Form 20-F
period 2002-12-31
CEMEX SA DE CV
filed 2003-04-08
CIK 1076378

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F
(Mark One)
         |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
         |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended December 31, 2002
                                      OR
         |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ____________ to _______________ Commission file number __1-14946_____________________________________

                              CEMEX, S.A. de C.V.
_______________________________________________________________________________
          (Exact name of the registrant as specified in its charter)

                          CEMEX MEXICO, S.A. de C.V.
                   EMPRESAS TOLTECA DE MEXICO, S.A. de C.V.
_______________________________________________________________________________
      (Exact names of co-registrants and guarantors as specified in their respective charters)

                               CEMEX CORPORATION
_______________________________________________________________________________
                (Translation of registrant's name into English)

                           CEMEX MEXICO CORPORATION
                    EMPRESAS TOLTECA DE MEXICO CORPORATION
_______________________________________________________________________________
      (Translation of co-registrants' and guarantors' names into English)

                             United Mexican States
_______________________________________________________________________________
                (Jurisdiction of incorporation or organization)

         Av. Constitucion 444 Pte. Monterrey, Nuevo Leon, Mexico 64000
_______________________________________________________________________________
                   (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                  Name of each exchange on which registered
___________________________    ________________________________________________
American Depositary Shares ("ADSs"), each ADS
representing five Ordinary Participation
Certificates (Certificados de Participacion
Ordinarios) ("CPOs"),
Each CPO representing two Series A shares and
one Series B share.                                    New York Stock Exchange
_______________________________________________________________________________
American Depositary Warrants ("ADWs"), each ADW
representing five Appreciation Warrants
(Titulos Opcionales) ("Appreciation Warrants")         New York Stock Exchange
_______________________________________________________________________________

         Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                Not applicable
________________________________________________________________________________
                               (Title of Class)

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

Title of each class                                    Name of each exchange on
                                                       which registered
_______________________________________________________________________________
9.625% Notes due 2009 guaranteed by
CEMEX Mexico, S.A. de C.V. and Empresas
Tolteca de Mexico, S.A. de C.V.                        Not applicable
_______________________________________________________________________________
Guarantees of the 9.625% Notes due 2009
by CEMEX Mexico, S.A. de C.V. and Empresas
Tolteca de Mexico, S.A. de C.V.                        Not applicable
_______________________________________________________________________________

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

          1,579,765,572 CPOs
          3,331,300,154 Series A shares (including Series A shares underlying CPOs)
          1,665,650,077 Series B shares (including Series B shares underlying CPOs)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
         Yes     |X|    No____

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17        Item 18   |X|

                               TABLE OF CONTENTS


                                                                           Page

                                    PART I

   Item 1 -   Identity of Directors, Senior Management and Advisors...........2

   Item 2 -   Offer Statistics and Expected Timetable.........................2

   Item 3 -   Key Information.................................................2
     Risk Factors.............................................................2
     Cautionary Statement Regarding Forward Looking Statements................7
     Mexican Peso Exchange Rates..............................................8
     Selected Consolidated Financial Information..............................9

   Item 4 -   Information on the Company.....................................13
     Business Overview.......................................................13
     Our Business Strategy...................................................17
     Our Corporate Structure.................................................20
     North America...........................................................21
     Europe, Asia and Africa.................................................28
     South America, Central America and the Caribbean........................37
     Our Trading Operations..................................................46
     Regulatory Matters and Legal Proceedings................................47

   Item 5 -   Operating and Financial Review and Prospects...................53
     Critical Accounting Policies............................................54
     Consolidation of Our Results of Operations..............................56
     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001...58 Year Ended December 31, 2001 Compared to Year Ended December 31, 2000...65
     Liquidity and Capital Resources.........................................70
     Qualitative and Quantitative Market Disclosure..........................77
     Investments, Acquisitions and Divestitures..............................82
     The Euro Conversion.....................................................84
     U.S. GAAP Reconciliation................................................84
     Newly issued accounting pronouncements under U.S. GAAP..................84

   Item 6 -   Directors, Senior Management and Employees.....................87
     Senior Management and Directors.........................................87
     Board Practices.........................................................92
     Compensation of Our Directors and Members of Our Senior Management......93
     Employees...............................................................96
     Share Ownership.........................................................97

   Item 7 -   Major Shareholders and Related Party Transactions..............98
     Major Shareholders......................................................98
     Related Party Transactions..............................................99

   Item 8 -   Financial Information.........................................100
     Consolidated Financial Statements and Other Financial Information......100
     Legal Proceedings......................................................100
     CEMEX Dividends........................................................100
     Significant Changes....................................................101

   Item 9 -   Offer and Listing.............................................102
     Market Price Information...............................................102

   Item 10 -  Additional Information........................................103
     Articles of Association and By-Laws....................................103
     Material Contracts.....................................................109
     Exchange Controls......................................................112
     Taxation...............................................................113
     Documents on Display...................................................117

   Item 11 -  Quantitative and Qualitative Disclosures About Market Risk....118

   Item 12 -  Description of Securities Other than Equity Securities........118

                                    PART II

   Item 13 -  Defaults, Dividend Arrearages and Delinquencies...............119

   Item 14 -  Material Modifications to the Rights of Security
              Holders and Use of Proceeds...................................119

   Item 15 -  Controls and Procedures.......................................119

   Item 16 -  [Reserved]....................................................119

                                   PART III

   Item 17 -  Financial Statements..........................................120

   Item 18 -  Financial Statements..........................................120

   Item 19 -  Exhibits......................................................120

   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES ................F-1

   SCHEDULE I - Parent Company Only Financial Statements....................S-2

   SCHEDULE II - Valuation and Qualifying Accounts..........................S-10

                                 INTRODUCTION

         CEMEX, S.A. de C.V. is incorporated as a stock corporation with variable capital organized under the laws of the United Mexican States. As used in this annual report and except as the context otherwise may require, "CEMEX" refers to CEMEX, S.A. de C.V., its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, "CEMEX" refers solely to CEMEX, S.A. de C.V. and its consolidated subsidiaries. See note 1 to our consolidated financial statements included elsewhere in this annual report.

                     PRESENTATION OF FINANCIAL INFORMATION

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which differ in significant respects from U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, all financial data presented below and, unless otherwise indicated, elsewhere in this annual report are stated in constant Pesos as of December 31, 2002. See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. Non-Peso amounts included in those statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable. Those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under Item 3 -- "Key Information -- Mexican Peso Exchange Rates" as of the relevant period or date, as applicable.

         References in this annual report to "U.S.$" and "Dollars" are to U.S. Dollars, references to "(euro)" are to Euros and, unless otherwise indicated, references to "Ps," "Mexican Pesos" and "Pesos" are to constant Mexican Pesos as of December 31, 2002. The Dollar amounts provided in the financial statements included in this annual report and, unless otherwise indicated, elsewhere in this annual report are translations of constant Peso amounts, at an exchange rate of Ps10.38 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2002. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. See Item 3 -- "Key Information -- Selected Consolidated Financial Information."

         The noon buying rate for Pesos on December 31, 2002 was Ps10.425 to U.S.$1.00 and on March 31, 2003 was Ps10.782 to U.S.$1.00.

                               EXPLANATORY NOTE

         Our co-registrants are wholly-owned subsidiaries that have provided a corporate guarantee guaranteeing payment of our 9.625% Notes due 2009. These subsidiaries, which we refer to as our guarantors, are CEMEX Mexico, S.A. de C.V., or CEMEX Mexico, and Empresas Tolteca de Mexico, S.A. de C.V., or Empresas Tolteca de Mexico. The guarantors, together with their subsidiaries, account for substantially all of our revenues and operating income. See Item 4 -- "Information on the Company -- North America -- Our Mexican Operations." Pursuant to Rule 12h-5 under the Securities Exchange Act of 1934, or the Exchange Act, no separate financial statements or other disclosures concerning the guarantors other than the narrative disclosures and financial information set forth in note 23(x) to our consolidated financial statements have been presented in this annual report.

                                    PART I

Item 1 - Identity of Directors, Senior Management and Advisors

         Not applicable.

Item 2 - Offer Statistics and Expected Timetable

         Not applicable.

Item 3 - Key Information


                                 Risk Factors

         Many factors could have an effect on our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, environmental, political, industry, business and financial conditions. The principal factors are described below.

Our ability to pay dividends and repay debt depends on our subsidiaries' ability to transfer income and dividends to us.

         We are a holding company with no significant assets other than the stock of our wholly-owned and non-wholly-owned subsidiaries and our holdings of cash and marketable securities. Our ability to pay dividends and repay debt depends on the continued transfer to us of dividends and other income from our wholly-owned and non-wholly-owned subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us is limited by various regulatory, contractual and legal constraints that affect our subsidiaries.

We have incurred and will continue to incur debt, which debt could have an adverse effect on the price of our CPOs, ADSs, Appreciation Warrants and ADWs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities.

         We have incurred and will continue to incur significant amounts of debt, which could have an adverse effect on the price of our Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs. Since the values of our Appreciation Warrants and American Depositary Warrants, or ADWs, are linked to the price of our CPOs and ADSs, their prices could also be adversely affected by our debt levels. Our indebtedness may have important consequences, including increased interest costs if we are unable to refinance existing indebtedness on satisfactory terms. In addition, the debt instruments governing a substantial portion of our indebtedness contain various covenants that require us to maintain financial ratios, restrict asset sales and restrict our ability to use the proceeds from a sale of assets. Consequently, our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities could be limited. As of December 31, 2002, we had outstanding debt equal to Ps59.9 billion (U.S.$5.77 billion), not including obligations under preferred stock transactions and under equity derivative transactions in our own stock and in stock of our subsidiaries.

We have to service our Dollar and Yen denominated debt with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar and Yen denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate.

         A substantial portion of our outstanding debt is denominated in Dollars and Yen. This debt, however, must be serviced by funds generated from sales by our subsidiaries. Currently, we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar and Yen denominated debt. Consequently, we have to use revenues generated in Pesos or other currencies to service our Dollar and Yen denominated debt. See Item 5 "Operating and Financial Review and Prospects--Qualitative and Quantitative Market Disclosure -- Interest Rate

Risk, Foreign Currency Risk and Equity Risk -- Foreign Currency Risk." A devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar or the Yen could adversely affect our ability to service our debt. During 2002, Mexico and Spain, our main non-U.S. Dollar denominated operations, generated almost half of our sales (approximately 34% and 14%, respectively), before eliminations resulting from consolidation. In 2002, approximately 24% of our sales were generated in the United States with the remaining 28% of our sales being generated in several countries, with a number of currencies also having material depreciations against the Dollar and the Yen. During 2002, the Peso depreciated 13.2% against the Dollar and depreciated 20.2% against the Yen, while the Euro appreciated 16.1% against the Dollar and appreciated 7.6% against the Yen.

We may not be able to continue our growth if our acquisition strategy is not successful.

         A key element of our growth strategy is to integrate our recently acquired operations with existing operations. Our ability to realize the expected benefits from future acquisitions depends, in large part, on our ability to integrate the new operations with existing operations in a timely and effective manner. We cannot assure you that these efforts will be successful with respect to future acquisitions by us. Furthermore, our strategy depends on our ability to identify and acquire suitable assets at desirable prices. We cannot assure you that we will be successful in identifying or purchasing suitable assets in the future. If we fail to make further acquisitions, we may not be able to continue to grow in the long term at our historic rate.

We are subject to restrictions due to minority interests in our consolidated subsidiaries.

         We conduct our business through subsidiaries. In some cases, third-party shareholders hold minority interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Our derivative instruments and other financing arrangements may have adverse effects on the market for our securities and some of our subsidiaries' securities, and may adversely affect our ability to achieve operating efficiencies as a combined group.

         In recent years, we have entered into several derivative instruments and engaged in other financing transactions involving shares of our capital stock and shares of capital stock of some of our subsidiaries under equity forward contracts as a source of financing and as a means of meeting our obligations that may require us to deliver significant numbers of shares of our own stock.

         We have equity forward agreements in our own stock, which estimated fair value is linked to the market price of our CPOs or ADSs. As of December 31, 2002, the notional amount of our outstanding obligations under our equity forward contracts was approximately U.S.$1.4 billion, with an estimated fair value loss of U.S.$90.6 million. In addition to the estimated fair value loss of our equity forward agreements, a portion of which corresponds to the contracts designated as hedges of our stock option programs which are periodically recorded in our income statements, during 2002 we had losses amounting to approximately U.S.$98.3 million (Ps1,020.3 million) resulting from the net settlement of prior forward contracts replaced by the new forward transactions entered to cover our obligations under the Appreciation Warrants. See note 16A to our consolidated financial statements included elsewhere in this annual report. The decline in the estimated fair value of our equity forward contracts is due to a decrease in the market price of our equity securities. Pursuant to the terms of our equity forward contracts, if the shares underlying our equity forward agreements suffer a substantial decrease in market value, we could be required to compensate for the decrease in market value. If we default in this obligation, the counterparties to our equity forward agreements have the option of either selling the underlying shares into the market or requiring us to repurchase the underlying shares.

         As of December 31, 2002, U.S.$650 million was outstanding under a preferred equity financing arrangement, which is payable in two tranches in February 2004 and August 2004. Under the terms of the preferred equity financing arrangement, our subsidiary New Sunward Holding B.V. may be liquidated if we do not repurchase the preferred equity, or if we do not make payments on the preferred equity and in other adverse circumstances. Any such liquidation would include the sale of its assets (mainly the CEMEX Espana shares it holds) at market prices in an amount sufficient to satisfy the liquidation preference of the preferred equity.

         As stated above, if we default on the terms of our equity forward or preferred equity agreements, our counterparties may sell the shares underlying these agreements, which may:

         o        dilute shareholders' interests in our equity securities;

         o have an adverse effect on the market for our equity securities;

         o have an adverse effect on the market for the equity securities of some of our subsidiaries;

         o reduce the amount of dividends and other distributions that we receive from our subsidiaries;

         o create public minority interests in some of our subsidiaries that may adversely affect our ability to realize operating efficiencies as a combined group; and

         o        have an adverse effect on other financing agreements.

Any of these factors could adversely affect the price of our CPOs and ADSs and our other securities, such as our Appreciation Warrants and ADWs, whose prices are dependent on the prices of our CPOs and ADSs.

We are subject to several anti-dumping rulings that may limit our ability to export cement to the United States.

         Our Mexican operations are subject to anti-dumping rulings by the U.S. Commerce Department which may limit our ability to export cement to the United States. Since April 1990, our exports of gray Portland cement and clinker to the United States from Mexico, which represented 4.5% of total sales volume of our Mexican operations in 2002, have been subject to U.S. anti-dumping duties. In addition, importers of gray Portland cement and clinker from Mexico, including our U.S. operations, have been required to pay substantial cash deposits to the U.S. Customs Service to secure the eventual payment of those duties.

We are disputing some tax claims an adverse resolution of which may result in a significant additional tax expense.

         We have received notices from the Mexican tax authorities of tax claims in respect of the tax years from 1992 through 1996 for an aggregate amount of approximately Ps5.2 billion, including interest and penalties through December 31, 2002. An adverse resolution of these claims could materially reduce our net income. See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings -- Tax Matters."

Our operations are subject to environmental laws and regulations.

         Our operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which we operate, such as regulations regarding the release of cement dust into the air. Stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us or result in the need for additional investments in pollution control equipment, either of which could result in a material decline in our profitability in the short term.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

         We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially reduce our net income.

         In 2002, the largest percentage of our net sales (34%) and total assets (24%), at year-end, were in Mexico. If the Mexican economy experiences a continued recession or if Mexican inflation and interest rates increase significantly, our net income from our Mexican operations may decline materially because construction activity may decrease, which may lead to a decrease in sales of cement and ready-mix concrete. The Mexican government does not currently restrict the ability of Mexicans or others to convert Pesos to Dollars, or vice versa. The Mexican Central Bank has consistently made foreign currency available to Mexican private sector entities, such as CEMEX, to meet their foreign currency obligations. Nevertheless, if renewed shortages of foreign currency occur, the Mexican Central Bank may not continue its practice of making foreign currency available to private sector companies, and we may not be able to purchase the foreign currency we need to service our foreign currency obligations without substantial additional cost.

         We also have operations in the United States (24% of net sales and 19% of total assets in 2002), Spain (14% of net sales and 9% of total assets), Venezuela (4% of net sales and 3% of total assets), Central America and the Caribbean (7% of net sales and 5% of total assets), Colombia (3% of net sales and 3% of total assets), the Philippines (2% of net sales and 4% of total assets), other Asian countries, including Thailand (2% of total assets), and Egypt (2% of net sales and 2% of total assets). As in the case of Mexico, adverse economic conditions in any of these countries may produce a negative impact on our net income from our operations in that country.

         In recent years, Venezuela has experienced considerable volatility and depreciation of its currency, high interest rates, political instability and declining asset values. In February 2002 the government abandoned its policy of locking the Venezuelan Bolivar within an exchange rate band in favor of a free floating exchange rate system, resulting in an immediate 35% depreciation of the Venezuelan Bolivar. The April 2002 coup, which ousted President Chavez for two days, marked the climax of the political instability that continued throughout the remainder of 2002. In addition, an on-going nation-wide general strike that began in early December 2002 has caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela's oil-dependent economy. In 2002, inflation in Venezuela reached 31.2%, the Venezuelan Bolivar depreciated 85.1% against the Dollar and Venezuela's gross domestic product (GDP) decreased 8.9%. More recently, in response to the general strike and in an effort to shore up the economy and control inflation, in February 2003, Venezuelan authorities imposed foreign exchange and price controls on specified products, including cement. Further economic stagnation in the private sector is expected to result as a consequence of these market distortions. These developments have had and may continue to have an adverse effect on the construction sector in Venezuela, as a result of reduced demand for cement and ready-mix concrete, which has adversely affected our sales and net income.

         We believe that Asia represents an important market for our future growth. However, since mid-1997, many countries in Asia in which we have made significant investments have experienced considerable volatility and depreciation of their currencies, high interest rates, banking sector crises, stock market volatility, political instability and declining asset values. These developments have had and may continue to have an adverse effect on the Asian construction sector, as a result of reduced demand for cement and ready-mix concrete, which has adversely affected our sales and net income.

         We believe that Egypt also represents an important market for our future growth. Rising instability in the Middle East, however, has resulted from, among other things, civil unrest, extremism, the continued deterioration of Israeli-Palestinian relations and the current war in Iraq. There can be no assurance that political turbulence in the Middle East will abate at any time in the near future or that neighboring countries, including Egypt, will not be drawn into the conflict. In Egypt, extremists have engaged in a sometimes violent campaign against the government in recent years. There can be no assurance that extremists will not escalate their opposition in Egypt or that the government will continue to be successful in maintaining the prevailing levels of domestic order and stability. Since 2000, the Egyptian government devalued the pound four times, and in January 2003, it decided to let the pound trade as a freely floating currency. Since then, the Egyptian pound has depreciated against the Dollar by approximately 25.3% through March 31, 2003. Future depreciation of the Egyptian pound relative to other currencies could create additional inflationary pressures in Egypt by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the Egyptian pound against other currencies may dampen export-driven growth. The potential impact of the floating exchange rate system and of measures by the Egyptian government aimed at improving Egypt's investment climate is uncertain. The Egyptian Central Bank continues to monitor the exchange rate and reserves the right to intervene without notice. Weakened investor confidence as a result of currency instability as well as any of the other foregoing circumstances could have a material adverse effect on the political and economic stability of Egypt and consequently on our Egyptian operations.

         The September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon temporarily disrupted the trading markets in the United States and caused declines in major stock markets around the world. Since those attacks, there have been terrorist attacks in Indonesia and ongoing threats of future terrorist attacks in the United States and abroad. In response to these terrorist attacks and threats, the United States has instituted several anti-terrorism measures, most notably, the formation of the Office of Homeland Security, a formal declaration of War Against Terrorism and the current war in Iraq. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, including the war in Iraq, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other of our major markets. In the short-term, however, terrorist activity against the United States and the consequent response by the United States has contributed to the uncertainty of the stability of the United States economy as well as global capital markets. The current weakness of the United States economy has had, and may continue to have, an adverse effect on the private construction sector. In addition, the projected United States budget deficits may have an adverse effect on the public construction sector. Further economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

         On November 1, 2001, the provincial administration of the Indonesian province of West Sumatra, in which Gresik's Padang plant is located, announced that it had directed the management of Semen Padang, the wholly-owned subsidiary of Gresik that owns and operates the Padang plant, to report to the provincial authorities and that it intended to spin off the Padang subsidiary. We believe the provincial administration lacked legal authority to direct the affairs of Semen Padang, and we intend to defend our interests in Gresik and its subsidiaries, including Semen Padang. We cannot predict, however, what effect, if any, this action will have on our investment in Gresik.

         Since the attempt of the West Sumatra provincial administration in November 2001 to "take over" the management of Semen Padang, several interest groups opposed to any further sale of the Indonesian government's stock ownership in PT Semen Gresik to us have threatened strikes and other actions that would affect our Indonesian operations. We have discussed our concerns with the Indonesian government, which has demonstrated its willingness to carry out needed changes in management as a first step to re-attain normality in the Padang plant's operations. At an extraordinary general meeting of shareholders held in February 2002, the Indonesian government replaced three government-appointed commissioners and the President-Director of PT Semen Gresik. These replacements were implemented with our approval. Gresik, as the controlling shareholder of Semen Padang, has taken steps to convene a general meeting of shareholders to replace the management of Semen Padang. The management of Semen Padang has refused to convene such a meeting, and such refusal was upheld by the District Court in Padang in September 2002. In its ruling the District Court held that Gresik had not demonstrated that its application to convene the shareholders' meeting had received the necessary internal corporate approvals and that Gresik's reasons for changing management were improper. Gresik filed a request for cassation with the Indonesian Supreme Court on the grounds that, among other things, the District Court made an error of law in evaluating Gresik's reasons for the proposed corporate action, and committed a procedural error in concluding that Gresik had not obtained the requisite internal corporate approvals to convene the meeting.

           Cautionary Statement Regarding Forward Looking Statements

         Some of the information in this annual report may constitute forward-looking statements, which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, holders of our securities should keep in mind the factors described in "Risk Factors" and other cautionary statements appearing in Item 5 -- "Operating and Financial Review and Prospects" and elsewhere in this annual report. These risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

         This annual report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. We generated some of these data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified these data nor sought the consent of any organizations to refer to their reports in this annual report.

                          Mexican Peso Exchange Rates

         Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991.

         The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso depreciated against the Dollar by 22.7% in 1998, appreciated against the Dollar by 3.9% in 1999, depreciated against the Dollar by 1.16% in 2000, appreciated against the Dollar by 4.68% in 2001 and depreciated against the Dollar by 13% in 2002. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de Mexico, S.A., Grupo Financiero, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York. We cannot predict the value of the Peso or assure you that the Mexican government will not establish new exchange controls in the future.

         The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.



                                            CEMEX Accounting Rate                           Noon Buying Rate
                                  -------------------------------------------    ----------------------------------------
Year ended December 31,            End of                                         End of
                                   Period    Average(1)     High       Low        Period    Average(1)     High     Low
                                  --------- ------------- ---------- --------    --------- ------------ --------- -------
1998.........................      9.900       9.180       10.653     8.073       9.901       9.245      10.630   8.040
1999.........................      9.510       9.547       10.607     9.263       9.480       9.562      10.600   9.240
2000.........................      9.620       9.461       10.098     9.189       9.618       9.459      10.087   9.183
2001.........................      9.170       9.332        9.988     8.954       9.156       9.337      9.972    8.946
2002.........................     10.380       9.755       10.350     9.016       10.425      9.664      10.425   9.000

January 1, 2003 - March 31, 2003
    January..................      10.920      10.615      10.900    10.321       10.900     10.622      10.98    10.32
    February.................      11.020      10.937      11.061    10.776       11.030     10.945      11.060   10.770
    March....................      10.780      10.904      11.224    10.668       10.782     10.914      11.235   10.661

(1) The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.

         The noon buying rate for Pesos on March 31, 2003 was Ps10.782 to U.S.$1.00.

         The Mexican government does not currently restrict the ability of Mexicans or others to convert Pesos to Dollars, or vice versa. The Mexican Central Bank has consistently made foreign currency available to Mexican private sector entities, such as CEMEX, to meet their foreign currency obligations. Nevertheless, if renewed shortages of foreign currency occur, the Mexican Central Bank may not continue its practice of making foreign currency available to private sector companies and we may not be able to purchase the foreign currency we need to service our foreign currency obligations without substantial additional cost.

         For a discussion of the financial treatment of our operations conducted in other currencies, See Item 3 -- "Key Information -- Selected Consolidated Financial Information."

                  Selected Consolidated Financial Information


         The financial data set forth below as of and for each of the five years ended December 31, 2002 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2001 and 2002 and for each of the three years ended December 31, 2002, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included elsewhere in this annual report. These financial statements are subject to approval by our shareholders at the 2002 annual general meeting, scheduled to take place on April 24, 2003.

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, all financial data presented below and, unless otherwise indicated, elsewhere in this annual report are stated in constant Pesos as of December 31, 2002. See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

         Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under Item 3 - "Key Information - Mexican Peso Exchange Rates," as of the relevant period or date, as applicable.

           Under Bulletin B-15 of the Mexican Institute of Public Accountants, each time we report results for the most recently completed period, the Pesos previously reported in prior periods should be adjusted to Pesos of constant purchasing power as of the most recent balance sheet by multiplying the previously reported Pesos by a weighted average inflation index. This index is calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion our assets in each country represent of our total assets. The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of December 31, 2002:

                                                       Cumulative Weighted
                                Annual Weighted        Average Factor to
                                 Average Factor         December 31, 2002
                             ---------------------- -------------------------
1998.....................           1.0145                   1.1110
1999.....................           1.0134                   1.0952
2000.....................           0.9900                   1.0807
2001.....................           1.0916                   1.0916
-----------------------------------------------------------------------------




         The Dollar amounts provided below and, unless otherwise indicated, elsewhere in this annual report are translations of constant Peso amounts at an exchange rate of Ps10.38 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2002. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2002 was Ps10.425 to U.S.$1.00 and on March 31, 2003 was Ps10.782 to U.S.$1.00. From December 31, 2002 through March 31, 2003, the Peso depreciated by approximately 3.42% against the Dollar, based on the noon buying rate for Pesos.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                  Selected Consolidated Financial Information

                                                        As of and for the year ended December 31,
                                         -------------------------------------------------------------------------
                                           1998        1999         2000        2001         2002         2002
                                         ---------   ----------   ---------   ----------   ---------   -----------
                                                (in millions of constant Pesos as of December 31, 2002 and
                                                 Dollars, except ratios and share and per share amounts)
Income Statement Information:

Net sales............................... Ps47,308    Ps 50,790    Ps58,436    Ps 69,302   Ps 67,918    U.S.$6,543
Cost of sales(1)........................   27,354       28,297      32,653       38,981      37,944         3,656
Gross profit............................   19,955       22,492      25,783       30,321      29,974         2,887
Operating expenses......................    7,043        7,380       8,588       13,772      16,371         1,577
Operating income........................   12,911       15,112      17,195       16,549      13,603         1,310
Comprehensive financing income (cost),
     net(2).............................  (1,449)         (304)     (1,807)       2,649      (3,419)         (329)
Other income (expense), net.............  (1,668)       (3,123)     (2,436)      (4,174)     (4,041)         (389)
Income before income tax, business
     assets tax, employees' statutory
     profit sharing and equity in
     income of affiliates...............    9,794       11,685      12,952       15,024       6,143           592
Minority interest(3)....................      433          593         811        1,535         385            37
Majority interest net income............    8,806       10,231      10,389       11,790       5,400           520
Earnings per share(4)(5)................     2.32         2.71        2.52         2.76        1.20          0.12
Dividends per share(4)(6) (7)...........     0.49         0.56        0.65         0.70           -             -
Number of shares outstanding(4)(8)......    3,774        4,098       4,169        4,379       4,562         4,562

Balance Sheet Information:
Cash and temporary investments..........    4,460        3,434       3,203        4,288       3,749           361
Net working capital investment(9).......    6,999        7,350       9,627        9,336       7,260           699
Property, machinery and equipment, net..   67,336       72,815      93,920       89,493      93,037         8,963
Total assets............................  114,673      124,810     163,837      162,464     165,400        15,934
Short-term debt.........................   12,124       10,836      30,791       10,286      14,463         1,393
Long-term debt..........................   34,384       35,141      28,164       43,492      45,401         4,374
Minority interest(3)(10)................   13,715       13,177      24,927       19,774      12,526         1,207
Stockholders' equity (excluding
     minority interest)(11).............   42,618       54,515      54,591       61,828      59,626         5,744
Book value per share(4)(8)..............    11.29        13.31       13.09        14.12       13.07          1.26

Other Financial Information:
Operating margin........................    27.3%        29.8%       29.4%        23.9%       20.0%         20.0%
EBITDA(12)..............................   16,275       18,846      21,101       22,579      19,899         1,917
Ratio of EBITDA to interest expense,
     capital securities dividends and
     preferred equity dividends(13).....     2.96         3.50        4.00         4.39        5.23          5.23
Investment in property, machinery and
     equipment, net.....................    3,574        2,796       4,141        5,113       4,401           424
Depreciation and amortization...........    4,307        4,561       5,084        7,935       7,943           765
Net resources provided by operating
     activities(14).....................   13,346       16,218      18,092       23,626      17,269         1,664
Basic earnings per CPO(4) (5)...........     6.96         8.13        7.56         8.28        3.60          0.36


                                                             As of and for the year ended December 31,
                                                  -----------------------------------------------------------------
                                                      2000             2001             2002             2002
                                                  -------------    -------------    -------------    --------------
                                                     (in millions of constant Pesos as of December 31, 2002 and
                                                                 Dollars, except per share amounts)

U.S. GAAP(15):
Income Statement Information:
Majority net sales...........................       Ps  59,040       Ps  66,459       Ps  67,278       U.S.$ 6,482
Operating income.............................           14,370           10,623           10,874             1,048
Majority net income..........................            9,169           10,633            5,648               544
Basic earnings per share.....................             2.23             2.50             1.26              0.12
Diluted earnings per share...................             2.19             2.44             1.26              0.12
Balance Sheet Information:
Total assets.................................          174,220          163,322          169,556            16,335
Total long-term debt.........................           30,282           39,361           41,222             3.971
Minority interest............................            7,135            8,023            5,195               500
Other mezzanine items (16)...................           24,541           17,001           13,091             1,261
Total majority stockholders' equity..........           46,073           49,135           51,696             4,980
                                                                                             (footnotes on next page)

______________
(1)  Cost of sales includes depreciation.
(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, gain (loss) on marketable securities, foreign exchange result, net and monetary position result. See Item 5 -"Operating and Financial Review and Prospects."
(3) In connection with an equity swap transaction involving 24.8% of the shares of our subsidiary, CEMEX Espana, S.A., the balance sheet item minority interest in 1998 and 1999 includes the value of these shares as if owned by a third party. In September 2000, we terminated this transaction and repurchased the shares of CEMEX Espana. See Item 5 -"Operating and Financial Review and Prospects -Derivatives and Other Hedging Instruments."
(4) On September 15, 1999, we effected a stock split. For every one of our shares of any series we issued two Series A shares and one Series B share. All share and per share amounts have been adjusted to give retroactive effect to this stock split. Concurrently with the stock split, we also consummated an exchange offer to exchange ADSs and CPOs for our then existing A shares, B shares and ADSs and converted our then existing CPOs into CPOs. As of December 31, 2002, approximately 94.84% of our outstanding share capital was represented by CPOs.
(5) Earnings per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 20 to the consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying each year's basic earnings per share by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican GAAP.
(6) Dividends declared at each year's annual shareholders' meeting are reflected as dividends of the preceding year. (7) In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in constant Pesos as of December 31, 2002, were as follows: 1999, Ps.49 per share (or Ps1.47 per CPO); 2000, Ps1.66 per CPO (or Ps.56 per share); 2001 Ps1.96 per CPO (or Ps.65 per share); and 2002 Ps2.09 per CPO (or Ps.70 per share). As a result of dividend elections made by shareholders, in 1999, Ps288 million in cash was paid and 142 million additional shares were issued in respect of dividends declared for the 1998 fiscal year; in 2000, Ps282 million in cash was paid and 59 million additional CPOs were issued in respect of dividends declared for the 1999 fiscal year; in 2001, Ps84 million is cash was paid and 70 million additional CPOs were issued in respect of dividends declared for the 2000 fiscal year; and in 2002, Ps233 million in cash was paid and 64.4 million additional CPOs were issued in respect of dividends declared for 2001. For purposes of the table, dividends declared at each year's annual shareholders' meeting for each period are reflected as dividends for the preceding year. Our 2002 annual shareholders' meeting is scheduled to take place on April 24, 2003. It is expected that our board of directors will recommend that the shareholders approve a dividend program, similar in structure and amount to those implemented over the last 5 years. Shareholders should be entitled to receive the dividend in either stock or cash consistent with our past practices.
(8) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(9) Net working capital investment equals trade receivables plus inventories less trade payables.
(10) In connection with the preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at December 31, 2002 includes a notional amount of U.S.$650 million (Ps6,747.0 million) of issued preferred equity. In addition, minority interest net income in 2002 includes preferred dividends in the amount of approximately U.S.$23.2 million (Ps235.0 million). Of the U.S.$650 million of preferred equity outstanding as of December 31, 2002, U.S.$195 million is due in February 2004 and U.S.$455 million is due in August 2004.
(11) In December 1999, we entered into forward contracts with a number of banks covering 21,000,000 ADSs, which has increased to 24,008,313 as a result of stock dividends received in respect of such ADSs through June 2002. In December 2002, we agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts, having a December 2003 maturity, with the same banks with respect to the underlying ADSs on similar terms to the original forward transactions. As a result of this net settlement, we recognized a decrease of approximately US$98.3 million (Ps1,020.3 million) in our stockholders' equity, arising from changes in the valuation of the ADSs. These ADSs are considered to have been sold to the banks, and, therefore, future changes in the fair value of the ADSs will not be recorded until settlement of the new forward contracts. When we repurchase the ADSs upon settlement, the purchase price of the forward contracts relating to our ADSs will be recorded as a decrease in stockholders' equity.
(12) EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of the our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income, which we consider to be the most comparable measure as determined under Mexican GAAP. We are not required to prepare a statement of cash flows under Mexican GAAP and, therefore do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.


                                                         For the year ended December 31,
                                        ------------------------------------------------------------------
                                          1998        1999        2000       2001       2002       2002
                                        ---------  ------------ ---------- ---------- ---------  ---------
                                        (in millions of constant Pesos as of December 31, 2002 and Dollars)

             Reconciliation of EBITDA
               to operating income
             EBITDA                       16,275        18,846     21,101     22,579    19,899      1,917
             Less:
                Depreciation and
                amortization expense       3,364         3,734      3,906      6,030     6,296        607
                                        ---------  ------------ ---------- ---------- ---------  ---------
             Operating Income             12,911        15,112     17,195     16,549    13,603      1,310
                                        =========  ============ ========== ========== =========  =========

(13) Capital securities dividends consist of accrued dividends on the 9.66% Putable Capital Securities issued by one of our subsidiaries in May 1998. These capital securities were initially issued in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer.
(14) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions. In accordance with Mexican GAAP, operating activities include gain and loss from trading in marketable securities, including realized gain or loss from trading in our capital stock.
(15) We have restated the information at and for the years ended December 31, 2001 and 2002 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico. See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to CEMEX.
(16) For financial reporting under U.S. GAAP, elements that do not meet either the definition of equity, or the definition of debt, are presented under a third group, commonly referred to as "mezzanine items." These elements, as they relate to us, include our U.S.$650 million of preferred equity described in note 10 above, our U.S.$66 million of 9.66% Putable Capital Securities described in note 13 above and our U.S.$448.4 million obligation under the forward contracts described in note 11 above, in each case as of December 31, 2002. For a more detailed description of these elements, see notes 14(E), 14(F) and 23(O) to our consolidated financial statements included elsewhere in this annual report.

Item 4 - Information on the Company

         Unless otherwise indicated, references in this annual report to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis.

                               Business Overview

         We are a stock corporation with variable capital, or sociedad anonima de capital variable, organized under the laws of the United Mexican States ("Mexico") with our principal executive offices in Av. Constitucion 444 Pte., Monterrey, Nuevo Leon, Mexico 64000. Our main phone number is (011-5281) 8328-3000. CEMEX's agent for service, exclusively for actions brought by the Securities and Exchange Commission pursuant to the requirements of the United States Federal securities laws, is CEMEX Corp., located at 1200 Smith Street, Suite 2400, Houston, Texas 77002.

         CEMEX was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At the 2002 annual shareholders' meeting, this period was extended to the year 2100.

         CEMEX is the third largest cement company in the world, based on installed capacity as of December 31, 2002 of approximately 80.9 million tons. We are one of the world's largest traders of cement and clinker, having traded over 10.2 million tons of cement and clinker in 2002. We are a holding company engaged, through our operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. We are a global cement manufacturer with operations in North, Central and South America, Europe, the Caribbean, Asia and Africa. As of December 31, 2002, we had worldwide assets of Ps165.4 billion (U.S.$15.9 billion). On March 31, 2003, we had an equity market capitalization of approximately Ps57.5 billion (U.S.$5.3 billion).

         As of December 31, 2002, our main cement production facilities were located in Mexico, Spain, Venezuela, Colombia, the United States, Egypt, the Philippines, Thailand, Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico. As of December 31, 2002, our assets, cement plants and installed capacity, on an unconsolidated basis, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. It also includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

                                                                             As of December 31, 2002
                                                                  -----------------------------------------------
                                                                      Assets           Number        Installed
                                                                  ---------------                    Capacity
                                                                   (in billions          of          (millions
                                                                    of constant        Cement         of tons
                                                                      Pesos)           Plants       per annum)
 North America
      Mexico.................................................        Ps 57.0               15            27.2
      United States..........................................           44.7               12            13.6
 Europe, Asia and Africa
      Spain..................................................           21.5                8            10.8
      Asia...................................................           12.1                4            10.9
      Egypt..................................................            5.7                1             4.9
 South America, Central America and the Caribbean
      Venezuela..............................................            7.9                3             4.6
      Colombia...............................................            6.0                5             4.8
      Central America and the Caribbean......................           10.7                5             4.1
 Cement and Clinker Trading Assets and Other Operations......           71.9               --              --
___________

         In the above table, "Asia" includes our Asian subsidiaries, and, for purposes of the columns labeled "Assets" and "Installed Capacity," includes our 25.5% interest, as of December 31, 2002, in PT Semen Gresik, or Gresik, an Indonesian cement producer. In addition to the three cement plants owned by our Asian subsidiaries, Gresik operated four cement plants with an installed capacity of 17.2 million tons, as of December 31, 2002. In the above table, "Central America and the Caribbean" includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and other assets in the Caribbean region. In the above table, "Cement and Clinker Trading Assets and Other Operations" includes in the column labeled "Assets" our 11.9% interest in Cementos Bio Bio, a Chilean cement producer having three cement plants with an installed capacity of approximately 2.2 million tons at December 31, 2002, and intercompany accounts receivable of CEMEX (the parent company only) in the amount of Ps33.9 billion, which would be eliminated if these assets were calculated on a consolidated basis.

         During the last decade, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following have been our most significant acquisitions over the last five years:

         o In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc., or PRCC. The aggregate value of the transaction was approximately U.S.$180.2 million, not including the amount of net debt assumed of approximately U.S.$100.8 million.

         o On July 12, 2002, we purchased 25,429 shares of common stock (approximately 0.25% of the outstanding share capital) of CEMEX Asia Holdings, Ltd., or CAH, from a CAH investor for a purchase price of approximately U.S.$2.3 million, increasing our equity interest in CAH to 77.67%. CAH is a subsidiary originally created to co-invest with institutional investors in Asian cement operations. At the same time, we entered into agreements to purchase an additional 1,483,365 shares of CAH common stock (approximately 14.58% of the outstanding share capital) from several other CAH investors in exchange for 28,195,213 CEMEX CPOs (subject to anti-dilution adjustments). The exchange of 84,763 of the CAH shares for CEMEX CPOs is scheduled to take place in four equal quarterly tranches commencing on March 31, 2003, and the exchange of the reamining 1,398,602 of the CAH shares for CEMEX CPOs is scheduled to take place in four equal quarterly tranches commencing on March 31, 2004. For accounting purposes, the CAH shares to be received by us in exchange for CEMEX CPOs are considered to be owned by us effective as of July 12, 2002. As a result of this transaction and pending its successful consummation, we will have increased our stake in CAH to 92.25%. For recent developments regarding the exchange of CAH shares for CEMEX CPOs, please see Item 5-- "Operating and Financial Review and Prospects-- Liquidity and Capital Resources-- Recent Developments."

         o In May 2001, we acquired, through CAH, a 100% economic interest in Saraburi Cement Company Ltd., a cement company based in Thailand with an installed capacity of approximately 700 thousand metric tons, for a total consideration of approximately U.S.$73 million. In July 2002, Saraburi Cement Company changed its legal name to CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand).

         o In November 2000, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of common stock of Southdown, Inc., or Southdown, a U.S. cement producer. The total cost of the acquisition of Southdown was approximately U.S.$2.8 billion. In March 2001, through a corporate restructuring, we integrated the Southdown operations with our other U.S. operations and "Southdown" changed its legal name to CEMEX, Inc.

         o In November 1999, we acquired a 77% interest in Assiut Cement Company, or Assiut, an Egyptian cement producer, and in 2000, we increased our interest to 92.9%. In January 2001, we further increased our interest in Assiut to 95.8%.

         o In June 1999, we acquired an 11.9% interest in Cementos Bio Bio, Chile's largest cement producer.

         o In April 1999, we acquired a 15.8% interest in Cementos del Pacifico, a Costa Rican cement producer. In September 1999, we increased our interest in Cementos del Pacifico to 95.3%. As of December 31, 2002, we had increased our interest in Cementos del Pacifico to approximately 98.4%.

         o In February 1999, we acquired a 99.9% economic interest in APO Cement Corporation, or APO, a Philippine cement producer. In September 1999, we contributed our interest in APO to CAH.

         o In October 1998, we purchased from the Indonesian government a 14% interest in Gresik, Indonesia's largest cement producer. In 1999, we increased our interest in Gresik to approximately 25.5%. In October 2000, by means of capital contributions made by us and the minority investors, CAH acquired our interest in Gresik.

         o In 1998, we increased our economic interest in Rizal Cement Company, or Rizal (now, Solid Cement Corporation, or Solid, as a result of the merger of Rizal into Solid on December 23, 2002), a Philippine cement producer, from 30% to 70%. In September 1999, we contributed our interest in Rizal to CAH. On July 31, 2002, we purchased, through a wholly-owned subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in Rizal (now, Solid), for approximately U.S.$95 million. At December 31, 2002, as a consequence of this transaction and the increase of our stake in CAH, as described above, our proportionate economic interest in Solid (formerly, Rizal) was approximately 94.58%.

         o In 1998, we increased our equity interest in Cementos Diamante, S.A. (now, CEMEX Colombia, S.A., or CEMEX Colombia, as a result of a legal name change in August
                  2002), to approximately 78% and integrated the operations of CEMEX Colombia and Industrias e Inversiones Samper, S.A., into a single company, making CEMEX Colombia the second largest cement producer in Colombia. In 1999 and 2000, we increased our equity interest in CEMEX Colombia to approximately 98.2% of total shares and 99.3% of ordinary shares.

         For the year ended December 31, 2002, our net sales, before eliminations resulting from consolidation, were divided among the countries in which we operate as follows:

                              [GRAPHIC OMITTED]

         For a description of a breakdown of total revenues by geographic markets for each of the years ended December 31, 2000, 2001 and 2002, please see Item 5 -- "Operating and Financial Review and Prospects."

Our Production Process

         Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Mortar is the mixture of cement with finely ground limestone used in some construction applications. Ready-mix concrete is the mixture of cement, aggregates such as sand and gravel and water.

         We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay is then pre-homogenized, a process which consists of combining different types of clay in different proportions in a large storage area. The clay is usually dried by the application of heat in order to remove humidity acquired in the quarry. The crushed raw materials are fed in pre-established proportions, which vary depending on the type of cement to be produced, into a grinding process, which mixes the various materials more thoroughly and reduces them further in size in preparation for the kiln. In the kiln, the raw materials are calcined, or, processed at a very high temperature, to produce clinker. Clinker is the intermediate product used in the manufacture of cement obtained from the mixture of limestone and clay with iron oxide.

         There are two primary processes used to manufacture cement, the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2002, 46 of our 53 operating production plants used the dry process, five used the wet process and two used both processes. Three of the seven production plants that use the wet process are located in Venezuela. The remaining four production plants that use the wet process are located in Colombia, Nicaragua, and the Philippines. In the wet process, the raw materials are mixed with water to form slurry which is fed into the kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker. Finally, clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

User Base

         In most of the markets in which we compete, cement is the primary building material in the industrial and residential construction sectors. The lack of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk.



                             Our Business Strategy

         We seek to continue to strengthen our leadership position in the cement industry and to maximize our overall performance by employing the following strategies:

         Reduce overall costs related to cement production.

         By continuing to produce cement at a low cost we believe that we will continue to generate the necessary cash flows to support our present and future growth. We strive to reduce our overall cement production related costs through strict cost management and a constant search for efficiencies. By taking actions such as the use of alternative energy sources and the incorporation of technological improvements at the plant level we have reduced and expect to continue to reduce costs.

         We plan to continue to eliminate redundancies at all levels, streamline corporate structures and centralize administrative functions to increase our efficiency and lower costs. In addition, in the last few years, we have carried out various procedures to improve the environmental impact of our activities as well as our overall product quality. With each international acquisition, we have refined the implementation of both the technological and managerial processes required to rapidly integrate acquisitions into our existing corporate structure.

         We have implemented the "CEMEX Way" as part of this process. The CEMEX Way is a program designed to develop efficiencies and improved ways of working, which will further reduce our costs, streamline our processes and extract synergies from our global operations going forward. As a result, we have developed centralized management information systems, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have been implemented throughout our operations and that are expected to assist us in lowering costs.

         Develop new competitive advantages.

         We continue to focus on developing new competitive advantages that will differentiate ourselves from our competitors, and we are strengthening our commercial and corporate brands in this highly competitive industry in an effort to further enhance the subjective value of our products in our final customers. Our lower cost combined with our higher quality service has allowed us to make significant inroads in these areas.

         We believe our Construrama branding and our other marketing strategies in Mexico will strengthen our distribution network, foster greater loyalty among distributors and further fortify our commercial network. With Construrama, we are enhancing the operating and service standards of our distributors, providing them with training, a standard image and national publicity, while our other strategy, which we call "Multiproductos," helps our distributors offer a wider array of construction materials and reinforces the subjective value of our products in their customers. In Spain, we have implemented several initiatives to increase the value of our services to our clients such as mobile access to account information, 24-hour bulk cement dispatch capability, night delivery of ready-mix cement, and a customer loyalty incentive program.

         Expand into selected new markets.

         Subject to economic conditions that may affect our ability to consummate acquisitions, we intend to continue adding assets to our existing portfolio. By selectively participating in markets that have long-term growth potential, in most cases we have been able to increase our cash flow and return on equity. We evaluate potential acquisitions in light of our three primary investment principles:

         ? the potential for increasing the acquired entity's value should be principally driven by factors that we can influence, particularly the application of our management and turnaround expertise;

         o the acquisition should not compromise our financial strength; and

         o the acquisition should offer a higher long-term return on our investment than our cost of capital.

         In order to minimize our capital commitment and to maximize our return on stockholders' equity, we will continue to analyze the potential capital raising sources available in connection with acquisitions, including sources of local financing and possible joint ventures. We normally consider opportunities for, and routinely engage in preliminary discussions concerning, acquisitions.

         Strengthening our financial structure.

          We believe our strategy of cost-cutting initiatives, increased value proposition and geographic expansion will translate into growing operating cash flows. Our objective is to strengthen our financial structure by:

         o        optimizing our borrowing costs and debt maturities;

         o        increasing our access to various capital sources; and

         o maintaining the financial flexibility needed to pursue future growth opportunities.

         We intend to continue monitoring our credit risk while maintaining the flexibility to support our business strategy.

         Optimize distribution of our products through global coordination.

         Through a worldwide import and export strategy, we will continue to optimize capacity utilization and maximize profitability by directing our products from countries experiencing downturns in their respective economies to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and to take advantage of demand opportunities and price movements worldwide.

         Focusing on attracting, retaining and developing a diverse, experienced and motivated management team.

         We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers.

         Our senior management encourages managers to continually review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we increase their diversity of experience. We provide our senior management with ongoing training throughout their careers. In addition, through our stock-based compensation program, our senior management has a stake in our financial success.

         The implementation of our business strategy demands effective dynamics within our organization. Our corporate infrastructure is based on internal collaboration and global management platforms. We will continue to strengthen and develop this infrastructure to effectively support our strategy.

                            Our Corporate Structure

         We are a holding company and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2002. The chart also shows, for each company, our approximate direct or indirect percentage equity or economic ownership interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include our intermediary holding companies and our operating company subsidiaries.

                               [OBJECT OMITTED]

                                 North America

         As of and for the year ended December 31, 2002, North America, which includes our operations in Mexico and the United States, represented approximately 58% of our net sales, 50% of our total installed capacity and 43% of our total assets.

Our Mexican Operations


Overview

         Our Mexican operations represented approximately 34% of our net sales in 2002.

         At December 31, 2002, we owned or had economic rights to 100% of the outstanding capital stock of CEMEX Mexico, including an approximate 0.6% interest held by a Mexican trust for our benefit. CEMEX Mexico is a direct subsidiary of CEMEX and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX Mexico, indirectly, is also the holding company for our international operations.

         At December 31, 2002, CEMEX Mexico owned approximately 100% of the outstanding capital stock of Empresas Tolteca de Mexico. Empresas Tolteca de Mexico is a holding company for some of our operating companies in Mexico.

         CEMEX Mexico and Empresas Tolteca de Mexico, together with their subsidiaries, account for substantially all the revenues and operating income of our Mexican operations.

         Since the early 1970s, we have pursued a growth strategy designed to strengthen our core operations and to expand our activities beyond our traditional market in northeastern Mexico. This strategy has transformed our Mexican operations from a regional participant into the leading Mexican cement manufacturer. The process was largely completed with our acquisition of Cementos Tolteca, S.A. de C.V. in 1989, which increased our installed capacity for cement production by 6.5 million tons. Since the Cementos Tolteca acquisition, we have added 5.5 million tons of installed capacity in Mexico through acquisitions, expansion, modernization and the construction of new plants. Our largest new construction project in Mexico in the 1990s was the Tepeaca plant, which began operations in 1995 and had an installed capacity as of December 31, 2002 of 3.3 million tons. During the second quarter of 2002, the production operations at our oldest plant (Hidalgo) were temporarily halted pending our review of the cost effectiveness of continued production operations at this plant. We do not presently foresee any significant capacity expansion in our Mexican operations in 2003.

         In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. By the end of 2002, 740 independent concessionaries with more than 2,000 stores were integrated into the Construrama program in more than 100 cities throughout Mexico. During 2003, we expect to make the Construrama program available to more distributors.

The Mexican Cement Industry

         Cement in Mexico is sold principally through distributors with the remaining balance sold through ready-mix concrete producers, manufacturers of contract products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients of concrete in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors typically account for around 75% of Mexico's private sector demand. Individuals who purchase bags of cement for their own housing and other basic construction are a significant component of the retail sector. We estimate that as much as 50% of house building in

Mexico is performed by individuals who undertake their own construction. We believe that this large retail sales base is a factor that contributes significantly to the overall performance of the Mexican cement market.

         Competition. As recently as the early 1970s, the Mexican cement industry was regionally fragmented. However, over the last 30 years, the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. As of December 31, 2002, according to publicly available information, the major cement producers in Mexico are CEMEX; Apasco, an affiliate of Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; and Cementos Moctezuma, an associate of Ciments Molins, which is partially owned by Lafarge.

         Potential entrants into the Mexican cement market face various impediments to entry including:

         o        the extensive capital investment requirements;

         o the length of time required for construction of new plants (approximately two years); and

         o the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement.

         The latter is particularly significant in Mexico because of the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico's east and west coasts. New entrants also face the significant time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market.


Our Mexican Operating Network

                              [GRAPHIC OMITTED]

(1) In 2002, production operations at the Hidalgo cement plant were temporarily halted pending our review of the cost effectiveness of continued production operations at this plant.

         Currently, we operate 14 plants (not including Hidalgo) and 75 distribution centers (67 land terminals and 8 marine terminals) located throughout Mexico. We operate modern plants on Mexico's Atlantic and Pacific coasts, allowing us to take advantage of low-cost maritime transportation to the Asian, Caribbean, Central and South American and U.S. markets.

         We believe that geographic diversification in Mexico is important because:

         o it decreases the effect of regional cyclicality on total demand for our Mexican operations' products;

         o it places our Mexican operations in physical proximity to customers in each major region of Mexico, allowing more cost-effective distribution; and

         o it allows us to optimize production processes by shifting output to those facilities better suited to service the areas with the highest demand and prices.


Products and Distribution Channels

         Our domestic cement sales represented approximately 93% in 2000, 96% in 2001, and 97% in 2002 of our total Mexican cement sales revenues.

         Cement. As a result of the retail nature of the Mexican market, our Mexican operations are not dependent on a limited number of large customers. In 2002, our Mexican operations sold approximately 75% of their cement sales volume through more than 5,200 distributors throughout the country, most of whom work on a regional basis. The five most important distributors in the aggregate accounted for approximately 4% of our Mexican operations' total sales by volume for 2002.

         The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk in the commodity market. We own the registered trademarks for our major brands in Mexico, such as "Monterrey," "Tolteca" and "Anahuac." We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. Our domestic cement sales volumes grew 5% in 2000, declined 7% in 2001, and grew 4% in 2002. In addition, we own the registered trademark for the "Construrama" brand name for construction material stores. See "Our Mexican Operations - Overview" above for a description of our recently launched Construrama program.

         Ready-Mix Concrete. Ready-mix concrete sales volumes by our Mexican operations grew 13% in 2000, decreased 3% in 2001 and increased 10% in 2002. Although traditionally ready-mix concrete has not been an important product in Mexico because of the availability of low-cost labor and the relatively small size of private sector construction projects, for the year ended December 31, 2002, ready-mix concrete sales represented 10% of our Mexican operations' total cement sales volume.

         Demand for ready-mix concrete in Mexico depends on various factors over which we have no control. These include the overall rate of growth of the Mexican economy and plans of the Mexican government regarding major infrastructure and housing projects.

         Exports. Our Mexican operations export a portion of their cement production. Exports of cement and clinker by our Mexican operations decreased 2% in 2000, decreased 10% in 2001, and decreased 25% in 2002. In 2002, 36% of our exports from Mexico were to Central America and the Caribbean, 63% to the United States, and 1% to South America.

         Our Mexican operations' cement and clinker exports to the U.S. are marketed through wholly-owned subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm's-length basis. Imports of cement and clinker into the U.S. from Mexico are subject to anti-dumping duties. See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings -- U.S. Anti-Dumping Rulings -- Mexico."


Production Costs

         Our Mexican operations' cement plants primarily utilize residual fuel oil, but several are designed to switch to natural gas with minimum downtime. Pursuant to a 20-year contract entered into with Pemex, or Petroleos Mexicanos, Pemex has agreed to supply us with 900 thousand tons of petcoke per year, commencing in 2002.

Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. We expect the Pemex petcoke contract to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout its 20-year term. In addition, since 1992, our Mexican operations have begun to use alternate fuels, reducing the consumption of residual fuel oil and natural gas to 24% (based on a yearly average) of the total fuel consumption for our Mexican operations in 2002.

         In 1999, CEMEX, through a subsidiary, reached an agreement with ABB Alstom Power and Sithe Energies, Inc., requiring that Alstom and Sithe finance, build and operate Termoelectrica del Golfo, a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and supply electricity to CEMEX for a period of 20 years. The total cost of the project is approximately U.S.$360 million. CEMEX is obligated to supply Alstom with 650 thousand tons of petcoke per year over the same period and will buy all the electricity produced by the plant. We expect to meet our petcoke delivery requirements to Alstom through our petcoke supply contract with Pemex. CEMEX may also be obligated to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. We expect this project to reduce the volatility of our energy costs and to provide approximately 100% of the electricity needs of 11 of our cement plants in Mexico once the plant is operational, which we currently anticipate will be during the first half of 2003.

         We have from time to time purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See Item 5 -- "Operating and Financial Review and Prospects -- Liquidity and Capital Resources."


Description of Properties, Plants and Equipment

         As of December 31, 2002, we operated 14 wholly-owned cement plants (not including Hidalgo) located throughout Mexico, with a total installed capacity of 27.2 million tons per year. Our Mexican operations' most significant gray cement plants are the Huichapan, Tepeaca and Barrientos plants, which serve the central region of Mexico, the Monterrey, Valles and Torreon plants, which serve the northern region of Mexico, and the Guadalajara and Yaqui plants, which serve the Pacific region of Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that these limestone and clay reserves have an average life of more than 60 years, assuming 2002 production levels. As of December 31, 2002, all our production plants in Mexico utilized the dry process.

         As of December 31, 2002, we had a network of 67 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities and eight marine terminals. In addition, we had 220 ready-mix concrete plants throughout 77 cities in Mexico and 1,211 ready-mix concrete delivery trucks.


Capital Investments

         We made capital expenditures of approximately U.S.$94.8 million in 2002 in our Mexican operations. We currently expect to make capital expenditures of approximately U.S.$115 million during 2003.

Our U.S. Operations


Overview

         Our U.S. operations represented approximately 24% of our net sales in 2002. As of December 31, 2002, we had a cement manufacturing capacity of approximately 13.6 million metric tons per year in our United States operations, including nearly 600 thousand metric tons in proportional interests through minority holdings.

         As of December 31, 2002, we operated a geographically diverse base of 12 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Michigan, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also had 51 rail or water served active distribution terminals in the United States and one in Canada. We also market ready-mix concrete products in four of our largest cement markets, California, Arizona, Texas, and Florida. In addition, we mine, process and sell construction aggregates in California, Arizona, Texas and Florida.


The Cement Industry in the United States

         Competition. As a result of the lack of product differentiation and the commodity nature of cement, the cement industry in the U.S. is highly competitive. We compete with national and regional cement producers in the U.S. CEMEX, Inc.'s principal competitors in the United States are Holcim, Lafarge, Buzzi-Dyckerhoff, Heidelberg Cement and Ash Grove Cement.

         According to the Portland Cement Association's U.S. and Canadian Plant Information Summary as of December 31, 2001 (released fourth quarter
2002), we ranked first in total active cement manufacturing capacity among the 31 cement producers (including joint ventures) that comprise the U.S. market.

         The U.S. ready-mix concrete industry is highly fragmented, and few producers have annual sales in excess of U.S.$3 million or have a fleet of more than 20 mixers. Given that the concrete industry has historically consumed approximately 70% of all cement produced annually in the U.S., many cement companies choose to be vertically integrated.

         Aggregates are widely used throughout the U.S. for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the U.S. Geological Survey, in 2002, approximately 4,000 companies operated approximately 6,300 quarries and pits.

Our United States Operating Network


                              [GRAPHIC OMITTED]


 (1) In 2001, production operations at the Pittsburgh cement plant were shut down. It now operates as a distribution terminal.


Products and Distribution Channels

         CEMEX, Inc. delivers a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or CEMEX, Inc. delivers the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant. As discussed below, cement demand in the United States has become less dependent upon the more cyclical residential and commercial sectors. Because of the distribution of operations across the U.S., we are able to achieve stability of cash flows should market conditions deteriorate in any one region of the U.S.

         Cement. Our cement operations represented approximately 69% of our 2002 U.S. operations revenues. Our U.S. operations sales volumes increased 30% in 2000, 183% in 2001, mainly because of the Southdown , now named CEMEX, Inc., acquisition, and decreased 5.3% in 2002 due to the economic downturn in the United States, which has resulted in a decreased demand for cement in the commercial, industrial and infrastructure sectors. High levels of construction activity in most regions of the United States during the last several years resulted in favorable market dynamics for cement, which in turn resulted in higher prices.

         Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. According to estimates of the Portland Cement Association, the three construction sectors that are the major components of cement consumption are public works construction, commercial and industrial construction, and residential construction.

         Cement demand has recently been much less vulnerable to a downturn than in previous cycles due to increased public infrastructure spending.
In 2002, according to our estimates, public infrastructure spending accounted for 54% of the total cement consumption in the U.S. Strong cement demand over the past decade has driven industry capacity utilization up to maximum levels. According to the Portland Cement Association, domestic capacity utilization reached 98.7% in 2000, 95.5% in 2001 and 93.3% in 2002.

         Ready-Mix Concrete. Concrete operations represented approximately 24% of our 2002 revenues in the U.S. We have ready-mix operations in California, Arizona, Texas and Florida. Our concrete operations in those states purchase most of their cement requirements from our cement operations in the U.S.

         Aggregates. Our construction aggregates operations include mining, processing and selling construction aggregates in California, Arizona, Texas and Florida. Aggregates operations represented approximately 6% of our 2002 U.S. revenues. At 2002 production levels, it is anticipated that 95% of our construction aggregates reserves in the U.S. will last from 10 years to more than 50 years.


Production Costs

         The largest cost components of our plants are electricity and fuel, which accounted for approximately 35% of CEMEX, Inc.'s total production costs in 2002. The majority of our U.S. plants use coal as primary fuel, which has maintained a relatively stable price. CEMEX, Inc. has a limited exposure to coal price increases, as most of its coal requirements have been secured through long-term contracts that were executed prior to recent price increases. Therefore, increases in fuel prices have not had a material impact on CEMEX, Inc.'s production costs. In addition, CEMEX, Inc. is currently implementing an alternative fuels program to gradually replace coal with more economic fuels such as petcoke and tires, which will result in reduced energy costs. By retrofitting our cement plants to handle alternative fuels, we will gain more flexibility in supplying our energy needs and become less vulnerable to potential price spikes. Power costs in 2002 represented approximately 19% of the cash manufacturing cost, which represents production cost before depreciation. We have improved the efficiency of CEMEX, Inc.'s electricity usage, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.


Description of Properties, Plants and Equipment

         As of December 31, 2002, we operated 12 cement manufacturing plants in the U.S., with a total installed capacity of 13.6 million metric tons per year, including 600 thousand metric tons in proportional interests through minority holdings. All our cement production facilities are wholly owned except for the Balcones plant, which is leased, and the Louisville plant and Pittsburgh terminal. The Louisville and Pittsburgh facilities are owned by Kosmos Cement Company, a joint venture in which CEMEX, Inc. owns 75% and a subsidiary of Dyckerhoff AG owns 25% of the interests.

         During the fourth quarter of 2001, we substantially completed a capacity expansion project at our Victorville manufacturing facility, which resulted in a net capacity increase of approximately one million metric tons per year.

         As of December 31, 2002, we operated a concrete distribution network of 86 ready-mix concrete plants, 52 cement terminals, four of which are deep-water terminals, and 23 aggregate locations throughout the U.S.


Capital Investment

         We made capital expenditures of approximately U.S.$65 million in 2000, U.S.$179.5 million in 2001 and U.S.$95.9 million in 2002 in our U.S. operations. We currently expect to make capital expenditures in our U.S. operations of approximately U.S.$103 million during 2003.

                            Europe, Asia and Africa

         As of December 31, 2002, our business in Europe, Asia and Africa, which included our majority-owned operations in Spain, the Philippines, Thailand and Egypt, as well as our minority interests in Indonesia and other Asian investments, represented approximately 18% of our net sales, 33% of our total installed capacity and 17% of our total assets.

Our Spanish Operations

Overview

         Our Spanish operations represented approximately 14% of our net sales in 2002. We conduct our Spanish operations through our operating subsidiary CEMEX Espana, S.A. or CEMEX Espana, formerly named Compania Valenciana de Cementos Portland, S.A. CEMEX Espana is also a holding company for most of our international operations. Our cement activities are conducted by CEMEX Espana itself and Cementos Especiales de las Islas, S.A. Our ready-mix concrete activities and our aggregates activities are conducted by Hormicemex, S.A. and Aricemex S.A., respectively.


The Spanish Cement Industry

         In 2002, the construction sector of the Spanish economy grew 4.5%, primarily as a result of the growth of construction in the residential sector of the Spanish economy. Cement consumption in Spain increased approximately 11.1% 2000, 9.1% in 2001 and 4.6% in 2002. Our domestic cement and clinker sales volumes in Spain increased 12.4% in 2000, 4.1% in 2001, and 2.5% in 2002.

         During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and the relative weakness or strength of the Euro against the Dollar. Cement imports increased 9.5% in 2000, 22.2% in 2001 and 2.1% in 2002. Clinker imports increased 16.5% in 2000, 43.6% in 2001 and 6.9% in 2002. Imports primarily had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets. Nonetheless, sales from imports have been increasing in the center of Spain in recent years.

         In the past, Spain has traditionally been one of the leading exporters of cement in the world exporting up to 6 million tons per year. Nevertheless, exports of producers in Spain have been reduced in recent years to 1.4 million tons in 2002 to meet strong domestic demand. Our Spanish operations' cement and clinker export volumes decreased by 57% in 2000, and 42% in 2001, as a result of the strong domestic demand. In 2002, they increased 3.7%.

         Competition. In 2002, the world's largest producer, the Lafarge group of France, sold two cement plants with an aggregate of 1.6 million tons of total cement capacity and a grinding mill in the south of Spain to Cimpor, a Portuguese company. According to the Asociacion de Fabricantes de Cemento de Espana, or OFICEMEN, the Spanish cement trade organization, as of December 31, 2002, approximately 60% of installed capacity for production of cement in Spain was owned by five multinational groups, including CEMEX.

         Competition in the ready-mix concrete industry is particularly intense in large urban areas. Our subsidiary Hormicemex has achieved a sizable market presence in areas such as Baleares, Canarias, Levante and Aragon. In other areas, such as the central and Cataluna regions, our market share remains smaller due to greater competition in the relatively larger urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry has led to weak pricing, which, in turn, has affected Hormicemex's profitability. Despite this fact, the distribution of ready-mix concrete remains a key component of CEMEX Espana's business strategy.

         The Spanish ready-mix concrete industry is subject to increasingly stringent regulations regarding safety, environment, licenses and quality of products. Compliance, however, is not strongly enforced, which permits independent local ready-mix concrete producers to circumvent so-called production norms and offer low quality products at lower prices. Nevertheless, we expect that the more rigorous ready-mix concrete regulations of the

European Union will have to be strictly complied with in Spain in the near future and that the operating costs of small independent ready-mix concrete producers will increase, thereby dampening their ability to compete as effectively as they do now.


Our Spanish Operating Network

         OFICEMEN reported that, based on 2002 sales, CEMEX Espana had a market share of approximately 22% in gray and white cement, making us the leader in the Spanish cement industry. We believe that we maintain this leading market position because of our customer service and our geographic diversification, which includes extensive distribution channels that enable us to cope with downturns in demand more effectively than many of our competitors because we are able to shift our production to serve areas with the strongest demand and prices.

                              [GRAPHIC OMITTED]

         Products and Distribution Channels. CEMEX Espana offers various types of cement, targeting specific products to specific markets and users. In 2002, approximately 20% of CEMEX Espana's domestic sales volumes consisted of bagged cement through distributors, and the remainder of CEMEX Espana's domestic sales volumes consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX Espana's own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

         Exports. In general, despite increases in domestic demand in recent years, we have been able to export excess capacity through collaboration between CEMEX Espana and our trading network. Export prices, however, are usually lower than domestic market prices, and costs are usually higher for export sales. In 2002, 37% of our exports from Spain were to the United States, 20% to Europe and the Middle East, 39% to Africa and 4% to the Caribbean.


Production Costs

         We have improved the profitability of our Spanish operations by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction policy. We reduced the clinker-cement ratio (the proportion of clinker used in the production of cement) by 4.8 percentage points over the last four years, including a 1.6 percentage point reduction in 2002 compared to 2001. Additionally, the increased capacity in 2002 of the San Vicente plant (approximately 400 thousand tons) has allowed us to reduce the clinker transportation costs between plants and the need for imported clinker. In 2002 we burned meal flour as fuel, achieving a 1% substitution rate for petcoke. During 2003, in addition to burning meal flour, we expect to initiate the burning of tires.


Description of Properties, Plants and Equipment

         As of December 31, 2002, our Spanish operations operated eight plants located in Spain, with a cement equivalent capacity of 10.8 million tons, including 850 thousand tons of white cement (the equivalent of approximately
1.7 million tons of gray cement). We also operated 81 ready-mix concrete plants, including 16 aggregate and nine mortar plants. CEMEX Espana also owns two cement mills, one of which is operated through a joint venture 50%-owned by CEMEX Espana, and 27 distribution centers, including nine land and 18 marine terminals.

         As of December 31, 2002, CEMEX Espana owned eight limestone quarries located in close proximity to its plants, which have useful lives ranging from 10 to 30 years, assuming 2002 production levels. Additionally, we have rights to expand those reserves to 50 years of limestone reserves, assuming 2002 production levels.


Capital Investments

         We made capital expenditures of approximately U.S.$61.1 million in 2002 in our Spanish operations. We currently expect to make capital expenditures in our Spanish operations of approximately U.S.$58 million during 2003.

Our Asian Operations

         As of December 31, 2002, our business in Asia, which includes our operations in the Philippines and Thailand, as well as our minority interests in Indonesia and other assets in Asia, represented approximately 2% of our net sales, 13.5% of our total installed capacity and 5% of our total assets.


Our Philippine Operations


The Philippine Cement Industry

         During 2002, cement consumption in the Philippine market totaled 12.8 million tons. Since there is currently overcapacity in the Philippines, we intend to use our trading network to export a substantial amount of our Philippine cement production.

         The primary nature of the Philippine cement market is retail, similar to Mexico. Approximately 85% of Philippine cement volume is typically sold in bags through distributors and retailers. The balance is sold through ready-mix concrete producers, large and small contractors and hollow block manufacturers.

         After four years of continual decline since the 1997 Asian economic recession, cement demand in the Philippines started to recover during 2002 as the overall economy showed a slight improvement. As a result, the cement industry experienced growth of 7.4% in sales volume in 2002 compared to 2001. However, despite this improvement, demand growth is lagging when compared to other countries in the region and is below pre-crisis levels in Asia.

         Competition. As of December 31, 2002, the Philippine cement industry had a total of 20 cement plants and three cement grinding mills with an annual installed capacity of 26.4 million tons, according to the Philippine Cement Manufacturers Corporation. Major global cement producers own nearly 87% of this capacity.

         Our major competitors in the Philippine cement market are Holcim, which has interests in five local cement plants, and Lafarge, which has interests in eight local cement plants.

Our Philippine Operating Network


                              [GRAPHIC OMITTED]


         *Solid consists of two plants in Manila.

         Our Philippine operations have three cement plants with a total of eight production lines, three utilizing the dry process (75% of our capacity) and five utilizing the wet process (25% of our capacity), as well as distribution centers in Batangas and Iloilo.


Production Costs

         Costs of production include energy, labor, transportation, raw materials, maintenance and packaging. We estimate that we have mining rights for at least 15 years plus an option for another 15 years in Solid and 40 years in APO of limestone and clay reserves available to supply our Philippine operations at 2002 levels of production. Other raw materials, such as gypsum and iron ore, which are used in smaller quantities than limestone and clay, are purchased from outside suppliers.

         Our three plants have their own electricity generating capacity, which allows us to reduce our production costs since our self-generated electricity cost is usually cheaper than electricity supplied by either government-owned or privately-owned grids. However, one of our Manila plants can still avail itself of electricity from local suppliers when production reaches its peak or when rates are economically attractive.


Description of Properties, Plants and Equipment

         Our Philippine operations include three plants with a total capacity of 5.8 million tons per year and two marine distribution terminals. Our cement plants include two Solid plants, with five wet process production lines and one dry process production line and an installed capacity of 2.6 million tons, serving the Manila metropolitan region; and the APO plant, with two dry process production lines and an installed capacity of 3.2 million tons, serving the Visayas, North Mindanao and South of Luzon regions.

Capital Investments

         We made approximately U.S.$12.1 million of capital expenditures in 2002 in our Philippine operations. We currently expect to make capital expenditures of approximately U.S.$5.0 million during 2003.


Our Indonesian Equity Investment


Overview

         In October 1998, we purchased from the Indonesian government a 14% interest in Gresik, Indonesia's largest cement producer. In 1999, we increased our interest in Gresik to approximately 25.5%. The Indonesian government retains a 51% interest in Gresik. In October 2000, by means of capital contributions made by us and the minority investors, CAH acquired our interest in Gresik. As a result of this transaction and the increase of our stake in CAH, as described above, at December 31, 2002, our proportionate economic interest through CAH in Gresik was approximately 23.5%. Currently, we hold two seats on both the board of directors and the board of commissioners of Gresik, as well as the right to approve Gresik's business plan jointly with the Indonesian government.

         Gresik owns (directly or indirectly through its subsidiaries) and operates four cement plants in Indonesia with a total installed capacity of
17.3 million tons.

         On November 1, 2001, the provincial administration of the Indonesian province of West Sumatra, in which Gresik's Padang plant is located, announced that it had directed the management of Semen Padang, the wholly-owned subsidiary of Gresik that owns and operates the Padang plant, to report to the provincial authorities and that it intended to spin off the Padang subsidiary. We believe the provincial administration lacked legal authority to direct the affairs of Semen Padang, and we intend to defend our interests in Gresik and its subsidiaries, including Semen Padang. We cannot predict, however, what effect, if any, this action will have on our investment in Gresik.

         Since the attempt of the West Sumatra provincial administration in November 2001 to "take over" the management of Semen Padang, several interest groups opposed to any further sale of the Indonesian government's stock ownership in PT Semen Gresik to us have threatened strikes and other actions that would affect our Indonesian operations. We have discussed our concerns with the Indonesian government, which has demonstrated its willingness to carry out needed changes in management as a first step to re-attain normality in the Padang plant's operations. At an extraordinary general meeting of shareholders held in February 2002, the Indonesian government replaced three government-appointed commissioners and the President-Director of PT Semen Gresik. These replacements were implemented with our approval. Gresik, as the controlling shareholder of Semen Padang, has taken steps to convene a general meeting of shareholders to replace the management of Semen Padang. The management of Semen Padang has refused to convene such a meeting, and such refusal was upheld by the District Court in Padang in September 2002. In its ruling, the District Court held that Gresik had not demonstrated that its application to convene the shareholders' meeting had received the necessary internal corporate approvals and that Gresik's reasons for changing management were improper. Gresik filed a request for cassation with the Indonesian Supreme Court on the grounds that, among other things, the District Court made an error of law in evaluating Gresik's reasons for the proposed corporate action, and committed a procedural error in concluding that Gresik had not obtained the requisite internal corporate approvals to convene the meeting.




The Indonesian Cement Industry

         The Indonesian cement industry is one of the two largest in South East Asia, accounting for about 30% of the approximately 90 million tons of cement consumed in South East Asia in 2002, according to our estimates. Despite the recent economic and political problems experienced by Indonesia, we believe the Indonesian cement market is important to our Asian expansion strategy due to its strategic location, size, potential as an anchor for our South East Asian trading network and the significant growth potential of the Indonesian economy.

         Indonesian cement domestic demand increased 14.2% in 2001 and increased 6.8% in 2002. However, as of December 31, 2002, the Indonesian cement industry still had an excess capacity of approximately 55%, which has required Indonesian producers to seek export markets.

         Competition. Indonesia had 13 cement plants with a combined installed capacity of approximately 50 million tons as of December 31, 2002. Foreign companies continue their efforts to increase their participation in the industry. Lafarge holds a majority position in P.T. Semen Andalas, Heidelberger holds a majority interest in Indocement and Holcim holds a majority interest in Cibinong.

Gresik's Indonesian Operating Network

                              [GRAPHIC OMITTED]

         Gresik, with an installed capacity of 17.3 million tons, is Indonesia's largest cement producer. Gresik's production facilities include four plants with twelve dry production lines and one wet production line, with access to most of Indonesia's regions.

         As of December 31, 2002, Gresik was operating at approximately 72% capacity utilization. In 1998, CEMEX reached an agreement in principle with Gresik to buy at least 1.5 million tons of cement from Gresik during each of the years 2000, 2001 and 2002. Gresik undertook an upgrade of its port infrastructure in order to increase its export capacity. However, in light of the growth in the domestic market during the last two years, Gresik's need for increased export capacity has diminished significantly.

         Exports. During 2002, Gresik exported more than 18% of its cement production, mainly through its own efforts. Gresik exports mainly to Egypt, Bangladesh and Sri Lanka.


Description of Properties, Plants and Equipment

         As of December 31, 2002, Gresik operated four cement plants with an installed capacity of 17.3 million tons, and 12 land distribution centers and 10 marine terminals. Gresik's cement plants include the Padang plant, with one production line that utilizes the wet process and four production lines that utilize the dry process and an installed capacity of 5.6 million tons; the Gresik plant, which has two production lines that utilize the dry process and an installed capacity of 1.3 million tons; the Tuban plant, which has three production lines that utilize the dry process and an installed capacity of 6.9 million tons; and the Tonasa plant, which has three production lines that utilize the dry process and an installed capacity of 3.5 million tons.


Our Thai Operations


Overview

         In May 2001, through CAH, we acquired a 100% economic interest in Saraburi Cement Co. Ltd., a cement producer based in Thailand. The company was later renamed CEMEX (Thailand) Co., Ltd. Our proportionate economic interest in CEMEX (Thailand) through CAH is approximately 92.3% as of December 31, 2002.


The Thai Cement Industry

         According to our estimates, at December 31, 2002, the cement industry in Thailand had a total of 13 cement plants, with an aggregate annual installed capacity of approximately 54.1 million tons. We estimate that there are five major cement producers in Thailand, four of which represent 99% of installed capacity and 97% of the market.

         Competition. Our major competitors in the Thailand market, which, we have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.


Our Thai Operating Network


                              [GRAPHIC OMITTED]

Description of Properties, Plant and Equipment

         CEMEX (Thailand) owns one dry process cement plant located north of Bangkok and has been operating at full capacity. As of December 31, 2002, CEMEX (Thailand) had an installed capacity of approximately 720,000 metric tons.


Capital Investments

         We made approximately U.S.$7.1 million of capital expenditures in our Thai operations in 2002. We currently expect to make capital expenditures of approximately U.S.$2.1 million during 2003.


Other Asian Investments

         As part of our strategy to strengthen our presence in South Asia, in May 2000, we committed to invest approximately U.S.$34 million in the construction of a new grinding mill near Dhaka, Bangladesh. The grinding mill began operating in April 2001 and produced 174,000 tons during 2002. In addition, we sold an additional 175,000 tons of bagged cement in Bangladesh in 2002. We are supplying the mill with clinker from Gresik in Indonesia and from other countries in the region.

         In March 2001, we acquired a cement terminal in Sukematsu Port, Izumiotsu City, near Osaka, Japan for U.S.$2.8 million. The terminal is situated on land leased for a period of 30 years and has a storage capacity of 9,000 metric tons. Additional investments will be required to make the terminal operational. We have not yet made these investments pending our review of the Japanese cement industry. The terminal has potential annual throughput volume of approximately 300,000 tons.

         To further support our trading activities in the Asia region, as of June 2001, we acquired a 100% interest in Tunwoo Co. Ltd., a company based in Taiwan, for a total consideration of approximately U.S.$27 million. Tunwoo owns a license to operate a cement terminal in the port of Taichung located on the west coast of Taiwan. The import terminal has cement storage capacity of 60 thousand tons.


Our Egyptian Operations


Overview

         As of December 31, 2002, we had a 95.8% interest in Assiut, which has an installed capacity of approximately 4.9 million tons.


The Egyptian Cement Industry

         The Egyptian cement market consumed approximately 27.0 million tons of cement during 2002. Cement consumption increased by 0.8% in 2002, despite a slowdown in the Egyptian economy and the diminishing availability of foreign currency in Egypt which has affected most sectors of the Egyptian economy, in particular the Egyptian construction sector.

         Competition. As of December 31, 2002, the Egyptian cement industry had a total of ten cement producers, with an aggregate annual installed capacity of approximately 36 million tons. We estimate that, as of December 31, 2002, Holcim (Egyptian Cement Company), Lafarge (Alexandria Portland Cement and Beni Suef Cement) and CEMEX (Assiut Cement Company), the three largest cement producers in the world, were responsible for 45.6% of the total cement sales in Egypt. Other competitors in the Egyptian market are Suez and Tourah Cement Companies (Italcementi) and Helwan Portland Cement Company. In addition, cement prices in Egypt are controlled to a significant degree by the Egyptian government, which controls almost 50% of the industry's capacity


Our Egyptian Operating Network

                              [GRAPHIC OMITTED]

Distribution Channels

         As a result of the retail nature of the Egyptian market, over 90% of our cement sales volumes are typically sold in bags. Through our commercial strategy we have been able to serve retail customers throughout the country directly without having to depend on wholesalers and distributors.

Description of Properties, Plant and Equipment

         As of December 31, 2002, Assiut operated one cement plant with an installed capacity of approximately 4.9 million tons and three dry process production lines. Assiut's cement plant serves upper Egypt as well as Cairo and the Delta region, Egypt's main cement market.


Capital Investments

         We made capital expenditures of approximately U.S.$27.2 million in our Egyptian operations in 2002. We currently expect to make capital expenditures of approximately U.S.$20 million during 2003.


               South America, Central America and the Caribbean

         As of December 31, 2002, our business in South America, Central America and the Caribbean, which includes our operations in Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as other assets in the Caribbean, represented approximately 14% of our net sales, 17% of our total installed capacity and 9% of our total assets.


Our Venezuelan Operations


Overview

         Our Venezuelan operations represented approximately 4% of our net sales in 2002. As of December 31, 2002, we held a 75.7% interest in CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, a company listed on the Caracas Stock Exchange. CEMEX Venezuela also serves as the holding company for our interests in Chile, the Dominican Republic and Panama. CEMEX Venezuela is the largest cement producer in Venezuela, based on an installed capacity of 4.6 million tons as of December 31, 2002.


The Venezuelan Cement Industry


         Cement consumption in Venezuela fell 19% in 2002 compared to 2001 according to our estimates, due to Venezuela's political and economic turmoil. During 2002 Venezuela experienced considerable volatility and depreciation of its currency, high interest rates, political instability and declining asset values in 2002. In February 2002, the government abandoned its policy of locking the Venezuelan Bolivar within an exchange rate band in favor of a free floating exchange rate system, resulting in an immediate 35% depreciation of the Venezuelan Bolivar. The April 2002 coup, which ousted President Chavez for two days, marked the climax of the political instability that continued throughout the remainder of 2002. In addition, an on-going nation-wide general strike that began in early December 2002 has caused significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela's oil-dependent economy. As a consequence, in 2002, inflation in Venezuela reached 31.2%, the Venezuelan Bolivar depreciated 85.1% against the Dollar and Venezuela's gross domestic product (GDP) decreased 8.9%. More recently, in response to the general strike and in an effort to shore up the economy and control inflation, in February 2003, Venezuela authorities imposed foreign exchange controls and are still implementing price controls, which are announced to include cement. Further economic stagnation in the private sector is expected to come as a consequence of these market distortions. The adverse economic situation in Venezuela has dampened the formal construction sector, as a result of reduced demand for cement and ready-mix concrete.

         Competition. As of December 31, 2002, the Venezuelan cement industry included five cement producers, with a total installed capacity of approximately 9.5 million tons, according to our estimates. We estimate that CEMEX Venezuela's installed capacity in 2002 represented approximately 49% of that total, almost twice that of its next largest competitor.

         Our global competitors, Holcim and Lafarge, have acquired controlling interests in Venezuela's second and third largest cement producers, respectively.

         In 2002, the ready-mix concrete market accounted for only about 13% of cement consumption in Venezuela, according to our estimates. We believe that Venezuela's construction companies, which prefer to install their own ready-mix concrete plants on-site, are the most significant barrier to penetration of the ready-mix concrete sector, with the result that on-site ready-mix concrete mixing represents a high percentage of total ready-mix concrete production.

         Other than CEMEX Venezuela, the ready-mix concrete market is concentrated in two companies, Premezclado Caribe, which is owned by Holcim, and Premex, which is owned by Lafarge. The rest of the ready-mix concrete sector in Venezuela is highly fragmented.


Our Venezuelan Operating Network

         As shown below, CEMEX Venezuela's three cement plants and one grinding facility are located near the major population centers and the coast of Venezuela.

                              [GRAPHIC OMITTED]

         As of December 31, 2002, CEMEX Venezuela was the leading Venezuelan domestic supplier of cement, based on our estimates of sales of gray and white cement in Venezuela. In addition, CEMEX Venezuela was also the leading domestic supplier of ready-mix concrete in 2002 with 30 ready-mix production plants throughout Venezuela. During 2002, CEMEX Venezuela achieved production of 3.4 million tons of clinker.


Distribution Channels

         Transport by land is handled primarily by CEMEX Venezuela. During 2002, approximately 36% of CEMEX Venezuela's total domestic sales were transported through its own fleet of trucks. CEMEX Venezuela also serves a significant number of its retail customers directly through its wholly-owned distribution centers.


Exports

         During 2002, exports from Venezuela represented approximately 17.2% of CEMEX Venezuela's net sales. CEMEX Venezuela's main export markets historically have been the Caribbean and the east coast of the United States. In 2002, 65% of our exports from Venezuela were to the United States, and 35% were to the Caribbean and South America.

Description of Properties, Plants and Equipment

         As of December 31, 2002, CEMEX Venezuela operated three wholly-owned cement plants, Lara, Mara and Pertigalete, with a combined installed capacity of clinker production of approximately 4.3 million tons. CEMEX Venezuela also operates the Guayana grinding facility with a cement capacity of 360 thousand tons. All the plants are strategically located to serve both domestic areas with the highest levels of cement consumption and export markets. CEMEX Venezuela also owns 30 ready-mix concrete production facilities and 14 distribution centers. CEMEX Venezuela owns four limestone quarries with reserves sufficient for over 100 years at 2002 production levels.

         The Lara and Mara plants and one production line at the Pertigalete plant utilize the wet process; the other production line at the Pertigalete plant utilizes the dry process. All the plants utilize natural gas as fuel. CEMEX Venezuela has its own electricity generating facilities, which are powered by natural gas and diesel fuel.

         As of December 31, 2002, CEMEX Venezuela owned and operated four port facilities, three marine terminals and one river terminal. One port facility is located at the Pertigalete plant, one at the Mara plant, one at the Catia La Mar terminal on the Caribbean Sea near Caracas, and one at the Guayana Plant on the Orinoco River in the Guayana Region. CEMEX Venezuela's cement is transported either in bulk or in bags.


Capital Investments

         We made capital expenditures of approximately U.S.$13.6 million in 2002 in our Venezuelan operations. We currently expect to make capital expenditures of approximately U.S.$19 million during 2003.


Our Colombian Operations


Overview

         Our Colombian operations represented approximately 3% of our net sales in 2002.

         As of December 31, 2002, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of 4.8 million tons, according to the Colombian Institute of Cement Producers, or ICPC.

         CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the so-called "Urban Triangle" of Colombia comprising the cities of Bogota, Medellin and Cali. During 2002, these three metropolitan areas accounted for approximately 70% of Colombia's cement consumption. CEMEX Colombia's Ibague plant, which uses the dry process and is strategically located between Bogota, Cali and Medellin, is Colombia's largest and had an installed capacity of 3.1 million tons as of December 31, 2002. CEMEX Colombia, through its Bucaramanga and Cucuta plants, is also an active participant in Colombia's northeastern market. CEMEX Colombia's strong position in the Bogota ready-mix concrete market is largely due to its access to a ready supply of aggregate deposits in the Bogota area.


The Colombian Cement Industry

         Competition. The Colombian cement industry has been dominated by the Sindicato Antioqueno, or Argos, which either owns or has interests in nine of Colombia's twelve cement companies. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compania Colclinker in Cartagena and Tolcemento in Sincelejo. The other principal cement producer is Cementos Boyaca, an affiliate of Holcim.

Our Colombian Operating Network

                              [GRAPHIC OMITTED]

         CEMEX Colombia owns quarries with minimum reserves sufficient for over 100 years at 2002 production levels. In addition to mining its own raw materials, CEMEX Colombia also purchases raw materials from third parties. The majority of CEMEX Colombia's cement is distributed through independent distributors.

         CEMEX Colombia's principal concrete product is ready-mix concrete, produced to client specifications and delivered directly to job sites. CEMEX Colombia also produces other specialized cement-based building materials, including mortars, shotcrete (sprayable concrete) and pre-fabricated concrete construction products.

         CEMEX Colombia operates its ready-mix concrete business through 20 ready-mix plants. CEMEX Colombia also uses portable ready-mix plants, which allow concrete to be mixed at major building sites, reducing transportation costs and eliminating the need to acquire additional permanent ready-mix concrete sites.


Description of Properties, Plants and Equipment

         As of December 31, 2002, CEMEX Colombia owned five cement plants having a total installed capacity of 4.8 million tons per year and one grinding mill. Two of these plants utilize the wet process and three utilize the dry process. The Ibague and Tolima plants serve the Urban Triangle, while Cucuta and Bucaramanga plants, located in the northeastern part of the country, serve local and coastal markets. The La Esperanza cement plant and the Santa Rosa clinker mill are close to Bogota. CEMEX Colombia also has an internal electricity generating capacity of 24.7 megawatts through a leased facility. In addition, CEMEX Colombia owns seven land distribution centers, one mortar plant, 20 ready-mix concrete plants, one concrete products plant and seven aggregate plants.


Capital Investments

         We made capital expenditures of approximately U.S.$5.2 million in 2002 in our Colombian operations. We currently expect to make capital investments of approximately U.S.$9.7 million during 2003.


Other South American Investments


Our Equity Investment in Chile

         We hold a 11.9% interest in Cementos Bio Bio, S.A., Chile's largest cement producer according to our estimates, with an installed capacity as of December 31, 2002 of approximately 2.25 million tons. Cementos Bio Bio owns and operates three cement plants. Two of the cement plants are located in the Santiago-Concepcion corridor, and the third plant is located in the northern Antofogasta region. Cementos Bio Bio's primary market is the Concepcion market. In addition, Cementos Bio Bio has 1.05 million cubic meters of ready-mix concrete production capacity.


Central America and the Caribbean

         As for the year ended December 31, 2002, Central America and the Caribbean, which includes our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and other assets in the Caribbean, represented approximately 7% of our net sales, 5% of our total installed capacity and 5% of our total assets.

         Through our investments in Costa Rica, Panama and Nicaragua, we have established a strategic presence in the mainland markets of Central America.


Our Costa Rican Operations

         Overview. As of December 31, 2002, we held a 98.4% interest in Cementos del Pacifico.

The Costa Rican Cement Industry

         Approximately 1.17 million tons of cement were sold in Costa Rica during 2002, according to Camara de la Construccion de Costa Rica, the Costa Rican construction industry association. The Costa Rican cement market is a predominantly retail market, and we estimate that over three quarters of cement sold is bagged cement.

         Competition. The Costa Rican cement industry includes two producers, Cementos del Pacifico (CEMEX) and Industria Nacional de Cemento, an affiliate of Holcim. We estimate that the two companies control roughly equal proportions of the market.

         Our Costa Rican Operating Network. Cementos del Pacifico owns and operates one cement plant in northwest Costa Rica and one grinding mill located in San Jose.

                              [GRAPHIC OMITTED]


         Products and Distribution Channels. Cementos del Pacifico has five strategically located distribution centers, two on the Pacific coast and three in the metropolitan areas, where 64% of total 2002 sales were made.

         Exports. During 2002, exports of cement by our Costa Rican operations represented approximately 26% of our total cement production in Costa Rica. In 2002, 15% of our exports from Costa Rica were to Nicaragua, 18% to El Salvador and 67% to Guatemala.

         Production Costs. In January 2001, we commenced using petcoke as fuel in the production of cement to reduce our production costs. During 2002, energy costs decreased approximately 30% in Costa Rica.

         Description of Properties, Plant and Equipment. Our Costa Rican operations' cement plant has one dry process production line with an installed capacity of 850 thousand tons. Our grinding mill has a grinding capacity of 150 thousand tons.

         Capital Investments. We made capital expenditures of approximately U.S.$5.2 million in 2002 in our Costa Rican operations. We currently expect to make capital expenditures of approximately U.S.$5.8 million during 2003.


Our Dominican Republic Operations

         Overview. Our Dominican Republic operations represented approximately 2% of our net sales in 2002.

         As of December 31, 2002, we owned 99.9% of Cementos Nacionales, a cement producer in the Dominican Republic with an installed capacity of 2.4 million tons of cement, 12 distribution centers, and a concrete, aggregate and gypsum operation through a 25 year lease with the Dominican Republic government, which enables us to supply all local and regional gypsum requirements.


The Dominican Republic Cement Industry


          In 2002, Dominican Republic cement consumption reached 3.3 million metric tons, and some cement imports were necessary to fulfill domestic demand, according to our estimates.

         Competition. Cementos Nacionales serves the cement market throughout the Dominican Republic. Its principal competitors are Cementos Cibao, a local competitor, and Cemento Colon, an affiliate of Holcim.

         Our Dominican Republic Operating Network. As of December 31, 2002, Cementos Nacionales was the leading cement producer in the Dominican Republic, based on installed capacity as reported by International Cement Review in the Global Cement Report. Cementos Nacionales' sales network covers the country's main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macoris and Azua.


                              [GRAPHIC OMITTED]




         Production Costs. Cementos Nacionales uses a dry production process. As of December 31, 2002, Cementos Nacionales had an internal electricity generating capacity of approximately 23.4 megawatts and obtained 17.7 megawatts of electricity from an external supplier (Bersal), which sells electric energy to us at competitive rates. Our generating capacity combined with our ability to negotiate competitive prices for our remaining energy needs in the Dominican Republic affords Cementos Nacionales an inexpensive source of energy relative to its competition, which is critical to competitive production margins.

         Cementos Nacionales maintains its own limestone and clay quarries, which we expect will provide sufficient reserves for up to 150 years at 2002 production levels. Sand and other auxiliary raw materials are purchased on the domestic market.

         Description of Properties, Plant and Equipment. Cementos Nacionales currently owns one dry process cement plant in San Pedro de Macoris with an installed capacity of 0.66 million tons per year of clinker, in addition to five ready-mix concrete production plants, three grinding mills with an installed capacity of 2.4 million tons per year, 12 distribution centers located throughout the country and two marine terminals. During 2002, our Dominican Republic clinker plant operated at full capacity and our Dominican Republic cement plant operated at 75% capacity. As the economy improves, we expect that our Dominican Republic cement plant will operate at increased capacity.

         Capital Investments. We made capital expenditures of approximately U.S.$9.0 million in 2002 in our Dominican Republic operations. We currently expect to make capital investments of approximately U.S.$10.4 million during 2003.


Our Panamanian Operations

         Overview. As of December 31, 2002, we owned a 99.2% interest in Cemento Bayano. The Panamanian Cement Industry

         Approximately 508,390 cubic meters of cement were sold in Panama during 2002, according to the General Comptroller of the Republic of Panama (Contraloria General de la Republica de Panama). Cement consumption increased 3.6% in 2002, according to our estimates.

         Competition. The Panamanian cement industry includes two cement producers, Cemento Bayano and Cemento Panama, S.A., an affiliate of Holcim.

         Our Panamanian Operating Network. As of December 31, 2002, Cemento Bayano had an installed capacity for cement production of approximately 402 thousand tons per year. As of December 31, 2002, we operated a distribution network of six ready-mix concrete plants. In January 2003, we acquired an additional ready-mix facility. Our cement plant utilizes the dry process.

                              [GRAPHIC OMITTED]

         Production Costs. Panama has one of the highest energy costs of any country in which CEMEX has operations. In response, Cemento Bayano has taken significant steps to reduce energy costs. Cemento Bayano now runs on a more cost-efficient mix of fuels (15% alternative fuels, which have completely replaced fuel oil, and 85% petcoke). Currently, fuel oil is just used in start up.

         Cemento Bayano also reduced its energy cost per ton, a critical cost of our manufacturing process, by securing a consistent supply of electric energy and decreasing prices per kwh through negotiating the bulk purchase of electric energy in the "spot market" as a "great consumer." Cemento Bayano's efficiency improvements have been instrumental in increasing its exports of clinker to the Caribbean as part of CEMEX's Caribbean cement strategy.

         Description of Properties, Plant and Equipment. Our operations in Panama include one dry production process cement plant, with an installed clinker capacity of 382 thousand tons per year. In addition, Cemento Bayano owns and operates five ready-mix concrete facilities; two in Panama City, one in Colon, one in Aguadulce and one in Chiriqui.

         Capital Investments. We made capital expenditures of approximately U.S.$3.9 million in 2002 in our Panamanian operations. We currently expect to make capital expenditures of approximately U.S.$7.0 million during 2003.


Our Nicaragua Operations

         Overview. Nicaraguan cement consumption during 2002 fell 16% compared to 2001, due to political turmoil, including the conviction of former President Aleman of corruption charges in 2002, which adversely affected the economy and both private and public investment. In order to offset local market contraction, 31,000 tons of cement produced by CEMEX Nicaragua, S.A. were exported to El Salvador during 2002, and a total of 86,500 tons of clinker were sold to other cement producers.

The Nicaraguan Cement Industry

         Approximately 0.5 million tons of cement were sold in Nicaragua during 2002, according to our estimates.

         Competition. The Nicaraguan cement industry includes two producers, CEMEX Nicaragua and a company related to Holcim. Our market share in Nicaragua in 2002 was 56% according to our estimates. Our competitive position relies on high brand recognition; our CANAL brand has been used to market cement in Nicaragua since 1942. Holcim started operations in Nicaragua in 1997.

         Our Nicaraguan Operating Network. CEMEX Nicaragua leases and operates one cement plant, located in San Rafael del Sur, approximately 50 kilometers southwest of the capital Managua.

                              [GRAPHIC OMITTED]

         Description of Properties, Plant and Equipment. Our Nicaraguan leased cement plant has five kilns utilizing the wet production process with an installed milling capacity of 0.47 million tons.

         Capital Investments. During 2002, new burners were installed in three kilns to allow petcoke to be burned instead of bunker fuel. Since June, petcoke substitution reached 75%. We made capital expenditures of approximately U.S.$3.9 million in 2002 in our Nicaraguan operations. We currently expect to make capital expenditures of approximately U.S.$4.6 million during 2003.




Our Puerto Rico Operations

         Overview. Our Puerto Rican operations, acquired in the third quarter of 2002, represented approximately 10% of our cement sales volumes in the Caribbean region in 2002.

         As of December 31, 2002, we owned 100% of Puerto Rican Cement Company, Inc., or PRCC.


The Puerto Rican Cement Industry


         In 2002, Puerto Rican cement consumption reached 1,850 tons.

         Competition. PRCC serves the cement market throughout Puerto Rico. The Puerto Rican cement industry in 2002 includes two cement producers, PRCC, which we estimate has 51% market share, and San Juan Cement Co., an affiliate of Italcementi, which we estimate has 35% market share. In addition, we estimate an independent cement importer, Antilles Cement Co., has a 14% market share.

         Our Puerto Rican Operating Network. As of December 31, 2002, PRCC had an installed capacity for cement production of approximately 1.1 million tons per year. PRCC utilizes the dry process. In addition, we operate a distribution network of ten ready-mix concrete plants and three distribution centers.


                              [GRAPHIC OMITTED]



         Production Costs. At the time of acquisition, PRCC had one of the highest energy costs of any region in which CEMEX has operations. In response, we have taken significant steps to reduce energy cost.

         PRCC has focused on reducing its energy cost per ton, a critical cost of our manufacturing process, by:

         o securing a consistent supply of electric energy and decreasing prices per kwh through negotiating the bulk purchase of electric energy,

         o negotiating energy tariffs charged during both peak and off-peak hours, and

         o rationalizing the use of energy in accordance with CEMEX "best practices" standards for low average energy consumption.

PRCC has also committed to invest U.S.$750,000 during 2003 in an electric sub-station.

         Description of Properties, Plant and Equipment. Our operations in Puerto Rico include one 100%-owned cement plant utilizing the dry production process, with an installed clinker capacity of approximately 1.2 million tons per year. In addition, Puerto Rican Cement owns and operates ten ready-mix concrete facilities, mainly serving the sector of the Puerto Rican market located on the eastern part of the island.

         Capital Investments. We made capital expenditures of approximately U.S.$14.8 million in 2002 in our Puerto Rican operations. We currently expect to make capital investments of approximately U.S.$17.4 million during 2003.



Our Other Caribbean Operations

         We are a party to a strategic alliance in Trinidad and Tobago, through which we have the right to participate jointly in the production and sale of cement from these islands and from the Arawak plant on the island of Barbados to customers in various countries in the eastern Caribbean. We operate in the Bahamas, Bermuda, the Cayman Islands and Haiti through one of our subsidiaries.

         We believe that the Caribbean region holds considerable strategic importance because of its geographic location, which facilitates exports from our operations in Mexico, Venezuela, Costa Rica, Spain, Colombia and Panama as well as other countries through a network of nine land distribution centers and six marine terminals.



                            Our Trading Operations

         We traded more than 10.2 million tons of cement and clinker in 2002. Approximately 41.5% of this amount consisted of exports from our operations in Mexico, Venezuela, Costa Rica, Spain, Colombia, Puerto Rico and the Philippines. Approximately 58.5% was purchased from third parties in countries such as Turkey, Thailand, Korea, the United States, Taiwan, Lebanon, China, Peru, Cyprus, Indonesia, Russia, Romania, Iran, Malaysia, Morocco, Colombia, Egypt and France. During 2002, we conducted trading activities in 69 countries.

         Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand.

                   Regulatory Matters and Legal Proceedings

         A description of material regulatory and legal matters affecting us is provided below.


Tariffs

         Mexican tariffs on imported goods vary by product and have been as high as 40%. In recent years, import tariffs have been substantially reduced, and currently range from none at all for raw materials to 20% for finished products, with an average weighted tariff for Mexican industry of approximately 10%. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. However, a tariff that may range from 13% ad valorem will continue to be imposed on cement produced in all other countries unless tariff reduction treaties are implemented or the Mexican government unilaterally reduces that tariff. While the reduction in tariffs could lead to increased competition from imports in our Mexican markets, we anticipate that the cost of transportation from most producers outside Mexico to central Mexico, the region of highest demand, will remain an effective barrier to entry.

         Spain, as a member of the European Union, is subject to the uniform European Union commercial policy. There is no tariff on cement imported into Spain from another European Union country or on cement exported from Spain to another member country. For cement imported into a member country from a non-member country, the tariff is currently 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers who export cement into Spain currently pay no tariff.


Environmental Matters

         We use processes that are designed to protect the environment throughout all the production stages in all our operations worldwide. We believe that we are in substantial compliance with all material environmental laws applicable to us.

         European Union directives imposing stricter environmental standards are expected to be implemented in Spain by 2007. For the purpose of adopting the directives, on July 3, 2002 Spain promulgated Law 16/2002 for the prevention and integrated control of pollution. This new law came into force on July 3, 2002 but will have a transitional period for existing industries until October 30, 2007. We already comply or believe that we would be able to comply with those standards, if necessary, without significant expenditures. We are not aware of any material environmental liabilities with respect to our Spanish operations.

         CEMEX Venezuela's cement production plants are subject to and comply with Venezuelan environmental regulations. CEMEX Venezuela has decreased the emission levels of cement dust, through dust extraction equipment installed in all its cement plants.

         We were one of the first industrial groups in Mexico to sign an agreement with the Secretaria del Medio Ambiente y Recursos Naturales, or SEMARNAT, the Mexican government's environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants, including our Hidalgo plant, under a government-run program. In 2001, the Mexican environmental agency in charge of the voluntary environmental auditing program, the Procuraduria Federal de Proteccion al Ambiente, or PROFEPA, which is part of SEMARNAT, completed auditing our 15 cement plants and awarded all our plants, including our Hidalgo plant, which temporarily halted operations in 2002, a Certificado de Industria Limpia, Clean Industry Certificate, certifying that our plants are in compliance with environmental laws. The Clean Industry Certificates are strictly renewed every two years. For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. Since September 2002, our Monterrey plant also started using tires as an energy source. Collection centers in Tijuana, Mexicali and Ensenada currently enable us to recycle an estimated one million tires per year. During 2002, approximately 8.5% of the total fuel consumed in the Ensenada plant was provided by this alternative fuel. The Huichapan plant also substituted approximately 0.3% of the total fuel used with this alternative fuel.

         Between 1998 and 2002, our Mexican operations have invested approximately U.S.$14.3 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. Currently, our 15 cement plants in Mexico, including our Hidalgo plant, have been awarded the ISO 14001 certification for environmental management systems.

         As of December 31, 2002, our 8 cement plants in Spain have received the ISO 14001 certification for environmental management systems.

         CEMEX, Inc. is subject to a wide range of U.S. Federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. These laws are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws regulate water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. These laws also create a shared liability by responsible parties for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. We therefore may have to remove or mitigate the environmental effects of the disposal or release of these substances at CEMEX, Inc.'s various operating facilities or elsewhere. We believe that our current procedures and practices for handling and managing materials are generally consistent with the industry standards and legal and regulatory requirements and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials.

         Several of CEMEX, Inc.'s previously owned and currently owned facilities have become the subject of various local, state or Federal environmental proceedings and inquiries in the past. While some of these matters have been settled, others are in their preliminary stages and may not be resolved for years. The information developed to date on these matters is not complete. CEMEX, Inc. does not believe it will be required to spend significantly more on these matters than the amounts already recorded in our consolidated financial statements included elsewhere in this annual report. However, it is impossible for CEMEX, Inc. to determine the ultimate cost that it might incur in connection with such environmental matters until all environmental studies and investigations, remediation work, negotiations with other parties that may be responsible, and litigation against other potential sources of recovery have been completed. With respect to known environmental contingencies, CEMEX, Inc. has recorded provisions for estimated probable liabilities and does not believe that the ultimate resolution of such matters will have a material adverse effect on CEMEX's financial results.


U.S. Anti-Dumping Sunset Reviews

         Under the U.S. anti-dumping and countervailing duty laws, the Commerce Department and the International Trade Commission are required to conduct ``sunset reviews'' of outstanding anti-dumping and countervailing duty orders and suspension agreements every five years. At the conclusion of these reviews, the Commerce Department is required to terminate the order or suspension agreement unless the agencies have found that termination is likely to lead to continuation or recurrence of dumping, or a subsidy in the case of countervailing duty orders, and material injury. Under special transition rules, the first sunset reviews commenced in August 1999 for cases involving gray Portland cement and clinker from Mexico and Venezuela (described below), which had orders and agreements issued before 1995, and were concluded by the Commerce Department in July 2000 and by the ITC in October 2000.

         In July 2000, the Commerce Department determined not to revoke the anti-dumping order on imports from Mexico. On October 5, 2000, the ITC found likelihood of injury to the U.S. industry and determined not to revoke this anti-dumping order. Thus, the order remains in place. On September 19, 2001, CEMEX filed a petition for a "changed circumstances" review. The International Trade Commission decided in December 2001 not to initiate such a review. CEMEX has appealed the ITC's decision in the "sunset review" and the "changed circumstances" review to NAFTA.

         On October 5, 2000, the ITC determined that terminating the Anti-Dumping Suspension Agreement involving imports from Venezuela would not likely lead to a continuation or recurrence of injury to the U.S. market, and voted to terminate the agreement. Consequently, on November 8, 2000, the Commerce Department issued a notice terminating the Anti-Dumping Suspension Agreement.

         On March 13, 2002, the United States Court of International Trade scheduled oral arguments in the U.S. industry's challenge to the ITC's sunset decision in the Venezuela case. CEMEX Venezuela argued in defense of the ITC's decision. As of March 31, 2003, no further decisions had been rendered.


U.S. Anti-Dumping Rulings--Mexico

         Our exports of Mexican gray cement from Mexico to the United States are subject to an anti-dumping order that was imposed by the Commerce Department on August 30, 1990. Pursuant to this order, firms that import gray Portland cement from us in the United States must make cash deposits with the U.S. Customs Service to guarantee the eventual payment of anti-dumping duties.

         Mexican importers' deposits are being liquidated in stages, as appeals are exhausted for each annual review period. When the final anti-dumping rate for any review period causes the amount due to exceed the amount that was deposited, then Mexican importers are required to pay the difference with interest.

         As of December 31, 2002, CEMEX Corp., as the parent company to our U.S. subsidiaries that import Mexican cement into the United States, had accrued liabilities of U.S.$112 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the Commerce Department in its administrative reviews.

         The Commerce Department has published its final dumping determinations for the first, second, third and fourth review periods. The Commerce Department's final results of its final determinations for the fifth, sixth, seventh, eighth, ninth, tenth and eleventh review periods have also been published, but have been suspended pending review by NAFTA panels.

         The latest final determination by the Commerce Department covering the eleventh review period, commencing on August 1, 2000 and ending on July 31, 2001, was issued on January 8, 2003. The Commerce Department determined that the antidumping margin was 73.74% ad valorem. The final results for the eleventh review establish the cash deposit rate for imports of gray Portland cement and cement clinker from Mexico made on or after May 14, 2003. The 73.74% cash deposit rate will remain in effect until the final results of the twelfth review are published.

         The status of each period still under review or appeal is as follows:



Period                        Cash Deposits                                   Status
----------------    ---------------------------------  ----------------------------------------------------------

8/1/94-7/31/95             42.74%, 61.85% (effective   73.69% determined by the Commerce Department upon review.
                           5/19/95)                    Liquidation suspended pending appeal to NAFTA panel review.

8/1/95-7/31/96             61.85%                      37.49% determined by the Commerce Department upon review.
                                                       Liquidation suspended pending NAFTA panel review.

8/1/96-7/31/97             61.85%, 73.69% (effective   49.58% determined by the Commerce Department upon review.
                           5/5/97)                     Liquidation suspended pending NAFTA panel review.

8/1/97-7/31/98             73.69%, 35.88% and 37.49%   45.98% determined by the Commerce Department upon review.
                           (effective 5/4/98)          Liquidation suspended pending NAFTA panel review.

8/1/98-7/31/99             37.49%, 49.58% (effective   38.65% determined by the Commerce Department upon review.
                           3/17/99)                    Liquidation suspended pending NAFTA panel review.

8/1/99-7/31/00             49.58%, 45.98% (effective   50.98% determined by the Commerce Department upon review.
                           3/16/2000)                  Liquidation suspended pending appeal to NAFTA panel review.

8/1/00-7/31/01             49.58%, 38.65% (effective   73.74% determined by the Commerce Department upon review.
                           5/14/2001)                  Liquidation suspended pending appeal to NAFTA panel review.

8/1/01-7/31/02             38.65%, 50.98%              Currently under  review by the Commerce Department.
                           (effective 3/19/2002)

8/1/02 - to date           50.98%, 73.74% (effective   Subject to review by the Commerce Department.
                           1/14/2003)


U.S. Anti-Dumping Rulings--Venezuela

         On May 21, 1991, U.S. producers of gray cement and clinker filed petitions with the Commerce Department and the International Trade Commission, or ITC, claiming that imports of gray cement and clinker from Venezuela were subsidized by the Venezuelan government and were being dumped into the U.S. market. The producers asked the U.S. government to impose anti-dumping and countervailing duties on these imports. These claims arose prior to our acquisition of our Venezuelan operations in 1994, but for purposes of the following discussion, we refer to the actions taken by the predecessor company as actions taken by CEMEX Venezuela. CEMEX Venezuela contested the dumping claim and the countervailing duty claim, and both cases were suspended.

         The Commerce Department's preliminary determination regarding the dumping claim was published on November 4, 1991. The Commerce Department initially found that CEMEX Venezuela had a dumping margin of 49.2%. Rather than proceeding with the final Commerce Department and ITC determinations, CEMEX Venezuela and the Commerce Department entered into an Anti-Dumping Suspension Agreement on February 11, 1992. Under the Anti-Dumping Suspension Agreement, CEMEX Venezuela agreed not to sell gray cement or clinker in the United States at a price less than the ``foreign market value.'' The foreign market value was determined by the Commerce Department based on information provided by CEMEX Venezuela each quarter. CEMEX Venezuela was required to report to the Commerce Department sales in the U.S. market, costs of production and related data.

During its sunset review of the Anti-Dumping Suspension Agreement, the ITC determined that terminating the agreement would not likely lead to a continuation or recurrence of injury to the U.S. market, and voted to terminate the Anti-Dumping Suspension Agreement on October 5, 2000. Consequently, on November 8, 2000, the Commerce Department issued a notice terminating the Anti-Dumping Suspension Agreement.

         On March 13, 2002, the United States Court of International Trade scheduled oral arguments in the U.S. industry's challenge to the ITC's sunset decision in the Venezuela case. CEMEX Venezuela argued in defense of the ITC's decision. As of March 31, 2003, no further decisions had been rendered.

         Anti-Dumping in Taiwan

         Five Taiwanese cement producers--Asia Cement Corporation, Taiwan Cement Corporation, Lucky Cement Corporation, Hsing Ta Cement Corporation and China Rebar--filed before the Tariff Commission under the Ministry of Finance
(MOF) of Taiwan an anti-dumping case involving imported gray Portland cement and clinker from the Philippines and Korea.

         In a letter dated July 19, 2001, the MOF informed the petitioners and the respondent producers in exporting countries that a formal investigation had been initiated. Among the respondents in the petition are APO Cement Corporation or APO, Rizal and Solid, indirect subsidiaries of CEMEX, which received their anti-dumping questionnaires from the International Trade Commission under the Ministry of Economic Affairs (ITC-MOEA) on August 2, 2001, and from the MOF on August 16, 2001.

         Rizal and Solid replied to the ITC-MOEA by confirming that they were not exporting cement/clinker during the covered period. On the other hand, in its position paper filed on August 18, 2001 and in the public hearing held on August 20, 2001, APO contested the allegation of "injury" in the anti-dumping proceedings before the ITC-MOEA.

         In a letter dated October 2, 2001, the ITC-MOEA notified the respondent producers about the result of the preliminary injury investigation and its determination that there is a reasonable indication that the domestic industry in Taiwan was materially injured by reason of imports of Portland cement and clinker from South Korea and the Philippines that are alleged to be sold in Taiwan at less than normal value. In keeping with the implementing regulations on the imposition of antidumping duties in Taiwan, the ITC-MOEA has transferred the case to the MOF for further investigation.

         On October 12, 2001 and November 2, 2001, APO filed its replies to the MOF questionnaire to contest the allegation of "dumping" in the anti-dumping proceedings before the MOF. In a letter dated January 22, 2002, the MOF notified the petitioner and respondents that it adopted on January 15, 2002 a resolution preliminarily finding that there was "dumping" and resolving that investigation on the issue of "dumping" would continue, but that no provisional anti-dumping duty would be imposed.

         In a letter dated June 26, 2002, the ITC-MOEA notified respondent producers that its final injury investigation concluded that the imports from South Korea and the Philippines have caused material injury to the domestic industry in Taiwan.

         In a letter dated July 12, 2002, the MOF notified the respondent producers that a dumping duty would be imposed on Portland cement and clinker imports from the Philippines and South Korea commencing from July 19, 2002. The duty rate imposed on imports from APO, Rizal and Solid was 42%.

         On September 17, 2002, APO, Rizal and Solid filed before the Taipei High Administrative Court an appeal in opposition to the anti-dumping duty imposed by the MOF. We are awaiting a final determination of the appeal.


Tax Matters

         As of December 31, 2002, we and some of our Mexican subsidiaries have been notified of several tax assessments determined by the Mexican tax office with respect to the tax years from 1992 through 1996 in a total amount of Ps5,229.8 million. With respect to the tax years from 1993 through 1996, the tax assessments are based primarily on: (i) recalculations of the inflationary tax deduction, since the tax authorities claim that "Advance Payments to Suppliers" and "Guaranty Deposits" are not by their nature credits, (ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred, (iii) disallowed determination of tax loss carryforwards, and (iv) disallowed amounts of business asset tax, commonly referred to as BAT, creditable against the controlling entity's income tax liability on the grounds that the creditable amount should be in proportion to the equity interest that the controlling entity has in its relevant controlled entities. We have filed an appeal for each of these tax claims before the Mexican federal tax court, and the appeals are pending resolution. With respect to the 1992 tax year, on October 24, 2002, the Mexican tax office notified us of a tax assessment in the amount of Ps613.5 million, included in the total tax assessment mentioned at the beginning of this paragraph, which is primarily based, according to the Mexican tax office, on an improper calculation of tax losses. Although we have not received an opinion of counsel, based on our experience with regard to the resolution of a number of similar claims, we believe that these claims will not have a material adverse effect on us. However, an adverse resolution of these claims could have a material adverse effect on our results of operations.


Other Legal Proceedings

         In May 1999, several companies filed a civil liability suit in the civil court of the circuit of Ibague, Colombia, against two of our Colombian subsidiaries, alleging that these subsidiaries were responsible for deterioration in the rice production capacity of land of the plaintiffs, caused by pollution emanating from our cement plants located in Ibague, Colombia. The plaintiffs have asked for relief in an amount of Colombian Pesos equivalent to approximately U.S.$8.8 million, based on the exchange rate prevailing as of December 31, 2002. This proceeding has reached the evidentiary stage. Typically, proceedings of this nature continue for several years before final resolution.

         In March 2001, 42 transporters filed a civil liability suit in the civil court of Ibague, Colombia, against three of our Colombian subsidiaries. The plaintiffs contend that these subsidiaries are responsible for the alleged damages caused by breach of raw material transportation contracts. The plaintiffs asked for relief in the amount of approximately U.S.$60 million; as of December 31, 2002, as a result of the depreciation of the Colombian Peso, this amount has decreased to approximately U.S.$45.8 million. This proceeding has not yet reached the evidentiary stage, as our subsidiaries have filed a defense to plaintiffs' complaint. Upon resolution thereof, the evidentiary stage will begin. Typically, proceedings of this nature continue for several years before final resolution.

         As of December 31, 2002, CEMEX, Inc. had accrued liabilities specifically relating to environmental matters in the aggregate amount of U.S.$23.9 million. The environmental matters relate to (i) the disposal of various materials in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

         In December 2002, an ex-maritime broker for Puerto Rican Cement Company, Inc. filed a civil liability lawsuit in Puerto Rico against CEMEX, S.A. de C.V., PRCC and other unaffiliated entities, including Puerto Rican authorities. The plaintiff contends that the defendants conspired to violate state and federal antitrust laws so that one of the defendants, who is not affiliated with us, could gain control of the maritime broker market in Port of Ponce, Puerto Rico. The plaintiff has asked for relief in the amount of approximately U.S.$18 million. We are currently in the process of determining an appropriate legal strategy for responding to this lawsuit. Typically, proceedings of this nature continue for several years before a final resolution.

         In the ordinary course of our business, we are party to various legal proceedings. Other than as disclosed herein, we are not currently involved in any litigation or arbitration proceedings, including any such proceedings which are pending, which we believe will have, or have had, a material adverse effect on us, nor, so far as we are aware, are any proceedings of that kind threatened.

Item 5 -  Operating and Financial Review and Prospects

         The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. See note 23 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

         Mexico experienced annual inflation rates of 9.03% in 2000, 4.56% in 2001 and 5.59% in 2002. Mexican GAAP requires that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been restated in constant Mexican Pesos as of December 31, 2002. See note 2B to our consolidated financial statements included elsewhere in this annual report.

         The percentage changes in cement sales volumes described in this annual report for our operations in a particular country include the number of tons of cement sold to our operations in other countries. Likewise, unless otherwise indicated, the net sales financial information presented in this annual report for our operations in each country include the Mexican Peso amount of sales derived from sales of cement to our operations in other countries, which have been eliminated in the preparation of our consolidated financial statements included elsewhere in this annual report.

         The following table sets forth selected financial information for each of the three years ended December 31, 2000, 2001, and 2002 by principal geographic area expressed as an approximate percentage of our total consolidated group before eliminations resulting from consolidation. We operate in countries with economies in different stages of development and structural reform, some of which are subject to fluctuations in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country in which we operate compared to the Mexican Peso and the rate of inflation of each these countries. The variations in (1) the exchange rates used in the translation of the local currency to Mexican Pesos, and (2) the rates of inflation used for the restatement of our financial information to constant Mexican Pesos, as of the latest balance sheet presented, may affect the comparability of our results of operations and consolidated financial position from period to period.


                                                                                    %
                                                                                 Central
                            %                                                    America
                     %    United     %       %         %        %       %         and the     %
                  Mexico  States  Spain  Venezuela  Colombia  Egypt Philippines  Caribbean  Others  Total  Elimination Consolidated
                  ------  ------  -----  ---------  --------  ----- -----------  ---------  ------  -----  ----------- ------------
                                       (in millions of constant Mexican Pesos except percentages)
Net Sales For the
Period Ended:

December 31, 2000   44%    13%     14%      8%         3%       3%       2%          8%        5%   64,192    (5,756)     58,436
December 31, 2001   35%    26%     10%      6%         3%       2%       2%          6%       10%   77,228    (7,926)     69,302
December 31, 2002   34%    24%     14%      4%         3%       2%       2%          7%       10%   75,294    (7,376)     67,918

Operating Income
For the Period
Ended:

December 31, 2000   70%     7%     15%      8%         5%       4%       1%          5%      -15%   17,195      --        17,195
December 31, 2001   65%    19%     12%      9%         6%       2%       1%          4%      -18%   16,549      --        16,549
December 31, 2002   72%    21%     18%      8%         6%       1%      ---          7%      -33%   13,603      ---       13,603

Total Assets at:

December 31, 2000   25%    23%     10%      6%         4%       3%       4%          3%       22%  203,115   (39,278)   163,837
December 31, 2001   22%    17%     7%       4%         3%       3%       3%          3%       38%  282,877  (120,413)   162,464
December 31, 2002   24%    19%     9%       3%         3%       2%       4%          5%       31%  237,568   (72,168)   165,400


Critical Accounting Policies

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. See note 23 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

         We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding the overall financial reporting of CEMEX.


Income Taxes

         Our operations are subject to taxation in many different jurisdictions throughout the world. Under Mexican GAAP, we recognize deferred tax assets and liabilities using a balance sheet methodology which requires a determination of the permanent and temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities. Our worldwide tax position is highly complex and subject to numerous laws which require interpretation and application and which are not consistent among the countries in which we operate. Our overall strategy is to structure our worldwide operations to take greatest advantage of opportunities provided under the tax laws of the various jurisdictions to minimize or defer the payment of income taxes on a consolidated basis.

         Many of the activities we undertake in pursuing this tax reduction strategy are highly complex and involve interpretations of tax laws and regulations in multiple jurisdictions and are subject to review by the relevant taxing authorities. It is possible that the taxing authorities could challenge our application of these regulations to our operations and transactions. The taxing authorities have in the past challenged interpretations that we have made and have assessed additional taxes. Although we have from time to time paid some of these additional assessments, in general we believe that these assessments have not been material and that we have been successful in sustaining our positions. No assurance can be given, however, that we will continue to be as successful as we have been in the past or that pending appeals of current tax assessments will be judged in our favor. Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe that the recoverability of the asset is determined to be more likely than not in accordance with established accounting principles. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.


Recognition of the effects of inflation

         Under Mexican GAAP, the financial statements of each subsidiary are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception of fixed assets of foreign origin and the equity accounts, are restated to account for inflation using the consumer price index applicable in each country. The result is reflected as an increase in the carrying value of each item. Fixed assets of foreign origin are restated using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency. The difference between the inflation of the country and the factor utilized to restate a fixed asset of foreign origin is presented in consolidated stockholders' equity in the line item Effects from Holding Non-Monetary Assets. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

         In the event of a sudden increase in the rate of inflation in Mexico, the adjustment that the market makes on the exchange rate of the Mexican Peso against other currencies resulting from such inflation is not immediate and may take several months, if it occurs at all. In this situation, the value expressed in the consolidated financial statements for fixed assets of foreign origin will be understated in terms of Mexican inflation, given that the restatement factor arising from the inflation of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the Mexican Peso will not offset the Mexican inflation.

         A sudden increase in inflation could also occur in other countries in which we operate.

Foreign currency translation

         As mentioned above, the financial statements of consolidated foreign subsidiaries are restated for inflation in their functional currency based on the subsidiary country's inflation rate. Subsequently, the restated financial statements are translated into Mexican Pesos using the foreign exchange rate at the end of the corresponding reporting period for balance sheet and income statement accounts.

         In the event of an abrupt and deep depreciation of the Mexican Peso against the U.S. Dollar, which would not be aligned with a corresponding inflation of the same magnitude, the carrying amounts of the Mexican assets, when presented in convenience translation into U.S. Dollars, will show a decrease in value, in terms of Dollars, by the difference between the devaluation rate and the inflation rate.


Derivative financial instruments

         As mentioned in note 2N to our consolidated financial statements included elsewhere in this annual report, in compliance with the controls and procedures established by our departments or units associated with our financial risk management, we use derivative financial instruments such as interest rate and currency swaps, currency and stock forward contracts, options and futures, in order to reduce risks associated with changes in interest rates and foreign exchange rates of debt agreements and as a vehicle to reduce financing costs, as well as: (i) hedges of forecasted transactions to purchase fuels and electric power, (ii) hedges of CEMEX's net investments in foreign subsidiaries, (iii) hedges of the future exercise of options under our stock option programs, and (iv) as an alternative source of financing. These instruments have been negotiated with institutions and corporations with significant financial capacity; therefore, we consider that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal. Some of these instruments have been designated as hedges of CEMEX's raw materials costs as well as debt or equity instruments.

         Effective January 1, 2001, we adopted Bulletin C-2 Financial Instruments ("Bulletin C-2"), which requires the recognition of all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair value, and the recognition of changes in such values in the income statement for the period in which they occurred. There are several exemptions to the general rule when derivatives are qualified as accounting hedges (see note 2N to our consolidated financial statements included elsewhere in this annual report). Premiums paid or received on hedge derivative instruments are deferred and amortized over the life of the underlying hedged instrument or immediately when they are settled; in other cases, premiums are recorded in the income statement, at the time that they are received or paid. See notes 11, 12 and 16 to our consolidated financial statements included elsewhere in this annual report.

         Pursuant to the accounting principles established by Bulletin C-2, our balance sheets and income statements are subject to volatility arising from variations in interest rates, exchange rates, share prices and other conditions established in our derivative instruments. The estimated fair value represents a valuation effect at the reporting date, and the final cash inflows or outflows that we will receive or make to our counterparties will not be known until settlement of the derivative instruments occurs. The estimated fair values of derivative instruments, used by us for recognition and disclosure purposes in the financial statements and their notes, are supported by confirmations of these values received from the counterparties to these financial instruments; nonetheless, significant judgment is required to account appropriately for the effects of derivative financial instruments in the financial statements.

         Also, the estimated fair values of derivative financial instruments may fluctuate over time, and are based on estimated settlement costs or quoted market prices. In many cases, determination of estimated fair values involves significant judgments by us. These values should be viewed in relation to the fair values of the underlying instruments or transactions, and as part of CEMEX's overall exposure to fluctuations in foreign exchange rates, interest rates and prices of shares. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of CEMEX's exposure through its use of derivatives. The amounts exchanged are determined on the basis of the notional amounts and other items included in the derivative instruments.

Impairment of long-lived assets

         Our balance sheet reflects significant amounts of goodwill and fixed assets associated with our operations throughout the world. Many of these amounts have resulted from past acquisitions, which required us to reflect these assets at their fair market values at the dates of acquisition. As discussed herein, we have made a significant number of acquisitions in recent years. We assess the recoverability of our long-lived assets periodically or whenever events or circumstances arise that we believe trigger a requirement to review such carrying values. This determination requires substantial judgment and is highly complex when considering the myriad of countries in which we operate, each of which has its own economic circumstances that have to be monitored. Additionally, we monitor the lives assigned to these long-lived assets for purposes of depreciation and amortization. This determination is subjective and is integral to the determination of whether an impairment has occurred.

Transactions in our own stock

         We have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our consolidated financial statements included elsewhere in this annual report. We view these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant judgment necessary to properly account for these transactions. Additionally, there is the possibility that these transactions will require us to acquire substantial numbers of our own shares without having a converse need to deliver such shares to other parties. Also, in some cases, the obligations underlying two related transactions are required to be reflected at market value, with the changes in such value reflected in our statement of operations. There is the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others.


Consolidation of Our Results of Operations

         Our consolidated financial statements, included elsewhere in this annual report, include those subsidiaries in which we hold a majority interest or which we otherwise exercise control. All significant intercompany balances and transactions have been eliminated in consolidation.

         For the periods ended December 31, 2000, 2001 and 2002, our consolidated results reflect the following transactions:

         o In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc., or PRCC. The aggregate value of the transaction was approximately U.S.$180.2 million, not including the amount of net debt assumed of approximately U.S.$100.8 million.

         o On July 12, 2002, we purchased 25,429 shares of common stock (approximately 0.25% of the outstanding share capital) of CAH, from a CAH investor for a purchase price of approximately U.S.$2.3 million, increasing our equity interest in CAH to 77.67%. CAH is a subsidiary originally created to co-invest with institutional investors in Asian cement operations. At the same time, we entered into agreements to purchase an additional 1,483,365 shares of CAH common stock (approximately 14.58% of the outstanding share capital) from several other CAH investors in exchange for 28,195,213 CEMEX CPOs (subject to anti-dilution adjustments). The exchange of 84,763 of the CAH shares for CEMEX CPOs is scheduled to take place in four equal quarterly tranches commencing on March 31, 2003, and the exchange of the reamining 1,398,602 of the CAH shares for CEMEX CPOs is scheduled to take place in four equal quarterly tranches commencing on March 31, 2004. For accounting purposes, the CAH shares to be received by us in exchange for CEMEX CPOs are considered to be owned by us effective as of July 12, 2002. As a result of this transaction and pending its successful consummation, we will have increased our stake in CAH to 92.25%. For recent developments regarding the exchange of CAH shares for CEMEX CPOs, please see Item 5

                  -- "Operating and Financial Review and Prospects-- Liquidity and Capital Resources--Recent Developments."

         o On July 31, 2002, we purchased, through a wholly-owned indirect subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in Solid, for approximately U.S.$95 million. At December 31, 2002, as a consequence of this transaction and the increase of our stake in CAH, as described above, our diluted economic interest in Solid was approximately 94.58%.

         o In May 2001, we acquired through CAH a 100% economic interest in Saraburi Cement Company, now known as CEMEX (Thailand) Co. Ltd. or CEMEX (Thailand), a cement company based in Thailand with an installed capacity of approximately 700 thousand metric tons, for a total consideration of approximately U.S.$73 million.

         o In November 2000, we acquired 100% of the outstanding shares of common stock of Southdown, now CEMEX, Inc., in the United States. Our consolidated financial statements for the year ended December 31, 2000 include the results of operations of CEMEX, Inc. for the two-month period ended December 31, 2000. See note 8A to our consolidated financial statements included elsewhere in this annual report.

         o In October 2000, CAH acquired our interest in Gresik. As a result of this transaction and the increase of our stake in CAH as described above, at December 31, 2002, our diluted economic interest in Gresik was 23.5%.

         o In May 2000, we committed to invest U.S.$34 million to begin the construction of a new grinding mill near Dhaka, Bangladesh. The mill is being constructed with a production capacity of approximately 500 thousand metric tons per year. The facility began operations in April 2001. We are supplying this mill with clinker from Gresik in Indonesia and from other countries in the region.

         o In November 1999, we acquired a 77% interest in Assiut for approximately U.S.$318.8 million. In 2000, we increased our interest in Assiut to 92.9%. In March 2001, we further increased our interest in Assiut to 95.8%.

              Results of Operations

         The following table sets forth selected consolidated income statement data for CEMEX for each of the three years ended December 31, 2000, 2001, and 2002 expressed as a percentage of net sales.



                                                                        ------------------------------------------
                                                                                 Year Ended December 31,
                                                                        ------------------------------------------
                                                                             2000          2001        2002
                                                                             ----          ----        ----
Net sales.........................................................           100.0         100.0       100.0
Cost of sales.....................................................           (55.9)        (56.2)      (55.9)
     Gross profit.................................................            44.1          43.8        44.1
Operating expenses:
   Administrative.................................................           (11.1)        (11.4)      (12.6)
   Selling........................................................            (3.6)         (8.5)      (11.5)
     Total operating expenses.....................................           (14.7)        (19.9)      (24.1)
   Operating income...............................................            29.4          23.9        20.0
Net comprehensive financing income (cost):
   Financial expense..............................................            (8.3)         (5.9)       (5.1)
   Financial income...............................................             0.4           0.6         0.7
   Foreign exchange gain (loss), net..............................            (0.5)          2.2        (1.2)
   Gain (loss) on valuation of marketable securities and other
     investments..................................................            (0.1)          2.9        (4.8)
   Monetary position gain.........................................             5.4           4.0         5.4
   Net comprehensive financing income (cost)......................            (3.1)          3.8        (5.0)
Other expenses, net...............................................             4.2          (6.0)       (5.9)
   Income before income tax, business assets tax, employees'
     statutory profit sharing and equity in income of affiliates..            22.1          21.7         9.0
Income tax and business assets tax, net...........................            (2.8)         (2.4)       (0.8)
Employees' statutory profit sharing...............................            (0.6)         (0.4)       (0.2)
   Total income taxes, business assets tax and employees' statutory
     profit sharing...............................................            (3.4)         (2.8)       (1.0)
   Income before equity in income of affiliates...................            18.7          18.9         8.0
Equity in income of affiliates....................................             0.5           0.3         0.5
Consolidated net income...........................................            19.2          19.2         8.5
Minority interest net income (loss)...............................             1.4           2.2         0.6
Majority interest net income......................................            17.8          17.0         8.0


Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Overview

         During 2002, we experienced significant declines in our consolidated results of operations as a consequence of unfavorable market conditions in several of the countries in which we have operations. In addition, as a result of the general decline in global capital markets as well as the volatility in the interest rate and currency markets, during 2002, we experienced significant valuation losses in our income statement, arising from our derivative financial instruments portfolio. These factors have had, and may continue to have, a direct negative impact on cement sales volumes and prices in the individual countries in which we have operations and could result in future valuation losses.

         These unfavorable economic conditions have been partially offset by:

         o our ability to enter into new markets in the Caribbean, through our acquisition of Puerto Rican Cement Company, Inc. in July 2002, and

         o favorable markets in several of the countries in which we operate, particularly in Spain, which experienced robust spending in public works and strong residential construction activity.

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) in 2002 compared to 2001 in our net sales, before eliminations resulting from consolidation, sales volumes and prices for the major countries in which we have operations. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation occurred during the period between the country's local currency vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using CEMEX's weighted average inflation factor; therefore, such variations substantially differ from those based solely on the country's local currency:


-----------------------------------------------------------------------------------------------------------------------
                              Net Sales
-----------------------------------------------------------------------------------------------------------------------
                               Approximate                Domestic Sales Volumes    Export Sales     Average Domestic
                                currency    Variations                                Volumes       Prices in local
                 Variations   fluctuations, in constant                                                 currency
                  in local       net of      Mexican      Cement      Ready-Mix      Cement       Cement    Ready-Mix
   Country        currency     inflation      Pesos
                                effects
-----------------------------------------------------------------------------------------------------------------------
Mexico             -1.0%         -3.0%        -4.0%         +4%          +10%          -25%          -6%        -8%
-----------------------------------------------------------------------------------------------------------------------
United States      -7.7%         -2.0%        -9.7%         -5%          Flat           N/A          -1%        +1%
-----------------------------------------------------------------------------------------------------------------------
Spain              +3.5%        +25.8%       +29.3%         +2%           +6%           +5%          +1%        -1%
-----------------------------------------------------------------------------------------------------------------------
Venezuela          -7.8%        -24.4%       -32.2%         -17%         -23%          -15%         +12%        +5%
-----------------------------------------------------------------------------------------------------------------------
Colombia           +9.4%        -16.4%        -7.0%         +2%           -3%           N/A          +9%        +3%
-----------------------------------------------------------------------------------------------------------------------
Central           +16.5%         +0.8%       +17.3%         +14%         +152%          N/A          +5%        N/A
America and
the Caribbean
-----------------------------------------------------------------------------------------------------------------------
Philippines        -8.2%         +8.3%        +0.1%         +36%         -68%          -33%         -23%       Flat
-----------------------------------------------------------------------------------------------------------------------
Egypt              +10.1%        +1.0%       +11.1%         +18%          N/A           N/A          -8%        N/A
-----------------------------------------------------------------------------------------------------------------------

N/A = Not Applicable

         On a consolidated basis, our cement sales volumes increased 1%, from
61.2 million tons in 2001 to 61.8 million tons in 2002, and our ready-mix concrete sales volumes increased 6%, from 18.2 million cubic meters in 2001 to
19.2 million cubic meters in 2002. However, our net sales decreased 2% from Ps69,302 million in 2001 to Ps67,918 million in 2002 in constant Peso terms, and our operating income decreased 18% from Ps16,549 million in 2001 to Ps13,603 million in 2002 in constant Peso terms.

Net Sales

         Our net sales decrease of 2% in constant Peso terms during 2002 was primarily attributable to unfavorable economic conditions in many of our markets, which affected cement sales volumes and prices in those markets. A decrease in weighted average cement prices and weighted average ready-mix concrete prices in 2002 compared to 2001 accounted for approximately, 4% and 1%, respectively, of our various markets' negative impact on net sales. These decreases were partially offset by a 1% positive effect resulting from the increase in cement sales volumes, a 1% positive effect resulting from the increase in ready-mix concrete sales volumes and a 1% positive effect resulting from the consolidation of our newly acquired operations in Puerto Rico. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a country-by-country basis.

         Mexico

         Our Mexican operations' domestic gray cement sales volumes increased 4% in 2002 compared to 2001, and ready-mix concrete sales volumes increased 10% during the same period. The increase in sales volumes resulted primarily from increased demand in the public sector, while the self-construction sector remained stable during the year. However, lower cement prices and lower ready-mix concrete prices in Mexico offset the sales volumes increases. The average cement price in Mexico decreased 6% in constant Peso terms in 2002 compared to 2001, and the average ready-mix concrete price decreased 8% in constant Peso terms over the same period (1.5% and 3.5% in nominal Peso terms, respectively). The principal reason for the decrease in our average cement price and our average ready-mix concrete price, both in constant Peso terms and nominal Peso terms, is due to increased competition.

         The increase in our domestic cement sales volumes was also offset by a significant decrease in cement export volumes. Our Mexican operations' cement export volumes, which represented 7% of our Mexican cement sales volumes in 2002, decreased 25% in 2002 compared to 2001 due mainly to the weakness of the U.S. market, our most important foreign consumer. Of our Mexican operations' cement export volumes during 2002, 36% was shipped to Central America and the Caribbean, 63% to the United States and 1% to South America.

         As a result of the decline in average cement and ready-mix prices and the decline in cement export volumes, net sales in Mexico, in constant Peso terms using Mexican inflation, declined 1% in 2002 compared to 2001, despite increases in domestic cement sales volumes and ready-mix concrete sales volumes.

         United States

         Our United States operations' cement sales volumes, which include cement purchased from our other operations decreased 5% in 2002 compared to 2001. Ready-mix concrete sales volumes remained flat. The decrease in cement sales volumes is attributable to the general weakness of the United States economy. Industrial and commercial construction declined as a result of continued weakness in the manufacturing and commercial sectors of the economy, while the cement-intensive public works sector, in particular highway construction, our strongest source of cement demand, did not grow as much as in prior years. In addition, the average sales price of cement decreased 1% in Dollar terms during 2002 compared to 2001. This decrease was only partially offset by a corresponding 1% increase in the average price of ready-mix concrete.

         As a result of the decline in cement sales volumes and average cement prices, net sales in the United States declined 7.7% in U.S. Dollar terms in 2002 compared to 2001.

         Spain

         Our Spanish operations' domestic cement sales volumes increased 2% in 2002 compared to 2001, and ready-mix concrete sales volumes increased 6% during the same period. The increase in sales volumes was primarily driven by increased spending in public works and strong residential construction activity, combined with the effects of a strong Euro. Our Spanish operations' cement export volumes, which represented 4% of our Spanish cement sales volumes in 2002, increased 5% in 2002 compared to 2001 (despite the strong
Euro) due to our Spanish operations' expansion into new markets in Mauritania (Africa) and the Caribbean during the second half of 2002. Of our Spanish operations' total cement export volumes during 2002, 20% was shipped to Europe and the Middle East, 39% to Africa, 37% to the United States and 4% to the Caribbean region. In addition, the average sales price of cement increased 1% in Euro terms during 2002 compared to 2001. This increase was only partially offset by a corresponding 1% decrease in the average price of ready-mix concrete.

         As a result of the increase in cement sales volumes and prices, net sales in Spain, in Euro terms, increased 3.5% in 2002 compared to 2001.

         Venezuela

         Our Venezuelan operations' domestic cement sales volumes decreased 17% in 2002 compared to 2001, while ready-mix concrete sales volumes decreased 23% during the same period. The decreases in sales volumes and ready-mix concrete sales volumes were mainly driven by the downturn in construction activity in Venezuela, which was the direct consequence of the political and economic turmoil in Venezuela during 2002. In addition, the on-going nation-wide general strike that began in early December 2002 caused significant reduction in oil production in Venezuela and brought Venezuela's oil-dependent economy virtually to a halt.

         Our Venezuelan operations' cement export volumes, which represented 50% of our Venezuelan cement sales volumes in 2002, decreased 15% in 2002 compared to 2001. The decrease was due in part to the weakness of the economy in the United States, which is the main destination of Venezuelan exports. Of our Venezuelan operations' total cement export volumes during 2002, 65% was shipped to North America and 35% to the Caribbean and South America.

         Our Venezuelan operations' average domestic sales price of cement increased 12% in constant Bolivar terms in 2002 compared to 2001, while the average domestic sales price of ready-mix concrete increased approximately 5% in constant Bolivar terms over the same period. However, these increases in average prices were not sufficient to offset the decrease in sales volumes; therefore, net sales in Venezuela, in constant Bolivar terms, declined 7.8% in 2002 compared to 2001.

         During the end of the second and beginning of the third quarter of 2002, we experienced a 36 day labor strike in the Pertigalete plant, our major cement plant in Venezuela. However, local market supply was met by existing inventory, and our trading network covered volumes, which otherwise would have been exported from Venezuela.

         Colombia

         Our Colombian operations' domestic sales volumes increased 2% in 2002 compared to 2001. This increase was primarily attributable to a recovery in the public works sector, which increased toward the end of 2002, and our increased penetration in the residential construction sector. Ready-mix concrete sales volumes decreased 3% in 2002 compared to 2001, due primarily to reduced construction activity during the first half of 2002.

         Our Colombian operations' average sales price of cement increased 9% in Colombian Peso terms in 2002 compared to 2001, while the average domestic sales price of ready-mix concrete increased 3% in Colombian Peso terms over the same period. As a result of the increases in cement sales volumes and average cement and ready-mix concrete prices, slightly offset by the decrease in ready-mix concrete volumes, our net sales in Colombia, in Colombian Peso terms, increased 9.4% in 2002 compared to 2001.

         Central America and the Caribbean

         Our Central American and Caribbean operations consist of our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Spain, Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes increased approximately 12% (or approximately 15%, excluding our trading operations in the Caribbean region) in 2002 compared to 2001, primarily as a result of our acquisition of Puerto Rican Cement Company, Inc. in August 2002, which represented 9% of our total cement sales volume in that region during 2002. Our Central American and Caribbean operations' ready-mix concrete sales volumes increased approximately 152% in 2002 compared to 2001, primarily due to the inclusion of our Puerto Rican operations, and the beginning of ready-mix concrete sales in Costa Rica in the third quarter of 2002.

         Our operations in Panama and in the Dominican Republic increased their ready-mix sales volumes by 23% and 7%, respectively, in 2002 compared to 2001, and our Caribbean region trading operations' cement sales volumes increased approximately 2% in 2002 compared to 2001, despite the political and economic turmoil in Venezuela because we were able to supply the Caribbean trading market with exports from Spain.

         Lastly, our Central American and Caribbean operations' average domestic cement sales price increased 5% in Dollar terms in 2002 compared to 2001, primarily due to increases in the average sales prices of cement in Costa Rica, the Dominican Republic and Nicaragua of 5%, 9% and 12%, respectively, as a result of strong domestic demand, while the average sales price of cement decreased 5% in Panama.

         As a result of the increase in cement sales volumes and prices, combined with the inclusion of our Puerto Rican operations, net sales in the Central American and Caribbean region, in U.S. Dollar terms, increased 16.5% in 2002 compared to 2001.

         The Philippines

         Our Philippines domestic cement sales volumes increased 36% in 2002 compared to 2001, which was partially offset by a 23% decrease in Philippine Peso terms in the average domestic sales price of cement during the same period. Our Philippine operations' domestic cement sales volumes increase was primarily a result of our commercial marketing programs and our increased market participation in the country due to fewer cement imports from our competitors. The construction sector of the economy, however, remained weak as a result of reductions in public spending and private investments. Our Philippines ready-mix concrete business, which began in 2001, is still under development. Our ready-mix sales volumes in the Philippines decreased 68% in 2002 compared to 2001, but, in contrast to sharply declining prices for cement, the average ready-mix concrete price remained flat. The decrease in ready-mix concrete sales volumes was also attributable to the weak economic environment in the country.

         Principally as a result of the decrease in the average cement prices and the weak ready-mix concrete operations, which was partially offset by the increase in domestic cement sales volumes, our net sales in the Philippines, in Philippine Peso terms, decreased 8.2% in 2002 compared to 2001.

         Thailand

         Our Thai operations include Saraburi, now named CEMEX (Thailand), which we acquired in May 2001 through our 92.25%-owned subsidiary CEMEX Asia Holdings, Ltd. Accordingly, CEMEX (Thailand)'s results of operations are consolidated in our results of operations for all of 2002, but only for seven months in 2001. CEMEX (Thailand)'s net sales accounted for approximately 0.2% of our consolidated net sales for the seven-month period ended December 31, 2001 and approximately 0.3% of our consolidated net sales for the year ended December 31, 2002.

         Egypt

         Our Egyptian operations' domestic cement sales volumes increased 18% in 2002 compared to 2001, primarily as a result of our higher penetration in Lower Egypt and a strong self-construction sector. The increase in domestic sales volumes was partially offset by a 8% decrease, in Egyptian pound terms, in the average domestic sales price of cement, also the result of increased sales in Lower Egypt, where prices are lower due to the high concentration of competitors in the region. In addition to being subject to market pressures, cement prices in Egypt are controlled to a significant degree by the Egyptian government as a result of the government's control of almost 50% of the industry's capacity.

         In addition, the Egyptian pound has undergone four devaluations since late 2000 (most recently, in February 2003 when it began trading as a freely floating currency). Devaluations of the Egyptian pound relative to the U.S. dollar create inflationary pressures in Egypt by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand.

         As a result of the increase in cement sales volumes combined with the offsetting decline in domestic cement sales prices, net sales in Egypt, in Egyptian pound terms, increased 10.1% in 2002 compared to 2001.

Cost of Sales

         Our cost of sales, including depreciation, decreased 3% from Ps38,981 million in 2001 to Ps37,944 million in 2002 in constant Peso terms, as a result of the reclassification of the expenses related to distribution of our products as operating expenses in the income statement for the full year in 2002 and partially in 2001. During 2001, approximately Ps1,561 million of such expenses were included in cost of sales. During 2002, the reclassification of expenses accounted for substantially all the 3% decrease in cost of sales. As a percentage of sales, cost of sales decreased from 56.2% in 2001 to 55.9% in 2002.

Gross Profit

         Our gross profit decreased by 1% from Ps30,321 million in 2001 to Ps29,974 million in 2002 in constant Peso terms. Our gross margin increased slightly from 43.8% in 2001 to 44.1% in 2002, reflecting the reclassification of distribution expenses discussed above. The decrease in our gross profit is mainly attributable to the 2% decrease in net sales, partially offset by the 3% decrease in cost of sales from 2001 to 2002.

Operating Expenses

         Our operating expenses increased 19% from Ps13,772 million in 2001 to Ps16,371 million in 2002 in constant Peso terms. This increase was primarily a result of our rollout expenses related to the implementation of the CEMEX Way, which included increased efforts to strengthen our commercial and distribution network worldwide in an effort to lower our costs in the future and make our business processes more efficient. Also affecting operating expenses was the reclassification of the expenses related to distribution of our products as operating expenses in the income statement for the full year in 2002 and partially in 2001; during 2001, approximately Ps1,561 million of such expenses were included in cost of sales, representing approximately 37% of the increase in operating expenses discussed above. As a percentage of sales, our administrative and selling expenses increased from 19.9% in 2001 to 24.1% in 2002.

         Operating Income

         The 18% decrease in our operating income in 2002 compared to 2001 is a result of a 2% decrease in net sales combined with a 19% increase in operating expenses, partially offset by a 3% decrease in our cost of sales from 2001 to 2002.

Comprehensive Financing Income (Expense)

         Pursuant to Mexican GAAP, the comprehensive financing result should measure the real cost (gain) of an entity's financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. For presentation purposes, comprehensive financing income (expense) includes:

         o        financial or interest expense on borrowed funds;
         o        financial income on cash and temporary investments;
         o appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;
         o foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and
         o gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result).


                                                                   Year Ended December 31,
                                                               --------------------------------
                                                                   2001               2002
                                                               --------------     -------------
                                                               (in millions of constant Pesos)
Net comprehensive financing income (expense):

Financial expense..........................................     Ps (4,122 )       Ps(3,452)
Financial income...........................................           408              463
Foreign exchange gain (loss), net..........................         1,540             (800)
Gain (loss) on valuation and liquidation of financial
   instruments.............................................         1,999           (3,285)
Monetary position gain.....................................         2,824            3,655
                                                               --------------     -------------
    Net comprehensive financing income (expense)...........      Ps 2,649         Ps(3,419)

                                                               ==============     =============


Our net comprehensive financing income (expense) decreased from income of Ps2,649 million in 2001 to an expense of Ps3,419 million in 2002. The components of the change are shown above. Our financial expense was Ps3,452 million for 2002, a decrease of 16% from Ps4,122 million in 2001. The decrease was primarily attributable to lower average interest rates as a result of market conditions. Our financial income increased 14% from Ps408 million in 2001 to Ps463 million in 2002 as a result of a higher level of investments in fixed rate instruments during the year. Our net foreign exchange results amounted to a loss of Ps800 million in 2002 compared to a gain of Ps1,540 million in 2001. The foreign exchange loss in 2002 is primarily attributable to the appreciation of the Japanese Yen and the Dollar against the Peso and the effect that such appreciation had in our Japanese Yen and Dollar denominated debt. Our gain (loss) from valuation and liquidation of financial instruments decreased from a gain of Ps1,999 million in 2001 to a loss of Ps3,285 million in 2002, primarily attributable to a non-recurring gain obtained in 2001 through the sale of marketable securities of approximately Ps1,333.7 million, combined with valuation losses in 2002 on our derivative financial instruments portfolio (discussed below). See notes 11, 12, and 16 to our consolidated financial statements included elsewhere in this annual report. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) increased from Ps2,824 million during 2001 to Ps3,655 million during 2002, as a result of the increase in the weighted average inflation index in 2002 compared to 2001.

Derivative Financial Instruments

Our derivative financial instruments that have a potential impact on our Comprehensive Financing Result consist of equity forward contracts designated as hedges of our executive stock option programs (see notes 15 and 16 to our consolidated financial statements included elsewhere in this annual report), foreign exchange derivative instruments, excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries, interest rate swaps, cross currency swaps, interest rate swap options (swaptions), other interest rate derivatives, fuel and energy derivatives and third party equity forward contracts. We suffered valuation losses in most of these financial derivatives in 2002 compared to 2001, which accounted for substantially all the loss recorded in 2002 under the line item valuation and liquidation of financial instruments presented above. See "Qualitative and Quantitative Market Disclosure --Our Derivative Financial Instruments" and "Qualitative and Quantitative Market Disclosure -- Interest Rate Risk, Foreign Currency Risk and Equity Risk." See also note 16A to our consolidated financial statements included elsewhere in this annual report. The decline in the estimated fair value of our equity forward contracts that hedge the potential exercise of our executive stock option programs is primarily attributable to a decrease in the market price of our listed securities (ADSs and CPOs). The decline in the estimated fair market value of our interest rate derivatives is primarily attributable to the continuing decline in market interest rates, as CEMEX has fixed its interest rate profile in a level above current market rates. With respect to our cross currency swaps, the decrease in our estimated fair value is primarily attributable to the appreciation of the Yen against the Mexican Peso during 2002. During 2003, we cannot predict if the factors that led to the declines previously discussed will continue to affect our derivative financial instruments valuation.

Other Expenses, Net

         Our other expenses for 2002 were Ps4,041 million, a 3% decrease from Ps4,174 million in 2001. The decrease was primarily attributable to expenses related to a voluntary exchange program of options under our stock option program during 2001. See note 15C to our consolidated financial statements included elsewhere in this annual report. This decrease was partially offset by the expense incurred during 2002 as a result of the premium paid on our cash tender offer for our 12 3/4% notes due 2006, the consent fee paid in connection with our consent solicitation for our 9.625% notes due 2009 and a non-recurring expense related to the termination of our distribution agreement in Taiwan. See note 21F to our consolidated financial statements included elsewhere in this annual report.


         Income Taxes, Business Assets Tax and Employees' Statutory
Profit Sharing

         Our effective tax rate was 9.3% in 2002 compared to 11.1% in 2001. Our tax expense, which primarily consists of income taxes and business assets tax, decreased 66% from Ps1,670 million in 2001 to Ps569 million in 2002. Approximately 32% of the decrease was attributable to lower taxable income in 2002 as compared to 2001, and 34% of the decrease resulted from the recognition of the deferred income taxes for the year that was an income of Ps393.5 million in 2002 as compared to an expense of Ps200.1 million in 2001 due mainly to the change in the enacted income tax ratio in Mexico which decreased to 34% in 2002 from 35% in 2001, and also to variations in temporary differences between book and taxable amounts that occurred during 2002. Our average statutory income tax rate was approximately 34% in 2002 and approximately 35% in 2001.

         Employees' statutory profit sharing decreased from Ps236 million during 2001 to Ps107 million during 2002 due to lower taxable income for profit sharing purposes in Mexico and Venezuela. See note 17C to our consolidated financial statements included elsewhere in this annual report.


         Majority Interest Net Income

         Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and consolidated net income attributable to those subsidiaries.

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2002 decreased 57%, from Ps13,325 million in 2001 to Ps5,785 million in 2002. The percentage of our consolidated net income allocable to minority interests decreased from 12% in 2001 to 7% in 2002, as a result of our prepayment of a portion of the preferred equity balance of the preferred equity transaction related to the financing of our acquisition of Southdown, now renamed CEMEX, Inc., in 2000. Majority interest net income decreased by 54%, from Ps11,790 million in 2001 to Ps5,400 million in 2002, mainly as a result of our decrease in net sales, the increase in operating expenses and the increase in our valuation losses on derivative financial instruments, partially offset by our reductions in cost of sales, interest expense and income taxes and the increase in our monetary position gain. As a percentage of net sales, majority interest net income decreased from 17% in 2001 to 8% in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000


Net Sales

         Our net sales increased 18.6% from Ps58,436 million in 2000 to Ps69,302 million in 2001. The increase was attributable to stronger pricing, greater domestic cement demand in many of our markets and the consolidation of the results of operations of Southdown, now CEMEX, Inc., in the United States for the entire year in 2001 compared to just two months in 2000. Our cement sales volumes increased 17.9%, from 51.9 million tons in 2000 to 61.2 million tons in 2001. Ready-mix concrete sales volumes increased 15%, from 15.8 million cubic meters in 2000 to 18.2 million cubic meters in 2001.

         Our Mexican operations' domestic cement sales volumes decreased 7% in 2001 compared to 2000, and ready-mix concrete sales volumes decreased 3% during the same period. These decreases in sales volumes were primarily attributable to decreased demand from both the commercial and retail construction sectors as a result of the slowdown in economic growth during 2001. Our Mexican operations' cement export volumes, which represented 10% of our Mexican cement sales volumes in 2001, decreased 10% in 2001 compared to 2000 due mainly to a stronger Mexican Peso. Of our Mexican operations' cement export volumes during 2001, 36% was shipped to Central America and the Caribbean, 63% to the United States and 1% to South America. The average cement price in Mexico decreased 4% in constant Peso terms in 2001 compared to 2000, and the average ready-mix concrete price decreased 6% in constant Peso terms over the same period.

         Our United States operations include CEMEX, Inc., formerly Southdown, which we acquired in November 2000. CEMEX, Inc.'s results of operations were consolidated into our results of operations for all of 2001, but only for the last two months of 2000. Our United States operations' cement sales volumes, which include cement purchased from our other operations, increased 183% in 2001 compared to 2000, and ready-mix concrete sales volumes increased 81% during the same period. The increase in cement sales volumes and ready-mix concrete sales volumes was primarily as a result of our acquisition of Southdown in the United States, which accounted for substantially all the increase, as well as increased demand in the public works sector, particularly in highway construction, which continues to be the strongest source for cement demand growth. Our United States operations' average sales price of cement increased 1% in Dollar terms in 2001 compared to 2000, and the average price of ready-mix concrete increased 7% in Dollar terms over the same period as a result of market conditions.

         Our Spanish operations' domestic cement sales volumes increased 4% in 2001 compared to 2000, and ready-mix concrete sales volumes increased 5% during the same period. The increase in sales volumes was primarily driven by increased public works spending and the non-residential private sector, which grew in 2001, while residential construction slowed due to less private sector spending and lower real wages. Our Spanish operations' cement export volumes, which represented 4% of our Spanish cement sales volumes in 2001, decreased 42% in 2001 compared to 2000 as cement production was targeted to meet high domestic demand. Of our Spanish operations' total cement export volumes during 2001, 28% was shipped to Europe and the Middle East, 33% to Africa and 39% to the United States. In addition, the average domestic sales price of cement increased 2% in Peseta terms during 2001 compared to 2000 due to changes in product mix. Over the same period, the average sales price of ready-mix concrete increased 5% in Peseta terms, as a result of strong domestic demand.

         Our Venezuelan operations' domestic cement sales volumes increased 4% in 2001 compared to 2000, and ready-mix concrete sales volumes decreased 7% during the same period. The increase in domestic cement sales volumes was mainly driven by the self-construction sector. The decrease in ready-mix concrete sales volumes was primarily attributable to reduced spending on public works and the formal sector. Our Venezuelan operations' cement export volumes, which represented 47% of our Venezuelan cement sales volumes in 2001, decreased 17% in 2001 compared to 2000, primarily as a result of a decrease in exports to the Caribbean region. Of our Venezuelan operations' total cement export volumes during 2001, 64% was shipped to the United States, 30% to Central America and the Caribbean and 6% to South America. In addition, our Venezuelan operations' average domestic sales price of cement decreased 1% in constant Bolivar terms for 2001 compared to 2000, and the average sales price of ready-mix concrete decreased 3% in constant Bolivar terms over the same period as a result of increased competition in Venezuela.

         Our Colombian operations' domestic cement sales volumes in 2001 decreased 8% compared to 2000, and ready-mix concrete sales volumes decreased 3% during the same period. The decrease in domestic cement sales volumes was due to a reduction in the construction activity resulting mainly from slower economic activity, a higher unemployment rate and a lower number of home mortgage loans. The decrease in ready-mix concrete sales volume was primarily due to declining demand in the public sector as a result of the conclusion of major projects. A higher unemployment rate and lower disposable income resulted in lower demand in the private sector, despite a slight increase in private investment in residential and non-residential projects. During 2001, our Colombian operations' average sales price of cement increased by approximately 17% in Colombian Peso terms compared to 2000. This increase in prices followed several years of declining prices following the Colombian economic recession. The average sales price of ready-mix concrete increased 19% in Colombian Peso terms for the same period, partially in response to strong domestic demand in the first quarter of 2001 and partially as a result of demand for concrete with higher quality specifications related to a public works project. Even though there was a moderate increase in cement demand in Colombia in 2001, significant excess cement production capacity still existed in the Colombian market.

         Our Central American and Caribbean operations consist of our operations in the Dominican Republic, Panama, Costa Rica, Puerto Rico (acquired in 2002) and Nicaragua, as well as our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico, Venezuela, Costa Rica, Colombia and Panama. Our Central American and Caribbean operations' domestic cement sales volumes increased 6% in 2001 compared to 2000. Excluding our trading operations in the Caribbean region, our Central American and Caribbean operations' domestic cement sales volumes increased 7% in 2001 compared to 2000 as a result of the inclusion of operations in Nicaragua, which accounted for approximately 11% of cement sales volumes in the region, and an increase in sales volume in Costa Rica. Our Central American and Caribbean operations' ready-mix concrete sales volumes decreased 22% in 2001 compared to 2000, primarily as a result of a 29% decrease in our Panamanian operations, and a 15% decrease in our Dominican Republic operations during the same period, which were primarily attributable to economic recession in both countries. In addition, our Caribbean region trading operations' cement sales volumes increased approximately 2% in 2001 compared to 2000 due to continued demand from public infrastructure projects, as well as private commercial and tourist development projects. Our Central American and Caribbean operations' average domestic sales price of cement decreased 8% in Dollar terms in 2001 compared to 2000, primarily as a result of decreased prices in the Dominican Republic.

         Our Philippines operations' domestic cement sales volumes decreased by 11% in 2001 compared to 2000 due to the continuing negative political and economic environment in the Philippines and increased competition from imports, particularly from Taiwan, Japan and the People's Republic of China. The construction sector of the economy remained weak as a result of reduced public spending and cautious investor sentiment. Our Philippine operations' average domestic sales price of cement increased 14% in Philippine Peso terms during 2001 compared to 2000.

         Our Thai operations include CEMEX (Thailand), which we acquired in May 2001 through CAH, our 77.67%-owned subsidiary. CEMEX (Thailand)'s results of operations are consolidated into our results of operations for the last seven months of 2001 only. Our Thai operations had net sales of U.S.$20.5 million and operating income of U.S.$4.3 million in 2001. Cement prices in Thailand are indirectly controlled by the Thai government. According to the Thailand Fellowship of Cement Manufacturers (TCFM), cement domestic consumption increased 2.2%, from 17 million tons in 2000 to 17.3 million tons in 2001.

         Our Egyptian operations' domestic cement sales volumes increased by 5% in 2001 compared to 2000. The increase in domestic cement sales volumes was primarily attributable to sales in southern Egypt during the fourth quarter of 2001, in which we had no presence in 2000, and by successful marketing programs. Public spending in Egypt remained stable during 2001 while the private sector remained depressed. Our Egyptian operations' average sales price of cement decreased by approximately 4% in Egyptian Pound terms during 2001 compared to 2000, as a result of sales in southern Egypt, which command lower prices. Egyptian cement prices are indirectly controlled by the Egyptian government as a result of the government's control of almost 50% of the industry's capacity. Cement consumption in Egypt, according to our estimates, rose 1.3% in 2001.

Cost of Sales

         Our cost of sales, including depreciation, increased 19% from Ps32,653 million in 2000 to Ps38,981 million in 2001, primarily attributable to an increase in sales volumes and the consolidation of the results of operations of CEMEX, Inc. in the United States for the entire year in 2001 compared to just two months in 2000. These increases were partially offset by the reclassification, beginning in 2001, of the expenses related to distribution of our products as operating expenses in the income statement. During 2000, such expenses were accounted for on the income statement as cost of sales totaling approximately Ps2,371. As a percentage of sales, cost of sales increased from 55.9% in 2000 to 56.2% in 2001.

Gross Profit

         For the reasons mentioned above, our gross profit increased by 18% from Ps25,783 million in 2000 to Ps30,321 million in 2001. Our gross margin decreased from 44.1% in 2000 to 43.8% in 2001. This decrease reflects the consolidation of CEMEX, Inc.'s results into our results of operations for the entire year in 2001 compared to just two months in 2000. Historically, CEMEX, Inc.'s gross margins have been less than our company-wide average gross margins. The decrease also reflects changes in our product mix and higher energy costs.

Operating Expenses

         Our operating expenses increased 60% from Ps8,588 million in 2000 to Ps13,772 million in 2001. This increase primarily results from the reclassification, beginning in 2001, of the expenses related to distribution of our products as selling expenses in the income statement. During 2000, such expenses were accounted for in the income statement as cost of sales for approximately Ps2,371 million. In addition, a portion of the increase is related to the consolidation of CEMEX, Inc.'s results into our results of operations for the entire year in 2001 compared to just two months in 2000. As a percentage of sales, our administrative and selling expenses increased from 14.7% in 2000 to 19.9% in 2001.

         The reclassification mentioned in the paragraph above had no effect on operating income, net income and/or earnings per share for the year ended December 31, 2000.

Operating Income

         For the reasons described above, our operating income decreased 4% from Ps17,195 million in 2000 to Ps16,549 million in 2001.

Comprehensive Financing Income (Expense)

         Pursuant to Mexican GAAP, the comprehensive financing result should measure the real cost (gain) of an entity's financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. For presentation purposes, comprehensive financing income (expense) includes:

         o        financial expense on borrowed funds;

         o financial income on cash and temporary investments, results from valuation and liquidation of financial instruments, including marketable securities and the realized gain or loss from the sale of investments;

         o foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

         o gains and losses resulting from having monetary liabilities or assets exposed to inflation.


                                                                   Year Ended December 31,
                                                               --------------------------------
                                                                   2000               2001
                                                               --------------     -------------
                                                               (in millions of constant Pesos)
Net comprehensive financing income (expense):

Financial expense..........................................     Ps (4,854)        Ps(4,122)
Financial income...........................................           256              408
Foreign exchange gain (loss), net..........................          (313)           1,540
Gain (loss) on valuation and liquidation of financial
   instruments.............................................           (80)           1,999
Monetary position gain.....................................         3,184            2,824
                                                               --------------     -------------
    Net comprehensive financing income (expense)...........     Ps (1,807 )       Ps 2,649
                                                               ==============     =============

         Our net comprehensive financing income (expense) increased from a loss of Ps1,807 million in 2000 to a gain of Ps2,649 million in 2001. The components of the net increase are set forth below. Our financial expense was Ps4,122 million for 2001, a decrease of 15% from Ps4,854 million in 2000. The decrease was primarily attributable to lower average interest rates and debt reduction. Our financial income increased 60% from Ps256 million in 2000 to Ps408 million in 2001. Our net foreign exchange results increased to a gain of Ps1,540 million in 2001 from a loss of Ps313 million in 2000. The foreign exchange gain in 2001 is mainly attributable to an appreciation of the Peso against the Dollar in 2001 as compared to 2000 and the depreciation of the Yen during 2001. Our gain (loss) from valuation and liquidation of financial instruments increased from a loss of Ps80 million in 2000 to a gain of Ps1,999 million in 2001, primarily as a result of the recognition, beginning in 2001, of the estimated fair value of our derivative instruments portfolio (see notes 11, 12 and 16 to our consolidated financial statements included elsewhere in this annual report) and a one-time gain of approximately U.S.$131 million from the sale of our shares of Grupo Financiero Banamex Accival. Our monetary position gain decreased 11% from Ps3,184 million during 2000 to Ps2,824 million during 2001, as a result of a lower average debt level and a lower weighted average inflation index in 2001 as compared to 2000.


Other Expenses, Net

         Our other expenses for 2001 were Ps4,174 million, a 71% increase from Ps2,436 million in 2000. The increase was primarily attributable to higher amortization of goodwill from newly acquired operations, mainly CEMEX, Inc., which was consolidated for the full year 2001 as compared to two months in 2000, and to expenses related to a voluntary exchange program of options under our stock option program. See notes 15C and 23(m) to our consolidated financial statements included elsewhere in this annual report.


Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our tax expense, consisting of income taxes and business assets tax, increased from Ps1,642 million in 2000 to Ps1,670 million in 2001. Our average statutory income tax rate in 2001 was approximately 35%. Our effective tax rate was 11.1% in 2001 compared to 12.7% in 2000. The decrease in the effective tax rate primarily resulted from a lower amount of non-deductible expenses in 2001 compared to 2000. Employees' statutory profit sharing decreased from Ps372 million during 2000 to Ps236 million during 2001. As in 2000, in 2001 we were able to benefit from the difference between book and tax inflation. As a result of tax law changes, we will not be able to take advantage of this benefit in future periods.

         In 2000, we adopted the provisions of Bulletin D-4 "Income Tax, Business Assets Tax and Employees' Profit Sharing" issued by the Mexican Institute of Public Accountants. Beginning January 1, 2000, companies reporting under Mexican GAAP are required to provide for deferred taxes using the balance sheet methodology. Under this methodology, deferred tax assets or liabilities are recognized by applying the statutory tax rate to the net amount of temporary differences between the book value of assets and liabilities as compared to the corresponding value for tax purposes, applying when available the tax loss carry-forwards, as well as the business asset tax balances or other tax credits to be recovered. See note 17C to our consolidated financial statements included elsewhere in this annual report.


Majority Interest Net Income

         Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and consolidated net income attributable to those subsidiaries.

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2001 increased 19%, from Ps11,200 million in 2000 to Ps13,325 million in 2001. The percentage of our consolidated net income allocable to minority interests increased from 7% in 2000 to 12% in 2001, partially as a result of the preferred equity dividend from the financing of our acquisition of Southdown at the end of 2000. Majority interest net income increased by 13%, from Ps10,389 million in 2000 to Ps11,790 million in 2001. As a percentage of net sales, majority interest net income decreased from 17.8% in 2000 to 17.0% in 2001.

Liquidity and Capital Resources


Operating Activities

         We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short-term and long-term. Although cash flow from our operations has historically overall met our liquidity needs for operations, servicing debt and funding acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, we also rely on cost-cutting and continual operating improvements to optimize capacity utilization and maximize profitability as well as to offset the risks associated with having worldwide operations. Our consolidated net resources provided by operating activities were Ps18.1 billion in 2000, Ps 23.6 billion in, 2001 and Ps17.3 billion in 2002. (See our Statement of Changes in the Financial Position included elsewhere in this annual report.)


Our Indebtedness


         As of December 31, 2002, we had approximately U.S.$5.8 billion (Ps59.9 billion) of total debt, of which approximately 24% was short-term and 76% was long-term. Approximately 42% of our long-term debt, or U.S.$1.85 billion (Ps19.2 billion), is to be paid in 2004, unless extended. As of December 31, 2002, 68.7% of our consolidated debt was Dollar-denominated, 14.5% was Japanese Yen-denominated, 12.0% was Euro-denominated, 3.6% was Mexican peso-denominated, 1.2% was Egyptian Pound-denominated and immaterial amounts denominated in other currencies, after giving effect to our cross currency swap arrangements discussed elsewhere in this annual report. The weighted average interest rates paid by us in 2002 in our main currencies were 4.8% on our Dollar-denominated debt, 3.98% on our Euro or Peseta-denominated debt and 2.98% on our Yen-denominated debt. The ratio of total indebtedness, including certain transactions that do not qualify as debt instruments under Mexican GAAP and that are used to calculate this ratio for financial covenant purposes, to total capitalization as of December 31, 2002 was approximately 47.5% and as of December 31, 2001 was approximately 42.8%.

         From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements, including bank loans, credit facilities, sale-leaseback transactions, forward contracts, forward lending facilities and equity swap transactions. Additionally, we and our subsidiaries have issued notes, commercial paper, bonds, preferred equity and putable capital securities.

         Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital investment programs. CEMEX Mexico and Empresas Tolteca de Mexico, two of our principal Mexican subsidiaries, have provided guarantees of our indebtedness in the amount of U.S.$2.3 billion (Ps23.9 billion), as of December 31, 2002. See Item 3 -- "Key Information -- Risk Factors -- Our ability to pay dividends and repay debt depends on our ability to transfer income and dividends from our subsidiaries," "--We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs, ADSs, Appreciation Warrants and ADWs," and note 23 to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2002, we and our subsidiaries had lines of credit totaling Ps30.4 billion at annual rates of interest ranging from 1.45% to 15.6%, in accordance with the currency in which they were negotiated, which do not require compensating balances. The unused amounts of those lines of credit totaled approximately Ps12.7 billion as of December 31, 2002. In addition to these lines of credit, from time to time we borrow money from banks and other financial institutions.

         In September 1994, one of our subsidiaries leased a cement plant in New Braunfels, Texas. The lease expires on September 9, 2009, and lease payments vary from year to year. Our subsidiary has an option to purchase the plant at the termination of the lease at fair value.

         Some of the debt instruments in respect of our and our subsidiaries' indebtedness contain various covenants, which, among other things, require us and them to maintain specific financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in our interest. From time to time, we have sought and obtained waivers and amendments to some of our and our subsidiaries' debt agreements, principally in connection with acquisitions. Our failure to obtain any required waivers may result in the acceleration of the affected indebtedness and could trigger our obligations to make payments of principal, interest and other amounts under our other indebtedness, which could have a material adverse effect on our financial condition. We believe that we have good relations with our lenders and the lenders to our subsidiaries, and nothing has come to our attention that would lead us to believe that any future waivers, if required, would not be forthcoming. However, we cannot assure you that future waivers would be forthcoming, if requested. As of December 31, 2002, we were in compliance with all the financial covenants in our own and our subsidiaries' debt instruments.

         In addition, a considerable amount of our debt is subject to credit ratings triggers that require us to pay a step-up in the coupon rate of the affected notes in the event that certain minimum credit ratings are not maintained. Significantly, the CEMEX, Inc. Note and Guarantee Agreement, dated March 15, 2001, described under Item 10 "-- Additional Information -- Material Contracts," requires us to make all reasonable efforts to ensure that the notes issued pursuant to that agreement maintain a private letter rating of at least BBB- by Standard & Poor's and Baa3 by Moody's. If the notes fail to maintain this required rating, we would have to pay a step-up in the coupon rate and, if, after a continuous period of two years, the notes have not re-attained these ratings, we would have to repay them or obtain a waiver of this requirement. As of December 31, 2002, the notes were rated BBB- by Standard & Poor's and Baa3 by Moody's.

Our Preferred Equity Arrangements

         In November 2000, we formed a Dutch subsidiary which issued preferred equity for an amount of U.S.$1.5 billion (Ps15.6 billion) to provide funds for our acquisition of Southdown on terms we believe are advantageous. This structure was designed to strengthen the capital structure of CEMEX Espana while providing financing on favorable terms. The preferred equity grants its holders 10% of the subsidiary's voting rights, as well as the right to receive a preferred dividend. Under the terms of the preferred equity financing arrangements described under Item 10 "-- Additional Information -- Material Contracts," Sunward Acquisitions N.V., or Sunward Acquisitions, our indirect Dutch subsidiary, contributed its 85.15% interest in CEMEX Espana to New Sunward Holding B.V., or New Sunward Holding, our newly formed Dutch subsidiary, in exchange for all its ordinary shares. A special purpose entity, which is neither owned nor controlled by us, borrowed U.S.$1.5 billion from a syndicate of banks and New Sunward Holding issued preferred equity to the special purpose entity in exchange for the U.S.$1.5 billion, which was used to subscribe for further shares in CEMEX Espana. Repayments of the special purpose entity's borrowings under its loan are derived from payments made by New Sunward Holding to the special purpose entity by way of distribution of interim dividends on, and/or repayments of, the preferred equity. This special purpose entity uses the funds to repay its loan to its parent, which in turn uses the funds to repay the banks. Sunward Acquisitions has the option to purchase from the special purpose entity the remaining preferred equity in an aggregate amount not exceeding the outstanding balance of the entity's loan. Under the terms of this transaction, New Sunward Holding may be liquidated if we do not repurchase the preferred equity, if we do not make payments on the preferred equity and in other specified circumstances. Any such liquidation would include the sale of its assets (mainly the CEMEX Espana shares it holds) at market prices in an amount sufficient to satisfy the amount outstanding under the preferred equity. During 2001, we redeemed a portion of the then-outstanding preferred stock in the amount of U.S.$600 million, and at year-end 2001, the balance outstanding was U.S.$900 million. In February 2002, we refinanced this preferred equity transaction, the new terms of which allow, under certain circumstances, preferred equity to be issued by New Sunward Holding up to U.S.$1.2 billion. Additionally, pursuant to the refinancing, we redeemed U.S.$250 million of the outstanding preferred equity and extended the termination date on the remaining U.S.$650 million with U.S.$195 million, due in February 2004 and U.S.$455 million due in August 2004.

         For accounting purposes under Mexican GAAP, the preferred equity is recorded as a minority interest on our balance sheet. Any dividends paid on the preferred equity are recorded as a minority interest on our income statement. For the years ended December 31, 2000, 2001 and 2002, preferred equity dividends amounted to approximately U.S.$17 million, U.S.$76 million and U.S.$23.2 million, respectively.

         In May 1998, a subsidiary of CEMEX Espana issued U.S.$250 million aggregate liquidation amount of 9.66% Putable Capital Securities. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. The Putable Capital Securities are guaranteed on a subordinated basis by CEMEX Espana. We have an option to repurchase the Putable Capital Securities from the holders on November 15, 2004, or on any subsequent dividend payment date. We are required to make an offer to purchase the Putable Capital Securities from their holders on May 15, 2005 and after the occurrence of specified put events, which include, among other things, a payment default or a deferral of dividends by the issuer of the Putable Capital Securities. Our obligation to purchase the Putable Capital Securities is guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. As of December 31, 2002, we had U.S.$66 million of the Putable Capital Securities outstanding.

         For accounting purposes under Mexican GAAP, the Putable Capital Securities are recorded as a minority interest on our balance sheet. Any dividends paid on the Putable Capital Securities are recorded as a minority interest on our income statement. For the years ended December 31, 2000, 2001 and 2002, Putable Capital Securities dividends amounted to approximately U.S.$24.2 million, U.S.$24.2 million and U.S.$11.9 million, respectively.


Our Equity Arrangements

         In December 1995, we entered into a financial transaction in which one of our Mexican subsidiaries transferred some of its cement assets to a trust, while simultaneously a third party purchased a beneficial interest in the trust for approximately U.S.$123.5 million in exchange for notes issued by the trust. We have the right to reacquire these assets on various dates until 2007. As of December 31, 2002, U.S.$90.6 million (Ps940.3 million) was outstanding under this transaction.

         Since inception, the assets subject to this transaction have been considered as owned by third parties; therefore, for accounting purposes under Mexican GAAP, this transaction is included as minority interest in our balance sheet. For the years ended December 31, 2000, 2001 and 2002, the expense generated by retaining the option to re-acquire the assets amounted to approximately U.S.$14.4 million, U.S.$13.8 million and U.S.$13.2 million, respectively, and was included as financial expense in our income statements.

         In December 1999, we issued to our shareholders, members of our board of directors and other executives 105 million Appreciation Warrants maturing on December 13, 2002, at a subscription price in pesos of Ps3.2808 per Appreciation Warrant. A portion of the Appreciation Warrants was subscribed as American Depositary Warrants, or ADWs, each ADW representing five Appreciation Warrants.

         In November 2001, we launched a voluntary public exchange offer of new Appreciation Warrants and new ADWs maturing on December 21, 2004, for our existing Appreciation Warrants and our existing ADWs on a one-for-one basis. Of the total 105 million Appreciation Warrants originally issued, 103,790,945, or 98.85%, were tendered in exchange for the new Appreciation Warrants. Both the old Appreciation Warrants and the new Appreciation Warrants were designed to allow the holder to benefit from future increases in the market price of our CPOs, with any appreciation value to be received in the form of our CPOs or ADSs, as applicable. The old Appreciation Warrants expired on December 13, 2002 in accordance with their terms without any payments to the holders. See note 14F to our consolidated financial statements included elsewhere in this annual report and "-- Our Equity Derivative Forward Arrangements."


Our Equity Derivative Forward Arrangements

         In connection with our Appreciation Warrants transaction, during 1999, we entered into equity forward contracts with a number of banks and other financial institutions with an original maturity in December 2002, pursuant to which the banks purchased our ADSs and shares of common stock of CEMEX Espana (formerly Compania Valenciana de Cementos Portland, S.A.), our Spanish subsidiary. In December 2002, we agreed with the banks to settle the forward transactions for cash and simultaneously enter into new forward transactions with the same banks on similar terms to the original forward transactions with respect to the underlying ADSs and CEMEX Espana shares, with a December 12, 2003 maturity. These ADSs are considered to have been sold to the banks, and, therefore, future changes in the fair value of the ADSs will not be recorded until settlement of the new forward contracts. In connection with the termination of the original forward contracts, we made a final advance payment of approximately U.S.$20.9 million to the banks toward the forward settlement price, and as of the termination date, the adjusted forward settlement price of the original forward contracts was U.S.$448.4 million. Under the new forward contracts, the banks retain the 24,008,313 ADSs and 33,751,566 CEMEX Espana shares underlying the original forward contracts, for which they agreed to pay us an aggregate price of approximately U.S.$828.5 million, or the notional amount. We agreed with the banks that the purchase price payable to us under the new forward contracts would be netted against the adjusted forward settlement price of the original forward contracts and any advance payments made by us in connection with the closing of the new forward contracts. Upon closing of the new forward transactions, we made an advance payment to the banks of approximately U.S.$380.1 million of the forward purchase price, U.S.$285 million of which represented payment in full of the portion of the forward purchase price relating to the CEMEX Espana shares and U.S.$95.1 million of which was an advance payment against the final forward purchase price. As of December 13, 2002, the adjusted forward settlement price of the new forward contracts was U.S.$448.4 million. In December 2002, as a result of the net settlement and renegotiation of the forward contracts, we recognized, in accordance with Mexican GAAP, a decrease of approximately U.S.$98.3 million (Ps1,020.3 million) in our stockholders' equity, arising from changes in the valuation of the underlying shares.

         Absent a default under the forward contracts, the banks are required to deliver to us on December 12, 2003 a number of ADSs and CEMEX Espana shares equal to the number of ADSs and CEMEX Espana shares subject to the forward contracts against payment of the forward purchase price. The forward purchase price payable at any time under the forward contracts is the present value of the adjusted forward settlement price. The adjusted forward settlement price is the future value of the notional amount minus the future value of all prepayments under the forward contracts. The forward contracts provide for early delivery of ADSs and CEMEX Espana shares to us in specified circumstances. We are required to make periodic payments during the life of the forward contracts and upon the occurrence of specified events. During the life of the forward contracts, we are required to make additional periodic prepayments if the current market value of the ADSs and CEMEX Espana shares subject to the contracts is less than 120% of the mark-to-market of the discounted remaining forward purchase price.

         For accounting purposes under Mexican GAAP, whether we settle the forward transactions for cash or physically by repurchasing the ADSs, the portion of the forward contracts relating to our ADSs are considered to be equity transactions. Therefore, changes in the fair value of the ADSs have not been and will not be recorded until settlement and the cost of the forward contracts relating to our ADSs will be recorded as a decrease in stockholders' equity. With respect to the portion of the forward contracts relating to CEMEX Espana shares, the sale of the CEMEX Espana shares to the banks was not considered to be a sale under Mexican GAAP, since we continue to retain the economic and voting rights associated with these shares and are obligated to repurchase them upon termination of the forward contracts, and in view of the fact that our obligations to the banks relating to those shares have been offset on our balance sheet against the portion of the forward purchase price that we prepaid to the banks. As a result, absent a default under the forward contracts, the transaction does not and will not have any effect on minority interests, in either our income statements or our balance sheets.

         Although our obligations under the forward contracts are not treated as debt on our balance sheet under Mexican GAAP, our obligations under the forward contracts are included as debt in the calculation of our debt to total capitalization ratio covenants contained in our principal financing agreements. The other forward contracts discussed below are not included as debt in the calculation of our debt to total capitalization ratio covenants contained in our principal financing agreements.

         As of December 31, 2001 and 2002, we were also subject to equity forward contracts with different maturities until October 2006, for a notional amount of U.S.$408.3 million and U.S.$338.7 million, respectively, covering a total of 15,986,689 ADSs in 2001 and 12,379,377 ADSs in 2002, negotiated to hedge the future exercise of options granted under our executive stock option programs. See note 15 to our consolidated financial statements included elsewhere in this annual report. Starting in 2001, we recorded the changes in the estimated fair value of these contracts in the balance sheet as an asset or liability against the income statement, in addition to the costs originated by our option programs, which these forwards are hedging. As of December 31, 2001 and 2002, the estimated fair value of these contracts was a gain of approximately U.S.$3.3 million (Ps33.1 million) and a loss of approximately U.S.$32.8 million (Ps340.5 million), respectively.

         Additionally, as of December 31, 2001 and 2002, we were subject to equity forward contracts with different maturities until May 2003, for a notional amount of U.S.$101.8 million and U.S.$97.4 million, respectively, covering a total of 4,699,061 ADSs in 2001 and 3,626,243 ADSs in 2002, negotiated to hedge the future exercise of options granted under our voluntary employee stock option programs. See note 15 to our consolidated financial statements included elsewhere in this annual report. Starting in 2001, we have recognized the changes in the estimated fair value of these contracts in the balance sheet as an asset or liability against the income statement, in addition to the costs originated by the options. As of December 31, 2001 and 2002, the estimated fair value was a gain of approximately U.S.$25.4 million (Ps254.2 million) and a loss of approximately U.S.$14.2 million (Ps147.4 million), respectively.

         As of December 31, 2002, in relation to the acquisition of 1,483,365 shares of CAH common stock, we had forward contracts for a notional amount of U.S.$95 million, covering 21,510,500 CPOs, maturing in August and September 2003 hedging the acquisition of CAH shares to be acquired in exchange for CEMEX CPOs, with the exchanges of CAH shares and CEMEX XPOs scheduled to take place in four equal quarterly tranches commencing on March 31, 2003 with respect to 84,763 of the CAH shares and in four equal quarterly tranches commencing on March 31, 2004 with respect to 1,398,602 of the CAH shares. The effects to be generated upon settlement of the forward contracts will be recognized as an adjustment to the acquisition cost of the CAH shares. As of December 31, 2002, the estimated fair value of these contracts, which is not periodically recorded, had an approximate loss of U.S.$2.1 million (Ps21.8 million). See note 8A to our consolidated financial statements included elsewhere in this annual report.

         Finally, as of December 31, 2001 and 2002, we had forward contracts with different maturities until February 2006, for an approximate notional amount of U.S.$394.8 million and U.S.$452.7 million, respectively, covering a total of 13,069,855 ADSs in 2001 and 15,316,818 ADSs in 2002. Based on our intention to settle these contracts physically at maturity, the estimated fair value of these contracts is not periodically recognized. The effects originated by these contracts will be recognized at maturity as an adjustment to our stockholders' equity. As of December 31, 2001 and 2002, the estimated fair value of these contracts represented losses of approximately U.S.$46.5 million and U.S.$110.6 million, respectively.

Our Receivables Financing Arrangements

         We have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were negotiated by CEMEX Mexico and CEMEX Concretos, S.A. de C.V. during 2002, by CEMEX, Inc. in the United States during 2001 and by CEMEX Espana in 2000. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See note 4 to our consolidated financial statements included elsewhere in this annual report. The balances of receivables sold pursuant these securitization programs as of December 31, 2001 and 2002 were Ps2,993.0 million (U.S.$299.0 million) and Ps5,045.9 million (U.S.$486.1 million), respectively. The accounts receivable qualifying for sale do not include amounts over certain days past due or concentrations over certain limit to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps83.1 million (U.S.$8.3 million) in 2001 and Ps108.5 million (U.S.$10.5 million) in 2002. The proceeds obtained through these programs have been used primarily to reduce net debt.


Summary of our Material Contractual Obligations and Commercial Commitments

         As of December 31, 2002, our subsidiaries have future commitments for the purchase of raw materials for an approximate amount of U.S.$86.4 million.

         In March 1998, we entered into a 20-year contract with Pemex providing that Pemex will supply us with 900 thousand tons of petcoke per year, commencing in 2002. We expect the Pemex petcoke contract to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout its 20-year term.

         In 1999, we, through a subsidiary, reached an agreement with ABB Alstom Power and Sithe Energies, Inc., requiring that Alstom and Sithe finance, build and operate Termoelectrica del Golfo, a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and supply electricity to us for a period of 20 years. In return, we will supply Alstom with 650 thousand tons of petcoke per year over the same period and will buy all the electricity produced by the plant. Our supply of petcoke will be derived from our contract with Pemex. We expect this project to reduce the volatility of our energy costs and to provide approximately 100% of the electricity needs of 11 of our cement plants in Mexico. We estimate the plant will begin operations by the first half of 2003.

         For purposes of presenting the approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2002:


                                                                                Payments Due by Period
                                                                --------------------------------------------------------
                                                                            (In millions of U.S. Dollars)
                                                                             Within        2-3        4-5         After
         Contractual Financing Obligations (1)                   Total       1 Year       Years      Years       5 Years
-------------------------------------------------------        --------     --------   -------     --------   ----------
Bank Loans and Notes Payable...........................          4,995        642       2,466         838         1,049

Capital Lease Obligations..............................             30          9           5           6            10

Total Debt (2).........................................          5,025        651       2,471         844         1,059

Operating Leases (3)...................................            369         60         106          78           125

Preferred Equity (4)...................................            716          -          716           -            -

Other Equity Transactions (5)..........................             91         26          32          33             -
                                                                --------     --------   -------     --------   ----------

              Equity forward contracts
-------------------------------------------------------
Unconditional Purchase Obligations (6).................          1,445      1,182          26         237             -

(1) The data set forth in this table are expressed in nominal terms and do not include financing expenses, preferred dividends on Preferred Equity and Putable Capital Securities or the cost of retaining the option to reacquire our subsidiaries' cement assets included under "Other equity transactions."

(2) Total long-term debt including maturities is presented in note 12 to our consolidated financial statements included elsewhere in this annual report. In addition, As of December 31, 2002, we had lines of credit totaling approximately U.S.$2.9 billion, of which the available portion amounts to approximately U.S.$1.2 billion.

(3) Operating leases have not been calculated on the basis of net present value instead they are presented in the basis of nominal future cash flows. See note 21D to our consolidated financial statements included elsewhere in this annual report.

(4) Refers to the preferred equity transaction issued in connection with the financing required for the Southdown (now named CEMEX, Inc.) acquisition and the putable capital securities issued by our subsidiary in Spain. See note 14E to our consolidated financial statements included elsewhere in this annual report.

(5) Refers to the transaction pursuant to which in 1995 we contributed assets of our subsidiary to a trust in exchange of U.S.$123.5 million. See note 14F to our consolidated financial statements included elsewhere in this annual report.

(6) The scenario under which the amounts presented under this line item are determined assumes that, upon settlement of our equity forward contracts, we will repurchase all the underlying CPOs. Even when this scenario is possible, we consider that it is not probable considering that in order for such a repurchase to take place, all the underlying transactions to which the equity forward contracts are related, such as the warrants and our employee stock option programs, would expire unexercised (out of the money). Also, the scenario does not take into account that we may elect to make a net cash settlement at maturity of the equity forward contracts and permit our counterparties to sell the underlying CPOs into the market, in which case, the expected cash flow would be materially different. As of December 31, 2002, the aggregate estimated fair value of these contracts was a loss of approximately U.S.$91 million.

         Of the total amount of U.S.$1,182 million due in the short-term, approximately U.S.$461 million is related to the equity forwards that hedge the warrant transaction, approximately U.S.$95.5 million is related to the contracts that hedge our forward exchange transaction of CAH shares, and approximately U.S.$216 million is related to the contracts that hedge our employee stock option programs. We expect that these contracts will be refinanced from time to time relative to the underlying hedged items.

         In addition, we have provided third party standby letters of credit for the benefit of our counterparties in the equity forward contracts and other financial transactions in the amount of U.S.$175 million at December 31, 2002, in order to reduce their overall exposure.

         For accounting purposes these letters of credit represent contingent obligations. See note 21A to our consolidated financial statements included elsewhere in this annual report.


Stock Repurchase Program

         In September 2000, our board of directors approved a stock repurchase program in an amount of up to U.S.$500 million which was implemented between October 2000 and December 2001. During 2001 and 2000, under this program, a total of 4,978,000 CPOs and 3,086,000 CPOs, respectively, were acquired and cancelled, resulting in a capital stock reduction of Ps0.2 million in 2001 and Ps0.1 million in 2000, and in the repurchase reserve of Ps222.1 million in 2001 and Ps130.9 million in 2000.

         In connection with our 2001 annual stockholders' meeting held on April 25, 2002, our stockholders approved, among other resolutions, a stock repurchase program in an amount of up to Ps5 billion (approximately U.S.$482 million) to be implemented between April 2002 and December 2003. See note 14A to our consolidated financial statements included elsewhere in this annual report. We intend to permanently cancel all CPOs repurchased under this program. During 2002, we purchased 7.6 million CPOs for a total of Ps355.0 million.

         In connection with our 2002 annual stockholders' meeting scheduled on April 24, 2003, our shareholders will be asked to approve a stock repurchase program in an amount and on terms similar to previous years.


Recent Developments

         In April 2003, we amended the terms of the July 12, 2002 agreements pursuant to which we had agreed to exchange 28,195,213 CEMEX CPOs for 1,483,365 shares of CAH common stock. The terms of the exchange have been modified with respect to 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches commencing on March 31, 2003, we have now agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004. Notwithstanding the amendments, for accounting purposes, the CAH shares to be received by us pursuant to the exchanges are considered to be owned by us effective as of July 12, 2002. Pending the successful consummation of this transaction, we will have increased our stake in CAH to 92.25%.

         On March 6, 2003, we issued an additional tranche under a Mexican domestic medium term promissory notes program established in August 2002. The tranche consists of Ps1,200 million in nominal pesos with a maturity of three years and a rate per annum equal to the TIIE (the Interbank Offering Rate in Mexico) plus 80 basis points. We used the proceeds of the transaction to repay debt.

         On March 26, 2003 we prepaid U.S.$225 million under the U.S.$550 million credit agreement agreement relating to the Southdown (now named CEMEX, Inc.) acquisition. Funds for the pre-payment were obtained from various existing lines of credit.

         In March 2003, U.S.$800 million of the U.S.$1,000 million notional amount of interest rate swap options (swaptions) held by us as of December 31, 2002 matured, and we entered into interest rate swaps for a notional amount of U.S.$800 million in connection with the counterparties' election under the swaptions to receive from us fixed interest rates and pay to us floating interest rates for a five-year period. See note 11 to our consolidated financial statements included elsewhere in this annual report. The remaining swaptions for a notional amount of U.S.$200 million mature in October 2004.


Qualitative and Quantitative Market Disclosure


Our Derivative Financial Instruments

         In compliance with the procedures and controls established by our departments or units associated with our financial risk management team, we have entered into various derivative financial instrument transactions in order to manage our exposure to market risks resulting from changes in interest rates, foreign exchange rates and the price of our common stock. We actively evaluate the creditworthiness of the financial institutions and corporations that are counterparties to our derivative financial instruments, and we believe that they have the financial capacity to meet their obligations in relation to these instruments.

         The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and are supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.



                                                            (U.S.$ millions)
                                    ----------------------------------------------------------------
                                     At December 31, 2001    At December 31, 2002
                                    ----------------------   ----------------------
                                     Notional    Estimated    Notional   Estimated
     Derivative Instruments           amount    fair value     amount    fair value    Maturity Date
-------------------------------      ---------  -----------  ---------   ----------   --------------

Equity forward contracts.......       1,395.9        81.0      1,445.1      (90.6)    Apr 2003 - Oct 2006
Foreign exchange forward
contracts......................         424.0         4.4      1,325.7     (201.4)    Jan 2003 - Nov 2007
Interest rates swaps...........       2,583.0         4.6      1,106.0      (72.5)    Dec 2005 - Aug 2007
Cross currency swaps...........       1,205.8       251.8      1,847.9       234.6    Jan 2003 - Dec 2008
Interest rate swap options.....       1,506.0      (30.1)      1,000.0     (140.9)    Mar 2003 - Oct 2004
Other interest rate derivatives         800.0      (68.8)      1,361.0     (157.7)    Jan 2003 - Mar 2008
Fuel and energy derivatives....         177.0       (4.6)        177.0       (0.5)       May 2017
Third party equity forward
contracts......................            --          --          7.1       (0.1)       Jun 2003




Our Equity Derivative Forward Contracts

         Our equity derivative forward contracts, including the Appreciation Warrant-related forward contracts in the table above, are accounted for as equity instruments, and gains and losses are recognized as an adjustment to stockholders' equity upon settlement, with the exception of a portion of our equity forward contracts as of December 31, 2001 and 2002 with a notional amount of U.S.$510.1 million and U.S.$436.1 million, respectively, which, beginning in 2001, have been designed as hedges of a portion of our executive stock option plans, and for which changes in their estimated fair value have been recognized through the income statement, in addition to the costs generated by the stock option programs. The estimated fair value of these forwards represented a gain of approximately U.S.$28.7 million and a loss of U.S.$47.0 million, as of December 31, 2001 and 2002, respectively. See "-- Liquidity and Capital Resources -- Our Equity Derivative Forward Arrangements" and notes 15 and 16 to our consolidated financial statements included elsewhere in this annual report.

Our Foreign Exchange Forward Contracts

         The foreign exchange forward contracts are accounted for at their estimated market value as hedge instruments for our net investments in foreign subsidiaries. Gains or losses are recognized as an adjustment to stockholders' equity within the related foreign currency translation adjustment. In addition, during 2002, we negotiated foreign exchange options for a notional amount of U.S.$59.7 million maturing in November 2004 and recorded an estimated fair value loss as of December 31, 2002 of approximately U.S.$44.4 million (Ps460.9 million) in the income statement. See note 16 to our consolidated financial statements included elsewhere in this annual report.

Our Interest Rate Swaps

         As of December 31, 2001 and 2002, we were parties to interest rate swaps for a notional amount of U.S.$2,583 million and U.S.$ 1,106 million, respectively, entered into in order to reduce the financial cost of debt negotiated at fixed rates and, in some cases, hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. These interest rate swaps are accounted for as hedge instruments for the financing cost of the underlying short-term and long-term debt transactions, and periodic payments under the contracts are recognized in the income statements as an adjustment to the effective interest rate of the related debt. For the year ended December 31, 2002, changes in the estimated fair value of the interest rate swaps that hedge the contractual cash flows (interest payments) of the underlying short-term and long-term debt, amounting to a loss of approximately U.S.$72.5 million, was recorded in the balance sheet as liabilities against stockholders' equity. This amount will be reversed through the income statement as the financial expense of the related financing debt is accrued. For the year ended December 31, 2001, the estimated fair value of the swaps outstanding as of such date, was neither recorded in the balance sheet nor in the income statement. See notes 11 and 12A to our consolidated financial statements included elsewhere in this annual report.

         During 2002, in agreement with our financial counterparty, we settled all the interest rate swap contracts we held as of December 31, 2001. At settlement, the fair value of such instruments was received, representing income of approximately U.S.$14.5 million (Ps150.5 million), which was recorded in our 2002 comprehensive financing result.

Our Cross Currency Swaps

         As of December 31, 2001, related to our long-term financial debt portfolio, we held cross currency swap contracts for a notional amount of U.S$1,105.8 million. As of December 31, 2002, we held cross currency swap contracts related to our short-term and long-term financial debt portfolio for a notional amount of U.S$1,743.4 million. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross currency swap contracts match the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we will exchange with the counterparty notional amounts provided by the contracts so that we will receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we will pay the notional amount in the exchanged currency. As a result, we have effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross currency swap contracts. See notes 11 and 12B to our consolidated financial statements included elsewhere in this annual report.

         The periodic cash flows on the cross currency swap instruments arising from the exchange of interest rates are recorded in the comprehensive financing result as part of the effective interest rate of the related debt. We recognize the estimated fair value of the cross currency swap contracts as assets or liabilities in the balance sheet, with changes in the estimated fair value being recognized through the income statement. All financial assets and liabilities with the same maturity, for which our intention is to simultaneously realize or settle, have been offset for presentation purposes, in order to reflect the cash flows that we expect to receive or pay upon settlement of the financial instruments.

         In respect of the estimated fair value recognition of the cross currency swap contracts, as of December 31, 2001, we recorded a net asset of U.S.$242.9 million (Ps2,431.4 million) against the Comprehensive Financing Result, of which a gain of approximately U.S.$175.9 million (Ps1,760.7 million) directly related to variations in exchange rates between the inception of the cross currency swaps and the balance sheet date was offset for presentation purposes as part of the underlying debt carrying amount and a gain of approximately U.S.$14.8 million (Ps148.1 million) related to periodic cash flow exchanges (interest payments) was recognized as an adjustment of the related financing interest payable. The remaining net asset of U.S.$52.2 million (Ps522.5 million) was recognized in the consolidated balance sheet within other long-term receivables. See note 12B to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2002, we recognized a net asset of U.S.$241.4 million (Ps2,505.7 million) related to the estimated fair value of the short-term and long-term cross currency swap contracts, of which,

         o U.S.$194.2 million (Ps2,015.8 million) relates to a prepayment made to a Yen obligation under a cross currency swap, thereby decreasing the carrying amount of the related debt, and

         o U.S.$47.2 million (Ps489.9 million) represents the contracts' estimated fair value before prepayment effects and includes:

                  o a loss of approximately U.S.$20.0 million (Ps207.6 million), which is directly related to variations in exchange rates between the inception of the contracts and the balance sheet date, and which was offset for presentation purposes as part of the related debt carrying amount,

                  o a gain of approximately U.S.$25.9 million (Ps268.8 million), identified with the periodic cash flows for the interest rates swap, and which was recognized as an adjustment of the related financing interest payable, and

                  o a remaining net asset of U.S.$41.3 million (Ps428.7 million), which was recognized within other short- and long-term receivables in the amount of U.S.$11.0 million (Ps114.2 million) and U.S.$30.3 million (Ps314.5 million), respectively. See notes 11 and 12B to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2001 and 2002, the effect on our balance sheet arising from the accounting assets and liabilities offset, was that the book value of the financial liabilities directly related to the cross currency swap contracts is presented as if such financial liabilities had been effectively negotiated in the exchange currency instead of in the originally contracted currency. For the years ended December 31, 2002 and 2001, the changes in the estimated fair value of our cross currency swap contracts, excluding prepayment effects in 2002, resulted in a loss of approximately U.S.$192.2 million (Ps1,995.0 million) and a gain of approximately U.S.$191.6 million (Ps1,917.9 million), respectively, which were recognized within the Comprehensive Financing Result.

         Additionally, as of December 31, 2001 and 2002, we held other currency instruments with notional amounts of U.S.$100 million and U.S.$104.5 million, respectively, maturing in July and August 2003, related to financial debt expected to be negotiated in the near future. These contracts had an estimated fair value gain of U.S.$8.9 million (Ps89.1 million) in 2001 and a loss of U.S.$6.8 million (Ps70.6 million) in 2002, recognized within the Comprehensive Financing Result.

Our Interest Rate Swap Options

         As of December 31, 2001 and 2002, we held call option contracts negotiated with financial institutions to exchange floating for fixed interest rates (swaptions) for a notional amount of U.S.$1,506 million and U.S.$1,000 million, respectively. For the sale of these options, we received premiums of approximately U.S.$12.2 million (Ps126.6 million) in 2001 and U.S.$57.6 million (Ps597.9 million) in 2002. In March 2003, U.S.$800 million of the U.S.$1,000 million notional amount of the swaptions held by us as of December 31, 2002 matured, and we entered into interest rate swaps for a notional amount of U.S.$800 million in connection with the counterparties' election under the swaptions to receive from us fixed interest rates and pay to us floating interest rates for a five-year period. The remaining swaptions for a notional amount of U.S.$200 million mature in October 2004, and grant the counterparties the option to elect, at maturity of the options and at current market rates, to receive from CEMEX fixed rates and pay to CEMEX variable rates for a five-year period or request net settlement in cash. For recent developments relating to the swaptions, please see Item 5 -- "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Recent Developments." As of December 31, 2001 and 2002, premiums received, as well as the changes in the estimated fair value of these contracts, which represented losses of approximately U.S.$30.1 million (Ps312.4 million) and U.S.$110.9 million (Ps1,151.1 million), respectively, were recognized in the comprehensive financing result. During 2001 and 2002, the call options that expired resulted in losses of approximately U.S.$3.4 million (Ps35.3) and U.S.$92.3 million (Ps958.1), respectively, which were recognized in the comprehensive financing result. See note 11 to our consolidated financial statements included elsewhere in this annual report.

Our Other Interest Rate Derivatives

         As of December 31, 2001 and 2002, we held forward rate agreement contracts for a notional amount of U.S.$800 million and U.S.$650 million, respectively, entered into to fix the interest rate of debt that had not yet been obtained as of the balance sheet date, but was expected to be negotiated in the near future. As of December 31, 2001 and December 31, 2002, we also held floor and cap option contracts for a notional amount of U.S.$711 million linked to an interest rate swap for the same notional amount. The forward rate agreement contracts have different maturities ranging up to June 2003, and the floor and cap option contracts mature in March 2008. The interest rate swap linked to the floor and cap option contracts was settled during 2002. The changes in the estimated fair value of the forward rate agreement contracts and the floor and cap option contracts represented losses of approximately U.S.$68.8 million (Ps688.7 million) in 2001 and U.S.$88.9 million (Ps922.8 million) in 2002, and were recognized in the balance sheet against the comprehensive financing result, except for a loss in 2002 of approximately U.S.$42.4 million (Ps440.1 million) related solely to the forward rate agreement contracts, which was recognized in stockholders' equity given that it corresponded to the change in valuation after the forward rate agreement contracts were designated as an accounting hedge of forecasted cash flows (interest payments) related to new debt issuances. The U.S.$42.4 million (Ps440.1 million), which was recognized in stockholders' equity in 2002, will be recognized in the income statement as the effects of the related forecasted debt have an impact on the financial expense through accrued interest or immediately when there is evidence that the new debt will not be contracted. See note 12A to our consolidated financial statements included elsewhere in this annual report.

Our Fuel and Energy Derivatives

         As of December 31, 2001, we had fuel oil forward contracts for a notional amount of U.S.$9.5 million (Ps95.0 million), with an estimated fair value of U.S.$26 thousand (Ps0.3 million). During 2002, we settled these forward contracts with no material impact to our financial results.

         As of December 31, 2001 and 2002, we had an interest rate swap maturing in May 2017, for a notional amount of U.S.$177 million in both years, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period starting in 2003 See note 21F to our consolidated financial statements included elsewhere in this annual report. During the life of the derivative contract and over its notional amount, we will pay LIBOR rates and received a 7.33% fixed rate until February 2003 and will receive a 7.53% fixed rate from March 2003 to May 2017. In addition, during 2001 we sold a floor option for a notional amount of U.S.$177 million, related to the interest rate swap contract, pursuant to which, starting in 2003 and until 2017, we will pay the difference between the 7.53% fixed rate and the LIBOR rates. Through the sale of this option, we received a premium of approximately U.S.$22 million (Ps220.2 million) in 2001. As of December 31, 2001 and 2002, the premium received and the combined estimated fair value of the swap and floor contracts, amounting to approximate losses of U.S.$4.6 million and U.S.$0.5 million, respectively, were recorded in the comprehensive financing result for each period. As of December 31, 2001 and 2002, the notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are proportionally inverse to the changes in the other one. See note 16D to our consolidated financial statements included elsewhere in this annual report.

Our Third Party Equity Forwards

         As of December 31, 2002, we had a third party equity forward contract for a notional amount of U.S.$7.1 million, and the estimated fair value of this contract was an approximate loss of U.S.$0.1 million (Ps1.1 million).


Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk

         The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2002. It includes the effects generated by the interest rate swaps and the cross currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in Mexican Pesos and U.S. Dollars. See notes 11 and 12 to our consolidated financial statements included elsewhere in this annual report. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2002. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates currently available to us as of December 31, 2002 and is summarized as follows:



                                             Expected maturity dates as of December 31, 2002
                                  --------------------------------------------------------------------
                                                                                       After                 Fair
             Debt                  2003       2004      2005       2006      2007      2007      Total       Value
-----------------------------     -------   -------   -------    -------   --------   -------   -------     -------
                                  (Millions of U.S. Dollars equivalents of debt denominated in foreign currencies)



Variable rate................       637      1,412       131       130        189       305       2,804      2,804
Average interest rate........      3.1%       4.1%      4.9%       5.5%      5.9%       6.5%       --         --
Fixed rate...................       14        442        486       474        51        754       2,221      2,333
Average interest rate........      6.1%       6.4%      6.9%       7.3%      7.2%       6.1%       --         --


         As of December 31, 2002, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2002, 56% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 126 basis points, after giving effect to our interest rate swaps and cross currency swaps.

         As previously mentioned, as of December 31, 2002, we had entered into interest rate swaps as part of a strategy intended to reduce our overall financing cost. See "-- Our Derivative Financial Instruments." At that date the estimated fair value of our interest rate swaps accounted for to hedge a portion of our financial debt was a loss of approximately U.S.$72.6 million. The potential change in the fair value as of December 31, 2002 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$22.8 million (Ps236.7 million).

         In addition, as mentioned above, we have entered into interest rate swap options. See "-- Our Derivative Financial Instruments." As of December 31, 2002, the estimated fair value of these instruments was a loss of approximately U.S.$140.9 million. The potential change in the fair value as of December 31, 2002 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$24.0 million (Ps249.1 million).

         Finally, as mentioned above, we have entered into forward rate agreement contracts. See "-- Our Derivative Financial Instruments." As of December 31, 2002, the estimated fair value of these instruments was a loss of approximately U.S.$157.7 million. The potential change in the fair value as of December 31, 2002 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$28.5 million (Ps295.8 million).

Foreign Currency Risk

         Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2002, approximately 34% of our sales, before eliminations resulting from consolidation, were generated in Mexico, 24% in the United States, 14% in Spain, 4% in Venezuela, 7% in Central America and the Caribbean, 3% in Colombia, 2% in the Philippines, 2% in Egypt and 10% from other regions and our cement and clinker trading activities. As of December 31, 2002, our debt, considering the effects in the original currencies generated by our cross currency swaps, amounted to Ps59.9 billion, of which approximately 68.7% was Dollar-denominated, 14.5% was Yen-denominated and 12.0% was Euro-denominated; therefore, we have a foreign currency exposure arising from the Dollar-denominated debt, the Yen-denominated debt and the Euro-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See "-- Liquidity and Capital Resources -- Our Indebtedness," Item 10 -- "Additional Information -- Material Contracts" and "Risk Factors -- We have to pay our Dollar and Yen denominated debt with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar and Yen denominated debt, which could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate." Although we also have a small portion of our debt in other currencies, we have generated enough cash flow in those currencies to service that debt. Therefore, we believe there is no material foreign currency risk exposure with respect to that debt.

         As previously mentioned, we have entered into cross currency swap contracts, designed to change the original profile of interest rates and currencies over a portion of our financial debt. See "-- Our Derivative Financial Instruments." As of December 31, 2002, the estimated fair value of these instruments was a gain of approximately U.S.$ 241.4 million (Ps2,505.7 million), of which U.S.$194.2 million (Ps2,015.8 million) relates to a prepayment made to a Yen obligation under a swap contract, thereby decreasing the carrying amount of the related debt. The potential change in the fair value of these contracts as of December 31, 2002 that would result from a hypothetical, instantaneous appreciation of 10% in the exchange rate of the Yen against the Dollar, combined with a depreciation of 10% of the Mexican Peso against the Dollar, would be a loss of approximately U.S.$198.0 million (Ps2,055.2 million).

         Additionally, as previously mentioned, we have entered into foreign exchange forward contracts designed to hedge our net investment in foreign subsidiaries, as well as other currency derivative instruments. See "-- Our Derivative Financial Instruments." The combined estimated fair value of our foreign exchange forwards and our other currency derivatives as of December 31, 2002 was a loss of approximately U.S.$201.4 million. The potential change in the fair value as of December 31, 2002 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso against the Dollar would be a loss of approximately U.S.$139.3 million (Ps1,445.9 million), which would be offset by a corresponding foreign translation gain as a result of our net investment in foreign subsidiaries.

Equity Risk

         We have entered into equity forward contracts on our own stock. Upon liquidation and at our option, the equity forward contracts provide for physical settlement or net cash settlement of the estimated fair value, and the effects are recognized in the income statement or as part of the stockholders' equity, depending upon their designation and the underlying instrument or program being hedged. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares underlying the contracts. Such sales may have an adverse effect on our stock market price and our subsidiaries' stock market price. It may also reduce the amount of dividends and other distributions that we would receive from our subsidiaries and/or may create a public minority interest that may adversely affect our ability to realize operating efficiencies as a combined group.

         As previously discussed, we have entered into equity forward contracts on our own stock, pursuing different goals such as hedging our old and new Appreciation Warrants program and our several stock option plans. See "-- Liquidity and Capital Resources." As of December 31, 2002, the estimated fair market value of our equity forward contracts was a loss of approximately U.S.$90.6 million. The potential change in the fair value as of December 31, 2002 that would result from a hypothetical, instantaneous decrease of 10% in the market value of our stock would be a loss of approximately U.S.$128.3 million (Ps1,331.8 million).


Investments, Acquisitions and Divestitures

         The transactions described below represent our principal investments, acquisitions and divestitures completed during 2000, 2001, and 2002.


Investments and Acquisitions

         In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc., or PRCC. The aggregate value of the transaction was approximately U.S.$180.2 million, not including the amount of net debt assumed of approximately U.S.$100.8 million.

         On July 12, 2002, we purchased 25,429 shares of common stock (approximately 0.25% of the outstanding share capital) of CAH, from a CAH investor for a purchase price of approximately U.S.$2.3 million, increasing our equity interest in CAH to 77.67%. CAH is a subsidiary originally created to co-invest with institutional investors in Asian cement operations. At the same time, we entered into agreements to purchase an additional 1,483,365 shares of CAH common stock (approximately 14.58% of the outstanding share capital) from several other CAH investors in exchange for 28,195,213 CEMEX CPOs (subject to anti-dilution adjustments). The exchange of 84,763 of the CAH shares for CEMEX CPOs is scheduled to take place in four equal quarterly tranches commencing on March 31, 2003, and the exchange of the remaining 1,398,602 of the CAH shares for CEMEX CPOs is scheduled to take place in four equal quarterly tranches commencing on March 31, 2004. For accounting purposes, the CAH shares to be received by us in exchange for CEMEX CPOs are considered to be owned by us effective as of July 12, 2002. As a result of this transaction and pending its successful consummation, we will have increased our stake in CAH to 92.25%. For recent developments regarding the exchange of CAH shares for CEMEX CPOs, please see Item 5 --
"Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Recent Developments" and note 8A to our consolidated financial statements included elsewhere in this annual report.

         On July 31, 2002, we purchased, through a wholly-owned subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in Solid, for approximately U.S.$95 million. At December 31, 2002, as a consequence of this transaction and the increase of our stake in CAH, as described above, our proportionate economic interest in Solid was approximately 94.58%.

         In May 2001, we acquired through CAH a 100% economic interest in Saraburi Cement Company, now known as CEMEX (Thailand) Co. Ltd. or CEMEX (Thailand), a cement company based in Thailand with an installed capacity of approximately 700 thousand metric tons, for a total consideration of approximately U.S.$73 million. As a result of the increase of our stake in CAH, as described above, at December 31, 2002, our proportionate economic interest in CEMEX (Thailand) through CAH was approximately 92.3%.

         In November 2000, we acquired 100% of the outstanding shares of common stock of Southdown, now CEMEX, Inc., in the United States.

         In October 2000, CAH acquired our interest in Gresik. As a result of this transaction and the increase of our stake in CAH as described above, at December 31, 2002, our proportionate economic interest in Gresik was 23.5%.

         In May 2000, we committed to invest U.S.$34 million to begin the construction of a new grinding mill near Dhaka, Bangladesh. The mill is being constructed with a production capacity of approximately 500 thousand metric tons per year. The facility began operations in April 2001. We are supplying this mill with clinker from Gresik in Indonesia and from other countries in the region.

         In 2000, we increased our interest in Assiut from 77% to 92.9%. In March 2001, we further increased our interest in Assiut to 95.8%.

         In addition to the above-mentioned acquisitions, our net investment in property, machinery and equipment, as reflected in our consolidated statements of changes in financial position included elsewhere in this annual report, excluding acquisitions of equity interests in subsidiaries and affiliates, was approximately Ps4,141 million (U.S.$399 million) in 2000, Ps5,113 million (U.S.$493 million) in 2001 and Ps4,401 million (U.S.$424 million) in 2002. This net investment in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment, to the maintenance of plants and equipment, including environmental controls and technology updates.

Divestitures

         During 2001 CEMEX, Inc., our subsidiary in the United States, sold its Eastern aggregates business, composed of several quarries in Kentucky and one in Missouri, and other related assets for approximately U.S.$42 million. During 2002, CEMEX, Inc. sold its specialty mineral products business, composed of one quarry in each of Virginia, New Jersey and Massachusetts and two quarries in Pennsylvania, and other related assets for approximately U.S.$49 million.

         In June 2000, we sold to Marriott International for U.S.$113 million, properties in the tourism industry, including our 100% equity interest in the Marriott Casa Magna hotels in Cancun and Puerto Vallarta. As of December 31, 2000, our consolidated income statements include the hotels' operating results for the five-month period ended May 31, 2000.

         See note 8A to our consolidated financial statements included elsewhere in this annual report for additional information regarding our acquisitions and divestitures that occurred during 2000, 2001 and 2002.

The Euro Conversion

         We have operations in Spain, which adopted the common Euro currency on January 1, 1999. Since January 1, 2002, the Euro is the official currency of all Euro zone countries.

         We have examined the risks of the Euro for our Spanish operations' business and markets. We do not believe that the Euro conversion has had a material short-term impact on our business, our Spanish operations' exposure to currency risk, or our market position, although we believe that the Euro will contribute to the ongoing convergence of prices in Europe over the longer term. In 2002, our Spanish sales amounted to 14% of our net sales. As of December 31, 2002, 12% of our consolidated debt was Euro-denominated.




U.S. GAAP Reconciliation

         Our consolidated financial statements included elsewhere in this annual report and in the documents incorporated in this annual report by reference have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Mexican companies, including CEMEX, are required, pursuant to Mexican GAAP (Bulletin B-10 and Bulletin B-15), to present their financial statements in constant Pesos representing the same purchasing power for each period presented. The reconciliation to U.S. GAAP includes reconciling items for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos as of December 31, 1999, of prior years and to reflect the effects of applying the Fifth Amendment to Bulletin B-10. These reconciling items have been included because these provisions of inflation accounting under Mexican GAAP do not meet the consistent reporting currency requirements of the SEC. Our reconciliation to U.S. GAAP does not include the reversal of other Mexican GAAP inflation accounting adjustments, as these represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican GAAP and U.S. GAAP.

         Majority net income under U.S. GAAP for the years ended December 31, 2000, 2001, and 2002 amounted to Ps9,169.4 million, Ps10,632.4 million and Ps5,647.6 million, respectively, compared to majority net income under Mexican GAAP for the years ended December 31, 2000, 2001 and 2002 of Ps10,389.1 million, Ps11,789.8 million and Ps5,400.4 million, respectively. See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and the effects that newly issued accounting pronouncements have had in our financial position.


Newly issued accounting pronouncements under U.S. GAAP

         Effective January 1, 2002, for purposes of the reconciliation to U.S. GAAP, CEMEX adopted SFAS 142 "Goodwill and Other Intangible Assets" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of such adoption, beginning January 1, 2002, amortization ceased for goodwill under U.S. GAAP.

         In connection with SFAS 142's transitional goodwill impairment evaluation, the statement requires a company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it into the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the fair value of the reporting unit exceeds its corresponding carrying amount there is no requirement to recognize an impairment loss. No impairment charges were required as a result of the transitional goodwill impairment evaluation performed for the recorded goodwill as of January 1, 2002.

         In compliance with the new accounting rules set forth by SFAS, we assess goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of non-amortizable intangible assets, while undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to a non-amortizable intangible are not expected to continue for the foreseeable future, a useful life would be assigned. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. In addition, during 2002, there were no impairment charges other than the impairment expense disclosed in note 2U to our consolidated financial statements included elsewhere in this annual report for approximately Ps93.1 million (U.S.$9.0 million), which was generated by the reporting unit engaged in our software development projects for both Mexican and U.S. GAAP.

         In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against a corresponding asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We are required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material effect on our financial statements.

         In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on our financial statements.

         In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 is not expected to have a material effect on our financial statements.

         In November 2002, the FASB issued Interpretation 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

         In connection with the disclosure requirements of Interpretaion 45, related to the energy generating plant agreement discussed in note 21F, we may also be obligated to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. Through December 31, 2002, for accounting purposes under Mexican and U.S. GAAP, we have considered this agreement in a manner similar to an operating lease, based on the contingent characteristics of our obligation and given that, absent a default under the agreement, our obligations are limited to the purchase of energy from, and the supply of fuel to, the plant. Currently, in light of interpretations 45 and 46, we are reviewing the accounting treatment. A final assessment is expected no later than June 30, 2003.

         In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends FASB Statement 123 "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements included elsewhere in this annual report.

         In January 2003, the FASB issued Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51". This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. Currently, we are performing a review of our transactions for which the accounting treatment under U.S. GAAP could be affected by this interpretation, in order to determine the effect of this interpretation on our financial statements. Our final assessment is expected no later than June 30, 2003. The interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the interpretation becomes effective.

Item 6 -  Directors, Senior Management and Employees

Senior Management and Directors


Senior Management

         Set forth below is the name and position of each of our executive officers as of December 31, 2002. Where applicable, we have indicated recently announced appointments and retirements that will become effective as of May 1, 2003. The terms of office of the executive officers are indefinite.


Lorenzo H. Zambrano,                             Joined  CEMEX in 1968.  During
     Chief Executive Officer                     his career with CEMEX, Mr.
                                                 Zambrano has been involved in
                                                 all operational aspects of
                                                 our business. He held several
                                                 positions in CEMEX prior to
                                                 his appointment as chief
                                                 executive officer in 1985.
                                                 Mr. Zambrano is a graduate of
                                                 Instituto Tecnologico y de
                                                 Estudios Superiores de
                                                 Monterrey, A.C., or ITESM,
                                                 with a degree in mechanical
                                                 engineering and
                                                 administration and holds an
                                                 M.B.A. from Stanford
                                                 University. Lorenzo H.
                                                 Zambrano is a first cousin of
                                                 Lorenzo Milmo Zambrano and
                                                 Rogelio Zambrano Lozano, both
                                                 members of our board of
                                                 directors, as well as of
                                                 Rodrigo Trevino, our chief
                                                 financial officer. He is also
                                                 the second cousin of Roberto
                                                 Zambrano Villareal and
                                                 Mauricio Zambrano Villareal,
                                                 both members of our board of
                                                 directors.

                                                 Mr. Zambrano has been a
                                                 member of our board of
                                                 directors since 1979 and
                                                 chairman of our board of
                                                 directors since 1995. He is
                                                 also a member of the board of
                                                 directors of Fomento
                                                 Economico Mexicano, S.A. de
                                                 C.V., Empresas ICA, S.A. de
                                                 C.V., Alfa, S.A. de C.V.,
                                                 Grupo Financiero Banamex,
                                                 Cydsa, S.A., Vitro, S.A. and
                                                 Grupo Televisa, S.A. He is
                                                 chairman of the board of
                                                 directors of Consejo de
                                                 Ensenanza e Investigacion
                                                 Superior, A.C., which manages
                                                 ITESM. He is also a member of
                                                 the Stanford Business
                                                 School's advisory group and a
                                                 member of the International
                                                 Advisory Board of Salomon
                                                 Smith Barney, Inc. and of the
                                                 Chairman's Council of Daimler
                                                 Chrysler AG. In addition, he
                                                 is member of the board of
                                                 directors of The Museum of
                                                 Modern Art, Americas Society,
                                                 Inc. and Museo de Arte
                                                 Contemporaneo de Monterrey
                                                 A.C.

Hector Medina,
     Executive Vice President of                 Joined CEMEX in 1988. He has
     Planning and Finance                        held several positions in
                                                 CEMEX , including director of
                                                 strategic planning from 1991
                                                 to 1994, president of CEMEX
                                                 Mexico from 1994 to 1996, and
                                                 has served as executive vice
                                                 president of planning and
                                                 finance since 1996. He is a
                                                 graduate of ITESM with a
                                                 degree in chemical
                                                 engineering and dministration.
                                                 He also received a Masters of
                                                 Science degree in management
                                                 studies from the management
                                                 Center of the University of
                                                 Bradford in England and a
                                                 Masters of Science diploma in
                                                 Operations Research from the
                                                 Escuela de Organizacion
                                                 Industrial in Spain in 1975.
                                                 Among the positions he
                                                 previously held are those of
                                                 Project Director at Grupo
                                                 Protexa, S.A. de C.V.,
                                                 Administrative Director at
                                                 Grupo Xesa, S.A. de C.V.,
                                                 Commercial Director at
                                                 Direcplan, S.A. and
                                                 Industrial Relations
                                                 Sub-Director at Hylsa, S.A.
                                                 de C.V. Mr. Medina is a
                                                 member of the board of
                                                 Cementos Chihuahua, Cia
                                                 Minera Autlan, Mexifrutas,
                                                 S.A. de C.V. and Chocota
                                                 Productos del Mar, S.A. de
                                                 C.V. and member of the
                                                 ("consejo de vigilancia") of
                                                 Ensenanza e Investigacion
                                                 Superior A.C. and ITESM A.C




Armando J. Garcia Segovia,                       Initially joined CEMEX in
     Executive Vice President of                 1975 and rejoined CEMEX in
     Development                                 1985. He has served as
                                                 director of operational and
                                                 strategic planning from 1985
                                                 to 1988, director of
                                                 operations from 1988 to 1991,
                                                 director of corporate
                                                 services and affiliate
                                                 companies from 1991 to 1994,
                                                 director of development from
                                                 1994 to 1996, and executive
                                                 vice president of development
                                                 since 1996. He is a graduate
                                                 of ITESM with a degree in
                                                 mechanical engineering and
                                                 administration and holds an
                                                 M.B.A. from the University of
                                                 Texas. He was employed at
                                                 Conek, S.A. de C.V. from 1981
                                                 to 1985 and Cydsa, S.A. from
                                                 1979 to 1981. He is a brother
                                                 of Jorge Garcia Segovia, an
                                                 alternate member of our board
                                                 of directors, and a first
                                                 cousin of Rodolfo Garcia
                                                 Muriel, a member of our board
                                                 of directors.

                                                 Armando J. Garcia Segovia has
                                                 been a member of our board of
                                                 directors since 1983. He also
                                                 serves as a member of the
                                                 board of directors of
                                                 Materiales Industriales de
                                                 Chihuahua, S.A. de C.V.,
                                                 Calhidra y Mortero de
                                                 Chihuahua, S.A. de C.V.,
                                                 Cementos de Chihuahua, S.A.
                                                 de C.V., Construcentro de
                                                 Chihuahua, S.A. de C.V.,
                                                 Control Administrativo
                                                 Mexicano, S.A. de C.V.,
                                                 Compania Industrial de
                                                 Parras, S.A. de C.V., Fabrica
                                                 La Estrella, S.A. de C.V.,
                                                 Prendas Textiles, S.A. de
                                                 C.V., Telas de Parras, S.A.
                                                 de C.V., Canacem,
                                                 Confederacion Patronal de la
                                                 Republica Mexicana, Centro
                                                 Patronal de Nuevo Leon, and
                                                 Instituto Mexicano del
                                                 Cemento y del Concreto. He is
                                                 chairman of the board of
                                                 Centro de Estudios del Sector
                                                 Privado para el Desarrollo
                                                 Sostenible and member of the
                                                 board of the World
                                                 Environmental Center.

Victor Romo,                                     Joined CEMEX in 1985 and has
     Executive Vice President of Administration, served as director of
     Effective May 1, 2003                       administration of CEMEX
                                                 Espana from 1992 to 1994,
                                                 general director of
                                                 administration and finance of
                                                 CEMEX Espana from 1994 to
                                                 1996, president of CEMEX
                                                 Venezuela from 1996 to 1998,
                                                 and president of the South
                                                 American and Caribbean region
                                                 since 1998. Effective May 1,
                                                 2003, he will serve as
                                                 Executive Vice President of
                                                 Administration. He is a
                                                 graduate in public accounting
                                                 and holds a master's degree
                                                 in administration and finance
                                                 from ITESM. Previously, he
                                                 worked for Grupo Industrial
                                                 Alfa, S.A. de C.V. from 1979
                                                 to 1985.

Mario de la Garza,                               Joined CEMEX in 1965 and has
     Vice President of                           held several positions in
     Administration                              CEMEX, including director of
                                                 accounting from 1985 to 1989,
                                                 director of affiliates from
                                                 1989 to 1994, and director of
                                                 administration from 1994 to
                                                 1996, when he was named vice
                                                 president of administration.
                                                 Effective May 1, 2003, he
                                                 will retire from CEMEX. He is
                                                 a graduate in philosophy and
                                                 C.P.A. from Universidad
                                                 Autonoma de Nuevo Leon and
                                                 attended the ``Programa de
                                                 Alta Direccion de Empresas,
                                                 AD2'' IPADE (Instituto
                                                 Panamericano de Alta
                                                 Direccion de Empresas).

Francisco Garza,                                 Joined CEMEX in 1988 and has
     President of CEMEX                          served as director of trading
     North America Region and                    from 1988 to 1992, president
     Trading                                     of CEMEX Corp. from 1992 to
                                                 1994, president of CEMEX
                                                 Venezuela and Cemento Bayano
                                                 from 1994 to 1996, president
                                                 of CEMEX Mexico and CEMEX
                                                 Corp. from 1996 to 1998, when
                                                 he was appointed president of
                                                 the North American region and
                                                 trading. He is a graduate in
                                                 business administration of



                                                 ITESM and holds an M.B.A.
                                                 from the Johnson School of
                                                 Management at Cornell
                                                 University.

Jose Luis Saenz de Miera,                        Joined CEMEX Espana in 1993
     President of CEMEX                          as general manager of
     Europe,                                     administration and finance,
     Africa and Asia                             and in 1994 he was appointed
                                                 president of CEMEX Espana.
                                                 Mr. Saenz de Miera has served
                                                 as president of the Europe,
                                                 Africa and Asia region since
                                                 October 1998. He studied
                                                 economic sciences in
                                                 Universidad Complutense de
                                                 Madrid and is a certified
                                                 public accountant from
                                                 Instituto de Censores Jurados
                                                 de Cuentas in Spain.
                                                 Previously, he was employed
                                                 from 1973 to 1993 at KPMG
                                                 Peat Marwick, since 1982 as
                                                 partner and between 1988 and
                                                 1993 as deputy senior
                                                 partner.


Fernando Gonzalez,                               Joined CEMEX in 1989 and has
     President of CEMEX South America and        served as vice-president-human
     the Caribbean, Effective May 1, 2003        resources from 1992 to
                                                 1994, vice-president-
                                                 strategic planning from 1994
                                                 to 1998, president of CEMEX
                                                 Venezuela from 1998 to 2000,
                                                 and president of CEMEX Asia
                                                 since then. He is a graduate
                                                 in business administration
                                                 and holds a master's degree
                                                 in administration from ITESM.
                                                 Previously, he worked for
                                                 Grupo Industrial Alfa, S.A.
                                                 de C.V. from 1976 to 1989.

Rodrigo Trevino,                                 Joined CEMEX in 1997 and has
     Chief Financial Officer                     served as chief financial
                                                 officer since then. He holds
                                                 both bachelor and master of
                                                 science degrees in industrial
                                                 engineering from Stanford
                                                 University. Prior to joining
                                                 CEMEX, he served as the
                                                 country corporate officer for
                                                 Citicorp/Citibank Chile from
                                                 1995 to 1996, and prior to
                                                 that, he worked at Citibank,
                                                 N.A. from 1979 to 1994.
                                                 Rodrigo Trevino is a first
                                                 cousin of Lorenzo H.
                                                 Zambrano, our chief executive
                                                 officer and chairman of our
                                                 board of directors.

Ramiro G. Villarreal,                            Joined CEMEX in 1987 and has
     General Counsel                             served as general counsel
                                                 since then, and also has
                                                 served as secretary of our
                                                 board of directors since
                                                 1995. He is a graduate of the
                                                 Universidad Autonoma de Nuevo
                                                 Leon with a degree in law. He
                                                 also received a masters of
                                                 science degree in finance
                                                 from the University of
                                                 Wisconsin. Prior to joining
                                                 CEMEX, he served as assistant
                                                 general director of Grupo
                                                 Financiero Banpais from 1985
                                                 to 1987.

Board of Directors

         Set forth below are the names of the members of the our board of directors. The members of our board of directors serve for one-year terms.

Lorenzo H. Zambrano,                            See "--Senior Management."
     Chairman

Lorenzo Milmo Zambrano                           Has been a member of our
                                                 board of directors since
                                                 1977. He also serves as
                                                 general director of
                                                 Inmobiliaria Ermiza, S.A. de
                                                 C.V. and as a member of the
                                                 board of directors of Seguros
                                                 La Comercial, S.A., Banco
                                                 Santander Mexicano, S.A.
                                                 (Regional), Nacional
                                                 Financiera S.N.C. and
                                                 Bancomer, S.A. (Regional). He
                                                 is a first cousin of Lorenzo
                                                 H. Zambrano, chairman of our
                                                 board of directors and our
                                                 chief executive officer, and
                                                 a first cousin of Rogelio
                                                 Zambrano




                                                 Lozano, a member of our board
                                                 of directors.

Armando J. Garcia Segovia                        See "--Senior Management."

Rodolfo Garcia Muriel                            Has been a member of our
                                                 board of directors since
                                                 1985. He is also the chief
                                                 executive officer of Compania
                                                 Industrial de Parras, S.A. de
                                                 C.V. and Parras Cone de
                                                 Mexico, S.A. de C.V. He is
                                                 member of the board of
                                                 directors of Parras
                                                 Williamson, S.A. de C.V.,
                                                 Telas de Parras, S.A. de
                                                 C.V., Sinkro, S.A. de C.V.,
                                                 IUSA-GE, S. de R.L.,
                                                 Industrias Unidas, S.A.,
                                                 Apolo Operadora de Sociedades
                                                 de Inversion, S.A. de C.V.
                                                 and Cambridge Lee Industries,
                                                 Inc. Mr. Garcia Muriel is
                                                 also vice president of Camara
                                                 Nacional de la Industria
                                                 Textil. Rodolfo Garcia Muriel
                                                 is a first cousin of Armando
                                                 J. Garcia Segovia, executive
                                                 vice president of development
                                                 of CEMEX and a member of our
                                                 board of directors, and Jorge
                                                 Garcia Segovia, an alternate
                                                 member of our board of
                                                 directors.

Rogelio Zambrano Lozano                           Has been a member of our
                                                  board of directors since
                                                  1987. He is also a member of
                                                  the consultive board of
                                                  Grupo Financiero Banamex
                                                  Accival, S.A. de C.V. Zona
                                                  Norte. Rogelio Zambrano
                                                  Lozano is a first cousin of
                                                  Lorenzo H. Zambrano,
                                                  chairman of our board of
                                                  directors and our chief
                                                  executive officer, and of
                                                  Lorenzo Milmo Zambrano, a
                                                  member of our board of
                                                  directors.

Roberto Zambrano Villarreal                       Has been a member of our
                                                  board of directors since
                                                  1987. He is chairman of the
                                                  board of directors of
                                                  Desarrollo Integrado, S.A.
                                                  de C.V., Administracion
                                                  Ficap, S.A. de C.V., Aero
                                                  Zano, S.A. de C.V.,
                                                  Villamonte, S.A. de C.V.,
                                                  Focos, S.A. de C.V., C & I
                                                  Capital, S.A. de C.V.,
                                                  Industrias Diza, S.A. de
                                                  C.V., Inmobiliaria Sanni,
                                                  S.A. de C.V., Inmuebles
                                                  Trevisa, S.A. de C.V.,
                                                  Servicios Tecnicos
                                                  Hidraulicos, S.A. de C.V.,
                                                  Mantenimiento Integrado,
                                                  S.A. de C.V., Execujet
                                                  Mexico, Pilatus PC-12 Center
                                                  de Mexico, S.A. de C.V., and
                                                  Pronatura, A.C. He is a
                                                  member of the board of
                                                  directors of S.L.I. de
                                                  Mexico, S.A. de C.V., and
                                                  Compania de Vidrio
                                                  Industrial, S.A. de C.V. He
                                                  is a brother of Mauricio
                                                  Zambrano Villarreal, a
                                                  member of our board of
                                                  directors.

Bernardo Quintana Isaac                           Has been a member of our
                                                  board of directors since
                                                  1990. He is chief executive
                                                  officer and chairman of the
                                                  board of directors of
                                                  Empresas ICA Sociedad
                                                  Controladora, S.A. de C.V.,
                                                  and a member of the board of
                                                  directors of Telefonos de
                                                  Mexico, S.A. de C.V., Grupo
                                                  Financiero Banamex Accival,
                                                  S.A. de C.V., Grupo
                                                  Financiero Inbursa, S.A. de
                                                  C.V., Grupo Carso, S.A. de
                                                  C.V., and Grupo Maseca, S.A.
                                                  de C.V. He is also a member
                                                  of Consejo Mexicano de
                                                  Hombres de Negocios,
                                                  Fundacion UNAM, Fundacion
                                                  ICA and Patronato UNAM. He
                                                  is a founding associate of
                                                  Fundacion Octavio Paz.

Dionisio Garza Medina                             Has been a member of our
                                                  board of directors since
                                                  1995. He is also chairman of
                                                  the board and chief
                                                  executive officer of Alfa,
                                                  S.A. de C.V. and chairman of
                                                  the board of Hylsamex, S.A.
                                                  de C.V. He is a member of
                                                  the board of directors of
                                                  Vitro, S.A., Cydsa, S.A.,
                                                  ING Mexico, and Autoliv. He
                                                  is also a member of Consejo
                                                  Mexicano de Hombres de
                                                  Negocios, the consultive
                                                  committee of the School of




                                                  Business, the David
                                                  Rockefeller Center for Latin
                                                  American Studies of Harvard
                                                  University and the
                                                  consultive committee of the
                                                  New York Stock Exchange. He
                                                  is also chairman of the
                                                  executive board of the
                                                  Universidad de Monterrey,
                                                  A.C.

Alfonso Romo Garza                                Has been a member of our
                                                  board of directors since
                                                  1995. He is chairman of the
                                                  board and chief executive
                                                  officer of Savia, S.A. de
                                                  C.V. and Seminis, Inc., and
                                                  chairman of the board of ING
                                                  Mexico. He is also a member
                                                  of the board of Nacional de
                                                  Drogas, S.A. de C.V., Grupo
                                                  Maseca, S.A. de C.V., and
                                                  Grupo Comercial Chedraui,
                                                  S.A. de C.V. He is an
                                                  external advisor of the
                                                  World Bank Board for Latin
                                                  America and the Caribbean,
                                                  and a member of the board of
                                                  The Donald Danforth Plant
                                                  Science Center.

Mauricio Zambrano Villarreal                      Has been a member of our
                                                  board of directors since
                                                  2001. Mr. Zambrano
                                                  Villarreal served as an
                                                  alternate member of our
                                                  board of directors from 1995
                                                  to 2001. He is also general
                                                  vice-president of Desarrollo
                                                  Integrado, S.A. de C.V.,
                                                  chairman of the board of
                                                  directors of Empresas
                                                  Falcon, S.A. de C.V. and
                                                  Trek Associates, Inc.,
                                                  secretary of the board of
                                                  directors of Administracion
                                                  Ficap, S.A. de C.V., Aero
                                                  Zano, S.A. de C.V., Ciudad
                                                  Villamonte, S.A. de C.V.,
                                                  Focos, S.A. de C.V.,
                                                  Compania de Vidrio
                                                  Industrial, S.A. de C.V., C
                                                  & I Capital, S.A. de C.V.,
                                                  Industrias Diza, S.A. de
                                                  C.V., Inmobiliaria Sanni,
                                                  S.A. de C.V., Inmuebles
                                                  Trevisa, S.A. de C.V.,
                                                  Praxis Accesorios, S.A. de
                                                  C.V. and Servicios Tecnicos
                                                  Hidraulicos, S.A. de C.V.,
                                                  and a member of the board of
                                                  directors of Sylvania
                                                  Lighting International
                                                  Mexico, S.A. de C.V.,
                                                  Invercap, S.A. de C.V. and
                                                  Precision Auto Care, Inc. He
                                                  is a brother of Roberto
                                                  Zambrano Villarreal, a
                                                  member of our board of
                                                  directors.

Tomas Brittingham Longoria                        Has been a member of our
                                                  board of directors since
                                                  2002. Previously served as
                                                  an alternate member of our
                                                  board of directors from 1987
                                                  until 2002. He is also the
                                                  chief executive officer of
                                                  Laredo Autos, S.A. de C.V.
                                                  He is a son of Eduardo
                                                  Brittingham Sumner, an
                                                  alternate member of our
                                                  board of directors.


Alternate Directors

         Set forth below are the names of the alternate members of our board of directors. The alternate members of our board serve for one-year terms.



Eduardo Brittingham Sumner                        Has been an alternate member
                                                  of our board of directors
                                                  since 2002. Previously
                                                  served as a regular member
                                                  of our board of directors
                                                  from 1967 until 2002. He is
                                                  also general director of
                                                  Laredo Autos, S.A. de C.V.,
                                                  Auto Express Rapido Nuevo
                                                  Laredo, S.A. de C.V,
                                                  Consorcio Industrial de
                                                  Exportacion, S.A. de C.V.,
                                                  and an alternate member of
                                                  the board of directors of
                                                  Vitro, S.A. He is father of
                                                  Tomas Brittingham Longoria,
                                                  a member of our board of
                                                  directors.

Tomas Milmo Santos                                Has been an alternate member
                                                  of our board of directors
                                                  since 2001. He is Chief
                                                  Executive Officer and member
                                                  of the board of directors of
                                                  Axtel, S.A. de C.V., a
                                                  telecommunications company
                                                  that operates in the local,
                                                  long distance and data
                                                  transfer market. He is also





                                                  a member of the board of
                                                  directors of Coparmex, Cemex
                                                  Mexico and the Universidad
                                                  de Monterrey. Mr. Milmo
                                                  Santos is nephew of Lorenzo
                                                  H. Zambrano, our chief
                                                  executive officer and
                                                  chairman of our board of
                                                  directors, and a nephew of
                                                  Lorenzo Milmo Zambrano, a
                                                  member of our board of
                                                  directors.

Jorge Garcia Segovia                              Has been an alternate member
                                                  of our board of directors
                                                  since 1985. He is also a
                                                  member of the board of
                                                  directors of Compania
                                                  Industrial de Parras, S.A.
                                                  de C.V. and director of
                                                  Vector Casa de Bolsa, S.A.
                                                  de C.V. He is a brother of
                                                  Armando J. Garcia Segovia
                                                  and a first cousin of
                                                  Rodolfo Garcia Muriel, both
                                                  members of our board of
                                                  directors.


Examiner

Luis Santos de la Garza                           Was an alternate director of
                                                  our board from 1987 to 1988,
                                                  and has been our examiner
                                                  since 1989. He is a member
                                                  of the board of directors of
                                                  Grupo Industrial Ramirez,
                                                  S.A. de C.V. and Productora
                                                  de Papel, S.A. de C.V., and
                                                  founding partner of Bufete
                                                  de Abogados Santos-Elizondo-
                                                  Cantu-Rivera-Gonzalez-De
                                                  la Garza, S.C. From 1997 to
                                                  2000 he served as Senator
                                                  from the State of Nuevo
                                                  Leon. He is also an advisor
                                                  to the Mexican President's
                                                  legal counsel.

Alternate Examiner

Fernando Ruiz Arredondo                           Has been our alternate
                                                  examiner since 1981. He is
                                                  also an alternate member of
                                                  the board of directors of
                                                  Value Grupo Financiero, S.A.
                                                  de C.V.

Board Practices

         In compliance with amendments to Mexican securities laws enacted in 2001, our shareholders approved, at a general extraordinary meeting of shareholders held on April 25, 2002, a proposal to amend various articles of CEMEX's by-laws, or estatutos sociales, in order to improve our standards of corporate governance and transparency, among other matters. The amendments require that at least 25% of our directors qualify as independent directors; that our board of directors, at its first meeting after the adoption of the amendments, establish an audit committee; and that shareholders representing at least 10% of our shares have the right to designate an examiner and an alternate examiner. The audit committee shall be responsible for reviewing related party transactions and is required to submit an annual report of its activities to our board of directors. The audit committee is also responsible for the appointment, compensation and oversight of our auditors. The audit committee also must establish procedures for handling complaints regarding our accounting or internal control matters, including confidential methods for addressing concerns raised by employees. Under our articles and by-laws, the majority of the members of the audit committee, including its president, are required to be independent directors.

         At a meeting of the audit committee held on January 30, 2002, the members unanimously voted to elect Jose Manuel Rincon Gallardo as an independent financial expert to advise and assist the audit committee. Mr. Rincon Gallardo may not vote at meetings of the audit committee.

         Audit Committee Members

         Set forth below are the names of the members of the CEMEX's audit committee. The terms of the members of our audit committee are indefinite, and they may only be removed by a resolution of the board of directors.

Roberto Zambrano Villarreal                     See "--Board of Directors."
President
Lorenzo H. Zambrano,                            See "--Senior Management."
Chief Executive Officer
Lorenzo Milmo Zambrano                          See "--Board of Directors."

Alfonso Romo Garza                              See "--Board of Directors."

Tomas Brittingham Longoria                      See "--Board of Directors."




Compensation of Our Directors and Members of Our Senior Management

         For the year ended December 31, 2002, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors, statutory auditors and senior managers, as a group, was approximately U.S.$17,966,515. Approximately U.S.$3,925,921 of this amount was paid pursuant to a bonus plan based on our performance. During 2002, as part of the compensation, the members of our board of directors, alternate members of our board of directors, statutory auditors and senior managers, as a group, received options to acquire 4,272,266 CPOs at a weighted average nominal exercise price of U.S.$5.2055 per CPO. These options expire in 2011 and 2012. As of December 31, 2002, anti-dilution provisions embedded in these options increased the number of underlying CPOs to 4,349,546 and the adjusted weighted average exercise price per CPO was U.S.$5.3676.

         In addition, approximately U.S.$197,882 was set aside or accrued to provide pension, retirement or similar benefits.


Employee Stock Option Plan (ESOP)

         In 1995, we adopted an employee stock option program, or ESOP, under which we are authorized to grant members of our board of directors, members of our senior management and other eligible employees options to acquire our CPOs. Our obligations under the plan are covered by shares held in a trust created for such purpose (initially 216,300,000 shares). As of December 31, 2002, after giving effect to the exchange program implemented in November 2001 described below, a total of 6,575,525 options to acquire 7,722,915 CPOs remain outstanding under this program, with a weighted average nominal exercise price of approximately Ps30.19 per CPO. As of December 31, 2002, the outstanding options under this program had a weighted average remaining tenure of approximately 4.2 years.

         In November 2001, we implemented a voluntary exchange program to offer participants in our ESOP new options intended to better align employee interests with those of shareholders in exchange for their existing options. The 2001 options have an escalating strike price in U.S. Dollars and are fully hedged, while the old options have a fixed strike price in Pesos. The executives who participated in this program exchanged their options to purchase CPOs at a weighted average strike price of Ps34.11 per CPO, for cash equivalent to the intrinsic value on the exchange date and 2001 options to purchase CPOs with an escalating dollar strike price set at U.S.$4.93 per CPO as of December 31, 2001, growing by 7% per annum less dividends on the CPOs. Of the old options, 57,448,219 (approximately 90.1%) were exchanged for 2001 options in the voluntary exchange program and 8,695,396 were not exchanged. In the context of the program, 81,630,766 of the 2001 options were issued, in addition to 7,307,039 of the 2001 options that were purchased by participants under a voluntary purchase option that was also part of the exchange. As of December 31, 2002, considering the options granted as a result of the exchange program implemented in November 2001 and the options granted thereunder, a total of 98,592,824 options to acquire 102,043,077 CPOs remain outstanding under this program, with a weighted average nominal exercise price of approximately U.S.$5.14 (Ps53.35) per CPO. As of December 31, 2002, the outstanding options under this program had a weighted average remaining tenure of approximately
9.1 years.

         Stock options activity during 2001 and 2002, the balance of options outstanding as of December 31, 2001 and 2002 and other general information regarding our stock option programs is presented in note 15 to our consolidated financial statements included elsewhere in this annual report.

         Certain key executives also participate in a plan that distributes a bonus pool based on actual business results. This bonus is calculated and paid annually, 50% in cash and 50% under an ESOP.

         As of December 31, 2002, the following ESOP options to acquire our securities were outstanding:


  Title of security     Number of securities                       Exercise price per
  underlying options     underlying options     Expiration Date         security
  ------------------    --------------------    ---------------     ------------------
        CPOs (Pesos)           7,722,915           2005-2011        Ps16.52 - 41.78

        CPOs (Dollars)       102,043,077           2011-2012        U.S.$5.08 - 5.61

        ADSs                     992,755           2011-2012        U.S.$22.62 - 27.22


         As of December 31, 2002, our senior management and directors held the following ESOP options to acquire our securities:


  Title of security    Number of securities                       Exercise price per
 underlying options     underlying options      Expiration Date        security
-------------------    --------------------     ---------------   ------------------
        CPOs                  2,191,817            2005-2011       Ps16.52 - 41.78

        CPOs                 35,163,883            2011-2012       U.S.$5.08 - 5.61

        ADSs                          0            2011-2012       U.S.$22.62 - 27.22


         As of December 31, 2002, our employees, other than senior management and directors, held the following ESOP options to acquire our securities:

                             Number of
                             securities
  Title of security          underlying                            Exercise price per
  underlying options          options           Expiration Date        security
--------------------        ------------        ---------------    ------------------
         CPOs                  5,531,098           2005-2011       Ps16.52 - 41.78

         CPOs                 66,879,193           2011-2012       U.S.$5.08 - 5.61

         ADSs                    992,755           2011-2012       U.S.$22.62 - 27.22



Voluntary Employee Stock Option Plan (VESOP)

         During 1998 and 1999, we established voluntary employee stock option plans, or VESOPs, pursuant to which managers and senior executives elected to purchase options to acquire up to 36,468,375 CPOs. These VESOP options, exercisable quarterly over a period of five years, have a predefined exercise price which increases quarterly in U.S. Dollars, thereby taking into account the funding cost in the market. As of December 31, 2002, options to acquire 13,928,910 CPOs were outstanding.

         During 2002, we established an additional VESOP, pursuant to which managers and senior executives elected to purchase, on a monthly basis, new options for up to a number equivalent to those exercised in the same period within the new program initiated in November 2001. During 2002, we sold 2,120,395 options and received a premium equivalent to a percentage of the CPO price, which amounted to U.S.$1.5 million (Ps15.6 million). As of December 31, 2002, anti-dilution provisions in these options increased the number of underlying CPOs to 2,204,574 CPOs.

         The options under this program maintain the remaining tenure as those being exercised and have an exercise price equivalent to the price of the CPO on the issuance date plus half the intrinsic value of the options exercised.

         As of December 31, 2002, the following VESOP options to acquire our securities were outstanding:


  Title of security       Number of CPOs                                                     Per CPO exercise
  underlying options    underlying options    Expiration Date          Purchase Price        price of options
---------------------   ------------------    ---------------        -----------------      ------------------
         CPOs                    463,730            2003                 U.S.$0.31           U.S.$ 5.57

         CPOs                  9,236,550            2003                 U.S.$0.29           U.S.$ 5.07

         CPOs                  4,228,630            2004                 U.S.$0.19           U.S.$ 3.16

         CPOs                  2,204,574            2011              U.S.$0.63 - 0.76       U.S.$5.48 - 5.71

         As of December 31, 2002, our senior management and directors held the following VESOP options to acquire our securities:

  Title of security        Number of CPOs                                               Per CPO exercise
  underlying options     underlying options     Expiration Date       Purchase Price    price of options
  ------------------     ------------------     ---------------     -----------------   ------------------
         CPOs                          0             2003               U.S.$0.31        U.S.$ 5.57

         CPOs                  4,150,476             2003               U.S.$0.29        U.S.$ 5.07

         CPOs                  3,280,886             2004               U.S.$0.19        U.S.$ 3.16

         CPOs                  1,159,681             2011            U.S.$0.63 - 0.76    U.S.$5.48 - 5.71

         As of December 31, 2002, our employees, other than senior management and directors, held the following VESOP options to acquire our securities:


  Title of security        Number of CPOs                                               Per CPO exercise
  underlying options     underlying options     Expiration Date       Purchase Price    price of options
  ------------------     ------------------     ---------------      ---------------    -----------------
         CPOs                    463,730             2003               U.S.$0.31        U.S.$ 5.57

         CPOs                  5,085,804             2003               U.S.$0.29        U.S.$ 5.07

         CPOs                    947,744             2004               U.S.$0.19        U.S.$ 3.16

         CPOs                  1,044,893             2011            U.S.$0.63 - 0.76    U.S.$5.48 - 5.71


         In January 2003, we established a new VESOP and offered new options under this VESOP to those of our employees who held options under our old VESOPs, as well as to members of our senior management and other eligible executives. Through this offer, employees and directors elected to purchase options to acquire up to

38,583,989 CPOs. These new VESOP options are exercisable monthly over a period of five years and have a predefined exercise price which increases monthly in U.S. Dollars, thereby taking into account the funding cost to CEMEX of hedging these options in the market. Employees and directors who exercise their options under the new VESOP will receive the corresponding gain in CPOs, which they will be obligated to hold in their entirety for a period of two years after exercise. Following the second anniversary of the exercise date, one half of the CPOs acquired under the VESOP may be sold by the holder, and the remaining CPOs may be sold following the third anniversary of the exercise date.

         In connection with the new VESOP program, in March 2003, we repurchased 29,001,358 Appreciation Warrants from several of the eligible executives, at a price per Appreciation Warrant of Ps3.70, the market price for our Appreciation Warrants on February 6, 2003, the date of the offer to purchase Appreciation Warrants from the executives. Executives with outstanding loans from CEMEX used the proceeds from the repurchase of 5,942,724 Appreciation Warrants to repay these loans. The remaining proceeds were used to partially pay for the subscription for options under our new VESOP program. Also, as part of the new VESOP program, in March 2003, we repurchased from some of the eligible employees and directors 294,074 options under our old VESOPs at a price per option of U.S.$ 0.0096, and 8,158,574 options under our old VESOPs at a price per option of U.S.$0.1164. These prices represented a fraction of the theoretical value of the options on January 6, 2003, the date of the offer to purchase the options from the employees and directors. The proceeds from the repurchase of the options under the old VESOPs were used to subscribe for options under our new VESOP, as mandated by the new VESOP program.

         As a result of these transactions, as well as the expiration of some options under our old VESOPs, at March 31, 2003, the aggregate amount of options under our old VESOPs held by our directors and members of our senior management was reduced to 3,317,870; the aggregate amount of options under our old VESOPs held by our employees, other than senior management and directors, was reduced to 1,988,735; the aggregate amount of options under our new VESOP held by our directors and members of our senior management was 25,450,683; and the aggregate amount of options under our new VESOP held by our employees, other than senior management and directors, was 13,133,306.

Employees

         As of December 31, 2002, we had approximately 26,452 employees worldwide, which represented an increase of 2.06% from year-end 2001.

         The following table sets forth the number of our full-time employees and a breakdown of their geographic location at the end of each of the last three fiscal years:


                                                                                               Central
                                                                                               America
                       United                                                                  And the
             Mexico    States    Spain   Venezuela  Colombia   Egypt   Philippines  Thailand  Caribbean    Others   Total
             ------    ------    -----   ---------  --------   -----   -----------  --------  ---------    ------  ------
     2000     9,436     5,273    2,805     2,936     1,116      997       1,056          -       1,132     1,133   25,884
     2001     8,740     5,056    3,114     2,576       932      749         734         221      1,512     2,285   25,919
     2002     9,184     4,608    3,035     2,334       858      891         692         220      2,569     2,361   26,452


         Employees in Mexico have collective bargaining agreements on a plant-by-plant renewable on an annual basis in respect of salaries and on a biannual basis in respect of benefits basis. Approximately one fourth of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Boilermakers. With the exception of the non-union facility located in Florida, collective bargaining agreements are in effect at all our U.S. cement plants and have various expiration dates ending in 2005. Our Spanish union employees have contracts that are renewable every two to three years on a company-by-company basis. During 2002, each of our subsidiary companies operating CEMEX Venezuela's plants negotiated three-year labor contracts with the union employees of the relevant plants. There are separate unions at each of

CEMEX Venezuela's plants, and each plant individually negotiates the labor contracts. After a 36-day labor strike in 2002 at the Pertigalete plant, one of CEMEX Venezuela's main plants, a three-year labor agreement was reached with the union employees of the Pertigalete plant. A single union represents the union employees of all of CEMEX Colombia's plants and negotiates labor contracts on their behalf. Our Panamanian union employees have one labor contract that is renewable every four years. Our Philippine union employees are represented by three unions and have collective bargaining agreements that have a term of five years and are typically renegotiated in the third and fifth years of the term. Our Egyptian union employees are represented by one union. Assiut has adopted new internal regulations that govern the labor union arrangements. We consider labor relations with our employees to be satisfactory, but we have experienced minor disruptions of our operations in a few plants in Mexico and internationally as a result of labor disagreements from time to time. Currently, approximately 1,800 former union employees in Egypt are parties to a lawsuit against Assiut claiming unfair employment practices relating to the implementation of an employee early retirement program. We do not consider the amount sought by the plaintiffs, approximately U.S.$550,000, material to our operations in Egypt.


Share Ownership

         As of December 31, 2002, our senior management and directors and their immediate families owned, collectively, approximately 5.8% of our outstanding shares, including shares underlying CPOs. This percentage does not include shares held by the extended families of members of our senior management and directors, since to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares.

         As of December 31, 2002, Fernando Ruiz Arredondo, our alternate examiner, beneficially owned 29,657,481 CPOs, which represented 1.88% of our outstanding CPOs, and 602,000 Appreciation Warrants. Other than Mr. Ruiz Arredondo, no individual director or member of our senior management beneficially owned one percent or more of any class of our outstanding capital stock.

Item 7 -  Major Shareholders and Related Party Transactions


Major Shareholders

         Other than the CPO trust and the shares and CPOs owned by our subsidiaries, we are not aware of any person that is the beneficial owner of five percent or more of any class of our voting securities.

         As of March 31, 2003, our outstanding capital stock consisted of 3,331,308,318 Series A shares and 1,665,654,159 Series B shares, in each case including shares held by our subsidiaries.

         As of March 31, 2003, a total of 3,144,318,442 Series A shares and 1,572,159,221 Series B shares were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders' meeting, the A shares held in the CPO trust are voted in accordance with the vote cast by holders of the majority of A shares held by Mexican nationals and B shares voted at that meeting of shareholders.

         As of March 31, 2003, through our subsidiaries, we owned approximately 145 million CPOs, representing approximately 9.21% of our outstanding CPOs and 8.70% of our outstanding voting stock An additional 318 million CPOs, representing approximately 20.22% of our outstanding CPOs and 19.09% of our outstanding voting stock, were held subject to equity derivative and other transactions. These CPOs are voted at the direction of our management. From time to time, our subsidiaries are active participants in the trading market for our capital stock; as a result, the levels of our CPO and share ownership by those subsidiaries are likely to fluctuate. Our voting rights over those CPOs are the same as those of any other CPO holder.

         Our by-laws, or estatutos sociales, provide that our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person, or group acting in concert, becoming a holder of 2% or more of our voting shares.

         In addition, as of March 31, 2003, through our subsidiaries, we owned approximately 5.79% of our outstanding Appreciation Warrants. If the average price of our CPOs reaches specified levels on or prior to December 21, 2004, the Appreciation Warrants will be redeemed for CPOs or ADSs at specified appreciation values. See Item 5 -- "Operating and Financial Review and Prospects -- Qualitative and Quantitative Market Disclosure -- Equity Derivative Financing Transactions" for a description of the Appreciation Warrants.

         Mexican securities authority regulations provide that our majority-owned subsidiaries may neither directly or indirectly invest in our CPOs nor other securities representing our capital stock. The Mexican securities authority could require any disposition of the CPOs or of other securities representing our capital stock so owned and/or impose fines on us if it were to determine that the ownership of our CPOs or of other securities representing our capital stock by our subsidiaries, in most cases, negatively affects the interests of our shareholders. The Mexican securities authority has not instituted any proceedings nor, to the best of our knowledge, threatened to levy any fines or to take any action that would require disposition of the CPOs or of any other securities representing our capital stock. Notwithstanding the foregoing, the exercise of all rights pertaining to our CPOs or to other securities representing our capital stock in accordance with the instructions of our subsidiaries does not violate any provisions of our bylaws or the bylaws of our subsidiaries. The holders of these CPOs or of other securities representing our capital stock are entitled to exercise the same rights relating to their CPOs or their other securities representing our capital stock, including all voting rights, as any other holder of the same series.

         As of March 31, 2003, we had 249 ADS holders and 18 ADW holders of record in the United States, holding approximately 60.6% of our outstanding CPOs and 26.6% of our outstanding Appreciation Warrants. Since a substantial number of ADSs and ADWs are held in nominee form, including the nominee of the Depository Trust Company, the number of beneficial owners of our ADSs and ADWs is substantially greater than the number of record holders of these securities.

Related Party Transactions

         Mr. Bernardo Quintana Isaac, a member of our board of directors, is chief executive officer and chairman of the board of directors of Grupo ICA, S.A. de C.V., a large Mexican construction company. In the ordinary course of our business, we extend financing to Grupo ICA for varying amounts at market rates as we do to our customers.

         We have extended loans to our directors and executives in the past for varying amounts at market rates. During 2002 the largest aggregate amount of outstanding loans that we had vis-a-vis our directors and members of our senior management was approximately Ps15,080,447, and as of March 15, 2003, the amount outstanding was Ps606,497 with an average interest rate of 6.26% per annum. See "Compensation of Our Directors and Members of Our Senior Management - Voluntary Employee Stock Option Plan (VESOP)."

Item 8 -  Financial Information


       Consolidated Financial Statements and Other Financial Information

         See Item 18-- "Financial Statements" and "Index to Consolidated Financial Statements."


                               Legal Proceedings

         See Item 4-- "Information on the Company-- Regulatory Matters and Legal Proceedings"


                                CEMEX Dividends

         A declaration of any dividend by CEMEX is made by our shareholders at a general ordinary meeting. Any dividend declaration is usually based upon the recommendation of our board of directors. However, the shareholders are not obligated to approve the board's recommendation. We may only pay dividends from retained earnings included in financial statements that have been approved by our shareholders and after all losses have been paid for, a legal reserve equal to 5% of our paid-in capital has been created and our shareholders have approved the relevant dividend payment. According to 1999 Mexican tax reforms, all shareholders, excluding Mexican corporations, that receive a dividend in cash or in any other form are subject to a withholding tax. See Item 10 -- "Additional Information -- Taxation -- Mexican Tax Considerations." Since we conduct our operations through our subsidiaries, we have no significant assets of our own except for our investments in those subsidiaries. Consequently, our ability to pay dividends to our shareholders is dependent upon our ability to receive funds from our subsidiaries in the form of dividends, management fees, or otherwise. Some of our credit agreements and debt instruments and some of those of our subsidiaries contain provisions restricting our ability, and that of our subsidiaries, as the case may be, to pay dividends if financial covenants are not maintained. As of December 31, 2002, we and our subsidiaries were in compliance with, or had obtained waivers in connection with, those covenants. See Item 3 -- "Key Information -- Risk Factors -- We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs, ADSs, Appreciation Warrants and ADWs" and "-- Our use of equity derivative financing may have adverse effects on the market for our securities and our subsidiaries' securities and may adversely affect our ability to achieve operating efficiencies as a combined group."

         Although our board of directors currently intends to continue to recommend an annual dividend on the common stock, the recommendation whether to pay and the amount of those dividends will continue to be based upon, among other things, earnings, cash flow, capital requirements and our financial condition and other relevant factors.

         Owners of ADSs on the applicable record date will be entitled to receive any dividends payable in respect of the A shares and the B shares underlying the CPOs represented by those ADSs. The ADS depositary will fix a record date for the holders of ADSs in respect of each dividend distribution. Unless otherwise stated, the ADS depositary has agreed to convert cash dividends received by it in respect of the A shares and the B shares underlying the CPOs represented by ADSs from Pesos into Dollars and, after deduction or after payment of expenses of the ADS depositary, to pay those dividends to holders of ADSs in Dollars. We cannot assure holders of our ADSs that the ADS depositary will be able to convert dividends received in Pesos into Dollars.

         The following table sets forth the amounts of annual cash dividends paid in Pesos, on a per share basis, and a convenience translation of those amounts into Dollars based on the CEMEX accounting rate as of December 31, 2002.

                                                       Dividends Per Share
                                                       -------------------
                                                 Constant Pesos       Dollars
                                                 --------------       -------
1998.....................................             0.40             0.04
1999.....................................             0.49             0.05
2000.....................................             0.56             0.05
2001.....................................             0.65             0.06
2002.....................................             0.70             0.07


         Dividends declared at each year's annual shareholders' meeting are in respect of dividends for the preceding year. In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in recent years, expressed in constant Pesos as of December 31, 2002, were as follows: 1998, Ps.40 per share (or Ps1.20 per CPO); 1999, Ps.49 per share (or Ps1.47 per CPO); 2000, Ps1.66 per CPO (or Ps.56 per share); 2001 Ps1.96 per CPO (or Ps.65 per share); and 2002 Ps2.09 per CPO (or Ps.70 per share). As a result of dividend elections made by shareholders, in 1998, Ps343 million was paid in cash and 98.6 million additional shares were issued in respect of dividends declared for the 1997 fiscal year; in 1999, Ps288 million in cash was paid and 142 million additional shares were issued in respect of dividends declared for the 1998 fiscal year; in 2000, Ps282 million in cash was paid and 59 million additional CPOs were issued in respect of dividends declared for the 1999 fiscal year; in 2001, Ps84 million in cash was paid and 70 million additional CPOs were issued in respect of dividends declared for the 2000 fiscal year; and in 2002, Ps233 million in cash was paid and 64.4 million additional CPOs were issued in respect of dividends declared for 2001.

         In connection with our 2002 annual shareholders' meeting, which is scheduled to take place on April 24, 2003, we expect that our board of directors will recommend that the stockholders approve a dividend program similar in structure and amount to those implemented over the last five years. Shareholders should be entitled to receive the dividend in either stock or cash consistent with our past practices.


                              Significant Changes

         No significant change has occurred since the date of our consolidated financial statements included in this annual report.

Item 9 -  Offer and Listing


                           Market Price Information

         Our CPOs and Appreciation Warrants are listed on the Mexican Stock Exchange. Our CPOs trade under the symbol "CEMEX.CPO," and our Appreciation Warrants trade under the symbol "CMX412E-DC062." As a result of the 1999 exchange offer of CPOs for A shares and B shares, the trading of our A shares and B shares substantially declined and were last traded on the Mexican Stock Exchange on December 28, 1999, under the symbols "CEMEX.A" and "CEMEX.B," respectively. On September 28, 2001, the A shares and B shares were delisted from the Mexican Stock Exchange due to the lack of trading volume. Our ADSs, each of which represents five CPOs, and our ADWs, each of which represents five Appreciation Warrants, are listed on the NYSE. Our ADSs trade under the symbol "CX" and our ADWs trade under the symbol "CX.WSB." Following our November 2001 exchange offer of new Appreciation Warrants and new ADWs for our old Appreciation Warrants and old ADWs, the trading of our old Appreciation Warrants and old ADWs substantially declined and formally ceased upon their expiration on December 13, 2002. The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for CPOs, old Appreciation Warrants and new Appreciation
Warrants on the Mexican Stock Exchange and the high and low sales prices in Dollars for ADSs, old ADWs and new ADWs on the NYSE.





Calendar Period      A Shares(1)   B Shares(1)      CPOs(1)
----------------    ------------   -----------      -------

1998...........     14.27   5.31  17.13   6.10   43.40  16.00

1999...........     16.60   5.97  16.77   6.63   53.10  17.90
2000                 --     --     --      --    53.80  32.50
2001
   First
quarter........      --     --     --      --    45.34  34.50
   Second
quarter........      --     --     --      --    49.90  39.25
   Third
quarter........      --     --     --      --    51.65  37.58
   Fourth
quarter........      --     --     --      --    49.00  38.61

2002
   First
quarter........      --     --     --      --    55.01  43.90
   Second
quarter........      --     --     --      --    61.82  51.50
   Third
quarter........      --     --     --      --    53.80  40.25
   Fourth
quarter........      --     --     --      --    48.64  39.10

      October..      --     --     --      --    44.20  39.10

      November.      --     --     --      --    47.32  41.24

      December.      --     --     --      --    48.64  43.81

2003
   First
quarter........      --     --     --      --    48.66  35.65

   January.....      --     --     --      --    48.66  36.90

   February....      --     --     --      --    48.66  39.75

   March.......      --     --     --      --    39.80  35.65



(Continued)

                                             Old                                  New
                                         appreciation                         appreciation
Calendar Period            ADSs(2)        warrants(3)      Old ADWs(4)           warrants     New ADWs(6)
----------------          --------       ------------      -----------

1998...........        --        --         --     --      --       --          --     --     --     --

1999...........    U.S.$28.13 U.S.$19.2  Ps8.26  Ps5.00 U.S$4.13 U.S.$2.56      --     --     --     --
2000                    28.75      17.19   8.50    2.00    --       --         4.75   1.00    --     --
2001
   First
quarter........         23.48      17.63   4.20    2.00    -.-      -.-        2.15   1.00    --     --
   Second
quarter........         27.75      20.67   4.80    2.80    -.-      -.-        2.60   1.50    --     --
   Third
quarter........         28.30      19.80   4.85    2.30    -.-      -.-        2.85     -     --     --
   Fourth
quarter........         26.85      20.35   4.50    2.00     4.50      4.00     2.40   1.20    --     --

2002
   First
quarter........         30.37      24.00   6.00    3.00     7.60      3.80     2.50   1.00    4.40   2.35
   Second
quarter........         33.00      25.70   5.00    5.00     8.50      6.50     3.88   2.52    4.60   3.30
   Third
quarter........         27.27      19.71   4.60    4.50     6.50      3.00     2.60   0.20    3.30   1.35
   Fourth
quarter........         24.07      19.25    -.-     -.-     4.20      3.00     0.25   0.01    2.05   1.22

      October..         21.90      19.25    -.-     -.-     3.62      3.00     0.25   0.20    1.80   1.22

      November.         23.36      19.95    -.-     -.-     4.20      3.11     0.25   0.05    1.82   1.50

      December.         24.07      21.41    -.-     -.-     4.20      3.80     0.02   0.01    2.05   1.55

2003
   First
quarter........         23.35      16.31    -.-     -.-     4.00      2.50      -.-    -.-    1.80   0.95

      January.....      23.35      16.73    -.-     -.-     4.00      3.42      -.-    -.-    1.80   1.10

      February....      23.35      18.10    -.-     -.-     4.00      3.50      -.-    -.-    1.80   1.30

      March.......      18.35      16.31    -.-     -.-     2.50      2.50      -.-    -.-    1.14   0.95




_______________
Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1) As of December 31, 2002, approximately 93.57% of our outstanding share capital was represented by CPOs.
(2)   The ADSs began trading on the NYSE on September 15, 1999.
(3) The old Appreciation Warrants began trading on the Mexican Stock Exchange on December 13, 1999 and expired on December 13, 2002.
(4) The old ADWs began trading on the NYSE on December 13, 1999 and expired on December 13, 2002.
(5) The new Appreciation Warrants began trading on the Mexican Stock Exchange on December 24, 2001.
(6)   The new ADWs began trading on the NYSE on December 24, 2001.

         The last reported closing price for CPOs on March 31, 2003 was Ps37.78 per CPO on the Mexican Stock Exchange and U.S.$17.44 per ADS on the NYSE. The last reported closing price for Appreciation Warrants on March 31, 2003 was Ps2.50 per Appreciation Warrant and U.S.$0.95 per ADW on the NYSE.

Item 10 -  Additional Information


                    Articles of Association and By-laws


General

         Pursuant to the requirements of Mexican corporation law, our articles of association and by-laws, or estatutos sociales, have been registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, Mexico, under the entry number 21 since June 11, 1920. We are a holding company engaged, through our operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. Our objectives and purposes can be found in article 2 of our by-laws. We are a global cement manufacturer, with operations in North, Central and South America, Europe, the Caribbean, Asia and Africa. We plan to continue focusing on the production and sale of cement and ready-mix concrete, as we believe that this strategic focus has enabled us to grow our existing businesses and to expand our operations internationally.

         We have two series of common stock, the series A common stock, with no par value, or A shares, which can only be owned by Mexican nationals, and the series B common stock, with no par value, or the B shares, which can be owned by both Mexican and non-Mexican nationals. Our by-laws state that the A shares may not be held by non-Mexican persons, groups, units or associations that are foreign or have participation by foreign governments or their agencies. Our by-laws also state that the A shares shall at all times account for a minimum of 64% of our total outstanding voting stock. Other than as described herein, holders of the A shares and the B shares have the same rights and obligations.

         In 1994, we changed from a fixed capital corporation to a variable capital corporation in accordance with Mexican corporation law and effected a three-for-one split of all our outstanding capital stock. As a result, we changed our corporate name from CEMEX, S.A. to CEMEX, S.A. de C.V., established a fixed capital account and a variable capital account and issued one share of variable capital stock of the same series for each eight shares of fixed capital stock held by any shareholder, after giving effect to the stock split.

         Each of our fixed and variable capital accounts are comprised of A shares and B shares. Any holder of shares representing variable capital is entitled to have those shares redeemed at that holder's option for a price equal to the lower of:

         o 95% of the average market value of those shares on the Mexican Stock Exchange obtained for a period of 30 trading days preceding the date on which the exercise of the redemption option is effective; and

         o the book value of those shares at the end of the fiscal year that includes the date that shareholder exercises its option to have its shares redeemed as set forth in our annual financial statements approved at the ordinary meeting of the shareholders.

         If a shareholder exercises its redemption option during the first three quarters of a fiscal year, that exercise is effective at the end of that fiscal year, but if a shareholder exercises its redemption option during the fourth quarter, that exercise is effective at the end of the next succeeding fiscal year. The redemption price is payable as of the day following the annual ordinary meeting of shareholders at which the relevant annual financial statements were approved. Shareholder authorization is required to increase or decrease either the fixed capital account or the variable capital account. Shareholder authorization to increase or decrease the fixed capital account must be obtained at an extraordinary meeting of shareholders. Shareholder authorization to increase or decrease the variable capital account must be obtained at an ordinary general meeting of shareholders.

         On September 15, 1999, we effected a further stock split. For every one of our shares of any series we issued two series A shares and one series B share. Concurrently with this stock split, we also consummated an exchange offer to exchange new CPOs and new ADSs representing the new CPOs for our then existing A shares, B shares and ADSs and converted our then existing CPOs into the new CPOs. As of December 31, 2002, approximately 94.84% of our outstanding share capital was represented by CPOs, a portion of which is represented by ADSs.

         As of December 31, 2002, our capital stock consisted of 5,421,340,089 issued shares. Series A shares represented 66.6% of our capital stock, or 3,614,226,726 shares, of which 3,331,300,154 shares were subscribed and paid, 151,182,076 shares were treasury shares, 15,218,400 were repurchased shares which have been subscribed and paid but have not yet been cancelled and 116,526,096 were authorized for issuance pursuant to our stock option plans, but which had not yet been paid. B shares represented 33.4% of our capital stock, or 1,807,113,363 shares, of which 1,665,650,077 were subscribed and paid, 75,591,038 shares were treasury shares, 7,609,200 were repurchased shares which have been subscribed and paid but have not yet been cancelled and 58,263,048 were authorized for issuance pursuant to our employee stock option plans, but which had not yet been paid. Of the total of our A shares and B shares, 3,267,000,000 shares correspond to the fixed portion of our capital stock and 2,154,340,089 shares correspond to the variable portion of our capital stock.

         As of June 1, 2001, the Mexican securities law (Ley de Mercado de Valores) was amended in order to increase the protection granted to minority shareholders of Mexican listed companies and to bring corporate governance procedures of Mexican listed companies in line with international standards.

         On February 6, 2002, the Mexican securities authority (Comision Nacional Bancaria y de Valores) issued an official notice numbered DGA-13813138, authorizing the amendment of our by-laws to incorporate additional provisions in order to comply with the new provisions of the Mexican securities law. Following approval from our shareholders at our 2002 annual shareholders meeting, we amended and restated our by-laws to incorporate these additional provisions, which consist of, among other things, protective measures to prevent share acquisitions, hostile takeovers, and direct or indirect changes of control. As a result of the amendment and restatement of our by-laws, the expiration of our corporate term of existence was extended from 2019 to 2100.

         Changes in Capital Stock and Preemptive Rights

         Our by-laws allow for a change in the amount of our capital stock if it is approved by our shareholders at a shareholders' meeting, as long as the A shares represent at least 64% of our ordinary common stock. Additional shares of our capital stock, having no voting rights or limited voting rights, are authorized by our by-laws and may be issued upon the approval of our shareholders at a shareholders' meeting, with the prior approval of the Mexican securities authority.

         Our by-laws provide that shareholders have preemptive rights in proportion to the number of shares of our capital stock they possess, before any increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be, except in the case of common stock issued in connection with mergers or upon the conversion of convertible notes and debentures or as set forth in Article 81 of the Mexican Securities law. Preemptive rights give shareholders the right, upon any issuance of shares by CEMEX, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and the by-laws provide that this period must be within 15 days following the publication of the notice of the capital increase in the Periodico Oficial del Estado. With the prior approval of the Mexican securities authority, an extraordinary shareholders' meeting may approve the issuance of common stock to be issued in connection with a public offering. At that meeting, holders of our common stock may waive preemptive rights by the affirmative vote of 50% of the capital stock, and the resolution duly adopted in this manner will be effective for all shareholders. If holders of at least 25% of our capital stock vote against the resolution, an increase cannot be effected.

         Pursuant to Article 7 and Article 10 of our by-laws, significant acquisitions of shares of our capital stock and changes of control of CEMEX require

         o prior approval from our board of directors for any acquisition of shares of our capital stock representing 20% or more of our capital stock and, in the event approval is granted, the acquirer has an obligation to make a public offer to purchase all of the outstanding shares of that class of capital stock being purchased;

         o the establishment of formulas to determine how shares of our capital stock are grouped in order to determine if specified thresholds are met; and

         o the establishment of penalties for failure to comply with the above requirements, as regards the shares of stock which are the subject matter of the transaction in question, namely:

                  1.       the deprivation of shareholder rights;

                  2. the disqualification of shares of our capital stock for the purposes of determining voting quorums; and

                  3. the invalidation of transfers in our shareholders' ledger.

         There is a general exemption from the provisions of the foregoing
Article 7 and Article 10 for the purposes of issuing CPOs to the public.

         In accordance with our by-laws, our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person or group becoming a holder of 2% of more of our shares. If our board of directors denies that authorization, it must designate an alternative buyer for those shares, at a price equal to the price quoted on the Mexican Stock Exchange. Our by-laws require the stock certificates representing shares of our capital stock to make reference to the provisions in our charter documents relating to the prior approval or the board of directors for share transfers and the requirements for recording share transfers in our corporate ledger. In addition, shareholders are responsible for informing us whenever their shareholdings exceeds 5%, 10%, 15% and 20% of the outstanding shares of a particular class of securities. We are required to maintain a transactions ledger, and whoever should meet or exceed these thresholds must be recorded in this ledger if the shareholder is to be recognized or represented at any shareholders' meeting.

         Failure to inform us as indicated above or to make the appropriate log entry in the referred ledger may result in the following:

         o the shares of capital stock which is the subject matter of the transaction will not be represented at any shareholders' meeting; and

         o the transactions made, or which otherwise cause such thresholds to be met or exceeded, will be of no effect whatsoever and will not be binding before on us.

         Repurchase Obligation

         In accordance with Mexican securities authority regulations, our majority shareholders are obligated to make a public offer for the purchase of stock to the minority shareholders if the listing of our stock with the Mexican Stock Exchange is canceled, either by resolution of CEMEX or by an order of the Mexican securities authority. The price at which the stock must be purchased by the majority shareholders is the higher of:

         o the average quotation price for the 30 days prior to the date of the offer; or

         o the book value, as reflected in the last quarterly report filed with the Mexican securities authority and the Mexican Stock Exchange.

         The majority shareholders are not bound to make the repurchase if all our shareholders agree to waive that right. This provision has been included in our by-laws, and may not be amended without the consent of holders of at least 95% of our capital stock and the prior approval of the Mexican securities authority.

         Shareholders' Meetings and Voting Rights

         Shareholders' meetings may be called by:

         o        our board of directors or statutory auditors;

         o shareholders representing at least 10% of the then outstanding shares of our capital stock by requesting our board of directors or the statutory auditors to call a meeting;

         o any shareholder if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) have not been dealt with; or

         o a Mexican court in the event our board of directors or the statutory auditors do not comply with the valid request of the shareholders indicated above.

         Notice of shareholders' meetings must be published in the official gazette for the state of Nuevo Leon, Mexico or any major newspaper located in the City of Monterrey, Nuevo Leon, Mexico. That notice must be published at least 15 days prior to the date of any shareholders' meeting. Consistent with Mexican law, our by-laws further require that all information and documents relating to the shareholders meeting be available to shareholders from the date the summons is published.

         General shareholders' meetings can be ordinary or extraordinary. At every general shareholders' meeting, each holder of A shares and B shares is entitled to one vote per share. Shareholders may vote by proxy duly appointed in writing. Under the CPO trust agreement, holders of CPOs who are not Mexican nationals cannot exercise voting rights corresponding to the A shares represented by their CPOs.

         An annual general ordinary shareholders' meeting must be held during the first four months after the end of each of our fiscal years to consider the approval of a report of our board of directors regarding our performance and our financial statements for the preceding fiscal year and to determine the allocation of the profits for the preceding year. At the annual general shareholders' meeting, any shareholder or group of shareholders representing 10% or more of our outstanding voting stock has the right to appoint one regular and one alternate director in addition to the directors elected by the majority. The alternate director appointed by the minority holders may only substitute for the director appointed by that minority.

         Extraordinary shareholders' meetings may be called at any time to deal with any of the matters specified by Article 182 of the General Law of Commercial Companies, which include, among other things:

         o        extending our corporate existence;

         o        our early dissolution;

         o        increasing or reducing our fixed capital stock;

         o        changing our corporate purpose;

         o        changing our country of incorporation;

         o        changing our capital structure;

         o        a proposed merger;

         o        issuing preferred shares;

         o        redeeming our own shares and issuing preferred shares;

         o        any other amendment to our by-laws; and

         o any other matter for which a special quorum is required by law or by our by-laws.

         The above-mentioned matters may only be dealt with at extraordinary shareholders' meetings.

         In order to vote at a meeting of shareholders, shareholders must appear on the list that Indeval, and the Indeval participants holding shares on behalf of the shareholders, prepare prior to the meeting or must deposit prior to that meeting the certificates representing their shares at our offices or in a Mexican credit institution or brokerage house, or foreign bank approved by our board of directors to serve this function. The certificate of deposit with respect to the share certificates must be presented to our company secretary at least 48 hours before a meeting of shareholders. Our company secretary verifies that the person in whose favor any certificate of deposit was issued is named in our share registry and issues an admission pass authorizing that person's attendance at the meeting of shareholders.

         Our by-laws provide that a shareholder may only be represented by proxy in a shareholders' meeting with a duly completed form provided by us authorizing the proxy's presence. In addition, our by-laws require that the secretary presiding at the shareholders' meeting publicly affirm the compliance by all proxies of this new requirement.

         A shareholders' resolution is required to take action on any matter presented at a shareholders' meeting. At an ordinary meeting of shareholders, the affirmative vote of the holders of a majority of the shares present at the meeting is required to adopt a shareholders' resolution. At an extraordinary meeting of shareholders, the affirmative vote of at least 50% of the capital stock is required to adopt a shareholders' resolution, except that when amending Article 45 of our by-laws (which requires that in the case of cancellation of the registration of our shares in the national securities registry (Registro Nacional de Valores) of the Mexican securities authority (Comision Nacional Bancaria y de Valores), the controlling shareholders of CEMEX are required to buy the outstanding shares through a public offering, unless they have the consent of all the shareholders), the previous consent of the Mexican securities authority is needed together with the affirmative vote of at least 95% of the voting stock and when amending Article 22 of our by-laws (which provides for the list of persons who are not eligible to be appointed as a director or an examiner) the affirmative vote of at least 75% of the voting stock is needed. Our by-laws also require the approval of 75% of the voting shares of our capital stock to amend the provisions in our by-laws relating to the prior approval of the board of directors for share transfers and the requirements for recording share transfers in our corporate ledger.

         The quorum for a first ordinary meeting of shareholders is 50% of our outstanding and fully paid stock, and for the second ordinary meeting of shareholders is any number of our outstanding and fully paid stock. The quorum for the first extraordinary shareholders meeting is 75% of our outstanding and fully paid stock and for the second extraordinary shareholders meeting the quorum is 50% of our outstanding and fully paid stock.

         Our by-laws provide that holders of at least 10% of our capital stock are entitled to demand the postponement of the voting on any resolution for which they deem they have not been adequately informed.

         Under Mexican law, holders of at least 20% of our outstanding capital stock entitled to vote on a particular matter may seek to have any shareholder action with respect to that matter set aside, by filing a complaint with a court of law within 15 days after the close of the meeting at which that action was taken and showing that the challenged action violates Mexican law or our by-laws. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

         Under Mexican law, an action for civil liabilities against directors may be initiated by a shareholders' resolution. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, shareholders representing not less than 20% of the outstanding shares may directly exercise that action against the directors; provided that:

         o those shareholders shall not have voted against exercising such action at the relevant shareholders' meeting; and

         o the claim covers all of the damage alleged to have been caused to CEMEX and not merely the damage suffered by the plaintiffs.

         Any recovery of damage with respect to these actions will be for the benefit of CEMEX and not that of the shareholders bringing the action.

         Registration and Transfer

         Our common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Our shareholders may hold their shares in the form of physical certificates or through institutions that have certificates deposited with Indeval. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. We maintain a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval indicating ownership are recognized as our shareholders.

         Redemption

         Our capital stock is subject to redemption upon approval of our shareholders at an extraordinary shareholders' meeting.

         Directors' and Shareholders' Conflict of Interest

         Under Mexican law, any shareholder that has a conflict of interest with CEMEX with respect to any transaction is prohibited from voting on that transaction. A shareholder who violates this prohibition may be liable for damages if the relevant transaction would not have been approved without that shareholder's vote.

         Under Mexican law, any director who has a conflict of interest with CEMEX in any transaction must disclose that fact to the other directors and is prohibited from voting on that transaction. Any director who violates this prohibition will be liable for damages. Additionally, our directors and statutory auditors may not represent shareholders in the shareholders' meetings.

         Withdrawal Rights

         Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of corporate organization to another, the General Law of Commercial Companies provides that any shareholder entitled to vote on that change that has voted against it may withdraw from CEMEX and receive the amount calculated as specified in the General Law of Commercial Companies attributable to its shares, provided that it exercises that right within 15 days following the adjournment of the meeting at which the change was approved. For further details on the calculation of the withdrawal right, see "- General."

         Dividends

         At the annual ordinary general meeting of shareholders, our board of directors submits our financial statements together with a report on them by our board of directors and the statutory auditors, to our shareholders for approval. The holders of our shares, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of our capital stock outstanding and fully paid at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

         Liquidation Rights

         In the event we are liquidated, the surplus assets remaining after payment of all our creditors will be divided among our shareholders in proportion to the respective shares held by them. The liquidator may, with the approval of our shareholders, distribute the surplus assets in kind among our shareholders, sell the surplus assets and divide the proceeds among our shareholders or put the surplus assets to any other uses agreed to by a majority of our shareholders voting at an extraordinary shareholders' meeting.

         Repurchase Option

         If our shareholders decide at a general shareholders' meeting that we should do so, we may purchase our outstanding shares for cancellation. We may also repurchase our equity securities on the Mexican Stock Exchange at the then prevailing market prices in accordance with the Mexican securities law. Our by-laws provide for the possibility of share redemptions, where approved by our board of directors. When we make a share repurchase, our capital stock must be reduced accordingly. The requirements described in this paragraph do not apply to purchases of our equity securities by our subsidiaries and affiliates.


                              Material Contracts

                  On August 26, 2002, in connection with our U.S.$275 million commercial paper program for the sale and issuance of commercial paper promissory notes in the United States, we entered into a Reimbursement and Credit Agreement and a related Depositary Agreement with several lenders. Under the Reimbursement and Credit Agreement, the issuing bank agreed to issue an irrevocable direct-pay letter of credit in the amount of U.S.$275 million to provide credit support for the commercial paper program, and the other lenders committed to make loans to us in the event of certain market disruptions of up to the same amount. In addition, under the Reimbursement and Credit Agreement we obtained a standby letter of credit facility with a sub-limit of U.S.$100 million for the issuance of standby letters of credit in support of certain of our and any of our subsidiaries' obligations, including in support of contingent liabilities arising in connection with forward sale contracts, leases, insurance contracts and arrangements, service contracts, equipment contracts, financing transactions and other payment obligations. The total amount available under the commercial paper program, the letters of credit and any loans under the Reimbursement and Credit Agreement cannot exceed U.S.$275 million. CEMEX Mexico and Empresas Tolteca de Mexico acted as guarantors.

         On July 11, 2002, we entered into an Agreement and Plan of Merger with Puerto Rican Cement Company, Inc., or PRCC, pursuant to which we acquired, through a tender offer and subsequent merger, 100% of the outstanding shares of PRCC. The aggregate value of the transaction was approximately U.S.$180.2 million, not including the amount of net debt assumed of approximately U.S.$100.8 million.

         On October 29, 2001, CEMEX Espana signed a three-year revolving credit facility arranged by Banco Bilbao Vizcaya Argentaria, S.A., Salomon Brothers International Limited, and Deutsche Bank AG as mandated lead arrangers. The facility amounts to (euro)800 million. A total of 38 banks participated in this transaction. The proceeds of the facility must be used for general corporate purposes.

         On June 11, 2001, we entered into a credit agreement with Bank of America Securities LLC and J.P. Morgan Securities Inc. for an aggregate principal amount of U.S.$600 million. The proceeds of this credit agreement were applied to refinance indebtedness.

          On March 15, 2001, CEMEX, Inc., as issuer, CEMEX Espana, as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and several institutional purchasers, entered into a Note and Guarantee Agreement in connection with the private placement and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A Guaranteed Senior Notes due 2006,
(euro)50,000,000 aggregate principal amount of Series B Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C Guaranteed Senior Notes due 2008 to the institutional purchasers. The proceeds of the private placement were used to repay debt.

         On September 28, 2000, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with CENA Acquisition Corp., a Delaware corporation and indirect subsidiary of CEMEX, and Southdown. Pursuant to the terms of the Merger Agreement, we acquired Southdown as an indirect subsidiary.

         On November 20, 2000, CEMEX Espana, formerly named Compania Valenciana de Cementos Portland, and its subsidiaries Hormicemex, S.A. and Aricemex, S.A., entered into a receivables assignment agreement. Under this transaction, CEMEX Espana and its subsidiaries, are committed to sell by assignment of credits, on a monthly basis, all their Eligible Receivables (as defined in the assignment agreement) to Compass Traderec V L.L.C., a commercial paper conduit sponsored by Westdeutsche Landesbank Girozentrale. The receivables are removed from our consolidated balance sheet at the time they are sold to Compass Traderec V L.L.C. CEMEX Espana and its subsidiaries continue to act as collection agents for the receivables purchased by Compass Traderec V L.L.C., although they can be removed upon the occurrence of certain events of default. This agreement is scheduled to terminate in November 2005.

         On November 6, 2000, we established U.S.$1.5 billion in preferred equity financing arrangements to provide funds for our acquisition of Southdown, of which U.S.$650 million remained outstanding as of December 31, 2002. The preferred equity financing arrangements were amended and restated on February 6, 2002. The preferred equity financing arrangements consist of:

         o a framework agreement among CEMEX, Sunward Acquisitions, New Sunward Holding, CEMEX Espana, Stichting Administratiekantoor Aandelen New Sunward Holding B.V., Rey Holdings (Jersey) Limited, a newly formed special purpose company in which CEMEX does not have any interest, Rey Holdings (Luxembourg) S.A., a special purpose company in which CEMEX does not have any interest and a subsidiary of Rey Holdings (Jersey), and JP Morgan Limited (formerly Chase Manhattan International Limited), as investor agent;

         o a 30-month U.S.$650 million term loan facility agreement among Rey Holdings (Jersey), as borrower, Rey Holdings (Luxembourg), the banks and financial institutions referred to therein, as lenders and JP Morgan Europe Limited (formerly Chase Manhattan International Limited), as facility agent and as the security trustee; and

         o an approximately U.S.$530 million intercompany loan agreement between Rey Holdings (Jersey), as lender, and Rey Holdings (Luxembourg), as borrower.

         Under the original facility agreement, Rey Holdings (Jersey) borrowed U.S.$1.5 billion from a group of banks. Rey Holdings (Jersey) applied these borrowings to (1) make a U.S.$1.38 billion loan to Rey Holdings (Luxembourg) pursuant to the intercompany loan agreement, and (2) subscribe for shares in Rey Holdings (Luxembourg) for U.S.$120 million. Under the framework agreement, Rey Holdings (Luxembourg) used these funds to subscribe for preferred equity of New Sunward Holding. Prior to Rey Holdings (Luxembourg)'s acquisition of the preferred equity, Sunward Acquisitions contributed its 85.15% interest in CEMEX Espana to New Sunward Holding in exchange for all of the ordinary shares of New Sunward Holding. The U.S.$1.5 billion received by New Sunward Holding from Rey Holdings (Luxembourg) for the issuance of the preferred equity was used by New Sunward Holding to subscribe for further shares in CEMEX Espana. CEMEX Espana, in turn, used these funds in connection with our acquisition of Southdown.

         The preferred equity financing arrangements are non-recourse to CEMEX and its subsidiaries, except in respect of indemnification obligations on the part of CEMEX. In addition, in the framework agreement, CEMEX and some of its subsidiaries have given various representations, warranties and undertakings to JP Morgan Europe Limited (formerly Chase Manhattan International Limited), in its capacity as investor agent, Rey Holdings (Jersey), Rey Holdings (Luxembourg), the lenders under the facility agreement and JP Morgan Europe Limited (formerly Chase Manhattan International Limited) in its capacity as facility agent and security trustee. All debt service payments to be made by Rey Holdings (Jersey) under the facility agreement will be derived from payments made in respect of the preferred equity in New Sunward Holding acquired by Rey Holdings (Luxembourg), and by the debt service payments to be made by Rey Holdings (Luxembourg) to Rey Holdings (Jersey) pursuant to the intercompany loan agreement.

         Sunward Acquisitions and Rey Holdings (Luxembourg) are bound by the provisions of the framework agreement, New Sunward Holding's Articles of Association regulating Sunward Acquisitions' and Rey Holdings

(Luxembourg)'s interests in New Sunward Holding and setting forth each of their respective rights under the preferred equity and the ordinary shares. The framework agreement provides for the liquidation of New Sunward Holding upon the occurrence of a notice event, which includes the failure to make payments with respect to the preferred equity, a change of control of CEMEX Espana or CEMEX, a sale of substantially all of the business or assets of CEMEX Espana or any of its material subsidiaries (other than in certain limited circumstances), CEMEX ceasing to own directly or indirectly 100% of Sunward Acquisitions, non-compliance with financial tests, the occurrence of a material adverse change and other breaches of representations and agreements. Sunward Acquisitions has the option to acquire the preferred equity at a purchase price sufficient to enable Rey Holdings (Luxembourg) to repay all amounts due under the intercompany loan agreement and, therefore, to enable Rey Holdings (Jersey) to repay all amounts due under the facility agreement. This option may be exercised at any time up to the banking day preceding the date of the meeting of New Sunward Holding convened to consider the resolution to put it into liquidation. The liquidation procedures triggered by the occurrence of a notice event contemplate selling New Sunward Holding's assets (principally the CEMEX Espana shares) at market prices in an amount sufficient to satisfy the amount outstanding under the preferred equity.

         Rey Holdings (Jersey)'s borrowings under the facility agreement were repaid as follows:

         o        U.S.$600 million in July 2001;

         o        U.S.$250 million in February 2002; and


         In February 2002, we refinanced the preferred equity transaction, as a result of which CEMEX redeemed U.S.$250 million of the outstanding preferred equity and extended the termination date on the remaining U.S.$650 million, with a further redemption of U.S.$195 million due in February 2004 and the balance of the preferred equity of U.S.$455 million due in August 2004. The facility may be increased up to U.S.$1.2 billion. However, such an increase is subject to the ability of CEMEX to obtain commitments from additional participants to subscribe for more preferred equity. This would involve further tranches of debt being drawn from our new existing lenders under the facility agreement. These further tranches can be used to refinance existing indebtedness under the facility agreement, or to finance future acquisitions. Any further drawings will be used by Rey Holdings (Jersey) to make additional loans to Rey Holdings (Luxembourg) and subscribe for additional preferred equity.

         The framework agreement provides for corresponding payments to be made by New Sunward Holding to Rey Holdings (Luxembourg) on the same dates by way of distribution of interim dividends and/or repayments from New Sunward Holding's share premium reserves from free distributable reserves. In addition, corresponding payments are to be made by Rey Holdings (Luxembourg) to Rey Holdings (Jersey) on the same dates pursuant to the intercompany loan agreement, provided that, the balance of the loan outstanding under that agreement, is to be paid in August 2004, unless extended.

         The interest rate payable on Rey Holdings (Jersey)'s borrowing under the existing tranche of the facility agreement and on Rey Holdings (Luxembourg)'s borrowing under the intercompany loan agreement is the aggregate of the London Interbank Offered Rate, or LIBOR, plus the applicable margin referred to below, plus applicable regulatory capital costs. The applicable margin set at 125 basis points from February 2002, and, absent a notice event, it will fluctuate quarterly between 100 basis points and 175 basis points depending on CEMEX Espana's Total Debt to EBITDA ratio. Corresponding payments are to be made by New Sunward Holding to Rey Holdings (Luxembourg) in respect of the preferred equity. Additional future tranches of the facility agreement may have different margins applicable.

         Sunward Acquisitions has the option to purchase from Rey Holdings (Luxembourg) preferred equity in an aggregate amount not exceeding the outstanding balance of any loan made by Rey Holdings (Jersey) to Rey Holdings (Luxembourg) or all the loans made pursuant to the intercompany loan agreement. Any payment received by Rey Holdings (Luxembourg) upon exercise of this option is to be used by it to repay an equal amount of its borrowings under the intercompany loan agreement, and, in turn, by Rey Holdings (Jersey) to repay an equal amount of its borrowings under the facility agreement. The framework agreement requires New Sunward Holding to make mandatory payments on the preferred equity from the net proceeds of any disposal of assets or shares by

CEMEX Espana or any of its subsidiaries in excess of U.S.$25 million to the extent that such net proceeds are not used to acquire fixed assets to replace the assets disposed of or used to repay borrowed money.




                               Exchange Controls

         See Item 3-- "Key Information-- Mexican Peso Exchange Rates."

                                   Taxation


Mexican Tax Considerations


General

         The following is a summary of certain Mexican federal income tax considerations relating to the ownership and disposition of our CPOs or ADSs, and the ownership and disposition, mandatory redemption and maturity of the Appreciation Warrants or ADWs.

         This summary is based on Mexican income tax law that is in effect on the date of this annual report, which is subject to change. This summary is limited to non-residents of Mexico, as defined below, who own our CPOs, ADSs, Appreciation Warrants or ADWs. This summary does not address all aspects of Mexican income tax law. Holders are urged to consult their tax counsel as to the tax consequences that the purchase, ownership, disposition, mandatory redemption or redemption at maturity of the Appreciation Warrants or the ADWs, or the purchase, ownership and disposition of our CPOs or ADSs, may have.

         For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 calendar days during the calendar year and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is organized under the laws of Mexico or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person or entity can demonstrate otherwise. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, such individual or entity shall be required to pay taxes in Mexico on income attributable to such permanent establishment, in accordance with relevant tax provisions. A non-resident of Mexico is a legal entity or individual that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal income tax purposes. The term U.S. Shareholder shall have the same meaning ascribed below under the section "-- U.S. Federal Income Tax Considerations."


Taxation of Dividends

         Dividends, either in cash or in any other form, paid to non-residents of Mexico with respect to A shares or B shares represented by the CPOs (or in the case of holders who hold CPOs represented by ADSs), will not be subject to withholding tax in Mexico.


Disposition of CPOs or ADSs

         Gains on the sale or disposition of ADSs by a holder who is a non-resident of Mexico will not be subject to Mexican taxation.

         Gains on the sale or disposition of CPOs by a holder who is a non-resident of Mexico generally will be exempt from Mexican taxation, provided that such sale or disposition is executed on the Mexican Stock Exchange.

         This exemption is not applicable to transactions not executed on the Mexican Stock Exchange, including protected or registered transactions, even though The Comision Nacional Banacaria y de Valores, the Mexican National Banking and Securities Commission, views these protected or registered transactions as if they were executed on the Mexican Stock Exchange. Additionally, the exemption is not applicable to the sale or disposition of CPOs through a public offer, where the offerees are not allowed to accept more competitive offers to those received before or within the public offer, and would be subject to a penalty were they to accept such offers.

         If the exemption is not applicable, the non-resident of Mexico will be subject to a 5% withholding tax on the gross proceeds. As an alternative to the 5% withholding tax on the gross proceeds, the non-resident of Mexico may elect a 20% withholding tax on the gain upon the sale or disposition of the CPOs, provided that the applicable rules and regulations promulgated under Mexican law are followed.

          Notwithstanding the above, under the Convention Between the United States and Mexico for Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Income Taxes, and a Protocol thereto, the U.S.-Mexico Income Tax Treaty, a U.S. Shareholder who owns less than 25% of our stock and is otherwise eligible for benefits under such tax treaty will not be subject to Mexican tax on any gain derived from the disposition of ADSs or CPOs. In the case of non-residents of Mexico, other than U.S. Shareholders, gains derived from the disposition of ADSs or CPOs may also be exempt, in whole or in part, from Mexican taxation under a treaty to which Mexico is a party.

         Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to any Mexican tax or transfer duties.

         Commissions paid in brokerage transactions for the sale of CPOs on the Mexican Stock Exchange are subject to a value-added tax of 15%.


Estate and Gift Taxes

         There are no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer, exchange or disposition of ADSs or CPOs by holders that are non-residents of Mexico, although gratuitous transfers of CPOs may, in some circumstances, cause a Mexican federal tax to be imposed upon a recipient (who is a Mexican resident). There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or CPOs.


Disposition of Appreciation Warrants or ADWs

         Because the Appreciation Warrants have been registered for trading on the Mexican Stock Exchange, gains on the sale or other disposition of Appreciation Warrants by non-residents of Mexico will, under the Mexican Income Tax Law, generally be subject to a 25% withholding tax on the gross sale price. Alternative to the 25% withholding tax, the seller, resident of a qualifying country, including, among others, the United States, who appoints a representative in Mexico for income tax purposes related to the sale may elect to pay Mexican federal income tax at a rate of 34% of the gain on the sale, provided that certain conditions are met.

         Notwithstanding the preceding paragraph, the general rules issued by the Mexican Ministry of Finance and Public Credit currently effectively exempt the gain upon the sale or other disposition of Appreciation Warrants by non-residents of Mexico to the same extent the exemption described above under "Disposition of CPOs or ADSs" is available, i.e., the sale or disposition of the Appreciation Warrants is executed on the Mexican Stock Exchange.

         It is important to mention that the general rules issued by the Mexican Ministry of Finance and Public Credit are renewed on a yearly basis and, therefore, it is important to confirm on a yearly basis whether such rules continue to be in force.

         Gains on the sale or disposition of ADWs by a holder who is a non-resident of Mexico will not be subject to Mexican tax.


Mandatory redemption, maturity and purchase of Appreciation Warrants or ADWs

         The Mexican tax consequences applicable to the disposition of Appreciation Warrants or ADWs explained in the previous section, will be also applicable to the mandatory redemption, maturity and purchase of Appreciation Warrants or ADWs.

U.S. Federal Income Tax Considerations


General

         The following is a summary of the material U.S. Federal income tax consequences relating to the ownership and disposition of our CPOs and ADSs, including CPOs or ADSs received upon mandatory redemption or redemption at maturity of the Appreciation Warrants or ADWs, and the ownership, disposition, mandatory redemption, redemption at maturity of and lapse of Appreciation Warrants or ADWs.

         This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Shareholders (as defined below) who hold our ADSs, CPOs, Appreciation Warrants, or ADWs, as the case may be, as capital assets. This summary does not discuss all aspects of U.S. Federal income taxation which may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, or holders whose functional currency is not the Dollar or U.S. Shareholders who hold a CPO or an ADS, or Appreciation Warrants or an ADW as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset). In addition, this summary does not address any aspect of state, local or foreign taxation.

         For purposes of this summary, a "U.S. Shareholder" means a beneficial owner of CPOs, ADSs, Appreciation Warrants, or ADWs who is for U.S. Federal income tax purposes:

         o an individual who is a citizen or resident of the United States for U.S. Federal income tax purposes;

         o a corporation, or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

         o an estate the income of which is includible in gross income for U.S. Federal income tax purposes regardless of its source; or

         o a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.

         If a partnership (including any entity treated as a partnership for U.S. Federal income tax purposes) is the beneficial owner of CPOs, ADSs, Appreciation Warrants, or ADWs, the U.S. Federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.


Ownership of CPOs or ADSs in general

         In general, for U.S. Federal income tax purposes, U.S. Shareholders who own ADSs will be treated as the beneficial owners of the CPOs represented by those ADSs, and each CPO will represent a beneficial interest in two A shares and one B share.


Taxation of dividends with respect to CPOs and ADSs

         Distributions of cash or property with respect to the A shares or B shares represented by CPOs, including CPOs represented by ADSs, generally will be includible in the gross income of a U.S. Shareholder as foreign source dividend income on the date the distributions are received by the CPO trustee or successor thereof, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. These dividends will not be eligible for the dividends-received deduction allowed to corporate U.S. Shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. Federal income tax principles, it will be treated first as a tax-free return of the U.S. Shareholder's adjusted tax basis in the CPOs or ADSs and thereafter as capital gain.

         Dividends paid in Pesos, including the amount of Mexican withholding tax thereon, will be includible in the income of a U.S. Shareholder in a Dollar amount calculated by reference to the exchange rate in effect the day the Pesos are received by the CPO trustee or successor thereof whether or not they are converted into Dollars on that day. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. Dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

         A U.S. Shareholder may elect to deduct in computing its taxable income or, subject to specific complex limitations on foreign tax credits generally, credit against its U.S. Federal income tax liability, Mexican withholding tax at the rate applicable to such shareholder. For purposes of calculating the U.S. foreign tax credit, dividends paid by us generally will constitute foreign source "passive income," or in the case of some U.S. Shareholders, "financial services income." U.S. Shareholders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.


Taxation of capital gains on disposition of CPOs or ADSs

         The sale or exchange of CPOs or ADSs will result in the recognition of gain or loss by a U.S. Shareholder for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis therein. That gain or loss recognized by a U.S. Shareholder will be long-term capital gain or loss if the U.S. Shareholder's holding period for the CPOs or ADSs exceeds one year at the time of disposition. Gain from the sale or exchange of the CPOs or ADSs usually will be treated as U.S. source for foreign tax credit purposes; losses will generally be allocated against U.S. source income. Deposits and withdrawals of CPOs by U.S. Shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. Federal income tax purposes.


Ownership, disposition, mandatory redemption and maturity of Appreciation Warrants or ADWs

         In general, for U.S. Federal income tax purposes, a U.S. Shareholder will be treated as the beneficial owner of the Appreciation Warrants represented by the ADWs.

         A U.S. Shareholder generally will recognize gain or loss on the sale or exchange of Appreciation Warrants or ADWs measured by the difference between the amount realized and the tax basis of the Appreciation Warrants or ADWs, as applicable. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Shareholder's holding period of the Appreciation Warrants or ADWs exceeds one year at the time of the sale or exchange.

         A U.S. Shareholder generally should not recognize taxable income on receipt of CPOs or ADSs upon the mandatory redemption or maturity of the Appreciation Warrants or ADWs, except to the extent cash is received in lieu of a fractional CPO or ADS. Such U.S. Shareholder's tax basis in the CPOs or ADSs so acquired should be equal to the tax basis of the Appreciation Warrants or ADWs redeemed, as applicable, less the portion of such tax basis, if any, allocable to any fractional CPO or ADS for which cash is received. The holding period of the CPOs and ADSs so acquired generally should include the holding period of the Appreciation Warrants or ADWs redeemed therefor. The use of the word "should" in this paragraph is intended to convey that the likelihood that the receipt of CPOs or ADWs will be tax-free to participating U.S. Shareholders is stronger than "more likely than not" but less than the degree of certainty typically associated with a "will" opinion.

         There can be no assurance that the U.S. Internal Revenue Service, or IRS, will not take, and a court would not sustain the IRS in taking, the position that the receipt of CPOs or ADSs upon a mandatory redemption or maturity of Appreciation Warrants or ADWs results in the recognition of taxable gain or loss. If a U.S. Shareholder is required to recognize gain or loss upon a mandatory redemption or maturity of the Appreciation Warrants or ADWs, the determination of the amount of gain or loss is uncertain, and such U.S. Shareholder should consult its tax advisor for such determination.

         A U.S. Shareholder who receives cash, including cash in lieu of acquiring a fractional CPO or ADS upon the mandatory redemption or maturity of the Appreciation Warrants or ADWs, generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Shareholder's allocable tax basis in the fractional interest for which cash was received. Any gain or loss generally will be capital gain or loss and will be long-term if the U.S. Shareholder's holding period of the Appreciation Warrants or ADWs exceeds one year at the time of the receipt of cash.

         If the U.S. Shareholder's Appreciation Warrants or ADWs have not been previously redeemed and expire on the maturity date without payment, the U.S. Shareholder will recognize a loss equal to the amount of the basis of the Appreciation Warrants or ADWs, as applicable. Such expiration will be deemed a sale or exchange as of the maturity date and the loss, if any, will be considered a loss from the sale or exchange of property which has the same character as would the CPOs or ADSs if acquired by the U.S. Shareholder. Any loss upon the expiration of the Appreciation Warrants or ADWs will be long-term if the U.S. Shareholder's holding period of the Appreciation Warrants or ADWs exceeds one year at the time of expiration.


Adjustments to the Strike Price

         Certain adjustments to the strike price of the Appreciation Warrants or ADWs may result in a deemed distribution taxable to U.S. Shareholders of Appreciation Warrants or ADWs pursuant to Section 305 of the Code if the Adjustments have the effect of increasing the U.S. Shareholder's proportionate interest in the earnings and profits or assets of CEMEX. U.S. Shareholders should consult their tax advisors with respect to the potential application of
Section 305 of the Code.


United States Backup Withholding and Information Reporting

         A U.S. Shareholder may, under certain circumstances, be subject to information reporting with respect to some payments to that U.S. Shareholder such as dividends or the proceeds of a sale or other disposition of the CPOs, Appreciation Warrants, ADSs or ADWs. Backup withholding also may apply to amounts paid to such holder unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Shareholder's Federal income tax liability.


                             Documents on Display

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, file reports and information statements and other information with the Securities and Exchange Commission. These reports and information statements and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

Item 11 - Quantitative and Qualitative Disclosures About Market Risk

         See Item 5 -- "Operating and Financial Review and Prospects -- Derivatives and Other Hedging Instruments."

Item 12 - Description of Securities Other than Equity Securities

         Not applicable.

                                    PART II

Item 13 -  Defaults, Dividend Arrearages and Delinquencies

         None.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15 - Controls and Procedures

CEMEX, S.A. de C.V.

         (a) Evaluation of Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of CEMEX, S.A. de C.V. ("CEMEX") have evaluated the effectiveness of CEMEX's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, CEMEX's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to CEMEX (including its consolidated subsidiaries) required to be included in CEMEX's reports filed or submitted under the Exchange Act.

         (b) Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in CEMEX's internal controls or in other factors that could significantly affect such controls.

CEMEX Mexico, S.A. de C.V.

         (a) Evaluation of Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of
CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico") have evaluated the effectiveness of CEMEX Mexico's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, CEMEX Mexico's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to CEMEX Mexico (including its consolidated subsidiaries) required to be included in CEMEX Mexico's reports filed or submitted under the Exchange Act.

          (b) Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in CEMEX Mexico's internal controls or in other factors that could significantly affect such controls.

Empresas Tolteca de Mexico, S.A. de C.V.

         (a) Evaluation of Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of Empresas Tolteca de Mexico, S.A. de C.V. ("CEMEX Tolteca") have evaluated the effectiveness of CEMEX Tolteca's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, CEMEX Tolteca's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to CEMEX Tolteca (including its consolidated subsidiaries) required to be included in CEMEX Tolteca's reports filed or submitted under the Exchange Act.

     (b) Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in CEMEX Tolteca's internal controls or in other factors that could significantly affect such controls.


Item 16 -  [Reserved]

                                   PART III

Item 13 -         Financial Statements

         Not applicable.

Item 14 -         Financial Statements

         See pages F-1 through F-80, incorporated herein by reference.

Item 15 -         Exhibits

1.1      Amended and Restated By-laws of CEMEX, S.A. de C.V.(a)

2.1 Form of Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs(b)
2.2 Amendment Agreement, dated as of November 21, 2002, amending the Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs(b)
2.3      Form of CPO Certificate(b)
2.4      Form of Second Amended and Restated Deposit Agreement (A and B share
         CPOs), dated as of August 10, 1999, among CEMEX, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares(b)
2.5 Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares. (b)
2.6 Form of Certificate for shares of Series A Common Stock of CEMEX, S.A. de C.V. (b)
2.7 Form of Certificate for shares of Series B Common Stock of CEMEX, S.A. de C.V. (b)
2.8      Form of appreciation warrant deed(b)
2.9      Form of CPO Purchasing and Disbursing Agreement(c)
2.10     Form of appreciation warrant certificate(c)
2.11 Form of Warrant Deposit Agreement among CEMEX, S.A. de C.V., Depositary and holders and beneficial owners of American Depositary Warrants(c)
2.12     Form of American Depositary Warrant Receipt (included in Exhibit
         2.10) (c)
4.1 Indenture, dated as of July 18, 2000 by and among CEMEX, S.A. de C.V. as Issuer, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. as guarantors, and U.S. Bank Trust National Association, as trustee, relating to the issuance of U.S.$500,000,000 principal amount of 8.625% Notes due 2003. (d)
4.2 Agreement and Plan of Merger, dated as of September 28, 2000, among CEMEX, S.A. de C.V., CENA Acquisition Corp. and Southdown, Inc. (e)
4.3 Amended and restated U.S.$550,000,000 Credit Agreement, dated as of December 21, 2000, by and among Southdown, Inc., as borrower, Citibank, N.A., as administrative agent, The Chase Manhattan Bank, as syndication agent, Banco Bilbao Vizcaya Argentaria, S.A., Deutsche Bank Securities Inc., and Bank of America, N.A. as documentation agents, and Salomon Smith Barney Inc., and Chase Securities Inc. as joint lead arrangers and the lenders named therein. (d)
4.4 Note and Guarantee Agreement dated as of March 15, 2001, by and among CEMEX, Inc., as issuer, Valenciana, as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and the several purchasers named therein, in connection with the offering and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A Guaranteed Senior Notes due 2006,(euro)50,000,000 aggregate principal amount of Series B Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C Guaranteed Senior Notes due 2008. (f)
4.5 Credit Agreement dated as of June 11, 2001, by and among, CEMEX, S.A. de C.V., as borrower, Bank of America, N.A., as administrative agent, J.P. Morgan Securities Inc., as documentation agent, Bank of America Securities LLC and J.P. Morgan Securities Inc., as co-syndication agents, joint lead arrangers and joint bookruners, and the several banks and other financial institutions named therein, as lenders, for an aggregate principal amount of U.S.$600,000,000. (d)

4.6 Credit facility dated as of October 29, 2001, by and among Compania Valenciana de Cementos Portland, S.A., as borrower, Banco Bilbao Vizcaya Argentaria, S.A., Salomon Brothers International Limited, and Deutsche Bank AG as mandated lead arrangers and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of(euro)800 million. (g)
4.7 Amended and Restated Framework Agreement, dated as of February 15, 2002, by and among CEMEX, S.A. de C.V., Sunward Acquisitions N.V., Sunward Holdings B.V., Stichting Administratie Kantoor Aandelen New Sunward Holding B.V., New Sunward Holding B.V., Rey Holdings (Jersey) Limited, Rey Holdings (Luxembourg) S.A., Compania Valenciana de Cementos Portland, S.A., and J.P. Morgan Europe Limited (formerly Chase Manhattan International Limited). (g)
4.11 Amended and Restated Facility Agreement, dated as of February 15, 2002, by and among Rey Holdings (Jersey) Limited, Rey Holdings (Luxembourg) S.A., the Banks and Financial Institutions referenced therein as Lenders, the Lead Arrangers, and J.P. Morgan Europe Limited (formerly Chase Manhattan International Limited) as Facility Agent and Security Trustee, relating to credit facilities for up to U.S.$1,200,000,000 provided to Rey Holdings (Jersey) Limited. (g)
4.9 Agreement and Plan of Merger, dated as of June 11, 2002, among CEMEX, S.A. de C.V., Tricem Acquisition, Corp. and the Puerto Rican Cement Company, Inc. (h)
4.10 Reimbursement and Credit Agreement dated as of August 26, 2002, by and among, CEMEX, S.A. de C.V., as Issuer, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors, Barclays Bank PLC, New York Branch, as Issuing Bank, Documentation Agent and Administrative Agent, the several lenders party thereto and Barclays Capital, The Investment Banking Division of Barclays Bank PLC, as Joint Arranger and Banc of America Securities LLC, as Joint Arranger and Syndication Agent., for an aggregate principal amount of U.S.$275,000,000. (a)
4.11 ABN AMRO Special Corporate Services B.V. Forward Contract, dated as of December 13, 2002 (a)
4.12     Citibank, N.A. Forward Contract, dated as of December 13, 2002 (a)
4.13 Credit Suisse First Boston International Forward Contract, dated as of December 13, 2002 (a)
4.14 Deutsche Bank AG, London Branch, Forward Contract, dated as of December 13, 2002 (a)
4.15     ING Bank, N.V. Forward Contract, dated as of December 13, 2002 (a)
4.16     JPMorgan Chase Bank Forward Contract, dated as of December 13, 2002
         (a)
4.17     Societe Generale Forward Contract, dated as of December 13, 2002 (a)
8.1      List of subsidiaries of CEMEX, S.A. de C.V.. (a)
10.1 Certification of Principal Executive and Financial Officers of CEMEX, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (a)
10.2 Certification of Principal Executive and Financial Officers of CEMEX Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (a)
10.3 Certification of Principal Executive and Financial Officers of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to 18 U.S.C.
         Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (a)
10.4 Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A. de C.V., which appears in this Annual Report on Form 20-F. (a)
10.5 Consent of PricewaterhouseCoopers to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V. under the Securities Act of 1933 of their reports with respect to the financial statements of certain consolidated subsidiaries of CEMEX, S.A. de C.V., which appear in this Annual Report on Form 20-F. (a)

_______________
(a)      Filed herewith.
(b) Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A. de C.V. (Registration No. 333-10682), filed with the Securities and Exchange Commission on August 10, 1999.
(c) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 of CEMEX, S.A. de C.V. (Registration No. 333-13956), filed with the Securities and Exchange Commission on November 19, 2001.

(d) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on June 29, 2001.
(e) Incorporated by reference to Exhibit 2.1 to Southdown Inc.'s Current Report on Form 8-K (Commission File No. 1-6117), filed with the Securities and Exchange Commission on September 29, 2000.
(f) Incorporated by reference to Amendment No. 1 to the annual report on Form 20-F/A of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on November 19, 2001.
(g) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2002.
(h) Incorporated by reference to the Tender Offer Statement on Schedule TO of Tricem Acquisition, Corp. and CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on July 1, 2002.

                                  SIGNATURES

         CEMEX, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.


                                            CEMEX, S.A. de C.V.


                                            By:    /s/  Lorenzo H. Zambrano
                                               ------------------------------
                                            Name:  Lorenzo H. Zambrano
                                            Title: Chief Executive Officer


Date:  April 8, 2003.

                                CERTIFICATIONS


I, Lorenzo H. Zambrano, certify that:

1.   I have reviewed this annual report on Form 20-F of CEMEX, S.A. de C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 8, 2003

                                          /s/  Lorenzo H. Zambrano
                                          -----------------------------------
                                          Lorenzo H. Zambrano
                                          Chief Executive Officer

                                CERTIFICATIONS


I, Hector Medina, certify that:

1.   I have reviewed this annual report on Form 20-F of CEMEX, S.A. de C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 8, 2003

                                             /s/  Hector Medina
                                             ---------------------------------
                                             Hector Medina
                                             Executive Vice President of
                                                Planning and Finance

                                  SIGNATURES

         CEMEX Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.


                                            CEMEX Mexico, S.A. de C.V.


                                            By:    /s/  Lorenzo H. Zambrano
                                               --------------------------------
                                            Name:  Lorenzo H. Zambrano
                                            Title: Chief Executive Officer


Date:  April 8, 2003

                                CERTIFICATIONS


I, Lorenzo H. Zambrano, certify that:

1.   I have reviewed this annual report on Form 20-F of CEMEX Mexico, S.A. de
     C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 8, 2003

                                                /s/  Lorenzo H. Zambrano
                                                -------------------------------
                                                Lorenzo H. Zambrano
                                                Chief Executive Officer

                                CERTIFICATIONS


I, Hector Medina, certify that:

1.   I have reviewed this annual report on Form 20-F of CEMEX Mexico, S.A. de
     C.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 8, 2003

                                               /s/  Hector Medina
                                               -------------------------------
                                               Hector Medina
                                               Executive Vice President of
                                                  Planning and Finance

                                  SIGNATURES

         Empresas Tolteca de Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.


                                   Empresas Tolteca de Mexico, S.A. de C.V.


                                   By:     /s/  Lorenzo H. Zambrano
                                      ------------------------------------
                                   Name:  Lorenzo H. Zambrano
                                   Title: Chief Executive Officer


Date:  April 8, 2003

                                CERTIFICATIONS


I, Lorenzo H. Zambrano, certify that:

7. I have reviewed this annual report on Form 20-F of Empresas Tolteca de Mexico, S.A. de C.V.;

8. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

9. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

10. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

11. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

12. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 8, 2003

                                            /s/  Lorenzo H. Zambrano
                                            --------------------------------
                                            Lorenzo H. Zambrano
                                            Chief Executive Officer

                                CERTIFICATIONS


I, Hector Medina, certify that:

7. I have reviewed this annual report on Form 20-F of Empresas Tolteca de Mexico, S.A. de C.V.;

8. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

9. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

10. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

11. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

12. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 8, 2003

                                            /s/  Hector Medina
                                            ----------------------------------
                                            Hector Medina
                                            Executive Vice President of
                                               Planning and Finance


       INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES



                                                                                           Page
                                                                                           -----
       CEMEX, S.A. de C.V. and subsidiaries:

       Independent Auditors' Report--KPMG Cardenas Dosal, S.C..........................    F-2

       Audited consolidated balance sheets as of December 31, 2001 and 2002............    F-3

       Audited consolidated statements of income for the years ended
       December 31, 2000, 2001 and 2002................................................    F-4

       Audited statements of changes in stockholders' equity for the years
       ended December 31, 2000, 2001 and 2002..........................................    F-5

       Audited consolidated statements of changes in financial position for
       the years ended December 31, 2000, 2001 and 2002................................    F-6

       Notes to the audited consolidated financial statements..........................    F-7

       Reports of Other Independent Accountants--PricewaterhouseCoopers
       (for which the financial statements are not separately presented)...............    F-71

       SCHEDULES

       Independent Auditors' Report on Schedules - KPMG Cardenas Dosal, S.C............    S-1

       Schedule I - Parent company financials only.....................................    S-2

       Schedule II - Valuation and qualifying accounts.................................    S-11

                         INDEPENDENT AUDITORS' REPORT


    The Board of Directors and Stockholders
    CEMEX, S.A. de C.V.:

    We have audited the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As of December 31, 2000, we did not audit the consolidated financial statements of certain consolidated subsidiaries, which statements reflect total assets and revenues of 2% and 0%, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion insofar as it relates to the amounts included for such subsidiaries, is based solely upon the reports of the other auditors.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

    In our opinion, based upon our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A. de C.V. and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2002, in accordance with accounting principles generally accepted in Mexico.

    Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002, and stockholders' equity as of December 31, 2001 and 2002, to the extent summarized in note 23 to the consolidated financial statements.



    KPMG Cardenas Dosal, S.C.

    /s/Rafael Gomez Eng

    Rafael Gomez Eng


    Monterrey, N.L., Mexico
    January 15, 2003, except for note 23,
    which is as of March 24, 2003


                                              CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                                  Consolidated Balance Sheets
                                   (Millions of constant Mexican pesos as of December 31, 2002)
Assets                                                                                              December 31,
                                                                                           ------------------------------
Current Assets                                                                                    2001           2002
                                                                                           --------------- --------------
   Cash and investments (note 3)....................................................    Ps      4,288.1         3,748.8
   Trade accounts receivable, less allowance for doubtful accounts (note 4).........            6,127.2         4,160.9
   Other receivables (note 5).......................................................                            4,194.2
                                                                                                5,006.2
   Inventories (note 6).............................................................                            7,336.0
                                                                                                6,815.5
   Other current assets (note 7)....................................................                              828.9
                                                                                                  979.2
                                                                                           --------------- --------------
       Total current assets.........................................................           23,216.2        20,268.8
                                                                                           --------------- --------------
Investments and Noncurrent Receivables (note 8) ....................................
   Investments in affiliated companies..............................................            5,172.9         5,809.8
   Other noncurrent accounts receivable.............................................            1,941.1         1,552.7
                                                                                           --------------- --------------
       Total investments and noncurrent receivables.................................            7,114.0         7,362.5
                                                                                           --------------- --------------
Properties, Machinery and Equipment (note 9)
   Land and buildings ..............................................................           39,698.2        45,687.1
   Machinery and equipment .........................................................          116,763.0       126,267.2
   Accumulated depreciation ........................................................          (71,981.4)      (83,198.1)
   Construction in progress.........................................................            5,013.2         4,281.1
                                                                                           --------------- --------------
       Net properties, machinery and equipment......................................           89,493.0        93,037.3
                                                                                           --------------- --------------
Deferred Charges (notes 10 and 13)..................................................           42,640.4        44,731.3
                                                                                           --------------- --------------
       Total Assets.................................................................    Ps    162,463.6       165,399.9
                                                                                           =============== ==============
Liabilities and Stockholders' Equity
Current Liabilities
   Bank loans (note 11).............................................................    Ps      1,678.4         4,487.6
   Notes payable (note 11)..........................................................            2,151.7         3,222.0
   Current maturities of long-term debt (notes 11 and 12) ..........................            6,455.6         6,753.2
   Trade accounts payable...........................................................            3,606.8         4,236.8
   Other accounts payable and accrued expenses (note 5).............................            9,597.1        11,963.6
                                                                                           --------------- --------------
       Total current liabilities ...................................................           23,489.6        30,663.2
                                                                                           --------------- --------------
Long-Term Debt (note 12)
   Bank loans ......................................................................           24,531.1        25,692.1
   Notes payable ...................................................................           25,416.5        26,462.1
   Current maturities of long-term debt ............................................          (6,455.6)       (6,753.2)
                                                                                           --------------- --------------
       Total long-term debt ........................................................           43,492.0        45,401.0
                                                                                           --------------- --------------
Other Noncurrent Liabilities
   Deferred income taxes (note 17)..................................................           11,259.7        11,317.4
   Other noncurrent liabilities ....................................................                            5,865.9
                                                                                                2,620.7
                                                                                           --------------- --------------
       Total other noncurrent liabilities ..........................................           13,880.4        17,183.3
                                                                                           --------------- --------------
       Total Liabilities............................................................           80,862.0        93,247.5
                                                                                           --------------- --------------
Stockholders' Equity (note 14)
   Majority interest:
     Common stock-historical cost basis.............................................               53.5            55.5
     Common stock-accumulated inflation adjustments ................................            3,305.8         3,305.8
     Additional paid-in capital.....................................................           27,742.3        30,897.4
     Deficit in equity restatement .................................................         (54,858.5)      (61,861.3)
     Cumulative initial deferred income tax effects (notes 2K and 17)...............          (5,196.8)       (5,196.8)
     Retained earnings .............................................................           78,991.5        87,025.0
     Net income.....................................................................           11,789.8         5,400.4
                                                                                           --------------- --------------
       Total majority interest .....................................................           61,827.6        59,626.0
   Minority interest (note 14E).....................................................           19,774.0        12,526.4
                                                                                           --------------- --------------
       Total stockholders' equity ..................................................           81,601.6        72,152.4
                                                                                           --------------- --------------
       Total Liabilities and Stockholders' Equity...................................    Ps    162,463.6       165,399.9
                                                                                           =============== ==============
                  See accompanying notes to consolidated financial statements.


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                       Consolidated Statements of Income
 (Millions of constant Mexican pesos as of December 31, 2002, except for earnings per share)

                                                                                             Years ended  December 31,
                                                                                    ------------------------------------------------
                                                                                            2000            2001         2002
                                                                                    ----------------- -------------- ---------------
           Net sales.........................................................      Ps      58,435.1       69,302.3        67,917.5
           Cost of sales.....................................................              (32,652.8)     (38,981.4)     (37,944.2)
                                                                                    ----------------- -------------- ---------------
              Gross profit...................................................              25,782.3       30,320.9        29,973.3
                                                                                    ----------------- -------------- ---------------

           Operating expenses:
                Administrative ..............................................               (6,461.3)      (7,906.0)      (8,538.1)
                Selling......................................................               (2,127.5)      (5,865.0)      (7,833.2)
                                                                                    ----------------- -------------- ---------------
                  Total operating expenses...................................               (8,588.8)     (13,771.0)     (16,371.3)
                                                                                    ----------------- -------------- ---------------

              Operating income...............................................               17,193.5       16,549.9        13,602.0
                                                                                    ----------------- -------------- ---------------

           Comprehensive financing result:
                Financial expense............................................               (4,853.6)      (4,121.6)      (3,451.6)
                Financial income.............................................                  255.7          407.7          463.0
                Results from valuation and liquidation of financial
                   instruments...............................................                  (80.0)       1,999.2       (3,285.1)
                Foreign exchange result, net.................................                 (312.9)       1,539.6         (800.3)
                Monetary position result.....................................                3,183.9        2,824.5        3,655.2
                                                                                    ----------------- -------------- ---------------
                  Net comprehensive financing result.........................               (1,806.9)       2,649.4       (3,418.8)
                                                                                    ----------------- -------------- ---------------

           Other expense, net................................................               (2,435.8)      (4,173.8)      (4,040.7)
                                                                                    ----------------- -------------- ---------------

              Income before income taxes, employees' statutory profit sharing
                and equity in income of affiliates...........................               12,950.8       15,025.5        6,142.5
                                                                                    ----------------- -------------- ---------------

           Income tax and business assets tax, net  (note 17)................               (1,642.0)      (1,669.8)        (569.2)
           Employees' statutory profit sharing (note 17).....................                 (372.2)        (236.4)        (106.9)
                                                                                    ----------------- -------------- ---------------
              Total income tax, business assets tax and employees' statutory
                profit sharing...............................................               (2,014.2)      (1,906.2)        (676.1)
                                                                                    ----------------- -------------- ---------------

              Income before equity in income of affiliates ..................              10,936.6       13,119.3         5,466.4

           Equity in income of affiliates ...................................                 263.0          205.2           318.7
                                                                                    ----------------- -------------- ---------------

              Consolidated net income........................................              11,199.6       13,324.5         5,785.1
              Minority interest net income...................................                 810.5        1,534.7           384.7
                                                                                    ----------------- -------------- ---------------
              Majority interest net income ..................................      Ps      10,389.1       11,789.8         5,400.4
                                                                                    ================= ============== ===============








              Basic earnings per share  (see notes 2A and 20)................     Ps           2.52           2.76            1.20
              Diluted earnings per share (see notes 2A and 20)...............     Ps           2.51           2.74            1.20
                                                                                    ================= ============== ==============

                                 See accompanying notes to consolidated financial statements.


                                             CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                        Statements of Changes in Stockholders' Equity
                                 (Millions of constant Mexican pesos as of December 31, 2002)


                                                                     Additional    Deficit in         Cumulative
                                                      Common           paid-in       equity        initial deferred     Retained
                                                       stock          capital      restatement    income tax effects    earnings
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999..................Ps     3,354.7        22,553.2         (45,783.9)            -           74,390.8

Dividends (Ps0.56 pesos per share)...........             2.2         2,188.7             -                 -           (2,386.2)
Issuance of common stock (note 14A) .........             0.1            52.1             -                 -                -
                                                                                                          52.2
Issuance of appreciation warrants (note 14F).               -           (63.2)            -                 -                -
Share repurchase program (note 14A) .........            (0.1)              -             -                 -             (130.9)
Restatement of investments and other
  transactions relating to minority interest.              -                -             -                 -                -
Investment by subsidiaries (note 8) .........              -                -          (1,876.0)            -                -
Comprehensive net income (loss) (note 14G)...              -                -          (2,903.1)        (5,196.8)       10,389.1

                                                   --------------------------------------------------------------------------------
Balances at December 31, 2000................         3,356.9        24,730.8         (50,563.0)        (5,196.8)       82,262.8
Dividends (Ps0.65 pesos per share) ..........             2.5         2,900.5             -                 -           (3,049.2)
Issuance of common stock (note 14A) .........             0.1           111.0             -                 -                -
Share repurchase program (note 14A) .........            (0.2)            -               -                 -             (222.1)
Restatement of investments and other
  transactions relating to minority interest.              -              -               -                 -                -
Investment by subsidiaries (note 8) .........              -              -                63.6             -                -
Comprehensive net income (loss) (note 14G)...              -              -            (4,359.1)            -           11,789.8
                                                   --------------------------------------------------------------------------------
Balances at December 31, 2001................         3,359.3        27,742.3        (54,858.5)         (5,196.8)       90,781.3
Dividends (Ps0.70 pesos per share) ..........             2.2         3,082.2             -                 -           (3,394.1)
Issuance of common stock (note 14A) .........             0.1            72.9             -                 -                -
Share repurchase program (note 14A)..........            (0.3)            -               -                 -             (362.2)
Restatement of investments and other
  transactions relating to minority interest.               -             -               -                 -                -
Investment by subsidiaries (note 8) .........               -             -              246.3              -                -
Comprehensive net income (loss) (note 14G)...               -             -           (7,249.1)             -            5,400.4
                                                   --------------------------------------------------------------------------------
Balances at December 31, 2002..............Ps         3,361.3        30,897.4        (61,861.3)          (5,196.8)      92,425.4
                                                   --------------------------------------------------------------------------------

(Continued)


                                                       Total                           Total
                                                      majority       Minority      stockholders'
                                                      interest       interest          equity
------------------------------------------------------------------------------------------------
Balances at December 31, 1999..................Ps       54,514.8      13,176.6       67,691.4

Dividends (Ps0.56 pesos per share)...........             (195.3)         -            (195.3)
Issuance of common stock (note 14A) .........                             -              52.2

Issuance of appreciation warrants (note 14F).              (63.2)         -             (63.2)
Share repurchase program (note 14A) .........             (131.0)         -            (131.0)
Restatement of investments and other
  transactions relating to minority interest.                -        10,939.8       10,939.8
Investment by subsidiaries (note 8) .........           (1,876.0)         -          (1,876.0)
Comprehensive net income (loss) (note 14G)...            2,289.2         810.5        3,099.7

                                                   ---------------------------------------------
Balances at December 31, 2000................           54,590.7      24,926.9       79,517.6
Dividends (Ps0.65 pesos per share) ..........             (146.2)         -            (146.2)
Issuance of common stock (note 14A) .........              111.1          -             111.1
Share repurchase program (note 14A) .........             (222.3)         -            (222.3)
Restatement of investments and other
  transactions relating to minority interest.                -        (6,687.6)      (6,687.6)
Investment by subsidiaries (note 8) .........               63.6          -              63.6
Comprehensive net income (loss) (note 14G)...            7,430.7       1,534.7        8,965.4
                                                   ---------------------------------------------
Balances at December 31, 2001................           61,827.6      19,774.0       81,601.6
Dividends (Ps0.70 pesos per share) ..........             (309.7)         -            (309.7)
Issuance of common stock (note 14A) .........               73.0          -              73.0
Share repurchase program (note 14A)..........             (362.5)         -            (362.5)
Restatement of investments and other
  transactions relating to minority interest.                -        (7,632.3)      (7,632.3)
Investment by subsidiaries (note 8) .........              246.3          -             246.3
Comprehensive net income (loss) (note 14G)...           (1,848.7)        384.7       (1,464.0)
                                                   ---------------------------------------------
Balances at December 31, 2002..............Ps           59,626.0      12,526.4       72,152.4
                                                   ---------------------------------------------


                           See accompanying notes to consolidated financial statements.

                                              CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                  Consolidated Statements of Changes in Financial Position
                                 (Millions of constant Mexican pesos as of December 31, 2002)

                                                                                         Years ended December 31,
                                                                                  2000           2001             2002
                                                                          ------------------------------------------------

Operating activities

   Majority interest net income ...................................... Ps      10,389.1        11,789.8          5,400.4
   Charges to operations which did not require resources:
     Depreciation of properties, machinery and equipment..............          3,862.0         5,386.6          5,420.7
     Amortization of deferred charges and credits, net................          1,221.6         2,548.7          2,522.5
     Impairment of assets..............................................           -                -                93.1
     Pensions, seniority premium and other postretirement benefits....            312.6           315.8            206.4
     Deferred income tax charged to results...........................            650.8           213.3           (412.0)
     Equity in income of affiliates.................................             (263.0)         (205.2)          (318.7)
     Minority interest................................................            810.5         1,534.7            384.7
                                                                          ------------------------------------------------
        Resources provided by operating activities.....................                        21,583.7         13,297.1
                                                                               16,983.6

   Changes in working capital, excluding acquisition effects:
     Trade accounts receivable, net...................................            673.0           765.9          2,225.3
     Other accounts receivable and other assets........................           (72.7)       (2,267.0)         1,078.4
     Inventories......................................................            178.7           578.9           (328.9)
     Trade accounts payable...........................................            942.3        (1,100.2)           527.6
     Other accounts payable and accrued expenses.......................          (613.0)        4,064.9            469.2
                                                                          ------------------------------------------------
        Net change in working capital.................................          1,108.3         2,042.5          3,971.6
                                                                          ------------------------------------------------
        Net resources provided by operating activities.................        18,091.9        23,626.2         17,268.7
                                                                          ------------------------------------------------
Financing activities
   Proceeds from bank loans (repayments), net.........................          8,238.0        (8,600.6)         2,604.5

   Notes payable, net, excluding foreign exchange effect (note 2D)....          2,790.6         3,863.5           (309.4)
   Investment by subsidiaries..........................................        (1,767.3)         (229.2)            (4.5)
   Dividends paid......................................................        (2,386.2)       (3,049.2)        (3,394.1)
   Issuance of common stock from reinvestment of dividends............          2,190.9         2,903.0          3,084.4
   Issuance of common stock under stock option programs...............             52.2           111.1             73.0
   Issuance (repurchase) of preferred stock by subsidiaries........... ..      15,730.9        (6,585.3)        (4,191.5)
   Acquisition of common stock under repurchase program................          (131.0)         (222.3)          (362.5)
   Other financing activities, net.....................................        (2,923.9)       (2,164.4)         3,062.2
                                                                          ------------------------------------------------
        Resources provided by (used in) financing activities...........        21,794.2       (13,973.4)           562.1
                                                                          ------------------------------------------------
Investing activities
   Properties, machinery and equipment, net...........................         (4,140.5)       (5,112.7)        (4,401.1)
   Acquisition of subsidiaries and affiliates..........................       (27,107.2)       (2,013.1)        (2,735.4)
   Disposal of assets.................................................          1,448.3           732.1            557.0
   Minority interest...................................................        (5,508.5)         (102.2)        (2,959.9)
   Deferred charges....................................................          (346.9)       (4,060.3)        (1,928.4)
   Other investments and monetary foreign currency effect..............        (4,462.0)        1,988.6         (6,902.3)
                                                                          ------------------------------------------------
        Resources used in investing activities.........................       (40,116.8)       (8,567.6)       (18,370.1)
                                                                          ------------------------------------------------
        Increase (decrease) in cash and investments                              (230.7)        1,085.2           (539.3)
        Cash and investments at beginning of year.....................          3,433.6         3,202.9          4,288.1
                                                                          ------------------------------------------------
        Cash and investments at end of year............................Ps       3,202.9         4,288.1          3,748.8
                                                                          ------------------------------------------------

                          See accompanying notes to consolidated financial statements.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       December 31, 2000, 2001 and 2002
         (Millions of constant Mexican Pesos as of December 31, 2002)


1. DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (CEMEX or the Company) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement and ready-mix concrete.

2. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which include the recognition of the effects of inflation on the financial information.

For purposes of disclosure, when reference is made to pesos or "Ps", it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America ("United States"). Except when specific references are made to "U.S. dollar millions", "U.S. dollar thousands", "earnings per share" and "number of shares", all amounts included in these notes are stated in millions of constant Mexican pesos as of the balance sheet date.

When reference is made to "CPO" or "CPOs", it means the Company's "Ordinary Participation Certificates". Each CPO represents the participation in two series "A" shares and one series "B" share of the Company's common stock. "ADS" or "ADSs" refer to the Company's "American Depositary Shares", listed on the New York Stock Exchange ("NYSE"). Each ADS represents 5 CPOs.

Certain amounts reported in the notes to the consolidated financial statements as of December 31, 2000 and 2001 have been reclassified to conform to the 2002 presentation.

In 2002 and partially during 2001, the expenses related to the Company's products distribution were classified as selling expenses in the income statement. Fully during 2000 and partially during 2001, such expenses were recognized as part of cost of sales for an approximate amount of Ps3,889.7 and Ps1,560.6, respectively. This reclassification has no effect on operating income, net income and/or earnings per share for the years ended December 31, 2000 and 2001, if the mentioned expenses had been recognized consistently with the 2002 classification.

B) PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the financial statements of prior periods were calculated based upon the weighted average inflation and the fluctuation in the exchange rate of each country in which the Company operates relative to the Mexican peso.


                                                                       2000                2001               2002
                                                                 ----------------    ---------------    ---------------
Restatement factor using weighted average inflation..............    1.0236             0.9900             1.0916
Restatement factor using Mexican inflation.......................    1.0903             1.0456             1.0559
                                                                 ----------------    ---------------    ---------------

Common stock and additional paid-in capital are restated by Mexican inflation. The weighted average inflation factor is used for all other restatement adjustments to stockholders' equity.

C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX and the subsidiary companies in which the Company holds a majority interest and/or has control. All significant balances and transactions between related parties have been eliminated in consolidation.

The main operating subsidiaries, ordered by holding company, and the percentage of equity interest directly held by their immediate holding company, are as follows:

                         Subsidiary                                       Country                  % Equity interest
-------------------------------------------------------------    --------------------------     ----------------------
 CEMEX Mexico, S.A. de C.V....................................1  Mexico                                   100.0
  CEMEX Espana, S.A. .........................................2  Spain                                     99.5
    CEMEX Venezuela, S.A.C.A..................................   Venezuela                                 75.7
    CEMEX, Inc................................................3  United States                            100.0
    Cementos del Pacifico, S.A. ..............................   Costa Rica                                98.4
    Assiut Cement Company.....................................4  Egypt                                     95.8
    CEMEX Colombia, S.A. .....................................5  Colombia                                  98.2
    Cemento Bayano, S.A. .....................................   Panama                                    99.2
    Cementos Nacionales, S.A..................................   Dominican Republic                        99.9
    Puerto Rican Cement Company, Inc..........................   Puerto Rico                              100.0
    CEMEX Asia Holdings Ltd...................................6  Singapore                                 92.3
      Solid Cement Corporation................................7  Philippines                               94.6
      APO Cement Corporation..................................7  Philippines                               99.9
      CEMEX Thailand Co. Ltd..................................7  Thailand                                 100.0
Latin Networks Holdings, B.V..................................8  Netherlands                              100.0
----------------------------------------------------------------------------------------------------------------------

1. As of December 31, 2002, includes an approximately 0.6% equity interest held by a trust in benefit of the Company (see note 14F). CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico"), an entity created during 1999 as a result of a merger of most of the cement subsidiaries in Mexico, holds 100% of the shares of Empresas Tolteca de Mexico, S.A. de C.V. ("ETM") and Centro Distribuidor de Cemento, S.A. de C.V. ("CEDICE"). In January 2001, CEMEX Mexico acquired from the Company a majority interest in CEDICE, which indirectly holds the Company's operations in foreign countries. As a result, as of December 31, 2001 and 2002, CEMEX Mexico indirectly holds CEMEX Espana, S.A. and subsidiaries.

2. In June 2002, Compania Valenciana de Cementos Portland, S.A. ("Valenciana") changed its legal name to CEMEX Espana, S.A. ("CEMEX Espana"). CEMEX Espana is a subsidiary of New Sunward Holdings, B.V., a holding company in which the Company holds a 90% equity interest. In addition, the Company's ownership includes a 6.82% equity interest of CEMEX Espana, related to a financial transaction, pursuant to which the Company retains 100% of the economic benefits related to such 6.82% interest (see note 16A).

3. CEMEX, Inc. was created as a result of a merger between Southdown, Inc. and CEMEX USA, Inc. (see note 8A).

4. In October 2001, CEMEX Espana made a capital contribution to Assiut Cement Company in exchange for 79.87% of the common stock of such entity, becoming its indirect parent company.

5. In August 2002, Cementos Diamante, S.A. changed its legal name to CEMEX Colombia, S.A. ("CEMEX Colombia"). The 98.2% equity interest includes the Company's ownership of 99.3% of the total ordinary shares.

6. In July 2002, as a result of a shares exchange transaction (see note 8A), for accounting purposes beginning in July 2002, the Company's equity interest in CEMEX Asia Holdings Ltd. ("CAH") increased to 92.25%.

7. Represents the Company's indirect economic benefits held through CAH. As a result of a shares acquisition in July 2002, the indirect economic benefits of the Company in Rizal Cement Company ("Rizal") increased to 94.58% (see note 8A). On December 23, 2002, Rizal was merged with its subsidiary Solid Cement Corporation ("Solid"), where the surviving corporation was Solid. In July 2002, Saraburi Cement Company Ltd. changed its legal name to CEMEX (Thailand) Co. Ltd.

8. Latin Networks Holdings B.V. is the holding company of entities engaged in the development of the Company's Internet strategy.

D) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevalent on the dates of their execution or liquidation. Monetary assets and liabilities denominated in foreign currencies are adjusted into pesos at the exchange rates prevailing at the balance sheet date. The resulting foreign exchange fluctuations are reflected in the results of operations, except for the exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign entities and the fluctuations associated with related parties balances denominated in foreign currency that are of a long-term investment nature, which are recorded against stockholders' equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

The financial statements of consolidated foreign subsidiaries are restated for inflation in their functional currency based on the subsidiary country's inflation rate and subsequently translated into pesos by using the foreign exchange rate at the end of the corresponding reporting period for balance sheet and income statement accounts. The exchange rate of the peso against the U.S. dollar used by the Company is based on a weighted average of the free market rates available to settle its foreign currency transactions.

E) CASH AND INVESTMENTS (note 3)

Investments include fixed-income securities with original maturities of three months or less, as well as marketable securities readily convertible into cash.

Investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation are included in the income statements as part of the Comprehensive Financing Result.

F) INVENTORIES AND COST OF SALES (note 6)

Inventories are recognized at the lower of replacement cost or market value. Replacement cost is based upon the latest purchase price or production cost. Cost of sales reflects replacement cost of inventories at the time of sale, expressed in constant pesos as of the balance sheet date.

G) INVESTMENTS AND NONCURRENT RECEIVABLES (note 8)

Investments in affiliated companies are accounted for by the equity method, when the Company holds between 10% and 50% of the issuer's capital stock, and does not have effective control. Under the equity method, after acquisition, the investment's original cost is adjusted for the proportional interest of the holding company in the affiliate's equity and earnings, considering the effects of inflation.

In May 2001, an available for sale investment recorded under the caption other investments was sold. As a result, the income statement for the year ended December 31, 2001, presents the reversal of the valuation effects that were accrued in equity (see note 8B).

H) PROPERTIES, MACHINERY AND EQUIPMENT (note 9)

Properties, machinery and equipment are presented at their restated values using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency.

Interest incurred during the construction or installation period of fixed asset, which is part of the Comprehensive Financing Result, is capitalized as part of the carrying value of such assets.

Depreciation of properties, machinery and equipment is provided on the straight-line method over the estimated useful lives of the assets. The useful lives of the assets are as follows:
                                                                   Years
                                                              ---------------
   Administrative buildings.................................        50
   Industrial buildings, machinery and equipment............     10 to 35
                                                              ---------------

I) DEFERRED CHARGES AND AMORTIZATION (note 10)

Deferred charges are adjusted by inflation to reflect constant values. Amortization of deferred charges is determined using the straight-line method based on the restated value of the assets.

The excess of cost over the book value of subsidiaries acquired ("goodwill") is amortized under the present worth or sinking fund method, which is intended to provide a better matching of the goodwill amortization with the revenues generated from the acquired companies. The amortization periods are as follows:
                                                                   Years
                                                              ---------------
    Goodwill from acquisitions in years before 1992.........        40
    Goodwill from acquisitions since January 1, 1992........        20
                                                              ---------------

Deferred financing costs, associated with the Company's financing operations, are amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts on debt issuance, fees paid to attorneys, printers and consultants, as well as commissions paid to banks in the structuring process. Deferred financing costs are adjusted by inflation to reflect constant values.

Likewise, the Company capitalizes the direct costs incurred in the development stage of computer software for internal use. The capitalized amounts are adjusted to reflect constant values and are amortized to the results of operations during the estimated useful life of the software, which is estimated as approximately 4 years.

J) PENSION PLANS, SENIORITY PREMIUM AND OTHER POSTRETIREMENT BENEFITS (note
   13)

The costs related to benefits to which employees are entitled by pension plans, seniority premiums and other postretirement benefits, legally or by Company grant, are recognized in the results of operations on the basis of the present value of the benefits determined under actuarial estimations, as services are rendered. The amortization of unrecognized prior service cost, changes in assumptions and adjustments based on experience that have not been recognized, is based on the employee's estimated active service life. Other benefits to which employees may be entitled, principally severance benefits and vacations, are recognized as an expense in the year in which they are paid. In some circumstances, however, provisions have been made for these benefits.

As part of the established pension plans, in some cases, certain irrevocable trust funds have been created to cover future benefit payments under these plans. The actuarial assumptions upon which the Company's employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation).

K) INCOME TAX ("IT"), BUSINESS ASSETS TAX ("BAT"), EMPLOYEES' STATUTORY PROFIT SHARING ("ESPS") AND DEFERRED INCOME TAXES (note 17)

IT, BAT and ESPS expense recognizes the amounts incurred during the period, and the effects of deferred IT and ESPS, in accordance with Bulletin D-4, Accounting treatment of income tax, business assets tax and employees' profit sharing ("Bulletin D-4"), effective January 1, 2000. Bulletin D-4 requires the determination of deferred IT by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of the assets and liabilities, considering when available, and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. Bulletin D-4 also requires a determination of the effect of deferred ESPS for those temporary differences, which are of non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS.

The cumulative initial deferred IT effects, arising from the adoption of the Bulletin, were recognized on January 1, 2000 against stockholders' equity as the "Cumulative initial deferred income tax effects". The effect of a statutory tax rate change is recognized in the income statement of the period in which the change occurs and is officially declared.

Consolidated balances of assets and liabilities and their corresponding taxable amounts substantially differ from those of the Parent Company. The difference between the Parent Company's accumulated initial effect of deferred income taxes and the corresponding consolidated initial effects, which represents the sum of the initial effects determined in each subsidiary, is presented in the consolidated balance sheets under the caption "Deficit in equity restatement". For disclosure purposes, the consolidated cumulative initial deferred income tax effects are presented in the statements of changes in stockholders' equity.

L) MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the inflation rate of each country in which the Company has operations to the net monetary position in that country (difference between monetary assets and liabilities).

M) DEFICIT IN EQUITY RESTATEMENT (note 14)

The deficit in equity restatement includes: i) the accumulated effect from holding non-monetary assets; ii) the foreign currency translation effects from foreign subsidiaries' financial statements, considering the exchange fluctuations arising from foreign currency indebtedness directly related with the acquisition of foreign subsidiaries, and the related parties foreign currency balances that are of a long-term investment nature (see notes 2D and 14D) ; and iii) valuation and liquidation effects of certain derivative financial instruments that qualify as hedge instruments, which are recorded temporarily or permanently in stockholders' equity (see note 2N).

N) DERIVATIVE FINANCIAL INSTRUMENTS (notes 11, 12 and 16)

In compliance with the controls and procedures established by the units associated with the financial risk management, the Company uses derivative financial instruments such as interest rate and currency swaps, currency and stock forward contracts, options and futures, in order to reduce risks associated with changes in interest rates and foreign exchange rates of debt agreements and as a vehicle to reduce financing costs (see notes 12A and B), as well as hedges of: (i) forecasted transactions to purchase fuels and electric power, (ii) the Company's net assets in foreign subsidiaries, (iii) the future exercise of options under the Company's stock option programs, and
(iv) as an alternative source of financing (see note 16). These instruments have been negotiated with institutions and corporations with significant financial capacity; therefore, the Company considers that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal. Some of these instruments have been designated as hedges of raw materials costs as well as debt or equity instruments.

Effective January 1, 2001, the Company adopted Bulletin C-2 Financial Instruments ("Bulletin C-2"), which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, and the recognition of changes in such values in the income statement for the period in which they occurred. The exceptions to the rule, as they relate to the Company, are the following:

a) Beginning in 2002, changes in the estimated fair value of interest rate derivative instruments, designated as accounting hedges of contractual cash flows associated with debt reported on the balance sheet, as well as those instruments negotiated to hedge the interest rate at which certain forecasted or existing indebtedness is expected to be contracted or renegotiated, are recognized in stockholders' equity (see note 14G) and are reclassified to the income statement as the financial expense of the hedged financing items is accrued. For the year ended December 31, 2001, the effects of hedge-like instruments were recognized according to the following paragraph. See notes 11 and 12.

b) In 2002 and 2001, derivative instruments negotiated to exchange fixed for floating interest rates were accounted for using the same valuation criteria applied to the hedged liabilities; therefore, the derivative instruments' effects were recognized in the income statement, net of the interest expense generated by the hedged liabilities, based on their accrued amounts.

c) The estimated fair value, and changes in such value, of the foreign currency forwards designated as hedges of the Company's net investments in foreign subsidiaries are recorded in the balance sheet as assets or liabilities against stockholders' equity, as part of the foreign currency translation result (see notes 2D and 14D). The accumulated effect on stockholder's equity will be reversed through the income statement upon disposition of the foreign investment.

  d) The results derived from equity forward contracts on the Company's own shares, as well as from other equity derivative instruments, such as the appreciation warrants, are recognized in stockholders' equity upon settlement. Beginning in 2001, changes in the estimated fair value of those equity forward contracts that cover the executive stock option programs are recorded through the income statement, in addition to the costs related to such programs. See notes 15 and 16.

As of December 31, 2001 and 2002, for balance sheet presentation purposes, the portion of the assets or liabilities resulting from the recognition of the estimated fair value of the derivative instruments of interest rates and currency (Cross Currency Swaps) negotiated to change the profile of interest rate and currency of existing financing debt, required to present the indebtedness as if it had been originally negotiated in the exchanged interest rates and currencies, is reclassified as part of the carrying amount of the underlying debt instruments, thereby reflecting the cash flows expected to be received or paid upon liquidation of such instruments. The non-reclassified portion, resulting from the difference between the forward exchange rates implicit in the contracts and those in effect as of the balance sheet date, is recognized as other assets or other liabilities, both short and long term, depending on the maturity of the contracts.

Until December 31, 2000, the results of the derivative financial instruments described above were recorded in the income statement at the moment cash flows were incurred or at settlement, except for foreign currency forwards designated as accounting hedges of the net investment in foreign subsidiaries and the equity forward contracts on the Company's own shares that were treated equally as of December 31, 2001 and 2002.

The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm's length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market such value is determined using valuation techniques such as the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments, used by the Company for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparties.

Premiums paid or received on hedge derivative instruments are deferred and amortized over the life of the underlying hedged instrument or immediately when they are settled; in other cases, premiums are recorded in the income statement at the moment in which they are received or paid.

O) REVENUE RECOGNITION

Revenue is recorded upon shipment of cement and ready-mix concrete to customers. Income from activities other than the Company's main line of business is recognized when the revenue has been realized and there is no condition or uncertainty implying a reversal thereof.

P) CONTINGENCIES AND COMMITMENTS

Obligations or material losses, related to contingencies and commitments, are recognized when present obligations exist, as a result of past events, it is probable that the effects will materialize and there are reasonable elements for quantification. If there are no reasonable elements for quantification, a qualitative disclosure is included in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

Q) COMPREHENSIVE NET INCOME (note 14G)

Beginning in 2001, Bulletin B-4 Comprehensive Net Income ("Bulletin B-4"), requires the comprehensive net income presentation as a single item in the Statement of Changes in Stockholders' Equity. Comprehensive net income represents the change in stockholders' equity during a period for transactions and other events not representing contributions, reductions or distributions of capital.

R) USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the financial statements date and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

S) CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which the Company operates. No single customer accounted for a significant amount of the Company's sales in 2000, 2001 and 2002, and there were no significant accounts receivable from a single customer for the same periods. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

T) OTHER INCOME AND EXPENSE

Other income and expense consists primarily of goodwill amortization, anti-dumping duties, results from the sales of fixed assets, impairment charges of long-lived assets, results from the early extinguishment of debt and, in 2001, the costs related to the restructuring of the executive stock option programs (see note 15).

U) IMPAIRMENT OF LONG LIVED ASSETS

The Company periodically evaluates the physical state and performance of its machinery and equipment, and analyzes the impact that its sales and production forecasts may have over the expected future cash flows, in order to determine if there are elements indicating that the restated book values of these assets need to be adjusted for impairment. The provision for impairment is recorded in the income statement during the period when it is determined. The adjustment is determined by the excess of the carrying amount of the assets or group of assets over the net present value of estimated cash flows expected to be generated by such assets.

Likewise, the Company continually evaluates the balances of goodwill and other investments to establish if factors such as the occurrence of significant adverse events, changes in the environment in which the business operates and expectations of operating results for each business unit or affiliated entities, provide, in the judgment of the Company, elements indicating that the book value of goodwill or the investments may not be recovered, in which case an impairment loss is recorded in the period when such determination is made, resulting from the excess of the carrying amount of goodwill or the investments over net present value of estimated cash flows. For the year ended December 31, 2002, the Company recognized in the income statement within other expenses, net, an impairment loss of U.S.$9.0 million (Ps93.1) from goodwill related to the business unit engaged in the software development projects.

3. CASH AND INVESTMENTS

Consolidated cash and investments as of December 31, 2001 and 2002 consists of:


                                                           2001                   2002
                                                    -------------------    --------------------
Cash and bank accounts........................   Ps        2,808.1                 1,760.1
Fixed-income securities.......................             1,457.0                 1,987.8
Investments in marketable securities..........                23.0                     0.9
                                                    -------------------    --------------------
                                                 Ps        4,288.1                 3,748.8
                                                    -------------------    --------------------

4. TRADE ACCOUNTS RECEIVABLE

The Company evaluates each of its customers' credit and risk profiles in order to establish the required allowance for doubtful accounts. Trade accounts receivable as of December 31, 2001 and 2002 include allowances for doubtful accounts of Ps503.0 and Ps478.5, respectively.

The Company has established sales of trade accounts receivable programs with financial institutions ("securitization programs"). These programs were negotiated in Mexico during 2002, in the United States during 2001 and in Spain in 2000. Through the securitization programs, the Company effectively surrenders control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable (see note 5). The balances of receivables sold pursuant the securitization programs as of December 31, 2001 and 2002 were Ps2,993.0 (U.S.$299.0 million) and Ps5,045.9
(U.S.$486.1 million), respectively. The accounts receivable qualifying for sale do not include amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps83.1 (U.S.$8.3 million) in 2001 and Ps108.5 (U.S.$10.5 million) in 2002.

5. OTHER ACCOUNTS RECEIVABLE AND OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts receivable consist of:

                                                                                             December 31,
                                                                               ----------------------------------------
                                                                                      2001                  2002
                                                                               ------------------    ------------------
Non-trade receivables...................................................    Ps         1,430.4                1,122.4
Prepayments and valuation of derivative financial instruments...........               1,649.5                1,305.3
Interest and notes receivable...........................................                 348.3                  898.3
Advances for travel expenses and loans to employees.....................                 428.8                  379.0
Refundable income tax...................................................                 992.9                -
Other refundable taxes..................................................                 156.3                  489.2
                                                                               ------------------    ------------------
                                                                            Ps         5,006.2                4,194.2
                                                                               ==================    ==================

As of December 31, 2001 and 2002, non-trade receivables primarily consist of accounts receivable from the sale of fixed assets. Included in prepayments and valuation of derivative financial instruments as of December 31, 2001 and 2002, are advanced payments toward the final price of forward contracts and that will be settled at maturity of approximately Ps1,519.5 and Ps989.2 (see note 16A), respectively. Included in interest and notes receivables are amounts collectible by financial institutions, arising from the securitization programs (see note 4) for approximately Ps179.5 (U.S.$17.9 million) and Ps872.3 (U.S.$84.0 million) as of December 31, 2001 and 2002, respectively. Additionally, other refundable taxes as of December 31, 2002 includes Ps273.9 corresponding to a final resolution related to a business assets tax lawsuit.

Other accounts payable and accrued expenses consist of:


                                                                                            December 31,
                                                                              ----------------------------------------
                                                                                     2001                   2002
                                                                              ------------------     -----------------
                                                                                              --
Other accounts payable and accrued expenses.............................   Ps          3,473.4               2,981.6
Interest payable........................................................               1,065.4                 992.2
Tax payable.............................................................               2,065.9               1,157.8
Dividends payable.......................................................                  56.1                  60.2
Provisions..............................................................               1,787.5               2,368.7
Advances from customers.................................................                 584.3                 704.4
Prepayments and valuation of derivative financial instruments...........                 564.5               3,698.7
                                                                               -----------------     -----------------
                                                                           Ps          9,597.1              11,963.6
                                                                               ==================    =================

6. INVENTORIES

Inventories are summarized as follows:

                                                                                            December 31,
                                                                              ----------------------------------------
                                                                                              -- ---
                                                                                     2001                   2002
                                                                              --------------- --     -------------- --
                                                                                                     -------------- --
Finished goods...........................................................  Ps          1,945.9               1,452.0
Work-in-process..........................................................                796.1               1,558.0
Raw materials............................................................                678.4                 623.9
Supplies and spare parts.................................................              2,891.3               3,150.4
Advances to suppliers....................................................                333.8                 341.8
Inventory in transit.....................................................                170.0                 209.9
                                                                               -----------------     -----------------
                                                                           Ps          6,815.5               7,336.0
                                                                               ==================    ==================

7. OTHER CURRENT ASSETS

Other current assets consist of:
                                                                                            December 31,
                                                                              ----------------------------------------
                                                                                     2001                   2002
                                                                              ------------------     -----------------
Advanced payments........................................................  Ps            631.9                 466.7
Non-cement related assets................................................                347.3                 362.2
                                                                              ------------------     -----------------
                                                                           Ps            979.2                 828.9
                                                                               ==================    ==================

The non-cement related assets are stated at their estimated realizable value and mainly consist of (i) non-cement related assets acquired in business combinations, (ii) various assets held for sale received from customers as payment of trade receivables, and (iii) real estate held for sale.

During 2000, the Company recognized in other expenses net, an approximate loss of Ps27.6 from the sale of real estate in Puerto Vallarta, Mexico.

8. INVESTMENTS AND NONCURRENT RECEIVABLES

A)   INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method are summarized as follows:

                                                                                             December 31,
                                                                              -----------------------------------------
                                                                                     2001                   2002
                                                                              ------------------     ------------------
Book value at acquisition date........................................      Ps         2,919.8               3,254.1
Equity in income and other changes in stockholders' equity of
  subsidiaries and affiliated companies...............................                 2,253.1               2,555.7
                                                                               -----------------     ------------------
                                                                            Ps         5,172.9               5,809.8
                                                                               ==================    ==================

Investments held by subsidiaries in the Company's shares, amounting to Ps7,383.6 (146,868,013 CPOs and 1,791,695 appreciation warrants) and Ps6,517.6
(144,870,296 CPOs and 1,793,725 appreciation warrants) as of December 31, 2001 and 2002, respectively, are offset against majority interest stockholders' equity in the accompanying financial statements.

The Company's principal acquisitions and divestitures during 2000, 2001 and 2002, are the following:

I. On July 30, 2002, through a public tender offer and subsequent merger, a subsidiary of the Company acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc. ("PRCC"), a Puerto Rican cement producer, for approximately U.S.$180.2 million (U.S. $35 per share).
    The consolidated financial statements include the balance sheet of PRCC and the results of operations as of and for the five-month period ended December 31, 2002.

II. On July 12, 2002, a subsidiary of CEMEX acquired 1,508,794 common shares (approximately 15.1%) of CEMEX Asia Holdings Ltd. ("CAH"). Of this total, 25,429 shares were acquired for cash of approximately U.S.$2.3 million, while the remaining 1,483,365 shares were acquired through a forward contract requiring delivery of 28,195,213 CEMEX CPOs in four equal quarterly transactions beginning on March 31, 2003. For accounting purposes, the CAH shares to be received under the forward are considered as owned by the Company and are consolidated effective July 12, 2002, generating an account payable for approximately U.S.$140 million, the price of 28,195,213 CPOs on the date of the exchange agreements. The consolidation of the CAH shares was deemed appropiate since the exchange price was fixed, the physical delivery is a firm commitment and the CAH shareholders relinquished their risks of ownership of the CAH shares. As a result of these transactions, including the forward exchange, the indirect equity interest of the Company in CAH increased to 92.25%. Before these transactions, the indirect equity interest of CEMEX in CAH was 77.4%. CAH is a subsidiary created in 1999 by CEMEX and institutional investors in Asia to jointly invest in the region.

      During 2000, the CAH investors and CEMEX contributed capital of approximately U.S.$73 million and U.S.$251 million, respectively, in order for CAH to acquire from a subsidiary of the Company its 25.5% equity interest in

      PT Semen Gresik, Tbk. ("Gresik"), an Indonesian cement company, as well as other cement assets in Asia. In 1999, the minority investors contributed capital to CAH of approximately U.S.$142.9 million, and the Company, through its subsidiaries, contributed to CAH the economic benefit interest it held in its Philippines subsidiaries, Solid (formerly Rizal) and APO Cement Corporation ("APO"), amounting 70.0% and 99.9%, respectively. As a result , as of December 31, 2001 and 2000, the indirect participation of the Company in Solid and APO decreased to 54.2% and 77.3%, respectively.

III. In July 2002, a Company's subsidiary acquired the 30% remaining economic interest of Solid from third parties for approximately U.S.$95 million. As a result of this acquisition and the increase in CAH's equity interest previously detailed, as of December 31, 2002, the approximate indirect economic interest of CEMEX in Solid is 94.58%. Prior to this acquisition, the Company had a 70% economic interest in Solid through CAH.

IV. During 2001 and 2002, CEMEX, Inc., a subsidiary of the Company in the United States, sold aggregate quarries and other equipment for approximately U.S.$42 million and U.S.$49 million, respectively. In March 2001, CEMEX, Inc. was formed as a result of the merger of Southdown, Inc. ("Southdown") and CEMEX USA, Inc. In November 2000, through a public tender offer and subsequent merger, a subsidiary of the Company acquired 100% of Southdown's outstanding shares at a price of U.S.$73 per share. The total amount paid for the shares was approximately U.S.$2,628.3 million (Ps27,281.8). For the year ended December 31, 2000, the consolidated income statements included Southdown's results of operations for the two-month period ended December 31, 2000.

V. In May 2001, CAH acquired a 100% economic interest in CEMEX (Thailand) Co. Ltd. ("CEMEX Thailand") (formerly Saraburi Cement Company Ltd.), a Thai cement producer, for approximately U.S.$73 million, of which U.S.$13.7 million was contributed by the CAH minority investors. At December 31, 2001, the consolidated financial statements include CEMEX Thailand's balance sheet and the results of operations for the eight-month period.

VI. In addition, during 2001, the Company acquired majority interests in companies in diverse locations, for an approximate amount of U.S.$141.5 million, including real estate entities whose principal assets are land and buildings. The consolidated financial statements as of December 31, 2001, include the balance sheets of the acquired companies at the same date and the operating results of such companies for the periods from the acquisition date to year-end.

VII. In January 2001, the Company increased to 95.8% its equity interest in Assiut Cement, Co. ("Assiut"), its subsidiary in Egypt. Previously, in November and June 2000, a 2.9% equity interest was acquired from Assiut's employees and a 13% interest from the Egyptian government, respectively, for an aggregate of U.S.$66.8 million, increasing the Company's equity interest to 92.9%. In November 1999, the Company acquired from the Egyptian government 77% of Assiut's outstanding stock for approximately U.S.$318.8 million.

VIII. In June 2000, the Company sold to Marriott International, for U.S.$113 million, properties in the tourism industry, including its 100% equity interest in the Marriott Casa Magna hotels in Cancun and Puerto Vallarta, resulting a net loss of approximately Ps68.7, which was recorded in other expenses, net. In the year ended December 31, 2000, the consolidated income statements of the Company include the hotels' operating results for the five-month period ended May 31, 2000.

Certain condensed financial information of the companies acquired during 2001 and 2002, and that were consolidated in the Company's financial statements in the year of acquisition, is presented below:


                                                              2001                                  2002
                                               ----------------------------------    ----------------------------------
                                                   Saraburi            Others              PRCC              Others
                                               ---------------    ---------------    ----------------    --------------
Total assets..............................  Ps       353.1            2,337.1             3,782.6               216.4
Total liabilities.........................           131.0              932.2             3,495.5                25.5
Stockholders' equity......................           222.1            1,404.9               287.1               190.9
                                               ---------------    ---------------    ----------------    --------------
Sales.....................................  Ps       141.3              284.0               641.2                 2.2
Operating income (loss)...................            24.0               (8.2)               25.2                (5.7)
Net income (loss).........................            (9.8)             127.7                25.1               (70.3)
                                               ---------------    ---------------    ----------------    --------------

As of December 31, 2001 and 2002, the information of the main affiliated companies, and the restated investment recognized in the consolidated balance sheet are as follows:


                                                   Activity        Country        Equity        2001             2002
                                                                                interest %
                                                  ----------     ----------    -----------    -----------     ----------
PT Semen Gresik, Tbk..............................  Cement        Indonesia       25.5     Ps   2,064.2        2,415.4
Control Administrativo Mexicano, S.A. de C.V......  Cement         Mexico         49.0          1,420.0        1,640.4
Trinidad Cement Limited...........................  Cement        Trinidad        20.0            311.9          307.9
Cementos Bio Bio, S.A.............................  Cement          Chile         11.9            257.6          300.5
Cancem, S.A. de C.V...............................  Cement         Mexico         10.0            141.9          158.3
Lehigh White Cement Company.......................  Cement          U.S.          24.5            125.8          128.4
Societe des Ciments Antillais.....................  Cement        Antilles        26.1             86.9          108.5
Caribbean Cement Company Limited..................  Cement         Jamaica         5.0             68.3           70.9
Others............................................     -              -             -             696.3          679.5
                                                                                              -----------     ----------
                                                                                           Ps   5,172.9        5,809.8
                                                                                              ===========     ==========

B)   NONCURRENT ACCOUNTS RECEIVABLE

As of December 31, 2001 and 2002, approximately U.S.$105.3 million (Ps1,093.0) and U.S.$71.4 million (Ps741.3), respectively, was recognized in the balance sheet, representing the estimated fair value of the Company's long-term derivative financial instruments (see notes 12B and 16).

In May 2001, CEMEX sold to Citigroup, in accordance with the terms and conditions of a public tender offer launched in Mexico, its Banacci shares that were held in its long-term investments portfolio. The sale amount was approximately U.S.$162.4 million (Ps1,685.7) and generated a gain of approximately U.S.$131 million (Ps1,333.7) recognized in the Comprehensive Financing Result at December 31, 2001. Of this gain, approximately Ps794.1 corresponds to the reversal of unrealized valuation gains previously recorded in stockholders' equity.

9. PROPERTIES, MACHINERY AND EQUIPMENT

As of December 31, 2001 and 2002, the Company has assets in Mexico and Colombia that were adjusted for impairment during 1999. The assets subject to impairment are valued at their estimated realizable value, net of the expenses estimated for their disposal, and their depreciation has been suspended. As of December 31, 2002, the remaining book value of these assets is approximately Ps312.0, and it is the Company's intention to dispose of those that were completely closed. The impact of having suspended depreciation of these assets on 2000, 2001 and 2002 results was approximately Ps36.8, Ps38.2 and Ps36.9, respectively.

10. DEFERRED CHARGES

Deferred charges are summarized as follows:

                                                                                               December 31,
                                                                                  -------------------------------------
                                                                                        2001                 2002
                                                                                  ----------------     ----------------
Goodwill...................................................................   Ps        41,405.6             43,570.9
Cost of internally developed software......................................              1,455.3              2,454.7
Prepaid pension costs (note 13)............................................                723.5                385.9
Additional minimum liability (note 13).....................................                349.2                600.0
Deferred financing costs...................................................                722.2              1,039.8
Deferred income taxes......................................................              1,517.8              2,328.3
Others.....................................................................              4,732.1              4,772.2
Accumulated amortization...................................................             (8,265.3)           (10,420.5)
                                                                                  ----------------     ----------------
                                                                              Ps        42,640.4             44,731.3
                                                                                  ----------------     ----------------

11. SHORT-TERM BANK LOANS AND NOTES PAYABLE

As of December 31, 2001 and 2002, consolidated short-term debt by type of financing and currency, as well as the weighted-average interest rates, which include the effects of derivative financial instruments negotiated to exchange interest rates as well as interest rates and currencies (see note 12), are summarized as follows:

                                                                                        2001                 2002
                                                                                  ----------------     ----------------
 Current maturities of Euro medium-term notes .............................    Ps      2,702.7              4,754.0
 Revolving lines of credit.................................................            2,002.0              4,475.2
 Commercial paper programs.................................................            1,801.8              3,107.8
 Current maturities of other notes payable.................................            1,329.0                102.9
 Syndicated loans..........................................................              851.9                703.8
 Other loans and notes payable.............................................            1,598.3              1,319.1
                                                                                  ----------------     ----------------
                                                                               Ps     10,285.7             14,462.8
                                                                                  ================     ================

                                                 2001          Weighted average         2002          Weighted average
                                                                interest rate                           interest rate
                                            --------------    -----------------    --------------    ------------------
Dollar...................................Ps      8,929.6              4.56%             6,586.6              3.10%
Japanese Yen...............................          -                   -              6,279.9              3.15%
Euros......................................        880.4              4.07%               593.5              3.66%
Mexican Pesos..............................            -                 -                675.0              8.79%
Egyptian Pounds............................        354.7             11.42%               319.5             11.01%
Other currencies...........................        121.0             12.99%                 8.3              8.72%
                                            --------------                         --------------
                                         Ps     10,285.7                               14,462.8
                                            --------------                         --------------

As of December 31, 2001 and 2002, in order to: i) hedge contractual cash flows of certain financial debt with floating rates or, exchange floating for fixed interest rates of a portion of debt, and ii) reduce the financial cost of a portion of financial debt originally contracted in dollars or pesos, the Company has contracted derivative financial instruments related to short-term debt, which are listed below:

As of December 31, 2001, related to short-term debt, there were interest rate swaps to exchange fixed for floating interest rates, with a notional amount of U.S.$300 million and an estimated fair value gain of U.S.$0.2 million (Ps2.1), which was not recognized in the balance sheet or in the income statement pursuant to their hedging characteristics (see note 2N). These instruments were settled during 2002, realizing an approximate loss of U.S.$0.3 million (Ps3.1), recognized as part of the Comprehensive Financing Result. Likewise, as of December 31, 2002, the Company held interest rate swaps to exchange floating for fixed interest rates, negotiated and designated as accounting hedges of contractual cash flows (interest payments) of the related debt, with a notional amount of U.S.$306 million and an estimated fair value loss of U.S.$24.4 million (Ps253.3), recognized in other short-term accounts payable against stockholders' equity. This amount will be reversed through the income statement as the financial expense of the related financing debt is accrued. Periodic cash flows generated by interest rate swaps are recorded in financial expense as an adjustment to the effective interest rate of the related debt. As of December 31, 2001 and 2002, outstanding interest rate swaps covered approximately 34% and 48%, respectively, of the short-term debt denominated in dollars.

As of December 31, 2002, there are Cross Currency Swaps ("CCS"), through which the Company exchanges the originally contracted interest rates and currencies on certain notional amounts of short-term debt, and are described below:


                                                        Currencies                   Interest rates
                                                ------------------------- ----------------------------------------------
                                                                                                  Effective
     (Amounts in millions)                        Notional  Amount in new    CEMEX       CEMEX    interest    Estimated
          Related debt           Maturity dates     amount      currency    receives*      pays      rate      fair value
------------------------------- --------------- ----------- ------------- ----------- ----------- ----------- ----------
Mexican peso to dollar
Short-term notes................Jan 03 - Jun 03     Ps1,500    U.S.$145    TIIE+5bps   L +29bps      2.25%    U.S.$(9.6)
Dollar to Yen
Short-term notes................Jun 03 - Jun 05    U.S.$180   Yen 20,459  L + 183bps     3.16%       3.16%         6.1
                                                                                                              ----------
                                                                                                              U.S.$(3.5)
                                                                                                              ==========


* TIIE refers to Interbank Offering Rate in Mexico. LIBOR ("L") represents the London Interbank Offering Rate. Basis points ("bps") are decimals of interest rate, i.e., 1% = 100 basis points.

The periodic cash flows of CCS, arising from the exchange of interest rates as determined over the notional amounts in the new currencies, are recorded in financial expense as part of the effective interest rate of the related debt. The CCS have not been designated as accounting hedges; therefore, the Company recognizes the estimated fair value of the CCS as either assets or liabilities in the balance sheet and the changes in fair value through the income statement. Likewise, all financial assets and liabilities with the same maturity and that are intended to be settled simultaneously, have been offset for presentation purposes, in order to reflect the cash flows that the Company expects to receive or pay upon settlement of these financial instruments.

In respect to the estimated fair value of the short-term CCS as of December 31, 2002, a net liability of U.S.$3.5 million (Ps36.3) was recognized, of which a loss of approximately U.S.$2.9 million (Ps30.1), directly related to variations in exchange rates between the inception of the CCS and the balance sheet date, was offset for presentation purposes as part of the carrying amount of the underlying debt, and income of U.S.$0.5 million (Ps5.2), identified with the periodic cash flows for the interest rate swaps, was recognized as an adjustment of the related financing interest payable. The remaining liability of U.S.$1.1 million (Ps11.4) is presented in the consolidated balance sheet, decreasing other short-term receivables.

In addition, as of December 31, 2001 and 2002, there are call option contracts negotiated with financial institutions to exchange floating for fixed interest rates (swaptions) for a notional amount of U.S.$1,506 million and U.S.$1,000 million, respectively. For the sale of these options, the Company received premiums of approximately U.S.$12.2 million (Ps126.6) in 2001 and U.S.$57.6 million (Ps597.9) in 2002. These options have varying maturities until March 2003, and grant the counterparties the option to elect, at maturity of the options and on market conditions, to receive from CEMEX fixed rates and pay to CEMEX variable rates for a five-year period or request net settlement in cash. As of December 31, 2001 and 2002, premiums received, as well as the changes in the estimated fair value of these contracts, which represented losses of approximately U.S.$30.1 million (Ps312.4) and U.S.$110.9 million (Ps1,151.1), respectively, were recognized in the Comprehensive Financing Result. During 2001 and 2002, the call options that expired resulted in losses of approximately U.S.$3.4 million (Ps35.3) and U.S.$92.3 million (Ps958.1), respectively, which were recognized in the Comprehensive Financing Result. Currently, the Company cannot predict if market conditions prevailing at maturity of these options would cause the counterparties to exercise them or to elect for a cash settlement.

12. LONG-TERM BANK LOANS AND NOTES PAYABLE

As of December 31, 2001 and 2002, the consolidated long-term debt and interest rates, including the effects of derivative financial instruments negotiated to exchange interest rates as well as interest rates and currencies, is summarized as follows (note 12A and B):


                                                                                      Weighted-           Determination of
                                                                         Original      average            weighted-average
                                                          2001             rate      interest rate             rate
                                                     --------------     ---------    -------------     --------------------
 Bank loans
 Syndicated loans, 2002 to 2005..................Ps      14,973.4        Floating         3.75%     A  LIBOR + 103 bps
 Bank loans, 2002 to 2006........................         9,259.0        Floating         3.54%        LIBOR + 87 bps
 Bank loans, 2002 to 2005........................           298.7         Fixed           7.30%     A             -
                                                     --------------
                                   24,531.1
Notes payable
Euro medium-term notes, 2002 to 2009.............        11,611.5      B  Fixed          7.30%                    -
Medium-term notes, 2002 to 2008..................         9,058.6      B Floating        3.65%       A LIBOR + 204 bps
Medium-term notes, 2002 to 2008..................         3,495.0      B  Fixed          1.81%       A            -
Other notes, 2002 to 2011........................           647.1        Floating        2.04%         LIBOR + 11 bps
Other notes, 2002 to 2011........................           604.3         Fixed          8.56%                    -
                                                     --------------
                                                         25,416.5
                                                     --------------
                                                         49,947.6
Current maturities............................           (6,455.6)
                                                     --------------
                                                 Ps      43,492.0
                                                     ==============

                                                                                      Weighted-           Determination of
                                                                         Original      average            weighted-average
                                                          2001             rate      interest rate             rate
                                                     --------------     ---------    -------------     --------------------
Bank loans
Syndicated loans, 2003 to 2007................... Ps      9,207.6       Floating         2.31%         A LIBOR + 86 bps
Syndicated loans, 2003 to 2005...................         8,304.0         Fixed          4.13%                   -
Bank loans, 2003 to 2007.........................         7,919.0       Floating         2.59%        A LIBOR + 120 bps
Bank loans, 2003 to 2009.........................           261.5         Fixed          6.50%                   -
                                                    ---------------
                                                         25,692.1
Notes payable
Euro medium-term notes, 2003 to 2009..........            7,535.8     B  Fixed           10.61%                 -
Medium-term notes, 2003 to 2009..................         7,424.9     B Floating         2.19%        LIBOR + 80 bps
Medium-term notes, 2003 to 2008..................        10,489.5     B  Fixed           4.00%                  -
Other notes, 2003 to 2006........................            52.8       Floating         2.45%        LIBOR + 96 bps
Other notes, 2003 to 2009........................           959.1        Fixed           4.20%                  -
                                                    ---------------
                                                         26,462.1
                                                    ---------------
                                                         52,154.2
Current maturities............................           (6,753.2)
                                                    ---------------
                                                  Ps     45,401.0
                                                    ===============

In April 2002, the Company completed a tender offer for the early redemption of the Company's 12.7% U.S.$300 million notes, maturing in 2006, pursuant to which approximately U.S.$208.4 million principal amount was redeemed. As of December 31, 2002, the outstanding balance of these notes is U.S.$91.6 million. In 2002, related to the early redemption, an expense of approximately U.S.$54 million (Ps560.5) was recognized in other expenses, net.

As of December 31, 2001 and 2002, consolidated long-term debt by currency, including the CCS effects, is summarized as follows (note 12B):

                                                        2001                2002
                                                 ----------------     ----------------
Dollars.....................................  Ps      31,701.8             34,562.4
Euros.......................................           3,479.8              6,580.1
Japanese Yen................................           7,547.9              2,387.4
Mexican Pesos...............................     -                          1,499.9
Egyptian Pounds.............................             680.7                367.9
Other currencies............................              81.8                  3.3
                                                 ----------------     ----------------
                                              Ps      43,492.0             45,401.0
                                                 ================     ================

As of December 31, 2001 and 2002, the Yen to Dollar exchange rates were 131.57 and 118.80, respectively, and the Euro to Dollar exchange rates were 1.135 and 0.952, respectively.

The maturities of long-term debt as of December 31, 2002 are as follows:

                                                             Consolidated
                                                           ----------------
2004................................................    Ps    19,244.4
2005................................................           6,408.5
2006................................................           6,272.5
2007................................................           2,485.5
2008 and thereafter ................................          10,990.1
                                                           ----------------
                                                        Ps    45,401.0
                                                           ----------------

As of December 31, 2002, the Company and its subsidiaries have the following lines of credit, both committed and subject to the banks' availability, at annual interest rates ranging from 1.45% to 15.6%, depending on the negotiated currency:


                                                                                   Line of Credit         Available
                                                                                  ----------------    -----------------
European commercial paper (U.S.$600 million)...............................    Ps     6,228.0              5,013.5
U.S. commercial paper (U.S.$275 million)...................................           2,854.5                934.2
Mexican commercial paper (Ps2,500 million).................................           2,500.0                650.0
Syndicated loan (U.S.$400 million).........................................           4,152.0                      -
Promissory notes (Ps5,000 million).........................................           5,000.0              3,346.0
Lines of credit of foreign subsidiaries....................................           4,407.6              2,102.3
Other lines of credit from Mexican banks...................................             830.4                      -
Other lines of credit from foreign banks...................................           4,463.4                721.4
                                                                                  ----------------    -----------------
                                                                               Ps    30,435.9             12,767.4
                                                                                  ================    =================

In the consolidated balance sheet at December 31, 2001 and 2002, there were short-term debt transactions amounting to U.S.$546 million (Ps5,465.4) and U.S.$450 million (Ps4,671.0), classified as long-term debt due to the Company's ability and the intention to refinance such indebtedness with the available amounts of the committed long-term lines of credit.

As of December 31, 2001 and 2002, in order to: i) hedge contractual cash flows of certain financial debt with floating rates or exchange floating for fixed interest rate of a portion of debt (see note 12A), and ii) reduce the financial cost of debt originally contracted in dollars or pesos (see note
12B), the Company has negotiated derivative financial instruments related to long-term debt, which are described below:

A)   Interest Rate Swap Contracts.

The information of interest rate swaps related to long-term financial debt is summarized as follows:


    (U.S. dollars millions)
                                                                                                  Effective
                                 Notional      Debt                      CEMEX         CEMEX       interest     Estimated
      Related debt                amounts    currency  Maturity date    receives*       pays        rate       fair value
---------------------------------------------------------------------------------------------------------------------------
Interest rate swaps in 2001
Medium-term notes..............        711    Dollar   Mar 06 - Mar 08     7.80%      L + 249 bps    4.18%  U.S.$   5.7
Bank loans......................       850    Dollar      Oct 2002     L + 33.5 bps     2.71%        4.52%         (1.2)
Syndicated loans................       722     Euro       Dec 2004      E + 77 bps    L + 24 bps     2.06%         (0.1)
                                -----------                                                                 ------------
                                     2,283                                                                   U.S.$  4.4
                                ===========                                                                 ===========
Interest rate swaps in 2002
Bank loans......................       300    Dollar      Jul 2007         LIBOR         4.15%       5.53%   U.S.$(20.1)
Syndicated loans................       500    Dollar      Aug 2007         LIBOR          4.07%      4.07%        (28.0)
                                ------------                                                                 ------------
                                       800                                                                   U.S.$(48.1)
                                ============                                                                 ============

* EURIBOR ("E") represents the Euro Interbank Offering Rate. LIBOR ("L") represents the London Interbank Offering Rate. Basis points ("bps") are decimals of interest rate, i.e., 1% = 100 basis points.

Periodic cash flows generated by these instruments are recorded in interest expense, as part of the effective interest rate of the related debt. As of December 31, 2001, the estimated fair value gain of the interest rate swaps was not recognized for accounting purposes given their hedge characteristics (see note 2N), except for a portion of the estimated fair value loss of the swap related to the Euro, given that the line of credit in Euros equivalent to U.S.$722 million was not entirely withdrawn. As of December 31, 2002, the estimated fair value of the interest rate swaps to exchange floating for fixed rates, designated as accounting hedges to the contractual cash flows of the related debt (interest payments), had an approximate loss of U.S.$48.1 million (Ps499.3) that was recognized in other long-term accounts payables against stockholders' equity, and will be reversed through the income statement as the financial expense of the related financing debt is accrued. During 2001 and 2002, in agreement with the financial counterparties, the Company settled the swap contracts it had outstanding at the end of the prior year, realizing approximate gains of U.S.$20.5 million (Ps212.8) in 2001 and U.S.$14.5 million (Ps150.5) in 2002, equivalent to the estimated fair value as of the liquidation date, and which were recorded in the Comprehensive Financing Result.

As of December 31, 2001 and 2002, the Company held Forward Rate Agreement contracts ("FRAs") for a notional amount of U.S.$800 million and U.S.$650 million, respectively, with maturities on different dates until June 2003, negotiated to fix the interest rate of debt issuances that are expected to be negotiated in the short-term. Likewise, there are floor and cap option contracts for a notional amount of U.S.$711 million in both years, with maturity in March

2008, structured as part of an interest rate swap for the same notional amount that was settled during 2002. The changes in the estimated fair value of these contracts represented losses of approximately U.S.$68.8 million (Ps688.7) in 2001 and U.S.$88.9 million (Ps922.8) in 2002, and were recognized in the balance sheet against the Comprehensive Financing Result, except for a loss in 2002 of approximately U.S.$42.4 million (Ps440.1), which was recognized in stockholders' equity given that it corresponds to the change in valuation after these contracts were designated as accounting hedge of forecasted cash flows (interest payments) related to new debt issuances. This amount will be recognized in the income statement as the effects of the related forecasted debt have an impact on the financial expense through the accrued interest or immediately when there is evidence that the new debt will not be contracted.

B)    Cross Currency Swap Contracts.

As of December 31, 2001 and 2002, there are Cross Currency Swaps ("CCS"), through which the Company exchanges the originally contracted interest rates and currencies on notional amounts of related long-term debt. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS, match, in interest payment dates and conditions, those of the underlying debt. If there is no early settlement, at maturity of the contracts and the underlying debt, the Company and the counterparty will exchange notional amounts, so the Company will receive the cash flow in the currency of the underlying debt necessary to cover its primary obligation, and will pay the notional amount in the exchanged currency. As a result, the original financial risk profile related to interest rates and foreign exchange variations of the underlying debt has been effectively exchanged. The CCS information is as follows:

                                                         Currencies                  Interest rates
                                                 ------------------------------------------------------------
      (Amounts in millions)                                                                          Effective
                                                   Notional   Amount in        CEMEX      CEMEX      interest  Estimated
Related debt                      Maturity date     Amount   new currency     Receives     Pays        rate    fair value
-------------------------------- --------------- ----------- ------------- ------------ ----------- --------- -----------
CCS in 2001
Mexican peso to dollar
Medium-term notes................ Nov 04 - Nov 06    Ps1,800    U.S.$194         12.20%    L+63 bps     1.73% U.S.$  13.7
Mexican peso to yen
Medium-term notes................ Jan 05 - Jan 06    Ps3,004    Yen 34,739       13.32%    2.65%        0.52%        83.7
Dollar to yen
Euro medium-term notes........... Jun 03 - Jul 03   U.S.$600    Yen 64,468        7.77%    3.18%        3.98%       145.5
                                                                                                              -----------
                                                                                                               U.S.$242.9
                                                                                                              ===========
CCS in 2002
Mexican peso to dollar
Medium-term notes................ Nov 04 - Dec 08    Ps2,465    U.S.$230     TIIE+54bps   L+101 bps     2.86%  U.S.$ 16.0
Mexican peso to dollar
Medium-term notes................ Apr 05 - Apr 07    Ps4,225    U.S.$377         10.93%   L+26 bps       1.34%       51.8
Mexican peso to yen
Medium-term notes................ Jun 05 - Jan 06    Ps3,058    Yen 27,308       11.76%       2.55%     3.78%        83.4
Dollar to yen
Euro medium-term notes...........    Jul 2003       U.S.$500    Yen 51,442        8.75%       3.14%     3.14%        93.7
                                                                                                              -----------
                                                                                                               U.S.$244.9
                                                                                                              ===========

The periodic cash flows on these instruments arising from the exchange of interest rates, as determined over the new currency amounts, are recorded in interest expense as part of the effective interest rate of the related debt. The CCS have not been designated as accounting hedges; therefore, the Company recognizes the estimated fair values of the CCS as assets or liabilities in the balance sheet, and the changes in such estimated fair values through the income statement. All financial assets and liabilities with the same maturity and that are intended to be settled simultaneously have been offset for presentation purposes in order to reflect the cash flows that the Company expects to receive or pay upon settlement of the financial instruments.

As of December 31, 2001, in respect of the estimated fair value recognition of the CCS, the Company recorded a net asset of U.S.$242.9 million (Ps2,431.4) against the Comprehensive Financing Result, of which a gain of approximately U.S.$175.9 million (Ps1,760.7) directly related to variations in exchange rates between the inception of the CCS and the balance sheet date was offset for presentation purposes as part of the underlying debt carrying amount and a gain of approximately U.S.$14.8 million (Ps148.1) related to periodic cash flow exchanges (interest payments) was recognized as an adjustment of the related financing interest payable. The remaining net asset of U.S.$52.2 million (Ps522.5) was recognized in the consolidated balance sheet within other long-term receivables.

As of December 31, 2002, related to the estimated fair value of the CCS, the Company recognized a net asset of U.S.$244.9 million (Ps2,542.1), of which U.S.$194.2 million (Ps2,015.8) relates to a prepayment made to a yen obligation and is presented decreasing the carrying amount of the related debt, while U.S.$50.7 million (Ps526.3), which represents the CCS' estimated fair value before prepayment effects, includes a loss of approximately U.S.$17.1 million (Ps177.5), which is directly related to variations in exchange rates between the inception of the CCS and the balance sheet date, and was offset for presentation purposes as part of the related debt carrying amount, and a gain of approximately U.S.$25.4 million (Ps263.6), identified with the periodic cash flows for the interest rates swap, was recognized as an adjustment of the related financing interest payable. The remaining net asset of U.S.$42.4 million (Ps440.1) was recognized within other short and long-term receivables for U.S.$12.1 million (Ps125.6) and U.S.$30.3 million (Ps314.5), respectively. For the years ended December 31, 2001 and 2002, the changes in the CCS' estimated fair value, excluding prepayment effects in 2002, resulted in a gain of approximately U.S.$191.6 million (Ps1,917.9) and a loss of approximately U.S.$192.2 million (Ps1,995.0), respectively, which were recognized within the Comprehensive Financing Result.

As of December 31, 2001 and 2002, the effect of having made the accounting assets and liabilities offset, mentioned above, is that the book value of the financial indebtedness directly related to the CCS is presented as if it had been effectively negotiated in the exchanged currencies instead of in the originally negotiated currencies. Assuming the early liquidation of the CCS, the financial liabilities and related financial expense in respect of the underlying financial indebtedness, would be established beginning as of the settlement, in the rates and currencies originally contracted.

Additionally, as of December 31, 2001 and 2002, there are other currency instruments with notional amounts of U.S.$100 million and U.S.$104.5 million, respectively, maturing in July and August 2003, related to financial debt expected to be negotiated in the near future. These contracts had an estimated fair value gain of U.S.$8.9 million (Ps89.1) in 2001 and a loss of U.S.$6.8 million (Ps70.6) in 2002, recognized within the Comprehensive Financing Result.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company's exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and consequently, there is no direct measure of the Company's exposure to the use of these derivatives. The amounts exchanged in cash are determined based on the basis of the notional amounts and other terms included in the derivative financial instruments.

C)   Guaranteed Debt.

As of December 31, 2001 and 2002, CEMEX Mexico and ETM jointly, fully and unconditionally guarantee indebtedness of the Company for an aggregate amount of U.S.$2,196 million and U.S.$2,339 million, respectively. The combined summarized financial information of these guarantors as of December 31, 2001 and 2002 is as follows:


                                                            2001                2002
                                                     ----------------    -----------------
 Assets......................................     Ps   120,912.8              114,023.5
 Liabilities.................................          101,124.6               54,378.2
 Stockholders' equity........................           19,788.2               59,645.3
                                                     ----------------    -----------------
 Net sales...................................     Ps    22,604.3               21,753.3
 Operating income............................            1,616.6                3,405.4

 Net income..................................           10,357.6                  434.2
                                                     ----------------    -----------------

Certain debt contracts guaranteed by the Company and/or some of its subsidiaries, contain restrictive covenants limiting sale of assets, maintenance of controlling interest on certain subsidiaries, limiting liens, and requiring compliance with financial ratios. The Company obtains waivers prior to the occurrence of events of default.

13. PENSION PLANS, SENIORITY PREMIUM AND OTHER POSTRETIREMENT BENEFITS

The net periodic cost of pension plans, seniority premium and other postretirement benefits, for the years ended December 31, 2000, 2001 and 2002 (see note 2J), are as follows:

Components of net periodic cost:                                           2000             2001              2002
                                                                       --------------    ------------     -------------
Service cost......................................................  Ps        230.2           325.0             274.4
Interest cost.....................................................            162.6           289.3             282.7
Actuarial return on plan assets...................................           (109.2)         (348.0)           (362.0)
Amortization of prior service cost, changes in assumptions and                    0             5                 4
  experience adjustments..........................................             29.             49.               55.
Results from extinguishment obligations...........................           -                -                 (44.1)
                                                                       --------------    ------------     -------------
                                                                    Ps        312.6           315.8             206.4
                                                                       --------------    ------------     -------------

The following table presents the reconciliation of the actuarial value of postretirement benefit obligations and the funded status (see note 2J), as of December 31, 2001 and 2002:

                                                                                             2001              2002
                                                                                        -------------     -------------
Change in benefit obligation:
Projected benefit obligation ("PBO") at beginning of year.........................   Ps     4,840.7           5,219.8
Service cost......................................................................            325.0             274.5
Interest cost.....................................................................            289.3             282.7
Actuarial result..................................................................             15.5             195.9
Acquisitions......................................................................              -               397.5
Initial valuation of other postretirement benefits................................            155.6              10.8
Foreign exchange fluctuations and inflation adjustments...........................            (15.3)             63.0
Extinguishment of obligations.....................................................              -              (159.4)
Benefits paid.....................................................................           (391.0)           (326.7)
                                                                                        -------------     -------------
Projected benefit obligation ("PBO") at end of year...............................          5,219.8           5,958.1
                                                                                        -------------     -------------
                                                                                                   --
Change in plan assets:
Fair value of plan assets at beginning of year....................................          4,008.2           4,770.9
Real return on plan assets........................................................            389.7            (281.1)
Acquisitions......................................................................                -             292.8
Foreign exchange fluctuations and inflation adjustments...........................            (65.6)             68.4
Employer contributions............................................................            636.5             101.4
Extinguishment of obligations.....................................................              -              (177.7)
Benefits paid from the funds......................................................           (197.9)           (192.1)
                                                                                        -------------     -------------
Fair value of plan assets at end of year..........................................          4,770.9           4,582.6
                                                                                        -------------     -------------
Amounts recognized in the balance sheets consist of:
Funded status.....................................................................            448.9           1,375.5
Unrecognized prior service cost...................................................           (858.1)           (782.7)
Unrecognized net actuarial results................................................           (663.5)         (1,578.7)
                                                                                        -------------     -------------
  Accrued benefit liability (prepayment)..........................................         (1,072.7)           (985.9)
  Additional minimum liability....................................................            349.2             600.0
                                                                                        -------------     -------------
      Net liability (prepayment) recognized in the balance sheet..................   Ps      (723.5)           (385.9)
                                                                                        =============     =============

As of December 31, 2001 and 2002, the actual benefit obligation ("ABO"), equivalent to the PBO not considering salaries increases, amounted to Ps4,442.6 and Ps4,603.7, respectively, of which the vested portion was Ps1,101.3 as of December 31, 2001 and Ps1,168.6 in 2002.

The Company recognizes an additional minimum liability and an intangible asset or charge to stockholders' equity in those individual cases when the net projected liability (funded status less amortizing items) exceeds the net actual liability (ABO less plan assets). As of December 31, 2001 and 2002, the Company recognized a minimum liability and an intangible asset of Ps349.2 and Ps600.0, respectively.

As of December 31, 2001 and 2002, the net periodic cost and the actuarial value of postretirement benefits, include the cost and obligations of postretirement benefits other than pensions, such as seniority premiums granted by law, as well as health care and life insurance benefits that the Company has granted to retirees. For the years ended December 31, 2001 and 2002, the net periodic cost includes Ps49.1 and Ps75.3, representing the approximate cost corresponding to postretirement benefits other than pensions, respectively.

Prior service cost and net actuarial results are amortized over the estimated service life of the employees under plan benefits. The estimated service life for pension plans is 18 years and for other postretirement benefits is 13 years.

As of December 31, 2001 and 2002, the plan assets are mainly composed of fixed return instruments and stock of companies traded in formal stock exchanges.

The Company applies real rates (nominal rates discounted for inflation) in the actuarial assumptions used to determine postretirement benefit obligations. The most significant assumptions used during the last three years in the determination of net periodic cost were the following:

                                                                            2000              2001             2002
                                                                        ------------     -------------    -------------
Range of discount rates used to reflect the obligations' present value  3.5 % - 7.8%      3.5 % - 7.1%    3.0% - 7.0%
Weighted average rate of return on plan assets.....................           8%               8%             7.8%
                                                                        ------------     -------------    -------------

During 2002, the subsidiary of CEMEX in Spain, in agreement with its employees, changed the structure of most of its defined benefit plans, replacing them with defined contribution structures. In connection to this change, the subsidiary contributed, on behalf of its employees covered by the new plans, assets for an amount equivalent to the obligation value as of the date of the exchange. These assets were already restricted within the previous plans. As a result of writing off the projected benefit obligations and the non-amortized items, net of the assets contributed, as of December 31, 2002, for the change in the plans' structure, no significant effect was reflected in the income statement.

14. STOCKHOLDERS' EQUITY

A) CAPITAL STOCK

The authorized capital stock of the Company as of December 31, 2002 is as follows:

                                                                                 Series A (1)         Series B (2)
                                                                              -----------------    -----------------
 Subscribed and paid shares................................................      3,331,300,154         1,665,650,077
 Treasury shares (3).......................................................        166,400,476            83,200,238
 Unissued shares authorized for Executive Stock Option Plans...............        116,526,096            58,263,048
                                                                              -----------------    -----------------
                                                                                 3,614,226,726         1,807,113,363
                                                                              -----------------    -----------------

(1) Series "A" or Mexican shares must represent at least 64% of capital stock.
(2)  Series "B" or free subscription shares must represent at most
     36% of capital stock.
(3) Includes the shares acquired under the share repurchase program, and those shares authorized by the Ordinary Stockholders' Meeting of April 25, 2002, which have not been subscribed.

Of the total number of shares, 3,267,000,000 correspond to the fixed portion and 2,154,340,089 correspond to the variable portion.

On April 25, 2002, the Annual Stockholders' Meeting approved: (i) a reserve for share repurchase of up to Ps5,000.0 (nominal amount), under which, as of December 31, 2002, shares equivalent to 7,609,200 CPOs have been repurchased, representing a reduction in the repurchase reserve of Ps362.2; (ii) an increase in the variable capital stock through the capitalization of retained earnings for up to Ps3,213.1 (nominal amount), by the issuance of shares, as a stock dividend, equivalent to up to 140,000,000 CPOs, at a subscription value of Ps46.336 (nominal amount) per CPO, or instead, stockholders could have chosen to receive Ps2.00 (nominal amount) in cash for each CPO. As a result, shares equivalent to 64,408,962 CPOs were subscribed and paid, representing an increase in common stock of Ps2.2 and in additional paid-in capital of Ps3,082.2, while a cash payment of approximately Ps232.5 was made during 2002; and (iii) the cancellation of 169,206,112 Series "A" shares and 84,603,056 Series "B" shares that were held in the Company's treasury.

In September 2000, the Company established a share repurchase program through the Mexican Stock Exchange ("MSE"), approved by its board of directors, for up to U.S.$500 million. This program was effective from October 2000 to December

2001. During 2000 and 2001, under this program, a total of 3,086,000 CPOs and 4,978,000 CPOs, respectively, were acquired, resulting in a common stock reduction of Ps0.1 in 2000 and Ps0.2 in 2001, and in the repurchase reserve of Ps130.9 in 2000 and Ps222.1 in 2001. On April 26, 2001, at the Annual Stockholders' Meeting, shares equivalent to 3,086,000 CPOs were cancelled. The 4,978,000 remaining CPOs were acquired in 2001 after the meeting.

B) RETAINED EARNINGS

Retained earnings as of December 31, 2002, include Ps69,885.4 of earnings generated by subsidiaries and affiliated companies that are not available to be paid as dividends by CEMEX until these entities distribute such amounts to CEMEX. Additionally, retained earnings include a share repurchase reserve in the amount of Ps5,137.5. Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth (20%) of the common stock. As of December 31, 2002, the legal reserve amounted to Ps1,249.6.

Earnings distributed as dividends in excess of tax earnings will be subject to tax payment at a 34% rate, in which case, only 66% of retained earnings may be distributed to the shareholders.

C) EFFECTS OF INFLATION

The effects of inflation on majority interest stockholders' equity as of December 31, 2002 are as follows:


                                                                   Historical           Inflation           Total
                                                                     cost              adjustment
                                                                 --------------     ----------------    ---------------
Common stock...............................................   Ps         55.5              3,305.8            3,361.3
Additional paid-in capital.................................          16,983.8             13,913.6           30,897.4
Deficit in equity restatement..............................              -               (61,861.3)         (61,861.3)
Cumulative initial deferred income tax effects.............          (4,697.9)              (498.9)          (5,196.8)
Retained earnings..........................................          50,097.8             36,927.2           87,025.0
Net income.................................................   Ps      5,339.9                 60.5            5,400.4
                                                                 -=============     ================    ===============

D) FOREIGN CURRENCY TRANSLATION

The foreign currency translation results recorded in stockholders' equity for the years ended December 31, are summarized as follows:

                                                                     2000                 2001               2002
                                                                 --------------     ----------------    ---------------
                                                                                                  --
  Foreign currency translation adjustment.................... Ps       (872.4)            (2,438.5)           6,370.2
  Foreign exchange gain (loss) (1) ..........................          (181.8)               751.3           (2,576.7)
                                                                 --------------     ----------------    ---------------
                                                              Ps     (1,054.2)            (1,687.2)           3,793.5
                                                                 ==============     ================    ===============

(1) Foreign exchange results from the financing identified with the acquisitions of foreign subsidiaries.

The foreign currency translation adjustment includes foreign exchange results of financing related to the acquisition of foreign subsidiaries made by the Company's subsidiary in Spain of expenses of Ps659.9 in 2000 and Ps44.8 in 2001 and income of Ps151.4 in 2002.

E) PREFERRED STOCK

In February 2002, the Company renegotiated the preferred stock issued in November 2000 by a Dutch subsidiary for U.S.$1,500 million with an original maturity in May 2002; as a result, preferred stock in the amount of U.S.$250 million was redeemed and the maturity of the balance outstanding as of December 31, 2002 of U.S.$650 million (Ps6,747) was extended, of which U.S.$195 million will mature in February 2004 and U.S.$455 million will mature in August 2004. The Company also negotiated the possibility of increasing the program up to U.S.$1,200 million. During 2001, the Company redeemed a portion of the then outstanding preferred stock in the amount of U.S.$600 million, and at year-end 2001, the balance outstanding was U.S.$900 million (Ps9,834.2). The preferred stock, which is mandatorily redeemable upon maturity, grants its holders 10% of the subsidiary's voting rights, as well as the right to receive a guaranteed variable preferred dividend. Holders of the preferred stock have the option, in certain circumstances, to subscribe for additional preferred stock or common shares for up to 51% of the subsidiary's voting rights. This transaction is included as minority interest. Preferred dividends declared during 2000, 2001 and 2002 of approximately U.S.$17 million (Ps174.6), U.S.$76 million (Ps778.5) and U.S.$23.2 million (Ps235.0), respectively, were recognized as part of minority interest in the consolidated income statements.

Related to the capital securities issued in 1998 by a subsidiary of CEMEX in Spain for U.S.$250 million with an annual dividend rate of 9.66%, in April 2002, through a tender offer, U.S.$184 million of capital securities were redeemed. The amount paid to the holders in excess of the nominal amount of the capital securities pursuant the early redemption of approximately U.S.$20 million (Ps207.6) was recorded against stockholders' equity. The balance outstanding at December 31, 2001 and 2002 was U.S.$250 million (Ps2,502.5) and U.S.$66 million (Ps685.1), respectively. The Company has an option to repurchase the remaining securities on November 15, 2004, or on any subsequent dividend payment date. Additionally, the holders have the right to sell them to the Company on May 15, 2005. This transaction is recorded as minority interest. Preferred dividends declared on the capital securities during 2000, 2001 and 2002 of approximately U.S.$24.2 million (Ps253.1), U.S.$24.2 million (Ps245.6) and U.S.$11.9 million (Ps120.0), respectively, were recognized as part of the minority interest in the consolidated income statements.

F) OTHER EQUITY TRANSACTIONS

In December 2001, the Company concluded a simultaneous and voluntary public purchase and sale offer for its warrants and an exchange offer for its ADWs, outstanding as of the offer date, in exchange for new warrants and new ADWs maturing in December 2004, under a one for one exchange ratio. Of the total 105 million warrants and ADWs, originally issued in December 1999 by means of a public offer in the MSE and the NYSE for a term of three years maturing in December 2002, 103,790,945, representing 98.85% of the total warrants under this program, were presented and exchanged for new warrants and ADWs. The new warrants and new ADWs trade on the MSE and the NYSE, respectively, meeting the distribution requirements of both exchanges, while the old warrants and old ADWs that were not exchanged expired in December 2002. During 2001, except for the normal fees required to carry out the previously mentioned public offer, the Company did not incur any gain or loss on this transaction. The warrants permit the holders to benefit from the future increases in the market price of the Company's CPO above the strike price, which originally was 6.20 dollars per warrant, within certain limits and subject to technical adjustments. The benefit, should any exist, will be paid in CPOs of the Company. The warrants were subscribed as American Depositary Warrants ("ADWs") listed on the NYSE; each ADW is equivalent to 5 warrants. All the CPOs and ADSs required to cover the warrants future exercises, for the old program and the new warrants, are available through equity forward contracts with financial institutions (see note 16A).

As of December 31, 2001 and 2002, there is a transaction totaling U.S.$96.3 million (Ps964.0) and U.S.$90.6 million (Ps940.3), respectively, through which, in December 1995, the Company transferred financial assets to a trust, while simultaneously investors contributed U.S.$123.5 million in exchange for notes representing a beneficial interest in the trust. The Company has the option to reacquire the related assets at different dates until maturity in 2007. This transaction is included as minority interest. The Company's cost of retaining its option to reacquire the related assets during 2000, 2001 and 2002 was approximately U.S.$14.4 million (Ps149.7), U.S.$13.8 million (Ps138.1) and U.S.$13.2 million (Ps136.8), respectively, and was recorded as part of the financial expense in the consolidated income statements.

G) COMPREHENSIVE NET INCOME (LOSS)

The main items included in the comprehensive net income (loss) for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                                             2000              2001             2002
                                                                         --------------    -------------    -------------
Majority interest net income.......................................    Ps    10,389.1         11,789.8          5,400.4
Deficit in equity restatement:
 Effects from holding non-monetary assets..........................          (2,958.5)        (2,629.4)        (9,680.7)
 Foreign currency translation adjustment...........................            (872.4)        (2,438.5)         6,370.2
 Capitalized foreign exchange result (note 14D)....................            (181.8)           751.3         (2,576.7)
 Additional minimum liability......................................            (208.4)           208.4             -
 Valuation of investments available for sale (note 8B).............             215.2           (794.1)           -
 Hedge derivative instruments (notes 11,12 and 16).................              92.3            -             (2,171.0)
 Deferred income tax of the year charged directly to
   stockholders'equity (note 17)...................................           1,016.9            439.9          1,016.7
 Equity instruments' early redemption results......................            -                 -               (207.6)
 Inflation effect on equity 1......................................              (6.4)           103.8              -
                                                                         --------------    -------------    -------------
   Deficit in equity restatement...................................          (2,903.1)        (4,359.1)        (7,249.1)
Cumulative initial deferred income tax effects.....................          (5,196.8)            -                -
                                                                         --------------    -------------    -------------
   Other comprehensive income (loss)...............................          (8,099.9)        (4,359.1)        (7,249.1)
                                                                         --------------    -------------    -------------
   Majority comprehensive net income (loss)........................           2,289.2          7,430.7         (1,848.7)
   Minority interest...............................................             810.5          1,534.7            384.7
                                                                         --------------    -------------    -------------
   Total comprehensive net income (loss)...........................    Ps     3,099.7          8,965.4         (1,464.0)
                                                                         ==============    -============    =============

1. Corresponds to the adjustment resulting from the use of the weighted average index for the restatement of stockholders' equity and for the use of the index of inflation in Mexico to restate common stock and additional paid-in capital (see note 2B).

15. EXCECUTIVE STOCK OPTION PROGRAMS

The information relating to stock option programs, presented in terms of equivalent CPOs and considering the effect of the options' exchange program described below, are summarized as follows:

                                          Fixed program         Special program        Variable              Voluntary
                Options                        (A)                    (B)             program (C)           programs (D)
---------------------------------------- ------------------    ----------------    -----------------      ---------------
As of December 31, 2000...............         56,468,650             -                    -                 22,077,878
Changes in 2001:
Granted...............................         13,040,992             -                88,937,805                -
Redeemed..............................        (57,448,219)            -                    -                     -
Canceled..............................           (237,538)            -                    -                     -
Exercised.............................         (3,128,489)            -                    -                  (1,861,918)
                                         ------------------    ----------------    -----------------      ---------------
As of December 31, 2001...............          8,695,396             -                88,937,805            20,215,960
Changes in 2002:
Granted...............................           -                  4,963,775          16,949,800             2,120,395
Exercised.............................         (2,119,871)            -                (7,294,781)            (6,287,050)
                                         ------------------    ----------------    -----------------      ---------------
As of December 31, 2002...............          6,575,525           4,963,775           98,592,824           16,049,305
                                         ==================    ================    =================      ===============
Exercise prices in 2002:
Exercise price in pesos *.............         28.86                  -                    -                     -
Exercise price in dollars *...........           -                  5.01                 5.04                  4.78
                                         ==================    ================    =================      ===============
At December 31, 2002:
Exercise price in pesos *.............         30.19                  -                    -                     -
Exercise price in dollars *...........           -                  5.01                 5.14                  4.65
Exercise price........................         Fixed                Fixed              Floating              Floating
Remaining average life................       4.2 years            9.0 years           9.1 years              1.8 years
                                         ==================    ================    =================      ===============

* Weighted average exercise price per CPO.

A) Fixed program

Through October 31, 2001, the Company had granted to its executives a stock option program ("fixed program") for the acquisition of the Company's common stock in the form of CPOs. This program was replaced in November 2001 through a voluntary exchange program (see "variable program"). In 1995, the Company was authorized to grant to eligible executives, stock option rights, for a 10 year tenure after issuance, to subscribe for up to 72,100,000 CPOs, which would be issued through the exercise of the options, increasing the balance of common stock, additional paid-in capital and the outstanding number of shares. The exercise price of the options granted, established in Mexican pesos and fixed throughout the life of the program, was equivalent to the market price of the CPO at the grant date. Exercise prices reflect technical antidilution adjustments for stock dividends. The executives' option rights may be exercised up to 25% annually during the first four years after having been granted. The CPOs issued upon the exercise of options were paid at their assigned exercise prices, generating additional paid-in capital of Ps111.0 and Ps72.9 during 2001 and 2002, respectively.

B) Special program

During 2002, as part of the agreements resulting from the acquisition of CEMEX, Inc. (formerly Southdown), a stock option program to purchase CEMEX ADSs ("special program"), was established for CEMEX, Inc.'s executives. The options granted have a fixed exercise price in dollars, equivalent to the market price of the ADS as of the grant date, and have a 10 year tenure. The executives' option rights may be exercised up to 25% annually during the first four years after having been granted. The options exercises are hedged with shares currently owned by subsidiaries, potentially increasing the stockholders' equity balance and the outstanding number of shares.

C) Variable program

In order to better align the executives' interests with those of the shareholders, in November 2001, the Company implemented a voluntary options exchange to establish a stock option program with exercise prices denominated in U.S. dollars with annual increases during the option's life ("variable program"), reflecting the funding cost in the market, and with a 10 year tenure. The participating executives in the options exchange, representing 57,448,219 options, resigned their rights to subscribe and/or acquire shares of the Company's common stock, by the issuance of new CPOs, in exchange for cash equivalent to the intrinsic value of their options at the exchange date and the issuance of new options, equivalent in number to the time value of their redeemed options, determined by the appropriate valuation model for each particular executive, which resulted in 2001 in the issuance of 88,937,805 options under the variable program. Except for the options issued through the exchange, where 50% of the option's exercise rights were vested, with an additional 25% annual vesting over the next two anniversaries, for subsequent option grants, executives' option rights may be exercised up to 25% annually during the first four years after having been granted. During 2001, by means of the exchange program, a compensatory cost of approximately Ps659.9 was recognized in other expenses, net.

D) Voluntary programs

During 1998 and 1999, the Company established voluntary stock option programs ("voluntary programs"), through which the executives elected to purchase options covering a total of 36,468,375 CPOs (7,293,675 ADSs). These options are exercisable quarterly over a 5-year period and have a predefined exercise price which increases quarterly in dollars, taking into account the funding cost in the market. For the sale of the options, the Company received a premium equivalent to a percentage of the CPO price.

Likewise, during 2002, a voluntary stock option program was established, through which the executives elect to purchase, on a monthly basis, new options for up to a number equivalent to those exercised in the same period within the variable program and that were originated by the exchange. During 2002, the Company sold 2,120,395 options and received a premium equivalent to a percentage of the CPO price, which amounted to U.S.$1.5 million (Ps15.6). The options under this program begin with the same characteristics, regarding remaining tenure, as those exercised within the variable program and with an exercise price equivalent to the price of the CPO on the issuance date of the options.

E) Options hedging activities

The potential exercise of options under the variable and voluntary programs require the Company to have availability of the CPOs or ADSs underlying the options; therefore, the Company has negotiated equity forward contracts in its own stock (see note 16A) in order to guarantee that shares would be available at prices equivalent to those established in the options, without the necessity of issuing new CPOs into the market; therefore, these programs do not increase the number of shares outstanding and consequently do not result in dilution in basic earnings per share.

Beginning in 2001, the Company recognizes the appreciation of the options under the variable and voluntary programs, resulting from the difference between the market price of the CPOs and the exercise prices established in the options, as a compensation cost in the income statement, which for the years ended December 31, 2001 and 2002 was U.S.$14.7 million (Ps147.7) and U.S.$5.0 million (Ps51.9), respectively. Likewise, the Company recognizes through the income statement, the changes in the estimated fair value of the equity forward contracts designated as hedges of these plans (see note 16A), which resulted in a gain of approximately U.S.$28.7 million (Ps287.3) and a loss of approximately U.S.$47.1 million (Ps488.9) as of December 31, 2001 and 2002, respectively.

16. DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2001 and 2002, the derivative financial instruments negotiated by the Company, other than those related to financial debt (see notes 11 and 12), are summarized as follows:

      In millions of U.S. dollars                              2001                                  2002
                                                ---------------------------------    -----------------------------------
                                                  Notional         Estimated fair     Notional amount     Estimated fair
                                                   amount              value                                  value
                                                ------------     ----------------    ---------------    ----------------
A)    Equity forward contracts..................   1,395.9                81.0             1,445.1              (90.6)
B)    Foreign exchange instruments .............     424.0                 4.4             1,325.7             (201.4)
C)    Derivatives on fuel oil...................       9.5                -                  -                   -
D)    Derivatives related to energy projects....     177.0                (4.6)              177.0               (0.5)
                                                ------------     ----------------    ---------------    ----------------

Upon liquidation and at the Company's option, the equity forward contracts provide for physical settlement or net cash settlement of the estimated fair value, and the effects at settlement are recognized in the income statement or as part of stockholders' equity, according to their designation and the underlying instrument or program being hedged. At maturity, if these forward contracts are not settled or replaced, or if the Company defaults on the agreements established with the financial counterparties, such counterparties may sell the shares underlying the contracts. If any such sale were to occur, it may have an adverse effect on CEMEX and/or its subsidiaries' stock market price, may reduce the amount of dividends and other distributions that the Company would receive from its subsidiaries, and/or may create public minority interests that may adversely affect the Company's ability to realize operating efficiencies as a combined group.

A) As of December 31, 2001 and 2002, CEMEX had forward contracts for notional amounts of U.S.$491.0 million and U.S.$461.1 million, respectively, with an original maturity in December 2002 that was extended until December 2003, covering 21,000,000 ADSs (105,000,000 CPOs) in 2001 and 24,008,392
    ADSs (120,041,960 CPOs) in 2002 as well as 33.8 million of CEMEX Spain's shares in both years. These contracts were negotiated to hedge future exercises under the 105 million warrants program, which maturity was extended to December 2004 (see note 14F). The shares underlying these forward contracts were sold by the Company during 1999 for approximately U.S.$905.7 million, and simultaneously approximately U.S.$439.9 million toward the forwards' final price was prepaid. Until December 2002, when the contracts were renegotiated to extend their maturity, prepayments toward the forwards final price of approximately U.S.$193.6 million were made. In December 2002, in order to conclude the renegotiation, the estimated fair value of the forwards was settled resulting in the recognition in stockholders' equity of a loss of approximately U.S.$98.3 million (Ps1,020.3), arising from changes in the value of the underlying shares. In the financial statements as of December 31, 2001 and 2002, anticipated effect has been given to the liquidation of the forwards for the portion corresponding to CEMEX Spain's shares, due to the prepayment on the forwards and the withholding of all economic and voting rights over such shares. All additional effects arising from these contracts will be recognized at maturity as an adjustment to stockholders' equity. As of December 31, 2001 and 2002, the estimated fair value of these contracts was a gain of approximately U.S.$98.8 million and U.S.$69.1 million, respectively. As of the same dates, considering the renegotiation adjustments in 2002, prepayments of approximately U.S.$151.8 million (Ps1,519.5) and U.S.$95.3 million (Ps989.2), respectively, have been made and are included in other short-term accounts receivable (see note 5).

    As of December 31, 2001 and 2002, there are forward contracts with different maturities until October 2006, for notional amounts of U.S.$408.3 million and U.S.$338.7 million, respectively, covering 15,986,689 ADSs in 2001 and 12,379,377 ADSs in 2002 negotiated to hedge the future exercise of the options under the variable stock option programs (see note 15). Starting in 2001 the estimated fair value of these contracts is recognized in the balance sheet as assets or liabilities against the income statement, in addition to the costs generated by the option programs, which the forwards are hedging. As of December 31, 2001 and 2002, the estimated fair value of these contracts was a gain of approximately U.S.$3.3 million (Ps33.1) and a loss of approximately U.S.$32.8 million (Ps340.5), respectively.

    As of December 31, 2001 and 2002, there are forward contracts with different maturities until May 2003, for a notional amount of U.S.$101.8 million and U.S.$97.4 million, respectively, covering a total of 4,699,061 ADSs in 2001 and 3,626,243 ADSs in 2002 negotiated to hedge the future exercise of the options granted under the voluntary stock option programs (see note 15). Starting in 2001, the estimated fair value of these contracts is recognized in the balance sheet as assets or liabilities against the income statement, in addition to the costs generated by the option programs. As of December 31, 2001 and 2002, the estimated fair value was a gain of approximately U.S.$25.4 million (Ps254.2) and a loss of approximately U.S.$14.2 million (Ps147.4), respectively.

    As of December 31, 2002, there are forward contracts maturing in August and September 2003, for a notional amount of U.S.$95.5 million covering 21,510,500 CPOs, negotiated to hedge the purchase of CAH shares through the exchange for CEMEX CPOs that will be liquidated during 2003 (see note
    8A). The effects to be generated upon settlement of the forward contracts will be recognized as an adjustment to the purchase price for the CAH shares. As of December 31, 2002, the estimated fair value of these contracts, which is not periodically recorded, had an approximate loss of U.S.$2.1 million (Ps21.8).

    As of December 31, 2001 and 2002, there are forward contracts for notional amounts of U.S.$394.8 million and U.S.$452.4 million, respectively, with different maturities until February 2006, covering a total of 13,069,855 ADSs in 2001 and 15,316,818 ADSs in 2002. Based on the Company's intention at maturity, which is to physically settle these contracts, the estimated fair value of these contracts is not periodically recognized. The effects of these contracts will be recognized at maturity as an adjustment to stockholders' equity. As of December 31, 2001 and 2002, the estimated fair value of these contracts reflected losses of approximately U.S.$46.5 million and U.S.$110.6 million, respectively. In addition, as of December 31, 2002, the Company had a third party equity forward contract for a notional amount of U.S.$7.1 million, with an estimated fair value loss of approximately U.S.$0.1 million (Ps1.1).

B) In order to protect itself from variations in foreign exchange rates, the Company has entered into foreign exchange forward contracts for an approximate amount of U.S.$424.0 million and U.S.$1,266.0 million as of December 31, 2001 and 2002, respectively, with different maturities until July 2006. These contracts have been designated as hedges of the Company's net investment in foreign subsidiaries. The estimated fair value of these instruments is recorded in stockholders' equity as part of the foreign currency translation effect (see note 14D). In addition, during 2002, the Company negotiated foreign exchange options for a notional amount of U.S.$59.7 million with maturity in November 2004, and an estimated fair value loss as of December 31, 2002 of approximately U.S.$44.4 million (Ps460.9), which was recorded in the Comprehensive Financing Result.

C) As of December 31, 2001, there were fuel oil forward contracts for a notional amount of U.S.$9.5 million (Ps98.6), with an estimated fair value of U.S.$26 thousand (Ps0.3).

D) As of December 31, 2001 and 2002, the Company had an interest rate swap maturing in May 2017, for a notional amount of U.S.$177 million in both years, negotiated to exchange floating for fixed interest rates, in connection with agreements entered into by the Company for the acquisition of electric energy for a 20-year period starting in 2003 (see note 21F). During the life of the derivative contract and over its notional amount, the Company will pay LIBOR rates and will receive a 7.33% fixed rate until February 2003 and a 7.53% fixed rate from March 2003 to May 2017. In addition, during 2001 the Company sold a floor option for a notional amount of U.S.$177 million, related to the interest rate swap contract, pursuant to which, starting in 2003 and until 2017, the Company will pay the difference between the 7.53% fixed rate and the LIBOR rates. Through the sale of this option, the Company received a premium of approximately U.S.$22 million (Ps220.2). As of December 31, 2001 and 2002, the premium received and the combined estimated fair value of the swap and floor contracts, amounting to approximate losses of U.S.$4.6 million and U.S.$0.5 million, respectively, were recorded in the Comprehensive Financing Result for each period. As of December 31, 2001 and 2002, for purposes of the table above, the notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are proportionally inverse to the changes in the other one.

The estimated fair values of derivative financial instruments fluctuate over time, and are based on estimated settlement costs or quoted market prices. These values should be viewed in relation to the fair values of the underlying instruments or transactions, and as part of the Company's overall exposure to fluctuations in foreign exchange rates, interest rates and prices of shares. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company through its use of derivatives. The amounts exchanged are determined on the basis of the notional amounts and other terms included in the derivative instruments.

17. INCOME TAX (IT), BUSINESS ASSETS TAX (BAT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND DEFERRED INCOME TAXES

In accordance with the effective tax legislation in Mexico, corporations must pay either income tax ("IT") or business assets tax ("BAT") depending on which amount is greater for their operations in Mexico. Both taxes recognize the effects of inflation, though in a manner different from Mexican GAAP. ESPS is calculated on similar basis as IT, but without recognizing the effects of inflation.

A) IT, BAT AND ESPS

The Company and its Mexican subsidiaries, for purposes of the Income Tax Law, generate IT or BAT on a consolidated basis; therefore, the amounts of these items included in the accompanying financial statements, with respect to the Mexican subsidiaries, represent the consolidated result of these taxes. For ESPS purposes, the amount presented is the sum of the individual results of each company. Beginning in 1999, the determination of the consolidated IT for the Mexican companies considers a maximum of 60% of the taxable income or loss of each of the subsidiaries. In addition, commencing in 1999, the taxable income of those subsidiaries that have tax loss carryforwards generated before 1999 have been included according to equity ownership at the end of the period. Beginning in 2002, in the determination of consolidated IT, 60% of the taxable result of the controlling entity should be considered, unless such entity obtains taxable income, in which case 100% should be considered, until the restated balance of the individual tax loss carryforwards before 2001 are amortized. Beginning in 2002, a new IT law became effective in Mexico, establishing that the IT rate will be decreased by 1% each year, beginning in 2003 until it reaches 32% in 2005.

The IT (expense) benefit, presented in the accompanying income statements, is summarized as follows:

                                                                             For the years ended December 31,
                                                                 ------------------------------------------------------
                                                                        2000               2001               2002
                                                                 ----------------    ---------------    ---------------
  Current income tax......................................     Ps     (1,063.3)           (1,421.7)            (962.7)
  Deferred IT.............................................              (601.3)             (200.1)             393.5
  Effects of inflation (note 2B)..........................                22.6               (48.0)               -
                                                                 ----------------    ---------------    ---------------
                                                               Ps     (1,642.0)           (1,669.8)            (569.2)
                                                                 ================    ===============    ===============

Total consolidated IT includes Ps1,238.2, Ps1,380.5 and Ps778.7 from foreign subsidiaries, and Ps403.8, Ps289.3 and (Ps209.5) from Mexican subsidiaries, for 2000, 2001 and 2002, respectively. In addition, the Company recognized a consolidated tax benefit, without including deferred taxes, of Ps310.3 in 2000, Ps677.7 in 2001 and Ps931.7 in 2002.

For its operations in Mexico, the Company has accumulated IT loss carryforwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law. The Company and its subsidiaries in Mexico must generate taxable income to preserve the benefit of the tax loss carryforwards generated beginning in 1999.

The tax loss carryforwards at December 31, 2002 are as follows:

                                                                                Amount of             Year of
                   Year in which tax loss occurred                            carryforwards         expiration
                                                                             ----------------    -----------------
1995....................................................................  Ps     1,754.4               2005
2000....................................................................           623.9               2010
2001....................................................................         4,110.8               2011
2002....................................................................         3,260.0               2012
                                                                             ----------------
                                                                          Ps     9,749.1
                                                                             ----------------

The BAT Law establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period.The recoverable BAT as of December 31, 2002 is as follows:

                                                                               Amount of              Year of
                   Year in which BAT exceeded IT                             carryforwards          expiration
                                                                           ------------------     ----------------
1997..................................................................  Ps         160.5               2007
1999..................................................................              57.9               2009


                                                                           ------------------
                                                                        Ps         218.4
                                                                           ==================

B) DEFERRED IT AND ESPS (see note 2K)

The deferred income tax result in the income statement represents the difference between the beginning of year balance and the year-end balance of the deferred tax assets or liabilities, and is recognized in nominal pesos. The tax effects of the main temporary differences that generate the consolidated deferred tax assets and liabilities are presented below:

                                                                                               2001             2002
                                                                                        ----------------- ----------------
Deferred tax assets:
Tax loss carryforwards and other tax credits......................................   Ps         1,662.6         4,350.8
Accounts payable and accrued expenses.............................................                208.8           243.1
Trade accounts receivable.........................................................                 46.7            24.0
Properties, plant and equipment...................................................                (29.8)          (38.3)
Others............................................................................                 41.4            69.8
                                                                                        ----------------- ----------------
  Total deferred tax assets.......................................................              1,929.7         4,649.4
   Less - Valuation allowance.....................................................               (412.0)       (2,321.1)
                                                                                        ----------------- ----------------
    Net deferred tax assets.......................................................              1,517.7         2,328.3
                                                                                        ----------------- ----------------
Deferred tax liabilities:
Tax loss carryforwards and other tax credits......................................              3,106.4         6,151.2
Accounts payable and accrued expenses.............................................                886.1         4,259.6
Trade accounts receivable.........................................................                 13.4            85.9
Properties, plant and equipment...................................................            (12,605.8)      (17,410.7)
Inventories.......................................................................             (1,399.5)       (1,227.2)
Others............................................................................               (546.7)         (916.4)
                                                                                        ----------------- ----------------
  Total deferred tax liabilities..................................................            (10,546.1)       (9,057.6)
     Less - Valuation allowance...................................................               (713.6)       (2,259.8)
                                                                                        ----------------- ----------------
Net deferred tax liabilities......................................................            (11,259.7)      (11,317.4)
                                                                                        ----------------- ----------------
Net deferred tax..................................................................             (9,742.0)       (8,989.1)
     Less - Deferred IT of acquired subsidiaries at the acquisition date..........             (3,626.3)       (4,044.3)
                                                                                        ----------------- ----------------
Total effect of deferred income tax in stockholders' equity.......................             (6,115.7)       (4,944.8)
  Less - Deferred IT recognized as of December 31, 1999...........................             (1,158.2)       (1,158.2)
  Less - Accumulated initial effect of deferred IT in equity......................             (5,196.8)       (5,196.8)
                                                                                        ----------------- ----------------
  Change in deferred IT for the period............................................   Ps           239.3         1,410.2
                                                                                        ================= ================

The components of consolidated deferred income tax for the period are as follows:

C
                                                                                        2001                 2002
                                                                                  ----------------    -----------------
Deferred income tax charged (credited) to the income statement..............   Ps         (200.1)               393.5
Deferred income tax applied directly to stockholders' equity................               439.4              1,016.7
                                                                                  ----------------    -----------------
                                                                               Ps          239.3              1,410.2
                                                                                  ================    =================

Bulletin D-4 states that all items whose effects are recorded directly in stockholders' equity should be recognized net of their deferred income tax effects. Bulletin D-4 does not allow the offsetting of deferred tax assets and liabilities relating to different tax jurisdictions.

Management considers that there is existing evidence that in the future, the Company will generate sufficient taxable income to realize the tax benefits associated with the deferred income tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the deferred tax assets' valuation allowance would be increased against the income statement.

Additionally, for the years ended December 31, 2001 and 2002, temporary differences between the net income of the period and taxable income for ESPS generated a deferred ESPS expense of Ps13.2 and Ps18.5, respectively, reflected in the income statement.

C) EFFECTIVE TAX RATE

The effects of inflation are not recognized for income tax purposes in some countries in which the Company operates or are recognized differently from the methodology used for financial reporting. These effects, as well as other differences between the book and the income tax basis, arising from the several income tax rates and laws to which the Company is subject in the countries in which it has operations, give rise to permanent differences between the approximated statutory tax rate and the effective tax rate presented in the consolidated income statement, as follows:

                                                                                          December 31,
                                                                            ---------------------------------------
                                                                             2000           2001             2002
                                                                            ----------     ----------     ---------
                                                                               %              %               %
Approximated consolidated statutory tax rate..............................      35.0           35.0          34.0
    Additional deductions and tax credits.................................      (1.9)          (1.8)         (6.6)
    Expenses and other non deductible items...............................       3.4            0.8           1.0
    Non-taxable sale of marketable securities and fixed assets............       0.2           -            (10.2)
    Difference between book and tax inflation.............................     (15.0)         (15.8)         (5.6)
    Minimum taxes.........................................................      (0.1)           0.2          -
    Depreciation..........................................................       0.3           (0.6)         -
    Inventories...........................................................       0.2           -             -
   IT effect on stockholders' equity.....................................       (5.0)          (1.4)         (5.3)
    Others (1)............................................................      (4.4)          (5.3)          2.0
                                                                            ----------     ----------     ---------
Effective consolidated tax rate...........................................      12.7           11.1           9.3
                                                                            ==========     ==========     =========

(1) Includes the effects generated by differences among income tax rates and laws to which the Company is subject in the countries in which it has operations.

18. FOREIGN CURRENCY POSITION

The exchange rate of the Mexican peso to the dollar as of December 31, 2000, 2001 and 2002 was Ps9.62, Ps9.17 and Ps10.38 pesos per dollar, respectively. As of January 15, 2003, the exchange rate was Ps10.51 pesos per dollar.

As of December 31, 2002, the principal balances denominated in foreign currencies, as well as non-monetary assets in Mexico of foreign origin, are presented as follows:


                                                                          In millions of U.S. dollars
                                                            ------------------------------------------------------
                                                                 Mexico              Foreign             Total
                                                            ----------------    ----------------    --------------
  Current assets.........................................            560.0             2,133.2           2,693.2
  Noncurrent assets......................................            816.3   (1)       9,051.3           9,867.6
                                                            ----------------    ----------------    --------------
    Total assets.........................................          1,376.3            11,184.5          12,560.8
                                                            ================    ================    ==============

  Current liabilities....................................          1,376.4             1,221.2           2,597.6
  Long-term liabilities..................................          2,216.7             3,278.8           5,495.5
                                                            ----------------    ----------------    --------------
    Total liabilities....................................          3,593.1             4,500.0           8,093.1
                                                            ================    ================    ===============

    (1) Non-monetary assets in Mexico of foreign origin.

Additionally, transactions of the Company's Mexican operations denominated in foreign currencies during 2000, 2001 and 2002, are summarized as follows:


  In millions of U.S. dollars                                     2000              2001                2002
                                                            ---------------    ----------------    --------------
  Export sales...........................................          105.1               83.2               72.1
  Import purchases.......................................           18.6               41.8               92.5
  Financial income.......................................           17.4              105.1               11.1
  Financial expense......................................          191.3              302.1              275.6
                                                            ---------------    ----------------    --------------

19. GEOGRAPHIC SEGMENT DATA

The Company is engaged principally in the construction industry segment through the production and marketing of cement and ready-mix concrete. The following tables present in accordance with the information analyzed for decision-making by the Company's management, selected condensed financial information of the Company by geographic area for the years ended December 31, 2000, 2001 and 2002:

                                              Net Sales                                   Operating Income
                            -------------------------------------------    ---------------------------------------------
                              2000           2001               2002           2000            2001            2002
                            -----------    ------------    ------------    ------------    ------------    -------------
Mexico................   Ps  28,093.2        26,843.6        25,774.2        12,042.9         10,728.7         9,842.8
Spain.................        8,934.0         7,896.1        10,211.8         2,519.8          1,923.1         2,381.7
United States.........        8,096.5        20,122.6        18,167.6         1,220.7          3,203.2         2,800.0
Venezuela.............        4,885.1         4,651.2         3,151.4         1,356.5          1,550.4         1,020.2
Colombia..............        2,186.3         2,164.1         2,013.0           883.2            917.9           839.6
Caribbean and Central
 America..............        4,892.2         4,434.7         5,202.7           783.0            671.8           978.8
Philippines...........        1,473.6         1,352.6         1,354.2           129.1            129.2           (65.5)
Egypt.................        1,795.2         1,400.1         1,555.5           665.8            345.2           200.7
Others................        3,835.1         8,363.9         7,863.3        (2,407.5)        (2,919.6)       (4,396.3)
                            -----------    ------------    ------------    ------------    ------------    -------------
                             64,191.2        77,228.9        75,293.7        17,193.5         16,549.9        13,602.0
Eliminations..........       (5,756.1)       (7,926.6)       (7,376.2)           -                -              -
                            -----------    ------------    ------------    ------------    ------------    -------------
Consolidated..........   Ps  58,435.1        69,302.3        67,917.5        17,193.5         16,549.9        13,602.0
                            ===========    ============    ============    ============    ============    =============

In order to present integrally the operations of each geographic area, net sales between geographic areas are presented under the caption "eliminations".

                                    Depreciation and Amortization
                            -------------------------------------------
                              2000           2001               2002
                            -----------    ------------    ------------
Mexico................   Ps   1,341.2         1,710.4         1,610.7
Spain.................          842.4           790.4         1,018.3
United States.........          682.5         2,205.6         1,748.8
Venezuela.............          751.5           656.3           525.5
Colombia..............          546.6           504.6           481.0
Caribbean and Central               3               3               3
 America...............         249.            375.            401.
Philippines...........          281.0           357.1           421.4
Egypt.................          221.6           475.0           440.3
Others................          167.5           860.6         1,295.9
                            -----------    ------------    ------------
Consolidated..........   Ps   5,083.6         7,935.3         7,943.2
                            ===========    ============    ============

For purposes of the table above, goodwill amortization reported by holding companies has been allocated to the business geographic segment that originated such goodwill amounts. Therefore, this information is not directly comparable with the information of the individual entities, which are comprised in each segment. Additionally, in the Company's consolidated income statement, goodwill amortization is recognized as part of other expenses, net.


Total assets and investment in fixed assets by geographic segment are summarized as follows:


                                            Total Assets                            Investment in Fixed Assets (2)
                               -----------------------------------------       ------------------------------------------
                                     2001                   2002                      2001                     2002
                               ----------------       ------------------       ------------------       -----------------
Mexico......................Ps       63,187.9                57,015.3                     886.4                   972.5
Spain........................         9,504.9.               21,786.2                     551.4                   625.6
United States................         8,163.7                44,715.0                   1,825.4                 1,022.8
Venezuela....................        11,648.1                 7,857.5                     285.8                   138.2
Colombia.....................         8,466.7                 6,020.2                      57.5                    52.8
Caribbean and Central
  America....................         7,367.1                10,666.5                     370.8                   292.3


Philippines................           7,958.2                 8,467.7                     240.6                   123.5
Other Asian................           3,279.3                 3,656.4                     117.7                   108.1
Egypt......................           8,364.2                 5,714.4                     373.3                   276.1
Others (1).................         104,936.9                71,668.3                     236.2                   618.6
                               -------------               -----------           ---------------          --------------
                                    282,877.0               237,567.5                   4,945.1                 4,230.5
Eliminations.......................(120,413.4)              (72,167.6)                       -                     -
                               -------------               -----------           ---------------          --------------
Consolidated................Ps......162,463.6               165,399.9                   4,945.1                 4,230.5
                               -------------               -----------           ---------------          --------------

(1) Includes, in addition to trade maritime operating assets and other assets, related party balances of the Parent Company of Ps73,193.1 and Ps33,909.2 in 2001 and 2002, respectively, which are eliminated in consolidation.

(2) Corresponds to fixed assets investments not considering the effects of inflation. As a result, this balance differs from the amount presented as investing activities in the Statement of Changes in the Financial Position in "Properties, machinery and equipment, net", which considers the inflation effects in accordance with Bulletin B-10.

As of December 31, 2001 and 2002, of the consolidated financial debt amounting to Ps53,777.7 and Ps59,863.8, respectively, approximately 55% in 2001 and 57% in 2002 is in the Parent Company, 26% and 24% in United States, 11% and 12% in Spain and 8% and 7% in other countries, respectively.

20. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing majority interest net income for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects on the weighted average number of common shares outstanding, the effects of any transactions carried out by the Company which have a potentially dilutive effect on such number of shares.

The weighted-average number of shares utilized in the calculation is as follows:


                                                                                     Majority       Basic       Diluted
                                          Basic number of      Diluted number      interest net     earnings    earnings
                                              shares              of shares           income        per share   per share
                                         ----------------     ----------------     ------------     --------    ---------
December 31, 2000........................ 4,123,703,259         4,143,760,773  Ps     10,389.2  Ps     2.52  Ps     2.51
December 31, 2001.....................    4,264,724,371         4,299,689,171         11,789.8         2.76         2.74
December 31, 2002.....................    4,487,527,392         4,496,213,613          5,400.4         1.20         1.20
                                         ----------------     ----------------     ------------     --------    ---------

The difference between the basic and diluted average number of shares in 2000, 2001 and 2002 is attributable to the additional shares to be issued under the Company's executive stock option fixed program (see note 15).

21. CONTINGENCIES AND COMMITMENTS

A) GUARANTEES
As of December 31, 2002, CEMEX, S.A. de C.V. has signed as guarantor of loans made to certain subsidiaries for approximately U.S.$55.2 million. As of the same date, the Company and certain subsidiaries have guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S.$175.0 million.

B) TAX ASSESSMENTS

As of December 31, 2002, CEMEX and some of its subsidiaries in Mexico have been notified of several tax assessments determined by the Tax Authorities related to different tax periods. These tax assessments total approximately Ps5,229.8. The tax assessments result primarily from: (i) recalculations of the inflationary tax deduction, since the tax authorities claim that "Advance Payments to Suppliers" and "Guaranty Deposits" are not by their nature credits, (ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred, (iii) disallowed determination of tax loss carryforwards, and (iv) disallowed amounts of business asset tax, commonly referred to as BAT, creditable against the controlling entity's income tax liability on the grounds that the creditable amount should be in proportion to the equity interest that the controlling entity has in its relevant controlled entities. The companies involved are using all available defense actions granted by law in order to cancel the tax claims.

C) ANTI-DUMPING DUTIES

In 1990, the United States Department of Commerce ("DOC") imposed an anti-dumping duty order on imports of gray Portland cement and clinker from Mexico. As a result, certain of the Company's subsidiaries, as importers of record, have been subject to payment of anti-dumping duty deposits estimated on imports of gray Portland cement and clinker from Mexico since April 1990. The order is likely to continue for an indefinite period, until the United States government determines, taking into consideration the World Trade Organization new rules, that conditions for imposing the order no longer exist; the cancellation or suspension of the order would follow. In the last quarter of 2000, the United States government continued the order, a resolution that will prevail until it makes a new review. During December 2001, the United States government (International Trade Commission) denied the Company's request to initiate a new review.

As of December 31, 2002, the Company has accrued a liability of U.S.$112 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the DOC in its administrative reviews for all periods under review.

As of December 31, 2002, the Company is in the twelfth administrative review period by the DOC and expects a preliminary resolution in the second half of 2003. The United States government published, during September 2002, the preliminary determination with respect to the eleventh administrative review period, and the final resolution was issued on January 8, 2003. With respect to the first four review periods, the DOC has issued a final resolution of the anti-dumping duties. Referring to the remaining review periods, the final resolutions are suspended until all the procedures before the North America Free Trade Agreement Panel are concluded. As a result, the final amounts may be different from those recorded in the accompanying consolidated financial statements. The Company and its subsidiaries have defended their position in this matter and will continue to do so through available means in order to determine the actual dumping margins within each period of the administration reviews carried out by the DOC.

During 2001, five Taiwanese cement producers filed before the Tariff Commission under the Ministry of Finance ("MOF") of Taiwan an anti-dumping case involving imported gray Portland cement and clinker from the Philippines and Korea. In July 2001, the MOF informed the petitioners and the producers that a formal investigation had been initiated. Among the producers are the Company's subsidiaries, APO Cement Corporation, Rizal Cement Co. Inc. ("Rizal") and Solid Cement Corporation ("Solid"), which received their anti-dumping questionnaires from the International Trade Commission under the Ministry of Economic Affairs ("ITC-MOEA") and the MOF in August 2001. Rizal and Solid replied to the ITC-MOEA by confirming that they have not been exporting cement or clinker during the review period. Furthermore, APO contested the allegation of "injury" in the anti-dumping proceedings before the ITC-MOEA. On December 23, 2002, Rizal was merged into its subsidiary Solid.

In a communication dated October 2001, the ITC-MOEA informed the petitioners and the producers about the results of the preliminary investigation, and it was determined that there are reasonable indicators that the Taiwanese industry has incurred material damage due to imports of cement and clinker from South Korea and the Philippines that allegedly is sold in Taiwan at a price below market price. In order to comply with regulations of anti-dumping duties in Taiwan, the ITC-MOEA transferred this investigation to the MOF. In November 2001, APO received supplemental questionnaires by the MOF. The answer to these questionnaires was presented by APO during November and December 2001. In January 2002, the MOF gave notice the petitioners and the producers, on a preliminary resolution, of findings that there might be dumping and that the investigation would continue, but without imposing any anti-dumping duty. In June 2002, the ITC-MOEA informed in its final resolution that the imports from South Korea and the Philippines had caused material damage to the Taiwanese industry. In July 2002, the MOF informed of a cement and clinker import duty of 42%, on imports from South Korea and the Philippines, beginning on July 19, 2002. In September 2002, these entities appealed the anti-dumping duty before the Taipei High Administrative Council (THAC).

D) LEASES

The Company has entered into various non-cancelable operating leases, primarily for the lease of operating facilities, cement storage and distribution facilities and certain transportation and other equipment, in which it is required to make annual rental payments plus the payment of certain operating expenses. Future minimum rental payments due under such leases are summarized as follows:

                                                                                                        U.S. dollars
                                     Year ending December 31,                                              million
----------------------------------------------------------------------------------------------------- -----------------
2003...............................................................................................          60.0
2004...............................................................................................          56.1
2005...............................................................................................          49.8
2006...............................................................................................          40.1


2007...............................................................................................          37.5
2008 and thereafter................................................................................         125.9
                                                                                                      -----------------
                                                                                                            369.4
                                                                                                      -----------------

Rental expense for the years ended December 31, 2000, 2001, and 2002 was approximately U.S.$52 million, U.S.$67 million and U.S.$57 million, respectively.

E) PLEDGE ASSETS

At December 31, 2002 there are liabilities amounting to U.S.$80.8 million secured by properties, machinery and equipment.

F) COMMITMENTS

As of December 31, 2002, subsidiaries of the Company have future commitments for the purchase of raw materials for an approximate amount of U.S.$86.4 million.

During 1999, the Company entered into agreements with an international partnership, which contracted to build and operate an electrical energy generating plant. These agreements establish that when the plant begins operations, CEMEX will purchase, starting in 2003, all the energy generated by the plant for a term of no less than 20 years. As part of these agreements, CEMEX has committed to supply the electrical energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered into by the Company with Petroleos Mexicanos. By means of this transaction, CEMEX expects to have significant decreases in its electrical energy costs, and the supply is expected to be sufficient to cover approximately 60% of the electrical energy needs of 12 cement plants in Mexico. The Company is not required to make any capital investment in the project.

On December 14, 2001, the put option held by the Indonesian government to require the Company to purchase its 51% interest in Gresik for approximately U.S.$418 million, plus accrued interest from October 1998 at 8.2% per annum, expired without being exercised.

In March 2002, the distribution contract in Taiwan that the Company had with Universal Company since March 31, 2000, was terminated. As a result, for the year ended December 31, 2002, CEMEX recognized an approximate loss of U.S$17.3 million (Ps179.6) within the caption other expenses, net.

G) OTHER CONTINGENCIES

At December 31, 2002, CEMEX, Inc. has accrued liabilities specifically relating to environmental matters in the amount of U.S.$23.9 million. The environmental matters relate to a) in the past, in accordance with industry practice, disposing of various materials, which might be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by the Company, including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, the subsidiary considers that it is probable that a liability has been incurred and the amount is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, the subsidiary does not believe it will be required to spend significant sums on these matters in excess of the amounts recorded. Until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed, however, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

In December 2002, an ex-maritime broker for Puerto Rican Cement Company, Inc. ("PRCC"), the main subsidiary of CEMEX in Puerto Rico, filed a lawsuit in Puerto Rico against CEMEX, PRCC and other individuals not affiliated with CEMEX, including Puerto Rican authorities. The plaintiff contends that the defendants conspired to break antitrust laws so that one of the defendants, who is not a CEMEX related party, could have control of the maritime broker market in Port of Ponce, Puerto Rico. The plaintiff has asked for relief in the amount of approximately U.S.$18 million. The CEMEX companies involved are in the process of determining the appropriate legal strategy for a response. Typically, proceedings of this nature take several years before a final resolution is reached.

In May 2001, a subsidiary of the Company in Colombia received a civil liability suit from 42 transporters, alleging that this subsidiary is responsible for alleged damages caused by the alleged breach of provision of raw materials contracts. The plaintiffs have asked for relief in the amount of U.S.$45.8 million. The Company filed a timely defense response. This proceeding is in a preliminary stage. Typically, proceedings of this nature take several years before a final resolution is reached.

In May 1999, several companies filed a lawsuit against two subsidiaries of the Company based in Colombia, alleging that the Ibague plants were causing capacity production damage to their lands due to the pollution they generate. The plaintiffs demand relief in the amount of U.S.$8.8 million. This proceeding is in the evidentiary stage. Typically, proceedings of this nature take several years before a final resolution is reached.

22. NEW ACCOUNTING PRONOUNCEMENTS

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities and Commitments". This Bulletin is effective January 1, 2003 and supersedes former Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and the accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets", which is effective January 1, 2003 and supersedes former Bulletin C-8, "Intangibles". New Bulletin C-8 establishes that development costs should be capitalized as intangible assets if the criteria for intangible asset recognition are met. The main elements for capitalization are that costs incurred should be properly identified, there are expected future benefits, and that the company has control over such benefits. Expenditures not meeting the new criteria and incurred after the effective date of new Bulletin C-8 should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting the new criteria under new Bulletin C-8. In addition, this Bulletin also requires that intangible assets acquired in a business combination be accounted for at fair value at the date of the purchase and be separately reported, unless their cost cannot be reasonably determined, in which case they should be reported as goodwill. Also, if there is no active market for these assets, they should be reduced to the amount of goodwill (excess of cost over book value) or to zero. These assets are also subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses.

The Company estimates that the adoption of the new Bulletins C-8 and C-9 will not have a material effect on its net assets; however, regarding the classification of goodwill amortization within operating expenses implied by the new Bulletin C-8, amortization which as of December 31, 2000, 2001 and 2002, the Company reported within other expenses, net, beginning in 2003, arising from this new classification, there would be a decrease in operating income in the amount of this non-cash item; however, such classification would not have an impact on stockholders' equity, net income or earnings per share.

23. DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes (i) a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos for the years ended December 31, 2000 and 2001, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by the fifth amendment to Bulletin B-10 (modified) and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The other principal differences between Mexican GAAP and U.S. GAAP, and their effect on consolidated net income and consolidated stockholders' equity, with an explanation of the adjustments, are presented below:

                                                                                       Year ended December 31,
                                                                                --------------------------------------
                                                                                 2000           2001         2002
                                                                                -----------  ------------ ------------
    Net income as reported under Mexican GAAP..............................  Ps  10,389.1      11,789.8     5,400.4
    NCPI inflation adjustment (II).........................................         224.6        (385.7)         -
                                                                                -----------  ------------ ------------
    Net income as reported under Mexican GAAP after NCPI adjustments.......      10,613.7      11,404.1     5,400.4
    Approximate U.S. GAAP adjustments:
1.  Amortization of goodwill (see 23(a))....................................        (69.7)       (528.9)    1,665.0
2.  Deferred income taxes (see 23(b)).......................................        (99.7)       (275.2)    2,230.5
3.  Deferred employees' statutory profit sharing (see 23(b))................        (76.2)       (183.7)     (187.2)
4.  Other employee benefits (see 23(c)).....................................        (45.2)         (9.3)      (30.6)
5.  Capitalized interest (see 23(d))........................................        (80.8)         14.5       (38.5)
6. Minority interest (see 23(e)):
    a) Financing transactions...............................................         72.5         292.3      (160.8)
    b) Effect of U.S. GAAP adjustments......................................        194.5         130.3        32.3
7.  Hedge accounting (see 23(l))............................................     (1,551.6)        609.7    (2,460.1)
8.  Depreciation (see 23(f))................................................        (56.3)        (17.4)       12.6
9.  Accruals for contingencies (see 23(g))..................................       (122.6)         (9.2)        7.3
10. Equity in net income of affiliated companies (see 23(h))................        (62.3)          0.6        11.5
11. Inflation adjustment of machinery and equipment (see 23(i)).............       (448.2)       (463.4)     (363.1)
12. Temporary equity from forward contracts (see 23(j)).....................       (488.7)       (444.4)     (518.0)
13. Derivative financial instruments (see 23(l))............................          -            31.1          -
14. Other U.S. GAAP adjustments (see 23(k)).................................        192.2        (395.3)     (475.9)
15. Monetary effect of U.S. GAAP adjustments................................      1,197.8         476.6       522.2
                                                                                -----------  ------------ ------------
    Total approximate U.S. GAAP adjustments................................      (1,444.3)       (771.7)      247.2
                                                                                -----------  ------------ ------------
    Approximate net income under U.S. GAAP.................................  Ps   9,169.4      10,632.4     5,647.6
                                                                                ===========  ============ ============
    Basic U.S. GAAP earnings per share.....................................  Ps      2.23          2.50        1.26

    Diluted U.S. GAAP earnings per share...................................  Ps      2.19          2.44        1.26
                                                                                ===========  ============ ============

                                                                                       Year ended December 31,
                                                                                --------------------------------------
                                                                                        2001            2002
                                                                                ------------------ -------------------
    Total stockholders' equity reported under Mexican GAAP.................  Ps        81,601.6            72,152.4
    NCPI inflation adjustment (II).........................................            (2,668.8)             -
                                                                                ------------------ -------------------
    Total stockholders' equity after NCPI adjustment.......................            78,932.8            72,152.4
    Approximate U.S. GAAP adjustments:
1.  Goodwill net (see 23(a))...............................................            (4,909.6)           (1,865.9)
2.  Deferred income taxes (see 23(b))......................................            (4,238.4)             (855.5)
3.  Deferred employees' statutory profit sharing (see 23(b))...............            (3,182.5)           (3,190.7)
4.  Other employee benefits (see 23(c))....................................              (302.8)             (316.1)
5.  Capitalized interest (see 23(d)).......................................              (409.6)             (462.6)
6.  Minority interest--effect of financing transactions (see 23(e)).........             (932.1)             (940.3)
7.  Minority interest--U.S. GAAP presentation (see 23(e))...................          (19,365.7)          (12,626.8)
8.  Depreciation (see 23(f))...............................................               (18.8)             (200.3)
9.  Accruals for contingencies (see 23(g)).................................                84.6               116.4
10. Investment in net assets of affiliated companies (see 23(h))...........               (75.4)             (210.1)
11. Inflation adjustment for machinery and equipment (see 23(i))...........             9,339.2             6,118.1
12. Temporary equity from forward contracts (see 23(j))....................            (5,865.8)           (5,659.5)
13. Derivative financial instruments (see 23(l))...........................                31.3              -
14. Other U.S. GAAP adjustments (see 23(k))................................                48.3              (363.3)
                                                                                ------------------ -------------------
    Total approximate U.S. GAAP adjustments................................           (29,797.3)          (20,456.6)
                                                                                ------------------ -------------------
    Total approximate stockholders' equity under U.S. GAAP.................  Ps        49,135.5            51,695.8
                                                                                ================== ===================

(II) The reconciling item presented in the preceding tables relates to the amount required to reverse the restatement of prior years into constant pesos as of December 31, 2002, using the Company's weighted average inflation factor (see note 2B), and to restate such prior periods into constant pesos as of
     December 31, 2002, using the Mexican-only inflation factor, in order to comply with current requirements of Regulation S-X. Likewise, for purposes of the financial information presented throughout note 23, the
     Mexican and U.S. GAAP prior years' amounts have been restated using the Mexican inflation index instead of the weighted average inflation index, as described in note 2B, with the exception of those Mexican
     GAAP amounts of prior years that are previously disclosed in the Company's Mexican GAAP notes 1 to 22.
     Such amounts were not restated in note 23 using the Mexican inflation index, pursuing more straightforward cross-references between note 23 and the other Mexican GAAP notes.

The term "SFAS" as used herein refers to Statements of Financial Accounting Standards.

 (a) Goodwill

The Company's goodwill recognized under Mexican GAAP has been adjusted for U.S. GAAP purposes for (i) the effect of the U.S. GAAP adjustments as of the dates of acquisition on the goodwill of the subsidiaries acquired; (ii) until December 31, 2001, for the difference between sinking fund amortization of goodwill over 20 to 40 years for Mexican GAAP purposes (see note 2(I)) and the straight-line method over 40 years for U.S. GAAP purposes; beginning January 1, 2002, SFAS 142 "Goodwill and Other Intangible Assets", eliminates the amortization of goodwill under U.S. GAAP, see note 23(s), and (iii) the conversion of goodwill applicable to foreign subsidiaries in accordance with SFAS 52 "Foreign Currency Translation", utilizing inflation of each country to restate the goodwill for inflation purposes. In addition, for purposes of the condensed financial information under U.S. GAAP for the years ended December 31, 2000 and 2001 presented in note 23(o), amortization of goodwill is reflected as an operating expense for U.S. GAAP versus other expense, net for Mexican GAAP.

For purposes of the reconciliation to U.S. GAAP, the Company adopted in 2002, SFAS 142 and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see note 23(s)). As a result of this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP; therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is adjusted for purposes of the reconciliation of net income and stockholders' equity to U.S. GAAP.

The Company assesses goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment (see note 23(s)). If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts.

 (b) Deferred Income Taxes and Employees' Statutory Profit Sharing

For U.S. GAAP purposes, the Company accounts for income taxes utilizing SFAS 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences", which result from applying the enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carryforwards. The deferred income tax charged or credited to operations is determined by the difference between the beginning and the year-end balance of the deferred tax assets or liabilities, and is recognized in nominal pesos. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities under U.S. GAAP at December 31, 2001 and 2002 are presented below:

                                                                                                     December 31,
                                                                                               ------------------------
                                                                                                  2001         2002
                                                                                               ------------ -----------
Deferred tax assets:
   Net operating loss and assets tax carryforwards........................................  Ps    4,613.0     6,953.0
   Trade accounts receivable..............................................................           58.2       109.9
   Investment in affiliated companies.....................................................            -         291.7
   Accounts payable and accrued expenses..................................................          603.2     4,300.8
   Other..................................................................................          717.3       603.1
                                                                                               ------------ -----------
   Total gross deferred tax assets........................................................        5,991.7    12,258.5
   Less valuation allowance...............................................................        1,088.7     1,031.9
                                                                                               ------------ -----------
     Total deferred tax assets under U.S. GAAP............................................        4,903.0    11,226.6
                                                                                               ------------ -----------
Deferred tax liabilities:
   Property, plant and equipment..........................................................       18,497.5    21,039.4
   Inventories............................................................................        1,353.2     1,226.1
   Other..................................................................................          882.5       870.2
                                                                                               ------------ -----------
     Total deferred tax liability under U.S. GAAP.........................................       20,733.2    23,135.7
                                                                                               ------------ -----------
   Net deferred tax liability under U.S. GAAP.............................................       15,830.2    11,909.1
   Deferred tax recognized under Mexican GAAP affecting equity (see note 17B).............        6,115.7     4,944.8
                                                                                               ------------ -----------
   Excess of liability under U.S. GAAP over that recognized under Mexican GAAP............        9,714.5     6,964.3
   Less--U.S. GAAP deferred income taxes of acquired subsidiaries at date of acquisition..        5,647.4     6,108.8
   Inflation adjustment (note 2B).........................................................          171.3         -
                                                                                               ------------ -----------
   Net adjustment to stockholders' equity under U.S. GAAP.................................  Ps    4,238.4      855.5
                                                                                               ============ ===========

Management considers that there is existing evidence that, in the future, the Company will generate sufficient taxable income to realize the tax benefits associated with the deferred tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the deferred tax assets' valuation allowance would be increased by a charge to income.

The Company records a valuation allowance for the estimated amount of the recoverable tax on assets, which may not be realized due to the expiration of the tax loss carryforwards. Through its continual evaluation of the effects of tax strategies, among other economic factors, during 2001 the Company increased the valuation allowance by approximately Ps465.6.

As mentioned in notes 2K and 17B, beginning in 2000, Bulletin D-4 requires the determination of deferred income tax through the asset and liability method, in a manner similar to U.S. GAAP. Nonetheless, there are certain specific differences in the application of Bulletin D-4 as compared to the calculation under SFAS 109 that give rise to differences in the reconciliation to U.S. GAAP. These differences arise from (i) the recognition of the accumulated initial balance as of

January 1, 2000, which is recorded directly to stockholders' equity and, therefore, does not consider the provisions of APB Opinion 16 for the deferred tax consequences in business combinations made before January 1, 2000; (ii) the effects of deferred tax on the reconciling items between Mexican and U.S. GAAP, and (iii) for the years ended December 31, 2000 and 2001, some adjustments to Mexican GAAP recorded in the foreign subsidiaries for consolidation purposes were treated as permanent differences. For Mexican GAAP presentation purposes, deferred tax assets and liabilities are long-term items.

As of December 31, 2001 and 2002, net deferred tax liabilities under Bulletin D-4 of Ps6,115.7 and Ps4,944.8, respectively, affecting the Company's Mexican GAAP stockholders' equity after considering the deferred income tax effects of subsidiaries acquired recognized in Goodwill, were reversed for purposes of the U.S. GAAP reconciliation of stockholders' equity. In the reconciliation of net income for the years ended December 31, 2000, 2001 and 2002, deferred tax expenses of Ps601.3, Ps200.1 and income of Ps393.5, respectively, arising from Bulletin D-4 were reversed.

The Company also recorded a deferred tax liability for U.S. GAAP purposes, related to employees' statutory profit sharing ("ESPS") in Mexico, under the asset and liability method at the statutory rate of 10%. The principal effects of temporary differences that give rise to significant portions of the deferred ESPS liabilities at December 31, 2001 and 2002 are presented below:

                                                                  December 31,
                                                          ------------------------------
                                                              2001            2002
                                                          --------------  --------------
Deferred assets:
   Employee benefits.................................. Ps        39.8            47.6
   Trade accounts receivable..........................           13.9            14.4
   Other..............................................           40.8            53.5
                                                          --------------  --------------
Gross deferred assets under U.S. GAAP.................           94.5           115.5
                                                          --------------  --------------
Deferred liabilities:
   Property, plant and equipment......................        2,960.5         2,896.7
   Inventories........................................          121.5           142.7
   Other..............................................          195.0           266.8
                                                          --------------  --------------
Gross deferred liabilities under U.S. GAAP............        3,277.0         3,306.2
                                                          --------------  --------------
Net deferred liabilities under U.S. GAAP.............. Ps     3,182.5         3,190.7
                                                          ==============  ==============

For purposes of the condensed financial information presented under U.S. GAAP in note 23(o), ESPS expense, both current and deferred, is included in the determination of operating income. For Mexican GAAP presentation, ESPS expense, both current and deferred, is considered as a separate line item equivalent to income tax.

Bulletin D-4, for Mexican GAAP purposes, requires recognition of deferred ESPS for those temporary differences arising from the reconciliation of net income of the period and the taxable income for ESPS. In the reconciliation of net income to U.S. GAAP, a deferred ESPS expense of Ps49.5 in 2000 and Ps13.2 in 2001 and income of Ps18.5 in 2002, determined under Mexican GAAP, were reversed.

(c) Other Employee Benefits

Vacations

Under Mexican GAAP, vacation expense is recognized when taken rather than during the period the employees earn it. In order to comply with SFAS 43, for the years ended December 31, 2000, 2001 and 2002, the vacation expense recorded for U.S. GAAP purposes was Ps8.9, Ps1.7 and Ps5.5, respectively, with an accrual of Ps54.2 and Ps56.5 at December 31, 2001 and 2002, respectively.

Severance

Mexican GAAP (Bulletin D-3) establishes that severance payments should be recognized in income in the period, in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, such benefits should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires the

Company to accrue the cost of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2000, 2001 and 2002, the severance provisions recorded for U.S. GAAP purposes were expense of Ps41.5, Ps7.6 and Ps25.1, respectively, with an accrual of Ps248.6 and Ps259.6 at December 31, 2001 and 2002, respectively. Severance payments relating to any specific event or restructuring are excluded from the SFAS 112 calculation.

Pension and other benefits

The Company accounts for employee pension benefits under Bulletin D-3, based on the net present value of the obligations determined by independent actuaries (see notes 2J and 13), in a manner similar to SFAS 87 "Employers' Accounting for pensions" under U.S. GAAP. Nonetheless, certain differences in assumptions led to minor differences in prior years between the amounts recognized under Mexican GAAP and their corresponding equivalents under U.S. GAAP. These discrepancies were eliminated in the actuarial computations of 2000. For purposes of the U.S. GAAP reconciliation of net income, the Company recognized income of Ps5.2 in 2000, which was required to reverse the accrued adjustment.

In addition, as a result of the Company's acquisition of CEMEX, Inc. (formerly Southdown (see note 8A)) in 2000 and Puerto Rican Cement Company, Inc. ("PRCC") in 2002, the Company assumed a package of employee benefits, which include Pension, Retirement Savings Plan, Supplemental Executive Retirement Plan and Health and Life Insurance benefits. The benefit obligation and the net pension cost arising from CEMEX, Inc.'s and PRCC's employee benefits, have been recorded under Mexican GAAP and are included in the consolidated information with respect to the Company's pension plans, seniority premium and other postretirement benefits (see note 13).

Most of the Company's health care benefits are self-insured and administered on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. The Company also provides life insurance benefits to its active and retired employees. Generally, life insurance benefits for retired employees are reduced over a number of years from the date of retirement to a minimum level.

(d) Capitalized Interest

Under Mexican GAAP, the Company capitalizes interest on assets under construction. Mexican GAAP states that the amount of financing cost to be capitalized during the construction period of property, machinery and equipment must be comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that results from the related debt, and less (iii) the related monetary position result recognized on the debt incurred to finance the construction project. Under U.S. GAAP, only interest is to be considered an additional cost of constructed assets to be capitalized in property, machinery and equipment and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

(e) Minority Interest

Financing Transactions

For U.S. GAAP presentation purposes (see note 23(o)), the preferred stock described in note 14E for a notional amount of U.S.$900 million (Ps9,834.2) and U.S.$650 million (Ps6,747.0) at December 31, 2001 and 2002, respectively, is a separate component of mezzanine items. Under Mexican GAAP this instrument is presented as part of the minority interest stockholders' equity. Preferred dividends declared in 2000, 2001 and 2002 (see note 14E) were recognized as part of the minority interest in the consolidated income statements under both Mexican and U.S. GAAP.

For U.S. GAAP presentation purposes (see note 23(o)), the capital securities described in note 14E for a notional amount of U.S.$250 million (Ps2,502.5) and U.S.$66 million (Ps685.1) at December 31, 2001 and 2002, respectively, are a separate component of mezzanine items. Under Mexican GAAP these instruments are presented as part of the minority interest in stockholders' equity. Capital securities dividends declared in 2000, 2001 and 2002 (see note 14E) were recorded as part of the minority interest in the consolidated income statements under both Mexican and U.S. GAAP.

As described in note 14F, related to a transaction entered into in December 31, 1995, the Company had outstanding obligations of U.S.$96.3 million (Ps964.0) and U.S.$90.6 million (Ps940.3) at December 31, 2001 and 2002, respectively. For U.S. GAAP purposes the amount outstanding under this arrangement is treated as debt. Under Mexican GAAP this transaction has been treated as minority interest. The Company's cost of retaining its option to reacquire the contributed assets in 2000, 2001 and 2002 (see note 14F) was recorded as part of the financial expense in the consolidated income statements under both Mexican and U.S. GAAP.

U.S. GAAP adjustments on minority interest

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheets. According to U.S. GAAP, minority interest is excluded from consolidated stockholders' equity and classified as a separate component between total liabilities and stockholders' equity in the consolidated balance sheets (see note 23(o)). The U.S. GAAP adjustment to stockholders' equity included herein represents the minority interests in the Company's subsidiaries determined in accordance with U.S. GAAP.

(f) Depreciation

One of the Company's subsidiaries in Colombia records depreciation expense utilizing the sinking fund method. This methodology for depreciation was in place before CEMEX acquired the subsidiary in 1997. For Mexican GAAP purposes, the Company has decided to maintain this accounting practice due to tax consequences in Colombia arising from a change in methodology, and the immateriality of the effects in the Company's consolidated results. For U.S. GAAP purposes, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. As a result of this accounting difference, for the years ended December 31, 2000, 2001 and 2002, expense of Ps83.9, expense of Ps42.8 and income of Ps12.6, respectively, have been reflected in the reconciliation of net income to U.S. GAAP.

Additionally, as a result of the application of APB 16 in the acquisition of Solid (formerly Rizal), one of the Company's subsidiaries in the Philippines, for U.S. GAAP purposes, the Company reduced the value of its fixed assets by Ps207.7 in 2001, net of depreciation, corresponding to the portion of the appraisal value, determined at the acquisition date, related to the minority owners. The change in the fixed assets amount under U.S. GAAP resulted in a decrease in the depreciation expense under U.S. GAAP of Ps27.6 in 2000 and Ps25.4 in 2001. As mentioned in note 8A, during 2002 CEMEX acquired the remaining 30% economic interest in Solid from the minority shareholders. As a result, the Company reversed the adjustment made to the fixed assets appraised amount against minority interest, given that the reversed amount is part of the proportional net assets fair value assigned to the 30% economic interest acquired. As a result of the minority interest during 2002, there is no further effect on earnings under U.S. GAAP related to the decrease in the depreciation expense and the adjustment was eliminated in 2002.

(g) Accruals for Contingencies

For Mexican GAAP purposes, the Company has recorded accruals for certain contingencies that do not meet the accrual criteria of SFAS 5 of U.S. GAAP. Our Spanish subsidiary has recorded a liability for guarantees given to third parties by former subsidiaries and other general accruals. At the balance sheet dates the likelihood of a loss occurring is considered to be possible but not probable. Therefore, the Company does not consider that the criteria of SFAS 5 "Accounting for Contingencies" for accrual was met, and the recorded liabilities were reversed for U.S. GAAP purposes.

In addition, with respect to the contingencies described in note 21, for which an accrual has not been provided under Mexican GAAP, as of December 31, 2001 and 2002, the Company considers that while it is reasonably possible for a loss to occur as a result of these assessments, the likelihood of a loss is not probable. Therefore, the Company does not consider that the criteria of SFAS 5 for accrual were met.


(h) Affiliated Companies

The Company has adjusted its investment and equity in the earnings of affiliated companies for the Company's share of the approximate U.S. GAAP adjustments applicable to these affiliates.

(i) Inflation Adjustment of Machinery and Equipment

For purposes of the reconciliation to U.S. GAAP, fixed assets of foreign origin are restated by applying the inflation rate of the country that holds the assets, regardless of the assets' origin countries, instead of using the methodology of Bulletin B-10, under which fixed assets of foreign origin are restated by applying a factor that considers the inflation of the asset's origin country, not the inflation of the country that holds the asset, and the fluctuation of the functional currency (currency of the country that holds the asset) against the currency of the asset's origin country. Depreciation expense is based upon the revised amounts.

(j) Temporary Equity from Forward Contracts

As mentioned in notes 14F and 16A to the financial statements, during 1999 the Company entered into equity forward contracts with an original maturity in December 2002, in connection with its appreciation warrants transaction. In December 2002, prior to their expiration, CEMEX renegotiated the extension of the forward contracts until December 2003. As a condition of this extension, the Company agreed to pay U.S$98.3 million (Ps1,020.3) to the counterparties, amount charged to stockholders' equity under Mexican GAAP, representing the difference between the cash redemption amount of the forward contracts and the market value of the underlying shares at the date of the agreements. The U.S.$98.3 million was deducted by the counterparties from the prepayments that the Company made periodically toward the forwards final price since the inception of the contracts. According to EITF 00-19, forward contracts involving the Company's own stock that will be physically settled by delivering cash should be initially measured at fair value and recorded in permanent equity, and an amount equivalent to the cash redemption at the date of reporting, should be reclassified to temporary equity, which is to be considered as a mezzanine item for balance sheet presentation under U.S. GAAP. As a result, for purposes of reconciliation, the Company presents a reduction to its stockholders' equity under Mexican GAAP of approximately Ps5,865.8 (U.S.$605.8) in 2001 and Ps5,659.5 (U.S.$545.2) in 2002, which represents the cash obligation plus the advanced payments of the Company under the forward contracts at the reporting date and is presented as a mezzanine item for purposes of note 23(o). Under Mexican GAAP, since inception, the shares sold to the counterparties have been treated as permanent equity.

Under Mexican GAAP, since inception, these forward contracts have been treated as equity transactions, and gains or losses are recognized upon settlement as an adjustment to stockholders' equity. Under Mexican GAAP the difference between the original proceeds of the sale and the forward price, which is periodically paid to the counterparties, is treated as a prepayment toward the forward contracts' final price and is presented as accounts receivable. For purposes of the reconciliation to U.S. GAAP, the amount prepaid and considered as accounts receivable, has been also considered as a preferred dividend, in a manner similar to a mandatorily redeemable preferred stock, and has been charged to net income under U.S. GAAP against stockholders' equity, resulting in an expense for the years ended December 31, 2000, 2001 and 2002 of approximately Ps488.7, Ps444.4 and Ps518.0, respectively (Ps412.3, Ps368.7 and Ps430.0, respectively, after the related deferred income tax effect). The amount of US$98.3 recognized as a loss in stockholders' equity under Mexican GAAP during 2002 was not reclassified through net income in the reconciliation to U.S. GAAP, since such amount has been periodically charged to earnings under U.S. GAAP as part of the preferred dividends. At maturity of the forward contracts, assuming the shares are repurchased, the reacquired shares will be treated as an equivalent of treasury shares.

(k) Other U.S. GAAP Adjustments

Inventory costs--Until December 31, 1999, as permitted by Mexican GAAP, certain inventories of manufactured product were valued under the direct cost system, which includes material, labor and other direct costs. For purposes of complying with U.S. GAAP, inventories must be valued under the full absorption cost method, including all costs and expenses necessary for the manufacturing process. Beginning January 1, 2000, the Company adopted the full absorption cost method in all its producing facilities; therefore, for the year ended December 31, 2000, the reconciling item arising from this difference was eliminated, recognizing an expense of Ps69.4 in the reconciliation of net income to U.S. GAAP.

Capitalization of costs of computer development under U.S. GAAP--Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software and that costs related to the preliminary project stage and the post-implementation/operations stage (as defined in SOP 98-1) in an internal-use computer software development project be expensed as incurred. The estimated average useful lives period to amortize these capitalized costs is between 3 and 5 years.

For the years ended December 31, 2000, 2001 and 2002, the effect of capitalizing these costs in the reconciliation of net income to U.S. GAAP, net of amortization, led to income of Ps125.6 and expense of Ps220.1 and Ps196.0, respectively, with an effect of income in the stockholders' equity reconciliation to U.S. GAAP at December 31, 2001 and 2002 of Ps425.1 and Ps262.5, respectively. Beginning in 2001, in connection with the Company's decision to significantly enhance and/or replace, on a worldwide basis, all of its critical software systems under an effort denominated "CEMEX Way", for accounting purposes under Mexican GAAP, the Company began the capitalization of costs associated with developing and implementing new software (see note 9) resulting in a capitalization under Mexican GAAP for the years ended December 31, 2001 and 2002 of Ps1,407.7 and Ps1,672.9, net of amortization. As a result, in the reconciliation of net income to U.S. GAAP for the years ended December 31, 2001 and 2002, the reconciling item refers exclusively to the amortization of the accrued capitalized amount until December 2000.

Deferred charges--Other deferred charges, net of accumulated amortization, that did not qualify for deferral under U.S. GAAP were reversed through earnings under U.S. GAAP in the period incurred, resulting in income of Ps136.0 in 2000, expense of Ps175.2 in 2001 and expense of Ps279.9 in 2002. The net effect in the stockholders' equity reconciliation to U.S. GAAP was a decrease of Ps376.8 and Ps625.8 at December 31, 2001 and 2002, respectively. Mexican GAAP allowed the deferral of these items.

Monetary position result--Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined in accordance with the weighted average inflation factor for the period.

Reclassifications--Non-cement related assets under Mexican GAAP (see note 7) of Ps347.3 and Ps362.2, as of December 31, 2001 and 2002, respectively, were reclassified to long-term assets for purposes of the condensed financial information under U.S. GAAP in note 23(o). These assets are stated at their estimated fair value. Estimated costs to sell these assets are not significant.

(l) Financial Instruments

Derivative Financial Instruments (see notes 2N, 11, 12 and 16)

Effective January 1, 2001, companies reporting under U.S. GAAP adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilites at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs.

Under Mexican GAAP, effective January 1, 2001, the Company adopted Bulletin C-2 "Financial Instruments" (see note 2N), which establishes a methodology similar to that of SFAS 133. The main differences between SFAS 133 and Bulletin C-2 relate to the rules for hedge accounting. SFAS 133 provides specific rules for qualifying for hedge accounting and is precise as to which transactions are outside the scope of the statement, while under Bulletin C-2, hedge accounting is based on the Company's intention and designation, providing that the underlying hedged asset or liability is already recognized in the balance sheet. Bulletin C-2 does not provide guidance for hedging forecasted transactions, for cash flow hedges, for own equity derivative instruments nor for risk management instruments entered into to protect the Company's net investment in foreign subsidiaries; therefore, such contracts have been accounted for in accordance to SFAS 133 or with other U.S. GAAP accounting pronouncements as appropriate. Fair value hedges as defined by U.S. GAAP are precluded by Mexican GAAP since it is not permitted to record primary hedged instruments at fair value.

As of December 31, 2002 and 2001, the differences in derivative instruments hedge accounting between Mexican and U.S. GAAP, as they relate to the Company, led to certain adjustments in the reconciliation of stockholders' equity and the reconciliation of net income to U.S. GAAP, as well as reclassifications in the condensed financial information under U.S. GAAP of note 23(o), which are explained as follows:

o During 2001, the estimated fair value of interest rate swaps negotiated to exchange fixed for floating rates, or vice versa, designated as hedges of underlying debt transactions under Mexican GAAP, was not recognized in the balance sheet pursuant to the hedge designation (see note 2N). For the year ended and as of December 31, 2001, for purposes of the reconciliation of stockholders' equity and net income to U.S. GAAP, the Company did not designate these interest rate swaps as accounting hedges under SFAS 133; therefore, the estimated fair value was recognized, resulting in income of approximately Ps31.1 (U.S.$3.2 million) (see notes 11 and 12A). Beginning in 2002, the Company applied under Mexican GAAP the accounting provisions of cash flow hedges, in a manner equivalent to the rules set forth in SFAS
     133. As a result, after fulfilling the hedging documentation requirements and effectiveness tests, beginning as of the designation date in June 30, 2002, the estimated fair value of the hedging instruments and changes thereon have been recognized in the balance sheet against the deficit in equity restatement within stockholders' equity, which is equivalent in Mexico to Other Comprehensive Income ("OCI") as defined in U.S. GAAP (see notes 11 and 12). For the year ended December 31, 2002, changes in the estimated fair value of interest rate derivatives, other than those designated as cash flow hedges, have been recorded through the income statement under Mexican GAAP (see notes 11 and 12), consistently with U.S. GAAP.

o As discussed in notes 11 and 12B, the Company recorded a net asset of U.S.$242.9 million (Ps2,431.4) in 2001 and U.S.$244.9 million (Ps2,542.1)
     in 2002, related to the fair value adjustments of certain Cross Currency Swaps. Under U.S. GAAP, the amounts do not qualify for net presentation and thus have been shown gross for purposes of the condensed financial information under U.S. GAAP presented in note 23(o).

     As a result of the reversal, under U.S. GAAP as of December 31, 2001, long-term debt increased U.S.$175.9 million (Ps1,760.7) against non-current assets, representing the portion of the estimated fair value attributable to the changes in the exchange rates between the beginning of the CCS and year-end; and U.S.$14.8 million (Ps148.1), corresponding to the portion of the estimated fair value attributable to accrued interest, was reclassified and increased current liabilities against current assets. Likewise, at December 31, 2002, in respect to the portion of the estimated fair value attributable to changes in the exchange rates, short-term debt decreased U.S.$2.9 million (Ps30.1) against current assets and long-term debt increased U.S.$177.1 million (Ps1,838.3), including prepayments, against non-current assets; while in respect of the portion of the estimated fair value attributable to accrued interest, current liabilities increased U.S.$25.9 million (Ps268.8) against current assets.

All other derivative instruments, with the exception of those described above and the equity forwards described in note 23(j), entered into by the Company and disclosed in notes 11, 12 and 16, have been accounted under Mexican GAAP consistently with the provisions of U.S. GAAP. In respect to the interest rate derivative instruments that hedge forecasted debt transactions (see note 12A), as of December 31, 2002, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with the interest rates of new debt issuances or debt renegotiations is up to six months between the settlement date of the instrument and the occurrence of the underlying debt transaction.

For all hedging relationships for accounting purposes, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. As of December 31, 2002 and 2001, the Company has not designated any derivative instrument as a fair value hedge for accounting purposes under both Mexican GAAP and U.S. GAAP. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Fair Value of Financial Instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.

Marketable securities and long-term investments are accounted for at fair value, which is based on quoted market prices for these or similar instruments.

The carrying value of the Company's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) at December 31, 2002 is summarized as follows:

                                            Carrying      Estimated
                                             Amount       Fair value
                                        -------------------------------
Bank loans...........................Ps       25,692.1      25,680.1
Notes payable........................         26,462.1      26,479.4
                                        -------------------------------

As discussed in notes 2D and 14D, the Company has designated certain debt as hedges of its investment in foreign subsidiaries and, for Mexican GAAP purposes, records foreign exchange fluctuations on such debt in equity. For purposes of the U.S. GAAP net income reconciliation, expense of Ps1,551.6 in 2000, income of Ps609.7 in 2001 and expense of Ps2,460.1 in 2002, were recognized as foreign exchange results since the related debt does not meet the conditions set forth in SFAS 52 for hedge accounting purposes, given that the currencies involved do not move in tandem.

(m) Stock Option Programs

Beginning in 2001, for financial reporting under Mexican GAAP, the Company accounts for its stock option programs (see note 15) using a methodology that is consistent with the rules set forth by APB Opinion No. 25 ("APB 25") under U.S GAAP. According to APB 25, compensation cost should be recognized in the financial statements under the intrinsic cost method, which represents the difference between the strike price and the market price of the stock at the reporting date, for all plans that do not meet the following characteristics:
(i) the exercise price established in the option is equal to the quoted market price of the stock at the measurement date, (ii) the exercise price is fixed for the option's life, and (iii) the option's exercise is hedged through the issuance of new shares of common stock. After taking into account these characteristics, no compensation cost is recognized for the Company's fixed program (see note 15A), while compensation cost is periodically determined, beginning in 2001, for the Company's variable program (see note 15C) and voluntary programs (see note 15D) and beginning in 2002, for its special program (see note 15B). Stock options activity during 2001 and 2002, the balance of options outstanding as of December 31, 2001 and 2002 and other general information regarding the Company's stock option programs is presented in note 15.

The Company covers the potential future exercise of its programs, with the exception of the fixed program, through equity forward contracts in the Company's own stock that have been designed as hedges of the programs. For the years ended December 31, 2001 and 2002, the Company recognized in the income statement under Mexican GAAP a gain of approximately U.S.$28.7 million (Ps287.3) and a loss of approximately U.S.$47.1 million (Ps488.9), respectively, from changes in the estimated fair value of the forward contracts.

Under U.S. GAAP, SFAS 123 "Accounting for Stock-Based Compensation" requires that compensation cost for stock option plans should be determined based on the options' fair value at the grant date, using a qualified option-pricing model, and recorded in results of operations during the options vesting period after which no further recognition is required.

For the years ended December 31, 2000, 2001 and 2002, had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, using the Black-Scholes pricing model, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                                               2001
                                                                             -----------------------------------------
                                                                   2000         Fixed      Variable         Total
                                                                               program      program
                                                                ------------ -----------------------------------------
Net income, as reported (Mexican GAAP)...................... Ps  10,389.1                                  11,789.8
  Cost of options granted according to SFAS 123.............       (211.0)      (271.5)      (205.0)         (476.5)
  Result from voluntary exchange program, net (note 15).....          -          221.9          -             221.9
  Reversal of cost recognized under APB 25..................          -            -          147.2           147.2
                                                                ------------ ------------ ------------  --------------
Approximate net income, pro forma...........................     10,178.1                                  11,682.4
                                                                ------------                            --------------
Basic earnings per share, as reported....................... Ps                                                2.76
                                                                     2.52
                                                                ------------                            --------------
Basic earnings per share, pro forma......................... Ps                                                2.74
                                                                     2.47
                                                                ------------                            --------------

                                                                                        2002
                                                                ------------------------------------------------------
                                                                  Special     Variable     Voluntary        Total
                                                                  program      program     programs
                                                                ------------ -----------------------------------------
Net income, as reported (Mexican GAAP)...................... Ps                                             5,400.4
  Cost of options granted according to SFAS 123.............         (9.3)      (158.7)       (17.9)         (185.9)
  Reversal of cost recognized under APB 25..................          -            -           51.9            51.9
                                                                ------------ ------------ ------------  --------------
Approximate net income, pro forma...........................                                                5,236.4
                                                                                                        --------------
Basic earnings per share, as reported....................... Ps                                                1.20
                                                                                                        --------------
Basic earnings per share, pro forma......................... Ps                                                1.17
                                                                                                        --------------

The net amount of income in the pro forma calculations of Ps221.9, presented in 2001 under the line "Result from voluntary exchange program, net", represents the difference between the amount paid to the executives for the repurchase of their options of approximately Ps659.9, recorded as an expense under Mexican GAAP in 2001, equivalent to the intrinsic value of the options at the exchange date, and the expense determined under SFAS 123 of approximately Ps438.0, representing the options unvested fair value at the date of issuance, which was accelerated as a result of the exchange program. The reason for the reversal in the pro forma calculations, of the expense recognized under Mexican GAAP, is because such amount had been previously expensed in the pro forma calculations as part of the cost under SFAS 123 in prior years and as part of the accelerated amortization of the unrecognized cost discussed above.

The assumptions for the Black-Scholes model for the options granted during each year were:

                                               2000          2001            2002
                                          -------------- --------------  --------------
Expected dividend yield...................     2%             2%              2%
Volatility................................     30%            25%             25%
Range of risk free interest rates.........    12.5%       4.9% - 9.8%     3.6% - 4.8%
Weighted average tenure...................  10 years       10 years        9.8 years
                                          -------------- --------------  --------------

(n) Supplemental Cash Flow Information Under U.S. GAAP

Under Mexican GAAP, statements of changes in financial position, in which are identified the sources and uses of resources based upon the differences between beginning and ending financial statements in constant pesos, require that monetary position result and unrealized foreign exchange result be treated as cash items in the determination of resources provided by operations. U.S. GAAP, under SFAS 95, requires a statement of cash flow presenting only cash items and excluding non-cash items. SFAS 95 does not provide any guidance with respect to inflation-adjusted financial statements. The nature of the differences between Mexican GAAP and U.S. GAAP in the amounts reported is mainly due to (i) the elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities,
(ii) the elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

The following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2000, 2001 and 2002, giving effect to the U.S.

GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented in millions of pesos on a historical peso basis and is not presented in pesos of constant purchasing power.

                                                                             Years ended December 31,
                                                               -----------------------------------------------------
                                                                     2000               2001             2002
                                                               ------------------ ----------------------------------
Net cash provided by operating activities.................. Ps         9,651.4         18,786.5          9,526.4
Net cash provided by (used in) financing activities........           19,136.6         (9,250.1)        (1,323.7)
Net cash used in investing activities......................          (29,930.8)        (8,433.3)        (8,380.4)
                                                               ------------------ ----------------------------------

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:


                                                                             Years ended December 31,
                                                               -----------------------------------------------------
                                                                     2000               2001             2002
                                                               ------------------ ----------------------------------
Interest paid.............................................. Ps         4,491.3           3,594.9         3,467.1
Income taxes paid..........................................            1,106.3             559.2         1,350.3
                                                               ------------------ ----------------------------------

Non-cash activities are comprised of the following:

1. Acquisition of fixed assets through capital leases amounting to Ps749.8 in 2000 and Ps23.2 in 2001. The Company did not acquire assets through capital leases during 2002.

2. Liabilities assumed through the acquisition of businesses (see note 8A) were Ps5,984.6 in 2000, Ps275.6 in 2001 and Ps1,873.7 in 2002.

(o) Condensed Financial Information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2000, 2001 and 2002, prepared under U.S. GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of U.S. GAAP:



                                                                            Years ended December 31,
                                                              ------------------------------------------------------
Statements of income                                                 2000              2001              2002
                                                              ------------------- ---------------- -----------------
Net sales................................................. Ps        59,039.8          66,459.4          67,278.3
Gross profit..............................................           25,079.3          28,049.9          29,055.6
Operating income..........................................           14,370.2          10,623.3          10,874.2
Comprehensive financial income (cost).....................           (2,802.8)          3,282.3          (5,903.0)
Other expenses, net.......................................             (438.8)           (624.4)           (959.0)
Income tax (including deferred)...........................           (1,790.4)         (1,863.1)          1,579.9
Equity in income of affiliates............................              379.7             321.9             454.5
                                                              ------------------- ---------------- -----------------
Consolidated net income...................................            9,717.9          11,740.0           6,046.6
                                                              ------------------- ---------------- -----------------
Minority interest net income..............................              548.5           1,107.6             399.0
                                                              ------------------- ---------------- -----------------
Majority interest net income.............................. Ps         9,169.4          10,632.4           5,647.6
                                                              ------------------- ---------------- -----------------

The following table presents consolidated condensed balance sheets at December 31, 2001 and 2002, prepared under U.S. GAAP, including all differences and reclassifications as compared to Mexican GAAP described in this note 23:

                                                                                           At December 31,
                                                                                  ----------------------------------
   Balance sheets                                                                      2001              2002
                                                                                  ---------------- -----------------
   Current assets............................................................ Ps       22,059.4          19,932.5
   Investments and non-current assets........................................           8,958.0           7,556.9
   Property, machinery and equipment.........................................          94,988.3          98,121.1
   Deferred charges..........................................................          37,316.5          43,945.5
                                                                                  ---------------- -----------------
                                                                                  ---------------- -----------------
       Total assets..........................................................         163,322.2         169,556.0
                                                                                  ---------------- -----------------
                                                                                  ---------------- -----------------
   Current liabilities.......................................................          28,473.4          36,149.0
   Long-term debt............................................................          39,361.3          41,222.3
   Other non-current liabilities.............................................          21,328.2          22,202.6
                                                                                  ---------------- -----------------
       Total liabilities.....................................................          89,162.9          99,573.9
                                                                                  ---------------- -----------------
   Mezzanine items:
       Putable capital securities (see note 14E).............................           2,420.7             685.1
       Temporary equity......................................................           5,865.8           5,659.5
       Preferred equity (see note 14F).......................................           8,714.3           6,747.0
       Minority interest.....................................................           8,023.0           5,194.7
                                                                                  ---------------- -----------------
           Total mezzanine items.............................................          25,023.8          18,286.3
                                                                                  ---------------- -----------------
   Stockholders' equity......................................................          49,135.5          51,695.8
                                                                                  ---------------- -----------------
                                                                                  ---------------- -----------------
       Total liabilities and stockholders' equity............................ Ps      163,322.2         169,556.0
                                                                                  ---------------- -----------------

For purposes of the consolidated condensed financial statements presented in the tables above, the 2000 and 2001 figures were restated to constant pesos at December 31, 2002 using the Mexican inflation rate, in order to comply with current requirements of Regulation S-X, instead of the weighted average inflation factor used by the Company under Mexican GAAP (see note 2B).

(p) Restatement to Constant Pesos of Prior Years

The following table presents summarized financial information under Mexican GAAP of the consolidated income statements for the years ended December 31, 2000 and 2001 and balance sheet information at December 31, 2001, in Mexican pesos of equivalent constant purchasing power of December 31, 2002 using the Mexican inflation rate:

                                                                                   2000                 2001
                                                                             ------------------   ------------------
   Sales..................................................................Ps        59,698.5             67,035.8
   Gross profit...........................................................          26,339.7             29,329.3
   Operating income.......................................................          17,565.7             16,008.6
   Majority interest net income...........................................          10,613.7             11,404.2
                                                                             ------------------   ------------------
                                                                             ------------------   ------------------
   Current assets.........................................................                     Ps        22,456.9
   Non-current assets.....................................................                              134,693.3
   Current liabilities....................................................
                                                                          Non-current
                                                                          assets                         22,721.3
   Non-current liabilities................................................                               55,495.9
   Majority interest stockholders' equity.................................                               59,805.6
   Minority interest stockholders' equity.................................                               19,127.3
                                                                                                  ------------------

(q) Environmental Costs

Environmental expenditures related to current operations are expensed or capitalized, as appropriate. Remediation costs related to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated. CEMEX accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Other than those contingencies disclosed in note 21G, the Company is not currently facing other material situations, which might result in the recognition of an environmental remediation liability.

(r) Supplemental Debt Information

At December 31, 2001 and 2002, due to the Company's ability and its intention to refinance short-term debt with the available amounts of the committed long-term lines of credit, U.S.$546 million (Ps5,465.4) and U.S.$450 million (Ps4,671.0), respectively, were reclassified from short-term debt to long-term debt under Mexican GAAP (see note 12). For purposes of the condensed information under U.S. GAAP of note 23(o), this reclassification was reversed given that under U.S. GAAP, the reclassification is precluded when the long-term agreements contain "Material Adverse Events" clauses, which in the case of the Company are customary covenants.

(s) Impairment of Long Lived Assets

As noted at the beginning of note 23, for purposes of the reconciliation to U.S. GAAP, CEMEX adopted SFAS 142 and SFAS 144 effective January 1, 2002. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of such adoption, beginning January 1, 2002, amortization ceased for goodwill under U.S. GAAP.

In connection with SFAS 142's transitional goodwill impairment evaluation, the statement requires an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was also required to determine the fair value of each reporting unit and compare it to the its related carrying amount within six months of January 1, 2002. To the extent the fair value of the reporting unit exceeds its corresponding carrying amount there is no requirement to recognize an impairment loss. Upon adoption, SFAS 142 required the Company to determine its reporting units, as defined, for purposes of assessing fair value in determining the potential impairment at transition and in future periods. The Company's geographical segments under SFAS 131 are also its reporting units under SFAS 142, based on the similarities as defined in SFAS 142 of the components of the operating segments (cement, ready-mix concrete, aggregates and other construction materials). No impairment charges were required as a result of the transitional goodwill impairment evaluation performed for the recorded goodwill as of January 1, 2002.

As a result of the implementation of SFAS 142 and 144 during 2002, pursuant to which goodwill is defined as an intangible asset with indefinite life and is no longer amortized, the Company ceased the amortization of the net amounts of goodwill as of December 31, 2001; therefore such amounts will be fixed and subject to the impairment test as required by the new rules. For the year ended December 31, 2002, goodwill under Mexican GAAP continued to be an amortizable intangible asset. In compliance with the accounting rules set forth by SFAS, the Company assesses goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of both, amortizable and non-amortizable intangible assets, while undiscounted cash flow analyses are used to assess long-lived asset impairment.

As previously discussed in note 23(a), for U.S. GAAP purposes, goodwill amounts are carried in the reporting unit's functional currency and restated by the inflation factor of the reporting unit's country and then translated into Mexican pesos at the exchange rates prevailing at the reporting date. Under Mexican GAAP, goodwill amounts are carried in the currencies of the reporting units' holding companies, are translated into pesos and restated by Mexican inflation.

If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to a nonamortizable intangible are not expected to continue for the foreseeable future, a useful life would be assigned. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. In addition, during 2002, there were no impairment charges except for the impairment expense disclosed in note 2U, which was attributable to the reporting unit engaged in software development projects for both Mexican and U.S. GAAP.

As of December 31, 2002, the Company's approximate goodwill by reporting unit under U.S. GAAP, net of amortization accrued until December 31, 2001, is as follows:

                                 January 1, 2002      Goodwill         Impairment      Inflation and     December 31,
                                                                                         currency
                                       (1)          acquired (2)         losses       fluctuation (3)        2002
                                 ----------------- ----------------  ---------------- ----------------  ---------------
United States................ Ps   13,845.2                -                 -                997.2         14,842.4
Mexico.......................       6,048.3                -                 -                -              6,048.3
Spain........................       6,394.0                -                 -              2,027.7          8,421.7
Colombia.....................       3,342.9                -                 -               (217.7)         3,125.2
The Philippines..............       1,052.1                628.0             -                 72.3          1,752.4
Dominican Republic...........         332.2                -                 -                 54.1            386.3
Thailand.....................         363.4                -                 -                 36.0            399.4
The Caribbean................         346.9                -                 -                 33.6            380.5
Venezuela....................         286.0                -                 -                (23.5)           262.5
Egypt........................         256.3                -                 -                 17.4            273.7
Costa Rica...................         263.2                -                 -                 13.4            276.6
Other reporting units (4)....         326.9                371.3             (93.1)            96.1            701.2
Affiliates (see note 8A).....         314.7                209.7             -                  7.8            532.2
                                 ----------------- ----------------  ---------------- ----------------  ---------------
                              Ps
                                       33,172.1          1,209.0             (93.1)         3,114.4         37,402.4
                                 ----------------- ----------------  ---------------- ----------------  ---------------

1.   This column presents goodwill by reporting unit; net of amortization accrued until December 31, 2001, presented in constant pesos as of December 31, 2002, using the Mexican inflation rate.

2.   The acquired goodwill represents the difference between the purchase price and the estimated fair value of the acquired entity at the acquisition date, determined in the subsidiary's or the affiliate's currency and presented in Mexican pesos at the balance sheet date. For the acquisitions during 2002, no intangible assets, both of definite or indefinite life, were identified and determined other than goodwill. As mentioned in note 8A, in 2002, CEMEX acquired: (i) from the minority shareholders the remaining 30% economic interest in Solid for approximately U.S.$95 million (Ps986.1); (ii) through a tender offer and a subsequent merger, a 100% equity interest in Puerto Rican Cement Company for approximately U.S.$180.2 million (Ps1,870.5); and (iii) for cash and pursuant to a forward purchase agreement, a 15.1% equity interest in CAH, for approximately U.S.$142.3 million. In addition, during
     2002, CEMEX also made other minor acquisitions for approximately U.S.$60 million.

3.   The amounts presented in this column represent the difference between the goodwill amounts as determined in the reporting units' functional currencies, restated by the reporting unit's inflation rates and translated into pesos at the exchange rates prevailing at the reporting date, as compared to the same amounts of goodwill at the beginning of the year, translated into Mexican pesos at the exchange rates of
     December 31, 2001, restated into constant pesos as of December 31, 2002 using Mexican inflation.

4.   Other reporting units are mainly integrated by the Company's cement operations in Puerto Rico and Panama, the ready-mix concrete operations in France and Italy and the reporting unit engaged in software development projects.

The following table reflects the impact that SFAS 142 would have had on prior years net income under U.S. GAAP and earnings per share if adopted for all historical periods presented:

                                                                                        Years Ended December 31,
                                                                                  --------------------------------------
                                                                                        2000                2001
                                                                                  ------------------ -------------------
Approximate net income under U.S. GAAP, as reported ......................    Ps          9,169.4            10,632.4
   Cease goodwill amortization............................................                  965.7             2,239.4
                                                                                  ------------------ -------------------
Adjusted net income under U.S. GAAP.......................................    Ps         10,135.1            12,871.8
                                                                                  ------------------ -------------------
                                                                                  ------------------ -------------------

Basic U.S. GAAP earnings per share........................................    Ps             2.23                2.50
   Cease goodwill amortization............................................                   0.24                0.52
                                                                                  ------------------ -------------------
Adjusted basic U.S. GAAP earnings per share...............................    Ps             2.47                3.02
                                                                                  ------------------ -------------------
                                                                                  ------------------ -------------------

Diluted U.S. GAAP earnings per share......................................    Ps             2.19                2.44
   Cease goodwill amortization............................................                   0.23                0.51
                                                                                  ------------------ -------------------
Adjusted diluted U.S. GAAP earnings per share.............................    Ps             2.42                2.95
                                                                                  ------------------ -------------------
                                                                                  ------------------ -------------------

(t) Business Combinations

As mentioned in note 8A, during November 2000, CEMEX acquired a majority equity interest in CEMEX, Inc. (formerly Southdown). For purposes of disclosure under U.S. GAAP according to APB 16, companies must provide on a pro forma basis, the effects of certain information as if the acquired companies were consolidated since the beginning of the reported period. Therefore, the Company is providing pro forma selected income statement amounts for the consolidation of CEMEX, Inc., as if it had been consolidated for the full year 2000.

In order to make the information comparable with the reported amounts of the Company in its financial statements under Mexican GAAP, the pro forma amounts presented in the table below corresponding to 2000, have been restated to constant pesos as of December 31, 2002, using the weighted average inflation index (see note 2B). The approximated amounts are as follows:

                                                                  Year Ended December 31, 2000
                                            --------------------------------------------------------------------------
                                                CEMEX as         CEMEX, Inc.         CEMEX, Inc.           CEMEX
                                                                                    ten-months pro
                                                                ten-months as      orma adjustments
                                              reported (1)       reported (2)     f      (3)             pro forma
                                            ----------------- ------------------- ------------------- ----------------
Net sales............................... Ps        58,435.1            11,594.8           -                 70,029.9
Operating income........................           17,193.5             2,939.0            (481.7)          19,650.8
Majority interest net income (loss).....           10,389.1             1,304.6          (2,545.4)           9,148.3
                                            ----------------- ------------------- ------------------  ----------------
Basic earnings per share................ Ps            2.52                                                     2.21
Diluted earnings per share.............. Ps            2.51                                                     2.20
                                            -----------------                                         ----------------

1) Includes results of operations of CEMEX, Inc. for the two-month period ended December 31, 2000 (see note 8A).

2) CEMEX, Inc.'s ten-month period ended October 31, 2000 is reported in its 2000 annual audited financial statements.

3) For purposes of the pro forma information presented in the table above, "CEMEX, Inc. ten-months pro forma adjustments" column, reflect the acquisition of CEMEX, Inc. for the ten months ended October 31, 2000, as if it had occurred at the beginning of that year. The summary of the pro forma adjustments is as follows:

     3.1)The anticipated interest expense of U.S.$88.5 million in 2000, resulting from the U.S.$1,328 million debt financing assumed in connection with CEMEX, Inc. acquisition, which was determined with a weighted average interest rate of 8%, representative of the borrowing conditions.

     3.2)The estimated amortization expense of U.S.$53.8 million in 2000, arising from the U.S.$1,161.9 million goodwill recorded in the acquisition, resulting from the allocation of the net purchase price of U.S.$2,720.3 million, including adjusting assets and liabilities to fair value at the date of the acquisition. The purchase price includes approximately U.S.$2,628.3 million to acquire 100% of the outstanding shares of common stock and approximately U.S.$48 million to liquidate stock options of CEMEX, Inc., while the remainder relates primarily to change of control payments, investment banking fees and other transaction costs.

     3.3)The additional estimated depreciation expense of U.S.$46.3 million in 2000 resulting from the revaluation of property, machinery and equipment.

3.4) The income tax benefit at the statutory rate of U.S.$47.2 million in 2000 resulting from the additional depreciation and interest expense.

3.5) The anticipated preferred dividends of U.S.$103.3 million in 2000 resulting from U.S.$1.5 billion preferred equity financing transaction used by CEMEX for the acquisition (see note 14F).

As mentioned in note 8A, during 2001 the Company acquired CEMEX Thailand (formerly Saraburi) and other acquisitions for an aggregate amount of U.S$214.5 million, and during 2002 the Company acquired Puerto Rican Cement Company and other minor acquisitions for an aggregate of U.S.$242.3 million, not including approximately U.S.$235 million spent to acquire minority interests, of which U.S.$95 million is related to Solid and U.S.$142.3 million relates to the forward acquisition of CAH shares. For purposes of disclosure under APB 16 for the years ended December 31, 2001 and 2002, the Company determined that the impact of such acquisitions on the Company's consolidated amounts was not material.

(u) Sale of Accounts Receivable

The Company accounts for transfers of receivables under Mexican GAAP consistently with the rules set forth by SFAS 140 "Accounting for Transfers and Surveying of Financial Assets and Extinguishments of Liabilities". Under SFAS

140, transactions that meet the criteria for surrender of control are recorded as sales of receivables and their amounts are removed from the consolidated balance sheet at the time they are sold (see note 4).

(v) Newly Issued Accounting Pronouncements under U.S. GAAP

In June 2001, FASB issued SFAS 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against a corresponding asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34". This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In connection with the disclosure requirements of Interpretaion 45, related to the energy generating plant agreement discussed in note 21F, the Company may also be obligated to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. Through December 31, 2002, for accounting purposes under Mexican and U.S.
GAAP, the Company has considered this agreement in a manner similar to an operating lease, based on the contingent characteristics of the Company's obligation and given that, absent a default under the agreement, the Company's obligations are limited to the purchase of energy from, and the supply of fuel to, the plant. Currently, in light of interpretations 45 and 46, the Company is reviewing the accounting treatment. a final assessment is expected no later than June 30, 2003.

In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". This statement amends FASB Statement 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51". This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. Currently, the Company is performing a review of transactions which accounting treatment could be affected by this interpretation, in order to determine the effect on the Company's financial statements. A final assessment is expected no later than June 30, 2003. The interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the interpretation becomes effective.

(w) Recent Developments (unaudited)

In April 2003, the Company amended the terms of the July 12, 2002 agreements pursuant to which it had agreed to exchange 28,195,213 CEMEX CPOs for 1,483,365 shares of CAH common stock (see note 8A). The terms of the exchange have been modified with respect to 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches commencing on March 31, 2003, the Company has now agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004. Notwithstanding the amendments, for accounting purposes, the CAH shares to be received by the Company pursuant to the exchanges are considered to be owned by the Company effective as of July 12, 2002, as the former holders of the CAH shares have no risks or rewards as a result of the CAH operations. Pending the successful consummation of this transaction, the Company will have increased its stake in CAH to 92.25%.

In March 2003, U.S.$800 million of the U.S.$1,000 million notional amount of interest rate swap options (swaptions) held by the Company as of December 31, 2002 matured, and the Company entered into interest rate swaps for a notional amount of U.S.$800 million in connection with the counterparties' election under the swaptions to receive from the Company fixed interest rates and pay to the Company floating interest rates for a five-year period. See note 11. The remaining swaptions for a notional amount of U.S.$200 million mature in October 2004.

(x) Guaranteed debt

In June 2000, CEMEX concluded the issuance of up to U.S.$200 million aggregate principal amount of 9.625% Exchange Notes due 2009 in a registered public offering in the United States of America in exchange for U.S.$200 million aggregate principal amount of its then outstanding 9.625% Notes due 2009. The Exchange Notes are fully and unconditionally guaranteed, on a joint and several basis, as to payment of principal and interest by two of the Company's Mexican subsidiaries: CEMEX Mexico and Empresas Tolteca de Mexico, S.A. de C.V. ("ETM"). These two companies, together with their subsidiaries, account for substantially all of the revenues and operating income of CEMEX's Mexican operations. During 1999, through a series of mergers, the cement and ready-mix concrete operations of the Company in Mexico were integrated into CEMEX Mexico (see note 2C). CEMEX Mexico is also the holding company for the Company's non-Mexican operations.

As mentioned in note 12, as of December 31, 2001 and 2002, indebtedness of the Company in an aggregate amount of U.S.$ 2,196 million and U.S.$2,339 million, respectively, is fully and unconditionally guaranteed, on a joint and several basis, by CEMEX Mexico and ETM. The Company's indebtedness guaranteed by these two subsidiaries did not increase as a result of the exchange offer described above.

As of December 31, 2001 and 2002, the Company owned a 100% equity interest in CEMEX Mexico, including a 2% and a 0.6% equity interest, respectively, held by a Mexican trust in connection with an equity financing transaction due in 2007 (see note 14F), and CEMEX Mexico owned a 100% equity interest in 2001 and 2002 in ETM. During October and November 2001, CEMEX Mexico and ETM carried out individually, a reverse stock split. Through this operation, stockholders of CEMEX Mexico and ETM were entitled to receive one new share for each 130 million old shares and one new share for each 20 million old shares, respectively. Pursuant to these transactions, the shares of any shareholder not meeting the minimum number required for the reverse stock split, were liquidated and converted into the right to receive a cash liquidation. As a result, as of December 31, 2001, in the consolidated balance sheet of the Company, an account payable of Ps411.9 million was created in favor of the old shareholders against CEMEX Mexico and ETM stockholders' equity. During 2002, CEMEX Mexico and ETM paid no material amounts to the old shareholders. On December 7, 2002, the period granted by Mexican law for the old shareholders to claim their rights under the reverse stock split expired. As prescribed by law, the unclaimed amount after the expiration date should be reimbursed to the entity's stockholders' equity; as a result, the account payable as of the expiration date was cancelled against stockholders' equity as of December 31, 2002. In addition, resulting from the reverse stock split, the equity interest of the Company in both subsidiaries increased to 100%.

For purposes of the accompanying condensed consolidated balance sheets, income statements and statements of changes in financial position under Mexican GAAP, the first column, "CEMEX," corresponds to the parent company issuer, which has no material operations other than its investments in subsidiaries and affiliated companies. The second column, "Combined Guarantors", represents the combined amounts of CEMEX Mexico and ETM on a Parent Company-only basis, after adjustments and eliminations relating to their combination. The third column, "Combined non-guarantors", represents the amounts of the Company's international subsidiaries, CEMEX Mexico and ETM non-Guarantor subsidiaries, and other immaterial Mexican non-guarantor subsidiaries of the Company. The fourth column, "Adjustments and eliminations", includes all the amounts resulting from consolidation of CEMEX, the Guarantors and the non-guarantor subsidiaries, as well as the corresponding constant pesos adjustment as of December 31, 2002, for the periods ended December 31, 2000 and 2001 described below. The fifth column, "CEMEX Consolidated", represents the Company's consolidated amounts as reported in the audited consolidated financial statements. Additionally, all the amounts presented under the line item "Investments in affiliates" for both the balance sheet and the income statement are accounted for by the equity method.

As mentioned in note 2B, according to Mexican GAAP's Bulletin B-15, the financial statements of those entities with foreign consolidated subsidiaries should be presented in constant pesos as of the latest balance sheet presented, considering the inflation of each country in which the entity operates, as well as the changes in the exchange rate between the functional currency of each country vis-a-vis the reporting currency (in this case, the Mexican peso). As a result of the aforementioned, for comparability purposes the condensed financial information of CEMEX, the "Combined Guarantors" and the "Combined non-guarantors" amounts have been adjusted to reflect constant pesos as of December 31, 2002, using the Mexican inflation index arising from the NCPI. Therefore, the corresponding inflation adjustment derived from the application of Bulletin B-15 in the consolidated amounts is presented within the "Adjustments and eliminations" column.

The condensed consolidated financial information is as follows:

Condensed consolidated balance sheets:
                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
            As of December 31, 2001                    CEMEX       Guarantors    non-guarantors eliminations    Consolidated
 ---------------------------------------------    ---------------------------------------------------------------------------
 Current assets............................... Ps     15,590.7        15,849.2       48,319.5     (56,543.2)        23,216.2
 Investment in affiliates.....................        17,995.1        67,294.7        9,938.7     (90,055.6)         5,172.9
 Other non-current assets.....................        57,519.1         1,133.0        5,903.5     (62,614.5)         1,941.1
 Property, machinery and equipment............         1,695.8        26,004.9       59,079.4       2,712.9         89,493.0
 Deferred charges.............................         4,574.1         5,983.9       72,341.8     (40,259.4)        42,640.4
                                                  -------------   -------------  -------------  -------------   -------------
    Total assets..............................        97,374.8       116,265.7      195,582.9    (246,759.8)       162,463.6
                                                  -------------   -------------  -------------  -------------   -------------
 Current liabilities..........................         8,953.9        23,824.5       26,618.6                       23,489.6
 Long-term debt...............................        25,931.4           240.9        8,752.5       8,567.2         43,492.0
 Other non-current liabilities................           661.9        74,688.1       23,169.1     (84,638.7)        13,880.4
                                                  -------------   -------------  -------------  -------------   -------------
   Total liabilities..........................        35,547.2        98,753.5       58,540.2    (111,978.9)        80,862.0
                                                  -------------   -------------  -------------  -------------   -------------
 Majority interest stockholders' equity.......        61,827.6        17,512.2                                      61,827.6
                                                  -------------   -------------  -------------  -------------   -------------
   Minority interest..........................                                       19,289.6         484.4         19,774.0
                                                  -------------   -------------  -------------  -------------   -------------
 Stockholders' equity under Mexican GAAP......        61,827.6        17,512.2      137,042.7    (134,780.9)        81,601.6
                                                  -------------   -------------  -------------  -------------   -------------
 Total liabilities and stockholders' equity... Ps     97,374.8       116,265.7      195,582.9    (246,759.8)       162,463.6
                                                  -------------   -------------  -------------  -------------   -------------

                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
           As of December 31, 2002                     CEMEX      Guarantors     non-guarantors Eliminations    Consolidated
---------------------------------------------     ---------------------------------------------------------------------------
Current assets............................... Ps      20,847.3       10,106.9        57,527.3     (68,212.7)        20,268.8
Investment in affiliates.....................         76,387.2       76,310.4         8,165.9    (155,053.7)         5,809.8
Other non-current assets.....................         17,082.2          491.7         1,329.3     (17,350.5)         1,552.7
Property, machinery and equipment............          1,689.3       27,537.7        63,666.0         144.3         93,037.3
Deferred charges.............................          6,012.4        6,027.6        80,268.9     (47,577.6)        44,731.3
                                                  -------------  -------------   -------------  -------------  --------------
   Total assets..............................        122,018.4      120,474.3       210,957.4    (288,050.2)       165,399.9
                                                  -------------  -------------   -------------  -------------  --------------
Current liabilities..........................         23,910.8        8,732.4        22,446.1     (24,426.1)        30,663.2
Long-term debt...............................         37,086.6            6.3        15,089.8      (6,781.7)        45,401.0
Other non-current liabilities................          1,395.0       49,539.0        17,214.5     (50,965.2)        17,183.3
                                                  -------------  -------------   -------------  -------------  --------------
  Total liabilities..........................         62,392.4       58,277.7        54,750.4     (82,173.0)        93,247.5
                                                  -------------  -------------   -------------  -------------  --------------
Majority interest stockholders' equity.......         59,626.0       62,196.6       141,950.2    (204,146.8)        59,626.0
                                                  -------------  -------------   -------------  -------------  --------------
  Minority interest..........................           -              -             14,256.8      (1,730.4)        12,526.4
                                                  -------------  -------------   -------------  -------------  --------------
Stockholders' equity under Mexican GAAP......         59,626.0       62,196.6       156,207.0    (205,877.2)        72,152.4
                                                  -------------  -------------   -------------  -------------  --------------
                                                  -------------  -------------   -------------  -------------  --------------
Total liabilities and stockholders' equity... Ps     122,018.4      120,474.3       210,957.4    (288,050.2)       165,399.9
                                                  -------------  -------------   -------------  -------------  --------------

Condensed consolidated income statements:
      For the year ended December 31, 2000
                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
                                                       CEMEX       Guarantors     non-guarantors Eliminations   Consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales.......................................    Ps       -            23,519.4       42,624.5      (7,708.8)        58,435.1
Operating income............................             (101.2)       6,323.7        6,305.2       4,665.8         17,193.5
Comprehensive financing result..............              110.0       (1,748.1)      (3,118.6)      2,949.8         (1,806.9)
Other income (expense), net.................            3,212.6         (872.3)        (883.4)     (3,892.7)        (2,435.8)
Income tax..................................              940.7         (133.7)      (2,624.0)       (197.2)        (2,014.2)
Equity in income of affiliates..............            6,227.0         (245.0)         103.4      (5,822.4)           263.0
                                                   -------------  -------------   ------------   ------------  -------------
Consolidated net income.....................           10,389.1        3,324.6         (217.4)     (2,296.7)        11,199.6
                                                   -------------  -------------   ------------   ------------  -------------
  Minority interest.........................             -              -              (759.8)      1,570.3            810.5
                                                   -------------  -------------   ------------   ------------  -------------
                                                   -------------  -------------   ------------   ------------  -------------
Majority net income.........................    Ps     10,389.1        3,324.6          542.4      (3,867.0)        10,389.1
                                                   -------------  -------------   ------------   ------------  -------------



                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
      For the year ended December 31, 2001             CEMEX       Guarantors     non-guarantors eliminations   Consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales.......................................    Ps       -            21,865.0       52,477.2       (5,039.9)      69,302.3
Operating income............................              (86.7)       1,563.8        5,881.6        9,191.2       16,549.9
Comprehensive financing result..............               32.7        1,403.5        2,559.5       (1,346.3)       2,649.4
Other income (expense), net.................              105.4        2,006.5        3,255.9       (9,541.6)      (4,173.8)
Income tax..................................            1,337.3          583.7                      (2,163.7)      (1,906.2)
Equity in income of affiliates..............           10,401.1        2,618.1          356.4      (13,170.4)         205.2
                                                   -------------  -------------   ------------   ------------  -------------
Consolidated net income.....................           11,789.8        8,175.6       10,389.9      (17,030.8)      13,324.5
                                                   -------------  -------------   ------------   ------------  -------------
  Minority interest.........................             -               -            1,144.3          390.4        1,534.7
                                                   -------------  -------------   ------------   ------------  -------------
                                                   -------------  -------------   ------------   ------------  -------------
Majority net income.........................    Ps     11,789.8        8,175.6        9,245.6      (17,421.2)      11,789.8
                                                   -------------  -------------   ------------   ------------  -------------

                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
      For the year ended December 31, 2002             CEMEX       Guarantors     non-guarantors eliminations   Consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales.......................................    Ps       -           21,753.3       48,827.6       (2,663.4)       67,917.5
Operating income............................             (106.3)      3,209.7        5,428.0        5,070.6        13,602.0
Comprehensive financing result..............           (1,373.9)     (6,383.0)      (3,660.1)       7,998.2        (3,418.8)
Other income (expense), net.................              124.8        (328.3)       6,090.9       (9,928.1)       (4,040.7)
Income tax..................................            2,208.9      (1,249.2)      (1,254.4)        (381.4)         (676.1)
Equity in income of affiliates..............            4,546.9       1,596.0           (2.3)      (5,821.9)          318.7
                                                   -------------  -------------   ------------   ------------  -------------
Consolidated net income.....................            5,400.4      (3,154.8)       6,602.1       (3,062.6)        5,785.1
                                                   -------------  -------------   ------------   ------------  -------------
  Minority interest.........................             -              -               84.8          299.9           384.7
                                                   -------------  -------------   ------------   ------------  -------------
                                                   -------------  -------------   ------------   ------------  -------------
Majority net income.........................    Ps      5,400.4      (3,154.8)       6,517.3       (3,362.5)        5,400.4
                                                   -------------  -------------   ------------   ------------  -------------

Condensed consolidated statements of changes in financial position:
                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
     For the year ended December 31, 2000              CEMEX     Guarantors    non-guarantors eliminations    Consolidated
----------------------------------------------    -------------------------------------------------------------------------
Operating activities:
Majority net income.........................   Ps     10,389.1      3,324.6          542.4        (3,867.0)       10,389.1
Non-cash items..............................          (6,680.3)       780.0        7,836.8         4,658.0         6,594.5
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........           3,708.8      4,104.6        8,379.2           791.0        16,983.6
Net change in working capital...............          (8,921.6)     4,478.3        6,022.1          (470.5)        1,108.3
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....          (5,212.8)     8,582.9       14,401.3           320.5        18,091.9
Financing activities:
Bank loans and notes payable, net...........           2,106.7       (778.6)      10,761.3        (1,060.8)       11,028.6
Dividends paid..............................          (2,386.2)       -             (511.5)          511.5        (2,386.2)
Issuance of common stock....................           2,243.1        -              -              -              2,243.1
Issuance of preferred stock by subsidiaries.            -             -           16,071.1          (340.2)       15,730.9
Others......................................            (169.3)      (822.5)        (478.6)       (3,351.8)       (4,822.2)
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
  Resources used in financing activities....           1,794.3     (1,601.1)      25,842.3        (4,241.3)       21,794.2
Investing activities:
Property, machinery and equipment, net......            -            (523.3)      (2,227.1)           58.2        (2,692.2)
Acquisitions, net of cash acquired..........          (9,402.9)    (4,016.8)     (18,338.0)        4,650.5       (27,107.2)
Dividends received..........................             511.6         -             -              (511.6)         -
Minority interest...........................            -              -          (5,627.7)          119.2        (5,508.5)
Deferred charges and others.................          12,304.3     (3,141.9)     (14,241.7)          270.4        (4,808.9)
                                                  -------------------------------------------------------------------------
  Resources used in investing activities....           3,413.0     (7,682.0)     (40,434.5)        4,586.7       (40,116.8)
  Change in cash and investments............              (5.5)      (700.2)        (190.9)          665.9          (230.7)
  Cash and investments initial balance......              66.0      2,528.5        2,900.6        (2,061.5)        3,433.6
                                                  -------------  -----------   ------------   -------------  --------------
                                                  -------------  -----------   ------------   -------------  --------------
  Cash and investments ending balance.......   Ps         60.5      1,828.3        2,709.7        (1,395.6)        3,202.9
                                                  -------------  -----------   ------------   -------------  --------------




                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
     For the year ended December 31, 2001              CEMEX     Guarantors    non-guarantors eliminations    Consolidated
----------------------------------------------    -------------------------------------------------------------------------
Operating activities:
Majority net income.........................   Ps     11,789.8      8,175.6        9,245.6       (17,421.2)       11,789.8
Non-cash items..............................         (10,415.2)    (1,737.3)       3,075.8        18,870.6         9,793.9
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........           1,374.6      6,438.3       12,321.4         1,449.4        21,583.7

Net change in working capital...............          (7,600.7)     5,955.5        2,213.1         1,474.6         2,042.5
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....          (6,226.1)    12,393.8       14,534.5         2,924.0        23,626.2
Financing activities:
Bank loans and notes payable, net...........           1,801.7        (55.9)     (15,070.1)        8,587.2        (4,737.1)
Dividends paid..............................          (3,049.2)       -            8,742.0        (8,742.0)       (3,049.2)
Issuance of common stock....................           3,014.1        -             -               -              3,014.1
Issuance of preferred stock by subsidiaries.                                      (6,369.9)
                                                        -             -           (6,369.9)         (215.4)       (6,585.3)
Others......................................             382.4     47,255.4       (9,451.4)      (40,802.3)       (2,615.9)
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
  Resources used in financing activities....           2,149.0     47,199.5      (22,149.4)      (41,172.5)      (13,973.4)
Investing activities:
Property, machinery and equipment, net......            -            (775.5)      (4,170.0)          564.9        (4,380.6)
Acquisitions, net of cash acquired..........          40,841.1    (60,290.2)     (21,951.5)       39,387.5        (2,013.1)
Minority interest...........................            -                 -          (98.8)           (3.4)         (102.2)
Deferred charges and others.................         (36,661.0)       696.6       33,406.9           485.8        (2,071.7)
                                                  -------------------------------------------------------------------------
  Resources used in investing activities....           4,180.1    (60,369.1)       7,186.6        40,434.8        (8,567.6)
  Change in cash and investments............             103.0       (775.8)        (428.3)        2,186.3         1,085.2
  Cash and investments initial balance......              60.5      1,828.3        2,709.7        (1,395.6)        3,202.9
                                                  -------------  -----------   ------------   -------------  --------------
                                                  -------------  -----------   ------------   -------------  --------------
  Cash and investments ending balance.......   Ps
                                                         163.5      1,052.5        2,281.4           790.7         4,288.1
                                                  -------------  -----------   ------------   -------------  --------------

                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
     For the year ended December 31, 2002              CEMEX     Guarantors    non-guarantors eliminations    Consolidated
----------------------------------------------    -------------------------------------------------------------------------
Operating activities:
Majority net income.........................   Ps      5,400.4     (3,154.8)        6,517.3       (3,362.5)        5,400.4
Non-cash items..............................          (5,631.2)     1,063.8        19,716.4       (7,252.3)        7,896.7
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........            (230.8)    (2,091.0)       26,233.7      (10,614.8)       13,297.1
Net change in working capital...............           1,089.9      5,032.4       (27,128.3)      24,977.6         3,971.6
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....             859.1      2,941.4          (894.6)      14,362.8        17,268.7
Financing activities:
Bank loans and notes payable, net...........           7,299.5         63.8        (5,068.2)          -            2,295.1
Dividends paid..............................          (3,394.1)    (2,171.5)            2.4        2,169.1        (3,394.1)
Issuance of common stock....................           3,157.4     51,460.6        14,502.1      (65,962.7)        3,157.4
Issuance of preferred stock by subsidiaries.            -             -            (4,191.5)          -           (4,191.5)
Others......................................             370.6    (51,632.3)       53,956.9           -            2,695.2
                                                  -------------------------------------------------------------------------
                                                  -------------------------------------------------------------------------
  Resources used in financing activities....           7,433.4     (2,279.4)       59,201.7      (63,793.6)          562.1
Investing activities:
Property, machinery and equipment, net......            -          (1,063.6)       (2,780.5)          -           (3,844.1)
Acquisitions, net of cash acquired..........         (63,299.0)    11,507.1           562.4       48,494.1        (2,735.4)
Dividends received..........................           2,169.1        -             -             (2,169.1)            -
Minority interest...........................            -             -            (2,959.9)          -           (2,959.9)
Deferred charges and others.................          53,042.0    (10,321.1)      (52,266.5)         714.9        (8,830.7)
                                                  -------------------------------------------------------------------------
  Resources used in investing activities....          (8,087.9)       122.4       (57,444.5)      47,039.9       (18,370.1)
  Change in cash and investments............             204.6        784.4           862.6       (2,390.9)         (539.3)
  Cash and investments initial balance......             163.5      1,052.5         2,281.4          790.7         4,288.1
                                                  -------------  -----------   ------------   -------------  --------------
                                                  -------------  -----------   ------------   -------------  --------------
  Cash and investments ending balance.......   Ps        368.1      1,836.9         3,144.0       (1,600.2)        3,748.8
                                                  -------------  -----------   ------------   -------------  --------------

The tables below present consolidated balance sheets as of December 31, 2001 and 2002, and income statements and statements of changes in financial position for each of the three-year periods ended December 31, 2002 for the Guarantors. Such information presents in separate columns each individual Guarantor on a Parent Company-only basis, consolidation adjustments and eliminations, and the combined Guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined Guarantors" column.

The amounts presented in the column "Combined Guarantors" are readily comparable with the information of the Guarantors included in the condensed consolidated financial information. As previously described, amounts presented under the line item "Investments in affiliates" for both the balance sheets and income statements, include the net investment in affiliates accounted for by the equity method. In addition, the Guarantors' reconciliation of net income and stockholders' equity to U.S. GAAP are presented below:

Guarantors' Combined Balance Sheets:

                         December 31, 2001                                        Guarantors (Parent Company-only)
                                                                 -----------------------------------------------------------------
                                                                                         ETM          Adjustments      Combined
                                                                                                          and
                             Assets                               CEMEX Mexico                       eliminations     Guarantors
                                                                 ----------------  --------------  --------------- ---------------
     Current Assets
     Cash and investments.................................    Ps          401.9          650.6            -               1,052.5
     Trade accounts receivable, net.......................              1,828.2           -               -               1,828.2
     Other receivables and other current assets...........              1,602.8        1,535.9            -               3,138.7
     Related parties receivables..........................              8,644.0       17,687.3        (17,845.7)          8,485.6
     Inventories..........................................              1,344.2           -               -               1,344.2
                                                                 ----------------  --------------  --------------- ---------------
        Total current assets..............................             13,821.1       19,873.8        (17,845.7)         15,849.2
                                                                 ----------------  --------------  --------------- ---------------
     Other Investments
     Investments in subsidiaries and affiliates...........             91,762.7       15,691.2        (40,159.2)         67,294.7
     Long-term related parties receivables................                841.6           -               -                 841.6
     Other investments....................................                155.4          136.0            -                 291.4
                                                                 ----------------  --------------  --------------- ---------------
        Total other investments...........................             92,759.7       15,827.2        (40,159.2)         68,427.7
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
     Property, plant and equipment........................             26,004.9           -               -              26,004.9
                                                                 ----------------  --------------  --------------- ---------------
     Deferred Charges.....................................              1,973.5        4,814.0           (803.6)          5,983.9
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
        Total Assets..........................................Ps..    134,559.2       40,515.0        (58,808.5)        116,265.7
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
               Liabilities and Stockholders' Equity
     Current Liabilities
     Current maturities of long-term debt....................               5.1           -               -                   5.1
     Trade accounts payable..................................             382.0           -               -                 382.0
     Other accounts payable and accrued expenses..............          2,146.8          167.3            -               2,314.1
     Related parties payables.................................         38,803.5          165.3        (17,845.5)         21,123.3
                                                                 ----------------  --------------  --------------- ---------------
        Total current liabilities............................          41,337.4          332.6        (17,845.5)         23,824.5
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
      Total long-term debt...................................             240.9           -               -                 240.9
                                                                 ----------------  --------------  --------------- ---------------
     Other Noncurrent Liabilities
     Deferred income taxes...................................           6,361.3           -              (803.8)          5,557.5
     Others..................................................            -                23.2            -                  23.2
     Long-term related parties payables......................          69,107.4            -              -              69,107.4
                                                                 ----------------  --------------  --------------- ---------------
        Total other noncurrent liabilities...................          75,468.7           23.2           (803.8)         74,688.1
                                                                 ----------------  --------------  --------------- ---------------
                          Total Liabilities                           117,047.0          355.8        (18,649.3)         98,753.5
                                                                 ----------------  --------------  --------------- ---------------
     Stockholders' equity....................................           9,336.6       38,583.6        (38,583.6)          9,336.6
     Net income..............................................           8,175.6        1,575.6         (1,575.6)          8,175.6
                                                                 ----------------  --------------  --------------- ---------------
        Total stockholders' equity...........................          17,512.2       40,159.2        (40,159.2)         17,512.2
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
        Total Liabilities and Stockholders' Equity..........  Ps      134,559.2       40,515.0        (58,808.5)        116,265.7
                                                                 ----------------  --------------  --------------- ---------------

Guarantors' Combined Balance Sheets:

                         December 31, 2002                                        Guarantors (Parent Company-only)
                                                                 -----------------------------------------------------------------
                                                                                         ETM          Adjustments      Combined
                                                                                                          and
                             Assets                               CEMEX Mexico                       eliminations     Guarantors
                                                                 ----------------  --------------  --------------- ---------------
     Current Assets
     Cash and investments.................................    Ps        1,245.2          591.7            -             1,836.9
     Trade accounts receivable, net.......................                329.3            -              -               329.3
     Other receivables and other current assets...........                845.4          884.6          (49.2)          1,680.8
     Related parties receivables..........................              2,918.0        4,585.1       (2,781.7)          4,721.4
     Inventories..........................................              1,538.5            -              -             1,538.5
                                                                 ----------------  --------------  --------------- ---------------
        Total current assets..............................              6,876.4        6,061.4       (2,830.9)         10,106.9
                                                                 ----------------  --------------  --------------- ---------------
     Other Investments
     Investments in subsidiaries and affiliates...........             99,880.6       14,676.3      (38,246.5)         76,310.4
     Long-term related parties receivables................                289.9       13,563.5      (13,563.5)            289.9
     Other investments....................................                201.8            -              -               201.8
                                                                 ----------------  --------------  --------------- ---------------
        Total other investments...........................            100,372.3       28,239.8      (51,810.0)         76,802.1
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
     Property, plant and equipment........................             27,537.7            -              -            27,537.7
                                                                 ----------------  --------------  --------------- ---------------
     Deferred Charges.....................................              2,039.8        4,072.6          (84.8)          6,027.6
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
        Total Assets..........................................Ps..    136,826.2       38,373.8      (54,725.7)        120,474.3
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
               Liabilities and Stockholders' Equity
     Current Liabilities
     Current maturities of long-term debt....................             251.8            -              -               251.8
     Trade accounts payable..................................             391.6            -              -               391.6
     Other accounts payable and accrued expenses..............          1,208.3           75.8          (49.3)          1,234.8
     Related parties payables.................................          9,635.9            -         (2,781.7)          6,854.2
                                                                 ----------------  --------------  --------------- ---------------
        Total current liabilities............................          11,487.6           75.8       (2,831.0)          8,732.4
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
      Total long-term debt...................................               6.3            -              -                 6.3
                                                                 ----------------  --------------  --------------- ---------------
     Other Noncurrent Liabilities
     Deferred income taxes...................................           7,492.6            -            (84.8)          7,407.8
     Others..................................................            -                51.5            -                51.5
     Long-term related parties payables......................          55,643.1            -        (13,563.4)         42,079.7
                                                                 ----------------  --------------  --------------- ---------------
        Total other noncurrent liabilities...................          63,135.7           51.5       (13,648.2         49,539.0
                                                                 ----------------  --------------  --------------- ---------------
                          Total Liabilities                            74,629.6          127.3      (16,479.2)         58,277.7
                                                                 ----------------  --------------  --------------- ---------------
     Stockholders' equity....................................          65,351.4       39,514.2      (39,514.2)         65,351.4
     Net income..............................................           (3,154.8)     (1,267.7)        1,267.7         (3,154.8)
                                                                 ----------------  --------------  --------------- ---------------
        Total stockholders' equity...........................          62,196.6       38,246.5      (38,246.5)         62,196.6
                                                                 ----------------  --------------  --------------- ---------------
                                                                 ----------------  --------------  --------------- ---------------
        Total Liabilities and Stockholders' Equity..........  Ps      136,826.2       38,373.8      (54,725.7)        120,474.3
                                                                 ----------------  --------------  --------------- ---------------





Guarantors' Combined Income Statements:
                                                                                  Guarantors (Parent Company-only)
                                                                  -----------------------------------------------------------
                                                                  -----------------------------------------------------------
             For the year ended December 31, 2000                 CEMEX Mexico        ETM         Adjustments     Combined
                                                                                                      and
                                                                                                 eliminations    Guarantors
                                                                  -------------  -------------   -------------  -------------
 Net sales................................................    Ps                       -               -
                                                                      23,519.4                                      23,519.4
 Cost of sales............................................           (10,279.4)        -               -           (10,279.4)
                                                                  -------------  -------------   -------------  -------------
                                                                  -------------  -------------   -------------  -------------
    Gross profit..........................................                             -               -
                                                                      13,240.0                                      13,240.0
    Total operating expenses..............................
                                                                      (6,915.7)          (0.6)         -            (6,916.3)
                                                                  -------------  -------------   -------------  -------------
                                                                  -------------  -------------   -------------  -------------
      Operating income....................................                                             -
                                                                       6,324.3           (0.6)                       6,323.7
                                                                  -------------  -------------   -------------  -------------
                                                                  -------------  -------------   -------------  -------------
      Net comprehensive financing result......................                                         -
                                                                      (1,596.3)        (151.8)                      (1,748.1)
                                                                  -------------  -------------   -------------  -------------
 Other income (expense), net..............................
                                                                        (966.9)          94.6          -              (872.3)
                                                                  -------------  -------------   -------------  -------------
 Income before IT, BAT, ESPS and equity in affiliates.......
                                                                       3,761.1          (57.8)         -             3,703.3
                                                                  -------------  -------------   -------------  -------------
                                                                  -------------  -------------   -------------  -------------
    Total IT, BAT and ESPS...................................                                          -
                                                                         (86.8)         (46.9)                        (133.7)
                                                                  -------------  -------------   -------------  -------------
    Income before equity in income of affiliates..............                                         -             3,569.6
                                                                       3,674.3         (104.7)
      Equity in income of affiliates.........................
                                                                        (349.7)         (27.5)          132.2         (245.0)
                                                                  -------------  -------------   -------------  -------------
                                                                  -------------  -------------   -------------  -------------
    Net income..............................................  Ps
                                                                       3,324.6         (132.2)          132.2        3,324.6
                                                                  -------------  -------------   -------------  -------------

                  Guarantors (Parent Company-only)
                                                                  -----------------------------------------------------------
                                                                  -----------------------------------------------------------
             For the year ended December 31, 2001                 CEMEX Mexico         ETM        Adjustments     Combined
                                                                                                      and
                                                                                                 eliminations    Guarantors
                                                                  -------------   -------------  -------------  -------------
Net sales..................................................    Ps     21,865.0          -              -            21,865.0
Cost of sales..............................................           (7,317.8)         -              -            (7,317.8)
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
   Gross profit............................................                             -              -            14,547.2
                                                                      14,547.2
   Total operating expenses................................          (12,981.3)           (2.1)        -           (12,983.4)
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
     Operating income......................................            1,565.9                         -             1,563.8
                                                                                          (2.1)
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
     Net comprehensive financing result........................          724.8           678.7         -             1,403.5
                                                                  -------------   -------------  -------------  -------------
Other income (expense), net................................            2,065.1                                       2,006.5
                                                                                         (58.6)        -
                                                                  -------------   -------------  -------------  -------------
Income before IT, BAT, ESPS and equity in affiliates........           4,355.8           618.0         -             4,973.8
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
   Total IT, BAT and ESPS.....................................           743.1          (159.4)        -
                                                                                                                       583.7
                                                                  -------------   -------------  -------------  -------------
   Income before equity in income of affiliates................        5,098.9           458.6         -             5,557.5
     Equity in income of affiliates...........................                         1,117.0
                                                                       3,076.7                      (1,575.6)        2,618.1
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
   Net income................................................  Ps      8,175.6         1,575.6      (1,575.6)        8,175.6
                                                                       7,742.8
                                                                  -------------   -------------  -------------  -------------

                                                                               Guarantors (Parent Company-only)
                                                                  -----------------------------------------------------------
                                                                  -----------------------------------------------------------
             For the year ended December 31, 2002                 CEMEX Mexico         ETM        Adjustments     Combined
                                                                                                      and
                                                                                                 eliminations    Guarantors
                                                                  -------------   -------------  -------------  -------------
Net sales..................................................    Ps   21,753.3            -              -          21,753.3
Cost of sales..............................................          (7,468.3)          -              -           (7,468.3)
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
   Gross profit............................................         14,285.0            -              -          14,285.0
   Total operating expenses................................         (11,075.1)           (0.2)         -          (11,075.3)
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
     Operating income......................................          3,209.9             (0.2)         -           3,209.7
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
     Net comprehensive financing result........................      (5,867.1)         (515.9)         -           (6,383.0)
                                                                  -------------   -------------  -------------  -------------
Other income (expense), net................................            (321.7)           (6.6)         -             (328.3)
                                                                  -------------   -------------  -------------  -------------
Income before IT, BAT, ESPS and equity in affiliates........         (2,978.9)         (522.7)         -           (3,501.6)
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
   Total IT, BAT and ESPS.....................................         (530.4)         (718.8)         -           (1,249.2)
                                                                  -------------   -------------  -------------  -------------
   Income before equity in income of affiliates................      (3,509.3)       (1,241.5)         -           (4,750.8)
     Equity in income of affiliates...........................         354.5            (26.2)      1,267.7        1,596.0
                                                                  -------------   -------------  -------------  -------------
                                                                  -------------   -------------  -------------  -------------
   Net income................................................  Ps    (3,154.8)       (1,267.7)      1,267.7        (3,154.8)
                                                                  -------------   -------------  -------------  -------------

Guarantors' Combined Statements of Changes in Financial Position:




                                                                                Guarantors (Parent Company-only)
                                                                   ------------------------------------------------------------
                                                                                       ETM       Adjustments       Combined
                                                                                                     and
               For the year ended December 31, 2000               CEMEX Mexico                    eliminations    Guarantors
                                                                  -------------  --------------  -------------  --------------
     Operating activities
      Net income...............................................Ps       3,324.6         (132.2)         132.2         3,324.6
      Charges to operations which did not require resources....         1,840.2          (15.7)      (1,044.5)          780.0
                                                                  --------------  -------------  -------------  --------------
                                                                  --------------  -------------  -------------  --------------
      Resources provided by operating activities...............         5,164.8         (147.9)        (912.3)        4,104.6
         Net change in working capital.........................         5,155.5         (677.2)         -             4,478.3
                                                                  --------------  -------------  -------------  --------------
         Net resources provided by operating activities....            10,320.3
                                                                       10,320.3         (825.1)        (912.3)        8,582.9
                                                                  --------------  -------------  -------------  --------------
     Financing activities
      Bank loans and notes payable, net.....................             (778.6)         -              -              (778.6)
      Dividends..................................................         -            8,714.4       (8,714.4)          -
      Long-term related parties receivables and payables, net....       4,843.2          -           (4,843.2)          -
      Other noncurrent assets and liabilities, net...............         -             (822.5)         -              (822.5)
                                                                  --------------  -------------  -------------  --------------
      Resources used in financing activities.....................       4,064.6        7,891.9      (13,557.6)       (1,601.1)
                                                                  --------------  -------------  -------------  --------------
     Investing activities
      Property, plant and equipment, net.........................        (523.3)         -              -              (523.3)
      Investments in subsidiaries and affiliates...............       (13,692.4)
                                                                                          48.8        9,626.8        (4,016.8)
      Deferred charges........................................           (164.5)         -              -              (164.5)
      Other investments.......................................           (254.6)      (7,565.9)       4,843.1        (2,977.4)
                                                                  --------------  -------------  -------------  --------------
         Resources used in investing activities................       (14,634.8)      (7,517.1)      14,469.9        (7,682.0)
                                                                  --------------  -------------  -------------  --------------
         Change in cash and investments.......................           (249.9)        (450.3)                        (700.2)
         Cash and investments initial balance.................            752.9        1,775.6          -             2,528.5
                                                                  --------------  -------------  -------------  --------------
                                                                  --------------  -------------  -------------  --------------
         Cash and investments ending balance.................. Ps         503.0        1,325.3          -             1,828.3
                                                                  --------------  -------------  -------------  --------------

                                                                                Guarantors (Parent Company-only)
                                                                   ------------------------------------------------------------
               For the year ended December 31, 2001               CEMEX Mexico        ETM        Adjustments       Combined
                                                                                                     and
                                                                                                  eliminations    Guarantors
                                                                  -------------  --------------  -------------  --------------
     Operating activities
      Net income...............................................Ps       8,175.6        1,575.6       (1,575.6)        8,175.6
      Charges to operations which did not require resources....        (2,387.0)        (939.3)       1,589.0        (1,737.3)
                                                                  --------------  -------------  -------------  --------------
                                                                  --------------  -------------  -------------  --------------
      Resources provided by operating activities...............         5,788.6          636.3           13.4         6,438.3
         Net change in working capital.........................        16,600.4      (10,684.9)          40.0         5,955.5
                                                                  --------------  -------------  -------------  --------------
         Net resources provided by operating activities....            22,389.0      (10,048.6)          53.4        12,393.8
                                                                  --------------  -------------  -------------  --------------
     Financing activities
     Bank loans and notes payable, net......................              (55.9)          40.0          (40.0)          (55.9)
     Dividends...................................................         -              -              -               -
     Long-term related parties receivables and payables, net.....      39,325.8        8,072.4          -            47,398.2
     Other noncurrent assets and liabilities, net................        (142.8)        (110.3)         110.3          (142.8)
                                                                  --------------  -------------  -------------  --------------
     Resources used in financing activities......................      39,127.1        8,002.1           70.3        47,199.5
                                                                  --------------  -------------  -------------  --------------
     Investing activities

     Property, plant and equipment, net..                                (775.5)         -              -              (775.5)
      Investments in subsidiaries and affiliates...............       (60,251.6)          71.7         (110.3)      (60,290.2)
      Deferred charges........................................           (434.7)          23.3          (13.4)         (424.8)
      Other investments.......................................           (155.4)       1,276.8          -             1,121.4
                                                                  --------------  -------------  -------------  --------------
         Resources used in investing activities................       (61,617.2)       1,371.8         (123.7)      (60,369.1)
                                                                  --------------  -------------  -------------  --------------
         Change in cash and investments.......................           (101.1)        (674.7)         -              (775.8)
         Cash and investments initial balance.................            503.0        1,325.3          -             1,828.3
                                                                  --------------  -------------  -------------  --------------
                                                                  --------------  -------------  -------------  --------------
         Cash and investments ending balance.................. Ps         401.9          650.6          -             1,052.5
                                                                  --------------  -------------  -------------  --------------

Guarantors' Combined Statements of Changes in Financial Position:




                                                                                Guarantors (Parent Company-only)
                                                                   ------------------------------------------------------------
               For the year ended December 31, 2002               CEMEX Mexico        ETM        Adjustments       Combined
                                                                                                     and
                                                                                                  eliminations    Guarantors
                                                                  -------------  --------------  -------------  --------------
     Operating activities
      Net income...............................................Ps     (3,154.8)      (1,267.7)      1,267.7          (3,154.8)
      Charges to operations which did not require resources....       1,551.7          779.8        (1,267.7)        1,063.8
                                                                  --------------  -------------  -------------  --------------
                                                                  --------------  -------------  -------------  --------------
      Resources provided by operating activities...............       (1,603.1)        (487.9)          -            (2,091.0)
         Net change in working capital.........................       4,622.7           (25.2)        434.9          5,032.4
                                                                  --------------  -------------  -------------  --------------
         Net resources provided by operating activities....           3,019.6          (513.1)        434.9          2,941.4
                                                                  --------------  -------------  -------------  --------------
     Financing activities
     Bank loans and notes payable, net......................             12.3           51.5            -               63.8
     Dividends...................................................     (2,171.5)          -              -            (2,171.5)
     Long-term related parties receivables and payables, net.....    (51,632.3)          -              -           (51,632.3)
     Other noncurrent assets and liabilities, net................    51,460.6            -              -           51,460.6
                                                                  --------------  -------------  -------------  --------------
     Resources used in financing activities......................     (2,330.9)         51.5            -            (2,279.4)
                                                                  --------------  -------------  -------------  --------------
     Investing activities
     Property, plant and equipment, net..                             (1,063.6)          -              -            (1,063.6)
      Investments in subsidiaries and affiliates...............      (10,372.9)        319.9           62.2          (9,990.8)
      Deferred charges........................................          (212.5)         (16.9)        (100.9)          (330.3)
      Other investments.......................................       11,803.6           99.7          (396.2)       11,507.1
                                                                  --------------  -------------  -------------  --------------
         Resources used in investing activities................         154.6          402.7          (434.9)          122.4
                                                                  --------------  -------------  -------------  --------------
         Change in cash and investments.......................          843.3           (58.9)          -              784.4
         Cash and investments initial balance.................          401.9           650.6           -            1,052.5
                                                                  --------------  -------------  -------------  --------------
                                                                  --------------  -------------  -------------  --------------
         Cash and investments ending balance.................. Ps     1,245.2           591.7           -            1,836.9
                                                                  --------------  -------------  -------------  --------------

Guarantors--Cash and investments

At December 31, 2001 and 2002, ETM's temporary investments are mainly comprised of CEMEX CPOs.

Guarantors--Investment in affiliates

At December 31, 2001 and 2002, of the Guarantors' total investment in affiliates, which are accounted for under the equity method, Ps67,117.0 and Ps76,112.7, respectively, correspond to investments in non-guarantors, and Ps177.7 in 2001 and Ps197.8 in 2002 are related to minority investments in third parties.

At December 31, 2002, the main Guarantors' investments in non-guarantors are in CEMEX Concretos, S.A. de C.V and CEMEX Internacional, S.A. de C.V., which together integrate the ready-mix concrete operations and export trading activities of the Company in Mexico; and CEDICE, which is the parent company of the international operations of CEMEX. In January 2001, CEMEX Mexico acquired from CEMEX the majority interest in CEDICE for approximately U.S.$3.9 billion.

Guarantors--Indebtedness

At December 31, 2001 and 2002, the Guarantors had total indebtedness of U.S.$25.4 million (Ps246.0) and U.S.$24.9 million (Ps258.1), respectively. At December 31, 2002, the average interest rate of this indebtedness was approximately 7.8%. Of the total indebtedness of the Guarantors at December 31, 2002, approximately U.S.$24.3 million (Ps251.8) matures in 2003 and U.S.$0.6 million (Ps6.3) matures in 2004.

Guarantors--Balances and transactions with related parties

Balances with related parties result primarily from (i) the sale and purchase of cement and clinker to and from affiliates, (ii) the sale and/or acquisition of subsidiaries' shares within the CEMEX group, (iii) the invoicing of administrative and other services received or provided from and to affiliated companies, and (iv) the transfer of funds between the Guarantors, their respective parents and certain affiliates. The related parties balance detail is as follows:

                                                                                       2001
                                                        --------------------------------------------------------------------
                                                                    Assets                            Liabilities
                                                        --------------------------------    --------------------------------
                    Guarantors                           Short-Term         Long-Term       Short-Term         Long-Term
                                                        --------------    --------------    -------------    ---------------
Centro Distribuidor de Cemento, S.A. de C.V........  Ps        2,861.7           -                -                 -
CEMEX Concretos, S.A. de C.V.......................            2,511.5           -                -                 -
CEMEX Central, S.A. de C.V.........................            2,293.4           -                -                 -
Proveedora Mexicana de Materiales, S.A. de C.V.....              214.2           -                -                 -
Aviacion Comercial de America, S.A. de C.V.........              135.9           -                -                 -
Inversora en Cales, S.A. de C.V....................              127.4           -                -                 -
Impra Cafe, S.A. de C.V............................              113.2           -                -                 -
CEMEX, S.A. de C.V. ...............................            -                 -               9,065.4           56,997.6
CEMEX International Finance Company ...............            -                 -               7,011.8            4,631.9
Petrocemex, S.A. de C.V............................            -                 -               1,790.2            2,903.7
Maquinas Industrias y Equipos, S.A. de C.V.........            -                 -                 683.5            -
Ultracril, S.A. de C.V.............................            -                 -                 578.5            -
CEMEX Internacional, S.A. de C.V...................            -                 -                 570.3            -
Inmobiliaria Rio la Silla, S.A. de C.V.............            -                 -                 482.8            -
Maquindustrias, S.A. de C.V........................            -                 -                 315.7            -
Turismo CEMEX, S.A. de C.V.........................            -                 -                 243.0            -
Landmark la Silla, S.A. de C.V. .....................          -                  841.6           -                 -
CEMEX Trademarks Worldwide Ltd.....................            -                 -                -                 3,171.2
Sunward Acquisitions N.V...........................            -                 -                -                 1,403.0
Others.............................................              228.3           -                 382.1            -
                                                        --------------    --------------    -------------    ---------------
                                                        --------------    --------------    -------------    ---------------
                                                     Ps        8,485.6            841.6         21,123.3           69,107.4
                                                        --------------    --------------    -------------    ---------------

                                                                                       2002
                                                        --------------------------------------------------------------------
                                                                    Assets                            Liabilities
                                                        --------------------------------    --------------------------------
                    Guarantors                           Short-Term         Long-Term       Short-Term         Long-Term
                                                        --------------    --------------    -------------    ---------------
CEMEX, S.A. de C.V.................................  Ps       1,803.2            -                -                32,968.6
CEMEX Central, S.A. de C.V.........................             905.6            -                -                 -
CEMEX Concretos, S.A. de C.V.......................             471.0            -                -                 -
Impra Cafe, S.A. de C.V. ..........................             374.8            -                -                 -
Proveedora Mexicana de Materiales, S.A. de C.V.....             225.3            -                -                 -
Servicio CEMEX Mexico, S.A. de C.V. ...............             217.9            -                -                 -
Poveedora de Fibras Textiles, S.A. de C.V. ........             176.8            -                -                 -
Inversora en Cales, S.A. de C.V. ..................             171.4            -                -                 -
Carbonifera San Patricio, S.A. de C.V. ............              79.4            -                -                 -
Inmobiliaria Rio la Silla, S.A. de C.V.............              69.4          289.9              -                 -
Aviacion Comercial de America, S.A. de C.V. .......              34.5            -                -                 -
Centro Distribuidor de Cemento, S.A. de C.V. ......            -                 -                -                 6,361.1
CEMEX International Finance Company................            -                 -               4,662.6            -
Petrocemex, S.A. de C.V............................            -                 -                 682.0            2,750.0
CEMEX Internacional, S.A. de C.V...................            -                 -                 585.3            -
Turismo CEMEX, S.A. de C.V.. ........................          -                 -                 255.4            -
Neoris de Mexico, S.A. de C.V......................            -                 -                 215.2            -
MEXCEMENTO Holdings S.A. de C.V....................            -                 -                 109.0            -
Others.............................................              192.1           -                 344.7            -
                                                        --------------    --------------    -------------    ---------------
                                                        --------------    --------------    -------------    ---------------
                                                     Ps        4,721.4            289.9          6,854.2           42,079.7
                                                        --------------    --------------    -------------    ---------------

The principal transactions carried out with affiliated companies are:
                                                                                 December 31,
                                                                 ----------------------------------------------
                   Guarantors                                        2000             2001            2002
                                                                 -------------     ------------    ------------
Net sales.....................................................Ps      3,612.8          3,555.1          3,363.2
Purchases......................................................      (1,095.2)          (539.0)          (985.8)
Selling and administrative expenses ...........................      (5,080.6)        (9,161.3)        (7,197.2)
Financial expense..............................................      (3,396.7)        (5,957.7)        (4,275.3)
Financial income ............................................ .         145.5          1,072.2            576.9
Other expense, net .......................................... Ps         72.3            (69.9)           (56.6)
                                                                 -------------     ------------    ------------

Net sales--The Guarantors sell cement and clinker to affiliated companies in arms-length transactions. Purchases--The Guarantors purchase raw materials from affiliates in arms-length transactions. Selling and administrative expenses--The Company allocates part of its corporate expense to the Guarantors, which also incur rental and trademark rights expenses payable to the Company.
Financial income and expense is recorded on receivables from and payables to affiliated companies as described above. Additionally, the Guarantors receive financial income on their temporary investment position, invested in the non-guarantor treasury company.

Guarantors--U.S. GAAP reconciliation of net income and stockholders' equity:

As discussed at the beginning of this note 23, the following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP and the effect on net income and stockholders' equity are presented below, with an explanation of the adjustments.

                                                                                  Year ended December 31,
                                                                       --------------------------------------------
                                                                           2000            2001            2002
                                                                       -----------    ------------   --------------
Net income reported under Mexican GAAP...........................   Ps    3,324.6       8,175.6          (3,154.8)
Approximate U.S. GAAP adjustments:
1. Amortization of pushdown goodwill (see note A)................          (196.6)       (191.0)                -
2. Deferred income taxes and ESPS (see note B)...................          (323.2)     (1,217.8)          1,934.0
3. Other employees' benefits (see note C)........................           (25.3)         (4.8)            (13.5)
4. Inflation adjustment of machinery and equipment (see note D)..          (163.1)       (240.1)           (183.0)
5. Other U.S. GAAP adjustments (see note E)......................        (1,709.5)     (1,239.5)            303.0
6. Monetary position result (see note F).........................           614.7         222.9             494.3
                                                                       -----------    ------------   --------------
    Total approximate U.S. GAAP adjustments......................        (1,803.0)     (2,670.3)          2,534.8
                                                                       -----------    ------------   --------------
                                                                       -----------    ------------   --------------
    Total approximate net income under U.S. GAAP.................   Ps    1,521.6       5,505.3            (620.0)
                                                                       -----------    ------------   --------------

                                                                                     Year ended December 31,
                                                                               -----------------------------------
                                                                                     2001                2002
                                                                               ----------------    ---------------
Total stockholders' equity under Mexican GAAP.............................   Ps      17,512.2          62,196.6
Approximate U.S. GAAP adjustments:
 1. Effect of pushdown of goodwill, net (see note A)......................            2,126.9           1,943.1
 2. Deferred income taxes and ESPS (see note B)...........................           (5,297.4)         (2,196.3)
 3. Other employees' benefits (see note C)................................             (159.8)           (164.7)
4. Inflation adjustment for machinery and equipment (see note D)..........            5,586.9           3,935.8
 5. Other U.S. GAAP adjustments (see note E)..............................           (7,417.5)         (6,160.4)
                                                                               ----------------    ---------------
     Total approximate U.S. GAAP adjustments..............................           (5,160.9)         (2,642.5)
                                                                               ----------------    ---------------
                                                                               ----------------    ---------------
     Total approximate stockholders' equity under U.S. GAAP...............   Ps      12,351.3          59,554.1
                                                                               ----------------    ---------------

Guarantors--Notes to the U.S. GAAP reconciliation:

A.   Business Combinations

In 1989 and 1990, through an exchange of its shares with the Company, CEMEX Mexico acquired substantially all its Mexican subsidiaries from CEMEX. The original excess of the purchase price paid by CEMEX over the fair value of the net assets of these subsidiaries was Ps7,174.1, of which Ps3,710.8, were recorded in ETM under Mexican GAAP at the time of the acquisition. The net adjustment in the Guarantors stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill, after eliminating the amounts recorded under Mexican GAAP, was Ps1,331.6 in 2001 and Ps1,153.4 in 2002.

In addition, during 1995 CEMEX acquired an additional 24.2% equity interest in TOLMEX, S.A. de C.V. ("TOLMEX"), through a public exchange offer where CEMEX exchanged its own shares for TOLMEX's shares. TOLMEX merged during 1999 with other Mexican subsidiaries creating CEMEX Mexico. The excess of the purchase price paid by CEMEX over the fair value of the net assets of TOLMEX was Ps888.5. The net adjustment in the Guarantors stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill was Ps795.3 in 2001 and Ps789.7 in 2002. Amortization expense related to these pushed-down goodwill amounts was recognized for purposes of the net income reconciliation to U.S. GAAP through 2001. As mentioned in note 23(a), for purposes of the reconciliation to U.S. GAAP, the Company adopted SFAS 142 and SFAS 144 in 2002. As a result of this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP; therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is adjusted for purposes of the reconciliation of net income and stockholders' equity.

B. Deferred income taxes and Employees' Statutory Profit Sharing

Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at December 31, 2001 and 2002, represented expenses of Ps2,561.8 and income of Ps495.5, respectively. In addition, deferred ESPS adjustment to U.S. GAAP was an expense of Ps2,735.6 in 2001 and Ps2,691.8 in 2002.

C. Other employees' benefits

The Guarantors do not accrue for vacation expense and severance payments; these items are recognized when vacation is taken or when retirements occur, respectively. For purposes of the U.S. GAAP reconciliation, a vacation liability has been determined in an amount of Ps28.5 and Ps29.4, at December 31, 2001 and 2002, respectively. In addition, the Guarantors recognized, for purposes of the U.S. GAAP reconciliation, a liability for severance benefits for Ps131.3 in 2001 and Ps135.3 in 2002.

D.   Inflation Adjustment of Machinery and Equipment

As previously mentioned in note 23(i), for purposes of the U.S. GAAP reconciliation, fixed assets of foreign origin were restated using the inflation factor arising from the Consumer Price Index ("CPI") of each country, and depreciation is based upon the revised amounts.

E. Other U.S. GAAP adjustments

Deferred charges--For U.S. GAAP purposes, other deferred charges net of the accumulated amortization that did not qualify for deferral under U.S. GAAP have been charged to expense, with a net effect in the net income reconciliation to U.S. GAAP of income of Ps132.8, expense of Ps26.3 and expense of Ps268.9 in 2000, 2001 and 2002, respectively. The net effect in the stockholders' equity reconciliation to U.S. GAAP was expenses of Ps238.2 and Ps494.5 in 2001 and 2002, respectively, from the partial reversal of the adjustment. Mexican GAAP allowed the deferral of these expenses.

Subsidiary companies--The Guarantors have adjusted their investment and their equity in the earnings of subsidiary companies for the share of the approximate U.S. GAAP adjustments applicable to these affiliates. The net effect in the stockholders' equity reconciliation to U.S. GAAP was expense of Ps7,179.3 and expense of Ps5,665.9 in 2001 and 2002, respectively. The net effect in the net income reconciliation to U.S. GAAP was expense of Ps(1,842.3), expense of Ps1,213.2 and Ps571.9 in 2000, 2001 and 2002, respectively. From the U.S. GAAP adjustments to subsidiary companies in the Guarantors' reconciliation of stockholders' equity, expense of Ps5,208.5 in 2001, and expense of Ps 2,196.3 in 2002, are related to deferred income taxes and deferred ESPS.

As discussed in note 2C, in January 2001, CEMEX Mexico acquired from CEMEX a majority equity interest in CEDICE, the indirect parent of CEMEX Espana (formerly Valenciana). For U.S. GAAP purposes the transaction was accounted for as a reorganization of entities under common control (similar to a pooling of interest). As such, the reconciliation to U.S. GAAP of the Guarantors' financial information is presented as if the transaction had occurred on

January 1, 2000. The effect in the reconciliation of net income to U.S. GAAP was a loss of Ps2,172.6 for the year ended December 31, 2000, resulting from the equity in the net income (loss) of the acquired companies under US GAAP in that year. Under Mexican GAAP, this transaction was accounted for as a purchase business combination effective from the date of the transaction. Also, under Mexican GAAP, the sale resulted in a difference between the net book value of the acquired companies and the purchase price on the separate accounts of CEMEX Mexico. The transaction had no effect on the consolidated accounts of the Company.

F. Monetary position result

Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined in accordance with the CPI inflation factor for the period.

Supplemental Guarantors' Cash Flow Information under U.S. GAAP

The classifications of cash flows under Mexican GAAP and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between Mexican GAAP and U.S. GAAP in the amounts reported is mainly due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

For the Guarantors, the following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2000, 2001 and 2002, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power:

                                                                            Years ended December 31,
                                                                 -----------------------------------------------
                                                                     2000             2001            2001
                                                                 --------------  ---------------  --------------
 Net cash provided by operating activities.................. Ps        1,063.8        (2,336.9)        2,001.4
 Net cash provided by (used in) financing activities........          (1,645.9)          (25.4)        2,418.5
 Net cash used in investing activities......................             418.7         2,287.0        (3,555.4)
                                                                 --------------  ---------------  --------------

Net  cash flow from operating activities reflects cash payments for interests and income taxes as follows:

                                                                            Years ended December 31,
                                                                 -----------------------------------------------
                                                                     2000             2001            2002
                                                                 --------------  ---------------  --------------
 Interest paid.............................................. Ps          265.9             20.5         263.5
 Income taxes paid..........................................               3.4           -                -
                                                                 --------------  ---------------  --------------

Guarantors' non-cash activities are comprised of the following:

During 2000 and 2001, the Guarantors acquired, from CEMEX, equity interests in CEDICE for an amount of Ps4,780.1 and Ps37,466.4, which were credited against accounts payable owed by CEMEX to the Guarantors at the end of each year, respectively.

Dividends declared to CEMEX amounting to Ps2,171.5 in 2002 were recognized by the Guarantors as accounts payable to CEMEX as of December 31, 2002.

Contingent liabilities of the Guarantors

As of December 31, 2001 and 2002, CEMEX Mexico and ETM guaranteed debt of CEMEX in the amount of US$2,196.0 million and US$2,339.0 million (see note
12).

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Compania Minera Atoyac, S.A. de C.V.

We have audited the balance sheets of Compania Minera Atoyac, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compania Minera Atoyac, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                   /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Cementos Anahuac, S.A.

We have audited the balance sheets of Cementos Anahuac, S.A. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos Anahuac, S.A. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                   /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Cementos del Norte, S.A. de C.V.

We have audited the balance sheets of Cementos del Norte, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos del Norte, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                   /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Proveedora Mexicana de Materiales, S.A. de C.V.

We have audited the balance sheets of Proveedora Mexicana de Materiales, S.A. de C.V. (as a separate legal entity) as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management and are to be submitted for approval by the General Meeting of Stockholders; therefore, they include the investment in subsidiary for by the equity method. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.G to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Proveedora Mexicana de Materiales, S.A. de C.V. (as a separate legal entity) at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                 /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Compania de Transportes del Mar de Cortes, S.A. de C.V.

We have audited the balance sheets of Compania de Transportes del Mar de Cortes, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.G to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions carried out with third parties.

As indicated in Note 2E, to the financial statements, based on a study carried out in 1999, management decided to modify the technical useful lives of property, plant and equipment; basically, since the related wear and tear has been lower than the originally estimated. The effect of this change represented a reduction in the depreciation charged to income for the year of approximately Ps5,075,357.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compania de Transportes del Mar de Cortes, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                   /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Cementos Guadalajara, S.A. de C.V.

We have audited the balance sheets of Cementos Guadalajara, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.D to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a significant portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos Guadalajara, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Cementos de Oriente, S.A. de C.V.

We have audited the balance sheets of Cementos de Oriente, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.F to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a significant portion of the company's income (basically financial income) arises from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos de Oriente, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                   /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Autotransportes de Huichapan, S.A. de C.V.

We have audited the balance sheets of Autotransportes de Huichapan, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.F to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

As indicated in Note 2.D to the financial statements, based on a study carried out in 1999, management decided to modify the technical useful lives of property, plant and equipment; basically, since the related wear and tear has been lower than the original estimated. The effect of this change represented a reduction in the depreciation charged to income for the year of approximately Ps808,483.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Autotransportes de Huichapan, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                   /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

CEMEX Concretos, S.A. de C.V.

We have audited the balance sheets of CEMEX Concretos, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.H to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As described in Note 1 to the financial statements, on November 13, 2000 the stockholders resolved to spin-off certain operations for which purpose a new company was incorporated effective from such date onwards. Certain assets, liabilities and capital stock were allocated to the new company as described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of CEMEX Concretos, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Granos y Terrenos, S.A. de C.V.

We have audited the balance sheets of Granos y Terrenos, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Granos y Terrenos, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                   INDEPENDENT AUDITORS' REPORT ON SCHEDULES




The Board of Directors and Stockholders
CEMEX, S.A. de C.V.:

Under the date of January 15, 2003, we reported on the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years in the three-year period ended December 31, 2002, which are included in the annual report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the annual report. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.





KPMG Cardenas Dosal, S.C.

/s/  Rafael Gomez Eng

Rafael Gomez Eng

Monterrey, N.L. Mexico
January 15, 2003

                                                                 SCHEDULE I


                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                                Balance Sheets

                               (Millions of constant Mexican pesos as of December 31, 2002)


                                                                                            December 31,
                                                                                  ----------------- -- ---------------
     Assets                                                                             2001                 2002
                                                                                  -----------------    ---------------
Current Assets
   Cash and investments....................................................    Ps         163.5              368.1
   Other receivables (note 3)..............................................             1,482.9            1,082.0
   Related parties receivables (note 7)....................................            13,944.3           19,397.2
                                                                                  -----------------    ---------------
       Total current assets................................................            15,590.7           20,847.3
                                                                                  -----------------    ---------------
                                                                                  -----------------    ---------------

Investments and Noncurrent Receivables
   Investments in subsidiaries and affiliated companies ...................            17,995.1           76,387.2
   Other investments.......................................................                52.9               81.5
   Other noncurrent accounts receivable....................................               611.2              492.6
   Long-term related parties receivables (note 7)..........................            56,855.0           16,508.1
                                                                                  -----------------    ---------------
                                                                                  -----------------    ---------------
       Total investments and noncurrent receivables........................            75,514.2           93,469.4
                                                                                  -----------------    ---------------

                                                                                  -----------------    ---------------
                                                                                  -----------------    ---------------
Land and Buildings.........................................................             1,695.8            1,689.3
                                                                                  -----------------    ---------------
Deferred Charges (note 5)..................................................             4,574.1            6,012.4
                                                                                  -----------------    ---------------

       Total Assets........................................................    Ps      97,374.8          122,018.4
                                                                                  =================    ===============
                                                                                  =================    ===============


     Liabilities and Stockholders' Equity
 Current Liabilities
   Bank loans (note 6).........................................................Ps         286.1              6,717.0
   Notes payable (note 6)......................................................         1,742.9              3,069.1
   Current maturities of long-term debt (note 6)...............................         4,357.5              5,415.4
   Other accounts payable and accrued expenses ................................           979.7              2,852.9
   Related parties payable (note 7)............................................         1,587.7              5,856.4
                                                                                  -----------------    ----------------
                                                                                  -----------------    ----------------
       Total current liabilities...............................................         8,953.9             23,910.8
                                                                                  -----------------    ----------------
                                                                                  -----------------    ----------------
Long-Term Debt (notes 6 and 7)
   Long-term debt..............................................................        22,058.4             20,542.9
   Long-term related parties payables..........................................         3,873.0             16,543.7
                                                                                  -----------------    ----------------
                                                                                  -----------------    ----------------
       Total long-term debt....................................................        25,931.4             37,086.6
       Other long-term liabilities.............................................           661.9              1,395.0
                                                                                  -----------------    ----------------
                                                                                  -----------------    ----------------
Total Liabilities..............................................................        35,547.2             62,392.4
                                                                                  -----------------    ----------------
                                                                                  -----------------    ----------------

                                                                                  -----------------    ----------------
Stockholders' Equity...........................................................        61,827.6             59,626.0
                                                                                  -----------------    ----------------

       Total Liabilities and Stockholders' Equity..............................Ps      97,374.8            122,018.4
                                                                                  =================    ================

                                       See accompanying notes to financial statements.

                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                             Statements of Income

 (Millions of constant Mexican pesos as of December 31, 2002, except for earnings per share)

                                                                                   Years ended December 31,
                                                                          --------------- -- -------------- -- ---------------
                                                                               2000               2001               2002
                                                                          ---------------    --------------    ---------------
          Total revenues ..............................................Ps       9,123.6          12,561.3            5,009.0
       Administrative expenses.........................................           (101.2)          (86.7)              (106.3)
                                                                          ---------------    --------------    ---------------
                                                                          ---------------    --------------    ---------------
          Operating income.............................................         9,022.4          12,474.6            4,902.7
                                                                          ---------------    --------------    ---------------
                                                                          ---------------    --------------    ---------------

              Net comprehensive financing result.......................           110.0              32.7           ( 1,373.9)

       Other  income ( expense ), net..................................                        ( 2,054.8)             ( 337.3)
                                                                                  316.0
                                                                          ---------------    --------------    ---------------

          Income before income taxes...................................         9,448.4          10,452.5            3,191.5

       Income tax benefit and business assets tax, net (note 8)........           940.7           1,337.3            2,208.9
                                                                          ---------------    --------------    ---------------

          Net income...................................................Ps      10,389.1          11,789.8            5,400.4
                                                                          ===============    ==============    ===============
                                                                          ===============    ==============    ===============

          Basic earnings per share.....................................Ps          2.52              2.76               1.20
          Diluted earnings per share...................................Ps          2.51              2.74               1.20
                                                                          ===============    ==============    ===============

                                       See accompanying notes to financial statements.

                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                  Statements of Changes in Financial Position

                               (Millions of constant Mexican pesos as of December 31, 2002)


                                                                                  Years ended December 31,
                                                                           --------------- - --------------- - ---------------
                                                                                 2000              2001              2002
                                                                           ---------------   ---------------   ---------------
                                                                           ---------------   ---------------   ---------------
Operating activities
   Net income..........................................................  Ps     10,389.1          11,789.8           5,400.4
   Charges to operations which did not require resources (note 9)......         (6,680.3)        (10,415.2)         (5,631.2)
                                                                           ---------------   ---------------   ---------------
      Resources (used in) provided by operating activities............           3,708.8           1,374.6            (230.8)
   Net change in working capital.......................................         (8,921.6)         (7,600.7)          1,089.9
                                                                           --------------- - --------------- - ---------------
                                                                           --------------- - --------------- - ---------------
      Net resources provided by (used in) operating activities........          (5,212.8)         (6,226.1)            859.1
                                                                           --------------- - --------------- - ---------------
                                                                           --------------- - --------------- - ---------------

Financing activities
   Proceeds from bank loans (repayments), net.........................           (2,304.9)         6,806.6           3,218.6
   Notes payable......................................................            4,411.6         (5,004.9)          4,080.9
   Dividends paid.....................................................           (2,386.2)        (3,049.2)         (3,394.1)
   Issuance of common stock from reinvestment of dividends............            2,190.9          2,903.0           3,084.4
   Issuance of common stock under stock option plan...................               52.2            111.1              73.0
   Acquisition of shares under repurchase program.....................             (131.0)          (222.3)           (362.5)
   Other financing activities, net....................................              (38.3)
                                                                                                     604.7             733.1
                                                                           ---------------   ---------------   ---------------
                                                                           ---------------   ---------------   ---------------
       Resources provided by financing activities.....................                             2,149.0           7,433.4
                                                                                 1,794.3
                                                                           ---------------   ---------------   ---------------
                                                                           ---------------   ---------------   ---------------

Investing activities
   Long-term related parties receivables, net.........................          11,342.6         (37,163.2)         53,017.6
   Net change in investment in subsidiaries...........................          (9,402.9)         40,841.1         (63,299.0)
   Dividends received.................................................             511.6             -               2,169.1
   Deferred charges...................................................             961.7           1,113.4             (94.2)
   Other noncurrent accounts receivable...............................             -                (611.2)            118.6
                                                                           ---------------   ---------------   ---------------
       Resources (used in) provided by investing activities...........           3,413.0           4,180.1          (8,087.9)
                                                                           ---------------   ---------------   ---------------
       Increase (decrease) in cash and investments....................              (5.5)            103.0             204.6
       Cash and investments at beginning of year......................              66.0              60.5             163.5
                                                                           ---------------   ---------------   ---------------
                                                                           ---------------   ---------------   ---------------
       Cash and investments at end of year............................ Ps           60.5             163.5             368.1
                                                                           ===============   ===============   ===============

                                       See accompanying notes to financial statements.

                              CEMEX, S.A. DE C.V.
             NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS
                       December 31, 2000, 2001 and 2002
          (Millions of constant Mexican pesos as of December 31, 2002)


1.       DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (CEMEX or the Company) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement and ready-mix concrete.

2.       SIGNIFICANT ACCOUNTING POLICIES

A)   BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which include the recognition of the effects of inflation on the financial information.

B)   PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors for the Parent Company-only financial statements of prior periods were calculated based upon Mexican inflation.

                                                                   2000                 2001                 2002
                                                             ----------------     ----------------    -----------------
Restatement factor using Mexican inflation...................    1.0903               1.0456               1.0559
                                                             ----------------     ----------------    -----------------

C)   CASH AND INVESTMENTS

Investments include fixed-income securities with original maturities of three months or less, as well as marketable securities easily convertible into cash.

Investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation are included in the income statements as part of the Comprehensive Financing Result.

D)   INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in common stock representing between 10% and 100% of the issuer's common stock are accounted for by the equity method. Under the equity method, after acquisition, the investments original cost are adjusted for the proportional interest of the holding company in the affiliates equity and earnings, considering the inflation effects.

E)   LAND AND BUILDINGS

Land and buildings are presented at their restated values using the Mexican inflation index.

Depreciation of buildings is provided on the straight-line method over the estimated useful lives of the assets. The useful lives of administrative buildings are approximately 50 years.

F)   DEFERRED CHARGES AND AMORTIZATION (note 5)

Deferred charges are adjusted by inflation to reflect constant values. Amortization of deferred charges is determined using the straight-line method based on the restated value of the assets.

The excess of cost over book value of subsidiaries acquired ("goodwill") is amortized under the present worth or sinking fund method, which is intended to provide a better matching of the goodwill amortization with the revenues generated from the acquired companies. The amortization periods are as follows:

                                                                 Years
                                                            ---------------
    Goodwill from years before 1992........................       40
    Goodwill from acquisitions since  January 1, 1992......       20
                                                            ---------------

Deferred financing costs associated with the Company's financing operations are amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts on debt issuance, fees paid to attorneys, printers and consultants, as well as commissions paid to banks in the structuring process. Deferred financing costs are adjusted by inflation to reflect constant values.

G)   MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the Mexican inflation rate on the Company's net monetary position.

H)   DEFICIT IN EQUITY RESTATEMENT

 The deficit in equity restatement includes the accumulated effect from holding non-monetary assets as well as the foreign currency translation effects from foreign subsidiaries' financial statements.

I)    CONTINGENCIES AND COMMITMENTS


Obligations or material losses, related to contingencies and commitments, are recognized when present obligations exist, as a result of past events, it is probable that the effects will materialize and there are reasonable elements for quantification. If there are no reasonable elements for quantification, a qualitative disclosure is included in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

J)    USE OF ESTIMATES


The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the financial statements date and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

3.       OTHER RECEIVABLES


As of December 31, 2001 and 2002, other current receivables consist of:
                                                                               2001                2002
                                                                         -----------------    ---------------
Non-trade receivables............................................     Ps          132.2              157.3
Refundable income tax............................................               1,260.0              650.2
Other refundable taxes...........................................                   90.7             274.5
                                                                         -----------------    ---------------
                                                                         -----------------    ---------------
                                                                      Ps        1,482.9            1,082.0
                                                                         =================    ===============




4.       INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

As of December 31, 2001 and 2002, investments in subsidiaries and affiliated companies accounted for by the equity method, are summarized as follows:

                                                                                 2001                2002
                                                                           -----------------    ---------------

Book value  at acquisition date...................................      Ps       8,350.5           63,790.4
Equity in income and other changes in stockholders' equity of
   subsidiaries and affiliated companies..........................               9,644.6           12,596.8
                                                                           -----------------    ---------------
                                                                           -----------------    ---------------
                                                                        Ps      17,995.1           76,387.2
                                                                           =================    ===============




5.       DEFERRED CHARGES

As of December 31, 2001 and 2002, deferred charges are summarized as follows:

                                                                                    2001                 2002
                                                                              -----------------     --------------
                                                                              -----------------     --------------

   Goodwill..........................................................       Ps        1,942.2            1,935.6
   Deferred financing costs..........................................                   652.2              733.4
   Deferred income taxes.............................................                 2,279.9            3,571.5
   Others............................................................                 1,146.9            1,445.6
   Accumulated amortization..........................................               (1,447.1)          (1,673.7)
                                                                              -----------------     --------------
                                                                              -----------------     --------------
                                                                             Ps       4,574.1            6,012.4
                                                                              =================     ==============

6.       SHORT AND LONG-TERM BANK LOANS AND NOTES PAYABLE

A total of 100% and 95.6% of the Parent Company-only short-term debt is denominated in dollars in 2001 and 2002, respectively.

Of the Parent Company-only long-term debt, approximately 61% and 77% is denominated in dollars in 2001 and 2002, respectively; the remaining debt in 2002 is primarily denominated in Mexican pesos and in yen in 2001.

The maturities of long-term debt as of December 31, 2002 are as follows:

                                                Parent
                                        ---------------------
2004.............................                 6,863.7
                                     Ps
2005.............................                 1,916.9
2006.............................                 2,412.2
2007.............................                 3,113.4
2008 and thereafter..............                 6,236.7
                                        ---------------------
                                        ---------------------
                                                 20,542.9
                                     Ps
                                        =====================



In the Parent Company-only balance sheet at December 31, 2002, there were short-term debt transactions amounting to U.S.$ 100 million ($1,038.0), classified as long-term debt, due to the Company's ability and the intention to refinance such indebtedness with the available amounts of the committed long-term lines of credit.





7.       BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances receivable and payable with related parties as of December 31, 2001 and 2002 are:

                   Parent Company                                                    2001
                                                      -------------------------------------------------------------------
                                                                  Assets                           Liabilities
                                                      ------------------------------     --------------------------------
                                                        Short-Term        Long-Term        Short-Term         Long-Term
                                                      -------------     ------------     --------------     -------------
  CEMEX  Mexico, S.A. de C.V.......................Ps   12,984.3         56,855.0               -                 -
  Assiut Cement Company.................................   323.1             -                  -                 -
  Centro Distribuidor de Cemento, S.A. de C.V........      594.9             -                  -                 -
  Sunbelt Trading, S.A. ...............................     41.0             -                  -                 -
  CEMEX Concretos, S.A. de C.V. .......................        -             -                 764.3              -
  Empresas Tolteca de Mexico, S.A. de C.V. ............     -                -                   1.6            3,873.0
  CEMEX Central, S.A. de C.V. ..........................    -                -                 819.0              -
  Other................................................      1.0             -                   2.8              -
                                                      -------------     ------------     --------------     -------------
                                                      -------------     ------------     --------------     -------------
                                                   Ps   13,944.3         56,855.0            1,587.7            3,873.0
                                                      =============     ============     ==============     =============





                   Parent Company                                                    2002
                                                      -------------------------------------------------------------------
                                                                 Assets                            Liabilities
                                                      ------------------------------     --------------------------------
                                                        Short-Term        Long-Term        Short-Term         Long-Term
                                                      -------------     ------------     --------------     -------------
  CEMEX Mexico, S.A. de C.V........................Ps    19,301.8        16,139.6              -                  -
  CEMEX International Finance Co........................                                       261.8           10,775.6
  CEMEX Trademarks Worldwide Ltd........................                                       150.2            5,768.1
  Empresas Tolteca de Mexico, S.A. de C.V. ............            -         -               4,273.9              -
  CEMEX Central, S.A. de C.V. ..........................           -         -                 695.4              -
  Assiut Cement Company.................................           -         -                 380.4              -
  International Investors  LLC..........................           -       368.5
  CEMEX Asia PTE. Ltd..................................            -         -                  71.1              -
  Centro Distribuidor de Cemento, S.A. de C.V........              -         -                  15.6              -
  Sunbelt Trading, S.A. ...............................      43.9            -                 -                  -
  CEMEX Concretos, S.A. de C.V. .......................      23.1            -                   -                -
  PT CEMEX Indonesia ...................................     13.7
  Other................................................      14.7            -                   8.0              -
                                                      -------------     ------------     --------------     -------------
                                                      -------------     ------------     --------------     -------------
                                                   Ps    19,397.2        16,508.1            5,856.4           16,543.7
                                                      =============     ============     ==============     =============

The main transactions carried out during the last three years with related parties are:

                                                                       2000              2001               2002
                                                                  ---------------    --------------    ----------------
  Rental income..............................................          310.0               290.7             277.4
                                                               Ps
  License fees...............................................        2,586.6             1,869.5             184.7
  Financial expense..........................................         (774.3)            (618.5)            (802.9)
  Financial income...........................................        2,443.4             4,773.8           3,112.3
  Dividends received.........................................          511.6                  -            2,169.1
                                                                  ===============    ==============    ================


8.       INCOME TAX (IT), BUSINESS ASSETS TAX (BAT)

In accordance with the effective tax legislation in Mexico, corporations must pay either income tax ("IT") or business assets tax ("BAT") depending on which amount is greater for their operations in Mexico. Both taxes recognize the effects of inflation, though in a manner different from Mexican GAAP.


The IT benefit, presented in the accompanying income statements, is summarized as follows:

                                                                     2000               2001              2002
                                                                 --------------     -------------    -------------
                                                                 --------------     -------------    -------------
Current income tax........................................    Ps      (441.6)             -                -
Received from subsidiaries................................             751.9              677.7           931.7
Deferred IT...............................................             630.4              659.6         1,277.2
                                                                 --------------     -------------    -------------
                                                              Ps       940.7            1,337.3         2,208.9
                                                                 ==============     =============    =============

Arising from its Mexican subsidiaries, the Company has accumulated IT loss carry forwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law:

      Year in which tax loss occurred       Amount of             Year of
                                           carryforwards         expiration
                                          ----------------    ----------------
1995.................................. Ps     1,754.4               2005
2000..................................          623.9               2010
2001..................................        4,110.8               2011
2002..................................        3,260.0               2012
                                          ----------------
                                          ----------------
                                       Ps     9,749.1
                                          ================

The Company and its subsidiaries in Mexico must generate taxable income to preserve the benefit of the tax loss carryforwards generated beginning in 1999.

The BAT Law establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period.

The recoverable BAT as of December 31, 2002 is as follows:

 Year in which
BAT exceeded IT
                                  Amount of               Year of
                               carryforwards             expiration
                             -------------------      -----------------
1997....................  Ps          160.5                 2007
1999....................               57.9                 2009
                             -------------------
                          Ps          218.4
                             ===================

9.       ITEMS NOT AFFECTING CASH FLOWS

Items charged or credited to the results of operations, which did not generated the use of resources, are summarized as follows:

                                                                  2000             2001              2002
                                                               -------------    -------------     ------------
                                                               -------------    -------------     ------------
Depreciation of properties...................................          4.9              5.0              5.0
Amortization of deferred charges and credits, net............        172.1            640.5            187.9
Deferred income tax credited to results......................        (630.3)          (659.6)        (1,277.2)
Equity in income of subsidiaries and affiliates..............      (6,227.0)       (10,401.1)        (4,546.9)
                                                               -------------    -------------     ------------
                                                               -------------    -------------     ------------
                                                                   (6,680.3)       (10,415.2)        (5,631.2)
                                                               =============    =============     ============

10.      CONTINGENCIES AND COMMITMENTS

As of December 31, 2002, CEMEX has signed as guarantor of loans made to certain subsidiaries for approximately U.S.$55.2 million. As of the same date, the Company and certain subsidiaries have guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S.$175.0 million.

                                                             SCHEDULE II

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                       December 31, 2000, 2001 and 2002
          (Millions of constant Mexican pesos as of December 31, 2002)

                 Valuation and Qualifying Accounts as of December 31, 2000, 2001 and 2002, is a follows:

                                         Balance at       Charged to
                                        Beginning of       Costs and                                           Balance at
Description                                Period          Expenses         Deductions        Other(s)       End of Period
                                       ---------------  ----------------  ---------------  ---------------------------------
Year ended December 31, 2000:
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Allowance for doubtful accounts            565.3             111.1            145.4            (59.1)            471.9
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Year ended December 31, 2001:
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Allowance for doubtful accounts            471.9             76.0              39.7             (5.2)            503.0
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Year ended December 31, 2002:
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Allowance for doubtful accounts            503.0             242.0            285.0             18.5             478.5
                                       ---------------  ----------------  ---------------  ----------------  ---------------