Form 20-F/A
CEMEX SA DE CV
filed 2003-04-25
CIK 1076378

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 20-F/A
                                Amendement No. 1


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

Title of each class                  Name of each exchange on which registered
_______________________________________________________________________________
American Depositary Shares ("ADSs"), each ADS
representing five Ordinary Participation
Certificates (Certificados de Participacion
Ordinarios) ("CPOs"),
Each CPO representing two Series A shares and
one Series B share.                                    New York Stock Exchange
_______________________________________________________________________________
American Depositary Warrants ("ADWs"), each ADW
representing five Appreciation Warrants
(Titulos Opcionales) ("Appreciation Warrants")         New York Stock Exchange
_______________________________________________________________________________

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

         Item 17        Item 18   |X|

                               TABLE OF CONTENTS


                                                                           Page

                                    PART I


   Item 1 -   Identity of Directors, Senior Management and Advisors...........3

   Item 2 -   Offer Statistics and Expected Timetable.........................3

   Item 3 -   Key Information.................................................3
     Risk Factors.............................................................3
     Cautionary Statement Regarding Forward Looking Statements................7
     Mexican Peso Exchange Rates..............................................9
     Selected Consolidated Financial Information.............................10

   Item 4 -   Information on the Company.....................................14
     Business Overview.......................................................14
     Our Business Strategy...................................................18
     Our Corporate Structure.................................................20
     North America...........................................................21
     Europe, Asia and Africa.................................................28
     South America, Central America and the Caribbean........................36
     Our Trading Operations..................................................45
     Regulatory Matters and Legal Proceedings................................46

   Item 5 -   Operating and Financial Review and Prospects...................51
     Critical Accounting Policies............................................53
     Consolidation of Our Results of Operations..............................55
     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001...57 Year Ended December 31, 2001 Compared to Year Ended December 31, 2000...64
     Liquidity and Capital Resources.........................................68
     Qualitative and Quantitative Market Disclosure..........................75
     Investments, Acquisitions and Divestitures..............................81
     The Euro Conversion.....................................................82
     U.S. GAAP Reconciliation................................................83
     Newly issued accounting pronouncements under U.S. GAAP..................83

   Item 6 -   Directors, Senior Management and Employees.....................86
     Senior Management and Directors.........................................86
     Board Practices.........................................................91
     Compensation of Our Directors and Members of Our Senior Management......92
     Employees...............................................................95
     Share Ownership.........................................................96

   Item 7 -   Major Shareholders and Related Party Transactions..............97
     Major Shareholders......................................................97
     Related Party Transactions..............................................98

   Item 8 -   Financial Information..........................................99
     Consolidated Financial Statements and Other Financial Information...... 99
     Legal Proceedings.......................................................99
     CEMEX Dividends.........................................................99
     Significant Changes....................................................100

   Item 9 -   Offer and Listing.............................................101
     Market Price Information...............................................101

   Item 10 -  Additional Information........................................102
     Articles of Association and By-Laws....................................102
     Material Contracts.....................................................108
     Exchange Controls......................................................111
     Taxation...............................................................112
     Documents on Display...................................................116

   Item 11 -  Quantitative and Qualitative Disclosures About Market Risk....117

   Item 12 -  Description of Securities Other than Equity Securities........117

                                    PART II

   Item 13 -  Defaults, Dividend Arrearages and Delinquencies...............118

   Item 14 -  Material Modifications to the Rights of Security
              Holders and Use of Proceeds...................................118

   Item 15 -  Controls and Procedures.......................................118

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

   Item 18 -  Financial Statements..........................................120

   Item 19 -  Exhibits......................................................120

   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES ................F-1

   SCHEDULE I - Parent Company Only Financial Statements....................S-2

   SCHEDULE II - Valuation and Qualifying Accounts..........................S-11

                                EXPLANATORY NOTE

         We are filing this Amendment No. 1 to our annual report on Form 20-F/A to correct an inadvertent error in Item 6,"Directors, Senior Management and Employees," under the caption "Compensation of Our Directors and Members of Our Senior Management" in which we stated that as of March 31, 2003, through our subsidiaries, we owned approximately 5.79% of our outstanding Appreciation Warrants. The correct percentage of Appreciation Warrants we owned as of that date was 29.59%. In addition, this Amendment No. 1 corrects various typographical and formatting errors which arose in the process of converting our previously filed annual report on Form 20-F to electronic form suitable for filing on the Securities and Exchange Commission's EDGAR system.

         As required by Rule 12b-15, promulgated under the Securities Exchange Act of 1934, or the Exchange Act, the principal executive officers and principal financial officers of each of the registrants are providing new Rule 13a-14 certifications in connection with this Form 20-F/A and are also furnishing, but not filing, written statements pursuant to Title 18 United States Code Section 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002. The Exhibit Section has also been revised to include an update to the Independent Auditor's Consent. Except as described above, no other changes have been made to the annual report on Form 20-F filed on April 8, 2003.


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

         The noon buying rate for Pesos on December 31, 2002 was Ps10.425 to U.S.$1.00 and on March 31, 2003 was Ps10.782 to U.S.$1.00.

                                 CO-REGISTRANTS


         Our co-registrants are wholly-owned subsidiaries that have provided a corporate guarantee guaranteeing payment of our 9.625% Notes due 2009. These subsidiaries, which we refer to as our guarantors, are CEMEX Mexico, S.A. de C.V., or CEMEX Mexico, and Empresas Tolteca de Mexico, S.A. de C.V., or Empresas Tolteca de Mexico. The guarantors, together with their subsidiaries, account for substantially all of our revenues and operating income. See Item 4 -- "Information on the Company -- North America -- Our Mexican Operations." Pursuant to Rule 12h-5 under the Exchange Act, no separate financial statements or other disclosures concerning the guarantors other than the narrative disclosures and financial information set forth in note 23(x) to our consolidated financial statements have been presented in this annual report.

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

                                                                             As of December 31, 2002
                                                                  -----------------------------------------------
                                                                                                     Installed
                                                                      Assets           Number        Capacity
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

         Subject to economic conditions that may affect our ability to consummate acquisitions, we intend to continue adding assets to our existing portfolio. By selectively participating in markets that have long-term growth potential, in most cases we have been able to increase our cash flow and return on equity. We evaluate potential acquisitions in light of our three primary investment principles:


         o the potential for increasing the acquired entity's value should be principally driven by factors that we can influence, particularly the application of our management and turnaround expertise;


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

         In 1999 CEMEX, through a subsidiary, reached an agreement with ABB Alstom Power and Sithe Energies, Inc., requiring that Alstom and Sithe finance, build and operate Termoelectrica del Golfo, a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and supply electricity to CEMEX for a period of 20 years. The total cost of the project is approximately U.S.$360 million. CEMEX is obligated to supply Alstom with 650 thousand tons of petcoke per year over the same period and will buy all the electricity produced by the plant. We expect to meet our petcoke delivery requirements to Alstom through our petcoke supply contract with Pemex. CEMEX may also be obligated to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. We expect this project to reduce the volatility of our energy costs and to provide approximately 100% of the electricity needs of 11 of our cement plants in Mexico once the plant is operational, which we currently anticipate will be during the first half of 2003.

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


         Competition. As of December 31, 2002, the Egyptian cement industry had a total of ten cement producers, with an aggregate annual installed capacity of approximately 36 million tons. We estimate that, as of December 31, 2002, Holcim (Egyptian Cement Company), Lafarge (Alexandria Portland Cement and Beni Suef Cement) and CEMEX (Assiut Cement Company), the three largest cement producers in the world, were responsible for 45.6% of the total cement sales in Egypt. Other competitors in the Egyptian market are Suez and Tourah Cement Companies (Italcementi) and Helwan Portland Cement Company. In addition, cement prices in Egypt are controlled to a significant degree by the Egyptian government, which controls almost 50% of the industry's capacity.



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


Our Equity Derivative Forward Contracts

         Our equity derivative forward contracts, including the Appreciation Warrant-related forward contracts in the table above, are accounted for as equity instruments, and gains and losses are recognized as an adjustment to stockholders' equity upon settlement, with the exception of a portion of our equity forward contracts as of December 31, 2001 and 2002 with a notional amount of U.S.$510.1 million and U.S.$436.1 million, respectively, which, beginning in 2001, have been designed as hedges of a portion of our executive stock option plans, and for which changes in their estimated fair value have been recognized through the income statement, in addition to the costs generated by the stock option programs. The estimated fa0ir value of these forwards represented a gain of approximately U.S.$28.7 million and a loss of U.S.$47.0 million, as of December 31, 2001 and 2002, respectively. See "-- Liquidity and Capital Resources -- Our Equity Derivative Forward Arrangements" and notes 15 and 16 to our consolidated financial statements included elsewhere in this annual report.

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


Lorenzo H. Zambrano,                              Joined CEMEX in 1968. During his career with CEMEX, Mr.
     Chief Executive Officer                      Zambrano has been involved in all operational aspects of our business. He held several positions in CEMEX prior to his
                                                  appointment as chief executive officer in 1985. Mr. Zambrano is a graduate of Instituto Tecnologico y de Estudios
                                                  Superiores de Monterrey, A.C., or ITESM, with a degree in
                                                  mechanical engineering and administration and holds an
                                                  M.B.A. from Stanford University. Lorenzo H. Zambrano is a
                                                  first cousin of Lorenzo Milmo Zambrano and Rogelio Zambrano
                                                  Lozano, both members of our board of directors, as well as of Rodrigo Trevino, our chief financial officer. He is also the second cousin of Roberto Zambrano Villareal and Mauricio
                                                  Zambrano Villareal, both members of our board of directors.

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



Hector Medina,                                    Joined CEMEX in 1988. He has held several positions in CEMEX,
     Executive Vice President of                  including director of strategic planning from 1991 to
     Planning and Finance                         1994, president of CEMEX Mexico from 1994 to 1996, and has served as executive vice president of planning and finance since 1996. He is a graduate of ITESM with a degree in
                                                  chemical engineering and administration. He also received a
                                                  Masters of Science degree in management studies from the
                                                  management Center of the University of Bradford in England and a Masters of Science diploma in Operations Research from the Escuela de Organizacion Industrial in Spain in 1975.
                                                  Among the positions he previously held are those of Project
                                                  Director at Grupo Protexa, S.A. de C.V., Administrative
                                                  Director at Grupo Xesa, S.A. de C.V., Commercial Director at
                                                  Direcplan, S.A. and Industrial Relations Sub-Director at
                                                  Hylsa, S.A. de C.V. Mr. Medina is a member of the board of
                                                  Cementos Chihuahua, Cia Minera Autlan, Mexifrutas, S.A. de
                                                  C.V. and Chocota Productos del Mar, S.A. de C.V. and member of the ("consejo de vigilancia") of Ensenanza e
                                                  Investigacion Superior A.C. and ITESM.




Armando J. Garcia Segovia,                        Initially joined CEMEX in 1975 and rejoined CEMEX in 1985.
     Executive Vice President of                  He has served as director of operational and strategic
     Development                                  planning from 1985 to 1988, director of operations from 1988 to 1991, director of corporate services and affiliate
                                                  companies from 1991 to 1994, director of development from
                                                  1994 to 1996, and executive vice president of development
                                                  since 1996. He is a graduate of ITESM with a degree in
                                                  mechanical engineering and administration and holds an
                                                  M.B.A. from the University of Texas. He was employed at
                                                  Conek, S.A. de C.V. from 1981 to 1985 and Cydsa, S.A. from
                                                  1979 to 1981. He is a brother of Jorge Garcia Segovia, an
                                                  alternate member of our board of directors, and a first
                                                  cousin of Rodolfo Garcia Muriel, a member of our board of
                                                  directors.

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

Victor Romo,                                      Joined CEMEX in 1985 and has served as director of
     Executive Vice President of Administration,  administration of CEMEX Espana from 1992 to 1994, general
     Effective May 1, 2003                        director of administration and finance of CEMEX Espana from
                                                  1994 to 1996, president of CEMEX Venezuela from 1996 to
                                                  1998, and president of the South American and Caribbean
                                                  region since 1998. Effective May 1, 2003, he will serve as
                                                  Executive Vice President of Administration. He is a graduate in public accounting and holds a master's degree in
                                                  administration and finance from ITESM. Previously, he worked for Grupo Industrial Alfa, S.A. de C.V. from 1979 to 1985.

Mario de la Garza,                                Joined CEMEX in 1965 and has held several positions in
     Vice President of                            CEMEX, including director of accounting from 1985 to 1989,
     Administration                               director of affiliates from 1989 to 1994, and director of
                                                  administration from 1994 to 1996, when he was named vice
                                                  president of administration. Effective May 1, 2003, he will retire from CEMEX. He is a graduate in philosophy and C.P.A.
                                                  from Universidad Autonoma de Nuevo Leon and attended the
                                                  ``Programa de Alta Direccion de Empresas, AD2'' IPADE
                                                  (Instituto Panamericano de Alta Direccion de Empresas).

Francisco Garza,                                  Joined CEMEX in 1988 and has served as director of trading
     President of CEMEX                           from 1988 to 1992, president of CEMEX Corp. from 1992 to
     North America Region and                     1994, president of CEMEX Venezuela and Cemento Bayano from
     Trading                                      1994 to 1996, president of CEMEX Mexico and CEMEX Corp. from
                                                  1996 to 1998, when he was appointed president of the North
                                                  American region and trading. He is a graduate in business
                                                  administration of ITESM and holds an M.B.A. from the Johnson
                                                  School of Management at Cornell University.





Jose Luis Saenz de Miera,                         Joined CEMEX Espana in 1993 as general manager of
     President of CEMEX                           administration and finance, and in 1994 he was appointed
     Europe,                                      president of CEMEX Espana. Mr. Saenz de Miera has served as
     Africa and Asia                              president of the Europe, Africa and Asia region since
                                                  October 1998. He studied economic sciences in Universidad
                                                  Complutense de Madrid and is a certified public accountant from Instituto de Censores Jurados de Cuentas in Spain.
                                                  Previously, he was employed from 1973 to 1993 at KPMG Peat
                                                  Marwick, since 1982 as partner and between 1988 and 1993 as deputy senior partner.


Fernando Gonzalez,                                Joined CEMEX in 1989 and has served as vice-president-human
     President of CEMEX South America and         resources from 1992 to 1994, vice-president- strategic
     the Caribbean, Effective May 1, 2003         planning from 1994 to 1998, president of CEMEX Venezuela
                                                  from 1998 to 2000, and president of CEMEX Asia since then.
                                                  He is a graduate in business administration and holds a
                                                  master's degree in administration from ITESM. Previously, he worked for Grupo Industrial Alfa, S.A. de C.V. from 1976 to
                                                  1989.

Rodrigo Trevino,                                  Joined CEMEX in 1997 and has served as chief financial
     Chief Financial Officer                      officer since then. He holds both bachelor and master of
                                                  science degrees in industrial engineering from Stanford
                                                  University. Prior to joining CEMEX, he served as the country corporate officer for Citicorp/Citibank Chile from 1995 to
                                                  1996, and prior to that, he worked at Citibank, N.A. from
                                                  1979 to 1994. Rodrigo Trevino is a first cousin of Lorenzo
                                                  H. Zambrano, our chief executive officer and chairman of our board of directors.

Ramiro G. Villarreal,                             Joined CEMEX in 1987 and has served as general counsel since
     General Counsel                              then, and also has served as secretary of our board of
                                                  directors since 1995. He is a graduate of the Universidad
                                                  Autonoma de Nuevo Leon with a degree in law. He also
                                                  received a masters of science degree in finance from the
                                                  University of Wisconsin. Prior to joining CEMEX, he served as assistant general director of Grupo Financiero Banpais
                                                  from 1985 to 1987.

Board of Directors

         Set forth below are the names of the members of the our board of directors. The members of our board of directors serve for one-year terms.


Lorenzo H. Zambrano,                              See "--Senior Management."
     Chairman

Lorenzo Milmo Zambrano                            Has been a member of our board of directors since 1977. He also serves as general director of Inmobiliaria Ermiza, S.A.
                                                  de C.V. and as a member of the board of directors of Seguros
                                                  La Comercial, S.A., Banco Santander Mexicano, S.A.
                                                  (Regional), Nacional Financiera S.N.C. and Bancomer, S.A.
                                                  (Regional). He is a first cousin of Lorenzo H. Zambrano,
                                                  chairman of our board of directors and our chief executive officer, and a first cousin of Rogelio ZambranoLozano,
                                                  a member of our board of directors.

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


         In addition, as of March 31, 2003, through our subsidiaries, we owned approximately 29.59% of our outstanding Appreciation Warrants. If the average price of our CPOs reaches specified levels on or prior to December 21, 2004, the Appreciation Warrants will be redeemed for CPOs or ADSs at specified appreciation values. See Item 5 -- "Operating and Financial Review and Prospects -- Qualitative and Quantitative Market Disclosure -- Equity Derivative Financing Transactions" for a description of the Appreciation Warrants.


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

Item 8 -  Financial Information


       Consolidated Financial Statements and Other Financial Information

         See Item 18-- "Financial Statements" and "Index to Consolidated Financial Statements."



                               Legal Proceedings

         See Item 4-- "Information on the Company-- Regulatory Matters and Legal Proceedings."



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


Calendar Period            A Shares(1)   B Shares(1)        CPOs(1)
----------------          ------------   -------------  -------------
1998...................    14.27   5.31  17.13   6.10   43.40  16.00

1999...................    16.60   5.97  16.77   6.63   53.10  17.90
2000                        --     --     --      --    53.80  32.50
2001
   First quarter.......     --     --     --      --    45.34  34.50
   Second quarter......     --     --     --      --    49.90  39.25
   Third quarter.......     --     --     --      --    51.65  37.58
   Fourth quarter......     --     --     --      --    49.00  38.61

2002
   First quarter.......     --     --     --      --    55.01  43.90
   Second quarter......     --     --     --      --    61.82  51.50
   Third quarter.......     --     --     --      --    53.80  40.25
   Fourth quarter......     --     --     --      --    48.64  39.10
      October..........     --     --     --      --    44.20  39.10
      November.........     --     --     --      --    47.32  41.24
      December. .......     --     --     --      --    48.64  43.81

2003
   First quarter.......     --     --     --      --    48.66  35.65
      January..........     --     --     --      --    48.66  36.90
      February.........     --     --     --      --    48.66  39.75
      March............     --     --     --      --    39.80  35.65


(Continued)


                                                   Old                                  New
                                               appreciation                         appreciation
Calendar Period            ADSs(2)              warrants(3)        Old ADWs(4)         warrants       New ADWs(6)
----------------       -----------------     ----------------  ------------------   --------------  ---------------
1998..................      --        --         --     --      --       --           --     --     --     --

1999..................  U.S.$28.13 U.S.$19.25 Ps8.26  Ps5.00   U.S$4.13 U.S.$2.56     --     --     --     --
2000                         28.75      17.19   8.50    2.00        --       --      4.75   1.00    --     --
2001
   First quarter......       23.48      17.63   4.20    2.00       -.-       -.-     2.15   1.00    --     --
   Second quarter.....       27.75      20.67   4.80    2.80       -.-       -.-     2.60   1.50    --     --
   Third quarter......       28.30      19.80   4.85    2.30       -.-       -.-     2.85     -     --     --
   Fourth quarter.....       26.85      20.35   4.50    2.00       4.50      4.00    2.40   1.20    --     --

2002
   First quarter......       30.37      24.00   6.00    3.00       7.60      3.80    2.50   1.00    4.40   2.35
   Second quarter.....       33.00      25.70   5.00    5.00       8.50      6.50    3.88   2.52    4.60   3.30
   Third quarter......       27.27      19.71   4.60    4.50       6.50      3.00    2.60   0.20    3.30   1.35
   Fourth quarter.....       24.07      19.25    -.-     -.-       4.20      3.00    0.25   0.01    2.05   1.22
      October.........       21.90      19.25    -.-     -.-       3.62      3.00    0.25   0.20    1.80   1.22
      November........       23.36      19.95    -.-     -.-       4.20      3.11    0.25   0.05    1.82   1.50
      December........       24.07      21.41    -.-     -.-       4.20      3.80    0.02   0.01    2.05   1.55

2003
   Firstquarter.......       23.35      16.31    -.-     -.-       4.00      2.50     -.-    -.-    1.80   0.95
      January.........       23.35      16.73    -.-     -.-       4.00      3.42     -.-    -.-    1.80   1.10
      February........       23.35      18.10    -.-     -.-       4.00      3.50     -.-    -.-    1.80   1.30
      March...........       18.35      16.31    -.-     -.-       2.50      2.50     -.-    -.-    1.14   0.95



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

         Withdrawal Rights


         Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of corporate organization to another, the General Law of Commercial Companies provides that any shareholder entitled to vote on that change that has voted against it may withdraw from CEMEX and receive the amount calculated as specified in the General Law of Commercial Companies attributable to its shares, provided that it exercises that right within 15 days following the adjournment of the meeting at which the change was approved. For further details on the calculation of the withdrawal right, see "-- General."


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

Item 17 -  Financial Statements

         Not applicable.

Item 18 -  Financial Statements

         See pages F-1 through F-80, incorporated herein by reference.

Item 19 -  Exhibits


1.1      Amended and Restated By-laws of CEMEX, S.A. de C.V.(a)
2.1 Form of Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs(b)
2.2 Amendment Agreement, dated as of November 21, 2002, amending the Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs(b)
2.3      Form of CPO Certificate(b)
2.4      Form of Second Amended and Restated Deposit Agreement (A and B share
         CPOs), dated as of August 10, 1999, among CEMEX, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares(b)
2.5 Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares. (b)
2.6 Form of Certificate for shares of Series A Common Stock of CEMEX, S.A. de C.V. (b)
2.7 Form of Certificate for shares of Series B Common Stock of CEMEX, S.A. de C.V. (b)
2.8      Form of appreciation warrant deed(b)
2.9      Form of CPO Purchasing and Disbursing Agreement(c)
2.10     Form of appreciation warrant certificate(c)
2.11 Form of Warrant Deposit Agreement among CEMEX, S.A. de C.V., Depositary and holders and beneficial owners of American Depositary Warrants(c)
2.12     Form of American Depositary Warrant Receipt (included in Exhibit
         2.10) (c)
4.1 Indenture, dated as of July 18, 2000 by and among CEMEX, S.A. de C.V. as Issuer, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. as guarantors, and U.S. Bank Trust National Association, as trustee, relating to the issuance of U.S.$500,000,000 principal amount of 8.625% Notes due 2003. (d)
4.2 Agreement and Plan of Merger, dated as of September 28, 2000, among CEMEX, S.A. de C.V., CENA Acquisition Corp. and Southdown, Inc. (e)
4.3 Amended and restated U.S.$550,000,000 Credit Agreement, dated as of December 21, 2000, by and among Southdown, Inc., as borrower, Citibank, N.A., as administrative agent, The Chase Manhattan Bank, as syndication agent, Banco Bilbao Vizcaya Argentaria, S.A., Deutsche Bank Securities Inc., and Bank of America, N.A. as documentation agents, and Salomon Smith Barney Inc., and Chase Securities Inc. as joint lead arrangers and the lenders named therein. (d)
4.4 Note and Guarantee Agreement dated as of March 15, 2001, by and among CEMEX, Inc., as issuer, Valenciana, as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and the several purchasers named therein, in connection with the offering and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A Guaranteed Senior Notes due 2006,(euro)50,000,000 aggregate principal amount of Series B Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C Guaranteed Senior Notes due 2008. (f)
4.5 Credit Agreement dated as of June 11, 2001, by and among, CEMEX, S.A. de C.V., as borrower, Bank of America, N.A., as administrative agent, J.P. Morgan Securities Inc., as documentation agent, Bank of America Securities LLC and J.P. Morgan Securities Inc., as co-syndication agents, joint lead arrangers and joint bookruners, and the several banks and other financial institutions named therein, as lenders, for an aggregate principal amount of U.S.$600,000,000. (d)
4.6 Credit facility dated as of October 29, 2001, by and among Compania Valenciana de Cementos Portland, S.A., as borrower, Banco Bilbao Vizcaya Argentaria, S.A., Salomon Brothers International Limited, and

         Deutsche Bank AG as mandated lead arrangers and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of(euro)800 million. (g)
4.7 Amended and Restated Framework Agreement, dated as of February 15, 2002, by and among CEMEX, S.A. de C.V., Sunward Acquisitions N.V., Sunward Holdings B.V., Stichting Administratie Kantoor Aandelen New Sunward Holding B.V., New Sunward Holding B.V., Rey Holdings (Jersey) Limited, Rey Holdings (Luxembourg) S.A., Compania Valenciana de Cementos Portland, S.A., and J.P. Morgan Europe Limited (formerly
         Chase Manhattan International Limited). (g)
4.11     Amended and Restated Facility Agreement, dated as of February 15,
         2002, by and among Rey Holdings (Jersey) Limited, Rey Holdings (Luxembourg) S.A., the Banks and Financial Institutions referenced therein as Lenders, the Lead Arrangers, and J.P. Morgan Europe
         Limited (formerly Chase Manhattan International Limited) as Facility Agent and Security Trustee, relating to credit facilities for up to U.S.$1,200,000,000 provided to Rey Holdings (Jersey) Limited. (g)
4.9 Agreement and Plan of Merger, dated as of June 11, 2002, among CEMEX, S.A. de C.V., Tricem Acquisition, Corp. and the Puerto Rican Cement Company, Inc. (h)
4.10 Reimbursement and Credit Agreement dated as of August 26, 2002, by and among, CEMEX, S.A. de C.V., as Issuer, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors, Barclays Bank PLC, New York Branch, as Issuing Bank, Documentation Agent and Administrative Agent, the several lenders party thereto and Barclays Capital, The Investment Banking Division of Barclays Bank PLC, as
         Joint Arranger and Banc of America Securities LLC, as Joint Arranger and Syndication Agent., for an aggregate principal amount of U.S.$275,000,000. (a)
4.11 ABN AMRO Special Corporate Services B.V. Forward Contract, dated as of December 13, 2002 (a)
4.12     Citibank, N.A. Forward Contract, dated as of December 13, 2002 (a)
4.13 Credit Suisse First Boston International Forward Contract, dated as of December 13, 2002 (a)
4.14     Deutsche Bank AG, London Branch, Forward Contract, dated as of
         December 13, 2002 (a)
4.15     ING Bank, N.V. Forward Contract, dated as of December 13, 2002 (a)
4.16     JPMorgan Chase Bank Forward Contract, dated as of December 13, 2002 (a)
4.17     Societe Generale Forward Contract, dated as of December 13, 2002 (a)
8.1      List of subsidiaries of CEMEX, S.A. de C.V. (a)
10.1 Certification of Principal Executive and Financial Officers of CEMEX, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (i)
10.2 Certification of Principal Executive and Financial Officers of CEMEX Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (i)
10.3     Certification of Principal Executive and Financial Officers of
         Empresas Tolteca de Mexico, S.A. de C.V. pursuant to 18 U.S.C.
         Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (i)
10.4 Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.
         de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A. de C.V., which appears in this Annual Report on Form 20-F. (i)
10.5 Consent of PricewaterhouseCoopers to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V.
         under the Securities Act of 1933 of their reports with respect to the financial statements of certain consolidated subsidiaries of CEMEX, S.A. de C.V., which appear in this Annual Report on Form 20-F. (i)

_______________

(a) Filed with the Securities and Exchange Commission with the original 2002 annual report on Form 20-F of CEMEX S.A. de C.V. on April 8, 2003.

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

(i)      Filed herewith.

                                  SIGNATURES


         CEMEX, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.


                                            CEMEX, S.A. de C.V.


                                            By:    /s/  Lorenzo H. Zambrano
                                                ------------------------------
                                            Name:  Lorenzo H. Zambrano
                                            Title: Chief Executive Officer


Date:  April 25, 2003.

                                CERTIFICATIONS



I, Lorenzo H. Zambrano, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 20-F/A of CEMEX, S.A. de C.V.;

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

Date: April 25, 2003

                                          /s/  Lorenzo H. Zambrano
                                          -----------------------------------
                                          Lorenzo H. Zambrano
                                          Chief Executive Officer

                                CERTIFICATIONS


I, Hector Medina, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 20-F/A of CEMEX, S.A. de C.V.;

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

Date: April 25, 2003

                                             /s/  Hector Medina
                                             ---------------------------------
                                             Hector Medina
                                             Executive Vice President of
                                                Planning and Finance

                                  SIGNATURES

         CEMEX Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.


                                            CEMEX Mexico, S.A. de C.V.


                                            By:    /s/  Lorenzo H. Zambrano
                                               --------------------------------
                                            Name:  Lorenzo H. Zambrano
                                            Title: Chief Executive Officer




Date:  April 25, 2003

                                CERTIFICATIONS


I, Lorenzo H. Zambrano, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 20-F/A of CEMEX Mexico, S.A. de C.V.;

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

Date: April 25, 2003

                                                /s/  Lorenzo H. Zambrano
                                                -------------------------------
                                                Lorenzo H. Zambrano
                                                Chief Executive Officer

                                CERTIFICATIONS


I, Hector Medina, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 20-F/A of CEMEX Mexico, S.A. de C.V.;

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

Date:  April 25, 2003

                                               /s/  Hector Medina
                                               -------------------------------
                                               Hector Medina
                                               Executive Vice President of
                                                  Planning and Finance

                                  SIGNATURES

         Empresas Tolteca de Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.


                                   Empresas Tolteca de Mexico, S.A. de C.V.


                                   By:     /s/  Lorenzo H. Zambrano
                                      ------------------------------------
                                   Name:  Lorenzo H. Zambrano
                                   Title: Chief Executive Officer



Date:  April 25, 2003

                                CERTIFICATIONS


I, Lorenzo H. Zambrano, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 20-F/A of Empresas Tolteca de Mexico, S.A. de C.V.;

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

Date: April 25, 2003

                                            /s/  Lorenzo H. Zambrano
                                            --------------------------------
                                            Lorenzo H. Zambrano
                                            Chief Executive Officer

                                CERTIFICATIONS


I, Hector Medina, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 20-F/A of Empresas Tolteca de Mexico, S.A. de C.V.;

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

Date: April 25, 2003

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



    KPMG Cardenas Dosal, S.C.

    /s/Rafael Gomez Eng
    ------------------------
    Rafael Gomez Eng


    Monterrey, N.L., Mexico
    January 15, 2003, except for note 23,
    which is as of March 24, 2003

                                              CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                                  Consolidated Balance Sheets
                                   (Millions of constant Mexican pesos as of December 31, 2002)
Assets                                                                                              December 31,
                                                                                           ------------------------------
Current Assets                                                                                    2001           2002
                                                                                           --------------- --------------
   Cash and investments (note 3)....................................................    Ps      4,288.1         3,748.8
   Trade accounts receivable, less allowance for doubtful accounts (note 4).........            6,127.2         4,160.9
   Other receivables (note 5).......................................................            5,006.2         4,194.2
   Inventories (note 6).............................................................            6,815.5         7,336.0
   Other current assets (note 7)....................................................              979.2           828.9
                                                                                           --------------- --------------
       Total current assets.........................................................           23,216.2        20,268.8
                                                                                           --------------- --------------
Investments and Noncurrent Receivables (note 8)
   Investments in affiliated companies..............................................            5,172.9         5,809.8
   Other noncurrent accounts receivable.............................................            1,941.1         1,552.7
                                                                                           --------------- --------------
       Total investments and noncurrent receivables.................................            7,114.0         7,362.5
                                                                                           --------------- --------------
Properties, Machinery and Equipment (note 9)
   Land and buildings ..............................................................           39,698.2        45,687.1
   Machinery and equipment .........................................................          116,763.0       126,267.2
   Accumulated depreciation ........................................................          (71,981.4)      (83,198.1)
   Construction in progress.........................................................            5,013.2         4,281.1
                                                                                           --------------- --------------
       Net properties, machinery and equipment......................................           89,493.0        93,037.3
                                                                                           --------------- --------------
Deferred Charges (notes 10 and 13)..................................................           42,640.4        44,731.3
                                                                                           --------------- --------------
       Total Assets.................................................................    Ps    162,463.6       165,399.9
                                                                                           =============== ==============
Liabilities and Stockholders' Equity
Current Liabilities
   Bank loans (note 11).............................................................    Ps      1,678.4         4,487.6
   Notes payable (note 11)..........................................................            2,151.7         3,222.0
   Current maturities of long-term debt (notes 11 and 12) ..........................            6,455.6         6,753.2
   Trade accounts payable...........................................................            3,606.8         4,236.8
   Other accounts payable and accrued expenses (note 5).............................            9,597.1        11,963.6
                                                                                           --------------- --------------
       Total current liabilities ...................................................           23,489.6        30,663.2
                                                                                           --------------- --------------
Long-Term Debt (note 12)
   Bank loans ......................................................................           24,531.1        25,692.1
   Notes payable ...................................................................           25,416.5        26,462.1
   Current maturities of long-term debt ............................................           (6,455.6)       (6,753.2)
                                                                                           --------------- --------------
       Total long-term debt ........................................................           43,492.0        45,401.0
                                                                                           --------------- --------------
Other Noncurrent Liabilities
   Deferred income taxes (note 17)..................................................           11,259.7        11,317.4
   Other noncurrent liabilities ....................................................            2,620.7         5,865.9
                                                                                           --------------- --------------
       Total other noncurrent liabilities ..........................................           13,880.4        17,183.3
                                                                                           --------------- --------------
       Total Liabilities............................................................           80,862.0        93,247.5
                                                                                           --------------- --------------
Stockholders' Equity (note 14)
   Majority interest:
     Common stock-historical cost basis.............................................               53.5            55.5
     Common stock-accumulated inflation adjustments ................................            3,305.8         3,305.8
     Additional paid-in capital.....................................................           27,742.3        30,897.4
     Deficit in equity restatement .................................................          (54,858.5)      (61,861.3)
     Cumulative initial deferred income tax effects (notes 2K and 17)...............           (5,196.8)       (5,196.8)
     Retained earnings .............................................................           78,991.5        87,025.0
     Net income.....................................................................           11,789.8         5,400.4
                                                                                           --------------- --------------
       Total majority interest .....................................................           61,827.6        59,626.0
   Minority interest (note 14E).....................................................           19,774.0        12,526.4
                                                                                           --------------- --------------
       Total stockholders' equity ..................................................           81,601.6        72,152.4
                                                                                           --------------- --------------
       Total Liabilities and Stockholders' Equity...................................    Ps    162,463.6       165,399.9
                                                                                           =============== ==============
                  See accompanying notes to consolidated financial statements.


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                       Consolidated Statements of Income
 (Millions of constant Mexican pesos as of December 31, 2002, except for earnings per share)

                                                                                             Years ended  December 31,
                                                                                    ------------------------------------------------
                                                                                            2000            2001         2002
                                                                                    ----------------- -------------- ---------------
           Net sales.........................................................      Ps       58,435.1       69,302.3       67,917.5
           Cost of sales.....................................................              (32,652.8)     (38,981.4)     (37,944.2)
                                                                                    ----------------- -------------- ---------------
              Gross profit...................................................               25,782.3       30,320.9       29,973.3
                                                                                    ----------------- -------------- ---------------

           Operating expenses:
                Administrative ..............................................               (6,461.3)      (7,906.0)      (8,538.1)
                Selling......................................................               (2,127.5)      (5,865.0)      (7,833.2)
                                                                                    ----------------- -------------- ---------------
                  Total operating expenses...................................               (8,588.8)     (13,771.0)     (16,371.3)
                                                                                    ----------------- -------------- ---------------

              Operating income...............................................               17,193.5       16,549.9       13,602.0
                                                                                    ----------------- -------------- ---------------

           Comprehensive financing result:
                Financial expense............................................               (4,853.6)      (4,121.6)      (3,451.6)
                Financial income.............................................                  255.7          407.7          463.0
                Results from valuation and liquidation of financial
                   instruments...............................................                  (80.0)       1,999.2       (3,285.1)
                Foreign exchange result, net.................................                 (312.9)       1,539.6         (800.3)
                Monetary position result.....................................                3,183.9        2,824.5        3,655.2
                                                                                    ----------------- -------------- ---------------
                  Net comprehensive financing result.........................               (1,806.9)       2,649.4       (3,418.8)
                                                                                    ----------------- -------------- ---------------

           Other expense, net................................................               (2,435.8)      (4,173.8)      (4,040.7)
                                                                                    ----------------- -------------- ---------------

              Income before income taxes, employees' statutory profit sharing
                and equity in income of affiliates...........................               12,950.8       15,025.5        6,142.5
                                                                                    ----------------- -------------- ---------------

           Income tax and business assets tax, net  (note 17)................               (1,642.0)      (1,669.8)        (569.2)
           Employees' statutory profit sharing (note 17).....................                 (372.2)        (236.4)        (106.9)
                                                                                    ----------------- -------------- ---------------
              Total income tax, business assets tax and employees' statutory
                profit sharing...............................................               (2,014.2)      (1,906.2)        (676.1)
                                                                                    ----------------- -------------- ---------------

           Income before equity in income of affiliates .....................               10,936.6       13,119.3        5,466.4

           Equity in income of affiliates ...................................                  263.0          205.2          318.7
                                                                                    ----------------- -------------- ---------------

              Consolidated net income........................................               11,199.6       13,324.5         5,785.1
              Minority interest net income...................................                  810.5        1,534.7           384.7
                                                                                    ----------------- -------------- ---------------
              Majority interest net income ..................................       Ps      10,389.1       11,789.8         5,400.4
                                                                                    ================= ============== ===============






              Basic earnings per share  (see notes 2A and 20)................     Ps           2.52           2.76            1.20

              Diluted earnings per share (see notes 2A and 20)...............     Ps           2.51           2.74            1.20
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

                                             CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                        Statements of Changes in Stockholders' Equity
                                 (Millions of constant Mexican pesos as of December 31, 2002)


                                                                     Additional    Deficit in         Cumulative
                                                      Common           paid-in       equity        initial deferred     Retained
                                                       stock          capital      restatement    income tax effects    earnings
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999..................Ps     3,354.7        22,553.2         (45,783.9)            -           74,390.8

Dividends (Ps0.56 pesos per share)...........             2.2         2,188.7             -                 -           (2,386.2)
Issuance of common stock (note 14A) .........             0.1            52.1             -                 -                -
Issuance of appreciation warrants (note 14F).               -           (63.2)            -                 -                -
Share repurchase program (note 14A) .........            (0.1)              -             -                 -             (130.9)
Restatement of investments and other
  transactions relating to minority interest.              -                -             -                 -                -
Investment by subsidiaries (note 8) .........              -                -          (1,876.0)            -                -
Comprehensive net income (loss) (note 14G)...              -                -          (2,903.1)        (5,196.8)       10,389.1

                                                   --------------------------------------------------------------------------------
Balances at December 31, 2000................         3,356.9        24,730.8         (50,563.0)        (5,196.8)       82,262.8
Dividends (Ps0.65 pesos per share) ..........             2.5         2,900.5             -                 -           (3,049.2)
Issuance of common stock (note 14A) .........             0.1           111.0             -                 -                -
Share repurchase program (note 14A) .........            (0.2)            -               -                 -             (222.1)
Restatement of investments and other
  transactions relating to minority interest.              -              -               -                 -                -
Investment by subsidiaries (note 8) .........              -              -                63.6             -                -
Comprehensive net income (loss) (note 14G)...              -              -            (4,359.1)            -           11,789.8
                                                   --------------------------------------------------------------------------------
Balances at December 31, 2001................         3,359.3        27,742.3         (54,858.5)        (5,196.8)       90,781.3
Dividends (Ps0.70 pesos per share) ..........             2.2         3,082.2             -                 -           (3,394.1)
Issuance of common stock (note 14A) .........             0.1            72.9             -                 -                -
Share repurchase program (note 14A)..........            (0.3)            -               -                 -             (362.2)
Restatement of investments and other
  transactions relating to minority interest.               -             -               -                 -                -
Investment by subsidiaries (note 8) .........               -             -               246.3             -                -
Comprehensive net income (loss) (note 14G)...               -             -            (7,249.1)            -            5,400.4
                                                   --------------------------------------------------------------------------------
Balances at December 31, 2002..............Ps         3,361.3        30,897.4         (61,861.3)        (5,196.8)       92,425.4
                                                   --------------------------------------------------------------------------------

(Continued)

                                                       Total                           Total
                                                      majority       Minority      stockholders'
                                                      interest       interest          equity
------------------------------------------------------------------------------------------------
Balances at December 31, 1999..................Ps       54,514.8      13,176.6       67,691.4

Dividends (Ps0.56 pesos per share)...........             (195.3)         -            (195.3)
Issuance of common stock (note 14A) .........               52.2          -              52.2
Issuance of appreciation warrants (note 14F).              (63.2)         -             (63.2)
Share repurchase program (note 14A) .........             (131.0)         -            (131.0)
Restatement of investments and other
  transactions relating to minority interest.                -        10,939.8       10,939.8
Investment by subsidiaries (note 8) .........           (1,876.0)         -          (1,876.0)
Comprehensive net income (loss) (note 14G)...            2,289.2         810.5        3,099.7

                                                   ---------------------------------------------
Balances at December 31, 2000................           54,590.7      24,926.9       79,517.6
Dividends (Ps0.65 pesos per share) ..........             (146.2)         -            (146.2)
Issuance of common stock (note 14A) .........              111.1          -             111.1
Share repurchase program (note 14A) .........             (222.3)         -            (222.3)
Restatement of investments and other
  transactions relating to minority interest.                -        (6,687.6)      (6,687.6)
Investment by subsidiaries (note 8) .........               63.6          -              63.6
Comprehensive net income (loss) (note 14G)...            7,430.7       1,534.7        8,965.4
                                                   ---------------------------------------------
Balances at December 31, 2001................           61,827.6      19,774.0       81,601.6
Dividends (Ps0.70 pesos per share) ..........             (309.7)         -            (309.7)
Issuance of common stock (note 14A) .........               73.0          -              73.0
Share repurchase program (note 14A)..........             (362.5)         -            (362.5)
Restatement of investments and other
  transactions relating to minority interest.                -        (7,632.3)      (7,632.3)
Investment by subsidiaries (note 8) .........              246.3          -             246.3
Comprehensive net income (loss) (note 14G)...           (1,848.7)        384.7       (1,464.0)
                                                   ---------------------------------------------
Balances at December 31, 2002..............        Ps   59,626.0      12,526.4       72,152.4
                                                   ---------------------------------------------


                           See accompanying notes to consolidated financial statements.

                                              CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                  Consolidated Statements of Changes in Financial Position
                                 (Millions of constant Mexican pesos as of December 31, 2002)

                                                                                         Years ended December 31,
                                                                                  2000           2001             2002
                                                                          ------------------------------------------------

Operating activities

   Majority interest net income ...................................... Ps      10,389.1        11,789.8          5,400.4
   Charges to operations which did not require resources:
     Depreciation of properties, machinery and equipment..............          3,862.0         5,386.6          5,420.7
     Amortization of deferred charges and credits, net................          1,221.6         2,548.7          2,522.5
     Impairment of assets..............................................           -                -                93.1
     Pensions, seniority premium and other postretirement benefits....            312.6           315.8            206.4
     Deferred income tax charged to results...........................            650.8           213.3           (412.0)
     Equity in income of affiliates.................................             (263.0)         (205.2)          (318.7)
     Minority interest................................................            810.5         1,534.7            384.7
                                                                          ------------------------------------------------
        Resources provided by operating activities.....................                        21,583.7         13,297.1
                                                                               16,983.6

   Changes in working capital, excluding acquisition effects:
     Trade accounts receivable, net...................................            673.0           765.9          2,225.3
     Other accounts receivable and other assets........................           (72.7)       (2,267.0)         1,078.4
     Inventories......................................................            178.7           578.9           (328.9)
     Trade accounts payable...........................................            942.3        (1,100.2)           527.6
     Other accounts payable and accrued expenses.......................          (613.0)        4,064.9            469.2
                                                                          ------------------------------------------------
        Net change in working capital.................................          1,108.3         2,042.5          3,971.6
                                                                          ------------------------------------------------
        Net resources provided by operating activities.................        18,091.9        23,626.2         17,268.7
                                                                          ------------------------------------------------
Financing activities
   Proceeds from bank loans (repayments), net.........................          8,238.0        (8,600.6)         2,604.5
   Notes payable, net, excluding foreign exchange effect (note 2D)....          2,790.6         3,863.5           (309.4)
   Investment by subsidiaries..........................................        (1,767.3)         (229.2)            (4.5)
   Dividends paid......................................................        (2,386.2)       (3,049.2)        (3,394.1)
   Issuance of common stock from reinvestment of dividends............          2,190.9         2,903.0          3,084.4
   Issuance of common stock under stock option programs...............             52.2           111.1             73.0
   Issuance (repurchase) of preferred stock by subsidiaries........... ..      15,730.9        (6,585.3)        (4,191.5)
   Acquisition of common stock under repurchase program................          (131.0)         (222.3)          (362.5)
   Other financing activities, net.....................................        (2,923.9)       (2,164.4)         3,062.2
                                                                          ------------------------------------------------
        Resources provided by (used in) financing activities...........        21,794.2       (13,973.4)           562.1
                                                                          ------------------------------------------------
Investing activities
   Properties, machinery and equipment, net...........................         (4,140.5)       (5,112.7)        (4,401.1)
   Acquisition of subsidiaries and affiliates..........................       (27,107.2)       (2,013.1)        (2,735.4)
   Disposal of assets.................................................          1,448.3           732.1            557.0
   Minority interest...................................................        (5,508.5)         (102.2)        (2,959.9)
   Deferred charges....................................................          (346.9)       (4,060.3)        (1,928.4)
   Other investments and monetary foreign currency effect..............        (4,462.0)        1,988.6         (6,902.3)
                                                                          ------------------------------------------------
        Resources used in investing activities.........................       (40,116.8)       (8,567.6)       (18,370.1)
                                                                          ------------------------------------------------
        Increase (decrease) in cash and investments                              (230.7)        1,085.2           (539.3)
        Cash and investments at beginning of year.....................          3,433.6         3,202.9          4,288.1
                                                                          ------------------------------------------------
        Cash and investments at end of year............................   Ps    3,202.9         4,288.1          3,748.8
                                                                          ------------------------------------------------

                          See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2000, 2001 and 2002
          (Millions of constant Mexican Pesos as of December 31, 2002)


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

                                                                       2000                2001               2002
                                                                 ----------------    ---------------    ---------------
Restatement factor using weighted average inflation............      1.0236             0.9900             1.0916
Restatement factor using Mexican inflation.....................      1.0903             1.0456             1.0559
                                                                 ----------------    ---------------    ---------------

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

The main operating subsidiaries, ordered by holding company, and the percentage of equity interest directly held by their immediate holding company, are as follows:

                         Subsidiary                                Country           % Equity interest
---------------------------------------------------------  --------------------      -----------------
CEMEX Mexico, S.A. de C.V...............................1  Mexico                          100.0
  CEMEX Espana, S.A. ...................................2  Spain                            99.5
    CEMEX Venezuela, S.A.C.A............................   Venezuela                        75.7
    CEMEX, Inc..........................................3  United States                   100.0
    Cementos del Pacifico, S.A. ........................   Costa Rica                       98.4
    Assiut Cement Company...............................4  Egypt                            95.8
    CEMEX Colombia, S.A. ...............................5  Colombia                         98.2
    Cemento Bayano, S.A. ...............................   Panama                           99.2
    Cementos Nacionales, S.A............................   Dominican Republic               99.9
    Puerto Rican Cement Company, Inc....................   Puerto Rico                     100.0
    CEMEX Asia Holdings Ltd.............................6  Singapore                        92.3
      Solid Cement Corporation..........................7  Philippines                      94.6
      APO Cement Corporation............................7  Philippines                      99.9
      CEMEX Thailand Co. Ltd............................7  Thailand                        100.0
Latin Networks Holdings, B.V............................8  Netherlands                     100.0
------------------------------------------------------------------------------------------------------

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
                                                                             ==================    =================

6. INVENTORIES

Inventories are summarized as follows:

                                                                                            December 31,
                                                                              ----------------------------------------
                                                                                              -- ---
                                                                                     2001                   2002
                                                                              --------------- --     -------------- --
                                                                                                     -------------- --
Finished goods...........................................................      Ps      1,945.9               1,452.0
Work-in-process..........................................................                796.1               1,558.0
Raw materials............................................................                678.4                 623.9
Supplies and spare parts.................................................              2,891.3               3,150.4
Advances to suppliers....................................................                333.8                 341.8
Inventory in transit.....................................................                170.0                 209.9
                                                                               -----------------     -----------------
                                                                               Ps      6,815.5               7,336.0
                                                                               =================     ==================

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

Certain condensed financial information of the companies acquired during 2001 and 2002, and that were consolidated in the Company's financial statements in the year of acquisition, is presented below:

                                                     2001                                  2002
                                      ----------------------------------    ----------------------------------
                                          Saraburi            Others              PRCC              Others
                                      ---------------    ---------------    ----------------    --------------
Total assets.....................    Ps     353.1            2,337.1             3,782.6               216.4
Total liabilities................           131.0              932.2             3,495.5                25.5
Stockholders' equity.............           222.1            1,404.9               287.1               190.9
                                      ---------------    ---------------    ----------------    --------------
Sales............................    Ps     141.3              284.0               641.2                 2.2
Operating income (loss)..........            24.0               (8.2)               25.2                (5.7)
  Net income (loss)..............            (9.8)             127.7                25.1               (70.3)
                                      ---------------    ---------------    ----------------    --------------

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

10. DEFERRED CHARGES

Deferred charges are summarized as follows:

                                                                                  December 31,
                                                                     -------------------------------------
                                                                           2001                 2002
                                                                     ----------------     ----------------
Goodwill.........................................................    Ps    41,405.6             43,570.9
Cost of internally developed software............................           1,455.3              2,454.7
Prepaid pension costs (note 13)..................................             723.5                385.9
Additional minimum liability (note 13)...........................             349.2                600.0
Deferred financing costs.........................................             722.2              1,039.8
Deferred income taxes............................................           1,517.8              2,328.3
Others...........................................................           4,732.1              4,772.2
Accumulated amortization.........................................          (8,265.3)           (10,420.5)
                                                                     ----------------     ----------------
                                                                     Ps    42,640.4             44,731.3
                                                                     ----------------     ----------------

11. SHORT-TERM BANK LOANS AND NOTES PAYABLE

As of December 31, 2001 and 2002, consolidated short-term debt by type of financing and currency, as well as the weighted-average interest rates, which include the effects of derivative financial instruments negotiated to exchange interest rates as well as interest rates and currencies (see note 12), are summarized as follows:

                                                                               2001                 2002
                                                                         ----------------     ----------------
 Current maturities of Euro medium-term notes .....................      Ps   2,702.7              4,754.0
 Revolving lines of credit.........................................           2,002.0              4,475.2
 Commercial paper programs.........................................           1,801.8              3,107.8
 Current maturities of other notes payable.........................           1,329.0                102.9
 Syndicated loans..................................................             851.9                703.8
 Other loans and notes payable.....................................           1,598.3              1,319.1
                                                                         ----------------     ----------------
                                                                         Ps  10,285.7             14,462.8
                                                                         ================     ================

                                                 2001          Weighted average         2002          Weighted average
                                                                interest rate                           interest rate
                                            --------------    -----------------    --------------    ------------------
Dollar..................................... Ps   8,929.6              4.56%             6,586.6              3.10%
Japanese Yen...............................          -                   -              6,279.9              3.15%
Euros......................................        880.4              4.07%               593.5              3.66%
Mexican Pesos..............................            -                 -                675.0              8.79%
Egyptian Pounds............................        354.7             11.42%               319.5             11.01%
Other currencies...........................        121.0             12.99%                 8.3              8.72%
                                            --------------                         --------------
                                            Ps  10,285.7                               14,462.8
                                            --------------                         --------------

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

                                                        Currencies                   Interest rates
                                                ------------------------- ----------------------------------------------
                                                                                                  Effective
     (Amounts in millions)                        Notional  Amount in new    CEMEX       CEMEX    interest    Estimated
          Related debt           Maturity dates     amount      currency    receives*      pays      rate      fair value
------------------------------- --------------- ----------- ------------- ----------- ----------- ----------- ----------
Mexican peso to dollar
Short-term notes..............  Jan 03 - Jun 03     Ps1,500    U.S.$145    TIIE+5bps   L +29bps      2.25%    U.S.$(9.6)
Dollar to Yen
Short-term notes..............  Jun 03 - Jun 05    U.S.$180   Yen 20,459  L + 183bps     3.16%       3.16%         6.1
                                                                                                              ----------
                                                                                                              U.S.$(3.5)


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
                                                     ==============

                                                                                      Weighted-           Determination of
                                                                         Original      average            weighted-average
                                                          2002             rate      interest rate             rate
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

As of December 31, 2001 and 2002, consolidated long-term debt by currency, including the CCS effects, is summarized as follows (note 12B):

                                                2001                2002
                                         ----------------     ----------------
Dollars.............................  Ps      31,701.8             34,562.4
Euros...............................           3,479.8              6,580.1
Japanese Yen........................           7,547.9              2,387.4
Mexican Pesos.......................                -               1,499.9
Egyptian Pounds.....................             680.7                367.9
Other currencies....................              81.8                  3.3
                                         ----------------     ----------------
                                      Ps      43,492.0             45,401.0
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
                                                           ----------------

As of December 31, 2002, the Company and its subsidiaries have the following lines of credit, both committed and subject to the banks' availability, at annual interest rates ranging from 1.45% to 15.6%, depending on the negotiated currency:

                                                                Line of Credit         Available
                                                               ----------------    -----------------
European commercial paper (U.S.$600 million)............    Ps     6,228.0              5,013.5
U.S. commercial paper (U.S.$275 million)................           2,854.5                934.2
Mexican commercial paper (Ps2,500 million)..............           2,500.0                650.0
Syndicated loan (U.S.$400 million)......................           4,152.0                   -
Promissory notes (Ps5,000 million)......................           5,000.0              3,346.0
Lines of credit of foreign subsidiaries.................           4,407.6              2,102.3
Other lines of credit from Mexican banks................             830.4                   -
Other lines of credit from foreign banks................           4,463.4                721.4
                                                               ----------------    -----------------
                                                            Ps    30,435.9             12,767.4
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

C)   Guaranteed Debt.

As of December 31, 2001 and 2002, CEMEX Mexico and ETM jointly, fully and unconditionally guarantee indebtedness of the Company for an aggregate amount of U.S.$2,196 million and U.S.$2,339 million, respectively. The combined summarized financial information of these guarantors as of December 31, 2001 and 2002 is as follows:

                                                     2001              2002
                                               ---------------    -------------

 Assets................................     Ps   120,912.8           114,023.5
 Liabilities...........................          101,124.6            54,378.2
 Stockholders' equity..................           19,788.2            59,645.3
                                               ---------------    -------------
 Net sales.............................     Ps    22,604.3            21,753.3
 Operating income......................            1,616.6             3,405.4
 Net income............................           10,357.6               434.2

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

13. PENSION PLANS, SENIORITY PREMIUM AND OTHER POSTRETIREMENT BENEFITS

The net periodic cost of pension plans, seniority premium and other postretirement benefits, for the years ended December 31, 2000, 2001 and 2002 (see note 2J), are as follows:


Components of net periodic cost:                                           2000             2001              2002
                                                                       --------------    ------------     -------------
Service cost......................................................  Ps        230.2           325.0             274.4
Interest cost.....................................................            162.6           289.3             282.7
Actuarial return on plan assets...................................           (109.2)         (348.0)           (362.0)
Amortization of prior service cost, changes in assumptions and
  experience adjustments..........................................             29.0            49.5              55.4
Results from extinguishment obligations...........................               -               -              (44.1)
                                                                       --------------    ------------     -------------
                                                                    Ps        312.6           315.8             206.4
                                                                       --------------    ------------     -------------

The following table presents the reconciliation of the actuarial value of postretirement benefit obligations and the funded status (see note 2J), as of December 31, 2001 and 2002:

                                                                                             2001              2002
                                                                                        -------------     -------------
Change in benefit obligation:
Projected benefit obligation ("PBO") at beginning of year.........................   Ps     4,840.7           5,219.8
  Service cost....................................................................            325.0             274.5
  Interest cost...................................................................            289.3             282.7
  Actuarial result................................................................             15.5             195.9
  Acquisitions....................................................................              -               397.5
  Initial valuation of other postretirement benefits..............................            155.6              10.8
  Foreign exchange fluctuations and inflation adjustments.........................            (15.3)             63.0
  Extinguishment of obligations...................................................              -              (159.4)
  Benefits paid...................................................................           (391.0)           (326.7)
                                                                                        -------------     -------------
Projected benefit obligation ("PBO") at end of year...............................          5,219.8           5,958.1
                                                                                        -------------     -------------

Change in plan assets:
Fair value of plan assets at beginning of year....................................          4,008.2           4,770.9
  Real return on plan assets......................................................            389.7            (281.1)
  Acquisitions....................................................................                -             292.8
  Foreign exchange fluctuations and inflation adjustments.........................            (65.6)             68.4
  Employer contributions..........................................................            636.5             101.4
  Extinguishment of obligations...................................................              -              (177.7)
  Benefits paid from the funds....................................................           (197.9)           (192.1)
                                                                                        -------------     -------------
Fair value of plan assets at end of year..........................................          4,770.9           4,582.6
                                                                                        -------------     -------------
Amounts recognized in the balance sheets consist of:
  Funded status...................................................................            448.9           1,375.5
  Unrecognized prior service cost.................................................           (858.1)           (782.7)
  Unrecognized net actuarial results..............................................           (663.5)         (1,578.7)
                                                                                      -------------     -------------
    Accrued benefit liability (prepayment)........................................         (1,072.7)           (985.9)
    Additional minimum liability..................................................            349.2             600.0
                                                                                        -------------     -------------
       Net liability (prepayment) recognized in the balance sheet.................   Ps      (723.5)           (385.9)
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

G) COMPREHENSIVE NET INCOME (LOSS)

The main items included in the comprehensive net income (loss) for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                                             2000              2001             2002
                                                                         --------------    -------------    -------------
Majority interest net income.......................................    Ps    10,389.1         11,789.8          5,400.4
Deficit in equity restatement:
 Effects from holding non-monetary assets..........................          (2,958.5)        (2,629.4)        (9,680.7)
 Foreign currency translation adjustment...........................            (872.4)        (2,438.5)         6,370.2
 Capitalized foreign exchange result (note 14D)....................            (181.8)           751.3         (2,576.7)
 Additional minimum liability......................................            (208.4)           208.4              -
 Valuation of investments available for sale (note 8B).............             215.2           (794.1)             -
 Hedge derivative instruments (notes 11,12 and 16).................              92.3              -           (2,171.0)
Deferred income tax of the year charged directly to
   stockholders'equity (note 17)...................................           1,016.9            439.9          1,016.7
Equity instruments' early redemption results.......................                -               -             (207.6)
Inflation effect on equity 1.......................................              (6.4)           103.8              -
                                                                         --------------    -------------    -------------
  Deficit in equity restatement....................................          (2,903.1)        (4,359.1)        (7,249.1)
Cumulative initial deferred income tax effects.....................          (5,196.8)             -                -
                                                                         --------------    -------------    -------------
   Other comprehensive income (loss)...............................          (8,099.9)        (4,359.1)        (7,249.1)
                                                                         --------------    -------------    -------------
   Majority comprehensive net income (loss)........................           2,289.2          7,430.7         (1,848.7)
   Minority interest...............................................             810.5          1,534.7            384.7
                                                                         --------------    -------------    -------------
   Total comprehensive net income (loss)...........................    Ps     3,099.7          8,965.4         (1,464.0)
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

The IT (expense) benefit, presented in the accompanying income statements, is summarized as follows:

                                                                   For the years ended December 31,
                                                       ------------------------------------------------------
                                                              2000               2001               2002
                                                       ----------------    ---------------    ---------------
  Current income tax.............................    Ps     (1,063.3)           (1,421.7)            (962.7)
  Deferred IT....................................             (601.3)             (200.1)             393.5
  Effects of inflation (note 2B).................               22.6               (48.0)               -
                                                       ----------------    ---------------    ---------------
                                                     Ps     (1,642.0)           (1,669.8)            (569.2)
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
                                                                             ----------------

The BAT Law establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period.The recoverable BAT as of December 31, 2002 is as follows:

                                                                        Amount of              Year of
                   Year in which BAT exceeded IT                      carryforwards          expiration
                                                                    ------------------     ----------------
1997...........................................................  Ps         160.5               2007
1999...........................................................              57.9               2009
                                                                    ------------------
                                                                 Ps         218.4
                                                                    ==================

B) DEFERRED IT AND ESPS (see note 2K)

The deferred income tax result in the income statement represents the difference between the beginning of year balance and the year-end balance of the deferred tax assets or liabilities, and is recognized in nominal pesos. The tax effects of the main temporary differences that generate the consolidated deferred tax assets and liabilities are presented below:

                                                                                               2001             2002
                                                                                        ----------------- ----------------
Deferred tax assets:
Tax loss carryforwards and other tax credits......................................   Ps         1,662.6         4,350.8
Accounts payable and accrued expenses.............................................                208.8           243.1
Trade accounts receivable.........................................................                 46.7            24.0
Properties, plant and equipment...................................................                (29.8)          (38.3)
Others............................................................................                 41.4            69.8
                                                                                        ----------------- ----------------
  Total deferred tax assets.......................................................              1,929.7         4,649.4
   Less - Valuation allowance.....................................................               (412.0)       (2,321.1)
                                                                                        ----------------- ----------------
    Net deferred tax assets.......................................................              1,517.7         2,328.3
                                                                                        ----------------- ----------------
Deferred tax liabilities:
Tax loss carryforwards and other tax credits......................................              3,106.4         6,151.2
Accounts payable and accrued expenses.............................................                886.1         4,259.6
Trade accounts receivable.........................................................                 13.4            85.9
Properties, plant and equipment...................................................            (12,605.8)      (17,410.7)
Inventories.......................................................................             (1,399.5)       (1,227.2)
Others............................................................................               (546.7)         (916.4)
                                                                                        ----------------- ----------------
  Total deferred tax liabilities..................................................            (10,546.1)       (9,057.6)
     Less - Valuation allowance...................................................               (713.6)       (2,259.8)
                                                                                        ----------------- ----------------
Net deferred tax liabilities......................................................            (11,259.7)      (11,317.4)
                                                                                        ----------------- ----------------
Net deferred tax..................................................................             (9,742.0)       (8,989.1)
     Less - Deferred IT of acquired subsidiaries at the acquisition date..........             (3,626.3)       (4,044.3)
                                                                                        ----------------- ----------------
Total effect of deferred income tax in stockholders' equity.......................             (6,115.7)       (4,944.8)
  Less - Deferred IT recognized as of December 31, 1999...........................             (1,158.2)       (1,158.2)
  Less - Accumulated initial effect of deferred IT in equity......................             (5,196.8)       (5,196.8)
                                                                                        ----------------- ----------------
  Change in deferred IT for the period............................................   Ps           239.3         1,410.2
                                                                                        ================= ================

The components of consolidated deferred income tax for the period are as follows:

                                                                                               2001                 2002
                                                                                        ----------------    -----------------
Deferred income tax charged (credited) to the income statement....................   Ps          (200.1)          393.5
Deferred income tax applied directly to stockholders' equity......................                439.4         1,016.7
                                                                                        ----------------    -----------------
                                                                                     Ps           239.3         1,410.2
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

                                                                                          December 31,
                                                                            ---------------------------------------
                                                                             2000           2001             2002
                                                                            ----------     ----------     ---------
                                                                               %              %               %
Approximated consolidated statutory tax rate..............................      35.0           35.0          34.0
    Additional deductions and tax credits.................................      (1.9)          (1.8)         (6.6)
    Expenses and other non deductible items...............................       3.4            0.8           1.0
    Non-taxable sale of marketable securities and fixed assets............       0.2           -            (10.2)
    Difference between book and tax inflation.............................     (15.0)         (15.8)         (5.6)
    Minimum taxes.........................................................      (0.1)           0.2          -
    Depreciation..........................................................       0.3           (0.6)         -
    Inventories...........................................................       0.2           -             -
    IT effect on stockholders' equity....................................       (5.0)          (1.4)         (5.3)
    Others (1)............................................................      (4.4)          (5.3)          2.0
                                                                            ----------     ----------     ---------
Effective consolidated tax rate...........................................      12.7           11.1           9.3
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

                                    Depreciation and Amortization
                            -------------------------------------------
                              2000           2001               2002
                            -----------    ------------    ------------
Mexico................   Ps   1,341.2         1,710.4         1,610.7
Spain.................          842.4           790.4         1,018.3
United States.........          682.5         2,205.6         1,748.8
Venezuela.............          751.5           656.3           525.5
Colombia..............          546.6           504.6           481.0
Caribbean and Central
 America...............         249.3           375.3           401.3
Philippines...........          281.0           357.1           421.4
Egypt.................          221.6           475.0           440.3
Others................          167.5           860.6         1,295.9
                            -----------    ------------    ------------
Consolidated..........   Ps   5,083.6         7,935.3         7,943.2
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


Total assets and investment in fixed assets by geographic segment are summarized as follows:

                                            Total Assets                            Investment in Fixed Assets (2)
                               -----------------------------------------       ------------------------------------------
                                     2001                   2002                      2001                     2002
                               ----------------       ------------------       ------------------       -----------------
Mexico.....................   Ps     63,187.9                57,015.3                     886.4                   972.5
Spain........................        19,504.9                21,786.2                     551.4                   625.6
United States................        48,163.7                44,715.0                   1,825.4                 1,022.8
Venezuela....................        11,648.1                 7,857.5                     285.8                   138.2
Colombia.....................         8,466.7                 6,020.2                      57.5                    52.8
Caribbean and Central
  America....................         7,367.1                10,666.5                     370.8                   292.3


Philippines................           7,958.2                 8,467.7                     240.6                   123.5
Other Asian................           3,279.3                 3,656.4                     117.7                   108.1
Egypt......................           8,364.2                 5,714.4                     373.3                   276.1
Others (1).................         104,936.9                71,668.3                     236.2                   618.6
                               --------------               -----------           ---------------          --------------
                                    282,877.0               237,567.5                   4,945.1                 4,230.5
Eliminations...............        (120,413.4)              (72,167.6)                       -                     -
                               --------------               -----------           ---------------          --------------
Consolidated...............    Ps   162,463.6               165,399.9                   4,945.1                 4,230.5
                               --------------               -----------           ---------------          --------------

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

The weighted-average number of shares utilized in the calculation is as follows:

                                                                             Majority       Basic       Diluted
                                  Basic number of      Diluted number      interest net     earnings    earnings
                                      shares              of shares           income        per share   per share
                                 ----------------     ----------------     ------------     --------    ---------
December 31, 2000.............    4,123,703,259         4,143,760,773      Ps 10,389.2      Ps 2.52     Ps  2.51
December 31, 2001.............    4,264,724,371         4,299,689,171         11,789.8         2.76         2.74
December 31, 2002.............    4,487,527,392         4,496,213,613          5,400.4         1.20         1.20
                                 ----------------     ----------------     ------------     --------    ---------

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

D) LEASES

The Company has entered into various non-cancelable operating leases, primarily for the lease of operating facilities, cement storage and distribution facilities and certain transportation and other equipment, in which it is required to make annual rental payments plus the payment of certain operating expenses. Future minimum rental payments due under such leases are summarized as follows:

                                                                U.S. dollars
                          Year ending December 31,                 million
-------------------------------------------------------------- -----------------
2003........................................................          60.0
2004........................................................          56.1
2005........................................................          49.8
2006........................................................          40.1
2007........................................................          37.5
2008 and thereafter.........................................         125.9
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

The carrying value of the Company's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) at December 31, 2002 is summarized as follows:

                                            Carrying      Estimated
                                             Amount       Fair value
                                        -------------------------------
Bank loans...........................   Ps    25,692.1      25,680.1
Notes payable........................         26,462.1      26,479.4
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

For the years ended December 31, 2000, 2001 and 2002, had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, using the Black-Scholes pricing model, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                                               2001
                                                                             -----------------------------------------
                                                                   2000         Fixed      Variable         Total
                                                                               program      program
                                                                ------------ -----------------------------------------
Net income, as reported (Mexican GAAP)...................... Ps  10,389.1                                  11,789.8
  Cost of options granted according to SFAS 123.............       (211.0)      (271.5)      (205.0)         (476.5)
  Result from voluntary exchange program, net (note 15).....          -          221.9          -             221.9
  Reversal of cost recognized under APB 25..................          -            -          147.2           147.2
                                                                ------------ ------------ ------------  --------------
Approximate net income, pro forma...........................     10,178.1                                  11,682.4
                                                                ------------                            --------------
Basic earnings per share, as reported....................... Ps       2.52                                       2.76
                                                                ------------                            --------------
Basic earnings per share, pro forma......................... Ps       2.47                                       2.74
                                                                ------------                            --------------

                                                                                        2002
                                                                ------------------------------------------------------
                                                                  Special     Variable     Voluntary        Total
                                                                  program      program     programs
                                                                ------------ -----------------------------------------
Net income, as reported (Mexican GAAP)...................... Ps                                             5,400.4
  Cost of options granted according to SFAS 123.............         (9.3)      (158.7)       (17.9)         (185.9)
  Reversal of cost recognized under APB 25..................          -            -           51.9            51.9
                                                                ------------ ------------ ------------  --------------
Approximate net income, pro forma...........................                                                5,266.4
                                                                                                        --------------
Basic earnings per share, as reported....................... Ps                                                1.20
                                                                                                        --------------
Basic earnings per share, pro forma......................... Ps                                                1.17
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

The assumptions for the Black-Scholes model for the options granted during each year were:

                                          2000         2001          2002
                                      ------------ ------------  -------------
Expected dividend yield...............    2%            2%            2%
Volatility............................    30%           25%           25%
Range of risk free interest rates.....   12.5%      4.9% - 9.8%   3.6% - 4.8%
Weighted average tenure............... 10 years      10 years      9.8 years
                                      ------------ ------------  -------------

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
                                                              ------------------- ---------------- -----------------

The following table presents consolidated condensed balance sheets at December 31, 2001 and 2002, prepared under U.S. GAAP, including all differences and reclassifications as compared to Mexican GAAP described in this note 23:

                                                                                           At December 31,
                                                                                  ----------------------------------
   Balance sheets                                                                      2001              2002
                                                                                  ---------------- -----------------
   Current assets............................................................ Ps       22,059.4          19,932.5
   Investments and non-current assets........................................           8,958.0           7,556.9
   Property, machinery and equipment.........................................          94,988.3          98,121.1
   Deferred charges..........................................................          37,316.5          43,945.5
                                                                                  ---------------- -----------------
       Total assets..........................................................         163,322.2         169,556.0
                                                                                  ---------------- -----------------
   Current liabilities.......................................................          28,473.4          36,149.0
   Long-term debt............................................................          39,361.3          41,222.3
   Other non-current liabilities.............................................          21,328.2          22,202.6
                                                                                  ---------------- -----------------
       Total liabilities.....................................................          89,162.9          99,573.9
                                                                                  ---------------- -----------------
   Mezzanine items:
       Putable capital securities (see note 14E).............................           2,420.7             685.1
       Temporary equity......................................................           5,865.8           5,659.5
       Preferred equity (see note 14F).......................................           8,714.3           6,747.0
       Minority interest.....................................................           8,023.0           5,194.7
                                                                                  ---------------- -----------------
           Total mezzanine items.............................................          25,023.8          18,286.3
                                                                                  ---------------- -----------------
   Stockholders' equity......................................................          49,135.5          51,695.8
                                                                                  ---------------- -----------------
                                                                                  ---------------- -----------------
       Total liabilities and stockholders' equity............................ Ps      163,322.2         169,556.0
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

(p) Restatement to Constant Pesos of Prior Years

The following table presents summarized financial information under Mexican GAAP of the consolidated income statements for the years ended December 31, 2000 and 2001 and balance sheet information at December 31, 2001, in Mexican pesos of equivalent constant purchasing power of December 31, 2002 using the Mexican inflation rate:

                                                               2000                 2001
                                                         ------------------   ------------------
   Sales..............................................   Ps     59,698.5             67,035.8
   Gross profit.......................................          26,339.7             29,329.3
   Operating income...................................          17,565.7             16,008.6
   Majority interest net income.......................          10,613.7             11,404.2
                                                         ------------------   ------------------
   Current assets.....................................                         Ps    22,456.9
   Non-current assets.................................                              134,693.3
   Current liabilities................................                               22,721.3
   Non-current liabilities............................                               55,495.9
   Majority interest stockholders' equity.............                               59,805.6
   Minority interest stockholders' equity.............                               19,127.3
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

The following table reflects the impact that SFAS 142 would have had on prior years net income under U.S. GAAP and earnings per share if adopted for all historical periods presented:

                                                                            Years Ended December 31,
                                                                     --------------------------------------
                                                                           2000                2001
                                                                     ------------------ -------------------
Approximate net income under U.S. GAAP, as reported ..........    Ps         9,169.4            10,632.4
   Cease goodwill amortization................................                 965.7             2,239.4
                                                                     ------------------ -------------------
Adjusted net income under U.S. GAAP...........................    Ps        10,135.1            12,871.8
                                                                     ------------------ -------------------

Basic U.S. GAAP earnings per share............................    Ps            2.23                2.50
   Cease goodwill amortization................................                  0.24                0.52
                                                                     ------------------ -------------------
Adjusted basic U.S. GAAP earnings per share...................    Ps            2.47                3.02
                                                                     ----------------- -------------------

Diluted U.S. GAAP earnings per share..........................    Ps            2.19                2.44
   Cease goodwill amortization................................                  0.23                0.51
                                                                     ------------------ -------------------
Adjusted diluted U.S. GAAP earnings per share.................    Ps            2.42                2.95
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

In order to make the information comparable with the reported amounts of the Company in its financial statements under Mexican GAAP, the pro forma amounts presented in the table below corresponding to 2000, have been restated to constant pesos as of December 31, 2002, using the weighted average inflation index (see note 2B). The approximated amounts are as follows:

                                                                  Year Ended December 31, 2000
                                            --------------------------------------------------------------------------
                                                CEMEX as         CEMEX, Inc.         CEMEX, Inc.           CEMEX
                                                                                    ten-months pro
                                                                ten-months as     forma adjustments
                                              reported (1)       reported (2)            (3)             pro forma
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

     3.1) The anticipated interest expense of U.S.$88.5 million in 2000, resulting from the U.S.$1,328 million debt financing assumed in connection with CEMEX, Inc. acquisition, which was determined with a weighted average interest rate of 8%, representative of the borrowing conditions.

     3.2) The estimated amortization expense of U.S.$53.8 million in 2000, arising from the U.S.$1,161.9 million goodwill recorded in the acquisition, resulting from the allocation of the net purchase price of U.S.$2,720.3 million, including adjusting assets and liabilities to fair value at the date of the acquisition. The purchase price includes approximately U.S.$2,628.3 million to acquire 100% of the outstanding shares of common stock and approximately U.S.$48 million to liquidate stock options of CEMEX, Inc., while the remainder relates primarily to change of control payments, investment banking fees and other transaction costs.

     3.3) The additional estimated depreciation expense of U.S.$46.3 million in 2000 resulting from the revaluation of property, machinery and equipment.

     3.4) The income tax benefit at the statutory rate of U.S.$47.2 million in 2000 resulting from the additional depreciation and interest expense.

     3.5 The anticipated preferred dividends of U.S.$103.3 million in 2000 resulting from U.S.$1.5 billion preferred equity financing transaction used by CEMEX for the acquisition (see note 14F).

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

The condensed consolidated financial information is as follows:


Condensed consolidated balance sheets:
                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
            As of December 31, 2001                    CEMEX       Guarantors    non-guarantors eliminations    Consolidated
 ---------------------------------------------    ---------------------------------------------------------------------------
 Current assets............................... Ps     15,590.7        15,849.2       48,319.5     (56,543.2)        23,216.2
 Investment in affiliates.....................        17,995.1        67,294.7        9,938.7     (90,055.6)         5,172.9
 Other non-current assets.....................        57,519.1         1,133.0        5,903.5     (62,614.5)         1,941.1
 Property, machinery and equipment............         1,695.8        26,004.9       59,079.4       2,712.9         89,493.0
 Deferred charges.............................         4,574.1         5,983.9       72,341.8     (40,259.4)        42,640.4
                                                  -------------   -------------  -------------  -------------   -------------
    Total assets..............................        97,374.8       116,265.7      195,582.9    (246,759.8)       162,463.6
                                                  -------------   -------------  -------------  -------------   -------------
 Current liabilities..........................         8,953.9        23,824.5       26,618.6     (35,907.4)        23,489.6
 Long-term debt...............................        25,931.4           240.9        8,752.5       8,567.2         43,492.0
 Other non-current liabilities................           661.9        74,688.1       23,169.1     (84,638.7)        13,880.4
                                                  -------------   -------------  -------------  -------------   -------------
   Total liabilities..........................        35,547.2        98,753.5       58,540.2    (111,978.9)        80,862.0
                                                  -------------   -------------  -------------  -------------   -------------
 Majority interest stockholders' equity.......        61,827.6        17,512.2      117,753.1    (135,265.3)        61,827.6
                                                  -------------   -------------  -------------  -------------   -------------
   Minority interest..........................                                       19,289.6         484.4         19,774.0
                                                  -------------   -------------  -------------  -------------   -------------
 Stockholders' equity under Mexican GAAP......        61,827.6        17,512.2      137,042.7    (134,780.9)        81,601.6
                                                  -------------   -------------  -------------  -------------   -------------
 Total liabilities and stockholders' equity... Ps     97,374.8       116,265.7      195,582.9    (246,759.8)       162,463.6
                                                  =============   =============  =============  =============   =============

                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
           As of December 31, 2002                     CEMEX      Guarantors     non-guarantors Eliminations    Consolidated
---------------------------------------------     ---------------------------------------------------------------------------
Current assets............................... Ps      20,847.3       10,106.9        57,527.3     (68,212.7)        20,268.8
Investment in affiliates.....................         76,387.2       76,310.4         8,165.9    (155,053.7)         5,809.8
Other non-current assets.....................         17,082.2          491.7         1,329.3     (17,350.5)         1,552.7
Property, machinery and equipment............          1,689.3       27,537.7        63,666.0         144.3         93,037.3
Deferred charges.............................          6,012.4        6,027.6        80,268.9     (47,577.6)        44,731.3
                                                  -------------  -------------   -------------  -------------  --------------
   Total assets..............................        122,018.4      120,474.3       210,957.4    (288,050.2)       165,399.9
                                                  -------------  -------------   -------------  -------------  --------------
Current liabilities..........................         23,910.8        8,732.4        22,446.1     (24,426.1)        30,663.2
Long-term debt...............................         37,086.6            6.3        15,089.8      (6,781.7)        45,401.0
Other non-current liabilities................          1,395.0       49,539.0        17,214.5     (50,965.2)        17,183.3
                                                  -------------  -------------   -------------  -------------  --------------
  Total liabilities..........................         62,392.4       58,277.7        54,750.4     (82,173.0)        93,247.5
                                                  -------------  -------------   -------------  -------------  --------------
Majority interest stockholders' equity.......         59,626.0       62,196.6       141,950.2    (204,146.8)        59,626.0
                                                  -------------  -------------   -------------  -------------  --------------
  Minority interest..........................           -              -             14,256.8      (1,730.4)        12,526.4
                                                  -------------  -------------   -------------  -------------  --------------
Stockholders' equity under Mexican GAAP......         59,626.0       62,196.6       156,207.0    (205,877.2)        72,152.4
                                                  -------------  -------------   -------------  -------------  --------------
Total liabilities and stockholders' equity...   Ps   122,018.4      120,474.3       210,957.4    (288,050.2)       165,399.9
                                                  =============   =============  =============  =============   =============

Condensed consolidated income statements:

                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
      For the year ended December 31, 2000             CEMEX       Guarantors     non-guarantors Eliminations   Consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales.......................................    Ps       -            23,519.4       42,624.5      (7,708.8)        58,435.1
Operating income............................             (101.2)       6,323.7        6,305.2       4,665.8         17,193.5
Comprehensive financing result..............              110.0       (1,748.1)      (3,118.6)      2,949.8         (1,806.9)
Other income (expense), net.................            3,212.6         (872.3)        (883.4)     (3,892.7)        (2,435.8)
Income tax..................................              940.7         (133.7)      (2,624.0)       (197.2)        (2,014.2)
Equity in income of affiliates..............            6,227.0         (245.0)         103.4      (5,822.4)           263.0
                                                   -------------  -------------   ------------   ------------  -------------
Consolidated net income.....................           10,389.1        3,324.6         (217.4)     (2,296.7)        11,199.6
                                                   -------------  -------------   ------------   ------------  -------------
  Minority interest.........................             -              -              (759.8)      1,570.3            810.5
                                                   -------------  -------------   ------------   ------------  -------------
Majority net income.........................    Ps     10,389.1        3,324.6          542.4      (3,867.0)        10,389.1
                                                   =============   =============  =============  =============   =============



                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
      For the year ended December 31, 2001             CEMEX       Guarantors     non-guarantors eliminations   Consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales.......................................    Ps       -            21,865.0       52,477.2       (5,039.9)      69,302.3
Operating income............................              (86.7)       1,563.8        5,881.6        9,191.2       16,549.9
Comprehensive financing result..............               32.7        1,403.5        2,559.5       (1,346.3)       2,649.4
Other income (expense), net.................              105.4        2,006.5        3,255.9       (9,541.6)      (4,173.8)
Income tax..................................            1,337.3          583.7       (1,663.5)      (2,163.7)      (1,906.2)
Equity in income of affiliates..............           10,401.1        2,618.1          356.4      (13,170.4)         205.2
                                                   -------------  -------------   ------------   ------------  -------------
Consolidated net income.....................           11,789.8        8,175.6       10,389.9      (17,030.8)      13,324.5
                                                   -------------  -------------   ------------   ------------  -------------
  Minority interest.........................             -               -            1,144.3          390.4        1,534.7
                                                   -------------  -------------   ------------   ------------  -------------
Majority net income.........................    Ps     11,789.8        8,175.6        9,245.6      (17,421.2)      11,789.8
                                                   =============   =============  =============  =============   =============

                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
      For the year ended December 31, 2002             CEMEX       Guarantors     non-guarantors eliminations   Consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales.......................................    Ps       -           21,753.3       48,827.6       (2,663.4)       67,917.5
Operating income............................             (106.3)      3,209.7        5,428.0        5,070.6        13,602.0
Comprehensive financing result..............           (1,373.9)     (6,383.0)      (3,660.1)       7,998.2        (3,418.8)
Other income (expense), net.................              124.8        (328.3)       6,090.9       (9,928.1)       (4,040.7)
Income tax..................................            2,208.9      (1,249.2)      (1,254.4)        (381.4)         (676.1)
Equity in income of affiliates..............            4,546.9       1,596.0           (2.3)      (5,821.9)          318.7
                                                   -------------  -------------   ------------   ------------  -------------
Consolidated net income.....................            5,400.4      (3,154.8)       6,602.1       (3,062.6)        5,785.1
                                                   -------------  -------------   ------------   ------------  -------------
  Minority interest.........................             -              -               84.8          299.9           384.7
                                                   -------------  -------------   ------------   ------------  -------------
Majority net income.........................    Ps      5,400.4      (3,154.8)       6,517.3       (3,362.5)        5,400.4
                                                   =============  =============  =============   ============  =============


Condensed consolidated statements of changes in financial position:
                                                                                                 Adjustments
                                                                    Combined       Combined          and          CEMEX
     For the year ended December 31, 2000              CEMEX     Guarantors    non-guarantors   eliminations    Consolidated
----------------------------------------------    -------------------------------------------------------------------------
Operating activities:
Majority net income.........................   Ps     10,389.1      3,324.6          542.4        (3,867.0)       10,389.1
Non-cash items..............................          (6,680.3)       780.0        7,836.8         4,658.0         6,594.5
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........           3,708.8      4,104.6        8,379.2           791.0        16,983.6
Net change in working capital...............          (8,921.6)     4,478.3        6,022.1          (470.5)        1,108.3
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....          (5,212.8)     8,582.9       14,401.3           320.5        18,091.9

Financing activities:
Bank loans and notes payable, net...........           2,106.7       (778.6)      10,761.3        (1,060.8)       11,028.6
Dividends paid..............................          (2,386.2)       -             (511.5)          511.5        (2,386.2)
Issuance of common stock....................           2,243.1        -              -              -              2,243.1
Issuance of preferred stock by subsidiaries.            -             -           16,071.1          (340.2)       15,730.9
Others......................................            (169.3)      (822.5)        (478.6)       (3,351.8)       (4,822.2)
                                                  -------------------------------------------------------------------------
  Resources used in financing activities....           1,794.3     (1,601.1)      25,842.3        (4,241.3)       21,794.2

Investing activities:
Property, machinery and equipment, net......            -            (523.3)      (2,227.1)           58.2        (2,692.2)
Acquisitions, net of cash acquired..........          (9,402.9)    (4,016.8)     (18,338.0)        4,650.5       (27,107.2)
Dividends received..........................             511.6         -             -              (511.6)         -
Minority interest...........................            -              -          (5,627.7)          119.2        (5,508.5)
Deferred charges and others.................          12,304.3     (3,141.9)     (14,241.7)          270.4        (4,808.9)
                                                  -------------------------------------------------------------------------
  Resources used in investing activities....           3,413.0     (7,682.0)     (40,434.5)        4,586.7       (40,116.8)
  Change in cash and investments............              (5.5)      (700.2)        (190.9)          665.9          (230.7)
  Cash and investments initial balance......              66.0      2,528.5        2,900.6        (2,061.5)        3,433.6
                                                  -------------  -----------   ------------   -------------  --------------
  Cash and investments ending balance.......   Ps         60.5      1,828.3        2,709.7        (1,395.6)        3,202.9
                                                  =============  ===========   ============   =============  ==============




                                                                                                 Adjustments        CEMEX
                                                                    Combined       Combined          and
     For the year ended December 31, 2001              CEMEX     Guarantors    non-guarantors eliminations    Consolidated
----------------------------------------------    -------------------------------------------------------------------------
Operating activities:
Majority net income.........................   Ps     11,789.8      8,175.6        9,245.6       (17,421.2)       11,789.8
Non-cash items..............................         (10,415.2)    (1,737.3)       3,075.8        18,870.6         9,793.9
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........           1,374.6      6,438.3       12,321.4         1,449.4        21,583.7
Net change in working capital...............          (7,600.7)     5,955.5        2,213.1         1,474.6         2,042.5
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....          (6,226.1)    12,393.8       14,534.5         2,924.0        23,626.2

Financing activities:
Bank loans and notes payable, net...........           1,801.7        (55.9)     (15,070.1)        8,587.2        (4,737.1)
Dividends paid..............................          (3,049.2)       -            8,742.0        (8,742.0)       (3,049.2)
Issuance of common stock....................           3,014.1        -             -               -              3,014.1
Issuance of preferred stock by subsidiaries.                -         -           (6,369.9)         (215.4)       (6,585.3)
Others......................................             382.4     47,255.4       (9,451.4)      (40,802.3)       (2,615.9)
                                                  -------------------------------------------------------------------------
  Resources used in financing activities....           2,149.0     47,199.5      (22,149.4)      (41,172.5)      (13,973.4)

Investing activities:
Property, machinery and equipment, net......            -            (775.5)      (4,170.0)          564.9        (4,380.6)
Acquisitions, net of cash acquired..........          40,841.1    (60,290.2)     (21,951.5)       39,387.5        (2,013.1)
Minority interest...........................            -                 -          (98.8)           (3.4)         (102.2)
Deferred charges and others.................         (36,661.0)       696.6       33,406.9           485.8        (2,071.7)
                                                  -------------------------------------------------------------------------
  Resources used in investing activities....           4,180.1    (60,369.1)       7,186.6        40,434.8        (8,567.6)
  Change in cash and investments............             103.0       (775.8)        (428.3)        2,186.3         1,085.2
  Cash and investments initial balance......              60.5      1,828.3        2,709.7        (1,395.6)        3,202.9
                                                  -------------  -----------   ------------   -------------  --------------
  Cash and investments ending balance.......   Ps        163.5      1,052.5        2,281.4           790.7         4,288.1
                                                  =============  ===========   ============   =============  ==============

                                                                                                 Adjustments
                                                                    Combined       Combined          and          CEMEX
     For the year ended December 31, 2002              CEMEX     Guarantors    non-guarantors eliminations    Consolidated
----------------------------------------------    -------------------------------------------------------------------------
Operating activities:
Majority net income.........................   Ps      5,400.4     (3,154.8)        6,517.3       (3,362.5)        5,400.4
Non-cash items..............................          (5,631.2)     1,063.8        19,716.4       (7,252.3)        7,896.7
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........            (230.8)    (2,091.0)       26,233.7      (10,614.8)       13,297.1
Net change in working capital...............           1,089.9      5,032.4       (27,128.3)      24,977.6         3,971.6
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....             859.1      2,941.4          (894.6)      14,362.8        17,268.7
Financing activities:
Bank loans and notes payable, net...........           7,299.5         63.8        (5,068.2)          -            2,295.1
Dividends paid..............................          (3,394.1)    (2,171.5)            2.4        2,169.1        (3,394.1)
Issuance of common stock....................           3,157.4     51,460.6        14,502.1      (65,962.7)        3,157.4
Issuance of preferred stock by subsidiaries.            -             -            (4,191.5)          -           (4,191.5)
Others......................................             370.6    (51,632.3)       53,956.9           -            2,695.2
                                                  -------------------------------------------------------------------------
  Resources used in financing activities....           7,433.4     (2,279.4)       59,201.7      (63,793.6)          562.1
Investing activities:
Property, machinery and equipment, net......            -          (1,063.6)       (2,780.5)          -           (3,844.1)
Acquisitions, net of cash acquired..........         (63,299.0)    11,507.1           562.4       48,494.1        (2,735.4)
Dividends received..........................           2,169.1        -             -             (2,169.1)            -
Minority interest...........................            -             -            (2,959.9)          -           (2,959.9)
Deferred charges and others.................          53,042.0    (10,321.1)      (52,266.5)         714.9        (8,830.7)
                                                  -------------------------------------------------------------------------
  Resources used in investing activities....          (8,087.9)       122.4       (57,444.5)      47,039.9       (18,370.1)
  Change in cash and investments............             204.6        784.4           862.6       (2,390.9)         (539.3)
  Cash and investments initial balance......             163.5      1,052.5         2,281.4          790.7         4,288.1
                                                  -------------  -----------   ------------   -------------  --------------
  Cash and investments ending balance.......   Ps        368.1      1,836.9         3,144.0       (1,600.2)        3,748.8
                                                  -------------  -----------   ------------   -------------  --------------

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

Guarantors' Combined Balance Sheets:

                         December 31, 2001                                        Guarantors (Parent Company-only)
                                                                 -----------------------------------------------------------------
                                                                                                      Adjustments
                                                                                                          and          Combined
                             Assets                               CEMEX Mexico         ETM           eliminations     Guarantors
                             ------                              ----------------  --------------  --------------- ---------------
     Current Assets
     Cash and investments.................................    Ps          401.9          650.6            -               1,052.5
     Trade accounts receivable, net.......................              1,828.2           -               -               1,828.2
     Other receivables and other current assets...........              1,602.8        1,535.9            -               3,138.7
     Related parties receivables..........................              8,644.0       17,687.3        (17,845.7)          8,485.6
     Inventories..........................................              1,344.2           -               -               1,344.2
                                                                 ----------------  --------------  --------------- ---------------
        Total current assets..............................             13,821.1       19,873.8        (17,845.7)         15,849.2
                                                                 ----------------  --------------  --------------- ---------------
     Other Investments
     Investments in subsidiaries and affiliates...........             91,762.7       15,691.2        (40,159.2)         67,294.7
     Long-term related parties receivables................                841.6           -               -                 841.6
     Other investments....................................                155.4          136.0            -                 291.4
                                                                 ----------------  --------------  --------------- ---------------
        Total other investments...........................             92,759.7       15,827.2        (40,159.2)         68,427.7
                                                                 ----------------  --------------  --------------- ---------------
     Property, plant and equipment........................             26,004.9           -               -              26,004.9
                                                                 ----------------  --------------  --------------- ---------------
     Deferred Charges.....................................              1,973.5        4,814.0           (803.6)          5,983.9
                                                                 ----------------  --------------  --------------- ---------------
        Total Assets......................................     Ps     134,559.2       40,515.0        (58,808.5)        116,265.7
                                                                 ================  ==============  =============== ===============

               Liabilities and Stockholders' Equity
               ------------------------------------
     Current Liabilities
     Current maturities of long-term debt...................                5.1           -               -                   5.1
     Trade accounts payable.................................              382.0           -               -                 382.0
     Other accounts payable and accrued expenses.............           2,146.8          167.3            -               2,314.1
     Related parties payables...............................           38,803.5          165.3        (17,845.5)         21,123.3
                                                                 ----------------  --------------  --------------- ---------------
        Total current liabilities...........................           41,337.4          332.6        (17,845.5)         23,824.5
                                                                 ----------------  --------------  --------------- ---------------
      Total long-term debt..................................              240.9           -               -                 240.9
                                                                 ----------------  --------------  --------------- ---------------
     Other Noncurrent Liabilities
     Deferred income taxes..................................            6,361.3            -             (803.8)          5,557.5
     Others.................................................             -                23.2            -                  23.2
     Long-term related parties payables.....................           69,107.4            -              -              69,107.4
                                                                 ----------------  --------------  --------------- ---------------
        Total other noncurrent liabilities...................          75,468.7           23.2           (803.8)         74,688.1
                                                                 ----------------  --------------  --------------- ---------------
                          Total Liabilities                           117,047.0          355.8        (18,649.3)         98,753.5
                                                                 ----------------  --------------  --------------- ---------------
     Stockholders' equity....................................           9,336.6       38,583.6        (38,583.6)          9,336.6
     Net income..............................................           8,175.6        1,575.6         (1,575.6)          8,175.6
                                                                 ----------------  --------------  --------------- ---------------
        Total stockholders' equity...........................          17,512.2       40,159.2        (40,159.2)         17,512.2
                                                                 ----------------  --------------  --------------- ---------------
        Total Liabilities and Stockholders' Equity..........  Ps      134,559.2       40,515.0        (58,808.5)        116,265.7
                                                                ================  ==============  =============== ===============



Guarantors' Combined Balance Sheets:

                         December 31, 2002                                        Guarantors (Parent Company-only)
                                                                 -----------------------------------------------------------------
                                                                                                      Adjustments
                                                                                                          and          Combined
                             Assets                               CEMEX Mexico          ETM          eliminations     Guarantors
                             ------                              ----------------  --------------  --------------- ---------------
     Current Assets
     Cash and investments.................................    Ps        1,245.2          591.7            -             1,836.9
     Trade accounts receivable, net.......................                329.3            -              -               329.3
     Other receivables and other current assets...........                845.4          884.6          (49.2)          1,680.8
     Related parties receivables..........................              2,918.0        4,585.1       (2,781.7)          4,721.4
     Inventories..........................................              1,538.5            -              -             1,538.5
                                                                 ----------------  --------------  --------------- ---------------
        Total current assets..............................              6,876.4        6,061.4       (2,830.9)         10,106.9
                                                                 ----------------  --------------  --------------- ---------------
     Other Investments
     Investments in subsidiaries and affiliates...........             99,880.6       14,676.3      (38,246.5)         76,310.4
     Long-term related parties receivables................                289.9       13,563.5      (13,563.5)            289.9
     Other investments....................................                201.8            -              -               201.8
                                                                 ----------------  --------------  --------------- ---------------
        Total other investments...........................            100,372.3       28,239.8      (51,810.0)         76,802.1
                                                                 ----------------  --------------  --------------- ---------------
     Property, plant and equipment........................             27,537.7            -              -            27,537.7
                                                                 ----------------  --------------  --------------- ---------------
     Deferred Charges.....................................              2,039.8        4,072.6          (84.8)          6,027.6
                                                                 ----------------  --------------  --------------- ---------------
        Total Assets......................................    Ps      136,826.2       38,373.8      (54,725.7)        120,474.3
                                                                 ================  ==============  =============== ===============

                 Liabilities and Stockholders' Equity
                ------------------------------------
     Current Liabilities
     Current maturities of long-term debt.................                251.8            -              -               251.8
     Trade accounts payable...............................                391.6            -              -               391.6
     Other accounts payable and accrued expenses..........              1,208.3           75.8          (49.3)          1,234.8
     Related parties payables.............................              9,635.9            -         (2,781.7)          6,854.2
                                                                 ----------------  --------------  --------------- ---------------
        Total current liabilities.........................             11,487.6           75.8       (2,831.0)          8,732.4
                                                                 ----------------  --------------  --------------- ---------------
       Total long-term debt...............................                  6.3            -              -                 6.3
                                                                 ----------------  --------------  --------------- ---------------
     Other Noncurrent Liabilities
     Deferred income taxes................................              7,492.6            -            (84.8)          7,407.8
     Others...............................................                  -             51.5            -                51.5
     Long-term related parties payables...................             55,643.1            -        (13,563.4)         42,079.7
                                                                 ----------------  --------------  --------------- ---------------
        Total other noncurrent liabilities................             63,135.7           51.5       (13,648.2)        49,539.0
                                                                 ----------------  --------------  --------------- ---------------
        Total Liabilities.................................             74,629.6          127.3      (16,479.2)         58,277.7
                                                                 ----------------  --------------  --------------- ---------------
     Stockholders' equity.................................             65,351.4       39,514.2      (39,514.2)         65,351.4
     Net income...........................................             (3,154.8)      (1,267.7)       1,267.7          (3,154.8)
                                                                 ----------------  --------------  --------------- ---------------
        Total stockholders' equity........................             62,196.6       38,246.5      (38,246.5)         62,196.6
                                                                 ----------------  --------------  --------------- ---------------
        Total Liabilities and Stockholders' Equity........    Ps      136,826.2       38,373.8      (54,725.7)        120,474.3
                                                                 ================  ==============  =============== ===============


Guarantors' Combined Income Statements:
                                                                                  Guarantors (Parent Company-only)
                                                                  -----------------------------------------------------------
              For the year ended December 31, 2000                                                Adjustments
                                                                                                      and          Combined
                                                                   CEMEX Mexico        ETM       eliminations    Guarantors
                                                                  -------------  -------------   -------------  -------------
 Net sales................................................    Ps      23,519.4            -            -            23,519.4
 Cost of sales............................................           (10,279.4)           -            -           (10,279.4)
                                                                  -------------  -------------   -------------  -------------
    Gross profit..........................................            13,240.0            -            -            13,240.0
    Total operating expenses..............................            (6,915.7)          (0.6)         -            (6,916.3)
                                                                  -------------  -------------   -------------  -------------
      Operating income....................................             6,324.3           (0.6)         -             6,323.7
                                                                  -------------  -------------   -------------  -------------
      Net comprehensive financing result....................          (1,596.3)        (151.8)         -            (1,748.1)
                                                                  -------------  -------------   -------------  -------------
 Other income (expense), net................................            (966.9)          94.6          -              (872.3)
                                                                  -------------  -------------   -------------  -------------
 Income before IT, BAT, ESPS and equity in affiliates.......           3,761.1          (57.8)         -             3,703.3
                                                                  -------------  -------------   -------------  -------------
    Total IT, BAT and ESPS..................................            (86.8)         (46.9)          -              (133.7)
                                                                  -------------  -------------   -------------  -------------
    Income before equity in income of affiliates............          3,674.3         (104.7)          -             3,569.6
      Equity in income of affiliates........................           (349.7)         (27.5)        132.2            (245.0)
                                                                  -------------  -------------   -------------  -------------
    Net income..............................................  Ps      3,324.6         (132.2)       132.2           3,324.6
                                                                  =============   =============  =============  =============

                                                                                     Guarantors (Parent Company-only)

                                                                                                 Adjustments
                                                                                                      and         Combined
             For the year ended December 31, 2001                 CEMEX Mexico         ETM       eliminations    Guarantors
------------------------------------------------------------      -------------   -------------  -------------  -------------

Net sales..................................................    Ps     21,865.0          -              -            21,865.0
Cost of sales..............................................           (7,317.8)         -              -            (7,317.8)
                                                                  -------------   -------------  -------------  -------------
   Gross profit............................................           14,547.2          -              -            14,547.2
   Total operating expenses................................          (12,981.3)           (2.1)        -           (12,983.4)
                                                                  -------------   -------------  -------------  -------------
     Operating income......................................            1,565.9            (2.1)        -             1,563.8
                                                                  -------------   -------------  -------------  -------------
     Net comprehensive financing result....................              724.8           678.7         -             1,403.5
                                                                  -------------   -------------  -------------  -------------
Other income (expense), net................................            2,065.1           (58.6)        -             2,006.5
                                                                  -------------   -------------  -------------  -------------
Income before IT, BAT, ESPS and equity in affiliates.......            4,355.8           618.0         -             4,973.8
                                                                  -------------   -------------  -------------  -------------
   Total IT, BAT and ESPS..................................              743.1          (159.4)        -               583.7
                                                                  -------------   -------------  -------------  -------------
   Income before equity in income of affiliates............            5,098.9           458.6         -             5,557.5
     Equity in income of affiliates........................            3,076.7         1,117.0      (1,575.6)        2,618.1
                                                                  -------------   -------------  -------------  -------------
   Net income................................................  Ps      8,175.6         1,575.6      (1,575.6)        8,175.6
                                                                  =============   =============  =============  =============

                                                                               Guarantors (Parent Company-only)
                                                                  -----------------------------------------------------------
             For the year ended December 31, 2002                                                 Adjustments
                                                                                                      and          Combined
                                                                   CEMEX Mexico       ETM         eliminations    Guarantors
                                                                  -------------   -------------  -------------  -------------
Net sales..................................................    Ps    21,753.3            -             -           21,753.3
Cost of sales..............................................          (7,468.3)           -             -           (7,468.3)
                                                                  -------------   -------------  -------------  -------------
   Gross profit............................................          14,285.0            -             -           14,285.0
   Total operating expenses................................         (11,075.1)           (0.2)         -          (11,075.3)
                                                                  -------------   -------------  -------------  -------------
     Operating income......................................           3,209.9            (0.2)         -            3,209.7
                                                                  -------------   -------------  -------------  -------------
     Net comprehensive financing result.....................         (5,867.1)         (515.9)         -           (6,383.0)
                                                                  -------------   -------------  -------------  -------------
Other income (expense), net................................            (321.7)           (6.6)         -             (328.3)
                                                                  -------------   -------------  -------------  -------------
Income before IT, BAT, ESPS and equity in affiliates........         (2,978.9)         (522.7)         -           (3,501.6)
                                                                  -------------   -------------  -------------  -------------
   Total IT, BAT and ESPS...................................           (530.4)         (718.8)         -           (1,249.2)
                                                                  -------------   -------------  -------------  -------------
   Income before equity in income of affiliates.............         (3,509.3)       (1,241.5)         -           (4,750.8)
     Equity in income of affiliates.........................            354.5           (26.2)      1,267.7         1,596.0
                                                                  -------------   -------------  -------------  -------------
   Net income...............................................   Ps    (3,154.8)       (1,267.7)      1,267.7        (3,154.8)
                                                                  =============   =============  =============  =============


Guarantors' Combined Statements of Changes in Financial Position:

                                                                                Guarantors (Parent Company-only)
                                                                   ------------------------------------------------------------
                                                                                                  Adjustments
                                                                                                     and           Combined
               For the year ended December 31, 2000               CEMEX Mexico       ETM           eliminations    Guarantors
                                                                  -------------  --------------  -------------  --------------
     Operating activities
      Net income...............................................  Ps     3,324.6         (132.2)         132.2         3,324.6
      Charges to operations which did not require resources....         1,840.2          (15.7)      (1,044.5)          780.0
                                                                   --------------  -------------  -------------  --------------
      Resources provided by operating activities...............         5,164.8         (147.9)        (912.3)        4,104.6
         Net change in working capital.........................         5,155.5         (677.2)         -             4,478.3
                                                                  --------------  -------------  -------------  --------------
         Net resources provided by operating activities....            10,320.3         (825.1)        (912.3)        8,582.9
                                                                  --------------  -------------  -------------  --------------
     Financing activities
      Bank loans and notes payable, net.....................             (778.6)         -              -              (778.6)
      Dividends................................................           -            8,714.4       (8,714.4)          -
      Long-term related parties receivables and payables, net..         4,843.2          -           (4,843.2)          -
      Other noncurrent assets and liabilities, net.............           -             (822.5)         -              (822.5)
                                                                  --------------  -------------  -------------  --------------
      Resources used in financing activities...................         4,064.6        7,891.9      (13,557.6)       (1,601.1)
                                                                  --------------  -------------  -------------  --------------
     Investing activities
      Property, plant and equipment, net.......................          (523.3)         -              -              (523.3)
      Investments in subsidiaries and affiliates...............       (13,692.4)          48.8        9,626.8        (4,016.8)

      Deferred charges........................................           (164.5)         -              -              (164.5)
      Other investments.......................................           (254.6)      (7,565.9)       4,843.1        (2,977.4)
                                                                  --------------  -------------  -------------  --------------
         Resources used in investing activities...............        (14,634.8)      (7,517.1)      14,469.9        (7,682.0)
                                                                  --------------  -------------  -------------  --------------
         Change in cash and investments.......................           (249.9)        (450.3)                        (700.2)
         Cash and investments initial balance.................            752.9        1,775.6          -             2,528.5
                                                                  --------------  -------------  -------------  --------------
         Cash and investments ending balance.................. Ps         503.0        1,325.3          -             1,828.3
                                                                  ==============  =============  =============  ==============


                                                                                Guarantors (Parent Company-only)
                                                                   ------------------------------------------------------------
               For the year ended December 31, 2001                                               Adjustments
                                                                                                     and           Combined
                                                                  CEMEX Mexico        ETM         eliminations    Guarantors
                                                                  -------------  --------------  -------------  --------------
     Operating activities
      Net income...............................................  Ps     8,175.6        1,575.6       (1,575.6)        8,175.6
      Charges to operations which did not require resources....        (2,387.0)        (939.3)       1,589.0        (1,737.3)
                                                                  --------------  -------------  -------------  --------------
      Resources provided by operating activities...............         5,788.6          636.3           13.4         6,438.3
         Net change in working capital.........................        16,600.4      (10,684.9)          40.0         5,955.5
                                                                  --------------  -------------  -------------  --------------
         Net resources provided by operating activities....            22,389.0      (10,048.6)          53.4        12,393.8
                                                                  --------------  -------------  -------------  --------------
     Financing activities
     Bank loans and notes payable, net......................              (55.9)          40.0          (40.0)          (55.9)
     Dividends.................................................           -              -              -               -
     Long-term related parties receivables and payables, net...        39,325.8        8,072.4          -            47,398.2
     Other noncurrent assets and liabilities, net..............          (142.8)        (110.3)         110.3          (142.8)
                                                                  --------------  -------------  -------------  --------------
     Resources used in financing activities....................        39,127.1        8,002.1           70.3        47,199.5
                                                                  --------------  -------------  -------------  --------------
     Investing activities

     Property, plant and equipment, net..                                (775.5)         -              -              (775.5)
      Investments in subsidiaries and affiliates...............       (60,251.6)          71.7         (110.3)      (60,290.2)
      Deferred charges........................................           (434.7)          23.3          (13.4)         (424.8)
      Other investments.......................................           (155.4)       1,276.8          -             1,121.4
                                                                  --------------  -------------  -------------  --------------
         Resources used in investing activities................       (61,617.2)       1,371.8         (123.7)      (60,369.1)
                                                                  --------------  -------------  -------------  --------------
         Change in cash and investments.......................           (101.1)        (674.7)         -              (775.8)
         Cash and investments initial balance.................            503.0        1,325.3          -             1,828.3
                                                                  --------------  -------------  -------------  --------------
         Cash and investments ending balance.................. Ps         401.9          650.6          -             1,052.5
                                                                  ==============  =============  =============  ==============



Guarantors' Combined Statements of Changes in Financial Position:

                                                                                Guarantors (Parent Company-only)
                                                                   ------------------------------------------------------------
               For the year ended December 31, 2002                                              Adjustments
                                                                                                     and           Combined
                                                                  CEMEX Mexico        ETM         eliminations    Guarantors
                                                                  -------------  --------------  -------------  --------------
     Operating activities
      Net income...............................................  Ps   (3,154.8)      (1,267.7)       1,267.7        (3,154.8)
      Charges to operations which did not require resources....        1,551.7          779.8       (1,267.7)        1,063.8
                                                                  --------------  -------------  -------------  --------------
      Resources provided by operating activities...............       (1,603.1)        (487.9)           -          (2,091.0)
         Net change in working capital.........................        4,622.7          (25.2)         434.9         5,032.4
                                                                  --------------  -------------  -------------  --------------
         Net resources provided by operating activities........        3,019.6         (513.1)         434.9         2,941.4
                                                                  --------------  -------------  -------------  --------------
     Financing activities
     Bank loans and notes payable, net.........................           12.3           51.5            -              63.8
     Dividends.................................................       (2,171.5)           -              -          (2,171.5)
     Long-term related parties receivables and payables, net...      (51,632.3)           -              -         (51,632.3)
     Other noncurrent assets and liabilities, net..............       51,460.6            -              -          51,460.6
                                                                  --------------  -------------  -------------  --------------
     Resources used in financing activities....................       (2,330.9)          51.5            -          (2,279.4)
                                                                  --------------  -------------  -------------  --------------
     Investing activities
     Property, plant and equipment, net..                             (1,063.6)          -               -          (1,063.6)
      Investments in subsidiaries and affiliates...............      (10,372.9)         319.9           62.2        (9,990.8)
      Deferred charges.........................................         (212.5)         (16.9)        (100.9)         (330.3)
      Other investments........................................       11,803.6           99.7         (396.2)       11,507.1
                                                                  --------------  -------------  -------------  --------------
         Resources used in investing activities................          154.6          402.7         (434.9)          122.4
                                                                  --------------  -------------  -------------  --------------
         Change in cash and investments........................          843.3          (58.9)           -             784.4
         Cash and investments initial balance..................          401.9          650.6            -           1,052.5
                                                                  --------------  -------------  -------------  --------------
         Cash and investments ending balance...................  Ps    1,245.2          591.7            -           1,836.9
                                                                  ==============  =============  =============  ==============

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

                                                                                       2001
                                                        --------------------------------------------------------------------
                                                                    Assets                            Liabilities
                                                        --------------------------------    --------------------------------
                    Guarantors                           Short-Term         Long-Term       Short-Term         Long-Term
                                                        --------------    --------------    -------------    ---------------
Centro Distribuidor de Cemento, S.A. de C.V........  Ps        2,861.7           -                -                 -
CEMEX Concretos, S.A. de C.V.......................            2,511.5           -                -                 -
CEMEX Central, S.A. de C.V.........................            2,293.4           -                -                 -
Proveedora Mexicana de Materiales, S.A. de C.V.....              214.2           -                -                 -
Aviacion Comercial de America, S.A. de C.V.........              135.9           -                -                 -
Inversora en Cales, S.A. de C.V....................              127.4           -                -                 -
Impra Cafe, S.A. de C.V............................              113.2           -                -                 -
CEMEX, S.A. de C.V. ...............................                -             -             9,065.4             56,997.6
CEMEX International Finance Company ...............                -             -             7,011.8              4,631.9
Petrocemex, S.A. de C.V............................                -             -             1,790.2              2,903.7
Maquinas Industrias y Equipos, S.A. de C.V.........                -             -               683.5              -
Ultracril, S.A. de C.V.............................                -             -               578.5              -
CEMEX Internacional, S.A. de C.V...................                -             -               570.3              -
Inmobiliaria Rio la Silla, S.A. de C.V.............                -             -               482.8              -
Maquindustrias, S.A. de C.V........................                -             -               315.7              -
Turismo CEMEX, S.A. de C.V.........................                -             -               243.0              -
Landmark la Silla, S.A. de C.V. .....................              -           841.6              -                 -
CEMEX Trademarks Worldwide Ltd.....................                -             -                -                 3,171.2
Sunward Acquisitions N.V...........................                -             -                -                 1,403.0
Others.............................................              228.3           -               382.1              -
                                                        --------------    --------------    -------------    ---------------
                                                     Ps        8,485.6         841.6            21,123.3           69,107.4
                                                        --------------    --------------    -------------    ---------------

                                                                                       2002
                                                        --------------------------------------------------------------------
                                                                    Assets                            Liabilities
                                                        --------------------------------    --------------------------------
                    Guarantors                           Short-Term         Long-Term       Short-Term         Long-Term
                                                        --------------    --------------    -------------    ---------------
CEMEX, S.A. de C.V.................................  Ps       1,803.2            -                -                32,968.6
CEMEX Central, S.A. de C.V.........................             905.6            -                -                 -
CEMEX Concretos, S.A. de C.V.......................             471.0            -                -                 -
Impra Cafe, S.A. de C.V. ..........................             374.8            -                -                 -
Proveedora Mexicana de Materiales, S.A. de C.V.....             225.3            -                -                 -
Servicio CEMEX Mexico, S.A. de C.V. ...............             217.9            -                -                 -
Poveedora de Fibras Textiles, S.A. de C.V. ........             176.8            -                -                 -
Inversora en Cales, S.A. de C.V. ..................             171.4            -                -                 -
Carbonifera San Patricio, S.A. de C.V. ............              79.4            -                -                 -
Inmobiliaria Rio la Silla, S.A. de C.V.............              69.4          289.9              -                 -
Aviacion Comercial de America, S.A. de C.V. .......              34.5            -                -                 -
Centro Distribuidor de Cemento, S.A. de C.V. ......            -                 -                -                 6,361.1
CEMEX International Finance Company................            -                 -               4,662.6            -
Petrocemex, S.A. de C.V............................            -                 -                 682.0            2,750.0
CEMEX Internacional, S.A. de C.V...................            -                 -                 585.3            -
Turismo CEMEX, S.A. de C.V.. ........................          -                 -                 255.4            -
Neoris de Mexico, S.A. de C.V......................            -                 -                 215.2            -
MEXCEMENTO Holdings S.A. de C.V....................            -                 -                 109.0            -
Others.............................................              192.1           -                 344.7            -
                                                        --------------    --------------    -------------    ---------------
                                                        --------------    --------------    -------------    ---------------
                                                     Ps        4,721.4            289.9          6,854.2           42,079.7
                                                        --------------    --------------    -------------    ---------------


The principal transactions carried out with affiliated companies are:
                                                                                 December 31,
                                                                 ----------------------------------------------
                   Guarantors                                        2000             2001            2002
                                                                 -------------     ------------    ------------
Net sales.....................................................Ps      3,612.8          3,555.1          3,363.2
Purchases......................................................      (1,095.2)          (539.0)          (985.8)
Selling and administrative expenses ...........................      (5,080.6)        (9,161.3)        (7,197.2)
Financial expense..............................................      (3,396.7)        (5,957.7)        (4,275.3)
Financial income ............................................ .         145.5          1,072.2            576.9
Other expense, net .......................................... Ps         72.3            (69.9)           (56.6)
                                                                 -------------     ------------    ------------

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

                                                                                  Year ended December 31,
                                                                       --------------------------------------------
                                                                           2000            2001            2002
                                                                       -----------    ------------   --------------
Net income reported under Mexican GAAP...........................   Ps    3,324.6       8,175.6          (3,154.8)
Approximate U.S. GAAP adjustments:
1. Amortization of pushdown goodwill (see note A)................          (196.6)       (191.0)                -
2. Deferred income taxes and ESPS (see note B)...................          (323.2)     (1,217.8)          1,934.0
3. Other employees' benefits (see note C)........................           (25.3)         (4.8)            (13.5)
4. Inflation adjustment of machinery and equipment (see note D)..          (163.1)       (240.1)           (183.0)
5. Other U.S. GAAP adjustments (see note E)......................        (1,709.5)     (1,239.5)            303.0
6. Monetary position result (see note F).........................           614.7         222.9             494.3
                                                                       -----------    ------------   --------------
    Total approximate U.S. GAAP adjustments......................        (1,803.0)     (2,670.3)          2,534.8
                                                                       -----------    ------------   --------------
    Total approximate net income under U.S. GAAP.................   Ps    1,521.6       5,505.3            (620.0)
                                                                       -----------    ------------   --------------

                                                                                     Year ended December 31,
                                                                               -----------------------------------
                                                                                     2001                2002
                                                                               ----------------    ---------------
Total stockholders' equity under Mexican GAAP.............................   Ps      17,512.2          62,196.6
Approximate U.S. GAAP adjustments:
 1. Effect of pushdown of goodwill, net (see note A)......................            2,126.9           1,943.1
 2. Deferred income taxes and ESPS (see note B)...........................           (5,297.4)         (2,196.3)
 3. Other employees' benefits (see note C)................................             (159.8)           (164.7)
 4. Inflation adjustment for machinery and equipment (see note D).........            5,586.9           3,935.8
 5. Other U.S. GAAP adjustments (see note E)..............................           (7,417.5)         (6,160.4)
                                                                               ----------------    ---------------
     Total approximate U.S. GAAP adjustments..............................           (5,160.9)         (2,642.5)
                                                                               ----------------    ---------------
     Total approximate stockholders' equity under U.S. GAAP...............   Ps      12,351.3          59,554.1
                                                                               ----------------    ---------------

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

                                                                            Years ended December 31,
                                                                 -----------------------------------------------
                                                                     2000             2001            2002
                                                                 --------------  ---------------  --------------
 Net cash provided by operating activities.................. Ps        1,063.8        (2,336.9)        2,001.4
 Net cash provided by (used in) financing activities........          (1,645.9)          (25.4)        2,418.5
 Net cash used in investing activities......................             418.7         2,287.0        (3,555.4)
                                                                 --------------  ---------------  --------------

Net  cash flow from operating activities reflects cash payments for interests and income taxes as follows:

                                                                            Years ended December 31,
                                                                 -----------------------------------------------
                                                                     2000             2001            2002
                                                                 --------------  ---------------  --------------
 Interest paid.............................................. Ps          265.9             20.5         263.5
 Income taxes paid..........................................               3.4           -                -
                                                                 --------------  ---------------  --------------

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

Rafael Gomez Eng

Monterrey, N.L. Mexico
January 15, 2003

                                                                                                            SCHEDULE I



                                       CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                                                     Balance Sheets
                              (Millions of constant Mexican pesos as of December 31, 2002)


                                                                                            December 31,
                                                                                  ----------------- -- ---------------
     Assets                                                                             2001                 2002
                                                                                  -----------------    ---------------
Current Assets
   Cash and investments....................................................    Ps         163.5              368.1
   Other receivables (note 3)..............................................             1,482.9            1,082.0
   Related parties receivables (note 7)....................................            13,944.3           19,397.2
                                                                                  -----------------    ---------------
       Total current assets................................................            15,590.7           20,847.3
                                                                                  -----------------    ---------------

Investments and Noncurrent Receivables
   Investments in subsidiaries and affiliated companies ...................            17,995.1           76,387.2
   Other investments.......................................................                52.9               81.5
   Other noncurrent accounts receivable....................................               611.2              492.6
   Long-term related parties receivables (note 7)..........................            56,855.0           16,508.1
                                                                                   -----------------    ---------------
       Total investments and noncurrent receivables........................            75,514.2           93,469.4
                                                                                  -----------------    ---------------

                                                                                  -----------------    ---------------
Land and Buildings.........................................................             1,695.8            1,689.3
                                                                                  -----------------    ---------------
Deferred Charges (note 5)..................................................             4,574.1            6,012.4
                                                                                  -----------------    ---------------

       Total Assets........................................................    Ps      97,374.8          122,018.4
                                                                                 =================    ===============


     Liabilities and Stockholders' Equity
 Current Liabilities
   Bank loans (note 6).........................................................Ps         286.1              6,717.0
   Notes payable (note 6)......................................................         1,742.9              3,069.1
   Current maturities of long-term debt (note 6)...............................         4,357.5              5,415.4
   Other accounts payable and accrued expenses ................................           979.7              2,852.9
   Related parties payable (note 7)............................................         1,587.7              5,856.4
                                                                                  -----------------    ----------------
       Total current liabilities...............................................         8,953.9             23,910.8
                                                                                  -----------------    ----------------
Long-Term Debt (notes 6 and 7)
   Long-term debt..............................................................        22,058.4             20,542.9
   Long-term related parties payables..........................................         3,873.0             16,543.7
                                                                                  -----------------    ----------------
       Total long-term debt....................................................        25,931.4             37,086.6
       Other long-term liabilities.............................................           661.9              1,395.0
                                                                                  -----------------    ----------------
Total Liabilities..............................................................        35,547.2             62,392.4
                                                                                  -----------------    ----------------

                                                                                  -----------------    ----------------
Stockholders' Equity...........................................................        61,827.6             59,626.0
                                                                                  -----------------    ----------------

       Total Liabilities and Stockholders' Equity..............................Ps      97,374.8            122,018.4
                                                                                  =================    ================

                                    See accompanying notes to financial statements.


                                                                                                        SCHEDULE I (continued)


                                       CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                                                  Statements of Income
              (Millions of constant Mexican pesos as of December 31, 2002, except for earnings per share)

                                                                                   Years ended December 31,
                                                                          --------------- -- -------------- -- ---------------
                                                                               2000               2001               2002
                                                                          ---------------    --------------    ---------------
          Total revenues ..............................................Ps       9,123.6          12,561.3            5,009.0
       Administrative expenses.........................................          (101.2)            (86.7)            (106.3)
                                                                          ---------------    --------------    ---------------
          Operating income.............................................         9,022.4          12,474.6            4,902.7
                                                                          ---------------    --------------    ---------------

              Net comprehensive financing result.......................           110.0              32.7           (1,373.9)

       Other  income ( expense ), net..................................           316.0          (2,054.8)            (337.3)
                                                                          ---------------    --------------    ---------------

          Income before income taxes...................................         9,448.4          10,452.5            3,191.5

       Income tax benefit and business assets tax, net (note 8)........           940.7           1,337.3            2,208.9
                                                                          ---------------    --------------    ---------------

          Net income...................................................Ps      10,389.1          11,789.8            5,400.4
                                                                          ===============    ==============    ===============

          Basic earnings per share.....................................Ps           2.52              2.76               1.20
          Diluted earnings per share...................................Ps           2.51              2.74               1.20
                                                                          ===============    ==============    ===============

                                    See accompanying notes to financial statements.

                                                                                                     SCHEDULE I (continued)

                                       CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                                      Statements of Changes in Financial Position
                              (Millions of constant Mexican pesos as of December 31, 2002)


                                                                                          Years ended December 31,
                                                                           ---------------------------------------------------
                                                                                 2000              2001              2002
                                                                            ---------------   ---------------   ---------------
Operating activities
   Net income..........................................................  Ps    10,389.1          11,789.8           5,400.4
   Charges to operations which did not require resources (note 9)......        (6,680.3)        (10,415.2)         (5,631.2)
                                                                           ---------------   ---------------   ---------------
      Resources (used in) provided by operating activities............          3,708.8           1,374.6            (230.8)
   Net change in working capital.......................................        (8,921.6)         (7,600.7)          1,089.9
                                                                           --------------- - --------------- - ---------------
      Net resources provided by (used in) operating activities........         (5,212.8)         (6,226.1)            859.1
                                                                           --------------- - --------------- - ---------------

Financing activities
   Proceeds from bank loans (repayments), net.........................         (2,304.9)          6,806.6           3,218.6
   Notes payable......................................................          4,411.6          (5,004.9)          4,080.9
   Dividends paid.....................................................         (2,386.2)         (3,049.2)         (3,394.1)
   Issuance of common stock from reinvestment of dividends............          2,190.9           2,903.0           3,084.4
   Issuance of common stock under stock option plan...................             52.2             111.1              73.0
   Acquisition of shares under repurchase program.....................           (131.0)           (222.3)           (362.5)
   Other financing activities, net....................................            (38.3)            604.7             733.1
                                                                           ---------------   ---------------   ---------------
       Resources provided by financing activities.....................          1,794.3           2,149.0           7,433.4
                                                                           ---------------   ---------------   ---------------

Investing activities
   Long-term related parties receivables, net.........................         11,342.6         (37,163.2)         53,017.6
   Net change in investment in subsidiaries...........................         (9,402.9)         40,841.1         (63,299.0)
   Dividends received.................................................            511.6             -               2,169.1
   Deferred charges...................................................            961.7           1,113.4             (94.2)
   Other noncurrent accounts receivable...............................             -               (611.2)            118.6
                                                                           ---------------   ---------------   ---------------
       Resources (used in) provided by investing activities...........          3,413.0           4,180.1          (8,087.9)
                                                                           ---------------   ---------------   ---------------
       Increase (decrease) in cash and investments....................             (5.5)            103.0             204.6
       Cash and investments at beginning of year......................             66.0              60.5             163.5
                                                                           ---------------   ---------------   ---------------
       Cash and investments at end of year............................ Ps          60.5             163.5             368.1
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

B)   PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors for the Parent Company-only financial statements of prior periods were calculated based upon Mexican inflation.

                                                    2000        2001      2002
                                                  --------    --------   -------

Restatement factor using Mexican inflation......   1.0903      1.0456     1.0559
                                                  --------    --------   -------

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

3.       OTHER RECEIVABLES


As of December 31, 2001 and 2002, other current receivables consist of:
                                                                               2001                2002
                                                                         -----------------    ---------------
Non-trade receivables............................................     Ps          132.2              157.3
Refundable income tax............................................               1,260.0              650.2
Other refundable taxes...........................................                  90.7              274.5
                                                                         -----------------    ---------------
                                                                      Ps        1,482.9            1,082.0
                                                                         =================    ===============


4.       INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

As of December 31, 2001 and 2002, investments in subsidiaries and affiliated companies accounted for by the equity method, are summarized as follows:

                                                                               2001                2002
                                                                         -----------------    ---------------
Book value  at acquisition date...................................    Ps       8,350.5           63,790.4
Equity in income and other changes in stockholders' equity of
   subsidiaries and affiliated companies..........................             9,644.6           12,596.8
                                                                         -----------------    ---------------
                                                                      Ps      17,995.1           76,387.2
                                                                         =================    ===============


5.       DEFERRED CHARGES

As of December 31, 2001 and 2002, deferred charges are summarized as follows:

                                                                                    2001                 2002
                                                                               -----------------     --------------

   Goodwill..........................................................        Ps       1,942.2            1,935.6
   Deferred financing costs..........................................                   652.2              733.4
   Deferred income taxes.............................................                 2,279.9            3,571.5
   Others............................................................                 1,146.9            1,445.6
   Accumulated amortization..........................................                (1,447.1)          (1,673.7)
                                                                              -----------------     --------------
                                                                             Ps       4,574.1            6,012.4
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

The maturities of long-term debt as of December 31, 2002 are as follows:

                                             Parent
                                        ------------------
2004.............................    Ps        6,863.7
2005.............................              1,916.9
2006.............................              2,412.2
2007.............................              3,113.4
2008 and thereafter..............              6,236.7
                                        ------------------
                                     Ps       20,542.9
                                        ==================


In the Parent Company-only balance sheet at December 31, 2002, there were short-term debt transactions amounting to U.S.$ 100 million ($1,038.0), classified as long-term debt, due to the Company's ability and the intention to refinance such indebtedness with the available amounts of the committed long-term lines of credit.


7.       BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances receivable and payable with related parties as of December 31, 2001 and 2002 are:

                   Parent Company                                                    2001
                                                      -------------------------------------------------------------------
                                                                  Assets                           Liabilities
                                                      ------------------------------     --------------------------------
                                                        Short-Term        Long-Term        Short-Term         Long-Term
                                                      -------------     ------------     --------------     -------------
  CEMEX  Mexico, S.A. de C.V....................... Ps  12,984.3         56,855.0               -                 -
  Assiut Cement Company............................        323.1             -                  -                 -
  Centro Distribuidor de Cemento, S.A. de C.V......        594.9             -                  -                 -
  Sunbelt Trading, S.A. ...........................         41.0             -                  -                 -
  CEMEX Concretos, S.A. de C.V. ...................         -                -                 764.3              -
  Empresas Tolteca de Mexico, S.A. de C.V. ........         -                -                   1.6            3,873.0
  CEMEX Central, S.A. de C.V. .....................         -                -                 819.0              -
  Other............................................          1.0             -                   2.8              -
                                                      -------------     ------------     --------------     -------------
                                                   Ps   13,944.3         56,855.0            1,587.7            3,873.0
                                                      =============     ============     ==============     =============




                   Parent Company                                                    2002
                                                      -------------------------------------------------------------------
                                                                 Assets                            Liabilities
                                                      ------------------------------     --------------------------------
                                                        Short-Term        Long-Term        Short-Term         Long-Term
                                                      -------------     ------------     --------------     -------------
  CEMEX Mexico, S.A. de C.V........................  Ps  19,301.8         16,139.6              -                  -
  CEMEX International Finance Co...................                                            261.8           10,775.6
  CEMEX Trademarks Worldwide Ltd...................                                            150.2            5,768.1
  Empresas Tolteca de Mexico, S.A. de C.V. ........            -             -               4,273.9              -
  CEMEX Central, S.A. de C.V. .....................            -             -                 695.4              -
  Assiut Cement Company............................            -             -                 380.4              -
  International Investors  LLC.....................            -             368.5
  CEMEX Asia PTE. Ltd..............................            -             -                  71.1              -
  Centro Distribuidor de Cemento, S.A. de C.V......            -             -                  15.6              -
  Sunbelt Trading, S.A. ...........................          43.9            -                   -                -
  CEMEX Concretos, S.A. de C.V. ...................          23.1            -                   -                -
  PT CEMEX Indonesia ..............................          13.7
  Other.............................................         14.7            -                   8.0              -
                                                      -------------     ------------     --------------     -------------
                                                   Ps    19,397.2         16,508.1           5,856.4           16,543.7
                                                      =============     ============     ==============     =============

The main transactions carried out during the last three years with related parties are:

                                                                       2000              2001               2002
                                                                  ---------------    --------------    ----------------
  Rental income..............................................  Ps      310.0              290.7              277.4
  License fees...............................................        2,586.6            1,869.5              184.7
  Financial expense..........................................         (774.3)            (618.5)            (802.9)
  Financial income...........................................        2,443.4            4,773.8            3,112.3
  Dividends received.........................................          511.6                 -             2,169.1
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

The IT benefit, presented in the accompanying income statements, is summarized as follows:

                                                    2000               2001              2002
                                                --------------     -------------    -------------
Current income tax.......................    Ps      (441.6)             -                -
Received from subsidiaries...............             751.9              677.7           931.7
Deferred IT..............................             630.4              659.6         1,277.2
                                                --------------     -------------    -------------
                                             Ps       940.7            1,337.3         2,208.9
                                                ==============     =============    =============

Arising from its Mexican subsidiaries, the Company has accumulated IT loss carry forwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law:

      Year in which tax loss occurred       Amount of             Year of
                                           carryforwards         expiration
                                          ----------------    ----------------
1995.................................. Ps     1,754.4               2005
2000..................................          623.9               2010
2001..................................        4,110.8               2011
2002..................................        3,260.0               2012
                                          ----------------
                                       Ps     9,749.1
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

The recoverable BAT as of December 31, 2002 is as follows:

Year in which
BAT exceeded IT
                                  Amount of               Year of
                               carryforwards             expiration
                             -------------------      -----------------
1997....................  Ps          160.5                 2007
1999....................               57.9                 2009
                             -------------------
                          Ps          218.4
                             ===================

9.       ITEMS NOT AFFECTING CASH FLOWS

Items charged or credited to the results of operations, which did not generated the use of resources, are summarized as follows:

                                                                    2000             2001              2002
                                                               -------------    -------------     ------------
Depreciation of properties...................................           4.9              5.0              5.0
Amortization of deferred charges and credits, net............         172.1            640.5            187.9
Deferred income tax credited to results......................        (630.3)          (659.6)        (1,277.2)
Equity in income of subsidiaries and affiliates..............      (6,227.0)       (10,401.1)        (4,546.9)
                                                               -------------    -------------     ------------
                                                                   (6,680.3)       (10,415.2)        (5,631.2)
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

                                                                                                               SCHEDULE II


                                        CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                          December 31, 2000, 2001 and 2002
                            (Millions of constant Mexican pesos as of December 31, 2002)


Valuation and Qualifying Accounts as of December 31, 2000, 2001 and 2002, is as follows:


                                        Balance at         Charged to
                                        Beginning of       Costs and                                           Balance at
Description                             Period             Expenses         Deductions        Other(s)(1)    End of Period
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

(1) Amounts included in "Other(s)" primarily result from the effects of foreign currency translation and the inflation adjustment of the initial balance in the restatement to constant pesos as of the end of the same period.