Form 20-F
period 2003-12-31
CEMEX SA DE CV
filed 2004-05-11
CIK 1076378

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)
   |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

   |X|    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 2003

                                      OR

   |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______________ to _________________

   Commission file number 1-14946


                              CEMEX, S.A. de C.V.
-------------------------------------------------------------------------------
          (Exact name of the registrant as specified in its charter)


                          CEMEX MEXICO, S.A. de C.V.
                   EMPRESAS TOLTECA DE MEXICO, S.A. de C.V.
-------------------------------------------------------------------------------
          (Exact names of co-registrants and guarantors as specified in their respective charters)


                               CEMEX CORPORATION
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                           CEMEX MEXICO CORPORATION
                    EMPRESAS TOLTECA DE MEXICO CORPORATION
-------------------------------------------------------------------------------
      (Translation of co-registrants' and guarantors' names into English)


                             United Mexican States
-------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre,
                    Garza Garcia, Nuevo Leon, Mexico 66265
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                   Name of each exchange on
     Title of each class                               which registered

American Depositary Shares ("ADSs"),
each ADS representing five
   Ordinary Participation Certificates
   (Certificados de Participacion
   Ordinarios) ("CPOs"), each CPO
   representing two Series A shares
   and one Series B share                           New York Stock Exchange
-----------------------------------------       -------------------------------
American Depositary Warrants ("ADWs"),
   each ADW representing five
Appreciation Warrants (Titulos Opcionales)          New York Stock Exchange
-----------------------------------------      --------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                Not applicable
-------------------------------------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

 9.625% Notes due 2009 guaranteed by CEMEX Mexico, S.A. de C.V. and Empresas
                       Tolteca de Mexico, S.A. de C.V.
-------------------------------------------------------------------------------
                               (Title of Class)


    Guarantees of the 9.625% Notes due 2009 by CEMEX Mexico, S.A. de C.V.
                 and Empresas Tolteca de Mexico, S.A. de C.V.
-------------------------------------------------------------------------------
                               (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

       1,711,320,746 CPOs
       3,547,614,432 Series A shares (including Series A shares underlying CPOs) 1,773,807,216 Series B shares (including Series B shares underlying CPOs)

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

         Item 17 ___   Item 18   |X|

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----

                                    PART I

Item 1 -  Identity of Directors, Senior Management and Advisors..............2

Item 2 -  Offer Statistics and Expected Timetable............................2

Item 3 -  Key Information....................................................2
  Risk Factors...............................................................2
  Cautionary Statement Regarding Forward Looking Statements..................7
  Mexican Peso Exchange Rates................................................8
  Selected Consolidated Financial Information................................9

Item 4 -  Information on the Company........................................13
  Business Overview.........................................................13
  Our Production Process....................................................16
  User Base.................................................................16
  Our Business Strategy.....................................................16
  Our Corporate Structure...................................................19
  North America.............................................................20
  Europe, Asia and Africa...................................................27
  South America, Central America and the Caribbean..........................36
  Our Trading Operations....................................................46
  Regulatory Matters and Legal Proceedings..................................47

Item 5 -  Operating and Financial Review and Prospects......................54
  Critical Accounting Policies..............................................55
  Results of Operations.....................................................57
  Liquidity and Capital Resources...........................................73
  Research and Development, Patents and Licenses, etc.......................78
  Trend Information.........................................................79
  Summary of Material Contractual Obligations and Commercial Commitments....79
  Off-Balance Sheet Arrangements............................................81
  Qualitative and Quantitative Market Disclosure............................81
  Investments, Acquisitions and Divestitures................................86
  The Euro Conversion.......................................................87
  U.S. GAAP Reconciliation..................................................88
  Newly Issued Accounting Pronouncements Under U.S. GAAP....................88

Item 6 -  Directors, Senior Management and Employees........................90
  Senior Management and Directors...........................................90
  Board Practices...........................................................95
  Compensation of Our Directors and Members of Our Senior Management........95
  Employees.................................................................99
  Share Ownership..........................................................100

Item 7 -  Major Shareholders and Related Party Transactions................101
  Major Shareholders.......................................................101
  Related Party Transactions...............................................102

Item 8 -  Financial Information............................................103
  Consolidated Financial Statements and Other Financial Information........103
  Legal Proceedings........................................................103
  CEMEX Dividends..........................................................103
  Significant Changes......................................................104

Item 9 -  Offer and Listing................................................105
  Market Price Information.................................................105

Item 10 -  Additional Information..........................................106
  Articles of Association and By-laws......................................106
  Material Contracts.......................................................113
  Exchange Controls........................................................114
  Taxation.................................................................114
  Documents on Display.....................................................119

Item 11 -  Quantitative and Qualitative Disclosures About Market Risk......120

Item 12 -  Description of Securities Other than Equity Securities..........120

                                    PART II

Item 13 -  Defaults, Dividend Arrearages and Delinquencies.................121

Item 14 -  Material Modifications to the Rights of Security Holders
           and Use of Proceeds.............................................121

Item 15 -  Controls and Procedures.........................................121

Item 16A -  Audit Committee Financial Expert...............................121

Item 16B -  Code of Ethics.................................................121

Item 16C -  Principal Accountant Fees and Services.........................122

                                   PART III

Item 17 -  Financial Statements............................................123

Item 18 -  Financial Statements............................................123

Item 19 -  Exhibits........................................................123


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES ..................F-1

SCHEDULE I - Parent Company Only Financial Statements......................S-2

SCHEDULE II - Valuation and Qualifying Accounts............................S-11

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

                     PRESENTATION OF FINANCIAL INFORMATION

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which differ in significant respects from U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, all financial data presented below and, unless otherwise indicated, elsewhere in this annual report are stated in constant Pesos as of December 31, 2003. See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. Non-Peso amounts included in those statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable. Those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under Item 3 -- "Key Information -- Mexican Peso Exchange Rates" as of the relevant period or date, as applicable.

         References in this annual report to "U.S.$" and "Dollars" are to U.S. Dollars, references to "(euro)" are to Euros, references to "(Y)" are to Japanese Yen and, unless otherwise indicated, references to "Ps," "Mexican Pesos" and "Pesos" are to constant Mexican Pesos as of December 31, 2003. The Dollar amounts provided in the financial statements included in this annual report and, unless otherwise indicated, elsewhere in this annual report are translations of constant Peso amounts, at an exchange rate of Ps11.24 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2003. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. See Item 3 -- "Key Information -- Selected Consolidated Financial Information."

         The noon buying rate for Pesos on December 31, 2003 was Ps11.242 to U.S.$1.00 and on April 30, 2004 was Ps11.402 to U.S.$1.00.

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

                                    PART I

Item 1 -  Identity of Directors, Senior Management and Advisors
          -----------------------------------------------------

         Not applicable.


Item 2 -  Offer Statistics and Expected Timetable
          ---------------------------------------

         Not applicable.


Item 3 -  Key Information
          ---------------

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

         We have incurred and will continue to incur significant amounts of debt, which could have an adverse effect on the price of our Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs. Since the values of our appreciation warrants and American Depositary Warrants, or ADWs, are linked to the price of our CPOs and ADSs, their prices could also be adversely affected by our debt levels. Our indebtedness may have important consequences, including increased interest costs if we are unable to refinance existing indebtedness on satisfactory terms. In addition, the debt instruments governing a substantial portion of our indebtedness contain various covenants that require us to maintain financial ratios, restrict asset sales and restrict our ability to use the proceeds from a sale of assets. Consequently, our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities could be limited. As of December 31, 2003, we had outstanding debt equal to Ps65.9 billion (U.S.$5.9 billion), not including obligations under preferred stock transactions and under equity derivative transactions in our own stock and in stock of our subsidiaries.

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

         A substantial portion of our outstanding debt is denominated in Dollars and Yen. This debt, however, must be serviced by funds generated from sales by our subsidiaries. Currently, we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar and Yen denominated debt. Consequently, we have to use revenues generated in Pesos or other currencies to service our Dollar and Yen denominated debt. See Item 5 "Operating and Financial Review and Prospects--Qualitative and Quantitative Market Disclosure -- Interest Rate

Risk, Foreign Currency Risk and Equity Risk -- Foreign Currency Risk." A devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar or the Yen could adversely affect our ability to service our debt. During 2003, Mexico and Spain, our main non-U.S. Dollar denominated operations, generated approximately half of our sales (approximately 34% and 16%, respectively), before eliminations resulting from consolidation. In 2003, approximately 22% of our sales were generated in the United States, with the remaining 28% of our sales being generated in several countries, with a number of currencies also having material depreciations against the Dollar and the Yen. During 2003, the Peso depreciated 8.3% against the Dollar and depreciated 16.5% against the Yen, while the Euro appreciated 16.5% against the Dollar and appreciated 8.3% against the Yen.

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

         We have equity forward agreements in our own stock, which estimated fair value is linked to the market price of our CPOs or ADSs. As of December 31, 2003, the notional amount of our outstanding obligations under our equity forward contracts was approximately U.S.$1.1 billion, with an estimated fair value gain of U.S.$16.4 million. In addition to the estimated fair value gain of our equity forward agreements, a portion of which corresponds to the contracts designated as hedges of our stock option programs which are periodically recorded in our income statements, during 2003 we had gains amounting to approximately U.S.$19.5 million (Ps219.2 million) resulting from the net settlement in October 2003 of forward contracts entered into to cover our obligations under our appreciation warrants. See note 16A to our consolidated financial statements included elsewhere in this annual report. The increase in the estimated fair value of our outstanding equity forward contracts is due to an increase in the market price of our listed securities (ADSs and CPOs). Pursuant to the terms of our equity forward contracts, if the shares underlying our equity forward agreements suffer a substantial decrease in market value, we could be required to compensate for the decrease in market value. If we default in this obligation, the counterparties to our equity forward agreements have the option of either selling the underlying shares into the market or requiring us to repurchase the underlying shares.

         As stated above, if we default on the terms of our equity forward agreements, our counterparties may sell the shares underlying these agreements, which may:

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

         Our Mexican operations are subject to anti-dumping rulings by the U.S. Commerce Department which may limit our ability to export cement to the United States. Since April 1990, our exports of gray Portland cement and clinker to the United States from Mexico, which represented 3.8% of total sales volume of our Mexican operations in 2003, have been subject to U.S. anti-dumping duties. In addition, importers of gray Portland cement and clinker from Mexico, including our U.S. operations, have been required to pay substantial cash deposits to the U.S. Customs Service to secure the eventual payment of those duties.

We are disputing some tax claims an adverse resolution of which may result in a significant additional tax expense.

         We have received notices from the Mexican tax authorities of tax claims in respect of the tax years from 1992 through 1996 for an aggregate amount of approximately Ps4.9 billion, including interest and penalties through December 31, 2003. An adverse resolution of these claims could materially reduce our net income. See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings -- Tax Matters."

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

         In 2003, the largest percentage of our net sales (34%) and total assets (22%), at year-end, were in Mexico. If the Mexican economy experiences a recession or if Mexican inflation and interest rates increase significantly, our net income from our Mexican operations may decline materially because construction activity may decrease, which may lead to a decrease in sales of cement and ready-mix concrete. The Mexican government does not currently restrict the ability of Mexicans or others to convert Pesos to Dollars, or vice versa. The Mexican Central Bank has consistently made foreign currency available to Mexican private sector entities to meet their foreign currency obligations. Nevertheless, if shortages of foreign currency occur, the Mexican Central Bank may not continue its practice of making foreign currency available to private sector companies, and we may not be able to purchase the foreign currency we need to service our foreign currency obligations without substantial additional cost.

         We also have operations in the United States (22% of net sales and 18% of total assets in 2003), Spain (16% of net sales and 14% of total assets), Venezuela (4% of net sales and 3% of total assets), Central America and the Caribbean (8% of net sales and 5% of total assets), Colombia (3% of net sales and 3% of total assets), the Philippines (2% of net sales and 3% of total assets), other Asian countries, including Thailand (2% of total assets), and Egypt (2% of net sales and 2% of total assets). As in the case of Mexico, adverse economic conditions in any of these countries may produce a negative impact on our net income from our operations in that country.

         In recent years, Venezuela has experienced considerable volatility and depreciation of its currency, high interest rates, political instability and declining asset values. Additionally, Venezuela has experienced increased inflation, decreased gross domestic product and labor unrest, including a general strike. In response to this situation, and in an effort to shore up the economy and control inflation, Venezuelan authorities have imposed foreign exchange and price controls on specified products, including cement. Further economic stagnation in the private sector may result as a consequence of these market distortions and political unrest. These developments have had and may continue to have an impact on cement prices and an adverse effect on the construction sector in Venezuela, reducing demand for cement and ready-mix concrete, which may continue to affect our sales and net income adversely.

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

         We believe that Egypt also represents an important market for our future growth. Rising instability in the Middle East, however, has resulted from, among other things, civil unrest, extremism, the continued deterioration of Israeli-Palestinian relations and the recent war in Iraq. There can be no assurance that political turbulence in the Middle East will abate at any time in the near future or that neighboring countries, including Egypt, will not be drawn into the conflict. In Egypt, extremists have engaged in a sometimes violent campaign against the government in recent years. There can be no assurance that extremists will not escalate their opposition in Egypt or that the government will continue to be successful in maintaining the prevailing levels of domestic order and stability. Since 2000, the Egyptian government devalued the pound four times, and in January 2003, it decided to let the pound trade as a freely floating currency. Since that time, the Egyptian pound has depreciated significantly against the Dollar. Future depreciation of the Egyptian pound relative to other currencies could create additional inflationary pressures in Egypt by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, if the Egyptian pound were to appreciate against other currencies, this could dampen export-driven growth, thereby weakening the Egyptian economy and indirectly adversely affecting cement demand. The potential impact of the floating exchange rate system and of measures by the Egyptian government aimed at improving Egypt's investment climate is uncertain. The Egyptian Central Bank continues to monitor the exchange rate and reserves the right to intervene without notice. We still consider the depreciation of the Egyptian pound a significant risk to our results in Egypt. The overall lack of confidence in monetary policy and speculation with respect to the Egyptian pound during 2003 resulted in a 35% local currency depreciation against the U.S. Dollar, which in turned created inflationary pressures, fueled increases in commodity prices and caused an overall negative affect on GDP growth through reduced private spending. Weakened investor confidence as a result of currency instability as well as any of the other foregoing circumstances could have a material adverse effect on the political and economic stability of Egypt and consequently on our Egyptian operations.

         The September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon temporarily disrupted the trading markets in the United States and caused declines in major stock markets around the world. Since those attacks, there have been terrorist attacks in Indonesia and Spain and ongoing threats of future terrorist attacks in the United States and abroad. In response to these terrorist attacks and threats, the United States has instituted several anti-terrorism measures, most notably, the formation of the Office of Homeland Security, a formal declaration of war against terrorism and the recent war in Iraq. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, including the war in Iraq, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to further economic contraction in the United States or any other of our major markets. In the short-term, however, terrorist activity against the United States and the consequent response by the United States has contributed to the uncertainty of the stability of the United States economy as well as global capital markets. The current weakness of the United States economy has had, and may continue to have, an adverse effect on the private construction sector. In addition, the projected United States budget deficits may have an adverse effect on the public construction sector. Further economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

         On October 31, 2001, certain individuals purporting to represent the people of the Indonesian province of West Sumatra, in which the Padang plant of PT Semen Gresik (Persero) Tbk., or Gresik, is located, issued a declaration which stated that, commencing November 1, 2001, PT Semen Padang , or Semen Padang, the 99.99%-owned subsidiary of Gresik that owns and operates the Padang plant, was placed under the temporary control of the people of West Sumatra. The declaration ordered the management of Semen Padang to report to the local government of the West Sumatra Province, under the supervision of the People's Representative Assembly of West Sumatra, pending a "spin-off" of the Semen Padang subsidiary. On November 1, 2001, the People's Representative Assembly of West Sumatra issued a decision approving this declaration. We believe the provincial administration lacks legal authority to direct or interfere with the affairs of Semen Padang. Since the attempt by the West Sumatra provincial administration in November 2001 to arrogate to itself the management of Semen Padang, several groups opposed to any further sale of Indonesia's stock ownership in Gresik have threatened strikes and other actions that would affect our Indonesian operations. Further attempts to reassume control at Semen Padang, including shareholder-approved changes in management, have been met with resistance and lawsuits by various interest groups. The former management of Semen Padang refused to relinquish control until September 2003 when the newly-appointed management was finally permitted to enter the Padang Facility and assume control of Semen Padang. However, we believe that the newly-appointed management was admitted on condition that it encourage a spin-off of Semen Padang, and in October 2003, it explicitly agreed to do so.

         Gresik has experienced other ongoing difficulties at Semen Padang, including the effective loss of operational and financial control of Semen Padang, the inability to prepare consolidated financial statements that include Semen Padang's operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. After the failure of several attempts to reach a negotiated or mediated solution to these problems involving Gresik, on December 10, 2003, CEMEX Asia Holdings, Ltd., or CAH, our subsidiary through which we hold our interest in Gresik, filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. CAH is seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. ICSID has accepted and registered CAH's request for arbitration and issued a formal notice of registration on January 27, 2004. As a result of the registration, an Arbitral Tribunal will be established to hear the dispute. We cannot predict, however, what effect, if any, this action will have on our investment in Gresik or what the ruling of the Arbitral Tribunal will be.

You may be unable to enforce judgments against us

         You may be unable to enforce judgments against us. We are a stock corporation with variable capital, or sociedad anonima de capital variable, organized under the laws of Mexico. Substantially all our directors and officers and some of the experts named in this prospectus reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce judgments against them or against us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by Lic. Ramiro G. Villarreal, General Counsel of CEMEX, that it may not be possible to enforce, in original actions in Mexican courts, liabilities predicated solely on the U.S. federal securities laws and it may not be possible to enforce, in Mexican courts, judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.


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

Mexican Peso Exchange Rates

         Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de Mexico) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso appreciated against the Dollar by 3.9% in 1999, depreciated against the Dollar by 1.2% in 2000, appreciated against the Dollar by 4.7% in 2001, depreciated against the Dollar by 13% in 2002 and depreciated against the Dollar by 8.3% in 2003. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de Mexico, S.A., Grupo Financiero, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York. We cannot predict the value of the Peso or assure you that the Mexican government will not establish new exchange controls in the future.

         The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.


                                       CEMEX Accounting Rate                           Noon Buying Rate
                             ----------------------------------------      ------------------------------------------
                              End of                                        End of
Year ended December 31,       Period     Average(1)   High     Low          Period    Average(1)   High       Low
                              ------     ----------  ------   -------       ------    ----------  ------    ---------
1999.......................    9.510       9.547     10.607     9.263        9.480      9.562     10.600     9.240
2000.......................    9.620       9.461     10.098     9.189        9.618      9.459     10.087     9.183
2001.......................    9.170       9.332      9.988     8.954        9.156      9.337      9.972     8.946
2002.......................   10.380       9.755     10.350     9.016       10.425      9.664     10.425     9.000
2003.......................   11.240      10.840     11.385    10.101       11.242     10.846     11.406    10.113

Monthly (2003-2004)
    October................   11.000       --        11.310    11.002       11.055      --        11.318    10.969
    November...............   11.380       --        11.385    10.951       11.395      --        11.395    10.979
    December...............   11.240       --        11.370    11.142       11.242      --        11.406    11.173
    January................   11.080       --        11.134    10.822       11.012      --        11.097    10.805
    February...............   11.070       --        11.187    10.910       11.062      --        11.245    10.910
    March..................   11.120       --        11.230    10.931       11.183      --        11.229    10.918
    April..................   11.420       --        11.429    11.150       11.402      --        11.432    11.157


(1) The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.


         On April 30, 2004, the noon buying rate for Pesos was Ps11.402 to U.S.$1.00 and the CEMEX accounting rate was Ps 11.420 to U.S.$1.00.

         The Mexican government does not currently restrict the ability of Mexicans or others to convert Pesos to Dollars, or vice versa. The Mexican Central Bank has consistently made foreign currency available to Mexican private sector entities to meet their foreign currency obligations. Nevertheless, if renewed shortages of foreign currency occur, the Mexican Central Bank may not continue its practice of making foreign currency available to private sector companies and we may not be able to purchase the foreign currency we need to service our foreign currency obligations without substantial additional cost.

         For a discussion of the financial treatment of our operations conducted in other currencies, See Item 3 -- "Key Information -- Selected Consolidated Financial Information."

Selected Consolidated Financial Information

         The financial data set forth below as of and for each of the five years ended December 31, 2003 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2003, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included elsewhere in this annual report.

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, all financial data presented below and, unless otherwise indicated, elsewhere in this annual report are stated in constant Pesos as of December 31, 2003. See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

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

         Under Bulletin B-15 of the Mexican Institute of Public Accountants, each time we report results for the most recently completed period, the Pesos previously reported in prior periods should be adjusted to Pesos of constant purchasing power as of the most recent balance sheet by multiplying the previously reported Pesos by a weighted average inflation index. This index is calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion our assets in each country represent of our total assets. The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of December 31, 2003:

                                                            Cumulative Weighted
                                      Annual Weighted        Average Factor to
                                      Average Factor         December 31, 2003
                                   --------------------------------------------

1999.............................         1.0134                   1.2100

2000.............................         0.9900                   1.1940

2001.............................         1.0916                   1.2061

2002.............................         1.1049                   1.1049
--------------------------------------------------------------------------------

         The Dollar amounts provided below and, unless otherwise indicated, elsewhere in this annual report are translations of constant Peso amounts at an exchange rate of Ps11.24 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2003. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2003 was Ps11.242 to U.S.$1.00 and on April 30, 2004 was Ps11.402 to U.S.$1.00. From December 31, 2003 through April 30, 2004, the Peso depreciated by approximately 1.4% against the Dollar, based on the noon buying rate for Pesos.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                  Selected Consolidated Financial Information


                                                          As of and for the year ended December 31,
                                          --------------------------------------------------------------------------
                                            1999        2000         2001        2002         2003          2003
                                          ---------   ----------   ---------   ----------   ---------    -----------
                                                 (in millions of constant Pesos as of December 31, 2003 and
                                                   Dollars, except ratios and share and per share amounts)
Income Statement Information:
Net sales.............................    Ps 56,117   Ps 64,566    Ps 76,572   Ps  75,042   Ps 80,528      Ps  7,164
Cost of sales(1)......................      (31,266)    (36,078)     (43,070)     (41,925)    (46,422)        (4,130)
Gross profit..........................       24,851      28,488       33,502       33,117      34,106          3,034
Operating expenses....................       (8,154)     (9,489)     (15,216)     (18,088)    (17,750)        (1,579)
Operating income......................       16,697      18,999       18,286       15,029      16,356          1,455
Comprehensive financing income (cost),         (336)     (1,997)       2,927       (3,777)     (3,006)          (267)
net(2)................................
Other income (expense), net...........       (3,450)     (2,692)      (4,611)      (4,465)     (5,133)          (457)
Income before income tax, business
     assets tax, employees' statutory
     profit sharing and equity in income
     of affiliates....................       12,911      14,310       16,602        6,787       8,217            731
Minority interest(3)..................          655         896        1,696          425         342             30
Majority interest net income..........       11,304      11,479       13,027        5,967       7,067            629
Earnings per share(4)(5)..............         2.99        2.78         3.05         1.33        1.49           0.13
Dividends per share(4)(6) (7).........         0.62        0.72         0.77         0.80        0.78           0.07
Number of shares outstanding(4)(8)....        4,098       4,169        4,379        4,562       4,861          4,861

Balance Sheet Information:
Cash and temporary investments........        3,794       3,539        4,738        4,142       3,275            291
Net working capital investment(9).....        8,121      10,637       10,315        8,022       6,471            576
Property, machinery and equipment, net       80,453     103,772       98,881      102,797     104,143          9,265
Total assets..........................      137,903     181,024      179,506      182,750     180,017         16,016
Short-term debt.......................       11,973      34,021       11,365       15,980      14,938          1,329
Long-term debt........................       38,827      31,118       48,054       50,164      50,994          4,537
Minority interest(3)(10)..............       14,559      27,542       21,848       13,840       5,979            532
Stockholders' equity (excluding minority
     interest)(11)....................       60,234      60,318       68,314       65,881      70,072          6,234
Book value per share(4)(8)............        14.71       14.46        15.60        14.44       14.42           1.28

Other Financial Information:
Operating margin......................         29.8%       29.4%        23.9%        20.0%       20.3%          20.3%
EBITDA(12)............................       20,823      23,314       24,948       21,987      23,694          2,108
Ratio of EBITDA to interest expense,
     capital securities dividends and
     preferred equity dividends.......         3.50        4.00         4.39         5.23        5.27           5.27
Investment in property, machinery and
     equipment, net...................        3,089       4,575        5,649        4,863       4,427            394
Depreciation and amortization.........        5,039       5,617        8,767        8,776       9,271            825
Net resources provided by operating
     activities(13)...................       17,919      19,990       26,104       19,081      17,604          1,566
Basic earnings per CPO(4) (5).........         8.98        8.35         9.15         3.98        4.47           0.40



                                                             As of and for the year ended December 31,
                                                  -----------------------------------------------------------------
                                                      2001             2002             2003             2003
                                                  -------------    -------------    -------------    --------------
                                                     (in millions of constant Pesos as of December 31, 2003 and
                                                                 Dollars, except per share amounts)
U.S. GAAP(14):

Income Statement Information:
Majority net sales..........................       Ps   69,031       Ps  69,882       Ps  79,749        U.S.$7,095
Operating income............................            11,034           11,295           13,606             1,211
Majority net income.........................            11,044            5,867            8,274               736
Basic earnings per share....................              2.76             1.39             1.75              0.16
Diluted earnings per share..................              2.73             1.39             1.71              0.15
Balance Sheet Information:
Total assets................................           169,643          176,118          184,471            16,412
Total long-term debt........................            40,884           42,817           44,790             3,985
Shares subject to mandatory redemption (15).                --               --              742                66
Minority interest...........................             8,333            5,396            5,419               482
Other mezzanine items (15)..................            17,659           13,598               --                --
Total majority stockholders' equity.........            51,037           53,697           71,121             6,328

                                                                                     (footnotes on next page)



______________

(1)   Cost of sales includes depreciation.
(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, gain (loss) from valuation and liquidation of financial instruments, including derivatives and marketable securities, foreign exchange result, net and monetary position result. See Item 5 -"Operating and Financial Review and Prospects."
(3) In connection with an equity swap transaction involving 24.8% of the shares of our subsidiary, CEMEX Espana, S.A., the balance sheet item minority interest in 1999 includes the value of these shares as if owned by a third party. In September 2000, we terminated this transaction and repurchased the shares of CEMEX Espana. See Item 5 -"Operating and Financial Review and Prospects -Derivatives and Other Hedging Instruments."
(4) Our capital stock consists of series A shares and series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of December 31, 2003, approximately 96.5% of our outstanding share capital was represented by CPOs.
(5) Earnings per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 20 to the consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying each year's basic earnings per share by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican GAAP.
(6) Dividends declared at each year's annual shareholders' meeting are reflected as dividends of the preceding year.
(7) In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in constant Pesos as of December 31, 2003, were as follows: 2000, Ps1.83 per CPO (or Ps0.62 per share); 2001, Ps2.17 per CPO (or Ps0.72 per share); 2002, Ps2.31 per CPO (or Ps0.77 per share); and 2003, Ps2.40 per CPO (or Ps0.80 per share). As a result of dividend elections made by shareholders, in 2000, Ps312 million in cash was paid and approximately 59 million additional CPOs were issued in respect of dividends declared for the 1999 fiscal year; in 2001, Ps93 million in cash was paid and approximately 70 million additional CPOs were issued in respect of dividends declared for the 2000 fiscal year; in 2002, Ps257 million in cash was paid and approximately 64 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; and in 2003, Ps66.8 million in cash was paid and approximately 99 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year. For purposes of the table, dividends declared at each year's annual shareholders' meeting for each period are reflected as dividends for the preceding year. At our 2003 annual shareholders' meeting, which was held on April 29, 2004, our shareholders approved a dividend of Ps2.35 per CPO (Ps0.78 per share) for the 2003 fiscal year. Shareholders will be entitled to receive the dividend in either stock or cash consistent with our past practices.
(8) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(9) Net working capital investment equals trade receivables plus inventories less trade payables.
(10) In connection with a preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at December 31, 2000, 2001 and 2002 includes a notional amount of U.S.$1.5 billion (Ps16.9 billion), U.S.$900 million (Ps10.1 billion) and U.S.$650 million (Ps7.3 billion), respectively, of preferred equity issued in November 2000 by our Dutch subsidiary. In October 2003, in connection with the establishment of a new U.S.$1.15 billion senior unsecured term loan facility by our Dutch subsidiary, we redeemed all of the U.S.$650 million of preferred equity outstanding. The balance sheet item minority interest at December 31, 2003 includes an aggregate liquidation amount of U.S.$66 million (Ps742 million) of 9.66% Putable Capital Securities, which were initially issued by one of our subsidiaries in May 1998 in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. In addition, minority interest net income in 2003 includes preferred dividends in the amount of approximately U.S.$12.5 million (Ps140 million) and capital securities dividends in the amount of approximately U.S.$6.4 million (Ps72 million).
(11) In December 1999, we entered into forward contracts with a number of banks covering 21,000,000 ADSs. In December 2002, we agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts with the same banks on similar terms to the original forward transactions. Under the new forward contracts the banks retained the ADSs underlying the original forward contracts, which had increased to 24,008,313 ADSs as of the settlement date as a result of stock dividends and which further increased to 25,457,378 ADSs as a result of stock dividends through June 2003. As a result of this net settlement, we recognized in December 2002 a decrease of approximately U.S.$98.3 million (Ps1,104.9 million) in our stockholders' equity, arising from changes in the valuation of the ADSs. In October 2003, in connection with the non-dilutive equity offering by the banks of all of the ADS underlying those forward contracts, we agreed with the banks to settle those forward contracts for cash. As a result of the final settlement in October 2003, we recognized an increase of approximately U.S.$18.1 million (Ps203.4 million) in our stockholders' equity, arising from changes in the valuation of the ADSs from December 2002 through October 2003. During the life of these forward contracts, the underlying ADSs were considered to have been owned by the banks and the forward contracts were treated as equity transactions, and, therefore, changes in the fair value of the ADSs were not recorded until settlement of the forward contracts.
(12) EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of the our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income, which we consider to be the most comparable measure as determined under Mexican GAAP. We are not required to prepare a statement of cash flows under Mexican GAAP and therefore do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.


                                                             For the year ended December 31,
                                           ---------------------------------------------------------------------
                                             1999        2000        2001       2002       2003        2003
                                           ---------- ------------ ---------- ---------- ---------- ------------
                                           (in millions of constant Pesos as of December 31, 2003 and Dollars)

      Reconciliation of EBITDA to operating
        income


      EBITDA............................... Ps 20,823    Ps 23,314  Ps 24,948  Ps 21,987  Ps 23,694    US$ 2,108

      Less:
          Depreciation and amortization
           expense.........................     4,126        4,315      6,662      6,958      7,338          653
                                           ---------- ------------ ---------- ---------- ---------- ------------
      Operating income.....................    16,697       18,999     18,286     15,029     16,356        1,455
                                           ========== ============ ========== ========== ========== ============

(13) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions. In accordance with Mexican GAAP, operating activities include gain and loss from trading in marketable securities.

(14) We have restated the information at and for the years ended December 31, 2001 and 2002 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico. See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to CEMEX.
(15) For financial reporting under U.S. GAAP, until December 31, 2002, elements that did not meet either the definition of equity, or the definition of debt, were presented under a third group, commonly referred to as "mezzanine items." As of December 31, 2001 and 2002, these elements, as they relate to us, included our preferred equity described in note 10 above, our Putable Capital Securities described in note 10 above and our obligation under the forward contracts described in note 11 above. As of December 31, 2003, as a result of the adoption of the SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," these elements, which include our Putable Capital Securities described in note 10 above, are presented as a separate line item within liabilities. For a more detailed description of these elements, as they relate to us, see notes 14(E), 14(F) and 23(O) to our consolidated financial statements included elsewhere in this annual report.

Item 4 -  Information on the Company
          --------------------------

         Unless otherwise indicated, references in this annual report to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis.

Business Overview

         We are a stock corporation with variable capital, or sociedad anonima de capital variable, organized under the laws of the United Mexican States ("Mexico") with our principal executive offices in Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre, Garza Garcia, Nuevo Leon, Mexico 66265. Our main phone number is (011-5281) 8888-8888. CEMEX's agent for service, exclusively for actions brought by the Securities and Exchange Commission pursuant to the requirements of the United States Federal securities laws, is CEMEX, Inc., located at 840 Gessner Road, Suite 1400, Houston, Texas 77024.

         CEMEX was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At the 2002 annual shareholders' meeting, this period was extended to the year 2100. CEMEX's full legal and commercial name is CEMEX, S.A. de C.V.

         CEMEX is the third largest cement company in the world, based on installed capacity as of December 31, 2003 of approximately 81.5 million tons. We are one of the world's largest traders of cement and clinker, having traded over 9 million tons of cement and clinker in 2003. We are a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. We are a global cement manufacturer with operations in North, Central and South America, Europe, the Caribbean, Asia and Africa. As of December 31, 2003, we had worldwide assets of approximately Ps180.0 billion (U.S.$16.0 billion). On April 30, 2004, we had an equity market capitalization of approximately Ps108.7 billion (U.S.$9.5 billion).

         As of December 31, 2003, our main cement production facilities were located in Mexico, Spain, Venezuela, Colombia, the United States, Egypt, the Philippines, Thailand, Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico. As of December 31, 2003, our assets, cement plants and installed capacity, on an unconsolidated basis, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. It also includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

                                                                      As of December 31, 2003
                                                          ------------------------------------------------
                                                                                              Installed
                                                             Assets           Number          Capacity
                                                           (in billions          of          (millions
                                                            of constant        Cement         of tons
                                                              Pesos)           Plants        per annum)
                                                           ------------       --------       -----------
 North America
      Mexico..............................................   Ps  55.8               15            27.2
      United States.......................................       46.8               13            14.2
 Europe, Asia and Africa
      Spain...............................................       35.2                8            10.8
      Asia................................................       12.2                4            10.9
      Egypt...............................................        4.1                1             4.9
 South America, Central America and the Caribbean
      Venezuela...........................................        8.7                3             4.6
      Colombia............................................        7.6                5             4.8
      Central America and the Caribbean...................       12.2                5             4.1
 Cement and Clinker Trading Assets and Other Operations...       73.9               --              --


         In the above table, "Asia" includes our Asian subsidiaries, and, for purposes of the columns labeled "Assets" and "Installed Capacity," includes our 25.5% interest, as of December 31, 2003, in Gresik, an Indonesian cement producer. In addition to the three cement plants owned by our Asian subsidiaries, Gresik operated four cement plants with an installed capacity of
17.3 million tons, as of December 31, 2003. In the above table, "Central America and the Caribbean" includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and other assets in the Caribbean region. In the above table, "Cement and Clinker Trading Assets and Other Operations" includes in the column labeled "Assets" our 11.9% interest in Cementos Bio Bio, a Chilean cement producer having three cement plants with an installed capacity of approximately 2.25 million tons at December 31, 2003, and intercompany accounts receivable of CEMEX (the parent company only) in the amount of Ps35.3 billion, which would be eliminated if these assets were calculated on a consolidated basis.

         During the last decade, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following have been our most significant acquisitions over the last five years:

     o In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$99.7 million, subject to adjustments. Located in Dixon, Illinois, the single cement facility has an annual production capacity of 560,000 metric tons.

     o In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc., or PRCC. The aggregate value of the transaction was approximately U.S.$281.0 million, including approximately U.S.$100.8 million of assumed net debt.

     o On July 12, 2002, we purchased 25,429 shares of common stock (approximately 0.3% of the outstanding share capital) of CEMEX Asia Holdings, Ltd., or CAH, from a CAH investor for a purchase price of approximately U.S.$2.3 million, increasing our equity interest in CAH to 77.7%. CAH is a subsidiary originally created to co-invest with institutional investors in Asian cement operations. At the same time, we entered into agreements to purchase an additional 1,483,365 shares of CAH common stock (approximately 14.6% of the outstanding share capital) from several other CAH investors in exchange for 28,195,213 CEMEX CPOs (subject to anti-dilution adjustments), which exchange was originally scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. The exchange of 84,763 of these CAH shares took place in four quarterly tranches in 2003 as originally scheduled. In April 2003, we amended the terms of the July 12, 2002 agreements with respect to the remaining 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches during 2003, we agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004. On March 31, 2004, the exchange of the first tranche of 349,650 CAH shares took place as scheduled, and was settled on April 1, 2004. Notwithstanding the amendments, for accounting purposes, the CAH shares to be received by us in exchange for CEMEX CPOs are considered to be owned by us effective as of July 12, 2002. As a result of these transactions and pending their successful consummation, we will have increased our stake in CAH to 92.3%.

     o In May 2001, we acquired, through CAH, a 100% economic interest in Saraburi Cement Company Ltd., a cement company based in Thailand with an installed capacity of approximately 700,000 metric tons, for a total consideration of approximately U.S.$73 million. In July 2002, Saraburi Cement Company changed its legal name to CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand).

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

     o In April 1999, we acquired a 15.8% interest in Cementos del Pacifico, now CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, a Costa Rican cement producer. In September 1999, we increased our interest in CEMEX Costa Rica to 95.3%. As of December 31, 2003, we had increased our interest in CEMEX Costa Rica to approximately 98.4%.

     o In February 1999, we acquired a 99.9% economic interest in APO Cement Corporation, or APO, a Philippine cement producer. In September 1999, we contributed our interest in APO to CAH.

         For the year ended December 31, 2003, our net sales, before eliminations resulting from consolidation, were divided among the countries in which we operate as follows:

      United States           22%           Central America
      Mexico                  34%             and the Carribbean     8%
      Spain                   16%           Philippines              2%
      Venezuela                4%           Egypt                    2%
      Colombia                 3%           Others                   9%


For a description of a breakdown of total revenues by geographic markets for each of the years ended December 31, 2001, 2002 and 2003, please see Item 5 -- "Operating and Financial Review and Prospects."

Our Production Process

         Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Mortar is the mixture of cement with finely ground limestone used in some construction applications. Ready-mix concrete is the mixture of cement, aggregates such as sand and gravel and water.

         We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone in different proportions in a large storage area. The mix is usually dried by the application of heat in order to remove humidity acquired in the quarry. The crushed raw materials are fed in pre-established proportions, which vary depending on the type of cement to be produced, into a grinding process, which mixes the various materials more thoroughly and reduces them further in size in preparation for the kiln. In the kiln, the raw materials are calcined, or, processed at a very high temperature, to produce clinker. Clinker is the intermediate product used in the manufacture of cement obtained from the mixture of limestone and clay with iron oxide.

         There are two primary processes used to manufacture cement, the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2003, 47 of our 54 operative production plants used the dry process, five used the wet process and two used both processes. Three of the seven production plants that use the wet process are located in Venezuela. The remaining four production plants that use the wet process are located in Colombia, Nicaragua, and the Philippines. In the wet process, the raw materials are mixed with water to form slurry which is fed into the kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker. Finally, clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

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

         Develop new competitive advantages.

         We continue to focus on developing new competitive advantages that will differentiate us from our competitors, and we are strengthening our commercial and corporate brands in this highly competitive industry in an effort to further enhance the value of our products for our final customers. Our lower cost combined with our higher quality service has allowed us to make significant inroads in these areas.

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

         Strengthen our financial structure.

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

         Focus on attracting, retaining and developing a diverse, experienced and motivated management team.

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

Our Corporate Structure

         We are a holding company and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2003. The chart also shows, for each company, our approximate direct or indirect percentage equity or economic ownership interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include our intermediary holding companies and our operating company subsidiaries.



                               ----------------------
                              |       CEMEX,         |
                              |    S.A. de C.V.      |
                              |      (Mexico)        |
                               ----------------------
                                          |
                               ----------------------
                              |   CEMEX Mexico,     |
                              |   S.A. de C.V.      |
                              |     (Mexico)        |
                              |       100%          |
                               ---------------------
                                           |
                               ____________________________
                              |                            |
                      ----------------------     - ---------------------
                     |  Empresas Tolteca de |   | Centro Distributor de |
                     | Mexico, S.A. de C.V. |   | Cemento, S.A. de C.V. |
                     |       (Mexico)       |   |      (Mexico)         |
                     |         100%         |   |        100%           |
                      ----------------------      ---------------------
                                                           |
                                                 ----------------------
                                                |  CEMEX Espana, S.A.  |
                                                |    (Spain)           |
                                                |       99.5%          |
                                                 -----------------------
                                                           |
                    --------------------------             |          -------------------------
                   |    CEMEX Colombia, S.A. |             |         |        CEMEX Corp.      |
                   |      (Colombia)         |_______________________|      (United States)    |
                   |       98.2%(1)          |             |         |          100%           |
                    --------------------------             |          -------------------------
                                                           |                     |                 ---------------------
                                                           |                     |________________|      CEMEX, Inc.
                                                           |                                      |   (United States)
                                                           |                                      |       100%
                                                           |                                       ---------------------
                                                           |
                  --------------------------               |          --------------------------
                 |   Assiut Cement Company  |              |         |   CEMEX (Costa Rica), S.A.|
                 |        (Egypt)           | _______________________|       (Costa Rica)        |
                 |         95.8%            |              |         |          98.4%(2)         |
                  ---------------------------              |          --------------------------
                                                           |                     |                 -----------------------
                                                           |                     |________________| CEMEX Nicaragua, S.A. |
                                                           |                                      |    (Nicaragua)        |
                                                           |                                      |      100%             |
                                                           |                                       -----------------------
                  ---------------------------              |         ---------------------------
                 |  CEMEX Asia Holdings Ltd. |             |        | CEMEX Venezuela, S.A.C.A. |
                 |       (Singapore)         |______________________|        (Venezuela)        |
                 |        92.3%(3)           |             |        |           75.7%           |
                  ---------------------------              |         ---------------------------
                       |                       ----------------------                       |
                       |                      | Puerto Rican Cement  |                      |     ---------------------------
                       |                      |   Company, Inc.      |                      |    | Cementos Nacionales, S.A. |
                       |                      |    (Puerto Rico)     |                      |____|  (Dominican Republic)     |
                       |                      |        100%          |                      |    |          99.9%            |
                       |                       ----------------------                       |     ---------------------------
 -------------------   |   ---------------------------                                      |
|Solid Cement Corp. |  |  | CEMEX (Thailand) Co. Ltd. |                                     |
|  (Philippines)    |_____|       (Thailand)          |           ----------------------    |     -------------------------
|     100%(4)       |  |  |         100%(5)           |          | Cemento Bayano, S.A. |___|    |  Cementos Bio Bio, S.A. |
 --------------------  |   --------------------------            |     (Panama)         |   |____|        (Chile)          |
                       |                                         |       99.2%          |        |         11.9%           |
                       |                                          ----------------------          -------------------------
                       |
 ------------------    |   -----------------------
|   APO Cement     |   |  |      PT Semen Gresik  |
|  Corporation     |______|      (Persero) Tbk    |
|  (Philippines)   |      |       (Indonesia)     |
|   99.9%(5)       |      |         25.5%         |
 ------------------        -----------------------


(1)  Includes 98.2% of total shares and 99.3% of ordinary shares.
(2)  Formerly, Cementos del Pacifico, S.A.
(3) In July 2002, we entered into a transaction with several CEMEX Asia Holdings minority investors, which we amended in April 2003, pursuant to which we will increase our interest in CEMEX Asia Holdings to 92.3% through four quarterly share exchanges scheduled to take place in 2004. For accounting purposes, such increase was effective as of July 2002. See Item 5 - "Operating and Financial Review and Prospects - Investments, Acquisitions and Divestitures."
(4 )Formerly, Rizal Cement Co. Inc. Includes CEMEX Asia Holdings' 70% economicinterest and a 30% economic interest held by a wholly-owned subsidiary of CEMEX Espana, S.A.
(5)  Represents CEMEX Asia Holdings' economic interest.

North America

         As of and for the year ended December 31, 2003, North America, which includes our operations in Mexico and the United States, represented approximately 56% of our net sales, 50% of our total installed capacity and 40% of our total assets.

Our Mexican Operations

Overview

         Our Mexican operations represented approximately 34% of our net sales in 2003.

         At December 31, 2003, we owned or had economic rights to 100% of the outstanding capital stock of CEMEX Mexico. CEMEX Mexico is a direct subsidiary of CEMEX and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX Mexico, indirectly, is also the holding company for our international operations.

         At December 31, 2003, CEMEX Mexico owned approximately 100% of the outstanding capital stock of Empresas Tolteca de Mexico. Empresas Tolteca de Mexico is a holding company for some of our operating companies in Mexico.

         CEMEX Mexico and Empresas Tolteca de Mexico, together with their subsidiaries, account for substantially all the revenues and operating income of our Mexican operations.

         Since the early 1970s, we have pursued a growth strategy designed to strengthen our core operations and to expand our activities beyond our traditional market in northeastern Mexico. This strategy has transformed our Mexican operations from a regional participant into the leading Mexican cement manufacturer. The process was largely completed with our acquisition of Cementos Tolteca, S.A. de C.V. in 1989, which increased our installed capacity for cement production by 6.5 million tons. Since the Cementos Tolteca acquisition, we have added 7.0 million tons of installed capacity in Mexico through acquisitions, expansion, modernization and the construction of new plants. Our largest new construction project in Mexico in the 1990s was the Tepeaca plant, which began operations in 1995 and had an installed capacity as of December 31, 2003 of 3.3 million tons. During the second quarter of 2002, the production operations at our oldest plant (Hidalgo) were temporarily halted and remain suspended pending our review of the cost effectiveness of continued production operations at this plant. We do not presently foresee any significant capacity expansion in our Mexican operations in 2004.

         In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. By the end of 2003, 750 independent concessionaries with close to 2,100 stores were integrated into the Construrama program in more than 700 towns and cities throughout Mexico. By the end of 2004, we expect to have approximately 2,300 stores under the Construrama program.

The Mexican Cement Industry

         Cement in Mexico is sold principally through distributors with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients of concrete in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors typically account for around 75% of Mexico's demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that as much as 50% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

         Competition. As recently as the early 1970s, the Mexican cement industry was regionally fragmented. However, over the last 30 years, the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. As of December 31, 2003, according to publicly available information, the major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; and Lafarge.

         Potential entrants into the Mexican cement market face various impediments to entry including:

         o the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market;

         o the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement;

         o the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico's east and west coasts.

         o     the extensive capital investment requirements;

         o the length of time required for construction of new plants (approximately two years).


Our Mexican Operating Network


                               [MAP GRAPHIC OMITTED]



(1) In 2002, production operations at the Hidalgo cement plant were temporarily halted and remain suspended pending our review of the cost effectiveness of continued production operations at this plant.

         Currently, we operate 14 plants (not including Hidalgo) and 76 distribution centers 68 land terminals and 8 marine terminals) located throughout Mexico. We operate modern plants on Mexico's Atlantic and Pacific coasts, allowing us to take advantage of low-cost maritime transportation to the Asian, Caribbean, Central and South American and U.S. markets.

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

Products and Distribution Channels

         Our domestic cement sales represented approximately 96% in 2001, 97% in 2002 and 97% in 2003 of our total Mexican cement sales revenues.

         Cement. As a result of the retail nature of the Mexican market, our Mexican operations are not dependent on a limited number of large customers. In 2003, our Mexican operations sold approximately 73% of their cement sales volume through more than 5,900 distributors throughout the country, most of whom work on a regional basis. The five most important distributors in the aggregate accounted for approximately 4% of our Mexican operations' total sales by volume for 2003.

         The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk in the commodity market. We own the registered trademarks for our major brands in Mexico, such as "Monterrey," "Tolteca" and "Anahuac." We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. Our domestic cement sales volumes decreased 7% in 2001, increased 4% in 2002 and 4% in 2003. In addition, we own the registered trademark for the "Construrama" brand name for construction material stores. See "Our Mexican Operations - Overview" above for a description of our recently launched Construrama program.

         Ready-Mix Concrete. Ready-mix concrete sales volumes by our Mexican operations decreased 3% in 2001, increased 10% in 2002 and 13% in 2003. Although traditionally ready-mix concrete has not been an important product in Mexico because of the availability of low-cost labor and the relatively small size of private sector construction projects, for the year ended December 31, 2003, ready-mix concrete sales represented 12% of our Mexican operations' total cement sales volume.

         Demand for ready-mix concrete in Mexico depends on various factors over which we have no control. These include the overall rate of growth of the Mexican economy and plans of the Mexican government regarding major infrastructure and housing projects.

         Exports. Our Mexican operations export a portion of their cement production. Exports of cement and clinker by our Mexican operations decreased 10% in 2001, 25% in 2002 and 24% in 2003. In 2003, approximately 71% of our exports from Mexico were to the United States, 28% to Central America and the Caribbean and 1% to South America.

         Our Mexican operations' cement and clinker exports to the U.S. are marketed through wholly-owned subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm's-length basis. Imports of cement and clinker into the U.S. from Mexico are subject to anti-dumping duties. See "Regulatory Matters and Legal Proceedings -- U.S. Anti-Dumping Rulings -- Mexico" below.

Production Costs

         Our Mexican operations' cement plants primarily utilize pet coke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with Petroleos Mexicanos, or Pemex, pursuant to which Pemex agreed to supply us with 1,750,000 tons of pet coke per year, 850,000 tons per year commencing in 2002 with respect to the first contract and 900,000 tons per year commencing in 2003 with respect to the second contract. Pet coke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. We expect the Pemex pet coke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of pet coke throughout their 20-year terms. In addition, since 1992, our Mexican operations have begun to use alternate fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternate fuels represented 1.8% (based on a yearly average) of the total fuel consumption for our Mexican operations in 2003, and we expect to increase it to around 4% during 2004.

         In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. requiring Alstom and Sithe to finance, build and operate "Termoelectrica del Golfo," a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. The total cost of the project is approximately U.S.$360 million. Pursuant to the agreement, we are obligated to purchase the full electric capacity generated by the power plant during the 20-year period. We are also obligated to supply Alstom and Sithe with 1,200,000 tons of pet coke per year for the 20-year period for the consumption of this power plant and another power plant built and operated by Alstom and Sithe for Penoles, a Mexican mining company. We expect to meet our pet coke delivery requirements to Alstom and Sithe through several pet coke supply agreements, including our pet coke supply contract with Pemex. Pursuant to the agreement, we may be obligated to purchase the Termoelectrica del Golfo plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility, and upon termination of the 20 year period, we will have the right to purchase the assets of the power plant. We expect this arrangement to reduce the volatility of our energy costs and to provide approximately 80% of CEMEX Mexico's electricity needs. The power plant commenced commercial operations on April 29, 2004.

         We have from time to time purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See Item 5 -- "Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

Description of Properties, Plants and Equipment

         As of December 31, 2003, we operated 14 wholly-owned cement plants (not including Hidalgo) located throughout Mexico, with a total installed capacity of 27.2 million tons per year. Our Mexican operations' most significant gray cement plants are the Huichapan, Tepeaca and Barrientos plants, which serve the central region of Mexico, the Monterrey, Valles and Torreon plants, which serve the northern region of Mexico, and the Guadalajara and Yaqui plants, which serve the Pacific region of Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that these limestone and clay reserves have an average life of more than 60 years, assuming 2003 production levels. As of December 31, 2003, all our production plants in Mexico utilized the dry process.

         As of December 31, 2003, we had a network of 68 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities and eight marine terminals. In addition, we had 211 ready-mix concrete plants throughout 74 cities in Mexico and 1,367 ready-mix concrete delivery trucks.

Capital Investments

         We made capital expenditures of approximately U.S.$109.4 million in 2003 in our Mexican operations. We currently expect to make capital expenditures of approximately U.S.$79.0 million during 2004.

Our U.S. Operations

Overview

         Our U.S. operations represented approximately 22% of our net sales in 2003. As of December 31, 2003, we had a cement manufacturing capacity of approximately 14.2 million metric tons per year in our United States operations, including nearly 600,000 metric tons in proportional interests through minority holdings.

         As of December 31, 2003, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Illinois, Kentucky, Michigan, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also had 53 rail or water served active cement distribution terminals in the United States and one in Canada. We also market ready-mix concrete products in four of our largest cement markets, California, Arizona, Texas, and Florida, and mine, process and sell construction aggregates in these four states as well. In addition, with the acquisition of Mineral Resource Technologies, Inc. in August 2003 through an indirect subsidiary, CEMEX, Inc. has achieved a competitive position in the growing fly ash market. Fly ash is a material having the properties of cement that is used in the production of high-quality concrete. Mineral Resource Technologies, Inc. is one of the four largest fly ash companies in the United States, providing fly ash to customers in 26 states.

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

         Aggregates are widely used throughout the U.S. for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the U.S. Geological Survey, in 2003, approximately 4,000 companies operated approximately 6,400 quarries and pits.

Our United States Operating Network



                               [MAP GRAPHIC OMITTED]




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

         Cement. Our cement operations represented approximately 62% of our 2003 U.S. operations revenues. Our U.S. operations sales volumes increased 183% in 2001, mainly as a result of our acquisition of Southdown, now named CEMEX, Inc., decreased 5.3% in 2002 due to the economic downturn in the United States, and increased 2% in 2003 due to strong demand from the public works sector, in particular street and highway construction, and the residential sector during the second half of 2003.

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

         Cement demand has recently been much less vulnerable to a downturn than in previous cycles due to increased public infrastructure spending. In 2003, according to our estimates, public infrastructure spending accounted for approximately 50% of the total cement consumption in the U.S. Strong cement demand over the past decade has driven industry capacity utilization up to maximum levels. According to the Portland Cement Association, domestic capacity utilization reached 95.5% in 2001, 93.3% in 2002 and 90.7% in the first 10 months of 2003.

         Ready-Mix Concrete. Concrete operations represented approximately 27% of our 2003 revenues in the U.S. We have ready-mix operations in California, Arizona, Texas and Florida. Our concrete operations in those states purchase most of their cement requirements from our cement operations in the U.S.

         Aggregates. Our construction aggregates operations include mining, processing and selling construction aggregates in California, Arizona, Texas and Florida. Aggregates operations represented approximately 6% of our 2003 U.S. revenues. At 2003 production levels, it is anticipated that over 80% of our construction aggregates reserves in the U.S. will last from 10 years to more than 50 years.

Production Costs

         The largest cost components of our plants are electricity and fuel, which accounted for approximately 34% of CEMEX, Inc.'s total production costs in 2003. CEMEX, Inc. is currently implementing an alternative fuels program to gradually replace coal with more economic fuels such as petcoke and tires, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and become less vulnerable to potential price spikes. In 2003, the use of alternative fuels offset the effect on our fuel costs of a significant increase in coal prices. Power costs in 2003 represented approximately 18% of the cash manufacturing cost, which represents production cost before depreciation. We have improved the efficiency of CEMEX, Inc.'s electricity usage, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment

         As of December 31, 2003, we operated 13 cement manufacturing plants in the U.S., with a total installed capacity of 14.2 million metric tons per year, including nearly 600,000 metric tons in proportional interests through minority holdings. All our cement production facilities are wholly owned except for the Balcones plant, which is leased, and the Louisville plant and Pittsburgh terminal. The Louisville and Pittsburgh facilities are owned by Kosmos Cement Company, a joint venture in which CEMEX, Inc. owns 75% and a subsidiary of Dyckerhoff AG owns 25% of the interests.

         During the fourth quarter of 2001, we substantially completed a capacity expansion project at our Victorville manufacturing facility, which resulted in a net capacity increase of approximately one million metric tons per year.

         In September 2003, an indirect subsidiary of CEMEX, Inc. acquired a cement plant in Dixon, Illinois. The Dixon plant has a production capacity of 560,000 metric tons per year and serves Illinois and Wisconsin as its main markets.

         As of December 31, 2003, we operated a distribution network of 86 ready-mix concrete plants, 54 cement terminals, five of which are deep-water terminals, and 23 aggregate locations throughout the U.S. Also, we distributed fly ash through 10 stand-alone terminals and 10 third-party-owned utility plants. The latter operate both as sources of fly ash and distribution terminals.

Capital Investment

         We made capital expenditures of approximately U.S.$179.5 million in 2001, U.S.$95.9 million in 2002 and U.S.$96.6 million in 2003 in our U.S. operations. We currently expect to make capital expenditures in our U.S. operations of approximately U.S.$79.8 million during 2004.

Europe, Asia and Africa

         As of December 31, 2003, our business in Europe, Asia and Africa, which included our majority-owned operations in Spain, the Philippines, Thailand and Egypt, as well as our minority interests in Indonesia and other Asian investments, represented approximately 20% of our net sales, 32% of our total installed capacity and 21% of our total assets.

Our Spanish Operations

Overview

         Our Spanish operations represented approximately 16% of our net sales in 2003. We conduct our Spanish operations through our operating subsidiary CEMEX Espana, S.A. or CEMEX Espana. CEMEX Espana is also a holding company for most of our international operations. Our cement activities are conducted by CEMEX Espana itself and Cementos Especiales de las Islas, S.A. a joint venture 50% owned by Cemex Espana. Our ready-mix concrete activities and our aggregates activities are conducted by Hormicemex, S.A. and Aricemex S.A., respectively.

The Spanish Cement Industry

         In 2003, the construction sector of the Spanish economy grew 3.7%, primarily as a result of the growth of construction in the residential sector of the Spanish economy. Cement consumption in Spain increased approximately 9.7% in 2001, 4.7% in 2002 and 4.4% in 2003. Our domestic cement and clinker sales volumes in Spain increased approximately 4.1% in 2001, 2.5% in 2002 and 4.5% in 2003.

         During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand. Cement imports increased 22.2% in 2001 and 5.5% in 2002 but decreased 25% in 2003. Clinker imports have demonstrated an intense dynamism, with increases of 43.6% in 2001, 18.2% in 2002 and 25.6% in 2003. Imports primarily had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets. Nonetheless, sales from imports have been increasing in the center of Spain.

         In the past, Spain has traditionally been one of the leading exporters of cement in the world exporting up to 6 million tons per year. Nevertheless, exports of producers in Spain have been reduced in recent years to 1.2 million tons in 2003 to meet strong domestic demand. Our Spanish operations' cement and clinker export volumes decreased 42% in 2001, increased 5% in 2002 and decreased 21% in 2003.

         Competition.

         In 2003, the world's second largest producer, the Holcim group of Switzerland, bought a cement plant of 0.75 million tons of total cement capacity in the center of Spain from Dyckehoff group, a German company. According to the Asociaciun de Fabricantes de Cemento de Espana, or OFICEMEN, the Spanish cement trade organization, as of December 31, 2003, approximately 60% of installed capacity for production of cement in Spain was owned by five multinational groups, including CEMEX.

         Competition in the ready-mix concrete industry is particularly intense in large urban areas. Our subsidiary Hormicemex has achieved a sizable market presence in areas such as Baleares, Canarias, Levante and Aragon. In other areas, such as the central and Cataluna regions, our market share is smaller due to greater competition in the relatively larger urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry has led to weak pricing, which, in turn, has affected Hormicemex's profitability. Despite this fact, the distribution of ready-mix concrete remains a key component of CEMEX Espana's business strategy.

         OFICEMEN reported that, based on 2003 sales, CEMEX Espana had a market share of 22.2% in gray and white cement, making us the leader in the Spanish cement industry. We believe that we maintain this leading market position because of our customer service and our geographic diversification, which includes extensive distribution channels that enable us to cope with downturns in demand more effectively than many of our competitors because we are able to shift our production to serve areas with the strongest demand and prices.

Our Spanish Operating Network

                               [MAP GRAPHIC OMITTED]


         Products and Distribution Channels. CEMEX Espana offers various types of cement, targeting specific products to specific markets and users. In 2003, approximately 17% of CEMEX Espana's domestic sales volumes consisted of bagged cement through distributors, and the remainder of CEMEX Espana's domestic sales volumes consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX Espana's own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

         Exports. In general, despite increases in domestic demand in recent years, we have been able to export excess capacity through collaboration between CEMEX Espana and our trading network. Export prices, however, are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2003, 90% consisted of white cement and 10% consisted of gray cement. In 2003, 61% of our exports from Spain were to the United States, 14% to Europe and 25% to Africa.

Production Costs

         We have improved the profitability of our Spanish operations by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction policy. We have reduced the clinker-cement ratio (the proportion of clinker used in the production of cement) by 4.6 percentage points over the last five years. In 2003, we maintained the same clinker-cement ratio. Additionally, the increased capacity in 2002 of the San Vicente plant (approximately 400,000 tons) has allowed us to reduce the clinker transportation costs between plants and the need for imported clinker. In 2003, we burned meal flour and tires as fuel, achieving in December a 1.8% substitution rate for petcoke. During 2004, in addition to those alternative fuels, we expect to initiate the burning of organic waste and plastics.

Description of Properties, Plants and Equipment

         As of December 31, 2003, our Spanish operations operated eight plants located in Spain, with a cement equivalent capacity of 10.8 million tons, including 860,000 tons of white cement. We also operated 77 ready-mix concrete plants, including 16 aggregate and 10 mortar plants. CEMEX Espana also owns two cement mills, one of which is operated through a joint venture 50%-owned by CEMEX Espana, and 31 distribution centers, including 12 land and 19 marine terminals.

         As of December 31, 2003, CEMEX Espana owned 8 limestone quarries located in close proximity to its plants, which have useful lives ranging from 10 to 30 years, assuming 2003 production levels. Additionally, we have rights to expand those reserves to 50 years of limestone reserves, assuming 2003 production levels.

Capital Investments

         We made capital expenditures of approximately U.S.$53.9 million in 2003 in our Spanish operations. We currently expect to make capital expenditures in our Spanish operations of approximately U.S.$48.6 million during 2004.

Our Asian Operations

         As of December 31, 2003, our business in Asia, which includes our operations in the Philippines and Thailand, as well as our minority interests in Indonesia and other assets in Asia, represented approximately 3% of our net sales, 13.4% of our total installed capacity and 5% of our total assets.

Our Philippine Operations

Overview

         In 1997, we acquired a 30% economic interest in Rizal Cement Company, or Rizal (now, Solid Cement Corporation, or Solid, as a result of the merger of Rizal into Solid on December 23, 2002), a Philippine cement producer, and in 1998, we increased our economic interest to 70%. In September 1999, we contributed our interest in Rizal to CAH. On July 31, 2002, we purchased, through a wholly-owned subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in Rizal (now, Solid), for approximately U.S.$95 million. At December 31, 2003, as a consequence of these transactions and the increase of our stake in CAH, as described under "Business Overview" above, our proportionate economic interest in Solid (formerly, Rizal) was approximately 94.6%.

The Philippine Cement Industry

         During 2003, cement consumption in the Philippine market totaled 12.6 million tons. Since there is currently underutilization of existing capacity in the Philippines, we intend to use our trading network to export a substantial amount of our Philippine clinker and cement production.

         The Philippine cement market is primarily retail, similar to Mexico. During 2003, approximately 90% of our Philippine cement volume was sold in bags through distributors and retailers. The balance was sold through ready-mix concrete producers, large and small contractors and hollow block manufacturers, among others.

         After four years of continual decline since the 1997 Asian economic recession, cement demand in the Philippines recovered during 2002 as the overall economy showed a slight improvement. However, industry demand decreased by 2.7% in 2003 compared to 2002. As such, demand growth is lagging when compared to other countries in the region and is below pre-crisis levels in Asia.

         Competition. As of December 31, 2003, the Philippine cement industry had a total of 20 cement plants and three cement grinding mills. Annual installed capacity is 26.8 million tons, according to the Cement
Manufacturers' Association of the Philippines. Major global cement producers own approximately 88% of this capacity.

         Our major competitors in the Philippine cement market are Holcim, which has interests in six local cement plants, and Lafarge, which has interests in eight local cement plants.

Our Philippine Operating Network


                               [MAP GRAPHIC OMITTED]




         *Solid consists of two plants in the Manila metropolitan region. The operation of one of these plants has been suspended in 1999.

         We have three cement plants in the Philippines with a total of eight production lines, three utilizing the dry process (73% of our capacity) and five wet process (27% of our capacity), as well as distribution centers in Batangas and Iloilo. Only the dry production lines are currently in use. Three of the five wet production lines are located in the plant that suspended operations in 1999.

Production Costs

         Costs of production include energy, labor, transportation, raw materials, maintenance and packaging. The limestone mining license held by an APO affiliate does not expire until 2022, and mining license for pozzolan, another material used in making cement, held by the same APO affiliate does not expire until 2018. A subsidiary of Solid holds a mining license that expires in 2023. All three licenses are renewable for another 25 years upon mutual agreement with the Philippine government. Other raw materials, such as gypsum and iron ore, which are used in smaller quantities than limestone, pozzolan and clay, are purchased from outside suppliers.

         Our plants have their own electricity generating capacity, which allows us to reduce our production costs since our self-generated electricity cost is usually cheaper than electricity supplied by either government-owned or privately-owned grids. However, one of our Manila plants can still avail itself of electricity from local suppliers when production reaches its peak or when rates are economically attractive.

Description of Properties, Plants and Equipment

         Our Philippine operations include three plants with a total capacity of 5.8 million tons per year and two marine distribution terminals. Our cement plants include two Solid plants, with five wet process production lines and one dry process production line and an installed capacity of 2.8 million tons, serving the Manila metropolitan region; and the APO plant, with two dry process production lines and a jetty terminal for local and export markets with installed capacity of 3.0 million tons, serving the Visayas, North Mindanao and South of Luzon regions.

Capital Investments

         We made approximately U.S.$1.7 million of capital expenditures in 2003 in our Philippine operations. We currently expect to make capital expenditures of approximately U.S.$1.9 million during 2004.

Our Indonesian Equity Investment

Overview

         In October 1998, we purchased from the Republic of Indonesia a 14% interest in PT Semen Gresik (Persero) Tbk., or Gresik, Indonesia's largest cement producer. In 1999, we increased our interest in Gresik to approximately 25.5%. The Republic of Indonesia retains a 51% interest in Gresik. In October 2000, by means of capital contributions made by us and the minority investors, CAH acquired our interest in Gresik. As a result of this transaction and the increase of our stake in CAH, as described under "Business Overview" above, at December 31, 2003, our proportionate economic interest through CAH in Gresik was approximately 23.5%. Currently, we hold two seats on both the board of directors and the board of commissioners of Gresik, as well as the right to approve Gresik's business plan jointly with the Indonesian government.

         Gresik owns (directly or indirectly through its subsidiaries) four cement plants in Indonesia with a total installed capacity of 17.3 million tons.

         On October 31, 2001, certain individuals purporting to represent the people of the Indonesian province of West Sumatra, in which Gresik's Padang plant is located, issued a declaration which stated that, commencing November 1, 2001, PT Semen Padang , or Semen Padang, the 99.99%-owned subsidiary of Gresik that owns and operates the Padang plant, was placed under the temporary control of the people of West Sumatra. The declaration ordered the management of Semen Padang to report to the local government of the West Sumatra Province, under the supervision of the People's Representative Assembly of West Sumatra, pending a "spin-off" of the Semen Padang subsidiary. On November 1, 2001, the People's Representative Assembly of West Sumatra issued a decree approving this declaration. We believe the provincial administration lacks legal authority to direct or interfere with the affairs of Semen Padang.

         Since the attempt by the West Sumatra provincial administration in November 2001 to arrogate to itself the management of Semen Padang, several groups opposed to any further sale of Indonesia's stock ownership in Gresik have threatened strikes and other actions that would affect our Indonesian operations. We have discussed our concerns with the Indonesian government, which agreed to implement management changes to seek to re-attain normality in the Semen Padang plant's operations. Gresik, as the controlling shareholder of Semen Padang, took steps to seek to convene a general meeting of shareholders to replace the management of Semen Padang. The management of Semen Padang refused to convene such a meeting, and such refusal was upheld by the Padang District Court in September 2002.

         After a protracted process that included several legal actions, including proceedings before the Indonesian Supreme Court, the extraordinary general meeting of shareholders of Semen Padang was finally convened on May 12, 2003 and Gresik, as the controlling shareholder of Semen Padang, approved the replacement of Semen Padang's management.

         The Semen Padang management that was replaced, however, refused to recognize these management changes, and employees at Semen Padang physically prevented the newly appointed management from entering the facility. Finally, on September 8, 2003, the newly-appointed management was permitted to enter the Semen Padang facility amid a police escort. However, we believe that the newly-appointed management was admitted on condition that it encourage a spin-off of Semen Padang, and in October 2003 the newly-appointed management explicitly agreed to encourage a spin-off of Semen Padang.

         Gresik has experienced other ongoing difficulties at Semen Padang, including the effective loss of operational and financial control of Semen Padang, the inability to prepare consolidated financial statements that include Semen Padang's operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. As a result of these difficulties, we have not been able to independently verify certain information with respect to Semen Padang's facilities and operations and thus, the overall description of Gresik's facilities and operations below assumes the validity of the information provided by Semen Padang's management.

         In March 2003, a lawsuit was filed in the Padang District Court against Gresik, Semen Padang and several Indonesian government agencies. The lawsuit, which was filed by a foundation purporting to act in the interest of the people of West Sumatra, challenged the validity of the sale of Semen Padang by the Indonesian government to Gresik in 1995 on the grounds that the Indonesian government did not obtain the necessary approvals for such sale. On May 9, 2003, the Padang District Court issued an interim decision suspending Gresik's rights as a shareholder in Semen Padang on the grounds that ownership of Semen Padang was an issue in dispute. On March 31, 2004, the Padang District Court announced its final decision in favor of the foundation. On April 12, 2004, Gresik filed an appeal of this decision with the Padang District Court, which will in turn forward the appeal to the High Court of the West Sumatra province.

         After the failure of several attempts to reach a negotiated or mediated solution to these problems involving Gresik, on December 10, 2003, CAH filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. ICSID was established by the Convention on the Settlement of Investment Disputes between States and Nationals of other States, and is intended to facilitate the resolution of international investment disputes. ICSID is an autonomous international organization with close links to the World Bank. CAH is seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. ICSID has accepted and registered CAH's request for arbitration and issued a formal notice of registration on January 27, 2004. As a result of the registration, an Arbitral Tribunal will be established to hear the dispute. We cannot predict, however, what effect, if any, this action will have on our investment in Gresik or what the ruling of the Arbitral Tribunal will be.

The Indonesian Cement Industry

         The Indonesian cement industry is one of the two largest in South East Asia, accounting for about 26% of the approximately 106 million tons of cement consumed in South East Asia in 2003, according to our estimates. Despite the continuing economic and political problems experienced by Indonesia and the difficulties involving Gresik described above, we believe the Indonesian cement market is important to our Asian expansion strategy due to its strategic location, size, potential as an anchor for our South East Asian trading network and the significant growth potential of the Indonesian economy.

         Indonesian domestic cement demand increased approximately 14.2% in 2001, 6.8% in 2002 and 1.0% in 2003. However, as of December 31, 2003, the
Indonesian cement industry still had substantial excess capacity, which has required Indonesian producers to seek export markets.

         Competition. As of December 31, 2003, the Indonesian cement industry had 13 cement plants, including the four plants owned by Gresik, with a combined installed capacity of approximately 47.5 million tons. Foreign companies continue their efforts to increase their participation in the industry. Lafarge holds a majority position in P.T. Semen Andalas, Heidelberger holds a majority interest in Indocement and Holcim holds a majority interest in Cibinong.

Gresik's Indonesian Operating Network


                               [MAP GRAPHIC OMITTED]


         Gresik, with an installed capacity of 17.3 million tons, is Indonesia's largest cement producer. Gresik's production facilities include four plants with twelve dry production lines and one wet production line, with access to most of Indonesia's regions.

         As of December 31, 2003, Gresik was operating at approximately 84% capacity utilization, including export sales. In 1998, CEMEX reached an agreement in principle with Gresik for the exportation of cement. Pursuant to the agreement, Gresik had the option of requesting CEMEX's assistance in exporting 1.5 million tons of cement during each of the years 2000, 2001 and 2002. A similar arrangement remained in place for 2003.

         Exports. During 2003, Gresik exported approximately 17% of its total sales volume, mainly through its own efforts. Gresik exports mainly to Bangladesh and Africa.

Description of Properties, Plants and Equipment

         As of December 31, 2003, Gresik had four cement plants with an installed capacity of 17.3 million tons, and 27 land distribution centers and 10 marine terminals. Gresik's cement plants include the Padang plant, with one production line that utilizes the wet process and four production lines that utilize the dry process and an installed capacity of 5.6 million tons; the Gresik plant, which has two production lines that utilize the dry process and an installed capacity of 1.3 million tons; the Tuban plant, which has three production lines that utilize the dry process and an installed capacity of 6.9 million tons; and the Tonasa plant, which has three production lines that utilize the dry process and an installed capacity of 3.5 million tons.

Our Thai Operations

Overview

         In May 2001, through CAH, we acquired a 100% economic interest in Saraburi Cement Co. Ltd., a cement producer based in Thailand. The company was later renamed CEMEX (Thailand) Co., Ltd. Our proportionate economic interest in CEMEX (Thailand) through CAH is approximately 92.3% as of December 31, 2003.

The Thai Cement Industry

         According to our estimates, at December 31, 2003, the cement industry in Thailand had a total of 13 cement plants, with an aggregate annual installed capacity of approximately 54.3 million tons. We estimate that there are five major cement producers in Thailand, four of which represent 99% of installed capacity and 97% of the market.

         Competition. Our major competitors in the Thailand market, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Our Thai Operating Network

                              [MAP GRAPHIC OMITTED


Description of Properties, Plant and Equipment

         CEMEX (Thailand) owns one dry process cement plant located north of Bangkok and has been operating at full capacity. As of December 31, 2003, CEMEX (Thailand) had an installed capacity of approximately 720,000 tons.

Capital Investments

         We made approximately U.S.$1.72 million of capital expenditures in our Thai operations in 2003. We currently expect to make capital expenditures of approximately U.S.$2.4 million during 2004.

Other Asian Investments

         As part of our strategy to strengthen our presence in South Asia, between May 2000 and April 2001, we invested approximately U.S.$34 million in the construction of a grinding mill near Dhaka, Bangladesh. The grinding mill began operating in April 2001 and has a cement milling production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region.

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

         To further support our trading activities in the Asia region, as of June 2001, we acquired a 100% interest in Tunwoo Co. Ltd., a company based in Taiwan, for a total consideration of approximately U.S.$27 million. Tunwoo owns a license to operate a cement terminal in the port of Taichung located on the west coast of Taiwan. The import terminal has cement storage capacity of 60,000 tons.

Our Egyptian Operations

Overview

         As of December 31, 2003, we had a 95.8% interest in Assiut, which has an installed capacity of approximately 4.9 million tons.

The Egyptian Cement Industry

         The Egyptian cement market consumed approximately 25.7 million tons of cement during 2003. Cement consumption decreased by 4.6% in 2003, as a result of a slowdown in the Egyptian economy and the diminishing availability of foreign currency in Egypt, which has affected most sectors of the Egyptian economy, in particular, the Egyptian construction sector.

         Competition. As of December 31, 2003, the Egyptian cement industry had a total of ten cement producers, with an aggregate annual installed capacity of approximately 36 million tons. We estimate that during 2003, Holcim (Egyptian Cement Company), Lafarge (Alexandria Portland Cement and Beni Suef Cement) and CEMEX (Assiut Cement Company), the three largest cement producers in the world, were responsible for 42% of the total cement sales in Egypt. Other competitors in the Egyptian market are Suez and Tourah Cement Companies (Italcementi) and Helwan Portland Cement Company. In addition, cement prices in Egypt are influenced to a significant degree by the Egyptian government, which controls almost 40% of the industry's capacity.

Our Egyptian Operating Network

                              [MAP GRAPHIC OMITTED


Distribution Channels

         As a result of the retail nature of the Egyptian market, over 90% of our cement sales volumes are typically sold in bags. Through our commercial strategy we have been able to serve retail customers throughout the country directly without having to depend on wholesalers and distributors.

Description of Properties, Plant and Equipment

         As of December 31, 2003, Assiut operated one cement plant with an installed capacity of approximately 4.9 million tons with three dry process production lines. Assiut's cement plant serves upper Egypt as well as Cairo and the Delta region, Egypt's main cement market.

Capital Investments

         We made capital expenditures of approximately U.S.$14.1 million in our Egyptian operations in 2003. We currently expect to make capital expenditures of approximately U.S. $8.0 million during 2004.


South America, Central America and the Caribbean
         As of December 31, 2003, our business in South America, Central America and the Caribbean, which includes our operations in Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as other assets in the Caribbean, represented approximately 15% of our net sales, 18% of our total installed capacity and 11% of our total assets.

Our Venezuelan Operations

Overview

         Our Venezuelan operations represented approximately 4% of our net sales in 2003. As of December 31, 2003, we held a 75.7% interest in CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, a company listed on the Caracas Stock Exchange. CEMEX Venezuela also serves as the holding company for our interests in Chile, the Dominican Republic and Panama. CEMEX Venezuela is the largest cement producer in Venezuela, based on an installed capacity of 4.6 million tons as of December 31, 2003.

The Venezuelan Cement Industry

         Cement consumption in Venezuela fell 17.5% in 2003 compared to 2002 according to the Venezuelan Cement Producer Association (AVPC), primarily due to Venezuela's political and economic turmoil. A nation-wide general strike that began in December 2002 caused a significant reduction in oil production and has had a material adverse effect on Venezuela's oil-dependent economy. As a consequence, in 2003, average inflation in Venezuela reached 31.1%, the Venezuelan Bolivar depreciated 14.0% against the Dollar and gross domestic product (GDP) decreased 9.2%. In February 2003, Venezuelan authorities imposed foreign exchange controls and implemented price controls on many products, including cement. The adverse economic situation in Venezuela has dampened the construction sector, which declined 37.4% in 2003.

         Competition. As of December 31, 2003, the Venezuelan cement industry included five cement producers, with a total installed capacity of approximately 9.5 million tons, according to our estimates. We estimate that CEMEX Venezuela's installed capacity in 2003 represented approximately 49% of that total, almost twice that of its next largest competitor.

         Our global competitors, Holcim and Lafarge, have acquired controlling interests in Venezuela's second and third largest cement producers, respectively.

         In 2003, the ready-mix concrete market accounted for only about 10% of cement consumption in Venezuela, according to our estimates. We believe that Venezuela's construction companies, which typically prefer to install their own ready-mix concrete plants on-site, are the most significant barrier to penetration of the ready-mix concrete sector, with the result that on-site ready-mix concrete mixing represents a high percentage of total ready-mix concrete production.

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

                              [MAP GRAPHIC OMITTED

         As of December 31, 2003, CEMEX Venezuela was the leading Venezuelan domestic supplier of cement, based on our estimates of sales of gray and white cement in Venezuela. In addition, CEMEX Venezuela was the leading domestic supplier of ready-mix concrete in 2003 with 30 ready-mix production plants throughout Venezuela. During 2003, CEMEX Venezuela achieved production of 3.3 million tons of clinker.

Distribution Channels

         Transport by land is handled primarily by CEMEX Venezuela. During 2003, approximately 30% of CEMEX Venezuela's total domestic sales were transported through its own fleet of trucks. CEMEX Venezuela also serves a significant number of its retail customers directly through its wholly-owned distribution centers.

Exports

         During 2003, exports from Venezuela represented approximately 21% of CEMEX Venezuela's net sales. CEMEX Venezuela's main export markets historically have been the Caribbean and the east coast of the United States. In 2003, 63.6% of our exports from Venezuela were to the United States, and 36.4% were to the Caribbean and South America.

Description of Properties, Plants and Equipment

         As of December 31, 2003, CEMEX Venezuela operated three wholly-owned cement plants, Lara, Mara and Pertigalete, with a combined installed capacity of clinker production of approximately 4.3 million tons. CEMEX Venezuela also operates the Guayana grinding facility with a cement capacity of 360,000 tons. All the plants are strategically located to serve both domestic areas with the highest levels of cement consumption and export markets. CEMEX Venezuela also owns 30 ready-mix concrete production facilities and 12 distribution centers. CEMEX Venezuela owns 4 limestone quarries with reserves sufficient for over 100 years at 2003 production levels.

         The Lara and Mara plants and one production line at the Pertigalete plant utilize the wet process; the other production line at the Pertigalete plant utilizes the dry process. All the plants utilize natural gas as fuel. CEMEX Venezuela has its own electricity generating facilities, which are powered by natural gas and diesel fuel.

         As of December 31, 2003, CEMEX Venezuela owned and operated four port facilities, three marine terminals and one river terminal. One port facility is located at the Pertigalete plant, one at the Mara plant, one at the Catia La Mar terminal on the Caribbean Sea near Caracas, and one at the Guayana Plant on the Orinoco River in the Guayana Region. CEMEX Venezuela's cement is transported either in bulk or in bags.

Capital Investments

         We made capital expenditures of approximately U.S.$10.8 million in 2003 in our Venezuelan operations. We currently expect to make capital expenditures of approximately U.S.$7.9 million during 2004.

Our Colombian Operations

Overview

         In 1996, we acquired controlling interests in Cementos Diamante, S.A. and Industrias e Inversiones Samper, S.A., which combined are Colombia's second largest cement producer. In 1998, we increased our equity interest in Cementos Diamante (now, CEMEX Colombia, S.A., or CEMEX Colombia, as a result of a legal name change in August 2002), to approximately 78% and integrated the operations of CEMEX Colombia and Industrias e Inversiones Samper, S.A., into a single company, making CEMEX Colombia the second largest cement producer in Colombia. In 1999 and 2000, we increased our equity interest in CEMEX Colombia to approximately 98.2% of total shares and 99.3% of ordinary shares.

         Our Colombian operations represented approximately 3% of our net sales in 2003.

         As of December 31, 2003, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of 4.8 million tons, according to the Colombian Institute of Cement Producers, or ICPC.

         CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the so-called "Urban Triangle" of Colombia comprising the cities of Bogota, Medellin and Cali. During 2003, these three metropolitan areas accounted for approximately 49.4% of Colombia's cement consumption. CEMEX Colombia's Ibague plant, which uses the dry process and is strategically located between Bogota, Cali and Medellin, is Colombia's largest and had an installed capacity of 2.5 million tons as of December 31, 2003. CEMEX Colombia, through its Bucaramanga and Cucuta plants, is also an active participant in Colombia's northeastern market. CEMEX Colombia's strong position in the Bogota ready-mix concrete market is largely due to its access to a ready supply of aggregate deposits in the Bogota area.

The Colombian Cement Industry

         Competition. The Sindicato Antioqueno, or Argos, which either owns or has interests in eight of Colombia's eighteen cement plants, has dominated the Colombian cement industry. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compania Colclinker in Cartagena and Tolcemento in Sincelejo. The other principal cement producer is Cementos Boyaca, an affiliate of Holcim.

 Our Colombian Operating Network

                              [MAP GRAPHIC OMITTED


         CEMEX Colombia owns quarries with minimum reserves sufficient for over 100 years at 2003 production levels. In addition to mining its own raw materials, CEMEX Colombia also purchases raw materials from third parties. The majority of CEMEX Colombia's cement is distributed through independent distributors.

         CEMEX Colombia's principal concrete product is ready-mix concrete, produced to client specifications and delivered directly to job sites. CEMEX Colombia also produces other specialized cement-based building materials, including mortars, antibacterial concrete, shotcrete (sprayable concrete) and pre-fabricated concrete construction products.

         CEMEX Colombia operates its ready-mix concrete business through 21 ready-mix plants. CEMEX Colombia also uses 12 portable ready-mix plants, which allow concrete to be mixed at major building sites, reducing transportation costs and eliminating the need to acquire additional permanent ready-mix concrete sites.

Description of Properties, Plants and Equipment

         As of December 31, 2003, CEMEX Colombia owned five cement plants, one clinker facility, and one grinding mill, having a total installed capacity of
4.8 million tons per year. Two of these plants and the clinker facility utilize the wet process and three plants utilize the dry process. The Ibague plant serves the Urban Triangle, while Cucuta and Bucaramanga plants, located in the northeastern part of the country, serve local and coastal markets. The La Esperanza cement plant and the Santa Rosa clinker mill are close to Bogota. CEMEX Colombia also has an internal electricity generating capacity of 24.7 megawatts through a leased facility. In addition, CEMEX Colombia owns two land distribution centers, one mortar plant, 21 ready-mix concrete plants, one concrete products plant, eight aggregate mines and six aggregate operations.

Capital Investments

         We made capital expenditures of approximately U.S.$6.0 million in 2003 in our Colombian operations. We currently expect to make capital investments of approximately U.S.$6.2 million during 2004.

Other South American Investments

Our Equity Investment in Chile

         We hold a 11.9% interest in Cementos Bio Bio, S.A., Chile's largest cement producer according to our estimates, with an installed capacity as of December 31, 2003 of approximately 2.3 million tons. Cementos Bio Bio owns and operates three cement plants. Two of the cement plants are located in the Santiago-Concepcion corridor, and the third plant is located in the northern Antofogasta region. Cementos Bio Bio's primary market is the Concepcion market. In addition, Cementos Bio Bio has 1.2 million cubic meters of ready-mix concrete production capacity.

Central America and the Caribbean

         As for the year ended December 31, 2003, Central America and the Caribbean, which includes our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and other assets in the Caribbean, represented approximately 8% of our net sales, 5% of our total installed capacity and 5% of our total assets.

         Through our investments in Costa Rica, Panama and Nicaragua, we have established a strategic presence in the mainland markets of Central America.

Our Costa Rican Operations

         Overview. As of December 31, 2003, we held a 98.4% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, which was formerly named Cementos del Pacifico, S.A. until it changed its legal name in August 2003.

The Costa Rican Cement Industry

         Approximately 1.109 million tons of cement were sold in Costa Rica during 2003, according to Camara de la Construccion de Costa Rica, the Costa Rican construction industry association. The Costa Rican cement market is a predominantly retail market, and we estimate that over three quarters of cement sold is bagged cement.

         Competition. The Costa Rican cement industry includes two producers, CEMEX Costa Rica and Industria Nacional de Cemento, an affiliate of Holcim. We estimate that the two companies control roughly equal proportions of the market.

         Our Costa Rican Operating Network. CEMEX Costa Rica owns and operates one grinding mill and cement plant in northwest Costa Rica and one grinding mill in San Jose.

                              [MAP GRAPHIC OMITTED

         Products and Distribution Channels. CEMEX Costa Rica has five strategically located distribution centers, two on the Pacific coast and three in metropolitan areas, where 72% of total 2003 sales were made.

         Exports. During 2003, exports of cement by our Costa Rican operations represented approximately 40% of our total cement production in Costa Rica. In 2003, 26% of our exports from Costa Rica were to Nicaragua, 13% to El Salvador, 53% to Guatemala and 8% to Panama.

         Production Costs. In January 2001, we commenced using pet coke as fuel in the production of cement to reduce our production costs. During 2003, our energy costs decreased approximately 2.0% in Costa Rica.

         Description of Properties, Plant and Equipment. Our Costa Rican operations' cement plant has one dry process production line with an installed capacity of 850,000 tons. Our grinding mill in northwest Costa Rica has a grinding capacity of 657,000 tons. Our second grinding mill in San Jose has a capacity of 201,480 tons.

         Capital Investments. We made capital expenditures of approximately U.S.$7.1 million in 2003 in our Costa Rican operations. We currently expect to make capital expenditures of approximately U.S.$2.6 million during 2004.

Our Dominican Republic Operations

Overview

         As of December 31, 2003, we owned 99.9% of Cementos Nacionales, a cement producer in the Dominican Republic with an installed capacity of 2.4 million tons of cement, 10 distribution centers, and a concrete, aggregate and gypsum operation through a 25 year lease with the Dominican Republic government, which enables us to supply all local and regional gypsum requirements.

         In June 2003, Cementos Nacionales announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million metric tons of clinker. This new kiln, which would increase our total clinker production capacity in the Dominican Republic to
2.2 million metric tons per year, is expected to be completed in early 2005. We invested approximately U.S.$12.3 million in this project in 2003 and expect to invest approximately U.S.$57.7 million in 2004 and the remaining U.S.$60 million during 2005.

The Dominican Republic Cement Industry

         In 2003, Dominican Republic cement consumption reached 3.0 million metric tons, and some cement imports were necessary to fulfill domestic demand. According to our estimates, about 28,000 metric tons were imported for a special marine project in the east zone of the country.

         Competition. Cementos Nacionales serves the cement market throughout the Dominican Republic. Its principal competitors are Cementos Cibao, a local competitor, and Cemento Colon, an affiliate of Holcim.

         Our Dominican Republic Operating Network. As of December 31, 2003, Cementos Nacionales was the leading cement producer in the Dominican Republic, based on installed capacity as reported by International Cement Review in the Global Cement Report. Cementos Nacionales' sales network covers the country's main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macoris and Azua.

                              [MAP GRAPHIC OMITTED


         Production Costs. Cementos Nacionales uses a dry production process and has an internal electricity generating capacity of approximately 37.7 megawatts. This generating capacity covers our total demand for electricity at 2003 levels, providing Cementos Nacionales with a competitive cost advantage.

         Cementos Nacionales maintains its own limestone and clay quarries, which we expect will provide sufficient reserves for up to 150 years at 2003 production levels. Sand and other auxiliary raw materials are purchased on the domestic market.

         Description of Properties, Plant and Equipment. Cementos Nacionales currently owns one dry process cement plant in San Pedro de Macoris with an installed capacity of 0.7 million tons per year of clinker, in addition to six ready-mix concrete production plants, three grinding mills with an installed capacity of 2.4 million tons per year, 10 distribution centers located throughout the country and two marine terminals. During 2003, our Dominican Republic clinker production facilities operated at full capacity and our grinding mills operated at 70% capacity.

         Capital Investments. We made capital expenditures of approximately U.S.$ 13.4 million in 2003 in our Dominican Republic operations. We currently expect to make capital investments of approximately U.S.$57.6 million during 2004.

Our Panamanian Operations

         Overview. As of December 31, 2003, we owned a 99.2% interest in Cemento Bayano.

The Panamanian Cement Industry

         Approximately 706,000 cubic meters of ready-mix concrete were sold in Panama during 2003, according to the General Comptroller of the Republic of Panama (Contraloria General de la Republica de Panama). Panamanian cement consumption increased 15% in 2003, according to our estimates.

         Competition. The Panamanian cement industry includes two cement producers, Cemento Bayano and Cemento Panama, S.A., an affiliate of Holcim and Cementos del Caribe.

         Our Panamanian Operating Network. As of December 31, 2003, Cemento Bayano had an installed capacity for cement production of approximately 402,000 tons per year. As of December 31, 2003, we operated a distribution network of six ready-mix concrete plants. Our cement plant utilizes the dry process.

                              [MAP GRAPHIC OMITTED


         Production Costs. Panama has one of the highest energy costs of any country in which CEMEX has operations. In response, Cemento Bayano has taken significant steps to reduce energy costs. Cemento Bayano now runs on a more cost-efficient mix of fuels (15% alternative fuels, which have completely replaced fuel oil, and 85% petcoke). Currently, fuel oil is just used in start up.

         Cemento Bayano also reduced its energy cost per ton, a critical cost of our manufacturing process, by securing a consistent supply of electric energy and decreasing prices per kwh through negotiating the bulk purchase of electric energy in the "spot market" as a "large consumer."

         Description of Properties, Plant and Equipment. Our operations in Panama include one dry production process cement plant, with an installed clinker capacity of 382,000 tons per year. In addition, Cemento Bayano owns and operates six ready-mix concrete facilities; three in Panama City, one in Colon, one in Aguadulce and one in Chiriqui. In December 2003, Cemento Bayano acquired for U.S.$4 million a new quarry to supply aggregates for its ready-mix operations.

         Capital Investments. We made capital expenditures of approximately U.S.$7.6 million in 2003 in our Panamanian operations, including an investment of approximately U.S.$2.5 million in a new kiln dust filter. We currently expect to make capital expenditures of approximately U.S.$4.3 million during 2004.

Our Nicaragua Operations

         Overview. According to our estimates, Nicaraguan cement production during 2003 grew 7.8% compared to 2002. The increase was primarily due to improved political and economic conditions in 2003 following political turmoil in 2002, including the conviction of former President Aleman of corruption charges. In addition, eighty percent of Nicaragua's external debt was forgiven under the auspices of the HIPC (High Indebted Poor Countries) initiative, and the government achieved some success in its fight against corruption. Increases in the amount of public investment and the number of private residential projects also contributed to the increase in cement consumption.

The Nicaraguan Cement Industry

         According to our estimates, 560,000 tons of cement were sold in Nicaragua during 2003.

         Competition. Two participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim. Our market share in 2003 was 55.5%, according to our estimates. Our product, "Cemento Canal", has a high brand recognition because it has been 100% made in Nicaragua since 1942. Holcim started its milling operations in Nicaragua in 1997 with two brands, "Supernic" and "Cemenic." In 2003 Holcim discontinued these brand names and introduced its worldwide cement brand, "Holcim."

         Our Nicaraguan Operating Network. CEMEX Nicaragua leases and operates one cement plant, located in San Rafael del Sur, approximately 45 kilometers southwest of the capital Managua. Since March 2003 Cemex has leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet-coke milling.

                              [MAP GRAPHIC OMITTED

         Description of Properties, Plant and Equipment. Our Nicaraguan leased cement plant has five kilns utilizing the wet production process with an installed milling capacity of 470,000 tons.

         Capital Investments. We made capital expenditures of approximately U.S.$4.6 million in 2003 in our Nicaraguan operations. We currently expect to make capital expenditures of approximately U.S.$2.3 million during 2004.

Our Puerto Rico Operations

         Overview. Our Puerto Rican operations, acquired in the third quarter of 2002, represented approximately 22% of our cement sales volumes in the Caribbean region in 2003.

         As of December 31, 2003, we owned 100% of Puerto Rican Cement Company, Inc., or PRCC.

The Puerto Rican Cement Industry

         In 2003, Puerto Rican cement consumption reached 1.8 million tons.

         Competition. PRCC serves the cement market throughout Puerto Rico. The Puerto Rican cement industry in 2003 was comprised of two cement producers, PRCC, which we estimate had 51% market share, and San Juan Cement Co., an affiliate of Italcementi, which we estimate had 31% market share. In addition, we estimate an independent cement importer, Antilles Cement Co., had a 18% market share.

         Our Puerto Rican Operating Network. As of December 31, 2003, PRCC had an installed capacity for cement production of approximately 1.2 million tons per year. PRCC utilizes the dry process. In addition, we operate a distribution network of ten ready-mix concrete plants and one distribution center.

                             [MAP GRAPHIC OMITTED]


         Production Costs. At the time of acquisition, PRCC had one of the highest energy costs of any region in which CEMEX has operations. In response, we have taken significant steps to reduce energy cost.

         PRCC has focused on reducing its energy cost by:

         o securing a consistent supply of electric energy and decreasing prices per kwh through negotiating the bulk purchase of electric energy;

         o negotiating energy tariffs charged during both peak and off-peak hours; and

         o rationalizing the use of energy in accordance with CEMEX "best practices" standards for low average energy consumption.

PRCC invested U.S.$750,000 during 2003 in an electric sub-station. This project was completed in December 2003 and will allow us to decrease energy consumption during off-peak hours starting in 2004.

         Description of Properties, Plant and Equipment. Our operations in Puerto Rico include one 100%-owned cement plant utilizing the dry production process, with an installed clinker capacity of approximately 1.1 million tons per year. In addition, PRCC owns and operates ten ready-mix concrete facilities, mainly serving the sector of the Puerto Rican market located on the eastern part of the island.

         Capital Investments. We made capital expenditures of approximately U.S.$26.0 million in 2003 in our Puerto Rican operations. We currently expect to make capital investments of approximately U.S.$8.3 million during 2004.

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

Our Trading Operations

         We traded more than 9 million tons of cement and clinker in 2003. Approximately 51% of this amount consisted of exports from our operations in Venezuela, Mexico, Philippines, Costa Rica, Spain, Puerto Rico, Nicaragua and Egypt. Approximately 49% was purchased from third parties in countries such as Thailand, Turkey, South Korea, Taiwan, the United States, Peru, Lebanon, China, Cyprus, Peru, Venezuela, Indonesia, Belgium, Portugal, Malaysia, France, Colombia, Spain, Morocco and Egypt. During 2003, we conducted trading activities in 70 countries.

         To enhance our trading operations in the Mediterranean region, we are currently building three grinding mills in Italy, each with a capacity of approximately 350 thousand tons per year. The mills are expected to begin operating during the second half of 2004. With respect to these operations, we made capital investments of approximately U.S.$13 million during 2003, and we currently expect to make capital investments of approximately U.S.$41 million during 2004.

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

Tariffs

         Mexican tariffs on imported goods vary by product and have been as high as 100%. In recent years, import tariffs have been substantially reduced, and currently range from none at all for raw materials to over 20% for finished products, with an average weighted tariff for Mexican industry of approximately 10%. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. However, a tariff in the range of 13% ad valorem will continue to be imposed on cement produced in all other countries unless tariff reduction treaties are implemented or the Mexican government unilaterally reduces that tariff. While the reduction in tariffs could lead to increased competition from imports in our Mexican markets, we anticipate that the cost of transportation from most producers outside Mexico to central Mexico, the region of highest demand, will remain an effective barrier to entry.

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

         European Union directives imposing stricter environmental standards are expected to be implemented in Spain by 2007. For the purpose of adopting the directives, on July 3, 2002, Spain promulgated Law 16/2002, which establishes mechanisms for the prevention and integrated control of pollution. The new law requires that factories operating in Spain receive an integrated environmental authorization from the relevant regulatory body at the autonomous region level, generally the department of the environment. This new law came into force on July 3, 2002; however, due to a transitional period, existing industries need not comply until October 30, 2007. In anticipation of our compliance by this date, one of our eight plants in Spain has already received the required authorization. With respect to our other plants, we already comply or believe that we would be able to comply with the requisite standards, if necessary, without significant expenditures. In addition, we are not aware of any material environmental liabilities with respect to our Spanish operations.

         CEMEX Venezuela's cement production plants are subject to and comply with Venezuelan environmental regulations. The Ministerio del Ambiente y los Recursos Naturales, or Ministry of the Environment and Natural Resources, is the regulatory body in Venezuela with jurisdiction over environmental matters. CEMEX Venezuela has decreased the emission levels of cement dust, through dust extraction equipment installed in all its cement plants.

         We were one of the first industrial groups in Mexico to sign an agreement with the Secretaria del Medio Ambiente y Recursos Naturales, or SEMARNAT, the Mexican government's environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants, including our Hidalgo plant, which temporarily halted operations in 2002, under a government-run program. In 2001, the Mexican environmental agency in charge of the voluntary environmental auditing program, the Procuraduria Federal de Proteccion al Ambiente, or PROFEPA, which is part of SEMARNAT, completed auditing our 15 cement plants and awarded all our plants, including our Hidalgo plant, a Certificado de Industria Limpia, Clean Industry Certificate, certifying that our plants are in compliance with environmental laws. The Clean Industry Certificates are strictly renewed every two years. For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. Our Monterrey plant and our Hermosillo plant started using tires as an energy source in September 2002 and November 2003, respectively. Collection centers in Tijuana, Mexicali and Ensenada currently enable us to recycle an estimated one million tires per year. During 2003, approximately 4.1% of the total fuel consumed in the Ensenada plant was provided by this alternative fuel. The Huichapan, Monterrey and Hermosillo plants substituted approximately 1.6%, 2.3% and 0.3%, respectively, of their total fuel used with this alternative fuel.

         Between 1998 and 2003, our Mexican operations have invested approximately U.S.$19.1 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. Currently, 14 of our cement plants in Mexico have been awarded the ISO 14001 certification for environmental management systems.

         As of December 31, 2003, our eight cement plants in Spain and our cement mill in Tenerife, Spain have received the ISO 14001 certification for environmental management systems.

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

U.S. Anti-Dumping Sunset Reviews

         Under the U.S. anti-dumping and countervailing duty laws, the Commerce Department and the International Trade Commission, or ITC, are required to conduct "sunset reviews" of outstanding anti-dumping and countervailing duty orders and suspension agreements every five years. At the conclusion of these reviews, the Commerce Department is required to terminate the order or suspension agreement unless the agencies have found that termination is likely to lead to continuation or recurrence of dumping, or a subsidy in the case of countervailing duty orders, and material injury. Under special transition rules, the first sunset reviews commenced in August 1999 for cases involving gray Portland cement and clinker from Mexico and Venezuela (described below), which had orders and agreements issued before 1995, and were concluded by the Commerce Department in July 2000 and by the ITC in October 2000.

         In July 2000, the Commerce Department determined not to revoke the anti-dumping order on imports from Mexico. On October 5, 2000, the ITC found likelihood of injury to the U.S. industry and determined not to revoke this anti-dumping order. Thus, the order remains in place. On September 19, 2001, CEMEX filed a petition for a "changed circumstances" review. The International Trade Commission decided in December 2001 not to initiate such a review. CEMEX has appealed the ITC's decision in the "sunset review" and the "changed circumstances" review to NAFTA. As of March 1, 2004, no NAFTA Panel has been formed to review the ITC's decision to initiate a "changed circumstances" review.

         On October 5, 2000, the ITC determined that terminating the Anti-Dumping Suspension Agreement involving imports from Venezuela would not likely lead to a continuation or recurrence of injury to the U.S. market, and voted to terminate the agreement. Consequently, on November 8, 2000, the Commerce Department issued a notice terminating the Anti-Dumping Suspension Agreement covering imports of cement from Venezuela. On July 28, 2003, the United States Court of International Trade upheld the Commerce Department's decision to terminate the Suspension Agreement. The U.S. cement industry has appealed the decision of the Court of International Trade to the Court of Appeals for the Federal Circuit. The appeal is currently pending before the appellate court.

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

         Mexican importers' deposits are being liquidated in stages, as appeals are exhausted for each annual review period. When the final anti-dumping rate for any review period causes the amount due to exceed the amount that was deposited, the Mexican importers are required to pay the difference with interest. When the final anti-dumping rate for any review period is lower than the amount that was deposited, the U.S. Customs Service refunds the difference, with interest, to the Mexican importers.

         As of December 31, 2003, CEMEX Corp., as the parent company to our U.S. subsidiaries that import Mexican cement into the United States, had accrued liabilities of U.S.$132.9 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the Commerce Department in its administrative reviews.

         The Commerce Department has published its final dumping determinations for the first, second, third, fourth, fifth and seventh review periods. The Commerce Department's final results of its final determinations for the sixth, eighth, ninth, tenth, eleventh and twelfth review periods have also been published, but have been suspended pending review by NAFTA panels.

         On October 20, 2003, the NAFTA Extraordinary Challenge Committee upheld the NAFTA Panel reviewing the final results of the fifth administrative review, covering the period August 1, 1994 - July 1, 1995. The NAFTA Panel upheld the Commerce Department's remand results which lowered the antidumping duty margin for imports during the fifth review period to 44.9% ad valorem. The Customs Service has begun liquidating entries of cement from Mexico made during the fifth review period.

         On November 25, 2003, the NAFTA Panel reviewing the final results of the seventh review period upheld the Commerce Department's remand results of the seventh review period. The remand results lowered the antidumping margin for imports made during the seventh review period to 37.3% ad valorem.

         The latest final determination by the Commerce Department covering twelfth review period, commencing on August 1, 2001 and ending on July 31, 2002, was issued on September 16, 2003. The Commerce Department determined that the antidumping margin was 80.8% ad valorem. The final results for the twelfth review period establish the cash deposit rate for imports of gray Portland cement and cement clinker from Mexico made on or after September 16, 2003. The cash deposit rate was established at $52.41 per metric ton, which will remain in effect until the final results of the thirteenth review period are published.

         The status of each period still under review or appeal is as follows:


   Period                     Cash Deposits                                     Status
   ------                     -------------                                     ------
8/1/95-7/31/96             61.85%                      37.49% determined by the Commerce Department upon review.
                           (effective 5/5/1997)        Liquidation suspended pending NAFTA panel review.

8/1/97-7/31/98             73.69%, 35.88% and 37.49%   45.98% determined by the Commerce Department upon review.
                           (effective 5/4/1998)        Liquidation suspended pending NAFTA panel review.

8/1/98-7/31/99             37.49%, 49.58% (effective   38.65% determined by the Commerce Department upon review.
                           3/17/1999)                  Liquidation suspended pending NAFTA panel review.

8/1/99-7/31/00             49.58%, 45.98% (effective   50.98% determined by the Commerce Department upon review.
                           3/16/2000)                  Liquidation suspended pending appeal to NAFTA panel review.

8/1/00-7/31/01             49.58%, 38.65% (effective   73.74% determined by the Commerce Department upon review.
                           5/14/2001)                  Liquidation suspended pending appeal to NAFTA panel review.

8/1/01-7/31/02             38.65%, 50.98%              80.75% determined by the Commerce Department upon review.
                           (effective 3/19/2002)       Liquidation suspended pending appeal to NAFTA panel review.

8/1/02 - 7/31/03           50.98%, 73.74% (effective   Currently under review by the Commerce Department.
                           1/14/2003)

8/1/03 - to date           73.74%, U.S.$52.41 per      Subject to review by the Commerce Department.
                           metric ton
                           (effective 10/15/2003)

U.S. Anti-Dumping Rulings--Venezuela

         On May 21, 1991, U.S. producers of gray cement and clinker filed petitions with the Commerce Department and the ITC claiming that imports of gray cement and clinker from Venezuela were subsidized by the Venezuelan government and were being dumped into the U.S. market. The producers asked the U.S. government to impose anti-dumping and countervailing duties on these imports. These claims arose prior to our acquisition of our Venezuelan operations in 1994, but for purposes of the following discussion, we refer to the actions taken by the predecessor company as actions taken by CEMEX Venezuela. CEMEX Venezuela contested the dumping claim and the countervailing duty claim, and both cases were suspended.

         The Commerce Department's preliminary determination regarding the dumping claim was published on November 4, 1991. The Commerce Department initially found that CEMEX Venezuela had a dumping margin of 49.2%. Rather than proceeding with the final Commerce Department and ITC determinations, CEMEX Venezuela and the Commerce Department entered into an Anti-Dumping Suspension Agreement on February 11, 1992. Under the Anti-Dumping Suspension Agreement, CEMEX Venezuela agreed not to sell gray cement or clinker in the United States at a price less than the "foreign market value." The foreign market value was determined by the Commerce Department based on information provided by CEMEX Venezuela each quarter. CEMEX Venezuela was required to report to the Commerce Department sales in the U.S. market, costs of production and related data. During its sunset review of the Anti-Dumping Suspension Agreement, the ITC determined that terminating the agreement would not likely lead to a continuation or recurrence of injury to the U.S. market, and voted to terminate the Anti-Dumping Suspension Agreement on October 5, 2000. Consequently, on November 8, 2000, the Commerce Department issued a notice terminating the Anti-Dumping Suspension Agreement.

         On July 28, 2003, the Court of International Trade upheld the Commerce Department's termination of the Suspension Agreement. The domestic petitioners have appealed the court's decision to the U.S. Court of Appeals for the Federal Circuit. No decision is expected until the second quarter of 2004 at the earliest.

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

         On September 17, 2002, APO, Rizal and Solid filed before the Taipei High Administrative Court an appeal in opposition to the anti-dumping duty imposed by the MOF. As of April 30, 2004, there have been no material developments. We anticipate further hearings to be conducted with respect to this appeal.

Tax Matters

         As of December 31, 2003, we and some of our Mexican subsidiaries have been notified of several tax assessments determined by the Mexican tax office with respect to the tax years from 1992 through 1996 in a total amount of Ps4,885 million. With respect to the tax years from 1993 through 1996, the tax assessments are based primarily on: (i) recalculations of the inflationary tax deduction, since the tax authorities claim that "Advance Payments to Suppliers" and "Guaranty Deposits" are not by their nature credits, (ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred, (iii) disallowed determination of tax loss carryforwards, and (iv) disallowed amounts of business asset tax, commonly referred to as BAT, creditable against the controlling entity's income tax liability on the grounds that the creditable amount should be in proportion to the equity interest that the controlling entity has in its relevant controlled entities. We have filed an appeal for each of these tax claims before the Mexican federal tax court, and the appeals are pending resolution.

         As of December 31, 2003, the Philippene Bureau of Internal Revenue, or BIR, assessed APO for a deficiency in the amount of income tax paid in the tax years 1998 through 2001 amounting to PhP832.1 million (U.S.$15.0 million as of December 31, 2003, based on an exchange rate of PhP55.569 to U.S.$1.00, which was the Philippine Peso/Dollar exchange rate on December 31, 2003 as published by the Bangko Sentral ng Pilipinas, the central bank of the Republic of the Philippines). The assessment disallows APO's income tax holiday related income. We have contested BIR's findings with the Court of Tax Appeal, or CTA. We believe that these claims will not have a material adverse effect on us. However, an adverse resolution of these claims could have a material adverse effect on our results of operations in the Philippines.

         The BIR also finalized its tax assessments for Solid's 1999 tax year amounting to PhP387.6 million (U.S.$7.0 million as of December 31, 2003, based on an exchange rate of PhP55.569 to U.S.$1.00) and APO's 1999 tax year amounting to PhP833.3 million (U.S.$15.0 million as of December 31, 2003, based on an exchange rate of PhP55.569 to U.S.$1.00). We continue to submit relevant evidence to the BIR to contest these assessments. Our next recourse is to contest these assessments with the CTA if the BIR issues a final collection letter.

         In addition, Solid's 1998 tax year and APO's 1997-1998 tax years are under preliminary review for deficiency taxes. Finalization of the assessment was held in abeyance by the BIR as we continue to present evidence to dispute their findings. We intend to contest any and all assessments if they arise.

Other Legal Proceedings

         In May 1999, several companies filed a civil liability suit in the civil court of the circuit of Ibague, Colombia, against two of our Colombian subsidiaries, alleging that these subsidiaries were responsible for deterioration in the rice production capacity of land of the plaintiffs, caused by pollution emanating from our cement plants located in Ibague, Colombia. On December 15, 2003, a judgment was entered against us under which we were ordered to pay to the plaintiffs an amount equal to CoP21,114 million (U.S.$7.6 million as of December 31, 2003, based on an exchange rate of CoP2,778.21 to U.S.$1.00, which was the Colombian Peso/Dollar exchange rate on December 31, 2003 as published by the Banco de la Republica de Colombia, the central bank of Colombia). We filed an appeal on January 13, 2004, and the case will be sent to the Superior Court of Ibague for review.

         In March 2001, 42 transporters filed a civil liability suit in the civil court of Ibague, Colombia, against three of our Colombian subsidiaries. The plaintiffs contend that these subsidiaries are responsible for the alleged damages caused by breach of raw material transportation contracts. The plaintiffs asked for relief in the amount of CoP127,242 million (U.S.$45.8 million as of December 31, 2003, based on an exchange rate of CoP2,778.21 to U.S.$1.00). As of April 30, 2004, this proceeding had not reached the evidentiary stage. Typically, proceedings of this nature continue for several years before final resolution.

         As of December 31, 2003, CEMEX, Inc. had accrued liabilities specifically relating to environmental matters in the aggregate amount of U.S.$
32.4 million. The environmental matters relate to (i) the disposal of various materials in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

         In December 2002, an ex-maritime broker for PRCC filed a civil liability lawsuit in Puerto Rico against CEMEX, S.A. de C.V., PRCC and other unaffiliated entities, including Puerto Rican authorities. The plaintiff contends that the defendants conspired to violate state and federal antitrust laws so that one of the defendants, who is not affiliated with us, could gain control of the maritime broker market in Port of Ponce,

Puerto Rico. The plaintiff has asked for relief in the amount of approximately U.S.$18 million. In September 2003, the United States District Court for the District of Puerto Rico dismissed all claims against us, and entered judgment accordingly. The plaintiff has subsequently filed two post-judgment motions requesting reconsideration of the court's opinion, and we have requested the denial of such motions. Resolution of these motions is still pending before the court.

         In March 2003, a lawsuit was filed in the Indonesian province of West Sumatra in the Padang District Court against (i) Gresik, an Indonesian cement producer in which we own a 25.5% interest through CAH and the Republic of Indonesia owns a 51% interest, (ii) Semen Padang, a 99.9%-owned subsidiary of Gresik that owns and operates Gresik's Padang cement plant, and (iii) several Indonesian government agencies. The lawsuit, which was filed by a foundation purporting to act in the interest of the people of West Sumatra, challenged the validity of the sale of Semen Padang by the Indonesian government to Gresik in 1995 on the grounds that the Indonesian government did not obtain the necessary approvals for such sale. On May 9, 2003, the Padang District Court issued an interim decision suspending Gresik's rights as a shareholder in Semen Padang on the grounds that ownership of Semen Padang was an issue in dispute. On March 31, 2004, the Padang District Court announced its final decision in favor of the foundation. On April 12, 2004, Gresik filed an appeal of this decision with the Padang District Court, which will in turn forward the appeal to the High Court of the West Sumatra province.

         After the failure of several attempts to reach a negotiated or mediated solution to these problems involving Gresik, on December 10, 2003, CAH filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. CAH is seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. ICSID has accepted and registered CAH's request for arbitration and issued a formal notice of registration on January 27, 2004. As a result of the registration, an Arbitral Tribunal will be established to hear the dispute. We cannot predict, however, what effect, if any, this action will have on our investment in Gresik or what the ruling of the Arbitral Tribunal will be. For a more detailed description of our investment in Gresik and the ongoing difficulties with Semen Padang, please see "Europe, Asia and Africa--Our Asian Operations--Our Indonesian Equity Investment" above.

         On April 27, 2004, a subsidiary of CEMEX Colombia received notice as a co-defendant, along with a government agency in charge of urban development in Bogota, another supplier, and a ready-mix industry association, in an action brought by a Colombian law firm on "public interest" grounds. The lawsuit alleges that the use of a certain type of cement-based material in the construction of roads for the "Transmilenio" public transport system and for regular traffic resulted in defects that impede the proper functioning of the "Transmilenio" system and hamper traffic flow. The lawsuit argues that CEMEX Colombia's subsidiary, the other supplier, and the ready mix-industry association promoted the use of the material, and seeks damages to pay for the repair of the defects or, if repair is not possible, the rebuilding of the defective road sections. We are currently evaluating the potential impact of this matter on our Colombian operations. Because it is very early in the process, we cannot estimate the financial implications of an adverse resolution, but we believe that it is unlikely to have a material adverse effect on our results of operations. We believe that this will be a protracted matter that may result in additional lawsuits or actions. We intend to defend our interests vigorously.

         In the ordinary course of our business, we are party to various legal proceedings. Other than as disclosed herein, we are not currently involved in any litigation or arbitration proceedings, including any such proceedings which are pending, which we believe will have, or have had, a material adverse effect on us, nor, so far as we are aware, are any proceedings of that kind threatened.

Item 5 - Operating and Financial Review and Prospects
         --------------------------------------------

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

         Mexico experienced annual inflation rates of 4.6% in 2001, 5.6% in 2002 and 3.9% in 2003. Mexican GAAP requires that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been restated in constant Mexican Pesos as of December 31, 2003. See note 2B to our consolidated financial statements included elsewhere in this annual report.

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

         The following table sets forth selected financial information as of and for each of the three years ended December 31, 2001, 2002, and 2003 by principal geographic area expressed as an approximate percentage of our total consolidated group before eliminations resulting from consolidation. We operate in countries with economies in different stages of development and structural reform, some of which are subject to fluctuations in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries. The variations in (1) the exchange rates used in the translation of the local currency to Mexican Pesos, and (2) the rates of inflation used for the restatement of our financial information to constant Mexican Pesos, as of the latest balance sheet presented, may affect the comparability of our results of operations and consolidated financial position from period to period.


                                                                                 %
                                                                              Central
                             %                                                America
                     %     United   %      %        %       %       %         and the      %
                  Mexico   States Spain Venezuela Colombia Egypt Philippines  Caribbean  Others Combined Elimination Consolidated

                               (in millions of constant Mexican Pesos as of December 31, 2003, except percentages)
Net Sales For
the
Period Ended:

December 31, 2001   35%    26%    10%     6%       3%     2%       2%           6%        10%    85,330    (8,758)     76,572
December 31, 2002   34%    24%    14%     4%       3%     2%       2%           7%        10%    83,192    (8,150)     75,042
December 31, 2003   34%    22%    16%     4%       3%     2%       2%           8%         9%    87,849    (7,321)     80,528

Operating Income
For the Period
Ended:

December 31, 2001   65%    19%    12%     9%       6%     2%       1%           4%        -18%   18,286      --        18,286
December 31, 2002   72%    21%    18%     8%       6%     1%      --            7%        -33%   15,029      --        15,029
December 31, 2003   70%    14%    18%     7%       6%     2%      --            7%        -24%   16,356      --        16,356

Total Assets at:

December 31, 2001   22%    17%    7%      4%       3%     3%       3%           3%        38%    312,550  (133,044)   179,506
December 31, 2002   24%    19%    9%      3%       3%     2%       4%           5%        31%    262,488   (79,738)   182,750
December 31, 2003   22%    18%    14%     3%       3%     2%       3%           5%        30%    256,442   (76,425)   180,017


Critical Accounting Policies

         We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding the overall financial reporting of CEMEX.

Income Taxes

         Our operations are subject to taxation in many different jurisdictions throughout the world. Under Mexican GAAP, we recognize deferred tax assets and liabilities using a balance sheet methodology which requires a determination of the permanent and temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Our overall strategy is to structure our worldwide operations to take greatest advantage of opportunities provided under the tax laws of the various jurisdictions to minimize or defer the payment of income taxes on a consolidated basis.

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

Recognition of the effects of inflation

         Under Mexican GAAP, the financial statements of each subsidiary are restated to reflect the loss of purchasing power (inflation) of its functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception of fixed assets of foreign origin and the equity accounts, are restated to account for inflation using the consumer price index applicable in each country. The result is reflected as an increase in the carrying value of each item. Fixed assets of foreign origin are restated using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency. The difference between the inflation of the country and the factor utilized to restate a fixed asset of foreign origin is presented in consolidated stockholders' equity in the line item Effects from Holding Non-Monetary Assets. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

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

         In the event of an abrupt and deep depreciation of the Mexican Peso against the U.S. Dollar, which would not be aligned with a corresponding inflation of the same magnitude, the carrying amounts of the Mexican assets, when presented in convenience translation into U.S. Dollars, will show a decrease in value, in terms of Dollars, by the difference between the rate of depreciation against the U.S. Dollar and the Mexican inflation rate.

Derivative financial instruments

         As mentioned in note 2N to our consolidated financial statements included elsewhere in this annual report, in compliance with the controls and procedures established by our risk management committee, we use derivative financial instruments such as interest rate and currency swaps, currency and stock forward contracts, options and futures, in order to reduce risks associated with changes in interest rates and foreign exchange rates of debt agreements and as a vehicle to reduce financing costs, as well as: (i) hedges of contractual cash flows and forecasted transactions, (ii) hedges of CEMEX's net investments in foreign subsidiaries, and (iii) hedges of the future exercise of options under our stock option programs. These instruments have been negotiated with institutions and corporations with significant financial capacity; therefore, we consider the risk of non-compliance with the obligations agreed to by such counterparties to be minimal. Some of these instruments have been designated as hedges of CEMEX's raw materials costs as well as debt or equity instruments. In other cases, although some derivatives comprise part of our financial strategy, they have not been designated as hedge instruments because accounting hedge requirements were not met.

         Effective January 1, 2001, in accordance with Bulletin C-2 "Financial Instruments", we recognize all derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair value and the changes in such values in the income statement for the period in which they occurred. There are several exemptions to the general rule when derivatives are qualified as accounting hedges (see note 2N to our consolidated financial statements included elsewhere in this annual report). Premiums paid or received on hedge derivative instruments are deferred and amortized over the life of the underlying hedged instrument or immediately when they are settled; in other cases, premiums are recorded in the income statement, at the time that they are received or paid. See notes 11 and 16 to our consolidated financial statements included elsewhere in this annual report.

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

         The estimated fair values of derivative financial instruments may fluctuate over time, and are based on estimated settlement costs or quoted market prices. These values should be viewed in relation to the fair values of the underlying instruments or transactions, and as part of our overall exposure to fluctuations in foreign exchange rates, interest rates and prices of shares. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure through our use of derivatives. The amounts exchanged are determined on the basis of the notional amounts and other items included in the derivative instruments.

Impairment of long-lived assets

         Our balance sheet reflects significant amounts of long-lived assets (mainly fixed assets and goodwill) associated with our operations throughout the world. Many of these amounts have resulted from past acquisitions, which have required us to reflect these assets at their fair market values at the dates of acquisition. We assess the recoverability of our long-lived assets periodically or whenever events or circumstances arise that we believe trigger a requirement to review such carrying values. This determination requires substantial judgment and is highly complex when considering the myriad of countries in which we operate, each of which has its own economic circumstances that have to be monitored. Additionally, we monitor the lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether an impairment has occurred.

Valuation reserves on accounts receivable and inventories

         On a periodic basis, we analyze the recoverability of our accounts receivable and our inventories (supplies, raw materials, work-in-process and finished goods), in order to determine if due to credit risk or other factors in the case of our receivables and due to weather or other conditions in the case of our inventories, some receivables may not be recovered or certain materials in our inventories may not be utilizable in the production process or for sale purposes. If we determine such a situation exists, the book value related to the non-recoverable assets are adjusted and charged to the income statement through an increase in the doubtful accounts reserve or the inventory obsolescence reserve, as appropriate. These determinations require substantial management judgment and are highly complex when considering the various countries in which we have operations, each having its own economic circumstances that requires continuous monitoring, and our numerous plants, deposits, warehouses and quarries. As a result, final losses from doubtful accounts or inventory obsolescence could differ from our estimated reserves.

Transactions in our own stock

         We have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our consolidated financial statements included elsewhere in this annual report. We view these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant judgment necessary to properly account for these transactions. Also, in some cases, the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our income statement. There is the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others.

Results of Operations

Consolidation of Our Results of Operations

         Our consolidated financial statements, included elsewhere in this annual report, include those subsidiaries in which we hold a majority interest or which we otherwise exercise control. All significant intercompany balances and transactions have been eliminated in consolidation.

         For the periods ended December 31, 2001, 2002 and 2003, our consolidated results reflect the following transactions:

         o In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$99.7 million, subject to adjustments. Located in Dixon, Illinois, the single cement facility has an annual production capacity of 560,000 metric tons.

         o In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of PRCC. The aggregate value of the transaction was approximately U.S.$281.0 million, including approximately U.S.$100.8 million of assumed net debt.

         o On July 12, 2002, we purchased 25,429 shares of common stock (approximately 0.3% of the outstanding share capital) of CAH from a CAH investor for a purchase price of approximately U.S.$2.3 million, increasing our equity interest in CAH to 77.7%. At the same time, we entered into agreements to purchase an additional 1,483,365 shares of CAH common stock (approximately 14.6% of the outstanding share capital) from several other CAH investors in exchange for 28,195,213 CEMEX CPOs (subject to anti-dilution adjustments), which exchange was originally scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. The exchange of 84,763 of these CAH shares took place in four quarterly tranches in 2003 as originally scheduled. In April 2003, we amended the terms of the July 12, 2002 agreements with respect to the remaining 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches during 2003, we agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004. On March 31, 2004, the exchange of the first tranche of 349,650 CAH shares took place as scheduled, and was settled on April 1, 2004. Notwithstanding the amendments, for accounting purposes, the CAH shares to be received by us in exchange for CEMEX CPOs are considered to be owned by us effective as of July 12, 2002. As a result of these transactions and pending their successful consummation, we will have increased our stake in CAH to 92.3%.

         o On July 31, 2002, we purchased, through a wholly-owned indirect subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in Solid, for approximately U.S.$95 million. At December 31, 2003, as a consequence of this transaction and the increase of our stake in CAH, as described above, our diluted economic interest in Solid was approximately 94.6%.

         o In May 2001, we acquired through CAH a 100% economic interest in Saraburi Cement Company, now known as CEMEX (Thailand) Co. Ltd. or CEMEX (Thailand), a cement company based in Thailand with an installed capacity of approximately 700,000 metric tons, for a total consideration of approximately U.S.$73 million.

         o In November 2000, we acquired 100% of the outstanding shares of common stock of Southdown, now CEMEX, Inc., in the United States for a total cost of approximately U.S.$2.8 billion.

         o In October 2000, CAH acquired our interest in Gresik. As a result of these transactions and the increase of our stake in CAH as described above, at December 31, 2003, our diluted economic interest in Gresik was 23.5%.

         o In November 1999, we acquired a 77% interest in Assiut for approximately U.S.$318.8 million. In 2000, we increased our interest in Assiut to 92.9%. In March 2001, we further increased our interest in Assiut to 95.8%.

         o In April 1999, we acquired a 15.8% interest in Cementos del Pacifico, now CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, a Costa Rican cement producer. In September 1999, we increased our interest in CEMEX Costa Rica to 95.3%. As of December 31, 2003, we had increased our interest in CEMEX Costa Rica to approximately 98.4%.

Selected Consolidated Income Statement Data

         The following table sets forth selected consolidated income statement data for CEMEX for each of the three years ended December 31, 2001, 2002, and 2003 expressed as a percentage of net sales.


                                                                                 Year Ended December 31,
                                                                          ------------------------------------
                                                                            2001          2002          2003
                                                                          --------      --------      --------
Net sales.......................................................           100.0         100.0          100.0
Cost of sales...................................................           (56.2)        (55.9)        (57.6)
                                                                          --------      --------      --------
     Gross profit...............................................            43.8          44.1          42.4
Operating expenses:
   Administrative...............................................           (11.4)        (12.6)        (11.1)
   Selling......................................................           (8.5)         (11.5)        (11.0)
                                                                          --------      --------      --------
     Total operating expenses...................................           (19.9)        (24.1)        (22.1)
                                                                          --------      --------      --------
   Operating income.............................................            23.9          20.0          20.3
Net comprehensive financing income (cost):
   Financial expense............................................           (5.9)         (5.1)          (5.3)
   Financial income.............................................            0.6           0.7            0.2
   Foreign exchange gain (loss), net............................            2.2          (1.2)          (2.4)
   Gain (loss) on valuation of marketable securities and other
     investments................................................            2.9          (4.8)          (0.8)
   Monetary position gain.......................................            4.0           5.4            4.6
                                                                          --------      --------      --------
   Net comprehensive financing income (cost)....................            3.8          (5.0)          (3.7)
                                                                          --------      --------      --------
Other expenses, net.............................................           (6.0)         (5.9)          (6.4)
   Income before income tax, business assets tax, employees'
     statutory profit sharing and equity in income of affiliates            21.7          9.0           10.2
                                                                          --------      --------      --------
Income tax and business assets tax, net.........................           (2.4)         (0.8)          (1.3)
Employees' statutory profit sharing.............................           (0.4)         (0.2)          (0.2)
                                                                          --------      --------      --------
   Total income taxes, business assets tax and employees' statutory
     profit sharing.............................................           (2.8)         (1.0)          (1.5)
   Income before equity in income of affiliates.................            18.9          8.0            8.7
Equity in income of affiliates..................................            0.3           0.5            0.5
                                                                          --------      --------      --------
Consolidated net income.........................................            19.2          8.5            9.2
                                                                          --------      --------      --------
Minority interest net income....................................            2.2           0.6            0.4
                                                                          --------      --------      --------
Majority interest net income....................................            17.0          8.0            8.8
                                                                          --------      --------      --------


Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Overview

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) in 2003 compared to 2002 in our net sales, before eliminations resulting from consolidation, sales volumes and prices for the major countries in which we have operations. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation which occurred during the period between the country's local currency vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using our weighted average inflation factor; therefore, such variations differ substantially from those based solely on the country's local currency:

----------------- ------------------------------------------ ------------------------ ------------- -----------------------
                                  Net Sales
----------------- ------------- --------------- ------------ ------------------------ ------------- -----------------------
                                 Approximate
                                   currency
                                fluctuations,   Variations
                                --------------      in
                   Variations       net of       constant                                Export        Average Domestic
                    in local      inflation       Mexican                                Sales         Prices in local
                    currency       effects         Pesos     Domestic Sales Volumes     Volumes            currency
                  ------------- --------------- ------------
    Country                                                   Cement     Ready-Mix       Cement      Cement     Ready-Mix
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
Mexico               +15.3%         -11.6%         +3.7%       +4%         +13%           -24%         +2%         -2%
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
United States        -1.0%          -2.0%          -3.0%       +2%          +4%           N/A          -2%        Flat
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
Spain                +3.5%          +17.5%        +21.0%       +5%          +5%           -21%         -1%        Flat
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
Venezuela            -5.7%          +8.7%          +3.0%       -13%         -6%           +17%         +3%         +6%
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
Colombia             +11.4%         +0.2%         +11.6%       +1%         +34%           N/A          +6%         +4%
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
Central America
and the
Caribbean            +14.1%         +1.90%        +16.0%       +7%         +72%           N/A          -1%         -4%
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
Philippines          +6.1%          -5.3%          +0.8%      -2.3%        +86%           +44%         +4%         -9%
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
Egypt                +20.6%         -32.5%        -11.9%       -12%        +193%          N/A         +22%        +13%
----------------- ------------- --------------- ------------ --------- -------------- ------------- ---------- ------------
N/A = Not Applicable

         On a consolidated basis, our cement sales volumes increased approximately 5%, from 61.8 million tons in 2002 to 64.7 million tons in 2003, and our ready-mix concrete sales volumes increased approximately 13%, from 19.2 million cubic meters in 2002 to 21.7 million cubic meters in 2003. Our net sales increased approximately 7% from Ps75,042 million in 2002 to Ps80,528 million in 2003 in constant Peso terms, and our operating income increased approximately 9% from Ps15,029 million in 2002 to Ps16,356 million in 2003 in constant Peso terms.

Net Sales

         Our net sales increase of 7% in constant Peso terms during 2003 was primarily attributable to higher sales volumes in most of our markets, and the consolidation of the results of operations of PRCC for the entire year in 2003 compared to just five months in 2002, which were partially offset by a decrease in domestic cement sales volumes in Venezuela, Philippines and Egypt and lower domestic cement prices in the United States and Central America and the Caribbean. Of our consolidated net sales in constant Peso terms in 2002 and 2003, approximately 76% and 73%, respectively, were derived from sales of cement, approximately 19% and 22%, respectively, from sales of ready-mix concrete and approximately 5% in both years from sales of other construction materials and services.

         Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a country-by-country basis.

         Mexico
         ------

         Our Mexican operations' domestic gray cement sales volumes increased approximately 4% in 2003 compared to 2002, and ready-mix concrete sales volumes increased approximately 13% during the same period. The increase in sales volumes resulted primarily from increased demand in the public sector, particularly from infrastructure projects and social housing, while the industrial and commercial sectors remained stable during the year. However, the sales volumes increases were partially offset by a significant decrease in cement export volumes. Our Mexican operations' cement export volumes, which represented 5% of our Mexican cement sales volumes in 2003, decreased approximately 24% in 2003 compared to 2002, despite stable exports to the U.S. market, due mainly to a reduction in our exports from Mexico to the Caribbean region. Responsibility for exports to the Caribbean region has been assumed by our Venezuelan operations. Of our Mexican operations' cement export volumes during 2003, 71.4% was shipped to the United States, 27.4% to Central America and the Caribbean and 1.2% to South America. The average cement price in Mexico increased approximately 2% in constant Peso terms in 2003 compared to 2002, and the average ready-mix concrete price decreased approximately 2% in constant Peso terms over the same period (these prices increased 6% and 0.1%, respectively, in nominal Peso terms).

         As a result of the increases in cement and ready-mix concrete sales volumes and the increase in the average domestic cement price, partially offset by a decrease in the average ready-mix prices, net sales in Mexico, in constant Peso terms reflecting Mexican inflation, increased approximately 4% in 2003 compared to 2002, despite the decline in cement export volumes.

         United States
         -------------

         Our United States operations' cement sales volumes, which include cement purchased from our other operations, increased approximately 2% in 2003 compared to 2002, and ready-mix concrete sales volumes increased approximately 4% over the same period. The increases in sales volumes is primarily attributable to strong demand from the cement-intensive public works sector, in particular street and highway construction, and the residential sector during the second half of 2003, while the industrial and commercial sectors reversed their downward trend and are now more stable. The average sales price of cement decreased approximately 2% in Dollar terms during 2003 compared to 2002. The average price of ready-mix concrete remained flat during 2003 compared to 2002.

         As a result of the decrease in the average sales price of cement and the sale of some of our mineral products businesses, net sales in the United States declined approximately 1% in U.S. Dollar terms in 2003 compared to 2002, despite the increases in cement and ready-mix concrete sales volumes.

         Spain
         -----

         Our Spanish operations' domestic cement sales volumes increased approximately 5% in 2003 compared to 2002, and ready-mix concrete sales volumes increased approximately 5% during the same period. The increase in sales volumes was primarily driven by strong residential construction activity and increased spending in public works due to Spain's infrastructure program. Our Spanish operations' cement export volumes, which represented 3% of our Spanish cement sales volumes in 2003, decreased approximately 21% in 2003 compared to 2002 primarily due to increased domestic demand. Of our Spanish operations' total cement export volumes during 2003, 47.8% was shipped to the United States, 31.4% to Africa and 20.8% to Europe and the Middle East. The average sales price of cement decreased approximately 1% in Euro terms during 2003 compared to 2002, and the average price of ready-mix concrete remained flat in Euro terms over the same period.

         As a result of the increases in cement and ready-mix concrete sales volumes, net sales in Spain, in Euro terms, increased approximately 3.5% in 2003 compared to 2002, despite the decline in cement export volumes and in domestic cement prices.

         Venezuela
         ---------

         Our Venezuelan operations' domestic cement sales volumes decreased approximately 13% in 2003 compared to 2002, while ready-mix concrete sales volumes decreased approximately 6% during the same period. The decreases in sales volumes and ready-mix concrete sales volumes were mainly driven by the downturn in construction activity in Venezuela and limited government spending on infrastructure as a result of the continuing political and economic turmoil in Venezuela, which were partially offset by increased demand from the self-construction sector.

         Our Venezuelan operations' cement export volumes, which represented 56% of our Venezuelan cement sales volumes in 2003, increased approximately 17% in 2003 compared to 2002. The increase in cement export volumes was due to an increased focus on the export market to offset the contraction of the local market. Of our Venezuelan operations' total cement export volumes during 2003, 63.6% was shipped to the United States and 36.4% to the Caribbean and South America.

         Our Venezuelan operations' average domestic sales price of cement increased approximately 3% in constant Bolivar terms in 2003 compared to 2002, while the average domestic sales price of ready-mix concrete increased approximately 6% in constant Bolivar terms over the same period.

         As a result of the decreases in domestic cement and ready mix sales volumes, net sales in Venezuela, in constant Bolivar terms, decreased approximately 5.7% in 2003 compared to 2002.

         Colombia
         --------

         Our Colombian operations' domestic cement sales volumes increased approximately 1% in 2003 compared to 2002, primarily as a result of increased demand from the private residential construction sector. Our Colombian operations' ready-mix concrete sales volumes increased approximately 34% in 2003 compared to 2002, primarily as a result of an increase in government spending on infrastructure, particularly on transportation. For the year ended December 31, 2003, sales of ready-mix concrete in Colombia represented approximately 33% of our Colombian operations' net sales.

         Our Colombian operations' average sales price of cement increased 6% in Colombian Peso terms in 2003 compared to 2002, while the average domestic sales price of ready-mix concrete increased approximately 4% in Colombian Peso terms over the same period.

         As a result of the increases in domestic cement and ready-mix concrete sales volumes and the increases in the average domestic sales prices of cement and ready-mix concrete, net sales in Colombia, in Colombian Peso terms, increased approximately 11.4% in 2003 compared to 2002.

         Central America and the Caribbean
         ---------------------------------

         Our Central American and Caribbean operations consist of our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as several cement terminals in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes increased approximately 8% in 2003 compared to 2002, primarily as a result of the inclusion of our Puerto Rican operations in our consolidated results for the entire year in 2003 (representing approximately 22% of our total cement sales volume in the region during 2003) and just five months (August through December) for 2002. Excluding our trading operations in the Caribbean region, domestic cement sales volumes increased 7% in 2003 compared to 2002. Our Caribbean region trading operations' cement sales volumes increased approximately 36% in 2003 compared to 2002, primarily as a result of exports to the United States from the Caribbean region instead of from Venezuela for several months in the beginning of 2003 due to the political and economic turmoil and general labor strikes in Venezuela at that time, as well as increased sales of white cement to several Central American countries during the third quarter of 2003. Our Central American and Caribbean operations' ready-mix concrete sales volumes increased approximately 72% in 2003 compared to 2002, primarily due to the inclusion of our Puerto Rican operations for the entire year in 2003, which operations represented approximately 60% of our total ready-mix concrete sales volumes in the region. We also benefited from higher volumes in most of our markets in the region during 2003 and the inclusion of a full year of ready-mix concrete sales in Costa Rica, since these ready-mix operations in Costa Rica only began in the third quarter of 2002.

         Our Central American and Caribbean operations' average domestic cement sales price decreased approximately 1% in Dollar terms in 2003 compared to 2002, while the average ready-mix concrete sales price decreased approximately 4% in Dollar terms over the same period.

         As a result of the increases in domestic cement and ready-mix concrete sales volumes, net sales in our Central American and Caribbean region, in Dollar terms, increased approximately 14.1% in 2003 compared to 2002, despite the decline in the average sales price of both domestic cement and ready-mix concrete prices.

         The Philippines
         ---------------

         Our Philippine operations' domestic cement sales volumes decreased approximately 2.3% in 2003 compared to 2002, primarily as a result of decreased demand in the public works sector due to reductions in government spending on infrastructure, which was offset by a 4% increase, in Philippine Peso terms, in the average domestic sales price of cement over the same periods. Our ready-mix concrete sales volumes in the Philippines increased approximately 86% in 2003 compared to 2002, while the average ready-mix concrete price decreased approximately 9% in Philippine Peso terms over the same periods. The increase in ready-mix concrete sales volumes was primarily attributable to a weak economic environment during 2002 and new construction contracts in

2003. Our Philippine operations' ready-mix concrete business, which began in 2001, is still under development and represents a relatively small portion of our overall Philippine operations. For the year ended December 31, 2003, sales of ready-mix concrete in the Philippines represented approximately 1% of our Philippine operations' net sales.

         As a result of the increases in ready-mix concrete sales volumes and in the average cement sales price, which were partially offset by decreases in domestic cement volumes and in the average ready-mix concrete sales price, net sales in the Philippines, in Philippine Peso terms, increased approximately 6% in 2003 compared to 2002.

         Thailand
         --------

         Our Thai operations' domestic cement sales volumes increased approximately 10% in 2003 compared to 2002, primarily due to increased government spending on infrastructure projects. Our Thai operations' average sales price of cement increased approximately 16% in Baht terms in 2003 compared to 2002. Cement prices in Thailand are indirectly controlled by the Thai government.

         As a result of the increases in domestic cement sales volumes and the average cement sales price, net sales in Thailand, in Baht terms, increased approximately 28% in 2003 compared to 2002.

         Egypt
         -----

         Our Egyptian operations' domestic cement sales volumes decreased approximately 12% in 2003 compared to 2002, primarily as a result of exceptionally high cement volumes in 2002 and decreased demand in the commercial and tourism sectors. These factors, however, were partially offset by increased government spending on infrastructure and a strong self-construction sector. The decrease in domestic sales volumes was also partially offset by a 22% increase, in Egyptian pound terms, in the average domestic sales price of cement in 2003 compared to 2002, which was primarily due to our commercial strategy. Our Egyptian operations' cement export volumes represented 13% of our Egyptian cement sales volumes in 2003. We only began exporting cement from Egypt during the second quarter of 2003. Of our Egyptian operations' cement export volumes during 2003, 61% was shipped to Africa and 39% was shipped to Europe and the Middle East. Our Egyptian operations' ready-mix sales volumes increased 193% in 2003 compared to 2002, primarily because sales volumes in 2002 were negligible. Our ready-mix operations in Egypt, which began in 2002, are still under development and constitute a relatively minor portion of our overall Egyptian operations. For the year ended December 31, 2003, sales of ready-mix concrete in Egypt represented approximately 3% of our Egyptian operations' net sales.

         As a result of the decrease in cement sales volumes combined with the offsetting increase in domestic cement sales prices, net sales in Egypt, in Egyptian pound terms, increased approximately 21% in 2003 compared to 2002.

Cost of Sales

         Our cost of sales, including depreciation, increased 11% from Ps41,925 million in 2002 to Ps46,422 million in 2003 in constant Peso terms, primarily as a result of a higher percentage of sales of ready-mix concrete and other products, which have a higher cost of sales as compared to cement, as well as increased energy and insurance costs, and the consolidation of our Puerto Rican operations for the entire year in 2003 compared to just five months in 2002, which represented approximately 13% of the increase. As a percentage of sales, cost of sales increased 1.7% from 55.9% in 2002 to 57.6% in 2003.

Gross Profit

         Our gross profit increased by 3% from Ps33,117 million in 2002 to Ps34,106 million in 2003 in constant Peso terms. Our gross margin decreased from 44.1% in 2002 to 42.4% in 2003, as a result of the changes in our product mix described above. The increase in our gross profit is primarily attributable to the 7% increase in our net sales in 2003 compared to 2002, partially offset by the 11% increase in our cost of sales in 2003 compared to 2002.

Operating Expenses

         Our operating expenses decreased 2% from Ps18,088 million in 2002 to Ps17,750 million in 2003 in constant Peso terms, primarily as a result of our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses. As a percentage of sales, our operating expenses decreased from 24.1% in 2002 to 22.1% in 2003.

Operating Income

         For the reasons mentioned above, our operating income increased 9% from Ps15,029 million in 2002 to Ps16,356 million in 2003.

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



                                                                   Year Ended December 31,
                                                               --------------------------------
                                                                   2002               2003
                                                               --------------     -------------
                                                               (in millions of constant Pesos)
Net comprehensive financing income (expense):

Financial expense.......................................       Ps (3,814)       Ps  (4,278)
Financial income........................................             512               188
Foreign exchange gain (loss), net.......................            (884)           (1,929)
Gain (loss) on valuation and liquidation of financial
   instruments..........................................          (3,630)           (670  )
Monetary position gain..................................           4,039             3,683
                                                               ----------       ------------
    Net comprehensive financing income (expense)........       Ps (3,777)       Ps  (3,006)
                                                               ==========       ============

         Our net comprehensive financing result improved from an expense of Ps3,777 million in 2002 to an expense of Ps3,006 million in 2003. The components of the change are shown above. Our financial expense was Ps4,278 million for 2003, an increase of 12% from Ps3,814 million in 2002. The increase was primarily attributable to a higher level of interest rates swaps at a level above current market rates during 2003, which were entered into in an effort to shift our interest rate profile to more fixed rates. Our financial income decreased 63% from Ps512 million in 2002 to Ps188 million in 2003 as a result of the decline in interest rates. Our net foreign exchange results deteriorated from a loss of Ps884 million in 2002 to a loss of Ps1,929 million in 2003. The foreign exchange loss in 2003 is primarily attributable to the depreciation of the Peso against the Dollar and the appreciation of the Japanese Yen against the Dollar as compared to the foreign exchange loss in 2002, which also was primarily attributable to the depreciation of the Peso against the Dollar, but was partially offset by the depreciation of the Japanese Yen against the Dollar. Our gain (loss) from valuation and liquidation of financial instruments improved from a loss of

Ps3,630 million in 2002 to a loss of Ps670 million in 2003, primarily attributable to valuation improvements from our derivative financial instruments portfolio (discussed below) during 2003. See notes 11 and 16 to our consolidated financial statements included elsewhere in this annual report. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) decreased from a gain of Ps4,039 million during 2002 to a gain of Ps3,683 million during 2003, mainly as a result of the decrease in the weighted average inflation index used in the determination of the monetary position result, combined with the decrease in our monetary liabilities in 2003 compared to 2002.

Derivative Financial Instruments

         Our derivative financial instruments that have a potential impact on our comprehensive financing result consist of equity forward contracts designated as hedges of our executive stock option programs (see notes 15 and 16 to our consolidated financial statements included elsewhere in this annual report), foreign exchange derivative instruments, excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries, interest rate swaps, cross currency swaps, interest rate swap options (swaptions), other interest rate derivatives, fuel and energy derivatives and third party equity forward contracts. Of the loss of Ps670 million in 2003 recognized in the item gain (loss) on valuation and liquidation of financial instruments, an approximate loss of Ps984 million is attributable to changes in the fair value of our interest rate derivatives, while an approximate loss of Ps80 million resulted from changes in the fair value of our foreign currency derivatives. These losses were partially offset by a net valuation gain of approximately Ps343 million resulting from changes in the fair value of our equity forward contracts that hedge our stock option programs, net of the costs generated by such programs, and an approximate valuation gain of Ps51 million resulting from changes in the fair value of our marketable securities. These valuation effects accounted for substantially all the loss recorded in 2003 under the line item gain (loss) on valuation and liquidation of financial instruments presented above. Despite the overall valuation loss, we experienced valuation improvements in most of these financial derivatives in 2003 compared to 2002. See "Qualitative and Quantitative Market Disclosure --Our Derivative Financial Instruments" and "Qualitative and Quantitative Market Disclosure -- Interest Rate Risk, Foreign Currency Risk and Equity Risk." See also notes 11 and 16 to our consolidated financial statements included elsewhere in this annual report. The estimated net gain mentioned above, determined by the excess between the fair value gain of our equity forward contracts that hedge the potential exercise of our executive stock option programs over the costs associated with the intrinsic value of our executives' options, is primarily attributable to slight differences in the strike price established in the forward contracts as compared to those of the options. The fair value gain of our equity forward contracts and the costs associated with the stock options both are attributable to the increase, during 2003, in the market price of our listed securities (ADSs and CPOs) as compared to 2002. The estimated fair value loss of our interest rate derivatives is primarily attributable to the continuing decline in market interest rates, as we had fixed our interest rate profile at a level above current market rates.

Other Expenses, Net

         Our other expenses for 2003 were Ps5,133 million, a 15% increase from Ps4,465 million in 2002. The increase was primarily attributable to the recognition of impairment charges on several long-lived assets during 2003 of approximately Ps1,118.3 million compared with Ps102.9 million in 2002. See notes 9 and 10 to our consolidated financial statements included elsewhere in this annual report.

         Excluding impairment charges, other expenses decreased approximately 8% in 2003 as compared to 2002, mainly as a result of lower anti-dumping duty expense during 2003 compared to 2002 and also the absence of the extraordinary expense incurred during 2002 as a result of the premium paid on our cash tender offer for our 12 3/4% notes due 2006, the consent fee paid in connection with our consent solicitation for our 9.625% notes due 2009 and a non-recurring expense related to the termination of our distribution agreement in Taiwan. See notes 11 and 21F to our consolidated financial statements included elsewhere in this annual report.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our effective tax rate was 12.3% in 2003 compared to 9.3% in 2002. Our tax expense, which primarily consists of income taxes and business assets tax, increased 60% from Ps629 million in 2002 to Ps1,007 million in

2003. The increase was attributable to higher taxable income in 2003 as compared to 2002. Our average statutory income tax rate was approximately 34% in 2003 and approximately 35% in 2002.

         Employees' statutory profit sharing increased from Ps118 million during 2002 to Ps191 million during 2003 due to higher taxable income for profit sharing purposes in Mexico. See note 17B to our consolidated financial statements included elsewhere in this annual report.

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

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2003 increased 16%, from Ps6,392 million in 2002 to Ps7,409 million in 2003. The percentage of our consolidated net income allocable to minority interests decreased from 6.6% in 2002 to 4.6% in 2003, as a result of our prepayment in October 2003 of the remaining portion of the preferred equity balance of the preferred equity transaction related to the financing of our acquisition of Southdown, Inc., now CEMEX, Inc., in 2000. Majority interest net income increased by 18%, from Ps5,967 million in 2002 to Ps7,067 million in 2003, mainly as a result of our increase in net sales, the decrease in our valuation losses on derivative financial instruments and a lower portion of consolidated net income allocable to minority interests, partially offset by the increases in our foreign exchange loss, the decrease in our monetary position gain, the increase in our other expenses and higher income taxes. As a percentage of net sales, majority interest net income increased from 8.0% in 2002 to 8.8% in 2003.

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

         These unfavorable economic conditions have been partially offset by:

         o our ability to enter into new markets in the Caribbean, through our acquisition of PRCC in July 2002, and

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

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) in 2002 compared to 2001 in our net sales, before eliminations resulting from consolidation, sales volumes and prices for the major countries in which we have operations. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation occurred during the period between the country's local currency vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using CEMEX's weighted average inflation factor; therefore, such variations substantially differ from those based solely on the country's local currency:


--------------- ----------------------------------------- --------------------------- ------------ ------------------------
                               Net Sales
--------------- ------------ --------------- ------------ --------------------------- ------------ ------------------------
                              Approximate                   Domestic Sales Volumes      Export        Average Domestic
                Variations      currency     Variations                                  Sales         Prices in local
                 in local    fluctuations,       in                                     Volumes           currency
                 currency        net of       constant
                               inflation       Mexican
                                effects         Pesos
    Country                                                  Cement       Ready-Mix      Cement       Cement     Ready-Mix
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Mexico             -1.0%         -3.0%          -4.0%         +4%          +10%          -25%         -6%          -8%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
United States      -7.7%         -2.0%          -9.7%         -5%          Flat           N/A         -1%          +1%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Spain              +3.5%         +25.8%        +29.3%         +2%           +6%           +5%         +1%          -1%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Venezuela          -7.8%         -24.4%        -32.2%        -17%          -23%          -15%         +12%         +5%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Colombia           +9.4%         -16.4%         -7.0%         +2%           -3%           N/A         +9%          +3%
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Central           +16.5%         +0.8%         +17.3%        +14%          +152%          N/A         +5%          N/A
America and
the Caribbean
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Philippines        -8.2%         +8.3%          +0.1%        +36%          -68%          -33%         -23%        Flat
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
Egypt             +10.1%         +1.0%         +11.1%        +18%           N/A           N/A         -8%          N/A
--------------- ------------ --------------- ------------ ------------ -------------- ------------ ----------- ------------
N/A = Not Applicable


         On a consolidated basis, our cement sales volumes increased 1%, from
61.2 million tons in 2001 to 61.8 million tons in 2002, and our ready-mix concrete sales volumes increased 6%, from 18.2 million cubic meters in 2001 to
19.2 million cubic meters in 2002. However, our net sales decreased 2% from Ps76,572 million in 2001 to Ps75,042 million in 2002 in constant Peso terms, and our operating income decreased 18% from Ps18,286 million in 2001 to Ps15,029 million in 2002 in constant Peso terms.

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

         Mexico
         ------

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

         As a result of the decline in average cement and ready-mix prices and the decline in cement export volumes, net sales in Mexico, in constant Peso terms using Mexican inflation, declined approximately 1% in 2002 compared to 2001, despite increases in domestic cement sales volumes and ready-mix concrete sales volumes.

         United States
         -------------

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

         As a result of the decline in cement sales volumes and average cement prices, net sales in the United States declined approximately 7.7% in U.S. Dollar terms in 2002 compared to 2001.

         Spain
         -----

         Our Spanish operations' domestic cement sales volumes increased 2% in 2002 compared to 2001, and ready-mix concrete sales volumes increased 6% during the same period. The increase in sales volumes was primarily driven by increased spending in public works and strong residential construction activity, combined with the effects of a strong Euro. Our Spanish operations' cement export volumes, which represented 3% of our Spanish cement sales volumes in 2002, increased 5% in 2002 compared to 2001 (despite the strong Euro) due to our Spanish operations' expansion into new markets in Mauritania (Africa) and the Caribbean during the second half of 2002. Of our Spanish operations' total cement export volumes during 2002, 20% was shipped to Europe and the Middle East, 39% to Africa, 37% to the United States and 4% to the Caribbean region. In addition, the average sales price of cement increased 1% in Euro terms during 2002 compared to 2001. This increase was only partially offset by a corresponding 1% decrease in the average price of ready-mix concrete.

         As a result of the increase in cement sales volumes and prices, net sales in Spain, in Euro terms, increased 3.5% in 2002 compared to 2001.

         Venezuela
         ---------

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

         Our Venezuelan operations' average domestic sales price of cement increased 12% in constant Bolivar terms in 2002 compared to 2001, while the average domestic sales price of ready-mix concrete increased approximately 5% in constant Bolivar terms over the same period. However, these increases in average prices were not sufficient to offset the decrease in sales volumes; therefore, net sales in Venezuela, in constant Bolivar terms, declined approximately 7.8% in 2002 compared to 2001.

         During the end of the second and beginning of the third quarter of 2002, we experienced a 36 day labor strike in the Pertigalete plant, our major cement plant in Venezuela. However, local market supply was met by existing inventory, and our trading network covered volumes which otherwise would have been exported from Venezuela.

         Colombia
         --------

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

         Central America and the Caribbean
         ---------------------------------

         Our Central American and Caribbean operations consist of our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Spain, Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes increased approximately 12% (or approximately 15%, excluding our trading operations in the Caribbean region) in 2002 compared to 2001, primarily as a result of our acquisition of PRCC in July 2002, which represented 9% of our total cement sales volume in that region during 2002. Our Central American and Caribbean operations' ready-mix concrete sales volumes increased approximately 152% in 2002 compared to 2001, primarily due to the inclusion of our Puerto Rican operations, and the beginning of ready-mix concrete sales in Costa Rica in the third quarter of 2002.

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

         The Philippines
         ---------------

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

         Thailand
         --------

         Our Thai operations include Saraburi, now named CEMEX (Thailand), which we acquired in May 2001 through our 92.3%-owned subsidiary CEMEX Asia Holdings, Ltd. Accordingly, CEMEX (Thailand)'s results of operations are consolidated in our results of operations for all of 2002, but only for seven months in 2001. CEMEX (Thailand)'s net sales accounted for approximately 0.2% of our consolidated net sales for the seven-month period ended December 31, 2001 and approximately 0.3% of our consolidated net sales for the year ended December 31, 2002.

         Egypt
         -----

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

Cost of Sales

         Our cost of sales, including depreciation, decreased 3% from Ps43,070 million in 2001 to Ps41,925 million in 2002 in constant Peso terms, as a result of the reclassification of the expenses related to distribution of our products as operating expenses in the income statement for the full year in 2002 and partially in 2001. During 2001, approximately Ps1,725 million of such expenses were included in cost of sales. During 2002, the reclassification of expenses accounted for substantially all the 3% decrease in cost of sales. As a percentage of sales, cost of sales decreased from 56.2% in 2001 to 55.9% in 2002.

Gross Profit

         Our gross profit decreased by 1% from Ps33,502 million in 2001 to Ps33,117 million in 2002 in constant Peso terms. Our gross margin increased slightly from 43.8% in 2001 to 44.1% in 2002, reflecting the reclassification of distribution expenses discussed above. The decrease in our gross profit is mainly attributable to the 2% decrease in net sales, partially offset by the 3% decrease in cost of sales from 2001 to 2002.

Operating Expenses

         Our operating expenses increased 19% from Ps15,216 million in 2001 to Ps18,088 million in 2002 in constant Peso terms. This increase was primarily a result of our rollout expenses related to the implementation of the CEMEX Way, which included increased efforts to strengthen our commercial and distribution network worldwide in an effort to lower our costs in the future and make our business processes more efficient. Also affecting operating expenses was the reclassification of the expenses related to distribution of our products as operating expenses in the income statement for the full year in 2002 and partially in 2001; during 2001, approximately Ps1,725 million of such expenses were included in cost of sales, representing approximately 37% of the increase in operating expenses discussed above. As a percentage of sales, our administrative and selling expenses increased from 19.9% in 2001 to 24.1% in 2002.

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


                                                                   Year Ended December 31,
                                                               --------------------------------
                                                                   2001               2002
                                                               --------------     -------------
                                                               (in millions of constant Pesos)
Net comprehensive financing income (expense):

Financial expense.......................................       Ps (4,554)       Ps   (3,814)
Financial income........................................             451                512
Foreign exchange gain (loss), net.......................           1,701               (884)
Gain (loss) on valuation and liquidation of financial
 instruments............................................           2,209             (3,630)
Monetary position gain..................................           3,120              4,039
                                                               ----------         -----------
    Net comprehensive financing income (expense)........        Ps 2,927          Ps  (3,777)
                                                               ==========         ===========

         Our net comprehensive financing income (expense) decreased from income of Ps2,927 million in 2001 to an expense of Ps3,777 million in 2002. The components of the change are shown above. Our financial expense was Ps3,814 million for 2002, a decrease of 16% from Ps4,554 million in 2001. The decrease was primarily attributable to lower average interest rates as a result of market conditions. Our financial income increased 14% from Ps451 million in 2001 to Ps512 million in 2002 as a result of a higher level of investments in fixed rate instruments during the year. Our net foreign exchange results amounted to a loss of Ps884 million in 2002 compared to a gain of Ps1,701 million in 2001. The foreign exchange loss in 2002 is primarily attributable to the appreciation of the Japanese Yen and the Dollar against the Peso and the effect that such appreciation had in our Japanese Yen and Dollar denominated debt. Our gain (loss) from valuation and liquidation of financial instruments decreased from a gain of Ps2,209 million in 2001 to a loss of Ps3,630 million in 2002, primarily attributable to a non-recurring gain obtained in 2001 through the sale of marketable securities of approximately Ps1,474 million, combined with valuation losses in 2002 on our derivative financial instruments portfolio (discussed below). See notes 11, 12, and 16 to our consolidated financial statements included elsewhere in this annual report. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) increased from Ps3,120 million during 2001 to Ps4,039 million during 2002, as a result of the increase in the weighted average inflation index in 2002 compared to 2001.

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

Other Expenses, Net

         Our other expenses for 2002 were Ps4,465 million, a 3% decrease from Ps4,611 million in 2001. The decrease was primarily attributable to expenses related to a voluntary exchange program of options under our stock option program during 2001. See note 15C to our consolidated financial statements included elsewhere in this annual report. This decrease was partially offset by the expense incurred during 2002 as a result of the premium paid on our cash tender offer for our 12 3/4% notes due 2006, the consent fee paid in connection with our consent solicitation for our 9.625% notes due 2009 and a non-recurring expense related to the termination of our distribution agreement in Taiwan. See note 21F to our consolidated financial statements included elsewhere in this annual report.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our effective tax rate was 9.3% in 2002 compared to 11.1% in 2001. Our tax expense, which primarily consists of income taxes and business assets tax, decreased 66% from Ps1,845 million in 2001 to Ps629 million in 2002. Approximately 32% of the decrease was attributable to lower taxable income in 2002 as compared to 2001, and 34% of the decrease resulted from the recognition of the deferred income taxes for the year that was an income of Ps434.8 million in 2002 as compared to an expense of Ps221.1 million in 2001 due mainly to the change in the enacted income tax ratio in Mexico which decreased to 34% in 2002 from 35% in 2001, and also to variations in temporary differences between book and taxable amounts that occurred during 2002. Our average statutory income tax rate was approximately 34% in 2002 and approximately 35% in 2001.

         Employees' statutory profit sharing decreased from Ps261 million during 2001 to Ps118 million during 2002 due to lower taxable income for profit sharing purposes in Mexico and Venezuela. See note 17B to our consolidated financial statements included elsewhere in this annual report.

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

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2002 decreased 57%, from Ps14,723 million in 2001 to Ps6,392 million in 2002. The percentage of our consolidated net income allocable to minority interests decreased from 12% in 2001 to 7% in 2002, as a result of our prepayment of a portion of the preferred equity balance of the preferred equity transaction related to the financing of our acquisition of Southdown, now renamed CEMEX, Inc., in 2000. Majority interest net income decreased by 54%, from Ps13,027 million in 2001 to Ps5,967 million in 2002, mainly as a result of our decrease in net sales, the increase in operating expenses and the increase in our valuation losses on derivative financial instruments, partially offset by our reductions in cost of sales, interest expense and income taxes and the increase in our monetary position gain. As a percentage of net sales, majority interest net income decreased from 17% in 2001 to 8% in 2002.


Liquidity and Capital Resources

Operating Activities

         We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short-term and long-term. Although cash flow from our operations has historically overall met our liquidity needs for operations, servicing debt and funding acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, we also rely on cost-cutting and continual operating improvements to optimize capacity utilization and maximize profitability as well as to offset the risks associated with having worldwide operations. Our consolidated net resources provided by operating activities were Ps26.1 billion in 2001, Ps19.1 billion in 2002 and Ps17.6 billion in 2003. (See our Statement of Changes in the Financial Position included elsewhere in this annual report.)

Our Indebtedness

         As of December 31, 2003, we had approximately U.S.$5.9 billion (Ps65.9 billion) of total debt, of which approximately 23% was short-term and 77% was long-term. Approximately 22% of our long-term debt, or U.S.$1.0 billion (Ps11.4 billion), is to be paid in 2005, unless extended. As of December 31, 2003, 68% of our consolidated debt was Dollar-denominated, 18% was Euro-denominated, 14% was Japanese Yen-denominated and immaterial amounts were denominated in other currencies, after giving effect to our cross currency swap arrangements discussed elsewhere in this annual report. The weighted average interest rates paid by us in 2003 in our main currencies were 5.4% on our Dollar-denominated debt, 3.1% on our Euro-denominated debt and 0.9% on our Yen-denominated debt. The ratio of total indebtedness, including certain transactions that do not qualify as debt instruments under Mexican GAAP and that are used to calculate this ratio for financial covenant purposes, to total capitalization as of December 31, 2003 was approximately 46.7% and as of December 31, 2002 was approximately 47.5%.

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

         Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital investment programs. CEMEX Mexico and Empresas Tolteca de Mexico, two of our principal Mexican subsidiaries, have provided guarantees of our indebtedness in the amount of U.S.$3.1 billion (Ps35.3 billion), as of December 31, 2003. See Item 3 -- "Key Information -- Risk Factors -- Our ability to pay dividends and repay debt depends on our ability to transfer income and dividends from our subsidiaries," "--We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs, ADSs, appreciation warrants and ADWs," and note 23(x) to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2003, we and our subsidiaries had lines of credit totaling Ps43.7 billion at annual rates of interest ranging from 0.6% to 13.5%, in accordance with the currency in which they were negotiated. The unused amounts of those lines of credit totaled approximately Ps25.7 billion as of December 31, 2003. In addition to these lines of credit, from time to time we borrow money from banks and other financial institutions.

         Some of the debt instruments in respect of our and our subsidiaries' indebtedness contain various covenants, which, among other things, require us and them to maintain specific financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in our interest. From time to time, we have sought and obtained waivers and amendments to some of our and our subsidiaries' debt agreements, principally in connection with acquisitions. Our failure to obtain any required waivers may result in the acceleration of the affected indebtedness and could trigger our obligations to make payments of principal, interest and other amounts under our other indebtedness, which could have a material adverse effect on our financial condition. We believe that we have good relations with our lenders and the lenders to our subsidiaries, and nothing has come to our attention that would lead us to believe that any future waivers, if required, would not be forthcoming. However, we cannot assure you that future waivers would be forthcoming, if requested. As of December 31, 2003, we were in compliance with all the financial covenants in our own and our subsidiaries' debt instruments.

         In addition, a considerable amount of our debt is subject to credit ratings triggers that require us to pay a step-up in the coupon rate of the affected notes in the event that certain minimum credit ratings are not maintained. Significantly, the CEMEX, Inc. Note and Guarantee Agreement, dated March 15, 2001, described under Item 10 "-- Additional Information -- Material Contracts," requires us to make all reasonable efforts to ensure that the notes issued pursuant to that agreement maintain a private letter rating of at least BBB- by Standard & Poor's and Baa3 by Moody's. If the notes fail to maintain this required rating, we would have to pay a step-up in the coupon rate and, if, after a continuous period of two years, the notes have not re-attained these ratings, we would have to repay them or obtain a waiver of this requirement. As of December 31, 2003, the notes were rated BBB- by Standard & Poor's and Baa3 by Moody's.

Our Preferred Equity Arrangements

         In November 2000, we formed a Dutch subsidiary which issued preferred equity for an amount of U.S.$1.5 billion (Ps16.9 billion) to provide funds for our acquisition of Southdown on terms we believe are advantageous. This structure was designed to strengthen our capital structure while providing financing on favorable terms. The preferred equity granted its holders 10% of the subsidiary's voting rights, as well as the right to receive a preferred dividend. Under the terms of the preferred equity financing arrangements, Sunward Acquisitions N.V., or Sunward Acquisitions, our indirect Dutch subsidiary, contributed its 85.2% interest in CEMEX Espana to New Sunward Holding B.V., or New Sunward Holding in exchange for all its ordinary shares. A special purpose entity, which was neither owned nor controlled by us, borrowed U.S.$1.5 billion from a syndicate of banks and New Sunward Holding issued preferred equity to the special purpose entity in exchange for the U.S.$1.5 billion, which was used to subscribe for further shares in CEMEX Espana. During 2001, we redeemed a portion of the then-outstanding preferred equity in the amount of U.S.$600 million, and at year-end 2001, the balance outstanding was U.S.$900 million. In February 2002, we refinanced this preferred equity transaction, pursuant to which we redeemed U.S.$250 million of the outstanding preferred equity and extended the termination date on the remaining U.S.$650 million with U.S.$195 million due in February 2004 and U.S.$455 million due in August 2004. In October 2003, in connection with the establishment of the new U.S.$1.15 billion senior unsecured term loan facility by our Dutch subsidiary described under Item 10 "-- Additional Information -- Material Contracts," we redeemed before maturity all of the U.S.$650 million (Ps7,306.0) of preferred equity outstanding.

         Until its liquidation, for accounting purposes under Mexican GAAP, the preferred equity was recorded as a minority interest on our balance sheet until its liquidation. Dividends paid on the preferred equity were recorded as a minority interest on our income statement. For the years ended December 31, 2001, 2002 and 2003, preferred equity dividends amounted to approximately U.S.$76 million, U.S.$23.2 million and U.S.$12.5 million, respectively.

         In May 1998, a subsidiary of CEMEX Espana issued U.S.$250 million aggregate liquidation amount of 9.66% Putable Capital Securities. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. The Putable Capital Securities are guaranteed on a subordinated basis by CEMEX Espana. We have an option to repurchase the Putable Capital Securities from the holders on November 15, 2004, or on any subsequent dividend payment date. We are required to make an offer to purchase the Putable Capital Securities from their holders on May 15, 2005 and after the occurrence of specified put events, which include, among other things, a payment default or a deferral of dividends by the issuer of the Putable Capital Securities. Our obligation to purchase the Putable Capital Securities is guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. As of December 31, 2003, we had U.S.$66 million of the Putable Capital Securities outstanding.

         For accounting purposes under Mexican GAAP, the Putable Capital Securities are recorded as a minority interest on our balance sheet. Dividends paid on the Putable Capital Securities are recorded as a minority interest on our income statement. For the years ended December 31, 2001, 2002 and 2003, Putable Capital Securities dividends amounted to approximately U.S.$24.2 million, U.S.$11.9 million and U.S.$6.4 million, respectively.

Our Equity Arrangements

         In December 1995, we entered into a transaction in which one of our Mexican subsidiaries transferred some of its cement assets to a trust, while, simultaneously, a third party purchased a beneficial interest in the trust for approximately U.S.$123.5 million in exchange for notes issued by the trust. We had the right to reacquire these assets on various dates until 2007. In December 2003, we acquired the remaining assets for approximately U.S. $75.9 million.

         From inception of the transaction until repurchase of the assets, the assets related to this transaction were considered as owned by third parties; therefore, for accounting purposes under Mexican GAAP, this transaction was included as minority interest in our balance sheet. For the years ended December 31, 2001, 2002 and 2003, the expense generated by retaining the option to re-acquire the assets amounted to approximately U.S.$13.8 million, U.S.$13.2 million and U.S.$14.5 million, respectively, and was included as financial expense in our income statements.
         In December 1999, we issued to our shareholders, members of our board of directors and other executives 105 million appreciation warrants maturing on December 13, 2002, at a subscription price in pesos of Ps3.2808 per appreciation warrant. A portion of the appreciation warrants was subscribed as American Depositary Warrants, or ADWs, each ADW representing five appreciation warrants.

         In November 2001, we launched a voluntary public exchange offer of new appreciation warrants and new ADWs maturing on December 21, 2004, for our existing appreciation warrants and our existing ADWs on a one-for-one basis. Of the total 105 million appreciation warrants originally issued, 103,790,945, or 98.9%, were tendered in exchange for the new appreciation warrants. Both the old appreciation warrants and the new appreciation warrants were designed to allow the holder to benefit from future increases in the market price of our CPOs, with any appreciation value to be received in the form of our CPOs or ADSs, as applicable. The old appreciation warrants expired on December 13, 2002 in accordance with their terms without any payments to the holders. See note 14F to our consolidated financial statements included elsewhere in this annual report and "-- Our Equity Derivative Forward Arrangements."

         In November 2003, we launched a modified "Dutch Auction" cash tender offer to purchase up to 90,018,042 of the new appreciation warrants (including appreciation warrants represented by ADWs) at a single price in Pesos not greater than Ps8.10 per appreciation warrant (Ps40.50 per ADW) nor less than Ps5.10 per appreciation warrant (Ps25.50 per ADW), as specified by tendering holders. Holders of appreciation warrants and

ADWs tendered 96,641,388 appreciation warrants (including 23,575,907 appreciation warrants represented by ADWs) at prices at or below Ps8.10 per appreciation warrant (Ps40.50 per ADW) in the offer, which expired on January 26, 2004. In accordance with the terms of the offer, CEMEX purchased 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs), representing approximately 86.7% of the 103,790,945 new appreciation warrants outstanding immediately prior to the commencement of the offer, on a pro rata basis (except for odd lot tenders, which were purchased on a priority basis) at a final purchase price of Ps8.10 per appreciation warrant (Ps40.50 per ADW). The final proration factor for the offer was 93.146058%. All appreciation warrants and ADWs not accepted because of proration were promptly returned. Following the completion of the offer, approximately 11,668,132 new appreciation warrants (including appreciation warrants represented by ADWs) were held by persons other than CEMEX and its subsidiaries.

Our Equity Derivative Forward Arrangements

         In connection with our appreciation warrants transaction, during 1999, we entered into equity forward contracts with a number of banks and other financial institutions with an original maturity in December 2002, pursuant to which the banks purchased our ADSs and shares of common stock of CEMEX Espana (formerly Compania Valenciana de Cementos Portland, S.A.), our Spanish subsidiary. In December 2002, we agreed with the banks to settle the forward transactions for cash and simultaneously enter into new forward transactions with the same banks on similar terms to the original forward transactions with respect to the underlying ADSs and CEMEX Espana shares, maturing on December 12, 2003. Under the new forward contracts, the banks retained the 24,008,313 ADSs and 33,751,566 CEMEX Espana shares underlying the original forward contracts, for which they agreed to pay us an aggregate price of approximately U.S.$828.5 million, or the notional amount. We agreed with the banks that the purchase price payable to us under the new forward contracts would be netted against the adjusted forward settlement price of the original forward contracts and any advance payments made by us in connection with the closing of the new forward contracts. Upon closing of the new forward transactions, we made an advance payment to the banks of approximately U.S.$380.1 million of the forward purchase price, U.S.$285 million of which represented payment in full of the portion of the forward purchase price relating to the CEMEX Espana shares and U.S.$95.1 million of which was an advance payment against the final forward purchase price. As of December 13, 2002, the adjusted forward settlement price of the new forward contracts was U.S.$448.4 million. In December 2002, as a result of the net settlement and renegotiation of the forward contracts, we recognized, in accordance with Mexican GAAP, a loss of approximately U.S.$98.3 million (Ps1,104.9 million) in our stockholders' equity, arising from changes in the valuation of the underlying shares.

         In October 2003, in connection with the non-dilutive equity offering by the banks of all of the ADS underlying those forward contracts, which had increased to 25,457,378 ADSs as a result of stock dividends through June 2003, we agreed with the banks to settle those forward contracts for cash. As a result of the final settlement in October 2003, we recognized a gain of approximately U.S.$18.1 million (Ps203.4 million) in our stockholders' equity, arising from changes in the valuation of the ADSs from December 2002 through October 2003.

         For accounting purposes under Mexican GAAP, during the life of these forward contracts, the underlying ADSs were considered to have been owned by the banks and the forward contracts were treated as equity transactions, and, therefore, changes in the fair value of the ADSs were not recorded until settlement of the forward contracts. With respect to the portion of the forward contracts relating to CEMEX Espana shares, the sale of the CEMEX Espana shares to the banks was not considered to be a sale under Mexican GAAP because we continued to retain the economic and voting rights associated with these shares and were obligated to repurchase them upon termination of the forward contracts, and because our obligations to the banks relating to those shares were prepaid. As a result, the transaction did not have any effect on minority interests, in either our income statements or our balance sheets.

         As of December 31, 2002 and 2003, we were also subject to equity forward contracts with different maturities until October 2006, for a notional amount of U.S.$436.1 million and U.S.$789.3 million, respectively, covering a total of 16,005,620 ADSs in 2002 and 29,314,561 ADSs in 2003, negotiated to hedge the future exercise of options granted under our executive stock option programs and voluntary employee stock option programs. See note 15 to our consolidated financial statements included elsewhere in this annual report. Starting in 2001, we recorded the changes in the estimated fair value of these contracts in the balance sheet as assets or liabilities against the income statement, in addition to the costs originated by our option programs, which these forwards are hedging.

As of December 31, 2002 and 2003, the estimated fair value of these contracts was a loss of approximately U.S.$47.0 million (Ps539 million) and a gain of approximately U.S.$28 million (Ps314.7 million), respectively.

         As of December 31, 2003, in relation to the acquisition of 1,483,365 shares of CAH common stock, we had forward contracts for a notional amount of U.S.$122.9 million, covering 23,622,500 CPOs, maturing in August, September and October 2004 hedging the acquisition of CAH shares to be acquired in exchange for CEMEX CPOs. The effects to be generated upon settlement of the forward contracts will be recognized as an adjustment to the acquisition cost of the CAH shares. As of December 31, 2003, the estimated fair value of these contracts, which is not periodically recorded, had an approximate gain of U.S.$1.8 million (Ps20.2 million). See note 8A to our consolidated financial statements included elsewhere in this annual report.

         Finally, as of December 31, 2002 and 2003, we had forward contracts with different maturities until February 2006, for an approximate notional amount of U.S.$ 452.4 million and U.S.$172.8 million, respectively, covering a total of 15,316,818 ADSs in 2002 and 5,268,939 ADSs in 2003. Based on our intention to settle these contracts physically at maturity, the estimated fair value of these contracts is not periodically recognized. The effects originated by these contracts will be recognized at maturity as an adjustment to our stockholders' equity. As of December 31, 2002 and 2003, the estimated fair value of these contracts represented a loss of approximately U.S.$110.6 million (Ps1, 243.1 million) and approximately U.S.$27.1 million (Ps304.6 million), respectively.

Our Receivables Financing Arrangements

         We have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were negotiated by CEMEX Mexico and CEMEX Concretos, S.A. de C.V. during 2002, by CEMEX, Inc. in the United States during 2001 and by CEMEX Espana in 2000. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 4 and 5 to our consolidated financial statements included elsewhere in this annual report. The balances of receivables sold pursuant these securitization programs as of December 31, 2002 and 2003 were Ps5,575 million (U.S.$496 million) and Ps6,125 million (U.S.$545 million), respectively. The accounts receivable qualifying for sale do not include amounts over certain days past due or concentrations over certain limit to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps120 million (U.S.$10.7 million) in 2002 and Ps107 million (U.S.$9.5 million) in 2003. The proceeds obtained through these programs have been used primarily to reduce net debt.

Stock Repurchase Program

         Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

         In connection with our 2001 annual shareholders' meeting held on April 25, 2002, our shareholders approved a stock repurchase program in an amount of up to Ps5 billion (approximately U.S.$482 million) to be implemented between April 2002 and April 2003. See note 14A to our consolidated financial statements included elsewhere in this annual report. During 2002, we purchased
7.6 million CPOs for a total of Ps392.2 million.

         In connection with our 2002 annual shareholders' meeting held on April 24, 2003, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$534 million) to be implemented between April 2003 and April 2004. See note 14A to our consolidated financial statements included elsewhere in this annual report. During 2003, we did not purchase any CPOs under this program.

         In connection with our 2003 annual shareholders' meeting held on April 29, 2004, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$534 million) to be implemented between April 2004 and the date of the 2004 annual shareholders' meeting.

Recent Developments

         On March 30, 2004, CEMEX Espana, with Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, entered into a Term and Revolving Facilities Agreement with Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, relating to three credit facilities with an aggregate amount of (euro)250,000,000 and
(Y)19,308,000,000. The first facility is a five-year multi-currency term loan facility with a variable interest rate; the second facility is a 364-day multi-currency revolving credit facility; and the third facility is a five-year Yen-denominated term loan facility with a fixed interest rate. The proceeds of these facilities will be used to prepay CEMEX Espana's outstanding revolving credit facility and for general corporate purposes.

         On April 15, 2004, CEMEX Espana Finance LLC, as issuer, CEMEX Espana S.A., Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers, entered into a Note Purchase Agreement in connection with a private placement by CEMEX Espana Finance, LLC. CEMEX Espana Finance, LLC issued to the institutional purchasers (Y)4,980,600,000 aggregate principal amount of 1.79% Senior Notes due 2010 and (Y)6,087,400,000 aggregate principal amount of 1.99% Senior Notes due 2011. The proceeds from the private placement were used to repay debt.


Research and Development, Patents and Licenses, etc.

         Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology is responsible for developing new products for our cement and ready-mix businesses that respond to our clients needs. The department of the Vice President of Energy also has responsibility for developing of new processes, equipment and methods to optimize operational efficiencies and reduce our costs. For example, we have developed methods that allow us to use alternative fuel sources, which, in turn, reduce our fuel costs.

         We have five laboratories dedicated to our research and development efforts. Four of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland where we are constantly improving and consolidating our research and development efforts in the areas of cement technology, information technology and energy management. We have several patent registrations and pending applications in different countries, related mainly to the cement production process, including methods for increasing energy efficiencies.

         Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix operational practices, automation and maintenance. These new systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

         R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized to operating results over the estimated useful life of the software, which is approximately 4 years.

         In 2002 and 2003, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes research and development activities, amounted to U.S.$52.9 million and U.S.$40.9 million, respectively. In addition, in 2002 and 2003, we capitalized approximately U.S.$90.1 million and U.S.$11.3 million, respectively, related to internal use software development. See note 10 to our consolidated financial statements included elsewhere in this annual report.

Trend Information

Overview

         We believe 2003 was a very challenging, but ultimately successful year for CEMEX. In the beginning of 2003, we faced a global economy burdened by uncertainty and volatility that offered few visible growth opportunities and was subject to significant downside risks. Our year-end results, however, were better than we expected as demand in markets such as the United States, for which our outlook was negative a year ago, grew significantly during the second half of 2003.

         Led by the U.S. economic expansion, we believe the global economic environment has also moderately improved and offers better prospects for 2004. For example, cement demand in Mexico and Spain, our two other major markets, grew at twice the rate of gross domestic product (GDP) growth or more during 2003. Also, we believe visibility has improved for most of the markets in our portfolio. We believe that these are growth markets on an upward trend, and that we are well prepared to capitalize on their accelerating development during 2004.

         In contrast to 2003, during which cement demand grew in only half of the largest markets in which we operate, we expect cement volume growth in 2004 in most of the markets in our portfolio. We expect this growth to be accompanied by a gradual price recovery.

Outlook for Our Major Markets

         The following is a discussion of our outlook for our three major markets, Mexico, the United States and Spain, which together generated approximately 72% of our net sales in 2003.

         In Mexico, we are optimistic about the positive trend in cement consumption in 2003, and we believe it will extend well into 2004. We expect our cement volumes in Mexico to increase in 2004 over 2003, primarily as a result of continued government spending on infrastructure projects, increased demand in the low- and middle-income housing sectors and a stable but growing self-construction sector. In addition, due the upward trend in Mexico's GDP, we expect a recovery in the industrial sector during 2004, which we expect will lead to increased employment levels and renewed growth in the self-construction sector, which remained relatively flat during 2003. We expect cement prices in Mexico will remain flat in constant Peso terms for 2004.

         In the United States, we expect cement consumption in the industrial and commercial sectors to grow in 2004 following a reversal of their downward trend during the second half of 2003, primarily as a result of improved vacancy rates and increased economic activity. We also expect cement demand from the streets and highways sector to grow in 2004, due to the improving economic environment. As a result, we expect our cement volumes in the United States to increase in 2004 over 2003, despite an expected slowdown in cement consumption in the residential sector due to a likely increase in interest rates. In addition, we believe the U.S. government's proposed new highway construction program, the Safe, Accountable, Flexible, and Efficient Transportation Equity Act of 2003 (SAFETEA), will be a positive factor that will influence cement demand in 2005 and beyond. With respect to our national average pricing, we expect a slight increase in Dollar terms in 2004 over 2003.

         In Spain, we expect cement demand from the housing sector to remain strong due to a favorable mortgage environment and the immigration of northern Europeans. We also expect demand from the public works sector, which is primarily driven by Spain's infrastructure program, to be an important component of cement consumption. Although we expect to see slower activity in this sector through the transitional phase that will follow the recent elections, we expect government spending on infrastructure programs to continue through 2007. As a result, we expect our cement volumes in Spain to remain flat or decrease slightly in 2004 compared to 2003. We expect cement prices in Spain will remain flat in Euro terms for 2004.

Summary of Material Contractual Obligations and Commercial Commitments

         As of December 31, 2003, our subsidiaries have future commitments for the purchase of raw materials for an approximate amount of U.S.$113.0 million.

         In March 1998, we entered into a 20-year contract with Pemex providing that Pemex's refinery in Cadereyta would supply us with 900,000 tons of petcoke per year, commencing in 2003. In July 1999, we entered into a second 20-year contract with Pemex providing that Pemex's refinery in Madero would supply us with 850,000 tons of petcoke per year, commencing in 2002. We expect the Pemex petcoke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout their 20-year terms.

         In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. requiring Alstom and Sithe to finance, build and operate "Termoelectrica del Golfo," a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. Pursuant to the agreement, we are obligated to purchase the full electric capacity generated by the power plant during the 20-year period. We are also obligated to supply Alstom and Sithe with 1,200,000 tons of pet coke per year for the 20-year period for the consumption of this power plant and another power plant built and operated by Alstom and Sithe for Penoles, a Mexican mining company. We expect to meet our pet coke delivery requirements to Alstom and Sithe through several pet coke supply agreements, including our pet coke supply contract with Pemex. Pursuant to the agreement, we may be obligated to purchase the Termoelectrica del Golfo plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility, and upon termination of the 20 year period, we will have the right to purchase the assets of the power plant. We expect this arrangement to reduce the volatility of our energy costs and to provide approximately 80% of CEMEX Mexico's electricity needs. The power plant commenced commercial operations on April 29, 2004.

         For purposes of presenting the approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2003:

                                                                      Payments Due by Period
                                                    --------------------------------------------------------------
                                                                    (In millions of U.S. Dollars)
                                                                    Within       2-3          4-5           After
             Contractual Obligations (1)                 Total       1 Year      Years        Years        5 Years
--------------------------------------------------     --------    --------     ------      -------        -------
Long-Term Bank Loans and Notes Payable............       5,346        840       2,881          950            675
Capital Lease Obligations.........................          34          3           4            2             25
                                                       --------    --------     ------      -------        -------
      Total Debt (2)..............................       5,380        843       2,885          952            700


Operating Leases (3)..............................         343         65         110           82             86

Shares Subject to Mandatory Redemption (4)........          66         -           66           -              -

 Unconditional Purchase Obligations Under Equity
    Forward Contracts (5).........................       1,085        561         524           -              -



(1) The data set forth in this table are expressed in nominal terms and do not include financing expenses or preferred dividends on Putable Capital Securities.
(2) Total long-term debt including maturities is presented in note 11 to our consolidated financial statements included elsewhere in this annual report. In addition, as of December 31, 2003, we had lines of credit totaling approximately U.S.$3.9 billion, of which the available portion amounts to approximately U.S.$2.3 billion.
(3) Operating leases have not been calculated on the basis of net present value instead they are presented in the basis of nominal future cash flows. See note 21D to our consolidated financial statements included elsewhere in this annual report. Our operating leases include the lease of a cement plant in New Braunfels, Texas, which expires on September 9, 2009. We have an option to purchase this plant at the termination of the lease for fair value and an early buy-out option that can be exercised in January 2007 for a fixed amount.
(4) Refers to the Putable Capital Securities issued by our subsidiary in Spain. See note 14E to our consolidated financial statements included elsewhere in this annual report.
(5) The scenario under which the amounts presented under this line item are determined assumes that, upon settlement of our equity forward contracts, we will repurchase all the underlying CPOs or ADSs. Even when this scenario is possible, we consider that it is not probable considering that in order for such a repurchase to take place, all the underlying transactions to which the equity forward contracts are related, such as our employee stock option programs, would expire unexercised (out of the money). Also, the scenario does not take into account that we may elect net cash settlement at maturity of the equity forward contracts and permit our counterparties to sell the underlying CPOs into the market, in which case, the expected cash flow would be materially different. As of December 31, 2003, the aggregate estimated fair value of these contracts was a gain of approximately U.S.$16.4 million.

      Of the total amount of U.S.$561 million due in the short-term, approximately U.S.$122.9 million is related to the contracts that hedge our forward exchange transaction of CAH shares, and approximately U.S.$413.3 million is related to the contracts that hedge our employee stock option programs. We expect that these contracts will be refinanced from time to time relative to the underlying hedged items.

      In addition, we have provided third party standby letters of credit for the benefit of our counterparties in the equity forward contracts and other financial transactions in the amount of U.S.$55 million at December 31, 2003. For accounting purposes these letters of credit represent contingent obligations. See note 21A to our consolidated financial statements included elsewhere in this annual report.

Off-Balance Sheet Arrangements

         The only off-balance sheet arrangements we have that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources are the equity forward contracts described above under "Liquidity and Capital Resources -- Our Equity Derivative Financing Transactions" (other than those equity forward contracts negotiated to hedge the future exercise of options granted under our stock option programs), the receivables financing arrangements described above under "Liquidity and Capital Resources -- Our Receivables Financing Arrangements" and the electricity supply agreement described above under "Liquidity and Capital Resources -- Summary of Material Contractual Obligations and Commercial Commitments."

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

         In compliance with the procedures and controls established by our risk management committee, we have entered into various derivative financial instrument transactions in order to manage our exposure to market risks resulting from changes in interest rates, foreign exchange rates and the price of our common stock. We actively evaluate the creditworthiness of the financial institutions and corporations that are counterparties to our derivative financial instruments, and we believe that they have the financial capacity to meet their obligations in relation to these instruments.

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

                                                            (U.S.$ millions)
                                    ----------------------------------------------------------------
                                    At December 31, 2002    At December 31, 2003
                                    --------------------    --------------------
                                    Notional   Estimated    Notional    Estimated
     Derivative Instruments          amount    fair value    amount     fair value    Maturity Date
--------------------------------    --------   ----------   --------    ----------    -------------
Equity forward contracts......       1,445.1      (90.6)      1,085.0        16.4    Feb 04-Oct 06
Foreign exchange forward
contracts.....................       1,325.7     (201.4)      1,445.9     (191.6)    Jan 04-Jun 05
Interest rates swaps..........       1,106.0      (72.5)      1,850.0     (228.1)    Jan 08-Feb 09
Cross currency swaps..........       1,847.9       234.6      1,446.6       262.0    Jan 04-Dec 08
Interest rate swap options....       1,000.0     (140.9)          200      (24.9)        Oct 04
Other interest rate derivatives      1,361.0     (157.7)           --          --          --
Fuel and energy derivatives...         177.0        (.5)        174.5       (7.4)       May 2017
Third party equity forward
contracts.....................           7.1        (.1)           --          --          --


Our Equity Derivative Forward Contracts

         Our equity derivative forward contracts in the table above, including the appreciation warrant-related forward contracts at December 31, 2002, are accounted for as equity instruments, and gains and losses are recognized as an adjustment to stockholders' equity upon settlement, with the exception of a portion of our equity forward contracts as of December 31, 2002 and 2003 with a notional amount of U.S.$436.1 million and U.S.$789.3 million, respectively, which, beginning in 2001, have been designed as hedges of a portion of our executive stock option plans, and for which changes in their estimated fair value have been recognized through the income statement, in addition to the costs generated by the stock option programs. The estimated fair value of these forward contracts represented a loss of U.S.$47.0 million a gain of approximately U.S.$28.0 million, as of December 31, 2002 and 2003, respectively. See "-- Liquidity and Capital Resources -- Our Equity Derivative Forward

Arrangements" and notes 15 and 16 to our consolidated financial statements included elsewhere in this annual report.

Our Foreign Exchange Forward Contracts

         The foreign exchange forward contracts are accounted for at their estimated market value as hedge instruments for our net investments in foreign subsidiaries. Gains or losses are recognized as an adjustment to stockholders' equity within the related foreign currency translation adjustment. In addition, as of December 31, 2002 and 2003, we held foreign exchange options for notional amounts of U.S.$59.7 million and U.S.$886.6 million, respectively, maturing on different dates until June 2005, which accounted for estimated fair value losses of approximately U.S.$44.4 million (Ps509.2 million) in 2002 and approximately U.S.$57.2 million (Ps642.9 million) in 2003, recorded in the income statement. See note 16B to our consolidated financial statements included elsewhere in this annual report.

Our Interest Rate Swaps

         As of December 31, 2002 and 2003, we were parties to interest rate swaps for a notional amount of U.S.$1,106 million and U.S.$1,850.0 million, respectively, entered into in order to reduce the financial cost of debt negotiated at fixed rates and, in some cases, hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. These interest rate swaps, with the exception of contracts for a notional amount of U.S. $1,050 million in 2003, are accounted for as hedge instruments for contractual cash flows (interest payments) of the underlying short-term and long-term debt transactions, and periodic payments under the contracts are recognized in the income statements as an adjustment to the effective interest rate of the related debt. For the year ended December 31, 2002 and 2003, changes in the estimated fair value of the interest rate swaps resulted in losses of approximately U.S.$72.5 million and U.S.$228.1 million, respectively. From the amount recorded in 2003, a loss of approximately U.S.$124.4 million, related to those interest rate swaps not designated as hedges, was recorded in earnings. In addition, a loss of approximately U.S.$103.7 million, related to those swaps designated as hedge instruments, was recorded in the balance sheet as liabilities against stockholders' equity. This amount will be reversed through the income statement as the financial expense of the related financing debt is accrued. See note 11A to our consolidated financial statements included elsewhere in this annual report.

         During 2003, in agreement with our financial counterparty and resulting from changes in the interest rate mix of our financial debt portfolio, we settled all the interest rate swap contracts we held as of December 31, 2002. At settlement, the fair value of such instruments was received or paid, representing losses of U.S.$41.9 million (Ps471 million). These losses were recorded in earnings as part of the comprehensive financing result.

Our Cross Currency Swaps

         As of December 31, 2002 and 2003, we held cross currency swap contracts related to our short-term and long-term financial debt portfolio for notional amounts of U.S$1,743.4 million and U.S.$1,446.6 million, respectively. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross currency swap contracts match the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we will exchange with the counterparty notional amounts provided by the contracts so that we will receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we will pay the notional amount in the exchanged currency. As a result, we have effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross currency swap contracts. See note 11B to our consolidated financial statements included elsewhere in this annual report.

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

         In respect of the estimated fair value recognition of the cross currency swap contracts, as of December 31, 2002 and 2003, we recognized net assets of U.S.$241.4 million (Ps2,713.3 million) and U.S.$262.0 million (Ps2,944.9 million), respectively, related to the estimated fair value of the short-term and long-term cross currency swap contracts, of which,

         o U.S.$194.2 million (Ps2,182.8 million) as of December 31, 2002 and U.S.$364.5 million (Ps4,097.0 million) as of December 31, 2003 relate to prepayments made to Yen and Dollar obligations under our cross currency swaps, thereby decreasing the carrying amounts of the related debt, and

         o A gain of approximately U.S.$47.2 million (Ps530.5 million) in 2002 and a loss of approximately U.S.$102.5 million (Ps1,152.1 million) in 2003 represented the contracts' estimated fair value before prepayment effects and includes:

               o Losses of approximately U.S.$ 20.0 million (Ps224.8 million) in 2002 and approximately U.S.$171.9 million (Ps1,932.2 million) in 2003, which are directly related to variations in exchange rates between the inception of the contracts and the balance sheet date, and which were offset for presentation purposes as part of the related debt carrying amount,

               o Gains of approximately U.S.$25.9 million (Ps291.1 million) in 2002 and approximately U.S.$12.2 million (Ps137.1 million), identified with the periodic cash flows for the interest rates swap, and which were recognized as an adjustment of the related financing interest payable, and

               o Remaining net assets of approximately U.S.$41.3 million (Ps464.2 million) in 2002 and approximately U.S.$57.2 million (Ps642.9 million) in 2003, which were recognized within other short-term and long-term assets and liabilities, as applicable. See note 11B to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2002 and 2003, the effect on our balance sheet arising from the accounting assets and liabilities offset, was that the book value of the financial liabilities directly related to the cross currency swap contracts is presented as if such financial liabilities had been effectively negotiated in the exchange currency instead of in the originally contracted currency. For the years ended December 31, 2002 and 2003, the changes in the estimated fair value of our cross currency swap contracts, excluding prepayment effects in 2002 and 2003, resulted in a loss of approximately U.S.$192.2 million (Ps2,204 million) and a loss of approximately U.S.$ 149.7 million (Ps1,682.6 million), respectively, which were recognized within the comprehensive financing result.

Our Interest Rate Swap Options

         As of December 31, 2002 and 2003, we held call option contracts negotiated with financial institutions to exchange floating for fixed interest rates (swaptions) for a notional amount of U.S.$1,000 million and U.S.$200 million, respectively. For the sale of these options, we received premiums of approximately U.S.$57.6 million (Ps647.4 million) in 2002 and U.S.$25 million (Ps281 million) in 2003. During 2003, U.S.$800 million of the U.S.$1,000 million notional amount of the swaptions held by us as of December 31, 2002 matured, and we entered into interest rate swaps for a notional amount of U.S.$800 million in connection with the counterparties' election under the swaptions to receive from us fixed interest rates and pay to us floating interest rates for a five-year period. The remaining swaptions for a notional amount of U.S.$200 million mature in October 2004, and grant the counterparties the option to elect, at maturity of the options and at current market rates, to receive from us fixed rates and pay to us variable rates for a five-year period or request net settlement in cash. As of December 31, 2002 and 2003, premiums received, as well as the changes in the estimated fair value of these contracts, which represented a loss of approximately U.S.$110.9 million (Ps1,271.9 million) and a gain of approximately U.S.$1.6 million (Ps18.0 million), respectively, were recognized in the comprehensive financing result. During 2002 and 2003, the call options that expired resulted in losses of approximately U.S.$92.3 million (Ps1,037.5) and U.S.$23.9 million (Ps268.6 million), respectively, which were recognized in the comprehensive financing result. See note 11A to our consolidated financial statements included elsewhere in this annual report.

Our Other Interest Rate Derivatives

         As of December 31, 2003, we did not hold any interest rate derivative instruments other than the swaptions described above. As of December 31, 2002, we held forward rate agreement contracts for a notional amount of U.S.$650 million that we entered into to fix the interest rate of debt that had not been incurred as of December 31, 2002, but was expected to be incurred in early 2003. These contracts expired in June 2003, and new interest rate swaps were negotiated. As of December 31, 2002, we also held floor and cap option contracts for a notional amount of U.S.$711 million linked to an interest rate swap with an equal notional amount that was settled during 2002. These floor and cap option contracts, which were scheduled to mature in March 2008, were settled in May 2003. The changes in the estimated fair value of the forward rate agreement contracts and the floor and cap option contracts until expiration or settlement represented a loss of approximately U.S.$88.9 million (Ps999.2 million) in 2002, and solely with respect to the floor and cap option contracts, a loss of U.S.$0.1 million (Ps1.5 million) in 2003. These losses were recognized against the comprehensive financing result, except for a loss in 2002 of approximately U.S.$42.4 million (Ps476.6 million) related solely to the forward rate agreement contracts, which was recognized in stockholders' equity given that it corresponded to the change in valuation after the forward rate agreement contracts were designated as an accounting hedge of forecasted cash flows (interest payments) related to new debt issuances. The U.S.$42.4 million (Ps476.6 million) that was recognized in stockholders equity in 2002 was recognized in the income statement during 2003 as the effects of the related debt had an impact on the financial expense. See note 11A to our consolidated financial statements included elsewhere in this annual report.

Our Fuel and Energy Derivatives

         As of December 31, 2002 and 2003, we had an interest rate swap maturing in May 2017, for a notional amount of U.S.$177 million and U.S.$162.1 million, respectively, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. See note 21F to our consolidated financial statements included elsewhere in this annual report. During the life of the derivative contract and over its notional amount, we will pay LIBOR rates and receive a 7.5% fixed rate until maturity in May 2017. In addition, during 2001 we sold a floor option for a notional amount of U.S.$177 million and U.S.$174.5 million in 2002 and 2003, respectively, related to the interest rate swap contract, pursuant to which, commencing in 2003 and until 2017, we pay the difference between the 7.5% fixed rate and the LIBOR rates. Through the sale of this option, we received a premium of approximately U.S.$22 million (Ps247.3 million) in 2001. As of December 31, 2002 and 2003, the combined estimated fair value of the swap and floor contracts, amounting to approximate losses of U.S.$0.5 million and U.S.$7.4 million, respectively, were recorded in the comprehensive financing result for each period. As of December 31, 2002 and 2003, the notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are proportionally inverse to the changes in the other one. See note 16D to our consolidated financial statements included elsewhere in this annual report.

Our Third Party Equity Forwards

         As of December 31, 2002, we had a third party equity forward contract for a notional amount of U.S.$7.1 million, and the estimated fair value of this contract was an approximate gain of U.S.$0.1 million (Ps)1.1 million). During January 2003, this contract was settled, resulting in a gain of U.S.$0.6 million (Ps$6.7 million) that was recognized in earnings.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk

         The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2003. It includes the effects generated by the interest rate swaps and the cross currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in

Mexican Pesos and U.S. Dollars. See note 11 to our consolidated financial statements included elsewhere in this annual report. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2003. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates currently available to us as of December 31, 2003 and is summarized as follows:


                                             Expected maturity dates as of December 31, 2003
                                  ----------------------------------------------------------------------
                                                                                       After                 Fair
             Debt                  2004       2005      2006       2007      2008      2009       Total      Value
------------------------------    ------    -------   -------    --------  -------    ------     -------    -------
                                  (Millions of U.S. Dollars equivalents of debt denominated in foreign currencies)
Variable rate.................      813       831        765       158         3         27       2,597      2,598
Average interest rate.........     3.71%     4.99%      5.83%     6.21%      6.29%     6.48%       --         --
Fixed rate....................      30        188       1.101       71        719       673       2,782      3,129
Average interest rate.........     6.51%     6.45%      5.98%     5.99%      6.19%     5.81%       --         --


         As of December 31, 2003, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2003, 48% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 86 basis points, after giving effect to our interest rate swaps and cross currency swaps.

         As previously mentioned, as of December 31, 2003, we had entered into interest rate swaps as part of a strategy intended to reduce our overall financing cost. See "-- Our Derivative Financial Instruments." At that date the estimated fair value of all of our interest rate swaps was a loss of approximately U.S.$ 228.1 million. The potential change in the fair value as of December 31, 2003 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$15.4 million (Ps173.1 million).

         In addition, as mentioned above, we have entered into interest rate swap options. See "-- Our Derivative Financial Instruments." As of December 31, 2003, the estimated fair value of these instruments was a loss of approximately U.S.$24.9 million. The potential change in the fair value as of December 31, 2003 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$4.6 million (Ps51.7 million).

Foreign Currency Risk

         Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2003, approximately 34% of our sales, before eliminations resulting from consolidation, were generated in Mexico, 22% in the United States, 16% in Spain, 4% in Venezuela, 8% in Central America and the Caribbean, 3% in Colombia, 2% in the Philippines, 2% in Egypt and 9% from other regions and our cement and clinker trading activities. As of December 31, 2003, our debt, considering the effects in the original currencies generated by our cross currency swaps, amounted to Ps65.9 billion, of which approximately 68% was Dollar-denominated, 14% was Yen-denominated and 18% was Euro-denominated; therefore, we have a foreign currency exposure arising from the Dollar-denominated debt, the Yen-denominated debt and the Euro-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See "-- Liquidity and Capital Resources -- Our Indebtedness," Item 10 -- "Additional Information -- Material Contracts" and "Risk Factors -- We have to pay our Dollar and Yen denominated debt with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar and Yen denominated debt, which could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate." Although we also have a small portion of our debt in other currencies, we have generated enough cash flow in those currencies to service that debt. Therefore, we believe there is no material foreign currency risk exposure with respect to that debt.

         As previously mentioned, we have entered into cross currency swap contracts, designed to change the original profile of interest rates and currencies over a portion of our financial debt. See "-- Our Derivative

Financial Instruments." As of December 31, 2003, the estimated fair value of these instruments was a gain of approximately U.S.$262 million (Ps2,944.9 million). The potential change in the fair value of these contracts as of December 31, 2003 that would result from a hypothetical, instantaneous appreciation of 10% in the exchange rate of the Yen against the Dollar, combined with a depreciation of 10% of the Mexican Peso against the Dollar, would be a loss of approximately U.S.$135.7 million (Ps1,525.3 million).

         Additionally, as previously mentioned, we have entered into foreign exchange forward contracts designed to hedge our net investment in foreign subsidiaries, as well as other currency derivative instruments. See "-- Our Derivative Financial Instruments." The combined estimated fair value of our foreign exchange forwards and our other currency derivatives as of December 31, 2003 was a loss of approximately U.S.$191.6 million. The potential change in the fair value as of December 31, 2003 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso against the Dollar would be a loss of approximately U.S.$124.9 million (Ps1,403.9 million), which would be offset by a corresponding foreign translation gain as a result of our net investment in foreign subsidiaries.

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

         As previously discussed, we have entered into equity forward contracts on our own stock, pursuing different goals such as hedging our old and new appreciation warrants program and our several stock option plans. See "-- Liquidity and Capital Resources." As of December 31, 2003, the estimated fair market value of our equity forward contracts was a gain of approximately U.S.$16.4 million. The potential change in the fair value as of December 31, 2003 that would result from a hypothetical, instantaneous decrease of 10% in the market value of our stock would be a loss of approximately U.S.$93.6 million (Ps1,052.1 million).

Investments, Acquisitions and Divestitures

         The transactions described below represent our principal investments, acquisitions and divestitures completed during 2001, 2002, and 2003.

Investments and Acquisitions

         In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$99.7 million, subject to adjustments. Located in Dixon, Illinois, the single cement facility has an annual production capacity of 560,000 metric tons.

         In June 2003, Cementos Nacionales announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million metric tons of clinker. This new kiln, which would increase our total clinker production capacity in the Dominican Republic to 2.2 million metric tons per year, is expected to be completed in early 2005. We invested approximately U.S.$12.3 million in this project in 2003 and we expect to invest approximately U.S.$57.7 million in 2004 and the remaining U.S.$60 million during 2005.

         In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of PRCC. The aggregate value of the transaction was approximately U.S.$281.0 million, including approximately U.S.$100.8 million of assumed net debt.

         On July 12, 2002, we purchased 25,429 shares of common stock (approximately 0.3% of the outstanding share capital) of CAH from a CAH investor for a purchase price of approximately U.S.$2.3 million, increasing our equity interest in CAH to 77.7%. At the same time, we entered into agreements to purchase an additional 1,483,365 shares of CAH common stock (approximately 14.6% of the outstanding share capital) from several other CAH investors in exchange for 28,195,213 CEMEX CPOs (subject to anti-dilution adjustments), which exchange was originally scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. The exchange of 84,763 of these CAH shares took place in four quarterly tranches in 2003 as originally scheduled. In April 2003, we amended the terms of the July 12, 2002 agreements with respect to the remaining 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches during 2003, we agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004. On March 31, 2004, the exchange of the first tranche of 349,650 CAH shares took place as scheduled, and was settled on April 1, 2004. Notwithstanding the amendments, for accounting purposes, the CAH shares to be received by us in exchange for CEMEX CPOs are considered to be owned by us effective as of July 12, 2002. As a result of these transactions and pending their successful consummation, we will have increased our stake in CAH to 92.3%.

         On July 31, 2002, we purchased, through a wholly-owned subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in Solid, for approximately U.S.$95 million. At December 31, 2003, as a consequence of this transaction and the increase of our stake in CAH, as described above, our proportionate economic interest in Solid was approximately 94.6%.

         In May 2001, we acquired through CAH a 100% economic interest in Saraburi Cement Company, now known as CEMEX (Thailand) Co. Ltd. or CEMEX (Thailand), a cement company based in Thailand with an installed capacity of approximately 700,000 metric tons, for a total consideration of approximately U.S.$73 million. As a result of the increase of our stake in CAH, as described above, at December 31, 2003, our proportionate economic interest in CEMEX (Thailand) through CAH was approximately 92.3%.

         In addition to the above-mentioned acquisitions, our net investment in property, machinery and equipment, as reflected in our consolidated statements of changes in financial position included elsewhere in this annual report, excluding acquisitions of equity interests in subsidiaries and affiliates, was approximately Ps5,649 million (U.S.$502.6 million) in 2001, Ps4,863 million (U.S.$432.6 million) in 2002 and Ps4,427 million (U.S.$393.9 million) in 2003. This net investment in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment, to the maintenance of plants and equipment, including environmental controls and technology updates.

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

         We have examined the risks of the Euro for our Spanish operations' business and markets. We do not believe that the Euro conversion has had a material short-term impact on our business, our Spanish operations' exposure to currency risk, or our market position, although we believe that the Euro will contribute to the ongoing convergence of prices in Europe over the longer term. In 2003, our Spanish sales amounted to 16% of our net sales. As of December 31, 2003, 18% of our consolidated debt was Euro-denominated.

U.S. GAAP Reconciliation

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15 and are presented in constant Pesos representing the same purchasing power for each period presented, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP included as note 23 to our consolidated financial statements presented elsewhere in this annual report includes (i) a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos for the years ended December 31, 2001 and 2002, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by Bulletin B-10 (integrated document) and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. Our reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         Majority net income under U.S. GAAP for the years ended December 31, 2001, 2002, and 2003 amounted to Ps11,044 million, Ps5,867 million and Ps8,274 million, respectively, compared to majority net income under Mexican GAAP for the years ended December 31, 2001, 2002 and 2003 of approximately Ps13,027 million, Ps5,967 million and Ps7,067 million, respectively. See note 23 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and the effects that newly issued accounting pronouncements have had in our financial position.

Newly Issued Accounting Pronouncements Under U.S. GAAP

         Effective January 1, 2003, for purposes of the reconciliation to U.S. GAAP, we adopted SFAS 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against a corresponding asset that is depreciated over the life of the long lived asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. See note 23(k) to our consolidated financial statements included elsewhere in this annual report for a description of the effects of the new accounting principle.

         In November 2002, the FASB issued Interpretation 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. See note 23(u) to our consolidated financial statements included elsewhere in this annual report for a description of the effects of this interpretation.

         In December 2002, the FASB issued SFAS 148 "Accounting for Stock Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends FASB Statement 123 "Accounting for Stock Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements included elsewhere in this annual report. As of

December 31, 2003, for purposes of our consolidated financial statements, we account for our executive stock option programs under APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). See note 23(r) to our consolidated financial statements included elsewhere in this annual report for the fair value disclosures pertaining to our programs.

         In January 2003, the FASB issued Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51". This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the interpretation becomes effective. See note 23(u) to our consolidated financial statements included elsewhere in this annual report for a description of the effects of this interpretation.

         In December 2003, FASB issued SFAS 132 (revised) Employers' Disclosures about Pensions and Other Postretirement Benefits--an amendment of FASB Statements No. 87, 88, and 106. This statement revises requirements pertaining to employers' disclosures about pension plans and other postretirement benefit plans, retaining the disclosures required by previous SFAS 132, but requiring additional disclosures describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. The required information should be provided separately for pension plans and for other postretirement benefit plans. This statement does not change the measurement or recognition methods. The new requirements are effective for periods beginning after December 15, 2003.

Item 6 -  Directors, Senior Management and Employees
          ------------------------------------------

Senior Management and Directors

Senior Management

         Set forth below is the name and position of each of our executive officers as of December 31, 2003. The terms of office of the executive officers are indefinite.

Lorenzo H. Zambrano,                          Joined CEMEX in 1968. During his
     Chief Executive Officer                  career with CEMEX, Mr. Zambrano
                                              has been involved in all
                                              operational aspects of our
                                              business. He held several
                                              positions in CEMEX prior to his
                                              appointment as director of
                                              operations in 1981. In 1985, Mr.
                                              Zambrano was appointed chief
                                              executive officer, and in 1995 he
                                              was elected chairman of the board
                                              of directors. Mr. Zambrano is a
                                              graduate of Instituto Tecnologico
                                              y de Estudios Superiores de
                                              Monterrey, A.C., or ITESM, with a
                                              degree in mechanical engineering
                                              and administration and holds an
                                              M.B.A. from Stanford University.

                                              Mr. Zambrano has been a member of
                                              our board of directors since 1979
                                              and chairman of our board of
                                              directors since 1995. He is a
                                              member of the board of directors
                                              of IBM, the International
                                              Advisory Board of Citigroup, and
                                              the Chairman's Council of Daimler
                                              Chrysler AG. He is also a member
                                              of the board of directors of
                                              Fomento Economico Mexicano, S.A.
                                              de C.V., Empresas ICA, S.A. de
                                              C.V., Alfa, S.A. de C.V., Grupo
                                              Financiero Banamex, S.A. de C.V.,
                                              Vitro, S.A. and Grupo Televisa,
                                              S.A. Mr. Zambrano is chairman of
                                              the board of directors of Consejo
                                              de Ensenanza e Investigacion
                                              Superior, A.C., which manages
                                              ITESM and a member of the
                                              Stanford Business School's
                                              advisory board.

                                              In addition, he is member of the
                                              board of directors of Museo de
                                              Arte Contemporaneo de Monterrey
                                              A.C (MARCO), Conservacion
                                              Internacional, and the Americas
                                              Society, Inc. Lorenzo H. Zambrano
                                              is a first cousin of Lorenzo
                                              Milmo Zambrano and Rogelio
                                              Zambrano Lozano, both members of
                                              our board of directors, as well
                                              as of Rodrigo Trevino, our chief
                                              financial officer. He is also a
                                              second cousin of Roberto Zambrano
                                              Villareal and Mauricio Zambrano
                                              Villareal, both members of our
                                              board of directors.

Hector Medina,                                Joined CEMEX in 1988. He has held
Executive Vice President of                   several positions in CEMEX,
Planning and Finance                          including director of strategic
                                              planning from 1991 to 1994,
                                              president of CEMEX Mexico from
                                              1994 to 1996, and has served as
                                              executive vice president of
                                              planning and finance since 1996.
                                              He is a graduate of ITESM with a
                                              degree in chemical engineering and
                                              administration. He also received a
                                              Masters of Science degree in
                                              management studies from the
                                              management Center of the
                                              University of Bradford in England
                                              and a Masters of Science diploma
                                              in Operations Research from the
                                              Escuela de Organizacion Industrial
                                              in Spain in 1975. Among the
                                              positions he previously held are
                                              those of Project Director at Grupo
                                              Protexa, S.A. de C.V.,
                                              Administrative Director at Grupo
                                              Xesa, S.A. de C.V., Commercial
                                              Director at Direcplan, S.A. and
                                              Industrial Relations Sub-Director
                                              at Hylsa, S.A. de C.V. Mr. Medina
                                              is a member of the board of
                                              Cementos Chihuahua, Cia Minera
                                              Autlan, Mexifrutas, S.A. de C.V.
                                              and Chocota Productos del Mar,
                                              S.A. de C.V. and member of the
                                              "consejo de vigilancia" of
                                              Ensenanza e Investigacion Superior
                                              A.C. and ITESM.

Armando J. Garcia Segovia,                    Initially joined CEMEX in 1975 and
     Executive Vice President of              rejoined CEMEX in 1985. He has
     Development                              served as director of operational
                                              and strategic planning from 1985
                                              to 1988, director of operations
                                              from 1988 to 1991, director of
                                              corporate services and affiliate
                                              companies from 1991 to 1994,
                                              director of development from 1994
                                              to 1996, general director of
                                              development from 1996 to 2000, and
                                              executive vice president of
                                              development since 2000. He is a
                                              graduate of ITESM with a degree in
                                              mechanical engineering and
                                              administration and holds an M.B.A.
                                              from the University of Texas. He
                                              was employed at Cydsa, S.A. from
                                              1979 to 1981 and at Conek, S.A. de
                                              C.V. from 1981 to 1985 . He is a
                                              brother of Jorge Garcia Segovia,
                                              an alternate member of our board
                                              of directors, and a first cousin
                                              of Rodolfo Garcia Muriel, a member
                                              of our board of directors.

                                              Armando J. Garcia Segovia has been
                                              a member of our board of directors
                                              since 1983. He also serves as a
                                              member of the board of directors
                                              of Materiales Industriales de
                                              Chihuahua, S.A. de C.V., Calhidra
                                              y Mortero de Chihuahua, S.A. de
                                              C.V., Grupo Cementos de Chihuahua,
                                              S.A. de C.V., Construcentro de
                                              Chihuahua, S.A. de C.V., Control
                                              Administrativo Mexicano, S.A. de
                                              C.V., Compania Industrial de
                                              Parras, S.A. de C.V., Fabrica La
                                              Estrella, S.A. de C.V., Prendas
                                              Textiles, S.A. de C.V., Telas de
                                              Parras, S.A. de C.V., Canacem,
                                              Confederacion Patronal de la
                                              Republica Mexicana, Centro
                                              Patronal de Nuevo Leon, and
                                              Instituto Mexicano del Cemento y
                                              del Concreto. He is a member of
                                              the board and former chairman of
                                              Centro de Estudios del Sector
                                              Privado para el Desarrollo
                                              Sostenible, and member of the
                                              board of the World Environmental
                                              Center.

                                              He is also founder and chairman of
                                              the board of Comenzar de Nuevo,
                                              A.C.

Victor Romo,                                  Joined CEMEX in 1985 and has
   Executive Vice President of                served as director of
   Administration                             administration of CEMEX Espana
                                              from 1992 to 1994, general
                                              director of administration and
                                              finance of CEMEX Espana from 1994
                                              to 1996, president of CEMEX
                                              Venezuela from 1996 to 1998,
                                              president of the South American
                                              and Caribbean region from 1998 to
                                              May 2003, and executive vice
                                              president of administration since
                                              May 2003. He is a graduate in
                                              public accounting and holds a
                                              master's degree in administration
                                              and finance from ITESM.
                                              Previously, he worked for Grupo
                                              Industrial Alfa, S.A. de C.V. from
                                              1979 to 1985.

Francisco Garza,                              Joined CEMEX in 1988 and has
  President of CEMEX                          served as director of trading from
  North America Region                        1988 to 1992, president of CEMEX
  and Trading                                 Corp. from 1992 to 1994, president
                                              of CEMEX Venezuela and Cemento
                                              Bayano from 1994 to 1996,
                                              president of CEMEX Mexico
                                              and CEMEX Corp. from 1996 to 1998,
                                              when he was appointed president of
                                              the North American region and
                                              trading. He is a graduate in
                                              business administration of ITESM
                                              and holds an M.B.A. from the
                                              Johnson School of Management at
                                              Cornell University.

Jose Luis Saenz de Miera,                     Joined CEMEX Espana in 1993 as
     President of CEMEX Europe,               general manager of administration
     Africa and Asia                          and finance, and in 1994 he was
                                              appointed president of CEMEX
                                              Espana. Mr. Saenz de Miera has
                                              served as president of the Europe,
                                              Africa and Asia region since
                                              October 1998. He studied economic
                                              sciences in Universidad
                                              Complutense de Madrid and is a
                                              certified public accountant from
                                              Instituto de Censores Jurados de
                                              Cuentas in Spain. Previously, he
                                              was employed from 1973 to 1993 at
                                              KPMG Peat Marwick, since 1982 as
                                              partner and between 1988 and 1993
                                              as deputy senior partner. Mr.
                                              Saenz de Miera is a citizen of
                                              Spain.

Fernando Gonzalez,                            Joined CEMEX in 1989 and has
   President of CEMEX South                   served as vice-president-human
   America and the Caribbean                  resources from 1992 to 1994,
                                              vice-president-strategic planning
                                              from 1994 to 1998, president of
                                              CEMEX Venezuela from 1998 to 2000,
                                              president of CEMEX Asia from 2000
                                              to May 2003, and president of the
                                              South American and Caribbean
                                              region since May 2003. He is a
                                              graduate in business
                                              administration and holds a
                                              master's degree in administration
                                              from ITESM. Previously, he worked
                                              for Grupo Industrial Alfa, S.A. de
                                              C.V. from 1976 to 1989.

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

Board of Directors

         Set forth below are the names of the members of the our board of directors. The members of our board of directors serve for one-year terms. At our 2003 annual shareholders' meeting held on April 29, 2004, our shareholders re-elected all the members of our board of directors to serve until the next annual shareholders' meeting.

Lorenzo H. Zambrano,                          See "--Senior Management."
     Chairman

Lorenzo Milmo Zambrano                        Has been a member of our board of
                                              directors since 1977. He is also
                                              general director of Inmobiliaria
                                              Ermiza, S.A. de C.V. He is a
                                              first cousin of Lorenzo H.
                                              Zambrano, chairman of our board of
                                              directors and our chief executive
                                              officer, and a first cousin of
                                              Rogelio Zambrano Lozano, a member
                                              of our board of directors.

Armando J. Garcia Segovia                     See "--Senior Management."

Rodolfo Garcia Muriel                         Has been a member of our board of
                                              directors since 1985. He is also
                                              the chief executive officer of
                                              Compania Industrial de Parras,
                                              S.A. de C.V. and Parras Cone de
                                              Mexico, S.A. de C.V. He is member
                                              of the board of directors of
                                              Parras Williamson, S.A. de C.V.,
                                              Telas de Parras, S.A. de C.V.,
                                              IUSA-GE, S. de R.L., and
                                              Industrias Unidas, S.A. Mr. Garcia
                                              Muriel is also vice president of
                                              Camara Nacional de la Industria
                                              Textil. Rodolfo Garcia Muriel is a
                                              first cousin of Armando J. Garcia
                                              Segovia, executive vice president
                                              of development of CEMEX and a
                                              member of our board of directors,
                                              and Jorge Garcia Segovia, an
                                              alternate member of our board of
                                              directors.

Rogelio Zambrano Lozano                       Has been a member of our board of
                                              directors since 1987. He is also a
                                              member of the advisory board of
                                              Grupo Financiero Banamex Accival,
                                              S.A. de C.V. Zona Norte, director
                                              of Carza, S.A. de C,V. and Parque
                                              Plaza Sesamo, S.A. de C.V., and a
                                              member of the board of directors
                                              of Hospital San Jose. Rogelio
                                              Zambrano Lozano is a first cousin
                                              of Lorenzo H. Zambrano, chairman
                                              of our board of directors and our
                                              chief executive officer, and of
                                              Lorenzo Milmo Zambrano, a member
                                              of our board of directors.

Roberto Zambrano Villarreal                   Has been a member of our board of
                                              directors since 1987. He is
                                              chairman of the board of directors
                                              of Desarrollo Integrado, S.A. de
                                              C.V., Administracion Ficap, S.A.
                                              de C.V., Aero Zano, S.A. de C.V.,
                                              Ciudad Villamonte, S.A. de C.V.,
                                              Focos, S.A. de C.V., C & I
                                              Capital, S.A. de C.V., Industrias
                                              Diza, S.A. de C.V., Inmobiliaria
                                              Sanni, S.A. de C.V., Inmuebles
                                              Trevisa, S.A. de C.V., Servicios
                                              Tecnicos Hidraulicos, S.A. de
                                              C.V., Mantenimiento Integrado,
                                              S.A. de C.V., , Pilatus PC-12
                                              Center de Mexico, S.A. de C.V.,
                                              and Pronatura, A.C. He is a member
                                              of the board of directors of
                                              S.L.I. de Mexico, S.A. de C.V.,
                                              and Compania de Vidrio Industrial,
                                              S.A. de C.V. He is a brother of
                                              Mauricio Zambrano Villarreal, a
                                              member of our board of directors.

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

Dionisio Garza Medina                         Has been a member of our board of
                                              directors since 1995. He is also
                                              chairman of the board and chief
                                              executive officer of Alfa, S.A. de
                                              C.V. He is a member of the board
                                              of directors of Vitro, S.A.,
                                              Cydsa, S.A., ING Mexico, and
                                              Autoliv. He is also chairman of
                                              the executive board of the
                                              Universidad de Monterrey, A.C.,
                                              and a member of Consejo Mexicano
                                              de Hombres de Negocios, the
                                              advisory committee of the David
                                              Rockefeller Center for Latin
                                              American Studies of Harvard
                                              University, the board of Harvard
                                              Business School, and the advisory
                                              committee of the New York Stock
                                              Exchange.

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

Mauricio Zambrano Villarreal                  Has been a member of our board of
                                              directors since 2001. Mr. Zambrano
                                              Villarreal served as an alternate
                                              member of our board of directors
                                              from 1995 to 2001. He is also
                                              general vice-president of
                                              Desarrollo Integrado, S.A. de
                                              C.V., chairman of the board of
                                              directors of Empresas Falcon, S.A.
                                              de C.V. and Trek Associates, Inc.,
                                              secretary of the board of
                                              directors of Administracion Ficap,
                                              S.A. de C.V., Aero Zano, S.A. de
                                              C.V., Ciudad Villamonte, S.A. de
                                              C.V., Focos, S.A. de C.V.,
                                              Compania de Vidrio Industrial,
                                              S.A. de C.V., C & I Capital, S.A.
                                              de C.V., Industrias Diza, S.A. de
                                              C.V., , Inmuebles Trevisa, S.A. de
                                              C.V., and Servicios Tecnicos
                                              Hidraulicos, S.A. de C.V., and a
                                              member of the board of directors
                                              of Sylvania Lighting International
                                              Mexico, S.A. de C.V. and Invercap,
                                              S.A. de C.V. He is a brother of
                                              Roberto Zambrano Villarreal, a
                                              member of our board of directors.

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

Jose Manuel Rincon Gallardo                   Has been a member of our board of
                                              directors since 2003. He is also
                                              the board's "financial expert" and
                                              a member of our Audit Committee.
                                              He is president of the board of
                                              directors of Sonoco de Mexico,
                                              S.A. de C.V., member of the board
                                              of directors and audit committee
                                              of Grupo Financiero Banamex, S.A.
                                              de C.V., Grupo Herdez, S.A. de
                                              C.V., and Grupo Celanese Mexicana
                                              , S.A. de C.V., and member of the
                                              board of directors of Grupo
                                              Transportacion Ferroviaria
                                              Mexicana, S.A. de C.V., Grupo
                                              Cuervo, S.A. de C.V., Laboratorio
                                              Sanfer-Hormona, and Alexander
                                              Forbes Mexico. Mr. Rincon Gallardo
                                              is a member of Pro-Dignidad, A.C.,
                                              Organizacion Monte Fenix, A.C.,
                                              Instituto Mexicano de Contadores
                                              Publicos, A.C., Instituto Mexicano
                                              de Ejecutivos de Finanzas, A.C.,
                                              and member of the board of Consejo
                                              Mexicano de Normas de Informacion
                                              Financiera. Mr. Rincon Gallardo
                                              was managing partner of KPMG
                                              Mexico, and was a member of the
                                              board of directors of KPMG United
                                              States and KPMG International.

Alternate Directors

         Set forth below are the names of the alternate members of our board of directors. The alternate members of our board serve for one-year terms.

Eduardo Brittingham Sumner                    Has been an alternate member of
                                              our board of directors since 2002.
                                              Previously served as a regular
                                              member of our board of directors
                                              from 1967 until 2002. He is also
                                              general director of Laredo Autos,
                                              S.A. de C.V., Auto Express Rapido
                                              Nuevo Laredo, S.A. de C.V,
                                              Consorcio Industrial de
                                              Exportacion, S.A. de C.V., and an
                                              alternate member of the board of
                                              directors of Vitro, S.A. He is the
                                              father of Tomas Brittingham
                                              Longoria, a member of our board of
                                              directors.

Tomas Milmo Santos                            Has been an alternate member of
                                              our board of directors since 2001.
                                              He is Chief Executive Officer and
                                              member of the board of directors
                                              of Axtel, S.A. de C.V., a
                                              telecommunications company that
                                              operates in the local, long
                                              distance and data transfer market.
                                              He is also a member of the board
                                              of directors of Coparmex, Cemex
                                              Mexico and the Universidad de
                                              Monterrey. Mr. Milmo Santos is a
                                              nephew of Lorenzo H. Zambrano, our
                                              chief executive officer and
                                              chairman of our board of
                                              directors, and a nephew of Lorenzo
                                              Milmo Zambrano, a member of our
                                              board of directors.

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

         We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

         The Audit Committee

         The audit committee is responsible for reviewing related party transactions and is required to submit an annual report of its activities to our board of directors. The audit committee is also responsible for the appointment, compensation and oversight of our external auditors. The audit committee has also adopted procedures for handling complaints regarding accounting and auditing matters, including anonymous and confidential methods for addressing concerns raised by employees. Under our by-laws, the majority of the members of the audit committee, including its president, are required to be independent directors.

         Set forth below are the names of the members of CEMEX's audit committee. The terms of the members of our audit committee are indefinite, and they may only be removed by a resolution of the board of directors. Jose Manuel Rincon Gallardo qualifies as an "audit committee financial expert." See "Item 16A--Audit Committee Financial Expert."

Roberto Zambrano Villarreal                     See "--Board of Directors."
President

Jose Manuel Rincon Gallardo                     See "--Board of Directors."

Lorenzo Milmo Zambrano                          See "--Board of Directors."

Alfonso Romo Garza                              See "--Board of Directors."

Tomas Brittingham Longoria                      See "--Board of Directors."


Compensation of Our Directors and Members of Our Senior Management

         For the year ended December 31, 2003, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately U.S.$17,388,739. Approximately U.S.$5,085,279 of this amount was paid pursuant to a bonus plan based on our performance. During 2003, as part of the compensation, the members of our board of directors, alternate members of our board of directors and senior managers, as a group, received options to acquire 5,400,074 CPOs at a weighted average nominal exercise price of U.S.$4.18 per CPO. These options expire in 2012 and 2013. As of December 31, 2003, anti-dilution provisions in these options increased the number of underlying CPOs to 5,516,655 and the adjusted weighted average exercise price per CPO was U.S.$4.29.

         In addition, approximately U.S.$178,873 was set aside or accrued to provide pension, retirement or similar benefits.

Employee Stock Option Plan (ESOP)

         In 1995, we adopted an employee stock option plan, or ESOP, under which we were authorized to grant members of our board of directors, members of our senior management and other eligible employees options to acquire our CPOs. Our obligations under the plan are covered by shares held in a trust created for such purpose (initially 216,300,000 shares). As of December 31, 2003, after giving effect to the exchange program implemented in November 2001 described below, a total of 4,689,335 options to acquire 5,778,308 CPOs remain outstanding under this program, with a weighted average nominal exercise price of approximately Ps29.33 per CPO. As of December 31, 2003, the outstanding options under this program had a weighted average remaining tenure of approximately 3.7 years.

         In November 2001, we implemented a voluntary exchange program to offer participants in our ESOP new options intended to better align employee interests with those of shareholders in exchange for their existing options. The new options have an escalating strike price in U.S. Dollars and are hedged by our equity forward contracts, while the old options have a fixed strike price in Pesos. The executives who participated in this program exchanged their options to purchase CPOs at a weighted average strike price of Ps34.11 per CPO, for cash equivalent to the intrinsic value on the exchange date and new options to purchase CPOs with an escalating dollar strike price set at U.S.$4.93 per CPO as of December 31, 2001, growing by 7% per annum less dividends on the CPOs. Of the old options, 57,448,219 (approximately 90.1%) were exchanged for new options in the voluntary exchange program and 8,695,396 were not exchanged. In the context of the program, 81,630,766 new options were issued, in addition to 7,307,039 of the new options that were purchased by participants under a voluntary purchase option that was also part of the exchange. As of December 31, 2003, considering the options granted as a result of the exchange program implemented in November 2001, the options granted thereunder and the exercise of options through that date, a total of 120,916,763 options to acquire 130,831,601 CPOs remain outstanding under this program, with a weighted average exercise price of approximately U.S.$5.02 (Ps56.43) per CPO. As of December 31, 2003, the outstanding options under this program had a weighted average remaining tenure of approximately 9.1 years.

         As a result of the acquisition of CEMEX, Inc. (formerly Southdown), we established a stock option program for CEMEX, Inc.'s executives for the purchase of our ADSs. The options granted under the program have a fixed exercise price in U.S. Dollars equivalent to the market price of one ADS as of the grant date and have a 10-year term. Twenty-five percent of the options vest annually during the first four years after having been granted. The options are hedged using shares currently owned by our subsidiaries, thus potentially increasing stockholders' equity and the number of shares outstanding. As of December 31, 2003, considering the options granted as a result of the exchange program implemented in 2001, the options granted thereunder and the exercise of options that has occurred through that date, a total of 7,629,260 options to acquire the same number of CPOs, or 1,525,582 ADSs, remain outstanding under this program. These options have a weighted average exercise price of approximately U.S.$4.62 (Ps51.93) per CPO or U.S.$23.09 (Ps259.49) per ADS as each ADS represents five CPOs. The number of options under these ADS programs are presented below in terms of CPO equivalents.

         Stock options activity during 2002 and 2003, the balance of options outstanding as of December 31, 2002 and 2003 and other general information regarding our stock option programs is presented in note 15 to our consolidated financial statements included elsewhere in this annual report.

         Certain key executives also participate in a plan that distributes a bonus pool based on actual business results. This bonus is calculated and paid annually, 50% in cash and 50% under an ESOP.

         As of December 31, 2003, the following ESOP options to purchase our securities were outstanding:


                         Number of CPOs or                          Range of exercise prices
  Title of security       CPO equivalents                                per CPOs or CPO
  underlying options     underlying options     Expiration Date            equivalents
  ------------------     ------------------     ---------------     -------------------------
     CPOs (Pesos)            5,778,308             2005-2011           Ps15.60 - 39.44

    CPOs (Dollars)          130,831,601            2011-2013           U.S.$5.12 - 5.66

         ADSs                7,629,260             2011-2013           U.S.$3.89 - 5.44



         As of December 31, 2003, our senior management and directors held the following ESOP options to acquire our securities:


                         Number of CPOs or                         Range of exercise prices
  Title of security       CPO equivalents                               per CPOs or CPO
 underlying options     underlying options      Expiration Date           equivalents
 ------------------     ------------------     ---------------     -------------------------
    CPOs (Pesos)             2,191,817             2005-2011           Ps15.60 - 39.44

   CPOs (Dollars)           39,291,397             2011-2013           U.S.$5.12 - 5.66

        ADSs                     0                 2011-2013           U.S.$3.89 - 5.44


         As of December 31, 2003, our employees and former employees, other than senior management and directors, held the following ESOP options to acquire our securities:


                         Number of CPOs or                         Range of exercise prices
  Title of security       CPO equivalents                               per CPOs or CPO
 underlying options     underlying options      Expiration Date           equivalents
 ------------------     ------------------     ---------------     -------------------------
    CPOs (Pesos)             3,586,491             2005-2011          Ps15.60 - 39.44

   CPOs (Dollars)           91,540,204             2011-2013          U.S.$5.12 - 5.66

        ADSs                 7,629,260             2011-2013          U.S.$3.89 - 5.44

         In February 2004, we implemented a voluntary exchange program to offer participants in our ESOP new options intended to better align employee interests with those of shareholders in exchange for their existing options. Under the terms of the exchange offer, participating employees surrendered their options in exchange for new options with an initial strike price of U.S.$5.05 and a life of 8.4 years, representing the weighted average strike price and maturity of existing options. The strike price of the new options will increase annually at a 7% rate. The new options may be exercised at anytime at the holders option and will be automatically exercised if, at any time during the life of the options, the CPO market price reaches U.S.$7.50.

         Any gain realized through the exercise of the new options will be invested in restricted CPOs at a 20% discount to market. The restricted CPOs received upon exercise of the new options will be held in a trust on behalf of the employee until the CPOs are vested, at which time the restriction expires and the CPOs will be freely transferable. A percentage of the restricted CPOs will vest on a monthly basis, which percentage varies based on when the restricted CPOs are received.

         Holders of the new options will also receive an annual payment of $U.S.0.10 per CPO covered by the option outstanding as of the payment date until exercise or maturity of the options. This payment will grow annually at a 10% rate.

         The exchange period expired on February 13, 2004. As of March 31, 2004, as a result of the voluntary exchange offer, 122,708,146 new options were issued in exchange for 113,906,002 existing options, which were subsequently cancelled. All existing options not exchanged in the offer maintained their existing terms and conditions.

         For accounting purposes under Mexican and U.S. GAAP, we will account for the new options, including the $U.S.0.10 per option payment made to employees, under the intrinsic value method through earnings in the same manner as we currently do under existing plans. See notes 2W and 15 to our consolidated financial statements included elsewhere in this annual report.

         This exchange offer is part of our new strategy, beginning in 2004, of migration away from stock options and into restricted stock as compensation for eligible employees.

Voluntary Employee Stock Option Plan (VESOP)

         During 1998 and 1999, we established voluntary employee stock option plans, or VESOPs, pursuant to which managers and senior executives elected to purchase options to acquire up to 36,468,375 CPOs. These VESOP options, exercisable quarterly over a period of five years, have a predefined exercise price which increases quarterly in U.S. Dollars, thereby taking into account the funding cost in the market. As of December 31, 2003, options to acquire 3,927,693 CPOs were outstanding.

         During 2002, we established an additional VESOP, pursuant to which managers and senior executives elected to purchase, on a monthly basis, new options for up to a number equivalent to those exercised in the same period within the new program initiated in November 2001. During 2002, we sold 2,120,395 options and received a premium equivalent to a percentage of the CPO price, which amounted to approximately U.S.$1.5 million (Ps16.9 million). As of December 31, 2003, anti-dilution provisions in these options increased the number of underlying CPOs to 2,335,191 CPOs with a weighted average exercise price of approximately U.S.$5.68 (Ps63.80) per CPO.

         In January 2003, we established a new VESOP through which our employees who held options under our old VESOPs, as well as members of our senior management and other eligible executives, elected to purchase 38,583,989 new options for a premium of approximately U.S.$9.7 million (Ps101.5 million). The new options, which had an increasing U.S. Dollar exercise price of approximately U.S.$3.58 per CPO, equal to the market price of one CPO at the date of sale, and a five-year term, contained an automatic mandatory exercise condition that would be triggered when the CPO market price reached a certain level. The CPO market price reached this level in September 2003 and, as a result, all of the options were exercised. Employees and directors who exercised their options under the new VESOP received the corresponding gain in CPOs, which they are obligated to hold in their entirety for a period of two years after exercise. Following the second anniversary of the exercise date, one half of the CPOs acquired under the VESOP may be sold by the holder, and the remaining CPOs may be sold following the third anniversary of the exercise date.

         In connection with the new VESOP, in March 2003, we repurchased 29,001,358 appreciation warrants from several of the eligible executives, at a price per appreciation warrant of Ps3.70, the market price for our appreciation warrants on February 6, 2003, the date of the offer to purchase appreciation warrants from the executives. Executives with outstanding loans from CEMEX used the proceeds from the repurchase of 5,942,724 appreciation warrants to repay these loans. The remaining proceeds were used to partially pay for the subscription for options under our new VESOP program. Also, as part of the new VESOP program, in March 2003, we repurchased from some of the eligible employees and directors 294,074 options under our old VESOPs at a price per option of U.S.$ 0.0096, and 8,158,574 options under our old VESOPs at a price per option of U.S.$0.1164. These prices represented a fraction of the theoretical value of the options on January 6, 2003, the date of the offer to purchase the options from the employees and directors. The proceeds from the repurchase of the options under the old VESOPs were used to subscribe for options under our new VESOP, as mandated by the new VESOP program.

         As of December 31, 2003, all options under the new VESOP had been exercised so that no options remained outstanding thereunder.

         As of December 31, 2003, the following VESOP options to acquire our securities were outstanding:


  Title of security       Number of CPOs                                                   Range of exercise
  underlying options    underlying options    Expiration Date        Purchase Price          price per CPO
  ------------------    ------------------    ---------------        --------------          -------------
         CPOs                3,927,693              2004                U.S.$.19              U.S.$3.3069

         CPOs                2,335,191              2011            U.S.$0.76 - 0.63       U.S.$5.76 - 5.53

         As of December 31, 2003, our senior management and directors held the following VESOP options to acquire our securities:


  Title of security        Number of CPOs                                                 Range of exercise
  underlying options     underlying options   Expiration Date       Purchase Price          price per CPO
  ------------------     ------------------   ---------------       --------------          -------------
         CPOs                3,266,158              2004               U.S.$.19              U.S.$3.3069

         CPOs                1,228,390              2011           U.S.$0.76 - 0.63       U.S.$5.76 - 5.53


         As of December 31, 2003, our employees, other than senior management and directors, held the following VESOP options to acquire our securities:


  Title of security        Number of CPOs                                                 Range of exercise
  underlying options     underlying options   Expiration Date       Purchase Price          price per CPO
  ------------------     ------------------   ---------------       --------------          -------------
         CPOs                 661,535               2004                U.S.$.19              U.S.$3.3069

         CPOs                1,106,801              2011            U.S.$0.76 - 0.63       U.S.$5.76 - 5.53


Employees

         As of December 31, 2003, we had approximately 25,965 employees worldwide, which represented a decrease of 1.8% from year-end 2002.

         The following table sets forth the number of our full-time employees and a breakdown of their geographic location at the end of each of the last three fiscal years:

                                                                                   Central
                                                                                   America
                United                                                             and the
      Mexico   States**   Spain   Venezuela Colombia   Egypt  Philippine Thailand Caribbean*  Others   Total
2001   8,740     5,056    3,114     2,576      932      749       734      221      1,512     2,285    25,919
2002   9,184     4,608    3,035     2,334      858      891       692      220      2,569     2,361    26,452
2003   8,942     4,709    2,963     1,700      800      873       669      224      2,599     2,486    25,965


*    2002 and 2003 include Puerto Rico
**   2003 includes Dixon-Marquette Cement


         Employees in Mexico have collective bargaining agreements on a plant-by-plant basis, which are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. Approximately one fourth of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Boilermakers. With the exception of the non-union facility located in Florida, collective bargaining agreements are in effect at all our U.S. cement plants and have various expiration dates ending from 2004 through 2009. Our Spanish union employees have contracts that are renewable every two to three years on a company-by-company basis. Each of our subsidiary companies operating CEMEX Venezuela's plants has its own union, and each company has separately negotiated three-year labor contracts with the union employees of the relevant plants. Except during January and February, when the political situation in Venezuela deteriorated and the operations of most companies in Venezuela were suspended, the labor situation in Venezuela in 2003 remained normal. A single union represents the union employees of all of CEMEX Colombia's plants and negotiates labor contracts on their behalf. Our Panamanian union employees have one labor contract that is renewable every four years. Our Philippine union employees are represented by four unions and have collective bargaining agreements that have a term of five years, which are typically renegotiated in the third and fifth years of the term. Our Egyptian union employees are represented by one union. Assiut has adopted new internal regulations that govern the labor union arrangements. We consider labor relations with our employees to be satisfactory, but we have experienced minor disruptions of our operations in a few plants in Mexico and internationally as a result of labor disagreements from time to time. Approximately 1,800 former union employees in Egypt filed individual lawsuits against Assiut, claiming unfair employment practices relating to the implementation of an employee early retirement program. A total of 660 of these lawsuits have already been dismissed by the court, and we do not consider the amount sought by the remaining plaintiffs to be material to our operations.

Share Ownership

         As of March 19, 2004, our senior management and directors and their immediate families owned, collectively, approximately 5.76% of our outstanding shares, including shares underlying CPOs. This percentage does not include shares held by the extended families of members of our senior management and directors, since to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. No individual director or member of our senior management beneficially owned one percent or more of any class of our outstanding capital stock.

Item 7 -  Major Shareholders and Related Party Transactions
          -------------------------------------------------

Major Shareholders

         Based upon information contained in a statement on Schedule 13G filed with the SEC on February 17, 2004, as of December 31, 2003, Brandes Investment Partners, LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended, beneficially owned 27,247,403 ADSs, representing 136,237,015 CPOs or approximately 7.7% of our outstanding capital stock. Brandes Investment Partners, LLC does not have different voting rights than our other shareholders.

         Other than Brandes Investment Partners, LLC, the CPO trust and the shares and CPOs owned by our subsidiaries, we are not aware of any person that is the beneficial owner of five percent or more of any class of our voting securities.

         As of March 31, 2004, our outstanding capital stock consisted of 3,548,893,516 Series A shares and 1,774,446,758 Series B shares, in each case including shares held by our subsidiaries.

         As of March 31, 2004, a total of 3,423,890,668 Series A shares and 1,711,945,334 Series B shares were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders' meeting, the A shares held in the CPO trust are voted in accordance with the vote cast by holders of the majority of A shares held by Mexican nationals and B shares voted at that meeting of shareholders.

         As of March 31, 2004, through our subsidiaries, we owned approximately 153 million CPOs, representing approximately 8.9% of our outstanding CPOs and 8.6% of our outstanding voting stock An additional 197 million CPOs, representing approximately 11.5% of our outstanding CPOs and 11.1% of our outstanding voting stock, were held subject to equity derivative and other transactions. These CPOs are voted at the direction of our management. From time to time, our subsidiaries are active participants in the trading market for our capital stock; as a result, the levels of our CPO and share ownership by those subsidiaries are likely to fluctuate. Our voting rights over those CPOs are the same as those of any other CPO holder.

         Our by-laws, or estatutos sociales, provide that our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person, or group acting in concert, becoming a holder of 2% or more of our voting shares.

         In addition, as of March 31, 2004, through our subsidiaries, we owned approximately 2 million appreciation warrants, representing approximately 15.3% of our outstanding appreciation warrants. If the average price of our CPOs reaches specified levels on or prior to December 21, 2004, the appreciation warrants will be redeemed for CPOs or ADSs at specified appreciation values. See
Item 5 -- "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Our Equity Derivative Financing Transactions" for a description of the appreciation warrants.

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

         As of March 31, 2004, we had 263 ADS holders of record in the United States, holding approximately 55.8% of our outstanding CPOs and 12 ADW holders of record in the United States, holding approximately 39.4% of our outstanding appreciation warrants. Since a substantial number of ADSs and ADWs are held in nominee form, including the nominee of the Depository Trust Company, the number of beneficial owners of our ADSs and ADWs is substantially greater than the number of record holders of these securities.


Related Party Transactions

         Mr. Bernardo Quintana Isaac, a member of our board of directors, is chief executive officer and chairman of the board of directors of Grupo ICA, S.A. de C.V., or Grupo ICA, a large Mexican construction company. In the ordinary course of business, we extend financing to Grupo ICA for varying amounts at market rates, as we do for our other customers.

         In the past, we have extended loans of varying amounts and interest rates to our directors and executives. During 2003, the largest aggregate amount of loans we had outstanding to our directors and members of senior management was Ps13,138,985. As of March 9, 2004, the amount outstanding was Ps585,467, with an average interest rate of 1.1% per annum. See "Compensation of Our Directors and Members of Our Senior Management - Voluntary Employee Stock Option Plan (VESOP)."

Item 8 -  Financial Information
          ---------------------

Consolidated Financial Statements and Other Financial Information

         See Item 18-- "Financial Statements" and "Index to Consolidated Financial Statements."


Legal Proceedings

         See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings."


Dividends

         A declaration of any dividend by CEMEX is made by our shareholders at a general ordinary meeting. Any dividend declaration is usually based upon the recommendation of our board of directors. However, the shareholders are not obligated to approve the board's recommendation. We may only pay dividends from retained earnings included in financial statements that have been approved by our shareholders and after all losses have been paid for, a legal reserve equal to 5% of our paid-in capital has been created and our shareholders have approved the relevant dividend payment. According to 1999 Mexican tax reforms, all shareholders, excluding Mexican corporations, that receive a dividend in cash or in any other form are subject to a withholding tax. See Item 10 -- "Additional Information -- Taxation -- Mexican Tax Considerations." Since we conduct our operations through our subsidiaries, we have no significant assets of our own except for our investments in those subsidiaries. Consequently, our ability to pay dividends to our shareholders is dependent upon our ability to receive funds from our subsidiaries in the form of dividends, management fees, or otherwise. Some of our credit agreements and debt instruments and some of those of our subsidiaries contain provisions restricting our ability, and that of our subsidiaries, as the case may be, to pay dividends if financial covenants are not maintained. As of December 31, 2003, we and our subsidiaries were in compliance with, or had obtained waivers in connection with, those covenants. See Item 3 -- "Key Information -- Risk Factors -- We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs, ADSs, appreciation warrants and ADWs" and "-- Our use of equity derivative financing may have adverse effects on the market for our securities and our subsidiaries' securities and may adversely affect our ability to achieve operating efficiencies as a combined group."

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

         The following table sets forth the amounts of annual cash dividends paid in Pesos, on a per share basis, and a convenience translation of those amounts into Dollars based on the CEMEX accounting rate as of December 31, 2003.

                                                     Dividends Per Share
                                               ----------------------------
                                               Constant Pesos       Dollars
                                               --------------       -------
1999......................................          0.54             0.05
2000......................................          0.62             0.06
2001......................................          0.72             0.06
2002......................................          0.77             0.07
2003......................................          0.80             0.07


         Dividends declared at each year's annual shareholders' meeting are in respect of dividends for the preceding year. In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in recent years, expressed in constant Pesos as of December 31, 2003, were as follows: 1999, Ps.54 per share (or Ps1.62 per CPO); 2000, Ps1.83 per CPO (or Ps0.62 per share); 2001, Ps2.17 per CPO (or Ps0.72per share); 2002, Ps2.31 per CPO (or Ps0.77 per share); and 2003, Ps2.40 per CPO (or Ps0.80 per share). As a result of dividend elections made by shareholders, in 1999, Ps318 million in cash was paid and 142 million additional shares were issued in respect of dividends declared for the 1998 fiscal year; in 2000, Ps312 million in cash was paid and 59 million additional CPOs were issued in respect of dividends declared for the 1999 fiscal year; in 2001, Ps93 million in cash was paid and 70 million additional CPOs were issued in respect of dividends declared for the 2000 fiscal year; and in 2002, Ps257 million in cash was paid and 64 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; and in 2003, Ps66.8 million in cash was paid and 99 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year.

         At our 2003 annual shareholders' meeting, which was held on April 29, 2004, our shareholders approved a dividend of Ps2.35 per CPO (Ps0.78 per share) for the 2003 fiscal year. Shareholders will be entitled to receive the dividend in either stock or cash consistent with our past practices. In order to have sufficient shares to issue to those shareholders who choose to receive the dividend in stock, our shareholders approved an increase in the variable part of our capital stock through the capitalization of retained earnings in an amount up to Ps4,169,029,880, through the issuance of up to 400 million series A shares and 200 million series B shares, to be represented by new CPOs. Our shareholders delegated to our board of directors the determination of the final amount of the capital increase, which will be determined once the final number of CPOs required to be issued in connection with the dividend is established and will be based on the then current market price of our CPO on the Mexican Stock Exchange, minus the 20% discount at which those CPOs will be issued.


Significant Changes

         No significant change has occurred since the date of our consolidated financial statements included in this annual report.

Item 9 -  Offer and Listing
          -----------------

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


                                                                        Old                           New
Calendar                                                           appreciation                 appreciation
Period       A Shares(1)  B Shares(1)     CPOs(1)      ADSs(2)      warrants(3)  Old ADWs(4)      warrants(5)     New ADWs(6)

Yearly       High   Low   High   Low   High   Low    High    Low    High   Low   High   Low      High   Low     High    Low

             Ps     Ps    Ps     Ps    Ps     Ps     U.S.$   U.S.$    Ps    Ps    U.S.$  U.S.$
1999.......  16.60  5.97  16.77  6.63  53.10  17.90  28.13   19.25    8.26  5.00  4.13   2.56     --     --      --      --

2000.......  --     --    --     --    53.80  32.50  28.75   17.19    8.50  2.00  4.75   1.00     --     --      --      --

2001.......  --     --    --     --    51.65  34.50  28.30   17.63    4.85  2.00  2.85   1.00     --     --      --      --
                                                                                                 Ps     Ps      U.S.$   U.S.$
2002.......  --     --    --     --    61.82  39.10  33.00   19.25    6.00  3.00  3.88   0.01    8.50   3.00    4.60    1.22

2003.......  --     --    --     --    59.50  35.65  26.64   16.31     --     --    --     --    7.00   2.50    3.20    0.95

Quarterly
2002
  First
  quarter... --     --    --     --    55.01  43.90  30.37    24.00   6.00  3.00  2.50   1.00    7.60   3.80    4.40    2.35

  Second
  quarter... --     --    --     --    61.82  51.50  33.00    25.70   5.00  5.00  3.88   2.52    8.50   6.50    4.60    3.30

  Third
  quarter... --     --    --     --    53.80  40.25  27.27    19.71   4.60  4.50  2.60   0.20    6.50   3.00    3.30    1.35

  Fourth
  quarter... --     --    --     --    48.64  39.10  24.07    19.25               0.25   0.01    4.20   3.00    2.05    1.22

  2003
  First
  quarter... --     --    --     --    48.66  35.65  23.35    16.31    --     --    --     --    4.00   2.50    1.80    0.95

  Second
  quarter... --     --    --     --    48.58  37.62  23.10    17.44    --     --    --     --    3.80   2.50    1.65    1.00

  Third
  quarter... --     --    --     --    57.70  46.20  26.12    22.46    --     --    --     --    5.30   3.10    2.25    1.35

  Fourth
  quarter... --     --    --     --    59.50  51.49  26.64    23.02    --     --    --     --    7.00   4.90    3.20    2.05

Monthly
2003-2004
  October... --     --    --     --    56.60  51.49  25.72    23.02   --      --    --     --    6.00   4.90    2.30    2.20

  November.. --     --    --     --    58.00  52.21  25.75    24.02   --      --    --     --    6.98   5.10    2.70    2.05

  December.. --     --    --     --    59.50  54.52  26.64    24.20   --      --    --     --    7.00   6.50    3.20    2.65

  January(7) --     --    --     --    65.00  58.30  29.28    26.20   --      --    --     --    7.70   6.80    3.50    2.80

  February.. --     --    --     --    65.49  62.00  29.96    28.07   --      --    --     --    8.50   7.20    3.75    3.20

  March..... --     --    --     --    66.50  60.00  29.82    27.20   --      --    --     --    9.40   8.52    3.60    2.90

  April..... --     --    --     --    70.50  64.50  31.35    28.45   --      --    --     --   11.00   9.50    4.10    3.50

______________
Source: Based on data of the Mexican Stock Exchange and the NYSE.
(1) As of December 31, 2003, approximately 96.5% of our outstanding share capital was represented by CPOs.
(2)  The ADSs began trading on the NYSE on September 15, 1999.
(3) The old appreciation warrants began trading on the Mexican Stock Exchange on December 13, 1999 and expired on December 13, 2002.
(4) The old ADWs began trading on the NYSE on December 13, 1999 and expired on December 13, 2002.
(5) The new appreciation warrants began trading on the Mexican Stock Exchange on December 24, 2001.
(6) The new ADWs were initially listed for trading on the NYSE on December 24, 2001, but were not actually traded until January 4, 2002.
(7) In January 2004, we purchased 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs) through a modified "Dutch Auction" cash tender offer we launched in November 2003, which allowed holders to tender their appreciation warrants and ADWs at a price in Pesos not greater than Ps8.10 per appreciation warrant (Ps40.50 per ADW) nor less than Ps5.10 per appreciation warrant (Ps25.50 per ADW), as specified by them. Pursuant to the terms of the offer, which expired on January 26, 2004, we purchased such appreciation warrants and ADWs on a pro rata basis (except for odd lot tenders, which were purchased on a priority basis) at a final purchase price of Ps8.10 per appreciation warrant (Ps40.50 per ADW). All appreciation warrants and ADWs not accepted because of proration were promptly returned. Following the completion of the offer, approximately 11,668,132 new appreciation warrants (including appreciation warrants represented by ADWs), which expire on December 21, 2004, were held by persons other than CEMEX and its subsidiaries.

         On April 30, 2004, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps66.84 per CPO and the last reported closing price for ADSs on the NYSE was U.S.$29.45 per ADS. On April 30, 2004, the last reported closing price for appreciation warrants on the Mexican Stock Exchange was Ps11.00 per appreciation warrant and the last reported closing price for ADWs on the NYSE was U.S.$3.75 per ADW.

Item 10 -  Additional Information
           ----------------------

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

         Each of our fixed and variable capital accounts are comprised of A shares and B shares. Under Mexican law and our by-laws, any holder of shares representing variable capital is entitled to have those shares redeemed at that holder's option for a price equal to the lower of:

         o 95% of the market value of those shares based on the weighted average trading price of our CPOs on the Mexican Stock Exchange during the latest period of 30 trading days preceding the date on which the exercise of the redemption option is effective, for a period not to exceed six months; and

         o the book value of those shares at the end of the fiscal year immediately prior to the effective date of the redemption option exercise by that shareholder as set forth in our annual financial statements approved at the ordinary meeting of shareholders.

         If the period used in calculating the quoted share price as described above consists of less than 30 trading days, the number of days when shares were actually traded will be used. If shares have not been traded during this period, the redemption price will be the book value of those shares as described above. If a shareholder exercises its redemption option during the first three quarters of a fiscal year, that exercise is effective at the end of that fiscal year, but if a shareholder exercises its redemption option during the fourth quarter, that exercise is effective at the end of the next succeeding fiscal year. The redemption price is payable as of the day following the annual ordinary meeting of shareholders at which the relevant annual financial statements were approved.

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

         On September 15, 1999, we effected a further stock split. For every one of our shares of any series we issued two series A shares and one series B share. Concurrently with this stock split, we also consummated an exchange offer to exchange new CPOs and new ADSs representing the new CPOs for our then existing A shares, B shares and ADSs and converted our then existing CPOs into the new CPOs. As of December 31, 2003, approximately 96.5% of our outstanding share capital was represented by CPOs, a portion of which is represented by ADSs.

         As of December 31, 2003, our capital stock consisted of 5,921,739,375 issued shares. As of December 31, 2003, series A shares represented 66.6% of our capital stock, or 3,947,826,250 shares, of which 3,547,614,432 shares were subscribed and paid, 287,097,712 shares were treasury shares and 113,114,106 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder, but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. As of December 31, 2003, series B shares represented 33.4% of our capital stock, or 1,973,913,125 shares, of which 1,773,807,216 shares were subscribed and paid, 143,548,856 shares were treasury shares and 56,557,053 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder, but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. Of the total of our A shares and B shares outstanding as of December 31, 2003, 3,267,000,000 shares corresponded to the fixed portion of our capital stock and 2,654,739,375 shares corresponded to the variable portion of our capital stock.

         At the 2003 annual shareholders' meeting held on April 29, 2004, in connection with their approval of a dividend for the 2003 fiscal year, our shareholders approved an increase in the variable part of our capital stock through the capitalization of retained earnings in an amount up to Ps4,169,029,880, through the issuance of up to 400 million series A shares and 200 million series B shares, to be represented by new CPOs. The final amount of the capital increase will be determined by our board of directors once the final number of CPOs required to be issued in connection with the dividend is established and will be based on the then current market price of our CPO on the Mexican Stock Exchange, minus the 20% discount at which those CPOs will be issued. See Item 8 - "Financial Information - Dividends" above. In addition, at the 2003 annual shareholders' meeting, our shareholders approved the cancellation of our 287,097,712 series A treasury shares and 143,548,856 series B treasury shares outstanding as of December 31, 2003, as described in the preceding paragraph.

         As of June 1, 2001, the Mexican securities law (Ley de Mercado de Valores) was amended to increase the protection granted to minority shareholders of Mexican listed companies and to commence bringing corporate governance procedures of Mexican listed companies in line with international standards.

         On February 6, 2002, the Mexican securities authority (Comision Nacional Bancaria y de Valores) issued an official communication numbered DGA-13813138, authorizing the amendment of our by-laws to incorporate additional provisions to comply with the new provisions of the Mexican securities law. Following approval from our shareholders at our 2002 annual shareholders meeting, we amended and restated our by-laws to incorporate these additional provisions, which consist of, among other things, protective measures to prevent share acquisitions, hostile takeovers, and direct or indirect changes of control. As a result of the amendment and restatement of our by-laws, the expiration of our corporate term of existence was extended from 2019 to 2100.

         On March 19, 2003, the Mexican securities authority issued new regulations designed to (i) further implement minority rights granted to shareholders by the Mexican securities law and (ii) simplify and comprise in a single document provisions relating to securities offerings and periodic reports by Mexican listed companies.

         On April 24, 2003, our shareholders approved changes to our by-laws, incorporating additional provisions and removing some restrictions. The changes were as follows:

         o The restriction that prohibits our subsidiaries from acquiring shares in companies that own our shares was amended to remove a condition that our subsidiaries have knowledge of such ownership.

         o The limitation on our variable capital was removed. Formerly, our variable capital was limited to ten times our minimum fixed capital, which is currently set at Ps36.3 million.

         o Increases and decreases in our variable capital now require the notarization of the minutes of the ordinary general shareholders' meeting that authorize such increase or decrease, as well as the filing of these minutes with the Mexican National Securities Registry (Registro Nacional de Valores), except when such increase or decrease results from (i) shareholders exercising their redemption rights or (ii) stock repurchases.

         o Amendments were made to the calculation of the redemption price for our variable capital shares, which is described above.

         o Approval by the board of directors is now required for transactions by us or any of our subsidiaries involving: (i) transactions not in the ordinary course of business with third parties related to us or to any of our subsidiaries, (ii) purchases or sales of assets having a value equal to or exceeding 10% or more of our total consolidated assets, (iii) the granting of security interests in an amount exceeding 30% of our total consolidated assets, and (iv) any other transaction that exceeds 1% of our total consolidated assets.

         o The cancellation of registration of our shares in the Securities Section of the Mexican National Securities Registry now involves an amended procedure, which is described below under "Repurchase Obligation." In addition, any amendments to the article containing these provisions no longer require the consent of the Mexican securities authority and 95% approval by shareholders entitled to vote.

Changes in Capital Stock and Preemptive Rights

         Our by-laws allow for a decrease or increase in our capital stock if it is approved by our shareholders at a shareholders' meeting. Additional shares of our capital stock, having no voting rights or limited voting rights, are authorized by our by-laws and may be issued upon the approval of our shareholders at a shareholders' meeting, with the prior approval of the Mexican securities authority.

         Our by-laws provide that shareholders have preemptive rights in proportion to the number of shares of our capital stock they hold, before any increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be, except in the case of shares previously acquired by us or if the shareholders waive their preemptive rights, in the context of a public offer, as set forth in the Mexican Securities law. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and our by-laws and applicable law provide that this period must be 15 days following the publication of the notice of the capital increase in the Periodico Oficial del Estado. With the prior approval of the Mexican securities authority, an extraordinary shareholders' meeting may approve the issuance of our stock in connection with a public offering, without the application of the preemptive rights described above. At that meeting, holders of our stock must waive preemptive rights by the affirmative vote of 50% of the capital stock, and the resolution duly adopted in this manner will be effective for all shareholders. If holders of at least 25% of our capital stock vote against the resolution, the issuance without the application of preemptive rights may not be effected. The Mexican securities authority may only approve the issuance if we maintain policies that protect the rights of minority shareholders. Any shareholder voting against the relevant resolution will have the right to have its shares placed in the public offering together with our shares and at the same market price.

         Pursuant to our by-laws, significant acquisitions of shares of our capital stock and changes of control of CEMEX require prior approval from our board of directors. Our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person or group becoming a holder of 2% of more of our shares. If our board of directors denies that authorization, it must designate an alternative buyer for those shares, at a price equal to the price quoted on the Mexican Stock Exchange. Any acquisition of shares of our capital stock representing 20% or more of our capital stock by a person or group of persons requires prior approval from our board of directors and, in the event approval is granted, the acquiror has an obligation to make a public offer to purchase all of the outstanding shares of that class of capital stock being purchased. In the event the requirements described above for significant acquisitions of shares of our capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholder meetings and we will not record such persons as holders of such shares in our shareholder ledger.

         Our by-laws require the stock certificates representing shares of our capital stock to make reference to the provisions in our by-laws relating to the prior approval of the board of directors for significant share transfers and the requirements for recording share transfers in our shareholder ledger. In addition, shareholders are responsible for informing us whenever their shareholdings exceed 5%, 10%, 15% and 20% of the outstanding shares of a particular class of our capital stock. We are required to maintain a shareholder ledger that records the names, nationality and domicile of all significant shareholders, and any shareholder that meets or exceeds these thresholds must be recorded in this ledger if such shareholder is to be recognized or represented at any shareholders' meeting. If a shareholder fails to inform us of its shareholdings reaching a threshold as described above, we will not record the transactions that cause such threshold to be met or exceeded in our shareholder ledger, and such transaction will have no legal effect and will not be binding on us.

Repurchase Obligation

         In accordance with Mexican securities authority regulations, our majority shareholders are obligated to make a public offer for the purchase of stock to the minority shareholders if the listing of our stock with the Mexican Stock Exchange is canceled, either by resolution of CEMEX or by an order of the Mexican securities authority. The price at which the stock must be purchased by the majority shareholders is the higher of:

         o the weighted average price per share based on the weighted average trading price of our CPOs on the Mexican Stock Exchange during the latest period of 30 trading days preceding the date of the offer, for a period not to exceed six months; or

         o the book value per share, as reflected in the last quarterly report filed with the Mexican securities authority and the Mexican Stock Exchange.

         Five business days prior to the commencement of the offering, our board of directors must make a determination with respect to the fairness of the offer, taking into account the interests of the minority shareholders and disclose its opinion, which must refer to the justifications of the offer price; if the board of directors is precluded from making such determination as a result of a conflict of interest, the resolution of the board of directors must be based upon a fairness opinion issued by an expert selected by the audit committee in which emphasis must be placed on minority rights.

         Following the expiration of this offer, if the majority shareholders do not acquire 100% of the paid-in share capital, such shareholders must place in a trust set up for that purpose for a six-month period an amount equal to that required to repurchase the remaining shares held by investors who did not participate in the offer. The majority shareholders are not obligated to make the repurchase if shareholders representing 95% of our share capital waive that right, and the amount offered for the shares is less than 300,000 UDIs (Unidades de Inversion), which are investment units in Mexico that reflect inflation variations. If these conditions are met, we must create a trust as described above and provide electronic notice to the Mexican Stock Exchange. For purposes of these provisions, majority shareholders are shareholders that own a majority of our shares, have voting power sufficient to control decisions at general shareholder meetings, or that may elect a majority of our board of directors.

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

         Notice of shareholders' meetings must be published in the official gazette for the State of Nuevo Leon, Mexico or any major newspaper published and distributed in the City of Monterrey, Nuevo Leon, Mexico. The notice must be published at least 15 days prior to the date of any shareholders' meeting. Consistent with Mexican law, our by-laws further require that all information and documents relating to the shareholders meeting be available to shareholders from the date the notice of the meeting is published.

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

         An annual general ordinary shareholders' meeting must be held during the first four months after the end of each of our fiscal years to consider the approval of a report of our board of directors regarding our performance and our financial statements for the preceding fiscal year and to determine the allocation of the profits for the preceding year. At the annual general shareholders' meeting, any shareholder or group of shareholders representing 10% or more of our outstanding voting stock has the right to appoint one regular and one alternate director in addition to the directors elected by the majority and the right to appoint a statutory auditor. The alternate director appointed by the minority holders may only substitute for the director appointed by that minority.

         A general extraordinary shareholders' meeting may be called at any time to deal with any of the matters specified by Article 182 of the General Law of Commercial Companies, which include, among other things:

         o     extending our corporate existence;

         o     our early dissolution;

         o     increasing or reducing our fixed capital stock;

         o     changing our corporate purpose;

         o     changing our country of incorporation;

         o     changing our form of organization;

         o     a proposed merger;

         o     issuing preferred shares;

         o     redeeming our own shares;

         o     any amendment to our by-laws; and

         o any other matter for which a special quorum is required by law or by our by-laws.

         The above-mentioned matters may only be dealt with at extraordinary shareholders' meetings.

         In order to vote at a meeting of shareholders, shareholders must appear on the list that Indeval, the Mexican securities depositary, and the Indeval participants holding shares on behalf of the shareholders, prepare prior to the meeting or must deposit prior to that meeting the certificates representing their shares at our offices or in a Mexican credit institution or brokerage house, or foreign bank approved by our board of directors to serve this function. The certificate of deposit with respect to the share certificates must be presented to our company secretary at least 48 hours before a meeting of shareholders. Our company secretary verifies that the person in whose favor any certificate of deposit was issued is named in our share registry and issues an admission pass authorizing that person's attendance at the meeting of shareholders.

         Our by-laws provide that a shareholder may only be represented by proxy in a shareholders' meeting with a duly completed form provided by us authorizing the proxy's presence. In addition, our by-laws require that the secretary acting at the shareholders' meeting publicly affirm the compliance by all proxies with this requirement.

         A shareholders' resolution is required to take action on any matter presented at a shareholders' meeting. At an ordinary meeting of shareholders, the affirmative vote of the holders of a majority of the shares present at the meeting is required to adopt a shareholders' resolution. At an extraordinary meeting of shareholders, the affirmative vote of at least 50% of the capital stock is required to adopt a shareholders' resolution, except that when amending Article 22 of our by-laws (which specifies the list of persons who are not eligible to be appointed as a director or a statutory auditor) the affirmative vote of at least 75% of the voting stock is needed. Our by-laws also require the approval of 75% of the voting shares of our capital stock to amend provisions in our by-laws relating to the prior approval of the board of directors for share transfers and the requirements for recording share transfers in our corporate ledger.

         The quorum for a first ordinary meeting of shareholders is 50% of our outstanding and fully paid shares, and for the second ordinary meeting of shareholders is any number of our outstanding and fully paid shares. The quorum for the first extraordinary shareholders meeting is 75% of our outstanding and fully paid shares, and for the second extraordinary shareholders meeting the quorum is 50% of our outstanding and fully paid shares.

Rights of Minority Shareholders

         Our by-laws provide that holders of at least 10% of our capital stock are entitled to demand the postponement of the voting on any resolution of which they deem they have not been adequately informed.

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

         Under Mexican law, an action for civil liabilities against directors may be initiated by a shareholders' resolution. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, shareholders representing not less than 15% of the outstanding shares may directly exercise that action against the directors; provided that:

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

Registration and Transfer

         Our common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Our shareholders may hold their shares in the form of physical certificates or through institutions that have accounts with Indeval. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. We maintain a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval and by Indeval participants indicating ownership are recognized as our shareholders.

Redemption

         Our capital stock is subject to redemption upon approval of our shareholders at an extraordinary shareholders' meeting.

Share Repurchases

         If our shareholders decide at a general shareholders' meeting that we should do so, we may purchase our outstanding shares for cancellation. We may also repurchase our equity securities on the Mexican Stock Exchange at the then prevailing market prices in accordance with the Mexican securities law. If we intend to repurchase shares representing more than 1% of our outstanding shares at a single trading session, we must inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding shares during a period of twenty trading days, we would be required to conduct a public tender offer for such shares. We must conduct share repurchases through the person or persons approved by our board of directors, through a single broker dealer during the relevant trading session without submitting bids during the first and the last 30 minutes of each trading session and we must inform the Mexican Stock Exchange of the results of any share repurchase no later than the business day following any such share repurchase.

Directors' and Shareholders' Conflict of Interest

         Under Mexican law, any shareholder that has a conflict of interest with CEMEX with respect to any transaction is obligated to disclose such conflict and is prohibited from voting on that transaction. A shareholder who violates this prohibition may be liable for damages if the relevant transaction would not have been approved without that shareholder's vote.

         Under Mexican law, any director who has a conflict of interest with CEMEX in any transaction must disclose that fact to the other directors and is prohibited from voting on that transaction. Any director who violates this prohibition will be liable for damages. Additionally, our directors and statutory auditors may not represent shareholders in the shareholders' meetings.

Withdrawal Rights

         Whenever our shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change that has voted against it may withdraw from CEMEX and receive the amount calculated as specified by Mexican law attributable to its shares, provided that it exercises that right within 15 days following the adjournment of the meeting at which the change was approved. For further details on the calculation of the withdrawal right, see "- General."

Dividends

         At the annual ordinary general meeting of shareholders, our board of directors submits our financial statements together with a report on them by our board of directors and the statutory auditors, to our shareholders for approval. The holders of our shares, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes, legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of our capital stock outstanding and fully paid at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

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

Material Contracts

         On March 30, 2004, CEMEX Espana, with Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, entered into a Term and Revolving Facilities Agreement with Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, relating to three credit facilities with an aggregate amount of (euro)250,000,000 and
(Y)19,308,000,000. The first facility is a five-year multi-currency term loan facility with a variable interest rate; the second facility is a 364-day multi-currency revolving credit facility; and the third facility is a five-year Yen-denominated term loan facility with a fixed interest rate. The proceeds of these facilities will be used to prepay CEMEX Espana's outstanding revolving credit facility and for general corporate purposes.

         On October 15, 2003, New Sunward Holding B.V. entered into a U.S.$1.15 billion multi-tranche Term Loan Agreement. The indebtedness incurred under the agreement is guaranteed by CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V and is composed of three different tranches. The first tranche is a two-year Euro denominated loan in the amount of (euro)256,365,000. The second tranche is a three-year Dollar denominated loan in the amount of U.S.$550,000,000. The third tranche is a three-year Yen denominated loan in the amount of (Y)32,688,000,000. The terms of the second and third tranches can be extended for an additional period of six months, subject to certain conditions. The proceeds were used to repurchase U.S.$650 million of preferred equity and to refinance other outstanding debt.

         On June 23, 2003, CEMEX Espana Finance LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers, entered into a Note Purchase Agreement in connection with a private placement by CEMEX Espana Finance, LLC. CEMEX Espana Finance, LLC issued to the institutional purchasers U.S.$103,000,000 aggregate principal amount of 4.77% Senior Notes due 2010, U.S.$96,000,000 aggregate principal amount of 5.36% Senior Notes due 2013 and U.S.$201,000,000 aggregate principal amount of 5.51% Senior Notes due 2015. The proceeds of the private placement were used to repay debt.

         On August 8, 2003, in connection with an increase in the amount available under our U.S. commercial paper program from U.S.$275 million to U.S.$400 million, we entered into a First Amended and Restated Reimbursement and Credit Agreement and a related Depositary Agreement with several lenders. Under the First Amended and Restated Reimbursement and Credit Agreement, the issuing bank agreed to issue an irrevocable direct-pay letter of credit in the amount of U.S.$400 million to provide credit support for the commercial paper program, and the lenders committed to make loans to us in the event of certain market disruptions of up to the same amount. In addition, under the First Amended and Restated Reimbursement and Credit Agreement we obtained a U.S.$200 million standby letter of credit facility for the issuance of standby letters of credit in support of certain of our and any of our subsidiaries' obligations, including in support of contingent liabilities arising in connection with forward sale contracts, leases, insurance contracts and arrangements, service contracts, equipment contracts, financing transactions and other payment obligations. The total amount available under the U.S. commercial paper program, the letters of credit and any loans under the First Amended and Restated Reimbursement and Credit Agreement cannot exceed U.S.$400 million. CEMEX Mexico and Empresas Tolteca de Mexico, two of our Mexican subsidiaries, are guarantors of our obligations under the First Amended and Restated Reimbursement and Credit Agreement.

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

         On October 29, 2001, CEMEX Espana signed a three-year revolving credit facility arranged by Banco Bilbao Vizcaya Argentaria, S.A., Salomon Brothers International Limited, and Deutsche Bank AG as mandated lead arrangers. The facility amounts to (euro)800 million. The proceeds of the facility must be used for general corporate purposes. As of December 31, 2003, the total commitment under this credit facility was reduced by CEMEX Espana to (euro)500 million, and during February 2004 it was further reduced to (euro)300 million.

         On March 15, 2001, CEMEX, Inc., as issuer, CEMEX Espana, as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and several institutional purchasers, entered into a Note and Guarantee Agreement in connection with the private placement and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A 7.66% Guaranteed Senior Notes due 2006,
(euro)50,000,000 aggregate principal amount of Series B 6.89% Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C 7.91% Guaranteed Senior Notes due 2008 to the institutional purchasers. The proceeds of the private placement were used to repay debt.


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

         For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico. If the individual also has a home in another country, he or she will be considered a resident of Mexico if his or her center of vital interests is in Mexico. Under Mexican law, an individual's center of vital interests is in Mexico if:

         1. more than the 50% of the individual's total income in the relevant year comes from Mexican sources; or

         2. the individual's main center of professional activities is in Mexico.

         A legal entity is a resident of Mexico if it is organized under the laws of Mexico or if it maintains the principal administration of its business or the effective location of its management in Mexico. Under Mexican law, a legal entity maintains the principal administration of its business in Mexico if:

         1. the meetings of shareholders or of the board of directors are held in Mexico;

         2. the individuals responsible for day-to-day decisions, control, direction or management of the legal entity are residents in Mexico for tax purposes or have their offices in Mexico;

         3. the legal entity's management or control is carried out through an office in Mexico, or

         4. the accounting records are in Mexico.

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

         Individuals or legal entities that cease to be residents of Mexico must notify the tax authorities within 15 business days before their change of residency.

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

         This exemption is not applicable to protected or registered transactions, even though The Comision Nacional Banacaria y de Valores, the Mexican National Banking and Securities Commission, views these protected or registered transactions as if they were executed on the Mexican Stock Exchange. Additionally, the exemption is not applicable to the sale or disposition of CPOs through a public offer, where the offerees are not allowed to accept more competitive offers to those received before or within the public offer, and would be subject to a penalty were they to accept such offers.

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

         A foreign holder residing in a country with which Mexico has entered into a treaty for the avoidance of double taxation may not be subject to Mexican withholding taxes if such foreign holder provides evidence he is subjest to tax in his own country.

         We urge you to consult your tax advisor to determine the particular tax consequences in your case.

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

U.S. Federal Income Tax Considerations

General

         The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our CPOs and ADSs, including CPOs or ADSs received upon mandatory redemption or redemption at maturity of our appreciation warrants or ADWs, and the ownership, disposition, mandatory redemption, redemption at maturity of and lapse of appreciation warrants or ADWs.

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

Recent Tax Legislation

         The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the Act, which was enacted on May 28, 2003, reduced the maximum rate of tax imposed on certain dividends received by U.S. Shareholders that are individuals to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008), or the Reduced Rate. The Reduced Rate applies to dividends received after December 31, 2002 and before January 1, 2009. In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a "qualified foreign corporation" within the meaning of the Act. We believe that we are a "qualified foreign corporation" within the meaning of the Act because we are eligible for the benefits of the comprehensive income tax treaty between Mexico and the United States which the IRS has determined is satisfactory for purposes of the Reduced Rate and which includes an exchange of information program. There can be no assurance, however, that we will continue to be considered a "qualified foreign corporation" and that our dividends will continue to be eligible for the Reduced Rate.

         The Act also reduced the top individual tax rate on adjusted net capital gains for sales and exchanges of capital assets on or after May 6, 2003 and before January 1, 2009 from 20 percent (10 percent for individuals in the lower tax brackets) to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008).

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

Item 11 -  Quantitative and Qualitative Disclosures About Market Risk
           ----------------------------------------------------------

         See Item 5 -- "Operating and Financial Review and Prospects -- Derivatives and Other Hedging Instruments."

Item 12 -  Description of Securities Other than Equity Securities
           ------------------------------------------------------

         Not applicable.

                                    PART II

Item 13 -  Defaults, Dividend Arrearages and Delinquencies
           -----------------------------------------------

         None.

Item 14 -  Material Modifications to the Rights of Security Holders and
           Use of Proceeds
           -----------------------------------------------------------

         None.

Item 15 -  Controls and Procedures
           -----------------------

CEMEX, S.A. de C.V.
-------------------

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of CEMEX, S.A. de C.V. ("CEMEX") have evaluated the effectiveness of CEMEX's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2003. Based on such evaluation, such officers have concluded that CEMEX's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to CEMEX (including its consolidated subsidiaries) required to be included in CEMEX's reports filed or submitted under the Exchange Act.

CEMEX Mexico, S.A. de C.V.
--------------------------

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico") have evaluated the effectiveness of CEMEX Mexico's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2003. Based on such evaluation, such officers have concluded that CEMEX Mexico's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to CEMEX Mexico (including its consolidated subsidiaries) required to be included in CEMEX Mexico's reports filed or submitted under the Exchange Act.

Empresas Tolteca de Mexico, S.A. de C.V.
----------------------------------------

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of Empresas Tolteca de Mexico, S.A. de C.V. ("Empresas Tolteca") have evaluated the effectiveness of Empresas Tolteca's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2003. Based on such evaluation, such officers have concluded that Empresas Tolteca's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to Empresas Tolteca (including its consolidated subsidiaries) required to be included in Empresas Tolteca's reports filed or submitted under the Exchange Act.

Item 16A -  Audit Committee Financial Expert
            --------------------------------

         Our board of directors has determined that it has an "audit committee financial expert" (as defined in Item 16A of Form 20-F) serving on its audit committee. Mr. Jose Manuel Rincon Gallardo meets the requisite qualifications.

Item 16B -  Code of Ethics
            --------------

         We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

         You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

                  CEMEX, S.A. de C.V.
                  Av. Ricardo Margain Zozaya #325
                  Colonia del Valle Campestre
                  Garza Garcia, Nuevo Leon, Mexico 66265.
                  Attn:  Luis Hernandez or Daniel Azcona
                  Telephone:  (011-5281) 8888-8888

Item 16C -  Principal Accountant Fees and Services
            --------------------------------------

         Audit Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps45.6 million in fiscal year 2003 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2002, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps52.0 million for these services.

         Audit-Related Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps5.8 million in fiscal year 2003 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2002, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps16.0 million for audit-related services. These fees relate maimly to technical accounting support and guidance provided by KPMG in connection with the implementation of newly issued accounting standards.

         Tax Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps29.8 million in fiscal year 2003 for tax compliance, tax advice and tax planning. KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps73.6 million for tax-related services in fiscal year 2002.

         All Other Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps6.7 million in fiscal year 2003 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2002, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us Ps11.6 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

Audit Committee Pre-approval Policies and Procedures

         Our audit committee is responsible, among other things, for the appointment, compensation and oversight of our external auditors. To assure the independence of our independent auditors, our audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax-Related Services, and Other Services that may be performed by our auditors, as well as the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our audit committee. Our external auditor periodically provides a report to our audit committee in order for our audit committee to review the services that our external auditor is providing, as well as the status and cost of those services.

         During 2003, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                                    PART III

Item 17 -  Financial Statements
           --------------------
         Not applicable.

Item 18 -  Financial Statements
           --------------------

         See pages F-1 through F-74, incorporated herein by reference.

Item 19 -  Exhibits
           ---------

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

2.5 Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares. (b)

2.6 Form of Certificate for shares of Series A Common Stock of CEMEX, S.A. de C.V. (b)

2.7 Form of Certificate for shares of Series B Common Stock of CEMEX, S.A. de C.V. (b)

2.8      Form of appreciation warrant deed. (b)

2.9      Form of CPO Purchasing and Disbursing Agreement. (c)

2.10     Form of appreciation warrant certificate. (c)

2.11 Form of Warrant Deposit Agreement among CEMEX, S.A. de C.V., Depositary and holders and beneficial owners of American Depositary Warrants. (c)

2.12     Form of American Depositary Warrant Receipt (included in Exhibit 2.10).
         (c)

4.1 Note and Guarantee Agreement dated as of March 15, 2001, by and among CEMEX, Inc., as issuer, Valenciana, as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and the several purchasers named therein, in connection with the offering and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A Guaranteed Senior Notes due 2006,(euro)50,000,000 aggregate principal amount of Series B Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C Guaranteed Senior Notes due 2008. (d)

4.2 Credit facility dated as of October 29, 2001, by and among Compania Valenciana de Cementos Portland, S.A., as borrower, Banco Bilbao Vizcaya Argentaria, S.A., Salomon Brothers International Limited, and Deutsche Bank AG as mandated lead arrangers and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of(euro)800 million. (e)

4.3 Agreement and Plan of Merger, dated as of June 11, 2002, among CEMEX, S.A. de C.V., Tricem Acquisition, Corp. and the Puerto Rican Cement Company, Inc. (f)

4.4 ABN AMRO Special Corporate Services B.V. Forward Contract, dated as of December 13, 2002. (g)

4.5      Citibank, N.A. Forward Contract, dated as of December 13, 2002. (g)

4.6 Credit Suisse First Boston International Forward Contract, dated as of December 13, 2002. (g)

4.7 Deutsche Bank AG, London Branch, Forward Contract, dated as of December 13, 2002. (g)

4.8      ING Bank, N.V. Forward Contract, dated as of December 13, 2002. (g)

4.9      JPMorgan Chase Bank Forward Contract, dated as of December 13, 2002.
         (g)

4.10     Societe Generale Forward Contract, dated as of December 13, 2002. (g)

4.11 Note Purchase Agreement dated June 23, 2003, by and among CEMEX Espana Finance, LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers named therein, in connection with the issuance by CEMEX Espana Finance, LLC of U.S.$103 million aggregate principal amount of Senior Notes due 2010, U.S.$96 million aggregate principal amount of Senior Notes due 2013, U.S.$201 million aggregate principal amount of Senior Notes due 2015. (h)

4.12 First Amended and Restated Reimbursement and Credit Agreement dated as of August 8, 2003, by and among, CEMEX, S.A. de C.V., as Issuer, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors, Barclays Bank PLC, New York Branch, as Issuing Bank, Documentation Agent and Administrative Agent, the several lenders party thereto and Barclays Capital, The Investment Banking Division of Barclays Bank PLC, as Joint Arranger and Banc of America Securities LLC, as Joint Arranger and Syndication Agent., for an aggregate principal amount of U.S.$400,000,000. (h)

4.13 $1,150,000,000 Term Loan Agreement, dated October 15, 2003, by and among New Sunward Holding B.V. as borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. as guarantors, and the several lenders named therein. (h)

4.14 Early Termination Amendment to ABN AMRO Special Corporate Services B.V. Forward Contract, dated as of October 15, 2003. (h)

4.15 Early Termination Amendment to Citibank, N.A. Forward Contract, dated as of October 15, 2003. (h)

4.16 Early Termination Amendment to Credit Suisse First Boston International Forward Contract, dated as of October 15, 2003. (h)

4.17 Early Termination Amendment to Deutsche Bank AG, London Branch, Forward Contract, dated as of October 15, 2003. (h)

4.18 Early Termination Amendment to ING Bank, N.V. Forward Contract, dated as of October 15, 2003. (h)

4.19 Early Termination Amendment to JPMorgan Chase Bank Forward Contract, dated as of October 15, 2003.(h)

4.20 Early Termination Amendment to Societe Generale Forward Contract, dated as of October 15, 2003. (h)

4.21 Term and Revolving Facilities Agreement, dated as of March 30, 2004, by and among CEMEX Espana, as borrower, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of(euro)250,000,000 and (Y)19,308,000,000. (h)

8.1      List of subsidiaries of CEMEX, S.A. de C.V. (h)

12.1 Certification of the Principal Executive Officer of CEMEX, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

12.2 Certification of the Principal Financial Officer of CEMEX, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

12.3 Certification of the Principal Executive Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

12.4 Certification of the Principal Financial Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

12.5 Certification of the Principal Executive Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

12.6 Certification of the Principal Financial Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

13.1 Certification of the Principal Executive and Financial Officers of CEMEX, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)

13.2 Certification of Principal Executive and Financial Officers of CEMEX Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)

13.3 Certification of Principal Executive and Financial Officers of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)

14.1 Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A. de C.V., which appears in this Annual Report on Form 20-F. (h)

_______________
(a) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 of CEMEX, S.A. de C.V. (Registration No. 333-11382), filed with the Securities and Exchange Commission on August 27, 2003.
(b) Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A. de C.V. (Registration No. 333-10682), filed with the Securities and Exchange Commission on August 10, 1999.
(c) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 of CEMEX, S.A. de C.V. (Registration No. 333-13956), filed with the Securities and Exchange Commission on November 19, 2001.

(d) Incorporated by reference to Amendment No. 1 to the annual report on Form 20-F/A of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on November 19, 2001.
(e) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2002.
(f) Incorporated by reference to the Tender Offer Statement on Schedule TO of Tricem Acquisition, Corp. and CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on July 1, 2002.
(g) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2003.
(h)   Filed herewith.

                                   SIGNATURES

         CEMEX, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                        CEMEX, S.A. de C.V.


                                        By:  /s/ Lorenzo H. Zambrano
                                           ------------------------------
                                           Name:   Lorenzo H. Zambrano
                                           Title:  Chief Executive Officer


Date: May 11, 2004

                                   SIGNATURES

         CEMEX Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        CEMEX Mexico, S.A. de C.V.


                                        By:  /s/ Lorenzo H. Zambrano
                                           ------------------------------
                                           Name:   Lorenzo H. Zambrano
                                           Title:  Chief Executive Officer


Date: May 11, 2004

                                   SIGNATURES

         Empresas Tolteca de Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       Empresas Tolteca de Mexico, S.A. de C.V.


                                       By: /s/ Lorenzo H. Zambrano
                                           ---------------------------------
                                           Name:   Lorenzo H. Zambrano
                                           Title:  Chief Executive Officer


Date:  May 11, 2004

       INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                                          Page
                                                                          ----

CEMEX, S.A. de C.V. and subsidiaries:

Independent Auditors' Report--KPMG Cardenas Dosal, S.C..................... F-2

Audited consolidated balance sheets as of December 31, 2002 and 2003....... F-3

Audited consolidated statements of income for the years ended December 31,
  2001, 2002 and 2003...................................................... F-4

Audited statements of changes in stockholders' equity for the years ended
  December 31, 2001, 2002 and 2003......................................... F-5

Audited consolidated statements of changes in financial position for the years ended December 31, 2001, 2002 and 2003......................... F-6

Notes to the audited consolidated financial statements..................... F-7

SCHEDULES

Independent Auditors' Report on Schedules - KPMG Cardenas Dosal, S.C....... S-1

Schedule I - Parent company financials only................................ S-2

Schedule II - Valuation and qualifying accounts............................ S-11

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
CEMEX, S.A. de C.V.:

We have audited the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements and that are prepared in accordance to accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A. de C.V. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years ended December 31, 2001, 2002 and 2003, in accordance with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years ended December 31, 2001, 2002 and 2003, and stockholders' equity as of December 31, 2002 and 2003, to the extent summarized in note 23 to the consolidated financial statements.


KPMG Cardenas Dosal, S.C.


 /s/ Leandro Castillo Parada
--------------------------------
Leandro Castillo Parada


Monterrey, N.L., Mexico
January 15, 2004, except for note 23,
which is as of March 31, 2004

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                          Consolidated Balance Sheets
         (Millions of constant Mexican pesos as of December 31, 2003)


                                                                                                   December 31,
                                                                                           ------------------------------
Assets                                                                                          2002           2003
                                                                                           --------------- --------------
Current Assets
   Cash and investments (note 3).................................................    Ps         4,142.0         3,275.1
   Trade accounts receivable, less allowance for doubtful accounts (note 4)......               4,597.4         5,277.6
   Other receivables (note 5)....................................................               4,634.2         4,543.4
   Inventories (note 6)..........................................................               8,105.5         6,683.1
   Other current assets (note 7).................................................                 915.9           749.5
                                                                                           --------------- --------------
       Total current assets......................................................              22,395.0        20,528.7
                                                                                           --------------- --------------
Investments and Noncurrent Receivables (note 8)
   Investments in affiliated companies...........................................               6,419.2         6,917.6
   Other noncurrent accounts receivable..........................................               1,715.6         2,069.9
                                                                                           --------------- --------------
       Total investments and noncurrent receivables..............................               8,134.8         8,987.5
                                                                                           --------------- --------------
Properties, Machinery and Equipment (note 9)
   Land and buildings ...........................................................              50,479.7        52,071.8
   Machinery and equipment ......................................................             139,512.6       149,380.0
   Accumulated depreciation .....................................................             (91,925.6)      (99,625.6)
   Construction in progress......................................................               4,730.2         2,317.1
                                                                                           --------------- --------------
       Net properties, machinery and equipment...................................             102,796.9       104,143.3
                                                                                           --------------- --------------
Intangible Assets and Deferred Charges (note 10).................................              49,423.6        46,357.9
                                                                                           --------------- --------------
       Total Assets..............................................................    Ps       182,750.3       180,017.4
                                                                                           --------------- --------------
Liabilities and Stockholders' Equity
Current Liabilities
   Bank loans (note 11)..........................................................    Ps         4,958.3         2,479.4
   Notes payable (note 11).......................................................               3,560.0         2,986.6
   Current maturities of long-term debt (note 11) ...............................               7,461.6         9,471.8
   Trade accounts payable........................................................               4,681.1         5,489.4
   Other accounts payable and accrued expenses (note 5)..........................              13,218.6        11,374.6
                                                                                           --------------- --------------
       Total current liabilities ................................................              33,879.6        31,801.8
                                                                                           --------------- --------------
Long-Term Debt (note 11)
   Bank loans ...................................................................              28,387.2        27,935.3
   Notes payable ................................................................              29,238.0        32,530.5
   Current maturities of long-term debt .........................................              (7,461.6)       (9,471.8)
                                                                                           --------------- --------------
       Total long-term debt .....................................................              50,163.6        50,994.0
                                                                                           --------------- --------------
Other Noncurrent Liabilities
   Pension and other postretirement benefits (note 13)...........................                   -             625.1
   Deferred income taxes (note 17)...............................................              12,504.6        11,841.6
   Other noncurrent liabilities (note 12)........................................               6,481.2         8,703.4
                                                                                           --------------- --------------
       Total other noncurrent liabilities .......................................              18,985.8        21,170.1
                                                                                           --------------- --------------
       Total Liabilities.........................................................             103,029.0       103,965.9
                                                                                           --------------- --------------
Stockholders' Equity (note 14)
   Majority interest:
     Common stock-historical cost basis..........................................                  55.5            59.1
     Common stock-accumulated inflation adjustments .............................               3,435.9         3,436.1
     Additional paid-in capital..................................................              32,093.1        36,219.3
     Deficit in equity restatement ..............................................             (66,082.6)      (69,125.6)
     Cumulative initial deferred income tax effects (note 2K)....................              (5,741.9)       (5,741.9)
     Retained earnings ..........................................................              96,153.9        98,157.8
     Net income..................................................................               5,966.9         7,067.4
                                                                                           --------------- --------------
       Total majority interest ..................................................              65,880.8        70,072.2
   Minority interest (note 14E)..................................................              13,840.5         5,979.3
                                                                                           --------------- --------------
       Total stockholders' equity ...............................................              79,721.3        76,051.5
                                                                                           --------------- --------------
       Total Liabilities and Stockholders' Equity................................    Ps       182,750.3       180,017.4
                                                                                           --------------- --------------

         See accompanying notes to consolidated financial statements.





                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                       Consolidated Statements of Income
(Millions of constant Mexican pesos as of December 31, 2003, except for earnings per share)

                                                                                         Years ended December 31,
                                                                                 ------------------------------------------
                                                                                     2001          2002           2003
                                                                                 ------------- -------------- -------------

Net sales...............................................................   Ps        76,572.1      75,042.0       80,527.7
Cost of sales...........................................................            (43,070.5)    (41,924.5)     (46,421.7)
                                                                                 ------------- -------------- -------------
   Gross profit.........................................................             33,501.6      33,117.5       34,106.0
                                                                                 ------------- -------------- -------------

Operating expenses:
     Administrative ....................................................             (8,735.3)     (9,433.7)      (8,926.0)
     Selling............................................................             (6,480.2)     (8,654.9)      (8,823.4)
                                                                                 ------------- -------------- -------------
       Total operating expenses.........................................            (15,215.5)    (18,088.6)     (17,749.4)
                                                                                 ------------- -------------- -------------

   Operating income.....................................................             18,286.1      15,028.9       16,356.6
                                                                                 ------------- -------------- -------------

Comprehensive financing result:
     Financial expense..................................................             (4,554.0)     (3,813.7)      (4,278.5)
     Financial income...................................................                450.5         511.6          187.6
     Results from valuation and liquidation of financial instruments....              2,208.9      (3,629.7)        (669.6)
     Foreign exchange result, net.......................................              1,701.1        (884.2)      (1,928.7)
     Monetary position result...........................................              3,120.8       4,038.6        3,683.0
                                                                                 ------------- -------------- -------------
       Net comprehensive financing result...............................              2,927.3      (3,777.4)      (3,006.2)
                                                                                 ------------- -------------- -------------

                                                                                 ------------- -------------- -------------
Other expense, net (notes 9 and 10 )....................................             (4,611.6)     (4,464.6)      (5,133.8)
                                                                                 ------------- -------------- -------------

   Income before income taxes, employees' statutory profit sharing and
     equity in income of affiliates.....................................             16,601.8       6,786.9        8,216.6
                                                                                 ------------- -------------- -------------

Income tax and business assets tax, net  (note 17)......................             (1,845.0)       (628.9)      (1,007.2)
Employees' statutory profit sharing (note 17)...........................               (261.2)       (118.1)        (191.0)
                                                                                 ------------- -------------- -------------
   Total income tax, business assets tax and employees' statutory profit
      sharing...........................................................             (2,106.2)       (747.0)      (1,198.2)
                                                                                 ------------- -------------- -------------

Income before equity in income of affiliates ...........................             14,495.6       6,039.9        7,018.4

Equity in income of affiliates .........................................                226.7         352.1          390.8
                                                                                 ------------- -------------- -------------

   Consolidated net income..............................................             14,722.3       6,392.0        7,409.2
   Minority interest net income.........................................              1,695.7         425.1          341.8
                                                                                 ------------- -------------- -------------
   Majority interest net income.........................................   Ps        13,026.6       5,966.9        7,067.4
                                                                                 ------------- -------------- -------------


   Basic earnings per share  (see notes 2A and 20)......................   Ps             3.05          1.33           1.49
   Diluted earnings per share (see notes 2A and 20).....................   Ps             3.03          1.33           1.46
                                                                                 ------------- -------------- -------------

                    See accompanying notes to consolidated financial statements.


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                 Statements of Changes in Stockholders' Equity
         (Millions of constant Mexican pesos as of December 31, 2003)


                                                                          Cumulative
                                                                            initial
                                                   Additional  Deficit in   deferred                Total                Total
                                          Common    paid-in      equity    income tax  Retained   majority  Minority  stockholders'
                                          Stock     capital    restatement   effects   earnings   interest  interest    equity
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2000.........Ps  3,486.8   25,687.9   (54,007.7)  (5,741.9)   90,892.2    60,317.3   27,541.7   87,859.0
Dividends (Ps0.72 pesos per share)....        2.6    3,012.7         -          -      (3,369.1)     (353.8)       -       (353.8)
Issuance of common stock (note 15A) ..        0.1      115.3         -          -           -         115.4        -        115.4
Share repurchase program (note 14A) ..       (0.2)       -           -          -        (245.4)     (245.6)       -       (245.6)
Restatement of investments and
  other transactions relating to
  minority interest ..................        -          -           -          -           -           -     (7,389.1)  (7,389.1)
Investment by subsidiaries (note 8) ..        -          -          66.1        -           -          66.1        -         66.1
Comprehensive net income (loss)
  (note 14G) .........................        -          -      (4,612.5)       -      13,026.6     8,414.1    1,695.7   10,109.8
                                         -----------------------------------------------------------------------------------------
Balances at December 31, 2001.........    3,489.3   28,815.9   (58,554.1)  (5,741.9)  100,304.3    68,313.5   21,848.3   90,161.8
Dividends (Ps0.77 pesos per share) ...        2.3    3,201.5         -          -      (3,750.1)     (546.3)       -       (546.3)
Issuance of common stock (note 15A) ..        0.1       75.7         -          -           -          75.8        -         75.8
Share repurchase program (note 14A) ..       (0.3)       -           -          -        (400.3)     (400.6)       -       (400.6)
Restatement of investments and
  other transactions relating to
  minority interest ..................        -          -           -          -           -           -     (8,432.9)  (8,432.9)
Investment by subsidiaries (note 8) ..        -          -         255.8        -           -         255.8        -        255.8
Comprehensive net income (loss)
  (note 14G)..........................        -          -      (7,784.3)               5,966.9    (1,817.4)     425.1   (1,392.3)
                                         -----------------------------------------------------------------------------------------
Balances at December 31, 2002.........    3,491.4   32,093.1   (66,082.6)  (5,741.9)  102,120.8    65,880.8   13,840.5   79,721.3
Dividends (Ps0.80 pesos per share) ...        3.4    3,696.6         -          -      (3,963.0)     (263.0)       -       (263.0)
Issuance of common stock (note 15A) ..        0.1       42.9         -          -           -          43.0        -         43.0
Share repurchase program (note 14A)...        0.3      386.7         -          -           -         387.0        -        387.0
Restatement of investments and
  other transactions relating to
  minority interest ..................        -          -           -          -           -           -     (8,203.0)  (8,203.0)
Investment by subsidiaries (note 8) ..        -          -      (2,719.3)       -           -      (2,719.3)       -     (2,719.3)
Comprehensive net income (loss)
  (note 14G) .........................        -          -        (323.7)       -       7,067.4     6,743.7      341.8    7,085.5
                                         -----------------------------------------------------------------------------------------
Balances at December 31, 2003.........Ps  3,495.2   36,219.3   (69,125.6)  (5,741.9)  105,225.2    70,072.2    5,979.3   76,051.5
----------------------------------------------------------------------------------------------------------------------------------

                                    See accompanying notes to consolidated financial statements.


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           Consolidated Statements of Changes in Financial Position
         (Millions of constant Mexican pesos as of December 31, 2003)

                                                                                     Years ended December 31,
                                                                          ----------------------------------------------
                                                                              2001            2002            2003
                                                                          -------------- --------------- ---------------
Operating activities
  Majority interest net income ....................................    Ps   13,026.6        5,966.9         7,067.4
  Charges to operations which did not require resources:
    Depreciation of properties, machinery and equipment............          5,951.7        5,989.3         6,462.7
    Amortization of deferred charges and credits, net..............          2,816.1        2,787.1         2,808.4
    Impairment of properties and intangible assets.................              -            102.9         1,181.3
    Pensions, and other postretirement benefits....................            348.9          228.1           462.4
    Deferred income tax charged to results.........................            235.7         (455.2)         (438.3)
    Equity in income of affiliates.................................           (226.7)        (352.1)         (390.8)
    Minority interest..............................................          1,695.7          425.1           341.8
                                                                          ------------ --------------- ---------------
       Resources provided by operating activities..................         23,848.0       14,692.1        17,494.9
                                                                          ------------ --------------- ---------------
  Changes in working capital, excluding acquisition effects:

     Trade accounts receivable, net................................            846.2        2,458.7          (632.3)
     Other accounts receivable and other assets....................         (2,504.8)       1,191.5           254.3
     Inventories...................................................            639.6         (363.4)        1,532.8
     Trade accounts payable........................................         (1,215.6)         582.9           800.0
     Other accounts payable and accrued expenses...................          4,491.3          518.4        (1,846.1)
                                                                          ------------ --------------- ---------------
       Net change in working capital...............................          2,256.7        4,388.1           108.7
                                                                          ------------ --------------- ---------------
       Net resources provided by operating activities..............         26,104.7       19,080.2        17,603.6
                                                                          ------------ --------------- ---------------
Financing activities

  Proceeds from bank loans (repayments), net.......................         (9,502.8)       2,877.7        (3,058.0)
  Notes payable, net, excluding foreign exchange effect............          4,268.8         (341.9)        1,214.2
  Investment by subsidiaries.......................................           (253.2)          (5.0)          (22.5)
  Dividends paid...................................................         (3,369.1)      (3,750.1)       (3,963.0)
  Issuance of common stock from reinvestment of dividends..........           3,015.3       3,203.8         3,700.0
  Issuance of common stock under stock option programs.............             115.4          75.8            43.0
  Repurchase of preferred stock by subsidiaries....................         (7,276.1)      (4,631.2)       (7,343.3)
  (Acquisition) disposal  of common stock under repurchase program.           (245.6)        (400.6)          387.0
  Other financing activities, net..................................         (2,391.4)       3,383.5         3,523.3
                                                                          ------------ --------------- ---------------
       Resources (used in) provided by  financing activities.......        (15,638.7)         412.0        (5,519.3)
                                                                          ------------ --------------- ---------------
Investing activities

  Properties, machinery and equipment, net.........................         (5,649.0)      (4,862.8)       (4,427.0)
  Acquisition of subsidiaries and affiliates.......................         (2,224.3)      (3,022.3)         (916.3)
  Disposal of assets...............................................            808.9          615.4           157.3
  Minority interest................................................           (112.9)      (3,270.4)         (859.7)
  Deferred charges.................................................         (4,486.2)      (2,130.7)         (568.6)
  Other investments and monetary foreign currency effect...........          2,396.5       (7,417.3)       (6,336.9)
                                                                          ------------ --------------- ---------------
       Resources used in investing activities......................         (9,267.0)     (20,088.1)      (12,951.2)
                                                                          ------------ --------------- ---------------
       Increase (decrease) in cash and investments                           1,199.0         (595.9)         (866.9)
       Cash and investments at beginning of year...................          3,538.9        4,737.9         4,142.0
                                                                          ------------ --------------- ---------------
       Cash and investments at end of year.........................    Ps    4,737.9        4,142.0         3,275.1
                                                                          ------------ --------------- ---------------

         See accompanying notes to consolidated financial statements.


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


1. DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. ("CEMEX" or the "Company") is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement and ready-mix concrete.

2. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which recognize the effects of inflation on the financial information.

When reference is made to "pesos" or "Ps", it means Mexican pesos. When reference is made to "dollars" or "U.S.$", it means currency of the United States of America. Except when specific references are made to "U.S. dollar millions" and "earnings per share", the amounts in these notes are stated in millions of constant Mexican pesos as of the balance sheet date.

When reference is made to "CPO" or "CPOs" it means the Ordinary Participation Certificates of CEMEX. Each CPO represents the participation in two series "A" shares and one series "B" share of the common stock. References to "ADS" or "ADSs" refer to American Depositary Shares, listed on the New York Stock Exchange ("NYSE"). Each ADS represents 5 CPOs.

Certain amounts reported in the consolidated financial statements and the notes thereto as of December 31, 2001 and 2002 have been reclassified to conform the 2003 presentation. In addition, partially during 2001, in 2002, and 2003, the expenses related to the Company's products distribution were classified as selling expenses in the income statement. During 2001, a portion of such expenses was recognized as part of cost of sales for an approximate amount of Ps1,724.3. This reclassification has no effect in operating income, net income and/or earnings per share for the year ended December 31, 2001, if the mentioned expenses had been recognized consistently with the 2002 and 2003 classification.

B) PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the financial statements of prior periods were calculated based upon the weighted average inflation and the fluctuation in the exchange rate of each country in which the Company operates relative to the Mexican peso.


                                                                                 2001 to 2002         2002 to 2003
                                                                              -----------------    -----------------
    Restatement factor using weighted average inflation....................       1.0916                1.1049
    Restatement factor using Mexican inflation.............................       1.0559                1.0387
                                                                              -----------------    -----------------


Common stock and additional paid-in capital are restated by Mexican inflation. The weighted average inflation factor is used for all other restatement adjustments to stockholders' equity.

C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX and the subsidiary companies in which the Company holds more than 50% of their common stock and/or has control. All significant balances and transactions between related parties have been eliminated in consolidation.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)



As of December 31, 2003, the main operating subsidiaries, ordered by holding company, and the percentage of equity interest directly held by their immediate holding company, are as follows:


              Subsidiary                                    Country          % Equity Interest
-------------------------------------------------------------------------------------------------
CEMEX Mexico, S. A. de C.V.........................1  Mexico                        100.0
  CEMEX Espana, S.A................................2  Spain                          99.5
    CEMEX Venezuela, S.A.C.A.......................   Venezuela                      75.7
    CEMEX, Inc.....................................3  United States                 100.0
    CEMEX (Costa Rica), S.A........................4  Costa Rica                     98.4
    Assiut Cement Company..........................   Egypt                          95.8
    CEMEX Colombia, S.A. ..........................5  Colombia                       98.2
    Cemento Bayano, S.A. ..........................   Panama                         99.2
    Cementos Nacionales, S.A.......................   Dominican Republic             99.9
    Puerto Rican Cement Company, Inc...............   Puerto Rico                   100.0
    CEMEX Asia Holdings Ltd........................6  Singapore                      92.3
      Solid Cement Corporation.....................7  Philippines                    94.6
      APO Cement Corporation.......................7  Philippines                    92.2
      CEMEX (Thailand) Co. Ltd.....................8  Thailand                      100.0
-------------------------------------------------------------------------------------------------

1. CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico") holds 100% of the shares of Empresas Tolteca de Mexico, S.A. de C.V. ("ETM") and Centro Distribuidor de Cemento, S.A. de C.V. ("Cedice"). Through Cedice, CEMEX Mexico indirectly holds CEMEX Espana, S.A. and subsidiaries.

2.   In June 2002, Compania Valenciana de Cementos Portland, S.A.
     ("Valenciana") changed its legal name to CEMEX Espana, S.A. ("CEMEX
     Espana").

3. CEMEX, Inc. was created as a result the merger between Southdown, Inc. and CEMEX USA, Inc. (see note 8A).

4. In July 2003, Cementos del Pacifico, S.A. changed its legal name to CEMEX (Costa Rica), S.A.

5. In August 2002, Cementos Diamante, S.A. changed its legal name to CEMEX Colombia, S.A. The 98.2% equity interest includes the Company's ownership of 99.3% of the total ordinary shares.

6. Effective July 2002, as a result of a shares exchange transaction (see note 8A), for accounting purposes, the Company's equity interest in CEMEX Asia Holdings Ltd. ("CAH") increased to 92.25%.

7. Represents the Company's equity interest held through CAH. The direct equity interest of CAH in Solid and APO Cement Corporation is 70% and 99.9%, respectively. On December 23, 2002, Rizal was merged with Solid, its direct parent, where the surviving corporation was Solid.

8. In July 2002, Saraburi Cement Company Ltd. changed its legal name to CEMEX (Thailand) Co. Ltd.

D) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevalent on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are adjusted into pesos at the exchange rates prevailing at the balance sheet date. The resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign entities and the fluctuations associated with related parties balances denominated in foreign currency that are of a long-term investment nature, which are recorded against stockholders' equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

The financial statements of foreign subsidiaries are restated for inflation in their functional currency based on the subsidiary country's inflation rate and subsequently translated by using the foreign exchange rate at the end of the reporting period for balance sheet and income statement accounts. The peso to U.S. dollar exchange rate used by CEMEX is an average of the free market rates available to settle its foreign currency transactions.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


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

H) PROPERTIES, MACHINERY AND EQUIPMENT (note 9)

Properties, machinery and equipment are presented at their restated value, using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency. These assets are depreciated using the straight-line method over their estimated useful lives, which fluctuate from 50 years for administrative buildings to between 10 to 35 years for industrial buildings, machinery and equipment. Properties, machinery and equipment are subject to periodic impairment valuations (see note 2U).

The Comprehensive Financing Results, arising from indebtedness incurred during the construction or installation period of fixed assets, is capitalized as part of the carrying value of such assets.

I) INTANGIBLE ASSETS, DEFERRED CHARGES AND AMORTIZATION (note 10)

Effective January 1, 2003, in accordance with new Bulletin C-8, Intangible Assets, intangible assets acquired as well as costs incurred in the development stages of intangible assets are capitalized when associated future benefits are identified and the control on such benefits is demonstrated. Expenditures not meeting these requirements are charged to earnings as incurred. Intangible assets are presented at their restated value and are classified as having a definite life, which are amortized over the benefited periods, and as having an indefinite life, which are not amortized since it cannot be accurately established the period in which the benefits associated with such intangibles will terminate. Amortization of intangible assets, except for goodwill, is calculated using the straight-line method.

Intangible assets acquired in a business combination are separately accounted for at fair value as of the acquisition date, unless such value cannot be reasonably estimated, in which case, such assets are included as part of goodwill, an intangible asset of indefinite life, which is nevertheless amortized in accordance with Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares. The Company amortizes goodwill under the present worth or sinking fund method, which is intended to provide a better matching of goodwill amortization with the revenues generated from the acquired companies. Goodwill generated before 1992 is amortized over a maximum of 40 years, while goodwill generated since 1992, is amortized over a maximum period of 20 years. Preoperative expenses and other deferred charges previously recognized under former Bulletin C-8 will continue to be amortized in their original period. Intangible assets are subject to periodic impairment evaluations (see note 2U). The adoption of new Bulletin C-8 only implied grouping intangible assets in the categories indicated above (see note 10).

Direct costs incurred in debt issuances are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts on debt issuance, bank fees, fees paid to attorneys, agents, printers and consultants. Likewise, costs incurred in the development stage of computer software for internal use are capitalized and amortized to operating results over the estimated useful life of the software, which is approximately 4 years.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


J) PENSIONS AND OTHER POSTRETIREMENT BENEFITS (note 13)

The costs related to benefits to which employees are entitled by pension plans and other postretirement benefits, including seniority premiums, legally or by Company grant, are recognized in the operating results as services are rendered, based on actuarial estimations of the benefits' present value. The amortization of prior service cost (transition asset) and of changes in assumptions and adjustments based on experience, is recognized over the employee's estimated active service life. As part of the established pension plans, in some cases, certain irrevocable trust funds have been created to cover future benefit payments under these plans. The actuarial assumptions upon which the Company's employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation). Other postretirement benefits, including severance benefits, are recognized as an expense in the year in which they are paid. In some circumstances, however, provisions have been made for these benefits.

K) INCOME TAX ("IT"), BUSINESS ASSETS TAX ("BAT"), EMPLOYEES' STATUTORY PROFIT SHARING ("ESPS") AND DEFERRED INCOME TAXES (note 17)

The IT, BAT and ESPS on the income statement, include amounts incurred during the period and the effects of deferred IT and ESPS. Consolidated deferred IT represents the summarization of the effect determined in each subsidiary for by the assets and liabilities method, by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering when available, and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. The effect of deferred ESPS is recognized for those temporary differences, which are of a non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS. The effect of a change in the statutory tax rate is recognized in the income statement for the period in which the change occurs and is officially declared.

The cumulative initial effect, arising from the adoption of the asset and liability method, was recognized on January 1, 2000 in stockholders' equity under the caption "Cumulative initial deferred income tax effects". Consolidated balances of assets and liabilities and their corresponding taxable amounts substantially differ from those of the Parent Company. The cumulative initial deferred income tax effects presented in the statement of changes in stockholders equity correspond to the consolidated entity. The difference between the Parent Company's accumulated initial deferred IT effects and the consolidated equivalent effects is included under the caption "Deficit in equity restatement".

L) MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the inflation rate of the country of each subsidiary to its net monetary position (difference between monetary assets and liabilities).

M) DEFICIT IN EQUITY RESTATEMENT (note 14)

The deficit in equity restatement includes: (i) the accumulated effect from holding non-monetary assets; (ii) the currency translation effects from foreign subsidiaries' financial statements, net of exchange fluctuations arising from foreign currency indebtedness directly related with the acquisition of foreign subsidiaries and foreign currency related parties balances that are of a long-term investment nature (see notes 2D and 14D); and
(iii) valuation and liquidation effects of certain derivative financial instruments that qualify as hedge instruments, which are recorded temporarily or permanently in stockholders' equity (see note 2N).

N) DERIVATIVE FINANCIAL INSTRUMENTS (notes 11 and 16)

In compliance with the controls and procedures established by the financial risk managers, CEMEX uses derivative financial instruments, in order to reduce risks associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs (see note 11) and as an alternative source of financing (see note 16). The Company also uses derivative financial instruments as hedges of: (i) forecasted transactions,
(ii) the net assets in foreign subsidiaries and (iii) the executive stock option programs. These instruments have been negotiated with institutions with significant financial capacity; therefore, the Company considers the risk of non-compliance of the obligations agreed to by such counterparties to be minimal. Some of these instruments have been designated as hedges of raw materials costs as well as debt or equity instruments. In other cases, although some derivatives complement the Company's financial strategy, such derivatives have not been designated as hedge instruments because accounting hedge requirements were not met.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)



Effective January 1, 2001, in accordance with Bulletin C-2, Financial Instruments, the Company recognizes all derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair value and recognizes the changes in such values in the income statement for the period in which they occur.

The exceptions to the rule, as they refer to the Company are the following:

a) Beginning in 2002, changes in the estimated fair value of interest rate swaps to exchange floating rate for fixed rate, designated as accounting hedges of variations in interest rates of contracted debt, as well as those instruments negotiated to hedge the interest rate at which certain forecasted debt is expected to be contracted or renegotiated, are recognized temporarily in stockholders' equity (see note 14G) and reclassified to earnings, in the case of the forecasted debt, once the related debt is recognized in the balance sheet and its related financial expense is accrued. Until December 31, 2001, the effects of similar derivative instruments were recognized in earnings based on cash flows, as part of the interest expense of the related debt.

b) The changes in the estimated fair value of foreign currency forwards, designated as hedges of the Company's net investments in foreign subsidiaries, are recorded in stockholders' equity, as part of the foreign currency translation result (see notes 2D and 14D). The accumulated effect on stockholder's equity will be reversed through the income statement upon disposition of the foreign investment.

c) The results derived from equity forward contracts on the Company's own shares, as well as from other equity derivative instruments (such as the appreciation warrants), are recognized in stockholders' equity upon settlement. Beginning in 2001, changes in the estimated fair value of those equity forward contracts that cover the executive stock option programs are recorded through the income statement, as part of the costs related to such programs. See notes 15 and 16.

For balance sheet presentation purposes, a portion of the assets or liabilities resulting from the estimated fair value recognition of Cross Currency Swaps ("CCS"), is reclassified as part of the carrying amount of the underlying debt instruments, thereby reflecting the cash flows expected to be received or paid upon liquidation of such instruments. CCS are negotiated to change the profile of interest rate and currency of existing debt, required to present the indebtedness as if it had been originally negotiated in the exchanged interest rates and currencies. The non-reclassified portion, resulting from the difference between the forward exchange rates and those in effect as of the balance sheet date, is recognized as other assets or other liabilities, both short and long term, depending on the maturity of the contracts.

The periodic cash flows generated by interest rate swaps and CCS are recognized as financial expense, and the effective interest rate of the related debt is adjusted. For all other derivative instruments, cash flows are recognized within the same item where the effects of the primary instrument subject to the accounting or economic hedge relationship are classified. In the case of derivatives not associated with an identified exposure, related cash flows are recognized in earnings as part of the results from valuation and liquidation of financial instruments. Premiums paid on derivative instruments designated as hedges are deferred and amortized over the life of the instrument or immediately upon settlement. In other cases, premiums are recognized in earnings when paid or received.

The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm's length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments, used for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparties.

O) REVENUE RECOGNITION

Revenue is recorded upon shipment of cement and ready-mix concrete to customers and they assume the risk of loss. Income from activities other than the Company's main line of business is recognized when the revenue has been realized and there is no condition or uncertainty implying a reversal thereof.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


P) CONTINGENCIES AND COMMITMENTS

Obligations or losses, related to contingencies, are recognized as liabilities in the balance sheet when present obligations exist as a result of past events, and it is probable that the effects will materialize and can be reasonably quantified. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or clients, are recognized in the financial statements on the incurred or accrued basis, depending on the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

Q) COMPREHENSIVE NET INCOME (LOSS) (note 14G)

The Company presents the comprehensive net income (loss) and its components as a single item in the statement of changes in stockholders' equity. Comprehensive net income (loss) represents the change in stockholders' equity during a period for transactions and other events not representing contributions, reductions or distributions of capital.

R) USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the financial statements date, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

S) CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which the Company operates. No single customer accounted for a significant amount of the Company's sales in 2001, 2002 and 2003, and there were no significant accounts receivable from a single customer for the same periods. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

T) OTHER INCOME AND EXPENSE

Other income and expense, in the statements of income, consists primarily of goodwill amortization, anti-dumping duties, results from the sales of fixed assets, impairment charges of long-lived assets, results from the early extinguishment of debt and, in 2001, the costs related to the restructuring of the executive stock option programs (see note 15).

U) IMPAIRMENT OF LONG LIVED ASSETS (notes 9 and 10)

The Company periodically evaluates its machinery and equipment and the balances of goodwill and other investments to establish if factors such as the occurrence of significant adverse events, changes in the environment in which the business operates and changes in expectations with respect to operating results for each cash generating unit, business unit or affiliated entity, indicate that the book value may not be recovered, in which case an impairment loss is recorded in the income statement for the period when such determination is made, resulting from the excess of carrying amount over the net present value of estimated cash flows related to such assets.

V)  ASSET RETIREMENT OBLIGATIONS (note 12)

Effective January 1, 2003, in accordance with new Bulletin C-9, Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments, the Company recognizes unavoidable obligations, wheter legal or assumed, to restore the site or the environment when assets are removed at the end of their useful lives. These obligations represent the net present value of expected cash flows to be incurred in the restoration process and are initially recognized against the related assets' book value. The additional asset is depreciated to operating results during its remaining useful life, while the increase of the liability, by the passage of time, is charged to results of the period. Adjustments to the obligation for changes in the estimated cash flows or the estimated disbursement period, are made against fixed assets and depreciation is modified prospectively.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


As of the effective date, the Company had already created liabilities for the known obligations. However, an analysis was performed with respect to each subsidiary in order to identify additional possible existing obligations to calculate them, if any, and to recognize appropriate liabilities in the accounting record. Asset retirement obligations in the case of CEMEX, are related primarily to the future costs of demolition, cleaning and reforestation derived from commitments, both legal and assumed, that are incurred at the end of an operation. Sites where raw materials are extracted, maritime terminals and other production sites, must be left in certain conditions. As of December 31, 2003, the identification phase was almost completed and the valuation and registration process is expected to be completed in the first half of 2004. For those obligations identified and quantified, effective January 1, 2003, a remediation liability was recorded for approximately Ps505.7, against fixed assets of Ps365.3, deferred IT assets of Ps54.6 and an initial cumulative effect of Ps85.8. The initial cumulative effect was recorded in stockholders' equity as an element of the comprehensive net income. During 2003, the depreciation of the additional fixed assets and the revaluation of liabilities from the passing of time generated an expense in the results, net of deferred IT, of approximately Ps33.2.

W) EXECUTIVE STOCK OPTION PROGRAMS (note 15)

The Company recognizes the cost associated with executive stock options programs by means of the intrinsic value method, for those programs in which, as of the grant date, the exercise price at which the underlying shares will be exercised is not known. This is because the exercise price is growing (variable) over the life of the options. Through the intrinsic value method, the changes in the appreciation of options represented by the difference between the market price of the CPO and the exercise price of the option is recognized as, cost in the Company's income statement, within the comprehensive financing result. The Company does not recognize the cost for those programs in which the exercise price is equal to the CPO price at the grant date and such exercise price remains fixed for the life of the option.

3. CASH AND INVESTMENTS

Consolidated cash and investments as of December 31, 2002 and 2003 consists of:


                                                                 2002             2003
                                                            ---------------   -------------
Cash and bank accounts.................................. Ps     1,944.7         1,663.3
Fixed-income securities.................................        2,196.3         1,287.1
Investments in marketable securities....................            1.0           324.7
                                                            -------------    ------------
                                                         Ps     4,142.0         3,275.1
                                                            -------------    ------------


4. TRADE ACCOUNTS RECEIVABLE

The Company evaluates each of its customers' credit and risk profiles in order to establish the required allowance for doubtful accounts. Trade accounts receivable as of December 31, 2002 and 2003 include allowances for doubtful accounts of Ps528.7 and Ps632.1, respectively.

The Company has established sales of trade accounts receivable programs with financial institutions ("securitization programs"). These programs were negotiated in Mexico during 2002, in the United States during 2001 and in Spain in 2000. Through the securitization programs, the Company effectively surrenders control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable (see note 5). The balances of receivables sold pursuant the securitization programs as of December 31, 2002 and 2003 were Ps5,575.2 (U.S.$496 million) and Ps6,124.9
(U.S.$544.9 million), respectively. The accounts receivable qualifying for sale do not include amounts over certain days past due or concentrations over certain limit to any one customer, according to the terms of the programs. Expenses incurred under these programs, related to the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps91.8 (U.S. $8.2 million) in 2001, Ps119.9 (U.S.$10.7 million) in 2002 and Ps106.9 (U.S.$9.5 million) in 2003.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


5. OTHER ACCOUNTS RECEIVABLE AND OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts receivable as of December 31, 2002 and 2003 consist of:


                                                                                           2002              2003
                                                                                     ---------------    --------------
Non-trade receivables...........................................................  Ps      1,240.1            1,589.4
Prepayments and receivables from valuation of derivative instruments (notes 11
  and 16).......................................................................          1,442.2              489.8
Interest and notes receivable...................................................            992.5            1,001.7
Advances for travel expenses and loans to employees.............................            418.8              306.9
Other refundable taxes..........................................................            540.6            1,155.6
                                                                                     --------------     -------------
                                                                                  Ps      4,634.2            4,543.4
                                                                                     --------------     -------------


Non-trade receivables primarily consist of accounts receivable from the sale of assets. Prepayments and valuation of derivative financial instruments at December 31, 2002 included advanced payments toward the final price of forward contracts for Ps1,093.0. The forward contracts were settled in October 2003 (see note 16A). Interest and notes receivable included Ps963.8 (U.S.$85.7 million) at December 31, 2002 and Ps962.8 (U.S.$85.7 million) at December 31, 2003, arising from securitization programs (see note 4). Other refundable taxes included Ps302.6 at December 31, 2002 corresponding to a final resolution related to a business assets tax lawsuit, the payment of which was received in 2003 and Ps872.4 at December 31, 2003 for tax advances.

Other accounts payable and accrued expenses as of December 31, 2002 and 2003 consist of:


                                                                                           2002               2003
                                                                                     ---------------    ---------------
Other accounts payable and accrued expenses.....................................  Ps      3,294.4            2,492.5
Interest payable................................................................          1,096.3              673.1
Tax payable.....................................................................          1,279.3            3,000.2
Dividends payable...............................................................             66.5               89.9
Provisions......................................................................          2,617.2            2,951.3
Advances from customers.........................................................            778.3              861.4
Accounts payable from valuation of derivative instruments (notes 11 and 16).....          4,086.6            1,306.2
                                                                                     --------------     -------------
                                                                                  Ps     13,218.6           11,374.6
                                                                                     --------------     -------------


Short-term provisions primarily consist of: (i) remunerations and other personnel benefits accrued at the balance sheet date; (ii) accruals for insurance payments and (iii) accruals related to the portion of legal assessments to be settled in the short-term, such as the case of dumping fees and environmental resolutions (see notes 21C and 21G). Commonly, these amounts are revolving in nature and are to be settled and replaced by similar amounts within the next 12 months.

6. INVENTORIES

Inventories as of December 31, 2002 and 2003 are summarized as follows:


                                                                                           2002              2003
                                                                                     ---------------    --------------
Finished goods................................................................    Ps      1,604.3            1,381.7
Work-in-process...............................................................            1,721.4            1,808.7
Raw materials.................................................................              689.3              552.5
Supplies and spare parts......................................................            3,480.9            2,384.8
Advances to suppliers.........................................................              377.7              240.1
Inventory in transit..........................................................              231.9              315.3
                                                                                     --------------     -------------
                                                                                  Ps      8,105.5            6,683.1
                                                                                     --------------     -------------


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)



7. OTHER CURRENT ASSETS

Other current assets as of December 31, 2002 and 2003 consist of:


                                                                                           2002               2003
                                                                                     --------------     --------------
Advanced payments.............................................................    Ps        515.7              353.9
Non-cement related assets.....................................................              400.2              395.6
                                                                                     --------------     -------------
                                                                                  Ps        915.9              749.5
                                                                                     --------------     -------------


Non-cement related assets are stated at their estimated realizable value and primarily consist of (i) non-cement related assets acquired in business combinations, (ii) various assets held for sale received from customers as payment of trade receivables, and (iii) real estate held for sale.

8. INVESTMENTS AND NONCURRENT RECEIVABLES

A)   INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in affiliated companies as of December 31, 2002 and 2003 are summarized as follows:


                                                                                           2002               2003
                                                                                     ---------------    ---------------
 Book value at acquisition date................................................   Ps      3,595.5            3,905.5
 Equity in income and other changes in stockholders' equity....................           2,823.7            3,012.1
                                                                                     --------------     --------------
                                                                                  Ps      6,419.2            6,917.6
                                                                                     --------------     --------------


Investments held by subsidiaries in CEMEX shares, amounting to Ps7,201.3 (144,870,296 CPOs and 1,793,725 appreciation warrants) at December 2002 and Ps9,238.1 (153,594,177 CPOs and 30,709,083 appreciation warrants) at December 2003, are offset against majority interest stockholders' equity in the accompanying financial statements.

The Company's principal acquisitions and divestitures during 2002 and 2003 are the following:

I. During 2003, for a combined price of approximately U.S.$99.7 million (Ps1,120.6), CEMEX, Inc. acquired Mineral Resource Technologies, Inc. ("MRT"), and a cement plant and quarry with an annual production capacity of 560 thousand tons located in Dixon, Illinois, United States. The operating results of MRT and the Dixon plant are included in the consolidated financial statements since the acquisition date. The acquisition of MRT, a distributor of minerals used in manufacturing of ready-mix concrete, occurred in August and that of the Dixon plant occurred in September.

II. On July 30, 2002, through a public tender offer, a subsidiary of the Company acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc. ("PRCC"), a Puerto Rican cement producer, for approximately U.S.$180.2 million (U.S.$35 dollars per share). As of December 31, 2002, the consolidated financial statements include the balance sheet of PRCC and the results of operations as of and for the five-month period ended December 31, 2002.

III. On July 12, 2002, a subsidiary of CEMEX acquired 1,508,794 shares of CEMEX Asia Holdings Ltd. ("CAH"). Of this total, 25,429 shares were acquired for cash of approximately U.S.$2.3 million, while 1,483,365 shares were acquired through a forward exchange contract requiring delivery of 28,195,213 CEMEX CPOs in four equal quarterly transactions beginning in March 2003. In April 2003, CEMEX and its counterparties modified the original settlement date regarding 1,398,602 CAH shares, which will be acquired in four equal quarterly transactions beginning on March 31, 2004. In 2003, through the original agreements, 84,763 CAH shares were acquired in exchange for 1,683,822 CEMEX CPOs, with an approximate value of U.S.$7.8 million (Ps87.7). For accounting purposes, the 1,483,365 CAH shares are considered the Company's property and were consolidated beginning on July 12, 2002, when the Company recognized an account payable for U.S.$140 million, equivalent to the price of 28,195,213 CPOs on the date of the exchange agreements, which at the closing of 2003, has decreased to approximately U.S.$132.0 million (Ps1,483.7). The consolidation of the CAH shares was deemed appropriate since a price to the physical exchange of shares was fixed, it is a firm commitment and the CAH shareholders relinquished their risk of ownership of the shares. Subject to the culmination of the exchange in 2004, the Company's share in CAH increased from 77.4% to 92.3%.

      CAH was created during 1999 by CEMEX and institutional investors in Asia to jointly invest in the region. CAH is the holder of the 25.5% of the common stock of PT Semen Gresik, Tbk. ("Gresik"), an Indonesian cement company, as well as the operations of CEMEX in the Philippines and Thailand.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


IV. In July 2002, a Company subsidiary acquired the 30% remaining economic interest of Solid from third parties for approximately U.S.$95 million. Prior to this purchase, CEMEX already had a 70% economic interest in Solid through CAH. As a result of this acquisition and the increase in CAH's equity interest, the approximate indirect economic interest of CEMEX in Solid increased from 54.2% to 94.6%.

V. During 2002, CEMEX, Inc. sold aggregate quarries and other equipment for approximately U.S.$49 million. CEMEX, Inc. was formed in 2001, as a result of the merger of Southdown, Inc., acquired in November 2000, for approximately U.S.$2,628.3 million (Ps29,542.1) and CEMEX USA, Inc.

Certain condensed financial information of the companies acquired during 2002 and 2003, and that was consolidated in the Company's financial statements in the year of acquisition is presented below:


                                                                              2002                           2003
                                                             -----------------------------------     ------------------
                                                                    PRCC               Others            Dixon and MRT
                                                             ----------------    ---------------     ------------------
Total assets............................................  Ps        4,179.4                239.1              1,225.2
Total liabilities.......................................            3,862.2                 28.2                112.4
Stockholders' equity....................................              317.2                210.9              1,112.8
                                                             ----------------    ---------------     ------------------
Sales...................................................  Ps          708.5                  2.4                186.0
Operating income (loss).................................               27.8                 (6.3)                11.5
Net income (loss).......................................               27.7                (77.7)                11.4
                                                             ----------------    ---------------     ------------------


As of December 31, 2002 and 2003, the consolidated investments in affiliated companies are as follows:

                                                                           % Equity
                                                Activity       Country      interest         2002             2003
                                               ----------    -----------   -----------    -----------     -----------
PT Semen Gresik, Tbk...........................  Cement       Indonesia       25.5     Ps   2,668.8         2,747.9
Control Administrativo Mexicano, S.A. de C.V...  Cement         Mexico        49.0          1,812.5         1,965.3
Trinidad Cement Limited........................  Cement        Trinidad       20.0            340.2           321.0
Cementos Bio Bio, S.A..........................  Cement         Chile         11.9            332.0           412.5
Cancem, S.A. de C.V............................  Cement         Mexico        10.0            174.9           199.8
Lehigh White Cement Company....................  Cement          U.S.         24.5            141.9           119.9
Societe des Ciments Antillais..................  Cement        Antilles       26.1            119.9           160.8
Caribbean Cement Company Limited...............  Cement        Jamaica         5.0             78.3           102.6
Others.........................................     -             -             -             750.7           887.8
                                                                                          -----------     -----------
                                                                                       Ps   6,419.2         6,917.6
                                                                                          -----------     -----------


During 2003, Gresik encountered problems created by the management of its subsidiary PT Semen Padang ("Padang"), which obstructed the ownership rights of Gresik, by not acknowledging Padang's new management team designated by Gresik at May's 2003 stockholders' meeting, which assumed its duties in September 2003 by court order, and by not providing financial information for consolidation purposes. The consolidated financial statements of Gresik, at December 31, 2002 included unaudited information of Padang. The external auditors of Gresik, who were also auditors of Padang abstained from giving an opinion since Padang represents around 16% of the combined net assets. In December 2003, Gresik designated new auditors to review the 2002 consolidated financial statements, a process estimated to be completed during the first half of 2004. These problems persist and relate to the 1998 agreements between the Indonesian government and CEMEX, which led CEMEX to invest in Indonesia, and are the agreements through which the government would sell its majority interest in Gresik and its subsidiaries to CEMEX. The sale has not yet occurred primarily due to the opposition of Padang, who has the support of the provincial administration of West Sumatra. Padang has argued that the sale by the government of Padang to Gresik in 1995 is invalid because the necessary approvals were not obtained. As a result of this, in December 2003, CEMEX filed before the International Center for the Settlement of Investments Disputes, a panel of the World Bank in Washington, D.C., a request for arbitrage against the Indonesian Republic and its government.

The legal issues described above can take several years; in the meantime, because the status of the investment is uncertain, the Company cannot determine whether the investment in Gresik has become impaired. Based on the information derived from the procedures described above, should the investment become impaired, CEMEX will apply the rules indicated by the accounting principles. As of December 31, 2003, CEMEX used the best information available in order to valuate and update the investment in Gresik.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


B) NONCURRENT ACCOUNTS RECEIVABLE

Consolidated amounts include assets for the valuation of derivative instruments (see notes 11 and 16) of Ps802.5 in 2002 and Ps1,135.2 in 2003. Furthermore, they include investments in private funds, recorded at fair value for U.S.$8.6 million (Ps96.7) in 2002 and U.S.$16.1 million (Ps181.0) in 2003.
During 2003, approximately U.S.$7.3 million (Ps82.1) were contributed to these funds.

During 2001, CEMEX sold for approximately U.S.$162.4 million, an investment that was held in its long-term investments portfolio. The sale generated a non-recurrent gain of approximately U.S.$131 million (Ps1,472.4) recognized in 2001 as part of the Comprehensive Financing Result. Of this gain, approximately Ps877.4 corresponded to the reversal of unrealized valuation gains previously recorded in stockholders equity.

9. PROPERTIES, MACHINERY AND EQUIPMENT

In December 2003, based on the periodic impairment analysis (see note 2U), a loss of approximately Ps236.5 was recognized in earnings within other expenses, related to the write-off of the book value of a group of assets in Mexico. In 1999, as the assets were no longer in operation, they were adjusted to their then estimated realizable value, and depreciation was suspended. The approximate effect of having suspended the depreciation in 2001 and 2002 was Ps42.2 and Ps40.8, respectively.

During 2003, an impairment loss of approximately Ps62.9 was recognized in earnings within other expenses, arising from the book value's write-off of cement terminals in the Asian region that are out of service.

10. INTANGIBLE ASSETS AND DEFERRED CHARGES

At December 31, 2002 and 2003, consolidated intangible assets of definite and indefinite life as well as the deferred charges are summarized as follows:


                                                                                            2002             2003
                                                                                     ---------------    --------------
Intangible of indefinite useful life:
Goodwill.....................................................................     Ps        48,141.4          47,242.6
Accumulated amortization......................................................              (4,314.4)         (5,050.9)
                                                                                     ---------------    --------------
                                                                                            43,827.0          42,191.7
                                                                                     ---------------    --------------
Intangible of definite useful life:
Cost of internally developed software.........................................               3,113.7           3,035.7
Additional minimum liability (note13).........................................                 662.9           1,108.2
Accumulated amortization......................................................                (891.7)         (1,421.0)
                                                                                     ---------------    --------------
                                                                                             2,884.9           2,722.9
                                                                                     ---------------    --------------
Deferred Charges:
Prepaid pension costs (note 13)...............................................                 426.4             387.8
Deferred financing costs......................................................               1,148.9             583.3
Deferred income taxes (note 17B)..............................................               2,572.6           2,143.0
Others........................................................................               4,728.0           3,235.5
Accumulated amortization .....................................................              (6,164.2)         (4,906.3)
                                                                                     ---------------    --------------
                                                                                             2,711.7           1,443.3
                                                                                     ---------------    --------------
                                                                                  Ps        49,423.6          46,357.9
                                                                                     ---------------    --------------


As a result of the periodic impairment evaluations (see note 2U), the Company recognized in earnings within other expenses, impairment losses of goodwill for approximately Ps102.9 in 2002 and Ps881.9 in 2003. Such losses consist of those related to the Company's information technology business unit, which were Ps102.9 in 2002 and Ps157.4 in 2003 and those related to the business units in the Asian region in 2003 were Ps724.5.

The amortization expenses of intangible assets and deferred charges were Ps2,816.1 in 2001, Ps2,787.1 in 2002 and Ps2,808.4 in 2003, of which, 75%, 65%
and 69% were recognized in other expenses, respectively. The difference in each year was recognized within operating expenses.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


11. SHORT-TERM AND LONG-TERM BANK LOANS AND NOTES PAYABLE

As of December 31, 2002 and 2003, short-term and long-term consolidated debt, by type of financing and currency, as well as the interest rates, which include the effects of the related derivative financial instruments, are summarized as follows:


                                                              Weighted              Relation         Amount         %
As of December 31, 2002                           Original   effective   Carrying     with         subject to   subject to
                                                   rate        rate       amount   derivatives(1)  derivatives  derivatives
                                               ----------- ----------- ----------- -------------   ----------- -------------
Short-term bank loans
Lines of credit in Mexico......................  Variable      6.6%      3,407.7      IRS, CCS     3,407.7        100.0%
Lines of credit in foreign countries...........  Variable      2.6%      1,550.6         -            -            -
                                                                       -----------               ----------- -------------
                                                                         4,958.3                   3,407.7         68.7%
Short-term notes payable
Mexican commercial paper programs..............  Variable      3.2%      1,938.2        CCS        1,657.3         85.5%
Foreign commercial paper programs..............  Variable      3.2%      1,495.5         -            -            -
Other notes payable............................  Variable      3.7%        126.3         -            -            -
                                                                       -----------               ----------- -------------
                                                                         3,560.0                   1,657.3         46.6%
                                                                       -----------
                                                                         8,518.3
Current maturities.............................                          7,461.6
                                                                       -----------
                                                                        15,979.9
                                                                       -----------
Long-term bank loans
Syndicated, 2003 to 2007.......................  Variable      2.3%     10,173.5         -            -            -
Syndicated, 2003 to 2005.......................   Fixed        4.1%      9,175.1        IRS        9,175.1        100.0%
Bank loans, 2003 to 2007.......................  Variable      2.6%      8,749.7         -            -            -
Bank loans, 2003 to 2009.......................   Fixed        6.5%        288.9         -            -            -
                                                                       -----------               ----------- -------------
                                                                                                   9,175.1         32.3%
                                                                        28,387.2
Long-term notes payable
Euro medium-term notes, 2003 to 2009...........   Fixed        6.2%      8,326.3        CCS        4,966.2         59.6%
Medium-term notes, 2003 to 2009................  Variable      2.2%      8,203.8        CCS        6,961.6         84.9%
Medium-term notes, 2003 to 2008................   Fixed        4.0%     11,589.8        CCS        2,636.3         22.8%
Other notes, 2003 to 2006......................  Variable      2.5%         58.3         -            -            -
Other notes, 2003 to 2009......................   Fixed        4.2%      1,059.8         -            -            -
                                                                       -----------               ----------- -------------
                                                                                                  14,564.1         49.8%
                                                                        29,238.0
                                                                       -----------
                                                                        57,625.2
Current maturities.............................                         (7,461.6)
                                                                       -----------
                                                                        50,163.6
                                                                       -----------

Debt by currency 2                             Total debt               Short-term Effective rate Long-term  Effective rate
                                               -----------             ----------- ------------- ----------- -------------
Dollars...........................................45,465.5                 7,277.5        3.1%      38,188.0        5.0%
Japanese yen......................................14,209.1                 6,938.7        3.2%       7,270.4        2.5%
Euros..............................................3,293.6                   655.8        3.7%       2,637.8        4.0%
Mexican pesos......................................2,403.0                   745.8        8.8%       1,657.2        9.3%
Egyptian pounds....................................  759.5                   353.0       11.0%         406.5       11.0%
Other currencies...................................   12.8                     9.1        8.7%           3.7        8.7%
                                               -----------             -----------               -----------
                                                  66,143.5                15,979.9                  50,163.6
                                               -----------             -----------               -----------

1 IRS or Interest Rate Swaps are instruments used to exchange interest rates
  (see note 11A). CCS or Cross Currency Swaps are instruments to exchange both interest rates and currencies (see note 11B).

2 Includes the effects for currency exchanges related to the CCS.



                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


                                                              Weighted              Relation         Amount         %
As of December 31, 2003                           Original   effective   Carrying     with         subject to   subject to
                                                   rate        rate       amount   derivatives(1)  derivatives  derivatives
                                               ----------- ----------- ----------- -------------   ----------- -------------

Short-term bank loans
Lines of credit in Mexico......................  Variable      2.1%        737.4           -             -          -
Lines of credit in foreign countries...........  Variable      1.0%      1,742.0           -             -          -
                                                                       -----------                  ----------- ------------
                                                                         2,479.4                         -          -
Short-term notes payable
Mexican commercial paper program ..............  Variable      6.3%      1,889.9          CCS         1,889.9     100.0%
Foreign commercial paper program...............  Variable      2.6%      1,067.7           -             -          -
Other notes payable............................ Variable       7.4%         29.0           -             -          -
                                                                       -----------                  ----------- ------------
                                                                         2,986.6                      1,889.9      63.3%
                                                                       -----------
                                                                         5,466.0
Current maturities.............................                          9,471.8
                                                                       -----------
                                                                        14,937.8
                                                                       -----------
Long-term bank loans
Syndicated loans, 2004 to 2007.................  Variable      2.2%     11,854.4          CCS         1,278.5      10.8%
Syndicated loans, 2004 to 2006.................   Fixed        7.4%      6,182.0          IRS         6,182.0     100.0%
Bank loans, 2004 to 2007.......................  Variable      1.8%      7,362.5           -             -          -
Bank loans, 2004 to 2006.......................   Fixed        7.4%      2,536.4          IRS         2,387.9      94.2%
                                                                       -----------                  ----------- ------------
                                                                        27,935.3                      9,848.4      35.3%
Long-term notes payable
Euro medium-term notes, 2004 to 2009...........   Fixed        8.0%      3,644.3          CCS           751.0      20.6%
Medium-term notes, 2004 to 2007................  Variable      3.0%      7,338.7          CCS         6,478.7      88.3%
Medium-term notes, 2004 to 2015................   Fixed        5.8%     18,482.7          CCS         5,862.1      31.7%
Other notes, 2004 to 2010......................  Variable      2.1%      2,639.5           -             -          -
Other notes, 2004 to 2009......................   Fixed        6.6%        425.3          IRS           422.1      99.3%
                                                                       -----------                  ----------- ------------
                                                                        32,530.5                     13,513.9      41.5%
                                                                       -----------
                                                                        60,465.8
Current maturities.............................                         (9,471.8)
                                                                       -----------
                                                                        50,994.0
                                                                       -----------

                                                                                                                  Effective
Debt by currency 2                             Total debt               Short-term Effective rate    Long-term      rate
                                               -----------             ----------- ---------------- ----------- ------------
Dollars...........................................44,817.2                 4,977.2           4.4%      39,840.0       5.5%
Japanese yen.......................................9,011.6                 4,518.0           0.6%       4,493.6       1.2%
Euros.............................................11,712.8                 5,263.2           2.8%       6,449.6       3.4%
Mexican pesos......................................  236.7                    96.4           7.3%         140.3       7.3%
Egyptian pounds....................................  108.0                    72.3          11.3%          35.7      10.9%
Other currencies...................................   45.5                    10.7          11.5%          34.8      12.6%
                                               -----------             -----------                  -----------
                                                  65,931.8                14,937.8                     50,994.0
                                               -----------             -----------                  -----------


1 IRS or Interest Rate Swaps are instruments used to exchange interest rates
  (see note 11A). CCS or Cross Currency Swaps are instruments to exchange both interest rates and currencies (see note 11B).

2 Includes the effects for currency exchanges related to the CCS.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


The most representative exchange rates with respect to the financial debt are as follows:


                                                                                        2002                2003
                                                                                 -----------------    ----------------
Mexican pesos per dollar..................................................              10.38                11.24
Japanese yen per dollar...................................................             118.80               107.39
Euros per dollar..........................................................             0.9519               0.7948
                                                                                 -----------------    ----------------

The maturities of long-term debt as of December 31, 2003 are as follows:

                                                                                                             2003
                                                                                                      -----------------
2005............................................................................................   Ps     11,447.3
2006............................................................................................          20,977.0
2007............................................................................................           2,577.9
2008............................................................................................           8,122.3
2009 and thereafter.............................................................................           7,869.5
                                                                                                      -----------------
                                                                                                   Ps     50,994.0
                                                                                                      -----------------


In the consolidated balance sheet at December 31, 2002 and 2003, there were short-term debt transactions amounting to U.S.$450 million (Ps5,058) and U.S.$395 million (Ps4,439.8), that were classified as long-term debt due to the Company's ability and intention to refinance such indebtedness with available amounts from the committed long-term lines of credit.

At December 31, 2003, the Company and its subsidiaries have the following lines of credit, both committed and subject to the banks' availability, at annual interest rates ranging from 0.6% to 13.5%, depending on the negotiated currency:


                                                                                   Line of credit         Available
                                                                                  ----------------    -----------------
European commercial paper (U.S.$600 million)...............................    Ps     6,744.0              6,125.8
US commercial paper (U.S.$400 million).....................................           4,496.0              3,315.8
Mexican commercial paper (Ps4,000 million).................................           4,000.0              2,150.0
Other lines of credit in foreign subsidiaries..............................          19,885.1              8,549.3
Other lines of credit from banks ..........................................           8,552.2              5,517.0
                                                                                  ----------------    -----------------
                                                                               Ps    43,677.3             25,657.9
                                                                                  ----------------    -----------------


On October 15, 2003, a Dutch subsidiary, holding of CEMEX Spain, negotiated a multi-currency credit facility for an equivalent at that date of U.S.$1,150 million. Funds were obtained as follows: Euro 256.4 million maturing in two years and U.S.$550 million and yen 32,688 million maturing in three years. Such amounts were used primarily to repay a revolving credit facility of U.S.$400 million, and for the early redemption in 2003 of the preferred stock's remaining balance of U.S.$650 million related to the purchase of Southdown and which matured on various dates in 2004 (see note 14E).

In April 2002, the Company completed a tender offer for the early redemption of U.S.$300 million of its 12.7% notes, due 2006, pursuant to which U.S.$208.4 million was redeemed. Expenses related to the offer and the premiums paid to the holders of the notes as a result of the early redemption, which amounted to approximately U.S.$54 million (Ps619.3) were recognized in earnings during 2002 within other expenses. As of December 31, 2002 and 2003, the outstanding balance of these notes is U.S. $91.6 million (Ps1029.6).

As of December 31, 2002 and 2003, in order to: (i) hedge contractual cash flows of certain financial debt with floating rates or exchange floating for fixed interest rates of a portion of debt (see note 11A), and (ii) reduce the financial cost of debt originally contracted in dollars or pesos (see note
11B), the Company has negotiated derivative financial instruments related to short-term and long-term debt, which are described below:

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)



A)  Interest Rate Swaps Contracts

As of December 31, 2002 and 2003, the terms of the interest rate swaps ("IRS") related to short-term and long-term financial debt is summarized as follows:


 (U.S. dollars millions)         Notional        Debt       Maturity   CEMEX        CEMEX      Effective    Estimated
    Related debt                 amount        currency      date      receives*    pays          rate      fair value
----------------------------- -------------- ------------- ----------- ----------- ----------- ---------- ---------------


IRS in 2002
Short-term debt
Bank loans....................  U.S.$  306      Dollar       Jul 2007    LIBOR+60     5.5%        3.1%      U.S.$ (24.4)

Long-term debt
Bank loans...................          300      Dollar       Jul 2007     LIBOR       4.1%        5.3%            (20.1)
Syndicated loans.............          500      Dollar       Aug 2007     LIBOR       4.2%        5.5%            (28.0)
                              --------------                                                              --------------
                                       800                                                                        (48.1)
                              --------------                                                              --------------
                                U.S.$1,106                                                                  U.S.$ (72.5)
                              -------------                                                              ----------------

IRS in 2003
Long-term debt
Syndicated loans..............  U.S.$  550      Dollar       Mar 2008      LIBOR      6.5%        7.4%            (70.3)
Bank loans....................         250      Dollar       Mar 2008      LIBOR      5.4%        7.3%            (33.4)
                              -------------                                                              ----------------
                                       800                                                                       (103.7)
Not assigned 1
Long term debt................       1,050      Dollar       Feb 2009      LIBOR      3.5%        2.3%           (124.4)
                              --------------                                                              ---------------
                                U.S.$1,850                                                                  U.S.$(228.1)
                              --------------                                                              ---------------

*   LIBOR ("L") represents the London Interbank Offering Rate, used in the market for debt denominated in U.S. dollars.

1   These instruments have optionality.



As of December 31, 2002 and 2003, the interest rate swaps presented above were designated as accounting hedges of contractual cash flows (interest payments) of the related floating rate debt. Therefore, changes in the estimated fair value of these instruments were recognized in stockholders' equity (see note
2N), except for interest rate swaps for a notional amount of U.S.$1,050 million in 2003, which are part of the financial strategy of CEMEX, however, do not meet the accounting hedge criteria, consequently, changes in the estimated fair value were recognized in earnings within the comprehensive financing result.

As of December 31, 2003, the notional amount of interest rate swaps increased by U.S.$744 million as compared to 2002. This increase was primarily due to interest rate swaps for a notional amount of U.S.$1,850 million, negotiated in 2003 upon the maturity or early settlement of interest rate options ("swaptions"), forward rate agreements ("FRAs") and floor and cap options. This increase was partially offset by the settlement during the year of interest rate swaps held at the close of 2002 for a notional amount of U.S.$1,106 million. Such contracts were no longer useful since new contracts were negotiated in 2003 and there were changes in the interest rates mix of the financial debt portfolio resulting from new fixed rate borrowings and the repayment of floating rate debt. As of December 31, 2003, of the approximate loss in the estimated fair value of the interest rate swaps of U.S.$228.1 million (Ps2,563.8), losses of approximately U.S.$126 million (Ps1,416.2), correspond to the estimated fair value of that swaptions, FRAs and the floor and cap options had upon expiration or settlement. These losses were recognized in earnings between origination and their termination. As of December 31, 2002, changes in the estimated fair value resulted in losses of approximately U.S.$72.5 million and were recognized in stockholders' equity.

During 2002 and 2003, due to changes in the interest rates mix of the financial debt portfolio, interest rate swaps were settled in agreement with the financial counterparties for notional amounts of U.S.$2,583 million and U.S.$1,106 million, respectively. These settlements resulted in gains of U.S.$14.2 million (Ps162.9) in 2002 and losses of U.S.$41.9 million (Ps471) in 2003, corresponding to the contracts estimated fair value on the settlement date, which were recognized in earnings of each period.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


As of December 31, 2002 and 2003, the description of other interest rate derivatives, is as follows:


                U.S. dollars millions                                2002                               2003
                                                       -------------------------------    -------------------------------
Other interest rate derivatives                          Notional         Estimated         Notional         Estimated
                                                          Amount          fair value         Amount          fair value
                                                       -------------    --------------    -------------    --------------
Interest rate options (swaptions)...................         1,000           (140.9)           200              (24.9)
Forward rate agreements (FRAs) .....................           650            (61.2)            -                 -
Other rates derivatives.............................           711            (96.5)            -                 -
                                                       -------------    -------------   -------------      ------------
                                                             2,361           (298.6)           200              (24.9)
                                                       -------------    -------------   -------------      ------------


As of December 31, 2002 and 2003, there were call options to exchange floating for fixed interest rates (swaptions). These options have maturities in October 2004 and grant the counterparties the option to elect, at maturity of the options, to negotiate interest rate swaps and receive from CEMEX fixed rates and pay variable rates for a five-year period. Alternatively, the counterparties may elect to request net cash settlements. During 2003, through the physical settlement of swaptions for a notional amount of U.S.$800 million, new interest rate swaps were negotiated. Furthermore, during 2003, the Company sold and later settled options for a notional amount of U.S.$400 million, resulting in a net gain of approximately U.S.$1.1 million (Ps12.4). In 2001, 2002 and 2003, for the sale of swaptions, CEMEX received premiums for approximately U.S.$12.2 million (Ps139.9), U.S.$57.6 million (Ps660.6) and U.S.$25.0 million (Ps281.0), respectively. Premiums received as well as changes in the estimated fair value of the options, which represented losses of approximately U.S.$30.1 million (Ps345.2) and U.S.$110.9 million (Ps1,271.9) in 2001 and 2002, respectively, and gains of approximately U.S.$1.6 million (Ps18.0) in 2003, were recognized in earnings of each period. In addition, in 2001, 2002 and 2003, losses of approximately U.S.$3.4 million
(Ps39), U.S.$92.3 million (Ps1,058.6) and U.S.$23.9 million (Ps268.6), respectively, were recognized in earnings as a result of the settlement or termination of the swaption contracts.

As of December 31, 2002, the Company held forward rate agreements ("FRAs") for a notional amount of U.S.$650 million, negotiated in 2001 to fix the interest rate of future debt issuances, not negotiated due to market conditions. These instruments were designated at the end of 2002 as accounting hedges of the interest rates of debt issuances negotiated in 2003. These contracts expired in 2003 and new interest rate swaps were negotiated. At maturity, an approximate loss of U.S.$37.6 million (Ps422.6) was recognized in stockholders' equity and is being amortized to the financial expenses as part of the effective interest rate of the related debt. The changes in the estimated fair value of these contracts represented losses of approximately U.S.$27.5 million (Ps304.2) in 2001 and U.S.$33.7 million (Ps386.5) in 2002, and were recognized in earnings, except for a loss of U.S.$42.4 million (Ps476.6) in 2002, which was recognized in stockholders' equity, corresponding to the change in valuation after these contracts were designated as accounting hedges.

As of December 31, 2002, the Company held floor and cap options for a notional amount of U.S.$711 million, with maturity in March 2008. These options were settled in May 2003, through the negotiation of interest rate swaps. These options were structured as part of an interest rate swap for the same notional amount that was settled in 2002. The changes in the estimated fair value of the floor and cap options until settlement, represented losses of approximately U.S.$41.3 million (Ps456.8) in 2001, U.S.$55.2 million (Ps632.9) in 2002 and U.S.$0.1 million (Ps1.5) in 2003. These losses were recognized in earnings of each period.

B) Cross Currency Swap Contracts and Other Currency Instruments

As of December 31, 2002 and 2003, there were Cross Currency Swaps ("CCS"), through which the Company exchanges the originally contracted interest rates and currencies on notional amounts of related short-term and long-term debt. During the life of the contracts, the cash flows related to the exchange of interest rates under the CCS, match, in interest payment dates and conditions, those of the underlying debt.

If there is no early settlement, at maturity of the contracts and the underlying debt, the Company and the counterparty will exchange notional amounts, so the Company will receive the cash flow in the currency of the underlying debt necessary to cover its primary obligation, and will pay the notional amount in the exchanged currency of the CCS. As a result, the original financial risk profile related to interest rates and foreign exchange variations of the underlying debt has been effectively exchanged.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


As of December 31, 2002 and 2003, the terms of the CCS is summarized as follows:


                                                               Currencies               Interest Rates
                                                         -----------------------------------------------------
(Amounts in millions)        Maturity       Notional    Original   Amount in      CEMEX      CEMEX     Effective  Estimated
  Related Debt                 date          amount      amount   new currency   receives*    pays*      rate     fair value
-------------------------- --------------- ------------- --------- ----------- ------------- --------- -------- ------------
CCS in 2002
Mexican peso to dollar
Short term notes........... Jan 03-Jun 03  U.S.$   144.7   Ps1,500  U.S.$ 145    TIIE+5 bps   L+29 bps    2.25%  U.S.$ (9.6)
Dollar to Yen
Short term notes........... Jun 03-Jun 05          179.5  U.S.$180  Yen 20,459   L+183 bps     3.16%      3.16%         6.1
                                           -------------                                                        ------------
                                                   324.2                                                               (3.5)
Mexican peso to dollar
Medium term notes.......... Nov 04-Dec 08          230.3   Ps2,465   U.S.$230   TIIE+54 bps  L+101 bps    2.86%        16.0
Mexican peso to dollar
Medium term notes.......... Apr 05-Apr 07          377.1   Ps4,225   U.S.$377         10.93%  L+26 bps    1.34%        51.8
Mexican peso to Yen
Medium term notes.......... Jun 05-Jan 06          311.8   Ps3,058  Yen 27,308        11.76%   2.55%      3.78%        83.4
Dollar to Yen
Euro-medium term notes.....    Jul 2003            500.0  U.S.$500  Yen 51,442         8.75%   3.14%      3.14%        93.7
                                           -------------                                                        ------------
                                                 1,419.2                                                              244.9
                                           -------------                                                        ------------
                                            U.S.$1,743.4                                                         U.S.$241.4
                                           -------------                                                        ------------
CCS in 2003
Mexican peso to dollar
Short term notes...........    Jan 2004    U.S.$   168.1  Ps 1,900  U.S.$ 168       N/A         N/A        6.3%  U.S.$  0.8
                                           -------------                                                        ------------

Mexican peso to dollar
Medium term notes.......... Nov 04-Dec 07          468.9   Ps6,104  U.S.$ 469   TIIE+62 bps   L+121bps     2.7%        74.4
Mexican peso to dollar
Medium term notes.......... Apr 05-Apr 07          233.3   Ps3,369  U.S.$ 233          12.4%  L+99 bps     1.9%       103.0
Mexican peso to dollar
Medium term notes           Mar 06-Dec 08          377.8   Ps3,888  U.S.$ 378           8.6%    4.6%       3.8%         0.2
Mexican peso to dollar
Medium term notes..........    Oct 2007             79.9     Ps800   U.S.$ 80  Cetes+145 bps    4.3%       4.3%        (8.9)
Dollar  to Yen
Medium term notes.......... Jun 05-Jun 06           66.8  U.S.$ 67  Yen 1,904     L+27 bps      1.9%       9.3%        93.2
Mexican peso  to Yen
Euro-medium term notes..... Jun 05-Jan 06           51.8   Ps1,574  Yen 6,008           8.8%    2.6%       1.3%        (0.7)
                                           -------------                                                        ------------
                                                 1,278.5                                                              261.2
                                           -------------                                                        ------------
                                            U.S.$1,446.6                                                         U.S.$262.0
                                           -------------                                                        ------------

* LIBOR ("L") represents the London Interbank Offering Rate, used in the market for debt denominated in U.S. dollars. TIIE represents the Interbank
    Offering Rate in Mexico and CETES are public debt instruments issued by the Mexican government. At December 31, 2003, the LIBOR rate was 1.12%, the TIIE rate was 6.29% and the CETES yield was 6.04%.


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


The periodic cash flows underlying the CCS arising from the exchange of interest rates are determined over the notional amounts in the exchanged currency. The CCS have not been designated as accounting hedges; therefore, changes in their estimated fair values are recognized through the income statement. As mentioned in note 2N, a portion of the assets and liabilities resulting from the estimated fair value recognition of the CCS have been offset for presentation purposes, in order to reflect the cash flows that the Company expects to receive or pay upon settlement of these financial instruments. Through this presentation, the book value of the financial indebtedness directly related to the CCS is presented as if it had been effectively negotiated in the exchanged currencies instead of in the originally negotiated currencies. Assuming an early liquidation of the CCS, the related financial liabilities and their corresponding interest expense, would be established in the rates and currencies originally contracted beginning as of the settlement date.

As of December 31, 2002 and 2003, related to the estimated fair value of the CCS, the Company recognized net assets of U.S.$241.4 million (Ps2,713.3) and U.S.$262.0 million (Ps2,944.9), respectively. Of these amounts, U.S.$194.2 million (Ps2,182.8) in 2002 and U.S.$364.5 million (Ps4,097.0) in 2003 relates to a prepayment made to yen and dollar denominated obligations under the CCS. This is presented by decreasing the carrying amount of the related debt, while a gain of U.S.$47.2 million (Ps530.5) in 2002 and a loss of U.S.$102.5 million (Ps1,152.1) in 2003, represents the net assets and the net liabilities , respectively, arising from the CCS' estimated fair value without prepayment effects.

In accordance with the presentation guidelines applied by the Company to the assets or liabilities related to the CCS (see note 2N) of net liabilities and net assets without prepayments in 2002 and 2003 described above, losses directly related to variations in exchange rates between the origination of the CCS and the balance sheet date of approximately U.S.$20.0 million (Ps224.8) in 2002 and U.S.$171.9 million (Ps1,932.2) in 2003, are presented as part of the related debt carrying amount. Likewise, gains of approximately U.S.$25.9 million (Ps291.1) in 2002 and U.S.$12.2 million (Ps137.1) in 2003, corresponding to the periodic cash flows exchange for interest rates, were presented as an adjustment of the related financing interest payable. The remaining net assets of U.S.$41.3 (Ps464.2) in 2002 and U.S.$57.2 million (Ps642.9) in 2003, were presented in the consolidated balance sheet within short-term and long-term other assets or other liabilities, as applicable.

For the years ended December 31, 2001, 2002 and 2003, the changes in the estimated fair value of the CCS, excluding the effects of prepayments in 2002 and 2003, resulted in a gain of approximately U.S.$191.6 million (Ps2,119.1) in 2001 and losses of approximately U.S.$192.2 million (Ps2,204.3) and U.S.$149.7 million (Ps1,682.6) in 2002 and 2003, respectively. These results were recognized in earnings of the respective period.

Additionally, as of December 31, 2002, the Company held other currency instruments with a notional amount of U.S.$104.5 million, related to financial debt expected to be negotiated in the near future. These contracts matured in 2003 and a loss of approximately U.S.$3.6 million (Ps40.5) was recognized in earnings. In 2002, these contracts had an estimated fair value loss of approximately U.S.$6.8 million (Ps78.0), which was recognized in the income statement.

The estimated fair value of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company's exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties, and consequently, there is no direct measure of the Company's exposure to the use of these derivatives. The amounts exchanged in cash are determined based on the basis of the notional amounts and other terms included in the derivative financial instruments.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)



C)  Guaranteed Debt

As of December 31, 2002 and 2003, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. jointly, fully and unconditionally guarantee indebtedness of the Company for an aggregate amount of U.S.$2,339 million (Ps26,290.4) and U.S.$3,145 million (Ps35,349.8), respectively. The combined summarized financial information of these guarantors as of December 31, 2001, 2002 and 2003 is as follows:


                                                                                       2002                   2003
                                                                                -----------------     ------------------


 Assets...............................................                          Ps   125,984.6              140,393.0
 Liabilities..........................................                                60,082.5               64,503.2
 Stockholders' equity.................................                                65,902.1               75,889.8
                                                                                -----------------     ------------------
                                                               2001
                                                        -----------------
 Net sales...........................................   Ps    24,975.5                24,035.2               24,408.5
 Operating income.....................................         1,786.2                 3,762.6                2,778.2
 Net income...........................................        11,444.1                   479.7                6,035.9
                                                        -----------------       -----------------     ------------------



Certain debt contracts guaranteed by the Company and/or some of its subsidiaries contain restrictive covenants limiting sale of assets, maintenance of controlling interest on certain subsidiaries, limiting liens and requiring compliance with financial ratios. The Company obtains waivers prior to the occurrence of events of default.

12. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of December 31, 2002 and 2003 are summarized as follows:


                                                                                               2002               2003
                                                                                          --------------     -------------


   Accounts payable from valuation of derivative instruments (notes 11 and 16).......  Ps      3,608.9           4,919.0
   Accruals for legal assessments and other responsibilities.........................          1,482.2           1,592.3
   Asset retirement obligations and other environmental liabilities..................            296.6             889.0
   Other liabilities and deferred credits............................................          1,093.5           1,303.1
                                                                                          --------------     -------------
                                                                                       Ps      6,481.2           8,703.4
                                                                                          --------------     -------------


Accounts payable from derivative financial instruments represent the accumulated valuation losses resulting from the estimated fair value recognition of these instruments (see notes 11 and 16). Accruals for legal assessments and other responsibilities (see note 21), refer to the best estimation of cash flows for with respect to legal claims where the Company is determined to be responsible and which are expected to be settled in a period greater than twelve months. During 2003, the balance of this caption increased primarily as a result of the increase of Ps265.0 in the dumping duties provision, partially offset by the decrease of Ps154.9 in the accruals for responsibilities. Asset retirement obligations and other environmental liabilities include the future estimated costs, mainly from the demolition, cleaning and reforestation of production sites at the end of their operation (see note 2V). The increase in this item is related to the quantification of asset retirement obligations. The expected average period to settle these obligations is greater than 15 years.

13. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

As of December 31, 2001, 2002 and 2003, the net periodic cost of pension plans and other postretirement benefits (see note 2J), was Ps348.9, Ps228.1 and Ps462.4, respectively, and is described as follows:


                                                                 Pensions                       Other benefits*
                                                     -------------------------------     --------------------------------
Components of net periodic cost:                       2001        2002        2003        2001        2002        2003
                                                     -------     -------     -------     --------    --------    --------


Service cost...................................   Ps   344.3       274.7       287.5         14.8        28.5        31.3
Interest cost..................................        281.2       269.2       284.8         38.5        43.2        45.4
Actuarial return on plan assets................       (383.3)     (399.3)     (335.0)        (1.2)       (0.7)       (0.7)
Amortization of prior service cost, changes in
 assumptions and experience adjustments..........       53.3        47.6       131.2          1.3        13.7        15.1
Results from extinguishment of obligations.....         -          (47.3)       2.8            -         (1.5)         -
                                                     -------     -------     -------     --------    --------    --------
                                                  Ps   295.5       144.9       371.3         53.4        83.2        91.1
                                                     -------     -------     -------     --------    --------    --------


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


As of December 31, 2002 and 2003, the reconciliation of the actuarial value of pension plans and other postretirement benefit obligations, as well as the funded status (see note 2J), are presented as follows:


                                                                              Pensions                Other benefits*
                                                                      -----------------------     -----------------------
                                                                         2002          2003          2002         2003
                                                                      ---------     ---------     ---------    ----------
Change in benefit obligation:


Projected benefit obligation ("PBO") at beginning of year........  Ps   5,041.3       5,680.8         726.1         902.2
Service cost.....................................................         274.7         287.5          28.5          31.3
Interest cost....................................................         269.2         284.8          43.2          45.4
Actuarial result and amendments..................................         138.0         659.5          78.4         (90.2)
Acquisitions.....................................................         388.5          -             50.7          -
Initial valuation of other postretirement benefits...............          -             -             11.9          27.7
Foreign exchange fluctuations and inflation adjustments..........          52.5        (106.3)         17.1         (47.2)
Extinguishment of obligations....................................        (174.6)          1.9          (1.5)          2.2
Benefits paid....................................................        (308.8)       (430.2)        (52.2)        (68.6)
                                                                      ---------     ---------     ---------    ----------
Projected benefit obligation ("PBO") at end of year..............       5,680.8       6,378.0         902.2         802.8
                                                                      ---------     ---------     ---------    ----------
Change in plan assets:
Fair value of plan assets at beginning of year...................       5,253.8       5,045.5          17.6          17.8
Real return on plan assets.......................................        (311.4)        812.9           0.8           2.1
Acquisitions.....................................................         323.5          -             -             -
Foreign exchange fluctuations and inflation adjustments..........          75.6        (210.4)         -             (1.7)
Employer contributions...........................................          69.8         125.9          42.2          15.9
Extinguishment of obligations....................................        (196.3)         -             -             -
Benefits paid from the funds.....................................        (169.5)       (265.3)        (42.8)         -
                                                                      ---------     ---------     ---------    ----------
Fair value of plan assets at end of year.........................       5,045.5       5,508.6          17.8          34.1
                                                                      ---------     ---------     ---------    ----------
Amounts recognized in the balance sheets consist of:
Funded status....................................................         635.3         869.4         884.4         768.7
Prior service cost...............................................        (714.9)     (1,402.4)       (149.8)       (108.8)
Net actuarial results............................................      (1,632.4)       (955.4)       (111.9)        (42.4)
                                                                      ---------     ---------     ---------    ----------
  Accrued benefit liability (prepayment).........................      (1,712.0)     (1,488.4)        622.7         617.5
  Additional minimum liability...................................         659.5       1,100.6           3.4           7.6
                                                                      ---------     ---------     ---------    ----------
    Net liability (prepayment) recognized .......................  Ps  (1,052.5)       (387.8)        626.1         625.1
                                                                      ---------     ---------     ---------    ----------


* The cost and the actuarial value of postretirement benefits, include the cost and obligations of postretirement benefits other than pensions, such as seniority premiums granted by law, as well as health care and life insurance benefits that the Company grants to retirees.




For presentation purposes in the balance sheet as of December 31, 2002, the net liability of Ps626.1 for other postretirement benefits (see above table), is presented as offsetting the net prepayment for pensions of Ps1,052.5. This resulted in a net final prepayment of Ps426.4, which is reported within other deferred charges (see note 10). At December 31, 2003, the net liability for other postretirement benefits and the net prepayment for pensions are not offset in the balance sheet.

As of December 31, 2002 and 2003, the combined actual benefit obligation ("ABO") of pensions and other postretirement benefits, equivalent to the PBO not considering salaries increases, amounted to Ps5,086.6 and Ps5,944.2, respectively, of which the vested portion was Ps1,291.2 in 2002 and Ps2,008.9 in 2003.

An additional minimum liability (excess of the net actual liability over the net projected liability) is recognized in those cases when the ABO less the plan assets (net actual liability) is lower than the net projected liability. At December 31, 2002 and 2003, a minimum liability and an intangible asset were recognized for Ps662.9 and Ps1,108.2, respectively.

Prior service cost and actuarial results are amortized over the estimated service life of the employees under plan benefits. At December 31, 2003, average estimated service life for pension plans is 15 years and for other postretirement benefits is 13 years.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


As of December 31, 2002 and 2003, the consolidated assets of the pension plans and other postretirement benefits are valued at their estimated fair value and are integrated as follows:


                                                                                        2002                2003
                                                                                  ----------------    -----------------
Fixed-income securities....................................................    Ps     2,585.6              2,472.0
Marketable securities......................................................           1,965.3              2,383.3
Private funds and other investments........................................             512.4                687.4
                                                                                  ----------------    -----------------
                                                                               Ps     5,063.3              5,542.7
                                                                                  ----------------    -----------------

CEMEX applies real rates (nominal rates discounted for inflation) in the actuarial assumptions used to determine postretirement benefit liabilities. The most significant assumptions used in the determination of the net periodic cost were:



                                                                              2001             2002             2003
                                                                          ------------     -------------    -------------

Range of discount rates used to reflect the obligations' present value..  3.5 % - 7.1%      3.0% - 7.0%      4.5% - 8.0%
Weighted average rate of return on plan assets..........................       8%               7.8%             7.8%
                                                                          ------------     -------------    -------------


During 2003, the Company's units in Mexico implemented a voluntary early retirement program, through which, the retirement age was decreased by five years and all employees meeting the new requirements were given the option to retire. This program ended in May 2003 and resulted in the early retirement of 230 employees and the increase of Ps568.9 in the projected benefit obligation and the non-amortized prior service cost of pensions and other postretirement benefits.

During 2002, the subsidiary of CEMEX in Spain, in agreement with its employees, changed the structure of most of its defined benefit plans, replacing them with defined contribution plans. In connection to this change, the subsidiary contributed on behalf of its employees covered by the new plans, assets for an amount equivalent to the obligation value as of the date of the exchange. These assets were already restricted within the previous plans. At December 31, 2002, the effects of writing off the PBO and the non-amortized items, net of the assets contributed, are displayed on the tables relating to the net periodic cost and the reconciliation of the actuarial value of pensions and other postretirement benefits.

14. STOCKHOLDERS' EQUITY

A) COMMON STOCK

The Company's common stock as of December 31, 2002 and 2003 is as follows:


                                                                  2002                                  2003
                                                   ---------------------------------     ---------------------------------
                                                    Series A (1)       Series B (2)       Series A (1)       Series B (2)
                                                   --------------     --------------     --------------     --------------


Subscribed and paid shares......................... 3,331,300,154      1,665,650,077      3,547,614,432     1,773,807,216
Treasury shares (3)................................   166,400,476         83,200,238        287,097,712       143,548,856
Unissued shares authorized for Stock Option Plans..   116,526,096         58,263,048        113,114,106        56,557,053
                                                   --------------     --------------     --------------     --------------
                                                    3,614,226,726      1,807,113,363      3,947,826,250     1,973,913,125
                                                   --------------     --------------     --------------     --------------

(1) Series "A" or Mexican shares must represent at least 64% of capital stock.

(2) Series "B" or free subscription shares must represent at most
    36% of capital stock.

(3) In 2003, includes the shares issued by the stockholders' meeting of April
    24, 2003 that were not subscribed, and in 2002, includes the shares acquired under the share repurchase program and those shares authorized by the stockholders' meeting of April 25, 2002 that were not subscribed.


Of the total number of shares, 3,267,000,000 in 2002 and 2003 correspond to the fixed portion, and 2,154,340,089 in 2002 and 2,654,739,375 in 2003 correspond to the variable portion.

On April 25, 2002, the annual stockholders' meeting approved: (i) a reserve for share repurchases of up to Ps5,000.0 (nominal amount), under which, at December 31, 2002, shares equivalent to 7,609,200 CPOs were repurchased, representing a reduction in the repurchase reserve of Ps400.2; (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps3,213.1 (nominal amount), issuing shares as a stock dividend, equivalent to up to 140,000,000 CPOs, at a subscription price of Ps46.336 (nominal amount) per CPO, or instead, stockholders could have chosen to receive Ps2.00 (nominal amount) in cash for each CPO. As a result, shares equivalent to 64,408,962 CPOs were subscribed and paid, representing an increase in common stock of Ps2.3 and in additional paid-in capital of Ps3,201.5. An approximate cash payment through December 31 2002 was made for Ps256.9; and (iii) the cancellation of 169,206,112 Series "A" shares and 84,603,056 Series "B" shares that were held in the Company's treasury.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


On April 24, 2003, the annual stockholders' meeting approved: (i) a reserve for share repurchases of up to Ps6,000.0 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps3,664.4 (nominal amount), issuing up to 750,000,000 shares as a stock dividend, equivalent to up to 250,000,000 CPOs, at a subscription price of Ps36.449 (nominal) per CPO or, instead, stockholders could have chosen to receive Ps2.20 (nominal amount) in cash for each CPO. As a result, shares equivalent to 98,841,944 CPOs were subscribed and paid, representing an increase in common stock of Ps3.40 and in additional paid-in capital of Ps3,696.6, assuming a theoretical value of Ps0.0333 per CPO, while an approximate cash payment through December 31, 2003 was made for Ps66.8; and
(iii) the cancellation of the shares held in the Company's treasury.

B) RETAINED EARNINGS

Retained earnings as of December 31, 2003, include Ps82,240.2 of earnings generated by subsidiaries and affiliated companies that are not available to be paid as dividends by CEMEX until these entities distribute such amounts to CEMEX. Additionally, retained earnings include a share repurchase reserve in the amount of Ps6,585.0. Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2003, the legal reserve amounted to Ps1,370.6.

Earnings distributed as dividends, in excess of tax earnings, will be subject to a tax payment at a 33% rate, consequently, only 67% of retained earnings may be distributed to the shareholders.

C) EFFECTS OF INFLATION

The effects of inflation on majority interest stockholders' equity as of December 31, 2003 are as follows:



                                                                   Historical          Inflation
                                                                      cost             adjustment            Total
                                                                 --------------     ----------------    ---------------


Common stock...............................................   Ps         59.1              3,436.1            3,495.2
Additional paid-in capital.................................          21,003.8             15,215.5           36,219.3
Deficit in equity restatement..............................              -               (69,125.6)         (69,125.6)
Cumulative initial deferred income tax effects.............          (4,697.9)            (1,044.0)          (5,741.9)
Retained earnings..........................................          51,773.3             46,384.5           98,157.8
Net income.................................................   Ps      6,596.4                471.0            7,067.4
                                                                 -------------      ---------------     --------------


D) FOREIGN CURRENCY TRANSLATION

The foreign currency translation results recorded in stockholders' equity are summarized as follows:


                 Years ended December 31,                            2001                 2002               2003
                                                                 --------------     ----------------    ---------------


Foreign currency translation adjustment...................... Ps     (2,694.3)             7,038.4            5,169.2
Foreign exchange gain (loss) (1) ............................           830.1             (2,847.0)          (1,564.2)
                                                                 --------------     ----------------    ---------------
                                                              Ps     (1,864.2)             4,191.4            3,605.0
                                                                 --------------     ----------------    ---------------

(1) Foreign exchange results from the financing corresponding to the acquisitions of foreign subsidiaries.



The foreign currency translation adjustment includes foreign exchange results of financing related to acquisitions of foreign subsidiaries made by the Company's subsidiary in Spain of Ps(49.5) in 2001, Ps167.3 in 2002 and Ps59.4 in 2003.

E) PREFERRED STOCK

In October 2003, CEMEX repurchased the remaining balance of preferred stock of U.S.$650 million (Ps7,306.0), which was to mature in February and August 2004. The preferred stock was issued in November 2000 by a Dutch subsidiary for U.S.$1,500 million with an original maturity in May 2002 and was related to the financing of CEMEX Inc.'s (formerly Southdown, Inc.) acquisition. During 2001 and 2002, CEMEX repurchased preferred stock for U.S.$600 million and U.S.$250 million, respectively, and in 2002 the maturity of the remaining balance was extended, with U.S.$195 million due in February 2004 and U.S.$455 million due in August 2004. The preferred stock was mandatorily redeemable upon maturity and granted its holders 10% of the subsidiary's voting rights, and the right to receive a guaranteed variable preferred dividend, and the option, in certain circumstances, to subscribe for additional preferred stock or common shares for up to 51% of the subsidiary's voting rights. Until its liquidation, this transaction was included as minority interest. Preferred dividends declared for approximately U.S.$76 million (Ps860.2) in 2001, U.S.$23.2 million (Ps259.7) in 2002 and U.S.$12.5 million (Ps144.6) in 2003, were recognized as minority interest in the consolidated income statements.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


A subsidiary of CEMEX in Spain issued, during 1998, capital securities for U.S.$250 million with an annual dividend rate of 9.66%. In April 2002, through a tender offer, U.S.$184 million of capital securities were redeemed. The amount paid to the holders in excess of the nominal amount of the capital securities pursuant the early redemption of approximately U.S.$20 million (Ps224.8) was recorded against stockholders' equity. The balance outstanding as of December 31, 2002 and 2003 was U.S.$66 million (Ps741.8) in both years. The Company has an option to repurchase the remaining securities in November 2004 or on any subsequent dividend payment date. Additionally, the holders have the right to sell them to the Company in May 2005. This transaction is recorded as minority interest. Preferred dividends declared on the capital securities during 2001, 2002 and 2003 of approximately U.S.$24.2 million (Ps271.4), U.S.$11.9 million (Ps132.6) and U.S.$6.4 million (Ps73.4), respectively, were recognized as minority interest in the consolidated income statements.

F) OTHER EQUITY TRANSACTIONS

Through an announcement dated on November 17, 2003, the Company launched a public offer to purchase up to 90,018,042 appreciation warrants ("warrants") traded on the Mexican Stock Exchange ("MSE"), including those warrants represented by American Depository Warrants ("ADWs"), each ADW representing five warrants, traded on the New York Stock Exchange ("NYSE"), which represent approximately 86.73% of the total outstanding warrants and include the approximately 34.9 million warrants owned by or controlled by CEMEX and its subsidiaries. The Company issued two additional announcements on December 11 and 23, which established specific procedures with respect to such offer. The offer expires on January 26, 2004, unless the Company extends the period. The holders of warrants and ADWs wishing to participate in the offer must specify the price at which they would tender their warrants or ADWs, within the range of established prices from 5.10 pesos per warrant (equivalent to 25.50 pesos per ADW) to 8.10 pesos per warrant (equivalent to 40.50 pesos per ADW).

At the end of the offer period, the single price at which CEMEX will purchase the warrants and ADWs is to be determined, depending on the prices at which warrants and ADWs are tendered, which will be ordered starting from the lowest price per warrant offered until a single purchase price is reached that would enable CEMEX to purchase 90,018,042 warrants, or such lesser number of warrants as are validly tendered in the offer. If more than 90,018,042 warrants are validly tendered in the offer, CEMEX will acquire the warrants and ADWs a "pro rata" basis, in most cases. Assuming that the total number of warrants subject to the offer was repurchased, the remaining 13,772,903 warrants will remain outstanding and will mature in December 2004.

The warrants and ADWs subject to the offer were originally issued in December 1999 by means of a public offer on the MSE and the NYSE, in which 105 million warrants and ADWs with December 2002 maturity were sold. In December 2001, in a simultaneous and voluntary public purchase and sale offer for the warrants and exchange offer for the ADWs, outstanding as of the offer date, under a one for one exchange ratio, 103,790,945 new warrants and ADWs with maturity in December 2004 were issued. The warrants and ADWs that were not exchanged in 2001 expired in December 2002. The warrants permit the holders to benefit from future increases in the CEMEX CPO's market price above the strike price, which at December 31, 2003 was approximately U.S.$5.45 per CPO (U.S.$27.23 per ADS). The benefit, should any exist, will be paid in CPOs. Until September 2003, the CPOs and ADSs required to cover future exercises of the new warrants, as well as the old warrants, were held in equity forward contracts with financial institutions. These forward contracts were settled in October 2003 as a result of a simultaneous secondary equity offering on the MSE and the NYSE, made by the Company and the banks holding the shares (see note 16A).

In addition, in December 2003, through the payment of U.S.$75.9 million (Ps853.1), CEMEX executed the option that it retained and repurchased the assets related to a financial transaction through which, in December 1995, the Company transferred financial assets to a trust, while simultaneously, investors contributed U.S.$123.5 million in exchange for notes representing a beneficial interest in the trust. During the life of the transaction and until maturity in 2007, periodic repurchases of the financial assets underlying in the trust were stipulated. Therefore, as of December 31, 2002, the outstanding balance of this transaction was approximately U.S.$90.6 million (Ps1,038.9). Moreover, during the life of the transaction, the Company maintained an option to reacquire the related financial assets at different dates. The cost of retaining this option was recognized in earnings as part of the financial expense for approximately U.S.$13.8 million (Ps152.6) in 2001, U.S.$13.2 million (Ps151.2) in 2002 and U.S.$14.5 million (Ps163.0) in 2003. Until its settlement in December 2003, this transaction was included as part of the minority interest in stockholders' equity.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)



G) COMPREHENSIVE NET INCOME (LOSS)

The main items included in the comprehensive net income (loss) items for the years ended December 31, 2001, 2002 and 2003, are as follows:


                                                                             2001              2002             2003
                                                                         --------------    -------------    -------------


Majority interest net income.......................................    Ps    13,026.6          5,966.9          7,067.4
Deficit in equity restatement:
 Effects from holding non-monetary assets..........................          (2,445.9)       (10,431.8)        (3,432.9)
 Foreign currency translation adjustment...........................          (2,694.3)         7,038.4          5,169.2
 Capitalized foreign exchange result (note 14D) ...................             830.1         (2,847.0)        (1,564.2)
 Additional minimum liability......................................             230.3            -                 -
 Valuation of investments available for sale (note 8B).............            (877.4)           -                 -
 Hedge derivative instruments (notes 11 and 16)....................               -           (2,398.7)           458.7
 Deferred income tax of the year charged directly to stockholders'
   equity (note 17)................................................              26.2            858.9           (215.3)
 Equity instruments' early redemption results......................               -             (229.4)          (653.4)
 Cumulative initial effects of asset retirement obligations........               -              -                (85.8)
 Inflation effect on equity 1......................................             318.5            225.3             -
                                                                         --------------    -------------    -------------
   Total comprehensive income (loss) items.........................          (4,612.5)        (7,784.3)          (323.7)
                                                                         --------------    -------------    -------------
   Majority comprehensive net income (loss)........................           8,414.1         (1,817.4)         6,743.7
   Minority interest...............................................           1,695.7            425.1            341.8
                                                                         --------------    -------------    -------------
   Consolidated comprehensive net income (loss)....................    Ps    10,109.8         (1,392.3)         7,085.5
                                                                         --------------    -------------    -------------

1 Relates to the adjustment resulting from the use of the weighted average inflation index for the restatement of stockholders' equity and the use of the index of inflation in Mexico to restate common stock and additional paid-in capital (see note 2B).


15. EXECUTIVE STOCK OPTION PROGRAMS

The information relating to stock option programs, presented in terms of equivalent CPOs and considering the effect of the options exchange program described below, are summarized as follows:


                                              Fixed program       Special program        Variable            Voluntary
                  Options                          (A)                  (B)            program (C)         Programs (D)
                                             ----------------    ----------------    ----------------    ----------------


As of December 31, 2001....................       8,695,396             -               88,937,805           20,215,960
Changes in 2002:
Granted....................................           -              4,963,775          16,949,800            2,120,395
Exercised..................................       (2,119,871)           -               (7,294,781)          (6,287,050)
                                             ----------------    ----------------    ----------------    ----------------
As of December 31,  2002...................        6,575,525         4,963,775          98,592,824           16,049,305
Changes in 2003:
Granted....................................           -              2,682,985          22,346,738           38,583,989
Cancelled..................................         (533,608)           -                  (22,799)          (9,700,280)
Exercised..................................       (1,352,582)          (17,500)              -              (38,884,926)
                                             ----------------    ----------------    ----------------    ----------------
As of December 31, 2003....................        4,689,335         7,629,260         120,916,763            6,048,088
                                             ----------------    ----------------    ----------------    ----------------
Exercise Prices:
Options exercised during the year*.........      Ps25.43            U.S.$4.52               -               U.S.$3.45
Options outstanding at year-end*...........      Ps29.33            U.S.$4.62           U.S.$5.02           U.S.$4.14
Remaining average life.....................     3.7 years           8.5 years           9.1 years           1.8 years
Options completed vested...................        92.8%                23.8%               73.6%              100.0%
                                             ----------------    ----------------    ----------------    ----------------

* Weighted average exercise price per CPO.


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)



A) Fixed Program

Through October 31, 2001, CEMEX granted stock options annually to its executives for the acquisition of CPOs under a stock option program ("fixed program"), which was replaced through a voluntary exchange program (see "variable program" below). The outstanding options correspond to the executives that did not participate in the exchange program. Under the fixed program, which was initiated in 1995, eligible executives received stock option rights with fixed exercise prices denominated in pesos, equivalent to the market price of the CPO at the grant date and life of 10 years. Exercise prices reflect technical antidilution adjustments for stock dividends. The executives' option rights vest up to 25% annually during the first four years after having been granted. As of December 31, 2002 and 2003, the new CPOs generated an additional-paid in capital of Ps75.7 and Ps42.9, respectively, and increased the number of outstanding shares.

B) Special program

As a result of the acquisition of CEMEX, Inc. (formerly Southdown), a stock option program to purchase CEMEX ADSs ("special program") was established for CEMEX, Inc.'s executives. The options granted have a fixed exercise price in dollars, equivalent to the market price of the ADS as of the grant date, and have a 10-year tenure. The executives' option rights vest up to 25% annually during the first four years after having been granted. The options exercises are hedged using shares currently owned by subsidiaries, potentially increasing stockholders' equity and the number of shares outstanding. The amounts of this ADS' programs are presented in terms of equivalent CPOs.

C) Variable program

In November 2001, through a voluntary option exchange program, CEMEX invited executives to exchange their existing options under the fixed program for new options issued under a new annual stock option program with exercise prices denominated in U.S. dollars increasing annually during the option's life ("variable program"), reflecting the funding cost in the market and with a 10 year tenure. The participating executives which exchanged 57,448,219 options, resigned their rights to subscribe CPOs, in exchange for cash equivalent to the intrinsic value for each executive at the exchange date and the issuance of new options, equivalent in number to the time value of their redeemed options, as determined by the appropriate valuation model, which resulted in the issuance in 2001 of 88,937,805 options under the variable program. Except for the options issued through the exchange, where 50% of the option's exercise rights were vested immediately, with an additional 25% annual vesting over the next two anniversaries, for subsequent option grants, executives' option rights may be exercised up to 25% annually during the first four years after having been granted. During 2001, by means of the exchange program, a compensatory cost of approximately Ps729.1 was recognized in other expenses, net.

D) Voluntary programs

As of December 31, 2003, there were 3,927,693 options with an approximate exercise price of U.S.$3.31 per CPO, out of 36,468,375 options with a 5 year-tenure, sold to executives during 1998 and 1999. The exercise price is denominated in dollars and increases annually to reflect the funding cost in the market. In 2003, 300,937 options were exercised, while 9,700,280 options expired and were canceled.

As of December 31, 2003, there are 2,120,395 options with an approximate exercise price of U.S.$5.68 per CPO, which were sold to executives in April and May 2002. As of December 31, 2003, no exercises had occurred. From the sale of the options, a premium of approximately U.S.$1.5 million (Ps16.9) was received. The exercise price of the options is denominated in dollars and increases annually to reflect the funding cost in the market.

In September 2003 were exercised 38,583,989 options, sold to executives in January 2003 in exchange for an approximate premium of U.S.$9.7 million (Ps101.5). The options, which had an increasing U.S. dollar exercise price of approximately U.S.$3.58 per CPO, equal to the CPO market price at the date of sale, and a five-year term, contained a mandatory exercise condition in case the market CPO price reached certain level, situation occurred in 2003. According to agreed conditions, the executives' gain was paid in form of CPOs, which have a sale restriction for two years after exercise.

E) Options hedging activities

The potential exercise of options under the variable and voluntary programs require the Company to have availability of the CPOs or ADSs underlying in the options; therefore, the Company has negotiated equity forward contracts in its own stock (see note 16A), in order to guarantee that shares would be available at prices equivalent to those established in the options, without the necessity of issuing new CPOs into the market; therefore, these programs do not increase the number of shares outstanding and consequently do not result in dilution of the basic earnings per share.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


Beginning in 2001, CEMEX recognizes the appreciation of the options under the variable and voluntary programs, resulting from the difference between the CPO's market price and the exercise prices established in the options, as an expense in the income statement, which for the years ended December 31, 2001, 2002 and 2003 was U.S.$14.7 million (Ps163.2), U.S.$5.0 million (Ps57.3) and
U.S.$45.3 million (Ps509.2), respectively. Likewise, CEMEX recognizes through earnings the changes in the estimated fair value of equity forward contracts designated as hedges of these plans (see note 16A), which resulted in a gain of approximately U.S.$28.7 million (Ps317.4), a loss of approximately U.S.$47.1 million (Ps540.2) and a gain of approximately U.S.$28 million (Ps314.7) as of December 31, 2001, 2002 and 2003, respectively.

16. DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2002 and 2003, the Company's derivative financial instruments, other than those related to financial debt (see note 11), are summarized as follows:


                                                              2002                                  2003
                                               ----------------------------------    ----------------------------------
               U.S. dollars millions               Notional      Estimated fair        Notional        Estimated fair
                                                    amount           value              amount              value
                                               -------------     ----------------    --------------    ----------------


A)    Equity forward contracts.................    1,445.1                (90.6)          1,085.0                16.4
B)    Foreign exchange instruments ............    1,325.7               (201.4)          1,445.9              (191.6)
C)    Derivatives related to energy projects...      177.0                 (0.5)            174.5                (7.4)
                                               -------------     ----------------    --------------    ----------------


Upon liquidation and at CEMEX's option, the equity forward contracts allow for physical or net cash settlement of the estimated fair value. The effects at settlement are recognized in the income statement or as part of stockholders' equity, according to their characteristics and use. At maturity, if these forward contracts are not settled or replaced, or if the Company defaults on the agreements established with the financial counterparties, such counterparties may sell the shares underlying the contracts. If any such sale were to occur, it may have an adverse effect on CEMEX and/or its subsidiaries' stock market price, may reduce the amount of dividends and other distributions that the Company receive from its subsidiaries, and/or may create minority interest affecting the ability to operate the Company.

A) On October 26, 2003, through a secondary equity offering agreed to by the Company, launched simultaneously on the MSE and the NYSE, financial institutions offered 29.325 million ADSs (25.5 million ADSs in the offer plus an optional amount of 3,825 million ADSs in case of over allotments) held through forward contracts. The acquirerors purchased all ADSs including the optional amount, resulting in the sale of 23.325 million ADSs (116.6 million CPOs) and 30 million CPOs (6 million ADSs), at a price of U.S.$23.15 per ADSs and Ps52.07 per CPO, respectively. Of the total sale proceeds of approximately U.S.$660 million (Ps7,418.4), net of the offering expenses, the financial institutions kept approximately U.S.$538 million (Ps6,047.1) as payment for the liquidation of the related forward contracts, while approximately U.S.$122 million (Ps1,371.3) was reimbursed to CEMEX. This transaction did not increase the number of shares outstanding.

    As of December 31, 2002, CEMEX held forward contracts for a notional amount of U.S.$461.1 million. The maturity of these contracts was extended until December 2003 and covered 24,008,392 ADSs (120,041,960 CPOs) and
    33.8 million shares of the Company's subsidiary in Spain. In October 2003, these forwards were settled through a secondary equity offering (see preceding paragraph) that resulted in the write-off of accrued prepayments toward the forwards final price of U.S.$101.7 million (Ps1,143.5), recognized as part of other accounts receivable and a net gain in stockholders' equity of approximately U.S.$19.5 million (Ps219.2). These contracts were negotiated in 1999 to hedge future exercises under the 105 million warrants program, which CEMEX is currently seeking to acquire through a tender offer (see note 14F). The shares underlying these forwards contracts were sold by CEMEX during 1999 for approximately U.S.$905.7 million, and the Company simultaneously prepaid approximately U.S.$439.9 million toward the forwards' final price. In December 2002, as a result of the forwards' net cash settlement that was required in order to renegotiate and extend their maturity until December 2003, a loss of approximately U.S.$98.3 million (Ps1,104.9) was recognized. The loss arose from changes in the underlying shares market value. The prepayments made toward the forwards final price of approximately U.S.$193.6 million, recognized as short-term accounts receivable as of December 31, 2002 (see note 5), decreased to approximately U.S.$95.3 million (Ps1,071.2). From execution of the contracts until their settlement, due to the prepayment made in 1999 and the withholding of the economic and voting rights on the Spanish subsidiary's shares underlying the contracts, such shares were considered property of CEMEX. As of December 31, 2002, the estimated fair value of the contracts presented a gain of approximately U.S.$69.1 million.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


    As of December 31, 2002 and 2003, there are forward contracts with different maturities until October 2006, for notional amounts of U.S.$436.1 million and U.S.$789.3 million, respectively, covering 16,005,620 ADSs in 2002 and 29,314,561 ADSs in 2003, that are designated to hedge the future exercise of the options granted under the executive programs (see note 15). Starting in 2001, changes in the estimated fair value of these contracts have been recognized in the balance sheet against the income statement, as a complement of the costs generated by the option programs. As of December 31, 2002 and 2003, the estimated fair value of these contracts was a loss of approximately U.S.$47.0 million (Ps539) and a gain of approximately U.S.$28.0 million (Ps314.7), respectively.

    As of December 31, 2002 and 2003, there are forward contracts for notional amounts of U.S.$95.5 million and U.S.$122.9 million, respectively, that were to mature in August and September 2003, whose maturity was extended until August and September 2004. These contracts covering 21,510,500 CPOs in 2002 and 23,622,500 CPOs in 2003, were negotiated to hedge the purchase of CAH shares through the exchange for CEMEX CPOs. They were originally scheduled to be liquidated during 2003 but were extended to 2004 (see note
    8A). The effects to be generated upon settlement of the forward contracts will be recognized as an adjustment to stockholders' equity. The estimated fair value is not periodically recorded. As of December 31, 2002 and 2003, the estimated fair value of these contracts was a loss of approximately U.S.$2.1 million (Ps23.6) and a gain of approximately U.S.$1.8 million (Ps20.2), respectively.

    Additionally, as of December 31, 2002 and 2003, there are forward contracts for notional amounts of U.S.$452.4 million and U.S.$172.8 million, respectively, with different maturities until February 2006, covering a total of 15,316,818 ADSs in 2002 and 5,268,939 ADSs in 2003. These contracts are considered as equity instruments; therefore, changes in the estimated fair value is not periodically recognized. All effects resulting from these contracts will be recognized at maturity as an adjustment to stockholders' equity. As of December 31, 2002 and 2003, the estimated fair value of these contracts reflected losses of approximately U.S.$110.6 million and U.S.$27.1 million, respectively. In addition, as of December 31, 2002, the Company had a third party equity forward contract for a notional amount of U.S.$7.1 million and an estimated fair value loss of approximately U.S.$0.1 million (Ps1.1). This contract was settled in cash during 2003 without any material effect.

    As mentioned in note 14F, the Company has the intention to repurchase 86.73% of its appreciation warrants. Depending on the results of the offer, expiring on January 26, 2004, at least approximately 13.8 million warrants with maturity in December 2004 would remain outstanding. The forwards on the Company's own shares not assigned at the end of 2003 will be used to cover the potential exercises of warrants until expiration. They will also be used for new stock option grants to executives.

B) In order to hedge financial risks associated with variations in foreign exchange rates, CEMEX has negotiated foreign exchange forward contracts for notional amounts of U.S.$1,266.0 million and U.S.$559.3 million, at December 31, 2002 and 2003, respectively, with different maturities until March 2005. These contracts have been designated as hedges of the Company's net investment in foreign subsidiaries. The estimated fair value of these instruments is recorded in stockholders' equity as part of the foreign currency translation effect (see note 14D). In addition, as of December 2002 and 2003, there are foreign exchange options for notional amounts of U.S.$59.7 million and U.S.$886.6 million, respectively, with different maturities until June 2005. For the sale of the options, CEMEX received premiums of approximately U.S.$4.0 million in 2002 and U.S.$62.8 in 2003. The estimated fair value losses of U.S.$44.4 million (Ps509.2) in 2002 and U.S.$57.2 million (Ps642.9) in 2003 were recognized in earnings.

C) As of December 31, 2002 and 2003, CEMEX had an interest rate swap maturing in May 2017, for notional amounts of U.S.$177 million and U.S.$162.1 million, respectively. The swap was negotiated to exchange floating for fixed interest rates in connection with agreements entered into by the Company for the acquisition of electric energy for a 20-year period (see note 21F). During the life of the swap and based on its notional amount, CEMEX will pay LIBOR rate and will receive a 7.53% fixed rate until May 2017. In addition, during 2001, the Company sold a floor option for notional amounts of U.S.$177 million in 2002 and U.S.$174.5 million in 2003, related to the interest rate swap contract. Pursuant to this contract, until 2017, CEMEX will pay the difference between the 7.53% fixed rate and the LIBOR rate. For the sale of this option the Company received a premium of approximately U.S.$22 million (Ps247.3). As of December 31, 2002 and 2003, the combined fair value of the swap and the floor option, recognized in earnings represented losses of approximately U.S.$0.5 million and U.S.$7.4 million, respectively. The notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument, are proportionally inverse to the changes in the other one.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)

The estimated fair values of derivative financial instruments fluctuate over time and are based on estimated settlement costs or quoted market prices. These values should be viewed in relation to the fair values of the underlying instruments or transactions and as part of the Company's overall exposure to fluctuations in foreign exchange rates, interest rates and prices of shares. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of the Company's exposure through its use of derivatives. The amounts exchanged are determined on the basis of the notional amounts and other terms included in the derivative instruments.

17. INCOME TAX (IT), BUSINESS ASSETS TAX (BAT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND DEFERRED INCOME TAXES

The income tax law in Mexico provides that companies must pay either IT or BAT depending on which amount is greater with respect to their Mexican operations. Both taxes recognize the effects of inflation, though in a manner different from Mexican GAAP. ESPS is calculated on similar basis as IT without recognizing the effects of inflation.

A) IT, BAT AND ESPS

The Company and its Mexican subsidiaries generate IT or BAT on a consolidated basis; therefore, the amounts of these items included in the accompanying financial statements, with respect to the Mexican subsidiaries, represent the consolidated result of these taxes. For ESPS purposes, the amount presented is the sum of the individual results of each company. Beginning in 1999, the determination of the consolidated IT for the Mexican companies, considers a maximum of 60% of the taxable income or loss of each of the subsidiaries. In addition, commencing in 1999, the taxable income of those subsidiaries that have tax loss carryforwards generated before 1999 will be considered by the holding according to equity ownership. Beginning in 2002, in the determination of consolidated IT, 60% of the taxable result of the controlling entity should be considered, unless such entity obtains taxable income, in which case 100% should be considered, until the restated balance of the individual tax loss carryforwards before 2001 are amortized. Beginning in 2002, a new IT law became effective in Mexico, establishing that the IT rate will be decreased by 1% each year, beginning in 2003 until it reaches 32% in 2005.

The IT expense presented in the income statements is summarized as follows:


                                                                            2001             2002             2003
                                                                       -------------    -------------    ------------


Current income tax................................................   Ps  (1,476.7)         (1,000.0)       (1,515.4)
Deferred IT.......................................................         (221.1)            434.8           508.2
Effects of inflation (note 2B)....................................         (147.2)            (63.7)             -
                                                                       -------------    -------------    ------------
                                                                     Ps  (1,845.0)           (628.9)       (1,007.2)
                                                                       -------------    -------------    ------------


As of December 2001, 2002 and 2003, the total consolidated IT includes expenses of Ps1,525.3, Ps860.4 and Ps1,396.8, respectively, from foreign subsidiaries, and expense of Ps319.7 in 2001 and revenues of (Ps231.5) in 2002 and (Ps389.6) in 2003 from Mexican subsidiaries.

For its operations in Mexico, CEMEX has accumulated IT loss carryforwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law. The Company and its subsidiaries in Mexico must generate taxable income to preserve the benefit of the tax loss carryforwards generated beginning in 1999.

The tax loss carryforwards at December 31, 2003 are as follows:


                     Year in which tax loss occurred                                Amount of             Year of
                                                                                  carryforwards         expiration
                                                                                 ----------------    -----------------


1995.......................................................................   Ps     1,776.6               2005
2000.......................................................................            420.7               2010
2001.......................................................................          3,265.7               2011
2002.......................................................................          3,752.4               2012
2003.......................................................................            872.2               2013
                                                                                 ----------------
                                                                              Ps    10,087.6
                                                                                 ----------------


                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


The BAT Law establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period.

The recoverable BAT as of December 31, 2003 is as follows:


                      Year in which BAT exceeded IT                                 Amount of             Year of
                                                                                  carryforwards         expiration
                                                                                 ----------------     ----------------


1997.......................................................................   Ps       162.4               2007
                                                                                 ----------------

B) DEFERRED IT AND ESPS (see note 2K)

The deferred IT result in the income statement, represents the difference, in nominal pesos, between the beginning of year balance and the year-end balance of the deferred tax assets or liabilities. The tax effects of the main temporary differences that generate the consolidated deferred tax assets and liabilities are presented below:


                                                                                            2002                2003
                                                                                     -----------------    ----------------
    Deferred tax assets:


    Tax loss carryforwards and other tax credits.................................  Ps       4,807.2              6,167.1
    Accounts payable and accrued expenses........................................             268.6                111.7
    Trade accounts receivable....................................................              26.5                  8.5
    Properties, plant and equipment..............................................             (42.3)            (3,107.6)
    Others.......................................................................              77.2                 22.1
                                                                                     --------------------------------------
      Total deferred tax assets..................................................           5,137.2              3,201.8
      Less - Valuation allowance.................................................          (2,564.6)            (1,058.8)
                                                                                     --------------------------------------
        Net deferred tax assets..................................................           2,572.6              2,143.0
                                                                                     --------------------------------------
    Deferred tax liabilities:
    Tax loss carryforwards and other tax credits.................................           6,796.5              6,906.3
    Accounts payable and accrued expenses........................................           4,706.4              1,924.7
    Trade accounts receivable....................................................              94.9                 85.3
    Properties, plant and equipment..............................................         (19,237.1)           (16,815.6)
    Inventories..................................................................          (1,355.9)              (892.6)
    Others.......................................................................          (1,012.5)              (433.6)
                                                                                     --------------------------------------
      Total deferred tax liabilities.............................................         (10,007.7)            (9,225.5)
      Less - Valuation allowance.................................................          (2,496.9)            (2,616.1)
                                                                                     --------------------------------------
        Net deferred tax liabilities.............................................         (12,504.6)           (11,841.6)
                                                                                     --------------------------------------
    Net deferred tax position (liability)........................................          (9,932.0)            (9,698.6)
      Less - Deferred IT of acquired subsidiaries at the acquisition date........          (4,468.5)            (4,528.0)
                                                                                     --------------------------------------
    Total effect of deferred IT in stockholders' equity at end of year...........          (5,463.5)            (5,170.6)
    Total effect of deferred IT in stockholders' equity at beginning of year ....          (6,757.2)            (5,463.5)
                                                                                     --------------------------------------
         Change deferred IT for the period.......................................  Ps       1,293.7                292.9
                                                                                     --------------------------------------



The breakdown of the change in consolidated deferred income tax for the period is as follows:


                                                                           2001               2002             2003
                                                                      --------------     -------------    -------------


Deferred income tax charged (credited) to the income statement.... Ps     (221.1)             434.8             508.2
Deferred income tax applied directly to stockholders' equity......          26.2              858.9            (215.3)
                                                                      --------------     -------------    -------------
   Deferred IT income (expense) for the period..................   Ps     (194.9)           1,293.7             292.9
                                                                      --------------     -------------    -------------


Bulletin D-4 states that all items whose effects are recorded directly in stockholders' equity should be recognized net of their deferred income tax effects. Bulletin D-4 does not allow the offsetting of deferred tax assets and liabilities relating to different tax jurisdictions.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)



The Company's management considers that sufficient taxable income will be generated as to realize the tax benefits associated with the deferred income tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the valuation allowance would be increased against the income statement.

Temporary differences between the net income of the period and taxable income for ESPS, generated an expense of Ps14.6 in 2001, an income of Ps20.4 in 2002 and an expense of Ps69.9 in 2003, reflected in the income statement.

C) EFFECTIVE TAX RATE

The effects of inflation are recognized differently for income tax and for accounting purposes. These situation, as well as other differences between the book and the income tax basis, arising from the several income tax rates and laws in each of the countries in which CEMEX operates, give rise to permanent differences between the approximate statutory tax rate and the effective tax rate presented in the consolidated income statement, as follows:


                    For the years ended December 31,                         2001           2002             2003
                                                                            ----------     ----------     ---------
                                                                               %              %               %


Approximated consolidated statutory tax rate..............................      35.0           35.0          34.0
    Additional deductions and other deductible items......................      (1.8)          (6.6)        (15.8)
    Expenses and other non-deductible items...............................       0.8            1.0           1.2
    Non-taxable sale of marketable securities and fixed assets............        -           (10.2)           -
    Difference between book and tax inflation.............................     (15.8)          (5.6)         (0.3)
    Minimum taxes.........................................................       0.2             -             -
    Depreciation..........................................................      (0.6)            -             -
    Others (1)............................................................      (6.7)          (4.3)         (6.8)
                                                                            ----------     ----------     --------
Effective consolidated tax rate ..........................................      11.1            9.3          12.3
                                                                            ----------     ----------     --------

(1) Includes the effects of the different IT rates in the countries where
    CEMEX operates, and the difference between the 2003 rate in Mexico of 34% and those in effect in 2004 of 33% and in 2005 and thereafter of 32%.


18. FOREIGN CURRENCY POSITION

The peso to dollar exchange rate as of December 31, 2001, 2002 and 2003 was Ps9.17, Ps10.38 and Ps11.24 pesos per dollar, respectively. As of January 15, 2004, the exchange rate was Ps10.85 pesos per dollar.

As of December 31, 2003, the principal balances denominated in foreign currencies, as well as non-monetary assets in Mexico of foreign origin, are presented as follows:


                   U.S. dollars millions                         Mexico              Foreign               Total
                                                            ----------------    -----------------    ----------------


  Current assets.........................................             16.7             1,899.1              1,915.8
  Noncurrent assets......................................            917.1 (1)        10,182.1             11,099.2
                                                            ----------------    -----------------    ----------------
    Total assets.........................................            933.8            12,081.2             13,015.0
                                                            ----------------    -----------------    ----------------
  Current liabilities....................................            736.4             1,795.7              2,532.1
  Long-term liabilities..................................          1,834.4             4,057.4              5,891.8
                                                            ----------------    -----------------    ----------------
    Total liabilities....................................          2,570.8             5,853.1              8,423.9
                                                            ----------------    -----------------    ----------------

    (1) Non-monetary assets in Mexico of foreign origin.


Additionally, transactions of the Company's Mexican operations denominated in foreign currencies during 2001, 2002 and 2003, are summarized as follows:


                   U.S. dollars millions                            2001                2002                 2003
                                                            ----------------    -----------------    ----------------


  Export sales...........................................            83.2                 72.1                 57.1
  Import purchases.......................................            41.8                 92.5                 90.5
  Financial income.......................................           105.1                 11.1                  7.5
  Financial expense......................................           302.1                275.6                389.0
                                                            ----------------    -----------------    ----------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

19. GEOGRAPHIC SEGMENT DATA

The Company operates principally in the construction industry segment through the production and marketing of cement and ready-mix concrete. The following tables present, in accordance with the information analyzed for decision-making by management, selected condensed financial information of the Company's main business units for the years ended December 31, 2001, 2002 and 2003:

                                              Net Sales                                   Operating Income
                            ----------- -- ------------ -- ------------    ------------ -- ------------ -- -------------
                              2001           2002               2003           2001            2002            2003
                            -----------    ------------    ------------    ------------    ------------    -------------
Mexico................   Ps  29,659.5        28,477.9        29,544.9        11,854.1         10,875.3        11,378.5
Spain.................        8,724.4        11,283.0        13,653.1         2,124.8          2,631.5         2,981.0
United States.........       22,233.5        20,073.4        19,469.1         3,539.2          3,093.7         2,300.4
Venezuela.............        5,139.1         3,482.0         3,584.4         1,713.0          1,127.2         1,195.3
Colombia..............        2,391.1         2,224.2         2,483.0         1,014.2            927.7         1,032.2
  Caribbean and Central
America...............        4,899.9         5,748.5         6,668.0           742.3          1,081.5         1,179.6
Philippines...........        1,494.5         1,496.3         1,507.4           142.8            (72.4)        (142.0)
Egypt.................        1,547.0         1,718.7         1,513.8           381.4            221.8           334.5
Others................        9,241.3         8,688.0         9,424.9        (3,225.7)        (4,857.4)       (3,902.9)
                            -----------    ------------    ------------    ------------    ------------    -------------
                             85,330.3        83,192.0        87,848.6        18,286.1         15,028.9        16,356.6
Eliminations..........       (8,758.2)       (8,150.0)       (7,320.9)           -                -              -
                            -----------    ------------    ------------    ------------    ------------    -------------
Consolidated..........   Ps  76,572.1        75,042.0        80,527.7        18,286.1         15,028.9        16,356.6
                            -----------    ------------    ------------    ------------    ------------    -------------

In order to present integrally the operations of each geographic area, net sales between geographic areas are presented under the caption "eliminations".

                                    Depreciation and Amortization
                            -------------------------------------------
                              2001           2002               2003
                            -----------    ------------    ------------
Mexico................   Ps   1,889.8         1,779.7         1,645.0
Spain.................          873.3         1,125.1         1,368.8
United States.........        2,437.0         1,932.2         2,013.4
Venezuela.............          725.1           580.6           635.2
Colombia..............          557.5           531.5           830.1
  Caribbean and Central
America...............          414.7           443.4           602.3
Philippines...........          394.6           465.6           444.3
Egypt.................          524.9           486.5           354.4
Others................          950.9         1,431.8         1,377.6
                            -----------    ------------    ------------
Consolidated..........   Ps   8,767.8         8,776.4         9,271.1
                            -----------    ------------    ------------

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

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)



Total assets and investment in fixed assets by geographic segment are summarized as follows:

                                                         Total Assets                    Investment in Fixed Assets (2)
                                             -------------------------------------     ----------------------------------
                                                   2002                2003                 2002                2003
                                             ----------------     ----------------     --------------     ---------------
Mexico....................................Ps       62,996.2             55,814.0            1,074.5             1,254.9
Spain.....................................         24,071.6             35,185.8              691.2               664.8
United Status.............................         49,405.6             46,776.2            1,130.1             1,107.8
Venezuela.................................          8,681.8              8,687.8              152.7               123.4
Colombia..................................          6,651.7              7,554.5               58.3                68.3
Caribbean and Central America.............         11,785.4             12,155.4              323.0               683.4
Philippines...............................          9,356.0              7,869.5              136.5                19.1
Other Asian...............................          4,040.0              4,289.0              119.4                20.0
Egypt.....................................          6,313.8              4,149.9              305.1               161.6
Others (1)................................         79,186.2             73,960.1              683.5               397.0
                                             ----------------     ----------------     --------------     ---------------
                                                  262,488.3            256,442.2            4,674.3             4,500.3
Eliminations..............................        (79,738.0)           (76,424.8)                -                   -
                                             ----------------     ----------------     --------------     ---------------
Consolidated..............................Ps      182,750.3            180,017.4            4,674.3             4,500.3
                                             ----------------     ----------------     --------------     ---------------

(1)  Includes, in addition to trade maritime operating assets and other assets, related party balances of the Parent
     Company of Ps37,466.3 and Ps35,331.8 in 2002 and 2003, respectively, which are eliminated in consolidation.

(2)  Corresponds to fixed assets investments not considering the effects of inflation. As a result, this balance differs from the amount presented as investing activities in the Statement of Changes in the Financial Position in
     "Properties, machinery and equipment, net", which considers the inflation effects in accordance with Bulletin B-10.

As of December 31, 2002 and 2003, of the consolidated financial debt amounting to Ps66,143.5 and Ps65,931.8, respectively, approximately 57% in 2002 and 35% in 2003 is in the Parent Company, 24% and 14% in United States, 12% and 16% in Spain and 7% and 35% in other countries, respectively. Of the 35% of other countries in 2003, 57% is in a Dutch subsidiary, and is guaranteed by the Mexican operations and the Parent. The other 31% is in financial companies in the United States, and is guaranteed by the Spanish operations.

20. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing majority interest net income for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects on the weighted average number of common shares outstanding, the effects of any transaction carried out by the Company which have a potentially dilutive effect on such number of shares.

The weighted-average number of shares utilized in the earnings per share ("EPS") calculation is as follows:

                                                                                     Majority
                                          Basic number of    Diluted number of     interest net     Basic      Diluted
                                              shares               shares             income         EPS         EPS
                                         ----------------    -----------------    -------------    --------    --------
December 31, 2001.....................    4,264,724,371         4,299,689,171  Ps     13,026.6  Ps    3.05  Ps    3.03
December 31, 2002.....................    4,487,527,392         4,496,213,613          5,966.9        1.33        1.33
December 31, 2003........................ 4,728,201,229         4,837,194,188          7,067.4        1.49        1.46
                                         ----------------    -----------------    -------------    --------    --------

The difference between the basic and diluted average number of shares in 2001, 2002 and 2003 is attributable to the additional shares to be issued under the Company's fixed executive stock option program (see note 15). In addition, beginning in 2003, the Company includes the dilutive effect on the basic number of shares resulting from the equity forward contracts in the Company's own stock, determined under the inverse treasury method.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

21. CONTINGENCIES AND COMMITMENTS

A) GUARANTEES

As of December 31, 2002 and 2003, CEMEX, S.A. de C.V. has signed as guarantor of loans made to certain subsidiaries for approximately U.S.$55.2 million and U.S.$1,322 million, respectively. As of the same dates, the Company and certain subsidiaries have guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S.$175.0 million and U.S.$55 million, respectively.

B) TAX ASSESSMENTS

As of December 31, 2003, the Company and some of its subsidiaries in Mexico have been notified of several tax assessments determined by the Mexican tax authorities, related to different tax periods. These tax assessments are for an amount of approximately Ps4,884.9. The tax assessments result primarily from: (i) Recalculation of the inflationary tax deduction, since the tax authorities claim that "Advance Payments to Suppliers" and "Guaranty Deposits" are not by their nature credits; (ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred; (iii) disallowed determination of tax loss carryforwards and; (iv) disallowed reduction of BAT by the controlling entity on the grounds that the creditable amount should be in proportion to the equity interest it has over the controlled entities. The companies involved are using available defense actions granted by law in order to cancel the tax claims.

As of December 31, 2003, the Philippine Bureau of Internal Revenue ("BIR") assessed APO Cement Corp. ("APO") for deficiency in the payment of income tax. The assessment covers the taxable years of 1998 through 2001 with deficiency tax amounting to Philippine Pesos 741.1 million (approximately U.S.$13.3 million). The assessment disallows APO's income tax holiday related income. APO contested BIR's findings with the Court of Tax Appeal ("CTA"). In a separate case, the BIR finalized its determinations with respect to fiscal year 1999 of Solid and APO. Both companies will continue to submit relevant evidence to the BIR to contest these assessments. APO intends to contest these assessments with the CTA in case the BIR issues a final collection letter. Additionally, Solid's 1998 tax year and APO's 1997 and 1998 tax years are under preliminary review for deficiency in the payment of taxes. Finalization of the assessment was held in abeyance by the BIR as APO and Solid continue to present evidence to dispute their findings. The Company intends to contest any and all assessments if they arise.

C) ANTI-DUMPING DUTIES

In 1990, the United States Department of Commerce ("DOC") imposed an anti-dumping duty order on imports of gray Portland cement and clinker from Mexico. As a result, certain subsidiaries of the Company, as importers of record, have been subject to payment of anti-dumping duty deposits, estimated on imports of gray Portland cement and clinker from Mexico since April 1990. The order is likely to continue for an indefinite period, until the United States of America ("United States") government determines, taking into consideration the World Trade Organization new rules, that conditions for imposing the order no longer exist; the cancellation or suspension of the order would follow. In the last quarter of 2000, the United States government continued the order, a resolution that will prevail until it makes a new review. During December 2001, the United States government through the International Trade Commission denied the Company's request to initiate a new review.

As of December 31, 2003, the Company has accrued a liability of U.S.$132.9 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the DOC in its administrative reviews for all periods under review.

As of December 31, 2003, the Company is in the thirteenth administrative review period by the DOC and expects a preliminary resolution in the second half of 2004. The DOC published, during September 2003, the final resolution with respect to the twelfth administrative review period. With respect to the first five review periods, the DOC has issued a final resolution of the anti-dumping duties. Referring to the remaining review periods, the final resolutions are suspended until all the procedures before the North America Free Trade Agreement Panel are concluded. As a result, the final amounts may be different from those liabilities recorded in the accompanying consolidated financial statements. The Company and its subsidiaries have defended their position in this matter and will continue to do so through available means in order to determine the actual dumping margins within each period of the administration reviews carried out by the DOC.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

During 2001, the Ministry of Finance ("MOF") of Taiwan by the claim of five Taiwanese cement producers, initiated a formal antidumping investigation involving imported gray Portland cement and clinker from the Philippines and South Korea. APO, Rizal and Solid are among the cement producers under investigation and have received their anti-dumping questionnaires from the International Trade Commission under the Ministry of Economic Affairs ("ITC-MOEA") Rizal and Solid replied to the ITC-MOEA by confirming that they have not been exporting cement or clinker during the review period. Furthermore, APO contested the allegation of "injury" in the anti-dumping proceedings before the ITC-MOEA. At the end of the same year ITC-MOEA informed the petitioners and the respondent producers about the results of the preliminary investigation and determined that there are reasonable indicators that the Taiwanese industry has incurred material damage due to imports of cement and clinker from South Korea and the Philippines that allegedly is sold in Taiwan at a price below market price. In order to comply with regulations of anti-dumping duties in Taiwan, the ITC-MOEA transferred this investigation to the MOF. In November 2001, APO received supplemental questionnaires by the MOF. The answer to these questionnaires was presented by APO during November and December 2001.

In January 2002, the MOF notified the petitioners and respondent producers, on a preliminary resolution, of findings that there might be dumping and that the investigation would continue, without imposing any anti-dumping duty. In June 2002, the ITC-MOEA informed the petitioners and repondent producers of its resolution that the imports from South Korea and the Philippines had caused material damage to the Taiwanese industry. In July 2002, the MOF gave notice of a cement and clinker import duty, from imports of South Korea and the Philippines, beginning on July 19, 2002. The imposed tariff was 42% on imports from APO, Rizal and Solid (Rizal and Solid merged in December 2002). In September 2002, those entities appealed the anti-dumping duty before the Taipei High Administrative Council. At December 31, 2003, the appeal remains pending.

D) LEASES

CEMEX has entered into various non-cancelable operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Future minimum rental payments due under such leases are as follows:

                                   Year ending December 31,                                        U.S. dollars millions
-------------------------------------------------------------------------------------------------- --------------------
2004...............................................................................................          65.3
2005...............................................................................................          62.3
2006...............................................................................................          47.3
2007...............................................................................................          41.0
2008...............................................................................................          40.8
2009 and thereafter................................................................................          86.1
                                                                                                   --------------------
                                                                                                            342.8
                                                                                                   --------------------

Rental expense for the years ended December 31, 2001, 2002, and 2003 was approximately U.S.$67 million, U.S.$57 million and U.S.$56 million, respectively.

E) PLEDGE ASSETS

As of December 31, 2002 and 2003 there are liabilities amounting to U.S.$80.8 million and U.S.$27.1 million, respectively, secured by properties, machinery and equipment.

F) COMMITMENTS

As of December 31, 2002 and 2003, the Company has future commitments for the purchase of raw materials for an approximate amount of U.S.$86.4 million and U.S.$113.0 million, respectively.

During 1999, CEMEX entered into agreements with an international partnership which will build and operate an electrical energy generating plant. The agreements establish that when the plant begins operations, CEMEX will purchase, starting in 2003, all the energy generated by the plant for a term of no less than 20 years. As part of the agreements, CEMEX has committed to supply the electrical energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered into by the Company with Petroleos Mexicanos. By means of this transaction, CEMEX expects to have significant decreases in its electrical energy costs, and the supply is expected to be sufficient to cover approximately 80% of the electrical energy needs of CEMEX in Mexico. CEMEX is not required to make any capital investment in the project. At December 31, 2003, the plant is in the proofing stage and has not sold any output to CEMEX. Electricity purchases are expected to begin in the first quarter of 2004.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

In March 2002, the distribution contract in Taiwan that CEMEX had with Universe Company since March 31, 2000, was terminated. As a result, for the year ended December 31, 2002, CEMEX recognized an approximate loss of U.S.$17.3 million (Ps198.4) within other expenses, net.

G) OTHER CONTINGENCIES

At December 31 2003, CEMEX, Inc., has accrued liabilities specifically relating to environmental matters in the aggregate amount of U.S.$32.4 million. The environmental matters relate to: a) in the past, in accordance with industry practice, disposing of various materials, which might be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by the Company, including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, the subsidiary considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, the subsidiary does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed, however, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

In December 2002, an ex-maritime broker for Puerto Rican Cement Company, Inc. ("PRCC"), the main subsidiary of CEMEX in Puerto Rico, filed a lawsuit in Puerto Rico against CEMEX, PRCC and other individuals not affiliated with CEMEX, including Puerto Rican authorities. The plaintiff contends that the defendants conspired to break antitrust laws so that one of the defendants, who is not a CEMEX related party, could have control of the maritime broker market in Port of Ponce, Puerto Rico. The plaintiff has asked for relief in the amount of approximately U.S.$18 million. In October 2003, the legal authorities in Puerto Rico ruled against the plaintiff.

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

In May 1999, several companies filed a lawsuit against two subsidiaries of the Company based in Colombia, alleging that the Ibague plants were causing capacity production damage to their lands due to the pollution they generate. The plaintiffs demand a relief in the amount of U.S.$8.8 million. This proceeding is in its final stage. As of December 31, 2003, the Company had not been formally notified of any resolution.

22. NEW ACCOUNTING PRONOUNCEMENTS

In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both", which is effective beginning January 1, 2004, however, earlier application is permitted. Bulletin C-12 condenses the guidelines included in other bulletins related to the issuance of complex financial instruments, and complements the criteria to achieve a comprehensive resolution of general problems. As a result, Bulletin C-12 defines the basic differences between liabilities and equity; establishes rules for the initial classification and valuation of the liability and equity components of combined financial instruments, and establishes rules for disclosure of combined financial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, without determining any cumulative effect through earnings in the year of adoption. Prior years comparative financial information should not be restated.

The Company estimates that the adoption of this Bulletin will have no significant impact on its financial position or operating results, except for the reclassification of preferred stock for U.S.$66 million (Ps741.8) (see note 14E), which as of December 31, 2003 is recognized within minority interest in stockholders' equity, and that according to the new Bulletin's rules, should be considered as a liability.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

23.  DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes (i) a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos for the years ended December 31, 2001 and 2002, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by Bulletin B-10 (integrated document) and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP for the years ended December 31, 2001, 2002 and 2003, and their effect on consolidated net income and earnings per share, are presented below:

                                                                                           Years ended December 31,
                                                                                   -----------------------------------------
                                                                                        2001         2002          2003
                                                                                   --------------------------- -------------
    Net income reported under Mexican GAAP...................................... Ps     13,026.6       5,966.9     7,067.4
    Inflation adjustment (*)....................................................        (1,181.2)       (357.5)          -
                                                                                   --------------------------- -------------
    Net income reported under Mexican GAAP after inflation adjustment...........        11,845.4       5,609.4     7,067.4
    Approximate additional U.S. GAAP adjustments:
1.  Amortization of goodwill (see 23(a))........................................          (549.4)      1,729.4     1,946.4
2.  Deferred income taxes (see 23(b))...........................................          (285.9)      2,316.8       (61.8)
3.  Deferred employees' statutory profit sharing (see 23(b))....................          (190.8)       (194.4)       89.3
4.  Other employee benefits (see 23(c)).........................................            (9.7)        (31.8)       86.4
5.  Capitalized interest (see 23(d))............................................            15.1         (40.0)      (45.7)
6. Minority interest (see 23(e)):
    a) Financing transactions...................................................           303.6        (167.0)     (175.0)
    b) Effect of U.S. GAAP adjustments..........................................           135.3          33.6       (24.4)
7.  Hedge accounting (see 23(l))................................................           633.3      (2,555.3)     (826.7)
8.  Depreciation (see 23(f))....................................................           (18.1)         13.1        48.8
9.  Accruals for contingencies (see 23(g))......................................            (9.6)          7.6      (108.9)
10. Equity in net income of affiliated companies (see 23(h))....................             0.6          11.9        (9.7)
11. Inflation adjustment of fixed assets (see 23(i))............................          (481.3)       (377.2)     (262.0)
12. Temporary equity from forward contracts (see 23(j)).........................          (461.6)       (538.0)      740.5
13. Derivative instruments and equity forward contracts in CEMEX's stock (see
       23(l) and 23(m)).........................................................            32.3             -       415.0
14. Other U.S. GAAP adjustments (see 23(k)).....................................          (410.6)       (494.3)     (257.1)
15. Monetary effect of U.S. GAAP adjustments....................................           495.0         542.4       291.9
                                                                                   --------------------------- -------------
    Approximate U.S. GAAP adjustments before cumulative effect of accounting              (801.8)        256.8     1,847.0
       change...................................................................
                                                                                   --------------------------- -------------
    Approximate net income under U.S. GAAP before cumulative effect of                  11,043.6       5,866.2     8,914.4
       accounting change........................................................
    Cumulative effect of accounting change (see 23(k) and 23(m))................               -             -      (640.7)
                                                                                   --------------------------- -------------
    Approximate net income under U.S. GAAP after cumulative effect of            Ps     11,043.6       5,866.2     8,273.7
       accounting change........................................................
                                                                                   --------------------------- -------------
Basic EPS under U.S. GAAP before cumulative effect of accounting change......... Ps         2.60          1.31        1.89
Diluted EPS under U.S. GAAP before cumulative effect of accounting change.......            2.53          1.31        1.84
                                                                                   --------------------------- -------------
Basic EPS under U.S. GAAP after cumulative effect of accounting change.......... Ps         2.60          1.31        1.75
Diluted EPS under U.S. GAAP after cumulative effect of accounting change........            2.53          1.31        1.71
                                                                                   --------------------------- -------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


At   December 31, 2002 and 2003, the other principal differences between Mexican GAAP and U.S. GAAP, and their effect on consolidated stockholders' equity, with an explanation of the adjustments, are presented below:

                                                                                                         At December 31,
                                                                                                     -------------------------
                                                                                                        2002         2003
                                                                                                     ----------- -------------
    Total stockholders' equity reported under Mexican GAAP....................................... Ps    79,721.3    76,051.5
    Inflation adjustment (*).....................................................................       (4,776.6)          -
                                                                                                     ----------- -------------
    Total stockholders' equity reported under Mexican GAAP after inflation adjustment............       74,944.7    76,051.5
    Approximate additional U.S. GAAP adjustments:
1.  Goodwill, net (see 23(a))....................................................................       (1,938.1)    1,261.8
2.  Deferred income taxes (see 23(b))............................................................         (888.6)      768.2
3.  Deferred employees' statutory profit sharing (see 23(b)).....................................       (3,314.2)   (3,008.1)
4.  Other employee benefits (see 23(c))..........................................................         (328.3)     (175.8)
5.  Capitalized interest (see 23(d)).............................................................         (480.5)     (523.5)
6.  Minority interest--effect of financing transactions (see 23(e))...............................        (976.7)     (741.8)
7.  Minority interest--U.S. GAAP presentation (see 23(e)).........................................     (13,115.5)   (5,419.1)
8.  Depreciation (see 23(f)).....................................................................         (208.1)      (55.1)
9.  Accruals for contingencies (see 23(g)).......................................................          120.9        31.4
10. Investment in net assets of affiliated companies (see 23(h)).................................         (218.2)     (249.9)
11. Inflation adjustment for machinery and equipment (see 23(i)).................................        6,354.9     3,770.6
12. Temporary equity from forward contracts (see 23(j))..........................................       (5,878.5)          -
13. Derivative instruments and equity forward contracts in CEMEX's stock (see 23(l) and 23(m))...              -       397.0
14. Other U.S. GAAP adjustments (see 23(k))......................................................         (377.4)     (458.5)
                                                                                                     ----------- -------------
    Approximate U.S. GAAP adjustments before cumulative effect of accounting change..............      (21,248.3)   (4,402.8)
                                                                                                     ----------- -------------
    Approximate stockholders' equity under U.S. GAAP before cumulative effect of accounting             53,696.4    71,648.7
      change.....................................................................................
    Cumulative effect of accounting change (see 23 k and m)                                                    -      (527.5)
                                                                                                     ----------- -------------
    Approximate stockholders' equity under U.S. GAAP after cumulative effect of accounting change Ps    53,696.4    71,121.2
                                                                                                     ----------- -------------

(*)  Adjustment that reverses the restatement of prior periods into constant pesos as of December 31, 2003, using the
     CEMEX weighted average inflation factor (see note 2B), and restates such prior periods into constant pesos as of
     December 31, 2003 using the Mexican-only inflation factor, in order to comply with current requirements of
     Regulation S-X. The Mexican and U.S. GAAP prior periods amounts included throughout note 23, were restated using the Mexican inflation index, with the exception of those amounts of prior periods that are also disclosed in notes
     1 to 22, which were not restated in note 23 using the Mexican inflation in order to have more straightforward cross-references between note 23 and the Mexican GAAP notes.

Net income and stockholders' equity reconciliations to U.S. GAAP for the year ended December 31, 2003 have been prepared on a basis that is substantially consistent with the accounting principles applied in our Annual Report on Form 20-F for the year ended December 31, 2002, except for the adoption of SFAS 143 Accounting for Asset Retirement Obligations ("SFAS 143") and SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"), as of and for the year ended December 31, 2003 (see notes 23(k) and 23(m)). The term "SFAS" as used herein refers to Statements of Financial Accounting Standards.

(a)  Goodwill

Goodwill represents the difference between the purchase price and the estimated fair value of the acquired entity at the acquisition date. CEMEX's goodwill recognized under Mexican GAAP has been adjusted for U.S. GAAP purposes for (i) the effect on goodwill for the U.S. GAAP adjustments as of the dates the subsidiaries were acquired; (ii) until December 31, 2001, for the difference between amortization of goodwill as determined under sinking fund method over 20 to 40 years for Mexican GAAP purposes (see note 2(I)) and the straight-line method over 40 years for U.S. GAAP purposes. Beginning January 1, 2002, SFAS 142, Goodwill and Other Intangible Assets, eliminates the amortization of goodwill under U.S. GAAP (see note 23(s)) and (iii) the difference between goodwill amounts carried in the reporting unit's functional currency, restated by the inflation factor of the reporting unit's country and then translated into Mexican pesos at the exchange rates prevailing at the reporting date, under U.S. GAAP, against goodwill amounts carried in the currencies of the reporting units' holding companies, translated into pesos and then restated using the Mexican inflation index under Mexican GAAP.

In the condensed income statement under U.S. GAAP for the year ended December 31, 2001 presented in note 23(o), amortization of goodwill is reflected as an operating expense versus other expense under Mexican GAAP.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

For purposes of reconciliation to U.S. GAAP, CEMEX adopted in 2002, SFAS 142 and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (see note 23(s)). As a result of this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP; therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is adjusted for purposes of the reconciliation of net income and stockholders' equity to U.S. GAAP.

CEMEX assesses goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment (see note 23(s)). If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured using estimated discounted future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts.

(b) Deferred Income Taxes ("IT") and Employees' Statutory Profit Sharing
("ESPS")

For U.S. GAAP purposes, CEMEX accounts for income taxes utilizing SFAS 109, Accounting for Income Taxes ("SFAS 109"), which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences", which result from applying the enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carryforwards. The deferred income tax charged or credited to operations is determined by the difference between the beginning and the year-end balance of the deferred tax assets or liabilities, and is recognized in nominal pesos. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The  tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities under U.S. GAAP at December 31, 2002 and 2003 are presented below:

                                                                                                 2002         2003
                                                                                               ------------ -----------
Deferred tax assets:
   Net operating loss and assets tax carryforwards........................................  Ps   7,222.1     13,073.4
   Trade accounts receivable..............................................................         114.2         93.8
   Investment in affiliated companies.....................................................         303.0            -
   Accounts payable and accrued expenses..................................................       4,467.2      1,705.8
   Other..................................................................................         626.4         22.1
                                                                                               ------------ -----------
   Total gross deferred tax assets........................................................      12,732.9     14,895.1
   Less valuation allowance...............................................................       1,071.8      3,674.9
                                                                                               ------------ -----------
     Total deferred tax assets under U.S. GAAP............................................      11,661.1     11,220.2
                                                                                               ------------ -----------
Deferred tax liabilities:
   Property, plant and equipment..........................................................      21,853.6     21,303.7
   Inventories............................................................................       1,273.6        892.6
   Other..................................................................................         903.9        (19.2)
                                                                                               ------------ -----------
     Total deferred tax liability under U.S. GAAP.........................................      24,031.1     22,177.1
                                                                                               ------------ -----------
   Net deferred tax liability under U.S. GAAP.............................................      12,370.0     10,956.9
   Deferred tax recognized under Mexican GAAP (see note 17B)..............................       5,463.5      5,170.6
                                                                                               ------------ -----------
   Excess of liability under U.S. GAAP over that recognized under Mexican GAAP............       6,906.5      5,786.3
   Less--U.S. GAAP deferred income taxes of acquired subsidiaries at date of acquisition...      6,345.2      6,554.5
   Inflation adjustment (note 2B).........................................................         327.3            -
                                                                                               ------------ -----------
   Net adjustment to stockholders' equity under U.S. GAAP.................................  Ps     888.6        768.2
                                                                                               ------------ -----------

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

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

CEMEX records a valuation allowance for the estimated amount of the recoverable tax on assets which may not be realized due to the expiration of tax loss carryforwards. Through its continual evaluation of the effects of tax strategies, among other economic factors, during 2002 and 2003 CEMEX increased the valuation allowance by approximately Ps483.6 and Ps2,603.1, respectively.

Under Mexican GAAP, CEMEX determines deferred income tax through the asset and liability method (see notes 2K and 17B), in a manner similar to U.S. GAAP. Nonetheless, there are specific differences as compared to the calculation under SFAS 109, resulting in adjustments in the reconciliation to U.S. GAAP. These differences arise from: (i) the recognition of the accumulated initial effect of the asset and liability method as of January 1, 2000, which was recorded directly to stockholders' equity and therefore, does not consider the provisions of APB Opinion 16 for the deferred tax consequences in business combinations made before January 1, 2000; (ii) the effects of deferred tax on the reconciling items between Mexican and U.S. GAAP, and (iii) for the year ended December 31, 2001, some inflationary adjustments to Mexican GAAP recorded in the foreign subsidiaries for consolidation purposes which were treated as permanent differences. For Mexican GAAP presentation purposes, deferred tax assets and liabilities are long-term items.

CEMEX has recorded a deferred tax liability for U.S. GAAP purposes, related to ESPS in Mexico, under the asset and liability method at the statutory rate of 10%. The principal effects of temporary differences that give rise to significant portions of the deferred ESPS liabilities at December 31, 2002 and 2003 are presented below:

                                                                                               At December 31,
                                                                                         -----------------------------
                                                                                             2002            2003
                                                                                         -------------   -------------
Deferred assets:
   Employee benefits...............................................................  Ps        49.4            25.9
   Trade accounts receivable.......................................................            15.0            22.3
   Other...........................................................................            55.6           104.7
                                                                                         -------------   -------------
Gross deferred assets under U.S. GAAP..............................................           120.0           152.9
                                                                                         -------------   -------------
Deferred liabilities:
   Property, plant and equipment...................................................         3,008.8         2,920.3
   Inventories.....................................................................           148.2           111.5
   Other...........................................................................           277.2           129.2
                                                                                         -------------   -------------
Gross deferred liabilities under U.S. GAAP.........................................         3,434.2         3,161.0
                                                                                         -------------   -------------
Net deferred liabilities under U.S. GAAP...........................................  Ps     3,314.2         3,008.1
                                                                                         -------------   -------------

In the condensed financial information presented under U.S. GAAP in note 23(o), ESPS expense, both current and deferred, is included in the determination of operating income. For Mexican GAAP presentation, ESPS expense, both current and deferred, is considered as a separate line item equivalent to income tax.

Under Mexican GAAP, CEMEX recognizes deferred ESPS for those temporary differences arising from the reconciliation of net income of the period and the taxable income for ESPS. In the reconciliation of net income to U.S. GAAP, deferred ESPS expense of Ps14.6 in 2001, income of Ps20.4 in 2002 and expense of Ps69.9 in 2003, determined under Mexican GAAP, were reversed.

(c)  Other Employee Benefits

Vacations

Beginning in 2003, CEMEX recognizes vacation expense under Mexican GAAP during the period the employees earn it, consistently with SFAS 43, Accounting for Compensated Absences. For the years ended December 31, 2001 and 2002, in some business units of CEMEX, vacation expense was recorded for purposes of Mexican GAAP when taken rather than during the period the employees earn it; therefore, a reconciling item was determined for U.S. GAAP purposes representing expense of approximately Ps1.8 in 2001, expense of Ps5.7 in 2002 and expense of Ps1.2 in 2003. The amount of expense recognized during 2003 under U.S. GAAP represents the difference between the estimated accrual made under U.S. GAAP through December 31, 2002 and the accumulated initial effect from the accounting change under Mexican GAAP, which was recognized as of January 1, 2003 directly to stockholders' equity for Mexican GAAP purposes.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Severance

Under Mexican GAAP, severance payments, which are not part of a business restructuring nor a substitution for pension benefits, are recognized in earnings in the period in which they are paid. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, Employers' Accounting for Postemployment Benefits, which requires an entity to accrue the cost of certain benefits, including severance payments, over an employee's service life. For the years ended December 31, 2001, 2002 and 2003, severance provisions recorded for U.S. GAAP purposes resulted in expenses of Ps7.9, Ps26.1 and income of Ps87.6, respectively, with an accrual of Ps269.6 and Ps175.8 at December 31, 2002 and 2003, respectively. The decrease in the accrual for severance payments during 2003 results from the voluntary early retirement program described in note 13. Severance payments relating to any specific event or restructuring are excluded from the SFAS 112 calculation.

Pension and other benefits

CEMEX accounts for employee pension benefits based on the net present value of the obligations determined by independent actuaries (see notes 2J and 13), in a manner similar to SFAS 87, Employers' Accounting for Pensions, under U.S. GAAP and, therefore, no reconciling item is necessary.

In addition, as a result of the acquisition of CEMEX, Inc. (formerly Southdown (see note 8A)) in 2000 and Puerto Rican Cement Company, Inc. ("PRCC") in 2002, CEMEX assumed a package of employee benefits, which include pension, retirement savings plan, supplemental executive retirement plan and health and life insurance benefits. The benefit obligation and the net pension cost arising from CEMEX, Inc.'s and PRCC's employee benefit plans, have been recorded under Mexican GAAP and are included in the consolidated information with respect to CEMEX's pension plans, seniority premium and other postretirement benefits (see note 13).

Most of CEMEX's health care benefits are self-insured and administered on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. CEMEX also provides life insurance benefits to its active and retired employees. Generally, life insurance benefits for retired employees are reduced over a number of years from the date of retirement to a minimum level.

(d)  Capitalized Interest

Under Mexican GAAP, CEMEX capitalizes interest on property, machinery and equipment under construction, which is comprehensively measured in order to include the following effects from the debt incurred to finance the construction project: (i) the interest cost, plus (ii) any foreign currency fluctuations, and less (iii) the related monetary position result. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets. The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

(e)  Minority Interest

Financing Transactions

For U.S. GAAP presentation purposes (see note 23(o)), the preferred stock described in note 14E for a notional amount of U.S.$650 million at December 31, 2002, which was repurchased during 2003, is presented as a separate component of mezzanine items, which are those included between the liabilities and the equity items on the balance sheet. Under Mexican GAAP, this transaction was presented as part of the minority interest within stockholders' equity. Preferred dividends paid in 2001 and 2002 were recognized as part of the minority interest in the consolidated income statements under both Mexican and U.S. GAAP, while the preferred dividends paid in 2003 were classified as interest expense under U.S. GAAP as a result of the adoption of SFAS 150, see note 23(m).

For U.S. GAAP presentation purposes (see note 23(o)), capital securities described in note 14E for a notional amount of U.S.$66 million (Ps741.8) at December 31, 2002 and 2003, are presented as a separate component of mezzanine items at December 31, 2002 and, as a result of the adoption of SFAS 150, as a separate component within liabilities at December 31, 2003 (see note 23(m)). Under Mexican GAAP this transaction was presented as part of the minority interest within stockholders' equity at both December 31, 2002 and 2003. Capital securities dividends paid in 2001 and 2002 were recorded as part of the minority interest in the consolidated income statements under both Mexican and U.S. GAAP, while the capital securities dividends paid in 2003 were classified as interest expense under U.S. GAAP as a result of the adoption of SFAS 150 (see note 23(m)).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

As described in note 14F, during 2003, CEMEX settled a financing transaction entered into in 1995, under which, at December 31, 2002, CEMEX had an outstanding obligation of U.S.$90.6 million (Ps1,038.9). For U.S. GAAP purposes the amount outstanding under this arrangement was treated as debt. Under Mexican GAAP, until its liquidation, this transaction was treated as minority interest. CEMEX's cost of retaining its option to reacquire the contributed assets during the years ended December 31, 2001, 2002 and 2003 was recorded as interest expense in the consolidated income statements under both Mexican and U.S. GAAP.

U.S. GAAP adjustments on minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity. Under U.S. GAAP, minority interest is classified as a separate component between total liabilities and stockholders' equity (see note 23(o)). At December 31, 2002 and 2003, the amount presented in the reconciliation of stockholders' equity to U.S. GAAP includes the reclassification previously mentioned, as well as the share on minority interest of the adjustments to U.S. GAAP determined in the consolidated subsidiaries.

(f)  Depreciation

A subsidiary of CEMEX in Colombia records depreciation expense utilizing the sinking fund method. This methodology for depreciation was in place before CEMEX acquired the subsidiary in 1997. For Mexican GAAP purposes, CEMEX has maintained this accounting practice due to tax consequences in Colombia arising from a change in methodology and the immateriality of the effects in CEMEX's consolidated results. For U.S. GAAP purposes, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. As a result, for the years ended December 31, 2001, 2002 and 2003, expense of Ps44.5 and income of Ps13.1 and Ps48.8, respectively, have been reflected in the reconciliation of net income to U.S. GAAP.

Additionally, as a result of the application of APB 16 in the acquisition of Solid (formerly Rizal), one of CEMEX's subsidiaries in the Philippines, for U.S. GAAP purposes, CEMEX reduced the value of its fixed assets by Ps215.7 in 2001, net of depreciation, corresponding to the portion of the appraisal value, determined at the acquisition date, related to the minority owners. The change in the appraised fixed assets amount resulted in a decrease in depreciation expense under U.S. GAAP of Ps26.4 for the year ended December 31, 2001. As mentioned in note 8A, during July 2002, CEMEX acquired the remaining 30% economic interest in Solid from the minority shareholders. As a result, in 2002, the adjustment made to the appraised fixed assets amount was reversed against minority interest, given that the reversed amount is part of the proportional net assets' fair value assigned to the 30% economic interest acquired. There is no further effect on earnings under U.S. GAAP.

(g)  Accruals for Contingencies

For Mexican GAAP purposes, CEMEX has recorded accruals for contingent items related primarily to guarantees given and other responsibilities that do not meet the accrual criteria of SFAS 5, Accounting for Contingencies, under U.S. GAAP, since the likelihood of a loss occurring is considered to be possible but not probable. Accordingly, the accruals under Mexican GAAP were reversed for U.S. GAAP purposes.

With respect to the contingencies described in note 21, for which an accrual has not been provided under Mexican GAAP at December 31, 2002 and 2003, CEMEX considers that such contingencies do not meet the accrual criteria for both, Mexican GAAP and U.S. GAAP.

(h)  Affiliated Companies

CEMEX has adjusted its investment and equity method in affiliated companies (see note 8A), for CEMEX's share of the approximate U.S. GAAP adjustments applicable to these affiliates.

(i)  Inflation Adjustment of Machinery and Equipment

For purposes of the reconciliation to U.S. GAAP, fixed assets of foreign origin are restated by applying the inflation rate of the country that holds the assets, regardless of the assets' origin countries, instead of using the Mexican GAAP methodology, under which fixed assets of foreign origin are restated by applying a factor that considers the inflation of the asset's origin country, not the inflation of the country that holds the asset, and the fluctuation of the functional currency (currency of the country that holds the asset) against the currency of the asset's origin country. Depreciation expense is based upon the revised amounts.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

(j)  Temporary Equity from Forward Contracts

As mentioned in notes 14F and 16A, during 1999, CEMEX entered into equity forward contracts with respect to its ADSs with an original maturity in December 2002, in connection with its appreciation warrants. In December 2002, prior to their expiration, CEMEX renegotiated the extension of the forward contracts until December 2003 and recognized a loss of approximately U.S$98.3 million (Ps1,104.8), which was charged to stockholders' equity under Mexican GAAP, representing the difference between the cash redemption amount of the forward contracts and the market value of the underlying shares at the date of the agreements. Such loss was deducted by the counterparties from the prepayments made by CEMEX toward the forward contracts' final price. These contracts were settled during October 2003 in connection with a secondary equity offering (see note 16A), resulting in a gain of approximately U.S.$19.5 million (Ps219.2), which was recognized in stockholders' equity under Mexican GAAP. According to EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, forward contracts involving a company's own stock that will be physically settled by delivering cash should be initially measured at fair value and recorded in permanent equity, and an amount equivalent to the cash redemption at the date of reporting, should be reclassified to temporary equity, which is to be considered as a mezzanine item for balance sheet presentation under U.S. GAAP. As a result, for purposes of reconciliation to U.S. GAAP, CEMEX presents a reduction to its stockholders' equity under Mexican GAAP of approximately Ps5,878.5 (U.S.$523.0) at December 31, 2002, which represents the cash obligation plus the advanced payments made by CEMEX under the forward contracts at the reporting date and is presented as a mezzanine item (temporary equity) for purposes of the condensed balance sheets under U.S. GAAP in note 23(o). Under Mexican GAAP, until their settlement, the shares underlying the contracts were treated as permanent equity.

For Mexican GAAP purposes, since origination, these forward contracts had been treated as equity transactions and, therefore, gains or losses were recognized upon settlement or extension as an adjustment to stockholders' equity. During the life of the contracts, the difference between the original proceeds of the CPOs sale and the forward price that was periodically paid to the counterparties was treated as a prepayment toward the forward contracts' final price and presented as accounts receivable. Such amounts prepaid and considered as accounts receivable were also treated as preferred dividends in the net income reconciliation to U.S. GAAP, in a manner similar to a mandatorily redeemable preferred stock, representing an expense of approximately Ps461.6 in 2001, expense of Ps538.0 in 2002 and income of Ps740.5 in 2003. The amount of income in 2003 includes a net gain of U.S.$19.5 million from the secondary equity offering, income of U.S.$101.7 million from the reversal of prepayments accrued until settlement that were recognized as preferred dividends during the life of the contracts and that were not realized as a result of the offering and settlement; and an expense of U.S.$6.4 million of prepayments made in 2003 treated as preferred dividends. The loss of US$98.3 million and the gain of U.S.$19.5 million recognized in stockholders' equity under Mexican GAAP in 2002 and 2003, respectively, were not reclassified through net income in the reconciliation to U.S. GAAP, since such amounts were periodically charged to earnings under U.S. GAAP as part of the preferred dividends.

(k)  Other U.S. GAAP Adjustments

Capitalization of costs of computer software development under U.S.
GAAP--Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, requires that certain direct costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software and that costs related to the preliminary project stage and the post-implementation/operations stage (as defined in SOP 98-1) in an internal-use computer software development project be expensed as incurred. The estimated average useful lives period to amortize these capitalized costs is between 3 and 5 years.

For the years ended December 31, 2001, 2002 and 2003, the effect of capitalizing these costs in the reconciliation of net income to U.S. GAAP, net of amortization, led to expenses of Ps228.6, Ps203.6 and Ps347.5, respectively, with a net effect of income in the stockholders' equity reconciliation to U.S. GAAP at December 31, 2002 and 2003 of Ps272.6 and Ps25.4, respectively. Beginning in 2001, in connection with CEMEX's decision to significantly enhance and/or replace, on a worldwide basis, all of its critical software systems under an effort denominated "CEMEX Way", for accounting purposes under Mexican GAAP, CEMEX implemented the policy of capitalizing the costs associated with developing and implementing internal-use software (see note 10) resulting in a capitalization under Mexican GAAP for the years ended December 31, 2001, 2002 and 2003 of Ps1,462.2, Ps1,737.6 and Ps1,410.4, net of amortization. As a result, in the reconciliation of net income to U.S. GAAP for the years ended December 31, 2001, 2002 and 2003, the reconciling item refers exclusively to the amortization of the capitalized amount under U.S. GAAP until December 2000.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Deferred charges--Capitalized costs, net of accumulated amortization, that did not qualify for deferral under U.S. GAAP were reversed through earnings under U.S. GAAP in the period incurred, resulting in expense of Ps182.0 in 2001, expense of Ps290.7 in 2002 and income of Ps90.4 in 2003. During 2003, all amounts capitalized under Mexican GAAP also met the requirements for capitalization under U.S. GAAP. Accordingly, the reconciliation of net income to U.S. GAAP for the year ended December 31, 2003 only includes amounts amortized in Mexican GAAP during the year and which were expensed in prior years under U.S. GAAP. The net effect in the reconciliation of stockholders' equity to U.S. GAAP was a decrease of Ps650.0 and Ps484.0 at December 31, 2002 and 2003, respectively. Mexican GAAP allowed the deferral of these items.

Asset Retirement Obligations and Other Environmental Costs--Effective January 1, 2003, SFAS 143, Accounting for Asset Retirement Obligations ("SFAS 143"), requires entities to record the fair value of an asset retirement obligation as a liability in the period in which incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against an asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Also effective January 1, 2003, Mexican GAAP's Bulletin C-9 established basically the same requirement as SFAS 143. The difference between Mexican GAAP and U.S. GAAP on this item relates to the recognition of the cumulative initial effect from adoption, which under SFAS 143 was recognized in earnings after net income, while under Mexican GAAP it was recognized in stockholders' equity. Accordingly, the reconciling item presented in the reconciliation of net income to U.S. GAAP includes the reclassification of the cumulative effect from adoption from stockholders' equity under Mexican GAAP to net income under U.S. GAAP (see notes 2V and 12).

As mentioned in note 2V, during 2003, a remediation liability was recorded in the amount of approximately Ps505.7, against fixed assets of Ps365.3, deferred IT assets of Ps54.6 and an initial cumulative effect of Ps85.8, recorded in stockholders' equity under Mexican GAAP and in earnings under U.S. GAAP.

In addition, environmental expenditures related to current operations are expensed or capitalized, as appropriate. Other than those contingencies disclosed in note 21G, CEMEX is not currently facing other material contingencies, which might result in the recognition of an environmental remediation liability.

Monetary position result--Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined in accordance with the weighted average inflation factor for the period.

Reclassifications--Non-cement related assets under Mexican GAAP (see note 7) of Ps400.2 and Ps395.6, as of December 31, 2002 and 2003, respectively, were reclassified to long-term assets for purposes of the condensed financial information under U.S. GAAP in note 23(o). These assets are stated at their estimated fair value. Estimated costs to sell these assets are not significant.

(l)  Financial Instruments

Derivative Financial Instruments (see notes 2N, 11 and 16)

Under U.S. GAAP, all derivative instruments (including derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows, in which case the effective portion of such changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs. Mexican GAAP, through Bulletin C-2 (see note 2N), establishes a methodology similar to that of U.S. GAAP (SFAS 133). The differences between SFAS 133 and Bulletin C-2 relate to the rules for hedge accounting. SFAS 133 provides specific rules for hedge accounting, while under Bulletin C-2, hedge accounting is based solely on CEMEX's intention and designation, providing that the underlying hedged asset or liability is already recognized in the balance sheet. Bulletin C-2 does not provide guidance for hedging forecasted transactions, for cash flow hedges, for derivative instruments by an entity in its own equity and, for hedges of an entity's net investment in its foreign subsidiaries. Accordingly, such instruments have been accounted for by CEMEX in accordance with SFAS 133 or with other U.S. GAAP accounting pronouncements, as appropriate. Fair value hedges, as defined by SFAS 133, are precluded by Mexican GAAP since it is not permitted to record primary hedged instruments at fair value.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

At December 31, 2002 and 2003, the differences in derivative instruments' hedge accounting between Mexican and U.S. GAAP, as they relate to CEMEX, led to certain adjustments in the reconciliations of stockholders' equity and net income to U.S. GAAP, as well as reclassifications in the condensed financial information under U.S. GAAP in note 23(o), which are explained as follows:

o During 2001, the estimated fair value of those interest rate swaps designated as hedges of underlying debt transactions under Mexican GAAP was not recognized in the balance sheet pursuant to the hedge designation (see note 2N). Beginning in 2002, CEMEX applied under Mexican GAAP the accounting provisions of cash flow hedges, in a manner equivalent to the rules set forth in SFAS 133. As a result, after fulfilling the hedging documentation requirements and effectiveness tests, beginning as of the designation date, the estimated fair value of the hedging instruments and changes therein have been recognized in the balance sheet against the deficit in equity restatement within stockholders' equity, which is equivalent in Mexico to other comprehensive income, as defined under U.S. GAAP (see note 14G). For the years ended December 31, 2002 and 2003, changes in the estimated fair value of interest rate derivatives, other than those designated as cash flow hedges, were recorded through earnings under Mexican GAAP (see note 11), consistently with U.S. GAAP. For the year ended December 31, 2001, changes in fair value of interest rate swaps, not designated as accounting hedges under SFAS 133, resulted in income of approximately Ps32.3 (U.S.$3.2 million) in the reconciliation of net income to U.S. GAAP.

o As discussed in note 11B, as of December 31, 2002 and 2003, related to the estimated fair value of Cross Currency Swaps ("CCS"), CEMEX recognized net assets of U.S.$241.4 million (Ps2,713.3) and U.S.$262.0 million (Ps2,944.9), respectively. Under U.S. GAAP, these amounts do not qualify for net presentation and thus have been presented as gross amounts for purposes of the condensed financial information under U.S. GAAP presented in note 23(o). As a result, under U.S. GAAP at December 31, 2002, in respect to the portion of the estimated fair value attributable to changes in the exchange rates, short-term and long-term debt increased U.S.$174.2 million (Ps1,997.8), including prepayments, against current and non-current assets; while in respect of the portion of the estimated fair value attributable to accrued interest, current liabilities increased U.S.$25.9 million (Ps297.0) against current assets. At December 31, 2003, in respect to the portion of the estimated fair value attributable to changes in the exchange rates, short-term and long-term debt increased U.S.$192.6 million (Ps2,164.8), including prepayments, against current and non-current assets; while in respect of the portion of the estimated fair value attributable to accrued interest, current liabilities increased U.S.$12.2 million (Ps137.1) against current assets.

See note 23(m) for changes in accounting principles regarding CEMEX's equity forward contracts in its own shares resulting from the adoption of SFAS 150. All other derivative instruments, with the exception of those described above and the equity forwards described in notes 23(j) and 23(m), entered into by CEMEX and disclosed in notes 11 and 16, were accounted under Mexican GAAP consistently with the provisions of U.S. GAAP.

For all hedging relationships for accounting purposes, CEMEX formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as cash-flow or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. As of December 31, 2002 and 2003, CEMEX has not designated any derivative instrument as a fair value hedge for accounting purposes under both Mexican GAAP and U.S. GAAP. CEMEX also formally assesses, both at the hedge's origination and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, CEMEX discontinues hedge accounting prospectively.

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

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

The carrying value of CEMEX's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to CEMEX for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to CEMEX) at December 31, 2003 is summarized as follows:

                            At December 31, 2003                                   Carrying amount     Estimated fair
                                                                                                           value
                                                                                  ------------------  -----------------
Bank loans...................................................................Ps        27,935.3           30,295.5
Notes payable................................................................          32,530.5           34,075.6
                                                                                  ------------------  -----------------

As discussed in notes 2D and 14D, CEMEX has designated certain debt as hedges of its investment in foreign subsidiaries and, for Mexican GAAP purposes, records foreign exchange fluctuations on such debt in stockholders' equity. For purposes of the U.S. GAAP net income reconciliation, income of Ps633.3 in 2001, expense of Ps2,555.3 in 2002 and expense of Ps826.7 in 2003, were recognized as foreign exchange results since the related debt did not meet the conditions of SFAS 52 for hedge accounting purposes, given that the currencies involved do not move in tandem.

(m)  Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS 150, which requires an issuer to classify financial instruments as liabilities (or assets under certain circumstances) when they meet the following criteria: (i) a financial instrument issued in the form of shares that is mandatorily redeemable, through the unconditional obligation of transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur; (ii) a financial instrument, other than an outstanding share, that, at origination, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled); and (iii) a financial instrument that embodies an unconditional obligation, which the issuer must or may settle by issuing a variable number of its equity shares if, at origination, the monetary value of the obligation is based solely or predominantly in a fixed monetary amount known at origination, if variations are based on something other than the fair value of the issuer's equity shares, or if variations are inversely related to changes in the fair value of the issuer's equity shares. SFAS 150 is effective for all transactions entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

Under SFAS 150, mandatorily redeemable instruments must be classified as a liability and initially measured at fair value against equity. Equity forward contracts that require physical settlement by repurchase of a fixed number of the issuer's equity shares in exchange for cash are measured initially at the fair value of the shares at origination, adjusted for any consideration or unstated rights or privileges, against equity. Subsequently, those instruments should be measured at the net present value of the amount to be paid at settlement, accruing interest cost using the rate implicit at origination. Other instruments within the scope of SFAS 150 shall be initially measured at fair value with subsequent changes in fair value recognized in earnings as interest expense. SFAS 150 has been required to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement. Restatement is not permitted.

Mandatorily Redeemable Instruments

As described in note 14E and 23(e), CEMEX held capital securities for the outstanding amount of U.S.$66 million (Ps741.8) at both December 31, 2002 and 2003. The capital securities are a mandatorily redeemable financial instrument. As of December 31, 2002, before SFAS 150 was implemented, for purposes of the reconciliation of stockholders' equity to U.S. GAAP and the condensed financial information under U.S. GAAP in note 23(o), the outstanding amount was removed from minority interest under Mexican GAAP and presented as a separate component of mezzanine items. For the years ended December 31, 2001 and 2002, capital securities dividends were recognized in the income statement within minority interest for both Mexican GAAP and U.S. GAAP. As a result of the adoption of SFAS 150, for purposes of the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003, capital securities were recognized at their outstanding amount (equivalent to fair value) as a separate component within liabilities, see note 23(o), for approximately Ps741.8 (U.S.$66 million) against minority interest, which is considered a component of consolidated stockholders' equity under Mexican GAAP. In the condensed financial information under U.S. GAAP in note 23(o) for the year ended December 31, 2003, capital securities dividends in the income statement were reclassified from minority interest under Mexican GAAP to a separate item of interest expense under U.S. GAAP (see note 14E).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Equity Forward Contracts in CEMEX's own Shares

As described in notes 15 and 16A, as of December 31, 2002 and 2003, CEMEX held equity forward contracts negotiated to hedge future exercises under its stock option programs, for notional amounts of U.S.$436.1 million and U.S.$789.3 million, respectively. Since January 1, 2001, under Mexican GAAP, these forward contracts, which can be physically or net cash settled at CEMEX's option, have been recognized at their fair market value as assets or liabilities in the balance sheet and changes in fair value have been recorded in earnings for the years ended December 31, 2001, 2002 and 2003. The accounting treatment given to these contracts since 2001 is consistent with SFAS 150 and, therefore, with respect to these forwards, no reconciling adjustments are required pursuant to the implementation of the Statement.

In addition, CEMEX held other equity forward contracts (see note 16A), which can be physically or net cash settled at CEMEX's option and which are considered as equity transactions for both Mexican GAAP and U.S. GAAP. Accordingly, until December 31, 2002, the effects of these contracts were recognized upon settlement as an adjustment to stockholders' equity and no periodic recognition was made. As of December 31, 2002 and 2003, the notional amounts of these forward contracts were U.S.$547.9 million and U.S.$295.7 million, respectively. Under SFAS 150, these instruments should be initially recognized at their fair market value as assets or liabilities in the balance sheet and subsequent changes in fair value recorded in earnings, with the cumulative effect of adoption recognized as an adjustment to net income. CEMEX adopted SFAS 150 as of June 30, 2003 and, as a result, for purposes of the reconciliations of stockholders' equity and net income to U.S. GAAP as of and for the year ended December 31, 2003, a net liability of approximately U.S.$11.6 million (Ps130.4) was recognized against the cumulative effect from the change in accounting principle, which represented an expense of approximately U.S.$49.1 million (Ps551.3) and, a gain related to changes in fair value for the period from June 30, 2003 to December 31, 2003 amounting to approximately U.S.$36.9 million (Ps415.0).

There are no other instruments subject to SFAS 150 other than those previously described.

(n)  Supplemental Debt Information

At December 31, 2002 and 2003, due to CEMEX's ability and its intention to refinance short-term debt with the available amounts of the committed long-term lines of credit, U.S.$450 million (Ps5,058) and U.S.$395 million (Ps4,439.8), respectively, were reclassified from short-term debt to long-term debt under Mexican GAAP (see note 11). For purposes of the condensed balance sheets under U.S. GAAP in note 23(o), this reclassification was reversed given that under U.S. GAAP, the reclassification is precluded when the long-term agreements contain "Material Adverse Events" clauses, which in the case of CEMEX are customary covenants.

(o)  Condensed Financial Information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2001, 2002 and 2003, prepared under U.S. GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of U.S. GAAP:

                                                                                      Years ended December 31,
                                                                              ------------------------------------------
Statements of income                                                              2001          2002          2003
                                                                              ------------- ------------- --------------
Net sales..................................................................Ps    69,031.4      69,882.0      79,748.5
Gross profit...............................................................      29,135.4      30,180.1      33,265.2
Operating income...........................................................      11,034.4      11,295.0      13,606.5
Comprehensive financial result.............................................       3,409.3      (6,131.4)     (2,835.8)
Other expenses, net........................................................        (648.8)       (996.1)     (1,122.7)
Income tax (including deferred)............................................      (1,935.2)      1,641.0      (1,111.4)
Equity in income of affiliates.............................................         334.4         472.1         535.7
                                                                              ------------- ------------- --------------
Consolidated net income....................................................      12,194.1       6,280.6       9,072.3
Minority interest net income...............................................       1,150.5         414.4         157.9
                                                                              ------------- ------------- --------------
Majority interest net income before cumulative effect of accounting change.      11,043.6       5,866.2       8,914.4
Cumulative effect of accounting change.....................................             -             -        (640.7)
                                                                              ------------- ------------- --------------
Majority interest net income...............................................Ps    11,043.6       5,866.2       8,273.7
                                                                              ------------- ------------- --------------

The following table presents consolidated condensed balance sheets at December 31, 2002 and 2003, prepared under U.S. GAAP, including all differences and reclassifications as compared to Mexican GAAP described in this note 23:

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

                                                                                              At December 31,
                                                                                     ----------------------------------
   Balance sheets                                                                          2002             2003
                                                                                     ----------------------------------
   Current assets.................................................................Ps        20,703.7         14,329.3
   Investments and non-current assets.............................................           7,849.4          9,501.4
   Property, machinery and equipment..............................................         101,918.4        106,907.9
   Deferred charges...............................................................          45,646.2         53,732.4
                                                                                     ----------------------------------
       Total assets...............................................................         176,117.7        184,471.0
                                                                                     ----------------------------------
   Current liabilities............................................................          37,548.0         33,052.6
   Long-term debt.................................................................          42,817.6         44,789.8
    Shares subject to mandatory redemption:
       Putable capital securities (see note 14E)..................................                 -            741.8
   Other non-current liabilities..................................................          23,061.7         29,346.5
                                                                                     ----------------------------------
       Total liabilities..........................................................         103,427.3        107,930.7
                                                                                     ----------------------------------
   Mezzanine items:
       Putable capital securities (see note 14E)..................................             711.6                -
       Temporary equity...........................................................           5,878.5                -
       Preferred equity (see note 14E)............................................           7,008.1                -
       Minority interest..........................................................           5,395.8          5,419.1
                                                                                     ----------------------------------
           Total mezzanine items..................................................          18,994.0          5,419.1
                                                                                     ----------------------------------
       Stockholders' equity including cumulative effect of accounting change......          53,696.4         71,121.2
                                                                                     ----------------------------------
       Total liabilities and stockholders' equity.................................Ps       176,117.7        184,471.0
                                                                                     ----------------------------------

The prior period amounts presented in the tables above were restated to constant pesos as of December 31, 2003 using the Mexican inflation rate in order to comply with current requirements of Regulation S-X, instead of the weighted average inflation factor used by CEMEX under Mexican GAAP (see note
2B).

(p)  Supplemental Cash Flow Information Under U.S. GAAP

Under Mexican GAAP, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending financial statements in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under U.S. GAAP (SFAS 95), statements of cash flows present only cash items and exclude non-cash items. SFAS 95 does not provide any guidance with respect to inflation-adjusted financial statements. The differences between Mexican GAAP and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, (ii) the elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

The following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2001, 2002 and 2003, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented in millions of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

                                                                                   Years ended December 31,
                                                                         ----------------------------------------------
                                                                              2001           2002            2003
                                                                         --------------- -------------- ---------------
Net cash provided by operating activities........................... Ps       18,786.5         9,526.4        9,771.8
Net cash provided by (used in) financing activities.................          (9,250.1)       (1,323.7)      (4,874.0)
Net cash used in investing activities...............................          (8,433.3)       (8,380.4)      (5,419.4)
                                                                         --------------- -------------- ---------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

                                                                                   Years ended December 31,
                                                                         ----------------------------------------------
                                                                              2001           2002            2003
                                                                         --------------- -------------- ---------------
Interest paid....................................................... Ps        3,594.9         3,467.1        4,897.4
Income taxes paid...................................................             559.2         1,350.3          576.2
                                                                         --------------- -------------- ---------------

Non-cash activities are comprised of the following:

1.   Acquisition of fixed assets through capital leases amounting to Ps23.2 in 2001. CEMEX did not acquire assets through capital leases during 2002 and 2003.

2.   Liabilities assumed through the acquisition of businesses (see note 8A) were Ps275.6 in 2001, Ps1,873.7 in 2002 and
     Ps137.8 in 2003.

(q)  Restatement to Constant Pesos of Prior Years

The following table presents summarized financial information under Mexican GAAP of the consolidated income statements for the years ended December 31, 2001 and 2002 and balance sheet information as of December 31, 2002, in constant Mexican pesos as of December 31, 2003, using the Mexican inflation index:

                                                                                     Years ended December 31,
                                                                             ------------------------------------------
                                                                                    2001                  2002
                                                                             --------------------  --------------------
   Sales...............................................................  Ps          69,630.1               70,545.9
   Gross profit........................................................              30,464.3               31,133.3
   Operating income....................................................              16,628.1               14,128.4
   Majority interest net income........................................              11,845.5                5,609.4
                                                                             --------------------  --------------------
                                                                                                     At December 31,
                                                                                                          2002
                                                                                                   --------------------
   Current assets......................................................                         Ps          21,053.2
   Non-current assets..................................................                                    150,747.7
   Current liabilities.................................................                                     31,849.9
   Non-current liabilities.............................................                                     65,006.3
   Majority interest stockholders' equity..............................                                     61,933.5
   Minority interest stockholders' equity..............................                                     13,011.2
                                                                                                   --------------------

(r)  Stock Option Programs

For financial reporting under Mexican GAAP, CEMEX accounts for its stock option programs (see note 15) using a methodology that is consistent with the rules set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") under U.S GAAP. According to APB 25, compensation cost should be determined under the intrinsic cost method, which represents the difference between the strike price and the market price of the stock at the reporting date, for all plans that do not meet the following characteristics:
(i) the exercise price established in the option is equal to the quoted market price of the stock at the measurement date, (ii) the exercise price is fixed for the option's life, and (iii) the option's exercise is hedged through the issuance of new shares of common stock. After considering these characteristics, no compensation cost is recognized for CEMEX's fixed program (see note 15A), while compensation cost is periodically determined, beginning in 2001, for CEMEX's variable program (see note 15C) and voluntary programs (see note 15D) and beginning in 2002, for its special program (see note 15B). Stock options activity during 2002 and 2003, the balance of options outstanding at December 31, 2002 and 2003 and other general information regarding CEMEX's stock option programs is presented in note 15. CEMEX hedges the availability of CPOs for the potential future exercise of its programs through equity forward contracts in CEMEX's own stock (see note 16A).

Under U.S. GAAP, SFAS 123, Accounting for Stock-Based Compensation, requires compensation cost for stock option plans to be determined based on the options' fair value at the grant date, using a qualified option-pricing model, and recorded in results of operations during the options' vesting period, after which no further recognition is required.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Had compensation cost be determined under SFAS 123, based on the fair value of stock options at the grant date using the Black-Scholes pricing model, CEMEX's net income would have been reduced to the following pro forma amounts:

                For the year ended December 31, 2001                     Fixed program     Variable        Total
                                                                                           program
                                                                         --------------- ------------- --------------
Net income, as reported (Mexican GAAP)..............................Ps                                    13,026.6
   Cost of options granted according to SFAS 123....................         (300.0)         (226.5)        (526.5)
   Result from voluntary exchange program, net (note 15) 1..........          245.2               -          245.2
   Reversal of cost recognized under APB 25.........................              -           162.6          162.6
                                                                         --------------- ------------- --------------
Approximate net income, pro forma...................................                                      12,907.9
                                                                                                       --------------
Basic earnings per share, as reported...............................Ps                                        3.05
                                                                                                       --------------
Basic earnings per share, pro forma.................................Ps                                        3.03
                                                                                                       --------------

           For the year ended December 31, 2002                  Special      Variable     Voluntary        Total
                                                                 program       program     programs
                                                               ------------- ------------ ------------  --------------
Net income, as reported (Mexican GAAP).....................Ps                                                5,966.9
   Cost of options granted according to SFAS 123...........         (10.3)       (175.3)       (19.8)         (205.4)
   Reversal of cost recognized under APB 25................           -             -           57.3            57.3
                                                               ------------- ------------ ------------  --------------
Approximate net income, pro forma..........................                                                  5,818.8
                                                                                                        --------------
Basic earnings per share, as reported......................Ps                                                  1.33
                                                                                                        --------------
Basic earnings per share, pro forma........................Ps                                                  1.29
                                                                                                        --------------

           For the year ended December 31, 2003                  Special      Variable     Voluntary        Total
                                                                 program       program     programs
                                                               ------------- ------------ ------------  --------------
Net income, as reported (Mexican GAAP).....................Ps                                                7,067.4
   Cost of options granted according to SFAS 123 2.........         (13.7)       (173.4)         -            (187.1)
   Reversal of cost recognized under APB 25................          59.2         366.2         29.4           454.8
                                                               ------------- ------------ ------------  --------------
Approximate net income, pro forma..........................                                                  7,335.1
                                                                                                        --------------
Basic earnings per share, as reported......................Ps                                                  1.49
                                                                                                        --------------
Basic earnings per share, pro forma........................Ps                                                  1.55
                                                                                                        --------------

1    The amount of income presented in the pro forma calculations of Ps245.2 in 2001, represents the difference between the intrinsic value at the exchange date paid to the executives for the repurchase of their options of approximately Ps729.1, recorded as an expense under Mexican GAAP in 2001, and the expense determined under SFAS 123 of approximately Ps483.9, representing the options unvested fair value at the date of issuance, which was accelerated as a result of the exchange program. The reason for the reversal in the pro forma calculations, of the expense recognized under Mexican GAAP, is that such amount had been previously expensed in the pro forma calculations as part of the cost under SFAS 123 in prior years and as part of the accelerated amortization of the unrecognized cost discussed above.

2    The cost of the variable program granted in 2003 under the fair value approach (FAS 123) amounting to approximately
     Ps214.0 million is not presented, since net income under Mexican GAAP includes the liquidation cost of approximately Ps696.8 million related to such program, which was fully exercised during the year (see note 15 D).

The assumptions for the Black-Scholes model for the options granted during each year were as follows:

                                                                             2001           2002            2003
                                                                         -------------- --------------  --------------
Expected dividend yield..................................................     2%             2%              2%
Volatility...............................................................     25%            25%             25%
Range of risk free interest rates........................................ 4.9% - 9.8%    3.6% - 4.8%     3.7% - 4.5%
Weighted average tenure..................................................  10 years       9.8 years        7 years
                                                                         -------------- --------------  --------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

(s)  Impairment of Long Lived Assets

As mentioned in note 23(a), effective January 1, 2002, CEMEX adopted SFAS 142, which eliminates the amortization of goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets, and SFAS 144, which establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business.

As a result of such adoption under U.S. GAAP, CEMEX ceased the amortization of the goodwill balances determined at December 31, 2001; however, such amounts remain subject to impairment evaluations. During the first half of 2002, in connection with SFAS 142's transitional goodwill impairment evaluation, which required an assessment of whether there was an indication that goodwill was impaired as of the date of adoption, CEMEX identified its reporting units and determined the carrying value of each reporting unit as of January 1, 2002, by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units. CEMEX also determined the fair value of each reporting unit and compared it to their related carrying amount. Fair value of the reporting units exceeded in each case the corresponding carrying amount and, therefore, no impairment charges resulted from the transitional evaluation performed on the recorded goodwill as of January 1, 2002. For the years ended December 31, 2002 and 2003, goodwill under Mexican GAAP continued to be an amortizable intangible asset. Based on the similarities of the components of the operating segments (cement, ready-mix concrete, aggregates and other construction materials), CEMEX's geographical segments under SFAS 131 are also the reporting units under SFAS 142 for purposes of assessing fair value in determining potential impairment at transition and in future periods.

Under U.S. GAAP, CEMEX assesses goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of both amortizable and non-amortizable intangible assets, while undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair value based on the best information available. The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to a non-amortizable intangible are not expected to continue for the foreseeable future, a useful life is assigned. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. For the years ended December 31, 2002 and 2003, there were no impairment charges under U.S. GAAP in addition to those described in notes 9 and 10, which were recorded under Mexican GAAP, as CEMEX's policy for impairment is consistent with U.S. GAAP.

As of December 31, 2002 and 2003, CEMEX's approximate goodwill by reporting unit under U.S. GAAP, net of amortization accrued until December 31, 2001, is summarized as follows:

                                                                                       Inflation and
                                                                                          currency
                                    January 1,         Goodwill         Impairment      fluctuation      December 31,
                                     2002 (1)        acquired (2)        charges            (4)              2002
                                  ----------------  ---------------   ---------------  ---------------   --------------
United States................ Ps      14,381.0               -                 -            1,035.8          15,416.8
Mexico.......................          6,282.4               -                 -                -             6,282.4
Spain........................          6,641.4               -                 -            2,106.2           8,747.6
Colombia.....................          3,472.3               -                 -             (226.2)          3,246.1
The Philippines..............          1,092.8             652.3               -               75.1           1,820.2
Dominican Republic...........            345.1               -                 -               56.1             401.2
Thailand.....................            377.5               -                 -               37.4             414.9
The Caribbean................            360.3               -                 -               34.9             395.2
Venezuela....................            297.1               -                 -              (24.4)            272.7
Egypt........................            266.2               -                 -               18.1             284.3
Costa Rica...................            273.4               -                 -               13.9             287.3
Other reporting units (5)....            339.6             385.7             (96.7)            99.7             728.3
Affiliates (see note 8A).....            326.9             217.8               -                8.1             552.8
                                  ----------------  ---------------   ---------------  ---------------   --------------
                              Ps       34,456.0          1,255.8             (96.7)           3,234.7         38,849.8
                                  ----------------  ---------------   ---------------  ---------------   --------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

                                   December 31,        Goodwill         Impairment     Inflation and     December 31,
                                                                                          currency
                                                                                        fluctuation
                                       2002          acquired (3)        charges            (4)              2003
                                  ----------------  ---------------   ---------------  ---------------   --------------
United States................ Ps      15,416.8             201.8               -              713.0          16,331.6
Mexico.......................          6,282.4               -                 -             (298.2)          5,984.2
Spain........................          8,747.6               -                 -            2,003.7          10,751.3
Colombia.....................          3,246.1               -                 -              457.1           3,703.2
The Philippines..............          1,820.2               -              (539.5)            63.2           1,343.9
Dominican Republic...........            401.2               -                 -              (18.2)            383.0
Thailand.....................            414.9               -                 -              (17.2)            397.7
The Caribbean................            395.2               -                 -              (56.1)            339.1
Venezuela....................            272.7               -                 -             (128.8)            143.9
Egypt........................            284.3               -                 -              (44.1)            240.2
Costa Rica...................            287.3               -                 -               (0.1)            287.2
Other reporting units (5)....            728.3               -              (342.4)         1,948.5           2,334.4
Affiliates (see note 8A).....            552.8               -                 -             (145.6)            407.2
                                  ----------------  ---------------   ---------------  ---------------   --------------
                              Ps       38,849.8            201.8            (881.9)       4,477.2          42,646.9
                                  ----------------  ---------------   ---------------  ---------------   --------------

1.   This column presents goodwill by reporting unit; net of amortization accrued until December 31, 2001, presented in constant pesos as of December 31, 2003, using the Mexican inflation rate.

2.   For the acquisitions during 2002, no intangible assets were identified and determined other than goodwill. In 2002
     (see note 8A), CEMEX acquired: (i) from the minority shareholders the remaining 30% economic interest in Solid for approximately U.S.$95 million (Ps1,007.5); (ii) through a tender offer and a subsequent merger, a 100% equity interest in Puerto Rican Cement Company for approximately U.S.$180.2 million (Ps1,911.0); and (iii) for cash and pursuant to a forward purchase agreement, a 15.1% equity interest in CAH, for approximately U.S.$142.3 million. In addition, during 2002, CEMEX also made other minor acquisitions for approximately U.S.$60 million.

3.   During 2003 (see note 8A), CEMEX acquired a raw materials supplier and a cement plant and quarry in the United
     States for a combined purchase price of approximately U.S.$99.7 million (Ps1,120.6).

4.   The amounts presented in this column include: (i) the effects on goodwill from foreign exchange fluctuations during the period between the reporting unit's currencies and the Mexican peso, and (ii) the effect of removing the restatement into constant pesos as of December 31, 2003 using Mexican inflation, applied to the goodwill balances at the beginning of the year.

5.   Other reporting units are primarily integrated by CEMEX's cement operations in Puerto Rico and Panama, the ready-mix concrete operations in France and Italy and the reporting unit engaged in software development projects.

The following table reflects the impact that SFAS 142 would have had on net income and earnings per share under U.S. GAAP for the year ended December 31, 2001, as if adopted in that period:

                                      Year ended December 31,                                                2001
                                                                                                        ---------------
Approximate net income under U.S. GAAP, as reported ............................................... Ps       11,043.9
   Cease goodwill amortization.....................................................................           2,326.1
                                                                                                        ---------------
Adjusted net income under U.S. GAAP................................................................ Ps       13,370.0
                                                                                                        ---------------

Basic U.S. GAAP earnings per share................................................................. Ps            2.60
   Cease goodwill amortization.....................................................................               0.54
                                                                                                        ---------------
Adjusted basic U.S. GAAP earnings per share........................................................ Ps            3.14
                                                                                                        ---------------

Diluted U.S. GAAP earnings per share............................................................... Ps            2.53
   Cease goodwill amortization.....................................................................               0.53
                                                                                                        ---------------
Adjusted diluted U.S. GAAP earnings per share...................................................... Ps            3.06
                                                                                                        ---------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

(t)  Sale of Accounts Receivable

CEMEX accounts for transfers of receivables under Mexican GAAP consistently with the rules set forth by SFAS 140, Accounting for Transfers and Surveying of Financial Assets and Extinguishments of Liabilities. Under SFAS 140, transactions that meet the criteria for surrender of control are recorded as sales of receivables and their amounts are removed from the consolidated balance sheet at the time they are sold (see note 4).

(u)  Other Disclosures Under U.S. GAAP

Accounting for Costs Associated with Exit or Disposal Activities

Effective January 1, 2003, CEMEX adopted SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities, basically requires, as a condition to accrue for the costs related to an exit or disposal activity, including severance payments, that the entity communicate the plan to all affected employees and that the plan be terminated in the short-term, otherwise; associated costs should be expensed as incurred. As of and for the year ended December 31, 2003, CEMEX did not recognize any such costs related to exit or disposal activities.

Guarantor's Accounting and Disclosure Requirements for Guarantees

Effective January 1, 2003, CEMEX adopted Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at origination of a guarantee, a liability for the fair value of the obligation undertaken. As of December 31, 2003, CEMEX has not guaranteed any third parties' obligations; however, with respect to the electricity supply long-term contract discussed in note 21F, CEMEX may also be required to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to purchase the energy and pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. Through December 31, 2003, for accounting purposes under Mexican and U.S. GAAP, CEMEX has considered this agreement as a long-term supply agreement and no liability has been created, based on the contingent characteristics of CEMEX's obligation and given that, absent a default under the agreement, CEMEX's obligations are limited to the purchase of energy from, and the supply of fuel to, the plant.

Variable Interest Entities

Effective January 31, 2003, CEMEX adopted Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 ("FIN 46"). This interpretation addresses the consolidation by business enterprises of variable interest entities ("VIEs"), which defined in FIN 46 as those entities in which the controlling entity or group cannot be identified and/or such entities lack of sufficient own capital at risk to finance their operations without requiring additional financing from other entity. Moreover, variable interests, among other factors, may be represented by operating losses, debt, contingent obligations or residual risks and may be assumed by means of loans, guarantees, management contracts, leasing, put options, derivatives, etc. A primary beneficiary is the entity that assumes the variable interests of a VIE, or the majority of them in the case of partnerships, directly or jointly with related parties, and is the entity that should consolidate the VIE. FIN 46 applies to variable interests in entities created or obtained after January 31, 2003. As discussed in the preceding paragraph, CEMEX has an electricity supply long-term contract (see note 21F), under which, upon the occurrence of specified material defaults or events, CEMEX may be required to purchase the power plant. Under U.S. GAAP, after analysis of the provisions of the agreements, CEMEX does not believe that based solely on the contingent obligation, it would be considered to be the primary beneficiary of the partnership's variable interests, and, therefore, as of and for the year ended December 31, 2003, CEMEX has not consolidated any asset, liability or operating result of such partnership.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

(v)  Newly Issued Accounting Pronouncements under U.S. GAAP

In December 2003, FASB issued SFAS 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits--an amendment of FASB Statements No. 87, 88, and 106. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans, retaining the disclosures required by previous SFAS 132, but requiring entities to provide additional disclosure describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement does not change the measurement or recognition methods. The new disclosure requirements are effective for periods beginning after December 15, 2003.

(w)  Recent Developments (unaudited)

During February 2004, eligible employees under the benefits of stock options plans were invited to participate in a voluntary exchange offer for their stock options under the variable program (see note 15C). By means of this offer, participant employees would surrender their current options, granted from November 2001 until February 2004, in exchange for new options, with a initial strike price of U.S.$5.05 per CPO and a remaining life of 8.4 years (weighted average of qualifying options programs) maintaining an increasing strike price annually at a 7% rate. Any appreciation realized through the exercise of new options, will be obligatorily invested in CEMEX CPOs that will be restricted for sale, with monthly partial releases, for a period of five years if the exercise occurs in 2004, four years in 2005, three years in 2006 and two years from 2007 until the maturity of the options. The new options will be automatically exercised if at any time during their life, the CPO price in the market reaches U.S.$7.50, in which case the intrinsic appreciation between U.S.$7.50 and the option's strike price on that future date, will be invested in restricted CPOs.

As compensation to the employees for requiring them to invest the appreciation in CPOs, setting a restriction period for sale and limiting the potential appreciation of the new options, employees participating in the exchange will receive annually and until exercise or maturity of the options a payment of U.S.$ 10 cents per any new option outstanding as of the payment date, growing annually at a 10% rate, and upon exercise, a 20% discount to market in the acquisition price of the CPOs. Employees can exchange 100% or elect to participate with 70% or only 30% of their current options. Employees' current options that are not exchanged will maintain their existing terms and conditions. In terms of fair value at the exchange date, using the Black-Scholes options pricing model, the current options' weighted average fair value was approximately 15 percent higher than that of the new options.

The exchange period expired on February 13, 2004. As of March 31, 2004, as a result of the voluntary exchange offer, approximately 122.5 million new options were issued, while employees surrendered their rights over approximately 113.9 million current options, which were forfeited. For accounting purposes under Mexican and U.S. GAAP, CEMEX will account for the new options under the intrinsic value method through earnings (see notes 2W and 15), in the same manner the current plans are accounted for, including the U.S.$ 10 cents per option payment that would be made to exployees. This exchange is part of CEMEX's strategy, beginning in 2004, to compensate its eligible employees with restricted stock instead of stock options.

On April 27, 2004, a subsidiary of CEMEX Colombia received notice as a co-defendant, along with a government agency in charge of urban development in Bogota, another supplier, and a ready-mix industry association, in an action brought by a Colombian law firm on "public interest" grounds. The lawsuit alleges that the use of a certain type of cement-based material in the construction of roads for the "Transmilenio" public transport system and for regular traffic resulted in defects that impede the proper functioning of the "Transmilenio" system and hamper traffic flow. The lawsuit argues that CEMEX Colombia's subsidiary, the other supplier, and the ready mix-industry association promoted the use of the material, and seeks damages to pay for the repair of the defects or, if repair is not possible, the rebuilding of the defective road sections. The Company is currently evaluating the potential impact of this matter on our Colombian operations. Because it is very early in the process, CEMEX cannot estimate the financial implications of an adverse resolution, but CEMEX believes that it is unlikely to have a material adverse effect on our results of operations. CEMEX believes that this will be a protracted matter that may result in additional lawsuits or actions. CEMEX intends to defend its interests vigorously.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

(x)  Guaranteed debt

In June 2000, CEMEX concluded the issuance of U.S.$200 million aggregate principal amount of 9.625% Exchange Notes due 2009 in a registered public offering in the United States of America in exchange for U.S.$200 million aggregate principal amount of its then outstanding 9.625% Notes due 2009. The Exchange Notes are fully and unconditionally guaranteed, on a joint and several basis, as to payment of principal and interest by two of CEMEX's Mexican subsidiaries: CEMEX Mexico and ETM (see note 2C). These two companies, together with their subsidiaries, account for substantially all of the revenues and operating income of CEMEX's Mexican operations.

As mentioned in note 11C, as of December 31, 2002 and 2003, indebtedness of CEMEX in an aggregate amount of U.S.$2,339 million (Ps26,290.4) and U.S.$3,145 million (Ps35,349.8), respectively, is fully and unconditionally guaranteed, on a joint and several basis, by CEMEX Mexico and ETM.

As of December 31, 2002 and 2003, CEMEX owned a 100% equity interest in CEMEX Mexico, including in 2002, an 0.6% equity interest held by a Mexican trust in connection with an equity financing transaction due in 2007, which was terminated during 2003 (see note 14F), and CEMEX Mexico owned a 100% equity interest in ETM at the end of both years. During October and November 2001, CEMEX Mexico and ETM carried out individually, a reverse stock split. Through this operation, stockholders of CEMEX Mexico and ETM were entitled to receive one new share for each 130 million old shares and one new share for each 20 million old shares, respectively. Pursuant to these transactions, the shares of any shareholder not meeting the minimum number required for the reverse stock split, were liquidated and converted into the right to receive a cash liquidation. As a result, as of December 31, 2001, in the consolidated balance sheet of CEMEX, an account payable of Ps427.8 million was created in favor of the old shareholders against CEMEX Mexico and ETM stockholders' equity. During 2002, CEMEX Mexico and ETM paid no material amounts to the old shareholders. On December 7, 2002, the period granted by Mexican law for the old shareholders to claim their rights under the reverse stock split expired. As prescribed by law, the unclaimed amount after the expiration date is reimbursed to the entity's stockholders' equity and, as a result, the account payable as of the expiration date was cancelled against stockholders' equity as of December 31, 2002. In addition, resulting from the reverse stock split, the equity interest of CEMEX in both subsidiaries increased to 100%.

For purposes of the accompanying condensed consolidated balance sheets, income statements and statements of changes in financial position under Mexican GAAP, the first column, "CEMEX," corresponds to the parent company issuer, which has no material operations other than its investments in subsidiaries and affiliated companies. The second column, "Combined guarantors", represents the combined amounts of CEMEX Mexico and ETM on a Parent Company-only basis, after adjustments and eliminations relating to their combination. The third column, "Combined non-guarantors", represents the amounts of CEMEX's international subsidiaries, CEMEX Mexico and ETM non-Guarantor subsidiaries, and other immaterial Mexican non-guarantor subsidiaries of CEMEX. The fourth column, "Adjustments and eliminations", includes all the amounts resulting from consolidation of CEMEX, the Guarantors and the non-guarantor subsidiaries, as well as the corresponding constant pesos adjustment as of December 31, 2003, for the years ended December 31, 2001 and 2002 described below. The fifth column, "CEMEX consolidated", represents CEMEX's consolidated amounts as reported in the consolidated financial statements. The amounts presented under the line item "investments in affiliates" for both the balance sheet and the income statement are accounted for by the equity method.

As mentioned in note 2B, under Mexican GAAP, the financial statements of those entities with foreign consolidated subsidiaries should be presented in constant pesos as of the latest balance sheet presented, considering the inflation of each country in which the entity operates, as well as the changes in the exchange rate between the functional currency of each country vis-a-vis the reporting currency (in this case, the Mexican peso). As a result of the aforementioned, for comparability purposes the condensed financial information of CEMEX, the "Combined Guarantors" and the "Combined non-guarantors" amounts have been adjusted to reflect constant pesos as of December 31, 2003, using the Mexican inflation index. Therefore, the corresponding inflation adjustment derived from the application of the weighted average inflation factor in the consolidated amounts is presented within the "Adjustments and eliminations" column.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


The condensed consolidated financial information is as follows:

Condensed consolidated balance sheets:
                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
          As of December 31, 2002                    CEMEX        guarantors    non-guarantors  eliminations   consolidated
---------------------------------------------     --------------------------------------------------------------------------
Current assets.............................. Ps     21,654.1       10,498.1       59,753.6       (69,510.8)      22,395.0
Investment in affiliates....................        83,290.4       79,263.6        8,481.9      (164,616.7)       6,419.2
Other non-current assets....................        17,743.4          510.7        1,380.8       (17,919.3)       1,715.6
Property, machinery and equipment...........         1,754.7       28,603.4       66,129.9         6,308.9      102,796.9
Deferred charges............................         6,245.1        6,260.9       83,375.3       (46,457.7)      49,423.6
                                                  -------------  -------------  --------------  -------------  -------------
   Total assets.............................       130,687.7      125,136.7      219,121.5      (292,195.6)     182,750.3
                                                  -------------  -------------  --------------  -------------  -------------
Current liabilities.........................        24,836.1        9,070.4       23,314.8       (23,341.7       33,879.6
Long-term debt..............................        38,521.8            6.5       15,673.8        (4,038.5)      50,163.6
Other non-current liabilities...............         1,449.0       51,456.2       17,880.7       (51,800.1)      18,985.8
                                                  -------------  -------------  --------------  -------------  -------------
   Total liabilities........................        64,806.9       60,533.1       56,869.3       (79,180.3)     103,029.0
                                                  -------------  -------------  --------------  -------------  -------------
Majority interest stockholders' equity......        65,880.8       64,603.6      147,443.7      (212,047.3)      65,880.8
                                                  -------------  -------------  --------------  -------------  -------------
   Minority interest........................             -              -         14,808.5          (968.0)      13,840.5
                                                  -------------  -------------  --------------  -------------  -------------
Stockholders' equity under Mexican GAAP.....        65,880.8       64,603.6      162,252.2      (213,015.3)      79,721.3
                                                  -------------  -------------  --------------  -------------  -------------
Total liabilities and stockholders' equity.. Ps    130,687.7      125,136.7      219,121.5      (292,195.6)     182,750.3
                                                  -------------  -------------  --------------  -------------  -------------


                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
          As of December 31, 2003                    CEMEX        guarantors    non-guarantors  eliminations   consolidated
---------------------------------------------     ---------------------------------------------------------------------------
Current assets.............................. Ps       1,716.1        6,106.7       74,175.1       (61,469.2)      20,528.7
Investment in affiliates....................         84,843.5       92,701.7       64,166.4      (234,794.0)       6,917.6
Other non-current assets....................         35,449.1          463.8          990.4       (34,833.4)       2,069.9
Property, machinery and equipment...........          1,738.5       29,817.8       72,629.0           (42.0)     104,143.3
Deferred charges............................          5,300.2        5,664.8       89,598.0       (54,205.1)      46,357.9
                                                  -------------  -------------  --------------  -------------  --------------
  Total assets..............................        129,047.4      134,754.8      301,558.9      (385,343.7)     180,017.4
                                                  -------------  -------------  --------------  -------------  --------------
Current liabilities.........................         10,820.2       14,273.7       26,751.9       (20,044.0)      31,801.8
Long-term debt..............................         46,346.2            8.4       33,636.4       (28,997.0)      50,994.0
Other non-current liabilities...............          1,808.8       47,798.1       14,036.1       (42,472.9)      21,170.1
                                                  -------------  -------------  --------------  -------------  --------------
  Total liabilities.........................         58,975.2       62,080.2       74,424.4       (91,513.9)     103,965.9
                                                  -------------  -------------  --------------  -------------  --------------
Majority interest stockholders' equity......         70,072.2       72,674.6      163,505.2      (236,179.8)      70,072.2
                                                  -------------  -------------  --------------  -------------  --------------
  Minority interest.........................             -              -          63,629.3       (57,650.0)       5,979.3
                                                  -------------  -------------  --------------  -------------  --------------
Stockholders' equity under Mexican GAAP.....         70,072.2       72,674.6      227,134.5      (293,829.8)      76,051.5
                                                  -------------  -------------  --------------  -------------  --------------
Total liabilities and stockholders' equity.. Ps     129,047.4      134,754.8      301,558.9      (385,343.7)     180,017.4
                                                  -------------  -------------  --------------  -------------  --------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


Condensed consolidated income statements:

                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
     For the year ended December 31, 2001            CEMEX        guarantors    non-guarantors  eliminations   consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales........................................  Ps         -         22,711.2        54,508.1        (647.2)       76,572.1
Operating income.............................           (90.1)       1,624.3         6,109.2      10,642.7        18,286.1
Comprehensive financing result...............            33.9        1,457.8         2,658.6      (1,223.0)        2,927.3
Other income (expense), net..................           109.5        2,084.2         3,381.9     (10,187.2)       (4,611.6)
Income tax...................................         1,389.1          606.3        (1,727.9)     (2,373.7)       (2,106.2)
Equity in income of affiliates...............        11,584.2        2,719.4           370.2     (14,447.1)          226.7
                                                   -------------  -------------   ------------  --------------  ------------
Consolidated net income......................        13,026.6        8,492.0        10,792.0     (17,588.3)       14,722.3
                                                   -------------  -------------   ------------  --------------  ------------
   Minority interest.........................             -              -           1,188.6         507.1         1,695.7
                                                   -------------  -------------   ------------  --------------  ------------
Majority net income..........................  Ps    13,026.6        8,492.0         9,603.4     (18,095.4)       13,026.6
                                                   -------------  -------------   ------------  --------------  ------------


                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
     For the year ended December 31, 2002            CEMEX        guarantors    non-guarantors  eliminations   consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales........................................  Ps         -          22,595.2        50,717.2       1,729.6        75,042.0
Operating income.............................           (110.4)       3,334.0         5,638.1       6,167.2        15,028.9
Comprehensive financing result...............         (1,427.1)      (6,630.0)       (3,801.7)      8,081.4        (3,777.4)
Other income (expense), net..................            129.5         (341.2)        6,326.6     (10,579.5)       (4,464.6)
Income tax...................................          2,294.4       (1,297.5)       (1,302.9)       (441.0)         (747.0)
Equity in income of affiliates...............          5,080.5        1,657.8            (2.4)     (6,383.8)          352.1
                                                   -------------  -------------   ------------  --------------  ------------
Consolidated net income......................          5,966.9       (3,276.9)        6,857.7      (3,155.7)        6,392.0
                                                   -------------  -------------   ------------  --------------  ------------
  Minority interest..........................             -              -               88.1         337.0           425.1
                                                   -------------  -------------   ------------  --------------  ------------
Majority net income..........................  Ps      5,966.9       (3,276.9)        6,769.6      (3,492.7)        5,966.9
                                                   -------------  -------------   ------------  --------------  ------------


                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
     For the year ended December 31, 2003            CEMEX        guarantors    non-guarantors  eliminations   consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales........................................  Ps         -          24,408.5        57,646.1      (1,526.9)       80,527.7
Operating income.............................            (54.8)       3,383.9           349.3      12,678.2        16,356.6
Comprehensive financing result...............         (1,769.1)      (2,999.4)        1,001.6         760.7        (3,006.2)
Other income (expense), net..................          5,160.2         (489.1)        3,270.5     (13,075.4)       (5,133.8)
Income tax...................................            790.2          376.8        (1,173.6)     (1,191.6)       (1,198.2)
Equity in income of affiliates...............          2,940.9        3,393.0           193.0      (6,136.1)          390.8
                                                   -------------  -------------   ------------  --------------  -------------
Consolidated net income......................          7,067.4        3,665.2         3,640.8      (6,964.2)        7,409.2
                                                   -------------  -------------   ------------  --------------  -------------
   Minority interest.........................             -              -               20.6         321.2           341.8
                                                   -------------  -------------   ------------  --------------  -------------
Majority net income..........................  Ps      7,067.4        3,665.2         3,620.2      (7,285.4)        7,067.4
                                                   -------------  -------------   ------------  --------------  -------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


Condensed consolidated statements of changes in financial position:

                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
     For the year ended December 31, 2001            CEMEX        guarantors    non-guarantors  eliminations   consolidated
------------------------------------------------   --------------------------------------------------------------------------
Operating activities:
Majority net income...........................  Ps    13,026.6         8,492.0       9,603.4      (18,095.4)       13,026.6
Non-cash items................................       (11,598.8)       (1,804.5)      3,194.8       21,029.9        10,821.4
                                                   --------------------------------------------------------------------------
   Resources provided by operations...........         1,427.8         6,687.5      12,798.2        2,934.5        23,848.0
Net change in working capital.................        (7,894.8)        6,186.0       2,298.7        1,666.8         2,256.7
                                                   --------------------------------------------------------------------------
   Resources provided by operations, net......        (6,467.0)       12,873.5      15,096.9        4,601.3        26,104.7
Financing activities:
Bank loans and notes payable, net.............         1,871.4           (58.1)    (15,653.3)       8,606.0        (5,234.0)
Dividends paid................................        (3,369.1)           -          9,080.3       (9,080.3)       (3,369.1)
Issuance of common stock......................         3,130.7            -             -              -            3,130.7
Issuance of preferred stock by subsidiaries...            -               -         (7,038.1)        (238.0)       (7,276.1)
Others........................................           382.5        49,084.2      (9,395.4)     (42,961.5)       (2,890.2)
                                                   --------------------------------------------------------------------------
   Resources used in financing activities.....         2,015.5        49,026.1     (23,006.5)     (43,673.8)      (15,638.7)
Investing activities:
Property, machinery and equipment, net........            -             (805.5)     (4,331.4)         296.8        (4,840.1)
Acquisitions, net of cash acquired............        42,638.3       (62,623.4)    (22,801.0)      40,561.8        (2,224.3)
Dividends received............................            -               -             -              -               -
Minority interest.............................            -               -           (102.6)         (10.3)         (112.9)
Deferred charges and others...................       (38,079.8)          723.6      34,699.7          566.8        (2,089.7)
                                                   --------------------------------------------------------------------------
   Resources used in investing activities.....         4,558.5       (62,705.3)      7,464.7       41,415.1        (9,267.0)
   Change in cash and investments.............           107.0          (805.7)       (444.9)       2,342.6         1,199.0
   Cash and investments initial balance.......            62.8         1,899.1       2,814.6       (1,237.6)        3,538.9
                                                   --------------  ------------  -------------- --------------  -------------
   Cash and investments ending balance........  Ps       169.8         1,093.4       2,369.7        1,105.0         4,737.9
                                                   --------------  ------------  -------------- --------------  -------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
     For the year ended December 31, 2002            CEMEX        guarantors    non-guarantors  eliminations   consolidated
------------------------------------------------   --------------------------------------------------------------------------
Operating activities:
Majority net income...........................  Ps     5,966.9        (3,276.9)      6,769.6       (3,492.7)        5,966.9
Non-cash items................................        (6,206.7)        1,422.9      20,479.4       (6,970.4)        8,725.2
                                                   --------------------------------------------------------------------------
   Resources provided by operations...........          (239.8)       (1,854.0)     27,249.0      (10,463.1)       14,692.1
Net change in working capital.................         1,132.1         5,227.2     (28,178.2)      26,207.0         4,388.1
                                                   --------------------------------------------------------------------------
   Resources provided by operations, net......           892.3         3,373.2        (929.2)      15,743.9        19,080.2
Financing activities:
Bank loans and notes payable, net.............         7,582.0            66.3      (5,264.3)         151.8         2,535.8
Dividends paid................................        (3,750.1)       (2,255.5)          2.5        2,253.0        (3,750.1)
Issuance of common stock......................         3,279.6            -         15,063.3      (15,063.3)        3,279.6
Issuance of preferred stock by subsidiaries...            -               -         (4,631.2)          -           (4,631.2)
Others........................................           361.0          (178.4)     56,322.5      (53,527.2)        2,977.9
                                                   --------------------------------------------------------------------------
   Resources used in financing activities.....         7,472.5        (2,367.6)     61,492.8      (66,185.7)          412.0
Investing activities:
Property, machinery and equipment, net........            -           (1,104.8)     (2,888.1)        (254.5)       (4,247.4)
Acquisitions, net of cash acquired............       (65,643.7)       11,990.0         584.2       50,047.2        (3,022.3)
Dividends received............................         2,396.6            -             -          (2,396.6)           -
Minority interest.............................            -               -         (3,270.4)          -           (3,270.4)
Deferred charges and others...................        55,094.8       (11,076.0)    (54,093.3)         526.5        (9,548.0)
                                                   --------------------------------------------------------------------------
   Resources used in investing activities.....        (8,152.3)         (190.8)    (59,667.6)      47,922.6       (20,088.1)
   Change in cash and investments.............           212.5           814.8         896.0       (2,519.2)         (595.9)
   Cash and investments initial balance.......           169.8         1,093.4       2,369.7        1,105.0         4,737.9
                                                   --------------  ------------  -------------- --------------  -------------
   Cash and investments ending balance........  Ps       382.3         1,908.2       3,265.7       (1,414.2)        4,142.0
                                                   --------------  ------------  -------------- --------------  -------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
     For the year ended December 31, 2003            CEMEX        guarantors    non-guarantors  eliminations   consolidated
------------------------------------------------   --------------------------------------------------------------------------
Operating activities:
Majority net income...........................  Ps     7,067.4         3,665.2       3,620.2       (7,285.4)        7,067.4
Non-cash items................................        (2,068.5)       (1,291.9)     20,020.4       (6,232.5)       10,427.5
                                                   --------------------------------------------------------------------------
   Resources provided by operations...........         4,998.9         2,373.3      23,640.6      (13,517.9)       17,494.9
Net change in working capital.................        18,112.7        13,871.6     (41,470.6)       9,595.0           108.7
                                                   --------------------------------------------------------------------------
   Resources provided by operations, net......        23,111.6        16,244.9     (17,830.0)      (3,922.9)       17,603.6
Financing activities:
Bank loans and notes payable, net.............       (11,601.9)         (221.0)      9,979.2           (0.1)       (1,843.8)
Dividends paid................................        (3,963.0)       (5,641.0)        139.7        5,501.3        (3,963.0)
Issuance of common stock......................         3,743.0            -             -              -            3,743.0
Issuance of preferred stock by subsidiaries...            -               -         (7,343.3)          -           (7,343.3)
Others........................................           746.8        (8,390.9)      2,719.5        8,812.4         3,887.8
                                                   --------------------------------------------------------------------------
   Resources used in financing activities.....       (11,075.1)      (14,252.9)      5,495.1       14,313.6        (5,519.3)
Investing activities:
Property, machinery and equipment, net........            -             (952.2)     (3,317.5)          -           (4,269.7)
Acquisitions, net of cash acquired............        (7,007.2)       (1,989.9)     12,786.5       (4,705.7)         (916.3)
Dividends received............................         5,501.3            -             -          (5,501.3)           -
Minority interest.............................            -               -           (859.7)          -             (859.7)
Deferred charges and others...................       (10,804.3)          631.2       6,647.7       (3,380.1)       (6,905.5)
                                                   --------------------------------------------------------------------------
   Resources used in investing activities.....       (12,310.2)       (2,310.9)     15,257.0      (13,587.1)      (12,951.2)
   Change in cash and investments.............          (273.7)         (318.9)      2,922.1       (3,196.4)         (866.9)
   Cash and investments initial balance.......           382.3         1,908.2       3,265.7       (1,414.2)        4,142.0
                                                   --------------  ------------  -------------- --------------  -------------
   Cash and investments ending balance........  Ps       108.6         1,589.3       6,187.8       (4,610.6)        3,275.1
                                                   --------------  ------------  -------------- --------------  -------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


The tables below present consolidated balance sheets as of December 31, 2002 and 2003, and income statements and statements of changes in financial position for each of the three-year periods ended December 31, 2003 for the Guarantors. Such information presents in separate columns each individual Guarantor on a Parent Company-only basis, consolidation adjustments and eliminations, and the combined Guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined guarantors" column.

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

Guarantors' Combined Balance Sheets:

                       December 31, 2002                                         Guarantors (Parent Company-only)
                                                                 -----------------------------------------------------------------
                            Assets                                CEMEX Mexico          ETM         Adjustments       Combined
                                                                                                        and
                                                                                                    eliminations     guarantors
                                                                 ----------------  --------------  --------------- ---------------
     Current Assets
     Cash and investments................................. Ps         1,293.3             614.4             0.5         1,908.2
     Trade accounts receivable, net.......................              342.0             -               -               342.0
     Other receivables and other current assets...........              878.4             919.0           (51.6)        1,745.8
     Related parties receivables..........................            3,030.9           4,762.5        (2,889.3)        4,904.1
     Inventories..........................................            1,598.0             -               -             1,598.0
                                                                 ----------------  --------------  --------------- ---------------
        Total current assets..............................            7,142.6           6,295.9        (2,940.4)       10,498.1
                                                                 ----------------  --------------  --------------- ---------------
     Other Investments
     Investments in subsidiaries and affiliates...........          103,746.0          15,244.3       (39,726.7)       79,263.6
     Long-term related parties receivables................              301.1          14,088.4       (14,088.4)          301.1
     Other investments....................................              209.6             -               -               209.6
                                                                 ----------------  --------------  --------------- ---------------
        Total other investments...........................          104,256.7          29,332.7       (53,815.1)       79,774.3
                                                                 ----------------  --------------  --------------- ---------------
     Property, plant and equipment........................           28,603.4             -               -            28,603.4
                                                                 ----------------  --------------  --------------- ---------------
     Deferred Charges.....................................            2,118.7           4,230.2           (88.0)        6,260.9
                                                                 ----------------  --------------  --------------- ---------------
        Total Assets...................................... Ps       142,121.4          39,858.8       (56,843.5)      125,136.7
                                                                 ----------------  --------------  --------------- ---------------
             Liabilities and Stockholders' Equity
     Current Liabilities
     Current maturities of long-term debt................. Ps           261.5             -               -               261.5
     Trade accounts payable...............................              406.8             -               -               406.8
     Other accounts payable and accrued expenses..........            1,255.1              78.7           (51.2)        1,282.6
     Related parties payables.............................           10,008.8             -            (2,889.3)        7,119.5
                                                                 ----------------  --------------  --------------- ---------------
        Total current liabilities.........................           11,932.2              78.7        (2,940.5)        9,070.4
                                                                 ----------------  --------------  --------------- ---------------
     Total long-term debt.................................                6.5             -               -                 6.5
                                                                 ----------------  --------------  --------------- ---------------
     Other Noncurrent Liabilities
     Deferred income taxes................................            7,782.6             -               (88.1)        7,694.5
     Others...............................................              -                  53.5           -                53.5
     Long-term related parties payables...................           57,796.5             -           (14,088.3)       43,708.2
                                                                 ----------------  --------------  --------------- ---------------
        Total other noncurrent liabilities................           65,579.1              53.5       (14,176.4)       51,456.2
                                                                 ----------------  --------------  --------------- ---------------
        Total Liabilities.................................           77,517.8             132.2       (17,116.9)       60,533.1
                                                                 ----------------  --------------  --------------- ---------------
     Stockholders' equity.................................           67,880.5          41,043.4       (41,043.4)       67,880.5
     Net income...........................................           (3,276.9)         (1,316.8)        1,316.8        (3,276.9)
                                                                 ----------------  --------------  --------------- ---------------
        Total stockholders' equity........................           64,603.6          39,726.6       (39,726.6)       64,603.6
                                                                 ----------------  --------------  --------------- ---------------
        Total Liabilities and Stockholders' Equity........ Ps       142,121.4          39,858.8       (56,843.5)      125,136.7
                                                                 ----------------  --------------  --------------- ---------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


Guarantors' Combined Balance Sheets:

                 December 31, 2003                                    Guarantors (Parent Company-only)
                                                                                         Adjustments
                                                                                       ---------------
                                                                                             and         Combined
                      Assets                            CEMEX Mexico         ETM        eliminations    guarantors
                                                       --------------  -------------- --------------  --------------
Current Assets
Cash and investments..............................  Ps         767.9           821.1            0.3        1,589.3
Trade accounts receivable, net....................             264.1          -               -              264.1
Other receivables and other current assets........             841.8           101.6         (112.5)         830.9
Related parties receivables.......................           2,028.3         4,498.2       (4,363.8)       2,162.7
Inventories.......................................           1,259.7          -               -            1,259.7
                                                       --------------------------------------------------------------
    Total current assets..........................           5,161.8         5,420.9       (4,476.0)       6,160.7
                                                       --------------------------------------------------------------
Other Investments
Investments in subsidiaries and affiliates........         111,494.0        15,720.8      (34,513.1)      92,701.7
Long-term related parties receivables.............             241.6           9,331       (9,331.0)         241.6
Other investments.................................             222.2          -               -              222.2
                                                       --------------------------------------------------------------
    Total other investments.......................         111,957.8        25,051.8      (43,844.1)      93,165.5
                                                       --------------------------------------------------------------
Property, plant and equipment.....................          29,817.8          -               -           29,817.8
                                                       --------------------------------------------------------------
Deferred Charges..................................           1,550.3         4,130.8          (16.3)       5,664.8
                                                       --------------------------------------------------------------
    Total Assets..................................  Ps     148,487.7        34,603.5      (48,336.4)     134,754.8
                                                       --------------------------------------------------------------
       Liabilities and Stockholders' Equity
Current Liabilities
Current maturities of long-term debt..............               6.8          -               -                6.8
Trade accounts payable............................             607.6          -               -              607.6
Other accounts payable and accrued expenses.......           1,252.1             5.2         (112.0)       1,145.3
Related parties payables..........................          16,877.8          -            (4,363.8)      12,514.0
                                                       --------------------------------------------------------------
    Total current liabilities.....................          18,744.3             5.2       (4,475.8)      14,273.7
                                                       --------------------------------------------------------------
Total long-term debt..............................               8.4          -               -                8.4
                                                       --------------------------------------------------------------
Other Noncurrent Liabilities
Deferred income taxes.............................           7,901.3          -               (16.5)       7,884.8
Others............................................              96.9            85.2          -              182.1
Long-term related parties payables................          49,062.2          -            (9,331.0)      39,731.2
                                                       --------------------------------------------------------------
    Total other noncurrent liabilities............          57,060.4            85.2       (9,347.5)      47,798.1
                                                       --------------------------------------------------------------
    Total Liabilities.............................          75,813.1            90.4      (13,823.3)      62,080.2
                                                       --------------------------------------------------------------
Stockholders' equity..............................          69,009.4        33,575.0      (33,575.0)      69,009.4
Net income........................................           3,665.2           938.1         (938.1)       3,665.2
                                                       --------------------------------------------------------------
    Total stockholders' equity....................          72,674.6        34,513.1      (34,513.1)      72,674.6
                                                       --------------------------------------------------------------
    Total Liabilities and Stockholders' Equity....  Ps     148,487.7        34,603.5      (48,336.4)     134,754.8
                                                       --------------------------------------------------------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Guarantors' Combined Income Statements:

                                                                               Guarantors (Parent Company-only)
                                                                   ----------------------------------------------------
                                                                                            Adjustments       Combined
              For the year ended December 31, 2001                 CEMEX Mexico    ETM    and eliminations   guarantors
                                                                   ------------  -------  -----------------  ----------
   Net sales................................................  Ps     22,711.2        -            -            22,711.2
   Cost of sales............................................         (7,601.0)       -            -            (7,601.0)
                                                                   -------------------------------------------------------
        Gross profit........................................         15,110.2        -            -            15,110.2
        Total operating expenses............................        (13,483.7)       (2.2)        -           (13,485.9)
                                                                   -------------------------------------------------------
           Operating income.................................          1,626.5        (2.2)        -             1,624.3
                                                                   -------------------------------------------------------
           Net comprehensive financing result...............            752.8       705.0         -             1,457.8
                                                                   -------------------------------------------------------
   Other income (expense), net..............................          2,145.0       (60.9)            0.1       2,084.2
                                                                   -------------------------------------------------------
   Income before IT, BAT, ESPS and equity in affiliates.....          4,524.3       641.9             0.1       5,166.3
                                                                   -------------------------------------------------------
        Total IT, BAT and ESPS..............................            771.9      (165.6)        -               606.3
                                                                   -------------------------------------------------------
        Income before equity in income of affiliates........          5,296.2       476.3             0.1       5,772.6
           Equity in income of affiliates...................          3,195.8     1,160.2        (1,636.6)      2,719.4
                                                                   -------------------------------------------------------
        Net income..........................................  Ps      8,492.0     1,636.5        (1,636.5)      8,492.0
                                                                   -------------------------------------------------------

                                                                               Guarantors (Parent Company-only)
                                                                   ----------------------------------------------------
                                                                                            Adjustments       Combined
              For the year ended December 31, 2002                 CEMEX Mexico    ETM    and eliminations   guarantors
                                                                   ------------  -------  -----------------  ----------
   Net sales................................................  Ps     22,595.2        -             -            22,595.2
   Cost of sales............................................         (7,757.3)       -             -            (7,757.3)
                                                                   ---------------------------------------------------------
        Gross profit........................................         14,837.9        -             -            14,837.9
        Total operating expenses............................        (11,503.7)        (0.2)        -           (11,503.9)
                                                                   ---------------------------------------------------------
           Operating income.................................          3,334.2         (0.2)        -             3,334.0
                                                                   ---------------------------------------------------------
           Net comprehensive financing result...............         (6,094.2)      (535.9)            0.1      (6,630.0)
                                                                   ---------------------------------------------------------
   Other income (expense), net..............................           (334.2)        (6.9)           (0.1)       (341.2)
                                                                   ---------------------------------------------------------
   Income before IT, BAT, ESPS and equity in affiliates.....         (3,094.2)      (543.0)        -            (3,637.2)
                                                                   ---------------------------------------------------------
        Total IT, BAT and ESPS..............................           (550.9)      (746.6)        -            (1,297.5)
                                                                   ---------------------------------------------------------
        Income before equity in income of affiliates........         (3,645.1)    (1,289.6)        -            (4,934.7)
           Equity in income of affiliates...................            368.2        (27.2)        1,316.8       1,657.8
                                                                   ---------------------------------------------------------
        Net income..........................................  Ps     (3,276.9)    (1,316.8)        1,316.8      (3,276.9)
                                                                   ---------------------------------------------------------

                                                                               Guarantors (Parent Company-only)
                                                                   ----------------------------------------------------
                                                                                            Adjustments       Combined
              For the year ended December 31, 2003                 CEMEX Mexico    ETM    and eliminations   guarantors
                                                                   ------------  -------  -----------------  ----------
   Net sales................................................  Ps     24,408.5        -            -            24,408.5
   Cost of sales............................................         (8,768.2)       -            -            (8,768.2)
                                                                   -------------------------------------------------------
        Gross profit........................................         15,640.3        -            -            15,640.3
        Total operating expenses............................        (12,256.0)        (0.4)       -           (12,256.4)
                                                                   -------------------------------------------------------
           Operating income.................................          3,384.3         (0.4)       -             3,383.9
                                                                   -------------------------------------------------------
           Net comprehensive financing result...............         (4,079.1)     1,079.7        -            (2,999.4)
                                                                   -------------------------------------------------------
   Other income (expense), net..............................           (467.6)       (21.5)       -              (489.1)
                                                                   -------------------------------------------------------
   Income before IT, BAT, ESPS and equity in affiliates.....         (1,162.4)     1,057.8        -              (104.6)
                                                                   -------------------------------------------------------
        Total IT, BAT and ESPS..............................            448.5        (71.7)       -               376.8
                                                                   -------------------------------------------------------
        Income before equity in income of affiliates........           (713.9)       986.1        -               272.2
           Equity in income of affiliates...................          4,379.1        (48.0)        (938.1)      3,393.0
                                                                   -------------------------------------------------------
        Net income..........................................  Ps      3,665.2        938.1         (938.1)      3,665.2
                                                                   -------------------------------------------------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Guarantors' Combined Statements of Changes in Financial Position:

                                                                               Guarantors (Parent Company-only)
                                                                   ----------------------------------------------------
                                                                                            Adjustments       Combined
              For the year ended December 31, 2001                 CEMEX Mexico    ETM    and eliminations   guarantors
                                                                   ------------  -------  -----------------  ----------
Operating activities
Net income                                                  Ps     8,492.0      1,636.5       (1,636.5)       8,492.0
Charges to operations which did not require resources.....        (2,479.4)      (975.7)       1,650.6       (1,804.5)
Resources provided by operating activities................         6,012.6        660.8           14.1        6,687.5
    Net change in working capital.........................        17,242.8    (11,098.4)          41.6        6,186.0
    Net resources provided by operating activities........        23,255.4    (10,437.6)          55.7       12,873.5
Financing activities
Bank loans and notes payable, net.........................          (58.1)         41.5          (41.5)         (58.1)
Long-term related parties receivables and payables, net...        40,847.7      8,384.8         -            49,232.5
Other noncurrent assets and liabilities, net..............         (148.3)       (114.6)         114.6         (148.3)
Resources used in financing activities....................        40,641.3      8,311.7           73.1       49,026.1
Investing activities
Property, plant and equipment, net........................          (805.5)      -              -              (805.5)
Investments in subsidiaries and affiliates................       (62,583.3)        74.5         (114.6)     (62,623.4)
Deferred charges..........................................          (451.5)        24.2          (13.9)        (441.2)
Other investments.........................................          (161.4)     1,326.2         -               1,164.8
    Resources used in investing activities................       (64,001.7)     1,424.9         (128.5)     (62,705.3)
    Change in cash and investments........................          (105.0)      (701.0)           0.3         (805.7)
    Cash and investments initial balance..................           522.3      1,376.6            0.2        1,899.1
    Cash and investments ending balance...................  Ps       417.3        675.6            0.5        1,093.4

----------------------------------------------------------------------------------------------------------------------------------

                                                                             Guarantors (Parent Company-only)
                                                                 ----------------------------------------------------
                                                                                          Adjustments       Combined
              For the year ended December 31, 2002               CEMEX Mexico    ETM    and eliminations   guarantors
                                                                 ------------  -------  -----------------  ----------
Operating activities
Net income................................................  Ps    (3,276.9)    (1,316.8)       1,316.8       (3,276.9)
Charges to operations which did not require resources.....         1,611.8      1,127.9       (1,316.8)       1,422.9
Resources provided by operating activities................        (1,665.1)      (188.9)        -            (1,854.0)
    Net change in working capital.........................         4,801.6        (26.2)         451.8        5,227.2
    Net resources provided by operating activities........         3,136.5       (215.1)         451.8        3,373.2
Financing activities
Bank loans and notes payable, net.........................            12.8         53.5         -                66.3
Dividends.................................................        (2,255.5)       -             -            (2,255.5)
Long-term related parties receivables and payables, net...       (53,630.5)       -             -           (53,630.5)
Other noncurrent assets and liabilities, net..............        53,452.1        -             -            53,452.1
Resources used in financing activities....................        (2,421.1)        53.5         -            (2,367.6)
Investing activities
Property, plant and equipment, net........................        (1,104.8)       -             -            (1,104.8)
Investments in subsidiaries and affiliates................       (10,774.3)       (23.2)          64.6      (10,732.9)
Deferred charges..........................................          (220.7)       (17.6)        (104.8)        (343.1)
Other investments.........................................        12,260.4        141.2         (411.6)      11,990.0
    Resources used in investing activities................           160.6        100.4         (451.8)        (190.8)
    Change in cash and investments........................           876.0        (61.2)        -               814.8
    Cash and investments initial balance..................           417.3        675.6            0.5        1,093.4
    Cash and investments ending balance...................  Ps     1,293.3        614.4            0.5        1,908.2

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)


Guarantors' Combined Statements of Changes in Financial Position:
----------------------------------------------------------------------------------------------------------------------------------

                                                                             Guarantors (Parent Company-only)
                                                                 ----------------------------------------------------
                                                                                          Adjustments       Combined
              For the year ended December 31, 2003               CEMEX Mexico    ETM    and eliminations   guarantors
                                                                 ------------  -------  -----------------  ----------
Operating activities
Net income................................................  Ps     3,665.2         938.1        (938.1)       3,665.2
Charges to operations which did not require resources.....        (3,124.0)        894.0         938.1       (1,291.9)
Resources provided by operating activities................           541.2       1,832.1        -             2,373.3
    Net change in working capital.........................        38,376.8       1,055.8     (25,561.0)      13,871.6
    Net resources provided by operating activities........        38,918.0       2,887.9     (25,561.0)      16,244.9
Financing activities
Bank loans and notes payable, net.........................          (252.8)         31.8        -              (221.0)
Dividends.................................................        (5,641.0)       -             -            (5,641.0)
Long-term related parties receivables and payables, net...       (38,743.3)       -           30,317.0       (8,426.3)
Other noncurrent assets and liabilities, net..............            35.4      (6,460.0)      6,460.0           35.4
Resources used in financing activities....................       (44,601.7)     (6,428.2)     36,777.0      (14,252.9)
Investing activities
Property, plant and equipment, net........................          (952.2)       -             -              (952.2)
Investments in subsidiaries and affiliates................         5,479.3      (1,009.0)     (6,460.2)      (1,989.9)
Deferred charges..........................................           602.2        -             -               602.2
Other investments.........................................            29.0       4,756.0      (4,756.0)          29.0
    Resources used in investing activities................         5,158.3       3,747.0     (11,216.2)      (2,310.9)
    Change in cash and investments........................          (525.4)        206.7          (0.2)        (318.9)
    Cash and investments initial balance..................         1,293.3         614.4           0.5        1,908.2
    Cash and investments ending balance...................  Ps       767.9         821.1           0.3        1,589.3

----------------------------------------------------------------------------------------------------------------------------------

Guarantors' Combined Statements of Changes in Financial Position:

Guarantors--Cash and investments

At December 31, 2002 and 2003, ETM's temporary investments are primarily comprised of CEMEX CPOs. In June 2003, CEMEX issued 817,515 CPOs through dividends to ETM amounting to Ps30.6.

Guarantors--Trade receivables

During December 2002, CEMEX Mexico and one of its subsidiaries established sales of trade accounts receivables program ("securitization program"). With this program, these companies effectively transferred control, risks and benefits related to some of the trade accounts receivable balances. As of December 31, 2002 and 2003, these balances amounted to Ps1,481.2 and Ps1,618.0 from CEMEX Mexico, respectively, and Ps754.9 and Ps862.9 from its subsidiary, respectively.

Guarantors--Investment in affiliates

At December 31, 2002 and 2003, of the Guarantors' total investment in affiliates, which are accounted for under the equity method, Ps79,058.3 and Ps92,472.2, respectively, correspond to investments in non-guarantors, and Ps205.3 in 2002 and Ps229.5 in 2003, are related to minority investments in third parties.

At December 31, 2003, the main Guarantors' investments in non-guarantors are in CEMEX Concretos, S.A. de C.V and CEMEX Internacional, S.A. de C.V., which together integrate the ready-mix concrete operations and export trading activities in Mexico; and CEDICE, which is the parent company of the international operations of CEMEX.

The investment in affiliates includes an effect of Ps647.5 corresponding to the cumulative effect of accounting change; see notes 23(k), with respect to asset retirement obligations, and 23(m) with respect to equity forward contracts.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Guarantors--Indebtedness

At December 31, 2002 and 2003, the Guarantors had total indebtedness of U.S.$24.9 million (Ps268.0) and U.S.$1.3 million (Ps15.2), respectively. At December 31, 2003, the average interest rate of this indebtedness was approximately 7.8%. Of the total indebtedness of the Guarantors at December 31, 2003, approximately U.S.$0.6 million (Ps6.8) matures in 2004 and U.S.$0.7 million (Ps8.4) matures in 2005 and thereafter.

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

                          Guarantors                                         Assets                  Liabilities
                     At December 31, 2002                            Short-Term    Long-Term   Short-Term  Long-Term
                                                                     -----------  ----------  -----------  -----------
CEMEX, S.A. de C.V...........................................    Ps      1,873.0       -           -          34,244.5
CEMEX Central, S.A. de C.V...................................              940.6       -           -           -
CEMEX Concretos, S.A. de C.V.................................              489.2       -           -           -
Impra Cafe, S.A. de C.V......................................              389.3       -           -           -
Proveedora Mexicana de Materiales, S.A. de C.V...............              234.0       -           -           -
Servicio CEMEX Mexico, S.A. de C.V. .........................              226.3       -           -           -
Poveedora de Fibras Textiles, S.A. de C.V....................              183.6       -           -           -
Inversora en Cales, S.A. de C.V..............................              178.0       -           -           -
Carbonifera San Patricio, S.A. de C.V........................               82.5       -           -           -
Inmobiliaria Rio la Silla, S.A. de C.V.......................               72.1        301.1      -           -
Aviacion Comercial de America, S.A. de C.V...................               35.8       -           -           -
Centro Distribuidor de Cemento, S.A. de C.V..................            -             -           -           6,607.3
CEMEX International Finance Company..........................            -             -         4,843.0       -
Petrocemex, S.A. de C.V......................................            -             -           708.4       2,856.4
CEMEX Internacional, S.A. de C.V.............................            -             -           608.0       -
Turismo CEMEX, S.A. de C.V...................................            -             -           265.3       -
Neoris de Mexico, S.A. de C.V................................            -             -           223.5       -
Mexcement Holdings S.A. de C.V...............................            -             -           113.2       -
Others.......................................................              199.7       -           358.1       -
                                                                 Ps      4,904.1        301.1    7,119.5      43,708.2

------------------------------------------------------------------------------------------------------------------------------------
                          Guarantors                                         Assets                 Liabilities
                     At December 31, 2003                            Short-Term   Long-Term   Short-Term   Long-Term
                                                                     -----------  ----------  -----------  -----------
CEMEX, S.A. de C.V...........................................    Ps        134.1      -           -           30,620.1
CEMEX Central, S.A. de C.V...................................              667.5      -           -            -
CEMEX Concretos, S.A. de C.V.................................              244.7      -           -            -
Impra Cafe, S.A. de C.V. ....................................              476.4      -           -            -
CEMEX Trademarks Worldwide...................................            -            -          4,860.3       -
Servicios CEMEX Mexico, S.A. de C.V. ........................              258.8      -           -            -
Poveedora de Fibras Textiles, S.A. de C.V. ..................            -            -             58.0       -
Inmobiliaria Rio la Silla, S.A. de C.V.......................            -             241.6      -            -
Centro Distribuidor de Cemento, S.A. de C.V. ................            -            -           -            6,361.1
CEMEX International Finance Company..........................            -            -          3,906.1       -
Petrocemex, S.A. de C.V......................................            -            -          1,124.9       2,750.0
CEMEX Internacional, S.A. de C.V.............................            -            -            608.4       -
Turismo CEMEX, S.A. de C.V.. ................................            -            -            255.2       -
Others.......................................................              381.2      -          1,701.1       -
                                                                 Ps      2,162.7       241.6    12,514.0      39,731.2

------------------------------------------------------------------------------------------------------------------------------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

The principal transactions carried out with affiliated companies are as follows:

                                                                                  Years ended December 31,
                                                                      -------------------------------------------------
                   Guarantors                                             2001               2002             2003
                                                                      --------------     -------------    -------------
Net sales......................................................... Ps      3,692.7           3,493.4          3,615.3
Purchases.........................................................          (559.9)         (1,024.0)        (1,309.9)
Selling and administrative expenses ..............................        (9,515.8)         (7,475.7)        (8,172.7)
Financial expense.................................................        (6,188.3)         (4,440.8)        (4,709.3)
Financial income .................................................         1,113.7             599.2            341.7
Other expense, net ............................................... Ps        (72.6)            (58.8)           280.2
                                                                      --------------     -------------    -------------

Net sales--The Guarantors sell cement and clinker to affiliated companies in arms-length transactions.

Purchases--The Guarantors purchase raw materials from affiliates in arms-length transactions.

Selling and administrative expenses--CEMEX allocates part of its corporate expense to the Guarantors, which also incur rental and trademark rights expenses payable to CEMEX.

Financial income and expense is recorded on receivables from and payables to affiliated companies as described above. Additionally, the Guarantors receive financial income on their temporary investment position, invested in the non-guarantor treasury company.

Guarantors--U.S. GAAP reconciliation of net income and stockholders' equity:

As discussed at the beginning of this note 23, the following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP and the effect on net income and stockholders' equity are presented below, with an explanation of the adjustments, as follows:

                                                                                   Years ended December 31,
                                                                            2001             2002              2003
                                                                           ------           ------            ------
 Net income reported under Mexican GAAP...........................   Ps     8,492.0          (3,276.9)         3,665.2
 Approximate U.S. GAAP adjustments:
 1. Amortization of pushdown goodwill (see note A)................           (198.4)              -                -
 2. Deferred income taxes and ESPS (see note B)...................         (1,264.9)          2,008.8             (8.0)
 3. Other employees' benefits (see note C)........................             (5.0)            (14.0)            34.6
 4. Inflation adjustment of machinery and equipment (see note D)..           (249.4)           (190.1)          (116.8)
 5. Other U.S. GAAP adjustments (see note E)......................         (1,287.5)            314.7           (167.1)
 6. Monetary position result (see note F).........................            231.5             513.4            112.3
     Total approximate U.S. GAAP adjustments......................         (2,773.7)          2,632.8           (145.0)
     Total approximate net income under U.S. GAAP.................   Ps     5,718.3            (644.1)         3,520.2

                                                                                             At December 31,
                                                                                  -------------------------------------
                                                                                       2002                 2003
                                                                                  ----------------     ----------------
Total stockholders' equity under Mexican GAAP.............................    Ps       64,603.6            72,674.6
Approximate U.S. GAAP adjustments:
 1. Effect of pushdown of goodwill, net (see note A)......................              2,018.3             2,029.8
 2. Deferred income taxes and ESPS (see note B)...........................             (2,281.3)           (3,270.9)
 3. Other employees' benefits (see note C)................................               (171.1)             (100.1)
4. Inflation adjustment for machinery and equipment (see note D)..........              4,088.1             2,162.9
 5. Other U.S. GAAP adjustments (see note E)..............................             (6,398.8)              551.3
                                                                                  ----------------     ----------------
     Total approximate U.S. GAAP adjustments..............................             (2,744.8)            1,373.0
                                                                                  ----------------     ----------------
     Total approximate stockholders' equity under U.S. GAAP...............   Ps        61,858.8            74,047.6
                                                                                  ----------------     ----------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Guarantors--Notes to the U.S. GAAP reconciliation:

A.   Business Combinations

In 1989 and 1990, through an exchange of its shares with CEMEX, CEMEX Mexico acquired substantially all its Mexican subsidiaries from CEMEX. The original excess of the purchase price paid by CEMEX over the fair value of the net assets of these subsidiaries was Ps7,255.9, of which Ps3,753.1, were recorded in ETM under Mexican GAAP at the time of the acquisition. The net adjustment in the Guarantors stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill, after eliminating the amounts recorded under Mexican GAAP, was Ps1,198.0 in 2002 and Ps1,209.6 in 2003.

In addition, during 1995, CEMEX acquired an additional 24.2% equity interest in TOLMEX, S.A. de C.V. ("TOLMEX"), through a public exchange offer pursuant to which CEMEX exchanged its own shares for TOLMEX's shares. TOLMEX merged during 1999 with other Mexican subsidiaries creating CEMEX Mexico. The excess of the purchase price paid by CEMEX over the fair value of the net assets of TOLMEX was Ps922.9. The net adjustment in the Guarantors stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill was Ps820.3 in 2002 and Ps820.2 in 2003.

Amortization expense related to these pushed-down goodwill amounts was recognized for purposes of the net income reconciliation to U.S. GAAP through 2001. As mentioned in note 23(a), for purposes of the reconciliation to U.S. GAAP, CEMEX adopted SFAS 142 and SFAS 144 in 2002. As a result of this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP and, therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is adjusted for purposes of the reconciliation of net income and stockholders' equity.

B. Deferred income taxes and Employees' Statutory Profit Sharing

Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at December 31, 2002 and 2003, represented income of Ps514.7 and expense of Ps680.7, respectively. In addition, deferred ESPS adjustment to U.S. GAAP was an expense of Ps2,796.0 in 2002 and an expense of Ps2,590.2 in 2003.

C. Other employees' benefits

The Guarantors do not accrue for severance payments and until December 31, 2002, did not accrue for vacation expense. These items are recognized when retirements occur or when vacation was taken. Beginning January 1, 2003, in accordance with new Mexican GAAP pronouncements, the Guarantors began to accrue for vacation expense on the basis of services rendered. As a result, at December 31, 2002, for purposes of the U.S. GAAP reconciliation, a vacation liability was determined in an amount of Ps30.6, which was cancelled at December 31, 2003. In addition, the Guarantors recognized, for purposes of the U.S. GAAP reconciliation, a liability for severance benefits for Ps140.5 in 2002 and Ps100.1 in 2003.

D.   Inflation Adjustment of Machinery and Equipment

As previously mentioned in note 23(i), for purposes of the U.S. GAAP reconciliation, fixed assets of foreign origin were restated using the inflation factor arising from the Consumer Price Index ("CPI") of each country, and depreciation is based upon the revised amounts.

E. Other U.S. GAAP adjustments

Deferred charges--For U.S. GAAP purposes, other deferred charges net of accumulated amortization that did not qualify for deferral under U.S. GAAP have been charged to expense, with a net effect in the net income reconciliation to U.S. GAAP of expense of Ps27.3and of Ps279.3 for the years ended December 31, 2001 and 2002, respectively. The net effect in the stockholders' equity reconciliation to U.S. GAAP was expenses of Ps513.6 in 2002, from the partial reversal of the adjustment. Mexican GAAP allowed the deferral of these expenses. This effect has been cancelled in stockholders' equity because the intangible assets were sold to Cemex Trademark Worldwide (CTW), an affiliated company, for a total amount of Ps494.5 in February 2003.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                        December 31, 2001, 2002 and 2003
          (Millions of constant Mexican pesos as of December 31, 2003)

Subsidiary companies--The Guarantors have adjusted their investment and their equity in the earnings of subsidiary companies for the share of the approximate U.S. GAAP adjustments applicable to these affiliates. The net effect in the stockholders' equity reconciliation to U.S. GAAP at December 31, 2002 and 2003 was expense of Ps5,885.2 and income of Ps551.3, respectively. The effect in the net income reconciliation to U.S. GAAP was expense of Ps1,260.2, income of Ps594.0 and expense of Ps167.1 in 2001, 2002 and 2003, respectively. From the U.S. GAAP adjustments to subsidiary companies in the Guarantors' reconciliation of stockholders' equity, expense of Ps2,281.3 in 2002 and expense of Ps3,270.9 in 2003, are related to deferred IT and deferred ESPS.

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

Supplemental Guarantors' Cash Flow Information under U.S. GAAP

The classifications of cash flows under Mexican GAAP and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between Mexican GAAP and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

For the Guarantors, the following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2001, 2002 and 2003, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power:

                                                                                    Years ended December 31,
                                                                        -------------------------------------------------
                                                                            2001              2002             2003
                                                                        --------------    -------------    --------------
 Net cash provided by operating activities.......................... Ps      (2,336.9)          2,001.4         6,969.9
 Net cash provided by (used in) financing activities................            (25.4)          2,418.5        (5,886.0)
 Net cash used in investing activities..............................          2,287.0          (3,555.4)       (1,561.2)
                                                                        --------------    -------------    --------------

Net cash flow from operating activities reflects cash payments for interests and income taxes as follows:

                                                                                    Years ended December 31,
                                                                        -------------------------------------------------
                                                                            2001              2002             2003
                                                                        --------------    -------------    --------------
 Interest paid...................................................... Ps         20.5             263.5            149.7
 Income taxes paid..................................................             -                 -                -
                                                                        --------------    -------------    --------------

Guarantors' non-cash activities are comprised of the following:

During 2001, the Guarantors acquired, from CEMEX, an equity interest in CEDICE for an amount of Ps37,466.4, which was credited against an account payable owed by CEMEX to the Guarantors at the end of such year.

Dividends declared to CEMEX amounting to Ps2,171.5 in 2002 and Ps6,460.0 in 2003 were recognized by the Guarantors as accounts payable to CEMEX as of December 31, 2002 and 2003, respectively.

Contingent liabilities of the Guarantors

As of December 31, 2002 and 2003, CEMEX Mexico and ETM guaranteed debt of CEMEX in the amount of U.S.$2,339 million and U.S.$3,145 million (see note
11C).

                   INDEPENDENT AUDITORS' REPORT ON SCHEDULES




The Board of Directors and Stockholders
CEMEX, S.A. de C.V.:

Under the date of January 15, 2004, we reported on the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2001, 2002 and 2003, which are included in this annual report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the annual report. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



KPMG Cardenas Dosal, S.C.

/s/  Leandro Castillo Parada

Leandro Castillo Parada

Monterrey, N.L. Mexico
January 15, 2004

                                                                      SCHEDULE I


                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                                Balance Sheets

         (Millions of constant Mexican Pesos as of December 31, 2003)



                                                                                            December 31,
                                                                                  ----------------- -- ---------------
     Assets                                                                             2002                 2003
                                                                                  -----------------    ---------------
Current Assets
   Cash and investments....................................................    Ps         382.3              108.6
   Other receivables (note 3)..............................................             1,123.9              712.1
   Related parties receivables (note 7)....................................            20,147.9              895.4
                                                                                  -----------------    ---------------
       Total current assets................................................            21,654.1            1,716.1
                                                                                  -----------------    ---------------

Investments and Noncurrent Receivables
   Investments in subsidiaries and affiliated companies (note 4) ..........            83,290.4           84,843.5
   Other investments.......................................................                84.7               71.7
   Other noncurrent accounts receivable....................................               511.7              940.9
   Long-term related parties receivables (note 7)..........................            17,147.0           34,436.5
                                                                                  -----------------    ---------------
       Total investments and noncurrent receivables........................           101,033.8          120,292.6
                                                                                  -----------------    ---------------

                                                                                  -----------------    ---------------
Land and Buildings.........................................................             1,754.7            1,738.5
                                                                                  -----------------    ---------------
Deferred Charges (note 5)..................................................             6,245.1            5,300.2
                                                                                  -----------------    ---------------

       Total Assets........................................................    Ps     130,687.7          129,047.4
                                                                                  =================    ===============


     Liabilities and Stockholders' Equity
 Current Liabilities
   Bank loans (note 6).........................................................Ps       6,976.9               730.6
   Notes payable (note 6)......................................................         3,187.9             1,889.9
   Current maturities of long-term debt (note 6)...............................         5,625.0               705.0
   Other accounts payable and accrued expenses ................................         2,963.3             2,816.8
   Related parties payable (note 7)............................................         6,083.0             4,677.9
                                                                                  -----------------    ----------------
       Total current liabilities...............................................        24,836.1            10,820.2
                                                                                  -----------------    ----------------
Long-Term Debt (notes 6 and 7)
   Long-Term Debt..............................................................        21,337.9            22,200.1
   Long-term related parties payables..........................................        17,183.9            24,146.1
                                                                                  -----------------    ----------------
       Total long-term debt....................................................        38,521.8            46,346.2
       Other long-term liabilities.............................................         1,449.0             1,808.8
                                                                                  -----------------    ----------------
Total Liabilities..............................................................        64,806.9            58,975.2
                                                                                  -----------------    ----------------

                                                                                  -----------------    ----------------
Stockholders' Equity...........................................................        65,880.8            70,072.2
                                                                                  -----------------    ----------------

       Total Liabilities and Stockholders' Equity..............................Ps     130,687.7           129,047.4
                                                                                  =================    ================

                 See accompanying notes to financial statements.

                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                             Statements of Income

          (Millions of constant Mexican Pesos as of December 31, 2003, except for earnings per share)

                                                                                   Years ended December 31,
                                                                          --------------- -- -------------- -- ---------------
                                                                               2001               2002               2003
                                                                          ---------------    --------------    ---------------
          Total revenues ..............................................Ps      13,828.0           5,560.4            3,733.4
       Administrative expenses.........................................            (90.1)         (110.4)               (54.8)
                                                                          ---------------    --------------    ---------------
          Operating income.............................................        13,737.9           5,450.0            3,678.6
                                                                          ---------------    --------------    ---------------

              Net comprehensive financing result.......................            33.9          (1,427.1)          ( 1,769.1)

       Other  income (expense), net....................................         (2,134.3)        ( 350.4)            4,367.7
                                                                          ---------------    --------------    ---------------

          Income before income taxes...................................        11,637.5           3,672.5            6,277.2

       Income tax benefit and business assets tax, net (note 8)........         1,389.1           2,294.4              790.2
                                                                          ---------------    --------------    ---------------

          Net income...................................................Ps      13,026.6           5,966.9            7,067.4
                                                                          ===============    ==============    ===============



          Basic earnings per share.....................................Ps          3.05              1.33               1.49
          Diluted earnings per share...................................Ps          3.03              1.33               1.46
                                                                          ===============    ==============    ===============

                 See accompanying notes to financial statements.

                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                  Statements of Changes in Financial Position

         (Millions of constant Mexican Pesos as of December 31, 2003)


                                                                                  Years ended December 31,
                                                                           ---------------   ---------------   ---------------
                                                                                 2001              2002              2003
                                                                           ---------------   ---------------   ---------------
Operating activities
   Net income..........................................................  Ps      13,026.6          5,966.9           7,067.4
   Charges to operations which did not require resources (note 9)......         (11,598.8)        (6,206.7)         (2,068.5)
                                                                           ---------------   ---------------   ---------------
      Resources (used in) provided by operating activities............            1,427.8           (239.8)          4,998.9
   Net change in working capital.......................................          (7,894.8)         1,132.1          18,112.7
                                                                           ---------------   ---------------   ---------------
      Net resources provided by (used in)  operating activities.......           (6,467.0)           892.3          23,111.6
                                                                           ---------------   ---------------   ---------------
Financing activities
   Proceeds from bank loans (repayments), net.........................            7,070.0          3,343.2          (9,394.6)
   Notes payable......................................................           (5,198.6)         4,238.8          (2,207.3)
   Dividends paid.....................................................           (3,369.1)        (3,750.1)         (3,963.0)
   Issuance of common stock from reinvestment of dividends............            3,015.3          3,203.8           3,700.0
   Issuance of common stock under stock option plan...................              115.4             75.8              43.0
   Acquisition of shares under repurchase program.....................             (245.6)          (400.6)            387.0
   Other financing activities, net....................................              628.1
                                                                                                     761.6             359.8
                                                                           ---------------   ---------------   ---------------
       Resources provided by financing activities.....................            2,015.5          7,472.5         (11,075.1)
                                                                           ---------------   ---------------   ---------------

Investing activities
   Long-term related parties receivables, net.........................          (38,601.4)        55,069.4         (10,327.3)
   Net change in investment in subsidiaries...........................           42,638.3        (65,643.7)         (7,007.2)
   Dividends received.................................................              -              2,396.6           5,501.3
   Deferred charges...................................................            1,156.5            (97.8)            (47.5)
   Other noncurrent accounts receivable...............................             (634.9)           123.2            (429.5)
                                                                           ---------------   ---------------   ---------------
       Resources (used in) provided by  investing activities..........            4,558.5         (8,152.3)        (12,310.2)
                                                                           ---------------   ---------------   ---------------
       Increase (decrease) in cash and investments....................              107.0            212.5            (273.7)
       Cash and investments at beginning of year......................               62.8            169.8             382.3
                                                                           ---------------   ---------------   ---------------
       Cash and investments at end of year............................ Ps           169.8            382.3             108.6
                                                                           ===============   ===============   ===============


                 See accompanying notes to financial statements.

                              CEMEX, S.A. DE C.V.
             NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)




1.       DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (CEMEX or the Company) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement and ready-mix concrete.

2.  SIGNIFICANT ACCOUNTING POLICIES

A)  BASIS OF PRESENTATION AND DISCLOSURE

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which include the recognition of the effects of inflation on the financial information.

B)  PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors for the Parent Company's financial statements of prior periods were calculated using Mexican inflation.

                                                                                 2001 to 2002         2002 to 2003
                                                                              -----------------    -----------------
    Restatement factor using Mexican inflation.............................       1.0559                1.0387
                                                                              -----------------    -----------------

C)  CASH AND INVESTMENTS

Investments include fixed-income securities with original maturities of three months or less, as well as marketable securities easily convertible into cash. Investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities are recorded at market value. Results from changes in market values, accrued interest and the effects of inflation are included in earnings as part of the Comprehensive Financing Result.

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

F) INTANGIBLE ASSETS, DEFERRED CHARGES AND AMORTIZATION (note 5)

Effective January 1, 2003, intangible assets acquired as well as costs incurred in the development stages of intangible assets are capitalized when associated future benefits are identified and the control on such benefits is demonstrated. Other expenditures are charged to earnings as incurred. Intangible assets are presented at their restated value and are classified as of definite life, which are amortized over the benefited periods, and as of indefinite life, which are not amortized since it cannot be accurately established the period in which the benefits associated with such intangibles will terminate. Amortization of intangible assets, except for goodwill, is calculated under the straight-line method.

Intangible assets acquired in a business combination are separately accounted for at fair value at the acquisition date, unless such value cannot be reasonably estimated, in which case, are included as part of goodwill, an intangible asset of indefinite life, which is nevertheless amortized. The Company amortizes goodwill under the present worth or sinking fund method, which is intended to provide a better matching of goodwill amortization with the revenues generated from the acquired companies. Goodwill generated before 1992 is amortized in a maximum of 40 years, while such generated from 1992 to date, is amortized in a maximum period of 20 years. Deferred charges previously recognized under former Bulletin C-8 will continue to be amortized in their original period. Intangible assets are subject to periodic impairment evaluations. The adoption of new Bulletin C-8 only implied grouping intangible assets in the categories indicated above.

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)

Direct costs incurred in debt issuances are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts on debt issuance, bank fees, fees paid to attorneys, agents, printers and consultants.

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

3.  OTHER ACCOUNTS RECEIVABLE AND OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts receivable as of December 31, 2002 and 2003 consist of:

                                                                                           2002              2003
                                                                                     ---------------    --------------
Non-trade receivables...........................................................  Ps        163.4              282.9
Receivables from valuation of derivative instruments............................          -                    110.0
Refundable income tax...........................................................            675.4                8.0
Other refundable taxes..........................................................            285.1              311.2
                                                                                     ---------------    --------------
                                                                                  Ps      1,123.9              712.1
                                                                                     ---------------    --------------

Other accounts payable and accrued expenses as of December 31, 2002 and 2003 consist of:

                                                                                           2002               2003
                                                                                     ---------------    ---------------
Other accounts payable and accrued expenses.....................................  Ps      1,525.5            1,483.2
Interest payable................................................................            606.1              319.6
Tax payable.....................................................................          -                    485.6
Dividends payable...............................................................              4.2                4.9
Provisions......................................................................          -                      6.9
Accounts payable from valuation of derivative instruments.......................            827.5              516.6
                                                                                     ----------- ---    ----------- ---
                                                                                  Ps      2,963.3            2,816.8
                                                                                     ----------- ---    ----------- ---

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)

Short-term provisions primarily consist of: (i) accruals for insurance payments and (ii) accruals related to the portion of legal assessments to be settled in short-term. Commonly, these amounts are revolving in nature and are to be settled and replaced by similar amounts within the next 12 months.


4.       INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

As of December 31, 2002 and 2003, investments in subsidiaries and affiliated companies accounted for by the equity method, are summarized as follows:

                                                                                          2002              2003
                                                                                     ---------------    --------------
Book value at acquisition date................................................    Ps    66,259.1          64,076.5
Equity in income and other changes in stockholders' equity of subsidiaries and
   affiliated companies.......................................................          17,031.3          20,767.0
                                                                                     ---------------    --------------
                                                                                  Ps    83,290.4          84,843.5
                                                                                     ---------------    --------------


5.       INTANGIBLE ASSETS AND DEFERRED CHARGES

At December 31, 2002 and 2003, intangible assets of indefinite life and deferred charges are summarized as follows:

                                                                                            2002             2003
                                                                                     ---------------    --------------
Intangible of indefinite useful life:
Goodwill.....................................................................     Ps         2,010.6           1,981.9
Accumulated amortization......................................................               (148.6)           (149.8)
                                                                                     ---------------    --------------
                                                                                             1,862.0           1,832.1
                                                                                     ---------------    --------------
Deferred Charges:
Deferred financing costs......................................................                 761.8             384.7
Deferred income taxes (note 17B)..............................................               3,709.7           3,023.9
Others........................................................................               1,501.5             415.6
Accumulated amortization .....................................................             (1,589.9)           (356.1)
                                                                                     ---------------    --------------
                                                                                             4,383.1           3,468.1
                                                                                     ---------------    --------------
                                                                                  Ps         6,245.1           5,300.2
                                                                                     ---------------    --------------


6.  SHORT AND LONG-TERM BANK LOANS AND NOTES PAYABLE

A total of 95.6% and 69.9% of the Parent Company-only short-term debt is denominated in dollars in 2002 and 2003, respectively.

Of the Parent Company-only long-term debt, approximately 77.0% and 89.0% is denominated in dollars in 2002 and 2003, respectively; the remaining debt in 2002 is primarily denominated in Mexican pesos.

The maturities of long-term debt as of December 31, 2003 are as follows:

                                                                                                         Parent
                                                                                                  --------------------
2005......................................................................                                 6,564.6
                                                                                               Ps
2006......................................................................                                 5,364.0
2007......................................................................                                 2,998.4
2008......................................................................                                 3,473.3
2009 and thereafter.......................................................                                 3,799.8
                                                                                                  --------------------
                                                                                               Ps          22,200.1
                                                                                                  --------------------

In the Parent Company-only balance sheet at December 31, 2003, there were short-term debt transactions amounting to U.S.$ 395 million ($4,439.8), classified as long-term debt, due to the Company's ability and the intention to refinance such indebtedness with the available amounts of the committed long-term lines of credit.

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)


7.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances receivable and payable with related parties as of December
31, 2002 and 2003 are:

                  Parent Company                                                     2002
                                                      -------------------------------------------------------------------
                                                                 Assets                            Liabilities
                                                      ------------------------------     --------------------------------
                                                        Short-Term        Long-Term        Short-Term         Long-Term
                                                      -------------     ------------     --------------     -------------
CEMEX Mexico, S.A. de C.V......................    Ps    20,048.8        16,764.2              -                  -
CEMEX International Finance Co.................            -                 -                 271.9          11,192.6
CEMEX Trademarks Worldwide Ltd.................            -                 -                 156.0           5,991.3
Empresas Tolteca de Mexico, S.A. de C.V........            -                 -               4,439.3              -
CEMEX Central, S.A. de C.V. ..........................     -                 -                 722.3              -
Assiut Cement Company.................................     -                 -                 395.1              -
International Investors LLC...........................     -               382.8                -                 -
CEMEX Asia PTE. Ltd...................................     -                 -                  73.9              -
Centro Distribuidor de Cemento, S.A. de C.V. .........     -                 -                  16.2              -
Sunbelt Trading, S.A. de C.V. ........................       45.6            -                  -                 -
CEMEX Concretos, S.A. de C.V. ........................       24.0            -                  -                 -
PT CEMEX Indonesia...................................        14.2            -                  -                 -
Other................................................        15.3            -                   8.3              -
                                                      -------------     ------------     --------------     -------------
                                                   Ps    20,147.9        17,147.0            6,083.0          17,183.9
                                                      -------------     ------------     --------------     -------------


                  Parent Company                                                     2003
                                                      -------------------------------------------------------------------
                                                                 Assets                            Liabilities
                                                      ------------------------------     --------------------------------
                                                        Short-Term        Long-Term        Short-Term         Long-Term
                                                      -------------     ------------     --------------     -------------
CEMEX Mexico, S.A. de C.V..........................Ps       745.5        34,236.9              -                  -
CEMEX International Finance Co........................      -                -                  39.6            20,119.2
Empresas Tolteca de Mexico, S.A. de C.V...............      -                -               4,496.4              -
CEMEX Irish Investment Company Limited................      -                -                  16.9             3,898.6
International Investors LLC...........................        9.7           199.6               -                 -
Centro Distribuidor de Cemento, S.A. de C.V...........        2.7            -                  -                  128.3
CEMEX Asia PTE. Ltd...................................      -                -                 118.6              -
CEMEX Manila Investments B. V.........................       55.6            -                  -                 -
Sunbelt Trading, S.A. ................................       47.6            -                  -                 -
CEMEX Venezuela S.A. de C.V...........................        8.4            -                  -                 -
CEMEX Colombia S.A....................................        6.7            -                  -                 -
Latin Asia Investments. Pte Ltd......................         5.6            -                  -                 -
Other................................................        13.6            -                   6.4              -
                                                      -------------     ------------     --------------     -------------
                                                   Ps       895.4        34,436.5            4,677.9            24,146.1
                                                      -------------     ------------     --------------     -------------


The main transactions carried out during the last three years with related parties are:


                                                                         2001              2002                2003
                                                                    ---------------    --------------     ---------------
  Rental income..............................................            302.0               288.1             275.7
                                      Ps
  License fees...............................................          1,941.8               191.8             516.8
  Financial expense..........................................           (642.4)             (834.0)           (792.8)
  Financial income...........................................          4,958.5             3,232.7           3,067.8

  Dividends received.........................................              -               2,253.0           5,641.0
                                                                    ---------------    --------------     ---------------

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)

8.  INCOME TAX (IT), BUSINESS ASSETS TAX (BAT)

In accordance with the effective tax legislation in Mexico, corporations must pay either income tax ("IT") or business assets tax ("BAT") depending on which amount is greater for their operations in Mexico. Both taxes recognize the effects of inflation, though in a manner different from Mexican GAAP.

The IT benefit, presented in the accompanying income statements, is summarized as follows:

                                                                        2001               2002               2003
                                                                    ---------------    -------------     -------------
Received from subsidiaries.................................      Ps        703.9             967.8          1,337.7
Deferred IT................................................                685.2           1,326.6           (547.5)
                                                                    ---------------    -------------     -------------
                                                                 Ps      1,389.1           2,294.4            790.2
                                                                    ---------------    -------------     -------------

Arising from its Mexican subsidiaries, the Company has accumulated IT loss carry forwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law:


                     Year in which tax loss occurred                                Amount of             Year of
                                                                                  carryforwards         expiration
                                                                                 ----------------    -----------------
1995....................................................................      Ps     1,776.6               2005
2000....................................................................               420.7               2010
2001....................................................................             3,265.7               2011
2002....................................................................             3,752.4               2012
2003....................................................................               872.2               2013
                                                                                 ----------------
                                                                              Ps    10,087.6
                                                                                 ----------------

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

The recoverable BAT as of December 31, 2003 is as follows:


                    Year in which BAT exceeded IT                                Amount of               Year of
                                                                              carryforwards             expiration
                                                                            -------------------      -----------------
1997...................................................................  Ps          162.4                 2007


9.       ITEMS NOT AFFECTING CASH FLOWS

For the years ended December 31, 2001, 2002 and 2003, items charged or credited to the results of operations, which did not generated the use of resources, are summarized as follows:

                                                                          2001             2002             2003
                                                                       -------------    -------------    -------------
Depreciation of properties..........................................Ps         5.2              5.2              5.2
Amortization of deferred charges and credits, net....................        665.4            195.2            319.7
Deferred income tax credited to results..............................        (685.2)        (1,326.6)
                                                                                                               547.5
Equity in income of subsidiaries and affiliates......................     (11,584.2)        (5,080.5)        (2,940.9)
                                                                       -------------    -------------    -------------
                                                                    Ps    (11,598.8)        (6,206.7)        (2,068.5)
                                                                       -------------    -------------    -------------

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)

10.      CONTINGENCIES AND COMMITMENTS

As of December 31, 2002 and 2003, CEMEX has signed as guarantor of loans made to certain subsidiaries for approximately U.S.$55.2 million and U.S. $ 1,322 million, respectively. As of the same date, the Company and certain subsidiaries have guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S. $175.0 million and U.S. $55 million, respectively.

                                                                     SCHEDULE II

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                       December 31, 2001, 2002 and 2003
         (Millions of constant Mexican Pesos as of December 31, 2003)

            Valuation and Qualifying Accounts as of December 31, 2001, 2002 and 2003, is a follows:

                Description                     Balance at    Charged to                                Balance at
                                                 beginning     costs and                                  end of
                                                 of period     expenses     Deductions    Others (1)      period
                                                ------------  ------------  ------------  --------------------------
Year ended December 31, 2001:
  Allowance for doubtful accounts........... Ps    521.4          84.0          43.9         (5.7)        555.8
                                                ------------  ------------  ------------  ------------ -------------

Year ended December 31, 2002:
  Allowance for doubtful accounts...........       555.8         267.4         314.9         20.4         528.7
                                                ------------  ------------  ------------  ------------ -------------

Year ended December 31, 2003:
  Allowance for doubtful accounts...........       528.7         351.2         281.2         33.4         632.1
                                                ------------  ------------  ------------  ------------ -------------


(1) Amounts included in "Others" primarily result from the effects of foreign currency translation and the inflation adjustment of the initial balance in the restatement to constant pesos as of the end of the same period.

                                 EXHIBIT INDEX

Exhibit
  No.                              Description
-------                            -----------

    1.1      Amended and Restated By-laws of CEMEX, S.A. de C.V.(a)

    2.1 Form of Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs.
             (b)

    2.2 Amendment Agreement, dated as of November 21, 2002, amending the Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs. (b)

    2.3      Form of CPO Certificate. (b)

    2.4 Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated as of August 10, 1999, among CEMEX, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares. (b)

    2.5 Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares. (b)

    2.6 Form of Certificate for shares of Series A Common Stock of CEMEX, S.A. de C.V. (b)

    2.7 Form of Certificate for shares of Series B Common Stock of CEMEX, S.A. de C.V. (b)

    2.8      Form of appreciation warrant deed. (b)

    2.9      Form of CPO Purchasing and Disbursing Agreement. (c)

    2.10     Form of appreciation warrant certificate. (c)

    2.11 Form of Warrant Deposit Agreement among CEMEX, S.A. de C.V., Depositary and holders and beneficial owners of American Depositary Warrants. (c)

    2.12 Form of American Depositary Warrant Receipt (included in Exhibit 2.10). (c)

    4.1 Note and Guarantee Agreement dated as of March 15, 2001, by and among CEMEX, Inc., as issuer, Valenciana, as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and the several purchasers named therein, in connection with the offering and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A Guaranteed Senior Notes due 2006,(euro)50,000,000 aggregate principal amount of Series B Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C Guaranteed Senior Notes due 2008. (d)

    4.2 Credit facility dated as of October 29, 2001, by and among Compania Valenciana de Cementos Portland, S.A., as borrower, Banco Bilbao Vizcaya Argentaria, S.A., Salomon Brothers International Limited, and Deutsche Bank AG as mandated lead arrangers and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of(euro)800 million. (e)

    4.3 Agreement and Plan of Merger, dated as of June 11, 2002, among CEMEX, S.A. de C.V., Tricem Acquisition, Corp. and the Puerto Rican Cement Company, Inc. (f)

    4.4 ABN AMRO Special Corporate Services B.V. Forward Contract, dated as of December 13, 2002. (g)

    4.5      Citibank, N.A. Forward Contract, dated as of December 13, 2002.
             (g)

    4.6 Credit Suisse First Boston International Forward Contract, dated as of December 13, 2002. (g)

    4.7 Deutsche Bank AG, London Branch, Forward Contract, dated as of December 13, 2002. (g)

    4.8      ING Bank, N.V. Forward Contract, dated as of December 13, 2002.
             (g)

    4.9      JPMorgan Chase Bank Forward Contract, dated as of December 13,
             2002. (g)

    4.10     Societe Generale Forward Contract, dated as of December 13, 2002.
             (g)

    4.11 Note Purchase Agreement dated June 23, 2003, by and among CEMEX Espana Finance, LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers named therein, in connection with the issuance by CEMEX Espana Finance, LLC of U.S.$103 million aggregate principal amount of Senior Notes due 2010, U.S.$96 million aggregate principal amount of Senior Notes due 2013, U.S.$201 million aggregate principal amount of Senior Notes due 2015. (h)

    4.12 First Amended and Restated Reimbursement and Credit Agreement dated as of August 8, 2003, by and among, CEMEX, S.A. de C.V., as Issuer, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors, Barclays Bank PLC, New York Branch, as Issuing Bank, Documentation Agent and Administrative Agent, the several lenders party thereto and Barclays Capital, The Investment Banking Division of Barclays Bank PLC, as Joint Arranger and Banc of America Securities LLC, as Joint Arranger and Syndication Agent., for an aggregate principal amount of U.S.$400,000,000. (h)

    4.13 $1,150,000,000 Term Loan Agreement, dated October 15, 2003, by and among New Sunward Holding B.V. as borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. as guarantors, and the several lenders named therein. (h)

    4.14 Early Termination Amendment to ABN AMRO Special Corporate Services B.V. Forward Contract, dated as of October 15, 2003. (h)

    4.15 Early Termination Amendment to Citibank, N.A. Forward Contract, dated as of October 15, 2003. (h)

    4.16 Early Termination Amendment to Credit Suisse First Boston International Forward Contract, dated as of October 15, 2003. (h)

    4.17 Early Termination Amendment to Deutsche Bank AG, London Branch, Forward Contract, dated as of October 15, 2003. (h)

    4.18 Early Termination Amendment to ING Bank, N.V. Forward Contract, dated as of October 15, 2003. (h)

    4.19 Early Termination Amendment to JPMorgan Chase Bank Forward Contract, dated as of October 15, 2003.(h)

    4.20 Early Termination Amendment to Societe Generale Forward Contract, dated as of October 15, 2003. (h)

    4.21 Term and Revolving Facilities Agreement, dated as of March 30, 2004, by and among CEMEX Espana, as borrower, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of(euro)250,000,000 and(Y)19,308,000,000. (h)

    8.1      List of subsidiaries of CEMEX, S.A. de C.V. (h)

    12.1 Certification of the Principal Executive Officer of CEMEX, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
             (h)

    12.2 Certification of the Principal Financial Officer of CEMEX, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
             (h)

    12.3 Certification of the Principal Executive Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

    12.4 Certification of the Principal Financial Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

    12.5 Certification of the Principal Executive Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

    12.6 Certification of the Principal Financial Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)

    13.1 Certification of the Principal Executive and Financial Officers of CEMEX, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)

    13.2 Certification of Principal Executive and Financial Officers of CEMEX Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
             (h)

    13.3 Certification of Principal Executive and Financial Officers of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to 18 U.S.C.
             Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)

    14.1 Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A. de C.V., which appears in this Annual Report on Form 20-F. (h)

_______________

(a) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 of CEMEX, S.A. de C.V. (Registration No. 333-11382), filed with the Securities and Exchange Commission on August 27, 2003.

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

(d) Incorporated by reference to Amendment No. 1 to the annual report on Form 20-F/A of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on November 19, 2001.

(e) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2002.

(f) Incorporated by reference to the Tender Offer Statement on Schedule TO of Tricem Acquisition, Corp. and CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on July 1, 2002.

(g) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2003.

(h)   Filed herewith.