Form 20-F
period 2004-12-31
CEMEX SA DE CV
filed 2005-05-27
CIK 1076378

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM 20-F
(Mark One)
         |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
         |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended December 31, 2004
                                      OR
         |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For  the transition period from __________ to _______________

         Commission file number  1-14946 _____________________________________


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

         Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre,
                     Garza Garcia, Nuevo Leon, Mexico 66265
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


                      Title of each class                                    Name of each exchange on which registered
  American Depositary Shares ("ADSs"), each ADS representing five
     Ordinary Participation Certificates (Certificados de
     Participacion Ordinarios) ("CPOs"), each CPO representing
     two Series A shares and one Series B share(1)                                      New York Stock Exchange
----------------------------------------------------------------          ------------------------------------------------

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


                  1,789,730,511 CPOs (1)
                  3,703,634,244 Series A shares (including Series A shares underlying CPOs) (1)
                  1,851,817,122 Series B shares (including Series B shares underlying CPOs) (1)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


         Yes  |X|    No
             -----     -----

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17         Item 18  |X|
                 -----          -----

(1) This information does not give effect to the stock split approved by shareholders on April 28, 2005, which is expected to be effected in July 2005. For further description of the stock split, see "Presentation of Financial Information."


                                       TABLE OF CONTENTS

                                                                                                                   Page
                                                                                                                   ----
PART I................................................................................................................3

   Item 1 -  Identity of Directors, Senior Management and Advisors....................................................3

   Item 2 -  Offer Statistics and Expected Timetable..................................................................3

   Item 3 -  Key Information..........................................................................................3
     Risk Factors.....................................................................................................3
     Mexican Peso Exchange Rates......................................................................................8
     Selected Consolidated Financial Information......................................................................9

   Item 4 -  Information on the Company..............................................................................13
     Business Overview...............................................................................................13
     RMC Business Overview...........................................................................................16
     Our Production Processes........................................................................................18
     User Base.......................................................................................................18
     Our Business Strategy...........................................................................................19
     Our Corporate Structure.........................................................................................21
     North America...................................................................................................22
     Europe, Asia and Africa.........................................................................................29
     South America, Central America and the Caribbean................................................................34
     Our Trading Operations..........................................................................................40
     Description of RMC Operations...................................................................................41
     Regulatory Matters and Legal Proceedings........................................................................45

   Item 5 -  Operating and Financial Review and Prospects............................................................52
     Cautionary Statement Regarding Forward Looking Statements.......................................................52
     Overview........................................................................................................52
     Critical Accounting Policies....................................................................................53
     Results of Operations...........................................................................................56
     Liquidity and Capital Resources.................................................................................69
     Research and Development, Patents and Licenses, etc.............................................................75
     Trend Information...............................................................................................76
     Summary of Material Contractual Obligations and Commercial Commitments..........................................77
     Off-Balance Sheet Arrangements..................................................................................78
     Qualitative and Quantitative Market Disclosure..................................................................78
     Investments, Acquisitions and Divestitures......................................................................83
     U.S. GAAP Reconciliation........................................................................................85
     Newly Issued Accounting Pronouncements Under U.S. GAAP..........................................................85

   Item 6 - Directors, Senior Management and Employees...............................................................87
     Senior Management and Directors.................................................................................87
     Board Practices.................................................................................................92
     Compensation of Our Directors and Members of Our Senior Management..............................................92
     Employees.......................................................................................................98
     Share Ownership.................................................................................................98

   Item 7 -  Major Shareholders and Related Party Transactions.......................................................99
     Major Shareholders..............................................................................................99
     Related Party Transactions.....................................................................................100




   Item 8 -  Financial Information..................................................................................100
     Consolidated Financial Statements and Other Financial Information..............................................100
     Legal Proceedings..............................................................................................100
     Dividends......................................................................................................100
     Significant Changes............................................................................................101

   Item 9 -  Offer and Listing......................................................................................102
     Market Price Information.......................................................................................102

   Item 10 -  Additional Information................................................................................103
     Articles of Association and By-laws............................................................................103
     Material Contracts.............................................................................................110
     Exchange Controls..............................................................................................112
     Taxation.......................................................................................................112
     Documents on Display...........................................................................................115

   Item 11 -  Quantitative and Qualitative Disclosures About Market Risk............................................115

   Item 12 -  Description of Securities Other than Equity Securities................................................115

PART II.............................................................................................................116

   Item 13 -  Defaults, Dividend Arrearages and Delinquencies.......................................................116

   Item 14 -  Material Modifications to the Rights of Security Holders and Use of Proceeds..........................116

   Item 15 -  Controls and Procedures...............................................................................116

   Item 16A -  Audit Committee Financial Expert.....................................................................117

   Item 16B -  Code of Ethics.......................................................................................117

   Item 16C -  Principal Accountant Fees and Services...............................................................117

   Item 16E -  Purchases of Equity Securities by the Issuer and Affiliated Purchasers...............................118

PART III............................................................................................................119

   Item 17 -  Financial Statements..................................................................................119

   Item 18 -  Financial Statements..................................................................................119

   Item 19 -  Exhibits..............................................................................................119

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES ...........................................................F-1

SCHEDULE I - Parent Company Only Financial Statements ..............................................................S-2

SCHEDULE II - Valuation and Qualifying Accounts ...................................................................S-11


                                 INTRODUCTION

         CEMEX, S.A. de C.V. is incorporated as a stock corporation with variable capital organized under the laws of the United Mexican States. Except as the context otherwise may require, references in this annual report to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A. de C.V., its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, references in this annual report to "CEMEX," "we," "us" or "our" refer solely to CEMEX, S.A. de C.V. and its consolidated subsidiaries. See note 1 to our consolidated financial statements included elsewhere in this annual report.

                     PRESENTATION OF FINANCIAL INFORMATION

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which differ in significant respects from U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, unless otherwise indicated, all financial data presented in this annual report are stated in constant Pesos as of December 31, 2004. See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. Non-Peso amounts included in those statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable. Those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under Item 3 -- "Key Information -- Mexican Peso Exchange Rates" as of the relevant period or date, as applicable.

         On April 28, 2005, our shareholders approved a new stock split, which we expect to occur in July 2005. In connection with the stock split, each of our existing series A shares will be surrendered in exchange for two new series A shares, and each of our existing series B shares will be surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. The number of our existing ADSs will not change as a result of the stock split; instead the ratio of CPOs to ADSs will be modified so that each existing ADS will represent ten new CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders will not change as a result of the stock split. The financial data set forth in this annual report have not been adjusted to give retroactive effect to the stock split.

         References in this annual report to "U.S.$" and "Dollars" are to U.S. Dollars, references to "(euro)" are to Euros, references to "(pound)"and "Pounds" are to British Pounds, references to "(Y)" and "Yen" are to Japanese Yen and, unless otherwise indicated, references to "Ps," "Mexican Pesos" and "Pesos" are to constant Mexican Pesos as of December 31, 2004. The Dollar amounts provided in this annual report and the financial statements included elsewhere in this annual report, unless otherwise indicated, are translations of constant Peso amounts, at an exchange rate of Ps11.14 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2004. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. See Item 3 -- "Key Information -- Selected Consolidated Financial Information."

         The noon buying rate for Pesos on December 31, 2004 was Ps 11.15 to U.S.$1.00 and on April 29, 2005 was Ps11.08 to U.S.$1.00.

                                CO-REGISTRANTS

         Our co-registrants are wholly-owned subsidiaries that have provided a corporate guarantee guaranteeing payment of our 9.625% Notes due 2009. These subsidiaries, which we refer to as our guarantors, are CEMEX Mexico, S.A. de C.V., or CEMEX Mexico, and Empresas Tolteca de Mexico, S.A. de C.V., or Empresas Tolteca de Mexico. The guarantors, together with their subsidiaries, account for substantially all of our revenues and operating income. See Item 4 -- "Information on the Company -- North America -- Our Mexican Operations." Pursuant to Rule 12h-5 under the

Securities Exchange Act of 1934 (the "Exchange Act"), no separate financial statements or other disclosures concerning the guarantors other than the narrative disclosures and financial information set forth in note 24(x) to our consolidated financial statements have been presented in this annual report.

                                    PART I

Item 1 -  Identity of Directors, Senior Management and Advisors
          -----------------------------------------------------

         Not applicable.

Item 2 -  Offer Statistics and Expected Timetable
          ---------------------------------------

         Not applicable.

Item 3 -  Key Information
          ---------------

Risk Factors

         Many factors could have an effect on our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, environmental, political, industry, business, financial and climate conditions. The principal factors are described below.

We may not be able to realize the expected benefits from our acquisition of RMC or the expected benefits from future acquisitions.

         A key element of our growth strategy is to integrate our recently acquired operations with existing operations. Our ability to realize the expected benefits from these acquisitions depends, in large part, on our ability to integrate the new operations with existing operations in a timely and effective manner. These efforts may not be successful. Furthermore, our growth strategy depends on our ability to identify and acquire suitable assets at desirable prices. We cannot assure you that we will be successful in identifying or purchasing suitable assets in the future. If we fail to make further acquisitions, we may not be able to continue to grow in the long term at our historic rate.

         On March 1, 2005, we completed our acquisition of RMC Group p.l.c., or RMC, a leading international producer and supplier of cement, ready-mix concrete and aggregates, for a total purchase price of approximately U.S.$5.8 billion, which included approximately U.S.$1.7 billion of assumed debt. RMC, which is headquartered in the United Kingdom, has significant operations in the United Kingdom, Germany, France and the United States, as well as operations in other European countries and globally. At that time, we estimated that we would achieve approximately U.S.$200 million of annual savings by 2007 through cost-saving synergies. See Item 4 "Information on the Company -- Description of RMC Operations." Our success in realizing these cost savings and deriving significant benefits from this acquisition will depend on our ability to standardize management processes, capitalize on trading network benefits, consolidate logistics and improve global procurement and energy efficiency.

         In addition, although we have realized our expected benefits from acquisitions in the past, the acquired companies were primarily engaged in cement operations, which have traditionally been the focus of our business. Also, the companies we have acquired in the past have had significant operations in only one country. The integration of RMC's worldwide operations, which consist primarily of ready-mix concrete and aggregates operations, presents new challenges as it requires us to simultaneously integrate operations in many different countries and focus on ready-mix concrete and aggregates operations on a global scale, in addition to our traditional focus on cement operations. See Item 4 "Information on the Company -- Our Business Strategy."

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

We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities.

         We have incurred and will continue to incur significant amounts of debt, which could have an adverse effect on the price of our Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs. Our indebtedness may have important consequences, including increased interest costs if we are unable to refinance existing indebtedness on satisfactory terms. In addition, the debt instruments governing a substantial portion of our indebtedness contain various covenants that require us to maintain financial ratios, restrict asset sales and restrict our ability to use the proceeds from a sale of assets. Consequently, our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities could be limited. As of December 31, 2004, we had outstanding debt equal to Ps66.1 billion (U.S.$5.9 billion), not including obligations under equity derivative transactions in our own stock. The aggregate amount of debt we incurred in connection with the RMC acquisition was approximately U.S.$5.8 billion, including our assumption of debt of approximately US$1.7 billion. Approximately U.S.$819 million of the U.S.$5.8 billion of debt incurred in connection with the RMC acquisition was included in our outstanding debt as of December 31, 2004.

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

         A substantial portion of our outstanding debt is denominated in Dollars and Yen; as of March 31, 2005, the portions were 58% and 7%, respectively. This debt, however, must be serviced by funds generated from sales by our subsidiaries. As of the date of this annual report, we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar and Yen denominated debt. Consequently, we have to use revenues generated in Pesos or other currencies to service our Dollar and Yen denominated debt. See Item 5 -- "Operating and Financial Review and Prospects -- Qualitative and Quantitative Market Disclosure -- Interest Rate Risk, Foreign Currency Risk and Equity Risk -- Foreign Currency Risk." A devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar or the Yen could adversely affect our ability to service our debt. During 2004, Mexico and Spain, our main non-U.S. Dollar denominated operations, generated approximately half of our sales (approximately 33% and 16%, respectively), before eliminations resulting from consolidation. In 2004, approximately 22% of our sales were generated in the United States, with the remaining 29% of our sales being generated in several countries, with a number of currencies having material depreciations against the Dollar and the Yen. During 2004, the Peso appreciated 0.9% against the Dollar and depreciated 3.9% against the Yen, while the Euro appreciated 7.1% against the Dollar and appreciated 2.6% against the Yen.

         In connection with our acquisition of RMC, we incurred a substantial amount of debt denominated in Pounds. As of March 31, 2005, approximately U.S.$1.3 billion, or 12%, of our outstanding indebtedness was Pound denominated. However, we believe that our generation of revenues in Pounds will be sufficient to service these obligations.

Our derivative instruments may have adverse effects on the market for our securities.

         We have equity forward contracts in our own stock, which we entered into as a means of meeting our obligations that may require us to deliver significant numbers of shares of our stock under our employee stock option programs. The estimated fair value of these equity forward contracts is linked to the market price of our CPOs or ADSs. As of December 31, 2004, the notional amount of our outstanding obligations under our equity forward contracts was approximately U.S.$1.2 billion, with an estimated fair value gain of U.S.$66.2 million. Pursuant to the terms of our equity forward contracts, if the shares underlying our equity forward agreements suffer a substantial decrease in market value, we could be required to compensate for the decrease in market value. If we default on this obligation, the counterparties to our equity forward contracts have the option of either requiring us to repurchase the underlying shares or selling the underlying shares into the market, which may adversely affect the price of our CPOs and ADSs.

We are disputing some tax claims, an adverse resolution of which may result in a significant additional tax expense.

         We have received notices from the Mexican tax authorities of tax claims in respect of the tax years from 1992 through 1996 for an aggregate amount of approximately Ps3.6 billion, including interest and penalties through December 31, 2004. An adverse resolution of these claims could materially reduce our net income. See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings -- Tax Matters."

Our operations are subject to environmental laws and regulations.

         Our operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which we operate, such as regulations regarding the release of cement into the air or emissions of greenhouse gases. Stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us or result in the need for additional investments in pollution control equipment, either of which could result in a material decline in our profitability in the short term.

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

         In 2004, the largest percentage of our net sales (33%) and total assets (23%), at year-end, were in Mexico. If the Mexican economy experiences a recession or if Mexican inflation and interest rates increase significantly, our net income from our Mexican operations may decline materially because construction activity may decrease, which may lead to a decrease in sales of cement and ready-mix concrete. The Mexican government does not currently restrict the ability of Mexicans or others to convert Pesos to Dollars, or vice versa. The Mexican Central Bank has consistently made foreign currency available to Mexican private sector entities to meet their foreign currency obligations. Nevertheless, if shortages of foreign currency occur, the Mexican Central Bank may not continue its practice of making foreign currency available to private sector companies, and we may not be able to purchase the foreign currency we need to service our foreign currency obligations without substantial additional cost.

         As of and for the year ended December 31, 2004, we had operations in the United States (22% of net sales and 16% of total assets), Spain (16% of net sales and 12% of total assets), Venezuela (4% of net sales and 3% of total assets), Central America and the Caribbean (8% of net sales and 5% of total assets), Colombia (3% of net sales and 3% of total assets), the Philippines (2% of net sales and 3% of total assets), other Asian countries, including Thailand (2% of total assets), and Egypt (2% of net sales and 2% of total assets). With the recent acquisition of RMC, our geographic diversity has significantly increased. In addition to Spain and the United States, RMC has operations in 20 countries including the United Kingdom, France, Germany, Croatia, Poland and Latvia. As in the case of Mexico, adverse economic conditions in any of these countries may produce a negative impact on our net income from our operations in that country.

         In recent years, Venezuela has experienced considerable volatility and depreciation of its currency, high interest rates, political instability and declining asset values. Additionally, Venezuela has experienced increased inflation, decreased gross domestic product and labor unrest, including a general strike. In response to this situation, and in an effort to shore up the economy and control inflation, Venezuelan authorities have imposed foreign exchange and price controls on specified products, including cement. Although the political uncertainty in Venezuela has diminished since the August 2004 referendum on President Chavez's presidency, following which President Chavez has consolidated his majority in Congress and his control over the Supreme Court, these foreign exchange and price controls remain in place. These developments have had and may continue to have an impact on cement prices and an adverse effect on the construction sector in Venezuela, reducing demand for cement and ready-mix concrete, which may continue to affect our sales and net income adversely.

         We believe that Egypt also represents an important market for our future growth. Rising instability in the Middle East, however, has resulted from, among other things, civil unrest, extremism, the continued deterioration of Israeli-Palestinian relations and the recent war in Iraq. There can be no assurance that political turbulence in the Middle East will abate at any time in the near future or that neighboring countries, including Egypt, will not be drawn into the conflict. In Egypt, extremists have engaged in a sometimes violent campaign against the government in recent years. There can be no assurance that extremists will not escalate their opposition in Egypt or that the government will continue to be successful in maintaining the prevailing levels of domestic order and stability. Since 2000, the Egyptian government devalued the pound four times, and in January 2003, it decided to let the pound trade as a freely floating currency. During 2003, the Egyptian pound depreciated approximately 35% against the Dollar; while during 2004, the Egyptian pound appreciated against the Dollar by approximately 1%. The potential impact of the floating exchange rate system and of measures by the Egyptian government aimed at improving Egypt's investment climate continues to be uncertain. Weakened investor confidence as a result of currency instability as well as any of the other foregoing circumstances could have a material adverse effect on the political and economic stability of Egypt and consequently on our Egyptian operations.

         The September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon temporarily disrupted the trading markets in the United States and caused declines in major stock markets around the world. Since those attacks, there have been terrorist attacks in Indonesia and Spain and ongoing threats of future terrorist attacks in the United States and abroad. In response to these terrorist attacks and threats, the United States has instituted several anti-terrorism measures, most notably, the formation of the Office of Homeland Security, a formal declaration of war against terrorism and the ongoing armed conflicts in Iraq and Afghanistan. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, including the conflicts in Iraq and Afghanistan, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to economic contraction in the United States or any other of our major markets. In addition, current and projected United States budget deficits may have an adverse effect on the public construction sector. Economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

         PT Semen Gresik (Persero) Tbk., or Gresik, an Indonesian cement producer in which we own a 25.5% interest, has experienced ongoing difficulties at PT Semen Padang , or Semen Padang, the subsidiary of Gresik that owns and operates the Padang plant, including the effective loss of operational and financial control of Semen Padang, the inability to prepare consolidated financial statements that include Semen Padang's operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. After the failure of several attempts to reach a negotiated or mediated solution to these problems involving Gresik, on December 10, 2003, CEMEX Asia Holdings, Ltd., or CAH, our subsidiary through which we hold our interest in Gresik, filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. CAH is seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. ICSID has accepted and registered CAH's request for arbitration and issued a formal notice of registration on January 27, 2004. On May 10, 2004, an Arbitral Tribunal was established to hear the dispute. The Indonesian government has objected to the Tribunal's jurisdiction over the claims asserted in CAH's request for arbitration, and a hearing to resolve these jurisdictional objections is expected to take place during 2005. We cannot predict what effect, if any, this action will have on our investment in Gresik, how the Tribunal will rule on the Indonesian government's jurisdictional objections or the merits of the dispute, or the time-frame in which the Tribunal will rule. See Item 4 -- "Information on the Company -- Europe, Asia and Africa -- Our Asian Operations -- Our Indonesian Equity Investment" and "-- Regulatory Matters and Legal Proceedings -- Other Legal Proceedings."

You may be unable to enforce judgments against us.

         You may be unable to enforce judgments against us. We are a stock corporation with variable capital, or sociedad anonima de capital variable, organized under the laws of Mexico. Substantially all our directors and officers and some of the experts named in this annual report reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce judgments against them or against us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by Lic. Ramiro G. Villarreal, General Counsel of CEMEX, that it may not be possible to enforce, in original actions in Mexican courts, liabilities predicated solely on the U.S. federal securities laws and it may not be possible to enforce, in Mexican courts, judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

Mexican Peso Exchange Rates

         Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de Mexico) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso depreciated against the Dollar by 1.2% in 2000, appreciated against the Dollar by 4.7% in 2001, depreciated against the Dollar by 13% in 2002, depreciated against the Dollar by 8.3% in 2003 and appreciated against the Dollar by 0.9% in 2004. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de Mexico, S.A., or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

         The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

                                         CEMEX Accounting Rate                                Noon Buying Rate
                             ----------------------------------------------     ------------------------------------------
                               End of                                             End of
Year ended December 31,        Period    Average(1)     High        Low           Period    Average(1)    High        Low
                                                                                ----------  -----------  ------    -------
2000.....................       9.62         9.46       10.10       9.19           9.62          9.46     10.09      9.18
2001.....................       9.17         9.33        9.99       8.95           9.16          9.34      9.97      8.95
2002.....................      10.38         9.76       10.35       9.02          10.43          9.66     10.43      9.00
2003.....................      11.24        10.84       11.39      10.10          11.24         10.85     11.41     10.11
2004.....................      11.14        11.29       11.67      10.81          11.15         11.29     11.64     10.81

Monthly (2004-2005)
    October..............      11.54          --         11.54      11.24          11.54         --         11.54     11.24
    November.............      11.23          --         11.53      11.23          11.24         --         11.53     11.24
    December.............       11.14         --         11.35      11.11          11.15         --         11.33     11.11
    January..............      11.19          --         11.39      11.17          11.21         --         11.41     11.17
    February.............      11.10          --         11.21      11.08          11.09         --         11.21     11.04
    March................      11.16          --         11.31      10.99          11.18         --         11.33     10.98
    April................      11.06          --         11.25      11.04          11.08         --         11.23     11.04

(1) The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.

         On April 29, 2005, the noon buying rate for Pesos was Ps11.08 to U.S.$1.00 and the CEMEX accounting rate was Ps11.06 to U.S.$1.00.

         For a discussion of the financial treatment of our operations conducted in other currencies, see Item 3 -- "Key Information -- Selected Consolidated Financial Information."

Selected Consolidated Financial Information

         The financial data set forth below as of and for each of the five years ended December 31, 2004 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included elsewhere in this annual report. These financial statements were approved by our shareholders at the 2004 annual general meeting, which took place on April 28, 2005.

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, unless otherwise indicated, all financial data presented below and elsewhere in this annual report are stated in constant Pesos as of December 31, 2004. See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

         Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under Item 3 -- "Key Information -- Mexican Peso Exchange Rates," as of the relevant period or date, as applicable.

         Under Mexican GAAP, each time we report results for the most recently completed period, the Pesos previously reported in prior periods should be adjusted to Pesos of constant purchasing power as of the most recent balance sheet by multiplying the previously reported Pesos by a weighted average inflation index. This index is calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion that our assets in each country represent of our total assets. The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of December 31, 2004:


                                                              Annual Weighted         Cumulative Weighted
                                                               Average Factor          Average Factor to
                                                                                        December 31, 2004
                                                             ---------------------  -------------------------
           2000......................................             0.9900                     1.2686
           2001......................................             1.0916                     1.2814
           2002......................................             1.1049                     1.1738
           2003......................................             1.0624                     1.0624
           --------------------------------------------- -------------------------- -------------------------

         The Dollar amounts provided below and, unless otherwise indicated, elsewhere in this annual report are translations of constant Peso amounts at an exchange rate of Ps11.14 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2004. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2004 was Ps11.15 to U.S.$1.00 and on April 29, 2005 was Ps11.08 to U.S.$1.00. From December 31, 2004 through April 29, 2005, the Peso appreciated by approximately 0.6% against the Dollar, based on the noon buying rate for Pesos.


                                          CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                       Selected Consolidated Financial Information

                                                                     As of and for the year ended December 31,
                                                   -----------------------------------------------------------------------------
                                                     2000        2001         2002          2003          2004          2004
                                                   ---------- ---------    ----------    ---------    ----------     -----------
                                                            (in millions of constant Pesos as of December 31, 2004 and
                                                              Dollars, except ratios and share and per share amounts)
Income Statement Information:
Net sales....................................      Ps  68,595 Ps 81,350     Ps 79,725    Ps 85,553     Ps 90,784     U.S.$ 8,149
Cost of sales(1).............................         (38,329)  (45,758)      (44,541)     (49,319)      (51,092)         (4,586)
Gross profit.................................          30,266    35,592        35,184       36,234        39,692           3,563
Operating expenses...........................         (10,081)  (16,165)      (19,217)     (18,857)      (19,064)        (1,711)
Operating income.............................          20,185    19,427        15,967       17,377        20,628           1,852
Comprehensive financing income (cost), net(2)          (2,122)    3,110        (4,013)      (3,194)        1,485             133
Other income (expense), net..................          (2,860)   (4,899)       (4,744)      (5,454)       (5,390)          (484)
Income before income tax, business assets tax,
     employees' statutory profit sharing and
     equity in income of affiliates..........          15,203     17,638        7,210        8,729        16,723           1,501
Minority interest............................             952      1,802          452          363           233              21
Majority interest net income.................          12,195     13,840        6,339        7,508        14,562           1,307
Earnings per share(3)(4).....................            2.95       3.24         1.41         1.58          2.92            0.26
Dividends per share(3)(5)(6).................            0.77       0.82         0.85         0.82          0.87            0.08
Number of shares outstanding(3)(7)...........           4,169      4,379        4,562        4,861         5,093           5,093

Balance Sheet Information:
Cash and temporary investments...............           3,760      5,034        4,400        3,479         3,814             342
Net working capital investment(8)............          11,301     10,959        8,523        6,875         5,850             525
Property, machinery and equipment, net.......         110,247    105,051      109,212      110,642       107,094           9,613
Total assets.................................         192,320    190,707      194,154      191,250       193,623          17,381
Short-term debt..............................          36,144     12,074       16,977       15,870        11,627           1,044
Long-term debt...............................          33,060     51,053       53,294       54,176        54,439           4,887
Minority interest(9).........................          29,261     23,211       14,704        6,352         4,333             389
Stockholders' equity (excluding minority
     interest)(10)...........................          64,082     72,577       69,992       74,445        87,234           7,831
Book value per share(3)(7)...................           15.36      16.57        15.34        15.32         17.13            1.53

Other Financial Information:
Operating margin.............................           29.4%      23.9%        20.0%        20.3%         22.7%           22.7%
EBITDA(11)                                             24,769     26,505       23,359       25,173        28,276           2,538
Ratio of EBITDA to interest expense, capital
     securities dividends and preferred equity
     dividends...............................            4.00       4.39         5.23         5.27          6.82            6.82
Investment in property, machinery and equipment,
     net.....................................           4,860      6,002        5,166        4,703         4,835             434
Depreciation and amortization................           5,968      9,314        9,324        9,850         9,551             857
Net resources provided by operating
     activities(12)..........................          21,237     27,733       20,271       18,704        24,828           2,229
Basic earnings per CPO(3)(4).................            8.85       9.72         4.23         4.74          8.76            0.79


                                                                     As of and for the year ended December 31,
                                                   -----------------------------------------------------------------------------
                                                     2000        2001         2002         2003          2004          2004
                                                   ---------- ---------    ----------    ---------    ----------     -----------
                                                    (in millions of constant Pesos as of December 31, 2004 and Dollars, except per share amounts)
US. GAAP (13):
Income Statement Information:
Majority net sales...........................       Ps 64,631  Ps 72,753    Ps 73,649   Ps 84,047     Ps  89,857      U.S.$8,066
Operating income.............................          15,731     11,629        11,904    14,340          16,512           1,482
Majority net income..........................          10,037     11,640         6,182         8,720      17,965           1,613
Basic earnings per share.....................            2.44       2.90          1.38          1.84        3.60            0.32
Diluted earnings per share...................            2.40       2.87          1.38          1.80        3.58            0.32

Balance Sheet Information:
Total assets.................................         190,718    178,789       185,611       196,340     206,359          18,524
Total long-term debt.........................          33,150     43,088        45,125        47,204      43,639           3,917
Shares subject to mandatory redemption (14)..              --         --            --           782          --              --
Minority interest............................           7,811      8,783         5,689         5,711       4,536             407
Other mezzanine items (14)...................          26,865     18,611        14,331            --          --              --
Total majority stockholders' equity..........          50,436     53,788        56,591        74,955      92,633           8,315

                                                                                      (footnotes on next page)


______________
(1)  Cost of sales includes depreciation.
(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, results from valuation and liquidation of financial instruments, including derivatives and marketable securities, foreign exchange result, net and monetary position result. See Item 5 "-- "Operating and Financial Review and Prospects."
(3) Our capital stock consists of series A shares and series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of December 31, 2004, approximately 96.6% of our outstanding share capital was represented by CPOs. On April 28, 2005, our shareholders approved a new stock split, which we expect to occur in July 2005. In connection with the stock split, each of our existing series A shares will be surrendered in exchange for two new series A shares, and each of our existing series B shares will be surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. The proportional equity interest participation of existing shareholders will not change as a result of the stock split. Although earnings per share, dividends per share, book value per share, earnings per CPO and the number of shares outstanding for the years ended December 31, 2000 through 2004 were not adjusted to give retroactive effect to the stock split, the following table presents such line items on a pro forma basis giving effect to the stock split.


                                                               As of and for the year ended December 31,
                                              -------------------------------------------------------------------------
                                                 2000         2001        2002         2003        2004          2004
                                              --------     ---------  ----------    ---------  ---------    -----------
                                                 (in constant Pesos as of December 31, 2004 and Dollars, except share amounts)
     Pro forma per share information under
          Mexican GAAP:
     Earnings per share.....................   Ps  1.48    Ps   1.62   Ps   0.71   Ps    0.79   Ps   1.46    U.S.$ 0.13
     Dividends per share....................       0.39         0.41        0.43         0.41        0.44          0.04
     Book value per share...................       7.68         8.29        7.67         7.66        8.57          0.77
     Basic earnings per CPO................        4.43         4.86        2.12         2.37        4.38          0.40

     Pro forma per share information under
          U.S. GAAP:
     Basic earnings per share...............       1.22         1.45        0.69         0.92        1.80          0.16
     Diluted earnings per share.............       1.20         1.44        0.69         0.90        1.79          0.16

     Pro forma number of shares:
     Number of shares outstanding...........      8,338        8,758       9,124        9,722      10,186        10,186


(4) Earnings per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 21 to the consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying each year's basic earnings per share by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican GAAP.
(5) Dividends declared at each year's annual shareholders' meeting are reflected as dividends of the preceding year.
(6) In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in constant Pesos as of December 31, 2004, were as follows: 2001, Ps2.31 per CPO (or Ps0.77 per share); 2002, Ps2.46 per CPO (or Ps0.82 per share); 2003, Ps2.55 per CPO (or Ps0.85 per share); and 2004, Ps2.46 per CPO (or Ps0.82 per share). As a result of dividend elections made by shareholders, in 2001, Ps99 million in cash was paid and approximately 70 million additional CPOs were issued in respect of dividends declared for the 2000 fiscal year; in 2002, Ps273 million in cash was paid and approximately 64 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; in 2003, Ps71 million in cash was paid and approximately 99 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year; and in 2004, Ps167 million in cash was paid and approximately 75 million additional CPOs were issued in respect of dividends declared for the 2003 fiscal year. For purposes of the table, dividends declared at each year's annual shareholders' meeting for each period are reflected as dividends for the preceding year. At our 2004 annual shareholders' meeting, which was held on April 28, 2005, our shareholders approved a dividend of Ps2.60 per CPO (Ps0.87 per share) for the 2004 fiscal year. Shareholders will be entitled to receive the dividend in either stock or cash consistent with our past practices.
(7) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8) Net working capital investment equals trade receivables plus inventories less trade payables.
(9) In connection with a preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at December 31, 2000, 2001 and 2002 includes a notional amount of U.S.$1.5 billion (Ps16.7 billion), U.S.$900 million (Ps10.0 billion) and U.S.$650 million (Ps7.2 billion), respectively, of preferred equity issued in November 2000 by our Dutch subsidiary. In October 2003, we redeemed all the U.S.$650 million of preferred equity outstanding. The balance sheet item minority interest at December 31, 2003 includes an aggregate liquidation amount of U.S.$66 million (Ps735 million) of 9.66% Putable Capital Securities, which were initially issued by one of our subsidiaries in May 1998 in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. In November 2004, we exercised a purchase option and redeemed all the outstanding capital securities. Until January 1, 2004, for accounting purposes under Mexican GAAP, this transaction was recorded as minority interest in our balance sheet and dividends paid on the capital securities were recorded as minority interest net income in our income statement. Accordingly, minority interest net income includes capital securities dividends in the amount of approximately U.S.$17 million (Ps207.4 million) in 2000, U.S.$76.1 million (Ps913.8 million) in 2001, U.S.$23.2 million (Ps275.9 million) in 2002 and U.S.$12.5 million (Ps153.6 million) in 2003. As of January 1, 2004, as a result of new accounting pronouncements under Mexican GAAP, this transaction was recorded as debt in our balance sheet and dividends paid on the capital securities during 2004, which amounted to approximately U.S.$5.6 million (Ps66.1 million), were recorded as part of financial expenses in our income statement.

(10) In December 1999, we entered into forward contracts with a number of banks covering 21,000,000 ADSs. In December 2002, we agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts with the same banks on similar terms to the original forward transactions. Under the new forward contracts the banks retained the ADSs underlying the original forward contracts, which had increased to 25,457,378 ADSs as a result of stock dividends through June 2003. As a result of this net settlement, we recognized in December 2002 a decrease of approximately U.S.$98.3 million (Ps1,095.1 million) in our stockholders' equity, arising from changes in the valuation of the ADSs. In October 2003, in connection with an offering of all the ADSs underlying those forward contracts, we agreed with the banks to settle those forward contracts for cash. As a result of the final settlement in October 2003, we recognized an increase of approximately U.S.$18.1 million (Ps201.6 million) in our stockholders' equity, arising from changes in the valuation of the ADSs from December 2002 through October 2003. During the life of these forward contracts, the underlying ADSs were considered to have been owned by the banks and the forward contracts were treated as equity transactions, and, therefore, changes in the fair value of the ADSs were not recorded until settlement of the forward contracts.
(11) EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of the our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income, which we consider to be the most comparable measure as determined under Mexican GAAP. We are not required to prepare a statement of cash flows under Mexican GAAP and therefore do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.

                                                                       For the year ended December 31,
                                                   -------------------------------------------------------------------------
                                                      2000        2001         2002        2003        2004         2004
                                                   ----------   ---------   ----------  ----------   ---------    ----------
                                                     (in millions of constant Pesos as of December 31, 2004 and Dollars)
    Reconciliation of EBITDA to operating income
    EBITDA........................................  Ps 24,769   Ps 26,505    Ps 23,359   Ps 25,173   Ps 28,276    U.S.$2,538
    Less:
         Depreciation and amortization expense....      4,584       7,078        7,392       7,796       7,648          686
    Operating income..............................     20,185      19,427       15,967      17,377      20,628        1,852


(12) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions.
(13) We have restated the information at and for the years ended December 31, 2000, 2001, 2002 and 2003 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico, as required by Regulation S-X under the Exchange Act, instead of using the weighted average restatement factors used by us according to Mexican GAAP and applied to the information presented under Mexican GAAP of prior years. See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to CEMEX.
(14) For financial reporting under U.S. GAAP, until December 31, 2002, elements that did not meet either the definition of equity, or the definition of debt, were presented under a third group, commonly referred to as "mezzanine items." As of December 31, 2002, these elements, as they relate to us, included our preferred equity and our putable capital securities described in note 9 above and our obligation under the forward contracts described in note 10 above. As of December 31, 2003, as a result of the adoption of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," these elements were presented as a separate line item within liabilities. For a more detailed description of these elements, as they related to us, see notes 15(E), 15(F) and 24(m) to our consolidated financial statements included elsewhere in this annual report.

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

Business Overview

         We are a stock corporation with variable capital, or sociedad anonima de capital variable, organized under the laws of the United Mexican States ("Mexico") with our principal executive offices in Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre, Garza Garcia, Nuevo Leon, Mexico 66265. Our main phone number is (011-5281) 8888-8888. CEMEX's agent for service, exclusively for actions brought by the Securities and Exchange Commission pursuant to the requirements of the United States Federal securities laws, is CEMEX, Inc., located at 840 Gessner Road, Suite 1400, Houston, Texas 77024.

         CEMEX was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At the 2002 annual shareholders' meeting, this period was extended to the year 2100. CEMEX's full legal and commercial name is CEMEX, Sociedad Anonima de Capital Variable.

         CEMEX is the third largest cement company in the world, based on installed capacity as of December 31, 2004 of approximately 81.7 million tons. We are one of the world's largest traders of cement and clinker, having traded over 10 million tons of cement and clinker in 2004. We are a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. We are a global cement manufacturer with operations in North, Central and South America, Europe, the Caribbean, Asia and Africa. Following the March 2005 acquisition of RMC, based on year-end 2004 numbers, CEMEX had an installed capacity of approximately 98.7 million tons of cement, enhancing its position as the third largest cement company in the world. CEMEX, with RMC, is now the largest ready-mix concrete company in the world with an annual production in 2004 of of 75 million cubic meters of ready-mix concrete and is the fourth largest aggregates company in the world with an annual production in 2004 of 170 million tons of aggregates. As of December 31, 2004, we had worldwide assets of approximately Ps193.6 billion (U.S.$17.4 billion) (without giving effect to the RMC acquisition or the recent sale of several U.S. assets described below). On April 29, 2005, we had an equity market capitalization of approximately Ps135.2 billion (U.S.$12.2 billion).

         As of December 31, 2004, our main cement production facilities were located in Mexico, Spain, Venezuela, Colombia, the United States, Egypt, the Philippines, Thailand, Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico. As of December 31, 2004, our assets, cement plants and installed capacity, on an unconsolidated basis, were as set forth below. Installed cement capacity, which refers to theoretical annual cement production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. It also includes, generally, our proportional interest in the installed capacity of companies in which we hold a minority interest, but does not include our proportional interest in installed capacity derived from our 18.8% interest in RMC as of December 31, 2004.


                                                                                     As of December 31, 2004(1)
                                                                          ----------------------------------------------
                                                                             Assets                       Installed
                                                                          (in billions                     Capacity
                                                                           of constant       Number of    (millions of
                                                                              Pesos)       Cement Plants  tons per annum)
                                                                          ------------     -------------  ---------------
North America
     Mexico........................................................          Ps  64.4             15           27.2
     United States.................................................              44.8             13           14.3
Europe, Asia and Africa
     Spain.........................................................              32.8              8           11.0
     Asia..........................................................              12.2              4           10.9
     Egypt.........................................................               6.0              1            4.9
South America, Central America and the Caribbean
     Venezuela.....................................................               8.5              3            4.6
     Colombia......................................................               9.2              5            4.8
     Central America and the Caribbean.............................              13.6              5            3.7
Cement and Clinker Trading Assets and Other Operations.............              83.5             --            0.3

__________
(1) The information in the table does not give effect to the following transactions, which described below: (i) the acquisition of RMC that was completed on March 1, 2005, (ii) the sale of U.S. assets completed on March 31, 2005 and (iii) the sale of our 11.92% interest in Cementos Bio Bio, S.A. announced on April 26, 2005.

         In the above table, "Asia" includes our Asian subsidiaries, and, for purposes of the columns labeled "Assets" and "Installed Capacity," includes our 25.5% interest, as of December 31, 2004, in Gresik. As of December 31, 2004, in addition to the four cement plants owned by our Asian subsidiaries, Gresik operated four cement plants with an installed capacity of 17.3 million tons. In the above table, "Central America and the Caribbean" includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and other assets in the Caribbean region. In the above table, "Cement and Clinker Trading Assets and Other Operations" includes our 11.9% interest as of December 31, 2004 in Cementos Bio Bio, S.A., a Chilean cement producer having three cement plants with an installed capacity of approximately 2.25 million tons, and intercompany accounts receivable of CEMEX (the parent company only) in the amount of Ps33.8 billion, which are eliminated in consolidation.

         During the last 15 years, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following have been our most significant acquisitions over the last five years:

         o On September 27, 2004, in connection with a public offer to purchase RMC's outstanding shares, CEMEX UK Limited, our indirect wholly-owned subsidiary, acquired 50 million shares of RMC for approximately (pound)432 million (U.S.$786 million, based on a Pound/Dollar exchange rate of (pound)0.5496 to U.S.$1.00 on September 27, 2004), which represented approximately 18.8% of RMC's outstanding shares. On March 1, 2005, following board and shareholder approval and clearance from applicable regulators, CEMEX UK Limited purchased the remaining 81.2% of RMC's outstanding shares and completed our acquisition of RMC. The transaction value of this acquisition, including our assumption of approximately U.S.$1.7 billion of RMC's debt, was approximately U.S.$5.8 billion.

         o In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$99.7 million. Located in Dixon, Illinois, the single cement plant has an annual production capacity of 560,000 tons. This cement plant was sold on March 31, 2005 as part of the U.S. asset sale described below.

         o In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc., or PRCC. The aggregate value of the transaction was approximately U.S.$281.0 million, including approximately U.S.$100.8 million of assumed net debt.

         o In July 2002, we increased our equity interest in CEMEX Asia Holdings, Ltd., or CAH, a subsidiary originally created to co-invest with institutional investors in Asian cement operations, to 77.7%. Through quarterly share exchanges (CAH shares for CEMEX CPOs) with CAH investors in 2003 and 2004, we further increased our equity interest in CAH to 92.3%. In August 2004, we acquired an additional 6.83% interest in CAH for approximately U.S.$70 million, thereby increasing our total equity interest in CAH to 99.1%.

         o In July 2002, we purchased, through a wholly-owned indirect subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in the Phillipine cement company Solid Cement Corporation, or Solid, for approximately U.S.$95 million.

         o In May 2001, we acquired, through CAH, a 100% economic interest in Saraburi Cement Company Ltd., a cement company based in Thailand with an installed capacity of approximately 700,000 tons, for a total consideration of approximately U.S.$73 million. In July 2002, Saraburi Cement Company changed its legal name to CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand).

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

         As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives.

         On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participacoes S.A, a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The combined capacity of the two cement plants sold was approximately two million tons per year and the operations of these plants represented approximately 10% of our U.S. operations' operating cash flow for the year ended December 31, 2004.

         On April 26, 2005, we announced the divestiture of our 11.92% interest in Cementos Bio Bio, S.A., a cement company in Chile, for approximately U.S.$65 million. The proceeds from the sale will be applied to reduce debt.

         For the year ended December 31, 2004, our net sales, before eliminations resulting from consolidation, were divided among the countries in which we operate as follows:

                              [GRAPHIC OMITTED]



         For a description of a breakdown of total revenues by geographic markets for each of the years ended December 31, 2002, 2003 and 2004, please see Item 5 -- "Operating and Financial Review and Prospects."

RMC Business Overview

         RMC is a leading international producer and supplier of materials, products and services used primarily in the construction industry. It has operating units in 22 countries, primarily in Europe and the United States, and it employs over 26,000 people worldwide. The geographic distribution of RMC's cement operations is shown in the following table.


                                                                             As of December 31, 2004
                                                                        ---------------------------------
                                                                                             Installed
                                                                                              Capacity
                                                                           Number of        (millions of
                                                                         Cement Plants    tons per annum)
                                                                        ---------------   ---------------
North America
     United States.................................................              1                 0.9
Europe, Asia and Africa
     United Kingdom................................................              3                 2.7
     Germany.......................................................              3                 6.4
     Croatia.......................................................              3                 2.6
     Latvia........................................................              1                 0.4
     Poland........................................................              2                 3.1
     Lithuania(1)..................................................             --                 0.9
                                                                        ---------------   ---------------
Total                                                                           13                17.0


__________

(1) Includes our proportional interest in a cement plant (34.5%).

         RMC is one of Europe's largest producers of cement and one of the world's largest suppliers of ready-mix concrete and aggregates. In 2004, it sold 14.4 million tons of cement, 51.4 million cubic meters of ready-mix concrete and 131.6 million tons of aggregates.

         RMC's cement assets include 13 cement plants and 8 cement grinding mills. The cement plants are located in Croatia, Germany, Latvia, Poland, the U.K. and the U.S. RMC's total cement capacity is 17 million tons.

         CEMEX and RMC both have operations in the U.S. and Spain. In the U.S., RMC's primary businesses are in California (aggregates, cement and concrete), the Carolinas and Georgia (concrete), Florida (aggregates and concrete) and the southwest states of Arizona, New Mexico and Texas (aggregates and concrete). In Spain (aggregates and concrete), the business is predominantly located around Madrid, Barcelona, Valencia and Alicante.

         The revenue information set forth below with respect to RMC's operations for the year ended December 31, 2004 has been derived from RMC's audited annual financial statements for 2004. RMC's financial statements were prepared by RMC in accordance with U.K. GAAP, which differs in significant respects from Mexican GAAP.

         For the year ended December 31, 2004, RMC's revenues from continuing operations, before revenues from unconsolidated joint ventures and associated entities of approximately (pound)351.7 million, were approximately (pound)4,121.1 million and were divided by geographic region as follows:






                              [GRAPHIC OMITTED]





         For further description of RMC's operations, see "--Description of RMC Operations."

Our Production Processes

         Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Mortar is the mixture of cement with finely ground limestone used in some construction applications. Ready-mix concrete is the mixture of cement, aggregates such as sand and gravel and water.||

         Aggregates are naturally occurring sand and gravel or crushed stone such as granite, limestone and sandstone and are used in the production of ready-mixed concrete, roadstone, concrete products, lime, cement and mortar in the construction industry. Aggregates are obtained either from land based sources such as sand and gravel pits and rock quarries or by dredging marine deposits.

Cement Production Process

         We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone in different proportions in a large storage area. The mix is usually dried by the application of heat in order to remove humidity acquired in the quarry. The crushed raw materials are fed in pre-established proportions, which vary depending on the type of cement to be produced, into a grinding process, which mixes the various materials more thoroughly and reduces them further in size in preparation for the kiln. In the kiln, the raw materials are calcined, or processed, at a very high temperature, to produce clinker. Clinker is the intermediate product used in the manufacture of cement obtained from the mixture of limestone and clay with iron oxide.

         There are two primary processes used to manufacture cement, the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2004, 47 of our 54 operative production plants used the dry process, five used the wet process and two used both processes. Three of the seven production plants that use the wet process are located in Venezuela. The remaining four production plants that use the wet process are located in Colombia, Nicaragua, and the Philippines. In addition, nine of RMC's cement plants used the dry process, and four used the wet process. In the wet process, the raw materials are mixed with water to form slurry which is fed into the kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker. Finally, clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

Ready-Mix Concrete Production Process

         The production of ready-mix concrete is made of cement, with fine and coarse aggregate, water and admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time). The hardening of concrete occurs due to the chemical reaction of hydration -- the addition of water fills the voids in the mixture, turning it into a solid mass.

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

Our Business Strategy

         We seek to continue to strengthen our global leadership by growing profitably through integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix and aggregates

         Subject to economic conditions that may affect our ability to complete acquisitions, we intend to continue adding assets to our existing portfolio.

         We intend to continue to geographically diversify our cement, ready-mix and aggregates operations and to vertically integrate in new and existing markets by investing in, acquiring and developing complementary operations along the cement value chain. We believe that managing our cement, ready-mix and aggregates operations as an integrated business can make them more efficient and more profitable than if they were run separately.

         By selectively participating in markets that have long-term growth potential, and by purchasing operations that benefit from our management and turnaround expertise and assets that further integrate our existing portfolio, in most cases, we have been able to increase our cash flow and return on capital employed.

         We normally consider opportunities for, and routinely engage in preliminary discussions concerning, acquisitions.

Allocate capital effectively

         We evaluate potential acquisitions in light of our three primary investment principles:

         o The potential for increasing the acquired entity's value should be principally driven by factors that we can influence, particularly the application of our management and turnaround expertise;

         o    The acquisition should not compromise our financial strength;
              and

         o The acquisition should offer a higher long-term return on our investment than our cost of capital and should offer a minimum return on capital employed of at least ten percent.

         In order to minimize our capital commitments and maximize our return on capital, we will continue to analyze potential capital raising sources available in connection with acquisitions, including sources of local financing and possible joint ventures.

Leverage platforms to achieve optimal operating standards and quickly integrate acquisitions

         By continuing to produce cement at low cost, we believe that we will continue to generate cash flows sufficient to support our present and future growth. We strive to reduce our overall cement production related costs and corporate overhead through strict cost management policies and through improving efficiencies. We have implemented several worldwide standard platforms as part of this process. These platforms were designed to develop efficiencies and better practices, and we believe they will further reduce our costs, streamline our processes and extract synergies from our global operations. In addition, we have implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which are expected to assist us in lowering costs.

         With each international acquisition, we have refined the implementation of both the technological and managerial processes required to rapidly integrate acquisitions into our existing corporate structure. The implementation of the aforementioned platforms has allowed us to integrate our acquisitions more rapidly and efficiently.

         We plan to continue to eliminate redundancies at all levels, streamline corporate structures and centralize administrative functions to increase our efficiency and lower costs. In addition, in the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality.

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

Provide the best value proposition to our customers

         We believe that by pursuing our objective of integrating our business along the cement value chain we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions we can provide our customers more reliable sourcing as well as higher quality services and products.

         We continue to focus on developing new competitive advantages that will differentiate us from our competitors. In addition, we are strengthening our commercial and corporate brands in an effort to further enhance the value of our products and our services for our customers. Our lower cost combined with our higher quality service has allowed us to make significant inroads in these areas.

         We believe our Construrama branding and our other marketing strategies in Mexico will strengthen our distribution network, foster greater loyalty among distributors and further fortify our commercial network. With Construrama, we are enhancing the operating and service standards of our distributors, providing them with training, a standard image and national publicity. Our other strategy, which we call "Multiproductos," helps our distributors offer a wider array of construction materials and reinforces the subjective value of our products in their customers.

         In Spain, we have implemented several initiatives to increase the value of our services to our clients such as mobile access to account information, 24-hour bulk cement dispatch capability, night delivery of ready-mix cement, and a customer loyalty incentive program.

Strengthen our financial structure

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

Focus on attracting, retaining and developing a diverse, experienced and motivated management team

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

Our Corporate Structure

         We are a holding company and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2004. The chart also shows, for each company, our approximate direct or indirect percentage equity or economic ownership interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include our intermediary holding companies and our operating company subsidiaries.|






                               [OBJECT OMITTED]

North America

         As of and for the year ended December 31, 2004, North America, which includes our operations in Mexico and the United States, represented approximately 55% of our net sales, 50% of our total installed capacity and 39% of our total assets.

Our Mexican Operations

Overview

         Our Mexican operations represented approximately 33% of our net sales in 2004.

         At December 31, 2004, we owned 100% of the outstanding capital stock of CEMEX Mexico. CEMEX Mexico is a direct subsidiary of CEMEX and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX Mexico, indirectly, is also the holding company for our international operations.

         At December 31, 2004, CEMEX Mexico owned approximately 100% of the outstanding capital stock of Empresas Tolteca de Mexico. Empresas Tolteca de Mexico is a holding company for some of our operating companies in Mexico.

         CEMEX Mexico and Empresas Tolteca de Mexico, together with their subsidiaries, account for substantially all the revenues and operating income of our Mexican operations.

         Since the early 1970s, we have pursued a growth strategy designed to strengthen our core operations and to expand our activities beyond our traditional market in northeastern Mexico. This strategy has transformed our Mexican operations from a regional participant into the leading Mexican cement manufacturer. The process was largely completed with our acquisition of Cementos Tolteca, S.A. de C.V. in 1989, which increased our installed capacity for cement production by 6.5 million tons. Since the Cementos Tolteca acquisition, we have added 7.0 million tons of installed capacity in Mexico through acquisitions, expansion, modernization and the construction of new plants. Our largest new construction project in Mexico in the 1990s was the Tepeaca plant, which began operations in 1995 and had an installed capacity as of December 31, 2004 of 3.3 million tons. During the second quarter of 2002, the production operations at our oldest plant (Hidalgo) were halted and remain suspended due to concerns about cost effectiveness. We do not anticipate resuming production operations at this plant in 2005. We do not presently anticipate any significant capacity expansion in our Mexican operations in 2005.

         In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. By the end of 2004, 700 independent concessionaries with close to 2,100 stores were integrated into the Construrama program in more than 610 towns and cities throughout Mexico. By the end of 2005, we expect to have approximately 2,250 stores under the Construrama program.

The Mexican Cement Industry

         Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients of concrete in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2004 accounted for around 74% of Mexico's demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that as much as 50% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

Competition

         In the early 1970s, the Mexican cement industry was regionally fragmented. However, over the last 30 years, the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. As of December 31, 2004, according to publicly available information, the major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; and Lafarge.

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

         o the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico's east and west coasts;

         o    the extensive capital investment requirements; and

         o the length of time required for construction of new plants, which is approximately two years.


Our Mexican Operating Network




                              [GRAPHIC OMITTED]





         (1) In 2002, production operations at the Hidalgo cement plant were halted and remain suspended. We do not anticipate resuming production operations at this plant in 2005.


         Currently, we operate 14 plants (not including Hidalgo) and 78 distribution centers (70 land terminals and 8 marine terminals) located throughout Mexico. We operate modern plants on Mexico's Atlantic and Pacific coasts, allowing us to take advantage of low-cost maritime transportation to the Asian, Caribbean, Central and South American and U.S. markets.

         We believe that geographic diversification in Mexico is important because:

         o it decreases the effect of regional cyclicality on total demand for our Mexican operations' products;

         o it places our Mexican operations in physical proximity to customers in each major region of Mexico, allowing more cost-effective distribution; and

         o it allows us to optimize production processes by shifting output to those facilities better suited to service the areas with the highest demand.

Products and Distribution Channels

         Our domestic cement sales represented approximately 97% in 2002, 97% in 2003 and 96% in 2004 of our total Mexican cement sales revenues.

         Cement. As a result of the retail nature of the Mexican market, our Mexican operations are not dependent on a limited number of large customers. In 2004, our Mexican operations sold approximately 74% of their cement sales volume through more than 6,000 distributors throughout the country, most of whom work on a regional basis. The five most important distributors in the aggregate accounted for approximately 4% of our Mexican operations' total sales by volume for 2004.

         The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk in the commodity market. We own the registered trademarks for our major brands in Mexico, such as "Monterrey," "Tolteca" and "Anahuac." We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. Our domestic cement sales volumes increased 4% in 2002, 4% in 2003 and 2% in 2004. In addition, we own the registered trademark for the "Construrama" brand name for construction material stores.

         Ready-Mix Concrete. Ready-mix concrete sales volumes by our Mexican operations increased 10% in 2002, 13% in 2003 and 16% in 2004. For the year ended December 31, 2004, ready-mix concrete sales represented 23% of our Mexican operations' total cement sales volume.

         Demand for ready-mix concrete in Mexico depends on various factors over which we have no control. These include the overall rate of growth of the Mexican economy and plans of the Mexican government regarding major infrastructure and housing projects.

         Exports. Our Mexican operations export a portion of their cement production. Exports of cement and clinker by our Mexican operations decreased 25% in 2002 and 24% in 2003 and increased 37% in 2004. In 2004, approximately 79% of our exports from Mexico were to the United States, 20% to Central America and the Caribbean and 1% to South America.

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

Production Costs

         Our Mexican operations' cement plants primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with Petruleos Mexicanos, or PEMEX, pursuant to which PEMEX agreed to supply us with 1,750,000 tons of petcoke per year, 850,000 tons per year coming from PEMEX's refinery in Madero commencing in 2002 with respect to the first contract and 900,000 tons per year coming from PEMEX's Cadereyta refinery commencing in 2003 with respect to the second contract. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. We expect the PEMEX petcoke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout their 20-year terms. In addition, since 1992, our Mexican operations have begun to use alternate fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternate fuels represented almost 2% (based on a yearly average) of the total fuel consumption for our Mexican operations in 2004, and we expect to increase this percentage to around 3% during 2005.

         In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. requiring Alstom and Sithe to finance, build and operate "Termoelectrica del Golfo," a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations on May 1, 2004. As of December 31, 2004, after eight months of operation, the power plant has supplied electricity to 10 of our cement plants in Mexico covering 83% of their needs for electricity and has represented an approximate 21% decrease in the cost of electricity.

         We have from time to time purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See Item 5 -- "Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

Description of Properties, Plants and Equipment

         As of December 31, 2004, we operated 14 wholly-owned cement plants (not including Hidalgo) located throughout Mexico, with a total installed capacity of 27.2 million tons per year. Our Mexican operations' most significant gray cement plants are the Huichapan, Tepeaca and Barrientos plants, which serve the central region of Mexico, the Monterrey, Valles and Torreon plants, which serve the northern region of Mexico, and the Guadalajara and Yaqui plants, which serve the Pacific region of Mexico. We have exclusive access to limestone quarries and clay remaining reserves near each of our plant sites in Mexico. We estimate that these limestone and clay reserves have an average remaining life of more than 60 years, assuming 2004 production levels. As of December 31, 2004, all our production plants in Mexico utilized the dry process.

         As of December 31, 2004, we had a network of 70 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities and eight marine terminals. In addition, we had 237 ready-mix concrete plants throughout 79 cities in Mexico and 1,701 ready-mix concrete delivery trucks.

Capital Investments

         We made capital expenditures of approximately U.S.$94.8 million in 2002, U.S.$109.4 million in 2003 and U.S.$90.3 million in 2004 in our Mexican operations. We currently expect to make capital expenditures of approximately U.S.$74.7 million in our Mexican operations during 2005.

Our U.S. Operations

Overview

         As of December 31, 2004, we held 100% of CEMEX, Inc., our operating subsidiary in the United States.

         Our U.S. operations represented approximately 22% of our net sales in 2004. As of December 31, 2004, we had a cement manufacturing capacity of approximately 14.3 million tons per year in our United States operations, including nearly 0.7 million tons in proportional interests through minority holdings. RMC's U.S. operations, which are being incorporated into our U.S. operations following our acquisition of RMC in March 2005, are described below.

         As of December 31, 2004, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Illinois, Kentucky, Michigan, Ohio, Tennessee and Texas. As of that date, we also had 53 rail or water served active cement distribution terminals in the United States and one in Canada. We also market ready-mix concrete products in four of our largest cement markets, California, Arizona, Texas, and Florida, and mine, process and sell construction aggregates in these four states as well. In addition, with the acquisition of Mineral Resource Technologies, Inc. in August 2003, CEMEX, Inc. has achieved a competitive position in the growing fly ash market. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the four largest fly ash companies in the United States, providing fly ash to customers in 25 states.

         On March 31, 2005, CEMEX, Inc. sold its Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participacoes S.A., or Votorantim, a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The distribution terminals sold to Votorantim are located in Green Bay, Manitowoc and Milwaukee, Wisconsin; Chicago, Illinois; Ferrysburg, Michigan; Cleveland and Toledo, Ohio; and Owen Sound, Ontario, Canada. The combined capacity of the two cement plants sold to Votorantim was approximately two million tons per year, and the operations of these plants represented approximately 10% of CEMEX, Inc.'s operating cash flow for the year ended December 31, 2004.

         RMC operates one cement plant in Davenport, California as well as two nearby terminals in northern California, one of them in a port facility. It has more than 200 ready-mix plants located in the Carolinas, Florida, Georgia, Texas, New Mexico, Nevada, Arizona and northern California and aggregates facilities in the Carolinas, Arizona, California, Florida, Georgia, Missouri, New Mexico, Nevada and Texas. RMC owns regional pipe and precast businesses, along with block and paver plants in the Carolinas, Georgia and Florida. CEMEX believes that by combining the acquired assets of RMC with its installed cement capacity in the United States, it will be the largest cement and ready-mix supplier in the United States, based on volumes sold, and an important supplier of aggregates.

         For the year ended December 31, 2004, RMC's operations in the United States generated revenues of approximately (pound)935 million.

The Cement Industry in the United States

         Competition. As a result of the lack of product differentiation and the commodity nature of cement, the cement industry in the U.S. is highly competitive. We compete with national and regional cement producers in the U.S. CEMEX, Inc.'s principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

         The independent U.S. ready-mix concrete industry is highly fragmented, and few producers other than vertically integrated producers have annual sales in excess of U.S.$6 million or have a fleet of more than 20 mixers. Given that the concrete industry has historically consumed approximately 70% of all cement produced annually in the U.S., many cement companies choose to be vertically integrated.

         Aggregates are widely used throughout the U.S. for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the 2004 U.S. Geological Survey, approximately 4,000 companies operated approximately 6,500 quarries and pits.

Our United States Cement Operating Network

                              [GRAPHIC OMITTED]



         The map reflects our cement plants and cement terminals as of the date of this annual report, after giving effect to the acquisition of RMC and the sale of assets in the Great Lakes region.

Products and Distribution Channels

         CEMEX, Inc. delivers a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or CEMEX, Inc. delivers the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant. As discussed below, cement demand in the United States has become less dependent upon the more cyclical residential and commercial sectors since the mid 1980s as the public sector has grown significantly. Because of the distribution of operations across the U.S., we are able to achieve stability of cash flows should market conditions deteriorate in any one region of the U.S.

         Cement. Our cement operations represented approximately 62% of our 2004 U.S. operations revenues. Our U.S. operations sales volumes decreased 5.3% in 2002 due to the economic downturn in the United States, increased 2% in 2003 and increased 9% in 2004 due to strong demand from the residential sector, increased demand from the public sector and a recovery in industrial and commercial construction.

         Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors, namely, the residential, industrial and commercial and public sectors. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges.

         Since the early 1990s, cement demand has become less vulnerable to recessionary pressures than in previous cycles, due to the growing importance of the counter-cyclical public sector, particularly cement-intensive public infrastructure spending. In 2004, according to our estimates, public sector spending accounted for approximately 52% of the total cement consumption in the U.S. Strong cement demand over the past decade has driven industry capacity utilization up to maximum levels. According to the Portland Cement Association, domestic capacity utilization has been over 90% in the last 3 years.

         Ready-Mix Concrete. Concrete operations represented approximately 27% of our 2004 revenues in the U.S. We have ready-mix operations in California, Arizona, Texas and Florida. Our concrete operations in those states purchase most of their cement requirements from our cement operations in the U.S.

         Aggregates. Our aggregates operations include mining, processing and selling construction aggregates in California, Arizona, Texas and Florida. Aggregates operations represented approximately 6% of our 2004 U.S. revenues. At 2004 production levels, it is anticipated that over 80% of our construction aggregates reserves in the U.S. will last for 10 years or more.

Production Costs

         The largest cost components of our plants are electricity and fuel, which accounted for approximately 36% of CEMEX, Inc.'s total production costs in 2004. CEMEX, Inc. is currently implementing an alternative fuels program to gradually replace coal with more economic fuels such as petcoke and tires, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2004, the use of alternative fuels offset the effect on our fuel costs of a significant increase in coal prices. Power costs in 2004 represented approximately 18% of Cemex, Inc.'s cash manufacturing cost, which represents production cost before depreciation. We have improved the efficiency of CEMEX, Inc.'s electricity usage, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment

         As of December 31, 2004, we operated 13 cement manufacturing plants in the U.S., with a total installed capacity of 14.3 million tons per year, including nearly 0.7 million tons in proportional interests through minority holdings. All our cement production facilities are wholly owned except for the Balcones plant, which is leased, and the Louisville plant, which is owned by Kosmos Cement Company, a joint venture in which CEMEX, Inc. owns a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest.

         As of the date of this annual report, after giving effect to the acquisition of RMC and the sale of assets in the Great Lakes region, we operated 12 cement plants in the U.S., with a total installed capacity of approximately 13.2 million tons per year.

         As of December 31, 2004, we operated a distribution network of 97 ready-mix concrete plants, 54 cement terminals, six of which are deep-water terminals, and 24 aggregate locations throughout the U.S. Also, we distributed fly ash through 20 terminals and 13 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals.

Capital Investments

         We made capital expenditures of approximately U.S.$95.9 million in 2002, U.S.$96.6 million in 2003 and U.S.$111.1 million in 2004 in our U.S. operations. We currently expect to make capital expenditures of approximately U.S.$96.5 million in our U.S. operations during 2005, excluding those related to RMC's U.S. operations.

Europe, Asia and Africa

         As of December 31, 2004, our business in Europe, Asia and Africa, which included our majority-owned operations in Spain, the Philippines, Thailand and Egypt, as well as our minority interests in Indonesia and other Asian investments, represented approximately 20% of our net sales, 33% of our total installed capacity and 19% of our total assets.

Our Spanish Operations

Overview

         As of December 31, 2004, we held 99.7% of CEMEX Espana, S.A., or CEMEX Espana. Our Spanish operations represented approximately 16% of our net sales in 2004. We conduct our Spanish operations through our operating subsidiary CEMEX Espana, S.A. or CEMEX Espana. CEMEX Espana is also a holding company for most of our international operations. Our cement activities in Spain are conducted by CEMEX Espana itself and Cementos Especiales de las Islas, S.A. a joint venture 50% owned by Cemex Espana. Our ready-mix concrete activities in Spain are conducted by Hormicemex, S.A., a subsidiary of CEMEX Espana, and our aggregates activities in Spain are conducted by Aricemex S.A., a subsidiary of CEMEX Espana. This does not include the aggregates and ready-mix concrete activities of RMC's subsidiaries.

The Spanish Cement Industry

         In 2004, the construction sector of the Spanish economy grew 4.4%, primarily as a result of the growth of construction in the residential sector of the Spanish economy. Cement consumption in Spain increased 4.7% in 2002, 4.4% in 2003 and 3.9% in 2004. Our domestic cement and clinker sales volumes in Spain increased approximately 2.5% in 2002, 4.5% in 2003 and 3.3% in 2004.

         During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand. Cement imports increased 5.5% in 2002, decreased 25% in 2003 and decreased 14.6% in 2004. Clinker imports have demonstrated an intense dynamism, with increases of 18.2% in 2002, 25.6% in 2003 and 6.3% in 2004. In any case, imports primarily had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets. Nonetheless, sales from imports have been increasing in the center of Spain.

         In the past, Spain has traditionally been one of the leading exporters of cement in the world exporting up to 6 million tons per year. Nevertheless, exports of producers in Spain have been reduced in recent years to 1.5 million tons in 2004 to meet strong domestic demand. Our Spanish operations' cement and clinker export volumes increased 5% in 2002, decreased 21% in 2003 and decreased 23% in 2004.

         Competition

         According to the Asociaciun de Fabricantes de Cemento de Espana, or OFICEMEN, the Spanish cement trade organization, as of December 31, 2004, approximately 60% of installed capacity for production of cement in Spain was owned by five multinational groups, including CEMEX.

         Competition in the ready-mix concrete industry is particularly intense in large urban areas. Our subsidiary Hormicemex has achieved a sizable market presence in areas such as Baleares, Canarias, Levante and Aragon. In other areas, such as the central and Cataluna regions, our market share is smaller due to greater competition in the relatively larger urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry has in the past led to weak pricing. The distribution of ready-mix concrete remains a key component of CEMEX Espana's business strategy.

         OFICEMEN reported that, based on 2004 sales, CEMEX Espana had a market share of 21.8% in gray and white cement, making us the leader in the Spanish cement industry. We believe that we maintain this leading market position because of our customer service and our geographic diversification, which includes extensive distribution channels that enable us to cope with downturns in demand more effectively than many of our competitors because we are able to shift our production to serve areas with the strongest demand and prices.

Our Spanish Operating Network (Including RMC Assets)






                              [GRAPHIC OMITTED]






         Products and Distribution Channels. CEMEX Espana offers various types of cement, targeting specific products to specific markets and users. In 2004, approximately 20% of CEMEX Espana's domestic sales volumes consisted of bagged cement through distributors, and the remainder of CEMEX Espana's domestic sales volumes consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX Espana's own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

         Exports. In general, despite increases in domestic demand in recent years, we have been able to export excess capacity through collaboration between CEMEX Espana and our trading network. Export prices, however, are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2004, 91.4% consisted of white cement and 8.6% consisted of gray cement. In 2004, 71% of our exports from Spain were to the United States, 15% to Europe and 14% to Africa.

Production Costs

         We have improved the profitability of our Spanish operations by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction policy. Additionally, the increased capacity in 2002 of the San Vicente plant (approximately 400,000 tons) has allowed us to reduce the clinker transportation costs between plants and the need for imported clinker. In 2004, we burned meal flour, organic waste and tires as fuel, achieving in 2004 a 2.1% substitution rate for petcoke. During 2005, we expect to increase the quantity of those alternative fuels and initiated the burning of rice husks and plastics.

Description of Properties, Plants and Equipment

         As of December 31, 2004, our Spanish operations operated eight plants located in Spain, with a cement equivalent capacity of 11.0 million tons, including 860,000 tons of white cement. We also operated 77 ready-mix concrete plants, including 16 aggregate and 10 mortar plants. CEMEX Espana also owns two cement mills, one of which is operated through a joint venture 50%-owned by CEMEX Espana, and 31 distribution centers, including 11 land and 19 marine terminals.

         As of December 31, 2004, CEMEX Espana owned 8 limestone quarries located in close proximity to its plants, which have useful lives ranging from 10 to 30 years, assuming 2004 production levels. Additionally, we have rights to expand those reserves to 50 years of limestone reserves, assuming 2004 production levels.

         RMC has ready-mix concrete and aggregates operations in Spain through a joint-venture association with another producer. The joint venture operates a network of 121 ready-mix concrete plants and 12 aggregates quarries, which are predominantly located around Madrid, Barcelona, Valencia and Alicante.

Capital Investments

         We made capital expenditures of approximately U.S.$61.1 million in 2002, U.S.$53.9 million in 2003 and U.S.$54.5 million in 2004 in our Spanish operations. We currently expect to make capital expenditures of approximately U.S.$48.2 million in our Spanish operations during 2005, excluding those related to RMC's Spanish operations.

Our Asian Operations

         As of December 31, 2004, our business in Asia, which includes our operations in the Philippines and Thailand, as well as our minority interests in Indonesia and other assets in Asia, represented approximately 2% of our net sales, 13% of our total installed capacity and 4% of our total assets.

Our Philippine Operations

         As of December 31, 2004, we held through CAH, 99.1% of the economic benefits of our two operating subsidiaries in the Philippines, Solid, and APO Cement Corporation, or APO.

         During 2004, cement consumption in the Philippine market, which is primarily retail, totaled 12.4 million tons. Although the Philippines has largely recovered from the 1997 Asian economic recession, industry demand for cement decreased by 2.1% in 2004 compared to 2003.

         As of December 31, 2004, the Philippine cement industry had a total of 20 cement plants and three cement grinding mills. Annual installed capacity is 26.8 million tons, according to the Cement Manufacturers' Association of the Philippines. Major global cement producers own approximately 88% of this capacity. Our major competitors in the Philippine cement market are Holcim, which has interests in seven local cement plants, and Lafarge, which has interests in eight local cement plants.

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

         We made capital expenditures of approximately U.S.$12.1 million in 2002, U.S.$1.7 million in 2003 and U.S.$2.4 million in 2004 in our Philippine operations. We currently expect to make capital expenditures of approximately U.S.$4.7 million in our Philippine operations during 2005.

Our Indonesian Equity Investment

         As of December 31, 2004, our proportionate economic interest through CAH in Gresik, Indonesia's largest cement producer, was approximately 25.5%. The Republic of Indonesia has a 51% interest in Gresik. Currently, we hold two seats on both the board of directors and the board of commissioners of Gresik, as well as the right to approve Gresik's business plan jointly with the Indonesian government.

         On October 31, 2001, certain individuals purporting to represent the people of the Indonesian province of West Sumatra, in which the Padang plant of Gresik is located, issued a declaration which stated that, commencing November 1, 2001, PT Semen Padang, or Semen Padang, the 99.99%-owned subsidiary of Gresik that owns and operates the Padang plant, was placed under the temporary control of the people of West Sumatra. The declaration ordered the management of Semen Padang to report to the local government of the West Sumatra Province, under the supervision of the People's Representative Assembly of West Sumatra, pending a "spin-off" of the Semen Padang subsidiary. On November 1, 2001, the People's Representative Assembly of West Sumatra issued a decision approving this declaration. We believe the provincial administration lacks legal authority to direct or interfere with the affairs of Semen Padang. Since the attempt by the West Sumatra provincial administration in November 2001 to arrogate to itself the management of Semen Padang, several groups opposed to any further sale of Indonesia's stock ownership in Gresik have threatened strikes and other actions that would affect our Indonesian operations. Further attempts to reassume control at Semen Padang, including shareholder-approved changes in management, have been met with resistance and lawsuits by various interest groups. The former management of Semen Padang refused to relinquish control until September 2003 when the newly-appointed management was finally permitted to enter the Padang Facility and assume control of Semen Padang. However, we believe that the newly-appointed management was admitted on condition that it encourage a spin-off of Semen Padang, and in October 2003, it explicitly agreed to do so.

         Gresik has experienced other ongoing difficulties at Semen Padang, including the effective loss of operational and financial control of Semen Padang, the inability to prepare consolidated financial statements that include Semen Padang's operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. As a result of these difficulties, we have not been able to independently verify certain information with respect to Semen Padang's facilities and operations and thus, the overall description of Gresik's facilities and operations below assumes the validity and accuracy of the information provided by Semen Padang's management.

         For a description of legal proceedings relating to Gresik, please see "Regulatory Matters and Legal Proceedings -- Other Legal Proceedings."

         The Indonesian cement industry was the largest in South East Asia in 2004, accounting for about 24% of the approximately 126 million tons of cement consumed in South East Asia in 2004, according to our estimates. Indonesian domestic cement demand increased approximately 6.8% in 2002, 1.0% in 2003 and 9.8% in 2004. As of December 31, 2004, the Indonesian cement industry had 13 cement plants, including the four plants owned by Gresik, with a combined installed capacity of approximately 47.5 million tons. Gresik, with an installed capacity of 17.3 million tons, is Indonesia's largest cement producer.

         As of December 31, 2004, Gresik had four cement plants, 25 land distribution centers and 10 marine terminals. Gresik's cement plants include the Padang plant, with one production line that utilizes the wet process and four production lines that utilize the dry process and an installed capacity of 5.6 million tons; the Gresik plant, which has two production lines that utilize the dry process and an installed capacity of 1.3 million tons; the Tuban plant, which has three production lines that utilize the dry process and an installed capacity of 6.9 million tons; and the Tonasa plant, which has three production lines that utilize the dry process and an installed capacity of 3.5 million tons. As of December 31, 2004, Gresik was operating at approximately 91% capacity utilization, including export sales. During 2004, Gresik exported approximately 14% of its total sales volume, mainly through its own efforts and, to a lesser extent, through CEMEX's trading operations. Gresik exports mainly to Bangladesh and Africa.

         Despite the continuing economic and political problems experienced by Indonesia and the difficulties involving Gresik described above, the Indonesian cement market has been important to our Asian expansion strategy due to its strategic location, size, potential as an anchor for our South East Asian trading network and the significant growth potential of the Indonesian economy.

Our Thai Operations

         According to our estimates, at December 31, 2004, the cement industry in Thailand had a total of 13 cement plants, with an aggregate annual installed capacity of approximately 54.5 million tons. We estimate that there are five major cement producers in Thailand, four of which represent 99% of installed capacity and 97% of the market. Our major competitors in the Thailand market, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

         CEMEX (Thailand) owns one dry process cement plant located north of Bangkok which has been operating at full capacity. As of December 31, 2004, CEMEX (Thailand) had an installed capacity of approximately 720,000 tons.

         We made capital expenditures of approximately U.S.$7.1 million in 2002, U.S.$1.72 million in 2003 and U.S.$2.7 million in 2004 in our Thai operations. We currently expect to make capital expenditures of approximately U.S.$3.6 million in our Thai operations during 2005.

Other Asian Investments

         Since April 2001, we have been operating a grinding mill with cement milling production capacity of 520,000 tons per year near Dhaka, Bangladesh. A majority of the supply of clinker for the mill is produced by our operations in the region.

Our Egyptian Operations

Overview

         As of December 31, 2004, we had a 95.8% interest in Assiut, which has an installed capacity of approximately 4.9 million tons.

The Egyptian Cement Industry

         The Egyptian cement market consumed approximately 23.6 million tons of cement during 2004. Cement consumption decreased by 8.4% in 2004, despite the beginning of an economic recovery.

         Competition. As of December 31, 2004, the Egyptian cement industry had a total of ten cement producers, with an aggregate annual installed cement capacity of approximately 39 million tons. According to the Egyptian Cement Council, during 2004, Holcim (Egyptian Cement Company), Lafarge (Alexandria Portland Cement and Beni Suef Cement) and CEMEX (Assiut Cement Company), the three largest cement producers in the world, constituted approximately 40% of the total cement sales in Egypt. Other significant competitors in the Egyptian market are Suez and Tourah Cement Companies (Italcementi), and Helwan Portland Cement Company, Ameriyah (Cimpor), National, Sinai, Misr Beni Suef and Misr Quena Cement Companies.

Products and Distribution Channels

         We have followed a diversification strategy that focuses on manufacturing cement products with higher margins and have invested in building our brand. As part of our brand strategy, we have had success selling value-added cement products for specialized use.

         As a result of the retail nature of the Egyptian market, over 90% of our cement sales volumes are typically sold in bags. Through our commercial strategy we have been able to serve retail customers throughout the country directly without having to depend on wholesalers and distributors.

Description of Properties, Plant and Equipment

         As of December 31, 2004, Assiut operated one cement plant with an installed capacity of approximately 4.9 million tons with three dry process production lines. The plant is located approximately 200 miles south of Cairo. Assiut's cement plant serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt's main cement market.

Capital Investments

         We made capital expenditures of approximately U.S.$27.2 million in 2002, U.S.$14.1 million in 2003 and U.S.$8.5 million in 2004 in our Egyptian operations. We currently expect to make capital expenditures of approximately U.S.$10.7 million in our Egyptian operations during 2005.

South America, Central America and the Caribbean

         As of December 31, 2004, our business in South America, Central America and the Caribbean, which includes our operations in Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as other assets in the Caribbean, represented approximately 15% of our net sales, 17% of our total installed capacity and 11% of our total assets.

Our Venezuelan Operations

Overview

         Our Venezuelan operations represented approximately 4% of our net sales in 2004. As of December 31, 2004, we held a 75.7% interest in CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, a company listed on the Caracas Stock Exchange. CEMEX Venezuela also serves as the holding company for our interests in the Dominican Republic, Panama and Trinidad. CEMEX Venezuela is the largest cement producer in Venezuela, based on an installed capacity of 4.6 million tons as of December 31, 2004.

The Venezuelan Cement Industry

         Cement consumption in Venezuela grew 31.3% in 2004 compared to 2003 according to the Venezuelan Cement Producer Association as the Venezuelan economy began to recover from Venezuela's political and economic turmoil during 2003. A nation-wide general strike that began in December 2002 caused a significant reduction in oil production and had a material adverse effect on Venezuela's oil-dependent economy in 2003. In 2004, average inflation in Venezuela reached 19.2%, the Venezuelan Bolivar depreciated 20% against the Dollar and gross domestic product (GDP) increased 17.3%. In February 2003, Venezuelan authorities imposed foreign exchange controls and implemented price controls on many products, including cement.

         Competition. As of December 31, 2004, the Venezuelan cement industry included five cement producers, with a total installed capacity of approximately 10.1 million tons, according to our estimates. We estimate that CEMEX Venezuela's installed capacity in 2004 represented approximately 46% of that total, almost twice that of its next largest competitor. Our global competitors, Holcim and Lafarge, own controlling interests in Venezuela's second and third largest cement producers, respectively.

         In 2004, the ready-mix concrete market accounted for only about 11% of cement consumption in Venezuela, according to our estimates. We believe that Venezuela's construction companies, which typically prefer to install their own ready-mix concrete plants on-site, are the most significant barrier to penetration of the ready-mix concrete sector, with the result that on-site ready-mix concrete mixing represents a high percentage of total ready-mix concrete production.

         Other than CEMEX Venezuela, the ready-mix concrete market in Venezuela is concentrated in two companies, Premezclado Caribe, which is owned by Holcim, and Premex, which is owned by Lafarge. The rest of the ready-mix concrete sector in Venezuela is highly fragmented.

Our Venezuelan Operating Network

         As shown below, CEMEX Venezuela's three cement plants and one grinding facility are located near the major population centers and the coast of Venezuela.|

                              [GRAPHIC OMITTED]



         As of December 31, 2004, CEMEX Venezuela was the leading Venezuelan domestic supplier of cement, based on our estimates of sales of gray and white cement in Venezuela. In addition, CEMEX Venezuela was the leading domestic supplier of ready-mix concrete in 2004 with 30 ready-mix production plants throughout Venezuela.

Distribution Channels

         Transport by land is handled partially by CEMEX Venezuela. During 2004, approximately 33% of CEMEX Venezuela's total domestic sales were transported through its own fleet of trucks. CEMEX Venezuela also serves a significant number of its retail customers directly through its wholly-owned distribution centers.

Exports

         During 2004, exports from Venezuela represented approximately 30% of CEMEX Venezuela's net sales. CEMEX Venezuela's main export markets historically have been the Caribbean and the east coast of the United States. In 2004, 75% of our exports from Venezuela were to the United States, and 25% were to the Caribbean.

Description of Properties, Plants and Equipment

         As of December 31, 2004, CEMEX Venezuela operated three wholly-owned cement plants, Lara, Mara and Pertigalete, with a combined installed cement capacity of approximately 4.6 million tons. CEMEX Venezuela also operates the Guayana grinding facility with a cement capacity of 375,000 tons. All the plants are strategically located to serve both domestic areas with the highest levels of cement consumption and export markets. CEMEX Venezuela also owns 30 ready-mix concrete production facilities, one mortar plant and 12 distribution centers. CEMEX Venezuela owns four limestone quarries with reserves sufficient for over 100 years at 2004 production levels.

         The Lara and Mara plants and one production line at the Pertigalete plant use the wet process; the other production line at the Pertigalete plant uses the dry process. All the plants use natural gas as fuel. CEMEX Venezuela has its own electricity generating facilities, which are powered by natural gas and diesel fuel.

         As of December 31, 2004, CEMEX Venezuela owned and operated four port facilities, three marine terminals and one river terminal. One port facility is located at the Pertigalete plant, one at the Mara plant, one at the Catia La Mar terminal on the Caribbean Sea near Caracas, and one at the Guayana Plant on the Orinoco River in the Guayana Region. CEMEX Venezuela's cement is transported either in bulk or in bags.

Capital Investments

         We made capital expenditures of approximately U.S.$13.6 million in 2002, U.S.$10.8 million in 2003 and U.S.$13.6 million in 2004 in our Venezuelan operations. We currently expect to make capital expenditures of approximately U.S.$12.9 million in our Venezuelan operations during 2005.

Our Colombian Operations

Overview

         As of December 31, 2004, we owned approximately 99.6% of the ordinary shares of CEMEX Colombia, S.A., or CEMEX Colombia. Our Colombian operations represented approximately 3% of our net sales in 2004.

         As of December 31, 2004, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of 4.8 million tons, according to the Colombian Institute of Cement Producers.

         CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the "Urban Triangle" of Colombia comprising the cities of Bogota, Medellin and Cali. During 2004, these three metropolitan areas accounted for approximately 50% of Colombia's cement consumption. CEMEX Colombia's Ibague plant, which uses the dry process and is strategically located between Bogota, Cali and Medellin, is Colombia's largest and had an installed capacity of 2.5 million tons as of December 31, 2004. CEMEX Colombia, through its Bucaramanga and Cucuta plants, is also an active participant in Colombia's northeastern market. CEMEX Colombia's strong position in the Bogota ready-mix concrete market is largely due to its access to a ready supply of aggregate deposits in the Bogota area.

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

Our Colombian Operating Network


[GRAPHIC OMITTED]



         CEMEX Colombia owns quarries with minimum reserves sufficient for over 100 years at 2004 production levels. In addition to mining its own raw materials, CEMEX Colombia also purchases raw materials from third parties. The majority of CEMEX Colombia's cement is distributed through independent distributors.

         CEMEX Colombia's principal concrete product is ready-mix concrete, produced to client specifications and delivered directly to job sites. CEMEX Colombia also produces other specialized cement-based building materials.

         CEMEX Colombia operates its ready-mix concrete business through 22 ready-mix plants. CEMEX Colombia also uses 11 portable ready-mix plants, which allow concrete to be mixed at major building sites, reducing transportation costs and eliminating the need to acquire additional permanent ready-mix concrete sites.

Description of Properties, Plants and Equipment

         As of December 31, 2004, CEMEX Colombia owned five cement plants, one clinker facility, and one grinding mill, having a total installed capacity of
4.8 million tons per year. Two of these plants and the clinker facility utilize the wet process and three plants utilize the dry process. The Ibague plant serves the Urban Triangle, while Cucuta and Bucaramanga plants, located in the northeastern part of the country, serve local and coastal markets. The La Esperanza cement plant and the Santa Rosa clinker mill are close to Bogota. CEMEX Colombia also has an internal electricity generating capacity of 24.7 megawatts through a leased facility. In addition, CEMEX Colombia owns two land distribution centers, one mortar plant, 22 ready-mix concrete plants, one concrete products plant, eight aggregate mines and six aggregates operations.

Capital Investments

         We made capital expenditures of approximately U.S.$5.2 million in 2002, U.S.$6.0 million in 2003 and U.S.$9.3 million in 2004 in our Colombian operations. We currently expect to make capital investments of approximately U.S.$6.7 million in our Colombian operations during 2005.

Other South American Investments

Our Equity Investment in Chile

         As of December 31, 2004, we held an 11.9% interest in Cementos Bio Bio, S.A., or Cementos Bio Bio, with an installed capacity of approximately
2.3 million tons. On April 26, 2005, we announced the sale of our interest in Cementos Bio Bio. Cementos Bio Bio owns and operates three cement plants and has 24 ready-mix concrete plants.

Central America and the Caribbean

         As of and for the year ended December 31, 2004, Central America and the Caribbean, which includes our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and other assets in the Caribbean, represented approximately 8% of our net sales, 5% of our total installed capacity and 5% of our total assets.

         Through our investments in Costa Rica, Panama and Nicaragua, we have established a strategic presence in the mainland markets of Central America.

Our Costa Rican Operations

         As of December 31, 2004, we owned a 98.7% interest in CEMEX (Costa
Rica), S.A., or CEMEX (Costa Rica). Approximately 1.1 million tons of cement were sold in Costa Rica during 2004, according to Camara de la Construccion de Costa Rica, the Costa Rican construction industry association. The Costa Rican cement market is a predominantly retail market, and we estimate that over three quarters of cement sold is bagged cement.

         The Costa Rican cement industry includes two producers, CEMEX (Costa
Rica) and Industria Nacional de Cemento, an affiliate of Holcim. We estimate that the two companies control roughly equal proportions of the market.

         Our Costa Rican operations' cement plant has one dry process production line with an installed capacity of 850,000 tons. Our grinding mill in northwest Costa Rica has a grinding capacity of 657,000 tons. Our second grinding mill in San Jose has a capacity of 163,000 tons. During 2004, exports of cement by our Costa Rican operations represented approximately 31% of our total cement production in Costa Rica. In 2004, 45% of our exports from Costa Rica were to Nicaragua, 28% to El Salvador, and 27% to Guatemala.

         We made capital expenditures of approximately U.S.$5.2 million in 2002, U.S.$7.1 million in 2003 and U.S.$3.1 million in 2004 in our Costa Rican operations. We currently expect to make capital expenditures of approximately U.S.$3.6 million in our Costa Rican operations during 2005.

Our Dominican Republic Operations

         As of December 31, 2004, we owned 99.9% of Cementos Nacionales, a cement producer in the Dominican Republic with an installed capacity of 2.4 million tons of cement, seven distribution centers and seven ready-mix concrete plants. We also have a 25 year lease arrangement with the Dominican Republic government related to the mining of gypsum, which enables us to supply all local and regional gypsum requirements.

         In June 2003, Cementos Nacionales announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million tons of clinker. This new kiln, which would increase our total clinker production capacity in the Dominican Republic to 2.2 million tons per year, is expected to begin operations by the end of 2005. As of December 31, 2004, we have invested approximately U.S.$52 million in this project, and we expect to invest the remaining U.S.$78 million during 2005.

         In 2004, Dominican Republic cement consumption reached 2.9 million tons, and some cement imports were necessary to fulfill domestic demand. Cementos Nacionales serves the cement market throughout the Dominican Republic. Its principal competitors are Cementos Cibao, a local competitor, Cemento Colon, an affiliate of Holcim, Cenentos Andinos, a competitor of Colombian origin and Domicen, a competitor of Italian origin.

         As of December 31, 2004, Cementos Nacionales was the leading cement producer in the Dominican Republic, based on installed capacity as reported by International Cement Review in the Global Cement Report. Cementos Nacionales' sales network covers the country's main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macoris, Azua and Bavaro.

         Cementos Nacionales currently owns one dry process cement plant in San Pedro de Macoris with an installed capacity of 0.7 million tons per year of clinker, in addition to seven ready-mix concrete production plants, three grinding mills with an installed capacity of 2.4 million tons per year, 7 distribution centers located throughout the country and two marine terminals. During 2004, our Dominican Republic clinker production facilities operated at full capacity and our grinding mills operated at 75% capacity.

         We made capital expenditures of approximately U.S.$9.0 million in 2002, U.S.$13.4 million in 2003 and U.S.$56.3 million in 2004 in our Dominican Republic operations. We currently expect to make capital investments of approximately U.S.$85.8 million in our Dominican Republic operations during 2005.

Our Panamanian Operations

         As of December 31, 2004, we owned a 99.3% interest in Cemento Bayano.

         Approximately one million cubic meters of ready-mix concrete were sold in Panama during 2004, according to the General Comptroller of the Republic of Panama (Contraloria General de la Republica de Panama). Panamanian cement consumption increased 17% in 2004, according to our estimates. The Panamanian cement industry includes two cement producers, Cemento Bayano and Cemento Panama, an affiliate of Holcim and Cementos del Caribe.

         Our operations in Panama include one dry production process cement plant, with an installed capacity for cement production of approximately 402,000 tons per year. In addition, Cemento Bayano owns and operates eleven ready-mix concrete plants located in Panama City, Colon, Aguadulce, Arraijan and in Chiriqui. In December 2003, Cemento Bayano acquired a new quarry to supply aggregates for its ready-mix operations for approximately U.S.$4 million.

         We made capital expenditures of approximately U.S.$3.9 million in 2002, U.S.$7.6 million in 2003 and U.S.$6.3 million in 2004 in our Panamanian operations. We currently expect to make capital expenditures of approximately U.S.$8.5 million in our Panamanian operations during 2005.

Our Nicaragua Operations

         CEMEX Nicaragua leases and operates one cement plant with five kilns utilizing the wet production process and an installed milling capacity of 470,000 tons. Since March 2003, we have leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet-coke milling.

         According to our estimates, Nicaraguan cement production during 2004 grew 16.9% compared to 2003. The increase was a result of increased public sector investment and increased private investment attributable to an improvement in the perceived business climate.

         According to our estimates, approximately 600,000 tons of cement were sold in Nicaragua during 2004. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim.

         We made capital expenditures of approximately U.S.$3.9 million in 2002, U.S.$4.6 million in 2003 and U.S.$2.8 million in 2004 in our Nicaraguan operations. We currently expect to make capital expenditures of approximately U.S.$8.2 million in our Nicaraguan operations during 2005.

Our Puerto Rico Operations

         Our Puerto Rican operations represented approximately 20.7% of our cement sales volumes in the Caribbean region in 2004. As of December 31, 2004, we owned 100% of Puerto Rican Cement Company, Inc., or PRCC.

         In 2004, Puerto Rican cement consumption reached 1.8 million tons. PRCC serves the cement market throughout Puerto Rico. The Puerto Rican cement industry in 2004 was comprised of two cement producers, PRCC, and San Juan Cement Co., an affiliate of Italcementi.

         Our operations in Puerto Rico include one cement plant utilizing the dry production process, with an installed cement capacity of approximately 1.1 million tons per year. In addition, PRCC owns and operates ten ready-mix concrete facilities, mainly serving the sector of the Puerto Rican market located on the eastern part of the island.

         We made capital expenditures of approximately U.S.$14.8 million in 2002, U.S.$26.0 million in 2003 and U.S.$8.3 million in 2004 in our Puerto Rican operations. We currently expect to make capital investments of approximately U.S.$9.2 million in our Puerto Rican operations during 2005.

Our Other Caribbean Operations

         We believe that the Caribbean region holds considerable strategic importance because of its geographic location. Our network of seven marine terminals in the region facilitates exports from our operations in several countries, including Mexico, Venezuela, Costa Rica, Puerto Rico, Spain, Colombia and Panama. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, one is in Bermuda and one is in the Cayman Islands.

Our Trading Operations

         We traded more than 10 million tons of cement and clinker in 2004. Approximately 60% of this amount consisted of exports from our operations in Venezuela, Mexico, Egypt, Philippines, Costa Rica, Spain, Puerto Rico and Nicaragua. Approximately 40% was purchased from third parties in countries such as South Korea, China, Turkey, Egypt, Israel, Thailand, Venezuela, Cyprus, Indonesia, Portugal, Spain, Colombia and Tunisia. During 2004, we conducted trading activities in 75 countries.

         To enhance our trading operations in the Mediterranean region, we are currently building three grinding mills in Italy, two of which will have an installed capacity of approximately 750 thousand tons per year and the third of which will have an installed capacity of 450 thousand tons per year. Two mills [are expected to begin] operating during the second quarter of 2005, while the third mill, with an installed capacity of 450 thousand tons per year, is expected to start operating in 2006. With respect to these operations, we made capital investments of approximately U.S.$13 million during 2003 and approximately U.S.$33 million during 2004. We currently expect to make capital investments of approximately U.S.$44 million in Italy during 2005.

         Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital investment.

         RMC traded around 3 million tons of cement and clinker during 2004. Approximately 60% of this amount was traded among its subsidiaries and the remaining 40% was purchased from third parties not affiliated with RMC or CEMEX.

Description of RMC Operations

         Set forth below is a brief description of RMC's world-wide operations, which include significant operations in the United Kingdom, the United States, Germany and France, as well as operations in other countries in Europe and the rest of the world. As described above, we completed our acquisition of RMC on March 1, 2005, and we are currently involved in the post-merger integration process for these operations.

         The revenue information set forth below with respect to RMC's operations for the year ended December 31, 2004 has been derived from RMC's audited annual financial statements for 2004. RMC's financial statements were prepared by RMC in accordance with U.K. GAAP, which differs in significant respects from Mexican GAAP.

         For the year ended December 31, 2004, RMC's revenues from continuing operations, before revenues from unconsolidated joint ventures and associated entities of approximately (pound)351.7 million, were (pound)4,121.1 million.

         As of the date of this annual report, we have not finalized our budget for capital expenditures related to RMC's operations for 2005. However, we do not expect RMC-related capital expenditures to exceed U.S. $450 million in 2005.

United Kingdom

Overview

         RMC is a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete and aggregates operations. RMC is also an important asphalt producer in the United Kingdom, with a significant share of the roof tile, concrete-block paving, and concrete-block segments.

         For the year ended December 31, 2004, RMC's operations in the United Kingdom generated revenues of approximately (pound)1,071 million.

The U.K. Cement Industry

         According to Cembureau, the representative organization of the cement industry in Europe, total construction output in the U.K. grew 3.5% in 2004 compared to 2003. The increase in total construction output in 2004 was primarily driven by an increase in residential construction. In addition, total cement consumption remained flat at approximately 13.6 million tons.

Competition

         RMC's primary competitors in the U.K. are Lafarge, Castle, Hanson, Tarmac and Aggregate Industries, each with varying regional and product strengths. The high-volume south-eastern market is well-served by RMC's raw-material sources and manufacturing plants.

RMC's U.K. Operating Network



                              [GRAPHIC OMITTED]

Description of Properties, Plants and Equipment

         As of December 31, 2004, RMC operated three cement plants located in the United Kingdom, with an installed cement capacity of 2.7 million tons per year. RMC also operated 323 ready-mix concrete plants and 134 aggregate quarries in the United Kingdom. RMC also owns a grinding mill and six marine import terminals in the United Kingdom. In addition, RMC has operating units dedicated to the asphalt, block, tile and paving businesses in the United Kingdom.

United States

         For a description of RMC's operations in the United States, please see "-- North America -- Our U.S. Operations" above.

Germany

Overview

         RMC is a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates operations. RMC maintains a nationwide network for ready-mix concrete and aggregates in Germany. RMC's German operations provide its customers with high-quality raw materials, versatile concrete products, and intelligent building solutions.

         For the year ended December 31, 2004, RMC's operations in Germany generated revenues of approximately (pound)570 million.

The German Cement Industry

         According to Cembureau, total construction in Germany declined 17% in 2004 compared to 2003. The decrease was primarily driven by a decrease in non-residential construction. Total cement consumption in 2004 was 28 million tons, a decline of 3% compared to 2003.

Competition

         RMC's primary competitors in the German cement market are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. The ready-mix concrete and aggregates markets in Germany are more fragmented, with more participation of local competitors.

RMC's German Operating Network



                              [GRAPHIC OMITTED]

Description of Properties, Plants and Equipment

         As of December 31, 2004, RMC operated three cement plants in Germany, with an installed cement capacity of 6.4 million tons per year. RMC also operated three cement grinding mills, 182 ready-mix concrete plants, 44 aggregate quarries and two land terminals in Germany.

France

Overview

         RMC is a leading ready-mix concrete producer in France. RMC is also a leading producer of aggregates in France and transports a significant quantity of materials by waterway.

         For the year ended December 31, 2004, RMC's operations in France generated revenues of approximately (pound)432 million.

The French Cement Industry

         According to Cembureau, total construction output in France grew by 3.3% in 2004 compared to 2003. The increase was primarily driven by an increase in residential construction. Cement consumption grew 3.0% to 21.3 million tons compared to the prior year.

Competition

         RMC's main competitors in the ready-mix market in France include Lafarge, Holcim, Italcementi and Vicat. RMC's main competitors in the aggregates market in France include Lafarge, Italcementi, Colas and Eurovia. Many of RMC's major competitors benefit from manufacturing their own supply of cement within France, while RMC must rely on third party cement producers in France.

Description of Properties, Plants and Equipment

         As of December 31, 2004, RMC operated 223 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, and 48 aggregates quarries.

Rest of Europe

         For the year ended December 31, 2004, RMC's operations in the rest of Europe, which consist of its operations in 13 European countries other than the U.K., Germany and France, generated revenues of approximately (pound)918 million.

         In Austria, RMC is a leading participant in the concrete, pumping, aggregates and pre-cast concrete markets and also produces ready-mix concrete and admixtures. RMC operates 38 ready-mix concrete plants and 26 aggregate quarries in Austria.

         RMC is the largest cement producer in Croatia based on installed capacity. Its three cement plants, with an installed capacity of 2.6 million tons per year, and six cement terminals serve predominantly the coastal and the central northwest region of the country. RMC's ready-mix concrete operations in Croatia are located in the western part of the country with two ready-mix facilities and an aggregates quarry.

         RMC is a leading provider of building materials in Poland serving the cement, ready-mix concrete and aggregates markets. RMC operates two cement plants in Poland, with a total installed cement capacity of 3.1 million tons per year. RMC operates two grinding mills, three aggregates quarries, and 28 ready-mix concrete plants in Poland.

         RMC is Latvia's only cement producer and operates one cement plant with an installed cement capacity of 0.4 million tons per year. RMC is a leading ready-mix producer and supplier in Latvia with three ready-mix concrete plants. RMC's Latvian operations also produce other concrete products and limestone flour.

         RMC is a leading producer of ready-mix concrete and aggregates markets in the Czech Republic where it operates 46 ready-mix concrete plants and seven aggregates quarries. RMC also distributes cement in the Czech Republic and operates two cement grinding mills, with an installed milling cement capacity of 336 thousand tons per year, and one cement terminal.

         RMC's operations in Ireland produce and deliver sand, stone and gravel as well as ready-mix concrete, mortar, and concrete products. RMC owns 44 ready-mix concrete plants and 23 aggregate quarries in Ireland. RMC is also involved in the production and distribution of pre-cast, pre-stressed and architectural pre-cast products for distribution throughout Ireland. In addition, RMC is involved in waste management in Northern Ireland and owns three maritime cement terminals for cement importation and distribution for Northern Ireland and the Isle of Man.

         RMC has aggregates and ready-mix concrete operations in Spain, Hungary and Portugal. In addition, RMC operates 18 ready-mix concrete plants in Denmark. In Finland, Norway and Sweden, RMC, through Embra, a leading bulk-cement importer in the Nordic region, operates 11 maritime cement terminals.

Rest of the World

         For the year ended December 31, 2004, RMC's operations outside the United Kingdom, the United States and Europe, generated revenues of approximately (pound)195 million.

         RMC is a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete products, RMC produces a diverse range of building materials and infrastructure products in Israel. RMC operates 62 ready-mix concrete plants and 13 aggregates quarries in Israel.

         In the United Arab Emirates (UAE), RMC operates 16 ready-mix concrete plants serving the markets of Dubai, Abu Dhabi, Ras Al Khaimah and Sharjah. In addition, RMC operates an aggregates quarry in the UAE.

         RMC is a leading ready-mix concrete producer in Malaysia, with a significant share in the country's major urban hubs. RMC operates 26 ready-mix concrete plants and five aggregates quarries in Malaysia.

         RMC's ready-mix concrete operations in Argentina, consist of three ready-mix concrete plants. In Jamaica, RMC has operations related to the production of calcined lime.

Regulatory Matters and Legal Proceedings

         A description of material regulatory and legal matters affecting us is provided below.

Tariffs

         Mexican tariffs on imported goods vary by product and have been as high as 100%. In recent years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products, with an average weighted tariff of approximately 3.7%. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. However, a tariff in the range of 13% ad valorem will continue to be imposed on cement produced in all other countries unless tariff reduction treaties are implemented or the Mexican government unilaterally reduces that tariff. While the reduction in tariffs could lead to increased competition from imports in our Mexican markets, we anticipate that the cost of transportation from most producers outside Mexico to central Mexico, the region of highest demand, will remain an effective barrier to entry.

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

         European Union directives imposing stricter environmental standards are expected to be implemented in Spain by 2007. For the purpose of adopting the directives, on July 3, 2002, Spain promulgated Law 16/2002, which establishes mechanisms for the prevention and integrated control of pollution. The new law requires that factories operating in Spain receive an integrated environmental authorization from the relevant regulatory body at the autonomous region level, generally the department of the environment. This new law came into force on July 3, 2002; however, due to a transitional period, existing industries need not comply until October 30, 2007. In anticipation of our compliance by this date, one of our eight plants in Spain has already received the required authorization. With respect to our other plants, we already comply or believe that we would be able to comply with the requisite standards, if necessary, without significant expenditures. In addition, we are not aware of any material environmental liabilities with respect to our Spanish operations. We are currently evaluating the impact of the European Union directives on RMC's European operations.

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

         We were one of the first industrial groups in Mexico to sign an agreement with the Secretaria del Medio Ambiente y Recursos Naturales, or SEMARNAT, the Mexican government's environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants, including our Hidalgo plant, which temporarily halted operations in 2002, under a government-run program. In 2001, the Mexican environmental protection agency in charge of the voluntary environmental auditing program, the Procuraduria Federal de Proteccion al Ambiente, or PROFEPA, which is part of SEMARNAT, completed auditing our 15 cement plants and awarded all our plants, including our Hidalgo plant, a Certificado de Industria Limpia, Clean Industry Certificate, certifying that our plants are in compliance with environmental laws. The Clean Industry Certificates are strictly renewed every two years. As of the date of this annual report, 14 of the cement plants have a Clean Indusrty Certificate. The Certificates for Atotonilco, Huichapan, Merida, Yaqui, Hermosillo, Tamuin, Valles and Zaptoltic were renewed in 2004; the Certificates for Barrientos, Torreon and Guadalajara are scheduled to be renewed in 2005; and the Certificates for Monterrey, Ensenada and Tepeaca are scheduled to be renewed in 2006. The Certificate of the Hildalgo plant has expired, and since the plant is no longer in operation, the Certificate will not be renewed. For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. Our Monterrey and Hermosillo plants started using tires as an energy source in September 2002 and November 2003, respectively. In 2004, our Yaqui, Tamuin, Guadalajara and Barrientos plants also started using tires as an energy source. Municipal collection centers in Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. During 2004, the Ensenada, Yaqui, Hermosillo, Guadalajara, Zapotiltic, Merida, Monterrey, Torreon, Valles, Tamuin, Barrientos, Atotonilco, Tepeaca and Huichapan plants substituted with alternative fuels approximately 5.76%, 3.43%, 2.65%, 0.74%, 0.03%, 2.56%, 1.34%, 6.02%, 0.02%,
1.26%, 4.75%, 0.58%, 0.01% and 3.90%, respectively, of their total fuel used. Overall, approximately 1.98% of the total fuel used in the 14 cement plants was comprised of alternative substituted fuels.

         Between 1999 and 2004, our Mexican operations have invested in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. Currently, our 14 operating cement plants in Mexico and an aggregates plant in Monterrey have the ISO 14001 certification for environmental management systems.

         As of December 31, 2004, our eight cement plants in Spain and our cement mill in Tenerife, Spain have received the ISO 14001 certification for environmental management systems.

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

         Several of CEMEX, Inc.'s previously owned and currently owned facilities have become the subject of various local, state or Federal environmental proceedings and inquiries in the past. While some of these matters have been settled, others are in their preliminary stages and may not be resolved for years. The information developed to date on these matters is not complete. CEMEX, Inc. does not believe it will be required to spend significantly more on these matters than the amounts already recorded in our consolidated financial statements included elsewhere in this annual report. However, it is impossible for CEMEX, Inc. to determine the ultimate cost that it might incur in connection with such environmental matters until all environmental studies and investigations, remediation work, negotiations with other parties that may be responsible, and litigation against other potential sources of recovery have been completed. With respect to known environmental contingencies, CEMEX, Inc. has recorded provisions for estimated probable liabilities and does not believe that the ultimate resolution of such matters will have a material adverse effect on our financial results.

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

         In July 2000, the Commerce Department determined not to revoke the anti-dumping order on imports from Mexico. On October 5, 2000, the ITC found likelihood of injury to the U.S. industry and determined not to revoke this anti-dumping order. Thus, the order remains in place. On September 19, 2001, CEMEX filed a petition for a "changed circumstances" review. The ITC decided in December 2001 not to initiate such a review. CEMEX has appealed the ITC's decision in the "sunset review" and the "changed circumstances" review to NAFTA. In January 2005, a NAFTA Panel was formed to review the ITC's sunset review determination. On April 7, 2005, the NAFTA Panel heard oral arguments, but had not issued its determination as of the date of this annual report.

         On May 21, 1991, U.S. producers of gray cement and clinker filed petitions with the Department of Commerce and the ITC claiming that imports of gray cement and clinker from Venezuela were subsidized by the Venezuelan government and were being dumped into the U.S. market. The producers asked the U.S. government to impose anti-dumping and countervailing duties on these imports. The Commerce Department initially found that CEMEX Venezuela had a dumping margin of 49.2%. Rather than proceeding with the final Commerce Department and ITC determinations, CEMEX Venezuela and the Commerce Department entered into an Anti-Dumping Suspension Agreement on February 11, 1992. Under the Anti-Dumping Suspension Agreement, CEMEX Venezuela agreed not to sell gray cement or clinker in the United States at a price less than the "foreign market value." On October 5, 2000, the ITC determined that terminating the Anti-Dumping Suspension Agreement involving imports from Venezuela would not likely lead to a continuation or recurrence of injury to the U.S. market, and voted to terminate such agreement. Consequently, on November 8, 2000, the Commerce Department issued a notice terminating the Anti-Dumping Suspension Agreement covering imports of cement from Venezuela. On July 28, 2003, the United States Court of International Trade, or CIT, upheld the Commerce Department's decision to terminate the Suspension Agreement. The U.S. cement industry appealed the decision of the Court of International Trade to the Court of Appeals for the Federal Circuit. On December 14, 2004, the Court of Appeals for the Federal Circuit upheld the CIT's decision affirming the Commerce Department's termination of the Suspension Agreement. Thus, all litigation involving the Venezuelan Suspension Agreement has been completed and imports of cement from Venezuela are free of all antidumping restrictions.

U.S. Anti-Dumping Rulings--Mexico

         Our exports of Mexican gray cement from Mexico to the United States are subject to an anti-dumping order that was imposed by the Commerce Department on August 30, 1990. Pursuant to this order, firms that import gray Portland cement from our Mexican operations in the United States must make cash deposits with the U.S. Customs Service to guarantee the eventual payment of anti-dumping duties.

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

         As of December 31, 2004, CEMEX Corp., as the parent company of our U.S. subsidiaries that import Mexican cement into the United States, had accrued liabilities of U.S.$103.6 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the Commerce Department in its administrative reviews.

         The Commerce Department has published its final dumping determinations for the first, second, third, fourth, fifth and seventh review periods. The Commerce Department's final results of its final determinations for the sixth, eighth, ninth, tenth, eleventh, twelfth and thirteenth review periods have also been published, but have been suspended pending review by NAFTA panels.

         On October 20, 2003, the NAFTA Extraordinary Challenge Committee upheld the NAFTA Panel reviewing the final results of the fifth administrative review, covering the period August 1, 1994 -- July 1, 1995. The NAFTA Panel upheld the Commerce Department's remand results which lowered the antidumping duty margin for imports during the fifth review period to 44.9% ad valorem. The Customs Service has completed liquidating entries of cement from Mexico made during the fifth review period.

         On November 25, 2003, the NAFTA Panel reviewing the final results of the seventh review period upheld the Commerce Department's remand results of the seventh review period. The remand results lowered the antidumping margin for imports made during the seventh review period to 37.3% ad valorem. The Customs Service has begun liquidating all entries of cement from Mexico made during the seventh review period.

         On September 16, 2003, the Commerce Department issued its final determination covering the twelfth review period, commencing on August 1, 2001 and ending on July 31, 2002. The Commerce Department determined that the antidumping margin was 80.75% ad valorem. The final results for the twelfth review period established a cash deposit rate for imports of gray Portland cement and cement clinker from Mexico made on or after September 16, 2003. The cash deposit rate was established at $52.41 per ton, which remained in effect until the final results of the thirteenth review period were published.

         The latest final determination by the Commerce Department covering the thirteenth review period, commencing on August 1, 2002 and ending on July 31, 2003, was issued on December 29, 2004. The Commerce Department determined that the antidumping margin was 54.97% ad valorem. The final results for the thirteenth review period set the cash deposit rate for imports of gray Portland cement and cement clinker from Mexico made on or after December 29, 2004. The cash deposit rate was set at $32.85 per ton, which will remain in effect until the final results of the fourteenth review period are published.

         The status of each period still under review or appeal is as follows:


         Period                  Cash Deposits                                     Status
-----------------------   --------------------------  -----------------------------------------------------------

8/1/95-7/31/96             61.85%                      37.49% determined by the Commerce Department upon review.
                           (effective 5/5/1997)        Liquidation suspended pending NAFTA panel review.
8/1/97-7/31/98             73.69%, 35.88% and 37.49%   45.98% determined by the Commerce Department upon review.
                           (effective 5/4/1998)        Liquidation suspended pending NAFTA panel review.
8/1/98-7/31/99             37.49%, 49.58% (effective   38.65% determined by the Commerce Department upon review.
                           3/17/1999)                  Liquidation suspended pending NAFTA panel review.
8/1/99-7/31/00             49.58%, 45.98% (effective   50.98% determined by the Commerce Department upon review.
                           3/16/2000)                  Liquidation suspended pending appeal to NAFTA panel review.
8/1/00-7/31/01             49.58%, 38.65% (effective   73.74% determined by the Commerce Department upon review.
                           5/14/2001)                  Liquidation suspended pending appeal to NAFTA panel review.
8/1/01-7/31/02             38.65%, 50.98%              80.75% determined by the Commerce Department upon review.
                           (effective 3/19/2002)       Liquidation suspended pending appeal to NAFTA panel review.
8/1/02 - 7/31/03           50.98%, 73.74% (effective   54.97% determined by the Commerce Department upon review.
                           1/14/2003)                  Liquidation suspended pending appeal to NAFTA Panel.
8/1/03 - 7/31/04           73.74%, U.S.$52.41 per      Subject to review by the Commerce Department.
                           ton
                           (effective 10/15/2003)
8/01/04 - to date          U.S.$52.41 per ton,         Subject to review by the Commerce Department.
                           U.S.$32.85 per ton
                           (effective 12/29/2004)

Anti-Dumping in Taiwan

         Five Taiwanese cement producers -- Asia Cement Corporation, Taiwan Cement Corporation, Lucky Cement Corporation, Hsing Ta Cement Corporation and China Rebar -- filed before the Tariff Commission under the Ministry of Finance (MOF) of Taiwan an anti-dumping case involving imported gray Portland cement and clinker from the Philippines and Korea.

         In July 2001, the MOF informed the petitioners and the respondent producers in exporting countries that a formal investigation had been initiated. Among the respondents in the petition are APO, Rizal and Solid, indirect subsidiaries of CEMEX.

         In June 2002, the International Trade Commission under the Ministry of Economic Affairs (ITC-MOEA) notified respondent producers that its final injury investigation concluded that the imports from South Korea and the Philippines have caused material injury to the domestic industry in Taiwan.

         In July 2002, the MOF notified the respondent producers that a dumping duty would be imposed on Portland cement and clinker imports from the Philippines and South Korea commencing from July 19, 2002. The duty rate imposed on imports from APO, Rizal and Solid was 42%.

         In September 2002, APO, Rizal and Solid filed before the Taipei High Administrative Court an appeal in opposition to the anti-dumping duty imposed by the MOF. In August 2004, we received a copy of the decision of the Taipei Administrative High Court, which was adverse to our appeal. The decision has since become final.

Tax Matters

         As of December 31, 2004, we and some of our Mexican subsidiaries have been notified of several tax assessments determined by the Mexican tax office with respect to the tax years from 1992 through 1996 in a total amount of Ps3,638.6 million. The tax assessments are based primarily on: (i) recalculations of the inflationary tax deduction, since the tax authorities claim that "Advance Payments to Suppliers" and "Guaranty Deposits" are not by their nature credits, (ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred, (iii) disallowed determination of tax loss carryforwards, and (iv) disallowed amounts of business asset tax, commonly referred to as BAT, creditable against the controlling entity's income tax liability on the grounds that the creditable amount should be in proportion to the equity interest that the controlling entity has in its relevant controlled entities. We have filed an appeal for each of these tax claims before the Mexican federal tax court, and the appeals are pending resolution.

         As of December 31, 2004, the Philippine Bureau of Internal Revenue, or BIR, assessed APO and Solid, our operating subsidiaries in Philippines, for deficiencies in the amount of income tax paid in prior tax years amounting to a total of approximately PhP3,069.1 million (approximately U.S.$54.8 million as of December 31, 2004, based on an exchange rate of PhP56.702 to U.S.$1.00, which was the Philippine Peso/Dollar exchange rate on December 31, 2004 as published by the Bangko Sentral ng Pilipinas, the central bank of the Republic of the Philippines). The tax assessments result primarily from: (i) the disallowance of APO's income tax holiday related income from 1998 to 2001; and
(ii) deficiencies in national taxes paid by APO for the 1999 tax year and by Solid for the 2000 tax year. In the first case, we have contested the BIR's assessment with the Court of Tax Appeal, or CTA. In the second case, both APO and Solid continue to submit relevant evidence to the BIR to contest these assessments and intend to contest these assessments with the CTA in case the BIR issues a final collection letter. In addition, Solid's 1998 tax year and APO's 1997 and 1998 tax years are under preliminary review by the BIR for deficiency in the payment of taxes. As of the date of this annual report, the finalization of these assessments was held in abeyance by the BIR as APO and Solid continue to present evidence to dispute its findings. We believe that these assessments will not have a material adverse effect on us. However, an adverse resolution of these assessments could have a material adverse effect on our results of operations in the Philippines.

Other Legal Proceedings

         In May 1999, several companies filed a civil liability suit in the civil court of the circuit of Ibague, Colombia, against two of our Colombian subsidiaries, alleging that these subsidiaries were responsible for deterioration of the rice production capacity of the land of the plaintiffs caused by pollution from our cement plants located in Ibague, Colombia. On January 13, 2004, CEMEX Colombia was notified of the judgment the court entered against CEMEX Colombia which awarded damages to the plaintiffs in the amount of CoP21,114 million (U.S.$9.09 million as of February 28, 2005, based on an exchange rate of CoP2,323.77 to U.S.$1.00, which was the Colombian Peso/Dollar exchange rate on February 28, 2005 as published by the Banco de la Republica de Colombia, the central bank of Colombia). On January 15, 2004 CEMEX Colombia, appealed the judgment. The appeal was admitted and the case was sent to the Tribunal Superior de Ibague, where CEMEX Colombia filed, on March 23, 2004, a statement of the arguments supporting its appeal. The case is currently under review by the appellate court. We expect this proceeding to continue for several years before final resolution.

         In March 2001, 42 transporters filed a civil liability suit in the civil court of Ibague, Colombia, against three of our Colombian subsidiaries. The plaintiffs content that these subsidiaries are responsible for alleged damages caused by breach of raw material transportation contracts. The plaintiffs asked for relief in the amount of CoP127,242 million (U.S.$54.76 million as of February 28, 2005). This proceeding has reached the evidentiary stage. Typically, proceedings of this nature continue for several years before final resolution.

         As of December 31, 2004, CEMEX, Inc. had accrued liabilities specifically relating to environmental matters in the aggregate amount of U.S.$28.3 million. The environmental matters relate to (i) the disposal of various materials in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

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

         In addition to the case outlined in the preceding paragraph, there are two other formal legal proceedings relating to the change of management at PT Semen Padang in May 2003. In one case, filed by the Employees' Cooperative of PT Semen Padang, the District Court of Padang ruled that the replacement of management at PT Semen Padang was legally valid. An appeal of that decision by the former management is currently pending before the High Court for West Sumatra. In the other proceeding, certain members of the former management of PT Semen Padang have filed a request for consideration with the Supreme Court in regard to its decision in March 2003 to permit the general meeting of shareholders of PT Semen Padang which led to the replacement of the former management. This request is still pending.

         After the failure of several attempts to reach a negotiated or mediated solution to these problems involving Gresik, on December 10, 2003, CAH filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. CAH is seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. ICSID has accepted and registered CAH's request for arbitration and issued a formal notice of registration on January 27, 2004. On May 10, 2004, an Arbitral Tribunal was established to hear the dispute. The Indonesian government has objected to the Tribunal's jurisdiction over the claims asserted in CAH's request for arbitration, and a hearing to resolve these jurisdictional objections is expected to take place during 2005. We cannot predict what effect, if any, this action will have on our investment in Gresik, how the Tribunal will rule on the Indonesian government's jurisdictional objections or the merits of the dispute, or the time-frame in which the Tribunal will rule. For a more detailed description of our investment in Gresik and the ongoing difficulties with Semen Padang, please see "Europe, Asia and Africa -- Our Asian Operations -- Our Indonesian Equity Investment" above.

         During 2004, four lawsuits filed in protection of the public interest, which include a subsidiary of CEMEX Colombia as a codefendant, were filed; the first was filed on April 14 and the last was filed on December 16. The plaintiffs argue that the use of a base material sold by the ready-mix industry resulted in premature distress of the roads built for the mass public transportation system of Bogota. The lawsuits allege that the base material supplied by CEMEX Colombia and the other suppliers failed to meet technical standards offered by the producers (quality deficiencies) and/or that they provided insufficient or inaccurate information in connection with the product. The four lawsuits seek the repair of the road in a manner which guarantees its service during the 20-year period for which it was originally designed. However, the lawsuits do not estimate the alleged damages, in this case, cost of repairs. CEMEX Colombia has vigorously defended itself and will continue to do so. One of the lawsuits was dismissed based on arguments presented to the court by CEMEX Colombia; each of the others are in the initial stage of proceedings. CEMEX Colombia has timely contested each of the lawsuits of which have been notified. At this early stage it is not possible to estimate the potential damages or the portion thereof which could be borne by CEMEX Colombia. Typically, proceedings of this nature continue for several years before final resolution.

         As of the date of this annual report, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against RMC that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current or contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position or results of operations.

Item 5 -  Operating and Financial Review and Prospects
          --------------------------------------------

Cautionary Statement Regarding Forward Looking Statements

         This annual report contains forward-looking statements that reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. In this annual report, the words "expects," "believes," "anticipates," "estimates," "intends," "plans," "probable" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements necessarily involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could impact us or our subsidiaries, include:

         o    the cyclical activity of the construction sector;

         o    competition;

         o    general political, economic and business conditions;

         o    weather and climatic conditions;

         o    national disasters and other unforeseen events; and

         o the other risks and uncertainties described under Item 3 "-- Key Information -- Risk Factors" and elsewhere in this annual report.

         Readers are urged to read this entire annual report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this annual report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the Securties and Exchange Commission.

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

Overview

         The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. These financial statements do not reflect the consolidation of RMC, which occurred on March 1, 2005, or asset sales subsequent to December 31, 2004. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. See note 24 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

         Mexico experienced annual inflation rates of 5.6% in 2002, 3.9% in 2003 and 5.4% in 2004. Mexican GAAP requires that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been restated in constant Mexican Pesos as of December 31, 2004. They have been restated using the CEMEX weighted average inflation factors, as explained in note 3B to our consolidated financial statements included elsewhere in this annual report.

         The percentage changes in cement sales volumes described in this annual report for our operations in a particular country include the number of s of cement sold to our operations in other countries. Likewise, unless otherwise indicated, the net sales financial information presented in this annual report for our operations in each country include the Mexican Peso amount of sales derived from sales of cement to our operations in other countries, which have been eliminated in the preparation of our consolidated financial statements included elsewhere in this annual report.

         The following table sets forth selected financial information as of and for each of the three years ended December 31, 2002, 2003, and 2004 by principal geographic area expressed as an approximate percentage of our total consolidated group before eliminations resulting from consolidation. We operate in countries with economies in different stages of development and structural reform, with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries. The variations in (1) the exchange rates used in the translation of the local currency to Mexican Pesos, and (2) the rates of inflation used for the restatement of our financial information to constant Mexican Pesos, as of the latest balance sheet presented, may affect the comparability of our results of operations and consolidated financial position from period to period.


                                                                                Central
                              %                                                 America
                     %     United   %      %          %        %       %        and the     %
                  Mexico   States Spain Venezuela  Colombia  Egypt Philippines Caribbean  Others  Combined Elimination Consolidated
                                    (in millions of constant Mexican Pesos as of December 31, 2004, except percentages)
Net Sales For the
Period Ended:

December 31, 2002   34%     24%    14%     4%         3%      2%       2%         7%        10%    88,383    (8,658)     79,725
December 31, 2003   34%     22%    16%     4%         3%      2%       2%         8%         9%    93,331    (7,778)     85,553
December 31, 2004   33%     22%    16%     4%         3%      2%       2%         8%        10%    99,045    (8,261)     90,784

Operating Income
For the Period
Ended:

December 31, 2002   72%     21%    18%     8%         6%      1%       --         7%       -33%    15,967        --      15,967
December 31, 2003   70%     14%    18%     7%         6%      2%       --         7%       -24%    17,377        --      17,377
December 31, 2004   60%     16%    18%     6%         6%      3%       1%         9%       -16%    20,628        --      20,628

Total Assets at:

December 31, 2002   24%     19%     9%     3%         3%      2%       4%         5%        31%   278,868   (84,714)    194,154
December 31, 2003   22%     18%    14%     3%         3%      2%       3%         5%        30%   272,444   (81,194)    191,250
December 31, 2004   23%     16%    12%     3%         3%      2%       3%         5%        33%   274,977   (81,354)    193,623


Critical Accounting Policies

         We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income Taxes

         Our operations are subject to taxation in many different jurisdictions throughout the world. Under Mexican GAAP, we recognize deferred tax assets and liabilities using a balance sheet methodology, which requires a determination of the permanent and temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Our overall strategy is to structure our worldwide operations to take greatest advantage of opportunities provided under the tax laws of the various jurisdictions to minimize or defer the payment of income taxes on a consolidated basis.

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

         In the event of a sudden increase in the rate of inflation in Mexico, the adjustment that the market makes in the exchange rate of the Mexican Peso against other currencies resulting from such inflation is not immediate and may take several months, if it occurs at all. In this situation, the value expressed in the consolidated financial statements for fixed assets of foreign origin will be understated in terms of Mexican inflation, given that the restatement factor arising from the inflation of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the Mexican Peso will not offset the Mexican inflation.

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

Derivative financial instruments

         As mentioned in note 3N to our consolidated financial statements included elsewhere in this annual report, in compliance with the guidelines established by our risk management committee, we use derivative financial instruments such as interest rate and currency swaps, currency and stock forward contracts, options and futures, in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements and as a vehicle to reduce financing costs, as well as: (i) hedges of contractual cash flows and forecasted transactions, (ii) hedges of CEMEX's net investments in foreign subsidiaries, and (iii) hedges of the future exercise of options under our stock option programs. These instruments have been negotiated with institutions with significant financial capacity; therefore, we consider the risk of non-compliance with the obligations agreed to by such counterparties to be minimal. Some of these instruments have been designated as hedges of our debt or equity instruments. In other cases, although some derivatives complement our financial strategy, they have not been designated as hedge instruments because accounting hedge requirements were not met.

         Effective January 1, 2001, in accordance with Bulletin C-2 "Financial Instruments", we recognize all derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair value and the changes in such values in the income statement for the period in which they occurred. There are several exemptions to the general rule for transactions that we designate and that meet several hedging requirements (see note 3N to our consolidated financial statements included elsewhere in this annual report). Premiums paid or received on hedge derivative instruments are deferred and amortized over the life of the underlying hedged instrument or immediately when they are settled; in other cases, premiums are recorded in the income statement, at the time that they are received or paid. See notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report.

         Pursuant to the accounting principles established by Bulletin C-2, our balance sheets and income statements are subject to volatility arising from variations in interest rates, exchange rates, share prices and other conditions established in our derivative instruments. The estimated fair value represents a valuation effect at the reporting date, and the final cash inflows or outflows that we will receive or make to our counterparties will not be known until settlement of the derivative instruments occurs. The estimated fair values of derivative instruments determined for us and used by us for recognition and disclosure purposes in the financial statements and their notes, are supported by confirmations of these values received from the counterparties to these financial instruments; nonetheless, significant judgment is required to account appropriately for the effects of derivative financial instruments in the financial statements.

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

Valuation reserves on accounts receivable and inventories

         On a periodic basis, we analyze the recoverability of our accounts receivable and our inventories (supplies, raw materials, work-in-process and finished goods), in order to determine if due to credit risk or other factors in the case of our receivables and due to weather or other conditions in the case of our inventories, some receivables may not be recovered or certain materials in our inventories may not be utilizable in the production process or for sale purposes. If we determine such a situation exists, book values related to the non-recoverable assets are adjusted and charged to the income statement through an increase in the doubtful accounts reserve or the inventory obsolescence reserve, as appropriate. These determinations require substantial management judgment and are highly complex when considering the various countries in which we have operations, each having its own economic circumstances that require continuous monitoring, and our numerous plants, deposits, warehouses and quarries. As a result, final losses from doubtful accounts or inventory obsolescence could differ from our estimated reserves.

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

Results of Operations

Consolidation of Our Results of Operations

         Our consolidated financial statements, included elsewhere in this annual report, include those subsidiaries in which we hold a majority interest or which we otherwise control. All significant intercompany balances and transactions have been eliminated in consolidation.

         For the periods ended December 31, 2002, 2003 and 2004, our consolidated results reflect the following transactions:

         o On September 27, 2004, in connection with a public offer to purchase RMC's outstanding shares, CEMEX UK Limited, our indirect wholly-owned subsidiary, acquired 50 million shares of RMC for approximately (pound)432 million (U.S.$786 million, based on a Pound/Dollar exchange rate of (pound)0.5496 to U.S.$1.00 on September 27, 2004), which represented approximately 18.8% of RMC's outstanding shares. The acquisition of the remaining 81.2% of RMC, which as of December 31, 2004 was subject to clearances by several regulatory agencies, was consummated on March 1, 2005.

         o In August 2004, we acquired 6.83% (695,065 shares) of equity in CEMEX Asia Holdings, Ltd., or CAH, a subsidiary originally created to co-invest with institutional investors in Asian cement operations for approximately U.S.$70 million. In addition, in 2004, 1,398,602 CAH shares were exchanged for 27,850,713 CPOs with an approximate value of U.S.$172 million (Ps1,916.0 million). In 2003, 84,763 CAH shares were exchanged for 1,683,822 CPOs, with an approximate value of U.S.$7.8 million (Ps93.2 million). In July 2002, we increased our equity interest in CAH to 77.7%. Exchanges during 2003 and 2004 resulted from agreements entered into on July 12, 2002, through which, in 2003, 1,483,365 CAH shares were acquired by a forward exchange requiring delivery of 28,195,213 CPOs. In April 2003, the original settlement date was modified regarding 1,398,602 CAH shares which were acquired during 2004. In 2002, 25,429 CAH shares were acquired for U.S.$2.3 million. For accounting purposes, the 1,483,365 CAH shares have been consolidated since July 2002, recognizing an account payable of U.S.$140 million, equivalent to the price of 28,195,213 CPOs as of the date of the exchange agreements. In 2004, we recorded a loss in stockholders' equity of approximately Ps1,000.4 million representing the excess in the price paid over the book value of the CAH shares held by minority interests. Through the transactions mentioned above, our stake in CAH increased to 99.1%.

         o In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$99.7 million. Located in Dixon, Illinois, the single cement facility has an annual production capacity of 560,000 tons. This cement plant was sold on March 31, 2005 as part of the U.S. asset sale described elsewhere in this document.

         o In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of PRCC. The aggregate value of the transaction was approximately U.S.$281.0 million, including approximately U.S.$100.8 million of assumed net debt.

         o In July 2002, we purchased, through a wholly-owned indirect subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in Solid, for approximately U.S.$95 million.

Selected Consolidated Income Statement Data

         The following table sets forth selected consolidated income statement data for CEMEX for each of the three years ended December 31, 2002, 2003, and 2004 expressed as a percentage of net sales.


                                                                                       Year Ended December 31,
                                                                                --------------------------------------
                                                                                 2002            2003            2004
                                                                                ------         -------         -------
Net sales............................................................           100.0           100.0           100.0
Cost of sales........................................................           (55.9)          (57.6)          (56.3)
                                                                                ------         -------         -------
     Gross profit....................................................            44.1            42.4            43.7
Operating expenses:..................................................
   Administrative....................................................           (12.6)          (11.1)          (10.2)
   Selling...........................................................           (11.5)          (11.0)          (10.8)
                                                                                ------         -------         -------
      Total operating expenses.......................................           (24.1)          (22.1)          (21.0)
                                                                                ------         -------         -------
   Operating income.................................................             20.0            20.3            22.7
Net comprehensive financing income (cost):
   Financial expense.................................................            (5.1)           (5.3)           (4.6)
   Financial income..................................................             0.7             0.2             0.3
   Foreign exchange gain (loss), net.................................            (1.2)           (2.4)           (0.3)
   Gain (loss) on valuation of marketable securities and other
      Investments....................................................            (4.8)           (0.8)            1.5
   Monetary position gain............................................             5.4             4.6             4.7
                                                                                ------         -------         -------
   Net comprehensive financing income (cost).........................            (5.0)           (3.7)            1.6
                                                                                ------         -------         -------
Other expenses, net..................................................            (5.9)           (6.4)           (5.9)
   Income before income tax, business assets tax, employees'
     Statutory profit sharing and equity in income of affiliates.....             9.1            10.2            18.4
                                                                                ------         -------         -------
Income tax and business assets tax, net..............................            (0.8)           (1.3)           (2.3)
Employees' statutory profit sharing..................................            (0.2)           (0.2)           (0.4)
   Total income taxes, business assets tax and employees' statutory
                                                                                ------         -------         -------
     Profit sharing..................................................            (1.0)           (1.5)           (2.7)
   Income before equity in income of affiliates......................             8.1             8.7            15.7
Equity in income of affiliates.......................................             0.5             0.5             0.6
                                                                                ------         -------         -------
Consolidated net income..............................................             8.6             9.2            16.3
                                                                                ------         -------         -------
Minority interest net income.........................................             0.6             0.4             0.3
                                                                                ------         -------         -------
Majority interest net income.........................................             8.0             8.8            16.0
                                                                                ------         -------         -------

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) in 2004 compared to 2003 in our net sales, before eliminations resulting from consolidation, sales volumes and prices for the major countries in which we have operations. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation which occurred during the period between the country's local currency vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using our weighted average inflation factor; therefore, such variations differ substantially from those based solely on the country's local currency:


------------------ ------------------------------------------- ------------------------- ----------- ------------------------
                                   Net Sales
------------------ ------------ ----------------- ------------ ------------------------- ----------- ------------------------
                                   Approximate                                             Export       Average Domestic
                                    currency                         Domestic Sales         Sales        Prices in local
                                  fluctuations,    Variations           Volumes            Volumes         currency
                    Variations       net of        in constant
                    in local        inflation        Mexican
    Country         currency         effects          Pesos       Cement     Ready-Mix      Cement     Cement     Ready-Mix
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
Mexico                +4.5%          -0.9%           +3.6%        +2%          +16%         +37%        -3%         -1%
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
United States        +14.0%          -7.6%           +6.4%        +9%          +8%          N/A         +5%         +11%
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
Spain                 +5.6%          +0.4%           +6.0%        +3%          +2%          -23%        +3%         +5%
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
Venezuela            +10.6%          -8.1%           +2.5%        +20%         +13%         +26%       -12%         -2%
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
Colombia             +11.7%          -8.1%           +3.6%        +8%          +13%         N/A         -8%         +8%
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
Central America
and the Caribbean     +4.7%          +3.6%           +8.3%        Flat         -1%          N/A         +7%         +5%
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
Philippines          +19.8%          -14.5%          +5.3%        -2%          -95%         -49%       +35%         -14%
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
Egypt                +42.3%          -10.8%         +31.5%        -6%          +86%         +173       +32%         13%
------------------ ------------ ----------------- ------------ ----------- ------------- ----------- ---------- -------------
N/A = Not Applicable
------------------------------------------------------------------------------------------------------------------------------------

         On a consolidated basis, our cement sales volumes increased approximately 2%, from 64.7 million tons in 2003 to 65.8 million tons in 2004, and our ready-mix concrete sales volumes increased approximately 10%, from
21.7 million cubic meters in 2003 to 23.9 million cubic meters in 2004. Our net sales increased approximately 6% from Ps85,553 million in 2003 to Ps90,784 million in 2004, and our operating income increased approximately 19% from Ps17,377 million in 2003 to Ps20,628 million in 2004.

Net Sales

         Our net sales increase of 6% during 2004 was primarily attributable to higher sales volumes in most of our markets, which were partially offset by a decrease in domestic cement sales volumes in the Philippines and Egypt and lower domestic cement prices in Mexico, Venezuela and Colombia. Of our consolidated net sales in 2003 and 2004, approximately 73% and 71%, respectively, were derived from sales of cement, approximately 22% and 24%, respectively, from sales of ready-mix concrete and approximately 5% and 5%, respectively, from sales of other construction materials and services.

         Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a country-by-country basis.

         Mexico
         ------

         Our Mexican operations' domestic gray cement sales volumes increased approximately 2% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 16% during the same period. The increases in sales volumes resulted primarily from increased demand in the public sector, particularly from infrastructure projects and low- and middle-income housing, as compared to flat self-construction sector during the year. Our Mexican operations' cement export volumes, which represented 7% of our Mexican cement sales volumes in 2004, increased approximately 37% in 2004 compared to 2003, due mainly to an increase in public sector spending. Of our Mexican operations' cement export volumes during 2004, 79% was shipped to the United States, 20% to Central America and the Caribbean and 1% to South America. The average cement price in Mexico decreased approximately 3% in constant Peso terms in 2004 compared to 2003, and the average ready-mix concrete price decreased approximately 1% in constant Peso terms over the same period (these prices increased 2% and 4%, respectively, in nominal Peso terms). For the year ended December 31, 2004, sales of ready-mix concrete in Mexico represented approximately 25% of our Mexican operations' total net sales.

         As a result of the increases in cement and ready-mix concrete sales volumes and the increase in cement export volumes, partially offset by decreases in average cement and ready-mix prices, net sales in Mexico, in constant Peso terms, increased approximately 4% in 2004 compared to 2003.

         United States
         -------------

         Our United States operations' cement sales volumes, which include cement purchased from our other operations, increased approximately 9% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 8% over the same period. The increases in sales volumes are primarily attributable to strong demand from the residential sector due to a low interest rate environment and from the cement-intensive public works sector, as well as favorable weather conditions during December. The industrial and commercial sectors, which declined in 2003, made a strong recovery and grew in 2004. The average sales price of cement increased approximately 5% in Dollar terms during 2004 compared to 2003, and the average price of ready-mix concrete increased approximately 11% during the same period. For the year ended December 31, 2004, sales of ready-mix concrete in the U.S. represented approximately 27% of our U.S. operations' total net sales.

         As a result of the increases in cement and ready-mix concrete sales volumes and the increases in average cement and ready-mix prices, net sales in the United States, in U.S. Dollar terms, increased approximately 14% in 2004 compared to 2003.

         Spain
         -----

         Our Spanish operations' domestic cement sales volumes increased approximately 3% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 2% during the same period. The increases in sales volumes were primarily driven by strong residential construction activity due to a favorable mortgage environment and by increased spending in public works due to Spain's infrastructure program, as well as favorable weather conditions during November and December. Our Spanish operations' cement export volumes, which represented 2% of our Spanish cement sales volumes in 2004, decreased approximately 23% in 2004 compared to 2003 primarily due to increased domestic demand. Of our Spanish operations' total cement export volumes during 2004, 71% was shipped to the United States, 15% to Europe and 14% to Africa. The average sales price of cement increased approximately 3% in Euro terms during 2004 compared to 2003, and the average price of ready-mix concrete increased approximately 5% in Euro terms over the same period. For the year ended December 31, 2004, sales of ready-mix concrete in Spain represented approximately 25% of our Spanish operations' total net sales.

         As a result of the increases in cement and ready-mix concrete sales volumes and the increases in average cement and ready-mix prices, net sales in Spain, in Euro terms, increased approximately 6% in 2004 compared to 2003, despite the decline in cement export volumes.

         Venezuela
         ---------

         Our Venezuelan operations' domestic cement sales volumes increased approximately 20% in 2004 compared to 2003, while ready-mix concrete sales volumes also increased approximately 13% during the same period. The increases in sales volumes and ready-mix concrete sales volumes were mainly driven by the self-construction and commercial sectors, while government spending remained stable. Construction in the private sector is increasing as confidence in the economy recovers.

         Our Venezuelan operations' cement export volumes, which represented 56% of our Venezuelan cement sales volumes in 2004, increased approximately 26% in 2004 compared to 2003. The increase in cement export volumes was due to increases in sales to the United States, Guadalupe, Haiti, Martinique and Panama. Of our Venezuelan operations' total cement export volumes during 2004, 74.6% was shipped to the United States and 25.4% to the Caribbean and South America. For the year ended December 31, 2004, sales of ready-mix concrete in Venezuela represented approximately 20% of our Venezuelan operations' total net sales.

         Our Venezuelan operations' average domestic sales price of cement decreased approximately 12% in Bolivar terms in 2004 compared to 2003, while the average domestic sales price of ready-mix concrete decreased approximately 2% in Bolivar terms over the same period.

         As a result of the growth in domestic cement and ready-mix sales volumes, net sales in Venezuela, in Bolivar terms, increased approximately 11% in 2004 compared to 2003.

         Colombia
         --------

         Our Colombian operations' domestic cement sales volumes increased approximately 8% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 13% during the same period. The increases in sales volumes were primarily a result of increased demand from the commercial sector and, to a lesser extent, from the residential sector. Our Colombian operations' average sales price of cement decreased 8% in Colombian Peso terms in 2004 compared to 2003, while the average domestic sales price of ready-mix concrete increased approximately 8% in Colombian Peso terms over the same period. For the year ended December 31, 2004, sales of ready-mix concrete in Colombia represented approximately 36% of our Colombian operations' total net sales.

         As a result of the increases in domestic cement and ready-mix concrete sales volumes and the increase in the average sales price of ready-mix concrete, partially offset by the decrease in the average sales price of cement, net sales in Colombia, in Colombian Peso terms, increased approximately 12% in 2004 compared to 2003.

         Central America and the Caribbean
         ---------------------------------

         Our Central American and Caribbean operations consist of our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as several cement terminals in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes remained flat in 2004 compared to 2003. Our Caribbean region trading operations' cement sales volumes increased approximately 7% in 2004 compared to 2003, primarily as a result of sales to Panama and Guadaloupe. Our Central American and Caribbean operations' ready-mix concrete sales volumes decreased approximately 1% in 2004 compared to 2003, primarily due to a decrease in sales in the Dominican Republic. For the year ended December 31, 2004, sales of ready-mix concrete in Central America and the Caribbean represented approximately 16% of our Central American and Caribbean operations' total net sales.

         Our Central American and Caribbean operations' average domestic cement sales price increased approximately 7% in Dollar terms in 2004 compared to 2003, while the average ready-mix concrete sales price increased approximately 5% in Dollar terms over the same period.

         As a result of the increases in domestic cement and ready-mix concrete sales average price, net sales in our Central American and Caribbean region, in Dollar terms, increased approximately 5% in 2004 compared to 2003, due in part to the appreciation of the Dominican peso.

         The Philippines
         ---------------

         Our Philippine operations' domestic cement sales volumes decreased approximately 2% in 2004 compared to 2003, primarily as a result of decreased demand in the public works sector due to reductions in government spending on infrastructure, which was offset by a 35% increase, in Philippine Peso terms, in the average domestic sales price of cement over the same periods. Our ready-mix concrete sales volumes in the Philippines decreased approximately 95% in 2004 compared to 2003, while the average ready-mix concrete price decreased approximately 14% in Philippine Peso terms over the same periods. The decrease in ready-mix concrete sales volumes was primarily attributable to a decrease in public sector spending. Our Philippine operations' ready-mix concrete business, which began in 2001, is still under development and represents a relatively small portion of our overall Philippine operations. For the year ended December 31, 2004, sales of ready-mix concrete in the Philippines represented less than 1% of our Philippine operations' total net sales.

         Primarily as a result of the increase in the average cement sales prices which were partially offset by the decrease in domestic cement volumes, net sales in the Philippines, in Philippine Peso terms, increased approximately 20% in 2004 compared to 2003.

         Egypt
         -----

         Our Egyptian operations' domestic cement sales volumes decreased approximately 6% in 2004 compared to 2003, primarily as a result of the decrease in cement volume resulting from a slowdown in government infrastructure spending. However, this lower domestic volume was partially offset by a more than 173% increase in exports compared to 2003. Our Egyptian operations' export volumes represented 30% of their total volume in 2004. During 2004, 23% of our Egyptian exports were directed to Africa while 77% were sold to Europe. Furthermore, our Egyptian operations' ready-mix sales volumes increased 86% in 2004 compared to 2003, primarily due to increases in market share achieved by our ready-mix operations in the local market. For the year ended December 31, 2004, sales of ready-mix concrete in Egypt represented approximately 5% of our Egyptian operations' total net sales.

         In 2004, net sales in Egyptian pound terms from our Egyptian operations increased 42% compared to 2003 net sales primarily due to a 32% increase in domestic prices, as well as an increase in exports and ready-mix sales.

Cost of Sales

         Our cost of sales, including depreciation, increased 4% from Ps49,319 million in 2003 to Ps51,092 million in 2004 in constant Peso terms, primarily as a result of the increase in our net sales, primarily attributable to higher average prices in most of our markets, which more than offset higher worldwide energy costs. As a percentage of sales, cost of sales decreased 1.3% from 57.6% in 2003 to 56.3% in 2004.

Gross Profit

         Our gross profit increased by 10% from Ps36,234 million in 2003 to Ps39,692 million in 2004 in constant Peso terms. Our gross margin increased from 42.4% in 2003 to 43.7% in 2004, as a result of higher average prices in most of our markets. The increase in our gross profit is primarily attributable to the 6% increase in our net sales in 2004 compared to 2003 and the increase of only 4% in our cost of sales in 2004 compared to 2003.

Operating Expenses

         Our operating expenses increased 1% from Ps18,857 million in 2003 to Ps19,064 million in 2004 in constant Peso terms, primarily as a result of increased transportation costs due to higher worldwide energy costs, partially offset by our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses. As a percentage of sales, our operating expenses decreased from 22.1% in 2003 to 21.0% in 2004.

Operating Income

         For the reasons mentioned above, our operating income increased 19% from Ps17,377 million in 2003 to Ps20,628 million in 2004.

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

                                                                   Year Ended December 31,
                                                               --------------------------------
                                                                   2003               2004
                                                               --------------     -------------
                                                               (in millions of constant Pesos)
Net comprehensive financing income (expense):
Financial expense.......................................          Ps (4,545)        Ps (4,147)
Financial income........................................                199               261
Results from valuation and liquidation of financial instruments        (712)            1,335
Foreign exchange gain (loss), net ......................             (2,049)             (263)
Monetary position gain..................................              3,913             4,299
                                                               --------------     -------------
    Net comprehensive financing income (expense)........          Ps (3,194)         Ps 1,485
                                                               ==============     =============

         Our net comprehensive financing result improved from an expense of Ps3,194 million in 2003 to an income of Ps1,485 million in 2004. The components of the change are shown above. Our financial expense was Ps4,545 million for 2003 compared to Ps4,147 million for 2004, a decrease of 9%. The decrease was primarily attributable to lower average levels of debt outstanding during the year, since the majority of the borrowings related to the RMC acquisition were incurred in the first quarter of 2005. Our financial income increased 31% from Ps199 million in 2003 to Ps261 million in 2004 primarily as a result of an increase in interest rates. Our results from valuation and liquidation of financial instruments improved from a loss of Ps712 million in 2003 to a gain of Ps1,335 million in 2004, primarily attributable to valuation improvements from our derivative financial instruments portfolio (discussed below) during 2004. Our net foreign exchange results improved from a loss of Ps2,049 million in 2003 to a loss of Ps263 million in 2004. The foreign exchange loss in 2004 was primarily attributable to the appreciation of the Japanese Yen against the Dollar, which was partially offset by the appreciation of the Peso against the Dollar, as compared to the foreign exchange loss in 2003, which was primarily attributable to the depreciation of the Peso against the Dollar and the appreciation of the Japanese Yen against the Dollar. See notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) increased from a gain of Ps3,913 million during 2003 to a gain of Ps4,299 million during 2004, mainly as a result of an increase in the weighted average inflation index used in the determination of the monetary position result in 2004 compared to 2003.

Derivative Financial Instruments

         For the years ended December 31, 2003 and 2004, our derivative financial instruments that have a potential impact on our comprehensive financing result consist of equity forward contracts entered into to hedge potential exercises under our executive stock option programs (see notes 16 and 17 to our consolidated financial statements included elsewhere in this annual report), foreign exchange derivative instruments, excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries, interest rate swaps, cross currency swaps, interest rate swap options (swaptions), and interest rate derivatives related to energy projects. Of the gain of Ps1,335 million in 2004 recognized in the item results from valuation and liquidation of financial instruments, a net valuation loss of approximately Ps585 million is attributable to changes in the fair value of our equity forward contracts that hedge our stock option programs, net of the costs generated by such programs, and an approximate valuation gain of Ps130 million is attributable to changes in the fair value of our marketable securities. These losses were offset by an approximate gain of Ps673 million resulting from changes in the fair value of our interest rate derivatives, and an approximate gain of Ps1,118 million resulting from changes in the fair value of our foreign currency derivatives. These valuation effects accounted for substantially all the gain recorded in 2004 under the line item results from valuation and liquidation of financial instruments presented above. We experienced valuation improvements in most of these financial derivatives in 2004 compared to 2003. See "-- Qualitative and Quantitative Market Disclosure -- Our Derivative Financial Instruments" and "-- Qualitative and Quantitative Market Disclosure -- Interest Rate Risk, Foreign Currency Risk and Equity Risk." See also notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report. The estimated net gain mentioned above, determined by the excess between the fair value gain of our equity forward contracts that hedge the potential exercise of our executive stock option programs over the costs associated with the intrinsic value of our executives' options, is primarily attributable to slight differences in the strike price established in the forward contracts as compared to those of the options. The fair value gain of our equity forward contracts and the costs associated with the stock options both are attributable to the increase, during 2004, in the market price of our listed securities (ADSs and CPOs) as compared to 2003. The estimated fair value gain of our foreign currency derivatives is primarily attributable to the contracts that were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed to on November 17, 2004. On this date, RMC's shareholders committed to sell their RMC shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximately U.S.$132.1 million (Ps1,471.6 million), were recognized in stockholders' equity. See note 17B to our consolidated financial statements included elsewhere in this annual report.

Other Expenses, Net

         Our other expenses, net for 2004 were Ps5,390 million compared to Ps5,454 million in 2003, a decrease of 1%. The decrease was primarily attributable to the recognition of gains on the sale of fixed assets during 2004 of approximately Ps643 million compared with Ps153 million in 2003. See notes 7, 10 and 11 to our consolidated financial statements included elsewhere in this annual report.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our effective tax rate was 12.2% in 2004 compared to 12.3% in 2003. Our tax expense, which primarily consists of income taxes and business assets tax, increased 91% from Ps1,070 million in 2003 to Ps2,044 million in 2004. The increase was attributable to higher taxable income in 2004 as compared to 2003. Our average statutory income tax rate was approximately 33% in 2004 and approximately 34% in 2003.

         Employees' statutory profit sharing increased from Ps203 million during 2003 to Ps330 million during 2004 due to higher taxable income for profit sharing purposes in Mexico. See note 18B to our consolidated financial statements included elsewhere in this annual report.

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

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2004 increased 88%, from Ps7,872 million in 2003 to Ps14,795 million in 2004. The percentage of our consolidated net income allocable to minority interests decreased from 4.6% in 2003 to 1.6% in 2004, as a result of the 6.83% (695,065 shares) of CAH equity we acquired for approximately U.S.$70 million. Majority interest net income increased by 94%, from Ps7,508 million in 2003 to Ps14,562 million in 2004, mainly as a result of our increase in net sales, our valuation gains on derivative financial instruments, the decrease in our foreign exchange loss and a lower portion of consolidated net income allocable to minority interests, partially offset by higher income taxes. As a percentage of net sales, majority interest net income increased from 8.8% in 2003 to 16.0% in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Overview

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) in 2003 compared to 2002 in our net sales, before eliminations resulting from consolidation, sales volumes and prices for the major countries in which we have operations. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation which occurred during the period between the country's local currency vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using our weighted average inflation factor; therefore, such variations differ substantially from those based solely on the country's local currency:


---------------------------------------------------------------------------------------------------------------------------
                                  Net Sales
---------------------------------------------------------------------------------------------------------------------------
                                 Approximate                                             Export        Average Domestic
                                   currency     Variations   Domestic Sales Volumes      Sales     Prices in local currency
                                fluctuations,       in                                  Volumes
                   Variations      net of       constant
                    in local      inflation       Mexican
    Country         currency       effects         Pesos     Cement      Ready-Mix       Cement      Cement       Reasy-Mix
---------------------------------------------------------------------------------------------------------------------------
Mexico               +15.3%         -11.6%         +3.7%       +4%         +13%           -24%         +2%         -2%
---------------------------------------------------------------------------------------------------------------------------
United States        -1.0%          -2.0%          -3.0%       +2%          +4%           N/A          -2%        Flat
---------------------------------------------------------------------------------------------------------------------------
Spain                +3.5%          +17.5%        +21.0%       +5%          +5%           -21%         -1%        Flat
---------------------------------------------------------------------------------------------------------------------------
Venezuela            -5.7%          +8.7%          +3.0%       -13%         -6%           +17%         +3%         +6%
---------------------------------------------------------------------------------------------------------------------------
Colombia             +11.4%         +0.2%         +11.6%       +1%         +34%           N/A          +6%         +4%
---------------------------------------------------------------------------------------------------------------------------
Central America
and the
Caribbean            +14.1%         +1.90%        +16.0%       +7%         +72%           N/A          -1%         -4%
---------------------------------------------------------------------------------------------------------------------------
Philippines          +6.1%          -5.3%          +0.8%      -2.3%        +86%           +44%         +4%         -9%
---------------------------------------------------------------------------------------------------------------------------
Egypt                +20.6%         -32.5%        -11.9%       -12%        +193%          N/A         +22%        +13%
---------------------------------------------------------------------------------------------------------------------------
N/A = Not Applicable

         On a consolidated basis, our cement sales volumes increased approximately 5%, from 61.8 million tons in 2002 to 64.7 million tons in 2003, and our ready-mix concrete sales volumes increased approximately 13%, from
19.2 million cubic meters in 2002 to 21.7 million cubic meters in 2003. Our net sales increased approximately 7% from Ps79,725million in 2002 to Ps85,553 million in 2003, and our operating income increased approximately 9% from Ps15,967 million in 2002 to Ps17,377 million in 2003.

Net Sales

         Our net sales increase of 7% during 2003 was primarily attributable to higher sales volumes in most of our markets, and the consolidation of the results of operations of PRCC for the entire year in 2003 compared to just five months in 2002, which were partially offset by a decrease in domestic cement sales volumes in Venezuela, the Philippines and Egypt and lower domestic cement prices in the United States and Central America and the Caribbean. Of our consolidated net sales in 2002 and 2003, approximately 76% and 73%, respectively, were derived from sales of cement, approximately 19% and 22%, respectively, from sales of ready-mix concrete and approximately 5% in both years from sales of other construction materials and services.

         Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a country-by-country basis.

         Mexico
         ------

         Our Mexican operations' domestic gray cement sales volumes increased approximately 4% in 2003 compared to 2002, and ready-mix concrete sales volumes increased approximately 13% during the same period. The increase in sales volumes resulted primarily from increased demand in the public sector, particularly from infrastructure projects and social housing, while the industrial and commercial sectors remained stable during the year. However, the sales volumes increases were partially offset by a significant decrease in cement export volumes. Our Mexican operations' cement export volumes, which represented 5% of our Mexican cement sales volumes in 2003, decreased approximately 24% in 2003 compared to 2002, despite stable exports to the U.S. market, due mainly to a reduction in our exports from Mexico to the Caribbean region. Responsibility for exports to the Caribbean region has been assumed by our Venezuelan operations. Of our Mexican operations' cement export volumes during 2003, 71.4% was shipped to the United States, 27.4% to Central America and the Caribbean and 1.2% to South America. The average cement price in Mexico increased approximately 2% in constant Peso terms in 2003 compared to 2002, and the average ready-mix concrete price decreased approximately 2% in constant Peso terms over the same period (these prices increased 6% and 0.1%, respectively, in nominal Peso terms). For the year ended December 31, 2003, sales of ready-mix concrete in Mexico represented approximately 22% of our Mexican operations' total net sales.

         As a result of the increases in cement and ready-mix concrete sales volumes and the increase in the average domestic cement price, partially offset by a decrease in the average ready-mix prices, net sales in Mexico, in constant Peso terms, increased approximately 4% in 2003 compared to 2002, despite the decline in cement export volumes.

         United States
         -------------

         Our United States operations' cement sales volumes, which include cement purchased from our other operations, increased approximately 2% in 2003 compared to 2002, and ready-mix concrete sales volumes increased approximately 4% over the same period. The increases in sales volumes was primarily attributable to strong demand from the cement-intensive public works sector, in particular street and highway construction, and the residential sector during the second half of 2003, while the industrial and commercial sectors reversed their downward trend. The average sales price of cement decreased approximately 2% in Dollar terms during 2003 compared to 2002. The average price of ready-mix concrete remained flat during 2003 compared to 2002. For the year ended December 31, 2003, sales of ready-mix concrete in the U.S. represented approximately 26% of our U.S. operations' total net sales.

         As a result of the decrease in the average sales price of cement and the sale of some of our mineral products businesses, net sales in the United States declined approximately 1% in U.S. Dollar terms in 2003 compared to 2002, despite the increases in cement and ready-mix concrete sales volumes.

         Spain
         -----

         Our Spanish operations' domestic cement sales volumes increased approximately 5% in 2003 compared to 2002, and ready-mix concrete sales volumes increased approximately 5% during the same period. The increase in sales volumes was primarily driven by strong residential construction activity and increased spending in public works due to Spain's infrastructure program. Our Spanish operations' cement export volumes, which represented 3% of our Spanish cement sales volumes in 2003, decreased approximately 21% in 2003 compared to 2002 primarily due to increased domestic demand. Of our Spanish operations' total cement export volumes during 2003, 47.8% was shipped to the United States, 31.4% to Africa and 20.8% to Europe and the Middle East. The average sales price of cement decreased approximately 1% in Euro terms during 2003 compared to 2002, and the average price of ready-mix concrete remained flat in Euro terms over the same period. For the year ended December 31, 2003, sales of ready-mix concrete in Spain represented approximately 25% of our Spanish operations' total net sales.

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

         Our Venezuelan operations' cement export volumes, which represented 56% of our Venezuelan cement sales volumes in 2003, increased approximately 17% in 2003 compared to 2002. The increase in cement export volumes was due to an increased focus on the export market to offset the contraction of the local market. Of our Venezuelan operations' total cement export volumes during 2003, 63.6% was shipped to the United States and 36.4% to the Caribbean and South America. For the year ended December 31, 2003, sales of ready-mix concrete in Venezuela represented approximately 20% of our Venezuelan operations' total net sales.

         Our Venezuelan operations' average domestic sales price of cement increased approximately 3% in Bolivar terms in 2003 compared to 2002, while the average domestic sales price of ready-mix concrete increased approximately 6% in Bolivar terms over the same period.

         As a result of the decreases in domestic cement and ready-mix sales volumes, net sales in Venezuela, in Bolivar terms, decreased approximately 5.7% in 2003 compared to 2002.

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

         Central America and the Caribbean
         ---------------------------------

         Our Central American and Caribbean operations consist of our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as several cement terminals in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes increased approximately 7% in 2003 compared to 2002, primarily as a result of the inclusion of our Puerto Rican operations in our consolidated results for the entire year in 2003 (representing approximately 22% of our total cement sales volume in the region during 2003) and just five months (August through December) for 2002. Excluding our trading operations in the Caribbean region, domestic cement sales volumes increased 7% in 2003 compared to 2002. Our Caribbean region trading operations' cement sales volumes increased approximately 36% in 2003 compared to 2002, primarily as a result of exports to the United States from the Caribbean region instead of from Venezuela for several months in the beginning of 2003 due to the political and economic turmoil and general labor strikes in Venezuela at that time, as well as increased sales of white cement to several Central American countries during the third quarter of 2003. Our Central American and Caribbean operations' ready-mix concrete sales volumes increased approximately 72% in 2003 compared to 2002, primarily due to the inclusion of our Puerto Rican operations for the entire year in 2003, which operations represented approximately 60% of our total ready-mix concrete sales volumes in the region. We also benefited from higher volumes in most of our markets in the region during 2003 and the inclusion of a full year of ready-mix concrete sales in Costa Rica, since these ready-mix operations in Costa Rica only began in the third quarter of 2002. For the year ended December 31, 2003, sales of ready-mix concrete in Central America and the Caribbean represented approximately 16% of our Central American and Caribbean operations' total net sales.

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

         The Philippines
         ---------------

         Our Philippine operations' domestic cement sales volumes decreased approximately 2.3% in 2003 compared to 2002, primarily as a result of decreased demand in the public works sector due to reductions in government spending on infrastructure, which was offset by a 4% increase, in Philippine Peso terms, in the average domestic sales price of cement over the same periods. Our ready-mix concrete sales volumes in the Philippines increased approximately 86% in 2003 compared to 2002, while the average ready-mix concrete price decreased approximately 9% in Philippine Peso terms over the same periods. The increase in ready-mix concrete sales volumes was primarily attributable to a weak economic environment during 2002 and new construction contracts in 2003. For the year ended December 31, 2003, sales of ready-mix concrete in the Philippines represented approximately 1% of our Philippine operations' total net sales.

         As a result of the increases in ready-mix concrete sales volumes and in the average 777cement sales price, which were partially offset by decreases in domestic cement volumes and in the average ready-mix concrete sales price, net sales in the Philippines, in Philippine Peso terms, increased approximately 6% in 2003 compared to 2002.

         Egypt
         -----

         Our Egyptian operations' domestic cement sales volumes decreased approximately 12% in 2003 compared to 2002, primarily as a result of exceptionally high cement volumes in 2002 and decreased demand in the commercial and tourism sectors. These factors, however, were partially offset by increased government spending on infrastructure and a strong self-construction sector. The decrease in domestic sales volumes was also partially offset by a 22% increase, in Egyptian pound terms, in the average domestic sales price of cement in 2003 compared to 2002, which was primarily due to our commercial strategy. Our Egyptian operations' cement export volumes represented 13% of our Egyptian cement sales volumes in 2003. We only began exporting cement from Egypt during the second quarter of 2003. Of our Egyptian operations' cement export volumes during 2003, 61% was shipped to Africa and 39% was shipped to Europe and the Middle East. Our Egyptian operations' ready-mix sales volumes increased 193% in 2003 compared to 2002, primarily because sales volumes in 2002 were negligible. For the year ended December 31, 2003, sales of ready-mix concrete in Egypt represented approximately 3% of our Egyptian operations' total net sales.

         As a result of the decrease in cement sales volumes combined with the offsetting increase in domestic cement sales prices, net sales in Egypt, in Egyptian pound terms, increased approximately 21% in 2003 compared to 2002.

Cost of Sales

         Our cost of sales, including depreciation, increased 11% from Ps44,541 million in 2002 to Ps49,319 million in 2003 in constant Peso terms, primarily as a result of a higher percentage of sales of ready-mix concrete and other products, which have a higher cost of sales as compared to cement, as well as increased energy and insurance costs, and the consolidation of our Puerto Rican operations for the entire year in 2003 compared to just five months in 2002, which represented approximately 13% of the increase. As a percentage of sales, cost of sales increased 1.7% from 55.9% in 2002 to 57.6% in 2003.

Gross Profit

         Our gross profit increased by 3% from Ps35,184 million in 2002 to Ps36,234 million in 2003 in constant Peso terms. Our gross margin decreased from 44.1% in 2002 to 42.4% in 2003, as a result of the changes in our product mix described above. The increase in our gross profit is primarily attributable to the 7% increase in our net sales in 2003 compared to 2002, partially offset by the 11% increase in our cost of sales in 2003 compared to 2002.

Operating Expenses

         Our operating expenses decreased 2% from Ps19,217 million in 2002 to Ps18,857 million in 2003 in constant Peso terms, primarily as a result of our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses. As a percentage of sales, our operating expenses decreased from 24.1% in 2002 to 22.1% in 2003.

Operating Income

         For the reasons mentioned above, our operating income increased 9% from Ps15,967 million in 2002 to Ps17,377 million in 2003.

Comprehensive Financing Income (Expense)

         The following table indicates the break down of our comprehensive financing result in 2002 and 2003.


                                                                   Year Ended December 31,
                                                               --------------------------------
                                                                   2002               2003
                                                               --------------     -------------
                                                               (in millions of constant Pesos)
Net comprehensive financing income (expense):

Financial expense.......................................         Ps (4,052)       Ps  (4,545)
Financial income........................................               543               199
Results from valuation and liquidation of financial
    instruments.........................................            (3,856)             (712)
Foreign exchange gain (loss), net.......................              (939)           (2,049)
Monetary position gain..................................             4,291             3,913
                                                               --------------     -------------
    Net comprehensive financing result..................       Ps   (4,013)       Ps  (3,194)

                                                               ==============     =============

         Our net comprehensive financing result improved from an expense of Ps4,013 million in 2002 to an expense of Ps3,194 million in 2003. The components of the change are shown above. Our financial expense was Ps4,052 million in 2002 compared to Ps4,545 million for 2003, an increase of 12%. The increase was primarily attributable to a higher level of interest rates swaps at a level above current market rates during 2003, which were entered into in an effort to shift our interest rate profile to more fixed rates. Our financial income decreased 63% from Ps543 million in 2002 to Ps199 million in 2003 as a result of the decline in interest rates. Our net foreign exchange results deteriorated from a loss of Ps939 million in 2002 to a loss of Ps2,049 million in 2003. The foreign exchange loss in 2003 is primarily attributable to the depreciation of the Peso against the Dollar and the appreciation of the Japanese Yen against the Dollar as compared to the foreign exchange loss in 2002, which also was primarily attributable to the depreciation of the Peso against the Dollar, but was partially offset by the depreciation of the Japanese Yen against the Dollar. Our results from valuation and liquidation of financial instruments improved from a loss of Ps3,856 million in 2002 to a loss of Ps712 million in 2003, primarily attributable to valuation improvements from our derivative financial instruments portfolio (discussed below) during 2003. See notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) decreased from a gain of Ps4,291 million during 2002 to a gain of Ps3,913 million during 2003, mainly as a result of the decrease in the weighted average inflation index used in the determination of the monetary position result, combined with the decrease in our monetary liabilities in 2003 compared to 2002.

Derivative Financial Instruments

         For the years ended December 31, 2002 and 2003, our derivative financial instruments that have a potential impact on our comprehensive financing result consist of equity forward contracts entered into to hedge potential exercises under our executive stock option programs (see notes 16 and 17 to our consolidated financial statements included elsewhere in this annual report), foreign exchange derivative instruments, excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries, interest rate swaps, cross currency swaps, interest rate swap options (swaptions), other interest rate derivatives and interest rate derivatives related to energy projects. Of the loss of Ps712 million in 2003 recognized in the item results on valuation and liquidation of financial instruments, an approximate loss of Ps1,045 million is attributable to changes in the fair value of our interest rate derivatives, while an approximate loss of Ps85 million resulted from changes in the fair value of our foreign currency derivatives. These losses were partially offset by a net valuation gain of approximately Ps364 million resulting from changes in the fair value of our equity forward contracts that hedge our stock option programs, net of the costs generated by such programs, and an approximate valuation gain of Ps54 million resulting from changes in the fair value of our marketable securities. These valuation effects accounted for substantially all the loss recorded in 2003 under the line item results from valuation and liquidation of financial instruments presented above. We experienced valuation improvements in most of these financial derivatives in 2003 compared to 2002. See "-- Qualitative and Quantitative Market Disclosure -- Our Derivative Financial Instruments" and "-- Qualitative and Quantitative Market Disclosure --
Interest Rate Risk, Foreign Currency Risk and Equity Risk." See also notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report. The estimated net gain mentioned above, determined by the excess between the fair value gain of our equity forward contracts that hedge the potential exercise of our executive stock option programs over the costs associated with the intrinsic value of our executives' options, is primarily attributable to slight differences in the strike price established in the forward contracts as compared to those of the options. The fair value gain of our equity forward contracts and the costs associated with the stock options both are attributable to the increase, during 2003, in the market price of our listed securities (ADSs and CPOs) as compared to 2002. The estimated fair value loss of our interest rate derivatives is primarily attributable to the continuing decline in market interest rates, as we had fixed our interest rate profile at a level above current market rates.

Other Expenses, Net

         Our other expenses, net were Ps5,454 million in 2003 compared to Ps4,744 million in 2002, a 15% increase. The increase was primarily attributable to the recognition of impairment charges on several long-lived assets during 2003 of approximately Ps1,188 million compared with Ps109 million in 2002. See notes 10 and 11 to our consolidated financial statements included elsewhere in this annual report.

         Excluding impairment charges, other expenses decreased approximately 8% in 2003 as compared to 2002, mainly as a result of lower anti-dumping duty expense during 2003 compared to 2002 and also the absence of the extraordinary expense incurred during 2002 as a result of the premium paid on our cash tender offer for our 12 3/4% notes due 2006, the consent fee paid in connection with our consent solicitation for our 9.625% notes due 2009 and a non-recurring expense related to the termination of our distribution agreement in Taiwan. See notes 12 and 22F to our consolidated financial statements included elsewhere in this annual report.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our effective tax rate was 12.3% in 2003 compared to 9.3% in 2002. Our tax expense, which primarily consists of income taxes and business assets tax, increased 60% from Ps668 million in 2002 to Ps1,070 million in 2003. The increase was attributable to higher taxable income in 2003 as compared to 2002. Our average statutory income tax rate was approximately 34% in 2003 and approximately 35% in 2002.

         Employees' statutory profit sharing increased from Ps126 million during 2002 to Ps203 million during 2003 due to higher taxable income for profit sharing purposes in Mexico. See note 18B to our consolidated financial statements included elsewhere in this annual report.

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

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2003 increased 16%, from Ps6,791 million in 2002 to Ps7,872 million in 2003. The percentage of our consolidated net income allocable to minority interests decreased from 6.6% in 2002 to 4.6% in 2003, as a result of our prepayment in October 2003 of the remaining portion of the preferred equity balance of the preferred equity transaction related to the financing of our acquisition of Southdown, Inc., now CEMEX, Inc., in 2000. Majority interest net income increased by 18%, from Ps6,339 million in 2002 to Ps7,508 million in 2003, mainly as a result of our increase in net sales, the decrease in our valuation losses on derivative financial instruments and a lower portion of consolidated net income allocable to minority interests, partially offset by the increases in our foreign exchange loss, the decrease in our monetary position gain, the increase in our other expenses and higher income taxes. As a percentage of net sales, majority interest net income increased from 8.0% in 2002 to 8.8% in 2003.

Liquidity and Capital Resources

Operating Activities

         We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short-term and long-term. Although cash flow from our operations has historically overall met our liquidity needs for operations, servicing debt and funding acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, we also rely on cost-cutting and continual operating improvements to optimize capacity utilization and maximize profitability as well as to offset the risks associated with having worldwide operations. Our consolidated net resources provided by operating activities were Ps20.3 billion in 2002, Ps18.7 billion in 2003 and Ps24.8 in 2004. See our Statement of Changes in the Financial Position included elsewhere in this annual report.

Our Indebtedness

         As of December 31, 2004, we had approximately U.S.$5.9 billion (Ps66.1 billion) of total debt, of which approximately 18% was short-term and 82% was long-term. Approximately 36% of our long-term debt at December 31, 2004, or U.S.$1.8 billion (Ps19.9 billion), is to be paid in 2006, unless extended. As of December 31, 2004, after giving effect to our cross currency swap arrangements discussed elsewhere in this annual report, 56% of our consolidated debt was Dollar-denominated, 15% was Euro-denominated, 14% was Pound-denominated, 14% was Japanese Yen-denominated, and immaterial amounts were denominated in other currencies, The weighted average interest rates paid by us in 2004 in our main currencies were 4.9% on our Dollar-denominated debt, 1.5% on our Yen-denominated debt, 3.5% on our Euro-denominated debt and 5.5% on our British Pound-denominated debt.

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

         Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital investment programs. CEMEX Mexico and Empresas Tolteca de Mexico, two of our principal Mexican subsidiaries, have provided guarantees of our indebtedness in the amount of U.S.$3.1 billion (Ps34.4 billion), as of December 31, 2004. See Item 3 -- "Key Information -- Risk Factors -- Our ability to pay dividends and repay debt depends on our subsidiaries' ability to transfer income and dividends to us," and Item 3 -- "Key Information -- Risk Factors. -- We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities," and note 24(x) to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2004, we and our subsidiaries had lines of credit totaling Ps38.2 billion at annual rates of interest ranging from 0.5% to 15.5%, in accordance with the currency in which they were negotiated. The unused amounts of those lines of credit totaled approximately Ps20.9 billion as of December 31, 2004. In addition to these lines of credit, from time to time we borrow money from banks and other financial institutions. This credit line information as of December 31, 2004, does not include lines of credit agreed to with financial institutions for approximately U.S.$5.1 billion in connection with the acquisition of RMC. See note 2 to our consolidated financial statements included elsewhere in this annual report.

         Some of the debt instruments in respect of our and our subsidiaries' indebtedness contain various covenants, which, among other things, require us and them to maintain specific financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in our interest. From time to time, we have sought and obtained waivers and amendments to some of our and our subsidiaries' debt agreements, principally in connection with acquisitions. Our failure to obtain any required waivers may result in the acceleration of the affected indebtedness and could trigger our obligations to make payments of principal, interest and other amounts under our other indebtedness, which could have a material adverse effect on our financial condition. We believe that we have good relations with our lenders and the lenders to our subsidiaries, and nothing has come to our attention that would lead us to believe that any future waivers, if required, would not be forthcoming. However, we cannot assure you that future waivers would be forthcoming, if requested. As of December 31, 2004, we were in compliance with all the financial covenants in our own and our subsidiaries' debt instruments.

         In addition, a considerable amount of our debt is subject to credit ratings triggers that require us to pay a step-up in the coupon rate of the affected notes in the event that certain minimum credit ratings are not maintained. Significantly, the CEMEX, Inc. Note and Guarantee Agreement, dated March 15, 2001, described under Item 10

"Additional Information -- Material Contracts," requires us to make all reasonable efforts to ensure that the notes issued pursuant to that agreement maintain a private letter rating of at least BBB- by Standard & Poor's and Baa3 by Moody's. If the notes fail to maintain this required rating, we would have to pay a step-up in the coupon rate and, if, after a continuous period of two years, the notes have not re-attained these ratings, we would have to repay them or obtain a waiver of this requirement. As of December 31, 2004, the notes were rated BBB- by Standard & Poor's and Baa3 by Moody's.

         In order to finance the acquistion of RMC, we used the proceeds of three credit facilities, each dated September 24, 2004, with an initial total aggregate amount of US$5.8 billion and with weighted average life of 3.0 years. However, some of these credit facilities were intended to be temporary arrangements. In these cases, we have already begun refinancing the original indebtedness. The following is a description of these three credit facilities.

         o On September 24, 2004, we entered into a 364 day credit agreement with CEMEX Mexico and Empresas Tolteca de Mexico as joint obligors, for a total aggregate principal amount of U.S.$500 million. The proceeds of this credit agreement were used in connection with the acquisition of RMC. On March 7, 2005, this facility was reduced to U.S.$300 million.

         o On September 24, 2004, New Sunward Holding B.V. entered into a series of agreement facilities. The facility was a U.S.$1.25 billion multi-currency term loan guaranteed by CEMEX, CEMEX Mexico and Empresas Tolteca de Mexico and consists of two tranches. The first tranche was a multi-currency one-year U.S.$500 million term loan denominated in Dollars, Euros or Pounds (or a combination thereof) with an optional six-month extension. The second tranche was a multi-currency three-year U.S.$750 million term loan denominated in Dollars, Euros, or Pounds (or a combination thereof). The proceeds of the facility were used in connection with the RMC acquisition. This facility was fully repaid on April 13, 2005.

         o On September 24, 2004, CEMEX Espana entered into a series of agreement facilities. The facility is a U.S.$3.8 billion multi-currency term loan. The indebtedness is guaranteed by Cemex Caracas Investments, B.V., Cemex Caracas II Investments, B.V. Cemex Egyptian Investments, B.V., Cemex Manila Investments, B.V. and Cemex American Holdings, B.V. and consists of three tranches. The first tranche is a multi-currency one-year U.S.$1.5 billion back-up term loan denominated in Dollars, Euros or Pounds (or a combination thereof) with an optional twelve month extension. The second tranche is a multi-currency three-year U.S.$1.15 billion term loan denominated in Dollars, Euros or Pounds (or a combination thereof). The third tranche is a multi-currency five-year U.S.$1.15 billion term loan denominated in Dollars, Euros or Pounds (or a combination thereof). Proceeds from the first tranche of the CEMEX Espana facility will be used, as required, to refinance RMC debt. All other proceeds were used to finance the acquisition of RMC.

         As of March 31, 2005, after the completion of our acquisition of RMC, we reported U.S.$11.8 billion of outstanding indebtedness, including indebtedness assumed from RMC. The following is a description of the material indebtedness assumed from RMC.

         o On October 18, 2002, RMC entered into a (pound)1,000,000,000 Term and Revolving Credit Agreement relating to a multi-currency five-year (pound)600,000,000 revolving credit facility and a multi-currency five-year (pound)400,000,000 term loan facility. On March 16, 2005, CEMEX Espana and RMC entered into an amended and restated agreement relating to these facilities. The amendments to the original agreement include a waiver of the provision requiring mandatory prepayment in the event of a change of control, the inclusion of CEMEX Espana, Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V., Cemex Egyptian Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V, as guarantors, amendments to the financial covenants applicable to CEMEX Espana on a consolidated basis and the extension of the termination date of the revolving credit facility to six years from the date of the amended and restated agreement. Simultaneous with the execution of the amended and restated agreement, the total amount of the facilities was reduced to (pound)604,354,196; the revolving credit facility was reduced to (pound)425,558,038 and the term loan facility was reduced to (pound)178,796,154.

         o On November 30, 2000, RMC and several institutional purchasers entered in a Note Purchase Agreement in connection with a private placement by RMC. Pursuant to this agreement, RMC issued U.S.$120,000,000 aggregate principal amount of 8.40% Senior Notes due 2010, U.S.$90,000,000 aggregate principal amount of 8.50% Senior Notes due 2012 and U.S.$45,000,000 aggregate principal amount of 8.72% Senior Notes due 2020.

         On April 5, 2005, we entered into a U.S.$1 billion 180-day term credit agreement guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The multi-currency credit facility was entered into to fund the repayment of amounts outstanding under the credit agreement of New Sunward Holding B.V., dated September 24, 2004, described above.

Our Preferred Equity Arrangements

         In November 2000, we formed a Dutch subsidiary which issued preferred equity for an amount of U.S.$1.5 billion (Ps16.7 billion) to provide funds for our acquisition of CEMEX, Inc., formerly Southdown. The preferred equity granted its holders 10% of the subsidiary's voting rights, as well as the right to receive a preferred dividend. Under the terms of the preferred equity financing arrangements, Sunward Acquisitions N.V., or Sunward Acquisitions, our indirect Dutch subsidiary, contributed its 85.2% interest in CEMEX Espana to New Sunward Holding B.V., or New Sunward Holding, in exchange for all its ordinary shares. A special purpose entity, which was neither owned nor controlled by us, borrowed U.S.$1.5 billion from a syndicate of banks and New Sunward Holding issued preferred equity to the special purpose entity in exchange for the U.S.$1.5 billion, which was used to subscribe for further shares in CEMEX Espana. During 2001, we redeemed a portion of the then-outstanding preferred equity in the amount of U.S.$600 million, and at year-end 2001, the balance outstanding was U.S.$900 million. In February 2002, we refinanced this preferred equity transaction, pursuant to which we redeemed U.S.$250 million of the outstanding preferred equity and extended the termination dates on the remaining U.S.$650 million. In October 2003, in connection with the establishment of the new U.S.$1.15 billion senior unsecured term loan facility by our Dutch subsidiary described under Item 10 "Additional Information Material Contracts," we redeemed before maturity all the U.S.$650 million (Ps7,241 million) of preferred equity outstanding.

         For accounting purposes under Mexican GAAP, the preferred equity was recorded as a minority interest on our balance sheet until its liquidation. Dividends paid on the preferred equity were recorded as a minority interest on our income statement. For the years ended December 31, 2002 and 2003 preferred equity dividends amounted to approximately U.S.$23.2 million and U.S.$12.5 million respectively.

         In October 2004, we liquidated the remaining 9.66% Putable Capital Securities for approximately U.S.$66 million (Ps735.2 million). These capital securities were issued in 1998 by one of our Spanish subsidiaries in an aggregate liquidation amount of U.S.$250 million, with an annual dividend rate of 9.66%. In April 2002, through a tender offer, U.S.$184 million of the capital securities were redeemed. The amount paid to holders in excess of the nominal amount of the capital securities pursuant to the early redemption of approximately U.S$20 million (Ps238.8 million) was recognized against stockholders' equity. The balance outstanding as of December 31, 2003 was U.S.$66 million (Ps788.1 million). Until January 1, 2004, for accounting purposes under Mexican GAAP, this transaction was recorded as minority interest in our balance sheet and dividends paid on the capital securities were recorded as minority interest net income in our income statement. For the years ended December 31, 2002 and 2003, capital securities dividends amounted to approximately U.S.$11.9 million and U.S.$6.4 million, respectively. As of January 1, 2004, as a result of new accounting pronouncements under Mexican GAAP, this transaction was recorded as debt in our balance sheet and dividends paid on the capital securities during 2004, which amounted to approximately U.S.$5.6 million (Ps66.1 million), were recorded as part of financial expenses in our income statement.

Our Equity Arrangements

         In December 1995, we entered into a transaction in which one of our Mexican subsidiaries transferred some of its cement assets to a trust, while, simultaneously, a third party purchased a beneficial interest in the trust for approximately U.S.$123.5 million in exchange for notes issued by the trust. We had the right to reacquire these assets on various dates until 2007. In December 2003, we acquired the remaining assets for approximately U.S.$75.9 million.

         From inception of the transaction until repurchase of the assets, the assets related to this transaction were considered as owned by third parties; therefore, for accounting purposes under Mexican GAAP, this transaction was included as minority interest in our balance sheet. For the years ended December 31, 2002 and 2003, the expense generated by retaining the option to re-acquire the assets amounted to approximately U.S.$13.2 million and U.S.$14.5 million, respectively, and was included as financial expense in our income statements.

         In December 1999, by means of a public offer on the Mexican Stock Exchange, or MSE, and the New York Stock Exchange, or NYSE, we issued to our shareholders, members of our board of directors and other executives 105 million appreciation warrants ("warrants") maturing on December 13, 2002, at a subscription price in pesos of Ps3.2808 per appreciation warrant. A portion of the appreciation warrants was subscribed as American Depositary Warrants, or ADWs, each ADW representing five warrants.

         In November 2001, we launched a voluntary public exchange offer of new warrants and new ADWs maturing on December 21, 2004, for our existing warrants and our existing ADWs on a one-for-one basis. Of the total 105 million warrants originally issued, 103,790,945, or 98.9%, were tendered in exchange for the new warrants. Both the old warrants and the new warrants were designed to allow the holder to benefit from future increases in the market price of our CPOs, with any appreciation value to be received in the form of our CPOs or ADSs, as applicable. The old warrants expired on December 13, 2002 in accordance with their terms without any payments to the holders. Until September 2003, the CPOs and ADSs required to cover potential exercises of warrants were held through equity forward contracts with financial institutions. These forward contracts were settled in October 2003 through simultaneous secondary equity offerings on the MSE and the NYSE made by us and the banks holding the shares. See note 17A to our consolidated financial statements included elsewhere in this annual report and "-- Our Equity Derivative Forward Arrangements."

         In November and December 2003, we announced a simultaneous public offer in the MSE and the NYSE that was concluded during January 2004 by means of which we repurchased for cash 90,018,042 warrants, or 86.7%, of the then outstanding warrants and warrants represented by ADWs, which included approximately 34.9 million warrants owned by or controlled by us and our subsidiaries. The price at which the warrants were purchased was Ps8.10 per warrant (Ps40.50 per ADW). In addition, in December 2004, the remaining outstanding 13,772,903 warrants were automatically exercised upon expiration of the warrants in accordance with their terms. Considering the results of the purchase of warrants in January 2004, the exercise in December 2004 and the direct expenses related to these transactions, approximately Ps1,053 million was paid. This amount was recognized against stockholders' equity within additional paid-in-capital. See note 15F to our consolidated financial statements included elsewhere in this annual report and "-- Our Equity Derivative Forward Arrangements."

Our Equity Derivative Forward Arrangements

         In connection with our appreciation warrants transaction, during 1999, we entered into equity forward contracts with a number of banks and other financial institutions with an original maturity in December 2002, pursuant to which the banks purchased our ADSs and shares of common stock of CEMEX Espana, our Spanish subsidiary. In December 2002, we agreed with the banks to settle the forward transactions for cash and simultaneously enter into new forward transactions with the same banks on similar terms to the original forward transactions with respect to the underlying ADSs and CEMEX Espana shares, maturing on December 12, 2003. Under the new forward contracts, the banks retained the 24,008,313 ADSs and 33,751,566 CEMEX Espana shares underlying the original forward contracts, for which they agreed to pay us an aggregate price of approximately U.S.$828.5 million, or the notional amount. We agreed with the banks that the purchase price payable to us under the new forward contracts would be netted against the adjusted forward settlement price of the original forward contracts and any advance payments made by us in connection with the closing of the new forward contracts. Upon closing of the new forward transactions, we made an advance payment to the banks of approximately U.S.$380.1 million of the forward purchase price, U.S.$285 million of which represented payment in full of the portion of the forward purchase price relating to the CEMEX Espana shares and U.S.$95.1 million of which was an advance payment against the final forward purchase price. As of December 13, 2002, the adjusted forward settlement price of the new forward contracts was U.S.$448.4 million. In December 2002, as a result of the net settlement and renegotiation of the forward contracts, we recognized, in accordance with Mexican GAAP, a loss of approximately U.S.$98.3 million (Ps1,104.9 million) in our stockholders' equity, arising from changes in the valuation of the underlying shares.

         In October 2003, in connection with a non-dilutive equity offering by the banks of all the ADSs underlying those forward contracts, which had increased to 25,457,378 ADSs as a result of stock dividends through June 2003, we agreed with the banks to settle those forward contracts for cash. As a result of the final settlement in October 2003, we recognized a gain of approximately U.S.$18.1 million (Ps203.4 million) in our stockholders' equity, arising from changes in the valuation of the ADSs from December 2002 through October 2003.

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

         As of December 31, 2003 and 2004, we were also subject to equity forward contracts with different maturities until October 2006, for notional amounts of U.S.$789.3 million and U.S.$1,112 million, respectively, covering 29,314,561 ADSs in 2003 and 30,644,267 ADSs in 2004. These equity forward contracts were entered into to hedge the future exercise of the options granted under our executive programs (see notes 16 and 17). Starting in 2001, changes in the estimated fair value of these contracts have been recognized in the balance sheet against the income statement, as a component of the costs generated by the option programs. As of December 31, 2003 and 2004, the estimated fair value of these contracts was a gain of approximately U.S.$28.0 million (Ps334.3 million) and a gain of approximately U.S.$44.8 million (Ps499.1 million), respectively.

         As of December 31, 2003 we had forward contracts maturing in August and September 2004, for a notional amount of U.S.$122.9 million that covered 23,622,500 CPOs and presented a fair value gain of approximately U.S.$1.8 million (Ps21.5 million). These contracts were negotiated to hedge the purchase of CAH shares through the exchange for our CPOs (see note 9A). During 2004, the contracts were liquidated, resulting in gains of U.S.$14.5 million (Ps161.5 million) that were recognized in stockholders' equity.

         In addition, as of December 31, 2003 and 2004, we had forward contracts for notional amounts of U.S.$172.8 million and U.S.$45.2 million, respectively, with varying maturities until January 2006, covering a total of 5,268,939 ADSs in 2003 and 1,364,061 ADSs in 2004. Until December 31, 2004,
these contracts were treated as equity instruments; therefore, changes in their fair value were recognized in stockholders' equity when settled. Starting in 2005, changes in the fair value of these contracts will be recognized in earnings. As of December 31, 2004 and 2003, the estimated fair value of these contracts was a gain of U.S.$6.0 million (Ps66.8 million) and a loss of U.S.$27.1 million (Ps323.6 million), respectively. During 2004, contracts representing 2,509,524 CPOs that were held to meet our obligations to deliver shares under the warrants program (see note 16F) were settled, resulting in a gain of U.S.$2.6 million (Ps29.0 million) which was recognized in stockholders' equity.

Our Receivables Financing Arrangements

         We have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were negotiated by our subsidiaries in Mexico during 2002, our subsidiary in the United States during 2001 and our subsidiary in Spain during 2000. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 5 and 6 to our consolidated financial statements included elsewhere in this annual report. The balances of receivables sold pursuant these securitization programs as of December 31, 2003 and 2004 were Ps6,507 million (U.S.$584.1 million) and Ps7,114 million (U.S.$638.6 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps127 million (U.S.$11.4 million) in 2002, Ps114 million (U.S.$10.2 million) in 2003 and Ps126 million (U.S.$11.3 million) in 2004. The proceeds obtained through these programs have been used primarily to reduce net debt.

Stock Repurchase Program

         Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders' meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

         In connection with our 2003 annual shareholders' meeting held on April 29, 2004, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$539 million) to be implemented between April 2004 and April 2005. See note 15A to our consolidated financial statements included elsewhere in this annual report. This program expired in April 2005 and no CPOs were repurchased under this program.

         In connection with our 2004 annual shareholders' meeting held on April 28, 2005, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$539 million) to be implemented between April 2005 and April 2006.

Research and Development, Patents and Licenses, etc.

         Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology is responsible for developing new products for our cement and ready-mix businesses that respond to our clients' needs. The department of the Vice President of Energy also has the responsibility for developing new processes, equipment and methods to optimize operational efficiencies and reduce our costs. For example, we have developed products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Other products have also been developed to provide our customers a better and broader offering of products. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

         We have five laboratories dedicated to our R&D efforts. Four of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland where we are continually improving and consolidating our research and development efforts in the areas of cement technology, information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different cementitious materials and products, concretes, and aggregates, as well as the production processes related to them.

         Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

         R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately 4 years.

         In 2003 and 2004, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to U.S.$40.9 million and U.S.$34.7 million, respectively. In addition, in 2003 and 2004, we capitalized approximately U.S.$11.3 million and U.S.$9.9 million, respectively, related to internal use software development. See note 11 to our consolidated financial statements included elsewhere in this annual report.

Trend Information

Overview

         We believe 2004 was a successful year, and our actual performance exceeded our expectations. Our average price for both cement and ready-mix products increased, partly as a result of stronger exchange rates. Therefore, we are entering 2005 with higher average dollar prices, which should maintain our positive pricing momentum.

         We took proactive steps to minimize our energy cost per ton. These efforts -- including a shift to fuels whose prices are less correlated to spot markets and the development of self-supply power-generation projects -- have paid off. Despite significant increases in the price of various energy inputs, our average energy cost per ton in 2004 increased by only 3 percent, which was more than offset by improving prices in many of our markets. We believe that energy prices will increase by about 12 percent per ton in 2005, or about one dollar per ton of cement produced. We expect this increase to be more than offset by our ongoing efficiency programs and, to a lesser extent, higher average prices.

         Demand in markets such as Spain, whose outlook was negative at the beginning of 2004, grew significantly during the second half of the year. The housing and public-works sectors continued to be primary drivers of demand.

         Our cement volumes in the United States exceeded our initial expectations, growing in 2004 at close to three times the pace of GDP. Led by strong fundamentals, construction spending was driven by the residential and street-and-highway sectors. The U.S. economic expansion continues to offer good prospects for the year ahead.

         Domestic demand and prices improved for most of the markets in our portfolio, and we feel we are well positioned for mid-cycle organic growth during 2005.

Outlook for Our Major Markets

         The following is a discussion of our outlook for our three major markets, Mexico, the United States and Spain, which together generated approximately 71% of our net sales in 2004.

         In Mexico, we expect GDP to grow driven in part by the healthy recovery in the U.S. manufacturing sector, which has been the main driver of exports from Mexico. Remittances from workers abroad, which in 2004 reached a record U.S.$16 billion, should also contribute to greater consumer spending. For 2005, we expect foreign direct investments and remittances from the United States to remain at the same high levels that we saw in 2004, contributing to greater economic activity.

         In 2004, cement and ready-mix volumes grew over 2003 driven mainly by government infrastructure spending and by an increase in the construction of low- and middle-income housing, both of which offset a flat self-construction sector. The lack of growth in self-construction is primarily due to the fact that the moderate increase in aggregate disposable income was offset by the significant price increases in other building materials such as steel.

         We are optimistic that a positive trend in cement consumption will occur. For 2005, we expect cement volumes to increase over 2004 and to be driven mainly by government spending on streets and highways, public buildings, and other infrastructure projects and by an increase in the construction of low- and middle-income housing as the electoral cycle shifts into high gear with the 2006 presidential election approaching.

         We also expect the Mexican government's financial condition to remain sound as a result of fiscal prudence and robust oil prices.

         In the United States, the increase in volumes in 2004 exceeded our expectations. The main drivers of demand were the residential and the public sector. We expect cement volumes to grow in 2005 over 2004 driven by infrastructure and industrial-and-commercial sector. The residential sector is expected to decline during 2005 due to stronger buying last year and moderate mortgage interest-rate increases in 2005.

         We expect cement volumes to grow in 2005 in line with, or slightly in excess, GDP growth, with an adjustment for the sale of assets in the Great Lakes region.

         2004 was a very favorable year for CEMEX in the United States, and the price outlook for 2005 indicates a continuation of this trend due to favorable demand conditions and relatively low inventories as a result of the mild winter conditions during December.

         In Spain, GDP experienced one of the strongest growth rates in Europe in 2004 and is expected to grow at a similar rate in 2005. The stronger-than-expected GDP growth, combined with a robust construction sector during the year and better-than-expected weather in November and December, led to a full-year increase in cement volumes, which exceed our expectations.

         The residential sector was a stellar performer and was one of the main drivers of cement demand. This growth has been driven by a favorable mortgage environment, positive economic performance, and migration dynamics. For 2005, the residential sector is expected to slightly decline, although housing starts are expected to remain at high levels.

         Public-works spending remains an important component of cement consumption in Spain. The successor to the 2000 infrastructure plan is being finalized and is expected to start this year and run until 2020. The new program contemplates increases in spending compared to the previous one. For 2005 we expect a slight decrease as the new government revises its own infrastructure plan for the coming years.

         We are encouraged by the government's plan to legalize immigrants who can document their employment and speak Spanish. This plan will have a positive impact on demographics that will benefit cement consumption in the medium term.

Summary of Material Contractual Obligations and Commercial Commitments

         As of December 31, 2004, our subsidiaries had future commitments for the purchase of raw materials for an approximate amount of U.S.$172.3 million.

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

         In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. requiring Alstom and Sithe to finance, build and operate "Termoelectrica del Golfo," a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. Pursuant to the agreement, we are obligated to purchase the full electric capacity generated by the power plant during the 20-year period. We are also obligated to supply Alstom and Sithe with 1,200,000 tons of petcoke per year for the 20-year period for the consumption of this power plant and another power plant built and operated by Alstom and Sithe for Penoles, a Mexican mining company. We expect to meet our petcoke delivery requirements to Alstom and Sithe through several petcoke supply agreements, including our petcoke supply contract with PEMEX. Pursuant to the agreement, we may be obligated to purchase the Termoelectrica del Golfo plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility, and upon termination of the 20-year period, we will have the right to purchase the assets of the power plant. We expect this arrangement to reduce the volatility of our energy costs and to provide approximately 80% of CEMEX Mexico's electricity needs. The power plant commenced commercial operations on April 29, 2004. As of December 31, 2004, after eight months of operations, the power plant has supplied electricity to 10 of our cement plants in Mexico covering 83% of their needs for electricity and representing an approximately 21% decrease in the cost of electricity.

         In March 2002, the distribution contract in Taiwan that we had entered into with Universe Company on March 31, 2000, was terminated. As a result, for the year ended December 31, 2002, we recognized a loss of approximately U.S.$17.3 million (Ps209.1 million) within other expenses, net.

         For purposes of presenting the approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2004:


                                                                            Payments Due by Period
                                                        ----------------------------------------------------------------
                                                                         (In millions of U.S. Dollars)
                                                                       Within       2-3          4-5          After
             Contractual Obligations (1)                   Total       1 Year      Years        Years        5 Years
-----------------------------------------------------   ---------     -------     ------       ------       ------------
Long-Term Bank Loans and Notes Payable............          5,448        561       3,018        1,321            548
Capital Lease Obligations.........................              2          2           -            -              -
                                                        ---------     -------     ------       ------       ------------
      Total Debt (2)..............................          5,450        563       3,018        1,321            548

Operating Leases (3)..............................            485        110         173          112             90
 Unconditional Purchase Obligations Under Equity
    Forward Contracts (4).........................          1,157        531         626            -              -

(1) The data set forth in this table are expressed in nominal terms and do not include financing expenses.
(2) Total long-term debt including maturities is presented in note 12 to our consolidated financial statements included elsewhere in this annual report. In addition, as of December 31, 2004, we had lines of credit totaling approximately U.S.$3.8 billion, of which the available portion amounted to approximately U.S.$2.1 billion.
(3) Operating leases have not been calculated on the basis of net present value instead they are presented in the basis of nominal future cash flows. See note 22D to our consolidated financial statements included elsewhere in this annual report. Our operating leases include the lease of a cement plant in New Braunfels, Texas, which expires on September 9, 2009. We have an option to purchase this plant at the termination of the lease for fair value and an early buy-out option that can be exercised in January 2007 for a fixed amount.
(4) The scenario under which the amounts presented under this line item are determined assumes that, upon settlement of our equity forward contracts, we will repurchase all the underlying CPOs or ADSs. Even when this scenario is possible, we consider that it is not probable considering that in order for such a repurchase to take place, all the underlying transactions to which the equity forward contracts are related, such as our employee stock option programs, would expire unexercised (out of the money). Also, the scenario does not take into account that we may elect net cash settlement at maturity of the equity forward contracts and permit our counterparties to sell the underlying CPOs into the market, in which case, the expected cash flow would be materially different. As of December 31, 2004, the aggregate estimated fair value of these contracts was a gain of approximately U.S.$66.2 million. The total amount of U.S.$531 million due in the short term is related to the contracts that hedge our employee stock option programs. We expect that these contracts will be refinanced from time to time relative to the underlying hedged items. In addition, we have provided third party standby letters of credit for the benefit of our counterparties in the equity forward contracts and other financial transactions in the amount of U.S.$25.8 million at December 31, 2004. For accounting purposes these letters of credit represent contingent obligations. See note 22A to our consolidated financial statements included elsewhere in this annual report.

Off-Balance Sheet Arrangements

         The only off-balance sheet arrangements we have that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources are a portion of our equity forward contracts with a notional amount of approximately U.S.$45.2 million as of December 31, 2004, which are not recognized on the balance sheet at fair value. See "--Liquidity and Capital Resources -- Our Equity Derivative Financing Transactions" and note 17A to our consolidated financial statements included elsewhere in this annual report.

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


                                                            (U.S.$ millions)
                                   -----------------------------------------------------------------
                                    At December 31, 2003    At December 31, 2004
                                   ----------------------  -----------------------
                                   Notional    Estimated    Notional    Estimated
     Derivative Instruments         amount     fair value    amount     fair value    Maturity Date
------------------------------     --------    ----------   --------    ----------    -------------
Equity forward contracts......      1,085.0       16.4      1,157.2        66.2       Jan 05-Sep 06
Foreign exchange forward
contracts.....................      1,445.9     (191.6)      4,897.9       63.4       Jan 05-Nov 07
Interest rates swaps..........      1,850.0     (228.1)      1,950.0     (174.2)      Jan 08-Oct 09
Cross currency swaps..........      1,446.6      262.0       1,118.0      208.5       Apr 05-Dec 08
Interest rate swap options....          200      (24.9)           --         --                --
Derivatives related to energy.        174.5       (7.4)        168.1       (6.3)        May 2017


Our Equity Derivative Forward Contracts

         A substantial portion of our equity derivative forward contracts held as of December 31, 2003 and 2004, with notional amounts of U.S.$789.3 million and U.S.$1,112 million, respectively, were entered into to hedge the potential exercises of options under our U.S. dollar denominated executive programs (see notes 16 and 17 to our consolidated financial statements included elsewhere in this annual report). Beginning in 2001, the changes in the estimated fair value of these forwards have been recognized in the income statement as a component of the costs generated by the stock option programs. The estimated fair value of these forward contracts represented a gain of approximately U.S.$28.0 million and a gain of approximately U.S.$44.8 million as of December 31, 2003 and 2004, respectively.

         In addition, as of December 31, 2003 and 2004, we held equity forward contracts, including the appreciation warrant related forward contracts at December 31, 2003, for notional amounts of U.S.$295.7 million and U.S.$45.2 million, respectively. These are accounted for as equity instruments, and gains and losses are recognized as an adjustment to stockholders' equity upon settlement. See "-- Liquidity and Capital Resources -- Our Equity Derivative Forward Arrangements" and notes 16 and 17 to our consolidated financial statements included elsewhere in this annual report.

Our Foreign Exchange Forward Contracts

         A portion of our foreign exchange forward contracts held as of December 31, 2003 and 2004, with notional amounts of U.S.$559.3 million and U.S.$956.6 million, respectively, are accounted for at their estimated market value as hedge instruments for our net investments in foreign subsidiaries. Gains or losses are recognized as an adjustment to stockholders' equity within the related foreign currency translation adjustment. In addition, as of December 31, 2003 and 2004, we held foreign exchange options for notional amounts of U.S.$886.6 million and U.S.$488.4 million, respectively, which mature on different dates until June 2005. These accounted for estimated fair value losses of approximately U.S.$57.2 million (Ps683.0 million) in 2003 and U.S.$19.2 million (Ps213.9 million) in 2004, recognized in the income statement.

         As of December 31, 2004, we held structured foreign exchange forward contracts, collars and digital options for a notional amount of U.S.$3,452.9 million that were entered into in September 2004 in connection with our commitment to purchase RMC. The derivatives were entered into to hedge the variability in cash flows associated with exchange fluctuations between the Dollar, the currency in which we obtained the funds to purchase, and Pounds, the currency in which our firm commitment is denominated. These contracts were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed to on November 17, 2004, the date on which RMC's shareholders committed to sell their shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximately U.S.$132.1 million (Ps1,471.6 million), was recognized in stockholders' equity in 2004, and was reclassified to earnings on March 2005, the month in which the final purchase occurred. The change in the estimated fair value of these contracts from their origination until their designation as hedges in 2004 was a gain of approximately U.S.$102.4 million (Ps1,140.7million) and was recognized in earnings. See note 17 to our consolidated financial statements included elsewhere in this annual report.

Our Interest Rate Swaps

         As of December 31, 2003 and 2004, we were parties to interest rate swaps for notional amounts of U.S.$1,850 million and U.S.$1,950.0 million, respectively, entered into in order to hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. These interest rate swaps, are part of, and complement, our financial strategy. However, they do not meet the accounting hedge criteria. Consequently, changes in the estimated fair value of these instruments were recognized in earnings, with the exception of changes in the fair value of contracts with a notional amount of U.S.$800 million as of December 31, 2003, which were designated as accounting hedges of contractual cash flows (interest payments) of the related floating rate debt. Therefore, changes in the estimated fair value of these instruments were recognized in stockholders' equity and will be reversed in the income statement as the financial expense of the related debt is accrued. Periodic payments under the contracts are recognized in the income statements as an adjustment of the effective interest rate of the related debt. See note 12A to our consolidated financial statements included elsewhere in this annual report.

         During 2004, the notional amount of interest rate swaps increased by U.S.$100 million as compared to 2003. This increase was mainly due to new interest rate swaps for notional amounts totaling U.S.$200 million, negotiated upon the exercise of our interest rate options ("swaptions"), which was partially offset by the early settlement of interest rate swaps and cap options for notional amounts totaling U.S.$100 million. See "-- Our Interest Rate Swap Options," "-- Our Other Interest Rate Swap Options" and note 12A to our consolidated financial statements included elsewhere in this annual report.

Our Cross Currency Swaps

         As of December 31, 2003 and 2004, we held cross currency swap contracts related to our short-term and long-term financial debt portfolio. See the table above. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross currency swap contracts match the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we will exchange with the counterparty notional amounts provided by the contracts so that we will receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we will pay the notional amount in the exchanged currency. As a result, we have effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross currency swap contracts. See note 12B to our consolidated financial statements included elsewhere in this annual report.

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

         In respect of the estimated fair value recognition of the cross currency swap contracts, as of December 31, 2003 and 2004, we recognized net assets of U.S.$262.0 million (Ps3,128.7 million) and U.S.$208.5 million (Ps2,322.7 million), respectively, related to the estimated fair value of the short-term and long-term cross currency swap contracts, of which,

         o U.S.$364.5 million (Ps4,352.7 million) as of December 31, 2003 and U.S.$300.7 million (Ps3,349.8 million) as of December 31, 2004 relate to prepayments made to Yen and Dollar denominated obligations under our cross currency swaps, thereby decreasing the carrying amounts of the related debt, and

         o A loss of approximately U.S.$102.5 million (Ps1,224.0 million) in 2003 and a loss of approximately U.S.$92.2 million (Ps1,027.1 million) in 2004 represented the contracts' estimated fair value before prepayment effects and includes:

               o Losses of approximately U.S.$171.9 million (Ps2,052.8 million) in 2003 and approximately U.S.$131.8 million (Ps1,468.3 million) in 2004, which are directly related to variations in exchange rates between the inception of the contracts and the balance sheet date, and which were offset for presentation purposes as part of the related debt carrying amount,

               o Gains of approximately U.S.$12.2 million (Ps145.7 million) in 2003 and approximately U.S.$10.9 million (Ps121.4 million) in 2004, identified with the periodic cash flows for the interest rate swaps, and which were recognized as an adjustment of the related financing interest payable, and

               o Remaining net assets of approximately U.S.$57.2 million (Ps683.0 million) in 2003 and approximately U.S.$28.7 million (Ps319.7 million) in 2004, which were recognized within other short-term and long-term assets and liabilities, as applicable. See note 12B to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2003 and 2004, the effect on our balance sheet, arising from the accounting assets and liabilities offset, was that the book value of the financial liabilities directly related to the cross currency swap contracts is presented as if such financial liabilities had been effectively negotiated in the exchange currency instead of in the originally contracted currency. For the years ended December 31, 2003 and 2004, the changes in the estimated fair value of our cross currency swap contracts, excluding prepayment effects in 2003 and 2004, resulted in a loss of approximately U.S.$149.7 million (Ps1,787.6 million) and a loss of approximately U.S.$192.2 million (Ps2,341.8 million), respectively, which were recognized within the comprehensive financing result.

Our Interest Rate Swap Options

         As of December 31, 2003, we held call option contracts negotiated with financial institutions to exchange floating for fixed interest rates (swaptions) for a notional amount of U.S.$200 million. For the sale of these options, we received premiums of approximately U.S.$25 million (Ps297.3 million) in 2003. During 2003, U.S.$800 million of the U.S.$1,000 million notional amount of the swaptions held by us as of December 31, 2002 matured, and we entered into interest rate swaps for a notional amount of U.S.$800 million in connection with the counterparties' elections under the swaptions to receive from us fixed interest rates and pay to us floating interest rates for a five-year period. The remaining swaptions for notional amounts totaling U.S.$200 million were scheduled to mature in October 2004. However, these options were exercised in July 2004, and the counterparties elected to negotiate new interest rate swaps with us. Under the new interest rate swaps, they receive from us fixed interest rates and pay to us floating interest rates for a five-year period. These swaptions granted the counterparties the option to elect, at maturity of the options and at current market rates, to receive from us fixed rates and pay us variable rates for a five-year period or request net settlement in cash. For the year ended December 31, 2003, premiums received, as well as the changes in the estimated fair value of these contracts, which represented a gain of approximately U.S.$1.6 million (Ps19.1 million), were recognized in the comprehensive financing result. During 2003, the call options that expired resulted in a loss of approximately U.S.$23.9 (Ps285.4 million), respectively, which were recognized in the comprehensive financing result. See note 12A to our consolidated financial statements included elsewhere in this annual report.

Our Derivatives Related to Energy Projects

         As of December 31, 2003 and 2004, we had an interest rate swap maturing in May 2017, for a notional amount of U.S.$162.1 million and U.S.$159.0 million, respectively, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. See note 22F to our consolidated financial statements included elsewhere in this annual report. During the life of the derivative contract and over its notional amount, we will pay LIBOR rates and receive a 7.53% fixed rate until maturity in May 2017. In addition, during 2001 we sold a floor option for a notional amount of U.S.$174.5 million and U.S.$168.1 million in 2003 and 2004, respectively, related to the interest rate swap contract, pursuant to which, commencing in 2003 and until 2017, we pay the difference between the 7.53% fixed rate and LIBOR rates. Through the sale of this option, we received a premium of approximately U.S.$22 million (Ps262.7 million) in 2001. As of December 31, 2003 and 2004, the combined estimated fair value of the swap and floor contracts, amounting to approximate losses of U.S.$7.4 million (Ps88.4 million) and U.S.$6.3 million (Ps70.2 million), respectively, were recorded in the comprehensive financing result for each period. As of December 31, 2003 and 2004, the notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are proportionally inverse to the changes in the other one. See note 18C to our consolidated financial statements included elsewhere in this annual report.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk

         The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2004. It includes the effects generated by the interest rate swaps and the cross currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in Mexican Pesos and U.S. Dollars. See note 12 to our consolidated financial statements included elsewhere in this annual report. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2004. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2004 and is summarized as follows:


                                             Expected maturity dates as of December 31, 2004
                                  ---------------------------------------------------------------------
                                                                                      After                 Fair
             Debt                   2005      2006      2007      2008      2009      2010      Total       Value
------------------------------    -------   -------   -------   -------   -------    -------   -------     -------
                                  (Millions of U.S. Dollars equivalents of debt denominated in foreign currencies)
Variable rate.................      559      1,348      1,147       59       216         37      3,366      3,366
Average interest rate.........     3.89%     4.27%      4.70%     5.15%     5.55%      6.20%       --         --
Fixed rate....................        4       441         82       663       383        511      2,084      2,316
Average interest rate.........     5.55%     5.45%      5.35%     5.24%     5.38%      5.65%       --         --


         As of December 31, 2004, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2004, 62% of our foreign currency denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 45 basis points, after giving effect to our interest rate swaps and cross currency swaps. As of December 31, 2004 we also held interest rate swaps for a notional amount of U.S.$1,950.0 million and with a fair value loss of approximately U.S.$174.2 million during 2004. Pursuant to these interest rate swaps, we receive variable rates and deliver fixed rates over the notional amount. These derivatives, even when do not meet the criteria to be considered hedging items for accounting purposes, complement our financial strategy and mitigate our overall exposure to floating rates. See "-- Our Derivative Financial Instruments -- Our Interest Rate Swaps."

         The potential change in the fair value as of December 31, 2004 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$23.2 million (Ps258.4 million).

Foreign Currency Risk

         Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2004, approximately 33% of our sales, before eliminations resulting from consolidation, were generated in Mexico, 22% in the United States, 16% in Spain, 4% in Venezuela, 8% in Central America and the Caribbean, 3% in Colombia, 2% in the Philippines, 2% in Egypt and 10% from other regions and our cement and clinker trading activities. As of December 31, 2004, our debt, considering the effects in the original currencies generated by our cross currency swaps, amounted to Ps66.1 billion, of which approximately 56% was Dollar-denominated, 15% was Euro-denominated, 14% was Yen-denominated and 14% was British Pound-denominated; therefore, we have a foreign currency exposure arising from the Dollar-denominated debt, the Euro-denominated debt, the Yen-denominated debt and the British Pound-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See "-- Liquidity and Capital Resources -- Our Indebtedness," Item 10 -- "Additional Information -- Material Contracts" and "Risk Factors -- As of December 31, 2004, we have to pay our Dollar, Yen and Pound denominated debt with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars and Yen from our operations to service all our Dollar and Yen denominated debt, which could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate." Although we also have a small portion of our debt in other currencies, we have generated enough cash flow in those currencies to service that debt. Therefore, we believe there is no material foreign currency risk exposure with respect to that debt. In March 2005, we concluded our acquisition of RMC, an entity that will have substantial revenues denominated in Pounds and Euros. Consequently, we believe that we will generate sufficient reserves in these currencies to mitigate our foreign currency risk.

         As previously mentioned, we have entered into cross currency swap contracts, designed to change the original profile of interest rates and currencies over a portion of our financial debt. See "-- Our Derivative Financial Instruments." As of December 31, 2004, the estimated fair value of these instruments was a gain of approximately U.S.$208.5 million (Ps2,322.7 million). The potential change in the fair value of these contracts as of December 31, 2004 that would result from a hypothetical, instantaneous appreciation of 10% in the exchange rate of the Yen against the Dollar, combined with a depreciation of 10% in the exchange rate of the Mexican Peso against the Dollar, would be a loss of approximately U.S.$96.3 million (Ps1,072.8 million).

         Additionally, as previously mentioned, we have entered into foreign exchange forward contracts designed to hedge our net investment in foreign subsidiaries, our firm commitments, as well as other currency derivative instruments. See "-- Our Derivative Financial Instruments." The combined estimated fair value of our foreign exchange forwards that hedge our net investment in foreign subsidiaries and our other currency derivatives as of December 31, 2004, excluding our foreign exchange derivatives for notional amounts totaling U.S.$3,452.9 million entered into to hedge the firm commitment for our acquisition of RMC, was a loss of approximately U.S.$171.1 million (Ps1,906.1 million). The potential change in the fair value of these derivatives as of December 31, 2004 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso combined with a appreciation of 10% of the Euro against the Dollar would be a loss of approximately U.S.$143.2 million (Ps1,595.2 million), which would be partially offset by a corresponding foreign translation gain as a result of our net investment in foreign subsidiaries.

Equity Risk

         We have entered into equity forward contracts on our own stock. Upon liquidation and at our option, the equity forward contracts provide for physical settlement or net cash settlement of the estimated fair value, and until December 31, 2004, the effects were recognized in the income statement or as part of stockholders' equity, depending upon their designation and the underlying instrument or program being hedged. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares underlying the contracts. Such sales may have an adverse effect on our stock market price and our subsidiaries' stock market price.

         As previously discussed, we have entered into equity forward contracts on our own stock, pursuing different goals such as hedging our several Dollar denominated stock option programs. See "-- Liquidity and Capital Resources." As of December 31, 2004, the estimated fair market value of our equity forward contracts was a gain of approximately U.S.$66.2 million. The potential change in the fair value as of December 31, 2004 that would result from a hypothetical, instantaneous decrease of 10% in the market value of our stock would be a loss of approximately U.S.$116.6 million (Ps1,298.9 million).

Investments, Acquisitions and Divestitures

         The transactions described below represent our principal investments, acquisitions and divestitures completed during 2002, 2003, and 2004.

Investments and Acquisitions

         On September 27, 2004, in connection with a public offer to purchase RMC's outstanding shares, CEMEX UK Limited, our indirect wholly-owned subsidiary, acquired 50 million shares of RMC for approximately (pound)432 million (U.S.$786 million, based on a Pound/Dollar exchange rate of (pound)0.5496 to U.S.$1.00 on September 27, 2004), which represented approximately 18.8% of RMC's outstanding shares. On March 1, 2005, following board and shareholder approval and clearance from the applicable regulators, CEMEX UK Limited purchased the remaining 81.2% of RMC's outstanding shares and completed our acquisition of RMC. The transaction value of this acquisition, including our assumption of approximately U.S.$1.7 billion of RMC's debt, was approximately U.S.$5.8 billion.

         In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$99.7 million. Located in Dixon, Illinois, the single cement facility has an annual production capacity of 560,000 tons. This cement plant was sold on March 31, 2005 in connection with our sale of U.S. assets in the Great Lakes region, as described below.

         In June 2003, Cementos Nacionales announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million tons of clinker. This new kiln, which would increase our total clinker production capacity in the Dominican Republic to 2.2 million tons per year, is expected to start operations by the end of 2005. We have invested approximately U.S.$52 million in this project as of year end 2004 and we expect to invest the remaining U.S.$78 million during 2005.

         In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of PRCC. The aggregate value of the transaction was approximately U.S.$281.0 million, including approximately U.S.$100.8 million of assumed net debt.

         On July 12, 2002, we purchased 25,429 shares of common stock (approximately 0.3% of the outstanding share capital) of CAH from a CAH investor for a purchase price of approximately U.S.$2.3 million, increasing our equity interest in CAH to 77.7%. At the same time, we entered into agreements to purchase an additional 1,483,365 shares of CAH common stock (approximately 14.6% of the outstanding share capital) from several other CAH investors in exchange for 28,195,213 CEMEX CPOs (subject to anti-dilution adjustments), which exchange was originally scheduled to take place in four equal quarterly tranches commencing on March 31, 2003. The exchange of 84,763 of these CAH shares took place in four quarterly tranches in 2003 as originally scheduled. In April 2003, we amended the terms of the July 12, 2002 agreements with respect to the remaining 1,398,602 of the CAH shares. Instead of purchasing those CAH shares in four equal quarterly tranches during 2003, we agreed to purchase those CAH shares in four equal quarterly tranches commencing on March 31, 2004. In 2004, 1398,602 CAH shares were exchanged for 27,850,713 CPOs with an approximate value of U.S.$172 million (Ps1,916.0 million). In August 2004, a subsidiary acquired a 6.83% equity interest in CAH (695,065 shares) for approximately U.S.$70 million. Notwithstanding the amendments, for accounting purposes, the CAH shares to be received by us in exchange for CEMEX CPOs were considered to be owned by us effective as of July 12, 2002. As a result of these transactions, we have increased our stake in CAH to 99.1%.

         On July 31, 2002, we purchased, through a indirect wholly-owned subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in Solid, for approximately U.S.$95 million. At December 31, 2004, as a consequence of this transaction and the increase of our stake in CAH, as described above, our proportionate economic interest in Solid was approximately 99.1%.

         In May 2001, we acquired through CAH a 100% economic interest in Saraburi Cement Company, now known as CEMEX (Thailand) Co. Ltd. or CEMEX (Thailand), which then had an installed capacity of approximately 700,000 tons, for a total consideration of approximately U.S.$73 million. As a result of the increase of our stake in CAH, as described above, at December 31, 2004, our proportionate economic interest in CEMEX (Thailand) through CAH was approximately 99.1%.

         In addition to the above-mentioned acquisitions, our net investment in property, machinery and equipment, as reflected in our consolidated statements of changes in financial position included elsewhere in this annual report, excluding acquisitions of equity interests in subsidiaries and affiliates, was approximately Ps5,166 million (U.S.$463.7 million) in 2002, Ps4,703 million (U.S.$422.2 million) in 2003 and Ps4,835 million (U.S.$434 million) in 2004. This net investment in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment, to the maintenance of plants and equipment, including environmental controls and technology updates.

Divestitures

         During 2002, CEMEX, Inc. sold its specialty mineral products business, composed of one quarry in each of Virginia, New Jersey and Massachusetts and two quarries in Pennsylvania, and other related assets for approximately U.S.$49 million.

         On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participacoes S.A, a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The combined capacity of the two cement plants sold was approximately two million tons per year and the operations of these plants represented approximately 10% of our U.S. operations' operating cash flow for the year ended December 31, 2004.

         On April 26, 2005, we announced the divestiture of our 11.92% interest in Cementos Bio Bio, S.A., a cement company in Chile, for approximately U.S.$65 million. The proceeds from the sale will be applied to reduce debt.

         See note 9A to our consolidated financial statements included elsewhere in this annual report.

U.S. GAAP Reconciliation

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15 and are presented in constant Pesos representing the same purchasing power for each period presented, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP included as note 24 to our consolidated financial statements presented elsewhere in this annual report includes (i) a reconciling item for the reversal of the effect of applying the CEMEX weighted average inflation factor instead of the Mexican inflation-only factor for the restatement to constant pesos for the years ended December 31, 2002 and 2003, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation, between (a) the methodology set forth by Mexican GAAP in which fixed assets are restated using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency, and (b) the amounts that would be determined by using the historical cost/constant currency method in which fixed assets are restated using the inflation index of the country that holds the asset. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. Our reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         Majority net income under U.S. GAAP for the years ended December 31, 2002, 2003, and 2004 amounted to Ps6,182 million, Ps8,720 million and Ps17,965 million, respectively, compared to majority net income under Mexican GAAP for the years ended December 31, 2002, 2003 and 2004 of approximately Ps6,339 million, Ps7,508 million and Ps14,562 million, respectively. See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and the effects that newly issued accounting pronouncements have had in our financial position.

Newly Issued Accounting Pronouncements Under U.S. GAAP

         In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, Share-Based Payment, a revision of Statement 123, "Accounting for Stock Issued to Employees", which establishes standards for the accounting of all share-based payment transactions, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions, also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. SFAS123R requires the entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting, permitted by Statement 123 as originally issued (see note 24(r) to our financial statements included elsewhere in this annual report), under which, upon compliance with certain rules, issuing stock options to employees resulted in recognition of no compensation cost. The cost under SFAS123R should be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share awards will be estimated using option-pricing models, unless observable market prices for the same or similar instruments are available.

         SFAS 123R will be effective for CEMEX as of January 1, 2006 and will apply to all awards granted after the effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this statement, if any, will be recognized as of the effective date. As of the effective date, entities that used the fair-value-based method for either recognition or disclosure under Statement 123 (see note 24(r) to our financial statements included elsewhere in this annual report) will apply SFAS123R using a modified version of prospective application. Under this transition method of adoption, compensation cost is recognized for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

         In connection with the adoption of SFAS 123R in 2006, if we elect to grant new equity awards to employees, SFAS 123R may have a material impact in our net income under U.S. GAAP (see pro forma historical information on footnote 24(r) to our financial statements included elsewhere in this annual report). In respect of expected non-vested awards as of the adoption date, we consider that their cost will not have a material effect given that they are very few outstanding after the restructuring process of employee' stock option programs undertaken during 2004.

         In December 2004, the FASB issued SFAS 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for us for inventory costs incurred on or after January 1, 2006. We do not expect any material impact from the adoption of this statement.

         In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The exception provides that those exchanges should be measured based on the recorded amount of the nonmonetary assets relinquished, rather than on the fair values of the exchanged assets. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be effective for us for nonmonetary asset exchanges occurring on or after January 1, 2006. We do not expect any material impact from the adoption of this statement.

Item 6 - Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

         Set forth below is the name and position of each of our executive officers as of December 31, 2004. Where applicable, we have indicated recently announced appointments that became effective as of March 1, 2005. The terms of office of the executive officers are indefinite.

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

                                            Mr. Zambrano has been a member of
                                            our board of directors since 1979
                                            and chairman of our board of
                                            directors since 1995. He is a
                                            member of the board of directors of
                                            IBM, the International Advisory
                                            Board of Citigroup, and the
                                            Chairman's Council of Daimler
                                            Chrysler AG. He is also a member of
                                            the board of directors of Fomento
                                            Economico Mexicano, S.A. de C.V.,
                                            Empresas ICA, S.A. de C.V., Alfa,
                                            S.A. de C.V., Grupo Financiero
                                            Banamex, S.A. de C.V., Vitro, S.A.
                                            and Grupo Televisa, S.A. Mr.
                                            Zambrano is chairman of the board
                                            of directors of Consejo de
                                            Ensenanza e Investigacion Superior,
                                            A.C., which manages ITESM, and a
                                            member of the Stanford Business
                                            School's advisory board.

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

Hector Medina,                              Joined CEMEX in 1988.  He has held
         Executive Vice President of        several positions in CEMEX,
         Planning and Finance               including director of strategic
                                            planning from 1991 to 1994,
                                            president of CEMEX Mexico from 1994
                                            to 1996, and has served as
                                            executive vice president of
                                            planning and finance since 1996. He
                                            is a graduate of ITESM with a
                                            degree in chemical engineering and
                                            administration. He also received a
                                            Masters of Science degree in
                                            management studies from the
                                            management Center of the University
                                            of Bradford in England and a
                                            Masters of Science diploma in
                                            Operations Research from the
                                            Escuela de Organizacion Industrial
                                            in Spain in 1975. Among the
                                            positions he previously held are
                                            those of Project Director at Grupo
                                            Protexa, S.A. de C.V.,
                                            Administrative Director at Grupo
                                            Xesa, S.A. de C.V., Commercial
                                            Director at Direcplan, S.A. and
                                            Industrial Relations Sub-Director
                                            at Hylsa, S.A. de C.V. Mr. Medina
                                            is a member of the board of
                                            directors of Cementos Chihuahua,
                                            Cia Minera Autlan, Mexifrutas, S.A.
                                            de C.V. and Chocota Productos del
                                            Mar, S.A. de C.V. and member of the
                                            "consejo de vigilancia" of
                                            Ensenanza e Investigacion Superior
                                            A.C. and ITESM.

Armando J. Garcia Segovia,                  Initially joined CEMEX in 1975
         Executive Vice President           and rejoined CEMEX in 1985.  He has
         of Development                     served as director of operational
                                            and strategic planning from 1985 to
                                            1988, director of operations from
                                            1988 to 1991, director of corporate
                                            services and affiliate companies
                                            from 1991 to 1994, director of
                                            development from 1994 to 1996,
                                            general director of development
                                            from 1996 to 2000, and executive
                                            vice president of development since
                                            2000. He is a graduate of ITESM
                                            with a degree in mechanical
                                            engineering and administration and
                                            holds an M.B.A. from the University
                                            of Texas. He was employed at Cydsa,
                                            S.A. from 1979 to 1981 and at
                                            Conek, S.A. de C.V. from 1981 to
                                            1985. He is a brother of Jorge
                                            Garcia Segovia, an alternate member
                                            of our board of directors, and a
                                            first cousin of Rodolfo Garcia
                                            Muriel, a member of our board of
                                            directors.

                                            Mr. Garcia has been a member of our
                                            board of directors since 1983. He
                                            also serves as a member of the
                                            board of directors of Materiales
                                            Industriales de Chihuahua, S.A. de
                                            C.V., Calhidra y Mortero de
                                            Chihuahua, S.A. de C.V., Grupo
                                            Cementos de Chihuahua, S.A. de
                                            C.V., Construcentro de Chihuahua,
                                            S.A. de C.V., Control
                                            Administrativo Mexicano, S.A. de
                                            C.V., Compania Industrial de
                                            Parras, S.A. de C.V., Fabrica La
                                            Estrella, S.A. de C.V., Prendas
                                            Textiles, S.A. de C.V., Telas de
                                            Parras, S.A. de C.V., Canacem,
                                            Confederacion Patronal de la
                                            Republica Mexicana, Centro Patronal
                                            de Nuevo Leon, and Instituto
                                            Mexicano del Cemento y del
                                            Concreto. He is a member of the
                                            board and former chairman of Centro
                                            de Estudios del Sector Privado para
                                            el Desarrollo Sostenible, and
                                            member of the board of the World
                                            Environmental Center.

                                            He is also founder and chairman of
                                            the board of Comenzar de Nuevo,
                                            A.C.

Victor Romo,                                Joined CEMEX in 1985 and has served
         Executive Vice President of        as director of administration of
         Administration                     CEMEX Espana from 1992 to 1994,
                                            general director of administration
                                            and finance of CEMEX Espana from
                                            1994 to 1996, president of CEMEX
                                            Venezuela from 1996 to 1998,
                                            president of the South American and
                                            Caribbean region from 1998 to May
                                            2003, and executive vice president
                                            of administration since May 2003.
                                            He is a graduate in public
                                            accounting and holds a master's
                                            degree in administration and
                                            finance from ITESM. Previously, he
                                            worked for Grupo Industrial Alfa,
                                            S.A. de C.V. from 1979 to 1985.

Francisco Garza,                            Joined CEMEX in 1988 and has served
         President of CEMEX                 as director of trading from 1988 to
         North America Region and           1992, president of CEMEX USA
         Trading                            from 1992 to 1994, president of
                                            CEMEX Venezuela and Cemento Bayano
                                            from 1994 to 1996, and president of
                                            CEMEX Mexico and CEMEX USA from
                                            1996 to 1998. In 1998, he was
                                            appointed president of the North
                                            American region and trading. He is
                                            a graduate in business
                                            administration of ITESM and holds
                                            an M.B.A. from the Johnson School
                                            of Management at Cornell
                                            University.

Fernando Gonzalez,                          Joined CEMEX in 1989 and has served
         President of the European          as vice-president-human resources
         Region, Effective March 1,         from 1992 to 1994, vice-president-
         2005                               strategic planning from 1994 to
                                            1998, president of CEMEX Venezuela
                                            from 1998 to 2000, president of
                                            CEMEX Asiafrom 2000 to May 2003,
                                            and president of the South American
                                            and Caribbean region from May 2003
                                            to February 2005. In March 2005, he
                                            was appointed president of the
                                            expanded European Region. He is a
                                            graduate in business administration
                                            and holds a master's degree in
                                            administration from ITESM.
                                            Previously, he worked for Grupo
                                            Industrial Alfa, S.A. de C.V. from
                                            1976 to 1989.

Jose Luis Saenz de Miera,                   Joined CEMEX Espana in 1993 as
         President of the Iberia, Middle    general manager of administration
         East, Africa and Asia Region,      and finance, and in 1994 he was
         Effective March 1, 2005            appointed president of CEMEX Espana.
                                            Mr. Saenz de Miera has served as
                                            president of the Europe, Africa and
                                            Asia region from October 1998 to
                                            February 2005. Since March 1, 2005,
                                            Mr. Saenz de Miera has been
                                            responsible for the Iberian
                                            Peninsula, Italy, Africa, and Asia,
                                            including the United Arab Emirates
                                            and Malaysia. He studied economic
                                            sciences in Universidad Complutense
                                            de Madrid and is a certified public
                                            accountant from Instituto de
                                            Censores Jurados de Cuentas in
                                            Spain. Previously, he was employed
                                            from 1973 to 1993 at KPMG Peat
                                            Marwick, since 1982 as partner and
                                            between 1988 and 1993 as deputy
                                            senior partner. Mr. Saenz de Miera
                                            is a citizen of Spain.

Juan Romero,                                Joined CEMEX in 1992 and has
         President of CEMEX South           occupied several senior management
         America and the Caribbean,         positions, including commercial
         Effective March 1, 2005            director for CEMEX Espana, president
                                            of CEMEX, Colombia, commercial
                                            director for CEMEX Mexico, and
                                            president of CEMEX Mexico. In March
                                            2005, Mr. Romero became president
                                            of the South America and Caribbean
                                            Regions and Mexico. Mr. Romero
                                            graduated from Universidad de
                                            Comillas in Spain, where he studied
                                            Law and Economics and Enterprise
                                            Sciences. Previously, Mr Romero
                                            worked for Cementos Sanson and
                                            Cementos Portland Morata de Jalon.
                                            Mr. Romero is a citizen of Spain.

Rodrigo Trevino,                            Joined CEMEX in 1997 and has served
         Chief Financial Officer            as chief financial officer since
                                            then. He holds both bachelor and
                                            master of science degrees in
                                            industrial engineering from
                                            Stanford University. Prior to
                                            joining CEMEX, he served as the
                                            country corporate officer for
                                            Citicorp/Citibank Chile from 1995
                                            to 1996, and prior to that, he
                                            worked at Citibank, N.A. from 1979
                                            to 1994. Rodrigo Trevino is a first
                                            cousin of Lorenzo H. Zambrano, our
                                            chief executive officer and
                                            chairman of our board of directors.

Ramiro G. Villarreal,                       Joined CEMEX in 1987 and has served
         General Counsel                    as general counsel since then, and
                                            also has served as secretary of our
                                            board of directors since 1995. He
                                            is a graduate of the Universidad
                                            Autonoma de Nuevo Leon with a
                                            degree in law. He also received a
                                            masters of science degree in
                                            finance from the University of
                                            Wisconsin. Prior to joining CEMEX,
                                            he served as assistant general
                                            director of Grupo Financiero
                                            Banpais from 1985 to 1987.

Board of Directors

         Set forth below are the names of the members of the our board of directors. The members of our board of directors serve for one-year terms. At our 2004 annual shareholders' meeting held on April 28, 2005, our shareholders re-elected all the members of our board of directors to serve until the next annual shareholders' meeting.

Lorenzo H. Zambrano,                        See "-- Senior Management."
         Chairman

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

Armando J. Garcia Segovia                   See "-- Senior Management."

Rodolfo Garcia Muriel                       Has been a member of our board of
                                            directors since 1985. He is also
                                            the chief executive officer of
                                            Compania Industrial de Parras, S.A.
                                            de C.V. and Parras Cone de Mexico,
                                            S.A. de C.V. He is member of the
                                            board of directors of Parras
                                            Williamson, S.A. de C.V., Telas de
                                            Parras, S.A. de C.V., Synkro, S.A.
                                            de C.V., IUSA-GE, S. de R.L.,
                                            Industrias Unidas, S.A., Apolo
                                            Operadora de Sociedades de
                                            Inversion, S.A. de C.V., and
                                            Cambridge Lee Industries, Inc. Mr.
                                            Garcia Muriel is also vice
                                            president of Camara Nacional de la
                                            Industria Textil. He is a first
                                            cousin of Armando J. Garcia
                                            Segovia, executive vice president
                                            of development of CEMEX and a
                                            member of our board of directors,
                                            and Jorge Garcia Segovia, an
                                            alternate member of our board of
                                            directors.

Rogelio Zambrano Lozano                     Has been a member of our board of
                                            directors since 1987. He is also a
                                            member of the advisory board of
                                            Grupo Financiero Banamex, S.A. de
                                            C.V. Zona Norte, director of Carza,
                                            S.A. de C.V. and Parque Plaza
                                            Sesamo, S.A. de C.V., and a member
                                            of the board of directors of
                                            Hospital San Jose is a first cousin
                                            of Lorenzo H. Zambrano, chairman of
                                            our board of directors and our
                                            chief executive officer, and of
                                            Lorenzo Milmo Zambrano, a member of
                                            our board of directors.

Roberto Zambrano Villarreal                 Has been a member of our board of
                                            directors since 1987 and president
                                            of our audit committee since 2002.
                                            He is also a member of the board of
                                            directors of Cemex Mexico, S.A. de
                                            C.V. He is chairman of the board of
                                            directors of Desarrollo Integrado,
                                            S.A. de C.V., Administracion Ficap,
                                            S.A. de C.V., Aero Zano, S.A. de
                                            C.V., Ciudad Villamonte, S.A. de
                                            C.V., Focos, S.A. de C.V., C & I
                                            Capital, S.A. de C.V., Industrias
                                            Diza, S.A. de C.V., Inmobiliaria
                                            Sanni, S.A. de C.V., Inmuebles
                                            Trevisa, S.A. de C.V., Servicios
                                            Tecnicos Hidraulicos, S.A. de C.V.,
                                            Mantenimiento Integrado, S.A. de
                                            C.V., , Pilatus PC-12 Center de
                                            Mexico, S.A. de C.V., and
                                            Pronatura, A.C. He is a member of
                                            the board of directors of S.L.I. de
                                            Mexico, S.A. de C.V., and Compania
                                            de Vidrio Industrial, S.A. de C.V.
                                            He is a brother of Mauricio
                                            Zambrano Villarreal, a member of
                                            our board of directors.

Bernardo Quintana Isaac                     Has been a member of our board of
                                            directors since 1990. He is chief
                                            executive officer and chairman of
                                            the board of directors of Empresas
                                            ICA Sociedad Controladora, S.A. de
                                            C.V., and a member of the board of
                                            directors of Telefonos de Mexico,
                                            S.A. de C.V., Grupo Financiero
                                            Banamex, S.A. de C.V., Grupo Carso,
                                            S.A. de C.V., and Grupo Maseca,
                                            S.A. de C.V. He is also a member of
                                            Consejo Mexicano de Hombres de
                                            Negocios, Fundacion UNAM and,
                                            Fundacion ICA. He is a founding
                                            associate of Fundacion Letras
                                            Mexicanas and is currently
                                            president of Patronato UNAM.

Dionisio Garza Medina                       Has been a member of our board of
                                            directors since 1995. He is also
                                            chairman of the board and chief
                                            executive officer of Alfa, S.A. de
                                            C.V. He is a member of the board of
                                            directors of Vitro, S.A., Cydsa,
                                            S.A., and ING Mexico. He is also
                                            chairman of the executive board of
                                            the Universidad de Monterrey and a
                                            member of Consejo Mexicano de
                                            Hombres de Negocios, the advisory
                                            committee of the David Rockefeller
                                            Center for Latin American Studies
                                            of Harvard University, the board of
                                            Harvard Business School, and the
                                            advisory committee of the New York
                                            Stock Exchange.

Alfonso Romo Garza                          Has been a member of our board of
                                            directors since 1995. He is
                                            chairman of the board and chief
                                            executive officer of Savia, S.A. de
                                            C.V. and
                                            member of the board of Nacional de
                                            Drogas, S.A. de C.V., Grupo Maseca,
                                            S.A. de C.V., and Grupo Comercial
                                            Chedraui, S.A. de C.V. He is an
                                            external advisor of the World Bank
                                            Board for Latin America and the
                                            Caribbean, and a member of the
                                            board of The Donald Danforth Plant
                                            Science Center.

Mauricio Zambrano Villarreal                Has been a member of our board of
                                            directors since 2001. Mr. Zambrano
                                            Villarreal served as an alternate
                                            member of our board of directors
                                            from 1995 to 2001. He is also
                                            general vice-president of
                                            Desarrollo Integrado, S.A. de C.V.,
                                            chairman of the board of directors
                                            of Empresas Falcon, S.A. de C.V.
                                            and Trek Associates, Inc.,
                                            secretary of the board of directors
                                            of Administracion Ficap, S.A. de
                                            C.V., Aero Zano, S.A. de C.V.,
                                            Ciudad Villamonte, S.A. de C.V.,
                                            Focos, S.A. de C.V., Compania de
                                            Vidrio Industrial, S.A. de C.V., C
                                            & I Capital, S.A. de C.V.,
                                            Industrias Diza, S.A. de C.V.,
                                            Inmuebles Trevisa, S.A. de C.V.,
                                            and Servicios Tecnicos Hidraulicos,
                                            S.A. de C.V., and a member of the
                                            board of directors of Invercap,
                                            S.A. de C.V. He is a brother of
                                            Roberto Zambrano Villarreal, a
                                            member of our board of directors.

Tomas Brittingham Longoria                  Has been a member of our board of
                                            directors since 2002. Previously
                                            served as an alternate member of
                                            our board of directors from 1987
                                            until 2002. He is chief executive
                                            officer of Laredo Autos, S.A. de
                                            C.V. He is a son of Eduardo
                                            Brittingham Sumner, an alternate
                                            member of our board of directors.

Jose Manuel Rincon Gallardo                 Has been a member of our board of
                                            directors since 2003. He is also
                                            the board's "financial expert" and
                                            a member of our Audit Committee. He
                                            is president of the board of
                                            directors of Sonoco de Mexico, S.A.
                                            de C.V., member of the board of
                                            directors and audit committee of
                                            Grupo Financiero Banamex, S.A. de
                                            C.V., and Grupo Herdez, S.A. de
                                            C.V., and member of the board of
                                            directors of Grupo Transportacion
                                            Ferroviaria Mexicana, S.A. de C.V.,
                                            Grupo Cuervo, S.A. de C.V.,
                                            Laboratorio Sanfer-Hormona, and
                                            Alexander Forbes Mexico. Mr. Rincon
                                            Gallardo is a member of
                                            Pro-Dignidad, A.C., Instituto
                                            Mexicano de Contadores Publicos,
                                            A.C., and Instituto Mexicano de
                                            Ejecutivos de Finanzas, A.C. Mr.
                                            Rincon Gallardo was managing
                                            partner of KPMG Mexico, and was a
                                            member of the board of directors of
                                            KPMG United States and KPMG
                                            International.

Alternate Directors

         Set forth below are the names of the alternate members of our board of directors. The alternate members of our board serve for one-year terms.

Eduardo Brittingham Sumner                  Has been an alternate member of our
                                            board of directors since 2002.
                                            Previously served as a regular
                                            member of our board of directors
                                            from 1967 until 2002. He is also
                                            general director of Laredo Autos,
                                            S.A. de C.V., Consorcio Industrial
                                            de Exportacion, S.A. de C.V., and
                                            an alternate member of the board of
                                            directors of Vitro, S.A. He is the
                                            father of Tomas Brittingham
                                            Longoria, a member of our board of
                                            directors.

Tomas Milmo Santos                          Has been an alternate member of our
                                            board of directors since 2001. He
                                            is Chief Executive Officer and
                                            president of the board of directors
                                            of Axtel, S.A. de C.V., a
                                            telecommunications company that
                                            operates in the local, long
                                            distance and data transfer market.
                                            He is also a member of the board of
                                            directors of Coparmex, Cemex
                                            Mexico, HSBC Mexico, and ITESM. Mr.
                                            Milmo Santos holds a degree in
                                            economics from Stanford University.

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

         Set forth below are the names of the members of our audit committee. The terms of the members of our audit committee are indefinite, and they may only be removed by a resolution of the board of directors. Jose Manuel Rincon Gallardo qualifies as an "audit committee financial expert." See "Item 16A--Audit Committee Financial Expert."

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

        Lorenzo Milmo Zambrano                 See "--Board of Directors."

        Alfonso Romo Garza                     See "--Board of Directors."

        Tomas Brittingham Longoria             See "--Board of Directors."

Compensation of Our Directors and Members of Our Senior Management

         For the year ended December 31, 2004, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately Ps221.8 million. Approximately Ps26 million of this amount was paid pursuant to the bonus plan described below under "-- Employee Stock Option Plan (ESOP)." During 2004, as part of their compensation, the members of our board of directors, alternate members of our board of directors and senior managers, as a group, received options to acquire 8,248,489 CPOs at a weighted average exercise price of U.S.$5.08 per CPO. These options expire in 2013 and 2014. As of December 31, 2004, the members of our board of directors, alternate members of our board of directors and senior managers had exercised options covering 6,105,227 of these CPOs. After these exercises and giving effect to anti-dilution provisions in the options, the number of underlying CPOs was 2,427,588, and the adjusted weighted average exercise price per CPO was U.S.$5.79 as of December 31, 2004.

         In addition, approximately Ps11.7 million was set aside or accrued to provide pension, retirement or similar benefits.

Employee Stock Option Plan (ESOP)

         In 1995, we adopted an employee stock option plan, or ESOP, under which we were authorized to grant members of our board of directors, members of our senior management and other eligible employees options to acquire our CPOs. Our obligations under the plan are covered by shares held in a trust created for such purpose (initially 216,300,000 shares). As of December 31, 2004, after giving effect to the exchange program implemented in November 2001 described below, options to acquire 3,410,155 CPOs remain outstanding under this program, with a weighted average exercise price of approximately Ps30.11 per CPO. As of December 31, 2004, the outstanding options under this program had a weighted average remaining tenure of approximately 3.0 years.

         In November 2001, starting with the 2001 voluntary exchange program described below, we incorporated new features to our ESOP, including an escalating strike price in dollars, increasing at an annual rate of 7%, adjusted downward by dividends paid. Options under this amended ESOP were hedged by non-dilutive equity forward contracts.

         In February 2004, starting with the 2004 voluntary exchange program described below, we further amended our ESOP. The amendments provide, among other things, that the options will be automatically exercised at a predetermined price of U.S.$7.50 per CPO if, at any time during the life of the options, the CPO closing market price reaches or exceeds that predetermined price. Any gains realized through exercise of the options, whether automatic or voluntary, will be invested in restricted CPOs. The restricted CPOs received upon exercise of the options will be held in a trust on behalf of each employee. The restrictions will gradually lapse, at which time the CPOs will become freely transferable and the employee may withdraw them from the trust.

         Certain key executives participate in a bonus plan that pays a percentage of the median salary of their corresponding pay-grade. This bonus is calculated and paid annually, 50% in cash and 50% in CPOs under an ESOP.

CEMEX, Inc. ESOP

         As a result of the acquisition of CEMEX, Inc. (formerly Southdown) in November 2000, we established a stock option program for CEMEX, Inc.'s executives for the purchase of our ADSs. The options granted under the program have a fixed exercise price in U.S. Dollars equivalent to the market price of one ADS as of the grant date and have a 10-year term. Twenty-five percent of the options vest annually during the first four years after their grant date. The options are covered using shares currently owned by our subsidiaries, thus potentially increasing stockholders' equity and the number of shares outstanding. As of December 31, 2004, considering the options granted as a result of the exchange program implemented in 2001, the options granted thereunder, and the exercise of options that has occurred through that date, options to acquire 1,925,452 ADSs, remain outstanding under this program. These options have a weighted average exercise price of approximately U.S.$4.89 per CPO or U.S.$24.45 per ADS as each ADS currently represents five CPOs. The number of options under these ADS programs are presented below in terms of CPO equivalents and do not give effect to the 2-for-1 stock split we expect to occur in July 2005.

         Stock options activity during 2003 and 2004, the balance of options outstanding as of December 31, 2003 and 2004 and other general information regarding our stock option programs, is presented in note 16 to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2004, the following ESOP options to purchase our securities were outstanding:


                         Number of CPOs or                          Range of exercise prices
  Title of security       CPO equivalents                                per CPOs or CPO
  underlying options     underlying options     Expiration Date            equivalents
---------------------   --------------------    ---------------     ------------------------
     CPOs (Pesos)            3,410,155             2005-2011        Ps14.97 - 37.84

 CPOs (Dollars) (may
     be instantly
    cash-settled)            3,455,402             2011-2013        U.S.$4.22 - 5.82

    CPOs (Dollars)
 (US$7.50 knock-out;
  receive restricted
       CPOs)(1)              1,240,689                2012          U.S.$5.13

    CPOs (Dollars)
 (US$8.50 knock-out;
  receive restricted
        CPOs)              137,673,590             2012-2014        U.S.$5.79 - 7.47

    CPOs (Dollars)
  (Unlimited upside;
  receive restricted
        CPOs)               18,323,866                2012          U.S.$7.47

   CEMEX, Inc. ESOP          9,627,260             2011-2013        U.S.$3.89 - 5.58

         __________________
          (1) On January 17, 2005, the closing CPO market price reached U.S.$7.50, and, as a result, all existing options were automatically exercised.

         As of December 31, 2004, our senior management and directors held the following ESOP options to acquire our securities:


                         Number of CPOs or                         Range of exercise prices
  Title of security       CPO equivalents                               per CPOs or CPO
 underlying options     underlying options      Expiration Date           equivalents
-------------------     ------------------      ---------------    ------------------------
   CPOs (Dollars)
 (US$8.50 knock-out;
 receive restricted
        CPOs)               43,833,077             2012-2014       U.S.$5.79 - 7.47

   CPOs (Dollars)
 (Unlimited upside;
 receive restricted
        CPOs)                6,182,954               2012          U.S.$7.47

         As of December 31, 2004, our employees and former employees, other than senior management and directors, held the following ESOP options to acquire our securities:


                         Number of CPOs or                         Range of exercise prices
  Title of security       CPO equivalents                               per CPOs or CPO
 underlying options     underlying options      Expiration Date           equivalents
--------------------    ------------------      ---------------    ------------------------
    CPOs (Pesos)             3,410,155             2005-2011       Ps14.97 - 37.84
 CPOs (Dollars) (may
    be instantly
    cash-settled)            3,455,402             2011-2013       U.S.$4.22 - 5.82

   CPOs (Dollars)
 (US$7.50 knock-out;
 receive restricted
      CPOs)(1)               1,240,689               2012          U.S.$5.13

   CPOs (Dollars)
 (US$8.50 knock-out;
 receive restricted
        CPOs)               93,840,513             2012-2014       U.S.$5.79 - 7.47

   CPOs (Dollars)
 (Unlimited upside;
 receive restricted
        CPOs)               12,140,912               2012          U.S.$7.47

  CEMEX, Inc. ESOP           9,627,260             2011-2013       U.S.$3.89 - 5.58

         __________________
          (1) On January 17, 2005, the closing CPO market price reached U.S.$7.50, and, as a result, all existing options were automatically exercised.

The November 2001 Voluntary Exchange Program

         In November 2001, we implemented a voluntary exchange program to offer participants in our ESOP new options in exchange for their existing options. The new options have an escalating strike price in U.S. Dollars and are hedged by our equity forward contracts, while the old options had a fixed strike price in Pesos. The executives who participated in this program exchanged their options to purchase CPOs at a weighted average strike price of Ps34.11 per CPO, for cash equivalent to the intrinsic value on the exchange date and new options to purchase CPOs with an escalating dollar strike price set at U.S.$4.93 per CPO as of December 31, 2001, growing by 7% per annum less dividends paid on the CPOs. Of the old options, 57,448,219 (approximately 90.1%) were exchanged for new options in the voluntary exchange program and 8,695,396 were not exchanged. In the context of the program, 81,630,766 new options were issued, in addition to 7,307,039 of the new options that were purchased by participants under a voluntary purchase option that was also part of the exchange. As of December 31, 2004, considering the options granted under the program, the exercise of options through that date, the result of the February 2004 exchange program described below and the 2004 voluntary early exercise program, 1,876,830 options to acquire 2,154,413 CPOs remained outstanding under this program, with an exercise price of approximately U.S.$5.22 per CPO. As of December 31, 2004, the outstanding options under this program had a remaining tenure of approximately 7.4 years.

The February 2004 Voluntary Exchange Program

         In February 2004, we implemented a voluntary exchange program to offer ESOP and voluntary employee stock option plan, or VESOP, participants new options in exchange for their existing options. Under the terms of the exchange offer, participating employees surrendered their options in exchange for new options with an initial strike price of U.S.$5.05 per CPO and a life of 8.4 years, representing respectively the weighted average strike price and maturity of existing options. The strike price of the new options increased annually at a 7% rate, less dividends paid on the CPOs. The new options were exercisable at any time at the discretion of their holders, and would be automatically exercised if, at any time during the life of the options, the closing CPO market price reaches U.S.$7.50.

         Any gain realized through the exercise of these options was required to be invested in restricted CPOs at a 20% discount to market. Holders of these options were entitled to receive an annual payment of US$0.10 net of taxes per option outstanding as of the payment date until exercise or maturity of the options, which was scheduled to grow annually at a 10% rate.

         As a result of the voluntary exchange offer, 122,708,146 new options were issued in exchange for 114,121,358 existing options, which were subsequently cancelled. All options not exchanged in the offer maintained their existing terms and conditions.

         As of December 31, 2004, considering the options granted under the exchange offer, the exercise of options through that date, and the result of the 2004 voluntary early exercise program described below, 1,190,224 options to acquire 1,240,689 CPOs remained outstanding under this program, with an exercise price of approximately U.S.$5.13 per CPO. As of December 31, 2004, the outstanding options under this program had a remaining tenure of approximately 7.5 years.

         On January 17, 2005, the closing CPO market price reached U.S.$7.50 and, as a result, all existing options under this program were automatically exercised. Holders of these options received the corresponding gain in restricted CPOs, as described above.

The 2004 Voluntary Early Exercise Program

         In December 2004, we offered ESOP and VESOP participants new options, conditioned on the participants exercising and receiving the intrinsic value of their existing options. As a result of this program, 120,827,370 options from the February 2004 voluntary exchange program, 16,580,004 options from other ESOPs, and 399,848 options from VESOP programs were exercised, and we granted a total of 139,151,236 new options. The new options have an initial strike price of US$7.4661, which is US$0.50 above the closing CPO market price on the date on which the old options were exercised, and which will grow at a rate of 5.5% per annum. The new options will expire after 7.5 years. All gains from the exercise of these new options will be paid in restricted CPOs. The restrictions will be removed gradually within a period of between two and four years, depending on the exercise date.

         The new options may be exercised at any time at the discretion of their holders. Of the 139,151,236 new options, 120,827,370 will be automatically exercised if the closing CPO market price reaches U.S.$8.50, while the remaining 18,323,866 options will not have an automatic exercise threshold. Holders of these options will receive an annual payment of U.S.$0.11 net of taxes per option outstanding as of the payment date. This payment will grow annually at a 10% rate.

         For accounting purposes under Mexican and U.S. GAAP, as of December 31, 2004, we accounted for the new options, including the U.S.$0.11 per option payment made to employees, under the February 2004 voluntary exchange program, under the intrinsic value method through earnings in the same manner as we currently do under existing plans. See notes 3W and 16 to our consolidated financial statements included elsewhere in this annual report.

Voluntary Employee Stock Option Plan (VESOP)

         During 1998 and 1999, we established voluntary employee stock option plans, or VESOPs, pursuant to which managers and senior executives elected to purchase options to acquire up to 36,468,375 CPOs. These VESOP options, exercisable quarterly over a period of five years, had a predefined exercise price in U.S. Dollars which increased quarterly, thereby taking into account the funding cost in the market. As of December 31, 2004, all these options had expired.

         During 2002, we established an additional VESOP, pursuant to which managers and senior executives were entitled to purchase, on a monthly basis, new options for up to an aggregate number equal to the total number of options exercised during the same period by other executives under the November 2001 ESOP voluntary exchange program. During 2002, we sold 2,120,395 of these VESOP options and received a premium equivalent to a percentage of the CPO price, which amounted to approximately U.S.$1.5 million (Ps17.8 million). As of December 31, 2004, after giving effect to exercises of these options and anti-dilution provisions, the number of CPOs underlying these options was 40,177, with a weighted average exercise price of approximately U.S.$5.92 per CPO.

         In January 2003, we established a new VESOP through which our employees who held options under our old VESOPs, as well as members of our senior management and other eligible executives, elected to purchase 38,583,989 new options for a premium of approximately U.S.$9.7 million (Ps107.0 million). The new options, which had an increasing U.S. Dollar exercise price of approximately U.S.$3.58 per CPO, equal to the closing market price of one CPO at the date of sale, and a five-year term, contained an automatic mandatory exercise condition that would be triggered when the CPO market price reached a certain level. The CPO market price reached this level in September 2003 and, as a result, all the options were exercised. Employees and directors who exercised their options under the new VESOP received the corresponding gain in CPOs, which they were obligated to hold in their entirety for a period of two years after exercise. Following the second anniversary of the exercise date, one half of the CPOs acquired under the VESOP may be sold by the holder, and the remaining CPOs may be sold following the third anniversary of the exercise date.

         In connection with the new VESOP, in March 2003 we repurchased 29,001,358 appreciation warrants from several of the eligible executives, at a price per appreciation warrant of Ps3.70, the market price for our appreciation warrants on February 6, 2003, the date of the offer to purchase appreciation warrants from the executives. Executives with then outstanding loans from CEMEX used the proceeds from the repurchase of 5,942,724 appreciation warrants to repay these loans. The remaining proceeds were used to partially pay for the subscription for options under our new VESOP program. Also, as part of the new VESOP program, in March 2003 we repurchased from some of the eligible executives and directors options covering 294,074 CPOs under our old VESOPs at a price per option of U.S.$0.0096, and options covering 8,158,574 CPOs under our old VESOPs at a price per option of U.S.$0.1164. These prices represented a fraction of the theoretical value of the options on January 6, 2003, the date of the offer to purchase the options from the executives and directors. The proceeds from the repurchase of the options under the old VESOPs were used to subscribe for options under our new VESOP, as mandated by the new VESOP program.

         As of December 31, 2004, all options under the new VESOP had been exercised and no options remained outstanding thereunder.

         As of December 31, 2004, the following VESOP options to acquire our securities were outstanding.



  Title of security       Number of CPOs                                 Option            Range of exercise
  underlying options    underlying options    Expiration Date        Purchase Price          price per CPO
---------------------   ------------------    ---------------     ------------------      -------------------

         CPOs                 40,177                2011            U.S.$0.76 - 0.63           U.S.$5.92

         As of December 31, 2004, no member of our senior management or board of directors held any VESOP options to acquire our securities.

Employees

         The information set forth in this section does not take into account the RMC acquisition or the sale of U.S. assets in the Great Lakes region, both of which occured after December 31, 2004.

         As of December 31, 2004, we had approximately 26,679 employees worldwide, which represented an increase of 2.75% from year-end 2003.

         The following table sets forth the number of our full-time employees and a breakdown of their geographic location at the end of each of the last three fiscal years:


                                                                                       Central
                                                                                       America
                    United                                                             and the
          Mexico    States*   Spain  Venezuela  Colombia  Egypt  Philippine  Thailand  Caribbean   Others    Total
          ------    -------   -----  ---------  --------  -----  ----------  --------  ---------   ------    -----

2002      9,184     4,608     3,035    2,334      858       891      692       220        2,569     2,361    26,752
2003      8,942     4,709     2,963    1,700      800       873      669       224        2,599     2,486    25,965
2004      9,857     4,977     2,833    1,770      743       929      603       233        2,593     2,141    26,679

*  2003 and 2004 include Dixon-Marquette Cement

         Employees in Mexico have collective bargaining agreements on a plant-by-plant basis, which are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. Approximately one-fourth of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Boilermakers. With the exception of the non-union facility located in Florida, collective bargaining agreements are in effect at all our U.S. cement plants and have various expiration dates ending from 2005 through 2011. During 2004, we reached agreements with two of our plants, and one plant agreement (Clinchfield, Georgia) is pending. Our Spanish union employees have contracts that are renewable every two to three years on a company-by-company basis. Each of our subsidiary companies operating CEMEX Venezuela's plants has its own union, and each company has separately negotiated three-year labor contracts with the union employees of the relevant plants. A single union represents the union employees of the Bucaramanga and Cucuta cement plants in Colombia. There are also collective agreements with non union workers at the Caracolito cement plant, Santa Rosa cement plant and all ready-mix plants in Colombia. Our relationships with both union representatives and non union workers are good. Our Panamanian union, which is the only autonomous union in the country that is not affiliated with any union confederation or official group, has one labor contract that is renewable every four years. Our Philippine union employees are represented by four unions and have collective bargaining agreements that have a term of five years, which are typically renegotiated in the third and fifth years of the term. Our Egyptian union employees are represented by one union. We consider labor relations with our employees to be satisfactory. In 2003, approximately 1,800 former union employees in Egypt filed individual lawsuits against Assiut, claiming unfair employment practices relating to the implementation of an employee early retirement program. A total of 850 of these lawsuits have already been dismissed by the court, and we do not consider the amount sought by the remaining plaintiffs to be material to our operations.

Share Ownership

         As of March 31, 2005, our senior management and directors and their immediate families owned, collectively, approximately 6.34% of our outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. No individual director or member of our senior management beneficially owned one percent or more of any class of our outstanding capital stock.

Item 7 -  Major Shareholders and Related Party Transactions

Major Shareholders

         Based upon information contained in a statement on Schedule 13G filed with the Securities and Exchange Commission on May 9, 2005, as of March 31, 2005, Southeastern Asset Management, Inc., an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 35,289,836 ADSs and 12,540,300 CPOs, representing 188,989,480 CPOs or approximately 10.2% of our outstanding capital stock. Southeastern Asset Management, Inc. does not have voting rights different from our other shareholders.

         Other than Southeastern Asset Management, Inc., the CPO trust and the shares and CPOs owned by our subsidiaries, we are not aware of any person that is the beneficial owner of five percent or more of any class of our voting securities.

         As of March 31, 2005, our outstanding capital stock consisted of 3,704,060,248 Series A shares and 1,852,030,124 Series B shares, in each case including shares held by our subsidiaries.

         As of March 31, 2005, a total of 3,580,343,222 Series A shares and 1,790,171,611 Series B shares were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders' meeting, the A shares held in the CPO trust are voted in accordance with the vote cast by holders of the majority of A shares held by Mexican nationals and B shares voted at that meeting of shareholders.

         As of March 31, 2005, through our subsidiaries, we owned approximately 153.8 million CPOs, representing approximately 8.3% of our outstanding CPOs and 8.6% of our outstanding voting stock. An additional 162 million CPOs, representing approximately 8.7% of our outstanding CPOs and 9% of our outstanding voting stock, were held subject to equity derivative and other transactions. These CPOs are voted at the direction of our management. From time to time, our subsidiaries are active participants in the trading market for our capital stock; as a result, the levels of our CPO and share ownership by those subsidiaries are likely to fluctuate. Our voting rights over those CPOs are the same as those of any other CPO holder.

         Our by-laws, or estatutos sociales, provide that our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person, or group acting in concert, becoming a holder of 2% or more of our voting shares.

         Mexican securities regulations provide that our majority-owned subsidiaries may neither directly or indirectly invest in our CPOs nor other securities representing our capital stock. The Mexican securities authority could require any disposition of the CPOs or of other securities representing our capital stock so owned and/or impose fines on us if it were to determine that the ownership of our CPOs or of other securities representing our capital stock by our subsidiaries, in most cases, negatively affects the interests of our shareholders. Notwithstanding the foregoing, the exercise of all rights pertaining to our CPOs or to other securities representing our capital stock in accordance with the instructions of our subsidiaries does not violate any provisions of our bylaws or the bylaws of our subsidiaries. The holders of these CPOs or of other securities representing our capital stock are entitled to exercise the same rights relating to their CPOs or their other securities representing our capital stock, including all voting rights, as any other holder of the same series.

         As of March 31, 2005, we had 359 ADS holders of record in the United States, holding approximately 53% of our outstanding CPOs.

         On April 28, 2005, our shareholders approved a new stock split, which we expect to occur in July 2005. In connection with the stock split, each of our existing Series A shares will be surrendered in exchange for two new Series A shares, and each of our existing Series B shares will be surrendered in exchange for two new Series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new Series A shares and one new Series B share. The number of our existing ADSs will not change as a result of the stock split; instead the ratio of CPOs to ADSs will be modified so that each existing ADS will represent ten new CPOs following the stock split and the CPO trust amendment.

Related Party Transactions

         Mr. Bernardo Quintana Isaac, a member of our board of directors, is chief executive officer and chairman of the board of directors of Grupo ICA, S.A. de C.V., or Grupo ICA, a large Mexican construction company. In the ordinary course of business, we extend financing to Grupo ICA for varying amounts at market rates, as we do for our other customers.

         In the past, we have extended loans of varying amounts and interest rates to our directors and executives. During 2004, the largest aggregate amount of loans we had outstanding to our directors and members of senior management was Ps1,654,384. As of March 31, 2005, the amount outstanding was Ps10,743,274, with an average interest rate of 1.9% per annum. The increase is a result of the appointment of an additional executive officer who had a pre-existing loan from us.

Item 8 -  Financial Information

Consolidated Financial Statements and Other Financial Information

         See Item 18 -- "Financial Statements" and "Index to Consolidated Financial Statements."

Legal Proceedings

         See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings."

Dividends

         A declaration of any dividend by us is made by our shareholders at a general ordinary meeting. Any dividend declaration is usually based upon the recommendation of our board of directors. However, the shareholders are not obligated to approve the board's recommendation. We may only pay dividends from retained earnings included in financial statements that have been approved by our shareholders and after all losses have been paid for, a legal reserve equal to 5% of our paid-in capital has been created and our shareholders have approved the relevant dividend payment. According to 1999 Mexican tax reforms, all shareholders, excluding Mexican corporations, that receive a dividend in cash or in any other form are subject to a withholding tax. See Item 10 -- "Additional Information -- Taxation -- Mexican Tax Considerations." Since we conduct our operations through our subsidiaries, we have no significant assets of our own except for our investments in those subsidiaries. Consequently, our ability to pay dividends to our shareholders is dependent upon our ability to receive funds from our subsidiaries in the form of dividends, management fees, or otherwise. Some of our credit agreements and debt instruments and some of those of our subsidiaries contain provisions restricting our ability, and that of our subsidiaries, as the case may be, to pay dividends if financial covenants are not maintained. As of December 31, 2004, we and our subsidiaries were in compliance with, or had obtained waivers in connection with, those covenants. See Item 3 -- "Key Information -- Risk Factors -- We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs" and "-- Our use of equity derivative financing may have adverse effects on the market for our securities and our subsidiaries' securities and may adversely affect our ability to achieve operating efficiencies as a combined group."

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

         The following table sets forth the amounts of annual cash dividends paid in Pesos, on a per share basis, and a convenience translation of those amounts into Dollars based on the CEMEX accounting rate as of December 31, 2004:

                                                   Dividends Per Share
                                              ----------------------------
                                              Constant Pesos       Dollars
                                              --------------       -------
2000..................................             0.66             0.06
2001..................................             0.77             0.07
2002..................................             0.82             0.07
2003..................................             0.85             0.08
2004..................................             0.82             0.07


         Dividends declared at each year's annual shareholders' meeting are in respect of dividends for the preceding year. In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in recent years, expressed in constant Pesos as of December 31, 2004, were as follows: 2000, Ps1.98 per CPO (or Ps0.66 per share); 2001, Ps2.31 per CPO (or Ps0.77 per share); 2002, Ps2.46 per CPO (or Ps0.82 per share); 2003, Ps2.55 per CPO (or Ps0.85 per share); and 2004, Ps2.46 per CPO (or Ps0.82 per share). As a result of dividend elections made by shareholders, in 2000, Ps331 million in cash was paid and 59 million additional CPOs were issued in respect of dividends declared for the 1999 fiscal year; in 2001, Ps99 million in cash was paid and 70 million additional CPOs were issued in respect of dividends declared for the 2000 fiscal year; in 2002, Ps273 million in cash was paid and 64 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; in 2003, Ps71 million in cash was paid and 99 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year; and in 2004, Ps167 million in cash was paid and 75 million additional CPOs were issued in respect of dividends declared for the 2003 fiscal year.

         At our 2004 annual shareholders' meeting, which was held on April 28, 2005, our shareholders approved a dividend of Ps2.60 per CPO (Ps0.87 per share) for the 2004 fiscal year. Shareholders will be entitled to receive the dividend in either stock or cash consistent with our past practices. In order to have sufficient shares to issue to those shareholders who choose to receive the dividend in stock, our shareholders approved an increase in the variable part of our capital stock through the capitalization of retained earnings in an amount up to Ps4,815,278,332, through the issuance of up to 240 million series A shares and 120 million series B shares, to be represented by new CPOs. Our shareholders delegated to our board of directors the determination of the final amount of the capital increase, which will be determined once the final number of CPOs required to be issued in connection with the dividend is established and will be based on the then current market price of our CPO on the Mexican Stock Exchange, minus the 20% discount at which those CPOs will be issued.

Significant Changes

         Except as described herein, no significant change has occurred since the date of our consolidated financial statements included in this annual report.

Item 9 -  Offer and Listing

Market Price Information

         Our CPOs are listed on the Mexican Stock Exchange and trade under the symbol "CEMEX.CPO." Our ADSs, each of which currently represents five CPOs, are listed on the NYSE and trade under the symbol "CX." Until their expiration on December 21, 2004, our appreciation warrants were listed on the Mexican Stock Exchange and our ADWs, each of which represented five appreciation warrants, were listed on the NYSE. Following our November 2001 exchange offer of new appreciation warrants and new ADWs for our old appreciation warrants and old ADWs, the trading of our old appreciation warrants and old ADWs substantially declined and formally ceased upon their expiration on December 13, 2002. The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for CPOs, old appreciation warrants and new appreciation warrants on the Mexican Stock Exchange and the high and low sales prices in Dollars for ADSs, old ADWs and new ADWs on the NYSE.

                                                                    Old                          New
                                                                appreciation                appreciation
     Calendar Period        CPOs(1)             ADSs(2)         warrants(3)   Old ADWs(4)    warrants(5)         New ADWs(6)
-----------------------  -------------      --------------      ------------  -----------   -------------      ---------------
Yearly                   High      Low      High       Low       High    Low   High   Low    High     Low      High        Low
------                   ----      ---      ----       ---       ----    ---   ----   ---    ----     ---      ----        ---
2000................... Ps53.80 Ps32.50 U.S.$28.75 U.S.$17.19  Ps8.50 Ps2.00 Ps4.75 Ps1.00       --      --        --        --
2001...................   51.65   34.50      28.30      17.63    4.85   2.00   2.85   1.00       --      --        --        --
2002...................   61.82   39.10      33.00      19.25    6.00   3.00   3.88   0.01  Ps 8.50 Ps 3.00 U.S.$4.60 U.S.$1.22
2003...................   59.50   35.65      26.64      16.31      --     --     --     --     7.00    2.50      3.20      0.95
2004...................   82.00   58.30      36.56      25.97                                 20.60    6.80      9.60      2.80
Quarterly
      2003
      First quarter       48.66   35.65      23.35      16.31      --     --     --     --     4.00    2.50      1.80      0.95
      Second quarter      48.58   37.62      23.10      17.44      --     --     --     --     3.80    2.50      1.65      1.00
      Third quarter       57.70   46.20      26.20      22.06      --     --     --     --     5.30    3.10      2.25      1.35
      Fourth quarter      59.50   51.49      26.64      23.20      --     --     --     --     7.00    4.90      3.20      2.05
      2004
      First quarter (7)   66.50   58.30      29.96      26.20                                  9.40    6.80      3.75      2.80

      Second quarter      70.50   60.39      31.35      25.97                                 11.00    7.20      4.30      3.00
      Third quarter       71.25   62.21      31.31      26.95                                 10.50    9.50      4.25      3.60
      Fourth quarter      82.00   62.39      36.56      27.14                                 20.60    9.00      9.60      3.61
      Monthly
      2004-2005
           October        67.60   62.39      29.96      27.14      --     --     --       --   9.50    9.00      3.70      3.61
           November       72.40   66.50      32.21      28.85      --     --     --       --  14.50    9.00      6.20      3.70
           December       82.00   72.20      36.56      32.23      --     --     --       --  20.60   15.00      9.60      6.29
           January        85.00   78.00      37.72      34.55      --     --     --       --     --      --        --        --
           February       90.80   83.80      40.97      37.50      --     --     --       --     --      --        --        --
           March          93.50   80.51      42.52      35.83      --     --     --       --     --      --        --        --
           April          84.40   75.50      38.30      34.13      --     --     --       --     --      --        --        --


___________
Source: Based on data of the Mexican Stock Exc hange and the NYSE.
(1) As of December 31, 2004, approximately 96. 6% of our outstanding share capital was represented by CPOs.
(2)    The ADSs began trading on the NYSE on September 15, 1999.
(3) The old appreciation w arrants began trading on the Mexican Stock Exchange on December 13, 1999 an d expired on December 13, 2002.
(4) The old ADWs began trading on the NYSE on December 13, 1999 and expired on December 13, 2002.
(5) The new appreciation warrants began trading on the Mexican Stock Exchange on December 24, 2001 and expired on Decem ber 21, 2004.
(6) The new ADWs were initially listed for tr ading on the NYSE on December 24, 2001, but were not actually traded un til January 4, 2002. The new ADWs expired on December 21, 2004.
(7) In January 2004, we purchased 90,018,042 new appreciation warrants (including new appreciation warrants repr esented by new ADWs) through a modified "Dutch Auction" cash tender offe r we launched in November 2003, which allowed holders to tender their new appreciation warrants and new ADWs at a price in Pesos not greater than Ps8.10 per new appreciation warrant (Ps40.50 per new ADW) nor less th an Ps5.10 per new appreciation warrant (Ps25.50 per new ADW), as specifi ed by them. Pursuant to the terms of the offer, which expired on Janu ary 26, 2004, we purchased such new appreciation warrants and new ADWs on a pro rata basis (except for odd lot tenders, which were purchased on a priority basis) at a final purchase price of Ps8.10 per new apprecia tion warrant (Ps40.50 per new ADW). All new appreciation warrants and new ADWs not accepted because of proration were promptly returned. Following the completion of the offer, approximately 11,668,132 new appreciation warrants (including new appreciation warrants represented by new ADWs) were held by persons other than CEMEX and its subsidiaries.


         On April 29, 2005, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps79.62 per CPO and the last reported closing price for ADSs on the NYSE was U.S.$36.00 per ADS.

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

         On September 15, 1999, we effected a further stock split. For every one of our shares of any series we issued two series A shares and one series B share. Concurrently with this stock split, we also consummated an exchange offer to exchange new CPOs and new ADSs representing the new CPOs for our then existing A shares, B shares and ADSs and converted our then existing CPOs into the new CPOs. As of December 31, 2004, approximately 96.6% of our outstanding share capital was represented by CPOs, a portion of which is represented by ADSs.

         As of December 31, 2004, our capital stock consisted of 6,091,092,807 issued shares. As of December 31, 2004, series A shares represented 66.6% of our capital stock, or 4,060,728,538 shares, of which 3,703,634244 shares were subscribed and paid, 249,133,670 shares were treasury shares and 107,960,624 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder, but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. As of December 31, 2004, series B shares represented 33.4% of our capital stock, or 2,030,364,269 shares, of which 1,851,817,122 shares were subscribed and paid, 124,566,835 shares were treasury shares and 53,980,312 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder, but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. Of the total of our A shares and B shares outstanding as of December 31, 2004, 3,267,000,000 shares corresponded to the fixed portion of our capital stock and 2,824,092,807 shares corresponded to the variable portion of our capital stock.

         At the 2004 annual shareholders' meeting held on April 28, 2005, in connection with their approval of a dividend for the 2004 fiscal year, our shareholders approved an increase in the variable part of our capital stock through the capitalization of retained earnings in an amount up to Ps4,815,278,332, through the issuance of up to 240 million series A shares and 120 million series B shares, to be represented by new CPOs. The final amount of the capital increase will be determined by our board of directors once the final number of CPOs required to be issued in connection with the dividend is established and will be based on the then current market price of our CPO on the Mexican Stock Exchange, minus the 20% discount at which those CPOs will be issued. See Item 8 -- "Financial Information -- Dividends" above. In addition, at the 2004 annual shareholders' meeting, our shareholders approved the cancellation of 249,133,670 series A treasury shares and 124,566,835 series B treasury shares.

         In addition, at a general extraordinary meeting of shareholders held on April 28, 2005, our shareholders approved a new stock split, which we expect to occur in July 2005. In connection with the stock split, each of our existing series A shares will be surrendered in exchange for two new series A shares, and each of our existing series B shares will be surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. The number of our existing ADSs will not change as a result of the stock split; instead the ratio of CPOs to ADSs will be modified so that each existing ADS will represent ten new CPOs following the stock split and the CPO trust amendment.

         As of June 1, 2001, the Mexican securities law (Ley de Mercado de Valores) was amended to increase the protection granted to minority shareholders of Mexican listed companies and to commence bringing corporate governance procedures of Mexican listed companies in line with international standards.

         On February 6, 2002, the Mexican securities authority (Comision Nacional Bancaria y de Valores) issued an official communication authorizing the amendment of our by-laws to incorporate additional provisions to comply with the new provisions of the Mexican securities law. Following approval from our shareholders at our 2002 annual shareholders' meeting, we amended and restated our by-laws to incorporate these additional provisions, which consist of, among other things, protective measures to prevent share acquisitions, hostile takeovers, and direct or indirect changes of control. As a result of the amendment and restatement of our by-laws, the expiration of our corporate term of existence was extended from 2019 to 2100.

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

         o The limitation on our variable capital was removed. Formerly, our variable capital was limited to ten times our minimum fixed capital, which is currently set at Ps38.3 million.

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

         Our by-laws provide that shareholders have preemptive rights in proportion to the number of shares of our capital stock they hold, before any increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be, except in the case of shares previously acquired by us or if the shareholders waive their preemptive rights, in the context of a public offer, as set forth in the Mexican securities law. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and our by-laws and applicable law provide that this period must be 15 days following the publication of the notice of the capital increase in the Periodico Oficial del Estado de Nuevo Leon. With the prior approval of the Mexican securities authority, an extraordinary shareholders' meeting may approve the issuance of our stock in connection with a public offering, without the application of the preemptive rights described above. At that meeting, holders of our stock must waive preemptive rights by the affirmative vote of 50% of the capital stock, and the resolution duly adopted in this manner will be effective for all shareholders. If holders of at least 25% of our capital stock vote against the resolution, the issuance without the application of preemptive rights may not be effected. The Mexican securities authority may only approve the issuance if we maintain policies that protect the rights of minority shareholders. Any shareholder voting against the relevant resolution will have the right to have its shares placed in the public offering together with our shares and at the same market price.

         Pursuant to our by-laws, significant acquisitions of shares of our capital stock and changes of control of CEMEX require prior approval from our board of directors. Our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person or group becoming a holder of 2% of more of our shares. If our board of directors denies that authorization, it must designate an alternative buyer for those shares, at a price equal to the price quoted on the Mexican Stock Exchange. Any acquisition of shares of our capital stock representing 20% or more of our capital stock by a person or group of persons requires prior approval from our board of directors and, in the event approval is granted, the acquiror has an obligation to make a public offer to purchase all of the outstanding shares of that class of capital stock being purchased. In the event the requirements described above for significant acquisitions of shares of our capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders' meetings and we will not record such persons as holders of such shares in our shareholder ledger.

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

Repurchase Obligation

         In accordance with Mexican securities regulations, our majority shareholders are obligated to make a public offer for the purchase of stock to the minority shareholders if the listing of our stock with the Mexican Stock Exchange is canceled, either by resolution of our shareholders or by an order of the Mexican securities authority. The price at which the stock must be purchased by the majority shareholders is the higher of:

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

         Following the expiration of this offer, if the majority shareholders do not acquire 100% of the paid-in share capital, such shareholders must place in a trust set up for that purpose for a six-month period an amount equal to that required to repurchase the remaining shares held by investors who did not participate in the offer. The majority shareholders are not obligated to make the offer to purchase if shareholders representing 95% of our share capital waive that right, and the amount offered for the shares is less than 300,000 UDIs (Unidades de Inversion), which are investment units in Mexico that reflect inflation variations. If these conditions are met, we must create a trust as described above and provide electronic notice to the Mexican Stock Exchange. For purposes of these provisions, majority shareholders are shareholders that own a majority of our shares, have voting power sufficient to control decisions at general shareholders' meetings, or that may elect a majority of our board of directors.

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

         Notice of shareholders' meetings must be published in the official gazette for the State of Nuevo Leon, Mexico or any major newspaper published and distributed in the City of Monterrey, Nuevo Leon, Mexico. The notice must be published at least 15 days prior to the date of any shareholders' meeting. Consistent with Mexican law, our by-laws further require that all information and documents relating to the shareholders' meeting be available to shareholders from the date the notice of the meeting is published.

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

         The quorum for a first ordinary meeting of shareholders is 50% of our outstanding and fully paid shares, and for the second ordinary meeting of shareholders is any number of our outstanding and fully paid shares. The quorum for the first extraordinary shareholders' meeting is 75% of our outstanding and fully paid shares, and for the second extraordinary shareholders' meeting the quorum is 50% of our outstanding and fully paid shares.

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

         Under Mexican law, an action for civil liabilities against directors may be initiated by a shareholders' resolution. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, shareholders representing not less than 15% of the outstanding shares may directly exercise that action against the directors; provided that:

         o those shareholders shall not have voted against exercising such action at the relevant shareholders' meeting; and

         o the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs.

         Any recovery of damage with respect to these actions will be for our benefit and not that of the shareholders bringing the action.

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

Directors' and Shareholders' Conflict of Interest

         Under Mexican law, any shareholder that has a conflict of interest with us with respect to any transaction is obligated to disclose such conflict and is prohibited from voting on that transaction. A shareholder who violates this prohibition may be liable for damages if the relevant transaction would not have been approved without that shareholder's vote.

         Under Mexican law, any director who has a conflict of interest with us in any transaction must disclose that fact to the other directors and is prohibited from voting on that transaction. Any director who violates this prohibition will be liable for damages. Additionally, our directors and statutory auditors may not represent shareholders in the shareholders' meetings.

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

Material Contracts

         On March 15, 2001, CEMEX, Inc., as issuer, CEMEX Espana S.A. (formerly Compania Valenciana de Cementos Portland, S.A.), as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and several institutional purchasers, entered into a Note and Guarantee Agreement in connection with the private placement and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A 7.66% Guaranteed Senior Notes due 2006, (euro)50,000,000 aggregate principal amount of Series B 6.89% Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C 7.91% Guaranteed Senior Notes due 2008. The proceeds of the private placement were used to repay debt.

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

         On August 8, 2003, we entered into a First Amended and Restated Reimbursement and Credit Agreement and a related Depositary Agreement with several lenders to increase the amount available under our U.S. commercial paper program from U.S.$275 to U.S.$400 million. CEMEX Mexico and Empresas Tolteca de Mexico, two of our Mexican subsidiaries, are guarantors of our obligations under the First Amended and Restated Reimbursement and Credit Agreement. This program was cancelled on July 8, 2004.

         On October 15, 2003, New Sunward Holding B.V. entered into a U.S.$1.15 billion multi-tranche Term Loan Agreement. The indebtedness incurred under the agreement was guaranteed by CEMEX, CEMEX Mexico and Empresas Tolteca de Mexico and was composed of three different tranches. The first tranche is a two-year Euro denominated loan in the amount of (euro)256,365,000. The second tranche is a three-year Dollar denominated loan in the amount of U.S.$550,000,000. The third tranche is a three-year Yen denominated loan in the amount of (Y)32,688,000,000. The terms of the second and third tranches can be extended for an additional period of six months, subject to certain conditions. The proceeds were used to repurchase U.S.$650 million of preferred equity and to refinance other outstanding debt. On July 7, 2004 the three-year Dollar denominated loan in the amount of U.S.$550,000,000 was completely prepaid. On July 12, 2004, the three-year Yen denominated loan in the amount of (Y)32,688,000,000 was reduced to (Y)16,288,000,000.

         On March 30, 2004, CEMEX Espana, with Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, entered into a Term and Revolving Facilities Agreement with Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, relating to three credit facilities with an aggregate amount of
(euro)250,000,000 and (Y)19,308,000,000. The first facility is a five-year multi-currency term loan facility with a variable interest rate; the second facility is a 364-day multi-currency revolving credit facility; and the third facility is a five-year Yen denominated term loan facility with a fixed interest rate. The proceeds of these facilities were used to prepay CEMEX Espana's outstanding revolving credit facility and for general corporate purposes. On February 17, 2005, CEMEX, as borrower, requested a 364-day extension of the 364-day multi-currency revolving credit facility (up to an aggregate amount of (euro)100,000,000). As of March 18, 2005, the term of the facility was extended.

         On April 15, 2004, CEMEX Espana Finance LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers, entered into a Note Purchase Agreement in connection with a private placement by CEMEX Espana Finance, LLC. CEMEX Espana Finance, LLC issued to the institutional purchasers
(Y)4,980,600,000 aggregate principal amount of 1.79% Senior Notes due 2010,
(Y)6,087,400,000 aggregate principal amount of 1.99% Senior Notes due 2011. The proceeds of the private placement were used to repay existing facilities and for general corporate purposes.

         On June 23, 2004, we entered into a three-year U.S.$800 million revolving credit facility guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The facility consists of credit lines with two different sublimits. The facility provides for swing line loan availability of U.S.$100 million and has a sublimit for standby letters of credit of U.S.$200 million. The proceeds were applied to refinance outstanding debt.

         On September 24, 2004, New Sunward Holding B.V., entered into a series of agreement facilities. The facility is a U.S.$1.25 billion multi-currency term loan guaranteed by CEMEX, CEMEX Mexico and Empresas Tolteca de Mexico and consists of two tranches. The first tranche is a multi-currency one-year U.S.$500 million term loan denominated in Dollars, Euros or Pounds (or a combination thereof) with an optional six-month extension. The second tranche is a multi-currency three-year U.S.$750 million term loan denominated in Dollars, Euros, or Pounds (or a combination thereof). The proceeds of the facility were used in connection with the RMC acquisition. This facility was fully repaid on April 13, 2005.

         On September 24, 2004, CEMEX Espana entered into a series of agreement facilities. The facility is a U.S.$3.8 billion multi-currency term loan. The indebtedness is guaranteed by Cemex Caracas Investments, B.V., Cemex Caracas II Investments, B.V. Cemex Egyptian Investments, B.V., Cemex Manila Investments, B.V. and Cemex American Holdings, B.V. and consists of three tranches. The first tranche is a multi-currency one-year U.S.$1.5 billion back-up term loan denominated in Dollars, Euros or Pounds (or a combination thereof) with an optional twelve month extension. The second tranche is a multi-currency three-year U.S.$1.15 billion term loan denominated in Dollars, Euros or Pounds (or a combination thereof). The third tranche is a multi-currency five-year U.S.$1.15 billion term loan denominated in Dollars, Euros or Pounds (or a combination thereof). Proceeds from the first tranche of the CEMEX Espana facility will be used, as required, to refinance RMC debt. All other proceeds were used to finance the acquisition of RMC.

         On September 27, 2004, CEMEX UK Limited and RMC entered into an Implementation Agreement, pursuant to which the parties agreed to implement a scheme of arrangement under U.K. law for the acquisition of RMC by CEMEX UK Limited. The agreement contained assurances and confirmations between the parties regarding the implementation of the scheme of arrangement on a timely basis and the conduct of RMC's business in the ordinary course. On the same date, CEMEX UK Limited acquired 50 million shares of RMC for approximately (pound)432 million (U.S.$786 million, based on a Pound/Dollar exchange rate of (pound)0.5496 to U.S.$1.00 on September 27, 2004), which represented approximately 18.8% of RMC's outstanding shares. On March 1, 2005, following board and shareholder approval and clearance from the applicable regulators, the scheme of arrangement became effective and CEMEX UK Limited purchased the remaining 81.2% of RMC's outstanding shares completing our acquisition of RMC.

         On February 4, 2005, CEMEX, Inc. and Votorantim Participacoes S.A., or Votorantim, entered into an Asset Purchase Agreement (which was amended by Amendment No. 1 thereto entered into by the parties on March 31, 2005), pursuant to which CEMEX, Inc. sold its Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim for an aggregate purchase price of approximately U.S.$389 million. The distribution terminals sold to Votorantim are located in Green Bay, Manitowoc and Milwaukee, Wisconsin; Chicago, Illinois; Ferrysburg, Michigan; Cleveland and Toledo, Ohio; and Owen Sound, Ontario, Canada.

         On March 16, 2005, CEMEX Espana and RMC entered into an Amended and Restated (pound)1,000,000,000 Term and Revolving Credit Agreement, which was originally entered into by RMC on October 18, 2002, relating to a multi-currency five-year (pound)600,000,000 revolving credit facility and a multi-currency five-year (pound)400,000,000 term loan facility. The amendments to the original agreement include a waiver of the provision requiring mandatory prepayment in the event of a change of control, the inclusion of CEMEX Espana, Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V., Cemex Egyptian Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V, as guarantors, amendments to the financial covenants applicable to CEMEX Espana on a consolidated basis and the extension of the termination date of the revolving credit facility to six years from the date of the amended and restated agreement. Simultaneous with the execution of the amended and restated agreement, the total amount of the facilities was reduced to (pound)604,354,196; the revolving credit facility was reduced to (pound)425,558,038 and the term loan facility was reduced to (pound)178,796,154.

         On April 5, 2005, we entered into a U.S.$1,000,000,000 180-day term credit agreement guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The multi-currency credit facility was entered into to fund the repayment of amounts outstanding under the credit agreement of New Sunward Holding B.V., dated September 24, 2004.

Exchange Controls

         See Item 3 -- "Key Information -- Mexican Peso Exchange Rates."

Taxation

Mexican Tax Considerations

General

         The following is a summary of certain Mexican federal income tax considerations relating to the ownership and disposition of our CPOs or ADSs.

         This summary is based on Mexican income tax law that is in effect on the date of this annual report, which is subject to change. This summary is limited to non-residents of Mexico, as defined below, who own our CPOs or ADSs. This summary does not address all aspects of Mexican income tax law. Holders are urged to consult their tax counsel as to the tax consequences that the purchase, ownership and disposition of our CPOs or ADSs, may have.

         For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico. If the individual also has a home in another country, he or she will be considered a resident of Mexico if his or her center of vital interests is in Mexico. Under Mexican law, an individual's center of vital interests is in Mexico if, among other things:

         o more than the 50% of the individual's total income in the relevant year comes from Mexican sources; or

         o the individual's main center of professional activities is in Mexico.

         A legal entity is a resident of Mexico if it is organized under the laws of Mexico or if it maintains the principal administration of its business or the effective location of its management in Mexico.

         A Mexican citizen is presumed to be a resident of Mexico for tax purposes unless such person or entity can demonstrate otherwise. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with relevant tax provisions.

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

         Gains on the sale or disposition of CPOs by a holder who is a non-resident of Mexico will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other recognized securities market, as determined by Mexican tax authorities. Gains realized on sales or other dispositions of CPOs by non-residents of Mexico made in other circumstances would be subject to Mexican income tax.

         Under the terms of the Convention Between the United States and Mexico for Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Income Taxes, and a Protocol thereto, the Tax Treaty, gains obtained by a U.S. Shareholder eligible for benefits under the Tax Treaty on the disposition of CPOs will not generally be subject to Mexican tax, provided that such gains are not attributable to a permanent establishment of such U.S. Shareholder in Mexico and that the eligible U.S. Shareholder did not own, directly or indirectly, 25% or more of our outstanding stock during the 12-month period preceding the disposition. In the case of non-residents of Mexico eligible for the benefits of a tax treaty, gains derived from the disposition of ADSs or CPOs may also be exempt, in whole or in part, from Mexican taxation under a treaty to which Mexico is a party.

         Deposits and withdrawals of ADSs will not give rise to any Mexican tax or transfer duties.

Estate and Gift Taxes

         There are no Mexican inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or CPOs by holders that are non-residents of Mexico, although gratuitous transfers of CPOs may, in some circumstances, cause a Mexican federal tax to be imposed upon a recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or CPOs.

U.S. Federal Income Tax Considerations

General

         The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our CPOs and ADSs.

         This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Shareholders (as defined below) who hold our ADSs or CPOs, as the case may be, as capital assets. This summary does not discuss all aspects of U.S. federal income taxation which may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, or holders whose functional currency is not the Dollar or U.S. Shareholders who hold a CPO or an ADS as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset). In addition, this summary does not address any aspect of state, local or foreign taxation.

         For purposes of this summary, a "U.S. Shareholder" means a beneficial owner of CPOs or ADSs, who is for U.S. Federal income tax purposes:

         o an individual who is a citizen or resident of the United States for U.S. Federal income tax purposes;

         o a corporation or other entity taxable as a corporation or a partnership that is created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

         o an estate the income of which is includible in gross income for U.S. Federal income tax purposes regardless of its source; or

         o a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.

         If a partnership (including any entity treated as a partnership for U.S. Federal income tax purposes) is the beneficial owner of CPOs or ADSs, the U.S. Federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership that is the beneficial owner of CPOs or ADSs is urged to consult its own tax advisor regarding the associated tax consequences.

         U.S. Shareholders should consult their own tax advisors as to the particular tax consequences to them under United States federal, state and local, and foreign laws relating to the ownership and disposition of our CPOs and ADSs.

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

         Dividend income is generally taxed as ordinary income. However, a maximum United States Federal income tax rate of 15 percent will apply to "qualified dividend income" received by U.S. Shareholders that are individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program.

         We believe that we are a "qualified foreign corporation" because (i) the ADSs trade on the American Stock Exchange and (ii) we are eligible for the benefits of the comprehensive income tax treaty between Mexico and the United States which includes an exchange of information program. Accordingly, we believe that any dividends we pay should constitute "qualified dividend income" for United States Federal income tax purposes. There can be no assurance, however, that we will continue to be considered a "qualified foreign corporation" and that our dividends will continue to be "qualified dividend income."

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

Taxation of capital gains on disposition of CPOs or ADSs

         The sale or exchange of CPOs or ADSs will result in the recognition of gain or loss by a U.S. Shareholder for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis therein. That gain or loss recognized by a U.S. Shareholder will be long-term capital gain or loss if the U.S. Shareholder's holding period for the CPOs or ADSs exceeds one year at the time of disposition. Long term capital gain realized by a U.S. Shareholder that is an individual (as well as certain trusts and estates) upon the sale or exchange of CPOs or ADSs before the end of a taxable year which begins before January 1, 2009, generally will be subject to a maximum United States Federal income tax rate of 15 percent. Gains on the sale or exchange of CPOs or ADSs held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. Shareholder's marginal income tax rate. The deduction of capital losses is subject to limitations. Gain from the sale or exchange of the CPOs or ADSs usually will be treated as U.S. source for foreign tax credit purposes; losses will generally be allocated against U.S. source income. Deposits and withdrawals of CPOs by U.S. Shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. Federal income tax purposes.

United States Backup Withholding and Information Reporting

         A U.S. Shareholder may, under certain circumstances, be subject to information reporting with respect to some payments to that U.S. Shareholder such as dividends or the proceeds of a sale or other disposition of the CPOs or ADSs. Backup withholding at a 28 percent rate also may apply to amounts paid to such holder unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or
(ii) provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be creditable against the U.S. Shareholder's Federal income tax liability, and the U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

                                    PART II

Item 13 -  Defaults, Dividend Arrearages and Delinquencies

         None.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15 -  Controls and Procedures

CEMEX, S.A. de C.V.

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of CEMEX, S.A. de C.V. ("CEMEX") have evaluated the effectiveness of CEMEX's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2004. Based on such evaluation, such officers have concluded that CEMEX's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to CEMEX (including its consolidated subsidiaries) required to be included in CEMEX's reports filed or submitted under the Exchange Act.

         Internal Control Over Financial Reporting. There were no changes in CEMEX's internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during fiscal 2004 that have materially affected, or are reasonably likely to materially affect, CEMEX's internal control over financial reporting.

CEMEX Mexico, S.A. de C.V.

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico") have evaluated the effectiveness of CEMEX Mexico's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2004. Based on such evaluation, such officers have concluded that CEMEX Mexico's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to CEMEX Mexico (including its consolidated subsidiaries) required to be included in CEMEX Mexico's reports filed or submitted under the Exchange Act.

         Internal Control Over Financial Reporting. There were no changes in CEMEX Mexico's internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during fiscal 2004 that have materially affected, or are reasonably likely to materially affect, CEMEX Mexico's internal control over financial reporting.

Empresas Tolteca de Mexico, S.A. de C.V.

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of Empresas Tolteca de Mexico, S.A. de C.V. ("Empresas Tolteca") have evaluated the effectiveness of Empresas Tolteca's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2004. Based on such evaluation, such officers have concluded that Empresas Tolteca's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to Empresas Tolteca (including its consolidated subsidiaries) required to be included in Empresas Tolteca's reports filed or submitted under the Exchange Act.

         Internal Control Over Financial Reporting. There were no changes in Empresas Tolteca's internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during fiscal 2004 that have materially affected, or are reasonably likely to materially affect, Empresas Tolteca's internal control over financial reporting.

Item 16A -  Audit Committee Financial Expert

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

Item 16C -  Principal Accountant Fees and Services

         Audit Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps46.3 million in fiscal year 2004 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2003, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps48.4 million for these services.

         Audit-Related Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps4.6 million in fiscal year 2004 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2003, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps6.2 million for audit-related services. These fees relate mainly to technical accounting support and guidance provided by KPMG in connection with the implementation of newly issued accounting standards.

         Tax Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps33.5 million in fiscal year 2004 for tax compliance, tax advice and tax planning. KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps31.7 million for tax-related services in fiscal year 2003.

         All Other Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps13.6 million in fiscal year 2004 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2003, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us Ps7.1 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

         During 2004, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

 Item 16E -  Purchases of Equity Securities by the Issuer and Affiliated
Purchasers

         The following table sets forth, for the periods indicated, information regarding purchases of any of our equity securities registered pursuant to Section 12 of the Exchange Act made by us or on our behalf or by or on behalf of any affiliated purchaser (as that term is defined in Rule 10b-18(a)(3) under the Exchange Act):


                                                                                                        Maximum Number
                                                                                Total Number of        (or Approximate
                                                                                   Securities          Dollar Value) of
                                                                               Purchased as Part     Securities that May
                                         Total Number            Average          of Publicly          Yet be Purchased
                                         of Securities         Price Paid       Announced Plans       Under the Plans or
Period                                     Purchased          per Security        or Programs              Programs
--------------------------------      ------------------   -----------------  -------------------   -----------------------
                                                                 Appreciation Warrants
January 2004(1).................           90,018,042            Ps8.10            90,018,042                 0
February 2004...................               0                                       0                      0
March 2004......................               0                                       0                      0
April 2004......................               0                                       0                      0
May 2004........................               0                                       0                      0
June 2004.......................               0                                       0                      0
July 2004.......................               0                                       0                      0
August 2004.....................               0                                       0                      0
September 2004..................               0                                       0                      0
October 2004....................               0                                       0                      0
November 2004(2)................            438,800              Ps10.85               0                      0
December 2004(3)................            260,000              Ps17.61               0                      0
                                      ------------------   -----------------  -------------------   -----------------------
    Total.......................           90,716,842            Ps8.14            90,018,042                 0


_______________

(1) In January 2004, we purchased 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs) through a modified "Dutch Auction" cash tender offer we launched in November 2003, which allowed holders to tender their appreciation warrants and ADWs at a price in Pesos not greater than Ps8.10 per appreciation warrant (Ps40.50 per ADW) nor less than Ps5.10 per appreciation warrant (Ps25.50 per ADW), as specified by them. Pursuant to the terms of the offer, which expired on January 26, 2004, we purchased such appreciation warrants and ADWs on a pro rata basis (except for odd lot tenders, which were purchased on a priority basis) at a final purchase price of Ps8.10 per appreciation warrant (Ps40.50 per ADW). All appreciation warrants and ADWs not accepted because of proration were promptly returned. Following the completion of the offer, approximately 11,668,132 new appreciation warrants (including appreciation warrants represented by ADWs) were held by persons other than CEMEX and its subsidiaries.

(2) In November 2004, we purchased 438,800 appreciation warrants, including 43,500 appreciation warrants represented by ADWs. The average price paid listed above includes the price of the appreciation warrants represented by ADWs, which were purchased for approximately U.S.$1.00 (Ps 11.09) per appreciation warrant.

(3) In December 2004, we purchased, at maturity pursuant to their terms, 260,000 appreciation warrants, including 64,000 appreciation warrants represented by ADWs. The average price paid listed above includes the price of the appreciation warrants represented by ADWs, which were purchased for approximately U.S.$1.60 (Ps 17.89) per appreciation warrant.

                                   PART III

Item 17 -  Financial Statements

           Not applicable.

Item 18 -  Financial Statements

           See pages F-1 through F-80, incorporated herein by reference.

Item 19 -  Exhibits

1.1      Amended and Restated By-laws of CEMEX, S.A. de C.V. (a)
2.1 Form of Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A.
         regarding the CPOs. (b)
2.2 Amendment Agreement, dated as of November 21, 2002, amending the Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs.
         (b)
2.3      Form of CPO Certificate. (b)
2.4      Form of Second Amended and Restated Deposit Agreement (A and B share
         CPOs), dated as of August 10, 1999, among CEMEX,
         S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares. (b)
2.5 Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares. (b)
2.6 Form of Certificate for shares of Series A Common Stock of CEMEX, S.A. de C.V. (b)
2.7 Form of Certificate for shares of Series B Common Stock of CEMEX, S.A. de C.V. (b)
2.8      Form of appreciation warrant deed. (b)
2.9      Form of CPO Purchasing and Disbursing Agreement. (c)
2.10     Form of appreciation warrant certificate. (c)
2.11 Form of Warrant Deposit Agreement among CEMEX, S.A. de C.V., Depositary and holders and beneficial owners of American
         Depositary Warrants. (c)
2.12     Form of American Depositary Warrant Receipt (included in Exhibit 2.10).
         (c)
4.1 Note and Guarantee Agreement dated as of March 15, 2001, by and among CEMEX, Inc., as issuer, Compania Valenciana de Cementos Portland,
         S.A., as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and the several purchasers named therein, in connection with the offering and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A Guaranteed Senior Notes due 2006,
         (euro)50,000,000 aggregate principal amount of Series B Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C Guaranteed Senior Notes due 2008. (d)
4.2 Note Purchase Agreement dated June 23, 2003, by and among CEMEX Espana Finance, LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers named therein, in connection with the issuance by CEMEX Espana Finance, LLC of U.S.$103 million aggregate principal amount of Senior Notes due 2010, U.S.$96 million aggregate principal amount of Senior Notes due 2013, U.S.$201 million aggregate principal amount of Senior Notes due 2015. (g)
4.3 First Amended and Restated Reimbursement and Credit Agreement dated as of August 8, 2003, by and among, CEMEX, S.A. de C.V., as Issuer, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors, Barclays Bank PLC, New York Branch, as Issuing Bank, Documentation Agent and Administrative Agent, the several lenders party thereto and Barclays Capital, The Investment Banking Division of Barclays Bank PLC, as Joint Arranger and Banc of America Securities LLC, as Joint Arranger and Syndication Agent., for an aggregate principal amount of U.S.$400,000,000. (g)
4.4 $1,150,000,000 Term Loan Agreement, dated October 15, 2003, by and among New Sunward Holding B.V. as borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. as guarantors, and the several lenders named therein. (g)
4.5      Early Termination Amendment to ABN AMRO Special Corporate Services
         B.V. Forward Contract, dated as of October 15, 2003. (g)

4.6 Early Termination Amendment to Citibank, N.A. Forward Contract, dated as of October 15, 2003. (g)
4.7 Early Termination Amendment to Credit Suisse First Boston International Forward Contract, dated as of October 15, 2003. (g)
4.8 Early Termination Amendment to Deutsche Bank AG, London Branch, Forward Contract, dated as of October 15, 2003. (g)
4.9 Early Termination Amendment to ING Bank, N.V. Forward Contract, dated as of October 15, 2003. (g)
4.10 Early Termination Amendment to JPMorgan Chase Bank Forward Contract, dated as of October 15, 2003. (g)
4.11 Early Termination Amendment to Societe Generale Forward Contract, dated as of October 15, 2003. (g)
4.12 Term and Revolving Facilities Agreement, dated as of March 30, 2004, by and among CEMEX Espana, as borrower, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of (euro)250,000,000 and (Y)19,308,000,000. (g)
4.13     (euro)250,000,000, (Y)19,308,000,000 Term and Revolving Facilities
         Agreement, dated March 30, 2004, for CEMEX ESPANA, S.A., as Borrower, CEMEX Caracas Investments B.V., CEMEX Caracas II Investments B.V., CEMEX Egyptian Investments B.V., CEMEX Manila Investments B.V. and Sandworth Plaza Holding B.V., as Guarantors, arranged by Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, S.A., with Banco Bilbao Vizcaya Argentaria, S.A. acting as Agent. (g)
4.14 CEMEX Espana Finance LLC Note Purchase Agreement, dated as of April 15, 2004 for (Y)4,980,600,000 1.79% Senior Notes, Series 2004, Tranche
         1, due 2010 and (Y)6,087,400,000 1.99% Senior Notes, Series 2004,
         Tranche 2, due 2011. (h)
4.15 U.S.$800,000,000 Credit Agreement, dated as of June 23, 2004, among CEMEX, S.A. de C.V., as Borrower and CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors and Barclays Bank PLC as Issuing Bank and Documentation Agent and ING Bank N.V. as Issuing Bank and Barclays Capital, the Investment Banking division of Barclays Bank Plc as Joint Bookrunner and ING Capital LLC as Joint Bookrunner and Administrative Agent. (h)
4.16 U.S.$1,250,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for New Sunward Holding B.V., as Borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca De Mexico, S.A. de C.V., as Guarantors, arranged by Citigroup Global Markets Limited and Goldman Sachs International, with Citibank International PLC acting as Agent. (h)
4.17 U.S.$3,800,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for CEMEX Espana, S.A., as Borrower, CEMEX Espana, S.A., CEMEX Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Egyptian Investments B.V., CEMEX Manila Investments B.V., CEMEX American Holdings B.V., as Guarantors, arranged by Citigroup Global Markets Limited and Goldman Sachs International with Citibank International PLC acting as Agent. (h)
4.18 Implementation Agreement, dated September 27, 2004, by and between CEMEX UK Limited and RMC Group p.l.c. (h)
4.19     Scheme of Arrangement, dated October 25, 2004, pursuant to which
         CEMEX UK Limited acquired the outstanding shares of RMC Group p.l.c. (h)
4.20 Asset Purchase Agreement by and between CEMEX, Inc. and Votorantim Participacoes S.A., dated as of February 4, 2005. (h)
4.20.1 Amendment No. 1 to Asset Purchase Agreement, dated as of March 31, 2005, by and between CEMEX, Inc. and Votorantim Participacoes S.A. (h)
4.21 (pound)1,000,000,000 Amended and Restated Term and Revolving Credit Agreement, dated March 16, 2005, by and among RMC Group Limited, CEMEX Espana, S.A., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemez Egyptian Investments B.V., Cemex Manila Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V., as Original Guarantors, RMC Group Limited, as Original Borrower, Banc of America Securities Limited, BNPParibas, HSBC Investment Bank plc, the Royal Bank of Scotland plc, West LB AG, London Branch, as Mandated Lead Arrangers and the Royal Bank of Scotland plc, as Agent.
         (h)
4.22 U.S.$1,000,000,000 Term Credit Agreement, dated as of April 5, 2005, among CEMEX, S.A. de C.V., as Borrower, CEMEX Mexico, S.A. de C.V., as Guarantor, Empresas Tolteca de Mexico, S.A. de C.V., as Guarantor, Barclays Bank PLC, as Administrative Agent, Barclays Capital, the Investment Banking Division of Barclays Bank PLC, as Joint Lead Arranger and Joint Bookrunner, Citigroup Global Markets Inc., as

         Documentation Agent, Joint Lead Arranger and Joint Bookrunner, Barclays Bank PLC, Citibank, N.A., and Citibank, N.A., Nassau, Bahamas Branch as Lenders. (h)
8.1      List of subsidiaries of CEMEX, S.A. de C.V. (h)
12.1 Certification of the Principal Executive Officer of CEMEX, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.2 Certification of the Principal Financial Officer of CEMEX, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.3 Certification of the Principal Executive Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.4 Certification of the Principal Financial Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.5 Certification of the Principal Executive Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.6 Certification of the Principal Financial Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
13.1 Certification of the Principal Executive and Financial Officers of CEMEX, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)
13.2 Certification of Principal Executive and Financial Officers of CEMEX Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)
13.3 Certification of Principal Executive and Financial Officers of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)
14.1 Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A. de C.V., which appears in this Annual Report on Form 20-F. (h)

_______________
(a) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 of CEMEX, S.A. de C.V. (Registration No. 333-11382), filed with the Securities and Exchange Commission on August 27, 2003.
(b) Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A. de C.V. (Registration No. 333-10682), filed with the Securities and Exchange Commission on August 10, 1999.
(c) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 of CEMEX, S.A. de C.V. (Registration No. 333-13956), filed with the Securities and Exchange Commission on November 19, 2001.
(d) Incorporated by reference to Amendment No. 1 to the annual report on Form 20-F/A of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on November 19, 2001.
(e) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2002.
(f) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2003.
(g) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on May 11, 2004.
(h)  Filed herewith.

                                  SIGNATURES


         CEMEX, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                     CEMEX, S.A. de C.V.


                                      By:  /s/  Lorenzo H. Zambrano
                                          ----------------------------------
                                          Name:   Lorenzo H. Zambrano
                                          Title:  Chief Executive Officer



Date:  May 27, 2005

                                  SIGNATURES


         CEMEX Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                      CEMEX Mexico, S.A. de C.V.



                                      By:  /s/  Lorenzo H. Zambrano
                                          ----------------------------------
                                          Name:   Lorenzo H. Zambrano
                                          Title:  Chief Executive Officer



Date:  May 27, 2005

                                  SIGNATURES


         Empresas Tolteca de Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                      Empresas Tolteca de Mexico, S.A. de C.V.


                                      By:  /s/  Lorenzo H. Zambrano
                                          ----------------------------------
                                          Name:   Lorenzo H. Zambrano
                                          Title:  Chief Executive Officer


Date:  May 27, 2005

                                 EXHIBIT INDEX

Exhibit
  No.                          Description
-------                        -----------

1.1      Amended and Restated By-laws of CEMEX, S.A. de C.V. (a)
2.1 Form of Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A.
         regarding the CPOs. (b)
2.2 Amendment Agreement, dated as of November 21, 2002, amending the Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs.(b)
2.3      Form of CPO Certificate. (b)
2.4      Form of Second Amended and Restated Deposit Agreement (A and B share
         CPOs), dated as of August 10, 1999, among CEMEX,
         S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares. (b)
2.5 Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares. (b)
2.6 Form of Certificate for shares of Series A Common Stock of CEMEX, S.A. de C.V. (b)
2.7 Form of Certificate for shares of Series B Common Stock of CEMEX, S.A. de C.V. (b)
2.8      Form of appreciation warrant deed. (b)
2.9      Form of CPO Purchasing and Disbursing Agreement. (c)
2.10     Form of appreciation warrant certificate. (c)
2.11 Form of Warrant Deposit Agreement among CEMEX, S.A. de C.V., Depositary and holders and beneficial owners of American
         Depositary Warrants. (c)
2.12     Form of American Depositary Warrant Receipt (included in Exhibit 2.10).
         (c)
4.1 Note and Guarantee Agreement dated as of March 15, 2001, by and among CEMEX, Inc., as issuer, Compania Valenciana de Cementos Portland,
         S.A., as parent guarantor and Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caribe Investments B.V., Cemex Manila Investments B.V., Valcem International B.V., as subsidiary guarantors, and the several purchasers named therein, in connection with the offering and issuance by CEMEX, Inc. of U.S.$315,000,000 aggregate principal amount of Series A Guaranteed Senior Notes due 2006,
         (euro)50,000,000 aggregate principal amount of Series B Guaranteed Senior Notes due 2006 and U.S.$396,000,000 aggregate principal amount of Series C Guaranteed Senior Notes due 2008. (d)
4.2 Note Purchase Agreement dated June 23, 2003, by and among CEMEX Espana Finance, LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers named therein, in connection with the issuance by CEMEX Espana Finance, LLC of U.S.$103 million aggregate principal amount of Senior Notes due 2010, U.S.$96 million aggregate principal amount of Senior Notes due 2013, U.S.$201 million aggregate principal amount of Senior Notes due 2015. (g)
4.3 First Amended and Restated Reimbursement and Credit Agreement dated as of August 8, 2003, by and among, CEMEX, S.A. de C.V., as Issuer, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors, Barclays Bank PLC, New York Branch, as Issuing Bank, Documentation Agent and Administrative Agent, the several lenders party thereto and Barclays Capital, The Investment Banking Division of Barclays Bank PLC, as Joint Arranger and Banc of America Securities LLC, as Joint Arranger and Syndication Agent., for an aggregate principal amount of U.S.$400,000,000. (g)
4.4 $1,150,000,000 Term Loan Agreement, dated October 15, 2003, by and among New Sunward Holding B.V. as borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. as guarantors, and the several lenders named therein. (g)
4.5      Early Termination Amendment to ABN AMRO Special Corporate Services
         B.V. Forward Contract, dated as of October 15, 2003. (g)
4.6 Early Termination Amendment to Citibank, N.A. Forward Contract, dated as of October 15, 2003. (g)

Exhibit
  No.                          Description
-------                        -----------
4.7 Early Termination Amendment to Credit Suisse First Boston International Forward Contract, dated as of October 15, 2003. (g)
4.8 Early Termination Amendment to Deutsche Bank AG, London Branch, Forward Contract, dated as of October 15, 2003. (g)
4.9 Early Termination Amendment to ING Bank, N.V. Forward Contract, dated as of October 15, 2003. (g)
4.10 Early Termination Amendment to JPMorgan Chase Bank Forward Contract, dated as of October 15, 2003. (g)
4.11 Early Termination Amendment to Societe Generale Forward Contract, dated as of October 15, 2003. (g)
4.12 Term and Revolving Facilities Agreement, dated as of March 30, 2004, by and among CEMEX Espana, as borrower, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of (euro)250,000,000 and (Y)19,308,000,000. (g)
4.13     (euro)250,000,000, (Y)19,308,000,000 Term and Revolving Facilities
         Agreement, dated March 30, 2004, for CEMEX ESPANA, S.A., as Borrower, CEMEX Caracas Investments B.V., CEMEX Caracas II Investments B.V., CEMEX Egyptian Investments B.V., CEMEX Manila Investments B.V. and Sandworth Plaza Holding B.V., as Guarantors, arranged by Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, S.A., with Banco Bilbao Vizcaya Argentaria, S.A. acting as Agent. (g)
4.14 CEMEX Espana Finance LLC Note Purchase Agreement, dated as of April 15, 2004 for (Y)4,980,600,000 1.79% Senior Notes, Series 2004, Tranche
         1, due 2010 and (Y)6,087,400,000 1.99% Senior Notes, Series 2004,
         Tranche 2, due 2011. (h)
4.15 U.S.$800,000,000 Credit Agreement, dated as of June 23, 2004, among CEMEX, S.A. de C.V., as Borrower and CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors and Barclays Bank PLC as Issuing Bank and Documentation Agent and ING Bank N.V. as Issuing Bank and Barclays Capital, the Investment Banking division of Barclays Bank Plc as Joint Bookrunner and ING Capital LLC as Joint Bookrunner and Administrative Agent. (h)
4.16 U.S.$1,250,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for New Sunward Holding B.V., as Borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca De Mexico, S.A. de C.V., as Guarantors, arranged by Citigroup Global Markets Limited and Goldman Sachs International, with Citibank International PLC acting as Agent. (h)
4.17 U.S.$3,800,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for CEMEX Espana, S.A., as Borrower, CEMEX Espana, S.A., CEMEX Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Egyptian Investments B.V., CEMEX Manila Investments B.V., CEMEX American Holdings B.V., as Guarantors, arranged by Citigroup Global Markets Limited and Goldman Sachs International with Citibank International PLC acting as Agent. (h)
4.18 Implementation Agreement, dated September 27, 2004, by and between CEMEX UK Limited and RMC Group p.l.c. (h)
4.19     Scheme of Arrangement, dated October 25, 2004, pursuant to which
         CEMEX UK Limited acquired the outstanding shares of RMC Group p.l.c.
         (h)
4.20 Asset Purchase Agreement by and between CEMEX, Inc. and Votorantim Participacoes S.A., dated as of February 4, 2005. (h)
4.20.1 Amendment No. 1 to Asset Purchase Agreement, dated as of March 31, 2005, by and between CEMEX, Inc. and Votorantim Participacoes S.A. (h)
4.21 (pound)1,000,000,000 Amended and Restated Term and Revolving Credit Agreement, dated March 16, 2005, by and among RMC Group Limited, CEMEX Espana, S.A., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemez Egyptian Investments B.V., Cemex Manila Investments B.V., Cemex American Holdings B.V. and Cemex Shipping

Exhibit
  No.                          Description
-------                        -----------
         B.V., as Original Guarantors, RMC Group Limited, as Original Borrower, Banc of America Securities Limited, BNPParibas, HSBC Investment Bank plc, the Royal Bank of Scotland plc, West LB AG, London Branch, as Mandated Lead Arrangers and the Royal Bank of Scotland plc, as Agent.
         (h)
4.22 U.S.$1,000,000,000 Term Credit Agreement, dated as of April 5, 2005, among CEMEX, S.A. de C.V., as Borrower, CEMEX Mexico, S.A. de C.V., as Guarantor, Empresas Tolteca de Mexico, S.A. de C.V., as Guarantor, Barclays Bank PLC, as Administrative Agent, Barclays Capital, the Investment Banking Division of Barclays Bank PLC, as Joint Lead Arranger and Joint Bookrunner, Citigroup Global Markets Inc., as Documentation Agent, Joint Lead Arranger and Joint Bookrunner, Barclays Bank PLC, Citibank, N.A., and Citibank, N.A., Nassau, Bahamas Branch as Lenders. (h)
8.1      List of subsidiaries of CEMEX, S.A. de C.V. (h)
12.1     Certification of the Principal Executive Officer of CEMEX, S.A. de
         C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.2     Certification of the Principal Financial Officer of CEMEX, S.A. de
         C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.3 Certification of the Principal Executive Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.4 Certification of the Principal Financial Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.5 Certification of the Principal Executive Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
12.6 Certification of the Principal Financial Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (h)
13.1 Certification of the Principal Executive and Financial Officers of CEMEX, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)
13.2 Certification of Principal Executive and Financial Officers of CEMEX Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)
13.3     Certification of Principal Executive and Financial Officers of
         Empresas Tolteca de Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (h)
14.1 Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V.
         under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A. de C.V., which appears in this Annual Report on Form 20-F. (h)

________________________
(a) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 of CEMEX, S.A. de C.V. (Registration No. 333-11382), filed with the Securities and Exchange Commission on August 27, 2003.
(b) Incorporated by reference to the Registration Statement on Font F-4 of CEMEX, S .A. de C.V. (Registration No. 333-10682), tiled with the Securities and Exchange Commission on August 10, 1999.
(c)  Incorporated by reference to Amendment No. 2 to the Registration
     Statement on Form F-4 of CEMEX, S.A. de C.V. (Registration No.
     333-13956), filed with the Securities and Exchange Commission on November 19, 2001.
(d) Incorporated by reference to Amendment No. 1 to the annual report on Form 20-F/A of CEMEX, S .A. de C.V. filed with the Securities and Exchange Commission on November 19, 2001.
(e) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2002.
(f) Incorporated by reference to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April
     8, 2003.
(g) Incorporated by refernce to the annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on May 11, 2004.
(h)  Filed herewith.

        INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
        ----------------------------------------------------------------

                                                                           Page
                                                                          ------
CEMEX, S.A. de C.V. and subsidiaries:

Independent Auditors' Report--KPMG Cardenas Dosal, S.C..................    F-2

Audited consolidated balance sheets as of December 31, 2003 and 2004....    F-3

Audited consolidated statements of income for the years ended
December 31, 2002, 2003 and 2004........................................    F-4

Audited statements of changes in stockholders' equity for the years
ended December 31, 2002, 2003 and 2004..................................    F-5

Audited consolidated statements of changes in financial position
for the years ended December 31, 2002, 2003 and 2004....................    F-6

Notes to the audited consolidated financial statements..................    F-7

SCHEDULES

Independent Auditors' Report on Schedules - KPMG Cardenas
Dosal, S.C..............................................................    S-1

Schedule I - Parent company financials only.............................    S-2

Schedule II - Valuation and qualifying accounts.........................   S-11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
CEMEX, S.A. de C.V.:



We have audited the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A. de C.V. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years ended December 31, 2002, 2003 and 2004, in accordance with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years ended December 31, 2002, 2003, and 2004, and stockholders' equity as of December 31, 2003 and 2004, to the extent summarized in note 24 to the consolidated financial statements.

KPMG Cardenas Dosal, S.C.



/s/Leandro Castillo Parada


Monterrey, N.L., Mexico
January 15, 2005, except for note 24,
which is as of March 31, 2005

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheets
           (Millions of constant Mexican pesos as of December 31, 2004 and millions of U.S. dollars)

                                                                                   December 31,                   (unaudited)
                                                                                                                     2004
Assets                                                                           2003           2004               (note 3A)
                                                                           ------------------------------       ---------------
Current Assets
   Cash and investments (note 4).......................................  Ps     3,479.5        3,813.5     U.S.$       342.3
   Trade accounts receivable, less allowance for doubtful accounts                             4,767.8                 428.0
    (note 5)...........................................................         5,606.9
   Other receivables (note 6)..........................................         4,826.9        5,064.4                 454.6
   Inventories (note 7)................................................         7,100.1        7,046.8                 632.6
   Other current assets (note 8).......................................           796.3        1,048.8                  94.1
                                                                           ------------------------------       ---------------
       Total current assets............................................        21,809.7       21,741.3               1,951.6
                                                                           ------------------------------
Investments and Noncurrent Receivables (note 9)
   Investments in affiliated companies.................................         7,349.3       16,903.3               1,517.4
   Other noncurrent accounts receivable................................         2,199.1        3,644.9                 327.2
                                                                           ------------------------------       ---------------
       Total investments and noncurrent receivables....................         9,548.4       20,548.2               1,844.6
                                                                           ------------------------------
Properties, Machinery and Equipment (note 10)
   Land and buildings .................................................        55,321.1       55,194.9               4,954.7
   Machinery and equipment ............................................       158,701.3      155,381.2              13,948.0
   Accumulated depreciation ...........................................      (105,842.2)    (107,057.6)             (9,610.2)
   Construction in progress............................................         2,461.7        3,575.3                 320.9
                                                                           ------------------------------       ---------------
       Net properties, machinery and equipment.........................       110,641.9      107,093.8               9,613.4
                                                                           ------------------------------       ---------------
Intangible Assets and Deferred Charges (note 11).......................        49,250.6       44,239.6               3,971.2
                                                                           ------------------------------       ---------------
       Total Assets....................................................  Ps   191,250.6      193,622.9     U.S.$    17,380.8
                                                                           ------------------------------       ---------------
Liabilities and Stockholders' Equity
Current Liabilities
   Bank loans (note 12)................................................  Ps     2,634.1        5,031.9     U.S.$       451.7
   Notes payable (note 12).............................................         3,173.0          319.9                  28.7
   Current maturities of long-term debt (note 12) .....................        10,062.8        6,275.2                 563.3
   Trade accounts payable..............................................         5,831.9        5,964.6                 535.4
   Other accounts payable and accrued expenses (note 6)................        12,084.4        9,282.1                 833.2
                                                                           ------------------------------       ---------------
       Total current liabilities ......................................        33,786.2       26,873.7               2,412.3
                                                                           ------------------------------       ---------------
Long-Term Debt (note 12)
   Bank loans .........................................................        29,678.5       30,302.4               2,720.2
   Notes payable ......................................................        34,560.4       30,412.3               2,730.0
   Current maturities of long-term debt ...............................       (10,062.8)      (6,275.2)               (563.3)
                                                                           ------------------------------       ---------------
       Total long-term debt ...........................................        54,176.1       54,439.5               4,886.9
                                                                           ------------------------------       ---------------
Other Noncurrent Liabilities
   Pension and other postretirement benefits (note 14).................           664.1          656.4                  58.9
   Deferred income taxes (note 18B)....................................        12,580.5       12,828.3               1,151.6
   Other noncurrent liabilities (note 13)..............................         9,246.5        7,258.2                 651.5
                                                                           ------------------------------       ---------------
       Total other noncurrent liabilities .............................        22,491.1       20,742.9               1,862.0
                                                                           ------------------------------       ---------------
       Total Liabilities...............................................       110,453.4      102,056.1               9,161.2
                                                                           ------------------------------       ---------------
Stockholders' Equity (note 15)
   Majority interest:
     Common stock-historical cost basis................................            59.1           61.7                   5.5
     Common stock-accumulated inflation adjustments ...................         3,624.5        3,624.6                 325.4
     Additional paid-in capital........................................        38,171.5       41,339.8               3,710.9
     Deficit in equity restatement ....................................       (73,101.3)     (73,725.9)             (6,618.1)
     Cumulative initial deferred income tax effects (note 3K)..........        (6,100.2)      (6,100.2)               (547.6)
     Retained earnings ................................................       104,282.8      107,471.8               9,647.4
     Net income........................................................         7,508.4       14,562.3               1,307.2
                                                                           ------------------------------       ---------------
       Total majority interest ........................................        74,444.8       87,234.1               7,830.7
   Minority interest (note 15E)........................................         6,352.4        4,332.7                 388.9
                                                                           ------------------------------       ---------------
       Total stockholders' equity .....................................        80,797.2       91,566.8               8,219.6
                                                                           ------------------------------       ---------------
       Total Liabilities and Stockholders' Equity......................  Ps   191,250.6      193,622.9     U.S.$    17,380.8
                                                                           ------------------------------       ---------------

          See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                        Consolidated Statements of Income
           (Millions of constant Mexican pesos as of December 31, 2004 and millions of U.S. dollars, except for earnings per share)

                                                                           Years ended December 31,              (unaudited)
                                                                                                                    2004
                                                                         2002        2003        2004             (note 3A)
--------------------------------------------------------------------------------------------------------         -----------
Net sales........................................................  Ps  79,724.6    85,552.6    90,783.9   U.S.$     8,149.3
Cost of sales....................................................     (44,540.6)  (49,318.4)  (51,091.9)           (4,586.3)
                                                                     -----------------------------------         -----------
   Gross profit..................................................      35,184.0    36,234.2    39,692.0             3,563.0
                                                                     -----------------------------------         -----------

Operating expenses:
     Administrative..............................................     (10,022.3)   (9,483.0)   (9,225.5)             (828.1)
     Selling.....................................................      (9,195.0)   (9,374.1)   (9,838.8)             (883.2)
                                                                     -----------------------------------         -----------
       Total operating expenses..................................     (19,217.3)  (18,857.1)  (19,064.3)           (1,711.3)
                                                                     -----------------------------------         -----------

   Operating Income..............................................      15,966.7    17,377.1    20,627.7            1,851.70
                                                                     -----------------------------------         -----------

Comprehensive financing result:
     Financial expense...........................................      (4,051.7)   (4,545.5)   (4,146.6)             (372.2)
     Financial income............................................         543.5       199.3       260.9                23.4
     Results from valuation and liquidation of financial
       instruments...............................................      (3,856.2)     (711.4)    1,335.1               119.8
     Foreign exchange result, net................................        (939.4)   (2,049.1)     (262.5)              (23.6)
     Monetary position result....................................       4,290.6     3,912.8     4,298.6               385.9
                                                                     -----------------------------------         -----------
       Net comprehensive financing result........................      (4,013.2)   (3,193.9)    1,485.5               133.3
                                                                     -----------------------------------         -----------

                                                                     -----------------------------------         -----------
Other expense, net (notes 7, 10 and 11)..........................      (4,743.2)   (5,454.0)   (5,390.2)             (483.9)
                                                                     -----------------------------------         -----------

   Income before income taxes, employees' statutory profit
     sharing and equity in income of affiliates..................       7,210.3     8,729.2    16,723.0             1,501.1
                                                                     -----------------------------------         -----------

Income tax and business assets tax, net (note 18A)...............        (668.1)   (1,070.0)   (2,043.6)             (183.4)
Employees' statutory profit sharing (note 18A)...................        (125.5)     (202.9)     (330.2)              (29.7)
                                                                     -----------------------------------         -----------
   Total income tax, business assets tax and employees'
     statutory profit sharing....................................        (793.6)   (1,272.9)   (2,373.8)             (213.1)
                                                                     -----------------------------------         -----------

   Income before equity in income of affiliates..................       6,416.7     7,456.3    14,349.2             1,288.0

Equity in income of affiliates...................................         374.1       415.2       446.3                40.1
                                                                     -----------------------------------         -----------

   Consolidated net income.......................................       6,790.8     7,871.5    14,795.5             1,328.1
   Minority interest net income..................................         451.6       363.1      233.2                20.9
                                                                     -----------------------------------         -----------
   Majority interest net income..................................  Ps   6,339.2     7,508.4    14,562.3   U.S.$     1,307.2
--------------------------------------------------------------------------------------------------------         -----------

  Basic earnings per share (notes 3A and 21).....................  Ps      1.41        1.58        2.92   U.S.$        0.26

  Diluted earnings per share (notes 3A and 21)...................  Ps      1.41        1.55        2.90   U.S.$        0.26
--------------------------------------------------------------------------------------------------------         -----------

          See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                 Statements of Changes in Stockholders' Equity
          (Millions of constant Mexican pesos as of December 31, 2004 and millions of U.S. dollars)

                                                                             Cumulative
                                                                              initial                                     Total
                                                    Additional   Deficit in   deferred                Total               stock
                                            Common   paid-in      equity     income tax  Retained   majority   Minority  holders'
                                            Stock    capital    restatement   effects    earnings   interest   interest   equity
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2001.......... Ps  3,677.4   30,369.1  (61,933.4)   (6,100.2)  106,563.3   72,576.2   23,211.6  95,787.8
Dividends (Ps0.82 pesos per share) ....         2.4    3,374.0          -           -    (3,984.1)    (607.7)         -    (607.7)
Issuance of common stock (note 16A) ...         0.1       79.8          -           -           -       79.9                 79.9
Share repurchase program (note 15A)....        (0.3)         -          -           -      (425.3)    (425.6)              (425.6)
Restatement of investments and other
  transactions relating to minority
  interest.............................           -          -          -           -           -          -   (8,959.0) (8,959.0)
Investment by subsidiaries (note 9)....           -          -      269.6           -           -      269.6          -     269.6
Comprehensive net income (loss)
  (note 15G)...........................           -          -   (8,239.9)          -     6,339.2   (1,900.7)     451.6  (1,449.1)
                                           ---------------------------------------------------------------------------------------
Balances at December 31, 2002..........     3,679.6   33,822.9  (69,903.7)   (6,100.2)  108,493.1   69,991.7   14,704.2  84,695.9
Dividends (Ps0.85 pesos per share) ....         3.6    3,895.8          -           -    (4,210.3)    (310.9)         -    (310.9)
Issuance of common stock (note 16A) ...         0.1       45.2          -           -           -       45.3          -      45.3
Share repurchase program (note 15A)....         0.3      407.6          -           -           -      407.9          -     407.9
Restatement of investments and other
  transactions relating to minority
  interest.............................           -          -          -           -           -          -   (8,714.9) (8,714.9)
Investment by subsidiaries (note 9)....           -          -   (2,865.9)          -           -   (2,865.9)         -  (2,865.9)
Comprehensive net income (loss)
  (note 15G)...........................           -          -     (331.7)          -     7,508.4    7,176.7      363.1   7,539.8
                                           ---------------------------------------------------------------------------------------
Balances at December 31, 2003..........     3,683.6   38,171.5  (73,101.3)   (6,100.2)  111,791.2   74,444.8    6,352.4  80,797.2
Dividends (Ps0.82 pesos per share).....         2.6    4,154.2          -           -    (4,319.4)    (162.6)         -    (162.6)
Issuance of common stock (note 16A) ...         0.1       67.1          -           -           -       67.2          -      67.2
Liquidation of optional instruments
  (note 15F)...........................           -   (1,053.0)         -           -           -   (1,053.0)         -  (1,053.0)
Restatement of investments and other
  transactions relating to minority
  interest.............................           -          -          -           -           -          -   (2,252.9) (2,252.9)
Investment by subsidiaries (note 9)....           -          -   (3,274.0)          -           -   (3,274.0)         -  (3,274.0)
Comprehensive net income (loss)
  (note 15G)...........................           -          -    2,649.4           -    14,562.3   17,211.7      233.2  17,444.9
                                           ---------------------------------------------------------------------------------------
Balances at December 31, 2004.......... Ps  3,686.3   41,339.8  (73,725.9)   (6,100.2)  122,034.1   87,234.1    4,332.7  91,566.8
                                           ---------------------------------------------------------------------------------------
Balances at December 31, 2004
  (note 3A)(unaudited)...............U.S.$    330.9    3,710.9   (6,618.1)     (547.6)   10,954.6    7,830.7      388.9   8,219.6
----------------------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
            Consolidated Statements of Changes in Financial Position
          (Millions of constant Mexican pesos as of December 31, 2004 and millions of U.S. dollars)

                                                                                Years ended December 31,              (unaudited)
                                                                                                                         2004
                                                                            2002         2003          2004            (note 3A)
 -------------------------------------------------------------------------------------------------------------       ------------
 Operating activities
    Majority interest net income.................................   Ps     6,339.2     7,508.4     14,562.3    U.S.$   1,307.2
    Charges to operations which did not require resources:
      Depreciation of properties, machinery and equipment........          6,363.0     6,866.0      6,681.4              599.8
      Amortization of deferred charges and credits, net..........          2,961.0     2,983.6      2,869.9              257.6
      Impairment of properties and intangible assets.............            109.4     1,257.0      1,567.8              140.7
      Pensions, and other postretirement benefits................            242.3       491.3        470.5               42.2
      Deferred income tax charged to results.....................           (483.6)     (465.6)     1,261.1              113.2
      Equity in income of affiliates.............................           (374.1)     (415.2)      (446.3)             (40.1)
      Minority interest..........................................            451.6       363.1        233.2               20.9
         Resources provided by operating activities..............         15,608.8    18,588.6     27,199.9            2,441.5
                                                                       ------------- ------------ ------------       ------------
    Changes in working capital, excluding acquisition effects:
      Trade accounts receivable, net.............................          2,612.1      (671.8)       736.1               66.1
      Other accounts receivables and other assets................          1,265.9       270.2       (332.9)             (29.9)
      Inventories................................................           (386.1)    1,628.4       (151.2)             (13.6)
      Trade accounts payable.....................................            619.3       849.9        156.7               14.1
      Other accounts payable and accrued expenses................            550.8    (1,961.3)    (2,780.2)            (249.6)
         Net change in working capital...........................          4,662.0       115.4     (2,371.5)            (212.9)
                                                                       ------------- ------------ ------------       ------------
         Net resources provided by operating activities..........         20,270.8    18,704.0     24,828.4            2,228.6
                                                                       ------------- ------------ ------------       ------------
 Financing activities

    Proceeds from bank loans (repayments), net...................          3,057.3    (3,248.8)    (5,734.3)            (514.7)
    Notes payable, net, excluding foreign exchange effect........           (363.2)    1,290.0     (7,090.4)            (636.5)
    Bank loans financing the acquisition of RMC Group p.l.c......                -           -      8,756.0              786.0
    Investment by subsidiaries...................................             (5.3)      (23.9)           -                  -
    Liquidation of optional instruments..........................                -           -     (1,053.0)             (94.5)
    Dividends paid...............................................         (3,984.1)  (4,210.3)     (4,319.4)            (387.7)
    Issuance of common stock from reinvestment of dividends......          3,376.4     3,899.4      4,156.8              373.1
    Issuance of common stock under stock option programs.........             79.9        45.3         67.2                6.0
    Repurchase of preferred stock by subsidiaries................         (4,920.2)   (7,801.5)      (791.0)             (71.0)
    Disposal (acquisition) of shares under repurchase program....           (425.6)      407.9            -                  -
    Other financing activities, net..............................          3,594.7     3,743.2     (1,824.9)            (163.8)
                                                                       ------------- ------------ ------------       ------------
         Resources provided by (used in) financing activities....            409.9    (5,898.7)    (7,833.0)            (703.1)
                                                                       ------------- ------------ ------------       ------------
 Investing activities
    Properties, machinery and equipment, net.....................         (5,166.2)   (4,703.2)    (4,834.9)            (434.0)
    Acquisition of subsidiaries and affiliates...................         (3,210.9)     (973.5)      (186.4)             (16.7)
    Investment in RMC Group p.l.c................................                -           -     (8,756.0)            (786.0)
    Disposal of assets...........................................            653.8       167.1        709.3               63.7
    Minority interest............................................         (3,474.5)     (913.3)    (1,461.9)            (131.2)
    Deferred charges.............................................         (2,263.7)     (604.1)     1,551.6              139.3
    Other investments and monetary foreign currency effect.......         (7,852.2)   (6,699.3)    (3,683.1)            (330.6)
                                                                       ------------- ------------ ------------       ------------
         Resources used in investing activities..................        (21,313.7)  (13,726.3)   (16,661.4)          (1,495.5)
                                                                       ------------- ------------ ------------       ------------
         Increase (Decrease) in cash and investments ............           (633.0)     (921.0)       334.0               30.0
         Cash and investments at beginning of year...............          5,033.5     4,400.5      3,479.5              312.3
                                                                       ------------- ------------ ------------       ------------
         Cash and investments at end of year.....................   Ps     4,400.5     3,479.5      3,813.5    U.S.$     342.3
 -------------------------------------------------------------------------------------------------------------       ------------

          See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


1. DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (CEMEX or the Company) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement, ready-mix concrete and aggregates, as well as providing services to the construction industry.

2. OUTSTANDING EVENT IN 2004

On September 27, 2004, CEMEX announced a public offer to purchase the outstanding shares of RMC Group p.l.c. ("RMC") for approximately U.S.$4,100 million in cash. Including the assumption of debt, the enterprise value of the transaction is approximately U.S.$5,800 million. RMC, headquartered in the United Kingdom, is a leading international producer and supplier of materials, products and services used primarily in the construction industry. RMC is one of Europe's largest producers of cement and one of the world's largest suppliers of ready-mix concrete and aggregates. As part of the acquisition process in 2004, CEMEX acquired approximately 18.8% of RMC shares for (pound)432 million (U.S.$786 million). In 2003, according to public information, RMC sold approximately 15.7 million tons of cement, 55.5 million cubic meters of ready-mix concrete and 158 million tons of aggregates.

The boards of directors of both companies approved the transaction on September 27, 2004, subject to shareholder approval in the case of RMC and clearance from antitrust authorities in Europe and the United States of America. On November 17, 2004, more than 99% of RMC shareholders approved the transaction in an extraordinary shareholders meeting; consequently, shareholders were committed to sell their shares to CEMEX. On December 8, 2004, the European Commission authorized the transaction under the European Community's Merger Regulation. As of December 31, 2004, the acquisition of RMC is pending pre-merger clearance from the anti-trust authorities in the United States of America, which could be received at the end of January or at the beginning of February 2005.

On March 1, 2005, after receiving pending clearances, CEMEX completed the acquisition of RMC (note 24(w)).

3. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which recognize the effects of inflation on the financial information. All amounts herein are presented in constant Mexican pesos ("pesos" or "Ps") and, for the year 2004 amounts in the financial statements, also in dollars of the United States of America ("dollars" or "U.S.$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of U.S.$1 = Ps11.14, the CEMEX accounting rate on December 31, 2004.

When reference is made to "(pound)" or pounds, it means U.K. pounds sterling. Except when specific references are made to "U.S. dollar millions", "earnings per share", and "option prices", the amounts in these notes are stated in millions of constant Mexican pesos as of the latest balance sheet date.

When reference is made to "CPO" or "CPOs" it means the Ordinary Participation Certificates of CEMEX. Each CPO represents the participation in two series "A" shares and one series "B" share of the common stock. References to "ADS" or "ADSs" refer to "American Depositary Shares", listed on the New York Stock Exchange ("NYSE"). Each ADS represents 5 CPOs. See note 24(w(unaudited)) for a description of the Company's proposed stock split, approved at the April 28, 2005 extraordinary stockholders' meeting.

Certain amounts reported in the consolidated financial statements and their notes as of December 31, 2003 and 2002 have been reclassified to conform to the 2004 presentation.

B) RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the financial statements of prior periods were calculated using the weighted average inflation and the fluctuation in the exchange rate of each country in which the Company operates relative to the peso.

                                                                   2001 to 2002      2002 to 2003      2003 to 2004
                                                                  --------------    -------------    ---------------
   Restatement factor using weighted average inflation.........       1.0916            1.1049           1.0624
   Restatement factor using Mexican inflation..................       1.0559            1.0387           1.0539
                                                                  --------------    -------------    ---------------

Common stock and additional paid-in capital are restated by Mexican inflation. The weighted average inflation factor is used for all other restatement adjustments to stockholders' equity.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX and the subsidiary companies in which the Company holds more than 50% of their common stock and/or has control. All significant balances and transactions between related parties have been eliminated in consolidation. As of December 31, 2004, the main operating subsidiaries, ordered by holding company, and the percentage of interest directly held by their immediate holding company, are as follows:


                      Subsidiary                                Country           % Interest
-------------------------------------------------      ----------------------   --------------------
CEMEX Mexico, S. A. de C.V........................1    Mexico                          100.0
  CEMEX Espana, S.A...............................2    Spain                            99.7
    CEMEX Venezuela, S.A.C.A......................     Venezuela                        75.7
    CEMEX, Inc....................................     United States                   100.0
    CEMEX (Costa Rica), S.A.......................3    Costa Rica                       98.7
    Assiut Cement Company.........................     Egypt                            95.8
    CEMEX Colombia, S.A. .........................4    Colombia                         99.6
    Cementos Bayano, S.A. ........................     Panama                           99.3
    Cementos Nacionales, S.A......................     Dominican Republic               99.9
    Puerto Rican Cement Company, Inc..............     Puerto Rico                     100.0
    CEMEX Asia Holdings Ltd.......................5    Singapore                        99.1
      Solid Cement Corporation....................6    Philippines                      99.1
      APO Cement Corporation......................6    Philippines                      99.1
      CEMEX (Thailand) Co. Ltd....................7    Thailand                        100.0
----------------------------------------------------------------------------------------------------

1.   CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico") holds 100% of the shares of Empresas Tolteca de Mexico, S.A. de C.V.
     and Centro Distribuidor de Cemento, S.A. de C.V. ("Cedice"). Through Cedice, CEMEX Mexico indirectly holds CEMEX
     Espana, S.A. and subsidiaries.

2.   In June 2002, Compania Valenciana de Cementos Portland, S.A. changed its legal name to CEMEX Espana, S.A. ("CEMEX
     Espana").

3.   In July 2003, Cementos del Pacifico, S.A. changed its legal name to CEMEX (Costa Rica), S.A.

4.   In August 2002, Cementos Diamante, S.A. changed its legal name to CEMEX Colombia, S.A.

5.   In August 2004, 6.83% of CEMEX Asia Holdings Ltd. ("CAH") shares were acquired, which in addition to the shares exchange occurred in July 2002, increased the interest in CAH to approximately 99.1% (see note 9A).

6.   Represents the Company's interest held through CAH. The direct economic benefits of CAH in Solid and APO Cement
     Corporation is 100%. On December 23, 2002, Rizal was merged with Solid.

7.   In July 2002, Saraburi Cement Company Ltd. changed its legal name to CEMEX (Thailand) Co. Ltd.

D) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevalent on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are adjusted into pesos at the exchange rates prevailing at the balance sheet date and the resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign entities and the fluctuations associated with related parties balances denominated in foreign currency that are of a long-term investment nature, which are recorded against stockholders' equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

The financial statements of foreign subsidiaries are restated in their functional currency based on the subsidiary country's inflation rate and subsequently translated by using the foreign exchange rate at the end of the reporting period for balance sheet and income statement accounts. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


E) CASH AND INVESTMENTS (note 4)

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

F) INVENTORIES AND COST OF SALES (note 7)

Inventories are recognized at the lower of replacement cost or market value. Replacement cost is based upon the latest purchase price or production cost. Cost of sales reflects replacement cost of inventories at the time of sale, expressed in constant pesos as of the balance sheet date.

The Company analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period.

G) INVESTMENTS AND NONCURRENT RECEIVABLES (note 9)

Investments in affiliated companies are accounted for by the equity method, when the Company holds between 10% and 50% of the issuer's capital stock, and does not have effective control. Under the equity method, after acquisition, the investment's original cost is adjusted for the proportional interest of the holding company in the affiliate's equity and earnings, considering the inflation effects.

Other long-term investments, included under this caption, are recognized at their estimated fair value and their changes in valuation are included in the results of the period as part of the Comprehensive Financing Result.

H) PROPERTIES, MACHINERY AND EQUIPMENT (note 10)

Properties, machinery and equipment are presented at their restated value, using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency, and are depreciated by the straight-line method over the estimated useful lives, which fluctuate from 50 years for administrative buildings to 10 to 35 years for industrial buildings, machinery and equipment. Properties, machinery and equipment are subject to periodic impairment evaluations (see note 3U).

The Comprehensive Financing Results, arising from indebtedness incurred during the construction or installation period of fixed assets, are capitalized as part of the carrying value of such assets.

I) INTANGIBLE ASSETS, DEFERRED CHARGES AND AMORTIZATION (note 11)

In accordance with Bulletin C-8, Intangible Assets, intangible assets acquired as well as costs incurred in the development stages of intangible assets are capitalized when associated future benefits are identified and the control over such benefits is demonstrated. Expenditures not meeting these requirements are charged to earnings as incurred. Intangible assets are presented at their restated value and are classified as having a definite life, which are amortized over the benefited periods, and as having an indefinite life, which are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets, except for goodwill, is calculated under the straight-line method.

Intangible assets acquired in a business combination are separately accounted for at fair value at the acquisition date, unless the value cannot be reasonably estimated, in which case, such amounts are included as part of goodwill, which was amortized until December 31, 2004, in accordance with current accounting standards. Until that date, CEMEX amortized goodwill under the present worth or sinking fund method, which was intended to provide a better matching of goodwill amortization with the revenues generated from the acquired companies. Goodwill generated before 1992 was amortized over a maximum period of 40 years, while goodwill generated from 1992 to December 31, 2004 was amortized over a maximum period of 20 years. Starting January 1, 2005, in compliance with the rules established by the new Bulletin B-7 (see note 23), goodwill balances will cease to be amortized but will remain subject to periodic impairment tests.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Direct costs incurred in debt issuances are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts on debt issuance, bank fees, fees paid to attorneys, agents, printers and consultants. Likewise, direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the estimated useful life of the software, which is approximately 4 years.

Preoperative expenses and other deferred charges recognized in prior years under former Bulletin C-8 will continue to be amortized over their original periods. Intangible assets are subject to impairment evaluations (see note 3U). The adoption of Bulletin C-8 only affected the grouping of intangible assets in the categories indicated above (see note 11).

J) PENSIONS AND OTHER POSTRETIREMENT BENEFITS (note 14)

The costs related to benefits to which employees are entitled by pension plans and other postretirement benefits, including medical expenses, life insurance and seniority premiums, legally or by Company grant, are recognized in the operating results as services are rendered, based on actuarial estimations of the benefits' present value. The amortization of prior service cost (transition asset) and of changes in assumptions and adjustments based on experience is recognized over the employee's estimated active service life. For certain pension plans, irrevocable trust funds have been created to cover future benefit payments under these plans. The actuarial assumptions upon which the Company's employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation).

Until December 31, 2004, other postretirement benefits, including severance benefits, were recognized as an expense in the year in which they were paid. In some circumstances, however, provisions were made for these benefits. Starting January 1, 2005, as a result of modifications to Bulletin D-3, "Labor Obligations", the costs related to postretirement benefits will be recognized over the estimated active service life of the employees.

K) INCOME TAX ("IT"), BUSINESS ASSETS TAX ("BAT"), EMPLOYEES' STATUTORY PROFIT SHARING ("ESPS") AND DEFERRED INCOME TAXES (note 18)

The IT, BAT and ESPS reflected in the income statements, include amounts incurred during the period and the effects of deferred IT and ESPS. Consolidated deferred IT represents the summary of the effect determined in each subsidiary by the assets and liabilities method, by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering when the effects became available and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. The effect of a change in the effective statutory tax rate is recognized in the income statement for the period in which the change occurs and is officially declared. The effect of deferred ESPS is recognized for those temporary differences, which are of a non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS.

The cumulative initial effect, arising from the adoption of the asset and liability method, was recognized on January 1, 2000 in stockholders' equity under the caption "Cumulative initial deferred income tax effects". Consolidated balances of assets and liabilities and their corresponding taxable amounts substantially differ from those of the Parent Company. The cumulative initial deferred income tax effects presented in the statement of changes in stockholders equity correspond to the consolidated entity. The difference between the Parent Company's and the consolidated accumulated initial deferred IT effects is included under the caption "Deficit in Equity Restatement".

L) MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the inflation rate of the country of each subsidiary to its net monetary position (difference between monetary assets and liabilities).

M) DEFICIT IN EQUITY RESTATEMENT (note 15)

The deficit in equity restatement includes: (i) the accumulated effect from holding non-monetary assets; (ii) the currency translation effects from foreign subsidiaries' financial statements, net of exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign subsidiaries and foreign currency related parties balances that are of a long-term investment nature (see notes 3D and 15D); and (iii) valuation and liquidation effects of certain derivative financial instruments that qualify as hedge instruments, which are recorded temporarily or permanently in stockholders' equity (see note 3N).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


N) DERIVATIVE FINANCIAL INSTRUMENTS (notes 12 and 17)

In compliance with the guidelines established by the Risk Committee, CEMEX uses derivative financial instruments, in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs (see note 12) and as an alternative source of financing (see note 17), as well as hedges of: (i) forecasted transactions, (ii) net assets in foreign subsidiaries and (iii) executive stock option programs. These instruments have been negotiated with institutions with significant financial capacity; therefore, the Company considers the risk of non-performance of the obligations agreed to by such counterparties to be minimal. As of December 31, 2004 and 2003, some of these instruments have been designated as hedges of debt or equity instruments. In other cases, although some derivatives complement the Company's financial strategy, such derivatives have not been designated as hedge instruments as accounting hedge requirements were not met.

Effective January 1, 2001, in accordance with Bulletin C-2, "Financial Instruments", the Company recognizes all derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair value and the changes in such values in the income statement for the period in which they occur.

The exceptions to the rule, as they refer to the transactions designated by the Company and that meet hedging requirements, are the following:

a) Beginning in 2002, changes in the estimated fair value of interest rate swaps to exchange floating rates for fixed rates, designated as accounting hedges of the cash flows related to interest rates of a portion of contracted debt, as well as those instruments negotiated to hedge the interest rates at which certain forecasted debt is expected to be contracted or renegotiated, are recognized temporarily in stockholders' equity (note 15G) and reclassified to earnings, in the case of the forecasted debt, once the related debt is recognized in the balance sheet and its related financial expense is accrued.

b) The changes in the estimated fair value of foreign currency forwards, designated as hedges of a portion of the Company's net investments in foreign subsidiaries, are recorded in stockholders' equity, as part of the foreign currency translation result (notes 3D and 15D). The accumulated effect in stockholders' equity will be reversed through the income statement upon disposition of the foreign investment.

c) Beginning in 2001, changes in the estimated fair value of those equity forward contracts that cover the executive stock option programs are recorded through the income statement in the comprehensive financing result, as part of the costs related to such programs. The results derived from equity forward contracts on the Company's own shares not designated as hedges of the stock option programs, as well as from equity instruments (such as the appreciation warrants refered to in note 15F), are recognized in stockholders' equity upon settlement (notes 16 and 17).

d) Changes in fair value of foreign currency derivative instruments negotiated to hedge a firm commitment, are recognized through stockholders' equity, and are reclassified to the income statement once the operation underlying the firm commitment takes place, as the effects from the hedged item are reflected in earnings. In respect to hedges of the foreign exchange risk associated with a firm commitment for the acquisition of a net investment in a foreign country (note 17B), the accumulated effect in equity is reclassified to earnings when the purchase occurs.

For balance sheet presentation purposes, a portion of the assets or liabilities resulting from the estimated fair value recognition of Cross Currency Swaps ("CCS"), is reclassified as part of the carrying amount of the underlying debt instruments, thereby reflecting the cash flows expected to be received or paid upon liquidation of such instruments. CCS are negotiated to change the profile of the interest rate and currency of existing debt, required to present the indebtedness as if it had been originally negotiated in the exchanged interest rates and currencies. The non-reclassified portion, resulting from the difference between the forward exchange rates and those in effect as of the balance sheet date, is recognized as other assets or other liabilities, both short and long term, depending on the maturity of the contracts. As a result of new accounting pronouncements, starting January 1, 2005, the above reclassification will be discontinued; therefore, for balance sheet presentation, debt will remain in the original currencies and rates (note 23).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The periodic cash flows generated by interest rate swaps and CCS are recognized as financial expense, adjusting the effective interest rate of the related debt. For all other derivative instruments, cash flows are recognized within the same item where the effects of the primary instrument subject to the accounting or economic hedge relationship are classified. In the case of derivatives not associated with an identified exposure, related cash flows are recognized in earnings as part of the results from valuation and liquidation of financial instruments. Premiums paid on hedge derivative instruments are deferred and amortized over the life of the instrument or immediately upon settlement. In other cases, premiums are recognized in earnings when paid or received.

The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm's length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments, determined by CEMEX and used for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparties.

O) REVENUE RECOGNITION

Revenue is recognized upon shipment of cement and ready-mix concrete to customers, and they assume the risk of loss. Income from activities other than the Company's main line of business is recognized when the revenue has been realized, through goods delivered or services rendered, and there is no condition or uncertainty implying a reversal thereof.

P) CONTINGENCIES AND COMMITMENTS

Obligations or losses, related to contingencies, are recognized as liabilities in the balance sheet when present obligations exist, as a result of past events, it is probable that the effects will materialize and can be reasonably quantified. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts formalized with suppliers or clients, are recognized in the financial statements on the incurred or accrued basis, considering the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

Q) COMPREHENSIVE NET INCOME (LOSS) (note 15G)

The Company presents comprehensive net income (loss) and its components as a single item in the statement of changes in stockholders' equity. Comprehensive net income (loss) represents the change in stockholders' equity during a period for transactions and other events not representing contributions, reductions or distributions of capital.

R) USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. The main captions subject to estimations and assumptions include the book value of fixed assets, allowances for doubtful accounts, inventories and assets for deferred IT, the fair market values of financial instruments and, the assets and liabilities related to labor obligations. Actual results could differ from these estimates.

S) CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which the Company operates. No single customer accounted for a significant amount of the Company's sales in 2002, 2003 and 2004, and there were no significant accounts receivable from a single customer for the same periods. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials

T) OTHER INCOME AND EXPENSE

Other income and expense, in the statements of income, consists primarily of goodwill amortization, anti-dumping duties, results from the sales of fixed assets, impairment losses of long-lived assets, results from the early extinguishment of debt and other unusual or non-recurrent transactions.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


U) IMPAIRMENT OF LONG LIVED ASSETS (notes 10 and 11)

The Company evaluates the balances of its machinery and equipment, intangible assets of definite life and other investments to establish if factors such as the occurrence of a significant adverse event, changes in the operating environment in which the Company operates, changes in projected use or in technology, as well as expectations of operating results for each cash generating unit, provide elements indicating that the book value may not be recovered, in which case an impairment loss is recorded in the income statement of the period when such determination is made, resulting from the excess of carrying amount over the net present value of estimated cash flows related to such assets.

Likewise, CEMEX periodically evaluates the balances of goodwill and other intangible assets of indefinite life by determining the cash flows to be generated by the reporting units to which those assets relate. A reporting unit refers to a group of one or more cash generating units. Cash flows are discounted at present value and an impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit.

V) ASSET RETIREMENT OBLIGATIONS (note 13)

Effective January 1, 2003, in accordance with Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments", CEMEX recognizes unavoidable obligations, legal or assumed, to restore the site or the environment when removing assets at the end of their useful lives. These obligations represent the net present value of expected cash flows to be incurred in the restoration process and are initially recognized against the related assets' book value. The additional asset is depreciated to operating results during its remaining useful life, while the increase of the liability, by the passage of time, is charged to results of the period. Adjustments to the obligation for changes in the estimated cash flows or the estimated disbursement period are made against fixed assets and depreciation is modified prospectively.

As of the implementation date, the Company had already created liabilities for the known situations; however, an analysis was performed throughout all subsidiaries in the different countries in order to identify additional possible existing situations and proceed to calculate them and if applicable reflect them in the accounting record. Asset retirement obligations in the case of CEMEX are related mainly to future costs of demolition, cleaning and reforestation, derived from commitments, both legal and assumed, so that at the end of the operation, the sites where raw material is extracted, the maritime terminals and other production sites, are left in acceptable conditions. For those situations identified and quantified, effective January 1, 2003, a remediation liability was recorded for approximately Ps537.2, against fixed assets for Ps388.1, deferred IT assets for Ps58.0 and an initial cumulative effect for Ps91.1, which was recorded in stockholders' equity as an element of comprehensive net income.

W) EXECUTIVE STOCK OPTION PROGRAMS (note 16)

The Company recognizes the cost associated with executive stock options programs by means of the intrinsic value method, for those programs in which, as of the granted date, is not known the exercise price at which the underlying shares will be exercised, because this exercise price is growing (variable) over the life of the options. Through the intrinsic value method, the changes in the appreciation of options represented by the difference between the market price of the CPO and the exercise price of the option is recognized as cost in the Company's income statement, within the Comprehensive Financing Result. The Company does not recognize cost for those programs in which the exercise price is equal to the CPO price at the date of grant of the option and it remains fixed for the life of the option.

4. CASH AND INVESTMENTS

Consolidated cash and investments as of December 31, 2003 and 2004 consists of:

                                                    2003             2004
                                              ---------------  ---------------
Cash and bank accounts................... Ps       1,767.1          1,615.7
Fixed-income securities..................          1,367.4          1,720.4
Investments in marketable securities.....            345.0            477.4
                                              ---------------  ---------------
                                          Ps       3,479.5          3,813.5
                                              ---------------  ---------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


5. TRADE ACCOUNTS RECEIVABLE

The Company evaluates each of its customers' credit and risk profiles in order to establish the required allowance for doubtful accounts. Trade accounts receivable as of December 31, 2003 and 2004 include allowances for doubtful accounts of Ps671.5 and Ps756.4, respectively.

The Company has established sales of trade accounts receivable programs with financial institutions ("securitization programs"). These programs were originally established in Mexico during 2002, in the United States during 2001 and in Spain in 2000. Through the securitization programs, CEMEX effectively surrenders control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable (note 6). The balances of receivables sold pursuant the securitization programs as of December 31, 2003 and 2004 were Ps6,507.1 (U.S.$584.1million) and Ps7,114.0
(U.S.$638.6 million), respectively. The accounts receivable qualifying for sale do not include amounts over certain days past due or concentrations over certain limit to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps127.4 (U.S.$11.4 million) in 2002, Ps113.6 (U.S.$10.2 million) in 2003 and Ps125.7 (U.S.$11.3 million) in 2004.

6. OTHER ACCOUNTS RECEIVABLE AND OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts receivable as of December 31, 2003 and 2004 consist of:

                                                                                           2003               2004
                                                                                     ---------------    ---------------
Non-trade receivables...........................................................  Ps      1,688.6            1,210.1
Prepayments and receivables from valuation of derivative instruments
  (notes 12 and 17).............................................................            520.4            1,837.2
Interest and notes receivable...................................................          1,064.2            1,196.9
Advances for travel expenses and loans to employees.............................            326.1              432.8
Other refundable taxes..........................................................          1,227.6              387.4
                                                                                     ---------------    ---------------
                                                                                  Ps      4,826.9            5,064.4
                                                                                     ---------------    ---------------

Non-trade receivables are mainly originated by the sale of assets. Interest and notes receivable include Ps1,022.9 (U.S.$91.8 million) in 2003 and Ps1,161.6 (U.S.$ 104.3 million) in 2004, arising from securitization programs (note 5). Other refundable taxes include Ps926.8 in 2003 for tax advances.

Other accounts payable and accrued expenses as of December 31, 2003 and 2004 consist of:

                                                                                           2003               2004
                                                                                     ---------------    ---------------
Other accounts payable and accrued expenses.....................................  Ps      2,648.0            1,856.8
Interest payable................................................................            715.1              575.2
Tax payable.....................................................................          3,187.4            1,453.4
Dividends payable...............................................................             95.5               17.8
Provisions......................................................................          3,135.5            3,584.4
Advances from customers.........................................................            915.2              812.9
Accounts payable from valuation of derivative instruments (notes 12 and 17).....          1,387.7              981.6
                                                                                     ---------------    ---------------
                                                                                  Ps     12,084.4            9,282.1
                                                                                     ---------------    ---------------

Short-term provisions primarily consist of: (i) remuneration and other personnel benefits accrued at the balance sheet date; (ii) accruals for insurance payments; and (iii) accruals related to the portion of legal assessments to be settled in short-term, such as the case of anti-dumping fees (note 22C) and environmental remediations (note 22G). Commonly, these amounts are revolving in nature and are to be settled and replaced by similar amounts within the next 12 months.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


7. INVENTORIES

Inventories in the consolidated balance sheet as of December 31, 2003 and 2004 are summarized as follows:

                                                 2003                2004
                                             -------------      -------------
 Finished goods.....................     Ps       1,467.9            1,676.1
 Work-in-process....................              1,921.6            1,603.7
 Raw materials......................                587.0              666.2
 Supplies and spare parts...........              2,533.6            2,506.7
 Advances to suppliers..............                255.1              265.4
 Inventory in transit...............                334.9              328.7
                                             -------------      -------------
                                         Ps       7,100.1           7,046.8
                                             =============      ==============

In December 2004, based on periodic impairment analysis on the inventory balances (note 3F), impairment losses of approximately U.S.$16.9 million (Ps188.3) were recognized within other expenses.

8. OTHER CURRENT ASSETS

Other current assets in the consolidated balance sheet as of December 31, 2003 and 2004 consist of:

                                                 2003                2004
                                             -------------      -------------
 Advance payments......................   Ps        376.0            471.1
 Non-cement related assets.............             420.3            577.7
                                             -------------      -------------
                                          Ps        796.3          1,048.8
                                             =============      ==============

Non-cement related assets are stated at their estimated realizable value and mainly consist of (i) non-cement related assets acquired in business combinations, (ii) various assets held for sale received from customers as payment of trade receivables, and (iii) real estate held for sale.

9. INVESTMENTS AND NONCURRENT RECEIVABLES

A) INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

As of December 31, 2003 and 2004, investments in affiliated companies, accounted for by the equity method, are summarized as follows:

                                                 2003                2004
                                             -------------      -------------
 Book value at acquisition date.........  Ps     4,149.2           13,175.3
 Equity in income and other
    changes in stockholders' equity.....         3,200.1            3,728.0
                                             -------------      -------------
                                          Ps     7,349.3           16,903.3
                                             =============      ==============

Investments held by subsidiaries in CEMEX shares, amounting to Ps9,814.6 (153,594,177 CPOs and 30,709,083 appreciation warrants) at December 31, 2003 and Ps12,512.1 (154,014,032 CPOs) at December 31, 2004, are offset against majority interest stockholders' equity in the accompanying financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The Company's principal acquisitions and divestitures during 2002, 2003 and 2004 are as follows:

I. On September 27, 2004, as a result of a public offer to purchase the outstanding shares of RMC, CEMEX acquired 50 million shares for approximately (pound)432 million (U.S.$786 million), which represents approximately 18.8% of RMC's outstanding stock. RMC, headquartered in the United Kingdom, is a leading international producer and supplier of materials, products and services used primarily in the construction industry. The acquisition of the remaining 81.2% is subject to several authorizations and may conclude during the first quarter of 2005 (see note
     2).

II. On November 15, 2004, CEMEX announced that it had reached a preliminary understanding with a Brazilian company to sell the cement plants in Charlevoix, Michigan, and Dixon, Illinois, both located in the United States. The transaction, valued at approximately U.S.$400 million, is expected to close in the first quarter of 2005, subject to definitive documentation and the satisfaction of customary conditions precedent. The combined capacity of these plants is close to 2 million tons and in 2004 revenues from those operations represented around 10% of CEMEX operations in that country.

III. In August 2004, a subsidiary acquired 6.83% (695,065 shares) of CAH equity for approximately U.S.$70 million. In addition, in 2004, 1,398,602 CAH shares were exchanged for 27,850,713 CPOs with an approximate value of U.S.$172 million (Ps1,916.0). In 2003, 84,763 CAH shares were exchanged for 1,683,822 CPOs, with an approximate value of U.S.$7.8 million (Ps93.2). Exchanges during 2004 and 2003 resulted from the agreements established on July 12, 2002, through which in 2003, 1,483,365 CAH shares would be acquired by a forward exchange requiring delivery of 28,195,213 CPOs. In April 2003, the original settlement date was modified with respect to 1,398,602 CAH shares, which were acquired during 2004. In 2002, 25,429 CAH shares were acquired for U.S.$2.3 million. For accounting purposes, the 1,483,365 CAH shares were consolidated since July 2002, recognizing an account payable of U.S.$140 million, equivalent to the price of 28,195,213 CPOs as of the date of the exchange agreements. In 2004, CEMEX recorded a loss in stockholders' equity for approximately Ps1,000.4 representing the excess in the price paid over the book value of the CAH shares held by minority interests. Through the transactions mentioned above, the Company's share in CAH increased to 99.1%.

IV. In August and September 2003, for a combined price of approximately U.S.$99.7 million (Ps1,190.5), CEMEX, Inc. acquired Mineral Resource Technologies, Inc. ("MRT"), a distributor of minerals used in manufacturing of ready-mix concrete, and a cement plant and quarry with an annual production capacity of 560 thousand tons located in Dixon, Illinois, United States. The operating results of MRT and the Dixon plant are included in the consolidated financial statements since the respective acquisition dates. During 2002, CEMEX, Inc. sold aggregate quarries and other equipment for an approximate amount of U.S.$49 million.

V. On July 30, 2002, through a public tender offer, a subsidiary of the Company acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc. ("PRCC"), for approximately U.S.$180.2 million. As of December 31, 2002, the consolidated financial statements include the balance sheet of PRCC and the results of operations as of and for the five-month period ended December 31, 2002.

VI. In July 2002, a Company subsidiary acquired the 30% remaining economic interest of Solid from third parties for approximately U.S.$95 million. Prior to this purchase, CEMEX indirectly had a 70% economic interest in Solid through CAH. As a result of this acquisition and the subsequent increases in CAH's equity interest held by CEMEX, the approximate indirect economic interest of CEMEX in Solid increased from 54.2% to 99.1%.

Certain condensed financial information of Dixon and MRT, companies acquired in 2003, that were consolidated in the Company's financial statements in the year of acquisition is presented below:

Total assets.........................................      Ps       1,301.6
Total liabilities....................................                 119.4
Stockholders' equity.................................               1,182.2
                                                              ---------------
Sales................................................      Ps         197.6
Operating income.....................................                  12.2
Net income...........................................                  12.1
                                                              ---------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


As of December 31, 2003 and 2004, the consolidated investments in affiliated companies are as follows:


                                                                                  % Equity
                                                    Activity        Country       interest          2003           2004
                                                   ----------    ------------    ----------      -----------    -----------
RMC Group p.l.c. .................................. Concrete        United         18.8      Ps      -              9,186.8
                                                                    Kingdom
PT Semen Gresik, Tbk...............................  Cement        Indonesia       25.5             2,919.4         2,774.3
Control Administrativo Mexicano, S.A. de C.V.......  Cement         Mexico         49.0             2,087.9         2,238.5
Trinidad Cement Limited............................  Cement        Trinidad        20.0               341.0           297.8
Cementos Bio Bio, S.A..............................  Cement          Chile         11.9               438.2           472.6
Cancem, S.A. de C.V................................  Cement         Mexico         10.0               212.3           228.7
Lehigh White Cement Company........................  Cement          U.S.          24.5               127.4           142.3
Societe des Ciments Antillais......................  Cement      Antilles Fr.      26.1               170.8           198.6
Caribbean Cement Company Limited...................  Cement         Jamaica         5.0               109.0           116.7
Others.............................................     -              -             -                943.3         1,247.0
                                                                                                 -----------    -----------
                                                                                             Ps     7,349.3        16,903.3
                                                                                                 ===========    ===========

During 2003, the management of PT Semen Padang ("Padang"), subsidiary of Gresik, by different means obstructed the ownership rights of Gresik, by not acknowledging the Padang's administration designated by Gresik in May's 2003 stockholders' meeting. In September 2003, pursuant to a court order, the management appointed by Gresik finally assumed its duties. In addition, the former management failed to provide financial information to Gresik, required for consolidation purposes. Therefore, the consolidated financial statements of Gresik, at December 31, 2002, included unaudited information of Padang. The external auditors of Gresik, who were also auditors of Padang, abstained from giving an opinion since Padang represented around 16% of the combined net assets. In December 2003, Gresik designated new auditors to review the 2002 and 2003 consolidated financial statements. The in-depth troubles persist and are related to the agreements of 1998 between the Indonesian government and CEMEX. According to these agreements, the government would sell to CEMEX the majority interest of Gresik and subsidiaries, which has not occurred mainly due to the opposition of the provincial administration of West Sumatra, which has argued that the original sale of Padang by the government to Gresik in 1995 is invalid, since certain necessary approvals were not obtained. As a result of this situation, in December 2003, CEMEX filed before the International Center for the Settlement of Investments Disputes, a request for arbitration against the Indonesian government.

The arbitration tribunal was constituted in May 2004 and held its first session in July 2004, at which the Indonesian government objected the tribunal's jurisdiction. As of December 31, 2004, the tribunal was still determining if it has jurisdiction to hear the dispute. The resolution of in-depth issues can take several years. Based on the information arising from the procedures indicated before, CEMEX will evaluate its investment in conformity with its accounting policies. As of December 31, 2003 and 2004, CEMEX used the best information available in order to valuate and update its investment in Gresik.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


B)   NONCURRENT ACCOUNTS RECEIVABLE

Consolidated amounts include assets for the valuation of derivative instruments (notes 12 and 17) of Ps1,206.0 in 2003 and Ps1,660.0 in 2004. Furthermore, they include investments in private funds, recorded at fair value of U.S.$16.1 million (Ps192.3) in 2003 and U.S.$8.4 million (Ps93.3) in 2004. Of the private funds in 2003, U.S.$9.3 million (Ps103.8) were reclassified to cash and investments in 2004, since their liquidation is expected within a three-month-period or less. In 2003 and 2004, approximately U.S.$7.3 million (Ps87.2) and U.S.$2.3 million (Ps25.6) were contributed to these funds, respectively.

10. PROPERTIES, PLANT AND EQUIPMENT

In December 2003 and 2004, based on periodic impairment analysis (note 3U), losses of approximately Ps318.1 and Ps1,130.6, respectively, were recognized within other expenses, derived from maritime terminals in the Asian region that are out of service and the closing of cement assets in Mexico in 2003, and the closing of cement assets in the Philippines and Mexico in 2004. The impaired assets in Mexico in 2003 were first adjusted in 1999 when they ceased operations to their estimated realizable value and their depreciation was suspended. The approximate effect of having suspended the depreciation in 2002 was Ps43.3.

11. INTANGIBLE ASSETS AND DEFERRED CHARGES

As of December 31, 2003 and 2004, consolidated intangible assets of definite and indefinite life and deferred charges, are summarized as follows:


                                                                      2003             2004
                                                               ---------------    --------------
Intangible assets of indefinite useful life:
Goodwill...............................................     Ps        50,311.8          47,833.3
Accumulated amortization................................              (8,815.1)       (10,213.1)
                                                               ---------------    --------------
                                                                      41,496.7          37,620.2
                                                               ---------------    --------------
Intangible assets of definite useful life:
Cost of internally developed software...................               3,225.1           3,014.7
Additional minimum liability (note 14)..................               1,177.2             911.6
Accumulated amortization................................              (1,509.5)        (1,937.4)
                                                               ---------------    --------------
                                                                       2,892.8           1,988.9
                                                               ---------------    --------------
Deferred Charges:
Prepaid pension costs (note 14).........................                 412.0             440.3
Deferred financing costs................................                 619.7             551.5
Deferred income taxes (note 18B)........................               2,276.8           1,913.9
Others..................................................               3,316.0           3,567.0
Accumulated amortization ...............................              (1,763.4)        (1,842.2)
                                                               ---------------    --------------
                                                                       4,861.1           4,630.5
                                                               ---------------    --------------
                                                            Ps        49,250.6          44,239.6
                                                               ===============    ==============

As a result of the impairment evaluations (note 3U), CEMEX recognized within other expenses, impairment losses of goodwill for Ps109.4 in 2002, Ps936.9 in 2003 and Ps248.9 in 2004. Such losses consist of those related to the Company's information technology business unit, which were Ps109.4 in 2002, Ps167.2 in 2003 and Ps248.9 in 2004 and those related to the business units in the Asian region in 2003 were Ps769.7.

The amortization expenses of intangible assets and deferred charges were Ps2,961.0 in 2002, Ps2,983.6 in 2003 and Ps2,869.9 in 2004, of which, 65%, 69%
and 66% were recognized in other expenses, respectively, while the difference in each year was recognized within operating expenses.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


12. SHORT-TERM AND LONG-TERM BANK LOANS AND NOTES PAYABLE

As of December 31, 2003 and 2004, short-term and long-term consolidated debt, by type of financing and currency, as well as the interest rates information, which include the effects of the related derivative financial instruments, are summarized as follows:


                                                              Weighted                                 Amount         %
As December 31, 2003                              Original    effective   Carrying    Relation to    subject to   subject to
                                                   rate         rate     amount (2)  derivatives(1) derivatives  derivatives
                                                -----------------------------------------------------------------------------
Short-term bank loans
 Lines of credit in Mexico......................  Variable      2.1%          783.4        -             -         -
 Lines of credit in foreign countries...........  Variable      1.0%        1,850.7        -             -         -
                                                                        ------------               -----------------------
                                                                            2,634.1                      -         -
                                                                        ------------
Short-term notes payable


 Mexican commercial paper programs.............   Variable      6.3%        2,007.8       CCS          2,007.8    100.0%
 Foreign commercial paper programs..............  Variable      2.6%        1,134.3        -             -         -
 Other notes payable............................  Variable      7.4%           30.9        -             -         -
                                                                        ------------               -----------------------
                                                                            3,173.0                    2,007.8     63.3%
                                                                        ------------
                                                                            5,807.1
 Current maturities.............................                           10,062.8
                                                                        ------------
                                                                           15,869.9
                                                                        ============
Long-term bank loans
 Syndicated, 2004 to 2007.......................  Variable      2.2%       12,594.1       CCS          1,358.3     10.8%
 Syndicated, 2004 to 2006.......................    Fixed       7.4%        6,567.8       IRS          6,567.8    100.0%
 Bank loans, 2004 to 2007.......................  Variable      1.8%        7,821.9         -            -         -
 Bank loans, 2004 to 2006.......................    Fixed       7.4%        2,694.7       IRS          2,536.9     94.1%
                                                                        ------------               -----------------------
                                                                           29,678.5                   10,463.0     35.3%
                                                                        ------------
Long-term notes payable
 Euro medium-term notes, 2004 to 2009...........    Fixed       8.0%        3,871.7       CCS            797.9     20.6%
 Medium-term notes, 2004 to 2007................  Variable      3.0%        7,796.6       CCS          6,883.0     88.3%
 Medium-term notes, 2004 to 2015................    Fixed       5.8%       19,636.0       CCS          6,227.9     31.7%
 Other notes, 2004 to 2010......................  Variable      2.1%        2,804.2        -             -         -
 Other notes, 2004 to 2009......................    Fixed       6.6%          451.9       IRS            448.4     99.2%
                                                                        ------------               -----------------------
                                                                           34,560.4                   14,357.2     41.5%
                                                                        ------------
                                                                      ==   64,238.9
 Current maturities.............................                          (10,062.8)
                                                                        ------------
                                                                           54,176.1
                                                                        ============

                                                                                                       Effective
Debt by currency(2)                          Total debt       Short-term  Effective rate  Long-term      rate
                                            ------------     ---------------------------------------------------
 Dollar.....................................   47,613.8          5,287.8         4.4%      42,326.0      5.5%
 Japanese yen...............................    9,573.9          4,799.9         0.6%       4,774.0      1.2%
 Euros......................................   12,443.7          5,591.6         2.8%       6,852.1      3.4%
 Mexican pesos..............................      251.5            102.4         7.3%         149.1      7.3%
 Egyptian pounds............................      114.7             76.8        11.3%          37.9     10.9%
 Other currencies...........................       48.4             11.4        11.5%          37.0     12.6%
                                            ------------     ------------               -------------
                                               70,046.0         15,869.9                   54,176.1
                                            ============     ============               =============

s

                                             CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                               December 31, 2002, 2003 and 2004
                                 (Millions of constant Mexican Pesos as of December 31, 2004)



                                                              Weighted                                 Amount         %
As December 31, 2004                              Original    effective   Carrying    Relation to    subject to   subject to
                                                   rate         rate     amount (2)  derivatives(1) derivatives  derivatives
                                                -----------------------------------------------------------------------------
Short-term bank loans
 Lines of credit in Mexico......................  Variable      2.9%         530.5        CCS           744.3     100.0%
 Lines of credit in foreign countries...........  Variable      1.4%       4,501.4         -             -           -
                                                                        ------------               -----------------------
                                                                           5,031.9                      744.3      14.8%
                                                                        ------------
Short-term notes payable
 Foreign commercial paper program...............  Variable      2.5%         252.0         -             -           -
 Other notes payable............................  Variable      7.4%          67.9         -             -           -
                                                                        ------------               -----------------------
                                                                             319.9                       -           -
                                                                        ------------
                                                                           5,351.8
 Current maturities.............................                           6,275.2
                                                                        ------------
                                                                          11,627.0
                                                                        ============
Long-term bank loans
 Syndicated loans, 2005 to 2009.................  Variable      3.7%      22,391.4         -             -           -
 Syndicated loans, 2005 to 2009.................    Fixed       1.4%       2,098.7         -             -           -
 Bank loans, 2005 to 2007.......................  Variable      2.8%       5,734.3         -             -           -
 Bank loans, 2005 to 2007.......................    Fixed       7.4%          78.0         -             -           -
                                                                        ------------               -----------------------
                                                                           30,302.4                       -           -
                                                                        ------------
Long-term notes payable
 Euro medium-term notes, 2005 to 2009...........                           1,263.3         -             -           -
                                                    Fixed     11.1%
 Medium-term notes, 2005 to 2008................  Variable      3.7%       8,420.7        CCS         6,611.3      78.5%
 Medium-term notes, 2005 to 2015................    Fixed       5.7%      19,576.8        CCS         5,098.4      26.0%
 Other notes, 2005 to 2015......................  Variable      3.8%         955.4         -             -           -
 Other notes, 2005 to 2009......................    Fixed       3.3%         196.1         -             -           -
                                                                        ------------               -----------------------
                                                                          30,412.3                   11,709.7      38.5%
                                                                        ------------
                                                                          60,714.7
 Current maturities.............................                          (6,275.2)
                                                                       ------------
                                                                          54,439.5
                                                                       ============


                                                                                   Effective               Effective
Debt by currency(2)                               Total debt        Short-term       Rate       Long-term     Rate
                                                ------------      --------------------------------------------------
 Dollar.........................................    36,874.5           3,322.0        4.5%       33,552.5     4.9%
 Japanese yen...................................     9,363.0           3,202.7        0.5%        6,160.3     1.5%
 Euros..........................................    10,089.8           4,898.8        2.7%        5,191.0     3.5%
 Sterling pounds................................     9,286.9                 -          -         9,286.9     5.5%
 Mexican pesos..................................       415.5             192.5        7.3%          223.0     5.3%
 Egyptian pounds................................        11.0              11.0       13.5%              -       -
 Other currencies...............................        25.8                 -          -            25.8    15.6%
                                                ------------      ------------               ------------
                                                    66,066.5          11,627.0                   54,439.5
                                                ============      ============               ============

(1) IRS or Interest Rate Swaps are instruments used to exchange interest rates (note 12A). CCS or Cross Currency Swaps are instruments to exchange both interest rates and currencies (note 12B).

(2) Include the effects for currencies exchange originated by the CCS.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The most representative exchange rates to the financial debt are as follows:

                                                      2003           2004
                                                 -------------   -------------
Mexican pesos per dollar.....................         11.24          11.14
Japanese yen per dollar......................        107.39         102.49
Euros per dollar.............................        0.7948         0.7383
Sterling pounds per dollar...................        0.5599         0.5218
                                                 =============   =============

The maturities of long-term debt as of December 31, 2004 are as follows:

                                                                 Consolidated
                                                                 -------------
2006......................................................    Ps    19,929.1
2007......................................................          13,697.8
2008......................................................           8,044.5
2009......................................................           6,666.6
2010 and thereafter.......................................           6,101.5
                                                                 -------------
                                                              Ps    54,439.5
                                                                 =============

In the consolidated balance sheet at December 31, 2003 and 2004, there were short-term debt transactions amounting to U.S.$395 million (Ps4,716.8) and U.S.$847.2 million (Ps9,438.1), respectively, classified as long-term debt due to the Company's ability and the intention to refinance such indebtedness with the available amounts of committed long-term lines of credit.

As of December 31, 2004, the Company and its subsidiaries have the following lines of credit, both committed and subject to the banks' availability, at annual interest rates ranging from 0.5% and 15.6%, depending on the negotiated currency:

                                                             Line of credit      Available
                                                             ---------------   -------------
European commercial paper (U.S.$600 million)..........    Ps    6,684.0           6,684.0
Revolving credit facility (U.S.$ 800 million).........          8,912.0           5,102.1
Mexican commercial paper..............................          3,000.0           3,000.0
Long-term credit in current account..................           1,671.0              -
Other lines of credit in foreign subsidiaries.........         11,378.7           4,599.8
Other lines of credit from banks......................          6,561.5           1,559.6
                                                             ---------------   -------------
                                                          Ps   38,207.2          20,945.5
                                                             ===============   =============

Credit lines information included in the table above does not include lines of credit agreed with financial institutions for approximately U.S.$5,050 million for the acquisition of RMC (note 2).

In June 2004, CEMEX negotiated a revolving syndicated line of credit maturing in three years for U.S.$800 million. Resources from this transaction and other lines of credit were used to prepay the remaining outstanding U.S.$700 million of the multi-currency credit of U.S.$1,150 million negotiated in 2003 and to liquidate the U.S. commercial paper program for U.S.$300 million. On October 15, 2003, a Dutch subsidiary negotiated a multi-currency credit for an equivalent at that date of U.S.$1,150 million. Funds were obtained as follows:
Euro 256.4 million maturing in two years and U.S.$550 million and yen 32,688 million maturing in three years. Such amounts were used mainly to repay a revolving credit facility of U.S.$400 million and for the early redemption in 2003 of the remaining outstanding prefered stock financing of U.S.$650 million related to the purchase of CEMEX Inc. (note 15E).

In March 2004, CEMEX Spain negotiated a multi-currency syndicated loan of 400 million euros, divided as follows: 1) a 364-day revolving line of credit; 2) a five-year multicurrency loan, and 3) a fixed rate 5-year credit denominated in yen. In addition, in April 2004, CEMEX Spain through one of its subsidiaries, made a private debt issuance of 11,068 million yen (U.S.$100.2 million) to a group of insurance companies and pension funds in the United States. Proceeds obtained from this transaction were used to refinance short-term debt and for other general corporate purposes.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


In October 2004, CEMEX completed a tender offer for its 9.625% Notes due in 2009 of U.S.$200 million and for the remaining outstanding balance of its 12.7% Notes due in 2006 of U.S.$91.6 million, which had been previously reduced as a result of a tender offer that culminated in 2002. In the 2004 offer, U.S.$138.5million (Ps1,542.9) and U.S.$39.7 million (Ps442.3) of these notes were retired, respectively. As of December 31, 2003, and as a result of the tender offer in 2002, the Company had an outstanding balance of U.S.$91.6 million (Ps1,093.8) of its 12.7% Notes, which original amount was U.S.$300 million. As of December 31, 2004, the outstanding balance of the 9.625% Notes was U.S.$61.6 million (Ps686.2) and of the 12.7% Notes was U.S.$51.9 million (Ps578.2). Expenses related to the offer and the premiums paid to the notes holders as a result of the early retirement, which amounted to approximately U.S.$54 million (Ps657.9) in 2002 and U.S.$38 million (Ps423.3) in 2004, were recognized within other expenses.

As of December 31, 2003 and 2004, in order to: (i) hedge contractual cash flows of certain financial debt with floating rates or exchange floating for fixed interest rates on a debt portion (note 12A), and (ii) reduce the financial cost of debt originally contracted in dollars or pesos (note 12B), the Company has negotiated derivative financial instruments related to short-term and long-term debt, which are described below:

A)   Interest Rate Swaps Contracts

As of December 31, 2003 and 2004, information with respect to interest rate swaps ("IRS") related to short-term and long-term financial debt is summarized as follows:


   (U.S.dollar millions)      Notional        Debt                       CEMEX       CEMEX    Effective   Estimated fair
        Related debt           amount       currency    Maturity date    receives*    pays       rate         value
 -----------------------------------------------------------------------------------------------------------------------
                                              Interest Rate Swaps in 2003
                                              ---------------------------
  Long-term
  Syndicated loans......      U.S.$  550      Dollar       Mar 2008       LIBOR       6.5%       7.4%     U.S.$  (70.3)
    Bank loans............           250      Dollar       Mar 2008       LIBOR       5.4%       7.3%            (33.4)
                            --------------                                                              ----------------
                                     800                                                                        (103.7)
  Not assigned(1)
    Long-term debt........         1,050      Dollar       Feb 2009       LIBOR       3.5%       2.3%           (124.4)
                            --------------                                                              ----------------
                              U.S.$1,850                                                                   U.S.$(228.1)
                            --------------                                                              ----------------
                                              Interest Rate Swaps in 2004
                                              ---------------------------
  Not assigned(1)
  Long-term debt........     U.S.$1,950       Dollar       Oct 2009    L + 26 bps     5.6%       5.8%      U.S.$(174.2)
                            --------------                                                              ================


* LIBOR ("L") represents the London Interbank Offering Rate, used in the market for debt denominated in U.S. dollars.
(1) These instruments have optionality.

As of December 31, 2003 and 2004, the non-assigned interest rate swaps presented above, which are part of and complement the financial strategy of CEMEX, however, do not meet the accounting hedge criteria, consequently, changes in the estimated fair value of these instruments were recognized in earnings. As of December 31, 2003 interest rate swaps with a notional amount of U.S.$800 million were designated as accounting hedges of contractual cash flows (interest payments) of the related floating rate debt. Therefore, changes in the estimated fair value of these instruments were recognized in stockholders' equity (note 3N).

During 2004, the notional amount of interest rate swaps increased by U.S.$100 million as compared to 2003. This increase was mainly due to a new interest rate swap for a notional amount of U.S.$200 million, negotiated upon the exercise of interest rate options ("swaptions"). The increase was partially offset by the early settlement of interest rate swaps and cap options for a notional of U.S$100 million. As of December 31, 2003, of the approximate loss in the estimated fair value of interest rate swaps of U.S.$228.1 million (Ps2,723.8), losses of approximately U.S.$126 million (Ps1,504.6) correspond to the estimated fair value that swaptions, Forward Rate Agreements ("FRAs") and the floor and cap options had upon expiration or settlement. These losses were recognized in earnings of prior periods between origination of the contracts and their termination.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


During 2003 and 2004, due to changes in the interest rate mix of the financial debt portfolio, interest rate swaps were settled in agreement with the financial counterparties for notional amounts of U.S.$1,106 million and U.S.$100 million, respectively. These settlements resulted in losses of U.S$41.9 million (Ps500.4) in 2003 and losses of U.S.$8.3 million (Ps92.5) in 2004, corresponding to the estimated fair value of the contracts on the settlement date, which were recognized in earnings in the respective periods.

As of December 31, 2003, there were swaptions for a notional amount of U.S.$200 million, with an estimated market loss of U.S.$24.9 million (Ps297.3), negotiated to exchange floating for fixed interest rates. These options were exercised in July 2004, and the counterparty elected to negotiate with CEMEX new interest rate swaps receiving a fixed rate and paying a floating rate for a five-year period. Likewise, during 2003, the Company sold and later settled options for a notional amount of U.S.$400 million, resulting in a net gain of approximately U.S.$1.1 million (Ps13.2). In 2002 and 2003, from the sale of swaptions, CEMEX received premiums for approximately U.S.$57.6 million (Ps701.8) and U.S.$25.0 million (Ps298.5), respectively. Premiums received as well as changes in the estimated fair value of the options, which represented losses of approximately U.S.$110.9 million (Ps1,351.3) in 2002 and gains of approximately U.S.$1.6 million (Ps19.1) in 2003, were recognized in earnings of each period. In addition, in 2002 and 2003, losses of approximately U.S.$92.3 million (Ps1,124.7) and U.S.$23.9 million (Ps285.4), respectively, were recognized in earnings as a result of the settlement or termination of the swaption contracts.

As of December 31, 2002, the Company held forward rate agreements ("FRAs") for a notional amount of U.S.$650 million, negotiated in 2001 to fix the interest rate of future debt issuances, which were not completed due to market conditions. These instruments were designated at the end of 2002 as accounting hedges of the interest rate of debt issuances, which were negotiated in 2003. These contracts expired in June 2003 and new interest rate swaps were negotiated. At maturity, an approximate loss of U.S.$37.6 million (Ps449.0) was recognized in stockholders' equity and is being amortized to the financial expense as part of the effective interest rate of the related debt. The amount amortized was U.S$7.8 million (Ps93.1) in 2003 and U.S$4.3 million (Ps47.9) in 2004. The changes in the estimated fair value of these contracts during 2002 represented losses of approximately U.S.$33.7 million (Ps410.6), which were recognized in earnings, except for a loss of U.S.$42.4 million (Ps506.3), which was recognized in stockholders' equity, corresponding to the change in valuation after these contracts were designated as accounting hedges.

As of December 31, 2002, there were floor and cap options for a notional amount of U.S.$711 million, with maturity in March 2008. These options were settled in May 2003, through the negotiation of interest rate swaps. These options were structured as part of an interest rate swap for the same notional amount that was settled in 2002. The changes in the estimated fair value of the floor and cap options until settlement represented losses of approximately U.S.$55.2 million (Ps672.4) in 2002 and U.S.$0.1 million (Ps1.6) in 2003. These losses were recognized in earnings in the respective periods.

B) Cross Currency Swap Contracts and Other Currency Instruments

As of December 31, 2004 and 2003, there were Cross Currency Swaps ("CCS"), through which the Company exchanges the originally contracted interest rates and currencies on notional amounts of related short-term and long-term debt. During the life of the contracts, the cash flows related to the exchange of interest rates under the CCS, match, in interest payment dates and conditions, those of the underlying debt.

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

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


As of December 31, 2003 and 2004, information with respect to the CCS is summarized as follows:


                                                                Currencies               Interest Rates
                                                         ------------------------------------------------------
                                                                     Amount in
(Amounts in millions)                        Notional      Original     new       CEMEX       CEMEX   Effective  Estimated
Related Debt                Maturity date     amount        amount    currency   receives *    pays *     rate    fair value
-------------------------- -------------------------------------------------------------------------------------------------

CCS in 2003
Mexican peso to dollar
Short term notes...........    Jan 2004    U.S.$   168.1     Ps2,019 U.S.$ 168        N/A       N/A        6.3%  U.S.$   0.8
                                           -------------                                                         -----------

Mexican peso to dollar
Medium term notes.......... Nov 04-Dec 07          468.9    Ps 6,485 U.S.$ 469 TIIE+62 bps   L+121bps      2.7%         74.4
Mexican peso to dollar
Medium term notes.......... Apr 05-Apr 07          233.3    Ps 3,579 U.S.$ 233        12.4%  L+99 bps      1.9%        103.0
Mexican peso to dollar
Medium term notes.......... Mar 06-Dec 08          377.8    Ps 4,131 U.S.$ 378         8.6%    4.6%        3.8%          0.2
Mexican peso to dollar
Medium term notes..........    Oct 2007             79.9      Ps 850  U.S.$ 80 CETES+145bps    4.3%        4.3%        (8.9)
Mexican peso to yen
Medium term notes.......... Jun 05-Jun 06           66.8    U.S.$ 67  Yen 1,904   L+127 bps    1.9%        9.3%         93.2
Mexican peso to yen
Euro-medium term notes..... Jun 05-Jan 06           51.8    Ps 1,672  Yen 6,008        8.8%    2.6%        1.3%        (0.7)
                                           -------------                                                        ------------
                                                 1,278.5                                                               261.2
                                           -------------                                                        ------------
                                            U.S.$1,446.6                                                          U.S.$262.0
                                           =============                                                        =============

CCS in 2004
Dollar to yen
Short term notes...........    Jun 2005       U.S.$ 66.8     U.S.$67 Yen 1,904  L+127 bps      1.9%        2.9%   U.S.$ 92.9
                                           -------------                                                        ------------

Mexican peso to dollar
Medium term notes.......... Jun 05-Jun 06          308.4    Ps 3,804 U.S.$ 308 TIIE+55 bps   L+125bps      4.0%         33.3
Mexican peso to dollar
Medium term notes.......... Apr 05-Apr 07          233.3    Ps 3,369 U.S.$ 233        12.4%  L+97 bps      3.3%         87.8
Mexican peso to dollar
Medium term notes.......... Mar 06-Dec 08          377.8    Ps 4,022 U.S.$ 378         8.6%    4.6%        3.9%          2.8
Mexican peso to dollar
Medium term notes..........    Oct 2007             79.9      Ps 800  U.S.$ 80 CETES+145bps    4.3%        4.3%        (5.9)
Mexican peso to yen
Euro-medium term notes.....    Jan 2006             51.8      Ps 602  Yen 6,008        8.8%    2.6%        1.3%        (2.4)
                                           -------------                                                        ------------
                                                 1,051.2                                                               115.6
                                           -------------                                                        ------------
                                            U.S.$1,118.0                                                          U.S.$208.5
                                           =============                                                        =============

* LIBOR ("L") represents the London Interbank Offering Rate, used in the market for debt denominated in U.S. dollars. TIIE represents the Interbank Offering Rate in Mexico, and CETES are public debt instruments issued by the Mexican government. As of December 31, 2004, the LIBOR rate was 2.56%, the TIIE rate was 8.95% and the CETES yield was 8.61% per annum.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The periodic cash flows underlying the CCS arising from the exchange of interest rates are determined over the notional amounts in the exchanged currency. The CCS have not been designated as accounting hedges; therefore, changes in their estimated fair values are recognized through the income statement. As mentioned in note 3N, portions of the assets and liabilities resulting from the estimated fair value recognition of the CCS have been offset for presentation purposes, in order to reflect the cash flows that the Company expects to receive or pay upon settlement of these financial instruments. Through this presentation, the book value of the financial indebtedness directly related to the CCS is presented as if it had been effectively negotiated in the exchanged currencies instead of in the originally negotiated currencies. Assuming an early liquidation of the CCS, the related financial liabilities and their corresponding interest expense would be established in the rates and currencies originally contracted beginning as of the settlement date.

As of December 31, 2003 and 2004, related to the estimated fair value of the CCS, the Company recognized net assets of U.S.$262.0 million (Ps3,128.7) and U.S.$208.5 million (Ps2,322.7), respectively, of which U.S.$364.5 million (Ps4,352.7) in 2003 and U.S.$300.7 million (Ps3,349.8) in 2004 relates to a prepayment made to yen and dollar denominated obligations under the CCS. This is presented by decreasing the carrying amount of the related debt, while a loss of U.S.$102.5 million (Ps1,224.0) in 2003 and a loss of U.S$92.2 million (Ps1,027.1) in 2004 represents the net liabilities arising from the CCS' estimated fair value without prepayment effects.

In accordance with presentation guidelines applied by the Company to the assets or liabilities related to the CCS (note 3N); in connection to the net liabilities without prepayment effects in 2003 and 2004 described in the paragraph above, losses directly related to variations in exchange rates between the origination of the CCS and the balance sheet date of approximately U.S.$171.9 million (Ps2,052.8) in 2003 and U.S.$131.8 million (Ps1,468.3) in
2004, were presented as part of the related debt carrying amount. Likewise, gains of approximately U.S.$12.2 million (Ps145.7) in 2003 and U.S.$10.9 million (Ps121.4) in 2004, corresponding to the periodic cash flows exchange for interest rates, were presented as an adjustment of the related financing interest payable. The remaining net assets of U.S.$57.2 million (Ps683.0) in 2003 and U.S.$28.7 million (Ps319.7) in 2004 were presented in the consolidated balance sheet within short-term and long-term other assets, as applicable.

For the years ended December 31, 2002, 2003 and 2004, the changes in the estimated fair value of the CCS, excluding the effects of prepayments, resulted in losses of approximately U.S.$192.2 million (Ps2,341.8) and U.S.$149.7 million (Ps1,787.6) in 2002 and 2003, respectively, and a gain of approximately U.S.$10.3 million (Ps114.7) in 2004. These results were recognized in earnings of the respective periods.

Additionally, as of December 31, 2002, there were other currency instruments for a notional amount of U.S.$104.5 million, related to financial debt expected to be negotiated in the near future. These contracts matured in 2003, and a loss of approximately U.S.$3.6 million (Ps43.0) was recognized in earnings. In 2002, these contracts had an estimated fair value loss of approximately U.S.$6.8 million (Ps82.9), which was recognized in the income statement.

The estimated fair value of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the Company's overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties, and consequently, there is no direct measure of the Company's exposure to the use of these derivatives. The amounts exchanged in cash are determined based on the basis of the notional amounts and other terms included in the derivative financial instruments.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


C) Guaranteed Debt

As of December 31, 2003 and 2004, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. jointly, fully and unconditionally guaranteed indebtedness of the Company for an aggregate amount of U.S.$3,145 million (Ps37,555.6) and U.S.$3,087.8 million (Ps34,398.1), respectively. The combined summarized financial information of these guarantors as of December 31, 2002, 2003 and 2004 is as follows:

                                                          2003         2004
                                                       -----------  -----------
 Assets.............................               Ps   149,153.5   152,696.3
 Liabilities........................                     68,528.2   105,235.5
 Stockholders' equity...............                     80,625.3    47,460.8
                                                       -----------  -----------
                                         2002
                                       ---------
 Net sales.......................... Ps  25,535.0        25,931.6    26,037.3
 Operating income...................      3,997.4         2,951.6     3,323.9
 Net income.........................        509.6         6,412.5    17,167.8
                                       ----------      -----------  -----------

Certain debt contracts guaranteed by the Company and/or some of its subsidiaries contain restrictive covenants limiting sale of assets, maintenance of controlling interest on certain subsidiaries, limiting liens and requiring compliance with financial ratios. The Company obtains waivers prior to the occurrence of events of default.

13. OTHER NON-CURRENT LIABILITIES

As of December 31, 2003 and 2004, other non-current liabilities are integrated as follows:
                                                          2003         2004
                                                       -----------  -----------
Valuation of derivative financial
  instruments (notes 12 and 17)....................  Ps   5,225.9       3,690.8
Accruals for legal assessments
  and other responsibilities.......................       1,691.7       1,371.4
Asset retirement obligations and
  other environmental liabilities..................         944.5         865.9
Other liabilities and deferred credits.............       1,384.4       1,330.1
                                                       -----------  -----------
                                                     Ps   9,246.5       7,258.2
                                                       ===========  ===========

Accounts payable from derivative financial instruments represent the accumulated valuation losses resulting from the estimated fair value recognition of these instruments (notes 12 and 17). Accruals for legal assessments and other responsibilities (note 22), refer to the best estimation of cash flows with respect to legal claims where the Company is determined to be responsible and which are expected to be settled over a period greater than twelve months.

During 2004, the balance of this caption decreased primarily as a result of the reduction of Ps317.3 in the anti-dumping duties provision, and as a result of the reduction of Ps1,228.2 in the accounts payable from valuation of derivative financial instruments. Asset retirement obligations and other environmental liabilities include the future estimated costs, mainly from demolition, cleaning and reforestation of production sites at the end of their operation (note 3V). The expected average period to settle these obligations is greater than 15 years.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


14. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

For the years ended December 31, 2002, 2003 and 2004, the net periodic cost of pension plans and other postretirement benefits (note 3J), was Ps242.3, Ps491.3 and Ps470.5, respectively, and is described as follows:

                                                                 Pensions                       Other benefits*
                                                     --------------------------------    --------------------------------
Components of net periodic cost:                       2002       2003         2004        2002        2003        2004
                                                     -------    --------     --------    --------    --------    --------
Service cost...................................   Ps   291.8       305.4        308.0        30.3        33.3        40.4
Interest cost..................................        286.0       302.6        362.4        45.9        48.2        34.4
Actuarial return on plan assets................       (424.2)     (355.9)      (397.8)       (0.7)       (0.7)       (1.0)
Amortization of prior service cost, changes in                                                                           )
 assumptions and experience adjustments........         50.6       139.4        131.7        14.6        16.0        (7.6
Results from extinguishment of obligations.....        (50.3)        3.0         -           (1.7)       -            -
                                                     -------    --------     --------    --------    --------    --------
                                                  Ps   153.9       394.5        404.3        88.4        96.8        66.2
                                                     =======    ========     ========    ========    ========    ========

As of December 31, 2003 and 2004, the reconciliation of the actuarial value of pensions plans and other postretirement benefit obligations, as well as the funded status (note 3J), are presented as follows:

                                                                              Pensions                Other benefits*
                                                                      -----------------------     -----------------------
                                                                          2003          2004          2003         2004
                                                                      ---------     ---------     ---------    ----------
Change in benefit obligation:
Projected benefit obligation ("PBO") at beginning of year........  Ps   6,035.3     6,776.1           958.5         852.9
Service cost.....................................................         305.4       308.0            33.3          40.4
Interest cost....................................................         302.6       362.4            48.2          34.4
Actuarial result and amendments..................................         700.7      (311.9)          (95.8)       (223.5)
Acquisitions.....................................................         -            (1.0)           -             (0.2)
Initial valuation of other postretirement benefits...............         -             -              29.4          13.6
Foreign exchange fluctuations and inflation adjustments..........        (112.9)     (198.1)          (50.1)        (34.5)
Extinguishment of obligations....................................           2.0        (8.9)            2.3          -
Benefits paid....................................................        (457.0)     (450.4)          (72.9)        (72.5)
                                                                      ----------   ----------     ---------    ----------
Projected benefit obligation ("PBO") at end of year..............       6,776.1     6,476.2           852.9         610.6
                                                                      ----------   ----------     ---------    ----------
Change in plan assets:
Fair value of plan assets at beginning of year...................       5,360.3     5,852.3            18.9          36.2
Return on plan assets............................................         863.6       476.0             2.2           1.0
Foreign exchange fluctuations and inflation adjustments..........        (223.5)     (189.8)           (1.8)         (0.1)
Employer contributions...........................................         133.8       175.1            16.9           -
Extinguishment of obligations....................................        -             (9.0)           -              -
Benefits paid from the funds.....................................        (281.9)     (345.8)           -            (16.9)
                                                                      ----------   ----------     ---------    ----------
Fair value of plan assets at end of year.........................       5,852.3     5,958.8            36.2          20.2
                                                                      ----------   ----------     ---------    ----------
Amounts recognized in the balance sheets consist of:
Funded status....................................................         923.8       517.4           816.7         590.4
Prior service cost ..............................................      (1,489.9)   (1,403.5)         (115.6)        (15.0)
Net actuarial results............................................      (1,015.0)     (456.4)          (45.1)         71.6
                                                                      ----------   ----------     ---------    ----------
  Accrued benefit liability (prepayment).........................      (1,581.1)   (1,342.5)          656.0         647.0
  Additional minimum liability...................................       1,169.1       902.2             8.1           9.4
                                                                      ----------   ----------     ---------    ----------
    Net liability (prepayment) recognized........................  Ps    (412.0)     (440.3)          664.1         656.4
                                                                      ==========   ==========     =========    ==========

* The cost and the actuarial value of postretirement benefits, include the cost and obligations of postretirement benefits other than pensions, such as seniority premiums granted by law, as well as health care and life insurance benefits that the Company grants to retirees.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


As of December 31, 2003 and 2004, the combined actual benefit obligation ("ABO") of pensions and other postretirement benefits, equivalent to the PBO not considering salary increases, amounted to Ps6,315.1 and Ps6,110.1, respectively, of which the vested portion was Ps2,134.3 in 2003 and Ps2,065.3 in 2004.

An additional minimum liability (excess of the net actual liability over the net projected liability) is recognized in those cases when the ABO less the plan assets (net actual liability) is lower than the net projected liability. At December 31, 2003 and 2004, the Company recognized a minimum liability against an intangible asset for approximately Ps1,177.2 and Ps911.6, respectively.

Prior service cost and net actuarial results are amortized over the estimated service life of the employees under plan benefits. As of December 31, 2004, the average estimated service life for pension plans and other postretirement benefits is 13 years.

As of December 31, 2003 and 2004, the consolidated assets of the pension plans and other postretirement benefits are valued at their estimated fair value and are aggregated as follows:

                                                       2003             2004
                                                   ------------    -------------
Fixed-income securities......................   Ps     2,626.3         1,940.3
Marketable securities........................          2,532.0         3,497.1
Private Funds and other investments..........            730.2           541.6
                                                   ------------    -------------
                                                Ps     5,888.5         5,979.0
                                                   ============    =============

The Company applies real rates (nominal rates discounted for inflation) in the actuarial assumptions used to determine postretirement benefit liabilities. The most significant assumptions used in the determination of the net periodic cost are summarized as follows:

                                                                       2002              2003               2004
                                                                  --------------    --------------     --------------
Range of discount rates used to reflect the obligations'           3.0% - 7.0%       4.5% - 8.0%        4.5% - 8.0%
    present value..............................................
Weighted average rate of return on plan assets.................         7.8%             7.8%               7.6%
                                                                  --------------    --------------     --------------

During 2003, the Company's units in Mexico implemented a voluntary early retirement program, through which the retirement age was reduced by five years and all employees meeting the new requirements were given the option to retire. This program ended in May 2003, resulting in the early retirement of 230 employees and the increase of Ps604.4 in the projected benefit obligation and the non-amortized prior service cost of pensions and other postretirement benefits.

During 2002, the subsidiary of CEMEX in Spain, in agreement with its employees, changed the structure of most of its defined benefit plans, replacing them with defined contribution structures. In connection with this change, the subsidiary contributed on behalf of its employees covered by the new plans, assets in an amount equivalent to the obligation value as of the date of the exchange. These assets were already restricted within the previous plans. As of December 31, 2002, the effect of writing off the PBO and the non-amortized items, net of the assets contributed, are displayed on the table of the net periodic cost of pension plans and other postretirement benefits.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


15. STOCKHOLDERS' EQUITY

A) COMMON STOCK

The Company's common stock as of December 31, 2003 and 2004 is as follows:

                                                           2003                                      2004
                                          -------------------------------------     -------------------------------------
                                             Series A (1)        Series B (2)         Series A (1)         Series B (2)
                                          -----------------    ----------------     ----------------    -----------------
Subscribed and paid shares..............      3,547,614,432       1,773,807,216       3,703,634,244        1,851,817,122
Treasury shares (3).....................        287,097,712         143,548,856         249,133,670          124,566,835
Unissued shares authorized for Stock                      6                                       4                    2
 Option Plans...........................         113,114,10          56,557,053          107,960,62            53,980,31
                                          -----------------     ---------------     ----------------    -----------------
                                              3,947,826,250       1,973,913,125       4,060,728,538        2,030,364,269
                                          =================    ================     ================    =================

(1)  Series "A" or Mexican shares must represent at least 64% of capital stock.

(2) Series "B" or free subscription shares must represent at most 36% of capital stock.

(3) Includes the shares issued pursuant to the ordinary stockholders' meeting of April 24, 2003 that were not subscribed.

Of the total number of shares, 3,267,000,000 in 2003 and 2004 correspond to the fixed portion, while 2,654,739,375 in 2003 and 2,824,092,807 in 2004 correspond to the variable portion.

On April 24, 2003, the annual stockholders' meeting approved: (i) a reserve for share repurchases of up to Ps6,000.0 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps3,664.4 (nominal amount), issuing shares as a stock dividend for up to 750,000,000 shares equivalent to up to 250,000,000 CPOs, at a subscription price of Ps36.449 (nominal) per CPO, or instead, stockholders could have chosen to receive Ps2.20 (nominal amount) in cash for each CPO. As a result, shares equivalent to 98,841,944 CPOs were subscribed and paid, representing an increase in common stock of Ps3.6 and in additional paid-in capital of Ps3,895.8, considering a theoretical value of Ps0.0333 per CPO, while an approximate cash payment through December 31, 2003 was made for Ps71.0; and
(iii) the cancellation of the corresponding shares held in the Company's treasury.

On April 29, 2004, the annual stockholders' meeting approved: (i) a reserve for share repurchases of up to Ps6,000 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps4,169 (nominal amount), issuing shares as a stock dividend for up to 600,000,000 shares equivalent to up 200,000,000 CPOs, at a subscription price of Ps53.129 (nominal) per CPO, or instead, stockholders could have chosen to receive Ps2.35 (nominal amount) in cash for each CPO. As a result, shares equivalent to 75,433,165 CPOs were subscribed and paid, representing an increase in common stock of Ps2.6 and in additional paid-in capital of Ps4,154.2 considering a theoretical value of Ps0.0333 per CPO, while an approximate cash payment through December 31, 2004 was made for Ps167.4; and
(iii) the cancellation of the corresponding shares held in the Company's treasury.

See note 24(w) for a description of the Company's proposed stock split, approved at the April 28, 2005 extraordinary stockholders' meeting (unaudited).

B) RETAINED EARNINGS

Retained earnings as of December 31, 2004 include Ps90,496.4 of earnings generated by subsidiaries and affiliated companies that are not available to be paid as dividends by CEMEX until these entities distribute such amounts to CEMEX. Additionally, retained earnings as of December 31, 2004 include a share repurchase reserve in the amount of Ps6,283.2. Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2004 the legal reserve amounted to Ps1,591.1.

Earnings distributed as dividends, in excess of tax earnings, will be subject to a tax payment at a 30% rate; consequently, shareholders would receive only 70% after tax.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


C) EFFECTS OF INFLATION

The effects of inflation on majority interest stockholders' equity as of December 31, 2004 are as follows:

                                                                  Historical          Inflation
                                                                     cost            adjustment          Total
                                                                 --------------     --------------    -------------

Common stock...............................................   Ps         61.7            3,624.6           3,686.3
Additional paid-in capital.................................          24,056.6           17,283.2          41,339.8
Deficit in equity restatement..............................            -               (73,725.9)        (73,725.9)
Cumulative initial deferred income tax effects.............          (4,697.9)          (1,402.3)         (6,100.2)
Retained earnings..........................................          54,200.6           53,271.2         107,471.8
Net income.................................................   Ps     14,059.8              502.5          14,562.3
                                                                 ==============     ==============    =============

D) FOREIGN CURRENCY TRANSLATION

The foreign currency translation results recorded in stockholders' equity are summarized as follows:

                  Years ended December 31,                           2002                 2003               2004
                                                                 --------------     --------------    -------------

  Foreign currency translation adjustment.................    Ps      7,477.6              5,491.8            3,250.7
  Foreign exchange gain (loss) (1)........................           (3,024.7)            (1,661.8)             163.1
                                                                 --------------     --------------    -------------
                                                              P       4,452.9              3,830.0            3,413.8
                                                                 ==============     ==============    =============

 (1) Foreign exchange results from the financing identified with the acquisitions of foreign subsidiaries.

The foreign currency translation adjustment includes foreign exchange results from financing related to the acquisition of foreign subsidiaries made by the Company's subsidiary in Spain of Ps177.7 in 2002, Ps63.1 in 2003 and Ps2.9 in 2004.

E) PREFERRED STOCK

In October 2003, CEMEX repurchased the remaining balance of preferred stock of U.S.$650 million (Ps7,761.9), which was to mature in February and August 2004. The preferred stock was issued in November 2000 by a Dutch subsidiary for U.S.$1,500 million with an original maturity in May 2002 and was related to the financing of the CEMEX Inc. (formerly Southdown, Inc.) acquisition. The preferred stock was mandatorily redeemable upon maturity and granted its holders 10% of the subsidiary's voting rights, as well as the right to receive a guaranteed variable preferred dividend, and the option, in certain circumstances, to subscribe for additional preferred stock or common shares for up to 51% of the subsidiary's voting rights. Until its liquidation, this transaction was included as minority interest. Preferred dividends declared for approximately U.S.$23.2 million (Ps275.9) in 2002 and U.S.$12.5 million (Ps153.6) in 2003, were recognized as a part of minority interest in the consolidated income statements.

In October 2004, the Company liquidated the remaining capital securities for approximately U.S$66 million (Ps735.2). The preferred shares were issued in 1998 by a Spanish subsidiary for U.S.$250 million with an annual dividend rate of 9.66%. In April 2002, through a tender offer, U.S.$184 million of capital securities were redeemed. The amount paid to holders in excess of the nominal amount of the capital securities pursuant the early redemption of approximately U.S$20 million (Ps238.8) was recognized against stockholders' equity. The balance outstanding as of December 31, 2003 was U.S$66 million (Ps788.1). As of December 31, 2003, this transaction was recorded as minority interest. During 2004 and until its termination, as a result of new accounting pronouncements, this transaction was recorded as financial debt. Preferred dividends declared in 2002 and 2003 of approximately U.S.$11.9 million (Ps140.9) and U.S.$6.4 million (Ps78.0), respectively, were recognized as minority interest in the consolidated income statements Meanwhile, preferred dividends declared on the capital securities during 2004 of approximately U.S.$5.6 million (Ps66.1), were recorded in earnings as part of financial expenses.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


F) OTHER EQUITY TRANSACTIONS

In December 2004, 13,772,903 appreciation warrants ("warrants") remaining from the public purchase offer that was announced in November 2003, and which was concluded in January 2004, were settled upon maturity. Through the prior offer 90,018,042 warrants were repurchased. Considering the results of the purchase of warrants in January 2004, the expiration in December 2004 and the direct expenses related to these transactions, approximately Ps1,053 was paid. This amount was recognized against stockholders' equity within additional paid-in capital. In November and December 2003, CEMEX announced a public offer to purchase in cash up to 90,018,042 warrants in the Mexican Stock Exchange ("MSE"), and warrants represented by American Depositary Warrants ("ADWs) each ADW representing five warrants, traded on the New York Stock Exchange ("NYSE"). The warrants purchased pursuant to the offer represented approximately 86.73% of the then total outstanding warrants and included approximately 34.9 million warrants owned by or controlled by CEMEX and its subsidiaries. The expiration date of the offer was January 26, 2004.

The single price at which CEMEX purchased the warrants and ADWs was determined at the end of the tender offer period, and depended on the prices at which warrants and ADWs were tendered by their holders, which were between a range from Ps5.10 per warrant (Ps25.50 per ADW) to Ps8.10 per warrant (Ps40.50 per ADW). The tender proposals were ordered starting from the lowest price per warrant offered and so forth, until arriving at a price that covered the maximum number of warrants, and which was used to acquire the 90,018,042 warrants. According to this procedure, a single price of Ps8.10 per warrant was determined (representing Ps40.50 per ADW).

The warrants and ADWs subject to the offer were originally issued in December 1999 by means of a public offer on the MSE and the NYSE, in which 105 million warrants and ADWs with a December 2002 maturity were sold. In December 2001, in a simultaneous and voluntary public purchase and sale offer for the warrants and exchange offer for the ADWs, outstanding as of the offer date, under a one for one exchange ratio, 103,790,945 new warrants and ADWs with maturity in December 2004 were issued. The warrants and ADWs that were not exchanged in 2001 expired in December 2002. The warrants permitted the holders to benefit from the future increases in the market price of the Company's CPOs above the strike price, which as of December 31, 2003 was approximately U.S.$5.45 per CPO (U.S.$27.23 per ADS). The benefit was payable in CPOs. Until September 2003, the CPOs and ADSs required to cover future exercises of the new warrants, as well as the old warrants, were held in equity forward contracts with financial institutions. These forward contracts were settled in October 2003 as a result of a simultaneous secondary equity offering through trades on the MSE and the NYSE, made by the Company and the banks holding the shares (see note 17A).

In addition, in December 2003, through the payment of U.S.$75.9 million (Ps906.3), CEMEX exercised the option that it retained and repurchased the assets related to a financial transaction through which, in December 1995, the Company transferred financial assets to a trust, while simultaneously, investors contributed U.S.$123.5 million in exchange for notes representing a beneficial interest in the trust. During the life of the transaction and until maturity in 2007, periodic repurchases of the financial assets underlying in the trust were stipulated. Therefore, as of December 31, 2002, the outstanding balance of this transaction was approximately U.S.$90.6 million (Ps1,103.7). Moreover, during the life of the transaction, the Company maintained an option to reacquire the related financial assets at different dates. The cost of retaining this option was recognized in earnings as part of the financial expense for approximately U.S.$13.2 million (Ps160.6) in 2002 and U.S.$14.5 million (Ps173.2) in 2003. Until its settlement in December 2003, this transaction was included as part of the minority interest in stockholders' equity.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


G) COMPREHENSIVE NET INCOME (LOSS)

The main items included in the comprehensive net income (loss) for the years ended December 31, 2002, 2003 and 2004, are as follows:


                                                                                2002             2003            2004
                                                                           ------------------------------------------------
Majority interest net income.........................................    Ps      6,339.2          7,508.4        14,562.3
Deficit in equity restatement:
 Effects from holding non-monetary assets............................          (11,082.7)        (3,647.1)       (2,876.6)
 Foreign currency translation adjustment.............................            7,477.6          5,491.8        3,250.7
 Capitalized foreign exchange result (note 15D) .....................           (3,024.7)        (1,661.8)          163.1
 Hedge derivative instruments (notes 12 and 17)......................           (2,548.4)           487.3         2,398.1
 Deferred IT of the year recorded  in stockholders' equity (note 18).              912.5           (228.7)          714.5
 Excess of price paid over book value of minority interests..........              -                -            (1,000.4)
 Equity instruments' early redemption results........................             (243.7)          (694.1)         -
 Cumulative initial effects of asset retirement obligations..........              -                (91.1)         -
 Inflation effect on equity(1).......................................              269.5             12.0          -
                                                                           ------------------------------------------------
   Total comprehensive income (loss) items...........................           (8,239.9)          (331.7)        2,649.4
                                                                           ------------------------------------------------
   Majority comprehensive net income (loss)..........................           (1,900.7)         7,176.7        17,211.7
   Minority interest.................................................              451.6            363.1           233.2
                                                                           ------------------------------------------------
   Consolidated comprehensive net income (loss)......................    Ps     (1,449.1)         7,539.8        17,444.9
                                                                           ================================================

(1) Relates to the adjustment resulting from the use of the weighted average inflation index for the restatement of stockholders' equity and the use of the index of inflation in Mexico to restate common stock and additional paid-in capital (note 3B).

16. EXECUTIVE STOCK OPTION PROGRAMS

The information relating to stock option programs, presented in terms of equivalent CPOs and considering the effect of the options exchange program described below, is summarized as follows:

                                              Restricted       Variable          Fixed      Special Program    Voluntary
                Options                      Programs (A)     Program (B)     Program (C)         (D)        Programs (E)
                                          --------------------------------------------------------------------------------
As of December 31, 2002...................        -             98,592,824      6,575,525       4,963,775      16,049,305
Changes in 2003:
Granted...................................        -             22,346,738         -            2,682,985      38,583,989
Cancelled.................................        -                (22,799)       (533,608)        -           (9,700,280)
Exercised.................................        -               -             (1,352,582)        (17,500)   (38,884,926)
                                          --------------------------------------------------------------------------------
As of December 31, 2003...................        -            120,916,763      4,689,335       7,629,260       6,048,088
Changes in 2004:
Granted...................................    273,582,522       14,554,323         -            2,742,505         -
Cancelled.................................        -               -                -               -              -
Exercised.................................    (121,517,922)   (132,393,239)     (1,998,466)       (744,505)    (6,013,088)
                                          --------------------------------------------------------------------------------
As of December 31, 2004...................    152,064,600        3,077,847      2,690,869       9,627,260          35,000
                                          ================================================================================
Exercise Prices:
Options exercised during the year*........   U.S.$5.13         U.S.$5.07        Ps25.64       U.S.$4.65       U.S.$4.17
Options outstanding at year-end*..........   U.S.$7.32         U.S.$5.22        Ps30.11       U.S.$4.89       U.S.$5.92
Remaining average life....................    7.7 years        7.4 years       3.0 years      8.1 years       3.5 years
Options fully vested......................     93.3%             82.7%           96.9%          46.7%          100.0%
                                          ================================================================================

* Weighted average exercise price per CPO.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


A) Restricted Programs

In February 2004, through a voluntary option exchange program with the purpose of restructuring the employees' stock option programs, CEMEX invited employees to exchange their existing options for new options of equal fair value but different characteristics. The new options had an initial exercise price of U.S$5.05 per CPO, which increases annually at a 7% rate, and includes a mandatory exercise condition when the CPO price reaches U.S$7.50. Any gain that would be obtained by an employee, resulting from the difference between the CPO market value and the exercise price would be paid in form of CPOs, which would be acquired at a 20% discount to market. These CPOs would be restricted for sale for a minimum period of two years and a maximum of four years, depending on the exercise date. This program intends that the employee would hold the CPOs for a long period and, by limiting the potential for gains, the hedge through equity forward contracts can be improved (note 17). As a result of the exchange, 112,495,811 options from the variable program and 1,625,547 options from the voluntary programs were redeemed, and 122,708,146 new options were granted with a remaining tenure of 8.4 years. As consideration to the employees resulting from the mandatory exercise condition and the sale restriction, CEMEX has granted an annual payment of U.S$0.10 per option, net of taxes, growing annually at a 10% rate, to all outstanding new options during their tenure.

In December 2004, through a voluntary early exercise program to continue the restructuring of its employees' stock option programs, CEMEX provided employees early exercise of their existing options in exchange for cash, equivalent to the options' intrinsic value, and new options equivalent in value to the exercised options' remaining time value. The new options had an initial exercise price of U.S$7.46 per CPO, which was U.S.$0.50 higher than the CPO market price at the exercise date. Any gain that would be obtained by the employee, resulting from the difference between the CPO market value and the exercise price would be paid in the form of CPOs, which would be restricted for sale for a minimum period of two years and a maximum of four years, depending on the exercise date. This program intended to make a more efficient hedge through equity forward contracts (note 17). As a result of the early exercise, 16,580,004 options from the variable program, 120,827,370 options from the February's 2004 restricted program and 399,848 options from the voluntary programs were redeemed, and 139,151,236 new options, with an exercise price increasing annually at a 5.5% rate, were granted with a remaining tenure of 7.5 years. Of the total number of new options, 120,827,370 options include a mandatory exercise condition at a CPO price of U.S.$8.50. The remaining 18,323,866 do not have exercise conditions. The cost for the early exercise program of approximately U.S.$61.1 million (Ps680.7), resulting from the 20% discount to market in the purchase of CPOs, was recognized in earnings. As consideration to the employees resulting from the initial exercise price being above market, the mandatory exercise condition and the sale restriction, CEMEX has granted an annual payment of U.S$0.11 per option, net of taxes, growing annually at a 10% rate, to all outstanding new options during their tenure.

B) Variable Program

In November 2001, through a voluntary exchange program for options granted under the fixed program, the Company initiated an annual stock option program with exercise prices denominated in U.S. dollars increasing annually at a 7% rate. The employees who exchanged their options resigned their rights to subscribe CPOs in exchange for cash, equivalent to the options' intrinsic value, and the issuance of 88,937,805 new options. The options under this program have a 10-year tenure and the employees' option rights may be exercised up to 25% annually during the first four years after having been granted, except for those issued through the exchange, in which 50% of the options exercise rights were vested immediately, with an additional 25% vesting over each of the next two years. In 2004, as a result of the restricted option programs, 129,075,815 options granted under the variable program were exercised.

C) Fixed Program

From June 1995 through June 2001, CEMEX granted stock options with a fixed exercise price in pesos, equivalent to the market price of the CPO at the grant date and tenure of 10 years. Exercise prices are adjusted for stock dividends. The employees option rights vest up to 25% annually during the first four years after having been granted. As of December 31, 2003 and 2004, the new CPOs issued pursuant to the exercise of said options generated an additional paid-in capital of Ps45.2 and Ps67.1, respectively, and increased the number of outstanding shares.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


D) Special Program

Starting in 2001, a stock option program to purchase CEMEX ADSs was established for eligible employees in the United States. The options granted have a fixed exercise price in dollars, equivalent to the market price of ADSs as of the grant date, and have a 10-year tenure. The employees' option rights vest up to 25% annually during the first four years after having been granted. The options exercises are hedged using ADSs currently owned by subsidiaries, potentially increasing stockholders' equity and the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs.

E) Voluntary Programs

During 2004, 3,927,693 options from voluntary programs were exercised, out of 36,468,375 options sold and issued to employees during 1998 and 1999 with a 5 year-tenure. The exercise price was denominated in dollars and increased annually reflecting the funding cost in the market. In 2003, 300,937 options were exercised, while 9,700,280 options expired and were canceled.

As of December 31, 2004, there are 35,000 remaining options from voluntary programs, out of 2,120,395 options sold and issued to employees in April and May 2002. During 2004, mainly as a result of the exchange for restricted options, 2,085,395 options were exercised. From the issuance of the options in 2002, a premium of approximately U.S.$1.5 million (Ps17.8) was received. The exercise price of the options is denominated in dollars and increases annually to reflect the funding cost in the market.

In September 2003, 38,583,989 options were exercised, which had been sold and issued to employees in January 2003 in exchange for a premium of approximately U.S.$9.7 million (Ps107). The options, which had an increasing U.S. dollar exercise price of approximately U.S.$3.58 per CPO, initially equal to the CPO market price at the date of the issuance of the option, and a five-year tenure, contained a mandatory exercise condition in case the market CPO price reached a specified level, a situation that occurred in 2003. According to agreed conditions, the executives' gain was paid in form of CPOs, which have a sale restriction for two years after exercise.

F) Options hedging activities

The potential exercise of options under the restricted, variable and voluntary programs require the Company to have availability of the CPOs or ADSs underlying the options; therefore, the Company has negotiated equity forward contracts in its own stock (note 17A), in order to guarantee that shares would be available at prices equivalent to those established in the options, without the necessity of issuing new CPOs into the market; therefore, these programs do not increase the number of shares outstanding and consequently do not result in dilution of the basic earnings per share.

Beginning in 2001, CEMEX recognizes the appreciation of the options under the variable, special and voluntary programs, and in 2004 of the restricted program, resulting from the difference between the CPO market price and the exercise prices established in the options, as an expense in the income statement, which for the years ended December 31, 2002, 2003 and 2004 was U.S.$5.0 million (Ps60.9), U.S.$45.3 million (Ps541.0) and U.S.$50.6 million (Ps563.7), respectively. Likewise, the Company recognizes through earnings the changes in the estimated fair value of equity forward contracts designated as hedges of these plans (note 17A), which resulted in a loss of approximately U.S.$47.1 million (Ps573.9) in 2002, a gain of approximately U.S.$28 million (Ps334.3) in 2003 and a gain of approximately U.S.$44.8 million (Ps499.1) in 2004.

As of December 31, 2004, a provision of approximately U.S.$50 million has been generated against earnings, representing the net present value of expected payments in connection with the sales restriction contained in the new restricted programs. All costs related to the stock options programs, as well as the valuation of the equity forward contracts, are recognized in the Comprehensive Financing Result.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


17. DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2003 and 2004, the Company's derivative financial instruments, other than those related to financial debt (note 12), are summarized as follows:

                                                              2003                                  2004
                                               ----------------------------------    --------------------------------
                 U.S. dollars millions           Notional         Estimated fair       Notional        Estimated fair
                                                  amount              value             amount             value
                                               -------------     ----------------    --------------    --------------
A)    Equity forward contracts.................    1,085.0               16.4             1,157.2             66.2
B)    Foreign exchange instruments.............    1,445.9             (191.6)            4,897.9             63.4
C)    Derivatives related to energy projects...      174.5               (7.4)              168.1             (6.3)
                                               =============     ================    ==============    ==============

Upon liquidation and at CEMEX's option, the equity forward contracts allow for physical or net cash settlement of the estimated fair value. The effects at settlement are recognized in the income statement or as part of stockholders' equity, according to their characteristics and use. At maturity, if these forward contracts are not settled or replaced, or if the Company defaults on the agreements established with the financial counterparties, such counterparties may sell the shares underlying the contracts. If any such sale were to occur, it might have an adverse effect on CEMEX and/or its subsidiaries' stock market price, may reduce the amount of dividends and other distributions that the Company may receive from its subsidiaries, and/or may create minority interests affecting the ability to operate the Company.

A) On October 26, 2003, through a secondary equity offering agreed by CEMEX, launched simultaneously on the MSE and the NYSE, financial institutions offered 29.325 million ADSs (25.5 million in the offer plus an optional amount of 3.825 million ADSs in case of overallotments) held through forward contracts. The acquirers purchased all ADSs including the optional amount, resulting in the sale of 23.325 million ADSs (116.6 million CPOs) and 30 million CPOs (6 million ADSs), at a price of U.S.$23.15 per ADS and Ps52.07 per CPO. Of the total sale proceeds of approximately U.S.$660 million (Ps7,881.3), net of the offering expenses, the financial institutions retained approximately U.S.$538 million (Ps6,424.4) as payment for the liquidation of the related forward contracts, while approximately U.S.$122 million (Ps1,456.9) was reimbursed to CEMEX. This transaction did not increase the number of shares outstanding.

    As of December 31, 2002, CEMEX held forward contracts for a notional amount of U.S.$461.1 million. The maturity of these contracts was extended until December 2003, covering 24,008,392 ADSs (120,041,960 CPOs) and 33.8 million shares of CEMEX's subsidiary in Spain. In October 2003, these forwards were settled through a secondary equity offering (see preceding paragraph) that resulted in the write-off of accrued prepayments toward the forwards' final settlement price of U.S.$101.7 million (Ps1,214.9), recognized as part of other accounts receivable and a net gain in stockholders' equity of approximately U.S.$19.5 million (Ps232.9). These contracts were negotiated in 1999 to hedge future exercises under the 105 million warrants program that was liquidated in 2004. The shares underlying these contracts were sold by CEMEX during 1999 for approximately U.S.$905.7 million, and CEMEX simultaneously prepaid approximately U.S.$439.9 million toward the forwards' final settlement price. From execution of the contracts until their settlement, pursuant to the prepayment made in 1999 and the Company's retention of the economic and voting rights on the Spanish subsidiary's shares underlying the contracts, such shares were considered as owned by CEMEX.

    As of December 31, 2003 and 2004, there are forward contracts with different maturities until October 2006, for notional amounts of U.S.$789.3 million and U.S.$1,112 million, respectively, covering 29,314,561 ADSs in 2003 and 30,644,267 ADSs in 2004, which are designated to hedge the future exercise of the options granted under the employee equity programs (note
    16). Starting in 2001, changes in the estimated fair value of these contracts have been recognized in the balance sheet against the income statement, as a complement of the costs generated by the option programs. As of December 31, 2003 and 2004, the estimated fair value of these contracts were gains of approximately U.S.$28.0 million (Ps334.3) and U.S.$44.8 million (Ps499.1), respectively.

    As of December 31, 2003 there were forward contracts with maturities in August and September 2004, for a notional amount of U.S.$122.9 million that covered 23,622,500 CPOs and represented a fair value gain of approximately U.S.$1.8 million (Ps21.5). These contracts were negotiated to hedge the purchase of CAH shares through the exchange for the Company's CPOs (note
    9A). During 2004, these contracts were liquidated resulting in gains of U.S.$14.5 million (Ps161.5) that were recognized in stockholders' equity.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


    In addition, as of December 31, 2003 and 2004, there are forward contracts for notional amounts of U.S.$172.8 million and U.S.$45.2 million, respectively, with different maturities until January 2006, covering a total of 5,268,939 ADSs in 2003 and 1,364,061 ADSs in 2004. Until December 31, 2004, these contracts were treated as equity instruments; therefore, changes in their fair value were recognized in stockholders' equity when settled. Starting in 2005, due to new accounting pronouncements, changes in the fair value of these contracts will be recognized in earnings. As of December 31, 2003 and 2004, the estimated fair value of these contracts was a loss of U.S.$27.1 million (Ps323.6) and a gain of U.S.$6.0 million (Ps66.8), respectively. During 2004, contracts representing 2,509,524 CPOs that were held to meet the Company's requirements of shares under the warrants program (note 15F) were settled, resulting in a gain of U.S.$2.6 million (Ps29.0), recognized in stockholders' equity.

B) In order to hedge financial risks associated with variations in foreign exchange rates, CEMEX has negotiated foreign exchange forward contracts for notional amounts of U.S.$559.3 million and U.S.$956.6 million, at December 31, 2003 and 2004, respectively, with different maturities until 2007. These contracts have been designated as hedges of the Company's net investment in foreign subsidiaries. The estimated fair value of these instruments is recorded in stockholders' equity as part of the foreign currency translation effect (see note 15D). In addition, as of December 31, 2003 and 2004, there are foreign exchange options for notional amounts of U.S.$886.6 million and U.S.$488.4 million, respectively, with maturity in June 2005. For the sale of these options, the Company received premiums of approximately U.S.$62.8 million in 2003. The estimated fair value losses of U.S.$57.2 million (Ps683.0) in 2003 and U.S.$19.2 million (Ps213.9) in 2004 were recognized in earnings.

    Beginning in September 2004, in connection with the commitment to acquire RMC (notes 2 and 9A) that is denominated in pounds sterling, CEMEX entered into a foreign exchange hedge program. The program is oriented to hedge the variability in cash flows associated with exchange fluctuations between the U.S. dollar, the currency in which CEMEX will obtain the funds to purchase, and pounds sterling. For this purpose, the Company negotiated foreign exchange forwards, collars and digital options, for a combined notional amount of U.S.$3,452.9 million. These contracts were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed on November 17, 2004, the date on which RMC's shareholders committed to sell their shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximately U.S.$132.1 million (Ps1,471.6), was recognized in stockholders' equity in 2004, and will be reclassified to earnings on the date when the purchase occurs, which is expected during the first quarter of 2005. Changes in the estimated fair value of these contracts from their origination until their designation in 2004 as hedges, were a gain of approximately U.S.$102.4 million (Ps1,140.7), which was recognized in earnings.

C) As of December 31, 2003 and 2004, the Company had a interest rate swap maturing in May 2017, with a notional amount of U.S.$162.1 million and U.S.$159.0 million, respectively, negotiated to exchange floating for fixed interest rates in connection with agreements entered into by the Company for the acquisition of electric energy for a 20-year period (note 22F). During the life of the swap and based on its notional amount, CEMEX will pay a LIBOR rate and will receive a 7.53% fixed rate until May 2017. In addition, during 2001, the Company sold a floor option with a notional amount of U.S.$174.5 million in 2003 and U.S.$168.1 million in 2004, related to the interest rate swap contract, pursuant to which, until 2017, CEMEX will pay the difference between the 7.53% fixed rate and the LIBOR rate. For the sale of this option the Company received a premium of approximately U.S.$22 million (Ps262.7). As of December 31, 2003 and 2004, the combined fair value of the swap and the floor option represented losses of approximately U.S.$7.4 million (Ps88.4) and U.S.$6.3 million (Ps70.2), respectively, recognized in earnings during the respected periods. The notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are proportionally inverse to the changes in the other one.

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

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


18. INCOME TAX (IT), BUSINESS ASSETS TAX (BAT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND DEFERRED INCOME TAXES

The income tax law in Mexico provides that companies must pay either IT or BAT depending on which amount is greater with respect to their Mexican operations. Both taxes recognize the effects of inflation, although in a manner different from Mexican GAAP. ESPS is calculated on similar basis as IT without recognizing the effects of inflation.

A) IT, BAT AND ESPS

CEMEX and its Mexican subsidiaries generate IT and BAT on a consolidated basis; therefore, the amounts of these items included in the financial statements, with respect to the Mexican subsidiaries, represent the consolidated result of these taxes. For ESPS purposes, the amount presented is the sum of the individual results of each company. Beginning in 1999, the determination of the consolidated IT for the Mexican companies considers a maximum of 60% of the taxable income or loss of each of the subsidiaries. In addition, the taxable income of those subsidiaries that have tax loss carryforwards generated before 1999 will be considered by the parent company according to equity ownership. Beginning in 2002, in the determination of consolidated IT, 60% of the taxable result of the controlling entity should be considered, unless such entity obtains taxable income, in which case 100% should be considered, until the restated balance of the individual tax loss carryforwards before 2001 are amortized. Beginning in 2002, a new IT law became effective in Mexico, establishing that the IT rate was scheduled to be decreased by 1% each year, beginning in 2003, until it reached 32% in 2005. Nevertheless, according to reforms approved to such law in November 2004, the tax rate for 2005 will be 30%, 29% for 2006 and 28% starting in 2007. In addition, the maximum of 60% for tax consolidation was eliminated, except in those situations when the subsidiaries had generated tax loss carryforwards in the period from 1999 to 2004 or the parent company from 2002 to 2004. In those cases, the 60% factor will prevail in the IT consolidation, until tax loss carryforwards are extinguished in each company.

The IT (expense) benefit, presented in the income statements, is summarized as follows:

                                                       2002             2003             2004
                                                  -------------    -------------    ------------
Current income tax...........................   Ps  (1,053.9)         (1,597.1)         (994.2)
Deferred IT..................................          461.9             539.9        (1,049.4)
Effects of inflation (note 3B)...............          (76.1)            (12.8)         -
                                                  -------------    -------------    ------------
                                                Ps    (668.1)         (1,070.0)       (2,043.6)
                                                  =============    =============    ============

For the years ended December 31, 2002, 2003 and 2004, the total consolidated IT includes expenses of Ps914.0, Ps1,484.0 and Ps1,258.7, respectively, from foreign subsidiaries, and income of Ps245.9 in 2002, income of Ps414.0 in 2003 and expense of Ps784.9 in 2004 from Mexican subsidiaries.

For its operations in Mexico, CEMEX has accumulated IT loss carryforwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to income tax law. The Company and its subsidiaries in Mexico must generate taxable income to preserve the benefit of the tax loss carryforwards generated beginning in 1999. The tax loss carryforwards at December 31, 2004 are as follows:

                                                    Amount of         Year of
      Year in which tax loss occurred             carryforwards     expiration
                                                 ---------------    ------------
2000........................................  Ps       360.0           2010
2001........................................         3,527.9           2011
2002........................................         4,053.6           2012
2003........................................           811.7           2013
                                                 ---------------
                                              Ps     8,753.2
                                                 ===============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The BAT law establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and after deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period. The recoverable BAT as of December 31, 2004 is as follows:

         Year in which BAT exceeded IT              Amount of          Year of
                                                  carryforwards       expiration
                                                  --------------    ------------
1997.......................................  Ps       150.4            2007
                                                  --------------    ------------

B) DEFERRED IT AND ESPS (see note 3K)

The deferred IT result in earnings represents the difference, in nominal pesos, between the beginning of year balance and the year-end balance of the deferred tax assets or liabilities. The tax effects of the main temporary differences that generate the consolidated deferred tax assets and liabilities are presented below:


                                                                                               2003             2004
                                                                                        ----------------------------------
Deferred tax assets:
Tax loss carryforwards and other tax credits......................................   Ps         6,551.9         7,382.8
Accounts payable and accrued expenses.............................................                118.7           261.6
Trade accounts receivable.........................................................                  9.0             6.7
Properties, plant and equipment...................................................             (3,301.5)       (3,342.0)
Others............................................................................                 23.5          (214.1)
                                                                                        ----------------------------------
  Total deferred tax assets.......................................................              3,401.6         4,095.0
  Less - Valuation allowance......................................................             (1,124.8)       (2,206.1)
                                                                                        ----------------------------------
    Net deferred tax assets.......................................................              2,276.8         1,888.9
                                                                                        ----------------------------------
Deferred tax liabilities:
Tax loss carryforwards and other tax credits......................................              7,337.3         5,889.5
Accounts payable and accrued expenses.............................................              2,044.8         3,579.7
Trade accounts receivable.........................................................                 90.6           102.3
Properties, plant and equipment...................................................            (17,864.9)      (17,463.8)
Inventories.......................................................................               (948.3)         (156.6)
Others............................................................................               (460.7)       (2,381.4)
                                                                                        ----------------------------------
  Total deferred tax liabilities..................................................             (9,801.2)      (10,430.3)
Less - Valuation allowance........................................................             (2,779.3)       (2,097.2)
                                                                                        ----------------------------------
    Net deferred tax liabilities..................................................            (12,580.5)      (12,527.5)
                                                                                        ----------------------------------
Net deferred tax position (liability).............................................            (10,303.7)      (10,638.6)
  Less - Deferred IT of acquired subsidiaries at the acquisition date.............             (4,810.5)       (4,810.5)
                                                                                        ----------------------------------
Total effect of deferred IT in stockholders' equity at end of year................             (5,493.2)       (5,828.1)
Total effect of deferred IT in stockholders' equity at beginning of year..........             (5,804.4)       (5,493.2)
                                                                                        ----------------------------------
     Change in deferred IT for the period.........................................   Ps           311.2          (334.9)
                                                                                        ----------------------------------

The breakdown of the change in consolidated deferred income tax for the period is as follows:

                                                                      2002              2003             2004
                                                                  ------------     -------------     ------------
Deferred IT charged (credited) to the income statement.........Ps       461.9            539.9         (1,049.4)
Deferred IT applied directly to stockholders' equity...........         912.5           (228.7)           714.5
                                                                  ------------     -------------     ------------
   Deferred IT income (expense) for the period...............  Ps     1,374.4            311.2           (334.9)
                                                                  ============     =============     =============

Bulletin D-4 states that all items whose effects are recorded directly in stockholders' equity should be recognized net of their deferred income tax effects. Bulletin D-4 does not allow the offsetting of deferred tax assets and liabilities relating to different tax jurisdictions.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The Company's management considers that sufficient taxable income will be generated as to realize the tax benefits associated with the deferred income tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the valuation allowance would be increased and reflected in the income statement.

Temporary differences between net income of the period and taxable income for ESPS generated income of Ps21.7 in 2002, expense of Ps74.3 in 2003 and expense of Ps211.7 in 2004, reflected in the income statement.

C) EFFECTIVE TAX RATE

The effects of inflation are recognized differently for IT and for accounting purposes. This situation, and other differences between the book and the IT basis, arising from the several income tax rates and laws in each of the countries in which CEMEX operates, give rise to permanent differences between the approximate statutory tax rate and the effective tax rate presented in the consolidated income statement, as follows:


                    For the years ended December 31,                     2002           2003           2004
                                                                      ----------     ----------     ---------
                                                                         %              %               %
Approximate consolidated statutory tax rate.........................      35.0           34.0          33.0
    Additional deductions and other deductible items................      (6.6)         (15.8)        (21.6)
    Expenses and other non-deductible items.........................       1.0            1.2           1.9

    Non-taxable sale of marketable securities and fixed assets......     (10.2            -             0.4
    Difference between book and tax inflation.......................      (5.6)          (0.3)          1.6
    Others (1)......................................................      (4.3)          (6.8)         (3.1)
                                                                      ----------     ----------     ---------
Effective consolidated tax rate.....................................       9.3           12.3          12.2
                                                                      ==========     ==========     ==========

(1) Includes the effects for the different IT rates enacted in the countries where CEMEX operates, and the difference between the 2004 rate in Mexico of 33% and those in effect in 2005 of 30% and in 2006 of 29%, until reaching a tax rate of 28% in 2007.

19. FOREIGN CURRENCY POSITION

As of December 31, 2004, the principal balances denominated in foreign currencies, as well as non-monetary assets in Mexico of foreign origin, are presented as follows:


                   U.S. dollars millions                  Mexico              Foreign               Total
                                                     ----------------    -----------------    ----------------
  Current assets..................................             18.5             2,934.4              2,952.9
  Noncurrent assets...............................            994.3   (1)       8,756.1              9,750.4
                                                     ----------------    -----------------    ----------------
    Total assets..................................          1,012.8            11,690.5             12,703.3
                                                     ================    ================     ================
  Current liabilities.............................            255.0             1,561.5              1,816.5
  Long-term liabilities...........................          2,170.9             3,616.7              5,787.6
                                                     ----------------    -----------------    ----------------
    Total liabilities.............................          2,425.9             5,178.2              7,604.1
                                                     ================    ================     ================

  (1)Non-monetary assets in Mexico of foreign origin.


The peso to dollar exchange rate as of December 31, 2002, 2003 and 2004 was Ps10.38, Ps11.24 and Ps11.14 pesos per dollar, respectively. As of January 14, 2005, the exchange rate was Ps11.23 pesos per dollar.

Additionally, transactions of the Company's Mexican operations denominated in foreign currencies during 2002, 2003 and 2004 are summarized as follows:


                   U.S. dollars millions           2002            2003         2004
                                                 ----------      ----------   ----------
  Export sales................................       72.1            57.1         75.7
  Import purchases............................       92.5            90.5         88.3
  Financial income............................       11.1             7.5         12.5
  Financial expense...........................      275.6           389.0        337.6
                                                 ----------      ----------   ----------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


20. GEOGRAPHIC SEGMENT DATA

The Company operates principally in the construction industry segment through the production and marketing of cement and ready-mix concrete. The following tables present, in accordance with the information analyzed for decision-making by management, selected condensed financial information of the Company's main business units for the years ended December 31, 2002, 2003 and 2004:

                                                      Net Sales                             Operating Income
                                        --------------------------------------    ---------------------------------------
                                         2002         2003            2004           2002         2003          2004
                                        --------------------------------------    ---------------------------------------
Mexico...........................   Ps     30,254.9     31,388.5     32,529.4        11,553.9      12,088.5     12,207.8
Spain............................          11,987.1     14,505.1     15,370.9         2,795.7       3,167.0      3,735.2
United States....................          21,326.0     20,684.0     21,999.2         3,286.7       2,443.9      2,894.3
Venezuela........................           3,699.3      3,808.1      3,902.4         1,197.5       1,269.9      1,218.6
Colombia.........................           2,363.0      2,637.9      2,731.7           985.6       1,096.6      1,245.3
Caribbean and Central America....           6,107.2      7,084.1      7,671.1         1,149.0       1,253.2      1,756.9
Philippines......................           1,589.7      1,601.5      1,685.9           (76.9)       (150.9)       301.8
Egypt............................           1,825.9      1,608.3      2,114.7           235.6         355.4        638.7
Others...........................           9,230.1     10,013.0     11,039.9        (5,160.4)     (4,146.5)   (3,370.9)
                                        --------------------------------------    ---------------------------------------
                                           88,383.2     93,330.5     99,045.2        15,966.7      17,377.1     20,627.7
Eliminations.....................          (8,658.6)    (7,777.9)    (8,261.3)         -            -             -
                                        --------------------------------------    ---------------------------------------
Consolidated.....................   Ps     79,724.6     85,552.6     90,783.9        15,966.7      17,377.1     20,627.7
                                        ======================================    =======================================

In order to present integrally the operations of each geographic area, net sales between geographic areas are presented under the caption "eliminations".

                                             Depreciation and Amortization
                                        --------------------------------------
                                           2002        2003            2004
                                        --------------------------------------
Mexico...........................    Ps     1,890.8      1,747.6       1,817.7
Spain............................           1,195.3      1,454.2       1,446.1
United States....................           2,052.8      2,139.0       2,363.2
Venezuela........................             616.8        674.8         591.9
Colombia.........................             564.7        881.9         430.4
Caribbean and Central America....             471.1        639.9         610.4
Philippines......................             494.7        472.0         390.0
Egypt............................             516.7        376.5         198.6
Others...........................           1,521.1      1,463.7       1,703.0
                                        --------------------------------------
Consolidated.....................    Ps     9,324.0      9,849.6       9,551.3
                                        ======================================

For purposes of the preceding table, goodwill amortization reported by holding companies has been allocated to the business geographic segment that originated such goodwill amounts. Therefore, this information is not directly comparable with the information of the individual entities, which are comprised in each segment. Additionally, in the Company's consolidated income statement, goodwill amortization is recognized as part of other expenses, net.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Total assets and investment in fixed assets by geographic segment are summarized as follows:

                                                      Total Assets                      Investment in Fixed Assets (2)
                                         ----------------------------------------    ------------------------------------
                                                2003                 2004                  2003                2004
                                         ------------------    ------------------    ----------------   -----------------
Mexico............................... Ps        59,296.8              64,380.1              1,333.2             1,176.7
Spain................................           37,381.4              32,796.3                706.3               601.3
United States........................           49,695.0              44,771.8              1,176.9             1,223.8
Venezuela............................            9,229.9               8,452.8                131.1               148.7
Colombia.............................            8,025.9               9,160.1                 72.6               101.9
Caribbean and Central America........           12,913.9              13,597.4                726.0               315.4
Philippines..........................            8,360.6               8,020.8                 20.3                26.0
Other Asian..........................            4,556.6               4,207.9                 21.2                34.9
Egypt................................            4,408.9               6,043.5                171.7                92.8
Others (1)...........................           78,575.2              83,545.9                421.8             1,052.4
                                         ------------------    ------------------    ----------------   -----------------
                                               272,444.2             274,976.6              4,781.1             4,773.9
Eliminations.........................          (81,193.6)            (81,353.7)             -                   -
                                         ------------------    ------------------    ----------------   -----------------
Consolidated......................... Ps       191,250.6             193,622.9              4,781.1             4,773.9
                                         ==================    ==================    ================   =================

(1) Includes, in addition to trade maritime operating assets and other assets, related party balances of the Parent Company of Ps37,236.3.3 and Ps33,737.4 in 2003 and 2004, respectively, which are eliminated in consolidation. In addition, other assets in 2004 include Ps9,186.8 related to the investment in RMC (notes 2 and 9A).

(2) Corresponds to investments in fixed assets not considering the effects of inflation. As a result, this balance differs from the amount presented as investing activities in the Statement of Changes in the Financial Position within "Properties, machinery and equipment, net", which considers the inflation effects in accordance with Bulletin B-10.

As of December 31, 2003 and 2004, of the consolidated financial debt amounting to Ps70,045.9 and Ps66,066.5, respectively, approximately 35% in 2003 and 2004 was in the Parent Company, 14% in 2003 and 2004 in the United States, 16% in 2003 and 15% in 2004 in Spain and 35% in 2003 and 36% in 2004 was in other countries, respectively. Of the 35% and 36% of such consolidated debt in other countries in 2003 and 2004, respectively, 57% in 2003 and 62% in 2004 was in a Dutch subsidiary, guaranteed by the subsidiaries conducting Mexican operations and the Parent. The other 31% in 2003 and 24% in 2004 are in finance companies in the United States, guaranteed by the subsidiaries conducting Spanish operations.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


21. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing majority interest net income for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect on the weighted average number of common shares outstanding and the effects of any transaction carried out by the Company, which have a potentially dilutive effect on such number of shares.

The amounts considered for calculations are summarized as follows:

                                                                                    Majority
                                          Basic number of    Diluted number of    interest net      Basic      Diluted
                                              shares               shares            income          EPS         EPS
                                         ----------------    -----------------    -------------    --------    --------
December 31, 2002....................     4,487,527,392         4,496,213,613  Ps      6,339.2  Ps    1.41  Ps    1.41
December 31, 2003....................     4,728,201,229         4,837,194,188          7,508.4        1.58        1.55
December 31, 2004....................     4,993,682,521         5,019,632,767         14,562.3        2.92        2.90
                                         ----------------    -----------------    -------------    --------    --------

The difference between the basic and diluted average number of shares in 2002, 2003 and 2004 is attributable to the additional shares to be issued under the Company's fixed employee stock option programs (see note 16). In addition, beginning in 2003, the Company includes the dilutive effect on the basic number of shares resulting from the equity forward contracts in the Company's own stock, determined under the inverse treasury method.

22. CONTINGENCIES AND COMMITMENTS

A) GUARANTEES

As of December 31, 2003 and 2004, CEMEX, S.A. de C.V. had signed as guarantor of loans made to certain subsidiaries for approximately U.S.$1,322.0 million and U.S.$1,355.0 million, respectively. As of the same dates, the Company and certain subsidiaries have guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S.$55.0 million and U.S.$25.8 million, respectively.

B) TAX ASSESSMENTS

The Company and some of its subsidiaries in Mexico have been notified of several tax assessments related to different tax periods, determined by the Mexican tax authorities according to its verification attributions. These tax assessments are for an amount of approximately Ps3,638.6 as of December 31, 2004. The tax assessments result primarily from: (i) recalculation of the inflationary tax deduction, since the tax authorities claim that "Advance Payments to Suppliers" and "Guaranty Deposits" are not by their nature credits;
(ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred; (iii) disallowed determination of tax loss carryforwards; and (iv) disallowed reduction of BAT by the controlling entity on the grounds that the creditable amount should be in proportion to the equity interest it has over the controlled entities. The companies involved are using the available defense actions granted by law in order to cancel the tax claims.

The Philippine Bureau of Internal Revenue ("BIR") assessed APO and Solid, which are CEMEX subsidiaries in Philippines. The assessments, which relate to different tax periods, are for an amount of approximately 3,069.1 million of Philippines pesos (approximately U.S.$54.8 million) as of December 31, 2004. The tax assessments result primarily from: (i) disallowance of APO's income tax holiday related income from 1998 to 2001; and (ii) deficiencies in national taxes of APO for the 1999 period and Solid for the 2000 period. In the first case, the tax credit is in process with the Court of Tax Appeal ("CTA"). In the second case, both companies continue to submit relevant evidence to the BIR to contest these assessments. The companies intend to contest these assessments with the CTA in case the BIR issues a final collection letter. In addition, Solid's 1998 tax year and APO's 1997 and 1998 tax years are under preliminary review for deficiency in the payment of taxes. Finalization of the assessments was held in abeyance by the BIR as APO and Solid continue to present evidence to dispute the BIR findings.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


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

As of December 31, 2004, the Company has accrued a liability of U.S.$103.6 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the DOC in its administrative reviews for all periods under review.

As of December 31, 2004, the Company is in the fourteenth review period by the DOC and expects a preliminary resolution in the second half of 2005. The DOC published, during September 2003, the final resolution with respect to the twelfth administrative review period, and on December 20, 2004, the DOC issued the final resolution for the thirteenth review period, determining an anti-dumping margin of 80.75% and 54.97% for these periods, respectively. With respect to the first five review periods, the seventh, twelfth and thirteenth review period, the DOC has issued a final resolution of the anti-dumping duties. Referring to the remaining review periods, the final resolutions are suspended until all the procedures before the North America Free Trade Agreement Panel are concluded. As a result, the final amounts may differ from those liabilities recorded in the consolidated financial statements. CEMEX and its subsidiaries have defended their position in this matter and will continue to do so through available means in order to determine the actual dumping margins within each period of the administration reviews carried out by the DOC.

During 2001, the Ministry of Finance ("MOF") of Taiwan, in response of the claim of five Taiwanese cement producers, initiated a formal anti-dumping investigation involving imported gray Portland cement and clinker from the Philippines and South Korea. APO, Rizal and Solid (Rizal and Solid merged in December 2002) are among the cement producers under investigation and have received their anti-dumping questionnaires from the International Trade Commission under the Ministry of Economic Affairs ("ITC-MOEA"). Rizal and Solid replied to the ITC-MOEA by confirming that they have not been exporting cement or clinker during the review period. Furthermore, APO contested the allegation of "injury" in the anti-dumping proceedings before the ITC-MOEA. At the end of the same year ITC-MOEA informed the petitioners and the respondent producers of the results of the preliminary investigation and determined that there were reasonable indicators that the Taiwanese industry has incurred material damage due to imports of cement and clinker from South Korea and the Philippines that allegedly is sold in Taiwan at a price below market price. In order to comply with regulations of anti-dumping duties in Taiwan, the ITC-MOEA transferred this investigation to the MOF. In November 2001, APO received supplemental questionnaires by the MOF. The answer to these questionnaires was presented by APO during November and December 2001.

In January 2002, the MOF notified the petitioners and respondent producers, on a preliminary resolution, of findings that there might be dumping and that the investigation would continue, but without imposing any anti-dumping duty. In June 2002, the ITC-MOEA informed the petitioners and respondent producers of its resolution that the imports from South Korea and the Philippines had caused material damage to the Taiwanese industry. In July 2002, the MOF gave notice of a cement and clinker import duty, from imports on South Korea and the Philippines, beginning in July 19, 2002. The imposed tariff was 42% on imports from APO, Rizal and Solid (Rizal and Solid merged in December 2002). In September 2002, these entities appealed the anti-dumping duty before the Taipei High Administrative Council ("THAC"). In August 2004, the Company received an adverse response to its requests from the THAC. CEMEX will not appeal this resolution.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


D) LEASES

CEMEX has entered into various non-cancelable operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Future minimum rental payments due under such leases are as follows:

                                                                  U.S. dollars
                 Year ending December 31,                           millions
 ------------------------------------------------------------------------------
 2005.............................................................    110.2
 2006.............................................................     93.7
 2007.............................................................     79.3
 2008.............................................................     68.7
 2009.............................................................     42.9
 2010.............................................................     54.3
 2011 and thereafter..............................................     35.6
                                                                  -------------
                                                                      484.7
                                                                  =============

Rental expense for the years ended December 31, 2002, 2003, and 2004 was approximately U.S.$57 million (Ps680.6), U.S.$56 million (Ps668.7) and U.S.$114 million (Ps1,270.0), respectively.

E) PLEDGE ASSETS

As of December 31, 2003 and 2004, there are liabilities amounting to U.S.$27.1 million and U.S.$2.2 million, respectively, secured by properties, machinery and equipment.

F) COMMITMENTS

As of December 31, 2003 and 2004, the Company has future commitments for the purchase of raw materials for an approximate amount of U.S.$113.0 million and U.S.$172.3 million, respectively.

During 1999, the Company entered into agreements with an international partnership, which built and currently operates an electrical energy generating plant. According to the agreements, CEMEX will purchase, starting from the beginning of operations of the plant, all the energy generated for a term of no less than 20 years. The electrical energy generating plant started commercial operations on April 29, 2004. In addition, as part of the agreements, CEMEX has committed to supply the electrical energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered into by the Company with Petroleos Mexicanos. By means of this transaction, CEMEX expects to have significant decreases in its electrical energy costs, and the supply is expected to be sufficient to cover approximately 80% of the electrical energy needs of CEMEX in Mexico. The Company is not required to make any capital investment in the project. At December 31, 2004, after eight months of operations, the energy generated by the plant has supplied electricity to 10 cement plants of CEMEX in Mexico, covering 83% of its needs and decreasing the electricity cost by 21%.

In March 2002, the distribution contract in Taiwan that CEMEX had with Universe Company since March 31, 2000, was terminated. As a result, for the year ended December 31, 2002, CEMEX recognized a loss of approximately U.S.$17.3 million (Ps209.1) within other expenses, net.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


G) OTHER CONTINGENCIES

During 2004, in Colombia four claims were notified in protection of the public interest, which involve CEMEX Concretos de Colombia as co-accused. The first proceeding was received on April 14 and the last on December 16. The plaintiffs demand that the use of a raw material offered by the ready-mix concrete industry resulted in extreme danger to the public underground transportation system in Bogota, known as Transmilenio, disputing that the basis of the material supplied by CEMEX Concretos Colombia, S.A., together with other suppliers, did not meet technical standards offered by the producers (quality deficiencies) and/or that suppliers provided insufficient or incorrect information about the product. The four claims intend for suppliers to repair the damage in order to guarantee the service during the period for which it was originally designed (20 years). Nevertheless, the claims do not estimate damages (repair costs). CEMEX Concretos de Colombia, S.A. has been defending its interests and will continue to do so during the following year. One of the proceedings was disregarded by the court based on arguments presented by CEMEX Concretos de Colombia, S.A. All other claims are in their initial phase. CEMEX Concretos de Colombia, S.A. has promptly responded to each of the proceedings notified. At this early stage, it is neither possible to determine the amount of damages nor other situations that the company may confront. Typically, this process will continue for several years before its final resolution.

As of December 31 2004, CEMEX, Inc., the Company's subsidiary in the United States, has accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$28.3 million. The environmental matters relate to: a) in the past, in accordance with industry practices, disposing of various materials, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by the Company, including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings remain in the preliminary stage, and a final resolution might take several years. For purposes of recording any provision, the subsidiary considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, the subsidiary does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

In May 2001, a subsidiary of the Company in Colombia received a civil liability suit from 42 transporters, alleging that this subsidiary is responsible for alleged damages caused by the alleged breach of provision of raw materials contracts. The plaintiffs have asked for relief in the amount of approximately U.S.$60 million. As of December 31, 2004, as a result of the depreciation of the Colombian peso, this amount has decreased to approximately U.S.$55 million. This proceeding has reached the evidentiary stage. Typically, proceedings of this nature take several years before a final resolution is reached.

In May 1999, several companies filed a lawsuit against two subsidiaries of the Company in Colombia, alleging that the Ibague plants were causing capacity production damage to their lands due to the pollution they generate. On January 13, 2004, CEMEX Colombia, S.A. was notified that the court's decision was that plaintiffs should be paid in the amount of approximately U.S$8.8 million. On January 15, 2004, CEMEX Colombia, S.A. appealed the decision, which was accepted and sent to the Superior Court of Ibague. On March 23, 2004, CEMEX presented arguments that sustained the appeal. The claim is under review in the Court of Appeals. Typically, this process will continue for several years before its final resolution.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


23. NEW ACCOUNTING PRONUNCEMENTS

In April 2004, the Mexican Institute of Public Accountants issued Bulletin B-7, "Business Acquisitions", which is effective for acquisitions beginning on January 1, 2005. The most important aspects are: a) adoption of the purchase method as the sole valuation method for the accounting of acquired business and investment in associates, pursuant to which the pooling of interests method for the recognition and initial valuation of the net assets acquired was eliminated; b) requiring the allocation of the purchase price to all assets acquired and liabilities assumed based on their fair value as of the acquisition date; c) modification of the accounting treatment of goodwill pursuant to which of which amortization of goodwill is eliminated, while this item remains subject to periodic impairment evaluations; d) establishment of specific rules for the accounting for the acquisition of minority interests and for transfers of assets or exchange of shares between entities under common control; and e) including additional regulations to Bulletin C-8 "Intangible Assets", to identify, value and recognize intangible assets in a business combination. The Company estimates that the adoption of this bulletin will have no significant impact on its financial position or operating results.

In March 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which is effective beginning January 1, 2005. Bulletin C-10 details and supplements issues related to the accounting of derivative financial instruments and supersedes other dispositions related to hedging activities established previously by Bulletin C-2, "Financial Instruments". Among other aspects, Bulletin C-10 confirms the rule of Bulletin C-2, in the respect that all derivative financial instruments should be recognized as assets or liabilities at fair value. The Bulletin also establishes criteria for segregation of embedded derivatives and rules to classify and value from origination, financial assets and liabilities resulting from derivative financial instruments, as well as to value and classify hedging instruments. In addition, the Bulletin widens disclosure requirements regarding a company's exposure to financial risks. Beginning in 2001, CEMEX applies accounting policies for the valuation and recognition of derivative financial instruments that are consistent with those of new Bulletin C-10. Therefore, except for the requirement to evaluate effectiveness when there is a hedge of debt over the net investment in a foreign subsidiary, and the presentation effect described in the paragraph below, and subject to the conclusion of the analysis, the Company estimates that the adoption of this bulletin will have no significant impact on its financial position or operating results.

Starting in 2001, the Company has effectively changed the original profile of interest rates and currencies of financial debt associated to Cross Currency Swaps ("CCS") (note 12). Accordingly, debt subject to these instruments has been presented in the currencies negotiated in the CCS, through the recognition within debt, of the assets or liabilities resulting from the valuation of the derivative instruments. New Bulletin C-10 considers that such criteria represent the synthetic presentation of two financial instruments as if it would be a single instrument, and specifically prohibits such presentation. For this reason, beginning in 2005, the Company will recognize the assets and liabilities resulting from the valuation of CCS separately from the financial debt, through which such debt will be presented in the currencies originally negotiated. This presentation effect will have no significant impact on its financial position or operating results.

In January 2004, the Mexican Institute of Public Accountants revised Bulletin D-3, "Labor Obligations". The new requirements are effective from the issuance date of the Bulletin, except for the new rules for postemployment obligations (severance payments), which are effective beginning on January 1, 2005. The most relevant change of new Bulletin D-3 is the requirement to value and recognize postemployment obligations in a manner similar to pensions and other postretirement benefits. This means recognizing the costs associated to these obligations during the service life of the employees, while the accounting rule until December 31, 2004 was to recognize these costs as they were incurred. The other new rules of the revised Bulletin, such as postretirement benefits, health care or life insurance, were already accounted for in accordance with the Bulletin, based on the supplementary application of International Accounting Standards. The Company does not anticipate any material impact on stockholders' equity or net income, except for the cost to be determined in 2005 for postemployment obligations (severance payments), which is expected to be similar to the expense currently recognized on the basis of the "as incurred" accounting method.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


24. DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes (i) a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos for the years ended December 31, 2002 and 2003, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by Bulletin B-10 (integrated document) and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP for the years ended December 31, 2002, 2003 and 2004, and their effect on consolidated net income and earnings per share, are presented below:



                                                                                           Years ended December 31,
                                                                                   ---------------------------------------
                                                                                       2002          2003          2004
                                                                                   -------------  ------------ -----------
    Net income reported under Mexican GAAP...................................... Ps      6,339.2     7,508.4      14,562.3

    Inflation adjustment (*)....................................................          (427.5)      (60.1)            -
                                                                                   -------------  ------------ -----------
    Net income reported under Mexican GAAP after inflation adjustment...........         5,911.7     7,448.3      14,562.3


    Approximate additional U.S. GAAP adjustments:

1.  Amortization of goodwill (note 24(a)).......................................         1,822.6     2,051.3         883.4

2.  Deferred income taxes (note 24(b))..........................................         2,441.7       (65.1)        382.7

3.  Deferred employees' statutory profit sharing (note 24(b))...................          (204.9)       94.1         (55.9)

4.  Other employee benefits (note 24(c))........................................           (33.5)       91.1          27.6

5.  Capitalized interest (note 24(d))...........................................           (42.2)      (48.2)          9.9

6. Minority interest (note 24(e)):

    a) Financing transactions...................................................          (176.0)     (184.4)            -

    b) Effect of U.S. GAAP adjustments..........................................            35.4       (25.7)        (31.5)

7.  Hedge accounting (note 24(l))...............................................        (2,693.0)     (871.3)        184.3

8.  Depreciation (note 24(f))...................................................            13.8        51.4          19.1

9.  Accruals for contingencies (note 24(g)).....................................             8.0      (114.8)        (32.1)

10. Equity in net income of affiliated companies (note 24(h))...................            12.5       (10.2)         (7.9)


11. Inflation adjustment of fixed assets (note 24(i))...........................          (397.5)     (276.1)       (239.7)

12. Temporary equity from forward contracts (note 24(j))........................          (567.0)      780.4             -

13. Derivative instruments and equity forward contracts in CEMEX's stock (notes
       24(l) and 24(m)).........................................................               -       437.4       1,938.4

14. Other U.S. GAAP adjustments (note 24(k))....................................          (520.9)     (271.0)         61.9

15. Monetary effect of U.S. GAAP adjustments....................................           571.6       307.6         262.9
                                                                                   -------------  ------------ -----------
    Approximate U.S. GAAP adjustments before cumulative effect of accounting
       change...................................................................           270.6     1,946.5       3,403.1
                                                                                   -------------  ------------ -----------
    Approximate net income under U.S. GAAP before cumulative effect of
       accounting change........................................................         6,182.3     9,394.8      17,965.4

    Cumulative effect of accounting change (notes 24(k) and 24(m))..............               -      (675.2)            -
                                                                                   -------------  ------------ -----------
    Approximate net income under U.S. GAAP after cumulative effect of
       accounting change........................................................ Ps      6,182.3     8,719.6      17,965.4
                                                                                   =============  ============ ===========
Basic EPS under U.S. GAAP before cumulative effect of accounting change......... Ps   1.38           1.99          3.60

Diluted EPS under U.S. GAAP before cumulative effect of accounting change.......      1.38           1.94          3.58
                                                                                   =============  ============ ===========

Basic EPS under U.S. GAAP after cumulative effect of accounting change.......... Ps   1.38           1.84          3.60

Diluted EPS under U.S. GAAP after cumulative effect of accounting change........      1.38           1.80          3.58
                                                                                   =============  ============ ===========

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


At December 31, 2003 and 2004, the other principal differences between Mexican GAAP and U.S. GAAP, and their effect on consolidated stockholders' equity, with an explanation of the adjustments, are presented below:

                                                                                                         At December 31,
                                                                                                     -------------------------
                                                                                                        2003         2004
                                                                                                     ----------- -------------
    Total stockholders' equity reported under Mexican GAAP....................................... Ps    80,797.2    91,566.8
    Inflation adjustment (*).....................................................................       (646.5)       -
                                                                                                     ----------- -------------
    Total stockholders' equity reported under Mexican GAAP after inflation adjustment............       80,150.7    91,566.8
    Approximate additional U.S. GAAP adjustments:
1.  Goodwill, net (note 24(a))...................................................................        1,329.8     5,621.5
2.  Deferred income taxes (note 24(b))...........................................................          809.6       990.3
3.  Deferred employees' statutory profit sharing (note 24(b))....................................       (3,170.2)   (3,059.4)
4.  Other employee benefits (note 24(c)).........................................................         (185.3)     (148.8)
5.  Capitalized interest (note 24(d))............................................................         (551.7)     (505.8)
6.  Minority interest--effect of financing transactions (note 24(e)).............................         (788.1)     -
7.  Minority interest--U.S. GAAP presentation (note 24(e)).......................................       (5,711.2)   (4,536.4)
8.  Depreciation (note 24(f))....................................................................          (58.1)      (78.7)
9.  Accruals for contingencies (note 24(g))......................................................           33.1      -
10. Investment in net assets of affiliated companies (note 24(h))................................         (257.1)     (267.4)
11. Inflation adjustment for machinery and equipment (note 24(i))................................        3,973.8     3,208.9
12. Derivative instruments and equity forward contracts in CEMEX's stock (notes 24(l) and 24(m)).          418.4       238.7
13. Other U.S. GAAP adjustments (note 24(k)).....................................................         (483.2)     (396.7)
                                                                                                     ----------- -------------
    Approximate U.S. GAAP adjustments before cumulative effect of accounting change..............       (4,640.2)    1,066.2
                                                                                                     ----------- -------------
    Approximate stockholders' equity under U.S. GAAP before cumulative effect of accounting
      change.....................................................................................       75,510.5    92,633.0
    Cumulative effect of accounting change (notes 24 (k) and (m))                                         (555.9)     -
                                                                                                     ----------- -------------
    Approximate stockholders' equity under U.S. GAAP after cumulative effect of accounting change Ps    74,954.6    92,633.0
                                                                                                     =========== =============

(*) Adjustment that reverses the restatement of prior periods into constant pesos as of December 31, 2004, using the CEMEX weighted average inflation factor (note 3B), and restates such prior periods into constant pesos as of December 31, 2004 using the Mexican-only inflation factor, in order to comply with current requirements of Regulation S-X. The Mexican and U.S. GAAP prior periods amounts, included throughout note 24, were restated using the Mexican inflation index, with the exception of those amounts of prior periods that are also disclosed in notes 1 to 23, which were not restated in note 24 using the Mexican inflation in order to have more straightforward cross-references between note 24 and the Mexican GAAP notes.

Net income and stockholders' equity reconciliations to U.S. GAAP for the year ended December 31, 2003 have been prepared on a basis that is substantially consistent with the accounting principles applied in our Annual Report on Form 20-F for the year ended December 31, 2002, except for the adoption of SFAS 143 Accounting for Asset Retirement Obligations ("SFAS 143") and SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"), as of and for the year ended December 31, 2003 (notes 24(k) and 24(m)). The term "SFAS" as used herein refers to Statements of Financial Accounting Standards.

(a)  Goodwill

Goodwill represents the difference between the purchase price and the estimated fair value of the acquired entity at the acquisition date. Goodwill recognized under Mexican GAAP has been adjusted for U.S. GAAP purposes for (i) the effect on goodwill from the U.S. GAAP adjustments as of the acquisition dates; (ii) beginning January 1, 2002, SFAS 142, Goodwill and Other Intangible Assets, eliminated the amortization of goodwill under U.S. GAAP (note 24(s)); and (iii) the difference between goodwill amounts carried in the reporting unit's functional currency, restated by the inflation factor of the reporting unit's country and then translated into Mexican pesos at the exchange rates prevailing at the reporting date, under U.S. GAAP, against goodwill amounts carried in the currencies of the reporting units' holding companies, translated into pesos and then restated using the Mexican inflation index under Mexican GAAP.

For the years ended December 31, 2002, 2003 and 2004, amortization of goodwill is reflected as other expenses under Mexican GAAP.

For purposes of reconciliation to U.S. GAAP, CEMEX adopted in 2002, SFAS 142 and SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (note 24(s)). As a result of this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP; therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is adjusted for purposes of the reconciliation of net income and stockholders' equity to U.S. GAAP.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


CEMEX assesses goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment (note 24(s)). If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured using estimated discounted future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts.

During 2004, CEMEX exchanged its CPOs for CAH shares (note 9A), resulting an excess in the fair value of the assets delivered over the fair value of the assets received of approximately Ps1,000.4, which were recognized as an adjustment to stockholders' equity under Mexican GAAP. This amount has been charged to earnings in the reconciliation of net income to U.S. GAAP. The reclassification under U.S. GAAP had no effect on stockholders' equity.

(b) Deferred Income Taxes ("IT") and Employees' Statutory Profit Sharing
("ESPS")

For U.S. GAAP purposes, CEMEX accounts for income taxes utilizing SFAS 109, Accounting for Income Taxes ("SFAS 109"), which requires the asset and liability method of accounting for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences", which result from applying the enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, considering tax loss carryforwards. The deferred income tax charged or credited to earnings is determined by the difference between the beginning and the year-end balance of the deferred tax assets or liabilities, and is recognized in nominal pesos. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities under U.S. GAAP at December 31, 2003 and 2004 are presented below:


                                                                                                  2003         2004
                                                                                               ------------ -----------
Deferred tax assets:
   Net operating loss and assets tax carryforwards........................................  Ps   13,778.1    13,272.3
   Trade accounts receivable..............................................................           98.9       109.0
   Accounts payable and accrued expenses..................................................        1,797.7     3,841.3
   Other..................................................................................           23.3       655.6
                                                                                               ------------ -----------
   Total gross deferred tax assets........................................................       15,698.0    17,878.2
   Less valuation allowance...............................................................        3,873.0     4,303.3
                                                                                               ------------ -----------
     Total deferred tax assets under U.S. GAAP............................................       11,825.0    13,574.9
                                                                                               ------------ -----------
Deferred tax liabilities:
   Property, plant and equipment..........................................................       22,452.0    21,982.1
   Inventories............................................................................          940.7       156.6
   Other..................................................................................          (20.2)    3,265.3
                                                                                               ------------ -----------
     Total deferred tax liability under U.S. GAAP.........................................       23,372.5    25,404.0
                                                                                               ------------ -----------
   Net deferred tax liability under U.S. GAAP.............................................       11,547.5    11,829.1
   Less--U.S. GAAP deferred IT liability of acquired subsidiaries at date of acquisition...        6,907.8     6,991.3
                                                                                               ------------ -----------
   Net deferred IT effect in stockholders' equity under U.S. GAAP.........................        4,639.7     4,837.8
   Less-- Deferred IT effect in stockholders' equity under Mexican GAAP (note 18B)........        5,493.2     5,828.1
                                                                                               ------------ -----------
   Income in reconciliation of stockholders' equity to U.S. GAAP..........................          835.5       990.3
   Inflation adjustment (note 3B).........................................................          (43.9)      -
                                                                                               ------------ -----------
    Net income in reconciliation of stockholders' equity to U.S. GAAP......................  Ps      809.6       990.3
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

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


CEMEX records a valuation allowance for the estimated amount of the recoverable deferred tax assets, which may not be realized due to the expiration of tax loss carryforwards. Through its continual evaluation of the effects of tax strategies, among other economic factors, during 2003 and 2004 CEMEX increased the valuation allowance by approximately Ps2,743.4 and Ps430.3, respectively.

Under Mexican GAAP, CEMEX determines deferred income tax through the asset and liability method (notes 3K and 18B), in a manner similar to U.S. GAAP. Nonetheless, there are specific differences as compared to the calculation under SFAS 109, resulting in adjustments in the reconciliation to U.S. GAAP. These differences arise from: (i) the recognition of the accumulated initial effect of the asset and liability method as of January 1, 2000, which was recorded directly to stockholders' equity and therefore, does not consider the provisions of APB Opinion 16 for the deferred tax consequences in business combinations made before January 1, 2000; and (ii) the effects of deferred tax on the reconciling items between Mexican and U.S. GAAP. For Mexican GAAP presentation purposes, deferred tax assets and liabilities are long-term items.

CEMEX has recorded a deferred tax liability for U.S. GAAP purposes, related to ESPS in Mexico, under the asset and liability method at the statutory rate of 10%. The principal effects of temporary differences that give rise to significant portions of the deferred ESPS liabilities at December 31, 2003 and 2004 are presented below:

                                                                                         -----------------------------
                                                                                             2003            2004
                                                                                         -------------   -------------
Deferred assets:

   Employee benefits...............................................................  Ps        27.3            18.6
   Trade accounts receivable.......................................................            23.5            24.3
   Other...........................................................................           110.3            70.3
                                                                                         -------------   -------------
Gross deferred assets under U.S. GAAP..............................................           161.1           113.2
                                                                                         -------------   -------------
Deferred liabilities:
   Property, plant and equipment...................................................         3,077.7         2,970.5
   Inventories.....................................................................           117.5             1.3
   Other...........................................................................           136.1           200.8
                                                                                         -------------   -------------
Gross deferred liabilities under U.S. GAAP.........................................         3,331.3         3,172.6
                                                                                         -------------   -------------
Net deferred liabilities under U.S. GAAP...........................................  Ps     3,170.2         3,059.4
                                                                                         =============   =============

In the condensed financial information presented under U.S. GAAP in note 24(o), ESPS effect, both current and deferred, is included in the determination of operating income. For Mexican GAAP presentation, ESPS effect, both current and deferred, is considered as a separate line item equivalent to income tax.

Under Mexican GAAP, CEMEX recognizes deferred ESPS for those temporary differences arising from the reconciliation of net income of the period and the taxable income for ESPS. In the reconciliation of net income to U.S. GAAP, deferred ESPS income of Ps21.7 in 2002, expense of Ps74.3 in 2003 and expense of Ps211.7 in 2004, determined under Mexican GAAP, were reversed.

(c)  Other Employee Benefits

Vacations

Beginning in 2003, CEMEX recognizes vacation expense under Mexican GAAP during the period the employees earn it, consistently with SFAS 43, Accounting for Compensated Absences. For the year ended December 31, 2002, in some business units of CEMEX, vacation expense was recorded for purposes of Mexican GAAP when taken rather than during the period the employees earn it; therefore, a reconciling item was determined for U.S. GAAP purposes representing expense of approximately Ps6.0 in 2002 and Ps1.3 in 2003. The amount of expense recognized during 2003 under U.S. GAAP represents the difference between the estimated accrual made under U.S. GAAP through December 31, 2002 and the accumulated initial effect from the accounting change under Mexican GAAP, which was recognized as of January 1, 2003 directly to stockholders' equity.

Severance

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Under Mexican GAAP, severance payments, which are not part of a business restructuring or a substitution for pension benefits, are recognized in earnings in the period in which they are paid. Under U.S. GAAP, post-employment benefits, including severance payments, for former or inactive employees, excluding retirement benefits, are accrued over an employee's service life. For the years ended December 31, 2002, 2003 and 2004, severance provisions recorded for U.S. GAAP purposes resulted in expense of Ps27.5, income of Ps92.4 and income of Ps27.6, respectively, with an accrual of Ps185.3 and Ps148.8 at December 31, 2003 and 2004, respectively. Severance payments relating to any specific event or restructuring are excluded from the calculation under SFAS 112, Employers' Accounting for Postemployment Benefits. Beginning in January 1, 2005, according to newly issued Mexican GAAP provisions, companies must accrue severance payments, which are not part of a business restructuring, over an employee's estimated service life (note 23).

Pension and other benefits

CEMEX accounts for employee pension benefits based on the net present value of the obligations determined by independent actuaries (notes 3J and 14), in a manner similar to SFAS 87, Employers' Accounting for Pensions, under U.S. GAAP and, therefore, no reconciling item is necessary. The information of pensions and other postretirement benefits, presented in note 14, include the obligations for these items in all Mexican and foreign subsidiaries.

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

(d)  Capitalized Interest

Under Mexican GAAP, CEMEX capitalizes interest related to debt incurred to finance construction projects, which is comprehensively measured in order to include the following effects: (i) the interest cost, plus (ii) any foreign currency fluctuations, and less (iii) the related monetary position result. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets. The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

(e)  Minority Interest

Financing Transactions

For U.S. GAAP presentation purposes (note 24(o)), related to the preferred stock described in note 15E, preferred dividends declared in 2002 were recognized as part of the minority interest in the consolidated income statements under both Mexican and U.S. GAAP. As a result of the adoption of SFAS 150 during 2003, preferred dividends declared in 2003 were classified as interest expense under U.S. GAAP.

For U.S. GAAP presentation purposes (note 24(o)), in respect to the capital securities described in note 15E, capital securities dividends declared in 2002 were recorded as part of the minority interest in the consolidated income statements under both Mexican and U.S. GAAP. As a result of the adoption of SFAS 150 during 2003, capital securities dividends declared in 2003 were classified as interest expense. During 2004, as a result of newly issued Mexican GAAP effective January 1, 2004, this transaction was treated as financial debt until its liquidation; consequently, dividends declared in 2004 were recorded as interest expense under both Mexican and U.S. GAAP.

U.S. GAAP adjustments on minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity. Under U.S. GAAP, minority interest is classified separately from stockholders' equity (note 24(o)). At December 31, 2003 and 2004, the amount presented in the reconciliation of stockholders' equity to U.S. GAAP includes the reclassification previously mentioned, as well as the share on minority interest of the adjustments to U.S. GAAP determined in the consolidated subsidiaries.

(f)  Depreciation

A subsidiary of CEMEX in Colombia records depreciation expense utilizing the sinking fund method. This methodology for depreciation was in place before CEMEX acquired the subsidiary in 1997. For Mexican GAAP purposes, CEMEX has maintained this accounting practice due to tax consequences in Colombia arising from a change

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


in methodology and the immateriality of the effects in CEMEX's consolidated results. For U.S. GAAP purposes, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. As a result, for the years ended December 31, 2002, 2003 and 2004, income of Ps13.8, Ps51.4 and Ps19.1, respectively, were reflected in the reconciliation of net income to U.S. GAAP.

 (g) Accruals for Contingencies

In prior years, CEMEX recorded accruals for contingent items related primarily to guarantees given and other responsibilities that did not meet the accrual criteria of SFAS 5, Accounting for Contingencies, under U.S. GAAP, since the likelihood of a loss occurring is considered to be possible but not probable, the accruals under Mexican GAAP were reversed for U.S. GAAP purposes. During 2003 and 2004, as a result of the adoption of new Bulletin C-9, Liabilities, accruals, contingent assets and liabilities and commitments, which is similar to SFAS 5 in respect to the accounting for contingencies, CEMEX has evaluated certain previously created accruals and determined to reverse them under Mexican GAAP. The amount presented in the reconciliation of net income to U.S. GAAP in 2004 corresponds to the reversal of the adjustment made in prior years under U.S. GAAP.

 (h) Affiliated Companies

CEMEX has adjusted its investment and equity method in affiliated companies (note 9A) for CEMEX's share of the approximate U.S. GAAP adjustments applicable to these affiliates.

(i)  Inflation Adjustment of Machinery and Equipment

For purposes of the reconciliation to U.S. GAAP, fixed assets of foreign origin are restated by applying the inflation rate of the country that holds the assets, regardless of the assets' origin countries, instead of using the Mexican GAAP methodology, under which a fixed asset of foreign origin is restated by applying a factor that considers the inflation of the asset's origin country, not the inflation of the country that holds the asset, and the fluctuation of the functional currency (currency of the country that holds the asset) against the currency of the asset's origin country. Depreciation expense is based upon the revised amounts.

(j)  Temporary Equity from Forward Contracts

During 1999, CEMEX entered into equity forward in its own ADSs with an original maturity in December 2002, in connection with its appreciation warrants (notes 15F and 17A). In December 2002, prior to their expiration, CEMEX renegotiated the extension of the contracts until December 2003 and recognized a loss of approximately U.S$98.3 million (Ps1,173.7) within stockholders' equity under Mexican GAAP, representing the difference between the cash redemption amount of the contracts and the market value of the underlying shares at origination of the agreements. The counterparties deducted the Company's loss amount from the prepayments made by CEMEX toward the forward contracts' final price. The renewed contracts were settled during October 2003 in connection with a secondary equity offering (note 17A), resulting in a gain of approximately U.S.$19.5 million (Ps232.9), recognized in stockholders' equity under Mexican GAAP. For Mexican GAAP purposes, since origination, the forward contracts were treated as equity transactions and gains or losses were recognized upon settlement or extension as an adjustment to stockholders' equity. During the life of the contracts, the difference between the proceeds from the ADSs sale and the forward price, which was periodically paid to the counterparties, was treated as a prepayment toward the forward contracts' final price and was presented as other accounts receivable. Such prepayments were also treated as preferred dividends in the reconciliation of net income to U.S. GAAP, in a manner similar to a mandatorily redeemable preferred stock, representing an expense of approximately Ps567.0 in 2002 and income of Ps780.4 in 2003. The amount of income in 2003 includes: (i) a net gain of U.S.$19.5 million from the secondary equity offering; (ii) income of U.S.$101.7 million from the reversal of prepayments accrued until settlement that were recognized as preferred dividends during the life of the contracts and that were not realized as a result of the offering and settlement; and (iii) expense of U.S.$6.4 million from prepayments made in 2003 treated as preferred dividends. The loss of U.S.$98.3 million and the gain of U.S.$19.5 million recognized in stockholders' equity under Mexican GAAP in 2002 and 2003, respectively, were not reclassified through net income in the reconciliation to U.S. GAAP, since such amounts were periodically charged to earnings under U.S. GAAP as part of the preferred dividends.

(k)  Other U.S. GAAP Adjustments

Capitalization of costs of computer software development--Under U.S. GAAP, certain direct costs related to the development stage or purchase of internal-use software are capitalized and amortized over the estimated useful life of

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


the software. Costs related to the preliminary project stage and the post-implementation/operations stage are expensed as incurred.

Beginning in 2001, CEMEX implemented the policy of capitalizing the direct costs associated with developing and implementing of internal-use software (note 11) resulting in a capitalization under Mexican GAAP for the years ended December 31, 2002, 2003 and 2004 of U.S.$90.1 million (Ps1,097.8), U.S.$11.3 million (Ps134.9) and U.S.$9.9 million (Ps110.3), respectively. The estimated average useful lives period to amortize these capitalized costs is between 3 and 5 years. As a result, in the reconciliation of net income to U.S. GAAP for the years ended December 31, 2002, 2003 and 2004, the reconciling item refers exclusively to the amortization of the capitalized amount under U.S. GAAP until December 2000, which led to expenses of Ps214.5 in 2002, Ps366.3 in 2003 and Ps27.7 in 2004, respectively, with a net effect of income in the stockholders' equity reconciliation to U.S. GAAP at December 31, 2003 of Ps26.8.

Deferred charges--Capitalized costs, net of accumulated amortization, that did not qualify for deferral under U.S. GAAP were reversed through earnings under U.S. GAAP in the period incurred, resulting in expense of Ps306.4 in 2002, income of Ps95.3 in 2003 and income of Ps89.6 in 2004. During 2003 and 2004, all amounts capitalized under Mexican GAAP also met the requirements for capitalization under U.S. GAAP. Accordingly, the reconciliation of net income to U.S. GAAP for the years ended December 31, 2003 and 2004 only includes amounts amortized under Mexican GAAP during the respective year and which were expensed in prior years under U.S. GAAP. The net effect in the reconciliation of stockholders' equity to U.S. GAAP was a decrease of Ps510.0 and Ps396.7 at December 31, 2003 and 2004, respectively.

Asset Retirement Obligations and Other Environmental Costs--Effective January 1, 2003, SFAS 143, Accounting for Asset Retirement Obligations ("SFAS 143"), requires entities to record the fair value of an asset retirement obligation as a liability in the period in which incur a legal or constructive obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against an asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Also effective January 1, 2003, Mexican GAAP's Bulletin C-9 established basically the same requirement as SFAS 143. The difference between Mexican GAAP and U.S. GAAP on this item relates to the recognition of the cumulative initial effect from adoption, which under SFAS 143 was recognized in earnings after net income, while under Mexican GAAP it was recognized in stockholders' equity. Accordingly, the reconciling item presented in the reconciliation of net income to U.S. GAAP includes the reclassification of the cumulative effect from adoption from stockholders' equity under Mexican GAAP to net income under U.S. GAAP (notes 3V and 13).

As mentioned in note 3V, during 2003, an asset retirement liability was recorded in the amount of approximately Ps537.2, against fixed assets of Ps388.1, deferred IT assets of Ps58.0 and an initial cumulative effect of Ps91.1, recorded in stockholders' equity under Mexican GAAP and in earnings under U.S. GAAP.

In addition, environmental expenditures related to current operations are expensed or capitalized, as appropriate. Other than those contingencies disclosed in notes 13 and 22G, CEMEX is not currently facing other material contingencies, which might result in the recognition of an environmental remediation liability.

Monetary position result--Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined in accordance with the weighted average inflation factor for the period.

Reclassifications--Non-cement related assets (note 8) of Ps420.3 and Ps577.7, as of December 31, 2003 and 2004, respectively, were reclassified to long-term assets for purposes of the condensed financial information under U.S. GAAP in note 24(o). These assets are stated at their estimated fair value. Estimated costs to sell these assets are not significant.

(l)  Financial Instruments

Derivative Financial Instruments (notes 3N, 12 and 17)

Under U.S. GAAP, all derivative instruments, including derivative instruments embedded in other contracts, should be recognized in the balance sheet as assets or liabilities at their fair values and changes in fair value are recognized

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


immediately in earnings, unless the derivatives qualify as hedges of future cash flows, in which case the effective portion of such changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs. Mexican GAAP, through Bulletin C-2 (note
3N), establishes a methodology similar to that of U.S. GAAP (SFAS 133, Derivative Instruments and Hedging Activities). The differences between SFAS 133 and Bulletin C-2 relate to the rules for hedge accounting. SFAS 133 provides specific rules for hedge accounting, while under Bulletin C-2, hedge accounting is based solely on an entity's intention and designation, providing that the underlying hedged asset or liability is already recognized in the balance sheet. Bulletin C-2 does not provide guidance for hedging forecasted transactions, for cash flow hedges, for derivative instruments by an entity in its own equity and, for hedges of an entity's net investment in its foreign subsidiaries. Accordingly, such instruments have been accounted for by CEMEX in accordance with SFAS 133 or with other U.S. GAAP accounting pronouncements, as appropriate. Fair value hedges, as defined by SFAS 133, were precluded by Mexican GAAP until December 31, 2004, since it was not permitted to record primary hedged instruments at fair value (note 23).

At December 31, 2003 and 2004, the differences in derivative instruments' hedge accounting between Mexican and U.S. GAAP, as they relate to CEMEX, led to an adjustment in the reconciliation of net income to U.S. GAAP, and a reclassification in the condensed financial information under U.S. GAAP in note 24(o), which are explained as follows:

o In connection with the fair value recognition of the derivatives related to the Company's acquisition of RMC (note 17B); under Mexican GAAP, CEMEX designated such derivatives as hedge of the variability in cash flows associated with exchange fluctuations between the U.S. dollar, the currency in which CEMEX obtained the funds to purchase, and the British pound, the currency in which the firm commitment was established. As a result of this designation, the Company recognized in stockholders' equity, the changes in fair value of the derivatives from the designation date that took place on November 17, 2004 until December 31, 2004, and which represented a gain of approximately U.S.$132.1 million (Ps1,471.6). This gain was reclassified to earnings under Mexican GAAP in March 2005, the date when the purchase occurred. For purposes of the reconciliation of net income to U.S. GAAP, this gain was reclassified from stockholders' equity to earnings in 2004, as SFAS 133, does not permit to establish a cash flow hedging relationship in a transaction that involves a business combination.

o As discussed in note 12B, as of December 31, 2003 and 2004, related to the estimated fair value of Cross Currency Swaps ("CCS"), CEMEX recognized net assets of U.S.$262.0 million (Ps3,128.7) and U.S.$208.5 million (Ps2,322.7), respectively. Under U.S. GAAP, these amounts do not qualify for net presentation and thus have been presented as gross amounts for purposes of the condensed financial information under U.S. GAAP presented in note 24(o). As a result, under U.S. GAAP at December 31, 2003, in respect to the portion of the estimated fair value attributable to changes in the exchange rates, short-term and long-term debt increased U.S.$171.9 million (Ps2,052.8), including prepayments, against current and non-current assets; while in respect of the portion of the estimated fair value attributable to accrued interest, current liabilities increased U.S.$12.2 million (Ps145.7) against current assets. At December 31, 2004, in respect to the portion of the estimated fair value attributable to changes in the exchange rates, short-term and long-term debt increased U.S.$131.8 million (Ps1,468.3), including prepayments, against current and non-current assets; while in respect of the portion of the estimated fair value attributable to accrued interest, current liabilities increased U.S.$10.9 million (Ps121.4) against current assets.

See note 24(m) for changes in accounting principles regarding CEMEX's equity forward contracts in its own shares due to the adoption of SFAS 150. All derivative instruments, with the exceptions described above and the equity forwards described in notes 24(j) and 24(m), entered into by CEMEX and disclosed in notes 12 and 17, were accounted under Mexican GAAP consistently with the provisions of U.S. GAAP.

For all hedging relationships for accounting purposes, CEMEX formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as cash-flow or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

As of December 31, 2003 and 2004, CEMEX has not designated any derivative instrument as a fair value hedge for accounting purposes under both Mexican GAAP and U.S. GAAP. CEMEX also formally assesses, both at the hedge's origination and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


hedge or that it has ceased to be a highly effective hedge, CEMEX discontinues hedge accounting prospectively.

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

The carrying value of CEMEX's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to CEMEX for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to CEMEX) at December 31, 2004 is summarized as follows:


                  At December 31, 2004                                     Estimated fair
                                                          Carrying amount       value
                                                          ---------------  --------------
Bank loans.......................................    Ps       30,302.4       30,304.0
Notes payable....................................             30,412.3       32,994.8
                                                          ---------------  --------------

As discussed in notes 3D and 15D, CEMEX has designated certain debt as hedges of its investment in foreign subsidiaries and, for Mexican GAAP purposes, records foreign exchange fluctuations on such debt in stockholders' equity. For purposes of the U.S. GAAP net income reconciliation, expense of Ps2,693.0 in 2002, and expense of Ps871.3 in 2003 and income of Ps184.3 in 2004, were recognized as foreign exchange results since the related debt did not meet the conditions for hedge accounting purposes, given that the currencies involved do not move in tandem.

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

Under SFAS 150, mandatorily redeemable instruments must be classified as a liability and initially measured at fair value against equity. Equity forward contracts that require physical settlement by repurchase of a fixed number of the issuer's equity shares in exchange for cash are measured initially at the fair value of the shares at origination, adjusted for any consideration or unstated rights or privileges, against equity. Subsequently, those instruments should be measured at the net present value of the amount to be paid at settlement, accruing interest cost using the rate implicit at origination. Other instruments within the scope of SFAS 150 shall be initially measured at fair value with subsequent changes in fair value recognized in earnings as interest expense. SFAS 150 was adopted presenting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement. Restatement is not permitted.

Mandatorily Redeemable Instruments

As described in notes 15E and 24(e), CEMEX held capital securities for the outstanding amount of U.S.$66 million (Ps735.2) at December 31, 2003 that were liquidated in October 2004. The capital securities were a mandatorily

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


redeemable financial instrument, presented under minority interest under Mexican GAAP. For the year ended December 31, 2002, capital securities dividends were recognized in the income statement within minority interest for both Mexican GAAP and U.S. GAAP. As a result of the adoption of SFAS 150, for purposes of the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003, capital securities were recognized at their outstanding amount (equivalent to fair value) as a separate component within liabilities (note 24(o)), for approximately Ps735.2 (U.S.$66 million) against minority interest, which is considered a component of consolidated stockholders' equity under Mexican GAAP. In the condensed financial information under U.S. GAAP in note 24(o) for the year ended December 31, 2003, capital securities dividends in the income statement were reclassified from minority interest under Mexican GAAP to a separate item of interest expense under U.S. GAAP (note 15E).

Equity Forward Contracts in CEMEX's own Shares

As described in notes 16 and 17A, as of December 31, 2003 and 2004, CEMEX held equity forward contracts negotiated to hedge future exercises under its stock option programs, for notional amounts of U.S.$789.3 million and U.S.$1,112 million, respectively. Since January 1, 2001, under Mexican GAAP, these forward contracts, which can be physically or net cash settled at CEMEX's option, have been recognized at their estimated fair value as assets or liabilities in the balance sheet and changes in fair value have been recorded in earnings for the years ended December 31, 2002, 2003 and 2004. The accounting treatment given to these contracts since 2001 is consistent with SFAS 150 and, therefore, with respect to these forwards, no reconciling adjustments are required pursuant to the implementation of the Statement.

In addition, as of December 31, 2003 and 2004, CEMEX held other equity forward contracts (note 17A), for notional amounts of U.S.$295.7 million and U.S.$45.2 million, respectively, which can be physically or net cash settled at CEMEX's option and which are considered as equity transactions under Mexican GAAP.
For U.S. GAAP. Until December 31, 2002, the effects of these contracts were recognized upon settlement as an adjustment to stockholders' equity and no periodic recognition was made. Under SFAS 150, these instruments should be initially recognized at their estimated fair market value as assets or liabilities in the balance sheet and subsequent changes in fair value should be recorded in earnings, with the cumulative effect of adoption recognized as an adjustment to net income. CEMEX adopted SFAS 150 as of June 30, 2003 and, as a result, for purposes of the reconciliations of stockholders' equity and net income to U.S. GAAP as of and for the year ended December 31, 2003, a net liability of approximately U.S.$11.6 million (Ps138.5) was recognized against the cumulative effect from the change in accounting principle, which represented an expense of approximately U.S.$49.1 million (Ps585.7) and a gain related to changes in fair value during 2003 amounting to approximately U.S.$36.9 million (Ps440.9).

Related to the equity forwards in the Company's own, during 2004, upon settlement of several contracts, CEMEX recognized a gain of approximately U.S.$38.6million (Ps430.3) under Mexican GAAP within stockholders' equity. Under U.S. GAAP, instruments with a variety of settlement options should be marked to market through earnings; accordingly, the gain recognized under Mexican GAAP was reclassified to earnings under U.S. GAAP. The reclassification under U.S. GAAP had no effect on stockholders' equity.

There are no other instruments subject to SFAS 150 other than those previously described.

(n)  Supplemental Debt Information

At December 31, 2003 and 2004, due to CEMEX's ability and its intention to refinance short-term debt with the available amounts of the committed long-term lines of credit, U.S.$395 million (Ps4,716.8) and U.S.$847.2 million (Ps9,438.1), respectively, were reclassified from short-term debt to long-term debt under Mexican GAAP (note 12). For purposes of the condensed balance sheets under U.S. GAAP in note 24(o), this reclassification was reversed given that under U.S. GAAP the reclassification is precluded when the long-term agreements contain "Material Adverse Events" clauses, which in the case of CEMEX are customary covenants.

(o)  Condensed Financial Information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2002, 2003 and 2004, prepared under U.S. GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of U.S. GAAP:

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


                                                                                      Years ended December 31,
                                                                              ------------------------------------------
Statements of income                                                              2002          2003          2004
                                                                              ------------- ------------- --------------
Net sales..................................................................Ps    73,648.6      84,046.9      89,857.0
Gross profit...............................................................      31,806.8      35,058.2      37,900.7
Operating income...........................................................      11,903.8      14,339.9      16,511.5
Comprehensive financial result.............................................      (6,461.9)     (2,988.6)      3,858.3
Other expenses, net........................................................      (1,049.8)     (1,183.2)     (1,077.3)
Income tax (including deferred)............................................       1,729.4      (1,171.3)     (1,635.2)
Equity in income of affiliates.............................................         497.5         564.6         572.7
                                                                              ------------- ------------- --------------
Consolidated net income....................................................       6,619.0       9,561.4      18,230.0
Minority interest net income...............................................         436.7         166.6         264.6
                                                                              ------------- ------------- --------------
Majority interest net income before cumulative effect of accounting change.       6,182.3       9,394.8      17,965.4
Cumulative effect of accounting change.....................................           -          (675.2)          -
                                                                              ------------- ------------- --------------
Majority interest net income...............................................Ps     6,182.3       8,719.6      17,965.4
                                                                              ============= ============= ==============

The following table presents consolidated condensed balance sheets at December 31, 2003 and 2004, prepared under U.S. GAAP, including all differences and reclassifications as compared to Mexican GAAP described in this note 24:


                                                                                              At December 31,
                                                                                     ----------------------------------
   Balance sheets                                                                          2003             2004
                                                                                     ------------------  --------------
   Current assets.................................................................Ps        21,975.2         24,545.6
   Investments and non-current assets.............................................          10,013.6         21,113.1
   Property, machinery and equipment..............................................         112,670.2        109,542.3
   Deferred charges...............................................................          51,680.5         51,158.4
                                                                                     ------------------  --------------
       Total assets...............................................................         196,339.5        206,359.4
                                                                                     ==================  ==============
   Current liabilities............................................................          37,971.9         36,239.7
   Long-term debt.................................................................          47,204.0         43,639.4
    Shares subject to mandatory redemption:
       Putable capital securities (see note 15E)..................................             781.8         -
   Other non-current liabilities..................................................          29,716.0         29,310.9
                                                                                     ------------------  --------------
       Total liabilities..........................................................         115,673.7        109,190.0
                                                                                     ------------------  --------------
       Minority interest..........................................................           5,711.2          4,536.4
                                                                                     ------------------  --------------
       Stockholders' equity including cumulative effect of accounting change......          74,954.6         92,633.0
                                                                                     ==================  ==============
       Total liabilities and stockholders' equity.................................Ps       196,339.5        206,359.4
                                                                                     ==================  ==============

The prior period amounts presented in the tables above were restated to constant pesos as of December 31, 2004 using the Mexican inflation rate in order to comply with current requirements of Regulation S-X, instead of the weighted average inflation factor used by CEMEX under Mexican GAAP (see note
3B).

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

The following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2002, 2003 and 2004, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented in millions of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


                                                                                   Years ended December 31,
                                                                         ----------------------------------------------
                                                                              2002           2003            2004
                                                                         --------------- -------------- ---------------
Net cash provided by operating activities........................... Ps        9,526.4         9,771.8       21,884.3
Net cash used in financing activities...............................          (1,323.7)       (4,874.0)      (3,722.7)
Net cash used in investing activities...............................          (8,380.4)       (5,419.4)     (17,733.5)
                                                                         =============== ============== ===============

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

                                                                                   Years ended December 31,
                                                                         ----------------------------------------------
                                                                              2002           2003            2004
                                                                         --------------- -------------- ---------------
Interest paid....................................................... Ps        3,467.1         4,897.4        3,654.4
Income taxes paid...................................................           1,350.3           576.2        1,314.2
                                                                         =============== ============== ===============

Non-cash activities are comprised of the following:

Liabilities assumed through the acquisition of businesses were Ps1,873.7 in 2002 and Ps137.8 in 2003. In 2004, in connection with the acquisition of the 18.8% equity interest in RMC (see note 9A) and other minor acquisition during the year, new financings and other liabilities for approximately U.S.$835.7 million (Ps9,309.7) were assumed.

(q)  Restatement to Constant Pesos of Prior Years

The following table presents summarized financial information under Mexican GAAP of the consolidated income statements for the years ended December 31, 2002 and 2003 and balance sheet information as of December 31, 2003, in constant Mexican pesos as of December 31, 2004, using the Mexican inflation index:

                       Years ended December 31,                                     2002                  2003
                                                                             --------------------  --------------------
   Sales...............................................................  Ps           74,348.3              84,868.1
   Gross profit........................................................               32,811.4              35,944.3
   Operating income....................................................               14,889.9              17,238.2
   Majority interest net income........................................                5,911.7               7,448.3
                                                                             ====================  ====================
                            At December 31,                                                               2003
                                                                                                   --------------------
   Current assets......................................................                         Ps          21,635.2
   Non-current assets..................................................                                    168,085.1
   Current liabilities.................................................                                     33,515.9
   Non-current liabilities.............................................                                     76,053.7
   Majority interest stockholders' equity..............................                                     73,849.1
   Minority interest stockholders' equity..............................                                      6,301.6
                                                                                                   ====================

(r)  Stock Option Programs

For financial reporting under Mexican GAAP, CEMEX accounts for its stock option programs (note 16) using a methodology that is consistent with the rules set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") under U.S GAAP. According to APB 25, compensation cost should be determined under the intrinsic cost method, which represents the difference between the strike price and the market price of the stock at the reporting date, for all plans that do not meet the following characteristics: (i) the exercise price established in the option is equal to the quoted market price of the stock at the measurement date, (ii) the exercise price is fixed for the option's life, and (iii) the option's exercise is hedged through the issuance of new shares of common stock. After considering these characteristics, no compensation cost is recognized for the fixed program (note 16C), while compensation cost is periodically determined, beginning in 2001, for the variable program (note 16B) and the voluntary programs (note 16E), beginning in 2002, for the special program (note 16D), and beginning in 2004, for the restricted program.

Stock options activity during 2003 and 2004, the balance of options outstanding at December 31, 2003 and 2004 and other general information regarding CEMEX's stock option programs is presented in note 16. The availability of CPOs for the potential future exercise of the programs is hedged through equity forward contracts in CEMEX's own stock (note 17A).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Under U.S. GAAP, SFAS 123, Accounting for Stock-Based Compensation, requires compensation cost for stock option plans to be determined based on the options' fair value at the grant date, using a qualified option-pricing model, and recorded in results of operations during the options' vesting period, after which no further recognition is required.

Had compensation cost be determined under SFAS 123, based on the fair value of stock options at the grant date using an option pricing model, CEMEX's net income and earnings per share would have been as follows:


             For the year ended December 31, 2002                   Special     Variable      Voluntary
                                                                    program      program      programs        Total
                                                                  ------------  -----------  ------------ --------------
Net income, as reported (Mexican GAAP)........................Ps                                               6,339.2
   Cost of options granted according to SFAS 123..............          (9.9)       (186.3)       (21.0)        (217.2)
   Reversal of cost recognized under APB 25 3.................           -             -           60.9           60.9
                                                                  ------------  -----------  ------------ --------------
Approximate net income, pro forma.............................                                                 6,182.9
                                                                                                          ==============
Basic earnings per share, as reported.........................Ps                                                 1.41
                                                                                                          --------------
Basic earnings per share, pro forma...........................Ps                                                 1.37
                                                                                                          ==============

             For the year ended December 31, 2003                   Special     Variable      Voluntary
                                                                    program      program      programs        Total
                                                                  ------------  -----------  ------------ --------------
Net income, as reported (Mexican GAAP)........................Ps                                               7,508.4
   Cost of options granted according to SFAS 123 1............         (14.6)       (184.2)         -           (198.8)
   Reversal of cost recognized under APB 25 3.................          62.9         389.1         31.2          483.2
                                                                  ------------  -----------  ------------ --------------
Approximate net income, pro forma.............................                                                 7,792.8
                                                                                                          ==============
Basic earnings per share, as reported.........................Ps                                                 1.58
                                                                                                          --------------
Basic earnings per share, pro forma...........................Ps                                                 1.65
                                                                                                          ==============

       For the year ended December 31, 2004            Restricted      Special     Variable     Voluntary
                                                         program       program      program     programs       Total
                                                                     ------------ ------------ ------------ ------------
Net income, as reported (Mexican GAAP).............Ps                                                         14,562.3
   Cost of options granted according to SFAS 123 2.      (1,366.7)        (23.0)        (1.2)         -      (1,390.9)
   Reversal of cost (income) under APB 25 3........         224.6         159.7       (240.6)       (84.5)        59.2
                                                       ------------  ------------ ------------ ------------ ------------
Approximate net income, pro forma..................                                                           13,230.6
                                                                                                          ==============
Basic earnings per share, as reported..............Ps                                                            2.92
                                                                                                            ------------
Basic earnings per share, pro forma................Ps                                                            2.65
                                                                                                          ==============

1 The cost of the voluntary program granted in 2003 under the fair value approach (SFAS 123) amounting to approximately Ps227.4 is not presented, since net income under Mexican GAAP includes the liquidation cost of approximately Ps740.3 related to such program, which was fully exercised during the year (note 16 E).

2 As a result of the early exercise in December 2004, CEMEX recognized a liquidation cost of approximately U.S.$61.1 million (Ps680.7) related to options redeemed from old programs (note 16), including those of the variable program granted in February 2004 and those of the restricted program initiated also in February 2004, of which approximately 99.6% and 98.5% were exercised, respectively. Consequently, the pro forma expense under SFAS 123 includes approximately U.S.$0.1 million (Ps1.2) related to the variable program and U.S.$2.1 million (Ps23.2) related to the restricted program, corresponding to the 0.4% and 1.5% of options under these programs, respectively, that were not exercised.

3 The amount of expense (income) recognized under Mexican GAAP and reversed for purposes of the pro forma disclosure under U.S. GAAP, reflects only the change between the initial balance and the year-end balance of the provision created for under the intrinsic value method, and do not include amounts expensed in actual exercises or liquidations. Amounts expensed are included in earnings under Mexican GAAP and are not reversed for U.S. GAAP disclosure purposes.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The assumptions for the valuation model for the options granted during each year were as follows:

                                                                2002           2003            2004
                                                            ============== ==============  ==============
Expected dividend yield.....................................     2%             2%              2%
Volatility..................................................     25%            25%             25%
Range of risk free interest rates........................... 3.6% - 4.8%    3.7% - 4.5%     4.0% - 4.6%
Weighted average tenure.....................................  9.8 years       7 years         8 years
                                                            -------------- --------------  --------------

(s)  Impairment of Long Lived Assets

As mentioned in note 24(a), effective January 1, 2002, CEMEX adopted SFAS 142, which eliminates the amortization of goodwill and of indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives, the impairment testing and the recognition of goodwill and other intangible assets acquired in business combinations. Likewise, effective January 1, 2002, CEMEX adopted SFAS 144, which establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business.

As a result of such adoption under U.S. GAAP, CEMEX ceased the amortization of the goodwill balances determined at December 31, 2001; however, such amounts remain subject to impairment evaluations. During the first half of 2002, in connection with SFAS 142's transitional goodwill impairment evaluation, which required an assessment of whether there was an indication that goodwill was impaired as of the date of adoption, CEMEX identified its reporting units and determined the carrying value of each reporting unit as of January 1, 2002, by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. CEMEX also determined the fair value of each reporting unit and compared it to their related carrying amounts. Fair value of the reporting units exceeded in each case the corresponding carrying amount and, therefore, no impairment charges resulted from the transitional evaluation performed on the recorded goodwill as of January 1, 2002. For the years ended December 31, 2002, 2003 and 2004, goodwill under Mexican GAAP continued to be an amortizable intangible asset. Based on the similarities of the components of the operating segments (cement, ready-mix concrete, aggregates and other construction materials), CEMEX's geographical segments under SFAS 131 are also the reporting units under SFAS 142 for purposes of assessing fair value in determining potential impairment at transition and in future periods.

Under U.S. GAAP, CEMEX assesses goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of both amortizable and non-amortizable intangible assets, while undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair value based on the best information available. The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to a non-amortizable intangible are not expected to continue for the foreseeable future, a useful life is assigned. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. For the years ended December 31, 2002, 2003 and 2004, there were no impairment charges under U.S. GAAP in addition to those described in notes 10 and 11, which were recorded under Mexican GAAP, as CEMEX's policy for impairment is consistent with U.S. GAAP.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Approximate goodwill by reporting unit under U.S. GAAP is summarized as follows:

                                                                                       Inflation and
                                   December 31,        Goodwill         Impairment        currency        December 31,
                                       2002          acquired (1)        charges       fluctuation (2)       2003
                                  ----------------  ---------------   ---------------  ---------------   --------------
United States................ Ps       15,760.5            212.7               -            1,075.1        17,048.3
Mexico.......................           6,621.0              -                 -                -           6,621.0
Spain........................           9,219.1              -                 -            2,592.1        11,811.2
Colombia.....................           3,421.1              -                 -              481.7         3,902.8
The Philippines..............           1,918.3                             (568.6)                         1,394.9
                                                             -                                 45.2
Dominican Republic...........             422.8                                                               348.0
                                                             -                 -             (74.8)
Thailand.....................             437.3                                                               504.8
                                                             -                 -               67.5
The Caribbean................             416.5                                                               444.1
                                                             -                 -               27.6
Venezuela....................             287.4                                                               333.8
                                                             -                 -               46.4
Egypt........................             299.6                                                               245.7
                                                             -                 -             (53.9)
Costa Rica...................             302.8                                                               325.5
                                                             -                 -               22.7
Other reporting units (3)....           1,346.5                             (360.8)                         1,466.6
                                                             -                                480.9
Affiliates (note 9A).........             582.6                                                               590.6
                                                             -                 -                8.0
                                  ----------------  ---------------   ---------------  ---------------   --------------
                              Ps       41,035.5            212.7            (929.4)         4,718.5        45,037.3
                                  ================  ===============   ===============  ===============   ==============

                                                                                       Inflation and
                                                                                          currency
                                   December 31,        Goodwill         Impairment       fluctuation      December 31,
                                       2003          acquired (1)        charges            (2)              2004
                                  ----------------  ---------------   ---------------  ---------------   --------------
United States................ Ps       17,048.3            100.3               -            (500.9)         16,647.7
Mexico.......................           6,621.0              -                 -                -            6,621.0
Spain........................          11,811.2              -                 -              555.2         12,366.4
Colombia.....................           3,902.8              -                 -              616.7          4,519.5
The Philippines..............           1,394.9              -                 -              (4.7)          1,390.2
Dominican Republic...........             348.0              -                 -              118.0            466.0
Thailand.....................             504.8              -                 -              (4.9)            499.9
The Caribbean................             444.1              -                 -             (12.6)            431.5
Venezuela....................             333.8              -                 -             (22.1)            311.7
Egypt........................             245.7              -                 -              (0.4)            245.3
Costa Rica...................             325.5              -                 -             (13.7)            311.8
Other reporting units (3)....           1,466.6              -              (248.9)          (57.0)          1,160.7
Affiliates (note 9A).........             590.6              -                 -              (4.0)            586.6
                                  ----------------  ---------------   ---------------  ---------------   --------------
                              Ps       45,037.3            100.3            (248.9)           669.6         45,558.3
                                  ================  ===============   ===============  ===============   ==============

1. During 2003 (note 9A), CEMEX acquired a raw materials supplier and a cement plant and quarry in the United States for a combined purchase price of approximately U.S.$99.7 million (Ps1,110.7). In addition, during 2004 CEMEX acquired a ready-mix company in the state of Georgia for approximately U.S.$16.7 million (Ps186.0).

2. The amounts presented in this column include: (i) the effects on goodwill from foreign exchange fluctuations during the period between the reporting unit's currencies and the Mexican peso, and (ii) the effect of removing the restatement into constant pesos as of December 31, 2004 using Mexican inflation, applied to the goodwill balances at the beginning of the year.

3. Other reporting units are primarily integrated by CEMEX's cement operations in Puerto Rico and Panama, the ready-mix concrete operations in France and the reporting unit engaged in software development projects.

(t) Sale of Accounts Receivable

CEMEX accounts for transfers of receivables under Mexican GAAP consistently with the rules set forth by SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Under SFAS 140, transactions that meet the criteria for surrender of control are recorded as sales of receivables and their amounts are removed from the consolidated balance sheet at the time they are sold (note 5).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


(u)  Other Disclosures Under U.S. GAAP

Accounting for Costs Associated with Exit or Disposal Activities

Effective January 1, 2003, CEMEX adopted SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities, basically requires, as a condition to accrue for the costs related to an exit or disposal activity, including severance payments, that the entity communicate the plan to all affected employees and that the plan be terminated in the short-term; otherwise, associated costs should be expensed as incurred. As of and for the years ended December 31, 2003 and 2004, CEMEX did not recognize any such costs related to exit or disposal activities.

Guarantor's Accounting and Disclosure Requirements for Guarantees

Effective January 1, 2003, CEMEX adopted Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at origination of a guarantee, a liability for the fair value of the obligation undertaken. As of December 31, 2003 and 2004, CEMEX has not guaranteed any third parties' obligations; however, with respect to the electricity supply long-term contract discussed in note 22F, CEMEX may also be required to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to purchase the energy and pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. For the years ended December 31, 2003 and 2004, for accounting purposes under Mexican GAAP and U.S. GAAP, CEMEX has considered this agreement as a long-term supply agreement and no liability has been created, based on the contingent characteristics of CEMEX's obligation and given that, absent a default under the agreement, CEMEX's obligations are limited to the purchase of energy from, and the supply of fuel to, the plant.

Variable Interest Entities

Effective March 15, 2004, CEMEX adopted Interpretation 46R (revised December
2003), Consolidation of Variable Interest Entities, an interpretation of ARB 51 ("FIN 46R"). The interpretation addresses the consolidation by business enterprises of variable interest entities ("VIEs"), which are defined in FIN
46R as those that have one or more of the following characteristics: (i) entities which equity investment at risk is not sufficient to finance their operations without requiring additional subordinated financing support provided by any parties, including the equity holders; and (ii) the equity investors lack one or more of the following attributes: a) the ability to make decisions about the entity's activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity, and c) the right to reveive the expected residual returns of the entity. Among others, entities that are deemed to be a business according to FIN 46R, including operating joint ventures, need not be evalued to determine if they are VIE's under FIN 46R. Variable interests, among other factors, may be represented by operating losses, debt, contingent obligations or residual risks and may be assumed by means of loans, guarantees, management contracts, leasing, put options, derivatives, etc. A primary beneficiary is the entity that assumes the variable interests of a VIE, or the majority of them in the case of partnerships, directly or jointly with related parties, and is the entity that should consolidate the VIE. FIN 46R applies to financial statements for periods ending after March 15, 2004. As discussed in the preceding paragraph, CEMEX has an electricity supply long-term contract (note 22F), through which, an international partnership, which built and currently operates an electrical energy generating plant, will sell to CEMEX, starting in 2004, all the energy generated for a term of no less than 20 years. Under FIN 46R, after analysis of the provisions of the agreements, CEMEX believes that such partnership is not a VIE under the scope of the Interpretation, and, therefore, as of and for the years ended December 31, 2003 and 2004, CEMEX has not consolidated any asset, liability or operating result of such partnership.

(v)  Newly Issued Accounting Pronouncements under U.S. GAAP

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, Share-Based Payment, a revision of Statement 123, "Accounting for Stock Issued to Employees", which establishes standards for the accounting of all share-based payment transactions, with a primary focus on schemes in which an entity obtains employee services in share-based payment transactions, also clarifies and expands guidance in several areas, including measuring fair

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. SFAS123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting, permitted by Statement 123 as originally issued (note 24(r)), under which, upon compliance of certain rules, issuing stock options to employees resulted in recognition of no compensation cost.

The cost under SFAS123R should be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share awards will be estimated using option-pricing models, unless observable market prices for the same or similar instruments are available.

SFAS 123R will be effective for the Company as of January 1, 2006 and will apply to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this statement, if any, will be recognized as of the required effective date. As of the required effective date, entities that used the fair-value-based method for either recognition or disclosure under Statement 123 (note 24(r)) will apply SFAS123R using a modified version of prospective application. Under this transition method of adoption, compensation cost is recognized for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

In connection with the adoption of SFAS 123R in 2006, if the Company elects to grant new equity awards to employees, SFAS 123R may have a material impact in the Company's net income under U.S. GAAP (see pro forma historical information in footnote 24(r)). In respect to expected non-vested awards as of the adoption date, the Company considers that their cost will not have a material effect given that they are very few after the restructuring of employee' stock option programs undertaken during 2004.

In December 2004, the FASB issued SFAS 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company does not expect any material impact from the adoption of this statement.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The exception provides that those exchanges should be measured based on the recorded amount of the nonmonetary assets relinquished, rather than on the fair values of the exchanged assets. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The Company does not expect any material impact from the adoption of this Statement.

(w)  Recent Developments (unaudited)

On March 1, 2005, CEMEX completed the acquisition of RMC. The boards of directors of CEMEX and RMC, as well as RMC shareholders, European Union and U.S. regulators, and the High Court of Justice in England and Wales have approved the acquisition. Considering the assumption of debt for approximately U.S.$1.7 billion, the total purchase price of the transaction was approximately U.S.$5.8 billion. This amount includes the acquisition of the approximately 18.8% equity interest in RMC made during 2004.

With the integration of RMC, CEMEX will enhance its position as one of the world's largest building materials companies, with global presence in cement and aggregates and a leading position in ready mix concrete. With the integration of RMC, CEMEX will have an estimated production capacity of 97 million tons of cement, enhancing its position as the third largest company in the cement industry. CEMEX, with RMC, will be the largest ready mix

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


concrete company in the world, with an estimated production capacity of 77 million cubic meters of ready mix concrete. Additionally, the combined company will become the fourth largest aggregates company in the world.

For the year ended December 31, 2004, RMC's consolidated revenues from continuing operations, before revenues from unconsolidated joint ventures and associated entities of approximately (pound)351.7 million, were approximately (pound)4,121.1 million (U.S.$7,897.9 million or Ps87,982.1). From this amount, approximately 26% was generated in the United Kingdom, 14% in Germany, 33% in other European countries, 23% in the United States and 4% in the rest of the world. The revenues amount was determined under U.K. GAAP, which may differ from Mexican GAAP and U.S. GAAP. The Company is currently evaluating possible differences between these accounting standards that may modify the disclosed amounts but has not yet concluded its assessment.

At the 2004 annual shareholders' meeting held on April 28, 2005, in connection with their approval of a dividend for the 2004 fiscal year, the Company's shareholders approved an increase in the variable part of CEMEX's capital stock through the capitalization of retained earnings in an amount up to approximately Ps4,815.3 through the issuance of up to 240 million series A shares and 120 million series B shares, to be represented by CPOs. The final amount of the capital increase will be determined by the board of directors once the final number of CPOs required to be issued in connection with the dividend is established and will be based on the then current market price of the CPOs on the Mexican Stock Exchange, minus the 20% discount at which those CPOs will be issued. In addition, at the 2004 annual shareholders' meeting, our shareholders approved the cancellation of 249,133,670 series A treasury shares and 124,566,835 series B treasury shares.

In addition, at a general extraordinary meeting of shareholders held on April 28, 2005, CEMEX's shareholders approved a new stock split. For every one of our series A shares, two new series A shares will be issued, and for every one of our series B shares, two new series B shares will be issued. Concurrently with this stock split, shareholders authorized the amendment of the CPO trust agreement to provide for the substitution of two new CPOs for each of our existing CPOs, each new CPO will represent two new series A shares and one new series B share. After giving effect to the new stock split and the amendment to the CPO trust agreement, each of our ADSs will represent ten new CPOs. The proportional equity interest participation of the stockholders in our common stock will not change as a result of the stock split mentioned above. Earnings per share, the average number of shares outstanding, as well as the CPO numbers included throughout this financial statements and related notes for the years ended December 31, 2002, 2003 and 2004, were not adjusted to make the effect of the stock split retroactive.

Had the per share amounts and the average number of shares been restated in order to give retroactive effect to the stock split mentioned above, the pro forma information would had been as follows:


                                                                           For the years ended December 31, (unaudited)
                                                                    ---------------------------------------------------------
                                                                        2002         2003         2004               2004
                                                                    ------------- ------------ ------------       -----------
Pro forma per share information under Mexican GAAP:
Basic earnings per share........................................ Ps         0.71          0.79         1.46 U.S.$        0.13
Diluted earnings per share......................................            0.71          0.78         1.45              0.13

Pro forma per share information under U.S. GAAP:
Basic earnings per share........................................ Ps         0.69          0.92         1.80 U.S.$        0.16
Diluted earnings per share......................................            0.69          0.90         1.79              0.16

Pro forma number of shares (millions):
Basic average number of shares outstanding......................        8,975         9,456           9,987           -
Diluted average number of shares outstanding....................        8,992         9,674          10,039           -

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


(x)  Guaranteed debt

In June 2000, CEMEX concluded the issuance of U.S.$200 million aggregate principal amount of 9.625% Exchange Notes due 2009 in a registered public offering in the United States of America in exchange for U.S.$200 million aggregate principal amount of its then outstanding 9.625% Notes due 2009. The Exchange Notes are fully and unconditionally guaranteed, on a joint and several basis, as to payment of principal and interest by two of CEMEX's Mexican subsidiaries: CEMEX Mexico and ETM (see note 3C). These two companies, together with their subsidiaries, account for substantially all of the revenues and operating income of CEMEX's Mexican operations.

As mentioned in note 12C, as of December 31, 2003 and 2004, indebtedness of CEMEX in an aggregate amount of U.S.$3,145 million (Ps37,555.6) and U.S.$3,087.8 million (Ps34,398.1), respectively, is fully and unconditionally guaranteed, on a joint and several basis, by CEMEX Mexico and ETM.

As of December 31, 2002, 2003 and 2004, CEMEX owned a 100% equity interest in CEMEX Mexico, including, in 2002, a 0.6% equity interest held by a Mexican trust in connection with an equity financing transaction due in 2007, which was terminated during 2003 (see note 15F), and CEMEX Mexico owned a 100% equity interest in ETM at the end of the three years.

For purposes of the accompanying condensed consolidated balance sheets, income statements and statements of changes in financial position under Mexican GAAP, the first column, "CEMEX," corresponds to the parent company issuer, which has no material operations other than its investments in subsidiaries and affiliated companies. The second column, "Combined guarantors", represents the combined amounts of CEMEX Mexico and ETM on a Parent Company-only basis, after adjustments and eliminations relating to their combination. The third column, "Combined non-guarantors", represents the amounts of CEMEX's international subsidiaries, CEMEX Mexico and ETM non-Guarantor subsidiaries, and other immaterial Mexican non-guarantor subsidiaries of CEMEX. The fourth column, "Adjustments and eliminations", includes all the amounts resulting from consolidation of CEMEX, the Guarantors and the non-guarantor subsidiaries, as well as the corresponding constant pesos adjustment as of December 31, 2004, for the years ended December 31, 2002 and 2003 described below. The fifth column, "CEMEX consolidated", represents CEMEX's consolidated amounts as reported in the consolidated financial statements. The amounts presented under the line item "investments in affiliates" for both the balance sheet and the income statement are accounted for by the equity method.

As mentioned in note 3B, under Mexican GAAP, the financial statements of those entities with foreign consolidated subsidiaries should be presented in constant pesos as of the latest balance sheet presented, considering the inflation of each country in which the entity operates, as well as the changes in the exchange rate between the functional currency of each country vis-a-vis the reporting currency (in this case, the Mexican peso). As a result of the aforementioned, for comparability purposes the condensed financial information of CEMEX, the "Combined Guarantors" and the "Combined non-guarantors" amounts have been adjusted to reflect constant pesos as of December 31, 2004, using the Mexican inflation index. Therefore, the corresponding inflation adjustment derived from the application of the weighted average inflation factor in the consolidated amounts is presented within the "Adjustments and eliminations" column.

The condensed consolidated financial information is as follows:

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)

Condensed consolidated balance sheets:


                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
          As of December 31, 2003                    CEMEX        guarantors    non-guarantors  eliminations   consolidated
---------------------------------------------     --------------------------------------------------------------------------
Current assets.............................. Ps        1,808.7        6,436.0        78,173.0     (64,608.0)       21,809.7
Investment in affiliates....................          90,012.2      107,642.5        67,624.9    (257,930.3)        7,349.3
Other non-current assets....................          37,372.0          488.8         1,043.8     (36,705.5)        2,199.1
Property, machinery and equipment...........           1,820.0       31,425.1        76,543.7         853.1       110,641.9
Deferred charges............................           5,585.9        5,970.3        94,427.4     (56,733.0)       49,250.6
                                                  -------------  -------------  --------------  -------------  -------------
   Total assets.............................         136,598.8      151,962.7       317,812.8    (415,123.7)      191,250.6
                                                  -------------  -------------  --------------  -------------  -------------
Current liabilities.........................          11,403.4       15,043.0        28,193.8     (20,854.0)       33,786.2
Long-term debt..............................          48,844.3            8.9        35,449.4     (30,126.5)       54,176.1
Other non-current liabilities...............           1,906.3       50,374.4        14,792.6     (44,582.2)       22,491.1
                                                  -------------  -------------  --------------  -------------  -------------
   Total liabilities........................          62,154.0       65,426.3        78,435.8     (95,562.7)      110,453.4
                                                  -------------  -------------  --------------  -------------  -------------
Majority interest stockholders' equity......          74,444.8       86,536.4       172,318.2    (258,854.6)       74,444.8
                                                  -------------  -------------  --------------  -------------  -------------
   Minority interest........................                 -              -        67,058.8     (60,706.4)        6,352.4
                                                  -------------  -------------  --------------  -------------  -------------
Stockholders' equity under Mexican GAAP.....          74,444.8       86,536.4       239,377.0    (319,561.0)       80,797.2
                                                  -------------  -------------  --------------  -------------  -------------
Total liabilities and stockholders' equity.. Ps      136,598.8      151,962.7       317,812.8    (415,123.7)      191,250.6
                                                  =============  =============  ==============  =============  =============

                                                                                                 Adjustments
                                                                    Combined       Combined         and             CEMEX
          As of December 31, 2004                    CEMEX         guarantors    non-guarantors  eliminations   consolidated
---------------------------------------------     ---------------------------------------------------------------------------
Current assets.............................. Ps       1,780.8        8,222.4       77,599.1       (65,861.0)      21,741.3
Investment in affiliates....................        103,554.6      119,214.5       70,828.8      (276,694.6)      16,903.3
Other non-current assets....................         33,916.0          459.5       17,467.6       (48,198.2)       3,644.9
Property, machinery and equipment...........          1,813.5       30,833.4       74,670.9          (224.0)     107,093.8
Deferred charges............................          4,135.3        6,129.0       87,619.3       (53,644.0)      44,239.6
                                                  -------------  -------------  --------------  -------------  --------------
  Total assets..............................        145,200.2      164,858.8      328,185.7      (444,621.8)     193,622.9
                                                  -------------  -------------  --------------  -------------  --------------
Current liabilities.........................         10,319.2       28,004.2       42,870.0       (54,319.7)      26,873.7
Long-term debt..............................         46,280.6           37.2       27,808.5       (19,686.8)      54,439.5
Other non-current liabilities...............          1,366.3       35,374.8       17,350.9       (33,349.1)      20,742.9
                                                  -------------  -------------  --------------  -------------  --------------
  Total liabilities.........................         57,966.1       63,416.2       88,029.4      (107,355.6)     102,056.1
                                                  -------------  -------------  --------------  -------------  --------------
Majority interest stockholders' equity......         87,234.1      101,442.6      181,010.5      (282,453.1)      87,234.1
                                                  -------------  -------------  --------------  -------------  --------------
  Minority interest.........................                -              -       59,145.8       (54,813.1)       4,332.7
                                                  -------------  -------------  --------------  -------------  --------------
Stockholders' equity under Mexican GAAP.....         87,234.1      101,442.6      240,156.3      (337,266.2)      91,566.8
                                                  -------------  -------------  --------------  -------------  --------------
Total liabilities and stockholders' equity.. Ps     145,200.2      164,858.8      328,185.7      (444,621.8)     193,622.9
                                                  =============  =============  ==============  =============  =============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Condensed consolidated income statements:

     For the year ended December 31, 2002                                                       Adjustments
                                                                    Combined       Combined         and            CEMEX
                                                      CEMEX        guarantors   non-guarantors  eliminations    consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales........................................  Ps           -       23,813.1        53,450.9       2,460.6        79,724.6
Operating income.............................          (116.4)       3,513.7         5,942.0       6,627.4        15,966.7
Comprehensive financing result...............        (1,503.9)      (6,987.4)       (4,006.6)      8,484.7        (4,013.2)
Other income (expense), net..................          (369.3)        (359.6)        6,667.6     (10,681.9)       (4,743.2)
Income tax...................................         2,418.1       (1,367.4)       (1,373.1)       (471.2)         (793.6)
Equity in income of affiliates...............         5,910.7        1,747.2            (2.5)     (7,281.3)          374.1
                                                   -------------  -------------   ------------  --------------  -------------
Consolidated net income......................         6,339.2       (3,453.5)        7,227.4      (3,322.3)        6,790.8
                                                   -------------  -------------   ------------  --------------  -------------
   Minority interest.........................               -              -            92.8         358.8           451.6
                                                   -------------  -------------   ------------  --------------  -------------
Majority interest net income.................  Ps     6,339.2       (3,453.5)        7,134.6      (3,681.1)        6,339.2
                                                   =============  =============   ============  ==============  =============

                                                                                                Adjustments
                                                                    Combined       Combined        and            CEMEX
     For the year ended December 31, 2003             CEMEX        guarantors   non-guarantors  eliminations    consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales........................................  Ps         -          25,724.1        60,753.2        (924.7)       85,552.6
Operating income.............................            (57.8)       3,566.3         4,315.6       9,553.0        17,377.1
Comprehensive financing result...............         (1,864.5)      (3,161.1)        1,055.5         776.2       (3,193.9)
Other income (expense), net..................          4,603.1         (515.5)        3,446.8     (12,988.4)       (5,454.0)
Income tax...................................            832.8          397.1        (1,236.9)     (1,265.9)       (1,272.9)
Equity in income of affiliates...............          3,994.8        5,522.1           203.5      (9,305.2)          415.2
                                                   -------------  -------------   ------------  --------------  -------------
Consolidated net income......................          7,508.4        5,808.9         7,784.5     (13,230.3)        7,871.5
                                                   -------------  -------------   ------------  --------------  -------------
  Minority interest..........................                -              -            21.8         341.3          363.1
                                                   -------------  -------------   ------------  --------------  -------------
Majority interest net income.................  Ps      7,508.4        5,808.9         7,762.7     (13,571.6)        7,508.4
                                                   =============  =============   ============  ==============  =============


                                                                                                 Adjustments
                                                      CEMEX         Combined       Combined         and            CEMEX
     For the year ended December 31, 2004                          guarantors   non-guarantors   eliminations    consolidated
-----------------------------------------------    --------------------------------------------------------------------------
Sales........................................  Ps            -       26,776.2        70,205.4      (6,197.7)       90,783.9
Operating income.............................            (37.5)       3,669.1         4,403.3      12,592.8        20,627.7
Comprehensive financing result...............          1,225.5          493.8         6,623.7      (6,857.5)        1,485.5
Other income (expense), net..................         (1,172.6)        (463.8)        5,870.9      (9,624.7)       (5,390.2)
Income tax...................................            304.0          354.2        (1,178.9)     (1,853.1)       (2,373.8)
Equity in income of affiliates...............         14,242.9       14,756.9         3,027.4     (31,580.9)          446.3
                                                   -------------  -------------   ------------  --------------  -------------
Consolidated net income......................         14,562.3       18,810.2        18,746.4     (37,323.4)       14,795.5
                                                   -------------  -------------   ------------  --------------  -------------
   Minority interest.........................                -              -         3,235.3      (3,002.1)          233.2
                                                   -------------  -------------   ------------  --------------  -------------
Majority interest net income.................  Ps     14,562.3       18,810.2        15,511.1     (34,321.3)       14,562.3
                                                   =============  =============   ============  ==============  =============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Condensed consolidated statements of changes in financial position:

                                                                                                Adjustments
                                                                    Combined       Combined         and           CEMEX
     For the year ended December 31, 2002               CEMEX      guarantors    non-guarantors eliminations    consolidated
------------------------------------------------   --------------------------------------------------------------------------
Operating activities:
Majority interest net income..................  Ps     6,339.2        (3,453.5)      7,134.6       (3,681.1)        6,339.2
Non-cash items................................        (6,591.9)        1,499.6      21,583.2       (7,221.3)        9,269.6
                                                   --------------------------------------------------------------------------
   Resources provided by operations...........          (252.7)       (1,953.9)     28,717.8      (10,902.4)       15,608.8
Net change in working capital.................         1,193.1         5,508.9     (29,697.0)      27,657.0         4,662.0
                                                   --------------------------------------------------------------------------
   Resources provided by operations, net......           940.4         3,555.0        (979.2)      16,754.6        20,270.8
Financing activities:
Bank loans and notes payable, net.............         7,990.7          69.9        (5,548.0)         181.5         2,694.1
Dividends paid................................        (3,984.1)       (2,377.1)          2.6        2,374.5        (3,984.1)
Issuance of common stock......................         3,456.3            -        15,875.2      (15,875.2)         3,456.3
Repurchase of preferred stock by subsidiaries.            -               -         (4,880.8)         (39.4)       (4,920.2)
Others........................................           377.1          (188.0)     59,358.3      (56,383.6)        3,163.8
                                                   --------------------------------------------------------------------------
   Resources used in financing activities.....         7,840.0        (2,495.2)     64,807.3      (69,742.2)          409.9
Investing activities:
Property, machinery and equipment, net........            -           (1,164.3)     (3,043.8)        (304.3)       (4,512.4)
Acquisitions, net of cash acquired............       (69,166.9)       12,636.3         615.7       52,704.0        (3,210.9)
Dividends received............................         2,546.1            -             -         (2,546.1)            -
Minority interest.............................            -               -         (3,446.7)         (27.8)       (3,474.5)
Deferred charges and others...................        58,064.3       (11,673.0)    (57,008.9)         501.7       (10,115.9)
                                                   --------------------------------------------------------------------------
   Resources used in investing activities.....        (8,556.5)         (201.0)    (62,883.7)      50,327.5       (21,313.7)
   Change in cash and investments.............           223.9           858.8         944.4       (2,660.1)         (633.0)
   Cash and investments initial balance.......           179.0         1,152.3       2,497.4        1,204.8         5,033.5
                                                   --------------  ------------  -------------- --------------  -------------
   Cash and investments ending balance........  Ps       402.9         2,011.1       3,441.8       (1,455.3)        4,400.5
                                                   ==============  ============  ============== ==============  =============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


                                                                                  Adjustments
                                                                   Combined       Combined        and             CEMEX
     For the year ended December 31, 2003              CEMEX      guarantors    non-guarantors eliminations    consolidated
------------------------------------------------   --------------------------------------------------------------------------
Operating activities:
Majority interest net income..................  Ps     7,508.4         5,808.9       7,762.7      (13,571.6)        7,508.4
Non-cash items................................        (2,240.1)       (3,307.7)     22,763.1       (6,135.1)       11,080.2
                                                   --------------------------------------------------------------------------
   Resources provided by operations...........         5,268.3         2,501.2      30,525.8      (19,706.7)       18,588.6
Net change in working capital.................        19,089.0        14,619.3     (43,705.9)      10,113.0           115.4
                                                   --------------------------------------------------------------------------
   Resources provided by operations, net......        24,357.3        17,120.5     (13,180.1)      (9,593.7)       18,704.0
Financing activities:
Bank loans and notes payable, net.............       (12,227.3)         (232.9)     10,517.1          (15.7)       (1,958.8)
Dividends paid................................        (4,210.3)       (5,945.0)        147.2        5,797.8        (4,210.3)
Issuance of common stock......................         3,944.7            -              -              -           3,944.7
Repurchase of preferred stock by subsidiaries.            -               -         (7,801.5)           -          (7,801.5)
Others........................................           787.2        (8,843.2)      2,866.1        9,317.1         4,127.2
                                                   --------------------------------------------------------------------------
   Resources used in financing activities.....       (11,705.7)      (15,021.1)      5,728.9       15,099.2        (5,898.7)
Investing activities:
Property, machinery and equipment, net........            -           (1,003.5)     (3,496.3)         (36.3)       (4,536.1)
Acquisitions, net of cash acquired............        (7,397.9)       (2,097.2)     13,475.7       (4,954.1)         (973.5)
Dividends received............................         5,844.6            -             -          (5,844.6)           -
Minority interest.............................            -               -           (906.0)         (7.3)          (913.3)
Deferred charges and others...................       (11,386.7)          665.3       7,006.0       (3,588.0)       (7,303.4)
                                                   --------------------------------------------------------------------------
   Resources used in investing activities.....       (12,940.0)       (2,435.4)     16,079.4      (14,430.3)      (13,726.3)
   Change in cash and investments.............          (288.4)         (336.0)      8,628.2       (8,924.8)         (921.0)
   Cash and investments initial balance.......           402.9         2,011.1       3,441.8       (1,455.3)        4,400.5
                                                   --------------  ------------  -------------- --------------  -------------
   Cash and investments ending balance........  Ps       114.5         1,675.1      12,070.0      (10,380.1)        3,479.5
                                                   ==============  ============  ============== ==============  =============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


                                                                                 Adjustments
                                                                    Combined       Combined        and             CEMEX
     For the year ended December 31, 2004             CEMEX        guarantors    non-guarantors eliminations    consolidated
------------------------------------------------   --------------------------------------------------------------------------
Operating activities:
Majority interest net income..................  Ps    14,562.3        18,810.2      15,511.1      (34,321.3)       14,562.3
Non-cash items................................       (11,891.3)      (13,530.8)     13,700.2       24,359.5        12,637.6
                                                   --------------------------------------------------------------------------
   Resources provided by operations...........         2,671.0         5,279.4      29,211.3       (9,961.8)       27,199.9
Net change in working capital.................          (862.7)       11,379.0      (9,374.3)      (3,513.5)       (2,371.5)
                                                   --------------------------------------------------------------------------
   Resources provided by operations, net......         1,808.3        16,658.4      19,837.0      (13,475.3)       24,828.4
Financing activities:
Bank loans and notes payable, net.............        (1,526.2)           59.0     (11,357.5)           -         (12,824.7)
Bank loans acquisition of RMC Group...........             -               -         8,756.0            -           8,756.0
Appreciation warrants.........................        (1,053.0)            -             -              -          (1,053.0)
Dividends paid................................        (4,319.4)            -          (283.4)         283.4        (4,319.4)
Issuance of common stock......................         4,224.0             -             -              -           4,224.0
Issuance (repurchase) of preferred stock by
subsidiaries..................................            -                -        (2,810.0)       2,019.0          (791.0)
Others........................................          (540.0)      (14,311.8)      4,771.1        8,255.8        (1,824.9)
                                                   --------------------------------------------------------------------------
   Resources used in financing activities.....        (3,214.6)      (14,252.8)       (923.8)      10,558.2        (7,833.0)
Investing activities:
Property, machinery and equipment, net........            -             (651.8)     (4,183.1)       709.3          (4,125.6)
Acquisitions, net of cash acquired............        (1,358.9)       (1,364.5)       (186.4)       2,723.4          (186.4)
Investment in RMC Group.......................             -              -        (8,756.0)            -          (8,756.0)
Dividends received............................           283.4            -             -            (283.4)           -
Minority interest.............................            -               -         (1,461.9)          -           (1,461.9)
Deferred charges and others...................         2,471.8           (73.3)     (1,814.7)      (2,715.3)       (2,131.5)
                                                   --------------------------------------------------------------------------
   Resources used in investing activities.....         1,396.3        (2,089.6)    (16,402.1)         434.0       (16,661.4)
   Change in cash and investments.............           (10.0)          316.0       2,511.1       (2,483.1)          334.0
   Cash and investments initial balance.......           114.5         1,675.1      12,070.0      (10,380.1)        3,479.5
                                                   --------------  ------------  -------------- --------------  -------------
   Cash and investments ending balance........  Ps       104.5         1,991.1      14,581.1      (12,863.2)        3,813.5
                                                   ==============  ============  ============== ==============  =============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The tables below present consolidated balance sheets as of December 31, 2003 and 2004, and income statements and statements of changes in financial position for each of the three-year periods ended December 31, 2004 for the Guarantors. Such information presents in separate columns each individual Guarantor on a Parent Company-only basis, consolidation adjustments and eliminations, and the combined Guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined guarantors" column.

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

Guarantors' Combined Balance Sheets:

                       December 31, 2003                                    Guarantors (Parent Company-only)
                                                            -----------------------------------------------------------------
                            Assets                                                              Adjustments
                                                                 CEMEX                             and            Combined
                                                                 Mexico            ETM          eliminations     guarantors
                                                            ----------------  --------------  --------------- ---------------
     Current Assets
     Cash and investments............................ Ps           809.4             865.7               -         1,675.1
     Trade accounts receivable, net..................              278.2                 -               -           278.2
     Other receivables and other current assets......              887.1             106.6          (117.9)          875.8
     Related parties receivables.....................            2,137.6           4,740.7        (4,599.0)        2,279.3
     Inventories.....................................            1,327.6                 -               -         1,327.6
                                                            ----------------  --------------  --------------- ---------------
        Total current assets.........................            5,439.9           5,713.0        (4,716.9)        6,436.0
                                                            ----------------  --------------  --------------- ---------------
     Other Investments
     Investments in subsidiaries and affiliates......          127,448.1          30,075.9       (49,881.5)      107,642.5
     Long-term related parties receivables...........              254.6           9,833.9        (9,833.9)          254.6
     Other investments...............................              234.2                 -               -           234.2
                                                            ----------------  --------------  --------------- ---------------
        Total other investments......................          127,936.9          59,715.4       (39,909.8)      127,936.4
                                                            ----------------  --------------  --------------- ---------------
     Property, machinery and equipment...............           31,425.1                 -               -        31,425.1
                                                            ----------------  --------------  --------------- ---------------
     Deferred charges................................            1,633.9           4,353.7           (17.3)        5,970.3
                                                            ----------------  --------------  --------------- ---------------
        Total Assets................................. Ps       166,435.8          49,976.5       (64,449.6)      151,962.7
                                                            ================  ==============  =============== ===============
             Liabilities and Stockholders' Equity
     Current Liabilities
     Current maturities of long-term debt............ Ps             7.2                 -               -             7.2
     Trade accounts payable..........................              640.3                 -               -           640.3
     Other accounts payable and accrued expenses.....            1,319.6               5.5          (118.1)        1,207.0
     Related parties payables........................           17,787.5                 -        (4,599.0)       13,188.5
                                                            ----------------  --------------  --------------- ---------------
        Total current liabilities....................           19,754.6               5.5        (4,717.1)       15,043.0
                                                            ----------------  --------------  --------------- ---------------
     Total long-term debt............................                8.9                 -               -             8.9
                                                            ----------------  --------------  --------------- ---------------
     Other Noncurrent Liabilities
     Deferred income taxes...........................            8,327.2                 -           (17.3)        8,309.9
     Others..........................................              102.0              89.9               -           191.9
     Long-term related parties payables..............           51,706.7                 -        (9,834.1)       41,872.6
                                                            ----------------  --------------  --------------- ---------------
        Total other noncurrent liabilities...........           60,135.9              89.9        (9,851.4)       50,374.4
                                                            ----------------  --------------  --------------- ---------------
        Total Liabilities............................           79,899.4              95.4       (14,568.5)       65,426.3
                                                            ----------------  --------------  --------------- ---------------
     Stockholders' equity............................           80,727.5          48,050.0       (48,050.0)       80,727.5
     Net income......................................            5,808.9           1,831.1        (1,831.1)        5,808.9
                                                            ----------------  --------------  --------------- ---------------
        Total stockholders' equity...................           86,536.4          49,881.1       (49,881.1)       86,536.4
                                                            ----------------  --------------  --------------- ---------------
        Total Liabilities and Stockholders' Equity... Ps       166,435.8          49,976.5       (64,449.6)      151,962.7
                                                            ================  ==============  =============== ===============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Guarantors' Combined Balance Sheets:

                 December 31, 2004                                    Guarantors (Parent Company-only)
                                                       --------------------------------------------------------------
                                                                                         Adjustments
                                                              CEMEX                         and          Combined
                      Assets                                  Mexico         ETM        eliminations    guarantors
                                                       ----------------  -----------  ---------------  --------------
Current Assets
Cash and investments..............................  Ps         831.9         1,159.2              -        1,991.1
Trade accounts receivable, net....................              93.0               -              -           93.0
Other receivables and other current assets........             770.4           400.9         (301.4)         869.9
Related parties receivables.......................           3,730.6         1,725.6       (1,792.1)       3,664.1
Inventories.......................................           1,604.3               -              -        1,604.3
                                                       --------------------------------------------------------------
    Total current assets..........................           7,030.2         3,285.7       (2,093.5)       8,222.4
                                                       --------------------------------------------------------------
Other Investments
Investments in subsidiaries and affiliates........         138,243.5        29,515.0      (48,544.0)     119,214.5
Long-term related parties receivables.............             145.0        34,100.0      (34,100.0)         145.0
Other investments.................................             314.5               -              -          314.5
                                                       --------------------------------------------------------------
    Total other investments.......................         138,703.0        63,615.0      (82,644.0)     119,674.0
                                                       --------------------------------------------------------------
Property, machinery and equipment.................          30,833.4               -              -       30,833.4
                                                       --------------------------------------------------------------
Deferred charges..................................           1,828.5         4,300.5              -        6,129.0
                                                       --------------------------------------------------------------
    Total Assets..................................  Ps     178,395.1        71,201.2      (84,737.5)     164,858.8
                                                       ==============================================================
       Liabilities and Stockholders' Equity
       ------------------------------------
Current Liabilities
Current maturities of long-term debt..............              37.9               -              -           37.9
Trade accounts payable............................             745.0               -              -          745.0
Other accounts payable and accrued expenses.......           1,361.1           300.4         (301.4)       1,360.1
Related parties payables..........................          27,582.4            70.9       (1,792.1)      25,861.2
                                                       --------------------------------------------------------------
    Total current liabilities.....................          29,726.4           371.3       (2,093.5)      28,004.2
                                                       --------------------------------------------------------------
Total long-term debt..............................              37.2               -              -           37.2
                                                       --------------------------------------------------------------
Other Noncurrent Liabilities
Deferred income taxes.............................           7,580.6            72.8              -        7,653.4
Others............................................             205.5               -              -          205.5
Long-term related parties payables................          39,402.8        22,213.1      (34,100.0)      27,515.9
                                                       --------------------------------------------------------------
    Total other noncurrent liabilities............          47,188.9        22,285.9      (34,100.0)      35,374.8
                                                       --------------------------------------------------------------
    Total Liabilities.............................          76,952.5        22,657.2      (36,193.5)      63,416.2
                                                       --------------------------------------------------------------
Stockholders' equity..............................          82,632.4        48,152.9      (48,152.9)      82,632.4
Net income........................................          18,810.2          (391.1)        (391.1)      18,810.2
                                                       --------------------------------------------------------------
    Total stockholders' equity....................         101,442.6        48,544.0      (48,544.0)     101,442.6
                                                       --------------------------------------------------------------
    Total Liabilities and Stockholders' Equity....  Ps     178,395.1        71,201.2      (84,737.5)     164,858.8
                                                       ==============================================================

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Guarantors' Combined Income Statements:

                                                                              Guarantors (Parent Company-only)
                                                                  ----------------------------------------------------------
                                                                                             Adjustments
                                                                     CEMEX                       and             Combined
             For the year ended December 31, 2002                    Mexico         ETM      eliminations       guarantors
                                                                  ----------     --------  ----------------  ---------------
  Net sales................................................  Ps     23,813.1           -            -            23,813.1
  Cost of sales............................................         (8,175.4)          -            -            (8,175.4)
                                                                  ----------------------------------------------------------
       Gross profit........................................         15,637.7           -            -            15,637.7
       Total operating expenses............................        (12,123.7)       (0.2)        (0.1)          (12,124.0)
                                                                  ----------------------------------------------------------
          Operating income.................................          3,514.0        (0.2)        (0.1)            3,513.7
                                                                  ----------------------------------------------------------
          Net comprehensive financing result...............         (6,422.7)     (564.8)         0.1            (6,987.4)
                                                                  ----------------------------------------------------------
  Other income (expense), net..............................           (352.2)       (7.3)        (0.1)             (359.6)
                                                                  ----------------------------------------------------------
  Income before IT, BAT, ESPS and equity in affiliates.....         (3,260.9)     (572.3)        (0.1)           (3,833.3)
                                                                  ----------------------------------------------------------
       Total IT, BAT and ESPS..............................           (580.6)     (786.8)           -            (1,367.4)
                                                                  ----------------------------------------------------------
       Income before equity in income of affiliates........         (3,841.5)   (1,359.1)        (0.1)           (5,200.7)
          Equity in income of affiliates...................            388.0       (28.7)     1,387.9             1,747.2
                                                                  ----------------------------------------------------------
       Net income..........................................  Ps     (3,453.5)   (1,387.8)     1,387.8            (3,453.5)
                                                                  ==========================================================


                                                                              Guarantors (Parent Company-only)
                                                                  ---------------------------------------------------------
                                                                                           Adjustments
                                                                     CEMEX                     and              Combined
             For the year ended December 31, 2003                    Mexico        ETM     eliminations        guarantors
                                                                  ----------    --------  ----------------  ---------------
  Net sales................................................  Ps     25,724.1            -           -           25,724.1
  Cost of sales............................................         (9,240.8)           -           -           (9,240.8)
                                                                  ---------------------------------------------------------
       Gross profit........................................         16,483.3            -           -           16,483.3
       Total operating expenses............................        (12,916.6)           -        (0.4)         (12,917.0)
                                                                  ---------------------------------------------------------
          Operating income.................................          3,566.7            -        (0.4)           3,566.3
                                                                  ---------------------------------------------------------
          Net comprehensive financing result...............         (4,299.0)     1,137.9           -           (3,161.1)
                                                                  ---------------------------------------------------------
  Other income (expense), net..............................           (492.8)       (22.7)          -             (515.5)
                                                                  ---------------------------------------------------------
  Income before IT, BAT, ESPS and equity in affiliates.....         (1,225.1)     1,115.2        (0.4)            (110.3)
                                                                  ---------------------------------------------------------
       Total IT, BAT and ESPS..............................            472.7        (75.6)          -              397.1
                                                                  ---------------------------------------------------------
       Income before equity in income of affiliates........           (752.4)     1,039.6        (0.4)             286.8
          Equity in income of affiliates...................          6,561.3        791.5    (1,830.7)           5,522.1
                                                                  ---------------------------------------------------------
       Net income..........................................  Ps      5,808.9      1,831.1    (1,831.1)           5,808.9
                                                                  =========================================================


                                                                              Guarantors (Parent Company-only)
                                                                  ---------------------------------------------------------
                                                                                           Adjustments
                                                                     CEMEX                     and              Combined
             For the year ended December 31, 2004                    Mexico        ETM     eliminations        guarantors
                                                                  ----------    --------  ----------------  ---------------
 Net sales................................................  Ps     26,776.2          -              -        26,776.2
 Cost of sales............................................         (9,953.8)         -              -        (9,953.8)
                                                                 ----------------------------------------------------------
      Gross profit........................................         16,822.4          -              -        16,822.4
      Total operating expenses............................        (13,153.0)        (0.3)           -       (13,153.3)
                                                                 ----------------------------------------------------------
         Operating income.................................          3,669.4         (0.3)           -         3,669.1
                                                                 ----------------------------------------------------------
         Net comprehensive financing result...............             17.7        476.1            -           493.8
                                                                 ----------------------------------------------------------
 Other income (expense), net..............................           (406.4)       (57.4)           -          (463.8)
                                                                 ----------------------------------------------------------
 Income before IT, BAT, ESPS and equity in affiliates.....          3,280.7        418.4            -         3,699.1
                                                                 ----------------------------------------------------------
      Total IT, BAT and ESPS..............................            733.9       (379.7)           -           354.2
                                                                 ----------------------------------------------------------
      Income before equity in income of affiliates........          4,014.6         38.7            -         4,053.3
         Equity in income of affiliates...................         14,795.6        (52.4)         391.1      14,756.9
                                                                 ----------------------------------------------------------
      Net income..........................................   Ps    18,810.2        (91.1)         391.1      18,810.2
                                                                  =========================================================

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Guarantors' Combined Statements of Changes in Financial Position:

                                                                          Guarantors (Parent Company-only)
                                                                                            Adjustments
                                                                  CEMEX                         and          Combined
           For the year ended December 31, 2002                  Mexico           ETM       eliminations     guarantors
                                                               --------------   ---------  -------------  ------------
Operating activities
Net income                                                  Ps    (3,453.5)    (1,387.8)       1,387.8        (3,453.5)
Charges to operations which did not require resources.....         1,698.7      1,188.7       (1,387.8)        1,499.6
                                                               --------------   ---------  -------------  ------------
Resources provided by operating activities................        (1,754.8)      (199.1)             -        (1,953.9)
    Net change in working capital.........................         5,060.4        (27.6)         476.1         5,508.9
                                                               --------------   ---------  -------------  ------------
    Net resources provided by operating activities........         3,305.6       (226.7)         476.1         3,555.0
                                                               --------------   ---------  -------------  ------------
Financing activities
Bank loans and notes payable, net.........................            13.5         56.4              -            69.9
Dividends.................................................        (2,377.1)           -              -        (2,377.1)
Long-term related parties receivables and payables, net...       (56,521.2)           -              -       (56,521.2)
Other noncurrent assets and liabilities, net..............        56,333.2            -              -        56,333.2
                                                               --------------   ---------  -------------  ------------
Resources used in financing activities....................        (2,551.6)        56.4              -        (2,495.2)
                                                               --------------   ---------  -------------  ------------
Investing activities
Property, plant and equipment, net........................        (1,164.3)           -              -        (1,164.3)
Investments in subsidiaries and affiliates................       (11,355.0)       (24.5)          68.1       (11,311.4)
Deferred charges..........................................          (232.6)       (18.5)        (110.5)         (361.6)
Other investments.........................................         12,921.2        148.8        (433.7)       12,636.3
                                                               --------------   ---------  -------------  ------------
    Resources used in investing activities................            169.3        105.8        (476.1)        (201.0)
                                                               --------------   ---------  -------------  ------------
    Change in cash and investments........................            923.3       (64.5)             -           858.8
    Cash and investments initial balance..................            439.8        712.5             -         1,152.3
                                                               --------------   ---------  -------------  ------------
    Cash and investments ending balance...................  Ps      1,363.1        648.0             -         2,011.1
                                                               ==============   =========  =============  ============



                                                                          Guarantors (Parent Company-only)
                                                               -------------------------------------------------------
                                                                                           Adjustments
                                                                     CEMEX                     and         Combined
           For the year ended December 31, 2003                      Mexico        ETM     eliminations    guarantors
                                                               --------------   ---------  -------------  ------------
Operating activities
Net income................................................  Ps      5,808.9      1,831.1     (1,831.1)       5,808.9
Charges to operations which did not require resources.....         (5,238.6)       100.1      1,830.8        3,307.7
                                                               --------------   ---------  -------------  ------------
Resources provided by operating activities................            570.3      1,931.2         (0.3)       2,501.2
    Net change in working capital.........................         40,445.3      1,112.7    (26,938.7)      14,619.3
    Net resources provided by operating activities........         41,015.6      3,043.9    (26,939.0)      17,120.5
                                                               --------------   ---------  -------------  ------------
Financing activities
Bank loans and notes payable, net.........................          (266.4)         33.5            -         (232.9)
Dividends.................................................        (5,945.0)            -            -       (5,945.0)
Long-term related parties receivables and payables, net...       (40,831.6)            -     31,951.1       (8,880.5)
Other noncurrent assets and liabilities, net..............             37.3     (6,808.2)     6,808.2           37.3
                                                               --------------   ---------  -------------  ------------
Resources used in financing activities....................       (47,005.7)     (6,774.7)    38,759.3      (15,021.1)
                                                               --------------   ---------  -------------  ------------
Investing activities
Property, plant and equipment, net........................        (1,003.5)            -            -       (1,003.5)
Investments in subsidiaries and affiliates................          5,774.6     (1,063.8)    (6,808.0)      (2,097.2)
Deferred charges..........................................            634.7            -            -          634.7
Other investments.........................................             30.6      5,012.3     (5,012.3)          30.6
                                                               --------------   ---------  -------------  ------------
    Resources used in investing activities................          5,436.4      3,948.5    (11,820.3)      (2,435.4)
                                                               --------------   ---------  -------------  ------------
    Change in cash and investments........................          (553.7)        217.7            -         (336.0)
    Cash and investments initial balance..................          1,363.1        648.0            -        2,011.1
                                                               --------------   ---------  -------------  ------------
    Cash and investments ending balance...................  Ps        809.4        865.7            -        1,675.1
                                                               ==============   =========  =============  ============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Guarantors' Combined Statements of Changes in Financial Position:
-------------------------------------------------------------------------------------------------------------------

                                                                          Guarantors (Parent Company-only)
                                                               ------------------------------------------------------
                                                                                           Adjustments
                                                                   CEMEX                        and         Combined
           For the year ended December 31, 2004                    Mexico         ETM      eliminations    guarantors
                                                               ------------  -----------  --------------  -----------
Operating activities
Net income................................................  Ps    18,810.2       (391.1)        391.1       18,810.2
Charges to operations which did not require resources.....       (13,642.4)       279.5        (391.1)     (13,530.8)
                                                               ------------  -----------  --------------  -----------
Resources provided by operating activities................         5,167.8        111.6             -        5,279.4
    Net change in working capital.........................         8,182.6      3,087.0         109.4       11,379.0
                                                               ------------  -----------  --------------  -----------
    Net resources provided by operating activities........        13,350.4      3,198.6         109.4       16,658.4
                                                               ------------  -----------  --------------  -----------
Financing activities
Bank loans and notes payable, net.........................           59.0             -             -           59.0
Long-term related parties receivables and payables, net...       (12,303.9)    22,213.1     (24,265.9)     (14,356.7)
Other noncurrent assets and liabilities, net..............            44.9            -             -           44.9
                                                               ------------  -----------  --------------  -----------
Resources used in financing activities....................       (12,200.0)    22,213.1     (24,265.9)     (14,252.8)
                                                               ------------  -----------  --------------  -----------
Investing activities
Property, plant and equipment, net........................          (651.8)           -             -         (651.8)
Investments in subsidiaries and affiliates................          (439.6)   (25,081.4)     24,156.5       (1,364.5)
Deferred charges..........................................          (177.4)       (36.8)            -         (214.2)
Other investments.........................................           140.9            -             -          140.9
                                                               ------------  -----------  --------------  -----------
    Resources used in investing activities................        (1,127.9)   (25,118.2)     24,156.5       (2,089.6)
                                                               ------------  -----------  --------------  -----------
    Change in cash and investments........................            22.5        293.5             -          316.0
    Cash and investments initial balance..................           809.4        865.7             -        1,675.1
    Cash and investments ending balance...................  Ps       831.9      1,159.2             -        1,991.1
                                                               ============  ===========  ==============  ===========


Guarantors--Restatement of certain amounts of year 2003

Until June 2003, CEMEX, the owner of 100% of the common stock of CEMEX Mexico, held an approximate 49% equity interest in CEMEX Trademarks Holdings, Ltd. ("CTH"), which in turn was the holding company of CEMEX Trademarks Worldwide Ltd. ("CTW"), the subsidiary that conducts the research and development efforts within the group, and that is the owner of the rights for most of CEMEX's intangible assets, including trademarks and commercial names. The remaining 51% equity interest in CTH was indirectly held by CEMEX Mexico. In June 2003, by means of an exchange of assets between related parties, CEMEX Mexico became the indirect majority owner of CTW, in exchange for the transfer to CEMEX, through CTH, of an equity interest of approximately 24% in the subsidiary of CEMEX Mexico that holds the international operations of the group. As a result of the exchange of assets, which was accounted for at historical cost, CEMEX Mexico reduced its investment in subsidiaries with a corresponding reduction in equity which was intended to represent the carrying value of the 24% interest transferred to CEMEX.

In connection with the preparation of the 2004 financial information for the separate CEMEX Mexico and Combined guarantors presentation, CEMEX recognized that the effect of the exchange of assets was not reflective of the transaction. As a result, during 2004, CEMEX Mexico and CTH entered into agreements pursuant to which CEMEX Mexico, through a subsidiary, has an option to acquire the equity interest of CTH in the holding company of the international operations, while CTH has an option to acquire, from a subsidiary of CEMEX Mexico, such subsidiary's equity interest in CTW.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The balance sheets of CEMEX Mexico-only and the Combined guarantors as of December 31, 2004, as well as the income statements of CEMEX Mexico-only and the Combined guarantors for the year ended December 31, 2004, reflect 100% of the interest of the subsidiaries of CEMEX Mexico. The line items "Investment in subsidiaries and affiliates" and "Stockholders' equity" in the balance sheet andn the line item "Equity in income of affiliates" in the income statement of both, CEMEX Mexico-only and the Combined guarantors, include the equity interest of CEMEX in CTH. CEMEX considers that is a more meaningful representation of the stockholders' equity of CEMEX Mexico-only and the pro forma stockholders' equity of the Combined guarantors, given that: i) CEMEX Mexico and CTH are directly and indirectly, respectively, wholly-owned subsidiaries of CEMEX, as a result of which, the majority equity interest of CTH, and majority and minority equity interests of, CEMEX Mexico and the Combined guarantors were under the common control of CEMEX for all periods presented; and ii) upon execution of the call option for the 24% minority interest entered into by CEMEX Mexico and CTH during 2004, a reduction in the carrying value of CEMEX Mexico's investment in subsidiaries would not be reflected. This presentation does not affect the consolidated financial information of CEMEX and subsidiaries.

For purposes of presenting the comparative Combined guarantors financial statements for the year 2003, on a basis consistent with that presented in 2004 as discussed above, CEMEX restated the previously filed balance sheet information of CEMEX Mexico-only and the Combined guarantors as of December 31, 2003, as well as the income statement information of CEMEX Mexico-only and the Combined guarantors for the year ended December 31, 2003, as if the option had been in effect at the date of the original exchange, thus reflecting 100% ownership of the Subsidiaries of CEMEX Mexico, and also corrected misclassifications in the 2003 presentation of amounts between guarantors and non-guarantors. The restated items in the Combined guarantors' financial information are as follows:


           As of and for the year ended December 31, 2003                  As reported         Restated
                                                                          -------------    ----------------
Combined Guarantors
   Investment in subsidiaries and affiliated companies............... Ps     97,698.3          107,642.5
   Total assets......................................................       142,018.1          151,962.7
   Stockholders' equity..............................................        76,591.8           86,536.4
   Total liabilities and stockholders' equity........................       142,018.1          151,962.7
                                                                          ------------     --------------
   Equity in income of subsidiaries and affiliates...................         3,575.9            5,522.1
   Net income........................................................         3,862.8            5,808.9
                                                                          ------------     --------------

Guarantors--Cash and investments

At December 31, 2003 and 2004, ETM's temporary investments are primarily comprised of CEMEX CPOs. In June 2003 and 2004, CEMEX issued 817,515 CPOs and 325,212 CPOs, respectively, through dividends to ETM amounting to Ps30.6 and Ps 17.3, respectively.

Guarantors--Trade receivables

During December 2002, CEMEX Mexico and one of its subsidiaries established sales of trade accounts receivable program ("securitization program"). With this program, these companies effectively transferred control, risks and benefits related to some of the trade accounts receivable balances. As of December 31, 2003 and 2004, these balances amounted to Ps1,705.2 and Ps1,726.1 from CEMEX Mexico, respectively, and Ps909.4 and Ps1,417.1 from its subsidiary, respectively.

Guarantors--Investment in affiliates

At December 31, 2003 and 2004, of the Guarantors' total investment in affiliates, which are accounted for under the equity method, Ps108,098.2 and Ps118,969.9, respectively, correspond to investments in non-guarantors, and Ps241.8 in 2003 and Ps244.6 in 2004, are related to minority investments in third parties.

At December 31, 2004, the main Guarantors' investments in non-guarantors are in CEMEX Concretos, S.A. de C.V and CEMEX Internacional, S.A. de C.V., which together integrate the ready-mix concrete operations and export trading activities in Mexico; and CEDICE, which is the parent company of the international operations of CEMEX.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Guarantors--Indebtedness

At December 31, 2003 and 2004, the Guarantors had total indebtedness of U.S.$1.3 million (Ps16.1) and U.S.$6.7 million (Ps75.1), respectively. At December 31, 2003 and 2004, the average annual interest rate of this indebtedness was approximately 7.8% and 9.9%, respectively. Of the total indebtedness of the Guarantors at December 31, 2004, approximately U.S.$3.4 million (Ps37.9) matures in 2005 and U.S.$3.3 million (Ps.37.2) matures in 2006 and thereafter.

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


                          Guarantors                                         Assets                 Liabilities
                                                                    ------------------------- -------------------------
                     At December 31, 2003                            Short-Term   Long-Term   Short-Term   Long-Term
                                                                    ------------  ----------- ----------   ------------
CEMEX, S.A. de C.V...........................................    Ps        141.3      -           -           32,270.5
CEMEX Central, S.A. de C.V...................................              703.5      -           -            -
CEMEX Concretos, S.A. de C.V.................................              257.9      -           -            -
Impra Cafe, S.A. de C.V. ....................................              502.1      -           -            -
CEMEX Trademarks Worldwide...................................            -            -          5,122.3       -
Servicios CEMEX Mexico, S.A. de C.V. ........................              272.7      -           -            -
Proveedora de Fibras Textiles, S.A. de C.V. .................            -            -             61.1       -
Inmobiliaria Rio la Silla, S.A. de C.V.......................            -             254.6      -            -
Centro Distribuidor de Cemento, S.A. de C.V. ................            -            -           -            6,704.0
CEMEX International Finance Company..........................            -            -          4,116.6       -
Petrocemex, S.A. de C.V......................................            -            -          1,185.5       2,898.1
CEMEX Internacional, S.A. de C.V.............................            -            -            641.2       -
Turismo CEMEX, S.A. de C.V.. ................................            -            -            269.0       -
Others.......................................................              401.8      -          1,792.8       -
                                                                    ------------  ----------- ----------   ------------
                                                                 Ps      2,279.3       254.6    13,188.5      41,872.6
                                                                    ============  =========== ==========   ============
----------------------------------------------------------------------------------------------------------------------
                          Guarantors                                         Assets                 Liabilities
                     At December 31, 2004                            Short-Term   Long-Term   Short-Term   Long-Term
                                                                    ------------  ----------- ----------   ------------
CEMEX, S.A. de C.V...........................................    Ps        912.0        -           -         27,515.9
CEMEX Central, S.A. de C.V...................................            1,344.8        -           -             -
CEMEX Concretos, S.A. de C.V.................................              240.0        -           -             -
Corporacion Gouda, S.A. de C.V...............................              127.1        -           -             -
Incalpa, S.A. de C.V. ..................................... .              625.3        -           -             -
Construmexcla, S.A. de C.V. .................................                -          -        6,183.5          -
CEMEX Irish Investments Company Limited. ....................                -          -        4,710.3          -
CEMEX Trademarks Worldwide...................................                -          -        5,425.8          -
Servicios CEMEX Mexico, S.A. de C.V. ........................                -          -          334.3          -
Inmobiliaria Rio la Silla, S.A. de C.V......................
                                                                             -         145.0    71.2              -
Centro Distribuidor de Cemento, S.A. de C.V. ................                -          -        2,618.3          -
Petrocemex, S.A. de C.V.....................................                 -          -        4,085.6          -
CEMEX Internacional, S.A. de C.V.............................                -          -          302.7          -
Turismo CEMEX, S.A. de C.V.. ................................                -          -        1,072.9          -
Others.......................................................              414.9        -        1,056.6          -
                                                                    ------------  ----------- ----------   ------------
                                                                 Ps      3,664.1       145.0    25,861.2      27,515.9
                                                                    ============  =========== ==========   ============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


The principal transactions carried out with affiliated companies are as follows:

                                                                                  Years ended December 31,
                                                                      -------------------------------------------------
                   Guarantors                                             2002               2003             2004
                                                                      --------------     -------------    -------------
Net sales......................................................... Ps      3,681.7           3,848.1          4,556.6
Purchases.........................................................        (1,079.2)         (1,380.5)        (1,381.7)
Selling and administrative expenses ..............................        (7,878.6)         (8,613.2)        (7,683.7)
Financial expense.................................................        (4,680.2)         (4,963.1)        (2,831.1)
Financial income .................................................           631.5             360.1            863.6
Other expense, net ............................................... Ps        (62.0)            295.3            580.8
                                                                      --------------     -------------    -------------


Net sales--The Guarantors sell cement and clinker to affiliated companies in arms-length transactions.

Purchases--The Guarantors purchase raw materials from affiliates in arms-length transactions.

Selling and administrative expenses--CEMEX allocates part of its corporate expense to the Guarantors, which also incur rental and trademark rights expenses payable to CEMEX.

Financial income and expense is recorded in receivables from and payables to affiliated companies as described above. Additionally, the Guarantors receive financial income on their temporary investment position, invested in the non-guarantor treasury company.

Guarantors--U.S. GAAP reconciliation of net income and stockholders' equity:

As discussed at the beginning of this note 24, the following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP and the effect on net income and stockholders' equity are presented below, with an explanation of the adjustments, as follows:


                                                                                   Years ended December 31,
                                                                         ---------------------------------------------
                                                                            2002             2003              2004
                                                                         -----------      -----------       ----------
 Net income reported under Mexican GAAP...........................   Ps    (3,453.5)          5,808.9         18,810.2
 Approximate U.S. GAAP adjustments:
 1. Deferred income taxes and ESPS (see note B)...................          2,117.1              (8.4)          (541.2)
 2. Other employees' benefits (see note C)........................            (14.8)             36.5             10.9
 3. Inflation adjustment of machinery and equipment (see note D)..           (200.4)           (123.1)          (108.7)
 4. Other U.S. GAAP adjustments (see note E)......................            331.7            (176.1)         1,159.9
 5. Monetary position result (see note F).........................            541.1             118.4            181.0
                                                                         -----------      -----------       ----------
     Total approximate U.S. GAAP adjustments......................          2,774.7            (152.7)           701.9
                                                                         -----------      -----------       ----------
     Total approximate net income under U.S. GAAP.................   Ps      (678.8)          5,656.2         19,512.1
                                                                         ===========      ===========       ==========


                                                                                             At December 31,
                                                                                  -------------------------------------
                                                                                       2003                 2004
                                                                                  ----------------     ----------------
Total stockholders' equity under Mexican GAAP.............................    Ps      86,536.4            101,442.6
Approximate U.S. GAAP adjustments:
 1. Effect of pushdown of goodwill, net (see note A)......................             2,139.2              1,693.8
 2. Deferred income taxes and ESPS (see note B)...........................            (3,447.2)            (3,248.2)
 3. Other employees' benefits (see note C)................................              (105.5)               (89.2)
4. Inflation adjustment for machinery and equipment (see note D)..........             2,279.5              1,805.3
 5. Other U.S. GAAP adjustments (see note E)..............................               581.0              6,656.4
                                                                                  ================     ================
     Total approximate U.S. GAAP adjustments..............................             1,447.0              6,818.1
                                                                                  ----------------     ----------------
     Total approximate stockholders' equity under U.S. GAAP...............   Ps       87,983.4            108,260.7
                                                                                  ================     ================

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Guarantors--Notes to the U.S. GAAP reconciliation:

A.   Business Combinations

In 1989 and 1990, through an exchange of its shares with CEMEX, CEMEX Mexico acquired substantially all its Mexican subsidiaries from CEMEX. The original excess of the purchase price paid by CEMEX over the fair value of the net assets of these subsidiaries was Ps7,647.0, of which Ps3,955.4 were recorded in ETM under Mexican GAAP at the time of the acquisition. The net adjustment in the Guarantors stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill, after eliminating the amounts recorded under Mexican GAAP, was Ps1,274.8 in 2003 and Ps829.4 in 2004.

In addition, during 1995, CEMEX acquired an additional 24.2% equity interest in TOLMEX, S.A. de C.V. ("TOLMEX"), through a public exchange offer pursuant to which CEMEX exchanged its own shares for TOLMEX's shares. TOLMEX merged during 1999 with other Mexican subsidiaries creating CEMEX Mexico. The excess of the purchase price paid by CEMEX over the fair value of the net assets of TOLMEX was Ps972.6. The net adjustment in the Guarantors' stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill was Ps864.4 in 2003 and Ps864.4 in 2004.

As mentioned in note 24(a), for purposes of the reconciliation to U.S. GAAP, CEMEX adopted SFAS 142 and SFAS 144 in 2002. As a result of this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP and, therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is adjusted for purposes of the reconciliation of net income and stockholders' equity.

B. Deferred income taxes and Employees' Statutory Profit Sharing

Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at December 31, 2003 and 2004, represented expense of Ps717.4 and expense of Ps405.9, respectively. In addition, deferred ESPS adjustment to U.S. GAAP was an expense of Ps2,729.8 in 2003 and an expense of Ps2,842.3 in 2004.

C. Other employees' benefits

The Guarantors do not accrue for severance payments and until December 31, 2002, did not accrue for vacation expense. These items are recognized when retirements occur or when vacation was taken. Beginning January 1, 2003, in accordance with new Mexican GAAP pronouncements, the Guarantors began to accrue for vacation expense on the basis of services rendered. The Guarantors recognized, for purposes of the U.S. GAAP reconciliation, a liability for severance benefits for Ps105.5 in 2003 and Ps89.2 in 2004.

D.   Inflation Adjustment of Machinery and Equipment

As previously mentioned in note 24(i), for purposes of the U.S. GAAP reconciliation, fixed assets of foreign origin were restated using the inflation factor arising from the Consumer Price Index ("CPI") of each country, and depreciation is based upon the revised amounts.

E. Other U.S. GAAP adjustments

Deferred charges--For U.S. GAAP purposes, other deferred charges net of accumulated amortization that did not qualify for deferral under U.S. GAAP have been charged to expense, with a net effect in the net income reconciliation to U.S. GAAP of expense of Ps294.3 for the year ended December 31, 2002. Mexican GAAP allowed the deferral of these expenses. This effect has been cancelled in stockholders' equity because the intangible assets were sold to Cemex
Trademark Worldwide (CTW), an affiliated company, for a total amount of Ps521.2 in February 2003.

Subsidiary companies--The Guarantors have adjusted their investment and their equity in the earnings of subsidiary companies for the share of the approximate U.S. GAAP adjustments applicable to these affiliates. The net effect in the stockholders' equity reconciliation to U.S. GAAP at December 31, 2003 and 2004 was income of Ps581.0 and income of Ps6,656.4, respectively. The effect on the net income reconciliation to U.S. GAAP was income of Ps626.0 in 2002 and expense of Ps176.1 in 2003 and Ps1,159.9 in 2004, respectively. From the U.S. GAAP adjustments to subsidiary companies in the Guarantors' reconciliation of stockholders' equity, expense of Ps3,447.2 in 2003 and expense of Ps3,248.2 in 2004, are related to deferred IT and deferred ESPS.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


Affiliates companies--In 2003, the investment in affiliates includes an effect of Ps682.4 corresponding to the cumulative effect of accounting change; see notes 24(k), with respect to asset retirement obligations, and 24(m) with respect to equity forward contracts.

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

For the Guarantors, the following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2002, 2003 and 2004, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power:


                                                                                    Years ended December 31,
                                                                        -------------------------------------------------
                                                                            2002              2003             2004
                                                                        --------------    -------------    --------------
 Net cash provided by operating activities.......................... Ps       2,001.4          6,969.9         17,387.8
 Net cash provided by (used in) financing activities................          2,418.5         (5,886.0)            31.1
 Net cash used in investing activities..............................         (3,555.4)        (1,561.2)       (17,355.0)
                                                                        ==============    =============    ==============

Net cash flow from operating activities reflects cash payments for interests and income taxes as follows:


                                                                                    Years ended December 31,
                                                                        -------------------------------------------------
                                                                            2002              2003             2004
                                                                        --------------    -------------    --------------
 Interest paid...................................................... Ps        263.5             149.7              0.1
 Income taxes paid..................................................             -                 -                0.7
                                                                        --------------    -------------    --------------

Guarantors' non-cash activities are comprised of the following:

Dividends declared to CEMEX amounting to Ps2,171.5 in 2002 and Ps6,460.0 in 2003 were recognized by the Guarantors as accounts payable to CEMEX as of December 31, 2003.

Contingent liabilities of the Guarantors

As of December 31, 2003 and 2004, CEMEX Mexico and ETM guaranteed debt of CEMEX in the amount of U.S.$3,145 million (Ps37,555.6) and U.S.$3,087.8 million (Ps34,398.1) (note 12C).

Subsequent event

On March 7, 2005, at the extraordinary shareholders meeting of CEMEX Mexico, shareholders approved: 1) an increase in capital stock amounting to approximately U.S.$799.6 millions (Ps8,863.3) and, 2) a capital contribution to its subsidiary CEDICE amounting to U.S.$799.6 millions (Ps8,863.3).

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                                  ON SCHEDULES


The Board of Directors and Stockholders
CEMEX, S.A. de C.V.:


Under the date of January 15, 2005, we reported on the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2002, 2003 and 2004, which are included in this annual report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the annual report. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



KPMG Cardenas Dosal, S.C.



/s/ Leandro Castillo Parada

Monterrey, N.L. Mexico
January 15, 2005

                                                                     SCHEDULE I


                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                                 Balance Sheets
           (Millions of constant Mexican Pesos as of December 31, 2004)

                                                                                            December 31,
                                                                                  ------------------------------------
     Assets                                                                             2003                 2004
                                                                                  -----------------    ---------------
Current Assets
   Cash and investments....................................................    Ps          114.5             104.5
   Other receivables (note 3)..............................................                750.5             984.6
   Related parties receivables (note 7)....................................                943.7             691.7
                                                                                  -----------------    ---------------
       Total current assets................................................              1,808.7           1,780.8
                                                                                  -----------------    ---------------

Investments and Noncurrent Receivables
   Investments in subsidiaries and affiliated companies (note 4) ..........             90,012.2         103,554.6
   Other investments.......................................................                 75.6              77.2
   Other noncurrent accounts receivable....................................              1,003.8             793.1
   Long-term related parties receivables (note 7)..........................             36,292.6          33,045.7
                                                                                  -----------------    ---------------
       Total investments and noncurrent receivables........................            127,384.2         137,470.6
                                                                                  -----------------    ---------------

                                                                                  -----------------    ---------------
Land and Buildings.........................................................             1,820.0            1,813.5
                                                                                  -----------------    ---------------
Intangible Assets and Deferred Charges (note 5)............................             5,585.9            4,135.3
                                                                                  -----------------    ---------------

       Total Assets........................................................    Ps     136,598.8          145,200.2
                                                                                  =================    ===============


     Liabilities and Stockholders' Equity
 Current Liabilities
   Bank loans (note 6).........................................................Ps          770.0            1,541.5
   Notes payable (note 6)......................................................          1,991.8               -
   Current maturities of long-term debt (note 6)...............................            743.0            1,759.7
   Other accounts payable and accrued expenses  (note 3).......................          2,968.6              654.8
   Related parties payable (note 7)............................................          4,930.0            6,363.2
                                                                                  -----------------    ----------------
       Total current liabilities...............................................         11,403.4           10,319.2
                                                                                  -----------------    ----------------
Long-Term Debt
   Long-Term debt (note 6).....................................................         23,396.7           22,074.1
   Long-term related parties payables (note 7).................................         25,447.6           24,206.5
                                                                                  -----------------    ----------------
       Total long-term debt....................................................         48,844.3           46,280.6
       Other long-term liabilities.............................................          1,906.3            1,366.3
                                                                                  -----------------    ----------------
Total Liabilities..............................................................         62,154.0           57,966.1
                                                                                  -----------------    ----------------

                                                                                  -----------------    ----------------
Stockholders' Equity...........................................................         74,444.8           87,234.1
                                                                                  -----------------    ----------------

       Total Liabilities and Stockholders' Equity..............................Ps      136,598.8          145,200.2
                                                                                  =================    ================

                See accompanying notes to financial statements.

                                      S-2


                                                                                   SCHEDULE I (Continued)

                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                              Statements of Income

 (Millions of constant Mexican Pesos as of December 31, 2004, except for earnings per share)

                                                                                   Years ended December 31,
                                                                          ---------------    --------------    ---------------
                                                                               2002               2003               2004
                                                                          ---------------    --------------    ---------------
          Total revenues ..............................................Ps       5,910.7           3,994.8           14,242.9
       Administrative expenses.........................................          (116.4)            (57.8)             (37.5)
                                                                          ---------------    --------------    ---------------
          Operating income.............................................         5,794.3           3,937.0           14,205.4
                                                                          ---------------    --------------    ---------------

              Net comprehensive financing result.......................        (1,503.9)         (1,864.5)           1,225.5

       Other  income (expense), net....................................          (369.3)          4,603.1           (1,172.6)
                                                                          ---------------    --------------    ---------------

          Income before income taxes...................................         3,921.1           6,675.6           14,258.3

       Income tax benefit and business assets tax, net (note 8)........         2,418.1             832.8              304.0
                                                                          ---------------    --------------    ---------------

          Net income...................................................Ps       6,339.2           7,508.4           14,562.3
                                                                          ===============    ==============    ===============



          Basic earnings per share.....................................Ps          1.41              1.58               2.92
          Diluted earnings per share...................................Ps          1.41              1.55               2.90
                                                                          ===============    ==============    ===============

                See accompanying notes to financial statements.


                                                                                                        SCHEDULE I (Continued)

                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                  Statements of Changes in Financial Position

          (Millions of constant Mexican Pesos as of December 31, 2004)


                                                                                        Years ended December 31,
                                                                           ---------------   ---------------   ---------------
                                                                                 2002              2003              2004
                                                                           ---------------   ---------------   ---------------
Operating activities
   Net income..........................................................  Ps      6,339.2           7,508.4          14,562.3
   Charges to operations which did not require resources (note 9)......         (6,591.9)         (2,240.1)        (11,891.3)
                                                                           ---------------   ---------------   ---------------
      Resources provided by (used in) operating activities............            (252.7)          5,268.3           2,671.0
   Net change in working capital.......................................          1,193.1          19,089.0            (862.7)
                                                                           ---------------   ---------------   ---------------
      Net resources provided by operating activities..................             940.4          24,357.3           1,808.3
                                                                           ---------------   ---------------   ---------------

Financing activities
   Proceeds from bank loans (repayments), net.........................           3,523.4          (9,901.0)          5,712.0
   Notes payable, net.................................................           4,467.3          (2,326.3)         (7,238.2)
   Liquidation of appreciation warrants...............................                -                 -           (1,053.0)
   Dividends paid.....................................................          (3,984.1)         (4,210.3)         (4,319.4)
   Issuance of common stock from reinvestment of dividends............           3,376.4           3,899.4           4,156.8
   Issuance of common stock under stock option plan...................              79.9              45.3              67.2
   Disposal (acquisition) of shares under repurchase program..........            (425.5)            407.9                 -
   Other financing activities, net....................................             802.6             379.3            (540.0)
                                                                           ---------------   ---------------   ---------------
       Resources (used in) provided by financing activities...........           7,840.0         (11,705.7)         (3,214.6)
                                                                           ---------------   ---------------   ---------------

Investing activities
   Long-term related parties receivables, net.........................          58,037.6         (10,883.9)          2,005.8
   Net change in investment in subsidiaries...........................         (69,166.9)         (7,397.9)         (1,358.9)
   Dividends received.................................................           2,546.1           5,844.6             283.4
   Deferred charges...................................................            (103.1)            (50.1)            267.5
   Other noncurrent accounts receivable...............................             129.8            (452.7)            198.5
                                                                           ---------------   ---------------   ---------------
       Resources (used in) provided by  investing activities..........          (8,556.5)        (12,940.0)          1,396.3
                                                                           ---------------   ---------------   ---------------
       Increase (decrease) in cash and investments....................             223.9            (288.4)            (10.0)
       Cash and investments at beginning of year......................             179.0             402.9             114.5
                                                                           ---------------   ---------------   ---------------
       Cash and investments at end of year............................ Ps          402.9             114.5             104.5
                                                                           ===============   ===============   ===============

                              See accompanying notes to financial statements.

                              CEMEX, S.A. DE C.V.
             NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)

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

B)  PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors for the Parent Company's financial statements of prior periods were calculated using Mexican inflation.


                                                                   2001 to 2002      2002 to 2003      2003 to 2004
                                                                  --------------    -------------    ---------------
   Restatement factor using Mexican inflation..................      1.0559            1.0387           1.0539
                                                                  --------------    -------------    ---------------

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

F) INTANGIBLE ASSETS, DEFERRED CHARGES AND AMORTIZATION (note 5)

Intangible assets acquired as well as costs incurred in the development stages of intangible assets are capitalized when associated future benefits are identified and the control over such benefits is demonstrated. Expenditures not meeting these requirements are charged to earnings as incurred. Intangible assets are presented at their restated value and are classified as having a definite life, which are amortized over the benefited periods, and as having an indefinite life, which are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets, except for goodwill, is calculated under the straight-line method.

Intangible assets acquired in a business combination are separately accounted for at fair value at the acquisition date, unless the value cannot be reasonably estimated, in which case, such amounts are included as part of goodwill, which was amortized until December 31, 2004, in accordance with current accounting standards. Until that date, CEMEX amortized goodwill under the present worth or sinking fund method, which was intended to provide a better matching of goodwill amortization with the revenues generated from the acquired companies. Goodwill generated before 1992 was amortized over a maximum period of 40 years, while goodwill generated from 1992 to December 31, 2004 was amortized over a maximum period of 20 years. Starting January 1, 2005, goodwill balances will cease to be amortized but will remain subject to periodic impairment tests.

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


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

3. OTHER ACCOUNTS RECEIVABLE AND OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts receivable as of December 31, 2003 and 2004 consist of:


                                                                                           2003              2004
                                                                                     ---------------    --------------
Non-trade receivables...........................................................  Ps        298.1              229.6
Prepayments and receivables from valuation of derivative instruments............            115.9              391.2
Refundable income tax...........................................................              8.4            -
Other refundable taxes..........................................................            328.1              363.8
                                                                                     ---------------    --------------
                                                                                  Ps        750.5              984.6
                                                                                     ===============    ==============

Other accounts payable and accrued expenses as of December 31, 2003 and 2004 consist of:

                                                                                           2003               2004
                                                                                     ---------------    ---------------
Other accounts payable and accrued expenses.....................................  Ps      1,563.1                1.2
Interest payable................................................................            336.8              206.3
Tax payable.....................................................................            511.8              173.1
Dividends payable...............................................................              5.2                4.4
Provisions......................................................................              7.3            -
Accounts payable from valuation of derivative instruments.......................            544.4              269.8
                                                                                     ---------------    ---------------
                                                                                  Ps      2,968.6              654.8
                                                                                     ===============    ===============

Short-term provisions primarily consist of: (i) accruals for insurance payments and (ii) accruals related to the portion of legal assessments to be settled in short-term. Commonly, these amounts are revolving in nature and are to be settled and replaced by similar amounts within the next 12 months.

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


4. INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

As of December 31, 2003 and 2004, investments in subsidiaries and affiliated companies accounted for by the equity method, are summarized as follows:

                                                                                          2003              2004
                                                                                     ---------------    --------------
Book value at acquisition date................................................    Ps       67,530.2          65,187.8
Equity in income and other changes in stockholders' equity of subsidiaries and
   affiliated companies.......................................................             22,482.0          38,366.8
                                                                                     ---------------    --------------
                                                                                  Ps       90,012.2         103,554.6
                                                                                     ===============    ==============

5. INTANGIBLE ASSETS AND DEFERRED CHARGES

At December 31, 2003 and 2004, intangible assets of indefinite life and deferred charges are summarized as follows:

                                                                                            2003             2004
                                                                                     ---------------    --------------
Intangible of indefinite useful life:
Goodwill.....................................................................     Ps         2,088.7           2,080.6
Accumulated amortization......................................................                (157.9)          (187.2)
                                                                                     ---------------    --------------
                                                                                             1,930.8           1,893.4
                                                                                     ---------------    --------------
Deferred Charges:
Deferred financing costs......................................................                 405.4             196.9
Deferred income taxes (note 8)................................................               3,186.9           1,970.2
Others........................................................................                 438.0             379.0
Accumulated amortization .....................................................                (375.2)          (304.2)
                                                                                     ---------------    --------------
                                                                                             3,655.1           2,241.9
                                                                                     ---------------    --------------
                                                                                  Ps         5,585.9           4,135.3
                                                                                     ===============    ==============


6. SHORT AND LONG-TERM BANK LOANS AND NOTES PAYABLE

A total of 69.9% and 90.1% of the Parent Company-only short-term debt is denominated in dollars in 2003 and 2004, respectively.

Of the Parent Company-only long-term debt, approximately 89.0% and 84.0% is denominated in dollars in 2003 and 2004, respectively; the remaining debt in 2003 and 2004 is primarily denominated in Mexican pesos.

The maturities of long-term debt as of December 31, 2004 are as follows:

                                                               Parent
                                                          -----------------
2006..............................................     Ps       6,177.8
2007..............................................             10,104.2
2008..............................................              3,489.6
2009..............................................              2,302.5
2010 and thereafter...............................              -
                                                          -----------------
                                                       Ps      22,074.1
                                                          =================

In the Parent Company-only balance sheet at December 31, 2003 and 2004, there were short-term debt transactions amounting to U.S.$395 million ($4,716.8) and U.S.$847.2 million ($9,438.1), respectively, classified as long-term debt, due to the Company's ability and the intention to refinance such indebtedness with the available amounts of the committed long-term lines of credit.

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances receivable and payable with related parties as of December 31, 2003 and 2004 are:

                   Parent Company                                                           2003
                                                          -----------------------------------------------------------------------
                                                                       Assets                              Liabilities
                                                          ---------------------------------     ---------------------------------
                                                            Short-Term        Long-Term           Short-Term        Long-Term
                                                          --------------    ---------------     --------------    ---------------
CEMEX Mexico, S.A. de C.V.............................    $     785.7            36,082.3           -                  -
CEMEX International Finance Co........................        -                  -                      41.7           21,203.6
Empresas Tolteca de Mexico, S.A. de C.V...............        -                  -                   4,738.8           -
CEMEX Irish Investments Company Limited...............        -                  -                      17.8            4,108.7
International Investors LLC...........................           10.2               210.3           -                  -
Centro Distribuidor de Cemento, S.A. de C.V...........            2.8            -                  -                     135.3
CEMEX Asia Pte. Ltd...................................        -                  -                     125.0           -
CEMEX Manila Investments B.V..........................           58.6            -                  -                  -
Sunbelt Trading, S.A..................................           50.2            -                  -                  -
CEMEX Venezuela, S.A.C.A..............................            8.9            -                  -                  -
CEMEX Colombia, S.A...................................            7.1            -                  -                  -
Latin Asia Investments, Pte. Ltd......................            5.9            -                  -                  -
Others................................................           14.3            -                       6.7           -
                                                          --------------    ---------------     --------------    ---------------
                                                          $     943.7            36,292.6            4,930.0           25,447.6
                                                          ==============    ===============     ==============    ==============-

                   Parent Company                                                           2004
                                                          -----------------------------------------------------------------------
                                                                      Assets                              Liabilities
                                                          ---------------------------------     ---------------------------------
                                                            Short-Term        Long-Term           Short-Term        Long-Term
                                                          --------------    ---------------     --------------    ---------------
CEMEX Mexico, S.A. de C.V.............................    $    -                 10,832.6            6,245.5              267.2
CEMEX International Finance Co........................         -                  -                     60.5           19,940.1
Empresas Tolteca de Mexico, S.A. de C.V...............           70.9            22,213.1             -                -
CEMEX Irish Investments Company Limited...............         -                  -                     22.7            3,863.9
Centro Distribuidor de Cemento, S.A. de C.V...........         -                  -                     31.9              135.3
CEMEX Manila Investments B.V..........................          589.2             -                  -                 -
CEMEX Venezuela, S.A.C.A.............................            18.8             -                  -                 -
Latin Asia Investments, Pte. Ltd......................            5.6             -                  -                 -
Others...............................................             7.2             -                      2.6           -
                                                          --------------    ---------------     --------------    ---------------
                                                          $     691.7            33,045.7            6,363.2           24,206.5
                                                          ==============    ===============     ==============    ===============

The main transactions carried out during the last three years with related parties are:

                                                                         2002              2003                2004
                                                                    ---------------    --------------     ---------------
  Rental income.......................................         Ps        303.6               290.6             278.4
  License fees........................................                   202.1               544.7             668.8
  Financial expense...................................                  (879.0)            (835.5)            (939.7)
  Management services expense.........................                (2,299.3)          (1,503.5)            (930.2)
  Financial income....................................                 3,406.9             3,233.2           1,488.7
  Dividends received..................................                 2,546.1             5,844.6             283.4
                                                                    ===============    ==============     ===============

                              CEMEX, S.A. DE C.V.
      NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                       December 31, 2002, 2003 and 2004
         (Millions of constant Mexican Pesos as of December 31, 2004)


8. INCOME TAX (IT), BUSINESS ASSETS TAX (BAT)

In accordance with the effective tax legislation in Mexico, corporations must pay either income tax ("IT") or business assets tax ("BAT") depending on which amount is greater for their operations in Mexico. Both taxes recognize the effects of inflation, though in a manner different from Mexican GAAP.

The IT benefit, presented in the accompanying income statements, is summarized as follows:

                                                    2002             2003             2004
                                               -------------    -------------     -------------
Received from subsidiaries...............   Ps    1,020.0           1,409.8          1,357.6
Deferred IT..............................         1,398.1            (577.0)        (1,053.6)
                                               -------------    -------------     -------------
                                            Ps    2,418.1             832.8            304.0
                                               =============    =============     =============


Arising from its Mexican subsidiaries, the Company has accumulated IT loss carry forwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law:

      Year in which tax loss occurred            Amount of         Year of
                                               carryforwards      expiration
                                              --------------    --------------

2000.....................................  Ps       360.0           2010
2001.....................................         3,527.9           2011
2002.....................................         4,053.6           2012
2003.....................................           811.7           2013
                                              --------------
                                           Ps     8,753.2
                                              ==============


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

The recoverable BAT as of December 31, 2004 is as follows:


        Year in which BAT exceeded IT            Amount of           Year of
                                               carryforwards        expiration
                                               --------------     --------------

1997.....................................   Ps      150.4             2007

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS--(Continued)
                        December 31, 2002, 2003 and 2004
          (Millions of constant Mexican Pesos as of December 31, 2004)


9. ITEMS NOT AFFECTING CASH FLOWS

For the years ended December 31, 2002, 2003 and 2004, items charged or credited to the results of operations, which did not generated the use of resources, are summarized as follows:

                                                                            2002             2003             2004
                                                                        -------------    -------------    -------------
Depreciation of properties..........................................Ps         5.5              5.5              6.5
Amortization of deferred charges and credits, net...................         205.7            336.9            344.3
Deferred income tax credited to results.............................       (1,398.1)          577.0
                                                                                                             1,053.6
Equity in income of subsidiaries and affiliates.....................       (5,405.0)        (3,159.5)       (13,295.7)
                                                                       -------------    -------------    -------------
                                                                    Ps     (6,591.9)        (2,240.1)       (11,891.3)
                                                                       =============    =============    =============


10. CONTINGENCIES AND COMMITMENTS

As of December 31, 2003 and 2004, CEMEX has signed as guarantor of loans made to certain subsidiaries for approximately U.S.$1,322 million and U.S.$1,355 million, respectively. As of the same date, the Company and certain subsidiaries have guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S.$55 million and U.S.$25.8 million, respectively.

                                                                    SCHEDULE II

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                       December 31, 2002, 2003 and 2004
         (Millions of constant Mexican Pesos as of December 31, 2004)


        Valuation and Qualifying Accounts as of December 31, 2002, 2003 and 2004, is a follows:

                Description                     Balance at    Charged to                                Balance at
                                                 beginning     costs and                                  end of
                                                 of period     expenses     Deductions    Others (1)      period
                                                ------------  ------------  ------------  --------------------------
Year ended December 31, 2002:
  Allowance for doubtful accounts........... Ps    590.5         284.1         334.5         21.7         561.8
                                                ============  ============  ============  ============ =============

Year ended December 31, 2003:
  Allowance for doubtful accounts...........       561.8         373.1         298.7         35.3         671.5
                                                ============  ============  ============  ============ =============

Year ended December 31, 2004:
  Allowance for doubtful accounts...........       671.5         418.9         354.5         20.5         756.4
                                                ============  ============  ============  ============ =============


(1) Amounts included in "Others" primarily result from the effects of foreign currency translation and the inflation adjustment of the initial balance in the restatement to constant pesos as of the end of the same period.