Form 20-F
period 2005-12-31
CEMEX SA DE CV
filed 2006-06-08
CIK 1076378

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F
         (Mark One)
         |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
         |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31,
                2005
                                       OR
         |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from                to
                                               --------------    ---------------
                                       OR
         |_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

         Commission file number  1-14946
                                 -----------------------------------------------

                              CEMEX, S.A. de C.V.
--------------------------------------------------------------------------------
           (Exact name of the registrant as specified in its charter)

                           CEMEX MEXICO, S.A. de C.V.
                    EMPRESAS TOLTECA DE MEXICO, S.A. de C.V.
--------------------------------------------------------------------------------
           (Exact names of co-registrants and guarantors as specified in their respective charters)

                               CEMEX CORPORATION
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                            CEMEX MEXICO CORPORATION
                     EMPRESAS TOLTECA DE MEXICO CORPORATION
--------------------------------------------------------------------------------
      (Translation of co-registrants' and guarantors' names into English)

                             United Mexican States
--------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

      Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre, Garza
                       Garcia, Nuevo Leon, Mexico 66265
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

       Title of each class                   Name of each exchange on
                                             which registered
American Depositary Shares
("ADSs"), each ADS representing ten
Ordinary Participation Certificates
(Certificados de Participacion
Ordinarios)("CPOs"), each CPO
representing two Series A shares
and one Series B share                       New York Stock Exchange
-------------------------------------        ----------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

  9.625% Notes due 2009 guaranteed by CEMEX Mexico, S.A. de C.V. and Empresas
                        Tolteca de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Title of Class)

   Guarantees of the 9.625% Notes due 2009 by CEMEX Mexico, S.A. de C.V. and
                   Empresas Tolteca de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

   3,714,456,977  CPOs (1)
   7,676,571,754 Series A shares (including Series A shares underlying CPOs) (1) 3,838,285,877 Series B shares (including Series B shares underlying CPOs) (1)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No
                                               ---    ---
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934. Yes     No  X
                                         ---    ---
Note--checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                              ---    ---
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one):
         Large Accelerated Filer    X       Accelerated Filer
                                 -------                       -------
                        Non-accelerated filer
                                              ------
Indicate by check mark which financial statement item the registrant has elected to follow.
         Item 17            Item 18    X
                 -------            -------
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
         Yes          No    X
             -------     -------

(1) This information does not give effect to the two-for-one stock split approved by shareholders on April 27, 2006, which is expected to be effected in July 2006. For further description of the stock split, see "Presentation of Financial Information."

                               TABLE OF CONTENTS
                                                                           Page
                                                                           ----

PART I.........................................................................3

   Item 1 -  Identity of Directors, Senior Management and Advisors.............3

   Item 2 -  Offer Statistics and Expected Timetable...........................3

   Item 3 -  Key Information...................................................3
     Risk Factors..............................................................3
     Mexican Peso Exchange Rates...............................................9
     Selected Consolidated Financial Information..............................10

   Item 4 -  Information on the Company.......................................14
     Business Overview........................................................14
     Our Production Processes.................................................19
     User Base................................................................19
     Our Business Strategy....................................................20
     Our Corporate Structure..................................................23
     North America............................................................24
     Europe...................................................................31
     South America, Central America and the Caribbean.........................41
     Africa and the Middle East...............................................47
     Asia.....................................................................48
     Our Trading Operations...................................................50
     Regulatory Matters and Legal Proceedings.................................50
     Recent Developments......................................................58

   Item 4A -  Unresolved Staff Comments.......................................59

   Item 5 -  Operating and Financial Review and Prospects.....................60
     Cautionary Statement Regarding Forward Looking Statements................60
     Overview.................................................................60
     Critical Accounting Policies.............................................61
     Results of Operations....................................................64
     Liquidity and Capital Resources..........................................87
     Research and Development, Patents and Licenses, etc......................92
     Trend Information........................................................92
     Summary of Material Contractual Obligations and Commercial
       Commitments............................................................95
     Off-Balance Sheet Arrangements...........................................96
     Qualitative and Quantitative Market Disclosure...........................96
     Investments, Acquisitions and Divestitures..............................100
     U.S. GAAP Reconciliation................................................102
     Newly Issued Accounting Pronouncements Under U.S. GAAP..................102

   Item 6 - Directors, Senior Management and Employees.......................105
     Senior Management and Directors.........................................105
     Board Practices.........................................................110
     Compensation of Our Directors and Members of Our Senior Management......111
     Employees...............................................................115
     Share Ownership.........................................................116

   Item 7 -  Major Shareholders and Related Party Transactions...............116
     Major Shareholders......................................................116
     Related Party Transactions..............................................117

   Item 8 -  Financial Information...........................................117
     Consolidated Financial Statements and Other Financial Information.......117
     Legal Proceedings.......................................................117
     Dividends...............................................................117
     Significant Changes.....................................................119

   Item 9 -  Offer and Listing...............................................120
     Market Price Information................................................120

   Item 10 -  Additional Information.........................................121
     Articles of Association and By-laws.....................................121
     Material Contracts......................................................129
     Exchange Controls.......................................................132
     Taxation................................................................132
     Documents on Display....................................................135

   Item 11 -  Quantitative and Qualitative Disclosures About Market Risk.....135

   Item 12 -  Description of Securities Other than Equity Securities.........135

PART II......................................................................136

   Item 13 -  Defaults, Dividend Arrearages and Delinquencies................136

   Item 14 -  Material Modifications to the Rights of Security Holders
              and Use of Proceeds............................................136

   Item 15 -  Controls and Procedures........................................136

   Item 16A -  Audit Committee Financial Expert..............................137

   Item 16B -  Code of Ethics................................................137

   Item 16C -  Principal Accountant Fees and Services........................137

   Item 16D -  Exemptions from the Listing Standards for Audit Committees....138

   Item 16E -  Purchases of Equity Securities by the Issuer and Affiliated
               Purchasers....................................................138

PART III.....................................................................139

   Item 17 -  Financial Statements...........................................139

   Item 18 -  Financial Statements...........................................139

   Item 19 -  Exhibits.......................................................139

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES ....................F-1

SCHEDULE I - Parent Company Only Financial Statements .......................S-2

SCHEDULE II - Valuation and Qualifying Accounts .............................S-9

                                  INTRODUCTION

         CEMEX, S.A. de C.V. is incorporated as a stock corporation with variable capital organized under the laws of the United Mexican States, or Mexico. Except as the context otherwise may require, references in this annual report to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A. de C.V., its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, references in this annual report to "CEMEX," "we," "us" or "our" refer solely to CEMEX, S.A. de C.V. and its consolidated subsidiaries. See note 1 to our consolidated financial statements included elsewhere in this annual report. At our 2005 annual shareholders' meeting held on April 27, 2006, our shareholders authorized the change of CEMEX's legal and commercial name to CEMEX, Sociedad Anonima Bursatil de Capital Variable, or CEMEX, S.A.B. de C.V., effective as of July 3, 2006. The change in our corporate name, which means that we will now be called a Publicly Held Company (Sociedad Anonima Bursatil), was made to comply with the requirements of the new Mexican Securities Law enacted on December 28, 2005, which will become effective on June 28, 2006.

                     PRESENTATION OF FINANCIAL INFORMATION

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which differ in significant respects from U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, unless otherwise indicated, all financial data presented in this annual report are stated in constant Pesos as of December 31, 2005. See note 25 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us. Non-Peso amounts included in those statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable. Those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under
Item 3 -- "Key Information -- Mexican Peso Exchange Rates" as of the relevant period or date, as applicable.

         On April 27, 2006, our shareholders approved a new stock split, which we expect to occur in July 2006. In connection with the stock split, each of our existing series A shares will be surrendered in exchange for two new series A shares, and each of our existing series B shares will be surrendered in exchange for two new series B shares. Concurrent with this stock split, our shareholders authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, will distribute one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs will not change as a result of the stock split; each ADS will represent ten (10) new CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders will not change as a result of the stock split. The financial data set forth in this annual report have not been adjusted to give retroactive effect to the stock split.

         References in this annual report to "U.S.$" and "Dollars" are to U.S. Dollars, references to "(euro)" are to Euros, references to "(pound)"and "Pounds" are to British Pounds, references to "(Y)" and "Yen" are to Japanese Yen and, unless otherwise indicated, references to "Ps," "Mexican Pesos" and "Pesos" are to constant Mexican Pesos as of December 31, 2005. The Dollar amounts provided in this annual report and the financial statements included elsewhere in this annual report, unless otherwise indicated, are translations of constant Peso amounts, at an exchange rate of Ps10.62 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2005. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. See Item 3 -- "Key Information -- Selected Consolidated Financial Information."

         The noon buying rate for Pesos on December 30, 2005 was Ps10.63 to U.S.$1.00 and on May 31, 2006 was Ps11.29 to U.S.$1.00.

                                 CO-REGISTRANTS

         Our co-registrants are wholly-owned subsidiaries that have provided a corporate guarantee guaranteeing payment of our 9.625% Notes due 2009. These subsidiaries, which we refer to as our guarantors, are CEMEX Mexico, S.A. de C.V., or CEMEX Mexico, and Empresas Tolteca de Mexico, S.A. de C.V., or Empresas Tolteca de Mexico. The guarantors, together with their subsidiaries, account for substantially all of our revenues and operating income. See Item 4 -- "Information on the Company -- North America -- Our Mexican Operations." Pursuant to Rule 12h-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), no separate financial statements or other disclosures concerning the guarantors other than the narrative disclosures and financial information set forth in note 25(x) to our consolidated financial statements have been presented in this annual report.

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

WE ARE CONTINUALLY ANALYZING POSSIBLE ACQUISITIONS OF NEW OPERATIONS, SOME OF WHICH MAY HAVE A MATERIAL IMPACT ON OUR FINANCIAL POSITION, AND WE MAY NOT BE ABLE TO REALIZE THE EXPECTED BENEFITS FROM ANY SUCH FUTURE ACQUISITIONS OR FROM THE RMC ACQUISITION.

         A key element of our growth strategy is to acquire new operations and integrate such operations with our existing operations. Our ability to realize the expected benefits from these acquisitions depends, in large part, on our ability to integrate the new operations with existing operations and to apply our business practices in the new operations in a timely and effective manner. These efforts may not be successful. Furthermore, our growth strategy depends on our ability to identify and acquire suitable assets at desirable prices. We are continually analyzing possible acquisitions of assets which in some cases, such as the case of the RMC acquisition described below, may have a material impact on our financial position. We cannot assure you that we will be successful in identifying or purchasing suitable assets in the future. If we fail to make further acquisitions, we may not be able to continue to grow in the long term at our historic rate.

         On March 1, 2005, we completed our acquisition of RMC Group p.l.c., or RMC, a leading international producer and supplier of cement, ready-mix concrete and aggregates, for a total purchase price of approximately U.S.$6.5 billion, which included approximately U.S.$2.2 billion of assumed debt. RMC, which was headquartered in the United Kingdom, had significant operations in the United Kingdom, Germany, France and the United States, as well as operations in other European countries and globally. As of December 31, 2005, we had identified approximately U.S.$360 million of annual savings that we expect to achieve by 2007 through cost-saving synergies, including approximately U.S.$240 million during 2006. Our success in realizing these cost savings and deriving significant benefits from this acquisition will depend on our ability to standardize management processes, capitalize on trading network benefits, consolidate logistics and improve global procurement and energy efficiency.

         In addition, although we have substantially realized our expected benefits from acquisitions in the past, the acquired companies prior to the RMC acquisition were primarily engaged in cement operations, which have traditionally been the focus of our business. Also, the companies we have acquired in the past have had significant operations in only one country. The integration of RMC's worldwide operations, which consist primarily of ready-mix concrete and aggregates operations, has presented new challenges as it requires us to simultaneously integrate operations in many different countries and focus on ready-mix concrete and aggregates operations on a global scale, in addition to our traditional focus on cement operations. Additional acquisitions may also present formidable integration challenges. See Item 4 "Information on the Company -- Our Business Strategy."

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

         We have incurred and will continue to incur significant amounts of debt, particularly in connection with financing acquisitions, which could have an adverse effect on the price of our Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs. Our indebtedness may have important consequences, including increased interest costs if we are unable to refinance existing indebtedness on satisfactory terms. In addition, the debt instruments governing a substantial portion of our indebtedness contain various covenants that require us to maintain financial ratios, restrict asset sales and restrict our ability to use the proceeds from a sale of assets. Consequently, our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities could be limited. As of December 31, 2005, we had outstanding debt equal to Ps101 billion (U.S.$9.5 billion). The aggregate amount of debt we incurred in connection with the RMC acquisition was approximately U.S.$6.5 billion, including our assumption of approximately U.S.$2.2 billion of RMC's debt.

WE HAVE TO SERVICE OUR DOLLAR DENOMINATED DEBT WITH REVENUES GENERATED IN PESOS OR OTHER CURRENCIES, AS WE DO NOT GENERATE SUFFICIENT REVENUE IN DOLLARS FROM OUR OPERATIONS TO SERVICE ALL OUR DOLLAR DENOMINATED DEBT. THIS COULD ADVERSELY AFFECT OUR ABILITY TO SERVICE OUR DEBT IN THE EVENT OF A DEVALUATION OR DEPRECIATION IN THE VALUE OF THE PESO, OR ANY OF THE OTHER CURRENCIES OF THE COUNTRIES IN WHICH WE OPERATE.

         A substantial portion of our outstanding debt is denominated in Dollars; as of March 31, 2006, our Dollar denominated debt represented approximately 75% of our total debt (after giving effect to our currency-related derivatives as of such date). This debt, however, must be serviced by funds generated from sales by our subsidiaries. As of the date of this annual report, we do not generate sufficient revenue in Dollars from our operations to service all our Dollar denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our Dollar denominated debt. See Item 5 -- "Operating and Financial Review and Prospects -- Qualitative and Quantitative Market Disclosure -- Interest Rate Risk, Foreign Currency Risk and Equity Risk -- Foreign Currency Risk." A devaluation or depreciation in the value of the Peso, Euro or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. During 2005, Mexico, Spain, the United Kingdom and the Rest of Europe region, our main non-Dollar-denominated operations, together generated approximately 53% of our sales (approximately 19%, 9%, 9% and 16%, respectively), before eliminations resulting from consolidation. In 2005, approximately 25% of our sales were generated in the United States, with the remaining 22% of our sales being generated in several countries, with a number of currencies having material depreciations against the Dollar. During 2005, the Peso appreciated approximately 5% against the Dollar, while the Euro and the Pound depreciated approximately 13% and 11%, respectively, against the Dollar. Although we have foreign exchange forward contracts and cross currency swap contracts in place to mitigate our currency-related risks and expect to enter into future currency hedges, they may not be effective in covering all our currency-related risks.

         As of March 31, 2006, our Euro denominated debt represented approximately 20% of our total debt (after giving effect to our currency-related derivatives as of such date). However, we believe that our generation of revenues in Euros from our operations in Spain and the Rest of Europe region will be sufficient to service these obligations. As of March 31, 2006, our Yen denominated debt represented approximately 5% of our total debt (after giving effect to our currency-related derivatives as of such date). As of that date, we had no Pound denominated debt outstanding.

WE ARE DISPUTING SOME TAX CLAIMS, AN ADVERSE RESOLUTION OF WHICH MAY RESULT IN A SIGNIFICANT ADDITIONAL TAX EXPENSE.

         We have received notices from tax authorities in Mexico and the Philippines of tax claims in respect of several prior tax years for a total amount of approximately U.S.$70 million and U.S.$59 million, respectively, including interest and penalties through December 31, 2005. We believe that these claims will not have a material adverse effect on our net income.

         In addition, during May 2006, we and some of our Mexican subsidiaries were notified by the Mexican tax office of several tax assessments with respect to tax years 1992 and 2002 in a total amount of approximately Ps3,793 million (U.S.$335 million). The tax assessments are based primarily on: (i) disallowed restatement of consolidated tax loss carryforwards in the same period in which they occurred and (ii) investments made in entities incorporated in foreign countries with preferential tax regimes (Regimenes Fiscales Preferentes). We plan to contest these tax claims, and we are in the process of filing an appeal for each of these tax claims before the Mexican federal tax court. If we fail to obtain favorable rulings on appeal, these tax claims may have a material impact on us.

         We are also challenging the constitutionality of several amendments to Mexican income tax legislation that became effective in 2005 and that would increase taxes we pay on passive income from some of our foreign operations. We believe these amendments are contrary to Mexican constitutional principles, and on August 8, 2005, we filed a motion in the Mexican federal court challenging the constitutionality of the amendments. On December 23, 2005, we obtained a favorable ruling from the Mexican federal court that the amendments were unconstitutional; however, the Mexican tax authority has appealed this ruling. If the final ruling is not favorable to us, these amendments may have a material impact on us. See Item 4 -- "Information on the Company --Regulatory Matters and Legal Proceedings -- Tax Matters."

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

         In addition, our operations in the United Kingdom, Spain and the Rest of Europe are subject to binding caps on carbon dioxide emissions imposed by Member States of the European Union as a result of the European Union's directive implementing the Kyoto Protocol on climate change. Under this directive, companies receive from the relevant Member States allowances that set limitations on the levels of carbon dioxide emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to heavy penalties. Based on our production forecasts, we expect to have a consolidated surplus of carbon dioxide allowances for the initial allocation period of 2005 to 2007. However, for the next allocation period of 2008 through 2012, we expect a reduction in the allowances granted by the environmental agencies in substantially all the Member States, which may result in a consolidated deficit in our carbon dioxide allowances during that period. We believe we may be able to reduce the impact of any deficit by either reducing carbon dioxide emissions in our facilities or by implementing Clean Development Mechanism (CDM) projects that reduce greenhouse gas emissions in emerging markets authorized by the United Nations. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results. See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings -- Environmental Matters."

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

HIGHER ENERGY AND FUEL COSTS MAY HAVE A MATERIAL ADVERSE AFFECT ON OUR OPERATING RESULTS.

         Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. To mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels such as petcoke and tires, which has resulted in reduced energy and fuel costs and less vulnerability to potential price spikes. We have also implemented technical improvements in several facilities and entered into long term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if prevailing conditions remain for a long period of time or if energy and fuel costs continue to increase.

OUR OPERATIONS CAN BE AFFECTED BY ADVERSE WEATHER CONDITIONS.

         Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. With the acquisition of RMC in 2005, particularly its operations in Europe and the United States, our operations are more exposed to weather seasonality. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

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

         With the acquisition of RMC in 2005, our geographic diversity has significantly increased. We currently have operations in Mexico, the United States, the United Kingdom, Spain, the Rest of Europe region (including Germany and France), South America, Central America and the Caribbean (including Venezuela and Colombia), Africa and the Middle East and Asia. As of December 31, 2005, our U.S. operations represented approximately 18% of our total assets, our Mexican operations represented approximately 18% of our total assets, our United Kingdom operations represented approximately 12% of our total assets, our Spanish operations represented approximately 7% of our total assets, our Rest of Europe operations represented approximately 12% of our total assets, our South America, Central America and the Caribbean operations represented approximately 7% of our total assets, our Africa and the Middle East operations represented approximately 2% of our total assets and our Asia operations represented approximately 3% of our total assets. For the year ended December 31, 2005, before eliminations resulting from consolidation, our U.S. operations represented approximately 25% of our net sales, our Mexican operations represented approximately 19% of our net sales, our United Kingdom operations represented approximately 9% of our net sales, our Spanish operations represented approximately 9% of our net sales, our Rest of Europe operations represented approximately 16% of our net sales, our South America, Central America and the Caribbean operations represented approximately 9% of our net sales, our Africa and the Middle East operations represented approximately 3% of our net sales and our Asia operations represented approximately 2% of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income from our operations in that country or region. For a geographic breakdown of our net sales for the year ended December 31, 2005 on a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2005, please see Item 4 -- "Information on the Company -- Geographic Breakdown of Pro Forma 2005 Net Sales."

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

         Although we have a diversification of revenue sources in Europe, a number of countries, particularly Germany and Italy, have experienced economic stagnation recently, while France and the United Kingdom have experienced slow economic growth. To the extent recovery from these economic conditions does not materialize or otherwise takes place over an extended period of time, our business, financial condition and results of operations may be adversely affected. In addition, the economic stagnation in Germany and Italy and slow economic growth in France and the United Kingdom may negatively impact the economic growth and integration of the ten new countries admitted into the European Union in May 2004, including Poland, the Czech Republic, Hungary, Latvia and Lithuania, in which we acquired operations in the RMC acquisition.

         Our operations in South America, Central America and the Caribbean are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, in recent years, Venezuela has experienced volatility and depreciation of its currency, high interest rates, political instability, increased inflation, decreased gross domestic product and labor unrest, including a general strike. In response to this situation, and in an effort to shore up the economy and control inflation, Venezuelan authorities have imposed foreign exchange and price controls on specified products, including cement. Any significant political instability or political instability and economic volatility in the countries in South America, Central America and the Caribbean in which we have operations may have an impact on cement prices and demand for cement and ready-mix concrete, which may adversely affect our results of operations.

         Our operations in Africa and the Middle East have faced rising instability as a result of, among other things, civil unrest, extremism, the continued deterioration of Israeli-Palestinian relations and the war in Iraq. There can be no assurance that political turbulence in the Middle East will abate at any time in the near future or that neighboring countries, including Egypt and the United Arab Emirates, will not be drawn into the conflict or experience instability.

         There have been terrorist attacks in the United States, Indonesia, Spain and the United Kingdom, countries in which we maintain operations, and ongoing threats of future terrorist attacks in the United States and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to economic contraction in the United States or any other of our major markets. Economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

         PT Semen Gresik (Persero) Tbk., or Gresik, an Indonesian cement producer in which we own a 25.5% interest, has experienced ongoing difficulties at PT Semen Padang, or Semen Padang, the subsidiary of Gresik that owns and operates the Padang plant, including the effective loss of operational and financial control of Semen Padang, and until recently, the inability to prepare consolidated financial statements that include Semen Padang's operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. In April 2006, after making several adjustments suggested by its independent auditors, unqualified audited financial statements for 2004 and 2005 were finally presented by Semen Gresik. In December 2003, we filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. In 2004, an Arbitral Tribunal was established by the ICSID to hear the dispute and held its first hearings, at which the Indonesian government objected to the Arbitral Tribunal's jurisdiction. As of the date of this annual report, the Arbitral Tribunal had not yet rendered its jurisdictional decision. We cannot predict what effect, if any, this action will have on our investment in Gresik, how the Arbitral

Tribunal will rule on the Indonesian government's jurisdictional objections or the merits of the dispute, or the time-frame in which the Arbitral Tribunal will rule. See Item 4 -- "Information on the Company -- Asia -- Our Indonesian Equity Investment" and "-- Regulatory Matters and Legal Proceedings -- Other Legal Proceedings."

         On May 3, 2006, we agreed to sell 24.9% of Gresik to Indonesia-based Rajawali Group for approximately U.S.$337 million. The purchaser's obligations under our sales contract are subject to obtaining the approval of the Indonesian government and the fulfillment of other conditions. In the event this sale is consummated, our remaining interest in Gresik will be 0.6%.

         On May 17, 2006, we received a letter from the Indonesian government purporting to exercise its right to repurchase, under the 1998 purchase agreement, pursuant to which we acquired our interest in Gresik, the Gresik shares we have agreed to sell to the Rajawali Group. However, we believe that the Indonesian government's purported exercise of this right did not comply with the requirements set forth in the 1998 purchase agreement, and we are in correspondence and in discussions with the Indonesian government concerning this issue. No assurance can be given either that the sale to the Rajawali Group will be consummated, or that the Indonesian government will purchase the Gresik shares, on the terms outlined above, or that a sale transaction on similar or different terms may be consummated with any other purchaser.

YOU MAY BE UNABLE TO ENFORCE JUDGMENTS AGAINST US.

         You may be unable to enforce judgments against us. We are a stock corporation with variable capital (sociedad anonima de capital variable), organized under the laws of Mexico. Substantially all our directors and officers and some of the experts named in this annual report reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce judgments against them or against us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by Lic. Ramiro G. Villarreal, General Counsel of CEMEX, that it may not be possible to enforce, in original actions in Mexican courts, liabilities predicated solely on the U.S. federal securities laws and it may not be possible to enforce, in Mexican courts, judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

PREEMPTIVE RIGHTS MAY BE UNAVAILABLE TO ADS HOLDERS.

         ADS holders may be unable to exercise preemptive rights granted to our shareholders, in which case ADS holders could be substantially diluted. Under Mexican law, whenever we issue new shares for payment in cash or in kind, we are generally required to grant preemptive rights to our shareholders. However, ADS holders may not be able to exercise these preemptive rights to acquire new shares unless both the rights and the new shares are registered in the United States or an exemption from registration is available.

         We cannot assure you that we would file a registration statement in the United States at the time of any rights offering. In addition, while the depositary is permitted, if lawful and feasible at that time, to sell those rights and distribute the proceeds of that sale to ADS holders who are entitled to those rights, current Mexican law does not permit sales of that kind.

MEXICAN PESO EXCHANGE RATES

         Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de Mexico) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso depreciated against the Dollar by approximately 13% and 8% in 2002 and 2003, respectively, and appreciated against the Dollar by approximately 1% and 5% in 2004 and 2005, respectively. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de Mexico, S.A., or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

         The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

                                         CEMEX Accounting Rate                                Noon Buying Rate
                             ----------------------------------------------    --------------------------------------------
                               End of                                            End of
Year ended December 31,        Period    Average(1)      High        Low         Period     Average(1)    High        Low
                             ----------  -----------   --------  ----------    ----------  -----------  ---------  --------
2001.....................       9.17         9.33        9.99       8.95           9.16          9.34      9.97      8.95
2002.....................      10.38         9.76       10.35       9.02          10.43          9.66     10.43      9.00
2003.....................      11.24        10.84       11.39      10.10          11.24         10.85     11.41     10.11
2004.....................      11.14        11.29       11.67      10.81          11.15         11.29     11.64     10.81
2005.....................      10.62        10.85       11.38      10.42          10.63         10.89     11.41     10.41

Monthly (2005-2006)
   November..............      10.56           --       10.77      10.56          10.58            --     10.77     10.57
   December..............      10.62           --       10.78      10.42          10.63            --     10.77     10.41
   January...............      10.46           --       10.64      10.45          10.44            --     10.64     10.44
   February..............      10.48           --       10.56      10.44          10.45            --     10.53     10.43
   March.................      10.88           --       11.02      10.48          10.90            --     10.95     10.46
   April.................      11.07           --       11.15      10.93          11.09            --     11.16     10.86
   May...................      11.34           --       11.35      10.86          11.29            --     11.31     10.84

(1) The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.


         On May 31, 2006, the noon buying rate for Pesos was Ps11.29 to U.S.$1.00 and the CEMEX accounting rate was Ps11.34 to U.S.$1.00.

         For a discussion of the financial treatment of our operations conducted in other currencies, see Item 3 -- "Key Information -- Selected Consolidated Financial Information."

Selected Consolidated Financial Information

         The financial data set forth below as of and for each of the five years ended December 31, 2005 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2005 and 2004 and for each of the three years ended December 31, 2005, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included elsewhere in this annual report. These financial statements were approved by our shareholders at the 2005 annual general meeting, which took place on April 27, 2006.

         The audited consolidated financial statements for the year ended December 31, 2005 include RMC's results of operations for the ten-month period ended December 31, 2005, while the audited consolidated financial statements for each of the four years ended December 31, 2004 do not include RMC's results of operations. As a result, the financial data for the year ended December 31, 2005 are not comparable to the prior periods.

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. We are required, pursuant to Mexican GAAP, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, unless otherwise indicated, all financial data presented below and elsewhere in this annual report are stated in constant Pesos as of December 31, 2005. See note 25 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

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

         Under Mexican GAAP, each time we report results for the most recently completed period, the Pesos previously reported in prior periods should be adjusted to Pesos of constant purchasing power as of the most recent balance sheet by multiplying the previously reported Pesos by a weighted average inflation index. This index is calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion that our assets in each country represent of our total assets. The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of December 31, 2005:

                                                           Cumulative Weighted
                                   Annual Weighted          Average Factor to
                                   Average Factor           December 31, 2005
                              -------------------------- -----------------------
         2001................          1.0916                     1.2287
         2002................          1.1049                     1.1256
         2003................          1.0624                     1.0188
         2004................          0.9590                     0.9590
         -----------------------------------------------------------------------

         The Dollar amounts provided below and, unless otherwise indicated, elsewhere in this annual report are translations of constant Peso amounts at an exchange rate of Ps10.62 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2005. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2005 was Ps10.63 to U.S.$1.00 and on May 31, 2006 was Ps11.29 to U.S.$1.00. From December 31, 2005
through May 31, 2006, the Peso depreciated by approximately 6.2% against the Dollar, based on the noon buying rate for Pesos.

                                         CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                    Selected Consolidated Financial Information

                                                                     As of and for the year ended December 31,
                                                   -----------------------------------------------------------------------------
                                                     2001        2002        2003         2004         2005            2005
                                                   --------  -----------  ----------  -----------  ------------  ---------------
                                                            (in millions of constant Pesos as of December 31, 2005 and
                                                              Dollars, except ratios and share and per share amounts)
Income Statement Information:
Net sales......................................   Ps 78,015   Ps 76,456    Ps 82,045    Ps 87,062     Ps 162,709    U.S.$15,321
Cost of sales(1)...............................     (43,882)    (42,715)     (47,296)     (48,997)       (98,460)        (9,271)
Gross profit...................................      34,133      33,741       34,749       38,065         64,249          6,050
Operating expenses.............................     (15,503)    (18,429)     (18,084)     (18,282)       (37,840)        (3,563)
Operating income...............................      18,630      15,312       16,665       19,783         26,409          2,487
Comprehensive financing income (cost), net(2)..       2,982      (3,848)      (3,063)       1,424          2,600           245
Other income (expense), net....................      (4,697)     (4,550)      (5,230)      (5,169)        (3,372)         (318)
Income before income tax, business assets tax,
     employees' statutory profit sharing and
     equity in income of affiliates............      16,915       6,914        8,372       16,038         25,637          2,414
Minority interest..............................       1,728         433          348          224            585             55
Majority interest net income...................      13,273       6,079        7,201       13,965         22,425          2,112
Basic earnings per share(3)(4).................        1.55        0.68         0.76         1.40           2.16           0.20
Diluted earnings per share(3)(4)...............        1.56        0.68         0.74         1.39           2.15           0.20
Dividends per share(3)(5)(6)...................        0.39        0.41         0.39         0.83           0.50           0.04
Number of shares outstanding(3)(7).............       8,758       9,124        9,722       10,186         10,572         10,572

Balance Sheet Information:
Cash and temporary investments.................       4,828       4,220        3,336        3,657          6,387            601
Net working capital investment(8)..............      10,510       8,174        6,593        5,610         13,463          1,268
Property, machinery and equipment, net.........     100,744     104,734      106,106      102,703        165,055         15,542
Total assets...................................     182,888     186,194      183,409      185,684        284,228         26,764
Short-term debt................................      11,579      16,281       15,219       11,151         12,647          1,191
Long-term debt.................................      48,960      51,109       51,955       52,207         88,006          8,287
Minority interest(9)...........................      22,259      14,101        6,092        4,155          5,613            529
Stockholders' equity (excluding minority
     interest)(10).............................      69,601      67,122       71,393       83,657        104,344          9,825
Book value per share(3)(7)(11).................        7.95        7.36         7.35         8.21           8.71           0.93

Other Financial Information:
Operating margin...............................       23.9%       20.0%        20.3%        22.7%          16.2%          16.2%
EBITDA(12).....................................      25,418      22,401       24,141       27,117         37,778          3,557
Ratio of EBITDA to interest expense, capital
     securities dividends and preferred equity
     dividends.................................        4.39        5.23         5.27         6.82           6.76           6.76
Investment in property, machinery and equipment,
     net.......................................       5,756       4,954        4,510        4,637          8,341            785
Depreciation and amortization..................       8,932       8,942        9,445        9,159         11,591          1,091
Net resources provided by operating
     activities(13)............................      26,596      19,440       17,937       23,811         36,300          3,418
Basic earnings per CPO(3)(4)...................        4.65        2.04         2.28         4.20           6.48           0.60



                                                                     As of and for the year ended December 31,
                                                   -----------------------------------------------------------------------------
                                                     2001        2002        2003         2004         2005            2005
                                                   --------  -----------  ----------  -----------  ------------  ---------------
                                                    (in millions of constant Pesos as of December 31, 2005 and Dollars, except per share amounts)
US. GAAP (14):
Income Statement Information:
Majority net sales.............................    Ps74,936   Ps 75,858    Ps 86,568    Ps 92,553    Ps  159,516    U.S.$15,020
Operating income...............................      11,978      12,261       14,770       17,007         24,706          2,326
Majority net income............................      11,989       6,367        8,984       18,505         22,115          2,082
Basic earnings per share.......................        1.49        0.71         0.95         1.85           2.13          0.20
Diluted earnings per share.....................        1.48        0.71         0.93         1.84           2.12          0.20

Balance Sheet Information:
Total assets...................................     184,153     191,179      202,230      212,550        293,743         27,659
Total long-term debt...........................      44,381      46,479       48,620       44,949         82,610          7,779
Shares subject to mandatory redemption (15)....          --          --          805           --             --             --
Minority interest..............................       9,046       5,860        5,882        4,672          5,729            539
Other mezzanine items (15).....................      19,169      14,761           --           --             --             --
Total majority stockholders' equity............      55,402      58,289       77,204       95,412        111,381         10,488

                                                                                                   (footnotes on next page)

________________
(1)  Cost of sales includes depreciation.
(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, results from valuation and liquidation of financial instruments, including derivatives and marketable securities, foreign exchange result, net and monetary position result. See Item 5 "-- "Operating and Financial Review and Prospects."
(3) Our capital stock consists of series A shares and series B shares. Each of our CPOs represents two series A shares and one series B share. As of December 31, 2005, approximately 96.8% of our outstanding share capital was represented by CPOs. On April 28, 2005, our shareholders approved a two-for-one stock split in our series A shares, series B shares and CPOs, which became effective on July 1, 2005. The number of our outstanding ADSs did not change as a result of the stock split; instead the ratio of CPOs to ADSs was modified so that each ADS now represents ten CPOs. All share and per share amounts set forth in the table above have been adjusted to give retroactive effect to this stock split. On April 27, 2006, our shareholders approved a new two-for-one stock split, which we expect to occur in July 2006. In connection with the new stock split, each of our existing series A shares will be surrendered in exchange for two new series A shares, and each of our existing series B shares will be surrendered in exchange for two new series B shares. Concurrently with this new stock split, our shareholders authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, will distribute one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs will not change as a result of the new stock split; each ADS will represent ten (10) new CPOs following the new stock split and the CPO trust amendment. Although earnings per share, dividends per share, book value per share, earnings per CPO and the number of shares outstanding for the years ended December 31, 2001 through 2005 were not adjusted to give retroactive effect to the stock split, the following table presents such line items on a pro forma basis giving effect to the stock split.

                                                           As of and for the year ended December 31,
                                             ---------------------------------------------------------------------
                                               2001        2002       2003        2004        2005         2005
                                             ---------  ----------  ----------  ---------  ----------  -----------
                                             (in constant Pesos as of December 31, 2005 and Dollars, except share amounts)
     Pro forma per share information
          under Mexican GAAP:
     Basic earnings per share.............   Ps  0.78     Ps 0.34   Ps   0.38    Ps 0.70     Ps 1.08   U.S.$ 0.10

     Diluted earnings per share...........       0.78        0.34        0.37       0.70        1.08         0.10
     Dividends per share..................       0.20        0.21        0.20       0.42        0.25         0.02
     Book value per share.................       3.98        3.68        3.68       4.11        4.93         0.47
     Basic earnings per CPO..............        2.33        1.02        1.14       2.10        3.24         0.31

     Pro forma per share information
          under U.S. GAAP:
     Basic earnings per share.............       0.75        0.36        0.48       0.93        1.07         0.10
     Diluted earnings per share...........       0.74        0.36        0.47       0.92        1.06         0.10

     Pro forma number of shares:
     Number of shares outstanding
          (in millions)...................     17,516      18,248      19,444     20,372      21,144       21,144

 (4) Earnings per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 21 to the consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying each year's basic earnings per share by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican GAAP.
(5) Dividends declared at each year's annual shareholders' meeting are reflected as dividends of the preceding year.
(6) In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in constant Pesos as of December 31, 2005, were as follows: 2002, Ps1.17 per CPO (or Ps0.39 per share); 2003, Ps1.23 per CPO (or Ps0.41 per share); 2004, Ps1.17 per CPO (or Ps0.39 per share); and 2005, Ps2.49 per CPO (or Ps0.83 per share). As a result of dividend elections made by shareholders, in 2002, Ps262 million in cash was paid and approximately 128 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; in 2003, Ps68 million in cash was paid and approximately 198 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year; in 2004, Ps161 million in cash was paid and approximately 150 million additional CPOs were issued in respect of dividends declared for the 2003 fiscal year; and in 2005, Ps380 million in cash was paid and approximately 133 million additional CPOs were issued in respect of dividends declared for the 2004 fiscal year. All share and per share amounts set forth in this note 6 have been adjusted to give retroactive effect to the stock split described above, which became effective on July 1, 2005. At our 2005 annual shareholders' meeting, which was held on April 27, 2006, our shareholders approved a dividend for the 2005 fiscal year of the Peso equivalent of U.S.$0.133 per CPO (U.S.$0.0443 per share) or Ps1.49 (Ps0.50 per share), based on the Peso/Dollar exchange rate in effect for May 25, 2006 of Ps11.1935 to U.S.$1.00, as published by the Mexican Central Bank. Holders of our series A shares, series B shares and CPOs will be entitled to receive the dividend in either stock or cash consistent with our past practices; however, under the terms of the deposit agreement pursuant to which our ADSs are issued, we have instructed the depositary for the ADSs not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs, unlike our practice in connection with previous dividends when ADS holders were extended this option. As a result of dividend elections made by shareholders, in June 2006, approximately Ps144 million in cash will be paid and approximately 106 million additional CPOs will be issued in respect of dividends declared for the 2005 fiscal year.
(7) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8) Net working capital investment equals trade receivables plus inventories less trade payables.

(9) In connection with a preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at December 31, 2001 and 2002 includes a notional amount of U.S.$900 million (Ps9.6 billion) and U.S.$650 million (Ps6.9 billion), respectively, of preferred equity issued in November 2000 by our Dutch subsidiary. In October 2003, we redeemed all the U.S.$650 million of preferred equity outstanding. The balance sheet item minority interest at December 31, 2003 includes an aggregate liquidation amount of U.S.$66 million (Ps705 million) of 9.66% Putable Capital Securities, which were initially issued by one of our subsidiaries in May 1998 in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. In November 2004, we exercised a purchase option and redeemed all the outstanding capital securities. Until January 1, 2004, for accounting purposes under Mexican GAAP, this transaction was recorded as minority interest in our balance sheet, and dividends paid on the capital securities were recorded as minority interest net income in our income statement. Accordingly, minority interest net income includes capital securities dividends in the amount of approximately U.S.$76.1 million (Ps876 million) in 2001, U.S.$23.2 million (Ps265 million) in 2002 and U.S.$12.5 million (Ps147 million) in 2003. As of January 1, 2004, as a result of new accounting pronouncements under Mexican GAAP, this transaction was recorded as debt in our balance sheet, and dividends paid on the capital securities during 2004, which amounted to approximately U.S.$5.6 million (Ps64 million), were recorded as part of financial expenses in our income statement.
(10) In December 1999, we entered into forward contracts with a number of banks covering 21,000,000 ADSs. In December 2002, we agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts with the same banks on similar terms to the original forward transactions. Under the new forward contracts the banks retained the ADSs underlying the original forward contracts, which had increased to 25,457,378 ADSs as a result of stock dividends through June 2003. As a result of this net settlement, we recognized in December 2002 a decrease of approximately U.S.$98.3 million (Ps1,050 million) in our stockholders' equity, arising from changes in the valuation of the ADSs. In October 2003, in connection with an offering of all the ADSs underlying those forward contracts, we agreed with the banks to settle those forward contracts for cash. As a result of the final settlement in October 2003, we recognized an increase of approximately U.S.$18.1 million (Ps193 million) in our stockholders' equity, arising from changes in the valuation of the ADSs from December 2002 through October 2003. During the life of these forward contracts, the underlying ADSs were considered to have been owned by the banks and the forward contracts were treated as equity transactions, and, therefore, changes in the fair value of the ADSs were not recorded until settlement of the forward contracts.
(11) Book value per share is calculated by dividing stockholders' equity (excluding minority interest) by the number of shares outstanding.
(12) EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income, which we consider to be the most comparable measure as determined under Mexican GAAP. We are not required to prepare a statement of cash flows under Mexican GAAP and therefore do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.

                                                               For the year ended December 31,
                                            -----------------------------------------------------------------------
                                               2001        2002        2003        2004        2005         2005
                                            ----------  ----------  ----------  ----------  ----------  -----------
                                             (in millions of constant Pesos as of December 31, 2005 and Dollars)
    Reconciliation of EBITDA to
      operating income EBITDA..........     Ps 25,418   Ps 22,401    Ps 24,141   Ps 27,117   Ps 37,778   U.S.$3,557
    Less:
         Depreciation and
         amortization expense                   6,788       7,089        7,476       7,334      11,369        1,070
    Operating income...................        18,630      15,312       16,665      19,783      26,409        2,487
                                            ==========  ==========  ==========  ==========  ==========  ===========

(13) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions.
(14) We have restated the information at and for the years ended December 31, 2001, 2002, 2003, and 2004 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico, as required by Regulation S-X under the Exchange Act, instead of using the weighted average restatement factors used by us according to Mexican GAAP and applied to the information presented under Mexican GAAP of prior years. See note 25 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to CEMEX.
(15) For financial reporting under U.S. GAAP, until December 31, 2002, elements that did not meet either the definition of equity, or the definition of debt, were presented under a third group, commonly referred to as "mezzanine items." As of December 31, 2002, these elements, as they related to us, included our preferred equity and our putable capital securities described in note 9 above and our obligation under the forward contracts described in note 10 above. As of December 31, 2003, as a result of the adoption of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," these elements were presented as a separate line item within liabilities. For a more detailed description of these elements, as they related to us, see notes 15(E), 15(F) and 25(m) to our consolidated financial statements included elsewhere in this annual report.

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

Business Overview

         We are a stock corporation with variable capital, or sociedad anonima de capital variable, organized under the laws of the United Mexican States, or Mexico, with our principal executive offices in Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre, Garza Garcia, Nuevo Leon, Mexico 66265. Our main phone number is (011-5281) 8888-8888. CEMEX's agent for service, exclusively for actions brought by the Securities and Exchange Commission pursuant to the requirements of the United States Federal securities laws, is CEMEX, Inc., located at 840 Gessner Road, Suite 1400, Houston, Texas 77024.

         CEMEX was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual shareholders' meeting, this period was extended to the year 2100. CEMEX's full legal and commercial name is CEMEX, Sociedad Anonima de Capital Variable. At our 2005 annual shareholders' meeting held on April 27, 2006, our shareholders authorized the change of CEMEX's legal and commercial name to CEMEX, Sociedad Anonima Bursatil de Capital Variable, or CEMEX, S.A.B. de C.V., effective as of July 3, 2006. The change in our corporate name, which means that we will now be called a Publicly Held Company (Sociedad Anonima Bursatil), was made to comply with the requirements of the new Mexican Securities Law enacted on December 28, 2005, which will become effective on June 28, 2006.

         CEMEX is the third largest cement company in the world, based on installed capacity as of December 31, 2005 of approximately 98.2 million tons, including approximately 17 million tons of installed capacity we acquired in our acquisition of RMC in March 2005. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 70 million cubic meters, and one of the largest aggregates company in the world with annual sales volumes of approximately 160 million tons, in each case based on our annual sales volumes in 2005, including the sales volumes of the operations we acquired from RMC since March 1, 2005. We are also one of the world's largest traders of cement and clinker, having traded approximately 16 million tons of cement and clinker in 2005, including the trading operations we acquired from RMC since March 1, 2005. We are a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. On June 2, 2006, we had an equity market capitalization of approximately Ps241 billion (U.S.$21 billion).

         We are a global cement manufacturer with operations in North America, Europe, South America, Central America, the Caribbean, Africa, the Middle East and Asia. As of December 31, 2005, we had worldwide assets of approximately Ps284 billion (U.S.$27 billion).

         As of December 31, 2005, our main cement production facilities were located in Mexico, the United States, Spain, the United Kingdom, Germany, Poland, Croatia, Latvia, Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Egypt, the Philippines and Thailand. As of December 31, 2005, our assets, cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. The table below also includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

                                               As of December 31, 2005
                                     ------------------------------------------
                                                                   Installed
                                        Assets        Number of    Capacity
                                     (in billions of   Cement     (millions of
                                     constant Pesos)   Plants    tons per annum)
                                     ---------------  ---------  --------------
North America
      Mexico........................    Ps 72            15            27.2
      United States.................       72            12            13.3
Europe
      Spain.........................       28             8            11.0
      United Kingdom................       49             3             2.7
      Rest of Europe................       48             9            13.0
South America, Central
   America and the Caribbean........       33            13            15.4
Africa and the Middle East..........        9             1             4.9
Asia................................       12             4            10.7
Cement and Clinker Trading
   Assets and Other Operations......       89            --              --

         In the above table, "Rest of Europe" includes our subsidiaries in Germany, France, Ireland, Austria, Poland, Croatia, the Czech Republic, Denmark, Hungary, Latvia and other assets in the European region, and, for purposes of the columns labeled "Assets" and "Installed Capacity," includes our 34% interest, as of December 31, 2005, in a Lithuanian cement producer that operated one cement plant with an installed capacity of 2.7 million tons as of December 31, 2005. In the above table, "South America, Central America and the Caribbean" includes our subsidiaries in Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Argentina and other assets in the Caribbean region. In the above table, "Africa and the Middle East" includes our subsidiaries in Egypt, the United Arab Emirates and Israel. In the above table, "Asia" includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region, and, for purposes of the columns labeled "Assets" and "Installed Capacity," includes our 25.5% interest, as of December 31, 2005, in Gresik, an Indonesian cement producer. As of December 31, 2005, in addition to the four cement plants owned by our Asian subsidiaries, Gresik operated four cement plants with an installed capacity of
17.3 million tons. In the above table, "Cement and Clinker Trading Assets and Other Operations" includes intercompany accounts receivable of CEMEX (the parent company only) in the amount of approximately Ps21 billion as of December 31, 2005, which are eliminated in consolidation.

         During the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following have been our most significant acquisitions over the last five years:

         o On September 27, 2004, in connection with a public offer to purchase RMC's outstanding shares, CEMEX UK Limited, our indirect wholly-owned subsidiary, acquired 50 million shares of RMC for approximately (pound)432 million (U.S.$786 million, based on a Pound/Dollar exchange rate of (pound)0.5496 to U.S.$1.00 on September 27, 2004), which represented approximately 18.8% of RMC's outstanding shares. On March 1, 2005, following board and shareholder approval and clearance from applicable regulators, CEMEX UK Limited purchased the remaining 81.2% of RMC's outstanding shares and completed our acquisition of RMC. The transaction value of this acquisition, including our assumption of approximately U.S.$2.2 billion of RMC's debt, was approximately U.S.$6.5 billion.

         o In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$100 million. Located in Dixon, Illinois, the single cement plant has an annual production capacity of 560,000 tons. This cement plant was sold on March 31, 2005 as part of the U.S. asset sale described below.

         o In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc. The aggregate value of the transaction was approximately U.S.$281.0 million, including approximately U.S.$100.8 million of assumed net debt. In July, 2005, Puerto Rican Cement Company, Inc., changed its legal name to CEMEX de Puerto Rico, Inc.

         o In July 2002, we increased our equity interest in CEMEX Asia Holdings, Ltd., or CAH, a subsidiary originally created to co-invest with institutional investors in Asian cement operations, from 77.4% to 77.7%. At the same time, we entered into agreements with other CAH investors to purchase their CAH shares in exchange for CPOs through quarterly share exchanges in 2003 and 2004. For accounting purposes, these exchanges were considered effective as of July 2002. With these exchanges, we further increased our equity interest in CAH to 92.3%. In August 2004, we acquired an additional 6.83% interest in CAH for approximately U.S.$70 million, and in December 2005, we acquired the remaining 0.9% interest in CAH for approximately U.S.$8 million, thereby increasing our total equity interest in CAH to 100%.

         o In July 2002, we purchased, through a wholly-owned indirect subsidiary, the remaining 30% economic interest that was not previously acquired by CAH in the Philippine cement company Solid Cement Corporation, or Solid, for approximately U.S.$95 million.

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

         On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participacoes S.A, a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The combined capacity of the two cement plants sold was approximately two million tons per year. On June 1, 2005, we sold a cement terminal adjacent to the Detroit river to the City of Detroit for a purchase price of approximately U.S.$24 million. The proceeds of these sales were used to reduce debt.

         On April 26, 2005, we divested our 11.9% interest in Cementos Bio Bio, S.A., a cement company in Chile, for approximately U.S.$65 million. The proceeds of this sale were used to reduce debt.

         As a condition to closing the RMC acquisition, we agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix and related assets in the Tucson, Arizona area. Following FTC approval, we sold RMC's operations in the Tucson area to California Portland Cement Company for a purchase price of approximately U.S.$16 million on August 29, 2005. The proceeds of this sale were used to reduce debt.

         On July 1, 2005, we and Ready Mix USA, Inc., a privately-owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and eleven cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. CEMEX Southeast, LLC is managed by us, and Ready Mix USA, LLC is managed by Ready Mix USA. In a separate transaction, on September 1, 2005, we sold 27 ready-mix plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million. The proceeds of this sale were used to reduce debt.

         On December 22, 2005, we terminated our 50/50 joint ventures with Lafarge Asland in Spain and Portugal which we acquired in the RMC acquisition. The Spanish joint venture operated 122 ready-mix concrete plants and 12 aggregates, and the Portuguese joint venture operated 31 ready-mix concrete plants and five aggregate quarries. In connection with the termination, we received 29 ready-mix concrete plants and six aggregates quarries in Spain, as well as approximately (euro)50 million in cash, and Lafarge Asland acquired a 100% interest in both joint ventures.

         On March 2, 2006, we sold 4K Beton A/S, our Danish subsidiary, which operated 18 ready-mix concrete plants in Denmark, to Unicon A/S, a subsidiary of Cementir Group, an Italian cement producer, for approximately (euro)22 million. As part of the transaction, we purchased from Unicon A/S two companies engaged in the ready-mix concrete and aggregates business in Poland for approximately (euro)12 million. These companies operate nine ready-mix concrete plants and one aggregates quarry in Poland. We received net cash proceeds of approximately (euro)6 million, after cash and debt adjustments, from this transaction.

Geographic Breakdown of Our 2005 Net Sales

         The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2005:

                           [PIE CHART GRAPHIC OMITTED]

       Mexico                                                   19.0%
       United States                                            25.0%
       Spain                                                     9.0%
       United Kingdom                                            9.0%
       Rest of Europe                                           16.0%
       South America, Central America and the Caribbean          9.0%
       Africa and the Middle East                                3.0%
       Asia                                                      2.0%
       Others                                                    8.0%

         For a description of a breakdown of total revenues by geographic markets for each of the years ended December 31, 2003, 2004 and 2005, please see Item 5 -- "Operating and Financial Review and Prospects."

Geographic Breakdown of Pro Forma 2005 Net Sales

         The pro forma net sales data for the year ended December 31, 2005 set forth below include RMC's net sales data for the two- month period ended February 28, 2005, which are unaudited and have been obtained from RMC's accounting records.

         The following chart indicates the geographic breakdown of our net sales on a pro forma basis giving effect to the RMC acquisition as though it had been completed on January 1, 2005 and before eliminations resulting from consolidation, for the year ended December 31, 2005:

                           [PIE CHART GRAPHIC OMITTED]

       Mexico                                                   18.0%
       United States                                            25.0%
       Spain                                                     9.0%
       United Kingdom                                           10.0%
       Rest of Europe                                           17.0%
       South America, Central America and the Caribbean          8.0%
       Africa and the Middle East                                3.0%
       Asia                                                      2.0%
       Others                                                    8.0%

Our Production Processes

         Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Mortar is the mixture of cement with finely ground limestone, and ready-mix concrete is the mixture of cement with sand, gravel or other aggregates and water.

         Aggregates are naturally occurring sand and gravel or crushed stone such as granite, limestone and sandstone. Aggregates are used to produce ready-mix concrete, roadstone, concrete products, lime, cement and mortar for the construction industry, and are obtained from land based sources such as sand and gravel pits and rock quarries or by dredging marine deposits.

Cement Production Process

         We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement.

         There are two primary processes used to manufacture cement, the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2005, 54 of our 65 operative production plants used the dry process, nine used the wet process and two used both processes. Our production plants that use the wet process are located in Venezuela, Colombia, Nicaragua, the Philippines, the United Kingdom, Germany and Latvia. In the wet process, the raw materials are mixed with water to form slurry which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

         Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

Ready-Mix Concrete Production Process

         Ready-mix concrete is a combination of cement, fine and coarse aggregates, and admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time). The concrete hardens due to the chemical reaction of hydration when water is added to the mix, filling voids in the mixture and turning it into a solid mass.

User Base

         Cement is the primary building material in the industrial and residential construction sectors of most of the markets in which we operate. The lack of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in roadbuilding activity, asphalt producers and concrete product producers.

Our Business Strategy

         We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on and vertically integrate our core business of cement, ready-mix concrete and aggregates

         We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses. We believe that managing our cement, ready-mix and aggregates operations as an integrated business can make them more efficient and more profitable than if they were run separately. We believe that this strategic focus has enabled us to grow our existing businesses and to expand our operations internationally.

Geographically diversify our operations and allocate capital effectively by expanding into selected new markets

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

         We believe that it is important to diversify selectively into markets that have long-term growth potential, particularly in emerging market countries, where the shortage of roads and other infrastructure and a low per capita use of cement and other building materials is most likely to result in significant increases in demand for our products.

         By selectively participating in these markets, and by purchasing operations that benefit from our management and turnaround expertise and assets that further integrate into our existing portfolio, in most cases, we have been able to increase our cash flow and return on capital employed.

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

         In order to minimize our capital commitments and maximize our return on capital, we will continue to analyze potential capital raising sources available in connection with acquisitions, including sources of local financing and possible joint ventures. We normally consider opportunities for, and routinely engage in preliminary discussions concerning acquisitions.

Implement platforms to achieve optimal operating standards and quickly integrate acquisitions

         By continuing to produce cement at a low cost, we believe that we will continue to generate cash flows sufficient to support our present and future growth. We strive to reduce our overall cement production related costs and corporate overhead through strict cost management policies and through improving efficiencies. We have implemented several worldwide standard platforms as part of this process. These platforms were designed to develop efficiencies and better practices, and we believe they will further reduce our costs, streamline our processes and extract synergies from our global operations. In addition, we have implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which are expected to assist us in lowering costs.

         With each international acquisition, we have refined the implementation of both the technological and managerial processes required to rapidly integrate acquisitions into our existing corporate structure. The implementation of the platforms described above has allowed us to integrate our acquisitions more rapidly and efficiently.

         In the case of the RMC acquisition, we expect to achieve significant cost savings in the acquired operations by optimizing the production and distribution of ready-mix concrete and aggregates, reducing costs in the cement manufacturing facilities, partly by implementing CEMEX operating standards at such facilities, reducing raw materials and energy costs by centralizing procurement processes and reducing other operational costs by centralizing technological and managerial processes. We have achieved a portion of these cost savings in 2005, and we expect to gradually achieve the remainder of these cost savings between 2006 and 2007.

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

         We believe our Construrama branding and our other marketing strategies in Mexico have strengthened our distribution network, fostered greater loyalty among distributors and further fortified our commercial network. With Construrama, we have enhanced the operating and service standards of our distributors, providing them with training, a standard image and national publicity. We have recently begun utilizing our Construrama strategy in our Venezuelan operations and may introduce this branding strategy in other markets, depending on the market conditions and brand competition. Another strategy we have implemented in Mexico, which we call "Multiproductos," helps our distributors offer a wider array of construction materials and reinforces the subjective value of our products in their customers.

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

         We provide our management with ongoing training throughout their careers. In addition, through our stock-based compensation program, our senior management has a stake in our financial success.

         The implementation of our business strategy demands effective dynamics within our organization. Our corporate infrastructure is based on internal collaboration and global management platforms. We will continue to strengthen and develop this infrastructure to effectively support our strategy.

Our Corporate Structure

         We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2005. The chart also shows, for each company, our approximate direct or indirect percentage equity or economic ownership interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include our intermediary holding companies and our operating company subsidiaries.

                               [GRAPHIC OMITTED]

North America

         For the year ended December 31, 2005, our business in North America, which includes our operations in Mexico and the United States, represented approximately 44% of our net sales. As of December 31, 2005, our business in North America represented approximately 41% of our total installed capacity and approximately 36% of our total assets.

Our Mexican Operations

Overview

         Our Mexican operations represented approximately 19% of our net sales for the year ended December 31, 2005.

         As of December 31, 2005, we owned 100% of the outstanding capital stock of CEMEX Mexico. CEMEX Mexico is a direct subsidiary of CEMEX and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX Mexico, indirectly, is also the holding company for our international operations.

         As of December 31, 2005, CEMEX Mexico owned 100% of the outstanding capital stock of Empresas Tolteca de Mexico. Empresas Tolteca de Mexico is a holding company for some of our operating companies in Mexico. CEMEX Mexico and Empresas Tolteca de Mexico, together with their subsidiaries, account for substantially all the revenues and operating income of our Mexican operations.

         In March 2006, we announced a plan to construct a new kiln at our Yaqui cement plant in Sonora, Mexico in order to increase our cement production capacity to support strong regional demand due to the continued growth of the housing market in the Northwest region. The current production capacity of the Yaqui cement plant is approximately 1.4 million tons per year. The construction of the new kiln, which is designed to increase our total production capacity in the Yaqui cement plant to approximately 3.2 million tons per year, is expected to be completed in 2007. We expect our total capital investment in the construction of this new kiln over the course of two years will be approximately U.S.$210 million, including U.S.$30 million during 2006. We expect that this investment will be fully funded with free cash flow generated during the two-year construction period.

         During the second quarter of 2002, the production operations at our oldest cement plant (Hidalgo) were suspended. However, as a result of an expected increase in regional demand, we resumed production operations at this plant during May 2006.

         In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2005, more than 700 independent concessionaries with close to 2,100 stores were integrated into the Construrama program in more than 750 towns and cities throughout Mexico.

The Mexican Cement Industry

         According to Instituto Nacional de Estadistica, Geografia e Informatica, total construction output in Mexico grew 3.3% in 2005 compared to 2004. The increase in total construction output in 2005 was primarily driven by the commercial and industrial housing and infrastructure segments, while the retail (self-construction) market grew marginally.

         Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2005 accounted for approximately 70% of Mexico's demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that as much as 45% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

         The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our major brands in Mexico, such as "Monterrey," "Tolteca" and "Anahuac." We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the "Construrama" brand name for construction material stores.

Competition

         In the early 1970s, the Mexican cement industry was regionally fragmented. However, over the last 30 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos Chihuahua, a Mexican operator in which we own a 49% interest; and Lafarge.

         Potential entrants into the Mexican cement market face various impediments to entry, including:

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

Our Mexican Operating Network

                              [MAP GRAPHIC OMITTED]

_____________________
(1) In 2002, production operations at the Hidalgo cement plant were suspended, but were resumed during May 2006.

         Currently, we operate 15 plants (including Hidalgo, which resumed operations during May 2006) and 79 distribution centers (including eight marine terminals) located throughout Mexico. We operate modern plants on Mexico's Atlantic and Pacific coasts, allowing us to take advantage of low-cost maritime transportation to the Asian, Caribbean, Central and South American and U.S. markets.

Products and Distribution Channels

         Cement. Our cement operations represented approximately 73% of our Mexican operations' net sales in 2005. Our domestic cement sales represented approximately 94% of our total Mexican cement sales in 2005. As a result of the retail nature of the Mexican market, our Mexican operations are not dependent on a limited number of large customers. In 2005, our Mexican operations sold approximately 60% of their cement sales volume through more than 6,000 distributors throughout the country, most of whom work on a regional basis. The five most important distributors in the aggregate accounted for approximately 4% of our Mexican operations' total sales by volume for 2005.

         Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of our Mexican operations' net sales in 2005. Our ready-mix concrete operations in Mexico purchase all of their cement requirements from our Mexican cement operations. Ready-mix concrete is sold through our own internal sales force, which is divided into national accounts that cater to large construction companies and local representatives that support medium- and small-sized construction companies.

         Exports. Our Mexican operations export a portion of their cement production. Exports of cement and clinker by our Mexican operations represented approximately 4% of our Mexican operations' net sales in 2005. In 2005, approximately 73% of our cement and clinker exports from Mexico were to the United States, 26% to Central America and the Caribbean and 1% to South America.

         Our Mexican operations' cement and clinker exports to the U.S. are marketed through wholly-owned subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm's-length basis.

         Since 1990, exports of cement and clinker to the U.S. from Mexico have been subject to U.S. anti-dumping duties. In March 2006, the Mexican and U.S. governments entered into an agreement to eliminate U.S. anti-dumping duties on Mexican cement imports following a three-year transition period beginning in 2006. During the transition period, Mexican cement imports into the U.S. will be subject to volume limitations of three million tons per year, which amount may be increased in response to market conditions during the second and third year of the transition period, subject to a maximum increase per year of 4.5%. Quota allocations to Mexican companies that import cement into the U.S. will be made on a regional basis. The transitional anti-dumping duty during the three-year transition period was lowered to U.S.$3.00 per ton, effective as of April 3, 2006, from the previous amount of approximately U.S.$26.00 per ton. For a more detailed description of the terms of the agreement between the Mexican and U.S. governments, please see "Regulatory Matters and Legal Proceedings -- Anti-Dumping."

Production Costs

         Our Mexican operations' cement plants primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts, one in 2002 and the other in 2003, with Petroleos Mexicanos, or PEMEX, pursuant to which PEMEX agreed to supply us with a total of 1,750,000 tons of petcoke per year. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our Mexican operations have begun to use alternate fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternate fuels represented approximately 2.5% of the total fuel consumption for our Mexican operations in 2005, and we expect to increase this percentage to approximately 3.5% to 4% during 2006.

         In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. for the financing, construction and operation of "Termoelectrica del Golfo," a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations on May 1, 2004. As of December 31, 2005, after 20 months of operation, the power plant has supplied electricity to 10 of our cement plants in Mexico covering approximately 73% of their needs for electricity and has represented a decrease of approximately 28% in our cost of electricity at these plants.

         We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See Item 5 - "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

Description of Properties, Plants and Equipment

         As of December 31, 2005, we had 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 27.2 million tons per year. As described above, production operations at our Hidalgo cement plant have been suspended since 2002, but were resumed during May 2006. Our Mexican operations' most significant gray cement plants are the Huichapan, Tepeaca and Barrientos plants, which serve the central region of Mexico, the Monterrey, Valles and Torreon plants, which serve the northern region of Mexico, and the Guadalajara and Yaqui plants, which serve the Pacific region of Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that these limestone and clay reserves have an average remaining life of more than 60 years, assuming 2005 production levels. As of December 31, 2005, all our production plants in Mexico utilized the dry process.

         As of December 31, 2005, we had a network of 71 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities and eight marine terminals. In addition, we had more than 250 ready-mix concrete plants throughout 79 cities in Mexico and more than 1,950 ready-mix concrete delivery trucks.

Capital Investments

         We made capital expenditures of approximately U.S.$109 million in 2003, U.S.$90 million in 2004, and U.S.$102 million in 2005 in our Mexican operations. We currently expect to make capital expenditures of approximately U.S.$222 million in our Mexican operations during 2006, including those related to the expansion of the Yaqui cement plant described above.

Our U.S. Operations

Overview

         Our U.S. operations represented approximately 25% of our net sales for the year ended December 31, 2005.

         As of December 31, 2005, we held 100% of CEMEX, Inc., our operating subsidiary in the United States.

         As of December 31, 2005, our U.S. operations included the operations we acquired from RMC in March 2005. As of December 31, 2005, we had a cement manufacturing capacity of approximately 13.3 million tons per year in our U.S. operations, including nearly 0.7 million tons in proportional interests through minority holdings. As of December 31, 2005, we operated a geographically diverse base of 12 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also had 49 rail or water served active cement distribution terminals in the United States. As of December 31, 2005, we had 235 ready-mix plants located in the Carolinas, Florida, Georgia, Texas, New Mexico, Nevada, Arizona and California and aggregates facilities in the Carolinas, Arizona, California, Florida, Georgia, New Mexico, Nevada and Texas, not including the assets we contributed to Ready Mix USA, LLC, as described below. We believe that by combining the acquired assets of RMC with our installed cement capacity in the United States, we are currently the largest cement and ready-mix supplier in the United States, based on volumes sold in 2005, and an important supplier of aggregates.

         In addition, with the acquisition of Mineral Resource Technologies, Inc. in August 2003, we believe that we achieved a competitive position in the growing fly ash market. Fly ash is a mineral residue resulting from the combustion of powdered coal in electric generating plants. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the four largest fly ash companies in the United States, providing fly ash to customers in 25 states. We also own regional pipe and precast businesses, along with concrete block and paver plants in the Carolinas and Florida, which we acquired from RMC.

         On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participacoes S.A., or Votorantim, a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The distribution terminals sold to Votorantim are located in Green Bay, Manitowoc and Milwaukee, Wisconsin; Chicago, Illinois; Ferrysburg, Michigan; Cleveland and Toledo, Ohio; and Owen Sound, Ontario, Canada. The combined capacity of the two cement plants sold to Votorantim was approximately two million tons per year.

         On June 1, 2005, we sold a cement terminal adjacent to the Detroit river to the City of Detroit for a purchase price of approximately U.S.$24 million.

         On July 1, 2005, we and Ready Mix USA, Inc., or Ready Mix USA, a privately-owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and eleven cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. CEMEX Southeast, LLC is managed by us, and Ready Mix USA, LLC is managed by Ready Mix USA.

         After the third anniversary of the formation of these companies, Ready Mix USA will have the option, but not the obligation, to require us to purchase Ready Mix USA's interest in the two companies at a purchase price equal to the greater of the book value of the companies' assets or a formula based on the companies' earnings. This option will expire on the twenty fifth anniversary of the formation of these companies.

         In a separate transaction, on September 1, 2005, we sold 27 ready-mix plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million.

         As a condition to closing the RMC acquisition, we agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix and related assets in the Tucson, Arizona area. Following FTC approval, we sold RMC's operations in the Tucson area to California Portland Cement Company for a purchase price of approximately U.S.$16 million on August 29, 2005. We do not believe the divestiture of these assets will have a material effect on our U.S. operations.

         In February 2006, we announced a plan to construct a second kiln at our Balcones cement plant in New Braunfels, Texas in order to increase our cement production capacity to support strong demand amidst a shortfall in regional supplies of cement. The current production capacity of the Balcones cement plant is approximately 1.1 million tons per year. The construction of the new kiln, which is designed to increase our total production capacity in the Balcones cement plant to approximately 2.2 million tons per year, is expected to be completed in 2008. We expect our total capital investment in the construction of this new kiln over the course of three years will be approximately U.S.$220 million, including U.S.$57 million during 2006. We expect that this investment will be fully funded with free cash flow generated during the three-year construction period.

The Cement Industry in the United States

         According to the U.S. Census Bureau, total construction spending in the U.S. grew 8.9% in 2005 compared to 2004. The increase in total construction spending in 2005 was primarily driven by strong demand from the residential sector, increased demand from the public sector and a recovery in industrial and commercial construction.

         Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors, namely, the residential sector, the industrial and commercial sector and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges.

         Since the early 1990s, cement demand has become less vulnerable to recessionary pressures than in previous cycles, due to the growing importance of the generally counter-cyclical public sector. In 2005, according to our estimates, public sector spending accounted for approximately 50% of the total cement consumption in the U.S. Strong cement demand over the past decade has driven industry capacity utilization up to maximum levels. According to the Portland Cement Association, domestic capacity utilization has been close to 90% in the last three years.

Competition

         As a result of the lack of product differentiation and the commodity nature of cement, the cement industry in the U.S. is highly competitive. We compete with national and regional cement producers in the U.S. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

         The independent U.S. ready-mix concrete industry is highly fragmented, and few producers other than vertically integrated producers have annual sales in excess of U.S.$6 million or have a fleet of more than 20 mixers. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the U.S., many cement companies choose to be vertically integrated.

         Aggregates are widely used throughout the U.S. for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed.

According to the 2005 U.S. Geological Survey, approximately 4,000 companies operated approximately 6,500 quarries and pits.

Our United States Cement Operating Network

                              [MAP GRAPHIC OMITTED]

                The map above reflects our cement plants and cement terminals as of December 31, 2005.

Products and Distribution Channels

         Cement. Our cement operations represented approximately 43% of our U.S. operations' net sales in 2005. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

         Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 46% of our U.S. operations' net sales in 2005. Our ready-mix concrete operations in the U.S. purchase most of their cement requirements from our U.S. cement operations and approximately 40% of their aggregates requirements from our U.S. aggregates operations. In addition, Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest, purchases most of its cement requirements from our U.S. cement operations. Our ready-mix products are mainly sold to residential, commercial and public contractors and to building companies.

         Aggregates. Our aggregates operations represented approximately 11% of our U.S. operations' net sales in 2005. At 2005 production levels, it is anticipated that over 71% of our construction aggregates reserves in the U.S. will last for 10 years or more. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries. Ready Mix USA, LLC purchases most of its aggregates requirements from third parties.

Production Costs

         The largest cost components of our plants are electricity and fuel, which accounted for approximately 39% of our U.S. operations' total production costs in 2005. We are currently implementing an alternative fuels program to gradually replace coal with more economic fuels such as petcoke and tires, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2005, the use of alternative fuels offset the effect on our fuel costs of a significant increase in coal prices. Power costs in 2005 represented approximately 18% of our U.S. operations' cash manufacturing cost, which represents production cost before depreciation. We have improved the efficiency of our U.S. operations' electricity usage, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment

         As of December 31, 2005, we operated 12 cement manufacturing plants in the U.S., with a total installed capacity of 13.3 million tons per year, including nearly 0.7 million tons in proportional interests through minority holdings. As of that date, we operated a distribution network of 49 cement terminals, eight of which are deep-water terminals. All our cement production facilities in 2005 were wholly-owned except for the Balcones, Texas plant, which was leased as of December 31, 2005, the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest, and the Demopolis, Alabama and Clinchfield, Georgia plants, which are owned by CEMEX Southeast, LLC, an entity in which we own a 50.01% interest and Ready Mix USA owns a 49.99% interest. On March 20, 2006, we agreed to terminate the lease on the Balcones cement plant prior to expiration and purchased the Balcones cement plant for approximately U.S.$61 million.

         As of December 31, 2005, we had 235 ready-mix concrete plants and 47 aggregates quarries in the U.S., all of which are wholly-owned. As of December 31, 2005, we also have interests in 173 ready-mix concrete plants and 10 aggregates quarries in the Florida panhandle and southern Georgia, which are owned by Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest.

         As of December 31, 2005, we distributed fly ash through 20 terminals and 16 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 63 concrete block, paver, pipe and precast facilities, and had interests in 7 concrete block, paver, pipe and precast facilities, which are owned by Ready Mix USA, LLC.

Capital Investments

         We made capital expenditures of approximately U.S.$97 million in 2003, U.S.$111 million in 2004, and U.S.$160 million in 2005 in our U.S. operations. We currently expect to make capital expenditures of approximately U.S.$306 million in our U.S. operations during 2006, including those related to the expansion of the Balcones cement plant described above. We do not expect to be required to contribute any funds in respect of the assets of the companies jointly-owned with Ready Mix USA as capital expenditures during 2006.

Europe

         For the year ended December 31, 2005, our business in Europe, which includes our operations in Spain, the United Kingdom and our Rest of Europe segment, as described below, represented approximately 34% of our net sales. As of December 31, 2005, our business in Europe represented approximately 27% of our total installed capacity and approximately 31% of our total assets.

Our Spanish Operations

Overview

         Our Spanish operations represented approximately 9% of our net sales for the year ended December 31, 2005.

         As of December 31, 2005, we held 99.7% of CEMEX Espana, S.A., or CEMEX Espana, our operating subsidiary in Spain. Our cement activities in Spain are conducted by CEMEX Espana itself and Cementos Especiales de las Islas, S.A., or CEISA, a joint venture 50% owned by CEMEX Espana and 50% owned by a local cement producer in the Canary Islands. Our ready-mix concrete activities in Spain are conducted by Hormicemex, S.A., a subsidiary of CEMEX Espana, and our aggregates activities in Spain are conducted by Aricemex S.A., a subsidiary of CEMEX Espana. CEMEX Espana is also a holding company for most of our international operations.

         In connection with the RMC acquisition, we acquired RMC's Spanish operations, which consisted of ready-mix concrete and aggregates operations in Spain through Readymix Asland S.A., a joint-venture in which RMC owned 50% and Lafarge-Asland, a Spanish cement producer, owned 50%. This joint venture operated a network of 122 ready-mix concrete plants and 12 operating aggregates quarries, which are predominantly located around Madrid, Barcelona, Valencia and Alicante. On December 22, 2005, we and Lafarge Asland terminated this joint venture and another 50/50 joint venture with Lafarge-Asland in Portugal, which we acquired in the RMC acquisition and which operated 31 ready-mix concrete plants and five aggregate quarries. Under the terms of the termination agreement, Lafarge Asland received a 100% interest in both joint ventures and we received approximately (euro)50 million in cash, as well as 29 ready-mix concrete plants and six aggregates quarries in Spain (some of these assets were acquired through the acquisition of 100% of Hormigones Ciudad Real, S.A.).

         In March 2006, we announced a plan to invest approximately (euro)47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena, Spain. The new facilities, which are designed to have a production capacity of nearly one million tons of cement and 200,000 tons of dry mortar per year, are expected to be completed in 2008. We expect that this investment will be fully funded with free cash flow generated during the construction period.

The Spanish Cement Industry

         According to the Asociacion de Fabricantes de Cemento de Espana, or OFICEMEN, the Spanish cement trade organization, in 2005, the construction sector of the Spanish economy grew 6.0%, primarily as a result of the growth of construction in the residential sector of the Spanish economy. According to OFICEMEN, cement consumption in Spain increased 4.8% in 2003, 3.8% in 2004, and 5.1% in 2005.

         During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. Cement imports decreased 19.7% in 2003, 14.6% in 2004, and 1.4% in 2005. Clinker imports have been significant, with increases of 26.4% in 2003, 6.3% in 2004 and 18.3% in 2005. In any case, imports primarily had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

         In the past, Spain has traditionally been one of the leading exporters of cement in the world exporting up to 6 million tons per year. Nevertheless, exports of producers in Spain have been reduced in recent years to 1.4 million tons in 2005 to meet strong domestic demand. Our Spanish operations' cement and clinker export volumes decreased 21% in 2003, 23% in 2004, and 40% in 2005.

   Competition

         According to OFICEMEN, as of December 31, 2005, approximately 60% of installed capacity for production of cement in Spain was owned by five multinational groups, including CEMEX.

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

Our Spanish Operating Network

                              [MAP GRAPHIC OMITTED]

Products and Distribution Channels

         Cement. Our cement operations represented approximately 62% of our Spanish operations' net sales in 2005. CEMEX Espana offers various types of cement, targeting specific products to specific markets and users. In 2005, approximately 15% of CEMEX Espana's domestic sales volumes consisted of bagged cement through distributors, and the remainder of CEMEX Espana's domestic sales volumes consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX Espana's own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

         Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 32% of our Spanish operations' net sales in 2005. Our ready-mix concrete operations in Spain in 2005 purchased almost all of their cement requirements from our Spanish cement operations and approximately 49% of their aggregates requirements from our Spanish aggregates operations. In addition, in 2005, we were a significant supplier of cement to the joint venture with Lafarge Asland that we terminated in December 2005. Ready-mix concrete sales for public works represented 87% of our total ready-mix concrete sales and sales for residential and non-residential buildings represented 13% of our total ready-mix concrete sales in 2005.

         Aggregates. Our aggregates operations represented approximately 6% of our Spanish operations' net sales in 2005.

         Exports. Our Spanish operations export a portion of their cement production. Exports of cement by our Spanish operations represented approximately 1% of our Spanish operations' net sales in 2005. In general, despite increases in domestic demand in recent years, we have been able to export excess capacity through collaboration between CEMEX Espana and our trading network. Export prices, however, are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2005, 86% consisted of white cement and 14% consisted of gray cement. In 2005, 52% of our exports from Spain were to the United States, 29% to Africa and 19% to Europe.

Production Costs

         We have improved the profitability of our Spanish operations by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. Additionally, the increased capacity in 2002 of the San Vicente plant (approximately 400,000 tons) has allowed us to reduce the clinker transportation costs between plants and the need for imported clinker. In 2005, we burned meal flour, organic waste and tires as fuel, achieving in 2005 a 4.1% substitution rate for petcoke. During 2006, we expect to increase the quantity of those alternative fuels and initiate the burning of plastics.

Description of Properties, Plants and Equipment

         As of December 31, 2005, our Spanish operations operated eight cement plants located in Spain, with an installed cement capacity of 11.0 million tons, including 1.4 tons of white cement. As of that date, we also owned three cement mills, one of which is held through CEISA, 28 distribution centers, including 10 land and 18 marine terminals, and 12 mortar plants, one of which is held through CEISA.

         As of December 31, 2005, we owned 111 ready-mix concrete plants and 21 aggregate quarries, including the 29 ready-mix concrete plants and six aggregates quarries we received in the termination of the joint venture we acquired from RMC, as described above.

         As of December 31, 2005, we owned nine limestone quarries located in close proximity to our cement plants, which have useful lives ranging from 10 to 30 years, assuming 2005 production levels. Additionally, we have rights to expand those reserves to 50 years of limestone reserves, assuming 2005 production levels.

Capital Investments

         We made capital expenditures of approximately U.S.$54 million in 2003, U.S.$55 million in 2004, and U.S.$66 million in 2005 in our Spanish operations. We currently expect to make capital expenditures of approximately U.S.$149 million in our Spanish operations during 2006, including those related to the construction of the new cement mill and dry mortar production plant in the Port of Cartagena described above.

Our U.K. Operations

Overview

         Our U.K. operations represented approximately 9% of our net sales for the year ended December 31, 2005.

         As of December 31, 2005, we held 100% of CEMEX Investments Limited (formerly RMC Group Limited), our operating subsidiary in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and pre-cast materials solutions such as concrete blocks, concrete block paving, roof tiles, flooring systems and sleepers for rail infrastructure.

The U.K. Cement Industry

         According to Euroconstruct, a leading network for construction, finance and business forecasting in Europe with member institutes in 19 European countries, total construction output in the United Kingdom declined 1% in 2005. The decrease was primarily the result of reductions in public spending in the infrastructure and public housing, sectors. The increase of construction output in the industrial, commercial and private housing sectors were not sufficient to offset the reduction in public spending. According to Cembureau, the representative organization of the cement industry in Europe, cement consumption in the United Kingdom for 2005 remained flat at 12.2 million tons.

Competition

         Our primary competitors in the United Kingdom are Lafarge, Heidelberg, Hanson, Tarmac and Aggregate Industries (a subsidiary of Holcim), each with varying regional and product strengths. The high-volume southeastern market is well-served by our raw-material sources and manufacturing plants.

Our U.K. Operating Network

                              [MAP GRAPHIC OMITTED]

Products and Distribution Channels

         Cement. Our cement operations represented approximately 11% of our U.K. operations' net sales in 2005. About 90% of our sales were bulk cement while the additional 10% were in bags. We imported 0.3 million tons of cement, a reduction of 44% compared to 2004 imports. That was due to an increase in local production in our three cement plants, which performed at historically high efficiency levels. Our bulk cement is mainly sold to our ready-mix concrete customers, our concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders merchants and to "do-it-yourself" superstores.

         Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 39% of our U.K. operations' net sales in 2005. Our ready-mix concrete operations in the U.K. in 2005 purchased approximately 50% of their cement requirements from our U.K. cement operations and approximately 60% of their aggregates requirements from our U.K. aggregates operations. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors.

         Aggregates. Our aggregates operations represented approximately 12% of our U.K. operations' net sales in 2005. In 2005, approximately 40% of our U.K. aggregates were consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and pre-cast operations. We also sell aggregates to main contractors to build roads and other infrastructure projects.

         Exports. During 2005, our U.K. operations exported approximately 2.6 million tons of aggregates from our marine aggregates operations. These exports represented approximately 1% of our U.K. operations' net sales in 2005. The main markets for our aggregates exports are France, Belgium and the Netherlands. Our marine aggregates operations operate seven dredger vessels which extract aggregates from our marine reserves along the U.K. coast.

Production Costs

         Cement production costs in our U.K. operations during 2005 improved dramatically as a result of key initiatives implemented during the integration process of the operations to CEMEX standards. We increased the efficiency of the kilns in our three cement plants in the U.K., reaching 87% capacity utilization. Two of the three cement plants operated beyond 90% capacity utilization. In addition, we reduced maintenance costs by 46% and reduced fuel consumption by 9%. We also increased the usage of alternative fuels and introduced pet-coke in two of the three cement plants.

         During 2005, we also increased the productivity of our U.K. ready-mix concrete and aggregates operations by closing under-performing operations, and we increased the utilization of our ready-mix concrete trucks, reducing the need to hire costly third party trucks. In addition, we reduced our maintenance costs in our ready-mix concrete and aggregates operations by 14% as a result of the implementation of preventive maintenance practices across our operations.

Description of Properties, Plants and Equipment

         As of December 31, 2005, we operated three cement plants in the United Kingdom, with an installed cement capacity of 2.7 million tons per year. As of that date, we also owned a grinding mill, one land terminal and six marine import terminals and operated 288 ready-mix concrete plants and 103 aggregate quarries in the United Kingdom. In addition, we have operating units dedicated to the asphalt, concrete blocks, concrete block paving, roof tiles, sleepers, flooring and other pre-cast businesses in the United Kingdom.

Capital Investments

         We made capital expenditures of approximately U.S.$54 million in 2005 in our U.K. operations. We currently expect to make capital expenditures of approximately U.S.$107 million in our U.K. operations during 2006.

Our Rest of Europe Operations

         Our operations in the Rest of Europe, which, as of December 31, 2005, consisted of our operations in Germany, France, Ireland, Austria, Poland, Croatia, the Czech Republic, Denmark, Hungary and Latvia, as well as our minority interest in Lithuania and our other European assets, represented approximately 16% of our net sales for the year ended December 31, 2005.

Our German Operations

      Overview

         As of December 31, 2005, we held 100% of CEMEX Deutschland AG, our operating subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete, aggregates and concrete products operations (consisting mainly of prefabricated concrete ceilings and walls). We maintain a nationwide network for ready-mix concrete and aggregates in Germany.

      The German Cement Industry

         According to Euroconstruct, total construction in Germany declined 4.8% in 2005. The decrease was primarily the result of a decrease of 6.4% in the civil engineering sector, which includes infrastructure as well as commercial and industrial construction. According to the German Cement Association, total cement consumption in Germany declined to 26.9 million tons in 2005, a decrease of 7%.

      Competition

         Our primary competitors in the German cement market are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. The ready-mix concrete and aggregates markets in Germany are more fragmented, with more participation of local competitors.

      Our German Operating Network

                              [MAP GRAPHIC OMITTED]


      Description of Properties, Plants and Equipment

         As of December 31, 2005, we operated three cement plants in Germany, with an installed cement capacity of 6.0 million tons per year. As of that date, we also operated three cement grinding mills, 177 ready-mix concrete plants, 39 aggregate quarries and one land terminal in Germany.

      Capital Investments

         We made capital expenditures of approximately U.S.$20 million in 2005 in our German operations, and we currently expect to make capital expenditures of approximately U.S.$44 million in our German operations during 2006.

Our French Operations

      Overview

         As of December 31, 2005, we held 100% of RMC France SAS, our operating subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We transport a significant quantity of materials by waterway.

      The French Cement Industry

         According to Euroconstruct, total construction output in France grew by 3.2% in 2005. The increase was primarily driven by an increase of 9.5% in the residential construction sector. According to Cembureau, total cement consumption in France reached 22.5 million tons in 2005, an increase of 2.6%.

      Competition

         Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas and Eurovia. Many of our major competitors benefit from manufacturing their own supply of cement within France, while we must rely on third party cement producers.

      Description of Properties, Plants and Equipment

         As of December 31, 2005, we operated 233 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, and 41 aggregates quarries. As of that date, we also operated 15 aggregates quarries through joint ventures.

      Capital Investments

         We made capital expenditures of approximately U.S.$20 million in 2005 in our French operations, and we currently expect to make capital expenditures of approximately U.S.$40 million in our French operations during 2006.

Our Irish Operations

         As of December 31, 2005, we held 61.7% of Readymix Plc, our operating subsidiary in the Republic of Ireland. Our operations in Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, aggregates, mortar and concrete products. We are also involved in the production and distribution of pre-cast, pre-stressed and architectural pre-cast products for distribution throughout Ireland. As of December 31, 2005, we operated 42 ready-mix concrete plants and 23 aggregate quarries in Ireland. As of that date, we also operated three maritime terminals for cement importation for the Republic of Ireland, Northern Ireland and the Isle of Man. We have a joint venture with Lafarge for the importation and distribution of cement in the Isle of Man.

         According to Euroconstruct, total construction output in Ireland grew by 3.2% in 2005. The increase was primarily driven by an increase of 11% in the non-residential construction sector. According to our estimates, total cement consumption in the Republic of Ireland and Northern Ireland reached 5.1 million tons in 2005, an increase of 1%.

         Our main competitors in the ready-mix concrete and aggregates markets in Ireland are CRH and Kilsaran.

         We made capital expenditures of approximately U.S.$9 million in 2005 in our Irish operations, and we currently expect to make capital expenditures of approximately U.S.$20 million in our Irish operations during 2006.

Our Austrian Operations

         As of December 31, 2005, we held 100% of CEMEX Austria plc, our operating subsidiary in Austria. We are a leading participant in the concrete, aggregates and pre-cast concrete markets in Austria and also produce ready-mix concrete and admixtures. As of December 31, 2005, we operated 39 ready-mix concrete plants and 26 aggregate quarries in Austria.

         According to Euroconstruct, total construction output in Austria grew by 1.5% in 2005. The increase was primarily driven by an increase of 2.4% in non-residential construction in 2005, after a decline of 0.8% in 2004 . According to Euroconstruct , total cement consumption in Austria reached 4.6 million tons in 2005, an increase of 1.5%.

         Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Wopfinger and Lafarge.

         We made capital expenditures of approximately U.S.$15 million in 2005 in our Austrian operations, and we currently expect to make capital expenditures of approximately U.S.$7 million in our Austrian operations during 2006.

Our Polish Operations

         As of December 31, 2005, we held 100% of CEMEX Polska sp. z.o.o., our operating subsidiary in Poland. We are a leading provider of building materials in Poland serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2005, we operated two cement plants in Poland, with a total installed cement capacity of 3.1 million tons per year. As of that date, we also operated two grinding mills, 28 ready-mix concrete plants and three aggregates quarries in Poland, two wholly owned and one in which we have a 30% interest. As of that date, we also operated three cement terminals in Poland.

         According to Central Statistical Office in Poland, total construction output in Poland grew by 5.0% in 2005. The increase was primarily driven by an increase of 7.4% in the civil engineering sector according to the Polish

Cement Association. In addition, according to the Polish Cement Association, total cement consumption in Poland reached 12.2 million tons in 2005, an increase of 5.9%.

         Our primary competitors in the Polish cement, ready-mix concrete and aggregates markets are Heidelberg, Lafarge, CRH and Dyckerhoff.

         On March 2, 2006, we acquired two companies engaged in the ready-mix concrete and aggregates business in Poland from Unicon A/S, a subsidiary of Cementir Group, an Italian cement producer, for approximately (euro)12 million. These companies operate nine ready-mix concrete plants and one aggregates quarry in Poland. As part of the transaction, we sold 4K Beton A/S, our Danish subsidiary, which operated 18 ready-mix concrete plants in Denmark, to Unicon A/S for approximately (euro)22 million. We received net cash proceeds of approximately (euro)6 million, after cash and debt adjustments, from this transaction.

         We made capital expenditures of approximately U.S.$5 million in 2005 in our Polish operations, and we currently expect to make capital expenditures of approximately U.S.$12 million in our Polish operations during 2006.

Our Croatian Operations

         As of December 31, 2005, we held 99.24% of Dalmacijacement d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2005, according to our estimates. As of December 31, 2005, we operated three cement plants in Croatia, with an installed capacity of 2.6 million tons per year. As of that date, we also operated seven cement terminals, two ready-mix facilities and one aggregates quarry in Croatia.

         According to the Croatian Cement Association, total cement consumption in Croatia reached 2.58 million tons in 2005, an increase of 3.4%.

         Our primary competitors in the Croatian cement market are Nexe and Holcim.

         We made capital expenditures of approximately U.S.$5 million in 2005 in our Croatian operations, and we currently expect to make capital expenditures of approximately U.S.$8 million in our Croatian operations during 2006.

Our Czech Republic Operations

         As of December 31, 2005, we held 100% of CEMEX Czech Republic, s.r.o., our operating subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2005, we operated 46 ready-mix concrete plants and seven aggregates quarries in the Czech Republic. As of that date, we also operated one cement grinding mill and one cement terminal in the Czech Republic.

         According to Euroconstruct, total construction output in the Czech Republic grew by 5.5% in 2005. The increase was primarily driven by growth in the residential construction sector of around 7.9% in 2005. According to Euroconstruct , total cement consumption in the Czech Republic reached 4.0 million tons in 2005, an increase of 4.2%.

         Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim and Lafarge.

         We made capital expenditures of approximately U.S.$2 million in 2005 in our Czech Republic operations, and we currently expect to make capital expenditures of approximately U.S.$5 million in our Czech Republic operations during 2006.

Our Danish Operations

         As of December 31, 2005, we held 100% of 4K Beton A/S, our operating subsidiary in Denmark. As of December 31, 2005, we operated 18 ready-mix concrete plants in Denmark.

         On March 2, 2006, we sold 4K Beton A/S to Unicon A/S, a subsidiary of Cementir Group, an Italian cement producer, for approximately (euro)22 million. As part of the transaction, we purchased from Unicon A/S two companies engaged in the ready-mix concrete and aggregates business in Poland for approximately
(euro)12 million. These companies operate nine ready-mix concrete plants and one aggregates quarry in Poland. We received net cash proceeds of approximately
(euro)6 million, after cash and debt adjustments, from this transaction.

         We made capital expenditures of approximately U.S.$0.2 million in 2005 in our Danish operations.

Our Hungarian Operations

         As of December 31, 2005, we held 100% of Danubiousbeton Betonkeszito Kft, our operating subsidiary in Hungary. As of December 31, 2005, we operated 27 ready-mix concrete plants and six aggregate quarries in Hungary.

         According to Hungarian Statistical Office, total construction output in Hungary grew by 16.6% in 2005. The increase was primarily driven by the increase in highway constructions. Total cement consumption in Hungary reached 4.1 million tons in 2005, an increase of 2.5%.

         Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Heidelberg, Strabag and Lasselsberger.

         We made capital expenditures of approximately U.S.$10 million in 2005 in our Hungarian operations, and we currently expect to make capital expenditures of approximately U.S.$8 million in our Hungarian operations during 2006.

Our Latvian Operations

         As of December 31, 2005, we held 100% of SIA CEMEX, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix producer and supplier in Latvia. As of December 31, 2005, we operated one cement plant in Latvia with an installed cement capacity of 0.4 million tons per year. As of that date, we also operated three ready-mix concrete plants in Latvia.

         In April 2006, we implemented a plan to expand our cement plant in Latvia in order to increase our cement production capacity by one million tons per year to support strong demand in the country. The construction is expected to be completed in 2008. We expect our total capital investment in the capacity expansion over the course of three years will be approximately U.S.$160 million, including U.S.$19 million during 2006. We expect that this investment will be fully funded with consolidated free cash flow generated by CEMEX's worldwide operations during the three-year construction period.

      We made capital expenditures of approximately U.S.$3 million in 2005 in our Latvian operations, and we currently expect to make capital expenditures of approximately U.S.$26 million in our Latvian operations during 2006.

Our Lithuanian Equity Investment

         As of December 31, 2005, we owned a 34% interest in Akmenes Cementas AB, a Lithuanian cement producer, which operates one cement plant in Lithuania with an installed cement capacity of 2.7 million tons per year.

Our Italian Operations

         As of December 31, 2005, we held 100% of Cementilce S.R.L., our operating subsidiary in Italy. We are building three grinding mills in Italy, one with an installed capacity of approximately 450 thousand tons and two others with installed capacities of 750 thousand tons per year. The smaller mill started operations at the end of the third quarter of 2005, one of the larger mills is expected to start operations in the second quarter of 2006, and the other one in the third quarter of 2007. Our operations in Italy enhance our trading operations in the Mediterranean region.

         We made capital investments of approximately U.S.$13 million during 2003, approximately U.S.$33 million during 2004, and approximately U.S.$33 million in 2005 in our Italian operations, and we currently expect to make capital investments of approximately U.S.$29 million in our Italian operations during 2006.

Our Other European Operations

         As of December 31, 2005, we operated 11 marine cement terminals in Finland, Norway and Sweden through Embra AS, a leading bulk-cement importer in the Nordic region.

South America, Central America and the Caribbean

         For the year ended December 31, 2005, our business in South America, Central America and the Caribbean, which includes our operations in Venezuela, Colombia, Argentina, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and Jamaica, as well as other assets in the Caribbean, represented approximately 9% of our net sales. As of December 31, 2005, our business in South America, Central America and the Caribbean represented approximately 16% of our total installed capacity and approximately 7% of our total assets.

Our Venezuelan Operations

      Overview

         As of December 31, 2005, we held a 75.7% interest in CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, our operating subsidiary in Venezuela, which is listed on the Caracas Stock Exchange. CEMEX Venezuela also serves as the holding company for our interests in the Dominican Republic, Panama and Trinidad. As of December 31, 2005, CEMEX Venezuela was the largest cement producer in Venezuela, based on an installed capacity of 4.6 million tons.

         In March 2004, we launched the Construrama program in Venezuela. As described above, Construrama is a registered brand name for construction material stores which we have utilized as a marketing strategy in our Mexican operations since 2001. Through the Construrama program, we offer to a group of our Venezuelan distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2005, 113 independent concessionaries with 79 stores were integrated into the Construrama program in Venezuela. By the end of 2006, we expect to have approximately 156 stores under the Construrama program in Venezuela.

      The Venezuelan Cement Industry

         According to the Venezuelan Cement Producer Association, cement consumption in Venezuela grew approximately 22.2% in 2005, as the Venezuelan economy continued to recover from Venezuela's political and economic turmoil during 2003. In February 2003, Venezuelan authorities imposed foreign exchange controls and implemented price controls on many products, including cement. In 2005, average inflation in Venezuela was reduced to 14.4%, the Venezuelan Bolivar depreciated 12% against the Dollar and gross domestic product increased 9.3%. In 2005, a major government housing plan began and is expected to continue throughout 2006.

      Competition

         As of December 31, 2005, the Venezuelan cement industry included five cement producers, with a total installed capacity of approximately 10.1 million tons, according to our estimates. Our global competitors, Holcim and Lafarge, own controlling interests in Venezuela's second and third largest cement producers, respectively.

         In 2005, the ready-mix concrete market accounted for only about 11% of cement consumption in Venezuela, according to our estimates. We believe that Venezuela's construction companies, which typically prefer to install their own ready-mix concrete plants on-site, are the most significant barrier to penetration of the ready-mix concrete sector, with the result that on-site ready-mix concrete mixing represents a high percentage of total ready-mix concrete production.

         Other than CEMEX Venezuela, the ready-mix concrete market in Venezuela is concentrated in two companies, Premezclado Caribe, which is owned by Holcim, and Premex, which is owned by Lafarge. The rest of the ready-mix concrete sector in Venezuela is highly fragmented.

         As of December 31, 2005, CEMEX Venezuela was the leading Venezuelan domestic supplier of cement, based on our estimates of sales of gray and white cement in Venezuela. In addition, CEMEX Venezuela was the leading domestic supplier of ready-mix concrete in 2005 with 33 ready-mix production plants throughout Venezuela.

      Our Venezuelan Operating Network

         As shown below, CEMEX Venezuela's three cement plants and one grinding facility are located near the major population centers and the coast of Venezuela.

                              [MAP GRAPHIC OMITTED]

      Distribution Channels

         Transport by land is handled partially by CEMEX Venezuela. During 2005, approximately 33% of CEMEX Venezuela's total domestic sales were transported through its own fleet of trucks. CEMEX Venezuela also serves a significant number of its retail customers directly through its wholly-owned distribution centers. CEMEX Venezuela's cement is transported either in bulk or in bags.

      Exports

         During 2005, exports from Venezuela represented approximately 21% of CEMEX Venezuela's net sales. CEMEX Venezuela's main export markets historically have been the Caribbean and the east coast of the United States. In 2005, 76% of our exports from Venezuela were to the United States, and 24% were to the Caribbean.

      Description of Properties, Plants and Equipment

         As of December 31, 2005, CEMEX Venezuela operated three wholly-owned cement plants, Lara, Mara and Pertigalete, with a combined installed cement capacity of approximately 4.6 million tons. As of that date, CEMEX Venezuela also operated the Guayana grinding facility with a cement capacity of 375,000 tons. As of December 31, 2005, CEMEX Venezuela owned 33 ready-mix concrete production facilities, one mortar plant and 12 distribution centers. As of that date, CEMEX Venezuela also owned six limestone quarries with reserves sufficient for over 100 years at 2005 production levels. During 2005, CEMEX Venezuela acquired a new limestone quarry in order to supply the Pertigalete plant for the long term.

         The Lara and Mara plants and one production line at the Pertigalete plant use the wet process; the other production line at the Pertigalete plant uses the dry process. All the plants use primarily natural gas as fuel, but a small percentage of diesel fuel is also used at Lara Plant. CEMEX Venezuela has its own electricity generating facilities, which are powered by natural gas and diesel fuel.

         As of December 31, 2005, CEMEX Venezuela owned and operated four port facilities, three marine terminals and one river terminal. One port facility is located at the Pertigalete plant, one at the Mara plant, one at the Catia La Mar terminal on the Caribbean Sea near Caracas, and one at the Guayana Plant on the Orinoco River in the Guayana Region.

      Capital Investments

         We made capital expenditures of approximately U.S.$11 million in 2003, U.S.$14 million in 2004, and U.S.$23 million in 2005 in our Venezuelan operations. We currently expect to make capital expenditures of approximately U.S.$30 million in our Venezuelan operations during 2006.

Our Colombian Operations

      Overview

         As of December 31, 2005, we owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our operating subsidiary in Colombia. As of December 31, 2005, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity of 4.8 million tons, according to the Colombian Institute of Cement Producers.

         CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the "Urban Triangle" of Colombia comprising the cities of Bogota, Medellin and Cali. During 2005, these three metropolitan areas accounted for approximately 50% of Colombia's cement consumption. CEMEX Colombia's Ibague plant, which uses the dry process and is strategically located between Bogota, Cali and Medellin, is Colombia's largest and had an installed capacity of 2.5 million tons as of December 31, 2005. CEMEX Colombia, through its Bucaramanga and Cucuta plants, is also an active participant in Colombia's northeastern market. CEMEX Colombia's strong position in the Bogota ready-mix concrete market is largely due to its access to a ready supply of aggregate deposits in the Bogota area.

      The Colombian Cement Industry

         According to the Colombian Institute of Cement Producers, the installed capacity in Colombia for 2005 was 15.5 million tons. According to such organization, total cement consumption in Colombia reached 7.8 millions tons during 2005, an increase of 36.6%, while cement exports from Colombia remained at 2.1 million tons. We estimate that close to 50% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for 25% of total cement consumption and has been growing since the 1999 crisis. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

      Competition

         The Sindicato Antioqueno, or Argos, owns or has interests in eight of Colombia's eighteen cement plants. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compania Colclinker in Cartagena and Tolcemento in Sincelejo. The other principal cement producer is Cementos Boyaca, an affiliate of Holcim.

      Our Colombian Operating Network

                              [MAP GRAPHIC OMITTED]

      Description of Properties, Plants and Equipment

         As of December 31, 2005, CEMEX Colombia owned five cement plants, one clinker facility and one grinding mill, having a total installed capacity of 4.8 million tons per year. Two of these plants and the clinker facility utilize the wet process and three plants utilize the dry process. CEMEX Colombia also has an internal electricity generating capacity of 24.7 megawatts through a leased facility. As of December 31, 2005, CEMEX Colombia owned six land distribution centers, one mortar plant, 26 ready-mix concrete plants, one concrete products plant, and six aggregates operations. As of that date, CEMEX Colombia also owned eight limestone quarries with minimum reserves sufficient for over 60 years at 2005 production levels.

      Capital Investments

         We made capital expenditures of approximately U.S.$6 million in 2003, U.S.$9 million in 2004 and U.S.$7 million in 2005 in our Colombian operations. We currently expect to make capital investments of approximately U.S.$15 million in our Colombian operations during 2006.

Our Costa Rican Operations

         As of December 31, 2005, we owned a 99.1% interest in CEMEX (Costa
Rica), S.A., or CEMEX (Costa Rica), our operating subsidiary in Costa Rica and a leading cement producer in the country. As of December 31, 2005, CEMEX (Costa Rica) operated one cement plant in Costa Rica, with an installed capacity of 0.9 million tons. As of that date, CEMEX (Costa Rica) also operated one grinding mill in northwest Costa Rica, with a grinding capacity of 670,000 tons, and a second grinding mill in the capital San Jose, with a grinding capacity of 168,000 tons. As of December 31, 2005, CEMEX Costa Rica operated six ready-mix plants, one aggregates quarry, and one land distribution center.

         During 2005, exports of cement by our Costa Rican operations represented approximately 21% of our total cement production in Costa Rica. In 2005, 15% of our exports from Costa Rica were to Nicaragua, 45% to El Salvador and 23% to Guatemala, and 17% to other countries in South America and the Caribbean.

         Approximately 1.2 million tons of cement were sold in Costa Rica during 2005, according to Camara de la Construccion de Costa Rica, the Costa Rican construction industry association. The Costa Rican cement market is a predominantly retail market, and we estimate that over three quarters of cement sold is bagged cement.

         The Costa Rican cement industry includes two producers, CEMEX (Costa
Rica) and Holcim Costa Rica.

         We made capital expenditures of approximately U.S.$7 million in 2003, U.S.$3 million in 2004 and U.S.$5 million in 2005 in our Costa Rican operations. We currently expect to make capital expenditures of approximately U.S.$6 million in our Costa Rican operations during 2006.

Our Dominican Republic Operations

         As of December 31, 2005, we held, through CEMEX Venezuela, 99.9% of CEMEX Dominicana, S.A. (formerly Cementos Nacionales, S.A.), or CEMEX Dominicana, our operating subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana's sales network covers the country's main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macoris, Azua and Bavaro. CEMEX Dominicana also has a 25 year lease arrangement with the Dominican Republic government related to the mining of gypsum, which enables CEMEX Dominicana to supply all local and regional gypsum requirements.

         In June 2003, CEMEX Dominicana announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million tons of clinker. This new kiln, which increased our total clinker production capacity in the Dominican Republic to 2.2 million tons per year, began operations at the end of 2005.

         In 2005, Dominican Republic cement consumption reached 3.1 million tons. Our principal competitors in the Dominican Republic are Domicen, an Italian cement producer that started cement production in 2005, Cementos Cibao, a local competitor, Cemento Colon, an affiliate of Holcim and Cementos Andinos, a Colombian cement producer.

         As of December 31, 2005, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year of, and three grinding mills. As of that date, CEMEX Dominicana also operated seven ready-mix concrete plants, seven distribution centers located throughout the country and two marine terminals.

         We made capital expenditures of approximately U.S.$13 million in 2003, U.S.$56 million in 2004, and U.S.$87 million in 2005 in our Dominican Republic operations. We currently expect to make capital investments of approximately U.S.$22 million in our Dominican Republic operations during 2006.

Our Panamanian Operations

         As of December 31, 2005, we held, through CEMEX Venezuela, a 99.3% interest in Cemento Bayano, S.A., or Cemento Bayano, our operating subsidiary in Panama and a leading cement producer in the country. As of December 31, 2005, Cemento Bayano operated one cement plant in Panama, with an installed capacity of 0.5 million tons per year. As of that date, Cemento Bayano also owned and operated 11 ready-mix concrete plants.

         Approximately one million cubic meters of ready-mix concrete were sold in Panama during 2005, according to the General Comptroller of the Republic of Panama (Contraloria General de la Republica de Panama). Panamanian cement consumption decreased 1.3% in 2005, according to our estimates. The Panamanian cement industry includes two cement producers, Cemento Bayano and Cemento Panama, an affiliate of Holcim and Cementos del Caribe.

         We made capital expenditures of approximately U.S.$8 million in 2003, U.S.$6 million in 2004, and U.S.$5 million in 2005 in our Panamanian operations. We currently expect to make capital expenditures of approximately U.S.$6 million in our Panamanian operations during 2006.

Our Nicaraguan Operations

         As of December 31, 2005, we owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua. As of that date, CEMEX Nicaragua leased and operated one cement plant with an installed capacity of 0.5 million tons. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

         According to our estimates, approximately 600,000 tons of cement were sold in Nicaragua during 2005. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim.

         We made capital expenditures of approximately U.S.$5 million in 2003, U.S.$3 million in 2004 and U.S.$7 million in 2005 in our Nicaraguan operations. We currently expect to make capital expenditures of approximately U.S.$5 million in our Nicaraguan operations during 2006.

Our Puerto Rican Operations

         As of December 31, 2005, we owned 100% of CEMEX de Puerto Rico, Inc. (formerly Puerto Rican Cement Company, Inc.), or CEMEX Puerto Rico, our operating subsidiary in Puerto Rico. As of December 31, 2005, CEMEX Puerto Rico operated one cement plant, with an installed cement capacity of approximately
1.1 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 26 ready-mix concrete plants, including the 15 ready-mix concrete plants CEMEX Puerto Rico acquired with its acquisition of Concretera Mayaguezana in July 2005 for approximately U.S.$26 million.

         In 2005, Puerto Rican cement consumption reached 1.8 million tons. The Puerto Rican cement industry in 2005 was comprised of two cement producers, CEMEX Puerto Rico, and San Juan Cement Co., an affiliate of Italcementi.

         We made capital expenditures of approximately U.S.$26 million in 2003, U.S.$8 million in 2004, and U.S.$10 million in 2005 in our Puerto Rican operations. We currently expect to make capital investments of approximately U.S.$24 million in our Puerto Rican operations during 2006.

Our Argentine Operations

         As of December 31, 2005, we held 100% of Readymix Argentina S.A., our operating subsidiary in Argentina. As of December 31, 2005, we operated four ready-mix concrete plants in Argentina.

Our Other Operations in the Region

         We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2005, we operated a network of eight marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, Venezuela, Costa Rica, Puerto Rico, Spain, Colombia and Panama. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, one is in Bermuda, one is in Manaus, Brazil and one is in the Cayman Islands. As of December 31, 2005, we had minority positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a minority position in Caribbean Cement Company Limited in Jamaica.

         In addition, in January 2006, we acquired a grinding mill with a grinding capacity of 400,000 tons per year in Guatemala for approximately U.S.$17.4 million.

Africa and the Middle East

         For the year ended December 31, 2005, our business in Africa and the Middle East, which includes our operations in Egypt, the United Arab Emirates and Israel, represented approximately 3% of our net sales. As of December 31, 2005, our business in Africa and the Middle East represented approximately 5% of our total installed capacity and approximately 2% of our total assets.

Our Egyptian Operations

         As of December 31, 2005, we had a 95.8% interest in Assiut Cement Company, or Assiut, our operating subsidiary in Egypt. As of December 31, 2005, we operated one cement plant in Egypt, with an installed capacity of approximately 4.9 million tons. This plant is located approximately 200 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt's main cement market. In addition, as of that date we operated three ready-mix concrete plants in Egypt.

         According to our estimates, the Egyptian market consumed approximately
28.1 million tons of cement during 2005. Cement consumption increased by 19.6% in 2005, due to an economic recovery in Egypt and the positive effect of Government reforms.

         As of December 31, 2005, the Egyptian cement industry had a total of nine cement producers, with an aggregate annual installed cement capacity of approximately 40 million tons. According to the Egyptian Cement Council, during 2005, Holcim (minority shareholder in Egyptian Cement Company), Lafarge (Alexandria Portland Cement and Beni Suef Cement), CEMEX (Assiut) and Italcementi (Suez Cement, Tourah Cement and Helwan Portland Cement), the four largest cement producers in the world, represented approximately 72% of the total installed capacity in Egypt. Other significant competitors in the Egyptian market are Ameriyah (Cimpor), National, Sinai, Misr Beni Suef and Misr Quena Cement Companies.

         We made capital expenditures of approximately U.S.$14 million in 2003, U.S.$9 million in 2004, and U.S.$9 million in 2005 in our Egyptian operations. We currently expect to make capital expenditures of approximately U.S.$15 million in our Egyptian operations during 2006.

Our United Arab Emirates (UAE) Operations

         As of December 31, 2005, we held a 49% equity interest in four UAE companies: RMC Topmix LLC and RMC Supermix LLC, two ready-mix holding companies, Gulf Quarries Company, an aggregates company, and Falcon Cement LLC, which specializes in trading. We are not allowed to have a majority interest in these companies since UAE law requires 51% ownership by UAE nationals. However, through agreements with other shareholders in these companies, we have purchased the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all four companies. As of December 31, 2005, we operated 13 ready-mix concrete plants in the UAE, serving the markets of Dubai, Abu Dhabi, Ras Al Khaimah and Sharjah. As of that date, we also operated an aggregates quarry in the UAE.

         In March 2006, we announced a plan to invest approximately U.S.$50 million in the construction of a new grinding facility for cement and slag in Dubai. The new facility, which is designed to increase our total cement production capacity in the region to approximately 1.6 million tons per year, is expected to be completed in 2007. We expect that this investment will be fully funded with free cash flow generated by CEMEX's worldwide operations during the construction period.

         We made capital expenditures of approximately U.S.$4 million in 2005 in our UAE operations, and we currently expect to make capital expenditures of approximately U.S.$44 million in our UAE operations during 2006, including those related to the construction of the new grinding facility in Dubai described above.

Our Israeli Operations

         As of December 31, 2005, we held 100% of CEMEX Holdings (Israel) Ltd., our operating subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete products, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2005, we operated 59 ready-mix concrete plants, one concrete products plant, and one admixtures plant in Israel.

         As of December 31, 2005, we also held 50% of Lime&Stone (L&S) Ltd., a leading aggregates producer in Israel and an important supplier of lime, asphalt and marble. As of December 31, 2005, this joint venture operated 11 aggregate quarries, two asphalt plants, one lime factory and one marble facility.

         We made capital expenditures of approximately U.S.$3 million in 2005 in our Israeli operations, and we currently expect to make capital expenditures of approximately U.S.$4 million in our Israeli operations during 2006.

Asia

         For the year ended December 31, 2005, our business in Asia, which includes our operations in the Philippines, Thailand and Malaysia, as well as our minority interest in Indonesia and other assets in Asia, represented approximately 2% of our net sales. As of December 31, 2005, our business in Asia represented approximately 11% of our total installed capacity and approximately 3% of our total assets.

Our Philippine Operations

         As of December 31, 2005, we held through CAH, 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid, and APO Cement Corporation, or APO.

         According to Cement Manufacturers' Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 11.8 million tons during 2005. Although the Philippines has largely recovered from the 1997 Asian economic recession, Philippine demand for cement decreased by approximately 5% in 2005.

         As of December 31, 2005, the Philippine cement industry had a total of 20 cement plants and three cement grinding mills. Annual installed capacity is
26.8 million tons, according to CEMAP. Major global cement producers own approximately 88% of this capacity. Our major competitors in the Philippine cement market are Holcim, which has interests in five local cement plants, and Lafarge, which has interests in eight local cement plants.

         Our Philippine operations include three plants with a total capacity of
5.6 million tons per year and three marine distribution terminals. Our cement plants include five wet process production lines and three dry process production lines with an installed cement capacity of 4.1 million tons.

         We made capital expenditures of approximately U.S.$2 million in 2003, U.S.$2 million in 2004, and U.S.$4 million in 2005 in our Philippine operations. We currently expect to make capital expenditures of approximately U.S.$14 million in our Philippine operations during 2006.

Our Indonesian Equity Investment

         As of December 31, 2005, our proportionate economic interest through CAH in Gresik, Indonesia's largest cement producer, was approximately 25.5%. The Republic of Indonesia has a 51% interest in Gresik. Currently, we hold two seats on both the board of directors and the board of commissioners of Gresik, as well as the right to approve Gresik's business plan jointly with the Indonesian government.

         In October 2001, certain individuals purporting to represent the people of the Indonesian province of West Sumatra, in which the Padang plant of Gresik is located, issued a declaration which stated that PT Semen Padang, or Semen Padang, the 99.99%-owned subsidiary of Gresik that owns and operates the Padang plant, was placed under the temporary control of the people of West Sumatra. The declaration ordered the management of Semen Padang to report to the local government of the West Sumatra Province, under the supervision of the People's Representative Assembly of West Sumatra, pending a "spin-off" of the Semen Padang subsidiary. In November 2001, the People's Representative Assembly of West Sumatra issued a decision approving this declaration on the grounds that the original sale of Semen Padang by the Indonesian government to Gresik in 1995 was invalid, since several necessary approvals were not obtained. We believe the provincial administration lacks legal authority to direct or interfere with the affairs of Semen Padang. The former management of Semen Padang refused to relinquish control until September 2003 when the newly-appointed management was finally permitted to enter the Padang Facility and assume control of Semen Padang. However, we believe that the newly-appointed management was admitted on condition that it encourage a spin-off of Semen Padang, and in October 2003, it explicitly agreed to do so.

         Gresik has experienced other ongoing difficulties at Semen Padang, including the effective loss of operational and financial control of Semen Padang, and, until recently, the inability to prepare consolidated financial statements that include Semen Padang's operations and the inability of its independent auditors to provide an unqualified audit opinion on such financial statements. In April 2006, after making several adjustments suggested by its independent auditors, unqualified audited financial statements for 2004 and 2005 were finally presented by Semen Gresik. As a result of these difficulties, as of the date of this annual report, we have not been able to independently verify certain information with respect to Semen Padang's facilities and operations and thus, the overall description of Gresik's facilities and operations below assumes the validity and accuracy of the information provided by Semen Padang's management.

         On May 3, 2006, we agreed to sell 24.9% of Gresik to Indonesia-based Rajawali Group for approximately U.S.$337 million. The purchaser's obligations under our sales contract are subject to obtaining the approval of the Indonesian government and the fulfillment of other conditions. In the event this sale is consummated, our remaining interest in Gresik will be 0.6%.

         On May 17, 2006, we received a letter from the Indonesian government purporting to exercise its right to repurchase, under the 1998 purchase agreement, pursuant to which we acquired our interest in Gresik, the Gresik shares we have agreed to sell to the Rajawali Group. However, we believe that the Indonesian government's purported exercise of this right did not comply with the requirements set forth in the 1998 purchase agreement, and we are in correspondence and in discussions with the Indonesian government concerning this issue. No assurance can be given either that the sale to the Rajawali Group will be consummated, or that the Indonesian government will purchase the Gresik shares, on the terms outlined above, or that a sale transaction on similar or different terms may be consummated with any other purchaser.

         For a description of legal proceedings relating to Gresik, please see "Regulatory Matters and Legal Proceedings -- Other Legal Proceedings."

         According to our estimates, Indonesian domestic cement demand increased approximately 1.0% in 2003, 9.8% in 2004, and 4.2% in 2005. As of December 31, 2005, the Indonesian cement industry had 13 cement plants, including the four plants owned by Gresik, with a combined installed capacity of approximately 47.5 million tons. Gresik, with an installed capacity of 17.3 million tons, is Indonesia's largest cement producer.

         As of December 31, 2005, Gresik had four cement plants, 25 land distribution centers and 10 marine terminals. Gresik's cement plants include the Padang plant, with one production line that utilizes the wet process and four production lines that utilize the dry process and an installed capacity of 5.6 million tons; the Gresik plant, which has two production lines that utilize the dry process and an installed capacity of 1.3 million tons; the Tuban plant, which has three production lines that utilize the dry process and an installed capacity of 6.9 million tons; and the Tonasa plant, which has three production lines that utilize the dry process and an installed capacity of 3.5 million tons. As of December 31, 2005, Gresik was operating at approximately 95% capacity utilization, including export sales. During 2005, Gresik exported approximately 13% of its total sales volume, mainly through its own efforts and, to a lesser extent, through CEMEX's trading operations. Gresik exports mainly to Sri Lanka and Bangladesh.

Our Thai Operations

         As of December 31, 2005, we had a 100% interest in CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2005, we owned one cement plant in Thailand, with an installed capacity of approximately 0.7 million tons.

         According to our estimates, at December 31, 2005, the cement industry in Thailand had a total of 14 cement plants, with an aggregate annual installed capacity of approximately 55.6 million tons. We estimate that there are five major cement producers in Thailand, four of which represent 96% of installed capacity and 97% of the market. Our major competitors in the Thai market, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

         We made capital expenditures of approximately U.S.$2 million in 2003, U.S.$3 million in 2004, and U.S.$4 million in 2005 in our Thai operations. We currently expect to make capital expenditures of approximately U.S.$5 million in our Thai operations during 2006.

Our Malaysian Operations

         As of December 31, 2005, we held 100% of RMC Industries (Malaysia) Sdn Bkd, our operating subsidiary in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country's major urban centers. As of December 31, 2005, we operated 22 ready-mix concrete plants, five asphalt plants and three aggregate quarries in Malaysia.

         Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Hanson.

         We made capital expenditures of approximately U.S.$1 million in 2005 in our Malaysian operations, and we currently expect to make capital expenditures of approximately U.S.$2 million in our Malaysian operations during 2006.

Other Asian Investments

         Since April 2001, we have been operating a grinding mill with cement milling production capacity of 520,000 tons per year near Dhaka, Bangladesh. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan.

Our Trading Operations

         We traded approximately 16 million tons of cement and clinker in 2005. Approximately 51% of the volume we traded in 2005 consisted of exports from our operations in Costa Rica, Croatia, Egypt, Germany, Mexico, Philippines, Poland, Puerto Rico, Spain and Venezuela. Approximately 49% was purchased from third parties in countries such as Belgium, China, Egypt, France, Indonesia, Israel, Japan, Lithuania, South Korea, Taiwan, Thailand and Turkey. In 2005, we expanded our trading activities to 97 countries from 76 countries in 2004. This broadened geographic coverage allows us to serve new markets in Northern Europe, the Middle East and Australia through an enhanced trading network. In 2005, we also gained an important presence in slag cement trading markets, particularly in Europe and the Middle East, having traded approximately 1.5 million tons of slag cement in 2005. Slag cement (also called ground granulated blast furnace slag) is a hydraulic cement produced during the reduction of iron ore to iron in a blast furnace.

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

Tariffs

         The following is a discussion of tariffs on imported cement in our major markets.

Mexico

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

United States

         There are no tariffs on cement imported into the United States from any country, except Cuba and North Korea.

Europe

         Member countries of the European Union are subject to the uniform European Union commercial policy. There is no tariff on cement imported into a country that is a member of the European Union from another member country or on cement exported from a European Union country to another member country. For cement imported into a member country from a non-member country, the tariff is currently 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers who export cement into European Union countries currently pay no tariff.

Environmental Matters

         We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities, even where conducted by prior owners or operators and, in some jurisdictions, without regard to fault or the lawfulness of the original activity.

         To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policy requires each subsidiary to respect local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. We believe that we are in substantial compliance with all material environmental laws applicable to us.

         We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2003, 2004 and 2005, environmental capital expenditures and remediation expenses were not material. However, our environmental expenditures may increase in the future.

         The following is a discussion of the environmental regulation and matters in our major markets.

Mexico

         We were one of the first industrial groups in Mexico to sign an agreement with the Secretaria del Medio Ambiente y Recursos Naturales, or SEMARNAT, the Mexican government's environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican environmental protection agency in charge of the voluntary environmental auditing program, the Procuraduria Federal de Proteccion al Ambiente, or PROFEPA, which is part of SEMARNAT, completed auditing our 15 cement plants and awarded all our plants, including our Hidalgo plant, a Certificado de Industria Limpia, Clean Industry Certificate, certifying that our plants are in full compliance with environmental laws. The Clean Industry Certificates are strictly renewed every two years. As of the date of this annual report, 14 of the cement plants have a Clean Industry Certificate. The Certificates for Atotonilco, Huichapan, Merida, Yaqui, Hermosillo, Tamuin, Valles, Zapotiltic and Torreon are expected to be renewed at the end of 2006; the Certificates for Barrientos, Tepeaca and Guadalajara are valid until 2007; and the Certificates for Monterrey and Ensenada are valid until 2008. The Certificate for the Hildalgo plant has expired since operations were halted in 2002, but operations resumed during May 2006. Now that operations at the Hidalgo plant have resumed, we will request that PROFEPA audit the plant and grant it a Clean Industry Certificate.

         For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. Our Monterrey and Hermosillo plants started using tires as an energy source in September 2002 and November 2003, respectively. In 2004, our Yaqui, Tamuin, Guadalajara and Barrientos plants also started using tires as an energy source, and as of the end of 2005, all our cement plants in Mexico use tires as an alternative fuel. Municipal collection centers in Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 2.39% of the total fuel used in our 14 operating cement plants in Mexico during 2005 was comprised of alternative substituted fuels.

         Between 1999 and 2005, our Mexican operations have invested approximately US $35.3 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. Currently, our 14 operating cement plants in Mexico and an aggregates plant in Monterrey have the ISO 14001 certification for environmental management systems. The audit to obtain the renewal of the ISO 14001 certification took place during first week of April 2006, and we believe the renewal will be obtained soon during the second half of 2006.

United States

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

Europe

         In 2003, the European Union adopted a directive implementing the Kyoto Protocol on climate change and establishing a greenhouse gas emissions allowance trading scheme within the European Union. The directive requires Member States to impose binding caps on carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the mineral industry (including cement production) and the pulp, paper or board production business. Under this scheme, companies with operations in these sectors receive from the relevant Member States allowances that set limitations on the levels of greenhouse gas emissions from their installations. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Companies can also use credits issued from the use of the flexibility mechanisms under the Kyoto protocol to fulfill their European obligations. These flexibility mechanisms provide that credits (equivalent to allowances) can be obtained by companies for projects that reduce greenhouse gas emissions in emerging markets. These projects are referred to as Clean Development Mechanism (CDM) or joint implementation projects depending on the countries where they take place. Failure to meet the emissions caps is subject to heavy penalties.

         As required by the directive, each of the Member States established a national allocation plan setting out the allowance allocations for each industrial facility for the initial period of three years, from 2005 to 2007. As of March 31, 2006, the European Commission has approved the national allocation plan of most Member States, including all the European countries in which we have operations, except Poland.

         We have received the carbon dioxide allowance allocation from the environmental agencies of the different Member States where we have operations for the 2005 to 2007 period. Based on our production forecasts, on a consolidated basis after trading allowances between our operations in countries with a deficit of allowances and our operations in countries with an excess of allowances, we expect to have a surplus of allowances averaging approximately 600 thousand tons of carbon dioxide per year for that period. For the next allocation period comprising 2008 through 2012, however, we expect a reduction in the allowances granted by the environmental agencies in substantially all the Member States, which may result in a consolidated deficit in our carbon dioxide allowances during that period. We believe we may be able to reduce the impact of any deficit by either reducing carbon dioxide emissions in our facilities or by implementing CDM projects in emerging markets authorized by the United Nations. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results. As of March 31, 2006, the market value of carbon dioxide allowances was approximately (euro)30 per ton.

Anti-Dumping

U.S. Anti-Dumping Rulings--Mexico

         Our exports of Mexican gray cement from Mexico to the United States are subject to an anti-dumping order that was imposed by the Commerce Department on August 30, 1990. Pursuant to this order, firms that import gray Portland cement from our Mexican operations in the United States must make cash deposits with the U.S. Customs Service to guarantee the eventual payment of anti-dumping duties. As a result, since that year and until April 3, 2006, we have paid anti-dumping duties for cement and clinker exports to the United States at rates that have fluctuated between 37.49% and 80.75% over the transaction amount. Beginning in August 2003, we paid anti-dumping duties at a fixed rate of approximately U.S.$52.41 per ton, which decreased to U.S.$32.85 per ton starting December 2004 and to U.S.$26.28 per ton in January 2006. Over the past decade, we have used all available legal resources to petition the Commerce Department to revoke the anti-dumping order, including the petitions for "changed circumstances" reviews from the International Trade Commission, or ITC, and the appeals to NAFTA described below. As described below, during the first quarter of 2006, the U.S. and Mexican governments entered into an agreement pursuant to which restrictions imposed by the United States on Mexican cement imports will be eased during a three-year transition period and completely eliminated following the transition period.

U.S. Anti-Dumping Sunset Reviews

         Under the U.S. anti-dumping and countervailing duty laws, the Commerce Department and the ITC are required to conduct "sunset reviews" of outstanding anti-dumping orders, countervailing duty orders and suspension agreements every five years. At the conclusion of these reviews, the Commerce Department is required to terminate the order or suspension agreement unless the agencies have found that termination is likely to lead to continuation or recurrence of dumping, or a subsidy in the case of countervailing duty orders, and material injury.

         In July 2000, following a "sunset review," the Commerce Department determined not to revoke the anti-dumping order on imports from Mexico. On October 5, 2000, the ITC found likelihood of injury to the U.S. industry and determined not to revoke this anti-dumping order. On September 19, 2001, CEMEX filed a petition for a "changed circumstances" review. The ITC decided in December 2001 not to initiate such a review. CEMEX appealed the ITC's decision in the "sunset review" and the "changed circumstances" review to NAFTA. On April 7, 2005, a NAFTA panel heard oral arguments and on June 24, 2005, remanded the matter to the ITC with instructions to reconsider its likelihood of injury determination. On September 22, 2005, the ITC reported back to the NAFTA panel, recommending by a three-to-two vote not to revoke the anti-dumping order on imports from Mexico. We believe the ITC's determination on remand did not comply with the guidelines set by the NAFTA panel for such determination, and we presented our arguments before the NAFTA panel on November 9, 2005. However, as a result of the settlement between the U.S. and Mexican governments described below, this matter was settled in March 2006.

U.S./Mexico Anti-Dumping Settlement Agreement

         On January 19, 2006, officials from the Mexican and the United States governments announced that they had reached an agreement in principle that will bring to an end the long-standing dispute over anti-dumping duties on Mexican cement exports to the United States. According to the agreement, restrictions imposed by the United States will first be eased during a three-year transition period and completely eliminated in early 2009 if Mexican cement producers abide by its terms during the transition period, allowing cement from Mexico to enter the U.S. without duties or other limits on volumes. During the transition period, Mexican cement imports into the U.S. will be subject to volume limitations of three million tons per year, which amount may be increased in response to market conditions during the second and third year of the transition period, subject to a maximum increase per year of 4.5%. Quota allocations to companies that import Mexican cement into the United States will be made on a regional basis. The anti-dumping duty during the three-year transition period was lowered to U.S.$3.00 per ton, effective as of April 3, 2006, from the previous amount of U.S.$26.28 per ton.

         On March 6, 2006, the Office of the United States Trade Representative and the Commerce Department entered into an agreement with the Secretaria de Economia of Mexico providing for the settlement of all administrative reviews and all litigation pending before NAFTA and World Trade Organization panels challenging various anti-dumping determinations involving Mexican cement. As part of the settlement the Commerce Department agreed to compromise its claims for duties with respect to imports of Mexican cement. The Commerce Department and the Secretaria de Economia will monitor the regional export limits through export and import licensing systems. The agreement provides that upon the effective date of the agreement, on April 3, 2006, the Commerce Department will order the U.S. Customs Service to liquidate all entries covered by all the completed administrative reviews for the periods from August 1, 1995 through July 31, 2005, plus the unreviewed entries made between August 1, 2005 and April 2, 2006, and refund the cash deposits in excess of 10 cents per metric ton. As a result of this agreement, refunds from the U.S. government associated with the historic anti-dumping duties will be shared among the various Mexican and American cement industry participants. We expect to receive approximately U.S.$100 million in refunds under the agreement during 2006.

         As of December 31, 2005, CEMEX Corp., the parent company of our U.S. subsidiaries that import Mexican cement into the United States, had accrued liabilities of approximately U.S.$68 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the Commerce Department in its administrative reviews. As a result of the settlement between the U.S. and Mexican governments described above, substantially all the liabilities accrued for past anti-dumping duties were eliminated in March 2006.

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

         In June 2002, the International Trade Commission under the Ministry of Economic Affairs (ITC-MOEA) notified respondent producers that its final injury investigation concluded that the imports from South Korea and the Philippines caused material injury to the domestic industry in Taiwan.

         In July 2002, the MOF notified the respondent producers that a dumping duty would be imposed on Portland cement and clinker imports from the Philippines and South Korea commencing from July 19, 2002. The duty rate imposed on imports from APO, Rizal and Solid was fixed at 42%.

         In September 2002, APO, Rizal and Solid filed before the Taipei High Administrative Court an appeal in opposition to the anti-dumping duty imposed by the MOF. In August 2004, we received a copy of the decision of the Taipei Administrative High Court, which was adverse to our appeal. The decision has since become final. This anti-dumping duty is subject to review by the government after five years following its imposition. If following that review the government determines that the circumstances giving rise to the anti-dumping order have changed and that the elimination of the duty would not harm the domestic industry, the government may decide to revoke the anti-dumping duty.

Tax Matters

         As of December 31, 2005, we and some of our Mexican subsidiaries have been notified of several tax assessments determined by the Mexican tax office with respect to the tax years from 1992 through 1996 in a total amount of approximately Ps742 million (U.S.$70 million). The tax assessments are based primarily on: (i) recalculations of the inflationary tax deduction, since the tax authorities claim that "Advance Payments to Suppliers" and "Guaranty Deposits" are not by their nature credits, (ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred, (iii) disallowed determination of tax loss carryforwards, and (iv) disallowed amounts of business asset tax, commonly referred to as BAT, creditable against the controlling entity's income tax liability on the grounds that the creditable amount should be in proportion to the equity interest that the controlling entity has in its relevant controlled entities. We have filed an appeal for each of these tax claims before the Mexican federal tax court, and the appeals are pending resolution.

         In addition, during May 2006, we and some of our Mexican subsidiaries were notified by the Mexican tax office of several tax assessments with respect to tax years 1992 and 2002 in a total amount of approximately Ps3,793 million (U.S.$335 million). The tax assessments are based primarily on: (i) disallowed restatement of consolidated tax loss carryforwards in the same period in which they occurred and (ii) investments made in entities incorporated in foreign countries with preferential tax regimes (Regimenes Fiscales Preferentes). We plan to contest these tax claims, and we are in the process of filing an appeal for each of these tax claims before the Mexican federal tax court. If we fail to obtain favorable rulings on appeal, these tax claims may have a material impact on us.

         Pursuant to amendments to the Mexican income tax law (ley del impuesto sobre la renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico will be required to pay taxes in Mexico on passive income such as dividends, royalties, interests, capital gains and rental fees obtained by such foreign entities, provided that the income is not derived from entrepreneurial activities in such countries (income derived from entrepreneurial activities is not subject to tax under these amendments). The tax payable by Mexican companies in respect of the 2005 tax year pursuant to these amendments was due upon filing their annual tax returns in March 2006. We believe these amendments are contrary to Mexican constitutional principles, and on August 8, 2005, we filed a motion in the Mexican federal courts challenging the constitutionality of the amendments. On December 23, 2005, we obtained a favorable ruling from the Mexican federal court that the amendments were unconstitutional; however, the Mexican tax authority has appealed this ruling. If the final ruling is not favorable to us, these amendments may have a material impact on us.

         As of December 31, 2005, the Philippine Bureau of Internal Revenue, or BIR, assessed APO and Solid, our operating subsidiaries in Philippines, for deficiencies in the amount of income tax paid in prior tax years amounting to a total of approximately PhP3,119 million (approximately U.S.$59 million as of December 31, 2005, based on an exchange rate of PhP53.09 to U.S.$1.00, which was the Philippine Peso/Dollar exchange rate on December 31, 2005 as published by the Bangko Sentral ng Pilipinas, the central bank of the Republic of the Philippines). The tax assessments result primarily from: (i) the disallowance of APO's income tax holiday related income from 1998 to 2001; and (ii) deficiencies in national taxes paid by APO for the 1999 tax year and by Solid for the 2000 tax year. In the first case, we have contested the BIR's assessment with the Court of Tax Appeal, or CTA. In the second case, both APO and Solid continue to submit relevant evidence to the BIR to contest these assessments and intend to contest these assessments with the CTA in case the BIR issues a final collection letter. In addition, Solid's 1998 and 2002 through to 2004 tax years, and APO's 2000 through 2004 tax years are under preliminary review by the BIR for deficiency in the payment of taxes. As of the date of this annual report, the finalization of these assessments was held in abeyance by the BIR as APO and Solid continue to present evidence to dispute its findings. We believe that these assessments will not have a material adverse effect on us. However, an adverse resolution of these assessments could have a material adverse effect on our results of operations in the Philippines.

Other Legal Proceedings

         In May 1999, several companies filed a civil liability suit in the civil court of the circuit of Ibague, Colombia, against two of our Colombian subsidiaries, alleging that these subsidiaries were responsible for deterioration of the rice production capacity of the land of the plaintiffs caused by pollution from our cement plants located in Ibague, Colombia. On January 13, 2004, CEMEX Colombia was notified of the judgment the court entered against CEMEX Colombia which awarded damages to the plaintiffs in the amount of CoP21,114 million (approximately U.S.$8 million as of December 31, 2005, based on an exchange rate of CoP2,284.22 to U.S.$1.00, which was the Colombian Peso/Dollar exchange rate on December 31, 2005 as published by the Banco de la Republica de Colombia, the central bank of Colombia). On January 15, 2004, CEMEX Colombia appealed the judgment. The appeal was admitted and the case was sent to the Tribunal Superior de Ibague, where CEMEX Colombia filed, on March 23, 2004, a statement of the arguments supporting its appeal. The case is currently under review by the appellate court. We expect this proceeding to continue for several years before final resolution.

         In March 2001, 42 transporters filed a civil liability suit in the civil court of Ibague, Colombia, against three of our Colombian subsidiaries. The plaintiffs content that these subsidiaries are responsible for alleged damages caused by breach of raw material transportation contracts. The plaintiffs asked for relief in the amount of CoP130,201 million (approximately U.S.$57 million as of December 31, 2005). On February 23, 2006, CEMEX was notified of the judgment of the court dismissing the claims of the plaintiffs. The case is currently under review by the appellate court.

         On August 5, 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociacion Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogota using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed and estimate that the cost of such repair will be approximately U.S.$45 million. The court completed the evidentiary stage, and its decision is pending. We are not able to assess the likelihood of an adverse result in this lawsuit or the potential damages which could be borne by CEMEX Colombia.

         In March 2003, a lawsuit was filed in the Indonesian province of West Sumatra in the Padang District Court against (i) Gresik, an Indonesian cement producer in which we own a 25.5% interest through CAH and the

Republic of Indonesia owns a 51% interest, (ii) Semen Padang, a 99.9%-owned subsidiary of Gresik that owns and operates Gresik's Padang cement plant, and
(iii) several Indonesian government agencies. The lawsuit, which was filed by a foundation purporting to act in the interest of the people of West Sumatra, challenged the validity of the sale of Semen Padang by the Indonesian government to Gresik in 1995 on the grounds that the Indonesian government did not obtain the necessary approvals for such sale. On May 9, 2003, the Padang District Court issued an interim decision suspending Gresik's rights as a shareholder in Semen Padang on the grounds that ownership of Semen Padang was an issue in dispute. The District Court further announced its final decision in favor of the foundation on March 31, 2004. Gresik appealed the decision to the High Court of West Sumatra which subsequently ruled in favor of Gresik and annulled the March 31, 2004 decision of the District Court. According to the High Court, the foundation did not have legal standing to file the claim based on the Indonesian laws on environment, consumer protection and forestry. The case is currently at the annulment stage pending final decision by the Supreme Court.

         In addition to the case outlined in the preceding paragraph, there are two other formal legal proceedings relating to the change of management at Semen Padang as resolved during its Extraordinary General Meeting of Shareholders (EGMS) on May 12, 2003. In one case, filed by the Employees' Cooperative of Semen Padang, the District Court of Padang on January 29, 2004 ruled that the replacement of management at Semen Padang based on the EGMS was legally valid. An appeal of that decision by the former presidents of the board of directors and board of commissioners of Semen Padang was then filed with the High Court of West Sumatra, which appeal was rejected on June 2, 2005 on the grounds that the former presidents lacked standing to act for and on behalf of the boards. The case is now pending final decision at the annulment stage by the Supreme Court. In the other proceeding, certain members of the former management of PT Semen Padang have filed a request for consideration with the Supreme Court with regard to its decision in March 2003 to permit the holding of the EGMS of PT Semen Padang which led to the replacement of the former management. This request is still pending with the Supreme Court.

         After the failure of several attempts to reach a negotiated or mediated solution to these problems involving Gresik, on December 10, 2003, CEMEX Asia Holdings, Ltd., or CAH, our subsidiary through which we hold our interest in Gresik, filed a request for arbitration against the Republic of Indonesia and the Indonesian government before the International Centre for Settlement of Investment Disputes, or ICSID, based in Washington D.C. CAH is seeking, among other things, rescission of the purchase agreement entered into with the Republic of Indonesia in 1998, plus repayment of all costs and expenses, and compensatory damages. The ICSID accepted and registered CAH's request for arbitration and issued a formal notice of registration on January 27, 2004. On May 10, 2004, an Arbitral Tribunal was established to hear the dispute. The Indonesian government objected to the Arbitral Tribunal's jurisdiction over the claims asserted in CAH's request for arbitration, and on July 28-29, 2005, the Arbitral Tribunal conducted an oral hearing to resolve these jurisdictional objections. As of the date of this annual report, the Arbitral Tribunal had not yet rendered its jurisdictional decision. We cannot predict what effect, if any, this action will have on our investment in Gresik, how the Arbitral Tribunal will rule on the Indonesian government's jurisdictional objections or the merits of the dispute, or the time-frame in which the Arbitral Tribunal will rule. For a more detailed description of our investment in Gresik and the ongoing difficulties with Semen Padang, please see "Asia -- Our Indonesian Equity Investment" above.

         On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Dusseldorf Germany against CEMEX Deutschland AG and other German cement companies. CDC is seeking (euro)102 million in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany's Federal Cartel Office with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the cartel participants. In January 2006, another entity assigned alleged claims to CDC and the amount of damages being sought by CDC increased to (euro)113.5 million plus interest. The District Court in Dusseldorf has scheduled a preliminary hearing for December 6, 2006. As of December 31, 2005, we had accrued liabilities relating this matter for a total amount of approximately (euro)34 million (U.S.$40 million ).

         As of the date of this annual report, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position or results of operations.

         As of December 31, 2005, CEMEX, Inc. had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$50 million. The environmental matters relate to (i) the disposal of various materials in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

Recent Developments

Acquisition of Guatemalan Operations

         In January 2006, we acquired a grinding mill with a grinding capacity of 400,000 tons per year in Guatemala for approximately U.S.$17.4 million. We entered into an agreement to purchase these operations in September 2005 and completed the acquisition on January 1, 2006.

Divestiture of Danish Operations; Acquisition of Additional Polish Operations

         On March 2, 2006, we sold 4K Beton A/S, our Danish subsidiary, which operated 18 ready-mix concrete plants in Denmark, to Unicon A/S, a subsidiary of Cementir Group, an Italian cement producer, for approximately (euro)22 million. As part of the transaction, we purchased from Unicon A/S two companies engaged in the ready-mix concrete and aggregates business in Poland for approximately (euro)12 million. These companies operate nine ready-mix concrete plants and one aggregates quarry in Poland. We received net cash proceeds of approximately (euro)6 million, after cash and debt adjustments, from this transaction.

Termination of Lease Agreement and Purchase of Balcones Plant.

         On March 20, 2006, we agreed to terminate our lease on the Balcones cement plant located in New Braunfels, Texas prior to expiration, and purchased the Balcones cement plant for approximately U.S.$61 million.

Agreement to Sale Stake in PT Semen Gresik

         On May 3, 2006, we agreed to sell 24.9% of Gresik to Indonesia-based Rajawali Group for approximately U.S.$337 million. The purchaser's obligations under our sales contract are subject to obtaining the approval of the Indonesian government and the fulfillment of other conditions. In the event this sale is consummated, our remaining interest in Gresik will be 0.6%.

         On May 17, 2006, we received a letter from the Indonesian government purporting to exercise its right to repurchase, under the 1998 purchase agreement, pursuant to which we acquired our interest in Gresik, the Gresik shares we have agreed to sell to the Rajawali Group. However, we believe that the Indonesian government's purported exercise of this right did not comply with the requirements set forth in the 1998 purchase agreement, and we are in correspondence and in discussions with the Indonesian government concerning this issue. No assurance can be given either that the sale to the Rajawali Group will be consummated, or that the Indonesian government will purchase the Gresik shares, on the terms outlined above, or that a sale transaction on similar or different terms may be consummated with any other purchaser.

2006 Capital Expansion Program

         In February 2006, we announced a U.S.$500 million worldwide capital expansion program for 2006 to invest in the expansion of our operations in select countries where we believe such expansion is necessary to meet growing demand. We expect that this program will fund the initial phases of the expansion of our Balcones cement plant in New Braunfels, Texas, the expansion of our Yaqui cement plant in Sonora, Mexico, the construction of a new cement mill and dry mortar production plant in the Port of Cartagena, Spain, the expansion of our cement plant in Latvia and the construction of a new grinding facility for cement and slag in Dubai, United Arab Emirates, as described above, as well as investments in our operations in other countries, including the United Kingdom and France. We expect that this program will be fully funded with free cash flow generated during the year.

Recent Mexican Tax Assessments

         During May 2006, we and some of our Mexican subsidiaries were notified by the Mexican tax office of several tax assessments with respect to tax years 1992 and 2002 in a total amount of approximately Ps3,793 million (U.S.$335 million). The tax assessments are based primarily on: (i) disallowed restatement of consolidated tax loss carryforwards in the same period in which they occurred and (ii) investments made in entities incorporated in foreign countries with preferential tax regimes (Regimenes Fiscales Preferentes). We plan to contest these tax claims, and we are in the process of filing an appeal for each of these tax claims before the Mexican federal tax court. If we fail to obtain favorable rulings on appeal, these tax claims may have a material impact on us.

Other Recent Developments

         For a description of recent developments relating to our indebtedness, please see Item 5 -- "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Recent Developments."


Item 4A -  Unresolved Staff Comments
           -------------------------

         Not applicable.

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

         Readers are urged to read this entire annual report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this annual report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission.

         This annual report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of these data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified these data nor sought the consent of any organizations to refer to their reports in this annual report.

Overview

         The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. See note 25 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

         Mexico experienced annual inflation rates of 3.9% in 2003, 5.4% in 2004, and 3.0% in 2005. Mexican GAAP requires that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been restated in constant Mexican Pesos as of December 31, 2005. They have been restated using the CEMEX weighted average inflation factors, as explained in note 3B to our consolidated financial statements included elsewhere in this annual report.

         The percentage changes in cement sales volumes described in this annual report for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Likewise, unless otherwise indicated, the net sales financial information presented in this annual report for our operations in each country or region includes the

Mexican Peso amount of sales derived from sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our consolidated financial statements included elsewhere in this annual report.

         The following table sets forth selected financial information as of and for each of the three years ended December 31, 2003, 2004 and 2005 by principal geographic segment expressed as an approximate percentage of our total consolidated group before eliminations resulting from consolidation. Through the RMC acquisition, we acquired new operations in the United States, Spain, Africa and the Middle East and Asia, which had a significant impact on our operations in those segments, and we acquired operations in the United Kingdom and the Rest of Europe, in which segments we did not have operations prior to the RMC acquisition. The financial information as of and for the year ended December 31, 2005 in the table below includes the consolidation of RMC's operations for the ten-month period ended December 31, 2005. We operate in countries and regions with economies in different stages of development and structural reform, with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions. The variations in
(1) the exchange rates used in the translation of the local currency to Mexican Pesos, and (2) the rates of inflation used for the restatement of our financial information to constant Mexican Pesos, as of the latest balance sheet presented, may affect the comparability of our results of operations and consolidated financial position from period to period.

                                                                    %
                                                                  South
                                                                 America,   %
                                                                 Central  Africa
                               %                %         %      America  and the
                      %      United     %     United   Rest of   and the  Middle   %      %                Elimina-   Consoli-
                    Mexico   States   Spain   Kingdom   Europe  Caribbean  East   Asia  Others   Combined   tions      dated
                               (in millions of constant Mexican Pesos as of December 31, 2005, except percentages)
Net Sales For the
Period Ended:

December 31, 2003     34%      22%      16%      N/A      N/A      15%      2%      2%      9%  Ps 89,504  Ps(7,459)  Ps 82,045
December 31, 2004     33%      22%      16%      N/A      N/A      15%      2%      2%     10%     94,985    (7,923)     87,062
December 31, 2005     19%      25%      9%        9%      16%      9%       3%      2%      8%    175,655   (12,946)    162,709

Operating Income
For the Period
Ended:

December 31, 2003     70%      14%      18%      N/A      N/A      20%      2%      --   (24)%     16,665        --      16,665
December 31, 2004     60%      16%      18%      N/A      N/A      21%      3%      1%   (19)%     19,783        --      19,783
December 31, 2005     41%      27%      14%       2%       7%      9%       4%      2%    (6)%     26,409        --      26,409

Total Assets at:

December 31, 2003     22%      18%      14%      N/A      N/A      11%      2%      3%     30%    261,274   (77,865)    183,409
December 31, 2004     23%      16%      12%      N/A      N/A      11%      2%      3%     33%    263,703   (78,019)    185,684
December 31, 2005     18%      18%      7%       12%      12%      7%       2%      3%     21%    411,812  (127,584)    284,228


Critical Accounting Policies

         We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income Taxes

         Our operations are subject to taxation in many different jurisdictions throughout the world. Under Mexican GAAP, we recognize deferred tax assets and liabilities using a balance sheet methodology, which requires a determination of the permanent and temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Significant judgment is required to appropriately assess the amounts of tax assets and liabilities.
We record tax assets when we believe that the recoverability of the asset is determined to be more likely than not in accordance with established accounting principles. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

         Our overall strategy is to structure our worldwide operations to minimize or defer the payment of income taxes on a consolidated basis. Many of the activities we undertake in pursuing this tax reduction strategy are highly complex and involve interpretations of tax laws and regulations in multiple jurisdictions and are subject to review by the relevant taxing authorities. It is possible that the taxing authorities could challenge our application of these regulations to our operations and transactions. The taxing authorities have in the past challenged interpretations that we have made and have assessed additional taxes. Although we have from time to time paid some of these additional assessments, in general we believe that these assessments have not been material and that we have been successful in sustaining our positions. No assurance can be given, however, that we will continue to be as successful as we have been in the past or that pending appeals of current tax assessments will be judged in our favor.

Recognition of the effects of inflation

         Under Mexican GAAP, the financial statements of each subsidiary are restated to reflect the loss of purchasing power (inflation) of its functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception of fixed assets of foreign origin and the equity accounts, are restated to account for inflation using the consumer price index applicable in each country. Fixed assets of foreign origin are restated using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency. The result is reflected as an increase or decrease in the carrying value of each item, and is presented in consolidated stockholders' equity in the line item Effects from Holding Non-Monetary Assets. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

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

Derivative financial instruments

         As mentioned in note 3L to our consolidated financial statements included elsewhere in this annual report, in compliance with the guidelines established by our risk management committee, we use derivative financial instruments such as interest rate and currency swaps, currency and stock forward contracts, options and futures, in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) forecasted transactions, (ii) net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. These instruments have been negotiated with institutions with significant financial capacity;

therefore, we consider the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

         Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair value and the changes in such values in the income statement for the period in which they occur, unless such instruments have been designated as accounting hedges of debt or equity instruments. Until December 31, 2004,no specific rules existed in Mexico for hedging transactions. Beginning January 1, 2005, Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", establishes accounting standards for hedging instruments. Some of our instruments have been designated as accounting hedges of debt or equity instruments (see note 3L to our consolidated financial statements included elsewhere in this annual report).

         Interest accruals generated by interest rate swaps and cross currency swaps are recognized as financial expense, adjusting the effective interest rate of the related debt. Interest accruals from other hedging derivative instruments are recorded within the same item when the effects of the primary instrument subject to the hedging relation are recognized. Transaction costs are deferred and amortized in earnings over the life of the instrument or immediately upon settlement. See notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report.

         Pursuant to the accounting principles established by Mexican GAAP, our balance sheets and income statements are subject to volatility arising from variations in interest rates, exchange rates, share prices and other conditions established in our derivative instruments. The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished at the reporting date, between willing parties in an arm's length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments determined by us and used by us for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the counterparties to these financial instruments; nonetheless, significant judgment is required to account appropriately for the effects of derivative financial instruments in the financial statements.

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

Impairment of long-lived assets

         Our balance sheet reflects significant amounts of long-lived assets (mainly fixed assets and goodwill) associated with our operations throughout the world. Many of these amounts have resulted from past acquisitions, which have required us to reflect these assets at their fair market values at the dates of acquisition. According to their characteristics and the specific accounting rules related to them, we assess the recoverability of our long-lived assets periodically or whenever events or circumstances arise that we believe trigger a requirement to review such carrying values. This determination requires substantial judgment and is highly complex when considering the myriad of countries in which we operate, each of which has its own economic circumstances that have to be monitored. Additionally, we monitor the lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether an impairment has occurred.

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

Asset retirement obligations

         Beginning in 2003, we recognize unavoidable obligations, legal or assumed, to restore the site or the environment when removing operating assets at the end of their useful lives. These obligations represent the net present value of expected cash flows to be incurred in the restoration process, and are initially recognized against the related assets' book value. The additional asset is depreciated during its remaining useful life. The increase of the liability, by the passage of time, is charged to results of the period. Adjustments to the obligation for changes in the estimated cash flows or the estimated disbursement period are made against fixed assets, and depreciation is modified prospectively.

         In our case, asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, derived from commitments, both legal or assumed, so that at the end of the operation, the sites where raw material is extracted, the maritime terminals and other production sites, are left in acceptable conditions. We record provisions for situations that have been identified and quantified, which requires significant judgment in assessing the estimated cash outflows that will be disbursed upon retirement of the related assets. See notes 3M and 13 to our consolidated financial statements included elsewhere in this annual report.

Transactions in our own stock

         From time to time we have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our consolidated financial statements included elsewhere in this annual report. We have viewed these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant judgment necessary to properly account for these transactions, as the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our income statement. These transactions raise the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others. In October 2005, in connection with our non-dilutive equity offering, we settled substantially all our obligations related to transactions in our own stock. See notes 2, 16E and 17A to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

Consolidation of Our Results of Operations

         Our consolidated financial statements, included elsewhere in this annual report, include those subsidiaries in which we hold a majority interest or which we otherwise control. All significant intercompany balances and transactions have been eliminated in consolidation.

         For the periods ended December 31, 2003, 2004, and 2005 our consolidated results reflect the following transactions:

         o On December 22, 2005, we terminated our 50/50 joint ventures with Lafarge Asland in Spain and Portugal, which we acquired in the RMC acquisition. Under the terms of the termination agreement, Lafarge Asland received a 100% interest in both joint ventures and we received (euro)50 million in cash, as well as 29 ready-mix concrete plants and six aggregates quarries in Spain. Our consolidated financial statements for the year ended December 31, 2005 include our 50% interest in the results of operations relating to these joint venture assets through the proportionate consolidation method for the period from March 1, 2005 through December 22, 2005 only.

         o On August 29, 2005, we sold RMC's operations in the Tucson, Arizona area, consisting of several ready-mix and related assets, to California Portland Cement Company for a purchase price of approximately U.S.$16 million. Our consolidated financial statements for the year ended December 31, 2005 include the results of operations relating to these assets for the period from March 1, 2005 through August 29, 2005 only.

         o On July 1, 2005, we and Ready Mix USA established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and eleven cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. In a separate transaction, on September 1, 2005, we sold 27 ready-mix plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million. As of December 31, 2005, we had control of, and consolidated, CEMEX Southeast, LLC, while our interest in Ready Mix USA, LLC was accounted for by the equity method since it was controlled by Ready Mix USA as of that date. The value of our assets relating to these companies was calculated based on the relative values of the assets contributed by us to each company. Our consolidated financial statements for the year ended December 31, 2005 include the results of operations relating to the assets we contributed to Ready Mix USA, LLC for the period from January 1, 2005 through July 1, 2005 only and the results of operations relating to the assets we sold to Ready Mix USA, LLC for the period from March 1, 2005 through September 1, 2005 only since we acquired those assets in the RMC acquisition.

         o On June 1, 2005, we sold a cement terminal adjacent to the Detroit river to the City of Detroit for a purchase price of approximately U.S.$24 million. Our consolidated financial statements for the year ended December 31, 2005 include the results of operations relating to this cement terminal for the five-month period ended May 31, 2005 only.

         o On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participacoes S.A., a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The combined capacity of the two cement plants sold was approximately two million tons per year, and the operations of these plants represented approximately 9% of our U.S. operations' operating cash flow for the year ended December 31, 2004. Our consolidated financial statements for the year ended December 31, 2005 include the results of operations relating to these assets for the three-month period ended March 31, 2005 only.

         o On March 1, 2005, we completed our acquisition of RMC for a total purchase price of approximately U.S.$6.5 billion, which included approximately U.S.$2.2 billion of assumed debt. We accounted for the acquisition as a purchase under Mexican GAAP, which means that our consolidated financial statements only include RMC from the date of the acquisition. Our consolidated financial statements for the year ended December 31, 2005 include RMC's results of operations for the ten-month period ended December 31, 2005. Our consolidated financial statements for each of the years ended

              December 31, 2003 and 2004 do not include RMC's results of operations. As a result, the financial information for the year ended December 31, 2005 is not comparable to the prior periods.

         o In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$100 million. The single cement plant, which had an annual production capacity of 560,000 tons, was sold on March 31, 2005 as part of the U.S. asset sale described elsewhere in this annual report.

         o In July 2002, we entered into agreements with other CAH investors to purchase their CAH shares in exchange for CPOs through quarterly share exchanges in 2003 and 2004. In 2003, 84,763 CAH shares were exchanged for 1,683,822 CPOs, with an approximate value of U.S.$7.8 million. In 2004, 1,398,602 CAH shares were exchanged for 27,850,713 CPOs with an approximate value of U.S.$172 million. For accounting purposes, these exchanges were considered effective as of July 2002. With these exchanges, we increased our equity interest in CAH to 92.3%. In August 2004, we acquired an additional 6.8% equity interest in CAH (695,065 CAH shares) for approximately U.S.$70 million, and in December 2005, we acquired the remaining 0.9% interest in CAH (93,241 CAH shares) for approximately U.S.$8 million, thereby increasing our total equity interest in CAH to 100%.

Selected Consolidated Income Statement Data

         The following table sets forth selected consolidated income statement data for CEMEX for each of the three years ended December 31, 2003, 2004, and 2005 expressed as a percentage of net sales.

                                                                                       Year Ended December 31,
                                                                             -----------------------------------------
                                                                                 2003            2004           2005
                                                                             -------------  --------------  -----------
Net sales............................................................           100.0           100.0           100.0
Cost of sales........................................................           (57.6)          (56.3)          (60.5)
                                                                             -------------  --------------  -----------
     Gross profit....................................................            42.4            43.7            39.5
Operating expenses:..................................................
   Administrative....................................................           (11.1)          (10.2)          (9.4)
   Selling...........................................................           (11.0)          (10.8)          (13.9)
                                                                             -------------  --------------  -----------
      Total operating expenses.......................................           (22.1)          (21.0)          (23.3)
                                                                             -------------  --------------  -----------
   Operating income.................................................             20.3            22.7            16.2
Net comprehensive financing income (cost):
   Financial expense.................................................            (5.3)           (4.6)           (3.4)
   Financial income..................................................             0.2             0.3             0.3
   Foreign exchange gain (loss), net.................................            (2.4)           (0.3)           (0.5)
   Gain (loss) on valuation of marketable securities and other
      investments....................................................            (0.8)            1.5             2.5
   Monetary position gain............................................             4.6             4.7             2.8
                                                                             -------------  --------------  -----------
   Net comprehensive financing income (cost).........................            (3.7)            1.6             1.7
                                                                             -------------  --------------  -----------
Other expenses, net..................................................            (6.4)           (5.9)           (2.1)
   Income before income tax, business assets tax, employees'
     statutory profit sharing and equity in income of affiliates.....            10.2            18.4            15.8
                                                                             -------------  --------------  -----------
Income tax and business assets tax, net..............................            (1.3)           (2.3)           (2.2)
Employees' statutory profit sharing..................................            (0.2)           (0.4)             --
                                                                             -------------  --------------  -----------
   Total income taxes, business assets tax and employees' statutory
     profit sharing..................................................            (1.5)           (2.7)           (2.2)
   Income before equity in income of affiliates......................             8.7            15.7            13.6
Equity in income of affiliates.......................................             0.5             0.6             0.6
                                                                             -------------  --------------  -----------
Consolidated net income..............................................             9.2            16.3            14.2
                                                                             -------------  --------------  -----------
Minority interest net income.........................................             0.4             0.3             0.4
                                                                             -------------  --------------  -----------
Majority interest net income.........................................             8.8            16.0            13.8
                                                                             -------------  --------------  -----------

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

   Overview

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2005 compared to the year ended December 31, 2004 in our sales volumes and average prices for each of our geographic segments.

 --------------------------------- ----------------------------- --------------- ------------------------------
                                                                  Export Sales    Average Domestic Prices in
                                      Domestic Sales Volumes        Volumes           Local Currency (1)

       Geographic Segment             Cement        Ready-Mix        Cement         Cement        Ready-Mix
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 North America
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Mexico                                 +1%           +15%            +54%             -2%             -3%
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 United States (2)                      +6%          +177%             N/A            +18%            +25%
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Europe
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Spain (3)                              +4%           +57%            -40%             +6%             +5%
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 UK (4)                                 N/A            N/A             N/A             N/A             N/A
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Rest of Europe (5)                     N/A            N/A             N/A             N/A             N/A
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 South/Central America and the
   Caribbean (6)
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Venezuela                             +38%           +27%            -21%             +9%            +23%
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Colombia                              +33%           +17%             N/A            -42%            -14%
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Rest of  South/Central America
   and the Caribbean (7)                +5%           +49%            +34%             -3%             +4%
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Africa and the Middle East (8)
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Egypt                                 +23%           +41%            -53%            +13%            +18%
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Rest of Africa and the Middle
   East (9)                             N/A            N/A             N/A             N/A             N/A
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Asia (10)
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Philippines                            -1%            N/A           +116%            +13%             N/A
 --------------------------------- -------------- -------------- --------------- -------------- ---------------
 Rest of Asia (11)                      +9%            N/A             N/A             -1%             N/A
 --------------------------------- -------------- -------------- --------------- -------------- ---------------

N/A = Not Applicable
(1) Represents the average change in domestic cement and ready-mix prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms based on total sales volumes in the region.
(2) Our cement and ready-mix concrete sales volumes and average prices in the United States for the year ended December 31, 2005 include the sales volumes and average prices of the cement and ready-mix concrete operations in the United States we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005, except that the sales volumes and average prices relating to the assets we contributed on July 1, 2005, and the assets we sold on September 1, 2005, to Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest, are included only for the periods from March 1, 2005 through July 1, 2005 and from March 1, 2005 through September 1, 2005, respectively.
(3) Our ready-mix concrete sales volumes and average prices in Spain for the year ended December 31, 2005 include the sales volumes and average prices of the joint venture ready-mix concrete operations in Spain we acquired as a result of the RMC acquisition, which operations we divested on December 22, 2005 in connection with the termination of the joint venture with Lafarge Asland through which such operations were conducted, for the period from March 1, 2005 through December 22, 2005.
(4) Our United Kingdom segment includes the operations in the United Kingdom we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(5) Our Rest of Europe segment includes the operations in Germany, France, Republic of Ireland, Czech Republic, Austria, Poland, Croatia, Hungary, Latvia and Denmark we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(6) Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 7 below; however, in above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(7) Rest of South/Central America and the Caribbean includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico and our trading activities in the Caribbean, as well as the operations in Jamaica and Argentina we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(8) Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 9 below; however, in the above table, our operations in Egypt are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(9) Rest of Africa and the Middle East includes the operations in the United Arab Emirates and Israel we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.

(10) Our Asia segment includes our operations in the Philippines and the operations listed in note 11 below; however, for in the above table, our operations in the Philippines are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(11) Rest of Asia includes our operations in Thailand, Bangladesh and other assets in the Asian region, as well as the operations in Malaysia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.

         On a consolidated basis, our cement sales volumes increased approximately 23%, from 65.8 million tons in 2004 to 80.6 million tons in 2005, and our ready-mix concrete sales volumes increased approximately 191%, from
23.9 million cubic meters in 2004 to 69.5 million cubic meters in 2005. Our net sales increased approximately 87% from Ps87,062 million in 2004 to Ps162,709 million in 2005, and our operating income increased approximately 33% from Ps19,783 million in 2004 to Ps26,409 million in 2005.

         Excluding the effect of the consolidation of RMC's operations, from 2004 to 2005, our consolidated cement sales volumes increased approximately 4%, our consolidated ready-mix concrete sales volumes increased approximately 16%, our consolidated net sales increased approximately 13%, and our consolidated operating income increased approximately 14%.

         The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2004 and 2005. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using our weighted average inflation factor; therefore, such variations differ substantially from those based solely on the countries' local currencies:

-----------------------------------------------------------------------------------------------------------
                                                Net Sales
-----------------------------------------------------------------------------------------------------------
                                                      Approximate                      For the Year
                                                       Currency                      Ended December 31,
                                                     Fluctuations,              ---------------------------
                                                        Net of     Variations
                                     Variations in    Inflation    in Constant
Geographic Segment                 Local Currency(1)   Effects     Mexican Pesos    2004         2005
-----------------------------------------------------------------------------------------------------------
                                                                                (In millions of constant
                                                                                   Mexican Pesos as of
                                                                                    December 31, 2005)
                                                                                ---------------------------
North America

Mexico.............................      +0.7%          +7.4%          +8.1%       31,196       33,732
United States (2)..................     +105.4%         +0.5%         +105.9%      21,097       43,441

Europe

Spain (3)..........................     +10.3%          -1.1%          +9.2%       14,741       16,098
United Kingdom (4).................       N/A            N/A            N/A        N/A          16,299
Rest of Europe (5).................       N/A            N/A            N/A        N/A          28,837

South/Central America and the
   Caribbean

Venezuela..........................     +15.8%          +1.8%         +17.6%        3,742        4,399
Colombia...........................     -16.7%          +18.4%         +1.7%        2,620        2,664
Rest of  South / Central America
   and the Caribbean (6)...........     +11.7%          -13.9%         -2.2%        7,357        7,195

Africa and Middle East

Egypt..............................     +27.1%          +11.3%        +38.4%        2,028        2,806
Rest of Africa and the Middle East
   (7).............................       N/A            N/A            N/A          N/A         2,981

Asia

Philippines........................     +18.3%          +7.8%         +26.1%        1,617        2,039
Rest of Asia (8)...................       N/A            N/A            N/A          N/A         1,019

Others (9).........................     +33.1%          +0.5%         +33.6%       10,587       14,145
                                                                                ---------------------------
                                                                      +84.9%       94,985       175,655

Eliminations from consolidation....                                                (7,923)     (12,946)
                                                                                ---------------------------
Consolidated net sales.............                                   +86.9%       87,062       162,709
                                                                                ===========================

-----------------------------------------------------------------------------------------------------------
                                             Operating Income
-----------------------------------------------------------------------------------------------------------
                                                      Approximate                      For the Year
                                                       Currency                      Ended December 31,
                                                     Fluctuations,              ---------------------------
                                                        Net of     Variations
                                     Variations in    Inflation    in Constant
Geographic Segment                 Local Currency(1)   Effects     Mexican Pesos    2004         2005
-----------------------------------------------------------------------------------------------------------
                                                                                (In millions of constant
                                                                                   Mexican Pesos as of
                                                                                    December 31, 2005)
                                                                                ---------------------------
North America

Mexico.............................     -14.6%          +6.3%          -8.3%       11,707       10,734
United States (2)..................     +156.7%         +0.7%         +157.4%       2,776        7,145

Europe

Spain (3)..........................     +16.8%          -10.2%         +6.6%        3,582        3,819
United Kingdom (4).................       N/A            N/A            N/A        N/A            567
Rest of Europe (5).................       N/A            N/A            N/A        N/A           1,795

South/Central America and the
   Caribbean (6)

Venezuela..........................     +20.7%          +1.8%         +22.5%        1,169        1,432
Colombia...........................     -73.5%          +3.8%         -69.7%        1,194         362
Rest of  South/Central America and
   the Caribbean (7)...............     -53.7%          -5.6%         -59.3%        1,685         685

Africa and Middle East (8)

Egypt..............................     +56.6%          +13.9%        +70.5%         613         1,045
Rest of Africa and the Middle East
   (9).............................       N/A            N/A            N/A          N/A          100

Asia (10)

Philippines........................     +41.7%          +9.5%         +51.2%         289          437
Rest of Asia (11)..................       N/A            N/A            N/A          N/A          (18)

Others (12)........................     +48.6%          -1.0%         +47.6%       (3,232)      (1,694)
                                                                                ---------------------------
Consolidated operating income......                                   +33.5%      s 19,783       26,409
                                                                                ===========================

__________________________
N/A = Not Applicable
(1) For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2) Our net sales and operating income in the United States for the year ended December 31, 2005 include the results of the cement and ready-mix concrete operations in the United States we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005, except that the results of the assets we contributed on July 1, 2005, and the assets we sold on September 1, 2005, to Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest, are included only for the periods from March 1, 2005 through July 1, 2005 and from March 1, 2005 through September 1, 2005, respectively.
(3) Our net sales and operating income in Spain for the year ended December 31, 2005 include the proportionally consolidated results of the joint venture ready-mix concrete operations in Spain we acquired as a result of the RMC acquisition, which operations we divested on December 22, 2005 in connection with the termination of the joint venture with Lafarge Asland through which such operations were conducted, for the period from March 1, 2005 through December 22, 2005.
(4) Our United Kingdom segment includes the operations in the United Kingdom we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(5) Our Rest of Europe segment includes the operations in Germany, France, Republic of Ireland, Czech Republic, Austria, Poland, Croatia, Hungary, Latvia and Denmark we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(6) Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 7 below; however, in the above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(7) Rest of South/Central America and the Caribbean includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico and our trading activities in the Caribbean, as well as the operations in Jamaica and Argentina we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(8) Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 9 below; however, in the above table, our operations in Egypt are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(9) Rest of Africa and the Middle East includes the operations in the United Arab Emirates and Israel we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.

(10) Our Asia segment includes our operations in the Philippines and the operations listed in note 11 below; however, for in the above table, our operations in the Philippines are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(11) Rest of Asia includes our operations in Thailand, Bangladesh and other assets in the Asian region, as well as the operations in Malaysia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
 (12) Our Others segment includes our worldwide trade maritime operations, our information solutions company and other minor subsidiaries.

   Net Sales

         Our net sales increased approximately 87% from Ps87,062 million in 2004 to Ps162,709 million in 2005 in constant Peso terms. The increase in net sales was primarily attributable to the consolidation of RMC's operations for ten months in 2005 and higher sales volumes and prices in our operations in most of our markets, which were partially offset by lower domestic cement prices in South America, Central America and the Caribbean and by our divestiture in March 2005 of two cement plants and other assets in the United States, and our contribution in July 2005 and sale in September 2005 of ready-mix concrete, aggregates and concrete block assets in the United States to an entity in which we own a 49.99% interest. Excluding the effect of the consolidation of RMC's operations, our net sales increased approximately 6% during 2005 compared to 2004. Of our consolidated net sales in 2004 and 2005, approximately 71% and 70%, respectively, were derived from sales of cement, approximately 24% and 26%, respectively, from sales of ready-mix concrete and approximately 5% and 4%, respectively, from sales of other construction materials, including aggregates, and services.

         Through the RMC acquisition, we acquired additional operations in the United States, Spain, Africa and the Middle East and Asia, which had a significant impact on our operations in those segments, and we acquired operations in the United Kingdom and the Rest of Europe, in which segments we did not have operations prior to the RMC acquisition. The operating data set forth below in the discussion of our United Kingdom, France and Germany operations for 2004 and for January and February of 2005 represent operating data for those operations prior to our acquisition of RMC.

         Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

      Mexico

         Our Mexican operations' domestic cement sales volumes increased approximately 1% in 2005 compared to 2004, and ready-mix concrete sales volumes increased approximately 15% during the same period. The increases in sales volumes were primarily due to increased government spending on infrastructure projects and increased demand in the residential construction sector, which were partially offset by a weak self-construction sector. Our Mexican operations' cement export volumes, which represented approximately 10% of our Mexican cement sales volumes in 2005, increased approximately 54% in 2005 compared to 2004, primarily as a result of increased cement demand in the United States. Of our Mexican operations' total cement export volumes during 2005, 73% was shipped to the United States, 26% to Central America and the Caribbean and 1% to South America. Our Mexican operations' average domestic sales price of cement decreased approximately 2% in constant Peso terms in 2005 compared to 2004 (increased approximately 3% in nominal Peso terms). Our Mexican operations' average sales price of ready-mix concrete decreased approximately 3% in constant Peso terms (increased approximately 1% in nominal Peso terms) over the same period. For the year ended December 31, 2005, sales of ready-mix concrete in Mexico represented approximately 28% of our Mexican operations' net sales.

         As a result of the increases in domestic cement and ready-mix concrete sales volumes and cement export volumes, net sales in Mexico, in constant Peso terms, increased approximately 8% in 2005 compared to 2004, despite the decreases in the average domestic sales prices of cement and ready-mix concrete.

      United States

         Our U.S. operations' cement sales volumes, which include cement purchased from our other operations, increased approximately 6% in 2005 compared to 2004, and ready-mix concrete sales volumes increased approximately 177% during the same period. The increases in sales volumes resulted primarily from the consolidation of RMC's U.S. operations for ten months in 2005 (representing approximately 7% of our U.S. cement sales volumes and approximately 60% of our U.S. ready-mix concrete sales volumes), as well as increased demand in the public sector, particularly in streets and highway construction, increased demand in the residential sector and the industrial and commercial sector, which were partially offset by our divestiture in March 2005 of two cement plants and other assets in the Great Lakes region, and our contributions in July 2005 and sale in September 2005 of ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, an entity in which we own a 49.99% interest. Our U.S. operations' average sales price of cement increased approximately 18% in Dollar terms in 2005 compared to 2004, and the average sales price of ready-mix concrete increased approximately 25% in Dollar terms over the same period. The increases in average prices were primarily due to continued strength in demand for, and limited supply of, cement and ready-mix concrete. For the year ended December 31, 2005, sales of ready-mix concrete in the United States represented approximately 46% of our U.S. operations' net sales.

         As a result of the increases in cement and ready-mix concrete sales volumes and the increases in the average sales prices of cement and ready-mix concrete, net sales in the United States, in Dollar terms, increased approximately 105% in 2005 compared to 2004.

      Spain

         Our Spanish operations' domestic cement sales volumes increased approximately 4% in 2005 compared to 2004, and ready-mix concrete sales volumes increased approximately 57% during the same period. The increases in sales volumes resulted primarily from the proportional consolidation of RMC's Spanish joint venture operations for nearly ten months in 2005 (representing approximately 29% of our Spanish ready-mix concrete sales volumes), as well as strong residential construction activity and increased spending in the public-works sector, particularly on infrastructure projects. Our Spanish operations' cement export volumes, which represented approximately 1% of our Spanish cement sales volumes in 2005, decreased approximately 40% in 2005 compared to 2004 primarily due to increased domestic demand. Of our Spanish operations' total cement export volumes in 2005, 19% was shipped to Europe and the Middle East, 29% to Africa, and 52% to the United States. Our Spanish operations' average domestic sales price of cement increased approximately 18% in Euro terms in 2005 compared to 2004, and the average price of ready-mix cement increased approximately 25% in Euro terms over the same period. The increases in average prices were primarily due to increased demand for cement and ready-mix concrete. For the year ended December 31, 2005, sales of ready-mix concrete in Spain represented approximately 32% of our Spanish operations' net sales.

         As a result of the increases in domestic cement and ready-mix concrete sales volumes and the increases in the average domestic sales prices of cement and ready-mix concrete, net sales in Spain, in Euro terms, increased approximately 10% in 2005 compared to 2004, despite the decline in cement export volumes.

      United Kingdom

         Our United Kingdom operations consist of the United Kingdom operations we acquired from RMC, which are consolidated in our results of operations for ten months in 2005. Cement sales volumes in these United Kingdom operations decreased approximately 2% in 2005 compared to 2004, and ready-mix concrete sales volumes decreased approximately 1% during the same period. The decreases in sales volumes were primarily due to slower than expected growth in the U.K. economy resulting in decreased construction activity in the repair, maintenance and improvement sector and the public-works sector, which were partially offset by moderate increases in demand in the residential sector and the industrial sector. Our United Kingdom operations' net sales for the ten-month period ended December 31, 2005 represented approximately 9% our net sales in constant Peso terms, before eliminations resulting from consolidation, for 2005.

      Rest of Europe

         Our operations in our Rest of Europe segment in 2005 consisted of the operations we acquired from RMC in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden, which are consolidated in our results of operations for ten months in 2005. Our Rest of Europe operations' net sales for the ten-month period ended December 31, 2005 represented approximately 16% our net sales in constant Peso terms, before eliminations resulting from consolidation, for 2005, and our Rest of Europe operations' operating income for the ten-month period ended December 31, 2005 represented approximately 7% of our consolidated operating income, in constant Peso terms, for 2005. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

         In Germany, cement sales volumes in the operations we acquired from RMC decreased approximately 8% in 2005 compared to 2004, and ready-mix concrete sales volumes in those operations decreased approximately 12% during the same period. These decreases are primarily due to a weak German economy, a high unemployment rate, the slow growth of disposable income and political uncertainty, resulting in decreased construction activity.

         In France, ready-mix concrete sales volumes in the operations we acquired from RMC increased approximately 6% in 2005 compared to 2004, primarily as a result of strong demand from the housing sector due to tax incentives to promote housing construction and the launch of a new social housing program.

      South America, Central America and the Caribbean

         Our operations in South America, Central America and the Caribbean in 2005 consisted of our operations in Venezuela and Colombia, the operations we acquired from RMC in Argentina, which are consolidated in our results of operations for ten months in 2005, and our Central American and Caribbean operations, which included our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and the operations we acquired from RMC in Jamaica, which are consolidated in our results of operations for ten months in 2005, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico.

         Our South America, Central America and the Caribbean operations' domestic cement sales volumes increased 19% in 2005 compared to 2004, and ready-mix concrete sales volumes increased 31% over the same period. The increases in sales volumes are primarily attributable to the increased sales volumes in our Venezuelan and Colombian operations described below, as well as increased demand in the Dominican Republic due to new tourist development, new infrastructure projects in Panama and the commencement of ready-mix operations in Nicaragua and Costa Rica. Our South America, Central American and Caribbean operations' average domestic sales price of cement decreased approximately 11% in Dollar terms in 2005 compared to 2004 due to competitive pressures in the Colombian market, while the average sales price of ready-mix concrete increased approximately 4% in Dollar terms over the same period. For the year ended December 31, 2005, sales of ready-mix concrete in South America, Central America and the Caribbean represented approximately 27% of our South America, Central America and the Caribbean operations' net sales. Set forth below is a discussion of sales volumes in Venezuela and Colombia, the most significant countries in our South America, Central American and Caribbean segment, based on net sales.

         Our Venezuelan operations' domestic cement sales volumes increased approximately 38% in 2005 compared to 2004, and ready-mix concrete sales volumes increased approximately 27% during the same period. The increases in volumes resulted primarily from increased government spending in the public sector due to higher oil revenues and increased demand in the self-construction sector. Our Venezuelan operations' cement export volumes, which represented approximately 42% of our Venezuelan cement sales volumes in 2005, decreased approximately 21% in 2005 compared to 2004 primarily due to increased domestic demand. Of our Venezuelan operations' total cement export volumes during 2005, 76% was shipped to North America and 24% to South America and the Caribbean.

         Our Colombian operations' cement volumes increased approximately 33% in 2005 compared to 2004, and ready-mix concrete sales volumes increased approximately 17% during the same period. The increases in sales volumes resulted primarily from increased demand in the self-construction sector due to lower unemployment and higher wages and increased spending in the public works sectors.

         As a result of the increases in domestic cement sales volumes, ready-mix concrete sales volumes and the average sales prices of ready-mix concrete, net sales in our South America, Central America and the Caribbean operations, in constant Peso terms, increased approximately 4% in 2005 compared to 2004, despite the decrease in the average domestic sales prices of cement in Colombia and the decline in Venezuelan cement export volumes.

      Africa and the Middle East

         Our operations in Africa and the Middle East consist of our operations in Egypt and the operations we acquired from RMC in the United Arab Emirates
(UAE) and Israel, which are consolidated in our results of operations for ten months in 2005.

         Our Africa and the Middle East operations' domestic cement sales volumes increased approximately 23% in 2005 compared to 2004, primarily as a result of increased demand in the housing sector and increased government spending on infrastructure in Egypt due to higher oil revenues. Our Africa and the Middle East operations' average domestic sales price of cement increased approximately 13% in Egyptian pound terms and approximately 21% in Dollar terms in 2005 compared to 2004, primarily due to better overall market conditions in Egypt. Our Africa and the Middle East operations' cement export volumes, which represented approximately 14% of our Africa and the Middle East operations' cement sales volumes in 2005, decreased approximately 53% in 2005 compared to 2004 primarily due to increased domestic demand in Egypt. Of our Africa and the Middle East operations' total cement export volumes during 2005, 95% was shipped to Europe and 5% was shipped to Africa. Our Africa and the Middle East operations' ready-mix concrete sales volumes increased significantly in 2005 compared to 2004 primarily as a result of the consolidation of RMC's UAE and Israeli operations for ten months in 2005 (representing approximately 92% of our ready-mix concrete sales volumes in the region). For the year ended December 31, 2005, sales of ready-mix concrete in Africa and the Middle East represented approximately 51% of our Africa and the Middle East operations' net sales.

         As a result of the consolidation of RMC's UAE and Israeli operations and the increases in domestic cement sales volumes and the average domestic sales prices of cement in our Egyptian operations, net sales in our Africa and the Middle East operations, in constant Peso terms, increased approximately 185% in 2005 compared to 2004, despite the decline in cement export volumes.

      Asia

         Our operations in Asia consist of our operations in the Philippines, Thailand, Bangladesh, Taiwan and the operations we acquired from RMC in Malaysia, which are consolidated in our results of operations for ten months in 2005. Our Asian operations' domestic cement sales volumes increased approximately 2% in 2005 compared to 2004, primarily due to strong cement demand in the housing sector in Thailand and greater market coverage in Bangladesh, which were partially offset by decreased demand in the Philippines as a result of political uncertainty, while the average sales price of cement in the region increased approximately 10%, in Dollar terms, during the same period. Our Asian operations' cement export volumes, which represented approximately 18% of our Asian operations' cement sales volumes in 2005, increased approximately 116% in 2005 compared to 2004 primarily due to expansion into other markets in the Middle East and Southeast Asia. Of our Asian operations' total cement export volumes during 2005, 58% was shipped to the Middle East and 42% to the Southeast Asia region. Our Asian operations' ready-mix concrete sales volumes increased significantly in 2005 compared to 2004, primarily due to the consolidation of RMC's Malaysian operations for ten months in 2005 (representing nearly all of our ready-mix concrete sales volumes in the region). For the year ended December 31, 2005, sales of ready-mix concrete in Asia represented approximately 15% of our Asian operations' net sales.

         Primarily as a result of the increases in domestic cement sales volumes, cement export volumes and the average sales price of cement, but also as a result of the consolidation of RMC's Malaysian ready-mix concrete operations, net sales in our Asian operations, in constant Peso terms, increased approximately 89% in 2005 compared to 2004.

      Others

         Our Others segment includes our worldwide cement, clinker and slag trading operations, our information solutions company and other minor subsidiaries. Net sales in our Others segment increased approximately 34% in 2005 compared to 2004 in constant Peso terms, primarily as a result of a 74% increase in our trading operations' net sales in 2005 compared to 2004 due to increased trading activity resulting from the consolidation of RMC's trading operations for ten months in 2005. For the year ended December 31, 2005, our trading operations' net sales represented approximately 69% of our Others segment's net sales.

   Cost of Sales

         Our cost of sales, including depreciation, increased approximately 101% from Ps48,997 million in 2004 to Ps98,460 million in 2005 in constant Peso terms, primarily due to the consolidation of RMC's operations for ten months during 2005. Excluding the effect of the consolidation of RMC's operations, our cost of sales, including depreciation, increased approximately 7% during the same period, primarily as a result of higher energy costs. As a percentage of net sales, cost of sales increased from 56% in 2004 to 61% in 2005 (57%, excluding the effect of the consolidation of RMC).

   Gross Profit

         Our gross profit increased approximately 69% from Ps38,065 million in 2004 to Ps64,249 million in 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC's operations, our gross profit increased approximately 4% during the same period. Our gross margin decreased from 44% in 2004 to 40% in 2005, primarily due to higher energy costs and the consolidation of RMC's operations for ten months during 2005, which resulted in a change in our product mix as we had a higher percentage of sales of ready-mix concrete, aggregates and other products having a higher cost of sales and a lower profit margin as compared to cement. Excluding the effect of the consolidation of RMC's operations, our gross margin decreased to 43% due to higher energy costs partially offset by higher sales volumes and average sales prices in most of our markets. The increase in our gross profit is primarily attributable to the 87% increase in our net sales in 2005 compared to 2004 (6%, excluding the effect of the consolidation of RMC), partially offset by the 101% increase in our cost of sales in 2005 compared to 2004 (7%, excluding the effect of the consolidation of RMC).

   Operating Expenses

         Our operating expenses increased approximately 107% from Ps18,282 million in 2004 to Ps37,840 million in 2005 in constant Peso terms, primarily due to the consolidation of RMC's operations for ten months during 2005. Excluding the effect of the consolidation of RMC's operations, our operating expenses increased approximately 1% during the same period, primarily as a result of increased transportation costs due to higher worldwide energy costs, which were partially offset by our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses. As a percentage of net sales, our operating expenses increased from 21% in 2004 to 23% in 2005 (remained flat, excluding the effect of the consolidation of RMC).

   Operating Income

         For the reasons mentioned above, our operating income increased approximately 34% from Ps19,783 million in 2004 to Ps26,409 million in 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC's operations, our operating income increased approximately 6% as compared to 2004. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

      Mexico

         Our Mexican operations' operating income decreased approximately 8% from Ps11,707 million in 2004 to Ps10,734 million in 2005 in constant Peso terms. The decrease in operating income was primarily due to decreases in the average prices of domestic cement and ready-mix concrete and higher energy costs. The price decreases and higher costs were partially offset by increases in domestic cement and ready-mix concrete sales volumes and cement export volumes.

      United States

         Our U.S. operations' operating income increased approximately 157% from Ps2,776 million in 2004 to Ps7,145 million in 2005 in constant Peso terms. The increase in operating income resulted primarily from the consolidation of RMC's U.S. operations for ten months in 2005 (representing approximately 28% of our U.S. operations' operating income) and increases in domestic cement and ready-mix concrete sales volumes and average prices. These increases were partially offset by higher energy and material costs, the divestiture of assets in March 2005 and the contribution in July 2005 and sale in September 2005 of assets to Ready Mix USA, LLC, as described above under "Net Sales -- United States," and the depreciation of the Dollar against the Peso.

      Spain

         Our Spanish operations' operating income increased approximately 7% from Ps3,582 million in 2004 to Ps3,819 million in 2005 in constant Peso terms. The increase in operating income resulted primarily from the proportional consolidation of RMC's Spanish joint venture operations for nearly ten months in 2005 (representing approximately 4% of our Spanish operations' operating income) and increases in domestic cement and ready-mix concrete sales volumes and average prices. These increases were partially offset by a decline in cement export volumes, higher energy costs and the depreciation of the Euro against the Peso and the Dollar.

      United Kingdom

         Our United Kingdom operations consist of the United Kingdom operations we acquired from RMC, which were consolidated in our results of operations for ten months in 2005. Our United Kingdom operations' operating income for the ten-month period ended December 31, 2005 represented approximately 2% of our consolidated operating income, in constant Peso terms, for 2005.

      Rest of Europe

         Our operations in our Rest of Europe segment in 2005 consisted of the operations we acquired from RMC in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden, which are consolidated in our results of operations for ten months in 2005. Our Rest of Europe operations' operating income for the ten-month period ended December 31, 2005 represented approximately 7% of our consolidated operating income, in constant Peso terms, for 2005.

      South America, Central America and the Caribbean

         Our South America, Central America and the Caribbean operations' operating income decreased approximately 39% from Ps4,048 million in 2004 to Ps2,479 million in 2005 in constant Peso terms. The decrease in operating income was primarily attributable to the decrease in the average domestic sales prices of cement in Colombia, the decline in Venezuelan cement export volumes and higher energy costs. The cement price and export volume decreases and higher costs were partially offset by increases in domestic cement and ready-mix concrete sales volumes and the average price of ready-mix concrete.

      Africa and the Middle East

         Our Africa and the Middle East operations' operating income increased approximately 87% from Ps613 million in 2004 to Ps1,145 million in 2005 in constant Peso terms. The increase in operating income resulted primarily from the consolidation of RMC's UAE and Israeli operations for ten months in 2005 (representing approximately 9% of our operating income in the region) and increases in cement sales volumes and the average domestic sales price of cement in Egypt. These increases were partially offset by a decline in cement export volumes and higher energy costs.

      Asia

         Our Asian operations' operating income increased approximately 45% from Ps289 million in 2004 to Ps419 million in 2005 in constant Peso terms. The increase in operating income resulted primarily from increases in cement export volumes and the average domestic sales price of cement in the region. These increases were partially offset by higher energy costs.

      Others

         Operating income (loss) in our Others segment improved approximately 48% from a loss of Ps3,232 million in 2004 to a loss of Ps1,694 million in 2005 in constant Peso terms. The improvement in operating loss was primarily attributable to a 37.6% increase in our trading operations' operating income in 2005 compared to 2004 due to increased trading activity resulting from the consolidation of RMC's trading operations for ten months in 2005, and a 16.3% improvement in our information solutions company's operating loss in 2005 compared to 2004.

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

                                                     Year Ended December 31,
                                                 -------------------------------
                                                      2004             2005
                                                 --------------    -------------
                                                 (in millions of constant Pesos)

Net comprehensive financing income (expense):
Financial expense ...............................   Ps (3,977)       Ps (5,588)
Financial income ................................         250              417
Results from valuation and liquidation
   of financial instruments .....................       1,280            4,101
Foreign exchange loss, net ......................        (252)            (837)
Monetary position gain ..........................       4,123            4,507
                                                 --------------    -------------
   Net comprehensive financing income (expense)..   Ps  1,424        Ps  2,600
                                                 ==============    =============


         Our net comprehensive financing income increased approximately 82% from Ps1,424 million in 2004 to Ps2,600 million in 2005 (Ps3,146 million, excluding the effect of the consolidation of RMC). The components of the change are shown above. Our financial expense was Ps5,588 million for 2005, an increase of approximately 41% from Ps3,977 million in 2004. The increase was primarily attributable to higher average levels of debt outstanding during 2005 compared to 2004 as a result of borrowings related to the RMC acquisition. Our financial income increased approximately 67% from Ps250 million in 2004 to Ps417 million in 2005 as a result of increases in interest rates. Our results from valuation and liquidation of financial instruments improved significantly from a gain of Ps1,280 million in 2004 to a gain of Ps4,101 million in 2005, primarily attributable to significant valuation improvements from our derivative financial instruments portfolio (discussed below) during 2005. Our net foreign exchange results declined from a loss of Ps252 million in 2004 to a loss of Ps837 million in 2005, mainly due to the depreciation of the Euro against the Dollar. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) increased from Ps4,123 million during 2004 to Ps4,507 million during 2005, as a result of an increase in the weighted average inflation index used in the determination of the monetary position result in 2005 compared to 2004.

   Derivative Financial Instruments

         For the years ended December 31, 2004 and 2005, our derivative financial instruments that have a potential impact on our comprehensive financing result consisted of equity forward contracts entered into to hedge our obligations under our executive stock option programs, foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross currency swaps and interest rate derivatives related to energy projects. We recognized a gain of Ps4,101 million in 2005 in the item "Results from valuation and liquidation of financial instruments," of which a net valuation gain of approximately Ps482 million is attributable to changes in the fair value of our equity forward contracts that hedge our stock option programs, net of the costs generated by such programs, a valuation gain of approximately Ps2,831 million is attributable to changes in the fair value of our foreign currency derivatives, a valuation gain of approximately Ps33 million is attributable to changes in the fair value of our marketable securities and a valuation gain of approximately Ps755 million is attributable to changes in the fair value of our interest rate derivatives. The estimated fair value gain of our equity forward contracts and the costs associated with the stock options both are attributable to the increase, during 2005, in the market price of our listed securities (ADSs and CPOs) as compared to 2004. The estimated fair value gain of our foreign currency derivatives is primarily attributable to changes in the estimated fair value of the contracts we entered into in September 2004 that were designated as accounting hedges of the foreign exchange risk associated with our commitment to purchase the remaining outstanding shares of RMC following the necessary corporate and regulatory approvals at a fixed price in Pounds (representing a gain of approximately Ps1,411 million), and changes in the estimated fair value of our cross currency swap contracts relating to our debt portfolio (representing a gain of approximately Ps1,422 million). The estimated fair value gain of our interest rate derivatives is primarily attributable to an increase in five-year interest rates.

   Other Expenses, Net

         Our other expenses, net decreased approximately 35% from Ps5,169 million in 2004 to Ps3,372 million in 2005 in constant Peso terms, primarily as a result of new accounting pronouncements under Mexican GAAP, effective as of January 1, 2005, pursuant to which the amortization of goodwill was eliminated, although goodwill remains subject to periodic impairment evaluations, which was partially offset by a one-time charge of Ps976 million related to the change in pension fund plans from defined benefit to defined contribution. The decrease was also due to the sale of our 11.9% interest in Cementos Bio Bio, S.A. in April 2005, which resulted in a net profit of approximately U.S.$19.5 million (Ps207 million), partially offset by the sale of our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region in March 2005, which resulted in a net loss of approximately U.S.$10.5 million (Ps112 million). Excluding the effect of the consolidation of RMC's operations, our other expenses, net decreased approximately 50% during the same period.

   Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our effective tax rate was 13.9% in 2005 compared to 12.2% in 2004. Our tax expense, which primarily consists of income taxes and business assets tax, increased from Ps1,960 million in 2004 to Ps3,564 million in 2005. The increase was attributable to higher taxable income in 2005 as compared to 2004. Our average statutory income tax rate was approximately 30% in 2005 and approximately 33% in 2004.

         Employees' statutory profit sharing improved from an expense of Ps317 million during 2004 to an income of Ps9 million during 2005 due to lower taxable income for profit sharing purposes in Mexico and Venezuela.

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

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2005 increased approximately 62% from Ps14,189 million in 2004 to Ps23,010 million in 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC's operations, our consolidated net income (before deducting the portion allocable to minority interest) increased approximately 37% during the same period. The percentage of our consolidated net income allocable to minority interests increased from 1.6% in 2004 to 2.5% in 2005 (2.0%, excluding the effect of the consolidation of RMC), as a result of our contributions in July 2005 and sale in September 2005 of ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, an entity in which we own a 49.99% interest. Majority interest net income increased by approximately 61% from Ps13,965 million in 2004 to Ps22,425 million in 2005 in constant Peso terms, mainly as a result of our increase in net sales, our valuation gains on derivative financial instruments, and the decrease in other expenses, net, partially offset by higher financial expenses and income taxes. Excluding the effect of the consolidation of RMC's operations, our majority interest net income increased by approximately 37% during the same period. As a percentage of net sales, majority interest net income decreased from 16% in 2004 to 14% in 2005. Excluding the effect of the consolidation of RMC's operations, as a percentage of net sales, majority interest net income increased from 16% in 2004 to 21% in 2005.


Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2004 compared to the year ended December 31, 2003 in our sales volumes and average prices for each of our geographic segments.

   --------------------------------- ----------------------------- --------------- -----------------------------
                                                                    Export Sales    Average Domestic Prices in
                                        Domestic Sales Volumes        Volumes           Local Currency (1)

                                        Cement        Ready-Mix        Cement         Cement        Ready-Mix
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   North America
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Mexico                                 +2%           +16%            +37%            -3%            -1%
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   United States                          +9%            +8%             N/A            +5%           +11%
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Europe
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Spain                                  +3%            +2%            -23%            +3%            +5%
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   UK                                     N/A            N/A             N/A            N/A            N/A
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Rest of Europe                         N/A            N/A             N/A            N/A            N/A
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   South/Central America and the
     Caribbean
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Venezuela                             +20%           +13%            +26%           -12%            -2%
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Colombia                               +8%           +13%             N/A            -8%            +8%
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Rest of South/Central America         Flat            -1%             N/A            +7%            +5%
     and the Caribbean (2)
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Africa and Middle East
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Egypt                                  -6%           +86%           +173%           +32%           +13%
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Rest of Africa and Middle East         N/A            N/A             N/A            N/A            N/A
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Asia
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Philippines                            -2%           -95%            -49%           +35%           -14%
   --------------------------------- -------------- -------------- --------------- -------------- --------------
   Rest of Asia (3)                       N/A            N/A             N/A            N/A            N/A
   --------------------------------- -------------- -------------- --------------- -------------- --------------

N/A = Not Applicable
(1) Represents the average change in domestic cement and ready-mix prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms based on total sales volumes in the region.
(2) Rest of South/Central America and the Caribbean includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico and our trading activities in the Caribbean.
(3) Rest of Asia includes our operations in Thailand, Bangladesh and other assets in the Asian region.

         On a consolidated basis, our cement sales volumes increased approximately 2%, from 64.7 million tons in 2003 to 65.8 million tons in 2004, and our ready-mix concrete sales volumes increased approximately 10%, from 21.7 million cubic meters in 2003 to 23.9 million cubic meters in 2004. Our net sales increased approximately 6% from Ps82,045 million in 2003 to Ps87,062 million in 2004, and our operating income increased approximately 19% from Ps16,665 million in 2003 to Ps19,783 million in 2004.

         The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2003 and 2004. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using our weighted average inflation factor; therefore, such variations differ substantially from those based solely on the countries' local currencies:

-----------------------------------------------------------------------------------------------------------
                                              Net Sales
-----------------------------------------------------------------------------------------------------------
                                                      Approximate                      For the Year
                                                       Currency                      Ended December 31,
                                                     Fluctuations,              ---------------------------
                                                        Net of     Variations
                                     Variations in    Inflation    in Constant
Geographic Segment                 Local Currency(1)   Effects     Mexican Pesos    2003         2004
-----------------------------------------------------------------------------------------------------------
                                                                                (In millions of constant
                                                                                   Mexican Pesos as of
                                                                                    December 31, 2005)
                                                                                ---------------------------
North America

Mexico.............................     +4.5%         -0.9%         +3.6%       30,102         31,196
United States .....................    +14.0%         -7.6%         +6.4%       19,836         21,097

Europe

Spain .............................    +5.6%          +0.4%         +6.0%       13,910         14,741
United Kingdom.....................      N/A            N/A           N/A          N/A            N/A
Rest of Europe ....................      N/A            N/A           N/A          N/A            N/A

South/Central America and the
   Caribbean

Venezuela..........................    +10.6%         -8.1%         +2.5%        3,652          3,742
Colombia...........................    +11.7%         -8.1%         +3.6%        2,530          2,620
Rest of South/Central America and
   the Caribbean (2)...............     +4.7%         +3.6%         +8.3%        6,794          7,357

Africa and Middle East

Egypt..............................    +42.3%        -10.8%        +31.5%        1,542          2,028
Rest of Africa and Middle East ....       N/A           N/A           N/A          N/A            N/A

Asia

Philippines........................    +19.8%        -14.5%         +5.3%        1,536          1,617
Rest of Asia (3)...................       N/A           N/A           N/A          N/A            N/A

Others (4).........................    +18.8%         -8.5%        +10.3%        9,602         10,587
                                                                            -------------------------------
                                                                    +6.1%       89,504         94,985

Eliminations from consolidation....                                             (7,459)        (7,923)
                                                                            -------------------------------
Consolidated net sales.............                                             82,045         87,062
                                                                            ===============================

-----------------------------------------------------------------------------------------------------------
                                            Operating Income
-----------------------------------------------------------------------------------------------------------
                                                      Approximate                      For the Year
                                                       Currency                      Ended December 31,
                                                     Fluctuations,              ---------------------------
                                                        Net of     Variations
                                     Variations in    Inflation    in Constant
Geographic Segment                 Local Currency(1)   Effects     Mexican Pesos    2003         2004
-----------------------------------------------------------------------------------------------------------
                                                                                (In millions of constant
                                                                                   Mexican Pesos as of
                                                                                    December 31, 2005)
                                                                                ---------------------------
North America
Mexico.............................      +7.3%          -6.3%          +1.0%       11,593       11,707
United States .....................     +27.0%          -8.6%         +18.4%        2,344        2,776
Europe
Spain .............................     +17.5%          +0.4%         +17.9%        3,037        3,582
United Kingdom ....................        N/A            N/A            N/A          N/A          N/A
Rest of Europe.....................        N/A            N/A            N/A          N/A          N/A
South/Central America and the
   Caribbean
Venezuela..........................     +23.4%         -27.4%          -4.0%        1,218        1,169
Colombia...........................     +14.2%          -0.7%         +13.5%        1,052        1,194
Rest of South/Central America and
   the Caribbean (2)...............     +32.8%          +7.4%         +40.2%        1,202        1,685
Africa and Middle East
Egypt..............................     +93.7%         -13.9%         +79.8%          341          613
Rest of Africa and Middle East ....        N/A            N/A            N/A          N/A          N/A
Asia
Philippines........................    +318.7%         -19.4%        +299.3%         (145)         289
Rest of Asia  (3)..................        N/A            N/A            N/A          N/A          N/A

Others (4).........................     +12.6%          +6.1%         +18.7%       (3,977)      (3,232)
                                                                                ---------------------------
Consolidated operating income......                                                16,665       19,783
                                                                                ===========================

----------------------------
N/A = Not Applicable

(1) For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2) Rest of South/Central America and the Caribbean includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico and our trading activities in the Caribbean.
(3) Rest of Asia includes our operations in Thailand, Bangladesh and other assets in the Asian region.
(4) Our Others segment includes our worldwide trade maritime operations, our information solutions company and other minor subsidiaries.

Net Sales

         Our net sales increase of 6% during 2004 was primarily attributable to higher sales volumes in most of our markets, which were partially offset by a decrease in domestic cement sales volumes in Africa and the Middle East and Asia and lower domestic cement prices in Mexico and South America, Central America and the Caribbean. Of our consolidated net sales in 2003 and 2004, approximately 73% and 71%, respectively, were derived from sales of cement, approximately 22% and 24%, respectively, from sales of ready-mix concrete and approximately 5% and 5%, respectively, from sales of other construction materials and services.

         Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

         Mexico

         Our Mexican operations' domestic gray cement sales volumes increased approximately 2% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 16% during the same period. The increases in sales volumes resulted primarily from increased demand in the public sector, particularly from infrastructure projects and low- and middle-income housing, as compared to flat self-construction sector volumes during the year. Our Mexican operations' cement export volumes, which represented 7% of our Mexican cement sales volumes in 2004, increased approximately 37% in 2004 compared to 2003, due mainly to an increase in public sector spending abroad. Of our Mexican operations' cement export volumes during 2004, 79% was shipped to the United States, 20% to Central America and the Caribbean and 1% to South America. The average cement price in Mexico decreased approximately 3% in constant Peso terms in 2004 compared to 2003, and the average ready-mix concrete price decreased approximately 1% in constant Peso terms over the same period (these prices increased 2% and 4%, respectively, in nominal Peso terms). For the year ended December 31, 2004, sales of ready-mix concrete in Mexico represented approximately 25% of our Mexican operations' net sales.

         As a result of the increases in cement and ready-mix concrete sales volumes and the increase in cement export volumes, partially offset by decreases in average cement and ready-mix prices, net sales in Mexico, in constant Peso terms, increased approximately 4% in 2004 compared to 2003.

         United States

         Our United States operations' cement sales volumes, which include cement purchased from our other operations, increased approximately 9% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 8% over the same period. The increases in sales volumes are primarily attributable to strong demand from the residential sector due to a low interest rate environment and from the cement-intensive public works sector, as well as favorable weather conditions during December 2004. The industrial and commercial sectors, which declined in 2003, made a strong recovery and grew in 2004. The average sales price of cement increased approximately 5% in Dollar terms during 2004 compared to 2003, and the average price of ready-mix concrete increased approximately 11% during the same period. For the year ended December 31, 2004, sales of ready-mix concrete in the U.S. represented approximately 27% of our U.S. operations' net sales.

         As a result of the increases in cement and ready-mix concrete sales volumes and the increases in average cement and ready-mix prices, net sales in the United States, in U.S. Dollar terms, increased approximately 14% in 2004 compared to 2003.

         Spain

         Our Spanish operations' domestic cement sales volumes increased approximately 3% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 2% during the same period. The increases in sales volumes were primarily driven by strong residential construction activity due to a favorable mortgage environment and by increased spending in public works due to Spain's infrastructure program, as well as favorable weather conditions during November and December. Our Spanish operations' cement export volumes, which represented 2% of our Spanish cement sales volumes in 2004, decreased approximately 23% in 2004 compared to 2003 primarily due to increased domestic demand. Of our Spanish operations' total cement export volumes during 2004, 71% was shipped to the United States, 15% to Europe and 14% to Africa. The average sales price of cement increased approximately 3% in Euro terms during 2004 compared to 2003, and the average price of ready-mix concrete increased approximately 5% in Euro terms over the same period. For the year ended December 31, 2004, sales of ready-mix concrete in Spain represented approximately 25% of our Spanish operations' net sales.

         As a result of the increases in cement and ready-mix concrete sales volumes and the increases in average cement and ready-mix prices, net sales in Spain, in Euro terms, increased approximately 6% in 2004 compared to 2003, despite the decline in cement export volumes.

         South America, Central America and the Caribbean

         As of December 31, 2004, our operations in South America, Central America and the Caribbean consisted of our operations in Venezuela and Colombia and our Central American and Caribbean operations, which include our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico.

         Our South America, Central America and the Caribbean operations' domestic cement sales volumes increased approximately 8% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 7% over the same period. The increases in sales volumes were primarily attributable to the increased sales volumes in our Venezuelan and Colombian operations described below. Our South America, Central American and Caribbean operations' average domestic sales price of cement increased approximately 6% in Dollar terms in 2004 compared to 2003 due to increased demand in the region, which was partially offset by competitive pressures in the Colombian market and government price controls over bagged cement in Venezuela, while the average sales price of ready-mix concrete increased approximately 13% in Dollar terms over the same period. For the year ended December 31, 2004, sales of ready-mix concrete in South America, Central America and the Caribbean represented approximately 17% of our South America, Central America and the Caribbean operations' net sales. Set forth below is a discussion of sales volumes in Venezuela and Colombia, the most significant countries in our South America, Central American and Caribbean segment, based on net sales.

         Our Venezuelan operations' domestic cement sales volumes increased approximately 20% in 2004 compared to 2003, while ready-mix concrete sales volumes also increased approximately 13% during the same period. The increases in sales volumes and ready-mix concrete sales volumes were mainly driven by the self-construction and commercial sectors, while government spending remained stable. Construction in the private sector increased due to increased confidence in the economy. Our Venezuelan operations' cement export volumes, which represented 56% of our Venezuelan cement sales volumes in 2004, increased approximately 26% in 2004 compared to 2003. The increase in cement export volumes was due to increases in sales to the United States, Guadalupe, Haiti, Martinique and Panama. Of our Venezuelan operations' total cement export volumes during 2004, 75% was shipped to the United States and 25% to the Caribbean and South America.

         Our Colombian operations' domestic cement sales volumes increased approximately 8% in 2004 compared to 2003, and ready-mix concrete sales volumes increased approximately 13% during the same period. The increases in sales volumes were primarily a result of increased demand from the commercial sector and, to a lesser extent, from the residential sector.

         Africa and the Middle East

         As of December 31, 2004, our operations in Africa and the Middle East consisted of our operations in Egypt. Our Africa and the Middle East operations' domestic cement sales volumes decreased approximately 6% in 2004 compared to 2003, primarily as a result of the decrease in cement volume resulting from a slowdown in infrastructure spending by the Egyptian government. However, the lower domestic volumes were partially offset by a more than 173% increase in cement export volumes compared to 2003. Our Africa and the Middle East operations' average domestic sales price of cement increased approximately 32% in Egyptian pound terms and approximately 28% in U.S. dollar terms in 2004 compared to 2003, primarily due to better overall market conditions in Egypt. Our Africa and the Middle East operations' cement export volumes represented approximately 30% of our Africa and the Middle East operations' total cement sales volumes in 2004. During 2004, 23% of our Africa and the Middle East operations' cement export volumes were shipped to Africa while 77% were shipped to Europe. Our Africa and the Middle East operations' ready-mix concrete sales volumes increased 86% in 2004 compared to 2003, primarily due to increases in market share achieved by our ready-mix operations in the local Egyptian market. For the year ended December 31, 2004, sales of ready-mix concrete in Africa and the Middle East represented approximately 5% of our Africa and the Middle East operations' net sales.

         As a result of the increases in the average domestic sales prices of cement, ready-mix concrete sales volumes and cement export volumes, net sales in our Africa and the Middle East operations, in constant Peso terms, increased approximately 32% in 2004 compared to 2003, despite the decrease in domestic cement sales volumes.

         Asia

         As of December 31, 2004, our operations in Asia consisted of our operations in the Philippines, Thailand and Bangladesh. Our Asian operations' cement sales volumes decreased approximately 9% in 2004 compared to 2003, primarily as a result of decreased demand in the Philippines public works sector due to reductions in government spending on infrastructure, while the average sales price of cement in the region increased approximately 21%, in Dollar terms, during the same period. Our Asian operations' ready-mix concrete sales volumes decreased approximately 95% in 2004 compared to 2003 primarily due to a decrease in public sector spending in the Philippines. For the year ended December 31, 2004, sales of ready-mix concrete in Asia represented less than 1% of our Asian operations' net sales.

         As a result of the increase in the average cement sales prices, net sales in our Asian operations, in constant Peso terms, increased approximately 5% in 2004 compared to 2003, despite the decreases in domestic cement and ready-mix concrete sales volumes.

         Others

         Our Others segment includes our worldwide cement and clinker trading operations, our information solutions company and other minor subsidiaries. Net sales in our Others segment increased approximately 19% in 2004 compared to 2003 in constant Peso terms, primarily as a result of a 35% increase in our trading operations' net sales in 2004 compared to 2003 due to increased trading activity. For the year ended December 31, 2004, our trading operations' net sales represented approximately 67% of our Others segment's net sales.

Cost of Sales

         Our cost of sales, including depreciation, increased 4% from Ps47,296 million in 2003 to Ps48,997 million in 2004 in constant Peso terms, primarily as a result of the increase in our net sales, primarily attributable to higher average prices in most of our markets, which more than offset higher worldwide energy costs. As a percentage of sales, cost of sales decreased 1.3% from 57.6% in 2003 to 56.3% in 2004.

Gross Profit

         Our gross profit increased by 10% from Ps34,748 million in 2003 to Ps38,065 million in 2004 in constant Peso terms. Our gross margin increased from 42% in 2003 to 44% in 2004, as a result of higher average prices in most of our markets. The increase in our gross profit was primarily attributable to the 6% increase in our net sales in 2004 compared to 2003 and the increase of only 4% in our cost of sales in 2004 compared to 2003.

Operating Expenses

         Our operating expenses increased 1% from Ps18,083 million in 2003 to Ps18,282 million in 2004 in constant Peso terms, primarily as a result of increased transportation costs due to higher worldwide energy costs, partially offset by our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses. As a percentage of sales, our operating expenses decreased from 22% in 2003 to 21% in 2004.

Operating Income

         For the reasons mentioned above, our operating income increased 19% from Ps16,665 million in 2003 to Ps19,783 million in 2004. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

         Mexico

         Our Mexican operations' operating income increased approximately 1% from Ps11,593 million in 2003 to Ps11,707 million in 2004 in constant Peso terms. The increase in operating income was primarily due to increases in domestic cement and ready-mix concrete sales volumes and cement export volumes. These increases were partially offset by decreases in the average prices of domestic cement and ready-mix concrete and higher energy costs.

         United States

         Our U.S. operations' operating income increased approximately 18% from Ps2,344 million in 2003 to Ps2,776 million in 2004 in constant Peso terms. The increase in operating income resulted primarily from increases in domestic cement and ready-mix concrete sales volumes and average prices. These increases were partially offset by higher energy and material costs and the depreciation of the Dollar against the Peso.

         Spain

         Our Spanish operations' operating income increased approximately 18% from Ps3,037 million in 2003 to Ps3,582 million in 2004 in constant Peso terms. The increase in operating income resulted primarily from increases in domestic cement and ready-mix concrete sales volumes and average prices and the appreciation of the Euro against the Peso and the Dollar. These increases and the currency appreciation were partially offset by a decline in cement export volumes and higher energy costs.

         South America, Central America and the Caribbean

         Our South America, Central America and the Caribbean operations' operating income increased approximately 17% from Ps3,472 million in 2003 to Ps4,048 million in 2004 in constant Peso terms. The increase in operating income was primarily attributable to increases in domestic cement and ready-mix concrete sales volumes in Venezuela and Colombia. These increases were partially offset by the decreases in the average domestic sales prices of cement in Venezuela and Colombia, the decline in Venezuelan cement export volumes and higher energy costs.

         Africa and the Middle East

         Our Africa and the Middle East operations' operating income increased approximately 80% from Ps341 million in 2003 to Ps613 million in 2004 in constant Peso terms. The increase in operating income resulted primarily from increases in the average domestic sales price of cement, cement export volumes and ready-mix concrete sales volumes in Egypt. These increases were partially offset by a decline in domestic cement sales volumes in Egypt and higher energy costs.

         Asia

         Our Asian operations' operating income (loss) improved approximately 299% from a loss of Ps145 million in 2003 to income of Ps289 million in 2004 in constant Peso terms. The improvement in operating income (loss) was primarily attributable to increases in the average domestic sales price of cement in the Philippines. These increases were partially offset by a decline in domestic cement sales volumes in the Philippines and higher energy costs.

         Others

         Operating income (loss) in our Others segment improved approximately 19% from a loss of Ps3,977 million in 2003 to a loss of Ps3,232 million in 2004 in constant Peso terms. The improvement in operating loss was primarily attributable to an 11.3% increase in our trading operations' operating income in 2004 compared to 2003 due to increased trading activity, and a 39% improvement in our information solutions company's operating loss in 2004 compared to 2003.

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

                                                       Year Ended December 31,
                                                     --------------------------
                                                         2003            2004
                                                     -----------     ----------
                                                 (in millions of constant Pesos)
Net comprehensive financing income (expense):
Financial expense.................................    Ps (4,359)     Ps (3,977)
Financial income..................................          191            250
Results from valuation and liquidation
  of financial instruments .......................         (682)         1,280

Foreign exchange loss, net .......................       (1,965)          (252)
Monetary position gain............................        3,752          4,123
                                                     -----------     ----------
   Net comprehensive financing income (expense)...    Ps (3,063)     Ps  1,424
                                                     ===========     ==========

         Our net comprehensive financing result improved from an expense of Ps3,063 million in 2003 to an income of Ps1,424 million in 2004. The components of the change are shown above. Our financial expense was Ps4,359 million for 2003 compared to Ps3,977 million for 2004, a decrease of 9%. The decrease was primarily attributable to lower average levels of debt outstanding during 2004, since the majority of the borrowings related to the RMC acquisition were incurred in the first quarter of 2005. Our financial income increased 31% from Ps191 million in 2003 to Ps250 million in 2004 primarily as a result of an increase in interest rates. Our results from valuation and liquidation of financial instruments improved from a loss of Ps682 million in 2003 to a gain of Ps1,280 million in 2004, primarily attributable to valuation improvements from our derivative financial instruments portfolio (discussed below) during 2004. Our net foreign exchange results improved from a loss of Ps1,965 million in 2003 to a loss of Ps252 million in 2004. The foreign exchange loss in 2004 was primarily attributable to the appreciation of the Japanese Yen against the Dollar, which was partially offset by the appreciation of the Peso against the Dollar, as compared to the foreign exchange loss in 2003, which was primarily attributable to the depreciation of the Peso against the Dollar and the appreciation of the Japanese Yen against the Dollar. See notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) increased from a gain of Ps3,752 million during 2003 to a gain of Ps4,123 million during 2004, mainly as a result of an increase in the weighted average inflation index used in the determination of the monetary position result in 2004 compared to 2003.

Derivative Financial Instruments

        For the years ended December 31, 2003 and 2004, our derivative financial instruments that have a potential impact on our comprehensive financing result consisted of equity forward contracts entered into to hedge potential exercises under our executive stock option programs (see notes 16 and 17 to our consolidated financial statements included elsewhere in this annual report), foreign exchange derivative instruments, excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries, interest rate swaps, cross currency swaps, interest rate swap options (swaptions), and interest rate derivatives related to energy projects. Of the gain of Ps1,280 million in 2004 recognized in the item results from valuation and liquidation of financial instruments, a net valuation loss of approximately Ps561 million was attributable to changes in the fair value of our equity forward contracts that hedge our stock option programs, net of the costs generated by such programs, and an approximate valuation gain of Ps124 million was attributable to changes in the fair value of our marketable securities. These losses were offset by an approximate gain of Ps645 million resulting from changes in the fair value of our interest rate derivatives, and an approximate gain of Ps1,072 million resulting from changes in the fair value of our foreign currency derivatives. These valuation effects accounted for substantially all the gain recorded in 2004 under the line item results from valuation and liquidation of financial instruments presented above. We experienced valuation improvements in most of these financial derivatives in 2004 compared to 2003. See "-- Qualitative and Quantitative Market Disclosure -- Our Derivative Financial Instruments" and "-- Qualitative and Quantitative Market Disclosure -- Interest Rate Risk, Foreign Currency Risk and Equity Risk." See also notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report. The estimated net gain mentioned above, determined by the excess between the fair value gain of our equity forward contracts that hedge the potential exercise of our executive stock option programs over the costs associated with the intrinsic value of our executives' options, was primarily attributable to slight differences in the strike price established in the forward contracts as compared to those of the options. The fair value gain of our equity forward contracts and the costs associated with the stock options both were attributable to the increase, during 2004, in the market price of our listed securities (ADSs and CPOs) as compared to 2003. The estimated fair value gain of our foreign currency derivatives was primarily attributable to the contracts that were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed to on November 17, 2004. On this date, RMC's shareholders committed to sell their RMC shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximately U.S.$132 million (Ps1,411 million), were recognized in stockholders' equity. See note 17B to our consolidated financial statements included elsewhere in this annual report.

Other Expenses, Net

         Our other expenses, net for 2004 were Ps5,169 million compared to Ps5,230 million in 2003, a decrease of 1%. The decrease was primarily attributable to the recognition of gains on the sale of fixed assets during 2004 of approximately Ps617 million compared with Ps147 million in 2003. See notes 7, 10 and 11 to our consolidated financial statements included elsewhere in this annual report.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our effective tax rate was 12.2% in 2004 compared to 12.3% in 2003. Our tax expense, which primarily consists of income taxes and business assets tax, increased 91% from Ps1,026 million in 2003 to Ps1,960 million in 2004. The increase was attributable to higher taxable income in 2004 as compared to 2003. Our average statutory income tax rate was approximately 33% in 2004 and approximately 34% in 2003.

         Employees' statutory profit sharing increased from Ps195 million during 2003 to Ps317 million during 2004 due to higher taxable income for profit sharing purposes in Mexico. See note 18B to our consolidated financial statements included elsewhere in this annual report.

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

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2004 increased 88%, from Ps7,549 million in 2003 to Ps14,189 million in 2004. The percentage of our consolidated net income allocable to minority interests decreased from 4.6% in 2003 to 1.6% in 2004, as a result of the 6.83% (695,065 shares) of CAH equity we acquired for approximately U.S.$70 million. Majority interest net income increased by 94%, from Ps7,201 million in 2003 to Ps13,965 million in 2004, mainly as a result of our increase in net sales, our valuation gains on derivative financial instruments, the decrease in our foreign exchange loss and a lower portion of consolidated net income allocable to minority interests, partially offset by higher income taxes. As a percentage of net sales, majority interest net income increased from 8.8% in 2003 to 16.0% in 2004.

Liquidity and Capital Resources

Operating Activities

         We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short-term and long-term. Although cash flow from our operations has historically overall met our liquidity needs for operations, servicing debt and funding acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, we also rely on cost-cutting and continual operating improvements to optimize capacity utilization and maximize profitability as well as to offset the risks associated with having worldwide operations. Our consolidated net resources provided by operating activities were Ps17.9 billion in 2003, Ps23.8 billion in 2004, and Ps36.3 billion in 2005. See our Statement of Changes in the Financial Position included elsewhere in this annual report.

Our Indebtedness

         As of December 31, 2005, we had approximately U.S.$9.5 billion (Ps101 billion) of total debt, of which approximately 13% was short-term and 87% was long-term. Approximately 6% of our long-term debt at December 31, 2005, or U.S.$0.6 billion (Ps6 billion), is to be paid in 2006, unless extended. As of December 31, 2005, after giving effect to our cross currency swap arrangements discussed elsewhere in this annual report, 72% of our consolidated debt was Dollar-denominated, 21% was Euro-denominated, 5% was Yen-denominated, 2% was Pound-denominated, and immaterial amounts were denominated in other currencies. The weighted average interest rates paid by us in 2005 in our main currencies were 5.2% on our Dollar-denominated debt, 2.9% on our Euro-denominated debt, 1.1% on our Yen-denominated debt and 5.5% on our Pound-denominated debt.

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

         Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital investment programs. CEMEX Mexico and Empresas Tolteca de Mexico, two of our principal Mexican subsidiaries, have provided guarantees of our indebtedness in the amount of approximately U.S.$3.8 billion (Ps40 billion), as of December 31, 2005. See Item 3 -- "Key Information -- Risk Factors -- Our ability to pay dividends and repay debt depends on our subsidiaries' ability to transfer income and dividends to us," and Item 3 -- "Key Information -- Risk Factors. -- We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities," and note 25(x) to our consolidated financial statements included elsewhere in this annual report.

         Some of the debt instruments in respect of our and our subsidiaries' indebtedness contain various covenants, which, among other things, require us and them to maintain specific financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in our interest. From time to time, we have sought and obtained waivers and amendments to some of our and our subsidiaries' debt agreements, principally in connection with acquisitions. Our failure to obtain any required waivers may result in the acceleration of the affected indebtedness and could trigger our obligations to make payments of principal, interest and other amounts under our other indebtedness, which could have a material adverse effect on our financial condition. We believe that we have good relations with our lenders and the lenders to our subsidiaries, and nothing has come to our attention that would lead us to believe that any future waivers, if required, would not be forthcoming. However, we cannot assure you that future waivers would be forthcoming, if requested. As of December 31, 2005, we were in compliance with all the financial covenants in our own and our subsidiaries' debt instruments.

         Under Rule 5-04(c) of Regulation S-X under the Exchange Act, companies with restricted net assets exceeding 25% of their consolidated net assets are required to include Schedule 1 (parent company-only financial statements). Under Rule 4-08(e)(3) of Regulation S-X, loan provisions prohibiting dividend payments, loans or advances to the parent by a subsidiary, are considered restrictions for purposes of computing restricted net assets.

         As of December 31, 2005, the financing agreements entered by us and our subsidiaries do not include covenants or agreements that by their specific terms restrict the transfer of funds from our subsidiaries to us in the form of dividends, loans or advances. However, the financing agreements include some restrictive covenants that would be considered transfer restrictions under Rule 4-08(e)(3) of Regulation S-X. These restrictive covenants are as follows:

         o A restriction on asset dispositions that limits the use of proceeds of funds obtained from assets sales. The restriction requires us to reinvest such proceeds in cement-related assets or repay senior debt. As of December 31, 2005, we had senior debt in subsidiaries of approximately U.S.$6,040 million (equivalent to approximately 61.5% of our consolidated net assets); and

         o A financial covenant limiting the amount of total debt maintained in New Sunward Holdings (a Dutch holding company subsidiary) relative to the stockholder's equity of CEMEX Espana (our operating company in Spain and the direct parent of New Sunward Holdings) to be not higher than 0.35 times. As of December 31, 2005, New Sunward Holdings had outstanding debt of approximately
              (euro) 574 million (U.S.$680 million) (equivalent to approximately 6.9% of our consolidated net assets).

         In light of these restrictions, as of December 31, 2005, we had more than 25% of our consolidated net assets subject to restrictions under Rule 4-08(e)(3) of Regulation S-X, and as a result we have included the required
Schedule 1 (parent company-only financial statements) elsewhere in this annual report.

         As of December 31, 2005, after the completion of our acquisition of RMC and the refinancing of the acquisition credit facilities, we had approximately U.S.$9.5 billion of outstanding indebtedness, including indebtedness assumed from RMC. The following is a description of the material indebtedness assumed from RMC and which was repaid following the acquisition.

         o On October 18, 2002, RMC entered into a (pound)1 billion Term and Revolving Credit Agreement relating to a multi-currency five-year (pound)600 million revolving credit facility and a multi-currency five-year (pound)400 million term loan facility. On March 16, 2005, CEMEX Espana and RMC entered into an amended and restated agreement relating to these facilities. Simultaneous with the execution of the amended and restated agreement, the total amount of the facilities was reduced to (pound)604,354,196; the revolving credit facility was reduced to (pound)425,558,038 and the term loan facility was reduced to (pound)178,796,154. This facility was fully prepaid and cancelled on November 7, 2005.

         o On November 30, 2000, RMC and several institutional purchasers entered in a Note Purchase Agreement in connection with a private placement by RMC. Pursuant to this agreement, RMC issued U.S.$120 million aggregate principal amount of 8.40% Senior Notes due 2010, U.S.$90 million aggregate principal amount of 8.50% Senior Notes due 2012 and U.S.$45 million aggregate principal amount of 8.72% Senior Notes due 2020. As described below under "--Recent Developments," in May 2006, these notes were fully prepaid.

         On April 5, 2005, we entered into a U.S.$1 billion 180-day term credit agreement guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The proceeds of this credit facility were used to fund the repayment of amounts outstanding under a U.S.$1.25 billion multi-currency term loan facility of New Sunward Holding B.V., dated September 24, 2004, entered into to finance the RMC acquisition. This credit facility was fully prepaid on June 7, 2005.

         On May 17, 2005, we completed a cash tender offer, pursuant to which we purchased a portion of the outstanding notes originally issued by RMC in private placements. The total amount paid in the cash tender offer was approximately U.S.$315 million, which was repaid through a private placement by a wholly-owned subsidiary of CEMEX Espana during June 2005 of new five- and ten-year notes in an aggregate principal amount of U.S.$325 million.

         On May 31, 2005, we entered into a five-year U.S.$1.2 billion revolving credit facility guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The proceeds of this credit facility were used to repay amounts outstanding under the U.S.$1 billion multi-currency 180-day term credit agreement we entered into on April 5, 2005, to repay other existing indebtedness and for general corporate purposes.

         On June 6, 2005, we amended our U.S.$800 million revolving credit facility dated June 23, 2004. The amended facility is a U.S.$700 million revolving credit facility guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico and matures in 2009.

         On June 27, 2005, New Sunward Holding B.V. entered into a two-year U.S.$350 million term loan facility and a four-year U.S.$350 million multi-currency revolving credit facility, guaranteed by CEMEX, CEMEX Mexico and Empresas Tolteca de Mexico. The proceeds of these facilities were used to repay existing indebtedness not related to the RMC acquisition.

         On July 7, 2005, CEMEX Espana amended the second and third tranches of a U.S.$3.8 billion multi-currency term loan facility, dated September 24, 2004, totaling U.S.$2.3 billion. The amended facility consists of a two-year U.S.$575 million term loan, a five-year U.S.$575 million term loan and a U.S.$1.15 billion amortizing loan with an average maturity of 3.5 years.

         With this transaction we completed the refinancing process of the debt incurred in connection with the RMC acquisition.

Our Prior Preferred Equity Arrangements

         In November 2000, we formed a Dutch subsidiary which issued preferred equity for an amount of U.S.$1.5 billion (Ps16.0 billion) to provide funds for our acquisition of CEMEX, Inc., formerly Southdown, Inc. This preferred equity has since been redeemed. The preferred equity granted its holders 10% of the subsidiary's voting rights, as well as the right to receive a preferred dividend. Under the terms of the preferred equity financing arrangements, Sunward Acquisitions N.V., or Sunward Acquisitions, our indirect Dutch subsidiary, contributed its 85.2% interest in CEMEX Espana to New Sunward Holding B.V., or New Sunward Holding, in exchange for all its ordinary shares. A special purpose entity, which was neither owned nor controlled by us, borrowed U.S.$1.5 billion from a syndicate of banks and New Sunward Holding issued preferred equity to the special purpose entity in exchange for the U.S.$1.5 billion, which was used to subscribe for further shares in CEMEX Espana. During 2001, we redeemed a portion of the then-outstanding preferred equity in the amount of U.S.$600 million, and at year-end 2001, the balance outstanding was U.S.$900 million. In February 2002, we refinanced this preferred equity transaction, pursuant to which we redeemed U.S.$250 million of the outstanding preferred equity and extended the termination dates on the remaining U.S.$650 million. In October 2003, we redeemed before maturity all the U.S.$650 million (Ps7,444 million) of preferred equity outstanding.

         For accounting purposes under Mexican GAAP, the preferred equity was recorded as a minority interest on our balance sheet until its liquidation. Dividends paid on the preferred equity were recorded as a minority interest on our income statement. For the year ended December 31, 2003 preferred equity dividends amounted to approximately U.S.$12.5 million.

         In October 2004, we liquidated the remaining 9.66% Putable Capital Securities for approximately U.S.$66 million (Ps705 million). These capital securities were issued in 1998 by one of our Spanish subsidiaries in an aggregate liquidation amount of U.S.$250 million, with an annual dividend rate of 9.66%. In April 2002, through a tender offer, U.S.$184 million of the capital securities were redeemed. The amount paid to holders in excess of the nominal amount of the capital securities pursuant to the early redemption of approximately U.S$20 million (Ps229 million) was recognized against stockholders' equity. The balance outstanding as of December 31, 2003 was U.S.$66 million (Ps756 million). Until January 1, 2004, for accounting purposes under Mexican GAAP, this transaction was recorded as minority interest in our balance sheet and dividends paid on the capital securities were recorded as minority interest net income in our income statement. For the year ended December 31, 2003, capital securities dividends amounted to approximately U.S.$6.4 million. As of January 1, 2004, as a result of new accounting pronouncements under Mexican GAAP, this transaction was recorded as debt in our balance sheet and dividends paid on the capital securities during 2004, which amounted to approximately U.S.$6 million (Ps75 million), were recorded as part of financial expenses in our income statement.

Our Prior Equity Arrangements

         In December 1995, we entered into a financing transaction pursuant to which one of our Mexican subsidiaries transferred shares of stock of one of its cement companies to a trust, and a third party purchased a beneficial interest in the trust for approximately U.S.$124 million in exchange for notes issued by the trust. We had the right to reacquire these assets on various dates until 2007. During the course of the transaction, we were committed to make annual repurchases of the shares underlying the trust, as well as annual fee payments, which represented the cost of retaining the repurchase option. In December 2003, we acquired the remaining assets for approximately U.S.$76 million.

         From inception of the transaction until repurchase of the assets, the assets related to this transaction were considered as owned by third parties; therefore, for accounting purposes under Mexican GAAP, this transaction was included as minority interest in our balance sheet. For the year ended December 31, 2003, the expense generated by retaining the option to re-acquire the assets amounted to approximately U.S.$15 million and was included as financial expense in our income statement.

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

         In November and December 2003, we announced a simultaneous public offer in the MSE and the NYSE that was concluded during January 2004 by means of which we repurchased for cash 90,018,042 warrants, or 86.7%, of the then outstanding warrants and warrants represented by ADWs, which included approximately 34.9 million warrants owned by or controlled by us and our subsidiaries. The price at which the warrants were purchased was Ps8.10 per warrant (Ps40.50 per ADW). In addition, in December 2004, the remaining outstanding 13,772,903 warrants were automatically exercised upon expiration of the warrants in accordance with their terms. Considering the results of the purchase of warrants in January 2004, the exercise in December 2004 and the direct expenses related to these transactions, approximately Ps1,010 million was paid. This amount was recognized against stockholders' equity within additional paid-in-capital. See note 15F to our consolidated financial statements included elsewhere in this annual report and "-- Our Equity Derivative Forward Arrangements."

Our Prior Equity Derivative Forward Arrangements

         As of December 31, 2004, we had forward contracts covering a total of 30,644,267 ADSs with different maturities until October 2006 and an aggregate notional amount of U.S.$1,112 million. These forward contracts were entered into to hedge the future exercise of the options granted under our executive stock option programs. Changes in the estimated fair value of these contracts were recognized in the income statement as a component of the costs generated by the option programs. As of December 31, 2004, the estimated fair value of these contracts was a gain of approximately U.S.$45 million (Ps479 million). In October 2005, in connection with a non-dilutive equity offering of all the shares underlying those forward contracts, we agreed with the forward banks to settle those forward contracts for cash. From the offering proceeds of approximately U.S.$1.5 billion, after expenses, approximately U.S.$1.3 billion was used to settle our obligations under those forward contracts.

         In addition, as of December 31, 2004, we had forward contracts covering a total of 1,364,061 ADSs with different maturities until January 2006 and an aggregate notional amount of U.S.$45 million. Until December 31, 2004, these contracts were treated as equity instruments; therefore, changes in their fair value were recognized in stockholders' equity when settled. Starting in 2005, changes in the fair value of these contracts were recognized in earnings. As of December 31, 2004, the estimated fair value of these contracts was a gain of U.S.$6.0 million (Ps64 million). During 2004, contracts representing 2,509,524 CPOs that were held to meet our obligations to deliver shares under the warrants program were settled, resulting in a gain of U.S.$3 million (Ps28 million) which was recognized in stockholders' equity. See note 16E to our consolidated financial statements included elsewhere in this annual report. These forward contracts were settled for cash in October 2005 together with the forward contracts described in the preceding paragraph in connection with a non-dilutive equity offering of all the shares underlying the forward contracts. See note 17A to our consolidated financial statements included elsewhere in this annual report

Our Receivables Financing Arrangements

         We have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were negotiated by our subsidiaries in Mexico during 2002, our subsidiary in the United States during 2001 and our subsidiary in Spain during 2000. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 5 and 6 to our consolidated financial statements included elsewhere in this annual report. The balances of receivables sold pursuant these securitization programs as of December 31, 2004 and 2005 were Ps6,822 million (U.S.$642 million) and Ps7,334 million (U.S.$691 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps109 million (U.S.$10 million) in 2003, Ps121 million (U.S.$11 million) in 2004 and Ps210 million (U.S.$20 million) in 2005. The proceeds obtained through these programs have been used primarily to reduce net debt.

Stock Repurchase Program

         Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders' meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

         In connection with our 2004 annual shareholders' meeting held on April 28, 2005, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$565 million) to be implemented between April 2005 and April 2006. See note 15A to our consolidated financial statements included elsewhere in this annual report. This program expired in April 2006 and no CPOs were repurchased under this program.

         In connection with our 2005 annual shareholders' meeting held on April 27, 2006, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$540 million) to be implemented between April 2006 and April 2007.

Recent Developments

         On March 31, 2006, we issued a prepayment notice to the holders of the 8.40% Series A Senior Notes due 2010, 8.50% Series B Senior Notes due 2012, and 8.72% Series C Senior Notes due 2020 issued by RMC on November 30, 2000 for a then aggregate principal amount of U.S.$255 million, as described above. At the same time, we issued a prepayment notice to the holders of other outstanding notes originally issued by RMC in private placements for an aggregate principal amount of U.S.$122 million. These prepayments, which amounted to a total of approximately U.S.$377 million, were made on May 5, 2006.

Research and Development, Patents and Licenses, etc.

         Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology is responsible for developing new products for our cement and ready-mix businesses that respond to our clients' needs. The department of the Vice President of Energy has the responsibility for developing new processes, equipment and methods to optimize operational efficiencies and reduce our costs. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Other products have also been developed to provide our customers a better and broader offering of products in a sustainable manner. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

         We have ten laboratories dedicated to our R&D efforts. Nine of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different materials used in the construction industry and the production processes related to them, as well as processes to improve our use of alternative fuels and raw materials.

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

         In 2004 and 2005, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to approximately U.S.$35 million and U.S.$38 million, respectively. In addition, in 2004 and 2005, we capitalized approximately U.S.$10 million and U.S.$17 million, respectively, related to internal use software development. See note 11 to our consolidated financial statements included elsewhere in this annual report.

Trend Information

         The following discussion contains forward-looking statements that reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. In this annual report, the words "expects," "believes,"
"anticipates," "estimates," "intends," "plans," "probable" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements necessarily involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information set forth below is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements.

Overview

         During 2005 we achieved two very important milestones. First, we posted our strongest financial results ever. This achievement comes primarily from the consolidation of the RMC operations for the ten-month period ending December 31, 2005 and the related synergies, as well as from higher domestic volumes and prices in most of the markets in our portfolio.

         Our second major milestone of the year was the undertaking and completion of the acquisition of the RMC group on March 1, 2005. This has been not only the largest but also our most complex acquisition to date, involving personnel from all of our operations in a multi-country and multi-disciplinary effort. The integration of this acquisition and the continuous improvement efforts is an ongoing process. As of December 31, 2005, we had identified approximately U.S.$360 million of annual savings that we expect to achieve by 2007 through cost-saving synergies, including approximately U.S.$240 million during 2006. As of December 31, 2005, more than 80% of the post-merger integration initiatives required to achieve the expected synergies have been put in place.

Outlook for Our Major Markets

         The following is a discussion of our outlook for our four major markets, the United States, Mexico, Spain and the United Kingdom, which together generated approximately 62% of our net sales in 2005.

         United States

         In the United States, all segments of demand experienced strong growth throughout 2005. Spending in the public sector spending grew significantly during 2005, especially spending on streets and highways. We expect that streets and highways spending will continue to be a primary driver of demand in this sector in 2006 with the recently approved, U.S.$287 billion six-year surface-transportation program known as SAFETEA-LU, coupled with the generally improving economic environment and fiscal condition of the states. Consequently, we expect volumes in the public-works and street-and-highway sectors to increase in 2006.

         The residential sector growth during 2005 was driven mainly by attractive financial terms, better employment, positive household formation, tight inventories, and continued migration flows stemming from northern baby boomers. However, due to higher home prices and higher mortgage rates we are cautiously expecting a moderate decline in this sector for 2006.

         We expect that the industrial-and-commercial sector will continue its growth trend during 2006 due to continued economic expansion.

         Overall, we expect cement volumes in the U.S. to grow in line with, or slightly in excess of, U.S. gross domestic product (GDP) growth and we expect ready-mix concrete volumes to grow at a pace slightly below U.S. GDP growth during 2006. We believe the probability of realizing most of our announced price increases in the United States is being enhanced by the continuing favorable supply demand dynamics.

         Mexico

         In Mexico we expect GDP growth, driven in part by increased government spending, increases in mortgages and to a lesser extent, a strong self construction sector as a result of relatively stable real wages and employment. For 2006, foreign direct investment and remittances from workers abroad should remain at the same levels as 2005 and contribute to strong economic activity.

         We expect that demand in the public sector in 2006 will be driven by government spending on streets and highways, public buildings, hurricane reconstruction efforts and other infrastructure projects. We also expect demand in this sector to be supported by strong government finances as a result of continued fiscal discipline, and supported by higher prices for Mexican oil exports. In addition, in February 2006, the government began making distributions from the oil surplus fund from 2005, which was approximately U.S.$1 billion. As a result, we expect volumes in the public sector to increase in 2006.

         In the residential sector, we expect that cement demand in 2006 will be driven by low- and middle-income housing growth as mortgage awards sponsored by Infonavit and other institutions continue to increase at an accelerated pace and mortgages granted by commercial banks are expected to double in 2006. We expect a slight increase in volumes in this sector in 2006.

         We expect volumes in the self-construction sector to increase moderately in 2006, as a result of relatively stable real wages and employment. We believe this sector is growing at a slower pace than GDP because the higher availability of mortgage financing has enabled the residential construction sector to satisfy some of the housing demand.

         Overall, we expect that cement consumption from government and other ready-mix-intensive projects will translate into an increase in our ready-mix concrete volumes in 2006.

         Although we are optimistic about the trend in cement consumption, given the potential uncertainties resulting from our electoral cycle, we are cautiously estimating moderate growth in cement volumes for 2006.

          Spain

         In Spain, all segments of demand remained strong during 2005, driven by a robust construction sector. For 2006, we expect moderate GDP growth in Spain.

         In 2005, the residential sector had its strongest year ever, with housing starts exceeding the 700 thousand mark. For 2006, we expect volumes in the residential sector to decline slightly, although housing starts are expected to remain at high levels with robust cement consumption.

         We expect volumes in the public-works sector to remain flat in 2006. At the national level, we expect this sector to improve after a transitional period in which some projects were put on hold as the new government settled in. On the other hand, we expect local municipalities to moderate their public-works activity throughout the year. Construction activity is also expected to be positively impacted by the electoral cycle, as several local elections will take place in 2007. We also expect demand in the public-works sector will be supported by the Spanish government's new infrastructure plan, which is expected to run through 2020 and which represents an annual increase of U.S.$4 billion, or more than 25% per annum, over the previous one.

         We expect the industrial-and-commercial sector will remain stable throughout 2006.

         Overall, we expect moderate volume growth in Spain for 2006.

         United Kingdom

         In the United Kingdom, cement volumes fell by approximately 2% in 2005. The decrease in cement consumption was due mainly to a continued deceleration of the economy, as GDP growth for 2005 is expected to have been less than 2%, lower than the original forecast of between 3% and 3.5%. This resulted in a contraction of the construction output of approximately 1%, the first annual decline in the United Kingdom since 1994.

         We expect GDP in the United Kingdom to grow slightly in 2006, with moderate growth in construction spending.

         We expect a continuation of the same trend we saw in the latter half of 2005, with activity levels slowly improving. We believe the anticipated return to growth in the public sector and the industrial-and-commercial sector will partially offset the subdued activity in the repair, maintenance, and improvement sector and the residential sector. We expect the weak trend to turn around during the second half of 2006.

         We expect that the residential sector will not be very active in 2006 due to higher interest rates and housing prices. Improvement in the public-works sector will depend upon the government returning to its previously announced investments in infrastructure, highway, and other public building projects.

         Overall, we expect volumes in the United Kingdom in 2006 to remain roughly flat compared with those of last year.

Summary of Material Contractual Obligations and Commercial Commitments

         As of December 31, 2005, our subsidiaries had future commitments for the purchase of raw materials for an approximate amount of U.S.$169 million.

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

         In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. requiring Alstom and Sithe to finance, build and operate "Termoelectrica del Golfo," a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. Pursuant to the agreement, we are obligated to purchase the full electric capacity generated by the power plant during the 20-year period. We are also obligated to supply Alstom and Sithe with 1,200,000 tons of petcoke per year for the 20-year period for the consumption of this power plant and another power plant built and operated by Alstom and Sithe for Penoles, a Mexican mining company. We expect to meet our petcoke delivery requirements to Alstom and Sithe through several petcoke supply agreements, including our petcoke supply contract with PEMEX. Pursuant to the agreement, we may be obligated to purchase the Termoelectrica del Golfo plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility, and upon termination of the 20-year period, we will have the right to purchase the assets of the power plant. We expect this arrangement to reduce the volatility of our energy costs and to provide approximately 80% of CEMEX Mexico's electricity needs. The power plant commenced commercial operations on May 1, 2004. As of December 31, 2005, after twenty months of operations, the power plant has supplied electricity to 10 of our cement plants in Mexico covering approximately 73% of their needs for electricity and has represented a decrease of approximately 28% in the cost of electricity at these plants.

         For purposes of presenting the approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2005:

                                                                         Payments Due by Period
                                                    ----------------------------------------------------------------
                                                                     (In millions of U.S. Dollars)
                                                                   Less than       1-3        3-5       More than
               Contractual Obligations                 Total         1 Year       Years      Years       5 Years
--------------------------------------------------  ------------  -----------  ---------  ----------  --------------
Long-term bank loans and notes payable............      8,745          534        2,794      4,501          916
Capital lease obligations.........................        106           30           41         31            4
      Total debt (1)..............................      8,851          564        2,835      4,532          920

Operating leases (2)..............................        634          178          251        113           92

Interest payments on our indebtedness (3).........      1,968          564          817        409          178

Estimated cash flows under interest rate
    derivatives (4)...............................        330          106          114         79           31
 Planned funding of pension plans and other
    post-retirement benefits (5)..................      1,466          136          272        285          773


(1) Total long-term debt including current maturities is presented in note 12 to our consolidated financial statements included elsewhere in this annual report. In addition, as of December 31, 2005, we had lines of credit totaling approximately U.S.$9.9 billion, of which the available portion amounted to approximately U.S.$2.9 billion. The scheduling of debt payments does not consider the effect of any refinancing that may occur on our debt during the following years. However, we have been successful in the past in replacing our long-term obligations with others of similar nature, and we intend to do so in the future.
(2) Operating leases have not been calculated on the basis of net present value; instead they are presented in the basis of nominal future cash flows. See note 22D to our consolidated financial statements included elsewhere in this annual report. Our operating leases as of December 31, 2005 included the lease of the Balcones cement plant in New Braunfels, Texas which was scheduled to expire on September 9, 2009. On March 20, 2006, we agreed to terminate this lease prior to expiration and purchased the Balcones cement plant for approximately U.S.$61 million.
(3) In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2005.
(4) Our estimated cash flows under interest rate derivatives, which include the interest rate cash flows under our interest rate swaps and our cross currency swap contracts, represent the net amount between the rate we pay and the rate we receive under such contracts. In the determination of our future estimated cash flows, we used the interest rates applicable under such contracts as of December 31, 2005.
(5) Amounts relating to our planned funding to pensions and other postretirement benefits presented in the table above represent our estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. dollars at the exchange rates as of December 31, 2005, and includes our estimate of the number of new retirees during such future years.


Off-Balance Sheet Arrangements

         We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

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

         The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

                                                          (U.S.$ millions)
                                 ------------------------------------------------------------------
                                    At December 31, 2004    At December 31, 2005
                                 ------------------------  -----------------------
                                   Notional    Estimated    Notional    Estimated
     Derivative Instruments          amount    fair value    amount     fair value  Maturity Date
------------------------------   ----------- ------------- ----------- -----------  ---------------
Equity forward contracts......     1,157           66              -          -                  -
Foreign exchange forward
contracts.....................     4,898           63          3,200        173     Jan 06- Jul 07
Interest rates swaps..........     1,950         (174)         2,725         52     Jun 09- Apr 10
Cross currency swaps..........     1,118          209          2,290        212     Jun 06- Jun 11
Derivatives related to energy.       168           (6)           159         (4)          May 2017

Our Equity Derivative Forward Contracts

         A substantial portion of our equity derivative forward contracts held as of December 31, 2004, with an aggregate notional amount of U.S.$1,112 million, were entered into to hedge the potential exercises of options under our U.S. dollar denominated executive programs (see notes 16 and 17 to our consolidated financial statements included elsewhere in this annual report). Changes in the estimated fair value of these forwards were recognized in the income statement as a component of the costs generated by the stock option programs. The estimated fair value of these forward contracts represented a gain of approximately U.S.$45 million as of December 31, 2004. In October 2005, in connection with a non-dilutive equity offering of all the ADSs underlying those forward contracts, we agreed with the forward banks to settle those forward contracts for cash. From the offering proceeds of approximately U.S.$1.5 billion, after expenses, approximately U.S.$1.3 billion was used to settle our obligations under those forward contracts.

         In addition, as of December 31, 2004, we held equity forward contracts with an aggregate notional amount of U.S.$45 million. Until December 31, 2004, these contracts were treated as equity instruments; therefore, changes in their fair value were recognized in stockholders' equity upon settlement. As of December 31, 2004, the estimated fair value of these contracts was a gain of approximately U.S.$6.0 million (Ps64 million). As of January 1, 2005, changes in the fair value of these forward contracts were recognized in the income statement in the same manner as our other forward contracts described in the preceding paragraph. These forward contracts were settled for cash in October 2005 together with the forward contracts described in the preceding paragraph in connection with a non-dilutive equity offering of all the shares underlying the forward contracts.

Our Foreign Exchange Forward Contracts

         A portion of our foreign exchange forward contracts held as of December 31, 2004 and 2005, with notional amounts of U.S.$957 million and U.S.$3,137 million, respectively, are accounted for at their estimated market value as hedge instruments for our net investments in foreign subsidiaries. Gains or losses on these forward contracts are recognized as an adjustment to stockholders' equity within the related foreign currency translation adjustment.

         As of December 31, 2004, we held structured foreign exchange forward contracts, collars and digital options for a notional amount of U.S.$3,453 million in connection with our commitment to purchase RMC. The derivatives were entered into to hedge the variability in cash flows associated with exchange fluctuations between the Dollar, the currency in which we obtained the funds to purchase, and Pounds, the currency in which our firm commitment was denominated. These contracts were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed to on November 17, 2004, the date on which RMC's shareholders committed to sell their shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximately U.S.$132 million (Ps1,411 million), was recognized in stockholders' equity in 2004, and was reclassified to earnings on March 2005, the month in which the final purchase occurred. The change in the estimated fair value of these contracts from their origination until their designation as hedges in 2004 was a gain of approximately U.S.$102 million (Ps1,094 million) and was recognized in earnings in 2004. See note 17 to our consolidated financial statements included elsewhere in this annual report.

Our Interest Rate Swaps

         As of December 31, 2004 and 2005, we held interest rate swaps for notional amounts of U.S.$1,950 million and U.S.$2,725 million, respectively, entered into in order to hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. Although these interest rate swap contracts, are part of, and complement, our financial strategy, they generally do not meet the accounting hedge criteria. Consequently, changes in the estimated fair value of these instruments were recognized in earnings. However, as of December 31, 2005, several of our interest rate swap contracts, with an aggregate notional amount of U.S.$1,500 million, met the accounting hedge criteria and were designated as accounting hedges of contractual cash flows (interest payments) of a portion of our floating rate debt. Accordingly, changes in the estimated fair value of these instruments that meet the accounting hedge criteria are recognized as stockholders' equity, and will be reclassified to earnings as the financial expense of the related debt is accrued. In addition, periodic payments under these instruments that meet the accounting hedge criteria are recognized in earnings as an adjustment of the effective interest rate of the related debt. See note 12A to our consolidated financial statements included elsewhere in this annual report.

Our Cross Currency Swaps

         As of December 31, 2004 and 2005, we held cross currency swap contracts related to our short-term and long-term financial debt portfolio. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross currency swap contracts match the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we will exchange with the counterparty notional amounts provided by the contracts so that we will receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we will pay the notional amount in the exchanged currency. As a result, we have effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross currency swap contracts. See note 12B to our consolidated financial statements included elsewhere in this annual report.

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

         In respect of the estimated fair value recognition of the cross currency swap contracts, as of December 31, 2004 and 2005, we recognized net assets of U.S.$209 million (Ps2,227 million) and U.S.$212 million (Ps2,250 million), respectively, related to the estimated fair value of the short-term and long-term cross currency swap contracts, of which,

         o A gain of approximately U.S.$301 million (Ps3,212 million) as of December 31, 2004 relates to prepayments made of Yen- and Dollar-denominated obligations under our cross currency swaps, thereby decreasing the carrying amounts of the related debt (we did not make any prepayments of Yen and Dollar-denominated obligations during 2005), and

         o A loss of approximately U.S.$92 million (Ps985 million) as of December 31, 2004 and a gain of approximately U.S.$212 million (Ps2,251 million) as of December 31, 2005 represented the contracts' estimated fair value, before prepayment effects (with respect to 2004 only), and includes:

                  o Losses of approximately U.S.$132 million (Ps1,408 million) as of December 31, 2004 and gains of approximately U.S.$135 million (Ps1,434 million) as of December 31, 2005, which are directly related to variations in exchange rates between the inception of the contracts and the balance sheet date, and which were offset for presentation purposes during 2004 only as part of the related debt carrying amount,

                  o Gains of approximately U.S.$11 million (Ps116 million) as of December 31, 2004 and approximately U.S.$15 million (Ps159 million) as of December 31, 2005, identified with the periodic cash flows for the interest rate swaps, and which were recognized as an adjustment of the related financing interest payable, and

                  o Remaining net assets of approximately U.S.$29 million (Ps307 million) as of December 31, 2004 and approximately U.S.$69 million (Ps733 million) as of December 31, 2005, which were recognized within other short-term and long-term assets and liabilities, as applicable. See note 12B to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2004, the effect on our balance sheet, arising from the accounting assets and liabilities offset, was that the book value of the financial liabilities directly related to the cross currency swap contracts was presented as if such financial liabilities had been effectively negotiated in the exchange currency instead of in the originally contracted currency. As of December 31, 2005, as a result of new accounting pronouncements under Mexican GAAP, which became effective as of January 1, 2005, the book value of the financial liabilities directly related to the cross currency swap contracts are presented in the originally contracted currency. For the years ended December 31, 2004 and 2005, the changes in the estimated fair value of our cross currency swap contracts, excluding prepayment effects in 2004, resulted in a loss of approximately U.S.$192 million (Ps2,246 million) and a gain of approximately U.S.$304 million (Ps3,228 million), respectively, which were recognized within the comprehensive financing result.

Our Derivatives Related to Energy Projects

         As of December 31, 2004 and 2005, we had an interest rate swap maturing in May 2017, for a notional amount of U.S.$159 million and U.S.$150 million, respectively, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBOR rates and receive a 7.53% fixed rate until maturity in May 2017. In addition, during 2001 we sold a floor option for a notional amount of U.S.$168 million and U.S.$159 million as of December 31, 2004 and 2005, respectively, related to the interest rate swap contract, pursuant to which, commencing in 2003 and until 2017, we pay the difference between the 7.53% fixed rate and LIBOR rates. Through the sale of this option, we received a premium of approximately U.S.$22 million (Ps251.9 million) in 2001. As of December 31, 2004 and 2005, the combined estimated fair value of the swap and floor contracts, amounting to approximate losses of U.S.$6 million (Ps67 million) and U.S.$4 million (Ps44 million), respectively, were recorded in the comprehensive financing result for each period. As of December 31, 2004 and 2005, the notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are proportionally inverse to the changes in the other one. See note 17C to our consolidated financial statements included elsewhere in this annual report.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk

          The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2005. It includes the effects generated by the interest rate swaps and the cross currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in Pesos and Dollars. See note 12 to our consolidated financial statements included elsewhere in this annual report. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2005. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2005 and is summarized as follows:

                                                    Expected maturity dates as of December 31, 2005
                                -------------------------------------------------------------------------------------
                                                                                        After                Fair
             Debt                  2006       2007      2008       2009      2010       2011      Total      Value
------------------------------  ---------  ---------  --------  ---------  --------  ---------  --------  -----------
                                     (Millions of Dollars equivalents of debt denominated in foreign currencies)
Variable rate.................      510      1,148       599      1,051      1,618       47       4,973      4,830
Average interest rate.........     5.24%     5.20%      5.15%     5.25%      5.25%     5.13%
Fixed rate....................      54        194        895      1,387       476       872       3,878      3,918
Average interest rate.........     5.09%     4.99%      4.97%     5.06%      5.71%     5.34%


         As of December 31, 2005, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2005, 56% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 43 basis points, after giving effect to our interest rate swaps and cross currency swaps. As of December 31, 2005, we also held interest rate swaps for a notional amount of U.S.$2,725 million and with a fair value gain of approximately U.S.$52 million during 2005. Pursuant to these interest rate swaps, we receive variable rates and deliver fixed rates over the notional amount. These derivatives, even when they do not meet the criteria to be considered hedging items for accounting purposes, complement our financial strategy and mitigate our overall exposure to floating rates. See "-- Our Derivative Financial Instruments -- Our Interest Rate Swaps."

         The potential change in the fair value as of December 31, 2005 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$28 million (Ps300 million).

Foreign Currency Risk

         Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2005, approximately 19% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 25% in the United States, 9% in Spain, 9% in the United Kingdom, 16% in our Rest of Europe segment, 9% in South America, Central America and the Caribbean, 3% in Africa and the Middle East, 2% in Asia and 8% from other regions and our cement and clinker trading activities. As of December 31, 2005, our debt amounted to Ps101 billion, of which approximately 51% was Dollar-denominated, 21% was Euro-denominated, 21% was Peso-denominated, 5% was Yen-denominated and 2% was Pound-denominated; therefore, we had a foreign currency exposure arising from the Dollar-denominated debt, the Euro-denominated debt, the Yen-denominated debt and the Pound-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See "-- Liquidity and Capital Resources -- Our Indebtedness," Item 10 -- "Additional Information -- Material Contracts" and "Risk Factors -- We have to service our Dollar denominated debt with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate." Although we also have a small portion of our debt in other currencies, we have generated enough cash flow in those currencies to service that debt. Therefore, we believe there is no material foreign currency risk exposure with respect to that debt.

         As previously mentioned, we have entered into cross currency swap contracts, designed to change the original profile of interest rates and currencies over a portion of our financial debt. See "-- Our Derivative Financial Instruments." As of December 31, 2005, the estimated fair value of these instruments was a gain of approximately U.S.$212 million (Ps2,251 million). The potential change in the fair value of these contracts as of December 31, 2005 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso against the Dollar, would be a loss of approximately U.S.$189 million (Ps2,007 million).

         Additionally, as previously mentioned, we have entered into foreign exchange forward contracts designed to hedge our net investment in foreign subsidiaries, our firm commitments, as well as other currency derivative instruments. See "-- Our Derivative Financial Instruments." The combined estimated fair value of our foreign exchange forwards that hedge our net investment in foreign subsidiaries and our other currency derivatives as of December 31, 2005 was a gain of approximately U.S.$173 million (Ps1,837 million). The potential change in the fair value of these derivatives as of December 31, 2005 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso combined with a appreciation of 10% of the Euro against the Dollar would be a loss of approximately U.S.$422 million (Ps4,482 million), which would be partially offset by a corresponding foreign translation gain as a result of our net investment in foreign subsidiaries.

Equity Risk

         As described above, we have entered into equity forward contracts on our own stock. Upon liquidation and at our option, the equity forward contracts provide for physical settlement or net cash settlement of the estimated fair value and the effects are recognized in the income statement. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares underlying the contracts. Such sales may have an adverse effect on our stock market price.

Investments, Acquisitions and Divestitures

         The transactions described below represent our principal investments, acquisitions and divestitures completed during 2003, 2004, and 2005.

Investments and Acquisitions

         On September 27, 2004, in connection with a public offer to purchase RMC's outstanding shares, CEMEX UK Limited, our indirect wholly-owned subsidiary, acquired 50 million shares of RMC for approximately (pound)432 million (U.S.$786 million, based on a Pound/Dollar exchange rate of (pound)0.5496 to U.S.$1.00 on September 27, 2004), which represented approximately 18.8% of RMC's outstanding shares. On March 1, 2005, following board and shareholder approval and clearance from applicable regulators, CEMEX UK Limited purchased the remaining 81.2% of RMC's outstanding shares and completed our acquisition of RMC. The transaction value of this acquisition, including our assumption of approximately U.S.$2.2 billion of RMC's debt, was approximately U.S.$6.5 billion.

         In August and September 2003, we acquired 100% of the outstanding shares of Mineral Resource Technologies Inc., and the cement assets of Dixon-Marquette Cement for a combined purchase price of approximately U.S.$100 million. Located in Dixon, Illinois, the single cement facility has an annual production capacity of 560,000 tons. This cement plant was sold on March 31, 2005 in connection with our sale of U.S. assets in the Great Lakes region, as described below.

         In June 2003, CEMEX Dominicana, S.A. (formely known as Cementos Nacionales, S.A.) announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million tons of clinker. This new kiln, which increased our total clinker production capacity in the Dominican Republic to 2.2 million tons per year, began operations at the end of 2005.

         In July 2002, we entered into agreements with other CAH investors to purchase their CAH shares in exchange for CPOs through quarterly share exchanges in 2003 and 2004. In 2003, 84,763 CAH shares were exchanged for 1,683,822 CPOs, with an approximate value of U.S.$7.8 million. In 2004, 1,398,602 CAH shares were exchanged for 27,850,713 CPOs with an approximate value of U.S.$172 million. For accounting purposes, these exchanges were considered effective as of July 2002. With these exchanges, we increased our equity interest in CAH to 92.3%. In August 2004, we acquired an additional 6.8% equity interest in CAH (695,065 CAH shares) for approximately U.S.$70 million, and in December 2005, we acquired the remaining 0.9% interest in CAH (93,241 CAH shares) for approximately U.S.$8 million, thereby increasing our total equity interest in CAH to 100%.

         In addition to the above-mentioned acquisitions, our net investment in property, machinery and equipment, as reflected in our consolidated statements of changes in financial position included elsewhere in this annual report, excluding acquisitions of equity interests in subsidiaries and affiliates, was approximately Ps4,510 million (U.S.$425 million) in 2003, Ps4,637 million (U.S.$437 million) in 2004, and Ps8,341 million (U.S.$785 million) in 2005. This net investment in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment, to the maintenance of plants and equipment, including environmental controls and technology updates.

Divestitures

         On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participacoes S.A., a cement company in Brazil, for an aggregate purchase price of approximately U.S.$389 million. The combined capacity of the two cement plants sold was approximately two million tons per year.

         On April 26, 2005, we divested our 11.9% interest in Cementos Bio Bio, S.A., a cement company in Chile, for approximately U.S.$65 million.

         On June 1, 2005, we sold a cement terminal adjacent to the Detroit river to the City of Detroit for a purchase price of approximately U.S.$24 million.

         As a condition to closing the RMC acquisition, we agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix and related assets in the Tucson, Arizona area. Following FTC approval, we sold RMC's operations in the Tucson area to California Portland Cement Company for a purchase price of approximately U.S.$16 million on August 29, 2005.

         On July 1, 2005, we and Ready Mix USA, Inc. established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and eleven cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. In a separate transaction, on September 1, 2005, we sold 27 ready-mix plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million.

         On December 22, 2005, we terminated our 50/50 joint ventures with Lafarge Asland in Spain and Portugal which we acquired in the RMC acquisition. The Spanish joint venture operated 122 ready-mix concrete plants and 12 aggregates, and the Portuguese joint venture operated 31 ready-mix concrete plants and five aggregate quarries. In connection with the termination, we received 29 ready-mix concrete plants and six aggregates quarries in Spain, as well as (euro)50 million in cash, and Lafarge Asland acquired a 100% interest in both joint ventures.

         See note 9A to our consolidated financial statements included elsewhere in this annual report.

U.S. GAAP Reconciliation

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15 and are presented in constant Pesos representing the same purchasing power for each period presented, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP included as note 25 to our consolidated financial statements presented elsewhere in this annual report includes (i) a reconciling item for the reversal of the effect of applying the CEMEX weighted average inflation factor instead of the Mexican inflation-only factor for the restatement to constant pesos for the years ended December 31, 2002 and 2003, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation, between (a) the methodology set forth by Mexican GAAP in which fixed assets are restated using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency, and (b) the amounts that would be determined by using the historical cost/constant currency method in which fixed assets are restated using the inflation index of the country that holds the asset. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. Our reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         Majority net income under U.S. GAAP for the years ended December 31, 2003, 2004, and 2005 amounted to Ps8,984 million, Ps18,505 million and Ps22,115 million, respectively, compared to majority net income under Mexican GAAP for the years ended December 31, 2003, 2004, and 2005 of approximately Ps7,201 million, Ps13,965 million and Ps22,425 million, respectively. See note 25 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and the effects that newly issued accounting pronouncements have had in our financial position.

Newly Issued Accounting Pronouncements Under U.S. GAAP

         In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R, Share-Based Payment, a revision of Statement 123, "Accounting for Stock Issued to Employees", which establishes standards for the accounting of all share-based payment transactions, with a primary focus on schemes in which an entity obtains employee services in share-based payment transactions, also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. SFAS 123R requires enitities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting, permitted by Statement 123 as originally issued (see note 25(r) to our financial statements included elsewhere in this annual report), under which, upon compliance with certain rules, issuing stock options to employees resulted in recognition of no compensation cost. The cost under SFAS 123R should be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share awards will be estimated using option-pricing models, unless observable market prices for the same or similar instruments are available.

         The cost under SFAS 123R for equity awards should be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). In addition, for liability awards, the cost should be determined by the changes in the estimated fair value of the awards at each reporting date. The grant-date fair value, and the fair value at the reporting date, for employee equity and liability awards, respectively, will be estimated using option-pricing models, unless observable market prices for the same or similar instruments are available.

         SFAS 123R is effective for CEMEX as of January 1, 2006 and applies to all awards classified as equity awards granted after the effective date and to awards modified, repurchased, or cancelled after that date, as well as to all outstanding liability awards. The cumulative effect of initially applying this statement, if any, will be recognized as of the effective date. As of the effective date, entities that used the fair-value-based method for either recognition or disclosure under Statement 123 (see note 25(r) to our financial statements included elsewhere in this annual report) will apply SFAS 123R using a modified version of prospective application. Under this transition method of adoption, compensation cost is recognized for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

         In connection with the adoption of SFAS 123R in 2006, considering all outstanding liability awards, SFAS 123R may have a material impact on our net income under U.S. GAAP (see pro forma historical information in footnote 25(r) to our financial statements included elsewhere in this annual report). As of the effective date of SFAS 123R, we did not have any unvested equity awards; therefore, we do not to expect to recognize any cost in respect of these awards.

         In December 2004, the FASB issued SFAS 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for us for inventory costs incurred on or after January 1, 2006. We do not expect any material impact on our financial statements from the adoption of this statement.

         In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The exception provides that those exchanges should be measured based on the recorded amount of the nonmonetary assets relinquished, rather than on the fair values of the exchanged assets. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for us for nonmonetary asset exchanges occurring on or after January 1, 2006. We do not expect any material impact on our financial statements from the adoption of this statement.

         In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement is effective for us for all accounting changes and any error corrections occurring after January 1, 2006. Except for the effect from accounting changes related to the adoption of SFAS 123R described above, we do not expect any material impact on our financial statements from the adoption of this statement.

         In September 2005, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, which provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. We do not expect the application of EITF 04-13 to have a material impact on our financial statements.

Item 6 - Directors, Senior Management and Employees
         ------------------------------------------

Senior Management and Directors

Senior Management

         Set forth below is the name and position of each of our executive officers as of December 31, 2005. The terms of office of the executive officers are indefinite.

Lorenzo H. Zambrano,                Joined CEMEX in 1968. During his career with
   Chief Executive Officer          CEMEX, Mr. Zambrano has been involved in all
                                    operational aspects of our business. He held several positions in CEMEX prior to his appointment as director of operations in 1981. In 1985, Mr. Zambrano was appointed chief executive officer, and in 1995 he was elected chairman of the board of directors.
                                    Mr. Zambrano is a graduate of Instituto
                                    Tecnologico y de Estudios Superiores de
                                    Monterrey, A.C., or ITESM, with a degree in mechanical engineering and administration and holds an M.B.A. from Stanford
                                    University.

                                    Mr. Zambrano has been a member of our board of directors since 1979 and chairman of our board of directors since 1995. He is a member of the board of directors of IBM and the International Advisory Board of Citigroup. He is also a member of the board of directors of Fomento Economico Mexicano, S.A. de C.V., Empresas ICA, S.A. de C.V., Alfa, S.A. de C.V., Grupo Financiero Banamex, S.A. de C.V., Vitro, S.A. and Grupo Televisa, S.A. Mr. Zambrano is chairman of the board of directors of Consejo de Ensenanza e Investigacion Superior, A.C., which manages ITESM. Until July 2005, Mr. Zambrano participated in the Chairman's Council of Daimler Chrysler AG and until January 2006, Mr. Zambrano was a member of the Stanford University's Graduate School of Business Advisory Council.

                                    In addition, he is member of the board of directors of Museo de Arte Contemporaneo de Monterrey A.C. (MARCO), Conservacion Internacional, and the Americas Society, Inc. Lorenzo H. Zambrano is a first cousin of Lorenzo Milmo Zambrano and Rogelio Zambrano Lozano, both members of our board of directors, as well as of Rodrigo Trevino, our chief financial officer. He is also a second cousin of Roberto Zambrano Villarreal and Mauricio Zambrano Villarreal, both members of our board of directors.

Hector Medina,                      Joined CEMEX in 1988. He has held several
   Executive Vice President of      positions in CEMEX, including director of
   Planning and Finance             strategic planning from 1991 to 1994,
                                    president of CEMEX Mexico from 1994 to 1996, and has served as executive vice president of planning and finance since 1996. He is a graduate of ITESM with a degree in chemical engineering and administration. He also received a Masters of Science degree in management studies from the management
                                    Center of the University of Bradford in
                                    England and a Masters of Science diploma in Operations Research from the Escuela de
                                    Organizacion Industrial in Spain in 1975.
                                    Among the positions he previously held are those of Project Director at Grupo Protexa,
                                    S.A. de C.V., Administrative Director at
                                    Grupo Xesa, S.A. de C.V., Commercial
                                    Director at Direcplan, S.A. and Industrial
                                    Relations Sub-Director at Hylsa, S.A. de
                                    C.V. In March 2006, Mr. Medina was appointed chairman of the board of Universidad
                                    Regimontana, a private university located in Monterrey, Mexico. Mr. Medina is a member of the board of directors of Cementos
                                    Chihuahua, Compania Minera Autlan,
                                    Mexifrutas, S.A. de C.V. and Chocota
                                    Productos del Mar, S.A. de C.V. and member of the "consejo de vigilancia" of Ensenanza e Investigacion Superior A.C. and ITESM. Mr.
                                    Medina is also a member of the Advisory
                                    Board of Nacional Monte de Piedad.

Armando J. Garcia Segovia,          Initially joined CEMEX in 1975 and rejoined
   Executive Vice President of      CEMEX in 1985. He has served as director of
   Development                      operational and strategic planning from 1985
                                    to 1988, director of operations from 1988 to 1991, director of corporate services and affiliate companies from 1991 to 1994, director of development from 1994 to 1996, general director of development from 1996 to 2000, and executive vice president of development since 2000. He is a graduate of ITESM with a degree in mechanical engineering and administration and holds an M.B.A. from the University of Texas. He was employed at Cydsa, S.A. from 1979 to 1981 and at Conek, S.A. de C.V. from 1981 to 1985. He is a brother of Jorge Garcia
                                    Segovia, an alternate member of our board of directors, and a first cousin of Rodolfo
                                    Garcia Muriel, a member of our board of
                                    directors.

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

Victor Romo,                        Joined CEMEX in 1985 and has served as
   Executive Vice President of      director of administration of CEMEX Espana
   Administration                   from 1992 to 1994, general director of
                                    administration and finance of CEMEX Espana from 1994 to 1996, president of CEMEX
                                    Venezuela from 1996 to 1998, president of the South American and Caribbean region from 1998 to May 2003, and executive vice president of administration since May 2003.
                                    He is a graduate in public accounting and holds a master's degree in administration and finance from ITESM. Previously, he worked for Grupo Industrial Alfa, S.A. de
                                    C.V. from 1979 to 1985.

Francisco Garza,                    Joined CEMEX in 1988 and has served as
   President of CEMEX               director of trading from 1988 to 1992,
   North America Region and         president of CEMEX USA from 1992 to 1994,
   Trading                          president of CEMEX Venezuela and Cemento
                                    Bayano from 1994 to 1996, and president of CEMEX Mexico and CEMEX USA from 1996 to
                                    1998. In 1998, he was appointed president of the North American region and trading. He is a graduate in business administration from ITESM and holds an M.B.A. from the Johnson
                                    School of Management at Cornell University.

Fernando Gonzalez,                  Joined CEMEX in 1989 and has served as vice-
   President of the                 president-human resources from 1992 to 1994,
   European Region                  vice-president-strategic planning from 1994
                                    to 1998, president of CEMEX Venezuela from 1998 to 2000, president of CEMEX Asia from 2000 to May 2003, and president of the South
                                    American and Caribbean region from May 2003 to February 2005. In March 2005, he was appointed president of the expanded European
                                    Region, including the United Kingdom,
                                    France, Germany, the Rest of Europe (other than Spain and Italy), and Israel. He is a graduate in business administration and holds a master's degree in administration from ITESM. Previously, he worked for Grupo
                                    Industrial Alfa, S.A. de C.V. from 1976 to
                                    1989.

Jose Luis Saenz de Miera,           Joined CEMEX Espana in 1993 as general
   President of the Iberia,         manager of administration and finance, and
   Middle East, Africa and Asia     in 1994 he was appointed president of CEMEX
   Region                           Espana. Mr. Saenz de Miera has served as
                                    president of the Europe, Africa and Asia region from October 1998 to February 2005.
                                    Since March 1, 2005, Mr. Saenz de Miera has been responsible for the Iberian Peninsula, Italy, Africa, and Asia, including the United Arab Emirates and Malaysia. He studied economic sciences in Universidad
                                    Complutense de Madrid and is a certified public accountant from Instituto de Censores
                                    Jurados de Cuentas in Spain. Previously, he was employed from 1973 to 1993 at KPMG Peat
                                    Marwick, since 1982 as partner and between 1988 and 1993 as deputy senior partner. Mr.
                                    Saenz de Miera is a citizen of Spain.

Juan Romero,                        Joined CEMEX in 1992 and has occupied
President of CEMEX South            several senior management positions,
America and the Caribbean           including commercial director for CEMEX
                                    Espana, president of CEMEX, Colombia,
                                    commercial director for CEMEX Mexico, and president of CEMEX Mexico. In March 2005,
                                    Mr. Romero became president of the South
                                    America and Caribbean Regions and Mexico.
                                    Mr. Romero graduated from Universidad de
                                    Comillas in Spain, where he studied Law and Economics and Enterprise Sciences.
                                    Previously, Mr. Romero worked for Cementos
                                    Sanson and Cementos Portland Morata de
                                    Jalon. Mr. Romero is a citizen of Spain.

Rodrigo Trevino,                    Joined CEMEX in 1997 and has served as chief
   Chief Financial Officer          financial officer since then. He holds both
                                    bachelor and master of science degrees in industrial engineering from Stanford
                                    University. Prior to joining CEMEX, he
                                    served as the country corporate officer for Citicorp/Citibank Chile from 1995 to 1996, and prior to that, he worked at Citibank, N.A. from 1979 to 1994. Rodrigo Trevino is a first cousin of Lorenzo H. Zambrano, our chief executive officer and chairman of our board of directors.

Ramiro G. Villarreal,               Joined CEMEX in 1987 and has served as
   General Counsel                  general counsel since then, and also has
                                    served as secretary of our board of
                                    directors since 1995. He is a graduate of the Universidad Autonoma de Nuevo Leon with a degree in law. He also received a masters of science degree in finance from the University of Wisconsin. Prior to joining
                                    CEMEX, he served as assistant general
                                    director of Grupo Financiero Banpais from 1985 to 1987.

Board of Directors

         Set forth below are the names of the members of our board of directors. The members of our board of directors serve for one-year terms. At our 2005 annual shareholders' meeting held on April 27, 2006, our shareholders re-elected all the members of our board of directors to serve until the next annual shareholders' meeting.

Lorenzo H. Zambrano,                See "-- Senior Management."
   Chairman

Lorenzo Milmo Zambrano              Has been a member of our board of directors
                                    since 1977. He is also general director of Inmobiliaria Ermiza, S.A. de C.V. He is a first cousin of Lorenzo H. Zambrano, chairman of our board of directors and our chief executive officer, a first cousin of Rogelio Zambrano Lozano, a member of our board of directors, and an uncle of Tomas
                                    Milmo Santos, an alternate member of our board of directors.

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

Rogelio Zambrano Lozano             Has been a member of our board of directors
                                    since 1987. He is also a member of the
                                    advisory board of Grupo Financiero Banamex, S.A. de C.V. Zona Norte, director of Carza,
                                    S.A. de C.V. and Parque Plaza Sesamo, S.A.
                                    de C.V., and a member of the board of
                                    directors of Hospital San Jose is a first cousin of Lorenzo H. Zambrano, chairman of our board of directors and our chief executive officer, a first cousin of Lorenzo
                                    Milmo Zambrano, a member of our board of directors, and an uncle of Tomas Milmo
                                    Santos, an alternate member of our board of directors.

Roberto Zambrano Villarreal         Has been a member of our board of directors
                                    since 1987 and president of our audit
                                    committee since 2002. He is also a member of the board of directors of Cemex Mexico, S.A.
                                    de C.V. He is chairman of the board of
                                    directors of Desarrollo Integrado, S.A. de
                                    C.V., Administracion Ficap, S.A. de C.V.,
                                    Aero Zano, S.A. de C.V., Ciudad Villamonte,
                                    S.A. de C.V., Focos, S.A. de C.V., C & I
                                    Capital, S.A. de C.V., Industrias Diza, S.A.
                                    de C.V., Inmobiliaria Sanni, S.A. de C.V.,
                                    Inmuebles Trevisa, S.A. de C.V., Servicios
                                    Tecnicos Hidraulicos, S.A. de C.V.,
                                    Mantenimiento Integrado, S.A. de C.V., ,
                                    Pilatus PC-12 Center de Mexico, S.A. de
                                    C.V., and Pronatura, A.C. He is a member of the board of directors of S.L.I. de Mexico, S.A. de C.V., Compania de Vidrio Industrial,
                                    S.A. de C.V., Comision de Cooperacion
                                    Ecologica Fronteriza (COCEF) and Banco de
                                    Desarrollo America del Norte (BDAN) He is a brother of Mauricio Zambrano Villarreal, a member of our board of directors.

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

Alfonso Romo Garza                  Has been a member of our board of directors
                                    since 1995. He is chairman of the board and chief executive officer of Savia, S.A. de
                                    C.V. and member of the board of Nacional de
                                    Drogas, S.A. de C.V., Grupo Maseca, S.A. de
                                    C.V., and Grupo Comercial Chedraui, S.A. de
                                    C.V. He is an external advisor of the World
                                    Bank Board for Latin America and the
                                    Caribbean, and a member of the board of The
                                    Donald Danforth Plant Science Center and
                                    Synthetic Genomics.

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

Jose Manuel Rincon Gallardo         Has been a member of our board of directors
                                    since 2003. He is also the board's
                                    "financial expert" and a member of our Audit
                                    Committee. He is president of the board of directors of Sonoco de Mexico, S.A. de C.V., member of the board of directors and audit committee of Grupo Financiero Banamex, S.A.
                                    de C.V., and Grupo Herdez, S.A. de C.V., and member of the board of directors of Grupo
                                    Transportacion Ferroviaria Mexicana, S.A. de
                                    C.V., Grupo Aeroportuario del Pacifico, S.A.
                                    de C.V., Grupo Cuervo, S.A. de C.V.,
                                    Laboratorio Sanfer-

                                    Hormona, and Alexander Forbes Mexico. Mr.
                                    Rincon Gallardo is a member of Pro-Dignidad, A.C., Instituto Mexicano de Contadores Publicos, A.C., and Instituto Mexicano de Ejecutivos de Finanzas, A.C. Mr. Rincon Gallardo was managing partner of KPMG Mexico, and was a member of the board of directors of KPMG United States and KPMG International.

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

Tomas Milmo Santos                  Has been an alternate member of our board of
                                    directors since 2001. He is Chief Executive
                                    Officer and president of the board of
                                    directors of Axtel, S.A. de C.V., a
                                    telecommunications company that operates in the local, long distance and data transfer market. He is also a member of the board of directors of Coparmex, Cemex Mexico, HSBC
                                    Mexico, and ITESM. Mr. Milmo Santos holds a degree in economics from Stanford
                                    University. Mr. Milmo Santos is a nephew of Lorenzo H. Zambrano, our chief executive officer and chairman of our board of directors, and a nephew of Lorenzo Milmo
                                    Zambrano and Rogelio Zambrano Lozano, both members of our board of directors.

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

         The Audit Committee

         The audit committee is responsible for reviewing related party transactions and is required to submit an annual report of its activities to our board of directors. The audit committee is also responsible for the appointment, compensation and oversight of our external auditors. The audit committee has also adopted procedures for handling complaints regarding accounting and auditing matters, including anonymous and confidential methods for addressing concerns raised by employees. Under our by-laws, the majority of the members of the audit committee, including its president, are required to be independent directors. Effective July 3, 2006, under our by-laws and the Mexican securities laws, all the members of the audit committee, including its president, will be required to be independent directors.

         Set forth below are the names of the members of our current audit committee. The terms of the members of our audit committee are indefinite, and they may only be removed by a resolution of the board of directors. Jose Manuel Rincon Gallardo qualifies as an "audit committee financial expert." See "Item 16A--Audit Committee Financial Expert."

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

         Effective July 3, 2006 the members of our audit committee will be as set forth below.

            Roberto Zambrano Villarreal         See "--Board of Directors."
            President

            Jose Manuel Rincon Gallardo         See "--Board of Directors."

            Tomas Brittingham Longoria          See "--Board of Directors."

            Alfonso Romo Garza                  See "--Board of Directors."

            Mauricio Zambrano Villarreal        See "--Board of Directors."

         The reason for the change in the composition of our Audit Committee is to be in compliance with the new Mexican Securities Law that was enacted on December 28, 2005 and will become effective on June 28, 2006. Also effective as of July 3, 2006, we will have a Corporate Practices Committee that will be comprised of the same board members as the Audit Committee.

Compensation of Our Directors and Members of Our Senior Management

         For the year ended December 31, 2005, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately Ps209.0 million. Approximately Ps38.7 million of this amount was paid pursuant to the Restricted Stock Incentive Plan, or RSIP, described below under "-- Restricted Stock Incentive Plan (RSIP)." During 2005, as part of their compensation, the members of our board of directors, alternate members of our board of directors and senior managers, as a group, were allocated a total of approximately 2.6 million CPOs; under the terms of the RSIP, 25% of those shares vested in 2005, and will remain restricted for one year.

         Certain key executives participate in a bonus plan that distributes to such executives a bonus pool based on our operating performance. This bonus is calculated and paid annually, 50% in cash and 50% in restricted CPOs under an RSIP.

         In addition, approximately Ps11.4 million was set aside or accrued to provide pension, retirement or similar benefits.

Employee Stock Option Plan (ESOP)

         In 1995, we adopted an employee stock option plan, or ESOP, under which we were authorized to grant members of our board of directors, members of our senior management and other eligible employees options to acquire our CPOs. Our obligations under the plan are covered by shares held in a trust created for such purpose (initially 216,300,000 shares). As of December 31, 2005, after giving effect to the exchange program implemented in November 2001 described below, and the exercise of options that has occurred through that date, options to acquire 2,711,174 CPOs remain outstanding under this program, with a weighted average exercise price of approximately Ps15 per CPO. As of December 31, 2005, the outstanding options under this program had a weighted average remaining tenure of approximately 3 years.

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

CEMEX, Inc. ESOP

         As a result of the acquisition of CEMEX, Inc. (formerly Southdown, Inc.) in November 2000, we established a stock option program for CEMEX, Inc.'s executives for the purchase of our ADSs. The options granted under the program have a fixed exercise price in U.S. Dollars equivalent to the average market price of one ADS during a six month period before the grant date and have a 10-year term. Twenty-five percent of the options vest annually during the first four years after their grant date. The options are covered using shares currently owned by our subsidiaries, thus potentially increasing stockholders' equity and the number of shares outstanding. As of December 31, 2005, considering the options granted since 2001, and the exercise of options that has occurred through that date, options to acquire 1,663,806 ADSs remain outstanding under this program. These options have a weighted average exercise price of approximately U.S.$ 2.40 per CPO or U.S.$ 23.98 per ADS as each ADS currently represents 10 CPOs.

         Stock options activity during 2004 and 2005, the balance of options outstanding as of December 31, 2004 and 2005 and other general information regarding our stock option programs, is presented in note 16 to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2005, the following ESOP options to purchase our securities were outstanding:

                            Number of CPOs                         Range of
                               or CPO                           exercise prices
    Title of security        equivalents                         per CPOs or
   underlying options     underlying options  Expiration Date   CPO equivalents
-----------------------  -------------------  ---------------  -----------------
      CPOs (Pesos)             2,711,174       2006 - 2011     Ps10.39 - Ps18.27

 CPOs (Dollars) (may be        5,779,005       2011 - 2013     U.S.$ 2.18 -
 instantly cash-settled)                                       U.S.$3.00

     CPOs (Dollars)
   (Unlimited upside;
receive restricted CPOs)      34,820,329          2012         U.S.$ 3.79

    CEMEX, Inc. ESOP          16,638,060       2011 - 2015     U.S.$ 1.94 -
                                                               U.S.$ 3.82

         As of December 31, 2005, our senior management and directors held the following ESOP options to acquire our securities:

                            Number of CPOs                         Range of
                               or CPO                           exercise prices
    Title of security        equivalents                         per CPOs or
   underlying options     underlying options  Expiration Date   CPO equivalents
-----------------------  -------------------  ---------------  -----------------
    CPOs (Dollars)
  (Unlimited upside;
receive restricted CPOs)      12,807,371           2012            U.S.$3.79


         As of December 31, 2005, our employees and former employees, other than senior management and directors, held the following ESOP options to acquire our securities:

                           Number of CPOs                         Range of
                              or CPO                           exercise prices
   Title of security        equivalents                         per CPOs or
  underlying options     underlying options  Expiration Date   CPO equivalents
----------------------  -------------------  ---------------  -----------------
      CPOs (Pesos)             2,711,174        2006-2011      Ps10.39 - 18.27

 CPOs (Dollars) (may be
 instantly cash-settled)       5,779,005        2011-2013      U.S.$2.18 - 3.00

   CPOs (Dollars)
 (Unlimited upside;
 receive restricted
      CPOs)                   22,012,958          2012           U.S.$3.79

     CEMEX, Inc. ESOP         16,638,060       2011-2015       U.S.$1.94 - 3.82


The November 2001 Voluntary Exchange Program

         In November 2001, we implemented a voluntary exchange program to offer participants in our ESOP new options in exchange for their existing options. The new options have an escalating strike price in U.S. Dollars and are hedged by our equity forward contracts, while the old options had a fixed strike price in Pesos. The executives who participated in this program exchanged their options to purchase CPOs at a weighted average strike price of Ps34.11 per CPO, for cash equivalent to the intrinsic value on the exchange date and new options to purchase CPOs with an escalating dollar strike price set at U.S.$4.93 per CPO as of December 31, 2001, growing by 7% per annum less dividends paid on the CPOs. Of the old options, 57,448,219 (approximately 90.1%) were exchanged for new options in the voluntary exchange program and 8,695,396 were not exchanged. In the context of the program, 81,630,766 new options were issued, in addition to 7,307,039 of the new options that were purchased by participants under a voluntary purchase option that was also part of the exchange. As of December 31, 2005, considering the options granted under the program, the exercise of options through that date, the result of the February 2004 exchange program described below and the 2004 voluntary early exercise program, 1,554,150 options to acquire 3,695,458 CPOs remained outstanding under this program, with an exercise price of approximately U.S.$5.22 per CPO. As of December 31, 2005, the outstanding options under this program had a remaining tenure of approximately
5.8 years.

The February 2004 Voluntary Exchange Program

         In February 2004, we implemented a voluntary exchange program to offer ESOP and voluntary employee stock option plan, or VESOP, pursuant to which participants received new options in exchange for their existing options. Under the terms of the exchange offer, participating employees surrendered their options in exchange for new options with an initial strike price of U.S.$5.05 per CPO and a life of 8.4 years, representing respectively the weighted average strike price and maturity of existing options. The strike price of the new options increased annually at a 7% rate, less dividends paid on the CPOs. The new options were exercisable at any time at the discretion of their holders, and would be automatically exercised if, at any time during the life of the options, the closing CPO market price reaches U.S.$7.50.

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

The 2004 Voluntary Early Exercise Program

         In December 2004, we offered ESOP and VESOP participants new options, conditioned on the participants exercising and receiving the intrinsic value of their existing options. As a result of this program, 120,827,370 options from the February 2004 voluntary exchange program, 16,580,004 options from other ESOPs, and 399,848 options from VESOP programs were exercised, and we granted a total of 139,151,236 new options. The new options had an initial strike price of US$7.4661, which was US$0.50 above the closing CPO market price on the date on which the old options were exercised, and which increased at a rate of 5.5% per annum. All gains from the exercise of these new options will be paid in restricted CPOs. The restrictions will be removed gradually within a period of between two and four years, depending on the exercise date.

         The new options may be exercised at any time at the discretion of their holders. Of the 139,151,236 new options, 120,827,370 would be automatically exercised if the closing CPO market price reached U.S.$8.50, while the remaining 18,323,866 options do not have an automatic exercise threshold. Holders of these options were entitled to receive an annual payment of US$0.10 net of taxes per option outstanding as of the payment date until exercise or maturity of the options or until the closing CPO market price reached U.S.$8.50, which payment was scheduled to grow annually at a 10% rate.

         On June 17, 2005, the closing CPO market price reached U.S.$8.50, and, as a result, all outstanding options subject to automatic exercise were automatically exercised and the annual payment to which holders of the remaining options were entitled was terminated.

         For accounting purposes under Mexican and U.S. GAAP, as of December 31, 2005, we accounted for the options granted under the February 2004 voluntary exchange program by means of the fair value method through earnings. See notes 3W and 16 to our consolidated financial statements included elsewhere in this annual report.

Voluntary Employee Stock Option Plan (VESOP)

         During 1998, 1999, 2002 and 2003, we established voluntary employee stock option plans, or VESOPs, pursuant to which managers and senior executives elected to purchase options to CPOs. As of December 31, 2005 there were 5,000 options to acquire 11,889 CPOs, with an exercise price of U.S.$3.05 and a remaining life of approximately 2 years, outstanding from options sold to executives under a VESOP in April 2002.

         As of December 31, 2005, no member of our senior management or board of directors held any VESOP options to acquire our securities.

Restricted Stock Incentive Plan (RSIP)

         Since January 2005, we have been changing our long-term variable compensation programs from stock option grants to restricted stock awards under a Restricted Stock Incentive Plan, or RSIP. Under the terms of the

RSIP, eligible employees are allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. An amount in cash sufficient to purchase twenty five percent (25%) of the allocated number of CPOs will be distributed annually to a trust to purchase CPOs in the market on behalf of each employee. The CPOs purchased by the trust will be held in a restricted account by the trust on behalf of each employee for one year. At the end of the one-year period the restrictions will lapse, at which time the CPOs will become freely transferable and the employee may withdraw them from the trust.

         During 2005, approximately 2.5 million CPOs were purchased by the trust on behalf of eligible employees pursuant to the Restricted Stock Incentive Plan, of which approximately 650 thousand were purchased for members of our senior management and board of directors.

Employees

         As of December 31, 2005, we had approximately 52,674 employees worldwide, which represented an increase of 97% from year-end 2004. This increase was mainly attributable to the RMC acquisition during 2005.

         The following table sets forth the number of our full-time employees and a breakdown of their geographic location at the end of each of the last three fiscal years:

                                                       2003      2004      2005
North America
      Mexico.......................................  11,155    11,689    13,044
      United States................................   4,709     5,010     9,657
Europe
      Spain........................................   2,963     2,851     2,838
      United Kingdom...............................                       6,237
      Rest of Europe...............................     117       135    10,714
South America, Central America and the Caribbean...   5,099     5,108     6,309
Africa and the Middle East.........................     873       929     2,364
Asia...............................................   1,049       957     1,511

         Employees in Mexico have collective bargaining agreements on a plant-by-plant basis, which are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2005, more than 270 contracts with different labor unions were renewed.

         Approximately one-fifth of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Boilermakers and the International Brotherhood of Teamsters. Collective bargaining agreements are in effect at all our U.S. plants and have various expiration dates from 2006 through 2012.

         Our Spanish union employees have contracts that are renewable every two to three years on a company-by-company basis. Employees in the ready-mix concrete, mortar, aggregates and transport sectors have collective bargaining agreements by sector.

         In the United Kingdom, our cement and logistics operations have collective bargaining agreements with the Transport & General Workers Union
(TGWU) and Amicus. The rest of our operations in the United Kingdom are not part of a collective bargaining agreement; however, there are local recognition agreements for consultation and employee representation with the TGWU and the GMB union, Britain's general labor union.

         In Germany, all our operations have collective bargaining agreements with the Industriegewerkschaft - BAUEN AGRAR UMWELT - IG B.A.U. union. In addition to the collective bargaining agreements, there are internal company agreements, negotiated between the workers council and the company itself.

         In France, approximately 5% of our employees are members of one of the five main unions. Each union is represented in the company mainly in Paris and in Southern France. All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comite d'Entreprise).

         In Venezuela, each of our subsidiary companies operating our cement plants has its own union, and each company has separately negotiated three-year labor contracts with the union employees of the relevant plants.

         In Colombia, a single union represents the union employees of the Bucaramanga and Cucuta cement plants. There are also collective agreements with non-union workers at the Caracolito/Ibague cement plant, Santa Rosa cement plant and all ready-mix concrete plants in Colombia.

         Overall, we consider our relationships with labor unions representing our employees to be satisfactory.

Share Ownership

         As of March 31, 2006, our senior management and directors and their immediate families owned, collectively, approximately 3.9% of our outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. No individual director or member of our senior management beneficially owned one percent or more of any class of our outstanding capital stock.

Item 7 -  Major Shareholders and Related Party Transactions
          -------------------------------------------------

Major Shareholders

         Based upon information contained in a statement on Schedule 13G filed with the Securities and Exchange Commission on February 13, 2006, as of December 31, 2005, Southeastern Asset Management, Inc., an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 36,279,092 ADSs and 26,061,948 CPOs, representing a total 388,852,868 CPOs or approximately 10.1% of our outstanding capital stock. Southeastern Asset Management, Inc. does not have voting rights different from our other shareholders.

         Other than Southeastern Asset Management, Inc., the CPO trust and the shares and CPOs owned by our subsidiaries, we are not aware of any person that is the beneficial owner of five percent or more of any class of our voting securities.

         As of March 31, 2006, our outstanding capital stock consisted of 7,676,623,102 Series A shares and 3,838,311,551 Series B shares, in each case including shares held by our subsidiaries.

         As of March 31, 2006, a total of 7,429,174,874 Series A shares and 3,714,587,437 Series B shares were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders' meeting, the A shares held in the CPO trust are voted in accordance with the vote cast by holders of the majority of A shares held by Mexican nationals and B shares voted at that meeting of shareholders.

         As of March 31, 2006, through our subsidiaries, we owned approximately
313.5 million CPOs, representing approximately 8.4% of our outstanding CPOs and 8.2% of our outstanding voting stock. These CPOs are voted at the direction of our management. From time to time, our subsidiaries are active participants in the trading market for our capital stock; as a result, the levels of our CPO and share ownership by those subsidiaries are likely to fluctuate. Our voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, an additional 23.8 million CPOs, representing approximately 0.6% of our outstanding CPOs and 0.6% of our outstanding voting stock, were held in a derivative instrument hedging expected cash flows of stock options exercises in the short and medium term.

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

         As of March 31, 2006, we had 429 ADS holders of record in the United States, holding approximately 62% of our outstanding CPOs.

         On April 27, 2006, our shareholders approved a new stock split, which we expect to occur in July 2006. In connection with the stock split, each of our existing series A shares will be surrendered in exchange for two new series A shares, and each of our existing series B shares will be surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, will distribute one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs will not change as a result of the stock split; each ADS will represent ten (10) new CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders will not change as a result of the stock split. The financial data set forth in this annual report have not been adjusted to give retroactive effect to the stock split.

Related Party Transactions

         Mr. Bernardo Quintana Isaac, a member of our board of directors, is chief executive officer and chairman of the board of directors of Grupo ICA, S.A. de C.V., or Grupo ICA, a large Mexican construction company. In the ordinary course of business, we extend financing to Grupo ICA for varying amounts at market rates, as we do for our other customers.

         In the past, we have extended loans of varying amounts and interest rates to our directors and executives. During 2005, the largest aggregate amount of loans we had outstanding to our directors and members of senior management was Ps11,549,703. As of March 31, 2006, these loans had been fully repaid.

Item 8 -  Financial Information
          ---------------------

Consolidated Financial Statements and Other Financial Information

         See Item 18 -- "Financial Statements" and "Index to Consolidated Financial Statements."

Legal Proceedings

         See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings."

Dividends

         A declaration of any dividend by us is made by our shareholders at a general ordinary meeting. Any dividend declaration is usually based upon the recommendation of our board of directors. However, the shareholders are not obligated to approve the board's recommendation. We may only pay dividends from retained earnings included in financial statements that have been approved by our shareholders and after all losses have been paid for, a legal reserve equal to 5% of our paid-in capital has been created and our shareholders have approved the relevant dividend payment. According to 1999 Mexican tax reforms, all shareholders, excluding Mexican corporations, that receive a dividend in cash or in any other form are subject to a withholding tax. See Item 10 -- "Additional Information -- Taxation -- Mexican Tax Considerations." Since we conduct our operations through our subsidiaries, we have no significant assets of our own except for our investments in those subsidiaries. Consequently, our ability to pay dividends to our shareholders is dependent upon our ability to receive funds from our subsidiaries in the form of dividends, management fees, or otherwise. Some of our credit agreements and debt instruments and some of those of our subsidiaries contain provisions restricting our ability, and that of our subsidiaries, as the case may be, to pay dividends if financial covenants are not maintained. As of December 31, 2005, we and our subsidiaries were in compliance with, or had obtained waivers in connection with, those covenants. See Item 3 -- "Key Information -- Risk Factors -- We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities."

         Although our board of directors currently intends to continue to recommend an annual dividend on the common stock, the recommendation whether to pay and the amount of those dividends will continue to be based upon, among other things, earnings, cash flow, capital requirements and our financial condition and other relevant factors.

         Owners of ADSs on the applicable record date will be entitled to receive any dividends payable in respect of the A shares and the B shares underlying the CPOs represented by those ADSs; however, as permitted by the deposit agreement pursuant to which our ADSs are issued, we may instruct the ADS depositary not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs, as we did in connection with the dividend for the 2005 fiscal year, as described below. The ADS depositary will fix a record date for the holders of ADSs in respect of each dividend distribution. Unless otherwise stated, the ADS depositary has agreed to convert cash dividends received by it in respect of the A shares and the B shares underlying the CPOs represented by ADSs from Pesos into Dollars and, after deduction or after payment of expenses of the ADS depositary, to pay those dividends to holders of ADSs in Dollars. We cannot assure holders of our ADSs that the ADS depositary will be able to convert dividends received in Pesos into Dollars.

         The following table sets forth the amounts of annual cash dividends paid in Pesos, on a per share basis, and a convenience translation of those amounts into Dollars based on the CEMEX accounting rate as of December 31, 2005:

                                                    Dividends Per Share
                                           -------------------------------------
                                              Constant Pesos         Dollars
                                           --------------------  ---------------
2001.....................................          0.37                0.03
2002.....................................          0.39                0.04
2003.....................................          0.41                0.04
2004.....................................          0.39                0.04
2005.....................................          0.83                0.08

         Dividends declared at each year's annual shareholders' meeting are in respect of dividends for the preceding year. In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in recent years, expressed in constant Pesos as of December 31, 2005, were as follows: 2001, Ps1.11 per CPO (or Ps0.37 per share); 2002, Ps1.17 per CPO (or Ps0.39 per share); 2003, Ps1.23 per CPO (or Ps0.41 per share); 2004, Ps1.17 per CPO (or Ps0.39 per share); and 2005, Ps2.49 per CPO (or Ps0.83 per share). As a result of dividend elections made by shareholders, in 2002, Ps262 million in cash was paid and 128 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; in 2003, Ps68 million in cash was paid and 198 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year; in 2004, Ps161 million in cash was paid and 150 million additional CPOs were issued in respect of dividends declared for the 2003 fiscal year; and in 2005, Ps380 million in cash was paid and 133 million additional CPOs were issued in respect of dividends declared for the 2004 fiscal year.

         At our 2005 annual shareholders' meeting, which was held on April 27, 2006, our shareholders approved a dividend for the 2005 fiscal year of the Peso equivalent of U.S.$0.133 per CPO (U.S.$0.0443 per share) or Ps1.49 (Ps0.50 per share), based on the Peso/Dollar exchange rate in effect for May 25, 2006 of Ps11.1935 to U.S.$1.00, as published by the Mexican Central Bank. Holders of our series A shares, series B shares and CPOs will be entitled to receive the dividend in either stock or cash consistent with our past practices; however, under the terms of the deposit agreement pursuant to which our ADSs are issued, we have instructed the ADS depositary not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs, unlike our practice in connection with previous dividends when ADS holders were extended this option. In order to have sufficient shares to issue to those shareholders who receive the dividend in stock, our shareholders approved an increase in the variable part of our capital stock through the capitalization of retained earnings in an amount up to Ps6,718 milion, through the issuance of up to 480 million series A shares and 240 million series B shares, to be represented by new CPOs. Our shareholders delegated to our board of directors the determination of the final amount of the capital increase. As a result of dividend elections made by shareholders, in June 2006, approximately Ps144 million in cash will be paid and approximately 106 million additional CPOs will be issued in respect of dividends declared for the 2005 fiscal year. The final amount of the increase in the variable part of our capital stock, as determined by our board of directors, was approximately Ps1,764 million.

Significant Changes

         Except as described herein, no significant change has occurred since the date of our consolidated financial statements included in this annual report.

Item 9 -  Offer and Listing
          -----------------

Market Price Information

         Our CPOs are listed on the Mexican Stock Exchange and trade under the symbol "CEMEX.CPO." Our ADSs, each of which currently represents ten CPOs, are listed on the New York Stock Exchange and trade under the symbol "CX." The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for CPOs on the Mexican Stock Exchange and the high and low sales prices in Dollars for ADSs on the NYSE. The information below does not give effect to the two-for-one stock split in our CPOs and ADSs approved by our shareholders on April 27, 2006, which we expect will be effected in July 2006.

     Calendar Period                 CPOs(1)                     ADSs
--------------------------   -----------------------   -------------------------
Yearly                          High         Low          High           Low
                             ----------   ----------   -----------  ------------
2001......................   Ps 25.83      Ps 17.25    U.S.$28.30    U.S.$17.63
2002......................      30.91         19.55         33.00         19.25
2003......................      29.75         17.83         26.64         16.31
2004......................      41.00         29.15         36.56         25.97
2005......................      66.50         37.75         61.98         34.13
Quarterly
2004
   First quarter..........      33.25         29.15         29.96         26.20
   Second quarter.........      35.25         30.20         31.35         25.97
   Third quarter..........      35.63         31.11         31.31         26.95
   Fourth quarter.........      41.00         31.20         36.56         27.14
2005
   First quarter .........      46.75         39.00         42.52         34.55
   Second quarter.........      47.01         37.75         43.72         34.13
   Third quarter..........      57.30         44.90         53.80         41.87
   Fourth quarter.........      66.50         51.20         61.98         46.78
2006
   First quarter .........      72.04         59.30         67.09         56.01
Monthly
2005-2006
   November...............      61.39         55.80         57.75         51.68
   December...............      66.50         59.84         61.98         56.81
   January................      70.23         63.10         67.09         59.90
   February...............      69.40         59.30         66.38         56.01
   March..................      72.04         62.50         66.46         58.24
   April..................      76.55         71.00         68.95         65.03
   May....................      78.70         63.86         72.07         56.25

________________
Source: Based on data of the Mexican Stock Exchange and the NYSE.
(1) As of December 31, 2005, approximately 96.8% of our outstanding share capital was represented by CPOs.

         On May 31, 2006, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps64.53 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$56.97 per ADS.

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

         Each of our fixed and variable capital accounts is comprised of A shares and B shares. Under Mexican law and our by-laws, any holder of shares representing variable capital is entitled to have those shares redeemed at that holder's option for a price equal to the lower of:

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

         On September 15, 1999, we effected a further stock split. For every one of our shares of any series we issued two series A shares and one series B share. Concurrently with this stock split, we also consummated an exchange offer to exchange new CPOs and new ADSs representing the new CPOs for our then existing A shares, B shares and ADSs and converted our then existing CPOs into the new CPOs. As of December 31, 2005, approximately 96.8% of our outstanding share capital was represented by CPOs, a portion of which is represented by ADSs.

         At a general extraordinary meeting of shareholders held on April 28, 2005, our shareholders approved a two-for-one stock split, which became effective on July 1, 2005. In connection with this stock split, each of our existing series A shares was surrendered in exchange for two new series A shares, and each of our existing series B shares was surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. The number of our existing ADSs did not change as a result of the stock split; instead the ratio of CPOs to ADSs was modified so that each existing ADS represents ten new CPOs following the stock split and the CPO trust amendment.

         As of December 31, 2005, our capital stock consisted of 12,154,784,604 issued shares. As of December 31, 2005, series A shares represented 64% of our capital stock, or 8,103,189,736 shares, of which 7,676,571,754 shares were subscribed and paid, 213,087,000 shares were treasury shares and 213,530,982 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder, but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. As of December 31, 2005, series B shares represented 36% of our capital stock, or 4,051,594,868 shares, of which 3,838,285,877 shares were subscribed and paid, 106,543,500 shares were treasury shares and 106,765,491 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder, but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. Of the total of our A shares and B shares outstanding as of December 31, 2005, 6,534,000,000 shares corresponded to the fixed portion of our capital stock and 5,620,784,604 shares corresponded to the variable portion of our capital stock.

         At the 2005 annual shareholders' meeting held on April 27, 2006, in connection with their approval of a dividend for the 2005 fiscal year, our shareholders approved an increase in the variable part of our capital stock through the capitalization of retained earnings in an amount up to Ps6,718 million, through the issuance of up to 480 million series A shares and 240 million series B shares, to be represented by new CPOs. The final amount of the increase in the variable part of our capital stock, as determined by our board of directors, was approximately Ps1,764 million. See Item 8 -- "Financial Information -- Dividends" above. In addition, at the 2005 annual shareholders' meeting, our shareholders approved the cancellation of 213,087,000 series A treasury shares and 106,543,500 series B treasury shares.

         At the 2005 annual shareholders' meeting, our shareholders also approved a new stock split, which we expect to occur in July 2006. In connection with this new two-for-one stock split, each of our existing series A shares will be surrendered in exchange for two new series A shares, and each of our existing series B shares will be surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, will distribute one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs will not change as a result of the stock split; each ADS will represent ten (10) new CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders will not change as a result of the stock split. The financial data set forth in this annual report have not been adjusted to give retroactive effect to this new stock split.

         On June 1, 2001, the Mexican securities law (Ley de Mercado de Valores) was amended to increase the protection granted to minority shareholders of Mexican listed companies and to commence bringing corporate governance procedures of Mexican listed companies in line with international standards.

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

         o The limitation on our variable capital was removed. Formerly, our variable capital was limited to ten times our minimum fixed capital, which is currently set at Ps39.5 million.

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

         On December 30, 2005, a new Mexican securities law was published in an attempt to continue bringing corporate governance procedures of Mexican listed companies in line with international standards. This new law includes provisions increasing disclosure information requirements, minority shareholder rights and corporate governance.

         Under the new Mexican securities law, we are required to adopt specific amendments to our by-laws within 180 days of the effective date of the new law. Following approval from our shareholders at our 2005 annual shareholders' meeting held on April 27, 2006, we amended and restated our by-laws to incorporate these amendments. The amendments to our by-laws will become effective on July 3, 2006. The most significant of these amendments are as follows:

         o The change of our corporate name from CEMEX, S.A. de C.V. to CEMEX, S.A.B. de C.V., which means that we will now be called a Publicly Held Company (Sociedad Anonima Bursatil or S.A.B.).

         o The creation of a corporate practices committee, which is a new committee of our board of directors and which is comprised exclusively of independent directors.

         o The elimination of the figure of statutory examiner (Comisario) and the assumption of its responsibilities by the board of directors through the audit committee and the new corporate practices committee, as well as by our external auditor.

         o The imposition of new duties (such as the duty of loyalty and the duty of care) and liabilities on the members of the board of directors as well as on the relevant officers.

         o The implementation of a mechanism for claims of a breach of a director's or officer's duties to be brought by us or by holders of 5% or more of our shares.

         o    An increase of the responsibilities of the audit committee.

         o The chief executive officer is now the person in charge of managing the company. before, this was the duty of the board of directors. The board of directors will now supervise the chief executive officer.

         o Shareholders are given the right to enter into certain agreements with other shareholders.

         These amendments to our by-laws are subject to the new law becoming effective on June 28, 2006. Therefore, the following summary does not give effect to these amendments.

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

Differences Between Our Corporate Governance Practices and NYSE Standards for Domestic Companies

         For a description of significant ways in which our corporate governance practices differ from those required of domestic companies under NYSE standards visit our website at www.cemex.com (under the heading "Investor Center/Corporate Governance").

Material Contracts

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

         On October 15, 2003, New Sunward Holding B.V. entered into a U.S.$1.15 billion multi-tranche Term Loan Agreement. The indebtedness incurred under the agreement was guaranteed by CEMEX, CEMEX Mexico and Empresas Tolteca de Mexico and was composed of three different tranches. The first tranche was a two-year Euro denominated loan in the amount of (euro)256,365,000. The second tranche was a three-year Dollar denominated loan in the amount of U.S.$550,000,000. The third tranche was a three-year Yen denominated loan in the amount of
(Y)32,688,000,000. The terms of the second and third tranches can be extended for an additional period of six months, subject to certain conditions. The proceeds were used to repurchase U.S.$650 million of preferred equity and to refinance other outstanding debt. On July 7, 2004 the three-year Dollar denominated loan in the amount of U.S.$550,000,000 was completely prepaid. On July 12, 2004, the three-year Yen denominated loan in the amount of
(Y)32,688,000,000 was reduced to (Y)16,288,000,000. On June 30, 2005, all outstanding amounts under this multi-tranche Term Loan Agreement were prepaid.

         On March 30, 2004, CEMEX Espana, with Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, entered into a Term and Revolving Facilities Agreement with Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, relating to three credit facilities with an aggregate amount of (euro)250,000,000 and
(Y)19,308,000,000. The first facility was a five-year multi-currency term loan facility with a variable interest rate; the second facility was a 364-day multi-currency revolving credit facility; and the third facility was a five-year Yen denominated term loan facility with a fixed interest rate. The proceeds of these facilities were used to prepay part of CEMEX Espana's outstanding debt as of that date and for general corporate purposes. On March 18, 2005, the term of the 364-day multi-currency revolving credit facility (up to an aggregate amount of (euro)100,000,000) was extended for an additional year and on March 31, 2006, all outstanding amounts under the revolving credit facility were paid and the revolving credit facility expired.

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

         On June 23, 2004, we entered into a three-year U.S.$800 million revolving credit facility guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The facility consists of credit lines with two different sublimits. The facility provides for swing line loan availability of U.S.$100 million and has a sublimit for standby letters of credit of U.S.$200 million. The proceeds were applied to refinance outstanding debt. On June 6, 2005, this revolving credit facility was amended; the total facility was reduced to U.S. $700 million and extended to a new four-year period. The sublimits of the swing line and standby letters of credit were left unchanged.

         On September 24, 2004, New Sunward Holding B.V., entered into a U.S.$1.25 billion multi-currency term loan that was guaranteed by CEMEX, CEMEX Mexico and Empresas Tolteca de Mexico and consisted of two tranches. The first tranche was a multi-currency one-year U.S.$500 million term loan denominated in Dollars, Euros or Pounds (or a combination thereof) with an optional six-month extension. The second tranche was a multi-currency three-year U.S.$750 million term loan denominated in Dollars, Euros, or Pounds (or a combination thereof). The proceeds of the facility were used to finance the RMC acquisition. This facility was fully repaid on April 13, 2005.

         On September 24, 2004, CEMEX Espana entered into a U.S.$3.8 billion multi-currency term loan that consisted of three tranches. The first tranche was a multi-currency one-year U.S.$1.5 billion back-up term loan denominated in Dollars, Euros or Pounds (or a combination thereof) with an optional twelve month extension. The second tranche was a multi-currency three-year U.S.$1.15 billion term loan denominated in Dollars, Euros or Pounds (or a combination thereof). The third tranche was a multi-currency five-year U.S.$1.15 billion term loan denominated in Dollars, Euros or Pounds (or a combination thereof). Proceeds from the first tranche of the CEMEX Espana facility were used to refinance RMC debt. All other proceeds were used to finance the RMC acquisition. On February 25, 2005 the facilities agreement was amended and on June 21, 2005, the first tranche was cancelled. On July 4, 2005, the facilities agreement was amended and restated. The amended and restated facility is a U.S. $2.3 billion multi-currency revolving facilities agreement. The first tranche is a multi-currency U.S. $575 million revolving loan maturing on September 2007. The second tranche is a multi-currency U.S. $1.15 billion revolving loan maturing on September 2009. The third tranche is a multi-currency five-year U.S. $575 million revolving facility with two optional one-year extensions. All borrowings under the amended and restated facilities agreement can be denominated in Dollars, Euros, or Pounds (or a combination thereof). This indebtedness is guaranteed by Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex American Holdings B.V., Cemex Shipping B.V., Cemex Egyptian Investments B.V. and Cemex Asia B.V. (which became a guarantor on December 16, 2005).

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

         On March 16, 2005, CEMEX Espana and RMC entered into an Amended and Restated (pound)1,000,000,000 Term and Revolving Credit Agreement, which was originally entered into by RMC on October 18, 2002, relating to a multi-currency five-year (pound)600,000,000 revolving credit facility and a multi-currency five-year (pound)400,000,000 term loan facility. The amendments to the original agreement included a waiver of the provision requiring mandatory prepayment in the event of a change of control, the inclusion of CEMEX Espana, Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V., Cemex Egyptian Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V, as guarantors, amendments to the financial covenants applicable to CEMEX Espana on a consolidated basis and the extension of the termination date of the revolving credit facility to six years from the date of the amended and restated agreement. Simultaneous with the execution of the amended and restated agreement, the total amount of the facilities was reduced to (pound)604,354,196; the revolving credit facility was reduced to (pound)425,558,038 and the term loan facility was reduced to (pound)178,796,154. This Term and Revolving Credit Agreement was fully prepaid and cancelled on November 7, 2005.

         On April 5, 2005, we entered into a U.S.$1,000,000,000 180-day term credit agreement guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The multi-currency credit facility was entered into to fund the repayment of amounts outstanding under the credit agreement of New Sunward Holding B.V., dated September 24, 2004. This credit agreement was fully prepaid on June 6, 2005.

         On May 31, 2005, we entered into a multi-credit five-year U.S.$1.2 billion revolving credit agreement guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The multi-currency credit facility was entered into to fund the repayment of amounts outstanding under the credit agreement of CEMEX, S.A. de C.V. dated April 5, 2005.

         On June 27, 2005, New Sunward Holding B.V. entered into a U.S.$700,000,000 Term and Revolving Facilities Agreement with several lenders, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas and Citigroup Global Markets as mandated lead arrangers and Citibank, N.A. as agent. This agreement is guaranteed by CEMEX, CEMEX Mexico and Empresas Tolteca de Mexico. The proceeds from this Term and Revolving Facilities Agreement was used to repay of all amounts due and payable under the U.S.$1,150,000,000 term loan agreement dated October 15, 2003 and to pay other debt of New Sunward Holding B.V.

         On June 13, 2005, CEMEX Espana Finance LLC, as issuer, CEMEX Espana, Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V., Cemex Egyptian Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V., as guarantors, and several institutional purchasers, entered into a Note Purchase Agreement in connection with a private placement and issuance by CEMEX Espana Finance, LLC of U.S.$133,000,000 aggregate principal amount of 5.18% Senior Notes due 2010, and U.S.$192,000,000 aggregate principal amount of 5.62% Senior Notes due 2015. The proceeds of the private placement were used to repay existing facilities and for general corporate purposes. On December 16, 2005, Cemex Asia B.V. became a guarantor to the Notes issued in connection with this Note Purchase Agreement. On December 31, 2005, Cemex Manila Investments B.V. was merged with and into Cemex Asia B.V. The surviving company was Cemex Asia B.V.

         On July 1, 2005, we and Ready Mix USA entered into limited liability company agreements and asset contribution agreements in connection with our establishment of two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and eleven cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. CEMEX Southeast, LLC is managed by us, and Ready Mix USA, LLC is managed by Ready Mix USA. Under the terms of the limited liability company agreements, after the third anniversary of the formation of these companies, Ready Mix USA will have the option, but not the obligation, to require us to purchase Ready Mix USA's interest in the two companies at a purchase price equal to the greater of the book value of the companies' assets or a formula based on the companies' earnings. This option will expire on the twenty fifth anniversary of the formation of these companies.

         On September 1, 2005, RMC Mid-Atlantic, LLC, our indirect wholly-owned U.S. subsidiary, and Ready Mix USA entered into an asset purchase agreement pursuant to which we sold 27 ready-mix plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million.

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

         This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Shareholders (as defined below) who hold our ADSs or CPOs, as the case may be, as capital assets. This summary does not discuss all aspects of U.S. federal income taxation which may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, persons who own 10% or more of our voting stock, or holders whose functional currency is not the Dollar or U.S. Shareholders who hold a CPO or an ADS as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset). In addition, this summary does not address any aspect of state, local or foreign taxation.

         For purposes of this summary, a "U.S. Shareholder" means a beneficial owner of CPOs or ADSs, who is for U.S. federal income tax purposes:

         o an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

         o a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

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

Taxation of dividends with respect to CPOs and ADSs

         Distributions of cash or property with respect to the A shares or B shares represented by CPOs, including CPOs represented by ADSs, generally will be includible in the gross income of a U.S. Shareholder as foreign source "passive" or "financial services" income on the date the distributions are received by the CPO trustee or successor thereof, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Pursuant to changes in U.S. tax law applicable to tax years beginning after December 31, 2006, payments that would have been treated as "financial services" income for these purposes will be treated as "general category" income. These dividends will not be eligible for the dividends-received deduction allowed to corporate U.S. Shareholders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Shareholder's adjusted tax basis in the CPOs or ADSs and thereafter as capital gain.

         The gross amount of any dividends paid in Pesos will be includible in the income of a U.S. Shareholder in a Dollar amount calculated by reference to the exchange rate in effect the day the Pesos are received by the CPO trustee or successor thereof whether or not they are converted into Dollars on that day. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. Dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

         Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15 percent will apply to "qualified dividend income" received by U.S. Shareholders that are individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2011, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program.

         We believe that we are a "qualified foreign corporation" because (i) the ADSs trade on the New York Stock Exchange and (ii) we are eligible for the benefits of the comprehensive income tax treaty between Mexico and the United States which includes an exchange of information program. Accordingly, we believe that any dividends we pay should constitute "qualified dividend income" for United States federal income tax purposes. There can be no assurance, however, that we will continue to be considered a "qualified foreign corporation" and that our dividends will continue to be "qualified dividend income."

Taxation of capital gains on disposition of CPOs or ADSs

         The sale or exchange of CPOs or ADSs will result in the recognition of gain or loss by a U.S. Shareholder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis therein. That gain or loss recognized by a U.S. Shareholder will be long-term capital gain or loss if the U.S. Shareholder's holding period for the CPOs or ADSs exceeds one year at the time of disposition. Long term capital gain realized by a U.S. Shareholder that is an individual (as well as certain trusts and estates) upon the sale or exchange of CPOs or ADSs before the end of a taxable year which begins before January 1, 2011, generally will be subject to a maximum United States federal income tax rate of 15 percent. The deduction of capital losses is subject to limitations. Gain from the sale or exchange of the CPOs or ADSs usually will be treated as U.S. source for foreign tax credit purposes; losses will generally be allocated against U.S. source income. Deposits and withdrawals of CPOs by U.S. Shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

                                    PART II

Item 13 -  Defaults, Dividend Arrearages and Delinquencies
           -----------------------------------------------

         None.

Item 14 -  Material Modifications to the Rights of Security Holders and Use of
           -------------------------------------------------------------------
           Proceeds
           --------

         None.

Item 15 -  Controls and Procedures
           -----------------------

CEMEX, S.A. de C.V.
-------------------

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of CEMEX, S.A. de C.V. ("CEMEX") have evaluated the effectiveness of CEMEX's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2005. Based on such evaluation, such officers have concluded that CEMEX's disclosure controls and procedures are effective as of December 31, 2005.

         Internal Control Over Financial Reporting. There were no changes in CEMEX's internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during fiscal 2005 that have materially affected, or are reasonably likely to materially affect, CEMEX's internal control over financial reporting.

CEMEX Mexico, S.A. de C.V.
--------------------------

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico") have evaluated the effectiveness of CEMEX Mexico's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005. Based on such evaluation, such officers have concluded that CEMEX Mexico's disclosure controls and procedures are effective as of December 31, 2005.

         Internal Control Over Financial Reporting. There were no changes in CEMEX Mexico's internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during fiscal 2005 that have materially affected, or are reasonably likely to materially affect, CEMEX Mexico's internal control over financial reporting.

Empresas Tolteca de Mexico, S.A. de C.V.
----------------------------------------

         Disclosure Controls and Procedures. The Chief Executive Officer and Executive Vice President of Planning and Finance of Empresas Tolteca de Mexico, S.A. de C.V. ("Empresas Tolteca") have evaluated the effectiveness of Empresas Tolteca's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005. Based on such evaluation, such officers have concluded that Empresas Tolteca's disclosure controls and procedures are effective as of December 31, 2005.

         Internal Control Over Financial Reporting. There were no changes in Empresas Tolteca's internal control over financial reporting (as such term is defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during fiscal 2005 that have materially affected, or are reasonably likely to materially affect, Empresas Tolteca's internal control over financial reporting.

Item 16A -  Audit Committee Financial Expert
            --------------------------------

         Our board of directors has determined that it has an "audit committee financial expert" (as defined in Item 16A of Form 20-F) serving on its audit committee. Mr. Jose Manuel Rincon Gallardo meets the requisite qualifications.

Item 16B -  Code of Ethics
            --------------

         We have adopted a written code of ethics that applies to all our senior executives, including our principal executive officer, principal financial officer and principal accounting officer.

         You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

                  CEMEX, S.A. de C.V.
                  Av. Ricardo Margain Zozaya #325
                  Colonia Valle del Campestre
                  Garza Garcia, Nuevo Leon, Mexico 66265.
                  Attn:  Luis Hernandez or Javier Amaya
                  Telephone:  (011-5281) 8888-8888

Item 16C -  Principal Accountant Fees and Services
            --------------------------------------

         Audit Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps126.7 million in fiscal year 2005 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2004, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps46.3 million for these services.

         Audit-Related Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps5.1 million in fiscal year 2005 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2004, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps4.6 million for audit-related services. These fees relate mainly to technical accounting support and guidance provided by KPMG in connection with the implementation of newly issued accounting standards.

         Tax Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps28.9 million in fiscal year 2005 for tax compliance, tax advice and tax planning. KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps33.5 million for tax-related services in fiscal year 2004.

         All Other Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps1.2 million in fiscal year 2005 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2004, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us Ps13.6 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

         During 2005, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D -  Exemptions from the Listing Standards for Audit Committees
            ----------------------------------------------------------

         Not applicable.

Item 16E -  Purchases of Equity Securities by the Issuer and Affiliated
            -----------------------------------------------------------
            Purchasers
            ----------

         In connection with our 2004 annual shareholders' meeting held on April 28, 2005, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$565 million) to be implemented between April 2005 and April 2006. Although this program was in place, during 2005 neither we nor any of our subsidiaries purchased any of our shares. This program expired in April 2006 and no shares were repurchased under this program.

         In connection with our 2005 annual shareholders' meeting held on April 27, 2006, our shareholders approved a stock repurchase program in an amount of up to Ps6 billion (approximately U.S.$545 million) to be implemented between April 2006 and April 2007. As of the date of this annual report, no shares were repurchased under this program.

                                    PART III

Item 17 -  Financial Statements
           --------------------

         Not applicable.

Item 18 -  Financial Statements
           --------------------

         See pages F-1 through F-74, incorporated herein by reference.

Item 19 -  Exhibits
           --------

1.1      Amended and Restated By-laws of CEMEX, S.A. de C.V. (a)
2.1 Form of Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs. (b)
2.2 Amendment Agreement, dated as of November 21, 2002, amending the Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs. (c)
2.3      Form of CPO Certificate. (b)
2.4      Form of Second Amended and Restated Deposit Agreement (A and B share
         CPOs), dated as of August 10, 1999, among CEMEX, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares. (b)
2.5 Form of American Depositary Receipt (included in Exhibit 2.4) evidencing American Depositary Shares. (b)
2.6 Form of Certificate for shares of Series A Common Stock of CEMEX, S.A. de C.V. (b)
2.7 Form of Certificate for shares of Series B Common Stock of CEMEX, S.A. de C.V. (b)
4.1 Note Purchase Agreement dated June 23, 2003, by and among CEMEX Espana Finance, LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers named therein, in connection with the issuance by CEMEX Espana Finance, LLC of U.S.$103 million aggregate principal amount of Senior Notes due 2010, U.S.$96 million aggregate principal amount of Senior Notes due 2013, U.S.$201 million aggregate principal amount of Senior Notes due 2015. (d)
4.2 $1,150,000,000 Term Loan Agreement, dated October 15, 2003, by and among New Sunward Holding B.V. as borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. as guarantors, and the several lenders named therein. (d)
4.3 Term and Revolving Facilities Agreement, dated as of March 30, 2004, by and among CEMEX Espana, as borrower, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of
         (euro)250,000,000 and (Y)19,308,000,000. (d)
4.4      (euro)250,000,000, (Y)19,308,000,000 Term and Revolving Facilities
         Agreement, dated March 30, 2004, for CEMEX ESPANA, S.A., as Borrower, CEMEX Caracas Investments B.V., CEMEX Caracas II Investments B.V., CEMEX Egyptian Investments B.V., CEMEX Manila Investments B.V. and Sandworth Plaza Holding B.V., as Guarantors, arranged by Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, S.A., with Banco Bilbao Vizcaya Argentaria, S.A. acting as Agent. (d)
4.5 CEMEX Espana Finance LLC Note Purchase Agreement, dated as of April 15, 2004 for (Y)4,980,600,000 1.79% Senior Notes, Series 2004, Tranche 1,
         due 2010 and (Y)6,087,400,000 1.99% Senior Notes, Series 2004, Tranche 2, due 2011. (e)
4.6 U.S.$800,000,000 Credit Agreement, dated as of June 23, 2004, among CEMEX, S.A. de C.V., as Borrower and CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors and Barclays Bank PLC as Issuing Bank and Documentation Agent and ING Bank N.V. as Issuing Bank and Barclays Capital, the Investment Banking division of Barclays Bank Plc as Joint Bookrunner and ING Capital LLC as Joint Bookrunner and Administrative Agent. (e)

4.7 U.S.$1,250,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for New Sunward Holding B.V., as Borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca De Mexico, S.A. de C.V., as Guarantors, arranged by Citigroup Global Markets Limited and Goldman Sachs International, with Citibank International PLC acting as Agent. (e)
4.8 U.S.$3,800,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for CEMEX Espana, S.A., as Borrower, CEMEX Espana, S.A., CEMEX Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Egyptian Investments B.V., CEMEX Manila Investments B.V., CEMEX American Holdings B.V., as Guarantors, arranged by Citigroup Global Markets Limited and Goldman Sachs International with Citibank International PLC acting as Agent. (e)
4.9 Implementation Agreement, dated September 27, 2004, by and between CEMEX UK Limited and RMC Group p.l.c. (e) 4.10 Scheme of Arrangement, dated October 25, 2004, pursuant to which CEMEX UK Limited acquired the outstanding shares of RMC Group p.l.c. (e)
4.11 Asset Purchase Agreement by and between CEMEX, Inc. and Votorantim Participacoes S.A., dated as of February 4, 2005. (e)
4.11.1 Amendment No. 1 to Asset Purchase Agreement, dated as of March 31, 2005, by and between CEMEX, Inc. and Votorantim Participacoes S.A. (e)
4.12 (pound)1,000,000,000 Amended and Restated Term and Revolving Credit Agreement, dated March 16, 2005, by and among RMC Group Limited, CEMEX Espana, S.A., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Egyptian Investments B.V., Cemex Manila Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V., as Original Guarantors, RMC Group Limited, as Original Borrower, Banc of America Securities Limited, BNP Paribas, HSBC Investment Bank plc, the Royal Bank of Scotland plc, West LB AG, London Branch, as Mandated Lead Arrangers and the Royal Bank of Scotland plc, as Agent. (e)
4.13 U.S.$1,000,000,000 Term Credit Agreement, dated as of April 5, 2005, among CEMEX, S.A. de C.V., as Borrower, CEMEX Mexico, S.A. de C.V., as Guarantor, Empresas Tolteca de Mexico, S.A. de C.V., as Guarantor, Barclays Bank PLC, as Administrative Agent, Barclays Capital, the Investment Banking Division of Barclays Bank PLC, as Joint Lead Arranger and Joint Bookrunner, Citigroup Global Markets Inc., as Documentation Agent, Joint Lead Arranger and Joint Bookrunner, Barclays Bank PLC, Citibank, N.A., and Citibank, N.A., Nassau, Bahamas Branch as Lenders. (e)
4.14 U.S.$1,200,000,000 Term Credit Agreement, dated as of May 31, 2005, among CEMEX, S.A. de C.V., as Borrower, CEMEX Mexico, S.A. de C.V., as Guarantor, Empresas Tolteca de Mexico, S.A. de C.V., as Guarantor, Barclays Bank PLC, as Administrative Agent, Barclays Capital, the Investment Banking Division of Barclays Bank PLC, as Joint Lead Arranger and Joint Bookrunner, and Citigroup Global Markets Inc., as Documentation Agent, Joint Lead Arranger and Joint Bookrunner. (f)
4.15 U.S.$700,000,000 Term and Revolving Facilities Agreement, dated June 27, 2005, for New Sunward Holding B.V., as Borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca De Mexico, S.A. de C.V., as Guarantors, arranged by Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas and Citigroup Global Markets Limited, as Mandated Lead Arrangers and Joint Bookrunners, the several financial institutions named therein, as Lenders, and Citibank, N.A., as Agent.
         (f)
4.16 Note Purchase Agreement, dated as of June 13, 2005, among CEMEX Espana Finance LLC, as issuer, CEMEX Espana, Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V., Cemex Egyptian Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V., as guarantors, and several institutional purchasers, relating to the private placement by CEMEX Espana Finance, LLC of U.S.$133,000,000 aggregate principal amount of 5.18% Senior Notes due 2010, and U.S.$192,000,000 aggregate principal amount of 5.62% Senior Notes due 2015. (f)
4.17 Amended and Restated Limited Liability Company Agreement of CEMEX Southeast LLC, dated as of July 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.17.1 Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of CEMEX Southeast LLC, dated as of September 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.18 Limited Liability Company Agreement of Ready Mix USA, LLC, dated as of July 1, 2005, among Ready Mix USA, LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.18.1 Amendment No. 1 to Limited Liability Company Agreement of Ready Mix USA, LLC, dated as of September 1, 2005, among Ready Mix USA, LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)

4.19 Asset and Capital Contribution Agreement, dated as of July 1, 2005, among Ready Mix USA, Inc., CEMEX Southeast Holdings, LLC, and CEMEX Southeast LLC. (f)
4.20 Asset and Capital Contribution Agreement, dated as of July 1, 2005, among Ready Mix USA, Inc., CEMEX Southeast Holdings, LLC, and Ready Mix USA, LLC. (f)
4.21 Asset Purchase Agreement, dated as of September 1, 2005, between Ready Mix USA, LLC and RMC Mid-Atlantic, LLC. (f)
8.1      List of subsidiaries of CEMEX, S.A. de C.V. (f)
12.1 Certification of the Principal Executive Officer of CEMEX, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.2 Certification of the Principal Financial Officer of CEMEX, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.3 Certification of the Principal Executive Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.4 Certification of the Principal Financial Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.5 Certification of the Principal Executive Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.6 Certification of the Principal Financial Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
13.1 Certification of the Principal Executive and Financial Officers of CEMEX, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (f)
13.2 Certification of Principal Executive and Financial Officers of CEMEX Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (f)
13.3 Certification of Principal Executive and Financial Officers of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (f)
14.1 Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A. de C.V., which appears in this Annual Report on Form 20-F. (f)

___________________

(a) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 of CEMEX, S.A. de C.V. (Registration No. 333-11382), filed with the Securities and Exchange Commission on August 27, 2003.
(b) Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A. de C.V. (Registration No. 333-10682), filed with the Securities and Exchange Commission on August 10, 1999.
(c) Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2003.
(d) Incorporated by reference to the 2003 annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on May 11, 2004.
(e) Incorporated by reference to the 2004 annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on May 27, 2005.
(f)  Filed herewith.

                                   SIGNATURES

         CEMEX, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                       CEMEX, S.A. de C.V.


                                       By: /s/ Lorenzo H. Zambrano
                                           -------------------------------------
                                           Name:  Lorenzo H. Zambrano
                                           Title: Chief Executive Officer



Date:  June 7, 2006

                                   SIGNATURES

         CEMEX Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                       CEMEX Mexico, S.A. de C.V.


                                       By: /s/ Lorenzo H. Zambrano
                                           -------------------------------------
                                           Name:  Lorenzo H. Zambrano
                                           Title  Chief Executive Officer



Date:  June 7, 2006

                                   SIGNATURES

         Empresas Tolteca de Mexico, S.A. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                       Empresas Tolteca de Mexico, S.A. de C.V.


                                       By: /s/ Lorenzo H. Zambrano
                                           -------------------------------------
                                           Name:  Lorenzo H. Zambrano
                                           Title: Chief Executive Officer



Date:  June 7, 2006

        INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
        ----------------------------------------------------------------

                                                                           Page
                                                                           -----
CEMEX, S.A. de C.V. and subsidiaries:

Independent Auditors' Report--KPMG Cardenas Dosal, S.C.....................  F-2

Audited consolidated balance sheets as of December 31, 2004 and 2005.......  F-3

Audited consolidated statements of income for the years ended
  December 31, 2003, 2004 and 2005.........................................  F-4

Audited statements of changes in stockholders' equity for the years ended December 31, 2003, 2004 and 2005...................................  F-5

Audited consolidated statements of changes in financial position for the years ended  December 31, 2003, 2004 and 2005........................  F-6

Notes to the audited consolidated financial statements.....................  F-7

SCHEDULES

Independent Auditors' Report on Schedules - KPMG Cardenas Dosal, S.C.......  S-1

Schedule I - Parent company financials only................................  S-2

Schedule II - Valuation and qualifying accounts............................  S-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
CEMEX, S.A. de C.V.:



We have audited the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2003, 2004 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A. de C.V. and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years ended December 31, 2003, 2004 and 2005, in accordance with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years ended December 31, 2003, 2004 and 2005, and stockholders' equity as of December 31, 2004 and 2005, to the extent summarized in note 25 to the consolidated financial statements.

KPMG Cardenas Dosal, S.C.




/s/ Leandro Castillo Parada


Monterrey, N.L., Mexico
January 27, 2006, except for note 25,
which is as of May 25, 2006

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES

                           Consolidated Balance Sheets
    (Millions of constant Mexican pesos as of December 31, 2005 and Dollars)

                                                                          Years ended December 31,                (unaudited)
                                                                                                                     2005
Assets                                                      Note           2004             2005                   (Note 3A)
                                                                      ---------------- ----------------         ---------------
Current Assets
   Cash and investments...................................    4    Ps          3,657           6,387    U.S.$            601
   Trade accounts receivable less allowance for doubtful      5
     accounts.............................................                     4,572          16,914                   1,593
   Other accounts receivable..............................    6                4,857           8,236                     776
   Inventories............................................    7                6,758          11,015                   1,037
   Other current assets...................................    8                1,006           1,697                     160
                                                                      ---------------- ----------------         ---------------
       Total current assets...............................                    20,850          44,249                   4,167
                                                                      ---------------- ----------------         ---------------
Investments and Noncurrent Receivables                        9
   Investments in affiliated companies....................                    15,973           8,923                     840
   Other noncurrent accounts receivable...................                     3,732           7,635                     719
                                                                      ---------------- ----------------         ---------------
       Total investments and noncurrent receivables.......                    19,705          16,558                   1,559
                                                                      ---------------- ----------------         ---------------
Properties, Machinery and Equipment                          10
   Land and buildings ....................................                    52,932          88,560                   8,339
   Machinery and equipment ...............................                   149,010         181,340                  17,076
   Accumulated depreciation ..............................                  (102,668)       (110,126)                (10,370)
   Construction in progress...............................                     3,429           5,281                     497
                                                                      ---------------- ----------------         ---------------
       Net properties, machinery and equipment............                   102,703         165,055                  15,542
                                                                      ---------------- ----------------         ---------------
Intangible Assets and Deferred Charges....................   11               42,426          58,366                   5,496
                                                                      ---------------- ----------------         ---------------
       Total Assets.......................................         Ps        185,684         284,228    U.S.$         26,764
                                                                      ---------------- ----------------         ---------------
Liabilities and Stockholders' Equity
Current Liabilities
   Bank loans.............................................   12    Ps          4,826           6,001    U.S.$            565
   Notes payable..........................................   12                  307             651                      61
   Current maturities of long-term debt ..................   12                6,018           5,995                     565
   Trade accounts payable.................................                     5,720          14,466                   1,362
   Other accounts payable and accrued expenses............   13                8,902          16,575                   1,561
                                                                      ---------------- ----------------         ---------------
       Total current liabilities .........................                    25,773          43,688                   4,114
                                                                      ---------------- ----------------         ---------------
Long-Term Debt                                               12
   Bank loans ............................................                    29,060          60,474                   5,694
   Notes payable .........................................                    29,165          33,527                   3,157
   Current maturities of long-term debt ..................                    (6,018)         (5,995)                   (564)
                                                                      ---------------- ----------------         ---------------
       Total long-term debt ..............................                    52,207          88,006                   8,287
                                                                      ---------------- ----------------         ---------------
Other Noncurrent Liabilities
   Pension and other postretirement benefits..............   14                  630           6,390                     602
   Deferred income taxes..................................   18B              12,302          25,889                   2,438
   Other noncurrent liabilities...........................   13                6,960          10,298                     969
                                                                      ---------------- ----------------         ---------------
       Total other noncurrent liabilities ................                    19,892          42,577                   4,009
                                                                      ---------------- ----------------         ---------------
       Total Liabilities..................................                    97,872         174,271                  16,410
                                                                      ---------------- ----------------         ---------------
Stockholders' Equity                                         15
   Majority interest:
     Common stock-historical cost basis...................                        62              64                       6
     Common stock-accumulated inflation adjustments ......                     3,735           3,735                     351
     Additional paid-in capital...........................                    42,580          47,133                   4,438
     Deficit in equity restatement .......................                   (73,900)        (75,329)                 (7,093)
     Cumulative initial deferred income tax effects.......   3S               (5,850)         (5,850)                   (551)
     Retained earnings ...................................                   103,065         112,166                  10,562
     Net income...........................................                    13,965          22,425                   2,112
                                                                      ---------------- ----------------         ---------------
       Total majority interest ...........................                    83,657         104,344                   9,825
   Minority interest......................................                     4,155           5,613                     529
                                                                      ---------------- ----------------         ---------------
       Total stockholders' equity ........................                    87,812         109,957                  10,354
                                                                      ---------------- ----------------         ---------------
       Total Liabilities and Stockholders' Equity.........         Ps        185,684         284,228    U.S.$         26,764
                                                                      ---------------- ----------------         ---------------

          See accompanying notes to consolidated financial statements.

                                CEMEX, S.A. DE C.V. AND SUBSIDIARIES

                                  Consolidated Statements of Income
 (Millions of constant Mexican pesos as of December 31, 2005, except for earnings per share)

                                                                               Years ended December 31,            (unaudited)
                                                                                                                      2005
                                                                 Note          2003      2004      2005              (Note 3A)
------------------------------------------------------------- --------- --- --------- --------- ---------          -----------
Net sales.....................................................             Ps 82,045    87,062   162,709   U.S.$       15,321
Cost of sales.................................................               (47,296)  (48,997)  (98,460)              (9,271)
                                                                            --------- --------- ---------          -----------
   Gross profit...............................................                34,749    38,065    64,249                6,050
                                                                            --------- --------- ---------          -----------

Operating expenses:
     Administrative...........................................                (9,094)   (8,847)  (15,276)              (1,438)
     Selling..................................................                (8,990)   (9,435)  (22,564)              (2,125)
                                                                            --------- --------- ---------          -----------
       Total operating expenses...............................               (18,084)  (18,282)  (37,840)              (3,563)
                                                                            --------- --------- ---------          -----------

   Operating Income...........................................                16,665    19,783    26,409                2,487
                                                                            --------- --------- ---------          -----------

Comprehensive financing result:
     Financial expense........................................                (4,359)   (3,977)   (5,588)                (526)
     Financial income.........................................                   191       250       417                   39
     Results from valuation and liquidation of financial
       instruments............................................                  (682)    1,280     4,101                  386
     Foreign exchange result, net.............................                (1,965)     (252)     (837)                 (79)
     Monetary position results................................                 3,752     4,123     4,507                  425
                                                                            --------- --------- ---------          -----------
       Net comprehensive financing result.....................                (3,063)   1,424     2,600                  245
                                                                            --------- --------- ---------          -----------

Other expense, net............................................    3V          (5,230)   (5,169)   (3,372)                (318)
                                                                            --------- --------- ---------          -----------

   Income before income taxes, employees' statutory profit
     sharing and equity in income of affiliates...............                 8,372    16,038    25,637                2,414
                                                                            --------- --------- ---------          -----------

Income tax and business assets tax, net.......................    18          (1,026)   (1,960)   (3,564)                (336)
Employees' statutory profit sharing...........................    18            (195)     (317)        9                    1
                                                                            --------- --------- ---------          -----------
   Total income tax, business assets tax and employees'                       (1,221)   (2,277)   (3,555)                (335)
      statutory profit sharing................................
                                                                            --------- --------- ---------          -----------

   Income before equity in income of affiliates...............                 7,151    13,761    22,082                2,079
                                                                            --------- --------- ---------          -----------

Equity in income of affiliates................................                   398       428       928                   88
                                                                            --------- --------- ---------          -----------

   Consolidated net income....................................                 7,549    14,189    23,010                2,167
   Minority interest net income...............................                   348       224       585                   55
                                                                            --------- --------- ---------          -----------
   Majority interest net income...............................             Ps  7,201    13,965    22,425    U.S.$       2,112
                                                                            --------- --------- ---------          -----------

  Basic earnings per share.................................... 3A and 21   Ps   0.76      1.40      2.16    U.S.$        0.20

  Diluted earnings per share.................................. 3A and 21   Ps   0.74      1.39      2.15    U.S.$        0.20
                                                                            --------- --------- ---------          -----------


          See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES

                  Statements of Changes in Stockholders' Equity
          (Millions of constant Mexican pesos as of December 31, 2005)

                                                                                                                  Cumulative
                                                                                                                   initial
                                                                                    Additional    Deficit in       deferred
                                                                         Common       paid-in       equity        income tax
                                                         Note            Stock        capital     restatement      effects
-----------------------------------------------------  --------     --------------- ------------- ------------- -------------
Balances at December 31, 2002........................               Ps     3,790        34,837      (69,700)       (5,850)
Dividends (Ps0.41 pesos per share) ..................    15A                   4         4,013            -             -
Issuance of common stock.............................    16                    -            47            -             -
Share repurchase program.............................    15A                   -           420            -             -
Restatement of investments and other transactions                              -             -            -             -
  relating to minority interest......................            .
Investment by subsidiaries...........................     9                    -             -       (2,952)            -
Comprehensive net income (loss)......................    15G                   -             -         (424)            -
                                                                    ------------- ------------- ------------- -------------
Balances at December 31, 2003........................                      3,794        39,317      (73,076)       (5,850)
Dividends (Ps0.39 pesos per share) ..................    15A                   3         4,279            -             -
Issuance of common stock.............................    16                    -            69            -             -
Liquidation of optional instruments..................    15F                   -        (1,085)           -             -
Restatement of investments and other transactions                              -             -            -             -
  relating to minority interest......................
Investment by subsdiaries............................     9                    -             -       (3,372)            -
Comprehensive net income (loss)......................    15G                   -             -        2,548             -
                                                                    ------------- ------------- ------------- -------------
Balances at December 31, 2004........................                      3,797        42,580      (73,900)       (5,850)
Dividends (Ps0.83 pesos per share) ..................    15A                   2         4,535            -             -
Issuance of common stock  ...........................    16                    -            18            -             -
Restatement of investments and other transactions                              -             -            -             -
  relating to minority interest......................
Investment by subsidiaries...........................     9                    -             -       (7,866)            -
Comprehensive net income (loss)......................    15G                   -             -        6,437             -
                                                                    ------------- ------------- ------------- -------------
Balances at December 31, 2005........................               Ps     3,799        47,133      (75,329)       (5,850)
                                                                    ------------- ------------- ------------- -------------
Balances at December 31, 2005 (unaudited)............               US$      358         4,438       (7,093)         (551)
-----------------------------------------------------  --------     ------------- ------------- ------------- -------------

[TABLE CONTINUED]

                                                                        Total                       Total
                                                         Retained      majority      Minority    stockholders'
                                                         earnings      interest      interest       equity
------------------------------------------------------  ------------ ------------- ------------- -------------
Balances at December 31, 2002.........................      104,044        67,121        14,102        81,223
Dividends (Ps0.41 pesos per share) ...................       (4,038)          (21)       -                (21)
Issuance of common stock..............................       -                 47        -                 47
Share repurchase program..............................       -                420        -                420
Restatement of investments and other transactions
  relating to minority interest.......................       -            -              (8,358)       (8,358)
Investment by subsidiaries............................       -             (2,952)        -            (2,952)
Comprehensive net income (loss).......................        7,201         6,777           348         7,125
                                                        ------------ ------------- ------------- -------------
Balances at December 31, 2003.........................      107,207        71,392         6,092        77,484
Dividends (Ps0.39 pesos per share) ...................       (4,142)          140        -                140
Issuance of common stock..............................       -                 69        -                 69
Liquidation of optional instruments...................       -             (1,085)       -             (1,085)
Restatement of investments and other transactions
  relating to minority interest.......................       -             -             (2,161)       (2,161)
Investment by subsdiaries.............................       -             (3,372)       -             (3,372)
Comprehensive net income (loss).......................       13,965        16,513           224        16,737
                                                        ------------ ------------- ------------- -------------
Balances at December 31, 2004.........................      117,030        83,657         4,155        87,812
Dividends (Ps0.83 pesos per share) ...................       (4,864)         (327)       -               (327)
Issuance of common stock  ............................       -                 18        -                 18
Restatement of investments and other transactions            -            -                 874           874
  relating to minority interest.......................
Investment by subsidiaries............................       -             (7,866)       -             (7,866)
Comprehensive net income (loss).......................       22,425        28,862           584        29,446
                                                        ------------ ------------- ------------- -------------
Balances at December 31, 2005.........................      134,591       104,344         5,613       109,957
                                                        ------------ ------------- ------------- -------------
Balances at December 31, 2005 (unaudited).............       12,673         9,825           529        10,354
------------------------------------------------------  ------------ ------------- ------------- -------------

          See accompanying notes to consolidated financial statements.

                                             CEMEX, S.A. DE C.V. AND SUBSIDIARIES

                                   Consolidated Statements of Changes in Financial Position
                                 (Millions of constant Mexican pesos as of December 31, 2005)
                                                                              Years ended December 31,             (unaudited)
                                                                                                                      2005
                                                                         2003         2004           2005           (Note 3A)
-------------------------------------------------------------------- ----------- ------------- -------------      ------------
Operating activities
   Majority interest net income................................... Ps    7,201       13,965        22,425         U.S. $2,112
   Adjustments to reconcile to resources provided by
   operating activities:
     Depreciation of properties, machinery and equipment..........       6,584        6,407         9,986                 940
     Amortization of deferred charges and credits, net............       2,861        2,752         1,605                 151
     Impairment of properties and intangible assets...............       1,206        1,505           166                  16
     Pensions, and other postretirement benefits..................         471          451         2,001                 188
     Deferred income taxes charged to results.....................        (447)       1,209           814                  76
     Equity in income of affiliates...............................        (398)        (428)         (928)                (87)
     Minority interest............................................         348          224           585                  55
                                                                     ----------- ------------- -------------        ------------
        Resources provided by operating activities................      17,826       26,085        36,654               3,451
   Changes in working capital, excluding acquisition effects:
     Trade accounts receivable, net...............................        (644)         706          (462)                (43)
     Other accounts receivables and other assets..................         259         (319)       (1,372)               (129)
     Inventories..................................................       1,562         (145)        1,576                 148
     Trade accounts payable.......................................         815          150         1,825                 172
     Other accounts payable and accrued expenses..................      (1,881)      (2,666)       (1,921)               (181)
                                                                     ----------- ------------- -------------        ------------
        Net change in working capital.............................         111       (2,274)         (354)                (33)
                                                                     ----------- ------------- -------------        ------------
        Net resources provided by operating activities............      17,937       23,811        36,300               3,418
                                                                     ----------- ------------- -------------        ------------
Financing activities
   Proceeds from bank loans (repayments), net.....................      (3,116)       2,898         8,766                 825
   Notes payable, net, excluding foreign exchange effect.........        1,237       (6,800)        6,051                 570
   Investment by subsidiaries.....................................         (23)          -             -                   -
   Liquidation of optional instruments............................         -         (1,085)           -                   -
   Dividends paid.................................................      (4,038)      (4,142)       (4,864)               (458)
   Issuance of common stock from stock dividend elections.........       4,017        4,282         4,537                 427
   Issuance of common stock under stock option programs...........          47           69            18                   2
   Repurchase of preferred stock by subsidiaries...................     (7,482)        (759)           -                   -
   Disposal of shares under repurchase program....................         420           -             -                   -
   Other financing activities, net................................       3,589       (1,750)       (5,571)               (524)
                                                                     ----------- ------------- -------------        ------------
        Resources provided by (used in) financing activities......      (5,349)      (7,287)        8,937                 842
                                                                     ----------- ------------- -------------        ------------
Investing activities
   Properties, machinery and equipment, net.......................      (4,510)      (4,637)       (8,341)               (785)
   Acquisition of subsidiaries and affiliates.....................        (934)        (179)         (215)                (21)
   Investment in RMC Group p.l.c..................................         -         (8,397)      (47,080)             (4,433)
   Disposal of assets.............................................         160          680         6,084                 573
   Minority interest..............................................        (876)      (1,402)         (155)                (15)
   Deferred charges...............................................        (579)       1,488        10,278                 968
   Other investments and monetary foreign currency effect.........      (6,732)      (3,757)       (3,078)               (290)
                                                                     ----------- ------------- -------------        ------------
        Resources used in investing activities....................     (13,471)     (16,204)      (42,507)             (4,003)
                                                                     ----------- ------------- -------------        ------------
        Increase (decrease) in cash and investments ..............        (883)         320         2,730                 257
        Cash and investments at beginning of year.................       4,220        3,337         3,657                 344
                                                                     ----------- ------------- -------------        ------------
        Cash and investments at end of year.......................   Ps  3,337        3,657         6,387          U.S.$  601
------------------------------------------------------------------   ----------- ------------- -------------        ------------

          See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                        Notes to the Financial Statements
                     As of December 31, 2003, 2004 and 2005
          (Millions of constant Mexican pesos as of December 31, 2005)

1. DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (CEMEX or the Company) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement, ready-mix concrete and aggregates.

2. OUTSTANDING EVENTS IN 2005

o On March 1, 2005, CEMEX completed the acquisition of a 100% equity interest in RMC Group p.l.c. ("RMC"). RMC was one of the largest European cement producers and one of the largest distributors of ready-mix concrete and aggregates in the world. The purchase price of the shares, considering the 18.8% equity interest acquired in 2004 for approximately U.S.$786 million, net from the sale of certain assets, and considering acquisition expenses, amounted to approximately U.S.$4,217 million, not including approximately U.S.$2,249 million of assumed debt (note 9).

o On April 28, 2005, CEMEX stockholders approved a stock split, which became effective on July 1, 2005. In connection with the stock split, each of CEMEX's series A shares was surrendered in exchange for two new series A shares, and each of CEMEX's series B shares was surrendered in exchange for two new series B shares. The proportional equity interest of existing stockholders did not change as a result of the stock split (note 15).

o On October 3, 2005, CEMEX completed a secondary public offering of Ordinary Participation Certificates ("CPOs") and American Depositary Shares ("ADSs"), which included the sale of 22,943,340 ADSs (placed in international markets) and 80,500,000 CPOs (placed in the Mexican market). The CPOs and ADSs placed in the offering were owned by financial institutions, and were the underlying securities in equity forward contracts in the Company's own stock negotiated by CEMEX with those institutions. From the offering proceeds of approximately U.S.$1,500 million, after related expenses, approximately U.S.$1,300 million were used to settle the Company's obligations under such forward contracts (note 17).

3. SIGNIFICANT ACCOUNTING POLICIES

A)   BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which recognize the effects of inflation on the financial information. When reference is made to "pesos" or "Ps", it means Mexican pesos. When reference is made to "dollars" or "U.S.$", it means millions of dollars of the United States of America ("United States"). All amounts herein are presented in constant pesos and, for the year 2005 amounts in the financial statements, also in dollars, the latter being unaudited and presented solely for the convenience of the reader at the rate of U.S.$1 = Ps10.62, the CEMEX accounting rate on December 31, 2005.

When reference is made to "(pound)" or "pounds", it means British Sterling Pounds. Except when specific references are made to "earnings per share" and "prices per share or per instrument", the amounts in these notes are stated in millions of constant Mexican pesos as of the latest balance sheet date.

When reference is made to "CPO" or "CPOs" it means the Ordinary Participation Certificates of CEMEX. As a result of the stock split previously mentioned, each CPO was surrendered in exchange for two new CPOs. Each new CPO represents the participation in two new series "A" shares and one new series "B" share of the common stock.

References to "ADS" or "ADSs" refer to American Depositary Shares, listed on the New York Stock Exchange ("NYSE"). The number of CEMEX's outstanding ADSs did not change as a result of the stock split; instead the ratio of CPOs to ADSs was modified so that each ADS now represents ten new CPOs. All amounts in CPOs, shares and prices per share for 2003 and 2004 included in the financial statements and their accompanying notes have been adjusted to retroactively reflect the stock split.

Certain amounts reported in the consolidated financial statements and these notes as of December 31, 2003 and 2004 have been reclassified to conform to the presentation as of December 31, 2005.

B)   RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the consolidated financial statements of prior periods were calculated using the weighted average inflation and the fluctuation in the exchange rate of each country in which the Company operates relative to the peso.

                                          Weighted average     Mexican inflation
                                               factor               factor
                                         ------------------   ------------------
2002 to 2003.............................      1.1049               1.0387
2003 to 2004.............................      1.0624               1.0539
2004 to 2005.............................      0.9590               1.0300
                                         ------------------   ------------------

Common stock and additional paid-in capital are restated by Mexican inflation. The weighted average inflation factor is used for all other restatement adjustments to stockholders' equity.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


C)   PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX and the subsidiary companies in which the Company holds more than 50% of their common stock and/or has control. All significant balances and transactions between related parties have been eliminated in consolidation.

Financial statements of joint ventures are consolidated through the proportionate consolidation method, based on International Accounting Standard 31, "Interests in Joint Ventures". The Company applies full consolidation or the equity method, as applicable, for those joint ventures in which one of the venture partners controls the entity's administrative, financial and operating policies.

As of December 31, 2005, the main operating subsidiaries, ordered by holding company, and the percentage of interest directly held by their immediate holding company, are as follows:

                                                                           %
Subsidiary                                        Country              interest
------------------------------------------------- ------------------  ---------
CEMEX Mexico, S. A. de C.V. 1.................... Mexico                100.0
CEMEX Espana, S.A. 2............................. Spain                  99.7
  CEMEX Venezuela, S.A.C.A....................... Venezuela              75.7
  CEMEX, Inc..................................... United States         100.0
  CEMEX (Costa Rica), S.A. ...................... Costa Rica             99.1
  Assiut Cement Company ......................... Egypt                  95.8
  CEMEX Colombia, S.A. .......................... Colombia               99.7
  Cemento Bayano, S.A. .......................... Panama                 99.3
  CEMEX Dominicana, S.A.......................... Dominican Republic     99.9
  CEMEX de Puerto Rico, Inc...................... Puerto Rico           100.0
  RMC France, S.A.S.............................. France                100.0
  CEMEX Asia Holdings Ltd. 3..................... Singapore             100.0
    Solid Cement Corporation 4................... Philippines            99.9
    APO Cement Corporation 4..................... Philippines            99.9
    CEMEX (Thailand) Co. Ltd. ................... Thailand              100.0
  CEMEX U.K. Ltd. 5.............................. United Kingdom        100.0
    CEMEX Investments Limited.................... United Kingdom        100.0
    CEMEX Deutschland, AG. ...................... Germany               100.0
    CEMEX Austria p.l.c. ........................ Austria               100.0
    Dalmacijacement d.d. ........................ Croatia                99.2
    CEMEX Czech Republic, s.r.o. ................ Czech Republic        100.0
    CEMEX Polska sp. z.o.o. ..................... Poland                100.0
    Danubiusbeton Betonkeszito Kft............... Hungary               100.0
    Readymix Plc. 6.............................. Ireland                61.7
    CEMEX Holdings (Israel) Ltd. ................ Israel                100.0
    SIA CEMEX ................................... Latvia                100.0
    RMC Topmix LLC, Gulf Quarries Company,
      RMC Supermix LLC y Falcon Cement LLC 7..... United Arab Emirates  100.0
------------------------------------------------- --------------------- -------

1. CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico") holds 100% of the shares of Empresas Tolteca de Mexico, S.A. de C.V. ("ETM") and Centro Distribuidor de Cemento, S.A. de C.V. ("Cedice"). CEMEX Mexico indirectly holds CEMEX Espana, S.A. and subsidiaries.

2. CEMEX Espana, S.A. is the indirect holding company of all CEMEX's international operations, including those acquired from RMC.

3. In December 2005, the Company acquired an additional 0.9% equity interest in CEMEX Asia Holdings Ltd. ("CAH") (note 9A). As of December 31, 2005, this acquisition is pending for registration with the Singapore authorities.

4. Represents the Company's interest, held through CAH, in the economic benefits of these entities.

5. CEMEX U.K. Ltd. is the indirect holding company of the entities that control the operations acquired in 2005 from RMC, except those located in the United States and France.

6. The Irish subsidiary is a public company, whose main minority shareholder is the Bank of Ireland Nominees Ltd., which owns approximately 14.2% of the subsidiary's common stock.

7. CEMEX owns 49% of the common stock and obtains 100% of the economic benefits of the operating subsidiaries in that country, through an agreement with other shareholders.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


D)   BUSINESS COMBINATIONS (notes 9 and 23)

Based on Bulletin B-7, "Business Acquisitions", which is effective for business combinations beginning on January 1, 2005, CEMEX applies the following accounting guidelines: a) adoption of the purchase method as the sole valuation method for the accounting of acquired business; b) allocation of the purchase price to all assets acquired and liabilities assumed based on their fair value as of the acquisition date; c) goodwill is not amortized and is subject to periodic impairment evaluations; d) intangible assets acquired are identified, valued and recognized; and e) the unallocated portion of the purchase price represents goodwill.

E) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are adjusted into pesos at the exchange rates prevailing at the balance sheet date and the resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign entities and the fluctuations associated with related parties balances denominated in foreign currency that are of a long-term investment nature, which are recorded against stockholders' equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

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

F)   CASH AND INVESTMENTS (note 4)

Investments in this caption are held for trading purposes. Those investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation are included in the income statements as part of the Comprehensive Financing Result.

G)   INVENTORIES AND COST OF SALES (note 7)

Inventories are recognized at the lower of replacement cost or market value. Replacement cost is based on the latest purchase price, the average price of the last purchases or production cost. Cost of sales reflects replacement cost of inventories at the time of sale, expressed in constant pesos as of the balance sheet date.

The Company analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period.

H)   INVESTMENTS AND NONCURRENT RECEIVABLES (note 9)

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

Other long-term investments, included under this caption, are recognized at their estimated fair value, and their changes in valuation are included in the results of the period as part of the Comprehensive Financing Result.

I)   PROPERTIES, MACHINERY AND EQUIPMENT (note 10)

Properties, machinery and equipment ("fixed assets") are presented at their restated value, using the inflation index of the fixed assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the Company's functional currency. Depreciation is calculated using the straight-line method over the estimated useful lives. The maximum useful lives by category of fixed assets are as follows:

                                                                   Years
                                                               --------------
Administrative buildings.......................................      50
Industrial buildings...........................................      35
Machinery and equipment in plant...............................      20
Ready-mix trucks and motor vehicles............................      8
Office equipment and other assets..............................      10
                                                               --------------

Properties, machinery and equipment are subject to impairment evaluations (note
3K). The Comprehensive Financing Results arising from indebtedness incurred during the construction or installation period of fixed assets are capitalized as part of the carrying value of such assets.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


J)   INTANGIBLE ASSETS AND DEFERRED CHARGES (note 11)

Intangible assets acquired, as well as costs incurred in the development stages of intangible assets, are capitalized when associated future benefits are identified and the control over such benefits is established. Expenditures not meeting these requirements are charged to earnings as incurred. Intangible assets are presented at their restated value and are classified as having a definite life, which are amortized over the benefited periods, and as having an indefinite life, which are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method.

Intangible assets acquired in a business combination are accounted for at fair value at the acquisition date. When the value cannot be reasonably estimated, such value is included as part of goodwill, which is not amortized since January 1, 2005 and is subject to periodic impairment tests (note 3K). Until December 31, 2004, goodwill was amortized under the present worth or sinking fund method, which was intended to provide a better matching of goodwill amortization with the revenues generated from the acquired companies. Goodwill generated before 1992 was amortized over a maximum period of 40 years, while goodwill generated from 1992 to 2004 was amortized over a maximum period of 20 years.

Direct costs incurred in debt issuances or borrowings are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts, commissions and professional fees. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which is approximately 4 years.

Preoperational expenses are recognized in the income statement as they are incurred. Those preoperative expenses deferred until December 31, 2003, in compliance with regulations effective as of that date, continue to be amortized over their original periods.

K)   IMPAIRMENT OF LONG LIVED ASSETS (notes 10 and 11)

The Company evaluates the balances of its machinery and equipment, intangible assets of definite life and other investments to establish if factors such as the occurrence of a significant adverse event, changes in the operating environment in which the Company operates, changes in projected use or in technology, as well as expectations of operating results for each cash generating unit, provide elements indicating that the book value may not be recovered, in which case an impairment loss is recorded in the income statement for the period when such determination is made, resulting from the excess of the carrying amount over the net present value of estimated cash flows related to such assets.

Likewise, CEMEX periodically evaluates the balances of goodwill and other intangible assets of indefinite life by determining the cash flows to be generated by the reporting units to which those assets relate. A reporting unit refers to a group of one or more cash generating units. Cash flows are discounted at present value, and an impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit.

L)   DERIVATIVE FINANCIAL INSTRUMENTS (notes 12 and 17)

In compliance with the guidelines established by the Risk Committee, CEMEX uses derivative financial instruments, in order to change the risk profile associated with changes in interest rates and exchange rates of foreign currency denominated debt instruments, as a vehicle to reduce financing costs (note 12); as an alternative source of financing (note 17), and as hedges of: (i) forecasted transactions, (ii) net assets in foreign subsidiaries and (iii) executive stock option programs (note 16).

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair value and the changes in such values are recognized in the income statement for the period in which they occur, unless such instruments have been designated as accounting hedges of debt or equity instruments. Until December 31, 2004, no specific rules existed in Mexico for hedging transactions. Beginning January 1, 2005, Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", establishes accounting standards for hedging instruments.

Until December 31, 2004, as a result of the absence of specific rules for designated transactions that qualify as hedging activities, CEMEX applied the following accounting rules, which remained effective in 2005, since they comply with the rules set forth in Bulletin C-10:

a) Changes in the estimated fair value of interest rate swaps to exchange floating rates for fixed rates, designated as accounting hedges of the variability in the cash flows associated with the interest expense of a portion of the contracted debt, as well as those instruments negotiated to hedge the interest rates at which certain forecasted debt is expected to be contracted or existing debt is expected to be renegotiated, are recognized temporarily in stockholders' equity (note 15G). These effects are reclassified to earnings, in the case of the forecasted debt, once the related debt is recognized in the balance sheet and its related financial expense is accrued.

b) Changes in the estimated fair value of foreign currency forwards, designated as hedges of a portion of the Company's net investments in foreign subsidiaries, are recognized in stockholders' equity, offsetting the foreign currency translation result (notes 3E and 15D). The accumulated effect in stockholders' equity is reversed through the income statement upon disposition of the foreign investment.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


c) Beginning in January 1, 2005, changes in fair value of all forward contracts in the Company's own shares are recognized in the income statement as part of the comprehensive financial result. Until December 31, 2004, only the effect of those contracts designated as hedges for executive stock option programs (note 16) were recognized in the income statement as part of the costs related to such programs. The results derived from equity forward contracts not designated as hedges of the stock option programs during 2004 and 2003, and from equity instruments (appreciation warrants) during 2003, were recognized in stockholders' equity upon settlement (notes 15F and 17A).

d) Changes in fair value of derivative instruments, such as foreign currency forward contracts or options, negotiated to hedge a firm commitment are recognized through stockholders' equity, following the cash flow hedging model, and are reclassified to the income statement once the operation underlying the firm commitment takes place, as the effects from the hedged item are reflected in the income statement. With respect to hedges of the foreign exchange risk associated with a firm commitment for the acquisition of a net investment in a foreign country (note 17B), the accumulated effect in stockholders' equity is reclassified to the income statement when the purchase occurs.

e) Changes in fair value of the following derivative instruments are recognized in the income statement within the valuation and liquidation of financial instruments: (i) interest rate swaps not designated as cash flow hedges; (ii) derivative instruments for the exchange of interest rates and currencies (Cross Currency Swaps or "CCS"), negotiated to change the profile of the interest rate and currency of existing debt; and (iii) other derivative instruments not identified with a particular exposure.

Until December 31, 2004, financial debt related to CCS, was presented in the balance sheet as if it had been negotiated in the exchanged currencies, through the reclassification to such debt of a portion of the assets or liabilities resulting from the estimated fair value recognition of such CCS. The non-reclassified portion, resulting mainly from the difference between the forward exchange rates and those in effect as of the balance sheet date, remained within other assets or other liabilities. Beginning on January 1, 2005, Bulletin C-10, does not allow the synthetic presentation of two financial instruments, the primary position and the derivative instrument, as if they were a single instrument; therefore, the reclassification mentioned above was discontinued; consequently, financial debt related to CCS is presented in the currencies originally negotiated.

Interest accruals generated by interest rate swaps and CCS, are recognized as financial expense, adjusting the effective interest rate of the related debt. Interest accruals from other hedging derivative instruments are recorded within the same item when the effects of the primary instrument subject to the hedging relation are recognized. Transaction costs are deferred and amortized in earnings over the life of the instrument or immediately upon settlement.

Derivative instruments are negotiated with institutions with significant financial capacity; therefore, the Company considers the risk of non-performance of the obligations agreed to by such counterparties to be minimal. The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm's length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments, determined by CEMEX and used for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparties.

M)   ASSET RETIREMENT OBLIGATIONS (note 13)

Beginning in 2003, the Company recognizes unavoidable obligations, legal or assumed, to restore the site or the environment when removing operating assets at the end of their useful lives. These obligations represent the net present value of expected cash outflows to be incurred in the restoration process, and are initially recognized against the related assets' book value. The additional asset is depreciated during its remaining useful life. The increase in the liability, by the passage of time, is charged to results of the period. Adjustments to the obligation for changes in the estimated cash flows or the estimated disbursement period are made against fixed assets and depreciation is modified prospectively.

Asset retirement obligations in the case of CEMEX are related mainly to future costs of demolition, cleaning and reforestation, derived from commitments, both legal or assumed, so that at the end of the operation, the sites where raw material is extracted, the maritime terminals and other production sites, are left in acceptable condition. For those situations identified and quantified, effective January 1, 2003, a remediation liability was recorded for approximately Ps515, against fixed assets for Ps372, deferred income tax assets for Ps56 and an initial cumulative effect for Ps87, which was recorded in stockholders' equity as an element of comprehensive net income. Before 2003, CEMEX had already provided accruals for certain situations.

N)   CONTINGENCIES AND COMMITMENTS (note 22)

Obligations or losses, related to contingencies, are recognized as liabilities in the balance sheet when present obligations exist, and when, as a result of past events, it is probable that the effects will materialize and can be reasonably quantified. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts formalized with suppliers or clients, are recognized in the financial statements on the incurred or accrued basis, taking into consideration the substance of the agreements.

Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


O)   PENSIONS AND OTHER POSTRETIREMENT BENEFITS (note 14)

The costs related to benefits to which employees are entitled by pension plans and other postretirement benefits, including medical expenses, life insurance, severance payments and seniority premiums, legally or by Company grant, are recognized in the operating results, as services are rendered, based on actuarial estimations of the benefits' present value. The amortization of prior service cost (transition asset) and of changes in assumptions and adjustments based on experience is recognized over the employee's estimated active service life. For certain pension plans, irrevocable trust funds have been created to cover future benefit payments.

The actuarial assumptions upon which the Company's employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation). Until December 31, 2004, postemployment benefits paid upon termination of the working relationship but before retirement, such as severance benefits, were recognized as an expense in the year in which they were paid. In some circumstances, however, provisions were made for these benefits. Starting January 1, 2005, according to Bulletin D-3, "Labor Obligations", the costs related to severance benefits are recognized over the estimated active service life of the employees.

P)   DEFICIT IN EQUITY RESTATEMENT (note 15)

The deficit in equity restatement includes: (i) the accumulated effect from holding non-monetary assets; (ii) the currency translation effects from foreign subsidiaries' financial statements, net of exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign subsidiaries and foreign currency related parties balances that are of a long-term investment nature (notes 3E and 15D); and (iii) valuation and liquidation effects of certain derivative financial instruments that qualify as hedge instruments, which are recorded temporarily or permanently in stockholders' equity (note 3L).

Q)   COMPREHENSIVE NET INCOME (note 15G)

The Company presents comprehensive net income and its components as a single item in the statement of changes in stockholders' equity. Comprehensive net income represents the change in stockholders' equity during a period for transactions and other events not representing contributions, reductions or distributions of capital.

R)   EXECUTIVE STOCK OPTION PROGRAMS (note 16)

Until December 31, 2004, the Company recognized the cost associated with executive stock options programs as part of the cost of the period, using the intrinsic value method, for those options which, as of the grant date, it was not known the exercise price at which the underlying shares would be exercised, because such exercise price is increasing (variable) over the life of the options, and did not imply the issuance of new shares upon exercise. The intrinsic value method represents the existing appreciation between the market price of the share and the exercise price established in the option. The Company did not recognize cost for those programs in which the exercise price was equal to the CPO price at the option's grant date, remained fixed for the life of the option and implied the issuance of new shares upon exercise.

Beginning in 2005, under Mexican GAAP, the Company adopted the International Financial Reporting Standard No. 2, "Shared-based Payment" ("IFRS 2"). Based on IFRS 2, options granted to executives are defined as equity instruments, in which services received from employees are settled through the delivery of shares; or as liability instruments, in which the Company incurs a liability by committing to pay, in cash or other instruments, the intrinsic value of the option as of the exercise date. The Company determined that the options in its fixed program (note 16) are defined as equity instruments, while the other programs (note 16) are liability instruments. The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in earnings during the instruments' vesting period. Liability instruments under IFRS 2 are valued at their estimated fair value at each reporting date, recognizing the changes in valuation through the income statement. The estimated fair value of options should be determined using financial option pricing models.

In addition, under IFRS 2, a cost should be recognized for those equity instruments which as of the adoption date have a remaining vesting period. Regarding the Company's fixed program, as of the adoption date, the exercise rights were fully vested. In respect to the liability instruments, CEMEX determined the estimated fair value of the outstanding options in the different programs and recognized in the income statement an expense of approximately Ps992 (Ps860 after income tax), resulting from the difference between the estimated fair value of the instruments and the existing accrual related to such programs, which was quantified through the intrinsic value of the options. This expense was recognized as the initial cumulative effect of changes in accounting standards and is presented within the results from valuation and liquidation of financial instruments. In accordance with Bulletin A-7, "Comparability", the Company did not restate the financial information of prior years in connection with the accounting change mentioned above.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


Had the Company used the same accounting rules during the years ended December 31, 2003 and 2004, net income as well as basic net earnings per share would have been as follows:

                                                         2003         2004
                                                      ------------ ------------
Majority net income as reported....................   Ps    7,201   Ps  13,965
Options' fair value 1..............................          (454)        (363)
                                                      ------------ ------------
Majority net income pro forma......................   Ps    6,747   Ps  13,602
                                                      ============ ============

Basic earnings per share as reported...............         0.76         1.40
                                                      ------------ ------------
Basic earnings per share pro forma.................         0.71         1.36
                                                      ============ ============

1 In order to determine fair value in 2003 and 2004, considering the different exchanges of options which had previously occurred, CEMEX opted for simplicity to value the same portfolio of options outstanding as of the adoption date in 2005, as if it had been in effect in 2003 and 2004, using the market prices and other assumptions prevailing during those years in the option pricing models.

S) INCOME TAX, BUSINESS ASSETS TAX, EMPLOYEES' STATUTORY PROFIT SHARING AND DEFERRED INCOME TAXES (note 18)

The Income Tax ("IT"), Business Assets Tax ("BAT") and Employees' Statutory Profit Sharing ("ESPS"), reflected in the income statements, include amounts incurred during the period and the effects of deferred IT and ESPS. Consolidated deferred IT represents the summary of the effect determined in each subsidiary by the assets and liabilities method, by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering when the effects became available and subject to a recoverability analysis, reflecting tax loss carryforwards as well as other recoverable taxes and tax credits. The effect of a change in the effective statutory tax rate is recognized in the income statement for the period in which the change occurs and is officially declared. The effect of deferred ESPS is recognized for those temporary differences, which are of a non-recurring nature, arising from the reconciliation of the net income for the period and the taxable income for the period for ESPS.

The cumulative initial effect, arising from the adoption of the asset and liability method, was recognized on January 1, 2000 in stockholders' equity under the caption "Cumulative initial deferred income tax effects". In the statement of changes in stockholders' equity, the cumulative initial effect corresponds to the consolidated entity. The difference between the Parent Company's and the consolidated accumulated initial deferred IT effects is included under the caption "Deficit in Equity Restatement".

T)   REVENUE RECOGNITION

Revenue is recognized upon shipment of cement, ready-mix concrete and aggregates to customers, and they assume the risk of loss. Income from activities other than the Company's main line of business is recognized when the revenue has been realized, thorough goods delivered or services rendered, and there is no condition or uncertainty implying a reversal thereof.

U)   MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the inflation rate of the country of each subsidiary to its net monetary position (difference between monetary assets and liabilities).

V)   OTHER INCOME AND EXPENSE

Other income and expense, in the statements of income, consists primarily of goodwill amortization until 2004, dumping duties, results from the sales of fixed assets, impairment losses of long-lived assets, net results from the early extinguishment of debt and other unusual or non-recurring transactions.

W)   USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. The main captions subject to estimates and assumptions include the book value of fixed assets, allowances for doubtful accounts, inventories and assets for deferred income taxes, the fair market values of financial instruments and the assets and liabilities related to labor obligations. Actual results could differ from these estimates.

X)   CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which the Company operates. No single customer accounted for a significant amount of the Company's sales in 2003, 2004 and 2005, and there were no significant accounts receivable from a single customer for the same periods. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


4.   CASH AND INVESTMENTS

Consolidated cash and investments as of December 31, 2004 and 2005 consists of:

                                                             2004        2005
                                                           ---------- ----------
Cash and bank accounts...............................   Ps     1,549      3,532
Fixed-income securities..............................          1,650      2,384
Investments in marketable securities.................            458        471
                                                           ---------- ----------
                                                        Ps     3,657      6,387
                                                           ========== ==========

5.   TRADE ACCOUNTS RECEIVABLE

The Company evaluates each of its customers' credit and risk profiles in order to establish the required allowance for doubtful accounts. Consolidated trade accounts receivable as of December 31, 2004 and 2005, include allowances for doubtful accounts of Ps725 and Ps1,242, respectively.

As of December 31, 2004 and 2005, the Company has established sales of trade accounts receivable programs with financial institutions ("securitization programs") in Mexico, United States and Spain, through which accounts receivable have been sold for Ps6,822 (U.S.$642) and Ps7,334 (U.S.$691), respectively. Through these programs, the Company effectively surrenders control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of accounts receivable sold is recognized as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable (note 6). The accounts receivable qualifying for sale do not include amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps109 (U.S.$10) in 2003, Ps121 (U.S.$11) in 2004 and.Ps210 (U.S.$20) in 2005

6.   OTHER ACCOUNTS RECEIVABLE

Consolidated other accounts receivable as of December 31, 2004 and 2005 consist of:

                                                            2004        2005
                                                          ---------- ----------
Non-trade accounts receivable.......................   Ps      1,160      4,849
Advances and valuation of
  derivative instruments (notes 12 and 17)..........           1,762        964
Interest and notes receivable.......................           1,148      1,389
Advances for travel expenses and
   loans to employees...............................             415        262
Refundable taxes....................................             372        772
                                                          ---------- ----------
                                                       Ps      4,857      8,236
                                                          ========== ==========


Non-trade accounts receivable are mainly originated by the sale of assets. Interest and notes receivable include Ps1,114 (U.S.$105) in 2004 and Ps1,369 (U.S.$129) in 2005, arising from securitization programs (note 5).

7.   INVENTORIES

Consolidated balances of inventories as of December 31, 2004 and 2005 are summarized as follows:

                                                              2004       2005
                                                          ---------- ----------
Finished goods......................................   Ps      1,607      3,330
Work-in-process.....................................           1,538      1,712
Raw materials.......................................             639      2,563
Supplies and spare parts,
   net of obsolescence provision....................           2,404      2,523
Advances to suppliers...............................             255        351
Inventory in transit................................             315        536
                                                          ---------- ----------
                                                       Ps      6,758     11,015
                                                          ========== ==========


In December 2004, impairment losses of approximately Ps182 were recognized within other expenses (note 3G).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


8.   OTHER CURRENT ASSETS

Other current assets in the consolidated balance sheets as of December 31, 2004 and 2005 consist of:

                                                           2004        2005
                                                         ---------- ----------
Advance payments....................................  Ps        452      1,047
Assets held for sale................................            554        650
                                                         ---------- ----------
                                                      Ps      1,006      1,697
                                                         ========== ==========

Assets held for sale are stated at their estimated realizable value and mainly consist of: (i) non-cement related assets acquired in business combinations and
(ii) assets held for sale received from customers as payment of trade receivables.

9.   INVESTMENTS AND NONCURRENT ACCOUNTS RECEIVABLE

A)   INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Consolidated investments in affiliated companies as of December 31, 2004 and 2005 are summarized as follows:

                                                           2004        2005
                                                         ---------- ----------
Book value at acquisition date......................  Ps     12,635      5,034
Revaluation by equity method........................          3,338      3,889
                                                         ---------- ----------
                                                      Ps     15,973      8,923
                                                         ========== ==========

Investments held by subsidiaries in CEMEX shares, amounting to Ps11,999 (154,014,032 CPOs) in 2004 and Ps19,864 (314,308,790 CPOs) in 2005, are offset against majority interest stockholders' equity in the accompanying financial statements.

The Company's principal acquisitions and divestitures during 2003, 2004 and 2005 are as follows:

I. On March 1, 2005, following board and shareholders approval and clearance from applicable regulators, CEMEX completed the acquisition of 100% of the outstanding stock of RMC Group p.l.c. ("RMC"). The purchase price of the shares, considering the 18.8% equity interest acquired in 2004 for approximately U.S.$786, net from the sale of certain assets and considering acquisition expenses, amounted to approximately U.S.$4,217 (Ps44,787). This amount does not include approximately U.S.$2,249 (Ps23,886) of assumed debt. RMC, headquartered in the United Kingdom, was one of Europe's largest cement producers and one of the world's largest suppliers of ready-mix and aggregates. RMC had operations in 22 countries, primarily in Europe and the United States, and employed over 26,000 people. In 2004, RMC sold 14.4 million tons of cement, 51.4 million cubic meters of ready-mix and 131.6 million tons of aggregates. The assets acquired include 13 cement plants with total installed capacity of approximately 17 million tons, located in the United Kingdom, the United States, Germany, Croatia, Poland and Latvia.

    The acquisition, which began in September 2004 through a public purchase offer, was subject to the approval by RMC shareholders and applicable regulators in Europe and the United States.

    On December 22, 2005 CEMEX terminated its joint ventures with the French construction materials company Lafarge S.A. ("Lafarge"), through the sale to Lafarge of its 50% equity interest in ReadyMix Asland S.A. ("RMA") in Spain and Betecna Betao Pronto S.A. ("Betecna") in Portugal after receiving regulatory approval from the applicable regulators. Subsequent to the sale and according to the terms of the agreement, CEMEX acquired from RMA assets in the ready-mix and aggregates sector, representing 29 concrete plants and 5 aggregate quarries. The net sale price, considering the purchase of assets from RMA, was approximately U.S.$61. The Company's equity interest in RMA and Betecna was acquired through the purchase of RMC. The consolidated income statement for the year ended December 31, 2005, includes the operating results of RMA and Betecna from March 1 to December 22, 2005, and both companies were consolidated through the proportionate consolidation method (note 3C).

    In addition, as a condition of the authorities in the United States to approve the acquisition of RMC, on August 29, 2005, ready-mix assets were sold to California Portland Cement Company in the area of Tucson, AZ, for an approximate amount of U.S.$16. These assets derived from RMC's operations in the United States.

II. On July 1, 2005, CEMEX Inc., the Company's subsidiary in the United States, and Ready Mix USA, Inc. ("Ready Mix USA"), a private ready-mix producer with operations in the Southeastern United States, established two joint ventures to satisfy construction needs in that region. Under the terms of the arrangement, CEMEX Inc. contributed a to a cement joint venture, two cement plants (Demopolis, AL and Clinchfield, GA) and eleven cement terminals in exchange for a 50.01% equity interest in this entity. To a second joint venture, CEMEX Inc. contributed ready-mix, aggregates and concrete blocks plants in Florida and Georgia, in exchange for a 49.99% equity interest in such venture. Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida Panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama, in exchange for a 49.99% equity interest in the cement joint venture and a 50.01% equity interest in the ready-mix concrete and aggregates joint venture. In addition, on September 1, 2005, CEMEX sold to the ready-mix joint venture 27 ready-mix plants and 4 concrete block facilities located in the Atlanta, GA area, as well as working capital related to these assets, in exchange for approximately U.S$125.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


    After the third year of the strategic alliance and for a 25-year period, Ready Mix USA will have the right, but not the obligation, to require CEMEX to acquire the interests contributed by Ready Mix USA to the joint ventures. As of December 31, 2005, CEMEX has control and consolidates in the balance sheet the cement joint venture, while Ready Mix USA controls the joint venture that manages the ready-mix and construction materials assets; therefore, CEMEX interest in this business is accounted for by the equity method.

III. In March 2005, the Company sold the Charlevoix, Michigan, and Dixon, Illinois cement plants, both in the United States, including a cement terminal located in the Great Lakes region to Votorantim Participacoes S.A., for an aggregate purchase price of approximately U.S.$413. The combined capacity of the two cement plants sold was approximately two million tons per year and the operations of these plants represented approximately 9% of CEMEX's annual operating cash flow in the United States before the RMC acquisition. The consolidated income statement for the year ended December 31, 2005 includes the results of operations relating to these plants for the three-month period ended March 31, 2005.

IV. On December 23, 2005 the Company acquired 0.9% (93,241 shares) of CAH, stock that remained owned by third parties, for approximately U.S.$8 (Ps84). In 2004, CEMEX acquired approximately 20.6% (2,093,667 shares) of CAH stock in exchange for a cash payment of approximately U.S.$70 and 27,850,713 CPOs, with a value of approximately U.S.$172 (Ps1,837), recognizing a loss of Ps960 in equity in 2004 as part of comprehensive income (loss), resulting from the excess of the price paid over the book value of the shares. CAH is the holding company of the subsidiaries in the Philippines, Thailand and Bangladesh, as well as the investment in Indonesia. CAH was constituted in 1999 by CEMEX and institutional investors in Asia with the objective of investing in that region. Through these operations, the Company's interest on CAH increased to 100%.

V. On April 26, 2005, CEMEX concluded the divestiture of its 11.9% equity interest in the Chilean cement company Cementos Bio Bio, S.A., for approximately U.S.$65 (Ps690), recognizing a gain of Ps207 within the caption of other income. Until the date of the sale, this investment was accounted for by the equity method.

VI. In August and September 2003, for a combined price of approximately U.S.$100 (Ps1,142), CEMEX, Inc. acquired Mineral Resource Technologies, Inc. ("MRT"), distributor of minerals used in manufacturing of ready-mix concrete, and a cement plant and quarry with an annual production capacity of 560 thousand tons located in Dixon, Illinois, United States. The consolidated income statement of 2003, includes the operating results of MRT and the Dixon plant since the respective acquisition dates. As noted in III above, the Dixon plant was sold in March 2005.

As of December 31, 2004 and 2005, the consolidated investments in affiliated companies were as follows:

                                                       Activity       Country         %         2004      2005
                                                     ------------ --------------- --------    --------- ---------
RMC Group p.l.c. ...................................   Concrete    United Kingdom   18.8   Ps     8,810     -
PT Semen Gresik, Tbk................................    Cement       Indonesia      25.5          2,661     2,541
Control Administrativo Mexicano, S.A. de C.V........    Cement         Mexico       49.0          2,147     2,491
Ready Mix USA.......................................   Concrete         EUA         49.0          -           341
Trinidad Cement Ltd.................................    Cement        Trinidad      20.0            286       325
Cementos Bio Bio, S.A...............................    Cement         Chile        11.9            453     -
Cancem, S.A. de C.V.................................    Cement         Mexico       10.0            219       255
Lehigh White Cement Company.........................    Cement          EUA         24.5            136       148
Societe des Ciments Antillais.......................    Cement    French Antilles   26.1            190       177
Caribbean Cement Company Ltd........................    Cement        Jamaica        5.0            112     -
Other...............................................       -             -                          959     2,645
                                                                                              --------- ---------
                                                                                           Ps    15,973     8,923
                                                                                              ========= =========

During 2003, the management of PT Semen Padang ("Padang"), subsidiary of Gresik, by different means obstructed the ownership rights of Gresik, by not acknowledging the administration of Padang elected by Gresik at the May 2003 stockholders' meeting. In September 2003, pursuant to a court order, the management appointed by Gresik finally assumed its duties. In December 2003, Gresik designated new auditors to review the 2002 and 2003 consolidated financial statements. The in-depth troubles persist and are related to the agreements of 1998 between the Indonesian government and CEMEX, which are determinant for the Company's decision to invest in Indonesia. According to these agreements, the government would sell to CEMEX the majority interest of Gresik and subsidiaries, which has not occurred mainly due to the opposition of the provincial administration of West Sumatra, which has argued that the original sale of Padang by the government to Gresik in 1995 is invalid, since certain necessary approvals were not obtained.

In December 2003, CEMEX filed before the International Center for the Settlement of Investments Disputes a request for arbitration against the Indonesian government. The arbitration tribunal held its first session in July 2004, at which the Indonesian government objected to the tribunal's jurisdiction. As of December 31, 2005, the tribunal was still determining if it has jurisdiction to hear the dispute. The resolution of in-depth issues can take several years. CEMEX evaluates its investment in conformity with its accounting policies. As of December 31, 2004 and 2005, CEMEX used the best information available in order to value its investment in Gresik.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


B)   OTHER INVESTMENTS AND NONCURRENT ACCOUNTS RECEIVABLE

Amounts include assets for the valuation of derivative instruments (notes 12 and 17) of Ps1,592 in 2004 and.Ps4,190 in 2005 Furthermore, the amounts include investments in private funds, recorded at fair value of U.S.$8 (Ps89) in 2004 and U.S.$19 (Ps203) in 2005. In 2004 and 2005, approximately U.S.$2 (Ps25) and U.S.$9 (Ps91), were contributed to these funds, respectively.


10.  PROPERTIES, PLANT AND EQUIPMENT

During 2004 and 2005, impairment losses of approximately Ps1,084 and Ps166 were recognized within other expenses, respectively, derived from idle assets resulting from the closing of cement assets in Mexico and the Philippines. These assets were adjusted to their estimated realizable value.


11.  INTANGIBLE ASSETS AND DEFERRED CHARGES

As of December 31, 2004 and 2005, consolidated intangible assets of definite and indefinite life and deferred charges are summarized as follows:

                                                            2004       2005
                                                          ---------- ---------
Intangible assets of indefinite useful life:
Goodwill.............................................  Ps    45,872    57,331
Accumulated amortization ............................        (9,794)   (9,593)
                                                          ---------- ---------
                                                             36,078    47,738
Intangible assets of definite useful life:
Cost of internally developed software................         2,891     3,233
Intangible asset for pensions (note 14) .............           874       604
Accumulated amortization ............................        (1,858)   (2,579)
                                                          ---------- ---------
                                                              1,907     1,258
Deferred charges:
Prepaid pension costs (note 14)......................           422      -
Deferred financing costs.............................           529       528
Deferred income taxes (note 18B).....................         1,835     3,667
Others...............................................         3,422     7,455
Accumulated amortization ............................        (1,767)   (2,280)
                                                          ---------- ---------
                                                              4,441     9,370
                                                          ---------- ---------
                                                       Ps    42,426    58,366
                                                          ========== =========

As a result of the Company's periodic impairment evaluations (note 3K), in 2003 and 2004, the book values of the Company's information technology business unit and the Company's business unit in the Philippines were determined to exceed the respective amount of expected cash flows; therefore, impairment losses of goodwill were recognized within other expenses for Ps898 in 2003 and Ps239 in 2004. The losses related to the Company's information technology business unit were Ps160 in 2003 and Ps239 in 2004 and those related to the business unit in the Philippines in 2003 were Ps738. In 2005 no impairment losses were determined in connection with the impairment evaluations.

The amortization expenses of intangible assets and deferred charges were Ps2,861 in 2003, Ps2,752 in 2004 and Ps1,605 in 2005, of which approximately 69%, 66% and14%, respectively, were recognized in other expenses, while the difference in each year was recognized within operating expenses.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


12.  SHORT-TERM AND LONG-TERM BANK LOANS AND NOTES PAYABLE

As of December 31, 2004 and 2005, short-term and long-term consolidated debt and their related derivative instruments are summarized as follows:


According to the interest rate in which debt was contracted:

                                                                      2004                           2005
                                                           ---------------------------   ----------------------------
                                                            Effective       Carrying      Effective        Carrying
                                                             rate 1          amount        rate 1           amount
                                                           ----------     ------------   ----------      ------------
Short-term
  Floating rate 3.....................................      2.35%    Ps        11,136     4.65%      Ps       11,818
  Fixed rate 3........................................      6.98%                  15    11.08%                  829
                                                                          ------------                   ------------
                                                                                11,151                         12,647
                                                                          ------------                   ------------
Long-term
  Fixed rate 3........................................      5.54%              22,247     5.14%               42,269
  Floating rate 3.....................................      3.67%              29,960     4.01%               45,737
                                                                          ------------                   ------------
                                                                                52,207                         88,006
                                                                          ------------                   ------------
                                                                       Ps       63,358                Ps      100,653
                                                                          ============                   ============

According to currency contracted:

                                              2004                                              2005
                        -----------------------------------------------    ---------------------------------------------
                           Short         Long       Total 2   Effective       Short        Long       Total 2   Effective
                            term         term                   rate 1         term        term                  rate 1
                        ------------ ------------ ----------- ---------    ------------ ----------- ----------- --------
Dollar.................  Ps    3,186  Ps   32,177   Ps 35,363    4.9%       Ps    5,478   Ps  45,921 Ps 51,399    5.2%
Japanese yen...........        3,071        5,908       8,979    1.2%               337       4,224       4,561   1.1%
Euros..................        4,698        4,978       9,676    3.1%             2,052      18,772      20,824   2.9%
Sterling pounds........      -              8,906       8,906    5.5%               537       1,872       2,409   5.5%
Pesos..................          185          214         399    6.2%             4,064      17,166      21,230  10.4%
Egyptian pounds........           11      -                11   13.5%                54      -               54   9.6%
Other currencies.......      -                 24          24   15.6%               125          51         176  10.6%
                        ------------ ------------ -----------              ------------ ----------- -----------
                         Ps   11,151  Ps   52,207  Ps  63,358               Ps   12,647  Ps  88,006  Ps 100,653
                        ============ ============ ===========              ============ =========== ===========

By category or instrument type:

                             2004                           Short-      Long-
                                                             term       term
                                                           --------- ----------
Bank loans
Lines of credit in Mexico.............................. Ps       509          -
Lines of credit in foreign countries...................        4,317          -
Syndicated loans, 2005 to 2009.........................            -     29,060
                                                           --------- ----------
                                                               4,826     29,060
Notes payable
Foreign commercial paper...............................          242          -
Euro medium-term notes, 2005 to 2009...................            -      1,212
Medium-term notes, 2005 to 2008........................            -      8,075
Medium-term notes, 2005 to 2015........................            -     18,774
Other documents........................................           65      1,104
                                                           --------- ----------
                                                                 307     29,165
                                                           --------- ----------
Total bank loans and notes payable.....................        5,133     58,225
Current maturities.....................................        6,018     (6,018)
                                                           --------- ----------
                                                        Ps    11,151     52,207
                                                           ========= ==========

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


                             2005                            Short-     Long-
                                                             term       term
                                                           --------- ----------
Bank loans
Lines of credit in Mexico.............................. Ps     2,039          -
Lines of credit in foreign countries...................        3,962          -
Syndicated loans, 2006 to 2010.........................            -     51,728
Bank Loans, 2006 to 2007...............................            -      8,746
                                                           --------- ----------
                                                               6,001     60,474
Notes payable
Euro medium-term notes, 2006 to 2009...................            -      1,204
Euro medium-term notes, 2006 to 2008...................            -      5,818
Euro medium-term notes, 2006 to 2015...................            -     24,088
Other notes............................................          651      2,417
                                                           --------- ----------
                                                                 651     33,527
                                                           --------- ----------
Total bank loans and notes payable.....................        6,652     94,001
Current maturities.....................................        5,995     (5,995)
                                                           --------- ----------
                                                        Ps    12,647     88,006
                                                           ========= ==========

(1) Represents the weighted average effective rate.

(2) In 2004, includes the effects for currencies exchange originated by the Cross Currency Swaps ("CCS") (note 12B).

(3) Includes the effects of Interest Rate Swaps (note 12A), as well as CCS (note
    12B).

The most representative exchange rates to the financial debt as of December 31, 2004 and 2005 are as follows:

                                                             2004       2005
                                                          ---------- ---------
Mexican pesos per dollar................................     11.14     10.62
Japanese yen per dollar.................................    102.49    117.81
Euros per dollar........................................    0.7383    0.8440
Sterling pounds per dollar..............................    0.5218    0.5812
                                                          ========== =========

The most important transactions in the consolidated financial debt during 2005 are as follows:

Debt as of December 31, 2004....................................    Ps   63,358
                                                                       =========

                            Transactions during 2005:

Credits in connection with the financing of the RMC acquisition     Ps   37,170

New bank loans....................................................       30,267

Debt assumed through RMC acquisition..............................       23,886

Medium-term Mexican commercial paper..............................        3,640

Medium-term foreign commercial paper..............................        3,452

Debt repayments, net..............................................      (61,120)
                                                                       ---------

   Change during the period.......................................       37,295
                                                                       ---------
                                                                    Ps  100,653
                                                                       =========

The maturities of long-term debt as of December 31, 2005 are as follows:

                                                                         2005
                                                                       ---------
2007..............................................................  Ps  14,246
2008..............................................................      15,878
2009..............................................................      25,894
2010..............................................................      22,241
2011 and thereafter...............................................       9,747
                                                                       ---------
                                                                    Ps  88,006
                                                                       =========

As of December 31, 2004 and 2005, there were short-term debt transactions amounting to U.S.$847 (Ps9,051) and U.S.$505 (Ps5,362), respectively, classified as long-term debt due to the Company's ability and the intention to refinance such indebtedness with the available amounts of committed long-term lines of credit.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


As of December 31, 2005, the Company and its subsidiaries have the following lines of credit, both committed and subject to the banks' availability, at annual interest rates ranging between 0.42% and 17.74%, depending on the negotiated currency:

                                                              Line of
                                                               Credit  Available
                                                            ---------- ---------
European commercial paper (U.S.$600).................... Ps     6,372     6,372
Revolving credit facility (U.S.$700)....................        7,434     1,328
Multi-currency revolving credit (U.S.$1,200)............       12,744     7,222
Other lines of credit in foreign subsidiaries...........       67,405    13,567
Other lines of credit form banks........................       11,470     2,835
                                                            ---------- ---------
                                                         Ps   105,425    31,324
                                                            ========== =========

Derivative Financial Instruments (note 3L)

As of December 31, 2004 and 2005, in order to: (i) change the profile of the interest rate originally negotiated on a debt portion (note 12A), and (ii) reduce the financial cost of debt originally contracted in dollars or pesos (note 12B), the Company has negotiated derivative financing instruments related to existing short-term and long-term debt, which are described as follows:

A)   Interest Rate Swap Contracts

As of December 31, 2004 and 2005, information with respect to interest rate swaps ("IRS") related to short-term and long-term financial debt is summarized as follows:

                              (Amounts in millions)             Notional    Fair    Effective
                                                                 Amount     Value      rate
                                                               --------- ---------- ---------
                            2004
                            ----
Swaps related to long-term debt 3.....................   U.S.$    1,950       (174)      5.8%
                                                               ========= ========== =========

                            2005
                            ----
Swaps related to long-term debt 1.....................   U.S.$      387          6       4.4%
Swaps related to long-term debt 2.....................            1,113          6       4.5%
Swaps related to long-term debt 3.....................            1,000         37       4.9%
Swaps related to long-term debt 4.....................              225          3       4.9%
                                                               --------- ---------- ---------
                                                         U.S.$    2,725         52
                                                               ========= ========== =========

1 As of December 31, 2005, under these contracts, CEMEX receives a floating LIBOR* rate and pays a fixed rate of 4.0%. These contracts were designated as accounting hedges of contractual cash flows (interest payments) of the related underlying U.S. dollar floating rate debt, and mature in June 2009. Changes in the estimated fair value of these instruments are recognized in stockholders' equity.

2 As of December 31, 2005, under these contracts, CEMEX receives a floating LIBOR* rate and pays a fixed rate of 4.1%. The contracts were designated as accounting hedges of contractual cash flows (interest payments) of the related underlying U.S. dollar floating rate debt, and mature in August 2009. Changes in the estimated fair value of these instruments are recognized in stockholders' equity.

3 As of December 31, 2004 and 2005, these contracts were not designed as accounting hedges since they have optionality. Nevertheless, the contracts complement CEMEX's financial strategy. Under these instruments, CEMEX receives a floating LIBOR* rate and pays a fixed rate of 4.6%. The maturity of these contracts is in October 2009. Changes in the estimated fair value of these instruments are recognized in the income statement of the period.

4 Likewise, as of December 31, 2005, these contracts were not designed as accounting hedges since they have optionality. Through these instruments, CEMEX receives a floating LIBOR* rate and pays a fixed rate of 3.9%. These contracts mature in April 2010. Changes in the estimated fair value are recognized in the income statement of the period.

* LIBOR represents the London Interbank Offering Rate, used in the market for debt denominated in US dollars. "Bps" means basis points. One basis point is .01 percent.

During 2004 and 2005, due to changes in the interest rate mix of the financial debt portfolio, interest rate swap contracts were settled for a nominal amount of U.S.$100 and U.S.$775, respectively. As a result of the settlement, the Company recognized losses of approximately U.S.$8 (Ps89) in 2004 and U.S.$4
(Ps38) in 2005, representing the estimated fair value of the contracts as of the settlement date, which were recognized in the income statement of the period.

In addition, on March 1, 2005, as a result of the acquisition of RMC, CEMEX assumed interest rate swap contracts for a notional amount of approximately U.S.$585, with an estimated loss in the fair value of approximately U.S.$28. These interest rate derivative instruments were settled by CEMEX in June 2005, generating a gain in Comprehensive Financial Income for the change in the fair value between the purchase date and the settlement date for approximately U.S.$8
(Ps79).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


In July 2004, CEMEX negotiated with a financial institution interest rate swap contracts for a notional amount of U.S.$200, receiving a fixed interest rate and paying a floating interest rate for a five-year period. These contracts resulted from the exercise, by the financial institution, of interest rate swap options (swaptions) sold by CEMEX in previous years. In 2003, considering the premiums obtained for the sale of swaptions net of changes in the fair value and settlement effects, the Company recognized a net gain of approximately U.S.$3
(Ps31) in earnings of the period.

In June 2003, resulting from the settlement of Forward Rate Agreements ("FRAs") for a notional amount of U.S.$650, the Company negotiated interest rate swap contracts. FRAs were designated as accounting hedges of the interest rate of forecasted debt issuances. Upon settlement, a loss of approximately U.S.$38 (Ps431) was recognized in stockholders' equity and is being amortized to the financial expense as part of the effective interest rate of the related existing debt. The amount amortized was U.S.$8 (Ps89) in 2003, U.S.$4 (Ps46) in 2004 and U.S.$3 (Ps34) in 2005.

B) Cross Currency Swap Contracts ("CCS") and Other Currency Instruments (note
3L)

As of December 31, 2004 and 2005, there were Cross Currency Swaps ("CCS"), through which the Company exchanges the originally contracted interest rates and currencies on notional amounts of related short-term and long-term debt. During the life of the CCS and at their maturity, the cash flows related to the exchange of interest rates and currencies under the CCS, match, in interest payment dates and conditions, those of the underlying debt.

As of December 31, 2004 and 2005, information with respect to the CCS is summarized as follows:

                              (Amounts in millions)                      Nominal     Fair     Effective
                                                                          amount     value      rate
                                                                        ---------- --------- ----------
                                      2004
                                   Short-term
                                   ----------
Exchange U.S.$67 to (Y)1,904 million 7........................... U.S.$        67        93        2.9%
                                                                        ---------- ---------
                                   Long-term
                                   ---------
Exchange Ps3,804 to dollars 2....................................             308        33        4.0%
Exchange Ps3,369 to dollars 3....................................             233        88        3.3%
Exchange Ps4,022 to dollars 4....................................             378         3        3.9%
Exchange Ps800 to dollars 5......................................              80        (6)       4.3%
Exchange Ps602 to (Y)6,008 million 8.............................              52        (2)       1.3%
                                                                        ---------- ---------
                                                                            1,051       116
                                                                        ---------- ---------
                                                                  U.S.$     1,118       209
                                                                        ========== =========
                                      2005
                                   Short-term
                                   ----------
Exchange Ps5,362 to dollars 1.................................... U.S.$       500         6        4.7%
Exchange Ps2,800 to dollars 2....................................             260         5        4.9%
                                                                        ---------- ---------
                                                                              760        11
                                                                        ---------- ---------
                                   Long-term
                                   ---------
Exchange Ps2,488 to dollars 3....................................             142       100        4.8%
Exchange Ps6,888 to dollars 4....................................             618        86        4.0%
Exchange Ps2,940 to dollars 5....................................             270        17        4.8%
Exchange Ps5,281 to dollars 6....................................             500        (2)       4.5%
                                                                        ---------- ---------
                                                                            1,530       201
                                                                        ---------- ---------
                                                                  U.S.$     2,290       212
                                                                        ========== =========

                                       2004                                        2005
                     --------------------------------------    -------------------------------------------
         Maturity      CEMEX receives          CEMEX pays          CEMEX receives          CEMEX pays
                     -------------------- -----------------    ---------------------- --------------------
 1       June 2006           -                     -                 TIIE+25bps             L+28bps
 2       June 2006       TIIE+55bps             L+125bps             TIIE+80bps             L+55bps
 3      April 2007       MXN 12.4%              L+97bps               MXN 10.8%             L+96bps
 4      April 2012        MXN 8.6%              US 4.6%               MXN 9.2%              US 5.1%
 5      April 2009       CETES+145bps           US 4.3%             CETES+112bps            US 4.8%
 6       June 2011           -                     -                  MXN 8.3%              L+25bps
 7           -            L+27bps              (Y) 1.9%                   -                    -
 8           -            MXN 8.8%             (Y) 2.6%                   -                    -

* TIIE represents the Interbank Offering Rate in Mexico and CETES are public debt instruments issued by the Mexican government. As of December 31, 2005, the LIBOR rate was 4.39%, the TIIE was 8.56% and the CETES yield was 8.01%.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


As of December 31, 2004 and 2005, related to the fair value of the CCS, the Company recognized net assets of U.S.$209 (Ps2,227) and U.S.$212 (Ps2,250), respectively, of which U.S.$301 (Ps3,299) in 2004 and U.S.$138 (Ps1,466) in 2005
relate to prepayments made to yen and dollar denominated obligations under the CCS. As of December 31, 2004, the amount of the prepayments was presented by decreasing the carrying amount of the related debt. The estimated fair value of the CCS, without the effects of prepayments, resulted in a net liability of U.S.$92 (Ps985) in 2004 and a net asset of U.S.$74 (Ps784) in 2005. The CCS have not been designated as accounting hedges; therefore, changes in fair value are recognized through the income statement. For the years ended December 31, 2003, 2004 and 2005, changes in the estimated fair values of the CCS, excluding the effects of prepayments, resulted in a loss of U.S.$150 (Ps1,714), a gain of U.S.$10 (Ps110) and a gain of U.S.$3 (Ps36), respectively, which were recognized in the income statements of the respective periods.

As of December 31, 2005, the assets and liabilities arising from the valuation of the CCS were presented separately from the related debt. As of December 31, 2004, in accordance with presentation guidelines applied by the Company as of that date (note 3L), a portion of the net liability resulting from the fair value recognition of the CCS of approximately U.S.$132 (Ps1,408), directly related to variations in exchange rates between the origination of the CCS and the balance sheet date, was presented as part of the related debt carrying amount, in order to reflect the expected cash flows that the Company expected to receive or pay upon settlement of these financial instruments. Through this presentation, the carrying amount of the financial indebtedness directly related to the CCS was presented as if it had been effectively negotiated in the exchange currencies instead of in the originally negotiated currencies.

The periodic cash flows underlying the CCS arising from the exchange of interest rates are determined over the notional amounts of the exchanged currency. These cash flows are recognized as part of the effective interest rate of the related financial debt within the interest expense.

The portion of the estimated fair value of the CCS, attributable to accrued interest as of the reporting date, is presented as an adjustment of the related financing interest payable.

On March 1, 2005, as a result of the acquisition of RMC, CEMEX assumed CCS for a notional amount of approximately U.S.$397, with an estimated loss in the fair value of approximately U.S.$84. These CCS were settled by CEMEX in May and June 2005, generating a gain of approximately U.S.$21 (Ps227) in the Comprehensive Financial Income for the change in the fair value between the acquisition date and the settlement date.

During 2003, resulting from the settlement of other currency derivative instruments for a notional amount of U.S.$105, the Company recognized a loss of approximately U.S.$4 (Ps41) in the income statement of the period.

The estimated fair value of derivative instruments fluctuates over time and will be determined by future interest rates and currency prices, according to the yield curves shown in the market as of the balance sheet date. These values should be viewed in relation to the fair values of the underlying transactions and as part of the Company's overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amount exchanged by the parties, and consequently, there is no direct measure of the Company's exposure to the use of these derivatives. The amounts exchanged in cash are determined based on the basis of the notional amounts and other terms included in the derivative financial instruments.

C)   Guaranteed Debt

As of December 31, 2004 and 2005, CEMEX Mexico and ETM jointly, fully and unconditionally guaranteed indebtedness of the Company for an aggregate amount of U.S.$3,088 (Ps32,988) and U.S.$3,780 (Ps40,145), respectively. The combined summarized financial information of these guarantors as of December 31, 2005, 2004 and 2003 is as follows:

                                                             2004     2005
                                                         ---------- ---------
Assets............................................... Ps   146,436    193,617
Liabilities..........................................      100,921     83,953
Stockholders' equity.................................       45,515    109,664
                                                         ========== =========

                                                 2003      2004        2005
                                               --------- ---------- ---------
Net sales.................................. Ps   24,868     24,970     26,914
Operating income...........................       2,831      3,188     11,032
Net income.................................       6,150     16,464     26,911
                                               ========= ========== =========

Certain debt contracts guaranteed by the Company and/or some of its subsidiaries contain restrictive covenants limiting sale of assets and requiring maintenance of a controlling interest in certain subsidiaries. As of December 31, 2004 and 2005, CEMEX was in compliance with such covenants.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


13.  OTHER SHORT-TERM AND LONG-TERM LIABILITES

As of December 31, 2004 and 2005, consolidated other accounts payable and accrued expenses are as follows:

                                                              2004       2005
                                                            ---------- ---------
Other accounts payable and accrued expenses.............   Ps    1,781     4,091
Interest payable........................................           552       544
Tax payable.............................................         1,394     2,760
Dividends payable.......................................            17        33
Provisions..............................................         3,437     6,572
Advances from customers.................................           780     1,126
Valuation of derivative instruments (notes 12 and 17)...           941     1,449
                                                            ---------- ---------
                                                           Ps    8,902    16,575
                                                            ========== =========

Short-term provisions primarily consist of: (i) remuneration and other personnel benefits accrued at the balance sheet date; (ii) insurance payments, and (iii) accruals related to the portion of legal and environmental assessments to be settled in the short-term (notes 22C and 22G). Commonly, these amounts are revolving in nature and are to be settled and replaced by similar amounts within the next 12 months.

Other long-term liabilities as of December 31, 2004 and 2005 consist of:

                                                              2004       2005
                                                           ---------- ---------
Valuation of derivative instruments
   (notes 12 and 17)..................................   Ps    3,539     1,896
Accruals for legal assessments and
   other responsibilities.............................         1,315     2,063
Asset retirement obligations and other
   environmental liabilities..........................           830     4,699
Other liabilities and deferred credits ...............         1,276     1,640
                                                           ---------- ---------
                                                         Ps     6,960    10,298
                                                           ========== =========

Liabilities from derivative financial instruments represent the accumulated valuation losses resulting from the estimated fair value recognition of these instruments (notes 12 and 17). Accruals for legal assessments and other responsibilities refer to the best estimation of cash flows with respect to legal claims where the Company is determined to be responsible and which are expected to be settled over a period greater than twelve months (note 22).

During 2005, the balance of this caption increased primarily as a result of the asset retirement obligations and other remediation liabilities assumed in the acquisition of RMC for approximately Ps4,005. Asset retirement obligations and other environmental liabilities include estimated future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation (note 3M). The expected average period to settle these obligations is greater than 15 years.

14.  PENSIONS AND OTHER POSTRETIREMENT BENEFITS (note 3O)

On January 10, 2006, CEMEX communicated to its Mexican employees subject to pension benefits about the beginning of a new defined contribution pension plan scheme, which, from the communication date, replaces the former defined benefit pension plan scheme. Those employees born before March 1, 1956, which represent approximately 5% of the employees eligible for these benefits, have the option to remain in the defined benefit plan, and have been requested to confirm their selection before March 31, 2006. For all other employees, the change is automatic.

As part of the plan conversion process, CEMEX will contribute to the employees' retirement individual accounts, with a private retirement funds manager, an approximate amount of Ps1,060. This amount represents the actuarial value of the projected benefit obligations ("PBO") as of the change date, which represented 32% of the total PBO from the previous pension plan. The amount assumes that approximately 85% of the employees with 50 years will elect to remain in the current plan. The cash contribution will be obtained from the existing pension funds. The administrative execution of the plans change is expected to occur during the first quarter of 2006.

The initiation of the new defined contribution pension plan was considered to be a material event which occurred before the issuance of the financial statements; therefore, the accounting effects arising from the change were retroactively recognized in the consolidated financial statements as of December 31, 2005. As a result of the new plan, events of settlement and curtailment of obligations occurred. For these reasons, the unrecognized net actuarial results (actuarial gains and losses) were amortized proportionally to the decrease in the PBO, while the unrecognized prior service cost was amortized proportionally to the reduction of the expected years of future service of the present employees within the plan. The combined net effect of the amortization of the items mentioned above represented a loss of approximately Ps976, which was recognized in the 2005 income statement within other expenses.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


For the years ended December 31, 2003, 2004 and 2005, the net periodic cost of pension plans and other postretirement benefits, is described as follows:

                                                           Pensions               Other Postretirement Benefits* (OPB)
                                               -------------------------------    ------------------------------------
Net periodic cost:                                2003      2004       2005           2003        2004        2005
                                               --------- ---------- ----------    ------------ ---------- ------------
Service cost............................... Ps      293        295        641              32          39         81
Interest cost..............................         290        348      1,139              46          33         75
Actuarial return on plan assets............        (341)      (381)    (1,077)             (1)         (1)        (1
Amortization of prior service cost,
  changes in assumptions and experience
  adjustments..............................         134        126         123             15          (8)        44
Settlements and curtailments(1)............           3          -         976              -           -          -
                                               --------- ---------- ----------    ----------- ----------- ------------
                                            Ps      379        388       1,802             92          63        199
                                               ========= ========== ==========    =========== =========== ============



(1)  Effect of change of plan in Mexico

As of December 31, 2004 and 2005, the actuarial value of pension plans and other postretirement benefits ("OPB"), as well as the funded status, are presented as follows:

                                                                                   Pensions               OPB*
                                                                             --------------------- --------------------
                                                                                2004       2005       2004      2005
                                                                             ---------- ---------- --------- ----------
Change in benefits obligation:
PBO at beginning of year.................................................. Ps    6,498       6,210       818        586
Service cost..............................................................         295         641        39         81
Interest cost.............................................................         348       1,139        33         75
Actuarial result..........................................................        (299)        677      (214)        83
Employee' contributions...................................................           -          64         -          -
PBO from acquisitions.....................................................          (1)     20,166         -        656
Initial valuation of other postretirement benefits........................           -          -          -        305
Foreign exchange variations and inflation adjustments.....................        (190)     (2,371)       13        (62)
Settlements and curtailments..............................................          (9)     (1,060)      (33)         -
Benefits paid.............................................................        (432)     (1,093)      (70)      (130)
                                                                             ---------- ---------- --------- ----------
PBO at end of year........................................................       6,210      24,373       586      1,594
                                                                             ---------- ---------- --------- ----------
Change in plan assets:
Fair value of plan assets at beginning of year............................       5,612       5,713        35         20
Return on plan assets.....................................................         456       3,054         1          6
Foreign exchange variations and inflation adjustments.....................        (182)     (1,830)        -          -
Assets for acquisitions...................................................           -      14,450         -          -
Funds contribution........................................................         168         852         -         48
Employee contribution.....................................................           -          64         -          -
Settlements and curtailments..............................................          (9)     (1,060)        -          -
Benefits paid.............................................................        (332)     (1,093)      (16)       (48)
                                                                             ---------- ---------- --------- ----------
Fair value of plan assets at end of year..................................       5,713      20,150        20         26
                                                                             ---------- ---------- --------- ----------
Amounts recognized in the balance sheets:
Funded status.............................................................         497       4,223       566      1,568
Net transition obligation ................................................      (1,346)       (106)      (14)      (386)
Prior service cost and actuarial results..................................        (438)        417        69         70
                                                                             ---------- ---------- --------- ----------
Accrued benefit liability (prepayment)....................................      (1,287)      4,534       621      1,252
Additional minimum liability..............................................         865         331         9        273
                                                                             ---------- ---------- --------- ----------
Net projected liability (prepayment) recognized........................... Ps     (422)      4,865       630      1,525
                                                                             ========== ========== ========= ==========

* OPB includes the cost and obligations of seniority premiums, severance payments, health care and life insurance benefits.

At December 31, 2004 and 2005, the combined actual benefit obligation ("ABO") of pensions and other postretirement benefits, equivalent to the PBO not considering salary increases, amounted to Ps5,862 and Ps23,234, respectively. An additional minimum liability is recognized in those individual cases when the ABO less the plan assets (net actual liability) is lower than the net projected liability. The Company recognized minimum liabilities against intangible assets for approximately Ps874 in 2004 and Ps604 in 2005.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


Net transition obligations, prior service costs and net actuarial results are amortized over the estimated service life of the employees under plan benefits. As of December 31, 2005, the average estimated service life for pension plans is approximately 15.2 years, and for other postretirement benefits is approximately
13.3 years.

As of December 31, 2004 and 2005, the consolidated assets of the pension plans and other postretirement benefits are valued at their estimated fair value and are aggregated as follows:

                                                             2004       2005
                                                           --------- ----------
Fixed-income securities................................ Ps    1,861      8,653
Marketable securities..................................       3,354      9,605
Private funds and other investments....................         518      1,918
                                                           --------- ----------
                                                        Ps    5,733     20,176
                                                           ========= ==========

As of December 31, 2005, estimated future benefit payments for pensions and other postretirement benefits during the next ten years are as follows:

                                                                      2005
                                                                ----------------
2006.......................................................  Ps      1,442
2007.......................................................          1,405
2008.......................................................          1,484
2009.......................................................          1,469
2010.......................................................          1,561
2011- 2015.................................................          8,204
                                                                ================

CEMEX applies real rates (nominal rates discounted for inflation) in the actuarial assumptions used to determine pensions and other postretirement benefit liabilities. The most significant assumptions used in the determination of the net periodic cost are summarized as follows:

                                                             2003            2004           2005
                                                        -------------- --------------- -------------
Range of discount rates used
  to reflect the obligations' present value............  3.0% to 7.0%    4.5% to 8.0%   3.5% to 5.5%
Weighted average rate of return on plan assets.........      7.8%           7.8%           6.7%
Weighted average rate of salary increases..............      7.8%           7.8%           3.2%
                                                        -------------- --------------- -------------

15.  STOCKHOLDERS' EQUITY

A)   COMMON STOCK

The Company's common stock as of December 31, 2004 and 2005 is as follows:

                                                                 2004                             2005 (4)
                     Shares                          Series A (1)      Series B (2)     Series A (1)     Series B (2)
-------------------------------------------------- ---------------- ----------------- ---------------- ----------------
Subscribed and paid shares........................    7,407,268,488     3,703,634,244    7,676,571,754    3,838,285,877
Treasury shares (3)...............................      498,267,340       249,133,670      213,087,000      106,543,500
Unissued shares authorized for Stock Option Plans.      215,921,248       107,960,624      213,530,982      106,765,491
                                                   ---------------- ----------------- ---------------- ----------------
                                                      8,121,457,076     4,060,728,538    8,103,189,736    4,051,594,868
                                                   ================ ================= ================ ================

(1) Series "A" or Mexican shares must represent at least 64% of capital stock.
(2) Series "B" or free subscription shares must represent at most 36% of capital stock.
(3) Includes the shares issued pursuant to the ordinary stockholders' meeting of April 28, 2005 that were not subscribed.
(4) Includes the effect of the stock split approved in 2005.

Of the total number of shares, 6,534,000,000 in 2004 and 2005 correspond to the fixed portion, and 5,648,185,614 in 2004 and 5,620,784,604 in 2005 to the
variable portion.

On April 29, 2004, the annual stockholders' meeting approved: (i) a reserve for share repurchases of up to Ps6,000 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps4,169 (nominal amount), issuing shares as a stock dividend for up to 600 million shares equivalent to up 200 million CPOs, at a subscription price of Ps53.129 (nominal) per CPO, or instead, stockholders could have chosen to receive Ps2.35 (nominal amount) in cash for each CPO. As a result, shares equivalent to 75,433,165 CPOs were subscribed and paid, representing an increase in common stock of Ps3, considering a nominal value of Ps0.0333 pesos per CPO, and in additional paid-in capital of Ps4,279, while an approximate cash payment through December 31, 2004 was made for Ps161; and (iii) the cancellation of the corresponding shares held in the Company's treasury.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


On April 28, 2005, the annual ordinary stockholders' meeting approved: (i) a reserve for share repurchases of up to Ps6,000 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps4,815 (nominal amount), issuing shares as a stock dividend for up to 360 million shares (before the split) equivalent to up 120 million CPOs, at a subscription price of Ps66.448 pesos (nominal) per CPO, or instead, stockholders could have chosen to receive Ps2.60 pesos (nominal amount) in cash for each CPO. As a result, shares equivalent to 66,728,250 CPOs were subscribed and paid, representing an increase in common stock of Ps2, considering a nominal value of Ps0.0333 pesos per CPO, and in additional paid-in capital of Ps4,535, while an approximate cash payment through December 31, 2005 was made for Ps380; and (iii) the cancellation of the corresponding shares held in the Company's treasury.

On April 28, 2005, the annual extraordinary stockholders' meeting approved a stock split, which became effective on July 1, 2005. In connection with the stock split, each of CEMEX's series "A" shares was surrendered in exchange for two new series "A" shares, and each of CEMEX's series "B" shares was surrendered in exchange for two new series "B" shares. The proportional equity interest of the stockholders did not change as a result of the stock split.

B)   RETAINED EARNINGS

Retained earnings as of December 31, 2005 include Ps99,537 of earnings generated by subsidiaries and affiliated companies that are not available to be paid as dividends by CEMEX until these entities distribute such amounts to CEMEX. Additionally, retained earnings as of December 31, 2005 include a share repurchase reserve in the amount of Ps5,737. Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2005 the legal reserve amounted to Ps1,526.

C)   EFFECTS OF INFLATION

The effects of inflation on majority interest stockholders' equity as of December 31, 2005 are as follows:

                                                                     Inflation
                                                         Nominal    adjustment    Total
                                                         ---------- ---------- -----------
Common stock......................................... Ps         64      3,735       3,799
Additional paid-in capital...........................        28,506     18,627      47,133
Deficit in equity restatement........................             -    (75,329)    (75,329)
Cumulative initial deferred income tax effects.......        (4,698)    (1,152)     (5,850)
Retained earnings....................................        63,396     48,770     112,166
Net income........................................... Ps     22,817       (392)     22,425
                                                         ========== =========== ===========

D)       FOREIGN CURRENCY TRANSLATION

The foreign currency translation results recorded in stockholders' equity as of December 31, 2003, 2004 and 2005, are summarized as follows:

                                                            2003         2004      2005
                                                          ---------- ----------- ----------
Foreign currency translation adjustment............... Ps      5,267      3,117      (5,174)
Foreign exchange gain (loss) (1).......................       (1,594)       156       1,414
                                                          ---------- ----------- ----------
                                                       Ps      3,673      3,273      (3,760)
                                                          ========== =========== ==========

(1) Foreign exchange gain (loss) resulting from the financing identified with the acquisitions of foreign subsidiaries.

The foreign currency translation adjustment includes foreign exchange results from financing related to the acquisition of foreign subsidiaries made by the Company's subsidiary in Spain, representing a gain of approximately Ps61, a gain of Ps3 and a loss of Ps11, in 2003, 2004 and 2005, respectively.

E)   PREFERRED STOCK

In October 2003, CEMEX repurchased the remaining balance of preferred stock of U.S.$650 (Ps7,444), which was to mature in February and August 2004. The preferred stock was issued in 2000 by a Dutch subsidiary for U.S.$1,500 with an original maturity in May 2002. The preferred stock was mandatorily redeemable upon maturity and granted its holders 10% of the subsidiary's voting rights, as well as the right to receive a guaranteed variable preferred dividend, and the option, in certain circumstances, to subscribe for additional preferred stock or common shares for up to 51% of the subsidiary's voting rights. Until its liquidation, this transaction was included as minority interest. Preferred dividends declared for approximately U.S.$13 (Ps147) in 2003 were recognized as part of minority interest in the consolidated income statement in that period.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


In October 2004, CEMEX liquidated the remaining capital securities for approximately U.S.$66 (Ps705). The capital securities were issued in 1998 by a Spanish subsidiary for U.S.$250, with an annual dividend rate of 9.66%. In April 2002, through a tender offer, U.S.$184 of capital securities were repurchased. The amount paid to holders in excess of the nominal amount of the capital securities pursuant to the early retirement of approximately U.S.$20 (Ps229) was recognized against stockholders' equity. During 2004 and until its termination, as a result of the adoption of new accounting principles, this transaction was recognized as financial debt. Preferred dividends declared in 2003 were recognized in the income statement as minority interest of approximately U.S.$6
(Ps75). Meanwhile, preferred dividends declared during 2004 of U.S.$6 (Ps63), were recognized in earnings as part of financial expenses

F)   OTHER EQUITY TRANSACTIONS

In December 2004, 13,772,903 appreciation warrants ("warrants") remaining from the public purchase offer that took place in December 2003, and which was concluded in January 2004, were settled upon maturity. Through the prior offer 90,018,042 warrants were repurchased at a purchase price of Ps7.8 pesos per warrant (Ps38.80 pesos per American Depositary Warrant or ADW). Considering the results of the purchase of warrants in January 2004, the expiration in December 2004, and the direct expenses related to these transactions, approximately Ps1,010 was paid. This amount was recognized against stockholders' equity within additional paid-in capital. At the end of 2003, CEMEX announced a public offer to purchase in cash up to 90,018,042 warrants in the Mexican Stock Exchange ("MSE"), and warrants represented by ADWs, each ADW representing five warrants, traded on the New York Stock Exchange ("NYSE"). The warrants purchased pursuant to the offer represented approximately 86.73% of the then total outstanding warrants and included approximately 34.9 million warrants owned by or controlled by CEMEX and its subsidiaries.

The warrants and ADWs were originally issued in 1999 by means of a public offer on the MSE and the NYSE, in which 105 million warrants and warrants represented by ADWs were sold. Each ADW represented five warrants. The warrants permitted the holders to benefit from the future increases in the market price of the Company's CPOs above the strike price, which as of December 31, 2003 was approximately U.S.$5.45 per CPO (U.S.$27.23 per ADS). The benefit was settled in CPOs. Until September 2003, the CPOs and ADSs required to cover exercises of warrants were held in equity forward contracts with financial institutions. These forward contracts were settled in October 2003 as a result of a simultaneous secondary equity offering, made by the Company and the banks holding the shares.

In addition, in December 2003, through the payment of approximately U.S.$76 (Ps869), CEMEX exercised the option that it retained and repurchased the assets related to a financial transaction through which, in December 1995, CEMEX transferred assets to a trust, while simultaneously investors contributed U.S.$124, in exchange for notes representing a beneficial interest in the trust. During the life of the transaction and until maturity in 2007, periodic repurchases of the assets underlying in the trust were stipulated. CEMEX maintained an option to reacquire the related assets at different dates. The cost of retaining this option was recognized as interest expense for approximately U.S.$15 (Ps166) in 2003. Until its settlement in December 2003, this transaction was included as part of the minority interest in stockholders' equity.

G)   COMPREHENSIVE NET INCOME

For the years ended December 31 2003, 2004 and 2005, consolidated comprehensive net income is as follows:

                                                                                 2003      2004       2005
                                                                             ---------- --------- ----------
Majority interest net income............................................. Ps      7,201    13,965     22,425

Effects from holding non-monetary assets.................................        (3,498)   (2,759)     5,558
Foreign currency translation results.....................................         5,267     3,117     (5,174)
Capitalized foreign exchange result (note 15D) ..........................        (1,594)      156      1,414
Hedge derivative instruments (notes 12 and 17)...........................           467     2,300      2,894
Deferred IT of the year recorded in stockholders' equity (note 18).......          (219)      685      1,745
Excess of price paid over book value of minority interests...............             -      (958)         -
Settlement of equity instruments.........................................          (666)        -          -
Cumulative initial effects of asset retirement obligations...............           (87)        -          -
Inflation effect on equity(1)............................................           (94)        7          -
                                                                             ---------- --------- ----------
Total comprehensive income items.........................................          (424)    2,548      6,437
                                                                             ---------- --------- ----------
Majority comprehensive net income........................................         6,777    16,513     28,862
Minority interest........................................................           348       224        584
                                                                             ---------- --------- ----------
Comprehensive net income................................................. Ps      7,125    16,737     29,446
                                                                             ========== ========= ==========

(1) Relates to the adjustment resulting from the use of the weighted average inflation index for the restatement of stockholders' equity and the use of the index of inflation in Mexico to restate common stock and additional paid-in capital (note 3B).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


16.  EXECUTIVE STOCK OPTION PROGRAMS

In May 2005, as a result of change of control clauses, the existing executive stock option and share programs in RMC Group p.l.c. as of the acquisition date were liquidated through the payment of approximately (pound)40 million (U.S.$69 or Ps735). This amount was included as part of the purchase price of RMC. Except for the stock option program of the Irish subsidiary mentioned in the last paragraph of the caption below, there are no other stock option programs in subsidiaries of CEMEX that were acquired in 2005.

Equity Programs

From June 1995 through June 2001, CEMEX granted stock options with a fixed exercise price in pesos ("fixed program"), equivalent to the market price of the CPO at the grant date and with a tenure of 10 years. Exercise prices are adjusted for stock dividends. The employees option rights vested up to 25% annually during the first four years after having been granted.

As mentioned in note 3R, in 2005, CEMEX adopted IFRS 2 to account for its stock option programs. According to IFRS 2, the Company's fixed program qualified as equity instruments, and no cost was recognized, considering that all options were fully vested as of the adoption date of IFRS 2. During 2004 and 2005, the new CPOs issued pursuant to exercise of these options generated an additional paid-in capital of approximately Ps64 and Ps18, respectively, and increased the number of shares outstanding.

The information related to options granted under the Company's fixed program, for the years ended December 31, 2004 and 2005, is summarized as follows:

                             Options                        Fixed Program
                                                         ------------------
Options at the beginning of 2004........................         4,689,335
Changes in 2004:
Options exercised.......................................        (1,998,466)
                                                         ------------------
Options at the end of 2004..............................         2,690,869
Changes in 2005:
Options cancelled.......................................        (1,141,345)
Options exercised.......................................          (469,224)
                                                         ------------------
Options at the end of 2005..............................         1,080,300
                                                         ==================
Exercise prices:
Options outstanding at the beginning of 2005 *..........             Ps15.1
Options exercised during the year *.....................             Ps15.0
Options outstanding at the end of 2005 *................            Ps14.5
                                                         ==================

* Weighted average exercise prices per CPO. Prices include the effects of the stock split (note 15A).

Considering the anti-dilution adjustments to options, resulting from the stock split and stock dividends declared by CEMEX, as of December 31, 2005, there are 1,355,587 CPOs underlying the outstanding options under the fixed program.

In addition, as of December 31, 2005, CEMEX's subsidiary in Ireland, Ready Mix, Ltd., acquired on March 1, 2005 as part of the RMC acquisition, has 1,640,000 options outstanding under an executive option plan in the subsidiary's own shares. The average exercise price of these options is approximately 1.35 Euros per option. The market price of the subsidiary's share as of December 31, 2005 was 2.35 Euros.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


Liability Programs

According to IFRS 2, those executive option programs in which the Company, through the exercise of the option, commits to pay the executive the intrinsic value of the options are classified as liability instruments. These programs are valued at their estimated fair value as of the date of the financial statements, recognizing changes in fair value through the income statement. As of December 31, 2004 and 2005, the information of those programs, which do not generate dilution to existing shareholders, is summarized as follows:

                                                         Restricted       Variable      Special program
                    Options                              programs (A)     program (B)          (C)
                                                      ---------------- ---------------- ---------------
Options at the beginning of 2004.....................               -      120,916,763      15,258,520
Changes in 2004:
Options granted......................................     273,582,522       14,554,323       5,485,010
Options exercised....................................    (121,517,922)    (132,393,239)     (1,489,010)
                                                      ---------------- ---------------- ---------------
Options at the end of 2004...........................     152,064,600        3,077,847      19,254,520
Changes in 2005:
Options granted......................................               -                -       1,859,000
Options exercised....................................    (135,254,554)        (592,848)     (4,475,460)
                                                      ---------------- ---------------- ---------------
Options at the end of 2005...........................      16,810,046        2,484,999      16,638,060
                                                      ================ ================ ===============
Exercise prices:
Options outstanding at the beginning of 2005 *.......       U.S.$3.7         U.S.$2.6         U.S.$2.5
Options exercised during the year *..................       U.S.$3.6         U.S.$2.7         U.S.$2.4
Options outstanding at the end of 2005 *.............       U.S.$3.8         U.S.$2.7         U.S.$2.6
                                                      ================ ================ ===============

* Weighted average exercise prices per CPO. Prices include the effects of the stock split (note 15A).

Considering the anti-dilution adjustments to the options, resulting from the stock split and stock dividends declared by CEMEX, as of December 31, 2005, there are 40,599,334 CPOs underlying the outstanding options under the restricted and variable programs.

A)   Restricted Programs

In January 2005, the 1,190,224 options then outstanding as a result of the exchange which occurred in February 2004 and that contained a mandatory exercise condition, were automatically exercised when the CPO market price reached the level of U.S.$3.75.

Likewise, in June 2005, 131,996,243 options that contained a mandatory exercise condition, of which 11,168,873 options were granted in June 2004 and 120,827,370 options were issued in the exchange which occurred in December 2004, were automatically exercised when the CPO market price reached the level of U.S.$4.25. As a result of the mandatory exercises of options occurred during 2005, the Company recognized a cost of approximately U.S.$177 (Ps1,880) in the income statement of the period.

In February 2004, through a voluntary option exchange program, 112,495,811 options from the variable program and 1,625,547 options from other programs were redeemed, and 122,708,146 new options were granted with a remaining tenure of
8.4 years. These options had an initial exercise price of U.S.$2.53 per CPO, which increased annually at a 7% rate, and included a mandatory exercise condition when the CPO price reached U.S.$3.75. The gains obtained by the employees were paid in the form of CPOs, which were acquired at a 20% discount to market. These CPOs were restricted for sale for an approximate period of four years, depending on the exercise date. This program was intended, by limiting the potential for gains, to be an improved hedge through equity forward contracts (note 17). As consideration to the employees resulting from the mandatory exercise condition and the sale restriction, CEMEX paid in 2004 U.S.$0.10 per option, net of taxes.

In addition, in December 2004, through a voluntary early exercise program, 16,580,004 options from the variable program, 120,827,370 options issued in the exchange of February 2004 and 399,848 options from other programs were redeemed, through the payment of the options' intrinsic value, and the issuance of 139,151,236 new options with an initial exercise price of U.S.$3.73 per CPO, which increased annually at a 5.5% rate and had a remaining tenure of 7.5 years, of which, 120,827,370 options included a mandatory exercise condition when the CPO price reached U.S.$4.25, while the remaining 18,323,866 options do not have exercise conditions. The initial exercise price was U.S.$0.25 higher than the CPO market price at the early exercise date. The intrinsic value was paid in the form of CPOs, which were restricted for sale for a period of four years from the exercise date. This early exercise was intended to make a more efficient hedge through equity forward contracts (note 17). The cost of the early exercise of approximately U.S.$61 (Ps653) was recognized in earnings in the year 2004. As consideration to the employees resulting from the initial exercise price being above market, the mandatory exercise condition and the sale restriction, CEMEX paid in 2005 U.S.$0.11 per option, net of taxes.

B)   Variable program

In November 2001, by means of a voluntary exchange program for options granted under the fixed program, CEMEX initiated a stock option program with exercise prices denominated in U.S. dollars increasing a annually at a 7% rate, through the payment of the options' intrinsic value and the issuance of 88,937,805 new options. In the exchanges of February 2004 and December 2004, 129,075,815 options granted under the variable program were exercised.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


C)   Special program

Starting in 2001, a stock option program to purchase CEMEX ADSs was established in the United States. The options granted have a fixed exercise price in dollars and tenure of 10 years. The employees' option rights vest up to 25% annually after having been granted. The options exercises are hedged using ADSs currently owned by subsidiaries, potentially increasing stockholders' equity and the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs (ten CPOs represent one ADS).

D) Number of options by exercise price:

  Fixed program      Special program    Restricted program     Variable program
----------------   -------------------  -------------------   ------------------
301,730 - Ps10.4    2,341,510 - US$2.3  16,810,046 - US$3.8   1,624,896 - US$2.7
 72,893 - Ps12.0    3,476,190 - US$2.7           -              386,703 - US$3.0
150,944 - Ps15.7    4,045,250 - US$1.9           -               67,295 - US$2.4
155,099 - Ps14.2    4,916,110 - US$2.8           -              347,363 - US$2.2
153,189 - Ps17.4    1,859,000 - US$3.8           -               58,742 - US$2.6
246,445 - Ps18.3              -                  -            1,624,896 - US$2.7


As of December 31, 2005, the options from the fixed, special, restricted and variable programs have a remaining average tenure of 2.7 years, 7.5 years, 6.5 years and 6.3 years, respectively. Likewise, the employees' option rights under such programs are vested in 100%, 49.3%, 100% and 85.3%, respectively.

In addition, as of December 31, 2005 there are 5,000 remaining options from voluntary programs sold to executives in April 2002. These options have an exercise price of U.S.$3.05 per CPO and a remaining tenure of approximately 2 years.

E) Options hedging activities

In December 2005, CEMEX negotiated a derivative instrument in its own shares, by means of which, through a prepayment of U.S.$145 (Ps1,540), CEMEX secures the appreciation over 25 million CPOs, sufficient to hedge cash flows from the exercise of options in the short and medium term. As of December 31, 2005, the fair value of this instrument was a gain of approximately U.S.$3 (Ps32) recognized in earnings.

Beginning in 2001 and until September 2005, CEMEX hedged most of its stock option programs through forward contracts in its own stock (note 17A), negotiated to guarantee that shares would be available at prices equivalent to those established in the options, without the necessity of issuing new CPOs into the market; therefore, these programs do not increase the number of shares outstanding and consequently do not result in dilution of the basic earnings per share. The equity forward contracts were fully settled during September 2005 through a secondary public offer (note 17A).

Commencing in 2005, as a result of the adoption of IFRS 2, CEMEX recognizes the cost of its option plans that qualify as liability instruments through the fair value of the options as of the balance sheet date (note 3R). For the year ended December 31, 2005, the income statement includes the cumulative effect from the adoption of IFRS 2, which represented an expense of approximately Ps992 (Ps860 net of IT). Beginning in 2001 and until September 2005, CEMEX recognized the cost of its stock option programs, except for its fixed program, through valuing the intrinsic value of the options as of the balance sheet date.

In addition, during 2005, the Company recognized an expense of approximately U.S.$41 (Ps435), resulting from changes in the fair value of the options after the adoption of IFRS 2 until year-end. Moreover, for the years ended December 31, 2003 and 2004, and during 2005 before the adoption of IFRS 2, the expense arising from the options measured by the intrinsic value was approximately U.S.$45 (Ps519), U.S.$51 (Ps541) and U.S.$116 (Ps1,232), respectively. Likewise, the Company recognized in the income statement the changes in the estimated fair value and the cash flows generated by the settlement of the equity forward contracts designated as hedges for these plans (note 17A), which resulted in a loss of approximately U.S.$28 (Ps321) in 2003, a gain of approximately U.S.$45 (Ps479) in 2004 and a gain of approximately U.S.$422 (Ps4,482) in 2005. The gains or losses resulting from the hedging instruments negotiated in the Company's own stock are recognized in addition to the expense related to the stock option programs.

The fair value of the options was determined through binomial option pricing models. As of December 31, 2005, the most important assumptions used in valuation are the following:

                              Assumptions                            2005
                                                                --------------
Expected dividend..............................................     3.8%
Volatility.....................................................      35%
Interest rate..................................................     4.4%
Weighted average remaining tenure..............................   6.8 years
                                                                ==============

During 2005, CEMEX only granted options under its special program. The other eligible executives received a salary bonus, recognized in operating expense, which was used by the executives to purchase CPOs in the market. These CPOs are held in an employees' trust during a restriction for sale period of approximately 4 years.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


17.  DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2004 and 2005, the Company's derivative financial instruments, other than those related to financial debt (note 12), are summarized as follows:

                                                                    2004                              2005
                                                     ---------------------------------- -------------------------------
                   Millions of dollars                 Notional amount     Fair value    Notional amount   Fair value
                                                     ------------------- -------------- ----------------- -------------
A)   Equity forward contracts.......................        1,157              66                 -              -
B)   Foreign exchange instruments...................        4,898              63             3,200            173
C)   Derivatives related to energy projects.........          168              (6)              159             (4)
                                                     =================== ============== ================= =============

Upon liquidation and at CEMEX's option, the equity forward contracts allowed for physical or net cash settlement of the estimated fair value. In 2005, the fair value effects related to these instruments were recognized in the income statement, while in 2004, such effects were recognized in the income statement or as part of stockholders' equity, according to their characteristics and use. At maturity, if these forward contracts were not settled or replaced, or if the Company defaulted on the agreements established, this might have had an adverse affect on the Company's stock market price or its ability to operate.

A) On October 3, 2005, through a secondary equity offering agreed to by the Company, launched simultaneously on the MSE and the NYSE, financial institutions offered and sold 30,993,340 ADSs (22,943,340 ADSs and 80,500,000 CPOs) held through forward contracts, at a price of approximately U.S.$49.5 per ADS and Ps53.9 per CPO. Of the total sale proceeds of approximately U.S.$1,500 (Ps15,930), net of the offering expenses, the financial institutions kept approximately U.S.$1,300 as payment for the liquidation of the related forward contracts. The ADSs subject to the offer represented the entire amount of shares subject to the forward contracts in the Company's stock as of the offering date. This transaction did not increase the number of shares outstanding. For the year ended December 31, 2005, considering the results of the secondary offer, as well as those of the forward contracts initiated and settled during the year to hedge the exercises of options under the stock option programs, CEMEX recognized in the income statement a gain of approximately U.S.$422 (Ps4,482), which was recognized in addition to the expenses generated by the stock option programs (note 16E).

    As of December 31, 2004, there were forward contracts with different maturities until October 2006, for a notional amount of U.S.$1,112 covering 30,644,267 ADSs, which were designated to hedge the exercise of the options granted under the employee stock option programs. Changes in the estimated fair value of these contracts were recognized in the income statement as a complement of the cost generated by such programs. As of December 31, 2004, the estimated fair value of these contracts was a gain of approximately U.S.$45 (Ps479).

    During 2004, contracts representing 2,509,524 CPOs that were held to meet the Company's requirements of shares under the remaining warrants from the repurchase in 2003 were settled, resulting in a gain of approximately U.S.$3
    (Ps28), recognized in stockholders' equity. In addition, in October 2003, through a secondary equity offering, forward contracts for a notional amount of U.S.$461, covering 24,008,392 ADSs (120,041,960 CPOs) and 33.8 million shares of CEMEX's subsidiary in Spain were settled, resulting a net gain of approximately U.S.$20 (Ps223), which was recognized in stockholders' equity. These contracts were negotiated in 1999 to hedge future exercises under the 105 million warrants program (note 15F). These warrants were subject to a voluntary repurchase offer by CEMEX in December 2003, and the remaining warrants expired in December 2004 (note 15F). From execution of the contracts until their settlement, the Spanish subsidiary's shares underlying the contracts were considered as owned by CEMEX.

    In addition, during 2004, forward contracts covering 23,622,500 CPOs that hedged the purchase of CAH shares through exchange of the Company's CPOs (note 9A) were settled. Through this settlement, a gain of approximately U.S.$15 (Ps155) was recognized in stockholders' equity.

    As of December 31, 2004, there were forward contracts with different maturities until January 2006, for a notional amount of U.S.$45 that covered 1,364,061 ADSs. Until December 31, 2004, these contracts were treated as equity instruments; therefore, changes in their fair value were recognized in stockholders' equity when settled. During 2005, changes in the fair value of these contracts were recognized against the income statement. As of December 31, 2004, the estimated fair value was a gain of approximately U.S.$6 (Ps64).

B) In order to hedge financial risks associated with variations in foreign exchange rates, CEMEX has negotiated foreign exchange forward contracts for notional amounts of U.S.$957 and U.S.$3,137, at December 31, 2004 and 2005, respectively, with different maturities until 2007. These contracts have been designated as hedges of the Company's net investment in foreign subsidiaries. The estimated fair value of these instruments is recorded in stockholders' equity as part of the foreign currency translation effect (note 15D). In addition, as of December 31, 2004, there were foreign exchange options for a notional amount of U.S.$488, which matured in June 2005. For the sale of these options, CEMEX received premiums of approximately U.S.$63 in 2003. The changes in the estimated fair value resulted in losses of U.S.$57 (Ps605) in 2003, U.S.$19 (Ps205) in 2004 and U.S.$6 (Ps60) in 2005, which were recognized in earnings. In addition, as of December 31, 2005 there is a foreign exchange forward contract for a notional amount of U.S.$63, not designated as hedge, whose effects are recognized in earnings.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


    In September 2004, in connection with the commitment to acquire RMC (notes 2 and 9A) that was denominated in sterling pounds, CEMEX entered into a foreign exchange hedge program, oriented to hedge the variability in cash flows associated with exchange fluctuations between the U.S. dollar, the currency in which CEMEX obtained the proceeds, and sterling pounds. For this purpose, the Company negotiated foreign exchange forwards, collars and digital options, for a combined notional amount of U.S.$3,453. These contracts were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed on November 17, 2004, the date on which RMC's shareholders committed to sell their shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximate U.S.$132 (Ps1,411), was recognized in stockholders' equity in 2004 and was reclassified to earnings in 2005 on the purchase date. Changes in the estimated fair value of these contracts from their origination until their designation in 2004 as hedges, were a gain of approximately U.S.$102 (Ps1,094), which was recognized in earnings in 2004.

C) As of December 31, 2004 and 2005, CEMEX had an interest rate swap maturing in May 2017, with a notional amount of U.S.$159 and U.S.$150, respectively, negotiated to exchange floating for fixed interest rates in connection with agreements entered into by CEMEX for the acquisition of electric energy (note 22F). During the life of the swap and based on its notional amount, CEMEX will pay a LIBOR rate and will receive a 7.53% fixed rate until May 2017. In addition, during 2001, the Company sold a floor option with a notional amount of U.S.$168 in 2004 and U.S.$159 in 2005, related to the interest rate swap contract, pursuant to which, until 2017, CEMEX will pay the difference between the 7.53% fixed rate and the LIBOR rate. As of December 31, 2004 and 2005, the combined fair value of the swap and the floor option represented losses of approximately U.S.$6 (Ps67) and U.S.$4
    (Ps44), respectively, recognized in earnings during the respective periods. The nominal amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one contract are proportionally inverse to the changes in the other one.

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

Beginning in 1999, the determination of the consolidated IT for the Mexican companies considers a maximum of 60% of the taxable income or loss of each of the subsidiaries. In addition, the taxable income of those subsidiaries that have tax loss carryforwards generated before 1999 will be considered by the parent company according to its equity ownership. Beginning in 2002, in the determination of consolidated IT, 60% of the taxable result of the controlling entity should be considered, unless it obtains taxable income, in which case 100% should be considered, until the restated balance of the individual tax loss carryforwards before 2001 are amortized. Beginning in 2002, a new IT law became effective in Mexico, establishing that the IT rate were scheduled to be decreased by 1% each year, beginning in 2003, until the rate reached 32% in 2005. Nevertheless, according to reforms approved to such law in November 2004, the tax rate for 2005 will be 30%, 29% for 2006 and 28% starting in 2007. In addition, beginning in 2005, the maximum of 60% for tax consolidation factor was eliminated, except in those situations when the subsidiaries would have generated tax loss carryforwards in the period from 1999 to 2004, or the parent company from the period of 2002 to 2004. In those cases, the 60% factor will prevail in the IT consolidation, until tax loss carryforwards are extinguished in each company.

The IT expense, presented in the income statements, is summarized as follows:

                                                  2003        2004       2005
                                              ---------- ----------- ----------
Current income tax........................ Ps    (1,645)      (1,024)    (2,440)
Deferred IT...............................          518       (1,006)    (1,124)
Effects of inflation (note 3B)............          101           70          -
                                              ---------- ----------- ----------
                                           Ps    (1,026)      (1,960)    (3,564)
                                              ========== =========== ==========

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


For the years ended December 31, 2003, 2004 and 2005, the total consolidated IT includes expenses of Ps1,423, Ps1,207and Ps1,413, respectively, from foreign subsidiaries, and income of Ps397 in 2003, expense of Ps753 in 2004 and expense of Ps2,151 in 2005 from Mexican subsidiaries. In addition, the Company recognized a consolidated tax benefit, excluding deferred taxes, of Ps1,352, Ps1,302 and Ps1,548, in 2003, 2004 and 2005, respectively.

For its operations in Mexico, CEMEX has tax loss carryforwards, which, restated for inflation, can be amortized against taxable income in the succeeding ten years. The tax loss carryforwards at December 31, 2005 are as follows:


               Year in which tax loss occurred           Amount of      Year of
                                                       carryforwards  expiration
                                                      --------------- ----------
2001............................................   Ps            863     2011
2002............................................               4,192     2012
2003............................................                 596     2013
                                                      ---------------
                                                   Ps          5,651
                                                      ===============

The BAT Law in Mexico establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period. The recoverable BAT as of December 31, 2005 is as follows:


              Year in which BAT exceeded IT            Amount of      Year of
                                                     carryforwards  expiration
                                                    --------------  -----------
1997...........................................  Ps            177    2007
2005...........................................                 96    2015
                                                    --------------  -----------
                                                 Ps            273
                                                    ==============

B)   DEFERRED IT AND ESPS (note 3S)

Deferred IT for the period represents the difference in nominal pesos between the initial balance and the year-end balance. As of December 31, 2004 and 2005, the IT effects of the main temporary differences that generate the consolidated deferred IT assets and liabilities are presented below:

                                                                                      2004         2005
                                                                                 ------------- ------------
                      Deferred tax assets and liabilities(1):
Tax loss carryforwards and other tax credits to be amortized................  Ps        12,728       13,788
Accounts payable and accrued expenses.......................................             3,684        3,890
Trade accounts receivable...................................................               104          217
Others......................................................................                 -          589
                                                                                 ------------- ------------
  Total deferred tax assets.................................................            16,516       18,484
Less - Valuation allowance..................................................            (4,127)      (5,665)
                                                                                 ------------- ------------
  Net deferred tax assets...................................................            12,389       12,819

Properties, plant and equipment.............................................           (19,953)     (27,957)
Inventories.................................................................              (150)         (16)
Others......................................................................            (2,489)      (7,068)
                                                                                 ------------- ------------
  Total deferred tax liabilities............................................           (22,592)     (35,041)
                                                                                 ------------- ------------
  Net deferred tax position (liability).....................................           (10,203)     (22,222)
Less - Deferred IT of acquired subsidiaries at the acquisition date.........            (4,614)     (17,386)
                                                                                 ------------- ------------
Total effect of deferred IT in stockholders' equity at end of year..........            (5,589)      (4,836)
Total effect of deferred IT in stockholders' equity at beginning of year....            (5,268)      (5,589)
                                                                                 ------------- ------------
Change in deferred IT for the period........................................  Ps          (321)         753
                                                                                 ============= ============

(1) Bulletin D-4 does not allow the offsetting of deferred IT assets and liabilities relating to different tax jurisdictions.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


For the years ended December 31, 2003, 2004 and 2005, the breakdown of the change in consolidated deferred income tax for the period is as follows:

                                                                         2003      2004       2005
                                                                      --------- ---------- ---------
Deferred IT charged (credited) to the income statement............ Ps      518      (1,006)   (1,124)
Changes in accounting principles..................................           -           -       132
Deferred IT applied directly to stockholders' equity(2)...........        (219)        685     1,745
                                                                      --------- ---------- ---------
Change in deferred IT for the period.............................. Ps      299        (321)      753
                                                                      ========= ========== =========

(2) Bulletin D-4 states that all items whose effects are recorded directly in stockholders' equity should be recognized net of their deferred income tax effects.

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

Temporary differences between net income of the period and taxable income for ESPS generated expense of Ps71 in 2003, expense of Ps203 in 2004 and income of Ps178 in 2005, reflected in the income statement of each period.

C)   EFFECTIVE TAX RATE

The effects of inflation are recognized differently for IT and for accounting purposes. This situation, and other differences between the book and the IT basis, arising from the several income tax rates and laws in each of the countries in which CEMEX operates, give rise to permanent differences between the approximate statutory tax rate and the effective tax rate presented in the consolidated income statement, which for the years ended December 31, 2003, 2004 and 2005 are as follows:

                                                                   2003       2004      2005
                                                                 --------- ---------- ---------
                                                                    %          %           %
Approximated consolidated statutory tax rate....................      34.0       33.0      30.0
Additional deductions and other deductible items................     (15.8)     (21.6)    (10.7)
Expenses and other non-deductible items.........................       1.2        1.9      (1.4)
Non-taxable sale of marketable securities and fixed assets......         -        0.4      (0.3)
Difference between book and tax inflation.......................      (0.3)       1.6       1.2
 Others(3)......................................................      (6.8)      (3.1)     (4.9)
                                                                 --------- ---------- ---------
Effective consolidated tax rate.................................      12.3       12.2      13.9
                                                                 ========= ========== =========

(3) Includes the effects for the different IT rates enacted in the countries where CEMEX operates, and the difference between the 2004 rate in Mexico of 33% and those in effect in 2005 (30%) and 2006 (29%) until reaching a tax rate of 28% in 2007.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


19.  GEOGRAPHIC SEGMENT DATA

The Company operates principally in the construction industry segment through the production and marketing of cement, ready-mix concrete and aggregates.

The following table presents, in accordance with information analyzed for decision-making by management, selected condensed financial information, referring to the main countries or regions in which CEMEX operates, and includes new operations resulting from the acquisition of RMC for the ten-month period ended December 31, 2005.

Selected financial information by geographic segment for the years ended December 31, 2003, 2004 and 2005, is presented below:

                                                                 Net Sales(1)                 Operating Income
                                                        -----------------------------  ------------------------------
                                                          2003      2004      2005       2003       2004      2005
                                                        --------- --------- ---------  --------- ---------- ---------
NORTH AMERICA
Mexico...............................................Ps    30,102    31,196    33,732     11,593     11,707    10,734
United Status(2)......................................     19,836    21,097    43,441      2,344      2,776     7,145
EUROPE
Spain(3)..............................................     13,910    14,741    16,098      3,037      3,582     3,819
United Kingdom........................................      -         -        16,299      -         -            567
Rest of Europe(4).....................................      -         -        28,837      -         -          1,795
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela.............................................      3,652     3,742     4,399      1,218      1,169     1,432
Colombia..............................................      2,530     2,620     2,664      1,052      1,194       362
Rest of Central and South America and the Caribbean(5)      6,794     7,357     7,195      1,202      1,685       685
AFRICA AND MIDDLE EAST
Egypt.................................................      1,542     2,028     2,806        341        613     1,045
Rest of Africa and Middle East(6).....................      -        -          2,981      -         -            100
ASIA
Philippines...........................................      1,536     1,617     2,039       (145)       289       437
Rest of Asia(7).......................................      -        -          1,019      -         -            (18)
Others(8).............................................      9,602    10,587    14,145     (3,977)    (3,232)   (1,694)
                                                        --------- --------- ---------  --------- ---------- ---------
                                                           89,504    94,985   175,655     16,665     19,783    26,409
Eliminations..........................................    (7,459)   (7,923)   (12,946)     -         -          -
                                                        --------- --------- ---------  --------- ---------- ---------
Consolidated.........................................Ps    82,045    87,062   162,709     16,665     19,783    26,409
                                                        ========= ========= =========  ========= ========== =========

                             Depreciation and Amortization(9)                        2003     2004     2005
                             -----------------------------
                                                                                   -------- -------- --------
NORTH AMERICA
Mexico......................................................................... Ps    1,676    1,743    1,654
United States(2)...............................................................       2,051    2,266    3,204
EUROPE
Spain(3).......................................................................       1,395    1,387      759
United Kingdom.................................................................       -        -          986
Rest of Europe(4)..............................................................       -        -        1,771
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela......................................................................         647      568      560
Colombia.......................................................................         846      413      369
Rest of Central and South America and the Caribbean(5).........................         614      585      604
AFRICA AND MIDDLE EAST
Egypt..........................................................................         361      190      202
Rest of Africa and Middle East(6)..............................................       -        -           98
ASIA
Philippines....................................................................         453      374      227
Rest of Asia(7)................................................................       -        -           69
Others(8)......................................................................       1,402    1,633    1,088
                                                                                   -------- -------- --------
Consolidated................................................................... Ps    9,445    9,159   11,591
                                                                                   ======== ======== ========

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


Total assets and investment in fixed assets ("FA") by geographic segment are summarized as follows:

                                                                     Total Assets    Investment in FA (11)
                                                                ---------- --------- ---------- ---------
                                                                   2004       2005      2004       2005
                                                                ---------- --------- ---------- ---------
NORTH AMERICA
Mexico....................................................... Ps    61,741    72,356      1,128     1,098
United States(2).............................................       42,936    72,256      1,174     1,721
EUROPE
Spain(3).....................................................       31,452    27,896        577       704
United Kingdom...............................................       -         49,001     -            577
Rest of Europe(4)............................................       -         48,531     -          1,466
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela....................................................        8,106     9,609        143       241
Colombia.....................................................        8,785     8,728         98        79
Rest of Central and South America and the Caribbean(5).......       13,040    14,031        302     1,264
AFRICA AND MIDDLE EAST
Egypt........................................................        5,796     6,930         89       100
Rest of Africa and Middle East(6)............................       -          2,522     -             73
ASIA
Philippines..................................................        7,692     6,734         25        38
Rest of Asia(7)..............................................        4,035     4,587         33        53
Others(8, 10)................................................       80,120    88,631      1,009     1,044
                                                                ---------- --------- ---------- ---------
                                                                   263,703   411,812      4,578     8,458
Eliminations.................................................      (78,019) (127,584)    -         -
                                                                ---------- --------- ---------- ---------
Consolidated................................................. Ps   185,684   284,228      4,578     8,458
                                                                ========== ========= ========== =========

(1) Net sales between geographic segments are presented in the country or region of origin and cancelled under the caption "eliminations".

(2) In 2005, United States includes the 10-month results of the operations acquired from RMC (note 9A).

(3) In 2005, Spain includes the approximately 10-month results of the operations acquired from RMC (note 9A).

(4) Rest of Europe includes the operations in Germany, France, Republic of Ireland, Czech Republic, Austria, Poland, Croatia, Hungary, Latvia and Denmark, acquired from RMC.

(5) Rest of Central and South America and the Caribbean includes the operations in Costa Rica, Panama, Dominican Republic, Nicaragua, Guatemala and the Caribbean. Likewise, in 2005, this region includes Jamaica and Argentina, acquired from RMC.

(6) Rest of Africa and Middle East includes the operations in United Arab Emirates and Israel, acquired from RMC.

(7) Rest of Asia includes operations in Thailand and Bangladesh. In addition, in 2005, Malaysia, acquired from RMC is included.

(8) Refers to the trade maritime operations, the information solutions company (Neoris, S.A. de C.V.) and other minor subsidiaries.

(9) For the years 2003 and 2004, goodwill amortization reported by holding companies was allocated to the segment that originated such goodwill. Therefore, this information is not directly comparable with the information of the individual entities, which are comprised in each segment. Goodwill amortization was recognized as part of other expenses, net.

(10) Includes, in addition to trade maritime operating assets and other assets, related party balances of the Parent Company of Ps32,354 in 2004 and Ps31,739 in 2005, which are eliminated in consolidation. In addition, other assets in 2004 include Ps8,810 related to the equity interest in RMC (notes 2 and 9A).

(11) Corresponds to investments in fixed assets not considering the effects of inflation. As a result, this balance differs from the amount presented as investing activities in the Statement of Changes in the Financial Position within "Properties, machinery and equipment", which considers the inflation effects in accordance with Bulletin B-10.

As of December 31, 2004 and 2005, of the consolidated financial debt amounting to Ps63,358 and Ps100,653, respectively, approximately 35% in 2004 and 36% in 2005 was in the Parent Company, 14% and 7% in the United States, 15% and 32% in Spain and 36% and 25% in other countries, respectively. Of the 36% and 25% of such financial debt in other countries in 2004 and 2005, respectively, 62% and 29% was in a Dutch subsidiary, guaranteed by the subsidiaries conducting Mexican operations and the Parent. The other 24% in 2004 and 35% in 2005 was in finance companies in the United States, guaranteed by the subsidiaries conducting Spanish operations.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


20.  FOREIGN CURRENCY POSITION

As of December 31, 2005, the main balances denominated in foreign currencies, are as follows:

                    U.S. dollars millions          Mexico    Foreign    Total
                                                 --------- ---------- ---------
Current assets................................          55      4,295     4,350
Noncurrent assets *...........................       2,552     16,252    18,804
                                                 --------- ---------- ---------
  Total assets................................       2,607     20,547    23,154
                                                 --------- ---------- ---------
Current liabilities...........................         419      2,222     2,641
Long-term liabilities.........................       1,919      8,370    10,289
                                                 --------- ---------- ---------
  Total liabilities...........................       2,338     10,592    12,930
                                                 ========= ========== =========

* In the case of Mexico refer to non-monetary assets of foreign origin.

The peso to dollar exchange rate as of December 31, 2003, 2004 and 2005 was Ps11.24, Ps11.14 and Ps10.62 pesos per dollar, respectively. As of January 27, 2006, the exchange rate was Ps10.45 pesos per dollar.

Transactions of the Company's Mexican operations denominated in foreign currencies during 2003, 2004 and 2005 are summarized as follows:

                      U.S. dollars millions        2003      2004        2005
                                                --------- ---------- ---------
Export sales..................................         57         76       124
Import purchases..............................         91         88        85
Financial income..............................          8         13        16
Financial expense.............................        389        338       337
                                                --------- ---------- ---------

21.  EARNINGS PER SHARE

Basic earnings per share are calculated by dividing majority interest net income for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the effects of any transactions carried out by the Company, which have a potentially dilutive effect on the weighted average number of common shares outstanding. The amounts considered for calculations, which in 2003 and 2004 include the effect of the stock split, are summarized as follows:

                                                Basic number    Diluted number
                                                  of shares       of shares
                                               --------------- ----------------
December 31, 2003............................   9,456,402,458     9,674,388,376
December 31, 2004............................   9,987,365,042    10,039,265,534
December 31, 2005............................  10,378,589,918    10,410,888,190
                                               --------------- ----------------

                                                 Majority     Basic    Diluted
                                                net income     EPS       EPS
                                                 --------- ---------- ---------
December 31, 2003............................ Ps    7,201       0.76      0.74
December 31, 2004............................      13,965       1.40      1.39
December 31, 2005............................ Ps   22,425       2.16      2.15
                                                 --------- ---------- ---------

The difference between the basic and diluted average number of shares in 2003, 2004 and 2005 is attributable to the additional shares to be issued under the Company's fixed employee stock option programs (note 16). In addition, beginning in 2003, the Company has included the dilutive effect on the basic number of shares resulting from the equity forward contracts in the Company's own stock, determined under the inverse treasury method.

22.  CONTINGENCIES AND COMMITMENTS

A)   GUARANTEES

As of December 31, 2004 and 2005, CEMEX, S.A. de C.V. had signed as guarantor of loans made to certain subsidiaries for approximately U.S.$1,355 and U.S.$711, respectively. As of December 31, 2004, the Company and certain subsidiaries had guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S.$26.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


B)   TAX ASSESSMENTS

CEMEX and some of its subsidiaries in Mexico have been notified of several tax assessments related to different tax periods, determined by the Mexican tax authorities according to their verification attributions. These tax assessments are for an amount of approximately Ps742 as of December 31, 2005. The tax assessments result primarily from: (i) disallowed restatement of tax loss carryforwards in the same period in which they occurred and (ii) disallowed determination of tax loss carryforwards. The companies involved are using the available defense actions granted by law in order to cancel the tax claims. The appeals are pending resolution.

Pursuant to amendments to the Mexican Income tax Law, which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on income derived from such foreign entities, provided that the income is not derived from entrepreneurial activities in such countries. In those applicable cases, the tax payable by Mexican companies in respect of the 2005 tax year pursuant to these amendments will be due upon filing their annual tax returns in 2006. CEMEX believes these amendments are contrary to Mexican constitutional principles; consequently, on August 8, 2005 the Company filed a motion in the Mexican federal courts challenging the constitutionality of the amendments. In this endeavor, the Company obtained a favorable ruling on December 23, 2005 in the first stage but it is possible that the authority would challenge the ruling.

The Philippine Bureau of Internal Revenue notified the Company's subsidiaries in the Philippines, of tax assessments related to different tax periods for an amount of approximately 3,119 million Philippine pesos (approximately U.S.$59) as of December 31, 2005. Tax assessments result primarily from: (i) disallowed determination certain tax benefits, and (ii) deficiencies in the determination of national taxes. The affected companies have appealed available defense actions granted by law and in some cases, some resources are pending resolution.

C)   ANTI-DUMPING DUTIES

In 1990, the United States Department of Commerce ("DOC") imposed an anti-dumping duty order on imports of gray Portland cement and clinker from Mexico. As a result, since that year and until December 31, 2005, CEMEX has paid anti-dumping duties for cement and clinker exports to the United States at rates that in the most recent years have fluctuated between 37.49% and 80.75% over the transaction amount, and beginning in August 2003, anti-dumping duties had been paid at a fixed rate of approximately U.S.$52.4 per ton, which decreased to U.S.$32.9 per ton starting in December 2004 and to U.S.$26.0 per ton in 2005. Through these years, CEMEX has used all available legal resources to revoke the order from the United States International Trade Commission ("ITC"). During October 2005, the DOC and the ITC started their second sunset review for the collection of anti-dumping duties, held every five years, to determine if the imposed anti-dumping order should continue.

On January 19, 2006, officials from the Mexican and the United States governments informed that they had reached an agreement in principle that will bring to an end the longstanding dispute over Mexican cement exports to the United States. According to the agreement, restrictions imposed by the United States will first be eased during a three-year transition period and completely eliminated in early 2009, allowing cement from Mexico to enter the U.S. without duties or other limits on volumes. During the transition period, 3 million tons of Mexican cement per year will be allowed into the U.S. This amount may be increased in response to market conditions during the second and third year of the transition period, subject to a maximum increase per year of 4.5%. Quota allocations to competitors will be made on a regional basis. The transitional anti-dumping duty will be lowered to U.S.$3.0 per ton from current amount of approximately U.S.$26.0 per ton.

As of December 31, 2005, CEMEX has accrued a liability of U.S.$68, including accrued interest, for the difference between the anti-dumping duties paid on imports and the latest findings of the DOC in its administrative reviews for all periods under review. If implemented as proposed, the changes related to the anti-dumping order cancellation and its effect on the anti-dumping duties paid since the order was imposed, CEMEX will receive approximately U.S.$100 in cash and will also reverse approximately U.S.$65 of the accrued liability. The final resolutions related to this settlement are expected during the second half of 2006.

During 2001, the Ministry of Finance ("MOF") of Taiwan in response of the claim of five Taiwanese cement producers, initiated a formal anti-dumping investigation involving imported gray Portland cement and clinker from the Philippines and South Korea. In July 2002, the MOF gave notice of a cement and clinker import duty, from imports on South Korea and the Philippines, beginning on July 19, 2002. The imposed tariff was 42% on imports from the Company's Philippine subsidiaries.

In September 2002, these entities appealed the anti-dumping duty before the Taipei High Administrative Council ("THAC"). In August 2004, the Company received an adverse response to its requests from the THAC. CEMEX did not appeal this resolution.

On September 13, 2005, Tunwoo Co. Ltd. ("Tunwoo"), the Company's subsidiary in Taiwan, was notified by the Taiwan Fair Trade Commission ("FTC"), of an investigation based on connection to the presumption that Tunwoo, together with other cement companies in Taiwan, were coordinated in activities that violated the regulations of fair competition in that country. Tunwoo received the FTC's decision issued on December 21, 2005 to impose a penalty order varying from 5 to 18 million Taiwanese dollars fine against 21 cement companies in Taiwan. Tunwoo was imposed with a fine of 18 million Taiwanese dollars. The company has two months to appeal such resolution.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


D)   LEASES

CEMEX has entered into various operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Future minimum rental payments due under such leases are as follows:

                          Year ending December 31,               U.S. dollars
                                                                  millions
--------------------------------------------------------------- --------------
2006........................................................... U.S.$ 178
2007...........................................................       149
2008...........................................................       102
2009...........................................................        71
2010...........................................................        42
2011...........................................................        23
2012 and thereafter............................................        69
                                                               --------------
                                                                U.S.$ 634
                                                               ==============

Rental expense for the years ended December 31, 2003, 2004 and 2005 was approximately U.S.$56 (Ps641), U.S.$114 (Ps1,218) and U.S.$152 (Ps1,614),
respectively. The estimated future minimum payments of U.S.$634 at December 31, 2005, include U.S.$109 of operating leases assumed through the purchase of RMC.

E)   PLEDGED ASSETS

As of December 31, 2004 and 2005, there are liabilities amounting to U.S.$2 and U.S.$100, respectively, secured by properties, machinery and equipment.

F)   COMMITMENTS

As of December 31, 2004 and 2005, the Company had commitments for the purchase of raw materials for an approximate amount of U.S.$172 and U.S.$169, respectively.

During 1999, CEMEX entered into agreements with an international partnership, which built and currently operates an electrical energy generating plant in Mexico. According to the agreements, CEMEX will purchase, starting from the beginning of operations of the plant, all the energy generated for a term of not less than 20 years. The electrical energy generating plant started operations on April 29, 2004. In addition, as part of the agreements, CEMEX has committed to supply the electrical energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered into by the Company with Petroleos Mexicanos. The Company is not required to make any capital investment in the project. By means of this transaction, at December 31, 2005, the energy generated by the plant has supplied electricity to 10 cement plants of CEMEX in Mexico, covering 73% of their needs and decreasing electricity costs by 28%.

G)   OTHER CONTINGENCIES

On August 5, 2005, Cartel Damages Claims, S.A. ("CDC"), filed a lawsuit in the District Court in Dusseldorf, Germany against CEMEX Deutschland AG, the subsidiary of the Company in Germany, and other German cement companies. By means of this lawsuit, CDC is seeking 102 million euros (approximately U.S.$121) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany's Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. At this preliminary stage in the proceedings, it is not possible to assess the likelihood of an adverse result in this lawsuit for CEMEX or the potential damages. However, at December 31, 2005, CEMEX has accrued a provision of approximately Ps428 (euros 34 million) in connection with this legal proceeding representing CEMEX's best estimate of the possible future cash outflows.

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with certain employees and former employees of Asociacion Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix producers in Colombia, and the company in charge of building the mass public transportation system of Bogota, Colombia, for the premature distress of the roads built for such transportation system using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the ASOCRETO defendants modified the initial specifications of the transportation system to include certain construction materials supplied by CEMEX Colombia, and that as a result of these changes in the specifications, the base material supplied for the road construction failed to meet certain technical quality standards.

The plaintiffs seek the repair of the roads and estimate that the cost of such repair will be approximately U.S.$45. CEMEX Colombia is vigorously contesting this lawsuit. At this preliminary stage in the proceedings, it is not possible to assess the likelihood of an adverse result in this lawsuit, or the potential damages that could be borne by CEMEX Colombia. Typically, proceedings of this nature continue for several years before final resolution.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


As of December 31, 2005, CEMEX Inc., the Company's subsidiary in the United States, has accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately Ps276 (U.S.$26). The environmental matters relate to: a) in the past, in accordance with industry practices, disposing of various materials, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by the Company, including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings remain in the preliminary stage, and a final resolution might take several years. For purposes of recording any provision, the subsidiary considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, the subsidiary does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured. In addition, at December 31, 2005, CEMEX recorded a provision of approximately Ps244 (U.S.$23) representing the potential future cash outflows, in connection with other environmental matters in the U.S. assumed through the acquisition of RMC during 2005.

During 2001, a subsidiary of the Company in Colombia received a civil liability suit from 42 transporters, alleging that this subsidiary is responsible for alleged damages caused by the alleged breach of provision of raw materials contracts. The plaintiffs have asked for relief in an amount in Colombian pesos equivalent, as of December 31, 2005, to approximately U.S.$57. As of December 31, 2005, the evidentiary stage has been closed, the final arguments have been presented and the final decision is pending.

In addition, during 1999, several companies filed a lawsuit against two subsidiaries of the Company in Colombia, alleging that the Ibague plants were causing damage to their lands due to the pollution they generate. In January 2004, CEMEX Colombia, S.A. was notified that the court's decision was that plaintiffs should be paid in the amount in Colombian pesos equivalent, as of December 31 2005, to approximately U.S.$8. The Company's subsidiary sought leave to appeal the resolution, which was accepted, and the case was sent to the Superior Court of Ibague. The claim is under review in the Court of Appeals. Typically, this process will continue for several years before its final resolution.

23.  ALLOCATION OF THE PURCHASE PRICE OF RMC AND PRO FORMA FINANCIAL INFORMATION

A)   ALLOCATION OF THE PURCHASE PRICE

As of December 31, 2005, the Company is in the final stage of allocating the price paid in the purchase of RMC of Ps44,787 (U.S.$4,217) to the fair values of the assets acquired and the liabilities assumed. The price paid for RMC's shares was adjusted to include: (i) direct acquisition expenses, and (ii) the proceeds received from the sale of some RMC's assets (note 9A).

CEMEX considers that the unassigned portion of the purchase price that was recognized as goodwill as of December 31, 2005, is representative of the final amount that will result when the allocation process finishes at the end of the first quarter of 2006. The Company has substantially finished with the valuation of the assets acquired and the liabilities assumed and, recognizing that some other issues may arise, the only pending issue is to conclude whether any portion of goodwill should be further allocated to other intangible assets, others than brands and trade names.

The allocation of the purchase price of RMC to the fair value of the assets acquired and liabilities assumed is presented below:

As of March 1, 2005                                                      RMC
                                                                       ---------
Current assets..................................................... Ps    21,915
Investments and other noncurrent assets............................        2,536
Properties, machinery and equipment................................       70,317
Other assets A ....................................................          979
Intangible assets B ...............................................        1,850
Goodwill...........................................................       12,411
                                                                       ---------
Total assets acquired..............................................      110,008
                                                                       ---------
Current liabilities C..............................................       28,556
Long-term debt C...................................................       13,173
Remediation liabilities............................................        4,005
Pensions and other postretirement benefits.........................        5,561
Deferred IT liability..............................................       13,186
Other long-term liabilities .......................................          740
                                                                       ---------
Total liabilities assumed..........................................       65,221
                                                                       ---------
Total net assets .................................................. Ps    44,787
                                                                       =========

A  Includes Ps718 of deferred tax assets.

B Identified intangible assets refer mainly to trade names and brands, which have been assigned with an average useful life of approximately 5 years.

C Current liabilities include Ps11,983 of short-term financial debt, while long-term debt includes Ps11,903 of financial debt.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


B)   PRO FORMA FINANCIAL INFORMATION

The following condensed pro forma income statements for the twelve-month periods ended December 31, 2004 and 2005, gives effect to the RMC acquisition as if it had occurred on January 1, 2004.

The pro forma adjustments consider the fair values of the net assets acquired, under certain assumptions that CEMEX considers are reasonable.

                   Year ended December 31, 2004                          CEMEX         RMC      Adjustments  CEMEX pro
                                                                          (1)          (2)         (3)         forma
                                                                     ------------ ------------ ------------ -----------
Sales..........................................................   Ps      87,062       82,162            -     169,224
Operating income...............................................           19,783        2,510         (761)     21,532
Comprehensive financing result.................................            1,424         (971)       3,851       4,304
Other expenses, net............................................           (5,169)      (5,237)        (836)    (11,242)
Income taxes...................................................           (2,277)        (630)        (377)     (3,284)
Equity in income of affiliates.................................              428          504            -         932
                                                                     ------------ ------------ ------------ -----------
Consolidated net income........................................           14,189       (3,824)       1,877      12,242
Minority interest..............................................              224          228            -         452
                                                                     ------------ ------------ ------------ -----------
Majority net income............................................   Ps      13,965       (4,052)       1,877      11,790
                                                                     ============ ============ ============ ===========
Basic EPS .....................................................   Ps       1.40                                  1.18
                                                                     ------------                           -----------
Diluted EPS ...................................................            1.39                                  1.17
                                                                     ============                           ===========

                   Year ended December 31, 2005                          CEMEX         RMC      Adjustments   CEMEX pro
                                                                           1            2            3         forma
                                                                     ------------ ------------ ------------ -----------
Sales..........................................................   Ps     162,709        10,085            -     172,794
Operating income...............................................           26,409          (293)        (115)     26,001
Comprehensive financing result.................................            2,600          (107)      (1,790)        703
Other expenses, net............................................           (3,372)            2          (38)    (3,408)
Income taxes...................................................           (3,555)          (46)         265     (3,336)
Equity in income of affiliates.................................              928            10            -        938
                                                                     ------------ ------------ ------------ -----------
Consolidated net income........................................           23,010          (434)      (1,678)     20,898
Minority interest..............................................              585            13            -         598
                                                                     ------------ ------------ ------------ -----------
Majority net income............................................   Ps      22,425          (447)      (1,678)     20,300
                                                                     ============ ============ ============ ===========
Basic EPS .....................................................   Ps       2.16                                    1.96
                                                                     ------------                           -----------
Diluted EPS ...................................................            2.15                                    1.95
                                                                     ============                           ===========

(1) Information derived from the consolidated income statements for the years 2004 and 2005, as reported. In 2005, includes RMC's operating results for the ten-month period ended December 31, 2005.

(2) In 2005, the information relates to the two-month period (unaudited) ended February 28, prepared under International Financial Reporting Standards ("IFRS"). In 2004, the information was obtained from the audited consolidated financial statements, prepared under generally accepted accounting principles in the United Kingdom ("UK GAAP"), and include reclassifications to conform RMC amounts to CEMEX's presentation. RMC's information was translated into pesos at the exchange rates of Ps18.27 and Ps21.30, effective as of December 31, 2004 and February 28, 2005, respectively, per (pound)1 United Kingdom sterling pound, and was restated to constant pesos as of December 31, 2005.

(3) The pro forma adjustments for the two-month period of RMC in 2005 and the twelve-month period of RMC in 2004 include adjustments related to the allocation of RMC's purchase price. Likewise, the 2004 pro forma adjustments include adjustments resulting from the relevant differences identified between UK GAAP and Mexican GAAP. The main adjustments as of December 31, 2004 and February 28, 2005, consist of:

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


                        Items                               2004       2005
                                                        ----------- -----------
Complementary depreciation expense................. Ps         (761)       (115)
Financial expense D ...............................          (1,114)       (168)
Valuation of derivative instruments................           1,475      (1,314)
Foreign exchange fluctuations D....................           1,290        (351)
Monetary position result...........................           2,200          42
Intangible assets amortization.....................            (246)        (37)
Goodwill amortization..............................            (590)     -
Deferred income tax................................            (377)        265
                                                        ----------- -----------
                                                    Ps        1,877      (1,678)
                                                        =========== ===========

D Determined on the basis of the U.S.$3,326 in 2004 and U.S.$3,311 in 2005 of average debt assumed for the purchase, using the interest rates of 2.4% in 2004 and 2.8% in 2005.


Pro forma financial information is not an indication of the consolidated results of operations that CEMEX would have reported had the RMC acquisition been completed as of January 1, 2004, nor should such information be taken as representative of the Company's future consolidated results.

24.  NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

Until May 2004, the Accounting Principles Commission ("CPC") of the Mexican Institute of Public Accountants was the accounting standards setter in Mexico. Beginning in June 2004, this function was transferred to the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera ("CINIF"). The CINIF is a private organization whose objectives are to develop Financial Reporting Standards ("FRS") in Mexico that would be useful for financial information issuers and users, as well as to accomplish the possible convergence with IFRS, issued by the International Accounting Standards Board.

Through December 2005, the CINIF issued eight series A FRS and one series B FRS. Effective January 1, 2006, standards in Mexico include the FRS issued by the CINIF, as well as the Bulletins issued by the CPC that have not been modified, superseded or revoked by a new FRS.

The main changes, included in the FRS issued, are the following:

a) Elimination of special and extraordinary items, classifying captions in the income statements as ordinary and non-ordinary.

b)   Retroactive recognition of the effects of changes in accounting principles.

c) Disclosure of the authorized date for the issuance of the financial statements, as well as the officer or entity that authorized their issuance.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


25.  DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes (i) a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos for the years ended December 31, 2003 and 2004, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by Bulletin B-10 (integrated document) and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, and their effect on consolidated net income and earnings per share, are presented below:

                                                                                       Years ended December 31,
                                                                                ---------------------------------------
                                                                                    2003         2004         2005
                                                                                ---------------------------------------
    Net income reported under Mexican GAAP................................... Ps     7,201       13,965       22,425

    Inflation adjustment (*).................................................          471        1,034         -
                                                                                ---------------------------------------
    Net income reported under Mexican GAAP after inflation adjustment........        7,672       14,999       22,425
    U.S. GAAP adjustments:
1.  Amortization of goodwill (note 25(a))....................................        2,113          910         -
2.  Deferred income taxes (note 25(b)).......................................          (67)         394         (200)
3.  Deferred employees' statutory profit sharing (note 25(b))................           97          (58)         149
4.  Other employee benefits (note 25(c)).....................................           94           28         (794)
5.  Capitalized interest (note 25(d))........................................          (50)          10            4
6.  Minority interest (note 25(e)):
    a) Financing transactions................................................         (190)       -             -
    b) Effect of U.S. GAAP adjustments.......................................          (26)         (32)           9
7.  Hedge accounting (note 25(l))............................................         (897)         190        1,075
8.  Depreciation (note 25(f))................................................           53           20           18
9.  Accruals for contingencies (note 25(g))..................................         (118)         (33)        -
10. Equity in net income of affiliated companies (note 25(h))................          (11)          (8)           4
11. Inflation adjustment of fixed assets (note 25(i))........................         (284)        (247)        (306)
12. Temporary equity from forward contracts (note 25(j)).....................          804        -             -
13. Derivative instruments (note 25(l))......................................        -            1,515       (1,471)
     quity forward contracts in CEMEX's stock (note 25(m))...................
14. E                                                                                  451          444         -
15. Employee stock option programs (note 25 (r)).............................        -            -              860
16. Other adjustments - Computer software development (note 25(k))...........         (377)         (29)        -
17. Other adjustments - Deferred charges (note 25(k))........................           98           93          167
18. Other adjustments - Monetary position result (note 25(k))................          317          309          175
                                                                                ---------------------------------------
    U.S. GAAP adjustments before cumulative effect of accounting change......        2,007        3,506         (310)
                                                                                ---------------------------------------
    Net income under U.S. GAAP before cumulative effect of accounting change.        9,679       18,505       22,115

    Cumulative effect of accounting change (notes 25(k) and 25(m))...........         (695)         -           -
                                                                                ---------------------------------------
    Net income under U.S. GAAP after cumulative effect of accounting change.. Ps     8,984       18,505       22,115
                                                                                =======================================

Basic EPS under U.S. GAAP before cumulative effect of accounting change...... Ps      1.02         1.85         2.13
Diluted EPS under U.S. GAAP before cumulative effect of accounting change....         1.00         1.84         2.12
                                                                                =======================================

Basic EPS under U.S. GAAP after cumulative effect of accounting change....... Ps      0.95         1.85         2.13
Diluted EPS under U.S. GAAP after cumulative effect of accounting change.....         0.93         1.84         2.12
                                                                                =======================================

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


At December 31, 2004 and 2005, the other principal differences between Mexican GAAP and U.S. GAAP, and their effect on consolidated stockholders' equity, with an explanation of the adjustments, are presented below:

                                                                                                  At December 31,
                                                                                             --------------------------
                                                                                                 2004         2005
                                                                                             ------------- ------------
    Total stockholders' equity reported under Mexican GAAP..............................  Ps      87,812     109,957
    Inflation adjustment (*)............................................................           6,501       -
                                                                                             ------------- ------------
    Total stockholders' equity reported under Mexican GAAP after inflation adjustment...          94,313     109,957
    U.S. GAAP adjustments:
1.  Goodwill, net (note 25(a))..........................................................           5,790       4,767
2.  Deferred income taxes (note 25(b))..................................................           1,020         569
3.  Deferred employees' statutory profit sharing (note 25(b))...........................         (3,151)      (2,907)
4.  Other employee benefits (note 25(c))................................................           (153)        (348)
5.  Capitalized interest (note 25(d))...................................................           (521)          54
6.  Minority interest--U.S. GAAP presentation (note 25(e))...............................         (4,672)      (5,729)
7.  Depreciation (note 25(f))...........................................................            (81)         (60)
8.  Investment in net assets of affiliated companies (note 25(h)).......................           (275)        (237)
9.  Inflation adjustment for machinery and equipment (note 25(i)).......................           3,305       4,548
10. Derivative instruments and equity forward contracts in CEMEX's stock (notes 25(l)
    and 25(m))..........................................................................             246        -
11. Employee stock option programs (note 25 (r))........................................          -              992
12. Other adjustments - Deferred charges (note 25(k))...................................           (409)        (225)
                                                                                             ------------- ------------
    U.S. GAAP adjustments...............................................................           1,099       1,424
                                                                                             ------------- ------------
    Stockholders' equity under U.S. GAAP................................................  Ps      95,412     111,381
                                                                                             ============= ============

(*) Adjustment that reverses the restatement of prior periods into constant pesos as of December 31, 2005, using the CEMEX weighted average inflation factor (note 3B), and restates such prior periods into constant pesos as of December 31, 2005 using the Mexican-only inflation factor, in order to comply with current requirements of Regulation S-X. The Mexican and U.S. GAAP prior periods amounts, included throughout note 25, were restated using the Mexican inflation index, with the exception of those amounts of prior periods that are also disclosed in notes 1 to 24, which were not restated in note 25 using the Mexican inflation in order to have more straightforward cross-references between note 25 and the Mexican GAAP notes.

The reconciling item cumulative effect of accounting change in the reconciliation of net income to U.S. GAAP for the year ended December 31, 2003, relates to the adoption of SFAS 143 Accounting for Asset Retirement Obligations ("SFAS 143") and SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150") (notes 25(k) and 25(m)). The term "SFAS" as used herein refers to U.S. Statements of Financial Accounting Standards.

(a)  Goodwill, acquisitions and other agreements

Goodwill

Goodwill represents the difference between the purchase price and the estimated fair value of the acquired entity at the acquisition date. Goodwill recognized under Mexican GAAP has been adjusted for U.S. GAAP purposes for (i) the effect on goodwill from the U.S. GAAP adjustments as of the acquisition dates; (ii) beginning January 1, 2002, SFAS 142, Goodwill and Other Intangible Assets, ("SFAS 142"), eliminated the amortization of goodwill under U.S. GAAP (note 25(s)) while under Mexican GAAP goodwill was amortized until December 31, 2004; and (iii) the difference between goodwill amounts under U.S. GAAP, under which are carried in the reporting unit's functional currency, are restated by the inflation factor of the reporting unit's country, and are translated into Mexican pesos at the exchange rates prevailing at the reporting date; as compared to goodwill under Mexican GAAP, under which amounts are carried in the functional currencies of the holding companies, translated into pesos and then restated using the Mexican inflation index.

For the years ended December 31, 2003, and 2004, amortization of goodwill was recorded within other expenses under Mexican GAAP. Starting January 1, 2005, Mexican GAAP ceased amortization of goodwill (note 3D). According to SFAS 142 goodwill is not amortized and is subject to impairment testing at least once a year. As a result, goodwill amortization recorded under Mexican GAAP for the years ended December 31, 2003 and 2004 is adjusted for purposes of the reconciliation of net income and stockholders' equity to U.S. GAAP.

CEMEX assesses goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment (note 25(s)). If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured using estimated discounted future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


During 2004, CEMEX acquired CAH shares held by minority shareholders through the exchange for CEMEX's CPOs (note 9A), resulting in an excess in the fair value of the assets delivered over the fair value of the assets received of approximately Ps960. Under Mexican GAAP, this excess was recognized as an adjustment to stockholders' equity. Under U.S. GAAP, this amount was reclassified and charged to earnings in the reconciliation of net income by considering that estimations of future cash flows did not support recognition of this amount as goodwill. This reclassification had no effect in the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2004.

Acquisitions

In addition, related to the purchase accounting exercise of RMC, the Company concluded, in respect to the identification and valuation of intangibles assets, other than goodwill, that there were no additional intangible assets which required separate recognition in addition to trademarks and commercial names, which were valued at December 31, 2005 under Mexican GAAP, as discussed in note 23A.

Other agreements

In connection with the ventures entered into with Ready Mix USA on July 1, 2005 (note 9A), pursuant to the relevant agreements, two limited liability companies were formed, CEMEX Southeast, LLC and Ready Mix USA, LLC. CEMEX's contributions to CEMEX Southeast, LLC, the entity that owns the cement related assets, represented approximately 98% of the contributed capital, while Ready Mix USA's contributions represented approximately 2% of the contributed capital. CEMEX's contributions to Ready Mix USA, LLC, the entity that owns the ready-mix related assets, represented approximately 9% of the contributed capital, while Ready Mix USA's contributions represented approximately 91% of the contributed capital. CEMEX owns a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and CEMEX owns a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC.

(b) Deferred Income Taxes ("IT") and Employees' Statutory Profit Sharing
("ESPS")

For U.S. GAAP purposes, CEMEX accounts for income taxes according to SFAS 109, Accounting for Income Taxes ("SFAS 109"), which requires the asset and liability method of accounting for deferred income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences", which result from applying the enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, considering tax loss carryforwards. The deferred income tax charged or credited to earnings is determined by the difference between the beginning and the year-end balance of the deferred tax assets or liabilities, and is recognized in nominal pesos. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities under U.S. GAAP at December 31, 2004 and 2005 are presented below:

                                                                                                  2004         2005
                                                                                               ------------ -----------
Deferred tax assets:
   Net operating loss and assets tax carryforwards........................................  Ps     13,670       13,788
   Trade accounts receivable..............................................................            112          217
   Accounts payable and accrued expenses..................................................          3,957        3,890
   Other..................................................................................            675          806
                                                                                               ------------ -----------
   Total gross deferred tax assets........................................................         18,414       18,701
   Less valuation allowance...............................................................          4,432        5,665
                                                                                               ------------ -----------
     Total deferred tax assets under U.S. GAAP............................................         13,982       13,036
                                                                                               ------------ -----------
Deferred tax liabilities:
   Property, plant and equipment..........................................................         23,125       29,804
   Investments in securities and related parties transactions.............................          2,477        4,917
   Advanced payments......................................................................            191          396
   Inventories............................................................................            161           16
   Other..................................................................................            212        1,738
                                                                                               ------------ -----------
     Total deferred tax liability under U.S. GAAP.........................................         26,166       36,871
                                                                                               ------------ -----------
   Net deferred tax liability under U.S. GAAP.............................................         12,184       23,835
   Less--U.S. GAAP deferred IT liability of acquired subsidiaries at date of acquisition...          7,201       19,568
                                                                                               ------------ -----------
   Net deferred IT effect in stockholders' equity under U.S. GAAP.........................          4,983        4,267
   Less-- Deferred IT effect in stockholders' equity under Mexican GAAP (note 18B).........          5,589        4,836
                                                                                               ------------ -----------
   Income in reconciliation of stockholders' equity to U.S. GAAP..........................            606          569
   Inflation adjustment (note 3B).........................................................            414       -
                                                                                               ------------ -----------
   Net income in reconciliation of stockholders' equity to U.S. GAAP......................  Ps      1,020          569
                                                                                               ============ ===========

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


Management considers that there is existing evidence that, in the future, CEMEX will generate sufficient taxable income to realize the tax benefits associated with the deferred tax assets, and the tax loss carryforwards that are expected to be utilized prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the deferred tax assets' valuation allowance would be increased by a charge to income.

CEMEX records a valuation allowance for the estimated amount of the deferred tax assets, which may not be realized due to the expiration of tax loss carryforwards. Through its continual evaluation of the effects of tax strategies, among other economic factors, during 2004 and 2005 CEMEX increased the valuation allowance by approximately Ps 443 and Ps1,233, respectively.

Under Mexican GAAP, CEMEX determines deferred income tax in a manner similar to U.S. GAAP (notes 3S and 18B). Nonetheless, there are specific differences as compared to the calculation under SFAS 109, resulting in adjustments in the reconciliation to U.S. GAAP. These differences arise from: (i) the recognition of the accumulated initial effect of the asset and liability method under Mexican GAAP, which was recorded directly to stockholders' equity and therefore, did not consider the provisions of APB Opinion 16 for the deferred tax consequences in business combinations made before January 1, 2000; and (ii) the effects of deferred tax on the reconciling items between Mexican and U.S. GAAP. For Mexican GAAP presentation purposes, deferred tax assets and liabilities are long-term items.

CEMEX has recorded a deferred tax liability for U.S. GAAP purposes, related to ESPS in Mexico, under the asset and liability method at the statutory rate of 10%. The principal effects of temporary differences that give rise to significant portions of the deferred ESPS liabilities at December 31, 2004 and 2005 are presented below:

                                                     2004            2005
                                                 -------------   -------------
Deferred assets:

   Employee benefits..........................  Ps      19             225
   Trade accounts receivable..................          25              20
   Other......................................          72              85
                                                 -------------   -------------
Gross deferred assets under U.S. GAAP.........         116             330
                                                 -------------   -------------
Deferred liabilities:
   Property, plant and equipment..............       3,060           2,965
   Inventories................................           1            -
   Other......................................         206             272
                                                 -------------   -------------
Gross deferred liabilities under U.S. GAAP....       3,267           3,237
                                                 -------------   -------------
Net deferred liabilities under U.S. GAAP......  Ps   3,151           2,907
                                                 =============   =============

In the condensed financial information presented under U.S. GAAP in note 25(o), ESPS effect, both current and deferred, is included in the determination of operating income. For Mexican GAAP presentation, ESPS effect, both current and deferred, is considered as a separate line item equivalent to income tax.

Under Mexican GAAP, CEMEX recognizes deferred ESPS for those temporary differences arising from the reconciliation of net income of the period and the taxable income for ESPS. In the reconciliation of net income to U.S. GAAP, deferred ESPS expense of Ps71 in 2003, expense of Ps203 in 2004 and income of Ps178 in 2005, determined under Mexican GAAP, were reversed.

(c)  Other Employee Benefits

Paid absences (Vacations)

Beginning in 2003, CEMEX recognizes vacation expense under Mexican GAAP during the period the employees earn it, consistently with SFAS 43, Accounting for Compensated Absences. For the year ended December 31, 2002, in some business units of CEMEX, vacation expense was recorded for purposes of Mexican GAAP when taken rather than during the period the employees earn it; therefore, a reconciling item was determined for U.S. GAAP purposes representing expense of approximately Ps1 in 2003. The amount of expense recognized during 2003 under U.S. GAAP represents the difference between the estimated accrual made under U.S. GAAP through December 31, 2002 and the accumulated initial effect from the accounting change under Mexican GAAP, which was recognized as of January 1, 2003 directly to stockholders' equity.

Severance

Under U.S. GAAP, post-employment benefits for former or inactive employees, including severance payments which are not part of a specific event of restructuring, are accrued over an employee's service life. Until December 31, 2004 under Mexican GAAP, severance payments, which were not part of a business restructuring or a substitution for pension benefits, were recognized in earnings in the period in which they were paid. Beginning January 1, 2005, according to newly issued Mexican GAAP, severance payments should also be accrued over the employee's service life according to actuarial computations, in a manner similar to U.S. GAAP (note 14).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


For the years ended December 31, 2003, 2004 and 2005, severance provisions recorded for U.S. GAAP purposes resulted in income of Ps94, income of Ps28 and expense of Ps101, respectively, with an accrual of Ps153 and Ps295 at December 31, 2004 and 2005, respectively. At December 31, 2005, the provision for severance payments under U.S. GAAP amounted to approximately Ps295, approximately Ps250 higher that the provision accrued under Mexican GAAP. The difference between the provision under U.S. GAAP and Mexican GAAP represents the cumulative initial effect from the accounting change under Mexican GAAP, which was recognized as of January 1, 2005 as part of the unrecognized net transition obligation (note 14), net of the amortization expense recorded under Mexican GAAP during 2005 related to such transition obligation.

Additionally, in connection with the purchase of RMC, as of December 31, 2005, for purposes of the financial statements under Mexican GAAP, CEMEX recorded restructuring costs, mainly integrated by severance payments, for approximately Ps595 against goodwill. For purposes of the reconciliation to U.S. GAAP, such restructuring costs have deemed not to comply with the rules of SFAS 141, "Business Combinations" for recognition as part of the purchase price of RMC. As a result, such restructuring costs under Mexican GAAP for approximately Ps595 (Ps422 after tax) were charged to earnings in the reconciliation of net income to U.S. GAAP and removed from goodwill in the condensed financial information under U.S. GAAP (note 25(o)).

Pension and other benefits

In connection with the change from defined benefit scheme to defined contribution scheme for a portion of CEMEX's employees in Mexico effective January 10, 2006 (note 14), considering that such change was a material event which occurred before the issuance of the financial statements, under Mexican GAAP, CEMEX recognized at December 31, 2005, a nonrecurring net expense of approximately Ps976 related to: 1) an event of settlement of obligations, which represented an income of approximately Ps98; and 2) an event of curtailment, which represented an expense of approximately Ps1,074. The results from the change in the pension plans were determined using a methodology consistent with the rules set forth by SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". For purposes of the reconciliation of net income to U.S. GAAP, according to the provisions of SFAS 88, settlement events should be recognized in the year in which the settlement occurred. As a result, in the reconciliation of net income to U.S. GAAP, the settlement income of approximately Ps98 (Ps74 after tax) recognized under Mexican GAAP was canceled against the provision of pensions and other postretirement benefits under U.S. GAAP.

CEMEX accounts for employee pension benefits based on the net present value of the obligations determined by independent actuaries (notes 3J and 14), in a manner similar to SFAS 87, Employers' Accounting for Pensions, under U.S. GAAP; therefore, no reconciling item is necessary. The information of pensions and other postretirement benefits, presented in note 14, include the obligations for these items in all Mexican and foreign subsidiaries.

At December 31, 2004 and 2005, CEMEX has established self-insured health care benefits plans in several of its operations. These plans, which are administered on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations, contain stop-loss limits per employee. In certain countries, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g. an automobile accident, illness, etc.) ranging from U.S.$23 thousand to U.S.$140 thousand; while in other countries, CEMEX has established stop-loss limits per employee regardless the number of events ranging from U.S.$300 thousand to U.S.$1. In theory, there is a risk that all employees qualifying for health care benefits may require medical services simultaneously; in that case, the contingency for CEMEX would be significantly larger. However, this scenario while possible is not probable. The amount expensed for the year ended December 31, 2005 through self-insured health care benefits granted to our employees was approximately Ps531 (US$50). CEMEX also provides life insurance benefits to its active and retired employees. Generally, life insurance benefits for retired employees are reduced over a number of years from the date of retirement to a minimum level.

(d)  Capitalized Interest

Under Mexican GAAP, CEMEX capitalizes interest related to debt incurred to finance construction projects, which is comprehensively measured in order to include the following effects: (i) the interest cost, plus (ii) any foreign currency fluctuations, and less (iii) the related monetary position result. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets. The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP derived from borrowings denominated in foreign currency. For the years ended December 31, 2004 and 2005, capitalized interest amounts were immaterial.

(e)  Minority Interest

Financing Transactions

For U.S. GAAP presentation purposes (note 25(o)), related to the preferred stock described in note 15E and as a result of the adoption of SFAS 150 during 2003, preferred dividends declared in 2003 for approximately U.S.$13 (Ps147) were classified as interest expense under U.S. GAAP.

For U.S. GAAP presentation purposes (note 25(o)), in respect to the capital securities described in note 15E and as a result of the adoption of SFAS 150 during 2003, capital securities dividends declared in 2003 for approximately U.S.$6 (Ps75) were classified as interest expense. During 2004, as a result of newly issued Mexican GAAP, this transaction was treated as financial debt until its termination; consequently, dividends declared in 2004 were recorded as interest expense under both Mexican and U.S. GAAP.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


U.S. GAAP adjustments to minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity. Under U.S. GAAP, minority interest is classified separately from stockholders' equity (note 25(o)). At December 31, 2004 and 2005, the amount presented in the reconciliation of stockholders' equity to U.S. GAAP includes the reclassification previously mentioned, as well as the share on minority interest of the adjustments to U.S. GAAP determined in the consolidated subsidiaries.

(f)  Depreciation

A subsidiary of CEMEX in Colombia records depreciation expense utilizing the sinking fund method. This methodology for depreciation was in place before CEMEX acquired the subsidiary in 1997. For Mexican GAAP purposes, CEMEX has maintained this accounting practice due to tax consequences in Colombia arising from a change in methodology and the immateriality of the effects in CEMEX's consolidated results. For U.S. GAAP purposes, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. As a result, for the years ended December 31, 2003, 2004 and 2005, income of Ps53, Ps20 and Ps18, respectively, was reflected in the reconciliation of net income to U.S. GAAP.

(g)  Accruals for Contingencies

In prior years, CEMEX recorded accruals for contingent items related primarily to guarantees given and other responsibilities that did not meet the accrual criteria of SFAS 5, Accounting for Contingencies, under U.S. GAAP. Since the likelihood of a loss occurring from these contingencies is considered to be possible but not probable, the accruals under Mexican GAAP were reversed for U.S. GAAP purposes. During 2003 and 2004, as a result of the adoption of new Bulletin C-9, Liabilities, accruals, contingent assets and liabilities and commitments, which is similar to SFAS 5 in respect to the accounting for contingencies, CEMEX has evaluated certain previously created accruals and determined to reverse them under Mexican GAAP. The amount presented in the reconciliation of net income to U.S. GAAP in 2004 corresponds to the reversal of the adjustment made in prior years under U.S. GAAP.

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

(j)  Temporary Equity from Forward Contracts

In October 2003, as a result of a secondary equity offering (note 17A), CEMEX settled equity forward contracts that it held in connection with its appreciation warrants (notes 15F and 17A), resulting in a gain of approximately U.S.$19.5 (Ps223), recognized in stockholders' equity under Mexican GAAP. For Mexican GAAP purposes, since origination, the forward contracts were treated as equity transactions and gains or losses were recognized upon settlement or extension as an adjustment to stockholders' equity. During the life of the contracts, the difference between the proceeds from the sale of CEMEX equity and the forward price, which was periodically paid to the counterparties, was treated as a prepayment toward the forward contracts' final price and was presented as other accounts receivable. Such prepayments were also treated as preferred dividends in the reconciliation of net income to U.S. GAAP, in a manner similar to a mandatorily redeemable preferred stock, representing an income of approximately Ps804 in 2003. The amount of income in 2003 included:
(i) a net gain of Ps877 from the results of the secondary equity offering and the reversal of prepayments accrued until settlement that were recognized as preferred dividends during the life of the contracts and that were not realized as a result of the offering and settlement; and (ii) expense of Ps73 from prepayments made in 2003 treated as preferred dividends.

In connection with the secondary equity offering of CEMEX shares which occurred during 2005, the equity forward contracts were settled and had been accounted at fair value through earnings under Mexican GAAP, consistently with the accounting treatment under U.S. GAAP. Accordingly, in 2005 there is no reconciling adjustment.

(k)  Other U.S. GAAP Adjustments

Capitalization of costs of computer software development--Under U.S. GAAP, certain direct costs related to the development stage or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs related to the preliminary project stage and the post-implementation/operations stage, are expensed as incurred.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


Until December 31, 2000, under U.S. GAAP, CEMEX capitalized direct costs incurred in the development and implementation of internal-use software. Under Mexican GAAP such costs were expensed as incurred. Beginning in 2001, under Mexican GAAP, CEMEX implemented the policy of capitalizing the direct costs associated with internal-use software developments (note 11) in a manner similar to U.S. GAAP. As a result, in the reconciliation of net income to U.S. GAAP for the years ended December 31, 2003 and 2004, the reconciling item refers exclusively to the amortization of the amounts capitalized under U.S. GAAP until December 2000, which led to amortization expenses of Ps377 in 2003 and Ps29 in 2004. At December 31, 2004, the capitalized costs under U.S. GAAP until December 31, 2000 were fully amortized.

For the years ended December 31, 2003, 2004 and 2005, for both Mexican and U.S. GAAP, direct costs capitalized associated with internal-use software developments and implementations amounted to Ps129, Ps106 and Ps178, respectively. The estimated average useful lives to amortize these capitalized costs is between 3 and 5 years.

Deferred charges
Capitalized costs, net of accumulated amortization, that did not qualify for deferral under U.S. GAAP were reversed through earnings under U.S. GAAP in the period incurred, resulting in income of Ps98 in 2003, income of Ps 93 in 2004 and income of Ps167 in 2005. During 2003, 2004 and 2005, all amounts capitalized under Mexican GAAP also met the requirements for capitalization under U.S. GAAP. Accordingly, the adjustments in the reconciliation of net income to U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, refer exclusively to amounts amortized under Mexican GAAP during the respective year and which were expensed in prior years under U.S. GAAP. The net effect in the reconciliation of stockholders' equity to U.S. GAAP was a decrease of Ps409 and Ps225 at December 31, 2004 and 2005, respectively.

Asset retirement obligations and other environmental costs
Effective January 1, 2003, SFAS 143, Accounting for Asset Retirement Obligations ("SFAS 143"), requires entities to record the fair value of an asset retirement obligation as a liability in the period in which a legal or a constructive obligation is incurred associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against an asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Also effective January 1, 2003, Mexican GAAP's Bulletin C-9 established generally the same requirements as SFAS 143. The difference between Mexican GAAP and U.S. GAAP concerning this item relates to the recognition of the cumulative initial effect from adoption, which under SFAS 143 was recognized in earnings after net income, while under Mexican GAAP it was recognized in stockholders' equity. Accordingly, the reconciling item presented in the reconciliation of net income to U.S. GAAP for the year ended December 31, 2003, includes the reclassification of approximately Ps87 of the cumulative effect from adoption from stockholders' equity under Mexican GAAP to net income under U.S. GAAP (notes 3M and 13).

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

(l)  Financial Instruments

Derivative Financial Instruments (notes 3L, 12 and 17)

Under U.S. GAAP, all derivative instruments, including derivative instruments embedded in other contracts, should be recognized in the balance sheet as assets or liabilities at their fair values, and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows, in which case the effective portion of such changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs. Mexican GAAP, through Bulletin C-2 (note 3L), establishes a methodology similar to that of U.S. GAAP (SFAS 133, Derivative Instruments and Hedging Activities). The differences between SFAS 133 and Bulletin C-2 relate to the rules for hedge accounting. SFAS 133 provides specific rules for hedge accounting, while under Bulletin C-2, hedge accounting is based solely on an entity's intention and designation, provided that the underlying hedged asset or liability is already recognized in the balance sheet. Bulletin C-2 does not provide guidance for hedging forecasted transactions, for cash flow hedges, for derivative instruments by an entity in its own equity, and for hedges of an entity's net investment in its foreign subsidiaries. Accordingly, such instruments have been accounted for by CEMEX in accordance with SFAS 133 or with other U.S. GAAP accounting pronouncements, as appropriate. Fair value hedges, as defined by SFAS 133, were precluded by Mexican GAAP until December 31, 2004, since it was not permitted to record primary hedged instruments at fair value (note 24).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


At December 31, 2004 and 2005, the differences in derivative instruments' hedge accounting between Mexican and U.S. GAAP, as they relate to CEMEX, led to an adjustment in the reconciliation of net income to U.S. GAAP, and a reclassification in the condensed financial information under U.S. GAAP in note 25(o), which are explained as follows:

o In connection with the fair value recognition of the derivatives related to CEMEX's acquisition of RMC (note 17B) under Mexican GAAP, CEMEX designated such derivatives as hedge of the variability in cash flows associated with exchange fluctuations between the U.S. dollar, the currency in which CEMEX obtained the funds to purchase, and the British pound, the currency in which the firm commitment was established. As a result of this designation, CEMEX recognized, in stockholders' equity, the changes in fair value of the derivatives from the designation date that took place on November 17, 2004 until December 31, 2004, and which represented a gain of approximately Ps1,515. This gain was reclassified to earnings under Mexican GAAP in March 2005, the date when the purchase occurred. Consequently, for purposes of the reconciliation of net income to U.S. GAAP, for the year ended December 31, 2004, this gain was reclassified from stockholders' equity under Mexican GAAP to earnings under U.S. GAAP for an amount of approximately Ps1,553, as SFAS 133, does not permit an entity to establish a cash flow hedging relationship in a transaction that involves a business combination. Likewise, for the year ended December 31, 2005, the gain recorded in earnings under Mexican GAAP was reclassified to stockholders' equity under U.S. GAAP; therefore, an expense of approximately Ps1,471 is presented as a reconciling item.

o As discussed in note 12B, as of December 31, 2004, related to the estimated fair value of Cross Currency Swaps ("CCS"), CEMEX recognized net assets of U.S.$209 (Ps2,227). Under U.S. GAAP, such amounts do not qualify for net presentation and thus have been presented as gross amounts for purposes of the condensed financial information under U.S. GAAP presented in note 25(o). As a result, under U.S. GAAP at December 31, 2004, in respect to the portion of the estimated fair value attributable to changes in exchange rates, short-term and long-term debt increased U.S.$132 (Ps1,408), including prepayments, against current and non-current assets, while in respect of the portion of the estimated fair value attributable to accrued interest, current liabilities increased U.S.$10.9 (Ps116) against current assets. As of December 31, 2005, the Company did not make net presentation under Mexican GAAP.

See note 25(m) for changes in accounting principles regarding CEMEX's equity forward contracts in its own shares due to the adoption of SFAS 150. All derivative instruments, with the exceptions described above and the equity forwards described in notes 25(j) and 25(m), entered into by CEMEX and disclosed in notes 12 and 17, were accounted under Mexican GAAP consistently with the provisions of U.S. GAAP.

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

As of December 31, 2004 and 2005, CEMEX has not designated any derivative instrument as a fair value hedge for accounting purposes under both Mexican GAAP and U.S. GAAP. CEMEX also formally assesses, both at the hedge's origination and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, CEMEX discontinues hedge accounting prospectively.

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

The carrying value of CEMEX's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to CEMEX for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to CEMEX) at December 31, 2005 is summarized as follows:

                                                    At December 31, 2005
                                           -------------------------------------
            Million of U.S. Dollars          Carrying amount     Estimated fair
                                                                    value
                                           ------------------  -----------------
 Bank loans............................ Ps       5,694              5,638
 Notes payable.........................          3,157              3,110
                                           ==================  =================

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


As discussed in notes 3D and 15D, CEMEX has designated certain debt as hedges of its investment in foreign subsidiaries and, for Mexican GAAP purposes, records foreign exchange fluctuations on such debt in stockholders' equity. For purposes of the U.S. GAAP net income reconciliation, expense of Ps 897 in 2003, income of Ps 190 in 2004 and income of Ps1,075 in 2005, were recognized as foreign exchange results since the related debt did not meet the conditions for hedge accounting purposes, given that the currencies involved do not move in tandem.

(m)  Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS 150, which requires an issuer to classify financial instruments as liabilities (or assets under certain circumstances) when they meet the following criteria: (i) a financial instrument issued in the form of shares that is mandatorily redeemable, through the unconditional obligation of transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur; (ii) a financial instrument, other than an outstanding share, that, at origination, embodies an obligation to repurchase the issuer's shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's shares that is to be physically settled or net cash settled); and (iii) a financial instrument that embodies an unconditional obligation, which the issuer must or may settle by issuing a variable number of its shares if, at origination, the monetary value of the obligation is based solely or predominantly in a fixed monetary amount known at origination, if variations are based on something other than the fair value of the issuer's shares, or if variations are inversely related to changes in the fair value of the issuer's shares. SFAS 150 is effective for all transactions entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

Under SFAS 150, mandatorily redeemable instruments must be classified as a liability and initially measured at fair value against equity. Equity forward contracts that require physical settlement by repurchase of a fixed number of the issuer's shares in exchange for cash are measured initially at the fair value of the shares at origination, adjusted for any consideration or unstated rights or privileges, against equity. Subsequently, those instruments should be measured at the net present value of the amount to be paid at settlement, accruing interest cost using the rate implicit at origination. Other instruments within the scope of SFAS 150 shall be initially measured at fair value with subsequent changes in fair value recognized in earnings as interest expense. SFAS 150 was adopted presenting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement. Restatement is not permitted.

Equity Forward Contracts in CEMEX's own Shares

As described in notes 16 and 17A, as of December 31, 2004, CEMEX held equity forward contracts negotiated to hedge future exercises under its stock option programs, for a notional amount of U.S.$1,112. In October 2005, as described in note 17A, these equity forward contracts were liquidated. Since January 1, 2001, under Mexican GAAP, these forward contracts, which could have been physically or net cash settled at CEMEX's option, were recognized at their estimated fair value as assets or liabilities in the balance sheet, and changes in fair value and the result from the liquidation of the contracts have been recorded in earnings for the years ended December 31, 2003, 2004 and 2005. The accounting treatment given to these contracts since 2001 was consistent with SFAS 150 and, therefore, with respect to these forwards, no reconciling adjustment was required pursuant to the implementation of the statement.

In addition, as of December 31, 2004, CEMEX held other equity forward contracts (note 17A), for a notional amount of U.S.$45, which could be physically or net cash settled at CEMEX's option and were considered as equity transactions under Mexican GAAP. For U.S. GAAP purposes, until December 31, 2002, the effects of these contracts were recognized upon settlement as an adjustment to stockholders' equity and no periodic recognition was made. Under SFAS 150, these instruments should be initially recognized at their estimated fair market value as assets or liabilities in the balance sheet, and subsequent changes in fair value should be recorded in earnings, with the cumulative effect of adoption recognized as an adjustment to net income. CEMEX adopted SFAS 150 as of June 30, 2003 and, as a result, for purposes of the reconciliation of net income to U.S. GAAP for the year ended December 31, 2003, the estimated fair value of such forward contracts was recognized against the cumulative effect from the change in accounting principle, which represented an expense of approximately Ps608. After initial recognition under U.S. GAAP, CEMEX recorded a gain related to changes in fair value during 2003 amounting to approximately Ps454.

Related to the equity forwards in CEMEX's own shares, during 2004, upon settlement of several contracts, CEMEX recognized a gain of approximately Ps444 (U.S.$39) under Mexican GAAP within stockholders' equity. Under U.S. GAAP, instruments with a variety of settlement options are required to be marked to market through earnings; accordingly, the gain recognized under Mexican GAAP was reclassified to earnings under U.S. GAAP. The reclassification under U.S. GAAP had no effect on stockholders' equity.

(n)  Supplemental Debt Information

At December 31, 2004 and 2005, due to CEMEX's ability and its intention to refinance short-term debt with the available amounts of the committed long-term lines of credit, U.S.$ 847 (Ps 9,051) and U.S.$505 (Ps5,362), respectively, were reclassified from short-term debt to long-term debt under Mexican GAAP (note
12). For purposes of the condensed balance sheets under U.S. GAAP in note 25(o), this reclassification was reversed given that under U.S. GAAP the reclassification is precluded when the long-term agreements contain "Material Adverse Events" clauses, which in the case of CEMEX are customary covenants.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


(o)  Condensed Financial Information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2003, 2004 and 2005, prepared under U.S. GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of U.S. GAAP:

                                                                                      Years ended December 31,
                                                                              -----------------------------------------
 Statements of income                                                             2003          2004          2005
                                                                              ------------- ------------- -------------
 Net sales................................................................ Ps     86,568        92,553        159,516
 Gross profit.............................................................        36,110        39,038         63,464
    Operating income......................................................        14,770        17,007         24,706
 Comprehensive financial result...........................................        (3,078)        3,495          2,862
 Other expenses, net......................................................        (1,218)         (630)        (2,191)
 Income tax (including deferred taxes)....................................        (1,206)       (1,684)        (3,912)
 Equity in income of affiliates...........................................           582           590          1,226
                                                                              ------------- ------------- -------------
    Consolidated net income...............................................         9,850        18,778         22,691
 Minority interest net income.............................................           171           273            576
                                                                              ------------- ------------- -------------
 Majority interest net income before cumulative effect of accounting change        9,679        18,505         22,115
    Cumulative effect of accounting change................................          (695)            -              -
                                                                              ------------- ------------- -------------
 Majority interest net income............................................. Ps      8,984        18,505         22,115
                                                                              ============= ============= =============

The following table presents consolidated condensed balance sheets at December 31, 2004 and 2005, prepared under U.S. GAAP, including all differences and reclassifications as compared to Mexican GAAP described in this note 25:

                                                                                              At December 31,
                                                                                     ----------------------------------
    Balance sheets                                                                         2004             2005
                                                                                     ----------------- ----------------
    Current assets..............................................................  Ps        25,282            43,398
    Investments and non-current assets..........................................            21,746            16,971
    Property, machinery and equipment...........................................           112,829           169,553
    Deferred charges............................................................            52,693            63,821
                                                                                     ----------------- ----------------
        Total assets............................................................           212,550           293,743
                                                                                     ================= ================
    Current liabilities.........................................................            37,327            52,763
    Long-term debt..............................................................            44,949            82,610
    Other non-current liabilities...............................................            30,190            41,260
                                                                                     ----------------- ----------------
        Total liabilities.......................................................           112,466           176,633
                                                                                     ----------------- ----------------
        Minority interest.......................................................             4,672             5,729
                                                                                     ----------------- ----------------
        Stockholders' equity including cumulative effect of accounting change...            95,412           111,381
                                                                                     ----------------- ----------------
        Total liabilities and stockholders' equity..............................  Ps       212,550           293,743
                                                                                     ================= ================

The prior period amounts presented in the tables above were restated to constant pesos as of December 31, 2005 using the Mexican inflation rate in order to comply with current requirements of Regulation S-X, instead of the weighted average inflation factor used by CEMEX under Mexican GAAP (note 3B).

Reclassifications

The condensed financial information under U.S. GAAP presented in the tables above, include, in addition to the adjustments included in the reconciliation of net income and stockholders' equity, several reclassifications as compared to the consolidated financial statements under Mexican GAAP, which arise from the differences in the consolidation policy and other presentation rules under Mexican GAAP and U.S. GAAP. The main reclassifications at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are as follows:

o Under Mexican GAAP, CEMEX consolidates its investments in joint ventures (note 3C) through the proportionate consolidation method, which incorporates line-by-line all assets, liabilities, revenues and expenses according to CEMEX's equity ownership in such joint ventures. Under U.S. GAAP, equity interests between 20% and 50% are accounted for by the equity method. Consequently, under U.S. GAAP, all assets, liabilities, revenues and expenses related to CEMEX's joint ventures in Spain and Portugal were removed line-by-line against the equity in affiliates for both the balance sheets and the income statements.

o Assets held for sale (note 8) of Ps 554 and Ps650, as of December 31, 2004 and 2005, respectively, were reclassified to long-term assets for purposes of the condensed financial information of balance sheet under U.S. GAAP in note 25(o). These assets are stated at their estimated fair value. Estimated costs to sell these assets are not significant.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


o Under Mexican GAAP, for the years ended December 31, 2003, 2004 and 2005, other expenses, net, included goodwill amortization until 2004, dumping duties, results from idle facilities, results from the sales of fixed assets, impairment losses of long-lived assets, net results from the early extinguishment of debt and other unusual or non-recurring transactions. For purposes of the income statement condensed financial information under U.S. GAAP in note 25(o), from other expenses, net, under Mexican GAAP, expenses of Ps3,146 in 2003, Ps2,708 in 2004 and Ps891 in 2005 were reclassified to operating expenses. Likewise, expenses of Ps479 in 2004 and Ps383 in 2005 were reclassified to the comprehensive financial result under U.S. GAAP.

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

The following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2003, 2004 and 2005, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented in millions of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

                                                                            Years ended December 31,
                                                                  ----------------------------------------------
                                                                       2003            2004           2005
                                                                  --------------- ------------- ----------------
 Net cash provided by operating activities................... Ps      9,772           21,885         28,909
 Net cash provided by (used in) financing activities.........        (4,874)         (3,723)         12,502
 Net cash used in investing activities.......................        (5,419)         (17,734)       (38,818)
                                                                  =============== ============= ================

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

                                                                            Years ended December 31,
                                                                  ----------------------------------------------
                                                                       2003            2004           2005
                                                                  --------------- ------------- ----------------
 Interest paid............................................... Ps        4,897           3,654          5,124
 Income taxes paid...........................................             576           1,314          2,433
                                                                  =============== ============= ================

Non-cash activities are comprised of the following:

Long-term debt assumed through the acquisition of businesses was Ps137.8 in 2003 and Ps11,903 in 2005.

(q)  Restatement to Constant Pesos of Prior Years

The following table presents summarized financial information under Mexican GAAP of the consolidated income statements for the years ended December 31, 2003 and 2004 and balance sheet information as of December 31, 2004, in constant Mexican pesos as of December 31, 2005, using the Mexican inflation index:

                        Years ended December 31,                             2003                  2004
                                                                      --------------------  --------------------
    Sales.......................................................  Ps             87,414                93,507
    Gross profit................................................                 37,023                40,883
    Operating income............................................                 17,755                21,247
    Majority interest net income................................                  7,672                14,999
                                                                      ====================  ====================
                            At December 31,                                                        2004
                                                                                            --------------------
    Current assets..............................................                         Ps            22,394
    Non-current assets..........................................                                      177,038
    Current liabilities.........................................                                       27,680
    Non-current liabilities.....................................                                       77,438
    Majority interest stockholders' equity......................                                       89,851
    Minority interest stockholders' equity......................                                        4,463
                                                                                            ====================

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


(r)  Stock Option Programs

Stock options activity during 2004 and 2005, the balance of options outstanding at December 31, 2004 and 2005 and other general information regarding CEMEX's stock option programs is presented in note 16. Until December 31, 2004, the availability of CPOs for the potential future exercise of the programs was fully hedged through equity forward contracts in CEMEX's own stock (note 17A). Resulting from the secondary equity offering and the concurrent settlement of the equity forward contracts, as of December 31, 2005, the availability of CPOs for the potential future exercise of the programs is mainly hedged through the use of treasury shares.

At December 31, 2004, for financial reporting under Mexican GAAP, CEMEX accounted for its stock option programs (note 16) using a methodology that is consistent with the rules set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") under U.S. GAAP. According to APB 25, compensation cost should be determined under the intrinsic value method, which represents the difference between the strike price and the market price of the stock at the reporting date, for all plans that do not meet the following characteristics: (i) the exercise price established in the option is equal to the quoted market price of the stock at the measurement date, (ii) the exercise price is fixed for the option's life, and (iii) the option's exercise is hedged through the issuance of new shares of common stock. After considering these characteristics, no compensation cost was recognized for the CEMEX's fixed program (note 16-Equity programs), while compensation cost, under the intrinsic method, was periodically determined for all other programs granted by CEMEX (note 16-Liability programs).

During 2005, as mentioned in notes 3R and 16, under Mexican GAAP CEMEX obligatorily adopted IFRS 2, "Share-based Payment" ("IFRS 2") As a result of the adoption of IFRS 2, as of December 31, 2005, CEMEX accrued a provision representing the fair value of the outstanding options classified as liability instruments of approximately Ps2,659 (U.S.$250). During the year ended December 31, 2005, CEMEX recorded an expense in its income statement from the change in fair value of approximately Ps2,119 (U.S.$200).

For purposes of the reconciliation of net income to US GAAP, for the year ended December 31, 2005, CEMEX reversed the adjustment to fair value made under Mexican GAAP and maintained the valuation of the outstanding options under the intrinsic value method, which resulted in a decrease in the compensation expense in 2005 of approximately Ps860 (Ps992 before the related income tax effect) as compared to the accrual under the fair value method.

As of and for the years ended December 31, 2003, 2004 and 2005, under U.S. GAAP, CEMEX applied the disclosure rules of SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") SFAS 123 requires compensation cost for stock option plans that meet the characteristics of equity instruments, to be determined based on the options' fair value at the grant date, using a qualified option-pricing model, and recorded in results of operations during the options' vesting period, after which no further recognition is required. Moreover, SFAS 123 requires that compensation cost related to stock awards that meet the characteristics of liability instruments should be determined based on the intrinsic value of the awards at each balance sheet date, recording changes in such intrinsic value through earnings, in a manner similar to the accounting treatment prescribed under APB 25 for variable plans and that was applied by CEMEX under Mexican GAAP until December 31, 2004 as mentioned above. SFAS 123 allows entities to continue the use of APB 25 for valuation purposes, requiring entities to disclose the estimated effect as if they had applied the fair value method during the periods presented.

In 2005, CEMEX identified that its option programs granted in prior years, except for the fixed program, and that were accounted for as variable awards under Mexican GAAP were considered as fixed awards for purposes of determining the pro forma impact of the fair value of option grants. As a result, on the pro forma disclosure, CEMEX removed the expense for those periods determined under Mexican GAAP, and recorded on a pro forma basis under U.S. GAAP, the fair values of these awards determined at the date of grant using an option pricing model. Pro forma adjustments were not necessary since the variable accounting under Mexican GAAP for these programs was in accordance with the rules of both APB 25 and SFAS 123. Accordingly, the pro forma disclosures for the years 2003 and 2004 were removed to reflect the correction of this error.

Compensation cost (income) by plan recorded under Mexican GAAP according to the intrinsic value method for the years ended December 31, 2003 and 204 were as follows:

              For the years ended December 31,            2003          2004
                                                        -----------  -----------
 Restricted program 2..............................  Ps        -           221
 Special program...................................           63           157
 Variable program 2................................          385          (238)
 Voluntary programs 1..............................           48           (84)
                                                        -----------  -----------
                                                             496            56
                                                        ===========  ===========

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


For the year ended December 31, 2005, had compensation cost be determined under SFAS 123, based on the intrinsic value of stock options at each reporting date, CEMEX's net income and earnings per share would have been as follows:

               For the year ended December 31, 2005                  Restricted     Special     Variable       Total
                                                                       program      program      program
                                                                     ------------ ------------ ------------ ------------
Net income, as reported (Mexican GAAP)..........................  Ps                                            22,425
  Reversal of cost (income) under Mexican GAAP according to
     IFRS(2)(3).................................................          (214)           511        1,822       2,119
  (Cost) income of options according to intrinsic value method
     under SFAS (1)(2)(3).......................................          (577)          (349)         (90)     (1,016)
                                                                     ------------ ------------ ------------ ------------
Approximate net income, pro forma...............................                                                23,528
                                                                                                            ============
Basic earnings per share, as reported...........................  Ps                                             2.16
                                                                                                            ------------
Basic earnings per share, pro forma.............................  Ps                                             2.27
                                                                                                            ============

(1) For the year ended December 31, 2003, net income under Mexican GAAP includes a liquidation cost of approximately Ps710 related to the voluntary program, which was fully exercised during the year.

(2) As a result of the early exercise in December 2004, CEMEX recognized a liquidation cost of approximately U.S.$61 (Ps653) related to options redeemed from old programs (note 16), including those of the variable program granted in February 2004 and those of the restricted program initiated also in February 2004.

(3) The amount of expense (income), recognized under Mexican GAAP and reversed for purposes of the pro forma disclosure under U.S. GAAP, reflects the change between the initial balance of the provision created for under the intrinsic value method, and the year-end balance of the provision created for under the fair value method in 2005, and does not include amounts expensed in actual exercises or liquidations. Amounts expensed are included in earnings under Mexican GAAP and are not reversed for U.S. GAAP disclosure purposes.

In December 2004, the FASB issued SFAS 123R, Share-Based Payment, which is effective for companies beginning January 1, 2006 (note 25(w)). SFAS 123R eliminates the alternative to use APB 25's intrinsic value method and requires entities to recognize the cost of employee services received in exchange of awards of equity instruments based on the grant-date fair value of those awards. Moreover, SFAS 123R requires that stock awards that meet the characteristics of liabilities to be recorded at their fair value at each reporting date, recognizing changes in valuation through earnings. CEMEX will adopt SFAS 123R under U.S. GAAP during 2006.

(s)  Impairment of Long Lived Assets

Under U.S. GAAP, effective January 1, 2002, CEMEX adopted SFAS 142, which eliminates the amortization of goodwill and of indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives, impairment testing and the recognition of goodwill and other intangible assets acquired in business combinations. Likewise, effective January 1, 2002, CEMEX adopted SFAS 144, which establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business.

As a result of such adoption under U.S. GAAP, CEMEX ceased the amortization of the goodwill balances determined at December 31, 2001; however, such amounts remain subject to impairment evaluations. During the first half of 2002, in connection with SFAS 142's transitional goodwill impairment evaluation, which required an assessment of whether there was an indication that goodwill was impaired as of the date of adoption, CEMEX identified its reporting units and determined the carrying value of each reporting unit as of January 1, 2002, by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. CEMEX also determined the fair value of each reporting unit and compared it to their related carrying amounts. Fair value of the reporting units exceeded in each case the corresponding carrying amount and, therefore, no impairment charges resulted from the transitional evaluation performed on the recorded goodwill as of January 1, 2002. For the years ended December 31, 2003 and 2004, goodwill under Mexican GAAP continued to be an amortizable intangible asset. Based on the similarities of the components of the operating segments (cement, ready-mix concrete, aggregates and other construction materials), CEMEX's geographical segments under SFAS 131 are also the reporting units under SFAS 142 for purposes of assessing fair value in determining potential impairment at transition and in future periods.

Under U.S. GAAP, CEMEX assesses goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of non-amortizable intangible assets and goodwill, while undiscounted cash flow analyses are used to assess the existence of impairment of other long-lived assets such as property, plant and equipment. If an assessment indicates impairment, the impaired asset is written down to its fair value based on the best information available.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to a non-amortizable intangible are not expected to continue for the foreseeable future, a useful life is assigned. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. For the years ended December 31, 2003, 2004 and 2005, there were no impairment charges under U.S. GAAP in addition to those described in notes 10 and 11, which were recorded under Mexican GAAP, as CEMEX's policy for impairment is consistent with U.S. GAAP, except, during 2004, for the expense of approximately Ps960 reclassified from stockholders' equity under Mexican GAAP to net income under U.S. GAAP in connection with the purchase of CAH shares in exchange for CEMEX's CPOs (note 25(a)). Impairment charges are recorded as other expenses under Mexican GAAP and are reclassified to operating income under U.S. GAAP (note 25 (o)). Approximate goodwill by reporting unit under U.S. GAAP is summarized as follows:

                                                                    Inflation                            Inflation
                                            Acquisi-                   and                    Acquisi-      and
                                             tions                  currency                   tions      currency
                                December   (divesti-   Impairment  fluctuation   December    (divesti-   fluctuation   December
                                31, 2003    tures)(1)    losses        (2)       31, 2004     tures(1)       (2)       31, 2005
                              -----------  ----------  ----------  -----------  ----------  -----------  -----------  ----------
NORTH AMERICA
United States..............      17,560         103           -         (516)     17,147        5,248         (729)     21,666
Mexico.....................       6,820           -           -            -       6,820            -            -       6,820
EUROPE
Spain......................      12,166           -           -          572      12,738           63       (2,049)     10,752
France.....................           -           -           -            -           -        2,209            -       2,209
UK.........................           -           -           -            -           -          648            -         648
Other Europe (3)...........           -           -           -            -           -          745            -         745
SOUTH, CENTRAL AMERICA &
  THE CARIBBEAN
Colombia...................       4,020           -           -          635       4,655            -          111       4,766
Venezuela..................         344           -           -          (23)        321            -          (18)        303
Dominican Republic.........         358           -           -           122        480            -          (52)        428
Costa Rica.................         335           -           -          (14)        321            -          (14)        307
The Caribbean..............         457           -           -          (13)        444            -          (19)        425
Other South, Central. America
  & the Caribbean (4)......          73           -           -           (2)         71          320           (4)        387
AFRICA & MIDDLE EAST
Egypt......................         253           -           -            -         253            -           11         264
United Arab Emirates.......           -           -           -            -           -        1,378            -       1,378
ASIA
The Philippines............       1,437           -           -           (5)      1,432            -           48       1,480
Thailand...................         520           -           -           (5)        515            -          (38)        477
Other Asia.................         364           -           -          (10)        354            -          (15)        339
Other reporting units (5)..       1,073           -        (256)         (47)        770            -          (33)        737
Affiliates (note 9A).......         608           -           -           (4)        604          (14)          (6)        584
                              -----------  ----------  ----------  -----------  ----------  -----------  -----------  ----------
                                 46,388         103        (256)         690      46,925       10,597       (2,807)     54,715
                              ===========  ==========  ==========  ===========  ==========  ===========  ===========  ==========

1. During 2004 CEMEX acquired a ready-mix company in the state of Georgia for approximately U.S.$16.7 (Ps 178.0). In addition, during 2005, CEMEX acquired RMC and other minor operations in Central America. The net increase in goodwill for Ps10,597, includes the decrease in goodwill resulting from assets disposals in the U.S. (note 9A) for approximately Ps1,570 and the decrease of Ps595 of restructuring charges considered as part of the purchase price of RMC under Mexican GAAP, wich were charged to earnings under U.S. GAAP.

2. The amounts presented in this column include: (i) the effects on goodwill from foreign exchange fluctuations during the period between the reporting unit's currencies and the Mexican peso, and (ii) the effect of removing the restatement into constant pesos as of December 31, 2005, using Mexican inflation, applied to the goodwill balances at the beginning of the year.

3. Other Europe refers to goodwill determined on the operations located in the Czech Republic, Ireland and Latvia, generated in the acquisition of RMC.

4. Other South, Central America and the Caribbean refer mainly to goodwill determined on the operations located in Panama and Puerto Rico, acquired in prior years.

5. Other reporting units primarily consist of units engaged in software development projects.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


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

(u)  Other Disclosures Under U.S. GAAP

Accounting for Costs Associated with Exit or Disposal Activities

Effective January 1, 2003, CEMEX adopted SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities, basically requires, as a condition to accrue for the costs related to an exit or disposal activity, including severance payments, that the entity communicate the plan to all affected employees and that the plan be terminated in the short-term; otherwise, associated costs should be expensed as incurred. For the years ended December 31, 2003, 2004 and 2005, CEMEX did not recognize any such costs related to exit or disposal activities.

Guarantor's Accounting and Disclosure Requirements for Guarantees

Effective January 1, 2003, CEMEX adopted Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at origination of a guarantee, a liability for the fair value of the obligation undertaken. As of December 31, 2004 and 2005, CEMEX has not guaranteed any third parties' obligations; however, with respect to the electricity supply long-term contract discussed in note 22F, CEMEX may also be required to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to purchase the energy and pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. For the years ended December 31, 2004 and 2005, for accounting purposes under Mexican GAAP and U.S. GAAP, CEMEX has considered this agreement as a long-term supply agreement and no liability has been created, based on the contingent characteristics of CEMEX's obligation and given that, absent a default under the agreement, CEMEX's obligations are limited to the purchase of energy from, and the supply of fuel to, the plant.

In addition, as a result of the newly created strategic alliance with Ready Mix USA, as mentioned in note 9A, after the third anniversary of the venture and for a period of 25 years, the venture partner has an option to require CEMEX to purchase its interest in the joint ventures. Considering the contingent nature of this agreement and the absence of a present obligation at the balance sheet date, CEMEX has not accrued any provision related to this contingency under both Mexican and U.S. GAAP.

Variable Interest Entities

Effective March 15, 2004, CEMEX adopted Interpretation 46R (revised December
2003), Consolidation of Variable Interest Entities, an interpretation of ARB 51 ("FIN 46R"). The interpretation addresses the consolidation by business enterprises of variable interest entities ("VIEs"), which are defined in FIN 46R as those that have one or more of the following characteristics: (i) entities which equity investment at risk is not sufficient to finance their operations without requiring additional subordinated financing support provided by any parties, including the equity holders; and (ii) the equity investors lack one or more of the following attributes: a) the ability to make decisions about the entity's activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity, and c) the right to receive the expected residual returns of the entity. Among others, entities that are deemed to be a business according to FIN 46R, including operating joint ventures, need not be evaluated to determine if they are VIEs under FIN 46R. Variable interests, among other factors, may be represented by operating losses, debt, contingent obligations or residual risks and may be assumed by means of loans, guarantees, management contracts, leasing, put options, derivatives, etc. A primary beneficiary is the entity that assumes the variable interests of a VIE, or the majority of them in the case of partnerships, directly or jointly with related parties, and is the entity that should consolidate the VIE. FIN 46R applies to financial statements for periods ending after March 15, 2004. As discussed in the preceding paragraph, CEMEX has an electricity supply long-term contract (note 22F), through which, an international partnership, which built and currently operates an electrical energy generating plant, sells to CEMEX, starting in 2004, all the energy generated for a term of no less than 20 years. Under FIN 46R, after analysis of the provisions of the agreements, CEMEX believes that such partnership is not a VIE under the scope of the interpretation, and, therefore, as of and for the years ended December 31, 2004 and 2005, CEMEX has not consolidated any asset, liability or operating results of such partnership.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


(v)  Newly Issued Accounting Pronouncements under U.S. GAAP

o In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, Share-Based Payment ("SFAS 123R"), a revision of SFAS 123, which establishes standards for the accounting of all share-based payment transactions, with a primary focus on schemes in which an entity obtains employee services in share-based payment transactions, also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and eliminates the alternative to use APB 25's intrinsic value method of accounting, permitted by SFAS 123 as originally issued (note 25(r)), under which, upon compliance of certain rules, issuing stock options to employees resulted in recognition of no compensation cost.

   The cost under SFAS 123R for equity awards should be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). In addition, for liability awards, the cost should be determined by the changes in the estimated fair value of the awards at each reporting date. The grant-date fair value, and the fair value at the reporting date, for employee equity and liability awards, respectively, will be estimated using option-pricing models, unless observable market prices for the same or similar instruments are available.

   SFAS 123R will be effective for CEMEX as of January 1, 2006 and will apply to all awards classified as equity granted after the required effective date and to awards modified, repurchased, or cancelled after that date, and to all outstanding liability awards. The cumulative effect of initially applying this statement, if any, will be recognized as of the required effective date. As of the required effective date, entities that used the fair-value-based method for either recognition or disclosure under SFAS 123 will apply SFAS 123R using a modified version of prospective application, under which, compensation cost is recognized for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

   In connection with the adoption of SFAS 123R in 2006, considering all the outstanding liability awards, SFAS 123R may have a material impact in CEMEX's net income under U.S. GAAP (see pro forma historical information in note 25(r)). As of the effective date of SFAS 123R, there will be no outstanding unvested equity awards.

o In December 2004, the FASB issued SFAS 151, Inventory Costs ("SFAS 151"), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS 151, such items will be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for CEMEX for inventory costs incurred on or after January 1, 2006. CEMEX does not expect any material impact from the adoption of this statement.

o In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets ("SFAS 153"), which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The exception provides that those exchanges should be measured based on the recorded amount of the nonmonetary assets relinquished, rather than on the fair values of the exchanged assets. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for CEMEX for nonmonetary asset exchanges occurring on or after January 1, 2006. CEMEX does not expect any material impact from the adoption of this statement.

o In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections ("SFAS 154"), which establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. SFAS 154 will be effective for CEMEX for all accounting changes and any error corrections occurring after January 1, 2006.

o In September 2005, the EITF issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the CEMEX's financial statements.

(w)  Recent Developments (unaudited)

In January 2006, CEMEX acquired a grinding mill with a grinding capacity of 400,000 tons per year in Guatemala for approximately U.S.$17.4. CEMEX entered into an agreement to purchase these operations in September 2005.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


In January 2006, officials from the Mexican and U.S. governments reached an agreement in principle that will bring an end to the longstanding dispute over U.S. imports of Mexican cement (note 22C). Under the agreement, the U.S. and Mexican cement industries will share unliquidated historical duties associated with the antidumping order. CEMEX will receive approximately U.S.$100 in cash from this settlement and will also eliminate approximately U.S.$65 in provisions.

On March 2, 2006, CEMEX sold 4K Beton A/S, a Danish subsidiary, which operated 18 ready-mix concrete plants in Denmark, to Unicon A/S, a subsidiary of Cementir Group, an Italian cement producer, for approximately (euro)22 million. As part of the transaction, CEMEX purchased from Unicon A/S two companies engaged in the ready-mix concrete and aggregates business in Poland for approximately (euro)12 million. These companies operate nine ready-mix concrete plants and one aggregates quarry in Poland. CEMEX received net cash proceeds of approximately
(euro)6 million, after cash and debt adjustments, from this transaction.

On March 20, 2006, CEMEX agreed to terminate the operating lease on the Balcones cement plant located in New Braunfels, Texas, prior to expiration and purchased the Balcones cement plant for approximately U.S.$61.2.

On April 27, 2006, the annual stockholders' meeting approved: (i) an increase in the variable common stock through the capitalization of retained earnings of up to Ps6,718, issuing shares as a stock dividend for up to 720 million shares equivalent to up 240 million CPOs, at a subscription price of U.S.$0.1330 per CPO, or instead, stockholders may choose to receive U.S.$0.1330 per CPO in cash;
(ii) a further stock split, which CEMEX expect to occur in July 2006, by means of which each of the existing series A shares will be surrendered in exchange for two new series A shares, and each of our existing series B shares will be surrendered in exchange for two new series B shares; and (iii) the change of the legal and commercial name of CEMEX was changed to CEMEX, S.A.B. de C.V., Sociedad Anonima Bursatil de Capital Variable, that means a "public stock corporation with variable capital". The new name will be in effect on July 1, 2006, the change in the name of CEMEX was made to comply with the requirements of the new Mexican Securities Law that was enacted on December 28, 2005.

On May 4, 2006, CEMEX agreed to sell 24.9% of PT Semen Gresik to Indonesia-based Rajawali Group for approximately U.S.$337 or U.S.$2.28 dollars per share. According to the terms of the agreement, the purchaser's obligations are subject to obtaining the approval of the Indonesian goverment and the fulfillment of other conditions. On May 17, 2006, CEMEX received a letter from the Indonesian government purporting to exercise its right of first refusal in respect of the Gresik shares we agreed to sell to the Rajawali Group. No assurance can be given either that the sale to the Rajawali Group will be consummated, or that the Indonesian will purchase the Gresik shares, on the terms outlined above. In the event this sale is consummated, CEMEX's remaining interest in Gresik will be 0.6%.

During May 2006, CEMEX and some of its subsidiaries in Mexico were notified by the Mexican tax authorities of several tax assessments related to different tax periods. These tax assessments are for an amount of approximately Ps3,793 as of May 31, 2006. The tax assessments result primarily from: (i) disallowed restatement of tax loss carryforwards in the same period in which they occurred, and (ii) tax consecuences from investments in foreign subsidiaries. At this preliminary stage in the proceedings, it is not possible to assess the likelihood of an adverse result in these tax assessments for CEMEX.

In connection with the stock split mentioned above, a new CPO representing two new series A shares and one new series B share will be delivered to each holder of a CPO. The ratio of CPOs to ADSs will not change as a result of the stock split; each ADS will represent ten (10) CPOs following the stock split, accordingly, a new ADS will be delivered to each holder of an ADS to reflect the two-for-one split. The proportional equity interest participation of existing shareholders will not change as a result of the stock split. The financial data set forth in this annual report have not been adjusted to give retroactive effect to the stock split. Earnings per share, the average number of shares outstanding, as well as the CPO numbers included throughout the financial statements and related notes for the years ended December 31, 2003, 2004 and 2005, were not adjusted to make the effect of the stock split retroactive.

Had the per share amounts and the average number of shares been restated in order to give retroactive effect to the stock split mentioned above, the pro forma information would had been as follows:

                                                                      For the years ended December 31, (unaudited)
                                                                    2003         2004        2005             2005
                                                                 ------------ ----------- ------------      ----------
Pro forma per share information under Mexican GAAP:
Basic earnings per share..................................... Ps       0.38         0.70        1.08    U.S.$    0.10
Diluted earnings per share...................................          0.37         0.70        1.08             0.10

Pro forma per share information under U.S. GAAP:
Basic earnings per share..................................... Ps       0.47         0.93        1.07    U.S.$    0.10
Diluted earnings per share...................................          0.46         0.92        1.06             0.10

Pro forma number of shares (millions):
Basic average number of shares outstanding...................         18,912      19,974       20,756           -
Diluted average number of shares outstanding.................         19,348      20,078       20,820           -

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


(x)  Guaranteed debt

In June 2000, CEMEX concluded the issuance of U.S.$200 aggregate principal amount of 9.625% Exchange Notes due 2009 in a registered public offering in the United States of America in exchange for U.S.$200 aggregate principal amount of its then outstanding 9.625% Notes due 2009. The Exchange Notes are fully and unconditionally guaranteed, on a joint and several basis, as to payment of principal and interest by two of CEMEX's Mexican subsidiaries: CEMEX Mexico and ETM (note 3C). These two companies, together with their subsidiaries, account for substantially all of the revenues and operating income of CEMEX's Mexican operations.

As mentioned in note 12C, as of December 31, 2004 and 2005, indebtedness of CEMEX in an aggregate amount of U.S.$ 3,088 (Ps32,988) and U.S.$3,780 (Ps40,145), respectively, is fully and unconditionally guaranteed, on a joint and several basis, by CEMEX Mexico and ETM.

As of December 31, 2003, 2004 and 2005, CEMEX owned a 100% equity interest in CEMEX Mexico, and CEMEX Mexico owned a 100% equity interest in ETM at the end of each of the three years.

For purposes of the accompanying condensed consolidated balance sheets, income statements and statements of changes in financial position under Mexican GAAP, the first column, "CEMEX," corresponds to the parent company issuer, which has no material operations other than its investments in subsidiaries and affiliated companies. The second column, "Combined guarantors", represents the combined amounts of CEMEX Mexico and ETM on a Parent Company-only basis, after adjustments and eliminations relating to their combination. The third column, "Combined non-guarantors", represents the amounts of CEMEX's international subsidiaries, CEMEX Mexico and ETM non-Guarantor subsidiaries, and other immaterial Mexican non-guarantor subsidiaries of CEMEX. The fourth column, "Adjustments and eliminations", includes all the amounts resulting from consolidation of CEMEX, the Guarantors and the non-guarantor subsidiaries, as well as the corresponding constant pesos adjustment as of December 31, 2005, for the years ended December 31, 2003 and 2004 described below. The fifth column, "CEMEX consolidated", represents CEMEX's consolidated amounts as reported in the consolidated financial statements. The amounts presented under the line item "investments in affiliates" for both the balance sheet and the income statement are accounted for by the equity method.

As mentioned in note 3B, under Mexican GAAP, the financial statements of those entities with foreign consolidated subsidiaries should be presented in constant pesos as of the latest balance sheet presented, considering the inflation of each country in which the entity operates, as well as the changes in the exchange rate between the functional currency of each country vis-a-vis the reporting currency (in this case, the Mexican peso). As a result of the aforementioned, for comparability purposes the condensed financial information of CEMEX, the "Combined Guarantors" and the "Combined non-guarantors" amounts have been adjusted to reflect constant pesos as of December 31, 2005, using the Mexican inflation index. Therefore, the corresponding inflation adjustment derived from the application of the weighted average inflation factor in the consolidated amounts is presented within the "Adjustments and eliminations" column.

                                CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                  December 31, 2003, 2004 and 2005
                    (Millions of constant Mexican Pesos as of December 31, 2005)


The condensed consolidated financial information is as follows:

Condensed consolidated balance sheets:

                                                                                            Adjustments
                                                                Combined       Combined         and           CEMEX
         As of December 31, 2004                   CEMEX       guarantors    non-guarantors eliminations   consolidated
-------------------------------------------     -----------------------------------------------------------------------
Current assets............................ Ps         1,834          8,469         79,927      (69,380)         20,850
Investment in affiliates..................          100,467        122,791         72,954     (280,239)         15,973
Other non-current accounts receivable.....           34,934            473         17,992      (49,667)          3,732
Net property, machinery and equipment.....            1,868         31,758         76,911       (7,834)        102,703
Intangible assets and deferred charges....            4,259          6,313         90,248      (58,394)         42,426
                                                ------------  -------------  -------------  ------------   ------------
   Total assets...........................          143,362        169,804        338,032     (465,514)        185,684
                                                ------------  -------------  -------------  ------------   ------------
Current liabilities.......................           10,628         28,844         44,156      (57,855)         25,773
Long-term debt............................           47,670             38         28,643      (24,144)         52,207
Other non-current liabilities.............            1,407         36,438         17,872      (35,825)         19,892
                                                ------------  -------------  -------------  ------------   ------------
   Total liabilities......................           59,705         65,320         90,671     (117,824)         97,872
                                                ------------  -------------  -------------  ------------   ------------
Majority interest stockholders' equity....           83,657        104,484        186,441     (290,925)         83,657
                                                ------------  -------------  -------------  ------------   ------------
   Minority interest......................                -              -         60,920      (56,765)          4,155
                                                ------------  -------------  -------------  ------------   ------------
Stockholders' equity under Mexican GAAP...           83,657        104,484        247,361     (347,690)         87,812
                                                ------------  -------------  -------------  ------------   ------------
Total liabilities and stockholders' equity Ps       143,362        169,804        338,032     (465,514)        185,684
                                                ------------  -------------  -------------  ------------   ------------

                                                                                            Adjustments
                                                                Combined       Combined         and           CEMEX
         As of December 31, 2005                   CEMEX       guarantors    non-guarantors eliminations   consolidated
-------------------------------------------    ------------------------------------------------------------------------
Current assets............................ Ps         1,260          7,643       102,869       (67,523)         44,249
Investment in affiliates..................          132,795        147,704        45,526      (317,102)          8,923
Other non-current accounts receivable.....           23,487          7,069        15,333       (38,254)          7,635
Net property, machinery and equipment.....            1,864         29,252       134,075          (136)        165,055
Intangible assets and deferred charges....            3,121          6,534        55,341        (6,630)         58,366
                                               -------------  -------------  ------------  -------------  -------------
  Total assets............................          162,527        198,202       353,144      (429,645)        284,228
                                               -------------  -------------  ------------  -------------  -------------
Current liabilities.......................            7,261         47,312        35,024       (45,909)         43,688
Long-term debt............................           50,426             65        52,467       (14,952)         88,006
Other non-current liabilities.............              496         20,533        46,098       (24,550)         42,577
                                               -------------  -------------  ------------  -------------  -------------
  Total liabilities.......................           58,183         67,910       133,589       (85,411)        174,271
                                               -------------  -------------  ------------  -------------  -------------
Majority interest stockholders' equity....          104,344        130,292       169,044      (299,336)        104,344
                                               -------------  -------------  ------------  -------------  -------------
  Minority interest.......................                -              -        50,511       (44,898)          5,613
                                               -------------  -------------  ------------  -------------  -------------
Stockholders' equity under Mexican GAAP...          104,344        130,292       219,555      (344,234)        109,957
                                               -------------  -------------  ------------  -------------  -------------
Total liabilities and stockholders' equity Ps       162,527        198,202       353,144      (429,645)        284,228
                                               -------------  -------------  ------------  -------------  -------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


Condensed consolidated income statements:

                                                                                            Adjustments
                                                               Combined        Combined         and           CEMEX
   For the year ended December 31, 2003             CEMEX      guarantors    non-guarantors eliminations   consolidated
--------------------------------------------    -----------------------------------------------------------------------
Net sales.................................. Ps         -           26,496         62,576         (7,027)        82,045
Operating income...........................             (60)        3,673          4,445         8,607          16,665
Net comprehensive financing result.........          (1,920)       (3,256)         1,087         1,026          (3,063)
Other income (expense), net................           4,741          (531)         3,550       (12,990)         (5,230)
Total IT, BAT and ESPS.....................             858           409         (1,274)       (1,214)         (1,221)
Equity in income of affiliates.............           3,582         5,688            210        (9,082)            398
                                                -------------  ------------  ------------  -------------  -------------
Consolidated net income....................           7,201         5,983          8,018       (13,653)          7,549
                                                -------------  ------------  ------------  -------------  -------------
   Minority interest.......................               -             -             22           326             348
                                                -------------  ------------  ------------  -------------  -------------
Majority interest net income............... Ps        7,201         5,983          7,996       (13,979)          7,201
                                                =============  ============  ============  =============  =============

                                                                                            Adjustments
                                                               Combined        Combined         and           CEMEX
   For the year ended December 31, 2004             CEMEX      guarantors    non-guarantors eliminations   consolidated
--------------------------------------------    -----------------------------------------------------------------------
Net sales.................................. Ps         -           27,579         72,312       (12,829)         87,062
Operating income...........................             (39)        3,779          4,535        11,508          19,783
Net comprehensive financing result.........           1,262           508          6,822        (7,168)          1,424
Other income (expense), net................          (1,208)         (478)         6,047        (9,530)         (5,169)
Total IT, BAT and ESPS.....................             313           365         (1,214)       (1,741)         (2,277)
Equity in income of affiliates.............          13,637        15,199          3,118       (31,526)            428
                                                -------------  ------------  ------------  -------------  -------------
Consolidated net income....................          13,965        19,373         19,308       (38,457)         14,189
                                                -------------  ------------  ------------  -------------  -------------
  Minority interest........................               -             -          3,332        (3,108)            224
                                                -------------  ------------  ------------  -------------  -------------
Majority interest net income............... Ps       13,965        19,373         15,976       (35,349)         13,965
                                                =============  ============  ============  =============  =============

                                                                                            Adjustments
                                                               Combined        Combined         and           CEMEX
   For the year ended December 31, 2005             CEMEX      guarantors    non-guarantors eliminations   consolidated
--------------------------------------------    -----------------------------------------------------------------------
Net sales.................................. Ps          -          27,398        148,347       (13,036)        162,709
Operating income...........................             (58)        3,761         12,968         9,738          26,409
Net comprehensive financing result.........          (2,031)         (493)        10,040        (4,916)          2,600
Other income (expense), net................            (768)         (440)         5,829        (7,993)         (3,372)
Total IT, BAT and ESPS.....................             635           482       (3,474)         (1,198)         (3,555)
Equity in income of affiliates.............          24,647        24,916          6,628       (55,263)            928
                                                -------------  ------------  ------------  -------------  -------------
Consolidated net income....................          22,425        28,226         31,991       (59,632)         23,010
                                                -------------  ------------  ------------  -------------  -------------
   Minority interest.......................               -             -         (6,792)         7,377             585
                                                -------------  ------------  ------------  -------------  -------------
Majority interest net income............... Ps       22,425        28,226         38,783       (67,009)         22,425
                                                =============  ============  ============  =============  =============

                                       CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                         December 31, 2003, 2004 and 2005
                           (Millions of constant Mexican Pesos as of December 31, 2005)


Condensed consolidated statements of changes in financial position:


                                                                                            Adjustments
                                                                Combined        Combined        and           CEMEX
    For the year ended December 31, 2003            CEMEX      guarantors    non-guarantors eliminations   consolidated
---------------------------------------------    ----------------------------------------------------------------------
Operating activities:
Majority interest net income................    Ps     7,201        5,983          7,996        (13,979)        7,201
Adjustments to reconcile to resources
provided by operating activities............          (1,775)      (3,407)        23,446         (7,639)       10,625
                                                 ----------------------------------------------------------------------
   Resources provided by operations.........           5,426        2,576         31,442        (21,618)       17,826
Net change in working capital...............          19,662       15,058        (45,017)        10,408           111
                                                 ----------------------------------------------------------------------
   Resources provided by operations, net....          25,088       17,634        (13,575)       (11,210)       17,937
Financing activities:
Bank loans and notes payable, net...........         (12,594)        (240)        10,833            122        (1,879)
Dividends paid..............................          (4,038)      (6,123)           152          5,971        (4,038)
Issuance of common stock....................           4,064            -              -              -         4,064
Repurchase of preferred stock by
subsidiaries................................               -            -         (8,036)           554        (7,482)
Others......................................             811       (9,109)         2,952          9,332         3,986
                                                 ----------------------------------------------------------------------
   Resources used in financing activities...         (11,757)     (15,472)         5,901         15,979        (5,349)
Investing activities:
Property, machinery and equipment, net......               -       (1,034)        (3,601)           285        (4,350)
Acquisitions, net of cash acquired..........          (7,505)      (2,160)        13,880         (5,149)         (934)
Dividends received..........................           5,605            -              -         (5,605)            -
Minority interest...........................               -            -           (933)            57          (876)
Deferred charges and others.................         (11,728)         686          7,216         (3,485)       (7,311)
                                                 ----------------------------------------------------------------------
   Resources used in investing activities...         (13,628)      (2,508)        16,562        (13,897)      (13,471)
   Change in cash and investments...........            (297)        (346)         8,888         (9,128)         (883)
   Cash and investments initial balance.....             415        2,071          3,545         (1,811)        4,220
                                                 ------------- ------------  ------------- -------------- -------------
   Cash and investments ending balance......    Ps       118        1,725         12,433        (10,939)        3,337
                                                 ============= ============  ============= ============== =============

                                          CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                            December 31, 2003, 2004 and 2005
                              (Millions of constant Mexican Pesos as of December 31, 2005)


                                                                                            Adjustments
                                                                Combined        Combined        and           CEMEX
    For the year ended December 31, 2004            CEMEX      guarantors    non-guarantors eliminations   consolidated
---------------------------------------------    ----------------------------------------------------------------------
Operating activities:
Majority interest net income................ Ps       13,965       19,373         15,976        (35,349)       13,965
Adjustments to reconcile to resources
provided by operating activities............         (11,214)     (13,937)        14,111         23,160        12,120
                                                 ----------------------------------------------------------------------
   Resources provided by operations.........           2,751        5,436         30,087        (12,189)       26,085
Net change in working capital...............            (888)      11,720         (9,656)        (3,450)       (2,274)
                                                 ----------------------------------------------------------------------
   Resources provided by operations, net....           1,863       17,156         20,431        (15,639)       23,811
Financing activities:
Bank loans and notes payable, net...........          (1,572)          61        (11,698)         9,307        (3,902)
Bank loans acquisition of RMC Group.........               -           -           9,019         (9,019)           -
Appreciation warrants.......................          (1,085)          -              -              -         (1,085)
Dividends paid..............................          (4,142)          -            (292)           292        (4,142)
Issuance of common stock....................           4,351           -              -              -          4,351
Issuance (repurchase) of preferred stock by
subsidiaries................................               -           -          (2,695)         1,936          (759)
Others......................................           (556)      (14,741)         4,914          8,633        (1,750)
                                                 ----------------------------------------------------------------------
   Resources used in financing activities...          (3,004)     (14,680)          (752)        11,149        (7,287)
Investing activities:
Property, machinery and equipment, net......               -         (671)        (4,309)         1,023        (3,957)
Acquisitions, net of cash acquired..........          (1,687)      (1,405)          (192)         3,105          (179)
Investment in RMC Group.....................               -           -          (9,019)           622        (8,397)
Dividends received..........................             272           -              -            (272)           -
Minority interest...........................               -           -          (1,506)           104        (1,402)
Deferred charges and others.................           2,546          (76)        (1,869)        (2,870)       (2,269)
                                                 ----------------------------------------------------------------------
   Resources used in investing activities...           1,131       (2,152)       (16,895)         1,712       (16,204)
   Change in cash and investments...........             (10)         324          2,784         (2,778)          320
   Cash and investments initial balance.....             118        1,725         12,433        (10,939)        3,337
                                                 ------------- ------------  ------------- -------------- -------------
   Cash and investments ending balance...... Ps          108        2,049         15,217        (13,717)        3,657
                                                 ============= ============  ============= ============== =============

                                       CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                         December 31, 2003, 2004 and 2005
                           (Millions of constant Mexican Pesos as of December 31, 2005)


                                                                                            Adjustments
                                                                Combined        Combined        and           CEMEX
    For the year ended December 31, 2005            CEMEX      guarantors    non-guarantors eliminations   consolidated
---------------------------------------------    ----------------------------------------------------------------------
Operating activities:
Majority interest net income................   Ps     22,425       28,226         38,783        (67,009)       22,425
Adjustments to reconcile to resources
provided by operating activities............         (22,497)     (23,652)        11,847         48,531        14,229
                                                 ----------------------------------------------------------------------
   Resources provided by operations.........             (72)       4,574         50,630        (18,478)       36,654
Net change in working capital...............          (5,905)      20,135        (27,014)        12,430          (354)
                                                 ----------------------------------------------------------------------
   Resources provided by operations, net....          (5,977)      24,709         23,616         (6,048)       36,300
Financing activities:
Bank loans and notes payable, net...........          10,380           60          4,377              -        14,817
Dividends paid..............................          (4,864)           -              -              -        (4,864)
Issuance of common stock from reinvestment
of dividends................................           4,537        9,088         (9,088)             -         4,537
Issuance of common stock under stock option
plan........................................              18            -              -              -            18
Others......................................            (911)     (15,202)         4,903          5,639        (5,571)
                                                 ----------------------------------------------------------------------
   Resources used in financing activities...           9,160       (6,054)           192          5,639         8,937
Investing activities:
Property, machinery and equipment, net......               -       (1,069)        (1,188)             -        (2,257)
Acquisitions, net of cash acquired..........         (10,165)     (16,747)        26,782            (85)         (215)
Investment in RMC Group.....................               -            -        (47,080)             -       (47,080)
Minority interest...........................               -            -           (155)             -          (155)
Deferred charges and others.................           6,874         (136)         6,101         (5,639)        7,200
                                                 ----------------------------------------------------------------------
   Resources used in investing activities...          (3,291)     (17,952)       (15,540)        (5,724)      (42,507)
   Change in cash and investments...........            (108)         703          8,268         (6,133)        2,730
   Cash and investments initial balance.....             108        2,049         15,217        (13,717)        3,657
                                                 ------------- ------------  ------------- -------------- -------------
   Cash and investments ending balance......   Ps          -        2,752         23,485        (19,850)        6,387
                                                 ============= ============  ============= ============== =============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


The tables below present consolidated balance sheets as of December 31, 2004 and 2005, and income statements and statements of changes in financial position for each of the three-year periods ended December 31, 2005 for the Guarantors. Such information presents in separate columns each individual Guarantor on a Parent Company-only basis, consolidation adjustments and eliminations, and the combined Guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined guarantors" column.

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

Guarantors' Combined Balance Sheets:

          December 31, 2004                                             Guarantors (Parent Company-only)
                                                         --------------------------------------------------------------
                                                                                          Adjustments      Combined
                                                             CEMEX                            and
               Assets                                        Mexico            ETM        eliminations    guarantors
               ------                                    ---------------  --------------  -------------  --------------
Current Assets
Cash and investments...............................  Ps             855           1,194             -            2,049
Trade accounts receivable, net.....................                  98               -             -               98
Other receivables and other current assets.........                 794             412          (310)             896
Related parties receivables........................               3,843           1,777        (1,846)           3,774
Inventories........................................               1,652               -           -              1,652
                                                         ---------------  --------------  -------------  --------------
   Total current assets............................               7,242           3,383        (2,156)           8,469
                                                         ---------------  --------------  -------------  --------------
Other Investments
Investments in subsidiaries and affiliates.........             142,391          30,400       (50,000)         122,791
Long-term related parties receivables..............                 149          35,123       (35,123)             149
Other investments..................................                 324               -             -              324
                                                         ---------------  --------------  -------------  --------------
   Total other investments.........................             142,864          65,523       (85,123)         123,264
                                                         ---------------  --------------  -------------  --------------
Property, machinery and equipment..................              31,758               -             -           31,758
                                                         ---------------  --------------  -------------  --------------
Intangible assets and deferred charges.............               1,883           4,430             -            6,313
                                                         ---------------  --------------  -------------  --------------
   Total Assets....................................  Ps         183,747          73,336       (87,279)         169,804
                                                         ===============  ==============  =============  ==============

       Liabilities and Stockholders' Equity
       ------------------------------------
Current Liabilities
Current maturities of long-term debt...............  Ps              39               -             -               39
Trade accounts payable.............................                 767               -             -              767
Other accounts payable and accrued expenses........               1,402             309          (310)           1,401
Related parties payables...........................              28,410              73        (1,846)          26,637
                                                         ---------------  --------------  -------------  --------------
   Total current liabilities.......................              30,618             382        (2,156)          28,844
                                                         ---------------  --------------  -------------  --------------
Total long-term debt...............................                  38               -             -               38
                                                         ---------------  --------------  -------------  --------------
Other Noncurrent Liabilities
Deferred income taxes..............................               7,808              75             -            7,883
Others.............................................                 214               -             -              214
Long-term related parties payables.................              40,585          22,879       (35,123)          28,341
                                                         ---------------  --------------  -------------  --------------
   Total other noncurrent liabilities..............              48,607          22,954       (35,123)          36,438
                                                         ---------------  --------------  -------------  --------------
   Total Liabilities...............................              79,263          23,336       (37,279)          65,320
                                                         ---------------  --------------  -------------  --------------
Stockholders' equity...............................              85,111          49,597       (49,597)          85,111
Net income.........................................              19,373             403          (403)          19,373
                                                         ---------------  --------------  -------------  --------------
   Total stockholders' equity......................             104,484          50,000       (50,000)         104,484
                                                         ---------------  --------------  -------------  --------------
   Total Liabilities and Stockholders' Equity......  Ps         183,747          73,336       (87,279)         169,804
                                                         ===============  ==============  =============  ==============

                                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                      December 31, 2003, 2004 and 2005
                        (Millions of constant Mexican Pesos as of December 31, 2005)


Guarantors' Combined Balance Sheets:

          December 31, 2005                                             Guarantors (Parent Company-only)
                                                         --------------------------------------------------------------
                                                                                          Adjustments      Combined
                                                             CEMEX                            and
               Assets                                        Mexico            ETM        eliminations    guarantors
               ------                                    ---------------  --------------  -------------  --------------
Current Assets
Cash and investments..............................   Ps           835           1,917              -             2,752
Trade accounts receivable, net....................                262               -              -               262
Other receivables and other current assets........                681             567           (103)            1,145
Related parties receivables.......................              2,017           8,043         (8,043)            2,017
Inventories.......................................              1,467               -              -             1,467
                                                       ----------------------------------------------------------------
    Total current assets..........................              5,262          10,527         (8,146)            7,643
                                                       ----------------------------------------------------------------
Other Investments
Investments in subsidiaries and affiliates........            167,751          35,001        (55,048)          147,704
Long-term related parties receivables.............             14,351          26,550        (34,304)            6,597
Other investments.................................                452              20              -               472
                                                       ----------------------------------------------------------------
    Total other investments.......................            182,554          61,571        (89,352)          154,773
                                                       ----------------------------------------------------------------
Property, machinery and equipment.................             29,252               -              -            29,252
                                                       ----------------------------------------------------------------
Intangible assets and deferred charges............              2,105           4,429              -             6,534
                                                       ----------------------------------------------------------------
    Total Assets..................................   Ps       219,173          76,527        (97,498)          198,202
                                                       ================================================================

       Liabilities and Stockholders' Equity
       ------------------------------------
Current Liabilities
Current maturities of long-term debt..............                 72               -              -                72
Trade accounts payable............................                976               -              -               976
Other accounts payable and accrued expenses.......              1,538             293           (103)            1,728
Related parties payables..........................             52,579               -          8,043)           44,536
                                                       ----------------------------------------------------------------
    Total current liabilities.....................             55,165             293         (8,146)           47,312
                                                       ----------------------------------------------------------------
Total long-term debt..............................                 65               -              -                65
                                                       ----------------------------------------------------------------
Other Noncurrent Liabilities
Deferred income taxes.............................              6,684             273              -             6,957
Others............................................                417               -              -               417
Long-term related parties payables................             26,550          20,913        (34,304)           13,159
                                                       ----------------------------------------------------------------
    Total other noncurrent liabilities............             33,651          21,186        (34,304)           20,533
                                                       ----------------------------------------------------------------
    Total Liabilities.............................             88,881          21,479        (42,450)           67,910
                                                       ----------------------------------------------------------------
Stockholders' equity..............................            102,066          49,396        (49,396)          102,066
Net income........................................             28,226           5,652         (5,652)           28,226
                                                       ----------------------------------------------------------------
    Total stockholders' equity....................            130,292          55,048        (55,048)          130,292
                                                       ----------------------------------------------------------------
    Total Liabilities and Stockholders' Equity....   Ps       219,173          76,527        (97,498)          198,202
                                                       ================================================================

                                         CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                           December 31, 2003, 2004 and 2005
                             (Millions of constant Mexican Pesos as of December 31, 2005)

Guarantors' Combined Income Statements:

                                                                           Guarantors (Parent Company-only)
                                                               ---------------------------------------------------
                                                                                       Adjustments
                                                                                           and           Combined
           For the year ended December 31, 2003                 CEMEX Mexico    ETM    eliminations     guarantors
                                                               -------------- -------- -------------  ------------
Net sales................................................  Ps        26,496         -             -        26,496
Cost of sales............................................            (9,518)        -             -        (9,518)
                                                               ---------------------------------------------------
     Gross profit........................................            16,978         -             -        16,978
     Total operating expenses............................           (13,304)        -            (1)      (13,305)
                                                               --------------------------------------------------
        Operating income.................................             3,674         -            (1)        3,673
                                                               --------------------------------------------------
        Net comprehensive financing result...............            (4,428)    1,172             -        (3,256)
                                                               --------------------------------------------------
Other income (expense), net..............................              (508)      (23)            -          (531)
                                                               --------------------------------------------------
Income before IT, BAT, ESPS and equity in affiliates.....            (1,262)    1,149            (1)         (114)
                                                               --------------------------------------------------
     Total IT, BAT and ESPS..............................               487       (78)            -           409
                                                               --------------------------------------------------
     Income before equity in income of affiliates........              (775)    1,071            (1)          295
        Equity in income of affiliates...................             6,758       815        (1,885)        5,688
                                                               --------------------------------------------------
     Net income..........................................  Ps         5,983     1,886        (1,886)        5,983
                                                               ==================================================


                                                                            Guarantors (Parent Company-only)
                                                                ------------------------------------------------------
                                                                                        Adjustments
                                                                                            and           Combined
           For the year ended December 31, 2004                  CEMEX Mexico    ETM    eliminations     guarantors
                                                                -------------- -------- -------------  ---------------
Net sales................................................  Ps        27,579          -            -          27,579
Cost of sales............................................           (10,252)         -            -         (10,252)
                                                               ------------------------------------------------------
     Gross profit........................................            17,327          -            -          17,327
     Total operating expenses............................           (13,548)         -            -         (13,548)
                                                               ------------------------------------------------------
        Operating income.................................             3,779          -            -           3,779
                                                               ------------------------------------------------------
        Net comprehensive financing result...............                18        490            -             508
                                                               ------------------------------------------------------
Other income (expense), net..............................              (419)       (59)           -            (478)
                                                               ------------------------------------------------------
Income before IT, BAT, ESPS and equity in affiliates.....             3,378        431            -           3,809
                                                               ------------------------------------------------------
     Total IT, BAT and ESPS..............................               756       (391)           -             365
                                                               ------------------------------------------------------
     Income before equity in income of affiliates........             4,134         40            -           4,174
        Equity in income of affiliates...................            15,239        363         (403)         15,199
                                                               -------------------------------------------------------
     Net income..........................................  Ps        19,373        403         (403)         19,373
                                                               ======================================================-


                                                                          Guarantors (Parent Company-only)
                                                                -------------------------------------------------------
                                                                                        Adjustments
                                                                                            and           Combined
           For the year ended December 31, 2005                  CEMEX Mexico    ETM    eliminations     guarantors
                                                                -------------- -------- -------------  ----------------
Net sales................................................  Ps         27,398         -             -          27,398
Cost of sales............................................            (10,548)        -             -         (10,548)
                                                                -------------------------------------------------------
     Gross profit........................................             16,850         -             -          16,850
     Total operating expenses............................            (13,089)        -             -         (13,089)
                                                                -------------------------------------------------------
        Operating income.................................              3,761         -             -           3,761
                                                                -------------------------------------------------------
        Net comprehensive financing result...............             (2,118)    1,625             -            (493)
                                                                -------------------------------------------------------
Other income (expense), net..............................               (267)     (173)            -            (440)
                                                                -------------------------------------------------------
Income before IT, BAT, ESPS and equity in affiliates.....              1,376     1,452             -           2,828
                                                                -------------------------------------------------------
     Total IT, BAT and ESPS..............................                679      (197)            -             482
                                                                -------------------------------------------------------
     Income before equity in income of affiliates........              2,055     1,255             -           3,310
        Equity in income of affiliates...................             26,171     4,397        (5,652)         24,916
                                                                -------------------------------------------------------
     Net income..........................................  Ps         28,226     5,652        (5,652)         28,226
                                                                =======================================================


                                        CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                          December 31, 2003, 2004 and 2005
                            (Millions of constant Mexican Pesos as of December 31, 2005)


Guarantors' Combined Statements of Changes in Financial Position:


                                                                            Guarantors (Parent Company-only)
                                                                -------------------------------------------------------
                                                                                        Adjustments
                                                                                            and           Combined
           For the year ended December 31, 2003                  CEMEX Mexico    ETM    eliminations     guarantors
                                                                -------------- -------- -------------  ----------------
Operating activities
Net income                                                  Ps      5,983        1,886        (1,886)        5,983
Adjustments to reconcile to resources provided by
operating activities......................................         (5,396)         103         1,886        (3,407)
                                                                -------------- -------- -------------  ----------------
Resources provided by operating activities................            587        1,989           -           2,576
    Net change in working capital.........................         41,659        1,146       (27,747)       15,058
                                                                -------------- -------- -------------  ----------------
    Net resources provided by operating activities........         42,246        3,135       (27,747)       17,634
                                                                -------------- -------- -------------  ----------------
Financing activities
Bank loans and notes payable, net.........................           (274)          35            (1)         (240)
Dividends.................................................         (6,123)           -             -        (6,123)
Long-term related parties receivables and payables, net...        (42,057)           -        32,910        (9,147)
Other noncurrent assets and liabilities, net..............             38       (7,012)        7,012            38
                                                                -------------- -------- -------------  ----------------
Resources used in financing activities....................         (48,416)      (6,977)      39,921       (15,472)
                                                                -------------- -------- -------------  ----------------
Investing activities
Property, plant and equipment, net........................         (1,034)           -             -        (1,034)
Investments in subsidiaries and affiliates................          5,948       (1,096)       (7,012)       (2,160)
Deferred charges..........................................            654            -             -           654
Other investments.........................................             32        5,163        (5,163)           32
                                                                -------------- -------- -------------  ----------------
    Resources used in investing activities................          5,600        4,067       (12,175)       (2,508)
                                                                -------------- -------- -------------  ----------------
    Change in cash and investments........................           (570)         225            (1)         (346)
    Cash and investments initial balance..................          1,404          667             -         2,071
                                                                -------------- -------- -------------  ----------------
    Cash and investments ending balance...................  Ps        834          892            (1)        1,725
                                                                ============== ======== =============  ================


                                                                            Guarantors (Parent Company-only)
                                                                -------------------------------------------------------
                                                                                        Adjustments
                                                                                            and           Combined
           For the year ended December 31, 2004                  CEMEX Mexico    ETM    eliminations     guarantors
                                                                -------------- -------- -------------  ----------------
Operating activities
Net income................................................  Ps     19,373          403          (403)       19,373
Adjustments to reconcile to resources provided by
operating activities......................................        (14,052)        (288)          403       (13,937)
                                                                -------------- -------- -------------  ----------------
Resources provided by operating activities................          5,321          115             -         5,436
    Net change in working capital.........................          8,428        3,180           112        11,720
                                                                -------------- -------- -------------  ----------------
    Net resources provided by operating activities........         13,749        3,295           112        17,156
                                                                -------------- -------- -------------  ----------------
Financing activities
Bank loans and notes payable, net.........................             61            -             -            61
Dividends.................................................              -            -             -             -
Long-term related parties receivables and payables, net...        (12,673)      22,879       (24,993)      (14,787)
Other noncurrent assets and liabilities, net..............             46            -             -            46
                                                                -------------- -------- -------------  ----------------
Resources used in financing activities....................        (12,566)      22,879       (24,993)      (14,680)
                                                                -------------- -------- -------------  ----------------
Investing activities
Property, plant and equipment, net........................           (671)           -             -          (671)
Investments in subsidiaries and affiliates................           (453)     (25,834)       24,882         (1,405)
Deferred charges..........................................           (183)         (38)            -          (221)
Other investments.........................................            145            -             -           145
                                                                -------------- -------- -------------  ----------------
    Resources used in investing activities................         (1,162)     (25,872)       24,882        (2,152)
                                                                -------------- -------- -------------  ----------------
    Change in cash and investments........................             21          302             1           324
    Cash and investments initial balance..................            834          892            (1)        1,725
                                                                -------------- -------- -------------  ----------------
    Cash and investments ending balance...................  Ps        855        1,194             -         2,049
                                                                ============== ======== =============  ================

                                        CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                                          December 31, 2003, 2004 and 2005
                            (Millions of constant Mexican Pesos as of December 31, 2005)

Guarantors' Combined Statements of Changes in Financial Position:


                                                                            Guarantors (Parent Company-only)
                                                                -------------------------------------------------------
                                                                                        Adjustments
                                                                                            and           Combined
           For the year ended December 31, 2005                  CEMEX Mexico    ETM    eliminations     guarantors
                                                                -------------- -------- -------------  ----------------
Operating activities
Net income................................................  Ps       28,226      5,652        (5,652)        28,226
Adjustments to reconcile to resources provided by
operating activities......................................          (25,104)    (4,200)        5,652        (23,652)
                                                                -------------- -------- -------------  ----------------
Resources provided by operating activities................            3,122      1,452             -          4,574
    Net change in working capital.........................           26,294         55        (6,214)        20,135
                                                                -------------- -------- -------------  ----------------
    Net resources provided by operating activities........           29,416      1,507        (6,214)        24,709
                                                                -------------- -------- -------------  ----------------
Financing activities
Bank loans and notes payable, net.........................               60          -             -             60
Stockholders contribution.................................            9,088          -             -          9,088
Long-term related parties receivables and payables, net...          (14,035)    (8,232)        7,085        (15,182)
Other noncurrent assets and liabilities, net..............                -        (20)            -            (20)
                                                                -------------- -------- -------------  ----------------
Resources used in financing activities....................           (4,887)    (8,252)        7,085         (6,054)
                                                                -------------- -------- -------------  ----------------
Investing activities
Property, plant and equipment, net........................           (1,069)         -             -         (1,069)
Investments in subsidiaries and affiliates................          (23,363)     7,487          (871)       (16,747)
Deferred charges..........................................             (117)       (19)            -           (136)
Other investments.........................................                -          -             -              -
                                                                -------------- -------- -------------  ----------------
    Resources used in investing activities................          (24,549)     7,468          (871)       (17,952)
                                                                -------------- -------- -------------  ----------------
    Change in cash and investments........................              (20)       723             -            703
    Cash and investments initial balance..................              855      1,194             -          2,049
                                                                -------------- -------- -------------  ----------------
    Cash and investments ending balance...................  Ps          835      1,917             -          2,752
                                                                ============== ======== =============  ================

Guarantors--Cash and investments

At December 31, 2004 and 2005, ETM's temporary investments are primarily comprised of CEMEX CPOs. In June 2004 and 2005, CEMEX issued 650,424 CPOs and 1,794,446 CPOs, respectively, through dividends to ETM amounting to Ps18 and Ps60, respectively.

Guarantors--Trade receivables

During December 2002, CEMEX Mexico and one of its subsidiaries established sales of trade accounts receivable program ("securitization program"). With this program, these companies effectively transferred control, risks and benefits related to some of the trade accounts receivable balances. As of December 31, 2004 and 2005, these balances amounted to Ps 1,778 and Ps1,663 from CEMEX Mexico, respectively, and Ps 1,460 and Ps1,592 from its subsidiary, respectively.

Guarantors--Investment in affiliates

At December 31, 2004 and 2005, of the Guarantors' total investment in affiliates, which are accounted for under the equity method, Ps 122,539 and Ps147,445, respectively, correspond to investments in non-guarantors, and Ps 252 in 2004 and Ps259 in 2005, are related to minority investments in third parties.

At December 31, 2004 and 2005, the main Guarantors' investments in non-guarantors are in CEMEX Concretos, S.A. de C.V and CEMEX Internacional, S.A. de C.V., which together integrate the ready-mix concrete operations and export trading activities in Mexico; and CEDICE, which is the parent company of the international operations of CEMEX.

Guarantors--Indebtedness

At December 31, 2004 and 2005, the Guarantors had total indebtedness of U.S.$6.7
(Ps77) and U.S.$13 (Ps137), respectively. At December 31, 2004 and 2005, the average annual interest rate of this indebtedness was approximately 9.9% during 2004 and 2005. Of the total indebtedness of the Guarantors at December 31, 2005, approximately U.S.$6.8 (Ps72) matures in 2006 and U.S.$6.1 (Ps.65) matures in 2007 and thereafter.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


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

                          Guarantors                                         Assets                 Liabilities
                                                                             ------                 -----------
                     At December 31, 2004                            Short-Term   Long-Term   Short-Term   Long-Term
                                                                     ----------   ---------   ----------   ---------
CEMEX, S.A. de C.V...........................................    Ps        939         -              -      28,341
CEMEX Central, S.A. de C.V...................................            1,385         -              -           -
CEMEX Concretos, S.A. de C.V.................................              247         -              -           -
Corporacion Gouda, S.A. de C.V...............................              131         -              -           -
Incalpa, S.A. de C.V. ..................................... .              644         -              -           -
Construmexcla, S.A. de C.V. .................................                -         -          6,369           -
CEMEX Irish Investments Company Limited. ....................                -         -          4,852           -
CEMEX Trademarks Worldwide...................................                -         -          5,589           -
Servicios CEMEX Mexico, S.A. de C.V. ........................                -         -            344           -
Inmobiliaria Rio la Silla, S.A. de C.V......................                 -       149            73            -
Centro Distribuidor de Cemento, S.A. de C.V. ................                -         -          2,697           -
Petrocemex, S.A. de C.V.....................................                 -         -          4,208           -
CEMEX Internacional, S.A. de C.V.............................                -         -            312           -
Turismo CEMEX, S.A. de C.V.. ................................                -         -          1,105           -
Others.......................................................              428         -          1,088           -
                                                                     ----------   ---------   ----------   ---------
                                                                 Ps      3,774       149         26,637      28,341
                                                                     ==========   =========   ==========   =========


                          Guarantors                                         Assets                 Liabilities
                                                                             ------                 -----------
                     At December 31, 2005                            Short-Term   Long-Term   Short-Term   Long-Term
                                                                     ----------   ---------   ----------   ---------
 Proveedora Mexicana de Materiales, S.A. de C.V. ...........     Ps        845           -            -          -
 CEMEX Concretos, S.A. de C.V. ..............................              617       6,500            -          -
 CEMEX, S.A. de C.V. ........................................              314                        -     13,159
 CEMEX International Finance Co. ............................                -           -       18,706          -
 Arkio de Mexico S.A. de C.V. ...............................                -           -        6,746          -
 CEMEX Irish Investments Company Limited.  ..................                -           -        4,555          -
 Petrocemex, S.A. de C.V.. ..................................                -           -        4,376          -
 Centro Distribuidor de Cemento, S.A. de C.V.  ..............                -           -        3,504          -
 Turismo CEMEX, S.A. de C.V..  ..............................                -           -        1,320          -
 CEMEX Central, S.A. de C.V.. ..............................                 -           -        1,301          -
 MexCement Holdings   .......................................                -           -        1,124          -
 Profesionales en Logistica de Mexico S.A. de C.V. .........                 -           -        1,040          -
 CEMEX Internacional, S.A. de C.V. ..........................                -           -          345          -
 Inmobiliaria Rio la Silla, S.A. de C.V. ....................                -          97           73          -
 Others .....................................................               241          -        1,446          -
                                                                      ----------   ---------  ----------  ---------
                                                                Ps        2,017      6,597       44,536     13,159
                                                                      ==========   =========  ==========   =========



The principal transactions carried out with affiliated companies are as follows:

                                                                                  Years ended December 31,
                                                                      -------------------------------------------------
                   Guarantors                                             2003               2004             2005
                                                                      --------------     -------------    -------------
Net sales......................................................... Ps         3,964             4,693            5,605
Purchases.........................................................           (1,422)           (1,423)          (1,476)
Selling and administrative expenses ..............................           (8,872)           (7,914)          (6,786)
Financial expense.................................................           (5,112)           (2,916)          (6,999)
Financial income .................................................              371               890            2,032
Other expense, net ............................................... Ps           304               598             (571)
                                                                      ==============     =============    =============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


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

Guarantors--U.S. GAAP reconciliation of net income and stockholders' equity:

As discussed at the beginning of this note 25, the following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP and the effect on net income and stockholders' equity are presented below, with an explanation of the adjustments, as follows:

                                                                                    Years ended December 31,
                                                                         -----------------------------------------------
                                                                             2003            2004             2005
                                                                         ------------  ---------------   ---------------
Net income reported under Mexican GAAP...........................    Ps       5,983           19,373            28,226
Approximate U.S. GAAP adjustments:
1. Deferred income taxes and ESPS (note B).......................               (9)             (557)              107
2. Other employees' benefits (note C)............................                38               11              (171)
3. Inflation adjustment of machinery and equipment (note D)......             (127)             (112)             (188)
4. Other U.S. GAAP adjustments (note E)..........................             (181)            1,195             1,065
5. Monetary position result (note F).............................               122              188               103
                                                                         ------------  ---------------   ---------------
    Total approximate U.S. GAAP adjustments......................             (157)              725               916
                                                                         ------------  ---------------   ---------------
    Total approximate net income under U.S. GAAP.................    Ps       5,826           20,098            29,142
                                                                         ============  ===============   ===============
>
                                                                                             At December 31,
                                                                                  -------------------------------------
                                                                                       2004                 2005
                                                                                  ----------------     ----------------
Total stockholders' equity under Mexican GAAP....................             Ps          104,484              130,292
Approximate U.S. GAAP adjustments:
1. Effect of pushdown of goodwill, net (note A)..................                           1,744                1,839
2. Deferred income taxes and ESPS (note B).......................                          (3,346)              (3,485)
3. Other employees' benefits (note C)............................                             (92)                (171)
4. Inflation adjustment for machinery and equipment (note D).....                           1,863                3,546
5. Other U.S. GAAP adjustments (note E)..........................                           6,856               16,886
                                                                                  ----------------     ----------------
    Total approximate U.S. GAAP adjustments......................                           7,025               18,615
                                                                                  ----------------     ----------------
    Total approximate stockholders' equity under U.S. GAAP.......             Ps          111,509              148,907
                                                                                  ================     ================

Guarantors--Notes to the U.S. GAAP reconciliation:

A.   Business Combinations

In 1989 and 1990, through an exchange of its shares with CEMEX, CEMEX Mexico acquired substantially all its Mexican subsidiaries from CEMEX. The original excess of the purchase price paid by CEMEX over the fair value of the net assets of these subsidiaries was Ps 7,876, of which Ps 4,074 were recorded in ETM under Mexican GAAP at the time of the acquisition. The net adjustment in the Guarantors stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill, after eliminating the amounts recorded under Mexican GAAP, was Ps 854 in 2004 and Ps1,175 in 2005.

In addition, during 1995, CEMEX acquired an additional 24.2% equity interest in TOLMEX, S.A. de C.V. ("TOLMEX"), through a public exchange offer pursuant to which CEMEX exchanged its own shares for TOLMEX's shares. TOLMEX merged during 1999 with other Mexican subsidiaries creating CEMEX Mexico. The excess of the purchase price paid by CEMEX over the fair value of the net assets of TOLMEX was Ps 1,002. The net adjustment in the Guarantors' stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill was Ps 890 in 2004 and Ps664 in 2005.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


As mentioned in note 25(a), for purposes of the reconciliation to U.S. GAAP, CEMEX adopted SFAS 142 and SFAS 144 in 2002. As a result of this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP and, therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is adjusted for purposes of the reconciliation of net income and stockholders' equity.

B.   Deferred income taxes and Employees' Statutory Profit Sharing

Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at December 31, 2004 and 2005, represented expense of Ps 418 and expense of Ps719, respectively. In addition, deferred ESPS adjustment to U.S. GAAP was an expense of Ps 2,928 in 2004 and an expense of Ps2,811 in 2005.

C.   Other employees' benefits

Under U.S. GAAP, post-employment benefits for former or inactive employees, including severance payments which are not part of a specific event of restructuring, are accrued over an employee's service life. Until December 31, 2004 under Mexican GAAP, severance payments, which were not part of a business restructuring or a substitution for pension benefits, were recognized in earnings in the period in which they were paid. Beginning January 1, 2005, according to newly issued Mexican GAAP, severance payments should also be accrued over the employee's service life according to actuarial computations, in a manner similar to U.S. GAAP (note 14).

For the years ended December 31, 2003, 2004 and 2005, severance provisions recorded for U.S. GAAP purposes resulted in income of Ps38, income of Ps11 and expense of Ps9, respectively, with an accrual of Ps92 and Ps108 at December 31, 2004 and 2005, respectively. At December 31, 2005, the provision for severance payments under U.S. GAAP amounted to approximately Ps108, approximately Ps101 higher that the provision accrued under Mexican GAAP. The difference between the provision under U.S. GAAP and Mexican GAAP represents the cumulative initial effect from the accounting change under Mexican GAAP, which was recognized as of January 1, 2005 as part of the unrecognized net transition obligation (note 14), net of the amortization expense recorded under Mexican GAAP during 2005 related to such transition obligation.

In connection with the change from defined benefit scheme to defined contribution scheme for a portion of the Company's employees in Mexico effective January 10, 2006 (note 14), considering that such change was a material event which occurred before the issuance of the financial statements, under Mexican GAAP, CEMEX recognized at December 31, 2005, a nonrecurring net expense of approximately Ps203 related to: 1) an event of settlement of obligations, which represented an income of approximately Ps162; and 2) an event of curtailment, which represented an expense of approximately Ps365. The results from the change in the pension plans were determined using a methodology consistent with the rules set forth by SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". For purposes of the reconciliation of net income to U.S. GAAP, according to the provisions of SFAS 88, settlement events should be recognized in the year in which the settlement occurred. As a result, in the reconciliation of net income to U.S. GAAP, the settlement income of approximately Ps162 (Ps117 after tax) recognized under Mexican GAAP was canceled against the provision of pensions and other postretirement benefits under U.S. GAAP.

D.   Inflation Adjustment of Machinery and Equipment

As previously mentioned in note 25(i), for purposes of the U.S. GAAP reconciliation, fixed assets of foreign origin were restated using the inflation factor arising from the Consumer Price Index ("CPI") of each country, and depreciation is based upon the revised amounts.

E.   Other U.S. GAAP adjustments

Subsidiary companies--The Guarantors have adjusted their investment and their equity in the earnings of subsidiary companies for the share of the approximate U.S. GAAP adjustments applicable to these affiliates. The net effect in the stockholders' equity reconciliation to U.S. GAAP at December 31, 2004 was an income of Ps 6,856 and an expense of Ps16,886 in 2005. The effect on the net income reconciliation to U.S. GAAP was an expense of Ps 181 in 2003, and income of Ps 1,195 in 2004 and Ps1,065 in 2005. From the U.S. GAAP adjustments to subsidiary companies in the Guarantors' reconciliation of stockholders' equity, expense of Ps 3,346 in 2004 and expense of Ps3,485 in 2005, are related to deferred IT and deferred ESPS.

F.   Monetary position result

Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined in accordance with the CPI inflation factor for the period.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)


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

For the Guarantors, the following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2003, 2004 and 2005, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power:

                                                    Years ended December 31,
                                              ----------------------------------
                                                2003         2004        2005
                                              ---------    ----------  ---------
 Net cash provided by
    operating activities..................  Ps    6,970      17,388      27,827
 Net cash provided by (used in)
    financing activities..................       (5,886)         31       9,085
 Net cash used in investing activities....       (1,561)    (17,355)    (36,909)
                                              ==========   ==========  =========

Net cash flow from operating activities reflects cash payments for interests and income taxes as follows:

                                                    Years ended December 31,
                                              ----------------------------------
                                                2003         2004        2005
                                              ---------    ----------  ---------
 Interest paid............................    Ps   150          -             -
 Income taxes paid........................           -          1            23
                                              =========    ==========  =========


Guarantors' non-cash activities are comprised of the following:

Dividends declared to CEMEX amounting to Ps6,460.0 in 2003 were recognized by the Guarantors as accounts payable to CEMEX as of December 31, 2003.

Contingent liabilities of the Guarantors

As of December 31, 2004 and 2005, CEMEX Mexico and ETM guaranteed debt of CEMEX in the amount of U.S.$ 3,088 (Ps32,988) and U.S.$3,780 (Ps40,145) (note 12C).

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                                  ON SCHEDULES


The Board of Directors and Stockholders
CEMEX, S.A. de C.V.:



Under the date of January 27, 2006, we reported on the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2003, 2004 and 2005, which are included in this annual report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the annual report. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



KPMG Cardenas Dosal, S.C.




/s/ Leandro Castillo Parada

Monterrey, N.L. Mexico
January 27, 2006

                                                                                                SCHEDULE I


                              CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)

                                           Balance Sheets
                    (Millions of constant Mexican Pesos as of December 31, 2005)

                                                                                         December 31,
                                                                                 --------------------------
     Assets                                                            Note         2004            2005
                                                                                 -----------    -----------
Current Assets
   Cash and investments ............................................          Ps        108           -
   Other accounts receivable........................................    C             1,014           761
   Related parties accounts receivable..............................    H               712           499
                                                                                 -----------    -----------
       Total current assets.........................................                  1,834         1,260
                                                                                 -----------    -----------
Investments And Noncurrent Receivables
   Investments in subsidiaries and affiliated companies.............    D           100,467       132,795
   Other investments and noncurrent accounts receivable.............                    897         2,574
   Long-term related parties accounts receivable....................    H            34,037        20,913
                                                                                 -----------    -----------
       Total investments and noncurrent accounts receivable.........                135,401       156,282
                                                                                 -----------    -----------
Land and Buildings
   Land.............................................................                  1,691         1,691
   Buildings........................................................                    434           434
   Accumulated depreciation.........................................                   (257)          (261)
                                                                                 -----------    -----------
       Total land and buildings.....................................                  1,868         1,864
                                                                                 -----------    -----------
Intangible Assets and Deferred Charges..............................    E             4,259         3,121
                                                                                 -----------    -----------
       Total Assets.................................................          Ps    143,362       162,527
                                                                                 ===========    ===========

     Liabilities and Stockholders' Equity

 Current Liabilities
   Bank loans.......................................................    G     Ps      1,588         2,039
   Current maturities of long-term debt.............................    G             1,812         4,365
   Other accounts payable and accrued expenses......................    F               674           452
   Related parties accounts payable.................................    H             6,554           405
                                                                                 -----------    -----------
       Total current liabilities....................................                 10,628         7,261
                                                                                 -----------    -----------
Long Term Debt
   Bank loans.......................................................    G             9,529        17,967
   Notes payable....................................................    G            15,020        16,511
   Current maturities of long-term debt.............................    G            (1,812)       (4,365)
   Long-term related parties accounts payable.......................    H            24,933        20,313
                                                                                 -----------    -----------
       Total long-term debt.........................................                 47,670        50,426
                                                                                 -----------    -----------
       Other noncurrent liabilities.................................                  1,407           496
                                                                                 -----------    -----------
       Total Liabilities............................................                 59,705        58,183
                                                                                 -----------    -----------

Stockholders' Equity
   Common stock-historical cost basis ..............................                     62            64
   Common stock-accumulated inflation adjustments...................                  3,735         3,735
   Additional paid-in capital.......................................                 42,580        47,133
   Deficit in equity restatement....................................                (80,958)      (82,387)
   Cumulative initial deferred income tax effects...................                  1,208         1,208
   Retained earnings................................................                103,065       112,166
   Net income.......................................................                 13,965        22,425
                                                                                 -----------    -----------
       Total stockholders' equity...................................                 83,657       104,344
                                                                                 -----------    -----------
       Total Liabilities and Stockholders' Equity ..................          Ps    143,362       162,527
                                                                                 ===========    ===========

            See accompanying notes to Parent Company-only financial statements.

                                                                                                  SCHEDULE I (Continued)

                                          CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)

                                                     Statements of Income
                 (Millions of constant Mexican Pesos as of December 31, 2005, except for earnings per share)

                                                                                   ---------------------------------------
                                                                                           Years ended December 31,
                                                                                   ---------------------------------------
                                                                         Note         2003           2004           2005
                                                                                   ----------    -----------    ----------
Equity in income of subsidiaries and affiliates........................               2,722          12,661       23,650
Rental income..........................................................                 299             287          273
License fees...........................................................                 561             689          724
                                                                                   ----------    -----------    ----------
   Total revenues......................................................   H           3,582          13,637       24,647
                                                                                   ----------    -----------    ----------

Administrative expenses................................................                  (60)           (39)          (58)
                                                                                   ----------    -----------    ----------
   Operating income....................................................               3,522          13,598       24,589
                                                                                   ----------    -----------    ----------

Comprehensive financing result:
     Financial expense.................................................               (3,347)        (2,685)       (4,622)
     Financial income..................................................               3,333           1,540        1,592
     Results from valuation and liquidation of financial instruments...                  16             459          932
     Foreing exchange result, net......................................               (2,788)           847          (779)
     Monetary position result..........................................                 866           1,101          846
                                                                                   ----------    -----------    ----------
       Net comprehensive financing result..............................               (1,920)         1,262        (2,031)
                                                                                   ----------    -----------    ----------

Other income (expense), net............................................   H           4,741          (1,208)         (768)
                                                                                   ----------    -----------    ----------

   Income before income taxes..........................................               6,343          13,652       21,790

Income tax benefit and business assets tax, net........................   K             858             313          635
                                                                                   ----------    -----------    ----------

   Net income..........................................................               7,201          13,965       22,425
                                                                                   ==========    ===========    ==========

   Basic earnings per share............................................    L           0.76            1.40         2.16

   Diluted earnings per share..........................................    L           0.74            1.39         2.15
                                                                                   ==========    ===========    ==========

           See accompanying notes to Parent Company-only financial statements.

                                                                                                       SCHEDULE I (Continued)

                                          CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)

                                         Statements of Changes in Financial Position
                                (Millions of constant Mexican Pesos as of December 31, 2005)
                                                                           ---------------------------------------------------
                                                                                         Years ended December 31,
                                                                           ---------------------------------------------------
                                                                                 2003              2004              2005
                                                                           ---------------   ---------------   ---------------
Operating activities
   Net income.........................................................  Ps         7,201            13,965            22,425
   Adjustments to reconcile to resources provided by operating activities:
     Depreciation of properties.......................................                 6                 7                 4
     Amortization of deferred charges and credits, net................               347               355               128
     Deferred income tax charged to results...........................               594             1,085             1,021
     Equity in income of subsidiaries and affiliates..................            (2,722)          (12,661)          (23,650)
                                                                           ---------------   ---------------   ---------------
       Resources provided by (used in) operating activities...........             5,426             2,751               (72)
                                                                           ---------------   ---------------   ---------------
   Changes in working capital:
     Other accounts receivable........................................               447              (241)              253
     Short-term related parties accounts receivable and payable, net..            19,374             1,736            (5,936)
     Other accounts payable and accrued expenses......................              (159)           (2,383)             (222)
                                                                           ---------------   ---------------   ---------------
         Net change in working capital................................            19,662              (888)           (5,905)
                                                                           ---------------   ---------------   ---------------
      Net resources provided by (used in) operating activities........            25,088             1,863            (5,977)
                                                                           ---------------   ---------------   ---------------
Financing activities
   Proceeds from bank loans (repayments), net.........................           (10,198)            5,883             8,889
   Notes payable, net.................................................            (2,396)           (7,455)            1,491
   Liquidation of optional instruments................................                -             (1,085)                -
   Dividends paid.....................................................            (4,038)           (4,142)           (4,864)
   Issuance of common stock from stock dividend elections.............             4,017             4,282             4,537
   Issuance of common stock under stock option programs...............                47                69                18
   Disposal of shares under repurchase program........................               420                 -                 -
   Other financing activities, net....................................               391              (556)             (911)
                                                                           ---------------   ---------------   ---------------
       Resources provided by (used in) financing activities...........           (11,757)           (3,004)            9,160
                                                                           ---------------   ---------------   ---------------
Investing activities
   Long-term related parties accounts receivable, net.................           (11,210)            2,066             8,504
   Net change in investment in subsidiaries...........................            (7,505)           (1,687)          (10,165)
   Dividends received.................................................             5,605               272               -
   Deferred charges...................................................               (52)              276                52
   Other noncurrent accounts receivable...............................              (466)              204            (1,682)
                                                                           ---------------   ---------------   ---------------
       Resources provided by (used in) investing activities...........           (13,628)            1,131            (3,291)
                                                                           ---------------   ---------------   ---------------
       Increase (decrease) in cash and investments....................              (297)              (10)             (108)
       Cash and investments at beginning of year......................               415               118               108
                                                                           ---------------   ---------------   ---------------
       Cash and investments at end of year............................ Ps            118               108                 -
                                                                           ===============   ===============   ===============

           See accompanying notes to Parent Company-only financial statements.

                               CEMEX, S.A. DE C.V.
              NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS
                     As of December 31, 2003, 2004 and 2005
          (Millions of constant Mexican pesos as of December 31, 2005)


1.   DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (CEMEX or the Company) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement, ready-mix concrete and aggregates.

B.   SIGNIFICANT ACCOUNTING POLICIES

B.1) BASIS OF PRESENTATION AND DISCLOSURE

The financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which recognize the effects of inflation on the financial information.

The preparation of the Parent Company's financial statements considered, when applicable, the same accounting policies listed in note 3 to CEMEX and subsidiaries' consolidated financial statements included elsewhere in this annual report.

In addition, this section includes references to other notes to the consolidated financial statements, in those cases when information also refers to the Parent Company.

B.2)  RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the Parent Company's financial statements of prior periods were determined using Mexican inflation.

                                                                  Factor using
                                                                     Mexican
                                                                    inflation
                                                                 ---------------
2002 to 2003....................................................      1.0387
2003 to 2004....................................................      1.0539
2004 to 2005....................................................      1.0300
                                                                 ---------------

C.   OTHER ACCOUNTS RECEIVABLE

As of December 31, 2004 and 2005, other short-term accounts receivable of the Parent Company consist of:

                                                               2004      2005
                                                            ---------- ---------
Non-trade receivables.................................... Ps      236       225
Advances and valuation of derivative instruments (1).....         403        53
Other refundable taxes...................................         375       483
                                                            ---------- ---------
                                                          Ps    1,014       761
                                                            ========== =========

(1) See notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report


D.   INVESTMENTS IN SUBSIDIARIES AND AFFILIATES

As of December 31, 2004 and 2005, investments of the Parent Company in subsidiaries and affiliated companies, accounted for by the equity method, are as follows:

                                                              2004       2005
                                                            ---------- ---------
Book value at acquisition date..........................  Ps   67,143    78,126
Revaluation by equity method............................       33,324    54,669
                                                            ---------- ---------
                                                          Ps  100,467   132,795
                                                            ========== =========

                               CEMEX, S.A. DE C.V.
        NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2003, 2004 and 2005
          (Millions of constant Mexican pesos as of December 31, 2005)


E.   INTANGIBLE ASSETS AND DEFERRED CHARGES

As of December 31, 2004 and 2005, intangible assets of indefinite life and deferred charges of the Parent Company are summarized as follows:

                                                              2004       2005
                                                           ---------- ---------
Intangible assets of indefinite useful life:
Goodwill................................................Ps     2,143      2,080
Accumulated amortization ...............................        (193)      (187)
                                                           ---------- ---------
                                                               1,950      1,893
Deferred charges:
Deferred financial expenses.............................         203        163
Deferred taxes..........................................       2,029      1,009
Others..................................................         390        378
Accumulated amortization ...............................        (313)      (322)
                                                           ---------- ---------
                                                        Ps     2,309      1,228
                                                           ---------- ---------
                                                               4,259      3,121
                                                           ========== =========

F.   OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payable and accrued expenses of the Parent Company as of December 31, 2004 and 2005 consist of:

                                                             2004       2005
                                                           ---------- ---------
Accounts payable and accrued expenses..................Ps           1         1
Interests payable......................................           212       256
Taxes payable..........................................           178       190
Dividends payable......................................             5         5
Valuation of derivative instruments (1)................           278         -
                                                           ---------- ---------
                                                       Ps         674       452
                                                           ========== =========

(1) See notes 12 and 17 to our consolidated financial statements included elsewhere in this annual report

Short-term provisions primarily consist of: (i) accruals for insurance payments and (ii) accruals related to the portion of legal assessments to be settled in short-term. Commonly, these amounts are revolving in nature and are to be settled and replaced by similar amounts within the next 12 months.

G.   SHORT-TERM AND LONG-TERM BANK LOANS AND NOTES PAYABLE

The maturities of long-term debt of the Parent Company as of December 31, 2005 are as follows:

                                                                      Parent
                                                                     ----------
2007..............................................................Ps    2,930
2008..............................................................      8,383
2009..............................................................     11,776
2010..............................................................      5,522
2011 and thereafter...............................................Ps    1,502
                                                                     ----------
                                                                       30,113
                                                                     ==========

As of December 31, 2004 and 2005, 90% and 41%, respectively of the Parent Company's short-term debt is denominated in dollars. Relating to long-term debt, 84% and 62% is denominated in dollars in 2004 and 2005, respectively. The remaining debt, in both years, is primarily denominated in Mexican pesos.

In the Parent Company's balance sheet at December 31, 2004 and 2005, there were short-term debt transactions, classified as long-term debt, for U.S.$350 (Ps3,717) and U.S.$125 (Ps1,328), respectively, due to the Company's ability and the intention to refinance such indebtedness with the available amounts of committed long-term lines of credit.

                               CEMEX, S.A. DE C.V.
        NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2003, 2004 and 2005
          (Millions of constant Mexican pesos as of December 31, 2005)


H.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances of accounts receivable from and accounts payable of the Parent Company with related parties as of December 31, 2004 and 2005 are as follows:


                                                                      Assets                Liabilities
                             2004                             Short term   Long term   Short term  Long term
                                                              ----------- ------------ ----------- -----------
CEMEX Mexico, S.A. de C.V................................ Ps        -        11,158       6,433         275
CEMEX International Finance Co...........................           -             -          62      20,538
Empresas Tolteca de Mexico, S.A. de C.V..................          73        22,879           -           -
CEMEX Irish Investments Company Limited..................           -             -          23       3,981
Centro Distribuidor de Cemento, S.A. de C.V..............           -             -          33         139
CEMEX Manila Investments B.V.............................         607             -           -           -
CEMEX Venezuela, S.A.C.A.................................          19             -           -           -
Others...................................................          13             -           3           -
                                                              ----------- ------------ ----------- -----------
                                                          Ps      712        34,037       6,554      24,933
                                                              =========== ============ =========== ===========


                                                                      Assets                Liabilities
                             2005                             Short term   Long term   Short term  Long term
                                                              ----------- ------------ ----------- -----------
CEMEX Mexico, S.A. de C.V................................ Ps         -             -        314       7,754
CEMEX International Finance Co...........................            -             -         44       8,833
Empresas Tolteca de Mexico, S.A. de C.V..................            -        20,913          -           -
CEMEX Irish Investments Company Limited..................            -             -         36       3,726

CEMEX UK Limited.........................................          461             -          -           -
CEMEX Venezuela, S.A.C.A.................................           30             -          -           -
Latin Asia Investments, Pte. Ltd.........................            5             -          -           -
Others...................................................            3             -         11           -
                                                              ----------- ------------ ----------- -----------
                                                          Ps       499        20,913        405      20,313
                                                              =========== ============ =========== ===========

The main operations with related parties are:

                                     Parent                             2003       2004      2005
                                                                     ---------- --------- ----------
Rental income............................................        Ps        299       287         273
License fees.............................................                  561       689         724
Financial expenses.......................................                 (861)     (968)     (1,984)
Management service expense...............................               (1,549)     (958)       (837)
Financial income.........................................                3,330     1,533       1,586
Dividends received.......................................        Ps      6,020       292           -
                                                                     ========== ========= ==========


I.   STOCKHOLDERS' EQUITY AND COMPREHENSIVE NET INCOME (LOSS)

See note 15 to our consolidated financial statements included elsewhere in this annual report.

J.   EXECUTIVE STOCK OPTION PROGRAMS

See note 16 to our consolidated financial statements included elsewhere in this annual report.

                               CEMEX, S.A. DE C.V.
        NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2003, 2004 and 2005
          (Millions of constant Mexican pesos as of December 31, 2005)


K.  INCOME TAX (IT) AND BUSINESS ASSETS TAX (BAT)

The income tax law in Mexico provides that companies must pay either IT or BAT depending on which amount is greater with respect to their Mexican operations. Both taxes recognize the effects of inflation, although in a manner different from Mexican GAAP. See note 18 to our consolidated financial statements included elsewhere in this annual report.

The IT benefit (income), presented in the income statement is integrated as follows:

                                                2003        2004      2005
                                              ---------- --------- ----------
Received from subsidiaries................. Ps     1,452     1,398     1,656
Deferred IT................................         (594)   (1,085)   (1,021)
                                              ---------- --------- ----------
                                            Ps       858       313       635
                                              ========== ========= ==========

CEMEX has accumulated IT loss carryforwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to income tax law:

      Year in which tax loss occurred              Amount of        Year of
                                                 carryforwards    expiration
                                                ---------------  -------------
1998.......................................  Ps       3,614          2008
2001.......................................           1,812          2011
2002.......................................           5,870          2012
2003.......................................           4,281          2013
2004.......................................              42          2014
2005.......................................             295          2015
                                                ---------------
                                             Ps      15,914
                                                ===============

The Company must generate taxable income to preserve the benefit of the tax loss carryforwards generated beginning in 2002.

The BAT Law establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. CEMEX, S.A. de C.V. is a Parent Company, authorized by Mexican Tax Authorities to consolidate for tax purposes in accordance with the Income Tax Law; as a result, the Company is obliged in terms of the BAT law to calculate and file the consolidated asset value for the exercise.

L.   EARNINGS PER SHARE

See note 21 to our consolidated financial statements included elsewhere in this annual report.

M.   CONTINGENCIES AND COMMITMENTS

See note 22 to our consolidated financial statements included elsewhere in this annual report.

                                                                     SCHEDULE II

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                        December 31, 2003, 2004 and 2005
          (Millions of constant Mexican Pesos as of December 31, 2005)

         Valuation and Qualifying Accounts as of December 31, 2003, 2004 and 2005, is a follows:

                Description                     Balance at    Charged to                                Balance at
                                                 beginning     costs and                                  end of
                                                 of period     expenses     Deductions    Others (1)      period
                                                ------------  ------------  ------------  ------------ -------------
Year ended December 31, 2003:
  Allowance for doubtful accounts........... Ps     539           358           286           34           645
                                                ============  ============  ============  ============ =============

Year ended December 31, 2004:
  Allowance for doubtful accounts...........        645           401           341           20           725
                                                ============  ============  ============  ============ =============

Year ended December 31, 2005:
  Allowance for doubtful accounts...........        725           279           256           494        1,242
                                                ============  ============  ============  ============ =============

(1) The column "Others" includes the balances of allowance for doubtful accounts assumed through business combination as of the acquisition date, which for the year ended December 31, 2005 was approximately Ps462 calculated to the acquisition of RMC. In addition, this column includes the effects of foreign currency translation and the inflation adjustment of the initial balance in the restatement to constant pesos as of the end of the same period.

                                 EXHIBIT INDEX
                                 -------------
 Exhibit
    No.                                Description
---------                              -----------

1.1            Amended and Restated by-laws of CEMEX, S.A. de C.V. (a)
2.1 Form of Trust Agreement between CEMEX, S.A. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPS. (b)
2.2 Amendment Agreement, dated as of November 21, 2002, amending the Trust Agreement between CEMEX, S.A. de C .V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs. (c)
2.3            Form of CPO Certificate. (b)
2.4 Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated as of August 10, 1999, among CEMEX, S.A. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares. (b)
2.5 Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares. (b)
2.6 Form of Certificate for shares of Series A Common Stock of CEMEX, S.A. de C. V. (b)
2.7 Form of Certificate for shares of Series B Common Stock of CEMEX, S.A. de C.V. (b)
4.1 Note Purchase Agreement dated June 23, 2003, by and among CEMEX Espana Finance, LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments 13.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers named therein, in connection with the issuance by CEMEX Espana Finance, LLC of U.S.$103 million aggregate principal amount of Senior Notes due 2010, U.S.$96 million aggregate principal amount of Senior Notes due 2013, U.S.$201 million aggregate principal amount of Senior Notes due 2015. (d)
4.2 $1,150,000,000 Term Loan Agreement, dated October 15, 2003, by and among New Sunward Holding B.V. as borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. as guarantors, and the several lenders named therein. (d)
4.3 Term and Revolving Facilities Agreement, dated as of March 30, 2004, by and among CEMEX Espana, as borrower, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments E.V. and Centex Egyptian Investments, E.V., as guarantors, Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders, for an aggregate amount of E250,000,000 and V19.308,000,000. (d)
4.4            (euro)250,000,000, (Y)19,308,000,000 Term and Revolving
               Facilities Agreement, dated March 30, 2004, for CEMEX ESPANA, S.A., as Borrower, CEMEX Caracas Investments B.V., CEMEX Caracas II Investments B.V., CEMEX Egyptian Investments B.V., CEMEX Manila Investments B.V. and Sandworth Plaza Holding B.V., as Guarantors, arranged by Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, S.A., with Banco Bilbao Vizcaya Argentaria, S.A. acting as Agent. (d)
4.5 CEMEX Espana Finance LLC Note Purchase Agreement, dated as of April 15, 2004 for (Y)4,980,600,000 1.79% Senior Notes, Series
               2004, Tranche 1, due 2010 and (Y)6,087,400,000 1.99% Senior
               Notes, Series 2004, Tranche 2, due 2011. (e)
4.6 U.S.$800,000,000 Credit Agreement, dated as of June 23, 2004, among CEMEX, S.A. de C.V., as Borrower and CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., as Guarantors and Barclays Bank PLC as Issuing Bank and Documentation Agent and ING Bank N.V. as Issuing Bank and Barclays Capital, the Investment Banking division of Barclays Bank Plc as Joint Bookrunner and ING Capital LLC as Joint Bookrunner and Administrative Agent. (e)
4.7 U.S.$1,250,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for New Sunward Holding B.V., as Borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca De Mexico, S.A. de C.V., as Guarantors, arranged by

  Exhibit
    No.                                 Description
----------                             ------------

               Citigroup Global Markets Limited and Goldman Sachs International, with Citibank International PLC acting as Agent. (e)
4.8 U.S.$3,800,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for CEMEX Espana, S.A., as Borrower, CEMEX Espana, S.A., CEMEX Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Egyptian Investments B.V., CEMEX Manila Investments B.V., CEMEX American Holdings B.V., as Guarantors, arranged by Citigroup Global Markets Limited and Goldman Sachs International with Citibank International PLC acting as Agent.
               (e)
4.9 Implementation Agreement, dated September 27, 2004, by and between CEMEX UK Limited and RMC Group p.l.c. (e)
4.10 Scheme of Arrangement, dated October 25, 2004, pursuant to which CEMEX UK Limited acquired the outstanding shares of RMC Group p.l.c. (e)
4.11 Asset Purchase Agreement by and between CEMEX, Inc. and Votorantim Participacoes S.A., dated as of February 4, 2005. (e)
4.11.1 Amendment No. 1 to Asset Purchase Agreement, dated as of March 31, 2005, by and between CEMEX, Inc. and Votorantim Participacoes S.A. (e)
4.12 (pound)1,000,000,000 Amended and Restated Term and Revolving Credit Agreement, dated March 16, 2005, by and among RMC Group Limited, CEMEX Espana, S.A., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Egyptian Investments B.V., Cemex Manila Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V., as Original Guarantors, RMC Group Limited, as Original Borrower, Banc of America Securities Limited, BNPParibas, HSBC Investment Bank plc, the Royal Bank of Scotland plc, West LB AG, London Branch, as Mandated Lead Arrangers and the Royal Bank of Scotland plc, as Agent. (e)
4.13 U.S.$1,000,000,000 Term Credit Agreement, dated as of April 5, 2005, among CEMEX, S.A. de C.V., as Borrower, CEMEX Mexico, S.A. de C.V., as Guarantor, Empresas Tolteca de Mexico, S.A. de C.V., as Guarantor, Barclays Bank PLC, as Administrative Agent, Barclays Capital, the Investment Banking Division of Barclays Bank plc, as Joint Lead Arranger and Joint Bookrunner, Citigroup Global Markets Inc., as Documentation Agent, Joint Lead Arranger and Joint Bookrunner, Barclays Bank plc, Citibank, N.A., and Citibank, N.A., Nassau, Bahamas Branch as Lenders. (e)
4.14 U.S.$1,200,000,000 Term Credit Agreement, dated as of May 31, 2005, among CEMEX, S.A. de C.V., as Borrower, CEMEX Mexico, S.A. de C.V., as Guarantor, Empresas Tolteca de Mexico, S.A. de C.V., as Guarantor, Barclays Bank PLC, as Administrative Agent, Barclays Capital, the Investment Banking Division of Barclays Bank PLC, as Joint Lead Arranger and Joint Bookrunner, and Citigroup Global Markets Inc., as Documentation Agent, Joint Lead Arranger and Joint Bookrunner. (f)
4.15 U.S.$700,000,000 Term and Revolving Facilities Agreement, dated June 27, 2005, for New Sunward Holding B.V., as Borrower, CEMEX, S.A. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca De Mexico, S.A. de C.V., as Guarantors, arranged by Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas and Citigroup Global Markets Limited, as Mandated Lead Arrangers and Joint Bookrunners, the several financial institutions named therein, as Lenders, and Citibank, N.A., as Agent. (f)
4.16 Note Purchase Agreement, dated as of June 13, 2005, among CEMEX Espana Finance LLC, as issuer, CEMEX Espana, Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V., Cemex Egyptian Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V., as guarantors, and several institutional purchasers, relating to the private placement by CEMEX Espana Finance, LLC of U.S.$133,000,000 aggregate principal amount of 5.18% Senior Notes due 2010, and U.S.$192,000,000 aggregate principal amount of 5.62% Senior Notes due 2015. (f)
4.17 Amended and Restated Limited Liability Company Agreement of CEMEX Southeast LLC, dated as of July 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)

  Exhibit
    No.                                 Description
----------                             ------------

4.17.1 Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of CEMEX Southeast LLC, dated as of September 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.18 Limited Liability Company Agreement of Ready Mix USA, LLC, dated as of July 1, 2005, among Ready Mix USA, LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.18.1 Amendment No. 1 to Limited Liability Company Agreement of Ready Mix USA, LLC, dated as of September 1, 2005, among Ready Mix USA, LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.19 Asset and Capital Contribution Agreement, dated as of July 1, 2005, among Ready Mix USA, Inc., CEMEX Southeast Holdings, LLC, and CEMEX Southeast LLC. (f)
4.20 Asset and Capital Contribution Agreement, dated as of July 1, 2005, among Ready Mix USA, Inc., CEMEX Southeast Holdings, LLC, and Ready Mix USA, LLC. (f)
4.21 Asset Purchase Agreement, dated as of September 1, 2005, between Ready Mix USA, LLC and RMC Mid-Atlantic, LLC. (f)
8.1            List of subsidiaries of CEMEX, S.A. de C.V. (f)
12.1           Certification of the Principal Executive Officer of CEMEX, S.A.
               de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.2           Certification of the Principal Financial Officer of CEMEX, S .A.
               de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.3 Certification of the Principal Executive Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.4 Certification of the Principal Financial Officer of CEMEX Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.5 Certification of the Principal Executive Officer of Empresas Tolteca de Mexico, S.A. de CV. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
12.6 Certification of the Principal Financial Officer of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (f)
13.1 Certification of the Principal Executive and Financial Officers of CEMEX, S. 1. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (f)
13.2 Certification of Principal Executive and Financial Officers of CEMEX Mexico, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (f)
13.3 Certification of Principal Executive and Financial Officers of Empresas Tolteca de Mexico, S.A. de C.V. pursuant to 18 U.S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (f)
14.1 Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A. de C. V, which appears in this Annual Report on Form 20-F.
               (f)

___________________________

(a) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 of CEMEX, S.A. de C.V. (Registration No. 333-11382), filed with the Securities and Exchange Commission on August 27, 2003
(b) Incorporated by reference to the Registration Statement on Font F-4 of CEMEX, S .A. de C.V. (Registration No. 333-10682), tiled with the Securities and Exchange Commission on August 10, 1999.
(c) Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on April 8, 2003.
(d) Incorporated by reference to the 2003 annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on May 11, 2004.
(e) Incorporated by reference to the 2005 annual report on Form 20-F of CEMEX, S.A. de C.V. filed with the Securities and Exchange Commission on May 27, 2005.
(f)  Filed herewith.