Form 20-F
CEMEX SA DE CV
filed 2007-06-29
CIK 1076378

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
   (Mark One)
   |_|      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
             SECURITIES EXCHANGE ACT OF 1934
                                 OR
   |X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended
            December 31, 2006
                                 OR
   |_|      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934
                                 OR
   |_|      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______________
   Commission file number  1-14946
                          ------------------------------------------------------

                              CEMEX, S.A.B. de C.V.
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                CEMEX CORPORATION
-------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

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

                                                        NAME OF EACH EXCHANGE
      TITLE OF EACH CLASS                               ON WHICH REGISTERED
American Depositary Shares, or
ADSs, each ADS representing ten                         New York Stock Exchange
Ordinary Participation Certificates
(Certificados de Participacion
Ordinarios), or CPOs, each CPO
representing two Series A shares
and one Series B share
---------------------------------                       -----------------------

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

   7,647,280,773  CPOs
   15,778,133,836 Series A shares (including Series A shares underlying CPOs) 7,889,066,918 Series B shares (including Series B shares underlying CPOs)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes___ |X| No
If this report is an annual or transition report, indicate by check mark if
the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes___ No |X|
Note--Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No___
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of
"accelerated filer and large accelerated filer" in Rule 12b-2 of the
Exchange Act. (Check one):
   Large accelerated filer |X|   Accelerated filer__  Non-accelerated filer__
Indicate by check mark which financial statement item the registrant has elected to follow.
         Item 17 _____     Item 18   |X|
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
         Yes          No   |X|



                                             TABLE OF CONTENTS

                                                                                                               Page

PART I ...........................................................................................................4

         Item 1 -  Identity of Directors, Senior Management and Advisors..........................................4

         Item 2 -  Offer Statistics and Expected Timetable........................................................4

         Item 3 -  Key Information................................................................................4
                  Risk Factors....................................................................................4
                  Mexican Peso Exchange Rates....................................................................11
                  Selected Consolidated Financial Information....................................................12

         Item 4 -  Information on the Company....................................................................16
                  Business Overview..............................................................................16
                  Geographic Breakdown of Our 2006 Net Sales.....................................................20
                  Rinker Business Overview.......................................................................20
                  Our Production Processes.......................................................................21
                  User Base......................................................................................21
                  Our Business Strategy..........................................................................22
                  Our Corporate Structure........................................................................24
                  North America..................................................................................27
                  Europe.........................................................................................37
                  South America, Central America and the Caribbean.................................................
                  Africa and the Middle East.....................................................................54
                  Asia...........................................................................................55
                  Our Trading Operations...........................................................................
                  Description of Rinker Operations...............................................................57
                  Regulatory Matters and Legal Proceedings.......................................................59
                  Recent Developments............................................................................68

         Item 4A -  Unresolved Staff Comments....................................................................69

         Item 5 -  Operating and Financial Review and Prospects..................................................70
                  Cautionary Statement Regarding Forward Looking Statements......................................70
                  Overview.......................................................................................70
                  Critical Accounting Policies...................................................................71
                  Results of Operations..........................................................................75
                  Liquidity and Capital Resources...............................................................103
                  Research and Development, Patents and Licenses, etc...........................................109
                  Trend Information.............................................................................110
                  Summary of Material Contractual Obligations and Commercial Commitments........................112
                  Off-Balance Sheet Arrangements................................................................113
                  Qualitative and Quantitative Market Disclosure................................................114
                  Investments, Acquisitions and Divestitures....................................................118
                  U.S. GAAP Reconciliation......................................................................120
                  Newly Issued Accounting Pronouncements Under U.S. GAAP........................................121

         Item 6 - Directors, Senior Management and Employees....................................................122

                  Board Practices...............................................................................127
                  Compensation of Our Directors and Members of Our Senior Management............................129
                  Employees.....................................................................................132
                  Share Ownership...............................................................................134

         Item 7 - Major Shareholders and Related Party Transactions.............................................134
                  Major Shareholders............................................................................134
                  Related Party Transactions....................................................................135



         Item 8 - Financial Information.........................................................................135
                  Consolidated Financial Statements and Other Financial Information.............................135
                  Legal Proceedings.............................................................................135
                  Dividends.....................................................................................135
                  Significant Changes...........................................................................137

         Item 9 - Offer and Listing.............................................................................135
                  Market Price Information......................................................................137

         Item 10 - Additional Information.......................................................................138
                  Articles of Association and By-laws...........................................................138
                  Material Contracts............................................................................146
                  Exchange Controls.............................................................................148
                  Taxation......................................................................................148
                  Documents on Display..........................................................................152

         Item 11 - Quantitative and Qualitative Disclosures About Market Risk...................................152

         Item 12 - Description of Securities Other than Equity Securities.......................................152

PART II ........................................................................................................153

         Item 13 - Defaults, Dividend Arrearages and Delinquencies..............................................153

         Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds.................153

         Item 15 - Controls and Procedures......................................................................153

         Item 16A - Audit Committee Financial Expert............................................................154

         Item 16B - Code of Ethics..............................................................................154

         Item 16C - Principal Accountant Fees and Services......................................................154

         Item 16D - Exemptions from the Listing Standards for Audit Committees..................................155

         Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers......................155

PART III........................................................................................................156

         Item 17 - Financial Statements.........................................................................156

         Item 18 - Financial Statements.........................................................................156

         Item 19 - Exhibits.....................................................................................156

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES .......................................................F-1

SCHEDULE I - Parent Company Only Financial Statements ..........................................................S-2

SCHEDULE II - Valuation and Qualifying Accounts ................................................................S-9


                                  INTRODUCTION

         CEMEX, S.A.B. de C.V. is incorporated as a publicly traded stock corporation with variable capital (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico. Except as the context otherwise may require, references in this annual report to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A.B. de C.V., its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, references in this annual report to "CEMEX," "we," "us" or "our" refer solely to CEMEX, S.A.B. de C.V. and its consolidated subsidiaries. See note 1 to our consolidated financial statements included elsewhere in this annual report.

                      PRESENTATION OF FINANCIAL INFORMATION

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican financial reporting standards, or Mexican FRS, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. We are required, pursuant to Mexican FRS, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, unless otherwise indicated, all financial data presented in this annual report are stated in constant Pesos as of December 31, 2006. See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. Non-Peso amounts included in those statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable. Those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under Item 3 -- "Key Information -- Mexican Peso Exchange Rates," as of the relevant period or date, as applicable.

         On April 27, 2006, our shareholders approved a stock split. In connection with the stock split, each of our existing series A shares was surrendered in exchange for two new series A shares, and each of our existing series B shares was surrendered in exchange for two new series B shares. Concurrent with this stock split, our shareholders authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, distributed one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs did not change as a result of the stock split, each ADS representing ten new CPOs. The proportional equity interest participation of existing shareholders did not change as a result of the stock split. The financial data set forth in this annual report have been adjusted to reflect the stock split.

         References in this annual report to "U.S.$" and "Dollars" are to U.S. Dollars, references to "(euro)" are to Euros, references to "(pound)" and "Pounds" are to British Pounds, references to "(Y)" and "Yen" are to Japanese Yen, and, unless otherwise indicated, references to "Ps," "Mexican Pesos" and "Pesos" are to constant Mexican Pesos as of December 31, 2006. The Dollar amounts provided in this annual report and the financial statements included elsewhere in this annual report, unless otherwise indicated, are translations of constant Peso amounts, at an exchange rate of Ps10.80 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2006. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. See Item 3 -- "Key Information -- Selected Consolidated Financial Information."

         The noon buying rate for Pesos on December 30, 2006 was Ps10.80 to U.S.$1.00 and on May 31, 2007 was Ps10.74 to U.S.$1.00.

                            INFORMATION ABOUT RINKER

         All information about Rinker Group Limited, or Rinker, as presented in this annual report, has been derived from public information provided by Rinker, including its annual report for its fiscal year ended March 31, 2006, as filed with the U.S. Securities and Exchange Commission on May 23, 2006. We have not independently verified this information and cannot guarantee its accuracy or completeness.

                                   GUARANTORS

         CEMEX Mexico, S.A. de C.V., or CEMEX Mexico, and Empresas Tolteca de Mexico, S.A. de C.V., or Empresas Tolteca de Mexico, are wholly-owned subsidiaries of ours that have provided a corporate guarantee guaranteeing payment of our 9.625% Notes due 2009. These subsidiaries, which we refer to as our guarantors, together with their subsidiaries, account for substantially all of our revenues and operating income. See Item 4 -- "Information on the Company -- North America -- Our Mexican Operations." Pursuant to Rule 12h-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the guarantors are exempt from reporting under the Exchange Act, and no separate financial statements or other disclosures concerning the guarantors other than the narrative disclosures and financial information set forth in note 24(s) to our consolidated financial statements have been presented in this annual report.

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

WE ARE CONTINUALLY ANALYZING POSSIBLE ACQUISITIONS OF NEW OPERATIONS, SOME OF WHICH MAY HAVE A MATERIAL IMPACT ON OUR FINANCIAL POSITION. WE MAY NOT BE ABLE TO REALIZE THE EXPECTED BENEFITS FROM OUR ACQUISITION OF RINKER OR THE EXPECTED BENEFITS FROM ANY FUTURE ACQUISITIONS.

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

         On June 7, 2007, our public offer to acquire all outstanding shares of Rinker became unconditional. As a result, we obtained the right to vote approximately 50.3% of Rinker's outstanding shares. Our offer was originally scheduled to conclude on June 22, 2007, but has been extended until July 16, 2007. As of June 25, 2007, we had been tendered a total of approximately 81% of Rinker's outstanding shares. The enterprise value of Rinker is approximately U.S.$15.3 billion, which includes approximately U.S.$1.1 billion of debt, Rinker's reported debt as of March 31, 2007. Rinker is a leading international producer and supplier of cement, ready-mix concrete and aggregates. Rinker, which is headquartered in Australia, has significant operations in Australia and the United States, as well as operations in China. As of the date of this annual report, we expect to achieve approximately U.S.$130 million of annual savings by 2010 through cost-saving synergies. See Item 4 -- "Information on the Company -- Our Business Strategy." Our success in realizing these cost savings and deriving significant benefits from this acquisition will depend on our ability to standardize management processes, capitalize on trading network benefits, consolidate logistics and improve global procurement and energy efficiency. Rinker's operations are concentrated in regions of the United States that have recently faced a downturn in the housing and construction sectors, which may have an adverse effect on Rinker's operations and on ours.

         In addition, although we have substantially realized our expected benefits from acquisitions in the past, additional acquisitions may present formidable integration challenges. See Item 4 -- "Information on the Company -- Our Business Strategy."

         As a result of our acquisition of Rinker, we are required by the Consent Decree that we entered into with the Antitrust Division of the United States Department of Justice, or the Antitrust Division, to divest certain Rinker and CEMEX assets. If we are not able to complete the required divestitures on or before October 17, 2007, the U.S. District Court for the District of Columbia will be entitled to appoint a trustee to effect the divestitures. See Item 4 -- "Information on the Company -- Recent Developments -- Rinker Acquisition."

         In addition, under a joint venture we entered into with Ready Mix USA, Inc., we are contractually required to contribute to the Ready Mix USA joint venture any ready-mix concrete, concrete block and aggregates assets we acquire from Rinker that are located inside the joint venture region. See Item 4 -- "Information on the Company -- North America -- Our U.S. Operations." We cannot assure you that we will be able to obtain a desirable price for either the assets to be divested pursuant to the Consent Decree signed with the Antitrust Division, or the assets to be contributed to the Ready Mix USA joint venture.

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


         We have incurred and will continue to incur significant amounts of debt, particularly in connection with financing acquisitions, which could have an adverse effect on the price of our Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs. Our indebtedness may have important consequences, including increased interest costs if we are unable to refinance existing indebtedness on satisfactory terms. In addition, the debt instruments governing a substantial portion of our indebtedness contain various covenants that require us to maintain financial ratios, restrict asset sales and restrict our ability to use the proceeds from a sale of assets. Consequently, our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities could be limited. As of December 31, 2006, we had outstanding debt equal to Ps81.4 billion (U.S.$7.5 billion).

         We may incur up to approximately U.S.$15.3 billion of debt in connection with the Rinker acquisition, including our assumption of Rinker's debt. As of December 31, 2006, we had not incurred any debt in connection with the Rinker acquisition. For a description of our financing of the Rinker acquisition, see Item 5 -- "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Our Indebtedness."

         We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios, including in connection with our financing of the Rinker acquisition. Such waivers are typically requested and granted for limited periods, after which either a further waiver is requested or compliance makes a further waiver unnecessary. In the case of the Rinker acquisition, we have obtained financial ratio covenant waivers through December 31, 2007, and we expect to take such actions as may be necessary to enable us to satisfy such financial covenants by such date. We believe that we and our subsidiaries have good relations with our lenders, and nothing has come to our attention that would lead us to believe that future waivers, if required, would not be forthcoming. However, we cannot assure you that future waivers, if requested, would be forthcoming. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

WE HAVE TO SERVICE OUR DOLLAR-DENOMINATED DEBT WITH REVENUES GENERATED IN PESOS OR OTHER CURRENCIES, AS WE DO NOT GENERATE SUFFICIENT REVENUE IN DOLLARS FROM OUR OPERATIONS TO SERVICE ALL OUR DOLLAR-DENOMINATED DEBT. THIS COULD ADVERSELY AFFECT OUR ABILITY TO SERVICE OUR DEBT IN THE EVENT OF A DEVALUATION OR DEPRECIATION IN THE VALUE OF THE PESO, OR ANY OF THE OTHER CURRENCIES OF THE COUNTRIES IN WHICH WE OPERATE, COMPARED TO THE DOLLAR.

         A substantial portion of our outstanding debt is denominated in Dollars; as of March 31, 2007, our Dollar-denominated debt represented approximately 49% of our total debt (after giving effect to our currency-related derivatives as of such date). Our existing Dollar-denominated debt, however, must be serviced by funds generated from sales by our subsidiaries. As of the date of this annual report, we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros, Pounds or other currencies to service our Dollar-denominated debt. See Item 5 -- "Operating and Financial Review and Prospects -- Qualitative and Quantitative Market Disclosure -- Interest Rate Risk, Foreign Currency Risk and Equity Risk -- Foreign Currency Risk." A devaluation or depreciation in the value of the Peso, Euro, Pound or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our Dollar-denominated debt. During 2006, Mexico, Spain, the United Kingdom and the Rest of Europe region, our main non-Dollar-denominated operations, together generated approximately 57% of our total net sales (approximately 18%, 9%, 10% and 20%, respectively), before eliminations resulting from consolidation. In 2006, approximately 21% of our sales were generated in the United States, with the remaining 22% of our sales being generated in several countries. During 2006, the Peso depreciated approximately 2% against the Dollar, while the Euro and the Pound appreciated approximately 10% and 12%, respectively, against the Dollar. Although we have foreign exchange forward contracts and cross currency swap contracts in place to mitigate our currency-related risks and expect to enter into future currency hedges, they may not be effective in covering all our currency-related risks. Furthermore, although the acquisition of Rinker has increased our U.S. assets substantially, we nonetheless will continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt.

         As of March 31, 2007, our Euro-denominated debt represented approximately 51% of our total debt (after giving effect to our currency-related derivatives as of such date). We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain and the Rest of Europe region to service these obligations. As of March 31, 2007, we had no material amounts of Pound-denominated debt or Yen-denominated debt outstanding (after giving effect to our currency-related derivatives as of such date).

WE ARE DISPUTING SOME TAX CLAIMS, AN ADVERSE RESOLUTION OF WHICH MAY RESULT IN A SIGNIFICANT ADDITIONAL TAX EXPENSE.

         As of December 31, 2006, we and some of our Mexican subsidiaries have been notified by the Mexican tax authorities of several tax assessments related to several tax periods for a total amount of approximately Ps4,000 million (U.S.$370 million). The tax assessments are based primarily on: (i) disallowed restatement of tax loss carryforwards in the same period in which they occurred,
(ii) disallowed determination of tax loss carryforwards, and (iii) investments made in entities incorporated in foreign countries with preferential tax regimes (currently known as Regimenes Fiscales Preferentes). We have filed an appeal for each of these tax claims before the Mexican federal tax court, and the appeals are pending resolution. If we do not elect in 2007 to enter Mexico's tax amnesty program or if we fail to obtain favorable rulings on appeal, these tax claims may have a material impact on us.

         In addition, we are also challenging the constitutionality of several amendments to the Mexican income tax legislation that became effective in 2005 and that would increase taxes we pay on passive income from some of our foreign operations. We believe these amendments are contrary to Mexican constitutional principles, and on August 8, 2005 and March 20, 2006, we filed motions with the Mexican federal court challenging the constitutionality of these amendments. On December 23, 2005 and June 29, 2006, we obtained favorable rulings from the Mexican federal court that the amendments were unconstitutional; however, the Mexican tax authority has appealed these rulings. If the final ruling is not favorable to us, these amendments may have a material impact on us. See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings -- Tax Matters."

         We also have received notices from tax authorities in the Philippines of tax claims in respect of several prior tax years for a total amount of approximately U.S.$40 million, including interest and penalties through December 31, 2006. We believe that these claims will not have a material adverse effect on our net income. See Item 4 -- "Information on the Company --Regulatory Matters and Legal Proceedings -- Tax Matters."

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

         In addition, our operations in the United Kingdom, Spain and the Rest of Europe are subject to binding caps on carbon dioxide emissions imposed by Member States of the European Union as a result of the European Union's directive implementing the Kyoto Protocol on climate change. Under this directive, companies receive from the relevant Member States allowances that set limitations on the levels of carbon dioxide emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant penalties. In 2005 and 2006, we had a surplus of allowances of carbon dioxide. Based on our consolidated production forecasts, we expect to have a surplus of allowances of carbon dioxide for 2007 as well. For the next allocation period comprising 2008 through 2012, however, we expect a reduction in the allowances granted by the Member States, which may result in a consolidated deficit in our carbon dioxide allowances during that period. As of May 29, 2007, all European countries in which we have operations have submitted their National Allocations Plan, or NAP, to the European Commission. However, only the United Kingdom has published its allocations per facility. As of today, we are unable to predict if all our facilities will be allocated sufficient allowances to cover their production forecasts. Therefore, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results. See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings -- Environmental Matters."

         In the United States, certain states, counties and cities have enacted or are in the process of enacting mandatory greenhouse gas emission restrictions, and regulations at the federal level may occur in the future which could influence our operations.

         Permits relating to some of Rinker's largest quarries in Florida, which represent a significant part of Rinker's business, are being challenged. A loss of these permits could adversely affect Rinker's business. See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings -- Environmental Matters."

WE ARE SUBJECT TO RESTRICTIONS DUE TO MINORITY INTERESTS IN OUR CONSOLIDATED SUBSIDIARIES.

         We conduct our business through subsidiaries. In some cases, third-party shareholders hold minority interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively. For example, the continued existence of a significant public minority in Rinker may inhibit our ability to implement certain initiatives regarding the integration of Rinker into our operations.

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

OUR OPERATIONS CAN BE AFFECTED BY ADVERSE WEATHER CONDITIONS.

         Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods. With the acquisition of Rinker, particularly its operations in parts of the United States where we had no prior operations, our operations will be exposed to additional weather seasonality.

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

         As of and for the year ended December 31, 2006, we had operations in Mexico, the United States, the United Kingdom, Spain, the Rest of Europe region (including Germany and France), South America, Central America and the Caribbean (including Venezuela and Colombia), Africa and the Middle East and Asia. As of December 31, 2006, our U.S. operations represented approximately 17% of our total assets, our Mexican operations approximately 14% of our total assets, our United Kingdom operations approximately 15% of our total assets, our Spanish operations approximately 7% of our total assets, our Rest of Europe operations approximately 11% of our total assets, our South America, Central America and the Caribbean operations approximately 8% of our total assets, our Africa and the Middle East operations approximately 3% of our total assets, our Asia operations approximately 2% of our total assets, and our other operations approximately 23% of our total assets. For the year ended December 31, 2006, before eliminations resulting from consolidation, our U.S. operations represented approximately 21% of our net sales, our Mexican operations approximately 18% of our net sales, our United Kingdom operations approximately 10% of our net sales, our Spanish operations approximately 9% of our net sales, our Rest of Europe operations approximately 20% of our net sales, our South America, Central America and the Caribbean operations approximately 8% of our net sales, our Africa and the Middle East operations approximately 4% of our net sales, our Asia operations approximately 2% of our net sales and our other operations approximately 8% of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income from our operations in that country or region. For a geographic breakdown of our net sales for the year ended December 31, 2006, please see Item 4 -- "Information on the Company -- Geographic Breakdown of Our 2006 Net Sales."

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

         Although economic activity is recovering in Europe, some European countries could potentially face important decelerations in construction activity growth. In Spain, even though most analysts still expect a soft landing scenario in construction activity, a sharper than expected decline should not be ruled out given the strength in construction during the last years. In the United Kingdom, recent increases in official interest rates, and as a result in mortgage rates, could impact housing activity harder than expected. In Germany, the current recovery of the construction sector could turn out to be only temporary. In Eastern Europe, including Poland, the Czech Republic, Hungary, Latvia and Lithuania, strong economic activity could be accompanied by increases in government budget deficits and international trade deficits, causing further delays in the adoption of the Euro by these countries, resulting in increased exchange rate volatility. This volatility could pose a risk to these countries' financial systems and housing markets, as mortgages in these countries are typically denominated in currencies other than their respective national currency.

         Our operations in South America, Central America and the Caribbean are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, in recent years, Venezuela has experienced volatility and depreciation of its currency, high interest rates, political instability, increased inflation, fluctuations in its gross domestic product and labor unrest, including a general strike. In response to this situation, and in an effort to strengthen the economy and control inflation, Venezuelan authorities have imposed foreign exchange and price controls on specified products, including cement. On January 31, 2007, the Venezuelan National Assembly passed an enabling law, granting President Hugo Chavez the power to govern by decree with the force of law for 18 months. President Chavez has recently indicated that cement producers in Venezuela may be nationalized in the future. Any such nationalization or similar action could affect CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, our operating subsidiary in Venezuela, which also serves as the holding company for our interests in the Dominican Republic, Panama and Trinidad, and could adversely affect our operations. Upon a nationalization, we might not be compensated at market prices for our assets, thus affecting our profitability. Any significant political instability or political instability and economic volatility in the countries in South America, Central America and the Caribbean in which we have operations may have an impact on cement prices and demand for cement and ready-mix concrete, which may adversely affect our results of operations.

         Our operations in Africa and the Middle East have faced rising instability as a result of, among other things, civil unrest, extremism, the continued deterioration of Israeli-Palestinian relations and the war in Iraq. There can be no assurance that political turbulence in the Middle East will abate at any time in the near future or that neighboring countries, including Egypt, Israel and the United Arab Emirates, will not be drawn into the conflict or experience instability.

         There have been terrorist attacks in the United States, Spain and the United Kingdom, countries in which we maintain operations, and ongoing threats of future terrorist attacks in the United States and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to economic contraction in the United States or any other of our major markets. Economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

         With the acquisition of Rinker, our geographic diversity has increased. Rinker has operations in Australia, the United States and China. As in the case of Mexico and other countries, adverse economic conditions in any of these countries may have a negative impact on our net income from our operations in that country.

YOU MAY BE UNABLE TO ENFORCE JUDGMENTS AGAINST US.

         You may be unable to enforce judgments against us. We are a publicly traded stock corporation with variable capital (sociedad anonima bursatil de capital variable), organized under the laws of Mexico. Substantially all our directors and officers and some of the experts named in this annual report reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce judgments against them or against us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by Lic. Ramiro G. Villarreal, General Counsel of CEMEX, that it may not be possible to enforce, in original actions in Mexican courts, liabilities predicated solely on the U.S. federal securities laws and it may not be possible to enforce, in Mexican courts, judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

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

MEXICAN PESO EXCHANGE RATES

         Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de Mexico) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso depreciated against the Dollar by approximately 13% and 8% in 2002 and 2003, respectively, appreciated against the Dollar by approximately 1% and 5% in 2004 and 2005, respectively, and depreciated against the Dollar by approximately 2% in 2006. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de Mexico, S.A., or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

         The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.


                                       CEMEX Accounting Rate                               Noon Buying Rate
                             ------------------------------------------    --------------------------------------------
                             End of                                         End of
Year ended December 31,      Period     Average(1)      High      Low      Period     Average(1)      High        Low
2002......................    10.38        9.76        10.35     9.02       10.43        9.66        10.43       9.00
2003......................    11.24       10.84        11.39     10.10      11.24        10.85       11.41       10.11
2004......................    11.14       11.29        11.67     10.81      11.15        11.29       11.64       10.81
2005......................    10.62       10.85        11.38     10.42      10.63        10.89       11.41       10.41
2006......................    10.80       10.91        11.49     10.44      10.80        10.90       11.46       10.43
Monthly (2006-2007)
  November................    10.99         --         11.10     10.80      11.00          --        11.05       10.75
  December................    10.80         --         10.93     10.78      10.80          --        10.99       10.77
  January.................    11.01         --         11.10     10.77      11.04          --        11.09       10.77
  February................    11.17         --         11.20     10.92      11.16          --        11.16       10.92
  March...................    11.04         --         11.21     10.99      11.04          --        11.18       11.01
  April...................    10.95         --         11.02     10.92      10.93          --        11.03       10.92
  May.....................    10.74         --         10.93     10.74      10.74          --        10.93       10.74

(1) The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.


         On May 31, 2007, the noon buying rate for Pesos was Ps10.74 to U.S.$1.00 and the CEMEX accounting rate was Ps10.74 to U.S.$1.00.

         For a discussion of the financial treatment of our operations conducted in other currencies, see Item 3 -- "Key Information -- Selected Consolidated Financial Information."

SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The financial data set forth below as of and for each of the five years ended December 31, 2006 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included elsewhere in this annual report. These financial statements were approved by our shareholders at the 2006 annual general meeting, which took place on April 26, 2007.

         The audited consolidated financial statements for the year ended December 31, 2005 include RMC's results of operations for the ten-month period ended December 31, 2005, and the audited consolidated financial statements for the year ended December 31, 2006 include RMC's results of operations for the entire year ended December 31, 2006, while the audited consolidated financial statements for each of the three years ended December 31, 2004 do not include RMC's results of operations. As a result, the financial data for the years ended December 31, 2005 and December 31, 2006 are not comparable to the prior periods.

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican FRS, which differ in significant respects from U.S. GAAP. We are required, pursuant to Mexican FRS, to present our financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, unless otherwise indicated, all financial data presented below and elsewhere in this annual report are stated in constant Pesos as of December 31, 2006. See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us.

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

         Under Mexican FRS, each time we report results for the most recently completed period, the Pesos previously reported in prior periods should be adjusted to Pesos of constant purchasing power as of the most recent balance sheet by multiplying the previously reported Pesos by a weighted average inflation index. This index is calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion that our assets in each country represent of our total assets. The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of December 31, 2006:
                                                             Cumulative Weighted
                                         Annual Weighted     Average Factor to
                                         Average Factor       December 31, 2006
                                         --------------       -----------------

    2002...................                   1.1049                1.2273
    2003...................                   1.0624                1.1107
    2004...................                   0.9590                1.0455
    2005...................                   1.0902                1.0902

         The Dollar amounts provided below and, unless otherwise indicated, elsewhere in this annual report are translations of constant Peso amounts at an exchange rate of Ps10.80 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2006. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2006 was Ps10.80 to U.S.$1.00 and on May 31, 2007 was Ps10.74 to U.S.$1.00. From December 31, 2006 through May 31, 2007, the Peso appreciated by approximately 1% against the Dollar, based on the noon buying rate for Pesos.


                                          CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
                                        Selected Consolidated Financial Information

                                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------------------------------------
                                               2002           2003          2004          2005           2006             2006
                                               ----           ----          ----          ----           ----             ----
                                                         (in millions of constant Pesos as of December 31, 2006 and Dollars, except ratios and share and per share amounts)
INCOME STATEMENT INFORMATION:
Net sales..................................  Ps 83,352    Ps 89,445     Ps 94,915     Ps 177,385     Ps 197,093     U.S.$ 18,249
Cost of sales(1)...........................   (46,568)     (51,562)      (53,417)      (107,341)      (125,804)         (11,649)
Gross profit...............................     36,784       37,883        41,498         70,044         71,289            6,600
Operating expenses.........................   (20,091)     (19,715)      (19,931)       (41,253)       (39,475)          (3,655)
Operating income...........................     16,693       18,168        21,567         28,791         31,814            2,945
Comprehensive financing result (2).........    (4,195)      (3,339)         1,552          2,836          (466)             (44)
Other expense, net.........................    (4,960)      (5,702)       (5,635)        (3,676)          (369)             (34)
Income before income tax, employees'
    statutory profit sharing and
    equity in income of affiliates.........      7,538        9,127        17,484         27,951         30,979            2,867
Minority interest..........................        472          379           244            638          1,191              110
Majority interest net income...............      6,627        7,851        15,224         24,450         25,682            2,378
Basic earnings per share(3)(4).............       0.37         0.42          0.76           1.18           1.19             0.11
Diluted earnings per share(3)(4)...........       0.37         0.40          0.76           1.17           1.19             0.11
Dividends per share(3)(5)(6)...............       0.22         0.21          0.45           0.25           0.27             0.03
Number of shares outstanding(3)(7).........     18,248       19,444        20,372         21,144         21,987           21,987
BALANCE SHEET INFORMATION:
Cash and temporary investments.............      4,601        3,637         3,987          6,963         17,051            1,579
Net working capital investment(8)..........      8,911        7,188         6,116         14,678          9,579              887
Property, machinery and equipment, net.....    114,181      115,677       111,967        179,942        185,714           17,196
Total assets...............................    202,989      199,952       202,433        309,866        323,698           29,972
Short-term debt............................     17,750       16,592        12,157         13,788         13,514            1,252
Long-term debt.............................     55,719       56,641        56,916         95,944         67,927            6,290
Minority interest(9)(10)...................     15,373        6,641         4,530          6,119         20,731            1,920
Stockholders' equity (excluding
  minority interest)(11)...................     73,176       77,833        91,203        113,757        138,878           12,859
Book value per share(3)(7)(12).............       4.01         4.00          4.48           5.38           6.32             0.58
OTHER FINANCIAL INFORMATION:
Operating margin...........................      20.0%        20.3%         22.7%          16.2%          16.1%            16.1%
EBITDA(13).................................     24,422       26,319        29,563         41,185         44,686            4,137
Ratio of EBITDA to interest expense,
    capital securities dividends and              5.23         5.27          6.82           6.76           8.38             8.38
    preferred equity dividends(13)........
Investment in property, machinery and
  equipment, net...........................      5,401        4,917         5,055          9,093         14,814            1,372
Depreciation and amortization..............      9,749       10,297         9,985         12,637         12,872            1,192
Net resources provided by operating
  activities(14)...........................     21,193       19,555        25,738         39,914         44,111            4,084
Basic earnings per CPO(3)(4)...............       1.11         1.26          2.28           3.54           3.57             0.33




                                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------------------------------------
                                               2002           2003          2004          2005           2006             2006
                                               ----           ----          ----          ----           ----             ----
                                                    (in millions of constant Pesos as of December 31, 2006 and Dollars, except per share amounts)
U.S. GAAP(15):
INCOME STATEMENT INFORMATION:
Majority net sales.........................  Ps 78,953    Ps 90,100     Ps 96,329     Ps 166,024     Ps 195,865     U.S.$ 18,136
Operating income...........................     12,761       15,373        17,701         25,714         31,502            2,917
Majority net income........................      6,627        9,351        19,260         23,017         25,374            2,349
Basic earnings per share...................       0.37         0.49          0.97           1.11           1.18             0.11
Diluted earnings per share.................       0.37         0.48          0.96           1.10           1.18             0.11
BALANCE SHEET INFORMATION:
Total assets...............................    198,979      210,481       221,222        305,728        338,456           31,339
Perpetual debentures(10)...................         --           --            --             --         13,500            1,250
Long-term debt(10).........................     48,375       50,604        46,783         85,980         66,720            6,178
Shares subject to mandatory redemption(16).         --          838            --             --             --               --
Minority interest..........................      6,099        6,122         4,863          5,963          7,291              675
Other mezzanine items(16)..................     15,363           --            --             --             --               --
Total majority stockholders' equity........     60,667       80,354        99,305        115,925        147,374           13,646

                                                                                                        (footnotes on next page)

______________________________
(1)  Cost of sales includes depreciation.
(2) Comprehensive financing result includes financial expenses, financial income, results from valuation and liquidation of financial instruments, including derivatives and marketable securities, foreign exchange result, net and monetary position result. See Item 5 -- "Operating and Financial Review and Prospects."
(3) Our capital stock consists of series A shares and series B shares. Each of our CPOs represents two series A shares and one series B share. As of December 31, 2006, approximately 96.9% of our outstanding share capital was represented by CPOs. On April 27, 2006, our shareholders approved a stock split, which became effective on July 17, 2006. In connection with the stock split, each of our existing series A shares was surrendered in exchange for two new series A shares, each of our existing series B shares was surrendered in exchange for two new series B shares, and each of our existing CPOs was surrendered in exchange for two new CPOs, with each new CPO representing two new series A shares and one new series B share. The number of our outstanding ADSs did not change as a result of the stock split; instead the ratio of CPOs to ADSs was modified so that each ADS now represents ten new CPOs. The proportional equity interest participation of existing shareholders did not change as a result of the stock split. All share and per share amounts set forth in the table above have been adjusted to give retroactive effect to this stock split.
(4) Earnings per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 20 to the consolidated financial statements included elsewhere in this annual report. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican FRS.
(5) Dividends declared at each year's annual shareholders' meeting are reflected as dividends of the preceding year.
(6) In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in constant Pesos as of December 31, 2006, were as follows: 2002, Ps0.64 per CPO (or Ps0.21 per share); 2003, Ps0.67 per CPO (or Ps0.22 per share); 2004, Ps0.64 per CPO (or Ps0.21 per share); 2005, Ps1.36 per CPO (or Ps0.45 per share); and 2006, Ps0.75 per CPO (or Ps0.25 per share). As a result of dividend elections made by shareholders, in 2002, Ps286 million in cash was paid and approximately 256 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; in 2003, Ps74 million in cash was paid and approximately 396 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year; in 2004, Ps176 million in cash was paid and approximately 300 million additional CPOs were issued in respect of dividends declared for the 2003 fiscal year; in 2005, Ps414 million in cash was paid and approximately 266 million additional CPOs were issued in respect of dividends declared for the 2004 fiscal year; and in 2006, Ps148 million in cash was paid and approximately 212 million additional CPOs were issued in respect of dividends declared for the 2005 fiscal year. For purposes of the table, dividends declared at each year's annual shareholders' meeting for each period are reflected as dividends for the preceding year. At our 2006 annual shareholders' meeting, which was held on April 26, 2007, our shareholders approved a dividend for the 2006 fiscal year of the Peso equivalent of U.S.$0.0745 per CPO (U.S.$0.02483 per share) or Ps0.80 (Ps0.27 per share), based on the Peso/Dollar exchange rate in effect for May 31, 2007 of Ps10.7873 to U.S.$1.00, as published by the Mexican Central Bank. Holders of our series A shares, series B shares and CPOs are entitled to receive the dividend in either stock or cash consistent with our past practices; however, under the terms of the deposit agreement pursuant to which our ADSs are issued, we instructed the depositary for the ADSs not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs. As a result of dividend elections made by shareholders, in June 2007, approximately Ps140 million in cash was paid and approximately 189 million additional CPOs were issued in respect of dividends declared for the 2006 fiscal year.
(7) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8) Net working capital investment equals trade receivables plus inventories less trade payables.
(9) In connection with a preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at December 31, 2002 includes a notional amount of U.S.$650 million (Ps7.5 billion) of preferred equity issued in November 2000 by our Dutch subsidiary. In October 2003, we redeemed all the U.S.$650 million of preferred equity outstanding. The balance sheet item minority interest at December 31, 2003 includes an aggregate liquidation amount of U.S.$66 million (Ps769 million) of 9.66% Putable Capital Securities, which were initially issued by one of our subsidiaries in May 1998 in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. In November 2004, we exercised a purchase option and redeemed all the outstanding capital securities. Until January 1, 2004, for accounting purposes under Mexican FRS, this transaction was recorded as minority interest in our balance sheet, and dividends paid on the capital securities were recorded as minority interest net income in our income statement. Accordingly, minority interest net income includes capital securities dividends in the amount of approximately U.S.$23.2 million (Ps289 million) in 2002 and U.S.$12.5 million (Ps160 million) in 2003. As of January 1, 2004, as a result of new accounting pronouncements under Mexican FRS, this transaction was recorded as debt in our balance sheet, and dividends paid on the capital securities during 2004, which amounted to approximately U.S.$5.6 million (Ps70 million), were recorded as part of financial expenses in our income statement.
(10) Minority interest includes U.S.$1,250 million (Ps13,500 million), that represents the nominal amount of the fixed-to-floating rate callable perpetual debentures issued by C5 Capital (SPV) Limited and C10 Capital
     (SPV) Limited on December 18, 2006. In accordance with Mexican FRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons. However, for purposes of our U.S. GAAP reconciliation, we record these debentures as debt and coupon payments thereon as part of financial expenses in our income statement.
(11) In December 1999, we entered into forward contracts with a number of banks covering 21,000,000 ADSs. In December 2002, we agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts with the same banks on similar terms to the original forward transactions. Under the new forward contracts the banks retained the ADSs underlying the original forward contracts, which had increased to 25,457,378 ADSs as a result of stock dividends through June 2003. As a result of this net settlement, we recognized in December 2002 a decrease of approximately U.S.$98.3 million (Ps1,145 million) in our stockholders' equity, arising from changes in the valuation of the ADSs. In October 2003, in connection with an offering of all the ADSs underlying those forward contracts, we agreed with the banks to settle those forward contracts for cash. As a result of the final settlement in October 2003, we recognized an increase of approximately U.S.$18.1 million (Ps210 million) in our stockholders' equity, arising from changes in the valuation of the ADSs from December 2002 through October 2003. During the life of these forward contracts, the underlying ADSs were considered to have been owned by the banks and the forward contracts were treated as equity transactions, and, therefore, changes in the fair value of the ADSs were not recorded until settlement of the forward contracts.

(12) Book value per share is calculated by dividing stockholders' equity (excluding minority interest) by the number of shares outstanding.
(13) EBITDA equals operating income before amortization expense and depreciation. Under Mexican FRS, amortization of goodwill, until December 31, 2004, was not included in operating income, but instead was recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income under Mexican FRS before giving effect to any minority interest, which we consider to be the most comparable measure as determined under Mexican FRS. We are not required to prepare a statement of cash flows under Mexican FRS and therefore do not have such Mexican FRS cash flow measures to present as comparable to EBITDA. Interest expense does not include coupon payments on and issuance costs of the perpetual debentures issued by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited of approximately U.S.$13 million (Ps137 million) for the portion of the year ended December 31, 2006 that such securities were outstanding (from December 18, 2006 to December 31, 2006).


                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------------------------
                                               2002            2003           2004           2005           2006          2006
                                               ----            ----           ----           ----           ----          ----
                                                   (in millions of constant Pesos as of December 31, 2006 and Dollars)
RECONCILIATION OF EBITDA TO
OPERATING INCOME EBITDA................   Ps  24,422     Ps  26,319      Ps  29,563     Ps  41,185    Ps  44,686     U.S.$4,137
Less:
     Depreciation and
     amortization expense..............        7,729          8,151           7,996         12,394        12,872          1,192
  Operating income.....................       16,693         18,168          21,567         28,791        31,814          2,945


(14) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions.
(15) We have restated the information at and for the years ended December 31, 2002, 2003, 2004 and 2005 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico, as required by Regulation S-X under the Exchange Act, instead of using the weighted average restatement factors used by us according to Mexican FRS and applied to the information presented under Mexican FRS of prior years. See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to CEMEX.
(16) For financial reporting under U.S. GAAP, until December 31, 2002, elements that did not meet either the definition of equity, or the definition of debt, were presented under a third group, commonly referred to as "mezzanine items." As of December 31, 2002, these elements, as they related to us, included our preferred equity and our putable capital securities described in note 9 above and our obligation under the forward contracts described in note 11 above. As of December 31, 2003, as a result of the adoption of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," these elements were presented as a separate line item within liabilities. For purposes of our U.S. GAAP reconciliation, we record the perpetual debentures issued by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited as debt and coupon payments thereon as part of financial expenses in our income statement.

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

BUSINESS OVERVIEW

         We are a publicly traded stock corporation with variable capital, or sociedad anonima bursatil de capital variable, organized under the laws of the United Mexican States, or Mexico, with our principal executive offices in Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre, Garza Garcia, Nuevo Leon, Mexico 66265. Our main phone number is (011-5281) 8888-8888. CEMEX's agent for service, exclusively for actions brought by the Securities and Exchange Commission pursuant to the requirements of the United States Federal securities laws, is CEMEX, Inc., located at 840 Gessner Road, Suite 1400, Houston, Texas 77024.

         CEMEX was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual shareholders' meeting, this period was extended to the year 2100. As of July 3, 2006, CEMEX's full legal and commercial name is CEMEX, Sociedad Anonima Bursatil de Capital Variable, or CEMEX, S.A.B. de C.V. The change in our corporate name, which means that we are now called a publicly traded stock corporation (sociedad anonima bursatil), was made to comply with the requirements of the new Mexican Securities Law enacted on December 28, 2005, which became effective on June 28, 2006.

         As of December 31, 2006, we were the third largest cement company in the world, based on installed capacity of approximately 93.2 million tons. As of December 31, 2006, we were the largest ready-mix concrete company in the world with annual sales volumes of approximately 74 million cubic meters, and one of the largest aggregates companies in the world with annual sales volumes of approximately 166 million tons, in each case based on our annual sales volumes in 2006. We are also one of the world's largest traders of cement and clinker, having traded approximately 16 million tons of cement and clinker in 2006. We are a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker.

         With the acquisition of Rinker, our installed capacity of cement has increased by approximately three million tons, our annual ready-mix concrete sales volumes by approximately 20.5 million cubic meters, and our annual aggregates sales volumes by approximately 118 million tons, based on March 31, 2006 (fiscal year-end) numbers for Rinker.

         We are a global cement manufacturer with operations in North America, Europe, South America, Central America, the Caribbean, Africa, the Middle East, Oceania and Asia. As of December 31, 2006, we had total assets of approximately Ps324 billion (U.S.$30.0 billion) (without giving effect to the Rinker acquisition) and an equity market capitalization of approximately Ps268 billion (U.S.$24.8 billion).

         As of December 31, 2006, our main cement production facilities were located in Mexico, the United States, Spain, the United Kingdom, Germany, Poland, Croatia, Latvia, Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Egypt, the Philippines and Thailand. As of December 31, 2006, our assets, cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity. The table below also includes our proportional interest in the installed capacity of companies in which we hold a minority interest.


                                                                                 AS OF DECEMBER 31, 2006
                                                                -----------------------------------------------
                                                                 Assets after                    Installed
                                                                 eliminations      Number of     Capacity
                                                                (in billions of     Cement       (millions of
                                                                constant Pesos)     Plants      tons per annum)
                                                                ---------------     ------      ---------------
North America
      Mexico.................................................    Ps 58                15           27.2
      United States..........................................       75                12           13.3
Europe
      Spain..................................................       33                 8           11.0
      United Kingdom.........................................       26                 3            2.8
      Rest of Europe.........................................       42                 9           12.1
South America, Central America and the Caribbean.............       33                14           15.5
Africa and the Middle East...................................       11                 1            5.0
Asia.........................................................        9                 4            6.3
Cement and Clinker Trading Assets and Other Operations.......       37                --             --


         The information in the above table does not give effect to our acquisition of Rinker. In the above table, "Rest of Europe" includes our subsidiaries in Germany, France, Ireland, Austria, Poland, Croatia, the Czech Republic, Hungary, Latvia and other assets in the European region, and, for purposes of the columns labeled "Assets" and "Installed Capacity," includes our 34% interest, as of December 31, 2006, in a Lithuanian cement producer that operated one cement plant with an installed capacity of 1.3 million tons as of December 31, 2006. In addition, "Rest of Europe" includes our Mersmann cement plant in Germany for purposes of the columns labeled "Number of Cement Plants" and "Installed Capacity." The Mersmann plant, with an installed capacity of 0.6 million tons as of December 31, 2006, has ceased cement production, although grinding and packaging activities remain operational. In the above table, "South America, Central America and the Caribbean" includes our subsidiaries in Venezuela, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region. In the above table, "Africa and the Middle East" includes our subsidiaries in Egypt, the United Arab Emirates and Israel. In the above table, "Asia" includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region.

         During the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from that of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following have been our most significant acquisitions over the last five years, the two most significant being our recent acquisition of Rinker and our acquisition in 2005 of RMC:

         o On June 7, 2007, our public offer to acquire all outstanding shares of Rinker became unconditional. As a result, we obtained the right to vote approximately 50.3% of Rinker's outstanding shares. Our offer was originally scheduled to conclude on June 22, 2007, but has been extended until July 16, 2007. As of June 25, 2007, we had been tendered a total of approximately 81% of Rinker's outstanding shares. The enterprise value of Rinker is approximately U.S.$15.3 billion, which includes approximately U.S.$1.1 billion of debt, Rinker's reported debt as of March 31, 2007.

         o On March 2, 2006, we acquired two companies engaged in the ready-mix concrete and aggregates business in Poland from Unicon A/S, a subsidiary of Cementir Group, an Italian cement producer, for approximately (euro)12 million. As part of the transaction, we sold 4K Beton A/S, our Danish subsidiary, which operated 18 ready-mix concrete plants in Denmark, to Unicon A/S, for approximately (euro)22 million. We received net cash proceeds of approximately (euro)6 million, after cash and debt adjustments, from this transaction.

         o In January 2006, we acquired a grinding mill with a grinding capacity of 500,000 tons per year in Guatemala for approximately U.S.$17.4 million. We entered into an agreement to purchase these operations in September 2005 and completed the acquisition on January 1, 2006.

         o In July 2005, we acquired 15 ready-mix concrete plants through the purchase of Concretera Mayaguezana, a ready-mix concrete producer located in Puerto Rico, for approximately U.S.$28 million.

         o On September 27, 2004, in connection with a public offer to purchase the outstanding shares of RMC Group plc, or RMC, we acquired approximately 18.8% of RMC's outstanding shares. On March 1, 2005, we purchased the remaining 81.2% of RMC's outstanding shares, completing our acquisition of RMC. The transaction value of this acquisition, including our assumption of approximately U.S.$2.2 billion of RMC's debt, was approximately U.S.$6.5 billion. RMC, headquartered in the United Kingdom at that time, was a leading international producer and supplier of cement, ready-mix concrete and aggregates with significant operations in the United Kingdom, Germany, France and the United States, as well as operations in other European countries and globally.

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

         o In July and August 2002, through a tender offer and subsequent merger, we acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc. The aggregate value of the transaction was approximately U.S.$281 million, including approximately U.S.$100.8 million of assumed net debt. In July 2005, Puerto Rican Cement Company, Inc., changed its legal name to CEMEX de Puerto Rico, Inc.

         o In July 2002, we purchased, through a wholly-owned indirect subsidiary, the remaining 30% economic interest in the Philippine cement company Solid Cement Corporation, or Solid, for approximately U.S.$95 million.

         As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations over the last five years:

         o On July 27, 2006, we divested a 24.9% interest in PT Semen Gresik to Indonesia-based Rajawali Group for approximately U.S.$337 million. We have subsequently divested our remaining interest in Gresik.

         o On March 2, 2006, we sold 4K Beton A/S, our Danish subsidiary, as described above.

         o On December 22, 2005, we terminated our 50/50 joint ventures with Lafarge Asland in Spain and Portugal, which we acquired in the RMC acquisition. The Spanish joint venture operated 122 ready-mix concrete plants and 12 aggregates, and the Portuguese joint venture operated 31 ready-mix concrete plants and five aggregates quarries. Under the terms of the termination agreement, Lafarge Asland received a 100% interest in both joint ventures and we received (euro)50 million in cash, as well as 29 ready-mix concrete plants and five aggregates quarries in Spain.

         o On July 1, 2005, we and Ready Mix USA, Inc., a privately-owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and 11 cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. CEMEX Southeast, LLC is managed by us, and Ready Mix USA, LLC is managed by Ready Mix USA. In a separate transaction, on September 1, 2005, we sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million.

         o As a condition to closing the RMC acquisition, we agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix concrete and related assets in the Tucson, Arizona area. Following FTC approval, we sold RMC's operations in the Tucson area to California Portland Cement Company for a purchase price of approximately U.S.$16 million on August 29, 2005.

         o On April 26, 2005, we divested our 11.9% interest in Cementos Bio Bio, S.A., a cement company in Chile, for approximately U.S.$65 million.

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

         See Item 4 -- "Information on the Company -- Recent Developments -- Rinker Acquisition" and Item 4 -- "Information on the Company -- North America -- Our U.S. Operations" for a description of certain divestitures and contributions to Ready Mix USA, LLC that we are required to make as a result of our acquisition of Rinker.

GEOGRAPHIC BREAKDOWN OF OUR 2006 NET SALES

         The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2006:

                              [PIE CHART OMITTED]



         For a description of a breakdown of total revenues by geographic markets for each of the years ended December 31, 2004, 2005 and 2006, please see
Item 5 -- "Operating and Financial Review and Prospects."

RINKER BUSINESS OVERVIEW

         Rinker is a leading international producer and supplier of materials, products and services used primarily in the construction industry. As of March 31, 2006, it had operating units in three countries, primarily in the United States and Australia, and employed over 14,350 people worldwide. The geographic distribution of Rinker's major operations is shown in the following table:

                                                    AS OF MARCH 31, 2006
                      -----------------------------------------------------------------------------------
                      Number of Quarries,       Number of       Number of Concrete,    Number of Concrete
                           Sand and              Cement         Concrete  Block and       Pipe and
                      Aggregates Plants          Plants          Asphalt Plants         Product Plants
                      -----------------       -----------      - -----------------      ------------------
United States.....            89                     2                   222                  49
Australia.........            84                     -                   243                  17
China.............             -                     -                     4                   -

         Rinker is one of the world's largest suppliers of ready-mix concrete and aggregates. For its fiscal year ended March 31, 2006, Rinker sold approximately 3.8 million tons of cement (including imports), approximately 20.5 million cubic meters of ready-mix concrete and approximately 118 million tons of aggregates. As of March 31, 2006, Rinker's total annual cement capacity was approximately three million tons. CEMEX and Rinker both have operations in the U.S., with Rinker's primary businesses being located in Florida, Arizona and Nevada.

         The revenue information set forth below with respect to Rinker's operations for the twelve-month period ended March 31, 2007 has been derived from Rinker's audited annual financial statements for that period. Rinker's financial statements were prepared by Rinker in accordance with Australian International Financial Reporting Standards, or A-IFRS, which differ in significant respects from Mexican FRS.

         For the twelve-month period ended March 31, 2007, Rinker's revenues from continuing operations, before revenues from unconsolidated joint ventures and associated entities, were approximately U.S.$5.3 billion, based on information submitted by Rinker to the Australian Securities Exchange. Approximately U.S.$4.1 billion of these revenues were generated in the United States, and approximately U.S.$1.2 billion in Australia and China.

         For further description of Rinker's operations, see Item 4 -- "Information on the Company -- North America -- Our U.S. Operations" and Item 4 -- "Information on the Company -- Description of Rinker Operations."

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

         There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2006, 55 of our 66 operative production plants used the dry process, nine used the wet process and two used both processes. Our production plants that use the wet process are located in Venezuela, Colombia, Nicaragua, the Philippines, the United Kingdom, Germany and Latvia. As of March 31, 2006, Rinker's two cement plants both used the dry process. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

         Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

Ready-Mix Concrete Production Process

         Ready-mix concrete is a combination of cement, fine and coarse aggregates, and admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time). The concrete hardens due to the chemical reaction when water is added to the mix, filling voids in the mixture and turning it into a solid mass.

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

FOCUS ON AND VERTICALLY INTEGRATE OUR CORE BUSINESS OF CEMENT,
READY-MIX CONCRETE AND AGGREGATES

         We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business can make them more efficient and more profitable than if they were run separately. We believe that this strategic focus has enabled us to grow our existing businesses and to expand our operations internationally.

GEOGRAPHICALLY DIVERSIFY OUR OPERATIONS AND ALLOCATE CAPITAL EFFECTIVELY BY EXPANDING INTO SELECTED NEW MARKETS

         Subject to economic conditions that may affect our ability to complete acquisitions, we intend to continue adding assets to our existing portfolio.

         We intend to continue to geographically diversify our cement, ready-mix concrete and aggregates operations and to vertically integrate in new and existing markets by investing in, acquiring and developing complementary operations along the cement value chain.

         We believe that it is important to diversify selectively into markets that have long-term growth potential. By participating in these markets, and by purchasing operations that benefit from our management and turnaround expertise and assets that further integrate into our existing portfolio, in most cases, we have been able to increase our cash flow and return on capital employed.

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

IMPLEMENT PLATFORMS TO ACHIEVE OPTIMAL OPERATING STANDARDS AND
QUICKLY INTEGRATE ACQUISITIONS

         By continuing to produce cement at a relatively low cost, we believe that we will continue to generate cash flows sufficient to support our present and future growth. We strive to reduce our overall cement production related costs and corporate overhead through strict cost management policies and through improving efficiencies. We have implemented several worldwide standard platforms as part of this process. These platforms were designed to develop efficiencies and better practices, and we believe they will further reduce our costs, streamline our processes and extract synergies from our global operations. In addition, we have implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which are expected to assist us in lowering costs.

         With each international acquisition, we have refined the implementation of both the technological and managerial processes required to rapidly integrate acquisitions into our existing corporate structure. The implementation of the platforms described above has allowed us to integrate our acquisitions more rapidly and efficiently.

         As of December 31, 2006, we believe we have achieved approximately U.S.$360 million of annual savings from the RMC acquisition through cost-saving synergies. In the case of the Rinker acquisition, we similarly expect to achieve significant cost savings in the acquired operations by optimizing the production and distribution of ready-mix concrete and aggregates, reducing costs in the cement manufacturing facilities, partly by implementing CEMEX operating standards at such facilities, reducing raw materials and energy costs by centralizing procurement processes and reducing other operational costs by centralizing technological and managerial processes. We expect to realize annual savings of approximately U.S.$130 million through cost-saving synergies between the date of this annual report and 2010.

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

         We continue to focus on developing new competitive advantages that will differentiate us from our competitors. In addition, we are strengthening our commercial and corporate brands in an effort to further enhance the value of our products and our services for our customers. Our relatively lower cost combined with our high quality service has allowed us to make significant inroads in these areas.

         We believe our Construrama branding and our other marketing strategies in Mexico have strengthened our distribution network, fostered greater loyalty among distributors and further fortified our commercial network. With Construrama, we have enhanced the operating and service standards of our distributors, providing them with training, a standard image and national publicity. We are also utilizing our Construrama strategy in our Venezuelan operations and may introduce this branding strategy in other markets, depending on market conditions and brand competition. Another strategy we have implemented in Mexico, which we call "Multiproductos," helps our distributors offer a wider array of construction materials and reinforces the subjective value of our products.

         In Spain, we have implemented several initiatives to increase the value of our services to our clients such as mobile access to account information, 24-hour bulk cement dispatch capability, night delivery of ready-mix concrete, and a customer loyalty incentive program.

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

OUR CORPORATE STRUCTURE

         We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2006. The chart also shows, for each company, our approximate direct or indirect percentage equity or economic ownership interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include our intermediary holding companies and our operating company subsidiaries. The chart does not take into account our acquisition of Rinker.

ORG CHART


                                                          Footnotes on next page

     (1) Centro Distribuidor de Cemento S.A. de C.V. indirectly holds 100% of New Sunward Holdings B.V. through other intermediate subsidiaries.
     (2) Includes CEMEX Espana's 90% interest and Gestion Francazal Enterprises' 10% interest.
     (3)  Formerly RMC Group Limited.
     (4) EMBRA is the holding company for operations in Finland, Norway and Sweden.
     (5) Formerly Rizal Cement Co., Inc. Includes CEMEX Asia Holdings' 70% economic interest and 30% interest by CEMEX Espana.
     (6)  Represents CEMEX Asia Holdings' economic interest.
     (7) Represents our economic interest in four UAE companies: RMC Topmix LLC, RMC Supermix LLC, Gulf Quarries Company and Falcon Cement LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
     (8) Includes CEMEX (Costa Rica) S.A.'s 98% interest and CEMEX Espana S.A.'s 2% indirect interest.

NORTH AMERICA

         For the year ended December 31, 2006, our business in North America, which includes our operations in Mexico and the United States, represented approximately 39% of our net sales. As of December 31, 2006, our business in North America represented approximately 43% of our total installed capacity and approximately 31% of our total assets. As a result of our acquisition of Rinker, our North American operations have recently increased significantly.

OUR MEXICAN OPERATIONS

Overview

         Our Mexican operations represented approximately 18% of our net sales in constant Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2006.

         As of December 31, 2006, we owned 100% of the outstanding capital stock of CEMEX Mexico. CEMEX Mexico is a direct subsidiary of CEMEX and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX Mexico, indirectly, is also the holding company for our international operations. CEMEX Mexico, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our Mexican operations.

         In March 2006, we announced a plan to construct a new kiln at our Yaqui cement plant in Sonora, Mexico in order to increase our cement production capacity to support strong regional demand due to the continued growth of the housing market in the Northwest region. The current production capacity of the Yaqui cement plant is approximately 1.6 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Yaqui cement plant to approximately 3.0 million tons of cement per year, is expected to be completed in 2008. We expect our total capital investment in the construction of this new kiln over the course of two years will be approximately U.S.$170 million, including approximately U.S.$84 million during 2007. We expect that this investment will be fully funded with free cash flow generated during the two-year construction period.

         In September 2006, we announced a plan to construct a new kiln at our Tepeaca cement plant in Puebla, Mexico. The current production capacity of the Tepeaca cement plant is approximately 3.2 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Tepeaca cement plant to approximately 7.6 million tons of cement per year, is expected to be completed in 2009. We expect our total capital investment in the construction of this new kiln over the course of three years will be approximately U.S.$460 million, including approximately U.S.$125 million during 2007. We expect that this investment will be fully funded with free cash flow generated during the three-year construction period.

         During the second quarter of 2002, the production operations at our oldest cement plant (Hidalgo) were suspended. However, as a result of an expected increase in regional demand, we resumed production operations at this plant during May 2006.

         In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2006, more than 730 independent concessionaries with close to 2,100 stores were integrated into the Construrama program, with nationwide coverage.

The Mexican Cement Industry

         According to the Instituto Nacional de Estadistica, Geografia e Informatica, total construction output in Mexico increased 6.9% in 2006 compared to 2005. The increase in total construction output in 2006 was primarily driven by the commercial and industrial housing and infrastructure segments, while the retail (self-construction) market increased 3.7%.

         Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2006 accounted for approximately 66% of Mexico's demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that as much as 45% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

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

Our Mexican Operating Network


                               [GRAPHIC OMITTED]



_______________________
(1) In 2002, production operations at the Hidalgo cement plant were suspended, but were resumed during May 2006.


         Currently, we operate 15 plants (including Hidalgo, which resumed operations during May 2006) and 93 distribution centers (including eight marine terminals) located throughout Mexico. We operate modern plants on Mexico's Atlantic and Pacific coasts, allowing us to take advantage of low-cost maritime transportation to the Asian, Caribbean, Central and South American and U.S. markets.

Products and Distribution Channels

         Cement. Our cement operations represented approximately 59% of our Mexican operations' net sales in 2006. Our domestic cement sales volume represented approximately 91% of our total Mexican cement sales volume in 2006. As a result of the retail nature of the Mexican market, our Mexican operations are not dependent on a limited number of large customers. In 2006, our Mexican operations sold approximately 60% of their cement sales volume through more than 5,600 distributors throughout the country, most of whom work on a regional basis. The five most important distributors in the aggregate accounted for approximately 6% of our Mexican operations' total sales by volume for 2006.

         Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 25% of our Mexican operations' net sales in 2006. Our ready-mix concrete operations in Mexico purchase all of their cement requirements from our Mexican cement operations. Ready-mix concrete is sold through our own internal sales force, which is divided into national accounts that cater to large construction companies and local representatives that support medium- and small-sized construction companies.

         Exports. Our Mexican operations export a portion of their cement production. Exports of cement and clinker by our Mexican operations represented approximately 9% of our total Mexican cement sales volume in 2006. In 2006, approximately 89% of our cement and clinker exports from Mexico were to the United States, 9% to Central America and the Caribbean and 2% to South America.

         Our Mexican operations' cement and clinker exports to the U.S. are marketed through wholly-owned subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm's-length basis.

         Since 1990, exports of cement and clinker to the U.S. from Mexico have been subject to U.S. anti-dumping duties. In March 2006, the Mexican and U.S. governments entered into an agreement to eliminate U.S. anti-dumping duties on Mexican cement imports following a three-year transition period beginning in 2006. In 2006, Mexican cement imports into the U.S. were subject to volume limitations of three million tons per year. During the second and third year of the transition period, this amount may be increased in response to market conditions, subject to a maximum increase per year of 4.5%. For the second year of the transition period, the amount was increased by 2.7%. Quota allocations to Mexican companies that import cement into the U.S. are made on a regional basis. The transitional anti-dumping duty during the three-year transition period was lowered to U.S.$3.00 per ton, effective as of April 3, 2006, from the previous amount of approximately U.S.$26.00 per ton. For a more detailed description of the terms of the agreement between the Mexican and U.S. governments, please see "Regulatory Matters and Legal Proceedings -- Anti-Dumping."

Production Costs

         Our Mexican operations' cement plants primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts, one commencing in 2002 and the other in 2003, with Petroleos Mexicanos, or PEMEX, pursuant to which PEMEX agreed to supply us with a total of 1,750,000 tons of petcoke per year. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our Mexican operations have begun to use alternate fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternate fuels represented approximately 2.2% of the total fuel consumption for our Mexican operations in 2006, and we expect to increase this percentage to approximately 5% or 6% by the end of 2007.

         In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. (currently Excelon Generation Company LLC) for the financing, construction and operation of "Termoelectrica del Golfo," a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations on May 1, 2004. In February 2007, ABB Alstom Power and Excelon Generation Company LLC sold their participations in the project to a subsidiary of The AES Corporation. As of December 31, 2006, after 32 months of operation, the power plant has supplied electricity to 10 of our cement plants in Mexico covering approximately 77% of their needs for electricity and has represented a decrease of approximately 34% in our cost of electricity at these plants.

         In April 2007, we announced that we had entered into an agreement to purchase power generated by a wind-driven power plant to be located in Oaxaca, Mexico, and to be built by Spanish construction company Acciona S.A. This agreement is subject to several conditions, which had not been fulfilled as of the date of this annual report. The power plant, which has not yet been constructed, is expected to generate up to 250 megawatts of electricity per year and supply one-third of our current power needs in Mexico. The power plant, which is expected to be financed by Acciona S.A., is estimated to cost approximately U.S.$400 million.

         We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See Item 5 - "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

Description of Properties, Plants and Equipment

         As of December 31, 2006, we had 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 27.2 million tons per year. As described above, production operations at our Hidalgo cement plant had been suspended since 2002, but were resumed during May 2006. Our Mexican operations' most significant gray cement plants are the Huichapan, Tepeaca and Barrientos plants, which serve the central region of Mexico, the Monterrey, Valles and Torreon plants, which serve the northern region of Mexico, and the Guadalajara and Yaqui plants, which serve the Pacific region of Mexico. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that these limestone and clay reserves have an average remaining life of more than 60 years, assuming 2006 production levels. As of December 31, 2006, all our production plants in Mexico utilized the dry process.

         As of December 31, 2006, we had a network of 85 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities and eight marine terminals. In addition, we had 293 ready-mix concrete plants throughout 78 cities in Mexico, more than 2,388 ready-mix concrete delivery trucks and 19 aggregates quarries.

Capital Investments

         We made capital expenditures of approximately U.S.$90 million in 2004, U.S.$102 million in 2005, and U.S.$353 million in 2006 in our Mexican operations. We currently expect to make capital expenditures of approximately U.S.$395 million in our Mexican operations during 2007, including those related to the expansion of the Yaqui and Tepeaca cement plants described above.

OUR U.S. OPERATIONS

Overview

         Our U.S. operations represented approximately 21% of our net sales in constant Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2006. In addition, Rinker's U.S. operations are described below.

         As of December 31, 2006, we held 100% of CEMEX, Inc., our operating subsidiary in the United States.

         As of December 31, 2006, we had a cement manufacturing capacity of approximately 13.3 million tons per year in our U.S. operations, including nearly 0.7 million tons in proportional interests through minority holdings. As of December 31, 2006, we operated a geographically diverse base of 12 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also had 48 rail or water served active cement distribution terminals in the United States. As of December 31, 2006, we had 238 ready-mix concrete plants located in the Carolinas, Florida, Georgia, Texas, New Mexico, Nevada, Arizona and California and aggregates facilities in North Carolina, Arizona, California, Florida, New Mexico, Nevada and Texas, not including the assets we contributed to Ready Mix USA, LLC, as described below.

         As of March 31, 2006, Rinker operated, through its Rinker Materials subsidiary, 89 quarries, sand and aggregates plants in the U.S., principally in the southeast (Florida, Georgia, Tennessee and Kentucky) and the western U.S. states (Arizona, Nevada, Oregon, Washington state and northern California). In total, Rinker supplied approximately 92 million tons of aggregates in the U.S. during the twelve-month-period ended March 31, 2006. As of that date, Rinker also operated two cement plants and two cement terminals in Florida, and operated more than 220 concrete, concrete block and asphalt plants, located mainly in Florida, Arizona and Nevada. In total, Rinker produced about 13.6 million cubic meters of concrete in the U.S. in the twelve-month period ended March 31, 2006, as well as about 200 million units of concrete block. As of March 31, 2006, Rinker also operated 49 concrete pipe and product plants in the U.S., as well as 30 gypsum supply outlets.

         For the 12-month period ended March 31, 2007, Rinker's operations in the United States generated revenues of approximately U.S.$4.1 billion, based on information submitted by Rinker to the Australian Securities Exchange.

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

         After the third anniversary of the formation of these companies, Ready Mix USA will have the option, but not the obligation, to require us to purchase Ready Mix USA's interest in the two companies at a purchase price equal to the greater of the book value of the companies' assets or a formula based on the companies' earnings. This option will expire on the twenty-fifth anniversary of the formation of these companies.

         Under the Ready Mix USA, LLC joint venture, we are required to contribute to the Ready Mix USA joint venture any ready-mix concrete and concrete block assets we acquire inside the joint venture region, while any aggregates assets acquired inside the region may be added to the Ready Mix USA joint venture at the option of the non-acquiring member. Building materials, pipe, transport and storm water treatment assets are not subject to the contribution clause under the Ready Mix USA joint venture. Upon contribution of the assets, the non-acquiring member may, subject to certain conditions, elect among the following financing methods: (i) to make a capital contribution in cash to the joint venture for an amount equivalent to the determined value of the assets, (ii) to have the joint venture borrow from a third party the funds necessary to purchase the assets from us, (iii) to have the joint venture issue debt to the contributing member in an amount equal to such value or (iv) to accept dilution of its interest in the joint venture. The value of the contributed assets is to be determined by the Ready Mix USA joint venture board within 30 days of the asset acquisition, and is based on a formula based on the last fiscal year earnings of the assets. The non-acquiring member has 30 days to elect the financing method for the contributed assets following board approval of the valuation, and if no option is elected within 30 days the right to select the option is transferred to the contributing member. Following the financing election, the contribution or sale of the assets to the joint venture must be completed within 180 days. If not completed within that period, the non-acquiring member has the right for 365 days to require the ready-mix concrete and concrete block assets to be sold to a third party. Aggregates assets may be retained by the acquiring member if the non-acquiring member elects not to have the aggregates assets contributed to the joint venture.

         In addition, as a result of our acquisition of Rinker, we are required by the Consent Decree that we entered into with the Antitrust Division to divest certain Rinker and CEMEX assets. These divestitures must occur on or before October 17, 2007, unless the U.S. Department of Justice grants one or more extensions which may not exceed a total of 60 calendar days.. For a description of the assets to be divested, see " -- Recent Developments -- Rinker Acquisition."

         In February 2006, we announced a plan to construct a second kiln at our Balcones cement plant in New Braunfels, Texas in order to increase our cement production capacity to support strong demand amidst a shortfall in regional supplies of cement. The current production capacity of the Balcones cement plant is approximately 1.1 million tons per year. The construction of the new kiln, which is designed to increase our total production capacity in the Balcones cement plant to approximately 2.2 million tons per year, is expected to be completed in 2008. We expect our total capital investment in the construction of this new kiln over the course of three years will be approximately U.S.$250 million, including U.S.$27 million in 2006 and an expected U.S.$180 million during 2007. We expect that this investment will be fully funded with free cash flow generated during the three-year construction period.

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

The Cement Industry in the United States

         According to the U.S. Census Bureau, total construction spending in the U.S. increased 4.7% in 2006 compared to 2005. The increase in total construction spending in 2006 was primarily driven by increased demand from the public sector and a recovery in industrial and commercial construction, partially offset by weak demand from the residential sector.

         Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors, namely, the residential sector, the industrial-and-commercial sector, and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges.

         Since the early 1990s, cement demand has become less vulnerable to recessionary pressures than in previous cycles, due to the growing importance of the generally counter-cyclical public sector. In 2006, according to our estimates, public sector spending accounted for approximately 47% of the total cement consumption in the U.S. Strong cement demand over the past decade has driven industry capacity utilization up to maximum levels. According to the Portland Cement Association, average domestic capacity utilization has been close to 92.2% in the last three years.

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

         Aggregates are widely used throughout the U.S. for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the 2006 U.S. Geological Survey, approximately 3,800 companies operated approximately 6,000 quarries and pits.

Our United States Cement Operating Network

         The map below reflects our cement plants and cement terminals in the United States as of December 31, 2006.


                           [U.S. MAP GRAPHIC OMITTED]

         The map below reflects Rinker's assets in the United States as of March 31, 2006. As of March 31, 2006, Rinker in the United States operated two cement plants located in Florida with an installed capacity of 1.9 million tons of cement, as well as two cement terminals, 172 ready-mix concrete plants, 29 concrete block plants, 21 asphalt plants and 49 concrete pipe and concrete products plants.


                           [U.S. MAP GRAPHIC OMITTED]

         The map below intends to provide an approximate overview of our future U.S. operations if the integration of Rinker's U.S. assets is executed as currently planned and if the divestitures of certain of our and Rinker's assets are completed as required by the Antitrust Division.


                          [U.S. MAP GRAPHIC OMITTED]




Products and Distribution Channels

         Cement. Our cement operations represented approximately 40% of our U.S. operations' net sales in 2006. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

         Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 37% of our U.S. operations' net sales in 2006. Our ready-mix concrete operations in the U.S. purchase most of their cement requirements from our U.S. cement operations and roughly half of their aggregates requirements from our U.S. aggregates operations. In addition, Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest, purchases most of its cement requirements from our U.S. cement operations. Our ready-mix products are mainly sold to residential, commercial and public contractors and to building companies.

         Aggregates. Our aggregates operations represented approximately 11% of our U.S. operations' net sales in 2006. At 2006 production levels, and based on 45 active locations, it is anticipated that approximately 64% of our construction aggregates reserves in the U.S. will last for 10 years or more. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries. Ready Mix USA, LLC purchases most of its aggregates requirements from third parties.

Production Costs

         The largest cost components of our plants are electricity and fuel, which accounted for approximately 41% of our U.S. operations' total production costs in 2006. We are currently implementing an alternative fuels program to gradually replace coal with more economic fuels such as petcoke and tires, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2006, the use of alternative fuels offset the effect on our fuel costs of a significant increase in coal prices. Power costs in 2006 represented approximately 19% of our U.S. operations' cash manufacturing cost, which represents production cost before depreciation. We have improved the efficiency of our U.S. operations' electricity usage, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment

         As of December 31, 2006, we operated 12 cement manufacturing plants in the U.S., with a total installed capacity of 13.3 million tons per year, including nearly 0.7 million tons in proportional interests through minority holdings. As of that date, we operated a distribution network of 48 cement terminals, eight of which are deep-water terminals. All our cement production facilities in 2006 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest, and the Demopolis, Alabama and Clinchfield, Georgia plants, which are owned by CEMEX Southeast, LLC, an entity in which we own a 50.01% interest and Ready Mix USA owns a 49.99% interest. On March 20, 2006, we agreed to terminate the lease on the Balcones cement plant prior to expiration and purchased the Balcones cement plant for approximately U.S.$61 million.

         As of December 31, 2006, we had 238 wholly-owned ready-mix concrete plants and 45 aggregates quarries, and we also have interests in 161 ready-mix concrete plants, 13 aggregates quarries and 20 block plants in the Florida panhandle and southern Georgia, which are owned by Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest.

         As of December 31, 2006, we distributed fly ash through 16 terminals and 15 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 32 concrete block, paver, pipe and precast facilities, and had interests in 20 concrete block, paver, pipe and precast facilities, which are owned by Ready Mix USA, LLC.

         As of March 31, 2006, Rinker operated, through its Rinker Materials subsidiary, 89 quarries, sand and aggregates plants in the U.S., as well as two cement plants, two cement terminals, more than 220 concrete, concrete block and asphalt plants, 49 concrete pipe and product plants, and 30 gypsum supply outlets.

Capital Investments

         We made capital expenditures of approximately U.S.$111 million in 2004, U.S.$160 million in 2005, and U.S.$344 million in 2006 in our U.S. operations. We currently expect to make capital expenditures of approximately U.S.$363 million in our U.S. operations during 2007, including those related to the expansion of the Balcones cement plant described above, but excluding those related to Rinker's U.S. operations. We do not expect to be required to contribute any funds in respect of the assets of the companies jointly-owned with Ready Mix USA as capital expenditures during 2007.

EUROPE

         For the year ended December 31, 2006, our business in Europe, which includes our operations in Spain, the United Kingdom and our Rest of Europe segment, as described below, represented approximately 39% of our net sales. As of December 31, 2006, our business in Europe represented approximately 28% of our total installed capacity and approximately 33% of our total assets.

OUR SPANISH OPERATIONS

Overview

         Our Spanish operations represented approximately 9% of our net sales in constant Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2006.

         As of December 31, 2006, we held 99.7% of CEMEX Espana, S.A., or CEMEX Espana, our operating subsidiary in Spain. Our cement activities in Spain are conducted by CEMEX Espana itself and Cementos Especiales de las Islas, S.A., or CEISA, a joint venture 50%-owned by CEMEX Espana and 50%-owned by Tudela Veguin, a Spanish cement producer. Our ready-mix concrete activities in Spain are conducted by Hormicemex, S.A., a subsidiary of CEMEX Espana, and our aggregates activities in Spain are conducted by Aricemex S.A., a subsidiary of CEMEX Espana. CEMEX Espana is also a holding company for most of our international operations.

         In March 2006, we announced a plan to invest approximately (euro)47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain, including approximately (euro)11 million in 2006 and an expected (euro)21 million during 2007. The new facilities, which are designed to have a production capacity of nearly one million tons of cement and 200,000 tons of dry mortar per year, are expected to be completed in 2008.

         Additionally, during the course of 2007 we will be increasing our installed capacity for white cement at our Bunol plant, located in the Valencia region, through the installation of a new production line.

         In February 2007, we announced that Cementos Andorra, a joint venture between us and the Burgos family, intends to build a new cement production facility in Teruel, Spain. The new cement plant is expected to have an annual capacity in excess of 650,000 tons and be completed in the first quarter of 2009. Our investment in the construction of the plant is expected to be approximately (euro)84 million, including approximately (euro)27 million during 2007. We will hold a 70% interest in Cementos Andorra and the Burgos family will hold a 30% interest.

The Spanish Cement Industry

         According to the Spanish National Institute of Statistics, in 2006, the construction sector of the Spanish economy increased 5.8% compared to 2005, primarily as a result of the growth of construction in the residential sector. According to the Asociacion de Fabricantes de Cemento de Espana, or OFICEMEN, the Spanish cement trade organization, cement consumption in Spain in 2006 increased an estimated 8.2% compared to 2005. OFICEMEN modified the percentage increase of cement consumption in 2005 compared to 2004 from 5.1% to 7.3% as a result of a change in the applied methodology.

         During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 3.4% in 2004, and increased 12.4% in 2005 and 3% in 2006. Clinker imports have been significant, with increases of 6.3% in 2004, 25% in 2005 and 19.7% in 2006. In any case, imports primarily had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets. OFICEMEN modified the percentage change of cement imports for 2005 compared to 2004 from a decrease of 1.4% to an increase of 12.4% as a result of a change in the applied methodology. The percentage increase of clinker imports was also modified for 2005 from a previous increase of 18.3%.

         In the past, Spain has traditionally been one of the leading exporters of cement in the world exporting up to 6 million tons per year. Our Spanish operations' cement and clinker export volumes decreased 23% in 2004 and 40% in 2005, but increased 25% in 2006, primarily as a result of cement demand in Africa.

Competition

         According to OFICEMEN, as of December 31, 2006, approximately 60% of installed capacity for production of clinker and cement in Spain was owned by five multinational groups, including CEMEX.

         Competition in the ready-mix concrete industry is particularly intense in large urban areas. Our subsidiary Hormicemex has achieved a relevant market presence in areas such as the Baleares islands, the Canarias islands, Levante (includes the Castellon, Valencia, Alicante and Murcia regions),and Aragon (includes the Huesca, Zaragoza and Teruel regions). In other areas, such as central Spain and Cataluna (includes the Barcelona, Lleida and Tarragona regions), our market share is smaller due to greater competition in the relatively larger urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry has in the past led to weak pricing. The distribution of ready-mix concrete remains a key component of CEMEX Espana's business strategy.

         Our Spanish Operating Network

                       [MAP OF SPAIN GRAPHIC OMITTED]


Products and Distribution Channels

         Cement. Our cement operations represented approximately 53% of our Spanish operations' net sales in 2006. CEMEX Espana offers various types of cement, targeting specific products to specific markets and users. In 2006, approximately 13% of CEMEX Espana's domestic sales volumes consisted of bagged cement through distributors, and the remainder of CEMEX Espana's domestic sales volumes consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX Espana's own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

         Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 23% of our Spanish operations' net sales in 2006. Our ready-mix concrete operations in Spain in 2006 purchased over 80% of their cement requirements from our Spanish cement operations, and approximately 41% of their aggregates requirements from our Spanish aggregates operations. Ready-mix concrete sales for public works represented 14% of our total ready-mix concrete sales, and sales for residential and non-residential buildings represented 86% of our total ready-mix concrete sales in 2006.

         Aggregates. Our aggregates operations represented approximately 5% of our Spanish operations' net sales in 2006.

         Exports. Exports of cement by our Spanish operations represented approximately 1% of our Spanish operations' net sales in 2006. Export prices are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2006, 88% consisted of white cement and 12% consisted of gray cement. In 2006, 37% of our exports from Spain were to the United States, 50% to Africa and 13% to Europe.

Production Costs

         We have improved the profitability of our Spanish operations by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2006, we burned meal flour, organic waste, tires and plastics as fuel, achieving in 2006 a 5.1% substitution rate for petcoke. During 2007, we expect to increase the quantity of those alternative fuels.

Description of Properties, Plants and Equipment

         As of December 31, 2006, our Spanish operations operated eight cement plants located in Spain, with an installed cement capacity of 11.0 million tons, including 1.4 million tons of white cement. As of that date, we also owned three cement mills, one of which is held through CEISA, 28 distribution centers, including 10 land and 18 marine terminals, and 12 mortar plants, including one which is held through CEISA and another in which we also hold a 50% participation. In addition, as of such date, we owned 115 ready-mix concrete plants, including five through CEISA, and 24 aggregates quarries.

         As of December 31, 2006, we owned nine limestone quarries located in close proximity to our cement plants, which have useful lives ranging from 10 to 30 years, assuming 2006 production levels. Additionally, we have rights to expand those reserves to 50 years of limestone reserves, assuming 2006 production levels.

Capital Investments

         We made capital expenditures of approximately U.S.$55 million in 2004, U.S.$66 million in 2005, and U.S.$162 million in 2006 in our Spanish operations. We currently expect to make capital expenditures of approximately U.S.$185 million in our Spanish operations during 2007, including those related to the construction of the new cement mill and dry mortar production plant in the Port of Cartagena, the construction of a new production line for white cement at our Bunol plant, and the construction of the new cement production facility in Teruel, described above.

OUR U.K. OPERATIONS

Overview

         Our U.K. operations represented approximately 10% of our net sales in constant Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2006.

         As of December 31, 2006, we held 100% of CEMEX Investments Limited (formerly RMC Group Limited), our operating subsidiary in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and pre-cast materials solutions such as concrete blocks, concrete block paving, roof tiles, flooring systems and sleepers for rail infrastructure.

The U.K. Cement Industry

         According to the U.K.'s Department of Trade and Industry, the annual GDP growth rate for the U.K. was 2.7% during 2006. Total construction output grew by 1.3% in 2006, recovering from a decline of 0.9% in 2005 as compared to the prior year. The private housing sector grew by approximately 2%, and the public housing sector grew by approximately 23% in 2006, while the total public construction sector continued its declining trend. Infrastructure construction declined by 6.3% while public works other than public housing declined by 4% in 2006. Commercial and industrial construction activity continued to grow by 13.3% and 11.3%, respectively, in 2006. Repair and maintenance activity recovered in the last quarter of 2006 but declined 2.8% over the full year.

Competition

         Our primary competitors in the United Kingdom are Lafarge, Heidelberg, Hanson, Tarmac and Aggregate Industries (a subsidiary of Holcim), each with varying regional and product strengths.

Our U.K. Cement Operating Network

                           [U.K. MAP - GRAPHIC OMITTED]




Products and Distribution Channels

         Cement. Our cement operations represented approximately 12% of our U.K. operations' net sales in 2006. About 90% of our cement sales were of bulk cement, with the remaining 10% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders' merchants and to "do-it-yourself" superstores. During 2006, we imported 0.2 million tons of cement, a decrease of 31% compared to our 2005 imports. This decrease was due to an increase in local production in our three cement plants.

         Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 31% of our U.K. operations' net sales in 2006. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 9.4% of our sales volume. Our ready-mix concrete operations in the U.K. in 2006 purchased approximately 57% of their cement requirements from our U.K. cement operations and approximately 66% of their aggregates requirements from our U.K. aggregates operations. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors.

         Aggregates. Our aggregates operations represented approximately 24% of our U.K. operations' net sales in 2006. In 2006, our U.K. aggregates sales were divided as follows: 47% were sand and gravel, 43% limestone and 10% hard stone. In 2006, 11% of our aggregates were obtained from marine sources along the U.K. coast. In 2006, approximately 47% of our U.K. aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and pre-cast operations. We also sell aggregates to main contractors to build roads and other infrastructure projects.

Production Costs

         Cement. Overall capacity utilization for the U.K. was 83% during 2006. Our South Ferriby plant achieved record production levels for cement and clinker. We continued to implement our cost reduction programs, which resulted in a reduction of maintenance costs by 12.6% in 2006 as compared to 2005. We also increased the usage of alternative fuels to 12% from 10% in 2005.

         Ready-Mix Concrete. In 2006, we increased the productivity of our ready-mix concrete plants by 6% based on volume produced. We also increased the utilization of our ready-mix concrete trucks, reducing the need to hire costly third party trucks. In addition, we reduced our maintenance and other fixed costs in our ready-mix concrete operations by 6% compared to 2005.

         Aggregates. In 2006, we increased the productivity of our quarries by 12% based on volume. In addition, we reduced our maintenance and other fixed costs in our aggregates operations by 11% compared to 2005.

Description of Properties, Plants and Equipment

         As of December 31, 2006, we operated three cement plants and a clinker grinding facility in the United Kingdom, with an installed cement capacity of
2.8 million tons per year, an upward adjustment of 0.1 million tons compared to 2005, resulting from the application of standardized capacity calculation methods. As of that date, we also owned six cement import terminals and operated 269 ready-mix concrete plants and 78 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, roof tiles, sleepers, flooring and other pre-cast businesses in the United Kingdom.

         In January 2007, we announced our plan to construct a new grinding mill and blending facility at the Port of Tilbury, located on the Thames river east of London, with an annual capacity of approximately 1.2 million tons per year. We expect our total capital investment in the construction of this new grinding mill over the course of two years to be approximately U.S.$51 million, including U.S.$36 million during 2007.

Capital Investments

         We made capital expenditures of approximately U.S.$115 million in 2006 in our U.K. operations. We currently expect to make capital expenditures of approximately U.S.$148 million in our U.K. operations during 2007, including those related to the new grinding mill and blending facility at the Port of Tilbury, described above.

OUR REST OF EUROPE OPERATIONS

         Our operations in the Rest of Europe, which, as of December 31, 2006, consisted of our operations in Germany, France, Ireland, Austria, Poland, Croatia, the Czech Republic, Hungary, Latvia and Italy, as well as our other European assets and our minority interest in a Lithuanian company, represented approximately 20% of our 2006 net sales in constant Peso terms, before eliminations resulting from consolidation.

Our German Operations

         Overview

         As of December 31, 2006, we held 100% of CEMEX Deutschland AG, our operating subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete, aggregates and concrete products operations (consisting mainly of prefabricated concrete ceilings and walls). We maintain a nationwide network for ready-mix concrete and aggregates in Germany.

         The German Cement Industry

         According to Euroconstruct, total construction in Germany increased by 1.6% in 2006. Data from the Federal Statistical Office indicate an increase in construction investments by 4.2% for 2006, driven by increases in the residential, non-residential and civil engineering sectors of 4.0%, 4.4% and 4.0%, respectively. According to the German Cement Association, total cement consumption in Germany increased by 6% to 28.6 millions tons in 2006. The concrete and aggregates markets showed similar growth with increases of 7% and 6%, respectively.

         Competition

         Our primary competitors in the German cement market are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. The ready-mix concrete and aggregates markets in Germany are more fragmented, with more participation of local competitors.

         Our German Operating Network

                       [MAP OF GERMANY - GRAPHIC OMITTED]


(1) In 2006, we closed the kiln at the Mersmann cement plant, but grinding and packing activities remain operational. We do not anticipate resuming kiln operations at this plant in 2007.


         Description of Properties, Plants and Equipment

         As of December 31, 2006, we operated two cement plants in Germany (not including the Mersmann plant). As of December 31, 2006, our installed cement capacity in Germany was 6.0 million tons per year (including the Mersmann plant capacity of 0.6 million tons). As of that date, we also operated three cement grinding mills, 195 ready-mix concrete plants (including two mobile plants), 42 aggregates quarries and four land distribution centers in Germany.

         Capital Investments

         We made capital expenditures of approximately U.S.$50 million in 2006 in our German operations, and we currently expect to make capital expenditures of approximately U.S.$80 million in our German operations during 2007.

Our French Operations

         Overview

         As of December 31, 2006, we held 100% of RMC France SAS, our operating subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative.

         The French Cement Industry

         According to Euroconstruct, total construction output in France grew by 4.5% in 2006. The increase was primarily driven by an increase of 5.1% in the residential construction sector. According to the French cement producers association, total cement consumption in France reached 23.9 million tons in 2006, an increase of 5.9% compared to 2005.

         Competition

         Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, while we must rely on sourcing cement from third parties.

         Description of Properties, Plants and Equipment

         As of December 31, 2006, we operated 230 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, and 44 aggregates quarries. As of that date, we also participated in 15 aggregates quarries through joint ventures.

         Capital Investments

         We made capital expenditures of approximately U.S.$33 million in 2006 in our French operations, and we currently expect to make capital expenditures of approximately U.S.$48 million in our French operations during 2007.

Our Irish Operations

         As of December 31, 2006, we held 61.7% of Readymix Plc, our operating subsidiary in the Republic of Ireland. Our operations in Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete products (blocks, pipes, roof tiles, flooring and paving stones). We are also involved in the production and distribution of pre-cast, pre-stressed and architectural pre-cast products for distribution throughout Ireland. As of December 31, 2006, we operated 42 ready-mix concrete plants, 23 aggregates quarries, 19 block plants and seven concrete products facilities located in the Republic of Ireland, Northern Ireland, Scotland, Wales and the Isle of Man. As of that date, we also operated three maritime terminals for cement importation for the Republic of Ireland, Northern Ireland and the Isle of Man. We have a joint venture with Lafarge for the importation and distribution of cement in the Isle of Man.

         According to DKM Economic Consultants, total construction output in the Republic of Ireland is estimated to have increased by 14% in 2006. The expected increase was driven by an increase of 12.8% in the residential sector, 22% in the non-residential sector and 13.9% in the infrastructure sector. According to our estimates, total cement consumption in the Republic of Ireland and Northern Ireland reached 6.5 million tons in 2006, an increase of 5.2%.

         Our main competitors in the ready-mix concrete and aggregates markets in Ireland are CRH and Kilsaran.

         We made capital expenditures of approximately U.S.$21 million in 2006 in our Irish operations, and we currently expect to make capital expenditures of approximately U.S.$25 million in our Irish operations during 2007.

Our Austrian Operations

         As of December 31, 2006, we held 100% of CEMEX Austria plc, our operating subsidiary in Austria. We are a leading participant in the concrete and aggregates markets in Austria, and also produce admixtures. As of December 31, 2006, we operated 40 ready-mix concrete plants and 30 aggregates quarries in Austria.

         According to Euroconstruct, total construction output in Austria grew by 4% in 2006. The increase was primarily driven by an increase of 5.4% in public infrastructure construction in 2006, after an increase of 1.5% in 2005. Demand for new housing construction and renovation also increased 4.3% due to economic upswings and demographic changes as a result of immigration. According to Euroconstruct, total cement consumption in Austria increased 2% in 2006.

         Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Wopfinger and Lafarge.

         We made capital expenditures of approximately U.S.$23 million in 2006 in our Austrian operations, and we currently expect to make capital expenditures of approximately U.S.$8 million in our Austrian operations during 2007. In 2006, we also sold our precast operations, as we were not vertically integrated in this business, in order to focus all our resources on our aggregates and ready-mix concrete operations.

Our Polish Operations

         As of December 31, 2006, we held 100% of CEMEX Polska sp. z.o.o., our operating subsidiary in Poland. We are a leading provider of building materials in Poland serving the cement, ready-mix concrete and aggregates markets. On March 2, 2006, we acquired two companies engaged in the ready-mix concrete and aggregates business in Poland from Unicon A/S, a subsidiary of Cementir Group, an Italian cement producer, for approximately (euro)12 million. As of December 31, 2006, we operated two cement plants in Poland, with a total installed cement capacity of 2.8 million tons per year, a downward adjustment of 0.3 million tons compared to 2005, resulting from the application of standardized capacity calculation methods. As of that date, we also operated one grinding mill, 40 ready-mix concrete plants and nine aggregates quarries in Poland, including one in which we have a 50.1% interest. As of that date, we also operated 11 land distribution centers and two maritime terminals in Poland.

         According to Central Statistical Office in Poland, total construction output in Poland increased by 17.5% in 2006. In addition, according to the Polish Cement Association, total cement consumption in Poland reached 14.4 million tons in 2006, an increase of 21.4% compared to 2005.

         Our primary competitors in the Polish cement, ready-mix concrete and aggregates markets are Heidelberg, Lafarge, CRH and Dyckerhoff.

         We made capital expenditures of approximately U.S.$13 million in 2006 in our Polish operations, and we currently expect to make capital expenditures of approximately U.S.$48 million in our Polish operations during 2007.

Our Balkan Operations

         As of December 31, 2006, we held 99.2% of Dalmacijacement d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2006, according to our estimates. As of December 31, 2006, we operated three cement plants in Croatia, with an installed capacity of 2.4 million tons per year, a downward adjustment of 0.2 million tons compared to 2005, resulting from the application of standardized capacity calculation methods. As of that date, we also operated 12 land distribution centers, three maritime cement terminals, two ready-mix concrete facilities and one aggregates quarry in the Croatia, Bosnia and Montenegro region.

         According to the Croatian Cement Association, total cement consumption in Croatia reached 2.8 million tons in 2006, an increase of 8.1% compared to 2005.

         Our primary competitors in the Croatian cement market are Nexe and Holcim.

         We made capital expenditures of approximately U.S.$12 million in 2006 in our Croatian operations, and we currently expect to make capital expenditures of approximately U.S.$25 million in our Croatian operations during 2007.

Our Czech Republic Operations

         As of December 31, 2006, we held 100% of CEMEX Czech Republic, s.r.o., our operating subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2006, we operated 47 ready-mix concrete plants and seven aggregates quarries in the Czech Republic. As of that date, we also operated one cement grinding mill and one cement terminal in the Czech Republic.

         According to Euroconstruct, total construction output in the Czech Republic increased by 10.4% in 2006. The increase was primarily driven by growth in the residential construction sector. According to Euroconstruct, total cement consumption in the Czech Republic reached 4.6 million tons in 2006, an increase of 7.2% compared to 2005.

         Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim and Lafarge.

         We made capital expenditures of approximately U.S.$5 million in 2006 in our Czech Republic operations, and we currently expect to make capital expenditures of approximately U.S.$7 million in our Czech Republic operations during 2007.

Our Hungarian Operations

         As of December 31, 2006, we held 100% of Danubiousbeton Betonkeszito Kft, our operating subsidiary in Hungary. As of December 31, 2006, we operated 36 ready-mix concrete plants and eight aggregates quarries in Hungary.

         According to the Hungarian Statistical Office, total construction output in Hungary decreased by 1.6% in 2006. The decrease was primarily driven by a reduction of public infrastructure construction. Total cement consumption in Hungary remained unchanged at 4.1 million tons in 2006 compared to 2005.

         Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Holcim, Heidelberg, Strabag and Lasselsberger.

         We made capital expenditures of approximately U.S.$7 million in 2006 in our Hungarian operations, and we currently expect to make capital expenditures of approximately U.S.$7 million in our Hungarian operations during 2007.

Our Latvian Operations

         As of December 31, 2006, we held 100% of SIA CEMEX, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix producer and supplier in Latvia. As of December 31, 2006, we operated one cement plant in Latvia with an installed cement capacity of 0.5 million tons per year, an upward adjustment of 0.1 million tons compared to 2005, resulting from the application of standardized capacity calculation methods. As of that date, we also operated two ready-mix concrete plants in Latvia.

         In April 2006, we initiated a plan to expand our cement plant in Latvia in order to increase our cement production capacity by one million tons per year to support strong demand in the country. The construction is expected to be completed in 2008. We expect our total capital investment in the capacity expansion over the course of three years will be approximately U.S.$258 million, which includes U.S.$11 million invested during 2006 and an expected U.S.$140 million during 2007.

         We made capital expenditures of approximately U.S.$19 million in 2006 in our Latvian operations, and we currently expect to make capital expenditures of approximately U.S.$154 million in our Latvian operations during 2007, including those related to the expansion of our cement plant described above.

Our Lithuanian Equity Investment

         As of December 31, 2006, we owned a 34% interest in Akmenes Cementas AB, a Lithuanian cement producer, which operates one cement plant in Lithuania with an installed cement capacity of 1.3 million tons per year, a downward adjustment of 1.3 million tons compared to 2005, resulting from the application of standardized capacity calculation methods.

Our Italian Operations

         As of December 31, 2006, we held 100% of Cementilce S.R.L., the holding company for our Italian operations. As of that date, we had three grinding mills in Italy. The first mill started operations at the end of the third quarter of 2005, and has an installed capacity of 450,000 tons. The second mill began operations in the second quarter of 2006, and has an installed capacity of 750,000 tons per year. The third mill began operations in the last quarter of 2006, and has an installed capacity of approximately 420,000 tons per year. Our total investment in the third mill is approximately U.S.$29 million, including approximately U.S.$4 million in capital investments. We are also in the process of building a fourth mill in Italy, with an expected installed capacity of 750,000 tons per year. This mill is expected to be completed in the third quarter of 2007. Our operations in Italy enhance our trading operations in the Mediterranean region.

         We made capital investments of approximately U.S.$33 million during 2004, approximately U.S.$33 million during 2005, and approximately U.S.$26 million in 2006 in our Italian operations. We currently expect to make capital investments of approximately U.S.$40 million in our Italian operations during 2007, including those related to the building of our fourth mill.

Our Other European Operations

         As of December 31, 2006, we operated 10 marine cement terminals in Finland, Norway and Sweden through Embra AS, a leading bulk-cement importer in the Nordic region.

         We made capital investments of approximately U.S.$5 million during 2006 in our other European operations. We currently expect to make capital expenditures of approximately U.S.$1 million in our other European operations during 2007.

SOUTH AMERICA, CENTRAL AMERICA AND THE CARIBBEAN

         For the year ended December 31, 2006, our business in South America, Central America and the Caribbean, which includes our operations in Venezuela, Colombia, Argentina, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and Jamaica, as well as other assets in the Caribbean, represented approximately 8% of our net sales. As of December 31, 2006, our business in South America, Central America and the Caribbean represented approximately 17% of our total installed capacity and approximately 8% of our total assets.

Our Venezuelan Operations

         Overview

         As of December 31, 2006, we held a 75.7% interest in CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, our operating subsidiary in Venezuela, which is listed on the Caracas Stock Exchange. CEMEX Venezuela also serves as the holding company for our interests in the Dominican Republic, Panama and Trinidad. As of December 31, 2006, CEMEX Venezuela was the largest cement producer in Venezuela, based on an installed capacity of 4.6 million tons.

         In March 2004, we launched the Construrama program in Venezuela. Through the Construrama program, we offer to a group of our Venezuelan distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2006, 103 stores were integrated into the Construrama program in Venezuela.

         The Venezuelan Cement Industry

         According to the Venezuelan Cement Producer Association, cement consumption in Venezuela grew approximately 30.5% in 2006, as the Venezuelan economy continued to recover from Venezuela's political and economic turmoil during 2003. In February 2003, Venezuelan authorities imposed foreign exchange controls and implemented price controls on many products, including cement. In 2006, the annual inflation rate in Venezuela increased to 17%, the Venezuelan Bolivar maintained its parity against the Dollar at 2,150 Bs/Dollar, and gross domestic product increased 10.3%. In 2005, a major government housing plan began and continued throughout 2006. On January 31, 2007, the Venezuelan National Assembly passed an enabling law, granting President Hugo Chavez the power to govern by decree with the force of law for 18 months. President Chavez has recently indicated that cement producers in Venezuela may be nationalized in the future.

         Competition

         As of December 31, 2006, the Venezuelan cement industry included five cement producers, with a total installed capacity of approximately 10.1 million tons, according to our estimates. Our global competitors, Holcim and Lafarge, own controlling interests in Venezuela's second and third largest cement producers, respectively.

         In 2006, the ready-mix concrete market accounted for only about 8% of cement consumption in Venezuela, according to our estimates. We believe that Venezuela's construction companies, which typically prefer to install their own ready-mix concrete plants on-site, are the most significant barrier to penetration of the ready-mix concrete sector, with the result that on-site ready-mix concrete mixing represents a high percentage of total ready-mix concrete production.

         Other than CEMEX Venezuela, the ready-mix concrete market in Venezuela is concentrated in two companies, Premezclado Caribe, which is owned by Holcim, and Premex, which is owned by Lafarge. The rest of the ready-mix concrete sector in Venezuela is highly fragmented.

         As of December 31, 2006, CEMEX Venezuela was the leading Venezuelan domestic supplier of cement, based on our estimates of sales of gray and white cement in Venezuela. In addition, CEMEX Venezuela was the leading domestic supplier of ready-mix concrete in 2006 with 33 ready-mix concrete production plants throughout Venezuela.

         Our Venezuelan Operating Network

         As shown below, CEMEX Venezuela's three cement plants and one grinding facility are located near the major population centers and the coast of Venezuela.

                      [MAP OF VENEZUELA - GRAPHIC OMITTED]


         Distribution Channels

         Transport by land is handled partially by CEMEX Venezuela. During 2006, approximately 38% of CEMEX Venezuela's total domestic sales were transported through its own fleet of trucks. CEMEX Venezuela also serves a significant number of its retail customers directly through its wholly-owned distribution centers. CEMEX Venezuela's cement is transported either in bulk or in bags.

         Exports

         During 2006, exports from Venezuela represented approximately 26% of CEMEX Venezuela's net sales. CEMEX Venezuela's main export markets historically have been the Caribbean and the east coast of the United States. In 2006, 40% of our exports from Venezuela were to the United States, and 60% were to South America, Central America and the Caribbean.

         Description of Properties, Plants and Equipment

         As of December 31, 2006, CEMEX Venezuela operated three wholly-owned cement plants, Lara, Mara and Pertigalete, with a combined installed cement capacity of approximately 4.6 million tons. As of that date, CEMEX Venezuela also operated the Guayana grinding facility with a cement capacity of 375,000 tons. As of December 31, 2006, CEMEX Venezuela owned 33 ready-mix concrete production facilities, one dry mortar plant, 13 land distribution centers and seven limestone quarries with reserves sufficient for over 100 years at 2006 production levels.

         The Lara and Mara plants and one production line at the Pertigalete plant use the wet process; the other production line at the Pertigalete plant uses the dry process. All the plants use primarily natural gas as fuel, but a small percentage of diesel fuel is also used at the Lara plant. CEMEX Venezuela has its own electricity generating facilities, which are powered by natural gas and diesel fuel.

         As of December 31, 2006, CEMEX Venezuela owned and operated four port facilities, three marine terminals and one river terminal. One port facility is located at the Pertigalete plant, one at the Mara plant, one at the Catia La Mar terminal on the Caribbean Sea near Caracas, and one at the Guayana Plant on the Orinoco River in the Guayana Region.

         Capital Investments

         We made capital expenditures of approximately U.S.$14 million in 2004, U.S.$23 million in 2005, and U.S.$41 million in 2006 in our Venezuelan operations. We currently expect to make capital expenditures of approximately U.S.$41 million in our Venezuelan operations during 2007.

Our Colombian Operations

         Overview

         As of December 31, 2006, we owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our operating subsidiary in Colombia. As of December 31, 2006, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity according to the Colombian Institute of Cement Producers.

         CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the "Urban Triangle" of Colombia comprising the cities of Bogota, Medellin and Cali. During 2006, these three metropolitan areas accounted for approximately 46% of Colombia's cement consumption. CEMEX Colombia's Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is Colombia's largest and had an installed capacity of
3.2 million tons as of December 31, 2006. CEMEX Colombia, through its Bucaramanga and Cucuta plants, is also an active participant in Colombia's northeastern market. CEMEX Colombia's strong position in the Bogota ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogota area.

         The Colombian Cement Industry

         According to the Colombian Institute of Cement Producers, the installed capacity for cement in Colombia in 2006 was 15.9 million tons. According to that organization, total cement consumption in Colombia reached 8.0 million tons during 2006, an increase of 2.2%, while cement exports from Colombia reached 2.4 million tons. We estimate that close to 50% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for 28% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

         Competition

         The "Grupo Empresarial Antioqueno," or Argos, owns or has interests in 11 of Colombia's 18 cement plants. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compania Colclinker in Cartagena and Tolcemento in Tolu. The other principal cement producer is Holcim Colombia.

         Our Colombian Operating Network

                       [MAP OF COLOMBIA - GRAPHIC OMITTED]



         Description of Properties, Plants and Equipment

         As of December 31, 2006, CEMEX Colombia owned six cement plants and one grinding mill, having a total installed capacity of 4.8 million tons per year. Three of these plants utilize the wet process and three plants utilize the dry process. CEMEX Colombia also has an internal electricity generating capacity of
24.7 megawatts through a leased facility. As of December 31, 2006, CEMEX Colombia owned seven land distribution centers, one mortar plant, 32 ready-mix concrete plants, one concrete products plant and four aggregates operations. As of that date, CEMEX Colombia also owned five limestone quarries with minimum reserves sufficient for over 60 years at 2006 production levels.

         Capital Investments

         We made capital expenditures of approximately U.S.$9 million in 2004, U.S.$7 million in 2005 and U.S.$31 million in 2006 in our Colombian operations. We currently expect to make capital investments of approximately U.S.$14 million in our Colombian operations during 2007.

Our Costa Rican Operations

         As of December 31, 2006, we owned a 99.1% interest in CEMEX (Costa
Rica), S.A., or CEMEX (Costa Rica), our operating subsidiary in Costa Rica and a leading cement producer in the country. As of December 31, 2006, CEMEX (Costa
Rica) operated one cement plant in Costa Rica, with an installed capacity of 0.9 million tons. As of that date, CEMEX (Costa Rica) also operated a grinding mill in the capital San Jose. As of December 31, 2006, CEMEX Costa Rica operated seven ready-mix concrete plants, one aggregates quarry, and one land distribution center.

         During 2006, exports of cement by our Costa Rican operations represented approximately 8% of our total cement production in Costa Rica. In 2006, 7% of our exports from Costa Rica were to Nicaragua, 84% to El Salvador and 9% to Guatemala.

         Approximately 1.3 million tons of cement were sold in Costa Rica during 2006, according to Camara de la Construccion de Costa Rica, the Costa Rican construction industry association. The Costa Rican cement market is a predominantly retail market, and we estimate that over three quarters of cement sold is bagged cement.

         The Costa Rican cement industry includes two producers, CEMEX (Costa
Rica) and Holcim Costa Rica.

         We made capital expenditures of approximately U.S.$3 million in 2004, U.S.$5 million in 2005 and U.S.$7 million in 2006 in our Costa Rican operations. We currently expect to make capital expenditures of approximately U.S.$8 million in our Costa Rican operations during 2007.

Our Dominican Republic Operations

         As of December 31, 2006, we held, through CEMEX Venezuela, 99.9% of CEMEX Dominicana, S.A. (formerly Cementos Nacionales, S.A.), or CEMEX Dominicana, our operating subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana's sales network covers the country's main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macoris, Azua and Bavaro. CEMEX Dominicana also has an 18-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which enables CEMEX Dominicana to supply all local and regional gypsum requirements.

         In June 2003, CEMEX Dominicana announced a U.S.$130 million investment plan to install a new kiln for producing clinker with an annual capacity of 1.6 million tons of clinker. This new kiln, which increased our total cement production capacity in the Dominican Republic to 2.6 million tons per year, began operations at the end of 2005.

         In 2006, Dominican Republic cement consumption reached 3.8 million tons. Our principal competitors in the Dominican Republic are Domicen, an Italian cement producer that started cement production in 2005, Cementos Cibao, a local competitor, Cemento Colon, an affiliate of Holcim and Cementos Andinos, a Colombian cement producer.

         As of December 31, 2006, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year, and held a minority interest in one grinding mill. As of that date, CEMEX Dominicana also operated eight ready-mix concrete plants, one aggregates quarry, six land distribution centers and two marine terminals.

         We made capital expenditures of approximately U.S.$56 million in 2004, U.S.$87 million in 2005, and U.S.$27 million in 2006 in our Dominican Republic operations. We currently expect to make capital investments of approximately U.S.$10 million in our Dominican Republic operations during 2007.

Our Panamanian Operations

         As of December 31, 2006, we held, through CEMEX Venezuela, a 99.3% interest in Cemento Bayano, S.A., or Cemento Bayano, our operating subsidiary in Panama and a leading cement producer in the country. As of December 31, 2006, Cemento Bayano operated one cement plant in Panama, with an installed capacity of 0.5 million tons per year. As of that date, Cemento Bayano also owned and operated 11 ready-mix concrete plants, two aggregates quarries and three land distribution centers.

         Approximately 1.1 million cubic meters of ready-mix concrete were sold in Panama during 2006, according to the General Comptroller of the Republic of Panama (Contraloria General de la Republica de Panama). Panamanian cement consumption increased 11% in 2006, according to our estimates. The Panamanian cement industry includes two cement producers, Cemento Bayano and Cemento Panama, an affiliate of Holcim and Colombian Cementos Argos.

         On February 6, 2007, we announced that we intend to build a new kiln at our Bayano plant in Panama. The new kiln is expected to increase the Bayano plant's annual clinker production capacity by approximately 1.15 million tons to approximately 1.6 million tons of clinker per year. Cement production capacity is expected to increase to 1.4 million tons per year. Construction of the new kiln is expected to be completed in 2009 with an investment of approximately U.S.$200 million.

         We made capital expenditures of approximately U.S.$6 million in 2004, U.S.$5 million in 2005, and U.S.$26 million in 2006 in our Panamanian operations. We currently expect to make capital expenditures of approximately U.S.$47 million in our Panamanian operations during 2007, including those related to the construction of the new kiln described above.

Our Nicaraguan Operations

         As of December 31, 2006, we owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua. As of that date, CEMEX Nicaragua leased and operated one cement plant with an installed capacity of 0.5 million tons. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

         According to our estimates, approximately 0.7 million tons of cement were sold in Nicaragua during 2006. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim.

         In the first half of 2006, we added two ready-mix concrete plants to our ready-mix concrete business in Nicaragua. We now operate one fixed ready-mix concrete plant and three mobile plants in the country. According to our estimates, approximately 110,000 cubic meters of ready-mix concrete were sold in Nicaragua during 2006. At the end of 2006, we also bought an aggregates quarry.

         We made capital expenditures of approximately U.S.$3 million in 2004, U.S.$7 million in 2005 and U.S.$6 million in 2006 in our Nicaraguan operations. We currently expect to make capital expenditures of approximately U.S.$4 million in our Nicaraguan operations during 2007.

Our Puerto Rican Operations

         As of December 31, 2006, we owned 100% of CEMEX de Puerto Rico, Inc. (formerly Puerto Rican Cement Company, Inc.), or CEMEX Puerto Rico, our operating subsidiary in Puerto Rico. As of December 31, 2006, CEMEX Puerto Rico operated one cement plant, with an installed cement capacity of approximately
1.1 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 20 ready-mix concrete plants, one aggregates quarry that was acquired in November 2006 for approximately U.S.$13 million, and two land distribution centers.

         In 2006, Puerto Rican cement consumption reached 1.8 million tons. The Puerto Rican cement industry in 2006 was comprised of two cement producers, CEMEX Puerto Rico, and San Juan Cement Co., an affiliate of Italcementi, and Antilles Cement Co., an independent importer.

         We made capital expenditures of approximately U.S.$8 million in 2004, U.S.$10 million in 2005, and U.S.$33 million in 2006 in our Puerto Rican operations, including the acquisition of the aggregates quarry described above. We currently expect to make capital investments of approximately U.S.$19 million in our Puerto Rican operations during 2007.

Our Guatemalan Operations

         In January 2006, we acquired a controlling stake (51%) in a grinding mill with an installed capacity of 500,000 tons per year in Guatemala for approximately U.S.$17.4 million. As of December 31, 2006, we also owned and operated three land distribution centers and a clinker silo close to a maritime terminal.

Our Other South America, Central America and the Caribbean Operations

         As of December 31, 2006, we held 100% of Readymix Argentina S.A., which operates four ready-mix concrete plants in Argentina.

         We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2006, we operated a network of eight marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, Venezuela, Costa Rica, Puerto Rico, Spain, Colombia and Panama. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, one is in Bermuda, one is in Manaus, Brazil and one is in the Cayman Islands.

         As of December 31, 2006, we had minority positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a minority position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Island and Bermuda Cement Co. in Bermuda. As of December 31, 2006, we also hold a 100% interest in Rugby Jamaica Lime & Minerals Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year.

         We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$2 million in 2006.

AFRICA AND THE MIDDLE EAST

         For the year ended December 31, 2006, our business in Africa and the Middle East, which includes our operations in Egypt, the United Arab Emirates and Israel, represented approximately 4% of our net sales. As of December 31, 2006, our business in Africa and the Middle East represented approximately 5% of our total installed capacity and approximately 3% of our total assets.

Our Egyptian Operations

         As of December 31, 2006, we had a 95.8% interest in Assiut Cement Company, or Assiut, our operating subsidiary in Egypt. As of December 31, 2006, we operated one cement plant in Egypt, with an installed capacity of approximately 5.0 million tons, an upward adjustment of 0.1 million tons compared to 2005, resulting from the implementation of process and equipment optimization procedures in our Egyptian operations. This plant is located approximately 200 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt's main cement market. In addition, as of that date we operated three ready-mix concrete plants and six land distribution centers in Egypt.

         According to our estimates, the Egyptian market consumed approximately 30 million tons of cement during 2006. Cement consumption increased by 7.3% in 2006, due to an economic recovery in Egypt and the positive effect of government reforms.

         As of December 31, 2006, the Egyptian cement industry had a total of nine cement producers, with an aggregate annual installed cement capacity of approximately 42 million tons. According to the Egyptian Cement Council, during 2006, Holcim (minority shareholder in Egyptian Cement Company), Lafarge (Alexandria Portland Cement and Beni Suef Cement), CEMEX (Assiut) and Italcementi (Suez Cement, Tourah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 73% of the total installed capacity in Egypt. Other significant competitors in the Egyptian market are Ameriyah (Cimpor), National, Sinai, Misr Beni Suef and Misr Quena Cement Companies.

         We made capital expenditures of approximately U.S.$9 million in 2004, U.S.$9 million in 2005, and U.S.$16 million in 2006 in our Egyptian operations. We currently expect to make capital expenditures of approximately U.S.$29 million in our Egyptian operations during 2007.

Our United Arab Emirates (UAE) Operations

         As of December 31, 2006, we held a 49% equity interest in four UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, Gulf Quarries Company, an aggregates company, and CEMEX Falcon
LLC, which specializes in trading. We are not allowed to have a majority interest in these companies since UAE law requires 51% ownership by UAE nationals. However, through agreements with other shareholders in these companies, we have purchased the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all four companies. As of December 31, 2006, we operated 12 ready-mix concrete plants in the UAE, serving the markets of Dubai, Abu Dhabi, Ras Al Khaimah and Sharjah, together with our investment in an aggregates quarry in the UAE.

         In March 2006, we announced a plan to invest approximately U.S.$50 million in the construction of a new grinding facility for cement and slag in Dubai. The new facility, which is designed to increase our total grinding capacity in the region to approximately 1.6 million tons per year, is expected to be completed in 2007.

         We made capital expenditures of approximately U.S.$24 million in 2006 in our UAE operations, including those related to the construction of the new grinding facility in Dubai described above. We currently expect to make capital expenditures of approximately U.S.$62 million in our UAE operations during 2007, including those related to the new grinding facility.

Our Israeli Operations

         As of December 31, 2006, we held 100% of CEMEX Holdings (Israel) Ltd., our operating subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete products, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2006, we operated 59 ready-mix concrete plants, one concrete products plant and one admixtures plant in Israel.

         As of December 31, 2006, we also held a 50% interest in Lime & Stone (L&S) Ltd., a leading aggregates producer in Israel and an important supplier of lime, asphalt and marble. As of December 31, 2006, through Lime & Stone (L&S) Ltd., we operated 12 aggregates quarries, two asphalt plants, one lime factory and one marble facility.

         We made capital expenditures of approximately U.S.$7 million in 2006 in our Israeli operations, and we currently expect to make capital expenditures of approximately U.S.$5 million in our Israeli operations during 2007.

ASIA

         For the year ended December 31, 2006, our business in Asia, which includes our operations in the Philippines, Thailand and Malaysia, as well as our other assets in Asia, represented approximately 2% of our net sales. As of December 31, 2006, our business in Asia represented approximately 7% of our total installed capacity and approximately 2% of our total assets. In July and August, 2006, we sold our 25.5% interest in PT Semen Gresik, an Indonesian cement producer, for approximately U.S.$346 million (Ps3,737 million).

Our Philippine Operations

         As of December 31, 2006, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid and APO Cement Corporation, or APO.

         According to Cement Manufacturers' Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 11.7 million tons during 2006. Philippine demand for cement decreased by approximately 0.6% in 2006. Domestic cement consumption in the Philippines has declined during seven of the last 10 years.

         As of December 31, 2006, the Philippine cement industry had a total of 18 cement plants. Annual installed clinker capacity is 22 million tons, according to CEMAP. Major global cement producers own approximately 93% of this capacity. As of December 31, 2006, our major competitors in the Philippine cement market were Holcim, which had interests in five local cement plants, and Lafarge, which had interests in seven local cement plants.

         As of December 31, 2006, our Philippine operations included three cement plants with a total capacity of 5.6 million tons per year, one aggregates quarry, six land distribution centers and three marine distribution terminals.

         We made capital expenditures of approximately U.S.$2 million in 2004, U.S.$4 million in 2005, and U.S.$11 million in 2006 in our Philippine operations. We currently expect to make capital expenditures of approximately U.S.$15 million in our Philippine operations during 2007.

Our Thai Operations

         As of December 31, 2006, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2006, CEMEX (Thailand) owned one cement plant in Thailand, with an installed capacity of approximately
0.7 million tons.

         According to our estimates, at December 31, 2006, the cement industry in Thailand had a total of 14 cement plants, with an aggregate annual installed capacity of approximately 55.5 million tons. We estimate that there are five major cement producers in Thailand, four of which represent 96% of installed capacity and 94% of the market. Our major competitors in the Thai market, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

         We made capital expenditures of approximately U.S.$3 million in 2004, U.S.$4 million in 2005, and U.S.$4 million in 2006 in our Thai operations. We currently expect to make capital expenditures of approximately U.S.$4 million in our Thai operations during 2007.

Our Malaysian Operations

         As of December 31, 2006, we held 100% of RMC Industries (Malaysia) Sdn Bhd, our operating subsidiary in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country's major urban centers. As of December 31, 2006, we operated 21 ready-mix concrete plants, five asphalt plants and three aggregates quarries in Malaysia.

         Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Hanson.

         We made capital expenditures of approximately U.S.$1 million in 2005 and approximately U.S.$2 million in 2006 in our Malaysian operations. We currently expect to make capital expenditures of approximately U.S.$2 million in our Malaysian operations during 2007.

Other Asian Investments

         Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2006, this mill had a production capacity of 550,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan.

         We made capital expenditures in our other Asian investments of approximately U.S.$1 million in 2006, and we currently expect to make capital expenditures of approximately U.S.$9 million in 2007.

OUR TRADING OPERATIONS

         We traded approximately 16 million tons of cement and clinker in 2006, in line with our 2005 trading volume. Approximately 48% of the volume we traded in 2006 consisted of exports from our operations in Costa Rica, Croatia, Egypt, Germany, Mexico, the Philippines, Poland, Puerto Rico, Spain and Venezuela. Approximately 52% was purchased from third parties in countries such as Belgium, China, Egypt, France, India, Indonesia, Israel, Japan, Lithuania, South Korea, Taiwan, Thailand and Turkey. As of December 31, 2006, we had trading activities in 108 countries. This broad geographic coverage allows us to competitively serve markets worldwide.

         Beginning in 2005, we gained an important presence in slag cement trading markets, particularly in Europe and the Middle East, having traded approximately 1.5 million tons of slag cement in 2005. Slag cement (also called ground granulated blast furnace slag) is a hydraulic cement produced during the reduction of iron ore to iron in a blast furnace. In 2006, we continued to gain presence in slag trading markets, having traded approximately 1.8 million tons of slag cement, a 20% increase over 2005.

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

DESCRIPTION OF RINKER OPERATIONS

         Set forth below is a brief description of Rinker's worldwide operations, which include significant operations in the United States and Australia, as well as operations in China. As described above, our public offer to acquire Rinker became unconditional on June 7, 2007. As a result, we obtained the right to vote approximately 50.3% of Rinker's outstanding shares. Our offer was originally scheduled to conclude on June 22, 2007, but has been extended until July 16, 2007. As of June 25, 2007, we had been tendered a total of approximately 81% of Rinker's outstanding shares.

         For the twelve-month period ended March 31, 2007, Rinker's revenues from continuing operations, before revenues from unconsolidated joint ventures and associated entities, were approximately U.S.$5,337 million. This revenue information has been derived from Rinker's annual financial statements for that period as submitted by Rinker to the Australian Securities Exchange. Rinker's financial statements were prepared by Rinker in accordance with A-IFRS, which differ in significant respects from Mexican FRS.

         As of the date of this annual report, we had not yet finalized our budget for expected capital expenditures related to Rinker's operations for 2007.

United States

         For a description of Rinker's operations in the United States, see " -- North America -- Our U.S. Operations" above.

Australia

         Overview

         In Australia, Rinker, through its Readymix subsidiary, operates a vertically integrated heavy building materials business with leading market positions, based on Rinker's knowledge of the industry. As of March 31, 2006, Readymix had 344 operating plants including 84 quarries and sand mines, 243 concrete plants and 17 concrete pipe and product plants. Concrete pipe and products are produced by Readymix's Humes business. As of March 31, 2006, Readymix also holds a 25% interest in Australia's largest cement manufacturer, the Cement Australia joint venture, which had the capacity to produce over three million tons of cement a year from three plants in Gladstone, Queensland; Railton, Tasmania; and Kandos, New South Wales.

         For the twelve-month period ended March 31, 2007, Rinker's operations in Australia and China generated revenues of approximately U.S.$1,198 million. This revenue information has been derived from Rinker's annual financial statements for that period as submitted by Rinker to the Australian Securities Exchange.

         The Australian Cement Industry

         Based on estimates by the Australian Bureau of Statistics, total Australian construction and building market spending increased by an annual growth rate of 5.4% between the years ended December 31, 1995 and December 31,

2005. For the year ended December 31, 2005, the Australian Bureau of Statistics estimated that total construction spending by segment was about 40% for residential, 21% for commercial and 39% for civil. For the year ended December 31, 2005, there was a slight increase in spending in the residential segment; however, spending across the commercial and civil segments increased significantly. Total construction spending increased by 12.8% for the year ended December 31, 2005 compared to the previous year. Residential spending was up by 1.8%, commercial by 17.2% and civil by 24.3%.

         Competition

         As of March 31, 2006, Rinker's major competitors in the Australian aggregates and cement markets were Boral and Hanson Australia. Its main competitor in the concrete pipe market was Rocla Pipeline Products, and there were also small companies who competed in individual regional sectors of that market. As of March 31, 2006, Rinker's main competitors in the Australian cement market were Blue Circle Southern Cement (a 100% owned Boral subsidiary), Adelaide Brighton Limited and importers of cement.

         Rinker's Australian Operating Network


                       [MAP OF AUSTRALIA - GRAPHIC OMITTED]



         Description of Properties, Plants and Equipment

         As of March 31, 2006, Rinker operated 84 quarries and sand mines, 243 concrete plants, 17 concrete pipe and product plants in Australia, and held a 25% interest in the Cement Australia joint venture, which operated three cement plants and eight cement terminals.

China

         As of March 31, 2006, Rinker, through its Australian Readymix subsidiary, operated four concrete plants in China, located in the northern cities of Tianjin and Qingdao.

REGULATORY MATTERS AND LEGAL PROCEEDINGS

         A description of material regulatory and legal matters affecting us is provided below.

TARIFFS

         The following is a discussion of tariffs on imported cement in our major markets.

Mexico

         Mexican tariffs on imported goods vary by product and have been as high as 100%. In recent years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products, with an average weighted tariff of approximately 3.7%. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. However, a tariff in the range of 7% ad valorem will continue to be imposed on cement produced in all other countries unless tariff reduction treaties are implemented or the Mexican government unilaterally reduces that tariff. While the reduction in tariffs could lead to increased competition from imports in our Mexican markets, we anticipate that the cost of transportation from most producers outside Mexico to central Mexico, the region of highest demand, will remain an effective barrier to entry.

United States

         There are no tariffs on cement imported into the United States from any country, except Cuba and North Korea.

Europe

         Member countries of the European Union are subject to the uniform European Union commercial policy. There is no tariff on cement imported into a country that is a member of the European Union from another member country or on cement exported from a European Union country to another member country. For cement imported into a member country from a non-member country, the tariff is currently 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers exporting cement into European Union countries currently pay no tariff.

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

         We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2004, 2005 and 2006, our environmental capital expenditures and remediation expenses were not material. However, our environmental expenditures may increase in the future. As of March 31, 2007, our environmental capital expenditures and remediation expenses are not material.

         The following is a discussion of the environmental regulation and matters in our major markets.

Mexico

         We were one of the first industrial groups in Mexico to sign an agreement with the Secretaria del Medio Ambiente y Recursos Naturales, or SEMARNAT, the Mexican government's environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican environmental protection agency in charge of the voluntary environmental auditing program, the Procuraduria Federal de Proteccion al Ambiente, or PROFEPA, which is part of SEMARNAT, completed auditing our 15 cement plants and awarded all our plants, including our Hidalgo plant, a Certificado de Industria Limpia, Clean Industry Certificate, certifying that our plants are in full compliance with environmental laws. The Clean Industry Certificates are strictly renewed every two years. As of the date of this annual report, 14 of the cement plants have a Clean Industry Certificate. The Certificates for Atotonilco, Huichapan, Merida, Yaqui, Hermosillo, Tamuin, Valles, Zapotiltic and Torreon were renewed at the end of 2006; the Certificates for Barrientos, Tepeaca and Guadalajara are valid until the end of 2007; and the Certificates for Monterrey and Ensenada are valid until 2008. Now that operations at the Hidalgo plant have resumed, we carried out a voluntary environmental audit by PROFEPA in September 2006, which granted the Clean Industry Certificate. We expect the Clean Industry Certificate for such plant will be issued at the end of 2007.

         For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. Our Monterrey and Hermosillo plants started using tires as an energy source in September 2002 and November 2003, respectively. In 2004, our Yaqui, Tamuin, Guadalajara and Barrientos plants also started using tires as an energy source, and as of the end of 2006, all our cement plants in Mexico used tires as an alternative fuel. Municipal collection centers in Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 1.75% of the total fuel used in our 15 operating cement plants in Mexico during 2006 was comprised of alternative substituted fuels.

         Between 1999 and 2006, our Mexican operations have invested approximately U.S.$36.2 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. The audit to obtain the renewal of the ISO 14001 certification took place during April 2006. As of March 31, 2007, all our operating cement plants in Mexico and an aggregates plant in Monterrey had obtained the renewal of the ISO 14001 certification for environmental management systems. Certification ISO 9001-2000 for the Hidalgo plant was approved in March 2007.

United States

         CEMEX, Inc. is subject to a wide range of U.S. Federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. These laws are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws regulate water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. These laws also create a shared liability by responsible parties for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. We therefore may have to remove or mitigate the environmental effects of the disposal or release of these substances at CEMEX, Inc.'s various operating facilities or elsewhere. We believe that our current procedures and practices for handling and managing materials are generally consistent with the industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials.

         Several of CEMEX, Inc.'s previously owned and currently owned facilities have become the subject of various local, state or Federal environmental proceedings and inquiries in the past. While some of these matters have been settled, others are in their preliminary stages and may not be resolved for years. The information developed to date on these matters is not complete. CEMEX, Inc. does not believe it will be required to spend significantly more on these matters than the amounts already recorded in our consolidated financial statements included elsewhere in this annual report. However, it is impossible for CEMEX, Inc. to determine the ultimate cost that it might incur in connection with such environmental matters until all environmental studies and investigations, remediation work, negotiations with other parties that may be responsible, and litigation against other potential sources of recovery have been completed. With respect to known environmental contingencies, CEMEX, Inc. has recorded provisions for estimated probable liabilities, and we do not believe that the ultimate resolution of such matters will have a material adverse effect on our financial results.

         As of March 31, 2007, CEMEX, Inc. had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$42.4 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed.

         Rinker holds one and is the beneficiary of one other of 10 federal quarrying permits granted for the Lake Belt area in South Florida. The permit held by Rinker covers Rinker's SCL and FEC quarries. Rinker's Krome quarry is operated under one of the other federal quarry permits. The FEC quarry is the largest of Rinker Materials' quarries measured by volume of aggregates mined and sold. Rinker's Miami cement mill is located at the SCL quarry and is supplied by that quarry. A ruling was issued on March 22, 2006 by a judge of the U.S. District Court for the Southern District of Florida in connection with litigation brought by environmental groups concerning the manner in which the permits were granted. Although not named as a defendant, Rinker has intervened in the proceedings to protect its interests. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits. The judge remanded the permits to the relevant governmental agencies for further review, which review the governmental agencies have indicated in a March 2007 court filing should take until December 2007 to conclude. The judge also conducted further proceedings to determine the activities to be conducted during the remand period and has yet to issue a ruling as a result of such proceedings. Rinker expected quarrying operations to be unaffected pending the outcome of the court proceedings. If the Lake Belt permits were ultimately set aside or quarrying operations under them restricted, Rinker would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect Rinker's profits. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt could also have a material adverse effect on Rinker.

Europe

         In 2003, the European Union adopted a directive implementing the Kyoto Protocol on climate change and establishing a greenhouse gas emissions allowance trading scheme within the European Union. The directive requires Member States to impose binding caps on carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the mineral industry (including cement production) and the pulp, paper or board production business. Under this scheme, companies with operations in these sectors receive from the relevant Member States allowances that set limitations on the levels of greenhouse gas emissions from their installations. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Companies can also use credits issued from the use of the flexibility mechanisms under the Kyoto protocol to fulfill their European obligations. These flexibility mechanisms provide that credits (equivalent to allowances) can be obtained by companies for projects that reduce greenhouse gas emissions in emerging markets. These projects are referred to as Clean Development Mechanism ("CDM") or joint implementation projects depending on the countries where they take place. Failure to meet the emissions caps is subject to heavy penalties.

         Companies can also use, up to a certain level, credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European obligations. Credits for Emission Reduction projects obtained under these mechanisms are recognized, up to a certain level, under the European emission trading scheme as allowances. To obtain these emission reduction credits, companies must comply with very specific and restrictive requirements from the United Nations Convention on Climate Change (UNFCC).

         As required by directive, each of the Member States established a National Allocations Plan, or NAP, setting out the allowance allocations for each industrial facility for the initial period of three years, from 2005 to 2007. Based on the NAPs established by the Member States of the European Union for the 2005 to 2007 period and our actual production, on a consolidated basis after trading allowances between our operations in countries with a deficit of allowances and our operations in countries with an excess of allowances, we had a surplus of allowances of approximately 731,000 tons of carbon dioxide in 2006. Based on our consolidated production forecasts, we expect to have a surplus of allowances of carbon dioxide for 2007 as well. For the next allocation period comprising 2008 through 2012, however, we expect a reduction in the allowances granted by the Member States, which may result in a consolidated deficit in our carbon dioxide allowances during that period. We believe we may be able to reduce the impact of any deficit by either reducing carbon dioxide emissions in our facilities or by obtaining additional emission credits through the implementation of CDM projects. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of emission credits in the market, the cost of which may have an impact on our operating results. As of December 31, 2006, the market value of carbon dioxide allowances for the current allocation period was approximately (euro)6.45 per ton. However, the market for allowances is highly volatile, as prices during the last twelve months have ranged between
(euro)32 and (euro)0.80 per ton. We are taking all the measures to minimize our exposure to this market while assuring the supply of our products to our clients.

         The U.K. government's NAP for phase two of the trading scheme (2008 to 2012) has been approved by the European Commission. Under this NAP, our cement plant in Rugby has only been allocated 80% of the allowances it has under the current NAP, representing a shortfall of 228,414 allowances per year, while competitor plants have been awarded additional allowances compared to phase one (2005 to 2007). The estimated cost of purchasing allowances to make up for this shortfall is approximately (euro)4 million per year over the five-year period of phase two, depending on the prevailing market price. A legal challenge to the allocation has been dismissed at first instance by the U.K. domestic courts, but an appeal has been lodged with the appellate court. In addition, we have lodged an application to the European Court of First Instance, asking that it review the European Commission's decision to approve the U.K.'s NAP for phase two. The review is only with respect to the amount of allowances awarded to our cement plant in Rugby. There is no indication on when the European Court of First Instance will reach a decision. We believe that whilst a decision could be reached as early as the end of 2007, it could be as late as 2009.

         German, Latvian, Polish and Spanish NAPs for phase two of the trading scheme have been reviewed by the European Commission. However, final approvals are conditioned on major changes. Until each country publishes its allocation per site, it is premature for us to draw conclusions concerning our situation or to fine-tune our strategy.

         On May 29, 2007, the Polish government filed an appeal before the Court of First Instance in Luxemburg regarding the European Commission's rejection of the initial version of the Polish NAP. At the same time, the Polish government continued negotiations with the Commission regarding national limits on allowances for the years 2008 to 2012. Seven major Polish cement producers, representing 98% of Polish cement production (including CEMEX Polska), have also filed seven separate appeals before the Court of First Instance regarding the European Commission's rejection.

         In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulator view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately (pound)118 million, and an accounting provision for this sum has been made at December 31, 2006.

ANTI-DUMPING

U.S. Anti-Dumping Rulings--Mexico

         Our exports of Mexican gray cement from Mexico to the United States have been subject to an anti-dumping order that was imposed by the Commerce Department on August 30, 1990. Pursuant to this order, firms that import gray Portland cement from our Mexican operations in the United States must make cash deposits with the U.S. Customs Service to guarantee the eventual payment of anti-dumping duties. As a result, since that year and until April 3, 2006, we have paid anti-dumping duties for cement and clinker exports to the United States at rates that have fluctuated between 37.49% and 80.75% over the transaction amount. Beginning in August 2003, we paid anti-dumping duties at a fixed rate of approximately U.S.$52.41 per ton, which decreased to U.S.$32.85 per ton starting December 2004 and to U.S.$26.28 per ton in January 2006. Over the past decade, we have used all available legal resources to petition the Commerce Department to revoke the anti-dumping order, including the petitions for "changed circumstances" reviews from the International Trade Commission, or ITC, and the appeals to NAFTA described below. As described below, during the first quarter of 2006, the U.S. and Mexican governments entered into an agreement pursuant to which restrictions imposed by the United States on Mexican cement imports will be eased during a three-year transition period and completely eliminated following the transition period.

U.S./Mexico Anti-Dumping Settlement Agreement

         On January 19, 2006, officials from the Mexican and the United States governments announced that they had reached an agreement in principle that will bring to an end the long-standing dispute over anti-dumping duties on Mexican cement exports to the United States. According to the agreement, restrictions imposed by the United States will first be eased during a three-year transition period and completely eliminated in early 2009 if Mexican cement producers abide by its terms during the transition period, allowing cement from Mexico to enter the U.S. without duties or other limits on volumes. In 2006, Mexican cement imports into the U.S. were subject to volume limitations of three million tons per year. During the second and third year of the transition period, this amount may be increased in response to market conditions, subject to a maximum increase per year of 4.5%. For the second year of the transition period, the amount was increased by 2.7%. Quota allocations to companies that import Mexican cement into the United States are made on a regional basis. The anti-dumping duty during the three-year transition period was lowered to U.S.$3.00 per ton, effective as of April 3, 2006, from the previous amount of U.S.$26.28 per ton.

         On March 6, 2006, the Office of the United States Trade Representative and the Commerce Department entered into an agreement with the Mexican Secretaria de Economia, providing for the settlement of all administrative reviews and all litigation pending before NAFTA and World Trade Organization panels challenging various anti-dumping determinations involving Mexican cement. As part of the settlement, the Commerce Department agreed to compromise its claims for duties with respect to imports of Mexican cement. The Commerce Department and the Secretaria de Economia will monitor the regional export limits through export and import licensing systems. The agreement provided that upon the effective date of the agreement, on April 3, 2006, the Commerce Department would order the U.S. Customs Service to liquidate all entries covered by all the completed administrative reviews for the periods from August 1, 1995 through July 31, 2005, plus the unreviewed entries made between August 1, 2005 and April 2, 2006, and refund the cash deposits in excess of 10 cents per metric ton. As a result of this agreement, refunds from the U.S. government associated with the historic anti-dumping duties are shared among the various Mexican and American cement industry participants. As of December 31, 2006, we had received approximately U.S.$111 million in refunds under the agreement, and we received and additional U.S.$0.2 million in March 2007. We do not expect to receive further refunds.

         As of March 31, 2007, we had accrued liabilities, including accrued interest, of approximately U.S.$3.0 million, the difference between the amount of anti-dumping duties paid on imports and the latest findings by the Commerce Department in its administrative reviews. As a result of the settlement between the U.S. and Mexican governments described above, substantially all the liabilities accrued for past anti-dumping duties have been eliminated.

Anti-Dumping in Taiwan

         Five Taiwanese cement producers -- Asia Cement Corporation, Taiwan Cement Corporation, Lucky Cement Corporation, Hsing Ta Cement Corporation and China Rebar -- filed before the Tariff Commission under the Ministry of Finance
(MOF) of Taiwan an anti-dumping case involving imported gray Portland cement and clinker from the Philippines and Korea.

         In July 2001, the MOF informed the petitioners and the respondent producers in exporting countries that a formal investigation had been initiated. Among the respondents in the petition were APO, Rizal and Solid, indirect subsidiaries of us. In July 2002, the MOF notified the respondent producers that a dumping duty would be imposed on Portland cement and clinker imports from the Philippines and South Korea beginning on July 19, 2002. The duty rate imposed on imports from APO, Rizal and Solid was fixed at 42%.

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

TAX MATTERS

                  As of March 31, 2007, we and some of our subsidiaries in Mexico have been notified by the Mexican tax authority (Secretaria de Hacienda y Credito Publico) of several tax assessments related to different tax periods in a total amount of approximately Ps4,000 million (U.S.$370 million). The tax assessments are based primarily on: (i) disallowed restatement of tax loss carryforwards in the same period in which they occurred, (ii) disallowed determination of cumulative tax loss carryforwards, and (iii) investments made in entities incorporated in foreign countries with preferential tax regimes (currently known as Regimenes Fiscales Preferentes). We have filed an appeal for each of these tax claims before the Mexican federal tax court, and the appeals are pending resolution. If we do not elect to enter Mexico's tax amnesty program or if we fail to obtain favorable rulings on appeal, these tax claims may have a material impact on us.

         Pursuant to amendments to the Mexican income tax law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico will be required to pay taxes in Mexico on passive income such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, provided that the income is not derived from entrepreneurial activities in such countries (income derived from entrepreneurial activities is not subject to tax under these amendments). The tax payable by Mexican companies in respect of the 2005 tax year pursuant to these amendments was due upon filing their annual tax returns in March 2006. We believe these amendments are contrary to Mexican constitutional principles, and on August 8, 2005, we filed a motion in the Mexican federal courts challenging the constitutionality of the amendments. On December 23, 2005, we obtained a favorable ruling from the Mexican federal court that the amendments were unconstitutional; however, the Mexican tax authority has appealed this ruling, and it is pending resolution. If the final ruling is not favorable to us, these amendments may have a material impact on us.

         In addition, on March 20, 2006, we filed another motion in the Mexican federal courts challenging the constitutionality of the amendments. On June 29, 2006, we obtained a favorable ruling from the Mexican federal court stating that the amendments were unconstitutional. The Mexican tax authority has appealed the ruling, which is pending resolution.

         Recently, the Mexican Congress approved several amendments to the Mexican Asset Tax Law (Ley del Impuesto al Activo). As a result of such amendments, starting on January 1, 2007, all Mexican corporations, including us, are no longer allowed to deduct their liabilities from the calculation of the asset tax. The Mexican tax authorities have stated that other aspects of such law will be clarified. To date, these clarifications, which could impact our calculation of the asset tax, have not been made.

         The asset tax is imposed at a rate of 1.25% on the value of most of the assets of a Mexican corporation. The asset tax is "complementary" to the corporate income tax (impuesto sobre la renta) and, therefore, is payable only to the extent it exceeds payable income tax.

         We believe that the Asset Tax Law, as amended, is against the Mexican constitution. We have challenged the Asset Tax Law through appropriate judicial action (juicio de amparo). Notwithstanding our challenge, we will still be required to pay asset tax as per the amended law, until the relevant judicial procedure is finally resolved. We believe that the amendments to the Asset Tax Law could increase the amount of asset tax that we would be required to pay in Mexico during 2007 and subsequent fiscal years.

         On April 3, 2007, the Mexican tax authority issued a decree providing for a tax amnesty program, which allows for the settlement of previously issued tax assessments, and which we may apply to tax assessments of which we were notified in May 2006. To qualify, we must elect application of the tax amnesty program during 2007. As of the date of this annual report, we are evaluating the effects that the amnesty program could have on us.

         As of March 31, 2007, the Philippine Bureau of Internal Revenue, or BIR, assessed APO, Solid, IQAC, ALQC and CSPI, our operating subsidiaries in the Philippines, for deficiencies in the amount of income tax paid in prior tax years amounting to a total of approximately 1,994 million Philippine Pesos (approximately U.S.$41.3 million as of March 31, 2007, based on an exchange rate of Philippine Pesos 48.28 to U.S.$1.00, which was the Philippine Peso/Dollar exchange rate on March 31, 2007 as published by the Bangko Sentral ng Pilipinas, the central bank of the Republic of the Philippines). The tax assessments result primarily from the disallowance of APO's income tax holiday related income from 1999 to 2001 (approximately Philippine Pesos 1,078 million or U.S.$22.3 million as of March 31, 2007, based on an exchange rate of Philippine Pesos 48.28 to U.S.$1.00). We have contested the BIR's assessment with the Court of Tax Appeal, or CTA. The initial Division ruling of the CTA was unfavorable, but is subject to further appeal with the CTA as a whole. The assessment is now currently on appeal with the CTA en banc. The appeals proceeding for this assessment is expected to reach the Supreme Court. In addition, Solid's 1998 and 2002 through to 2005 tax years, and APO's 2001 through 2005 tax years, are under preliminary review by the BIR for deficiency in the payment of taxes. As of the date of this annual report, the finalization of these assessments was held in abeyance by the BIR, as APO and Solid continue to present evidence to dispute its findings. We believe that these assessments will not have a material adverse effect on us.

POLISH ANTITRUST INVESTIGATION

         During the period from May 31, 2006 to June 2, 2006, officers of the Polish Competition and Consumer Protection Office, or the Protection Office, assisted by police officers, conducted a search in the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and in offices of other cement producers in Poland. The search took place as a part of the exploratory investigation that the head of the Polish Competition and Consumer Protection Office started on April 26, 2006.

         On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing us about the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. In the notification it was assumed that there was an agreement between all cement producers in Poland regarding prices and other sales conditions of cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On January 22, 2007, CEMEX Polska filed its response to the notification, denying firmly that it has committed the practices listed by the Protection Office in the notification. In its response, CEMEX Polska also included various formal comments and objections gathered during the proceeding, as well as facts supporting its position and proving that its activities were in line with competition law.

         According to Polish competition law, the maximum fine could reach up to 10% of the total revenues of the company for the calendar year preceding the imposition of the fine. Based on revenues for the year ended December 31, 2006 and exchange rates prevailing at that date, CEMEX Polska could face up to 78.9 million Polish

Zloty (approximately U.S.$27.6 million) in fines. We believe, at this stage, there are no justified factual grounds to expect fines to be imposed on CEMEX Polska.

OTHER LEGAL PROCEEDINGS

         In May 1999, several companies filed a civil liability suit in the civil court of the circuit of Ibague, Colombia, against two of our Colombian subsidiaries, alleging that these subsidiaries were responsible for deterioration of the rice production capacity of the land of the plaintiffs caused by pollution from our cement plants located in Ibague, Colombia. On January 13, 2004, CEMEX Colombia was notified of the judgment the court entered against CEMEX Colombia, which awarded damages to the plaintiffs in the amount of 21,114 million Colombian Pesos (approximately U.S.$9.64 million as of March 31, 2007, based on an exchange rate of CoP2,190.30 to U.S.$1.00, which was the Colombian Peso/Dollar exchange rate on March 31, 2007 as published by the Banco de la Republica de Colombia, the central bank of Colombia). On January 15, 2004, CEMEX Colombia appealed the judgment. The appeal was admitted and the case was sent to the Tribunal Superior de Ibague, where CEMEX Colombia filed, on March 23, 2004, a statement of the arguments supporting its appeal. The case is currently under review by the appellate court. We expect this proceeding to continue for several years before final resolution.

         In March 2001, 42 transporters filed a civil liability suit in the civil court of Ibague, Colombia, against three of our Colombian subsidiaries. The plaintiffs contend that these subsidiaries are responsible for alleged damages caused by the breach of raw material transportation contracts. The plaintiffs asked for relief in the amount of CoP127,242 million (approximately U.S.$58.09 million as of March 31, 2007). On February 23, 2006, CEMEX was notified of the judgment of the court, dismissing the claims of the plaintiffs. The case is currently under review by the appellate court.

         On August 5, 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociacion Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogota using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately U.S.$45 million. The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. The court completed the evidentiary stage, and on August 17, 2006 dismissed the charges against the members of ASOCRETO. The other defendants (one ex-director of the Distrital Institute of Development, the legal representative of the constructor and the legal representative of the auditor) were formally accused. The decision was appealed, and on December 11, 2006, the decision was reversed and the two ASOCRETO officers were formally accused as participants (determiners) in the execution of a state contract without fulfilling all legal requirements thereof. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

         CEMEX and the Indonesian government have agreed to settle their arbitration case before the ICSID. In this regard, CAH and the Indonesian government filed on July 29, 2006 a joint letter to the ICSID, requesting the issuance of an Award on Agreed Terms. On February 23, 2007, the Arbitral Tribunal issued an award embodying the parties' settlement agreement.

         On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Dusseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC is seeking (euro)102 million in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany's Federal Cartel Office with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to (euro)113.5 million plus interest. On February 21, 2007, the District Court of Dusseldorf decided to allow this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants have appealed. As of March 31, 2007, we had accrued liabilities regarding this matter for a total amount of approximately (euro)20 million.

         After an extended consultation period, in April 2006, the cities of Kastela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Dalmacijacement, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, Dalmacijacement submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plan by Kastela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of Dalmacijacement's mining concession granted by the Government of Croatia in September 2005. Immediately after publication of the Master Plans, Dalmacijacement filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions. The legal actions taken and filed by Dalmacijacement were as follows: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning Dalmacijacement's constitutional claim for decrease and obstruction of rights earned by investment, and seeking prohibition of implementation of the Master Plans; (ii) on May 17, 2006, a possessory action against the cities of Kastela and Solin seeking the enactment of interim measures prohibiting implementation of the Master Plans and including a request to implead the Republic of Croatia into the proceeding on our side, and (iii) on May 17, 2006, an administrative proceeding before the State Lawyer, seeking a declaration from the Government of Croatia confirming that Dalmacijacement acquired rights under the mining concessions. The municipal court in Solin issued a first instance judgment dismissing our possessory action. We have filed an appeal against that judgment. Currently it is difficult for Dalmacijacement to ascertain the approximate economic impact of these measures by Kastela and Solin. These cases are currently under review by the courts and applicable administrative entities in Croatia, and it is expected that these proceedings will continue for several years before resolution.

         In August 2006, our Panamanian subsidiary Cemento Bayano, S.A. filed an opposition before the National Mineral Resources Directorate, in order to halt or deny this directorate from granting permission to a third company to extract minerals from a site close to our Bayano Plant.

         On December 8, 2006, the United States District Court, District of Puerto Rico, issued a summons against Ready Mix Concrete, Inc. and Puerto Rican Cement Company, Inc., in the amount of U.S.$21 million, after an employee of the Puerto Rico Highway Authority was injured by a truck owned and operated by CEMEX. On April 21, 2007, the First Instance Court for the Commonwealth of Puerto Rico issued a summons against Hormigonera Mayaguezana Inc., seeking damages in the amount of U.S.$39 million, after the death of two people in an accident in which a Hormigonera Mayaguezana Inc. concrete mixer truck was involved.

         On December 13, 2006, CEMEX Dominicana learned that the Dominican Port Authority has called a meeting of its Executive Council to evaluate the annulment of the authorization granted by contract to Orbis Chemical Corporation, S.A. (a CEMEX subsidiary), to operate within the area of Puerto Viejo, Azua, Dominican Republic. If the Council of the Dominican Port Authority decides to seek annulment, Orbis will lose control of the port facilities. Since there is no official decision on this matter, Orbis immediately notified the Dominican Port Authority of its interest in retaining the contract, and argued that any annulment should be sought through a decision pronounced by a tribunal revoking the existing contract.

         In late December 2006, the Union of Employees in our Assiut plant in Egypt filed a lawsuit against Assiut Cement Company, claiming 10% employees profit sharing for the fiscal years 2004 and 2005 in the amount of approximately U.S.$12 million. On April 30, 2007, the parties submitted their defenses and the court postponed the case until a hearing scheduled for June 25, 2007, for the court to render its decision.

         As of the date of this annual report, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position or results of operations.

RECENT DEVELOPMENTS

Rinker acquisition

         On November 14, 2006, we launched our public offer to acquire all outstanding shares of Rinker for U.S.$13.00 per share in cash. On April 9, 2007, we increased our offer price to U.S.$15.85 per share in cash, which corresponds to an enterprise value of Rinker of approximately U.S.$15.3 billion, which includes approximately U.S.$1.1 billion of debt, Rinker's reported debt as of March 31, 2007. On June 7, 2007, our offer to acquire Rinker became unconditional. As a result, we obtained the right to vote approximately 50.3% of Rinker's outstanding shares. Our offer was originally scheduled to conclude on June 22, 2007, but has been extended until July 16, 2007. As of June 25, 2007, we had been tendered a total of approximately 81% of Rinker's outstanding shares.

         Some of the main reasons for our offer to acquire Rinker are:

         o reinforcing our strategy of investing across the industry's value chain in cement, ready-mix concrete and aggregates;

         o significantly strengthening our ability to serve customers in the United States with complementary products and locations, therefore meeting our long-standing investment criteria;

         o    obtaining a major presence in Australia;

         o creating a significant opportunity to realize cost synergies by combining Rinker's operations with our own and applying best business practices to them; and

         o reducing our cash flow volatility through increased exposure to the U.S. market and, consequently, lowering our cost of capital.

         On November 20, 2006, we received confirmation from the Competition and Consumer Commission of the Commonwealth of Australia advising that it did not propose to intervene pursuant to section 50 of the Australian Trade Practices Act 1974 (Cth) in our acquisition of Rinker. On December 7, 2006, our shareholders approved our offer to acquire Rinker. On March 8, 2007, the Treasurer of the Commonwealth of Australia informed us that there were no objections to the our offer to purchase Rinker in terms of the Australian government's foreign investment policy. At the request of the Australian Securities and Investment Commission, the Australian Takeovers Panel is currently considering if we should be made to compensate Rinker shareholders who sold their shares between April 10, 2007 and May 10, 2007, and who did not receive Rinker's dividend.

         On April 4, 2007, the Antitrust Division announced its decision not to oppose our offer to acquire Rinker under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act. This decision was made pursuant to a consent decree between us and the Antitrust Division, whereby we agreed to the conditions set forth in the Final Judgment of the U.S. District Court for the District of Columbia, dated April 4, 2007 (the "Final Judgment"), and the Hold Separate Stipulation and Order, dated April 4, 2007 (the "Hold Separate Order" and, together with the Final Judgment, the "DOJ Settlement"). The Hold Separate Order was amended, as of May 2, 2007, to add Rinker as a party (the "Amended DOJ Settlement"). The Amended DOJ Settlement provides that we must ensure that certain required divestitures are made by us or by Rinker on or before October 17, 2007, unless the U.S. Department of Justice grants one or more extensions which may not exceed a total of 60 calendar days, for the purposes of remedying any loss of competition resulting from our acquisition. We are required to divest or cause Rinker to divest, as the case may be, the following assets, to purchasers approved by the Antitrust Division:

         o 21 ready-mix concrete plants in Florida owned by Rinker in Fort Walton Beach/Panama City/Pensacola, Orlando, Tampa/St. Petersburg and Fort Myers/Naples;

         o Five ready-mix concrete plants in Florida owned by us in Jacksonville and Orlando;

         o Three ready-mix concrete plants owned by Rinker in Tucson, Arizona;

         o Two ready-mix concrete plants owned by us in the Flagstaff and Tucson areas in Arizona;

         o Six concrete block plants owned by Rinker in Florida in Tampa/St. Petersburg and Fort Myers/Naples;

         o    One aggregates plant owned by Rinker in Tucson, Arizona; and

         o    One aggregates plant owned by us in Tucson, Arizona;

         including all assets used in relation to these plants.

         If we do not divest these assets on or before October 17, 2007, the U.S. District Court will be entitled to appoint a trustee to effect the divestitures. In addition, the Hold Separate Order requires us to ensure that prior to any divestiture, the Divestiture Assets remain independent, economically viable and ongoing business concerns that are not influenced by our acquisition of Rinker.

         For a description of the effects of our acquisition of Rinker on the Ready Mix USA joint venture, see Item 4 -- "Information on the Company -- North America -- Our U.S. Operations."

ITEM 4A -  UNRESOLVED STAFF COMMENTS
           -------------------------
s
         Not applicable.

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

         o    weather and climatic conditions;

         o the results of any proposed acquisitions and the impact of any related financing on our financial structure;

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

OVERVIEW

         The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. These financial statements do not reflect the consolidation of Rinker following the consummation of the acquisition, or asset sales subsequent to December 31, 2006. Our financial statements have been prepared in accordance with Mexican FRS, which differ in significant respects from U.S. GAAP. See note 24 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us.

         Mexico experienced annual inflation rates of 5.4% in 2004, 3.0% in 2005 and 4.1% in 2006. Mexican FRS requires that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been restated in constant Mexican Pesos as of December 31, 2006. They have been restated using the CEMEX weighted average inflation factors, as explained in note 3B to our consolidated financial statements included elsewhere in this annual report.

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

         The following table sets forth selected financial information as of and for each of the three years ended December 31, 2004, 2005 and 2006 by principal geographic segment expressed as an approximate percentage of our total consolidated group. Through the RMC acquisition, we acquired new operations in the United States, Spain, Africa and the Middle East and Asia, which had a significant impact on our operations in those segments, and we acquired operations in the United Kingdom and the Rest of Europe, in which segments we did not have operations prior to the RMC acquisition. The financial information as of and for the year ended December 31, 2005 in the table below includes the consolidation of RMC's operations for the ten-month period ended December 31, 2005, and the financial information as of and for the year ended December 31, 2006 in the table below includes the consolidation of RMC's operations for the entire year ended December 31, 2006. We operate in countries and regions with economies in different stages of development and structural reform, with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions. The variations in
(1) the exchange rates used in the translation of the local currency to Mexican Pesos, and (2) the rates of inflation used for the restatement of our financial information to constant Mexican Pesos, as of the latest balance sheet presented, may affect the comparability of our results of operations and consolidated financial position from period to period.


                                                                    %
                                                                 SOUTH
                                                                 AMERICA,    %
                                                                 CENTRAL   AFRICA
                                %               %         %      AMERICA   AND THE
                       %      UNITED    %     UNITED   REST OF   AND THE   MIDDLE    %      %               ELIMI-    CONSOLI-
                      MEXICO  STATES  SPAIN   KINGDOM   EUROPE  CARIBBEAN   EAST   ASIA   OTHERS  COMBINED  NATIONS    DATED
                                    (in millions of constant Mexican Pesos as of December 31, 2006, except percentages)
Net Sales For the
Period Ended(1):

December 31, 2004       33%    22%     16%      N/A      N/A       14%       2%      2%     11%    103,552   (8,637)    94,915
December 31, 2005       19%    25%     9%       9%       16%        8%       4%      2%      8%    191,498  (14,113)   177,385
December 31, 2006       18%    21%     9%       10%      20%        8%       4%      2%      8%    215,891  (18,798)   197,093

Operating Income For
the Period Ended(2):

December 31, 2004       59%    14%     18%      N/A      N/A       20%       3%      1%    (15)%    21,567      --      21,567
December 31, 2005       41%    27%     14%      2%        7%        9%       4%      2%    (6)%     28,791      --      28,791
December 31, 2006       38%    29%     16%      1%        6%       12%       5%      2%    (9)%     31,814      --      31,814

Total Assets at(2):

December 31, 2004       26%    23%     17%      N/A      N/A       15%       3%      6%     10%    202,433      --     202,433
December 31, 2005       18%    23%     10%      9%       11%       10%       3%      6%     10%    309,866      --     309,866
December 31, 2006       18%    23%     10%      8%       13%       10%       3%      6%     9%     323,698      --     323,698

         (1) Percentages by reporting segment are determined before eliminations resulting from consolidation.
         (2) Percentages by reporting segment are determined after eliminations resulting from consolidation.


CRITICAL ACCOUNTING POLICIES

         We have identified below the accounting policies we have applied under Mexican FRS that are critical to understanding our overall financial reporting.

Income Taxes

         Our operations are subject to taxation in many different jurisdictions throughout the world. Under Mexican FRS, we recognize deferred tax assets and liabilities using a balance sheet methodology, which requires a determination of the permanent and temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Significant judgment is required to appropriately assess the amounts of tax assets and liabilities. We record tax assets when we believe that the recoverability of the asset is determined to be more likely than not in accordance with established accounting principles. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

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

Recognition of the effects of inflation

         Under Mexican FRS, the financial statements of each subsidiary are restated to reflect the loss of purchasing power (inflation) of its functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, fixed assets and deferred charges, with the exception of fixed assets of foreign origin and the equity accounts, are restated to account for inflation using the consumer price index applicable in each country. Fixed assets of foreign origin are restated using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency. The result is reflected as an increase or decrease in the carrying value of each item, and is presented in consolidated stockholders' equity in the line item "Effects from Holding Non-Monetary Assets." Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

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

         In the event of an abrupt and deep depreciation of the Mexican Peso against the Dollar, which would not be aligned with a corresponding inflation of the same magnitude, the carrying amounts of the Mexican assets, when presented in convenience translation into Dollars, will show a decrease in value, in terms of Dollars, by the difference between the rate of depreciation against the Dollar and the Mexican inflation rate.

Derivative financial instruments

         As mentioned in note 3L to our consolidated financial statements included elsewhere in this annual report, in compliance with the guidelines established by our risk management committee, we use derivative financial instruments such as interest rate and currency swaps, currency and stock forward contracts, options and futures, in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. These instruments have been negotiated with institutions with significant financial capacity; therefore, we consider the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

         Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair value and the changes in such fair values are recognized in the income statement for the period in which they occur, except for changes in the fair value of derivative instruments that are designated and effective as hedges of the variability in the cash flows associated with existing assets or liabilities and/or forecasted transactions. Until December 31, 2004, no specific rules existed in Mexico for hedging transactions. Beginning January 1, 2005, Bulletin C-10, "Derivative Financial Instruments and Hedging Activities," establishes accounting standards for hedging instruments. Some of our instruments have been designated as accounting hedges of debt or equity instruments (see note 3L to our consolidated financial statements included elsewhere in this annual report).

         Interest accruals generated by interest rate swaps and cross currency swaps are recognized as financial expense, adjusting the effective interest rate of the related debt. Interest accruals from other hedging derivative instruments are recorded within the same item when the effects of the primary instrument subject to the related hedging transactions are recognized. See notes 12C, D and E to our consolidated financial statements included elsewhere in this annual report.

         Pursuant to the accounting principles established by Mexican FRS, our balance sheets and income statements are subject to volatility arising from variations in interest rates, exchange rates, share prices and other conditions established in our derivative instruments. The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished at the reporting date, between willing parties in an arm's length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments determined by us and used by us for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the counterparties to these financial instruments; nonetheless, significant judgment is required to account appropriately for the effects of derivative financial instruments in the financial statements.

         The estimated fair values of derivative financial instruments fluctuate over time, and are based on estimated settlement costs or quoted market prices. These values should be viewed in relation to the fair values of the underlying instruments or transactions, and as part of our overall exposure to fluctuations in foreign exchange rates, interest rates and prices of shares. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure through our use of derivatives. The amounts exchanged are determined on the basis of the notional amounts and other variables included in the derivative instruments.

Impairment of long-lived assets

         Our balance sheet reflects significant amounts of long-lived assets (mainly fixed assets and goodwill) associated with our operations throughout the world. Many of these amounts have resulted from past acquisitions, which have required us to reflect these assets at their fair market values at the dates of acquisition. According to their characteristics and the specific accounting rules related to them, we assess the recoverability of our long-lived assets periodically and at least once a year, as is the case for goodwill and other intangible assets of indefinite life, or whenever events or circumstances arise that we believe trigger a requirement to review such carrying values, as is the case with property, machinery and equipment and intangible assets of definite life.

         Goodwill is evaluated for impairment by determining the value in use (fair value) of the reporting units, which consists of the discounted amount of estimated future cash flows to be generated by such reporting units to which goodwill relates. A reporting unit refers to a group of one or more cash generating units. Each reporting unit, for purposes of the impairment evaluation, consists of all operations in each country. An impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit. In applying the value in use (fair value) method, we determine the discounted amount of estimated future cash flows over a period of 5 years.

         For the years ended December 31, 2004, 2005 and 2006, the geographic segments we reported in note 18 to our consolidated financial statements included elsewhere in this annual report, each integrated by multiple cash generating units, also represent our reporting units for purposes of testing goodwill for impairment. Based on our analysis, we concluded that the operating components that integrate the reported segment have similar economic characteristics, by considering: a) the reported segments are the level used by us to organize and evaluate our activities in the internal information system,
b) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry, c) the vertical integration in the value chain of the products comprising each component, d) the type of clients, which are substantially similar in all components, e) the operative integration among operating components, evidenced by the adoption of shared service centers, and f) the compensation system of any of our country operations is based on the consolidated results of the geographic segment and not on the particular results of the components.

         Impairment evaluations are significantly sensitive, among other factors, to the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment evaluations. We use specific discount rates for each reporting unit, which consider the weighted average cost of capital of each geographic segment. This determination requires substantial judgment and is highly complex when considering the many countries in which we operate, each of which has its own economic circumstances that have to be monitored. Additionally, we monitor the lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether an impairment has occurred.

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

Asset retirement obligations

         We recognize unavoidable obligations, legal or constructive, to restore operating sites upon retirement of tangible long-lived assets at the end of their useful lives. These obligations represent the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets' book value. The additional asset is depreciated during its remaining useful life. The increase of the liability, by the passage of time, is charged to the income statement of the period. Adjustments to the obligation for changes in the estimated cash flows or the estimated disbursement period are made against fixed assets, and depreciation is modified prospectively.

         Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that at the end of their operation, raw materials extraction sites, maritime terminals and other production sites are left in acceptable condition. Significant judgment is required in assessing the estimated cash outflows that will be disbursed upon retirement of the related assets. See notes 3M and 13 to our consolidated financial statements included elsewhere in this annual report.

Transactions in our own stock

         From time to time we have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our consolidated financial statements included elsewhere in this annual report. We have viewed these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant judgment necessary to properly account for these transactions, as the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our income statement. These transactions raise the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others. See notes 3T and 17 to our consolidated financial statements included elsewhere in this annual report.

RESULTS OF OPERATIONS

CONSOLIDATION OF OUR RESULTS OF OPERATIONS

         Our consolidated financial statements, included elsewhere in this annual report, include those subsidiaries in which we hold a majority interest or which we otherwise control. All significant intercompany balances and transactions have been eliminated in consolidation.

         For the periods ended December 31, 2004, 2005, and 2006 our consolidated results reflect the following transactions:

         o On December 22, 2005, we terminated our 50/50 joint ventures with Lafarge Asland in Spain and Portugal, which we acquired in the RMC acquisition. Under the terms of the termination agreement, Lafarge Asland received a 100% interest in both joint ventures and we received (euro)50 million in cash, as well as 29 ready-mix concrete plants and five aggregates quarries in Spain. Our consolidated financial statements for the year ended December 31, 2005 include our 50% interest in the results of operations relating to these joint venture assets through the proportionate consolidation method for the period from March 1, 2005 through December 22, 2005 only. Our consolidated financial statements for the year ended December 31, 2006 include the results of operations relating to the 29 ready-mix concrete plants and five aggregates quarries in Spain acquired in conjunction with the termination of our 50/50 joint ventures with Lafarge Asland.

         o On August 29, 2005, we sold RMC's operations in the Tucson, Arizona area, consisting of several ready-mix concrete and related assets, to California Portland Cement Company for a purchase price of approximately U.S.$16 million. Our consolidated financial statements for the year ended December 31, 2005 include the results of operations relating to these assets for the period from March 1, 2005 through August 29, 2005 only.

         o On July 1, 2005, we and Ready Mix USA established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and 11 cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. In a separate transaction, on September 1, 2005, we sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million. As of December 31, 2005, we had control of, and consolidated, CEMEX Southeast, LLC, while our interest in Ready Mix USA, LLC was accounted for by the equity method since it was controlled by Ready Mix USA as of that date. The value of our assets relating to these companies was calculated based on the relative values of the assets contributed by us to each company. Our consolidated financial statements for the year ended December 31, 2005 include the results of operations relating to the assets we contributed to Ready Mix USA, LLC for the period from January 1, 2005 through July 1, 2005 only and the results of operations relating to the assets we sold to Ready Mix USA, LLC for the period from March 1, 2005 through September 1, 2005 only, since we acquired those assets in the RMC acquisition.

         o In July 2005, we acquired 15 ready-mix concrete plants through the purchase of Concretera Mayaguezana, a ready-mix concrete producer located in Puerto Rico, for approximately Ps301 million (U.S.$28 million). The resulting goodwill arising from this acquisition was approximately Ps161 million (U.S.$15 million). Our consolidated financial statements for the years ended December 31, 2005 include the results of operations relating to the assets we acquired in Puerto Rico for the period from July 1, 2005 through December 31, 2005 only, and our consolidated financial statements for the year ended December 31, 2006 include the results of the acquired Puerto Rican operations for the entire year ended December 31, 2006.

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

         o On March 1, 2005, we completed our acquisition of RMC for a total purchase price of approximately U.S.$6.5 billion, which included approximately U.S.$2.2 billion of assumed debt. We accounted for the acquisition as a purchase under Mexican FRS, which means that our consolidated financial statements only include RMC from the date of the acquisition. Our consolidated financial statements for the years ended December 31, 2005 and December 31, 2006 include RMC's results of operations for the ten-month period ended December 31, 2005 and the year ended December 31, 2006, respectively. Our consolidated financial statements for the year ended December 31, 2004 do not include RMC's results of operations. As a result, the financial information for the years ended December 31, 2005 and December 31, 2006 are not comparable to the prior periods.

SELECTED CONSOLIDATED INCOME STATEMENT DATA

         The following table sets forth our selected consolidated income statement data for each of the three years ended December 31, 2004, 2005, and 2006 expressed as a percentage of net sales.


                                                                           YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------
                                                                     2004             2005         2006
                                                                   --------        ---------     ---------
Net sales                                                            100.0           100.0           100
Cost of sales.............................................          (56.3)           (60.5)        (63.8)
     Gross profit.........................................           43.7             39.5          36.2
     Administrative, selling and distribution expenses              (21.0)           (23.3)        (20.1)
   Operating income.......................................           22.7             16.2          16.1
Comprehensive financing result:
   Financial expense......................................           (4.6)           (3.4)          (2.7)
   Financial income.......................................            0.3             0.3            0.3
   Foreign exchange result................................           (0.3)           (0.5)           0.1
   Results from valuation and liquidation of financial
      instruments ........................................            1.5             2.5           (0.1)
   Monetary position result...............................            4.7             2.8            2.2
   Net comprehensive financing result.....................            1.6             1.7           (0.2)
Other expenses, net.......................................           (5.9)           (2.1)          (0.2)
   Income before income tax, employees' statutory profit
     sharing and equity in income of affiliates...........           18.4             15.8          15.7
Income taxes, net.........................................           (2.3)           (2.2)          (2.6)
Employees' statutory profit sharing.......................           (0.4)             --            (0.1)
   Total income taxes and employees' statutory
      profit sharing .....................................           (2.7)           (2.2)          (2.7)
   Income before equity in income of affiliates...........           15.7             13.6          13.0
Equity in income of affiliates............................            0.6             0.6            0.7
Consolidated net income...................................           16.3             14.2          13.7
Minority interest net income..............................            0.3             0.4            0.7
Majority interest net income..............................           16.0             13.8          13.0

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Overview

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2006 compared to the year ended December 31, 2005 in our sales volumes and average prices for each of our geographic segments.

                                                                                                      AVERAGE DOMESTIC
                                                                                 EXPORT SALES         PRICES IN LOCAL
                                                        DOMESTIC SALES VOLUMES      VOLUMES              CURRENCY(1)
                                                        ----------------------   ------------     -----------------------
GEOGRAPHIC SEGMENT                                        CEMENT    READY-MIX      CEMENT             CEMENT   READY-MIX
-------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
-------------------------------------------------------------------------------------------------------------------------
Mexico(2)                                                  +8%        +21%          -10%               +1%        +1%
-------------------------------------------------------------------------------------------------------------------------
United States(3)                                           -1%        -15%          N/A                +14%       +16%
-------------------------------------------------------------------------------------------------------------------------
EUROPE
-------------------------------------------------------------------------------------------------------------------------
Spain(4)                                                   +10%        -7%          +25%               +8%        +5%
-------------------------------------------------------------------------------------------------------------------------
UK(5)                                                      +13%       +16%          N/A                +8%        +3%
-------------------------------------------------------------------------------------------------------------------------
Rest of Europe(6)                                          +17%       +16%          N/A                +12%       +4%
-------------------------------------------------------------------------------------------------------------------------
SOUTH/CENTRAL AMERICA AND THE CARIBBEAN(7)
-------------------------------------------------------------------------------------------------------------------------
Venezuela                                                  +30%       +22%          -47%               +1%        +10%
-------------------------------------------------------------------------------------------------------------------------
Colombia                                                   +8%         +3%          N/A                +34%       +15%
-------------------------------------------------------------------------------------------------------------------------
Rest of South/Central America and the Caribbean(8)         +13%       +25%          +32%               -2%        +4%
-------------------------------------------------------------------------------------------------------------------------
Africa and the Middle East(9)
-------------------------------------------------------------------------------------------------------------------------
Egypt                                                      +3%        +11%          -34%               +15%       +14%
-------------------------------------------------------------------------------------------------------------------------
Rest of Africa and the Middle East(10)                     N/A        +13%          N/A                N/A        +14%
-------------------------------------------------------------------------------------------------------------------------
ASIA(11)
-------------------------------------------------------------------------------------------------------------------------
Philippines                                                -2%         N/A          +51%               +14%       N/A
-------------------------------------------------------------------------------------------------------------------------
Rest of Asia(12)                                           +1%         +7%          N/A                +14%       +8%
-------------------------------------------------------------------------------------------------------------------------
N/A = Not Applicable

(1) Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)   In constant Mexican Pesos as of December 31, 2006.
(3) Our cement and ready-mix concrete sales volumes and average prices in the United States for the years ended December 31, 2005 and December 31, 2006 include the sales volumes and average prices of the cement and ready-mix concrete operations in the United States we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006, respectively, except that the sales volumes and average prices relating to the assets we contributed on July 1, 2005, and the assets we sold on September 1, 2005, to Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest, are included only for the periods from March 1, 2005 through July 1, 2005 and from March 1, 2005 through September 1, 2005, respectively, and sales volumes and average prices related to RMC's operations in the Tucson, Arizona area, which were sold in August 2005, are included for the period from March 1, 2005 through August 29, 2005 only, and the sales volumes and average prices related to Charlevoix and Dixon cement plants, which were sold in March 2005, are included for the period from January 1, 2005 through March 31, 2005 only.
(4) Our ready-mix concrete sales volumes and average prices in Spain for the year ended December 31, 2005 include the sales volumes and average prices of the joint venture ready-mix concrete operations in Spain we acquired as a result of the RMC acquisition, which operations we divested on December 22, 2005 in connection with the termination of the joint venture with Lafarge Asland through which such operations were conducted, for the period from March 1, 2005 through December 22, 2005. Our consolidated financial statements for the year ended December 31, 2006 include the results of operations relating to the 29 ready-mix concrete plants and five aggregates quarries in Spain acquired in conjunction with the termination of our 50/50 joint ventures with Lafarge Asland.
(5) Our United Kingdom segment includes the operations in the United Kingdom we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006.
(6) Our Rest of Europe segment includes the operations in Germany, France, Republic of Ireland, Czech Republic, Austria, Poland, Croatia, Hungary and Latvia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006, the operations in Denmark we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the period from January 1, 2006 to March 2, 2006, and the Italian operations we owned prior to the RMC acquisition.
(7) Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 8 below; however, in above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of comparison with our 2005 presentation of our operations in the region.
(8) Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico and our trading activities in the Caribbean, as well as the operations in Jamaica and Argentina we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006.
(9) Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 10 below; however, in the above table, our operations in Egypt are presented separately from our other operations in the segment for purposes of comparison with our 2005 presentation of our operations in the region.
(10) Our Rest of Africa and the Middle East segment includes the operations in the United Arab Emirates and Israel we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006.
(11) Our Asia segment includes our operations in the Philippines and the operations listed in note 12 below; however, for in the above table, our operations in the Philippines are presented separately from our other operations in the segment for purposes of comparison with our 2005 presentation of our operations in the region.
(12) Our Rest of Asia segment includes our operations in Thailand, Bangladesh and other assets in the Asian region, as well as the operations in Malaysia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006.

         On a consolidated basis, our cement sales volumes increased approximately 6%, from 80.6 million tons in 2005 to 85.7 million tons in 2006, and our ready-mix concrete sales volumes increased approximately 6%, from 69.5 million cubic meters in 2005 to 73.6 million cubic meters in 2006. Our consolidated net sales increased approximately 11% from Ps177,385 million in 2005 to Ps197,093 million in 2006, and our operating income increased approximately 10% from Ps28,791 million in 2005 to Ps31,814 million in 2006 in constant Peso terms.

         The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2005 and 2006. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using our weighted average inflation factor; therefore, such variations differ substantially from those based solely on the countries' local currencies:


                                                                                       NET SALES
                                                         ---------------------------------------------------------------------
                                                                         APPROXIMATE                      FOR THE YEAR ENDED
                                                                          CURRENCY                            DECEMBER 31,
                                                         VARIATIONS     FLUCTUATIONS,                   ----------------------
                                                            IN             NET OF       VARIATIONS IN
                                                           LOCAL         INFLATION        CONSTANT
GEOGRAPHIC SEGMENT                                       CURRENCY(1)      EFFECTS       MEXICAN PESOS      2005        2006
------------------                                       -----------    -------------    -------------  ---------     --------
                                                                                                          (IN MILLIONS OF
                                                                                                          CONSTANT MEXICAN
                                                                                                             PESOS AS OF
                                                                                                          DECEMBER 31, 2006)
NORTH AMERICA                                                                                             --------------------
Mexico...........................................          +16.4%            -9.7%            +6.7%       36,775       39,256
United States(2).................................           +3.2%            -8.0%            -4.8%       47,359       45,096
EUROPE
Spain(3).........................................          +11.2%            +3.5%           +14.7%       17,550       20,131
United Kingdom(4)................................          +15.7%            +8.1%           +23.8%       17,769       21,993
Rest of Europe(5)................................          +21.9%            +8.5%           +30.4%       31,594       41,205
SOUTH/CENTRAL AMERICA AND THE CARIBBEAN
Venezuela........................................          +18.0%            +1.5%           +19.5%        4,795        5,732
Colombia.........................................          +41.2%            +7.7%           +33.5%        2,904        3,878
Rest of South / Central America and the Caribbean(6)       +16.3%           +10.0%            +6.3%        7,844        8,340
AFRICA AND THE MIDDLE EAST
Egypt............................................          +15.3%            -7.5%            +7.8%        3,059        3,298
Rest of Africa and the Middle East(7)............          +46.6%            -9.4%           +36.0%        3,250        4,420
ASIA
Philippines......................................           +7.1%            +1.6%            +8.7%        2,223        2,416
Rest of Asia(8)..................................          +14.3%           +26.3%           +40.6%        1,111        1,562

OTHERS(9)........................................          +30.4%            -8.8%           +21.6%       15,265       18,564
                                                                                              +12.7%      191,498      215,891
Eliminations from consolidation..................                                                         (14,113)     (18,798)
CONSOLIDATED NET SALES...........................                                             +11.1%      177,385      197,093



                                                                                 OPERATING INCOME
                                                         ---------------------------------------------------------------------
                                                                         APPROXIMATE                      FOR THE YEAR ENDED
                                                                          CURRENCY                            DECEMBER 31,
                                                         VARIATIONS     FLUCTUATIONS,                   ----------------------
                                                            IN             NET OF       VARIATIONS IN
                                                           LOCAL         INFLATION        CONSTANT
GEOGRAPHIC SEGMENT                                       CURRENCY(1)      EFFECTS       MEXICAN PESOS      2005        2006
------------------                                       -----------    -------------    -------------  ---------     --------
                                                                                                          (IN MILLIONS OF
                                                                                                          CONSTANT MEXICAN
                                                                                                             PESOS AS OF
                                                                                                          DECEMBER 31, 2006)
NORTH AMERICA                                                                                             --------------------
Mexico...........................................           +13.5%           -9.4%           +4.1%         11,702      12,180
United States(2).................................           +24.0%           -4.6%          +19.4%          7,790       9,305
EUROPE
Spain(3).........................................           +17.8%           +7.0%          +24.8%          4,164       5,197
United Kingdom(4)................................          -112.0%          +35.0%          -77.0%            618         142
Rest of Europe(5)................................            +3.3%           +0.7%           +4.0%          1,969       2,047
SOUTH/CENTRAL AMERICA AND THE CARIBBEAN(6).......
Venezuela........................................             Flat           +6.3%           +6.3%          1,561       1,659
Colombia.........................................          +156.6%           +9.6%         +166.2%            394       1,049
Rest of South/Central America and the Caribbean(7)          +42.9%          +20.3%          +63.2%            747       1,219
AFRICA AND MIDDLE EAST(8)
Egypt............................................           +27.6%           -8.2%          +19.4%          1,139       1,360
Rest of Africa and the Middle East(9)............           +17.4%          -15.6%           +1.8%            109         111
ASIA(10)
Philippines......................................           +30.1%          +10.4%          +40.5%            476         669
Rest of Asia(11).................................          -181.3%          -18.7%         -200.0%           (19)        (57)

Others(12).......................................           -76.3%          +11.3%          -65.0%        (1,859)     (3,067)
CONSOLIDATED OPERATING INCOME....................                                           +10.5%         28,791      31,814


____________________________
N/A = Not Applicable
(1) For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms (except for the Rest of Europe region, which represent the weighted average change in Euros) based on net sales and operating income for the region.
(2) Our net sales and operating income in the United States for the years ended December 31, 2005 and December 31, 2006 include the results of the cement and ready-mix concrete operations in the United States we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006, respectively, except that the results of the assets we contributed on July 1, 2005, and the assets we sold on September 1, 2005, to Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest, are included only for the periods from March 1, 2005 through July 1, 2005 and from March 1, 2005 through September 1, 2005, respectively , and the net sales and operating income related to RMC's operations in the Tucson, Arizona area, which were sold in August 2005, are included in the results of operations relating to these assets for the period from March 1, 2005 through August 29, 2005 only, and the sales volumes and average prices related to Charlevoix and Dixon cement plants, which were sold in March 2005, are included for the period from January 1, 2005 through March 31, 2005 only.
(3) Our net sales and operating income in Spain for the year ended December 31, 2005 include the proportionally consolidated results of the joint venture ready-mix concrete operations in Spain we acquired as a result of the RMC acquisition, which operations we divested on December 22, 2005 in connection with the termination of the joint venture with Lafarge Asland through which such operations were conducted, for the period from March 1, 2005 through December 22, 2005. Our net sales and operating income in Spain for the year ended December 31, 2006 include the results of operations relating to the 29 ready-mix concrete plants and five aggregates quarries in Spain acquired in conjunction with the termination of our 50/50 joint ventures with Lafarge Asland.
(4) Our United Kingdom segment includes the operations in the United Kingdom we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006.
(5) Our Rest of Europe segment includes the operations in Germany, France, Republic of Ireland, Czech Republic, Austria, Poland, Croatia, Hungary and Latvia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006, the operations in Denmark we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the period from January 1, 2006 to March 2, 2006, and the Italian operations we owned prior to the RMC acquisition.
(6) Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 7 below; however, in the above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of comparison with our 2005 presentation of our operations in the region.

(7) Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico and our trading activities in the Caribbean, as well as the operations in Jamaica and Argentina we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006.
(8) Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 9 below; however, in the above table, our operations in Egypt are presented separately from our other operations in the segment for purposes of comparison with our 2005 presentation of our operations in the region.
(9) Our Rest of Africa and the Middle East segment includes the operations in the United Arab Emirates and Israel we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006.
(10) Our Asia segment includes our operations in the Philippines and the operations listed in note 11 below; however, for in the above table, our operations in the Philippines are presented separately from our other operations in the segment for purposes of comparison with our 2005 presentation of our operations in the region.
(11) Our Rest of Asia segment includes our operations in Thailand, Bangladesh and other assets in the Asian region, as well as the operations in Malaysia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the entire year ended December 31, 2006.
(12) Our Others segment includes our worldwide trade maritime operations, our information solutions company and other minor subsidiaries.

     NET SALES

         Our consolidated net sales increased approximately 11% from Ps177,385 million in 2005 to Ps197,093 million in 2006 in constant Peso terms. The increase in net sales was primarily attributable to the consolidation of RMC's operations for the full year in 2006 as compared to only ten months in 2005, as well as higher sales volumes and better pricing environments in most of our markets, which were partially offset by our divestitures discussed above. Approximately 55% of the net sales increase during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005.

         Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

         Mexico

         Our Mexican operations' domestic cement sales volumes increased approximately 8% in 2006 compared to 2005, and ready-mix concrete sales volumes increased approximately 21% during the same period. Our Mexican operations' net sales represented approximately 18% of our total net sales in 2006, in constant Peso terms, before eliminations resulting from consolidation. The main drivers of the increase in the domestic sales volumes during the year were government infrastructure spending, which was fueled in part by the oil revenue surplus, and residential construction, which was supported by increased credit availability from commercial banks and non-commercial sources such as Infonavit. The self-construction sector showed moderate growth during the year. Our Mexican operations' cement export volumes, which represented approximately 9% of our Mexican cement sales volumes in 2006, decreased approximately 10% in 2006 compared to 2005, primarily as a result of decreased cement demand in Central America. Of our Mexican operations' total cement export volumes during 2006, 89% was shipped to the United States, 9% to Central America and the Caribbean and 2% was shipped to South America. Our Mexican operations' average domestic sales price of cement increased approximately 1% in constant Peso terms in 2006 compared to 2005 (increased approximately 4% in nominal Peso terms), and the average sales price of ready-mix concrete increased approximately 1% in constant Peso terms (increased approximately 5% in nominal Peso terms) over the same period. For the year ended December 31, 2006, cement represented approximately 59%, ready-mix concrete approximately 25% and our other businesses approximately 16% of our Mexican operations' net sales before eliminations resulting from consolidation.

         As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, partially offset by the decrease in the cement export volumes, our Mexican net sales, in constant Peso terms, increased approximately 7% (increased approximately 16% in nominal Peso terms) in 2006 compared to 2005.

         United States

         Our U.S. operations' domestic cement sales volumes, which include cement purchased from our other operations, decreased approximately 1% in 2006 compared to 2005, and ready-mix concrete sales volumes decreased approximately 15% during the same period. The decreases in our U.S. operations' domestic cement and ready-mix concrete sales volumes resulted primarily from the weaker residential sector, resulting in weak demand during 2006 compared to the peak demand levels of 2005, and reflected as well our divestiture of two cement plants and several distribution terminals in the Great Lakes region and our other divestiture of a cement terminal adjacent to the Detroit river to the City of Detroit, both in 2005, as well as our assets contributions for the establishment of two jointly-owned limited liability companies in July 2005 and the sale of RMC's Tucson, Arizona operations, in the same year, as described above. Our United States operations' represented approximately 21% of our total net sales in 2006 in constant Peso terms, before eliminations resulting from consolidation. Our U.S. operations average sales price of domestic cement increased approximately 14% in Dollar terms in 2006 compared to 2005, and the average sales price of ready-mix concrete increased approximately 16% in Dollar terms over the same period. The increases in average prices were primarily due to limited supply of cement and ready-mix concrete. For the year ended December 31, 2006, cement represented approximately 40%, ready-mix concrete approximately 37% and our other businesses approximately 23% of our United States operations' net sales before eliminations resulting from consolidation.

         As a result of the increases in the average sales prices of cement and ready-mix concrete, net sales from our United States operations, in Dollar terms, increased approximately 3% in 2006 compared to 2005. The increase in net sales in the United States during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005, partially offset by the decreases in sales volumes described above.

         Spain

         Our Spanish operations' domestic cement sales volumes increased approximately 10% in 2006 compared to 2005, while ready-mix concrete sales volumes decreased approximately 7% during the same period. The increases in domestic cement sales volumes resulted primarily from increases in the residential and infrastructure sectors, as well as strong public spending in anticipation of local elections in 2007. The decrease in ready-mix concrete sales volumes reflected the termination of our 50/50 joint ventures with Lafarge Asland, described above. Our Spanish operations' 2006 net sales represented approximately 9% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. Our Spanish operations' cement export volumes, which represented approximately 1% of our Spanish cement sales volumes in 2006, increased approximately 25% in 2006 compared to 2005, primarily as a result of increased cement demand in Africa. Of our Spanish operations' total cement export volumes in 2006, 13% was shipped to Europe and the Middle East, 50% to Africa, and 37% to the United States. Our Spanish operations' average domestic sales price of cement increased approximately 8% in Euro terms in 2006 compared to 2005, and the average price of ready-mix concrete increased approximately 5% in Euro terms over the same period. The increases in average prices were primarily due to increased demand for cement and ready-mix concrete. For the year ended December 31, 2006, cement represented approximately 53%, ready-mix concrete approximately 23% and our other businesses approximately 24% of our Spanish operations' net sales before eliminations resulting from consolidation.

         As a result of the increases in domestic cement sales volumes and the increases in the average domestic sales prices of cement and ready-mix concrete, our Spanish net sales, in Euro terms, increased approximately 11% in 2006 compared to 2005, despite the decline in ready-mix concrete sales volumes.

         United Kingdom

         Our United Kingdom operations consist of the United Kingdom operations we acquired from RMC, which are consolidated in our results of operations for ten months in 2005 and for the entire year in 2006. Domestic cement sales volumes in our United Kingdom operations increased approximately 13% in 2006 compared to 2005, and ready-mix concrete sales volumes increased approximately 16% during the same period. The increase in net sales was primarily attributable to the consolidation of RMC's operations for ten months in 2005 as compared to the full year in 2006, partially offset by a slowdown in infrastructure demand in the United Kingdom. Domestic cement demand during 2006 was primarily driven by infrastructure projects relating to industrial, commercial and residential construction. Our United Kingdom operations for the 2006 represented approximately 10% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. Our United Kingdom operations' average domestic sales price of cement increased approximately 8% in Pound terms in 2006 compared to 2005, and the average price of ready-mix concrete increased approximately 3% in Pound terms over the same period. For the year ended December 31, 2006, cement represented approximately 12%, ready-mix concrete approximately 31% and our other businesses approximately 57% of our United Kingdom operations' net sales before eliminations resulting from consolidation.

         As a result of the increases in domestic cement sales volumes and ready-mix concrete, net sales from our United Kingdom operations, in Pound terms, increased approximately 16% in 2006 compared to 2005. The increase in net sales in the United Kingdom during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005, partially offset by the slowdown in infrastructure construction described above.

         Rest of Europe

         Our operations in our Rest of Europe segment in 2006 consisted of the operations we acquired from RMC in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden, are consolidated in our results of operations for ten months in 2005 and for the entire year in 2006, and the Italian operations we owned prior to the RMC acquisition. Our Rest of Europe operations' net sales for the year ended December 31, 2006, represented approximately 20% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. Domestic cement sales volumes in the Rest of Europe region increased approximately 17% in 2006 compared to 2005, while ready-mix concrete sales volumes increased approximately 16% during the same period. The increase in volumes is primarily attributable to the consolidation of RMC's operations for the full year during 2006 compared to only ten months in 2005.

         As a result of the increases in cement and ready-mix concrete sales volumes, net sales in the Rest of Europe, in Euro terms, increased approximately 22% in 2006 compared to 2005. Approximately 56% of the increase in net sales in the Rest of Europe during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005. Our Rest of Europe operations' average domestic sales price of cement increased approximately 12% in Euro terms in 2006 compared to 2005, and the average price of ready-mix concrete increased approximately 4% in Euro terms over the same period. For the year ended December 31, 2006, cement represented approximately 20%, ready-mix concrete approximately 46% and our other businesses approximately 34% of our Rest of Europe operations' net sales before eliminations resulting from consolidation. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

         In Germany, cement sales volumes in the operations we acquired from RMC increased approximately 22% in 2006 compared to 2005, and ready-mix concrete sales volumes in those operations increased approximately 28% during the same period. These increases are primarily due to greater demand from the residential sector, supported by the number of housing permits granted at the beginning of 2006, as well as the nonresidential sector, which grew more than GDP as a result of an economic upswing and a favorable business climate. As a result of the increases in cement and ready-mix concrete sales volumes, net sales in Germany, in Euro terms, increased approximately 32% in 2006 compared to 2005. Approximately 30% of the increase in net sales in Germany during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005, while the rest of the increase in net sales in Germany was primarily due to the favorable economic environment.

         In France, ready-mix concrete sales volumes in the operations we acquired from RMC increased approximately 20% in 2006 compared to 2005, primarily as a result of increased demand from the residential sector, including private and public housing, consumption during 2006, and the consolidation of RMC's operations for the full year during 2006 compared to only ten months in 2005. As a result of the increase in ready-mix concrete sales volumes, net sales in France, in Euro terms, increased approximately 26% in 2006 compared to 2005. Approximately 68% of the increase in net sales in France during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006.

         For the reasons mentioned above, net sales before eliminations resulting from consolidation in our Rest of Europe operations, in Euro terms, increased approximately 22% in 2006 compared to 2005.

         South America, Central America and the Caribbean

         Our operations in South America, Central America and the Caribbean in 2006 consisted of our operations in Venezuela, Colombia and the operations we acquired from RMC in Argentina, which are consolidated in our results of operations for ten months in 2005 and for the entire year in 2006, and our Central American and the Caribbean operations, which include our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico (including the 15 additional ready-mix concrete plants we acquired in Puerto Rico in July 2005 described above) and the operations we acquired from RMC in Jamaica, which are consolidated in our results of operations for ten months in 2005 and for the entire year in 2006, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico.

         Our South America, Central America and the Caribbean operations' domestic cement sales volumes increased approximately 15% in 2006 compared to 2005, and ready-mix concrete sales volumes increased approximately 17% over the same period. The increases in sales volumes are primarily attributable to the increased sales volumes in our Venezuelan and Colombian operations described below. Our South America, Central American and the Caribbean operations' average domestic sales price of cement increased approximately 5% in Dollar terms in 2006 compared to 2005 due to better market conditions, while the average sales price of ready-mix concrete increased approximately 10% in Dollar terms over the same period. For the year ended December 31, 2006, our South America, Central America and the Caribbean operations represented approximately 8% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. As a result of the increases in domestic cement and ready-mix concrete sales volumes and the average sales prices of domestic cement and ready-mix concrete, net sales in our South America, Central America and the Caribbean operations, in Dollar terms, increased approximately 21% in 2006 compared to 2005. For the year ended December 31, 2006, cement represented approximately 67%, ready-mix concrete approximately 24% and our other businesses approximately 9% of our South and Central America and the Caribbean operations' net sales before eliminations resulting from consolidation. Set forth below is a discussion of sales volumes in Venezuela and Colombia, the most significant countries in our South America, Central American and the Caribbean segment, based on net sales.

         Our Venezuelan operations' domestic cement sales volumes increased approximately 30% in 2006 compared to 2005, and ready-mix concrete sales volumes increased approximately 22% during the same period. The increases in volumes resulted primarily from greater infrastructure spending, which continues to benefit from increased oil revenues, and a strong residential sector, including the formal and self-construction sectors. For the year ended December 31, 2006, Venezuela represented approximately 3% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. Our Venezuelan operations' cement export volumes, which represented approximately 26% of our Venezuelan cement sales volumes in 2006, decreased approximately 47% in 2006 compared to 2005 primarily due to increases in domestic demand. Of our Venezuelan operations' total cement export volumes during 2006, 40% was shipped to North America and 60% to South America and the Caribbean. Our Venezuelan operations' average domestic sales price of cement increased approximately 1% in Bolivar terms in 2006 compared to 2005, and the average price of ready-mix concrete increased approximately 10% in Bolivar terms over the same period. As a result of the increases in domestic cement and ready-mix concrete sales volumes and the increase in the average domestic cement sales price and ready-mix concrete average price, despite the decrease in cement exports, net sales of our Venezuelan operations, in Bolivar terms, increased approximately 18% in 2006 compared to 2005. For the year ended December 31, 2006, cement represented approximately 70%, ready-mix concrete approximately 24% and our other businesses approximately 6% of our Venezuelan operations' net sales before eliminations resulting from consolidation.

         Our Colombian operations' cement volumes increased approximately 8% in 2006 compared to 2005, and ready-mix concrete sales volumes increased approximately 3% during the same period. The increases in sales volumes resulted primarily from the increases in the public infrastructure, residential and industrial-and-commercial sectors, which have grown in anticipation of a potential free-trade agreement with the United States. For the year ended December 31, 2006, Colombia represented approximately 2% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. Our Colombian operations' average domestic sales price of cement increased approximately 34% in Colombian Peso terms in 2006 compared to 2005, and the average price of ready-mix concrete increased approximately 15% in Colombian Peso terms over the same period. As a result of the increase in the average domestic sales price of cement and ready-mix concrete and the increase in domestic cement and ready-mix concrete sales volumes, net sales of our Colombian operations, in Colombian Peso terms, increased approximately 41% in 2006 compared to 2005. For the year ended December 31, 2006, cement represented approximately 54%, ready-mix concrete approximately 28% and our other businesses approximately 18% of our Colombian operations' net sales before eliminations resulting from consolidation.

         Our Rest of South and Central America and the Caribbean operations' cement volumes increased approximately 13% in 2006 compared to 2005, and ready-mix concrete sales volumes increased approximately 25% during the same period. For the year ended December 31, 2006, the Rest of South and Central America and the Caribbean represented approximately 3% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. Our Rest of South and Central America and the Caribbean operations' average domestic sales price of cement decreased approximately 2% in Dollar terms in 2006 compared to 2005, and the average sales price of ready-mix concrete increased approximately 4% in Dollar terms over the same period. As a result of the increase in the average ready-mix concrete and the increase in domestic cement and ready-mix concrete sales volumes, net sales of our Rest of South and Central America and the Caribbean operations, in Dollar terms, increased approximately 16% in 2006 compared to 2005. For the year ended December 31, 2006, cement represented approximately 72%, ready-mix concrete approximately 23% and our other businesses approximately 5%, of our Rest of South and Central America and the Caribbean operations' net sales before eliminations resulting from consolidation.

         For the reasons mentioned above, net sales before eliminations resulting from consolidation in our South and Central America and Caribbean operations, in Dollar terms, increased approximately 21% in 2006 compared to 2005.

         Africa and the Middle East

         Our operations in Africa and the Middle East consist of our operations in Egypt and the operations we acquired from RMC in the United Arab Emirates
(UAE) and Israel, which are consolidated in our results of operations for ten months in 2005 and for the entire year in 2006. Our Africa and the Middle East operations' domestic cement sales volumes increased approximately 3% in 2006 compared to 2005, and ready-mix concrete sales volumes increased 13% during the same period, primarily as a result of increased demand in Egypt and the UAE described below. For the year ended December 31, 2006, Africa and the Middle East represented approximately 4% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. Our Africa and the Middle East operations' average domestic sales price of cement increased approximately 16% in Dollar terms in 2006, and the average price of ready-mix concrete increased approximately 14% in Dollar terms over the same period. For the year ended December 31, 2006, cement represented approximately 25%, ready-mix concrete approximately 32% and our other businesses approximately 43% of our African and the Middle East operations' net sales before eliminations resulting from consolidation.

         Our Egyptian operations' domestic cement sales volumes increased approximately 3% in 2006 compared to 2005, and Egyptian ready-mix concrete sales volumes increased approximately 11% during the same period. The increases in volumes resulted primarily from the favorable economic environment in Egypt, mainly in the self-construction sector, supported by high remittances from overseas workers. For the year ended December 31, 2006, Egypt represented approximately 2% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. The average domestic sales price of cement increased approximately 15% in Egyptian pound terms in 2006 compared to 2005, and ready-mix concrete sales prices increased approximately 14% in Egyptian pound terms. Cement export volumes, which represented approximately 10% of our total Egyptian cement sales volumes in 2006, decreased approximately 34% in 2006 compared to 2005 primarily due to increased domestic demand in Egypt. All our Egyptian operations' total cement export volumes during 2006 were shipped to Europe. As a result of the increases in domestic cement sales volumes, net sales of our Egyptian operations, in Egyptian pound terms, increased approximately 15% in 2006 compared to 2005. For the year ended December 31, 2006, cement represented approximately 93%, ready-mix concrete approximately 6% and our other businesses approximately 1% of our Egyptian operations' net sales before eliminations resulting from consolidation.

         Our operations in Rest of Africa and the Middle East consist of the ready-mix concrete operations we acquired from RMC in the UAE and Israel. Our Rest of Africa and the Middle East operations' ready-mix concrete sales volumes increased approximately 13% in 2006 compared to 2005 primarily as a result of the consolidation of RMC's UAE and Israeli operations for the full year in 2006 compared to only ten months in 2005 (representing approximately 92% of our ready-mix concrete sales volumes in the region), and the average ready-mix concrete sales price increased approximately 14%, in Dollar terms, in 2006 compared to 2005. For the year ended December 31, 2006, the UAE and Israel represented approximately 2% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. As a result of the consolidation for the entire year in 2006 compared to only ten months in 2005 of the UAE and Israeli operations, net sales of our Rest of Africa and the Middle East operations, in Dollar terms, increased approximately 47% in 2006 compared to 2005. Approximately 45% of the increase in net sales of Rest of Africa and Middle East during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005. The rest of the increase in net sales, in Dollar terms, in our Rest of Africa and the Middle East operations' was due to the increase in the average ready-mix concrete sales price and ready-mix concrete sales volume. For the year ended December 31, 2006, ready-mix concrete approximately 41% and our other businesses approximately 59% of our UAE and Israel operations' net sales before eliminations resulting from consolidation.

         As a result of the consolidation of RMC's UAE and Israeli operations and the increases in domestic cement sales volumes and the average domestic sales prices of cement in our Egyptian operations, net sales before eliminations resulting from consolidation in our Africa and the Middle East operations, in Dollar terms, increased approximately 32% in 2006 compared to 2005, despite the decline in cement export volumes of our Egyptian operations.

         Asia

         Our operations in Asia consist of our operations in the Philippines, Thailand, Bangladesh, Taiwan and the operations we acquired from RMC in Malaysia, which are consolidated in our results of operations for ten months in 2005 and for the entire year in 2006. Our Asian operations' domestic cement sales volumes decreased approximately 1% in 2006 compared to 2005 as a result of a decrease in demand in the Philippines, while ready-mix concrete sales volumes increased 7% during the same period. The main drivers of demand continue to be the residential, commercial, and self-construction sectors. For the year ended December 31, 2006, Asia represented approximately 2% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. The average sales price of domestic cement in the region increased approximately 14% in Dollar terms, and the ready-mix concrete average sales price in Dollar terms, increased approximately 8% during 2006 compared to 2005. Our Asian operations' cement export volumes, which represented approximately 33% of our Asian operations' cement sales volumes in 2006, increased approximately 51% in 2006 compared to 2005 primarily due to increased cement demand in Southeast Asia. Of our Asian operations' total cement export volumes during 2006, 73% was shipped to Europe, 6% was shipped to Africa and 21% to the Southeast Asia region. For the year ended December 31, 2006, cement represented approximately 76%, ready-mix concrete approximately 16% and our other businesses approximately 8% of our Asian operations' net sales before eliminations resulting from consolidation.

         Our Philippines operations' cement volumes decreased approximately 2% in 2006 compared to 2005. For the year ended December 31, 2006, the Philippines represented approximately 1% of our total net sales in constant Peso terms, before eliminations resulting from consolidation. Our Philippines operations' average domestic sales price of cement increased approximately 14% in Philippine Peso terms in 2006 compared to 2005. As a result of the increase in the average domestic sales price of cement despite the decrease in domestic cement sales volumes, net sales of our Philippines operations, in Philippine Peso terms, increased approximately 7% in 2006 compared to 2005. For the year ended December 31, 2006, cement represented 100% of our Philippine operations' net sales before eliminations resulting from consolidation.

         Our Rest of Asia operations' ready-mix concrete sales volumes, which include our Malaysian operations acquired from RMC (representing nearly all of our ready-mix concrete sales volumes in the Asia region), increased approximately 7% in 2006 compared to 2005, in part due to the consolidation of RMC's Malaysian operations for the full year in 2006 compared to only ten months in 2005 and as a result of increased demand from the residential, commercial and self-construction sectors. Approximately 13% of the increase in net sales in our Rest of Asia operations during 2006 compared to 2005 resulted from the consolidation of RMC's Malaysian operations for an additional two months in 2006 compared to 2005. The average sales price of ready-mix concrete increased approximately 8%, in Dollar terms, during 2006. For the reasons mentioned above, net sales of our Rest of Asia operations, in Dollar terms, increased approximately 14% in 2006 compared to 2005. For the year ended December 31, 2006, cement represented approximately 42%, ready-mix concrete approximately 40% and our other businesses approximately 18% of our Rest of Asia operations' net sales before eliminations resulting from consolidation.

         Primarily as a result of the increases in domestic cement and ready-mix concrete average sales prices, and the increase in the ready-mix concrete sales volume, but also as a result of the consolidation of RMC's Malaysian ready-mix concrete operations for two additional months in 2006, net sales of our Asia operations, in Dollar terms, increased approximately 17% in 2006 compared to 2005, despite the decrease in domestic cement sales volumes.

         Others

         Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment increased approximately 30% before eliminations resulting from consolidation in 2006 compared to 2005 in Dollar terms, primarily as a result of a 32% increase in our trading operations' net sales in 2006 compared to 2005, reflecting an increase in our trading activity, mainly due to an increase of demand for cement in the United States. For the year ended December 31, 2006, our trading operations' net sales represented approximately 65% of our Others segment's net sales.

     COST OF SALES

         Our cost of sales, including depreciation, increased approximately 17% from Ps107,341 million in 2005 to Ps125,804 million in 2006 in constant Peso terms, primarily due to the consolidation of RMC's operations for the full year of 2006 and for only ten months during 2005. Approximately 45% of the increase in our cost of sales during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005. As a percentage of net sales, cost of sales increased from 61% in 2005 to 64% in 2006, primarily as a result of a change in our product mix through the RMC acquisition, as we had a higher percentage of sales of ready-mix concrete, aggregates and other products having a higher cost of sales as compared to cement.

     GROSS PROFIT

         For the reasons mentioned above, our gross profit increased approximately 2% from Ps70,044 million in 2005 to Ps71,289 million in 2006 in constant Peso terms. Our gross margin decreased from 40% in 2005 to 36% in 2006. The increase in gross profit during 2006 compared to 2005 resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005, partially offset by the 17% increase in our cost of sales in 2006 compared to 2005.

     OPERATING EXPENSES

         Our operating expenses decreased approximately 4% from Ps41,253 million in 2005 to Ps39,475 million in 2006 in constant Peso terms. As a percentage of net sales, our operating expenses decreased from 23% in 2005 to 20% in 2006, reflecting our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses, which were partially offset by an increase in transportation costs due to higher worldwide energy costs. The effect of the consolidation of RMC's operations, for two additional months in 2006 compared to 2005, would have increased our operating expenses by approximately 6%, but this effect was completely offset by realization of synergies and our continuing cost-reduction efforts which resulted in the net decrease of Ps1,778 million in operating expenses in 2006 compared to 2005.

     OPERATING INCOME

         For the reasons mentioned above, our operating income increased approximately 10% from Ps28,791 million in 2005 to Ps31,814 million in 2006 in constant Peso terms. The consolidation of the results of RMC operations for an additional two months did not have a material impact on the increase in our operating income in 2006 compared to 2005. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

         Mexico

         Our Mexican operations' operating income increased approximately 4% (increased approximately 14% in nominal Peso terms) from Ps11,702 million in 2005 to Ps12,180 million in 2006 in constant Peso terms. The increase in operating income was primarily due to increases in the average prices of domestic cement and ready-mix concrete and higher sales volumes. The average sales price and sales volume increases were partially offset by increases in production costs.

         United States

         Our U.S. operations' operating income increased approximately 19% (increased approximately 24% in Dollar terms) from Ps7,790 million in 2005 to Ps9,305 million in 2006 in constant Peso terms. The increase in operating income resulted in part from the consolidation of RMC's U.S. operations for ten months in 2005 compared to the full year in 2006. Approximately 30% of the increase in our operating income in the U.S. during 2006 compared to 2005 resulted from the consolidation of RMC operations for an additional two months in 2006 compared to 2005. The increase in the operating income due to the consolidation of RMC's for an additional two months was partially offset by the decrease in domestic cement and ready-mix concrete sales volumes.

         Spain

         Our Spanish operations' operating income increased approximately 25% (increased approximately 18% in Euro terms) from Ps4,164 million in 2005 to Ps5,197 million in 2006 in constant Peso terms. The increase in operating income resulted primarily from increases in domestic cement and aggregates sales volumes and increases in average sales prices for domestic cement and ready-mix concrete. These increases were partially offset by a decline in ready-mix concrete sales volumes and by the termination in December 2005 of our 50/50 joint ventures with Lafarge Asland, described above.

         United Kingdom

         Our United Kingdom operations consist of the United Kingdom operations we acquired from RMC, which were consolidated in our results of operations for ten months in 2005 and for the entire year in 2006. Our United Kingdom operations' operating income decreased approximately 77% from Ps618 million in 2005 to Ps142 million in 2006 in constant Peso terms (decreased approximately 112% in Pound terms). The decrease in the operating income of our United Kingdom operations during 2006 compared to 2005 primarily resulted from the establishment of our European headquarters, which represented an increase in operating expenses of approximately U.S.$55 million (approximately Ps594 million) in 2006.

         Rest of Europe

         Our Rest of Europe operations' operating income increased approximately 4% (increased approximately 3% in Euro terms) from Ps1,969 million in 2005 to Ps2,047 million in 2006 in constant Peso terms. The increase in our Rest of Europe operations' operating income resulted from higher sales volumes and better pricing environments in most of our Rest of Europe markets during 2006.

         South America, Central America and the Caribbean

         Our South America, Central America and the Caribbean operations' operating income increased approximately 45% (increased approximately 36% in Dollar terms) from Ps2,702 million in 2005 to Ps3,927 million in 2006 in constant Peso terms. The increase in operating income was primarily attributable to the significant increase in domestic cement and ready-mix concrete sales volumes in Venezuela and the substantial increases in Colombian average domestic cement and ready-mix concrete sales prices and increased cement sales volumes due to a reactivation of the construction sector in Colombia.

         Africa and the Middle East

         Our Africa and the Middle East operations' operating income increased approximately 18% (increased approximately 21% in Dollar terms) from Ps1,248 million in 2005 to Ps1,471 million in 2006 in constant Peso terms. The increase in operating income resulted primarily from improvements in our Egyptian operations. Operating income from our Egyptian operations increased approximately 19% from Ps1,139 million in 2005 to Ps1,360 million in 2006 in constant Peso terms, primarily as a result of increases in cement and ready-mix concrete sales volumes and average domestic sales prices of cement and ready-mix concrete, offset in part by decreases in export volumes and higher production costs. The increase in operating income in 2006 in our Africa and the Middle East operations also benefited from the consolidation of RMC's UAE and Israel operations for the full year of 2006 compared to only ten months in 2005. Our Rest of Africa and the Middle East operations increased operating income approximately 2%, from Ps109 million in 2005 to Ps111 million in 2006 in constant Peso terms. The increase in operating income in the Rest of Africa and Middle East resulted from the consolidation of RMC's operations for an additional two months in 2006 compared to 2005, partially offset by the decline in export sales volumes.

         Asia

         Our Asian operations' operating income increased approximately 34% (increased approximately 48% in Dollar terms) from Ps457 million in 2005 to Ps612 million in 2006 in constant Peso terms. The increase in operating income resulted primarily from increases in the average sales price of domestic cement and ready-mix concrete in the region, as well as by the consolidation of RMC's operations for the full year in the 2006 compared to only ten months in 2005.

         Others

         Operating loss in our Others segment increased approximately 65% (increased approximately 76% in Dollar terms) from a loss of Ps1,859 million in 2005 to a loss of Ps3,067 million in 2006 in constant Peso terms. The increase in the operating loss can be primarily explained by the increase during 2006 in the operating expenses of our trading operations, caused by the consolidation of RMC's trading operations for ten months in 2005 compared to the full year in 2006.

     COMPREHENSIVE FINANCING RESULT

         Pursuant to Mexican FRS, the comprehensive financing result should measure the real cost (gain) of an entity's financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. Comprehensive financing income (expense) includes:

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

                                                       YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                         2005           2006
                                                     -----------    ------------
                                                             (in millions of
                                                             constant Pesos)
         Comprehensive financing result:
         Financial expense .........................   Ps (6,092)     (5,334)
         Financial income ..........................          455         494
         Results from valuation and
           liquidation of financial instruments ....        4,471       (148)
         Foreign exchange result....................        (912)         219
         Monetary position result...................        4,914       4,303
             Net comprehensive financing result.....     Ps 2,836       (466)


         Our net comprehensive financing result decreased substantially, from an income of Ps2,836 million in 2005 to an expense of Ps466 million in 2006. The components of the change are shown above. Our financial expense decreased approximately 12%, from Ps6,092 million in 2005, to Ps5,334 million in 2006. The decrease was primarily attributable to lower average levels of debt outstanding during 2006 compared to 2005. Our results from valuation and liquidation of financial instruments decreased significantly from a gain of Ps4,471 million in 2005 to a loss of Ps148 million in 2006, primarily attributable to significant valuation changes in our derivative financial instruments portfolio during 2006 compared to 2005 (discussed below). Our net foreign exchange result improved from a loss of Ps912 million in 2005 to a gain of Ps219 million in 2006, mainly due to lower debt denominated in foreign currencies. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) decreased approximately 13% from a gain of Ps4,914 million during 2005 to a gain of Ps4,303 million during 2006, mainly as a result of the decrease in the weighted average inflation index used in the monetary position result, combined with the decrease in our monetary liabilities in 2006 compared to 2005.

     DERIVATIVE FINANCIAL INSTRUMENTS

         For the years ended December 31, 2005 and 2006, our derivative financial instruments that have a potential impact on our comprehensive financing result consisted of equity forward contracts, foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross currency swaps and interest rate derivatives related to energy projects.

         For the year ended December 31, 2005, we recognized a gain of Ps4,471 million in the item "Results from valuation and liquidation of financial instruments," of which a net valuation gain of approximately Ps525 million was attributable to changes in the fair value of our equity forward contracts that hedge our stock option programs, net of the costs generated by such programs, a valuation gain of approximately Ps3,086 million was attributable to changes in the fair value of our foreign currency derivatives, a valuation gain of approximately Ps36 million was attributable to changes in the fair value of our marketable securities and a valuation gain of approximately Ps824 million was attributable to changes in the fair value of our interest rate derivatives. The estimated fair value gain of our foreign currency derivatives was primarily attributable to changes in the estimated fair value of the contracts we entered into in September 2004 that were designated as accounting hedges of the foreign exchange risk associated with our commitment to purchase the remaining outstanding shares of RMC following the necessary corporate and regulatory approvals at a fixed price in Pounds (representing a gain of approximately Ps1,538 million).

         For the year ended December 31, 2006, we recognized a loss of Ps148 million in the item "Results from valuation and liquidation of financial instruments," of which a net valuation gain of approximately Ps17 million was attributable to changes in the fair value of our equity forward contracts, a valuation loss of approximately Ps202 million was attributable to changes in the fair value of our foreign currency derivatives, a valuation loss of approximately Ps60 million was attributable to changes in the fair value of our interest rate derivatives and a valuation gain of approximately Ps97 million was attributable to changes in the fair value of our other derivative financial instruments, mainly marketable securities. The estimated fair value gain of our equity forward contracts was attributable to the increase, during 2006, in the market price of our listed securities (ADSs and CPOs) as compared to 2005. The estimated fair value loss of our foreign currency derivatives is primarily attributable to the devaluation of the Peso against the Dollar during 2006. The estimated fair value loss of our interest rate derivatives is primarily attributable to an increase in five-year interest rates.

     OTHER EXPENSES, NET

         Our other expenses, net decreased approximately 90% from Ps3,676 million in 2005 to Ps369 million in 2006 in constant Peso terms, primarily as a result of the partial write-off of the anti-dumping duty provision following the 2006 agreement entered into between the Mexican and U.S. governments that lowered the antidumping duties on Mexican cement imports into the United States and the approximately Ps963 million (approximately U.S.$90 million) net gain on the 2006 sale of Gresik's shares. See note 9A to our consolidated financial statements.

     INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

         Our effective tax rate was 17.0% in 2006 compared to 13.9% in 2005. The increase in the effective tax rate can be primarily explained as a result of higher tax rates in the jurisdictions of operations we acquired from RMC and higher taxable income in the United States and South American operations we owned prior to the RMC acquisition. This resulted in a higher current tax, increasing from Ps2,660 million (9.5%) in 2005 to Ps4,094 million (13.2%) in 2006. Our total tax expense, which primarily consists of income taxes and business assets tax, plus deferred taxes, increased from Ps3,885 million in 2005 to Ps5,254 million in 2006. Our deferred taxes decreased slightly from Ps1,225 million (4.4%) in 2005 to Ps1,160 million (3.8%) in 2006. Our average statutory income tax rate was 29% in 2006 and 30% in 2005.

         In connection with our employees' statutory profit sharing ("ESPS"), changes in the deferred ESPS liability during 2005 and 2006, in addition to the current ESPS effect, led to an income of Ps10 million during 2005 and an expense of Ps166 million during 2006. The change in 2006 was mainly driven by higher taxable income for profit sharing purposes in Mexico and Venezuela.

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

         For the reasons mentioned above, our consolidated net income (before deducting the portion allocable to minority interest) for 2006 increased approximately 7% from Ps25,088 million in 2005 to Ps26,873 million in 2006 in constant Peso terms. The consolidation of RMC's operations for an additional two months in 2006 compared to 2005 did not affect the increase in our consolidated net income during 2006 compared to 2005. As a percentage of net sales, consolidated net income remained flat at 14% in 2005 and 2006. The minority interest net income increased 87%, from Ps638 million in 2005 to Ps1,191 million in 2006, mainly as a result of a significant increase in the net income of the consolidated entities in which others have a minority interest. Majority interest net income increased by approximately 5% from Ps24,450 million in 2005 to Ps25,682 million in 2006 in constant Peso terms.

     YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

         OVERVIEW

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2005 compared to the year ended December 31, 2004 in our sales volumes and average prices for each of our geographic segments.


                                                                                EXPORT
                                                                                SALES       AVERAGE DOMESTIC PRICES
                                                      DOMESTIC SALES VOLUMES    VOLUMES      IN LOCAL CURRENCY(1)
                                                      ----------------------   --------     -----------------------
    GEOGRAPHIC SEGMENT                                 CEMENT    READY-MIX      CEMENT      CEMENT      READY-MIX
    ------------------                                -------    -----------   --------     ------      ---------
NORTH AMERICA
Mexico                                                   +1%       +15%           +54%         -2%          -3%
United States(2)                                         +6%       +177%          N/A         +18%          +25%
EUROPE
Spain(3)                                                 +4%       +57%           -40%         +6%          +5%
UK(4)                                                    N/A        N/A           N/A          N/A          N/A
Rest of Europe(5)                                        N/A        N/A           N/A          N/A          N/A
SOUTH/CENTRAL AMERICA AND THE CARIBBEAN(6)
Venezuela                                               +38%       +27%           -21%         +9%          +23%
Colombia                                                +33%       +17%           N/A         -42%          -14%
Rest of South/Central America and the Caribbean(7)       +5%       +49%           +34%         -3%          +4%
AFRICA AND THE MIDDLE EAST(8)
Egypt                                                   +23%       +41%           -53%        +13%          +18%
Rest of Africa and the Middle East(9)                    N/A        N/A           N/A          N/A          N/A
ASIA(10)
Philippines                                              -1%        N/A          +116%        +13%          N/A
Rest of Asia(11)                                         +9%        N/A           N/A          -1%          N/A


N/A = Not Applicable
(1) Represents the average change in domestic cement and ready-mix prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms based on total sales volumes in the region.
(2) Our cement and ready-mix concrete sales volumes and average prices in the United States for the year ended December 31, 2005 include the sales volumes and average prices of the cement and ready-mix concrete operations in the United States we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005, except that the sales volumes and average prices relating to the assets we contributed on July 1, 2005, and the assets we sold on September 1, 2005, to Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest, are included only for the periods from March 1, 2005 through July 1, 2005 and from March 1, 2005 through September 1, 2005, respectively.
(3) Our ready-mix concrete sales volumes and average prices in Spain for the year ended December 31, 2005 include the sales volumes and average prices of the joint venture ready-mix concrete operations in Spain we acquired as a result of the RMC acquisition, which operations we divested on December 22, 2005 in connection with the termination of the joint venture with Lafarge Asland through which such operations were conducted, for the period from March 1, 2005 through December 22, 2005.
(4) Our United Kingdom segment includes the operations in the United Kingdom we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(5) Our Rest of Europe segment includes the operations in Germany, France, Republic of Ireland, Czech Republic, Austria, Poland, Croatia, Hungary, Latvia and Denmark we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(6) Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 7 below; however, in above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(7) Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico and our trading activities in the Caribbean, as well as the operations in Jamaica and Argentina we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(8) Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 9 below; however, in the above table, our operations in Egypt are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(9) Our Rest of Africa and the Middle East segment includes the operations in the United Arab Emirates and Israel we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.

(10) Our Asia segment includes our operations in the Philippines and the operations listed in note 11 below; however, for in the above table, our operations in the Philippines are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(11) Our Rest of Asia segment includes our operations in Thailand, Bangladesh and other assets in the Asian region, as well as the operations in Malaysia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.

         On a consolidated basis, our cement sales volumes increased approximately 23%, from 65.8 million tons in 2004 to 80.6 million tons in 2005, and our ready-mix concrete sales volumes increased approximately 191%, from 23.9 million cubic meters in 2004 to 69.5 million cubic meters in 2005. Our net sales increased approximately 87% from Ps94,915 million in 2004 to Ps177,385 million in 2005, and our operating income increased approximately 33% from Ps21,567 million in 2004 to Ps28,791 million in 2005.

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


                                                                            NET SALES
                                              ---------------------------------------------------------------------
                                                              APPROXIMATE                      FOR THE YEAR ENDED
                                                               CURRENCY                            DECEMBER 31,
                                              VARIATIONS     FLUCTUATIONS,                   ----------------------
                                                 IN             NET OF       VARIATIONS IN
                                                LOCAL         INFLATION        CONSTANT
GEOGRAPHIC SEGMENT                            CURRENCY(1)      EFFECTS       MEXICAN PESOS      2005        2006
----------------------------------------      -----------    -------------    -------------   ---------     --------
                                                                                                (IN MILLIONS OF
                                                                                                CONSTANT MEXICAN
                                                                                                   PESOS AS OF
                                                                                                DECEMBER 31, 2006)
NORTH AMERICA                                                                                  --------------------
Mexico..................................         +0.7%            +7.4%         +8.1%          34,010        36,775
United States(2)........................        +105.4%           +0.5%        +105.9%         23,000        47,359
EUROPE
Spain(3)................................        +10.3%            -1.1%         +9.2%          16,070        17,550
United Kingdom(4).......................          N/A              N/A           N/A             N/A         17,769
Rest of Europe(5).......................          N/A              N/A           N/A             256         31,594
SOUTH/CENTRAL AMERICA AND THE CARIBBEAN
Venezuela...............................        +15.8%            +1.8%        +17.6%           4,080        4,795
Colombia................................        -16.7%           +18.4%         +1.7%           2,856        2,904
Rest of South / Central America
  and the Caribbean(6) .................        +11.7%           -13.9%         -2.2%           8,020        7,844
AFRICA AND MIDDLE EAST
Egypt...................................        +27.1%           +11.3%        +38.4%           2,211        3,059
Rest of Africa and the Middle East(7)...          N/A              N/A           N/A             N/A         3,250
ASIA
Philippines.............................        +18.3%            +7.8%        +26.1%           1,763        2,223
Rest of Asia(8).........................        +248.3%           -2.2%        +246.1%           321         1,111

Others(9)...............................        +40.0%            -0.8%        +39.2%          10,965        15,265
                                                                               +84.9%          103,552      191,498
Eliminations from consolidation.........                                                       (8,637)      (14,113)
CONSOLIDATED NET SALES..................                                       +86.9%          94,915       177,385



                                                                       OPERATING INCOME
                                              ---------------------------------------------------------------------
                                                              APPROXIMATE                      FOR THE YEAR ENDED
                                                               CURRENCY                            DECEMBER 31,
                                              VARIATIONS     FLUCTUATIONS,                   ----------------------
                                                 IN             NET OF       VARIATIONS IN
                                                LOCAL         INFLATION        CONSTANT
GEOGRAPHIC SEGMENT                            CURRENCY(1)      EFFECTS       MEXICAN PESOS      2005          2006
----------------------------------------      -----------    -------------    -------------   ---------     --------
                                                                                                (IN MILLIONS OF
                                                                                                CONSTANT MEXICAN
                                                                                                   PESOS AS OF
                                                                                                DECEMBER 31, 2006)
NORTH AMERICA                                                                                  --------------------
Mexico..................................          -14.6%          +6.3%          -8.3%          12,763        11,702
United States(2)........................          +156.7%         +0.7%         +157.4%          3,026         7,790
EUROPE
Spain(3)................................          +16.8%         -10.2%          +6.6%           3,905         4,164
United Kingdom(4).......................            N/A            N/A            N/A              N/A           618
Rest of Europe(5).......................            N/A            N/A            N/A              (45)        1,969
SOUTH/CENTRAL AMERICA AND THE CARIBBEAN(6)
Venezuela...............................          +20.7%          +1.8%         +22.5%           1,274         1,561
Colombia................................          -73.5%          +3.8%         -69.7%           1,302           394
Rest of South/Central America
   and the Caribbean(7) ................          -53.7%          -5.6%         -59.3%           1,837          747
AFRICA AND MIDDLE EAST(8)
Egypt...................................          +56.6%         +13.9%         +70.5%             668         1,139
Rest of Africa and the Middle East(9)...            N/A            N/A            N/A              N/A           109
ASIA(10)
Philippines.............................          +41.7%          +9.5%         +51.2%             315           476
Rest of Asia(11)........................          -146.6%         +0.3%         -146.3%             41           (19)

Others(12)..............................          +46.9%          +0.3%         +47.2%          (3,519)       (1,859)
CONSOLIDATED OPERATING INCOME...........                                        +33.5%          21,567        28,791


N/A = Not Applicable
(1) For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2) Our net sales and operating income in the United States for the year ended December 31, 2005 include the results of the cement and ready-mix concrete operations in the United States we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005, except that the results of the assets we contributed on July 1, 2005, and the assets we sold on September 1, 2005, to Ready Mix USA, LLC, an entity in which Ready Mix USA owns a 50.01% interest and we own a 49.99% interest, are included only for the periods from March 1, 2005 through July 1, 2005 and from March 1, 2005 through September 1, 2005, respectively.
(3) Our net sales and operating income in Spain for the year ended December 31, 2005 include the proportionally consolidated results of the joint venture ready-mix concrete operations in Spain we acquired as a result of the RMC acquisition, which operations we divested on December 22, 2005 in connection with the termination of the joint venture with Lafarge Asland through which such operations were conducted, for the period from March 1, 2005 through December 22, 2005.
(4) Our United Kingdom segment includes the operations in the United Kingdom we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(5) Our Rest of Europe segment includes the operations in Germany, France, Republic of Ireland, Czech Republic, Austria, Poland, Croatia, Hungary and Latvia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005, the operations in Denmark we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005 and for the period from January 1, 2006 to March 2, 2006, and the Italian operations we owned prior to the RMC acquisition..
(6) Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 7 below; however, in the above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(7) Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico and our trading activities in the Caribbean, as well as the operations in Jamaica and Argentina we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(8) Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 9 below; however, in the above table, our operations in Egypt are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.
(9) Our Rest of Africa and the Middle East segment includes the operations in the United Arab Emirates and Israel we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(10) Our Asia segment includes our operations in the Philippines and the operations listed in note 11 below; however, for in the above table, our operations in the Philippines are presented separately from our other operations in the segment for purposes of comparison with our 2004 presentation of our operations in the region.

(11) Our Rest of Asia segment includes our operations in Thailand, Bangladesh and other assets in the Asian region, as well as the operations in Malaysia we acquired as a result of the RMC acquisition for the ten-month period ended December 31, 2005.
(12) Our Others segment includes our worldwide trade maritime operations, our information solutions company and other minor subsidiaries.

     NET SALES

         Our net sales increased approximately 87% from Ps94,915 million in 2004 to Ps177,385 million in 2005 in constant Peso terms. The increase in net sales was primarily attributable to the consolidation of RMC's operations for ten months in 2005 and higher sales volumes and prices in our operations in most of our markets, which were partially offset by lower domestic cement prices in South America, Central America and the Caribbean and by our divestiture in March 2005 of two cement plants and other assets in the United States, and our contribution in July 2005 and sale in September 2005 of ready-mix concrete, aggregates and concrete block assets in the United States to an entity in which we own a 49.99% interest. Excluding the effect of the consolidation of RMC's operations, our net sales increased approximately 6% during 2005 compared to 2004. Of our consolidated net sales in 2004 and 2005, approximately 71% and 70%, respectively, were derived from sales of cement, approximately 24% and 26%, respectively, from sales of ready-mix concrete and approximately 5% and 4%, respectively, from sales of other construction materials, including aggregates, and services.

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

         United States

         Our U.S. operations' cement sales volumes, which include cement purchased from our other operations, increased approximately 6% in 2005 compared to 2004, and ready-mix concrete sales volumes increased approximately 177% during the same period. The increases in sales volumes resulted primarily from the consolidation of RMC's U.S. operations for ten months in 2005 (representing approximately 7% of our U.S. cement sales volumes and approximately 60% of our U.S. ready-mix concrete sales volumes), as well as increased demand in the public sector, particularly in streets and highway construction, increased demand in the residential sector and the industrial-and-commercial sector, which were partially offset by our divestiture in March 2005 of two cement plants and other assets in the Great Lakes region, and our contributions in July 2005 and sale in September 2005 of ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, an entity in which we own a 49.99% interest. Our U.S. operations' average sales price of cement increased approximately 18% in Dollar terms in 2005 compared to 2004, and the average sales price of ready-mix concrete increased approximately 25% in Dollar terms over the same period. The increases in average prices were primarily due to continued strength in demand for, and limited supply of, cement and ready-mix concrete. For the year ended December 31, 2005, sales of ready-mix concrete in the United States represented approximately 46% of our U.S. operations' net sales.

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

         United Kingdom

         Our United Kingdom operations consist of the United Kingdom operations we acquired from RMC, which are consolidated in our results of operations for ten months in 2005. Cement sales volumes in these United Kingdom operations decreased approximately 2% in 2005 compared to 2004, and ready-mix concrete sales volumes decreased approximately 1% during the same period. The decreases in sales volumes were primarily due to slower than expected growth in the U.K. economy resulting in decreased construction activity in the repair, maintenance and improvement sector and the public-works sector, which were partially offset by moderate increases in demand in the residential sector and the industrial sector. Our United Kingdom operations' net sales for the ten-month period ended December 31, 2005 represented approximately 9% of our net sales in constant Peso terms, before eliminations resulting from consolidation, for 2005.

         Rest of Europe

         Our operations in our Rest of Europe segment in 2005 consisted of the operations we acquired from RMC in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden, which are consolidated in our results of operations for ten months in 2005, and the Italian operations we owned prior to the RMC acquisition. Our Rest of Europe operations' net sales for the ten-month period ended December 31, 2005 represented approximately 16% our net sales in constant Peso terms, before eliminations resulting from consolidation, for 2005, and our Rest of Europe operations' operating income for the ten-month period ended December 31, 2005 represented approximately 7% of our consolidated operating income, in constant Peso terms, for 2005. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

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

         Others

         Our Others segment includes our worldwide cement, clinker and slag trading operations, our information solutions company and other minor subsidiaries. Net sales in our Others segment increased approximately 39% in 2005 compared to 2004 in constant Peso terms, primarily as a result of a 74% increase in our trading operations' net sales in 2005 compared to 2004 due to increased trading activity resulting from the consolidation of RMC's trading operations for ten months in 2005. For the year ended December 31, 2005, our trading operations' net sales represented approximately 69% of our Others segment's net sales.

     COST OF SALES

         Our cost of sales, including depreciation, increased approximately 101% from Ps53,417 million in 2004 to Ps107,341 million in 2005 in constant Peso terms, primarily due to the consolidation of RMC's operations for ten months during 2005. Excluding the effect of the consolidation of RMC's operations, our cost of sales, including depreciation, increased approximately 7% during the same period, primarily as a result of higher energy costs. As a percentage of net sales, cost of sales increased from 56% in 2004 to 61% in 2005 (57%, excluding the effect of the consolidation of RMC).

     GROSS PROFIT

         Our gross profit increased approximately 69% from Ps41,498 million in 2004 to Ps70,044 million in 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC's operations, our gross profit increased approximately 4% during the same period. Our gross margin decreased from 44% in 2004 to 40% in 2005, primarily due to higher energy costs and the consolidation of RMC's operations for ten months during 2005, which resulted in a change in our product mix as we had a higher percentage of sales of ready-mix concrete, aggregates and other products having a higher cost of sales and a lower profit margin as compared to cement. Excluding the effect of the consolidation of RMC's operations, our gross margin decreased to 43% due to higher energy costs partially offset by higher sales volumes and average sales prices in most of our markets. The increase in our gross profit is primarily attributable to the 87% increase in our net sales in 2005 compared to 2004 (6%, excluding the effect of the consolidation of RMC), partially offset by the 101% increase in our cost of sales in 2005 compared to 2004 (7%, excluding the effect of the consolidation of RMC).

     OPERATING EXPENSES

         Our operating expenses increased approximately 107% from Ps19,931 million in 2004 to Ps41,253 million in 2005 in constant Peso terms, primarily due to the consolidation of RMC's operations for ten months during 2005. Excluding the effect of the consolidation of RMC's operations, our operating expenses increased approximately 1% during the same period, primarily as a result of increased transportation costs due to higher worldwide energy costs, which were partially offset by our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses. As a percentage of net sales, our operating expenses increased from 21% in 2004 to 23% in 2005 (remained flat, excluding the effect of the consolidation of RMC).

     OPERATING INCOME

         For the reasons mentioned above, our operating income increased approximately 34% from Ps21,567 million in 2004 to Ps28,791 million in 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC's operations, our operating income increased approximately 6% as compared to 2004. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

         Mexico

         Our Mexican operations' operating income decreased approximately 8% from Ps12,763 million in 2004 to Ps11,702 million in 2005 in constant Peso terms. The decrease in operating income was primarily due to decreases in the average prices of domestic cement and ready-mix concrete and higher energy costs. The price decreases and higher costs were partially offset by increases in domestic cement and ready-mix concrete sales volumes and cement export volumes.

         United States

         Our U.S. operations' operating income increased approximately 157% from Ps3,026 million in 2004 to Ps7,790 million in 2005 in constant Peso terms. The increase in operating income resulted primarily from the consolidation of RMC's U.S. operations for ten months in 2005 (representing approximately 28% of our U.S. operations' operating income) and increases in domestic cement and ready-mix concrete sales volumes and average prices. These increases were partially offset by higher energy and material costs, the divestiture of assets in March 2005 and the contribution in July 2005 and sale in September 2005 of assets to Ready Mix USA, LLC, as described above under "Net Sales -- United States," and the depreciation of the Dollar against the Peso.

         Spain

         Our Spanish operations' operating income increased approximately 7% from Ps3,905 million in 2004 to Ps4,164 million in 2005 in constant Peso terms. The increase in operating income resulted primarily from the proportional consolidation of RMC's Spanish joint venture operations for nearly ten months in 2005 (representing approximately 4% of our Spanish operations' operating income) and increases in domestic cement and ready-mix concrete sales volumes and average prices. These increases were partially offset by a decline in cement export volumes, higher energy costs and the depreciation of the Euro against the Peso and the Dollar.

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

         Rest of Europe

         Our operations in our Rest of Europe segment in 2005 consisted of our Italian operations we owned prior to the RMC acquisition, and the operations we acquired from RMC in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden, which are consolidated in our results of operations for ten months in 2005, and the Italian operations we owned prior to the RMC acquisition. Our Rest of Europe operations' operating income for the ten-month period ended December 31, 2005 represented approximately 7% of our consolidated operating income, in constant Peso terms, for 2005.

         South America, Central America and the Caribbean

         Our South America, Central America and the Caribbean operations' operating income decreased approximately 39% from Ps4,413 million in 2004 to Ps2,702 million in 2005 in constant Peso terms. The decrease in operating income was primarily attributable to the decrease in the average domestic sales prices of cement in Colombia, the decline in Venezuelan cement export volumes and higher energy costs. The cement price and export volume decreases and higher costs were partially offset by increases in domestic cement and ready-mix concrete sales volumes and the average price of ready-mix concrete.

         Africa and the Middle East

         Our Africa and the Middle East operations' operating income increased approximately 87% from Ps668 million in 2004 to Ps1,248 million in 2005 in constant Peso terms. The increase in operating income resulted primarily from the consolidation of RMC's UAE and Israeli operations for ten months in 2005 (representing approximately 9% of our operating income in the region) and increases in cement sales volumes and the average domestic sales price of cement in Egypt. These increases were partially offset by a decline in cement export volumes and higher energy costs.

         Asia

         Our Asian operations' operating income increased approximately 45% from Ps356 million in 2004 to Ps460 million in 2005 in constant Peso terms. The increase in operating income resulted primarily from increases in cement export volumes and the average domestic sales price of cement in the region. These increases were partially offset by higher energy costs.

         Others

         Operating income (loss) in our Others segment improved approximately 47% from a loss of Ps3,519 million in 2004 to a loss of Ps1,859 million in 2005 in constant Peso terms. The improvement in operating loss was primarily attributable to a 37.6% increase in our trading operations' operating income in 2005 compared to 2004 due to increased trading activity resulting from the consolidation of RMC's trading operations for ten months in 2005, and a 16.3% improvement in our information solutions company's operating loss in 2005 compared to 2004.

     COMPREHENSIVE FINANCING RESULT

         Pursuant to Mexican FRS, the comprehensive financing result should measure the real cost (gain) of an entity's financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. For presentation purposes, comprehensive financing result includes: o financial or interest expense on borrowed funds;

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


                                                                      YEAR ENDED DECEMBER 31,
                                                                      2004                2005
                                                                (in millions of constant Pesos as of
                                                                         December 31, 2006)
             Comprehensive financing result:
             Financial expense ...............................    Ps (4,336)         Ps (6,092)
             Financial income ................................           273                455
             Results from valuation and liquidation
                  of financial instruments ...................         1,395              4,471
             Foreign exchange result .........................         (275)              (912)
             Monetary position result ........................         4,495              4,914
                                                                  ----------          ---------

             Net comprehensive financing result...............      Ps 1,552           Ps 2,836
                                                                  ==========          =========


         Our net comprehensive financing result increased approximately 82% f Ps1,552 million in 2004 to Ps2,836 million in 2005 (Ps3,430 million, excluding the effect of the consolidation of RMC). The components of the change are shown above. Our financial expense was Ps6,092 million for 2005, an increase of approximately 41% from Ps4,336 million in 2004. The increase was primarily attributable to higher average levels of debt outstanding during 2005 compared to 2004 as a result of borrowings related to the RMC acquisition. Our financial income increased approximately 67% from Ps273 million in 2004 to Ps455 million in 2005 as a result of increases in interest rates. Our results from valuation and liquidation of financial instruments improved significantly from a gain of Ps1,395 million in 2004 to a gain of Ps4,471 million in 2005, primarily attributable to significant valuation improvements from our derivative financial instruments portfolio (discussed below) during 2005. Our net foreign exchange results declined from a loss of Ps275 million in 2004 to a loss of Ps912 million in 2005, mainly due to the depreciation of the Euro against the Dollar. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) increased from Ps4,495 million during 2004 to Ps4,914 million during

2005, as a result of an increase in the weighted average inflation index used in the determination of the monetary position result in 2005 compared to 2004.

     DERIVATIVE FINANCIAL INSTRUMENTS

         For the years ended December 31, 2004 and 2005, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts entered into to hedge our obligations under our executive stock option programs, foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross currency swaps and interest rate derivatives related to energy projects. We recognized a gain of Ps4,471 million in 2005 in the item "Results from valuation and liquidation of financial instruments," of which a net valuation gain of approximately Ps526 million was attributable to changes in the fair value of our equity forward contracts that hedge our stock option programs, net of the costs generated by such programs, a valuation gain of approximately Ps3,086 million was attributable to changes in the fair value of our foreign currency derivatives, a valuation gain of approximately Ps36 million was attributable to changes in the fair value of our marketable securities and a valuation gain of approximately Ps823 million was attributable to changes in the fair value of our interest rate derivatives. The estimated fair value gain of our equity forward contracts and the costs associated with the stock options both were attributable to the increase, during 2005, in the market price of our listed securities (ADSs and CPOs) as compared to 2004. The estimated fair value gain of our foreign currency derivatives was primarily attributable to changes in the estimated fair value of the contracts we entered into in September 2004 that were designated as accounting hedges of the foreign exchange risk associated with our commitment to purchase the remaining outstanding shares of RMC following the necessary corporate and regulatory approvals at a fixed price in Pounds (representing a gain of approximately Ps1,537 million), and changes in the estimated fair value of our cross currency swap contracts relating to our debt portfolio (representing a gain of approximately Ps1,550 million). The estimated fair value gain of our interest rate derivatives was primarily attributable to an increase in five-year interest rates.

     OTHER EXPENSES, NET

         Our other expenses, net decreased approximately 35% from Ps5,635 million in 2004 to Ps3,676 million in 2005 in constant Peso terms, primarily as a result of new accounting pronouncements under Mexican FRS, effective as of January 1, 2005, pursuant to which the amortization of goodwill was eliminated, although goodwill remains subject to periodic impairment evaluations, which was partially offset by a one-time charge of Ps1,064 million related to the change in pension fund plans from defined benefit to defined contribution. The decrease was also due to the sale of our 11.9% interest in Cementos Bio Bio, S.A. in April 2005, which resulted in a net profit of approximately U.S.$19.5 million (Ps226 million), partially offset by the sale of our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region in March 2005, which resulted in a net loss of approximately U.S.$10.5 million (Ps122 million). Excluding the effect of the consolidation of RMC's operations, our other expenses, net decreased approximately 50% during the same period.

     INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

         Our effective tax rate was 13.9% in 2005 compared to 12.2% in 2004. Our tax expense, which primarily consisted of income taxes, increased from Ps2,137 million in 2004 to Ps3,885 million in 2005. The increase was attributable to higher taxable income in 2005 as compared to 2004. Our average statutory income tax rate was approximately 30% in 2005 and approximately 33% in 2004.

         In connection with our ESPS, changes in the deferred ESPS liability during 2004 and 2005, in addition to the current ESPS effect, led to an expense of Ps346 million during 2004 and an income of Ps10 million during 2005. The change in 2005 was mainly driven by lower taxable income for profit sharing purposes in Mexico and Venezuela.

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

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2005 increased approximately 62% from Ps15,468 million in 2004 to Ps25,088 million in 2005 in constant Peso terms. Excluding the effect of the consolidation of RMC's operations, our consolidated net income (before deducting the portion allocable to minority interest) increased approximately 37% during the same period. The percentage of our consolidated net income allocable to minority interests increased from 1.6% in 2004 to 2.5% in 2005 (2.0%, excluding the effect of the consolidation of RMC), as a result of our contributions in July 2005 and sale in September 2005 of ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, an entity in which we own a 49.99% interest. Majority interest net income increased by approximately 61% from Ps15,224 million in 2004 to Ps24,450 million in 2005 in constant Peso terms, mainly as a result of our increase in net sales, our valuation gains on derivative financial instruments, and the decrease in other expenses, net, partially offset by higher financial expenses and income taxes. Excluding the effect of the consolidation of RMC's operations, our majority interest net income increased by approximately 37% during the same period. As a percentage of net sales, majority interest net income decreased from 16% in 2004 to 14% in 2005. Excluding the effect of the consolidation of RMC's operations, as a percentage of net sales, majority interest net income increased from 16% in 2004 to 21% in 2005.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

         We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short-term and long-term. Although cash flow from our operations has historically overall met our liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, we also rely on cost-cutting and continual operating improvements to optimize capacity utilization and maximize profitability as well as to offset the risks associated with having worldwide operations. Our consolidated net resources provided by operating activities were Ps25.7 billion in 2004, Ps39.9 billion in 2005, and Ps44.1 billion in 2006. See our Statement of Changes in the Financial Position included elsewhere in this annual report.

OUR INDEBTEDNESS

         As of December 31, 2006, we had approximately U.S.$7.5 billion (Ps81.4 billion) of total debt, of which approximately 17% was short-term and 83% was long-term. Approximately 5% of our long-term debt at December 31, 2006, or U.S.$0.3 billion (Ps3.4 billion), is to be paid in 2007, unless extended. As of December 31, 2006, before giving effect to our cross currency swap arrangements discussed elsewhere in this annual report, 33% of our consolidated debt was Dollar-denominated, 30% was Euro-denominated, 30% was Peso-denominated, 6% was Yen-denominated, 1% was Pound-denominated, and immaterial amounts were denominated in other currencies. The weighted average interest rates paid by us in 2006 in our main currencies were 5.0% on our Dollar-denominated debt, 3.8% on our Euro-denominated debt, 1.2% on our Yen-denominated debt and 5.0% on our Pound-denominated debt. The foregoing debt information does not include the perpetual instruments issued by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited in December 2006 described below.

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

         Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital investment programs. CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., two of our principal Mexican subsidiaries, have provided guarantees of our indebtedness in the amount of approximately U.S.$3,725 million (Ps40,230 million), as of December 31, 2006. See Item 3 -- "Key Information -- Risk Factors -- Our ability to pay dividends and repay debt depends on our subsidiaries' ability to transfer income and dividends to us," and Item 3 -- "Key Information -- Risk Factors -- We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities," and note 24(s) to our consolidated financial statements included elsewhere in this annual report.

         Some of the debt instruments in respect of our and our subsidiaries' indebtedness contain various covenants, which, among other things, require us and them to maintain specific financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in our interest. From time to time, we have sought and obtained waivers and amendments to some of our and our subsidiaries' debt agreements, principally in connection with acquisitions. In connection with our financing of the Rinker acquisition, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Such waivers are typically requested and granted for limited periods, after which either a further waiver is requested or compliance makes a further waiver unnecessary. In the case of the Rinker acquisition, we have obtained financial ratio covenants waivers through December 31, 2007, and we expect to take such actions as may be necessary to enable us to satisfy such financial covenants by such date. Our failure to obtain any required waivers may result in the acceleration of the affected indebtedness and could trigger our obligations to make payments of principal, interest and other amounts under our other indebtedness, which could have a material adverse effect on our financial condition. We believe that we have good relations with our lenders and the lenders to our subsidiaries, and nothing has come to our attention that would lead us to believe that any future waivers, if required, would not be forthcoming. However, we cannot assure you that future waivers would be forthcoming, if requested. As of December 31, 2006, we were in compliance with all the financial covenants in our own and our subsidiaries' debt instruments.

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

         As of December 31, 2006, the financing agreements entered by us and our subsidiaries do not include covenants or agreements that by their specific terms restrict the transfer of funds from our subsidiaries to us in the form of dividends, loans or advances. However, the financing agreements include some restrictive covenants that would be considered transfer restrictions under Rule 4-08(e)(3) of Regulation S-X. These restrictive covenants are as follows:

         o A restriction on asset dispositions that limits the use of proceeds of funds obtained from assets sales. The restriction requires us to reinvest such proceeds in cement-related assets or repay senior debt. As of December 31, 2006, we had senior debt in subsidiaries of approximately U.S.$4,394 million (equivalent to approximately 29% of our consolidated net assets); and

         o A financial covenant limiting the amount of total debt maintained in New Sunward Holdings (a Dutch holding company subsidiary) relative to the stockholder's equity of CEMEX Espana (our operating company in Spain and the direct parent of New Sunward Holdings) to be not higher than 0.35 times. As of December 31, 2006, New Sunward Holdings had outstanding debt of approximately
              (euro)1,546 million (U.S.$2,042 million).

         In light of these restrictions, as of December 31, 2006, we had more than 25% of our consolidated net assets subject to restrictions under Rule 4-08(e)(3) of Regulation S-X, and as a result we have included the required
Schedule 1 (parent company-only financial statements) elsewhere in this annual report.

         As of December 31, 2006, after the completion of our acquisition of RMC and the refinancing of the acquisition credit facilities, we had approximately U.S.$7.5 billion of total outstanding debt, including debt assumed from RMC. Our financing activities through December 31, 2005 are described in our previous annual reports on Form 20-F. The following is a description of our financings in 2006.

         o On November 30, 2000, RMC and several institutional purchasers entered in a Note Purchase Agreement in connection with a private placement by RMC. Pursuant to this agreement, RMC issued U.S.$120 million aggregate principal amount of 8.40% Senior Notes due 2010, U.S.$90 million aggregate principal amount of 8.50% Senior Notes due 2012 and U.S.$45 million aggregate principal amount of 8.72% Senior Notes due 2020. On March 31, 2006, we issued a prepayment notice to the holders of the 8.40% Series A Senior Notes due 2010, 8.50% Series B Senior Notes due 2012, and 8.72% Series C Senior Notes due 2020 issued by RMC on November 30, 2000 for a then aggregate principal amount of U.S.$255 million. At the same time, we issued a prepayment notice to the holders of other outstanding notes originally issued by RMC in private placements for an aggregate principal amount of U.S.$122 million. These prepayments, which amounted to a total of approximately U.S.$377 million, were made on May 5, 2006. With this transaction we completed the refinancing process of the debt incurred in connection with the RMC acquisition.

         o On March 17, 2006, we issued two tranches in Mexico under our Medium-Term Promissory Notes Program (Certificados Bursatiles). The first tranche of notes was issued in a principal amount of Ps1,750 million with a maturity of five years at an interest rate equal to the 91- day Mexican treasury rate (CETES) plus 60 basis points. The second tranche of notes was issued in a principal amount of Ps750 million with a maturity of five years at a fixed interest rate of 8.7%. Both tranches were swapped to Dollars at floating rates of close to 6-month LIBOR.

         o During the second quarter of 2006, under our Medium-Term Promissory Notes Program, we issued notes in a principal amount of Ps1.5 billion with a maturity of five years at an interest rate equal to the 91-day Mexican treasury rate (CETES) plus 53 basis points. We also issued various short-term notes under our Short-Term Promissory Notes Program (Certificados Bursatiles de Corto Plazo). We also entered into currency swaps to swap Peso obligations under the notes to Dollars at rates lower than LIBOR.

         o During the third quarter of 2006, we issued additional notes under our Medium-Term Promissory Notes Program in a principal amount of Ps2.5 billion with a maturity of five years at an interest rate equal to the 91-day Mexican treasury rate (CETES) plus 46 basis points, which issuance was reopened with the same terms and conditions in October 2006 for an additional Ps.1.5 billion. We also issued various short-term notes under our Short-Term Promissory Notes Program, having an outstanding amount of Ps1.4 billion at the end of the quarter. We also entered into currency swaps to swap Peso obligations under the notes to U.S. dollars at an average LIBO rate plus 7 basis points.

         o During the fourth quarter of 2006, we issued additional notes under our Medium-Term Promissory Notes Program. On October 13, 2006, we issued notes in a principal amount of Ps1.5 billion with a maturity of approximately five years at an interest rate equal to the 91-day Mexican treasury rate (CETES) plus 46 basis points, and on December 15, 2006, we issued notes in a principal amount of Ps2.95 billion with a maturity of approximately five years at an interest rate equal to the 91-day TIIE rate plus 9 basis points. Both series of notes issued were swapped to Dollars at a weighted-average rate of LIBOR plus 3 basis points.

         For a description of the perpetual debentures issued by C5 Capital
(SPV) Limited and C10 Capital (SPV) Limited, see "-- Our Minority Interest Arrangements."

         Funding for the Rinker acquisition is sourced from a combination of up to U.S.$1,700 million in cash and cash equivalents, as well as drawdowns under the following unsecured loan facilities, or the Loan Facilities:

         (a) a U.S.$6 billion acquisition facility, dated as of December 6, 2006, or the Acquisition Facility, arranged by CEMEX Espana, as borrower, with Citigroup Global Markets Limited, The Royal Bank of Scotland plc and Banco Bilbao Vizcaya Argentaria, S.A., as arrangers, comprising:

         (i)    a U.S.$3 billion 36-month term loan facility; and

         (ii)   a U.S.$3 billion 60-month term loan facility;

         for each facility, the interest rate is the aggregate of: (a) the applicable LIBO rate, (b) a margin, calculated on the basis of net borrowings to adjusted EBITDA, and (c) certain mandatory costs. The margin of the 364-day facility is increased if this facility is extended. A U.S.$3 billion 364-day revolving credit facility, with two term-out options of 180 days each, was canceled on June 19, 2007, effective as of June 22, 2007;

         (b) a U.S.$1.2 billion committed acquisition facility, dated as of October 24, 2006, or the Newly Committed Facility, arranged by CEMEX, S.A.B. de C.V., as borrower, with BBVA Bancomer, S.A., which is currently available for drawdowns and matures 12 months from the date of the initial drawing (unless extended). The Newly Committed Facility comprises a bridge loan and a back stop or stand-by loan and is guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The interest rates are as follows: (a) for Mexican peso loans, the applicable domestic rate known as Tasa de Interes Interbancaria de Equilibrio plus the applicable margin (which is based on the date of funding) and (b) for Dollar loans, the applicable LIBO rate plus the applicable margin (which is based on the date of funding);

         (c) an existing committed revolving credit facility, dated May 31, 2005, and amended on June 19, 2006, November 11, 2006 and May 9, 2007, or the U.S.$1.2 billion Existing Committed Facility, arranged by CEMEX, S.A.B. de C.V., as borrower, with the lenders referred to in such facility including Barclays Bank PLC and Citigroup Global Markets Inc. The interest rates under this facility are as follows: (a) for LIBO rate loans, the applicable LIBO rate plus any mandatory costs and (b) for EURIBO rate loans, the applicable EURIBO rate plus any mandatory costs. All such interest rates are increased by the applicable margin, which is calculated on the basis of CEMEX, S.A.B. de C.V.'s net debt/EBITDA ratio. An aggregate amount of at least U.S.$1.2 billion is available for drawdown as at the date of this annual report.

         (d) an existing committed revolving loan facility, dated September 24, 2004 (as amended and restated), or the CEMEX Espana Facility, arranged by CEMEX Espana, as borrower, with the lenders referred to in such facility including Banco Bilbao Vizcaya Argentaria S.A., Banco Santander Central Hispano, S.A., Calyon Corporate and Investment Bank and Citigroup Global Markets Limited. The interest rates under this facility are as follows: (a) for LIBO rate loans, the applicable LIBO rate plus any mandatory costs and (b) for EURIBO rate loans, the applicable EURIBO rate plus any mandatory costs. All such interest rates are increased by the applicable margin, which is calculated on the basis of CEMEX, S.A.B. de C.V.'s net debt/EBITDA ratio. An aggregate amount of at least U.S.$2.1 billion is available for drawdown as at the date of this annual report.

         (e) an existing revolving credit facility arranged by CEMEX, S.A.B. de C.V., as borrower, and guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico, originally dated as of June 23, 2004. This revolving credit facility was amended and restated on June 6, 2005, the total facility was reduced to U.S.$700 million and extended for a new four-year period. On June 21, 2006, December 1, 2006 and May 9, 2007, the revolving credit facility was further amended. An aggregate amount of U.S.$700 million is available for drawdown as at the date of this annual report.

         (f) a new U.S.$1.5 billion committed facility, to be arranged by CEMEX Espana, S.A., as borrower, with The Royal Bank of Scotland plc. as lender, which is subject to the satisfaction of certain customary conditions. This committed facility will be a 364-day term loan facility with an option for the borrower to extend for 180 days.

         Rinker's reported debt as of March 31, 2007, based on information submitted by Rinker to the Australian Securities Exchange, was approximately U.S.$1.1 billion. The following is a description of Rinker's material debt instruments as of March 31, 2006:

         o a U.S. commercial paper program, with Rinker Materials as borrower. The program has no maturity and allows for a maximum of U.S.$1 billion of notes to be issued and outstanding at any one time. The notes have maturities up to 365 days (366 days in a leap year) from the date of issuance;

         o    revolving cash advance credit facilities of U.S.$1,177.5 million;

         o a private placement of U.S.$200 million in senior notes, in two series of U.S.$100 million each, maturing on August 8, 2010 and December 1, 2010; and

         o U.S.$149.9 million in bonds, paying annual interest of 7.70% and due on July 21, 2025.

OUR EQUITY FORWARD ARRANGEMENTS

         As of December 31, 2004, we had forward contracts covering a total of 30,644,267 ADSs with different maturities until October 2006 and an aggregate notional amount of U.S.$1,112 million. These forward contracts were entered into to hedge the future exercise of the options granted under our executive stock option programs. As of December 31, 2004, the estimated fair value of these contracts was a gain of approximately U.S.$45 million (Ps524 million). In October 2005, in connection with a non-dilutive equity offering of all the shares underlying those forward contracts, we agreed with the forward banks to settle those forward contracts for cash. This transaction did not increase the number of shares outstanding. From the offering proceeds of approximately U.S.$1.5 billion, after expenses, approximately U.S.$1.3 billion was used to settle our obligations under those forward contracts.

         For the year ended December 31, 2005, considering the results of the secondary offering, as well as those of the forward contracts initiated and settled during the year to hedge the exercises of options under the stock option programs, we recognized in the income statement a gain of approximately U.S.$422 million (Ps4,886 million), which offset the expenses generated by the stock option programs. See note 12D to our consolidated financial statements included elsewhere in this annual report.

         On December 20, 2006, we sold in the Mexican market 50 million CPOs that we held in treasury for approximately Ps1,781 million to a financial institution. On the same date, we negotiated a forward contract for the same number of CPOs with maturity in December 2009. The notional amount of the contract as of December 31, 2006 was approximately U.S.$171 million (Ps1,847 million). This equity forward contract provides for net cash settlement at its maturity. See note 12D to our consolidated financial statements included elsewhere in this annual report. As of March 31, 2007, we had settled in cash approximately 37.7 million CPOs covered by this agreement.

OUR MINORITY INTEREST ARRANGEMENTS

         As of December 31, 2006, minority interest stockholders' equity includes U.S.$1,250 million (Ps13,500 million) aggregate principal amount of the perpetual debentures referred to below, which were issued by consolidated entities. For accounting purposes, these debentures represent equity instruments.

         On December 18, 2006, by means of two special purpose vehicles, or SPVs, we issued perpetual debentures for an aggregate amount of U.S.$1,250 million (Ps13,500 million). These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. The first SPV, C5 Capital (SPV) Limited, issued debentures for a principal amount of U.S.$350 million bearing a fixed annual interest rate of 6.196% from their issuance date to December 31, 2011, and thereafter an annual interest rate equal to the 3-month Dollar LIBO Rate plus 4.277%, reset quarterly, payable quarterly in arrears beginning March 31, 2012. These debentures include an option that allows C5 Capital (SPV) Limited to redeem the debentures at par (including all accrued and unpaid interest) on and after December 31, 2011. The second SPV, C10 Capital
(SPV) Limited, issued debentures for a principal amount of U.S.$900 million bearing an annual interest rate of 6.722% from their issuance date to

December 31, 2016, and thereafter an annual interest rate equal to the 3-month Dollar LIBO Rate plus 4.710%, reset quarterly, payable quarterly in arrears beginning March 31, 2017. These debentures include an option that allows C10 Capital (SPV) Limited to redeem the debentures at par (including all accrued and unpaid interest) on and after December 31, 2016. The interest rate on both debentures may be increased upon the occurrence of certain change of control events. Interest otherwise due on both debentures on any payment date may be deferred indefinitely by the issuers. There is no limit on the amount of interest that may be deferred, and no requirement that deferred interest be paid at any time prior to the redemption or repayment of the debentures. Deferred amounts will accumulate but will not bear interest. The weighted cost to CEMEX in Dollars for these perpetual debentures for the first two years has been fixed at 2.85% and 4.27% for year one and year two, respectively.

         The two SPVs, which were established solely for purposes of issuing the perpetual debentures, are included in our consolidated financial statements. Based on their characteristics, the debentures qualify for accounting purposes as equity instruments and are classified within minority interest as they were issued by consolidated entities. The treatment of the debentures as equity instruments was made under applicable International Financing Reporting Standards, or IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs for these debentures of approximately U.S.$10 million (Ps108 million), as well as the interest expense, which is recognized based on the principal amount, are included within "Other capital reserves." Under U.S. GAAP, these perpetual debentures are recognized as debt and interest payments are included as financing expense in the income statement.

         As described below, there are derivative instruments associated with the debentures issued by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited, through which we have changed the risk profile associated with interest rates and foreign exchange rates in respect of these debentures.

         For a description of our recent minority interest arrangements, see " -- Recent Developments" below.

OUR RECEIVABLES FINANCING ARRANGEMENTS

         We have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were originally negotiated by our subsidiaries in Mexico during 2002, our subsidiary in the United States during 2001, our subsidiary in Spain during 2000 and our subsidiary in France during 2006. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 5 and 6 to our consolidated financial statements included elsewhere in this annual report. The balances of receivables sold pursuant to these securitization programs as of December 31, 2004, 2005 and 2006 were Ps7,437 million (U.S.$688 million), Ps7,996 million (U.S.$740 million), and Ps11,738 million (U.S.$1,087 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps132 million (U.S.$12 million) in 2004, Ps229 million (U.S.$21 million) in 2005 and Ps438 million (U.S.$41 million) in 2006. The proceeds obtained through these programs have been used primarily to reduce net debt.

STOCK REPURCHASE PROGRAM

         Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders' meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

         In connection with our 2004 and 2005 annual shareholders' meetings held on April 28, 2005, and April 27, 2006, respectively, our shareholders approved stock repurchase programs in an amount of up to Ps6,000 million (nominal amount) implemented between April 2005 and April 2007. No shares were purchased under these programs.

         In connection with our 2006 annual shareholders' meeting held on April 26, 2007, our shareholders approved a stock repurchase program in an amount of up to Ps6,000 million (nominal amount) to be implemented between April 2007 and April 2008.

RECENT DEVELOPMENTS

         On February 2, 2007, we issued notes under our Medium-Term Promissory Notes Program in a principal amount of Ps3 billion (approximately U.S.$272 million) with a maturity of approximately five years at an interest rate equal to the 28-day TIIE plus 10 basis points (equivalent to LIBOR plus 9 basis points).

         On February 12, 2007, by means of an SPV named C8 Capital (SPV) Limited, we issued a third tranche of perpetual debentures for a principal amount of U.S.$750 million, which do not have a fixed maturity date and do not represent a contractual payment obligation for CEMEX. These debentures bear a fixed annual interest rate of 6.640% from their issuance date to December 31, 2014, and thereafter an annual interest rate equal to the 3-month Dollar LIBO Rate plus 4.400%, reset quarterly, payable quarterly in arrears beginning March 31, 2015. These debentures include an option that allows the issuer to redeem the debentures at par (including all accrued and unpaid interest) on and after December 31, 2014. The interest rate on the debentures may be increased upon the occurrence of certain change of control events. Interest otherwise due on the debentures on any payment date may be deferred indefinitely by the issuer. There is no limit on the amount of interest that may be deferred, and no requirement that deferred interest be paid at any time prior to the redemption or repayment of the debentures. Deferred amounts will accumulate but will not bear interest. The weighted cost to CEMEX in Dollars for these perpetual debentures for the first two years has been fixed at 2.53% and 4.06% for year one and year two, respectively.

         On May 9, 2007, by means of an SPV named C10-EUR Capital (SPV) Limited, we issued a fourth tranche of perpetual debentures for a principal amount of
(euro)730 (approximately U.S.$946), which do not have a fixed maturity date and do not represent a contractual payment obligation for CEMEX. These debentures bear a fixed annual interest rate of 6.277% from their issuance date to June 30, 2017, and thereafter an annual interest rate equal to the 3-month Euribo Rate plus 4.790%, reset quarterly, payable quarterly in arrears beginning September 30, 2017. These debentures include an option that allows the issuer to redeem the debentures at par (including all accrued and unpaid interest) on and after June 30, 2017. The interest rate on the debentures may be increased upon the occurrence of certain change of control events. Interest otherwise due on the debentures on any payment date may be deferred indefinitely by the issuer. There is no limit on the amount of interest that may be deferred, and no requirement that deferred interest be paid at any time prior to the redemption or repayment of the debentures. Deferred amounts will accumulate but will not bear interest. The weighted cost to CEMEX in Dollars for these perpetual debentures for the first year has been fixed at 2.925%.

         C8 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited were established solely for purposes of issuing the perpetual debentures described above, and are included in our consolidated financial statements. Under Mexican FRS, these perpetual debentures qualify as equity instruments and are classified within minority interest as they were issued by consolidated entities. Interest due on the debentures is recognized within "Other capital reserves". Under U.S. GAAP, these perpetual debentures are recognized as debt and interest payments are included as financing expense in the income statement.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology is responsible for developing new products for our cement and ready-mix concrete businesses that respond to our clients' needs. The department of the Vice President of Energy has the responsibility for developing new processes, equipment and methods to optimize operational efficiencies and reduce our costs. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Other products have also been developed to provide our customers a better and broader offering of products in a sustainable manner. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

         We have ten laboratories dedicated to our R&D efforts. Nine of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different materials used in the construction industry and the production processes related to them, as well as processes to improve our use of alternative fuels and raw materials.

         Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

         R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately four years.

         In 2004, 2005 and 2006, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to approximately U.S.$34 million, U.S.$38 million and U.S.$43 million, respectively. In addition, in 2004, 2005 and 2006, we capitalized approximately U.S.$10 million, U.S.$18 million and U.S.$203 million, respectively, related to internal use software development. The increase in 2006 was attributable to our decision to initiate the replacement of the technological platform in which we execute the most important processes of our business model. The replacement of systems under this project started in the subsidiaries located in the United Kingdom, Germany and France, obtained through the acquisition of RMC in 2005. The items capitalized refer to direct costs incurred in the development phase of the software and relate mainly to professional fees, direct labor and related travel expenses. In 2007 and 2008 we plan to continue the development of the new technological platform in the rest of our subsidiaries. See note 11 to our consolidated financial statements included elsewhere in this annual report.

         As of March 31, 2006, Rinker did not report any material R&D costs.

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

Overview

         During 2006, we posted our strongest financial results ever. This achievement comes primarily from the consolidation of RMC's operations and the related synergies, as well as from higher domestic sales volumes and favorable supply-demand dynamics in most of the markets in which we operate. For 2007, we expect to further improve our financial results through higher domestic sales volumes and positive supply-demand dynamics in most of our markets.

         In addition, we accomplished the full integration of RMC's operations. We estimate that we realized approximately U.S.$240 million of additional cost savings through synergies during 2006, not including cost-saving synergies from initiatives implemented near the end of the year, which we expect will allow us to realize an additional U.S.$60 million in savings by the end of 2007, leading to approximately U.S.$360 million of total savings through synergies by December 31, 2007. Our target return-on-capital ratio of 10% or more for the RMC acquisition and this total amount of savings is being reached one year earlier than originally expected.

Outlook for Our Major Markets

         The following is a discussion of our outlook for our four major markets, the United States, Mexico, Spain and the United Kingdom, which together generated approximately 58% of our net sales in 2006.

         United States

         In the United States, we experienced a decline in sales volume for all our products during 2006. This decline is explained by the downturn in the residential sector, which accelerated throughout the year and resulted in very weak demand in the fourth quarter of 2006 compared to the peak demand levels of the prior year. For 2007, we expect the infrastructure, industrial and commercial sectors to continue to be the main drivers of demand for our industry, and continue to partially compensate for weakness in the residential sector.

         Non-residential construction spending, which grew by 10% in 2006, is expected to grow an additional 4% to 5% during 2007. The U.S.$287 billion, six-year surface-transportation program known as SAFETEA-LU, together with the improving economic environment and fiscal condition of the states, are the forces behind this continued strength.

         The industrial and commercial sectors are also expected to continue their growth trend due to a continued economic expansion.

         In the residential sector, construction spending was down 1% during 2006. For 2007, there is continued uncertainty about the depth and duration of the ongoing correction. As such, our guidance is particularly sensitive to changes in the outlook for construction spending. We expect cement sales volumes in the residential sector to decline by about 15% to 16% during 2007 depending on builders' aggressiveness in selling excess inventories and other factors that drive new home sales, such as affordability, job creation, and demographic trends.

         Overall, we see our cement sales volumes in the United States declining by about 1% to 2% for 2007. We expect our ready-mix concrete sales volumes to decline by about 4% because of our higher exposure to the residential market.

         As a result of our acquisition of Rinker, the size of our U.S. operations has recently increased significantly.

         Mexico

         In Mexico, we expect GDP growth of about 3.2%, driven in part by increased government spending as a result of improved government finances due to overall increased economic activity. For 2007, foreign direct investment and remittances from workers abroad should remain at about the same levels as 2006.

         We see two main factors driving cement sales volumes during 2007. The first is government spending on streets and highways, public buildings, and other infrastructure projects. Total federal spending on public works is expected to reach U.S.$5 billion during 2007. Expenditure in this sector is supported by strong government finances and continued fiscal discipline. The private sector is also expected to increase its contribution to the financing of public infrastructure projects.

         The second factor is growth in the home-building sector due to an accelerated increase in mortgages, which are expected to grow by 80,000, or an increase of 11%. Of these 80,000 mortgages, 62,000 are expected to come from public institutions such as Infonavit, representing a growth of 10%. Mortgages sponsored by commercial banks and SOFOLES are expected to increase by 18,000, or an increase of 15%. While this last number may seem small relative to the total amount of expected mortgages, please consider that commercial banks and SOFOLES together fund more than 40% of the total value of all mortgages in Mexico. In addition, the houses constructed as a result of these mortgages are larger on average and require more cement than Infonavit-sponsored units.

         We expect sales volumes in the self-construction sector to increase. We believe this sector is growing below the overall economic growth rate because the higher availability of mortgage financing has enabled the residential construction sector to satisfy some of the housing demand.

         Overall, we expect that cement consumption from government and other ready-mix concrete-intensive projects will likely bring an increase in our ready-mix concrete sales volumes of approximately 16% for 2007. We are optimistic about the trend in cement demand in Mexico, and we expect cement sales volumes to rise more than 4% in 2007.

         Spain

         In Spain, performance for the year 2006 exceeded our initial expectations. All segments of demand remained strong throughout the year, driven by a robust construction sector. For 2007, we expect that GDP growth will be more moderate at about 1%.

         In 2006, the residential sector in Spain experienced its strongest year ever, with the number of housing starts in excess of 850,000. Housing starts reached very high levels during the summer in anticipation of the changes in the residential building code that took effect in October. Accordingly, we expect housing starts to be more moderate in 2007 and to cause a deceleration in this sector, especially in the second half of the year.

         Performance of the public-works sector is expected to be positive in 2007. Most of the growth in this sector in 2006 came from local municipalities in anticipation of the local elections held in May 2007. This year, new projects currently being initiated under the government's new infrastructure plan will more than compensate for the expected decline in activity by local municipalities. The infrastructure plan is expected to run through 2020 and has an estimated total budget of U.S.$300 billion.

         The industrial and commercial sectors should grow at a moderate rate during 2007. Overall, we estimate cement sales volumes in Spain to grow about 3% during 2007.

         United Kingdom

         In the United Kingdom, cement sales volumes declined 4% during 2006. During the year we increased the sale of slag cement to our ready-mix concrete operations. Sales volumes of cementitious materials, including cement and slag cement, rose by 1% during 2006. Ready-mix concrete sales volumes decreased by 1% and aggregates sales volumes increased by 3% during 2006.

         During 2006, cement demand was driven mainly by a good performance of the industrial, commercial, and public-housing sectors. These sectors, together with improved performance of the infrastructure sector, will drive cement consumption during 2007, while the private new housing sector and the repair-maintenance-and-improvement sector will remain subdued during the year.

         For 2007, we expect cement sales volumes in the United Kingdom to increase around 7%.

SUMMARY OF MATERIAL CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         As of December 31, 2006, our subsidiaries had future commitments for the purchase of raw materials for an approximate amount of U.S.$225 million.

         In March 1998, we entered into a 20-year contract with PEMEX providing that PEMEX's refinery in Cadereyta would supply us with 0.9 million tons of petcoke per year, commencing in 2003. In July 1999, we entered into a second 20-year contract with PEMEX providing that PEMEX's refinery in Madero would supply us with 0.85 million tons of petcoke per year, commencing in 2002. We expect the PEMEX petcoke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout their 20-year terms.

         In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. (currently Excelon Generation Company LLC) requiring Alstom and Sithe to finance, build and operate "Termoelectrica del Golfo," a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. Pursuant to the agreement, we are obligated to purchase the full electric capacity generated by the power plant during the 20-year period. We are also obligated to supply Alstom and Sithe with 1.2 million tons of petcoke per year for the 20-year period for the consumption of this power plant and another power plant built and operated by Alstom and Sithe for Penoles, a Mexican mining company. We expect to meet our petcoke delivery requirements through several petcoke supply agreements, including our petcoke supply contract with PEMEX. Pursuant to the agreement, we may be obligated to purchase the Termoelectrica del Golfo plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility, and upon termination of the 20-year period, we will have the right to purchase the assets of the power plant. We expect this arrangement to reduce the volatility of our energy costs and to provide approximately 80% of CEMEX Mexico's electricity needs. The power plant commenced commercial operations on May 1, 2004. In February 2007, ABB Alstom Power and Excelon Generation Company LLC sold their participations in the project to a subsidiary of The AES Corporation. As of December 31, 2006, after 32 months of operations, the power plant has supplied electricity to 10 of our cement plants in Mexico covering approximately 77% of their needs for electricity and has represented a decrease of approximately 34% in the cost of electricity at these plants.

         For purposes of presenting the approximate cash flows that will be required to meet our other material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2006:


                                                                           PAYMENTS DUE BY PERIOD
                                                         --------------------------------------------------------
                                                                       (in millions of U.S. Dollars)

                                                                        LESS                               MORE
                                                                       THAN 1                              THAN 5
              CONTRACTUAL OBLIGATIONS                       TOTAL       YEAR     1-3 YEARS    3-5 YEARS    YEARS
              -----------------------                       -----       ----     ---------    ---------    -----
Long-term bank loans and notes payable.................    6,537         296      2,913        2,385         943
Capital lease obligations..............................       68          20         28           17           3
    Total debt(1)......................................    6,605         316      2,941        2,402         946
Operating leases(2)....................................      653         166        241          135         111
Interest payments on our indebtedness(3)...............    1,418         411        603          304         100
Estimated cash flows under interest
  rate derivatives(4) .................................      311          93        127           83           8
Planned funding of pension plans and
  other post-retirement benefits(5) ...................    1,773         157        321          353         942
                                                          ------       -----      -----        -----       -----
Total..................................................   10,760       1,143      4,233        3,277       2,107

(1) Total long-term debt including current maturities is presented in note 12 to our consolidated financial statements included elsewhere in this annual report. In addition, as of December 31, 2006, we had lines of credit totaling approximately U.S.$6.7 billion, of which the available portion amounted to approximately U.S.$2.4 billion. The scheduling of debt payments does not consider the effect of any refinancing that may occur on our debt during the following years. However, we have been successful in the past in replacing our long-term obligations with others of similar nature, and we intend to do so in the future. Total long-term debt does not include the perpetual debentures for an aggregate amount of U.S.$1,250 (Ps13,500), issued by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited on December 18, 2006, as they do not represent contractual payment obligations for CEMEX.
(2) Operating leases have not been calculated on the basis of net present value; instead they are presented in the basis of nominal future cash flows. See note 21B to our consolidated financial statements included elsewhere in this annual report.
(3) In the determination of our future estimated interest payments on our floating rate denominated debt, we used the interest rates in effect as of December 31, 2006.
(4) Our estimated cash flows under interest rate derivatives, which include the interest rate cash flows under our interest rate swaps and our cross currency swap contracts, represent the net amount between the rate we pay and the rate we receive under such contracts. In the determination of our future estimated cash flows, we used the interest rates applicable under such contracts as of December 31, 2006.
(5) Amounts relating to our planned funding to pensions and other postretirement benefits presented in the table above represent our estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into Dollars at the exchange rates as of December 31, 2006, and includes our estimate of the number of new retirees during such future years. See note 14 to our consolidated financial statements included elsewhere in this annual report.

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


                                                                  (U.S.$ MILLIONS)
                                                   ----------------------------------------------
                                                    AT DECEMBER 31, 2005     AT DECEMBER 31, 2006
                                                   ----------------------   ---------------------
                                                                ESTIMATED
                                                    NOTIONAL      FAIR       NOTIONAL   ESTIMATED
          DERIVATIVE INSTRUMENTS                     AMOUNT       VALUE       AMOUNT    FAIR VALUE     MATURITY DATE
----------------------------------------------     ---------    ---------   ---------   ----------     ---------------
Equity forward contracts......................           --         --          171          --                Dec '09
Foreign exchange forward contracts............        3,200        173        5,908         127      Jan '07 - Jan '10
Derivatives related to
  perpetual equity instruments ...............           --         --        1,250          46      Dec '11 - Dec '16
Interest rate swaps...........................        2,725         52        3,184          39      Jul '08 - Aug '10
Cross currency swaps..........................        2,290        212        2,144         154      Jan '07 - Mar '12
Derivatives related to energy.................          159        (4)          159         (4)      Dec '07 - May '17


Our Equity Derivative Forward Contracts

         On December 20, 2006, we sold 50 million CPOs which had previously been held by a subsidiary of ours for approximately Ps1,781 million. On that date, we also entered into a forward purchase agreement with a financial institution which relates to the same number of CPOs and matures on December 20, 2009. At maturity, settlement of the agreement will be made in cash. As of March 31, 2007, we had settled in cash approximately 37.7 million CPOs covered by this agreement.

Our Foreign Exchange Forward Contracts

         A portion of our foreign exchange forward contracts held as of December 31, 2005 and 2006, with notional amounts of U.S.$3,137 million and U.S.$5,034 million, respectively, are accounted for at their estimated market value as hedge instruments for our net investments in foreign subsidiaries. Gains or losses on these forward contracts are recognized as an adjustment to stockholders' equity within the related foreign currency translation adjustment.

         As of December 31, 2004, we held structured foreign exchange forward contracts, collars and digital options for a notional amount of U.S.$3,453 million in connection with our commitment to purchase RMC. The derivatives were entered into to hedge the variability in cash flows associated with exchange fluctuations between the Dollar, the currency in which we obtained the funds to purchase, and Pounds, the currency in which our firm commitment was denominated. These contracts were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed to on November 17, 2004, the date on which RMC's shareholders committed to sell their shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximately U.S.$132 million (Ps1,537 million), was recognized in stockholders' equity in 2004, and was reclassified to earnings in March 2005, the month in which the final purchase occurred. The change in the estimated fair value of these contracts from their origination until their designation as hedges in 2004 was a gain of approximately U.S.$102 million (Ps1,188 million) and was recognized in earnings in 2004. See note 12C to our consolidated financial statements included elsewhere in this annual report.

Our Interest Rate Swaps

         As of December 31, 2005 and 2006, we held interest rate swaps for notional amounts of approximately U.S.$2,725 million and U.S.$3,184 million, respectively, entered into in order to hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. Although these interest rate swap contracts, are part of, and complement, our financial strategy, they generally do not meet the accounting hedge criteria. Consequently, changes in the estimated fair value of these instruments were recognized in earnings. However, as of December 31, 2005 and 2006, several of our interest rate swap contracts, with an aggregate notional amount of approximately U.S.$1.5 billion and U.S.$1.4 billion, respectively, met the accounting hedge criteria and were designated as accounting hedges of contractual cash flows (interest payments) of a portion of our floating rate debt. Accordingly, changes in the estimated fair value of these instruments that meet the accounting hedge criteria are recognized as stockholders' equity, and will be reclassified to earnings as the financial expense of the related debt is accrued. In addition, periodic payments under these instruments that meet the accounting hedge criteria are recognized in earnings as an adjustment of the effective interest rate of the related debt. See note 12A to our consolidated financial statements included elsewhere in this annual report.

Our Cross Currency Swaps

         As of December 31, 2005 and 2006, we held cross currency swap contracts related to our short-term and long-term financial debt portfolio. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross currency swap contracts match the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we will exchange with the counterparty notional amounts provided by the contracts so that we will receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we will pay the notional amount in the exchanged currency. As a result, we have effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross currency swap contracts. See note 12C to our consolidated financial statements included elsewhere in this annual report.

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

         In respect of the estimated fair value recognition of the cross currency swap contracts, as of December 31, 2005 and 2006, we recognized net assets of U.S.$212 million (Ps2,453 million) and U.S.$154 million (Ps1,663 million), respectively, related to the estimated fair value of the short-term and long-term cross currency swap contracts, of which,

         o A gain of approximately U.S.$212 million (Ps2,453 million) and U.S.$154 million (Ps1,663 million) as of December 31, 2005 and 2006, respectively, represented the contracts' estimated fair value, before prepayment effects, and includes:

         o Gains of approximately U.S.$135 million (Ps1,563 million) and U.S.$60 million (Ps648 million) as of December 31, 2005 and 2006, respectively, which are directly related to variations in exchange rates between the inception of the contracts and the balance sheet date,

         o Gains of approximately U.S.$15 million (Ps173 million) and U.S.$16 million (Ps173 million) as of December 31, 2005 and 2006, respectively, identified with the periodic cash flows for the interest rate swaps, and which were recognized as an adjustment of the related financing interest payable, and

         o Remaining net assets of approximately U.S.$69 million (Ps799 million) and approximately U.S.$78 million (Ps842 million) as of December 31, 2005, and 2006, which were recognized within other short-term and long-term assets and liabilities, as applicable. See note 12C to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2006, as a result of new accounting pronouncements under Mexican FRS, which became effective as of January 1, 2005, the book value of the financial liabilities directly related to the cross currency swap contracts are presented in the originally contracted currency. For the years ended December 31, 2004, 2005 and 2006, changes in the estimated fair value of the cross-currency swaps, before prepayments, resulted in gains of U.S.$10 million (Ps116 million), U.S.$3 million (Ps35 million) and a loss of U.S.$58 million (Ps626 million), respectively. The periodic interest rate cash flows under the cross-currency swaps were recognized within financial expense as part of the effective interest rate of the related debt. See note 12C to our consolidated financial statements included elsewhere in this annual report.

Our Derivatives Related to Energy Projects

         As of December 31, 2005 and 2006, we had an interest rate swap maturing in May 2017, for notional amounts of U.S.$150 million and U.S.$141 million, respectively, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBO rates and receive a 7.53% fixed rate until maturity in May 2017. In addition, during 2001 we sold a floor option for a notional amount of U.S.$159 million and U.S.$149 million as of December 31, 2005 and 2006, respectively, related to the interest rate swap contract, pursuant to which, commencing in 2003 and until 2017, we pay the difference between the 7.53% fixed rate and LIBO rates. Through the sale of this option, we received a premium of approximately U.S.$22 million (Ps276 million) in 2001. As of December 31, 2005 and 2006, the combined estimated fair value of the swap and floor contracts, amounting to approximate losses of U.S.$4 million (Ps46 million) and U.S.$3 million (Ps32 million), respectively, were recorded in the comprehensive financing result for each period. As of December 31, 2005 and 2006, the notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are proportionally inverse to the changes in the other one. See note 12D to our consolidated financial statements included elsewhere in this annual report.

         In addition, in December 2006, CEMEX negotiated a derivative instrument based on gas prices for a notional amount of U.S.$9 million (Ps97 million). The instrument matures in December 2007.

Our Derivative Instruments Related to Perpetual Equity Instruments

         In connection with the issuance of the debentures by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited described above, pursuant to which we pay a fixed Dollar rate of 6.196% on a notional amount of U.S.$350 million and a fixed Dollar rate of 6.722% on a notional amount of U.S.$900 million, we decided to change the foreign exchange exposure on the coupon payments from Dollars to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$350 million notional amount cross-currency swap, pursuant to which, for a five-year period, we receive a fixed rate in Dollars of 6.196% of the notional amount and pay six-month Yen LIBOR multiplied by a factor of 4.3531, and a U.S.$900 million notional amount cross-currency swap, pursuant to which, for a ten-year period, we receive a fixed rate in Dollars of 6.722% of the notional amount and pay six-month Yen LIBOR multiplied by a factor of
3.3878. Each cross-currency swap includes an extinguishable swap, which provides that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for a notional amount of U.S.$89 million, under which we pay Dollars and receive payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures are recognized in the income statement as part of the comprehensive financing result. We have entered into similar hedging instruments in connection with the issuance of the perpetual debentures debentures by C8 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in February and May 2007, respectively.

INTEREST RATE RISK, FOREIGN CURRENCY RISK AND EQUITY RISK

Interest Rate Risk

         The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2006. It includes the effects generated by the interest rate swaps and the cross currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in Pesos and Dollars. See note 12C to our consolidated financial statements included elsewhere in this annual report. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2006. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2006 and is summarized as follows:


                                              EXPECTED MATURITY DATES AS OF DECEMBER 31, 2006
                                   --------------------------------------------------------------------
                                                                                      AFTER                 FAIR
              DEBT                  2007     2008     2009       2010       2011       2012       TOTAL     VALUE
-------------------------------     ----     ----     ----       ----       ----       ----       -----     -----
                                     (Millions of Dollars equivalents of debt denominated in foreign currencies)
                                   ------------------------------------------------------------------------------

Variable rate..................      123      563      290        768      1,262        317       3,323     3,278
Average interest rate..........    5.49%    5.28%    5.20%      5.24%      5.26%      5.30%
Fixed rate.....................      192      795    1,293        313         60        628       3,282     3,228
Average interest rate..........    4.31%    4.44%    4.36%      4.62%      4.52%      4.86%

         As of December 31, 2006, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2006, 47% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR minus 91 basis points, after giving effect to our interest rate swaps and cross currency swaps. As of December 31, 2006, we also held interest rate swaps for a notional amount of U.S.$3,184 million and with a fair value gain of approximately U.S.$39 million during 2006. Pursuant to these interest rate swaps, we receive variable rates and deliver fixed rates over the notional amount. These derivatives, even when they do not meet the criteria to be considered hedging items for accounting purposes, complement our financial strategy and mitigate our overall exposure to floating rates. See "-- Our Derivative Financial Instruments -- Our Interest Rate Swaps."

         The potential change in the fair value as of December 31, 2006 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$21 million (Ps226 million).

Foreign Currency Risk

         Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2006, approximately 18% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 21% in the United States, 9% in Spain, 10% in the United Kingdom, 20% in our Rest of Europe segment, 8% in South America, Central America and the Caribbean, 4% in Africa and the Middle East, 2% in Asia and 8% from other regions and our cement and clinker trading activities. As of December 31, 2006, our debt amounted to Ps81.4 billion, of which approximately 33% was Dollar-denominated, 30% was Euro-denominated, 30% was Peso-denominated, 6% was Yen-denominated and 1% was Pound-denominated; therefore, we had a foreign currency exposure arising from the Dollar-denominated debt, the Euro-denominated debt, the Yen-denominated debt and the Pound-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See "-- Liquidity and Capital Resources -- Our Indebtedness," Item 10--

"Additional Information -- Material Contracts" and "Risk Factors -- We have to service our Dollar-denominated debt with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar." Although we also have a small portion of our debt in other currencies, we have generated enough cash flow in those currencies to service that debt. Therefore, we believe there is no material foreign currency risk exposure with respect to that debt. As previously mentioned, we have entered into cross currency swap contracts, designed to change the original profile of interest rates and currencies over a portion of our financial debt. See "-- Our Derivative Financial Instruments." As of December 31, 2006, the estimated fair value of these instruments was a gain of approximately U.S.$154 million (Ps1,663 million). The potential change in the fair value of these contracts as of December 31, 2006 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso against the Dollar, would be a loss of approximately U.S.$193 million (Ps2,089 million).

         Additionally, as previously mentioned, we have entered into foreign exchange forward contracts designed to hedge our net investment in foreign subsidiaries, our firm commitments, as well as other currency derivative instruments. See "-- Our Derivative Financial Instruments." The combined estimated fair value of our foreign exchange forwards that hedge our net investment in foreign subsidiaries and our other currency derivatives as of December 31, 2006 was a gain of approximately U.S.$127 million (Ps1,372 million). The potential change in the fair value of these derivatives as of December 31, 2006 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso combined with a appreciation of 10% of the Euro against the Dollar would be a loss of approximately U.S.$730 million (Ps7,884 million), which would be partially offset by a corresponding foreign translation gain as a result of our net investment in foreign subsidiaries.

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

INVESTMENTS, ACQUISITIONS AND DIVESTITURES

         The transactions described below represent our principal investments, acquisitions and divestitures completed during 2004, 2005 and 2006. For a description of our acquisition of Rinker, see Item 4 -- "Information on the Company -- Recent Developments -- Rinker Acquisition."

Investments and Acquisitions

         On September 27, 2004, in connection with a public offer to purchase RMC's outstanding shares, CEMEX UK Limited, our indirect wholly-owned subsidiary, acquired 50 million shares of RMC for approximately (pound)432 million (U.S.$786 million, based on a Pound/Dollar exchange rate of (pound)0.5496 to U.S.$1.00 on September 27, 2004), which represented approximately 18.8% of RMC's outstanding shares. On March 1, 2005, following board and shareholder approval and clearance from applicable regulators, CEMEX UK Limited purchased the remaining 81.2% of RMC's outstanding shares and completed the acquisition of RMC. The total purchase price for RMC was approximately U.S.$6.5 billion, which included approximately U.S.$2.2 billion of assumed debt. We accounted for the acquisition as a purchase under Mexican FRS, which means that our consolidated financial statements only include RMC from March 1, 2005.

         In July 2005, we acquired 15 ready-mix concrete plants through the purchase of Concretera Mayaguezana, a ready-mix concrete producer located in Puerto Rico, for approximately Ps301 million (U.S.$28 million). The resulting goodwill arising from this acquisition was approximately Ps161 million.

         In January 2006, we acquired a grinding mill with a grinding capacity of 500,000 tons per year in Guatemala for approximately U.S.$17.4 million. We entered into an agreement to purchase these operations in September 2005 and completed the acquisition on January 1, 2006.

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

         In addition to the above-mentioned acquisitions, our net investment in property, machinery and equipment, as reflected in our consolidated statements of changes in financial position included elsewhere in this annual report, excluding acquisitions of equity interests in subsidiaries and associates, was approximately Ps5,055 million (U.S.$468 million) in 2004, Ps9,093 million (U.S.$842 million) in 2005, and Ps14,814 million (U.S.$1,372 million) in 2006. This net investment in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment, to the maintenance of plants and equipment, including environmental controls and technology updates.

         In 2006 we invested U.S.$731 million in expansion capital expenditures in different projects around the world to increase our production capacity. In 2007, we have allocated over U.S.$1 billion to continue with this effort. We expect these expansion projects to provide, on average, returns well in excess of our stated criteria for acquisitions, which include a minimum return on capital employed of at least ten percent.

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

         On July 1, 2005, we and Ready Mix USA, Inc. established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and eleven cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. In a separate transaction, on September 1, 2005, we sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million.

         On December 22, 2005, we terminated our 50/50 joint ventures with Lafarge Asland in Spain and Portugal which we acquired in the RMC acquisition. The Spanish joint venture operated 122 ready-mix concrete plants and 12 aggregates, and the Portuguese joint venture operated 31 ready-mix concrete plants and five aggregates quarries. Under the terms of the termination agreement, Lafarge Asland received a 100% interest in both joint ventures and we received (euro)50 million in cash, as well as 29 ready-mix concrete plants and five aggregates quarries in Spain.

         As a condition to closing the RMC acquisition, we agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix concrete and related assets in the Tucson, Arizona area. Following FTC approval, on August 29, 2005, we sold RMC's operations in the Tucson, Arizona area, consisting of several ready-mix concrete and related assets, to California Portland Cement Company for a purchase price of approximately U.S.$16 million.

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

         On July 27, 2006, we divested a 24.9% interest in Gresik for approximately U.S.$337 million, and we have subsequently divested our remaining interest in Gresik.

         See note 11A to our consolidated financial statements included elsewhere in this annual report.

U.S. GAAP RECONCILIATION

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP. The Mexican FRS consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15 and are presented in constant Pesos representing the same purchasing power for each period presented, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP included as note 24 to our consolidated financial statements presented elsewhere in this annual report includes (i) a reconciling item for the reversal of the effect of applying the CEMEX weighted average inflation factor instead of the Mexican inflation-only factor for the restatement to constant pesos for the year ended December 31, 2003, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation, between (a) the methodology set forth by Mexican FRS in which fixed assets are restated using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency, and (b) the amounts that would be determined by using the historical cost/constant currency method in which fixed assets are restated using the inflation index of the country that holds the asset. As described below, these provisions of inflation accounting under Mexican FRS do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. Our reconciliation does not include the reversal of other Mexican FRS inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         Majority net income under U.S. GAAP for the years ended December 31, 2004, 2005, and 2006 amounted to Ps19,260 million, Ps23,017 million and Ps25,374 million, respectively, compared to majority net income under Mexican FRS for the years ended December 31, 2004, 2005, and 2006 of approximately Ps15,224 million, Ps24,450 million and Ps25,682 million, respectively. See note 24 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us and the effects that newly issued accounting pronouncements have had in our financial position.

NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS UNDER U.S. GAAP

         In March 2006, the FASB issued SFAS 156, Accounting for Servicing of Financial Assets an amendment of FASB Statement No.140 ("SFAS 156"). This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. CEMEX is required to adopt SFAS 156 beginning on January 1, 2007. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of SFAS
156. CEMEX is currently evaluating the impact of adopting SFAS 156 on its results of operations and financial position under U.S. GAAP.

         In September 2006, the FASB issued SFAS 157, Fair Value Measurement ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS 157 does not require any new fair value measures. SFAS 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. CEMEX is required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. CEMEX is currently evaluating the impact of adopting SFAS 157 on its results of operations and financial position under U.S. GAAP.

         In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15, 2006. The provisions of the Staff Position are consistent with CEMEX's current policies and CEMEX does not anticipate that the adoption of the provisions of this guidance will have a material impact on its results of operations and financial position under U.S. GAAP.

         In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for CEMEX on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. CEMEX is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position under U.S. GAAP.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
         ------------------------------------------

SENIOR MANAGEMENT AND DIRECTORS

Senior Management

         Set forth below is the name and position of each of our executive officers as of December 31, 2006. The terms of office of the executive officers are indefinite.

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

                                           Mr. Zambrano has been a member of our board of directors since
                                           1979 and chairman of our board of directors since 1995.  He is a member of the board of directors of IBM and the International
                                           Advisory Board of Citigroup.  He is also a member of the board of directors of Fomento Economico Mexicano, S.A.B. de C.V.,
                                           Alfa, S.A.B. de C.V., Grupo Financiero Banamex,  S.A. de C.V.,
                                           Vitro, S.A.B. and Grupo Televisa, S.A.B.  Mr. Zambrano is
                                           chairman of the board of directors of Consejo de Ensenanza e
                                           Investigacion Superior, A.C., which manages ITESM, and a member of the board of directors of Museo de Arte Contemporaneo de
                                           Monterrey A.C. (MARCO).  Until July 2005, Mr. Zambrano
                                           participated in the Chairman's Council of Daimler Chrysler AG
                                           and until January 2006, Mr. Zambrano was a member of the
                                           Stanford University's Graduate School of Business Advisory
                                           Council.

                                           In recognition of his business and philantrophic record, Mr.
                                           Zambrano has received several awards and recognitions,
                                           including the Woodrow Wilson Center's Woodrow Wilson Award for
                                           Corporate Citizenship, the America's Society Gold Medal
                                           Distinguished Service Award, and Stanford University's Graduate
                                           School of Business Alumni Association's Ernest C. Arbuckle
                                           Award.

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

Hector Medina,                             Joined CEMEX in 1988.  He has held several positions in CEMEX,
  Executive Vice President of Planning     including director of strategic planning from 1991 to 1994,
   and Finance                             president of CEMEX Mexico from 1994 to 1996, and has served as executive vice president of planning and finance since 1996.
                                           He is a graduate of ITESM with a degree in chemical engineering and administration.  He also received a Masters of Science degree in management studies from the management Center of the
                                           University of Bradford in


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

Armando J. Garcia Segovia,                 Initially joined CEMEX in 1975 and rejoined CEMEX in 1985.  He
  Executive Vice President of              has served as director of operational and strategic planning
    Development                            from 1985 to 1988, director of operations from 1988 to 1991, director of corporate services and affiliate companies from
                                           1991 to 1994, director of development from 1994 to 1996,
                                           general director of development from 1996 to 2000, and
                                           executive vice president of development since 2000.  He is a graduate of ITESM with a degree in mechanical engineering and administration and holds an M.B.A. from the University of
                                           Texas.  He was employed at Cydsa, S.A. from 1979 to 1981 and at
                                           Conek, S.A. de C.V. from 1981 to 1985.

                                           Mr. Garcia has been a member of our board of directors since
                                           1983.  He also serves as a member of the board of directors of
                                           Grupo Cementos de Chihuahua, S.A.B. de C.V., GCC Cemento, S.A.
                                           de C.V., and Confederacion Patronal de la Republica Mexicana.
                                           He is a member of the board and former chairman of Centro de
                                           Estudios del Sector Privado para el Desarrollo Sostenible, and member of the board of the World Environmental Center.  He is also founder and chairman of the board of Comenzar de Nuevo,
                                           A.C.

                                           He is a brother of Jorge Garcia Segovia, an alternate member of our board of directors, and a first cousin of Rodolfo Garcia
                                           Muriel, a member of our board of directors.

Victor Romo,                               Joined CEMEX in 1985 and has served as director of
  Executive Vice President of              administration of CEMEX Espana from 1992 to 1994, general
   Administration                          director of administration and finance of CEMEX Espana from
                                           1994 to 1996, president of CEMEX Venezuela from 1996 to 1998, president of the South American and Caribbean region from 1998 to May 2003, and executive vice president of administration since May 2003.  He is a graduate in public accounting and holds a master's degree in administration and finance from
                                           ITESM.  Previously, he worked for Grupo Industrial Alfa, S.A.
                                           de C.V. from 1979 to 1985.

Francisco Garza,                           Joined CEMEX in 1988 and has served as director of trading from
  President of CEMEX                       1988 to 1992, president of CEMEX USA from 1992 to 1994,
  North America Region and Trading         president of CEMEX Venezuela and Cemento Bayano from 1994 to
                                           1996, and president of CEMEX Mexico and CEMEX USA from 1996 to
                                           1998.  In 1998, he was appointed president of the North
                                           American region and trading.  He is a graduate in business administration from ITESM and holds an M.B.A. from the Johnson
                                           School of Management at Cornell University.


Fernando Gonzalez,                         Joined CEMEX in 1989, and has served as vice-president-human
  President of the Europe, Middle East,    resources from 1992 to 1994, vice-president-strategic planning
   Africa and Asia Region                  from 1994 to 1998, president of CEMEX Venezuela from 1998 to
                                           2000, president of CEMEX Asia from 2000 to May 2003, and
                                           president of the South American and Caribbean region from May
                                           2003 to February 2005.  In March 2005, he was appointed
                                           president of the expanded European Region, and in February 2007 was appointed president of the Europe, Middle East, Africa and
                                           Asia Region.  Mr. Gonzalez is a graduate in business
                                           administration and holds a master's degree in administration from ITESM.

Juan Romero,                               Joined CEMEX in 1989 and has occupied several senior management
  President of CEMEX South America and     positions, including commercial director for CEMEX Espana,
   the Caribbean                           president of CEMEX, Colombia, commercial director for CEMEX
                                           Mexico, and president of CEMEX Mexico.  In March 2005, Mr.
                                           Romero became president of the South America and Caribbean
                                           Regions.  Mr. Romero graduated from Universidad de Comillas in
                                           Spain, where he studied Law and Economics and Enterprise
                                           Sciences.

Rodrigo Trevino,                           Joined CEMEX in 1997 and has served as chief financial officer
  Chief Financial Officer                  since then. He holds both bachelor and master of science
                                           degrees in industrial engineering from Stanford University.
                                           Prior to joining CEMEX, he served as the country corporate officer for Citicorp/Citibank Chile from 1995 to 1996, and prior to that, he worked at Citibank, N.A. from 1979 to 1994.
                                           Rodrigo Trevino is a first cousin of Lorenzo H. Zambrano, our chief executive officer and chairman of our board of directors.

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



Board of Directors

         Set forth below are the names of the members of our board of directors.
The members of our board of directors serve for one-year terms. At our 2006 annual shareholders' meeting held on April 26, 2007, our shareholders re-elected all the members of our board of directors to serve until the next annual shareholders' meeting.

Lorenzo H. Zambrano,                       See "- Senior Management."
  Chairman

Lorenzo Milmo Zambrano                     Has been a member of our board of directors since 1977.  He is also chief executive officer of Inmobiliaria Ermiza, S.A. de
                                           C.V. He is a first cousin of Lorenzo H. Zambrano, chairman of our board of directors and our chief executive officer, a first cousin of Rogelio Zambrano Lozano, a member of our board of directors, and an uncle of Tomas Milmo Santos, an alternate member of our board of directors.



Armando J. Garcia Segovia                  See "- Senior Management."

Rodolfo Garcia Muriel                      Has been a member of our board of directors since 1985.  He is the chief executive officer of Compania Industrial de Parras,
                                           S.A. de C.V. and Parras Cone de Mexico, S.A. de C.V.  He is
                                           member of the board of directors of Parras Williamson, S.A. de
                                           C.V., Telas de Parras, S.A. de C.V.,  Synkro, S.A. de C.V.,
                                           IUSA-GE, S. de R.L., Industrias Unidas, S.A., Apolo Operadora
                                           de Sociedades de Inversion, S.A. de C.V., and Cambridge Lee
                                           Industries, Inc.  Mr. Garcia Muriel is also vice president of
                                           Camara Nacional de la Industria Textil. He is a first cousin of
                                           Armando J. Garcia Segovia, executive vice president of
                                           development of CEMEX and a member of our board of directors, and Jorge Garcia Segovia, an alternate member of our board of directors.

Rogelio Zambrano Lozano                    Has been a member of our board of directors since 1987.  He is also a member of the advisory board of Grupo Financiero Banamex
                                           Accival, S.A. de C.V. Zona Norte, and member of the boards of directors of Carza, S.A. de C.V., Plaza Sesamo, S.A. de C.V.,
                                           Hospital San Jose, and ITESM. He is a first cousin of Lorenzo
                                           H. Zambrano, chairman of our board of directors and our chief executive officer, a first cousin of Lorenzo Milmo Zambrano, a member of our board of directors, and an uncle of Tomas Milmo
                                           Santos, an alternate member of our board of directors.

Roberto Zambrano Villarreal                Has been a member of our board of directors since 1987.  He was president of our audit committee from 2002 to 2006, and has been president of our Corporate Practices and Audit Committee since 2006. He is also a member of the board of directors of
                                           CEMEX Mexico, S.A. de C.V.  He is chairman of the board of directors of Desarrollo Integrado, S.A. de C.V., Administracion
                                           Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad
                                           Villamonte, S.A. de C.V., Focos, S.A. de C.V., C & I Capital,
                                           S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria
                                           Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Servicios
                                           Tecnicos Hidraulicos, S.A. de C.V., Mantenimiento Integrado,
                                           S.A. de C.V., , Pilatus PC-12 Center de Mexico, S.A. de C.V.,
                                           and Pronatura, A.C.  He is a member of the board of directors of S.L.I. de Mexico, S.A. de C.V., and Compania de Vidrio
                                           Industrial, S.A. de C.V.  He is a brother of Mauricio Zambrano
                                           Villarreal, a member of our board of directors.

Bernardo Quintana Isaac                    Has been a member of our board of directors since 1990.  He is chairman of the board of directors of Empresas ICA, S.A.B de
                                           C.V., where he was also chief executive officer until December,
                                           2006.  Mr. Quintana Isaac is a member of the board of directors of Telefonos de Mexico, S.A. de C.V., Grupo Financiero Banamex,
                                           S.A. de C.V., Banco Nacional de Mexico, S.A., Grupo
                                           Aeroportuario del Centro Norte, S.A. de C.V., and Grupo Maseca,
                                           S.A. de C.V.  He is also a member of Consejo Mexicano de
                                           Hombres de Negocios, Fundacion UNAM, Fundacion ICA, and
                                           Patronato UNAM, and founding associate of Fundacion para las
                                           Letras Mexicanas.

Dionisio Garza Medina                      Has been a member of our board of directors since 1995.  He is also chairman of the board and chief executive officer of Alfa,
                                           S.A.B. de C.V.  He is a member of the board of directors of
                                           Vitro, S.A., Cydsa, S.A., and ING Mexico.  He is also chairman of the executive board of the Universidad de Monterrey and a member of Consejo Mexicano de

                                           Hombres de Negocios, the advisory committee of the
                                           David Rockefeller Center for Latin American Studies of
                                           Harvard University, the board of Harvard Business School,
                                           and the advisory committee of the New York Stock Exchange.

Alfonso Romo Garza                         Has been a member of our board of directors since 1995, member of our Audit Committee from 2002 to 2006, and member of our
                                           Corporate Practices and Audit Committee since 2006.  He is chairman of the board and chief executive officer of Savia,
                                           S.A. de C.V. and member of the boards of Grupo Maseca, S.A. de
                                           C.V., The Donald Danforth Plant Science Center, and Synthetic
                                           Genomics, among others.

Mauricio Zambrano Villarreal               Has been a member of our board of directors since 2001.  Mr.
                                           Zambrano Villarreal served as an alternate member of our board of directors from 1995 to 2001.  He is also general
                                           vice-president of Desarrollo Integrado, S.A. de C.V., chairman of the board of directors of Empresas Falcon, S.A. de C.V. and
                                           Trek Associates, Inc., secretary of the board of directors of
                                           Administracion Ficap, S.A. de C.V., Aero Zano, S.A. de C.V.,
                                           Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., Compania
                                           de Vidrio Industrial, S.A. de C.V., C & I Capital, S.A. de
                                           C.V., Industrias Diza, S.A. de C.V., Inmuebles Trevisa, S.A. de
                                           C.V., and Servicios Tecnicos Hidraulicos, S.A. de C.V., and a
                                           member of the board of directors of Invercap Holdings, S.A. de
                                           C.V.  He is a brother of Roberto Zambrano Villarreal, a member of our board of directors.

Tomas Brittingham Longoria                 Has been a member of our board of directors since 2002.
                                           Previously served as an alternate member of our board of
                                           directors from 1987 until 2002.  He was a member of our Audit
                                           Committee from 2002 to 2006, and has been a member of our
                                           Corporate Practices and Audit Committee since 2006.  He is chief executive officer of Laredo Autos, S.A. de C.V.  He is a son of Eduardo Brittingham Sumner, an alternate member of our board of directors.

Jose Manuel Rincon Gallardo                Has been a member of our board of directors since 2003.  He is also the board's "financial expert" and a member of our
                                           Corporate Practices and Audit Committee.  He is president of the board of directors of Sonoco de Mexico, S.A. de C.V.,
                                           member of the board of directors and audit committee of Grupo
                                           Financiero Banamex, S.A. de C.V., Grupo Herdez, S.A. de C.V.,
                                           General de Seguros, S.A.B., Kansas City Southern, and Grupo
                                           Aeroportuario del Pacifico, and member of the board of
                                           directors of Laboratorio Sanfer-Hormona, and Lockton de
                                           Mexico.  Mr. Rincon Gallardo is a member of Instituto Mexicano de Contadores Publicos, A.C., and Instituto Mexicano de
                                           Ejecutivos de Finanzas, A.C.  Mr. Rincon Gallardo was managing partner of KPMG Mexico, and was a member of the board of
                                           directors of KPMG United States and KPMG International.

Tomas Milmo Santos                         Has been a member of our board of directors since 2006.  Mr.
                                           Milmo Santos served as an alternate member of our board of directors from 2001 to 2006.  He is chief executive officer and president of the board of directors of Axtel, S.A. de C.V., a telecommunications company that operates in the local, long distance and data transfer market.  He is also a member of the board of directors of Cemex Mexico, HSBC Mexico, and ITESM.
                                           Mr. Milmo Santos holds a degree in economics


                                           from Stanford University. Mr. Milmo Santos is a nephew of Lorenzo
                                           H. Zambrano, our chief executive officer and chairman of our board of directors, and a nephew of Lorenzo Milmo Zambrano and
                                           Rogelio Zambrano Lozano, both members of our board of directors.

Alternate Directors

         Set forth below are the names of the alternate members of our board of directors. The alternate members of our board serve for one-year terms.

Eduardo Brittingham Sumner                 Has been an alternate member of our board of directors since
                                           2002. Previously served as a regular member of our board of directors from 1967 until 2002. He is also general director of
                                           Laredo Autos, S.A. de C.V., Auto Express Rapido Nuevo Laredo,
                                           S.A. de C.V., Consorcio Industrial de Exportacion, S.A. de C.V.,
                                           and an alternate member of the board of directors of Vitro,
                                           S.A.B. He is the father of Tomas Brittingham Longoria, a member of our board of directors.

Jorge Garcia Segovia                       Has been an alternate member of our board of directors since
                                           1985. He is also a member of the board of directors of Compania
                                           Industrial de Parras, S.A.B. de C.V., Compania Minera Autlan,
                                           S.A.B. de C.V., and Hoteles City Express, S.A. de C.V. He is a
                                           brother of Armando J. Garcia Segovia, our executive vice
                                           president of development and a member of our board of directors, and first cousin of Rodolfo Garcia Muriel, a member of our board of directors.

Luis Santos de la Garza                    Has been an alternate member of our board of directors since
                                           2006. Previously, he served as statutory examiner (comisario)
                                           from 1989 to 2006. Mr. Santos de la Garza was federal senator for the State of Nuevo Leon, from 1997 to 2000, and was an advisor to the Legal Counsel of the Mexican President from 2001 to 2002. He is a founding partner of the law firm
                                           Santos-Elizondo-Cantu-Rivera-Gonzalez-De la Garza-Mendoza, S.C.

Fernando Ruiz Arredondo                    Has been an alternate member of our board of directors since
                                           2006. Previously, he served as alternate statutory examiner
                                           (comisario suplente) from 1981 to 2006. Mr. Ruiz Arredondo is also a member of the board of directors of Value Grupo
                                           Financiero, S.A. de C.V.

BOARD PRACTICES

         In compliance with the new Mexican securities markets law (Ley del Mercado de Valores), which was enacted on December 28, 2005 and became effective on June 28, 2006, our shareholders approved, at a general extraordinary meeting of shareholders held on April 27, 2006, a proposal to amend various articles of our by-laws, or estatutos sociales, in order to improve our standards of corporate governance and transparency, among other matters. The amendments include outlining the fiduciary duties of the members of our board of directors, who are now required:

         o to perform their duties in a value-creating manner for the benefit of CEMEX without favoring a specific shareholder or group of shareholders;

         o to act diligently and in good faith by adopting informed decisions; and

         o to comply with their duty of care and loyalty, abstaining from engaging in illicit acts or activities.

         The new law also eliminated the position of statutory examiner, whose duties of surveillance are now the responsibility of the board of directors, fulfilled through the new corporate practices and audit committee, as well as through the external auditor who audits the entity's financial statements, each within its professional role. With its new surveillance duties, our board of directors is no longer in charge of managing CEMEX; instead, this is the responsibility of our chief executive officer.

         Pursuant to the new law and our by-laws, at least 25% of our directors must qualify as independent directors.

         We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

         The Corporate Practices and Audit Committee

         The new Mexican securities market law required us to create, in addition to our then existing audit committee, a corporate practices committee comprised entirely of independent directors. In compliance with this new requirement, we increased the responsibilities of our audit committee and changed its name to "corporate practices and audit committee." Effective as of July 3, 2006, our corporate practices and audit committee is responsible for:

         o evaluating our internal controls and procedures, and identifying material deficiencies;

         o following up with corrective and preventive measures in response to any non-compliance with our operation and accounting guidelines and policies;

         o    evaluating the performance of our external auditors;

         o describing and valuing non-audit services performed by our external auditor;

         o    reviewing our financial statements;

         o assessing the effects of any modifications to the accounting policies approved during any fiscal year;

         o overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees;

         o ensuring that resolutions adopted at our shareholders' or board of directors' meetings are executed;

         o    evaluating the performance of our executive officers;

         o    reviewing related party transactions;

         o    reviewing the compensation paid to our executive officers; and

         o evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities.

         Under our bylaws and Mexican securities laws, all members of the corporate practices and audit committee, including its president, are required to be independent directors.

         Set forth below are the names of the members of our current corporate practices and audit committee. The terms of the members of our corporate practices and audit committee are indefinite, and members may only be removed by a resolution of the board of directors. Jose Manuel Rincon Gallardo qualifies as an "audit committee financial expert." See "Item 16A--Audit Committee Financial Expert."

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

COMPENSATION OF OUR DIRECTORS AND MEMBERS OF OUR SENIOR MANAGEMENT

         For the year ended December 31, 2006, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately U.S.$41.4 million. Approximately U.S.$11.4 million of this amount was paid as base compensation, U.S.$27.2 million was paid to purchase 7,560,034 CPOs pursuant to the Restricted Stock Incentive Plan, or RSIP, described below under "-- Restricted Stock Incentive Plan (RSIP)," and approximately U.S.$2.9 million as executive performance bonuses. In 2006, as a result of our strategy to reduce the volatility of our RSIP, the nominal compensation received by eligible employees, including our directors and senior managers, increased in proportion to the additional number of CPOs required to be purchased. For more information about our revised RSIP strategy, see "-- Restricted Stock Incentive Plan (RSIP)."

         Several key executives also participate in a bonus plan that distributes a bonus pool based on our operating performance. This bonus is calculated and paid annually, a portion in cash and another portion in restricted CPOs under a RSIP, according to responsibility level.

Employee Stock Option Plan (ESOP)

         In 1995, we adopted an employee stock option plan, or ESOP, under which we were authorized to grant members of our board of directors, members of our senior management and other eligible employees options to acquire our CPOs. Our obligations under the plan are covered by shares held in a trust created for such purpose (initially 216,300,000 shares). As of December 31, 2006, after giving effect to the exchange programs of November 2001 and February 2004 described below, and the exercise of options that has occurred through that date, options to acquire 5,075,073 CPOs remained outstanding, with a weighted average exercise price of approximately Ps7.12 per CPO, and a weighted average remaining tenure of approximately 2.1 years.

         In November 2001, starting with the 2001 voluntary exchange program described below, we incorporated new features to our ESOP, including an escalating strike price in dollars, increasing at an annual rate of 7%, adjusted downward by dividends paid. Options under this amended ESOP were hedged by non-dilutive equity forward contracts.

         In February and December 2004, in the context of the voluntary exchange program and the voluntary early exercise program described below, we further amended our ESOP. The amendments provided, among other things, that the options would be automatically exercised at predetermined prices per CPO; if, at any time during the life of the options, the CPO closing market price reached or exceeded those predetermined prices. As of December 31, 2006, all predetermined prices had been reached and, therefore, all options under the amended ESOP with predetermined exercise prices had been automatically exercised. Under the terms of the amended ESOP, all gains realized through exercise of the options were invested in restricted CPOs. The restricted CPOs received upon exercise of the options are held in a trust on behalf of each employee. The restrictions gradually lapse, at which time the CPOs become freely transferable and the employee may withdraw them from the trust.

CEMEX, Inc. ESOP

         As a result of the acquisition of CEMEX, Inc. (formerly Southdown, Inc.) in November 2000, we established a stock option program for CEMEX, Inc.'s executives for the purchase of our ADSs. The options granted under the program have a fixed exercise price in Dollars equivalent to the average market price of one ADS during a six month period before the grant date and have a 10-year term. Twenty-five percent of the options vested annually during the first four years after their grant date. The options are covered using shares currently owned by our subsidiaries, thus potentially increasing stockholders' equity and the number of shares outstanding. As of December 31, 2006, considering the options granted since 2001, and the exercise of options that has occurred through that date, options to acquire 2,459,906 ADSs remained outstanding under this program. These options have a weighted average exercise price of approximately U.S.$1.33 per CPO, or U.S.$13.30 per ADS as each ADS currently represents 10 CPOs.

         Stock options activity during 2005 and 2006, the balance of options outstanding as of December 31, 2005 and 2006 and other general information regarding our stock option programs, is presented in note 17 to our consolidated financial statements included elsewhere in this annual report.

         As of December 31, 2006, the following ESOP options to purchase our securities were outstanding:

                                  Number of CPOs or CPO                        Range of exercise
          Title of security      equivalents underlying                        prices per CPO or
          underlying options             options           Expiration Date       CPO equivalent
          ------------------     ----------------------    ---------------     -----------------
             CPOs (Pesos)               5,075,073            2007 - 2011         Ps5.2 - Ps8.9

        CPOs (Dollars) (may be                                                    U.S.$1.10 -
       instantly cash-settled)          7,387,468            2011 - 2013           U.S.$1.60

       CPOs (Dollars) (receive
           restricted CPOs)            66,410,081                2012              U.S.$1.90

                                                                                  U.S.$1.00 -
           CEMEX, Inc. ESOP            24,599,060            2011 - 2015           U.S.$1.90


         As of December 31, 2006, our senior management and directors held the following ESOP options to acquire our securities:

                                  Number of CPOs or CPO                        Range of exercise
          Title of security      equivalents underlying                        prices per CPO or
          underlying options             options           Expiration Date       CPO equivalent
          ------------------     ----------------------    ---------------     -----------------
       CPOs (Dollars) (receive
           restricted CPOs)            26,318,362                2012              U.S.$1.90


         As of December 31, 2006, our employees and former employees, other than senior management and directors, held the following ESOP options to acquire our securities:

                                  Number of CPOs or CPO                        Range of exercise
          Title of security      equivalents underlying                        prices per CPO or
          underlying options             options           Expiration Date       CPO equivalent
             CPOs (Pesos)               5,075,073            2007 - 2011         Ps5.2 - Ps8.9
          ------------------     ----------------------    ---------------     -----------------
        CPOs (Dollars) (may be                                                    U.S.$1.10 -
       instantly cash-settled)          7,387,468            2011 - 2013           U.S.$1.60

       CPOs (Dollars) (receive
           restricted CPOs)            40,091,719                2012              U.S.$1.90

                                                                                  U.S.$1.00 -
           CEMEX, Inc. ESOP            24,599,060            2011 - 2015           U.S.$1.90

The November 2001 Voluntary Exchange Program

         In November 2001, we implemented a voluntary exchange program to offer participants in our ESOP new options in exchange for their existing options. The new options had an escalating strike price in Dollars and were hedged by our equity forward contracts, while the old options had a fixed strike price in Pesos. The executives who participated in this program exchanged their options to purchase CPOs at a weighted average strike price of Ps34.11 per CPO, for cash equivalent to the intrinsic value on the exchange date and new options to purchase CPOs with an escalating dollar strike price set at U.S.$4.93 per CPO as of December 31, 2001, growing by 7% per annum less dividends paid on the CPOs. Of the old options, 57,448,219 (approximately 90.1%) were exchanged for new options in the voluntary exchange program and 8,695,396 were not exchanged. In the context of the program, 81,630,766 new options were issued, in addition to 7,307,039 of the new options that were purchased by participants under a voluntary purchase option that was also part of the exchange. As of December 31, 2006, considering the options granted under the program, the exercise of options through that date, the result of the February 2004 exchange program described below and the 2004 voluntary early exercise program, 1,555,114 options to acquire 7,387,468 CPOs remained outstanding under this program, with a weighted average exercise price of approximately U.S.$1.36 per CPO. As of December 31, 2006, the outstanding options under this program had a remaining tenure of approximately 5.3 years.

The February 2004 Voluntary Exchange Program

         In February 2004, we implemented a voluntary exchange program to offer ESOP participants, as well as holders of options granted under our existing voluntary employee stock option plan, or VESOP, new options in exchange for their existing options. Under the terms of the exchange offer, participating employees surrendered their options in exchange for new options with an initial strike price of U.S.$5.05 per CPO and a life of 8.4 years, representing respectively the weighted average strike price and maturity of existing options. The strike price of the new options increased annually at a 7% rate, less dividends paid on the CPOs. Holders of these options were entitled to receive an annual payment of U.S.$0.10 net of taxes per option outstanding as of the payment date until exercise or maturity of the options, which was scheduled to grow annually at a 10% rate.

         The new options were exercisable at any time at the discretion of their holders, and would be automatically exercised if, at any time during the life of the options, the closing CPO market price reached U.S.$7.50. Any gain realized through the exercise of these options was required to be invested in restricted CPOs at a 20% discount to market. The restrictions would be removed gradually within a period of between two and four years, depending on the exercise date.

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

The 2004 Voluntary Early Exercise Program

         In December 2004, we offered ESOP and VESOP participants new options, conditioned on the participants exercising and receiving the intrinsic value of their existing options. As a result of this program, 120,827,370 options from the February 2004 voluntary exchange program, 16,580,004 options from other ESOPs, and 399,848 options from VESOP programs were exercised, and we granted a total of 139,151,236 new options. The new options had an initial strike price of US$7.4661 per CPO, which was US$0.50 above the closing CPO market price on the date on which the old options were exercised, and which increased at a rate of 5.5% per annum. All gains from the exercise of these new options would be paid in restricted CPOs. The restrictions would be removed gradually within a period of between two and four years, depending on the exercise date.

         The new options could be exercised at any time at the discretion of their holders. Of the 139,151,236 new options, 120,827,370 would be automatically exercised if the closing CPO market price reached U.S.$8.50, while the remaining 18,323,866 options did not have an automatic exercise threshold. Holders of these options were entitled to receive an annual payment of US$0.10 net of taxes per option outstanding as of the payment date until exercise or maturity of the options or until the closing CPO market price reached U.S.$8.50, which payment was scheduled to grow annually at a 10% rate.

         On June 17, 2005, the closing CPO market price reached U.S.$8.50, and, as a result, all outstanding options subject to automatic exercise were automatically exercised and the annual payment to which holders of the remaining options were entitled was terminated.

         For accounting purposes under Mexican FRS and U.S. GAAP, as of December 31, 2006, we accounted for the options granted under the February 2004 voluntary exchange program by means of the fair value method through earnings. See notes 3T and 17 to our consolidated financial statements included elsewhere in this annual report.

Voluntary Employee Stock Option Plan (VESOP)

         During 1998, 1999, 2002 and 2003, we established voluntary employee stock option plans, or VESOPs, pursuant to which managers and senior executives elected to purchase options to CPOs. As of December 31, 2006, there were 5,000 options to acquire 24,431 CPOs, with an exercise price of U.S.$1.5860 per CPO and a remaining life of approximately five years, outstanding from options sold to executives under a VESOP in April 2002.

         As of December 31, 2006, no member of our senior management or board of directors held any VESOP options to acquire our securities.

Restricted Stock Incentive Plan (RSIP)

         Since January 2005, we have been changing our long-term variable compensation programs from stock option grants to restricted stock awards under a Restricted Stock Incentive Plan, or RSIP. Under the terms of the RSIP, eligible employees are allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. Before 2006, we distributed annually to a trust an amount in cash sufficient to purchase in the market, on behalf of each eligible employee, 25% of such employee's allocated number of CPOs. During 2006, in order to reduce the volatility of our RSIP, we began to distribute annually an amount in cash sufficient to purchase 100% of the allocated CPOs for each eligible employee. Although the vesting period of the restricted CPOs and other features of the RSIP did not change as a result of this new policy, the nominal amount of annual compensation received by eligible employees increased in proportion to the additional number of CPOs received as a result of the new policy. The CPOs purchased by the trust will be held in a restricted account by the trust on behalf of each employee for one year. At the end of the one-year period the restrictions will lapse, at which time the CPOs will become freely transferable and the employee may withdraw them from the trust.

         During 2006, approximately 29.9 million CPOs were purchased by the trust on behalf of eligible employees pursuant to the Restricted Stock Incentive Plan, of which approximately 7.56 million were purchased for members of our senior management and board of directors.

EMPLOYEES

         The information set forth in this section does not take into account the Rinker acquisition, which occurred after December 31, 2006.

         As of December 31, 2006, we had approximately 54,635 employees worldwide, which represented an increase of 3.7% from year-end 2005. This increase was mainly attributable to additional hiring in Mexico during 2006.

         The following table sets forth the number of our full-time employees and a breakdown of their geographic location at the end of each of the last three fiscal years:

                                                        2004      2005      2006
                                                        ----      ----      ----

North America.......................................
    Mexico..........................................   11,689    13,044   15,130
    United States...................................    5,010     9,657    9,109
Europe..............................................
    Spain...........................................    2,851     2,838    3,102
    United Kingdom..................................       --     6,237    6,020
    Rest of Europe..................................      135    10,714   11,034
South America, Central America and the Caribbean....    5,108     6,309    6,376
Africa and the Middle East..........................      929     2,364    2,416
Asia................................................      957     1,511    1,448

         Employees in Mexico have collective bargaining agreements on a plant-by-plant basis, which are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2006, more than 300 contracts with different labor unions were renewed.

         Approximately one-fifth of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Boilermakers and the International Brotherhood of Teamsters. Collective bargaining agreements are in effect at all our U.S. plants and have various expiration dates from 2007 through 2013. As of March 31, 2006, Rinker Materials had approximately 46 different collective bargaining agreements with a number of unions, covering approximately 4,400 of its employees.

         Our Spanish union employees have contracts that are renewable every two to three years on a company-by-company basis. Employees in the ready-mix concrete, mortar, aggregates and transport sectors have collective bargaining agreements by sector. Executive compensation in Spain is subject to our institutional policies and influenced by the local labor market.

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

         In Germany, most of our operations have collective bargaining agreements with the Industriegewerkschaft - BAUEN AGRAR UMWELT - IG B.A.U. union. In addition to the collective bargaining agreements, there are internal company agreements, negotiated between the workers council and the company itself.

         In France, less than 20% of our employees are members of one of the five main unions. Each union is represented in the company mainly in Paris and in Southern France. All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comite d'Entreprise).

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

         As of March 31, 2006, Rinker had approximately 61 enterprise bargaining agreements and certified agreements in Australia, covering approximately 2,300 of its employees.

         Overall, we consider our relationships with labor unions representing our employees to be satisfactory.

SHARE OWNERSHIP

         As of March 31, 2007, our senior management and directors and their immediate families owned, collectively, approximately 4.74% of our outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. No individual director or member of our senior management beneficially owned one percent or more of any class of our outstanding capital stock.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
         -------------------------------------------------

MAJOR SHAREHOLDERS

         Based upon information contained in a statement on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2007, as of December 31, 2006, Southeastern Asset Management, Inc., an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 53,455,500 ADSs and 15,276,032 CPOs, representing a total 549,831,032 CPOs or approximately 7% of our outstanding capital stock. Southeastern Asset Management, Inc. does not have voting rights different from our other non-Mexican holders of CPOs.

         Other than Southeastern Asset Management, Inc., the CPO trust and the shares and CPOs owned by our subsidiaries, we are not aware of any person that is the beneficial owner of five percent or more of any class of our voting securities.

         As of March 31, 2007, our outstanding capital stock consisted of 15,778,133,836 Series A shares and 7,889,066,918 Series B shares, in each case including shares held by our subsidiaries.

         As of March 31, 2007, a total of 15,295,243,004 Series A shares and 7,647,621,502 Series B shares were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders' meeting, the A shares held in the CPO trust are voted in accordance with the vote cast by holders of the majority of A shares held by Mexican nationals and B shares voted at that meeting of shareholders.

         As of March 31, 2007, through our subsidiaries, we owned approximately
558.2 million CPOs, representing approximately 7.3% of our outstanding CPOs and 7.1% of our outstanding voting stock. These CPOs are voted at the direction of our management. From time to time, our subsidiaries are active participants in the trading market for our capital stock; as a result, the levels of our CPO and share ownership by those subsidiaries are likely to fluctuate. Our voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, an additional 58.7 million CPOs, representing approximately 0.8% of our outstanding CPOs and 0.7% of our outstanding voting stock, were held in a derivative instrument hedging expected cash flows of stock options exercises in the short and medium term.

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

         As of March 26, 2007, we had 147,713 ADS holders of record in the United States, holding approximately 62% of our outstanding CPOs.

         On April 27, 2006, our shareholders approved a stock split, which occurred on July 17, 2006. In connection with the stock split, each of our existing series A shares was surrendered in exchange for two new series A shares, and each of our existing series B shares was surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, distributed one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs did not change as a result of the stock split; each ADS represents ten new CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders did not change as a result of the stock split. The financial data set forth in this annual report have been adjusted to give effect to the stock split.

RELATED PARTY TRANSACTIONS

         Mr. Bernardo Quintana Isaac, a member of our board of directors, is chief executive officer and chairman of the board of directors of Grupo ICA, S.A. de C.V., or Grupo ICA, a large Mexican construction company. In the ordinary course of business, we extend financing to Grupo ICA for varying amounts at market rates, as we do for our other customers.

         In the past, we have extended loans of varying amounts and interest rates to our directors and executives. During 2006 and as of March 31, 2007, we did not have any outstanding loans to any of our directors or members of senior management.

ITEM 8 - FINANCIAL INFORMATION
         ---------------------

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18 -- "Financial Statements" and "Index to Consolidated Financial Statements."

LEGAL PROCEEDINGS

         See Item 4 -- "Information on the Company -- Regulatory Matters and Legal Proceedings."

DIVIDENDS

         A declaration of any dividend by us is made by our shareholders at a general ordinary meeting. Any dividend declaration is usually based upon the recommendation of our board of directors. However, the shareholders are not obligated to approve the board's recommendation. We may only pay dividends from retained earnings included in financial statements that have been approved by our shareholders and after all losses have been paid for, a legal reserve equal to 5% of our paid-in capital has been created and our shareholders have approved the relevant dividend payment. According to 1999 Mexican tax reforms, all shareholders, excluding Mexican corporations, that receive a dividend in cash or in any other form are subject to a withholding tax. See Item 10 -- "Additional Information -- Taxation -- Mexican Tax Considerations." Since we conduct our operations through our subsidiaries, we have no significant assets of our own except for our investments in those subsidiaries. Consequently, our ability to pay dividends to our shareholders is dependent upon our ability to receive funds from our subsidiaries in the form of dividends, management fees, or otherwise. Some of our credit agreements and debt instruments and some of those of our subsidiaries contain provisions restricting our ability, and that of our subsidiaries, as the case may be, to pay dividends if financial covenants are not maintained. As of December 31,

2006, we and our subsidiaries were in compliance with, or had obtained waivers in connection with, those covenants. See Item 3 -- "Key Information -- Risk Factors -- We have incurred and will continue to incur debt, which could have an adverse effect on the price of our CPOs and ADSs, result in us incurring increased interest costs and limit our ability to distribute dividends, finance acquisitions and expansions and maintain flexibility in managing our business activities."

         Although our board of directors currently intends to continue to recommend an annual dividend on the common stock, the recommendation whether to pay and the amount of those dividends will continue to be based upon, among other things, earnings, cash flow, capital requirements and our financial condition and other relevant factors.

         Owners of ADSs on the applicable record date will be entitled to receive any dividends payable in respect of the A shares and the B shares underlying the CPOs represented by those ADSs; however, as permitted by the deposit agreement pursuant to which our ADSs are issued, we may instruct the ADS depositary not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs, as we did in connection with the dividend for the 2005 and 2006 fiscal years, as described below. The ADS depositary will fix a record date for the holders of ADSs in respect of each dividend distribution. Unless otherwise stated, the ADS depositary has agreed to convert cash dividends received by it in respect of the A shares and the B shares underlying the CPOs represented by ADSs from Pesos into Dollars and, after deduction or after payment of expenses of the ADS depositary, to pay those dividends to holders of ADSs in Dollars. We cannot assure holders of our ADSs that the ADS depositary will be able to convert dividends received in Pesos into Dollars.

         The following table sets forth the amounts of annual cash dividends paid in Pesos, on a per share basis, and a convenience translation of those amounts into Dollars based on the CEMEX accounting rate as of December 31, 2006:

                                                   DIVIDENDS PER SHARE
                                           --------------------------------
                                           CONSTANT PESOS           DOLLARS
                                           --------------           -------
     2002.......................                0.21                 0.02
     2003.......................                0.22                 0.02
     2004.......................                0.21                 0.02
     2005.......................                0.45                 0.04
     2006.......................                0.25                 0.02


         Dividends declared at each year's annual shareholders' meeting are in respect of dividends for the preceding year. In recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year's results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in recent years, expressed in constant Pesos as of December 31, 2006, were as follows: 2002, Ps0.64 per CPO (or Ps0.21 per share); 2003, Ps0.67 per CPO (or Ps0.22 per share); 2004, Ps0.64 per CPO (or Ps0.21 per share); 2005, Ps1.36 per CPO (or Ps0.45 per share); and 2006, Ps0.75 per CPO (or Ps0.25 per share). As a result of dividend elections made by shareholders, in 2002, Ps286 million in cash was paid and approximately 256 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; in 2003, Ps74 million in cash was paid and approximately 396 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year; in 2004, Ps176 million in cash was paid and approximately 300 million additional CPOs were issued in respect of dividends declared for the 2003 fiscal year; in 2005, Ps414 million in cash was paid and approximately 266 million additional CPOs were issued in respect of dividends declared for the 2004 fiscal year; and in 2006, Ps148 million in cash was paid and approximately 212 million additional CPOs were issued in respect of dividends declared for the 2005 fiscal year.

         At our 2006 annual shareholders' meeting, which was held on April 26, 2007, our shareholders approved a dividend for the 2006 fiscal year of the Peso equivalent of U.S.$0.0745 per CPO (U.S.$0.02483 per share) or Ps0.80 (Ps0.27 per share), based on the Peso/Dollar exchange rate in effect for May 31, 2007 of Ps10.7873 to U.S.$1.00, as published by the Mexican Central Bank. Holders of our series A shares, series B shares and CPOs are entitled to receive the dividend in either stock or cash consistent with our past practices; however, as we did in respect of the dividend for the 2006 fiscal year, under the terms of the deposit agreement pursuant to which our ADSs are issued, we instructed the depositary for the ADSs not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs. As a result of dividend elections made by shareholders, in June 2007, approximately Ps140 million in cash was paid and approximately 189 million additional CPOs were issued in respect of dividends declared for the 2006 fiscal year. The final amount of the increase in the variable part of our capital stock, based on the number of stock dividend election decisions, was approximately Ps6,199 million.

SIGNIFICANT CHANGES

         Except as described herein, no significant change has occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9 - OFFER AND LISTING
         -----------------

MARKET PRICE INFORMATION

         Our CPOs are listed on the Mexican Stock Exchange and trade under the symbol "CEMEX.CPO." Our ADSs, each of which currently represents ten CPOs, are listed on the New York Stock Exchange and trade under the symbol "CX." The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for CPOs on the Mexican Stock Exchange and the high and low sales prices in Dollars for ADSs on the NYSE. The information below gives effect to the two-for-one stock split in our CPOs and ADSs approved by our shareholders on April 27, 2006, which occurred on July 17, 2006, and prior stock splits.


                    CALENDAR PERIOD                            CPOS(1)                           ADSS
                    ---------------                 ----------------------           -------------------------
        Yearly                                        HIGH            LOW                 HIGH            LOW
        ------                                      ---------       -------          -----------     ---------
        2002....................................     Ps15.46        Ps9.77           U.S.$16.50      U.S.$9.63
        2003....................................       14.88          8.91                13.32           8.16
        2004....................................       20.50         14.57                18.28          12.99
        2005....................................       33.25         18.88                30.99          17.06
        2006....................................       39.35         27.25                36.04          23.78
        Quarterly
        2005
           First quarter........................       23.38         19.50                21.26          17.27
           Second quarter.......................       23.51         18.88                21.86          17.06
           Third quarter........................       28.65         22.45                26.90          20.93
           Fourth quarter.......................       33.25         25.60                30.99          23.39
        2006
           First quarter .......................       36.02         29.65                33.55          28.00
           Second quarter.......................       39.35         27.25                36.04          23.78
           Third quarter........................       34.75         29.50                30.80          26.75
           Fourth quarter.......................       36.85         32.30                33.99          29.57
        2007
           First quarter .......................       41.60         35.01                38.01          31.20
        Monthly
        2006-2007
           November.............................       36.00         32.50                32.81          30.07
           December.............................       36.85         34.68                33.99          32.00
           January..............................       39.70         35.10                36.37          31.71
           February.............................       41.60         37.00                38.01          32.71
           March................................       38.95         35.01                35.42          31.20
           April................................       39.41         35.10                35.94          32.16
           May..................................       42.69         35.33                39.80          31.97

________________________
Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1) As of December 31, 2006, approximately 96.9% of our outstanding share capital was represented by CPOs.

         On June 19, 2007, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps41.85 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$38.88 per ADS.

ITEM 10 - ADDITIONAL INFORMATION
          ----------------------

ARTICLES OF ASSOCIATION AND BY-LAWS

General

         Pursuant to the requirements of Mexican corporation law, our articles of association and by-laws, or estatutos sociales, have been registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, Mexico, under entry number 21, since June 11, 1920.

         We are a holding company engaged, through our operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. Our objectives and purposes can be found in article 2 of our by-laws. We are a global cement manufacturer, with operations in North, Central and South America, Europe, the Caribbean, Asia, Oceania and Africa. We plan to continue focusing on the production and sale of cement and ready-mix concrete, as we believe that this strategic focus has enabled us to grow our existing businesses and to expand our operations internationally.

         We have two series of common stock, the series A common stock, with no par value, or A shares, which can only be owned by Mexican nationals, and the series B common stock, with no par value, or B shares, which can be owned by both Mexican and non-Mexican nationals. Our by-laws state that the A shares may not be held by non-Mexican persons, groups, units or associations that are foreign or have participation by foreign governments or their agencies. Our by-laws also state that the A shares shall at all times account for a minimum of 64% of our total outstanding voting stock. Other than as described herein, holders of the A shares and the B shares have the same rights and obligations.

         In 1994, we changed from a fixed capital corporation to a variable capital corporation in accordance with Mexican corporation law and effected a three-for-one split of all our outstanding capital stock. As a result, we changed our corporate name from CEMEX, S.A. to CEMEX, S.A. de C.V., established a fixed capital account and a variable capital account and issued one share of variable capital stock of the same series for each eight shares of fixed capital stock held by any shareholder, after giving effect to the stock split. At our 2005 annual shareholders' meeting held on April 27, 2006, pursuant to requirements of the new Mexican securities markets law, our shareholders authorized the change of CEMEX's legal and commercial name to CEMEX, Sociedad Anonima Bursatil de Capital Variable, or CEMEX, S.A.B. de C.V., effective as of July 3, 2006, indicating that we are a publicly traded stock corporation.

         Each of our fixed and variable capital accounts is comprised of A shares and B shares. Under the new Mexican securities law and our by-laws, holders of shares representing variable capital are not entitled to have those shares redeemed.

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

         On September 15, 1999, our shareholders approved a stock split, and for every one of our shares of any series we issued two series A shares and one series B share. Concurrently with this stock split, we also consummated an exchange offer to exchange new CPOs and new ADSs representing the new CPOs for our then existing A shares, B shares and ADSs, and converted our then existing CPOs into the new CPOs. As of December 31, 2006, approximately 96.9% of our outstanding share capital was represented by CPOs, a portion of which is represented by ADSs.

         At a general extraordinary meeting of shareholders held on April 28, 2005, our shareholders approved a two-for-one stock split, which became effective on July 1, 2005. In connection with this stock split, each of our existing series A shares was surrendered in exchange for two new series A shares, and each of our existing series B shares was surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. The number of our existing ADSs did not change as a result of the stock split. Instead, the ratio of CPOs to ADSs was modified so that each existing ADS represented ten new CPOs following the stock split and the CPO trust amendment.

         At the 2005 annual shareholders' meeting held on April 27, 2006, our shareholders approved a new stock split, which became effective on July 17, 2006. In connection with this new two-for-one stock split, each of our existing series A shares was surrendered in exchange for two new series A shares, and each of our existing series B shares was surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new series A shares and one new series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, distributed one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs did not change as a result of the stock split; each ADS continued to represent ten CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders did not change as a result of this stock split.

         As of December 31, 2006, our capital stock consisted of 25,110,308,208 issued shares. As of December 31, 2006, series A shares represented 66.67% of our capital stock, or 16,740,205,472 shares, of which 15,778,133,836 shares were subscribed and paid, 536,248,572 shares were treasury shares and 425,823,064 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder, but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. As of December 31, 2006, series B shares represented 33.33% of our capital stock, or 8,370,102,736 shares, of which 7,889,066,918 shares were subscribed and paid, 268,124,286 shares were treasury shares and 212,911,532 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder, but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. Of the total of our A shares and B shares outstanding as of December 31, 2006, 13,068,000,000 shares corresponded to the fixed portion of our capital stock and 10,599,200,754 shares corresponded to the variable portion of our capital stock.

         At the 2006 annual shareholders' meeting held on April 26, 2007, in connection with their approval of a dividend for the 2006 fiscal year, our shareholders approved an increase in the variable part of our capital stock through the capitalization of retained earnings in an amount up to Ps7,889 million, through the issuance of up to 960 million series A shares and 480 million series B shares, to be represented by new CPOs. The final amount of the increase in the variable part of our capital stock, based on the number of stock dividend election decisions, was approximately Ps6,199 million. See Item 8 -- "Financial Information -- Dividends" above. In addition, at the 2006 annual shareholders' meeting, our shareholders approved the cancellation of 536,248,572 series A treasury shares and 268,124,286 series B treasury shares.

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

         On April 24, 2003, our shareholders approved changes to our by-laws, incorporating additional provisions and removing some restrictions. The changes that are still in force are as follows:

         o The limitation on our variable capital was removed. Formerly, our variable capital was limited to ten times our minimum fixed capital.

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

         On December 30, 2005, a new Mexican securities law was published in an attempt to continue bringing corporate governance procedures of Mexican listed companies in line with international standards. This new law includes provisions increasing disclosure information requirements, improving minority shareholder rights, and strengthening corporate governance standards.

         Under the new Mexican securities law, we were required to adopt specific amendments to our by-laws within 180 days of the effective date of the new law. Following approval from our shareholders at our 2005 annual shareholders' meeting held on April 27, 2006, we amended and restated our by-laws to incorporate these amendments. The amendments to our by-laws became effective on July 3, 2006. The most significant of these amendments were as follows:

         o The change of our corporate name from CEMEX, S.A. de C.V. to CEMEX, S.A.B. de C.V., which means that we are now called a Publicly Held Company (Sociedad Anonima Bursatil or S.A.B.).

         o The creation of a corporate practices committee, which is a new committee of our board of directors and which is comprised exclusively of independent directors.

         o The elimination of the position of statutory examiner (Comisario) and the assumption of its responsibilities by the board of directors through the audit committee and the new corporate practices committee, as well as through the external auditor who audits our financial statements, each within its professional role.

         o The express attribution of certain duties (such as the duty of loyalty and the duty of care) and liabilities on the members of the board of directors as well as on the relevant officers.

         o The implementation of a mechanism for claims of a breach of a director's or officer's duties, to be brought by us or by holders of 5% or more of our shares.

         o    An increase in the responsibilities of the audit committee.

         o The chief executive officer is now the person in charge of managing the company; previously, this was the duty of the board of directors. The board of directors now supervises the chief executive officer.

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

         Our by-laws provide that shareholders have preemptive rights with respect to the class and in proportion to the number of shares of our capital stock they hold, before any increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be. This preemptive right to subscribe is not applicable to increases of our capital through public offers or through the issuance of our own shares previously acquired by us. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and our by-laws and applicable law provide that this period must be 15 days following the publication of the notice of the capital increase in the Periodico Oficial del Estado de Nuevo Leon.

         Pursuant to our by-laws, significant acquisitions of shares of our capital stock and changes of control of CEMEX require prior approval from our board of directors. Our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person or group becoming a holder of 2% of more of our shares. Our board of directors shall consider the following when determining whether to authorize such transfer of voting shares: a) the type of investors involved; b) whether the acquisition would result in the potential acquirer exercising a significant influence or being able to obtain control; c) whether all applicable rules and our by-laws have been observed by the potential acquirer; d) whether the potential acquirers are our competitors and there is a risk of affecting market competition, or the potential acquirers could have access to confidential and privileged information; e) the moral and economic solvency of the potential acquirers; f) the protection of minority rights and the rights of our employees; and g) whether an adequate base of investors would be maintained. If our board of directors denies the authorization, or the requirements established in our by-laws are not complied with, the persons involved in the transfer shall not be entitled to exercise the voting rights corresponding to the transferred shares, and such shares shall not be taken into account for the determination of the quorums of attendance and voting at shareholders' meetings, nor shall the the transfers be recorded in the shareholder ledger and the registry done by Indeval, the Mexican securities depositary, shall not have any effect.

         Any acquisition of shares of our capital stock representing 30% or more of our capital stock by a person or group of persons requires prior approval from our board of directors and, in the event approval is granted, the acquiror has an obligation to make a public offer to purchase all of the outstanding shares of our capital stock. In the event the requirements for significant acquisitions of shares of our capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders' meetings, we will not record such persons as holders of such shares in our shareholder ledger, and the registry done by the Indeval shall not have any effect.

         Our by-laws require the stock certificates representing shares of our capital stock to make reference to the provisions in our by-laws relating to the prior approval of the board of directors for significant share transfers and the requirements for recording share transfers in our shareholder ledger. In addition, shareholders are responsible for informing us within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of the outstanding shares of a particular class of our capital stock. We are required to maintain a shareholder ledger that records the names, nationalities and domiciles of all significant shareholders, and any shareholder that meets or exceeds these thresholds must be recorded in this ledger if such shareholder is to be recognized or represented at any shareholders' meeting. If a shareholder fails to inform us of its shareholdings reaching a threshold as described above, we will not record the transactions that cause such threshold to be met or exceeded in our shareholder ledger, and such transaction will have no legal effect and will not be binding on us.

         Our by-laws also require that our shareholders comply with legal provisions regarding acquisitions of securities and certain shareholders' agreements that require disclosure to the public.

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

         Our board of directors shall prepare and disclose to the public through the Mexican Stock Exchange, within ten business days after the day the public offer begins, and after consulting the corporate practices and audit committee, its opinion regarding the price of the offer and any conflicts of interests that each of its members may have regarding such offer. This opinion may be accompanied by an additional opinion issued by an independent expert that we may hire.

         Following the expiration of this offer, if the majority shareholders do not acquire 100% of the paid-in capital, such shareholders must place in a trust set up for that purpose for a six-month period an amount equal to that required to repurchase the remaining shares held by investors who did not participate in the offer. The majority shareholders are not obligated to make the offer to purchase if shareholders representing 95% of our share capital waive that right, and the amount offered for the shares is less than 300,000 UDIs (Unidades de Inversion), which are Mexican Peso-denominated investment units that reflect inflation variations. For purposes of these provisions, majority shareholders are shareholders who own a majority of our shares and have sufficient voting power to control decisions at general shareholders' meetings, or who may elect a majority of our board of directors.

Shareholders' Meetings and Voting Rights

         Shareholders' meetings may be called by:

         o our board of directors or the corporate practices and audit committee;

         o shareholders representing at least 10% of the then outstanding shares of our capital stock, by requesting the chairman of our board of directors or our corporate practices and audit committee;

         o any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) have not been dealt with, or (ii) when, for any reason, the required quorum for valid sessions of the corporate practices and audit committee was not reached and the board of directors failed to make the appropriate provisional appointments; or

         o a Mexican court, in the event our board of directors or the corporate practices and audit committee do not comply with the valid shareholders' request indicated above.

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

         An annual general ordinary shareholders' meeting must be held during the first four months after the end of each of our fiscal years to consider the approval of a report of our board of directors regarding our performance and our financial statements for the preceding fiscal year and to determine the allocation of profits from the preceding year. In addition, our annual general ordinary shareholders' meeting must:

         o review the annual reports of our corporate practices and audit committee, our chief executive officer, and our board of directors;

         o elect, remove, or substitute the members of our board of directors;

         o determine the level of independence of the members of our board of directors; and

         o approve any transaction that represents 20% or more of the net worth of CEMEX.

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

         In order to vote at a meeting of shareholders, shareholders must (i) appear on the list that Indeval and the Indeval participants holding shares on behalf of the shareholders prepare prior to the meeting or must deposit prior to that meeting, or (ii) prior to the meeting, deposit the certificates representing their shares at our offices or in a Mexican credit institution or brokerage house, or foreign bank approved by our board of directors to serve this function. The certificate of deposit with respect to the share certificates must be presented to our company secretary at least 48 hours before a meeting of shareholders. Our company secretary verifies that the person in whose favor any certificate of deposit was issued is named in our share registry and issues an admission pass authorizing that person's attendance at the meeting of shareholders.

         Our by-laws provide that a shareholder may only be represented by proxy in a shareholders' meeting with a duly completed form provided by us authorizing the proxy's presence. In addition, our by-laws require that the secretary acting at the shareholders' meeting publicly affirm the compliance by all proxies with this requirement.

         A shareholders' resolution is required to take action on any matter presented at a shareholders' meeting. At an ordinary meeting of shareholders, the affirmative vote of the holders of a majority of the shares present at the meeting is required to adopt a shareholders' resolution. At an extraordinary meeting of shareholders, the affirmative vote of at least 50% of the capital stock is required to adopt a shareholders' resolution, except that when amending
Article 7 (with respect to measures limiting shareholding ownership), Article 10 (relating to the register of shares and significant participations) or Article 22 (specifying the impediments to being appointed a member of our board of directors) of our by-laws, the affirmative vote of at least 75% of the voting stock is needed. The quorum for a first ordinary meeting of shareholders is 50% of our outstanding and fully paid shares, and for the second ordinary meeting is any number of our outstanding and fully paid shares. The quorum for the first extraordinary shareholders' meeting is 75% of our outstanding and fully paid shares, and for the second extraordinary meeting is 50% of our outstanding and fully paid shares.

Rights of Minority Shareholders

         At our general annual shareholders' meeting, any shareholder or group of shareholders representing 10% or more of our voting stock has the right to appoint or remove one member of our board of directors, in addition to the directors appointed by the majority. Such appointment may only be revoked by other shareholders when the appointment of all other directors is also revoked.

         Our by-laws provide that holders of at least 10% of our capital stock are entitled to demand the postponement of the voting on any resolution of which they deem they have not been sufficiently informed.

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

         Under Mexican law, an action for civil liabilities against directors may be initiated by a shareholders' resolution. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, shareholders representing not less than 33% of the outstanding shares may directly exercise that action against the directors; provided that:

         o those shareholders shall not have voted against exercising such action at the relevant shareholders' meeting; and

         o the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs.

         Under our by-laws, shareholders representing 5% or more of our outstanding capital stock may initiate actions exclusively on behalf of CEMEX against members of our board of directors, our corporate practices and audit committee, our chief executive officer, or any relevant executives, for breach of their fiduciary duties or for committing illicit acts or activities. The only requirement is that the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs.

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

Share Repurchases

         If approved by our shareholders at a general shareholders' meeting, we may purchase our outstanding shares for cancellation. We may also repurchase our equity securities on the Mexican Stock Exchange at the then prevailing market prices in accordance with the Mexican securities law. If we intend to repurchase shares representing more than 1% of our outstanding shares at a single trading session, we must inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding shares during a period of twenty trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases through the person or persons approved by our board of directors, through a single broker dealer during the relevant trading session, and without submitting bids during the first and the last 30 minutes of each trading session. We must inform the Mexican Stock Exchange of the results of any share repurchase no later than the business day following any such share repurchase.

Directors' and Shareholders' Conflict of Interest

         Under Mexican law, any shareholder who has a conflict of interest with us with respect to any transaction is obligated to disclose such conflict and is prohibited from voting on that transaction. A shareholder who violates this prohibition may be liable for damages if the relevant transaction would not have been approved without that shareholder's vote.

         Under Mexican law, any director who has a conflict of interest with us in any transaction must disclose that fact to the other directors and is prohibited from participating and being present during the deliberations and voting on that transaction. A director who violates this prohibition will be liable for damages. Additionally, our directors may not represent shareholders in our shareholders' meetings.

Withdrawal Rights

         Whenever our shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change who has voted against it may withdraw from CEMEX and receive an amount calculated as specified by Mexican law attributable to such shareholder's shares, provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

Dividends

         At the annual ordinary general shareholders' meeting, our board of directors submits, for approval by our shareholders, our financial statements together with a report on them prepared by our board of directors and the statutory auditors. Our shareholders, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes, legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of our capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

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

Differences Between Our Corporate Governance Practices and NYSE Standards for Domestic Companies

         For a description of significant ways in which our corporate governance practices differ from those required of domestic companies under NYSE standards, please visit our website at www.cemex.com (under the heading "Investor Center/Corporate Governance").

MATERIAL CONTRACTS

         On June 23, 2003, CEMEX Espana Finance LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers, entered into a Note Purchase Agreement in connection with a private placement by CEMEX Espana Finance, LLC. CEMEX Espana Finance, LLC issued to the institutional purchasers U.S.$103 million aggregate principal amount of 4.77% Senior Notes due 2010, U.S.$96 million aggregate principal amount of 5.36% Senior Notes due 2013 and U.S.$201 million aggregate principal amount of 5.51% Senior Notes due 2015. On October 30, 2006, all guarantors (other than CEMEX Espana) were removed as guarantors under this agreement.

         On March 30, 2004, CEMEX Espana, with Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments, B.V., as guarantors, entered into a Term and Revolving Facilities Agreement with Banco Bilbao Vizcaya Argentaria, S.A. and Societe Generale, as mandated lead arrangers, relating to three credit facilities with an aggregate amount of (euro)250 million and
(Y)19,308,000,000. The first facility was a five-year multi-currency term loan facility with a variable interest rate; the second facility was a 364-day multi-currency revolving credit facility; and the third facility was a five-year Yen-denominated term loan facility with a fixed interest rate. The proceeds of these facilities were used to prepay part of CEMEX Espana's outstanding debt as of that date and for general corporate purposes. On March 18, 2005, the term of the 364-day multi-currency revolving credit facility (up to an aggregate amount of (euro)100 million) was extended for an additional year and on March 31, 2006, all outstanding amounts under this multi-currency revolving credit facility were paid and the multi-currency revolving credit facility expired. On August 5, 2006, (euro)150,000,000 of the multi-currency loan facility was prepaid. On October 30, 2006, all guarantors (other than CEMEX Espana) were removed as guarantors under this agreement. As of December 31, 2006, the (Y)19,308,000,000 credit facility remains outstanding.

         On April 15, 2004, CEMEX Espana Finance LLC, as issuer, CEMEX Espana, Sandworth Plaza Holding B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V., as guarantors, and several institutional purchasers, entered into a Note Purchase Agreement in connection with a private placement by CEMEX Espana Finance, LLC. CEMEX Espana Finance, LLC issued to the institutional purchasers
(Y)4,980,600,000 aggregate principal amount of 1.79% Senior Notes due 2010 and
(Y)6,087,400,000 aggregate principal amount of 1.99% Senior Notes due 2011. The proceeds of the private placement were used to repay existing facilities and for general corporate purposes. On October 30, 2006, all guarantors (other than CEMEX Espana) were removed as guarantors under this agreement.

         On June 23, 2004, we entered into a three-year U.S.$800 million revolving credit facility guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The facility consists of credit lines with two different sublimits. The facility provides for swing line loan availability of U.S.$100 million and has a sublimit for standby letters of credit of U.S.$200 million. The proceeds were applied to refinance outstanding debt. On June 6, 2005, this revolving credit facility was amended and restated; the total facility was reduced to U.S.$700 million and extended to a new four-year period. The sublimits of the swing line and standby letters of credit were left unchanged. On May 9, 2007, the revolving credit facility was extended from a four-year to a five-year period.

         On September 24, 2004, CEMEX Espana (as borrower and guarantor) and Cemex American Holdings, B.V., Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. and Cemex Egyptian Investments B.V. (as guarantors) entered into a U.S.$3.8 billion multi-currency term loan that consisted of three tranches. All proceeds were used in connection with the RMC acquisition. The facilities agreement has been amended and restated on several occasions. As of March 31, 2007, the amended facility is made up of a U.S.$525 million term loan maturing in September 2007, a U.S.$1.05 billion amortizing loan maturing in September 2009 and a U.S.$525 million term loan maturing in July 2011, with a one year extension option. All borrowings under the amended and restated facilities agreement can be denominated in Dollars, Euros, or Pounds, or a combination thereof. On October 30, 2006, all guarantors (other than CEMEX Espana) were removed as guarantors under this agreement. As of the date of this annual report, the maturity of U.S.$512.5 million under the term loan maturing in 2011 has been extended to July 2012.

         On May 31, 2005, we entered into a multi-credit five-year U.S.$1.2 billion revolving credit agreement guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The multi-currency credit facility was entered into to fund the repayment of amounts outstanding under the credit agreement of CEMEX, S.A.B. de C.V. dated April 5, 2005. On June 19, 2006, the agreement was amended to, among other things, create an option for us to request a one-year credit extension. On May 9, 2007, the revolving credit facility was extended from a five-year to a six-year period.

         On June 27, 2005, New Sunward Holding B.V. entered into a U.S.$700 million Term and Revolving Facilities Agreement with several lenders, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas and Citigroup Global Markets as mandated lead arrangers and Citibank, N.A., as agent. This agreement is guaranteed by CEMEX, CEMEX Mexico and Empresas Tolteca de Mexico. The facility consists of two separate U.S.$350 million facilities. The proceeds from this Term and Revolving Facilities Agreement was used to repay all amounts due and payable under the U.S.$1.15 billion term loan agreement dated October 15, 2003 and to pay other debt of New Sunward Holding B.V. The first facility matures in June 2008, and the second facility matures in June 2010.

         On June 13, 2005, CEMEX Espana Finance LLC, as issuer, CEMEX Espana, Cemex Caracas Investments B.V., Cemex Caracas II Investments B.V., Cemex Manila Investments B.V. (subsequently merged with and into Cemex Asia B.V.), Cemex Egyptian Investments B.V., Cemex American Holdings B.V. and Cemex Shipping B.V., as guarantors, and several institutional purchasers, entered into a Note Purchase Agreement in connection with a private placement and issuance by CEMEX Espana Finance, LLC of U.S.$133 million aggregate principal amount of 5.18% Senior Notes due 2010, and U.S.$192 million aggregate principal amount of 5.62% Senior Notes due 2015. The proceeds of the private placement were used to repay existing facilities and for general corporate purposes. On October 30, 2006, all guarantors (other than CEMEX Espana) were removed as guarantors under this agreement.

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

         On September 1, 2005, RMC Mid-Atlantic, LLC, our indirect wholly-owned U.S. subsidiary, and Ready Mix USA entered into an asset purchase agreement pursuant to which we sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million.

         On October 24, 2006, we entered into a U.S.$1.2 billion committed acquisition facility, guaranteed by CEMEX Mexico and Empresas Tolteca de Mexico. The interest rates are as follows: (a) for Mexican Peso loans, the applicable TIIE plus the applicable margin (which ranges from 0.175% to 0.40% based on the date of funding) and (b) for Dollar loans, the applicable LIBO rate plus the applicable margin (which ranges from 0.20% to 0.35% based on the date of funding). This facility will mature 12 months from the date of the initial drawing, unless extended.

         On December 6, 2006, CEMEX Espana entered into a U.S.$9 billion committed acquisition facilities agreement. The first facility was a U.S.$3 billion 364-day multicurrency revolving loan denominated in Dollars or Euros with two optional 6-month extensions. The second facility is a multicurrency three-year U.S.$3 billion term loan denominated in Dollars or Euros. The third facility is a multicurrency five-year U.S.$3 billion term loan denominated in Dollars or Euros. On December 21, 2006, the facilities agreement was amended to include new lenders. The first facility was canceled on June 19, 2007, effective as of June 22, 2007.

         On December 18, 2006, CEMEX, by means of two special purpose vehicles, issued two tranches of fixed-to-floating rate callable perpetual debentures. U.S.$350 million was issued by C5 Capital (SPV) Limited under the first tranche, and the issuer has the option to redeem the debentures on December 31, 2011 and on each interest payment date thereafter. U.S.$900 million was issued by C10 Capital (SPV) Limited under the second tranche, and the issuer has the option to redeem the debentures on December 31, 2016 and on each interest payment date thereafter. Both tranches will pay coupons denominated in Dollars at a fixed rate until the call date and at a floating rate thereafter. Due to its perpetual nature and optional deferral of coupons, this transaction, in accordance with Mexican FRS, qualifies as equity.

         On February 12, 2007, CEMEX, by means of a special purpose vehicle, issued a third tranche of fixed-to-floating rate callable perpetual debentures. U.S.$750 million was issued by C8 Capital (SPV) Limited under this third tranche with a first optional call date on December 31, 2014 and on each interest payment date thereafter. This third issuance will also pay coupons denominated in Dollars at a fixed rate until the call date and at a floating rate thereafter. Due to its perpetual nature and optional deferral of coupons, this transaction, in accordance with Mexican FRS, qualifies as equity.

         On March 5, 2007, CEMEX Finance Europe B.V., issued (euro)900 million in notes paying a fixed coupon of 4.75% and maturing in 2014. The notes have been listed for trading on the London Stock Exchange's Professional Securities Market. The notes are guaranteed by CEMEX Espana.

         On May 9, 2007 CEMEX, by means of a special purpose vehicle, issued a fourth tranche of fixed-to-floating rate callable perpetual debentures.
(euro)730 million was issued by C10-EUR Capital (SPV) Limited under this fourth tranche with a first optional call date on June 30, 2017 and on each interest payment date thereafter. This fourth issuance will pay coupons denominated in Euros at a fixed rate until the call date and at a floating rate thereafter. Due to its perpetual nature and optional deferral of coupons, this transaction, in accordance with Mexican FRS, qualifies as equity.

EXCHANGE CONTROLS

         See Item 3-- "Key Information -- Mexican Peso Exchange Rates."

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

         This summary is based on provisions of the U.S. Internal Revenue Code, or the Code, of 1986, as amended, U.S. Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Shareholders (as defined below) who hold our ADSs or CPOs, as the case may be, as capital assets. This summary does not discuss all aspects of U.S. federal income taxation which may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, persons who own 10% or more of our voting stock, or holders whose functional currency is not the Dollar or U.S. Shareholders who hold a CPO or an ADS as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset). In addition, this summary does not address any aspect of state, local or foreign taxation.

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

         The gross amount of any dividends paid in Pesos will be includible in the income of a U.S. Shareholder in a Dollar amount calculated by reference to the exchange rate in effect the day the Pesos are received by the CPO trustee or successor thereof whether or not they are converted into Dollars on that day. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into Dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

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

Taxation of capital gains on disposition of CPOs or ADSs

         The sale or exchange of CPOs or ADSs will result in the recognition of gain or loss by a U.S. Shareholder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis therein. That gain or loss recognized by a U.S. Shareholder will be long-term capital gain or loss if the U.S. Shareholder's holding period for the CPOs or ADSs exceeds one year at the time of disposition. Long-term capital gain realized by a U.S. Shareholder that is an individual (as well as certain trusts and estates) upon the sale or exchange of CPOs or ADSs before the end of a taxable year which begins before January 1, 2011, generally will be subject to a maximum United States federal income tax rate of 15 percent. The deduction of capital losses is subject to limitations. Gain from the sale or exchange of the CPOs or ADSs usually will be treated as U.S. source for foreign tax credit purposes; losses will generally be allocated against U.S. source income. Deposits and withdrawals of CPOs by U.S. Shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, file reports and information statements and other information with the Securities and Exchange Commission. These reports and information statements and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.

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

                                     PART II


ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          -----------------------------------------------

         None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          ------------------------------------------------------------

         None.

ITEM 15 - CONTROLS AND PROCEDURES
          -----------------------

DISCLOSURE CONTROLS AND PROCEDURES

         We maintain a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Executive Vice President of Planning and Finance, to allow timely decisions regarding required disclosure.

         Our Chief Executive Officer and Executive Vice President of Planning and Finance have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, such officers have concluded that our disclosure controls and procedures are effective as of December 31, 2006.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the rules promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

         Under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control--Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, and testing of the operating effectiveness of controls.

         Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of our internal control over financial reporting as December 31, 2006 has been audited by KPMG, an independent registered public accounting firm, as stated in their report, which can be found on page F-3 below.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

         In 2006, we begun the implementation of an IT platform supporting our business model, that includes an Enterprise Resource Planning ("ERP") system, in some of our operations acquired in Europe in 2005. We plan to continue the implementation of this platform over the course of the next few years, where we consider appropriate. This business model is intended to improve the efficiency of our operations and financial information process. There were no other changes in our internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

         You may view our code of ethics in the corporate governance section of our website (www.cemex.com), or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

                  CEMEX, S.A.B. de C.V.
                  Av. Ricardo Margain Zozaya #325
                  Colonia Valle del Campestre
                  Garza Garcia, Nuevo Leon, Mexico 66265.
                  Attn:  Luis Hernandez or Javier Amaya
                  Telephone:  (011-5281) 8888-8888

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES
           --------------------------------------

         Audit Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps179 million in fiscal year 2006 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2005, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps138 million for these services.

         Audit-Related Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps3 million in fiscal year 2006 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2005, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps6 million for audit-related services.

         Tax Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps25 million in fiscal year 2006 for tax compliance, tax advice and tax planning. KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps32 million for tax-related services in fiscal year 2005.

         All Other Fees: KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps4 million in fiscal year 2006 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2005, KPMG Cardenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps1 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

         During 2006, none of the services provided to us by our external auditors were approved by our audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
           ----------------------------------------------------------

         Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
           AFFILIATED PURCHASERS
           ----------------------------------------------------------

         In connection with our 2004 and 2005 annual shareholders' meetings held on April 28, 2005, and April 27, 2006, respectively, our shareholders approved stock repurchase programs in an amount of up to Ps6,000 million (nominal amount) implemented between April 2005 and April 2007. No shares were purchased under this program.

         In connection with our 2006 annual shareholders' meeting held on April 26, 2007, our shareholders approved a stock repurchase program in an amount of up to Ps6,000 million (nominal amount) to be implemented between April 2007 and April 2008. As of the date of this annual report, no shares had been repurchased under this program.

                                    PART III


ITEM 17 - FINANCIAL STATEMENTS
          --------------------

         Not applicable.

ITEM 18 - FINANCIAL STATEMENTS
          --------------------

         See pages F-1 through F-81, incorporated herein by reference.

ITEM 19 - EXHIBITS

1.1        Amended and Restated By-laws of CEMEX, S.A.B. de C.V. (a)
2.1        Form of Trust Agreement between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco
           Nacional de Mexico, S.A. regarding the CPOs. (b)
2.2        Amendment Agreement, dated as of November 21, 2002, amending the Trust Agreement between CEMEX,
           S.A.B. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs.
           (c)
2.3        Form of CPO Certificate. (b)
2.4        Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated as of August
           10, 1999, among CEMEX, S.A.B. de C.V., Citibank, N.A. and holders and beneficial owners of
           American Depositary Shares. (b)
2.5        Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary
           Shares. (b)
2.6        Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V. (b)
2.7        Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V. (b)
4.1        Note Purchase Agreement, dated June 23, 2003, by and among CEMEX Espana Finance, LLC, as issuer, and several institutional purchasers named therein, in connection with the issuance by
           CEMEX Espana Finance, LLC of U.S.$103 million aggregate principal amount of Senior Notes due
           2010, U.S.$96 million aggregate principal amount of Senior Notes due 2013, U.S.$201 million aggregate principal amount of Senior Notes due 2015. (d)
4.1.1      Amendment No. 1 to Note Purchase Agreement, dated September 1, 2006. (g)
4.2        Euro250,000,000 and Yen19,308,000,000 Term and Revolving Facilities Agreement, dated as of March 30,
           2004, by and among CEMEX Espana, as borrower, Banco Bilbao Vizcaya Argentaria, S.A. and Societe
           Generale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders. (d)
4.3        CEMEX Espana Finance LLC Note Purchase Agreement, dated as of April 15, 2004 for Yen4,980,600,000
           1.79% Senior Notes, Series 2004, Tranche 1, due 2010 and Yen6,087,400,000 1.99% Senior Notes,
           Series 2004, Tranche 2, due 2011. (e)
4.3.1      Amendment No. 1 to CEMEX Espana Finance LLC Note Purchase Agreement, dated September 1, 2006.
           (g)
4.4        U.S.$700,000,000 Amended and Restated Credit Agreement, dated as of June 6, 2005, among CEMEX,
           S.A.B. de C.V., as Borrower and CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A.
           de C.V., as Guarantors, and Barclays Bank PLC as Issuing Bank and Documentation Agent and ING
           Bank N.V. as Issuing Bank and Barclays Capital, the Investment Banking division of Barclays
           Bank Plc as Joint Bookrunner and ING Capital LLC as Joint Bookrunner and Administrative Agent.
           (g)
4.4.1      Amendment No. 1 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated June 21, 2006.
           (g)
4.4.2      Amendment and Waiver Agreement to U.S.$700,000,000 Amended and Restated Credit Agreement, dated dated December 1, 2006. (g)
4.4.3      Amendment No. 3 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated May 9, 2007.
           (g)
4.5        U.S.$3,800,000,000 Term and Revolving Facilities Agreement, dated September 24, 2004 for CEMEX
           Espana, S.A., as Borrower, arranged by Citigroup Global Markets Limited and Goldman Sachs
           International with Citibank International PLC acting as Agent. (e)
4.6        Implementation Agreement, dated September 27, 2004, by and between CEMEX UK Limited and RMC
           Group p.l.c. (e)
4.7        Scheme of Arrangement, dated October 25, 2004, pursuant to which CEMEX UK Limited acquired the outstanding shares of RMC Group p.l.c. (e)
4.8        Asset Purchase Agreement by and between CEMEX, Inc. and Votorantim Participacoes S.A., dated as of February 4, 2005. (e)
4.8.1      Amendment No. 1 to Asset Purchase Agreement, dated as of March 31, 2005, by and between CEMEX,
           Inc. and Votorantim Participacocoes S.A. (e)
4.9        U.S.$1,200,000,000 Term Credit Agreement, dated as of May 31, 2005, among CEMEX, S.A.B. de
           C.V., as Borrower, CEMEX Mexico, S.A. de C.V., as Guarantor, Empresas Tolteca de Mexico, S.A.
           de C.V., as Guarantor, Barclays Bank PLC, as Administrative Agent, Barclays Capital, the
           Investment Banking Division of Barclays Bank PLC, as Joint Lead Arranger and Joint Bookrunner,
           and Citigroup Global Markets Inc., as Documentation Agent, Joint Lead Arranger and Joint
           Bookrunner. (f)


4.9.1      Amendment No. 1 to U.S.$1,200,000,000 Term Credit Agreement, dated as of June 19, 2006. (g)
4.9.2      Amendment and Waiver Agreement to U.S.$1,200,000,000 Term Credit Agreement, dated as of
           November 30, 2006. (g)
4.9.3      Amendment No. 3 to U.S.$1,200,000,000 Term Credit Agreement, dated as of May 9, 2007. (g)
4.10       U.S.$700,000,000 Term and Revolving Facilities Agreement, dated June 27, 2005, for New Sunward
           Holding B.V., as Borrower, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas
           Tolteca De Mexico, S.A. de C.V., as Guarantors, arranged by Banco Bilbao Vizcaya Argentaria,
           S.A., BNP Paribas and Citigroup Global Markets Limited, as Mandated Lead Arrangers and Joint
           Bookrunners, the several financial institutions named therein, as Lenders, and Citibank, N.A., as Agent. (f)
4.10.1     Amendment Agreement to U.S.$700,000,000 Term and Revolving Facilities Agreement, dated June 22,
           2006. (g)
4.10.2     Deed of Waiver and Second Amendment to U.S.$700,000,000 Term and Revolving Facilities
           Agreement, dated November 30, 2006. (g)
4.11       Note Purchase Agreement, dated as of June 13, 2005, among CEMEX Espana Finance LLC, as issuer, and several institutional purchasers, relating to the private placement by CEMEX Espana
           Finance, LLC of U.S.$133,000,000 aggregate principal amount of 5.18% Senior Notes due 2010, and
           U.S.$192,000,000 aggregate principal amount of 5.62% Senior Notes due 2015. (f)
4.11.1     Amendment No. 1 to Note Purchase Agreement, dated September 1, 2006. (g)
4.12       Amended and Restated Limited Liability Company Agreement of CEMEX Southeast LLC, dated as of
           July 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and
           CEMEX, Inc. (f)
4.12.1     Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of CEMEX Southeast
           LLC, dated as of September 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC,
           Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.13       Limited Liability Company Agreement of Ready Mix USA, LLC, dated as of July 1, 2005, among
           Ready Mix USA, LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.13.1     Amendment No. 1 to Limited Liability Company Agreement of Ready Mix USA, LLC, dated as of
           September 1, 2005, among Ready Mix USA, LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc.
           and CEMEX, Inc. (f)
4.14       Asset and Capital Contribution Agreement, dated as of July 1, 2005, among Ready Mix USA, Inc.,
           CEMEX Southeast Holdings, LLC, and CEMEX Southeast LLC. (f)
4.15       Asset and Capital Contribution Agreement, dated as of July 1, 2005, among Ready Mix USA, Inc.,
           CEMEX Southeast Holdings, LLC, and Ready Mix USA, LLC. (f)
4.16       Asset Purchase Agreement, dated as of September 1, 2005, between Ready Mix USA, LLC and RMC
           Mid-Atlantic, LLC. (f)
4.17       U.S.$1,200,000,000 Acquisition Facility Agreement, dated as of October 24, 2006, between CEMEX
           S.A.B. de C.V., as Borrower, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de
           C.V., as Guarantors, and BBVA Bancomer, S.A. Institucion de Banca Multiple, Grupo Financiero
           BBVA Bancomer, acting as Agent. (g)
4.18       U.S.$9,000,000,000 Acquisition Facilities Agreement, dated as of December 6, 2006, between
           CEMEX Espana, S.A., as Borrower, Citigroup Global Markets Limited, The Royal Bank of Scotland
           PLC, and Banco Bilbao Vizcaya Argentaria, S.A. as Mandated Lead Arrangers and Joint
           Bookrunners, as amended on December 21, 2006. (g)
4.19       Debenture Purchase Agreement, dated as of December 11, 2006, among C5 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., New Sunward Holding B.V., New Sunward
           Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by C5
           Capital (SPV) Limited (CEMEX, S.A.B. de C.V.) of U.S.$350,000,000 aggregate principal amount of
           6.196% Fixed-to-Floating Rate Callable Perpetual Debentures. (g)
4.20       Debenture Purchase Agreement, dated as of December 11, 2006, among C10 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., New Sunward Holding B.V., New
           Sunward Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by
           C10 Capital (SPV) Limited (CEMEX, S.A.B. de C.V.) of U.S.$900,000,000 aggregate principal amount of 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures. (g)
4.21       Debenture Purchase Agreement, dated as of February 6, 2007, among C8 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., New Sunward Holding B.V., New Sunward
           Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by C8
           Capital (SPV) Limited (CEMEX, S.A.B. de C.V.) of U.S.$750,000,000 aggregate principal amount of
           6.640% Fixed-to-Floating Rate Callable Perpetual Debentures. (g)
4.22       Subscription Agreement, dated as of February 28, 2007, among CEMEX Finance Europe B.V., as issuer, and several institutional purchasers, relating to the issuance by CEMEX Finance Europe
           B.V. of Euro900,000,000 aggregate principal amount of 4.75% Notes due 2014. (g)
4.23       Bid Agreement, dated as of April 9, 2007, among CEMEX, S.A.B. de C.V., CEMEX Australia Pty Ltd and Rinker Group Limited. (g)


4.24       Debenture Purchase Agreement, dated as of May 3, 2007, among C10-EUR Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., New Sunward Holding B.V., New Sunward
           Holding Financial Ventures B.V., and the institutional purchasers named therein, in connection with the issuance by C10-EUR Capital (SPV) Limited (CEMEX, S.A.B. de C.V.) of Euro730,000,000
           aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures. (g)
8.1        List of subsidiaries of CEMEX, S.A.B. de C.V. (g)
12.1       Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section
           302 of the Sarbanes-Oxley Act of 2002. (g)
12.2       Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section
           302 of the Sarbanes-Oxley Act of 2002. (g)
13.1       Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V.
           pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
           Act of 2002. (g)
14.1       Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this Annual Report on Form 20-F. (g)


_____________________

(a) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 of CEMEX, S.A.B. de C.V. (Registration No. 333-11382), filed with the Securities and Exchange Commission on August 27, 2003.
(b) Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the Securities and Exchange Commission on August 10, 1999.
(c) Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on April 8, 2003.
(d) Incorporated by reference to the 2003 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on May 11, 2004.
(e) Incorporated by reference to the 2004 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on May 27, 2005.
(f) Incorporated by reference to the 2005 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on June 8, 2006.
(g)   Filed herewith.

                                   SIGNATURES


         CEMEX, S.A.B. de C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           CEMEX, S.A.B. de C.V.


                                           By:  /s/ Lorenzo H. Zambrano
                                                -----------------------
                                                Name:   Lorenzo H. Zambrano
                                                Title:  Chief Executive Officer

Date:  June 29, 2007

        INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
        ----------------------------------------------------------------

                                                                            Page
                                                                          ------
CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES:

Independent Auditors' Report--KPMG Cardenas Dosal, S.C...................... F-2

Internal control over financial reporting--KPMG Cardenas Dosal, S.C......... F-3

Audited consolidated balance sheets as of December 31, 2005 and 2006........ F-4

Audited consolidated statements of income for the years ended
December 31, 2004, 2005 and 2006............................................ F-5

Audited statements of changes in stockholders' equity for the years ended December 31, 2004, 2005 and 2006 ..................................... F-6

Audited consolidated statements of changes in financial position for the years ended December 31, 2004, 2005 and 2006 ....................... F-7

Notes to the audited consolidated financial statements...................... F-8

SCHEDULES

Independent Auditors' Report on Schedules - KPMG Cardenas Dosal, S.C........ S-1

Schedule I - Parent company financials only................................. S-2

Schedule II - Valuation and qualifying accounts.............................S-12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
CEMEX, S.A.B. de C. V.:

We have audited the accompanying consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2004, 2005 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years ended December 31, 2004, 2005 and 2006, in conformity with Mexican Financial Reporting Standards.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Mexican pesos have been translated into dollars on the basis set forth in note 3A) of the notes to the consolidated financial statements.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years ended December 31, 2004, 2005, and 2006, and stockholders' equity as of December 31, 2005 and 2006, to the extent summarized in note 24 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CEMEX, S.A.B. de C.V. and subsidiaries internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG Cardenas Dosal, S.C.




/s/ Leandro Castillo Parada

Monterrey, N.L., Mexico
June 26, 2007

    INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
CEMEX, S.A.B. de C. V.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that CEMEX, S.A.B. de C.V. ( the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that CEMEX, S.A.B. de C.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, CEMEX, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CEMEX S.A.B. de C.V., and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2004, 2005 and 2006, and our report dated June 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cardenas Dosal, S.C.




/s/ Leandro Castillo Parada

Monterrey, N.L., Mexico
June 26, 2007


                           CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
                                 CONSOLIDATED BALANCE SHEETS
                (MILLIONS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2006)

                                                                                                  DECEMBER 31,
                                                                               ------------------------------------------------
                                                                                                                    2006
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                  NOTES                 2005          2006        (note 3A)
------------------------------------------------------------------------------------------------------------ ------------------
                                 ASSETS                                                                     |
CURRENT ASSETS                                                                                              |
Cash and investments.............................................   4        Ps         6,963       17,051  |  U.S.$   1,579
Trade receivables less allowance for doubtful accounts...........   5                  18,440       15,236  |          1,411
Other accounts receivable........................................   6                   8,979        8,488  |            786
Inventories......................................................   7                  12,009       12,884  |          1,193
Other current assets.............................................   8                   1,850        2,079  |            192
                                                                               -------------- ------------  |    --------------
     Total current assets........................................                      48,241       55,738  |          5,161
                                                                               -------------- ------------  |    --------------
NON-CURRENT ASSETS                                                                                          |
Investments in associates........................................   9A                  9,728        7,654  |            709
Other investments and non-current accounts receivable...........    9B                  8,324        9,567  |            886
Properties, machinery and equipment, net........................    10                179,942      185,714  |         17,196
Goodwill, intangible assets and deferred charges................    11                 63,631       65,025  |          6,020
                                                                               -------------- ------------  |    --------------
     Total non-current assets....................................                     261,625      267,960  |         24,811
                                                                               -------------- ------------  |    --------------
     TOTAL ASSETS................................................            Ps       309,866      323,698  |  U.S.$  29,972
                                                                               -------------- ------------  |    --------------
                  LIABILITIES AND STOCKHOLDERS' EQUITY                                                      |
CURRENT LIABILITIES                                                                                         |
Short-term debt including current                                                                           |
  maturities of long-term debt...................................   12       Ps        13,788       13,514  |  U.S.$   1,252
Trade payables...................................................                      15,771       18,541  |          1,717
Other accounts payable and accrued expenses......................   13                 18,070       15,861  |          1,468
                                                                               -------------- ------------  |    --------------
     Total current liabilities...................................                      47,629       47,916  |          4,437
                                                                               -------------- ------------  |
NON-CURRENT LIABILITIES                                                                                     |
Long-term debt...................................................   12                 95,944       67,927  |          6,290
Pension and other postretirement benefits........................   14                  6,966        6,900  |            639
Deferred income taxes............................................  15B                 28,224       27,770  |          2,571
Other non-current liabilities....................................   13                 11,227       13,576  |          1,256
                                                                               -------------- ------------  |    --------------
     Total non-current liabilities...............................                     142,361      116,173  |         10,756
                                                                               -------------- ------------  |    --------------
     TOTAL LIABILITIES...........................................                     189,990      164,089  |         15,193
                                                                               -------------- ------------  |
STOCKHOLDERS' EQUITY                                                                                        |
Majority interest:                                                                                          |
   Common stock..................................................  16A                  3,954        3,956  |            366
   Additional paid-in capital....................................  16A                 49,056       54,801  |          5,074
   Other equity reserves.........................................  16B               (85,986)     (86,554)  |         (8,014)
   Retained earnings.............................................  16C                122,283      140,993  |         13,055
   Net income....................................................                      24,450       25,682  |          2,378
                                                                                -------------- ------------ |     --------------
     Total majority interest.....................................                     113,757      138,878  |         12,859
   Minority interest.............................................  16F                  6,119       20,731  |          1,920
                                                                               -------------- ------------  |    --------------
     TOTAL STOCKHOLDERS' EQUITY..................................                     119,876      159,609  |         14,779
                                                                               -------------- ------------  |    --------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................            Ps       309,866      323,698  |  U.S.$  29,972
===============================================================================================================================

   The accompanying notes are part of these consolidated financial statements.


                                       CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
                                         Consolidated Statements of Income
           (Millions of constant Mexican pesos as of December 31, 2006, except for earnings per share)

                                                                                      YEARS ENDED DECEMBER 31,
                                                                   ------------------------------------------------------------
                                                                                                                       2006
                                                                                                                   CONVENIENCE
                                                                                                                   TRANSLATION
                                                         NOTES          2004           2005          2006          (note 3A)
-------------------------------------------------------------------------------------------------------------------------------

Net sales..............................................   3Q    Ps     94,915       177,385       197,093      U.S.$    18,249
Cost of sales..........................................   3G          (53,417)     (107,341)     (125,804)             (11,649)
                                                                  ------------ ------------- -------------     ----------------
   GROSS PROFIT........................................                41,498        70,044        71,289                6,600

 Administrative, selling and distribution expenses.....               (19,931)      (41,253)      (39,475)              (3,655)
                                                                  ------------ ------------- -------------     ----------------

   OPERATING INCOME....................................                21,567         28,791       31,814                2,945
                                                                  ------------ ------------- -------------     ----------------

Comprehensive financing result:
   Financial expense...................................                (4,336)       (6,092)       (5,334)                (494)
   Financial income....................................                   273           455           494                   46
   Results from valuation and liquidation
     of financial instruments .........................                 1,395         4,471          (148)                 (14)
   Foreign exchange result.............................                  (275)         (912)          219                   20
   Monetary position result............................                 4,495         4,914         4,303                  398
                                                                  ------------ ------------- -------------     ----------------
     Net comprehensive financing result................                 1,552         2,836          (466)                 (44)

Other expenses, net....................................  3S            (5,635)       (3,676)         (369)                 (34)
                                                                  ------------ ------------- -------------     ----------------

   INCOME BEFORE INCOME TAXES, EMPLOYEES' STATUTORY
     PROFIT SHARING AND EQUITY IN INCOME OF ASSOCIATES.                17,484        27,951        30,979                2,867
                                                                  ------------ ------------- -------------     ----------------

Income taxes, net......................................  15            (2,137)       (3,885)       (5,254)                (486)
Employees' statutory profit sharing....................  15              (346)           10          (166)                 (15)
                                                                  ------------ ------------- -------------     ----------------
   Total income taxes and employees' statutory
      profit sharing...................................                (2,483)       (3,875)       (5,420)                (501)
                                                                  ------------ ------------- -------------     ----------------

   INCOME BEFORE EQUITY IN INCOME OF ASSOCIATES........                15,001        24,076        25,559                2,366

Equity in income of associates.........................                   467         1,012         1,314                  122
                                                                   ------------ ------------- -------------     ----------------

   Consolidated net income.............................                15,468        25,088        26,873                2,488
   Minority interest net income........................                   244           638         1,191                  110
                                                                   ------------ ------------- -------------     ----------------
   MAJORITY INTEREST NET INCOME........................          Ps    15,224        24,450        25,682      U.S.$     2,378
==========================================================================================================     =================



BASIC EARNINGS PER SHARE ............................    20      Ps      0.77          1.18          1.19      U.S.$      0.11
DILUTED EARNINGS PER SHARE...........................    20      Ps      0.76          1.17          1.19      U.S.$      0.11
==========================================================================================================     =================

   The accompanying notes are part of these consolidated financial statements.


                                            CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
                                        Statement of Changes in Stockholder's Equity
                                ((Millions of constant Mexican pesos as of December 31, 2006

                                                        ADDITIONAL      OTHER                   TOTAL                  TOTAL
                                                COMMON    PAID-IN      EQUITY    RETAINED     MAJORITY   MINORITY   STOCKHOLDERS'
                                      NOTES      STOCK    CAPITAL     RESERVES   EARNINGS     INTEREST   INTEREST     EQUITY
---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2003                 Ps  3,949     40,921     (83,915)     116,877      77,832     6,642      84,474
  Results for holding
    non-monetary assets                16B            -          -      (3,005)           -      (3,005)        -      (3,005)
  Currency translation of
    foreign subsidiaries               16B            -          -       3,568            -       3,568         -      3,568
  Hedge derivative
    financial instruments              12             -          -       2,507            -       2,507         -      2,507
  Deferred income taxes in equity      15             -          -         747            -         747         -        747
  Goodwill for acquisition of
    minority interest                  9A             -          -      (1,044)           -      (1,044)        -     (1,044)
  Net income                                          -          -           -       15,224      15,224       244     15,468
                                                ---------------------------------------------------------------------------------
Comprehensive income for the period                   -          -       2,773       15,224      17,997       244     18,241
Dividends (Ps0.21 pesos per share)     16A            -          -           -       (4,516)     (4,516)        -     (4,516)
Issuance of common stock               16A            3      4,525           -            -       4,528         -      4,528
Liquidation of optional instruments    16E            -     (1,129)          -            -      (1,129)        -     (1,129)
Treasury shares owned by subsidiaries  16B            -          -      (3,510)           -      (3,510)        -     (3,510)
Changes and transactions relating
  to minority interest................ 16F            -          -           -            -           -    (2,356)    (2,356)
                                                 --------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2004                     3,952     44,317     (84,652)     127,585      91,202     4,530     95,732
  Results for holding
    non-monetary assets                16B            -          -      10,532            -      10,532         -     10,532
  Currency translation of
     foreign subsidiaries              16B            -          -      (4,099)           -      (4,099)        -     (4,099)
  Hedge derivative
    financial instruments              12             -          -      (1,482)           -      (1,482)        -     (1,482)
  Deferred income taxes in equity      15             -          -       1,902            -       1,902         -      1,902
  Net income                                          -          -           -       24,450      24,450       638     25,088
                                                ---------------------------------------------------------------------------------
Comprehensive income for the period                   -          -       6,853       24,450      31,303       638     31,941
Dividends (Ps0.45 pesos per share)     16A            -          -           -       (5,302)     (5,302)        -     (5,302)
Issuance of common stock               16A            2      4,739           -            -       4,741         -      4,741
Treasury shares owned by subsidiaries  16B            -          -      (8,187)           -      (8,187)        -     (8,187)
Changes and transactions relating
  to minority interest................ 16F            -          -           -            -           -       951        951
                                                ---------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2005                     3,954     49,056     (85,986)     146,733     113,757     6,119    119,876
  Results for holding
    non-monetary assets                16B            -          -      (4,338)           -      (4,338)        -     (4,338)
  Currency translation of
    foreign subsidiaries               16B            -          -       3,071            -       3,071         -      3,071
  Hedge derivative
    financial instruments              12             -          -         136            -         136         -        136
  Deferred income taxes in equity      15             -          -        (591)           -        (591)        -        (591)
  Net income                                          -          -           -       25,682       25,682    1,191      26,873
                                                ---------------------------------------------------------------------------------
Comprehensive income for the period                   -          -      (1,722)      25,682      23,960     1,191      25,151
Dividends (Ps0.25 pesos per share)     16A            -          -           -       (5,740)     (5,740)        -      (5,740)
Issuance of common stock               16A            2      5,745           -                    5,747         -       5,747
Treasury shares owned by subsidiaries  16B            -          -       1,154            -       1,154         -       1,154
Changes and transactions
  relating to minority interest....... 16F            -          -           -            -           -    13,421      13,421
                                                ---------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2006                 Ps  3,956     54,801     (86,554)     166,675     138,878    20,731     159,609
=================================================================================================================================

s
The accompanying notes are part of these consolidated financial statements.


                                            CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                 (Millions of constant Mexican pesos as of December 31, 2006)


                                                                                           YEARS ENDED DECEMBER 31,
                                                                      ----------------------------------------------------------
                                                                                                                     2006
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                               NOTES        2004           2005         2006      (note 3A)
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                                                                          |
MAJORITY INTEREST NET INCOME.................................          Ps    15,224       24,450      25,682  |  U.S.$  2,378
Adjustments to reconcile majority interest                                                                    |
  net income to resources provided                                                                            |
  by operating activities:                                                                                    |
  Depreciation of properties, machinery and equipment........    10           6,985       10,887      11,393  |        1,055
  Amortization of intangible assets and deferred charges.....    11           3,000        1,750       1,479  |          137
  Impairment of assets.......................................  10,11          1,641          181         649  |           60
  Pensions and other postretirement benefits.................    14             492        2,181         844  |           78
  Deferred income taxes charged to results...................    15           1,097        1,225       1,160  |          107
  Equity in income of associates.............................    9B           (467)      (1,012)     (1,314)  |          (122)
  Minority interest..........................................                   244          638       1,191  |          110
                                                                      --------------------------------------  |       --------
  RESOURCES PROVIDED BY OPERATING ACTIVITIES.................                28,216       40,300      41,084  |        3,803
                                                                                                              |
Changes in working capital, excluding acquisition effects:                                                    |
  Trade receivables, net.....................................                   770        (504)       3,222  |          298
  Other accounts receivable and other assets.................                 (348)      (1,496)         266  |           25
  Inventories................................................                 (158)        1,718       (962)  |           (89)
  Trade payables.............................................                   164        1,990       2,761  |          256
  Other accounts payable and accrued expenses................               (2,906)      (2,094)     (2,260)  |          (209)
                                                                      --------------------------------------  |       --------
     Net change in working capital...........................               (2,478)        (386)       3,027  |          281
                                                                      --------------------------------------  |       --------
  NET RESOURCES PROVIDED BY OPERATING ACTIVITIES.............                25,738       39,914      44,111  |        4,084
                                                                      --------------------------------------  |       --------
FINANCING ACTIVITIES                                                                                          |
Proceeds from debt (repayments), net,                                                                         |
  excluding the effect of business                                                                            |
  acquisitions...............................................               (4,254)       14,618    (28,799)  |        (2,667)
Decrease of treasury shares owned by subsidiaries............                 -            -           1,781  |          165
Liquidation of optional instruments..........................               (1,129)        -       -          |
Dividends paid...............................................               (4,516)      (5,302)     (5,740)  |          (531)
Issuance of common stock from stock dividend elections.......                 4,456        4,722       5,742  |          532
Issuance of common stock under stock option programs.........                    72           19           5  |
Issuance (repurchase) of equity instruments by subsidiaries..   16F           (827)        -          13,500  |        1,250
Other financing activities, net..............................               (1,686)      (6,413)       1,594  |          148
                                                                      --------------------------------------  |       --------
  RESOURCES (USED IN) PROVIDED BY FINANCING ACTIVITIES.......               (7,884)        7,644    (11,917)  |        (1,103)
                                                                      --------------------------------------  |       --------
INVESTING ACTIVITIES                                                                                          |
Properties, machinery and equipment, net.....................    10         (5,055)      (9,093)    (14,814)  |        (1,372)
Disposal (acquisition) of subsidiaries and associates........  9A,11        (8,608)     (44,928)       2,727  |          253
Minority interest............................................               (1,528)        (169)        (79)  |            (7)
Goodwill, intangible assets and other deferred charges.......    11           1,622       11,205     (2,424)  |          (224)
Other investments and monetary foreign currency effect.......               (3,936)      (1,597)     (7,516)  |          (697)
                                                                      --------------------------------------  |       --------
  RESOURCES USED IN INVESTING ACTIVITIES.....................              (17,505)     (44,582)    (22,106)  |        (2,047)
                                                                      --------------------------------------  |       --------
  Increase in cash and investments...........................                   349        2,976      10,088  |          934
  Cash and investments at beginning of year..................                 3,638        3,987       6,963  |          645
                                                                      --------------------------------------  |       --------
  CASH AND INVESTMENTS AT END OF YEAR........................    4     Ps     3,987        6,963      17,051  |  U.S.$ 1,579
==============================================================================================================================

   The accompanying notes are part of these consolidated financial statements.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

1.   DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a Mexican corporation, a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico.

At the annual stockholders' meeting held on April 27, 2006, the entity's legal name was changed from CEMEX, Sociedad Anonima de Capital Variable, or S.A. de C.V., to CEMEX, Sociedad Anonima Bursatil de Capital Variable or S.A.B. de C.V., effective from July 3, 2006. The inclusion of the word "Bursatil" to the entity's legal name indicates that the shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange; therefore, the entity is a publicly held company. The change in the legal name was made to comply with requirements of the new Mexican Securities Law, enacted on December 28, 2005.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. In 2002 this period was extended to the year 2100. On April 27, 2006, the stockholders of CEMEX, S.A.B. de C.V. approved a new two-for-one stock split, which became effective on July 17, 2006. In connection with this stock split, each of our existing series "A" shares was surrendered in exchange for two new series "A" shares, and each of our existing series "B" shares was surrendered in exchange for two new series "B" shares. The proportional equity interest participation of existing stockholders did not change as a result of the stock split (note 16).

Concurrent with the stock split mentioned above, two new CPOs were issued in exchange for each of the existing CPOs, with each new CPO representing two new series "A" shares and one new series "B" share. In addition, CEMEX, S.A.B. de C.V. shares are listed on the New York Stock Exchange ("NYSE") as American Depositary Shares or "ADSs" under the symbol "CX". As a result of the stock split, one additional ADS was issued in exchange for each existing ADS, each ADS representing ten (10) CPOs. Unless otherwise indicated, all amounts in CPOs, shares and prices per share for 2004 and 2005 included in these notes to the financial statements have been adjusted to give retroactive effect to the new stock split.

The terms "CEMEX, S.A.B. de C.V." or "the Parent Company" used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms "the Company" or "CEMEX" refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

The consolidated financial statements under Mexican Financial Reporting Standards were authorized for their issuance by the Company's management on January 25, 2007 and approved by the stockholders at the annual ordinary stockholders' meeting held on April 26, 2007.

2.   OUTSTANDING EVENT IN 2006

On October 27, 2006, CEMEX announced a cash offer to acquire all of the outstanding shares of the Australian building material company, Rinker Group Limited ("Rinker"), for 13 U.S. dollars per share, equivalent to 17 Australian dollars per share as of the offer date. The offer represents a 27% premium over the closing price of the share as of the announcement day. The total amount of the transaction, including the outstanding debt of Rinker, is approximately 12.8 billion U.S. dollars, equivalent to approximately 16.8 billion Australian dollars. The purchase offer expired originally on December 27, 2006, but was initially extended by CEMEX to January 31, 2007 and subsequently extended until March 31, 2007. The combination of CEMEX and Rinker, if consummated, would create one of world's largest building materials companies. As of the date of these financial statements, CEMEX cannot anticipate the decision of Rinker's stockholders in response to the purchase offer.

3.   SIGNIFICANT ACCOUNTING POLICIES

A)   BASIS OF PRESENTATION AND DISCLOSURE

Beginning in 2006, the financial statements are prepared in accordance with Mexican Financial Reporting Standards ("MFRS") issued by the Mexican Board for Research and Development of Financial Reporting Standards ("Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C.", or CINIF). The MFRS, which replaced the Generally Accepted Accounting Principles in Mexico ("Mexican GAAP") issued by the Mexican Institute of Public Accountants ("IMCP"), recognize the effects of inflation on the financial information. The regulatory framework of the MFRS applicable beginning in 2006 initially adopted in their entirety the former Mexican GAAP effective in 2004 and 2005; therefore, there were no effects in CEMEX's financial statements resulting from the adoption of the MFRS.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


When reference is made to "pesos" or "Ps", it means Mexican pesos. Except when specific references are made to "earnings per share" and "prices per share", the amounts in these notes are stated in millions of constant Mexican pesos as of the latest balance sheet date. When reference is made to "U.S.$" or "dollars", it means dollars of the United States of America ("United States or U.S.A."). When reference is made to "(pound)" or "pounds", it means British Pounds Sterling. When reference is made to "(euro)" or euros, it means the currency in circulation in a significant number of the European Union countries. Except for per share data and as otherwise noted, all amounts in such currencies are stated in millions.

The consolidated balance sheet as of December 31, 2006, as well as the statement of income and the statement of changes in financial position for the year ended December 31, 2006, include the presentation, caption by caption, of amounts denominated in dollars under the column "Convenience translation". These amounts in dollars have been presented solely for the convenience of the reader at the rate of Ps10.80 pesos per dollar, the CEMEX accounting exchange rate as of December 31, 2006. These translations are informative data and should not be constructed as representations that the amounts in pesos actually represent those dollar amounts or could be converted into dollars at the rate indicated.

Likewise, in the accompanying notes to the financial statements, when it deemed relevant and only for the convenience of the reader, next to an amount in pesos or dollars, CEMEX includes between parentheses the corresponding translation into dollars or pesos, as applicable. When the amount between parentheses is in dollars, it means that: a) the amount in pesos disclosed in the notes also appears on the face of financial statements; or b) the amount was originally generated in pesos or in a currency other than the dollar. When the amount between parentheses is in pesos, it means that the amount in dollars was originated from a transaction denominated in dollars. These convenience translations were calculated dividing the peso amounts by the closing accounting exchange rate of the respective year and restated into constant pesos as of December 31, 2006.

B)   RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the consolidated financial statements of prior periods were calculated using the weighted average inflation and the fluctuation in the exchange rate of each country in which the Company operates relative to the Mexican peso.

                                   WEIGHTED AVERAGE        MEXICAN INFLATION
                                  RESTATEMENT FACTOR      RESTATEMENT FACTOR
                                  ------------------     --------------------
2003 to 2004...................         1.0624                  1.0539
2004 to 2005...................         0.9590                  1.0300
2005 to 2006...................         1.0902                  1.0408
                                  ------------------     --------------------

Common stock and additional paid-in capital are restated by Mexican inflation. The weighted average inflation factor is used for all other restatement adjustments to stockholders' equity.

C)   PRINCIPLES OF CONSOLIDATION AND MAIN SUBSIDIARIES

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and the entities in which the Parent Company holds, directly or through subsidiaries, more than 50% of their common stock and/or has control. Control exists when CEMEX has the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

The financial statements of joint ventures, which are those entities in which CEMEX and third-party investors have agreed to exercise joint control, are consolidated through the proportional integration method considering CEMEX's interest in the results of operations, assets and liabilities of such entities, based on International Accounting Standard 31, "Interests in Joint Ventures". CEMEX applies the full consolidation or the equity method, as applicable, for those joint ventures in which one of the venture partners controls the entity's administrative, financial and operating policies.

Investments in associates (note 9A) are accounted for by the equity method, when the Company holds between 10% and 50% of the issuer's capital stock and does not have effective control. Under the equity method, after acquisition, the investment's original cost is adjusted for the proportional interest of the holding company in the affiliate's equity and earnings, considering the effects of inflation.

All significant balances and transactions between related parties have been eliminated in consolidation.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


The main operating subsidiaries as of December 31, 2005 and 2006, ordered by holding company, are as follows:

                                                                                                  % INTEREST
                                                                                        ---------------------------
                   SUBSIDIARY                                       COUNTRY                   2005           2006
-------------------------------------------------------------------------------------   ------------  -------------
CEMEX Mexico, S. A. de C.V.(1).............................    Mexico                        100.0          100.0
CEMEX Espana, S.A. 2.......................................    Spain                          99.7           99.7
  CEMEX Venezuela, S.A.C.A.................................    Venezuela                      75.7           75.7
  CEMEX, Inc...............................................    United States                 100.0          100.0
  CEMEX (Costa Rica), S.A. ................................    Costa Rica                     99.1           99.1
  Assiut Cement Company ...................................    Egypt                          95.8           95.8
  CEMEX Colombia, S.A. ....................................    Colombia                       99.7           99.7
  Cemento Bayano, S.A. ....................................    Panama                         99.3           99.3
  CEMEX Dominicana, S.A....................................    Dominican Republic             99.9           99.9
  CEMEX de Puerto Rico, Inc................................    Puerto Rico                   100.0          100.0
  RMC France, S.A.S........................................    France                        100.0          100.0
  CEMEX Asia Holdings Ltd.(3)..............................    Singapore                     100.0          100.0
    Solid Cement Corporation(3)............................    Philippines                   100.0          100.0
    APO Cement Corporation(3)..............................    Philippines                   100.0          100.0
    CEMEX (Thailand) Co. Ltd.(3)...........................    Thailand                      100.0          100.0
  CEMEX U.K. Ltd...........................................    United Kingdom                100.0          100.0
    CEMEX Investments Limited..............................    United Kingdom                100.0          100.0
    CEMEX Deutschland, AG. ................................    Germany                       100.0          100.0
    CEMEX Austria p.l.c. ..................................    Austria                       100.0          100.0
    Dalmacijacement d.d. ..................................    Croatia                        99.2           99.2
    CEMEX Czech Republic, s.r.o. ..........................    Czech Republic                100.0          100.0
    CEMEX Polska sp. z.o.o. ...............................    Poland                        100.0          100.0
    Danubiusbeton Betonkeszito Kft.........................    Hungary                       100.0          100.0
    Readymix Plc.(4).......................................    Ireland                        61.7           61.7
    CEMEX Holdings (Israel) Ltd. ..........................    Israel                        100.0          100.0
    SIA CEMEX .............................................    Latvia                        100.0          100.0
    CEMEX Topmix LLC, Gulf Quarries Company LLC,
       CEMEX Supermix LLC and Falcon Cement LLC(5).........    United Arab Emirates          100.0          100.0
====================================================================================================================

1. CEMEX Mexico, S.A. de C.V., the entity that indirectly holds CEMEX Espana, S.A. and subsidiaries, also holds 100% of the shares of Empresas Tolteca de Mexico, S.A. de C.V. and Centro Distribuidor de Cemento, S.A. de C.V.

2. CEMEX Espana, S.A. is the indirect holding company of all CEMEX's international operations.

3. Represents CEMEX's indirect interest in the economic benefits of these entities.

4. The Irish subsidiary is a public company, whose main minority shareholder is the Bank of Ireland Nominees Ltd., which owns approximately 14.2% of the subsidiary's common stock.

5. CEMEX owns 49% of the common stock and obtains 100% of the economic benefits of the operating subsidiaries in that country, through an agreement with other stockholders.

D) USE OF ESTIMATES

The preparation of financial statements in accordance with MFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main captions subject to estimates and assumptions include, among others, the book value of fixed assets, allowances for doubtful accounts, inventories and assets for deferred income taxes, the fair market values of financial instruments and the assets and liabilities related to labor obligations.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006



E) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are adjusted into pesos at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign entities and the fluctuations associated with related parties balances denominated in foreign currency that are of a long-term investment nature, considering that CEMEX does not anticipate their liquidation in the foreseeable future, which are recorded against stockholders' equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

The financial statements of foreign subsidiaries, which are determined using the functional currency applicable in each country, are restated in their functional currency based on the subsidiary country's inflation rate and subsequently translated by using the foreign exchange rate at the end of the reporting period for balance sheet and income statement accounts.

The closing exchange rates used to translate the financial statements of the Company's main foreign subsidiaries as of December 31, 2004, 2005 and 2006, are as follows:

                                         PESOS PER 1 UNIT OF FOREIGN CURRENCY
                                     ------------------------------------------
                 Currency                 2004            2005           2006
                                     --------------  -------------- -----------
United States Dollar.................    11.1400        10.6200        10.8000
Euro.................................    15.0887        12.5829        14.2612
British Pound Sterling...............    21.3492        18.2725        21.1557
Colombian Peso.......................     0.0047         0.0046         0.0048
Venezuelan Bolivar...................     0.0058         0.0049         0.0050
Egyptian Pound.......................     1.8258         1.8452         1.8888
Philippine Peso......................     0.1979         0.2000         0.2203
                                     --------------- -------------- -----------

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the accounting exchange rates resulting from this methodology. Likewise, the peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. The Mexican central bank ("Banco de Mexico" or "Banxico") publishes exchange rates of the U.S. dollar, the pound sterling and the euro, among others, vis-a-vis the peso. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by Banxico in the most relevant foreign currencies for CEMEX.

F)   CASH AND INVESTMENTS (NOTE 4)

The balance in this caption is comprised of available amounts of cash and cash equivalents, represented by investments held for trading purposes, which are easily convertible into cash and have maturities of less than three months from the investment date. Those investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities, such as shares of public companies, are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation arising from these investments are included in the income statements as part of the Comprehensive Financing Result.

G)   INVENTORIES AND COST OF SALES (NOTE 7)

Inventories are recognized at the lower of replacement cost or market value. Replacement cost is based upon the latest purchase price, the average price of the last purchases or the last production cost. Cost of sales reflects replacement cost of inventories at the time of sale, expressed in constant pesos as of the balance sheet date.

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

H) OTHER INVESTMENTS AND NON-CURRENT RECEIVABLES (NOTE 9B)

Other investments and non-current accounts receivable include the Company's collection rights with maturities of more than twelve months as of the reporting date. Non-current assets resulting from the valuation of derivative financial instruments, as well as investments in private funds and other investments that are recognized at their estimated fair value as of the balance sheet date, and their changes in valuation are included in the income statement as part of the Comprehensive Financing Result.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


I)   PROPERTIES, MACHINERY AND EQUIPMENT (NOTE 10)

Properties, machinery and equipment ("fixed assets") are presented at their restated value, using the inflation index of each country, except for those foreign assets which are restated using the inflation index of the fixed assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency of the country holding the asset.

Depreciation of fixed assets is recognized within "Cost of sales" and "Administrative, selling and distibution expenses", depending on the utilization of the respective assets, and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. The maximum useful lives by category of assets are as follows:

                                                                       YEARS
                                                                 ---------------
Administrative buildings.............................                   50
Industrial buildings.................................                   35
Machinery and equipment in plant.....................                   20
Ready-mix trucks and motor vehicles..................                    8
Office equipment and other assets....................                   10
                                                                 ---------------

The Comprehensive Financing Result arising from indebtedness incurred during the construction or installation period of significant fixed assets is capitalized as part of the historical cost of such assets.

Costs incurred on operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. These capitalized costs are depreciated over the remaining useful lives of the related fixed assets. Other costs, including periodic maintenance on fixed assets, are expensed as incurred.

J) BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (NOTE 11)

In accordance with MFRS B-7, "Business Acquisitions", effective from January 1, 2005, CEMEX applies the following accounting principles to business combinations: a) adoption of the purchase method as the sole recognition alternative; b) allocation of the purchase price to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date; c) goodwill is not amortized and is subject to periodic impairment evaluations; d) intangible assets acquired are identified, valued and recognized; and e) any unallocated portion of the purchase price is recognized as goodwill.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated are identified and control over such benefits is evidentiated. Other costs not meeting these requirements are expensed as incurred. Intangible assets are presented at their restated value and are classified as having a definite or indefinite life; the latter are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method.

Intangible assets acquired in a business combination are accounted for at fair value at the acquisition date. Begining January 1, 2005, goodwill is not amortized. In 2004, goodwill was amortized under the present worth or sinking fund method, which was intended to provide a better matching of goodwill amortization with the revenues generated from the acquired companies. Goodwill generated from 1992 to 2004 was amortized over a maximum period of 20 years, while goodwill generated before 1992 was amortized over a maximum period of 40 years.

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

Preoperational expenses are recognized in the income statement as they are incurred. Those preoperational expenses which had been deferred through December 31, 2003, in compliance with regulations effective as of that date, continue to be amortized over their original periods. Costs associated to research and development activities ("R&D"), performed by CEMEX to create new products and services, as well as to develop processes, equipments and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily routines. In 2004, 2005 and 2006, total combined expenses of these departments were approximately Ps396 (U.S.$34), Ps440 (U.S.$38) and Ps464 (U.S.$43), respectively.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006



K)   IMPAIRMENT OF LONG LIVED ASSETS (NOTES 10 AND 11)

PROPERTY, MACHINERY AND EQUIPMENT, INTANGIBLE ASSETS OF DEFINITE LIFE AND OTHER INVESTMENTS

The Company evaluates its fixed assets, intangible assets of definite life and other investments to establish if factors such as the occurrence of a significant adverse event, changes in the operating environment in which the Company operates, changes in projected use or in technology, as well as expectations of operating results for each cash generating unit, provide elements indicating that the book value may not be recovered, in which case an impairment loss is recorded in the income statement, within other expenses, net, for the period when such determination is made, resulting from the excess of the carrying amount over the net present value of estimated cash flows related to such assets.

GOODWILL AND INTANGIBLE ASSETS OF INDEFINITE LIFE

Goodwill and other intangible assets of indefinite life are evaluated for impairment at least once a year, during the second half of the period, by determining the value in use (fair value) of the reporting units, which consists in the discounted amount of estimated future cash flows to be generated by such reporting units to which those assets relate. A reporting unit refers to a group of one or more cash generating units, which, for purposes of the impairment evaluation, each reporting unit is considered to comprise the entire operations in each country. An impairment loss is recognized if such discounted cash flows are lower than the net book value of the reporting unit. In applying the value in use (fair value) method, CEMEX determines the discounted amount of estimated future cash flows over a period of 5 years.

At December 31, 2004, 2005 and 2006, the geographic segments reported by CEMEX (note 18), each integrated by multiple cash generating units, also represent CEMEX's reporting units for purposes of testing goodwill for impairment. Based on the Company's management analysis, it was concluded that the operating components that integrate the reported segment have similar economic characteristics, by considering: a) the reported segments are the level used by CEMEX to organize and evaluate its activities in the internal information system; b) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; c) the vertical integration in the value chain of the products comprising each component; d) the type of clients, which are substantially similar in all components; e) the operative integration among operating components, evidenced by the adoption of shared service centers; and f) the compensation system of a specific country is based on the consolidated results of the geographic segment and not in the particular results of the components.

Impairment evaluations are significantly sensitive, among other factors, to the estimation of future prices of CEMEX's products, the development of operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment evaluations. CEMEX uses specific discount rates for each reporting unit, which considers the weighted average cost of capital of each geographic segment.

L) DERIVATIVE FINANCIAL INSTRUMENTS (NOTES 12C, D AND E)

In compliance with the guidelines established by its Risk Management Committee, CEMEX uses derivative financial instruments ("derivative instruments"), in order to change the risk profile associated with changes in interest rates and exchange rates of foreign currency denominated debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of:
(i) highly probable forecasted transactions, (ii) the Company's net assets in foreign subsidiaries, and (iii) executive stock option programs.

In accordance with MFRS C-10, "Derivative Financial Instruments and Hedging Activities" ("MFRS C-10"), CEMEX recognizes derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair value, and the changes in such fair values are recognized in the income statement for the period in which they occur, except for changes in fair value of derivative instruments designated and that are effective as hedges of the variability in the cash flows associated to existing assets or liabilities and/or forecasted transactions. These effects are initially recognized in stockholders' equity and subsequently reclassified to earnings as the effects of the underlying hedged instruments or transactions impact the income statement. Some of our instruments have been designated as hedges of debt or equity instruments.

Until December 31, 2004, no specific rules existed in Mexico for hedging transactions; therefore, CEMEX applied international accounting rules, which in most cases complied with the rules set forth in MFRS C-10. During 2004, 2005 and 2006, the accounting rules applied to specific derivative instruments were as follows:

a) Changes in the estimated fair value of interest rate swaps to exchange floating rates for fixed rates, designated as hedges of the variability in the cash flows associated with the interest expense of a portion of the outstanding debt, as well as those instruments negotiated to hedge the interest rates at which certain forecasted debt is expected to be contracted or existing debt is expected to be renegotiated, are recognized temporarily in stockholders' equity. These effects are reclassified to earnings as the interest expense of the related debt is accrued, in the case of the forecasted transactions, once the related debt has been negotiated and recognized in the balance sheet.

b) Changes in the estimated fair value of foreign currency forwards, designated as hedges of a portion of the Company's net investments in foreign subsidiaries, are recognized in stockholders' equity, offsetting the foreign currency translation result (notes 3E and 16B). The accumulated effect in stockholders' equity is reversed through the income statement when the foreign investment is disposed of.

c) Beginning on January 1, 2005, changes in the estimated fair value of forward contracts in the Company's own shares are recognized in the income statement. In 2004, only the effects of those contracts designated as hedges for executive stock option programs were recognized in earnings as part of the costs related to such programs. The results derived from equity forward contracts not designated as hedges of the stock option programs were recognized in stockholders' equity upon settlement (note 12D).

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


d) Changes in the estimated fair value of foreign currency forward contracts or options, negotiated to hedge an underlying firm commitment, are recognized through stockholders' equity, following the cash flow hedging model, and are reclassified to the income statement once the firm commitment takes place, as the effects from the hedged item are recognized in the income statement. With respect to hedges of the foreign exchange risk associated with a firm commitment for the acquisition of a net investment in a foreign country (note
   12D), the accumulated effect in stockholders' equity is reclassified to the income statement when the purchase occurs.

e) Changes in fair value generated by derivative instruments not designated as cash flow hedges are recognized in the income statement as they occur within "Results from valuation and liquidation of financial instruments".

Interests accruals generated by interest rate swaps and cross currency swaps ("CCS") are recognized as financial expense, adjusting the effective interest rate of the related debt. Interest accruals from other hedging derivative instruments are recorded within the same caption where the effects of the primary instrument subject to the hedging relation are recognized.

For presentation purposes of short-term and long-term debt in the balance sheets, the valuation effects of related CCS are recognized and presented separately from the primary financial instruments; consequently, debt associated to the CCS is presented in the currencies originally negotiated.

Derivative instruments are negotiated with institutions with significant financial capacity; therefore, the Company considers the risk of non-performance of the obligations agreed to by such counterparties to be minimal. The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in arm's length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of such market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments determined by CEMEX and used for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparties.

M)   PROVISIONS

CEMEX recognizes a provision when it has a legal or constructive obligation resulting from past events, which resolution would imply cash outflows or the delivery of other resources owned by the Company.

RESTRUCTURING (NOTE 13)

CEMEX recognizes a provision for restructuring costs, only when the restructuring plans have been properly finalized and authorized by management, and have been communicated to third parties involved and/or affected prior to the balance sheet date. These provisions may include costs not associated with CEMEX's ongoing activities.

ASSET RETIREMENT OBLIGATIONS (NOTE 13)

CEMEX recognizes a liability for unavoidable obligations, legal or constructive, to restore operating sites upon retirement of tangible long-lived assets at the end of their useful lives. These liabilities represent the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets' book value. The additional asset is depreciated during its remaining useful life. The increase in the liability, by the passage of time, is charged to the income statement. Adjustments to the liability for changes in the estimated cash flows or the estimated disbursement period are made against fixed assets, and depreciation is modified prospectively.

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that at the end of their operation, the sites for the extraction of raw materials, the maritime terminals and other production sites are left in acceptable condition.

COSTS RELATED TO REMEDIATION OF THE ENVIRONMENT (NOTES 13 AND 22)

Likewise, CEMEX recognizes a provision when it is probable that an environmental remediation liability exists and that it will represent an outflow of resources. The provision represents the estimated future cost of remediation. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such insurance reimbursement assets are not offset against the provision for remediation costs. Provisions for environmental remediation costs are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant. Otherwise, such provisions are recognized at their discounted value.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


CONTINGENCIES AND COMMITMENTS (NOTES 21 AND 22)

Obligations or losses, related to contingencies, are recognized as liabilities in the balance sheet when present obligations exist resulting from past events, are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on the incurred or accrued basis, taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

N) PENSIONS, OTHER POSTRETIREMENT BENEFITS AND TERMINATION BENEFITS (NOTE 14)

DEFINED CONTRIBUTION PLANS

Costs of defined contribution pension plans are recognized in the operating results as they are incurred.

DEFINED BENEFIT PLANS, OTHER POSTRETIREMENT BENEFITS AND TERMINATION BENEFITS

In accordance with MFRS D-3, "Labor Obligations", amended beginning January 1, 2005 to incorporate the requirement to accrue those costs associated to termination benefits not associated to a restructuring event, the costs associated with employees' benefits for: a) defined benefit pension plans; b) other postretirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted pursuant to applicable law or by Company grant; and c) termination benefits, which mainly represent ordinary severance payments, are recognized in the operating results, as services are rendered, based on actuarial estimations of the benefits' present value.

The actuarial assumptions upon which the Company's employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation). Actuarial gains and losses, outside a 10% corridor of the greater of plan assets and plan obligations, as well as the prior service cost and the transition liability, are amortized to the operating results over the employees' estimated active service life.

For certain pension plans, irrevocable trust funds have been created to cover future benefit payments. These assets are valued at their estimated fair value at the balance sheet date.

The net period cost recognized in the operating results includes: a) the increase in the obligation resulting from additional benefits earned by employees during the period; b) interest cost, which results from the increase in the liability by the passage of time; c) the amortization of the actuarial gains and losses, prior service cost and transition liability; and d) the expected return on plan assets for the period.

In 2004, termination benefits, consisting basically of ordinary severance payments, were recognized in the income statement as they were incurred. The liability associated with the initial accrual resulting from the accounting change was measured as of January 1, 2005 and recognized as part of the net transition liability.

O) INCOME TAX, BUSINESS ASSETS TAX, EMPLOYEES' STATUTORY PROFIT SHARING AND DEFERRED INCOME TAXES (NOTE 15)

The Income Tax ("IT"), Business Assets Tax ("BAT") and Employees' Statutory Profit Sharing ("ESPS"), reflected in the income statements, include amounts incurred during the period and the amounts of deferred IT and ESPS. Consolidated deferred IT represents the summary of the amounts determined in each subsidiary under the assets and liabilities method, by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering when the amounts became available and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. The effect of a change in enacted statutory tax rates is recognized in the income statement for the period in which the change occurs and is officially declared.

Management analyzes projections of future taxable income in each consolidated entity, to sustain the tax benefits associated with the deferred income tax assets and tax loss carryforwards, prior to their expiration. When it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the valuation allowance on such assets would be increased against the income statement.

The effect of deferred ESPS is recognized for those temporary differences, which are of a non-recurring nature, arising from the reconciliation of the net income for the period and the taxable income for the period for ESPS.

P)   STOCKHOLDERS' EQUITY

COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL (NOTE 16A)

Balances of common stock and additional paid-in capital represent the value of stockholders' contributions, restated to constant pesos as of the most recent reporting period presented, using Mexican inflation.

OTHER EQUITY RESERVES (NOTE 16B)

The caption of "Other equity reserves" groups the accrued balances of items and transactions that are, temporarily or permanently, recognized directly to stockholders' equity. This caption includes, except for net income for the period, the elements of "Comprehensive income", which are presented in the statement of changes in stockholders' equity. Comprehensive income includes all changes in stockholders' equity during a period, not resulting from investments by owners and distributions to owners.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006



The most important items within "Other equity reserves" are as follows:

   ITEMS OF COMPREHENSIVE INCOME WITHIN "OTHER EQUITY RESERVES":

   o Results from holding non-monetary assets, which represent the effect arising from the revaluation of non-monetary assets (inventories, fixed assets, intangible assets) in each country, using specific restatement factors that differ from the weighted average consolidated inflation;

   o Currency translation effects from the translation of foreign subsidiaries' financial statements, net of the foreign exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign subsidiaries and foreign currency related parties balances that are of a long-term investment nature (note 3E);

   o The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders' equity (note 3L); and

   o The deferred income tax for the period arising from items which effects are directly recognized in stockholders' equity.

   ITEMS FROM "OTHER EQUITY RESERVES" NOT INCLUDED IN COMPREHENSIVE INCOME:

   o Effects related to majority stockholders' equity for changes or transactions affecting minority interest stockholders' in CEMEX's consolidated subsidiaries;

   o Effects attributable to majority stockholders' equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments;

   o This caption includes the adjustment related to the cancellation of own shares held in the Parent Company's treasury, as well as those held by consolidated subsidiaries; and

   o Likewise, "Other equity reserves" include the cumulative initial effect of deferred income taxes arising from the adoption of the assets and liabilities method on January 1, 2000. Note 16B presents the consolidated cumulative initial effect of deferred income taxes.

RETAINED EARNINGS (NOTE 16C)

Represents the cumulative net results of prior accounting periods, net of dividends declared to stockholders, restated to constant pesos as of the most recent balance sheet date.

MINORITY INTEREST (NOTE 16F)

Represents the share of minority stockholders in the results and equity of consolidated subsidiaries. Likewise, this caption includes the notional amount of financial instruments issued by consolidated entities that qualify as equity instruments for accounting purposes. An equity instrument, which may take the form of a perpetual debenture or preferred stock, is an instrument in which the issuer does not have a contractual obligation to deliver cash or other financial asset, does not have a predefined maturity date, meaning that it is issued to perpetuity, and in which CEMEX has the unilateral option to defer interest payments or preferred dividends for indeterminate periods.

Q)   REVENUE RECOGNITION

CEMEX's consolidated net sales represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of transactions between related parties.

Revenue is recognized upon delivery of products to customers, and they assume the risk of loss. Income from activities other than the Company's main line of business is recognized when the revenue has been realized, through goods delivered or services rendered, and there is no condition or uncertainty implying a reversal thereof. Income is quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

R)   MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is determined by applying the inflation rate of the country of each subsidiary to its net monetary position (difference between monetary assets and liabilities).

S)   OTHER EXPENSES, NET

The caption "Other expenses, net" in the statements of income, consists primarily of revenue and expense derived from transactions or events not directly related to the Company's main activity, or which are of unusual or non-recurring nature. The most significant items included under this caption are: a) goodwill amortization until 2004; b) anti-dumping duties paid and reimbursement obtained of duties previously paid; c) results from the sale of fixed assets and long-term investments; d) impairment losses of long-lived assets; and e) net results from the early extinguishment of debt.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


T)   EXECUTIVE STOCK OPTION PROGRAMS (NOTE 17)

Beginning in 2005, considering its mandatory application under MFRS, CEMEX adopted the International Financial Reporting Standard No. 2, "Share-based Payment" ("IFRS 2"). In accordance with IFRS 2, options granted to executives are defined as equity instruments, in which services received from employees are settled through the delivery of shares; or as liability instruments, in which the Company incurs a liability by committing to pay, in cash or other instruments, the intrinsic value of the option as of the exercise date. The intrinsic value represents the existing appreciation between the market price of the share and the exercise price of such share established in the option. Under IFRS 2, the cost of equity instruments represents their estimated fair value at the date of grant and is recognized in earnings during the instruments' vesting periods. In respect to liability instruments, these instruments should be valued at their estimated fair value at each reporting date, recognizing the changes in valuation through the income statement. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

The Company determined that the options in its "fixed program" (note 17A) are defined as equity instruments considering that the exercise price was equal to the CPO price at the option's date of grant, remained fixed for the life of the option and implied the issuance of new shares upon exercise. CEMEX considers that the options granted under its other programs (note 17B, C and D) are defined as liability instruments.

Upon adoption of IFRS 2 in 2005, the Company did not recognize cost for those options classified as equity instruments, considering that, as of the adoption date, the executives' exercise rights were fully vested. In respect to the options classified as liability instruments, CEMEX determined the estimated fair value of the outstanding options in the different programs and recognized in the income statement in 2005 an expense, before the related income tax benefit, of approximately Ps1,081, resulting from the difference between the estimated fair value of the instruments and the existing accrual related to such programs, which was quantified through the intrinsic value of the options. This expense, which represented the cumulative initial effect arising from the change in accounting estimate, was recognized in the caption "Results from valuation and liquidation of financial instruments". At December 31, 2005, in accordance with the then effective Bulletin A-7, "Comparability", the Company did not restate the financial information of prior years.

Until 2004, in connection with those options that are classified as liability instruments under IFRS 2, CEMEX recognized the cost associated to these options using the intrinsic value method. In addition, until 2004, CEMEX did not recognize cost for those options classified as equity instruments under IFRS 2.

Had the Company used during the year ended December 31, 2004, the same accounting rules it applied in 2005 and 2006 to measure and recognize the cost associated with executives' stock option programs, net income and basic earnings per share would have been as follows:

                                                                       2004
                                                              ------------------
Majority interest net income as reported................  Ps             15,224
Difference between the options' fair
   value and their intrinsic value(1)...................                  (396)
                                                             ------------------
Majority interest net income pro forma..................  Ps             14,828
                                                             ==================

Basic earnings per share as reported....................  Ps               0.77
                                                             ==================
Basic earnings per share pro forma......................  Ps               0.74
                                                             ==================

(1) In order to determine fair value in 2004, considering the different exchanges of options which had previously occurred, CEMEX opted for simplicity to value the same portfolio of options outstanding as of the adoption date in 2005, as if it had been in effect in 2004, using the market prices and other assumptions prevailing during 2004 in the option pricing models.

U) EMISSION RIGHTS: EUROPEAN EMISSION TRADING SYSTEM TO REDUCE GREENHOUSE GAS EMISSIONS

CEMEX, as a cement producer, is involved in the European Emission Trading System, which aims to reduce carbon-dioxide emissions ("CO2"), also known as "cap and trade" scheme. Under this directive, considering historical levels of emissions, governments of the European Union ("EU") countries have imposed limits to the total tons of CO2 that industries can release into the atmosphere by granting, currently at nil cost, CO2 emission allowances ("EUAs"). If upon conclusion of an annual review period, CO2 emissions exceeded EUAs received, CEMEX would then be required to purchase the deficit of EUAs in the market, which would represent an additional production cost, complementary to fines or penalties imposed by governments. Considering this is a EU initiative, the emission allowances granted by any member state of the EU can be used to settle emissions in another member state. Consequently, CEMEX analyzes its portfolio of CO2 emissions and EUAs held on a consolidated basis for its cement production operations in Europe.

CEMEX's accounting policy to recognize the effects derived from the CO2 European Emission Trading System is the following: a) emission rights received from different EU country members are recognized in the balance sheet at cost; this presently means at zero value; b) any revenues received from eventual sales of spare EUAs are recognized by decreasing "Cost of sales"; c) purchases of EUAs in the market are recognized at cost within "Cost of sales", when they are acquired to cover current CO2 emissions for the period, or as intangible assets, when they are acquired to cover emissions for future periods or for trading purposes;
d) a provision is recognized against "Cost of sales" when the estimated annual emissions of CO2 are expected to exceed the number of emission rights received for the period.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


As of December 31, 2005 and 2006, CEMEX maintained a consolidated surplus of EUAs held over the total tons of CO2 emissions released through the production process. CEMEX anticipates that it will have a consolidated surplus of EUAs during the reminder of the first allocation period (2005-2007). During 2006, sales or purchases of EUAs were not significant.

V)   CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which the Company operates. No single customer individually accounted for a significant amount of the Company's sales in 2004, 2005 and 2006, and there were no significant accounts receivable from a single customer for the same periods. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

W)   NEWLY ISSUED FINANCIAL REPORTING STANDARDS WITH IMPACT IN 2007

In 2006, CINIF issued the following Mexican Financial Reporting Standards ("MFRS") that will have an effect on the Company's financial statements starting on January 1, 2007:

MFRS B-3, "Income statement". This standard modifies the current structure of the income statement by requiring entities to present two segments on the face of such statement. The first segment, or "Income from ordinary operations", must include all revenues and expenses originated by the entity's main activities. This segment could be compared to the existing "Operating income". The second segment corresponds to the "Result from non-ordinary operations", which will include all revenues, expenses, gains and/or losses generated by transactions or activities other than the entity's main activities, regardless of their unusual or non-frequent nature. This second segment would comprise the existing captions of "Comprehensive financing result", "Other expenses, net", as well as "Equity in income of associates". The sum of the two new segments will represent "Income before income tax". The new MFRS B-3 eliminates the caption "Extraordinary items". CEMEX does not anticipate a material impact on its operating results from the adoption of MFRS B-3.

MFRS B-13, "Events subsequent to the balance sheet date". Beginning on January 1, 2007, according to MFRS B-13, certain events that occur subsequent to the balance sheet date but before the financial statements are issued, such as debt refinancing, are considered for disclosure but not for recognition. New MFRS B-13 will not affect CEMEX's reported financial statements.

MFRS C-13, "Related parties". In connection with disclosure requirements in the notes to the financial statements of transactions occurring during the period, from January 1, 2007, the current definition of related parties is broadened to include: a) joint ventures; b) immediate family of stockholders, members of the Board of Directors and key management personnel or top executives; c) companies in which people mentioned in the previous clause (b) have control or significant influence, or the enterprise exercises significant influence on the voting rights of the reporting entity; and d) pension funds. Key management personnel or top executives are defined as any persons with authority and responsibility to plan and execute, directly or indirectly, the business activities of the reporting entity. When transactions exist, MFRS C-13 requires the disclosure of payment conditions, balances, guarantees given (received), uncollected balances and charges to results. Likewise, if applicable, MFRS C-13 requires disclosing the reasons leading to transactions with related parties not being executed on the same conditions as those entered with other independent third parties. CEMEX does not anticipate any material impact on its current disclosures in connection with related party transactions resulting from the adoption of MFRS C-13.

MFRS D-6, "Capitalization of comprehensive financing results". Starting on January 1, 2007, it is mandatory to capitalize the comprehensive financing results (interest expense, foreign exchange fluctuations and the result from holding monetary assets) of debt associated with significant investments in qualifying construction projects. CEMEX does not anticipate any material impact on its operating results and net income as a result of the adoption of MFRS D-6, considering that is the Company's current policy to capitalize the comprehensive financing result from debt associated with significant construction projects.

4.   CASH AND INVESTMENTS

Consolidated cash and investments as of December, 31 2005 and 2006 consists of:

                                                              2005         2006
                                                     --------------------------
Cash and bank accounts........................    Ps         3,851      13,241
Fixed-income securities ......................               2,599       3,800
Investments in marketable securities..........                 513          10
                                                     --------------------------
                                                  Ps         6,963      17,051
                                                     ==========================

The increase in cash and bank accounts in 2006 is mainly due to proceeds obtained from the issuance of perpetual notes on December 18, 2006 for U.S.$1,250 (note 16F). These proceeds will be used to reduce debt.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


5.   TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable as of December 31, 2005 and 2006 consist of:

                                                       2005             2006
                                                --------------------------------
Trade accounts receivable.................   Ps        19,794          16,643
Allowances for doubtful accounts..........             (1,354)         (1,407)
                                                --------------------------------
                                             Ps        18,440          15,236
                                                ================================

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer.

As of December 31, 2005 and 2006, trade receivables exclude accounts for Ps7,996 (U.S.$740) and Ps11,738 (U.S.$1,087), respectively, that were sold to financial institutions under securitization programs for the sale of trade receivables, established in Mexico, United States, Spain and France. Under these programs, CEMEX effectively surrenders control, risks and the benefits associated with the trade receivables sold; therefore, the amount of receivables sold is recognized as a sale and removed from the balance sheet at the moment of sale, except for the amounts owed by the counterparties, which are reclassified to other short-term accounts receivable. Trade receivables qualifying for sale do not include amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade receivables is recognized as an expense in the income statements and amounted to approximately Ps132 (U.S.$12) in 2004, Ps229 (U.S.$21) in 2005 and Ps438 (U.S.$41) in 2006.

Changes in the valuation allowance for doubtful accounts in 2005 and 2006 are as follows:

                                                                                 2005              2006
                                                                         --------------------------------
Allowances for doubtful accounts at beginning of period............. Ps            790             1,354
  Charged to selling expenses.......................................               303               254
  Deductions........................................................              (280)             (176)
  Business combinations.............................................               504                -
  Foreign currency translation and inflation effects................                37              (25)
                                                                         --------------------------------
Allowances for doubtful accounts at end of period................... Ps          1,354             1,407
                                                                         ================================

6.   OTHER ACCOUNTS RECEIVABLE

Consolidated other accounts receivable as of December 31, 2005 and 2006 consist of:

                                                                                 2005              2006
                                                                         --------------------------------
Non-trade accounts receivable.......................................  Ps        5,286             5,440
Current portion for valuation of derivative instruments.............            1,051               345
Interest and notes receivable.......................................            1,514             1,179
Loans to employees and others.......................................              286               874
Refundable taxes....................................................              842               650
                                                                         --------------------------------
                                                                      Ps        8,979              8,488
                                                                         ================================

Non-trade accounts receivable are mainly originated by the sale of assets.
Interest and notes receivable include Ps1,493 (U.S.$138) in 2005 and Ps1,103
(U.S.$102) in 2006, arising from securitization programs (note 5).

7.   INVENTORIES

Consolidated balances of inventories as of December 31, 2005 and 2006 are summarized as follows:

                                                                                2005              2006
                                                                         --------------------------------
Finished goods......................................................   Ps     3,630               4,321
Work-in-process.....................................................          1,866               2,131
Raw materials.......................................................          2,794               2,106
Materials and spare parts...........................................          3,296               3,718
Advances to suppliers...............................................            383                 528
Inventory in transit................................................            584                 601
Reserve for obsolescence provision..................................           (544)               (521)
                                                                         --------------------------------
                                                                       Ps    12,009              12,884
                                                                         ================================

Impairment losses of approximately Ps198 in 2004 and Ps86 in 2006 were recognized within other expenses, net.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


8.   OTHER CURRENT ASSETS

Other current assets in the consolidated balance sheets of as of December 31, 2005 and 2006 consist of:

                                                                                2005              2006
                                                                         --------------------------------
Advance payments....................................................   Ps     1,141               1,583
Assets held for sale................................................            709                 496
                                                                         --------------------------------
                                                                       Ps     1,850               2,079
                                                                         ================================

Assets held for sale are stated at their estimated realizable value, and consist of diverse assets, including properties acquired in business combinations or received from customers as payment of trade receivables.

9.   INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

9A)  INVESTMENTS IN ASSOCIATES

Consolidated investments in shares of associates as of December 31, 2005 and 2006 are summarized as follows:

                                                                                2005              2006
                                                                         --------------------------------
Book value at acquisition date.........................................Ps     5,488               3,490
Revaluation by equity method...........................................       4,240               4,164
                                                                         --------------------------------
                                                                       Ps     9,728               7,654
                                                                         ================================

As of December 31, 2005 and 2006, CEMEX's main investments in associates are as follows:

                                                                   ACTIVITY       COUNTRY          %         2005       2006
                                                                -------------------------------------    -----------------------
PT Semen Gresik, Tbk............................................    Cement       Indonesia       25.5    Ps    2,770    -
Control Administrativo Mexicano, S.A. de C.V....................    Cement         Mexico        49.0          2,716      3,162
Trinidad Cement Ltd.............................................    Cement        Trinidad       20.0            354        378
Huttig Building Products Inc....................................  Materials    United States     28.1            235        345
Cancem, S.A. de C.V.............................................    Cement         Mexico        10.0            278        322
Lime & Stone Production Co. Ltd.................................  Aggregates       Israel        50.0            175        312
Ready Mix USA...................................................   Concrete    United States     49.9            372        287
Societe des Ciments Antillais...................................    Cement    French Antilles    26.1            193        206
Societe Meridionale de Carrieres................................  Aggregates       France        33.3            185        191
Lehigh White Cement Company.....................................    Cement     United States     24.5            161        173
Societe D'exploitation de Carrieres.............................  Aggregates       France        50.0            169        136
Other companies                                                       -              -                         2,120      2,142
                                                                                                            -------------------
                                                                                                         Ps    9,728      7,654
                                                                                                            ===================


In transactions which took place in July, September and October 2006, CEMEX sold its 25.5% equity interest in PT Semen Gresik ("Gresik") for approximately U.S.$346 (Ps3,737), including dividends declared for approximately U.S.$7
(Ps76). The sale of Gresik's shares generated a gain, net of selling expenses and the write off of related goodwill, of approximately Ps963 (U.S.$90), which was recognized within other expenses, net.

In connection with the sale of the Company's interest in Gresik, it was agreed by mutual consent with the Indonesian government to discontinue the arbitration case filed by CEMEX in December 2003 before the International Centre for Settlement of Investment Disputes.

9B)  OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2005 and 2006, consolidated other investments and non-current accounts receivable are summarized as follows:

                                                                                2005            2006
                                                                         --------------------------------
Non-current portion from valuation of derivative instruments...........Ps     4,568               5,294
Non-current accounts receivable........................................       2,913               3,590
Investments in private funds...........................................         221                 323
Other investments......................................................         622                 360
                                                                         --------------------------------
                                                                       Ps     8,324               9,567
                                                                         ================================

In 2005 and 2006, the amounts contributed to private funds were approximately U.S.$9 (Ps104) and U.S.$14 (Ps151), respectively.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

10.  PROPERTIES, MACHINERY AND EQUIPMENT

Consolidated properties, machinery and equipment as of December 31, 2005 and 2006 consist of:

                                                                                2005             2006
                                                                         --------------------------------
Land and mineral reserves..............................................Ps    44,130              47,596
Buildings..............................................................      52,418              55,629
Machinery and equipment................................................     197,697             200,958
Construction in progress...............................................       5,757               9,541
Accumulated depreciation...............................................    (120,060)           (128,010)
                                                                         --------------------------------
                                                                       Ps   179,942             185,714
                                                                         ================================

Changes in properties, machinery and equipment in 2005 and 2006 are as follows:


                                                                                2005             2006
                                                                         --------------------------------
Cost of properties, machinery and equipment at beginning of period..... Ps  223,895             300,002
Accumulated depreciation at beginning of period........................    (111,929)           (120,060)
                                                                         --------------------------------
NET BOOK VALUE AT BEGINNING OF PERIOD..................................     111,966             179,942
  Capital investments..................................................       9,221              16,637
  Disposals............................................................        (128)             (1,823)
  Acquisition through business combinations............................      76,660                 315
  Depreciation and depletion for the period............................     (10,887)            (11,393)
  Impairment losses....................................................        (181)               (563)
  Foreign currency translation and inflation effects...................      (6,709)              2,599
                                                                         --------------------------------
  Cost of properties, machinery and equipment at end of period.........     300,002             313,724
  Accumulated depreciation at end of period............................    (120,060)           (128,010)
                                                                         --------------------------------
NET BOOK VALUE AT END OF PERIOD........................................ Ps  179,942             185,714
                                                                         ================================

During 2004, 2005 and 2006, impairment losses of fixed assets for approximately Ps1,182, Ps181 and Ps563, respectively, were recognized within other expenses, derived from idle assets in the United Kingdom, Mexico and the Philippines. These assets were adjusted to their estimated realizable value.

11.  GOODWILL, INTANGIBLE ASSETS AND DEFERRED CHARGES

Consolidated goodwill, intangible assets and deferred charges as of December 31, 2005 and 2006 are summarized as follows:

                                                                      2005                                     2006
                                                   -------------------------------------   ------------------------------------
                                                                Accumulated   Carrying                  Accumulated    Carrying
                                                      Cost      Amortization   Amount          Cost     Amortization    Amount
                                                   -------------------------------------   ------------------------------------
Intangible assets of indefinite useful life:
Goodwill....................................... Ps      62,502     (10,458)      52,044   Ps   61,651      (9,516)      52,135
Intangible assets of definite useful life:
Cost of internally developed software..........          3,524      (2,812)         712         5,341      (2,540)       2,801
Industrial property and trademarks.............          2,233        (378)       1,855         1,976        (779)       1,197
Mining projects................................            651         (43)         608         1,057         (72)         985
Concessions....................................            299        (151)         148           607        (316)         291
Other intangible assets........................          4,945      (1,833)       3,112         4,387      (1,722)       2,665
Deferred Charges and others:
Deferred income taxes (note 15B)...............          3,998           -        3,998         3,797           -        3,797
Intangible asset for pensions (note14) ........            659           -          659           735           -          735
Deferred financing costs.......................            576         (81)         495           517         (98)         419
                                                   -------------------------------------   ------------------------------------
                                                Ps      79,387     (15,756)      63,631   Ps   80,068     (15,043)      65,025
                                                   =====================================   ====================================

The amortization of intangible assets and deferred charges was approximately Ps3,000 in 2004, Ps1,750 in 2005 and Ps1,479 in 2006, of which a portion of approximately 66% in 2004 and 14% in 2005 were recognized in other expenses, net, and the rest within operating results. In 2006, 100% of such amortization was recognized as part of the operating results.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


INTANGIBLE ASSETS OF DEFINITE LIFE

During 2005 and 2006, CEMEX capitalized the costs incurred in the development stage of internal-use software for Ps194 and Ps2,197, respectively. The increase in 2006 was attributable to the Company's decision to initiate the replacement of the technological platform in which CEMEX executes the most important processes of its business model. The replacement of systems under this relevant project for the Company started in the subsidiaries located in the United Kingdom, Germany and France, obtained through the acquisition of RMC Group p.l.c. in 2005. The items capitalized refer to direct costs incurred in the development phase of the software and relate mainly to professional fees, direct labor and related travel expenses. In 2007 and 2008 CEMEX will continue the development of the new technological platform in the rest of its subsidiaries.

GOODWILL

Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed, within the twelve-month period after purchase.

Changes in goodwill by reporting unit as of December 31, 2005 and 2006 are summarized as follows:

                                                ACQUISITIONS                              ACQUISITIONS
                                       2004     (DISPOSALS)  ADJUSTMENTS(1)     2005      (DISPOSALS)  ADJUSTMENTS(1)   2006
                                   -------------------------------------------------------------------------------------------
NORTH AMERICA
United States.................. Ps      16,809        5,721         (62)      22,468           205        (1,556)     21,117
Mexico.........................          6,158            -         405        6,563             -            82       6,645
EUROPE
Spain..........................          8,117           69          (4)       8,182           530          (764)      7,948
France.........................              -        2,408           -        2,408           305            55       2,768
United Kingdom.................              -          706         924        1,630         1,440           211       3,281
Other Europe(2)................             77          812          (6)         883            97            32       1,012
CENTRAL AND SOUTH AMERICA
  AND THE CARIBBEAN
Colombia.......................          3,785            -         227        4,012             -          (121)      3,891
Venezuela......................            692            -        (150)         542             -            20         562
Dominican Republic.............            186            -         (30)         156             -            11         167
Costa Rica.....................             51            -           3           54             -           (24)         30
Other Central and South
  America and the Caribbean(3).            598          349         (16)         931             -          (148)        783
AFRICA AND MIDDLE EAST
Egypt..........................            231            -          10          241             -           (13)        228
United Arab Emirates...........              -        1,502           -        1,502             -           (75)      1,427
ASIA
Philippines....................          1,383            -        (201)       1,182             -             2       1,184
Thailand.......................            391            -           7          398             -           (40)        358
Other Asia.....................             13            -           -           13             -            (1)         12
OTHERS
Other reporting units(4).......            718            -          45          763             -           (41)        722
Associates.....................            123          (14)          7          116          (108)          (8)           -
                                   -------------------------------------------------------------------------------------------
                                Ps      39,332       11,553       1,159       52,044         2,469        (2,378)     52,135
                                   ===========================================================================================

(1) The amounts presented in this column refer to the effects on goodwill from foreign exchange fluctuations during the period between the reporting units' currencies and the Mexican peso, and the effect of the restatement into constant pesos.

(2) "Other Europe" refers to the reporting units in the Czech Republic, Ireland and Latvia.

(3) "Other Central and South America and the Caribbean" refers mainly to the reporting units in Panama and Puerto Rico.

(4) This segment primarily consists of CEMEX's subsidiary in the information technology and software development business.

A)   PRINCIPAL ACQUISITIONS AND DIVESTITURES DURING 2005 AND 2006

In January 2006, CEMEX acquired an equity interest of 51% in a cement-grinding mill facility with capacity of 400,000 tons per year in Guatemala for approximately U.S.$17.4 (Ps188).

SALE OF GRESIK

As mentioned in note 9A, during 2006, CEMEX sold the equity interest that it held in Gresik. The resulting goodwill write off recognized in 2006 associated to the sale of Gresik was of approximately Ps108.

ACQUISITION OF RMC GROUP P.L.C.

On March 1, 2005, CEMEX completed the acquisition of 100% of the outstanding stock of RMC Group p.l.c. ("RMC"). The final purchase price of the shares, considering the 18.8% equity interest acquired in 2004, net from the sale of certain assets in 2005, and considering acquisition expenses incurred in 2005, amounted to approximately U.S.$4,301 (Ps46,451). This amount does not include approximately U.S.$2,249 (Ps26,039) of assumed debt. RMC, headquartered in the United Kingdom, was one of Europe's largest cement producers and one of the world's largest suppliers of ready-mix and aggregates, with operations in 22 countries, primarily in Europe and the United States, and employed over 26,000 people. The assets acquired included 13 cement plants with an approximate installed capacity of 17 million tons, located in the United Kingdom, the United States, Germany, Croatia, Poland and Latvia. The accompanying consolidated financial statements of CEMEX at December 31, 2005, include the balance of RMC at December 31, 2005 and the results of operations of the acquired businesses for the ten-month period ended December 31, 2005.

The preliminary goodwill arising from the RMC transaction in 2005 was approximately Ps13,535 (U.S.$1,169). In 2006, CEMEX identified other costs directly related to the purchase of approximately Ps907 (U.S.$84). Consequently, the final price amounted to approximately U.S.$4,301 (Ps46,451). In 2006, CEMEX concluded the allocation of the additional direct costs to the fair values of the assets acquired and liabilities assumed, and made certain modifications to the amounts determined during the preliminary allocation, resulting in adjustments to the preliminary goodwill associated with this acquisition, which at December 31, 2006 amounted to Ps14,576 (U.S.$1,350).

The final allocation of the purchase price of RMC to the fair value, as of March 1, 2005, of the assets acquired and liabilities is presented below:

                                                                FINAL ALLOCATION
                                                                      RMC
                                                                ----------------
 Current assets..............................................Ps           22,355
 Investments and other non-current assets....................              2,429
 Properties, machinery and equipment.........................             71,144
 Other assets(A).............................................                994
 Intangible assets(B)........................................              1,879
 Goodwill....................................................             14,576
                                                                ----------------
 TOTAL ASSETS ACQUIRED.......................................            113,377
                                                                ----------------
 Current liabilities(C)......................................             27,653
 Non-current liabilities(C)..................................             14,451
 Remediation liabilities.....................................              4,828
 Pensions and other postretirement benefits..................              5,851
 Deferred income tax liabilities.............................             13,502
 Other non-current liabilities ..............................                641
                                                                ----------------
 TOTAL LIABILITIES ASSUMED...................................             66,926
                                                                ----------------
 TOTAL NET ASSETS ...........................................Ps           46,451
                                                                ================

(A)  The final allocation in 2006 includes Ps730 of deferred income tax assets.

(B) Identified intangible assets refer mainly to trade names and brands which have been assigned with an average useful life of approximately 5 years.

(C) Current liabilities include Ps13,064 of short-term debt, while long-term liabilities include Ps12,975 of debt.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


ACQUISITION OF CONCRETERA MAYAGUEZANA

In July 2005, CEMEX acquired 15 ready-mix concrete plants through the purchase of Concretera Mayaguezana ("Mayaguezana"), a ready-mix concrete producer located in Puerto Rico, for approximately Ps301 (U.S.$28). The consolidated financial statements of CEMEX as of December 31, 2005 include the balance sheet of Mayaguezana at December 31, 2005 and its operating results for the six-month period ended December 31, 2005. The resulting goodwill arising from this acquisition was approximately Ps161.

OTHER ACQUISITIONS

During 2005, CEMEX made other minor acquisitions in Central America for an aggregate purchase price of approximately Ps231 (U.S.$21), resulting in goodwill of approximately Ps167. The acquired entities are consolidated from the date of acquisition.

DIVESTITURE OF READYMIX ASLAND IN SPAIN, BETECNA IN PORTUGAL AND OTHER ASSETS IN THE UNITED STATES

In December 2005, CEMEX terminated its joint ventures with the French company Lafarge S.A. ("Lafarge"), through the sale to Lafarge of its 50% equity interest in ReadyMix Asland S.A. ("RMA") in Spain and Betecna Betao Pronto S.A. ("Betecna") in Portugal. Subsequent to the sale and according to the agreements, CEMEX acquired from RMA assets in the ready-mix and aggregates sector, representing 29 concrete plants and 5 aggregates quarries. The net sale price, considering the purchase of assets from RMA, was approximately U.S.$61 (Ps706). CEMEX's equity interest in RMA and Betecna was acquired with the purchase of RMC. The consolidated income statement for the year ended December 31, 2005, includes the operating results of RMA and Betecna from March 1 to December 22, 2005, recognized under the proportionate consolidation method (note 3C).

In addition, in connection with clearances of antitrust authorities in the United States related to the acquisition of RMC, in August 2005, ready-mix assets were sold to California Portland Cement Company in the area of Tucson, AZ, for an approximate amount of U.S.$16.

DIVESTITURE OF CHARLEVOIX AND DIXON IN THE UNITED STATES

In March 2005, CEMEX sold to Votorantim Participacoes S.A. the cement plants in Charlevoix, MI, and Dixon, IL, both in the United States. In July 2005, CEMEX sold a cement terminal located in the Great Lakes region to the City of Detroit. The aggregate sale price of both transactions was approximately U.S.$413. The annual capacity of the two cement plants was approximately two million tons, and their operations represented approximately 9% of CEMEX's annual operating cash flow in the U.S. before the RMC acquisition. The consolidated income statement for the year ended December 31, 2005, includes the operating results of these plants for the three-month period ended March 31, 2005. As a result of the sale of these assets, goodwill previously generated in the purchase of CEMEX's operations in the U.S. was reduced by approximately Ps1,712.

ALLIANCE WITH READY MIX USA, INC. ("READY MIX USA")

In July 2005, in order to satisfy construction needs in the Southeastern United States, CEMEX Inc., the Company's subsidiary in the United States, and Ready Mix USA, Inc. established two limited liability companies, CEMEX Southeast, LLC and Ready Mix USA, LLC. Pursuant to the relevant agreements, CEMEX contributed to CEMEX Southeast, LLC the cement plants in Demopolis, AL and Clinchfield, GA and 11 cement terminals. CEMEX's contributions to CEMEX Southeast, LLC represented approximately 98% of the contributed capital, while Ready Mix USA's contributions represented approximately 2% of the contributed capital. To Ready Mix USA, LLC, CEMEX contributed ready-mix, aggregates and concrete block plants in Florida and Georgia, while Ready Mix USA contributed all its ready-mix concrete and aggregates operations in Alabama, Georgia, the Florida Panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama. CEMEX's contributions to Ready Mix USA, LLC represented approximately 9% of the contributed capital, while Ready Mix USA's contributions represented approximately 91% of the contributed capital. CEMEX owns a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, whereas Ready Mix USA owns a 50.01% interest, and CEMEX owns a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC.

After the third year of the strategic alliance and for an approximate 22-year period, Ready Mix USA will have the right, but not the obligation, to sell CEMEX its interests in both entities. As of December 31, 2005 and 2006, CEMEX has control and fully consolidates CEMEX Southeast, LLC, while the CEMEX interest in Ready Mix USA, LLC is accounted for by the equity method.

In September 2005, CEMEX sold to Ready Mix USA, LLC, 27 ready-mix plants and 4 concrete block facilities located in the Atlanta, GA area, as well as working capital related to these assets, in exchange for approximately U.S.$125 (Ps1,443).

DIVESTITURE OF CEMENTOS BIO BIO

In April 2005, CEMEX divested its 11.9% interest in Cementos Bio Bio, S.A., a cement company in Chile, for approximately U.S.$65 million (Ps753), resulting in a net gain of Ps226 recorded within "Other expenses, net" and in the cancellation of goodwill of approximately Ps14. Until the sale, this investment was accounted for by the equity method.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


PURCHASE OF MINORITY INTEREST IN CEMEX ASIA HOLDINGS ("CAH")

In December 2005, for approximately U.S$8 (Ps93), CEMEX acquired the 0.9% equity interest in CAH that remained as property of third parties. In 2004, CEMEX acquired 20.6% of CAH common stock in exchange for a cash payment of approximately U.S.$70 and 27,850,713 CPOs, with a value of approximately U.S.$172 (Ps1,991), resulting in goodwill of approximately Ps1,044. In accordance with MFRS, this goodwill was charged to equity within "Comprehensive income", considering it was a transaction between stockholders. CAH is the holding company of CEMEX's subsidiaries in the Philippines, Thailand and Bangladesh, and had been the owner of the Company's equity interest in Gresik. Through these operations, the Company's interest in CAH increased to 100%.

B)   CONDENSED PRO FORMA INCOME STATEMENT

In order to comply with disclosure requirements pertaining to significant acquisitions, CEMEX presents condensed pro forma income statements for the twelve-month periods ended December 31, 2004 and 2005, giving effect to the RMC acquisition as if it had occurred on January 1, 2004.

The pro forma financial information is not indicative of the results that CEMEX would have reported, nor should such information be taken as representative of the Company's future results. Pro forma adjustments consider the fair values of the net assets acquired, under certain assumptions that CEMEX considered reasonable.

                                                            CEMEX        RMC     ADJUSTMENTS    CEMEX
    YEAR ENDED DECEMBER 31, 2004                              1           2           3       PRO FORMA
                                                         ----------------------------------------------
Sales.................................................Ps      94,915      89,573  -             184,488
Operating income......................................        21,567       2,736        (830)     23,473
Comprehensive financing result........................         1,552      (1,059)      4,198      4,691
Other expenses, net...................................        (5,635)     (5,709)       (911)   (12,255)
Income taxes..........................................        (2,483)       (687)       (411)    (3,581)
Equity in income of associates........................           467         549  -               1,016
                                                         ----------------------------------------------
CONSOLIDATED NET INCOME...............................        15,468      (4,170)      2,046     13,344
Minority interest.....................................           244         249  -                 493
                                                         ----------------------------------------------
MAJORITY INTEREST NET INCOME..........................Ps      15,224      (4,419)      2,046     12,851
                                                         ----------------------------------------------
BASIC EPS.............................................Ps        0.77                               0.65
                                                         -----------                         ----------
DILUTED EPS...........................................          0.76                               0.64
                                                         -----------                         ----------

                                                           CEMEX        RMC     ADJUSTMENTS    CEMEX
YEAR ENDED DECEMBER 31, 2005                                 1           2           3       PRO FORMA
                                                        ----------------------------------------------
Sales.................................................Ps     177,385      10,995  -             188,380
Operating income......................................        28,791        (319)       (125)    28,347
Comprehensive financing result........................         2,836        (117)     (1,951)       768
Other expenses, net...................................        (3,676)          2        (41)    (3,715)
Income taxes..........................................        (3,875)        (50)        289    (3,636)
Equity in income of associates........................         1,012          11  -               1,023
                                                         ----------------------------------------------
CONSOLIDATED NET INCOME...............................        25,088        (473)     (1,828)    22,787
Minority interest.....................................           638          14  -                 652
                                                         ----------------------------------------------
MAJORITY INTEREST NET INCOME..........................Ps      24,450        (487)     (1,828)    22,135
                                                         ----------------------------------------------
BASIC EPS.............................................Ps        1.18                               1.07
                                                         -----------                         ----------
DILUTED EPS...........................................          1.17                               1.06
                                                         -----------                         ----------

1 Information derived from the consolidated income statements for the years 2004 and 2005, as reported. In 2005, includes RMC's operating results for the ten-month period ended December 31, 2005.

2 In 2005, the information relates to the two-month period ended on February 28, 2005 (unaudited), prepared under IFRS. In 2004, the information was obtained from the audited consolidated financial statements, prepared under generally accepted accounting principles in the United Kingdom ("UK GAAP") and include reclassifications to conform RMC amounts to CEMEX's presentation. RMC's information was translated into pesos at the exchange rates of Ps18.27 and Ps21.30, effective as of December 31, 2004 and February 28, 2005, respectively, per (pound)1, and was restated to constant pesos at December 31, 2006.

3 The pro forma adjustments determined for the two-month period of RMC in pro forma 2005 and the twelve-month period of RMC in pro forma 2004 include adjustments related to the purchase price allocation, and in 2004, adjustments resulting from the relevant differences between UK GAAP and MFRS. The main adjustments as of December 31, 2004 and February 28, 2005 consist of:

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

                        ITEM                              2004       2005
                                                       --------------------
Depreciation expense................................Ps      (830)     (125)
Financial expense D ...............................      (1,214)     (183)
Valuation of derivative instruments.................        1,608   (1,431)
Foreign exchange fluctuations D.....................        1,406     (383)
Monetary position result ...........................        2,398        46
Intangible assets amortization......................        (268)      (41)
Goodwill amortization...............................        (643)        -
Deferred income tax.................................        (411)       289
                                                       --------------------
                                                    Ps      2,046   (1,828)
                                                       ====================

D Pro forma financial expense for the two-month period was determined on the basis of the U.S.$3,326 in 2004 and U.S.$3,311 in 2005 of average debt incurred in connection with the purchase, using the interest rates of 2.4% in 2004 and 2.8% in 2005.


C)   ANALYSIS OF GOODWILL IMPAIRMENT

For the years ended December 31, 2005 and 2006, CEMEX did not recognize impairment losses of goodwill, considering that all the annual evaluations presented an excess of the value in use over the net book value of the reporting units. In 2004 it was determined that the net book value of the information technology business exceeded the amount of expected discounted cash flows; therefore, an impairment loss of goodwill was recognized within "Other expenses, net" for Ps261.

CEMEX's methodology for testing goodwill for impairment is described in note 3K. Goodwill amounts are allocated to the multiple cash generating units, which comprise a geographic operating segment, commonly the operations in each country as explained in the financial information by geographic segments presented in note 18. The Company's geographic segments also represent its reporting units for purposes of impairment testing.

The fair value of each reporting unit is determined through the value in use method, considering cash flow projections over a five-year period. CEMEX uses after-tax discount rates, which are applied to after-tax cash flows. The following table presents the discount rates and perpetual growth rates used in the impairment testing of those reporting units that represent a significant portion of the consolidated goodwill in 2005 and 2006:

                                     DISCOUNT RATES      PERPETUAL GROWTH RATES
                                -----------------------  -----------------------
             REPORTING UNITS       2005        2006          2005       2006
                                -----------------------  -----------------------
United States..................      8.5%        8.9%         1.0%        2.5%
Spain..........................      8.6%        9.1%         1.5%        2.5%
Mexico.........................      9.1%       10.1%         2.5%        2.5%
Colombia.......................      9.7%       10.4%         2.0%        2.5%
France.........................       N/A        9.0%          N/A        2.5%
United Arab Emirates...........       N/A        9.4%          N/A        2.5%
United Kingdom.................       N/A        9.0%          N/A        2.5%
                                -----------------------  -----------------------

The reporting units acquired from RMC were not tested for impairment in 2005 considering that the related net assets were recorded at their estimated fair values as of the acquisition date.

The main assumption used in the impairment testing of CEMEX's other cash generating units, which account for the remaining portion of goodwill in 2005 and 2006, are summarized as follows:

                                                 2005              2006
                                          -------------------------------------
Range of discount rates...................     8.5% - 11.4%     8.9% - 12.7%
Range of perpetual growth rates...........      1.0% - 2.5%         2.5%
                                          -------------------------------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


12.  FINANCIAL INSTRUMENTS

A)   SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2005 and 2006, short-term and long-term consolidated debt by interest rate, by currency (excluding effects of derivative instruments associated to such debt) and by instrument type and maturity, are summarized as follows:

DEBT ACCORDING TO THE INTEREST RATE IN WHICH DEBT WAS CONTRACTED:

                                             CARRYING AMOUNT                       EFFECTIVE RATE 1
                                    ---------------------------------     ---------------------------------
                                          2005             2006                 2005             2006
                                    ---------------------------------     ---------------------------------
SHORT-TERM
Floating rate....................Ps           12,884           10,901             4.65%            4.14%
Fixed rate.......................                904            2,613            11.08%            3.09%
                                    ---------------------------------
                                              13,788           13,514
                                    ---------------------------------
LONG-TERM
Fixed rate.......................             46,082           36,103             5.14%            4.72%
Floating rate....................             49,862           31,824             4.01%            4.45%
                                    ---------------------------------
                                              95,944           67,927
                                    ---------------------------------
                                 Ps          109,732           81,441
                                    =================================

DEBT ACCORDING TO CURRENCY CONTRACTED:

                                                               2005
                                ------------------------------------------------------------------
         CURRENCY                  SHORT-TERM       LONG-TERM          TOTAL      EFFECTIVE RATE 1
                                ------------------------------------------------- ----------------
Dollar.......................Ps            5,972          50,063           56,035           5.2%
Pesos .......................              4,431          18,716           23,147          10.4%
Euros........................              2,237          20,465           22,702           2.9%
Japanese yen.................                367           4,605            4,972           1.1%
Pounds sterling..............                585           2,041            2,626           5.5%
Other currencies.............                196              54              250          10.4%
                                -------------------------------------------------
                             Ps           13,788          95,944          109,732
                                =================================================


                                                               2006
                                ------------------------------------------------------------------
         CURRENCY                  SHORT-TERM       LONG-TERM           TOTAL      EFFECTIVE RATE 1
                                -------------------------------------------------- ---------------
Dollar.......................Ps              536           26,310           26,846          5.0%
Pesos .......................              4,502           20,187           24,689          5.0%
Euros........................              7,943           16,416           24,359          3.8%
Japanese yen.................                352            4,251            4,603          1.2%
Pounds sterling..............                174              728              902          5.0%
Other currencies.............                  7               35               42          4.0%
                                --------------------------------------------------
                             Ps           13,514           67,927           81,441
                                ==================================================


1 Represents the weighted average effective interest rate and includes the effects of interest rate swaps and derivative instruments that exchange interest rates and currencies, which are denominated as cross currency swaps (note 12C).

DEBT BY CATEGORY OR INSTRUMENT TYPE AND MATURITY:


                       2005                         Short-term      Long-term
                                                   -----------------------------
Bank loans
Lines of credit in Mexico.......................Ps          2,223              -
Lines of credit in foreign countries............            4,319              -
Syndicated loans, 2006 to 2010..................                -         56,394
Other bank loans, 2006 to 2007..................                -          9,535
                                                   -----------------------------
                                                            6,542         65,929
                                                   -----------------------------
Notes payable
Euro medium-term notes, 2006 to 2009............                -          1,313
Medium-term notes, 2006 to 2008.................                -          6,343
Medium-term notes, 2006 to 2015.................                -         26,261
Other notes payable.............................              710          2,634
                                                   -----------------------------
                                                              710         36,551
                                                   -----------------------------
Total bank loans and notes payable..............            7,252        102,480
Current maturities..............................            6,536        (6,536)
                                                   -----------------------------
                                                Ps         13,788         95,944
                                                   =============================


                       2006                         Short-term      Long-term
                                                   -----------------------------
 Bank loans
 Lines of credit in Mexico......................Ps            216             -
 Lines of credit in foreign countries...........            8,227             -
 Syndicated loans, 2007 to 2011.................                -        34,175
 Other bank loans, 2007 to 2016.................                -         2,646
                                                   -----------------------------
                                                            8,443        36,821
                                                   -----------------------------

 Notes payable
 Euro medium-term notes, 2007 to 2009...........                -           664
 Medium-term notes, 2007 to 2012................                -        31,678
 Other notes payable............................            1,663         2,172
                                                   -----------------------------
                                                            1,663        34,514
                                                   -----------------------------
 Total bank loans and notes payable.............           10,106        71,335
 Current maturities.............................            3,408       (3,408)
                                                   -----------------------------
                                                Ps         13,514        67,927
                                                   =============================

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


The most representative exchange rates to the financial debt as of December 31, 2005 and 2006 are as follows:

                                                     2005             2006
                                              -------------------------------
Mexican pesos per dollar......................           10.62           10.80
Japanese yen per dollar.......................          117.81          119.05
Euros per dollar..............................          0.8440          0.7573
Pounds sterling per dollar....................          0.5812          0.5105
                                              -------------------------------

Changes in consolidated debt during 2005 and 2006 are as follows:

                                                            2005        2006
                                                        ---------------------
Debt at beginning of year............................Ps     69,073    109,732
  Proceeds from new credits..........................      104,522     34,297
  Debt repayments....................................     (82,819)   (58,254)
  Increase from business combinations................       26,041        508
  Foreign currency translation and inflation effects.      (7,085)    (4,842)
                                                        ---------------------
Debt at end of year..................................Ps    109,732     81,441
                                                        ---------------------

The maturities of consolidated long-term debt as of December 31, 2006 are as follows:

                                                               2006
                                                       ----------------------
2008.......................................         Ps                 14,672
2009.......................................                            17,090
2010.......................................                            11,679
2011.......................................                            14,273
2012 and thereafter........................                            10,213
                                                       ----------------------
                                                    Ps                 67,927
                                                       ----------------------

As of December 31, 2005 and 2006, there were short-term debt transactions amounting to U.S.$505 (Ps5,847) and U.S.$110 (Ps1,188), respectively, classified as long-term debt due to the Company's ability and the intention to refinance such indebtedness with the available amounts of committed and unused long-term lines of credit.

As of December 31, 2006, CEMEX has the following lines of credit, both committed and subject to the banks' availability, at annual interest rates ranging between 0.6% and 15.5%, depending on the negotiated currency:

                                                            Lines of
                                                             Credit    Available
                                                            -------------------
Revolving credit facilities (U.S.$1,400).................Ps  15,120      3,802
Multi-currency revolving credit facility (U.S.$1,200)....    12,960      8,986
Other lines of credit in foreign subsidiaries............    39,332     10,245
Other lines of credit from banks.........................     4,914      3,063
                                                            -------------------
                                                         Ps  72,326     26,096
                                                            -------------------

In addition to the amounts mentioned above, as of December 31, 2006, CEMEX has committed lines of credit for approximately U.S.$11,200 (Ps120,960) that would be used for future business combinations.


COVENANTS

Certain debt contracts of CEMEX contain restrictive covenants limiting sale of assets and requiring maintenance of a controlling interest in certain subsidiaries. As of December 31, 2005 and 2006, CEMEX was in compliance with such covenants.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

B)   FAIR VALUE OF ASSETS AND FINANCIAL INSTRUMENTS

The Company's carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair value due to the short-term maturity and revolving nature of these financial assets and liabilities. Temporary investments (cash equivalents) and long-term investments are recognized at fair value, considering quoted market prices for the same or similar instruments.

The carrying amounts of long-term debt and the related fair value is based on estimated market prices for equal or similar instruments or on interest rates currently available for CEMEX to negotiate debt with the same maturities, or it is determined by discounting future cash flows using interest rates currently available to CEMEX. The information is summarized as follows:

                                                 Carrying      Fair
                                                  Amount      Value
                                                --------------------
Bank loans.........................          Ps    45,264     45,093
Notes payable......................                36,177     35,274
                                                --------------------

C)   DERIVATIVE FINANCIAL INSTRUMENTS RELATED TO DEBT

As described in CEMEX's accounting policy for derivative instruments in note 3L, derivative instruments are recognized as assets or liabilities in the balance sheet at their estimated fair value. Changes in such values are recognized in the income statement for the period in which they occur, except for those changes originated by derivative instruments designated in a cash flow hedge relationship, which are originally recognized within stockholders' equity and are subsequently reflected in the income statement as adjustments to the interest expense of the debt related to the hedge.

As of December 31, 2005 and 2006, derivative instruments related to short-term and long-term debt are summarized as follows:

                                                 2005                 2006
                                        ----------------------------------------
       U.S. DOLLARS MILLIONS                NOTIONAL   FAIR    NOTIONAL    FAIR
                                             AMOUNT    VALUE    AMOUNT     VALUE
                                        ----------------------------------------
Interest rate swaps................U.S.$     2,725     52     3,184        39
Cross currency swaps...............          2,290    212     2,144       154
Foreign exchange forward contracts.           -                 703        (3)
                                        ----------------------------------------
                                   U.S.$     5,015    264     6,031       190
                                        ========================================

INTEREST RATE SWAP CONTRACTS

As of December 31, 2005 and 2006, in order to change the profile of the interest rates originally negotiated on a portion of its debt, CEMEX has negotiated interest rate swaps, which are detailed as follows:


                                                         2005                        2006
                                           -------------------------------------------------------------
        U.S. DOLLARS MILLIONS               NOTIONAL     FAIR   EFFECTIVE   NOTIONAL  FAIR   EFFECTIVE
                                             AMOUNT      VALUE    RATE      AMOUNT    VALUE    RATE
                                           -------------------------------------------------------------
Swaps related to long-term debt 1.....U.S.$         387     6       4.4%       363      6      4.2%
Swaps related to long-term debt 2.....            1,113     6       4.5%     1,037     10      4.9%
Swaps related to long-term debt 3.....            1,000    37       4.9%     1,584     21      4.5%
Swaps related to long-term debt 4.....              225     3       4.9%       200      2      4.5%
                                           ------------------              ---------------
                                      U.S.$       2,725    52                3,184     39
                                           ------------------              ---------------

1 CEMEX receives a floating LIBOR* rate and pays a fixed rate of 4.0%. These contracts were designated as hedges of contractual cash flows (interest payments) of the related underlying U.S. dollar floating rate debt, and mature in June 2009.

2 CEMEX receives a floating LIBOR* rate and pays a fixed rate of 4.7%. These contracts were designated as hedges of contractual cash flows (interest payments) of the related underlying U.S. dollar floating rate debt, and mature in August 2009.

3 CEMEX receives a floating LIBOR* rate and pays a fixed rate of 5.0%. These contracts, which mature in August 2010, were not designed as accounting hedges since they have optionality; nevertheless, such contracts complement CEMEX's financial strategy.

4 CEMEX receives a floating LIBOR* rate and pays a fixed rate of 4.3% until maturity in March 2010. Likewise, these contracts were not designed as accounting hedges since they have optionality.

* LIBOR represents the London Interbank Offering Rate used in international markets for debt denominated in U.S. dollars.

During 2005 and 2006, due to changes in the interest rate mix of CEMEX's debt portfolio, interest rate swaps were settled for notional amounts of U.S.$775 and U.S.$459, respectively. As a result of these settlements, CEMEX recognized gains of U.S.$8 (Ps93) in 2004, U.S.$4 (Ps46) in 2005 and U.S.$48 (Ps518) in 2006,
which were recognized in earnings of each period.

In June 2005, CEMEX settled interest rate swaps covering a notional amount of approximately U.S.$585, assumed through the purchase of RMC, generating a gain of approximately U.S.$8 (Ps93) recognized in earnings of the period.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

CROSS CURRENCY SWAP CONTRACTS

With the intention of reducing the financial costs, CEMEX has negotiated cross currency swaps ("CCS") in order to change the profile of interest rates and currencies in a portion of its short-term and long-term debt originally contracted in dollars or pesos. These contracts are not designated as hedges; therefore, changes in fair value are recognized in earnings as they occur. During the tenure of the CCS and at their maturity, the cash flows related to the exchange of interest rates and currencies under the CCS match, in interest payment dates and conditions, those of the related debt. As of December 31, 2005 and 2006, information with respect to the CCS is summarized as follows:


      (U.S. DOLLARS MILLIONS)              2005                 (U.S. DOLLARS MILLIONS)                   2006
                               -----------------------------                                ---------------------------------
                                NOTIONAL   FAIR   EFFECTIVE                                 NOTIONAL      FAIR     EFFECTIVE
                                 AMOUNT    VALUE  RATE                                      AMOUNT        VALUE      RATE
                               -----------------------------                                ---------------------------------
           SHORT-TERM                                            SHORT-TERM
Exchange Ps5,362 to dollars 1..    500       6   4.7%    Exchange Ps1,400 to dollars 1......   126             4        5.3%
Exchange Ps2,800 to dollars 2..    260       5   4.9%    Exchange Ps3,213 to dollars 2......   295            14        2.0%
                     -             -        -      -     Exchange Ps869 to dollars 3........    65            17        5.1%
                     -             -        -      -     Exchange Ps800 to dollars 4........    77            -         4.1%
                               ----------------                                              --------------------
                                   760      11                                                 563            35
                               ----------------                                              --------------------
           LONG-TERM                                              LONG-TERM
Exchange Ps2,488 to dollars 3..    142     100   4.8%    Exchange Ps3,126 to dollars 5......    271            66       3.9%
Exchange Ps6,888 to dollars 4..    618      86   4.0%    Exchange Ps2,031 to dollars 6......    181            17       7.1%
Exchange Ps2,940 to dollars 5..    270      17   4.8%    Exchange Ps2,140 to dollars 7 .....    193            17       3.3%
Exchange Ps5,281 to dollars 6..    500     (2)   4.5%    Exchange Ps7,250 to dollars 8......    664            14       5.4%
                     -             -      -        -     Exchange Ps2,950 to dollars 9......    272             5       5.3%
                               ----------------                                              --------------------
                                 1,530     201                                                1,581           119
                               ----------------                                              --------------------
                                 2,290     212                                                2,144           154
                               ----------------                                              --------------------


                                             2005                             2006
                         ------------------------------------ -----------------------------------------
            MATURITY       CEMEX RECEIVES        CEMEX PAYS    CEMEX RECEIVES        CEMEX PAYS
                         ------------------------------------ -----------------------------------------
  1 June 2007............ TIIE plus 25 bps     L plus 28 bps  TIIE minus 23 bps    L minus 13 bps
  2 June 2007............ TIIE plus 80 bps     L plus 55 bps      Peso 10.8%        Dollar 2.0%
  3 April 2007...........    Peso 10.8%        L plus 96 bps      Peso 10.6%       L plus 23 bps
  4 October 2007.........     Peso 9.2%         Dollar 5.1%   CETES plus 145 bps    Dollar 4.1%
  5 April 2012...........CETES plus 112 bps     Dollar 4.8%       Peso 8.7%         Dollar 3.9%
  6 March 2011...........     Peso 8.3%        L plus 25 bps      Peso 8.8%        L plus 162 bps
  7 April 2009...........        -                   -        CETES plus 99 bps     Dollar 3.3%
  8 September 2011.......        -                   -        CETES plus 52 bps    L minus 2 bps
  9 March 2012...........        -                   -         TIIE plus 9 bps    L minus 2.5 bps
                         ------------------------------------ -----------------------------------------

* TIIE represents the Interbank Offering Rate in Mexico, and CETES are public debt instruments issued by the Mexican government. LIBOR or "L" represents the London Interbank Offering Rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2005 and 2006, the LIBOR rate was 4.39% and 5.32%, respectively; the year-end TIIE was 8.56% in 2005 and 7.37% in 2006 and the year-end CETES yield was 8.01% in 2005 and 7.10% in 2006. The contraction "bps" means basis points. One basis point is .01 per cent.

The carrying amounts of CEMEX's debt as of December 31, 2005 and 2006 exclude the valuation effects of related CCS, which are presented within other short-term and long-term accounts receivable and/or payable, as applicable.

As of December 31, 2005 and 2006, related to the fair value of the CCS, the Company recognized net assets of U.S.$212 (Ps2,453) and U.S.$154 (Ps1,663), respectively, of which U.S.$138 (Ps1,598) in 2005 and U.S.$34 (Ps367) in 2006 relate to prepayments made of dollar denominated obligations under the contracts. The estimated fair value of CCS, excluding the effects of prepayments, resulted in a net asset of U.S.$74 (Ps857) in 2005 and a net asset of U.S.$120 (Ps1,296) in 2006. For the years ended December 31, 2004, 2005 and 2006, changes in the estimated fair value of the CCS, before prepayments, resulted in gains of U.S.$10 (Ps116) and U.S.$3 (Ps35) and a loss of U.S.$58 (Ps626), respectively. The periodic interest rate cash flows under the CCS were recognized within financial expense as part of the effective interest rate of the related debt.

In May and June 2005, CEMEX settled CCS for a notional amount of approximately U.S.$397, assumed through the purchase of RMC, generating a gain of approximately U.S.$21 (Ps243), which was recognized in earnings of the period.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

FOREIGN EXCHANGE FORWARD CONTRACTS RELATED TO DEBT

During 2006, in order to change the mix of currencies in its debt portfolio, CEMEX negotiated foreign exchange forward contracts for a notional amount of U.S.$703. These contracts had a fair value of approximately U.S.$3 at December 31, 2006. Of the aggregate notional amount, U.S.$566 exchanges euros to dollars, U.S.$92 exchanges pounds sterling to dollars, and U.S.$45 exchanges Japanese yen to dollars. Changes in fair values of these contracts are recognized in the income statement.

In 2005, CEMEX settled foreign exchange options for a notional amount of U.S.$488. These options were sold in 2003 for approximately U.S.$63. Changes in fair value of these options generated losses of approximately U.S.$19 (Ps221) in 2004 and U.S.$6 (Ps69) in 2005, recognized in the income statement of the corresponding period.

In September 2004, in connection with the commitment to acquire RMC that was denominated in pounds sterling, the Company negotiated foreign exchange forwards, collars and options, for a combined notional amount of U.S.$3,453 in order to hedge the variability in cash flows associated with exchange fluctuations between the U.S. dollar, the currency in which CEMEX obtained the proceeds, and pounds sterling. These contracts were designated as accounting hedges of the foreign exchange risk associated with the firm commitment agreed on November 17, 2004, the date on which RMC's stockholders committed to sell their shares at a fixed price. Changes in the estimated fair value of these contracts from the designation date, which represented a gain of approximately U.S.$132 (Ps1,537), was recognized in stockholders' equity in 2004. This gain was reclassified to earnings in 2005 on the purchase date. Changes in fair value of these contracts from their origination until their designation as hedges, which resulted in a gain of approximately U.S.$102 (Ps1,188), was recognized in earnings in 2004.

D)   OTHER DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2005 and 2006, outstanding derivative instruments, other than those related to debt (note 12C) and those related to equity items (note 12E), are detailed as follows:


                                                              2005              2006
                                                    -------------------  ------------------
           U.S. DOLLARS MILLIONS                       NOTIONAL   FAIR   NOTIONAL   FAIR
                                                       AMOUNT    VALUE   AMOUNT    VALUE
                                                    -------------------  ------------------
Equity forwards in the CEMEX's own shares..... U.S.$       -       -         171      -
Other foreign exchange instruments............            63       -          81      1
Derivatives related to energy projects........           159      (4)        159     (4)
                                                    -------------------  ------------------
                                               U.S.$     222      (4)        411     (3)
                                                    -------------------  ------------------


EQUITY FORWARDS IN CEMEX'S OWN SHARES

For the years ended December 31, 2005 and 2006, changes in the fair value of equity forward contracts in CEMEX's own shares were recognized in the results of the corresponding period, considering that upon liquidation, such contracts allow for net cash settlement. In 2004, changes in valuation were recognized in the income statement or as part of stockholders' equity, according to their characteristics and use.

On December 20, 2006, CEMEX sold in the market 50 million CPOs that it held in the Company's treasury for approximately Ps1,781. On the same date, CEMEX negotiated a forward contract for the same number of CPOs with maturity in December 2009. The notional amount of the contract as of December 31, 2006 is approximately U.S.$171 (Ps1,847). This equity forward contract provides for net cash settlement at its maturity.

On October 3, 2005, through a secondary equity offering agreed to by the Company, launched simultaneously on the Mexican Stock Exchange and the NYSE, financial institutions offered and sold 45,886,680 ADSs and 161,000,000 CPOs, at a price of approximately U.S.$24.75 per ADS and U.S.$26.95 per CPO. Of the total consideration of approximately U.S.$1,500 (Ps17,367), net of the offering expenses, the financial institutions kept approximately U.S.$1,300 as payment for the liquidation of the related forward contracts. The ADSs and CPOs subject to the offer represented the entire amount of shares subject to the forward contracts in the Company's own shares as of the offering date. This transaction did not increase the number of shares outstanding. For the year ended December 31, 2005, considering the results of the secondary offering, as well as those of the forward contracts initiated and settled during the year to hedge the exercises of options under the stock option programs, CEMEX recognized in the income statement a gain of approximately U.S.$422 (Ps4,886), which offset the expenses generated by the stock option programs (note 17).

During 2004, forward contracts covering 52,264,048 CPOs were settled, generating a gain of approximately U.S.$18 (Ps210), which was recognized in stockholders' equity.

OTHER FOREIGN EXCHANGE INSTRUMENTS

As of December 31, 2005 and 2006, CEMEX had foreign exchange forward contracts for notional amounts of U.S.$63 and U.S.$81, respectively, not designated as hedges, which valuation effects are recognized in the income statement for the period.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


DERIVATIVES RELATED TO ENERGY PROJECTS

As of December 31, 2005 and 2006, CEMEX had an interest rate swap maturing in May 2017 with notional amounts of U.S.$150 and U.S.$141, respectively, negotiated to exchange floating for fixed interest rates in connection with agreements entered into by CEMEX for the acquisition of electric energy (note
21D). During the life of the swap and based on its notional amount, CEMEX will pay a LIBOR rate and will receive a 7.53% fixed rate until 2017. In addition, during 2001, CEMEX sold a floor option with a notional amount of U.S.$159 in 2005 and U.S.$149 in 2006, related to the interest rate swap contract, pursuant to which, until 2017, CEMEX will pay the difference between the 7.53% fixed rate and the LIBOR rate. As of December 31, 2005 and 2006, the combined fair value of the interest rate swap and the floor option represented losses of approximately U.S.$4 (Ps46) and U.S.$3 (Ps32), respectively, recognized in earnings during the respective periods. The notional amount of these contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of both contracts offset each other.

In addition, in December 2006, CEMEX negotiated a derivative instrument based on gas prices for a notional amount of U.S.$9. The instrument matures in December 2007.

E)   DERIVATIVE FINANCIAL INSTRUMENTS RELATED TO EQUITY

As of December 31, 2005 and 2006, outstanding derivative instruments that hedge equity transactions or items, other than those related to debt (note 12C) and those related to other transactions (note 12D), are detailed as follows:

                                                     2005              2006
                                            ------------------------------------
                                              NOTIONAL   FAIR   NOTIONAL   FAIR
                                               AMOUNT    VALUE   AMOUNT    VALUE
           U.S. DOLLARS MILLIONS            ------------------------------------
Foreign exchange forward contracts....     U.S.$  3,137    173    5,034     132
Derivatives related to perpetual
   equity instruments.................                -      -    1,250      46
                                            ------------------------------------
                                          U.S.$   3,137    173    6,284     178


FOREIGN EXCHANGE FORWARD CONTRACTS

At December 31, 2005 and 2006, in order to hedge financial risks associated with variations in foreign exchange rates of certain net investments in foreign countries denominated in euros and dollars vis-a-vis the peso, and consequently reducing volatility in the value of stockholders' equity in the reporting currency, CEMEX has negotiated foreign exchange forward contracts for notional amounts of U.S.$3,137 and U.S.$5,034, respectively, with different maturities until 2010. These contracts have been designated as hedges of the Company's net investment in foreign subsidiaries. Changes in the estimated fair value of these instruments are recorded in stockholders' equity as part of the foreign currency translation effect.

DERIVATIVE INSTRUMENTS RELATED TO PERPETUAL EQUITY INSTRUMENTS

In connection with the issuance of U.S.$1,250 aggregate notional amount of perpetual debentures described in note 16F, pursuant to which CEMEX pays a fixed U.S. dollar rate of 6.196% on a notional amount of U.S.$350 and a fixed U.S. dollar rate of 6.722% on a notional amount of U.S.$900, CEMEX decided to change the foreign exchange exposure on the coupon payments from U.S. dollars to Japanese yen. In order to do so, on December 18, 2006, CEMEX entered into two CCS agreements: a U.S.$350 notional amount CCS, pursuant to which, for a five-year period, CEMEX receives a fixed rate in dollars of 6.196% of the notional amount and pays six-month Yen LIBOR multiplied by a factor of 4.3531, and a U.S.$900 notional amount CCS, pursuant to which, for a ten-year period, CEMEX receives a fixed rate in dollars of 6.722% of the notional amount and pays six-month Yen LIBOR multiplied by a factor of 3.3878. Each CCS include an extinguishable swap, which provides that if the relevant perpetual debentures are extinguished for certain stated conditions but before the maturity of the CCS, such CCS would be automatically extinguished, with no amounts payable by the swaps counterparties. In addition, in order to eliminate variability during the first two years in the yen denominated payments due under the CCSs, CEMEX entered into foreign exchange forwards for a notional amount of U.S.$89, under which CEMEX pays U.S. dollars and receives payments in yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures are recognized in the income statement.

F)   FAIR VALUE OF DERIVATIVE INSTRUMENTS

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future interest rates, exchange rates and share prices, according to the yield curves shown in the market as of the balance sheet date. These values should be viewed in relation to the fair values of the underlying transactions and as part of CEMEX's overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX's exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

13.  OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2005 and 2006, consolidated other accounts payable and accrued expenses are as follows:


                                                                   2005    2006
                                                                 ---------------
Provisions....................................................Ps  7,165    8,520
Other accounts payable and accrued expenses...................    4,459    3,112
Tax payable...................................................    3,009    2,456
Current liabilities for valuation of derivative instruments...    1,580       98
Advances from customers.......................................    1,228    1,282
Interest payable..............................................      593      393
Dividends payable.............................................       36       -
                                                                 ---------------
                                                              Ps 18,070   15,861
                                                                 ===============


The carrying amount of current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term (note 22C). These amounts are revolving in nature and are to be settled and replaced by similar amounts within the next 12 months.

As of December 31, 2005 and 2006, the carrying amounts of consolidated other non-current liabilities are detailed as follows:

                                                                2005     2006
                                                              ------------------
Asset retirement obligations...............................Ps   1,254     1,315
Other remediation or environmental liabilities.............     3,869     3,178
Accruals for legal assessments and
   other responsibilities..................................     2,249     1,658
Non-current liabilities for valuation
   of derivative instruments...............................     2,067     1,859
Other non-current liabilities and provisions...............     1,788     5,566
                                                              ------------------
                                                           Ps  11,227    13,576
                                                              ==================

Non-current provisions refer to the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than twelve months.

Asset retirement obligations include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful live and charged to results of operations.

Other remediation and environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions, in order to remedy damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

As of December 31, 2005 and 2006, the most significant legal proceedings that give rise to the carrying amounts of CEMEX's other non-current liabilities are detailed in note 22.

Changes in consolidated other non-current liabilities during 2005 and 2006 are as follows:

                                                                                  2005     2006
                                                                                ----------------
Balance at beginning of period...............................................Ps   7,588   11,227
  Current period additions due to new obligations or increase in estimates...     4,801    7,247
  Current period releases due to payments or decrease in estimates...........    (5,845)  (6,257)
  Additions through business combinations....................................     4,366      204
  Reclassification from current to non-current liabilities...................         -    1,104
  Foreign currency translation effects.......................................       317       51
                                                                                ----------------
Balance at end of period.....................................................Ps  11,227   13,576
                                                                                ----------------

14.  PENSIONS, OTHER POSTRETIRMENT BENEFITS AND TERMINATION BENEFITS

As mentioned in note 3N, the costs of defined contribution pension plans are recognized in the period in which the funds are transferred to the employees' investment accounts, without generating future obligations. Costs of defined benefit pension plans and other postretirement benefits, such as health care benefits, life insurance and seniority premiums, as well as termination benefits not associated with a restructuring event, are recognized in the income statement as employees' services are rendered, based on actuarial calculations of the benefits' present value.

The net periodic costs of pension plans and other benefits in 2004, 2005 and 2006 are summarized as follows:


                                                              PENSIONS        OTHER BENEFITS            TOTAL
                                                     --------------------------------------------------------------------
NET PERIODIC COST:                                   2004   2005    2006    2004   2005    2006  2004    2005     2006
                                                     --------------------------------------------------------------------
Service cost..................................... Ps  322     699     735   43      88     93    365       787      828
Interest cost....................................     379   1,242   1,349   36      82     80    415     1,324    1,429
Actuarial return on plan assets..................    (415) (1,174) (1,449)  (1)     (1)    (2)  (416)   (1,175)  (1,451)
Amortization of prior service cost, transition
 liability and actuarial results.................     137     134     (15)  (9)     48     53    128       182       38
Settlements and curtailments.....................       -   1,063       -    -       -      -      -     1,063        -
                                                     --------------------------------------------------------------------
                                                  Ps  423   1,964     620   69     217     224   492     2,181      844
                                                     --------------------------------------------------------------------

The reconciliation of the actuarial benefits obligations, pension plan assets, and the carrying amounts as of December 31, 2005 and 2006, are presented as follows:

                                                                 PENSIONS           OTHER BENEFITS      TOTAL
                                                          --------------------------------------------------------
                                                               2005     2006       2005     2006     2005    2006
                                                          --------------------------------------------------------
CHANGE IN BENEFITS OBLIGATION:
Projected benefit obligation at beginning of year..... Ps     6,770    26,571       639    1,737    7,409  28,308
Service cost..........................................          699       735        88       93      787     828
Interest cost.........................................        1,242     1,349        82       80    1,324   1,429
Actuarial results.....................................          738     2,466        90       69      828   2,535
Employee contributions................................           70        75        -        -        70      75
Addition through business combinations................       21,985        84       715       61   22,700     145
Initial valuation of other postretirement benefits....           -         -        333       -       333       -
Foreign currency translation and inflation effects....       (2,585)      843       (68)     (84)  (2,653)    759
Settlements and curtailments..........................       (1,156)       (2)        -      (27)  (1,156)    (29)
Benefits paid.........................................       (1,192)   (1,485)     (142)    (112)  (1,334) (1,597)
                                                          --------------------------------------------------------
Projected benefit obligation at end of year...........       26,571    30,636     1,737    1,817   28,308  32,453
                                                          --------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year........        6,228    21,966        22       29    6,250  21,995
Return on plan assets.................................        3,329     2,102         7        2    3,336   2,104
Foreign currency translation and inflation effects....       (1,995)      517        -        (2)  (1,995)    515
Addition through business combinations................       15,753        51        -        -    15,753      51
Employer contributions................................          929     1,171        52       80      981   1,251
Employee contributions................................           70        75        -        -        70      75
Settlements and curtailments..........................       (1,156)       (2)       -       (27)  (1,156)    (29)
Benefits paid.........................................       (1,192)   (1,485)      (52)     (57)  (1,244) (1,542)
                                                          --------------------------------------------------------
Fair value of plan assets at end of year..............       21,966    24,395        29       25   21,995  24,420
                                                          --------------------------------------------------------
AMOUNTS RECOGNIZED IN THE BALANCE SHEETS:
Funded status.........................................        4,605     6,241     1,708    1,792    6,313   8,033
Transition liability .................................         (116)     (103)     (421)    (335)    (537)   (438)
Prior service cost and actuarial results..............          455    (1,456)       76       26      531  (1,430)
                                                          --------------------------------------------------------
Accrued benefit liability.............................        4,944     4,682     1,363    1,483    6,307   6,165
Additional minimum liability (note 11)................          361       489       298      246      659     735
                                                          --------------------------------------------------------
Net projected liability recognized.................... Ps     5,305     5,171     1,661    1,729    6,966   6,900
                                                          --------------------------------------------------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

CEMEX recognizes an additional minimum liability in those individual cases in which actual benefit obligations ("ABO") less the plan assets (net actual liability) is lower than the net projected liability. As of December 31, 2005 and 2006, the Company recognized minimum liabilities against intangible assets for approximately Ps659 and Ps735, respectively.

The transition liability, prior service cost and actuarial results are amortized over the estimated service life of the employees under plan benefits. As of December 31, 2006, the average estimated service life for pension plans is approximately 12.2 years, and for other postretirement benefits is approximately
13.8 years.

As of December 31, 2005 and 2006, the projected benefit obligations ("PBO") derive from the following type of plans and benefits:

                                                        2005     2006
                                                     ------------------
Plans and benefits totally unfunded.............. Ps    1,592     1,586
Plans and benefits partially or totally funded...      26,716    30,867
                                                     ------------------
PBO at end of the period......................... Ps   28,308    32,453
                                                     ==================

As of December 31, 2005 and 2006, the consolidated plan assets are valued at their estimated fair value and consist of:

                                               2005         2006
                                           ------------------------
Fixed-income securities..............   Ps       9,434       8,944
Marketable securities................           10,471      12,252
Private funds and other investments..            2,090       3,224
                                           ------------------------
                                        Ps      21,995      24,420
                                           ========================

As of December 31, 2006, estimated future benefit payments for pensions and other postretirement benefits during the next ten years are as follows:

                                             2006
                                       -------------------
2007..........................      Ps              1,700
2008..........................                      1,750
2009..........................                      1,718
2010..........................                      1,875
2011..........................                      1,936
2012 - 2016...................                     10,173
                                       -------------------

CEMEX applies real rates (nominal rates discounted for inflation) in the actuarial assumptions used to determine pensions and other postretirement benefit liabilities. The most significant assumptions used in the determination of the net periodic cost, are summarized as follows:


                                                 2005                                   2006
                               ---------------------------------------  ------------------------------------------
                                        UNITED   UNITED    OTHER                  UNITED   UNITED    OTHER
                               MEXICO   STATES  KINGDOM  COUNTRIES 1      MEXICO  STATES  KINGDOM  COUNTRIES 1
                               ---------------------------------------  ------------------------------------------
Discount rates.................5.5%     6.0%      5.3%    3.5%-12.0%        5.5%    5.8%      5.1%   3.5%-11.2%
Rate of return on plan assets..6.5%     8.0%      6.5%     4.0%-8.3%        6.5%    8.0%      6.4%    4.0%-9.0%
Rate of salary increases.......1.5%     3.5%      3.7%     2.0%-5.6%        1.5%    3.5%      3.6%    2.0%-4.0%
                               ---------------------------------------  ------------------------------------------

1  Range of rates.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

As of December 31, 2005 and 2006, the aggregate PBO for pension plans and other benefits and the plan assets by country are as follows:


                                          2005                           2006
                             ------------------------------  ------------------------------
                                                   DEFICIT                        DEFICIT
                               PBO      ASSETS     (EXCESS)     PBO      ASSETS  (EXCESS)
                             ------------------------------  ------------------------------
Mexico....................Ps   3,143     2,714       429    Ps   2,825     2,142     683
United States.............     4,326     4,076       250         4,023     4,100    (77)
United Kingdom............    15,527    13,666     1,861        20,108    16,271   3,837
Other countries...........     5,312     1,539     3,773         5,497     1,907   3,590
                             ------------------------------  ------------------------------
                          Ps  28,308    21,995     6,313    Ps  32,453    24,420   8,033
                             ==============================  ==============================

OTHER INFORMATION RELATED TO EMPLOYEES' BENEFITS AT RETIREMENT

The increase in the United Kingdom's PBO in 2006 results primarily from the growth in the life expectancy of the employees under the benefit plans, which grew by three years despite the fact that the defined benefit plan has been closed to new participants since January 2004. Regulation in the United Kingdom requires entities to maintain plan assets in a level similar to that of the obligations; consequently, it is expected that CEMEX will incur significant contributions to the United Kingdom's pension plan in the following years. As presented in the table above, as of December 31, 2006, the deficit in the funded status amounted to Ps8,033. After reducing the deficit related to other postretirement benefits, which do not require mandatory funding, the deficit as of December 31, 2006 is approximately Ps6,241.

In January 2006, CEMEX communicated to its employees in Mexico subject to pension benefits a new defined contribution pension plan scheme, which, from the communication date, replaced the former defined benefit pension plan scheme. As part of the plan conversion process, CEMEX contributed to the employees' retirement individual accounts, with a private retirement funds manager, the actuarial value of the PBO as of the change date. Approximately 5% of the employees, or those with 50 years of age or more, had a period to elect between the defined benefit plan and their migration to the new plan. For all other employees the change was automatic. As a result of the new plan, events of settlement and curtailment of obligations occurred, and since this was a material event which occurred before the issuance of the financial statements, the accounting effects arising from the change were retroactively recognized in the consolidated financial statements as of December 31, 2005. The administrative execution of the pension plan migration occurred during the first quarter of 2006. The initial contributions to the employees' individual accounts were transferred from the existing pension funds.

For purposes of the early accounting recognition in 2005 resulting from the change of plan in Mexico, the actuarial calculations assumed that approximately 85% of the employees with 50 years of age or more would elect to remain in the defined benefit plan. As a result of the settlement and curtailment events, the accrued actuarial results were amortized proportionally to the decrease in the PBO, which was estimated at Ps1,156, representing a 32% reduction, while the unrecognized transition liability and prior service costs were amortized proportionally to the reduction of the expected years of future service of the employees under the plan benefits, generating in 2005 an aggregate loss of approximately Ps1,063 recognized within "Other expenses, net". Upon finalization of the election period in 2006 for those employees with 50 years of age or more, approximately 78% elected the migration to the defined contribution plan. Therefore, in 2006 the PBO decreased by approximately Ps439 in addition to the Ps1,156 recognized in 2005, while the total contribution to the individual accounts was approximately Ps1,499. The differences between the estimates determined in 2005 and the final results in 2006 in connection with the PBO and the plan assets were included within the "Actuarial results" in the reconciliation of the actuarial value of obligations.

In addition, there are benefits paid to personnel pursuant to legal requirements upon termination of the working relationship, based on the years of service and the last salary received, as in the case of Mexico and Austria. The PBO of these benefits as of December 31, 2005 and 2006 was approximately Ps464 and Ps472, respectively.

In some countries, CEMEX has established health care benefits for retired personnel, limited to a certain number of years after retirement. As of December 31, 2005 and 2006, the PBO related to these benefits, included in the table above, was approximately Ps1,174 and Ps1,183, respectively. The medical inflation rate used in 2006 to determine the PBO of these benefits was 3.0% in Mexico, 9.0% in Puerto Rico, 11.5% in the United States and 6.9% in the United Kingdom.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


15. INCOME TAX (IT), BUSINESS ASSETS TAX (BAT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND DEFERRED INCOME TAXES

For their Mexican operations, entities must pay the greater of IT and BAT, both of which recognize the effects of inflation, although in a manner different from MFRS. ESPS is calculated on similar basis as IT without recognizing the effects of inflation.

A)   IT, BAT AND ESPS

CEMEX and its Mexican subsidiaries generate IT and BAT on a consolidated basis; therefore, the amounts of these items included in the financial statements, with respect to the Mexican subsidiaries, represent the consolidated result of these taxes. For ESPS purposes, the amount presented is the sum of the individual results of each company.

Beginning in 1999, the determination of the consolidated IT for the Mexican companies considers a maximum of 60% of the taxable income or loss of each of the subsidiaries. When the subsidiaries determine taxable income and have tax loss carryforwards generated before 1999, such taxable income will be considered by the parent company according to its equity ownership. Beginning in 2002, in the determination of consolidated IT, 60% of the taxable result of the controlling entity should be considered, unless it obtains taxable income, in which case 100% should be considered, until the restated balance of the individual tax loss carryforwards before 2001 are amortized. According to 2004 reforms to the Income Tax law, the tax rate for 2005 was established at 30%, 29% in 2006 and 28% starting in 2007. In addition, beginning in 2005, the maximum of 60% for tax consolidation factor was eliminated, except in those situations when the subsidiaries would have generated tax loss carryforwards in the period from 1999 to 2004, or the parent company in the period from 2002 to 2004. In those cases, the 60% factor still prevails in the IT consolidation, until the tax loss carryforwards are extinguished in each company. The IT expense, presented in the income statements for the years ended December 31, 2004, 2005 and 2006, is summarized as follows:

                                    2004           2005         2006
                                --------------------------------------
Current income tax.......... Ps    (1,040)       (2,660)       (4,094)
Deferred income tax.........       (1,097)       (1,225)       (1,160)
                                --------------------------------------
                             Ps    (2,137)       (3,885)       (5,254)
                                --------------------------------------

In 2004, 2005 and 2006, consolidated IT includes expenses of Ps1,316, Ps1,540 and Ps7,455, respectively, from foreign subsidiaries, and expenses of Ps821and Ps2,345 and income of Ps2,201, respectively from Mexican subsidiaries. Current income tax expense includes the tax benefits resulting from the tax consolidation of Ps1,419 in 2004, Ps1,688 in 2005 and Ps2,044 in 2006. Tax loss carryforwards related to Mexican operations are restated for inflation and amortized against taxable income generated in the succeeding ten years. Tax loss carryforwards as of December 31, 2006 are as follows:

             YEAR IN WHICH TAX LOSS OCCURRED       AMOUNT OF         YEAR OF
                                                 CARRYFORWARDS      EXPIRATION
                                                 -------------------------------
2001......................................... Ps          936          2011
2002.........................................           4,362          2012
2003.........................................             620          2013
2006.........................................           3,312          2016
                                                 ------------
                                              Ps        9,230
                                                 =============

Until December 2006, the BAT Law in Mexico established a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeded the BAT in such period. The recoverable BAT as of December 31, 2006 is as follows:

            YEAR IN WHICH BAT EXCEEDED IT         AMOUNT OF          YEAR OF
                                                CARRYFORWARDS       EXPIRATION
                                               ---------------------------------
1997....................................... Ps        152              2007
                                               --------------

Starting on January 1, 2007, due to amendments approved to the BAT law, the tax levy on assets decreased to 1.25%, but entities will no longer be allowed to deduct their liabilities from the taxable base; therefore, the new law appreciably increases the BAT payable. The tax authorities offered to clarify relevant aspects in connection with the deduction of liabilities; however, at December 31, 2006, there had not been any official communication. CEMEX considers that the BAT law, as amended, is unconstitutional, among other reasons, because it contravenes the required equilibrium between the tax burden and the entities' payment capacity. Therefore, CEMEX intends to challenge the BAT law amendments through appropriate judicial action (juicio de amparo).

Notwithstanding the intended challenge to the BAT law, CEMEX will be required to pay BAT as per the amended law, until the relevant judicial procedure is finally resolved. Likewise, if the challenge does not succeed and/or if the Mexican tax authorities do not modify the prohibition to offset liabilities, the BAT of CEMEX in Mexico will rise appreciably. BAT is complementary to IT incurred, and it is paid only when the BAT is levied in excess of the IT for the period.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

B)   DEFERRED IT AND ESPS

The valuation method for deferred income taxes is detailed in note 3O. Deferred IT for the period represents the difference in nominal pesos between the deferred IT initial balance and the year-end balance. All items charged or credited directly in stockholders' equity are recognized net of their deferred income tax effects. Deferred IT assets and liabilities relating to different tax jurisdictions are not offset. As of December 31, 2005 and 2006, the IT effects of the main temporary differences that generate the consolidated deferred IT assets and liabilities are presented below:


                                                                                          2005              2006
                                                                                   ------------------ -----------------
DEFERRED TAX ASSETS:
Tax loss and tax credits carryforwards..........................................Ps             15,032            23,634
Accounts payable and accrued expenses...........................................                4,241             5,397
Trade accounts receivable.......................................................                  237                 -
Inventories.....................................................................                   -                57
Others..........................................................................                  642               937
                                                                                   ------------------ -----------------
   Total deferred tax assets....................................................               20,152            30,025
Less -  Valuation allowance.....................................................              (6,176)          (13,544)
                                                                                   ------------------ -----------------
   Net deferred tax asset.......................................................               13,976            16,481
DEFERRED TAX LIABILITIES:
Properties, machinery and equipment.............................................             (30,479)          (36,846)
Trade account receivables.......................................................                   -              (703)
Others..........................................................................              (7,723)           (2,905)
                                                                                   ------------------ -----------------
   Total deferred tax liabilities...............................................             (38,202)          (40,454)
                                                                                   ------------------ -----------------
   Net deferred tax position (liability)........................................             (24,226)          (23,973)
Less - Deferred IT of acquired subsidiaries at acquisition date.................             (18,954)          (18,954)
                                                                                   ------------------ -----------------
Total effect of deferred IT in stockholders' equity at end of year..............              (5,272)           (5,019)
Less - Total effect of deferred IT in stockholders' equity at beginning of year.              (7,013)           (5,272)
Restatement effect of beginning balance.........................................                (920)           (2,004)
                                                                                   ------------------ -----------------
Change in deferred IT for the period............................................Ps                821           (1,751)
                                                                                   ------------------ -----------------


The change in consolidated deferred IT for the period in 2004, 2005 and 2006 is as follows:


                                                                                  2004             2005            2006
                                                                            ------------------------------------------------
Deferred IT charged to the income statement..............................Ps         (1,097)          (1,225)         (1,160)
Changes in accounting principles.........................................                -              144              -
Deferred IT of the period applied directly to stockholders' equity.......              747            1,902            (591)
                                                                            ------------------------------------------------
Change in deferred IT for the period.....................................Ps           (350)              821         (1,751)
                                                                            ------------------------------------------------


CEMEX considers that sufficient taxable income will be generated to realize the tax benefits associated with the deferred income tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the valuation allowance would be increased and reflected in the income statement.

Temporary differences between net income of the period and taxable income for ESPS generated expense of Ps221 in 2004 and an income of Ps194 in 2005, reflected in the income statement of such periods. Deferred ESPS was not generated in 2006.

C)   EFFECTIVE TAX RATE

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different IT rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the approximate statutory tax rate and the effective tax rate presented in the consolidated income statements, which in 2004, 2005 and 2006 are as follows:


                                                                     2004         2005         2006
                                                               -------------------------------------------
                                                                        %            %            %
Approximate consolidated statutory tax rate....................      33.0          30.0        29.0
Non-taxable dividend income....................................      (8.1)         (7.0)      (18.2)
Other non-taxable income.......................................     (13.5)         (3.7)       (3.8)
Expenses and other non-deductible items........................       1.9          (1.4)       13.4
Non-taxable sale of marketable securities and fixed assets.....       0.4          (0.3)       (3.5)
Difference between book and tax inflation......................       1.6           1.2        (2.7)
Others (1).....................................................      (3.1)         (4.9)        2.8
                                                               -------------------------------------------
Effective consolidated tax rate................................      12.2          13.9        17.0
                                                               -------------------------------------------

(1) Includes the effects of the different income tax rates in the countries where CEMEX operates.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

16.      STOCKHOLDERS' EQUITY

On April 27, 2006, the annual extraordinary stockholders' meeting approved a new stock split, which became effective on July 17, 2006. In connection with the stock split, each of the existing series "A" shares was surrendered in exchange for two new series "A" shares, and each of the existing series "B" shares was surrendered in exchange for two new series "B" shares. Previously, on April 28, 2005, the annual extraordinary stockholders' meeting approved a two-for-one stock split, which became effective on July 1, 2005, by means of which each of the then existing series "A" shares was surrendered in exchange for two new series "A" shares, and each of the then existing series "B" shares was surrendered in exchange for two new series "B" shares. The proportional equity interest of the stockholders did not change as a result of these stock splits.

For the years 2005 and 2006, all amounts in CPOs, shares and prices per share disclosed in the stockholders' equity note, except as otherwise indicated, have been adjusted to retroactively reflect the stock splits of July 1, 2005 and July 17, 2006.

The carrying amounts of consolidated stockholders' equity as of December 31, 2005 and 2006 for Ps119,876 and Ps159,609, respectively, exclude investments in shares of CEMEX, S.A.B. de C.V. held by subsidiaries, which implied a reduction to majority interest stockholders' equity of Ps21,655 (628,617,040 CPOs) in 2005 and Ps20,501 (559,984,409 CPOs) in 2006. This reduction is included within "Other capital reserves".

A)       COMMON STOCK

As of December 31, 2005 and 2006, the common stock of CEMEX, S.A.B. de C.V. was as follows:


                                                                        2005                               2006
                                  SHARES                   SERIES A (1)      SERIES B (2)      SERIES A (1)      SERIES B (2)
                                                      ------------------------------------------------------------------------
Subscribed and paid shares............................    15,353,143,508     7,676,571,754    15,778,133,836     7,889,066,918
Treasury shares (3)...................................       426,174,000       213,087,000       536,248,572       268,124,286
Unissued shares authorized for stock option programs..       427,061,964       213,530,982       425,823,064       212,911,532
                                                      ------------------------------------------------------------------------
                                                          16,206,379,472     8,103,189,736    16,740,205,472     8,370,102,736
                                                      ------------------------------------------------------------------------

(1) Series "A" or Mexican shares must represent at least 64% of capital stock.

(2) Series "B" or free subscription shares must represent at most 36% of capital stock.

(3) Includes the shares issued as a stock dividend pursuant to the ordinary stockholders' meeting of April 27, 2006 that were not subscribed by stockholders that elected to receive the cash dividend.

Of the total number of shares, 13,068,000,000 in 2005 and 2006 correspond to the fixed portion and 11,241,569,208 in 2005 and 12,042,308,208 in 2006 to the
variable portion.

On April 28, 2005, the annual ordinary stockholders' meeting approved: (i) a reserve for share repurchases of up to Ps6,000 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps4,815 (nominal amount), issuing shares as a stock dividend for up to 360 million shares equivalent to up 120 million CPOs, based on a price of Ps66.448 (nominal amount) per CPO; or instead, stockholders could have chosen to receive Ps2.60 (nominal amount) in cash for each CPO. As a result, shares equivalent to 66,728,250 CPOs were issued, representing an increase in common stock of Ps2, considering a nominal value of Ps0.0333 per CPO, and additional paid-in capital of Ps4,535, while an approximate cash payment through December 31, 2005 was made for Ps380 (nominal amount); and (iii) the cancellation of the corresponding shares held in the Company's treasury. The amounts of CPOs and other prices per share related to the annual ordinary stockholders' meeting held on April 28, 2005 were not adjusted to retroactively reflect the stock splits of July 2005 and July 2006.

On April 27, 2006, the annual ordinary stockholders' meeting approved: (i) a reserve for share repurchases of to Ps6,000 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps6,718 (nominal amount), issuing shares as a stock dividend for up to 720 million shares equivalent to up 240 million CPOs, based on a price of Ps52.5368 (nominal amount) per CPO; or instead, stockholders could have chosen to receive Ps1.4887 (nominal amount) in cash for each CPO. As a result, shares equivalent to 105,937,857 CPOs were issued, representing an increase in common stock of Ps2, considering a nominal value of Ps0.01665 per CPO, and additional paid-in capital of Ps5,740, while and approximate cash payment through December 31, 2006 was made for Ps148 (nominal amount); and (iii) the cancellation of the corresponding shares held in the Company's treasury. The amounts of CPOs and other prices per share related to the annual ordinary stockholders' meeting held on April 27, 2006 were not adjusted to retroactively reflect the stock split of July 17, 2006.

During 2005 and 2006, the new CPOs issued pursuant the exercise of options under the "fixed program" (note 17) generated additional paid-in capital of approximately Ps19 and Ps5, respectively, and increased the number of shares outstanding.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

B) OTHER EQUITY RESERVES

As of December 31, 2005 and 2006, other equity reserves are summarized as follows:

                                                            2005      2006
                                                         -------------------
Deficit in equity restatement.........................Ps  (57,953)  (59,675)
Treasury shares.......................................    (21,655)  (20,501)
Cumulative initial deferred income tax effects........     (6,378)   (6,378)
                                                         -------------------
                                                      Ps  (85,986)  (86,554)
                                                         ===================

In 2004, 2005 and 2006, the most significant items within deficit in equity restatement, which are also elements of the comprehensive income presented in the statement of changes in stockholders' equity, are detailed as follows:


                                                                             2004       2005       2006
                                                                          ----------------------------------
Foreign currency translation adjustment 1..............................Ps   3,398      (5,641)      3,606
Capitalized foreign exchange gain (loss) 2.............................       170       1,542        (535)
Effects from holding non-monetary assets...............................    (3,005)     10,532      (4,338)
Hedge derivative instruments (notes 12C and E).........................     2,507      (1,482)        136
Deferred IT for the period recorded in stockholders' equity (note 15B).       747       1,902        (591)
Results from the purchase of minority interests (note 11A).............    (1,044)         -            -
                                                                          ----------------------------------
                                                                       Ps   2,773       6,853      (1,722)
                                                                          ==================================


1 These effects result from the translation of the financial statements of foreign subsidiaries and include foreign exchange fluctuations from financing related to the acquisition of foreign subsidiaries generated by CEMEX's subsidiary in Spain, representing a gain of Ps3 in 2004 and a loss of Ps11 in 2005. There were no exchange fluctuations in this subsidiary during 2006.

2 Generated by foreign exchange fluctuations of debt associated with the acquisition of foreign subsidiaries.

C)   RETAINED EARNINGS

Retained earnings as of December 31, 2005 and 2006 include Ps108,515 and Ps134,298, respectively, of earnings generated by subsidiaries and associates that are not available to be paid as dividends by CEMEX until these entities distribute such amounts to CEMEX. Additionally, retained earnings include a share repurchase reserve in the amount of Ps6,254 in 2005 and Ps6,152 in 2006. Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2006, the legal reserve amounted to Ps1,663.

D)   EFFECTS OF INFLATION

The effects of inflation on certain items of stockholders' equity as of December 31, 2006 are as follows:

                                                    RESTATEMENT         TOTAL
                                              ----------------------------------
Common stock...............................Ps        66      3,890       3,956
Additional paid-in-capital.................      34,074     20,727      54,801
Cumulative initial deferred
  income tax effects.......................      (4,698)    (1,680)     (6,378)
Retained earnings..........................      80,500     60,493     140,993
Net income.................................Ps    25,056        626      25,682
                                              ----------------------------------


E)  OTHER EQUITY TRANSACTIONS

In October 2004, CEMEX liquidated the remaining capital securities for approximately U.S.$66 (Ps769). The capital securities were issued in 1998 by a Spanish subsidiary for U.S.$250, with an annual dividend rate of 9.66%. In April 2002, through a tender offer, U.S.$184 of capital securities were repurchased. Pursuant to the early retirement, holders of the capital securities received a premium in cash of approximately U.S.$20 (Ps255), which was recognized in stockholders' equity. During 2004, resulting from the adoption of new accounting principles, the capital securities were treated as debt. Preferred dividends declared in 2004 of approximately U.S.$6 (Ps70) were recognized in the income statement as part of financial expenses.

In December 2004, CEMEX recognized a loss of Ps1,129 within "Other equity reserves" in connection with the settlement, upon maturity, of 13,772,903 appreciation warrants ("warrants") remaining from the public tender offer that took place in December 2003, in which CEMEX repurchased approximately 86.7% of the then outstanding warrants, including approximately 34.9 million warrants owned by or controlled by CEMEX and its subsidiaries. These financial instruments were originally issued in 1999 by means of a public offer on the MSE and the NYSE, in which 105 million warrants and warrants represented by ADWs were sold. Each ADW represented five warrants. The warrants permitted the holders to benefit from the future increases in the market price of the Company's CPOs above the strike price.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

F)       MINORITY INTEREST

As of December 31, 2006, minority interest stockholders' equity includes U.S.$1,250 (Ps13,500) aggregate principal amount of perpetual debentures issued by consolidated entities. For accounting purposes, these debentures represent equity instruments.

On December 18, 2006, two entities denominated as Special Purpose Vehicles or "SPVs" issued perpetual debentures for an aggregate amount of U.S.$1,250 (Ps13,500). These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. The first SPV, C5 Capital (SPV) Limited, issued debentures for U.S.$350, which include an option that allows the issuer to redeem the debentures at the end of the fifth anniversary. The second SPV, C10 Capital (SPV) Limited, issued debentures for U.S.$900, which include an option that allows the issuer to redeem the debentures at the end of the tenth anniversary. The two SPVs have the unilateral right to indefinitely defer the payment of interest due on the debentures. The debentures for U.S.$350 bear interest at the annual rate of 6.196%, while the debentures for U.S.$900 bear interest at the annual rate of 6.722%. The two SPVs, which were established solely for purposes of issuing the perpetual debentures, are included in the Company's consolidated financial statements. Based on their characteristics, the debentures qualify for accounting purposes as equity instruments and are classified within minority interest as they were issued by consolidated entities. The definition of the debentures as equity instruments according was made under applicable International Financing Reporting Standards ("IFRS"), which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs of approximately U.S.$10 (Ps108), as well as the interest expense, which is recognized based on the principal amount, are included within "Other capital reserves".

As mentioned in note 12E, there are derivative instruments associated with the perpetual debentures, through which CEMEX changes the risk profile associated with interest rates and foreign exchange rates in respect of the debentures from the U.S. dollar to the yen.

17.  EXECUTIVE STOCK OPTION PROGRAMS

Between 1995 and 2004, CEMEX granted to a group of executives different types of stock options. Starting in 2005, stock option programs were replaced by a long-term compensation scheme through which such executives receive cash bonuses, recognized in the operating results, which are used by the executives to acquire CPOs in the market. The expense recognized through the income statements during 2005 and 2006 arising from these bonuses was Ps334 and Ps397, respectively. Pursuant to an agreement between CEMEX and the executives, the acquired CPOs are placed in an executives' owned trust to comply with a restriction for sale period of 4 years, which vests up to 25% at the end of each year.

As mentioned in note 3T, in 2005, CEMEX adopted IFRS 2 to account for its stock option programs. Under IFRS 2, the cost associated with stock options that qualify as equity instruments is represented by the estimated fair value of the awards as of the grant date, and should be recognized through earnings over the options' vesting period. Likewise, IFRS 2 defines liability instruments, comprised by those awards in which an entity incurs an obligation by committing to pay the employee, through the exercise of the option, an amount in cash or in other financial assets. In connection with liability instruments, IFRS 2 requires the determination of the estimated fair value of the awards at each reporting date, recognizing the changes in valuation through the income statement.

The stock options granted by CEMEX, except for those under the "fixed program" described below, represent liability instruments, considering that CEMEX is committed to pay the executive the intrinsic value of the options at the exercise date. Starting in 2001 and until the adoption of IFRS 2, CEMEX recognized the cost associated with those programs that under IFRS 2 qualify as liability instruments through the intrinsic value method. Under this method, CEMEX accrued a provision at each balance sheet date against the income statement, for the difference between the CPO's market price and the exercise price of such CPO established in the option. In respect to those options that now qualify as equity instruments under IFRS 2, CEMEX did not recognize cost considering that: 1) the CPO exercise price equaled its market price as of the grant date; 2) the exercise price was fixed thorough the tenure of the award; and 3) the exercise of these options implied the issuance of new CPOs.

As of December 31, 2005 and 2006, CEMEX's subsidiary in Ireland has 1,640,000 and 1,230,000 options, respectively, under stock option programs in its own shares, with an average exercise price per share of approximately (euro)1.35 in 2005 and (euro)1.41 in 2006. As of December 31, 2005 and 2006, the market price per share of this subsidiary was (euro)2.35 and (euro)2.60, respectively. These programs are not periodically measured at fair value considering that the executives' exercise rights were fully vested as of the adoption of IFRS 2.

In May 2005, as a result of change of control clauses, except for the stock option programs of the Irish subsidiary, the existing stock option and share programs in RMC as of the acquisition date were liquidated through the payment of approximately (pound)40 (U.S.$69 or Ps 799). This amount was included as part of the purchase price of RMC.

The information related to options granted in respect of CEMEX, S.A.B. de C.V shares is as follows:


       OPTIONS                                   FIXED               VARIABLE          RESTRICTED              SPECIAL
                                              PROGRAMS (A)           PROGRAMS (B)      PROGRAMS (C)           PROGRAM (D)
                                             ---------------------------------------------------------------------------------
Options at the beginning of 2005.............   2,690,869             3,112,847         152,064,600             1,925,452
CHANGES IN 2005:
Options cancelled............................  (1,141,345)                    -                   -                     -
Options granted..............................           -                     -                   -               185,900
Options exercised............................    (469,224)             (622,848)       (135,254,554)             (447,546)
                                             ---------------------------------------------------------------------------------
Options at the end of 2005...................    1,080,300            2,489,999          16,810,046             1,663,806
CHANGES IN  2006:
Options cancelled............................     (12,554)                    -                   -                    -
Options exercised............................    (118,042)             (934,885)         (1,208,373)             (433,853)
                                             ---------------------------------------------------------------------------------
Options at the end of 2006...................      949,704            1,555,114          15,601,673             1,229,953
                                             ---------------------------------------------------------------------------------
Underlying CPOs 1............................    5,075,073            7,387,468          66,410,081            24,599,060
                                             ---------------------------------------------------------------------------------
EXERCISE PRICE:
Options outstanding at the
   beginning of 2006 1, 2 ...................       Ps7.27            U.S.$1.34           U.S.$1.90             U.S.$1.31
Options exercise in the year 1, 2............       Ps7.36            U.S.$1.38           U.S.$1.93             U.S.$1.25
Options outstanding at the
   end of 2006 1, 2 .........................       Ps7.12            U.S.$1.36           U.S.$1.92             U.S.$1.33
                                             ---------------------------------------------------------------------------------
AVERAGE USEFUL LIFE OF OPTIONS:                    2.1 years          5.3 years           5.5 years             6.7 years
                                             ---------------------------------------------------------------------------------
NUMBER OF OPTIONS PER EXERCISE PRICE:        266,385 - Ps5.2   965,190 - U.S.$1.4   15,601,673 - U.S.$1.9   143,868 - U.S.$1.1
                                              46,022 - Ps5.8   221,414 - U.S.$1.5           -               221,161 - U.S.$1.4
                                             134,295 - Ps7.6    67,295 - U.S.$1.2           -               296,839 - U.S.$1.0
                                             155,099 - Ps6.8   237,473 - U.S.$1.1           -               400,590 - U.S.$1.4
                                             149,314 - Ps8.5    58,742 - U.S.$1.3           -               167,495 - U.S.$1.9
                                             198,589 - Ps8.9     5,000 - U.S.$1.6           -                     -
                                             ---------------------------------------------------------------------------------
PERCENT OF OPTIONS FULLY VESTED:
Options fully vested.........................         100%           86.2%                 100%                      55.5%
                                             ---------------------------------------------------------------------------------

1 Exercise prices and the number of underlying CPOs are technically adjusted for the effect of stock dividends.

2 Weighted average exercise prices per CPO. Prices include the effects of the stock splits detailed in note 16.


A)   FIXED PROGRAM

From June 1995 through June 2001, CEMEX granted stock options with a fixed exercise price in pesos ("fixed program"), equivalent to the market price of the CPO at the grant date and with a tenure of 10 years. Exercise prices are adjusted for stock dividends. The employees' option rights vested up to 25% annually during the first four years after having been granted.

B)   VARIABLE PROGRAM

In November 2001, by means of a voluntary exchange program for options granted under the fixed program, CEMEX initiated a stock option program with exercise prices denominated in U.S. dollars increasing annually at a 7% rate, through the payment of the options' intrinsic value and the issuance of new options. As a result of the exchanges of February and December 2004 described below, 129,075,815 options granted under the variable program were exercised.

C)   RESTRICTED PROGRAM

In February 2004, through a voluntary exchange program, 112,495,811 options from the variable program and 1,625,547 options from other programs were redeemed through the payment of the options' intrinsic value and the grant of 122,708,146 new options with a remaining tenure of 8.4 years. These options had an initial exercise price of U.S.$1.265 per CPO (after the stock splits of 2005 and 2006), increasing annually at a 7% rate, and included a mandatory exercise condition when the CPO price reached U.S.$1.875 (after giving effect to the stock splits of 2005 and 2006). The mandatory exercise condition was satisfied in 2004, and the payment to the executives was made in the form of CPOs. These CPOs are restricted for sale for an approximate period of four years. This program was intended, by limiting the potential for gains, to be an improved hedge through equity forward contracts. As consideration to the executives resulting from the mandatory exercise condition and the sale restriction, CEMEX paid in 2004 U.S.$0.10 per option, net of taxes.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

In addition, in December 2004, through a voluntary exercise program, 16,580,004 options from the variable program, 120,827,370 options from the exchange of February 2004 and 399,848 options from other programs were redeemed, through the payment of the options' intrinsic value, and the issuance of 139,151,236 new options with a remaining tenure of 7.5 years. These options had an initial exercise price of U.S.$1.865 per CPO (after giving effect to the stock splits of 2005 and 2006), increasing annually at a 5.5% rate, of which 120,827,370 options included a mandatory exercise condition when the CPO price reached U.S.$2.125 (after giving effect to the stock splits of 2005 and 2006), while the remaining 18,323,866 options did not have the exercise condition. The initial exercise price was U.S.$0.125 higher than the CPO market price at the exercise date. The mandatory exercise condition was satisfied in 2004, and the intrinsic value was paid in the form of CPOs, which were restricted for sale for a period of four years from the exercise date. This exercise program was intended to improve the hedge efficiency through equity forward contracts. The cost of the exercise of approximately U.S.$61 (Ps710) was recognized in earnings in the year 2004. As consideration to the employees resulting from the initial exercise price being above market, the mandatory exercise condition and the sale restriction, CEMEX paid in 2005 U.S.$0.11 per option, net of taxes.

In January 2005, the 1,190,224 options then outstanding from the February 2004 exchange program and that contained a mandatory exercise condition, were automatically exercised when the CPO market price reached the level of U.S.$1.875 (after giving effect to the stock splits of 2005 and 2006). Likewise, in June 2005, 131,996,243 options from the exchange program of December 2004 were automatically exercised when the CPO market price reached the level of U.S.$2.125 (after the stock splits of 2005 and 2006). As a result of the mandatory exercises of options occurred during 2005, CEMEX recognized a cost of approximately U.S.$177 (Ps2,049) in the income statement of the period.

D)   SPECIAL PROGRAM

From June 2001 through June 2005, the Company's subsidiary in the United States granted to a group of its employees a stock option program to purchase CEMEX ADSs. The options granted have a fixed exercise price in dollars and tenure of 10 years. The employees' option rights vested up to 25% annually after having been granted. The option exercises are hedged using ADSs currently owned by subsidiaries, which increases stockholders' equity and the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs (ten CPOs represent one ADS).

In addition, as of December 31, 2006, there are 5,000 options with an exercise price of U.S.$1.56 (after giving effect to the stock splits of 2005 and 2006) and a remaining tenure of less than one year.

FAIR VALUE OF OPTIONS, ACCOUNTING RECOGNITION AND OPTIONS' HEDGING ACTIVITIES

VALUATION OF OPTIONS AT FAIR VALUE AND ACCOUNTING RECOGNITION

Upon adoption of IFRS 2 in 2005, no cost was recognized in connection with the fixed program, considering that all options were fully vested as of the adoption date. All other programs are measured at their estimated fair value as of the balance sheet date, recognizing changes in fair value through the income statement. The income statement for the year ended December 31, 2005, includes the cumulative effect from the adoption of IFRS 2, which represented a cost of Ps1,081 (Ps938 after tax).

Changes in the provision for the executive stock option programs in 2005 and 2006 are as follows:


                                                            RESTRICTED   VARIABLE     SPECIAL
                                                              PROGRAM    PROGRAM      PROGRAM       TOTAL
                                                          -----------------------------------------------
Provision as of December 31, 2004..................... Ps      (235)       (126)      (228)         (589)
 Net valuation effects in current period results......        1,458        (109)      (373)          976
 Cumulative effect from change to fair value method...         (937)       (101)       (43)       (1,081)
 Estimated decrease from options' exercises...........       (2,063)         (7)      (142)       (2,212)
 Foreign currency translation effect..................            8           -          1             9
                                                          -----------------------------------------------
Provision as of December 31, 2005.....................       (1,769)       (343)      (785)       (2,897)
 Net valuation effects in current period results......          145         176        228           549
 Estimated decrease from options' exercises...........          (86)        (68)      (128)         (282)
 Foreign currency translation effect..................          119          23         53           195
                                                          -----------------------------------------------
Provision as of December 31, 2006..................... Ps    (1,591)       (212)      (632)       (2,435)
                                                          -----------------------------------------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

The options' fair values were determined through the binomial option-pricing model. As of December 31, 2005 and 2006, the most significant assumptions used in the valuations are as follows:

                  ASSUMPTIONS                     2005                2006
                                            -----------------------------------
Expected dividend yield.....................      3.8%                2.8%
Volatility..................................      35%                  35%
Interest rate...............................      4.4%                4.7%
Weighted average remaining tenure...........   6.8 years            5.9 years
                                            -----------------------------------


For the year ended December 31, 2004, the change of the provision under the intrinsic value method generated a cost of approximately U.S.$51 (Ps589).

OPTIONS HEDGING ACTIVITIES

From 2001 until September 2005, CEMEX hedged most of its stock option programs through equity forward contracts in its own stock (note 12D), negotiated to guarantee that shares would be available at prices equivalent to those established in the options, without the necessity of issuing new CPOs into the market; therefore, these programs did not increase the number of shares outstanding and consequently did not result in dilution to the stockholders. The equity forward contracts were fully settled during September 2005 through a secondary public offering of shares. Changes in the estimated fair value and cash flows generated through the settlement of the forward contracts related to the stock option plans, generated gains of approximately U.S.$45 (Ps524) in 2004 and U.S.$422 (Ps4,886) in 2005, which were recognized in earnings, offsetting the cost related to stock option programs.

In December 2005, CEMEX negotiated a derivative instrument in its own shares, by means of which, through a prepayment of U.S.$145 (Ps1,679), CEMEX secured the appreciation rights over 25 million CPOs, sufficient to hedge cash flows from the exercise of options in the short and medium term. As of December 31, 2005 and 2006, changes in the fair value of this instrument generated gains of approximately U.S.$3 (Ps35) and U.S.$13 (Ps140), respectively, recognized in earnings.

18.  SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Operating segments are defined as the components of an entity oriented to the production and sale of goods and services, which are subject to risks and benefits different from those associated to other business segments. CEMEX operates principally in the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates.

CEMEX operates geographically on regional basis. Each regional manager supervises and is responsible for all the business activities undergoing in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates. The country manager, who is one level below the regional manager in the organizational structure, reports to the regional manager the operating results of the country manager's business unit, including all the operating sectors. In consequence, CEMEX's management internally evaluates the results and performance of each country and region for decision-making purposes, following a vertical integration approach. According to this approach in the daily operations, management allocates economic resources on a country basis rather than on an operating component basis.

The main indicator used by CEMEX's management to evaluate the performance of each country is operating cash flow, which CEMEX defines as operating income plus depreciation and amortization. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX's management for the decision-making purposes.

The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 3. CEMEX recognizes sales and other transactions between related parties based on market values.

For purposes of the tables below, in 2005, the segment "United States" and "Spain" includes the operations acquired from RMC for the 10-month ended as of December 31, 2005. In 2005 and 2006, the segment "Rest of Europe" refers primarily to CEMEX's operations in Germany, France, Ireland, Czech Republic, Austria, Poland, Croatia, Hungary and Latvia, acquired from RMC, in addition to CEMEX's operations in Italy, which were established before the acquisition of RMC.

In 2004, the segment "Rest of Central and South America and the Caribbean", includes CEMEX's operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua and the Caribbean; in 2005, through the purchase of RMC, small ready-mix concrete operations in Jamaica and Argentina were incorporated into this segment; and, in 2006, a cement-grinding mill in Guatemala was incorporated. Likewise, in 2005 and 2006, the segment "Rest of Africa and Middle East" includes the operations in the United Arab Emirates and Israel, acquired from RMC. In addition, the segment "Rest of Asia" in 2004 includes the operations in Thailand and Bangladesh; and, in 2005 and 2006, the operations in Malaysia acquired from RMC. Finally, "Others" segment primarily refers to cement trade maritime operations, to the subsidiary (Neoris, S.A. de C.V.) involved in the development of information technology solutions, as well as to other minor subsidiaries.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

Selected financial information of the income statement by geographic operating segment for the years ended December 31, 2004, 2005 and 2006 is as follows:


                                                     NET SALES                                       DEPRECIATION   OPERATING
                                                    (INCLUDING     RELATED  CONSOLIDATED  OPERATING      AND          CASH
                      2004                       RELATED PARTIES)  PARTIES   NET SALES     INCOME    AMORTIZATION     FLOW
---------------------------------------------   --------------------------------------------------------------------------------
NORTH AMERICA
Mexico........................................  Ps.  34,010         (765)     33,245       12,763       1,838         14,601
United States ................................       23,000            -      23,000        3,026       2,042          5,068
EUROPE
Spain.........................................       16,070         (243)     15,827        3,905         874          4,779
Rest of Europe ...............................          256            -         256         (45)         20            (25)
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela.....................................        4,080         (962)      3,118        1,274         566          1,840
Colombia......................................        2,856            -       2,856        1,302         348          1,650
Rest of Central and South America and the
  Caribbean..............................             8,020         (452)      7,568        1,837         606          2,443
AFRICA AND MIDDLE EAST
Egypt.........................................        2,211         (435)      1,776          668         208            876
ASIA
Philippines...................................        1,763         (300)      1,463          315         314            629
Rest of Asia .................................          321            -         321           41          47             88
OTHERS........................................       10,965       (5,480)      5,485       (3,519)      1,099         (2,420)
                                                --------------------------------------------------------------------------------
Total Consolidated 1..........................  Ps. 103,552       (8,637)     94,915       21,567       7,962         29,529
                                                --------------------------------------------------------------------------------


                                                      NET SALES                                       DEPRECIATION   OPERATING
                                                     (INCLUDING     RELATED  CONSOLIDATED  OPERATING      AND          CASH
                      2005                        RELATED PARTIES)  PARTIES   NET SALES     INCOME    AMORTIZATION     FLOW
---------------------------------------------    --------------------------------------------------------------------------------
NORTH AMERICA
Mexico.........................................Ps     36,775       (1,055)     35,720       11,702       1,803         13,505
United States .................................       47,359            -      47,359        7,790       3,493         11,283
EUROPE
Spain..........................................       17,550         (120)     17,430        4,164         825          4,989
United Kingdom.................................       17,769            -      17,769          618       1,075          1,693
Rest of Europe ................................       31,594         (503)     31,091        1,969       1,949          3,918
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela......................................        4,795       (1,042)      3,753        1,561         611          2,172
Colombia.......................................        2,904            -       2,904          394         402            796
Rest of Central and South America and the
  Caribbean..............................              7,844         (665)      7,179          747         658          1,405
AFRICA AND MIDDLE EAST
Egypt..........................................        3,059         (160)      2,899        1,139         220          1,359
Rest of Africa and Middle East ................        3,250            -       3,250          109         107            216
ASIA
Philippines....................................        2,223         (245)      1,978          476         248            724
Rest of Asia ..................................        1,111            -       1,111          (19)         75             56
OTHERS ........................................       15,265      (10,323)      4,942       (1,859)        928           (931)
                                                 --------------------------------------------------------------------------------
Total Consolidated 1...........................Ps    191,498      (14,113)    177,385       28,791      12,394         41,185
                                                 --------------------------------------------------------------------------------

1 The consolidated amounts of depreciation and amortization in 2004 and 2005 do not include the portion of amortization recognized within "Other expenses, net".

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

Selected financial information of the income statement by geographic operating segment
 - Continued

                                                      NET SALES                                       DEPRECIATION   OPERATING
                                                     (INCLUDING     RELATED  CONSOLIDATED  OPERATING      AND           CASH
                      2006                        RELATED PARTIES)  PARTIES   NET SALES     INCOME    AMORTIZATION      FLOW
---------------------------------------------    ---------------------------------------------------------------------------------
Mexico.........................................Ps     39,256         (970)     38,286       12,180       1,680         13,860
United States .................................       45,096         (339)     44,757        9,305       3,261         12,566
EUROPE
Spain..........................................       20,131         (191)     19,940        5,197         797          5,994
United Kingdom.................................       21,993          (17)     21,976          142       1,303          1,445
Rest of Europe ................................       41,205         (824)     40,381        2,047       2,338          4,385
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela......................................        5,732         (665)      5,067        1,659         541          2,200
Colombia.......................................        3,878           (2)      3,876        1,049         367          1,416
Rest of Central and South America and the
  Caribbean..............................              8,340         (263)      8,077        1,219         644          1,863
AFRICA AND MIDDLE EAST
Egypt..........................................        3,298            -       3,298        1,360         207          1,567
Rest of Africa and Middle East ................        4,420            -       4,420          111          82            193
ASIA
Philippines....................................        2,416         (428)      1,988          669         203            872
Rest of Asia ..................................        1,562            -       1,562          (57)         42            (15)
OTHERS ........................................       18,564      (15,099)      3,465       (3,067)      1,407         (1,660)
                                                 ---------------------------------------------------------------------------------
Total Consolidated.............................Ps    215,891      (18,798)    197,093       31,814      12,872         44,686
                                                 ---------------------------------------------------------------------------------

The selected financial information of balance sheet by geographic operating segments includes the elimination of balances between related parties. As of December 31, 2005 and 2006, the information is as follows:

                                                    INVESTMENTS     OTHER
                                                        IN          SEGMENT   TOTAL       TOTAL      NET ASSETS     CAPITAL
              DECEMBER 31, 2005                     ASSOCIATES      ASSETS    ASSETS   LIABILITIES   BY SEGMENT   EXPENDITURE
---------------------------------------------  -------------------------------------------------------------------------------
NORTH AMERICA
Mexico.......................................   Ps      329         53,953      54,282       14,014      40,268       1,197
United States................................           535         71,414      71,949       25,982      45,967       1,876
EUROPE
Spain........................................            25         30,426      30,451       10,666      19,785         767
United Kingdom...............................             -         27,637      27,637       19,722       7,915         629
Rest of Europe ..............................           931         33,831      34,762       12,712      22,050       1,599
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela....................................           208          9,868      10,076          715       9,361         263
Colombia.....................................             -          7,937       7,937        2,105       5,832          86
Rest of Central and South America and the
  Caribbean..................................            15         14,155      14,170        3,368      10,802       1,378
AFRICA AND MIDDLE EAST
Egypt........................................             -          5,915       5,915          925       4,990         109
Rest of Africa and Middle East...............           325          2,425       2,750       1,232       1,518           80
ASIA
Philippines..................................             -          6,892       6,892          991       5,901          42
Rest of Asia.................................             -          4,987       4,987          136       4,851          58
CORPORATE....................................         2,724          5,032       7,756       89,883    (82,127)           -
OTHERS ......................................         4,636         25,666      30,302        7,539      22,763       1,137
                                               -------------------------------------------------------------------------------
Total Consolidated...........................  Ps     9,728        300,138     309,866      189,990     119,876       9,221
                                               ===============================================================================

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

The selected financial information of balance sheet by geographic operating segments - Continued

                                                    INVESTMENTS     OTHER
                                                        IN          SEGMENT   TOTAL       TOTAL      NET ASSETS     CAPITAL
              DECEMBER 31, 2005                     ASSOCIATES      ASSETS    ASSETS   LIABILITIES   BY SEGMENT   EXPENDITURE
---------------------------------------------  -------------------------------------------------------------------------------
NORTH AMERICA
Mexico.........................................Ps       405           57,674      58,079       13,803      44,276       3,908
United States..................................         459           74,088      74,547       14,706      59,841       3,824
EUROPE
Spain..........................................          23           32,852      32,875       18,549      14,326       1,790
United Kingdom.................................         547           25,780      26,327       11,114      15,213       1,107
Rest of Europe ................................         872           40,887      41,759       13,851      27,908       2,248
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela......................................         206            9,880      10,086        1,022       9,064         452
Colombia.......................................           -            8,539       8,539        2,215       6,324         343
Rest of Central and South America and the
  Caribbean....................................          16           14,980      14,996        2,527      12,469       1,006
AFRICA AND MIDDLE EAST
Egypt..........................................           -            5,919       5,919        1,279       4,640         175
Rest of Africa and Middle East.................         312            4,545       4,857        1,202       3,655         274
ASIA
Philippines....................................           -            6,645       6,645        1,256       5,389         115
Rest of Asia...................................           -            1,987       1,987          334       1,653          71
CORPORATE......................................       3,171            8,034      11,205       71,522    (60,317)
OTHERS.........................................       1,643           24,234      25,877       10,709      15,168       1,324
                                               -------------------------------------------------------------------------------
Total Consolidated.............................Ps     7,654          316,044     323,698      164,089     159,609      16,637
                                               ===============================================================================

Total consolidated liabilities include debt of Ps109,732 in 2005 and Ps81,441 in 2006. Of such debt, approximately 36% in 2005 and 42% in 2006 was in the Parent Company, 7% and 1% in the United States, 32% and 33% in Spain, 7% and 9% in a Dutch subsidiary, guaranteed by certain Mexican subsidiaries and the Parent Company, 9% and 11% in finance companies in the United States, guaranteed by the Spanish subsidiary, and 9% and 4% in other countries, respectively.

The information of net sales by sector for the years ended December 31, 2004, 2005 and 2006 is as follows:

                                                                                                                         NET
                         2004                              CEMENT    CONCRETE   AGGREGATES    OTHERS    ELIMINATIONS    SALES
------------------------------------------------------    ----------------------------------------------------------------------
NORTH AMERICA
Mexico...............................................  Ps  24,963      8,374         289       5,011      (5,392)       33,245
United States .......................................      16,076      6,252       2,090       1,526      (2,944)       23,000
EUROPE
Spain................................................      11,599      4,026         713       2,196      (2,707)       15,827
Rest of Europe ......................................           -        155          92          62         (53)          256
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela............................................       3,540        814          61          64      (1,361)        3,118
Colombia.............................................       2,113      1,112         180          87        (636)        2,856
Rest of Central and South America and The Caribbean..       6,678      1,217          32         224        (583)        7,568
AFRICA AND MIDDLE EAST
Egypt................................................       2,136        101           -           6        (467)        1,776
ASIA
Philippines..........................................       1,759          1           8           1        (306)        1,463
Rest of Asia ........................................         321          -           -           -           -           321
OTHERS ..............................................           -          -           -      10,912      (5,427)        5,485
                                                          ----------------------------------------------------------------------
Total Consolidated................................... Ps   69,185     22,052       3,465      20,089     (19,876)       94,915
                                                          ----------------------------------------------------------------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

Net sales by sector - Continued


                         2005                             CEMENT    CONCRETE   AGGREGATES    OTHERS    ELIMINATIONS   NET SALES
-----------------------------------------------------    -----------------------------------------------------------------------
NORTH AMERICA
Mexico............................................... Ps  26,873     10,231         425       5,548      (7,357)       35,720
United States .......................................     19,958     21,514       5,377       4,725      (4,215)       47,359
EUROPE
Spain................................................     11,143      5,590       1,232       2,804      (3,339)       17,430
United Kingdom.......................................      2,723      6,970       5,037       8,195      (5,156)       17,769
Rest of Europe ......................................      7,077     17,407       6,507       6,308      (6,208)       31,091
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela............................................      4,005      1,104          74          84      (1,514)        3,753
Colombia.............................................      2,022      1,277         209         161        (765)        2,904
Rest of Central and South America and the Caribbean..      6,023      1,687          57         261        (849)        7,179
AFRICA AND MIDDLE EAST
Egypt................................................      2,889        183           -           9        (182)        2,899
Rest of Africa and Middle East ......................          -      2,970           -         280           -         3,250
ASIA
Philippines..........................................      2,223          -           1           1        (247)        1,978
Rest of Asia ........................................        319        565         117         113          (3)        1,111
OTHERS ..............................................          -          -           -      15,246     (10,304)        4,942
                                                         -----------------------------------------------------------------------
Total Consolidated...................................Ps   85,255     69,498      19,036      43,735     (40,139)      177,385
                                                         -----------------------------------------------------------------------



                         2006                              CEMENT    CONCRETE   AGGREGATES    OTHERS   ELIMINATIONS   NET SALES
------------------------------------------------------    ----------------------------------------------------------------------
NORTH AMERICA
Mexico...............................................  Ps  27,734     11,960         618       6,805     (8,831)       38,286
United States .......................................      20,691     19,471       5,764       6,029     (7,198)       44,757
EUROPE
Spain................................................      13,647      5,907       1,253       5,123     (5,990)       19,940
United Kingdom.......................................       3,550      8,899       6,977       9,698     (7,148)       21,976
Rest of Europe ......................................       9,743     22,328       8,141       8,219     (8,050)       40,381
CENTRAL AND SOUTH AMERICA AND THE CARIBBEAN
Venezuela............................................       4,369      1,494         154         218     (1,168)        5,067
Colombia.............................................       2,758      1,424         246         678     (1,230)        3,876
Rest of Central and South America and the Caribbean..       6,574      2,058          80         358       (993)        8,077
AFRICA AND MIDDLE EAST
Egypt................................................       3,076        216           -          30        (24)        3,298
Rest of Africa and Middle East ......................           -      3,650           -       5,266     (4,496)        4,420
ASIA
Philippines..........................................       2,415          -           -           1       (428)        1,988
Rest of Asia ........................................         683        648         128         177        (74)        1,562
OTHERS ..............................................           -          -           -      18,564    (15,099)        3,465
                                                          ----------------------------------------------------------------------
Total Consolidated...................................  Ps  95,240     78,055      23,361      61,166    (60,729)      197,093
                                                          ----------------------------------------------------------------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


19.  FOREIGN CURRENCY POSITION

As of December 31, 2006, the main balances denominated in foreign currencies are as follows:

                                             MEXICO      FOREIGN     TOTAL
                                          -----------------------------------
Current assets...................... U.S.$         72        4,252      4,324
Non-current assets 1................            2,663       15,011     17,674
                                          -----------------------------------
    Total assets.................... U.S.$      2,735       19,263     21,998
                                          -----------------------------------
Current liabilities................. U.S.$         85        3,159      3,244
Non-current liabilities.............            1,292        6,553      7,845
                                          -----------------------------------
    Total liabilities............... U.S.$      1,377        9,712     11,089
                                          -----------------------------------

1 In the case of Mexico the amounts refer primarily to machinery and equipment of foreign origin.

The peso to dollar exchange rate as of December 31, 2004, 2005 and 2006 was Ps11.14, Ps10.62 and Ps10.80 pesos per dollar, respectively. The exchange rate as of January 26, 2007 and June 26, 2007 was Ps11.05 and Ps10.86 pesos per dollar, respectively.

The portion of the Company's Mexican operations denominated in foreign currencies during 2004, 2005 and 2006 are summarized as follows:

                        U.S. DOLLARS MILLIONS     2004      2005    2006
                                                ----------------------------
Export sales..................................     76        124    145
Import purchases..............................     88         85    140
Financial income..............................     13         16     26
Financial expense.............................    338        337    291
                                                 ---------------------------

20.  EARNINGS PER SHARE

The amounts considered for calculations in 2004, 2005 and 2006 are summarized as follows:


                                                                                 2004          2005         2006
                                                                           ----------------------------------------
NUMERATOR
Majority interest net income............................................Ps         15,224       24,450       25,682
DENOMINATOR (THOUSANDS OF SHARES)
Weighted average number of shares outstanding...........................       19,974,730   20,757,180   21,552,250
    Effect of dilutive instruments - executives' stock options..........           31,492       20,372       12,500
    Effect of dilutive instruments - equity forwards on CEMEX's CPOs....           72,308       44,224        2,379
                                                                           ----------------------------------------
    Potentially dilutive shares.........................................          103,800       64,596       14,879
                                                                           ----------------------------------------
Weighted average number of shares outstanding - diluted.................       20,078,530   20,821,776   21,567,129
                                                                           ----------------------------------------
Basic earnings per share ("Basic EPS")..................................Ps           0.77         1.18         1.19
Diluted earnings per share ("Diluted EPS")..............................Ps           0.76         1.17         1.19
                                                                           ----------------------------------------

Basic earnings per share are calculated by dividing majority interest net income for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the effects of any transactions carried out by the Company which have a potentially dilutive effect on the weighted average number of common shares outstanding. The numbers of shares considered for calculation include the effects of the stock splits of July 2005 and July 2006.

The difference between the basic and diluted average number of shares in 2004, 2005 and 2006 is attributable to the additional shares to be issued under the fixed stock option program (note 17A). In addition, CEMEX includes the dilutive effect of the number of shares resulting from equity forward contracts in CEMEX's own stock, determined under the inverse treasury method.

21.  CONTINGENCIES AND COMMITMENTS

A)   GUARANTEES

As of December 31, 2005 and 2006, CEMEX, S.A.B. de C.V. had guaranteed loans made to certain subsidiaries for approximately U.S.$711 and U.S.$735, respectively.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


B)   CONTRACTUAL OBLIGATIONS

As of December 31, 2005 and 2006, the approximate cash flows that will be required by CEMEX to meet its material contractual obligations are summarized as follows:


                       U.S. DOLLARS MILLIONS                              PAYMENTS PER PERIOD
                                                      --------------------------------------------------------------
                                                        2005                           2006
                                                      ---------   --------------------------------------------------
                                                                  LESS THAN      1-3       3-5    MORE THAN
                                                       TOTAL        1 YEAR      YEARS     YEARS    5 YEARS    TOTAL
      CONTRACTUAL OBLIGATIONS                         ---------   --------------------------------------------------
Long-term debt.................................. U.S.$    8,745       296      2,913      2,385       943     6,537
Capital lease obligations.......................            106        20         28         17         3        68
                                                      ---------   --------------------------------------------------
  Total debt 1..................................          8,851       316      2,941      2,402       946     6,605
Operating leases 2..............................            634       166        241        135       111       653
Interest payments on debt 3.....................          1,968       411        603        304       100     1,418
Estimated cash flows under interest rate
  derivatives 4.................................            330        93        127         83         8       311
Planned funding of pension plans and other
  postretirement benefits 5.....................          1,466       157        321        353       942     1,773
                                                      ---------   --------------------------------------------------
  Total contractual obligations.................U.S.$    13,249     1,143      4,233      3,277     2,107     10,760
                                                      ---------   --------------------------------------------------
                                                   Ps   153,396    12,344     45,716     35,392    22,756    116,208
                                                      ---------   --------------------------------------------------

1 The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing that may occur of debt during the following years.

2 The amounts of operating leases have been determined on the basis of nominal future cash flows. In 2005, operating leases included the lease of the Balcones cement plant in New Braunfels, Texas, which was scheduled to expire in September 2009. In March 2006, by agreement with the financial counterparties, CEMEX terminated this lease prior to its scheduled expiration and purchased the related assets for approximately U.S.$61 million (Ps659).

3 In the determination of the future estimated interest payments on the floating rate denominated debt, CEMEX used the interest rates in effect as of December 31, 2005 and 2006.

4 The estimated cash flows under interest rate derivatives include the approximate cash flows under CEMEX's interest rate swaps and cross currency swap contracts, and represent the net amount between the rate CEMEX pays and the rate received under such contracts. In the determination of the future estimated cash flows, CEMEX used the interest rates applicable under such contracts as of December 31, 2005 and 2006.

5 Amounts relating to planned funding of pensions and other postretirement benefits represent estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. dollars at the exchange rates as of December 31, 2005 and 2006, and include the estimate of new retirees during such future years.

As mentioned in the table above, CEMEX has entered into various operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. As of December 31, 2006, future minimum rental payments due under such lease contracts are as follows:

                                                                 U.S. DOLLARS
                       FOR THE YEARS ENDED DECEMBER 31,           MILLIONS
-------------------------------------------------------------    ------------
2007.........................................................  U.S.$      166
2008.........................................................             137
2009.........................................................             104
2010.........................................................              79
2011.........................................................              56
2012 and thereafter..........................................             111
                                                                    ---------
                                                               U.S.$      653
                                                                    ---------

Rental expense for the years ended December 31, 2004, 2005 and 2006 was approximately U.S.$114 (Ps1,328), U.S.$152 (Ps1,760) and U.S.$178 (Ps1,922),
respectively.

C)   PLEDGED ASSETS

As of December 31, 2005 and 2006, there were liabilities amounting to U.S.$100 and U.S.$62, respectively, secured by properties, machinery and equipment.

D)   COMMITMENTS

As of December 31, 2005 and 2006, the Company had commitments for the purchase of raw materials for an approximate amount of U.S.$169 and U.S.$225, respectively.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


During 1999, CEMEX entered into agreements with an international partnership, which built and currently operates an electrical energy generating plant in Mexico called Termoelectrica del Golfo ("TEG"). According to the agreements, CEMEX is required to purchase, starting from the beginning of operations of the plant, all the energy generated for a term of not less than 20 years. The electrical energy generating plant started operations on April 29, 2004. In addition, as part of the agreements, CEMEX has committed to supply the electrical energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered into by the Company with Petroleos Mexicanos. Through these arrangements CEMEX expects to decrease its energy costs. CEMEX is not required to make any capital investment in the project. By means of this transaction, for the years ended December 31, 2004, 2005 and 2006, TEG delivered energy to CEMEX Mexico's 15 cement plants, supplying 46.9%, 57.5% and 57.1%, respectively, of such year's needs, decreasing electricity costs by 21.2%, 28.2% and 29.1%, respectively, as compared to industrial tariffs from the Comision Federal de Electricidad, which is the supplier in Mexico.

22.  LEGAL PROCEDURES

A)   TAX ASSESSMENTS

CEMEX and some of its subsidiaries in Mexico have been notified by the Mexican tax authorities of several tax assessments related to different tax periods in a total amount of approximately Ps4,000 as of December 31, 2006. The tax assessments are based primarily on: (i) disallowed restatement of tax loss carryforwards in the same period in which they occurred, (ii) disallowed determination of cumulative tax loss carryforwards, and (iii) investments made in entities incorporated in foreign countries with preferential tax regimes. The companies involved are using the available defense actions granted by law in order to cancel the tax claims. The appeals are pending resolution.

Pursuant to amendments to the Mexican income tax law, which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on income derived from such foreign entities, provided that the income is not derived from entrepreneurial activities in such countries. In those applicable cases, the tax payable by Mexican companies in respect of the 2005 tax year pursuant to these amendments will be due upon filing their annual tax returns in 2006. CEMEX believes these amendments are contrary to Mexican constitutional principles; consequently, on August 8, 2005 the Company filed a motion in the Mexican federal courts challenging the constitutionality of the amendments. In this endeavor, the Company obtained a favorable ruling on December 23, 2005 in the first stage; however, the Mexican tax authority has appealed this ruling, and it is pending resolution. In March 2006, CEMEX filed another motion in the Mexican federal courts challenging the constitutionality of the amendments. On June 29, 2006, CEMEX obtained a favorable ruling from the Mexican federal court stating that the amendments were unconstitutional. The Mexican tax authority has appealed this ruling, and it is pending for resolution.

As of December 31, 2006, the Philippine Bureau of Internal Revenue assessed the Company's subsidiaries in the Philippines, for deficiencies in the amount of income tax paid in prior tax years amounting to a total of approximately 1,947 million Philippine pesos (approximately U.S.$40). Tax assessments result primarily from: (i) disallowed determination of certain tax benefits from 1999 to 2001, and (ii) deficiencies in the determination of national taxes. The affected companies have appealed and in some cases, some assessments are pending resolution or have been disregarded by the Philippine tax authorities as the subsidiaries continue to present evidence to dispute their findings.

In addition to the assessments mentioned above, as of the balance sheet date, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under ordinary review by the respective tax authorities. CEMEX cannot anticipate if such reviews will originate new tax assessments, which, should any exist, would be appropriately disclosed and/or recognized in the financial statements.

B)   ANTI-DUMPING DUTIES

In 1990, the United States Department of Commerce ("DOC") imposed an anti-dumping duty order on imports of gray Portland cement and clinker from Mexico. As a result, since that year and until April 3, 2006, CEMEX paid anti-dumping duties for cement and clinker exports to the United States at rates that fluctuated between 37.49% and 80.75% over the transaction amount, and beginning in August 2003, anti-dumping duties had been paid at a fixed rate of approximately U.S.$52.4 per ton, which decreased to U.S.$32.9 per ton starting in December 2004 and to U.S.$26.0 per ton in 2005. Through these years, CEMEX has used all available legal resources to revoke the order from the United States International Trade Commission ("ITC").

In January 2006, officials from the Mexican and the United States governments announced that they had reached an agreement that will bring to an end the longstanding dispute over anti-dumping duties on Mexican cement exports to the United States. According to the agreement, restrictions imposed by the United States will first be eased during a three-year transition period and completely eliminated in early 2009, allowing cement from Mexico to enter the U.S. without duties or other limits on volumes. During the transition period, Mexican cement imports into the U.S. will be subject to volume limitations of three million tons per year. This amount may be increased in response to market conditions during the second and third year of the transition period, subject to a maximum increase per year of 4.5%. Quota allocations to companies that import Mexican cement into the U.S. will be made on a regional basis. The transitional anti-dumping duty was lowered to U.S.$3.0 per ton from the previous amount of approximately U.S.$26.0 per ton as of December 31, 2005. As a result of this agreement, CEMEX received a cash refund from the U.S. government associated with the historic anti-dumping duties of approximately U.S.$111 (Ps1,198) and eliminated a provision of approximately U.S.$65, both of which were recognized in 2006 within "Other expenses, net". At December 31, 2005, CEMEX had accrued a provision of U.S.$68, including accrued interest, for the difference between the anti-dumping duties paid on imports and the latest findings of the DOC in its administrative reviews for all periods under review.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


During 2001, the Ministry of Finance ("MOF") of Taiwan, in response to the claim of five Taiwanese cement producers, initiated a formal anti-dumping investigation involving imported gray Portland cement and clinker from the Philippines and South Korea. In July 2002, the MOF gave notice of a cement and clinker import duty, from imports on South Korea and the Philippines, beginning on July 19, 2002. The imposed tariff was 42% on imports from the Company's Philippine subsidiaries. In September 2002, these entities appealed the anti-dumping duty before the Taipei High Administrative Council ("THAC"). In August 2004, the Company received an adverse response to its requests from the THAC. CEMEX did not appeal this resolution, which became final.

C)   OTHER LEGAL PROCEEDINGS AND CONTINGENCIES

In December 2006, the Polish Competition and Consumers Protection Office (the "Protection Office") notified CEMEX Polska, a subsidiary of the Company in Poland, about the formal initiation of an antitrust proceeding against all cement producers in the country, which include CEMEX's subsidiaries CEMEX Polska and Cementownia Chelm. The Protection Office assumed in the notification that there was an agreement between all cement producers in Poland by means of which such cement producers agreed on market quotas in terms of production and sales, establishment of prices and other sale conditions and the exchange of information, which limited competition in the Polish market in respect of the production and sale of cement. According to the Polish competition law, the maximum fine may reach 10% of the total revenues of a fined company from the previous year to the year, in which a fine is imposed. The theoretical estimated penalty applicable to the Polish subsidiaries would amount to approximately U.S.$32 (Ps346). As of December 31, 2006, CEMEX considers there are not justified factual grounds to expect fines to be imposed on its subsidiaries; nevertheless, at this stage of the proceeding it is not possible for CEMEX to predict that there would not be an adverse result in the investigation.

In December 2006, the United States District Court, District of Puerto Rico, notified CEMEX's subsidiary in Puerto Rico in connection with a civil action in the amount of approximately U.S.$21 (Ps227) derived from injuries caused to an individual by a truck owned by the Puerto Rican subsidiary. At this stage of the proceeding it is not possible for CEMEX to predict that there would not be an adverse result in the proceeding.

In 2005, through the acquisition of RMC, the Company assumed environmental remediation liabilities in the United Kingdom, for which, as of December 31, 2006, CEMEX has generated a provision of approximately (pound)117 (U.S.$229 or Ps2,473). The costs have been assessed on a net present value basis. These environmental remediation liabilities refer to closed and current landfill sites for the confinement of waste, and expenditure has been assessed and quantified over the period in which the sites have the potential to cause environmental harm, which has been accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

On August 5, 2005, Cartel Damages Claims, S.A. ("CDC"), filed a lawsuit in the District Court in Dusseldorf, Germany against CEMEX Deutschland AG, the Company's German subsidiary, and other German cement companies. By means of this lawsuit, CDC is seeking (euro)102 (approximately U.S.$135 or Ps1,455) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany's Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. During 2006 new petitioners assigned alleged claims to CDC and the amount of damages being sought by CDC increased to (euro)113.5 (approximately U.S.$150 or Ps1,619) plus interest. The District Court in Dusseldorf will issue a final decision on February 21, 2007. As of December 31, 2006, CEMEX Deutschland AG has accrued liabilities relating this matter for approximately (euro)20 (approximately U.S.$26 or Ps285). Based on the information developed to date, the subsidiary does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded.

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociacion Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix producers in Colombia, for the premature distress of the roads built for the mass public transportation system in Bogota using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads and estimate that the cost of such repair will be approximately U.S.$45. In December 2006, two ASOCRETO officers were formally accused as participants (determiners) in the execution of a state contract without fulfilling all legal requirements thereof. At this stage in the proceedings, it is not possible to assess the likelihood of an adverse result or the potential damages that could be borne by CEMEX Colombia. Typically, proceedings of this nature continue for several years before final resolution.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


As of December 31, 2006, CEMEX Inc., the Company's subsidiary in the United States, has accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$44 (Ps475). The environmental matters relate to: a) in the past, in accordance with industry practices, disposing of various materials, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings remain in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, the subsidiary considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, the subsidiary does not believe it will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

During 2001, a subsidiary of the Company in Colombia received a civil liability suit from 42 transporters, alleging that this subsidiary is responsible for alleged damages caused by the alleged breach of provision of raw materials contracts. The plaintiffs have asked for relief in an amount in Colombian pesos equivalent, as of December 31, 2006, to approximately U.S.$57. In February 2006, CEMEX was notified of the judgment of the court dismissing the claims of the plaintiffs. The case is currently under review by the appellate court.

During 1999, several companies filed a lawsuit against two subsidiaries of the Company in Colombia, alleging that the Ibague plants were causing damage to their lands due to the pollution they generate. In January 2004, CEMEX Colombia, S.A. was notified that the court's decision was that plaintiffs should be paid in the amount in Colombian pesos equivalent, as of December 31 2006, to approximately U.S.$9. The Company's subsidiary appealed the judgment. The appeal was accepted and the case was sent to the Superior Court of Ibague. The case is currently under review by the appellate court. CEMEX expects this proceeding to continue for several years before its final resolution.

In addition to the above, as of the balance sheet date, CEMEX is involved in various legal proceedings that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke licenses and/or concessions; and 5) other diverse civil actions. In connection with these proceedings, CEMEX considers that in those instances in which obligations had been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes that these matters will be resolved without any significant effect on its business.

23.  RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties result primarily from:
(i) the sale and purchase of cement, clinker and other raw materials to and from group entities; (ii) the sale and/or acquisition of subsidiaries' shares within the CEMEX group, (iii) the invoicing of administrative services, rentals, trademarks and commercial names rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm's length terms based on market prices and conditions.

The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage from being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX's transactions with related parties are executed under market conditions. The Company has identified the following transactions between related parties:

o Mr. Bernardo Quintana Isaac, a member of the board of directors at CEMEX, S.A.B. de C.V., until December 31, 2006, was chief executive officer and chairman of the board of directors of Empresas ICA, S.A.B de C.V., or Empresas ICA, a large Mexican construction company. In the ordinary course of business, CEMEX extends financing to Empresas ICA for varying amounts at market rates, as CEMEX does for other customers.

o In the past, CEMEX extended loans of varying amounts and interest rates to its directors and executives. During 2005 the maximum aggregate amount of loans to such persons was approximately Ps11. In 2006 these loans were fully paid.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


24. DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

As mentioned in note 3A, beginning in 2006, the consolidated financial statements are prepared in accordance with financial reporting standards accepted in Mexico (Mexican FRS), which differ in certain significant respects from generally accepted accounting principles applicable in the United States (U.S. GAAP). The Mexican FRS replaced the generally accepted accounting principles in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants. The Mexican FRS initially adopted the former Mexican GAAP effective in 2005 in their entirety; therefore, there were no effects in CEMEX's financial statements resulting from the adoption of the Mexican FRS.

The Mexican FRS consolidated financial statements include the effects of inflation as provided for under Financial Reporting Standard B-10, Recognition of Inflation Effects on the Financial Information (integrated document) ("MFRS B-10") and Financial Reporting Standard B-15, Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations ("MFRS B-15"), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes (i) a reconciling item for the reversal of the effect of applying MFRS B-15 for the restatement to constant pesos for the years ended December 31, 2004 and 2005, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by MFRS B-10 and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican FRS do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. The reconciliation does not include the reversal of other Mexican FRS inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican FRS and U.S. GAAP for the years ended December 31, 2004, 2005 and 2006, and their effect on consolidated net income and earnings per share, are presented below:


                                                                                       YEARS ENDED DECEMBER 31,
                                                                                   ----------------------------------
                                                                                      2004        2005      2006
                                                                                   ----------- ----------- ----------
    Net income reported under Mexican FRS                                       Ps   15,224      24,450    25,682
    Inflation adjustment (1)                                                            387      (1,110)        -
                                                                                   ----------- ----------- ----------
    Net income reported under Mexican FRS after inflation adjustment............     15,611      23,340    25,682
    U.S. GAAP ADJUSTMENTS:
1.  Goodwill (note 24(a))                                                               947           -         -
2.  Deferred income taxes (note 24(b))                                                  410        (208)      967
3.  Employees' statutory profit sharing (note 24(b))                                    (60)        155      (107)
4.  Employee benefits (note 24(c))                                                       29        (826)      131
5.  Minority interest - financing transactions (note 24(d)).....................          -           -      (137)
6.  Minority interest - effect of U.S. GAAP adjustments (note 24(d))............        (33)          9        13
7.  Hedge accounting (note 24(j))...............................................        198       1,119      (437)
8.  Depreciation (note 24(e))...................................................         21          19        54
9.  Accruals for contingencies (note 24(f)).....................................        (34)          -         -
10. Equity in net income of affiliated companies (note 24(g))...................         (8)          4       117
11. Inflation adjustment of fixed assets (note 24(h))...........................       (257)       (318)     (295)
12. Derivative instruments (note 24(j)).........................................      1,577      (1,531)        -
13. Equity forward contracts in CEMEX's stock (note 24(k))......................        462           -         -
14. Employee stock option programs (note 24 (o))................................          -         895         -
15. Other adjustments - Computer software development (note 24(i))..............        (30)          -         -
16. Other adjustments - Deferred charges (note 24(i))...........................         97         174       115
17. Other adjustments - Capitalized interest (note 24(i)).......................         10           4         3
18. Other adjustments - Monetary position result (note 24(i))...................        320         181       163
                                                                                   ----------- ----------- ----------
    U.S. GAAP adjustments before cumulative effect of accounting change.........      3,649        (323)      587
                                                                                   ----------- ----------- ----------
    Net income under U.S. GAAP before cumulative effect of accounting change....     19,260      23,017    26,269
    Cumulative effect of accounting change (SFAS 123R - note 24 (o))............          -           -      (895)
                                                                                   ----------- ----------- ----------
    Net income under U.S. GAAP after cumulative effect of accounting change.....  Ps 19,260      23,017    25,374
                                                                                   ----------- ----------- ----------
Basic EPS under U.S. GAAP before cumulative effect of accounting change.........  Ps   0.97        1.11      1.22
Diluted EPS under U.S. GAAP before cumulative effect of accounting change.......       0.96        1.10      1.22
                                                                                   ----------- ----------- ----------
Basic EPS under U.S. GAAP after cumulative effect of accounting change..........  Ps   0.97        1.11      1.18
Diluted EPS under U.S. GAAP after cumulative effect of accounting change........       0.96        1.10      1.18
                                                                                   ----------- ----------- ----------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

At December 31, 2005 and 2006, the other principal differences between Mexican FRS and U.S. GAAP, and their effect on consolidated stockholders' equity, with an explanation of the adjustments, are presented below:


                                                                                                        AT DECEMBER 31,
                                                                                               -------------------------------
                                                                                                    2005            2006
                                                                                               ---------------  --------------
   Total stockholders' equity reported under Mexican FRS                                   Ps        119,876        159,609
   Inflation adjustment (1)..............................................................             (5,433)             -
                                                                                               ---------------  --------------
   Total stockholders' equity reported under Mexican FRS after inflation adjustment......            114,443        159,609
   U.S. GAAP ADJUSTMENTS:
1. Goodwill, net (note 24(a))............................................................              4,961          8,183
2. Deferred income taxes (note 24(b))....................................................                592          1,691
3. Deferred employees' statutory profit sharing (note 24(b)).............................             (3,026)        (3,012)
4. Employee benefits (note 24(c))........................................................               (362)          (191)
5. Minority interest - Financing transactions (note 24(d))...............................                  -        (13,500)
6. Minority interest - U.S. GAAP presentation (note 24(d))...............................             (5,963)        (7,291)
7. Depreciation (note 24(e)).............................................................                (62)           (10)
8. Investment in net assets of affiliated companies (note 24(g)).........................               (247)          (125)
9. Inflation adjustment for machinery and equipment (note 24(h)).........................              4,734          3,397
10.Employee stock option programs (note 24 (o))..........................................              1,032              -
11.Other adjustments - Deferred charges (note 24(i)).....................................               (234)          (132)
12.Other adjustments - Capitalized interest (note 24(i)).................................                 57             62
                                                                                               ---------------  --------------
   U.S. GAAP adjustments.................................................................              1,482        (10,928)
                                                                                               ---------------  --------------
   Stockholders' equity under U.S. GAAP before cumulative effect of accounting change....            115,925        148,681
   Cumulative effect of accounting change (SFAS 158 - note 24(c))........................                  -         (1,307)
                                                                                               ---------------  --------------
   Stockholders' equity under U.S. GAAP after cumulative effect of accounting change.....  Ps        115,925        147,374
                                                                                               ---------------  --------------

(1) Adjustment that reverses the restatement of prior periods into constant pesos at December 31, 2006, using the CEMEX weighted average inflation factor (note 3B), and restates such prior periods into constant pesos at December 31, 2006 using the Mexican-only inflation factor, in order to comply with requirements of Regulation S-X. The Mexican FRS and U.S. GAAP prior period amounts, included throughout note 24, were restated using the Mexican inflation index, with the exception of those amounts of prior periods that are also disclosed in notes 1 to 23, which were not restated in note 24 using the Mexican inflation in order to have more straightforward cross-references between note 24 and the Mexican FRS notes.

The reconciling item cumulative effect of accounting change in the reconciliation of net income to U.S. GAAP for the year ended December 31, 2006, relates to the adoption of SFAS 123R Share-Based Payment ("SFAS 123R"), which effects are described in note 24(o). The term "SFAS" as used herein refers to U.S. Statements of Financial Accounting Standards.

The reconciling item cumulative effect of accounting change in the reconciliation of stockholders'equity to U.S. GAAP as of December 31, 2006, relates to the adoption of SFAS 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"), which details are described in note 24(c).

(A)  GOODWILL

Goodwill represents the difference between the purchase price and the estimated fair value of the acquired entity at the acquisition date. Goodwill recognized under Mexican FRS has been adjusted for U.S. GAAP purposes for: (i) the effect on goodwill from the U.S. GAAP adjustments as of the acquisition dates; (ii) beginning January 1, 2002, Goodwill is not amortized under U.S. GAAP, while under Mexican FRS goodwill was amortized until December 31, 2004; and (iii) the difference between goodwill under U.S. GAAP, under which amounts are carried in the reporting unit's functional currency, are restated by the inflation factor of the reporting unit's country, and are translated into Mexican pesos at the exchange rates prevailing at the reporting date; as compared to goodwill under Mexican FRS, under which amounts are carried in the functional currencies of the holding companies for the reporting units, translated into pesos and then restated using the Mexican inflation index.

For the year ended December 31, 2004, amortization of goodwill was recorded within other expenses under Mexican FRS. Starting January 1, 2005, Mexican FRS ceased amortization of goodwill. Under SFAS 142 goodwill is not amortized and is subject to impairment testing at least once a year. As a result, goodwill amortization recorded under Mexican FRS for the year ended December 31, 2004 is adjusted for purposes of the reconciliation of net income to U.S. GAAP.

Additionally, during 2004, CEMEX acquired CAH shares held by minority stockholders through the exchange for CEMEX's CPOs (note 11A), resulting in an excess in the fair value of the assets delivered over the fair value of the assets received of approximately Ps1,044. Under Mexican FRS, this excess was recognized as an adjustment to stockholders' equity. Under U.S. GAAP, this amount was reclassified and charged to earnings in the reconciliation of net income by considering that estimations of future cash flows did not support recognition of this amount as goodwill.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


Under both Mexican FRS and U.S. GAAP, CEMEX assesses goodwill and other indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment (note 11C). If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured using estimated discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. For this purpose, CEMEX identifies its reporting units and determines the carrying value of each reporting unit as of the balance sheet date, by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. CEMEX also determines the fair value of each reporting unit and compares it to their related carrying amounts. As explained in note 11C, based on the similarities of the components of the operating segments (cement, ready-mix concrete, aggregates and other construction materials), CEMEX's geographical segments under SFAS 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), are also the reporting units under SFAS 142 for purposes of assessing fair value in determining potential impairment.

Other long-lived assets, including amortizable intangibles, are tested for impairment under both Mexican FRS and U.S. GAAP if impairment triggers occur. If an assessment indicates impairment, the impaired asset is written down to its fair value based on the best information available. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows.

For the years ended December 31, 2004, 2005 and 2006, there were no impairment charges under U.S. GAAP in addition to those recorded under Mexican FRS that are described in notes 10 and 11, except, during 2004, for the expense of approximately Ps1,044 reclassified from stockholders' equity under Mexican FRS to net income under U.S. GAAP in connection with the purchase of CAH shares in exchange for CEMEX's CPOs described above. Impairment charges are recorded as other expenses under Mexican FRS and are reclassified to operating income under U.S. GAAP (note 24 (l)).

(B)  DEFERRED INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING

DEFERRED INCOME TAXES ("IT")

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

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities under U.S. GAAP at December 31, 2005 and 2006 are presented below, including a deferred tax asset for approximately Ps561 originated from the first time adoption of the SFAS 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (see note 24c):

                                                                                                    2005             2006
                                                                                               --------------- --------------
DEFERRED TAX ASSETS:
   Tax loss and tax credits carryforwards................................................. Ps         14,351       23,634
   Trade accounts receivable..............................................................               226            -
   Accounts payable and accrued expenses                                                               4,049        5,397
    Inventories...........................................................................                 -           57
   Other..................................................................................               839        1,675
                                                                                               --------------- --------------
   Total gross deferred tax assets........................................................            19,465       30,763
   Less valuation allowance...............................................................            (5,896)      (13,544)
                                                                                               --------------- --------------
     Total deferred tax assets under U.S. GAAP............................................            13,569       17,219
                                                                                               --------------- --------------
DEFERRED TAX LIABILITIES:
   Property, plant and equipment..........................................................           (31,020)      (37,730)
   Inventories and advanced payments......................................................              (429)         (703)
   Other..................................................................................            (6,927)       (2,691)
                                                                                               --------------- --------------
     Total deferred tax liability under U.S. GAAP.........................................           (38,376)      (41,124)
                                                                                               --------------- --------------
   Net deferred tax liability under U.S. GAAP.............................................           (24,807)      (23,905)
   Less--U.S. GAAP deferred IT liability of acquired subsidiaries at date of acquisition...          (20,366)      (21,136)
                                                                                               --------------- --------------
   Net deferred IT effect in stockholders' equity under U.S. GAAP.........................             4,441         2,769
   Less-- Deferred IT effect in stockholders' equity under Mexican FRS (note 15B)..........            5,033         5,019
                                                                                               --------------- --------------
   Net income in reconciliation of stockholders' equity to U.S. GAAP...................... Ps            592         2,250
                                                                                               --------------- --------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


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

CEMEX records a valuation allowance for the estimated amount of the deferred tax assets, which may not be realized due to the expiration of tax loss carryforwards. Through its continual evaluation of the effects of tax strategies, among other economic factors, during 2004, 2005 and 2006 CEMEX increased the valuation allowance by approximately Ps461, Ps1,283 and Ps7,648, respectively.

Under Mexican FRS, CEMEX determines deferred income tax in a manner similar to U.S. GAAP (notes 3O and 15B). Nonetheless, there are specific differences as compared to the calculation under SFAS 109, resulting in adjustments in the reconciliation to U.S. GAAP. These differences arise from: (i) the recognition of the accumulated initial effect of the asset and liability method under Mexican FRS, which was recorded directly to stockholders' equity and therefore, did not consider the provisions of APB Opinion 16 for the deferred tax consequences in business combinations made before January 1, 2000; and (ii) the effects of deferred tax on the reconciling items between Mexican FRS and U.S. GAAP. For Mexican FRS presentation purposes, deferred tax assets and liabilities are long-term items, while under U.S. GAAP, deferred tax assets and liabilities should be classified as short-term or long-term items (note 24(l)) depending on the nature of the caption that gives rise to such deferred tax assets and liabilities.

CEMEX has not recognized a deferred tax liability for the undistributed earnings generated by its foreign subsidiaries under Mexican FRS or U.S. GAAP, as it considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when CEMEX can no longer demonstrate that it plans to indefinitely reinvest such undistributed earnings. As of December 31, 2006, the balance of undistributed earnings of subsidiaries amounted to approximately Ps134,298. It is impracticable to determine the additional taxes payable when these earnings are remitted.

EMPLOYEES' STATUTORY PROFIT SHARING ("ESPS")

CEMEX has recorded a deferred tax liability for U.S. GAAP purposes, related to ESPS in Mexico, under the asset and liability method at the statutory rate of 10%. The principal effects of temporary differences that give rise to significant portions of the deferred ESPS liabilities at December 31, 2005 and 2006 are presented below:


                                                        2005          2006
                                                   -------------   ------------
DEFERRED ASSETS:
   Employee benefits.......................... Ps           234        199
   Trade accounts receivable and other........              109        138
                                                   -------------   ------------
Gross deferred assets under U.S. GAAP.........              343        337
                                                   -------------   ------------
DEFERRED LIABILITIES:
   Property, plant and equipment..............            3,086      3,105
   Other......................................              283        244
                                                   -------------   ------------
Gross deferred liabilities under U.S. GAAP....            3,369      3,349
                                                   -------------   ------------
Net deferred liabilities under U.S. GAAP...... Ps         3,026      3,012
                                                   -------------   ------------

In the condensed financial information presented under U.S. GAAP in note 24(l), ESPS effect, both current and deferred, is included in the determination of operating income. For Mexican FRS presentation, ESPS effect, both current and deferred, is considered as a separate line item equivalent to income tax. Under Mexican FRS, CEMEX recognizes deferred ESPS for those temporary differences arising from the reconciliation of net income of the period and the taxable income for ESPS. In the reconciliation of net income to U.S. GAAP, deferred ESPS expense of Ps221 in 2004 and income of Ps194 in 2005, determined under Mexican FRS, were reversed. In 2006, there was no deferred ESPS determined under Mexican FRS.

(C)  EMPLOYEE BENEFITS

SEVERANCE PAYMENTS

Under U.S. GAAP, post-employment benefits for former or inactive employees, including severance payments which are not part of a specific event of restructuring, are accrued over an employee's service life. Until December 31, 2004 under Mexican FRS, severance payments, which were not part of a business restructuring or a substitution for pension benefits, were recognized in earnings in the period in which they were paid. Beginning January 1, 2005, according to newly issued Mexican FRS, severance payments are accrued over the employee's service life according to actuarial computations, in a manner similar to U.S. GAAP (note 14).

In connection with the purchase of RMC, as of December 31, 2005, for purposes of the financial statements under Mexican FRS, CEMEX recorded restructuring costs, mainly consisting of severance payments, for approximately Ps619 against goodwill. For purposes of the reconciliation to U.S. GAAP, such restructuring costs were deemed not to comply with the rules of SFAS 141, "Business Combinations", for recognition as part of the purchase price of RMC under U.S. GAAP. As a result, such restructuring costs under Mexican FRS for approximately Ps619 (Ps439 after tax) were charged to earnings in the 2005 reconciliation of net income to U.S. GAAP and removed from goodwill in the condensed financial information under U.S. GAAP (note 24(l)).

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


The reconciliation of net income to U.S. GAAP for the year ended December 31, 2004, includes a reconciling item referring to the difference between the amount of severance payments recognized under Mexican FRS as incurred, and the change during the period of the accrual under U.S. GAAP. For the years ended December 31, 2005 and 2006, the reconciling item includes the amortization of the cumulative initial effect from the accounting change under Mexican FRS, recognized as of January 1, 2005 as part of the unrecognized net transition obligation (note 14).

PENSION AND OTHER POSTRETIREMENT BENEFITS

In connection with the change from a defined benefit scheme to a defined contribution scheme for a portion of CEMEX's employees in Mexico effective January 10, 2006 (note 14), considering that such change was a material event which occurred before the issuance of the financial statements, under Mexican FRS, CEMEX recognized, at December 31, 2005, a net loss of approximately Ps1,016 related to: 1) an event of settlement of obligations, which represented a gain of approximately Ps102; and 2) an event of curtailment, which represented a loss of approximately Ps1,118. The results from the change in the pension plans were determined using a methodology consistent with the rules set forth by SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". However, according to SFAS 88, settlement events should be recognized in the year in which the settlement occurred and not in the year in which the change is authorized. As a result of this timing difference between Mexican FRS and U.S. GAAP, in the reconciliation of net income to U.S. GAAP, the settlement gain of approximately Ps102 (Ps77 after tax) recognized under Mexican FRS in 2005 was canceled against the provision of pensions and other postretirement benefits under U.S. GAAP at December 31, 2005, and recognized in 2006, the year in which the change of plan occurred.

CEMEX has established defined contribution plans in several countries (note 14), which costs are recognized in the periods in which the funds are transferred to the employees' individual accounts. The expense recognized under Mexican FRS during the years ended December 31, 2005 and 2006 arising from defined contribution schemes amounted to approximately Ps227 and Ps375, respectively, and includes, in 2006, the cost of the new defined contribution scheme in Mexico described in the paragraph above.

CEMEX accounts for employee pension and other postretirement benefits based on the net present value of the obligations determined by independent actuaries (notes 3N and 14), in a manner similar to SFAS 87, Employers' Accounting for Pensions, under U.S. GAAP; therefore, no reconciling item is necessary. The information of pensions and other postretirement benefits, presented in note 14, include the obligations for these items in all Mexican and foreign subsidiaries.

CEMEX has established self-insured health care benefits plans in several operations. These plans, which are administered on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations, contain stop-loss limits per employee. At December 31, 2005 and 2006, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g. an automobile accident, illness, etc.) ranging from U.S.$23 thousand to U.S.$140 thousand; while in other plans, CEMEX has established stop-loss limits per employee regardless the number of events ranging from U.S.$300 thousand to U.S.$1 million. In theory, there is a risk that all employees qualifying for health care benefits may require medical services simultaneously; in that case, the contingency for CEMEX would be significantly larger. However, this scenario while possible is not probable. The amount expensed for the year ended December 31, 2005 and 2006 through self-insured health care benefits was approximately US$50 (Ps540) and US$57 (Ps616), respectively.

Effective December 31, 2006, for purposes of the reconciliation of stockholders' equity under U.S. GAAP, CEMEX adopted SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status represents the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis. The reconciliation of pension and other postretirement benefits' assets and liabilities between Mexican FRS and U.S. GAAP in connection with the adoption of SFAS 158 as of December 31, 2006 is as follows:


                                                                              BALANCES UNDER    SFAS 158     BALANCES UNDER
                                    AT DECEMBER 31, 2006                       MEXICAN FRS     ADJUSTMENTS     U.S. GAAP
                                                                             ---------------  -------------  --------------
 Long-term assets for pension and other postretirement benefits........  Ps         735           (735)              -
                                                                             ---------------  -------------  --------------
 Long-term liabilities for pension and other postretirement benefits....          6,900          1,133           8,033
 Deferred income taxes (non-current)....................................         (2,050)          (561)         (2,611)
                                                                             ---------------  -------------  --------------
    Total liabilities...................................................          4,850            572           5,422
 Acumulated other comprehensive income, net of tax......................              -          1,307           1,307
                                                                             ---------------  -------------  --------------

The recognition provisions of SFAS 158 had no effect on the condensed statements of income under U.S. GAAP presented in note 24(l) for the years ended December 31, 2004, 2005 and 2006.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006



(D)  MINORITY INTEREST

FINANCING TRANSACTIONS

In connection with the perpetual debentures issued by consolidated entities described in note 16F for a notional amount U.S.$1,250 (Ps13,500) and which are included as part of minority interest under Mexican FRS, for purposes of the reconciliation of stockholders' equity under U.S. GAAP, the balance of such debentures was reclassified to long-term debt under U.S. GAAP, thereby, reducing stockholders' equity under U.S. GAAP in the amount of Ps13,500. Likewise, Ps137 of interest due on the perpetual debentures and issuance costs recognized within "Other capital reserves" under Mexican FRS were treated as financing expense in the reconciliation of net income to U.S. GAAP. Under Mexican FRS, the perpetual debentures are recognized within equity considering their characteristics of equity instruments described in note 16F. SFAS 150 under U.S. GAAP, establishes that instruments having characteristics of both liability and equity instruments that are mandatorily redeemable should be classified as debt; but does not provide specific guidance on the accounting treatment for perpetual debentures. However, according to current trends and applications of U.S. GAAP, perpetual debt instruments are recognized as debt.

U.S. GAAP ADJUSTMENTS TO MINORITY INTEREST

Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity. Under U.S. GAAP, minority interest is classified separately from stockholders' equity (note 24(l)). At December 31, 2005 and 2006, the amount presented in the reconciliation of stockholders' equity to U.S. GAAP includes the share of minority interest of the adjustments to U.S. GAAP determined in the consolidated subsidiaries, as well as in 2006 the reclassification of perpetual debentures mentioned above.

(E)  DEPRECIATION

A subsidiary of CEMEX in Colombia records depreciation expense utilizing the sinking fund method. This methodology for depreciation was in place before CEMEX acquired the subsidiary in 1997. For U.S. GAAP purposes, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. As a result, for the years ended December 31, 2004, 2005 and 2006, depreciation expense under Mexican FRS was reduced in the reconciliation of net income to U.S. GAAP resulting in income of Ps21, Ps19 and Ps54, respectively.

(F)  ACCRUALS FOR CONTINGENCIES

In prior years, CEMEX recorded accruals for contingent items related primarily to guarantees given and other responsibilities that did not meet the accrual criteria of SFAS 5, Accounting for Contingencies, under U.S. GAAP. Since the likelihood of a loss occurring from these contingencies was considered to be possible but not probable, the accruals under Mexican FRS were reversed for U.S. GAAP purposes. During 2004, as a result of the adoption of new Bulletin C-9, Liabilities, accruals, contingent assets and liabilities and commitments, which is similar to SFAS 5 in respect to the accounting for contingencies, CEMEX evaluated certain previously created accruals and determined to reverse them under Mexican FRS. The amount presented in the reconciliation of net income to U.S. GAAP in 2004 corresponds to the reversal of the adjustment made in prior years under U.S. GAAP.

(G)  ASSOCIATED COMPANIES

CEMEX has adjusted its investment and equity method in associates (note 9A) for CEMEX's share of the approximate U.S. GAAP adjustments applicable to these entities.

(H)  INFLATION ADJUSTMENT OF MACHINERY AND EQUIPMENT

For purposes of the reconciliation to U.S. GAAP, fixed assets of foreign origin are restated by applying the inflation rate of the country that holds the assets, regardless of the assets' origin countries, instead of using the Mexican FRS methodology, under which a fixed asset of foreign origin is restated by applying a factor that considers the inflation of the asset's origin country, not the inflation of the country that holds the asset, and the fluctuation of the functional currency (currency of the country that holds the asset) against the currency of the asset's origin country. Depreciation expense is based upon the revised amounts.

(I)  OTHER U.S. GAAP ADJUSTMENTS

CAPITALIZATION OF COSTS OF COMPUTER SOFTWARE DEVELOPMENT

Under U.S. GAAP and Mexican FRS (note 11), certain direct costs related to the development stage or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. Costs related to the preliminary project stage and the post-implementation/operations stage are expensed as incurred. Until December 31, 2000, under Mexican FRS, CEMEX expensed such costs as incurred. As a result, in the reconciliation of net income to U.S. GAAP for the year ended December 31, 2004, the reconciling item refers exclusively to the amortization of the amounts capitalized under U.S. GAAP until December 2000, which led to amortization expenses of Ps30 in 2004. The capitalized costs under U.S. GAAP until December 31, 2000 were fully amortized.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


DEFERRED CHARGES

Capitalized costs, net of accumulated amortization, that did not qualify for deferral under U.S. GAAP were reversed through earnings under U.S. GAAP in the period incurred, resulting in income of Ps97 in 2004, income of Ps174 in 2005 and income of Ps115 in 2006. During 2004, 2005 and 2006, all amounts capitalized under Mexican FRS also met the requirements for capitalization under U.S. GAAP. Accordingly, the adjustments in the reconciliation of net income to U.S. GAAP for the years ended December 31, 2004, 2005 and 2006, refer exclusively to amounts amortized under Mexican FRS during the respective years and which were expensed in prior years under U.S. GAAP. The net effect in the reconciliation of stockholders' equity to U.S. GAAP was a decrease of Ps234 and Ps132 at December 31, 2005 and 2006, respectively.

CAPITALIZED INTEREST

Under both Mexican FRS and U.S. GAAP, CEMEX capitalizes interest related to debt incurred during significant construction projects. Capitalized interest is depreciated over the useful lives of the related assets. Nonetheless, when applicable, under Mexican FRS capitalized interest is comprehensively measured in order to include: (i) the interest expense, plus (ii) any foreign exchange fluctuations, and less (iii) the related monetary position result. Under U.S. GAAP, only interest expense is considered an additional cost of constructed assets. In the reconciliation of net income to U.S. GAAP, foreign exchange fluctuations and monetary position results related to debt incurred during significant construction projects and which were capitalized under Mexican FRS were reversed to earnings under U.S. GAAP. For the years ended December 31, 2004, 2005 and 2006, capitalized interest amounts were immaterial.

MONETARY POSITION RESULT

Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined in accordance with the average inflation factor for the period.

(J)  FINANCIAL INSTRUMENTS

INDEBTEDNESS (NOTE 12A)

Under Mexican FRS, CEMEX has designated certain debt as hedges of its investment in foreign subsidiaries and records foreign exchange fluctuations on such debt in stockholders' equity (notes 3E and 16B). In the reconciliation of net income to U.S. GAAP, foreign exchange results recognized in equity under Mexican FRS have been reclassified to earnings, resulting in income of Ps198 in 2004, income of Ps1,119 in 2005 and expense of Ps437 in 2006, since the related debt did not meet the conditions for hedge accounting set forth in SFAS 52, Foreign Currency Translation, given that the currencies involved do not move in tandem.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Information related to the fair value of consolidated financial instruments is presented in Note 12B. As of December 31, 2006 the fair value of the perpetual debentures is U.S.$1,250.

DERIVATIVE FINANCIAL INSTRUMENTS (NOTES 3L 12C, D AND E)

Under both Mexican FRS and U.S. GAAP, all derivative instruments, including derivative instruments embedded in other contracts, should be recognized in the balance sheet as assets or liabilities at their fair values, and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows, in which case the effective portion of such changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs.

Nonetheless, for the years ended December 31, 2004 and 2005, different rules, related to allowed hedged items, led to a timing difference between Mexican FRS and U.S. GAAP and a corresponding adjustment in the reconciliation of net income to U.S. GAAP. In connection with the fair value recognition of the derivatives related to CEMEX's acquisition of RMC (note 12C) under Mexican FRS, CEMEX designated foreign exchange forwards as hedges of the variability in cash flows associated with exchange fluctuations between the U.S. dollar, the currency in which CEMEX obtained the funds to purchase, and the British pound, the currency in which the firm commitment to purchase RMC was established. As a result of this designation, CEMEX recognized, in stockholders' equity, the changes in fair value of the derivatives from the designation date that took place on November 17, 2004 until December 31, 2004, and which represented a gain of approximately Ps1,537. This gain was reclassified to earnings under Mexican FRS in March 2005, the date when the purchase occurred. Consequently, for purposes of the reconciliation of net income to U.S. GAAP, for the year ended December 31, 2004, this gain was reclassified from stockholders' equity under Mexican FRS to earnings under U.S. GAAP for an amount of approximately Ps1,577, as SFAS 133 does not permit an entity to establish a cash flow hedging relationship in a transaction that involves a business combination. Likewise, for the year ended December 31, 2005, the gain recorded in earnings under Mexican FRS was reclassified to stockholders' equity under U.S. GAAP; therefore, an expense of approximately Ps1,531 is presented as a reconciling item.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


All derivative instruments, with the exception described above, were accounted under Mexican FRS consistently with the provisions of U.S. GAAP. For the years ended December 31, 2004, 2005 and 2006, CEMEX has not designated any derivative instrument as a fair value hedge under both Mexican FRS and U.S. GAAP.

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

(K)  FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

EQUITY FORWARD CONTRACTS IN CEMEX'S OWN SHARES

Under SFAS 150, Accounting for Certain Financial Instruments with
Characteristics of both Liabilities and Equity ("SFAS 150"), a financial instrument in an entity's own stock with a variety of settlement options, should be measured at fair value and recognized as asset or liability in the entity's financial statements, recording changes in fair value through the income statement.

Except for a portion of the equity forward contracts in CEMEX's own shares described in the paragraph below, for the years ended December 31, 2004, 2005 and 2006, equity forward contracts, which could have been physically or net cash settled at CEMEX's option, were recognized under Mexican FRS at their estimated fair value as assets or liabilities in the balance sheet, with changes in fair value recorded in earnings. The accounting treatment given to these contracts was consistent with the provisions of U.S. GAAP.

In connection with SFAS 150 and related to a portion of the equity forwards in CEMEX's own shares, during 2004, upon settlement of several contracts that were considered as equity transactions under Mexican FRS and were not being marked-to-market through earnings, CEMEX recognized a gain of approximately Ps462 (U.S.$39) within stockholders' equity. Under U.S. GAAP, the gain recognized under Mexican FRS was reclassified to earnings under U.S. GAAP. The reclassification under U.S. GAAP had no effect on stockholders' equity.

(L)  CONDENSED FINANCIAL INFORMATION UNDER U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2004, 2005 and 2006, prepared under U.S. GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of U.S. GAAP:


                                                                YEARS ENDED DECEMBER 31,
                                                             -------------------------------

 STATEMENTS OF INCOME                                          2004      2005      2006
                                                             -------- ---------- -----------
 Net sales............................................    Ps  96,329   166,024   195,865
 Gross profit                                                 40,631    66,053    70,030
    Operating income..................................        17,701    25,714    31,502
 Comprehensive financial result.......................         3,005     2,610    (1,856)
 Other expenses, net                                            (656)   (2,280)     (353)
 Income tax (including deferred taxes)................        (1,120)   (3,703)   (3,315)
 Equity in income of associates.......................           614     1,276     1,469
                                                             -------- ---------- -----------
    Consolidated net income...........................        19,544    23,617    27,447
 Minority interest net income.........................           284       600     1,178
                                                             -------- ---------- -----------
 Majority interest net income before
      cumulative effect of accounting change..........        19,260    23,017    26,269
    Cumulative effect of accounting change............             -         -      (895)
                                                             -------- ---------- -----------
 Majority interest net income.........................    Ps  19,260    23,017    25,374
                                                             -------- ---------- -----------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

The following table presents consolidated condensed balance sheets at December 31, 2005 and 2006, prepared under U.S. GAAP, including all differences and reclassifications as compared to Mexican FRS described in this note 24:


                                                                                                      AT DECEMBER 31,
                                                                                           -------------------------------------
    BALANCE SHEETS
                                                                                                2005                   2006
                                                                                           ------------------  -----------------
    Current assets.................................................................     Ps     45,169                 54,887
    Investments in associates, other investments and non-current accounts receivable           17,663                 17,842
    Property, machinery and equipment..............................................           176,471                188,932
    Goodwill, intangible assets and deferred charges...............................            66,425                 76,795
                                                                                           ------------------  -----------------
        Total assets...............................................................           305,728                338,456
                                                                                           ------------------  -----------------
    Current liabilities                                                                        54,916                 51,195
    Long-term debt.................................................................            85,980                 66,720
    Perpetual debentures...........................................................              -                    13,500
    Other non-current liabilities..................................................            42,944                 52,376
                                                                                           ------------------  -----------------
        Total liabilities..........................................................           183,840                183,791
                                                                                           ------------------  -----------------
        Minority interest..........................................................             5,963                  7,291
                                                                                           ------------------  -----------------
        Stockholders' equity including cumulative effect of accounting change......           115,925                147,374
                                                                                           ------------------  -----------------
        Total liabilities, minority interest and stockholders' equity..............     Ps    305,728                338,456
                                                                                           ------------------  -----------------

The prior period amounts presented in the tables above were restated to constant pesos as of December 31, 2006 using the Mexican inflation rate in order to comply with current requirements of Regulation S-X, instead of the weighted average inflation factor used by CEMEX under Mexican FRS (note 3B).

RECLASSIFICATIONS

The condensed financial information under U.S. GAAP presented in the tables above include, in addition to the adjustments included in the reconciliation of net income and stockholders' equity, several reclassifications as compared to the consolidated financial statements under Mexican FRS, which arise from the differences in the consolidation policy and other presentation rules under Mexican FRS and U.S. GAAP. The main reclassifications at December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 are as follows:

o Under Mexican FRS, CEMEX accounts for its investments in entities under joint control (note 3C) through the proportionate consolidation method, which incorporates line-by-line all assets, liabilities, revenues and expenses according to CEMEX's equity ownership in such joint controlled entities. Under U.S. GAAP, equity interests between 20% and 50% are accounted for by the equity method. Consequently, under U.S. GAAP, all assets, liabilities, revenues and expenses related to CEMEX's joint controlled entities, principally located in Spain, were removed line-by-line against the equity in associates for both the balance sheets and the income statements.

o Assets held for sale (note 8) of Ps709 and Ps496, as of December 31, 2005 and 2006, respectively, were reclassified to long-term assets for purposes of the condensed financial information of balance sheet under U.S. GAAP. These assets are stated at their estimated fair value. Estimated costs to sell these assets are not significant.

o Under Mexican FRS, for the years ended December 31, 2004, 2005 and 2006, other expenses, net, included goodwill amortization in 2004, dumping duties, results from idle facilities, results from the sales of fixed assets, impairment losses of long-lived assets, net results from the early extinguishment of debt and other unusual or non-recurring transactions. For purposes of the condensed income statement financial information under U.S. GAAP, from other expenses, net, under Mexican FRS, expense of Ps2,818 in 2004, expense of Ps927 in 2005 and income of Ps300 in 2006 were reclassified to operating expenses. Likewise, expenses of Ps499 in 2004 and Ps399 in 2005 were reclassified from other expenses, net, under Mexican FRS, to the comprehensive financial result under U.S. GAAP.

o In connection with deferred income taxes, at December 31, 2005 and 2006, current assets under U.S. GAAP include Ps174 and Ps169, respectively, that are considered non-current items under Mexican FRS. Likewise, current liabilities under U.S. GAAP include Ps3,957 and Ps2,394, respectively, classified as non-current items under Mexican FRS.

o At December 31, 2005 and 2006, due to CEMEX's ability and its intention to refinance short-term debt with the available amounts of the committed long-term lines of credit, U.S.$505 (Ps5,847) and U.S.$110 (Ps1,188), respectively, were reclassified from short-term debt to long-term debt under Mexican FRS (note 12A). For purposes of the condensed balance sheets under U.S. GAAP, this reclassification was reversed given that under U.S. GAAP the reclassification is precluded when the long-term agreements contain "Material Adverse Events" clauses, which in the case of CEMEX are customary covenants.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

(M)  SUPPLEMENTAL CASH FLOW INFORMATION UNDER U.S. GAAP

Under Mexican FRS, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending financial statements in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under U.S. GAAP (SFAS 95), statements of cash flows present only cash items and exclude non-cash items. SFAS 95 does not provide any guidance with respect to inflation-adjusted financial statements. The differences between Mexican FRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, (ii) the elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

The following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2004, 2005 and 2006, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by MFRS B-10 and MFRS B-15. The following information is presented in millions of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:


                                                                                  YEARS ENDED DECEMBER 31,
                                                                -------------------------------------------------------------
                                                                       2004                 2005                 2006
                                                                -------------------- -------------------- -------------------
 Net cash provided by operating activities................. Ps             21,885               28,909              17,484
 Net cash provided by (used in) financing activities.......                (3,723)              12,502              (5,762)
 Net cash used in investing activities.....................               (17,734)             (38,818)             (1,151)
                                                                -------------------- -------------------- -------------------

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

                                                                                YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------------------------------
                                                                       2004                 2005                 2006
                                                                  ------------------ -------------------- -------------------
 Interest paid................................................Ps            3,654                5,124               4,560
 Income taxes paid............................................              1,314                2,433               3,652
                                                                  ------------------ -------------------- -------------------

NON-CASH ACTIVITIES ARE COMPRISED OF THE FOLLOWING:

Long-term debt assumed through the acquisition of businesses was Ps11,903 in 2005 and Ps508 in 2006.

(N)  RESTATEMENT TO CONSTANT PESOS OF PRIOR YEARS

The following table presents summarized financial information under Mexican FRS of the consolidated income statements for the years ended December 31, 2004 and 2005 and balance sheet information as of December 31, 2005, in constant Mexican pesos as of December 31, 2006, using the Mexican inflation index:


                                YEARS ENDED DECEMBER 31,                    2004                          2005
                                                                  --------------------------    --------------------------
Sales........................................................Ps                    97,322                       169,348
Gross profit.................................................                      42,551                        66,870
Operating income.............................................                      22,114                        27,486
Majority interest net income.................................                      15,611                        23,340
                                                                  --------------------------    --------------------------
                                    AT DECEMBER 31,                                                       2005
                                                                                                --------------------------
Current assets...............................................                               Ps                   46,054
Non-current assets...........................................                                                   249,770
Current liabilities..........................................                                                    45,470
Non-current liabilities......................................                                                   135,911
Majority interest stockholders' equity.......................                                                   108,601
Minority interest stockholders' equity.......................                                                     5,842
                                                                                                --------------------------

(O)  STOCK OPTION PROGRAMS

Stock options activity during 2005 and 2006, the balance of options outstanding at December 31, 2005 and 2006 and other general information regarding CEMEX's stock option programs is presented in note 17.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


Until December 31, 2004, for financial reporting under Mexican FRS, CEMEX accounted for its stock option programs using a methodology that is consistent with the rules set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") under U.S. GAAP. According to APB 25, compensation cost should be determined under the intrinsic value method, which represents the difference between the strike price and the market price of the stock at the reporting date, for all plans that do not meet the following characteristics:
(i) the exercise price established in the option is equal to the quoted market price of the stock at the measurement date, (ii) the exercise price is fixed for the option's life, and (iii) the option's exercise is hedged through the issuance of new shares of common stock. After considering these characteristics, no compensation cost was recognized for CEMEX's fixed program (note 17A), while compensation cost, under the intrinsic method, was periodically determined for all other programs granted by CEMEX (note 17 B, C and D).

During 2005, as mentioned in notes 3T and 17, CEMEX adopted IFRS 2, Share-based Payment ("IFRS 2"). As a result of the adoption of IFRS 2 under Mexican FRS, as of December 31, 2005, CEMEX had accrued a provision of approximately Ps2,897 (U.S.$273) representing the fair value of the outstanding options, except for those awards of the fixed program.

Effective January 1, 2006, under U.S. GAAP, CEMEX adopted SFAS 123R, Share-Based Payment ("SFAS 123R"). This statement replaces SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes APB 25. SFAS 123R requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. SFAS 123R was adopted using the modified prospective method of application, which requires CEMEX to recognize compensation cost on a prospective basis. Therefore, prior years' reconciliations of net income and stockholders' equity to U.S. GAAP, as well as prior years' condensed balance sheet and condensed income statements under U.S. GAAP, have not been restated. Similar to IFRS 2 under Mexican FRS, SFAS 123R requires liabilities incurred under stock awards to be measured at fair value at each balance sheet date, with changes in fair value recorded in the income statement. Likewise, IFRS 2 and SFAS 123R require compensation cost related to awards qualifying as equity instruments to be determined considering the grant-date fair value of the awards, and be recorded during the awards' vesting period.

For purposes of the reconciliation of net income to U.S. GAAP for the year ended December 31, 2005, CEMEX reversed the adjustment to fair value made under Mexican FRS and maintained the valuation of the outstanding options under the intrinsic value method, which resulted in a decrease in the compensation expense in 2005 of approximately Ps895 (Ps1,032 before the related income tax effect) as compared to the accrual under the fair value method. In the reconciliation of net income to U.S. GAAP for the year ended December 31, 2006, based on the modified prospective method, the expense recorded under Mexican FRS and reversed during 2005 in the reconciliation of net income to U.S. GAAP and which represents the difference between the valuation under the intrinsic value method as of January 1, 2006, and the fair value method as of the same date, was included in 2006 as the cumulative effect from the adoption of SFAS 123R. There is no effect in the reconciliation of stockholders equity to U.S. GAAP at December 31, 2006. No reconciling amount was required in 2004.

The liability that CEMEX had accrued at December 31, 2006 in connection with its stock option programs and the compensation expense recognized for the year ended December 31, 2006 under Mexican FRS (note 17) are the same amounts that would be determined using SFAS 123R.

For the year ended December 31, 2005, no pro forma disclosure has been made as if CEMEX had applied the fair value recognition provisions of SFAS 123R prior to its adoption, considering that CEMEX was accounting for its stock awards under Mexican FRS at fair value. Likewise, no pro forma disclosure has been made for periods subsequent to January 1, 2006 as all stock-based compensation has been recognized under the fair value method in net income under Mexican FRS and U.S. GAAP. For the year ended December 31, 2004, the pro forma amounts would had been as follows:


                           FOR THE YEAR ENDED DECEMBER 31, 2004                                               TOTAL
                                                                                                      ----------------------
 Net income, as reported (Mexican FRS)........................................................... Ps              15,224
    Reversal of cost (income) of options according to intrinsic value method under Mexican FRS...                     63
    Cost of options according to fair value method under SFAS 123R, net of tax of Ps639..........                 (1,491)
    Inflation effect.............................................................................                    388
                                                                                                      ----------------------
 Approximate net income, pro forma                                                                Ps              14,184
                                                                                                      ----------------------
 Basic earnings per share, as reported........................................................... Ps                0.77
 Basic earnings per share, pro forma.............................................................                   0.71
                                                                                                      ----------------------
 Diluted earnings per share, as reported......................................................... Ps                0.76
 Diluted earnings per share, pro forma...........................................................                   0.70
                                                                                                      ----------------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


(P)  OTHER DISCLOSURES UNDER U.S. GAAP

SALE OF ACCOUNTS RECEIVABLE

CEMEX accounts for transfers of receivables under Mexican FRS consistently with the rules set forth by SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Under SFAS 140, transactions that meet the criteria for surrender of control are recorded as sales of receivables and their amounts are removed from the consolidated balance sheet at the time they are sold (note 5).

ASSET RETIREMENT OBLIGATIONS AND OTHER ENVIRONMENTAL COSTS

Effective January 1, 2003, SFAS 143, Accounting for Asset Retirement Obligations ("SFAS 143"), requires entities to record the fair value of an asset retirement obligation as a liability in the period in which a legal or a constructive obligation is incurred associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against an asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Also effective January 1, 2003, Mexican FRS C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments ("FRS C-9"), establishes generally the same requirements as SFAS 143 in connection with asset retirement obligations. For the years ended December 31, 2004, 2005 and 2006, CEMEX did not identify differences between Mexican FRS and U.S. GAAP in connection with this topic.

In addition, environmental expenditures related to current operations are expensed or capitalized, as appropriate. Other than those contingencies disclosed in notes 13 and 22C, CEMEX is not currently facing other material contingencies, which might result in the recognition of an environmental remediation liability.

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

GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

Effective January 1, 2003, CEMEX adopted Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and rescission of FASB Interpretation 34, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at origination of a guarantee, a liability for the fair value of the obligation undertaken. As of December 31, 2005 and 2006, CEMEX has not guaranteed any third parties' obligations; however, with respect to the electricity supply long-term contract discussed in note 21D, CEMEX may also be required to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to purchase the energy and pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. For the years ended December 31, 2004, 2005 and 2006, for accounting purposes under Mexican FRS and U.S. GAAP, CEMEX has considered this agreement as a long-term energy supply agreement and no liability has been created, based on the contingent characteristics of CEMEX's obligation and given that, absent a default under the agreement, CEMEX's obligations are limited to the purchase of energy from, and the supply of fuel to, the plant.

In connection with the alliance with Ready Mix USA, as mentioned in note 11A, beginning on July 1, 2008 and expiring 25 years from July 1, 2005, the venture partner has an option to require CEMEX to purchase its interest in the joint ventures. At December 31, 2005 and 2006, CEMEX did not assign a value to the Ready Mix USA put option under both Mexican FRS and U.S. GAAP, as CEMEX's obligations, if put option were exercised, are not above the current market multiples established in the agreements.

VARIABLE INTEREST ENTITIES

Effective March 15, 2004, CEMEX adopted Interpretation 46R (revised December
2003), Consolidation of Variable Interest Entities, an interpretation of ARB 51 ("FIN 46R"). The interpretation addresses the consolidation of variable interest entities ("VIEs"), which are defined in FIN 46R as those that have one or more of the following characteristics: (i) entities in which the equity investment at risk is not sufficient to finance their operations without requiring additional subordinated financing support provided by any parties, including the equity holders; and (ii) the equity investors lack one or more of the following attributes: a) the ability to make decisions about the entity's activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity, and c) the right to receive the expected residual returns of the entity. Among others, entities that are deemed to be a business according to FIN 46R, including operating joint ventures, need not be evaluated to determine if they are VIEs under FIN 46R.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


Variable interests, among other factors, may be represented by operating losses, debt, contingent obligations or residual risks and may be assumed by means of loans, guarantees, management contracts, leasing, put options, derivatives, etc. A primary beneficiary is the entity that assumes the variable interests of a VIE, or the majority of them in the case of partnerships, directly or jointly with related parties, and is the entity that should consolidate the VIE. FIN 46R applies to financial statements for periods ending after March 15, 2004. In connection with the long-term energy supply agreement discussed in the paragraph above, after analysis of the provisions of the agreements, CEMEX considers that such partnership is not a VIE under the scope of the interpretation, and, therefore, as of and for the years ended December 31, 2005 and 2006, CEMEX has not consolidated any assets, liabilities or operating results of such partnership.

(Q)  NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS UNDER U.S. GAAP

o In March 2006, the FASB issued SFAS 156, Accounting for Servicing of Financial Assets an amendment of FASB Statement No.140 ("SFAS 156"). This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. CEMEX is required to adopt SFAS 156 beginning on January 1, 2007. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of SFAS 156. CEMEX is currently evaluating the impact of adopting SFAS 156 on its results of operations and financial position under U.S. GAAP.

o In September 2006, the FASB issued SFAS 157, Fair Value Measurement ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS 157 does not require any new fair value measures. SFAS 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. CEMEX is required to adopt SFAS 157 beginning on January 1, 2008. SFAS 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. CEMEX is currently evaluating the impact of adopting SFAS 157 on its results of operations and financial position under U.S. GAAP.

o In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in-advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15, 2006. The provisions of the Staff Position are consistent with CEMEX's current policies and CEMEX does not anticipate that the adoption of the provisions of this guidance will have a material impact on its results of operations and financial position under U.S. GAAP.

o In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for CEMEX on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. CEMEX is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position under U.S. GAAP.

(R)  RECENT DEVELOPMENTS

On January 22, 2007, in connection with the antitrust proceeding against CEMEX Polska described in note 22B, CEMEX Polska filed its response to the notification, stating it denies firmly that it has reportedly committed a practice listed by the Protection Office in the notification. Cemex Polska has also included in the response various formal comments and objections gathered during the proceeding and facts supporting its position and proving that its activities were in line with competition law. CEMEX Polska could face up to Polish Zlotych 78.9 million (approximately U.S.$27.6 million) in fines. CEMEX believes, at this stage, there are no justified factual grounds to expect fines to be imposed on CEMEX Polska.

On February 6, 2007, by means of a Special Purpose Vehicle or "SPV", CEMEX issued perpetual debentures for an aggregate amount of U.S.$750. These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. The instrument includes an option that allows the issuer to redeem the debentures at the end of the eighth anniversary. The SPV has the unilateral right to indefinitely defer the payment of interest due on the debentures. The debentures for U.S.$750 bear interest at the annual rate of 6.640%. The SPV, which was established solely for purposes of issuing the perpetual debentures, is included in CEMEX's consolidated financial statements. Under Mexican FRS, these debentures qualify as equity instruments and are classified within minority interest as they were issued by consolidated entities. Interest due on the debentures is recognized within "Other capital reserves". Under U.S. GAAP, perpetual debentures are recognized as debt and interest payments are included as financing expense in the income statement.

In connection with the lawsuit filed in the District Court in Dusseldorf On August 5, 2005 by CDC, described in nothe 22C, on February 21, 2007, the District Court On February 21, 2007, the District Court of Dusseldorf decided to allow this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants have appealed. As of March 31, 2007, CEMEX had accrued liabilities regarding this matter for a total amount of approximately (euro)20 million.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


In connection with the Mexican tax assessments described in note 22B, on April 3, 2007, the Mexican tax authority began a tax amnesty program for the total or partial remission of tax credits accrued before 2005. This program would apply to all fiscal credits of all the companies in the group currently in dispute. The applications may be submitted before December 31, 2007. The company is currently considering the convenience of joining this program.

In connection with the public offer launched on November 2006 to acquire all of the outstanding shares of Rinker, on April 9, 2007, CEMEX announced that it had reached an agreement with Rinker under which it would raise its offer to U.S.$15.85 per share in cash, an increase of 22% from CEMEX's original offer, and that Rinker's Board of Directors had unanimously agreed to recommend to its stockholders that they accept the offer at this price, in the absence of a superior proposal. The offer was described as CEMEX's best and final offer, in the absence of a superior proposal. CEMEX also announced that it would declare the offer to be unconditional if CEMEX's aggregate interest in Rinker exceeded 50% on or before June 8, 2007; thereby, waiving the 90% minimum acceptance condition established in the initial offer. CEMEX extended the offer until June 8, 2007 and subsequently extended until June 22, 2007. On June 7, 2007, CEMEX's offer to acquire all outstanding shares of Rinker became unconditional.

On April 21, 2007, in connection with the civil action notified to one of CEMEX's subsidiaries in Puerto Rico of approximately U.S.$21 (Ps227), derived from injuries caused to two individuals by a truck owned by the Puerto Rican subsidiary, the First Instance Court for the Commonwealth of Puerto Rico issued a summons seeking damages in the amount of approximately U.S.$40.

On April 26, 2007, the annual ordinary stockholders' meeting approved: (i) a reserve for share repurchases of to Ps6,000 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps7,889 (nominal amount), issuing shares as a stock dividend for up to 1,440 million shares equivalent to up 480 million CPOs, based on a price of approximately Ps32.75 per CPO; or instead, stockholders could have chosen to receive U.S.$0.0745 in cash for each CPO or Ps0.803654 per CPO, based on the Peso/Dollar exchange rate in effect for May 31, 2007 of Ps10.7873 to U.S.$1.00; and (iii) the cancellation of the corresponding shares held in the CEMEX's treasury.

On April 30, 2007, in connection with a lawsuit filed by the union of employees in CEMEX's Egyptian subsidiary claiming 10% employees profit sharing for the fiscal years 2004 and 2005 in the amount of approximately U.S.$12, the parties submitted their defenses and the court postponed the case until the hearing scheduled for June 25, 2007 for the court to render its decision.

On May 4, 2007, by means of a Special Purpose Vehicle or "SPV", CEMEX issued perpetual debentures for an aggregate amount of (euro)730 (approximately U.S.$981 based on the Euro/Dollar exchange rate in effect for May 31, 2007 of
(euro)0.7445 to U.S.$1.00), which do not have fixed maturity date and do not represent a contractual payment obligation for CEMEX. The instrument includes an option that allows the issuer to redeem the debentures at the end of the tenth anniversary. The SPV has the unilateral right to indefinitely defer the payment of interest due on the debentures. The debentures for (euro)730 bear interest at an annual rate of 6.277%. The SPV, which was established solely for purposes of issuing the perpetual debentures, is included in CEMEX's consolidated financial statements. Under Mexican FRS, these perpetual debentures qualify as equity instruments and are classified within minority interest as they were issued by consolidated entities. Interest due on the debentures is recognized within "Other capital reserves". Under U.S. GAAP, perpetual debentures are recognized as debt and interest payments are included as financing expense.

(S)  GUARANTEED DEBT

In June 2000, CEMEX concluded the issuance of U.S.$200 aggregate principal amount of 9.625% Exchange Notes due 2009 in a registered public offering in the United States of America in exchange for U.S.$200 aggregate principal amount of its then outstanding 9.625% Notes due 2009. The Exchange Notes are fully and unconditionally guaranteed, on a joint and several basis, as to payment of principal and interest by two of CEMEX's Mexican subsidiaries: CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico") and Empresas Tolteca de Mexico, S.A. de C.V. ("ETM") (note 3C). These two companies, together with their subsidiaries, account for substantially all of the revenues and operating income of CEMEX's Mexican operations. At December 31, 2005 and 2006, approximately U.S.$62 aggregate principal amount of the 9.625% Exchange Notes due 2009 remained outstanding after the public purchase offer made by CEMEX during 2004. As of December 31, 2004, 2005 and 2006, CEMEX owned a 100% equity interest in CEMEX Mexico, and CEMEX Mexico owned a 100% equity interest in ETM as of the same dates.

As of December 31, 2005 and 2006, indebtedness of CEMEX in an aggregate amount of U.S.$3,780 (Ps40,824) and U.S.$3,725 (Ps40,230), respectively, is fully and unconditionally guaranteed, on a joint and several basis, by CEMEX Mexico and ETM.

For purposes of the accompanying condensed consolidated balance sheets, income statements and statements of changes in financial position under Mexican FRS, the first column, "CEMEX," corresponds to the parent company issuer, which has no material operations other than its investments in subsidiaries and affiliated companies. The second column, "Combined guarantors", represents the combined amounts of CEMEX Mexico and ETM on a Parent Company-only basis, after adjustments and eliminations relating to their combination. The third column, "Combined non-guarantors", represents the amounts of CEMEX's international subsidiaries, CEMEX Mexico and ETM non-Guarantor subsidiaries, and other immaterial Mexican non-guarantor subsidiaries of CEMEX. The fourth column, "Adjustments and eliminations", includes all the amounts resulting from consolidation of CEMEX, the Guarantors and the non-guarantor subsidiaries, as well as the corresponding constant pesos adjustment as of December 31, 2006, for the years ended December 31, 2004 and 2005 described below. The fifth column, "CEMEX consolidated", represents CEMEX's consolidated amounts as reported in the consolidated financial statements. The amounts presented under the line item "investments in associates" for both the balance sheet and the income statement are accounted for by the equity method.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


As mentioned in note 3B, under Mexican FRS, the financial statements of those entities with foreign consolidated subsidiaries should be presented in constant pesos as of the latest balance sheet presented, considering the inflation of each country in which the entity operates, as well as the changes in the exchange rate between the functional currency of each country vis-a-vis the reporting currency (in this case, the Mexican peso). As a result of the aforementioned, for comparability purposes the condensed financial information of CEMEX, the "Combined Guarantors" and the "Combined non-guarantors" amounts have been adjusted to reflect constant pesos as of December 31, 2006, using the Mexican inflation index. Therefore, the corresponding inflation adjustment derived from the application of the weighted average inflation factor in the consolidated amounts is presented within the "Adjustments and eliminations" column. The condensed consolidated financial information is as follows:

CONDENSED CONSOLIDATED BALANCE SHEETS:

                                                                    COMBINED    COMBINED NON-  ADJUSTMENTS AND   CEMEX
                AS OF DECEMBER 31, 2005                   CEMEX    GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
-------------------------------------------------      ---------------------------------------------------------------------
Current assets..............................     Ps        1,311       7,955      107,066      (68,091)       48,241
Investment in associates....................             143,371     160,166       47,384     (341,193)        9,728
Other non-current accounts receivable.......              24,445       7,358       15,959      (39,438)        8,324
Property, machinery and equipment, net......               1,940      30,445      139,545        8,012       179,942
Goodwill, intangible assets and deferred charges           3,248       6,801       57,599       (4,017)       63,631
                                                       ----------  ---------- ------------  ------------ ------------
   Total assets.............................             174,315     212,725      367,553     (444,727)      309,866
                                                       ----------  ---------- ------------  ------------ ------------
Current liabilities.........................               7,557      49,243       36,453      (45,624)       47,629
Long-term debt..............................              52,484          68       54,608      (11,216)       95,944
Other non-current liabilities...............                 517      21,370       47,979      (23,449)       46,417
                                                       ----------  ---------- ------------  ------------ ------------
   Total liabilities........................              60,558      70,681      139,040      (80,289)      189,990
                                                       ----------  ---------- ------------  ------------ ------------
Majority interest stockholders' equity......             113,757     142,044      175,941     (317,985)      113,757
   Minority interest........................            -           -              52,572      (46,453)        6,119
                                                       ----------  ---------- ------------  ------------ ------------
Stockholders' equity under Mexican FRS......             113,757     142,044      228,513     (364,438)      119,876
                                                       ----------  ---------- ------------  ------------ ------------
Total liabilities and stockholders' equity..     Ps      174,315     212,725      367,553     (444,727)      309,866
                                                       ----------  ---------- ------------  ------------ ------------


                                                                   COMBINED    COMBINED NON-  ADJUSTMENTS AND   CEMEX
                AS OF DECEMBER 31, 2006                  CEMEX    GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
-------------------------------------------------      ---------------------------------------------------------------------
Current assets..............................     Ps       7,192       17,251      134,926    (103,631)        55,738
Investment in associates....................            172,279      191,525       52,761    (408,911)         7,654
Other non-current accounts receivable.......              3,054        7,556       27,796     (28,839)         9,567
Property, machinery and equipment, net......              1,935       31,336      152,520         (77)       185,714
Goodwill, intangible assets and deferred charges          4,341        6,689       53,891         104         65,025
                                                       ---------   ---------- ------------  -----------  ------------
  Total assets..............................            188,801      254,357      421,894    (541,354)       323,698
                                                       ---------   ---------- ------------  -----------  ------------
Current liabilities.........................              5,842       71,974       53,893     (83,793)        47,916
Long-term debt..............................             43,006           21       51,805     (26,905)        67,927
Other non-current liabilities...............              1,075       19,060       39,293     (11,182)        48,246
                                                       ---------   ---------- ------------  -----------  ------------
  Total liabilities.........................             49,923       91,055      144,991    (121,880)       164,089
                                                       ---------   ---------- ------------  -----------  ------------
Majority interest stockholders' equity......            138,878      163,302      217,369    (380,671)       138,878
  Minority interest.........................           -           -               59,534     (38,803)        20,731
                                                       ---------   ---------- ------------  -----------  ------------
Stockholders' equity under Mexican FRS......            138,878      163,302      276,903    (419,474)       159,609
                                                       ---------   ---------- ------------  -----------  ------------
Total liabilities and stockholders' equity..     Ps     188,801      254,357      421,894    (541,354)       323,698
                                                       ---------   ---------- ------------  -----------  ------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


CONDENSED CONSOLIDATED INCOME STATEMENTS:

                                                                  COMBINED    COMBINED NON-  ADJUSTMENTS AND   CEMEX
 FOR THE YEAR ENDED DECEMBER 31, 2004                   CEMEX    GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
-------------------------------------------------      ---------------------------------------------------------------------
Revenues.....................................     Ps      1,016       28,704      75,263      (10,068)       94,915
Operating income.............................               975        3,933       4,720       11,939        21,567
Net comprehensive financing result...........             1,314          529       7,100       (7,391)        1,552
Other income (expense), net..................            (1,257)        (498)      6,294      (10,174)       (5,635)
Income taxes, net............................               326          380      (1,264)      (1,925)       (2,483)
Equity in income of associates...............            13,866       15,322       3,245      (31,966)          467
                                                       ----------  -----------------------  -----------  ------------
Consolidated net income......................            15,224       19,666      20,095      (39,517)       15,468
   Minority interest.........................            -           -             3,468       (3,224)          244
                                                       ----------  -----------------------  -----------  ------------
Majority interest net income.................     Ps     15,224       19,666      16,627      (36,293)       15,224
                                                       ----------  -----------------------  -----------  ------------



                                                                  COMBINED    COMBINED NON-  ADJUSTMENTS AND   CEMEX
 FOR THE YEAR ENDED DECEMBER 31, 2005                   CEMEX    GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
-------------------------------------------------      ---------------------------------------------------------------------
Revenues.....................................     Ps      1,038       28,516  154,401          (6,570)   177,385
Operating income.............................               978        3,915   13,497          10,401     28,791
Net comprehensive financing result...........            (2,114)        (513)  10,450          (4,987)     2,836
Other income (expense), net..................              (799)        (458)   6,067          (8,486)    (3,676)
Income taxes, net............................               661          502   (3,616)         (1,422)    (3,875)
Equity in income of associates...............            25,724       27,326    6,898         (58,936)     1,012
                                                       ----------  -----------------------  -----------  ------------
Consolidated net income......................            24,450       30,772   33,296         (63,430)    25,088
  Minority interest..........................            -           -          7,069          (6,431)       638
                                                       ----------  -----------------------  -----------  ------------
Majority interest net income.................     Ps     24,450       30,772   26,227         (56,999)    24,450
                                                       ----------  -----------------------  -----------  ------------



                                                                  COMBINED    COMBINED NON-  ADJUSTMENTS AND   CEMEX
 FOR THE YEAR ENDED DECEMBER 31, 2006                   CEMEX    GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
-------------------------------------------------      ---------------------------------------------------------------------
Revenues.....................................     Ps      1,196       31,054  175,773         (10,930)   197,093
Operating income.............................             1,163        3,855   16,120          10,676     31,814
Net comprehensive financing result...........            (2,643)     (13,595)  14,888             884       (466)
Other income (expense), net..................              (829)        (485)   9,581          (8,636)      (369)
Income taxes, net............................             3,328          (44)    (5,424)       (3,280)    (5,420)
Equity in income of associates...............            24,663       33,345    6,971         (63,665)     1,314
                                                       ----------  -----------------------  -----------  ------------
Consolidated net income......................            25,682       23,076   42,136         (64,021)    26,873
   Minority interest.........................            -           -          7,696          (6,505)     1,191
                                                       ----------  -----------------------  -----------  ------------
Majority interest net income.................     Ps     25,682       23,076   34,440         (57,516)    25,682
                                                       ----------  -----------------------  -----------  ------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006


CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION:

                                                                                           Adjustments
                                                                  Combined     Combined        and          CEMEX
      For the year ended December 31, 2006         CEMEX         guarantors  non-guarantors eliminations consolidated
----------------------------------------------     -------------------------------------------------------------------
OPERATING ACTIVITIES:
Majority interest net income.................. Ps      15,224       19,666       16,627     (36,293)      15,224
Adjustments to reconcile net income to resources
  provided by operating activities............        (12,361)     (14,009)      14,687      24,675       12,992
                                                   ---------------------------------------------------------------
   Resources provided by operations...........          2,863        5,657       31,314      (11,618)     28,216
Net change in working capital.................           (924)      12,198      (10,050)      (3,702)    (2,478)
                                                   ---------------------------------------------------------------
  Net resources provided by (used in) operating
  activities                                            1,939       17,855       21,264     (15,320)      25,738
FINANCING ACTIVITIES:
Proceeds from debt (repayments), net, excluding
  the effects of business acquisitions............     (1,635)          63       (2,788)        106       (4,254)
Liquidation of appreciation warrants..........         (1,129)          -            -           -        (1,129)
Dividends paid................................         (4,516)          -          (304)        304       (4,516)
Issuance of common stock......................          4,528           -            -           -         4,528
Issuance (repurchase) of equity instruments by
subsidiaries                                               -            -        (2,805)      1,978         (827)
Other financing activities, net...............           (578)     (15,342)       5,114       9,120       (1,686)
                                                   ---------------------------------------------------------------
   Resources used in financing activities.....         (3,330)     (15,279)        (783)     11,508       (7,884)
INVESTING ACTIVITIES:
Property, machinery and equipment, net........            -           (698)      (4,485)        128       (5,055)
Acquisition of subsidiaries and associates....         (1,566)      (1,462)      (9,587)      4,007       (8,608)
Minority interest.............................            -             -        (1,567)         39       (1,528)
Deferred charges and others...................          2,946          (79)      (1,945)     (3,236)      (2,314)
                                                   ---------------------------------------------------------------
  Resources provided by (used in) investing
   activities                                           1,380       (2,239)     (17,584)        938      (17,505)
   Change in cash and investments.............            (11)         337        2,897      (2,874)         349
   Cash and investments initial balance.......            123        1,796       12,940     (11,221)       3,638
                                                   ------------  -----------  ----------- -----------  -----------
   Cash and investments ending balance........Ps          112        2,133       15,837     (14,095)       3,987
                                                   ------------  -----------  ----------- -----------  -----------


                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     AS OF DECEMBER 31, 2004, 2005 AND 2006
          ((Millions of constant Mexican pesos as of December 31, 2006

                                                                                           Adjustments
                                                                  Combined     Combined        and          CEMEX
      For the year ended December 31, 2006         CEMEX         guarantors  non-guarantors eliminations consolidated
----------------------------------------------     -------------------------------------------------------------------
OPERATING ACTIVITIES:
Majority interest net income.................. Ps      24,450       30,772       26,227     (56,999)      24,450
Adjustments to reconcile net income to resources
   provided by operating activities...........        (24,524)     (26,011)      26,468      39,917       15,850
                                                   ---------------------------------------------------------------
   Resources provided by operations...........           (74)        4,761       52,695     (17,082)      40,300
Net change in working capital.................         (6,146)      20,957      (28,116)     12,919         (386)
                                                   ---------------------------------------------------------------
  Net resources provided by (used in) operating
  activities                                           (6,220)      25,718       24,579      (4,163)      39,914
FINANCING ACTIVITIES:
Proceeds from debt (repayments), net, excluding
   the effects of business acquisitions............    10,804           62        4,556        (804)      14,618
Dividends paid................................         (5,302)            -          -          -         (5,302)
Issuance of common stock......................          4,741        9,459       (9,459)        -          4,741
Other financing activities, net...............           (949)     (15,822)       5,103       5,255       (6,413)
                                                   ---------------------------------------------------------------
  Resources provided by (used in) financing
  activities                                            9,294       (6,301)         200       4,451        7,644
INVESTING ACTIVITIES:
Property, machinery and equipment, net........             -        (1,113)      (1,236)     (6,744)      (9,093)
Acquisition of subsidiaries and associates....        (10,340)     (17,431)     (21,126)      3,969      (44,928)
Minority interest                                          -         -             (161)         (8)        (169)
Deferred charges and others...................          7,154         (142)       6,350      (3,754)       9,608
                                                   ---------------------------------------------------------------
   Resources used in investing activities.....         (3,186)     (18,686)     (16,173)     (6,537)     (44,582)
   Change in cash and investments.............           (112)         731        8,606      (6,249)       2,976
   Cash and investments initial balance.......            112        2,133       15,837     (14,095)       3,987
                                                   ------------  -----------  ----------- -----------  -----------
   Cash and investments ending balance........Ps           -         2,864       24,443     (20,344)       6,963
                                                   ------------  -----------  ----------- -----------  -----------


                    CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
         Notes to the Consolidated Financial Statements -- (Continued)
              As of December 31, 2004, 2005 and 2006 (Millions of
                constant Mexican pesos as of December 31, 2006)

                                                                                           Adjustments
                                                                  Combined     Combined        and          CEMEX
      For the year ended December 31, 2006         CEMEX         guarantors  non-guarantors eliminations consolidated
----------------------------------------------     -------------------------------------------------------------------
Operating activities:
Majority interest net income..................Ps       25,682       23,076       34,440     (57,516)      25,682
Adjustments to reconcile net income to
  resources provided
  by operating activities.....................        (25,806)     (31,890)      31,083      42,015       15,402
                                                   -------------------------------------------------------------------
   Resources provided by operations...........           (124)      (8,814)      65,523     (15,501)      41,084
Net change in working capital.................         (5,316)      30,219      (29,047)      7,171        3,027
                                                   -------------------------------------------------------------------
  Net resources provided by (used in)
    operating activities                               (5,440)      21,405       36,476      (8,330)      44,111
Financing activities:
Proceeds from debt (repayments), net,
  excluding the effects of business                                                            -
  acquisitions..............................           (4,025)         (75)     (24,699)                 (28,799)
                                                                                               -
Decrease of treasury shares owned by
  subsidiaries                                           -           -            1,781                    1,781
Dividends paid................................         (5,740)       -            -            -          (5,740)
Issuance of common stock......................          5,747        -            -            -           5,747
Issuance (repurchase) of equity
  instruments by subsidiaries                            -           -           13,500        -          13,500
Other financing activities, net...............            558      (10,368)      50,612     (39,208)       1,594
                                                   -------------------------------------------------------------------
  Resources provided by (used in)
    financing activities                               (3,460)     (10,443)      41,194     (39,208)     (11,917)
Investing activities:
Property, machinery and equipment, net........           -          (1,772)     (13,042)       -         (14,814)
Disposal (acquisition) of subsidiaries
    and associates                                     (4,813)      (6,798)       7,838       6,500        2,727
Minority interest.............................           -            -             (79)       -             (79)
Deferred charges and others...................         13,713         (239)     (55,831)     32,417       (9,940)
                                                   -------------------------------------------------------------------
  Resources provided by (used in)
    investing activities                                8,900       (8,809)     (61,114)     38,917      (22,106)
   Change in cash and investments.............           -           2,153       16,556      (8,621)      10,088
   Cash and investments initial balance.......           -           2,864       24,443     (20,344)       6,963
                                                   ----------- ------------- ----------  ------------ ----------------
   Cash and investments ending balance........Ps         -           5,017       40,999     (28,965)      17,051
                                                   ----------- ------------- ----------  ------------ ----------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
         Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

The tables below present consolidated balance sheets as of December 31, 2005 and 2006, and income statements and statements of changes in financial position for each of the three-year periods ended December 31, 2006 for the Guarantors. Such information presents in separate columns each individual Guarantor on a Parent Company-only basis, consolidation adjustments and eliminations, and the combined Guarantors. All significant intercompany balances and transactions between the Guarantors have been eliminated in the "Combined guarantors" column.

The amounts presented in the column "Combined guarantors" are readily comparable with the information of the Guarantors included in the condensed consolidated financial information. As previously described, amounts presented under the line item "Investments in associates", for both the balance sheets and income statements, include the net investment in associates accounted for by the equity method. In addition, the Guarantors' reconciliation of net income and stockholders' equity to U.S. GAAP are presented below:

Guarantors' Combined Balance Sheets:

            December 31, 2005                                                  Guarantors
                                                        -------------------------------------------------------
                                                                                    Adjustments
                                                          CEMEX                        and          Combined
                 Assets                                   Mexico          ETM       eliminations    guarantors
                                                        ------------  ------------  ------------   ------------
Current Assets
Cash and temporary investments........................Ps       869         1,995             -          2,864
Trade accounts receivable, net........................         273             -             -            273
Other receivables and other current assets............         709           590          (107)         1,192
Related parties receivables...........................       2,099         8,371        (8,371)         2,099
Inventories...........................................       1,527             -             -          1,527
                                                        ------------  ------------  ------------   ------------
   Total current assets...............................       5,477        10,956        (8,478)         7,955
                                                        ------------  ------------  ------------   ------------
Other Investments
Investments in subsidiaries and associates............     181,031        36,429       (57,294)       160,166
Long-term related parties receivables.................      14,937        27,633       (35,703)         6,867
Other investments.....................................         470            21             -            491
                                                        ------------  ------------  ------------   ------------
   Total other investments............................     196,438        64,083       (92,997)       167,524
Property, machinery and equipment, net................      30,445             -             -         30,445
Intangible assets and deferred charges................       2,191         4,610             -          6,801
                                                        ------------  ------------  ------------   ------------
   Total Assets.......................................Ps   234,551        79,649      (101,475)       212,725
                                                        ------------  ------------  ------------   ------------
        Liabilities and Stockholders' Equity
Current Liabilities
Current maturities of long-term debt..................Ps        75             -             -             75
Trade accounts payable................................       1,016             -             -          1,016
Other accounts payable and accrued expenses...........       1,601           305          (107)         1,799
Related parties payables..............................      54,724             -        (8,371)        46,353
                                                        ------------  ------------  ------------   ------------
   Total current liabilities..........................      57,416           305        (8,478)        49,243
                                                        ------------  ------------  ------------   ------------
Total long-term debt..................................          68             -             -             68
                                                        ------------  ------------  ------------   ------------
Other Noncurrent Liabilities
Deferred income taxes.................................       6,957           284             -          7,241
Others................................................         433             -             -            433
Long-term related parties payables....................      27,633        21,766       (35,703)        13,696
                                                        ------------  ------------  ------------   ------------
   Total other noncurrent liabilities.................      35,023        22,050       (35,703)        21,370
                                                        ------------  ------------  ------------   ------------
   Total Liabilities..................................      92,507        22,355       (44,181)        70,681
                                                        ------------  ------------  ------------   ------------
Stockholders' equity..................................     111,272        51,411       (51,411)       111,272
Net income............................................      30,772         5,883        (5,883)        30,772
                                                        ------------  ------------  ------------   ------------
   Total stockholders' equity.........................     142,044        57,294       (57,294)       142,044
                                                        ------------  ------------  ------------   ------------
   Total Liabilities and Stockholders' Equity.........Ps   234,551        79,649      (101,475)       212,725
                                                        ------------  ------------  ------------   ------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

Guarantors' Combined Balance Sheets:

            December 31, 2006                                             Guarantors
                                                   -------------------------------------------------------
                                                                              Adjustments
                                                     CEMEX                        and          Combined
                 Assets                              Mexico          ETM       eliminations    guarantors
                                                   ------------  ------------  ------------   ------------
Current Assets
Cash and temporary investments...................Ps       2,731         2,286             -          5,017
Trade accounts receivable, net...................           283             -             -            283
Other receivables and other current assets.......         1,212           816        (1,079)           949
Related parties receivables......................         8,985         3,702        (3,702)         8,985
Inventories......................................         1,730             -             -          1,730
Other current assets.............................           287             -             -            287
                                                   -------------------------------------------------------
    Total current assets.........................        15,228         6,804        (4,781)        17,251
                                                   -------------------------------------------------------
Other Investments
Investments in subsidiaries and associates.......       212,334        41,185       (61,994)       191,525
Long-term related parties receivables............         7,104        10,281       (10,281)         7,104
Other investments................................           419            33             -            452
                                                   -------------------------------------------------------
    Total other investments......................       219,857        51,499       (72,275)       199,081
Property, machinery and equipment, net...........        31,336             -             -         31,336
Intangible assets and deferred charges...........         2,079         4,610             -         6,689
                                                   -------------------------------------------------------
    Total Assets.................................Ps     268,500        62,913       (77,056)       254,357
                                                   -------------------------------------------------------
    Liabilities and Stockholders' Equity
Current Liabilities
Current maturities of long-term debt.............            47             -             -             47
Trade accounts payable...........................         1,516             -             -          1,516
Other accounts payable and accrued expenses......         1,368           554        (1,079)           843
Related parties payables.........................        73,270             -        (3,702)        69,568
                                                   -------------------------------------------------------
    Total current liabilities....................        76,201           554        (4,781)        71,974
                                                   -------------------------------------------------------
Total long-term debt.............................            21             -             -             21
                                                   -------------------------------------------------------
Other Noncurrent Liabilities
Deferred income taxes............................         6,880           365             -          7,245
Others...........................................           404             -             -             404
Long-term related parties payables...............        21,692             -       (10,281)        11,411
                                                   -------------------------------------------------------
    Total other noncurrent liabilities...........        28,976           365       (10,281)        19,060
                                                   -------------------------------------------------------
    Total Liabilities............................       105,198           919       (15,062)        91,055
                                                   -------------------------------------------------------
Stockholders' equity.............................       140,226        56,942       (56,942)       140,226
Net income.......................................        23,076         5,052        (5,052)        23,076
                                                   -------------------------------------------------------
    Total stockholders' equity...................       163,302        61,994       (61,994)       163,302
                                                   -------------------------------------------------------
    Total Liabilities and Stockholders' Equity...Ps     268,500        62,913       (77,056)       254,357
                                                   -------------------------------------------------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
         Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)


Guarantors' Combined Income Statements:

                                                                          Guarantors
                                                   -------------------------------------------------------
                                                                               Adjustments
                                                      CEMEX                        and          Combined
   For the year ended December 31, 2004               Mexico         ETM       eliminations    guarantors
                                                   ------------  ------------  ------------   ------------
Net sales......................................  Ps      28,704             -             -       28,704
Cost of sales..................................         (10,670)            -             -      (10,670)
                                                   -------------------------------------------------------
     Gross profit..............................          18,034             -             -       18,034
     Total operating expenses..................         (14,101)            -             -      (14,101)
                                                   -------------------------------------------------------
        Operating income.......................           3,933             -             -        3,933
                                                   -------------------------------------------------------
        Net comprehensive financing result.....              19           510             -          529
                                                   -------------------------------------------------------
Other income (expense), net....................           (437)           (61)            -         (498)
                                                   -------------------------------------------------------
Income before IT, BAT, ESPS and equity in
  associates...................................           3,515           449             -        3,964
                                                   -------------------------------------------------------
     Total IT, BAT and ESPS....................             787          (407)            -          380
                                                   -------------------------------------------------------
     Income before equity in income of
       associates..............................           4,302            42             -        4,344
        Equity in income of associates.........           5,364           378          (420)      15,322
                                                   -------------------------------------------------------
     Net income................................  Ps      19,666           420          (420)      19,666
                                                   -------------------------------------------------------

                                                                          Guarantors
                                                   -------------------------------------------------------
                                                                               Adjustments
                                                     CEMEX                        and          Combined
   For the year ended December 31, 2005              Mexico          ETM       eliminations    guarantors
                                                   ------------  ------------  ------------   ------------
Net sales......................................  Ps      28,516            -             -         28,516
Cost of sales..................................         (10,978)           -             -        (10,978)
                                                   ------------------------------------------------------
     Gross profit..............................          17,538            -             -         17,538
     Total operating expenses..................         (13,623)           -             _        (13,623)
                                                   ------------------------------------------------------
        Operating income.......................           3,915            -             -          3,915
                                                   ------------------------------------------------------
        Net comprehensive financing result.....          (2,204)        1,691            -           (513)
                                                   ------------------------------------------------------
Other income (expense), net....................            (278)         (180)           -           (458)
                                                   ------------------------------------------------------
Income before IT, BAT, ESPS and equity in
  associates...................................           1,433         1,511            -          2,944
                                                   ------------------------------------------------------
     Total IT, BAT and ESPS....................             706          (204)           -            502
                                                   ------------------------------------------------------
     Income before equity in income of
       associates..............................           2,139         1,307            -          3,446
        Equity in income of associates.........          28,633         4,576       (5,883)        27,326
                                                   ------------------------------------------------------
     Net income................................  Ps      30,772         5,883       (5,883)        30,772
                                                   ------------------------------------------------------

                                                                          Guarantors
                                                   -------------------------------------------------------
                                                                               Adjustments
                                                     CEMEX                        and          Combined
   For the year ended December 31, 2006              Mexico          ETM       eliminations    guarantors
                                                   ------------  ------------  ------------   ------------
Net sales......................................  Ps      31,054             -             -        31,054
Cost of sales..................................         (12,575)            -             -       (12,575)
                                                   ------------------------------------------------------
     Gross profit..............................          18,479             -             -        18,479
     Total operating expenses..................         (14,624)            -             -       (14,624)
                                                   ------------------------------------------------------
        Operating income.......................           3,855             -             -         3,855
                                                   ------------------------------------------------------
        Net comprehensive financing result.....         (13,998)          403             -       (13,595)
                                                   ------------------------------------------------------
Other income (expense), net......................          (471)          (14)            -          (485)
                                                   ------------------------------------------------------
Income before IT, BAT, ESPS and equity in
  associates...................................         (10,614)          389             -       (10,225)
                                                   ------------------------------------------------------
     Total IT, BAT and ESPS....................             303          (347)            -           (44)
                                                   ------------------------------------------------------
     Income before equity in income of
       associates..............................         (10,311)           42             -       (10,269)
        Equity in income of associates.........          33,387         5,010        (5,052)       33,345
                                                   ------------------------------------------------------
     Net income................................  Ps      23,076         5,052        (5,052)       23,076
                                                   ------------------------------------------------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
         Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)


Guarantors' Combined Statements of Changes in Financial Position:

                                                                          Guarantors
                                                     -------------------------------------------------------
                                                                                 Adjustments
                                                        CEMEX                        and          Combined
   For the year ended December 31, 2004                 Mexico         ETM       eliminations    guarantors
                                                     ------------  ------------  ------------   ------------
Operating activities
Net income                                         Ps      19,666           420          (420)        19,666
Adjustments to reconcile to resources
  provided by operating activities                        (14,129)         (300)          420        (14,009)
                                                     ------------  ------------  ------------   ------------
Resources provided by operating activities.........         5,537           120             -          5,657
    Net change in working capital..................         8,772         3,310           116         12,198
                                                     ------------  ------------  ------------   ------------
    Net resources provided by operating
      activities...................................        14,309         3,430           116         17,855
                                                     ------------  ------------  ------------   ------------
Financing activities
Bank loans and notes payable, net..................            63             -             -            63
Long-term related parties receivables and
  payables, net....................................       (13,190)       23,812       (26,012)       (15,390)
Other noncurrent assets and liabilities, net.......            48             -             -             48
                                                     ------------  ------------  ------------   ------------
Resources used in financing activities.............       (13,079)       23,812       (26,012)       (15,279)
                                                     ------------  ------------  ------------   ------------
Investing activities
Property, plant and equipment, net.................          (698)            -             -           (698)
Investments in subsidiaries and associates.........          (470)      (26,888)       25,896         (1,462)
Deferred charges...................................          (190)          (40)            -           (230)
Other investments..................................           151             -             -            151
                                                     ------------  ------------  ------------   ------------
    Resources used in investing activities.........        (1,207)      (26,928)       25,896         (2,239)
                                                     ------------  ------------  ------------   ------------
    Change in cash and investments.................            23           314             -            337
    Cash and investments initial balance...........           868           928             -          1,796
                                                     ------------  ------------  ------------   ------------
    Cash and investments ending balance............Ps         891         1,242             -          2,133
                                                     ------------  ------------  ------------   ------------

                                                                          Guarantors
                                                   -------------------------------------------------------
                                                                                 Adjustments
                                                       CEMEX                        and          Combined
   For the year ended December 31, 2005                Mexico         ETM        eliminations    guarantors
                                                     ------------  ------------  ------------   ------------
Operating activities
Net income........................................ Ps      30,772         5,883        (5,883)        30,772
Adjustments to reconcile to resources
  provided by operating activities ...............        (27,523)       (4,371)        5,883        (26,011)
                                                     ------------  ------------  ------------   ------------
Resources provided by operating activities........          3,249         1,512             -          4,761
    Net change in working capital.................         27,366            57        (6,466)        20,957
                                                     ------------  ------------  ------------   ------------
    Net resources provided by operating
      activities..................................         30,615         1,569        (6,466)        25,718
                                                     ------------  ------------  ------------   ------------
Financing activities
Bank loans and notes payable, net.................             62             -             -             62
Dividends.........................................          9,459             -             -          9,459
Long-term related parties receivables
  and payables, net...............................        (14,607)       (8,569)        7,375        (15,801)
Other noncurrent assets and liabilities, net......              -           (21)            -            (21)
                                                     ------------  ------------  ------------   ------------
Resources used in financing activities............         (5,086)       (8,590)        7,375         (6,301)
                                                     ------------  ------------  ------------   ------------
Investing activities
Property, plant and equipment, net................         (1,113)            -             -         (1,113)
Investments in subsidiaries and associates........        (24,316)        7,794          (909)       (17,431)
Deferred charges..................................           (122)          (20)            -           (142)
Other investments.................................              -             -             -              -
                                                     ------------  ------------  ------------   ------------
    Resources used in investing activities........        (25,551)        7,774          (909)       (18,686)
                                                     ------------  ------------  ------------   ------------
    Change in cash and investments................            (22)          753             -            731
    Cash and investments initial balance..........            891         1,242             -          2,133
                                                     ------------  ------------  ------------   ------------
    Cash and investments ending balance........... Ps         869         1,995             -          2,864
                                                     ------------  ------------  ------------   ------------

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)


Guarantors' Combined Statements of Changes in Fnancial Position:

                                                                                            Guarantors
                                                                 ---------------------------------------------------------------
                                                                   CEMEX                       Adjustments and        Combined
             For the year ended December 31, 2006                  Mexico          ETM           eliminations        guarantors
                                                                 ----------   ------------  ---------------------  -------------
Operating activities
Net income................................................  Ps      23,076        5,052             (5,052)             23,076
Adjustments to reconcile to resources provided by
  operating activities                                             (32,013)      (4,929)             5,052             (31,890)
                                                                 ----------   ------------  ---------------------  -------------
Resources provided by operating activities................          (8,937)         123                  -              (8,814)
    Net change in working capital.........................          11,194        4,692             14,333              30,219
                                                                 ----------   ------------  ---------------------  -------------
    Net resources provided by operating activities........           2,257        4,815             14,333              21,405
Financing activities
Bank loans and notes payable, net.........................             (75)           -                  -                 (75)
Long-term related parties receivables and payables, net...          (5,941)     (21,766)            17,352             (10,355)
Other noncurrent assets and liabilities, net..............               -          (13)                 -                 (13)
                                                                 ----------   ------------  ---------------------  -------------
Resources used in financing activities....................          (6,016)     (21,779)            17,352             (10,443)
                                                                 ----------   ------------  ---------------------  -------------
Investing activities
Property, plant and equipment, net........................          (1,772)           -                  -              (1,772)
Investments in subsidiaries and associates................           7,632       17,255            (31,685)             (6,798)
Deferred charges..........................................            (239)           -                  -                (239)
Other investments.........................................               -            -                  -                   -
                                                                 ----------   ------------  ---------------------  -------------
    Resources used in investing activities................           5,621       17,255            (31,685)             (8,809)
    Change in cash and investments........................           1,862          291                  -               2,153
    Cash and investments initial balance..................             869        1,995                  -               2,864
    Cash and investments ending balance...................  Ps       2,731        2,286                  -               5,017
                                                                 ==========   ============  =====================  =============

Guarantors--Cash and investments

At December 31, 2005 and 2006, ETM's temporary investments are primarily comprised of CEMEX CPOs. In June 2005 and 2006, CEMEX issued 3,588,892 CPOs and 1,766,982 CPOs, respectively, through dividends to ETM amounting to Ps17 and Ps26, respectively.

Guarantors--Trade receivables

During December 2002, CEMEX Mexico and one of its subsidiaries established sales of trade accounts receivable program ("securitization program"). With this program, these companies effectively transferred control, risks and benefits related to some of the trade accounts receivable balances. As of December 31, 2005 and 2006, these balances amounted to Ps1,730 and Ps1,597 from CEMEX Mexico, respectively, and Ps1,657 and Ps1,511 from its subsidiary, respectively.

Guarantors--Investment in associates

At December 31, 2005 and 2006, of the Guarantors' total investment in associates, which are accounted for under the equity method, Ps159,896 and Ps191,245, respectively, correspond to investments in non-guarantors, and Ps270 in 2005 and Ps280 in 2006, respectively, are related to minority investments in third parties.

At December 31, 2005 and 2006, the main Guarantors' investments in non-guarantors are in CEMEX Concretos, S.A. de C.V and CEMEX Internacional, S.A. de C.V., which together integrate the ready-mix concrete operations and export trading activities in Mexico; and CEDICE, which is the parent company of the international operations of CEMEX.

Guarantors--Indebtedness

At December 31, 2005 and 2006, the Guarantors had total indebtedness of U.S.$13.0 (Ps143) and U.S.$6.3 (Ps68), respectively. At December 31, 2005 and 2006, the average annual interest rate of this indebtedness was approximately 9.9%. Of the total indebtedness of the Guarantors at December 31, 2006, approximately U.S.$4.4 (Ps47) matures in 2007 and U.S.$1.9 (Ps.21) matures in 2008 and thereafter.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

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

                         Guarantors                                          Assets                          Liabilities

                     At December 31, 2005                          Short-Term      Long-Term        Short-Term       Long-Term
                                                                  -------------  -------------    --------------  --------------
Proveedora Mexicana de Materiales, S.A. de C.V...............  Ps         880              -                -                -
CEMEX Concretos, S.A. de C.V.................................             642          6,765                -                -
CEMEX, S.A. de C.V...........................................             327              -                -           13,696
CEMEX International Finance Co...............................               -              -            9,469                -
Arkio de Mexico S.A. de C.V................................ .               -              -            7,021                -
CEMEX Irish Investments Company Limited.  ...................               -              -            4,741                -
Petrocemex, S.A. de C.V......................................               -              -            4,555                -
Centro Distribuidor de Cemento, S.A. de C.V.  ...............               -              -            3,647                -
Turismo CEMEX, S.A. de C.V..   ..............................               -              -            1,374                -
CEMEX Central, S.A. de C.V...................................               -              -            1,354                -
MexCement Holdings    .......................................               -              -            1,170                -
Profesionales en Logistica de Mexico S.A. de C.V.                           -              -            1,082                -
CEMEX Internacional, S.A. de C.V.............................               -              -              359                -
Others.......................................................             250             102           1,581                -
                                                                  -------------  -------------    --------------  --------------
                                                               Ps       2,099           6,867          46,353            13,696
                                                                  =============  =============    ==============  ==============

                         Guarantors                                          Assets                          Liabilities

                     At December 31, 2006                          Short-Term       Long-Term       Short-Term        Long-Term
                                                                  -------------  -------------    --------------  --------------
Proveedora Mexicana de Materiales, S.A. de C.V. ...........    Ps       5,101              -                -                -
 CEMEX Concretos, S.A. de C.V. ..............................           3,002          6,500                -                -
 CEMEX, S.A.B. de C.V. ......................................               -            538            6,394                -
 CEMEX International Finance Co. ............................               -              -           36,611                -
 Arkio de Mexico S.A. de C.V. ...............................               -              -                -            7,130
 Carbonifera de San Patricio, S.A. de C.V. ..................               -              -                -            4,281
 CEMEX Irish Investments Company Limited.  ..................               -              -            4,642                -
 Petrocemex, S.A. de C.V.....................................               -              -            4,571                -
 Centro Distribuidor de Cemento, S.A. de C.V.  ..............               -              -            7,463                -
 Aero Servicios de Vanguardia................................               -              -            4,213                -
 Turismo CEMEX, S.A. de C.V.  ...............................               -              -            1,381                -
 CEMEX Central, S.A. de C.V. ................................               -              -              340                -
 Profesionales en Logistica de Mexico S.A. de C.V. ..........               -              -            1,123                -
 Others .....................................................             882              66           2,830                -
                                                                  -------------  -------------    --------------  --------------
                                                                Ps      8,985           7,104          69,568           11,411
                                                                  =============  =============    ==============  ==============

The principal transactions carried out with affiliated companies are as follows:

                                                                               Years ended December 31,
                                                           ------------------------------------------------------------------
                   Guarantors                                     2004                     2005                   2006
                                                           --------------------      -----------------      -----------------
Net sales............................................   Ps               4,884                  5,834                  6,692
Purchases............................................                   (1,481)                (1,536)                (2,935)
Selling and administrative expenses .................                   (8,237)                (7,063)                (7,641)
Financial expense....................................                   (3,035)                (7,285)               (17,806)
Financial income ....................................                      926                  2,115                  3,152
Other expense, net ..................................   Ps                 622                   (594)                  (340)
                                                           ====================      =================      =================

Net sales--The Guarantors sell cement and clinker to affiliated companies in arm's-length transactions.

Purchases--The Guarantors purchase raw materials from affiliates in arm's-length transactions.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

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

Guarantors--U.S. GAAP reconciliation of net income and stockholders' equity:

As discussed at the beginning of this note 24, the following reconciliation to U.S. GAAP does not include the reversal of Mexican FRS inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican FRS and U.S. GAAP and the effect on net income and stockholders' equity are presented below, with an explanation of the adjustments, as follows:

                                                                                    Years ended December 31,
                                                                        --------------------------------------------
                                                                             2004           2005            2006
                                                                        -------------   ------------   -------------
Net income reported under Mexican FRS............................   Ps        19,666        30,772           23,076
Inflation adjustment (1).........................................                499        (1,394)               -
                                                                        -------------   ------------   -------------
Net income reported under Mexican FRS after inflation adjustment.             20,165        29,378           23,076
Approximate U.S. GAAP adjustments:
1. Deferred income taxes and ESPS (note B).......................              (580)           111             (490)
2. Employees' benefits (note C)..................................                 11          (178)             194
3. Inflation adjustment of machinery and equipment (note D)......              (117)          (196)            (164)
4. Subsidiary companies (note E).................................              1,244         1,108              140
5. Monetary position result (note F).............................                195           107              126
    Total approximate U.S. GAAP adjustments......................                753           952             (194)
    Total approximate net income under U.S. GAAP.................   Ps        20,918        30,330           22,882

                                                                                               At December 31,
                                                                              --------------------------------------------
                                                                                      2005                   2006
                                                                              ---------------------  ---------------------
Total stockholders' equity under Mexican FRS                                Ps             142,044                 163,302
Inflation adjustment (1)....................................................                (6,437)                      -
                                                                              ---------------------  ---------------------
Total stockholders' equity reported under                                                   135,607                163,302
  Mexican FRS after inflation adjustment
Approximate U.S. GAAP adjustments:
 1. Effect of pushdown of goodwill, net (note A)............................                 1,914                   1,972
 2. Deferred income taxes and ESPS (note B).................................                (3,627)                 (3,282)
 3. Employees' benefits (note C)............................................                  (178)                    (77)
4. Inflation adjustment for machinery and
     equipment (note D).....................................................                 3,691                   2,769
5. Subsidiary companies (note E)............................................                17,575                   1,205
                                                                              ---------------------  ---------------------
    Total approximate U.S. GAAP adjustments.................................                19,375                   2,587
                                                                              ---------------------  ---------------------
Stockholders' equity under U.S. GAAP before
  cumulative effect of accounting change                                                   154,982                 165,889
                                                                              ---------------------  ---------------------
Cumulative effect of accounting change (note C).............................                     -                     472
                                                                              ---------------------  ---------------------
Stockholders' equity under U.S. GAAP after
  cumulative effect of accounting change                                    Ps             154,982                 166,361
                                                                              ---------------------  ---------------------


(1) Adjustment that reverses the restatement of prior periods into constant pesos as of December 31, 2006, using the CEMEX weighted average inflation factor (note 3B), and restates such prior periods into constant pesos as of December 31, 2006 using the Mexican-only inflation factor, in order to comply with current requirements of Regulation S-X. The Mexican FRS and U.S. GAAP prior period amounts, included throughout note 24, were restated using the Mexican inflation index, with the exception of those amounts of prior periods that are also disclosed in notes 1 to 23, which were not restated in note 24 using the Mexican inflation in order to have more straightforward cross-references between note 24 and the Mexican FRS notes.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

Guarantors--Notes to the U.S. GAAP reconciliation:

A.   Business Combinations

In 1989 and 1990, through an exchange of its shares with CEMEX, CEMEX Mexico acquired substantially all its Mexican subsidiaries from CEMEX. The original excess of the purchase price paid by CEMEX over the fair value of the net assets of these subsidiaries was Ps8,197 of which Ps4,240 were recorded in ETM under Mexican FRS at the time of the acquisition. The net adjustment in the Guarantors' stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill, after eliminating the amounts recorded under Mexican FRS, was Ps1,223 in 2005 and Ps1,273 in 2006.

In addition, during 1995, CEMEX acquired an additional 24.2% equity interest in TOLMEX, S.A. de C.V. ("TOLMEX"), through an exchange offer pursuant to which CEMEX exchanged its own shares for TOLMEX's shares. TOLMEX merged during 1999 with other Mexican subsidiaries creating CEMEX Mexico. The excess of the purchase price paid by CEMEX over the fair value of the net assets of TOLMEX was Ps1,043. The net adjustment in the Guarantors' stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill was Ps691 in 2005 and Ps699 in 2006.

As mentioned in note 24(a), effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP. Goodwill remained an amortizable item under Mexican FRS until 2004, therefore, for the year ended December 31, 2004, goodwill amortization recorded under Mexican FRS is adjusted for purposes of the reconciliation of net income and stockholders' equity to U.S. GAAP.

B.   Deferred Income Taxes and Employees' Statutory Profit Sharing

Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP for the years ended December 31, 2005 and 2006, represented expense of Ps701 and expense of Ps388, respectively. In addition, deferred ESPS adjustment to U.S. GAAP was an expense of Ps2,926 in 2005 and an expense of Ps2,894 in 2006.

C.   Employees' Benefits

Under U.S. GAAP, post-employment benefits for former or inactive employees, including severance payments which are not part of a specific event of restructuring, are accrued over an employee's service life. Until December 31, 2004 under Mexican FRS, severance payments, which were not part of a business restructuring or a substitution for pension benefits, were recognized in earnings in the period in which they were paid. Beginning January 1, 2005, according to newly issued Mexican FRS, severance payments should also be accrued over the employee's service life according to actuarial computations, in a manner similar to U.S. GAAP (note 14).

The reconciliation of net income to U.S. GAAP for the year ended December 31, 2004, include a reconciling item for an income of Ps11, referring to the difference between the amount of severance payments recognized under Mexican FRS as incurred, and the change during the period of the accrual under U.S. GAAP. For the years ended December 31, 2005 and 2006, the reconciling item refers to the amortization of the cumulative initial effect from the accounting change under Mexican FRS, recognized as of January 1, 2005 as part of the unrecognized net transition obligation (note 14) resulting in an expense of Ps9 and income of Ps23, respectively.

In connection with the change from defined benefit scheme to defined contribution scheme for a portion of the CEMEX's employees in Mexico effective January 10, 2006 (note 14), considering that such change was a material event which occurred before the issuance of the financial statements, under Mexican FRS, CEMEX recognized at December 31, 2005, a nonrecurring net expense of approximately Ps211 related to: 1) an event of settlement of obligations, which represented an income of approximately Ps169; and 2) an event of curtailment, which represented an expense of approximately Ps380. The results from the change in the pension plans were determined using a methodology consistent with the rules set forth by SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". However, according to SFAS 88, settlement events should be recognized in the year in which the settlement occurred and not in the year in which the change is authorized. As a result of this timing difference between Mexican FRS and U.S. GAAP, in the reconciliation of net income to U.S. GAAP, the settlement gain of approximately Ps169 (Ps123 after tax) recognized under Mexican FRS in 2005 was canceled against the provision of pensions and other postretirement benefits under U.S. GAAP at December 31, 2005, and recognized in 2006, the year in which the change of plan occurred.

Effective December 31, 2006, for purposes of the reconciliation of stockholders' equity under U.S. GAAP, CEMEX adopted SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status represents the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis. As of December 31, 2006 the reconciliation of stockholders' equity under U.S. GAAP presents a Cumulative effect of accounting change related to the adoption of SFAS 158, net of tax for Ps472. The recognition provisions of SFAS 158 had no effect on the Guarantor's net income reconciliation under U.S. GAAP for the year ended December 31, 2006.

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
          Notes to the Consolidated Financial Statements -- (Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

D.   Inflation Adjustment of Machinery and Equipment

As previously mentioned in note 24(h), for purposes of the U.S. GAAP reconciliation, fixed assets of foreign origin were restated using the inflation factor arising from the Consumer Price Index ("CPI") of each country, and depreciation is based upon the revised amounts.

E.   Subsidiary Companies

The Guarantors have adjusted their investment and their equity in the earnings of subsidiary companies for the share of the approximate U.S. GAAP adjustments applicable to these subsidiaries.

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

Supplemental Guarantors' Cash Flow Information under U.S. GAAP

The classifications of cash flows under Mexican FRS and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between Mexican FRS and U.S. GAAP in the amounts reported is primarily due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

For the Guarantors, the following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities for the years ended December 31, 2004, 2005 and 2006, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power:

                                                                                Years ended December 31,
                                                                       ----------------------------------------
                                                                           2004          2005          2006
                                                                       ------------  ------------  ------------
 Net cash provided by operating activities........................Ps     17,388         27,827        19,693
 Net cash provided by (used in) financing activities..............           31          9,085           (25)
 Net cash used in investing activities............................      (17,355)       (36,909)      (17,722)
                                                                       ------------  ------------  ------------

Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

                                                                                Years ended December 31,
                                                                       ----------------------------------------
                                                                           2004          2005          2006
                                                                       ------------  ------------  ------------
 Interest paid....................................................Ps      4,530          5,975         9,001
 Income taxes paid................................................          478          1,292         1,383
                                                                       ------------  ------------  ------------


Of the total interest paid by the Guarantors included in the table above, approximately Ps4,530 in 2004, Ps5,960 in 2005 and Ps8,944 in 2006 were paid to affiliates within CEMEX, while the complement in 2005 and 2006 represents interest paid to third-party creditors.

Guarantors' non-cash activities are comprised of the following:

Dividends declared to CEMEX, S.A.B. de C.V. amounting to Ps6,724 in 2004 were recognized by the Guarantors as accounts payable to CEMEX, S.A.B. de C.V. as of December 31, 2004.

Contingent liabilities of the Guarantors

As of December 31, 2005 and 2006, CEMEX Mexico and ETM guaranteed debt of CEMEX in the amount of U.S.$3,780.0 (Ps40,824) and U.S.$3,725 (Ps40,230).

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                                  ON SCHEDULES


The Board of Directors and Stockholders
CEMEX, S.A.B. de C.V.:


Under date of June 26, 2007, we reported on the consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years ended December 31, 2004, 2005 and 2006, which are included in this annual report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the annual report. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG Cardenas Dosal, S.C.



/s/ Leandro Castillo Parada


Monterrey, N.L., Mexico
June 26, 2007

                                                                     SCHEDULE I

                             CEMEX, S.A.B. DE C.V.
                       Parent Company-Only Balance Sheets
          (Millions of constant Mexican pesos as of December 31, 2006)

                                                                                              December 31,
                                                                                -------------------------------------------
                                                                                                                   2006
                                                                                                               Convenience
                                                                                                               translation
                                                                      Note          2005          2006           (note B)
---------------------------------------------------------------------------------------------------------------------------
                                  ASSETS                                                               |
CURRENT ASSETS                                                                                         |
 Other accounts receivable...........................................   C    Ps         792         748|  U.S.$         69
 Related parties accounts receivable.................................   I               519       6,444|               597
                                                                                -----------------------|       -----------
     Total current assets............................................                 1,311       7,192|               666
                                                                                -----------------------|       -----------
NON-CURRENT ASSETS                                                                                     |
 Investments in subsidiaries and associates..........................   D           143,371     172,279|            15,952
 Other investments and non-current accounts receivable...............                 2,679       3,054|               283
 Long-term related parties accounts receivable ......................   I            21,766 -          |          -
 Land and buildings, net.............................................   E             1,940       1,935|               179
Goodwill and deferred charges........................................   F             3,248       4,341|               402
                                                                                -----------------------|       -----------
     Total non-current assets........................................               173,004     181,609|            16,816
                                                                                -----------------------|       -----------
     TOTAL ASSETS....................................................        Ps     174,315     188,801|  U.S.$     17,482
                                                                                -----------------------|       -----------
                  LIABILITIES AND STOCKHOLDERS' EQUITY                                                 |
CURRENT LIABILITIES                                                                                    |
Short-term debt including current maturities of long-term debt.......    H   Ps       6,665       4,385|  U.S.$        406
Other accounts payable and accrued expenses..........................    G              470       1,155|               107
Related parties accounts payable.....................................    I              422         302|                28
                                                                                -----------------------|       -----------
     Total current liabilities.......................................                 7,557       5,842|               541
                                                                                -----------------------|       -----------
NON-CURRENT LIABILITIES                                                                                |
Long-term debt.......................................................    H           31,342      29,597|             2,740
Long-term related parties accounts payable...........................    I           21,142      13,409|             1,242
Other non-current liabilities........................................                   517       1,075|               100
                                                                                -----------------------|       -----------
     Total non-current liabilities...................................                53,001      44,081|             4,082
                                                                                -----------------------|       -----------
     TOTAL LIABILITIES...............................................                60,558      49,923|             4,623
                                                                                -----------------------|       -----------
STOCKHOLDERS' EQUITY                                                     K                             |
   Common stock......................................................                 3,954       3,956|               366
   Additional paid-in capital........................................                49,056      54,801|             5,074
   Other equity reserves.............................................              (85,986)    (86,554)|           (8,014)
   Retained earnings.................................................               122,283     140,993|            13,055
   Net income........................................................                24,450      25,682|             2,378
                                                                                -----------------------|       -----------
     TOTAL STOCKHOLDERS' EQUITY......................................               113,757     138,878|            12,859
                                                                                -----------------------|       -----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......................        Ps     174,315     188,801|  U.S.$     17,482
---------------------------------------------------------------------------- --- -----------------------------------------

The accompanying notes are part of these Parent Company-only financial statements.

                             CEMEX, S.A.B. DE C.V.
                    Parent Company-Only Statements of Income
          (Millions of constant Mexican pesos as of December 31, 2006, except for earnings per share)

                                                                             Years ended December 31,
                                                                   -----------------------------------------------
                                                                                                          2006
                                                                                                       Convenience
                                                                                                       translation
                                                           Note         2004      2005     2006          (note B)
------------------------------------------------------------------------------------------------------------------
Equity in income of subsidiaries and associates..........    D   Ps    13,866    25,724    24,663| U.S.$     2,283
Rental income............................................    I            299       284       276|              26
License fees.............................................    I            717       754       920|              85
                                                                   ------------------------------|      ----------
   Total revenues........................................              14,882    26,762    25,859|           2,394
                                                                                                 |
Administrative expenses..................................                (41)      (60)      (33)|              (3)
                                                                   ------------------------------|      ----------
                                                                                                 |
   Operating income......................................              14,841    26,702    25,826|           2,391
                                                                   ------------------------------|      ----------
                                                                                                 |
Comprehensive financing result:                                                                  |
   Financial expense.....................................             (2,795)   (4,811)   (5,066)|            (469)
   Financial income......................................               1,603     1,657     1,760|             163
   Results from valuation and liquidation of                                                     |
      financial instruments..............................                 478       970   (1,273)|            (118)
   Foreign exchange result...............................                 882     (811)       421|              39
   Monetary position result..............................               1,146       881     1,515|             140
                                                                   ------------------------------|      ----------
     Net comprehensive financing result..................               1,314   (2,114)   (2,643)|            (245)
                                                                                                 |
Other expenses, net......................................    I        (1,257)     (799)     (829)|             (76)
                                                                   ------------------------------|      ----------
                                                                                                 |
   Income before income taxes............................              14,898    23,789    22,354|           2,070
                                                                                                 |
Income taxes, net........................................    J            326       661     3,328|             308
                                                                   ------------------------------|      ----------
                                                                                                 |
   Net income............................................        Ps    15,224    24,450    25,682| U.S.$     2,378
-------------------------------------------------------------- --- ------------------------------|      ----------
                                                                                                 |
                                                                                                 |
   Basic Earnings per Share..............................    M   Ps      0.77      1.18      1.19| U.S.$     0.11
   Diluted Earnings per Share............................    M   Ps      0.76      1.17      1.19| U.S.$     0.11
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are part of these Parent Company-only financial statements.

                             CEMEX, S.A.B. DE C.V.
        Parent Company-Only Statements of Changes in Financial Position
          (Millions of constant Mexican pesos as of December 31, 2006)

                                                                                          Years ended December 31,
                                                                            ----------------------------------------------------
                                                                                                                        2006
                                                                                                                     Convenience
                                                                                                                     translation
                                                                  Note           2004       2005       2006            (note B)
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                                                                         |
Net income.....................................................          Ps     15,224     24,450     25,682 |   U.S.$     2,378
 Adjustments to reconcile net income to resources                                                            |
 provided by operating activities:                                                                           |
  Depreciation of properties...................................                      7          4          5 |                -
  Amortization of deferred charges.............................                    369        133        136 |                13
  Deferred income tax charged to results.......................     J            1,129      1,063     (1,284)|             (119)
  Equity in income of subsidiaries and associates..............                (13,866)   (25,724)   (24,663)|           (2,283)
                                                                            ---------------------------------|      ------------
  Resources (used in) provided by operating activities.........                  2,863        (74)      (124)|              (11)
                                                                            ---------------------------------|      ------------
 Changes in working capital:                                                                                 |
  Other accounts receivable....................................                   (251)       263         44 |                4
  Short-term related parties accounts receivable                                                             |
     and payable, net..........................................     I            1,807     (6,178)    (6,045)|             (559)
  Other accounts payable and accrued expenses .................                 (2,480)      (231)       685 |               63
                                                                            ---------------------------------|      ------------
     Net change in working capital.............................                   (924)    (6,146)    (5,316)|             (492)
                                                                            ---------------------------------|      ------------
  Net resources (used in) provided by operating activities.....                  1,939     (6,220)    (5,440)|             (503)
                                                                            ---------------------------------|      ------------
FINANCING ACTIVITIES                                                                                         |
Proceeds from debt (repayments), net...........................                 (1,635)    10,804     (4,025)|             (373)
 Liquidation of optional instruments...........................                 (1,129)        -          -  |               -
 Dividends paid................................................                 (4,516)    (5,302)    (5,740)|             (531)
Issuance of common stock from stock dividend elections.........                  4,457      4,722      5,742 |              532
Issuance of common stock under stock option program............                     72         19          5 |               -
 Other financing activities, net...............................                   (579)      (949)       558 |               52
                                                                            ---------------------------------|      ------------
   Net resources (used in) provided by financing activities....                 (3,330)     9,294     (3,460)|             (320)
                                                                            ---------------------------------|      ------------
INVESTING ACTIVITIES                                                                                         |
 Long-term related parties accounts receivable                                                               |
     and payable, net..........................................     I            2,150      8,851     14,033 |            1,299
 Investments in subsidiaries and associates....................                 (1,566)   (10,340)    (4,813)|             (446)
 Goodwill and deferred charges.................................                    287         54         55 |                5
 Other investments and non-current accounts receivable.........                    509     (1,751)      (375)|              (35)
                                                                            ---------------------------------|      ------------
   Net resources provided by (used in) investing activities....                  1,380     (3,186)     8,900 |              823
                                                                           ----------------------------------|       -----------
    Decrease in cash and investments ...........................                   (11)      (112)       -   |               -
   Cash and investments at beginning of year...................                    123        112        -   |               -
                                                                           ----------------------------------|       -----------
    Cash and investments at end of year.........................         Ps        112         -         -   |  U.S.$        -
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are part of these Parent Company-only financial statements.

                             CEMEX, S.A.B. DE C.V.
             NOTES TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)


A.   DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a Mexican corporation, a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico.

At the annual stockholders' meeting held on April 27, 2006, the entity's legal name was changed from CEMEX, Sociedad Anonima de Capital Variable or S.A. de C.V., to CEMEX, Sociedad Anonima Bursatil de Capital Variable or S.A.B. de C.V., effective from July 3, 2006. The inclusion of the word "Bursatil" to the entity's legal name indicates that the shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange; therefore, the entity is a publicly held company. The change in the legal name was made to comply with requirements of the new Mexican Securities Law, enacted on December 28, 2005.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. In 2002 this period was extended to the year 2100. On April 27, 2006, the stockholders of CEMEX, S.A.B. de C.V. approved a new two-for-one stock split, which became effective on July 17, 2006. In connection with this stock split, each of our existing series "A" shares was surrendered in exchange for two new series "A" shares, and each of our existing series "B" shares was surrendered in exchange for two new series "B" shares. The proportional equity interest participation of existing stockholders did not change as a result of the stock split (see note 16 to our consolidated financial statements included elsewhere in this annual report).

Concurrent with the stock split mentioned above, two new CPOs were issued in exchange for each of the existing CPOs, with each new CPO representing two new series "A" shares and one new series "B" share. In addition, CEMEX, S.A.B. de C.V. shares are listed on the New York Stock Exchange ("NYSE") as American Depositary Shares or "ADSs" under the symbol "CX". As a result of the stock split, one additional ADS was issued in exchange for each existing ADS, each ADS representing ten (10) CPOs. Unless otherwise indicated, all amounts in CPOs, shares and prices per share for 2004 and 2005 included in these notes to the financial statements have been adjusted to give retroactive effect to the new stock split.

The terms "CEMEX, S.A.B. de C.V." or "the Parent Company" used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms "the Company" or "CEMEX" refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

B.   SIGNIFICANT ACCOUNTING POLICIES

B.1  BASIS OF PRESENTATION AND DISCLOSURE

Beginning in 2006, the financial statements are prepared in accordance with Mexican Financial Reporting Standards ("MFRS") issued by the Mexican Board for Research and Development of Financial Reporting Standards ("Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C.", or CINIF). The MFRS, which replaced the Generally Accepted Accounting Principles in Mexico ("Mexican GAAP") issued by the Mexican Institute of Public Accountants ("IMCP"), recognize the effects of inflation on the financial information. The regulatory framework of the MFRS applicable beginning in 2006 initially adopted in their entirety the former Mexican GAAP effective in 2004 and 2005; therefore, there were no effects in CEMEX's financial statements resulting from the adoption of the MFRS.

When reference is made to "pesos" or "Ps", it means Mexican pesos. Except when specific references are made to "earnings per share" and "prices per share", the amounts in these notes are stated in millions of constant Mexican pesos as of the latest balance sheet date. When reference is made to "U.S.$" or "dollars", it means dollars of the United States of America ("United States or U.S.A."). When reference is made to "(euro)" or euros, it means the currency in circulation in a significant number of the European Union countries. Except for per share data and as otherwise noted, all amounts in such currencies are stated in millions.

The Parent Company's balance sheet as of December 31, 2006, as well as the statement of income and the statement of changes in financial position for the year ended December 31, 2006, include the presentation, caption by caption, of amounts denominated in dollars under the column "Convenience translation". These amounts in dollars have been presented solely for the convenience of the reader at the rate of Ps10.80 pesos per dollar, the CEMEX accounting exchange rate as of December 31, 2006. These translations are informative data and should not be constructed as representations that the amounts in pesos actually represent those dollar amounts or could be converted into dollars at the rate indicated.

                             CEMEX, S.A.B. DE C.V.
       NOTES TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)


B.2  RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the Parent Company's financial statements of prior periods were determined using Mexican inflation.

                                                             Factor using
                                                            Mexican inflation
                                                           -------------------
2003 to 2004.............................................       1.0539
2004 to 2005.............................................       1.0300
2005 to 2006.............................................       1.0408
                                                           -------------------

C.   OTHER ACCOUNTS RECEIVABLE

As of December 31, 2005 and 2006, other short-term accounts receivable of the Parent Company consist of:
                                                              2005      2006
                                                              --------------
Non-trade receivables....................................Ps    234       233
Valuation of derivative instruments......................       55       312
Other refundable taxes...................................      503       203
                                                              --------------
                                                         Ps    792       748
                                                              --------------

D.   INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

As of December 31, 2005 and 2006, investments of the Parent Company in subsidiaries and associates, which are accounted for by the equity method, are as follows:

                                                              2005       2006
                                                           ---------------------
Book value at acquisition date...........................Ps  81,314     82,056
Revaluation by equity method.............................    62,057     90,223
                                                           ---------------------
                                                         Ps 143,371    172,279
                                                           ---------------------

E.   LAND AND BUILDINGS

As of December 31, 2005 and 2006, the Parent Company's land and buildings are summarized as follows:

                                                              2005       2006
                                                           ---------------------
Land.....................................................Ps  1,760      1,760
Buildings................................................      452        452
Accumulated depreciation.................................     (272)      (277)
                                                           ---------------------
    Total land and buildings.............................Ps  1,940      1,935
                                                           ---------------------

F.   GOODWILL AND DEFERRED CHARGES

As of December 31, 2005 and 2006, goodwill and deferred charges are summarized as follows:

                                                              2005       2006
                                                           ---------------------
Intangible assets of indefinite useful life
Goodwill.................................................Ps  2,165      2,080
Accumulated amortization.................................     (195)      (187)
                                                           ---------------------
                                                             1,970      1,893
Deferred charges:
Deferred financing costs.................................      170        150
Deferred taxes (note J)..................................    1,050      2,292
Others...................................................      393        435
Accumulated amortization.................................     (335)      (429)
                                                           ---------------------
                                                         Ps  1,278      2,448
                                                           ---------------------
                                                         Ps  3,248      4,341
                                                           ---------------------

                             CEMEX, S.A.B. DE C.V.
       NOTES TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

G.   OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payable and accrued expenses of the Parent Company as of December 31, 2005 and 2006 consist of:


                                                              2005       2006
                                                           ---------------------
Accounts payable and accrued expenses....................Ps      1          1
Interest payable.........................................      266        193
Tax payable..............................................      198        887
Dividends payable........................................        5          5
Valuation of derivative instruments......................       -          69
                                                           ---------------------
                                                         Ps    470      1,155
                                                           ---------------------

H.   SHORT-TERM AND LONG-TERM DEBT

The breakdown of the Parent Company's short-term and long-term debt as of December 31, 2005 and 2006 by interest rate and by currency type (excluding effects of derivative instruments associated to such debt), are summarized as follows:

                                   Carrying amount     Effective rate 1
                                  ----------------     ----------------
                                    2005     2006       2005     2006
                                  ----------------     ----------------
Short-term
Floating rate...............  Ps     6,091   2,380      4.97%   5.46%
Fixed rate..................           574   2,005     12.75%   2.22%
                                  ----------------
                                     6,665   4,385
                                  ----------------
Long-term
Fixed rate..................        15,734  14,173      4.88%   4.34%
Floating rate...............        15,608  15,424      4.93%   5.01%
                                  ----------------
                                    31,342  29,597
                                  ----------------
                              Ps    38,007  33,982
                                  ----------------

                                                   2005                                               2006
                              ----------------------------------------------   ----------------------------------------------
                                                                 Effective                                        Effective
                              Short-term    Long-term     Total   rate 1       Short-term    Long-term     Total   rate 1
                              ----------------------------------------------   ----------------------------------------------
Dollars.....................Ps   2,710       11,976      14,686   5.3%      Ps     221         5,632       5,853    5.1%
Pesos ......................     3,955       19,366      23,321   4.8%           4,164        19,928      24,092    4.9%
Euros.......................    -             -          -                       -             4,037       4,037    3.9%
                              -----------------------------------              ----------------------------------------------
                            Ps   6,665       31,342      38,007             Ps   4,385        29,597      33,982
                              -----------------------------------              ----------------------------------------------

1 Represents the weighted average effective interest rate and includes the effects of interest rate swaps and derivative instruments that exchange interest rates and currencies, which are denominated as cross currency swaps.

As of December 31, 2005 and 2006, the Parent Company's short-term debt includes Ps4,543 and Ps2,981, respectively, from current maturities of long-term debt.

The maturities of the Parent Company's long-term debt as of December 31, 2006 are as follows:

                                         Parent
                                  ----------------------
2008.......................... Ps                3,728
2009..........................                   9,383
2010..........................                   4,036
2011..........................                   8,000
2012 and thereafter...........                   4,450
                                  ----------------------
                               Ps               29,597
                                  ----------------------

In the Parent Company's balance sheet at December 31, 2005 and 2006, there were short-term debt transactions, classified as long-term debt, for U.S.$125 (Ps1,447) and U.S.$110 (Ps1,188), respectively, due to the Parent Company's ability and the intention to refinance such indebtedness with the available amounts of committed long-term lines of credit.

                             CEMEX, S.A.B. DE C.V.
       NOTES TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

I.   BALANCES AND TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2005 and 2006, the Parent Company's main accounts receivable and payable with related parties are as follows:

                                                             Assets                     Liabilities
                   2005                              Short-term   Long-term    Short-term         Long-term
                                                    ---------------------------------------------------------
CEMEX Mexico, S.A. de C.V.......................Ps       -          -                    328           8,069
CEMEX International Finance Co..................         -          -                     46           9,194
Empresas Tolteca de Mexico, S.A. de C.V.........         -            21,766        -             -
CEMEX Irish Investments Company Limited.........         -          -                     37           3,879
CEMEX UK Limited................................            480     -               -             -
CEMEX Venezuela, S.A.C.A........................             31     -               -             -
LAI, Ltd........................................              5     -               -             -
Others..........................................              3     -                     11      -
                                                    ---------------------------------------------------------
                                                Ps          519       21,766             422          21,142
                                                    ---------------------------------------------------------

                                                             Assets                    Liabilities
                   2006                              Short-term   Long-term    Short-term         Long-term
                                                    ---------------------------------------------------------
CEMEX Mexico, S.A. de C.V.......................Ps        6,394     -               -                    537
CEMEX International Finance Co..................         -          -                     46           9,083
CEMEX Irish Investments Company Limited.........         -          -                     44           3,789
CEMEX Venezuela, S.A.C.A........................             40     -               -             -
CEMEX Concreto, S.A. de C.V.....................         -          -                    209      -
LAI, Ltd........................................              5     -               -             -
Others..........................................              5     -                      3      -
                                                    ---------------------------------------------------------
                                                Ps        6,444     -                    302          13,409
                                                    ---------------------------------------------------------

The main operations with related parties are summarized as follows:

                       Parent                       2004            2005         2006
                                               ------------------------------------------
Rental income...............................Ps          299             284         276
License fees................................            717             754         920
Financial expenses..........................         (1,007)        (2,065)      (2,761)
Management service expense..................           (997)          (871)        (773)
Financial income............................          1,596           1,651       1,754
Dividends received..........................             297      -           -
Other expenses..............................Ps   -                -                 (23)
                                               ------------------------------------------

Balances and transactions of the Parent Company with related parties result primarily from (i) the sale and/or acquisition of subsidiaries' shares within the CEMEX group; (ii) the invoicing of administrative services, rentals, trademarks and commercial names rights, royalties and other services rendered between group entities; and (iii) loans between related parties. Transactions between group entities are conducted on arm's length terms based on market prices and conditions.

The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage from being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX's transactions with related parties are executed under market conditions. The Company has identified the following transactions between related parties:

o Mr. Bernardo Quintana Isaac, a member of the board of directors at CEMEX, S.A.B. de C.V., until December 31, 2006, was chief executive officer and chairman of the board of directors of Empresas ICA, S.A.B de C.V., or Empresas ICA, a large Mexican construction company. In the ordinary course of business, CEMEX extends financing to Empresas ICA for varying amounts at market rates, as CEMEX does for other customers.

                             CEMEX, S.A.B. DE C.V.
       NOTES TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

J.   INCOME TAX (IT) AND BUSINESS ASSETS TAX (BAT)

CURRENT PERIOD IT AND BAT

The income tax law in Mexico provides that companies must pay either IT or BAT depending on which amount is greater with respect to their Mexican operations. Both taxes recognize the effects of inflation, although in a manner different from MFRS. The IT benefit (income) presented in the Parent Company's income statements is summarized as follows:

                                           2004         2005          2006
                                       ------------------------------------
 Received from subsidiaries....... Ps     1,455         1,724        2,044
 Deferred IT......................       (1,129)       (1,063)       1,284
                                       ------------------------------------
                                   Ps       326           661        3,328
                                       ------------------------------------

The Parent Company has accumulated consolidated IT loss carryforwards for its Mexican operations which, restated for inflation, can be amortized against taxable income in the succeeding ten years as established in the income tax law. The amount of tax loss carryforwards as of December 31, 2006 are summarized as follows:

      Year in which tax loss occurred         Amount of      Year of expiration
                                            carryforwards
                                            -----------------------------------
2001....................................Ps          936                 2011
2002....................................          4,362                 2012
2003....................................            620                 2013
2006....................................          3,312                 2016
                                            ----------------
                                        Ps        9,230
                                            ----------------

Until December 2006, the BAT Law in Mexico established a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds the BAT in such period. The recoverable BAT as of December 31, 2006 is as follows:

        Year in which BAT exceeded IT        Amount of       Year of expiration
                                            carryforwards
                                            -----------------------------------
1997.................................... Ps         152                 2007
                                            -----------------------------------

Starting on January 1, 2007, due to amendments approved to the BAT law, the tax levy on assets decreased to 1.25%, but entities will no longer be allowed to deduct their liabilities from the taxable base; therefore, the new law appreciably increases the BAT payable. The tax authorities offered to clarify relevant aspects in connection with the deduction of liabilities; nevertheless, as of December 31, 2006, there had not been any official communication. CEMEX considers that the BAT law, as amended, is unconstitutional, among other reasons, because it contravenes the required equilibrium between the tax burden and the entities' payment capacity. Therefore, CEMEX intends to challenge the BAT law amendments through appropriate judicial action (juicio de amparo).

Notwithstanding the intended challenge to the BAT law, CEMEX will be required to pay BAT as per the amended law, until the relevant judicial procedure is finally resolved. Likewise, if the challenge does not succeed and/or if the Mexican tax authorities do not modify the prohibition to offset liabilities, the BAT of CEMEX in Mexico will rise appreciably. BAT is complementary to IT incurred and it is paid only when the BAT is levied in excess of the IT for the period.

                             CEMEX, S.A.B. DE C.V.
       NOTES TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

DEFERRED INCOME TAX

The valuation method for deferred taxes is detailed in note 3O to our consolidated financial statements included elsewhere in this annual report. Deferred IT for the period represents the difference in nominal pesos between the deferred IT initial balance and the year-end balance. All items charged or credited directly in stockholders` equity are recognized net of their deferred income tax effects. Deferred IT assets and liabilities in the Parent Company have been offset. As of December 31, 2005 and 2006, the IT effects of the main temporary differences that generate the Parent Company's deferred IT assets and liabilities are presented below:

                                                             2005         2006
                                                         -----------------------
Deferred tax assets:
Tax loss carryforwards and other tax credits
   to be amortized.....................................Ps    4,752        5,049
Advances...............................................         78          359
Derivative financial instruments.......................        116          309
                                                         -----------------------
   Total deferred tax assets...........................      4,946        5,717
Less -  valuation allowance............................     (3,107)      (2,465)
                                                         -----------------------
   Net deferred tax assets.............................      1,839        3,252
Deferred tax liabilities:
Land and buildings.....................................       (490)        (483)
Derivative financial instruments.......................       (299)        (477)
                                                         -----------------------
   Total deferred tax liabilities......................       (789)        (960)
                                                         -----------------------
   Net deferred tax position...........................      1,050        2,292
                                                         -----------------------
Total effect of deferred IT in stockholders'
   equity at end of year...............................      1,050        2,292
Less - Total effect of deferred IT in stockholders'
   equity at beginning of year.........................     2,197        1,050
Restatement effect of beginning balance................         84           42
                                                         -----------------------
Change in deferred IT for the period...................Ps   (1,063)       1,284
                                                         -----------------------

For the years ended December 31, 2004, 2005 and 2006, deferred income tax for the period in the income statement represented expenses of Ps1,304 and Ps1,063 and income of Ps1,284, respectively.

The Parent Company's management considers that sufficient taxable income will be generated as to realize the tax benefits associated with the deferred income tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the valuation allowance would be increased and reflected in the income statement.

RECONCILIATION OF EFFECTIVE TAX RATE

The effects of inflation are recognized differently for IT and for accounting purposes. This situation, and other differences between the book and the IT basis, give rise to permanent differences between the approximate statutory tax rate and the effective tax rate presented in the Parent Company's income statements. As of December 31, 2004, 2005 and 2006, these differences are summarized as follows:

                                                                    2004             2005            2006
                                                               ----------------------------------------------
                                                                 %               %                %
Approximate Parent Company statutory tax rate..................           33.0             30.0          29.0
Equity in income of subsidiaries and associates................         (30.5)           (32.4)        (32.1)
Valuation allowance for tax carryforwards......................            2.1              4.7         (2.5)
Benefit for tax consolidation..................................          (9.7)            (7.2)         (9.3)
Others 1                                                                   2.9              2.1           0.1
                                                               ----------------------------------------------
Parent Company's effective tax rate............................          (2.2)            (2.8)        (14.8)
                                                               ----------------------------------------------

1    Includes the effects for the decrease in the income tax rates in Mexico.

K.   STOCKHOLDERS' EQUITY

The consolidated majority interest stockholders' equity is the same as the Parent Company's stockholders' equity. Therefore, stockholders' equity information detailed in note 16A to our consolidated financial statements included elsewhere in this annual report also refers to the Parent Company, except for minority interest and the cumulative initial effect of deferred taxes.

                             CEMEX, S.A.B. DE C.V.
       NOTES TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS-(Continued)
                     As of December 31, 2004, 2005 and 2006
          (Millions of constant Mexican pesos as of December 31, 2006)

L.   EXECUTIVE STOCK OPTION PROGRAMS

Of the different stock option programs disclosed in note 17 to our consolidated financial statements included elsewhere in this annual report, only the "fixed program" was issued by the Parent Company. Entities obligated under the other programs are part of the consolidated group.

M.   EARNINGS PER SHARE

See note 20 to our consolidated financial statements included elsewhere in this annual report.

N.   CONTINGENCIES AND COMMITMENTS

N.1  GUARANTEES

As of December 31, 2005 and 2006, CEMEX, S.A.B. de C.V. guaranteed loans made to certain subsidiaries for approximately U.S.$711 and U.S.$735, respectively.

N.2  CONTRACTUAL OBLIGATIONS

As of December 31, 2005 and 2006, the approximate cash flows that will be required by the Parent Company to meet its material contractual obligations are summarized as follows:


     (U.S. dollars millions)                                               Payments per period
                                                  ----------------------------------------------------------------------
                                                    2005
                                                                                2006
                                                  ----------  ----------------------------------------------------------
                            Obligations                       Less than      1-3         3-5      More than
                                                   Total       1 year       Years       Years      5 years      Total
                                                  ----------  ----------------------------------------------------------
Long-term debt 1.............................U.S.$     3,246         276       1,214       1,115         412       3,017
Interest payments on debt 2..................            680         203         303         159          14         679
Estimated cash flows under
  interest rate derivatives 3................            208          68          91          55           4         218
                                                  ----------  ----------------------------------------------------------
    Total contractual obligations............U.S.$     4,134         547       1,608       1,329         430       3,914
                                                  ----------  ----------------------------------------------------------
                                               Ps     43,903       5,908      17,366      14,353       4,644      42,271
                                                  ----------  ----------------------------------------------------------

1 The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing that may occur of debt during the following years. CEMEX, S.A.B. de C.V. has been successful in the past in replacing its long-term obligations with others of similar nature.

2 In the determination of the future estimated interest payments on the floating rate denominated debt, the Parent Company used the floating interest rates in effect as of December 31, 2005 and 2006.

3 The estimated cash flows under interest rate derivatives include the approximate cash flows under the Parent Company's interest rate swaps and cross currency swap contracts, and represent the net amount between the rate the Parent Company pays and the rate received under such contracts. In the determination of the future estimated cash flows, the Parent Company used the interest rates applicable under such contracts as of December 31, 2005 and 2006.

O.   TAX ASSESSMENTS AND LEGAL PROCEEDINGS

CEMEX, S.A.B. de C.V. has been notified by the Mexican tax authorities of several tax assessments related to different tax periods in a total amount of approximately Ps3,760 as of December 31, 2006. The tax assessments are based primarily on: (i) disallowed restatement of tax loss carryforwards in the same period in which they occurred, and (ii) disallowed determination of cumulative tax loss carryforwards. The Parent Company is using the available defense actions granted by law in order to cancel the tax claims. The appeals are pending resolution.

Pursuant to amendments to the Mexican income tax law, which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on income derived from such foreign entities, provided that the income is not derived from entrepreneurial activities in such countries. In those applicable cases, the tax payable by Mexican companies in respect of the 2005 tax year pursuant to these amendments will be due upon filing their annual tax returns in 2006. CEMEX believes these amendments are contrary to Mexican constitutional principles; consequently, on August 8, 2005 the Company filed a motion in the Mexican federal courts challenging the constitutionality of the amendments. In this endeavor, the Company obtained a favorable ruling on December 23, 2005 in the first stage; however, the Mexican tax authority has appealed this ruling, and it is pending resolution. In March 2006, CEMEX filed another motion in the Mexican federal courts challenging the constitutionality of the amendments. On June 29, 2006, CEMEX obtained a favorable ruling from the Mexican federal court stating that the amendments were unconstitutional. The Mexican tax authority has appealed this ruling, and it is pending for resolution.

                                                                    SCHEDULE II

                     CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
                        December 31, 2004, 2005 and 2006
          (Millions of constant Mexican Pesos as of December 31, 2006)

              Valuation and Qualifying Accounts as of December 31,
                      2004, 2005 and 2006, is a follows:

               Description                         Balance at     Charged to
                                                 beginning of    costs and                                     Balance at end
                                                   period         expenses       Deductions      Others (1)       of period
                                               --------------  --------------  --------------  --------------  --------------
Year ended December 31, 2004:
  Allowance for doubtful accounts..........Ps       703              437             372             22              790
                                               --------------  --------------  --------------  --------------  --------------

Year ended December 31, 2005:
  Allowance for doubtful accounts..........         790              303             280            541             1,354
                                               --------------  --------------  --------------  --------------  --------------

Year ended December 31, 2006:
  Allowance for doubtful accounts..........        1,354             254             176            (25)            1,407
                                               --------------  --------------  --------------  --------------  --------------


(1) The column "Others" includes the balances of allowance for doubtful accounts assumed through business combination as of the acquisition date, which for the year ended December 31, 2005 was approximately Ps504 calculated to the acquisition of RMC. In addition, this column includes the effects of foreign currency translation and the inflation adjustment of the initial balance in the restatement to constant pesos as of the end of the same period.

                                 EXHIBIT INDEX

 Exhibit
  No.                                     Description
---------      -----------------------------------------------------------------
1.1            Amended and Restated By-laws of CEMEX, S.A.B. de C.V. (a)
2.1            Form of Trust Agreement between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs. (b)
2.2            Amendment Agreement, dated as of November 21, 2002, amending the
               Trust Agreement between CEMEX, S.A.B. de C .V., as founder of the trust, and Banco Nacional de Mexico, S.A. regarding the CPOs. (c)
2.3            Form of CPO Certificate. (b)
2.4            Form of Second Amended and Restated Deposit Agreement (A and B
               share CPOs), dated as of August 10, 1999, among CEMEX, S.A.B. de
               C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares. (b)
2.5            Form of American Depositary Receipt (included in Exhibit 2.3)
               evidencing American Depositary Shares. (b)
2.6            Form of Certificate for shares of Series A Common Stock of CEMEX,
               S.A.B. de C. V. (b)
2.7            Form of Certificate for shares of Series B Common Stock of CEMEX,
               S.A.B. de C.V. (b)
4.1            Note Purchase Agreement, dated June 23, 2003, by and among CEMEX
               Espana Finance, LLC, as issuer, and several institutional purchasers named therein, in connection with the issuance by CEMEX Espana Finance, LLC of U.S.$103 million aggregate principal amount of Senior Notes due 2010, U.S.$96 million aggregate principal amount of Senior Notes due 2013, U.S.$201 million aggregate principal amount of Senior Notes due 2015. (d)
4.1.1          Amendment No. 1 to Note Purchase Agreement, dated September 1,
               2006. (g)
4.2            (euro)250,000,000 and (Y)19,308,000,000 Term and Revolving
               Facilities Agreement, dated as of March 30, 2004, by and among CEMEX Espana, as borrower, Banco Bilbao Vizcaya Argentaria, S.A.
               and Societe Generale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders.
               (d)
4.3            CEMEX Espana Finance LLC Note Purchase Agreement, dated as of
               April 15, 2004 for (Y)4,980,600,000 1.79% Senior Notes, Series
               2004, Tranche 1, due 2010 and (Y)6,087,400,000 1.99% Senior
               Notes, Series 2004, Tranche 2, due 2011. (e)
4.3.1          Amendment No. 1 to CEMEX Espana Finance LLC Note Purchase
               Agreement, dated September 1, 2006. (g)
4.4            U.S.$700,000,000 Amended and Restated Credit Agreement, dated as of June 6, 2005, among CEMEX, S.A.B. de C.V., as Borrower and
               CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A.
               de C.V., as Guarantors, and Barclays Bank PLC as Issuing Bank and
               Documentation Agent and ING Bank N.V. as Issuing Bank and
               Barclays Capital, the Investment Banking division of Barclays
               Bank Plc as Joint Bookrunner and ING Capital LLC as Joint
               Bookrunner and Administrative Agent. (g)
4.4.1          Amendment No. 1 to U.S.$700,000,000 Amended and Restated Credit
               Agreement, dated June 21, 2006. (g)
4.4.2          Amendment and Waiver Agreement to U.S.$700,000,000 Amended and
               Restated Credit Agreement, dated dated December 1, 2006. (g)
4.4.3          Amendment No. 3 to U.S.$700,000,000 Amended and Restated Credit
               Agreement, dated May 9, 2007. (g)
4.5            U.S.$3,800,000,000 Term and Revolving Facilities Agreement, dated
               September 24, 2004 for CEMEX Espana, S.A., as Borrower, arranged by Citigroup Global Markets Limited and Goldman Sachs
               International with Citibank International PLC acting as Agent.
               (e)
4.6            Implementation Agreement, dated September 27, 2004, by and between CEMEX UK Limited and RMC Group p.l.c. (e)
4.7            Scheme of Arrangement, dated October 25, 2004, pursuant to which
               CEMEX UK Limited acquired the outstanding shares of RMC Group p.l.c. (e)
4.8            Asset Purchase Agreement by and between CEMEX, Inc. and
               Votorantim Participacoes S.A., dated as of February 4, 2005. (e)
4.8.1          Amendment No. 1 to Asset Purchase Agreement, dated as of March
               31, 2005, by and between CEMEX, Inc. and Votorantim Participacoes
               S.A. (e)
4.9            U.S.$1,200,000,000 Term Credit Agreement, dated as of May 31,
               2005, among CEMEX, S.A.B. de C.V., as Borrower, CEMEX Mexico,
               S.A. de C.V., as Guarantor, Empresas Tolteca de Mexico, S.A. de
               C.V., as Guarantor, Barclays Bank PLC, as Administrative Agent,
               Barclays Capital, the Investment Banking Division of Barclays
               Bank PLC, as Joint Lead Arranger and Joint Bookrunner, and
               Citigroup Global Markets Inc., as Documentation Agent, Joint Lead
               Arranger and Joint Bookrunner. (f)
4.9.1          Amendment No. 1 to U.S.$1,200,000,000 Term Credit Agreement,
               dated as of June 19, 2006. (g)
4.9.2          Amendment and Waiver Agreement to U.S.$1,200,000,000 Term Credit
               Agreement, dated as of November 30, 2006. (g)

 Exhibit
  No.                                     Description
---------      -----------------------------------------------------------------
4.9.3          Amendment No. 3 to U.S.$1,200,000,000 Term Credit Agreement,
               dated as of May 9, 2007. (g)
4.10           U.S.$700,000,000 Term and Revolving Facilities Agreement, dated
               June 27, 2005, for New Sunward Holding B.V., as Borrower, CEMEX,
               S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca
               De Mexico, S.A. de C.V., as Guarantors, arranged by Banco Bilbao
               Vizcaya Argentaria, S.A., BNP Paribas and Citigroup Global
               Markets Limited, as Mandated Lead Arrangers and Joint
               Bookrunners, the several financial institutions named therein, as Lenders, and Citibank, N.A., as Agent. (f)
4.10.1         Amendment Agreement to U.S.$700,000,000 Term and Revolving
               Facilities Agreement, dated June 22, 2006. (g)
4.10.2         Deed of Waiver and Second Amendment to U.S.$700,000,000 Term and
               Revolving Facilities Agreement, dated November 30, 2006. (g)
4.11           Note Purchase Agreement, dated as of June 13, 2005, among CEMEX
               Espana Finance LLC, as issuer, and several institutional purchasers, relating to the private placement by CEMEX Espana
               Finance, LLC of U.S.$133,000,000 aggregate principal amount of 5.18% Senior Notes due 2010, and U.S.$192,000,000 aggregate principal amount of 5.62% Senior Notes due 2015. (f)
4.11.1         Amendment No. 1 to Note Purchase Agreement, dated September 1,
               2006. (g)
4.12           Amended and Restated Limited Liability Company Agreement of CEMEX
               Southeast LLC, dated as of July 1, 2005, among CEMEX Southeast
               LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and
               CEMEX, Inc. (f)
4.12.1         Amendment No. 1 to Amended and Restated Limited Liability Company
               Agreement of CEMEX Southeast LLC, dated as of September 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC, Ready
               Mix USA, Inc. and CEMEX, Inc. (f)
4.13           Limited Liability Company Agreement of Ready Mix USA, LLC, dated as of July 1, 2005, among Ready Mix USA, LLC, CEMEX Southeast
               Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)
4.13.1         Amendment No. 1 to Limited Liability Company Agreement of Ready
               Mix USA, LLC, dated as of September 1, 2005, among Ready Mix USA,
               LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and
               CEMEX, Inc. (f)
4.14           Asset and Capital Contribution Agreement, dated as of July 1,
               2005, among Ready Mix USA, Inc., CEMEX Southeast Holdings, LLC, and CEMEX Southeast LLC. (f)
4.15           Asset and Capital Contribution Agreement, dated as of July 1,
               2005, among Ready Mix USA, Inc., CEMEX Southeast Holdings, LLC, and Ready Mix USA, LLC. (f)
4.16           Asset Purchase Agreement, dated as of September 1, 2005, between
               Ready Mix USA, LLC and RMC Mid-Atlantic, LLC. (f)
4.17           U.S.$1,200,000,000 Acquisition Facility Agreement, dated as of
               October 24, 2006, between CEMEX S.A.B. de C.V., as Borrower,
               CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A.
               de C.V., as Guarantors, and BBVA Bancomer, S.A. Institucion de
               Banca Multiple, Grupo Financiero BBVA Bancomer, acting as Agent.
               (g)
4.18           U.S.$9,000,000,000 Acquisition Facilities Agreement, dated as of
               December 6, 2006, between CEMEX Espana, S.A., as Borrower,
               Citigroup Global Markets Limited, The Royal Bank of Scotland PLC, and Banco Bilbao Vizcaya Argentaria, S.A. as Mandated Lead
               Arrangers and Joint Bookrunners, as amended on December 21, 2006.
               (g)
4.19           Debenture Purchase Agreement, dated as of December 11, 2006, among C5 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V.,
               CEMEX Mexico, S.A. de C.V., New Sunward Holding B.V., New Sunward
               Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by C5 Capital
               (SPV) Limited (CEMEX, S.A.B. de C.V.) of U.S.$350,000,000 aggregate principal amount of 6.196% Fixed-to-Floating Rate
               Callable Perpetual Debentures. (g)
4.20           Debenture Purchase Agreement, dated as of December 11, 2006, among C10 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V.,
               CEMEX Mexico, S.A. de C.V., New Sunward Holding B.V., New Sunward
               Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by C10 Capital
               (SPV) Limited (CEMEX, S.A.B. de C.V.) of U.S.$900,000,000 aggregate principal amount of 6.722% Fixed-to-Floating Rate
               Callable Perpetual Debentures. (g)
4.21           Debenture Purchase Agreement, dated as of February 6, 2007, among
               C8 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX
               Mexico, S.A. de C.V., New Sunward Holding B.V., New Sunward
               Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by C8 Capital
               (SPV) Limited (CEMEX, S.A.B. de C.V.) of U.S.$750,000,000 aggregate principal amount of 6.640% Fixed-to-Floating Rate
               Callable Perpetual Debentures. (g)
4.22           Subscription Agreement, dated as of February 28, 2007, among
               CEMEX Finance Europe B.V., as issuer, and several institutional purchasers, relating to the issuance by CEMEX Finance Europe B.V.
               of (euro)900,000,000 aggregate principal amount of 4.75% Notes due 2014. (g)

 Exhibit
  No.                                     Description
---------      -----------------------------------------------------------------
4.23           Bid Agreement, dated as of April 9, 2007, among CEMEX, S.A.B. de
               C.V., CEMEX Australia Pty Ltd and Rinker Group Limited. (g)
4.24           Debenture Purchase Agreement, dated as of May 3, 2007, among
               C10-EUR Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V.,
               CEMEX Mexico, S.A. de C.V., New Sunward Holding B.V., New Sunward
               Holding Financial Ventures B.V., and the institutional purchasers named therein, in connection with the issuance by C10-EUR Capital
               (SPV) Limited (CEMEX, S.A.B. de C.V.) of (euro)730,000,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate
               Callable Perpetual Debentures. (g)
8.1            List of subsidiaries of CEMEX, S.A.B. de C.V. (g)
12.1           Certification of the Principal Executive Officer of CEMEX, S.A.B.
               de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (g)
12.2           Certification of the Principal Financial Officer of CEMEX, S.A.B.
               de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (g)
13.1           Certification of the Principal Executive and Financial Officers
               of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (g)
14.1           Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V, which appears in this Annual Report on Form 20-F.
               (g)

---------------------

(a) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 of CEMEX, S.A.B. de C.V. (Registration No. 333-11382), filed with the Securities and Exchange Commission on August 27, 2003.
(b) Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the Securities and Exchange Commission on August 10, 1999.
(c) Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on April 8, 2003.
(d) Incorporated by reference to the 2003 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on May 11, 2004.
(e) Incorporated by reference to the 2004 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on May 27, 2005.
(f) Incorporated by reference to the 2005 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on June 8, 2006.
(g)  Filed herewith.