Form 20-F
period 2010-12-31
CEMEX SAB DE CV
filed 2011-06-16
CIK 1076378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Ramiro G. Villarreal Morales, (011-5281) 8888-8888, (011-5281) 8888-4399,

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265

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

9,798,571,935 CPOs

20,043,602,184 Series A shares (including Series A shares underlying CPOs)

10,021,801,092 Series B shares (including Series B shares underlying CPOs)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

iii

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Mexican Financial Reporting Standards, or MFRS, which differ in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Beginning on January 1, 2008, according to MFRS B-10, Inflation Effects (“MFRS B-10”) inflationary accounting is only applied in a high-inflation environment, defined by MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to both CEMEX, S.A.B. de C.V. and all of its subsidiaries regardless of the inflation level of their respective countries. Beginning in 2008, only the financial statements of those subsidiaries whose functional currency corresponds to a country under high inflation are restated to take account of inflation. Designation of a country as a high or low inflation environment takes place at the end of each year, and inflation is applied or suspended prospectively. In 2008, only the financial statements of our subsidiaries in Costa Rica and Venezuela were restated. In 2009, we restated the financial statements of our subsidiaries in Egypt, Nicaragua, Latvia and Costa Rica. In 2010, we restated the financial statements of our subsidiaries in Egypt, Nicaragua and Costa Rica.

Beginning in 2008, MFRS B-10 eliminated the restatement of the financial statements for the period as well as the comparative financial statements for prior periods into constant values as of the date of the most recent balance sheet. Likewise, beginning in 2008, the amounts of the statement of operations, statement of cash flows and statement of changes in stockholders’ equity are presented in nominal values; meanwhile, pursuant to MFRS B-10, amounts of financial statements for prior years are presented in constant Pesos as of December 31, 2007, the date in which inflationary accounting ceased to be generally applied.

Until December 31, 2007, the restatement factors applied to our consolidated financial statements of prior periods were calculated using the weighted average inflation and the fluctuation in the exchange rate of each country in which CEMEX operates relative to the Mexican Peso, weighted according to the proportion that our assets in each country represent of our total assets. Also, see note 24A to our consolidated financial statements for a description of the principal differences between MFRS and U.S. GAAP as they relate to us. Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “Item 3 — Key Information — Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

References in this annual report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, references to “¥” and “Yen” are to Japanese Yen, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” means one thousand million. The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps12.36 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2010. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. From December 31, 2010 through June 10, 2011, the Peso appreciated by 4% against the Dollar, based on the noon buying rate for Pesos. See “Item 3 — Key Information — Selected Consolidated Financial Information.”

The noon buying rate for Pesos on December 31, 2010 was Ps12.38 to U.S.$1.00 and on June 10, 2011 was Ps11.87 to U.S.$1.00.

See “Item 5 — Operating and Financial Review and Prospects — Status of our IFRS Migration Process.”

PART I

Item 1 - Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

Summary of Our Recent Financial History

As of December 31, 2008, we had approximately Ps258.1 billion (U.S.$18.8 billion) of total debt, not including approximately Ps41.5 billion (U.S.$3.0 billion) of Perpetual Debentures (as defined below), which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. Most of our outstanding debt as of December 31, 2008 had been incurred to finance our acquisitions, including the acquisition of Rinker Group Limited, or Rinker, in 2007, and our capital expenditure programs. The acquisition of Rinker substantially increased our exposure in the United States, which in recent years has been experiencing a sharp and prolonged downturn in the housing and construction sectors. The downturn in the United States has had adverse effects on our U.S. operations, making it more difficult for us to achieve our goal of decreasing our acquisition-related leverage and, given extremely tight credit markets during the height of the economic crisis, made it increasingly difficult for us to refinance our acquisition-related debt. Nonetheless, after long negotiations, on August 14, 2009 we reached a comprehensive financing agreement with our major creditors, as subsequently amended, the “Financing Agreement.” The Financing Agreement extended the maturities of approximately U.S.$15.1 billion in syndicated and bilateral bank facilities and private placement obligations. As part of the Financing Agreement, we pledged or transferred to a trustee under a security trust substantially all the shares of CEMEX México, S.A. de C.V., or CEMEX México, Centro Distribuidor de Cemento, S.A. de C.V., Mexcement Holdings, S.A. de C.V., Corporación Gouda, S.A. de C.V., CEMEX Trademarks Holding Ltd., New Sunward Holding B.V., or New Sunward, and CEMEX España, S.A., or CEMEX España, as collateral (the “Collateral”) and all proceeds of such Collateral, to secure our payment obligations under the Financing Agreement and under several other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. These subsidiaries collectively own, directly or indirectly, substantially all our operations worldwide.

Since the signing of the Financing Agreement, we have completed a number of capital markets transactions and asset disposals, the majority of the proceeds of which have been used to reduce the amounts outstanding under the Financing Agreement, to pay other debt not subject to the Financing Agreement and also to improve our liquidity position. In 2009 and 2010, such capital market transactions consisted of (i) a global offering of 1,495 million CPOs, directly or in the form of ADSs, for approximately U.S.$1.8 billion in net proceeds in September 2009; (ii) the issuance of approximately Ps4.1 billion (approximately U.S.$315 million) in mandatory convertible securities (the “Mandatory Convertible Securities”), in exchange for promissory notes previously issued by CEMEX, S.A.B. de C.V. in the Mexican capital markets (Certificados Bursátiles), or CBs, in December 2009; (iii) CEMEX Finance LLC’s issuance of U.S.$1,250 million aggregate principal amount of its 9.50% Senior Secured Notes due 2016 (the “9.50% Dollar-denominated Notes”), and €350 million aggregate principal amount of its 9.625% Senior Secured Notes due 2017 (the “9.625% Euro-denominated Notes”) in December 2009, and CEMEX Finance LLC’s issuance of an additional U.S.$500 million aggregate principal amount of the 9.50% Dollar-denominated Notes (together with the 9.50% Dollar-denominated Notes and the 9.625% Euro-denominated Notes, the “December 2009 Notes”) in January 2010; (iv) the issuance of our 4.875% Convertible Subordinated Notes due 2015 (the “2010 Optional Convertible Subordinated Notes”) in March 2010; (v) CEMEX España, Luxembourg branch’s issuance of U.S.$1,067,665,000 aggregate principal amount of its 9.25% Senior Secured Notes due 2020 (the “9.25% Dollar-denominated Notes”) and €115,346,000 aggregate principal amount of its 8.875% Senior

Secured Notes due 2017 (the “8.875% Euro-denominated Notes” and, together with the 9.25% Dollar-denominated Notes, the “May 2010 Notes”), in exchange for Dollar-denominated 6.196% fixed-to-floating rate callable perpetual debentures (the “6.196% Perpetual Debentures”), Dollar-denominated 6.640% fixed-to-floating rate callable perpetual debentures (the “6.640% Perpetual Debentures”), Dollar-denominated 6.722% fixed-to-floating rate callable perpetual debentures (the “6.722% Perpetual Debentures”) and Euro-denominated 6.277% fixed-to-floating rate callable perpetual debentures (the “6.277% Perpetual Debentures” and, together with the 6.196% Perpetual Debentures, the 6.640% Perpetual Debentures and the 6.722% Perpetual Debentures, the “Perpetual Debentures”), pursuant to a private placement exchange offer and consent solicitation (the “2010 Exchange Offer”) directed to the holders of Perpetual Debentures in May 2010; and (vi) an early cash payment of approximately Ps4.0 billion (approximately U.S.$330 million) in long-term CBs following a public tender offer and the exercise of a call option in June 2010. For a more detailed description of these transactions, see “Item 5 — Operating and Financial Review and Prospects — Summary of Material Contractual Obligations and Commercial Commitments.”

As a result of the foregoing transactions, sales of assets, debt repayments and other activities, as of December 31, 2010, we had approximately Ps202,818 million (U.S.$16,409 million) of total debt, not including approximately Ps16,310 million (U.S.$1,320 million) of Perpetual Debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. In addition, as of December 31, 2010, we had reduced debt outstanding under the Financing Agreement by approximately U.S.$5.3 billion, or 35.4% of the original U.S.$15.1 billion principal amount.

Since the beginning of 2011, we have engaged in a number of significant financing transactions designed to lengthen our average debt maturities and improve our balance sheet.

On January 11, 2011, we issued U.S.$1.0 billion aggregate principal amount of our 9.000% Senior Secured Notes due 2018 (the “January 2011 Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the January 2011 Notes is fully and unconditionally guaranteed by CEMEX México, New Sunward and CEMEX España. The January 2011 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The net proceeds from the offering, of approximately U.S.$981 million, were used for general corporate purposes and the repayment of indebtedness, including (i) a prepayment of approximately U.S.$256 million of CBs that had been due in September 2011, (ii) a prepayment of approximately U.S.$218 million of CBs that had been due in January 2012, (iii) a prepayment of approximately U.S.$56 million of CBs that had been due in September 2011, and (iv) a repayment of U.S.$50 million of indebtedness under the Financing Agreement.

On January 19, 2011, we prepaid approximately U.S.$256 million of CBs that had been due in September 2011, for which we had created a CB reserve with the proceeds from the offering of the January 2011 Notes. In addition, on January 27, 2011, we prepaid approximately U.S.$218 million of CBs maturing in January 2012, or the January 2012 CBs, for which we had created a CB reserve with the proceeds from the offering of the January 2011 Notes.

On February 10, 2011, we made a prepayment of U.S.$50 million to reduce the principal amount due under the Financing Agreement. We made this prepayment with proceeds from the offering of the January 2011 Notes.

On March 4, 2011, we closed a private exchange (the “2011 Private Exchange”) of €119,350,000 aggregate principal amount of the 6.277% Perpetual Debentures issued by C-10 EUR Capital (SPV) Limited and held by an investor for U.S.$125,331,000 aggregate principal amount of new 9.25% Dollar-denominated Notes, issued by CEMEX España, acting through its Luxembourg branch, and guaranteed by CEMEX, S.A.B. de C.V., CEMEX México and New Sunward (the “Additional 2020 Notes”). As a result of the 2011 Private Exchange, €119,350,000 in aggregate principal amount of the 6.277% Perpetual Debentures were cancelled. The Additional 2020 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The exchange was effected in reliance upon the exemption from U.S. securities law registration provided by Regulation S under the Securities Act.

On March 15, 2011, we closed the offering of U.S.$977.5 million aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 (the “2016 Notes”) and U.S.$690 million aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018 (the “2018 Notes” and, together with the 2016 Notes, the “2011 Optional Convertible Subordinated Notes”), in transactions exempt from registration pursuant to Rule 144A and

Regulation S under the Securities Act. The aggregate principal amount of the 2011 Optional Convertible Subordinated Notes issued reflects the full exercise of the U.S.$177.5 million over-allotment option granted to the initial purchasers with respect to the 2016 Notes and the U.S.$90 million over-allotment option granted to the initial purchasers with respect to the 2018 Notes. We used approximately U.S.$128 million of the net proceeds from this offering to prepay CBs maturing in March 2012, and approximately U.S.$1,287 million to repay indebtedness under the Financing Agreement.

In March 2011, we prepaid approximately Ps691 million (approximately U.S.$56 million based on prevailing exchange rates as of December 31, 2010) of CBs, in connection with a private cash tender offer to holders of CBs in Mexico for up to approximately Ps999 million (approximately U.S.$81 million based on prevailing exchange rates as of December 31, 2010). After these prepayments, we had approximately Ps308 million (approximately U.S.$25 million based on prevailing exchange rates as of December 31, 2010) of CBs outstanding, which are due on September 15, 2011.

On April 5, 2011, we closed the offering of U.S.$800 million aggregate principal amount of Floating Rate Senior Secured Notes due 2015 (the “April 2011 Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the April 2011 Notes is fully and unconditionally guaranteed by CEMEX México, New Sunward and CEMEX España. The April 2011 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The net proceeds from the offering, approximately U.S.$788 million, were used to repay indebtedness under the Financing Agreement. We refer to the December 2009 Notes, the May 2010 Notes, the January 2011 Notes, the Additional 2020 Notes and the April 2011 Notes collectively, as the Senior Secured Notes.

On April 12, 2011, we obtained consents from the required lenders and our major creditors under the Financing Agreement to make certain amendments to the Financing Agreement to allow us to retain funds in the CB reserve from disposal proceeds, permitted fundraisings and cash in hand, to meet CBs maturing in April and September 2012.

We refer to the prepayments of CBs in January and March 2011, the prepayments to the Financing Agreement in February, March and April 2011, and additional repayments of indebtedness of approximately U.S.$59 million, collectively, as the 2011 Prepayments. For a more detailed description of the transactions completed after December 31, 2010, see “Item 5 — Operating and Financial Review and Prospects — Recent Developments — Recent Developments Relating to Our Indebtedness.”

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, our total debt was approximately Ps208,100 million (U.S.$16,837 million), not including approximately Ps14,342 million (U.S.$1,160 million) of Perpetual Debentures, but including our debt not subject to the Financing Agreement, which was approximately Ps115,829 million (U.S.$9,372 million). Of such pro forma total debt amount, approximately Ps1,059 million (U.S.$86 million) matures during 2011; Ps4,717 million (U.S.$382 million) matures during 2012; Ps9,283 million (U.S.$751 million) matures during 2013; Ps99,956 million (U.S.$8,087 million) matures during 2014; and Ps93,085 million (U.S.$7,531 million) matures after 2014.

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, and (2) the 2011 Prepayments, the Financing Agreement had the following semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014:

Repayment Date	Cumulative repayment amount %	Original repayment amount %	Approximate required payment
			(in millions of Dollars)
June 2011*	20.69%	1.59%		—
December 2011*	33.11%	12.42%		—
June 2012*	35.75%	2.64%		—
December 2012*	38.39%	2.64%		—
June 2013*	46.35%	7.96%		—
December 2013	54.31%	7.96%	U.S.$	696
February 2014	100.00%	45.69%	U.S.$	6,769

*	Repaid in full.

The pro forma financial information giving effect to our most significant transactions completed after December 31, 2010 has been included in this annual report for the convenience of the reader.

Risk Factors

Many factors could have an effect on our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, environmental, political, industry, business, financial and climate conditions. The factors we consider most important are described below.

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the U.S., Mexico and Western Europe. Despite some aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent several of the countries where we operate from falling into an even deeper and longer lasting recession. In the construction sector, declines in residential construction in several of our major markets have broadened and intensified in line with the spread and deterioration of the financial crisis. The adjustment process has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the U.S., Spain, Ireland and the U.K.). Most government sponsored recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the U.S., Mexico and Spain, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the economic crisis or delays in implementing any such plans could adversely affect demand for our products.

In the U.S., the recession was longer and deeper than the previous two recessions during the 1990s and in early 2000, and the economy continues to languish. In December 2010, housing starts, the primary driver of cement demand in the residential sector, reached an annual rate of 586,900, according to the U.S. Census Bureau, which was less than 10% higher than the annual rate of 554,000 in 2009. The timing of a housing recovery remains uncertain given the current market environment, tight credit conditions and housing oversupply. As part of the announced government fiscal stimulus package, the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which provides approximately U.S.$85 billion for infrastructure spending. To date, however, spending under this program has not been entirely effective to offset the decline in cement and ready-mix concrete demand as a result of current economic conditions. The uncertain economic environment and tight credit conditions also adversely affected the U.S. industrial and commercial sectors during 2010, with contract awards — a leading indicator of construction activity — declining 17% in 2010 compared to 2009, according to FW Dodge. This combination of factors resulted in the worst decline in sales volumes that we have experienced in the United States in recent history. Our U.S. operations’ domestic cement sales volumes were flat and ready-mix concrete sales volumes decreased approximately 7% in 2010 compared to 2009.

The Mexican economy has also been significantly and adversely affected by the financial crisis. Mexican dependence on the U.S. economy remains very important, and therefore, any downside to the economic outlook in the United States may hinder the recovery in Mexico. The crisis has also adversely affected local credit markets resulting in an increased cost of capital that may negatively impact companies’ ability to meet their financial needs. During 2008, the Mexican Peso depreciated by 26% against the Dollar. During 2009 and 2010, the Mexican Peso had a mild recovery, appreciating by approximately 5% and 6%, respectively, against the Dollar. Exchange rate depreciation and/or volatility in the markets would adversely affect our operational and financial results. We cannot be certain that a contraction of Mexican economic output will not take place, which would translate into a more challenging outlook for the construction sector and its impact on cement and concrete consumption. According to the Mexican Statistics Office (Instituto Nacional de Estadística, Geografía e Informática, or “INEGI”), spending on infrastructure-related projects increased approximately 1% for the full year 2010 compared to 2009, and approximately 15% for the full year 2009 compared to 2008. However, we cannot give any assurances that this trend will continue, as the Mexican government’s plan to increase infrastructure spending could prove to be, as in other countries, difficult to implement in a timely manner and in the officially announced amounts. As a result of the current economic environment, our domestic cement and ready-mix concrete sales volumes in Mexico decreased approximately 4% in 2010 compared to 2009.

Many Western European countries, including the U.K., France, Spain, Germany and Ireland, have faced difficult economic environments due to the financial crisis and its impact on their economies, including the construction sectors. If this situation were to deteriorate further, our financial condition and results of operations could be further affected. The situation has been more pronounced in those countries with a higher degree of previous market distortions (especially those experiencing real estate bubbles and durable goods overhangs prior to the crisis), such as Spain, or those more exposed to financial turmoil, such as the U.K. According to OFICEMEN, the Spanish cement trade organization, domestic cement demand in Spain declined 15% in 2010 compared to 2009. Our domestic cement and ready-mix concrete sales volumes in Spain decreased approximately 22% and 20%, respectively, in 2010 compared to 2009. In the U.K., according to the British Cement Association, domestic cement demand increased approximately 3% in 2010 compared to 2009. Our domestic cement sales volumes in the U.K. increased approximately 1%, while the ready-mix concrete sales volumes in the U.K. decreased approximately 3% in 2010 compared to 2009. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Finally, the boost to infrastructure spending that is anticipated as a result of the stimulus packages that have been announced by most European countries could be lower than projected due to bureaucratic hurdles, delays in implementation or funding problems. If these risks materialize, our business, financial condition, and results of operations may be adversely affected. The important trade links with Western Europe make some of the Eastern European countries susceptible to the Western European recession. Large financing needs in these countries pose a significant vulnerability. Central European economies could face delays in implementation of European Union Structural Funds (funds provided by the European Union to member states with lowest national incomes per capita) related projects due to logistical and funding problems, which could have a material adverse effect on cement and/or ready-mix concrete demand. In addition, the current concerns about sovereign debt and the budget deficit levels of Greece, Ireland, Portugal, Spain and several other European Union countries have resulted in increased volatility and risk perception in the financial markets. The plan announced in May 2010 by the European Union and the International Monetary Fund to provide approximately €720 billion to support financial stability in Europe is designed to reduce liquidity risk and debt default probability of any individual European Union member. However, under these and similar plans, fiscal adjustments would need to be implemented in countries with unsustainable fiscal deficits, which likely will lead to a decrease in infrastructure investment in some countries, including Spain, which could have a material adverse effect on cement and/or ready-mix concrete demand and/or would delay any expected economic recovery.

The Central and South American economies also pose a downside risk in terms of overall activity. The financial downturn, lower exports to the U.S. and Europe, lower remittances and lower commodity prices could represent an important risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on cement and ready-mix concrete consumption and/ or prices. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have an impact on cement prices and demand for cement and ready-mix concrete, which could adversely affect our business and results of operations.

The Asia-Pacific region will likely be affected if the economic landscape further deteriorates. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region. In the Middle East region, lower oil revenues and tighter credit conditions could moderate economic growth and adversely affect construction investments. Our operations in the United Arab Emirates (the “UAE”) have been adversely affected by credit concerns and the end of the construction boom. In addition, the accumulated housing overhang, the rapid decline in property values, and the radical change in the international financial situation could prompt a sudden adjustment of the residential markets in some of the countries in the region. The recent political instability in Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011, is currently causing a reduction in overall economic activity in Egypt, which is affecting demand for building materials, and interruptions in services, such as banking, which is also having a material adverse effect on our operations in Egypt.

If the economies of the major countries where we operate were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition, and results of operations would be adversely affected.

The Financing Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.

The Financing Agreement has required us, beginning June 30, 2010, to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the perpetual debentures) to EBITDA for each semi-annual period not to exceed 7.75:1 for the period beginning June 30, 2010 and ending June 30, 2011, decreasing to 7.00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current economic conditions and high volatility in foreign exchange rates and the financial and capital markets. Pursuant to the Financing Agreement, we (i) were prohibited from making aggregate capital expenditures in excess of U.S.$700 million for the year ended December 31, 2010 and (ii) are prohibited from making aggregate capital expenditures in excess of U.S.$800 million for the year ending December 31, 2011 and each year thereafter until the debt under the Financing Agreement has been repaid in full. For the years ended December 31, 2009 and 2010, we recorded U.S.$636 million and U.S.$555 million in capital expenditures, respectively.

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

The Financing Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our lenders. Pursuant to the Financing Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) we receive an investment-grade rating from two of Standard & Poor’s, Moody’s Investors Service, Inc. and Fitch Ratings; (ii) we reduce the indebtedness under the Financing Agreement by at least 50.96% (approximately U.S.$7.6 billion) from the original amount of U.S.$15 billion; (iii) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5:1; and (iv) no default under the Financing Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above, any applicable margin increases that were due to a failure to meet amortization targets, and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that participating creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, there can be no assurance that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Financing Agreement.

The Financing Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy or insolvency of CEMEX, any borrower under an existing facility agreement (as defined in the Financing Agreement) or any other of our material subsidiaries (as defined in the Financing Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX; (viii) a change to the ownership of any of our subsidiary obligors under the Financing Agreement, unless the proceeds of such disposal are used to prepay Financing Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of August 14, 2009 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Financing Agreement; (xii) any material adverse change arising in the financial condition of CEMEX and each of its subsidiaries, taken as a whole, which more than 66.67% of the participating creditors determine would result in our failure, taken as a whole, to perform payment obligations under the existing facilities or the Financing Agreement; and (xiii) failure to comply with laws or our obligations under the Financing Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the participating creditors, the creditors have the ability to accelerate all outstanding amounts due under the existing facilities. Acceleration is automatic in the case of insolvency.

There can be no assurance that we will be able to comply with the restrictive covenants and limitations contained in the Financing Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

We pledged the capital stock of the subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Financing Agreement, the Senior Secured Notes and other financing arrangements.

As part of the Financing Agreement, we pledged or transferred to trustees under security trusts, as collateral, the Collateral and all proceeds of such Collateral to secure our payment obligations under the Financing Agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. The payment of principal, interest and premium, if any, on the Senior Secured Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, the Collateral and all proceeds of such Collateral secured (i) Ps163,698 million (U.S.$13,244 million) aggregate principal amount of debt under the Financing Agreement, the Senior Secured Notes and other financing arrangements, and (ii) Ps14,342 million (U.S.$1,160 million) aggregate principal amount of dual-currency notes issued in connection with the Perpetual Debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing, as defined under the Financing Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

The interest rate of our debt included in the Financing Agreement may increase if we do not meet certain amortization targets.

Conditional interest rate increases that may occur with respect to our financial indebtedness included in the Financing Agreement could adversely affect our business. In general, our existing bank facilities that are included in the Financing Agreement bear interest at a base rate LIBOR or EURIBOR plus, in each case, an applicable margin. The base rates, LIBOR and EURIBOR applicable to our existing bank facilities remain in place, and under the Financing Agreement, the applicable margin for each bank facility is set at 4.5% per annum; however, if we are unable to repay at least 50.96% (approximately U.S.$7.6 billion) of the aggregate initial exposures of the participating creditors between the closing of the Financing Agreement and December 31, 2011, the applicable margin will increase by 0.5% per annum, starting on January 1, 2012.

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes,and (2) the 2011 Prepayments, we had reduced indebtedness under the Financing Agreement by approximately U.S.$7.5 billion (calculated as prevailing exchanges rates on each payment date), thereby avoiding an interest rate increase that otherwise could have been applicable as of December 2010 pursuant to the terms of the Financing Agreement. We need to prepay an additional approximately U.S.$200 million under the Financing Agreement before December 31, 2011 to avoid an interest rate increase of 0.5% per annum that otherwise would be applicable pursuant to the terms of the Financing Agreement.

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

We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement, which could limit our ability to take advantage of investment opportunities. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations.

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, we had approximately Ps208,100 million (U.S.$16,837 million) of total debt, not including approximately U.S.$1,160 million (Ps14,342 million) of Perpetual Debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP, but including our debt subject to the Financing Agreement, which was approximately Ps92,271 million (U.S.$7,465 million). Of such pro forma total debt amount, approximately Ps1,059 million (U.S.$86 million) matures during 2011; approximately Ps4,717 million (U.S.$382 million) matures during 2012; approximately Ps9,283 million (U.S.$751 million) matures during 2013; approximately Ps99,956 million (U.S.$8,087 million) matures during 2014; and approximately Ps93,085 million (U.S.$7,531 million) matures after 2014.

Our levels of debt, contractual restrictions, and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our high leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions. Further, if we are unable to comply with our upcoming principal maturities under our indebtedness (including the Financing Agreement), or refinance our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

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

As of December 31, 2010, we had U.S.$561 million in outstanding short-term working capital and receivables financing facilities, which consisted of four securitization programs with a combined funded amount of U.S.$539 million and U.S.$22 million outstanding in short-term CBs. Our accounts receivable securitization program in Spain, which had a funded amount of U.S.$117 million as of December 31, 2010, was extended for five years on May 5, 2011 and now expires on May 5, 2016. On May 19, 2010, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts. As of December 31, 2010, we had U.S.$231 million in funded amounts under this program. On May 17, 2011, we extended this program two years for up to U.S.$275 million, and it now expires on May 17, 2013. The scheduled maturity for the securitization program in France, which had a funded amount of U.S.$57 million as of December 31, 2010, has been extended to September 30, 2011. The securitization program in Mexico, which had a funded amount of U.S.$134 million at December 31, 2010, expires on December 29, 2011, with the first principal payment (equal to approximately 16.66% of the program) due in August 2011 and the remainder in five equal monthly installments through the program’s expiration date. We cannot ensure that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global equity and credit markets in the last few years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. Although we have been able to raise debt, equity and equity linked capital following our entry into the Financing Agreement in August 2009, as capital markets recovered, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable.

The Financing Agreement restricts us from incurring additional debt, subject to a number of exceptions. The debt covenant under the Financing Agreement permits us to incur a liquidity facility or facilities entered into with a participating creditor under the Financing Agreement in an amount not to exceed U.S.$1.0 billion (of which up to U.S.$500 million may be secured). In addition, the Financing Agreement requires proceeds from asset disposals, incurrence of debt and issuance of equity, and cash flow to be applied to the prepayments of the exposures of participating creditors subject to our right to retain cash on hand up to U.S.$650 million, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Financing Agreement), and to temporarily reserve proceeds from asset disposals, permitted refinancings and cash on hand, to be applied to the repayment of CBs that are scheduled to mature during 2012.

As a result of the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all.

If the global economic environment deteriorates further and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

The indentures governing the Senior Secured Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

We have issued a total of U.S.$4,743 million and €465 million aggregate principal amount of our Senior Secured Notes under the indentures governing the Senior Secured Notes. The indentures governing the Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (xiii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

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

Each of the covenants is subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing the Senior Secured Notes and under other existing debt obligations, as a result of the cross-default provisions contained in the documentation governing such debt obligations. In the event of a default under the indentures governing the Senior Secured Notes, the holders of such Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we can offer no assurance that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

Furthermore, upon the occurrence of any event of default under the Financing Agreement, or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we can offer no assurance that our assets will be sufficient to repay in full those amounts or to satisfy all of our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

Our ability to comply with our debt maturities in 2013 and subsequent years may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

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

If we are unable to complete asset divestitures and our cash flow or capital resources prove inadequate, we could face liquidity problems during 2013 and subsequent years and may not be able to comply with payment obligations under our indebtedness.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. The acquisition of Rinker substantially increased our exposure in the United States, which has been experiencing a prolonged downturn in the housing and construction sectors. The downturn in the United States has had adverse effects on our operations in the U.S., making it more difficult for us to achieve our goal of decreasing our acquisition-related leverage. We also may not be able to achieve all the anticipated cost savings from the Rinker acquisition. Our financial statements for the year ended December 31, 2008 included non-cash charges of approximately U.S.$1.5 billion for impairment losses in accordance with MFRS, of which approximately U.S.$1.3 billion related to impairment of goodwill (mainly related to the Rinker acquisition). Considering differences in the measurement of fair value, including the selection of economic variables, as well as the methodology for determining final impairment losses between MFRS and U.S. GAAP, our preliminary impairment losses in 2008 under U.S. GAAP amounted to approximately U.S.$4.9 billion, including the impairment losses determined under MFRS, of which approximately U.S.$4.7 billion related to impairment of goodwill. After finalizing our 2008 impairment exercise under U.S. GAAP during 2009, our impairment losses were reduced by approximately U.S.$71 million. See note 24 to our consolidated financial statements included elsewhere in this annual report.

During the last quarter of 2010, we performed, under MFRS, our annual goodwill impairment test. Based on this analysis, in 2010, we determined an impairment loss of goodwill for approximately Ps189 million (U.S.$15 million) associated with our reporting unit in Puerto Rico, which we acquired in July 2002, under MFRS. We did not recognize any additional goodwill impairment losses under U.S. GAAP for the year ended December 31, 2010. Although we currently are seeking to dispose of assets to reduce our overall leverage and the Financing Agreement and other debt instruments restrict our ability to acquire assets, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations would be materially and adversely affected.

As a result of the sale of our operations in Australia, for the year ended December 31, 2009, we recognized a loss on sale, net of income tax, and the reclassification of foreign currency translation effects accrued in equity and included under “Other comprehensive income,” for an aggregate amount of approximately Ps5.9 billion (U.S.$446 million). This is reflected in a single line item of “Discontinued operations.” See note 3B to our consolidated financial statements included elsewhere in this annual report.

Our use of derivative financial instruments has negatively affected our operations especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, there is no assurance that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. For the years ended December 31, 2008, 2009 and 2010, we had net losses of approximately Ps15,172 million (U.S.$1.4 billion), Ps2,127 million (U.S.$156 million) and Ps956 million (U.S.$75 million), respectively, from financial instruments.

The 2008 losses resulted from a variety of factors, including losses related to changes in the fair value of equity derivative instruments attributable to the generalized decline in price levels in the capital markets worldwide and in our own shares, losses related to changes in the fair value of cross-currency swaps and other currency derivatives attributable to the appreciation of the Dollar against the Euro, and losses related to changes in the fair value of interest rate derivatives primarily attributable to the decrease in the five-year interest rates in Euros and Dollars.

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

As of December 31, 2010, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts on third party shares and equity derivatives under our own shares (including our capped call transactions in connection with the 2010 Optional Convertible Subordinated Notes, which we closed in March 2010), a forward instrument over the Total Return Index of the Mexican Stock Exchange and interest rate derivatives related to energy projects. See note 12C to our consolidated financial statements included elsewhere in this annual report. We have recently entered into capped call transactions with several financial institutions in connection with the issuance of the 2011 Optional Convertible Subordinated Notes. See “Item 5 — Operating and Financial Review and Prospects — Recent Developments — Recent Developments Relating to Our Indebtedness.”

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. If we resume using derivative financing instruments in the future, the cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net income and our related ratios. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we resume using derivative financing instruments, or with respect to our outstanding or new equity derivative positions, we may incur net losses from our derivative financial instruments. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Derivatives Financial Instruments.”

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in 2011 and in recent years. Energy and fuel prices have recently increased and may continue to increase as a result of the political turbulence in Egypt, Libya and other countries in Africa and the Middle East. In an attempt to mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels such as tires, biomass and household waste, which is designed to make us less vulnerable to price spikes. We have also implemented technical improvements in several facilities and entered into long-term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market and industry conditions continue to deteriorate further, impairment charges may be recognized. Our charges for impairment may be materially greater under U.S. GAAP than under MFRS.

As of December 31, 2010, approximately 40% of our total assets were intangible assets, of which approximately 69% (Ps142,094 million) corresponded to goodwill related primarily to our acquisitions of RMC Group, p.l.c., or RMC, and Rinker. Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period following the purchase date.

Our consolidated financial statements have been prepared in accordance with MFRS, which differ significantly from U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key economic assumptions related to the determination of the discount rates used to assess our assets’ fair value. Pursuant to our policy under MFRS, goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment when impairment indicators exist or in the fourth quarter of each year, by determining the value in use of the reporting units to which those intangible assets relate (a reporting unit comprises multiple cash generating units), which is the result of the discounted amount of estimated future cash flows expected to be generated by the reporting units. An impairment loss is recognized under MFRS if the value in use is lower than the net book value of the reporting unit. We determine the discounted amount of estimated future cash flows over a period of five years, unless a longer period is justified in a specific country, considering the economic cycle of the reporting units and prevailing industry conditions. Impairment tests are sensitive to the projected future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. We use after-tax discount rates, which are applied to after-tax cash flows for each reporting unit. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. See note 11B to our consolidated financial statements included elsewhere in this annual report.

During the fourth quarter of 2008, the global economic crisis caused financing scarcity in almost all productive sectors, resulting in a decrease in economic activity in all our markets and a worldwide downturn in macroeconomic indicators. This effect lowered the overall growth expectations within the countries in which we operate, particularly affecting the construction industry due to the cancellation or deferral of several investment projects. These conditions, which constitute an impairment indicator, remained during a significant portion of 2009. During the fourth quarters of 2010, 2009 and 2008, we performed our annual goodwill impairment testing under MFRS. In 2008, our test coincided with the negative economic environment previously described. For the year ended December 31, 2008, we recognized goodwill impairment losses under MFRS of approximately Ps18.3 billion (U.S.$1.3 billion), of which the impairment corresponding to the United States reporting unit was approximately Ps16.8 billion (U.S.$1.2 billion). The estimated impairment loss in the United States during 2008 was mainly related to the acquisition of Rinker in 2007 and overall was attributable to the negative economic situation expected in the markets during 2009 and 2010, particularly in the construction industry. For the year ended December 31, 2009, we did not recognize goodwill impairment losses despite the economic conditions prevailing during the year, considering that in such period, the main global stock markets started their stabilization and achieved growth as compared to the closing pricing levels in 2008. Likewise, the reference interest rates at the end of 2009 decreased with respect to their level in 2008 due to an increase in liquidity in the debt and equity markets, which slightly reduced the risk premium in the countries where we operate. These elements jointly generated a decrease in the discount rates in 2009 in comparison with the 2008 discount rates and consequently generated an increase in the value in use of the reporting units. For the year ended December 31, 2010, we recognized a goodwill impairment loss under MFRS of approximately Ps189 million (U.S.$15 million) associated with our reporting unit in Puerto Rico, which we acquired in July 2002. See notes 11 and 11B to our audited consolidated financial statements included elsewhere in this annual report.

As mentioned above, differences between MFRS and U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key economic assumptions related to the determination of the discount rates used to assess our assets’ fair value, led to a materially greater impairment loss under U.S. GAAP, as compared to that recognized in our 2008 consolidated financial statements under MFRS. For the year ended December 31, 2008, we recognized goodwill impairment losses under U.S. GAAP of approximately U.S.$4.7 billion (compared to U.S.$1.3 billion under MFRS), of which an estimated impairment loss corresponding to the United States reporting unit was recognized for approximately U.S.$4.5 billion (compared to U.S.$1.2 billion of goodwill impairment losses recognized under MFRS) related to the completion of the second step required to allocate the fair value of the U.S. reporting unit’s net assets. During 2009, we completed our U.S. GAAP analysis in connection with the year 2008 impairment exercise and reduced final impairment losses under U.S. GAAP by approximately U.S.$71 million. We did not recognize any additional goodwill impairment losses under U.S. GAAP for the year ended December 31, 2010.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the economies where we operate could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under both MFRS and U.S. GAAP. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

Our ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

We are a holding company with no significant assets other than the stock of our direct and indirect subsidiaries and our holdings of cash and marketable securities. In general, our ability to repay debt and pay dividends depends on the continued transfer to us of dividends and other income from our wholly-owned and non-wholly-owned subsidiaries. The Financing Agreement restricts CEMEX, S.A.B de C.V.’s ability to declare or pay cash dividends.

The ability of our subsidiaries to pay dividends, and make loans and other transfers to us is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and satisfaction of losses, if any, incurred by such subsidiary in previous fiscal years.

We may also be subject to exchange controls on remittances by our subsidiaries from time to time in a number of jurisdictions. In addition, our ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

We currently do not expect that existing regulatory, legal and economic restrictions on our subsidiaries’ ability to pay dividends and make loans and other transfers to us will negatively affect our ability to meet our cash obligations. However, the jurisdictions of organization of our subsidiaries may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, our subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to us in the future. Any material additional future limitations on our subsidiaries could adversely affect our ability to service our debt and meet our other cash obligations.

The instruments governing our debt contain cross-default and cross-acceleration provisions that may cause substantially all of the debt we have issued or incurred to become immediately due and payable as a result of a default under any one of our debt instruments.

Instruments governing our debt contain certain affirmative and negative covenants. Our failure to comply with the obligations contained in indentures or other instruments governing our indebtedness could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such default could require us to sell our assets and otherwise curtail operations in order to pay our creditors.

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

A substantial portion of our outstanding debt is denominated in Dollars. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, our Dollar-denominated debt represented approximately 75% of our total debt, not including approximately U.S.$965 million of Perpetual Debentures. Our Dollar-denominated debt must be serviced with funds generated by our subsidiaries.

Although the acquisition of Rinker increased our U.S. assets substantially, we nonetheless continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our Dollar-denominated debt. See “Item 5 — Operating and Financial Review and Prospects — Qualitative and Quantitative Market Disclosure — Interest Rate Risk, Foreign Currency Risk and Equity Risk — Foreign Currency Risk.” A devaluation or depreciation in the value of the Peso, Euro, Pound or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. In 2010, Mexico, Spain, the United Kingdom, Germany, France and the Rest of Europe region (which includes our subsidiaries in Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region), our main non-Dollar-denominated operations, together generated approximately 57% of our total net sales in Peso terms (approximately 23%, 4%, 8%, 7%, 7% and 7%, respectively) before eliminations resulting from consolidation. In 2010, approximately 17% of our net sales in Peso terms were generated in the United States. During 2010, the Peso appreciated approximately 6% against the Dollar, the Euro depreciated approximately 7% against the Dollar and the Pound depreciated approximately 3% against the Dollar. If we enter into future currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts we may have entered into to hedge our exchange rate exposure.

In addition, as of December 31, 2010, our Euro denominated debt, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments, and (3) the 2011 Private Exchange, represented approximately 21% of our total debt, not including the €147 million aggregate principal amount of the 6.277% Perpetual Debentures outstanding after the completion of the 2011 Private Exchange.

We are subject to litigation proceedings, including antitrust proceedings, that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4 — Information on the Company — Regulatory Matters and Legal Proceedings” of this annual report, we are currently subject to a number of significant legal proceedings, including, but not limited to, tax matters in Mexico, as well as antitrust investigations in Europe and antitrust actions by private parties in Florida. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

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

In late 2010, the U.S. Environmental Protection Agency (the “EPA”) issued the final portland cement national emission standard for hazardous air pollutants under the federal Clean Air Act (“Portland Cement NESHAP”). This rule requires Portland cement facilities to limit emissions of mercury, total hydrocarbons, hydrochloric acid and particulate matter, and is scheduled to take effect in 2013. The EPA also promulgated New Source Performance Standards (“NSPS”) for cement plants at the same time. The Company, along with others in its industry, has challenged these rules in administrative and judicial proceedings. It is too soon to predict the outcome of these challenges, although the EPA recently agreed to reconsider certain aspects of the rules. It did not, however, delay implementation of the rules, and it refused to reconsider certain aspects of the rules considered important to us. If the rules take effect as proposed, they could have a material impact on our business or results of operations.

In addition, the Company and others in its industry have challenged the EPA’s final emissions standards for commercial and industrial solid waste incinerators (“CISWI”), which were published in March 2011. The challenges assert, among other things, that the rules impermissibly overlap with the Portland Cement NESHAP and create ambiguity with respect to how portland cement kilns will be regulated in the future. If the rules take effect as proposed, they could have a material impact on our business or results of operations. In May 2011, the EPA announced that it will postpone implementation of the standards while it reconsiders portions of the rules and addresses related legal challenges. We cannot predict when the EPA will take action to implement the rules, nor whether the rules will be modified as a result of the pending administrative and judicial proceedings.

The EPA also has proposed regulating Coal Combustion Products (“CCPs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation And Recovery Act (“RCRA”). We use CCPs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material, in some of our ready-mix concrete products. It is too early to predict how the EPA will ultimately regulate CCPs, but if CCPs are regulated as a hazardous or special waste in the future, it may result in changes to the mix of our products away from ones that use CCPs as a raw material. Based on current information, we believe, although there can be no assurance, that such matters will not have a material impact on us.

Efforts to address climate change through domestic federal, state and regional laws and regulations, as well as through international agreements and the laws and regulations of other countries, to reduce the emissions of greenhouse gases (“GHGs”) can create risks and uncertainties for our business. This is because the cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by product of the calcination process. Such risks could include costs to purchase allowances or credits to meet GHG emission caps, costs required to provide equipment to reduce emissions to comply with GHG limits or required technological standards, or decreased profits or losses arising from decreased demand for our goods or higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls.

The EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. The EPA issued a Mandatory Reporting of GHG Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. We are in the process of complying with this regulation, and do not expect a material economic impact on us.

In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to the EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, would need to apply for a PSD permit as of January 2, 2011, for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2e”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the Clean Air Act would need to acquire a PSD permit for construction or modification activities that increase CO2e by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Beginning in July 2011, any new source that emits 100,000 tons/year of CO2e or any existing source that emits 100,000 tons/year of CO2e and undergoes modifications that would emit 75,000 tons/year of CO2e, must comply with PSD obligations. PSD permits can involve significant costs and delay.

In addition, environmental groups have challenged the recently issued NSPS for the cement sector claiming that EPA violated the Clean Air Act by failing to include limits for GHG emission. The costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

On the legislative front, during the past few years, various bills have been introduced in the U.S. Congress seeking to establish caps or other limits on GHG emissions. It is not possible at this time to predict whether any federal climate change legislation may be enacted, what that legislation may provide or whether it may impact existing federal regulations or state laws or regulations on GHG emissions. Therefore, it is not possible at this time to predict how such legislation would impact our U.S. operations. However, any impositions by legislation of significant costs or limitations on raw materials, fuel or production, or requirements for reductions of GHG emissions, could have a significant impact on the cement manufacturing industry and a material economic impact on our U.S. operations, including competition from imports in countries where such costs are not imposed on manufacturing.

In addition to pending U.S. federal regulation and legislation, states and regions are establishing or seeking to establish their own programs to reduce GHG emissions, including from manufacturing sectors. For example, California passed AB 32 into law in 2006, which, among other things, seeks a statewide reduction of GHG emissions to 1990 levels by 2020. In December 2008, the California Air Resource Board (“CARB”) approved a plan to implement AB32, which includes a cap-and-trade program beginning in 2012. The program has been challenged in litigation, but if it takes effect, there can be no assurance that it will not have a material impact on our operations in California.

Also, in 2007, CARB approved a regulation that will require California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets will require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines, which will result in higher equipment related expenses or capital investments. The company may incur substantial expenditures to comply with these requirements. In December 2010, CARB amended both regulations to grant economic relief to affected fleets by extending certain compliance dates and modifying compliance requirements.

Finally, there are ongoing efforts on the international front to address GHG emissions. We are actively monitoring negotiations of the United Nations Framework Convention on Climate Change (“UNFCCC”), and we operate in countries that are signatories to the Kyoto Protocol, which establishes GHG emission reduction targets for developed country parties to the protocol, such as the countries of the European Union. Hence, our operations in the United Kingdom, Spain, Germany, Latvia and Poland are subject to binding caps on CO2 emissions imposed by member states of the European Union as a result of the European Commission’s directive establishing the European Emissions Trading System (“ETS”) to implement the Kyoto Protocol. Under this directive, companies receive from the relevant member states set limitations on the levels of CO2 emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant monetary penalties. For the years 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. In December 2008, the European Commission, Council, and Parliament reached an agreement on a new Directive that will govern emissions trading after 2012. One of the main features of the Directive is that a European-wide benchmark will be used to allocate free allowances among installations in the cement sector according to their historical clinker production. On April 27, 2011, the European Commission adopted a Decision setting out the rules, including benchmarks of GHG emissions performance, to be used by the Member States in calculating the number of allowances to be allocated free annually to industrial sectors, including the cement sector, that are deemed to be exposed to the risk of carbon leakage. Based on the criteria in the Decision, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) will be sufficient to operate, assuming that the cement industry continues to be considered a trade exposed industry. As a result of continuing uncertainty regarding final allowances, however, it is premature to draw conclusions regarding the overall position of all of our European cement plants. Also, separate cap-and-trade schemes may be adopted in individual countries outside the EU. For example, there is now a trading scheme in place in Croatia.

Under the ETS, we seek to reduce the impact of any excess emissions by either reducing the level of CO2 released in our facilities or by implementing clean development mechanism (“CDM”) projects under the Kyoto Protocol in emerging markets. We have registered 5 CDM projects. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results.

Although we monitor other international efforts to regulate GHG emissions carefully, it is more difficult to estimate the potential impact of any international agreements under the UNFCCC or through other international or multilateral instruments. A Conference of Parties was held in December 2010 in Cancún, Mexico, but no binding legal agreements were reached there.

In conclusion, given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries.

In addition to the risks identified above arising from actual or potential statutory and regulatory controls, severe weather, rising seas, higher temperatures and other effects that may be attributable to climate change may impact any manufacturing sector in terms of direct costs (e.g., property damage and disruption to operations) and indirect costs (e.g., disruption to customers and suppliers, higher insurance premiums, potential lawsuits over emissions). Because the impacts of climate change are still subject to scientific debate and the related law is developing, we cannot at this time predict the impact that such matters may have on our future business or operations.

As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). Under various laws, we may be subject to claims related to exposure to these or other substances. Based on our past experience, we believe, although there can be no assurance, that such claims will not have a material impact on our business or operations.

Environmental laws and regulations also impose liability and responsibility on present and former owners, operators or users of facilities and sites for hazardous substance contamination at such facilities and third-party disposal sites without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot provide assurance that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures.

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

With the acquisitions of RMC in 2005 and Rinker in 2007, our geographic diversity has significantly increased. As of December 31, 2010, we had operations in Mexico, the United States, the United Kingdom, Spain, the Rest of Europe region, South America, Central America and the Caribbean region (which includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), Africa and the Middle East (which includes our subsidiaries in Egypt, the UAE and Israel) and Asia (which includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region).

We sold our operations in Australia on October 1, 2009. As of December 31, 2010, after eliminations resulting from consolidation, our operations in Mexico represented approximately 12% of our total assets, our operations in the U.S. represented approximately 43% of our total assets, our operations in Spain represented approximately 10% of our total assets, our operations in the United Kingdom represented approximately 6% of our total assets, our operations in Germany represented approximately 2% of our total assets, our operations in France represented approximately 3% of our total assets, our operations in the Rest of Europe represented approximately 4% of our total assets, our operations in South America, Central America and the Caribbean represented approximately 6% of our total assets, our operations in Africa and the Middle East represented approximately 3% of our total assets, our operations in Asia represented approximately 2% of our total assets, and our other operations represented approximately 9% of our total assets. For the year ended December 31, 2010, before eliminations resulting from consolidation in Peso terms, our operations in Mexico represented approximately 23% of our net sales, our operations in the U.S. represented approximately 17% of our net sales, our operations in Spain represented approximately 4% of our net sales, our operations in the United Kingdom represented approximately 8% of our net sales, our operations in Germany represented approximately 7% of our net sales, our operations in France represented approximately 7% of our net sales, our operations in the Rest of Europe represented approximately 7% of our net sales, our operations in South America, Central America and the Caribbean represented approximately 11% of our net sales, our operations in Africa and the Middle East represented approximately 8% of our net sales, our operations in Asia represented approximately 3% of our net sales and our other operations represented approximately 5% of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income.

For a geographic breakdown of our net sales for the year ended December 31, 2010, please see “Item 4 — Information on the Company — Geographic Breakdown of Our 2010 Net Sales.”

Our operations in South America, Central America and the Caribbean are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. The government of Venezuela has paid no compensation to the CEMEX affiliates, CEMEX Caracas Investments B.V. and CEMEX Caracas II Investments B.V. (together, “CEMEX Caracas”), which held a 75.7% interest in CEMEX Venezuela, or to any other former CEMEX Venezuela shareholder. On October 16, 2008, CEMEX Caracas filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, pursuant to the bilateral investment treaty between the Netherlands and Venezuela, seeking relief for the expropriation of their interest in CEMEX Venezuela. The ICSID arbitral tribunal, or ICSID Tribunal, has been constituted, and the arbitration is now in the merits phase, the jurisdiction aspects having been concluded by the issuance of the award discussed below. We are unable at this preliminary stage to estimate the likely range of potential recovery (if any) or to determine what position the government of Venezuela will take in these proceedings, the nature of the award that may be issued by the ICSID Tribunal, and the difficulties of collection of any possible monetary award issued to CEMEX Caracas, among other matters. See “Item 4 — Information on the Company — Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Our operations in Africa and the Middle East have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. There can be no assurance that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability.

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt then issued a statement expressing a commitment to oversee an orderly transition of power by holding elections under a stable environment. Since then, demonstrations and protests have continued to take place across Egypt. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this annual report. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt, which could affect demand for building materials, and interruptions in services, such as banking, which could have a material adverse effect on our operations in Egypt.

There have been terrorist attacks in countries in which we maintain operations, and ongoing threats of future terrorist attacks. There can be no assurance that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

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

The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX, S.A.B. de C.V. to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform will require CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. In 2010, we were required to pay, at the new 30% tax rate, 25% of Additional Consolidation Taxes resulting from eliminating the tax consolidation effects from 1999 to 2004. The remaining 75% is payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014.

Additional Consolidation Taxes arising after 2004 will be taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with the changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (U.S.$799 million), of which approximately Ps8.2 billion (U.S.$628 million) were recognized under “Other non-current assets” in connection with the net liability recognized before the new tax law and that we expect to realize in connection with the payment of this tax liability; and approximately Ps2.2 billion (U.S.$171 million) were recognized under “Retained earnings,” considering special provisions under MFRS, for the portion, according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation that represented the transfer of resources within such group. In December 2010, the tax authority in Mexico granted us the option to defer the calculation and payment of income taxes, until a subsidiary is disposed of or until CEMEX eliminates the tax consolidation, over the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated taxes payable by approximately Ps2,911 million against a credit to “Retained earnings.” In our U.S. GAAP reconciliation of our 2010 and 2009 financial statements, the approximately income of Ps2.9 billion (U.S.$236 million) and expense of Ps2.2 billion (U.S.$171 million), respectively, recognized under “Retained earnings” under MFRS were reclassified under U.S. GAAP to income tax revenue for the period in 2010 and income tax expense for the period in 2009.

As of December 31, 2010, our estimated payment schedule of remaining taxes payable resulting from changes in the tax consolidation regime was as follows: approximately Ps501 million in 2011, approximately Ps667 million in 2012, approximately Ps667 million in 2013, approximately Ps1.9 billion in 2014 and approximately Ps6.3 billion in 2015 and thereafter. For the year ended December 31, 2010, we paid Ps325 million (U.S.$26 million) in respect of Additional Consolidated Taxes. See notes 2N and 15A to our consolidated financial statements included elsewhere in this annual report.

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

Under Mexican law, the protections afforded to non-controlling shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and us, our directors, our officers or our controlling shareholders, if any, are less developed under Mexican law than under United States law, generally only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S. and other laws. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States. As a result, in practice it may be more difficult for our non-controlling shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a United States company.

ADS holders may only vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.

Under the terms of the ADSs and our by-laws, a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to Series B shares represented by the CPOs deposited with the depositary, but not with respect to the Series A shares represented by the CPOs deposited with the depositary. ADS holders will not be able to directly exercise their right to vote unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs) and may not receive voting materials in time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not voted as they requested. In addition, ADS holders are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate to vote the B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the A shares and the B shares represented by the CPOs at any meeting of holders of A shares or B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, A shares or B shares, as appropriate.

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

Mexican Peso Exchange Rates

Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso appreciated against the Dollar by approximately 5% in 2005, depreciated against the Dollar by approximately 2%, 1% and 26% in 2006, 2007 and 2008, respectively, appreciated against the Dollar by approximately 5% in 2009, and appreciated against the Dollar by approximately 6% in 2010. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. CEMEX accounting rates represent the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year ended December 31,	End of Period	Average(1)	High	Low	End of Period	Average(1)	High	Low
2005	10.62	10.85	11.38	10.42	10.63	10.89	11.41	10.41
2006	10.80	10.91	11.49	10.44	10.80	10.90	11.46	10.43
2007	10.92	10.93	11.07	10.66	10.92	10.93	11.27	10.67
2008	13.74	11.21	13.96	9.87	13.83	11.15	13.92	9.92
2009	13.09	13.51	15.57	12.62	13.06	13.50	15.41	12.63
2010	12.36	12.67	13.21	12.15	12.38	12.64	13.19	12.16

Monthly (2010-2011)
November	12.49		12.50	12.21	12.45		12.57	12.21
December	12.36		12.49	12.31	12.38		12.47	12.33
January	12.12		12.26	11.99	12.15		12.25	12.04
February	12.11		12.18	11.98	12.11		12.18	11.97
March	11.97		12.22	11.89	11.92		12.11	11.92
April	11.50		11.85	11.50	11.52		11.86	11.52
May	11.57		11.77	11.53	11.58		11.77	11.51
June(2)	11.86		11.91	11.64	11.87		11.87	11.64

(1)	The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	June noon buying rates are through June 10, 2011. CEMEX accounting rates are through June 13, 2011.

On June 13, 2011, the CEMEX accounting rate was Ps11.86 to U.S.$1.00. Between January 1, 2011 and June 10, 2011, the Peso appreciated by 4% against the Dollar, based on the noon buying rate for Pesos.

For a discussion of the financial treatment of our operations conducted in other currencies, see “— Selected Consolidated Financial Information.”

Selected Consolidated Financial Information

The financial data set forth below as of and for each of the five years ended December 31, 2010 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2010 and 2009 and for each of the three years ended December 31, 2010, 2009 and 2008 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included elsewhere in this annual report. Our audited consolidated financial statements for the year ended December 31, 2010 were approved by our shareholders at the annual shareholders general meeting, which was held on February 24, 2011.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed operating control. As a result, the financial data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 may not be comparable to that of prior periods.

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP. Beginning on January 1, 2008, according to MFRS B-10, “Inflation effects,” inflationary accounting is only applied in a high-inflation environment, defined by MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to all CEMEX subsidiaries regardless of the inflation level of their respective country. Beginning in 2008, only the financial statements of those subsidiaries whose functional currency corresponds to a country under high inflation are restated to take account of inflation. Designation of a country as a high or low inflation environment takes place at the end of each year and inflation is applied prospectively. During 2008, the financial statements of our subsidiaries in Costa Rica and Venezuela were restated; during 2009, the financial statements of our subsidiaries in Egypt, Nicaragua, Latvia and Costa Rica were restated; and during 2010, the financial statements of our subsidiaries in Egypt, Nicaragua and Costa Rica were restated.

Beginning in 2008, MFRS B-10 has eliminated the restatement of financial statements for the period as well as the comparative financial statements for prior periods into constant values as of the date of the most recent balance sheet. Beginning in 2008, the amounts of the statement of operations, statement of cash flows and statement of changes in stockholders’ equity are presented in nominal values; meanwhile, pursuant to MFRS B-10, amounts of financial statements for prior years are presented in constant Pesos as of December 31, 2007, the date in which inflationary accounting ceased to be generally applied. Until such date, the restatement factors for current and prior periods were calculated considering the weighted average inflation of the countries in which we operate and the changes in the exchange rates of each of these countries relative to the Mexican Peso, weighted according to the proportion that our assets in each country represent of our total assets.

The following table reflects the factor that was used to restate the originally reported Pesos as of and for the year ended December 31, 2006 to Pesos of constant purchasing power as of December 31, 2007:

	Annual Weighted Average Factor	Cumulative Weighted Average Factor to December 31, 2007
2006	1.0846	1.0846

Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “— Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below and, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps12.36 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2010. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2010 was Ps12.38 to U.S.$1.00. From December 31, 2010 through June 10, 2011, the Peso appreciated by approximately 4% against the Dollar, based on the noon buying rate for Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	As of and for the year ended December 31,
	2006		2007		2008		2009		2010
	(in millions of Pesos, except ratios and share and per share amounts)
Statement of Operations Information:
Net sales	Ps	213,767	Ps	228,152	Ps	225,665	Ps	197,801	Ps	178,260
Cost of sales(1)		(136,447)		(151,439)		(153,965)		(139,672)		(128,307)
Gross profit		77,320		76,713		71,700		58,129		49,953
Operating expenses		(42,815)		(45,103)		(45,612)		(42,289)		(39,110)
Operating income		34,505		31,610		26,088		15,840		10,843
Other expense, net(2)		(580)		(2,984)		(21,403)		(5,529)		(6,672)
Comprehensive financing result(3)		(505)		1,018		(28,326)		(15,106)		(15,627)
Equity in income of associates		1,425		1,487		869		154		(524)
Income (loss) before income tax		34,845		31,131		(22,772)		(4,641)		(11,980)
Discontinued operations(4)		—		288		2,097		(4,276)		—
Non-controlling net income		1,292		837		45		240		27
Controlling interest net income (loss)		27,855		26,108		2,278		1,409		(16,516)
Basic earnings (loss) per share(5)(6)(7)		1.29		1.17		0.09		0.05		(0.55)
Diluted earnings (loss) per share(5)(6)(7)		1.29		1.17		0.09		0.05		—
Dividends per share(5)(8)(9)		0.28		0.29		—		—		—
Number of shares outstanding(5)(10)		21,987		22,297		22,985		25,643		29,975
Balance Sheet Information:
Cash and temporary investments		18,494		8,108		12,900		14,104		8,354
Property, machinery and equipment, net		201,425		250,015		270,281		258,863		231,458
Total assets		351,083		542,314		623,622		582,286		515,097
Short-term debt		14,657		36,160		95,269		7,393		5,637
Long-term debt		73,674		180,636		162,805		203,751		197,181
Non-controlling interest and perpetual debentures(11)		22,484		40,985		46,575		43,697		19,524
Total controlling stockholders’ equity		150,627		163,168		190,692		213,873		194,176
Other Financial Information:
Net working capital(12)		10,389		15,108		16,358		12,380		9,051
Book value per share(5)(10)(13)		6.85		7.32		8.30		8.34		6.48
Operating margin		16.1%		13.9%		11.6%		8.0%		6.1%
Operating EBITDA(14)		48,466		48,752		45,787		36,153		29,317
Ratio of Operating EBITDA to interest expense(14)		8.38		5.53		4.49		2.68		1.80
Investment in property, machinery and equipment, net		16,067		21,779		20,511		6,655		4,726
Depreciation and amortization		13,961		17,666		19,699		20,313		18,474
Net cash flow provided by continuing operations(15)		47,845		45,625		38,455		33,728		21,838
Basic earnings (loss) per CPO(5)(6)(7)		3.87		3.51		0.30		0.18		(1.65)
U.S. GAAP(16)(17):
Statement of Operations Information:
Net sales	Ps	203,660	Ps	226,742	Ps	224,804	Ps	197,801	Ps	178,260
Operating income (loss)(17)		32,804		28,623		(42,233)		10,396		5,484
Controlling interest net income (loss)		26,384		21,367		(61,886)		(5,904)		(7,170)
Basic earnings (loss) per share		1.23		0.96		(2.31)		(0.21)		(0.23)
Diluted earnings (loss) per share		1.23		0.96		(2.31)		(0.21)		(0.23)
Balance Sheet Information:
Total assets		351,927		563,565		605,072		558,541		504,065
Perpetual debentures(11)		14,037		33,470		41,495		39,859		16,310

	As of and for the year ended December 31,
	2006	2007	2008	2009	2010
	(in millions of Pesos, except ratios and share and per share amounts)
Long-term debt(11)	69,375	164,497	162,810	203,602	197,068
Non-controlling interest	7,581	8,010	5,105	3,865	3,334
Total controlling stockholders’ equity	153,239	172,217	151,294	165,539	151,538

(1)	Cost of sales includes depreciation, as well as freight expenses of raw materials used in our producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item, and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of our distribution expenses line item, except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales.
(2)	Beginning in 2007, current and deferred Employees’ Statutory Profit Sharing (“ESPS”) is included within “Other expense, net.” Until December 31, 2006, ESPS was presented in a specific line item within the income taxes section of the statement of operations. The “Selected Consolidated Financial Information” data for 2006 were reclassified to conform to the presentation required beginning in 2007.
(3)	Comprehensive financing result includes financial expenses, financial income, results from financial instruments, including derivatives and marketable securities, foreign exchange result and monetary position result. See “Item 5 — Operating and Financial Review and Prospects.”
(4)	On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). “Discontinued operations” includes the results of our Australian operations, net of income tax, for the nine-month period ended September 30, 2009, the twelve-month period ended December 31, 2008 and the six-month period ended December 31, 2007. Accordingly, our financial information under MFRS and under U.S. GAAP presented above for the years ended December 31, 2007, 2008 and 2009 was restated to present our Australian operations as “Discontinued Operations.” See note 3B to our consolidated financial statements included elsewhere in this annual report.
(5)	Our capital stock consists of Series A shares and Series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of December 31, 2010, approximately 97.8% of our outstanding share capital was represented by CPOs. Each of our ADSs represents ten CPOs.
(6)	Earnings (loss) per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 18 to our consolidated financial statements included elsewhere in this annual report. Basic earnings (loss) per CPO is determined by multiplying the basic earnings (loss) per share for each period by three (the number of shares underlying each CPO). Basic earnings (loss) per CPO is presented solely for the convenience of the reader and does not represent a measure under MFRS.
(7)	Basic earnings per share in the table above for the years ended December 31, 2007, 2008 and 2009 are comprised of basic earnings per share of continuing operations of Ps1.16, Ps0.01 and Ps0.21, respectively, and basic earnings per share of discontinued operations of Ps0.01 in 2007, Ps0.08 in 2008 and a loss per share of Ps0.16 in 2009. Likewise, diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 are comprised of diluted earnings per share of continuing operations of Ps1.16, Ps0.01 and Ps0.21, respectively, and diluted basic earnings per share of discontinued operations of Ps0.01 in 2007, Ps0.08 in 2008 and a loss per share of discontinued operations of Ps0.16 in 2009. In 2006 and 2010, the results of operations and basic and diluted earnings (loss) per share are comprised solely of results from continuing operations. In 2010, diluted earnings per share are not presented because, pursuant to MFRS, diluted earnings per share shall not be disclosed when the result from continuing operations for the period is a loss.
(8)	Dividends declared at each year’s annual shareholders’ meeting are reflected as dividends of the preceding year.
(9)

In years prior to the 2008 fiscal year, our board of directors proposed, and our shareholders approved, dividend proposals, whereby our shareholders had a choice between stock dividends or cash dividends declared in respect of the prior year’s results, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in Pesos, were as follows: 2006, Ps0.81 per CPO (or Ps0.27 per share); 2007, Ps0.84 per CPO (or Ps0.28 per share); and 2008, Ps0.87 per CPO (or Ps0.29 per share). As a result of dividend elections made by shareholders, in 2006, Ps161 million in cash was paid and approximately 212 million additional CPOs were issued in respect of dividends declared for the 2005 fiscal year; in 2007, Ps147 million in cash was paid and approximately 189 million additional CPOs were issued in respect of dividends declared for the 2006 fiscal year; and in 2008, Ps214 million in cash was paid and approximately 284 million additional CPOs were issued in respect of dividends declared for the 2007 fiscal year. For purposes of the table, dividends declared at each year’s annual shareholders’ meeting for each period are reflected as dividends for the preceding year. We did not declare a dividend for fiscal years 2008, 2009 and 2010. At our 2008, 2009 and 2010 annual shareholders’ meetings, held on April 23, 2009, April 23, 2010, and February 24, 2011, respectively, our shareholders approved recapitalizations of retained earnings. New CPOs issued pursuant to each of the recapitalizations were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 334 million CPOs, approximately 384 million CPOs and approximately 401 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2008, 2009 and 2010 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

(10)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(11)	Non-controlling interest, as of December 31, 2006, 2007, 2008, 2009 and 2010, includes U.S.$1,250 million (Ps14,642 million), U.S.$3,065 million (Ps33,470 million), U.S.$3,020 million (Ps41,495 million), U.S.$3,045 million (Ps39,859 million) and U.S.$1,320 million (Ps16,310 million), respectively, that represents the nominal amount of the fixed-to-floating rate callable perpetual debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with MFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons. However, for purposes of our U.S. GAAP reconciliation, we record these debentures as debt and coupon payments thereon as part of financial expenses in our statement of operations.
(12)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(13)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(14)	Operating EBITDA equals operating income before amortization expense and depreciation. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA is reconciled below to operating income under MFRS as reported in the statements of operations, before giving effect to any non-controlling interest, and to net cash flows provided by continuing operations as reported in the statements of cash flows, which we consider to be the most comparable measure as determined under MFRS. Interest expense under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities of approximately Ps152 million for 2006, approximately Ps1,847 million for 2007, approximately Ps2,596 million for 2008, approximately Ps2,704 million for 2009 and approximately Ps1,624 million for 2010, as described in note 16D to our consolidated financial statements included elsewhere in this annual report.

	For the year ended December 31,
	2006		2007		2008		2009		2010
	(in millions of Pesos)
Reconciliation of operating EBITDA to Net cash flows provided by continued operations
Operating EBITDA	Ps	48,466	Ps	48,752	Ps	45,787	Ps	36,153	Ps	29,317

Less:
Operating depreciation and amortization expense		13,961		17,142		19,699		20,313		18,474
Operating income	Ps	34,505	Ps	31,610	Ps	26,088	Ps	15,840	Ps	10,843

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in millions of Pesos)

Plus / minus:
Changes in working capital excluding income taxes	2,270	(877)	1,299	(2,599)	100
Operating depreciation and amortization expense	13,961	17,142	19,699	20,313	18,474
Other cash expenses, net	(2,891)	(3,484)	(8,631)	174	(7,579)
Net cash flows provided by continued operations after income tax	47,845	44,391	38,455	33,728	21,838

(15)	For the two years ended December 31, 2006 and 2007, statements of cash flows were not required under MFRS; therefore net resources provided by operating activities included in this item for such years refer to the Statements of Changes in Financial Position and represent controlling interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions and including inflation effects and unrealized foreign exchange effects.
(16)	We have restated the information at and for the year ended December 31, 2006 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico, as required by Regulation S-X under the Exchange Act, instead of using the weighted average restatement factors used by us until December 31, 2007 according to MFRS and applied to the information presented under MFRS of prior years. These figures are presented in constant Pesos as of December 31, 2007, the last date in which inflationary accounting was applied (see note 2A to our consolidated financial statements included elsewhere in this annual report). The amounts for the years ended December 31, 2008, 2009 and 2010 are presented in nominal Pesos.
(17)	Operating loss under U.S. GAAP for the year ended December 31, 2008 includes impairment losses of approximately Ps67,202 million (U.S.$4,891 million).

Item 4 - Information on the Company

Unless otherwise indicated, references in this annual report to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis.

Business Overview

We are a publicly traded stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of Mexico, with our principal executive offices in Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265. Our main phone number is (011-5281) 8888-8888.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual shareholders’ meeting, this period was extended to the year 2100. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2010 of approximately 96.1 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 51 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 158 million tons, in each case based on our annual sales volumes in 2010. We are also one of the world’s largest traders of cement and clinker, having traded approximately 7.9 million tons of cement and clinker in 2010. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We operate globally with operations in North America, Europe, South America, Central America and the Caribbean, Africa and the Middle East and Asia. As of December 31, 2010, we had total assets of approximately Ps515 billion (U.S.$42 billion) and an equity market capitalization of approximately Ps131.8 billion (U.S.$10.7 billion).

As of December 31, 2010, our main cement production facilities were located in Mexico, the United States, Spain, the United Kingdom, Germany, Poland, Croatia, Latvia, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Egypt, the Philippines and Thailand. As of December 31, 2010, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity.

	As of December 31, 2010
	Assets after eliminations (in billions of Pesos)	Number of cement plants	Installed cement production capacity (millions of tons per annum)
North America
Mexico	63	15	29.3
United States	220	13	17.2
Europe
Spain	50	8	11.0
United Kingdom	31	3	2.8
Germany	11	2	4.9
France	15	—	—
Rest of Europe(1)	22	6	7.0
South America, Central America and the Caribbean(2)	30	11	12.8
Africa and the Middle East(3)	15	1	5.4

	As of December 31, 2010
	Assets after eliminations (in billions of Pesos)	Number of cement plants	Installed cement production capacity (millions of tons per annum)
Asia(4)	10	3	5.7
Cement and Clinker Trading Assets and Other Operations	48	—	—

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	Includes our subsidiaries in Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region, and, for purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2010, in a Lithuanian cement producer that operated one cement plant with annual installed capacity of 1.3 million tons of cement as of December 31, 2010.
(2)	Includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region.
(3)	Includes our subsidiaries in Egypt, the United Arab Emirates and Israel.
(4)	Includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region.

During the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following have been our most significant acquisitions over the last five years:

•

On July 1, 2007, we completed for accounting purposes the acquisition of 100% of the Rinker shares for a total consideration of approximately U.S.$14.2 billion (excluding the assumption of approximately U.S.$1.3 billion of Rinker’s debt). Rinker, then headquartered in Australia, was a leading international producer and supplier of materials, products and services used primarily in the construction industry, with operations primarily in the United States and Australia, and limited operations in China. Rinker operations in the United States consisted of two cement plants located in Florida with an installed capacity of 1.9 million tons of cement and 172 ready-mix concrete plants. In Australia, through its Readymix subsidiary, Rinker’s Australian operations, which we have since sold, comprised 344 operating plants including 84 quarries and sand mines, 243 concrete plants and 17 concrete pipe and product plants, as of the date of acquisition. In China, through its Readymix subsidiary, Rinker operated four concrete plants in the northern cities of Tianjin and Qingdao.

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

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations over the last five years:

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

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

•

On July 1, 2005, we and Ready Mix USA established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and 11 cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready

Mix USA LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA LLC. In a separate transaction, on September 1, 2005, we sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA LLC for approximately U.S.$125 million.

On January 11, 2008, in connection with the assets acquired from Rinker, and as part of our agreements with Ready Mix USA, a privately owned ready-mix concrete producer with operations in the Southeastern United States (described below), CEMEX contributed and sold to Ready Mix USA LLC, our ready-mix concrete joint venture with Ready Mix USA certain assets located in Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA LLC, and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA LLC, which in turn received bank loans of U.S.$135 million. Ready Mix USA LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX. See “Item 4 — Information on the Company — North America — Operation in the United States — Overview” for a description of Ready Mix USA LLC’s asset sale. On September 30, 2010, Ready Mix USA exercised its put option right. As a result, we will acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC, which have cement, aggregates, ready-mix and block assets located in the southeast region of the U.S. The acquisition will take place upon the closing of the transaction, which is expected in September 2011, after the performance of the obligations by both parties under the put option agreement. CEMEX’s purchase price for Ready Mix USA’s interests, including a non-compete and a transition services agreement, will be approximately U.S.$355 million. As of March 31, 2011, Ready Mix USA, LLC had approximately $23 million (unaudited) in net debt (debt minus cash and cash equivalents), which is subject to be consolidated upon closing of the transaction.

In connection with our ongoing efforts to strengthen our capital structure and regain financial flexibility, we are continuing a process aimed at divesting several assets management regards as non-core, and we are currently engaged in marketing for sale additional assets in our portfolio, which we do not consider strategic.

Geographic Breakdown of Our 2010 Net Sales

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2010:

For a description of a breakdown of total revenues by geographic markets for each of the years ended December  31, 2008, 2009 and 2010, please see “Item 5 — Operating and Financial Review and Prospects.”

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

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of our principal markets (particularly the United States, Mexico, Colombia, Central America, Eastern Europe, Egypt and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in the U.S., Spain, Italy and Australia.

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

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. For example, by directly bidding for, and managing the implementation of, concrete pavement projects, we are consolidating our leadership position in the infrastructure segment in Mexico. These concrete pavement projects include the refurbishment of major highways in Mexico, and in urban areas, such as Tijuana and Mexico City, among others.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

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

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall cement production related costs and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We also implemented several worldwide standard platforms as part of this process. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to reduce costs. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

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

Strengthen our capital structure and regain our financial flexibility

In light of the current global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt, improving cash flow generation and extending maturities. This ongoing effort has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15.1 billion in syndicated and bilateral bank facilities and private placement obligations and provides for a semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014. We have since then successfully completed several capital markets transactions, including: (i) in September 2009, the sale of a total of 1,495 million CPOs, directly or in the form of ADSs in a global offering for approximately U.S.$1.8 billion in net proceeds, (ii) in December 2009, the issuance of approximately Ps4.1 billion (approximately U.S.$315 million) in mandatory convertible securities, or the Mandatory Convertible Securities, in exchange for CBs, (iii) in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1,750 million aggregate principal amount of its 9.50% Senior Secured Notes due 2016 and €350 million aggregate principal amount of its 9.625% Senior Secured Notes due 2017, or together, the December 2009 Notes, (iv) in March 2010, the issuance of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015, or the 2010 Optional Convertible Subordinated Notes, (v) in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of its 9.25% Senior Secured Notes due 2020 and €115,346,000 aggregate principal amount of its 8.875% Senior Secured Notes due 2017, or together, the May 2010 Notes, in exchange for a majority in principal amount of our then outstanding perpetual debentures pursuant to an exchange offer, or the 2010 Exchange Offer, (vi) in January 2011, the issuance of U.S.$1.0 billion of the January 2011 Notes, (vii) in March 2011, the 2011 Private Exchange, (viii) in March 2011, the issuance of U.S.$977.5 million aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018 and (ix) in April 2011, the issuance of U.S.$800 million aggregate principal amount of the April 2011 Notes. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, the weighted average life of our indebtedness was 4.6 years and we had reduced indebtedness under the Financing Agreement by approximately U.S.$7.5 billion. We believe that our financial profile and resulting amortization schedule will enable us to operate in the normal course of business and take advantage of a potential upturn in the business cycle in our core markets. In addition, we expect that our financial profile will allow us to conduct our planned asset divestitures under better terms and conditions.

Asset Divestitures. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. In addition to the October 1, 2009 sale of our operations in Australia for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion), we sold our operations in the Canary Islands and Italy for approximately €310 million (U.S.$437 million) in 2008, and on June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for approximately U.S.$65 million. On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregates distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for approximately U.S.$88 million, which were used to reduce our outstanding debt and to enhance our liquidity position, and were sold at a loss of U.S.$38 million. These assets were acquired by CEMEX in

2007 as part of the acquisition of Rinker. We considered these facilities and properties to be non-core assets for our integrated cement, concrete, aggregates and building materials operations throughout the United States.

Global Cost-Reduction Program. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing a global cost-reduction program intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. During 2009, we completed the implementation of the initial stage of our global cost-reduction program, resulting in approximately U.S.$900 million of estimated annual cost savings. We estimate that approximately 60% of these cost-reduction savings are sustainable in the long-term; the remainder is short-term cost savings resulting from the scaling down of our operations in response to reduced demand for our products in the construction industry. Our global cost-reduction program encompasses different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During 2010, we continued with our cost-reduction initiatives and achieved an additional U.S.$150 million in annual cost savings. In addition, we are currently implementing additional initiatives intended to improve our operating results by approximately U.S.$250 million during 2011. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. CEMEX is targeting to generate approximately U.S.$400 million in annualized cost savings intended to improve our operating results by the end of 2012 through the implementation of this program, which contemplates an improvement in underperforming operations, a reduction in SG&A costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction program, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 24%, from 61,545 employees as of December 31, 2007 to 46,533 employees as of December 31, 2010. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008.

In addition, during 2009, we temporarily shut down (for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California, which had an installed cement production capacity of approximately 0.9 million tons per annum. The plant had been closed on a temporary basis since March 2009 due to economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States. We have no other set plans for the Davenport facility at this time. During the first quarter of 2011, due to the low levels of construction activity and increased costs, we have implemented a minimum margin strategy in our Arizona operations, through the closure of under-utilized facilities, the reduction of headcount, among other actions pursuing improvement in the profitability of our operations in the region.

Furthermore, we reduced our energy costs by actively managing our energy contracting and sourcing, and by increasing the use of alternative fuels. We believe that these cost-reduction measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure going forward.

Lower Capital Expenditures. In light of the continued weak demand for our products throughout most of our markets, we reduced (as agreed with our creditors under the Financing Agreement) capital expenditures related to maintenance and expansion of our operations to approximately U.S.$555 million during 2010, from approximately U.S.$636 million during 2009, and approximately U.S.$2.2 billion during 2008. This reduction in capital expenditures has been implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. Pursuant to the Financing Agreement, we cannot make aggregate capital expenditures in excess of U.S.$800 million for the year ending December 31, 2011 and for each year thereafter until the debt under the Financing Agreement has been repaid in full. We believe that these restrictions in capital expenditures do not affect our world-class operating and quality standards.

Having completed our initial refinancing process and several capital markets transactions to reduce our outstanding indebtedness under the Financing Agreement, implemented our initial cost-reduction measures and executed significant divestitures, we continue to focus on reducing existing indebtedness.

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

Foster our sustainable development

Our priorities include sustainable construction, low-income housing and infrastructure, carbon strategy, environmental and biodiversity management, strengthen local communities, partnership with key stakeholders and health and safety.

Lead in Sustainable Construction. We aim to take the lead in sustainable construction, which involves developing better building products and solutions that can be more sustainably produced, facilitate more efficient construction processes, and contribute to the overall sustainability of buildings and other infrastructure. Moreover, we support the design and transformation of buildings to consume significantly less energy, water, and other resources in their use, maintenance, renovation, and dismantling. In 2010, we introduced a carbon footprint tool —first of its kind in the building materials industry—that allows the company to measure the greenhouse gas emissions of all of our cement, ready-mix concrete, and aggregates products. It has been implemented in sites representing 58% of our total worldwide production.

Low income Housing and Infrastructure. We embrace our responsibility to support social and economic progress, especially in the developing countries where we operate. We believe we can make a difference by helping support affordable housing and better, more modern and durable community infrastructure such as roads and sidewalks, schools, hospitals, parks, and other public spaces. In Mexico, for example, during 2010 close to 10 million square meters of urban and highway concrete paving were completed, and more than 1,500 houses were built with support of CEMEX Vivienda.

Enhance our Carbon Strategy. Climate change poses significant challenges to our society, and we are committed to applying our skills, technologies, and determination to contribute to the development of a low-carbon economy. We have been successful in increasing fossil fuels substitution rates to 20.3% in 2010, almost double the 2008 level. We have recently introduced a new target of 35% substitution rate by 2015, by far the most ambitious in our industry.

Excellence in Environmental and Biodiversity Management. We are committed to mitigating the impacts that our plants, quarries, and logistics have on their surrounding communities and ecosystems. Toward this end, we have a set of global initiatives that include monitoring and controlling air emissions; managing land and conserving biodiversity within and around sites; minimizing disturbances such as noise, vibration, and traffic; optimizing water use; and reducing and recycling waste. Overall, we have quarry rehabilitation plans in place at 85% of our active cement and aggregates sites, and we are on track to achieve our target of 100% by 2015. We continued our successful partnership with BirdLife International in 2010 and completed a multi-year, comprehensive scoping study on the biodiversity status of CEMEX’s operations worldwide to facilitate a process that aims to enhance biodiversity conservation throughout our operations. The study mapped 543 sites and assessed their proximity to areas of high biodiversity value. In the 131 sites that overlap with areas of high biodiversity value we will implement biodiversity action plans within the next five years.

Strengthen Local Communities. By engaging in ongoing dialogue, we understand the needs and concerns of the communities in which we operate. We then leverage our core business strengths, including our institutional knowledge and experience, our employees’ talent and time, and our social investments, to support the social and economic development of those communities. Specifically, we contribute to disaster relief; promote employee volunteering; foster local environmental awareness; and support educational, cultural, and sports activities. In September 2010, the United Nations recognized CEMEX for its contributions towards achieving the Millennium Development Goals. Among the community development programs for which CEMEX is being recognized is Centros Productivos de Autoempleo, an initiative that establishes community centers where low-income families can produce basic building materials for the construction or expansion of their homes. By 2010, Patrimonio Hoy, our flagship low-income housing support program, with presence in five countries (Mexico, Colombia, Nicaragua, Costa Rica and the Dominican Republic), has assisted more than 300,000 families to improve their housing conditions.

Partnership with Key Stakeholders. We continuously interact with a wide variety of stakeholders to discuss and address society’s most pressing needs. Within our sustainability model, we have defined four core stakeholder groups: our people, our neighbors, our business partners, and our world. Beyond this, we actively engage with our sustainability reporting advisory panel, a group of leading experts, who provide important and valuable advice.

High Priority to Health and Safety. The safety, health, and well-being of our employees, contractors, and third parties affected by our operations are our highest priority. That is why we have introduced industry-leading safety systems to identify and address risks, implemented innovative employee health initiatives to promote well-being, and instituted line-manager ownership of health and safety to ensure that programs are implemented and led as effectively as possible.

•

Global Safety Leadership Training: In 2009, we developed LEGACY, a two-day safety leadership program, which provides our managers around the world with the tools and skills they need to promote safer operations. As of December 31, 2010, we had trained more than 2,100 supervisors and managers and had 140 employees who served as LEGACY trainers.

•

Driving and Contractor Safety: We participate in the Cement Sustainability Initiative and measure our compliance with best practices in driving and contractor safety to reduce fatal injuries from road traffic incidents, one of the leading causes of fatalities within our industry. During 2010, we set a performance baseline and established a five-year plan of preventive action that focuses on achieving 100% compliance with Cement Sustainability Initiative recommended practices for our driving safety performance and the performance of high-risk contractors throughout our operations. In 2010, 98% of our operations had local safety training programs for drivers, compared with 97% in 2009 and 81% in 2008.

•

Health Management: During 2010, we increased the percentage of our operations that have implemented a local health management system to 79%, from 76% in 2009 and 52% in 2008. To complement these systems, we developed our global Health Essentials campaign, which provides managers in all business units with practical and easy-to-use materials on 12 key topics including heart and back health, stress management and nutrition. In 2010, approximately 54% of our employees participated in annual medical exam programs.

In 2010, as a result of our efforts, we decreased total lost-time injuries, or LTIs, for employees by 19%, achieving an LTI rate of approximately 2.6 for the year (based on a per million hours worked). Despite this improvement, 46 people, including employees, contractors and third parties, died in incidents related to our operations in 2010. We are intensifying our safety training and incident prevention measures. In 2011, we are thoroughly changing our approach to safety. Leaders at all levels of the company will be held personally accountable for improving the safety performance of their operations. In addition, we will launch a new Health and Safety Policy and implement our new Health and Safety Management System, which is aligned to Occupational Health and Safety Advisory Services 18001, and which we expect to improve our health and safety performance.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2010:

	North America	Europe	South America, Central and the Caribbean	Africa and Middle East	Asia	Total CEMEX
Total fatalities, employees, contractors and other third parties (#)	25	4	7	7	3	46
Fatalities employees (#)	1	—	1	—	—	2
Fatality rate employees(1)	0.43	—	2.36	—	—	0.43
Lost-Time injuries (LTI), employees (#)	170	50	39	5	4	268
Lost-Time injuries (LTI), contractors (#)	64	26	16	14	3	123
Lost-Time injury (LTI) frequency rate, employees per million hours worked	3.1	1.7	3.6	0.9	1.1	2.6

(1)	Incidents per 10,000 people in a year.

In conjunction with these priorities, in 2010, CEMEX was both sponsor and participant at COP16, the 16th Conference of the Parties of the United Nations Framework Convention on Climate Change. We hosted a series of events that showcased our efforts at reducing GHG emissions and protecting biodiversity, and also demonstrated the significant role ready-mix concrete can play in a low-carbon world. Our sponsorship funds helped to offset a significant portion of the conference’s carbon emissions and support the Mexico-based Environmental Leadership for Competitiveness Program, where more than 500 small and medium size companies were benefited.

We are members of the World Business Council for Sustainable Development’s Cement Sustainability Initiative and the Urban Infrastructure Initiative.

Our Products

We always strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications.

Cement

Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Whether in bags or in bulk, we provide our customers with high-quality branded cement products and services. We tap our professional knowledge and experience to develop customized products that fulfill our clients’ specific requirements and foster sustainable construction. In many of the countries where we have cement operations, a large proportion of cement sold is a bagged, branded product. We often deliver the product to a large number of distribution outlets such that our bagged, branded cement is available to the end users in a point of sale in close proximity to where the product will be used. We strive to develop brand identity and recognition in our bagged product.

We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement. For limestone, clay and gypsum, requirements are based on chemical composition that, depending on the other materials available, matches with the quality demanded by the production process. For cement limestone, clay and gypsum, we run chemical tests to prepare the mining plan of the quarry, to confirm material quality and reduce variations in the mineral content. We consider that limestone and clay quality of our cement raw material quarries are adequate for the cement production process.

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2010, 58 of our 62 operative production plants used the dry process and four used the wet process. Our operative production plants that use the wet process are located in Colombia, Nicaragua and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, we also operate gypsum quarries in the United States, Spain, Dominican Republic and Egypt.

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

As part of our development and innovation strategy, in April 2011, we launched Promptis, our first global brand of ready-mix concrete. Promptis has been designed to retain workability for over 90 minutes, thus allowing the material to be easily handled before reaching its early compressive strength in as fast as 4 hours, allowing customers to increase efficiency in their projects.

Aggregates

We are one of the world’s largest suppliers of aggregates: primarily the crushed stone, sand and gravel, used in virtually all forms of construction. Customers use our aggregates for a wide array of uses, from a key component in the construction and maintenance of highways, walkways, and railways to an indispensable ingredient in concrete, asphalt, and mortar.

Aggregates are obtained from land-based sources such as sand and gravel pits and rock quarries or by dredging marine deposits. See “— Description of our raw materials reserves.”

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

Marine Aggregate Production. A significant proportion of the demand for aggregates is satisfied from rivers, lakes, and seabeds. Marine resources are increasingly important to the sustainable growth of the building materials industry. Marine aggregates also play an important role in replenishing beaches and protecting coastlines from erosion. At sea, satellite navigation is used to position a vessel precisely within its licensed dredging area. Vessels trail a pipe along the seabed and use powerful suction pumps to draw sand and gravel into the cargo hold. Dredged material is discharged at wharves, where it is processed, screened and washed for delivery.

Description of our raw materials reserves

We are a leading global provider of building materials, including cement, ready-mix concrete and aggregates. Our cement production process begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. We have access to limestone and clay quarries near most of our cement plant sites worldwide since these minerals are the main raw materials in the cement production process.

In addition, we are one of the world’s largest suppliers of aggregates, primarily hard rock, sand and gravel, obtained from quarries, to be used in ready mix concrete and other concrete-based products such as blocks and pipes.

Customers use our aggregates for a wide array of purposes, from a key component in the construction and maintenance of highways, walkways, and railways to an indispensable ingredient in concrete, asphalt and mortar. Aggregates can be used in their natural state or crushed into smaller size pieces.

The types of mine mostly used to extract raw materials for aggregates and cement production, are open pit or open cut, which relate to deposits of economically useful minerals or rocks that are found near the land surface. Open-pit mines that produce raw material for our industry are commonly referred to as quarries. Open-pit mines are typically enlarged until either the mineral resource is exhausted, or an increasing ratio of overburden to exploitable material makes further mining uneconomic. In some cases, we also extract raw materials by dredging underwater deposits.

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties. For the year ended December 31, 2010, approximately 11% of our total raw material needs were supplied by third-parties.

Reserves are considered as proven when all legal and environmental conditions have been met and permits have been granted. Proven reserves are those for which (i) the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations such as outcrops, trenches and quarry faces and (ii) the grade and/or quality are computed from the results of detailed sampling; and the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are those for which quantity and grade and/or quality are computed from information similar to that used from proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Our reserve estimates are prepared by CEMEX’s engineers and geologists and are subject to annual review by our corporate staff jointly with the regional technical managers associated to our business units. On specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. Over the three-year period ended December 31, 2010, we have employed third-parties (i) to review our cement raw materials reserves estimates in the United Kingdom, Germany, Croatia, Poland, Latvia, Philippines, Thailand and Puerto Rico, and (ii) to review our aggregates reserves estimates in Spain, Germany, France, Poland, Latvia, Austria, Czech Republic, Croatia, Hungary, Egypt, Israel, Malaysia, Panama and Nicaragua.

Reserves determination incorporates only materials meeting specific quality requirements. For aggregates used in ready mix concrete such requirements are based on hardness, shape and size; for cement raw materials (mainly limestone and clay), such requirements are based on a chemical composition that matches the quality demanded by the production process. In the case of cement raw materials, since chemical composition varies from production sites and even in the same site, we conduct geostatistical chemical tests and determine the best blending proportions to meet production quality criteria and to try to maintain an extraction ratio close to 100% of the reported reserves for such materials.

The main equipment utilized in our production sites is as follows:

•	In our cement facilities: drills, crushers, kilns, coolers, mills, packing/loading machines, pay loaders, excavators, off-road trucks and other material handling equipment.

•	In our ready-mix concrete facilities: batch plants, silos and mobile equipment and mixer trucks.

•	In our aggregates facilities: drills, crushers, screens, belt conveyors, pay loaders, excavators, trucks and other material handling equipment.

We believe that our facilities are in general good condition, adequate for efficient operations.

During 2010, our total quarry material production was approximately 210 million tons, of which approximately 62% was used for own consumption to produce cement, ready-mix concrete, and/or other products which are later sold to the public and the remaining 38% was directly sold to customers.

Our estimates distinguish between owned and leased reserves, the later determined over the term of the lease contract, and include only those permitted reserves which are proven and probable. As of December 31, 2010, the total surface of property in our quarries operations (including cement raw materials quarries and aggregates quarries), was approximately 109,380 hectares, of which approximately 73% was owned by us and approximately 27% was managed through lease contracts.

As of December 31, 2010, we operated 144 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are located at or near the cement plant facilities. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 58 years, assuming 2006-2010 average annual cement production (last five years average production).

The table set forth below presents our total permitted proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

Location	Mineral	Number of Quarries	Property Surface (hectares)		Reserves (Million tons)			Years to Depletion	2010 Annual Production	5 years Average Annual Production	Own Use
			Owned	Leased	Proven	Probable	Total
North America
Mexico(1)	Limestone	18	8,920	24	1,282	305	1,587	70	21.0	22.7	91%
	Clay	16	8,445	—	149	157	307	89	3.5	3.4	100%

United States(2)	Limestone	13	21,972	—	1,018	287	1,305	63	16.9	20.6	76%
	Clay	2	132	7	24	—	24	89	0.3	0.3	100%

Europe
Spain	Limestone	12	462	117	268	45	313	41	6.3	7.7	100%
	Clay	5	64	12	7	6	14	18	0.5	0.7	100%
	Others	2	102	9	1	13	14	65	0.1	0.2	100%

United Kingdom	Limestone	3	681	107	127	17	144	57	2.2	2.5	100%
	Clay	2	98	—	7	29	36	59	0.6	0.6	100%

Germany	Limestone	3	628	49	34	130	163	42	3.6	3.8	91%

Rest of Europe	Limestone	5	930	23	123	45	168	23	6.7	7.3	97%
	Clay	1	70	—	9	13	22	110	0.3	0.4	100%

Central and South America and the Caribbean
Colombia	Limestone	9	2,896	—	44	1	46	11	3.5	4.2	100%
	Clay	2	183	—	1	—	1	52	0.0	0.0	100%

Rest of Central and South America and the Caribbean	Limestone	15	962	134	307	475	782	123	8.0	6.4	100%
	Clay	8	540	60	57	36	94	195	0.6	0.5	100%
	Others	1	—	1,543	3	—	3	14	0.1	0.2	80%

Africa and the Middle East

Location	Mineral	Number of Quarries	Property Surface (hectares)		Reserves (Million tons)			Years to Depletion	2010 Annual Production	5 years Average Annual Production	Own Use
			Owned	Leased	Proven	Probable	Total
Egypt	Limestone	2	—	173	300	—	300	55	5.7	5.5	100%
	Clay	4	—	616	118	—	118	75	1.5	1.6	100%
	Others	5	—	299	27	—	27	179	0.1	0.2	100%

Asia
Philippines	Limestone	4	112	33	45	34	79	17	4.4	4.7	100%
	Clay	3	36	—	0	3	3	14	0.2	0.2	100%
	Others	5	58	25	8	26	35	49	0.7	0.7	100%

Rest of Asia	Limestone	1	7	—	5	2	7	6	0.0	1.3	100%
	Clay	3	9	—	0.2	—	0.2	3	0.0	0.1	100%

CEMEX Consolidated	Limestone	85	37,571	660	3,553	1,341	4,894	56	78.4	86.7
	Clay	46	9,576	695	374	245	619	79	7.4	7.8
	Others	13	160	1,875	40	40	80	60	1.0	1.3

	Totals	144	47,307	3,230	3,967	1,626	5,593	58	86.8	95.8

(1)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.
(2)	Our cement raw materials operations in the U.S. include two limestone quarries that also produce hard rock aggregates.

As of December 31, 2010, we operated 488 aggregates quarries across our global operations, not including our facilities dedicated to serve our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 26 years, assuming 2006-2010 average production (last five years average aggregates production).

The table set forth below, present our total permitted proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations.

Location	Mineral	Number of Quarries	Property Surface (hectares)		Reserves (Million tons)			Years to Depletion	2010 Annual Production	5 years Average Annual Production	Own Use
			Owned	Leased	Proven	Probable	Total
North America
Mexico	Hardrock	4	978	25	82	—	82	25	3.8	3.2	71%
	Others	10	128	230	21	2	23	5	4.6	4.7	69%

United States	Hardrock	14	8,415	4,527	240	115	354	25	7.0	14.2	27%
	Sand & Gravel	90	8,126	9,727	560	151	711	22	19.2	32.6	37%
	Others	16	2,344	1,218	52	158	209	35	4.4	5.9	18%

Europe
Spain	Hardrock	22	164	42	267	30	298	43	5.7	7.0	56%
	Sand & Gravel	8	504	162	61	5	66	20	2.0	3.2	64%
	Others	1	—	48	2	2	4	17	0.2	0.2	0%

United Kingdom	Hardrock	30	723	1,129	660	57	716	73	10.4	9.8	51%
	Sand & Gravel	95	3,938	2,471	79	215	294	41	6.3	7.2	51%

Germany	Hardrock	4	85	55	19	2	21	12	1.7	1.8	14%
	Sand & Gravel	40	1,931	915	77	50	127	14	10.2	9.4	40%
	Others	6	25	645	95	33	128	27	4.7	4.8	4%

France	Hardrock	9	141	571	119	15	133	49	2.4	2.7	15%
	Sand & Gravel	31	1,415	1,685	170	50	219	24	7.9	9.3	40%

Rest of Europe	Hardrock	16	339	669	109	6	115	28	2.4	4.1	11%
	Sand & Gravel	45	1,608	798	162	50	212	16	11.8	13.7	41%
	Others	20	587	61	61	8	69	21	2.2	3.3	29%

Central and South America and the Caribbean
Colombia	Sand & Gravel	5	557	—	16	4	20	11	1.2	1.9	100%

Location	Mineral	Number of Quarries	Property Surface (hectares)		Reserves (Million tons)			Years to Depletion	2010 Annual Production	5 years Average Annual Production	Own Use
			Owned	Leased	Proven	Probable	Total
Rest of Central and South America and the Caribbean	Hardrock	1	150	—	16	3	19	47	0.4	0.4	0%
	Others	8	53	1,161	11	50	61	50	1.3	1.2	36%

Africa and the Middle East
Egypt	Others	2	—	2	1	—	1	2	0.5	0.5	88%

Rest of Africa and Middle East	Hardrock	6	—	341	100	41	141	14	10.4	9.8	43%
	Sand & Gravel	2	—	43	2	—	2	4	0.3	0.4	27%

Asia
Rest of Asia	Others	3	69	37	18	6	25	12	2.1	2.1	52%

CEMEX Consolidated	Hardrock	106	10,996	7,359	1,611	269	1,880	36	44.1	52.89
	Sand & Gravel	316	18,078	15,802	1,127	524	1,651	21	59.0	77.7
	Others	66	3,206	3,402	261	259	520	23	20.1	22.8

	Totals	488	32,280	26,563	2,999	1,052	4,050	26	123.2	153.3

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

Our Corporate Structure

We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2010. The chart also shows, for each company, our approximate direct or indirect percentage equity or economic ownership interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include our intermediary holding companies and our operating company subsidiaries.

OUR CORPORATE STRUCTURE AS OF DECEMBER 31, 2010

CEMEX, S.A.B. de C.V. (Mexico)
CEMEX México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Centro Distribuidor de Cemento, S.A. de C.V. (Mexico) 100% (2)
New Sunward Holding B.V. (Netherland) 100% (3) (4)
New Sunward Holding Financial Ventures B.V. (Netherland) 100%
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100%
CEMEX UK (United Kingdom) 100% (7)
CEMEX Investments Limited (United Kingdom) 100% (8)
CEMEX Venezuela, S.A.C.A. (Venezuela) 75.7% (15)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
Cemex Materials LLC. (United States) 100%
CEMEX Polska sp.z.o.o. (Poland) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (16)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
CEMEX SIA (Latvia) 100%
CEMEX Czech Operations, s.r.o. (Czech Rep.) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX Colombia, S.A. (Colombia) 99.7%
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
EMBRA AS (Norway) 100% (9)
Readymix Argentina, S.A. (Argentina) 100%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (13)
CEMEX Deutschland AG (Germany) 100%
Akmenes Cementas AB (Lithuania) 33% (17)
Cemento Bayano, S.A. (Panama) 99.5%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX Austria AG (Austria) 100%
CEMEX Jamaica (Jamaica) 100%
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Cemex Hungária Kft (Hungary) 100%
Readymix plc (Ireland) 61.2% (14)
Solid Cement Corp. (Philippines) 100% (10) (11)
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (11)
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 49% (12)
APO Cement Corporation (Philippines) 100% (11)

(1)	Includes approximate 99.87% interest pledged as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral.

(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and Centro Distribuidor de Cemento, S.A. de C.V. indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes the interest of New Sunward, CEMEX, S.A.B. de C.V. and other subsidiaries of the group.
(6)	Includes approximate 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and the CEMEX France Gestion (S.A.S.) 30.61% interest.
(8)	Formerly RMC.
(9)	EMBRA AS is an operational company and also the holding company for operations in Finland, Norway and Sweden.
(10)	Includes CEMEX Asia Holdings’ 70% economic interest and the 30% interest of CEMEX España.
(11)	Represents CEMEX Asia Holdings’ indirect economic interest.
(12)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(13)	Includes CEMEX (Costa Rica) S.A.’s 98% interest and CEMEX España’s 2% indirect interest.
(14)	Registered business name is CEMEX Ireland.
(15)	On June 18, 2008, the Government of Venezuela promulgated a Nationalization Decree, mandating that the cement production industry in Venezuela be reserved for the Government of Venezuela. On August 18, 2008, an Expropriation Decree was issued by the President of Venezuela.
(16)	As of December 4, 2009, Dalmacijacement d.d. changed its name to CEMEX Hrvatska d.d.
(17)	Represents our 33.95% interest in ordinary shares and our 11.64% interest in preferred shares.

North America

For the year ended December 31, 2010, our business in North America, which includes our operations in Mexico and the United States, represented approximately 40% of our net sales before eliminations. As of December 31, 2010, our business in North America represented approximately 48% of our total installed cement capacity and approximately 55% of our total assets. With the acquisition of Rinker, our North American operations increased significantly.

Our Operations in Mexico

Overview. Our operations in Mexico represented approximately 23% of our net sales in Peso terms, before eliminations resulting from consolidation, for the year ended December 31, 2010, and approximately 12% of our total assets as of December 31, 2010.

As of December 31, 2010, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México is a direct subsidiary of CEMEX, S.A.B. de C.V. and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

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

We anticipate spending a total of approximately U.S.$570 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$303 million in 2008, approximately U.S.$30 million in 2009 and approximately U.S.$1 million in 2010. In addition, we expect to spend approximately U.S.$2 million in 2011 and approximately U.S.$108 million thereafter. We expect that this investment will be fully funded with free cash flow generated during the construction period.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2010, approximately 900 independent concessionaries with more than 2,500 stores were integrated into the Construrama program, with nationwide coverage.

The Cement Industry in Mexico. According to INEGI, Mexico’s construction GDP remained flat in 2010 compared to 2009. For the full year 2010, total construction investment increased 0.7%, primarily as a result of a 6% increase in infrastructure spending, offset by an estimated decrease in the residential and non-residential sectors of 1.5% and 4.0%, respectively.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2010 accounted for approximately 65% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 30% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

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

Our Operating Network in Mexico

During 2010, we operated 13 out of a total of 15 plants (two were temporarily shut down given market conditions) and 92 distribution centers (including seven marine terminals) located throughout Mexico. We operate modern plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low-land transportation costs to export to U.S., Caribbean, Central and South American markets.

Products and Distribution Channels

Cement. Our cement operations represented approximately 54% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2010. Our domestic cement sales volume represented approximately 97% of our total cement sales volume in Mexico for 2010. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The five most important distributors in the aggregate accounted for approximately 9% of our total cement sales in Mexico by volume in 2010.

Ready-Mix Concrete. Our ready-mix operations represented approximately 22% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2010. Our ready-mix operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 3% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2010.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 3% of our total cement sales volume in Mexico for 2010. In 2010, approximately 18% of our cement and clinker exports from Mexico were to the United States, 68% to Central America and the Caribbean and 14% to South America.

The cement and clinker exports by our operations in Mexico to the U.S. are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Our exports of Mexican gray cement from Mexico to the United States were subject to an anti-dumping order that was imposed by the Commerce Department on August 30, 1990. In March 2006, the Mexican and U.S. governments entered into an agreement to eliminate U.S. anti-dumping duties on Mexican cement imports following a three-year transition period beginning in 2006. In 2006, 2007 and 2008, Mexican cement imports into the U.S. were subject to volume limitations of 3 million tons, 3.1 million and 3.0 million tons per year, respectively. Quota allocations to Mexican companies that import cement into the U.S. are made on a regional basis. The transitional anti-dumping duty during the three-year transition period was lowered to U.S.$3.00 per ton, effective as of April 3, 2006, from the previous amount of approximately U.S.$26.00 per ton. Restrictions imposed by the United States on Mexican cement imports were eliminated in April 2009. For a more detailed description of the terms of the agreement between the Mexican and U.S. governments, please see “Item 4 — Information on the Company — Regulatory Matters and Legal Proceedings — Anti-Dumping.”

Production Costs. Our cement plants in Mexico primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with PEMEX pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of petcoke per year, including TEG coke consumption, through 2022 and 2023. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 9% of the total fuel consumption for our operations in Mexico in 2010.

In 1999, we reached an agreement with the TEG consortium for the financing, construction and operation of a 230 megawatt (“MW”) energy plant in Tamuin, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. As part of the original agreement, we committed to supply the energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement we entered into with PEMEX. These agreements were reestablished under the same conditions in 2007 with the new operator and the term was extended until 2027. The agreement with PEMEX, however, was not modified and terminates in 2024. Consequently, for the last 3 years of the agreement, we intend to purchase the required fuel in the market. For the years ended December 31, 2008, 2009 and 2010, the power plant has supplied approximately 65%, 74% and 73%, respectively, of our overall electricity needs during such years for our cement plants in Mexico.

In April 2007, we and Acciona formed an alliance to develop a wind farm project for the generation of 250 MW in Juchitan, Oaxaca, Mexico. We acted as sponsors of the project, which was named EURUS. Acciona provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between us and Acciona establish that our cement plants in Mexico should acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. The power plant had a cost of approximately U.S.$550 million.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2010, we had 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 29.3 million tons per year. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 70 and 89 years, respectively, assuming 2006-2010 average annual cement production levels. As of December 31, 2010, all our production plants in Mexico utilized the dry process.

As of December 31, 2010, we had a network of 85 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 325 ready-mix concrete plants throughout 79 cities in Mexico, more than 2,600 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our Global Cost-Reduction Program we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico. In addition, in 2010, we closed approximately 6% of our production capacity in our ready-mix plants throughout Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$497 million in 2008, U.S.$84 million in 2009 and U.S.$87 million in 2010 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$84 million in our operations in Mexico during 2011.

Our Operations in the United States

Overview. Our operations in the United States represented approximately 17% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 43% of our total assets, for the year ended December 31, 2010. As of December 31, 2010, we held 100% of CEMEX, Inc., the main holding company of our operating subsidiaries in the United States.

As of December 31, 2010, we had a cement manufacturing capacity of approximately 17.2 million tons per year in our operations in the United States, including nearly 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2010, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also had 46 rail or water served active cement distribution terminals in the United States. As of December 31, 2010, we had 326 ready-mix concrete plants located in the Carolinas, Florida, Georgia, Texas, New Mexico, Nevada, Arizona, California, Oregon and Washington and aggregates facilities in North Carolina, South Carolina, Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, Texas, and Washington, not including the assets of Ready Mix USA LLC, as described below.

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

On September 1, 2005, we had sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA LLC for approximately U.S.$125 million.

On January 11, 2008, in connection with the assets acquired from Rinker, and as part of our agreements with Ready Mix USA, CEMEX contributed and sold to Ready Mix USA LLC, certain assets located in Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA LLC and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA LLC, which, in turn, received bank loans of U.S.$135 million. Ready Mix USA LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX. The assets contributed and sold by CEMEX include: 11 concrete plants, 12 limestone quarries, four concrete maintenance facilities, two aggregate distribution facilities and two administrative offices in Tennessee; three granite quarries and one aggregates distribution facility in Georgia; and one limestone quarry and one concrete plant in Virginia. All these assets were acquired by us through our acquisition of Rinker.

Beginning on June 30, 2008, Ready Mix USA had a put option right, which, upon exercise, would require us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC at a price equal to the greater of a) eight times the companies’ operating cash flow for the trailing twelve months, b) eight times the average of these companies’ operating cash flow for the previous three years, or c) the net book value of the combined companies’ assets. On September 30, 2010, Ready Mix USA exercised its put option right. As a result, we will acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC, which have cement, aggregates, ready-mix and block assets located in the southeast region of the U.S. The acquisition will take place upon the closing of the transaction, which is expected in September 2011, after the performance of the obligations by both parties under the put option agreement. CEMEX’s purchase price for Ready Mix USA’s interests, including a non-compete and a transition services agreement, will be approximately U.S.$355 million. As of March 31, 2011, Ready Mix USA, LLC had approximately $23 million (unaudited) in net debt (debt minus cash and cash equivalents), which is subject to be consolidated upon closing of the transaction. Ready Mix USA will continue to manage Ready Mix USA, LLC, the joint venture in which it has a majority interest, until the closing of the transaction. As of December 31, 2010, CEMEX has not recognized a liability, as the fair value of the net assets exceeds the purchase price. Had the purchase price exceeded the fair value of the net assets acquired, a loss would have been recognized.

On February 22, 2010, Ready Mix USA LLC completed the sale of 12 active quarries and certain other assets to SPO Partners & Co. for U.S.$420 million. The active quarries, which consist of two granite quarries in Georgia, nine limestone quarries in Tennessee, and one limestone quarry in Virginia, are operated by Ready Mix USA LLC and were deemed non strategic by CEMEX and Ready Mix USA LLC. The proceeds from the sale were partly used to reduce debt held by Ready Mix USA LLC, and to effect a cash distribution of approximately U.S.$100 million to each joint venture partner, including CEMEX.

On September 18, 2007, we announced our intention to begin the permitting process for the construction of a 1.7 million ton cement manufacturing facility near Seligman, Arizona. The state-of-the-art facility will manufacture cement to serve the future growth of Arizona, including the Phoenix metropolitan area. As a result of current market conditions and consistent with the reduction of our expansion capital expenditure program, we have delayed the completion of this project. As of December 31, 2009, we had spent a total of approximately U.S.$14 million on this project, and we did not incur capital expenditures in 2010. We do not plan to incur capital expenditures in the construction of the Seligman Crossing Plant during 2011. During the first quarter of 2011, due to the low levels of construction activity and increased costs, we have implemented a minimum margin strategy in our Arizona operations, through the closure of under-utilized facilities, the reduction of headcount, among other actions pursuing improvement in the profitability of our operations in the region.

In February 2006, we announced a plan to construct a second kiln at our Balcones cement plant in New Braunfels, Texas in order to increase our cement production capacity to support strong demand amidst a shortfall in regional supplies of cement. The production capacity of the Balcones cement plant was approximately 1.1 million tons per year. The construction of the new kiln, which was designed to increase our total production capacity in the Balcones cement plant to approximately 2.2 million tons per year, was completed in the third quarter of 2008, although minor expenditures were made in 2009 and 2010. We spent a total of approximately U.S.$373 million in the construction of this new kiln, including U.S.$27 million in 2006, U.S.$187 million in 2007, U.S.$147 million in 2008, U.S.$10 million in 2009 and U.S.$2 million in 2010.

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

With the acquisition of Mineral Resource Technologies, Inc. in August 2003, we believe that we achieved a competitive position in the fly ash market. Fly ash is a mineral residue resulting from the combustion of powdered coal in electric generating plants. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the four largest fly ash companies in the United States, providing fly ash to customers in 25 states. We also own regional pipe and precast businesses, along with concrete block and paver plants in the Carolinas and Florida.

The Cement Industry in the United States. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors, namely, the residential sector, the industrial-and-commercial sector, and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, demand from the public sector is more stable and has helped to soften the decline in demand from the residential and industrial and commercial sectors during the current recession.

The construction industry has recently experienced the worst downturn in over 70 years as the fallout from the collapse of the housing sector caused massive losses in the financial sector, which resulted in extremely tight credit conditions and a deep U.S. recession that started in December 2007 and ended in June 2009. Under these conditions, cement demand declined 44% from 2006 to 2009. Expansionary monetary and fiscal policies resulted in more stable conditions in 2010, with real GDP growth of 2.9%. As a result, cement demand stabilized in 2010, declining, however, 1% from 2009. After a 73% decline in housing starts from 2005 to 2009, the housing sector stabilized in the second half of 2009 and improved slightly in 2010, with housing starts up 6%. Nominal construction spending for the industrial and commercial sector lagged the decline in the economy by a year, with declines of 26% in 2009 and 33% in 2010. Industrial and commercial contract awards, which drive future spending for this segment, declined 19% in 2010, but the pace of its year-over-year decline moderated to 10% in the final quarter of 2010 when compared to 40% in the first quarter of 2010. Nominal construction spending for the public sector remained more resilient during the recession, increasing 9% in 2008 and 1% in 2009 before declining 6% in 2010. Overall, we believe that cement demand should start growing again as the economic recovery leads to more job creation and better credit conditions.

Competition. The cement industry in the U.S. is highly competitive. We compete with national and regional cement producers in the U.S. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 6,000 ready-mix concrete plants that produce ready-mix concrete in the U.S. and about 70,000 ready-mix concrete mixer trucks that deliver the concrete to the point of placement. The NRMCA estimates that the value of ready-mix concrete produced by the industry is approximately U.S.$30 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the U.S., many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the U.S. for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the U.S. Geological Survey, during 2010 an estimated 3,900 companies operated approximately 6,000 sand and gravel sites and 1,600 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States. The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States (including the assets held through the Ready Mix USA LLC joint venture) as of December 31, 2010.

Products and Distribution Channels

Cement. Our cement operations represented approximately 31% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2010. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2010. Our ready-mix concrete operations in the U.S. purchase most of their cement requirements from our cement operations in the U.S. and roughly half of their aggregates requirements from our aggregates operations in the U.S. In addition, our 49.99%-owned Ready Mix USA LLC joint venture has purchased most of its cement requirements from our cement operations in the U.S. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 18% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2010. We estimate that, as of December 31, 2010, the hard rock and sand and gravel permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 25 and 22 years, respectively, assuming 2006-2010 average annual cement production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries. Ready Mix USA LLC has purchased most of its aggregates requirements from third parties.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 37% of our U.S. operations’ total production costs in 2010. We are currently implementing a program to gradually replace coal with more economic fuels such as petcoke and tires, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2010, the use of alternative fuels offset the effect on our fuel costs of a significant increase in coal prices. Power costs in 2010 represented approximately 16% of our cement operations in the United States’ cash manufacturing cost, which represents production cost before depreciation. We have improved the efficiency of our operations in the United States’ electricity usage, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2010, we operated 13 cement manufacturing plants in the U.S., with a total installed capacity of 17.2 million tons per year, including nearly 1.2 million tons representing our proportional interests through associates. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 63 and 89 years, respectively, assuming 2006-2010 average annual cement production levels. As of that date, we operated a distribution network of 46 cement terminals, 4 of which are deep-water terminals. All our cement production facilities in 2010 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest, and the Demopolis, Alabama and Clinchfield, Georgia plants, which are owned by CEMEX Southeast, LLC, an entity in which we own a 50.01% interest and Ready Mix USA owns a 49.99% interest. As of December 31, 2010, we had 326 wholly-owned ready-mix concrete plants and 83 aggregates quarries.

As of December 31, 2010, we also had interests in 187 ready-mix concrete plants and 10 aggregates quarries, which are owned by Ready Mix USA LLC.

As of December 31, 2010, we distributed fly ash through 14 terminals and 11 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 150 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities, and had interests in 21 concrete block facilities, which are owned by Ready Mix USA LLC.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 61% of our ready-mix plants capacity, 63% of our block manufacturing capacity and 81% of our aggregates quarries in the U.S.

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

Capital Expenditures. We made capital expenditures of approximately U.S.$391 million in 2008, U.S.$60 million in 2009 and U.S.$75 million in 2010 in our operations in the U.S. We currently expect to make capital expenditures of approximately U.S.$55 million in our operations in the U.S. during 2011. We do not expect to be required to contribute any funds with respect to the assets of the companies jointly-owned with Ready Mix USA as capital expenditures during 2011.

Europe

For the year ended December 31, 2010, our business in Europe, which includes our operations in Spain, the United Kingdom and our Rest of Europe segment, as described below, represented approximately 34% of our net sales before eliminations resulting from consolidation. As of December 31, 2010, our business in Europe represented approximately 27% of our total installed capacity and approximately 25% of our total assets.

Our Operations in Spain

Overview. Our operations in Spain represented approximately 4% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 10% of our total assets, for the year ended December 31, 2010.

As of December 31, 2010, we held 99.88% of CEMEX España, our operating subsidiary in Spain. Our cement activities in Spain are conducted by CEMEX España. Our ready-mix concrete activities in Spain are conducted by Hormicemex, S.A., a subsidiary of CEMEX España, and our aggregates activities in Spain are conducted by Aricemex S.A., a subsidiary of CEMEX España. CEMEX España is also a holding company for most of our international operations.

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain, including approximately €11 million in 2006, €19 million in 2007, €3 million in 2008, and €0.2 million in 2009. The first phase, which includes the cement mill with production capacity of nearly one million tons of cement per year, was completed in the last quarter of 2007. Execution of the second phase, which includes the new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, is at an initial stage, with no material investments made during 2010 or expected to be made during 2011.

During 2007, we increased our installed capacity for white cement at our Buñol plant, located in the Valencia region, through the installation of a new production line which became operational in the third quarter of 2007.

In February 2007, we announced that Cementos Andorra, a joint venture between us and Spanish investors (the Burgos family), intends to build a new cement production facility in Teruel, Spain. The new cement plant is expected to have an annual capacity in excess of 650,000 tons and will be completed depending on the improvement of market conditions in Spain. Our investment in the construction of the plant is expected to be approximately €138 million, including approximately €28 million in 2007, €58 million in 2008, €30 million in 2009, €3 million in 2010 and an expected €3 million in 2011. We hold a 99.34% interest in Cementos Andorra, and the Burgos family holds a 0.66% interest.

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and our 50% equity interest in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

The Cement Industry in Spain. According to our latest estimates, in 2010, investment in construction sector in Spain fell by about 12% when compared to 2009, primarily as a result of a severe correction in the housing sector, which fell by about 16%. According to the latest estimates from the Asociación de Fabricantes de Cemento de España, or OFICEMEN, the Spanish cement trade organization, cement consumption in Spain in 2010 decreased 15% compared to 2009.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports increased 9.5% in 2006 and decreased 10.5% in 2007, 40% in 2008, 62% in 2009 and 17% in 2010. Clinker imports have been significant, with increases of 19.7% in 2006 and 26.8% in 2007, but experienced a sharp decline of 46% in 2008, 60% in 2009 and 36% in 2010. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

Spain has traditionally been one of the leading exporters of cement in the world, exporting up to 13 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes of demand in the Mediterranean basin as well as the strength of the Euro and the changes in the domestic market. According to OFICEMEN, these export volumes decreased 22% in 2006 and 3% in 2007, increased 102% in 2008, 22% in 2009 and 33% in 2010.

Competition. According to our estimates, as of December 31, 2010, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of CEMEX España’s business strategy.

Our Operating Network in Spain

Products and Distribution Channels

Cement. Our cement operations represented approximately 61% of net sales for our operations in Spain before eliminations resulting from consolidation in 2010. CEMEX España offers various types of cement, targeting specific products to specific markets and users. In 2010, approximately 15% of CEMEX España’s domestic sales volume consisted of bagged cement, and the remainder of CEMEX España’s domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX España’s own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 21% of net sales for our operations in Spain before eliminations resulting from consolidation in 2010. Our ready-mix concrete operations in Spain in 2010 purchased almost 91% of their cement requirements from our cement operations in Spain, and approximately 75% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. Our aggregates operations represented approximately 8% of net sales for our operations in Spain before eliminations resulting from consolidation in 2010.

Exports. Exports of cement by our operations in Spain, which represented approximately 31% of net sales for our operations in Spain before eliminations resulting from consolidation, increased substantially in 2010 compared to 2009, primarily as a result of strategically increased exports to other countries, especially those located in Africa, to mitigate local volume declines. Export prices are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total export sales from Spain in 2010, 3% consisted of white cement, 47% of gray cement and 50% of clinker. In 2010, 10% of our exports from Spain were to Europe and the Middle East, 89% to Africa and 1% to other countries.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2010, we burned organic waste, tires and plastics as fuel, achieving, in 2010, a 33% substitution rate for petcoke in our gray and white clinker kilns for the year. During 2011, we expect to increase the quantity of these alternative fuels and to reach a substitution level of around 45%.

Description of Properties, Plants and Equipment. As of December 31, 2010, our operations in Spain included 8 cement plants located in Spain, with an installed cement capacity of 11 million tons, including 1.1 million tons of white cement. As of that date, we also owned two cement mills and operated one mill under a lease contract, 23 distribution centers, including eight land and 15 marine terminals, 106 ready-mix concrete plants, 27 aggregates quarries and 12 mortar plants. As of December 31, 2010, we owned eight limestone quarries located in close proximity to our cement plants and five clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 41 and 18 years, respectively, assuming 2006-2010 average annual cement production levels.

As part of our global cost-reduction program we have made temporary capacity adjustments and rationalizations in several cement plants in Spain. During 2010, four out of our eight cement plants have partially stopped cement production. In addition to these partial stoppages, our Villanova plant, located in Tarragona, and our Escombreras grinding mill, located in Cartagena, were closed temporarily during 2009, and will only resume production on a need basis. Moreover, the San Vicente plant, located in Alicante, and the Muel grinding mill, located in Aragón, have been permanently shutdown. Additionally, approximately 7% of our ready-mix concrete plants in Spain have been also temporarily closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$177 million in 2008, U.S.$74 million in 2009 and U.S.$46 million in 2010 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$39 million in our operations in Spain during 2011, including those related to the construction of the new cement production facility in Teruel, described above.

Our Operations in the U.K.

Overview. Our operations in the U.K. represented approximately 8% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 6% of our total assets, for the year ended December 31, 2010.

As of December 31, 2010, we held 100% of CEMEX Investments Limited (formerly RMC), the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the U.K. with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, roof tiles, flooring systems and sleepers for rail infrastructure.

The Construction Industry in the U.K. According to the U.K.’s Office for National Statistics, the level of GDP in 2010 as a whole in the U.K. was 1.4% higher than in 2009. Total construction output rose 5% in 2010, as compared to a 11% decline in 2009 over the preceding year. Both private and public sector housing grew, as did the rest of the public construction sector and infrastructure construction. According to the British Cement Association, domestic cement demand increased approximately 3% in 2010 compared to 2009. However, activity in the industrial sector was subdued, and commercial construction activity and repair and maintenance activity both experienced a decline.

Competition. Our primary competitors in the U.K. are Lafarge, Heidelberg, Tarmac, and Aggregate Industries (a subsidiary of Holcim), each with varying regional and product strengths.

Our Operating Network in the U.K.

Products and Distribution Channels

Cement. Our cement operations represented approximately 16% of net sales for our operations in the U.K. before eliminations resulting from consolidation for the year ended December 31, 2010. About 82% of our U.K. cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2010, our operations in the U.K. imported approximately 40 thousand metric tons of clinker from our cement operations in Spain.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of net sales for our operations in the U.K. before eliminations resulting from consolidation in 2010. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 15% of our 2010 U.K. sales volume. Our ready-mix concrete operations in the U.K. in 2010 purchased approximately 67% of their cement requirements from our cement operations in the U.K. and approximately 77% of their aggregates requirements from our aggregates operations in the U.K. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 25% of net sales for our operations in the U.K. before eliminations resulting from consolidation in 2010. In 2010, our U.K. aggregates sales were divided as follows: 49% were sand and gravel, 41% limestone and 10% hard stone. In 2010, 15% of our aggregates volumes were obtained from marine sources along the U.K. coast. In 2010, approximately 44% of our U.K. aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2010, fixed production costs were reduced by 6% and variable costs by 2% in the U.K. We continued to implement our cost reduction programs and increased the use of alternative fuels by 15% in 2010.

Ready-Mix Concrete. In 2010, we reduced our total U.K. production costs by approximately 8% by continuing to implement our cost reduction plans and down-sizing to match lower sales.

Aggregates. In 2010, we reduced fixed production costs by approximately 8% through ongoing cost reductions initiatives commenced in 2009 in response to the market decline.

Description of Properties, Plants and Equipment. As of December 31, 2010, we owned three cement plants and one clinker grinding facility in the U.K. (including Barrington, which remains mothballed since November 2008, but excludes Rochester, which closed permanently in October 2009 and was dismantled during 2010). Assets in operation at year-end 2010 represent an installed cement capacity of 2.8 million tons per year. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in the U.K. had an average remaining life of approximately 57 and 59 years, respectively, assuming 2006-2010 average annual cement production levels. As of December 31, 2010, we also owned 6 cement import terminals and operated 235 ready-mix concrete plants and 63 aggregates quarries in the U.K. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, roof tiles, sleepers and flooring businesses in the U.K.

In order to ensure increased availability of blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, we have built a new grinding and blending facility at the Port of Tilbury, located on the Thames River east of London. The new facility, which started operations during May 2009, has an annual grinding capacity of approximately 1.2 million tons per annum. In total, we spent approximately U.S.$93 million in the construction of this new grinding mill: U.S.$28 million in 2007, U.S.$41 million in 2008, U.S.$22 million in 2009 and U.S.$2 million in 2010.

As part of our global cost-reduction program we have made temporary capacity adjustments and rationalizations in our Barrington cement plant, which shut down cement production. In addition, we have closed approximately 5% of our ready-mix concrete plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$132 million in 2008, U.S.$58 million in 2009 and U.S.$53 million in 2010 in our operations in the U.K. We currently expect to make capital expenditures of approximately U.S.$37 million in our operations in the U.K. during 2011.

Our Operations in Germany

Overview. As of December 31, 2010, we held 100% of CEMEX Deutschland AG, our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete, aggregates and concrete products operations (consisting mainly of prefabricated concrete ceilings and walls).

The Cement Industry in Germany. According to Euroconstruct, total construction output in Germany increased by 3.4% in 2010. Data from the Federal Statistical Office indicate an increase in construction investments of 2.8% for 2010. Construction in the residential sector also increased by 4.4%. Due to the extremely early and harsh winter in Germany, construction works declined significantly in December 2010. According to preliminary calculations, the national cement consumption in Germany in 2010 dropped by 2.9% to 24.6 million tons, while the ready-mix concrete market showed a decrease of 3.7% and the decrease in the aggregates market was 2.2%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 82%, as estimated by us for 2009. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete markets and aggregates market is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2010, we operated two cement plants in Germany (not including the Mersmann plant). As of December 31, 2010, our installed cement capacity in Germany was 4.9 million tons per year (excluding the Mersmann plant cement capacity). We estimate that, as of December 31, 2010, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life of approximately 42 years, assuming 2006-2010 average annual cement production levels. As of that date, our operations in Germany included three cement grinding mills, 177 ready-mix concrete plants, 44 aggregates quarries, two land distribution centers for cement, fie land distribution centers for aggregates, and three maritime terminals, two for cement and one for aggregates. In 2006, we closed the kiln at the Mersmann cement plant, and we do not contemplate resuming operations at this plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$49 million in 2008, U.S.$31 million in 2009 and U.S.$47 million in 2010 in our operations in Germany, and we currently expect to make capital expenditures of approximately U.S.$32 million in 2011.

Our Operations in France

Overview. As of December 31, 2010, we held 100% of CEMEX France Gestion (S.A.S.), our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative.

The Cement Industry in France. According to INSEE (National Institute of Statistics and Economic Studies in France), total construction output in France declined by 5% in 2010. The decrease was primarily driven by an estimated decrease of 3.7% in the public works sector and a decrease of 17% in the non-residential sector, while residential construction increased approximately 1.2%. According to the French cement producers association, total cement consumption in France reached 19.8 million tons in 2010, a decrease of 3% compared to 2009.

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

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2010, we operated 247 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, 20 land distribution centers and 43 aggregates quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$41 million in 2008, U.S.$15 million in 2009 and U.S.$23 million in 2010 in our operations in France, and we currently expect to make capital expenditures of approximately U.S.$16 million during 2011.

Our Operations in the Rest of Europe

Our operations in the Rest of Europe which, as of December 31, 2010, consisted of our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Finland, Norway and Sweden, as well as our other European assets and our approximately 33% non-controlling interest in a Lithuanian company. These operations represented approximately 8% of our 2010 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 4% of our total assets in 2010.

Our Operations in the Republic of Ireland

Overview. As of December 31, 2010, we held 61.2% of Readymix plc, our main subsidiary in the Republic of Ireland. Our operations in the Republic of Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete blocks. As of December 31, 2010, we operated 37 ready-mix concrete plants, 27 aggregates quarries and 15 block plants located in the Republic of Ireland, Northern Ireland and the Isle of Man. We import and distribute cement in the Isle of Man.

The Construction Industry in the Republic of Ireland. According to Euroconstruct, total construction output in the Republic of Ireland is estimated to have decreased by 28% in 2010. The decrease reflected the continued contraction in the housing sector. We estimate that total cement consumption in the Republic of Ireland and Northern Ireland reached 2.1 million tons in 2010, a decrease of 25% compared to total cement consumption in 2009.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in the Republic of Ireland are CRH, the Lagan Group and Kilsaran.

Capital Expenditures. We made capital expenditures of approximately U.S.$49 million in 2008, U.S.$0.3 million in 2009 and U.S.$1 million in 2010 in our operations in the Republic of Ireland. We currently expect to make capital expenditures of approximately U.S.$1 million in our Irish operations during 2011.

Our Operations in Poland

Overview. As of December 31, 2010, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our main subsidiary in Poland. We are a leading provider of building materials in Poland serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2010, we operated two cement plants and one grinding mill in Poland, with a total installed cement capacity of three million tons per year. As of December 31, 2010, we also operated 41 ready-mix concrete plants, nine aggregates quarries, ten land distribution centers and two maritime terminals in Poland.

The Cement Industry in Poland. According to the Central Statistical Office in Poland, total construction output in Poland increased by 3.5% in 2010. In addition, according to our estimates, total cement consumption in Poland reached approximately 15.7 million tons in 2010, an increase of 2% compared to 2009.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff.

Capital Expenditures. We made capital expenditures of approximately U.S.$104 million in 2008, U.S.$7 million in 2009 and U.S.$10 million in 2010 in our operations in Poland, and we currently expect to make capital expenditures of approximately U.S.$31 million in Poland during 2011.

Our Operations in South-East Europe

Overview. As of December 31, 2010, we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2010, according to our estimates. As of December 31, 2010, we operated three cement plants in Croatia, with an installed capacity of 2.4 million tons per year. As of that date, we also operated 12 land distribution centers, four maritime cement terminals, eight ready-mix concrete facilities and one aggregates quarry in Croatia, Bosnia & Herzegovina, Slovenia, Serbia and Montenegro.

The Cement Industry in Croatia. According to our estimates, total cement consumption in Croatia alone reached almost 1.8 million tons in 2010, a decrease of 23% compared to 2009.

Competition. Our primary competitors in the cement market in Croatia are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$14 million in 2008, U.S.$8 million in 2009 and U.S.$10 million in 2010 in our operations in South-East Europe, and we currently expect to make capital expenditures of approximately U.S.$4 million in the region during 2011.

Our Operations in the Czech Republic

Overview. As of December 31, 2010, we held 100% of CEMEX Czech Operations, s.r.o., our operating subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2010, we operated 54 ready-mix concrete plants and nine aggregates quarries in the Czech Republic. As of that date, we also operated one cement grinding mill and one cement terminal in the Czech Republic.

The Cement Industry in the Czech Republic. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 7.8% in 2010. The decrease was primarily driven by a continued slowdown in civil engineering works. According to the Czech Cement Association, total cement consumption in the Czech Republic reached 3.8 million tons in 2010, a decrease of 10% compared to 2009.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$12 million in 2008, U.S.$2 million in 2009 and U.S.$5 million in 2010 in our operations in the Czech Republic, and we currently expect to make capital expenditures of approximately U.S.$10 million in the Czech Republic during 2011.

Our Operations in Latvia

Overview. As of December 31, 2010, we held 100% of SIA CEMEX, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix cement producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in Estonia, Lithuania, Finland, northwest Russia and Belarus. As of December 31, 2010, we operated one cement plant in Latvia with an installed cement capacity of 1.2 million tons per year. As of that date, we also operated five ready-mix concrete plants in Latvia and one aggregates quarry.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. We expect our total capital expenditure in the capacity expansion of this plant will be approximately U.S.$411 million, which includes U.S.$11 million, U.S.$86 million, U.S.$174 million, U.S.$113 million and U.S.$22 million invested during 2006, 2007, 2008, 2009 and 2010, respectively; and we expect to incur U.S.$5 million during 2011.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$187 million in 2008, U.S.$115 million in 2009 and U.S.$24 million in 2010 in our operations in Latvia, and we currently expect to make capital expenditures of approximately U.S.$10 million in our operations in Latvia during 2011.

Our Equity Investment in Lithuania

Overview. As of December 31, 2010, we owned an approximate 33% interest in Akmenes Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an installed cement capacity of 1.3 million tons per year.

Our Operations in Austria

Overview. As of December 31, 2010, we held 100% of CEMEX Austria AG, our main subsidiary in Austria. We are a leading participant in the concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2010, we owned 38 ready-mix concrete plants and operated seven additional plants through joint ventures. We also owned 23 aggregates quarries, including six quarries which are currently operated by third parties, and had non-controlling interests in three quarries.

The Cement Industry in Austria. According to the European Commission, total construction investment in Austria declined by 4.2% in 2010. The decline was primarily driven by a reduction in public and commercial projects. According to our estimates, total cement consumption in Austria decreased by 5% in 2010.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Porr, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$15 million in 2008, U.S.$4 million in 2009 and U.S.$3 million in 2010 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Austria during 2011.

See “— Regulatory Matters and Legal Proceedings” for a description of the ongoing arbitration relating to the proposed sale of our operations in Austria and Hungary.

Our Operations in Hungary

Overview. As of December 31, 2010, we held 100% of CEMEX Hungária Kft., our main subsidiary in Hungary. As of December 31, 2010, we owned 31 ready-mix concrete plants and six aggregates quarries, and we had non-controlling interests in eight other ready-mix concrete plants and two other aggregates quarries.

The Cement Industry in Hungary. According to the Hungarian Central Statistical Office, total construction output in Hungary decreased by 84.9% in 2010, as of November 2010. The decrease was primarily driven by a drop in the construction of buildings. Total cement consumption in Hungary was 2.8 million tons in 2010, a decrease of 18% compared to 2009.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Holcim, Heidelberg, Strabag and Lasselsberger.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2008 and U.S.$2 million in 2010. No significant capital expenditures were made in 2009 in our operations in Hungary. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Hungary during 2011.

See “— Regulatory Matters and Legal Proceedings” for a description of the ongoing arbitration relating to the proposed sale of our Austrian and Hungarian operations.

Our Operations in Other European Countries

Overview. As of December 31, 2010, we operated ten marine cement terminals in Finland, Norway and Sweden through Embra AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million during 2008, U.S.$0.1 million during 2009 and U.S.$0.5 million during 2010 in our operations in other European countries. We currently do not expect to make any significant capital expenditures during 2011 in our other operations in Europe.

South America, Central America and the Caribbean

For the year ended December 31, 2010, our business in South America, Central America and the Caribbean, Colombia, Argentina, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and Jamaica, as well as other assets in the Caribbean, represented approximately 11% of our net sales before eliminations resulting from consolidation. As of December 31, 2010, our business in South America, Central America and the Caribbean represented approximately 13% of our total installed capacity and approximately 6% of our total assets. See “— Regulatory Matters and Legal Proceedings” for a description of the ongoing arbitration relating to our Venezuelan operations.

Our Operations in Colombia

Overview. As of December 31, 2010, we owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2010, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity, according to the Institute of Cement Producers in Colombia. For the year ended December 31, 2010, our operations in Colombia represented approximately 4% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2010, these three metropolitan areas accounted for approximately 42.9% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is Colombia’s largest and had an installed capacity of 2.6 million tons as of December 31, 2010. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogotá area.

The Cement Industry in Colombia. According to the Institute of Cement Producers in Colombia, the installed capacity for cement in Colombia in 2010 was 16.8 million tons. According to the National Statistic Department (DANE), total cement consumption in Colombia reached 8.5 million tons during 2010, an increase of 7.2 % from 2009, while cement exports from Colombia reached 0.7 million tons. We estimate that close to 50% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for 30% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. The “Grupo Empresarial Antioqueño,” or Argos, owns or has interests in 11 of Colombia’s 20 cement plants. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compañía Colclinker in Cartagena and Tolcemento in Tolú. The other principal cement producer is Holcim Colombia.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. Our cement operations represented approximately 66% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2010.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 24% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2010.

Aggregates. Our aggregates operations represented approximately 3% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2010.

Description of Properties, Plants and Equipment. As of December 31, 2010, CEMEX Colombia owned six cement plants, having a total installed capacity of 4.8 million tons per year. Two of these plants utilize the wet process and four plants utilize the dry process. In 2010, we replaced 12% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 24.7 megawatts. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 11 and 52 years, respectively, assuming 2006-2010 average annual cement production levels. The operating licenses for quarries in Colombia is renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2006-2010 average annual cement production levels. As of December 31, 2010, CEMEX Colombia owned four land distribution centers, one mortar plant, 26 ready-mix concrete plants, and six aggregates operations. As of that date, CEMEX Colombia also owned five limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$19 million in 2008, U.S.$5 million in 2009 and U.S.$19 million in 2010 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in Colombia during 2011.

Our Operations in Costa Rica

Overview. As of December 31, 2010, we owned a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our operating subsidiary in Costa Rica and a leading cement producer in the country. As of

December 31, 2010, CEMEX Costa Rica operated one cement plant in Costa Rica, with an installed capacity of 0.9 million tons, and operated a grinding mill in the capital city of San José. As of December 31, 2010, CEMEX Costa Rica operated six ready-mix concrete plants, one aggregates quarry and one land distribution center.

The Cement Industry in Costa Rica. Approximately 1.1 million tons of cement were sold in Costa Rica during 2010, according to the Cámara de la Construcción de Costa Rica, the construction industry association in Costa Rica. The cement market in Costa Rica is a predominantly retail market, and we estimate that over two thirds of cement sold is bagged cement.

Competition. The Costa Rican cement industry includes three producers: CEMEX Costa Rica, Holcim Costa Rica and Cementos David.

Exports. During 2010, cement exports by our operations in Costa Rica represented approximately 20% of our total production in Costa Rica. In 2010, 9% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$7 million in 2008, U.S.$3 million in 2009 and U.S.$10 million in 2010 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in Costa Rica during 2011.

Our Operations in the Dominican Republic

Overview. As of December 31, 2010, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macoris, Samana and Bavaro. CEMEX Dominicana also has a 14-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements.

The Cement Industry in the Dominican Republic. In 2010, cement consumption in the Dominican Republic reached 3.0 million tons.

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

Description of Properties, Plants and Equipment. As of December 31, 2010, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$12 million in 2008, U.S.$6 million in 2009 and U.S.$11 million in 2010 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in the Dominican Republic during 2011.

Our Operations in Panama

Overview. As of December 31, 2010, we held a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country. As of December 31, 2010, Cemento Bayano operated one cement plant in Panama, with an installed capacity of 2.1 million tons per year. As of that date, Cemento Bayano also owned and operated 15 ready-mix concrete plants, three aggregates quarries and three land distribution centers.

On February 6, 2007, we announced our expansion project to build a new kiln at our Bayano plant in Panama. The project was completed in the fourth quarter of 2009 and reached stable operations in the first quarter of

2010. Additional capital expenditures were required in 2010 due to a change in the scope of the project, and some expenditures are expected to be made in 2011. The new kiln increased our cement installed capacity to 2.1 million tons per year. As of December 31, 2010, we have spent approximately U.S.$239 million on the new kiln, which includes U.S.$31 million in 2007, U.S.$104 million in 2008, U.S.$83 million in 2009 and U.S.$21 million in 2010. We currently expect to make capital expenditures of approximately U.S.$19 million in 2011.

The Cement Industry in Panama. Approximately 1.4 million cubic meters of ready-mix concrete were sold in Panama during 2010, according to our estimates. Cement consumption in Panama decreased 7.8% in 2010, according to our estimates.

Competition. The cement industry in Panama includes two cement producers: Cemento Bayano and Cemento Panamá, an affiliate of Colombian Cementos Argos.

Capital Expenditures. We made capital expenditures of approximately U.S.$118 million in 2008, U.S.$88 million in 2009 and U.S.$32 million in 2010 in our operations in Panama, which include those related to the expansion of the Bayano plant described above. We currently expect to make capital expenditures of approximately U.S.$29 million in our operations in Panama during 2011.

Our Operations in Nicaragua

Overview. As of December 31, 2010, we owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua. As of that date, CEMEX Nicaragua leased and operated one cement plant with an installed capacity of 0.6 million tons. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

The Cement Industry in Nicaragua. According to our estimates, approximately 0.6 million tons of cement, approximately 103 thousand cubic meters of ready-mix concrete and approximately 3.5 million tons of aggregates were sold in Nicaragua during 2010.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2010, we operated one fixed ready-mix concrete plant and three mobile plants, three aggregates quarries and one distribution center in Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2008, U.S.$0.7 million in 2009 and U.S.$5 million in 2010 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Nicaragua during 2011.

Our Operations in Puerto Rico

Overview. As of December 31, 2010, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our main subsidiary in Puerto Rico. As of December 31, 2010, CEMEX Puerto Rico operated one cement plant, with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 11 ready-mix concrete plants, one aggregates quarry and two land distribution centers.

The Cement Industry in Puerto Rico. In 2010, cement consumption in Puerto Rico reached 0.8 million tons.

Competition. The cement industry in Puerto Rico in 2010 was comprised of two cement producers: CEMEX Puerto Rico, and San Juan Cement Co., an affiliate of Italcementi, and Antilles Cement Co., an independent importer.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2008, U.S.$0.9 million in 2009 and U.S.$2 million in 2010 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in Puerto Rico during 2011.

Our Operations in Guatemala

Overview. In January 2006, we acquired a 51% equity interest in a cement grinding mill facility in Guatemala for approximately U.S.$17 million. As of December 31, 2010, the cement grinding mill had an installed capacity of 500,000 tons per year. In addition, we also owned and operated three land distribution centers and a clinker silo close to a maritime terminal in the City of Guatemala, as well as four owned ready-mix plants and one rented ready-mix plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2008, U.S.$0.4 million in 2009 and U.S.$2 million in 2010 in Guatemala, and we currently expect to make capital expenditures of approximately U.S.$1 million in Guatemala during 2011.

Our Operations in Other South American, Central American and Caribbean Countries

Overview. As of December 31, 2010, we held 100% of Readymix Argentina S.A., which operates five ready-mix concrete plants in Argentina.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2010, we operated a network of eight marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and another in the Cayman Islands.

As of December 31, 2010, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2010, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year. As of December 31, 2010, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$2 million in 2008, U.S.$1 million in 2009 and U.S.$2 million in 2010. We currently expect to make capital expenditures of approximately U.S.$1 million in our other operations in South America, Central America and the Caribbean during 2011.

On April 8, 2010, we announced our plans to contribute, as an initial investment, up to U.S.$100 million for a non-controlling interest in a new investment vehicle that was named Blue Rock Cement Holdings S.A., which would be managed by Blueprint Management Partners, and which intends to invest in heavy building materials and related assets. On April 19, 2011 this vehicle adopted the form of a S.à.r.l. (private limited liability company) and its name changed to TRG Blue Rock HBM Holdings S.à.r.l. (“TRG—Blue Rock”). TRG—Blue Rock is now managed by entities that are part of The Rohatyn Group, LLC (a privately owned firm that invests in the public equity and fixed income markets across the globe, including emerging markets of Latin America, Asia, Africa and Central and Eastern Europe). As of the date of this annual report, a project in Peru, which consists of the construction of a new cement plant with an initial production capacity of approximately one million metric tons per year, has been identified. According to the proposed project, it is expected that the plant would be completed during 2013, with a total investment of approximately U.S.$230 million. Although we do not anticipate being in a control position to affect the decisions of TRG—Blue Rock’s management, given our investment and industry expertise, we are in discussions with TRG—Blue Rock’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets. Depending on the amount raised from third-party investors and the availability of financing, TRG—Blue Rock’s management may also decide to invest in other assets in the cement industry and/or related industries.

Africa and the Middle East

For the year ended December 31, 2010, our business in Africa and the Middle East, which includes our operations in Egypt, the United Arab Emirates and Israel, represented approximately 8% of our net sales before eliminations resulting from consolidation. As of December 31, 2010, our business in Africa and the Middle East represented approximately 6% of our total installed capacity and approximately 3% of our total assets.

Our Operations in Egypt

Overview. As of December 31, 2010, we had a 95.8% interest in Assiut Cement Company, or CEMEX Egypt, our main subsidiary in Egypt. As of December 31, 2010, we operated one cement plant in Egypt, with an installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 55 and 75 years, respectively, assuming 2006-2010 average annual cement production levels. In addition, as of December 31, 2010, we operated five ready-mix concrete plants and seven land distribution centers and one maritime terminal in Egypt. For the year ended December 31, 2010, our operations in Egypt represented approximately 5% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

The Cement Industry in Egypt. According to our estimates, the Egyptian market consumed approximately 49.5 million tons of cement during 2010, based on government data (local and imported cement). Cement consumption increased by 2.7% in 2010, mainly driven by residential, tourism and commercial construction sectors. As of December 31, 2010, the cement industry in Egypt had a total of 13 cement producers, with an aggregate annual installed cement capacity of approximately 52 million tons. According to the Egyptian Cement Council, during 2010, Holcim and Lafarge (Cement Company of Egypt), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 51% of the total installed capacity in Egypt. Other significant competitors in the Egypt are Aribian Cement, Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement (Cementir), Saud Valley, Aswan Medcom, Misr Beni Suef and Misr Quena Cement Companies.

Cement and Ready-Mix Concrete. For the year ended December 31, 2010, cement represented approximately 86% and ready-mix concrete represented approximately 9% of net sales for our operations in Egypt before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$59 million in 2008 ,U.S.$23 million in 2009 and U.S.$25 million in 2010 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$17 million in our Egyptian operations during 2011.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2010, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have purchased the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2010, we owned 12 ready-mix concrete plants and a new cement and slag grinding facility in the UAE, serving the markets of Dubai, Abu Dhabi, and Sharjah.

Capital Expenditures. We made capital expenditures of approximately U.S.$19 million in 2008, U.S.$3 million in 2009 and U.S.$2 million in 2010 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in the UAE during 2011.

Our Operations in Israel

Overview. As of December 31, 2010, we held 100% of CEMEX Holdings (Israel) Ltd., our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2010, we operated 54 ready-mix concrete plants, eight aggregates quarries, one concrete products plant, one admixtures plant, one asphalt plant, one lime factory and one blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$7 million in 2008, U.S.$2 million in 2009 and U.S.$6 million in 2010 in our Israeli operations, and we currently expect to make capital expenditures of approximately U.S.$5 million in our Israeli operations during 2011.

Asia

For the year ended December 31, 2010, our operations in Asia, consisting of our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operation we acquired from Rinker in China, as well as our other assets in Asia, represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2010, our operations in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Sale of Our Operations in Australia

On October 1, 2009, we completed the sale of our operations in Australia to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion), of which we used approximately U.S.$1.37 billion to prepay indebtedness under the Financing Agreement and approximately U.S.$248 million to strengthen our liquidity position. In addition, the sale of the operations in Australia resulted in the deconsolidation of approximately U.S.$131 million in debt in connection with a credit facility for our operations in Australia. For the nine months ended September 30, 2009, net sales for our operations in Australia and operating income were approximately Ps13.0 billion (approximately U.S.$964 million) and approximately Ps1.2 billion (approximately U.S.$89 million), respectively, and for the nine-month period ended September 30, 2008, approximately Ps13.9 (approximately U.S.$1.1 billion) billion and Ps1.3 billion (approximately U.S.$99 million), respectively. Our consolidated statements of operations present the results of our operations in Australia, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements included elsewhere in this annual report.

Our Operations in the Philippines

Overview. As of December 31, 2010, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid and APO Cement Corporation (APO). For the year ended December 31, 2010, our operations in the Philippines represented approximately 2% of our net sales before eliminations resulting from consolidation and approximately 1% of our total assets.

The Cement Industry in the Philippines. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 15.5 million tons during 2010. Demand for cement in the Philippines increased by approximately 6.8% in 2010 compared to 2009.

As of December 31, 2010, the Philippine cement industry had a total of 18 cement plants. Annual installed clinker capacity is 21 million metric tons, according to CEMAP.

Competition. As of December 31, 2010, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2010, our operations in the Philippines included two cement plants with a total capacity of 4.5 million tons per year, one quarry dedicated to supply raw materials to our cement plants, eight land distribution centers and four marine distribution terminals. We estimate that, as of December 31, 2010, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 17 and 14 years, respectively, assuming 2006-2010 average annual cement production levels.

Cement. For the year ended December 31, 2010, our cement operations represented 100% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$15 million in 2008, U.S.$6 million in 2009 and U.S.$14 million in 2010 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in the Philippines during 2011.

Our Operations in Thailand

Overview. As of December 31, 2010, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2010, CEMEX (Thailand) owned one cement plant in Thailand, with an installed capacity of approximately 1.2 million tons.

The Cement Industry in Thailand. According to our estimates, at December 31, 2010, the cement industry in Thailand had a total of 12 cement plants, with an aggregate annual installed capacity of approximately 47 million tons, from which the capacity to produce 14 million tons has been temporarily shut down. We estimate that there are six major cement producers in Thailand, four of which represent approximately 97% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2008 in our operations in Thailand. We made no significant capital expenditures in our operations in Thailand during 2009, and we made capital expenditures of approximately U.S.$1 million in 2010. We currently expect to make capital expenditures of approximately U.S.$1 million in Thailand during 2011.

Our Operations in Malaysia

Overview. As of December 31, 2010, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2010, we operated 15 ready-mix concrete plants, four asphalt plants and three aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Heidelberg.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2008, U.S.$1 million in 2009 and U.S.$2 million in 2010 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Malaysia during 2011.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2010, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan.

As of December 31, 2010, we also operated four ready-mix concrete plants in China, located in the northern cities of Tianjin and Qingdao.

Capital Expenditures. We made capital expenditures in our operations in other Asian countries of approximately less than U.S.$1 million in 2008, U.S.$1 million in 2009 and U.S.$1 million in 2010. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in other Asian countries during 2011.

Our Trading Operations

In 2010, we traded approximately 8.7 million tons of cementitious materials, including 7.9 million tons of cement and clinker. Approximately 82% of the cement and clinker trading volume in 2010 consisted of exports from our operations in Colombia, Costa Rica, Croatia, the Dominican Republic, Germany, Guatemala, Latvia, Mexico, Philippines, Poland, Puerto Rico, Spain and the U.S. The remaining approximately 18% was purchased from third parties in countries such as Belgium, China, Colombia, Croatia, Greece, Lithuania, Pakistan, Slovakia, South Korea, Taiwan, Thailand and Turkey. As of December 31, 2010, we had trading activities in 101 countries. In 2010, we traded approximately 0.8 million metric tons of granulated blast furnace slag, a non-clinker cementitious material.

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

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 18% of our cement and clinker import volume during 2010.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Regulatory Matters and Legal Proceedings

A description of material regulatory and legal matters affecting us is provided below.

Anti-Dumping

Jamaica Anti-dumping Investigation. On September 9, 2010, Jamaica’s Anti-Dumping and Subsidies Commission (the “Jamaica Commission”) issued a preliminary affirmative anti-dumping determination in its investigation of cement from the Dominican Republic. The Jamaica Commission based its determination on a preliminary finding of a “threat” of material injury to the sole domestic cement company (Caribbean Cement Company Limited, or CCCL). A majority of the Jamaica Commission preliminarily found that the case concerning present material injury was “inconclusive.” Significantly, the Jamaica Commission was “not persuaded” that “provisional tariffs” were necessary to prevent material injury to CCCL during the period between the preliminary determination and the final determination. Therefore, even though the Jamaica Commission preliminarily calculated an anti-dumping margin of 84.69% against the Dominican Republic, no duties were imposed. On December 8, 2010, the Jamaica Commission issued a negative ruling in the case brought by CCCL against imports of cement from the Dominican Republic. The Jamaica Commission found no evidence of material injury to the domestic industry and has closed the investigation. However, CCCL may file an appeal to this ruling.

As of April 30, 2011, there was no accrued liability for dumping duties. All liabilities accrued for past anti-dumping duties have been eliminated.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office, or the Protection Office, assisted by police officers, conducted a search of the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions of cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposes fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska is approximately Polish Zloty 115.56 million (approximately U.S.$43.51 million as of April 30, 2011, based on an exchange rate of Polish Zloty 2.6559 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX

Polska disagrees with the decision, denies that it committed the practices alleged by the Protection Office and filed an appeal before the Polish Court of Competition and Consumer Protection on December 23, 2009. The Polish Court of Competition and Consumer Protection confirmed that CEMEX Polska’s appeal met preliminary formal requirements and that it would conduct the case. On February 7, 2011, CEMEX Polska received a formal response to its appeal from the Protection Office in which the Protection Office made an application to the Polish Court of Competition and Consumer Protection to reject CEMEX Polska’s appeal. The response from the Protection Office argued that CEMEX Polska’s appeal is not justified, and it maintained all of the statements and arguments from the Protection Office’s decision issued on December 9, 2009. On February 21, 2011, CEMEX Polska sent a letter to the court in which it kept its position and argumentation from the appeal and widely opposed to arguments and statements included in the response of the Protection Office. The decision on the fines will not be enforced until two appeal instances are exhausted. According to the current Polish court practices these two appeal proceedings should take at least three years. On December 31, 2010, the accounting provision created in relation with this proceeding was Polish Zloty 72.3 million (approximately U.S.$27.22 million as of April 30, 2011, based on an exchange rate of Polish Zloty 2.6559 to U.S.$1.00).

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe (United Kingdom) and Ratingen (Germany). Further to these inspections, on September 22 and 23, 2009 CEMEX’s premises at Madrid, Spain were also subject to an inspection from the European Commission.

In conducting these investigations, the European Commission has alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. Since the inspections, we have received requests for information from the European Commission in September 2009, October 2010 and December 2010, and we have fully cooperated by providing the relevant information on time.

On December 8, 2010, the European Commission informed us that it has decided to initiate formal proceedings in respect of the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. The European Commission has indicated that we, as well as seven other companies, will be included in these proceedings. These proceedings may lead to an infringement decision, or if the objections raised by the European Commission are not substantiated, the case might be closed. This initiation of proceedings relieves the competition authorities of the Member States of the European Union of their competence to apply Article 101 of the Treaty on the Functioning of the European Union to the same case. We intend to defend our position vigorously in this proceeding and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter.

If the allegations are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies.

On April 1, 2011, the European Commission notified CEMEX S.A.B. de C.V. a decision under Article 18(3) of Council Regulation (EC) No 1/2003 of December 16, 2002 on the implementation of the rules on competition set forth in Article 81 of the EC Treaty (current Articles 101 and 102 of the EC Treaty). CEMEX is preparing all the requested information in order to provide a timely and complete reply within the deadlines imposed by the European Commission. As of April 18, 2011, CEMEX submitted the reply to one of the questions and is due to submit the rest of the requested information by the end of June 2011.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the Investigative Department (Dirección de Investigación) of the Spanish Competition Commission (Comisión Nacional de la Competencia, “CNC”), applying exclusively national antitrust law, carried out another inspection, separate from the investigation conducted by the European Commission, in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”). We fully cooperated and provided the CNC inspectors all the information requested. On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law. The allegations against CEMEX España relate to several of our ready-mix plants located in Navarre, which we operated from January 2006 (as a result of the RMC acquisition) until September 2008, when we ceased operations for these plants.

On November 3, 2010, the CNC Investigative Department provided CEMEX España with a Statement of Facts (similar to a statement of objections under European Union competition law) that included allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The

Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward, could be jointly and severally liable for the investigated behavior.

On December 10, 2010, after receiving CEMEX España’s observations, the CNC Investigative Department notified us of a proposed decision, summarizing its findings in the investigation. This proposed decision, which suggests the existence of an infringement, has been submitted to the Council of the CNC, together with CEMEX España’s opposition to all charges. This body will examine the case and the evidence proposed by all the parties and issue a final decision. On May 17, 2011, the CNC Council decided to accept CEMEX España’s request to review the evidence presented by the other parties. As a result, the deadline for the CNC Council to issue a decision, which is 18 months from the formal start of the procedure on December 15, 2009, has been interrupted and will resume once the other parties present the proposed evidence requested by CEMEX España.

Under Spanish law, the maximum fine that could be imposed in this procedure would be 10% of the total turnover of CEMEX España for the calendar year preceding the imposition of the fine. CEMEX España denies any wrongdoing and is fully cooperating and will continue to cooperate with the CNC officials in connection with this matter.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted by the Mexican Constitution.

In February 2009, we filed a constitutional challenge (juicio de amparo) before the circuit court, as well as a denial of the allegations, with respect to the first case. The circuit court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to avoid such violations. We believe that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge (juicio de amparo) before the District Court to argue against the reinitiated proceeding. The District Court in Monterrey determined that the order to reinitiate the proceeding and the notice of presumptive responsibility did not affect any of CEMEX’s rights; CEMEX filed an appeal before the District Court in Monterrey, which will be sent to the circuit court, to argue against such determination.

With respect to the second case, in April 2009, we filed a constitutional challenge (juicio de amparo), and in May 2009, we filed a denial of the CFC’s allegations. In November 2010, the Circuit Court in Monterrey, N.L., Mexico, ordered the case to be heard by a District Court in Mexico City claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the District Court in Mexico City determined that CEMEX lacked standing with its constitutional challenge (juicio de amparo) since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. CEMEX expects to file an appeal before the District Court in Mexico City to argue against such determination. CEMEX filed an appeal before the District Court in Mexico City to argue against such determination.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC originally sought €102 million (approximately U.S.$151.2 million as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest (approximately U.S.$168.3 million plus interest as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00). On February 21, 2007, the District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008. The lawsuit will proceed in a court of first instance.

In the meantime, CDC acquired new claims by assignment and announced an increase in the claim to €131 million (approximately U.S.$194.2 million as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00). As of April 30, 2011, we had accrued liabilities regarding this matter for a total amount of approximately €20 million (approximately U.S.$29.7 million as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00).

The District court in Düsseldorf, Germany had called for a hearing on the merits of this case, scheduled for May 26, 2011. This hearing has been cancelled and no new date for a hearing has been notified.

Antitrust Cases in Egypt. On October 4, 2007, all Egyptian cement producers (including CEMEX Egypt) were referred to the public prosecutor for an alleged agreement on price fixing. The country manager and director of sales of CEMEX Egypt were both named as defendants. The case was referred to criminal court on February 13, 2008, and the final court hearing was held on August 25, 2008. At this hearing, the court announced its decision imposing the maximum penalty of 10 million Egyptian Pounds (approximately U.S.$1.7 million as of April 30, 2011, based on an exchange rate of Egyptian Pounds 5.9549 to U.S.$1.00) on each entity accused. CEMEX Egypt was required to pay a fine of 20 million Egyptian Pounds (approximately U.S.$3.4 million as of April 30, 2011, based on an exchange rate of Egyptian Pounds 5.9549 to U.S.$1.00), since its two executives named above were found guilty. The case was appealed to the Court of Appeals, which confirmed the fine on December 31, 2008. We decided not to proceed with a further appeal to the Court of Cassation and paid the fine.

On July 29, 2009, two Egyptian contractors filed lawsuits against four cement producers, including CEMEX Egypt, demanding compensation of 20 million Egyptian Pounds (approximately U.S.$3.4 million as of April 30, 2011, based on an exchange rate of Egyptian Pounds 5.9549 to U.S.$1.00) from the four cement producers (5 million Egyptian Pounds or approximately U.S.$839,644 as of April 30, 2011, based on an exchange rate of Egyptian Pounds 5.9549 to U.S.$1.00 from each defendant). The plaintiffs are using as a precedent the case mentioned in the prior paragraph, and as a main proof of their allegation, an Egyptian Court decision convicting all cement producers in Egypt of antitrust activities and price fixing. At the latest hearing for one of the cases, on April 24, 2010 the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations to be presented at the next hearing, which was held on January 11, 2011, thereafter the case was dismissed and all charges against CEMEX Egypt have been dropped. The plaintiffs had 60 days to file their appeals, if any, to this ruling. The plaintiffs filed a challenge before the Court of Cassation. The Court has not yet scheduled the first hearing of Cassation. The other case had its last hearing on December 16, 2009, where the claimants requested the court to release CEMEX Egypt from the claim. On May 11, 2010, the court released CEMEX Egypt from the claim, and the case is now closed. These cases are the first of their kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevail in the ongoing case, these claims may have a material adverse impact if they were to become a precedent and may create a risk of similar claims in the future.

Antitrust Cases in Florida. In October 2009, CEMEX Corp. and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: The first type was filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants. The second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise the price of cement and concrete and hinder competition in Florida. On January 7, 2010, both groups of plaintiffs independently filed consolidated amended complaints substituting CEMEX, Inc. and some of its subsidiaries for the original defendant, CEMEX Corp. CEMEX and the other defendants moved to dismiss the consolidated amended complaints. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, CEMEX moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. CEMEX also answered the complaint filed by the direct purchaser plaintiffs. On January 4, 2011, both the direct and indirect purchaser plaintiffs filed further amended complaints, which CEMEX answered on January 18, 2011. In March 2011, the direct and indirect purchaser plaintiffs filed motions for certification under Federal Rule of Civil Procedure 54(b), seeking the entry of final judgment pursuant to the court’s October 12, 2010 order so they may appeal the dismissals to the Court of Appeals for the 11th Circuit. The court denied those motions on April 15, 2011. CEMEX continues to believe that the lawsuits are without merit and intends to defend them vigorously.

On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. CEMEX is working with the Office of the Florida Attorney General to comply with the civil investigative demand, and it is unclear at this stage whether any formal proceeding will be initiated by the Office of the Florida Attorney General.

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

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the year ended December 31, 2007, our environmental capital expenditures were not material. For the year ended December 31, 2009 and 2010, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$77 million and approximately U.S.$93 million, respectively. However, our environmental expenditures may increase in the future.

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

For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 9.1% of the total fuel used in our 15 operating cement plants in Mexico during 2010 was comprised of alternative fuels.

Between 1999 and April 30, 2011, our operations in Mexico have invested approximately U.S.$54.93 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. The audit to obtain the renewal of the ISO 14001 certification took place during February 2010. All our operating cement plants in Mexico have obtained the renewal of the ISO 14001 certification for environmental management systems.

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

As of April 30, 2011, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$27.6 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into two settlements involving a total of $3.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California and Fairborn, Ohio plants. Although some of these proceedings are still in the initial stages, based on our past experience with such matters and currently available information, we believe, although we cannot assure you, that such cases will not have a material impact on our business or operations.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers, or the Corps, in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits of the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of the above-mentioned litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse effect on our financial results.

Europe. In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £130.2 million (approximately U.S.$216.6 million as of April 30, 2011, based on an exchange rate of £0.6010 to U.S.$1.00) as of December 31, 2010, and we made an accounting provision for this amount at December 31, 2010.

In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a GHG emissions allowance trading scheme within the European Union, i.e., it caps carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the cement and lime industries and the pulp, paper and board production businesses. Installations in these sectors have to monitor their emissions of CO2 and surrender every year allowances (the right to emit one metric ton of CO2) that cover their emissions. Allowances are issued by member states according to their National Allocation Plans, or NAPs. The NAPs not only set the total number of allowances for a given phase, but also define how they are allocated among participating installations. So far most allowances have been allocated for free, but some member states sell up to 10% of their total allowance volume in auctions or on exchanges. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emissions caps can subject a company to heavy penalties.

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

As required by the directive, each of the member states established a NAP that defines the free allocation to each industrial facility for Phase II (2008 through 2012). Although the overall yearly volume of allowances in Phase II is significantly lower than that during Phase I of the ETS (2005-2007), we do not see any significant risk that CEMEX will be short of allowances in Phase II. This assessment stems from various factors, notably a reasonable allocation policy in some countries, our efforts to reduce emissions per unit of clinker produced, reduced demand for our products due to the current economic circumstances, and the use of several risk-free financial instruments. We expect to be a net seller of allowances over Phase II. In addition, we are actively pursuing a strategy aimed at generating additional emission credits through the implementation of CDM projects in Latin America, North Africa and Southeast Asia. Despite having already sold a substantial amount of allowances for Phase II, we believe the overall volume of transactions is justified by our most conservative emissions forecast, meaning that the risk of having to buy allowances in the market in the remainder of Phase II is very low. As of April 30, 2011, the price of carbon dioxide allowances for Phase II on the spot market was approximately €16.75 per ton (approximately U.S.$24.83 as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00). We are taking appropriate measures to minimize our exposure to this market while assuring the supply of our products to our customers.

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

On May 29, 2007, the Polish government filed an appeal before the Court of First Instance in Luxembourg regarding the European Commission’s rejection of the initial version of the Polish NAP. The Polish government has issued allowances at the level already accepted by the European Commission, which is lower than the Polish government proposal by 76 million EUA per year. However, on September 23, 2009, the same Court annulled the European Commission’s decision that reduced the number of EUAs in the Polish NAP. The Court found that such reduction was not justified, arguing that the European Commission should not ignore the historical and forecasted data that Poland used to establish the basis of the NAP allocation. On March 19, 2010, the European Commission and the Government of Poland reached an agreement to maintain the originally approved cap for 2010 through 2012 (the remainder of the EU ETS Phase II period). On December 4, 2009, the European Commission appealed the Court of First Instance’s decision to the European Supreme Court, as its resolution could impact similar cases against the European Commission raised by other Eastern European member states.

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

In December 2008, the European Commission, Council and Parliament reached an agreement on a new Directive that will govern emissions trading after 2012. One of the main features of the Directive is that a European-wide benchmark will be used to allocate free allowances among installations in the cement sector, according to their historical clinker production.

On April 27, 2011, the European Commission adopted a Decision that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage”. Based on the criteria contained in the adopted Decision we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013 – 2020) will be sufficient to operate.

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

The Mexican Congress approved several amendments to the Mexican Asset Tax Law (Ley del Impuesto al Activo) that came into effect on January 1, 2007. As a result of such amendments, all Mexican corporations, including us, were no longer allowed to deduct liabilities from calculation of the asset tax. We believed that the Asset Tax Law, as amended, was against the Mexican Constitution. We challenged the Asset Tax Law through appropriate constitutional action (juicio de amparo), and the Mexican Supreme Court ruled that the reform did not violate the Mexican Constitution. In addition, the Mexican Supreme Court ordered the lower courts to resolve all pending proceedings based upon criteria provided by the Mexican Supreme Court. However, we will not be affected by this resolution since we have already calculated and paid the applicable asset tax in accordance with the Mexican Asset Tax Law.

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

For the 2010 fiscal year, CEMEX will be required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. The remaining 75% will be payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 will be taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with the changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$913.0 million as of April 30, 2011, based on an exchange rate of Ps11.50 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$713.0 million as of April 30, 2011, based on an exchange rate of Mexican Ps11.50 to U.S.$1.00) were recognized under “Other non-current assets” in connection with the net liability recognized before the new tax law and that we expect to realize in connection with the payment of this tax liability; and approximately Ps2.2 billion (approximately U.S.$191.3 million as of April 30, 2011, based on an exchange rate of Ps11.50 to U.S.$1.00) were recognized under “Retained earnings,” considering special provisions under MFRS for the portion, according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against this tax reform. As of June 3, 2011 we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities may file an appeal (recurso de revisión) which will be reviewed by the Mexican Supreme Court.

On March 31, 2010, additional tax rules (miscelanea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provide certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$28.3 million as of April 30, 2011, based on an exchange rate of Ps11.50 to U.S.$1.00) of Additional Consolidation Tax. This first payment represents 25% of the Additional Consolidation Tax of the “1999 to 2004” period. The remaining 75% will be paid in the following 4 years according to the proportions mentioned above.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$252.2 million as of April 30, 2011, based on an exchange rate of Ps11.50 to U.S.$1.00) against a credit to “Retained earnings.” In addition, considering during 2010: a) cash payments of Ps325 million (approximately U.S.$28.3 million as of April 30, 2011, based on an exchange rate of Ps11.50 to U.S.$1.00) ; b) income tax from subsidiaries paid to the Parent Company for Ps2.4 billion (approximately U.S.$208.7 million as of April 30, 2011, based on an exchange rate of Ps11.50 to U.S.$1.00) ; and c) other adjustments of Ps358 million (approximately U.S.$31.1 million as of April 30, 2011, based on an exchange rate of Ps11.50 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico as of December 31, 2010 amounted to approximately Ps10.1 billion (approximately U.S.$878.3 million as of April 30, 2011, based on an exchange rate of Ps11.50 to U.S.$1.00). In our U.S. GAAP reconciliation of our 2010 and 2009 financial statements, an income of approximately Ps2.9 billion (U.S.$236 million) and an expense of approximately Ps2.2 billion (U.S.$171 million), respectively, recognized under “Retained earnings” under MFRS were reclassified under U.S. GAAP to income tax revenue for the period in 2010 and income tax expense for the period in 2009.

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment for approximately Ps995.6 million (approximately U.S.$86.6 million as of April 30, 2011 based on an exchange rate of Ps11.50 to U.S.$1.00) pertaining to the tax year 2005. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, instead of deducting purchases the law allows for the cost of goods sold to be deducted, since there were inventories as of December 31, 2004, in a transition provision the law allowed for the inventory to be accumulated as income (thus reversing the deduction via purchases) and then deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of its subsidiaries. The authorities argued that because of this offsetting the right to use such losses at the consolidated level had been lost, therefore CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the authority and, therefore on March 29, 2011, CEMEX challenged the assessment before the tax court.

United States. As of the date of this annual report, the Internal Revenue Service (“IRS”) has issued various Notices of Proposed Adjustment (“NOPAs”) for the years 2005 through 2007 proposing a number of adjustments. CEMEX has requested the opportunity to discuss and negotiate these with the IRS field team before they are finalized as formal Revenue Agent Reports. CEMEX anticipates that this process of discussion and negotiation, together with subsequent administrative and legal processes that CEMEX may avail itself of if discussion and negotiation do not produce an acceptable settlement, may take an extended period of time, and management is uncertain that these issues will be settled in the next twelve months. CEMEX believes it has adequately reserved for its uncertain tax positions; however, there can be no assurance that the outcome of the IRS negotiations will not require further provisions for taxes.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia, S.A., or CEMEX Colombia, of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately $43 billion Colombian Pesos (approximately U.S.$24.3 million as of April 30, 2011, based on an exchange rate of 1,768.19 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately $69 billion Colombian Pesos (approximately U.S.$39.0 million as of April 30, 2011, based on an exchange rate of 1,768.19 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25 percent of such losses per subsequent year. We believe that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believe that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. The Colombian Tax Authority has six months from the time CEMEX Colombia presented such arguments to send a “Liquidación Oficial,” or final determination, that CEMEX may appeal, if necessary. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain deductions taken in its 2009 year-end tax return. The Colombian Tax Authority seeks to increase the due income tax in $89.9 billion Colombian Pesos (approximately U.S.$50.8 million as of April 30, 2011, based on an exchange rate of 1,768.19 Colombian Pesos to U.S.$1.00) and to impose an inaccuracy penalty of $143.9 billion Colombian Pesos (approximately U.S.$81.4 million as of April 30, 2011, based on an exchange rate of 1,768.19 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia plans to respond to the proceeding notice on or before July 1, 2011. Afterwards, the Colombian Tax Authority has six months to send a “Liquidación Oficial,” or final determination, that CEMEX may appeal, if necessary. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

Other Legal Proceedings

Expropriation of CEMEX Venezuela and ICSID Arbitration. On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, following the issuance of several governmental decrees purporting to authorize the takeover by the government of Venezuela of all of CEMEX Venezuela’s assets, shares and business. Around the same time, the Venezuelan government removed the board of directors of CEMEX Venezuela and replaced its senior management. Venezuela has paid no compensation to CEMEX Venezuela’s shareholders for such action. On October 16, 2008, CEMEX Caracas, which held a 75.7% interest in CEMEX

Venezuela, filed a request for arbitration against the government of Venezuela before the ICSID seeking relief for the expropriation of their interest in CEMEX Venezuela. In the ICSID proceedings against Venezuela, CEMEX Caracas is seeking: (a) a declaration that the government of Venezuela is in breach of its obligations under a bilateral investment treaty between the Netherlands and Venezuela (the “Treaty”), the Venezuelan Foreign Investment Law and customary international law; (b) an order that the government of Venezuela restore to CEMEX Caracas their interest in, and control over, CEMEX Venezuela; (c) in the alternative, an order that the government of Venezuela pay CEMEX Caracas full compensation with respect to its breaches of the Treaty, the Venezuelan Foreign Investment Law and customary international law, in an amount to be determined in the arbitration, together with interest at a rate not less than LIBOR, compounded until the time of payment; and (d) an order that the government of Venezuela pay all costs of and associated with the arbitration, including CEMEX Caracas’s legal fees, experts’ fees, administrative fees and the fees and expenses of the arbitral tribunal. The ICSID Tribunal was constituted on July 6, 2009. On July 27, 2010, the arbitral tribunal heard arguments on the jurisdictional objections raised by the Republic of Venezuela and issued its decision in favor of jurisdiction on December 30, 2010. Briefing in the merits phase of the arbitration is ongoing, and a hearing on the merits is scheduled for the first quarter of 2012. We are unable at this preliminary stage to estimate the likely range of potential recovery or to determine what position Venezuela will take in these proceedings, the nature of the award that may be issued by the ICSID Tribunal or the likely extent of collection of any possible monetary award issued to CEMEX Caracas.

Separately, the government of Venezuela claims that three cement transportation vessels, which the former CEMEX Venezuela transferred to a third party before the expropriation, continue to be the property of the former CEMEX Venezuela and obtained interim measures before Venezuelan courts barring further transfer or disposition of those vessels. The government of Venezuela attempted to enforce this interim measure in the courts of Panama, and on October 13, 2010, the Panamanian Supreme Civil Court confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. In December of 2010, the Venezuelan Attorney General’s office filed a complaint before the Maritime Court of the First Instance, Caracas, again seeking an order for the transfer of the vessels and damages for the allegedly unlawful deprivation of Venezuela’s use and enjoyment of the vessels. The appropriate affiliates of CEMEX will continue to resist any further efforts by the government of Venezuela to assert ownership rights over the vessels.

CEMEX Caracas and the government of Venezuela are currently carrying out settlement negotiations, but there is no assurance as to the outcome of such negotiations.

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia, S.A. claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately $100 billion Colombian Pesos (approximately U.S.$56.6 million as of April 30, 2011, based on an exchange rate of $1,768.19 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of 10 days to deposit with the court in cash $337.8 billion Colombian Pesos (approximately U.S.$191.0 million as of April 30, 2011, based on an exchange rate of $1,768.19 Colombian Pesos to U.S.$1.00), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. On March 9, 2009, the Superior Court of Bogotá reversed this decision, allowing CEMEX to offer a security in the amount of $20 billion Colombian Pesos

(approximately U.S.$11.3 million as of April 30, 2011, based on an exchange rate of $1,768.19 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security, and on July 27, 2009, the Superior Court of Bogotá lifted the attachment on the quarry. One of the plaintiffs appealed this decision, but the Supreme Court of Bogotá confirmed the lifting of the attachment. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d., or Cemex Croatia, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, Cemex Croatia submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of Cemex Croatia’s mining concession. Immediately after publication of the Master Plans, Cemex Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning Cemex Croatia constitutional claim for decrease and obstruction of rights earned by investment, and seeking prohibition of implementation of the Master Plans; this appeal is currently under review by the Constitutional Court in Croatia, and we cannot predict when it will be resolved; and (ii) on May 17, 2006, an administrative proceeding seeking a declaration from the Government of Croatia confirming that Cemex Croatia acquired rights under the mining concessions. The ruling of the Croatian administrative body confirms that the Cemex Croatia acquired rights according to the previous decisions. The Administrative Court in Croatia has ruled in favor of Cemex Croatia, validating the legality of the mining concession granted to Cemex Croatia by the Government of Croatia, in September 2005. We are still waiting for an official declaration from the Constitutional Court regarding an open question that Cemex Croatia has formally made as to whether the cities of Solin and Kaštela, within the scope of their Master Plans, can unilaterally change the borders of exploited fields. We believe that a declaration of the Constitutional Court will enable us to seek compensation for the losses caused by the proposed border changes.

Personal Injury Lawsuit in Puerto Rico. On April 21, 2007, the First Instance Court for the Commonwealth of Puerto Rico issued a summons against our subsidiary Hormigonera Mayagüezana Inc., or “Hormigonera, seeking damages in the amount of U.S.$39 million, after the death of two people in an accident in which a Hormigonera concrete mixer truck was involved. This case was handled by the insurance broker AON, since the claim was covered by CEMEX’s insurance policy. The insurance companies MAPFRE and Zurich settled the case in June 2009 for approximately U.S.$1.05 million, which was covered completely by the insurance policies and not by CEMEX Puerto Rico. A final ruling adjudicating the controversy was issued by the court on September 4, 2009. In the ruling the court acknowledged and accepted the settlement agreement reached by the parties, which covered all claims. The settlement agreement awarded a specific amount in compensatory damages to each of the plaintiffs, as well as a full voluntary dismissal and waiver of all filed and future related claims against all defendants in the case.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry seeks U.S.$60 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. FLS filed a variety of motions challenging CEMEX Florida’s claims against FLS. Based upon the court rulings on FLS’s motions, on July 16, 2010, CEMEX Florida amended its counterclaim against AMEC/Zachry and its crossclaim against FLS. CEMEX Florida asserted new claims against AMEX/Zachry for negligent misrepresentation, and reasserted its claims for common law indemnity, negligent misrepresentation and breach of contract against FLS. FLS and AMEC/Zachry have filed new motions challenging CEMEX Florida’s amended complaint. FLS also filed an amended answer asserting crossclaims against CEMEX Florida and CEMEX Materials for breach of contract and unjust enrichment. CEMEX filed a motion to dismiss FLS’s crossclaims. On November 18, 2010, the Florida State court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida. On January 6, 2011, CEMEX Florida amended its pleadings in accordance with the court’s rulings. On March 17, 2011, FLS filed another motion seeking dismissal of one of CEMEX Florida’s new claims asserted in the amended pleading. The parties have exchanged documents, and depositions are scheduled for the next several months. Until discovery is significantly underway, we remain unable to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Florida or CEMEX Materials.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Autoridad de Aeronáutica Civil denied a request by our subsidiary Cemento Bayano, S.A. to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of the cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, The Panamanian Autoridad de Aeronáutica Civil granted permission to construct the tallest building of the second line, under the following conditions: (a) Cemento Bayano, S.A. shall assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there will be no further permissions for additional structures. Cemento Bayano, S.A. filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the Autoridad de Aeronáutica Civil issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the Panamanian Autoridad de Aeronáutica Civil issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano, S.A. requested the abovementioned authority to reconsider its denial. As of the date of this annual report, the Panamanian Autoridad de Aeronaútica Civil has not yet issued a ruling pursuant to our request for reconsideration. We will continue the negotiations with officials at the Panamanian Autoridad de Aeronaútica Civil in hopes of attaining a negotiated settlement that addresses all their concerns.

Australian Takeovers Panel Litigation. On August 12, 2007, the Australian Takeovers Panel (the “Panel”) published a declaration of unacceptable circumstances, namely, that CEMEX’s May 7, 2007 announcement that it would allow Rinker shareholders to retain the final dividend of $0.25 Australian Dollars per Rinker share constituted a departure from CEMEX’s announcement on April 10, 2007 that its offer of U.S.$15.85 per share was its “best and final offer.” On September 27, 2007, the Panel ordered CEMEX to pay compensation of $0.25 Australian Dollars per share to certain Rinker shareholders for the net number of Rinker shares in which they disposed of a beneficial interest during the period from April 10, 2007 to May 7, 2007. CEMEX believes that the market was fully informed by its announcements on April 10, 2007, and notes that the Panel made no finding that CEMEX breached any law. On September 27, 2007, the Panel made an order staying the operation of the orders until further notice pending CEMEX’s application for judicial review of the Panel’s decision. CEMEX applied to the Federal Court of Australia for such a judicial review. That application was dismissed on October 23, 2008. CEMEX’s appeal to the full court of the Federal Court of Australia was dismissed on June 30, 2009, and CEMEX did not seek to appeal to the High Court. Accordingly, the Panel’s orders came into effect and CEMEX was required by August 11, 2009 to invite the relevant shareholders to make claims for the compensation ordered by the Panel by August 11, 2009 unless the shareholder was able to demonstrate to the Australian Securities & Investments Commission that special circumstances applied. As of December 31, 2010, CEMEX had deposited a total of approximately $16.62 million Australian Dollars (approximately U.S.$18.2 million as of April 30, 2011, based on an exchange rate of $0.9114 Australian Dollars to U.S.$1.00) into a bank account against which payments to claimants have been made (“Special Purpose Account”). As of December 31, 2010, CEMEX has made payouts for $16.41 million Australian Dollars (approximately U.S.$18.0 million as of April 30, 2011, based on an exchange rate of $0.9114 Australian Dollars to U.S.$1.00) to successful claimants. As all deadlines in relation to making claims under the Panel’s orders have expired, CEMEX has no further liability or potential liability to make payments under those orders. CEMEX has withdrawn the remaining balance from the Special Purpose Account, leaving only the amount to account for checks still unpresented.

Texas General Land Office Litigation. The Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by

CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also states that the State is seeking injunctive relief, although the State has not acted on such request. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court separated the parties’ ancillary claims, including CEMEX’s counter claims and third party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010. Both parties submitted briefs and the Court of Appeals heard oral arguments in this matter on May 3, 2011. It is not certain when the Court will issue its ruling. CEMEX will continue to vigorously defend the claim.

Strabag Arbitration. Following an auction process, we (through our subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$459.6 million as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00). On February 10, 2009, the Hungarian Competition Council approved the sale of the Hungarian assets subject to the condition that Strabag sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) (the “ACC”) approved the sale of the Austrian assets subject to the condition that Strabag sell to a third party several ready-mix concrete plants, including the Nordbahnhof plant in Vienna. The Nordbahnhof plant had, however, already been dismantled by the time of the approval, so this condition could not be satisfied. Contrary to our recommendation that a supplementary application should have been made to the ACC, Strabag and the Austrian competition authority appealed the decision of the ACC. On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, we notified Strabag that we considered their purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the ACC, we rescinded the SPA with effect from September 16, 2009. On October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that our rescission was lawful and effective and claiming damages in a substantial amount likely to exceed €150 million (approximately U.S.$222.4 million as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00). On December 23, 2009, Strabag filed its answer to our request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim for an amount of €800,000 (approximately U.S.$1.2 million as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00) as damages and applied for security for costs in the amount of €1,000,000 (approximately U.S.$1.5 million as of April 30, 2011, based on an exchange rate of €0.6745 to U.S.$1.00) in the form of an on-demand bank guarantee. The security for costs application was withdrawn by Strabag on March 9, 2010. We consider Strabag’s counterclaim to be unfounded, and we will continue to demand that Strabag respond to CEMEX for the damages caused by Strabag’s breach of contract. The arbitral tribunal was constituted on February 16, 2010 and a first procedural hearing was held on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with Article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, we submitted our statement of claim and our list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. On January 14, 2011, we submitted our reply and answer to Strabag’s counterclaim. On March 7, 2011, Strabag submitted its rejoinder. Pursuant to Article 21 of the ICC Rules, the evidentiary hearing took place from May 2 to May 9, 2011.

Colombia Water Use Litigation. On June 5, 2010, the District of Bogotá’s environmental secretary (Secretaría Distrital de Ambiente de Bogotá) issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) have also been ordered to suspend mining activities in that area. The District of Bogotá’s environmental secretary alleges that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the District of Bogotá’s environmental secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Environmental Ministry (Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial). On June 11, 2010, the local authorities in Bogotá, in compliance with the District of Bogotá’s environmental secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as $300 billion Colombian Pesos (approximately U.S.$169.7 million as of April 30, 2011, based on an exchange rate of $1,768.19 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

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

Item 5 - Operating and Financial Review and Prospects

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions;

•	the regulatory environment, including environmental, tax and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under the Financing Agreement recently entered into with our major creditors;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	other risks and uncertainties described under “Item 3 — Key Information — Risk Factors” and elsewhere in this annual report.

Readers are urged to read this annual report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this annual report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

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

Mexico experienced annual inflation rates of 6.4% in 2008, 3.8% in 2009 and 4.0% in 2010. Until December 31, 2007, MFRS required that our consolidated financial statements during the periods presented recognize the effects of inflation. Beginning January 1, 2008, however, under MFRS, inflation accounting is applied only in high inflation environments. See note 2A to our consolidated financial statements included elsewhere in this annual report.

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

The following table sets forth selected consolidated financial information as of and for each of the three years ended December 31, 2008, 2009 and 2010 by principal geographic segment expressed as an approximate percentage of our total consolidated group. Through the Rinker acquisition, we acquired new operations in the United States, which have had a significant impact on our operations in that segment, and we acquired operations in Australia, which we sold in October 2009. The financial information as of and for the years ended December 31, 2008 and 2009 in the table below does not include the consolidation of Rinker’s operations for the entire years ended December 31, 2008 and 2009. See note 3B to our consolidated financial statements included elsewhere in this annual report. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions. Beginning in 2008, MFRS B-10 has eliminated the restatement amounts of financial statements for the period as well as the restatement of the comparative financial statements for prior periods into constant values as of the date of the most recent balance sheet. Beginning in 2008, the amounts of the statement of operations, the statement of cash flows and the statement of changes in stockholders’ equity are presented in nominal values. Amounts of financial statements for prior years are presented in constant pesos as of December 31, 2007, the date in which inflationary accounting ceased to be generally applied. This restatement factor was calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion in which our assets in each country represent our total assets.

	% Mexico	% United States	% Spain	% United Kingdom	% Germany	% France	% Rest of Europe	% South America, Central America and the Caribbean	% Africa and the Middle East	% Asia	% Others	Combined	Eliminations	Consolidated
Net Sales For the Period Ended(1):
December 31, 2008	18%	22%	8%	8%	7%	6%	8%	10%	5%	2%	6%	235,929	(10,264)	225,665
December 31, 2009	20%	19%	5%	8%	8%	7%	8%	10%	7%	3%	5%	206,339	(8,538)	197,801
December 31, 2010	23%	17%	4%	8%	7%	7%	8%	11%	8%	3%	4%	184,141	(5,881)	178,260
Operating Income For the Period Ended(2):
December 31, 2008	55%	(2)%	17%	(6)%	2%	2%	8%	21%	10%	2%	(9)%	26,088	—	26,088
December 31, 2009	88%	(46)%	10%	(5)%	4%	5%	6%	35%	27%	7%	(31)%	15,840	—	15,840
December 31, 2010	114%	(83)%	9%	(7)%	—	2%	4%	41%	40%	9%	(29)%	10,843	—	10,843
Total Assets at(2):
December 31, 2009	11%	42%	11%	6%	2%	3%	5%	6%	3%	2%	9%	582,286	—	582,286
December 31, 2010	12%	43%	10%	6%	2%	3%	4%	6%	3%	2%	9%	515,097	—	515,097

(1)	Percentages by reporting segment are determined before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined after eliminations resulting from consolidation.

Critical Accounting Policies

Identified below are the accounting policies we have applied under MFRS that are critical to understanding our overall financial reporting.

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

If we consider that it is more likely than not that the tax authorities would reject a self-determined deferred tax asset, we would decrease its deferred tax assets. Likewise, if we consider that we would not be able to use a deferred tax carryforward asset before its expiration, we would increase our valuation reserve. Both situations would result in additional income tax expense in the statement of operations for the period in which such determination is made.

We consider all available positive and negative evidence, including factors such as market conditions, industry analysis, our expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc., in the determination of whether it is more likely than not that such deferred tax assets will ultimately be realized.

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

Foreign currency translation

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

Derivative financial instruments

In compliance with the guidelines established by our risk management committee and the restrictions in our debt agreements, we use derivative financial instruments such as interest rate and currency swaps, currency and stock forward contracts, and other instruments, in order to change the risk profile associated with changes in interest rates, the foreign exchange rates of debt agreements, or both, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions and (ii) our net assets in foreign subsidiaries. These instruments have been negotiated with institutions with significant financial capacity; therefore, we consider the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations for the period in which they occur, except for changes in the fair value of derivative instruments that are designated and effective as cash flow hedges and hedges of the net investment in foreign subsidiaries. Some of our instruments have been designated as cash flow hedges. For the years ended December 31, 2010, 2009 and 2008, we have not designated any fair value hedges. See note 12C to our consolidated financial statements included elsewhere in this annual report.

Interest accruals generated by interest rate swaps and/or cross-currency swaps are recognized as financial expense, adjusting the effective interest rate of the related debt.

Pursuant to their recognition at fair value under MFRS, our balance sheets and statements of operations are subject to volatility arising from variations in interest rates, exchange rates, share prices and other conditions established in our derivative instruments. The estimated fair value under MFRS represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished at the reporting date, between willing parties in an arm’s length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments determined by us and used by us for recognition and disclosure purposes in the financial statements and their notes are supported by the confirmations of these values received from the counterparties to these financial instruments, which act as valuation agents in these transactions; nonetheless, significant judgment is required to appropriately account for the effects of derivative financial instruments in the financial statements. Beginning in 2008, the definition of fair value under U.S. GAAP was redefined by ASC 820, Fair Value Measurements and Disclosure (formerly SFAS 157, Fair Value Measurements), as an “Exit Value,” which created a difference between MFRS and U.S. GAAP. An “Exit Value” is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The difference between the fair value under MFRS, which is equivalent to a settlement amount at the balance sheet date, and the Exit Value under U.S. GAAP, is that the latter considers the counterparty’s credit risk in the valuation. See notes 12C and 24(h) to our consolidated financial statements included elsewhere in this annual report.

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

For the years ended December 31, 2008, 2009 and 2010, the geographic segments we reported in note 3A to our consolidated financial statements included elsewhere in this annual report, each integrated by multiple cash generating units, also represent our reporting units for purposes of testing goodwill for impairment. Based on our analysis, we concluded that the operating components that integrate the reported segments have similar economic characteristics, by considering: (a) the reported segments are the level used by us to organize and evaluate our activities in the internal information system, (b) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry, (c) the vertical integration in the value chain of the products comprising each component, (d) the type of clients, which are substantially similar in all components, (e) the operative integration among operating components, evidenced by the adoption of shared service centers, and (f) the compensation system of any of our country operations is based on the consolidated results of the geographic segment and not on the particular results of the components.

Significant judgment is required to appropriately assess the value in use of our reporting units. Impairment evaluations are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment evaluations. We use specific after-tax discount rates for each reporting unit, which are applied to after-tax cash flows. Our specific discount rates consider the weighted average cost of capital of each geographic segment. This determination requires substantial judgment and is highly complex when considering the many countries in which we operate, each of which has its own economic circumstances that have to be monitored. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. Additionally, we monitor the lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether impairment has occurred.

During the fourth quarter of 2008, the global economic environment was negatively affected by the intensification of the turmoil in several major financial institutions, which caused a liquidity shortage for companies in almost all productive sectors which, in turn, resulted in a significant decrease in overall economic activity and a downturn in global equity markets. These situations generated a reduction of growth expectations in the countries in which we operate, motivated by the cancellation or deferral of several investment projects, particularly affecting the construction industry. Although in 2009 and 2010 most global macroeconomic variables have stabilized, the construction industry has remained depressed in certain countries mainly as a result of the high level of inventories existing at the beginning of the financial crisis, and the lack of investment projects considering the reaction of investors to the liquidity problems in countries like Greece, Spain, Ireland and Portugal, among others.

During the last quarter of 2010, 2009 and 2008, we performed our annual goodwill impairment test. Based on these analyses, in 2010, we determined an impairment loss of goodwill for approximately Ps189 million (U.S.$15 million) associated with the reporting unit in Puerto Rico, whereas, in 2008, we determined impairment losses of goodwill for a total of approximately Ps18.3 billion (U.S.$1.3 billion), associated with CEMEX’s reporting units in the United States, Ireland and Thailand for approximately Ps16.8 billion (U.S.$1.2 billion), Ps233 million (U.S.$17 million) and Ps453 million (U.S.$33 million), respectively. The estimated impairment loss in the United States in 2008 was mainly attributable to our acquisition of Rinker in 2007, and overall such losses were attributable to the economic environment described in the paragraph above. In addition, considering that our investment in Venezuela is expected to be recovered through different means other than use, we recognized in 2008 an impairment loss of approximately Ps838 million (U.S.$61 million) associated with cancellation of the goodwill of this investment. For the year 2009, based on our goodwill impairment tests, we did not determine any impairment losses of goodwill. See notes 11 and 11B to our consolidated financial statements included elsewhere in this annual report.

The discount rate and the cash flows from each country include their respective income tax rates. Discount rates and growth rates in perpetuity used in the reporting units that represent most of the consolidated balance of goodwill under MFRS in 2010 and 2009 are as follows:

	Discount rates		Growth rates
Reporting units	2010	2009	2010	2009
United States	8.7%	8.5%	2.5%	2.9%
Spain	10.2%	9.4%	2.5%	2.5%
Mexico	10.0%	10.0%	2.5%	2.5%
Colombia	10.0%	10.2%	2.5%	2.5%
France	9.6%	9.6%	2.5%	2.5%
United Arab Emirates	11.5%	11.4%	2.5%	2.5%
United Kingdom	9.7%	9.4%	2.5%	2.5%
Egypt	11.1%	10.0%	2.5%	2.5%
Range of discount rates in other countries	10.3% – 13.9%	9.6% – 14.6%	2.5%	2.5%

In addition, during 2010, 2009 and 2008, we recognized impairment losses of property, plant and equipment in connection with the permanent closing of operating assets for an aggregate amount of approximately Ps1,161 million (U.S.$92 million), Ps503 million (U.S.$38 million) and Ps1.0 billion (U.S.$76 million), respectively. See note 10 to our consolidated financial statements included elsewhere in this annual report.

Valuation reserves on accounts receivable and inventories

On a periodic basis, we analyze the recoverability of our accounts receivable and our inventories (supplies, raw materials, work-in-process and finished goods), in order to determine if due to credit risk or other factors in the case of our receivables and due to weather or other conditions in the case of our inventories, some receivables may not be recovered or certain materials in our inventories may not be utilizable in the production process or for sale purposes. If we determine such a situation exists, book values related to the non-recoverable assets are adjusted and charged to the statement of operations through an increase in the doubtful accounts reserve or the inventory obsolescence reserve, as appropriate. These determinations require substantial management judgment and are highly complex when considering the various countries in which we have operations, each having its own economic circumstances that require continuous monitoring, and our numerous plants, deposits, warehouses and quarries. As a result, final losses from doubtful accounts or inventory obsolescence could differ from our estimated reserves.

Asset retirement obligations

We recognize unavoidable obligations, legal or constructive, to restore operating sites upon retirement of tangible long-lived assets at the end of their useful lives. These obligations represent the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The additional asset is depreciated during its remaining useful life. The increase of the liability, by the passage of time, is charged to the statement of operations of the period. Adjustments to the obligation for changes in the estimated cash flows or the estimated disbursement period are made against fixed assets, and depreciation is modified prospectively.

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that at the end of their operation, raw material extraction sites, maritime terminals and other production sites are left in acceptable condition. Significant judgment is required in assessing the estimated cash outflows that will be disbursed upon retirement of the related assets. See notes 13 and 20 to our consolidated financial statements included elsewhere in this annual report.

Transactions in our own stock

From time to time we have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our consolidated financial statements included elsewhere in this annual report. We have viewed these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant judgment necessary to properly account for these transactions, as the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our statement of operations. These transactions raise the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others. See notes 16, 16A and 16B to our consolidated financial statements included elsewhere in this annual report.

Emission rights

In some countries where we operate, such as member countries of the European Union (“EU”), governments have established mechanisms aimed to reduce carbon-dioxide emissions (“CO2”), by means of which industries releasing CO2 must submit to the environmental authority at the end of a compliance period, emission rights for a volume equivalent to the tons of CO2 released. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. We actively participate in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

In the absence of a specific MFRS or an IFRS that defines the accounting treatment for these schemes, we account for the effects associated with CO2 emission reduction mechanisms as follows:

•	Emission rights granted by governments are not recognized in the balance sheet considering their cost is zero;

•

Revenues from the sale of any surplus of emission rights are recognized, decreasing cost of sales; in the case of forward sale transactions, revenues are recognized upon physical delivery of the emission certificates;

•

Emission rights and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period; in the case of forward purchases, assets are recognized upon physical reception of the emission certificates;

•

We accrue a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs;

•

CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred with authorities in the process of obtaining such CERs;

•	We do not maintain emission rights, CERs and/or forward transactions for trading purposes.

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU has generated a surplus of emission rights held over the estimated CO2 emissions. From the consolidated surplus of emission rights, during 2010, 2009 and 2008, we sold an aggregate amount of approximately 19.4 million certificates, receiving revenues of approximately Ps1,417 million (U.S.$112 million), Ps961 million (U.S.$71 million) and Ps3,666 million (U.S.$327 million), respectively.

Revenue recognition

Our consolidated revenues represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of transactions between related parties. Revenues are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenues from trading activities, in which we acquire finished goods from a third party and subsequently we sell the goods to another third-party, are recognized on a gross basis, considering that we assume the total risk of property on the goods purchased and we are not acting as agent or commissioner.

Revenues and costs associated with construction contracts are recognized in the period in which the work is performed by reference to the stage of completion of the contract activity at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset to be constructed; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual cost incurred and contract costs required to complete the asset are effectively controlled; and e) the probability that the economic benefits associated with the contract will flow to us.

Status of our IFRS Migration Process

Based on requirements issued in 2009 by the Mexican National Banking and Securities Commission, or CNBV, all entities that trade their securities in the Mexican Stock Exchange must adopt IFRS, as issued by the International Accounting Standards Board, or IASB, for the preparation of their consolidated financial statements no later than January 1, 2012. We will adopt IFRS, as issued and interpreted by the IASB, beginning on January 1, 2012. We began the planning of our IFRS migration process during the last quarter of 2009. In summary, the status of our IFRS migration process as of the date of this annual report, is as follows:

Stage 1. Communication to the organization and IFRS training

These activities were undertaken and finalized between November 2009 and June 2010. Jointly with our external consultant for the IFRS migration project, we designed and implemented specific IFRS training programs for the team involved directly in the generation of financial information, the corporate support team, and the personnel in our business units. These training programs consisted of: a) obligatory self-training based on a specialized Intranet; b) training based in webcasts oriented to a wide-range of personnel, by means of which, experts covered a variety of significant topics; and c) face-to-face training sessions for key personnel directly involved in the determination and quantification of the main differences between IFRS and Mexican FRS.

Stage 2. Evaluation of accounting and business impacts

We concluded the documentation phase of this stage in November 2010. We elected to prepare our initial balance sheet under IFRS as of January 1, 2010, in order to report three years of operations under IFRS at the 2012 year end. Based on IFRS 1, “IFRS First Time Adoption,” for purposes of the initial balance sheet, external appraisers are currently finalizing the valuation of our main fixed assets at fair value. As permitted under IFRS 1, we elected not to revisit the accounting treatment of business acquisitions made before January 1, 2010. We expect to conclude our initial balance sheet under IFRS at the end of the second quarter of 2011, and to complete the adaptation of our transactional systems for the ongoing generation of information under IFRS during the third quarter of 2011.

Stage 3. Parallel financial information generation under IFRS

During the third quarter of 2011, we will begin to prepare our financial statements under IFRS for the years 2010 and 2011. Although we have not yet finished the calculation of our initial IFRS balance sheet amounts, as a result of the revaluation of our main fixed assets to fair value as of the migration date, we anticipate changes in the non-cash depreciation and depletion amounts in our IFRS financial statements for the year 2010 and each year thereafter, as compared to those previously reported under Mexican FRS. In connection with the migration to IFRS, we expect that our programs for the sale of accounts receivable (“securitization programs”) under IFRS will not qualify for derecognition of the trade receivables sold; consequently, any resources obtained from such sales under these programs will be recognized against a liability.

Results of Operations

Consolidation of Our Results of Operations

Our consolidated financial statements, included elsewhere in this annual report, include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Until December 31, 2008, financial statements of joint ventures, which are those entities in which we and other third-party investors have agreed to exercise joint control of the entity’s administrative, financial and operating policies, were consolidated through the proportional integration method, considering our interest in the results of operations, assets and liabilities of such entities, based on International Accounting Standard No. 31, “Interest in Joint Ventures.” Beginning in 2009, based on MFRS B-8 “Consolidated or Combined Financial Statements,” the financial statements of joint ventures are recognized by the equity method. No significant effects resulted from the adoption of MFRS B-8 in 2009, considering that CEMEX sold its joint venture investments in Spain during 2008 (see note 11A to our consolidated financial statements included elsewhere in this annual report).

Investments in associates are accounted for by the equity method, when we have significant influence, which is presumed with an equity interest between 10% and 50% in public companies and between 20% and 50% in non-public companies unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All significant balances and transactions between related parties have been eliminated in consolidation.

For the periods ended December 31, 2008, 2009 and 2010, our consolidated results reflect the following transactions:

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

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

•

On January 11, 2008, in connection with the assets acquired from Rinker, and as part of our agreements with Ready Mix USA, Inc., or Ready Mix USA, CEMEX contributed and sold to Ready Mix USA LLC, our ready-mix concrete joint venture with Ready Mix USA, certain assets located in Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA LLC, and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA LLC, which in turn received bank loans of U.S.$135 million. Ready Mix USA LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX.

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2008, 2009 and 2010 expressed as a percentage of net sales.

	Year Ended December 31,
	2008	2009	2010
Net sales	100.0	100.0	100.0
Cost of sales	(68.2)	(70.6)	(72.0)

Gross profit	31.8	29.4	28.0
Administrative and selling expenses	(14.3)	(14.5)	(14.5)
Distribution expenses	(5.9)	(6.9)	(7.4)

Total operating expenses	(20.2)	(21.4)	(21.9)

Operating income	11.6	8.0	6.1
Other expenses, net	(9.5)	(2.8)	(3.7)

Comprehensive financing result:
Financial expense	(4.6)	(6.8)	(9.1)
Financial income	0.2	0.2	0.2

	Year Ended December 31,
	2008	2009	2010
Results from financial instruments	(6.7)	(1.1)	(0.5)
Foreign exchange result	(1.7)	(0.1)	0.5
Monetary position result	0.2	0.2	0.1

Net comprehensive financing result	(12.6)	(7.6)	(8.8)
Equity in income of associates	0.4	0.1	(0.3)

Loss before income tax	(10.1)	(2.3)	(6.7)
Income taxes	10.2	5.3	(2.5)
Income (loss) before discontinued operations	0.1	3.0	(9.2)
Discontinued operations	0.9	(2.2)	—

Consolidated net income (loss)	1.0	0.8	(9.2)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2010 compared to the year ended December 31, 2009 in our domestic cement and ready-mix concrete sales volumes as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments.

The financial information in the table below does not include volume and price data of our operations in Australia which were sold on October 1, 2009.

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
North America
Mexico	-4%	-4%	+6%	Flat	+3%
United States(2)(3)	Flat	-7%	—	-8%	-11%
Europe
Spain	-22%	-20%	+80%	-7%	-9%
United Kingdom	+1%	-3%	—	-4%	-3%
Germany	-2%	-10%	—	-1%	-1%
France	N/A	+1%	—	N/A	-1%
Rest of Europe(4)	-3%	-7%	—	-1%	-2%
South/Central America and the Caribbean
Colombia	+5%	+1%	100%	-6%	-8%
Rest of South/Central America and the Caribbean(5)	-8%	-5%	—	+3%	-5%
Africa and the Middle East
Egypt	+2%	+11%	—	+5%	-3%
Rest of Africa and the Middle East(6)	-35%	-6%	—	-29%	-7%
Asia
Philippines	+8%	—	-55%	+2%	—
Rest of Asia(7)	+13%	-2%	—	+1%	+7%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(4)	Our Rest of Europe segment includes our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Finland, Norway and Sweden, as well as our other European assets.
(5)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(6)	Our Rest of Africa and the Middle East segment includes our operations in the UAE and Israel.
(7)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh, China and other assets in the Asia region.

On a consolidated basis, our cement sales volumes increased approximately 1%, from 65.1 million tons in 2009 to 65.6 million tons in 2010, and our ready-mix concrete sales volumes decreased approximately 5%, from 54 million cubic meters in 2009 to 51 million cubic meters in 2010. Our net sales decreased approximately 10%, from Ps197.8 billion in 2009 to Ps178.2 billion in 2010, and our operating income decreased approximately 32%, from Ps15.8 billion in 2009 to Ps10.8 billion in 2010.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2010 and 2009. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2009		2010
				(in millions of Pesos)
North America
Mexico	+1%	—	+1%	Ps	42,339	Ps	42,907
United States(2)(3)	-12%	-6%	-18%		38,472		31,575
Europe
Spain	-20%	-9%	-29%		11,308		8,013
United Kingdom	-3%	-8%	-11%		16,126		14,320
Germany	-6%	-12%	-18%		16,492		13,524
France	—	-12%	-12%		13,866		12,179
Rest of Europe(4)	-6%	-9%	-15%		16,174		13,682
South/Central America and the Caribbean
Colombia	-3%	+6%	+3%		6,766		6,964
Rest of South/Central America and the Caribbean(5)	-6%	-5%	-11%		13,857		12,380
Africa and Middle East
Egypt	+9%	-6%	+3%		8,372		8,608
Rest of Africa and the Middle East(6)	-12%	-6%	-18%		6,425		5,248
Asia
Philippines	+5%	-1%	+4%		3,867		4,014
Rest of Asia(7)	+5%	-7%	-2%		2,566		2,512
Others(8)	-9%	-6%	-15%		9,709		8,215

Net sales before eliminations			-11%		206,339		184,141
Eliminations from consolidation					(8,538)		(5,881)

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2009		2010
				(in millions of Pesos)
Consolidated net sales			-10%	Ps	197,801	Ps	178,260

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Income For the Year Ended December 31,
				2009		2010
				(in millions of Pesos)
North America
Mexico	-11%	—	-11%	Ps	13,965	Ps	12,380
United States(2)(3)	-40%	+17%	-23%		(7,290)		(8,990)
Europe
Spain	-33%	-8%	-41%		1,667		984
United Kingdom	+31%	-22%	+9%		(859)		(780)
Germany	-67%	-29%	-96%		658		26
France	-66%	-6%	-72%		786		221
Rest of Europe(4)	-46%	-13%	-59%		976		399
South/Central America and the Caribbean
Colombia	-23%	+6%	-17%		2,672		2,226
Rest of South/Central America and the Caribbean(5)	-16%	-4%	-20%		2,784		2,222
Africa and Middle East
Egypt	+34%	-14%	+20%		3,465		4,146
Rest of Africa and the Middle East(6)	-70%	-3%	-73%		830		228
Asia
Philippines	-6%	-3%	-9%		996		909
Rest of Asia(7)	-33%	+5%	-28%		102		73
Others(8)	+31%	+4%	+35%		(4,912)		(3,201)

Operating income			-32%	Ps	15,840	Ps	10,843

N/A = Not Applicable

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(4)	Our Rest of Europe segment includes our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Finland, Norway and Sweden, as well as our other European assets.
(5)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(6)	Our Rest of Africa and the Middle East segment includes our operations in the UAE and Israel.

(7)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh, China and other assets in the Asian region.
(8)	Our Others segment includes our worldwide maritime trade operations, our information solutions company and other minor subsidiaries.

Net sales. Our consolidated net sales decreased approximately 10%, from approximately Ps197.8 billion in 2009 to Ps178.2 billion in 2010. The decrease in net sales was primarily attributable to lower volumes and prices in our main markets. The infrastructure and residential sectors continue to be the main drivers of demand in most of our markets.

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 4% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 4% during the same period. Our net sales from our operations in Mexico represented approximately 23% of our total net sales in 2010, in Peso terms, before eliminations resulting from consolidation. The decreases in domestic cement and ready-mix concrete sales volumes were primarily attributable to a modest decline in demand from the formal residential construction sector and the self-construction sector in 2010. Investment in cement-intensive infrastructure projects contracted in 2010, and demand from the industrial and commercial sectors decreased, primarily during the second half of 2010. Our cement export volumes of our operations in Mexico, which represented approximately 3% of our Mexican cement sales volumes in 2010, increased approximately 6% in 2010 compared to 2009, primarily as a result of higher export volumes to the South America region. Of our total cement export volumes during 2010 of our operations in Mexico, 18% was shipped to the United States, 68% to Central America and the Caribbean and 14% to South America. Our average domestic sales price of cement for our operations in Mexico remained flat in Peso terms in 2010 compared to 2009, and the average sales price of ready-mix concrete increased approximately 3% in Peso terms over the same period. For the year ended December 31, 2010, cement represented approximately 54%, ready-mix concrete approximately 22% and our aggregates and other businesses approximately 24% of our net sales for our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in ready-mix concrete average sales prices, partially offset by the decrease in domestic cement and ready-mix concrete sales volumes, our net sales in Mexico, in Peso terms, increased slightly in 2010 compared to 2009.

United States

Our domestic cement sales volumes from our operations in the U.S., which include cement purchased from our other operations, remained flat in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 7% during the same period. The decreases in our ready-mix concrete sales volumes of our operations in the U.S. resulted primarily from the slower than expected economic recovery, slower job creation, reduced consumer confidence and weaker infrastructure spending. Also, industrial-and-commercial construction sector activity remained depressed. Our United States operations represented approximately 17% of our total net sales in 2010 in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in the United States decreased approximately 8% in Dollar terms in 2010 compared to 2009, and the average sales price of ready-mix concrete decreased approximately 11% in Dollar terms over the same period. For the year ended December 31, 2010, cement represented approximately 31%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 42% of our net sales for our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete average sales prices and ready-mix concrete sales volumes, net sales from our United States operations, in Dollar terms, decreased approximately 12% in 2010 compared to 2009.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 22% in 2010 compared to 2009, while ready-mix concrete sales volumes decreased approximately 20% during the same period.

The decreases in domestic cement and ready-mix concrete sales volumes were the result of significantly weaker demand in all of our regions, especially Levante and Centro. Overall economic activity continues to worsen and has negatively affected overall domestic cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions. Our 2010 net sales of our operations in Spain represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 31% of our cement sales volumes in 2010 in Spain, increased by approximately 80% in 2010 compared to 2009, primarily as a result of higher export volumes to Africa and Europe. Of our total cement export volumes in 2010 of our operations in Spain, 10% was shipped to Europe and the Middle East, 89% to Africa, and 1% to other countries. Our average domestic sales price of cement of our operations in Spain decreased approximately 7% in Euro terms in 2010 compared to 2009, and the average price of ready-mix concrete decreased approximately 9% in Euro terms over the same period. For the year ended December 31, 2010, cement represented approximately 61%, ready-mix concrete approximately 21% and our aggregates and other businesses approximately 18% of net sales for our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, our net sales in Spain, in Euro terms, decreased approximately 20% in 2010 compared to 2009.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 1% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 3% during the same period. The decreases in ready-mix concrete sales volumes resulted primarily from slower economic growth and fragile consumer confidence in the industrial-and-commercial sector. In addition, harsh weather conditions throughout the United Kingdom had a negative effect on sales volumes. Our 2010 net sales from our operations in the United Kingdom represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the United Kingdom decreased approximately 4% in Pound terms in 2010 compared to 2009, and the average price of ready-mix concrete decreased approximately 3% in Pound terms over the same period. For the year ended December 31, 2010, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of net sales of our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete average sales prices and ready-mix concrete sales volumes, net sales from our operations in the United Kingdom, in Pound terms, decreased approximately 3% in 2010 compared to 2009.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 2% in 2010 compared to 2009, and ready-mix concrete sales volumes in those operations decreased approximately 10% during the same period. The residential construction sector performed positively during the year, supported by low mortgage rates, shrinking unemployment and higher wages. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from lower demand as a result of an unusually long and harsh winter. Our 2010 net sales of our operations in Germany represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Germany decreased approximately 1% in Euro terms in 2010 compared to 2009, and the average price of ready-mix concrete decreased approximately 1% in Euro terms over the same period. For the year ended December 31, 2010, cement represented approximately 26%, ready-mix concrete approximately 34% and our aggregates and other businesses represented approximately 40% of net sales of our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete average sales prices and sales volumes, net sales in Germany, in Euro terms, decreased approximately 6% in 2010 compared to 2009.

France

Our ready-mix concrete sales volumes from our operations in France increased approximately 1% in 2010 compared to 2009. The residential sector was the main driver of demand, which was supported by continuing tax incentives. Construction spending from the infrastructure sector remained low given the limited financial resources. In addition, activity from the industrial and commercial sectors continued to be weak in 2010. Our 2010 net sales from our operations in France represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete from our operations in France decreased approximately 1% in Euro terms in 2010 compared to 2009. For the year ended December 31, 2010, ready-mix concrete represented approximately 73% and our aggregates and other businesses represented approximately 27% of our net sales for our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increase in domestic ready-mix concrete sales volumes, partially offset by a decrease in ready-mix concrete average sales prices, net sales in France, in Euro terms, remained flat in 2010 compared to 2009.

Rest of Europe

Our operations in our Rest of Europe segment in 2010 consisted of our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Italy, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden. Our domestic cement sales volumes of our operations in the Rest of Europe decreased approximately 3% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 7% during the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a slowdown in the housing sector and delays in infrastructure projects as a result of the harsh early winter. Our net sales from our operations in the Rest of Europe for the year ended December 31, 2010 represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Rest of Europe decreased approximately 1% in Euro terms in 2010 compared to 2009, and the average price of ready-mix concrete decreased approximately 2% in Euro terms over the same period. For the year ended December 31, 2010, cement represented approximately 44%, ready-mix concrete approximately 36% and our aggregates and other businesses approximately 20% of net sales from our operations in the Rest of Europe before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete average sales prices and sales volumes, net sales in the Rest of Europe, in Euro terms, decreased approximately 6% in 2010 compared to 2009.

South America, Central America and the Caribbean

Our operations in South America, Central America and the Caribbean in 2010 consisted of our operations in Colombia, the most significant operation in this geographic segment, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Jamaica and Argentina, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico.

Our domestic cement sales volumes from our operations in South America, Central America and the Caribbean decreased approximately 3% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 2% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes is primarily attributable to decreases in sales volumes in most of our markets, partially offset by an increase in sales volumes in our Colombian Operations. For the year ended December 31, 2010, our operations in South America, Central America and the Caribbean represented approximately 11% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in South America, Central America and the Caribbean increased approximately 4% in Dollar terms in 2010 compared to 2009, while the average sales price of ready-mix concrete decreased approximately 1% in Dollar terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete sales volumes, fully offset by the increase in the average domestic cement sales price, net sales in our operations in South America, Central America and the Caribbean, in Dollar terms, remained flat in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 71%, ready-mix concrete approximately 21% and our aggregates and other businesses approximately 8% of our net sales for our operations in South America, Central America and the

Caribbean before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our domestic cement volumes from our operations in Colombia increased approximately 5% in 2010 compared to 2009, and ready-mix concrete sales volumes increased approximately 1% during the same period. In 2010, the residential sector was the main driver of demand, supported by low- and middle-income housing development. Infrastructure spending, resulting from Colombia’s countercyclical public policy, positively affected construction. For the year ended December 31, 2010, Colombia represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Colombia decreased approximately 4% in Colombian Peso terms in 2010 compared to 2009, while the average price of ready-mix concrete decreased approximately 8% in Colombian Peso terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete average sales prices, partially offset by the increases in domestic cement and ready-mix concrete sales volumes, net sales of our operations in Colombia, in Colombian Peso terms, decreased approximately 3% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 66%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 10% of net sales for our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our cement volumes from our operations in the Rest of South America, Central America and the Caribbean decreased approximately 8% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 5% during the same period. For the year ended December 31, 2010, the Rest of South and Central America and the Caribbean represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in South America, Central America and the Caribbean increased approximately 3% in Dollar terms in 2010 compared to 2009, and the average sales price of ready-mix concrete decreased approximately 5% in Dollar terms over the same period. For these reasons, net sales of our operations in the Rest of South and Central America and the Caribbean, in Dollar terms, decreased approximately 6% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 74%, ready-mix concrete approximately 20% and our other businesses approximately 6% of net for our operations in the Rest of South America, Central America and the Caribbean before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

For the reasons mentioned above, net sales before eliminations resulting from consolidation in our operations in South and Central America and the Caribbean, in Dollar terms, remained flat in 2010 compared to 2009.

Africa and the Middle East

Our operations in Africa and the Middle East consist of our operations in Egypt, the most significant operations in this geographic segment, the UAE and Israel. Our domestic cement sales volumes from our operations in Africa and Middle East decreased approximately 1% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 4% during the same period. The decrease in domestic cement sales volumes was primarily a result of the decrease in sales volumes in our operations in the UAE, partially offset by the increase in domestic cement sales volumes in our operations in Egypt. For the year ended December 31, 2010, Africa and the Middle East represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations Africa and Middle East increased approximately 2% in Dollar terms in 2010, and the average price of ready-mix concrete decreased approximately 7% in Dollar terms over the same period. For the year ended December 31, 2010, cement represented approximately 52%, ready-mix concrete approximately 33% and our other businesses approximately 15% of net sales for our operations in Africa and Middle East before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our domestic cement sales volumes for our operations in Egypt increased approximately 2% in 2010 compared to 2009, and Egyptian ready-mix concrete sales volumes increased approximately 11% during the same period. The increases in volume resulted primarily from the positive trend in the informal residential sector during the year, which led to higher sales volumes of building materials, partially offset by reduced government spending in the infrastructure sector. For the year ended December 31, 2010, Egypt represented approximately 5% of our total net sales in Peso terms, before eliminations resulting from consolidation. The average domestic sales price of cement increased approximately 5% in Egyptian pound terms in 2010 compared to 2009, and ready-mix concrete sales prices decreased approximately 3% in Egyptian pound terms. During 2010, our operations in Egypt did not export any cement as production was only directed to meet increased domestic demand. As a result of the increases in domestic cement and ready-mix concrete sales volumes and domestic cement average sales price, net sales of our operations in Egypt, in Egyptian pound terms, increased approximately 9% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 86%, ready-mix concrete approximately 9% and our other businesses approximately 5% of net sales for our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our ready-mix concrete sales volumes from our operations in the Rest of Africa and the Middle East decreased approximately 6% in 2010 compared to 2009 primarily as a result of a decrease in sales volumes in our operations in the UAE, and the average ready-mix concrete sales price decreased approximately 7%, in Dollar terms, in 2010 compared to 2009. For the year ended December 31, 2010, Rest of Africa and the Middle East represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. As a result of the decreases in ready-mix concrete average sales price and sales volumes, net sales from our operations in the Rest of Africa and the Middle East, in Dollar terms, decreased approximately 12% in 2010 compared to 2009. The decrease in net sales, in Dollar terms, in our operations in the Rest of Africa and the Middle East was due to a 58% decrease in net sales in the UAE, partially offset by a 11% increase in net sales in Israel. The UAE and Israel represented 16% and 84%, respectively, of net sales in 2010 of our operations in the Rest of Africa and the Middle East. For the year ended December 31, 2010, cement represented approximately 6%, ready-mix concrete represented approximately 66% and our other businesses approximately 28% of net sales of our operations in the Rest of Africa and the Middle East before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in ready-mix concrete average sales price and sales volumes in our operations in the Rest of Africa and Middle East, partially offset by the increase in sales volumes in our operations in Egypt, net sales of our operations in the Rest of Africa and the Middle East before eliminations resulting from consolidation, in Dollar terms, decreased approximately 1% in 2010 compared to 2009.

Asia

Our operations in Asia in 2010 consisted of our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operations we acquired from Rinker in China. Our domestic cement sales volumes in our operations in Asia increased approximately 9% in 2010 compared to 2009, primarily due to an increase in our sales volumes in our operations in the Philippines. Our ready-mix concrete sales volumes of our operations in Asia decreased approximately 2% in 2010 compared to 2009. The main driver of demand for the year was the residential construction sector. For the year ended December 31, 2010, Asia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Asia, which represented approximately 6% of our cement sales volumes in 2010 of our Asian operations, decreased approximately 55% in 2010 compared to 2009 primarily due to lower export volumes to Europe and Africa. Of our total cement export volumes from our operations in Asia during 2010, approximately 15% was shipped to Europe and 85% to Southeast Asia. The average sales price of domestic cement increased 7%, and the average sales price of ready-mix concrete increased 7% in Dollar terms in our operations in Asia in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 72%, ready-mix concrete approximately 22% and our other businesses approximately 6% of our net sales for our operations in Asia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our domestic cement volumes from our operations in the Philippines increased approximately 8% in 2010 compared to 2009. Our sales volumes from our operations in the Philippines increased primarily as a result of an increase in the demand in the residential construction sector, supported by the growth in remittances from overseas workers. Infrastructure spending moderated after mid-year elections, with spending projects in this sector expected to improve during 2011. For the year ended December 31, 2010, the Philippines represented approximately 2% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Philippines increased approximately 2% in Philippine Peso terms in 2010 compared to 2009. As a result, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 5% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 99%, and our other businesses approximately 1%, of net sales for our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our ready-mix concrete sales volumes in our operations in the Rest of Asia, which include our operations in Malaysia and China (representing nearly all our ready-mix concrete sales volumes in the Rest of Asia region), decreased approximately 2% in 2010 compared to 2009. Our domestic cement volumes in the region increased 13% in 2010 compared to 2009. For the year ended December 31, 2010, the Rest of Asia represented approximately 2% of our total net sales in Peso terms, before eliminations resulting from consolidation. The average sales price of ready-mix concrete increased approximately 7% in Dollar terms during 2010, and our average sales price of domestic cement increased 1% in Dollar terms during 2010. For the reasons mentioned above, net sales of our operations in the Rest of Asia, in Dollar terms, increased approximately 5% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 30%, ready-mix concrete approximately 57% and our other businesses approximately 13% of net sales for our operations in the Rest of Asia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

For the reasons described above, our net sales for our operations in the Rest of Asia before eliminations resulting from consolidation, in Dollar terms, increased approximately 9% in 2010 compared to 2009.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 9% before eliminations resulting from consolidation in 2010 compared to 2009 in Dollar terms, primarily as a result of a decrease of approximately 8% in our worldwide cement, clinker and slag trading operations. For the year ended December 31, 2010, our trading operations’ net sales represented approximately 44%, and our information technology solutions company 34%, of our Others segment’s net sales.

Cost of Sales. Our cost of sales, including depreciation, decreased approximately 8%, from Ps139.7 billion in 2009 to Ps128.3 billion in 2010, primarily due to lower sales volumes. As a percentage of net sales, cost of sales increased from 71% in 2009 to 72% in 2010, mainly as a result of lower economies of scale due to lower volumes and higher fuel prices. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps9.3 billion in 2009 and Ps7.9 billion in 2010; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item (except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales), and which, for the years ended December 31, 2009 and 2010, represented Ps13.7 billion and Ps13.2 billion, respectively.

Gross Profit. For the reasons explained above, our gross profit decreased approximately 14%, from approximately Ps58.1 billion in 2009 to approximately Ps50.0 billion in 2010. As a percentage of net sales, gross profit decreased from approximately 29% in 2009 to 28% in 2010. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps13.7 billion in 2009 and approximately Ps13.2 billion in 2010.

Operating Expenses. Our operating expenses decreased approximately 8%, from approximately Ps42.3 billion in 2009 to approximately Ps39.1 billion in 2010, mainly as a result of savings from cost reduction initiatives. As a percentage of net sales, our operating expenses increased from approximately 21% in 2009 to 22% in 2010, as a result of lower economies of scale due to lower volumes and higher transportation cost, partially mitigated by savings from our cost-reduction initiatives. Operating expenses include administrative, selling and distribution expenses. See note 2Q to our consolidated financial statements included elsewhere in this annual report.

Operating Income. For the reasons mentioned above, our operating income decreased approximately 32%, from approximately Ps15.8 billion in 2009 to approximately Ps10.8 billion in 2010. As a percentage of net sales, operating income decreased from approximately 8% in 2009 to approximately 6% in 2010. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

Mexico

Our operating income from our operations in Mexico decreased approximately 11%, from approximately Ps14.0 billion in 2009 to approximately Ps12.4 billion in 2010 in Peso terms. The decrease in operating income was primarily attributable to the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in ready-mix concrete average sales prices explained above.

United States

Our operating loss from our operations in the U.S. increased approximately 23%, from an operating loss of Ps7.3 billion in 2009 to an operating loss of Ps9.0 billion in 2010 in Peso terms. As mentioned above, the increase in operating loss resulted primarily from a slower than expected economic recovery and decreases in our local average cement and ready-mix concrete average sales prices.

Spain

Our operating income from our operations in Spain decreased approximately 41%, from approximately Ps1.7 billion in 2009 to Ps984 million in 2010 in Peso terms. The decrease in operating income resulted primarily from decreases in cement and ready-mix concrete sales volumes and average sales prices given the depressed Spanish economy, as well as cuts in the national budget.

United Kingdom

Our operating loss from our operations in the United Kingdom decreased approximately 9%, from a loss of Ps859 million in 2009 to a loss of Ps780 million in 2010 in Peso terms. The decrease in the operating loss of our operations in the United Kingdom during 2010 compared to 2009 resulted primarily from our cost reduction initiatives.

Germany

Our operating income from our operations in Germany decreased approximately 96%, from Ps658 million in 2009 to Ps26 million in 2010 in Peso terms. The decrease resulted primarily from a decrease in cement sales volumes due to lower demand for building materials, which were also affected by poor winter weather conditions.

France

Our operating income from our operations in France decreased approximately 72%, from approximately Ps786 million in 2009 to approximately Ps221 million in 2010 in Peso terms. The decrease resulted primarily from lower aggregates sale volumes and lower ready-mix and aggregates average sales prices, along with higher energy costs.

Rest of Europe

Our operating income from our operations in the Rest of Europe decreased approximately 59%, from approximately Ps976 million in 2009 to approximately Ps399 million in 2010 in Peso terms. The decrease in our operating income from our operations in the Rest of Europe resulted from lower sales volumes in our ready-mix and aggregates sectors, along with higher energy costs.

South America, Central America and the Caribbean

Our operating income from our operations in South America, Central America and the Caribbean decreased approximately 18%, from approximately Ps5.5 billion in 2009 to approximately Ps4.4 billion in 2010 in Peso terms. The decrease in operating income was primarily attributable to the decreases in domestic cement and ready-mix concrete sales volumes.

In Colombia, operating income decreased approximately 17%, from approximately Ps2.7 billion in 2009 to approximately Ps2.2 billion in 2010 in Peso terms. The decrease resulted primarily from higher energy costs and sale expenses.

Africa and the Middle East

Our operating income from our operations in Africa and the Middle East increased approximately 2%, from approximately Ps4.3 billion in 2009 to approximately Ps4.4 billion in 2010 in Peso terms. The increase in operating income resulted primarily from our Egyptian operations due to an increase in domestic cement sales volumes, partially offset by weaker operating results in the UAE.

Operating income from our operations in Egypt increased approximately 20%, from approximately Ps3.5 billion in 2009 to approximately Ps4.1 billion in 2010 in Peso terms, primarily as a result of improved results in our cement operations. Our operations in the Rest of Africa and the Middle East decreased approximately 73%, from an operating income of Ps830 million in 2009 to an operating income of Ps228 million in 2010 in Peso terms. The decrease in operating income in the Rest of Africa and the Middle East resulted primarily from weaker results in the UAE, particularly in cement.

Asia

Our operating income from our operations in Asia decreased approximately 11%, from approximately Ps1.1 billion in 2009 to approximately Ps982 million in 2010 in Peso terms. The decrease in operating income resulted primarily from weaker operating results in China and Malaysia, along with exchange rate effects.

Our operating income from our operations in the Philippines decreased approximately 9%, from approximately Ps996 million in 2009 to approximately Ps909 million in 2010 in Peso terms. The decrease in operating income resulted primarily from exchange rate effects.

Others

Operating loss in our Others segment improved by approximately 35%, from a loss of approximately Ps4.9 billion in 2009 to a loss of approximately Ps3.2 billion in 2010 in Peso terms, primarily explained by a substantial increase in our worldwide cement, clinker and slag trading operations.

Other Expenses, Net. Our other expenses, net, increased, from approximately Ps5.5 billion in 2009 to approximately Ps6.7 billion in 2010, primarily due to higher asset impairments and loss on the sale of assets, as well as amortization of fees related to the early redemption of debt.

The most significant items included under this caption in 2009 and 2010 are as follows:

	2009		2010
	(in millions of Pesos)
Impairment losses	Ps	(889)	Ps	(1,904)
Restructuring costs		(1,100)		(897)
Charitable contributions		(264)		(385)
Results from sales of assets and others, net		(3,276)		(3,486)

	Ps	(5,529)	Ps	(6,672)

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

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	beginning in 2008, gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result) in countries under high inflation environments.

	Year Ended December 31,
	2009		2010
	(in millions of Pesos)
Comprehensive financing result:
Financial expense	Ps	(13,513)	Ps	(16,302)
Financial income		385		439
Results from financial instruments		(2,127)		(956)
Foreign exchange result		(266)		926
Monetary position result		415		266
Comprehensive financing result	Ps	(15,106)	Ps	(15,627)

Our comprehensive financing result in 2010 was a loss of approximately Ps15.6 billion, an increase from the loss of approximately Ps15.1 billion in 2009. The components of the change are shown above. Our financial expense increased approximately 21%, from approximately Ps13.5 billion in 2009 to approximately Ps16.3 billion in 2010. The increase was primarily attributable to interest rates, partially offset by lower debt levels. Our financial income increased 14%, from Ps385 million in 2009 to Ps439 million in 2010. Our results from financial instruments improved approximately 55%, from a loss of approximately Ps2.1 billion in 2009 to a loss of approximately Ps1.0 billion in 2010. This loss resulted primarily from negative valuations of equity derivatives related to CEMEX and Axtel shares, as discussed below. Our net foreign exchange result improved from a loss of approximately Ps266 million in 2009 to a gain of approximately Ps926 million in 2010, mainly due to the appreciation of the Mexican Peso against the Dollar during 2010. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) decreased approximately 36%, from a gain of Ps415 million during 2009 to a gain of Ps266 million during 2010, primarily attributable to our operations in Egypt.

During 2010 and 2009, certain financing costs associated with the Financing Agreement were capitalized under MFRS as deferred financing costs. For the years ended December 31, 2010 and 2009 some of these financing costs were expensed as incurred in our income reconciliation to U.S. GAAP.

In connection with the 2010 Optional Convertible Subordinated Notes, the portion of the issuance costs associated with the equity component that were recognized within other equity reserves under MFRS, were reclassified and treated as deferred financing costs in our reconciliation to U.S. GAAP as of December 31, 2010.

Derivative Financial Instruments. For the years ended December 31, 2009 and 2010, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange and interest rate derivatives related to energy projects as discussed in note 12C to our consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2010, we had a net loss of approximately Ps956 million in the item “Results from financial instruments” as compared to a net loss of approximately Ps2,127 million in 2009. The loss in 2010 is mainly attributable to changes in the fair value of derivative instruments related to our own and Axtel shares.

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased from an income of approximately Ps10.6 billion in 2009 to an expense of Ps4.5 billion in 2010, mainly attributable to an increase in taxable earnings in our Mexican, South American and Egyptian operations. Our current income tax expense decreased 8%, from approximately Ps8.7 billion in 2009 to Ps8.0 billion in 2010. Our deferred tax benefit decreased from approximately Ps19.3 billion in 2009 to Ps3.5 billion in 2010. The decrease was primarily attributable to the utilization of tax loss carryforwards during the period in certain countries, such as Spain, as well as to the increase in valuation allowances relating to tax loss carryforwards. For the years ended December 31, 2009 and 2010, our statutory income tax rate was 28% and 30%, respectively. Our effective tax rate in 2009 resulted in a tax rate of 227.7% considering a loss before income tax of approximately Ps4.6 billion, while our effective tax rate in 2010 resulted in a negative tax rate of 37.6%, considering a loss before income tax of approximately Ps12.0 billion. See “Item 3 — Key Information — Risk Factors — The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Consolidated Net Income (Loss). For the reasons described above, our consolidated net income (loss) (before deducting the portion allocable to non-controlling interest) for 2010 decreased significantly, from a consolidated net income of approximately Ps1.7 billion in 2009 to a consolidated net loss of approximately Ps16.5 billion.

Controlling Interest Net Income (Loss). Controlling interest net income (loss) represents the difference between our consolidated net income (loss) and non-controlling interest net income (loss), which is the portion of our consolidated net income (loss) attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net income (loss) decreased significantly, from a net income of approximately Ps1.4 billion in 2009 to a controlling interest net loss of approximately Ps16.5 billion in 2010. As a percentage of revenues, controlling interest net income represented 1% in 2009.

Non-controlling Interest Net Income. Changes in non-controlling interest net income (loss) in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income (loss) attributable to those subsidiaries. Non-controlling interest net income decreased approximately 89%, from Ps240 million in 2009 to Ps27 million in 2010, mainly as a result of a significant decrease in the net income of the consolidated entities in which others have a non-controlling interest. As a result, the percentage of our consolidated net income (loss) allocable to non-controlling interests decreased from 15% in 2009 to 0.2% in 2010.

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

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
North America
Mexico	-4%	-14%	-61%	+2%	+1%
United States(2)	-32%	-38%	N/A	-6%	-8%
Europe
Spain(3)	-40%	-44%	+77%	-10%	-8%
United Kingdom	-19%	-25%	N/A	+8%	+2%
Germany	-18%	-9%	N/A	+10%	+4%
France	N/A	-18%	N/A	N/A	+3%
Rest of Europe(4)	-14%	-22%	N/A	-11%	-12%
South/Central America and the Caribbean
Colombia	-6%	-17%	N/A	+10%	-6%
Rest of South/Central America and the Caribbean(5)	-40%	-43%	N/A	+8%	+6%
Africa and the Middle East
Egypt	+13%	+9%	N/A	+13%	+12%
Rest of Africa and the Middle East(6)	+204%	-17%	N/A	-24%	-3%

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Asia
Philippines	+9%	N/A	-12%	+7%	N/A
Rest of Asia(7)	-21%	-18%	N/A	-3%	Flat

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.).
(4)	Our Rest of Europe segment includes our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Finland, Norway and Sweden, as well as our other European assets.
(5)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(6)	Our Rest of Africa and the Middle East segment includes the operations in the UAE and Israel.
(7)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh, China and other assets in the Asian region.

On a consolidated basis, our cement sales volumes decreased approximately 17%, from 78.5 million tons in 2008 to 65.1 million tons in 2009, and our ready-mix concrete sales volumes decreased approximately 24%, from 71.0 million cubic meters in 2008 to 53.9 million cubic meters in 2009. Our revenues decreased approximately 12%, from Ps225.7 billion in 2008 to Ps197.8 billion in 2009, and our operating income decreased approximately 39%, from Ps26.1 billion in 2008 to Ps15.8 billion in 2009.

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

	Net Sales
Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	For the Year Ended December 31,
				2008	2009
				(in millions of Pesos)
North America
Mexico	-1%	—	-1%	Ps42,857	Ps42,339
United States(2)	-40%	+14%	-26%	52,040	38,472
Europe
Spain(3)	-44%	+9%	-35%	17,493	11,308

	Net Sales
Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	For the Year Ended December 31,
				2008		2009
				(in millions of Pesos)
United Kingdom	-19%	+3%	-16%		19,225		16,126
Germany	-11%	+15%	+4%		15,883		16,492
France	-16%	+13%	-3%		14,266		13,866
Rest of Europe(4)	-29%	+13%	-16%		19,343		16,174
South/Central America and the Caribbean
Venezuela	—	—	—		4,443		—
Colombia	-9%	+10%	+1%		6,667		6,766
Rest of South/Central America and the Caribbean(5)	-39%	+45%	+6%		13,035		13,857
Africa and Middle East
Egypt	+27%	+33%	+60%		5,218		8,372
Rest of Africa and the Middle East(6)	-23%	+17%	-6%		6,850		6,425
Asia
Philippines	+15%	+17%	+32%		2,928		3,867
Rest of Asia(7)	-18%	+29%	+11%		2,313		2,566
Others(8)	-45%	+12%	-27%		13,368		9,709

Net sales before eliminations			-13%		235,929		206,339
Eliminations from consolidation					(10,264)		(8,538)
Consolidated net sales			-12%	Ps	225,665	Ps	197,801

	Operating Income
Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	For the Year Ended December 31,
				2008		2009
				(in millions of Pesos)
North America
Mexico	-2%	—	-2%	Ps	14,254	Ps	13,965
United States(2)	N/A	N/A	N/A		(461)		(7,290)
Europe
Spain(3)	-55%	-6%	-61%		4,325		1,667
United Kingdom	+39%	—	+39%		(1,411)		(859)
Germany	+18%	+34%	+52%		434		658
France	+24%	+32%	+56%		505		786
Rest of Europe(4)	-59%	+8%	-51%		2,009		976
South/Central America and the Caribbean
Venezuela	—	—	—		958		—
Colombia	+13%	+13%	+26%		2,116		2,672
Rest of South/Central America and the Caribbean(5)	-8%	+20%	+12%		2,481		2,784
Africa and Middle East
Egypt	+34%	+25%	+59%		2,176		3,465
Rest of Africa and the Middle East(6)	+20%	+29%	+49%		558		830
Asia
Philippines	+58%	+31%	+89%		528		996

	Operating Income
Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	For the Year Ended December 31,
				2008		2009
				(in millions of Pesos)
Rest of Asia(7)	+35%	+44%	+79%		57		102
Others(8)	-223%	+122%	-101%		(2,441)		(4,912)
Consolidated operating income			-39%	Ps	26,088	Ps	15,840

N/A = Not Applicable

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.).
(4)	Our Rest of Europe segment includes our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Finland, Norway and Sweden, as well as our other European assets.
(5)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(6)	Our Rest of Africa and the Middle East segment includes our operations in the UAE and Israel.
(7)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh, China and other assets in the Asian region.
(8)	Our Others segment includes our worldwide maritime trade operations, our information solutions company and other minor subsidiaries.

Net Sales. Our consolidated net sales decreased approximately 12%, from Ps225.7 billion in 2008 to Ps197.8 billion in 2009. The decrease in net sales was primarily attributable to lower volumes and prices mainly from our operations in the United States and Spain. The infrastructure sector continues to be the main driver of demand in most of our markets. Our consolidated statement of operations present the results of our operations in Australia, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements included elsewhere in this annual report. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 4% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 14% during the same period. The residential and infrastructure sectors continue to be the main drivers of cement demand in the country. In 2009, activity from other construction sectors softened as they were affected by the overall challenging macroeconomic environment. Our cement export volumes from our operations in Mexico, which represented approximately 3% of our Mexican cement sales volumes in 2009, decreased approximately 61% in 2009 compared to 2008, primarily as a result of lower export volumes to the United States. Of our total cement export volumes during 2009 from our operations in Mexico, 19% was shipped to the United States, 71% to Central America and the Caribbean and 10% to

South America. Our net sales from our operations in Mexico represented approximately 20% of our total net sales in 2009, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Mexico increased approximately 2% in Peso terms in 2009 compared to 2008, and the average sales price of ready-mix concrete increased approximately 1% in Peso terms over the same period. For the year ended December 31, 2009, cement represented approximately 56%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 21% of our net sales for our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in domestic cement and ready-mix concrete sales prices, our Mexican net sales, in Peso terms, declined slightly in 2009 compared to 2008.

United States

Our domestic cement sales volumes from our operations in the U.S., which include cement purchased from our other operations, decreased approximately 32% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 38% during the same period. The decreases in our domestic cement and ready-mix concrete sales volumes from our operations in the U.S. resulted primarily from significantly weaker demand in all our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower volumes. Overall construction activity weakened further as economic conditions continued to worsen and credit availability became extremely scarce. Our operations in the United States represented approximately 19% of our total net sales in 2009 in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the U.S. decreased approximately 6% in Dollar terms in 2009 compared to 2008, and the average sales price of ready-mix concrete decreased approximately 8% in Dollar terms over the same period. The decreases in average prices were primarily due to decreased demand as a result of recessionary economic conditions and tight credit availability. For the year ended December 31, 2009, cement represented approximately 29%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 42% of our net sales for our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in the United States, in Dollar terms, decreased approximately 40% in 2009 compared to 2008. The decrease in net sales in the United States during 2009 compared to 2008 resulted from weaker demand in our U.S. markets, the recessionary economic conditions and tight credit availability.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 40% in 2009 compared to 2008, while ready-mix concrete sales volumes decreased approximately 44% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes were the result of the country’s continued challenging economic environment. Overall economic activity continues to worsen and has negatively affected overall cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions. Our 2009 net sales from our operations in Spain represented approximately 5% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented approximately 14% of our cement sales volumes in 2009 from our operations in Spain, increased by approximately 77% in 2009 compared to 2008, primarily as a result of lower domestic sales and higher export volumes to Africa. Of our total cement export volumes in 2009 from our operations in Spain, 7% was shipped to Europe and the Middle East, 90% to Africa, and 3% to other countries. Our average domestic sales price of cement from our operations in Spain decreased approximately 10% in Euro terms in 2009 compared to 2008, and the average price of ready-mix concrete decreased approximately 8% in Euro terms over the same period. For the year ended December 31, 2009, cement represented approximately 59%, ready-mix concrete approximately 22% and our aggregates and other businesses approximately 19% of net sales for our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and ready-mix concrete sales volumes, our net sales from our operations in Spain, in Euro terms, decreased approximately 44% in 2009 compared to 2008.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased approximately 19% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 25% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from a deteriorating macroeconomic environment in the United Kingdom. Lower liquidity has affected construction spending and the initiation of new projects in all construction market segments. The decrease in domestic cement demand during 2009 was primarily driven by less construction spending and fewer new projects. Our 2009 net sales from our operations in the United Kingdom represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the United Kingdom increased approximately 8% in Pound terms in 2009 compared to 2008, and the average price of ready-mix concrete increased approximately 2% in Pound terms over the same period. For the year ended December 31, 2009, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of our net sales for our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales from our operations in the United Kingdom, in Pound terms, decreased approximately 19% in 2009 compared to 2008.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 18% in 2009 compared to 2008, and ready-mix concrete sales volumes in those operations decreased approximately 9% during the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from lower demand in the non-residential and infrastructure sectors. Our 2009 net sales from our operations in Germany represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Germany increased approximately 10% in Euro terms in 2009 compared to 2008, and the average price of ready-mix concrete increased approximately 4% in Euro terms over the same period. For the year ended December 31, 2009, cement represented approximately 26%, ready-mix concrete approximately 36% and our aggregates and other businesses approximately 38% of our net sales for our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales in Germany, in Euro terms, decreased approximately 11% in 2009 compared to 2008.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 18% in 2009 compared to 2008, primarily as a result of the continued challenging situation in the building materials sector. Activity from the residential and industrial and commercial sectors continues to be very weak. Our 2009 net sales from our operations in France represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete from our operations in France increased approximately 3% in Euro terms in 2009 compared to 2008. For the year ended December 31, 2009, ready-mix concrete represented approximately 73% and our aggregates and other businesses represented approximately 27% of net sales for our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of lower ready-mix concrete volumes, despite improved pricing, net sales in France, in Euro terms, decreased approximately 16% in 2009 compared to 2008.

Rest of Europe

Our operations in our Rest of Europe segment in 2009 consisted of our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Italy, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden. Our domestic cement sales volumes from our operations in the Rest of Europe decreased approximately 14% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 22% during the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a slowdown in the housing sector and delays in infrastructure projects as a result of the harsh winter. Our net sales from our operations in the Rest of Europe for the year ended December 31, 2009 represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Rest of Europe decreased approximately 11% in Euro terms in 2009 compared to 2008, and the average price of ready-mix concrete decreased approximately 12% in Euro terms over the same period. For the year ended December 31, 2009, cement represented approximately 40%, ready-mix concrete approximately 38% and our aggregates and other businesses approximately 22% of net sales for our operations in the Rest of Europe before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales prices and sales volumes, net sales in the Rest of Europe, in Euro terms, decreased approximately 29% in 2009 compared to 2008.

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

Our domestic cement sales volumes from our operations in South America, Central America and the Caribbean decreased approximately 30% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 34% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes is primarily attributable to lower economic activity and the consolidation of the results of operations from our operations in Venezuela for the seven-month period ended July 31, 2008 (prior to its expropriation by the Venezuelan government). For the year ended December 31, 2009, our operations in South America, Central America and the Caribbean represented approximately 10% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in South America, Central America and the Caribbean increased approximately 8% in Dollar terms in 2009 compared to 2008, while the average sales price of ready-mix concrete decreased approximately 8% in Dollar terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales in our operations in South America, Central America and the Caribbean, in Dollar terms, decreased approximately 32% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 71%, ready-mix concrete approximately 22% and our aggregates and other businesses approximately 7% of net sales for our operations in South America, Central America and the Caribbean before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our cement volumes from our operations in Colombia decreased approximately 6% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 17% during the same period. The decreases in sales volumes resulted primarily from lower economic activity, especially in the self-construction and low income sectors. For the year ended December 31, 2009, Colombia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Colombia increased approximately 10% in Colombian Peso terms in 2009 compared to 2008, while the average price of ready-mix concrete decreased approximately 6% in Colombian Peso terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in domestic cement and ready-mix concrete sales prices, net sales of our operations in Colombia, in Colombian Peso terms, decreased approximately 9% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 65%, ready-mix concrete approximately 25% and our aggregates and other businesses approximately 10% of net sales for our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our cement volumes from our operations in our Rest of South and Central America and the Caribbean segment decreased approximately 40% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 43% during the same period, mainly as a result of the expropriation of CEMEX Venezuela in 2008. For the year ended December 31, 2008, our net sales from our operations in the Rest of South and Central America and the Caribbean included the results of operations from our operations in Venezuela for the seven-month period ended July 31, 2008 (prior to its expropriation by the Venezuelan government). For the year ended December 31, 2009, the Rest of South and Central America and the Caribbean represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Rest of South and Central America and the Caribbean increased approximately 8% in Dollar terms in 2009 compared to 2008, and the average sales price of ready-mix concrete increased approximately 6% in Dollar terms over the same period. For these reasons, net sales of our operations in the Rest of South and Central America and the Caribbean, in Dollar terms, decreased approximately 39% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 74%, ready-mix concrete approximately 21% and our other businesses approximately 5% of our net sales of our operations in the Rest of South and Central America and the Caribbean before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes mentioned above, revenues in our operations in South America, Central America and the Caribbean, in Dollar terms, decreased approximately 32% in 2009 compared to 2008.

Africa and the Middle East

Our operations in Africa and the Middle East consist of our operations in Egypt, the most significant operations in this geographic segment, and the United Arab Emirates (UAE) and Israel. Our domestic cement sales volumes from our operations in Africa and the Middle East increased approximately 22% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 14% during the same period. The increase in domestic cement sales volumes was primarily a result of the increase in sales volumes in our operations in Egypt. For the year ended December 31, 2009, Africa and the Middle East represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Africa and the Middle East increased approximately 8% in Dollar terms in 2009, and the average price of ready-mix concrete decreased approximately 8% in Dollar terms over the same period. For the year ended December 31, 2009, cement represented approximately 52%, ready-mix concrete approximately 37% and our other businesses approximately 11% of our net sales of our operations in Africa and the Middle East before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our domestic cement sales volumes from our operations in Egypt increased approximately 13% in 2009 compared to 2008, and Egyptian ready-mix concrete sales volumes increased approximately 9% during the same period. The increases in volumes resulted primarily from the positive trend in the informal residential and infrastructure sectors, which led to higher sales volumes of building materials. The high-income housing sector started to slow down in response to the macroeconomic situation, while the self-construction sector maintained its stability. For the year ended December 31, 2009, Egypt represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. The average domestic sales price of cement increased approximately 13% in Egyptian pound terms in 2009 compared to 2008, and ready-mix concrete sales prices increased approximately 12% in Egyptian pound terms. During 2009, our operations in Egypt did not export any cement as production was only directed to meet increased domestic demand. As a result of the increases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales of our operations in Egypt, in Egyptian pound terms, increased approximately 27% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 89%, ready-mix concrete approximately 9% and our other businesses approximately 2% of net sales for our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our ready-mix concrete sales volumes from our operations in the Rest of Africa and the Middle East decreased approximately 17% in 2009 compared to 2008 primarily as a result of economic conditions, which have had a negative effect on the commercial and residential sectors, and the average ready-mix concrete sales price decreased approximately 3%, in Dollar terms, in 2009 compared to 2008. For the year ended December 31, 2009, Rest of Africa and the Middle East represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. As a result of the decreases in ready-mix concrete average sales price and sales volumes, net sales of our operations in the Rest of Africa and the Middle East, in Dollar terms, decreased approximately 23% in 2009 compared to 2008. The decrease in net sales, in Dollar terms, in our operations in the Rest of Africa and the Middle East was due to a 4% decrease in net sales in Israel and a 36% decrease in net sales in the UAE. They represent 66% and 34%, respectively, of our operations in the Rest of Africa and the Middle East.

For the year ended December 31, 2009, cement represented approximately 12%, ready-mix concrete represented approximately 66% and our other businesses approximately 22% of our net sales of our operations in the Rest of Africa and the Middle East before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in ready-mix concrete average sales price and sales volumes in our operations in the Rest of Africa and the Middle East, partially offset by the increase in average sales price and sales volumes in our operations in Egypt, net sales before eliminations resulting from consolidation in our operations in Africa and the Middle East, in Dollar terms, decreased approximately 2% in 2009 compared to 2008.

Asia

Our operations in Asia in 2009 consisted of our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operations we acquired from Rinker in China. Our domestic cement sales volumes from our operations in Asia remained flat in 2009 compared to 2008. Our ready-mix concrete sales volumes from our operations in Asia decreased approximately 18% in 2009 compared to 2008, primarily as a result of the decrease in our ready-mix concrete sales volumes in our operations in Malaysia. Our cement export volumes from our operations in Asia, which represented approximately 16% of our cement sales volumes in 2009 from our operations in Asia, decreased approximately 12% in 2009 compared to 2008 primarily due to decreased cement demand in the Europe region. Of our total cement export volumes during 2009 from our operations in Asia, approximately 21% was shipped to Africa, 57% to Europe and 22% to the Southeast Asia region. For the year ended December 31, 2009, Asia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. The average sales price of domestic cement increased 1% and the average sales price of ready-mix concrete in our operations in Asia remained flat in Dollar terms in 2009 compared to 2008. The main drivers of demand in the segment continue to be the commercial and infrastructure sectors.

For the year ended December 31, 2009, cement represented approximately 70%, ready-mix concrete approximately 24% and our other businesses approximately 6% of our net sales of our operations in Asia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our domestic cement volumes from our operations in the Philippines increased approximately 9% in 2009 compared to 2008. For the year ended December 31, 2009, the Philippines represented approximately 2% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Philippines increased approximately 7% in Philippine Peso terms in 2009 compared to 2008. As a result, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 15% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented 100% of net sales for our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

Our ready-mix concrete sales volumes from our operations in the Rest of Asia, which include our operations in Malaysia and China (representing nearly all our ready-mix concrete sales volumes in the Rest of Asia region), decreased approximately 18% in 2009 compared to 2008 due to the finalization of large infrastructure projects and reduced exports. The average sales price of ready-mix concrete remained flat, in Dollar terms, during 2009. For the reasons mentioned above, net sales of our operations in the Rest of Asia, in Dollar terms, decreased approximately 18% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 28%, ready-mix concrete approximately 58% and our other businesses approximately 14% of our net sales of our operations in the Rest of Asia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

For the reasons described above, net sales from our operations in Asia before eliminations resulting from consolidation, in Dollar terms, decreased approximately 4% in 2009 compared to 2008.

On October 1, 2009, we completed the sale of our operations in Australia to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). Our consolidated statement of operations present the results of our operations in Australia, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued

operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements included elsewhere in this annual report.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 45% before eliminations resulting from consolidation in 2009 compared to 2008 in Dollar terms, primarily as a result of a decrease of approximately 54% in our worldwide cement, clinker and slag trading operations and a decrease of approximately 17% in sales of our information technology solutions company. For the year ended December 31, 2009, our trading operations’ net sales represented approximately 48%, and our information technology solutions company 32%, of our Others segment’s net sales.

Cost of Sales. Our cost of sales, including depreciation, decreased approximately 9%, from Ps154.0 billion in 2008 to Ps139.7 billion in 2009, primarily due to the decrease in sales volumes mentioned above. As a percentage of revenues, cost of sales increased from 68% in 2008 to 71% in 2009, mainly as a result of lower economies of scale due to lower volumes, especially in the United States, Spain and Mexico. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps11.1 billion in 2008 and Ps9.3 billion in 2009; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item (except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales), and which, for the years ended December 31, 2008 and 2009, represented expenses of approximately Ps13.4 billion and Ps13.7 billion, respectively.

Gross Profit. For the reasons explained above, our gross profit decreased approximately 19%, from Ps71.7 billion in 2008 to Ps58.1 billion in 2009. As a percentage of revenues, gross profit decreased from approximately 32% in 2008 to 29% in 2009. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps24.4 billion in 2008 and Ps23.0 billion in 2009.

Operating Expenses. Our operating expenses decreased approximately 7%, from Ps45.6 billion in 2008 to Ps42.3 billion in 2009, mainly as a result of cost reduction initiatives. As a percentage of revenues, our operating expenses decreased approximately 1%, reflecting our cost reduction initiatives, partially mitigated by lower volumes in our operations year over year. Operating expenses include administrative, selling and distribution expenses. See note 2Q to our consolidated financial statements included elsewhere in this annual report.

Operating Income. For the reasons mentioned above, our operating income decreased approximately 39%, from Ps26.1 billion in 2008 to Ps15.8 billion in 2009. As a percentage of revenues, operating income decreased from approximately 12% in 2008 to 8% in 2009. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

Mexico

Our operating income from our operations in Mexico decreased approximately 2%, from Ps14.3 billion in 2008 to Ps14.0 billion in 2009 in Peso terms. The decrease in operating income was primarily attributable to the decreases in domestic cement and ready-mix concrete sales volumes explained above.

United States

Our operating loss from our operations in the U.S. increased substantially, from an operating loss of Ps461 million in 2008 to an operating loss of Ps7.3 billion in 2009 in Peso terms. As mentioned above, the decrease in operating income resulted primarily from a significantly weaker demand in all our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower volumes. Overall construction activity weakened further as economic conditions continued to worsen and credit availability became extremely scarce.

Spain

Our operating income from our operations in Spain decreased approximately 61%, from Ps4.3 billion in 2008 to Ps1.7 billion in 2009 in Peso terms. The decrease in operating income resulted primarily from the country’s continued challenging economic environment. Overall economic activity continues to worsen and has negatively affected overall cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions.

United Kingdom

Our operating loss from our operations in the United Kingdom decreased approximately 39%, from a loss of Ps1.4 billion in 2008 to a loss of Ps859 million in 2009 in Peso terms. The decrease in the operating loss of our operations in the United Kingdom during 2009 compared to 2008 resulted primarily from a decrease in cost of sales (variable and fixed) of 21% in Pound terms (from £716 million in 2008 to £564 million in 2009). Also in 2009, operating expenses decreased 17% in Pound terms as a result of cost and expense reductions to adjust our operations to the current market conditions.

Germany

Our operating income from our operations in Germany increased approximately 52%, from Ps434 million in 2008 to Ps658 million in 2009 in Peso terms. The increase resulted primarily from a decrease in cost of sales of 12% in Euro terms. Additionally, in 2009, operating expenses decreased 11% in Euro terms, primarily as a result of our cost reduction efforts to adjust our operations to then current market conditions.

France

Our operating income from our operations in France increased approximately 56%, from Ps505 million in 2008 to Ps786 million in 2009 in Peso terms. The increase resulted primarily from our cost reduction efforts.

Rest of Europe

Our operating income from our operations in the Rest of Europe decreased approximately 51%, from Ps2.0 billion in 2008 to Ps976 million in 2009 in Peso terms. The decrease in our operating income of our operations in the Rest of Europe resulted from lower domestic cement and ready-mix concrete sales volumes and average sales prices, especially in our Poland operations.

South America, Central America and the Caribbean

Our operating income from our operations in South America, Central America and the Caribbean decreased approximately 2%, from Ps5.5 billion in 2008 to Ps5.4 billion in 2009 in Peso terms. The decrease in operating income was primarily attributable to the decreases in domestic cement and ready-mix concrete sales volumes, which was primarily attributable to lower economic activity and the consolidation of the results of operations from our operations in Venezuela for the seven-month period ended July 31, 2008 (prior to its expropriation by the Venezuelan government).

In Colombia, operating income increased approximately 26%, from Ps2.1 billion in 2008 to Ps2.6 billion in 2009 in Peso terms. The increase resulted primarily from our cost reduction efforts to adjust our operations to the existing market conditions.

Africa and the Middle East

Our operating income from our operations in Africa and the Middle East increased approximately 57%, from Ps2.7 billion in 2008 to Ps4.3 billion in 2009 in Peso terms. The increase in operating income resulted primarily from the increase in domestic cement and ready-mix concrete sales prices and sales volumes in our operations in Egypt.

Operating income from our operations in Egypt increased approximately 59%, from Ps2.1 billion in 2008 to Ps3.5 billion in 2009, primarily as a result of increases in the average domestic cement and ready-mix concrete sales prices and sales volumes. Our operations in the Rest of Africa and the Middle East increased approximately 49%, from an operating income of Ps558 million in 2008 to an operating income of Ps830 million in 2009 in Peso terms. The increase in operating income in the Rest of Africa and the Middle East resulted primarily from a decrease in cost of sales and operating expenses in Israel and UAE.

Asia

Our operating income from our operations in Asia increased approximately 88%, from Ps585 million in 2008 to Ps1.1 billion in 2009 in Peso terms. The increase in operating income resulted primarily from the increase in our net sales of our operations in the Philippines, while cost of sales remained flat and operating expenses decreased 8% in Dollar terms as a result of our global cost-reduction efforts.

Our operating income from our operations in the Philippines increased approximately 89%, from Ps528 million in 2008 to Ps996 million in 2009 in Peso terms.

On October 1, 2009, we completed the sale of our operations in Australia to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). Our consolidated statement of operations present the results of our operations in Australia, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements included elsewhere in this annual report.

Others

Operating loss in our Others segment increased approximately 101%, from a loss of Ps2.4 billion in 2008 to a loss of Ps4.9 billion in 2009 in Peso terms, primarily explained by a decrease in operating income of 83% in our worldwide cement, clinker and slag trading operations.

Other Expenses, Net. Our other expenses, net, decreased significantly, from Ps21.4 billion in 2008 to Ps5.5 billion in 2009, primarily due to the 2008 impairment losses of goodwill and other long-lived assets in the amount of approximately Ps21.1 billion as described in notes 10 and 11B to our consolidated financial statements included elsewhere in this annual report.

The most significant items included under this caption in 2008 and 2009 are as follows:

	2008		2009
	(in millions of Pesos)
Impairment losses	Ps	(21,125)	Ps	(889)
Restructuring costs		(3,141)		(1,100)
Charitable contributions		(174)		(264)
Current and deferred ESPS		2,283		(8)
Results from sales of assets and others, net		754		(3,268)

	Ps	(21,403)	Ps	(5,529)

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

	Year Ended December 31,
	2008		2009
	(in millions of Pesos)
Comprehensive Financing Result:
Financial expense	Ps	(10,199)	Ps	(13,513)
Financial income		513		385
Results from financial instruments		(15,172)		(2,127)
Foreign exchange result		(3,886)		(266)
Monetary position result		418		415

Comprehensive financing result	Ps	(28,326)	Ps	(15,106)

Our comprehensive financing result improved from a loss of Ps28.3 billion in 2008 to a loss of Ps15.1 billion in 2009. The components of the change are shown above. Our financial expense increased approximately 32%, from Ps10.2 billion in 2008 to Ps13.5 billion in 2009. The increase was primarily attributable to the change in interest rates and the recognition of fees related to the Financing Agreement. Our financial income decreased 25%, from Ps513 million in 2008 to Ps385 million in 2009, primarily attributable to significantly lower interest rates. Our results from financial instruments improved significantly from a loss of Ps15.2 billion in 2008 to a loss of Ps2.1 billion in 2009. The decrease in our loss from financial instruments was primarily attributable to the closing of a significant portion of our derivatives instruments explained below. Our net foreign exchange result improved from a loss of Ps3.9 billion in 2008 to a loss of Ps266 million in 2009, mainly due to the appreciation of the Mexican Peso and the Euro against the Dollar. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) decreased approximately 1%, from a gain of Ps418 million during 2008 to a gain of Ps415 million during 2009.

During 2009, certain financing costs associated with the Financing Agreement were capitalized under MFRS. See note 12 to our consolidated financial statements included elsewhere in this annual report. In the U.S. GAAP reconciliation of our 2009 financial statements, we include a reconciliation item, as some of these financing costs under U.S. GAAP should be expensed as incurred and recognized in our statement of operations.

Derivative Financial Instruments. For the year ended December 31, 2008, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross-currency swaps, including our derivative instruments related to the issuance of perpetual debentures by consolidated entities, equity forward contracts and interest rate derivatives related to energy projects as discussed in note 12C to our consolidated financial statements included elsewhere in this annual report.

As required in the context of our renegotiation with our major lenders prior to entering into the Financing Agreement, during the first half of 2009, we closed a significant portion of our derivative instruments. Furthermore, during July 2009, we closed the Japanese Yen cross-currency swap derivatives associated with our perpetual debentures. Therefore, as of December 31, 2009, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a forward instrument over the Total Return Index (TRI) of the Mexican Stock Exchange and interest rate derivatives related to energy projects as discussed in note 12C to our consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2009, we had a net loss of approximately Ps2.1 billion in the item “Results from financial instruments” as compared to a net loss of Ps15.2 billion in 2008. The loss in 2009 is mainly attributable to the currency derivatives we held and closed during the year, offset by the positive result from changes in market value of the equity derivatives remaining in our portfolio.

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of income taxes plus deferred income taxes, decreased from an income of Ps23.0 billion in 2008 to an income of Ps10.6 billion in 2009, mainly attributable to an increase in taxable earnings in our Mexican and South American operations. Our current income tax expense increased 9%, from Ps8.0 billion in 2008 to Ps8.7 billion in 2009. Our deferred tax benefit decreased from Ps31.0 billion in 2008 to Ps19.3 billion in 2009. The decrease was primarily attributable to the utilization of tax loss carryforwards during the period, the increases in the statutory income tax rate in Mexico from 28% to 30% in future periods, as well as the increase in valuation allowances relating to tax loss carryforwards. For the years ended December 31, 2008 and 2009, our statutory income tax rate was 28%. Our effective tax rate in 2008 resulted in a tax rate of 101.0%, considering a loss before income tax of approximately Ps22.7 billion, while our effective tax rate in 2009 resulted in a tax rate of 227.7%, considering a loss before income tax of approximately Ps4.6 billion. See “Item 3 — Key Information — Risk Factors — The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2009 decreased approximately Ps674 million, or 29%, from Ps2.3 billion in 2008 to Ps1.6 billion in 2009. As a percentage of revenues, consolidated net income remained flat at approximately 1% in 2008 and 2009.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net income decreased by approximately 38%, from Ps2.3 billion in 2008 to Ps1.4 billion in 2009. As a percentage of revenues, controlling interest net income remained flat in 2009 compared to 2008.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income increased substantially, from Ps45 million in 2008 to Ps240 million in 2009, mainly as a result of a significant increase in the net income of the consolidated entities in which others have a non-controlling interest. As a result, the percentage of our consolidated net income allocable to non-controlling interests increased from 2% in 2008 to 15% in 2009.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities from continuing operations were approximately Ps38.5 billion in 2008, Ps33.7 billion in 2009 and Ps21.8 billion in 2010. See our Statement of Cash Flows included elsewhere in this annual report.

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

Our review of sources and uses of resources presented below refers to nominal amounts included in our statement of cash flows for 2008, 2009 and 2010.

Our primary sources and uses of cash during the years ended December 31, 2008, 2009 and 2010 were as follows:

	2008		2009		2010
	(in millions of Pesos)
Operating activities
Controlling interest net income (loss)		2,323		1,649		(16,489)
Discontinued operations		2,097		(4,276)		—

Net income (loss) from continuing operations		226		5,925		(16,489)
Non-cash items		40,555		34,603		42,537
Changes in working capital, excluding income taxes		1,299		(2,599)		100

Net cash flows provided by continuing operations before taxes		42,080		37,929		26,148
Income taxes paid in cash		(3,625)		(4,201)		(4,310)
Net cash flows provided by continuing operations		38,455		33,728		21,838
Net cash flow provided by discontinued operations		2,817		1,023		—

Net cash flows provided by operating activities		41,272		34,751		21,838
Investing activities
Property, machinery and equipment, net		(20,511)		(6,655)		(4,726)
Disposal of subsidiaries and associates, net		10,845		21,115		1,172
Other investments		(3,597)		(8,254)		1,692
Net cash flows (used in) provided by investing activities of continuing operations		(13,263)		6,206		(1,862)
Net cash flows used in investing activities of discontinued operations		(1,367)		(491)		—

Net cash flows (used in) provided by investing activities		(14,630)		5,715		(1,862)
Financing activities
Repayment of debt, net		(3,611)		(35,812)		(9,615)
Financial expense paid in cash including coupons on perpetual debentures		(11,784)		(14,607)		(14,968)
Issuance of common stock		—		23,953		5
Dividends paid		(215)		—		—
Financing derivative instruments		(9,909)		(8,513)		69
Non-current liabilities and others, net		1,471		(2,795)		122

Net cash flows used in financing activities of continuing operations		(24,048)		(37,774)		(24,387)
Net cash flows provided by financing activities of discontinued operations		359		628		—

Net cash flows used in financing activities		(23,689)		(37,146)		(24,387)

Conversion effects		1,277		(2,116)		(1,339)
Increase (decrease) in cash and investments of continuing operations		1,144		2,160		(4,411)
Increase in cash and investments of discontinued operations		1,809		1,160		—
Cash and investments at beginning of year		8,670		12,900		14,104

Cash and investments at end of year	Ps	12,900	Ps	14,104	Ps	8,354

2010. During 2010, in nominal Peso terms, and including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.3 billion, there was a decrease in cash and investments of continuing operations of approximately Ps4.4 billion. This decrease was generated by net resources used in financing activities of approximately Ps24.4 billion and by net resources used in investing activities of approximately Ps1.9 billion, partially offset by our net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps4.3 billion, amounted to approximately Ps21.8 billion.

For the year ended December 31, 2010, our net resources provided by operating activities included a net reduction in working capital of approximately Ps100 million, which was primarily generated by increases in trade payables, other accounts payables and accrued expenses and decreases in trade receivables and inventories of an aggregate amount of approximately Ps2.8 billion, partially offset by increases in other accounts receivables and other assets for an aggregate amount of approximately Ps2.7 billion.

During 2010, our net resources used in financing activities of approximately Ps24.4 billion included payments of debt of approximately Ps9.6 billion. The net resources provided by operating activities were disbursed mainly in connection with: a) repayments of debt, as described above; b) capital expenditures of approximately Ps4.7 billion; and c) financial expenses paid in cash, including perpetual instruments, of approximately Ps15.0 billion.

2009. During 2009, in nominal Peso terms and including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps2.1 billion, there was an increase in cash and investments of continuing and discontinued operations of Ps2.2 billion and Ps1.2 billion, respectively. This increase was generated by net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps4.2 billion, amounted to approximately Ps34.8 billion, and by net resources provided by investing activities of approximately Ps5.7 billion, which were partially offset by net resources used in financing activities of approximately Ps37.1 billion.

For the year ended December 31, 2009, our net resources provided by operating activities included a net increase in working capital of approximately Ps2.6 billion, which was mainly generated by decreases in trade payables and other accounts payable and accrued expenses for an aggregate amount of approximately Ps10.6 billion, partially offset by decreases in trade receivables and other accounts receivable and decreases in inventories for an aggregate amount of approximately Ps8.0 billion.

During 2009, our net resources used in financing activities of approximately Ps37.1 billion included new borrowings of approximately Ps40.2 billion which, in conjunction with net resources provided by operating activities and resources obtained from the sale of subsidiaries and affiliates of approximately Ps21.1 billion and the equity issuance of approximately Ps24.0 billion, were disbursed mainly in connection with: a) debt repayments of approximately Ps76.0 billion; b) net losses realized in derivative financial instruments of approximately Ps8.5 billion; c) capital expenditures of approximately Ps8.7 billion; d) financial expenses, including perpetual instruments, for approximately Ps14.6 billion; and e) restructuring fees for approximately Ps8.4 billion.

The resources obtained during 2009 from the sale of subsidiaries and associates for approximately Ps21.1 billion principally consisted of the sale of our Australian operations (see note 3B to our consolidated financial statements included elsewhere in this annual report).

2008. During 2008, in nominal Peso terms and including the positive foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.3 billion, there was an increase in cash and investments of continuing and discontinued operations of Ps1.1 billion and Ps1.8 billion, respectively. This increase was generated by net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps3.6 billion, amounted to approximately Ps41.3 billion, which was partially offset by net resources used in investing activities of approximately Ps14.6 billion and by net resources used in financing activities for approximately Ps23.7 billion.

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

During 2008, our net resources used in financing activities of approximately Ps23.7 billion included new borrowings of approximately Ps59.6 billion, which in conjunction with net resources provided by operating activities and resources obtained from the sale of subsidiaries and affiliates of approximately Ps10.8 billion, were disbursed mainly in connection with: a) debt repayments of approximately Ps63.2 billion; b) net losses realized in derivative financial instruments of approximately Ps9.9 billion; c) capital expenditures for approximately Ps23.2 billion; and d) financial expenses, including perpetual instruments, for approximately Ps11.8 billion.

The resources obtained during 2008 from the sale of subsidiaries and affiliates for approximately Ps10,845 million principally consisted of the sale of a 9.5% interest in Axtel, S.A.B. de C.V. (“AXTEL”), the sale/contribution of assets to our associate, Ready Mix USA LLC, the sale of our operations in the Canary Islands and the sale of our operations in Italy, all of which occurred in 2008 and are detailed in notes 9A and 11A to our consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

As of December 31, 2010, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$625 million, including our capital expenditures estimated to be incurred during 2011. This amount is expected to be incurred over the next 3 years, according to the evolution of the related projects. Our capital expenditures incurred for the years ended December 31, 2009 and 2010, and our expected capital expenditures during 2011, which include an allocation to 2011 of a portion of our total future committed amount, are as follows:

	Actual			Estimated in 2011
	2009		2010
	(in millions of Dollars)
North America(1)	U.S.$	144	162	140
Europe(2)		314	224	194
Central and South America and the Caribbean(3)		104	82	74
Africa and the Middle East		28	33	23
Asia		8	19	19
Others(4)		38	35	20
Total consolidated	U.S.$	636	555	470
Of which:
Expansion capital expenditures(5)	U.S.$	401	126	120
Base capital expenditures(6)		235	429	350

(1)	In North America, our estimated capital expenditures during 2011 include amounts related to the expansion of the Tepeaca plant in Mexico.
(2)	In Europe, our estimated capital expenditures during 2011 include amounts related to the construction of the new cement production facility in Teruel, Spain, and the expansion of our cement plant in Latvia.
(3)	In Central and South America and the Caribbean, our estimated capital expenditures during 2011 include the construction of the new kiln in Panama.
(4)	Our “Others” capital expenditures expected during 2011 include our trading activities as well as our corporate requirements.
(5)	Expansion capital expenditures refer to the acquisition or construction of new assets intended to increase our current operating infrastructure and which are expected to generate additional amounts of operating cash flows.
(6)	Base capital expenditures refer to the acquisition or construction of new assets that would replace portions of our operating infrastructure and which are expected to maintain our operating continuity.

For the year ended December 31, 2010, we recognized U.S.$555 million in capital expenditures. As of the date of this annual report, plans for 2011 capital expenditures totaled U.S.$470 million. Pursuant to the Financing Agreement, we (i) were prohibited from making aggregate capital expenditures in excess of U.S.$700 million for the year ended December 31, 2010 and (ii) are prohibited from making aggregate capital expenditures in excess of U.S.$800 million for the year ended December 31, 2011 and each year thereafter until the debt under the Financing Agreement has been repaid in full.

Our Indebtedness

As of December 31, 2010, we had approximately Ps202,818 million (U.S.$16,409 million) of total debt, not including approximately Ps16,310 million (U.S.$1,320 million) of Perpetual Debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. See notes 12A, 16D and 24 to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, we had approximately Ps208,100 million (U.S.$16,837 million) of total debt of which approximately 1% was short-term (including current maturities of long-term debt) and 99% was long-term. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, approximately 75% of our consolidated debt was Dollar-denominated, approximately 4% was Peso-denominated, approximately 21% was Euro-denominated and immaterial amounts were denominated in other currencies; the weighted average interest rates of our debt in our main currencies were 6.4% on our Dollar-denominated debt, 8.0% on our Peso-denominated debt and 5.8% on our Euro-denominated debt.

On March 10, 2009, our credit ratings were downgraded below investment grade by Standard & Poor’s and by Fitch. The loss of our investment grade ratings has negatively impacted and will continue to negatively impact the availability of financing and the terms on which we could refinance our debt, including the imposition of more restrictive covenants and higher interest rates.

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15.1 billion in syndicated and bilateral bank and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.8 billion on February 14, 2014, based on prevailing exchange rates as of December 31, 2010.

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, we had approximately Ps208,100 million (U.S.$16,837 million) of total debt, not including approximately Ps14,342 million (U.S.$1,160 million) of Perpetual Debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes and (2) the 2011 Prepayments, our indebtedness under the Financing Agreement was approximately Ps92,271 million (U.S.$7,465 million), and our other debt not subject to the Financing Agreement, which remains payable pursuant to its original maturities, was approximately Ps115,829 million (U.S.$9,372 million). As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes and (2) the 2011 Prepayments, we had reduced indebtedness under the Financing Agreement by approximately U.S.$7.5 billion (thereby satisfying all required amortization payments under the Financing Agreement through December 2013), and we had an aggregate principal amount of outstanding debt under the Financing Agreement of approximately Ps8,605 million (U.S.$696 million) maturing during 2013; and approximately Ps83,666 million (U.S.$6,769 million) maturing during 2014. See “Item 3 — Key Information — Risk Factors — We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations” for a description of our total debt and related maturities.

As part of the Financing Agreement, we pledged the Collateral and all proceeds of such Collateral to secure our payment obligations under the Financing Agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. In addition, the guarantors under our existing bank facilities (other than CEMEX, Inc. (one of our subsidiaries in the United States)) have guaranteed the obligations to the participating creditors under the Financing Agreement. See “Item 3 — Key Information — Risk Factors — We pledged the capital stock of the subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Financing Agreement, the Senior Secured Notes and other financing arrangements.”

The Financing Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including our perpetual debentures) to EBITDA for each semi-annual period of 7.75:1 for the period beginning on June 30, 2010 and ending June 30, 2011, decreasing to 7:00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013.

On November 11, 2009, we launched an exchange offer in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs maturing on or before December 31, 2012, in order to exchange such CBs for mandatory convertible securities of CEMEX, S.A.B. de C.V., or the Mandatory Convertible Securities. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders’ meeting, the conversion price for the Mandatory Convertible Securities is approximately Ps22.12 (402.3552 CPOs per Ps8,900 of principal amount of Mandatory Convertible Securities), as of the date hereof. Under MFRS, the Mandatory Convertible Securities represent a combined instrument with liability and equity components. The liability component, approximately Ps1,994 million as of December 31, 2010, corresponds to the net present value of interest payments due under the Mandatory Convertible Securities, assuming no early conversion, and was recognized under “Other Financial Obligations” in our balance sheet. The equity component, approximately Ps1,971 million as of December 31, 2010, represents the difference between principal amount and the liability component and was recognized within “Other equity reserves” net of commissions in our balance sheet.

On March 30, 2010, we closed the offering of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate has been adjusted to 79.5410 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders’ meeting.

On October 8, 2010, we announced that, pursuant to the exercise of a put option by Ready Mix USA, we will acquire our joint venture partner’s interests in the two joint ventures between CEMEX and Ready Mix USA which have cement, aggregates, ready-mix and block assets located in the southeast region of the U.S. The purchase price will be determined jointly by CEMEX and Ready Mix USA based on a pre-determined methodology. We currently estimate the purchase price for our partner’s interests will be approximately U.S.$355 million. At closing, we will also consolidate the net debt held by one of the joint ventures, which was approximately U.S.$27 million as of December 31, 2010. Closing is expected to take place in September 2011. The exercise of the put option by Ready Mix USA represents a commitment of CEMEX to acquire its joint venture partner’s interests in CEMEX Southeast LLC and Ready Mix USA LLC. However, as prescribed in the agreements with Ready Mix USA, CEMEX has not transferred the consideration or acquired the ownership interests, which is anticipated to occur at a closing date on or before September 30, 2011. As of December 31, 2010, the estimated fair value of the net assets to be acquired exceeds the expected purchase price; therefore, CEMEX has not recognized a liability. CEMEX will recognize the acquisition at the closing date of the transaction. In the meantime, CEMEX will monitor the estimated fair value of the related net assets and will record a loss to the extent the expected purchase price exceeds the fair value of the net assets to be assumed. See note 9A to our consolidated financial statements included elsewhere in this annual report.

Some of our major subsidiaries provide guarantees of certain of our indebtedness, as indicated in the table below.

	April 2011 Notes		January 2011 Notes		May 2010 Notes		December 2009 Notes		Financing Agreement		Perpetual Debentures(1)		CBs(2)		CEMEX España Euro Notes(3)
Amount outstanding as of December 31, 2010(4)	U.S.$	0.8 billion (Ps9.9 billion)	U.S.$	1.0 billion (Ps12.4 billion)	U.S.$	1.3 billion (Ps16.6 billion)	U.S.$	2.2 billion (Ps27.4 billion)	U.S.$	7.5 billion (Ps92.3 billion)	U.S.$	1.2 billion (Ps14.3 billion)	U.S.$	0.4 billion (Ps5.1 billion)	U.S.$	1.2 billion (Ps14.8 billion)
CEMEX, S.A.B. de C.V.		✓		✓		✓		✓		✓		✓		✓
CEMEX México		✓		✓		✓		✓		✓		✓		✓
New Sunward		✓		✓		✓		✓		✓		✓
CEMEX España.		✓		✓		✓		✓		✓						✓
CEMEX Corp.								✓		✓
CEMEX Finance LLC								✓		✓

CEMEX Concretos, S.A. de C.V.	✓	✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓	✓

(1)	CEMEX, S.A.B. de C.V., CEMEX México, and New Sunward provide guarantees in connection with approximately U.S.$1.2 billion (approximately Ps14.3 billion as of December 31, 2010, after giving pro forma effect to the 2011 Private Exchange) in Perpetual Debentures issued by special purpose vehicles, which are accounted for as non-controlling interest under MFRS, but which are considered to be debt for purposes of U.S. GAAP and under the Financing Agreement and the indentures governing the Senior Secured Notes.
(2)	Includes short-term unsecured CBs, long-term secured CBs maturing during 2011 and long-term secured CBs maturing thereafter.
(3)	Issued by CEMEX Finance Europe B.V., a special purpose vehicle and wholly-owned subsidiary of CEMEX España, the sole guarantor of the CEMEX España Euro Notes.
(4)	After giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments, and (3) the 2011 Private Exchange.

From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements, including bank loans, credit facilities, sale-leaseback transactions, forward contracts, forward lending facilities and equity swap transactions. Additionally, we and our subsidiaries have issued notes, commercial paper, bonds, preferred equity and puttable capital securities.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. CEMEX México, our principal Mexican subsidiary and indirect owner of our international operations, has indebtedness or has provided guarantees of our indebtedness, including under the Financing Agreement and the Senior Secured Notes, but excluding under the perpetual debentures, in the amount of approximately Ps166,000 million (U.S.$13,430 million) as of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange. CEMEX España, a holding company for most of our international operations outside Mexico and our main operating subsidiary in Spain, has indebtedness or has provided guarantees of our indebtedness, including under the Financing Agreement, the Senior Secured Notes and the CEMEX España Euro Notes, but excluding the Perpetual Debentures, in the amount of approximately Ps173,594 million (U.S.$14,045 million) as of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2010, we had U.S.$561 million in outstanding short-term working capital and receivables financing facilities, which consisted of four securitization programs with a combined funded amount of U.S.$539 million and U.S.$22 million outstanding in short-term CBs. Our accounts receivable securitization program in Spain, which had a funded amount of U.S.$117 million as of December 31, 2010, was extended for five years on May 5, 2011 and now expires on May 5, 2016. On May 19, 2010, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts. As of December 31, 2010, we had U.S.$231million in funded amounts under this program. On May 17, 2011, we extended this program for two years and now expires on May 17, 2013. The scheduled maturity for the securitization program in France, which had a funded amount of U.S.$57 million as of December 31, 2010, has been extended to September 30, 2011. The securitization program in Mexico, which had a funded amount of U.S.$134 million at December 31, 2010, expires on December 29, 2011, with the first principal payment (equal to approximately 16.66% of the program) due in August 2011 and the remainder in five equal monthly installments through the program’s expiration date. We cannot ensure that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global equity and credit markets in the last few years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. Although we have been able to raise debt, equity and equity linked capital following our entry into the Financing Agreement in August 2009, as capital markets recovered, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable. See “Item 3 — Key Information — Risk Factors — We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.”

If the economic environment in the countries where we operate deteriorates and our operating results worsen significantly, we are unable to complete debt or equity offerings or our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

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

Financing Activities

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, we had approximately Ps208,100 (U.S.$16,837 million) of total outstanding debt, not including approximately Ps14,342 million (U.S.$1,160 million) of Perpetual Debentures issued by special purpose vehicles, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. Our financing activities through December 31, 2009 are described in our 2009 annual report. The following is a description of our financings in 2010:

•

On December 22, 2010, the required lenders and our major creditors under the Financing Agreement consented to extend the CB Prepayment Period so that we are permitted to allocate proceeds from the offering of the January 2011 Notes to a CB reserve to be used to repay, prepay or early redeem the January 2012 CBs.

•	On December 15, 2010, we made a voluntary prepayment of U.S.$100 million to reduce the principal amount due under the Financing Agreement.

•

On October 25, 2010, the required lenders and our major creditors under the Financing Agreement consented to amendments that will provide us with increased flexibility in relation to our activities going forward and that we believe will assist us in refinancing existing financial indebtedness and reducing leverage.

•

On June 17, 2010, we announced the exercise of our call option with respect to certain CBs otherwise maturing in March 2011 for an aggregate principal amount of approximately Ps 1.4 billion (U.S.$110 million).

•

On June 2, 2010, we announced the early payment of approximately Ps2.6 billion (approximately U.S.$202 million) in CBs, following a public cash tender offer in Mexico to redeem outstanding CBs for up to approximately Ps6.1 billion (approximately U.S.$467 million).

•

On May 12, 2010, our subsidiary, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-denominated Notes, and €115,346,000 aggregate principal amount of its 8.875% Euro-denominated Notes in exchange for a majority in principal amount of our then outstanding perpetual debentures.

•

On April 5, 2010, we commenced an exchange offer and consent solicitation directed to the holders of the 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures, 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures, 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures and 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures. Pursuant to the terms of the 2010 Exchange Offer, we offered the holders of each series of the perpetual debentures May 2010 Notes in exchange for their U.S. Dollar-denominated and Euro-denominated perpetual debentures, in private placement transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act.

•

On March 30, 2010, we closed the offering of U.S.$715 million of the 2010 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act.

•

On January 19, 2010, our subsidiary, CEMEX Finance LLC, issued an additional U.S.$500 million aggregate principal amount of its 9.50% Dollar-denominated Notes, which were originally issued on December 14, 2009 in the amount of U.S.$1,250 million, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

For a description of our financing activities after December 31, 2010, see “Item 3 — Key Information —Summary of our Recent Financial History” and “— Recent Developments — Recent Developments Relating to our Indebtedness.”

Our Equity Forward Arrangements

In connection with the sale of CPOs of AXTEL (note 9A to our consolidated financial statements included elsewhere in this annual report) and in order to maintain exposure to changes in the price of such entity, in March 2008, CEMEX entered into a forward contract to be settled in cash over the price of 119 million CPOs of AXTEL (59.5 million CPOs with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, CEMEX instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of AXTEL until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. Changes in the fair value of this instrument generated a loss of approximately U.S.$43 million (Ps545 million) in 2010, a gain of approximately U.S.$32 million (Ps435 million) in 2009 and a loss of approximately U.S.$196 million (Ps2,197 million) in 2008.

Our Perpetual Debentures

As of December 31, 2008, 2009 and 2010, non-controlling interest stockholders’ equity included approximately U.S.$3,020 million (Ps41,495 million), U.S.$3,045 million (Ps39,859 million) and U.S.$1,320 million (Ps16,310 million), respectively, representing the principal amount of perpetual debentures. These debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, these debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under MFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the debentures do not have any maturity date, meaning that they were issued to perpetuity, and we have the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments for accounting purposes under MFRS was made under applicable International Financial Reporting Standards, or

IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the perpetual debentures, are included within “Other equity reserves” and represented expenses of approximately Ps1,624 million in 2010, Ps2,704 million in 2009 and Ps2,596 million in 2008. The different SPVs were established solely for purposes of issuing the perpetual debentures and are included in our consolidated financial statements. As of December 31, 2010, our perpetual debentures were as follows:

Issuer	Issuance Date	Nominal Amount (in millions)	Nominal Amount Outstanding as of December 31, 2010 (in millions)	Repurchase Option	Interest Rate

C5 Capital (SPV) Ltd (1).	December 2006	U.S.$350	U.S.$146.9	Fifth anniversary	6.196%
C8 Capital (SPV) Ltd.	February 2007	U.S.$750	U.S.$368.9	Eighth anniversary	6.640%
C10 Capital (SPV) Ltd.	December 2006	U.S.$900	U.S.$448.9	Tenth anniversary	6.722%
C10-EUR Capital (SPV) Ltd.	May 2007	€730	€266.1	Tenth anniversary	6.277%

(1)	If we do not exercise our repurchase option by December 31, 2011, the annual interest rate of this series will change to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. We are not permitted to call these debentures under the Financing Agreement. As of December 31, 2010, 3-month LIBOR was approximately 0.30%.

For a description of the 2011 Private Exchange, see “Item 3 — Key Information —Summary of our Recent Financial History.”

Under U.S. GAAP, these perpetual debentures are recognized as debt and interest payments are included as financing expense, as part of the comprehensive financial result in the statement of operations.

As described below and in note 12C to our financial statements included elsewhere in this annual report, there were derivative instruments associated with the debentures issued by C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited through which we have changed the risk profile associated with interest rates and foreign exchange rates in respect of these debentures. In order to eliminate our exposure to Yen and to Yen interest rates, on May 22, 2009, we delivered the required notices under the documentation governing the dual-currency notes and the related perpetual debentures, informing debenture holders our decision to exercise our right to defer by one day the scheduled interest payment otherwise due and payable on June 30, 2009. As a result, during July 2009, the interest rate on the dual-currency notes converted from a Yen floating rate into a Dollar or Euro fixed rate, as applicable, as of June 30, 2009, and the associated Yen cross-currency swap derivatives were unwound, and the notes trustees received approximately U.S.$94 million that are being used to pay future coupons on the perpetual debentures, as adjusted by the 2010 Exchange Offer. After certain coupon payments, as of December 31, 2010 and 2009, the balance of the investment placed with the trustees amounted to approximately Ps902 million (U.S.$73 million) and Ps1,011 million (U.S.$77 million), respectively.

Our Receivables Financing Arrangements

Our subsidiaries in Spain, the United States, Mexico and France have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 5 and 6 to our consolidated financial statements included elsewhere in this annual report. The balances of receivables sold pursuant to these securitization programs as of December 31, 2008, 2009 and 2010 were Ps14,667 million (U.S.$1,068 million), Ps9,624 million (U.S.$735 million) and Ps9,968 million (U.S.$807 million), respectively, of which, the funded amount as of December 31, 2010 was Ps6,662 (U.S.$539 million). Unfunded amounts of receivables sold are not derecognized but are reclassified from trade receivables to other accounts receivable in the balance sheet (see notes 5 and 6 to our consolidated financial statements included elsewhere in this annual report). The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the statement of operations as financial expense and were approximately Ps656 million (U.S.$58 million) in 2008, Ps645 million (U.S.$47 million) in 2009 and Ps368 million (U.S.$29 million) in 2010. The proceeds obtained through these programs have been used primarily to reduce net debt. On May 5, 2011, we extended for five years our securitization program for accounts receivable for our operations in Spain until May 5, 2016. On May 17, 2011, we extended for two years our accounts receivable securitization program for our U.S. operations until May 17, 2013.

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with our 2008, 2009 and 2010 annual shareholders’ meetings held on April 23, 2009, April 29, 2010 and February 24, 2011, respectively, no stock repurchase program was proposed between April 2009 and April 2010, between April 2010 and April 2011 and between February 2011 and February 2012, respectively. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Financing Agreement.

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

We have 10 laboratories dedicated to our R&D efforts. Nine of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different materials used in the construction industry and the production processes related to them, as well as processes to improve our use of alternative fuels and raw materials.

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

In 2008, 2009 and 2010, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to approximately Ps348 million (U.S.$31 million), Ps408 million (U.S.$30 million) and Ps519 million (U.S.$41 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The Financing Agreement

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15.1 billion in syndicated and bilateral bank facilities and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.8 billion on February 14, 2014, based on prevailing exchange rates as of December 31, 2010. The Financing Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

The Financing Agreement, as amended on December 1, 2009, March 18, 2010 and October 25, 2010, requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the perpetual debentures) to EBITDA for each semi-annual period of 7.75:1 for the period beginning June 30, 2010 and ending June 30, 2011, decreasing to 7.00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets.

The Mandatory Convertible Securities

On December 10, 2009, we issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Securities, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Securities are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders’ meeting, the conversion ratio for the Mandatory Convertible Securities as of the date of this annual report is 402.3552 CPOs per Ps8,900 of principal amount of Mandatory Convertible Securities.

The 9.50% Senior Secured Notes due 2016 and the 9.625% Senior Secured Notes due 2017

On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1,250 million aggregate principal amount of the 9.50% Dollar-denominated Notes, and €350 million aggregate principal amount of the 9.625% Euro-denominated Notes. On January 19, 2010, our subsidiary, CEMEX Finance LLC, issued an additional U.S.$500 million aggregate principal amount of the 9.50% Dollar-denominated Notes. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, CEMEX Corp., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the 9.50% Dollar-denominated Notes and the 9.625% Euro-denominated Notes on a senior basis. The 9.50% Dollar-denominated Notes and the 9.625% Euro-Denominated Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

The 4.875% Convertible Subordinated Notes due 2015

On March 30, 2010, we closed the offering of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate has been adjusted to 79.5410 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders’ meeting.

The 9.25% Senior Secured Notes due 2020 and the 8.875% Senior Secured Notes due 2017

On May 12, 2010, our subsidiary CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of the 9.25% Dollar-denominated Notes and €115,346,000 aggregate principal amount of the 8.875% Euro-denominated Notes, in exchange for a majority in principal amount of our then outstanding perpetual debentures, pursuant to the 2010 Exchange Offer, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued U.S.$125,331,000 aggregate principal amount of the Additional 2020 Notes in exchange for €119,350,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C-10 EUR Capital (SPV) Limited pursuant to a private exchange. The exchange was effected in reliance upon the exemption from U.S. securities law registration provided by Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the 9.25% Dollar-denominated Notes, including the Additional 2020 Notes, and the 8.875% Euro-denominated Notes on a senior basis. The payment of principal, interest and premium, if any, on the 9.25% Dollar-denominated Notes and the 8.875% Euro-denominated Notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

The 9.000% Senior Secured Notes due 2018

On January 11, 2011, we closed the offering of U.S.$1.0 billion aggregate principal amount of 9.000% Senior Secured Notes due 2018, in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the 9.000% Senior Secured Notes are fully and unconditionally guaranteed by CEMEX México, New Sunward and CEMEX España. The 9.000% Senior Secured Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The 9.000% Senior Secured Notes were issued at a price of U.S.$99.364 per U.S.$100 principal amount plus accrued interest from January 11, 2011. The net proceeds from the offering, of approximately U.S.$981 million, were used for general corporate purposes and the repayment of indebtedness, including (i) a prepayment of approximately U.S.$256 million of CBs, that had been due in September 2011, (ii) a prepayment of approximately U.S.$218 million of CBs that had been due in January 2012, (iii) a prepayment of approximately U.S.$56 million of CBs that had been due in September 2011, and (iv) a repayment of U.S.$50 million of indebtedness under the Financing Agreement.

The 3.25% Convertible Subordinated Notes due 2016 and the 3.75% Convertible Subordinated Notes due 2018

On March 15, 2011, we closed the offering of U.S.$977.5 million aggregate principal amount of 3.25% convertible subordinated notes due 2016 and U.S.$690 million aggregate principal amount of 3.75% convertible subordinated notes due 2018, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into ADSs, at any time after June 30, 2011. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. The conversion rate has been adjusted to 92.1659 ADSs per U.S.$1,000 principal amount of 2011 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders’ meeting. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes. Of the remaining net proceeds, we used approximately U.S.$128 million to prepay CBs maturing on March 8, 2012, and approximately U.S.$1,287 million to repay indebtedness under the Financing Agreement.

The Floating Rate Senior Secured Notes due 2015

On April 5, 2011, we closed the offering of U.S.$800 million aggregate principal amount of Floating Rate Senior Secured Notes due 2015 (the “April 2011 Notes”) in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the April 2011 Notes is fully and unconditionally guaranteed by CEMEX México, New Sunward and CEMEX España.

The April 2011 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The April 2011 Notes were issued at a price of U.S.$99.001 per U.S.$100 principal amount. The net proceeds from the offering, approximately U.S.$788 million, were used to repay indebtedness under the Financing Agreement.

Senior Secured Notes—General

The indentures governing the Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

Commercial Commitments

As of December 31, 2009 and 2010, we had commitments for the purchase of raw materials for an approximate amount of U.S.$172 million and U.S.$288 million, respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and Acciona, S.A., or Acciona, a Spanish company, formed an alliance to develop a wind farm project, which was named EURUS, for the generation of 250 Megawatts in the Mexican state of Oaxaca. CEMEX acted as sponsor of the project, and ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA establish that CEMEX’s plants in Mexico should acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity.

In 1999, CEMEX entered into an agreement with an international partnership, which built and operated an electrical energy generating plant in Mexico called “Termoeléctrica del Golfo,” or TEG. In 2007, another international company replaced the original operator. The agreement established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. In addition, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos, or PEMEX, which terminates in 2024. With the change of the operator in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the agreement, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2008, 2009 and 2010, the power plant has supplied approximately 60%, 74% and 73%, respectively, of CEMEX’s overall electricity needs during such years for its cement plants in Mexico.

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

Contractual Obligations

As of December 31, 2009 and 2010, we had the following material contractual obligations:

	2009		2010
Obligations	Total		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Dollars)

Long-term debt	U.S.$	15,851	407	1,160	10,500	4,289	16,356
Capital lease obligation		15	2	2	1	1	6
Total long-term debt and capital lease obligation(1)		15,866	409	1,162	10,501	4,290	16,362
Operating leases(2)		920	199	297	124	111	731

Interest payments on debt(3)		5,144	964	2,131	1,068	454	4,617
Pension plans and other benefits(4)		1,670	154	306	306	813	1,579

Total contractual obligations(5)	U.S.$	23,600	1,726	3,896	11,999	5,668	23,289

Total contractual obligations (Pesos)	Ps	308,924	21,333	48,155	148,308	70,056	287,852

(1)	The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of similar nature.
(2)	The amounts of operating leases have been determined on the basis of nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which we are required to make annual rental payments plus the payment of certain operating expenses. Rental expense was approximately U.S.$198 million (Ps2.2 billion), U.S.$243 million (Ps3.3 billion) and U.S.$199 million (Ps2.5 billion), in 2008, 2009 and 2010, respectively.
(3)	For purposes of determining future estimated interest payments on our floating rate debt, we used the interest rates in effect as of December 31, 2009 and 2010.
(4)	Amounts relating to planned funding of pensions and other post-retirement benefits represent estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. Dollars at the effective exchange rates as of December 31, 2009 and 2010. Future payments include the estimate of new retirees during such future years. See note 14 to our consolidated financial statements included elsewhere in this annual report.
(5)	Excludes our contractual obligation to acquire Ready Mix USA’s interests in two joint ventures between CEMEX and Ready Mix USA pursuant to the exercise of a put option by Ready Mix USA. See note 9A to our consolidated financial statements included elsewhere in this annual report.

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

We consolidated the income statement of CEMEX Venezuela in our results of operations for the seven-month period ended July 31, 2008. For balance sheet purposes, as of December 31, 2008, our investment in Venezuela was presented within “Other investments and non current accounts receivable.” As of December 31, 2009 and 2010, the net book value of our investment in Venezuela was approximately Ps6,147 million and Ps6,203 million, respectively, corresponding to the interest of our affiliates of approximately 75.7%.

See note 11A to our consolidated financial statements included elsewhere in this annual report.

See “Item 4 — Information on the Company — Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2008, 2009 and 2010, we had a net loss from financial instruments of approximately Ps15,172 million, Ps2,127 million and Ps956 million, respectively.

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2010, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 12C to our consolidated financial statements included elsewhere in this annual report), which we finalized during April 2009. The Financing Agreement significantly restricts our ability to enter into derivative transactions.

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

	At December 31, 2009		At December 31, 2010		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of Dollars)

Equity forward contracts	54	54	53	15	October 2011
Other forward contracts	55	1	16	1	October 2011
Other Equity Derivatives	860	(79)	1,575	(71)	April 2015
Derivatives related to energy	202	27	196	35	September 2022

Our Equity Derivative Forward Contracts. In connection with the sale of shares of AXTEL (see note 12C to our consolidated financial statements included elsewhere in this annual report) and in order to benefit from a future increase in the prices of such entity, on March 31, 2008, CEMEX entered into a forward contract with cash settlement over the price of 119 million CPOs of AXTEL. The fair value of such contract as of December 31, 2010, represented an asset of approximately U.S.$15 million (Ps185 million). Changes in the fair value of this instrument generated a loss in the 2010 statement of operations of approximately U.S.$43 million (Ps545 million). Fifty percent of the notional amount of this forward contract matures in October 2011 and the remainder matures in April 2012.

Our Other Forward Contracts. During 2008, CEMEX negotiated a forward contract over the TRI of the Mexican Stock Exchange, maturing in October 2009 through which CEMEX maintains exposure to increases or decreases of such index. At maturity in 2009, CEMEX renegotiated this contract and extended its maturity until October 2010 and subsequently further extended it until October 2011. During 2010, changes in the fair value of this instrument generated a gain in the statement of operations of approximately U.S.$5 million (Ps63 million). See note 12C to our consolidated financial statements included elsewhere in this annual report.

Our Other Equity Derivative Contracts. These derivatives are described as options over the CPO price. In June 2008, CEMEX entered into a structured transaction, with a final maturity of approximately three years, under which it issued debt for U.S.$500 million (Ps6,870 million) paying an interest expense of LIBOR plus 132.5 bps., which includes options over the price of CEMEX’s ADSs. In case the ADS price exceeds U.S.$30.4, the net interest rate under the issuance is considered to be zero. This rate increases as the price of the share decreases, with a maximum rate of 12% when the ADS price is below approximately U.S.$20.50, after adjustments made as of December 31, 2010. CEMEX measures the option over the price of the ADS at fair value, recognizing the amount in the statement of operations. The fair value of such contract, as of December 31, 2010, was a loss of approximately U.S.$71 million (ps878 million), including a deposit in margin accounts of U.S.$105 million (Ps1,298 million), which is presented net within liabilities as a result of an offsetting agreement with the counterparty. See note 12C to our consolidated financial statements included elsewhere in this annual report.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38 million. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38 million, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. Dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. At closing, the put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of U.S.$3.2086 per CPO (120% of the initial CPO price in Dollars). If the value of the assets held in the trust (32.1 million CPOs and the securities that track the performance of the Mexican Stock Exchange) are insufficient to cover the obligations of the trust, a guarantee will be triggered and CEMEX, S.A.B. de C.V. will be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between the CPO purchase price in Dollars and the market value of the assets of the trust. The purchase price per CPO in Dollars and the corresponding number of CPOs under this transaction are subject to dividend adjustments. After giving effect to the dividend adjustments as of December 31, 2010, and after giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders’ meeting, the number of CPOs subject to this transaction is approximately 130.6 million and the purchase price has been adjusted to U.S.$2.7558. As of December 31, 2010, this item includes a nominal amount of approximately U.S.$360 million in relation to the guarantee granted by CEMEX, S.A.B. de C.V. The fair value of such contract as of December 31, 2010 was a loss of approximately U.S.$95 million (Ps1,174 million), an amount that was recognized as a provision against the statement of operations within “Results from financial instruments,” including a deposit in margin accounts of U.S.$55 million (Ps680 million).

Our Capped Call Transaction. On March 30, 2010, in connection with the offering of the 2010 Optional Convertible Subordinated Notes, we entered into a capped call transaction with an affiliate of Citigroup Global Markets Inc., the sole global coordinator and sole structuring agent of the 2010 Optional Convertible Subordinated Notes. The capped call transaction covers, subject to customary anti-dilution adjustments, approximately 54.7 million ADSs. The capped call transaction was designed to effectively increase the conversion price of the 2010 Optional Convertible Subordinated Notes for CEMEX. The capped call transaction had a cap price 80% higher than the closing price of our ADSs on March 24, 2010 (the pricing date for the 2010 Optional Convertible Subordinated Notes) and will be cash-settled. Because the capped call transaction is cash-settled, it does not provide an offset to any ADSs we may deliver to holders upon conversion of the 2010 Optional Convertible Subordinated Notes. The fair value of such contract as of December 31, 2010 represented an asset of approximately U.S.$95 million (Ps1,174 million). During 2010, the changes in the fair value of this instrument generated a loss of approximately U.S.$11 million (Ps139 million). This result was recognized in earnings for the year ended December 31, 2010. We have recently entered into capped call transactions with several financial institutions in connection with the issuance of the 2011 Optional Convertible Subordinated Notes. See “— Recent Developments — Recent Developments Relating to Our Indebtedness.”

Our Derivatives Related to Energy Projects. As of December 31, 2010, we had an interest rate swap maturing in September 2022, for notional amounts of U.S.$196 million, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBOR and receive a 5.4% fixed rate until maturity in September 2022. As of December 31, 2010, the fair value of the swap represented an asset of U.S.$35 million (Ps433 million), the change in the fair value of this instrument generated a gain of approximately U.S.$9 million (Ps114 million). Changes in fair value of these contracts were recognized in earnings during the respective period. See note 12C part I to our consolidated financial statements included elsewhere in this annual report.

Our Derivative Instruments Related to Perpetual Equity Instruments. In connection with the issuance of the debentures by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited in December 2006 described above, pursuant to which we pay a fixed Dollar rate of 6.196% on a notional amount of U.S.$350 million and a fixed Dollar rate of 6.722% on a notional amount of U.S.$900 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$350 million notional amount five-year cross-currency swap, pursuant to which we received a fixed rate in Dollars of 6.196% of the notional amount and paid six-month Yen LIBOR multiplied by a factor of 4.3531, and a U.S.$900 million notional amount ten-year cross-currency swap, pursuant to which we received a fixed rate in Dollars of 6.722% of the notional amount and paid six-month Yen LIBOR multiplied by a factor of 3.3878. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures were extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for a notional amount of U.S.$89 million, under which we paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the statement of operations as part of the comprehensive financing result.

In connection with the issuance of the debentures by C8 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in February and May 2007 described above, pursuant to which we pay a fixed Dollar rate of 6.640% on a notional amount of U.S.$750 million and a fixed Euro rate of 6.277% on a notional amount of €730 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars and Euros to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$750 million notional amount eight-year cross-currency swap, pursuant to which we received a fixed rate in Dollars of 6.640% of the notional amount and paid six-month Yen LIBOR multiplied by a factor of 3.55248, and a €730 million notional amount ten-year cross-currency swap, pursuant to which we received a fixed rate in Euros of 6.277% of the notional amount and paid twelve-month Yen LIBOR multiplied by a factor of 3.1037. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for notional amounts of U.S.$273 million, under which CEMEX paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the statement of operations as part of the comprehensive financing result.

During 2009, we terminated all the above-described derivative instruments related to the perpetual debentures.

Our Inactive Derivative Instruments. In order to eliminate the derivative instrument portfolio exposure to fluctuations in the foreign exchange rate of the Mexican Peso against foreign currencies and to the price drop of CEMEX’s ADSs and CPOs, and considering contractual limitations to extinguish contracts before their maturity date, between October 14 and 16, 2008, CEMEX contracted new derivative instruments with the same counterparties. These instruments represented the opposite position to the original derivative instruments, effectively offsetting the volatility of these instruments in the statement of operations. As of December 31, 2008, derivative instruments involved in the restructuring are disclosed as inactive positions and their valuation effects are presented within “Other financial obligations” in the balance sheet and represented a net liability of U.S.$385 million (Ps5,290 million).

As of December 31, 2009 and 2010, CEMEX had no inactive positions in its derivative portfolio. As of December 31, 2008, inactive derivative instruments are presented as follows:

	2008
	Notional amount*		Fair value
	(in millions of Dollars)
Short-term Cross-currency Swaps (“CCS”) original derivative position(1)	U.S.$	460		(48)
Short-term CCS offsetting derivative position		460		18
Long-term CCS original derivative position(2)		1,299		(257)
Long-term CCS offsetting derivative position		1,299		58

Original CCS net of its offsetting derivative position				(229)
Deposit in margin accounts				126

Fair value of CCS, net of margin account deposit				(103)
Short-term foreign exchange forward contracts original position(3)		2,616		(599)
Short-term foreign exchange forward contracts original position		2,616		270
Long-term foreign exchange forward contracts original position(4)		110		(30)
Long-term foreign exchange forward contracts net offsetting position		110		15

Original foreign exchange forward contract, net of its offsetting position				(344)
Deposit in margin accounts				72

Fair value of foreign exchange forward contracts, net of margin account deposit				(272)

CCS related to original debt position(5)		900		2
Forward contracts related to new offsetting debt position		900		(12)

Original CCS net of its forward contract offsetting debt position				(10)

Total			U.S.$	(385)

*	Notional amounts of original derivative positions and net offsetting derivative positions are not cumulative, considering that the effects of an instrument are proportionally inverse to the effect of other instrument, therefore, eliminated.
(1)	The original derivative position refers to short-term CCS that exchanged Ps4,938 million for U.S.$460 million, receiving an average rate of 9.0% in Mexican Pesos and paying a rate of 2.3% in Dollars, whose scheduled maturity was in May 2009.
(2)	The original derivative position refers to long-term CCS that exchanged Ps628 million Unidades de Inversión, or UDIs, and Ps11,450 million for U.S.$1,299 million, receiving an average rate of 4.0% in UDIs and 8.9% in Pesos, and paying a rate of 1.8% in Dollars, whose last scheduled maturity was in November 2017.
(3)	The original derivative position refers to short-term foreign exchange with a notional amount of U.S.$1,759 million of Peso/Euro contracts and U.S.$857 million of Peso/Dollar contracts, whose last scheduled maturity was in September 2009 related to the hedges of some foreign investments.
(4)	The original derivative position refers to foreign exchange forward contracts for a notional amount of U.S.$110 million, related, as in the paragraph above, to hedges of stockholders’ equity. They related to forward Peso/Euro contracts, whose last maturity was in January 2010.
(5)	The original derivative position refers to CCS with maturity in June 2011 which exchanged Dollar per Japanese Yen, receiving a rate in Dollars of 2.8113% and paying a rate in Japanese Yen of 1.005%.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2010. See note 12A to our consolidated financial statements included elsewhere in this annual report. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2010. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2010 and is summarized as follows:

	Expected maturity dates as of December 31, 2010
Long-Term Debt(1)	2011	2012	2013	2014	After 2015	Total	Fair Value
Variable rate	313	1,008	2,262	6,472	14	10,069	10,039
Average interest rate	4.44%	6.38%	7.27%	5.54%	6.39%
Fixed rate	96	155	152	1,615	4,275	6,294	6,271
Average interest rate	8.29%	8.24%	9.16%	9.29%	5.98%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2010 does not include the perpetual debentures for an aggregate amount of U.S.$1,320 million (approximately Ps16,310 million), issued by consolidated entities. See note 16D to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2010, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2010, 62% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 418 basis points.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2010, approximately 23% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 17% in the United States, 4% in Spain, 8% in the United Kingdom, 7% in Germany, 7% in France, 7% in our Rest of Europe geographic segment, 11% in South America, Central America and the Caribbean, 8% in Africa and the Middle East, 4% in Asia and 4% from other regions and our cement and clinker trading activities. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments and (3) the 2011 Private Exchange, approximately 75% of our consolidated debt was Dollar-denominated, approximately 4% was Peso-denominated, approximately 21% was Euro-denominated and immaterial amounts were denominated in other currencies, without including approximately U.S.$1,160 million (Ps14,342 million) of notes issued in connection with the Perpetual Debentures; therefore, we had a foreign currency exposure arising from the Dollar-denominated debt, and the Euro-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See “— Liquidity and Capital Resources — Our Indebtedness” and “Item 3 — Key Information — Risk Factors — We have to service our Dollar-denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.” In addition, as of December 31, 2010, our Euro-denominated debt, after giving pro forma effect to (1) the issuance of the January 2011 Notes, the 2011 Optional Convertible Subordinated Notes and the April 2011 Notes, (2) the 2011 Prepayments, and (3) the 2011 Private Exchange, represented approximately 21% of our total debt, not including approximately €147 million aggregate principal amount of the 6.277% Perpetual Debentures outstanding after the completion of the 2010 Exchange Offer and the 2011 Private Exchange. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain and the Rest of Europe to service these obligations. As of December 31, 2010, all cross-currency swaps had been settled.

Equity Risk. As described above, we have entered into equity forward contracts on AXTEL CPOs. Upon liquidation, the equity forward contracts provide cash settlement and the effects are recognized in the statement of operations. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of AXTEL CPOs would be a loss of approximately U.S.$7 million (Ps87 million).

In addition, we have entered into forward contracts on the TRI of the Mexican Stock Exchange through which we maintain exposure to changes of such index, until maturity in October 2011. Upon liquidation, these forward contracts provide a cash settlement of the estimated fair value and the effects are recognized in the statement of operations. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the TRI of the Mexican Stock Exchange.

As of December 31, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index would be a loss of approximately U.S.$1 million (Ps12 million).

As of December 31, 2010, we were subject to the volatility of the market price of the CPOs in relation to our options over the CPO price and our put option transactions on the CPOs, as described in “— Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Other Equity Derivative Contracts.” A decrease in the market price of the CPOs may adversely affect our result from financial instruments and our net income.

As of December 31, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of the CPOs would be a loss of approximately U.S.$31 million (Ps383 million).

In connection with the offering of the 2010 Optional Convertible Subordinated Notes issued in March 2010, we entered into a capped call transaction with an affiliate of Citigroup Global Markets Inc., the sole global coordinator and sole structuring agent of the 2010 Optional Convertible Subordinated Notes. See “— Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Capped Call Transaction.” We have recently entered into capped call transactions with several financial institutions in connection with the issuance of the 2011 Optional Convertible Subordinated Notes. See “— Recent Developments — Recent Developments Relating to Our Indebtedness.”

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2008, 2009 and 2010.

Investments and Acquisitions

Our net investment in property, machinery and equipment, as reflected in our consolidated financial statements (see note 10 to our consolidated financial statements included elsewhere in this annual report), excluding acquisitions of equity interests in subsidiaries and associates, was approximately Ps23.2 billion (U.S.$2.1 billion) in 2008, Ps8.7 billion (U.S.$636 million) in 2009 and Ps6.9 billion (U.S.$555 million) in 2010. This net investment in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment, to the maintenance of plants and equipment, including environmental controls and technology updates.

As of the date of this annual report, we have allocated over U.S.$470 million in our 2011 budget to continue with this effort.

Divestitures

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

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

On July 31, 2008, we agreed to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups, for €310 million (approximately U.S.$433 million). See “Item 4 — Information on the Company — Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Strabag Arbitration.” for a description of the ongoing arbitration relating to the proposed sale of our Austrian and Hungarian operations.

During 2008, we sold in several transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million).

See note 11A to our consolidated financial statements included elsewhere in this annual report.

Recent Developments

Recent Developments Relating to Our Indebtedness

Offering of 2018 Senior Secured Notes. On January 11, 2011, we issued U.S.$1.0 billion aggregate principal amount of 9.000% Senior Secured Notes due 2018, or the January 2011 Notes, in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the January 2011 Notes is fully and unconditionally guaranteed by CEMEX México, New Sunward and CEMEX España. The January 2011 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The January 2011 Notes were issued at a price of U.S.$99.364 per U.S.$100 principal amount. The net proceeds from the offering, of approximately U.S.$981 million, were used for general corporate purposes and the repayment of indebtedness, including (i) a prepayment of approximately U.S.$256 million of CBs, that had been due in September 2011, (ii) a prepayment of approximately U.S.$218 million of CBs that had been due in January 2012, (iii) a prepayment of approximately U.S.$56 million of CBs that had been due in September 2011, and (iv) a repayment of U.S.$50 million of indebtedness under the Financing Agreement, as described below.

Prepayment of CBs. On January 19, 2011, we prepaid approximately U.S.$256 million of CBs otherwise maturing on September 22, 2011, for which we had created a CB reserve with the proceeds from the offering of the January 2011 Notes. In addition, on January 27, 2011, we prepaid approximately U.S.$218 million of CBs maturing on January 26, 2012, or the January 2012 CBs, for which we had created a CB reserve with the proceeds from the offering of the January 2011 Notes.

Prepayment to the Financing Agreement. On February 10, 2011, we made a prepayment of U.S.$50 million to reduce the principal amount due under the Financing Agreement. We made this prepayment with proceeds from the offering of the January 2011 Notes.

Private Exchange of Perpetual Debentures. On March 4, 2011, we closed a private exchange, or the 2011 Private Exchange, of €119,350,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures, or the 6.277% Perpetual Debentures, issued by C-10 EUR Capital (SPV) Limited and held by an investor for U.S.$125,331,000 aggregate principal amount of new 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020, issued by CEMEX España, acting through its Luxembourg branch, and guaranteed by CEMEX, CEMEX México and New Sunward, or the Additional 2020 Notes. As a result of the 2011 Private Exchange, €119,350,000 in aggregate principal amount of the 6.277% Perpetual Debentures and an equal corresponding aggregate principal amount of underlying dual-currency notes were cancelled. The Additional 2020 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The exchange was effected in reliance upon the exemption from U.S. securities law registration provided by Regulation S under the Securities Act.

Offering of 2016 and 2018 Optional Convertible Subordinated Notes. On March 15, 2011, we closed the offering of U.S.$977.5 million aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 (the “2016 Notes”) and U.S.$690 million aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018 (the “2018 Notes” and, together with the 2016 Notes, the “2011 Optional Convertible Subordinated Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The aggregate principal amount of the 2011 Optional Convertible Subordinated Notes issued reflects the full exercise of the U.S.$177.5 million over-allotment option granted to the relevant initial purchasers with respect to the 2016 Notes and the U.S.$90 million over-allotment option granted to the relevant initial purchasers with respect to the 2018 Notes. The 2011 Optional Convertible Subordinated Notes are convertible into CEMEX’s American Depositary Shares, or ADSs, at any time after June 30, 2011. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. The conversion rate has been adjusted to 92.1659 ADSs per U.S.$1,000 principal amount of 2011 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders’ meeting. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes. Of the remaining net proceeds, we used approximately U.S.$128 million to prepay CBs maturing on March 8, 2012, and approximately U.S.$1,287 million to repay indebtedness under the Financing Agreement. On March 15, 2011, in connection with the offering of the 2011 Optional Convertible Subordinated Notes, we entered into capped call transactions with affiliates of certain of the initial purchasers of the 2011 Optional Convertible Subordinated Notes. The capped call transactions cover, subject to customary anti-dilution adjustments, approximately 148 million ADSs. The capped call transactions with respect to the 2016 Notes had a cap price 90% higher than the closing price of our ADSs on March 9, 2011 (the pricing date for the 2011 Optional Convertible Subordinated Notes) and the capped call transactions with respect to the 2018 Notes had a cap price 110% higher than such closing price. Because the capped call transactions are cash-settled, they do not provide an offset to any ADSs we may deliver to holders upon conversion of the 2011 Optional Convertible Subordinated Notes.

Private Cash Tender Offer to Holders of CBs. In March 2011, we used cash deposited in a CB reserve created with proceeds from the offering of the January 2011 Notes to prepay approximately Ps691 million (approximately U.S.$56 million based on prevailing exchange rates as of December 31, 2010) of CBs, in connection with a private cash tender offer to holders of CBs in Mexico for up to approximately Ps999 million (approximately U.S.$81 million based on prevailing exchange rates as of December 31, 2010). After these prepayments, we had approximately Ps308 million (approximately U.S.$25 million based on prevailing exchange rates as of December 31, 2010) of CBs outstanding, which are due on September 15, 2011 and for which we have created a CB reserve.

2011 Amendments to the Financing Agreement. On April 12, 2011, we obtained consents from the required lenders and our major creditors under the Financing Agreement to make certain amendments to the Financing Agreement to allow us to retain funds in the CB reserve from disposal proceeds, permitted fundraisings and cash in hand, to meet CBs maturing in April and September 2012.

Offering of 2015 Floating Rate Senior Secured Notes. On April 5, 2011, we closed the offering of U.S.$800 million aggregate principal amount of Floating Rate Senior Secured Notes due 2015, in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the April 2011 Notes is fully and unconditionally guaranteed by CEMEX México, New Sunward and CEMEX España. The April 2011 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The April 2011 Notes were issued at a price of U.S.$99.001 per U.S.$100 principal amount. The net proceeds from the offering, approximately U.S.$788 million, were used to repay indebtedness under the Financing Agreement.

Recent Developments Relating to Changes in Our Senior Management Team

On April 11, 2011, we announced changes to our senior management team effective April 12, 2011. Our operations, now organized under six regions, will be led by the following executives, all of whom have served previously in various senior level operating positions within the company:

•	Jaime Elizondo, President of CEMEX South America and Caribbean, who will also oversee Global Procurement;

•	Joaquin Estrada, President of CEMEX Asia, who will also oversee Global Trading;

•	Ignacio Madridejos, President of CEMEX Northern Europe, who will also oversee Global Energy and Sustainability;

•	Jaime Muguiro, President of CEMEX Mediterranean;

•	Juan Romero, President of CEMEX Mexico, who will also oversee Global Technology; and

•	Karl Watson, Jr., President of CEMEX USA.

Additionally, Fernando A. González was appointed Executive Vice President of Finance and Administration and also assumed the role of Chief Financial Officer; Juan Pablo San Agustin assumed the role of Executive Vice President for Strategic Planning and Business Development; and Luis Hernandez assumed the role of Executive Vice President for Organization and Human Resources.

These nine executives will report directly to CEMEX’s Chairman and Chief Executive Officer, Lorenzo H. Zambrano, and, with him, comprise the company’s ten member Executive Committee.

In addition, two long serving executives left their operating functions, and continue to work for the Company in other roles. Francisco Garza, former President for CEMEX Americas, now serves as Vice Chairman of the Board of CEMEX Mexico, Chairman of the newly created CEMEX Latin America Advisory Board, and continues supporting CEMEX’s high-level Public Affairs activities both in Mexico and in Latin America. Víctor Romo, former Executive Vice President of Administration, continues to participate in CEMEX as Advisor to the Chairman and coordinate Board Committees, as well as support other strategic initiatives.

Finally, we also announced the early retirement of Rodrigo Treviño, former Chief Financial Officer.

We believe these changes will result in an organizational structure that is more effective in its decision-making processes and more focused on our customers and markets.

Recent Developments Relating to Our Securitization Programs

On May 5, 2011, we extended our accounts receivable securitization program for our operations in Spain five years for up to €100 million in funded amounts. As a result, this program will expire on May 5, 2016.

On May 17, 2011, we extended our accounts receivable securitization program for our operations in the United States two years for up to U.S.$275 million in funded amounts. As a result, this program will expire on May 17, 2013.

Item 6 - Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

On February 9, 2010, we announced changes to our senior management team effective as of March 1, 2010. Fernando A. González was appointed Executive Vice President of Planning and Finance. We also announced the retirement of Héctor Medina, former Executive Vice President of Finance and Legal, and Armando J. García, former Executive Vice President of Technology, Energy and Sustainability. Mr. Medina and Mr. García each participated in an early retirement program for senior executives. Mr. García remains a member of CEMEX’s board of directors, on which he has served since 1983. As of December 31, 2010, the members of our senior management team and their positions were the following: Lorenzo H. Zambrano, Chief Executive Officer; Fernando A. Gonzalez, Executive Vice President of Planning and Finance; Francisco Garza, President of the Americas Region; Juan Romero Torres, President of the Europe, Middle East, Africa, Asia and Australia Region; Rodrigo Treviño, Chief Financial Officer; Ramiro G. Villarreal, General Counsel; and Rafael Garza, Chief Accounting Officer. On April 11, 2011, we announced new changes to our senior management team effective April 12, 2011. See “Item 5 — Operating and Financial Review and Prospects — Recent Developments — Recent Developments Relating to Changes in Our Senior Management Team.” Set forth below is the name and position of each member of our senior management team as of the date of this annual report. The terms of office of the senior managers are indefinite.

Name, Position (Age)	Experience
Lorenzo H. Zambrano Treviño, Chief Executive Officer (67)	Joined CEMEX in 1968. During his career with CEMEX, Mr. Zambrano has been involved in all operational aspects of our business. He held several positions in CEMEX prior to his appointment as Director of Operations in 1981. In 1985, Mr. Zambrano was appointed chief executive officer, and in 1995 he was elected chairman of the board of directors. Mr. Zambrano is a graduate of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C., or ITESM, with a degree in mechanical engineering and administration and has an M.B.A. from Stanford University.

Mr. Zambrano has been a member of our board of directors since 1979 and chairman of our board of directors since 1995. He is a member of the board of directors of IBM and the international advisory board of Citigroup. He is also a member of the board of directors of Fomento Económico Mexicano, S.A.B. de C.V. Mr. Zambrano is chairman of the board of directors of Consejo de Enseñanza e Investigación Superior, A.C., which manages ITESM, and a member of the board of directors of Museo de Arte Contemporáneo de Monterrey A.C. (MARCO). Mr. Zambrano participated in the chairman’s Council of Daimler Chrysler AG until July 2005, was a member of the Stanford University’s Graduate School of Business Advisory Council until 2006, of the board of directors of Vitro, S.A.B. until 2007, of the board of directors of Alfa, S.A.B. de C.V. until 2008, of the board of directors of Grupo Televisa, S.A.B. and Grupo Financiero Banamex, S.A. de C.V. until April 2009 and of the board of directors of Fomento Económico Mexicano, S.A.B. de C.V. until 2011.

In recognition of his business and philanthropic record, Mr. Zambrano has received several awards and recognitions, including the Woodrow Wilson Center’s Woodrow Wilson Award for Corporate Citizenship, the America’s Society Gold Medal Distinguished Service Award, and Stanford University’s Graduate School of Business Alumni Association’s Ernest C. Arbuckle Award.

Name, Position (Age)	Experience
Mr. Zambrano is a first cousin of Lorenzo Milmo Zambrano and Rogelio Zambrano Lozano, both members of our board of directors, He is also a second cousin of Roberto Luis Zambrano Villarreal and second uncle of Tomas Milmo Santos, both members of our board of directors.

Jaime Gerardo Elizondo Chapa, President CEMEX South America and the Caribbean (47)	Joined CEMEX in 1985 and since then he has headed several operations, including Panama, Colombia, Venezuela, and, more recently, Mexico. He is the current President of CEMEX South America (including Central America) and the Caribbean, and is also in charge of the company’s global Procurement area. Mr. Elizondo has served as a member of the board of directors of Cementos Chihuahua, president and vice-president of the Cement National Chamber (Camara Nacional del Cemento) and president of the Transformation Industry of Nuevo León Chamber (Camara de la Industria de la Transformación de Nuevo León). He graduated with a BS and an MBA from ITESM.

Joaquin Miguel Estrada Suarez, President, CEMEX Asia (47)	Joined CEMEX in 1992 and has held several executive positions, including head of operations in Egypt and Spain, as well as of Trading for Europe, the Middle East, and Asia. He is currently President of CEMEX Asia, and is also responsible for the company’s global Trading area. From 2008 to 2011 he served as a member of the board of directors of COMAC (Comercial de Materiales de la Construcción S.L.), president and member of the board of OFICEMEN (Agrupación de Fabricantes de Cemento de España), and member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), he was also the president of CEMA (Fundación Laboral del Cemento y el Medioambiente) from 2010 to 2011. He graduated with a degree in economics from the University of Zaragoza and holds an MBA from the Instituto de Empresa.

Francisco Garza, Vice Chairman of the Board of CEMEX Mexico, Chairman of CEMEX Latin America Advisory Board and Advisor to the CEO on Institutional Relations (56)	Joined CEMEX in 1988 and has served as director of trading from 1988 to 1992, president of CEMEX USA from 1992 to 1994, president of CEMEX Venezuela from 1994 to 1996 and Cemento Bayano from 1995 to 1996, president of CEMEX Mexico and CEMEX USA from 1996 to 1998, president of the North American region and trading from 1998 to 2009 and in 2009 he was appointed president of the Americas region. In 2011, he was appointed Vice Chairman of the Board of CEMEX Mexico, Chairman of CEMEX Latin America Advisory Board and Advisor to the CEO on Institutional Relations. He is a graduate in business administration from ITESM and has an M.B.A. from the Johnson School of Management at Cornell University in 1982. See “Item 5 — Operating and Financial Review and Prospects — Recent Developments — Recent Developments Relating to Changes in Our Senior Management Team.”

Rafael Garza Lozano, Chief Accounting Officer (47)	Joined CEMEX in 1985 and has served as chief accounting officer since 1999. Mr. Garza is a certified public accountant and received a master’s degree in administration and finance from ITESM. He also attended executive programs at ITAM, IPADE and Harvard University. He is currently member of the boards of directors of Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or CINIF, of Universidad Regiomontana,

Name, Position (Age)	Experience
A.C., and of Grupo Cementos Chihuahua, S.A.B. de C.V.

Fernando A. González Olivieri, Executive Vice President of Finance and Administration and Chief Financial Officer (56)	Joined CEMEX in 1989, and has served as corporate vice-president of strategic planning from 1994 to 1998, president of CEMEX Venezuela from 1998 to 2000, president of CEMEX Asia from 2000 to May 2003, and president of the South American and Caribbean region from May 2003 to February 2005. In March 2005, he was appointed president of the expanded European Region, in February 2007, President of the Europe, Middle East, Africa, Asia and Australia Region, and in May 2009, executive vice president of planning and development. In February 2010, Mr. Gonzalez was appointed Executive Vice President of Planning and Finance and in 2011 he was appointed Chief Financial Officer. Mr. González earned his B.A. and M.B.A. degrees from ITESM.

Luis Hernández Echávez, Executive Vice President of Organization and Human Resources (47)	Joined CEMEX in 1996, and has held senior management positions in the Strategic Planning and Human Resources areas. He is currently Executive Vice President of Organization and Human Resources. He graduated with a degree in Civil Engineering from ITESM, and holds a Master’s degree in Civil Engineering and an MBA from the University of Texas at Austin.

Ignacio Madridejos Fernández, President CEMEX Northern Europe (45)	Joined CEMEX in 1996 and after holding management positions in the Strategic Planning area, he headed CEMEX operations in Egypt, Spain, and Western Europe. He is currently President of CEMEX Northern Europe, and is also responsible of the company’s global Energy and Sustainability area. He has served as a member of the board of directors of COMAC (Comercial de Mateiales de Construcción S.L.), member of the board and president of OFICEMEN (Agrupación de Fabricantes de Cemento de España), member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), president of CEMA, and patron of the Junior Achievement Foundation. In June 2010, he was appointed vice-president of CEMBUREAU (European Cement Association). He graduated with a degree in Civil Engineering from the Polytechnic University of Madrid and holds an MBA from Stanford University.

Jaime Muguiro Dominguez, President CEMEX Mediterranean (42)	Joined CEMEX in 1996, and held several executive positions in the areas of Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates, and Human Resources. More recently, he headed CEMEX operations in Egypt. He is currently President of CEMEX Mediterranean, which includes operations in Spain, Egypt, Croatia, and the Middle East. He graduated with a Management degree from San Pablo CEU University, and holds a Law degree from the Complutense University of Madrid and an MBA from the Massachusetts Institute of Technology.

Juan Romero Torres, President CEMEX México (54)	Joined CEMEX in 1989 and has occupied several senior management positions, including president of CEMEX Colombia, president of CEMEX Mexico, and president of the South America and Caribbean region, and the Europe, Middle East, Africa, and Asia Region. He is currently President of CEMEX in Mexico and is algo in charge of the company’s global Technology area. Mr. Romero graduated from Universidad de Comillas in Spain, where he studied Law and Economic and Enterprise Sciences.

Name, Position (Age)	Experience

Victor M. Romo, Executive Advisor to the Chairman and CEO (53)	Joined CEMEX in 1985 and has served as director of administration of CEMEX España from 1992 to 1994, general director of administration and finance of CEMEX España from 1994 to 1996, president of CEMEX Venezuela from 1996 to 1998, president of the South American and Caribbean region from 1998 to May 2003, and executive vice president of administration from May 2003 to April 2011. In April 2011, he was appointed Executive Advisor to the Chairman and CEO. Mr. Romo is a certified public accountant and received a master’s degree in administration and finance from ITESM. Previously, he worked for Grupo Industrial Alfa, S.A. de C.V. from 1979 to 1985. See “Item 5 — Operating and Financial Review and Prospects — Recent Developments — Recent Developments Relating to Changes in Our Senior Management Team.”

Juan Pablo San Agustín Rubio, Executive Vice President of Strategic Planning and New Business Development (42)	Joined CEMEX in 1994 and has held executive positions in the Strategic Planning, Continuous Improvement, e-Business, and Marketing areas. He is currently Executive Vice President of Strategic Planning and New Business Development. He graduated with a BS from the Universidad Metropolitana and holds an International MBA from the Instituto de Empresa.

Karl H. Watson Jr., President CEMEX USA (46)	He formally joined CEMEX in 2007, after a successful career of more than 19 years in the building materials industry. Since then he has held several senior positions in the company’s operations in Florida and the Eastern region of the United States. Before joining CEMEX he headed the ready-mix concrete and concrete products divisions of Rinker in the USA and Australia. He is currently President of CEMEX USA. Mr. Watson served as Chairman of the Florida Concrete and Products Association from 2008 to 2009 and was appointed Chairman of the National Ready Mix Concrete Association from 2010 to 2011 and member of the Executive Committee of the Portland Cement Association from 2011 to 2013. He holds a BS from the Palm Beach Atlantic University and an MBA degree from the University of Nova Southeastern, both in Florida.

Ramiro G. Villarreal Morales, General Counsel (63)

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

Mr. Villarreal is a member of the board of directors of Grupo Acosta Verde and Viviendas Integrales S.A., both real estate development companies, and an alternate member of the boards of directors of Grupo Cementos de Chihuahua and AXTEL.

Board of Directors

Set forth below are the names of the current members of our board of directors, elected at our 2010 special shareholders’ general meeting held on February 24, 2011. At this shareholders’ meeting, no alternate directors were elected. Members of our board of directors serve for one-year terms.

Name (Age)	Experience
Lorenzo H. Zambrano Treviño, Chairman (67)	See “— Senior Management.”

Lorenzo Roberto Milmo Zambrano (74)	Has been a member of our board of directors since 1977. He is also chief executive officer of Inmobiliaria Ermiza, S.A. de C.V. He is a first cousin of Lorenzo H. Zambrano, chairman of our board of directors and our chief executive officer, a first cousin of Rogelio Zambrano Lozano, and an uncle of Tomas Milmo Santos, both members of our board of directors. He earned his B.A. degree from ITESM.

Armando J. García Segovia (59)

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

He also serves as a member of the board of directors of Grupo Cementos de Chihuahua, S.A.B. de C.V., and GCC Cemento, S.A. de C.V. He was also vice president of COPARMEX, member of the board and former chairman of the Private Sector Center for Sustainable Development Studies (Centro de Estudios del Sector Privado para el Desarrollo Sostenible), and member of the board of the World Environmental Center. Presently he is a member of the board of directors of Hoteles City Express, S.A.P.I. de C.V. and Grupo Chapa, S.A. de C.V., and the chairman of the board of the Engineering School of the Instituto Tecnológico de Estudios Superiores de Monterrey. He is also a member of the board of Universidad Regiomontana, Universidad de Monterrey, Unidos para la Conservación, Pronatura Noreste, A.C., Consejo Consultvo de Flora y Fauna del Estado de N.L., and Parques y Vida Silvestre de N.L. He is also founder and chairman of the board of Comenzar de Nuevo, A.C. He is a first cousin of Rodolfo García Muriel, a member of our board of directors.

Rodolfo García Muriel (65)	Has been a member of our board of directors since 1985 and member of our finance committee since 2009. He is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V. He is a member of the board of directors of Inmobiliaria Romacarel, S.A.P.I. de C.V., Comfort Jet, S.A. de C.V., and member of the regional board of Banamex. Mr. García Muriel is also vice president of the Textile Industry National Chamber (Cámara Nacional de la Industria Textil). Mr. García Muriel holds a degree in electric mechanical engineering from the Universidad Iberoamericana. He is a first cousin of Armando J. García Segovia, a member of our board of directors.

Rogelio Zambrano Lozano (54)	Has been a member of our board of directors since 1987 and president of our finance committee since 2009. He is also a member of the advisory board of Grupo Financiero Banamex Accival, S.A. de C.V., Zona Norte, and member of the boards of Directors of Carza, S.A. de C.V., Plaza Sesamo, S.A. de C.V., Hospital San José, and ITESM. He is a graduate in industrial engineering from ITESM and holds an MBA from the Wharton Business School of Pennsylvania University. He is a first cousin of Lorenzo H. Zambrano, chairman of our board of directors and our chief executive officer, a first cousin of Lorenzo Milmo Zambrano, a member of our board of directors and uncle of Tomás Milmo Santos, a member of our board of directors.

Roberto Luis Zambrano Villarreal (65)	Has been a member of our board of directors since 1987. He was president of our audit committee from 2002 to 2006, President of our corporate practices and audit committee from 2006 to 2009, and president of our new audit committee since 2009. He is also a member of the board of directors of CEMEX México, S.A. de C.V. He is chairman of the board of directors of Desarrollo Integrado, S.A. de C.V., Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., C & I Capital, S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Servicios Técnicos Hidráulicos, S.A. de C.V., Mantenimiento Integrado, S.A. de C.V., Pilatus PC-12 Center de México, S.A. de C.V., and Pronatura, A.C. He is a member of the board of directors of S.L.I. de México, S.A. de C.V., and Compañía de Vidrio Industrial, S.A. de C.V. Mr. Zambrano Villarreal is a graduate in mechanical engineering and administration from the ITESM. He is the second cousin of Lorenzo H. Zambrano, chief executive officer and chairman of our board of directors.

Bernardo Quintana Isaac (69)	Has been a member of our board of directors since 1990 and of our corporate practices committee since 2009. He is chairman of the board of directors of Empresas ICA, S.A.B. de C.V., where he was also chief executive officer until December, 2006. Mr. Quintana Isaac was a member of Patronato UNAM until May 2009. Mr. Quintana Isaac is president of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., Fundación ICA and of the Foundation for Mexican Letters (Fundación para las Letras Mexicanas), and member of the board of GRUMA, S.A.B. de C.V., Grupo Financiero Banamex, S.A. de C.V., and Banco Nacional de México, S.A. He is also a member of the Mexican Council of Businessmen (Consejo Mexicano de Hombres de Negocios) and Fundación UNAM.

Dionisio Garza Medina (57)	Has been a member of our board of directors since 1995 and president of our corporate practices committee since 2009. He is honorary chairman and member of the board of Alfa, S.A.B. de C.V. where he was chairman and chief executive officer until March 2010. Mr. Garza Medina is member of the advisory board of the Mexican Minister of Economy, the advisory committee of the David Rockefeller Center for Latin American Studies at Harvard. He is chairman of the Harvard Business School Latin American advisory board, the Advisory Council of Stanford’s Engineering School and the Trilateral Commission.

Additionally, Mr. Garza Medina is chairman of the board of the Universidad de Monterrey. Mr. Garza Medina holds an industrial engineering degree and a master degree in industrial engineering from Stanford University and an MBA from Harvard University.

Alfonso Carlos Romo Garza (60)	Has been a member of our board of directors since 1995, member of our audit committee from 2002 to 2006, member of our corporate practices and audit committee from 2006 to 2009, member of our new audit committee since 2009, and member of our finance committee since 2009. He is chairman of the board and chief executive officer of Savia, S.A. de C.V. and member of the boards of Grupo Maseca, S.A.B. de C.V., The Donald Danforth Plant Science Center, and Synthetic Genomics, among others. Mr. Romo is a graduate of ITESM, with a degree in agricultural engineering and administration.

Tomás Milmo Santos (46)	Has been a member of our board of directors since 2006 and member of our finance committee since 2009. Mr. Milmo Santos served as an alternate member of our board of directors from 2001 to 2006. He is chief executive officer and president of the board of directors of AXTEL, a telecommunications company that operates in the local, long distance and data transfer market. He is also a member of the board of directors of Cemex México S.A. de C.V., Promotora Ambiental, S.A., ITESM and JAVER. He graduated with a degree in economics from Stanford University. Mr. Milmo Santos is the second nephew of Lorenzo H. Zambrano, chief executive officer and chairman of our board of directors and the nephew of Lorenzo Milmo Zambrano, member of our board of directors.

José Manuel Rincón Gallardo Purón (68)	Has been a member of our board of directors since 2003. He is also a member of our audit committee, where he qualifies as a “financial expert” for purposes of the Sarbanes-Oxley Act of 2002. He is president of the board of directors of Sonoco de México S.A. de C.V., member of the board of directors and audit committees of Grupo Financiero Banamex, S.A. de C.V., Grupo Herdez, S.A. de C.V., General de Seguros, S.A.B., Kansas City Southern and Grupo Aeroportuario del Pacífico, S.A. de C.V., and member of the board of directors of Laboratorios Sanfer-Hormona. Mr. Rincón Gallardo is a member of the Instituto Mexicano de Contadores Públicos, A.C., he was managing partner of KPMG Mexico, and was member of the board of directors of KPMG United States and KPMG International. He is a Certified Public Accountant from the Universidad Nacional Autonoma de México.

José Antonio Fernández Carbajal (57)	Has been a member of our board of directors and member of our corporate practices committee since 2009. He is chairman of the board of directors of Fomento Económico Mexicano S.A.B. de C.V. (“FEMSA”) since 2001 and its chief executive officer since 1995, chairman of the board of directors of Coca-Cola Femsa, S.A.B. de C.V., and vice president of the board of directors of ITESM. He is also a member of the board of directors of Grupo Financiero BBVA Bancomer, S.A. de C.V., BBVA Bancomer, S.A., Industrias Peñoles, S.A.B. de C.V., Grupo Industrial Bimbo, S.A.B. de C.V., Grupo Televisa, S.A.B. de C.V., Grupo Xignux S.A. de C.V. and Controladora Vuela Compañía de Aviación, S.A. de C.V. Mr. Fernández is also chairman of the board of Fundación FEMSA and of the U.S.-Mexico Foundation, and co-directs the Mexican Chapter of the Woodrow Wilson Center as president since 2003. He is also a member of the board of directors, the supervisory board and some of the committees of Heineken Holding NV since 2010. Mr. Fernandez earned his B.A. and MBA degrees from ITESM.

Rafael Rangel Sostmann (69)	Has been a member of our board of directors and member of our corporate practices committee since 2009 and member of our audit committee since 2010. Mr. Rangel Sostmann has been president of ITESM since 1985. He is also a member of the board of directors of Fundación Santos y de la Garza Evia, I.B.P., which owns Hospital San José de Monterrey. Mr. Sostmann is also a member of the following boards: UNIVERSIA: Consorcio de Universidades Iberoamericanas, SACS: Southern Association of Colleges and Schools and Thunderbird Board of Fellows. He graduated with a degree in electric mechanical engineering from ITESM and also holds a masters degree in mechanical engineering from Wisconsin University.

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

The new law also eliminated the position of statutory examiner, whose duties of surveillance are now the responsibility of the board of directors, fulfilled through the corporate practices and the audit committees, as well as through the external auditor who audits the entity’s financial statements, each within its professional role. With its new surveillance duties, our board of directors is no longer in charge of managing CEMEX; instead, this is the responsibility of our chief executive officer.

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

•

overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees; and

•	analyzing the risks identified by our independent auditors, accounting, internal control and process assessment areas.

Our corporate practices committee is responsible for:

•	evaluating the hiring, firing and compensation of our chief executive officer;

•	reviewing the hiring and compensation policies for our executive officers;

•	reviewing related party transactions;

•	reviewing policies regarding use of corporate assets;

•	reviewing unusual or material transactions;

•	evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities; and

•	identifying, evaluating and following up on the operating risks affecting the company and its subsidiaries.

Our finance committee is responsible for:

•	evaluating the company’s financial plans; and

•	reviewing the company’s financial strategy and its implementation.

Under our bylaws and Mexican securities laws, all members of the corporate practices committee and the audit committee, including their presidents, are required to be independent directors. The president of the audit committee, the corporate practices committee and the finance committee shall be appointed and removed from his position only by the general shareholders meeting, and the rest of the members may only be removed by a resolution of the general shareholders meeting or of the board of directors.

Set forth below are the names of the members of our current audit committee, corporate practices committee and finance committee. The terms of the members of the committees are indefinite. José Manuel Rincón

Gallardo qualifies as an “audit committee financial expert” for purposes of the Sarbanes Oxley Act of 2002. See “Item 16A — Audit Committee Financial Expert.”

Audit Committee:

Roberto Zambrano Villarreal, President	See “— Board of Directors.”
José Manuel Rincón Gallardo	See “— Board of Directors.”
Alfonso Romo Garza	See “— Board of Directors.”
Rafael Rangel Sostmann	See “— Board of Directors.”

Corporate Practices Committee:

Dionisio Garza Medina, President	See “— Board of Directors.”
Bernardo Quintana Isaac	See “— Board of Directors.”
José Antonio Fernández Carbajal	See “— Board of Directors.”
Rafael Rangel Sostmann	See “— Board of Directors.”

Finance Committee:

Rogelio Zambrano Lozano, President	See “— Board of Directors.”
Rodolfo García Muriel	See “— Board of Directors.”
Alfonso Romo Garza	See “— Board of Directors.”
Tomás Milmo Santos	See “— Board of Directors.”

Compensation of Our Directors and Members of Our Senior Management

For the year ended December 31, 2010, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately U.S.$11.2 million. Approximately U.S.$8.8 million of this amount was paid as base compensation and approximately U.S.$2.4 million corresponding to the compensation expense of 2.4 million CPOs issued during 2010 pursuant to the Restricted Stock Incentive Plan, or RSIP, described below under “— Restricted Stock Incentive Plan (RSIP).” In addition, for the year ended December 31, 2010, we set aside or accrued approximately U.S.$0.5 million to provide pension, retirement or similar benefits for all members of our board of directors, alternate members of our board of directors and senior managers, as a group.

In addition, our key executives, including our senior management, participate in a bonus plan that distributes a bonus pool based on our operating performance. This bonus is calculated and paid annually, a portion in cash and another portion in restricted CPOs under a RSIP, according to responsibility level. During 2010, no performance bonuses were paid to our senior managers.

Employee Stock Option Plan (ESOP)

In 1995, we adopted an employee stock option plan, or ESOP, under which we were authorized to grant members of our board of directors, members of our senior management and other eligible employees options to acquire our CPOs. Our obligations under the plan are covered by shares held in a trust created for such purpose (initially 216,300,000 shares). As of December 31, 2010, options to acquire 2,760,842 CPOs remained outstanding under the original ESOP, with a weighted average exercise price of approximately Ps5.85 per CPO, and a weighted average remaining tenure of approximately 0.5 years. Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.

CEMEX, Inc. ESOP

As a result of the acquisition of CEMEX, Inc. (formerly Southdown, Inc.) in November 2000, we established a stock option program for CEMEX, Inc.’s executives for the purchase of our ADSs. The options granted under the program have a fixed exercise price in Dollars equivalent to the average market price of one ADS during a six month period before the grant date and have a 10-year term. Twenty-five percent of the options vested annually during the first four years after their grant date. The options are covered using shares currently owned by our subsidiaries, thus potentially increasing stockholders’ equity and the number of shares outstanding. As of December 31, 2010, considering the options granted since 2001, and the exercise of options that has occurred through that date, options to acquire 1,429,236 ADSs remained outstanding under this program. These options have a weighted average exercise price of approximately U.S.$1.36 per CPO, or U.S.$13.60 per ADS as each ADS currently represents 10 CPOs.

The November 2001 Voluntary Exchange Program

In November 2001, we implemented a voluntary exchange program to offer participants in our ESOP new options in exchange for their existing options. The new options had an escalating strike price in Dollars at a 7% annual rate, while the old options had a fixed strike price in Pesos. As of December 31, 2010, considering the options granted under the program, the exercise of options through that date, the result of the February 2004 exchange program described below and the 2004 voluntary early exercise program, options to acquire 7,119,529 CPOs remained outstanding under this program, with a weighted average exercise price of approximately U.S.$1.52 per CPO. As of December 31, 2010, the outstanding options under this program had a remaining tenure of approximately 1.3 years. Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.

The February 2004 Voluntary Exchange Program

In February 2004, we implemented a voluntary exchange program to offer ESOP participants, as well as holders of options granted under our existing voluntary employee stock option plan, or VESOP, new options in exchange for their existing options. The strike price of the new options increased annually at a 7% rate. Holders of these options were entitled to receive an annual payment of U.S.$0.10 net of taxes per option outstanding as of the payment date until exercise or maturity of the options, which was scheduled to grow annually at a 10% rate. Exercise prices and the number of underlying CPOs were technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.

The new options were automatically exercised when the closing CPO market price reached U.S.$7.50. Any gain realized through the exercise of these options was required to be invested in restricted CPOs at a 20% discount to market. The restrictions would be removed gradually within a period of between two and four years, depending on the exercise date.

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

On June 17, 2005, the closing CPO market price reached U.S.$8.50, and, as a result, all outstanding options subject to automatic exercise were automatically exercised and the annual payment to which holders of the remaining options were entitled was terminated. As of December 31, 2010, options to acquire 70,481,496 CPOs remained outstanding under this program, with an exercise price of approximately U.S.$2.00 per CPO and a remaining tenure of approximately 1.5 years.

For accounting purposes under MFRS and U.S. GAAP, as of December 31, 2010, we accounted for the options granted under the February 2004 voluntary exchange program by means of the fair value method through earnings. See notes 2T and 17 to our consolidated financial statements included elsewhere in this annual report.

Consolidated ESOP Information

Stock options activity during 2009 and 2010, the balance of options outstanding as of December 31, 2009 and 2010 and other general information regarding our stock option programs, is presented in note 17 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2010, the following ESOP options to purchase our securities were outstanding:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CPOs (Pesos)	2,760,842	2011	Ps	4.5-7.8
CPOs (Dollars) (may be instantly cash-settled)	7,119,529	2011-2013	U.S.$	1.2-1.7
CPOs (Dollars) (receive restricted CPOs)	70,481,496	2012	U.S.$	2.0
CEMEX, Inc. ESOP	14,292,360	2011-2015	U.S.$	1.0-1.9

As of December 31, 2010, our senior management and directors held the following ESOP options to acquire our securities:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CPOs (Dollars) (receive restricted CPOs)	31,376,637	2012	U.S.$	2

As of December 31, 2010, our employees and former employees, other than senior management and directors, held the following ESOP options to acquire our securities:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CPOs (Pesos)	2,760,842	2011	Ps	4.5-7.8
CPOs (Dollars) (may be instantly cash-settled)	7,119,529	2011-2013	U.S.$	1.2-1.7
CPOs (Dollars) (receive restricted CPOs)	39,104,859	2012	U.S.$	2
CEMEX, Inc. ESOP	14,292,360	2011-2015	U.S.$	1-1.9

Restricted Stock Incentive Plan (RSIP)

Since January 2005, we have been changing our long-term variable compensation programs from stock option grants to restricted stock awards under a Restricted Stock Incentive Plan, or RSIP. Under the terms of the RSIP, eligible employees are allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. Before 2006, we distributed annually to a trust an amount in cash sufficient to purchase in the market, on behalf of each eligible employee, 25% of such employee’s allocated number of CPOs. During 2006, in order to reduce the volatility of our RSIP, we began to distribute annually an amount in cash sufficient to purchase 100% of the allocated CPOs for each eligible employee. Although the vesting period of the restricted CPOs and other features of the RSIP did not change as a result of this new policy, the nominal amount of annual compensation received by eligible employees increased in proportion to the additional number of CPOs received as a result of the new policy. The CPOs purchased by the trust were held in a restricted account by the trust on behalf of each employee for four years. At the end of each year during such four-year period, the restrictions lapsed with respect to 25% of the allocated CPOs and such CPOs became freely transferable and subject to withdrawal from the trust.

Starting in 2009, we made additional changes to the mechanism for granting the RSIP, but the benefits remained the same as in previous years. First, CPOs are no longer purchased in the open market, but instead CEMEX issues new CPOs to cover the RSIP. Second, CEMEX now issues the RSIP in four blocks of 25% per year. The total number of CEMEX CPOs granted during 2010 was approximately 37 million, of which approximately .8 million were related to senior management and the board of directors. In 2010, approximately 25.7 million CPOs were issued, representing the first 25% of the 2010 program and the second 25% of the 2009 program. Of these 25.7 million CPOs, 1.4 million corresponded to senior management and the board of directors. See note 17 to our consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2010, we had approximately 46,533 employees worldwide, which represented a decrease of approximately 2.3% from year-end 2009. We reduced our headcount by 24% as a result of the implementation of our global cost-reduction program since 2007, as part of our ongoing efforts to align our company with new market conditions and increase our efficiency and lower costs.

The following table sets forth the number of our full-time employees and a breakdown of their geographic location at the end of each of the last three fiscal years (excludes personnel in Venezuela and Australia in all periods):

	2008	2009	2010
North America
Mexico	13,972	12,411	13,082
United States	12,532	10,107	8,910
Europe
Spain	3,314	2,671	2,595
United Kingdom	4,205	3,794	3,580
Rest of Europe	10,706	9,748	9,387
South America, Central America and the Caribbean	5,296	4,930	5,318
Africa and the Middle East	2,633	2,390	2,211
Asia	1,277	1,573	1,450

Employees in Mexico have collective bargaining agreements on a plant-by-plant basis, which are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2010, more than 130 contracts with different labor unions were renewed.

Approximately 29% of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ Union of North America, the International Brotherhood of Boilermakers, and the International Union of Operating Engineers. Collective bargaining agreements are in effect at many of our U.S. plants and have various expiration dates from January 31, 2011 through June 30, 2016.

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

Overall, we consider our relationships with labor unions representing our employees to be satisfactory

Share Ownership

As of March 31, 2011, our senior management and directors and their immediate families owned, collectively, approximately 2.91% of our outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of March 31, 2011, no individual director or member of our senior management beneficially owned one percent or more of any class of our outstanding capital stock.

Item 7 - Major Shareholders and Related Party Transactions

Major Shareholders

Based upon information contained in a statement on Schedule 13G filed with the SEC on February 8, 2011 as of December 31, 2010, Southeastern Asset Management, Inc., an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 132,803,723 ADSs and 41,360,476 CPOs, representing a total 1,369,397,706 CPOs or approximately 13.7% of our then outstanding capital stock. Southeastern Asset Management, Inc. does not have voting rights different from our other non-Mexican holders of CPOs.

Based upon information contained in a statement on Schedule 13G filed with the SEC on February 10, 2011, as of December 31, 2010, Dodge & Cox, an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 62,402,994 ADSs, representing 624,029,940 CPOs or approximately 6.2% of our then outstanding capital stock. Dodge & Cox does not have voting rights different from our other non-Mexican holders of CPOs.

Other than Southeastern Asset Management, Inc. and Dodge & Cox and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of our voting securities.

As of March 31, 2011, our outstanding capital stock consisted of 20,845,346,272 Series A shares and 10,422,673,136 Series B shares, in each case including shares held by our subsidiaries.

As of March 31, 2011, a total of 20,398,270,154 Series A shares and 10,199,135,077 Series B shares were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders’ meeting, the A shares held in the CPO trust are voted in accordance with the vote cast by holders of the majority of A shares held by Mexican nationals and B shares voted at that meeting of shareholders.

As of March 31, 2011, through our subsidiaries, we owned approximately 17 million CPOs, representing approximately 0.2% of our outstanding CPOs and approximately 0.2% of our outstanding voting stock. These CPOs are voted at the direction of our management. From time to time, our subsidiaries are active participants in the trading market for our capital stock; as a result, the levels of our CPO and share ownership by those subsidiaries are likely to fluctuate. Our voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

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

As of March 1, 2011, we had 101,177 ADS holders of record in the United States, holding approximately 51.9% of our outstanding CPOs as of such date.

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

Related Party Transactions

Bernardo Quintana Isaac, a member of our board of directors and chairman of the board of directors of Grupo ICA, S.A.B. de C.V., or Grupo ICA, a large Mexican construction company. In the ordinary course of business, we extend financing to Grupo ICA for varying amounts at market rates, as we do for our other customers.

Jose Antonio Fernandez Carbajal, a member of our board of directors, is president and chief executive officer of Fomento Económico Mexicano S.A.B. de C.V. or FEMSA, a large multinational beverage company. In the ordinary course of business, we pay and receive various amounts to and from FEMSA for products and services for varying amounts on market terms. Mr. Fernandez Carbajal is also vice-chairman of the board of Consejo de Enseñanza e Investigación Superior, A.C. (the managing entity of ITESM,) of which Lorenzo H. Zambrano, our chief executive officer and chairman of our board of directors, is chairman of the board, and which in 2009 and 2010 received contributions by CEMEX for amounts that were not material.

Rafael Rangel Sostmann, a member of our board of directors, is the Dean of ITESM.

During 2010 and as of May 1, 2011, we did not have any outstanding loans to any of our directors or members of senior management.

Item 8 - Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18 — Financial Statements” and “Index to Consolidated Financial Statements.”

Legal Proceedings

See “Item 4 — Information on the Company — Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend is made by our shareholders at a general ordinary meeting. Any dividend declaration is usually based upon the recommendation of our board of directors. However, the shareholders are not obligated to approve the board’s recommendation. We may only pay dividends from retained earnings included in financial statements that have been approved by our shareholders and after all losses have been paid for, a legal reserve equal to 5% of our paid-in capital has been created and our shareholders have approved the relevant dividend payment. According to 1999 Mexican tax reforms, all shareholders, excluding Mexican corporations, that receive a dividend in cash or in any other form are subject to a withholding tax. See “Item 10 — Additional Information — Taxation — Mexican Tax Considerations.” Since we conduct our operations through our subsidiaries, we have no significant assets of our own except for our investments in those subsidiaries. Consequently, our ability to pay dividends to our shareholders is dependent upon our ability to receive funds from our subsidiaries in the form of dividends, management fees, or otherwise. The Financing Agreement effectively prohibits us from declaring and paying cash dividends or making other cash distributions to our shareholders. See “Item 3 — Key Information — Risk Factors — Our ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.”

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

The following table sets forth the amounts of annual cash dividends paid in Pesos, on a per share basis, and a convenience translation of those amounts into Dollars based on the CEMEX accounting rate as of December 31, 2010:

	Dividends Per Share
	Constant Pesos	Dollars
2006	0.27	0.02
2007	0.28	0.03
2008	0.29	0.03
2009	N/A	N/A
2010	N/A	N/A

Dividends declared at each year’s annual shareholders’ meeting are in respect of dividends for the preceding year. With the exception of the 2010, 2009 and 2008 fiscal years, in previous years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year’s results, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in Pesos as of December 31, 2010 were as follows: 2006, Ps0.84 per CPO (or Ps0.28 per share); and 2007, Ps0.87 per CPO (or Ps0.29 per share). As a result of dividend elections made by shareholders, in 2006, Ps161 million in cash was paid and approximately 212 million additional CPOs were issued in respect of dividends declared for the 2005 fiscal year; in 2007, Ps147 million in cash was paid and approximately 189 million additional CPOs were issued in respect of dividends declared for the 2006 fiscal year; and in 2008, Ps214 million in cash was paid and approximately 284 million additional CPOs were issued in respect of dividends declared for the 2007 fiscal year.

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

We did not declare a dividend for fiscal year 2010. At our 2010 annual shareholders’ meeting, held on February 24, 2011, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held, and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

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

Calendar Period	CPOs(1)		ADSs
	High	Low	High	Low

Yearly
2006	39.35	27.25	36.04	23.78
2007	44.50	27.23	41.34	24.81
2008	33.80	5.55	32.61	4.01
2009	19.19	6.16	14.58	3.94
2010	16.16	9.59	12.60	7.46
Quarterly
2009
First quarter	14.36	6.16	10.74	3.94
Second quarter	15.31	8.51	11.39	6.17
Third quarter	19.19	10.40	14.58	7.63
Fourth quarter	18.24	13.50	13.96	10.03
2010
First quarter	16.16	11.72	12.58	8.83
Second quarter	15.30	12.45	12.60	9.61
Third quarter	12.82	9.83	10.10	7.46
Fourth quarter	13.49	9.59	10.94	7.65
2011
First quarter	13.60	10.13	11.15	8.35
Monthly
2010-2011
December	13.49	11.37	10.94	9.12
January	13.60	11.36	11.15	9.34
February	11.91	10.76	9.93	8.79
March	11.00	10.13	9.23	8.35
April	10.96	9.85	9.28	8.41
May	10.09	9.25	8.77	7.86
June(2)	9.97	8.99	8.55	7.55

Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1)	As of December 31, 2010, approximately 97.8% of our outstanding share capital was represented by CPOs.
(2)	CPO and ADS prices are through June 13, 2011.

On June 13, 2011, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps9.04 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$7.59 per ADS.

Item 10 - Additional Information

Articles of Association and By-laws

General

Pursuant to the requirements of Mexican corporation law, our articles of association and by-laws (estatutos sociales), have been registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, N.L., Mexico, under entry number 21, since June 11, 1920.

We are a holding company engaged, through our operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. Our objectives and purposes can be found in article 2 of our by-laws.

We have two series of common stock, the Series A common stock, with no par value, or A shares, which can only be owned by Mexican nationals, and the Series B common stock, with no par value, or B shares, which can be owned by both Mexican and non-Mexican nationals. Our by-laws state that the A shares may not be held by non-Mexican individuals, corporations, groups, units, trusts, associations or governments that are foreign or have participation by foreign governments or their agencies. Our by-laws also state that the A shares shall at all times account for a minimum of 64% of our total outstanding voting stock and that our B shares shall at all times account for a minimum of 36% of our total outstanding voting stock. Other than as described herein, holders of the A shares and the B shares have the same rights and obligations.

In 1994, we changed from a fixed capital corporation to a variable capital corporation in accordance with Mexican corporation law. As a result, we established a fixed capital account and a variable capital account and issued one share of variable capital stock of the same series for each eight shares of fixed capital stock held by any shareholder. Each of our fixed and variable capital accounts is comprised of A shares and B shares. Under the Mexican securities market law (Ley del Mercado de Valores) and our by-laws, holders of shares representing variable capital are not entitled to withdraw those shares.

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

On June 1, 2001, the Mexican securities market law was amended, among other, to increase the protection granted to minority shareholders of Mexican listed companies and to commence bringing corporate governance procedures of Mexican listed companies in line with international standards.

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

On March 19, 2003, the Mexican securities authority issued new regulations designed to (i) further implement minority rights granted to shareholders by the Mexican securities law and (ii) simplify and consolidate in a single document provisions relating to securities offerings and periodic reports by Mexican-listed companies.

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

On December 30, 2005, a Mexican securities market law was published to continue bringing corporate governance requirements of Mexican listed companies in line with international standards. This new law includes provisions increasing disclosure information requirements, improving minority shareholder rights, and strengthening corporate governance standards including the introduction of new requirements and fiduciary duties (duties of care and loyalty), applicable to each director, officer, external auditor and major shareholder of publicly traded companies. The law also provides that each member of the audit committee must be an independent director, and requires the creation of corporate governance committees integrated by independent directors as well. In addition, the law clarifies directors’ duties, specifies safe harbors for directors’ actions, clarifies what is deemed as a conflict of interest and clarifies what are the confidentiality obligations for directors.

Under the new Mexican securities market law (Ley del Mercado de Valores), we were required to adopt specific amendments to our by-laws within 180 days of the effective date of the new law. Following approval from our shareholders at our 2005 annual shareholders’ meeting held on April 27, 2006, we amended and restated our by-laws to incorporate these amendments. The amendments to our by-laws became effective on July 3, 2006. The most significant of these amendments were as follows:

•	The change of our corporate name from CEMEX, S.A. de C.V. to CEMEX, S.A.B. de C.V., which means that we are now called a publicly traded company (sociedad anónima bursátil or S.A.B.).

•	The creation of a corporate practices committee, which is a new committee of our board of directors and which is comprised exclusively of independent directors.

•

The elimination of the position of statutory examiner (comisario) and the assumption of its responsibilities by the board of directors through the audit committee and the new corporate practices committee, as well as through the external auditor who audits our financial statements, each within its professional role.

•	The express attribution of certain duties (such as the duty of loyalty and the duty of care) and liabilities on members of the board of directors as well as on certain senior executive officers.

•	The implementation of a mechanism for claims of a breach of a director’s or officer’s duties, to be brought by us or by holders of 5% or more of our shares.

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

On September 4, 2009, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds within a period of 24 months. On September 28, 2009, we sold a total of 1,495,000,000 CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1,782 billion in net proceeds. On November 11, 2009, we launched an exchange offer in México, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs, in order to exchange such CBs for the Mandatory Convertible Securities. Pursuant to the exchange offer, on December 10, 2009, we issued approximately Ps4.1 billion (approximately U.S.$334 million at the Peso/Dollar CX accounting rate on December 31, 2010) in Mandatory Convertible Securities in exchange for CBs. On March 30, 2010, we closed the offering of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015.

As of December 31, 2010, our capital stock consisted of 33,433,149,546 issued shares. As of December 31, 2010, Series A shares represented approximately 67% of our capital stock, or 22,288,766,364 shares, of which 20,043,602,184 shares were subscribed and paid, 3,415,076 shares were treasury shares, 345,164,180 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex as trustee thereunder but had not yet been paid (these shares have been and will continue to be gradually paid upon exercise of the corresponding stock options), 374,960,064 shares that guarantee the conversion of the Mandatory Convertible Securities and 1,521,624,860 shares that guarantee the conversion of the Optional Convertible Subordinated Notes. As of December 31, 2010, Series B shares represented approximately 33% of our capital stock, or 11,144,383,182 shares, of which 10,021,801,092 shares were subscribed and paid, 1,707,538 shares were treasury shares, 172,582,090 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex, as trustee thereunder, but had not yet been paid (these shares have been and will continue to be gradually paid upon exercise of the corresponding stock options), 187,480,032 shares that guarantee the conversion of the Mandatory Convertible Securities and 760,812,430 shares that guarantee the conversion of the Optional Convertible Subordinated Notes. Of the total of our A shares and B shares outstanding as of December 31, 2010, 13,068,000,000 shares corresponded to the fixed portion of our capital stock and 20,365,149,546 shares corresponded to the variable portion of our capital stock.

On February 24, 2011, we held an extraordinary shareholders’ meeting in which our shareholders approved an increase in the variable portion of our capital stock of up to 6 billion shares (equivalent to 2 billion CPOs or 200 million ADSs). Pursuant to the resolution approved by our shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds and, until then, these shares will be kept in the company’s treasury. In addition, on February 24, 2011, we held our annual shareholders’ meeting in which our shareholders approved an increase in the variable portion of our capital stock of up to 60 million shares (equivalent to 20 million CPOs or 2 million ADSs). These shares will be kept in the company’s treasury and will be used to preserve the rights of note holders pursuant to the company’s issuance of convertible notes.

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

We did not declare a dividend for fiscal year 2010. At our 2010 annual shareholders’ meeting, held on February 24, 2011, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held, and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

Changes in Capital Stock and Preemptive Rights

Subject to certain exceptions referred below, our by-laws allow for a decrease or increase in our capital stock if it is approved by our shareholders at a shareholders’ meeting. Additional shares of our capital stock, having no voting rights or limited voting rights, are authorized by our by-laws and may be issued upon the approval of our shareholders at a shareholders’ meeting, with the prior approval of the Mexican securities authority.

Our by-laws provide that, subject to certain exceptions, shareholders have preemptive rights with respect to the class and in proportion to the number of shares of our capital stock they hold, in connection with any capital increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be. Subject to certain requirements: (i) under article 53 of the Mexican securities market law (Ley del Mercado de Valores), this preemptive right to subscribe is not applicable to increases of our capital through public offers; and (ii) under article 210 bis of the General Law of Negotiable Instruments and Credit Operations (Ley General de Titulos y Operaciones de Credito), this preemptive right to subscribe is not applicable when issuing shares under convertible notes. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and our by-laws and applicable law provide that this period must be 15 days following the publication of the notice of the capital increase in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León).

Holders of ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights. See “Item 3 — Key Information — Risk Factors — Preemptive rights may be unavailable to ADS holders.”

Pursuant to our by-laws, significant acquisitions of shares of our capital stock and changes of control of CEMEX require prior approval from our board of directors. Our board of directors must authorize in advance any transfer of, or creation of any encumbrance or lien on, voting shares of our capital stock that would result in any person or group becoming a holder of 2% of more of our shares. Our board of directors shall consider the following when determining whether to authorize such transfer of voting shares: a) the type of investors involved; b) whether the acquisition would result in the potential acquirer exercising a significant influence or being able to obtain control; c) whether all applicable rules and our by-laws have been observed by the potential acquirer; d) whether the potential acquirers are our competitors and whether there is a risk of affecting market competition, or the potential acquirers could have access to confidential and privileged information; e) the morality and economic solvency of the potential acquirers; f) the protection of minority rights and the rights of our employees; and g) whether an adequate base of investors would be maintained. If our board of directors denies the authorization, or the requirements established in our by-laws are not complied with, the persons involved in the transfer shall not be entitled to exercise the voting rights corresponding to the transferred shares, and such shares shall not be taken into account for the determination of the quorums of attendance and voting at shareholders’ meetings, nor shall the transfers be recorded in the share registry and the registry undertaken by S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., or Indeval, the Mexican securities depositary, shall not have any effect.

Any acquisition of shares of our capital stock representing 30% or more of our capital stock by a person or group of persons requires prior approval from our board of directors and, in the event approval is granted, the acquirer has an obligation to make a public offer to purchase all of the outstanding shares of our capital stock. In the event the requirements for significant acquisitions of shares of our capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, we will not record such persons as holders of such shares in our share registry, and the registry undertaken by the Indeval shall not have any effect.

Our by-laws require the stock certificates representing shares of our capital stock to make reference to the provisions in our by-laws relating to the prior approval of the board of directors for significant share transfers and the requirements for recording share transfers in our share registry. In addition, shareholders are responsible for informing us within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of the outstanding shares of a particular class of our capital stock. We are required to maintain a share registry that records the names, nationalities and domiciles of all significant shareholders, and any shareholder that meets or exceeds these thresholds must be recorded in this registry if such shareholder is to be recognized or represented at any shareholders’ meeting. If a shareholder fails to inform us of its shareholdings reaching a threshold as described above, we will not record the transactions that cause such threshold to be met or exceeded in our share registry, and such transaction will have no legal effect and will not be binding on us.

Our by-laws also require that our shareholders comply with legal provisions regarding acquisitions of securities and certain shareholders’ agreements that require disclosure to the public.

Repurchase Obligation

In accordance with Mexican securities regulations, we are obligated to make a public offer for the purchase of stock to our shareholders if our registration with the Mexican securities registry (Registro Nacional de Valores) is canceled, either by resolution of our shareholders or by an order of the Mexican securities authority. The minimum price at which we must purchase the stock is the higher of:

•

the weighted average price per share based on the weighted average trading price of our CPOs on the Mexican Stock Exchange during the latest period of 30 trading days preceding the date of the offer, for a period not to exceed six months; or

•	the book value per share, as reflected in the last quarterly report filed with the Mexican securities authority and the Mexican Stock Exchange.

Our board of directors shall prepare and disclose to the public through the Mexican Stock Exchange, within ten business days after the day the public offer begins, and after consulting the corporate practices committee and audit committee, its opinion regarding the price of the offer and any conflicts of interests that each of its members may have regarding such offer. This opinion may be accompanied by an additional opinion issued by an independent expert that we may hire.

Following the cancellation of our registration with the Mexican securities registry, we must place in a trust set up for that purpose for a six-month period an amount equal to that required to purchase the remaining shares held by investors who did not participate in the offer.

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings may be called by:

•	our board of directors or the corporate practices committee or the audit committee;

•

shareholders representing at least 10% of the then outstanding shares of our capital stock, by requesting that the chairman of our board of directors or our corporate practices committee and audit committee;

•

any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) have not been dealt with, or (ii) when, for any reason, the required quorum for valid sessions of the corporate practices committee and audit committee was not reached and the board of directors failed to make the appropriate provisional appointments; or

•	a Mexican court of competent jurisdiction, in the event our board of directors or the corporate practices and audit committee do not comply with the valid shareholders’ request described above.

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

General shareholders’ meetings can be ordinary or extraordinary. At every general shareholders’ meeting, each qualified holder of A shares and B shares is entitled to one vote per share. Shareholders may vote by proxy duly appointed in writing. Under the CPO trust agreement, holders of CPOs who are not Mexican nationals cannot exercise voting rights corresponding to the A shares represented by their CPOs, in which case, the CPO trustee will vote the underlying A shares in the same manner as the holders of the majority of the voting shares.

An annual general ordinary shareholders’ meeting must be held during the first four months after the end of each of our fiscal years to consider the approval of a report of our board of directors regarding our performance and our financial statements for the preceding fiscal year and to determine the allocation of profits from the preceding year. In addition, our annual general ordinary shareholders’ meeting must:

•	review the annual reports of our corporate practices committee and audit committee, our chief executive officer, and our board of directors;

•	elect, remove, or substitute the members of our board of directors;

•	determine the level of independence of the members of our board of directors;

•	approve any transaction that represents 20% or more of our consolidated assets; and

•	resolve any issues not reserved for extraordinary shareholders’ meetings.

A general extraordinary shareholders’ meeting may be called at any time to deal with any of the matters specified by Article 182 of the General Law of Commercial Companies, which include, among other things:

•	extending our corporate existence;

•	our voluntary dissolution;

•	increasing or reducing our fixed capital stock;

•	changing our corporate purpose;

•	changing our country of incorporation;

•	changing our form of organization;

•	a proposed merger;

•	issuing preferred shares;

•	redeeming our own shares;

•	any amendment to our by-laws; and

•	any other matter for which a special quorum is required by law or by our by-laws.

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

The attendance quorum for a general ordinary meeting of shareholders is 50% of our outstanding and fully paid shares, and for the second ordinary meeting is any number of our outstanding and fully paid shares. If the quorum is not met upon the first call, a subsequent meeting may be called and the quorum for the second ordinary meeting is any number of our outstanding and fully paid shares represented at the meeting. The quorum for the first extraordinary shareholders’ meeting is 75% of our outstanding and fully paid shares, and for the second extraordinary meeting is 50% of our outstanding and fully paid shares.

Rights of Minority Shareholders

At our annual general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of our voting stock has the right to appoint or remove one member of our board of directors, in addition to the directors appointed by the majority. Such appointment may only be revoked by other shareholders when the appointment of all other directors is also revoked.

Our by-laws provide that holders of at least 10% of our capital stock are entitled to demand the postponement of the voting on any resolution of which they deem they have not been sufficiently informed.

Under Mexican law, holders of at least 20% of our outstanding capital stock entitled to vote on a particular matter may oppose any resolution at a shareholders’ meeting, by filing a petition for a court order to suspend the resolution temporarily with a court of law within 15 days after the adjournment of the meeting at which that action was taken and showing that the challenged action violates Mexican law or our by-laws and provided the opposing shareholders deliver a bond to the court to secure payment of any damages that we suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholders. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

Under Mexican law, an action for civil liabilities against directors may be initiated by a shareholders’ resolution for violation of their duty of loyalty to shareholders. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, shareholders representing not less than 33% of the outstanding shares may directly exercise that action against the directors; provided that:

•	those shareholders shall not have voted against exercising such action at the relevant shareholders’ meeting; and

•	the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs.

Under our by-laws, shareholders representing 5% or more of our outstanding capital stock may initiate actions exclusively on behalf of CEMEX against members of our board of directors, our corporate practices committee and audit committee, our chief executive officer, or any relevant executives, for breach of their duty of care or duty of loyalty to shareholders or for committing illicit acts or activities. The only requirement is that the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs. Actions initiated on these grounds have a five-year statute of limitations.

Any recovery of damages with respect to these actions will be for our benefit and not that of the shareholders bringing the action.

Registration and Transfer

Our common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Shareholders who have not deposited their shares into the CPO trust may hold their shares in the form of physical certificates or through institutions that have accounts with Indeval. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. We maintain a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval and by Indeval participants indicating ownership are recognized as our shareholders.

Pursuant to Mexican law, any transfer of shares must be registered in our stock registry, if effected physically, or through book entries that may be tracked back from our stock registry to the records of Indeval.

Redemption

Our capital stock is subject to redemption upon approval of our shareholders at an extraordinary shareholders’ meeting.

Share Repurchases

If approved by our shareholders at a general shareholders’ meeting, we may purchase our outstanding shares for cancellation. The economic and voting rights corresponding to repurchased shares cannot be exercised during the period the shares are owned by us and the shares will be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. We may also repurchase our equity securities on the Mexican Stock Exchange at the then prevailing market prices in accordance with Mexican securities law. If we intend to repurchase shares representing more than 1% of our outstanding shares at a single trading session, we must inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding shares during a period of twenty trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases through the person or persons approved by our board of directors, through a single broker dealer during the relevant trading session, and without submitting bids during the first and the last 30 minutes of each trading session. We must inform the Mexican Stock Exchange of the results of any share repurchase no later than the business day following any such share repurchase.

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

Under Mexican law, any director who has a conflict of interest with us in any transaction must disclose that fact to the other directors and is prohibited from participating and being present during the deliberations and voting on that transaction. A director who violates this prohibition will be liable for damages and lost profits. Additionally, our directors may not represent shareholders in our shareholders’ meetings.

Withdrawal Rights

Whenever our shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change who has voted against it may withdraw from CEMEX and receive an amount equal to the book value (in accordance with the latest balance sheet approved by the annual ordinary general shareholders’ meeting) attributable to such shareholder’s shares, provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

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

On December 18, 2006, CEMEX, through two special purpose vehicles, issued two tranches of fixed-to-floating rate callable Perpetual Debentures. C5 Capital (SPV) Limited issued U.S.$350 million in Perpetual Debentures under the first tranche, with the issuer having the option to redeem the debentures on December 31, 2011 and on each interest payment date thereafter. C10 Capital (SPV) Limited issued U.S.$900 million in original principal amount of Perpetual Debentures under the second tranche, with the issuer having the option to redeem the debentures on December 31, 2016 and on each interest payment date thereafter. Both tranches pay coupons denominated in Dollars at a fixed rate until the call date and at a floating rate thereafter. On February 12, 2007, CEMEX, through a special purpose vehicle, issued a third tranche of fixed-to-floating rate callable Perpetual Debentures. C8 Capital (SPV) Limited issued U.S.$750 million in original principal amount of Perpetual Debentures under this third tranche, with the issuer having the option to redeem the debentures on December 31, 2014 and on each interest payment date thereafter. This third tranche also pays coupons denominated in Dollars at a fixed rate until the call date and at a floating rate thereafter. On May 9, 2007, CEMEX, through a special purpose vehicle, issued a fourth tranche of fixed-to-floating rate callable Perpetual Debentures. C10-EUR Capital (SPV) Limited issued €730 million in original principal amount of Perpetual Debentures under this fourth tranche, with the issuer having the option to redeem the debentures on June 30, 2017 and on each interest payment date thereafter. This fourth tranche pays coupons denominated in Euros at a fixed rate until the call date and at a floating rate thereafter. Due to their perpetual nature and optional deferral of coupons, these transactions, in accordance with MFRS, qualify as equity. On May 22, 2009, we notified the debenture holders of our decision to exercise our option to defer, by one day, the scheduled interest payments otherwise due and payable on June 30, 2009. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Our Perpetual Debentures.”

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

On January 27, 2009, CEMEX España, entered into a U.S.$617.5 million and €587.5 million joint bilateral facility. The joint bilateral facility is guaranteed by CEMEX, Inc. The joint bilateral facility was amended on January 30, 2009 to incorporate a number of minor technical modifications. On August 14, 2009, the joint bilateral facility was overridden by the Financing Agreement.

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15.1 billion in syndicated and bilateral bank facilities and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.8 billion on February 14, 2014, based on prevailing exchange rates as of December 31, 2010. For a description of recent activity with respect to the Financing Agreement. See “Item 5 — Operating and Financial Review and Prospects — Recent Developments — Recent Developments Relating to Our Indebtedness.”

On September 28, 2009, we sold a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds.

On November 11, 2009, we launched an exchange offer in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs maturing on or before December 31, 2012, in order to exchange such CBs for the Mandatory Convertible Securities. Pursuant to the exchange offer, on December 10, 2009, we issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Securities in exchange for CBs with original maturities of approximately Ps325 million, Ps1.7 billion and Ps2.1 billion in 2010, 2011 and 2012, respectively, that were canceled. The Mandatory Convertible Securities are mandatorily convertible into newly issued CPOs at an initial conversion price of Ps23.92 per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders’ meeting, the conversion price for the Mandatory Convertible Securities is approximately Ps22.12 (402.3552 CPOs per Ps8,900 of principal amount of Mandatory Convertible Securities), as of the date hereof. Under MFRS, the Mandatory Convertible Securities represent a combined instrument with liability and equity components. The liability component, approximately Ps1,994 million as of December 31, 2010, corresponds to the net present value of interest payments due under the Mandatory Convertible Securities, assuming no early conversion, and was recognized under “Other Financial Obligations” in our balance sheet. The equity component, approximately Ps1,971 million as of December 31, 2010, represents the difference between principal amount and the liability component and was recognized within “Other equity reserves” net of commissions in our balance sheet. See notes 12A and 16B in our consolidated financial statements included elsewhere in this annual report.

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

On March 30, 2010, we closed the offering of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate at issuance was 73.5402 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes and has been adjusted to 76.4818 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders meeting.

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

On January 11, 2011, we closed the offering of U.S.$1.0 billion aggregate principal amount of 9.000% Senior Secured Notes due 2018, in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the 9.000% Senior Secured Notes are fully and unconditionally guaranteed by CEMEX México., New Sunward and CEMEX España. The 9.000% Senior Secured Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The 9.000% Senior Secured Notes were issued at a price of U.S.$99.364 per U.S.$100 principal amount plus accrued interest from January 11, 2011. The net proceeds from the offering, approximately U.S.$981 million were used for general corporate purposes including repayment of indebtedness, including indebtedness under the Financing Agreement.

On March 15, 2011, we closed the offering of U.S.$977.5 million aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into ADSs, at any time after June 30, 2011. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. The conversion rate has been adjusted to 92.1659 ADSs per U.S.$1,000 principal amount of 2011 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders’ meeting. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes. Of the remaining net proceeds, we used approximately U.S.$128 million to prepay CBs maturing on March 8, 2012, and approximately U.S.$1,287 million to repay indebtedness under the Financing Agreement.

On April 5, 2011, we closed the offering of U.S.$800 million aggregate principal amount of Floating Rate Senior Secured Notes due 2015 (the “April 2011 Notes”) in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the April 2011 Notes is fully and unconditionally guaranteed by CEMEX México, New Sunward and CEMEX España. The April 2011 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The April 2011 Notes were issued at a price of U.S.$99.001 per U.S.$100 principal amount. The net proceeds from the offering, approximately U.S.$788 million, were used to repay indebtedness under the Financing Agreement.

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

Mexican nationals that are employed by the Mexican government are deemed residents of Mexico, even if his or her center of vital interests is located outside of Mexico. Unless otherwise proven, Mexican nationals are deemed residents of Mexico for tax purposes.

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

Taxation of capital gains on disposition of CPOs or ADSs

The sale, exchange, redemption, or other disposition of CPOs or ADSs will result in the recognition of gain or loss by a U.S. Shareholder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Shareholder’s tax basis in the CPOs or ADSs, as applicable. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period for the CPOs or ADSs exceeds one year at the time of disposition. Long-term capital gain recognized by a U.S. Shareholder that is an individual (as well as certain trusts and estates) upon the sale or exchange of CPOs or ADSs in a taxable year which begins before January 1, 2011 generally will be subject to a maximum United States federal income tax rate of 15 percent. The deduction of capital losses is subject to limitations. Gain from the disposition of CPOs or ADSs generally will be treated as a U.S. source for foreign tax credit purposes; losses generally will be allocated against

U.S. source income. Deposits and withdrawals of CPOs by U.S. Shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Item 11 - Qualitative and Quantitative Disclosures About Market Risk

See “Item 5 — Operating and Financial Review and Prospects — Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments.”

Item 12 - Description of Securities Other than Equity Securities

Item 12A - Debt Securities

Not applicable.

Item 12B - Warrants and Rights

Not applicable.

Item 12C - Other Securities

Not applicable.

Item 12D - American Depositary Shares

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

Depositary Payments for the Year Ended December 31, 2010

In 2010, we received approximately U.S.$2 million from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences, and fees to investor relations service vendors), and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13 - Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item  15 - Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Executive Vice President of Finance and Administration, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2010.

KPMG Cárdenas Dosal, S.C., the registered public accounting firm that audited our financial statements included elsewhere in this annual report, has issued an attestation report on our internal control over financial reporting, which is included in page F-3 of this report

Attestation Report of the Registered Public Accounting Firm

KPMG Cárdenas Dosal, S.C.’s report on our internal control over financial reporting appears on page F-3 of this report, and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

We have not identified changes in our internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16 - [RESERVED]

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

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León, México 66265.

Attn: Luis Hernández

Telephone: (011-5281) 8888-8888

Item 16C - Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps228 million in fiscal year 2010 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2009, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps205 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps33 million in fiscal year 2010 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2009, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps66 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps24 million in fiscal year 2010 for tax compliance, tax advice and tax planning. KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps11 million for tax-related services in fiscal year 2009.

All Other Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps21 million in fiscal year 2010 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2009, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps10 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

During 2010, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

Item 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In connection with our 2006 annual shareholders’ meetings held April 26, 2007, our shareholders approved stock repurchase programs in an amount of up to Ps6.0 billion (nominal amount) implemented between April 2006 and April 2008. No shares were purchased under these programs.

In connection with our 2007 shareholders’ meeting held on April 24, 2008, our shareholders approved a stock repurchase program in an amount of up to Ps6.0 billion (nominal amount) to be implemented between April 2008 and April 2009. No shares were repurchased under this program.

In connection with our 2008, 2009 and 2010 shareholders’ meetings held on April 23, 2009, April 29, 2010, and February  24, 2011, respectively, no stock repurchase programs were submitted for the approval of our shareholders.

Item 16F - Change in Registrant’s Certifying Accountant

Not applicable.

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

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
between a company and a director, entities with which the director is associated or family members of the director.
303A.03

Non-management directors must meet at regularly executive sessions without management.	Under our bylaws and the Mexican Laws and Regulations, our non-management and independent directors are not required to meet in executive sessions. Our Board of Directors must meet at least once every three months.

303A.04

Listed companies must have a nominating/corporate governance committee composed of independent directors.	Under our bylaws and the Mexican Laws and Regulations, we are not required to have a nominating committee. We do not have such a committee.

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

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
including anonymous and confidential methods for addressing concerns raised by employees; assuring the execution of resolutions adopted at shareholders’ or board of directors’ meetings.

Our Board of Directors has determined that it has an “audit committee financial expert,” for purposes of the Sarbanes-Oxley Act of 2002, serving on its Audit Committee.

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

PART III

Item 17 - Financial Statements

Not applicable.

Item 18 - Financial Statements

See pages F-1 through F-82, incorporated herein by reference.

Item 19 - Exhibits

1.1	Amended and Restated By-laws of CEMEX, S.A.B. de C.V. (a)

2.1	Form of Trust Agreement between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs. (b)

2.2	Amendment Agreement to the Trust Agreement dated November 21, 2002, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs. (c)

2.3	Form of CPO Certificate. (b)

2.4	Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated August 10, 1999, among CEMEX, S.A.B. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares. (b)

2.4.1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto. (j)

2.4.2	Letter Agreement, dated October 12, 2007, by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs. (j)

2.4.3	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 4.875% Subordinated Convertible Notes due 2015 and the Depositary is to issue ADSs upon deposit of such CPOs. (j)

2.5	Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares. (b)

2.6	Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V. (b)

2.7	Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V. (b)

4.1	€250,000,000 and ¥19,308,000,000 Amended and Restated Term and Revolving Facilities Agreement, originally dated March 30, 2004, amended on October 10, 2006 and April 7, 2009, among CEMEX España, as borrower, Banco Bilbao Vizcaya Argentaria, S.A. and Société Générale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders. (i)

4.2	U.S.$700,000,000 Amended and Restated Credit Agreement, dated June 6, 2005, among CEMEX, S.A.B. de C.V., as borrower and CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., as guarantors, Barclays Bank PLC, as issuing bank and documentation agent, ING Bank N.V., as issuing bank, Barclays Capital, as joint bookrunner, and ING Capital LLC, as joint bookrunner and administrative agent. (g)

4.2.1	Amendment No. 1 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated June 21, 2006. (g)

4.2.2	Amendment and Waiver Agreement to U.S.$700,000,000 Amended and Restated Credit Agreement, dated December 1, 2006. (g)

4.2.3	Amendment No. 3 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated May 9, 2007. (g)

4.2.4	Amendment No. 4 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated December 19, 2008. (i)

4.2.5	Amendment No. 5 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated January 22, 2009. (i)

4.3	U.S.$2,300,000,000 Amended and Restated Term and Revolving Facilities Agreement, originally dated September 24, 2004, amended on November 8, 2004, February 25, 2005, July 7, 2005, June 30, 2006, December 18, 2008, for CEMEX España, S.A., as borrower, arranged by Citigroup Global Markets Limited and Goldman Sachs International with Citibank International PLC, as agent. (i)

4.7	U.S.$1,200,000,000 Term Credit Agreement, dated May 31, 2005, among CEMEX, S.A.B. de C.V., as borrower, CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., as guarantor, Barclays Bank PLC, as administrative agent, Barclays Capital, as joint lead arranger and joint bookrunner, and Citigroup Global Markets Inc., as documentation agent, joint lead arranger and joint bookrunner. (f)

4.7.1	Amendment No. 1 to U.S.$1,200,000,000 Term Credit Agreement, dated June 19, 2006. (g)

4.7.2	Amendment and Waiver Agreement to U.S.$1,200,000,000 Term Credit Agreement, dated November 30, 2006. (g)

4.7.3	Amendment No. 3 to U.S.$1,200,000,000 Term Credit Agreement, dated May 9, 2007. (g)

4.7.4	Amendment No. 4 to U.S.$1,200,000,000 Term Credit Agreement, dated December 19, 2008. (i)

4.7.5	Amendment No. 5 to U.S.$1,200,000,000 Term Credit Agreement, dated January 22, 2009. (i)

4.8	U.S.$700,000,000 Amended and Restated Term and Revolving Facilities Agreement, originally dated June 27, 2005, amended on June 22, 2006, November 30, 2006, December 19, 2008 and January 23, 2009, for New Sunward Holding B.V., as borrower, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and Empresas Tolteca De México, S.A. de C.V., as guarantors, arranged by Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas and Citigroup Global Markets Limited, as mandated lead arrangers and joint bookrunners, the several financial institutions named therein, as Lenders, and Citibank, N.A., as agent. (i)

4.9	Amended and Restated Limited Liability Company Agreement of CEMEX Southeast LLC, dated July 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)

4.9.1	Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of CEMEX Southeast LLC, dated September 1, 2005, among CEMEX Southeast LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)

4.10	Limited Liability Company Agreement of Ready Mix USA, LLC, dated July 1, 2005, among Ready Mix USA, LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)

4.10.1	Amendment No. 1 to Limited Liability Company Agreement of Ready Mix USA, LLC, dated September 1, 2005, among Ready Mix USA, LLC, CEMEX Southeast Holdings, LLC, Ready Mix USA, Inc. and CEMEX, Inc. (f)

4.11	Asset and Capital Contribution Agreement, dated July 1, 2005, among Ready Mix USA, Inc., CEMEX Southeast Holdings, LLC, and CEMEX Southeast LLC. (f)

4.12	Asset and Capital Contribution Agreement, dated July 1, 2005, among Ready Mix USA, Inc., CEMEX Southeast Holdings, LLC, and Ready Mix USA, LLC. (f)

4.13	Asset Purchase Agreement, dated September 1, 2005, between Ready Mix USA, LLC and RMC Mid-Atlantic, LLC. (f)

4.14	U.S.$1,200,000,000 Acquisition Facility Agreement, dated October 24, 2006, between CEMEX S.A.B. de C.V., as borrower, CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., as guarantors, and BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as agent. (g)

4.15	U.S.$6,000,000,000 Amended and Restated Acquisition Facilities Agreement, originally dated December 6, 2006, amended on January 27, 2007, December 19, 2008 and January 27, 2009, between CEMEX España, S.A., as borrower, Citigroup Global Markets Limited, The Royal Bank of Scotland PLC, and Banco Bilbao Vizcaya Argentaria, S.A. as mandated lead arrangers and joint bookrunners, as amended on December 21, 2006. (i)

4.16	Debenture Purchase Agreement, dated December 11, 2006, among C5 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX México, S.A. de C.V., New Sunward Holding B.V., New Sunward Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by C5 Capital (SPV) Limited of U.S.$350,000,000 aggregate principal amount of 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures. (g)

4.17	Debenture Purchase Agreement, dated December 11, 2006, among C10 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX México, S.A. de C.V., New Sunward Holding B.V., New Sunward Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by C10 Capital (SPV) Limited (CEMEX, S.A.B. de C.V.) of U.S.$900,000,000 aggregate principal amount of 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures. (g)

4.18	Note Indenture, Dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $350,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.18.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.18.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New

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

4.19	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.19.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $900,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.19.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 10 Capital (SPV) Limited and C10 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.20	Debenture Purchase Agreement, dated February 6, 2007, among C8 Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX México, S.A. de C.V., New Sunward Holding B.V., New Sunward Holding Financial Ventures B.V., and J.P. Morgan Securities Inc, as representative of the several initial institutional purchasers named therein, in connection with the issuance by C8 Capital (SPV) Limited of U.S.$750,000,000 aggregate principal amount of 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures. (g)

4.21	Note Indenture, dated as of February 12, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.21.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $750,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.21.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 8 Capital (SPV) Limited and 8 Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 Callable Perpetual

Dual-Currency Notes. (j)

4.22	Trust Deed, dated February 28, 2007, among CEMEX Finance Europe B.V., as issuer, and several institutional purchasers, relating to the issuance by CEMEX Finance Europe B.V. of €900,000,000 aggregate principal amount of 4.75% Notes due 2014. (g)

4.23	Bid Agreement, dated April 9, 2007, among CEMEX, S.A.B. de C.V., CEMEX Australia Pty Ltd and Rinker Group Limited. (g)

4.24	Debenture Purchase Agreement, dated May 3, 2007, among C10-EUR Capital (SPV) Limited, as issuer, CEMEX S.A.B. de C.V., CEMEX México, S.A. de C.V., New Sunward Holding B.V., New Sunward Holding Financial Ventures B.V., and the institutional purchasers named therein, in connection with the issuance by C10-EUR Capital (SPV) Limited of €730,000,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures. (g)

4.25	Note Indenture, dated as of May 9, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.25.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.25.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap C10-EUR Capital (SPV) Limited and C10-EUR Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes. (j)

4.26	U.S.$525,000,000 Senior Unsecured Maturity Loan “A” Agreement, dated December 31, 2008, among New Sunward Holding B.V. as borrower, CEMEX S.A.B. de C.V. and CEMEX México, S.A. de C.V., as guarantors, and a group of banks as lenders, HSBC Securities (USA) Inc., Banco Santander S.A. and The Royal Bank of Scotland Plc, as joint lead arrangers and Joint Bookrunners, and ING Capital LLC, as administrative agent. (i)

4.27.1	Amendment No. 1 to U.S.$525,000,000 Senior Unsecured Maturity Loan “A” Agreement, dated January 22, 2009. (i)

4.27.2	U.S.$525,000,000 Senior Unsecured Maturity Loan “B” Agreement, dated December 31, 2008, among New Sunward Holding B.V. as borrower, CEMEX S.A.B. de C.V. and CEMEX México, S.A. de C.V., as guarantors, and a group of banks as lenders, HSBC Securities (USA) Inc., Banco Santander S.A. and The Royal Bank of Scotland Plc, as joint lead arrangers and Joint Bookrunners, and ING Capital LLC, as administrative agent. (i)

4.27.3	Amendment No. 1 to U.S.$525,000,000 Senior Unsecured Maturity Loan “B” Agreement, dated January 22, 2009. (i)

4.28	Forward Transaction (CEMEX Shares) Confirmation, Forward Transaction (NAFTRAC Shares) and Put Option Transaction Confirmation, with Credit Support Annex, each dated April 23, 2008, between Citibank, N.A. and a Mexican trust established by CEMEX on behalf of CEMEX’s Mexican pension fund and certain of CEMEX’s directors and current and former employees. (h)

4.29	Structured Transaction, dated June 2008, comprised of: (i) U.S.$500 million Credit Agreement, dated June 25, 2008, among CEMEX, S.A.B. de C.V., as borrower, CEMEX México S.A. de C.V, as guarantor, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, as lender; (ii) U.S.$500 million aggregate notional amount of Put Spread Option Confirmations, dated June 3, 2008 and June 5, 2008, between Centro Distribuidor de Cemento, S.A. de C.V. and Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander; and (iii) Framework Agreement, dated June 25, 2008, by and among CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V, Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch. (h)

4.30.1	Amendment No. 1 to U.S.$500 million Credit Agreement, dated December 18, 2008. (i)

4.30.2	Amendment No. 2 to U.S.$500 million Credit Agreement, dated January 22, 2009. (i)

4.31	U.S.$437,500,000.00 and Ps4,773,282,950.00 Credit Agreement, dated January 27, 2009 among CEMEX, S.A.B. de C.V., as borrower, CEMEX México, S.A. de C.V. and CEMEX Concretos, S.A. de C.V., as guarantors, and a group of banks, as lenders, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as administrative agent, and BBVA Bancomer, S.A., Institución De Banca Múltiple, Grupo Financiero BBVA Bancomer, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Santander Investment Securities Inc., and The Royal Bank of Scotland PLC, each a joint arranger and joint bookrunner. (i)

4.32	U.S.$617,500,000 and €587,500,000 Facilities Agreement dated January 27, 2009, and among CEMEX España, S.A., as the obligors and original guarantors; Banco Santander, S.A. and The Royal Bank of Scotland PLC, as coordinators, financial institutions, as lenders; and The Royal Bank of Scotland PLC, as agent. (i)

4.33	Financing Agreement for CEMEX, S.A.B. de C.V., dated August 14, 2009, with the financial institutions and noteholders named therein as Participating Creditors and Citibank International plc acting as Administrative Agent and Wilmington Trust (London) Limited acting as Security Agent. (j)

4.33.1	Amendment Agreement, dated December 1, 2009, between CEMEX, S.A.B. de C.V. acting for itself and as agent on behalf of each Obligor and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, related to the Financing Agreement, dated August 14, 2009. (j)

4.33.2	Amendment Agreement, dated March 18, 2010, between CEMEX, S.A.B. de C.V. acting for itself and as agent on behalf of each Obligor and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, related to the Financing Agreement, dated August 14, 2009. (j)

4.33.3	Amendment Agreement, dated October 25, 2010, between CEMEX, S.A.B. de C.V. acting for itself and as agent on behalf of each Obligor and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, related to the Financing Agreement, dated August 14, 2009. (k)

4.33.4	Amendment Agreement, dated April 13, 2011, between CEMEX, S.A.B. de C.V. acting for itself and as agent on behalf of each Obligor and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, related to the Financing Agreement, dated August 14, 2009. (k)

4.33.5	Amended and Restated Financing Agreement for CEMEX, S.A.B. de C.V., dated August 14, 2009, with the financial institutions and noteholders named therein as Participating Creditors and Citibank International plc acting as Administrative Agent and Wilmington Trust (London) Limited acting as Security Agent. (k)

4.34	Omnibus Amendment and Waiver Agreement, dated August 14, 2009, by and among CEMEX, S.A.B. de C.V., New Sunward Holding B.V. CEMEX Materials, LLC, as borrowers, CEMEX México, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., CEMEX España, S.A. as guarantors, the financial institutions listed therein in their capacities as lenders under certain Existing Agreements (as defined therein) and the financial institutions listed in therein in their capacity as administrative agents under certain Existing Agreements. (j)

4.35	Intercreditor Agreement, dated August 14, 2009, by and among Citibank International plc as Administrative Agent, The Participating Creditors (as named therein), CEMEX, S.A.B. de C.V. and certain of its subsidiaries as Original Borrowers, Original Guarantors and Original Security Providers, and Wilmington Trust (London) Limited acting as Security Agent and others. (j)

4.35.1

Conformed copy of the Intercreditor Agreement dated August 14, 2009 incorporating amendments agreed on December 1, 2009 between CEMEX S.A.B. de C.V. acting for itself and as agent for each Obligor, and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, and Wilmington Trust (London) Limited acting as Security Agent. (j)

4.35.2

Conformed copy of the Intercreditor Agreement dated August 14, 2009 incorporating amendments agreed on December 1, 2009 and October 25, 2010 between CEMEX S.A.B. de C.V. acting for itself and as agent for each Obligor, and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, and Wilmington Trust (London) Limited acting as Security Agent. (k)

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

4.41.1	Accession Letter, dated December 14, 2009, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX México, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited, relating to CEMEX Finance LLC’s U.S.$1,250,000,000 of 9.50% senior secured notes due December 14, 2016, and €350,000,000 of 9.625% senior secured notes due December 14, 2017, guaranteed by CEMEX SAB, CEMEX México, Tolteca, CEMEX Concretos, S.A. de C.V., CEMEX España, S.A., CEMEX Corp. and New Sunward Holding B.V. (j)

4.41.2	Accession Letter, dated January 19, 2010, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX México, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited, relating to CEMEX Finance LLC’s U.S.$500,000,000 of 9.50% senior secured notes due December 14, 2016, guaranteed by CEMEX SAB, CEMEX México, Tolteca, CEMEX Concretos, S.A. de C.V., CEMEX España, S.A., CEMEX Corp. and New Sunward Holding B.V. (j)

4.41.3	Accession Letter, dated May 12, 2010, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX México, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited, relating to CEMEX España, S.A., acting through its Luxembourg Branch’s, U.S.$1,067,665,000 of 9.25% senior secured notes due 2020, and €115,346,000 of 8.875% senior secured notes due 2017. (j)

4.41.4	Accession Letter, dated January 11, 2011, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX México, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited, relating to the issuance by CEMEX of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018. (k)

4.41.5	Accession Letter, dated March 4, 2011, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX México, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited relating to the private placement offer to exchange €119,350,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C-10 EUR Capital (SPV) Limited for an additional U.S.$125,331,000 aggregate principal amount of the Company’s 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 to be issued under the Indenture, dated as of May 12, 2010. (k)

4.41.6	Accession Letter, dated April 5, 2011, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX México, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited relating to the issuance by CEMEX of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015. (k)

4.42	Underwriting Agreement, dated September 22, 2009, by and among CEMEX, S.A.B. de C.V. and J.P. Morgan Securities Inc, Citigroup Global Markets Inc., and Santander Investment Securities, as Representatives of the several Underwriters listed in Schedule 1 thereto, relating to CEMEX, S.A.B. de C.V.’s 975,000,000 CPOs. (j)

4.43	Underwriting Agreement, dated September 22, 2009, by and among Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a company of Grupo Financiero Banamex,, J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero, Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander, Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, and HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC , CEMEX, S.A.B. de C.V., Centro Distribuidor de Cemento, S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V. and Petrocemex, S.A. de C.V, relating to CEMEX, S.A.B. de C.V.’s 1,495,000,000 CPOs. (j)

4.44	Share Pledge Agreement, dated September 29, 2009, by and among New Sunward Holding B.V., CEMEX, S.A.B. de C.V., Sunward Acquisitions N.V. as Pledgors, Wilmington Trust (London) Limited, as Security Agent and the Secured Parties concerning the shares of CEMEX España, S.A. (j)

4.44.1	Accession Deed, dated December 2, 2009, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of U.S.$1,250,000,000 9.5% Senior Secured Notes due 2016. (j)

4.44.2	Accession Deed, dated December 14, 2009, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of €350,000,000 9.625% Senior Secured Notes due 2017. (j)

4.44.3	Accession Deed, dated January 19, 2010, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of U.S.$500,000,000 9.50% Senior Secured Notes due 2016. (j)

4.44.4	Accession Deed, dated May 12, 2010, concerning the shares of CEMEX España, S.A., issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., relating to the issuance of U.S.$1,067,665,000 aggregate principal amount of 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and €115,346,000 aggregate principal amount of the 8.875% Euro-Denominated Senior Secured Notes due 2017. (j)

4.44.5	Extension and Creation of Share Pledge Agreement, dated December 23, 2010 by among New Sunward Holding B.V., CEMEX, S.A.B. de C.V., Sunward Acquisitions N.V. as Pledgors, Wilmington Trust (London) Limited, as Security Agent and the Secured Parties concerning the shares of CEMEX España, S.A. (k)

4.44.6	Accession Deed, dated January 11, 2011, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018. (k)

4.44.7	Accession Deed, dated March 4, 2011, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the private placement offer to exchange €119,350,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C-10 EUR Capital (SPV) Limited for an additional U.S.$125,331,000 aggregate principal amount of the Company’s 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 to be issued under the Indenture, dated as of May 12, 2010. (k)

4.44.8	Accession Deed, dated April 5, 2011, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015. (k)

4.45	Underwriting Agreement (Contrato de Colocación), dated as of December 3, 2009, by and among CEMEX, S.A.B. de C.V. as issuer, Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander, HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC, Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex, Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA, as underwriters in connection with the issuance by CEMEX, S.A.B. de C.V. of Mandatory Convertible Bonds. (j)

4.46	Purchase Agreement, dated December 9, 2009, between CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and several institutional purchasers named therein, in connection with the issuance by CEMEX Finance LLC of U.S.$1,250,000,000 9.5% Senior Secured Notes due 2016. (j)

4.47	Purchase Agreement, dated December 9, 2009, between CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and several institutional purchasers named therein, in connection with the issuance by CEMEX Finance LLC of €350,000,000 9.625% Senior Secured Notes Due 2017. (j)

4.48	Indenture dated December 10, 2009, by and among CEMEX, S.A.B. de C.V., as issuer, Banco Mercantil de Norte Sociedad Anonima, Institución de Banca Múltiple, Grupo Financiero Banorte, as common representative and calculation agent in connection with the issuance by CEMEX, S.A.B. de C.V., of Mandatory Convertible Bonds. (j)

4.49	Indenture, dated December 14, 2009, among CEMEX Finance LLC, the Note Guarantors party thereto and the Bank of New York Melon, as Trustee relating to the issuance by CEMEX Finance LLC of €350,000,000 9.625% Senior Secured Notes Due 2017. (j)

4.50	Indenture, dated December 14, 2009, among CEMEX Finance LLC, the Note Guarantors party thereto and the Bank of New York Melon, as Trustee relating to the issuance by CEMEX Finance LLC of U.S.$1,250,000,000 9.5% Senior Secured Notes due 2016. (j)

4.50.1	Supplemental Indenture No. 1, dated January 19, 2010, among CEMEX Finance LLC, the Note Guarantors party thereto, and The Bank of New York Mellon, as trustee relating to the issuance by CEMEX Finance LLC of U.S.$500,000,000 9.5% Senior Secured Notes due 2016. (j)

4.51	Purchase Agreement, dated January 13, 2010, among CEMEX Finance LLC, as issuer, and several institutional purchasers named therein, in connection with the issuance by CEMEX Finance LLC of U.S.$500,000,000 9.50% Senior Secured Notes due 2016. (j)

4.52	Purchase Agreement, dated March 24, 2010, among CEMEX, S.A.B. de C.V. as issuer, and several institutional purchasers named therein, in connection with the issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 4.875% Convertible Subordinated Notes due 2015. (j)

4.53	Master Terms and Conditions Agreement, dated March 24, 2010, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015. (j)

4.55	Security Agreement, dated March 30, 2010, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V. relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015. (j)

4.56	Collateral Agreement, dated March 30, 2010, among Citibank, N.A., CEMEX, S.A.B. de C.V. and Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(j)

4.57	Amended and Restated Dealer Manager Agreement, dated May 6, 2010, among CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., New Sunward Holding B.V., New Sunward Holding Financial Ventures, B.V., CEMEX España acting through its Luxembourg branch, J.P. Morgan Securities Inc., J.P. Morgan Securities Ltd., Citigroup Global Markets Inc, Citigroup Global Markets Ltd., C5 Capital (SPV) Ltd., C8 Capital (SPV) Ltd., C10 Capital (SPV) Ltd., and C-10 Capital (SPV) Ltd. (collectively, the Capital SPVs) in connection with the offers to exchange any and all of the outstanding fixed-to-floating rate callable perpetual debentures, issued by the Capital SPVs, for 9.25% U.S. Dollar-denominated senior secured notes due 2020, in the case of the USD Exchange Offers and 8.875% Euro-denominated senior secured notes due 2017, issued by CEMEX España, S.A., acting through its Luxembourg branch. (j)

4.58	Indenture, dated May 12, 2010, among CEMEX España acting through its Luxembourg branch, as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, with respect to the issuance of U.S.$1,067,665,000 aggregate principal amount of 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and €115,346,000 aggregate principal amount of the 8.875% Euro-Denominated Senior Secured Notes Due 2017. (j)

4.59	Purchase Agreement, dated January 4, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and several institutional purchasers named therein, in connection with the issuance by CEMEX S.A.B. de C.V. of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018. (k)

4.60	Indenture, dated January 11, 2011, among CEMEX, S.A.B. de C.V., the Note Guarantors party thereto and the Bank of New York Melon, as Trustee relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018. (k)

4.61	Purchase Agreement, dated March 9, 2011, among CEMEX, S.A.B. de C.V. as issuer, and several institutional purchasers named therein, in connection with the issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016. (k)

4.62	Purchase Agreement, dated March 9, 2011, among CEMEX, S.A.B. de C.V. as issuer, and several institutional purchasers named therein, in connection with the issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018. (k)

4.63	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016. (k)

4.64	Master Terms and Conditions Agreement, dated March 9, 2011, by and between JPMorgan Chase Bank, National Association, London Branch and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016. (k)

4.65	Master Terms and Conditions Agreement, dated March 9, 2011, by and between BNP Paribas and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018. (k)

4.66	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Bank of America, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018. (k)

4.67	Master Terms and Conditions Agreement, dated March 9, 2011, by and between The Royal Bank of Scotland plc and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016. (k)

4.68	Master Terms and Conditions Agreement, dated March 9, 2011, by and between HSBC Bank USA, National Association and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016. (k)

4.69	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Banco Santander, S.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018. (k)

4.70	Purchase Agreement, dated March 29, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and several institutional purchasers named therein, in connection with the issuance by CEMEX S.A.B. de C.V. of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015. (k)

4.71	Indenture, dated April 5, 2011, among CEMEX, S.A.B. de C.V., the Note Guarantors party thereto and the Bank of New York Melon, as Trustee relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015. (k)

8.1	List of subsidiaries of CEMEX, S.A.B. de C.V. (k)

12.1	Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (k)

12.2	Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (k)

13.1	Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (k)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this Annual Report on Form 20-F. (k)

(a)	Incorporated by reference to Form 6-K of CEMEX, S.A.B. de C.V., filed with the Securities and Exchange Commission on March 3, 2011.
(b)	Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the Securities and Exchange Commission on August 10, 1999.
(c)	Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on April 8, 2003.
(d)	Incorporated by reference to the 2003 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on May 11, 2004.
(e)	Incorporated by reference to the 2004 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on May 27, 2005.
(f)	Incorporated by reference to the 2005 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on June 8, 2006.
(g)	Incorporated by reference to the 2006 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on June 27, 2007.
(h)	Incorporated by reference to the 2007 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on June 30, 2008.
(i)	Incorporated by reference to the 2008 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on June 30, 2009.
(j)	Incorporated by reference to the 2009 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the Securities and Exchange Commission on June 30, 2010.
(k)	Filed herewith.

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

Date: June 16, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations, the changes in their stockholders’ equity, and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 24 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CEMEX, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 23, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cárdenas Dosal, S.C.

/s/ Celin Zorrilla Rizo

Monterrey, N.L., Mexico

May 23, 2011

INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CEMEX, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, CEMEX, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Mexico, the consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated May 23, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

/s/ Celin Zorrilla Rizo

Monterrey, N.L. Mexico

May 23, 2011

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Note	2010		2009
ASSETS
CURRENT ASSETS
Cash and investments	4	Ps	8,354	14,104
Trade receivables less allowance for doubtful accounts	5		12,193	13,383
Other accounts receivable	6		16,124	9,340
Inventories, net	7		15,544	17,191
Other current assets	8		2,352	2,752

Total current assets			54,567	56,770

NON-CURRENT ASSETS
Investments in associates	9A		8,261	10,895
Other investments and non-current accounts receivable	9B		14,914	21,249
Property, machinery and equipment, net	10		231,458	258,863
Goodwill, intangible assets and deferred charges, net	11		205,897	234,509

Total non-current assets			460,530	525,516

TOTAL ASSETS		Ps	515,097	582,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	12A	Ps	5,637	7,393
Other financial obligations	12A		115	375
Trade payables			18,686	18,194
Other accounts payable and accrued expenses	13		30,681	23,251

Total current liabilities			55,119	49,213

NON-CURRENT LIABILITIES
Long-term debt	12A		197,181	203,751
Other financial obligations	12A		1,887	1,715
Employee benefits	14		7,583	7,458
Deferred income taxes	15B		17,147	32,642
Other non-current liabilities	13		22,480	29,937

Total non-current liabilities			246,278	275,503

TOTAL LIABILITIES			301,397	324,716

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	16A		108,722	102,924
Other equity reserves	16B		22,180	28,484
Retained earnings	16C		79,790	81,056
Net (loss) income			(16,516)	1,409

Total controlling interest			194,176	213,873
Non-controlling interest and perpetual debentures	16D		19,524	43,697

TOTAL STOCKHOLDERS’ EQUITY			213,700	257,570

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	515,097	582,286

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for earnings (loss) per share)

		Years ended December 31,
	Note	2010		2009	2008
Net sales	2P	Ps	178,260	197,801	225,665
Cost of sales	2Q		(128,307)	(139,672)	(153,965)

Gross profit			49,953	58,129	71,700
Administrative and selling expenses			(25,871)	(28,611)	(32,262)
Distribution expenses			(13,239)	(13,678)	(13,350)

Total operating expenses	2Q		(39,110)	(42,289)	(45,612)

Operating income			10,843	15,840	26,088
Other expenses, net	2S		(6,672)	(5,529)	(21,403)

Operating income after other expenses, net			4,171	10,311	4,685
Comprehensive financing result:
Financial expense	12		(16,302)	(13,513)	(10,199)
Financial income			439	385	513
Results from financial instruments	12		(956)	(2,127)	(15,172)
Foreign exchange results			926	(266)	(3,886)
Monetary position result	2R		266	415	418

Comprehensive financing result			(15,627)	(15,106)	(28,326)
Equity in income of associates			(524)	154	869

Loss before income tax			(11,980)	(4,641)	(22,772)
Income tax	15		(4,509)	10,566	22,998

Income (loss) before discontinued operations			(16,489)	5,925	226
Discontinued operations	3B		—	(4,276)	2,097

Consolidated net income (loss)			(16,489)	1,649	2,323
Non-controlling interest net income			27	240	45

CONTROLLING INTEREST NET INCOME (LOSS)		Ps	(16,516)	1,409	2,278

BASIC EARNINGS (LOSS) PER SHARE OF CONTINUING OPERATIONS	18	Ps	(0.55)	0.21	0.01
Basic earnings (loss) per share of discontinued operations	18	Ps	—	(0.16)	0.08
DILUTED EARNINGS (LOSS) PER SHARE OF CONTINUING OPERATIONS	18	Ps	—	0.21	0.01
Diluted earnings (loss) per share of discontinued operations	18	Ps	—	(0.16)	0.08

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2010		2009	2008
OPERATING ACTIVITIES
Consolidated net income (loss)		Ps	(16,489)	1,649	2,323
Discontinued operations			—	(4,276)	2,097

Net income (loss) from continuing operations			(16,489)	5,925	226
Non-cash items:
Depreciation and amortization of assets	10 and 11		18,474	20,313	19,699
Impairment losses	2S		1,904	889	21,125
Equity in income (loss) of associates	9A		524	(154)	(869)
Other expenses (income), net			1,499	9,015	(4,728)
Comprehensive financing result			15,627	15,106	28,326
Income taxes	15		4,509	(10,566)	(22,998)
Changes in working capital, excluding income taxes			100	(2,599)	1,299

Net cash flows provided by continuing operations before income taxes			26,148	37,929	42,080
Income taxes paid in cash			(4,310)	(4,201)	(3,625)

Net cash flows provided by continuing operations			21,838	33,728	38,455
Net cash flows provided by discontinued operations			—	1,023	2,817

Net cash flows provided by operating activities			21,838	34,751	41,272

INVESTING ACTIVITIES
Property, machinery and equipment, net	10		(4,726)	(6,655)	(20,511)
Disposal of subsidiaries and associates, net	9 and 11		1,172	21,115	10,845
Intangible assets and other deferred charges	11		117	(8,440)	(1,975)
Long term assets and others, net			1,575	186	(1,622)

Net cash flows (used in) provided by investing activities of continuing operations			(1,862)	6,206	(13,263)
Net cash flows used in investing activities of discontinued operations			—	(491)	(1,367)

Net cash flows (used in) provided by investing activities			(1,862)	5,715	(14,630)

FINANCING ACTIVITIES
Issuance of common stock	16A		5	23,953	—
Financial expense paid in cash including coupons on perpetual debentures	16D		(14,968)	(14,607)	(11,784)
Derivative instruments			69	(8,513)	(9,909)
Dividends paid	16A		—	—	(215)
Repayment of debt, net	12A		(9,615)	(35,812)	(3,611)
Non-current liabilities, net			122	(2,795)	1,471

Net cash flows used in financing activities of continuing operations			(24,387)	(37,774)	(24,048)
Net cash flows provided by financing activities of discontinued operations			—	628	359

Net cash flows used in financing activities			(24,387)	(37,146)	(23,689)

Increase (decrease) in cash and investments of continuing operations			(4,411)	2,160	1,144
Increase in cash and investments of discontinued operations			—	1,160	1,809
Cash conversion effect, net			(1,339)	(2,116)	1,277
Cash and investments at beginning of year			14,104	12,900	8,670

CASH AND INVESTMENTS AT END OF YEAR	4	Ps	8,354	14,104	12,900

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	477	3,530	3,897
Other accounts receivable and other assets			(2,666)	510	825
Inventories			396	3,911	(630)
Trade payables			1,599	(2,422)	(2,931)
Other accounts payable and accrued expenses			294	(8,128)	138

Changes in working capital, excluding income taxes		Ps	100	(2,599)	1,299

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY) AND CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statement of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note	Common stock		Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balance at December 31, 2007		Ps	4,115	63,379	(104,574)	200,248	163,168	40,985	204,153
Currency translation of foreign subsidiaries	16B		—	—	30,987	—	30,987	—	30,987
Hedge derivative financial instruments	12		—	—	(297)	—	(297)	—	(297)
Deferred income tax recognized directly in equity	15		—	—	558	—	558	—	558
Net income			—	—	—	2,278	2,278	45	2,323

Comprehensive income for the period			—	—	31,248	2,278	33,526	45	33,571
Adoption of new Mexican Financial Reporting Standards			—	—	104,640	(107,843)	(3,203)	—	(3,203)
Dividends (0.29 pesos per share)	16A		—	—	—	(7,009)	(7,009)	—	(7,009)
Issuance of common stock	16A		2	6,792	—	—	6,794	—	6,794
Treasury shares owned by subsidiaries	16		—	—	12	—	12	—	12
Issuance and effects of perpetual debentures	16D		—	—	(2,596)	—	(2,596)	8,025	5,429
Changes in non-controlling interest	16D		—	—	—	—	—	(2,480)	(2,480)

Balance at December 31, 2008			4,117	70,171	28,730	87,674	190,692	46,575	237,267
Currency translation of foreign subsidiaries	16B		—	—	(904)	—	(904)	—	(904)
Hedge derivative financial instruments	12		—	—	450	—	450	—	450
Deferred income tax recognized directly in equity	15		—	—	941	—	941	—	941
Net income			—	—	—	1,409	1,409	240	1,649

Comprehensive income for the period			—	—	487	1,409	1,896	240	2,136
Adoption of new Mexican Financial Reporting Standards			—	—	—	(2,245)	(2,245)	—	(2,245)
Capitalization of retained earnings	16A		3	4,370	—	(4,373)	—	—	—
Issuance of common stock	16A		7	14,633	—	—	14,640	—	14,640
Treasury shares owned by subsidiaries	16		—	9,623	—	—	9,623	—	9,623
Issuance and effects of convertible securities	16B		—	—	1,971	—	1,971	—	1,971
Issuance and effects of perpetual debentures	16D		—	—	(2,704)	—	(2,704)	(1,636)	(4,340)
Changes in non-controlling interest	16D		—	—	—	—	—	(1,482)	(1,482)

Balance at December 31, 2009			4,127	98,797	28,484	82,465	213,873	43,697	257,570
Currency translation of foreign subsidiaries	16B		—	—	(12,050)	—	(12,050)	—	(12,050)
Deferred income tax recognized directly in equity	15		—	—	737	—	737	—	737
Net loss			—	—	—	(16,516)	(16,516)	27	(16,489)

Comprehensive loss for the period			—	—	(11,313)	(16,516)	(27,829)	27	(27,802)
Adoption of new Mexican Financial Reporting Standards			—	—	—	2,806	2,806	—	2,806
Capitalization of retained earnings	16A		5	5,476	—	(5,481)	—	—	—
Issuance of common stock	16A		—	317	—	—	317	—	317
Issuance and effects of convertible securities	16B		—	—	1,232	—	1,232	—	1,232
Issuance and effects of perpetual debentures	16D		—	—	3,777	—	3,777	(23,549)	(19,772)
Changes in non-controlling interest	16D		—	—	—	—	—	(651)	(651)

Balance at December 31, 2010		Ps	4,132	104,590	22,180	63,274	194,176	19,524	213,700

The accompanying notes are part of these consolidated and Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a Mexican corporation, a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States (“Mexico”).

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

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of Parent Company only and consolidated financial statements was authorized by the Company’s management on January 27, 2011, and they were approved at the February 24, 2011 stockholders’ meeting.

2.	SIGNIFICANT ACCOUNTING POLICIES

A)	BASIS OF PRESENTATION AND DISCLOSURE

The financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), which recognized the effects of inflation on the financial information until December 31, 2007.

Definition of terms

When reference is made to pesos or “Ps,” it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share,” the amounts in the financial statements and the accompanying notes are stated in millions of pesos. When reference is made to “US$” or dollars, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or pounds, it means millions of British pounds sterling. When reference is made to “€” or euros, it means millions of the currency in circulation in a significant number of European Union (“EU”) countries.

When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a translation into dollars, into pesos, or both, as applicable. These translations are provided as informative data and should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent that those peso or dollar amounts could be converted into pesos or dollars at the rate indicated. The translation procedures used are detailed as follows:

•

In 2010, 2009 and 2008, translations of pesos into dollars, and dollars into pesos, were determined using the closing exchange rates of Ps12.36 per dollar, Ps13.09 per dollar and Ps13.74 per dollar for balance sheet amounts, respectively, and using the average exchange rates of Ps12.67 per dollar, Ps13.60 per dollar and Ps11.21 per dollar for the statements of operations amounts for 2010, 2009 and 2008, respectively.

•

When the amounts between parentheses are the peso and the dollar, it means the disclosed amounts were originated in other currencies. Such amounts were determined by translating the foreign currency figures into dollars using the respective closing exchange rates at year-end, and then translated into pesos using the closing exchange rates of Ps12.36 per dollar in 2010, Ps13.09 per dollar in 2009 and Ps13.74 per dollar in 2008.

Inflationary accounting

Beginning on January 1, 2008, pursuant to MFRS B-10, “Inflation Effects” (“MFRS B-10”), the financial statements subject to restatement are those related to an entity whose functional currency corresponds to a country in which the cumulative inflation rate over the preceding three years equals or exceeds 26% (i.e., a high-inflation environment). Designation takes place at the end of each year, and inflation restatement is applied prospectively. In 2010, CEMEX restated the financial statements of its subsidiaries in Egypt, Nicaragua and Costa Rica; in 2009, the financial statements of its subsidiaries in Egypt, Nicaragua, Latvia and Costa Rica; and in 2008, the financial statements of its subsidiaries in Costa Rica and Venezuela.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The amounts in the statements of operations, the statements of cash flows and the statement of changes in stockholders’ equity are presented in nominal pesos. The restatement adjustments as of December 31, 2007, the date the inflationary accounting was discontinued, are part of the carrying amounts. When moving back from a low-inflation to a high-inflation environment, the initial restatement factor should consider the cumulative inflation since the last time in which inflationary accounting was applied.

Upon adoption of MFRS B-10 on January 1, 2008, the accumulated result for holding non-monetary assets as of December 31, 2007 included in “Other equity reserves” (note 16B) was reclassified to “Retained earnings,” representing a decrease in this caption on such date of approximately Ps97,722.

Statements of cash flows

The statements of cash flows present cash inflows and outflows in nominal currency, and exclude inflation effects and unrealized foreign exchange effects. The statements of cash flows for the years ended December 31, 2009 and 2008 consider the classification of CEMEX’s operations in Australia as discontinued operations.

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash: a) in 2010, the effects of the exchange of a portion of CEMEX’s perpetual debentures into notes maturing in 2020 for US$1,067 and notes maturing in 2017 for €115 (note 12A), which represented a net increase in debt of Ps15,437, a reduction in equity’s non-controlling interest of Ps20,838 and an increase in equity’s controlling interest of Ps5,401; meanwhile, in 2009, the effects of the exchange of promissory notes issued in Mexico (“Certificados Bursátiles” or “CBs”) into mandatorily convertible securities (note 12A), which represented a reduction in debt of Ps4,007, an increase in other financial obligations of Ps2,036 and an increase in stockholders’ equity of Ps1,971 (net of issuance expenses); b) in 2010, 2009 and 2008, the increase in stockholders’ equity associated with the capitalization of retained earnings for Ps5,481, Ps4,373 and Ps6,794, respectively (note 16A); c) in 2010 and 2009, the increase in stockholders’ equity associated with CPOs issued as part of the executive stock-based compensation for Ps312 and Ps163, respectively (note 16A); and d) in 2010 and 2009, a decrease of Ps2,911 and an increase of Ps2,245, respectively, in taxes payable as a result of the Mexican tax reform of 2009, which were recognized against retained earnings (notes 15A and 16B).

Migration to International Financial Reporting Standards

In November 2008, the Mexican National Banking and Securities Commission (“CNBV”) published regulations requiring registrants whose shares are traded on the MSE to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) no later than January 1, 2012. Earlier adoption was allowed following certain requirements published by the CNBV.

On August 31, 2010, MFRS Interpretation 19 was issued by CINIF requiring disclosure by companies in process of adoption of IFRS of any obligation and/or decision to adopt IFRS, the expected date of adoption of IFRS and the estimated impact of the adoption on the financial statements. The interpretation is effective for all financial statements issued on or after September 30, 2010.

CEMEX will adopt IFRS, as issued and interpreted by the IASB, beginning on January 1, 2012. In order to comply with the requirements of the CNBV, CEMEX has gathered the necessary resources required in the IFRS conversion effort and is in the process of identifying and measuring the necessary adjustments. As of December 31, 2010, the migration process to IFRS is in progress and CEMEX cannot estimate the effects on its consolidated financial statements.

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

Investments in associates are accounted for by the equity method when CEMEX has significant influence, which is generally presumed with an equity interest between 10% and 50% in public companies, and between 25% and 50% in non-public companies, unless it is proven in each specific case that CEMEX has significant influence with a lower percentage. The equity method reflects, in the financial statements, the investment’s original cost and the proportional interest of the holding company in the associate’s equity and earnings after acquisition, considering the effects of inflation, if applicable.

Under MFRS B-8, “Consolidated or Combined Financial Statements,” beginning in 2009, the financial statements of joint ventures, which are those entities in which CEMEX and other third-party investors have agreed to exercise joint control, are recognized under the equity method. Until December 31, 2008, financial statements of such joint ventures were consolidated through the proportional integration method, considering CEMEX’s interest in the results of operations, assets and liabilities of such entities, based on International Accounting Standard No. 31, “Interest in Joint Ventures.” No significant effects resulted from the adoption of MFRS B-8 in 2009, considering that CEMEX sold its joint venture investments in Spain in 2008 (note 11A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

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

Transactions denominated in foreign currencies are recorded at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into pesos at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness directly related to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency that are of a long-term investment nature. These fluctuations are recorded against stockholders’ equity, as part of the foreign currency translation adjustment of foreign subsidiaries (note 16B).

The financial statements of foreign subsidiaries, which are determined using the functional currency applicable in each country, are translated to pesos at the closing exchange rate for balance sheet accounts and at the average exchange rates of each month for income statement accounts. The corresponding translation adjustment is included within “Other equity reserves” in the balance sheet. The closing exchange rates and the approximate average exchange rates for balance sheet accounts and income statement accounts, respectively, in 2010, 2009 and 2008, were as follows:

	2010		2009		2008
Currency	Closing	Average	Closing	Average	Closing	Average
United States Dollar	12.3600	12.6700	13.0900	13.6000	13.7400	11.2100
Euro	16.4822	16.7106	18.7402	18.9186	19.2060	16.4394
British Pound Sterling	19.2854	19.5404	21.1436	21.2442	20.0496	20.4413
Colombian Peso	0.0065	0.0067	0.0064	0.0062	0.0061	0.0056
Egyptian Pound	2.1285	2.2410	2.3823	2.4483	2.4889	2.0578
Philippine Peso	0.2819	0.2813	0.2833	0.2845	0.2891	0.2509

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

E)	CASH AND INVESTMENTS (note 4)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by short-term investments of high liquidity, which are easily convertible into cash, and which are not subject to significant risks for changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. Those fixed-income investments are recorded at cost plus accrued interest. Other investments which are easily convertible into cash are recorded at market value. Gains or losses resulting from changes in market values and accrued interest are included as part of the Comprehensive Financing Result.

Beginning on January 1, 2010, based on new MFRS C-1, “Cash and Cash Equivalents,” restricted amounts of cash and investments, comprised by deposits in margin accounts with suppliers and financial institutions that guarantee CEMEX obligations under commercial transactions as well as those associated with derivative financial instruments, to the extent that the restriction will be lifted in less than three months at the balance sheet date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts are offset against the liabilities that CEMEX has with its counterparties.

F)	INVENTORIES (note 7)

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

G)	OTHER INVESTMENTS AND NON-CURRENT RECEIVABLES (note 9B)

Other investments and non-current accounts receivable include CEMEX’s collection rights with respect to investments with maturities of more than twelve months as of the balance sheet date. Non-current assets resulting from the valuation of derivative financial instruments, as well as investments in private funds and other investments which are recognized at their estimated fair value as of the balance sheet date, and their changes in valuation are included in the statements of operations as part of the Comprehensive Financing Result.

Beginning on January 1, 2010, in accordance with MFRS C-3 “Accounts Receivable,” long-term accounts receivable are initially recognized at fair value. Subsequent changes in valuation are recognized in the Comprehensive Financing Result. The adoption of MFRS C-3, as of January 1, 2010, generated a reduction of approximately Ps146 in long-term accounts receivable, an increase in deferred tax assets of approximately Ps41 and a reduction in retained earnings of approximately Ps105.

H)	PROPERTY, MACHINERY AND EQUIPMENT (note 10)

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

Years
Administrative buildings	35
Industrial buildings	34
Machinery and equipment in plant	21
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	9

During 2010, 2009 and 2008, CEMEX capitalized, as part of the historical cost of fixed assets, the Comprehensive Financing Result, which includes interest expense, and, when inflationary accounting is applied during periods of high inflation, the monetary position result, arising from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Other costs, including periodic maintenance on fixed assets, are expensed as incurred.

I)	BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 11)

In accordance with MFRS B-7, “Business Combinations,” CEMEX applies the purchase method as the sole recognition alternative through the allocation of the purchase price to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price is recognized as goodwill, which is not amortized and is subject to periodic impairment tests (note 2J). If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed, within the twelve-month period after purchase.

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

Direct costs incurred in debt issuances or borrowings are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create new products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2010, 2009 and 2008, total combined expenses of these departments were approximately Ps519 (US$41), Ps408 (US$30) and Ps348 (US$31), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

J)	IMPAIRMENT OF LONG LIVED ASSETS (notes 10 and 11)

Property, machinery and equipment, intangible assets of definite life and other investments

According to MFRS C-15, “Impairment and disposal of long-lived assets” (“MFRS C-15”), property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in the operating environment in which CEMEX operates, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered, in which case an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss results from the excess of the carrying amount over the net present value of estimated cash flows related to such assets.

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

The geographic segments reported by CEMEX (note 3A), each integrated by multiple cash generating units, also represent the reporting units for purposes of testing goodwill for impairment, considering that: a) the operating components that comprise the reported segment have similar economic characteristics; b) the reported segments are the level used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components.

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

K)	FINANCIAL LIABILITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (note 12)

Financial liabilities

Financial liabilities such as bank loans and notes payable are recognized at their nominal amount. Interest accrued on financial instruments is recognized in the balance sheet within “Other accounts payable and accrued expenses” against financial expense.

For the years ended December 31, 2010, 2009 and 2008, CEMEX does not have financial liabilities recognized voluntarily at fair value or associated to fair value hedge strategies with derivative financial instruments.

Financial instruments with components of both liability and equity

Based on MFRS, when a financial instrument contains components of both liability and equity, such as a note that at maturity is convertible into shares of CEMEX, each component is recognized separately in the balance sheet according to the specific characteristics of each transaction. In the event of a mandatorily convertible instrument, the liability component represents the net present value of interest payments on the principal amount using a market interest rate, without assuming any early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves” net of commissions. In the case of an instrument that is optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the call option premium, which reflects the equity component (note 2O).

Derivative financial instruments

In compliance with the guidelines established by its Risk Management Committee, CEMEX uses derivative financial instruments (“derivative instruments”), mainly in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both; as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions and (ii) CEMEX’s net investments in foreign subsidiaries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

CEMEX recognizes derivative instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Results from financial instruments” for the period in which they occur, except for hedges of cash flows and the net investment in foreign subsidiaries. Some derivative instruments have been designated as cash flow hedges. For the years ended December 31, 2010, 2009 and 2008, CEMEX has not designated any fair value hedges. The accounting rules applied to specific derivative instruments are as follows:

a)	Changes in the fair value of interest rate swaps to exchange floating rates for fixed rates, designated and that are effective as hedges of the variability in the cash flows associated with the interest expense of a portion of the debt, are recognized in stockholders’ equity. These effects are reclassified to earnings as the interest expense of the related debt is accrued.

b)	Changes in the fair value of foreign currency forwards, designated as hedges of a portion of CEMEX’s net investment in foreign subsidiaries, whose functional currency is different from the peso, are recognized in stockholders’ equity as part of the foreign currency translation result (notes 2D and 16B), and whose reversal to earnings would take place upon disposal of the foreign investment.

c)	Changes in the fair value of derivative instruments based on the price of CEMEX’s own shares are recognized in the statements of operations as incurred.

d)	Changes in the fair value of forward contracts on the price of raw materials and commodities, such as natural gas, designated and that are effective as hedges of the variability in market prices, are first recognized in stockholders’ equity and are subsequently reclassified to earnings starting when the underlying products are consumed.

e)	Accrued interest generated by interest rate swaps and cross currency swaps is recognized as financial expense in the relevant period, adjusting the effective interest rate of the related debt.

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

Asset retirement obligations (note 13)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to the passage of time is charged to the statements of operations. Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively.

These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs related to remediation of the environment (notes 13 and 20)

Provisions associated with environmental damage represent the estimated future cost of remediation. These provisions are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Contingencies and commitments (notes 19 and 20)

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

M)	EMPLOYEE BENEFITS (note 14)

Employees’ statutory profit sharing

For the years ended December 31, 2010, 2009 and 2008, current and deferred employees’ statutory profit sharing (“ESPS”) is presented within “Other expenses, net.” Deferred ESPS is calculated applying the ESPS rate to the total temporary differences resulting from comparing the book values and the taxable values for ESPS purposes of assets and liabilities according to applicable legislation. Until December 31, 2007, deferred ESPS was determined considering temporary differences of a non-recurring nature, arising from the reconciliation of net income (loss) and the taxable income of the period for ESPS purposes. The cumulative initial effect for the adoption of new MFRS D-3, “Employee benefits” (“MFRS D-3”), as of January 1, 2008, represented an expense of approximately Ps2,283, which was included within “Retained earnings.”

Defined contribution plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit plans, other postretirement benefits and termination benefits

CEMEX recognizes the costs associated with employees’ benefits for: a) defined benefit pension plans; b) other postretirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted pursuant to applicable law or by Company grant; and c) termination benefits, not associated with a restructuring event, which mainly represent severance payments by law. These costs are recognized in the operating results, as services are rendered, based on actuarial estimations of the benefits’ present value. The actuarial assumptions in a low-inflation environment consider the use of real nominal rates. For certain pension plans, irrevocable trust funds have been created to cover future benefit payments. These assets are valued at their estimated fair value at the balance sheet date.

The actuarial gains and losses (“actuarial results”), which exceed the greater of 10% of the fair value of the plan assets, and 10% of the present value of the plan obligations, the prior service cost and the transition liability, are amortized to the operating results over the employees’ estimated active service life. In accordance with the transition rules of new MFRS D-3, beginning January 1, 2008, the actuarial results, prior service costs and the transition liability recognized as of December 31, 2007, should be amortized to the income statement in a maximum period of five years. The net periodic cost for the years ended December 31, 2010, 2009 and 2008 includes a portion of this transition amortization. The excess of amortization expense resulting from the transition rule is recognized within “Other expenses, net.”

The net periodic cost recognized in the operating results includes: a) the service cost for additional benefits earned by employees during the period; b) the interest cost for the increase in the liability by the passage of time; c) the amortization of the actuarial gains and losses, prior service cost and transition liability; and d) the expected return on plan assets for the period.

N)	INCOME TAXES (note 15)

According to MFRS D-4, “Accounting for Income Taxes” (“MFRS D-4”), the effects reflected in the income statements for income taxes include the amounts incurred during the period as well as the amounts of deferred income taxes, in both cases determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, taking into account and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. Deferred income taxes for the period represent the difference between the balances of deferred income at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to MFRS, all items charged or credited directly in stockholders’ equity are recognized net of their deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the income statement for the period in which the change is officially enacted.

For the recognition of deferred tax assets derived from net operating losses and their corresponding valuation reserve, CEMEX makes an assessment of: a) the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country that CEMEX believes the tax authorities would not reject based on available evidence; and b) the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is more-likely-than-not that the tax authorities would reject a self-determined deferred tax asset, it would decrease its deferred tax assets. Likewise, if CEMEX believes that it would not be able to use a deferred tax carryforward asset before its expiration, CEMEX would increase its valuation reserve. Both situations would result in additional income tax expense in the income statement for the period in which such determination is made.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In the determination of whether it is more-likely-than-not that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, every reporting period, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s income statement in such period.

Based on changes in MFRS D-4 effective starting January 1, 2008, CEMEX reclassified the cumulative effect at December 31, 2007 for the initial recognition of deferred income taxes based on the assets and liabilities method from “Other equity reserves” to “Retained earnings” (note 16B). In addition, it was required to determine deferred income taxes for investments in associates. CEMEX recognized the cumulative initial effect as of January 1, 2008 against “Retained earnings.”

In November 2009 reforms to the income tax law were approved in Mexico which became effective beginning January 1, 2010 (note 15A). These reforms include changes to the tax consolidation regime in Mexico pursuant to which entities are required, among other changes, to determine income taxes as if the tax consolidation provisions did not exist from 1999 and onward. In connection with this change in tax consolidation law, on December 15, 2009, CINIF issued for its immediate application MFRS Interpretation 18, “Effects on income taxes arising from the tax reform 2009” (“Interpretation 18”). Interpretation 18 establishes that the portion of the liability related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation, should be recognized against retained earnings. Moreover, Interpretation 18 clarifies that the tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries should not be offset with deferred tax assets in the balance sheet; therefore, beginning in 2009, CEMEX recognizes deferred income tax assets and liabilities associated with this concept separately. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past. In December 2010, by means of miscellaneous rules, the tax authority in Mexico eliminated the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. Based on Interpretation 18, the effects from these modifications were recognized in 2010 against “Retained earnings” (notes 15A and 16C).

O)	STOCKHOLDERS’ EQUITY

Beginning in 2008, stockholders’ equity of the Parent Company would only be restated during high-inflation periods in Mexico.

Common stock and additional paid-in capital (note 16A)

These items represent the value of stockholders’ contributions, restated considering the Mexican inflation until December 31, 2007, including those increases related to the recapitalization of retained earnings and executive compensation (note 16).

Other equity reserves (note 16B)

This caption groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the elements of “Comprehensive income (loss) for the period,” which is presented in the statement of changes in stockholders’ equity. Comprehensive income includes, in addition to net income (loss), certain changes in stockholders’ equity during a period, not resulting from investments by owners and distributions to owners.

The balance of “Other equity reserves” includes the result from holding non-monetary assets accrued until December 31, 2007, which referred to the difference between the revaluation effect of non-monetary assets (inventories, fixed assets, intangible assets) using specific restatement factors, and the effect that would have resulted using inflation-only restatement factors.

The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within comprehensive income for the period:

•

Currency translation effects from the translation of foreign subsidiaries’ financial statements, net of changes in the estimated fair value of foreign currency forward contracts related to net investment in foreign subsidiaries (note 2K), and exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries, as well as from foreign currency related parties balances that are of a long-term investment nature (note 2D);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2K); and

•	The deferred income tax arising from items whose effects are directly recognized in stockholders’ equity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Items of “Other equity reserves” not included in comprehensive income for the period:

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

•

The component of equity of outstanding mandatorily convertible securities into shares of the Parent Company (note 12A). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital;

•

The component of equity of the optional convertible subordinated notes into shares of the Parent Company (note 12A). If the conversion option is exercised, this amount would be reclassified to additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated subsidiaries.

Retained earnings (note 16C)

Retained earnings represent the cumulative net results of prior accounting periods, net of dividends declared to stockholders, and net of any recapitalizations of retained earnings. Retained earnings also include the effects from the adoption of certain newly issued MFRS as detailed in note 16C.

Non-controlling interest and perpetual debentures (note 16D)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the amount as of the balance sheet date of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments because there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

P)	REVENUE RECOGNITION

CEMEX’s consolidated revenues represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of transactions between related parties. Revenues are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and the customers have assumed the risk of loss. Revenues from trading activities, in which CEMEX acquires finished goods from a third-party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk of property on the goods purchased, not acting as agent or commissioner.

Revenues and costs associated with construction contracts are recognized in the period in which the work is performed by reference to the stage of completion of the contract activity at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset to be constructed; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual cost incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Q)	COST OF SALES, ADMINISTRATIVE AND SELLING EXPENSES AND DISTRIBUTION EXPENSES

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production and expenses related to storage in producing plants. Cost of sales excludes expenses related to personnel, equipment and services involved in sale activities and storage of product at points of sales, as well as costs related to warehousing of products at the selling points.

Expenses related to freight of raw material in plants, as well as of finished product between plants and points of sale and freight expenses between points of sales and customers’ facilities, are all recognized within distribution expenses.

For the years ended December 31, 2010, 2009 and 2008, selling expenses amounted to Ps7,894, Ps9,310 and Ps11,079, respectively. Distribution expenses refer to freight of finished products between points of sale and the customers’ facilities.

R)	MONETARY POSITION RESULT

Monetary position result represents the gain or loss for holding monetary assets and liabilities in high-inflation environments and is calculated applying the inflation rate of the country where the subsidiary operates to its net monetary position (monetary assets less monetary liabilities).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

S)	OTHER EXPENSES, NET

The caption consists primarily of revenues and expenses not directly related to CEMEX’s main activity, or which are of an unusual or non-recurring nature. Other expenses, net in 2010, 2009 and 2008, consisted of the following:

	2010		2009	2008
Impairment losses (notes 8, 9B, 10 and 11)	Ps	(1,904)	(889)	(21,125)
Restructuring costs (note 13)		(897)	(1,100)	(3,141)
Charitable contributions		(385)	(264)	(174)
Current and deferred ESPS (note 2M)		(5)	(8)	2,283
Results from the sale of assets and others, net		(3,481)	(3,268)	754

Other expenses, net	Ps	(6,672)	(5,529)	(21,403)

T)	EXECUTIVE STOCK-BASED COMPENSATION (note 17)

Beginning in 2009, CEMEX applies MFRS D-8, “Share-based payments” (“MFRS D-8”), to recognize its executive stock-based compensation programs. Until 2008, CEMEX applied International Financial Reporting Standard 2, “Shared-based payments.” There were no effects from the adoption of MFRS D-8 in 2009.

Stock awards based on CEMEX shares granted to executives are defined as equity instruments, when services received from employees are settled delivering CEMEX’s shares; or as liability instruments, when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the CEMEX’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the income statement. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

U)	EMISSION RIGHTS

In some countries where CEMEX operates, such as member countries of the EU, governments have established mechanisms aimed to reduce carbon-dioxide emissions (“CO2”), by means of which, industries releasing CO2 must submit to the environmental authority at the end of a compliance period, emission rights for a volume equivalent to the tons of CO2 released. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

In the absence of a MFRS or an IFRS that defines an accounting treatment for these schemes, CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•	Emission rights granted by governments are not recognized in the balance sheet considering their cost is zero;

•

Revenues from the sale of any surplus of emission rights are recognized decreasing cost of sales; in the case of forward sale transactions, revenues are recognized upon physical delivery of the emission certificates;

•

Emission rights and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period; in the case of forward purchases, assets are recognized upon physical reception of the emission certificates;

•

CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs;

•

CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred with authorities in the process of obtaining such CERs; and

•	CEMEX does not maintain emission rights, CERs and/or forward transactions for trading purposes.

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU, has generated a surplus of emission rights held over the estimated CO2 emissions. From the consolidated surplus of emission rights, during 2010, 2009 and 2008, CEMEX sold an aggregate amount of approximately 19.4 million certificates, receiving revenues of approximately Ps1,417, Ps961 and Ps3,666, respectively. As of December 31, 2010, there were forward sale commitments for approximately Ps319 with settlement in March 2011.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

V)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of December 31, 2010, 2009 and 2008, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

W)	NEWLY ISSUED FINANCIAL REPORTING STANDARDS EFFECTIVE IN 2011 AND 2012

In 2010 and 2009, the CINIF issued the following MFRS, effective beginning January 1, 2011 and 2012, as indicated below:

MFRS B-5, “Financial information by segments” (“MFRS B-5”)

New MFRS B-5 supersedes Bulletin B-5, “Financial information by segments.” The most significant changes, beginning on January 1, 2011, are the following: (i) companies should disclose information by operating segment which is usually used by top management, in addition to the current disclosure of information by products or services and geographical segments; (ii) the requirement that companies disclose information by primary and secondary segments will be eliminated; (iii) a business in pre-operative stage may be considered as an operating segment; (iv) disclosure by segments of financial income and expenses will be required, as well as other components of Comprehensive Financial Result; and (v) disclosure of liabilities by operating segment will be required. CEMEX does not anticipate any material impact as a result of the adoption of new MFRS B-5 in 2011.

MFRS B-9, “Interim Financial Reporting” (“MFRS B-9”)

New MFRS B-9 supersedes Bulletin B-9, “Interim Financial Reporting.” The most significant changes, beginning on January 1, 2011, are the following: (i) MFRS B-9 requires the statement of changes in stockholders’ equity and the statement of cash flows in addition to the balance sheet and the income statements; and (ii) requires for all financial statements that information presented for interim periods be compared to the equivalent interim period for the immediate previous year, and in the case of the balance sheet also to be compared to the balance sheet as of the end of the immediate prior year. CEMEX does not anticipate any material impact as a result of the adoption of new MFRS B-9 in 2011.

MFRS C-4, “Inventories” (“MFRS C-4”)

In November 2010, CINIF issued MFRS C-4. The main aspects of MFRS C-4, beginning on January 1, 2011, are as follows: (i) MFRS C-4 formally prohibits the use of the direct cost method for inventory valuation, which excludes fixed production costs; (ii) the inventory allocation to the cost of sales at the moment of a sale transaction based on last inputs, first outputs, or LIFO, has been eliminated. CEMEX does not use either of the two options eliminated; therefore, CEMEX does not anticipate any material impact as a result of the adoption of new MFRS C-4 in 2011.

MFRS C-5, “Advanced Payments” (“MFRS C-5”)

In November 2010, CINIF also issued MFRS C-5. Beginning on January 1, 2011, MFRS C-5 requires that advanced payments for the purchase of inventory or fixed assets be recognized within short-term or long-term assets, as appropriate, but outside the items of inventory and/or fixed assets, as was the previous practice; and that advance payments should be subject to impairment losses when the carrying amount exceeds the expected benefits. CEMEX does not anticipate any material impact as a result of the adoption of new MFRS C-5 in 2011.

MFRS C-6, “Properties, Plant and Equipment” (“MFRS C-6”)

In December 2010, CINIF issued MFRS C-6, which supersedes Bulletin C-6, “Real Estate, Machinery and Equipment.” The main changes from MFRS C-6 beginning on January 1, 2011, are the following: (i) MFRS C-6 specifically covers plant and equipment associated with biological assets and mining industries; (ii) establishes guidelines for the recognition at fair value of exchanges of non-monetary assets when the transaction has commercial substance, with gains and losses upon initial recognition being recognized through the income statement for the period; (iii) incorporates the basis to determine the residual value for components of fixed assets; (iv) defines that assets received for no consideration have an acquisition cost equal to zero instead of being recognized at fair value in equity surplus; and (v) requires that idle components should continue to be depreciated unless depreciation method is based on the component’s activity. In addition, beginning January 1, 2012, MFRS C-6 establishes the requirement to depreciate the main components of fixed assets which have clearly different useful lives based on such specific useful lives instead of as a single major asset. CEMEX does not anticipate any material impact to its financial statements as a result of the adoption of new MFRS C-6 in 2011 and 2012.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

MFRS C-18, “Asset Retirement Obligations” (“MFRS C-18”)

In December 2010, CINIF issued MFRS C-18, which beginning on January 1, 2011, establishes guidelines for measurement and recognition of obligations associated with the retirement of property, plant and equipment, as well as obligations in connection with environmental remediation upon retirement of a component of fixed assets. Retirement activities comprise permanent elimination, dismantling, demolition, sale, abandonment and recycling, among others. Under MFRS C-18, such obligations should be measured by the net present value of expected cash flows required to meet the obligations and should be initially recognized against the acquisition cost of the related asset. Changes in the estimation as a result to modifications in discount rates are recognized through the financing cost, while changes in cash flow estimations are recognized against the corresponding asset. Before MFRS C-18, as a general matter, other MFRS provided for the same recognition of the obligation against the related asset, and measurement techniques were obtained from international financial reporting standards, very similar to the actual guidelines of MFRS C-18. Consequently, CEMEX does not anticipate any material impact to its financial statements as a result of the adoption of MFRS C-18 in 2011.

Improvements to MFRS 2011

In December 2010, CINIF also issued several improvements to certain existing MFRS. The most significant changes in respect to existing guidelines, beginning on January 1, 2011, are as follows:

•

Bulletin C-3, “Accounts receivable.” Changes require that interest income should be accrued to the extent the amount could be reasonably quantified and the recoverability is probable. In addition, doubtful accounts should not generate interest income.

•

MFRS C-10, “Derivative financial instruments and hedging activities.” Changes clarify that: (i) certain effects can be excluded from effectiveness tests; (ii) the designation as a hedge of an intercompany forecasted transaction when functional currencies are different is allowed; and (iii) the gross presentation of margin accounts is required.

•

Bulletin D-5, “Leases.” Changes incorporate guidance to: (i) determine the discount rate to measure a capital lease; (ii) require additional disclosures for such capital leases; and (iii) modify the moment when a gain or loss for a sale and lease back transaction should be recognized.

Except for the reclassification of margin accounts associated with derivative instruments (note 2E), which are currently offset against the liabilities that CEMEX has with its counterparties, CEMEX does not anticipate any material impact to its financial statements as a result of the adoption of these MFRS improvements in 2011.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

3.	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT AND DISCONTINUED OPERATIONS

3A)	GEOGRAPHIC OPERATING SEGMENTS

Operating segments are defined as the components of an entity oriented to the production and sale of goods and services, which are subject to risks and benefits different from those associated with other business segments. CEMEX operates principally in the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates.

CEMEX operates geographically on a regional basis. Each regional manager supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates. The country manager, who is one level below the regional manager in the organizational structure, reports his business unit operating results including all the operating sectors, to the regional manager. CEMEX’s management internally evaluates the results and performance of each country and region for decision-making purposes, following a vertical integration approach. According to this approach, in the daily operations, management allocates economic resources on a country basis rather than on an operating component basis.

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

Selected statements of operation information by geographic operating segment for the year ended December 31, 2008 has been modified as a result of the presentation of discontinued operations in connection with the sale of CEMEX’s operations in Australia (notes 3B and 11A). Information for the years ended December 31, 2010, 2009 and 2008 was as follows:

2010	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	42,907	(744)	42,163	12,380	1,940	14,320
United States		31,575	(70)	31,505	(8,990)	7,978	(1,012)
Europe
Spain		8,013	(110)	7,903	984	777	1,761
United Kingdom		14,320	—	14,320	(780)	1,153	373
Germany		13,524	(864)	12,660	26	589	615
France		12,179	—	12,179	221	897	1,118
Rest of Europe [1]		13,682	(632)	13,050	399	746	1,145
Central and South America and the Caribbean
Colombia		6,964	(8)	6,956	2,226	262	2,488
Rest of Central and South America and the Caribbean [2]		12,380	(1,588)	10,792	2,222	1,079	3,301
Africa and Middle East
Egypt		8,608	(174)	8,434	4,146	274	4,420
Rest of Africa and Middle East [3]		5,248	—	5,248	228	233	461
Asia
Philippines		4,014	—	4,014	909	322	1,231
Rest of Asia [4]		2,512	—	2,512	73	124	197
Others [5]		8,215	(1,691)	6,524	(3,201)	2,100	(1,101)

Total	Ps	184,141	(5,881)	178,260	10,843	18,474	29,317

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Selected statements of operations information by geographic operating segment – continued.

2009	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	42,339	(730)	41,609	13,965	1,878	15,843
United States		38,472	(58)	38,414	(7,290)	8,630	1,340
Europe
Spain		11,308	(127)	11,181	1,667	912	2,579
United Kingdom		16,126	—	16,126	(859)	1,438	579
Germany		16,492	(1,068)	15,424	658	745	1,403
France		13,866	—	13,866	786	770	1,556
Rest of Europe [1]		16,174	(387)	15,787	976	983	1,959
Central and South America and the Caribbean
Colombia		6,766	(2)	6,764	2,672	406	3,078
Rest of Central and South America and the Caribbean [2]		13,857	(1,776)	12,081	2,784	1,147	3,931
Africa and Middle East
Egypt		8,372	—	8,372	3,465	289	3,754
Rest of Africa and Middle East [3]		6,425	—	6,425	830	206	1,036
Asia
Philippines		3,867	(68)	3,799	996	327	1,323
Rest of Asia [4]		2,566	—	2,566	102	137	239
Others [5]		9,709	(4,322)	5,387	(4,912)	2,445	(2,467)

Total	Ps	206,339	(8,538)	197,801	15,840	20,313	36,153

2008	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	42,857	(1,221)	41,636	14,254	1,880	16,134
United States		52,040	(23)	52,017	(461)	7,932	7,471
Europe
Spain		17,493	(306)	17,187	4,325	854	5,179
United Kingdom		19,225	—	19,225	(1,411)	1,671	260
Germany		15,883	(909)	14,974	434	719	1,153
France		14,266	—	14,266	505	1,218	1,723
Rest of Europe [1]		19,343	(422)	18,921	2,009	1,058	3,067
Central and South America and the Caribbean
Venezuela		4,443	(157)	4,286	958	392	1,350
Colombia		6,667	(3)	6,664	2,116	735	2,851
Rest of Central and South America and the Caribbean [2]		13,035	(1,570)	11,465	2,481	908	3,389
Africa and Middle East
Egypt		5,218	—	5,218	2,176	244	2,420
Rest of Africa and Middle East [3]		6,850	—	6,850	558	206	764
Asia
Philippines		2,928	(88)	2,840	528	283	811
Rest of Asia [4]		2,313	252	2,565	57	100	157
Others [5]		13,368	(5,817)	7,551	(2,441)	1,499	(942)

Total	Ps	235,929	(10,264)	225,665	26,088	19,699	45,787

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

All significant balances and transactions between related parties have been eliminated in the preparation of the selected balance sheet information by operating geographic segments. As of December 31, 2010 and 2009, the information was as follows:

December 31, 2010	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	Ps	803	62,079	62,882	11,222	51,660	1,089
United States		193	219,506	219,699	18,535	201,164	945
Europe
Spain		155	49,668	49,823	26,171	23,652	581
United Kingdom		227	30,424	30,651	12,503	18,148	657
Germany		72	10,804	10,876	6,186	4,690	593
France		633	14,933	15,566	7,076	8,490	294
Rest of Europe [1]		105	22,080	22,185	4,970	17,215	688
Central and South America and the Caribbean
Colombia		—	10,422	10,422	4,533	5,889	241
Rest of Central and South America and the Caribbean [2]		22	20,003	20,025	3,951	16,074	794
Africa and Middle East
Egypt		—	7,780	7,780	3,116	4,664	315
Rest of Africa and Middle East [3]		1	6,837	6,838	2,366	4,472	102
Asia
Philippines		—	8,371	8,371	1,783	6,588	181
Rest of Asia [4]		—	1,647	1,647	624	1,023	53
Corporate [5]		4,374	13,190	17,564	196,609	(179,045)	—
Others [5]		1,676	29,092	30,768	1,752	29,016	430

Total	Ps	8,261	506,836	515,097	301,397	213,700	6,963

December 31, 2009	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	Ps	790	63,141	63,931	13,983	49,948	1,157
United States		2,329	241,691	244,020	24,430	219,590	817
Europe
Spain		212	64,555	64,767	36,214	28,553	1,015
United Kingdom		257	34,531	34,788	17,324	17,464	781
Germany		90	12,265	12,355	7,337	5,018	426
France		738	17,350	18,088	8,369	9,719	202
Rest of Europe [1]		116	25,732	25,848	5,982	19,866	1,818
Central and South America and the Caribbean
Colombia		—	10,305	10,305	4,530	5,775	66
Rest of Central and South America and the Caribbean [2]		25	21,573	21,598	4,634	16,964	1,354
Africa and Middle East
Egypt		—	8,992	8,992	3,988	5,004	324
Rest of Africa and Middle East [3]		—	7,656	7,656	2,401	5,255	69
Asia
Philippines		—	8,651	8,651	1,846	6,805	85
Rest of Asia [4]		—	2,516	2,516	592	1,924	28
Corporate [5]		4,492	19,535	24,027	189,478	(165,451)	—
Others [5]		1,846	32,898	34,744	3,608	31,136	512

Total	Ps	10,895	571,391	582,286	324,716	257,570	8,654

Total consolidated liabilities in 2010 and 2009 include debt of Ps202,818 and Ps211,144, respectively. Of such balances, 26% and 27% was is in the Parent Company, 42% and 40% in Spain, 13% and 14% in Dutch finance subsidiaries, 17% and 15% in a finance subsidiary in the United States, and 2% and 4% in other countries, in 2010 and 2009, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Net sales by product and geographic segment for the years ended December 31, 2010, 2009 and 2008 were as follows:

2010	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	27,911	11,233	1,622	10,723	(9,326)	42,163
United States		12,232	10,708	7,091	9,274	(7,800)	31,505
Europe
Spain		6,107	2,057	757	1,089	(2,107)	7,903
United Kingdom		3,055	5,107	4,870	6,092	(4,804)	14,320
Germany		4,313	5,770	3,494	3,126	(4,043)	12,660
France		—	10,051	3,371	368	(1,611)	12,179
Rest of Europe [1]		6,799	5,596	1,927	1,089	(2,361)	13,050
Central and South America and the Caribbean
Colombia		5,612	2,021	283	626	(1,586)	6,956
Rest of Central and South America and the Caribbean [2]		10,139	2,732	337	469	(2,885)	10,792
Africa and Middle East
Egypt		7,050	702	41	413	228	8,434
Rest of Africa and Middle East [3]		387	3,988	1,017	686	(830)	5,248
Asia
Philippines		3,976	—	—	38	—	4,014
Rest of Asia [4]		779	1,497	190	146	(100)	2,512
Others [5]		—	—	—	8,215	(1,691)	6,524

Total	Ps	88,360	61,462	25,000	42,354	(38,916)	178,260

2009	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	27,992	11,344	1,471	8,929	(8,127)	41,609
United States		13,746	13,788	8,402	11,434	(8,956)	38,414
Europe
Spain		8,447	3,205	985	1,647	(3,103)	11,181
United Kingdom		3,421	5,886	5,674	6,691	(5,546)	16,126
Germany		5,225	7,428	4,176	3,731	(5,136)	15,424
France		—	11,397	3,835	394	(1,760)	13,866
Rest of Europe [1]		7,246	6,961	2,627	1,445	(2,492)	15,787
Central and South America and the Caribbean
Colombia		5,314	2,032	303	551	(1,436)	6,764
Rest of Central and South America and the Caribbean [2]		11,460	3,198	317	509	(3,403)	12,081
Africa and Middle East
Egypt		7,129	706	46	84	407	8,372
Rest of Africa and Middle East [3]		940	4,970	920	707	(1,112)	6,425
Asia
Philippines		3,850	—	—	17	(68)	3,799
Rest of Asia [4]		738	1,533	169	226	(100)	2,566
Others [5]		—	—	—	9,712	(4,325)	5,387

Total	Ps	95,508	72,448	28,925	46,077	(45,157)	197,801

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Net sales by product and geographic segment – continued.

2008	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	28,666	13,017	1,355	7,597	(8,999)	41,636
United States		17,429	19,601	11,379	17,258	(13,650)	52,017
Europe
Spain		11,900	5,267	1,224	3,526	(4,730)	17,187
United Kingdom		3,773	7,427	6,574	8,208	(6,757)	19,225
Germany		5,275	6,783	3,525	4,089	(4,698)	14,974
France		—	11,632	3,588	815	(1,769)	14,266
Rest of Europe [1]		8,947	8,709	2,702	1,579	(3,016)	18,921
Central and South America and the Caribbean
Venezuela		3,046	1,398	204	106	(468)	4,286
Colombia		4,656	2,340	450	1,159	(1,941)	6,664
Rest of Central and South America and the Caribbean [2]		10,518	3,234	249	810	(3,346)	11,465
Africa and Middle East
Egypt		4,728	485	39	80	(114)	5,218
Rest of Africa and Middle East [3]		—	5,449	799	1,263	(661)	6,850
Asia
Philippines		2,919	—	—	9	(88)	2,840
Rest of Asia [4]		791	1,533	166	229	(154)	2,565
Others [5]		—	—	–	12,356	(4,805)	7,551

Total	Ps	102,648	86,875	32,254	59,084	(55,196)	225,665

Footnotes to the geographic segment tables presented above:

1	For the reported periods, the segment “Rest of Europe” refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Croatia, Hungary and Latvia.
2	For the reported periods, the segment “Rest of Central and South America and the Caribbean” includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Jamaica and Argentina. As mentioned in note 11A, in August 2008, the Government of Venezuela nationalized CEMEX’s operations in that country; therefore, operations reported in 2008 refer to the seven-month period ended July 31, 2008.
3	The segment “Rest of Africa and Middle East” includes the operations in the United Arab Emirates and Israel.
4	For the reported periods, the segment “Rest of Asia” includes the operations in Thailand, Bangladesh, China and Malaysia.
5	This segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

3B)	DISCONTINUED OPERATIONS

On October 1, 2009, CEMEX completed the sale of its Australian operations to a subsidiary of Holcim Ltd. for approximately 2,020 million Australian dollars (approximately US$1,700). The assets divested consisted of 249 ready-mix concrete plants, 83 aggregate quarries and 16 concrete pipe plants. The sale also included CEMEX’s 25% interest in Cement Australia, whose assets include four cement plants, one grinding mill and several works under construction, with an aggregate cement production capacity of 5.1 million tons. As a result of this significant divestiture, the Australian operations included in the statements of operations for the years ended December 31, 2009 and 2008, were reclassified to the single line item of “Discontinued operations,” which includes, in 2009, a loss on sale, net of income tax, and the reclassification of foreign currency translation effects accrued in equity for an aggregate amount of approximately Ps5,901 (US$446). The 2009 loss on the sale of CEMEX’s Australian assets includes an expense of approximately Ps1,310 (US$99) resulting from the reclassification to the statement of operations of foreign currency translation effects accrued in equity until the moment of sale, as well as an income tax benefit of approximately Ps2,528 (US$191).

Selected condensed balance sheet information of discontinued operations of CEMEX in Australia as of September 30, 2009 was as follows:

	(unaudited) September 30, 2009
Current assets	Ps	6,027
Investment in associates		2,870
Property, machinery and equipment, net		13,343
Goodwill		8,657
Intangible assets, net		3,885
Other non-current assets		850

Total assets from discontinued operations		35,632

Short-term debt		1,634
Other current liabilities		2,634
Long-term debt		140
Other non-current liabilities		2,324

Total liabilities from discontinued operations		6,732

Net assets from discontinued operations	Ps	28,900

The following table presents condensed income statement information of the discontinued operations of CEMEX Australia for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008, respectively:

	(unaudited) September 30, 2009		December 31, 2008
Sales	Ps	13,015	17,536
Cost of sales and operating expenses		(11,817)	(15,740)

Operating income		1,198	1,796
Other expenses, net		(87)	(92)
Comprehensive financial result		(179)	(399)
Equity in income of associates		208	229

Income before income tax		1,140	1,534
Income tax		512	563

Net income	Ps	1,652	2,097

Depreciation	Ps	631	856
Amortization	Ps	256	309
Capital expenditures	Ps	128	737

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

4.	CASH AND INVESTMENTS

As of December 31, 2010 and 2009, consolidated cash and investments consisted of:

	2010		2009
Cash and bank accounts	Ps	3,659	11,295
Fixed-income securities		4,683	2,783
Investments in marketable securities		12	26

	Ps	8,354	14,104

As of December 31, 2010 and 2009, the balance of cash and investments excludes amounts deposited in margin accounts that guarantee several obligations of CEMEX for approximately Ps2,918 and Ps3,962, respectively, of which approximately Ps1,972 in 2010 and Ps2,553 in 2009, related to derivative financial instruments, were offset against the liabilities of CEMEX with its counterparties. As of December 31, 2010, fixed-income securities included approximately Ps195 for the CBs reserve (note 12A).

5.	TRADE ACCOUNTS RECEIVABLE

As of December 31, 2010 and 2009, consolidated trade accounts receivable consisted of:

	2010		2009
Trade accounts receivable	Ps	14,439	15,954
Allowances for doubtful accounts		(2,246)	(2,571)

	Ps	12,193	13,383

As of December 31, 2010 and 2009, trade receivables exclude receivables of Ps9,968 (US$807) and Ps9,624 (US$735), respectively, that were sold to financial institutions under securitization programs for the sale of trade receivables, established in Mexico, the United States, Spain and France. Under these programs, CEMEX effectively surrenders control associated with the trade receivables sold and there is no guarantee or obligation to reacquire the assets; therefore, the amount of receivables sold is removed from the balance sheet at the moment of sale, except for the amounts owed by the counterparties, which are reclassified to other short-term accounts receivable. Trade receivables qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade receivables is recorded as financial expense and amounted to approximately Ps368 (US$29) in 2010, Ps645 (US$47) in 2009 and Ps656 (US$58) in 2008.

CEMEX’s securitization programs are negotiated for specific periods and should be renewed at their maturity, normally for periods of one or two years. Programs outstanding in Mexico, the United States, Spain and France mature in December 2011, May 2011, May 2011 and September 2011, respectively.

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation allowance for doubtful accounts in 2010, 2009 and 2008, were as follows:

	2010		2009	2008
Allowances for doubtful accounts at beginning of period	Ps	2,571	2,261	1,991
Charged to selling expenses		353	777	602
Deductions		(609)	(454)	(523)
Business combinations		2	—	63
Foreign currency translation and inflation		(71)	(13)	128

Allowances for doubtful accounts at end of period	Ps	2,246	2,571	2,261

6.	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2010 and 2009, consolidated other accounts receivable consisted of:

	2010		2009
Non-trade accounts receivable	Ps	4,262	3,650
Current portion of valuation of derivative instruments		7,448	1,259
Interest and notes receivable		3,412	3,700
Loans to employees and others		264	375
Refundable taxes		738	356

	Ps	16,124	9,340

Non-trade accounts receivable are mainly attributable to the sale of assets. As of December 31, 2010 and 2009, the caption “Interests and notes receivable” include Ps3,306 and Ps3,083, respectively, arising from uncollected trade receivables sold under securitization programs (note 5), and Ps221 in 2010 and Ps235 in 2009 arising from the settlement of derivative instruments related to perpetual debentures issued by CEMEX (notes 12C and 16D).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

7.	INVENTORIES

As of December 31, 2010 and 2009, consolidated balances of inventories are summarized as follows:

	2010		2009
Finished goods	Ps	5,434	5,168
Work-in-process		2,710	3,207
Raw materials		2,783	3,005
Materials and spare parts		4,383	5,729
Advances to suppliers		446	331
Inventory in transit		301	233
Allowance for obsolescence		(513)	(482)

	Ps	15,544	17,191

During December 2010, as a result of analyses performed during the year, main components of plant and equipment that were held as part of materials and spare parts in inventory for approximately Ps724 (US$59) were reclassified to fixed assets (note 10). CEMEX recognized, in the statements of operations, inventory impairment losses of approximately Ps17 in 2010, Ps91 in 2009 and Ps81 in 2008.

8.	OTHER CURRENT ASSETS

As of December 31, 2010 and 2009, consolidated other current assets consisted of:

	2010		2009
Advance payments	Ps	1,387	1,497
Assets held for sale		965	1,255

	Ps	2,352	2,752

Assets held for sale are stated at their estimated realizable value and include real estate properties received in payment of trade receivables. During 2010 and 2009, CEMEX recognized within “Other expenses, net” impairment losses in connection with assets held for sale for approximately Ps420 and Ps253, respectively.

9.	INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

9A)	INVESTMENTS IN ASSOCIATES

As of December 31, 2010 and 2009, consolidated investments in shares of associates are summarized as follows:

	2010		2009
Book value at acquisition date	Ps	3,257	4,961
Changes in stockholders’ equity since acquisition		5,004	5,934

	Ps	8,261	10,895

As of December 31, 2010 and 2009, investments in shares of associates were as follows:

	Activity	Country	%	2010		2009
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,366	4,491
Ready Mix USA, LLC	Concrete	United States	49.9		66	2,194
Trinidad Cement Ltd.	Cement	Trinidad	20.0		560	591
Cancem, S.A. de C.V.	Cement	Mexico	10.3		465	478
Société Méridionale de Carrières	Aggregates	France	33.3		264	331
Société d’Exploitation de Carrières	Aggregates	France	50.0		188	227
ABC Capital S.A. de C.V.S.F.O.M.	Financing	Mexico	49.0		333	301
Société des Ciments Antillais	Cement	French Antilles	26.0		124	173
Huttig Building Products Inc.	Materials	United States	25.2		48	98
Lehigh White Cement Company	Cement	United States	24.5		155	214
Other companies	—	—	—		1,692	1,797

				Ps	8,261	10,895

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As of December 31, 2010, CEMEX’s joint ventures with Ready Mix USA have the following prospective changes:

•

The two joint ventures, which were created in 2005, are comprised of the following assets: a) CEMEX Southeast, LLC, the joint venture owned at 50.01% and consolidated by CEMEX, owns the Demopolis cement plant in Alabama with an annual installed capacity of 0.9 million tons, the Clinchfield cement plant in Georgia with an annual installed capacity of 0.8 million tons, and 12 cement terminals; and b) Ready Mix USA LLC, the joint venture owned at 50.01% and consolidated by Ready Mix USA, owns 10 sand and gravel pits, 149 concrete plants and 20 block plants located throughout the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia, and the Florida Panhandle. Starting on June 30, 2008, Ready Mix USA had the right, but not the obligation, to sell its interest in both entities to CEMEX.

•

On September 30, 2010, Ready Mix USA exercised its put option. As a result, upon closing of the transaction, which will take place upon performance of the obligations by both parties under the put option agreement and is expected on or before September 2011, CEMEX will acquire its joint venture partner’s interests in the two joint ventures. CEMEX’s purchase price for its partner’s interests, including a non-compete agreement, will be approximately US$355. Ready Mix USA will continue to manage the joint venture in which it has a majority interest (Ready Mix USA LLC) until the closing of the transaction. As of December 31, 2010, CEMEX has not recognized a liability as the fair value of the net assets exceeds the estimated purchase price. Had the purchase price exceeded the fair value of the net assets to be acquired, a loss would have been recognized. As of December 31, 2010, Ready Mix USA, LLC had approximately US$27 (unaudited) in net debt (debt minus cash and cash equivalents), which will be consolidated upon closing of the transaction.

In addition, on February 22, 2010, Ready Mix USA LLC sold 12 quarries located in Georgia, Tennessee and Virginia and certain other assets to SPO Partners & Co. for US$420. The assets were deemed non-strategic by CEMEX and Ready Mix USA. The proceeds from the sale were partly used to reduce debt held by Ready Mix USA LLC, and to effect a cash distribution of approximately US$100 to each joint venture partner. Furthermore, in January 2008, as part of the joint venture agreements, CEMEX contributed and sold certain assets located also in Georgia, Tennessee and Virginia to Ready Mix USA, LLC for approximately US$380 of which US$120 represented the sale of assets and was received in cash. The difference between the US$380 and the fair value of the assets of approximately US$437 was included within investment in associates.

On April 2010, CEMEX agreed to participate as a minority investor and invest up to US$100 into the share capital of Blue Rock Cement Holdings (“Blue Rock”) to develop a cement plant in Peru, and is evaluating if it will assist, by agreement with the majority shareholders, in the development, building, and operation of the plant. The plant is designed to have an initial annual production capacity of 1 million tons and is expected to be completed in 2013 with a total investment of around US$230. The construction industry in Peru operates in an attractive market that has seen sustained annual growth of over 10% in the past years. This investment falls under permitted terms under CEMEX’s debt financing agreements (note 12A). As of December 31, 2010, the project is still in its documentary stage and CEMEX has not made any investment.

In June 2009, CEMEX sold its 49% interest in an aggregates sector joint venture located in Wyoming to Martin Marietta Materials, Inc., as well as three quarries located in Nebraska, Wyoming and Utah in the United States, for approximately US$65 and recognized a loss related to the sale of these assets of approximately US$64.

In March 2008, CEMEX sold 119 million CPOs of AXTEL, S.A.B. de C.V. (“AXTEL”), which represented 9.5% of the equity capital of AXTEL for approximately Ps2,738, recognizing a net gain of approximately Ps1,463 in 2008 within “Other expenses, net.” The sale represented nearly 90% of CEMEX’s position in AXTEL, which had been part of CEMEX’s investments in associates.

9B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2010 and 2009, other investments and non-current accounts receivable are summarized as follows:

	2010		2009
Non-current portion of valuation of derivative financial instruments	Ps	1,615	6,512
Non-current accounts receivable and other assets		12,842	14,205
Investments in private funds		457	532

	Ps	14,914	21,249

As of December 31, 2010 and 2009, “Non-current accounts receivable and other assets” include Ps6,203 and Ps6,147, respectively, related to CEMEX’s net investment in its expropriated assets in Venezuela (note 11A), Ps94 in 2010 and Ps156 in 2009 of an investment in AXTEL’s CPOs, Ps1,144 in 2010 and Ps916 in 2009 of an investment restricted for acquisitions in cement, concrete and/or aggregates businesses, as well as Ps726 in 2010 and Ps1,011 in 2009 resulting from the settlement of derivative instruments associated with the perpetual debentures, which are used to pay coupons under such instruments (notes 12C and 16D). In 2010, CEMEX recognized impairment losses within “Other expenses, net” for approximately Ps129 related to other assets in the United States.

In 2010, no contributions were made to private funds. In 2009, contributions to private funds were approximately US$5 (Ps65).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

10.	PROPERTY, MACHINERY AND EQUIPMENT

As of December 31, 2010 and 2009, consolidated property, machinery and equipment consisted of:

	2010		2009
Land and mineral reserves	Ps	76,146	83,568
Buildings		63,391	65,285
Machinery and equipment		240,283	253,797
Construction in progress		12,745	18,433
Accumulated depreciation and depletion		(161,107)	(162,220)

	Ps	231,458	258,863

Changes in property, machinery and equipment in 2010, 2009 and 2008, excluding the discontinued operations in Australia (note 3B), were as follows:

	2010		2009	2008
Cost of property, machinery and equipment at beginning of period	Ps	421,083	427,529	403,967
Accumulated depreciation and depletion at beginning of period		(162,220)	(157,248)	(153,953)

Net book value at beginning of period		258,863	270,281	250,014
Capital expenditures		6,963	8,307	22,554
Capitalization of comprehensive financing result		—	347	609

Total additions		6,963	8,654	23,163
Disposals 1		(2,978)	(4,040)	(5,084)
Reclassifications 2		724	3,603	(11,656)
Contribution and sale to associates 3		—	—	(4,588)
Additions through business combinations		38	733	98
Depreciation and depletion for the period		(14,442)	(15,963)	(15,611)
Impairment losses		(1,161)	(503)	(1,045)
Foreign currency translation effects 4		(16,549)	(3,902)	34,990

Cost of property, machinery and equipment at end of period		392,565	421,083	427,529
Accumulated depreciation and depletion at end of period		(161,107)	(162,220)	(157,248)

Net book value at end of period	Ps	231,458	258,863	270,281

1	In 2010, includes sales of non-strategic fixed assets in the Unites States and Mexico for Ps1,140 and Ps749, respectively. In 2009, includes sales in the United States, France and Mexico for Ps2,196, Ps747 and Ps293, respectively. In 2008, includes sales in Italy and Spain for Ps4,200 (note 11A).
2	In 2010, includes the reclassification of main components of plant and equipment for approximately Ps724 (US$59) from the inventories of materials and spare parts (note 7). In 2008, includes the reclassification of CEMEX’s Venezuelan fixed assets as a result of the nationalization of assets for Ps8,053 and the reclassification of fixed assets of Austria and Hungary as assets held for sale for Ps3,603. Fixed assets from Austria and Hungary were reinstated to this caption in 2009 for Ps3,603.
3	Refers to the contribution and sale of assets to Ready Mix USA, LLC in 2008 detailed in note 9A.
4	The effects presented in this caption refer to fluctuations in exchange rates for the period between the functional currency of the reporting unit and the peso.

During 2010, 2009 and 2008, in connection with impairment tests conducted considering certain triggering events, such as the closing and/or reduction of operations of cement and ready-mix plants resulting from adjusting the supply to current demand conditions and the transferring of installed capacity to more efficient plants, among other factors, CEMEX recognized within “Other expenses, net” impairment losses in machinery and equipment in the following countries:

	2010		2009	2008
United States	Ps	500	154	511
Mexico		138	—	—
Germany		103	—	—
Thailand		74	—	—
Puerto Rico		—	282	—
Poland		92	—	322
Other countries		254	67	212

	Ps	1,161	503	1,045

The related assets were adjusted to their estimated realizable value.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

11.	GOODWILL, INTANGIBLE ASSETS AND DEFERRED CHARGES

As of December 31, 2010 and 2009, consolidated goodwill, intangible assets and deferred charges are summarized as follows:

	2010				2009
	Cost		Accumulated amortization	Carrying amount	Cost		Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	142,094	—	142,094	Ps	150,827	—	150,827
Intangible assets of definite useful life:
Extraction rights		27,051	(2,738)	24,313		28,986	(2,286)	26,700
Cost of internally developed software		7,664	(6,537)	1,127		7,807	(5,075)	2,732
Industrial property and trademarks		3,476	(2,209)	1,267		3,317	(1,908)	1,409
Customer relationships		4,587	(1,596)	2,991		4,936	(1,224)	3,712
Mining projects		1,969	(600)	1,369		2,161	(431)	1,730
Others intangible assets		7,239	(4,564)	2,675		7,635	(4,665)	2,970
Deferred charges and others:
Deferred income taxes (notes 15A and 15B) 1		24,504	—	24,504		36,751	—	36,751
Deferred financing costs		7,743	(2,186)	5,557		9,333	(1,655)	7,678

	Ps	226,327	(20,430)	205,897	Ps	251,753	(17,244)	234,509

1	The balance of deferred taxes includes Ps2 and Ps3 of deferred ESPS as of December 31, 2010 and 2009, respectively.

The amortization of intangible assets of definite useful life was approximately Ps4,032 in 2010, Ps4,350 in 2009 and Ps4,088 in 2008, and was recognized within operation costs and expenses.

During 2009, CEMEX capitalized financing costs for approximately Ps8,378 (US$616) associated with its debt Financing Agreement, as defined in note 12A. Under MFRS, CEMEX’s debt Financing Agreement qualified as the issuance of new debt and the extinguishment of the old facilities in 2009. Consequently, approximately Ps608 (US$45) in 2009 of deferred financing costs associated with the extinguished debt were recognized immediately in the statement of operations.

Goodwill

Goodwill balances by reporting unit as of December 31, 2010 and 2009, are the following:

	2010		2009
North America
United States	Ps	109,765	116,784
Mexico		6,354	6,354
Europe
Spain		8,750	9,217
United Kingdom		4,254	4,569
France		3,302	3,635
Rest of Europe 1		545	587
Central and South America and the Caribbean
Colombia		5,031	5,109
Dominican Republic		195	226
Rest of Central and South America and the Caribbean 2		714	951
Africa and Middle East
United Arab Emirates		1,275	1,373
Egypt		229	231
Asia
Philippines		1,339	1,425
Others
Other reporting units 3		341	366

	Ps	142,094	150,827

1	This segment includes reporting units in the Czech Republic and Latvia.
2	This segment includes reporting units in Costa Rica and Panama.
3	This segment is primarily associated with CEMEX’s subsidiary in the information technology and software development business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Changes in goodwill in 2010, 2009 and 2008, excluding effects from the discontinued Australian assets (note 3B), were as follows:

	2010		2009	2008
Balance at beginning of period	Ps	150,827	157,541	142,344
Increase for business acquisitions		81	504	1,289
Disposals		(448)	(414)	(187)
Impairment losses (note 11B)		(189)	—	(18,314)
Foreign currency translation effects 1		(8,177)	(6,804)	32,409

Balance at end of period	Ps	142,094	150,827	157,541

1	The amounts presented in this line item refer to the effects on goodwill from foreign exchange fluctuations during the period between the reporting units’ currencies and the Mexican peso.

As mentioned in note 11B, during 2010 and 2008, based on impairment tests made during the last quarter of such years, CEMEX recognized within “Other expenses, net” goodwill impairment losses in connection with the reporting units in Puerto Rico for approximately Ps189 (US$15) in 2010, and with the reporting units located in the United States, Ireland and Thailand for approximately Ps17,476 (US$1,272) in 2008. In addition, considering that the investment in CEMEX Venezuela is expected to be recovered through different means other than use, in 2008, CEMEX recognized an impairment loss of approximately Ps838 (US$61) associated with the goodwill of this investment. Based on impairment tests made during the last quarter of the year, no goodwill impairment losses were determined in 2009.

Intangible assets of definite life

Changes in balances of intangible assets of definite life in 2010, 2009 and 2008, excluding effects from the discontinued Australian assets (note 3B), were as follows:

	2010		2009	2008
Balance at beginning of period	Ps	39,253	45,303	40,577
Increase for business acquisitions		48	5	404
Additions (disposals), net 1		(287)	47	1,445
Amortization		(4,032)	(4,350)	(4,088)
Impairment losses 2		(5)	(42)	(1,598)
Foreign currency translation effects		(1,235)	(1,710)	8,563

Balance at end of period	Ps	33,742	39,253	45,303

1	CEMEX capitalized the costs incurred in the development stage of internal-use software for Ps30 in 2010, Ps161 in 2009 and Ps1,236 in 2008, related to the replacement of the technological platform in which CEMEX executes the most important processes of its business model. The items capitalized refer to direct costs incurred in the development phase of the software and relate mainly to professional fees, direct labor and related travel expenses.
2	Considering impairment indicators, during the last quarter of 2008, CEMEX tested intangible assets of definite life for impairment in the United States, and determined that the carrying amount of names and commercial trademarks exceeded their value in use, resulting in an impairment loss of approximately Ps1,598.

11A)	MAIN ACQUISITIONS AND DIVESTITURES IN 2010, 2009 and 2008

Sale of assets in Australia

During 2009, CEMEX sold its Australian operations (note 3B).

Nationalization of CEMEX Venezuela

In August 18, 2008, as a result of a nationalization decree aimed to convert the cement industry in a sector controlled by the State, the Government of Venezuela expropriated all businesses, assets and shares of CEMEX in such country and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In August 2008, CEMEX decided not to accept a compensation proposal for US$650 from the Government of Venezuela, considering that it significantly undervalued its business in Venezuela, and in proportion to price per ton of installed capacity and operating cash flow multiples, was lower than those proposals offered to the other foreign companies for their assets in Venezuela. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (“ICSID”), seeking international arbitration for the violations of the Venezuelan Government through its confiscation of assets without compensation, and deprivation of rights and legal guarantees in the process. The ICSID Tribunal was constituted on July 6, 2009. On July 27, 2010, the arbitral tribunal heard arguments on the jurisdictional objections argued by the Republic of Venezuela and issued its decision in favor of jurisdiction on December 30, 2010. The proceedings are now expected to proceed to the merits phase of the arbitration.

At December 31, 2010 and 2009, except for the impairment loss associated to the investment recognized in 2008, CEMEX has not adjusted its investment in Venezuela for impairment, remaining confident that it will eventually reach an agreement and obtain fair compensation. CEMEX carefully evaluates the evolution of the arbitration process with the ICSID and other negotiations to determine if the carrying amount requires an impairment adjustment.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

CEMEX’s consolidated statement of operations for the year ended December 31, 2008 includes the results of CEMEX Venezuela for the seven-month period ended July 31, 2008. As of December 31, 2010 and 2009, the investment in Venezuela was presented within “Other investments and non current accounts receivable” (note 9B) and amounted to approximately Ps6,203 and Ps6,147, respectively, corresponding to CEMEX’s equity interest of approximately 75.7%.

For the year 2008, including the Australian discontinued operations, CEMEX measured the materiality of CEMEX Venezuela considering a threshold of 5% of consolidated net sales, operating income, net income and total assets, as not significant. CEMEX concluded that the nationalized Venezuelan operations did not reach the materiality thresholds to be classified as discontinued operations. The quantitative test for the seven-month period ended July 31, 2008 (unaudited) was as follows:

	July 31, 2008
Net sales		3.2%
CEMEX consolidated from continuing operations	Ps	134,836
CEMEX Venezuela		4,286

Operating income		4.8%
CEMEX consolidated from continuing operations	Ps	16,003
CEMEX Venezuela 1		775

Net income		0.1%
CEMEX consolidated from continuing operations	Ps	10,557
CEMEX Venezuela		11

Total assets		2.1%
CEMEX consolidated	Ps	525,756
CEMEX Venezuela		11,010

1	Changes in the net investment between July 31, 2008 and December 31, 2010 and 2009 are attributable to foreign currency fluctuations.

The following table presents condensed selected income statement information for CEMEX’s operations in Venezuela for the seven-month period ended July 31, 2008 (unaudited):

	July 31, 2008
Sales	Ps	4,286
Operating income		775
Net income	Ps	11

Sale of operations in Canary Islands

On December 26, 2008, through its subsidiary in Spain, CEMEX sold assets in the cement and concrete sectors in the Canary Islands, including its 50% interest in Cementos Especiales de Las Islas, S.A. (“CEISA”) for approximately €162 (US$227 or Ps3,113) to a subsidiary of Cimpor Cimentos de Portugal SGPS SA. Until the sale, CEMEX controlled CEISA together with another stockholder (Grupo Tudela Beguin) and the financial statements were consolidated through the proportional integration method (note 2B). CEMEX’s 2008 consolidated statement of operations includes the results of operations of the assets sold, calculated through the proportional integration method for assets related to CEISA, for the twelve-month period ended on December 31, 2008. Sale of the CEISA interest and other assets generated a net gain in 2008 of approximately Ps920, including the cancellation of the related goodwill for approximately Ps18, which was recognized within “Other expenses, net.”

Selected condensed combined information of income statement of the assets sold and the CEISA interest in 2008 is as follows:

	2008
Sales	Ps	2,317
Operating income		283
Net income	Ps	371

Sale of operations in Italy

In several transactions during 2008, CEMEX sold its cement mill operations in Italy for approximately €148 (US$210 or Ps2,447), generating a gain on the sale of approximately €8 (US$12 or Ps119), which was recognized within “Other expenses, net.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

11B)	ANALYSIS OF GOODWILL IMPAIRMENT

Goodwill amounts are allocated to the multiple cash generating units, which together constitute a geographic operating segment commonly comprising all of the operations in each country. CEMEX’s geographic segments represent its reporting units for purposes of impairment testing. An impairment loss would be recognized for the amount that the carrying amount of the reporting unit exceeds the respective fair value, represented by the value in use (discounted cash flows) attributable to such reporting unit. Cash flow projection models include long-term economic variables. CEMEX believes that its discounted cash flow projections and the discount rates used reasonably reflect current economic conditions at the time of the calculations, considering that: a) the starting point of the future cash flow models is the operating cash flow for the previous period; b) the cost of capital reflects current risks and volatility in the markets; and c) the cost of debt represents CEMEX’s specific interest rates observed in recent transactions.

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

During the last quarter of 2010, 2009 and 2008, CEMEX performed its annual goodwill impairment test. Based on these analyses, in 2010, CEMEX determined an impairment loss of goodwill for approximately Ps189 (US$15) associated with the reporting unit in Puerto Rico, whereas, in 2008, CEMEX determined impairment losses of goodwill for a total of approximately Ps18,314 (US$1,333), associated with CEMEX’s reporting units in the United States, Ireland and Thailand for approximately Ps16,790 (US$1,222), Ps233 (US$17) and Ps453 (US$33), respectively. The estimated impairment loss in the United States in 2008 was mainly attributable to the acquisition of the Australian producer Rinker Materials Group finalized in 2007, and overall such losses were attributable to the economic environment described in the paragraph below. In addition, considering that CEMEX’s investment in Venezuela is expected to be recovered through different means other than use, CEMEX recognized in 2008 an impairment loss of approximately Ps838 (US$61) associated with the goodwill of this investment. For the year 2009, based on its goodwill impairment tests, CEMEX did not determine impairment losses of goodwill.

Beginning in the last quarter of 2008, the global economic environment was negatively affected by the intensification of the turmoil in several major financial institutions, which caused a liquidity shortage for companies in almost all productive sectors and resulted in a significant decrease in overall economic activity and a worldwide downturn in the main stock markets. These situations generated a reduction of growth expectations in the countries in which CEMEX operates, motivated by the cancellation or deferral of several investment projects, affecting the construction industry. Although in 2009 and 2010 most global macroeconomic variables have stabilized, the construction industry has remained depressed in certain countries mainly as a result of the high level of inventories existing at the beginning of the financial crisis, and the lack of investment projects considering the reaction of investors to the liquidity problems in countries like Greece, Spain, Ireland and Portugal, among others.

In 2010 and 2009, discount rates and growth rates in perpetuity used to determine the discounted cash flows in the reporting units with the main goodwill balances are as follows:

	Discount rates		Growth rates
Reporting units	2010	2009	2010	2009
United States	8.7%	8.5%	2.5%	2.9%
Spain	10.2%	9.4%	2.5%	2.5%
Mexico	10.0%	10.0%	2.5%	2.5%
Colombia	10.0%	10.2%	2.5%	2.5%
France	9.6%	9.6%	2.5%	2.5%
United Arab Emirates	11.5%	11.4%	2.5%	2.5%
United Kingdom	9.7%	9.4%	2.5%	2.5%
Egypt	11.1%	10.0%	2.5%	2.5%
Range of rates in other countries	10.3% – 13.9%	9.6% – 14.6%	2.5%	2.5%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

12.	FINANCIAL LIABILITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

12A)	SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES

As of December 31, 2010 and 2009, consolidated debt according to the interest rates, the currencies and the type of instrument in which it was negotiated is summarized as follows:

	Carrying amounts			Effective rate 1
	2010		2009	2010	2009
Short-term
Floating rate	Ps	4,806	7,373	5.2%	5.1%
Fixed rate		831	20	7.8%	5.7%

		5,637	7,393

Long-term
Floating rate		120,581	150,273	5.0%	5.0%
Fixed rate		76,600	53,478	7.5%	7.8%

		197,181	203,751

	Ps	202,818	211,144

	2010					2009
Currency	Short-term		Long-term	Total	Effective rate 1	Short-term		Long-term	Total	Effective rate 1
Dollars	Ps	176	137,249	137,425	6.5%	Ps	950	125,441	126,391	5.7%
Euros		600	47,159	47,759	5.5%		431	57,261	57,692	5.6%
Pesos		4,705	12,636	17,341	6.8%		4,379	20,877	25,256	6.5%
Other currencies		156	137	293	5.4%		1,633	172	1,805	5.3%

	Ps	5,637	197,181	202,818		Ps	7,393	203,751	211,144

1	Represents the weighted average effective interest rate.

2010	Short-term		Long-term	2009	Short-term		Long-term
Bank loans				Bank loans
Loans in Mexico, 2011 to 2014	Ps	—	2,217	Loans in Mexico, 2010 to 2014	Ps	—	3,348
Loans in foreign countries, 2011 to 2018		499	27,985	Loans in foreign countries, 2010 to 2018		2,275	33,842
Syndicated loans, 2011 to 2014		—	83,741	Syndicated loans, 2010 to 2014		—	100,593

		499	113,943			2,275	137,783

Notes payable				Notes payable
Notes payable in Mexico, 2011 to 2017		—	13,224	Notes payable in Mexico, 2010 to 2017		—	19,041
Medium-term notes, 2011 to 2020		—	72,471	Medium-term notes, 2010 to 2017		—	48,221
Other notes payable, 2011 to 2025		574	2,107	Other notes payable, 2010 to 2025		1,177	2,647

		574	87,802			1,177	69,909

Total bank loans and notes payable		1,073	201,745	Total bank loans and notes payable		3,452	207,692
Current maturities		4,564	(4,564)	Current maturities		3,941	(3,941)

	Ps	5,637	197,181		Ps	7,393	203,751

Relevant transactions during 2010 and 2009

As detailed elsewhere in note 12A, on August 14, 2009, CEMEX entered into the Financing Agreement with its major creditors. The Financing Agreement extended the maturity of approximately US$14,961 (Ps195,839) in syndicated and bilateral loans, private placement obligations and other obligations. On October 25, 2010, CEMEX and its lenders under the Financing Agreement agreed to amendments which prospectively modify the requirements of certain financial ratios and tests.

On December 15, 2010, CEMEX prepaid US$100 toward maturities coming due in June 2012 under the Financing Agreement, reducing the June 2012 amortization amount to US$47. CEMEX intends to achieve its milestones of debt reduction negotiated under the Financing Agreement in order to maintain the current applicable margin until at least December 2011.

In June 2010, CEMEX concluded an early cash payment of Ps4,077 (US$330) in long-term CBs (“Certificados Bursátiles de Largo Plazo”) following a public tender offer and the exercise of a call option. For the early payment of CBs, CEMEX used proceeds from the optional convertible subordinated notes (the “2010 Optional Convertible Subordinated Notes”) issued in March 2010 (see below). As of December 31, 2010, the balance of CBs outstanding under this program amounted to Ps198 (US$16). These CBs mature in March 2011.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In May 2010, CEMEX exchanged, at a discount, part of each series of its perpetual debentures (note 16D) into new senior secured notes as follows: (1) US$1,067 senior secured notes denominated in dollars maturing in May 2020, with an annual coupon of 9.25% and callable commencing on the fifth anniversary of their issuance; and (2) €115 (US$153) senior secured notes denominated in euros maturing in May 2017, with an annual coupon of 8.875% and callable commencing on the fourth anniversary of their issuance. The senior secured notes, which were issued by our subsidiary CEMEX España, S.A., acting through its Luxembourg branch, are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., and have a pari passu over the collateral and all proceeds of the collateral granted to the financial institutions under the Financing Agreement and other secured lenders. As a result of the exchange, CEMEX generated a gain of approximately Ps5,401 (US$437), representing the difference between the amount of perpetual debentures reacquired and the amount of new secured notes issued, which was recorded in “Other equity reserves.”

On March 30, 2010, CEMEX issued US$715 aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015, including the full exercise of the US$65 over-allotment option granted to the initial purchasers of the notes. The 2010 Optional Convertible Subordinated Notes are subordinated to all the Parent Company’s liabilities and commitments. The holders of the 2010 Optional Convertible Subordinated Notes have the option to convert their notes into CEMEX’s ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX upon future conversion of the 2010 Optional Convertible Subordinated Notes (note 12C). Based on MFRS, the 2010 Optional Convertible Subordinated Notes contain a liability component and an equity component (note 2K). The equity component, which represents the premium of the noteholders’ call option, amounted to Ps1,232 and was recognized upon issuance within “Other equity reserves.” As of December 31, 2010, the liability component amounted to approximately Ps7,690 (US$622). After antidilution adjustments, the conversion rate as of December 31, 2010 was 76.4818 ADSs per each 1 thousand dollars principal amount of such 2010 Optional Convertible Subordinated Notes.

On January 13, 2010, through a reopening of the offering of its 9.5% notes due in 2016, which are described in the paragraph below, CEMEX issued notes for an additional amount of US$500. The additional notes were issued at a price of US$105.25 per US$100 principal amount plus accrued interest from December 14, 2009 with a yield to maturity of 8.477%. CEMEX used approximately US$411 of the net proceeds to prepay principal due in 2011 under the Financing Agreement, and the difference was used for general corporate purposes. The original and additional notes are guaranteed by several of CEMEX’s operating subsidiaries.

In December 2009, CEMEX issued U.S. dollar-denominated notes for US$1,250, maturing in 7 years with an annual coupon of 9.5%, as well as euro-denominated notes for €350 (US$501), maturing in 8 years with an annual coupon of 9.625%. The proceeds obtained from the offerings were mainly used to prepay principal outstanding maturing in 2011 under the Financing Agreement.

In December 2009, CEMEX completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into mandatorily convertible securities (“Mandatorily Convertible Securities”) for approximately Ps4,126 (US$315). Reflecting antidilution adjustments, at their scheduled conversion in ten years or earlier if the price of the CPO reaches approximately Ps34.50, the Mandatorily Convertible Securities will be mandatorily convertible into approximately 179.4 million CPOs at a conversion price of approximately Ps23.00 per CPO. During their tenure, the Mandatorily Convertible Securities yield 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. Based on MFRS, the Mandatorily Convertible Securities represent a compound instrument which has a liability component and an equity component. At December 31, 2010 and 2009, the liability component, which represents the net present value of interest payments on the principal amount, without assuming any early conversion, amounted to Ps1,994 and Ps2,090, respectively, and was recognized within “Other financial obligations.” The equity component, which represents the difference between the principal amount and the liability component at the beginning of the transaction for Ps1,971, was recognized within “Other equity reserves.”

The most representative exchange rates for the financial debt are as follows:

	January 27, 2011	December 31,
		2010	2009
Mexican pesos per dollar	12.04	12.36	13.09
Euros per dollar	0.7302	0.7499	0.6985

Changes in consolidated debt for the years ending December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
Debt at beginning of year	Ps	211,144	258,074	216,895
Proceeds from new debt instruments		20,026	40,223	59,568
Debt repayments		(29,641)	(76,035)	(63,179)
Issuance of debt in exchange for perpetual notes		15,437	–	–
Exchange of debt into convertible securities		–	(4,126)	–
Decrease from business combinations		–	–	(776)
Foreign currency translation and inflation effects		(14,148)	(6,992)	45,566

Debt at end of year	Ps	202,818	211,144	258,074

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The maturities of consolidated long-term debt as of December 31, 2010, which reflect the amortization of debt under the Financing Agreement, are as follows:

	2010
2012	Ps	14,377
2013		29,831
2014		99,955
2015		7,795
2016 and thereafter		45,223

	Ps	197,181

As of December 31, 2010, CEMEX has the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 1.39% and 11.35%, depending on the negotiated currency:

	Lines of credit		Available
Other lines of credit in foreign subsidiaries	Ps	6,722	4,055
Other lines of credit from banks		365	290

	Ps	7,087	4,345

Financing Agreement

On October 25, 2010, as described in the “Covenants” section within this note 12, CEMEX and its lenders under the Financing Agreement agreed to amendments which prospectively modify certain financial ratios and other financial tests. In addition, CEMEX’s creditors under the Financing Agreement consented to the following amendments: a) allowing CEMEX to use the proceeds from a permitted fundraising to be applied to repay short-term CBs issued in Mexico; b) allowing CEMEX to replenish its CBs reserve with cash on hand or disposal proceeds following a voluntary prepayment of debt under the Financing Agreement made using amounts from the CBs reserve; c) assuming that specified debt reductions are met, allowing CEMEX to apply the proceeds from equity or equity-linked securities to the CBs reserve in the same way as it was permitted for proceeds from debt and convertible securities; d) the modification of solvency tests applying to certain intermediate holding companies to permit the elimination of subordinated intercompany liabilities; e) assuming that specified debt reductions are met, allowing the Parent Company to provide guarantees in connection with the refinancing of certain debt held by subsidiaries in Holland and Spain; f) permitting CEMEX to enter into a greater variety of derivative transactions for hedging exposures under voluntary convertible/exchangeable obligations, and permitting CEMEX to enter into such transactions with respect to mandatorily convertible securities; g) if by September 30, 2011, CEMEX has not issued equity or equity-linked securities for at least US$1,000, the interest rate on its debt under the Financing Agreement will increase until such amount of equity or equity-linked securities has been issued, and CEMEX will have the obligation, by an additional securities demand of its Financing Agreement creditors, to issue such securities prior to 6 months after the date of the additional securities demand. The interest rate increase will apply until that amount of equity or equity-linked securities is issued. To obtain the amendments package, CEMEX paid a fee to its creditors under the Financing Agreement. Unless CEMEX is able to repay approximately US$1,500 by December 31, 2011, of the debt outstanding under the Financing Agreement, CEMEX will be required to pay an additional fee in January 2012. CEMEX believes that the aforementioned amendments will increase its flexibility to refinance and/or repay existing debt.

On August 14, 2009, CEMEX entered into the Financing Agreement with its major creditors, by means of which the maturities of approximately US$14,961 (Ps195,839) in syndicated and bilateral loans, private placements and other obligations were extended, providing for a semi-annual amortization schedule. The Financing Agreement is guaranteed by several of CEMEX’s operating subsidiaries. As of December 31, 2010, after the application in 2010 of the proceeds obtained in the reopening of its 9.5% notes and the issuance of the 2010 Optional Convertible Subordinated Notes, mainly, and in 2009, the application of the net proceeds obtained from the sale of assets in Australia, the equity offering (note 16A) and the issuance of dollar and euro-denominated notes described above, the remaining debt balance under the Financing Agreement was approximately US$9,566 (Ps118,235), with payments due for approximately US$47 in June 2012, US$391 in December 2012, US$1,179 in June 2013, US$1,179 in December 2013 and US$6,770 in February 2014. In addition, if CEMEX is able to further prepay approximately US$2,301 by December 31, 2011, CEMEX will avoid an increase in the interest rate of debt under the Financing Agreement between 0.5% and 1.0% per annum, depending on the amount of prepayments made.

Under the Financing Agreement, in addition to complying with certain financial ratios and restrictions, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is limited in its ability to incur new debt, grant guarantees, engage in acquisitions and/or joint ventures, declare and pay cash dividends and make other cash distributions to stockholders. Furthermore, the Financing Agreement requires, in addition to the scheduled debt amortization, the application of cash on hand for any period for which it is being calculated in excess of US$650 to prepay debt (other than as may be held in the CBs reserve pursuant to the terms of the Financing Agreement), and that aggregate capital expenditures should not exceed US$800 for 2011 and each year thereafter until debt under the Financing Agreement has been repaid in full.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Covenants

Most debt contracts of CEMEX require the compliance with financial ratios calculated on a consolidated basis, which mainly include: a) the ratio of net debt to operating EBITDA (“leverage ratio”); and b) the ratio of operating EBITDA to financial expense (“coverage ratio”). Financial ratios are calculated according to formulas established in the debt contracts and require in most cases pro forma adjustments, using definitions that differ from terms defined under MFRS.

As of December 31, 2010, 2009 and 2008, taking into account the Financing Agreement and the amendments thereto, the modifications to the credit contracts and the waivers obtained, CEMEX, S.A.B. de C.V. and its subsidiaries were in compliance with the restrictive covenants imposed by its debt contracts. The main consolidated financial ratios were as follows:

Consolidated financial ratios 1		2010	2009	2008
Leverage ratio 2, 3	Limit	=< 7.75	N/A	=< 4.5
	Calculation	7.43	N/A	4.04

Coverage ratio 4	Limit	> 1.75	N/A	> 2.5
	Calculation	1.95	N/A	4.82

1	Beginning on August 14, 2009, even though the financial ratios under the Financing Agreement use similar terminology, they are calculated differently as compared to the financial ratios effective until December 31, 2008 and before the completion of the Financing Agreement.
2	The leverage ratio is calculated in pesos by dividing “funded debt” by pro forma operating income plus depreciation and amortization (“operating EBITDA”) for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet, excluding finance leases, plus perpetual debentures and guarantees, minus convertible securities, plus or minus the fair value of corresponding derivative financial instruments, among other adjustments. In 2008, the leverage ratio was calculated in U.S. dollars using net debt by pro forma operating EBITDA for the last twelve months as of the calculation date. Net debt included debt, as reported in the balance sheet, plus the negative fair value or minus the positive fair value of cross currency swap derivative financial instruments associated with debt, minus cash and temporary investments.
3	For purposes of calculating the leverage ratio, the pro forma operating EBITDA represents, all calculated in pesos, operating EBITDA for the last twelve months as of the calculation date, plus the portion of operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated. In 2008, pro forma operating EBITDA was determined also in pesos, but considering a different conversion methodology, and included financial income.
4	The coverage ratio is calculated in pesos using the amounts arising from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures. In 2008, the coverage ratio was calculated also in pesos but considering a different conversion methodology. Operating EBITDA included financial income, while financial expense did not include interest accrued on the perpetual debentures.

On October 25, 2010, amendments were made to the Financing Agreement financial ratios and tests, including a coverage ratio of not less than (i) 1.75 times for each semi-annual period beginning on June 30, 2010 through December 31, 2012; and (ii) 2.0 times for the remaining semi-annual periods to December 31, 2013. In addition, the maximum leverage ratio must not exceed 7.75 times for each semi-annual period beginning on June 30, 2010 through the period ending June 30, 2011, decreasing to 7.0 times for the period ending December 31, 2011, and decreasing gradually for subsequent semi-annual periods to 4.25 times for the period ending December 31, 2013.

Upon completion of the Financing Agreement in August 2009 and before the amendments described above, the consolidated ratio of operating EBITDA to financial expense was of not less than: (i) 1.75 times for each semi-annual period beginning on June 30, 2010 through the period ending on June 30, 2011; (ii) 2.0 times for each semi-annual period through December 31, 2012; and (iii) 2.25 times for the subsequent semi-annual periods until December 31, 2013. In addition, the maximum leverage ratio was of 7.75 times for each semi-annual period beginning on June 30, 2010, decreasing gradually in subsequent semi-annual periods until reaching 3.50 times for the period ending December 31, 2013. For the year ended December 31, 2009, no such financial ratios under the Financing Agreement were applicable.

CEMEX will classify all of its outstanding debt as current debt in the CEMEX’s balance sheet if: 1) as of any relevant measurement date on which CEMEX fails to comply with the financial ratios agreed upon pursuant to the Financing Agreement; or 2) as of any date prior to a subsequent measurement date on which CEMEX expects not to be in compliance with its financial ratios agreed upon under the Financing Agreement, in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. The aforementioned classification of debt as short-term could have a material adverse effect on CEMEX’s liquidity and financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

12B)	FAIR VALUE OF ASSETS, FINANCIAL LIABILITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Temporary investments (cash equivalents), long-term accounts receivable and long-term investments are recognized at fair value, considering quoted market prices for the same or similar instruments to the extent available.

The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using interest rates currently available to CEMEX. As of December 31, 2010 and 2009, the carrying amounts of long-term debt (including current maturities) and their respective fair values were as follows:

	2010			2009
	Carrying amount		Fair value	Carrying amount	Fair value
Bank loans	Ps	113,943	113,943	137,783	137,783
Notes payable		87,802	87,146	69,909	68,503

12C)	DERIVATIVE FINANCIAL INSTRUMENTS

CEMEX has negotiated interest rate swaps, cross currency swaps, forward contracts and other foreign exchange derivatives, as well as forward contracts and other derivative instruments on CEMEX’s own shares and third parties’ shares, with the objective, depending in each case, of: a) changing the profile of the interest rates and/or the interest rates and currencies originally negotiated in a portion of the debt; b) changing the mix of currencies of the debt; c) hedging certain net investments in foreign subsidiaries; d) changing the risk profile associated with the price of raw materials and other energy projects; and e) other corporate purposes.

As of December 31, 2010 and 2009, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		2010			2009
	(U.S. dollars millions)	Notional amount		Fair value	Notional amount	Fair value
I.	Interest rate swaps	US$	196	35	202	27
II.	Equity forwards on third party shares		53	15	54	54
III.	Forward instruments over indexes		16	1	55	1
IV.	Options on CEMEX’s own shares		1,575	(71)	860	(79)

		US$	1,840	(20)	1,171	3

The caption “Results from financial instruments” includes gains and losses related to the recognition of changes in fair values of the derivative instruments portfolio during the applicable period and that represented net losses of approximately Ps849 (US$67) in 2010, Ps2,160 (US$141) in 2009 and Ps15,253 (US$1,229) in 2008. As of December 31, 2010 and 2009, pursuant to net balance settlement agreements, cash deposits in margin accounts that guarantee obligations through derivative financial instruments, were offset with the fair value of the derivative instruments for approximately US$160 (Ps1,978) and US$195 (Ps2,553), respectively.

As of December 31, 2010 and 2009, the main exposure of CEMEX is related to changes in the prices of its CPOs and third party shares. A significant decrease in the market price of CEMEX’s CPOs and third party shares would negatively affect CEMEX’s liquidity and financial position.

During October 2008, many companies experienced a period of greater volatility in the global securities and exchange markets, as part of the further worsening financial institutions’ crisis. The crisis affected the availability of financing and companies’ perceived risks, resulting from expectations of entering into an extended economic recession. Particularly in Mexico, during the period from October 1 to 16, 2008, the peso depreciated against the dollar by approximately 19%, representing two thirds of the total depreciation of the peso against the dollar during 2008 of approximately 26%. Meanwhile, the price of CEMEX’s CPO decreased 58% in that same period. These factors had a significant negative effect on the valuation of CEMEX’s derivative instruments portfolio, particularly the valuation of foreign exchange forward contracts that hedged CEMEX’s net investment in foreign subsidiaries and cross currency swaps related to debt, as well as forward contracts in CEMEX’s CPOs, among others. In the aforementioned period, changes in the fair value of the derivative instruments portfolio represented losses of approximately US$976 (Ps13,410), which affected the availability of CEMEX’s lines of credit and triggered the need to make significant deposits in margin accounts with the counterparties, negatively affecting CEMEX’s liquidity. In light of an uncertain economic outlook and the expectation of further worsening of the economic variables, CEMEX elected to neutralize its derivative instruments positions that were sensitive to fluctuations of the exchange rate of the peso vis-à-vis foreign currencies and the price of its CPOs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In order to neutralize those positions and considering contractual limitations to settle the contracts before their maturity date, in October 2008, CEMEX entered into new derivative instruments with the same counterparties, which represented the opposite position to the exposure resulting from fluctuations of the economic variables included in the original derivative instruments. As a result, from the date of the negotiation of the new opposite positions, any changes in the fair value of the original instruments has been effectively offset by an equivalent inverse amount generated by the new positions. The derivative instruments still exposed to changes in fair value were designated as “Active derivative financial instruments.” In addition, CEMEX designated the portfolio of original and opposite derivative positions as “Inactive derivative financial instruments.”

During April 2009, following negotiations with its creditors, CEMEX completed the settlement of a significant portion of its active and inactive derivative financial instruments held at the beginning of the year in order to reduce the risk of further margin calls. By means of this settlement, CEMEX recognized in 2009 an aggregate loss of approximately US$1,093, which after netting US$624 of cash margin deposits already posted in favor of CEMEX’s counterparties and cash payments of approximately US$48, was documented through promissory notes for approximately US$421, which increased CEMEX’s outstanding debt. Previously, in February 2009, CEMEX and its counterparties agreed the settlement of a portion of the obligations incurred through derivative instruments. The counterparties permanently withdrew part of the amounts deposited in such margin accounts at the beginning of the year for an amount of approximately US$392, of which approximately US$102 referred to active positions and approximately US$290 referred to inactive positions.

As mentioned above, all Cross Currency Swaps (“CCS”) outstanding at the beginning of 2009 were settled in April 2009. In 2009 and 2008, changes in the fair value of CCS generated losses of approximately US$61 (Ps830) and US$216 (Ps2,421), respectively.

As previously mentioned, all outstanding foreign exchange forward contracts at the beginning of 2009 were settled in April 2009. Until October 2008, in order to hedge financial risks associated with fluctuations in foreign exchange rates of certain net investments in foreign countries denominated in euros and dollars to the peso, and consequently, reducing volatility in the value of stockholders’ equity in CEMEX’s reporting currency, CEMEX negotiated foreign exchange forward contracts with different maturities until 2010. Changes in the estimated fair value of these instruments were recorded in stockholders’ equity as part of the foreign currency translation effect. The designation of the original positions as hedges of CEMEX’s net exposure on investments in foreign subsidiaries in stockholders’ equity terminated with the negotiation of the opposite derivative positions in October 2008. Therefore, changes in fair value of original positions and opposite derivative positions were recognized prospectively in the statement of operations. Valuation effects were recognized within stockholders’ equity until the hedge designation was revoked, adjusting the cumulative effect for translation of foreign subsidiaries.

On July 15, 2009, in connection with the derivative financial instruments associated with CEMEX’s perpetual debentures (note 16D), by means of which the Company changed the risk profile of the interest rates and the currencies of the debentures from the U.S. dollar and the euro to the yen; and in order to eliminate CEMEX’s exposure to the yen and the yen interest rate, CEMEX concluded the settlement of its yen cross currency swap derivatives, as well as the forward contracts for US$196 as of December 2008, negotiated to eliminate the variability of cash flows in yen to be incurred through the CCS until 2010, in which CEMEX received cash flows in yen and paid U.S. dollars. As a result, a total amount of approximately US$94 was invested with trustees for the benefit of the debenture holders. This amount is being used to pay CEMEX’s coupons on the perpetual debentures. As a result of this settlement, during 2009, CEMEX recognized a loss from changes in the fair value of the instruments of approximately US$162 (Ps2,203). As of December 31, 2010 and 2009, the balance of the investment placed in the trusts amounted to approximately Ps902 and Ps1,011, respectively.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

I.	Interest rate swap contracts

As mentioned above, all outstanding interest rate swaps related to debt at the beginning of 2009 were settled in April 2009. Changes in fair value of interest rate swaps, including the swap described in the following paragraph, generated a gain of approximately US$9 (Ps114) in 2010, and losses of approximately US$2 (Ps27) in 2009 and US$170 (Ps1,906) in 2008.

As of December 31, 2010 and 2009, CEMEX had an interest rate swap maturing in September 2022 with notional amounts of US$196 and US$202, respectively, negotiated to exchange floating for fixed rates in connection with agreements entered into by CEMEX for the acquisition of electric energy in Mexico (note 19C). As of December 31, 2010 and 2009, the fair value of the swap represented gains of approximately US$35 and US$27, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay a LIBO rate, which is the international reference for debt denominated in U.S. dollars. As of December 31, 2010 and 2009, LIBOR was 0.46% and 0.43%, respectively. Changes in the fair value of this instrument generated a gain of approximately US$9 (Ps114) in 2010, a loss of approximately US$27 (Ps367) in 2009 and a gain of approximately US$36 (Ps404) in 2008.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

II.	Equity forwards in third party shares

In connection with the sale of CPOs of AXTEL (note 9A) and in order to maintain the exposure to changes in the price of such entity, in March 2008, CEMEX entered into a forward contract to be settled in cash over the price of 119 million CPOs of AXTEL (59.5 million CPOs with each counterparty) which originally was set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, CEMEX instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 and the counterparties exercised an option to maintain the contract over 59.5 million CPOs of AXTEL each until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. Changes in the fair value of this instrument generated a loss of approximately US$43 (Ps545) in 2010, a gain of approximately US$32 (Ps435) in 2009 and a loss of approximately US$196 (Ps2,197) in 2008.

III.	Forward instruments over indexes

During 2008, CEMEX negotiated forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, maturing in October 2009, through which CEMEX maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. At their maturity in 2009, these derivative instruments were renegotiated until October 2010 and subsequently were further extended until October 2011. Changes in the fair value of these instruments generated gains of approximately US$5 (Ps63) in 2010 and US$18 (Ps245) in 2009 and a loss of approximately US$32 (Ps359) in 2008.

IV.	Options on CEMEX’s own shares

As of December 31, 2010 and 2009, there were options based on the price of CEMEX’s ADSs for a notional amount of US$500 in both years maturing in August 2011, structured within a debt transaction of US$500 (Ps6,870) issued in June 2008, pursuant to which if the ADS price exceeds approximately US$30.4, as adjusted as of December 31, 2010, the net interest rate of this debt would be zero. This rate increases as the price of the ADS decreases, with a maximum rate of 12% when the price per ADS is below approximately US$20.5, as adjusted as of December 31, 2010. CEMEX values the options based on the price of its ADS at fair value, recognizing gains and losses in the statements of operations. As of December 31, 2010 and 2009, the fair value represented liabilities of approximately US$71 (Ps878) and US$77 (Ps952), respectively, which included deposits in margin accounts of approximately US$105 (Ps1,298) in 2010 and US$54 (Ps707) in 2009. Changes in the fair value were recognized in the statements of operations within “Results from financial instruments,” representing losses of approximately US$21 (Ps266) in 2010, a gain of approximately US$2 (Ps25) in 2009 and a loss of approximately US$150 (Ps1,681) in 2008.

On March 30, 2010, in connection with the offering of the 2010 Optional Convertible Subordinated Notes and with the intention to effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX entered into a capped call transaction over approximately 52.6 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above US$13.60, CEMEX will receive in cash the difference between the market price of the ADS and US$13.60, with a maximum appreciation per ADS of US$5.23. CEMEX paid a premium of approximately US$105. As of December 31, 2010, the fair value of such contract represented an asset of approximately US$95 (Ps1,174). During 2010, changes in the fair value of this instrument generated a loss of approximately US$11 (Ps139), which was recognized in the statement of operations.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees, as described in note 19C. CEMEX granted a guarantee over this transaction for a notional amount of approximately US$360. As of December 31, 2010 and 2009, the fair value of such guarantee, net of deposits in margin accounts, represented liabilities of approximately US$95 (Ps1,174) and US$2 (Ps26), respectively. Changes in the fair value were recognized in the statements of operations within “Results from financial instruments,” representing a loss of approximately US$6 (Ps76) in 2010, a gain of approximately US$51 (Ps694) in 2009 and a loss of approximately US$190 (Ps2,130) in 2008. As of December 31, 2010 and 2009, cash deposits in margin accounts were approximately US$55 (Ps680) and US$141 (Ps1,846), respectively.

In addition, in October 2008, through the early settlement of forward contracts over approximately 81 million CPOs, CEMEX realized a loss of approximately US$153 (Ps2,102), which was recognized in the 2008 results.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

13.	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2010 and 2009, consolidated other current accounts payable and accrued expenses were as follows:

	2010		2009
Provisions	Ps	9,372	8,581
Other accounts payable and accrued expenses		2,967	2,942
Taxes payable		6,911	7,537
Advances from customers		1,564	2,408
Interest payable		1,697	1,752
Current liabilities for valuation of derivative instruments		8,140	—
Dividends payable		30	31

	Ps	30,681	23,251

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term (note 20). These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

Other non-current liabilities include the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months. As of December 31, 2010 and 2009, consolidated other non-current liabilities were as follows:

	2010		2009
Asset retirement obligations 1	Ps	5,658	5,322
Environmental liabilities 2		849	754
Accruals for legal assessments and other responsibilities 3		2,665	1,169
Non-current liabilities for valuation of derivative instruments		1,207	7,923
Other non-current liabilities and provisions 4		12,101	14,769

	Ps	22,480	29,937

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
3	Provisions for legal claims and other responsibilities include items related to tax contingencies.
4	As of December 31, 2010 and 2009, includes approximately Ps9,578 and Ps10,073, respectively, of taxes payable recognized during 2009 as a result of changes to the tax consolidation regime in Mexico (note 15A).

As of December 31, 2009 and 2008, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other non-current liabilities and provisions are detailed in note 20.

Changes in consolidated other non-current liabilities for the years ended December 31, 2010, 2009 and 2008, excluding changes in liabilities related to 2009 sale of assets in Australia, are the following:

	2010		2009	2008
Balance at beginning of period	Ps	29,937	22,710	15,492
Current period additions due to new obligations or increase in estimates		3,438	16,003	9,522
Current period releases due to payments or decrease in estimates		(916)	(9,153)	(2,276)
Additions due to business combinations		5	48	64
Reclassification from current to non-current liabilities, net		(8,654)	1,186	(236)
Foreign currency translation and inflation effects		(1,330)	(857)	144

Balance at end of period	Ps	22,480	29,937	22,710

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

14.	EMPLOYEE BENEFITS

Defined contribution plans

The costs of defined contribution plans for the years ended December 31, 2010, 2009 and 2008 were approximately Ps550, Ps479 and Ps708, respectively.

Defined benefit plans

For the years ended December 31, 2010, 2009 and 2008, the net periodic cost for pension plans, other postretirement benefits and termination benefits are summarized as follows:

	Pensions				Other benefits 1			Total
	2010		2009	2008	2010	2009	2008	2010	2009	2008
Net period cost:
Service cost	Ps	273	295	399	107	115	124	380	410	523
Interest cost		1,825	1,834	1,706	125	134	117	1,950	1,968	1,823
Actuarial return on plan assets		(1,310)	(1,382)	(1,614)	(2)	(1)	(2)	(1,312)	(1,383)	(1,616)
Amortization of prior service cost, transition liability and actuarial results		443	327	138	74	156	121	517	483	259
Loss (gain) for settlements and curtailments		(7)	68	33	(52)	(38)	(15)	(59)	30	18

	Ps	1,224	1,142	662	252	366	345	1,476	1,508	1,007

1	Includes the net periodic cost of termination benefits.

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2010 and 2009 are presented as follows:

	Pensions			Other benefits		Total
	2010		2009	2010	2009	2010	2009
Change in benefits obligation:
Projected benefit obligation at beginning of year	Ps	33,334	28,709	1,946	1,834	35,280	30,543
Service cost		273	295	107	115	380	410
Interest cost		1,825	1,834	125	134	1,950	1,968
Actuarial results		1,602	3,685	120	227	1,722	3,912
Employee contributions		58	73	—	—	58	73
Changes for acquisitions (disposals)		7	250	1	(6)	8	244
Foreign currency translation and inflation effects		(2,652)	520	(78)	(11)	(2,730)	509
Settlements and curtailments		(10)	(295)	(27)	(65)	(37)	(360)
Benefits paid		(1,885)	(1,737)	(166)	(282)	(2,051)	(2,019)

Projected benefit obligation at end of year		32,552	33,334	2,028	1,946	34,580	35,280

Change in plan assets:
Fair value of plan assets at beginning of year		21,659	19,760	22	19	21,681	19,779
Return on plan assets		1,716	2,550	1	3	1,717	2,553
Foreign currency translation and inflation effects		(1,723)	451	—	—	(1,723)	451
Additions through business combinations		(19)	202	—	—	(19)	202
Employer contributions		583	659	166	306	749	965
Employee contributions		58	73	—	—	58	73
Settlements and curtailments		(1)	(295)	—	(25)	(1)	(320)
Benefits paid		(1,885)	(1,741)	(166)	(281)	(2,051)	(2,022)

Fair value of plan assets at end of year		20,388	21,659	23	22	20,411	21,681

Amounts recognized in the balance sheets:
Funded status		12,164	11,675	2,005	1,924	14,169	13,599
Transition liability		(40)	(46)	(77)	(149)	(117)	(195)
Prior service cost and actuarial results		(6,471)	(6,090)	2	144	(6,469)	(5,946)

Net projected liability recognized	Ps	5,653	5,539	1,930	1,919	7,583	7,458

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As of December 31, 2010 and 2009, the projected benefit obligation is derived from the following types of plans and benefits:

	2010		2009
Plans and benefits totally unfunded	Ps	2,772	2,611
Plans and benefits partially or totally funded		31,808	32,669

Projected benefit obligation at end of the period	Ps	34,580	35,280

Based on MFRS D-3, prior services and actuarial results related to pension plans and other postretirement benefits are amortized during the estimated remaining years of service of the employees subject to these benefits. As of December 31, 2010, the approximate average years of service for pension plans is 10.8 years and 15.5 years for other postretirement benefits. As mentioned in note 2M, MFRS D-3 requires amortizing the transition liability, prior services and actuarial results accumulated as of December 31, 2007 under the previous MFRS D-3 related to pensions, other postretirement benefits and termination benefits, over a maximum period of five years. MFRS D-3 establishes that termination benefits generated after its adoption are recognized in the results of the period in which they are generated. The net periodic cost in 2010, 2009 and 2008 included the transition amortization established by MFRS D-3.

As of December 31, 2010 and 2009, plan assets were measured at their estimated fair value at year end and consisted of:

	2010		2009
Fixed-income securities
Cash	Ps	708	1,286
Investments in corporate bonds		8,481	5,632
Investments in government bonds		2,916	6,685

		12,105	13,603

Variable-income securities
Investment in marketable securities		5,026	5,731
Other investments and private funds		3,280	2,347

		8,306	8,078

	Ps	20,411	21,681

As of December 31, 2010, estimated future benefit payments for pensions and other postretirement benefits during the next ten years were as follows:

	2010
2011	Ps	1,908
2012		1,912
2013		1,868
2014		1,895
2015		1,896
2016 – 2020		10,046

The most significant assumptions used in the determination of the net periodic cost were as follows:

	2010				2009
	Mexico	United States	United Kingdom	Other countries 1	Mexico	United States	United Kingdom	Other countries 1
Discount rates	8.5%	5.5%	5.7%	4.0% - 8.9%	9.0%	6.2%	6.0%	4.7% - 9.0%
Rate of return on plan assets	9.0%	7.5%	6.5%	3.8% - 9.0%	9.0%	8.0%	6.7%	3.0% - 9.0%
Rate of salary increases	4.5%	3.0%	3.6%	2.0% - 6.0%	5.5%	3.5%	3.0%	2.3% - 5.5%

1	Range of rates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As of December 31, 2010 and 2009, the aggregate projected benefit obligation for pension plans and other benefits and the plan assets by country were as follows:

	2010				2009
	Projected benefit obligation		Assets	Deficit	Projected benefit obligation		Assets	Deficit
Mexico	Ps	3,725	710	3,015	Ps	3,228	904	2,324
United States		4,665	3,475	1,190		4,612	3,873	739
United Kingdom		19,928	14,404	5,524		20,800	14,820	5,980
Other countries		6,262	1,822	4,440		6,640	2,084	4,556

	Ps	34,580	20,411	14,169	Ps	35,280	21,681	13,599

Other information related to employees’ benefits at retirement

During 2010, 2009 and 2008, CEMEX reduced its workforce, subject to defined pension and medical benefits in the United States, and during 2008, CEMEX reduced its workforce, subject to defined pension benefits in several countries including the United Kingdom, and froze the defined benefit pension plan in Puerto Rico. These actions generated events of settlement and curtailment of obligations in the respective pension plans pursuant to MFRS D-3. As a result, changes in the plan liabilities and proportional parts of prior services and actuarial results pending to be amortized were recognized in the statements of operations for the periods, which represented a gain of approximately Ps7 in 2010 and losses of approximately Ps68 and Ps33 in 2009 and 2008, respectively.

The defined benefit plan in the United Kingdom has been closed to new participants since January 2004. Regulation in the United Kingdom requires entities to maintain plan assets at a level similar to that of the obligations. Consequently, it is expected that CEMEX will make significant contributions to the United Kingdom’s pension plans in the following years. As of December 31, 2010, the deficit in the funded status of these plans after reducing the deficit related to other postretirement benefits, which are financed through daily operations, was approximately Ps5,116.

Information related to termination benefits

In some countries, CEMEX pays benefits to personnel pursuant to legal requirements upon termination of their working relationships based on the years of service and the last salary received. The projected benefits obligation of these benefits as of December 31, 2010 and 2009 was approximately Ps509 and Ps568, respectively.

Information related to other postretirement benefits

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2010 and 2009, the projected benefit obligation related to these benefits was approximately Ps1,268 and Ps1,247, respectively. The medical inflation rate used in 2010 to determine the projected benefits obligation of these benefits was 7.0% in Mexico, 4.7% in Puerto Rico and in the United States and 7.4% in the United Kingdom.

Other employee benefits

In addition, in some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2010, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 350 thousand dollars to 2 million dollars. If all employees qualifying for health care benefits required medical services simultaneously, the contingency for CEMEX would be significantly larger. However, this scenario, while possible, is remote. The amount expensed for the years ended December 31, 2010, 2009 and 2008 through self-insured health care benefits was approximately US$81 (Ps1,026), US$106 (Ps1,442) and US$100 (Ps1,126), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

15.	INCOME TAXES

A)	INCOME TAXES FOR THE PERIOD

The amounts for income taxes included in the statements of operations in 2010, 2009 and 2008 are summarized as follows:

	2010		2009	2008
Current income taxes
From Mexican operations	Ps	(3,119)	(3,804)	(2,793)
From foreign operations		(4,914)	(4,885)	(5,180)

		(8,033)	(8,689)	(7,973)

Deferred income taxes
From Mexican operations		786	2,181	5,990
From foreign operations		2,738	17,074	24,981

		3,524	19,255	30,971

	Ps	(4,509)	10,566	22,998

As of December 31, 2010, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards
2011	Ps	6,470
2012		6,657
2013		5,910
2014		825
2015 and thereafter		271,495

	Ps	291,357

As of December 31, 2009, in connection with changes to the tax consolidation regime in Mexico (note 2N) and based on Interpretation 18, CEMEX recognized a liability for Ps10,461 against “Other non-current assets” for Ps8,216 in connection with the net liability recognized before the new tax law, and Ps2,245 against “Retained earnings,” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to the Parent Company; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation, over the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2,911 against a credit to “Retained earnings.” In addition, considering during 2010: a) cash payments of Ps325; b) income tax from subsidiaries paid to the Parent Company for Ps2,496; and c) other adjustments of Ps358, the estimated tax payable for tax consolidation in Mexico as of December 31, 2010 amounted to Ps10,079.

B)	DEFERRED INCOME TAXES

As of December 31, 2010 and 2009, the income tax effects of the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2010		2009
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	73,843	77,602
Accounts payable and accrued expenses		8,206	8,487
Intangible assets and deferred charges, net		13,096	2,352
Others		1,032	1,161

Total deferred tax assets		96,177	89,602
Less – Valuation allowance		(40,137)	(32,079)

Net deferred tax assets		56,040	57,523
Deferred tax liabilities:
Property, machinery and equipment		(42,284)	(47,605)
Investments and other assets		(3,205)	(4,826)
Others		(3,194)	(983)

Total deferred tax liabilities		(48,683)	(53,414)

Net deferred tax asset (liability)	Ps	7,357	4,109

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Changes to the consolidated valuation allowance of deferred tax assets in 2010, 2009 and 2008 were as follows:

	2010		2009	2008
Balance at the beginning of the period	Ps	(32,079)	(27,194)	(21,093)
Increases		(14,780)	(18,638)	(5,652)
Decreases 1		3,436	13,547	1,571
Translation effects		3,286	206	(2,020)

Balance at the end of the period	Ps	(40,137)	(32,079)	(27,194)

The changes in consolidated deferred income taxes during 2010, 2009 and 2008 were as follows:

	2010		2009	2008
Deferred income tax charged to the statements of operations	Ps	3,524	19,255	30,971
Deferred income tax in stockholders’ equity 2		778	941	(362)
Reclassification to other captions in the balance sheet		(1,054)	1,060	—

Change in deferred income tax for the period	Ps	3,248	21,256	30,609

1	Includes in 2009 the reclassification of the liability related to the income tax law reforms in Mexico.
2	The change in stockholders’ equity in 2010 and 2009, includes an expense of Ps338 and an income of Ps585, respectively, related to the effect generated for the future tax deduction of the debt components of both the 2010 Optional Convertible Subordinated Notes and the Mandatorily Convertible Securities (note 12). In 2008, this includes a debit of Ps920 related to the initial effect of deferred tax liabilities on investment in associates, recognized within “Retained earnings,” and a credit of Ps558 related to the deferred tax asset on items directly recognized in stockholders’ equity.

CEMEX believes that sufficient taxable income will be generated as to realize the tax benefits associated with the deferred income tax assets and tax loss carryforwards, prior to their expiration. Nevertheless, a valuation allowance is recorded for the deferred tax assets on tax loss carryforwards that are estimated and may not be recoverable in the future. In the event that present conditions change, and it is determined that future operations would not generate sufficient taxable income, the valuation allowance on deferred tax assets would be increased against the results of the period.

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

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2010, 2009 and 2008 were as follows:

	2010	2009	2008
	%	%	%
Consolidated statutory tax rate	(30.0)	(28.0)	(28.0)
Non-taxable dividend income	—	(7.4)	(15.6)
Other non-taxable income 1	(14.7)	(179.9)	(32.6)
Expenses and other non-deductible items	(3.1)	30.8	25.3
Non-taxable sale of marketable securities and fixed assets	21.0	(86.9)	(7.4)
Difference between book and tax inflation	11.7	27.1	8.0
Other tax non-accounting benefits	46.3	(0.5)	(8.6)
Foreign exchange fluctuations 2	3.2	12.8	(37.8)
Others	3.2	4.3	(4.3)

Effective consolidated tax rate	37.6	(227.7)	(101.0)

1	Includes the effects of the different income tax rates in the countries where CEMEX operates.
2	Includes the effects of foreign exchange fluctuations recognized as translation effects (note 16B).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

16.	STOCKHOLDERS’ EQUITY

The carrying amounts of consolidated stockholders’ equity exclude investments in shares of CEMEX, S.A.B. de C.V. held by subsidiaries, which implied a reduction to controlling interest stockholders’ equity of Ps220 (16,668,156 CPOs) in 2010, Ps187 (16,107,081 CPOs) in 2009 and Ps6,354 (589,238,041 CPOs) in 2008. This reduction is included within “Other equity reserves.” The increase in CPOs held by subsidiaries during 2010 refers to CPOs received by subsidiaries as a result of the recapitalization of retained earnings as described in this note.

A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2010 and 2009, the breakdown of common stock and additional paid-in capital was as follows:

	2010		2009
Common stock	Ps	4,132	4,127
Additional paid-in capital		104,590	98,797

	Ps	108,722	102,924

As of December 31, 2010 and 2009, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2010		2009
Shares 1	Series A 2	Series B 3	Series A 2	Series B 3
Subscribed and paid shares	20,043,602,184	10,021,801,092	19,224,300,330	9,612,150,165
Unissued shares authorized for stock compensation programs	345,164,180	172,582,090	395,227,442	197,613,721
Shares that guarantee the issuance of convertible securities 4	1,896,584,924	948,292,462	344,960,064	172,480,032
Shares authorized for the issuance of stock or convertible securities 5	3,415,076	1,707,538	1,055,039,936	527,519,968

	22,288,766,364	11,144,383,182	21,019,527,772	10,509,763,886

1	13,068,000,000 shares in both years correspond to the fixed portion and 20,365,149,546 as of December 31, 2010 and 18,461,291,658 as of December 31, 2009 correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
3	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
4	Shares that guarantee the conversion of both the 2010 Optional Convertible Subordinated Notes and the Mandatorily Convertible Securities (note 12).
5	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On April 29, 2010, stockholders at the annual ordinary stockholders’ meeting approved resolutions: (i) to increase the variable common stock through the capitalization of retained earnings, issuing up to 1,153.8 million shares (384.6 million CPOs) based on a price of Ps14.24 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 384.6 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of Ps5,476, and (ii) to increase the variable common stock by up to 750 million shares (250 million CPOs) issuable as a result of antidilution adjustments upon conversion of CEMEX’s convertible securities, which generated an increase in common stock for approximately Ps2 against retained earnings. There was no cash distribution and no entitlement to fractional shares.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

On April 23, 2009, stockholders at the annual ordinary stockholders’ meeting approved resolutions to increase the variable common stock through the capitalization of retained earnings, issuing up to 1,004 million shares (335 million CPOs) based on a price of Ps13.07 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 334 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps4,370. In addition, stockholders approved resolutions to cancel the corresponding shares held in CEMEX’s treasury. There was no cash distribution and no entitlement to fractional shares.

On April 24, 2008, stockholders at the annual ordinary stockholders’ meeting approved resolutions to: (i) create a reserve for share repurchases of up to Ps6,000; and (ii) increase the variable common stock through the capitalization of retained earnings of up to Ps7,500, issuing up to 1,500 million shares (500 million CPOs), based on a price of Ps23.92 pesos per CPO or instead, stockholders could have chosen to receive a cash dividend of US$0.0835 per CPO (approximately Ps0.8677 pesos for each CPO considering the exchange rate of Ps10.3925 per dollar). As a result, shares equivalent to approximately 284 million CPOs were issued, representing an increase in common stock of approximately Ps2, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps6,792, while a cash dividend payment was made for approximately Ps214. In addition, stockholders approved the cancellation of the corresponding shares held in CEMEX’s treasury.

The CPOs issued pursuant to the exercise of options under the “Fixed program” (note 17A) generated additional paid-in capital of approximately Ps5 in 2010, Ps5 in 2009 and Ps4 in 2008, and increased the number of shares outstanding. Likewise, in connection with the long-term compensation program (note 17) in 2010 and 2009, CEMEX issued approximately 25.7 and 13.7 million CPOs, generating an additional paid-in capital of approximately Ps312 and Ps163, respectively, associated with the fair value of the compensation received by executives.

B)	OTHER EQUITY RESERVES

As of December 31, 2010 and 2009, the balance of other equity reserves is summarized as follows:

	2010		2009
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 15B and 16D) 1	Ps	19,197	26,700
Issuance of convertible securities 2		3,203	1,971
Treasury shares held by subsidiaries		(220)	(187)

	Ps	22,180	28,484

1	In 2010, includes a gain of approximately Ps5,401, resulting from the exchange of perpetual debentures (note 12A).
2	Represents the equity components associated with the issuances of convertible securities into shares of CEMEX, S.A.B. de C.V. described in note 12A. Upon mandatory or voluntary conversion of these securities, these balances will be correspondingly reclassified to common stock and/or additional paid-in capital.

For the years ended December 31, 2010, 2009 and 2008, the translation effects of foreign subsidiaries included in the statement of changes in stockholders’ equity were as follows:

	2010		2009	2008
Foreign currency translation adjustment 1	Ps	6,123	(17,716)	106,190
Foreign exchange fluctuations from debt 2		1,886	2,158	(9,407)
Foreign exchange fluctuations from intercompany balances 3		(20,059)	14,654	(65,796)

	Ps	(12,050)	(904)	30,987

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
2	Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V. associated with the acquisition of foreign subsidiaries and designated as hedge of the net investment in foreign subsidiaries. The average amount of such debt was approximately US$2,829 in 2010, US$3,200 in 2009 and US$3,656 in 2008.
3	Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future, of which a loss of Ps4,857 in 2008 was recognized in CEMEX, S.A.B. de C.V.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

C)	RETAINED EARNINGS

In 2009, a charge for a portion of the liability resulting from changes in the Mexican tax consolidation rules of approximately Ps2,245 was included (note 15A). Nonetheless, in 2010, due to recent modifications to the income tax law in Mexico, in accordance to Interpretation 18, CEMEX reduced its estimated tax payable by approximately Ps2,911 against a credit to “Retained earnings.” In addition, in connection with the initial adoption of MFRS C-3 in 2010, CEMEX reduced its retained earnings by approximately Ps105 (note 2G). In 2008, the caption includes the effects associated with the adoption of several MFRS: a) the reclassification of the accumulated results from holding non-monetary assets (note 2A); b) the reclassification of the cumulative initial deferred income tax effect (note 2N); c) the cumulative initial deferred income tax recognition in investments in associates; and d) the cumulative initial deferred income tax recognition based on the assets and liabilities method (note 2M), which decreased retained earnings by Ps97,722, Ps6,918, Ps920 and Ps2,283, respectively.

Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2010, the legal reserve amounted to Ps1,804.

D)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2010 and 2009, non-controlling interest in equity amounted to approximately Ps3,214 and Ps3,838, respectively.

Perpetual debentures

As of December 31, 2010 and 2009, consolidated balance sheets included approximately US$1,320 (Ps16,310) and US$3,045 (Ps39,859), respectively, representing the notional amount of perpetual debentures. On May 12, 2010, as mentioned in note 12A, following an exchange offer with the debenture holders, CEMEX exchanged amounts in excess of a majority of the then outstanding principal amount of each series of perpetual debentures for new secured notes.

Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of approximately Ps1,624 in 2010, Ps2,704 in 2009 and Ps2,596 in 2008.

These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The definition of the debentures as equity instruments was made under applicable IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

As of December 31, 2010 and 2009, CEMEX’s perpetual debentures were as follows:

Issuer	Issuance date	2010 Nominal amount		2009 Nominal amount		Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007		€266		€730	Tenth anniversary	6.3%
C8 Capital (SPV) Ltd.	February 2007	US$	369	US$	750	Eighth anniversary	6.6%
C5 Capital (SPV) Ltd. 1	December 2006	US$	147	US$	350	Fifth anniversary	6.2%
C10 Capital (SPV) Ltd.	December 2006	US$	449	US$	900	Tenth anniversary	6.7%

1	If CEMEX does not exercise its repurchase option by December 31, 2011, the annual interest rate of this series will change to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. CEMEX is not permitted to call these debentures under the Financing Agreement. As of December 31, 2010, 3-month LIBOR was approximately 0.30%.

As mentioned in note 12C, as of December 31, 2008, there were derivative instruments associated with the perpetual debentures, through which CEMEX changed the risk profile associated with interest rates and foreign exchange rates in respect of the debentures from the U.S. dollar and euro to the Japanese yen. These derivative instruments were settled during 2009.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

17.	EXECUTIVE STOCK-BASED COMPENSATION

CEMEX has a long-term compensation program providing for the grant of CEMEX’s CPOs to a group of executives. Beginning in 2009, CEMEX issues new CPOs under each annual program over a 4 year period. By agreement with the executives, the CPOs of the annual grant, which is equivalent to 25% of the CPOs related to each plan, are placed in a trust established for the benefit of the executives (the “executives’ trust”) to comply with a 1 year restriction on sale. Under these plans, CEMEX granted approximately 25.7 million CPOs in 2010 and 13.7 million CPOs in 2009 that were subscribed and pending for payment in CEMEX’s treasury, corresponding in 2010 to the first 25% of the 2010 program and the second 25% of the 2009 program, and in 2009 to the first 25% of the 2009 program. The remaining shares will be issued during the following years representing approximately 50.7 million CPOs. During 2008, under this program, the eligible executives received cash bonuses, which were used by the executives to simultaneously acquire CPOs in the market through the executives’ trust. Such CPOs were placed in the executives’ trust to comply with a restriction on sale period of 4 years, which vests up to 25% at the end of each year. The compensation expense related to the grants in 2010 and 2009 represented the fair value of CPOs as of the grant date considering a weighted average price per CPO of Ps12.54 and Ps11.86, respectively. In 2008, the fair value of CPOs at acquisition date equaled the cash bonuses. The expense recognized in the statements of operations in connection with these programs during 2010, 2009 and 2008 amounted to Ps536, Ps606 and Ps725, respectively.

Until 2005, CEMEX granted stock options to executives based on CEMEX’s CPOs. Options outstanding under CEMEX’s programs represent liability instruments, except for those of its “Fixed program,” which was designated as equity instruments (note 2T). The information related to options granted in respect of CEMEX, S.A.B. de C.V. CPOs is as follows:

Options	Fixed program (A)		Variable program (B)		Restricted program (C)		Special program (D)
Options outstanding at the beginning of 2008		898,470		1,376,347		15,022,272		845,424
Changes in 2008:
Options cancelled and adjustments		(63,352)		—		—		—
Options exercised		(87,873)		(17,427)		—		(99,425)

Options outstanding at the end of 2008		747,245		1,358,920		15,022,272		745,999
Changes in 2009:
Options exercised		(133,606)		—		—		(23,381)

Options at the end of 2009		613,639		1,358,920		15,022,272		722,618
Changes in 2010:
Options cancelled and adjustments		(57,933)		—		—		—
Options exercised		(106,963)		—		—		(8,000)

Options at the end of 2010		448,743		1,358,920		15,022,272		714,618

Underlying CPOs 1		2,760,842		7,119,529		70,481,496		14,292,360

Exercise prices:
Options outstanding at the beginning of 2010 1, 2	Ps	6.49	US$	1.43	US$	2.00	US$	1.36
Options exercised in the year 1, 2	Ps	7.53		—		—	US$	0.97
Options outstanding at the end of 2010 1, 2	Ps	5.85	US$	1.52	US$	2.00	US$	1.36

Average life of options:		0.5 years		1.3 years		1.5 years		2.8 years

Number of options per exercise price:		266,385 – Ps4.5		886,170 – US$1.6		15,022,272 – US$2.0		81,826 – US$1.1
		182,358 – Ps7.8		141,679 – US$1.7		—		125,345 – US$1.4
		—		67,295 – US$1.4		—		135,751 – US$1.0
		—		205,034 – US$1.2		—		257,291 – US$1.4
		—		58,742 – US$1.5		—		114,405 – US$1.9

Percent of options fully vested:		100%		100%		100%		100%

1	Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.
2	Weighted average exercise prices per CPO.

A)	Fixed program

From June 1995 through June 2001, CEMEX granted stock options with a fixed exercise price in pesos, equivalent to the market price of the CPO at the grant date and with tenure of 10 years. The employees’ option rights vested up to 25% annually during the first 4 years after having been granted.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

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

From June 2001 through June 2005, CEMEX’s subsidiary in the United States granted, to a group of its employees, a stock option program to purchase CEMEX ADSs. The options granted have a fixed exercise price denominated in dollars and tenure of 10 years. The employees’ option rights vested up to 25% annually after having been granted. The option exercises are hedged using ADSs currently owned by subsidiaries, which increases stockholders’ equity and the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs (ten CPOs represent one ADS).

Other programs

CEMEX’s subsidiary in Ireland has an outstanding stock option program in its own shares. As of December 31, 2010 and 2009, this subsidiary had outstanding options over 307,748 and 347,748 of its shares, respectively, with an average exercise price per share of approximately €1.18 in 2010 and €1.23 in 2009. As of December 31, 2010 and 2009, the market price per share of CEMEX’s subsidiary in Ireland was €0.21 and €0.18, respectively.

Valuation of options at fair value and accounting recognition

All options of programs that qualify as liability instruments are valued at their estimated fair value as of the date of the financial statements, recognizing changes in valuations in the statements of operations. Changes in the provision for executive stock option programs for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Restricted program		Variable program	Special program	Total
Provision as of December 31, 2007	Ps	927	120	283	1,330
Net revenue in current period results		(1,055)	(129)	(353)	(1,537)
Estimated decrease from exercises of options		—	1	29	30
Foreign currency translation effect		239	31	73	343

Provision as of December 31, 2008		111	23	32	166
Net expense in current period results		8	2	18	28
Estimated decrease from exercises of options		—	—	5	5
Foreign currency translation effect		(5)	(1)	(1)	(7)

Provision as of December 31, 2009		114	24	54	192
Net revenue in current period results		(92)	(15)	(40)	(147)
Estimated decrease from exercises of options		—	—	2	2
Foreign currency translation effect		(7)	(1)	(3)	(11)

Provision as of December 31, 2010	Ps	15	8	13	36

The options’ fair values were determined through the binomial option-pricing model. As of December 31, 2010, 2009 and 2008, the most significant assumptions used in the valuations were as follows:

Assumptions	2010	2009	2008
Expected dividend yield	4.0%	7.9%	10.4%
Volatility	35%	35%	35%
Interest rate	2.6%	2.6%	1.8%
Weighted average remaining tenure	1.3 years	4.8 years	5.3 years

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

18.	EARNINGS (LOSS) PER SHARE

The amounts considered for calculations of earnings (loss) per share (“EPS”) 2010, 2009 and 2008 were as follows:

	2010		2009	2008
Denominator (thousands of shares)
Weighted average number of shares outstanding – basic		29,974,524	26,796,205	25,142,051
Effect of dilutive instruments – stock-based compensation (note 17)		—	39,963	10,337
Effect of dilutive instruments – convertible securities (note 12A)		—	517,440	—

Potentially dilutive shares		—	557,403	10,337

Weighted average number of shares outstanding – diluted		—	27,353,608	25,152,388

Numerators
Controlling interest income (loss) before discontinued operations	Ps	(16,489)	5,925	226
Less: non-controlling interest net income		27	240	45

Controlling interest income (loss) before discontinued operations – basic		(16,516)	5,685	181
Plus: interest expense on convertible securities		—	16	—

Controlling interest income before discontinued operations – diluted	Ps	—	5,701	181

Income (loss) from discontinued operations	Ps	—	(4,276)	2,097

Basic earnings (loss) per share
Controlling interest basic EPS from continuing operations	Ps	(0.55)	0.21	0.01
Basic EPS from discontinued operations		—	(0.16)	0.08

Diluted earnings (loss) per share
Controlling interest diluted EPS from continuing operations	Ps	—	0.21	0.01
Diluted EPS from discontinued operations		—	(0.16)	0.08

Diluted earnings per share reflect the effects of any transactions which have a potentially dilutive effect on the weighted average number of common shares outstanding. The dilutive effect of the number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method. In connection with the restricted CPO grants under the long-term compensation program initiated in 2009, as well as the convertible securities, the total amount of CPOs committed for issuance in the future is computed from the beginning of the reporting period. Based on MFRS B-14 “Earnings per Share” (“MFRS B14”), the weighted average number of shares outstanding in 2009 and 2008 includes the shares issued as a result of the capitalization of retained earnings declared in April 2010 and 2009 (note 16A).

According to MFRS B-14, diluted earnings per share shall not be disclosed when the result from continuing operations is a loss.

19.	COMMITMENTS

A)	GUARANTEES

As of December 31, 2010 and 2009, CEMEX, S.A.B. de C.V. had guaranteed loans of certain subsidiaries for approximately US$13,028 and US$12,570, respectively.

B)	PLEDGED ASSETS

As of December 31, 2010 and 2009, CEMEX had liabilities amounting to US$186 and US$292, respectively, secured by property, machinery and equipment.

In addition, in connection with the Financing Agreement (note 12A), CEMEX transferred the shares of several of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, S.A., to a trust for the benefit of the bank lenders, note holders and other creditors having the benefit of negative pledge clauses, in order to guarantee payment obligations under the Financing Agreement and other financial transactions. These shares secure several other financings entered into subsequent to the date of the Financing Agreement.

C)	COMMITMENTS

As of December 31, 2010 and 2009, CEMEX had commitments for the purchase of raw materials for an approximate amount of US$288 and US$172, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA formed an alliance to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico should acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity.

In 1999, CEMEX entered into agreements with an international partnership, which built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, another international company replaced the original operator. The agreements established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. Likewise, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos, which terminates in 2024. With the change of the operator, in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the TEG fuel supply contract, CEMEX intends to purchase the required fuel in the market. CEMEX is not required to make any capital expenditure in the project. For the years ended December 31, 2010, 2009 and 2008, TEG supplied (unaudited) 72.8%, 73.7% and 60.4%, respectively, of CEMEX’s 15 plants’ electricity needs in Mexico during such year.

In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE has been committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount once on a monthly and quarterly basis. According to the contract, COZ acquired 28 MW in 2008 and 2009, 27 MW in 2010 and will acquire 27 MW per year from 2011 to 2014. COZ expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, does not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under MFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately US$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 126 million CPOs at a price of US$2.8660 per CPO (120% of initial CPO price in dollars), as adjusted as of December 31, 2010. If the value of the assets held in the trust (32.1 million CPOs and the securities that track the performance of the Mexican Stock Exchange) were insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between US$2.8660 and the market value of the assets of the trust. The purchase price per CPO in dollars and the corresponding number of CPOs under this transaction are subject to dividend and other antidilution adjustments. CEMEX recognizes a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations (note 12C).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

D)	CONTRACTUAL OBLIGATIONS

As of December 31, 2010 and 2009, CEMEX had the following contractual obligations:

(U.S. dollars millions)	2010						2009
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total	Total
Long-term debt	US$	407	1,160	10,500	4,289	16,356	15,851
Capital lease obligations		2	2	1	1	6	15

Total debt 1		409	1,162	10,501	4,290	16,362	15,866
Operating leases 2		199	297	124	111	731	920
Interest payments on debt 3		964	2,131	1,068	454	4,617	5,144
Pension plans and other benefits 4		154	306	306	813	1,579	1,670

Total contractual obligations 5	US$	1,726	3,896	11,999	5,668	23,289	23,600

	Ps	21,333	48,155	148,308	70,056	287,852	308,924

1	The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of similar nature.
2	The amounts of operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$199 (Ps2,521), US$243 (Ps3,305) and US$198 (Ps2,239) in 2010, 2009 and 2008, respectively.
3	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the interest rates in effect as of December 31, 2010 and 2009.
4	Represents estimated annual payments under these benefits for the next 10 years (note 14). Future payments include the estimate of new retirees during such future years.
5	Excludes the contractual obligation to purchase, from Ready Mix USA, its joint venture interests in the two joint ventures between Ready Mix USA and CEMEX pursuant to the exercise of the put option (note 9A).

20.	CONTINGENCIES

A)	CONTINGENT LIABILITIES RESULTING FROM LEGAL PROCEEDINGS

As of December 31, 2010, CEMEX was involved in various significant legal proceedings, the resolutions of which would imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements. Such provisions represent the best estimate of the contingent amounts payable in respect of these legal proceedings. As a result, CEMEX believes that it will not incur significant expenditure in excess of the amounts previously recorded. The details of the most significant events are as follows:

•

On January 2, 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, including CEMEX Polska and another of CEMEX’s indirect subsidiaries in Poland. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish cement market. In January 2007, CEMEX Polska filed its response to the notification, denying that it had committed the practices listed by the Protection Office. In addition, CEMEX Polska submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska amounted to 115 million Polish zlotys (US$39 or Ps479), which represents 10% of CEMEX Polska’s total revenue for the calendar year preceding the imposition of the fine. CEMEX Polska initiated an appeal before the Polish Court of Competition and Consumer Protection. The resolution will not be enforced until two appeals are exhausted. As of December 31, 2010, CEMEX recognized a provision of approximately 72 million Polish zlotys (US$24 or Ps300), representing the best estimate on such date of the expected cash outflow in connection with this resolution.

•

In 2005, through the acquisition of RMC Group plc (“RMC”), CEMEX assumed environmental remediation liabilities in the United Kingdom, pertaining to closed and current landfill sites for the confinement of waste. As of December 31, 2010, CEMEX had generated a provision for the net present value of such obligation of approximately £130 (US$203 or Ps2,507). Expenditure has been assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

•

In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland, AG, CEMEX’s subsidiary in Germany, and other German cement companies, originally seeking approximately €102 (US$136 or Ps1,681) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. In the meantime, CDC has acquired new claims by assignment and the claim has increased to €131 (US$175 or Ps2,159). CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. In February 2007, the District Court in Düsseldorf allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed the resolution but the appeal was dismissed in May 2008 and the lawsuit will proceed at the level of court of first instance. As of December 31, 2010, CEMEX Deutschland, AG had accrued liabilities regarding this matter for approximately €20 (US$27 or Ps330). The District Court in Düsseldorf has called for a hearing on the merits of this case, scheduled for May 26, 2011.

•

As of December 31, 2010, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately US$29 (Ps358). The environmental matters relate to: a) the disposal of various materials, in accordance with past industry practice, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX’s subsidiaries believe that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, CEMEX’s subsidiaries do not believe that they will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed.

B)	OTHER LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals as CEMEX believes that the probability of loss is reasonably remote after considering all the elements of such proceedings. As of December 31, 2010, the details of the most significant events with a quantification of the potential loss, when it is determinable, were as follows:

•

In September 2009, officers from the European Commission (“EC”), in conjunction with local officials of the Spanish National Competition Enforcement Authority (Comisión Nacional de la Competencia or “CNC”), conducted an unannounced inspection at CEMEX’s offices in Spain. The EC alleges that CEMEX may have participated in anti-competitive agreements and/or concerted practices. This investigation is related to previous unannounced inspections carried out by the EC in the United Kingdom and Germany in November 2008. Since the inspections, CEMEX has received requests for information from the EC in September 2009, October 2010 and December 2010. CEMEX has fully cooperated by providing the relevant information on time.

•

On December 8, 2010, the EC informed CEMEX that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. These proceedings may lead to an infringement decision, or if the objections raised by the EC are not substantiated, the case might be closed. If the allegations are substantiated, the EC may impose a maximum fine of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved. CEMEX intends to defend its position vigorously in this proceeding and is fully cooperating and will continue to cooperate with the EC in connection with this matter.

•

On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian pesos (US$22 or Ps272) and imposed a penalty in the amount of approximately 69 billion Colombian pesos (US$36 or Ps445), both amounts as of December 31, 2010. The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. CEMEX believes that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, CEMEX believes that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

•

In September 2009, the CNC, applying exclusively national antitrust law, separately conducted its own inspection in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix and aggregates within the Chartered Community of Navarre (“Navarre”). In December 2009, the CNC started a procedure against CEMEX España for alleged practices prohibited under the Spanish competition law. In November 2010, the CNC provided CEMEX España with a Statement of Facts that included some allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward Holding B.V., could be jointly and severally liable for the investigated behavior. On December 10, 2010, the CNC Investigative Department notified CEMEX of its proposed decision, which declared an existence of infringement, and will submit the proposed decision to the CNC Council. The notification of the proposed decision marked the end of the investigation phase. On December 29, 2010, CEMEX submitted its opposition to the proposed decision denying all charges formulated by the CNC. The CNC must issue a final decision within 18 months from the formal start of the procedure, which began on December 15, 2009. The maximum fine that the CNC could impose would be 10% of the total revenues of CEMEX España’s ready-mix production activities within Navarre for the calendar year preceding the imposition of the fine.

•

In June 2009, the Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately US$550 in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also states that the State of Texas is seeking injunctive relief. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed an appeal on March 25, 2010 and its appellate brief on May 28, 2010. The GLO has also requested that the Texas Court of Appeals hear oral arguments in this matter. CEMEX has filed its response brief and oral argument was set for May 3, 2011. CEMEX will continue to vigorously defend the claim.

•

In January and March 2009, one of CEMEX’s subsidiaries in Mexico was notified of two findings of presumptive responsibility issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. CEMEX believes these findings contain substantial violations of rights granted by the Mexican Constitution. In February and April 2009, CEMEX filed two constitutional challenges in connection with these two cases. With respect to the first case, the Circuit Court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceedings and issues a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to avoid such violations. CEMEX believes that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, CEMEX filed a separate constitutional challenge with the Circuit Court to argue against the reinitiated proceeding. With respect to the second case, in December 2010, the District Court in Mexico City determined that CEMEX lacked standing with its constitutional challenge since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. CEMEX expects to appeal the resolution of the District Court.

•

In November 2008, AMEC/Zachry, the general contractor for the expansion program in Brooksville, Florida, filed a lawsuit against CEMEX Florida in the United States, alleging delay damages and seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry sought indemnity for US$60 (Ps742). During 2009, FLSmidth (“FLS”), a supplier for the mining and cement industry, became a co-defendant in the lawsuit. During 2009 and 2010, CEMEX filed counterclaims against both suppliers. On November 18, 2010, the court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida, and denied FLS’s motion on the pleading against CEMEX Florida. CEMEX Florida amended its pleadings in accordance with the court’s rulings. The parties have begun producing documents and are preparing to take depositions. Until discovery is significantly underway, CEMEX cannot assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX.

•

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia and other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia. The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs sought the repair of the roads and estimated that the cost of such repair would be approximately 100 billion Colombian pesos (US$52 or Ps646). In January 2008, CEMEX Colombia was subject to a court order, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit with the court 337.8 billion Colombian pesos (US$176 or Ps2,181) in cash. CEMEX appealed this decision and also requested that the guarantee be covered by all defendants in the case. In March 2009, the Superior Court of Bogotá allowed CEMEX to offer security in the amount of 20 billion Colombian pesos (US$10 or Ps129). CEMEX deposited the security and, in July 2009, the attachment was lifted. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages that could be borne by CEMEX Colombia upon appeal.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

C)	OTHER CONTINGENCIES FOR LEGAL PROCEDURES

Finally, there are certain legal proceedings in which a negative resolution for CEMEX may represent, among others, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease of future revenues, an increase in operating costs or a loss. Nevertheless, as of the date of these financial statements, in some cases, it is not possible to quantify the impact. As of December 31, 2010, the most significant other contingencies were the following:

•

Pursuant to amendments to the Mexican income tax law effective on January 1, 2005, Mexican companies with investments in entities incorporated in foreign countries whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on indirect revenues, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, provided, however, that such revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments were constitutional for tax years 2005 to 2007. Since the Supreme Court’s decision does not pertain to the amount of taxes due or other tax obligations, CEMEX will self-assess any taxes due through the submission of amended tax returns. CEMEX has not yet determined the amount of tax or the periods affected, but the amount could be material. If the Mexican tax authorities do not agree with our self-assessment of the taxes due for past periods, they may assess additional amounts of taxes past due, which could be material and may impact CEMEX’s cash flows.

•

On June 5, 2010, the Secretaría Distrital de Ambiente de Bogotá, the District of Bogota’s environmental secretary (or the “environmental secretary”), ordered the suspension of the mining activities of CEMEX Colombia at El Tunjuelo quarry, located in Bogotá, Colombia, as a temporary injunction. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers), which also have mining activities located in the same area of El Tunjuelo quarry, have also been ordered to suspend mining activities in that area. The environmental secretary alleges that during the past 60 years CEMEX Colombia and the other companies included in the temporary injunction have illegally changed the course of the Tunjuelo River, have used the percolating waters without any permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the environmental secretary informing about the initiation of proceedings to impose fines based on the previously mentioned presumed environmental violations against CEMEX Colombia. CEMEX Colombia responded to the temporary injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the corresponding authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial. On June 11, 2010, the local authorities in Bogotá, in compliance with the environmental secretary’s decision, sealed off the mine to machinery and prohibited the removal of our aggregates inventory. Although there is not an official quantification of the possible fine, the environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian pesos (US$157 or Ps1,941). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

•

In October 2009, CEMEX Corp., one of CEMEX’s subsidiaries in the United States, and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: a) the first type were filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants; and b) the second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all purported suits is the allegation that the defendants conspired to raise the price of cement and hinder competition in Florida. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, CEMEX moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. CEMEX also answered the complaint filed by the direct purchaser plaintiffs. CEMEX continues to believe that the lawsuits are without merit and intends to defend them vigorously. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Corp.

•

In October 2008, in connection with the nationalization of CEMEX’s assets in Venezuela (note 11A), CEMEX’s subsidiaries in Holland, which held CEMEX’s shares in CEMEX Venezuela, submitted a complaint seeking international arbitration to the International Centre for Settlement of Investment Disputes (“ICSID”) following the Venezuelan Government’s confiscation of assets, deprivation of rights of CEMEX Venezuela and the initiation of the expropriation of CEMEX’s Venezuelan business. On July 27, 2010, the ICSID tribunal heard arguments on the jurisdictional objections raised by the Republic of Venezuela and issued its decision in favor of jurisdiction on December 30, 2010. The proceedings are now expected to proceed to the merits phase of the arbitration. CEMEX is unable at this preliminary stage to estimate the likely range of potential recovery or to determine what position the Republic of Venezuela will take in these proceedings, the nature of the award that may be issued by the ICSID tribunal or the likely extent of collection of any possible monetary award issued.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In addition, the government of Venezuela has claimed that three cement transportation vessels, transferred before the expropriation of CEMEX Venezuelan operations, continue to be the property of the former CEMEX Venezuela, and obtained interim measures before a Venezuelan court barring further transfer or disposition of the vessels. The government of Venezuela attempted to enforce this interim measure in the courts of Panama, and on November 2010, the Panamanian Supreme Civil Court’s confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. The appropriate affiliates of CEMEX will continue to resist any further efforts by the government of Venezuela to assert ownership rights over the vessels.

•

In July 2008, Strabag SE (“Strabag”), one of the leading suppliers of building materials in Europe, entered into a Share Purchase Agreement (“SPA”) to purchase CEMEX’s operations in Austria and Hungary for €310 (US$413 or Ps5,105), subject to authorization of the competition authorities in Hungary and Austria. On July 1, 2009, Strabag notified CEMEX of its purported rescission of the SPA, arguing that the regulatory approvals were not obtained before June 30, 2009. In October 2009, CEMEX filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce (“ICC”), requesting a declaration that Strabag’s rescission of the SPA was invalid and claiming the payment of damages caused to CEMEX for the alleged breach of the SPA for €150 (US$200 or Ps2,472). In December 2009, Strabag requested the tribunal to dismiss the claim and also filed a counterclaim for the payment of damages and applied for security for costs related to the arbitration proceedings for an aggregate amount of approximately €2 (US$3 or Ps33). The security for costs application was withdrawn by Strabag in March 2010. The arbitration tribunal was constituted on February 16, 2010, and a first procedural hearing was held on March 23, 2010 at which parties agreed on the terms of reference and procedural rules in accordance to ICC Rules of Arbitration. On June 30, 2010, CEMEX submitted its statement of claim and its list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. CEMEX believes Strabag’s counterclaim to be unfounded.

•

In 2002, CEMEX Construction Materials Florida, LLC (“CEMEX Florida”), one of CEMEX’s subsidiaries in the United States, was granted one federal quarry permit that covered the SCL and FEC quarries, and was the beneficiary of another federal quarrying permit for the Lake Belt area in South Florida, which covered the Kendall Krome quarry. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies involved with the issuance of the permits. On January 29, 2010, in connection with the withdrawal of federal quarry permits in Lake Belt, Florida, the Army Corps of Engineers concluded a revision related to the court’s ruling in 2006 and determined procedures for granting new federal quarry permits in the area. During February 2010, new quarry permits were granted to the SCL and FEC quarries. However, at December 31, 2010, a number of potential environmental impacts must be addressed before a new federal quarry permit may be issued for mining in the Kendall Krome quarry. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from CEMEX’s Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse effect on our financial results.

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

In addition, as of December 31, 2010, there are various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business or results of operations.

As of December 31, 2010, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which, should any exist, would be appropriately disclosed and/or recognized in the financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

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

•

Mr. José Antonio Fernández Carbajal, member of the board of directors at CEMEX, S.A.B. de C.V., is president and chief executive officer of Fomento Empresarial Mexicano, S.A.B. de C.V. (“FEMSA”), a large multinational beverage company. In the ordinary course of business, CEMEX pays and receives various amounts to and from FEMSA for products and services for varying amounts on market terms. Mr. Fernández Carbajal is also vice-chairman of the board of Consejo de Enseñanza e Investigación Superior, A.C. (the managing entity of Instituto de Estudios Superiores de Monterrey or “ITESM”), of which Mr. Lorenzo Zambrano, chief executive officer and chairman of CEMEX’s board of directors, is chairman of the board. ITESM has received contributions by CEMEX for amounts that were not material in the periods presented.

•	At December 31, 2010, Mr. Rafael Rangel Sostmann, a member of the board of directors at CEMEX, S.A.B. de C.V., was the dean of ITESM.

•	During 2010, 2009 and 2008, there were no loans between CEMEX and board members or top management executives.

•

For the years ended December 31, 2010, 2009 and 2008, the aggregate amount of compensation paid by CEMEX, S.A.B. de C.V. and subsidiaries to its board of directors, including alternate directors and top management executives, was approximately US$11 (Ps139), US$11 (Ps144) and US$28 (Ps314), respectively. Of these amounts, approximately US$3 (Ps38) in 2010, US$10 (Ps131) in 2009 and US$12 (Ps134) in 2008, were paid as compensation plus performance bonuses, while approximately US$8 (Ps101) in 2010, US$1 (Ps13) in 2009 and US$16 (Ps179) in 2008, corresponded to share payments under the long-term incentive program in restricted CPOs.

22.	SUBSEQUENT EVENTS

On January 4, 2011, in connection with the class action lawsuits in Florida (note 20C), both the direct and indirect purchaser plaintiffs filed further amended complaint, which CEMEX answered on January 18, 2011. CEMEX simultaneously moved to partially dismiss the indirect purchaser plaintiffs’ amended complaint, again based on a lack of standing for two of the three named plaintiffs. CEMEX continues to believe that the lawsuits are without merit and intends to defend them vigorously.

On January 7, 2011, in connection with its nationalized assets in Venezuela (note 11A), CEMEX announced that it is maintaining a constructive negotiation process with the Republic of Venezuela aimed at achieving an amicable settlement and that an agreement may be finalized in the near term. Such agreement would render the ongoing arbitration process with the ICSID unnecessary. Nonetheless, for accounting purposes at December 31, 2010, CEMEX cannot assess the likelihood of effectively recovering the net asset in the short-term; therefore, its net assets remain within long-term assets.

On January 11, 2011, CEMEX, S.A.B. de C.V. finalized the offering of US$1 billion aggregate principal amount of senior secured notes due in 2018 with annual coupon of 9.0%, which were issued at 99.364% of face value, and will be callable beginning on their 4th anniversary. The notes share the collateral pledged to the lenders under the Financing Agreement and other senior secured indebtedness having the benefit of such collateral, and are unconditionally guaranteed by CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A. This transaction was intended to improve CEMEX’s debt maturity profile and liquidity position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

On January 21, 2011, the Mexican tax authority notified CEMEX, S.A.B. de C.V., of a tax assessment for approximately Ps996 (US$81) pertaining to the tax year 2005. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, the law allows the cost of goods sold to be deducted, instead of deducting purchases. Since there were inventories as of December 31, 2004, in a transition provision, the law allowed the inventory to be accumulated as income (thus reversing the deduction via purchases) and then be deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of CEMEX’s subsidiaries. The authorities argued that because of this offsetting, the right to use such losses at the consolidated level had been lost; therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the Mexican tax authority and will proceed to challenge the assessment before the tax court.

In February 2011, in connection with the tax matter in Colombia related to CEMEX’s 2008 year-end tax return, CEMEX Colombia presented its arguments to the Colombian Tax Authority. The Colombian Tax Authority has six months from the time CEMEX Colombia presented such arguments to send a “Liquidación Oficial,” or final determination, that CEMEX may appeal, if necessary.

On February 10, 2011, CEMEX made a prepayment of US$50 to reduce the principal amount due under the Financing Agreement. The prepayment satisfied in full the June 2012 amortization amount.

On February 24, 2011, stockholders at the extraordinary stockholders’ meeting approved an increase in the variable portion of our capital stock of up to 6 billion shares (equivalent to 2 billion CPOs). Pursuant to the resolution approved by CEMEX’s stockholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds and, until then, these shares will be kept in CEMEX’s treasury.

On February 24, 2011, stockholders at the 2010 annual ordinary stockholders’ meeting approved resolutions: (i) to increase the variable common stock through the capitalization of retained earnings, issuing up to 1,202.6 million shares (400.9 million CPOs) based on a price of Ps10.52 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 401 million CPOs were issued and paid. There was no cash distribution and no entitlement to fractional shares; and (ii) to increase the variable common stock by up to 60 million shares (20 million CPOs) issuable as a result of antidilution adjustments upon conversion of CEMEX’s 2010 Optional Convertible Subordinated Notes and the Mandatorily Convertible Securities. These shares will be kept in CEMEX’s treasury and will be used to preserve the rights of note holders pursuant to the company’s issuance of convertible notes.

On March 4, 2011, CEMEX closed a private exchange transaction of approximately €119 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures for approximately US$125 aggregate principal amount of new 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020, issued by CEMEX España, and guaranteed by CEMEX S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V. As a result of such private exchange, approximately €119 in aggregate principal amount of the 6.277% Perpetual Debentures and an equal corresponding aggregate principal amount of underlying dual-currency notes were cancelled.

On March 15, 2011, CEMEX finalized the offering of US$977.5 aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Notes”) and US$690 aggregate principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Notes” and, together with the 2016 Notes, the “2011 Optional Convertible Subordinated Notes”). The aggregate principal amounts reflect the full exercise of the US$177.5 and US$90 over-allotment option granted to the relevant initial purchasers related to the 2016 Notes and the 2018 Notes, respectively. The initial conversion price was equivalent to an approximate 30% premium to the closing price of CEMEX’s ADSs on March 9, 2011, and are convertible into CEMEX’s ADSs, at any time after June 30, 2011. The net proceeds from this transaction were used to fund the purchase of capped call transactions, which are generally expected to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes, improve CEMEX’s debt maturity profile by prepaying outstanding amounts under the Financing Agreement. This prepayment satisfied in full the December 2012 amortization amount and reduced the June 2013 amortization amount to US$294 million. As a result of the issuance, substantially all the new shares approved at CEMEX’s extraordinary stockholders’ meeting on February 24, 2011 are being reserved by CEMEX to satisfy conversion of these notes.

On April 1, 2011, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. In addition, the Colombian Tax Authority seeks to increase the taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian pesos (US$48) and to impose a penalty in the amount of approximately 144 billion Colombian pesos (US$77). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without take into considerations that future revenue will be taxed with income tax in Colombia. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

On April 5, 2011, CEMEX closed the offering of US$800 aggregate principal amount of Floating Rate Senior Secured Notes due in 2015, which were issued at 99.001% of face value. The April 2011 Notes are unconditionally guaranteed by CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A. The net proceeds from the offering, approximately US$788, were used to repay indebtedness under the Financing Agreement.

On April 15, 2011, in connection with the antitrust cases in Florida, the court denied the motions for certification filed by the direct and indirect purchasers.

On April 19, 2011, in connection with the note 9A, Blue Rock adopted the form of a S.à.r.l. (private limited liability company) and its name changed to TRG Blue Rock HBM Holdings S.à.r.l. (“Blue Rock -TRG”). Blue Rock-TRG is now managed by entities that are part of The Rohatyn Group, LLC (a privately owned firm that invests in the public equity and fixed income markets across the globe, including emerging markets of Latin America, Asia, Africa and Central and Eastern Europe).

On May 3, 2011, in connection with the Texas General Land Office litigation, the GLO and CEMEX submitted briefs and the Court of Appeals heard oral arguments on this matter. It is not certain when the court will issue its ruling.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

On May 5, 2011 and May 17, 2011 CEMEX extended its securitization programs of accounts receivables in Spain and in the United States for 5 and 2 years, respectively, for funded amounts of up to €100 in Spain and US$275 in the United States. As a result, CEMEX’s securitization programs outstanding as of December 31, 2010 expire for Spain on May 2016 and for the United States on May 2013.

On May 17, 2011, in connection with the antitrust investigations in Spain by the CNC, the CNC Council decided to accept CEMEX España’s request to review the evidence by the other parties. As a result, the deadline for the CNC Council to issue a decision has been interrupted and will resume once the other parties present the proposed evidence requested by CEMEX España.

In May 2011, the Internal Revenue Service (“IRS”) has issued various Notices of Proposed Adjustment (“NOPAs”) for the years 2005 through 2007 proposing a number of adjustments. CEMEX has requested the opportunity to discuss and negotiate these with the IRS field team before they are finalized as formal Revenue Agent Reports. CEMEX anticipates that this process of discussion and negotiation, together with subsequent administrative and legal processes that CEMEX may avail itself of if discussion and negotiation do not produce an acceptable settlement, may take an extended period of time, and management is uncertain that these issues will be settled in the next twelve months. CEMEX believes it has adequately reserved for its uncertain tax positions; however, there can be no assurance that the outcome of the IRS negotiations will not require further provisions for taxes.

23.	MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2010 and 2009 were as follows:

	Country	% Interest
Subsidiary		2010	2009
CEMEX México, S. A. de C.V. 1	Mexico	100.0	100.0
CEMEX España, S.A. 2	Spain	99.9	99.9
CEMEX, Inc.	United States	100.0	100.0
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.	Colombia	99.7	99.7
Cemento Bayano, S.A.	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Asia Holdings Ltd. 3	Singapore	100.0	100.0
Solid Cement Corporation 3	Philippines	100.0	100.0
APO Cement Corporation 3	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. 3	Thailand	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Investments Limited	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria, AG.	Austria	100.0	100.0
CEMEX Hrvatska d.d.	Croatia	100.0	100.0
CEMEX Czech Operations, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Hungária Kft.	Hungary	100.0	100.0
Readymix PLC. 4	Ireland	61.2	61.2
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, Gulf Quarries LLC, CEMEX Supermix LLC and CEMEX Falcon LLC 5	United Arab Emirates	100.0	100.0

1.	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2.	CEMEX España, S.A. is the indirect holding company of all CEMEX’s international operations.
3.	Represents CEMEX’s indirect interest in the economic benefits of these entities.
4.	Readymix PLC is listed in the Irish stock exchange.
5.	CEMEX owns 49% of the common stock of these entities and obtains 100% of the economic benefits, through arrangements with other stockholders.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

24.	DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

(a)	Basis of Presentation under U.S. GAAP

The consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from generally accepted accounting principles applicable in the United States (“U.S. GAAP”). The term “SFAS” as used herein refers to U.S. Statements of Financial Accounting Standards. Likewise, the term “FASB” refers to the U.S. Financial Accounting Standards Board. On July 1, 2009, the FASB instituted a major change in the way accounting standards are organized by the implementation of the FASB Accounting Standards Codification TM (“ASC”) which became the single official source of authoritative, nongovernmental U.S. GAAP. After that date, only one level of authoritative U.S. GAAP exists, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature will be non-authoritative.

As detailed in note 2A, until December 31, 2007, the MFRS consolidated financial statements included the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes: (i) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by MFRS B-10 until December 31, 2007 and the amounts that would be determined by using the historical cost/constant currency method. As described below, this provision of inflation accounting under MFRS did not meet the requirements of Rule 3-20 of Regulation S-X promulgated by the SEC. The reconciliation does not include the reversal of other MFRS inflation accounting adjustments as of and for the years ended December 31, 2010, 2009 and 2008, as these adjustments represent a comprehensive measure of the effects of price level changes in the applicable countries and, as such, are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Reconciliation of net income (loss) under MFRS to U.S. GAAP

Considering the presentation of CEMEX’s operations in Australia in 2009 and 2008 as discontinued operations under MFRS (note 3B), for purposes of the reconciliation of net income (loss) to U.S. GAAP, all reconciling items pertaining to CEMEX’s operations in Australia for the those periods were reclassified and presented in the single line item “U.S. GAAP adjustments from discontinued operations.” For the years ended December 31, 2010, 2009 and 2008, the main differences between MFRS and U.S. GAAP, and their effect on consolidated net income (loss) and earnings (loss) per share, are presented below:

		2010		2009	2008
	Income (loss) under MFRS from continuing operations	Ps	(16,489)	5,925	226
	U.S. GAAP adjustments having the effect of increasing reported income (loss) from continuing operations:
1.	Financial instruments – Fair value measurements (note 24(h))		—	—	1,305
2.	Employees’ statutory profit sharing (note 24(c))		—	—	195
3.	Employee benefits (note 24(e))		36	104	104
4.	Other adjustments – Deferred charges (notes 24(c), (h) and (k))		1,594	—	225
5.	Other adjustments – Discontinued operations financial expense (note 24(l))		—	373	388
6.	Impairment of long-lived assets (note 24(j))		—	920	—
7.	Hedge accounting (note 24(h))		1,449	1,763	—
8.	Income taxes (note 24(c))		2,911	3,420	—
9.	Accounting for uncertainty in income taxes (note 24(d))		5,279	—	—
10.	Financing transactions (note 24(f))		5,401	—	—
	U.S. GAAP adjustments having the effect of decreasing reported income (loss) from continuing operations:
1.	Impairment of long-lived assets (note 24(j))		—	—	(46,077)
2.	Income taxes (note 24(c))		(5,442)	—	(7,861)
3.	Hedge accounting (note 24(h))		—	—	(7,716)
4.	Financing transactions (note 24(f))		(1,627)	(2,706)	(2,596)
5.	Accounting for uncertainty in income taxes (note 24(d))		—	(3,473)	(1,584)
6.	Financial instruments – Fair value measurements (note 24(h))		(42)	(1,057)	—
7.	Financial instruments – Mandatorily convertible securities (note 24(h))		—	(65)	—
8.	Inflation adjustment of machinery and equipment (note 24(g))		(213)	(224)	(272)
9.	Other adjustments – Deferred charges (notes 24(c) and (k))		—	(6,104)	—

	Loss under U.S. GAAP from continuing operations	Ps	(7,143)	(1,124)	(63,663)

	Income (loss) from discontinued operations as reported under MFRS		—	(4,276)	2,097
	U.S. GAAP adjustments from discontinued operations (note 24(l))		—	(264)	(275)

	Income (loss) under U.S. GAAP from discontinued operations	Ps	—	(4,540)	1,822

	Non-controlling interest under MFRS		27	240	45
	Non-controlling interest share of U.S. GAAP adjustment		—	—	—

	Non-controlling income under U.S. GAAP	Ps	27	240	45

	Controlling net loss under U.S. GAAP	Ps	(7,170)	(5,904)	(61,886)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Approximate basic and diluted earnings (loss) per share under U.S. GAAP for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009	2008
Basic loss per share under U.S. GAAP from continuing operations	Ps	(0.23)	(0.05)	(2.38)
Basic earnings (loss) per share under U.S. GAAP from discontinued operations		—	(0.16)	0.07

	Ps	(0.23)	(0.21)	(2.31)

Diluted loss per share under U.S. GAAP from continuing operations 1	Ps	(0.23)	(0.05)	(2.38)
Diluted earnings (loss) per share under U.S. GAAP from discontinued operations 1		—	(0.16)	0.07

	Ps	(0.23)	(0.21)	(2.31)

1	According to ASC 260-10-45-20, Earnings per Share, if there is a loss from continuing operations, diluted EPS would be computed as basic EPS not including potential common shares to avoid anti-dilution. Earnings per share as of December 31, 2010, 2009 and 2008 were computed considering the number of shares issued on February 24, 2011.

The following table presents summarized consolidated financial information for the years ended December 31, 2010, 2009 and 2008 under U.S. GAAP, including all reconciling items described in this note 24 as well as certain reclassifications required for presentation purposes under U.S. GAAP:

	2010		2009	2008
Revenues	Ps	178,260	197,801	224,804
Cost of sales and operating expenses 1		(172,773)	(187,405)	(267,037)

Operating income (loss)		5,487	10,396	(42,233)
Other income (expenses), net		(990)	1,652	806

Operating income (loss) after other income (expenses), net		4,497	12,048	(41,427)
Comprehensive financing result 2		(9,353)	(23,818)	(36,944)
Equity in income (loss) of associates		(524)	154	869
Income tax (expense) income		(1,763)	10,492	13,839

Loss before discontinued operations		(7,143)	(1,124)	(63,663)
Discontinued operations		—	(4,540)	1,822
Non-controlling interest net income		27	240	45

Controlling interest net loss	Ps	(7,170)	(5,904)	(61,886)

1	Impairment losses as well as current and deferred Employee Statutory Profit Sharing under U.S. GAAP are included in the determination of operating income (loss). Under MFRS, these items are part of other expenses, net. In addition, as mentioned in note 2S, under MFRS, for the years ended December 31, 2010, 2009 and 2008, other expenses, net, include several unusual or non-recurring transactions, such as restructuring costs (severance payments), results from sales of assets and impairment losses. In the summarized statements of operations under U.S. GAAP, expenses of Ps5,185 in 2010, Ps4,451 in 2009 and Ps70,753 in 2008, were reclassified from other expenses, net, under MFRS to operating expenses under U.S. GAAP. Cost of sales and operating expenses under U.S. GAAP include non-cash impairment loss of approximately Ps1,904 in 2010, income of Ps(40) in 2009 and loss of Ps67,023 in 2008.
2	Commissions associated with CEMEX’s Financing Agreement in 2010 (note 12A), as well as deferred financing costs in connection with the early extinguishment of the related debt in 2009, which were recognized under MFRS within Other expenses, net for approximately Ps139 and Ps940, respectively, for the years ended December 31, 2010 and 2009, were reclassified to interest expense under U.S. GAAP.
3	Until December 31, 2008, for MFRS purposes, CEMEX accounted for its investments in entities under joint control using the proportional consolidation method (note 2B), incorporating line-by-line all assets, liabilities, revenues and expenses according to CEMEX’s equity ownership. CEMEX sold these jointly controlled entities in December 2008 (note 11A). Under U.S. GAAP, joint controlled investments are accounted for by the equity method; therefore, all revenues and expenses for the year ended December 31, 2008 related to such joint controlled entities were removed line-by-line against the equity in associates for purposes of the statement of operations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

Reconciliation of stockholders’ equity under MFRS to U.S. GAAP

As of December 31, 2010 and 2009, the main differences between MFRS and U.S. GAAP, and their effect on consolidated stockholders’ equity, with an explanation of the adjustments, are presented below:

		2010		2009
	Total stockholders’ equity reported under MFRS	Ps	213,700	257,570
	U.S. GAAP adjustments:
1.	Goodwill (notes 24(b) and (j))		(27,193)	(27,760)
2.	Other intangible assets (note 24(j))		(179)	(179)
3.	Income taxes (note 24(c))		2,393	2,678
4.	Accounting for uncertainty in income taxes (note 24(d))		(7,246)	(13,265)
5.	Employee benefits (note 24(e))		(6,586)	(6,141)
6.	Non-controlling interest – Financing transactions (note 24(f))		(16,310)	(39,859)
7.	Inflation adjustment for machinery and equipment (note 24(g))		3,532	3,839
8.	Financial instruments – Fair value measurements (note 24(h))		206	247
9.	Financial instruments - Mandatorily convertible securities (note 24(h))		(2,036)	(2,036)
10.	Financial instruments - Optional convertible subordinated notes (note 24(h))		(1,258)	—
11.	Other adjustments – Deferred charges (note 24(k))		(4,208)	(5,769)
12.	Other adjustments – Capitalized interest (note 24(k))		56	79

	Approximate U.S. GAAP adjustments		(58,829)	(88,166)

	Total stockholders’ equity under U.S. GAAP (note 24(f))	Ps	154,871	169,404

The following table presents summarized consolidated financial information of balance sheets as of December 31, 2010 and 2009, prepared under U.S. GAAP, including all reconciling items and reclassifications as compared to MFRS described in this note 24:

	At December 31, 2010				At December 31, 2009
	MFRS		Change	U.S. GAAP	MFRS	Change	U.S. GAAP
Current assets 1, 2	Ps	54,567	7,182	61,749	56,770	5,615	62,385
Investments in associates, other investments and non-current accounts receivable		23,175	2,542	25,717	32,144	2,600	34,744
Property, machinery and equipment 3, 4		231,458	8,812	240,270	258,863	9,687	268,550
Goodwill, intangible assets and deferred charges, net		205,897	(29,568)	176,329	234,509	(41,647)	192,862

Total assets		515,097	(11,032)	504,065	582,286	(23,745)	558,541

Current liabilities 1, 2		55,119	4,428	59,547	49,213	1,549	50,762
Long-term debt		197,181	(113)	197,068	203,751	(149)	203,602
Other non-current liabilities		49,097	27,172	76,269	71,752	23,162	94,914
Perpetual debentures		—	16,310	16,310	—	39,859	39,859

Total liabilities		301,397	47,797	349,194	324,716	64,421	389,137

Controlling interest		194,176	(42,639)	151,537	213,873	(48,334)	165,539
Non-controlling interest		19,524	(16,190)	3,334	43,697	(39,832)	3,865

Consolidated stockholders’ equity		213,700	(58,829)	154,871	257,570	(88,166)	169,404

Total liabilities and stockholders’ equity	Ps	515,097	(11,032)	504,065	582,286	(23,745)	558,541

Additional reclassifications under U.S. GAAP

The summarized consolidated financial information under U.S. GAAP presented in the table above includes several reclassifications as compared to the summarized consolidated financial information under MFRS. The main reclassifications at December 31, 2010 and 2009 are as follows:

1	In connection with deferred income taxes, as of December 31, 2010 and 2009, current assets under U.S. GAAP include assets of Ps4,496 and Ps6,499, respectively, which are considered non-current items under MFRS. Likewise, current liabilities under U.S. GAAP include liabilities of Ps4,150 in 2010 and Ps1,680 in 2009 classified as non-current items under MFRS.
2	Includes the reversal of receivables sold under MFRS that do not qualify for derecognition under U.S. GAAP for approximately Ps3,617 in 2010 (note 24(n)).
3	Assets classified as held for sale under MFRS (note 8) for approximately Ps965 and Ps1,255, as of December 31, 2010 and 2009, respectively, were reclassified to long-term assets in the condensed financial balance sheet information under U.S. GAAP. These assets are stated at their estimated fair value. Estimated costs to sell these assets are not significant.
4	At December 31, 2010 and 2009, extraction rights in the aggregates sector, net of accumulated amortization, of approximately Ps5,953 (US$482) and Ps6,302 (US$481), respectively (note 11), recognized as intangible assets under MFRS, were reclassified as part of the book value of the quarries in property, machinery and equipment under U.S. GAAP, in accordance with ASC 805-20-55-37, Whether Mineral Rights are Tangible or Intangible Assets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

(b)	Goodwill

Goodwill recognized under MFRS (note 11) has been adjusted under U.S. GAAP for: (i) the effect on goodwill from the U.S. GAAP adjustments as of the acquisition dates; (ii) beginning January 1, 2002, goodwill is not amortized under U.S. GAAP, while under MFRS goodwill was amortized until December 31, 2004; and (iii) until December 31, 2003, goodwill under MFRS was carried in the functional currencies of the holding companies for the reporting units, was translated into pesos and was then restated based on the Mexican inflation, while under U.S. GAAP, goodwill is carried in the functional currencies of the reporting units, and is restated, when inflationary accounting is applicable under MFRS, by the inflation factor of the reporting unit’s country, and is translated into Mexican pesos at the exchange rates prevailing at the reporting date. Goodwill generated beginning January 1, 2005 under MFRS is carried consistently with the treatment of goodwill under U.S. GAAP.

The reconciliation of goodwill under MFRS and U.S. GAAP for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010		2009	2008
Goodwill under MFRS	Ps	142,094	150,827	157,541
Cumulative U.S. GAAP adjustments		(27,193)	(27,760)	(31,502)

Goodwill under U.S. GAAP		114,901	123,067	126,039

U.S. GAAP adjustments:
Cumulative U.S. GAAP adjustments at beginning of year		(27,760)	(31,502)	11,675
Foreign exchange results and inflation effects		567	2,813	2,721
Impairment charges (see note 24(j))		—	929	(45,898)

Cumulative U.S. GAAP adjustments at end of year	Ps	(27,193)	(27,760)	(31,502)

The accumulated impairment losses as of December 31, 2010 amounts approximately Ps46,150.

(c)	Income Taxes and Employees’ Statutory Profit Sharing

Deferred Income Taxes

Under MFRS, CEMEX determines deferred income taxes in a manner similar to U.S. GAAP (note 15B). Nonetheless, there are specific differences as compared to the calculation under ASC 740, Income Taxes (“ASC 740”), resulting in adjustments in the reconciliation to U.S. GAAP. These differences mainly arise from: (i) the recognition of the accumulated initial effect of the asset and liability method under MFRS did not consider the deferred tax consequences of business combinations made before January 1, 2000; and (ii) the effects of deferred tax on the reconciling items between MFRS and U.S. GAAP. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities under U.S. GAAP at December 31, 2010 and 2009 are presented below:

	2010		2009
Deferred tax assets:
Tax loss and tax credits carryforwards	Ps	73,843	77,602
Accounts payable and accrued expenses		8,206	8,487
Others		13,302	3,364

Total gross deferred tax assets		95,351	89,453
Less valuation allowance		(40,137)	(32,079)

Total deferred tax assets under U.S. GAAP		55,214	57,374

Deferred tax liabilities:
Property, machinery and equipment		(42,740)	(48,198)
Others		(4,882)	(4,571)

Total deferred tax liability under U.S. GAAP		(47,622)	(52,769)

Net deferred tax asset under U.S. GAAP	Ps	7,592	4,605

Under U.S. GAAP, tax effects of intra-group transactions where the related assets remain in the consolidated balance sheet should be eliminated in consolidation until the time at which the asset is sold outside the group. Under MFRS, the tax effects recognized by each subsidiary as part of such intra-group sale of assets are not reversed. During 2008 (note 24(k)), in connection with an intra-group transfer of intangible assets, a deferred tax asset recognized by the buyer under MFRS in the amount of Ps2,206 was eliminated for U.S. GAAP purposes. The carrying amount of such deferred tax asset under MFRS as of December 31, 2010 and 2009 was Ps2,343 and Ps1,986, respectively. During 2010, the estimated useful life of the asset was revised, considering a non-significant change in estimation which was accounted for prospectively. As of December 31, 2010 and 2009, the deferred income tax benefit and expense recorded under MFRS, which was reversed for U.S. GAAP purposes was Ps83 and Ps220, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

In addition, a deferred charge for an amount of Ps215 was recognized by the seller under U.S. GAAP and is being amortized over the estimated useful life of the asset beginning in 2009. The amortization expense recognized for U.S. GAAP purposes in the statement of operations as of December 31, 2010 and 2009 was Ps2 and Ps21, respectively.

Of the total net income tax expense of approximately Ps2,531 in 2010, income tax benefit of approximately Ps3,420 in 2009 and income tax expense of approximately Ps7,861 in 2008, included in the reconciliation of net income (loss) to U.S. GAAP, income tax expense of approximately Ps559 in 2010, income tax benefit of approximately Ps2,421 in 2009 and income tax expense of approximately Ps2,657 in 2008, are related to deferred income taxes.

Current Income Taxes

In addition to the reconciling items mentioned above related to deferred income taxes, according to MFRS D-4, current income taxes are presented in the income statement. For U.S. GAAP purposes, current income taxes generated by items recognized directly in equity are recognized in equity, considering also intra-period tax allocation. The reconciliation of net income (loss) to U.S. GAAP for the years ended December 31, 2010, 2009 and 2008, includes a tax expense of approximately Ps4,883, a tax benefit of approximately Ps3,353 and a tax expense of approximately Ps5,091, respectively, for the reclassification of current income taxes from net income (loss) under MFRS to equity under U.S. GAAP.

In connection with changes to the tax consolidation regime in Mexico (notes 2N and 15A) under MFRS based on Interpretation 18, during 2010 and 2009, CEMEX recognized a credit of approximately Ps2,911 and a charge of approximately Ps2,245 against retained earnings, respectively, for the partial cancellation in 2010 and the initial recognition in 2009 of the liability portion related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within the group. Under U.S. GAAP, the tax effects of a new tax law enactment are recognized in the income statement for the period, therefore, the credit in 2010 and the charge in 2009 to retained earnings mentioned above were reclassified to income tax expense in the statements of operations for the years ended December 31, 2010 and 2009, respectively.

Employees’ Statutory Profit Sharing (“ESPS”)

Until December 31, 2007, for purposes of U.S. GAAP, CEMEX recorded a deferred tax liability related to ESPS in Mexico using the asset and liability method at the statutory rate of 10%. As mentioned in note 2M, beginning January 1, 2008, deferred ESPS under MFRS is calculated and recognized under the asset and liability method. As a result, the reconciling item as of December 31, 2007 under U.S. GAAP was eliminated in the reconciliation of net income (loss) to U.S. GAAP in the year 2008.

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

If during any period after recognition the threshold ceases to be met, the previously recorded benefit must be derecognized. Likewise, the benefit of a tax position that initially fails to meet the more-likely-than-not threshold should be recognized in a subsequent period if changing facts and circumstances enable the position to meet the threshold, the matter is effectively settled through negotiation or litigation with the tax authorities, or the statute of limitations has expired. A summary of the beginning and ending amount of unrecognized tax benefits recorded under U.S. GAAP as of December 31, 2010, 2009 and 2008, excluding interest and penalties, is as follows:

	2010		2009	2008
Balance of tax positions under U.S. GAAP at beginning of year	Ps	20,333	13,930	11,198
Additions for tax positions of prior years		3,687	2,368	2,217
Additions for tax positions of current year		765	5,110	2,126
Reductions for tax positions related to prior years and other items		(2,240)	(306)	(3,639)
Settlements		(81)	(187)	(123)
Expiration of the statue of limitations		(4,195)	(236)	(24)
Foreign currency translation effects		(1,009)	(346)	2,175

Balance of tax positions under U.S. GAAP at end of year	Ps	17,260	20,333	13,930

Balance of tax positions under MFRS at end of year	Ps	10,940	9,024	5,474

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

CEMEX’s policy is to recognize interest and penalties related to unrecognized tax benefits as part of the income tax in the consolidated statements of operations. Final balance for interest and penalties accrued under MFRS and U.S. GAAP was Ps1,055 and Ps1,981, respectively, as of December 31, 2010, and was Ps1,108 under MFRS and Ps3,064 under U.S. GAAP as of December 31, 2009.

Interest and penalties expense (benefit) related to unrecognized tax benefits recorded in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008 is as follow:

Years	MFRS		U.S. GAAP
2010	Ps	(53)	(1,006)
2009		(15)	154
2008		695	1,341

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

CEMEX files income tax returns in multiple jurisdictions and is subject to examination by income taxing authorities throughout the world. CEMEX’s major tax jurisdictions and the years open for examination are as follows:

Country	Years
Mexico	2005 – 2010
United States	2005 – 2010
Spain	2006 – 2010
United Kingdom	2006 – 2010

(e)	Employee Benefits

Severance payments

Under U.S. GAAP, post-employment benefits for former or inactive employees, including severance payments, which are not part of a restructuring event, are accrued over the employees’ service lives. Beginning January 1, 2005, under MFRS, severance payments that are not part of a restructuring event are accrued over the employees’ service lives according to actuarial computations, in a manner similar to U.S. GAAP. For the years ended December 31, 2010, 2009 and 2008, the reconciling item refers to the amortization of the cumulative initial effect from the accounting change under MFRS recognized as of January 1, 2005 as part of the unrecognized net transition obligation. Based on the adoption of amended MFRS D-3, as of January 1, 2008, such cumulative initial effect is amortized over a maximum period of 5 years. In addition, all unamortized actuarial gains and losses were amortized immediately in the results of 2008 under MFRS.

Pension and other postretirement benefits

In connection with employee pension and other postretirement benefits under MFRS, until December 31, 2007, CEMEX determined the costs of these benefits based on the obligations’ net present value, and the actuarial results which exceed the greater of 10% of the fair value of the plan assets and 10% of the present value of the plan obligations, the prior service cost and the transition liability, are amortized to the operating results over the employees’ estimated active service life (note 2M), as permitted by ASC 715, Compensation – Retirement Benefits Defined Benefit Plans – Pensions, under U.S. GAAP. Resulting from the adoption of amended MFRS D-3 as of January 1, 2008, the prior service cost and transition liability accrued as of December 31, 2007, should be amortized to the income statement over a maximum period of five years, while actuarial results are amortized normally over the employees’ estimated active service lives following the corridor method. The reconciliation of net income (loss) to U.S. GAAP in 2010, 2009 and 2008 includes the reversal of the additional amortization expense recognized under MFRS of approximately Ps36, Ps104 and Ps104, respectively.

For the reconciliation of stockholders’ equity to U.S. GAAP, based on ASC 715, CEMEX recognizes the funded status (benefits obligation less fair value of plan assets) of defined benefit pension and other postretirement plans as a net asset or liability and recognizes any changes in that funded status in the year in which the changes occur against other comprehensive income (“OCI”) within stockholders’ equity under U.S. GAAP to the extent those changes are not included in the net periodic cost.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The reconciliation of the funded status of postretirement benefits at December 31, 2010 and 2009 between MFRS and U.S. GAAP is as follows:

	Assets (non- current)		Liabilities (non- current)	Deferred income tax (effect)	Total	Cumulative OCI, net of tax
Funded status under U.S. GAAP at December 31, 2009	Ps	33	13,632	(3,350)	10,249	(4,338)
Reversal of approximate ASC 715 adjustments		(33)	(6,174)	1,803	(4,338)	4,338

Funded status under MFRS at December 31, 2009	Ps	—	7,458	(1,547)	5,911	—

Funded status under U.S. GAAP at December 31, 2010	Ps	20	14,189	(4,159)	10,010	(4,574)
Reversal of approximate ASC 715 adjustments		(20)	(6,606)	2,012	(4,574)	4,574

Funded status under MFRS at December 31, 2010	Ps	—	7,583	(2,147)	5,436	—

The changes in OCI under U.S. GAAP during 2010 and 2009 were as follows:

	Pension			Other benefits		Total
	2010		2009	2010	2009	2010	2009
Balance of OCI at beginning of year	Ps	(6,136)	(4,047)	(5)	74	(6,141)	(3,973)
Amortization of prior service cost and actuarial results		423	308	4	55	427	363
Amortization of transition liability		25	20	71	101	96	121
Actuarial results accumulated during the year		(823)	(2,417)	(145)	(235)	(968)	(2,652)

Balance of OCI at end of year	Ps	(6,511)	(6,136)	(75)	(5)	(6,586)	(6,141)

The balance as of December 31, 2010 and 2009 in OCI under U.S. GAAP includes approximately Ps6,469 (Ps4,493 net of income tax) and Ps5,946 (Ps4,201 net of income tax) of unamortized prior service costs and actuarial gains and losses, net, respectively, and a transition liability of Ps117 (Ps81 net of income tax) and Ps195 (Ps137 net of income tax), respectively. For the years ended December 31, 2010, 2009 and 2008, ASC 715 adjustments had no effect on the summarized statements of operations under U.S. GAAP presented in note 24(a).

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

In connection with the pension plans’ assets by asset category (note 14), according to requirements of ASC 820, Fair Value Measurements and Disclosure, under U.S. GAAP, the breakdown of the assets’ fair value by hierarchy level (note 24(h)) as of December 31, 2010 and 2009 was as follows:

2010	Quoted prices in active markets for identical assets (Level 1)		Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
Fixed-income securities
Cash and equivalents	Ps	600	19	89	708
Investments in corporate bonds		7,143	1,338	—	8,481
Investments in government bonds		2,574	342	—	2,916

		10,317	1,699	89	12,105

Variable-income securities
Investment in marketable securities		5,000	—	26	5,026
Other investments and private funds		3,280	—	—	3,280

		8,280	—	26	8,306

	Ps	18,597	1,699	115	20,411

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

2009	Quoted prices in active markets for identical assets (Level 1)		Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
Fixed-income securities
Cash	Ps	1,286	—	—	1,286
Investments in corporate bonds		3,860	1,772	—	5,632
Investments in government bonds		6,685	—	—	6,685

		11,831	1,772	—	13,603

Variable-income securities
Investment in marketable securities		5,704	—	27	5,731
Other investments and private funds		1,882	42	423	2,347

		7,586	42	450	8,078

	Ps	19,417	1,814	450	21,681

Due to limited market information, we utilized different methods to determine the Level 3 unobservable inputs fair value breakdown. This category includes temporary investments based on pricing of the investment manager for private funds and private equity in real estate.

(f)	Non-controlling Interest

Financing Transactions

In connection with CEMEX’s perpetual debentures (note 16D) for notional amounts of approximately US$1,320 (Ps16,310) in 2010 and US$3,045 (Ps39,859) in 2009, which are treated as equity instruments and included as part of non-controlling interest under MFRS, for purposes of the reconciliation of stockholders’ equity to U.S. GAAP, such perpetual debentures were reclassified to long-term debt under U.S. GAAP, reducing stockholders’ equity under U.S. GAAP in the amount of Ps16,310 in 2010 and Ps39,859 in 2009. Interest accrued on the perpetual debentures, including interest incurred in connection with perpetual loan facilities that were originated and settled during the year (note 12A and 16D), for approximately Ps1,624 in 2010, Ps2,704 in 2009 and Ps2,596 in 2008 recognized within “Other equity reserves” under MFRS were reclassified to interest expense in the reconciliation of net income (loss) to U.S. GAAP.

As detailed in note 12A, in May 2010, CEMEX exchanged part of its perpetual debentures into new senior secured notes. As a result of the exchange, a gain of approximately Ps5,401 was recorded in “Other equity reserves”. According to ASC 470-50, Debt – Modifications and Extinguishments (“ASC 470-50”), new debt instruments shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or losses. Under MFRS, the senior secured notes qualified as the issuance of new debt and the extinguishment of the perpetual debentures, as it did under U.S. GAAP. The extinguishment gain of Ps5,401 recognized within “Other equity reserves” under MFRS was reclassified to comprehensive financial result in the reconciliation of net income (loss) to U.S. GAAP. The fair value of the senior secured notes under U.S. GAAP approximates its nominal value at the time of issuance. As of December 31, 2010 the fair value of the senior secured notes was of approximately US$1,193.

Non-controlling Interest under U.S. GAAP

Under both MFRS and U.S. GAAP, non-controlling interest in consolidated subsidiaries represent ownership interests in the consolidated entity that are presented as a separate component within stockholders’ equity. Likewise, under both MFRS and U.S. GAAP, the reported consolidated net income (loss) presents the amounts attributable to both the parent and the non-controlling interest on the face of the consolidated income statement. There were no U.S. GAAP adjustments attributable to non-controlling interests as of December 31, 2010 and 2009 or for any of the years in the three year period ended December 31, 2010.

(g)	Inflation Adjustment of Machinery and Equipment

According to Regulation S-X, when inflationary accounting is applicable under MFRS, fixed assets of foreign origin should be restated by applying the inflation rate of the country that holds the assets, regardless of the assets’ origin countries, instead of using the applicable methodology of MFRS until December 31, 2007, under which fixed assets of foreign origin were restated by applying a factor that considered the inflation of the asset’s origin country and the fluctuation of the currency of the country that holds the asset against the currency of the asset’s origin country. Depreciation expense is based upon the revised amounts. The amount recognized in the reconciliation of net income (loss) to U.S. GAAP in 2010, 2009 and 2008 refers to depreciation expense of the cumulative effect of the reconciling item as of December 31, 2007, the date on which inflationary accounting was suspended under MFRS. The amount recognized in the reconciliation of stockholders’ equity to U.S. GAAP in 2010 and 2009 includes Ps2,410 (US$195) ((Ps1,591 (US$129) net of income tax) and Ps2,553 (US$195) ((Ps1,685 (US$129) net of income tax), respectively, related to the revaluation of fixed assets nationalized in Venezuela, which are presented net in the caption “Non-current accounts receivable and other assets.” Beginning in 2008, if inflationary accounting is applicable under MFRS, fixed assets of foreign origin are restated using the factors derived from the general price indexes of the countries holding the assets, in a manner similar to that permitted under Regulation S-X.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

(h)	Financial Instruments

Indebtedness (note 12A)

Under MFRS, CEMEX has designated certain debt as hedges of certain investments in foreign subsidiaries and recognizes foreign exchange fluctuations on such debt within “Other equity reserves” in stockholders’ equity (notes 2D and 16B). In the reconciliation of net income (loss) to U.S. GAAP, a portion of those foreign exchange results recognized in equity under MFRS was reclassified to the statement of operations under U.S. GAAP, resulting in income of Ps1,449 in 2010, income of Ps1,763 in 2009 and expense of Ps7,716 in 2008.

Fair Value of High Yield Bonds

As of December 31, 2010 the fair value of CEMEX’s US dollar-denominated notes due on 2016 and euro-denominated notes due on 2017 was approximately US$2,289, and it is considered Level 1 fair value measurement given that the market price of these securities was available. At December 31, 2009 the fair value of the notes approximates their carrying value considering that the issuance date of the notes was December 14, 2009.

Derivative Financial Instruments (notes 2K and 12C)

Under both MFRS and U.S. GAAP, all derivative instruments, including those embedded in other contracts, are recognized in the balance sheet as assets or liabilities at their fair values, and changes in fair value are recognized in earnings, unless the derivatives qualify as hedges of future cash flows, in which case the effective portion of such changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs. However, ASC 820, Fair Value Measurements and Disclosure (“ASC 820”) under U.S. GAAP defines fair value using concepts that differ from those applied under MFRS. Except for the different amounts of fair value under MFRS and U.S. GAAP, all derivative instruments were accounted under MFRS consistently with the provisions of U.S. GAAP. For the years ended December 31, 2010, 2009 and 2008, CEMEX did not designate any derivative instrument as a fair value hedge under both MFRS and U.S. GAAP.

All energy supply contracts in which CEMEX has the obligation to acquire produced amounts of megawatts during predefined periods (note 19C), were negotiated for own-use in CEMEX’s plants, do not include provisions for net cash settlement and do not have trading purposes. Such energy contracts contain features that may imply that the contracts represent derivative instruments or that they contain embedded derivative instruments. For both MFRS and U.S. GAAP, CEMEX considers these contracts under the “Normal Purchases and Normal Sales Exception” established in ASC 815, Derivatives and Hedging; consequently, such contracts are not recognized at fair value through the statements of operations.

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

Fair Value Hierarchy

Under U.S. GAAP, CEMEX applies ASC 820 for fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. Beginning on January 1, 2009, CEMEX also recognizes and discloses the fair value of non-financial assets and non-financial liabilities under ASC 820.

Under MFRS, in addition to certain investments in trading securities which are recorded at their quoted market prices, CEMEX has recognized all its derivative financial instruments at their estimated fair value (note 12C). For purposes of MFRS, fair value is the amount for which an asset could be exchanged, a liability settled, or an equity instrument granted could be exchanged between knowledgeable, willing parties in an arm’s length transaction. Under U.S. GAAP, the concept of fair value is defined by ASC 820 as an “Exit Value,” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Basically, the difference between the fair value under MFRS, which is equivalent to a settlement amount at the balance sheet date, and the Exit Value under U.S. GAAP, is that the latter considers the counterparty’s credit risk in the valuation.

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

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

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

The following table presents a comparison of fair values between MFRS and U.S. GAAP at December 31, 2010 and 2009. The reconciling adjustments arising from the differences in fair value between MFRS and U.S. GAAP for the years ended December 31, 2010, 2009 and 2008, represented a gain of approximately US$1 (Ps12 or Ps8 after deferred income tax), a loss of approximately US$88 (Ps1,207 or Ps890 after deferred income tax) and a gain of approximately US$95 (Ps1,305 or Ps960 after deferred income tax), respectively.

	2010				2009
(U.S. dollars millions)	MFRS		U.S. GAAP	Adjustment	MFRS	U.S. GAAP	Adjustment
Active derivative instruments (note 12C)
Derivative instruments related to interest rates	US$	35	34	(1)	27	26	(1)
Derivative instruments related to other equity		16	16	—	55	55	—
Derivative instruments related to equity instruments		(71)	(62)	9	(79)	(71)	8

Total	US$	(20)	(12)	8	3	10	7

The fair values under both MFRS and U.S. GAAP presented in the table above at December 31, 2010 and 2009 include approximately US$160 (Ps1,978) and US$195 (Ps2,553), respectively, of deposits in margin accounts with financial institutions (note 12C).

Fair Value of Perpetual Debentures

As of December 31, 2010 and 2009, the fair value of CEMEX’s perpetual debentures (note 16D) was approximately Ps10,927 (US$884) and Ps27,594 (US$2,108), respectively. Based on ASC 820, such fair values represent Level 1 measurements which were determined considering quoted market prices of the perpetual debentures as they are available.

Effects of CEMEX’s Financing Agreement under U.S. GAAP

As detailed in note 12A, on August 14, 2009, CEMEX entered into the Financing Agreement with its major creditors, which extended the maturity of approximately US$14,961 (Ps195,839) of syndicated and bilateral loans and private placement obligations. Under MFRS, the Financing Agreement qualified as the issuance of new debt and the extinguishment of the old facilities, as it did under US GAAP according to ASC 470-50, Debt – Modifications and Extinguishments (“ASC 470-50”). However, as opposed to MFRS in which the nominal amount of the new debt is used for the determination of gain and losses at inception, under U.S. GAAP, the new long-term debt should be measured at fair value at inception of the new debt in order to determine gains or losses on extinguishment.

CEMEX segregated the extinguished instruments into long term facilities and revolving credit lines and determined the accounting treatment for each of these components as follows:

a)	The fair value at measurement date of the long term facilities with a nominal amount of approximately US$11,368 (Ps148,807) was determined to be approximately US$11,357 (Ps148,663), which represents a Level 2 measurement under ASC 820 as there was no direct measure of the instrument or CEMEX’s default risk. The fair value adjustment required under U.S. GAAP was a decrease in the liability and a corresponding gain in the reconciliation of net income (loss) to U.S. GAAP in 2009 for approximately US$11 (Ps150); for 2010 an amortization of Ps38 was recognized. As of December 31, 2010, the fair value of the long term facilities was US$7,093. Issuance costs and commissions paid, which under MFRS were capitalized as deferred financing costs and are subject to amortization throughout the life of the instrument, were fully expensed in the reconciliation of net income (loss) to U.S. GAAP in 2009 for approximately Ps6,016 (US$442). As of December 31, 2010 and 2009, a deferred income tax asset under U.S. GAAP for approximately Ps1,250 and Ps1,786, respectively, was recognized in connection with the commissions and issuance costs mentioned above. In the reconciliation of net income (loss) to U.S. GAAP for 2010, the reversal of the amortization of deferred financing costs recognized under MFRS associated with CEMEX’s debt under the Financing Agreement that were fully expensed under U.S. GAAP in 2010 led to the recognition of an income of approximately Ps1,562.

b)	The revolving credit lines retained their original carrying amount of approximately US$3,593 (Ps47,032) in accordance with ASC 470-50. The provisions of the Financing Agreement increased the borrowing capacity relative to these revolving credit lines and therefore, previously capitalized borrowing costs, which were not significant, will continue to be amortized throughout the term of the Financing Agreement. New borrowing costs for approximately Ps811 (US$62) were capitalized as deferred financing costs during 2009 and will be amortized throughout the term of the Financing Agreement under both MFRS and U.S. GAAP.

Mandatorily Convertible Securities

Under MFRS, the Mandatorily Convertible Securities issued in Mexico on December 10, 2009 for approximately Ps4,126 (US$315) in exchange for CBs (note 12A), represent a compound instrument which has a liability component and an equity component. The liability component, which amounted to Ps1,994 and Ps2,090 as of December 31, 2010 and 2009, respectively, represents the net present value of interest payments on the principal amount, without assuming any early conversion, and was recognized within “Other financial obligations” (note 12A). The equity component for approximately Ps1,971, net of commissions of Ps65, which represents the difference between the principal amount and the liability component at the beginning of the transaction was recognized within “Other equity reserves” (note 16B).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As of December 31, 2010 and 2009, according to ASC 470-20, Debt with Conversion and other Options (“ASC 470-20”), under U.S. GAAP, the equity component of the Mandatorily Convertible Securities was reclassified to debt in the reconciliation of stockholders’ equity to U.S. GAAP and is presented within “Other non-current liabilities” together with the liability component in the condensed balance sheet financial information under US GAAP. Likewise, deferred income tax assets for approximately Ps562 in 2010 and Ps585 in 2009 recognized against stockholders’ equity under MFRS in connection with this transaction were eliminated (note 15B). The exchange of CBs for the Mandatorily Convertible Securities also qualified as the issuance of new debt and the extinguishment of the old facilities under ASC 470-50, which required CEMEX to measure the new financial obligation at fair value at inception and to recognize as interest expense in the reconciliation of net income (loss) to U.S. GAAP in 2009: a) the issuance costs related to the liability component, which were capitalized as deferred financing costs under MFRS for approximately Ps67(US$5), and b) the issuance costs related to the equity component recognized within “Other equity reserves” under MFRS for approximately Ps65 (US$5). Under U.S. GAAP, a deferred income tax asset of Ps34 and Ps37 at December 31, 2010 and 2009, respectively, was recognized in connection with the commissions and issuance costs mentioned above. In the reconciliation of net income (loss) to U.S. GAAP for 2010, the reversal of the amortization of deferred financing costs recognized under MFRS associated with the liability component of the Mandatorily Convertible Securities that were fully expensed under U.S. GAAP in 2009 led to the recognition of an income of approximately Ps10.

The fair value at measurement date approximates to the carrying value of approximately Ps4,126 (US$315) at December 31, 2009 determined by CEMEX for the Mandatorily Convertible Securities, and it is considered a Level 2 fair value measurement given that the market price of these securities was available but the contract included a one-year trading restriction. As of December 31, 2010, the fair value of the Mandatorily Convertible Securities was Ps3,780 (US$306), considered as a Level 1 fair value measurement.

2010 Optional Convertible Subordinated Notes

Under MFRS, the 2010 Optional Convertible Subordinated Notes issued on March 30, 2010 for approximately Ps8,837 (US$715), represent a compound instrument which has a liability component and an equity component (note 12A). The equity component, which represents the premium of the noteholders’ call option, amounted to Ps1,232, net of commissions of Ps26, and was recognized upon issuance within “Other equity reserves.” As of December 31, 2010, the liability component for these notes amounted to approximately Ps7,690 (US$622). As of December 31, 2010 the fair value of the Optional Convertible Notes was Ps9,654 (US$781), considered as a Level 2 fair value measurement given that the market price of these notes was available but the contract included a one-year trading restriction.

As of December 31, 2010, pursuant to ASC 470-20 under U.S. GAAP, the equity component of the 2010 Optional Convertible Subordinated Notes was reclassified to debt in the reconciliation of stockholders’ equity to U.S. GAAP and is presented within “Other non-current liabilities” together with the liability component in the condensed balance sheet financial information under US GAAP. Likewise, a deferred income tax liability for approximately Ps315 in 2010 recognized against stockholders’ equity under MFRS in connection with this transaction was eliminated (note 15B). Moreover, the issuance costs related to the equity component recognized within “Other equity reserves” in 2010 under MFRS for approximately Ps26 (US$2) was reclassified to deferred financing costs under U.S. GAAP. In the reconciliation of net income (loss) to U.S. GAAP for 2010, the amortization of deferred financing costs recognized under U.S. GAAP associated with the equity component of these notes that were recognized in equity under MFRS in 2010 led to the recognition of interest expense of approximately Ps4.

Fair Value Option

Beginning in January 1, 2008, ASC 825, Financial Instruments (“ASC 825”), provides entities with an option to measure several financial instruments and certain other items at fair value. Under ASC 825, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period. As of and for the years ended December 31, 2010, 2009 and 2008, CEMEX has not elected to measure any financial instruments or other items at fair value.

Fair value of non-financial assets and non-financial liabilities

On January 1, 2009, CEMEX adopted ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. For the periods ended December 31, 2010 and 2009 the non-financial assets and non-financial liabilities mentioned below correspond to a Level 3 measurement according to such topic.

Based on the requirements of ASC 40-20-35, asset retirement and environmental obligations in 2010 and 2009 amounted to approximately Ps5,658 (US$460) and Ps5,322 (US$407), respectively, and are calculated based on the present value of estimated removal and other closure costs using our internal risk-free rate of return or an appropriate equivalent as detailed in note 2L and note 13.

As indicated in ASC 360-10-35, long-lived assets held for sale with a carrying amount of Ps965 (US$78) in 2010 and Ps1,255 (US$96) in 2009 are stated as mentioned in note 8 at their estimated realizable value and include real state properties received in payment of trade receivables. CEMEX recognized, under MFRS, impairment losses in connection with assets held for sale in 2010 and 2009 for approximately Ps420 (US$31) and Ps253 (US$19) respectively, which were included in the consolidated statement of operations under both MFRS and U.S. GAAP for the respective periods.

(i)	Stock Award Programs

The balance of options outstanding at December 31, 2010 and 2009 and other general information regarding CEMEX’s stock awards is presented in note 17.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As mentioned in note 2T, CEMEX accounted for its stock option programs in 2008 according to IFRS 2 and beginning on January 1, 2009 under MFRS D-8, which provide basically the same accounting treatment. Effective January 1, 2006, under U.S. GAAP, CEMEX applies ASC 718, Compensation – Stock Compensation (“ASC 718”), which requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. Similar to MFRS D-8 under MFRS, ASC 718 requires liabilities incurred under stock awards to be measured at fair value at each balance sheet date, with changes in fair value recorded in the income statement. Likewise, MFRS D-8 and ASC 718 require compensation cost related to awards qualifying as equity instruments to be determined considering the grant-date fair value of the awards, and be recorded during the awards’ vesting period. As of and for the years ended December 31, 2010, 2009 and 2008, the compensation expense and the liabilities accrued in connection with CEMEX’s stock option programs under MFRS are the same amounts that would be determined using ASC 718 under U.S. GAAP.

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

As mentioned in note 2J, under MFRS, in order to test the balances of its long-lived assets for impairment, including goodwill, definite and indefinite life intangible assets and property, machinery and equipment, CEMEX determines the value in use, which consists of the discounted amount of estimated future cash flows to be generated by the related asset. The impairment loss results from the excess of the carrying amount over the value in use related to the asset. Differences in the carrying values of certain long-lived assets under U.S. GAAP as well as other factors explained below led to different impairment losses or impairment testing results between MFRS and U.S. GAAP. As of December 31, 2010 and 2009, CEMEX has no indefinite-lived intangible assets other than goodwill under both MFRS and U.S. GAAP.

As mentioned in note 11B under MFRS, during the last quarter of 2010, 2009 and 2008, CEMEX performed its annual goodwill impairment test. Based on these analyses, in 2010, CEMEX determined an impairment loss of goodwill for approximately Ps189 (US$15) associated with the reporting unit in Puerto Rico, whereas, in 2008, goodwill impairment losses were determined for the United States, Ireland and Thailand reporting units for approximately Ps18,314 (US$1,333), including an impairment loss related to CEMEX’s Venezuelan investment in connection with its nationalization. For the year 2009, based on its goodwill impairment tests, CEMEX did not determine impairment losses of goodwill under MFRS. Likewise, considering triggering events in the United States during the fourth quarter of 2008, CEMEX tested its intangible assets of definite life in that country and determined that the net book value of certain trademarks exceeded their related value in use and recorded impairment losses of approximately Ps1,598 (US$116) (note 11). In addition, as mentioned in note 10, for the years ended December 31, 2010, 2009 and 2008, CEMEX recognized impairment losses in connection with the permanent closing of plant and equipment in several countries for an aggregate amount of approximately Ps1,161 (US$92), Ps503 (US$38) and Ps1,045 (US$76), respectively.

Goodwill

Under U.S. GAAP, if the carrying amount of the reporting unit exceeds its related fair value, CEMEX should apply a “second step” process by means of which the fair value of such reporting unit should be allocated to the fair value of its net assets in order to determine the reporting unit’s “implied” goodwill. The resulting impairment loss under U.S. GAAP is the difference between the carrying amount of the related goodwill as of the valuation date and the implied goodwill amount. This process, in addition to differences in the determination of the risk-adjusted discount rates under MFRS as compared to U.S. GAAP, as well as differences in the reporting units’ carrying amounts between MFRS and U.S. GAAP, originate, when applicable, different amounts of impairment losses.

To establish the fair value of its reporting units under U.S. GAAP, CEMEX initially calculated their fair value by discounting the projected future cash flows using country specific estimated weighted average cost of capital as the discount rates, and by including and blending the allocated fair value estimates, on a basis of 60% discounted cash flows and 40% Operating EBITDA (Operating income plus depreciation and amortization) multiples. As additional reference to the fair value as determined and as deemed necessary, CEMEX compared other market value indicators, including fair value estimates based on the Guided Transactions Approach and Industry Multiples.

The results of the impairment test performed as of December 31, 2010 under U.S. GAAP indicated that the carrying amount of the reporting unit in Puerto Rico exceeded its estimated fair value. In connection with its reporting unit in Puerto Rico, CEMEX did not perform the second step considering that the related goodwill was fully impaired in the first step test; consequently, and considering that there were no differences in the goodwill balance of this reporting unit between MFRS and U.S. GAAP, there is no reconciling adjustment to the impairment loss relating to this reporting unit determined in 2010. As of December 31, 2010, goodwill under both MFRS and U.S. GAAP associated with CEMEX’s reporting unit in Puerto Rico was completely removed, as a consequence of an impairment of Ps189 (US$15).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The results of the impairment test performed as of December 31, 2009 indicated that the estimated fair values of all reporting units under U.S. GAAP exceeded in each case their corresponding carrying amount and that the second step of the test was not required.

Based on the results of goodwill impairment testing as of December 31, 2008 under U.S. GAAP, CEMEX recorded an estimated impairment loss in connection with its reporting unit in the United States of approximately Ps62,354 (US$4,538). The goodwill was written down to its implied fair value derived in the second step as mentioned above. Due to the complexity of this process, CEMEX did not complete the measurement of the implied fair value of goodwill in 2008; accordingly, the goodwill impairment charge in the reconciliation of net income (loss) to U.S. GAAP in 2008 represented an estimate. After finalizing its 2008 impairment exercise under U.S. GAAP during 2009, CEMEX’s impairment losses in the United States were reduced by approximately US$71 (Ps929). This amount was recognized as income in the reconciliation of net income (loss) to U.S. GAAP in 2009. The reconciliation of net income (loss) under U.S. GAAP also includes a loss of Ps9 related to other impairment charges.

Complementarily, for 2008 and in connection with the goodwill associated with CEMEX’s reporting units in Ireland and Thailand, as well as the goodwill associated with its Venezuelan investment, which was fully impaired under MFRS (note 11B), CEMEX did not perform the second step considering that the related goodwill balances were fully impaired in the first step test, the materiality of these reporting units and the goodwill balances. Nonetheless, the reconciliation of net income (loss) to U.S. GAAP in 2008 includes an additional impairment loss of approximately Ps331 associated with the cancellation of cumulative differences in the goodwill carrying amounts of these reporting units between MFRS and U.S. GAAP. At December 31, 2008, goodwill under U.S. GAAP associated with CEMEX’s reporting units in Thailand and Ireland, as well as its Venezuelan assets, was completely removed.

For purposes of the summarized statements of operations under U.S. GAAP for the years ended December 31, 2010, 2009 and 2008 (note 24(a)), the non-cash goodwill impairment losses, excluding the loss associated with CEMEX’s Venezuelan investment in 2008, are included in the determination of operating income. The adjustment in 2009 after finalizing the second step measurement and the impairment losses recognized in 2008 under U.S. GAAP are explained as follows:

Item	2009		2008
Impairment charge considering the different discount rates and required market considerations, net	Ps	—	51,711
Effect originated by the “second step” process		(929)	11,966
Effect resulting from different carrying amounts of goodwill between MFRS and U.S. GAAP		—	535

Total goodwill impairment losses under U.S. GAAP		(929)	64,212
Goodwill impairment losses under MFRS		—	18,314

Additional goodwill impairment losses under U.S. GAAP	Ps	(929)	45,898

There were no differences under MFRS and U.S. GAAP for impairment losses as of December 31, 2010.

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

CEMEX used the same growth rates in determining its projected future cash flows for both MFRS and U.S. GAAP (note 11B). The following table presents the discount rates by country as of December 31, 2010 and 2009, used for the determination of CEMEX’s discounted projected future cash flows under MFRS and U.S. GAAP:

	2010		2009
Reporting units	MFRS	U.S. GAAP	MFRS	U.S. GAAP
United States	8.7%	8.8%	8.5%	8.9%
Spain	10.2%	10.3%	9.4%	9.9%
Mexico	10.0%	10.1%	10.0%	10.5%
Colombia	10.0%	10.1%	10.2%	10.7%
France	9.6%	9.7%	9.6%	10.1%
United Arab Emirates	11.5%	11.6%	11.4%	12.1%
United Kingdom	9.7%	9.8%	9.4%	9.9%
Egypt	11.1%	11.2%	10.0%	10.6%
Range of discount rates in other countries	10.3% – 13.9	10.4% – 14.0	9.6% – 14.6	10.0% – 15.1

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

The main assumptions used in the impairment testing under U.S. GAAP of the reporting unit which, according to CEMEX’s sensitivity analyses, presented a relative impairment risk in 2010 and 2009, were as follows:

Reporting Unit	At December 31, 2010
	Discount rate	Perpetual growth rate	Operating EBITDA multiple
Spain	10.3%	2.5%	10.5

Reporting Unit	At December 31, 2009
	Discount rate	Perpetual growth rate	Operating EBITDA multiple
Spain	9.9%	2.5%	8.2

In connection with CEMEX’s assumptions included in the table above, the impairment charges resulting from the sensitivity analysis under U.S. GAAP that would have resulted from an independent change of each one of the variables, regarding the reporting unit that presented a relative impairment risk in 2010 and 2009, excluding effects that would arise from the second step process under U.S. GAAP, would have been as follows:

	Sensitivity analysis impact of described change in assumptions as of December 31, 2010
Reporting unit	Recognized impairment charges		Discount rate +1 Pt	Perpetual growth rate -1 Pt	EBITDA -10%	EBITDA Multiple -1 Pt
Spain	Ps	—	2,579	890	925	850

	Sensitivity analysis impact of described change in assumptions as of December 31, 2009
Reporting unit	Recognized impairment charges		Discount rate +1 Pt	Perpetual growth rate -1 Pt	EBITDA -10%	EBITDA Multiple -1 Pt
Spain	Ps	—	2,980	1,374	1,484	1,818

Other Intangible Assets

A significant portion of CEMEX’s definite-lived intangible assets under both MFRS and U.S. GAAP as of December 31, 2010 and 2009 are comprised of extraction permits, trademarks and customer relationships (note 11). When impairment indicators exist, for each intangible asset, CEMEX would determine its projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to net present value using the risk adjusted discount rates of return. Significant management judgment is necessary to determine the appropriate valuation method and estimates under the key assumptions, among which are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices.

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

During the fourth quarter of 2008, considering the existence of triggering events, CEMEX tested its U.S. intangible assets under both MFRS and U.S. GAAP. In connection with the trademarks that were adjusted to its value in use under MFRS, the impairment test under U.S. GAAP also presented an excess of the carrying amount over the undiscounted estimated future cash flows. Consequently, CEMEX discounted such estimated future cash flows using the discount rate determined under U.S. GAAP as described above, and arrived at an additional impairment loss in 2008 of approximately Ps179.

In 2010 and 2009, there were no additional impairment losses of CEMEX’s definite-lived intangible assets under U.S. GAAP.

Property, Plant and Equipment

For the years ended December 31, 2010, 2009 and 2008, there were no impairment charges under U.S. GAAP in addition to those described in note 10 related to property, plant and equipment, which were recorded under MFRS. In the case of the assets subject to impairment in the related periods, the differences in carrying amounts between MFRS and U.S. GAAP were not so significant as to require additional adjustments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

(k)	Other U.S. GAAP Adjustments

Deferred charges

On October 25, 2010, CEMEX and its lenders under the Financing Agreement agreed amendments which prospectively modify certain financial ratios and other financial tests. Issuance costs and commissions paid, which under MFRS were recorded in the statement of operations have been capitalized under U.S. GAAP for approximately Ps274 (US$22). A deferred income tax liability under U.S. GAAP for approximately Ps82 was recognized in connection with the commissions and issuance costs mentioned above.

In prior years, under MFRS, CEMEX capitalized certain costs not qualifying for deferral under U.S. GAAP. Therefore, such costs were reversed through earnings under U.S. GAAP in the period incurred, resulting in income of Ps10 in 2008. During 2010, 2009 and 2008, all amounts capitalized under MFRS also met the requirements for capitalization under U.S. GAAP. Accordingly, the adjustments in the reconciliation of net income (loss) to U.S. GAAP for the year ended December 31, 2008 refer exclusively to amounts amortized under MFRS during the respective year and which were expensed in prior years under U.S. GAAP. During 2008, the accounting difference was fully amortized.

As mentioned in note 24(h), in connection with the extinguished long-term facilities replaced under the Financing Agreement (note 12A) with an original carrying amount of approximately US$11,368 (Ps148,807), the issuance costs and commissions paid under MFRS, which were capitalized as deferred financing costs, were expensed in the reconciliation of net income (loss) to U.S. GAAP in 2009 as interest expense for approximately Ps6,016 (US$442). During 2010, an amortization of Ps1,562 related to the mentioned deferred financing costs was eliminated for U.S. GAAP purposes as a gain in the income (loss) U.S. GAAP reconciliation.

Additionally and in connection with the exchange of CBs issued in Mexico for the Mandatorily Convertible Securities for approximately Ps4,126 (US$315) (notes 12A, 16B and 24(h)), which, based on MFRS, these Mandatorily Convertible Securities represent a compound instrument which has a liability component and an equity component. Under U.S. GAAP, the exchange qualified as the issuance of new debt and the extinguishment of the old facilities according to ASC 470-50. Consequently, CEMEX reclassified to interest expense under U.S. GAAP in 2009 the issuance costs related to the Mandatorily Convertible Securities classified as deferred financing costs under MFRS for approximately Ps67 (US$5).

During 2008, in connection with its perpetual debentures, CEMEX recognized issuance costs directly in equity under MFRS for approximately Ps221. As mentioned in note 24(f), CEMEX’s perpetual debentures are treated as debt under U.S. GAAP. Consequently, issuance costs were reclassified from equity under MFRS to deferred financing costs under U.S. GAAP and are being amortized over 5, 8 and 10 years, depending on each facility, which were the periods remaining before CEMEX has the option to repurchase the instrument. For the years ended December 31, 2010, 2009 and 2008, the reconciliation of net income (loss) to U.S. GAAP included expenses of approximately Ps36, Ps41 and Ps61, respectively, related to the amortization of these deferred financing costs.

In addition, during 2008, CEMEX recognized a current income tax expense of approximately Ps215 related to an intercompany transfer of intangible assets under MFRS. Under U.S. GAAP, income tax effects associated with intercompany transfers of assets should be eliminated from the income statement. Consequently, CEMEX reclassified the current income tax expense for the period under MFRS against a deferred charge under U.S. GAAP. During 2010, the estimated useful life of the asset was revised, considering a non-significant change in estimation which was accounted for prospectively. As of December 31, 2010 and 2009, the reconciliation of stockholders’ equity to U.S. GAAP included a benefit of approximately Ps191 and Ps194, respectively, related to this item.

Capitalized Interest

Under both MFRS (note 10) and U.S. GAAP, CEMEX capitalizes interest related to debt incurred during significant construction projects. Capitalized interest is depreciated over the useful lives of the related assets. Under U.S. GAAP, only interest expense is considered an additional cost of constructed assets. Under MFRS, until December 31, 2007, pursuant to inflationary accounting, capitalized interest was comprehensively measured in order to include: (i) interest expense, plus (ii) any foreign exchange fluctuations, and less (iii) the related monetary position result. CEMEX does not capitalize foreign exchange fluctuations related to debt incurred during significant construction projects, considering the mix of currencies in its outstanding debt and that it is not possible to link a specific debt transaction with a corresponding construction project. During 2010, due to the postponement of its major construction projects, CEMEX did not capitalize interest in connection with such projects under both MFRS and U.S. GAAP. In 2009 and 2008, the amount of interest capitalized by CEMEX incurred during significant construction projects under MFRS was the same as the amount that would be determined under U.S. GAAP (note 10). In the reconciliation of net income (loss) to U.S. GAAP, until December 31, 2007, the monetary position results related to debt incurred during significant construction projects and which were capitalized under MFRS were reversed to earnings under U.S. GAAP. Beginning in 2008 and thereafter, the reconciling adjustment to U.S. GAAP refers to the depreciation expense related to the cumulative adjustment as of December 31, 2007.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

(l)	U.S. GAAP adjustments to discontinued operations

The reconciling items in the reconciliation of net income (loss) to U.S. GAAP related to CEMEX’s operations in Australia for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Interest expense 1	Ps	(373)	(388)
Income tax 2		109	113

U.S. GAAP adjustments from discontinued operations	Ps	(264)	(275)

1	Represents the interest related to the repaid debt with the proceeds of the sale of our Australian operations, required to be allocated to discontinued operations by IASC 205-20-45-6 “Reporting Discontinued Operations”.
2	Income tax effects related to the interest mentioned in footnote 1 above.

Discontinued operations financial expense

According to ASC 205-20-45-6, Reporting Discontinued Operations – Allocation of Interest to Discontinued Operations, and in connection with the sale of the Australian operations (note 3B), interest on debt that is to be assumed by the buyer and interest on debt that is required to be repaid as a result of a disposal transaction shall be allocated to discontinued operations. The amounts of interest expense reclassified to discontinued operations related to the repaid debt with the funds received from the sale of our subsidiary in Australia for the years ended December 31, 2009 and 2008 were Ps373 and Ps388, respectively. This interest expense was reclassified net of its tax effect for approximately Ps109 in 2009 and Ps113 in 2008, and is included within income from discontinued operations. CEMEX elected not to reclassify other interest expenses which are not directly attributable to discontinued operations, as permitted under ASC 205-20.

(m)	Supplemental Cash Flow Information under U.S. GAAP

Beginning in 2008 under MFRS (note 2A), as part of its primary financial statements, CEMEX includes statements of cash flows, which present the sources and uses of cash flows in following significantly the same requirements as those established by ASC 230, Statement of cash flows, under U.S. GAAP, instead of the statement of changes in financial position presented until December 31, 2007 which identified the sources and uses of resources based on the differences between beginning and ending balance sheets in constant pesos.

MFRS requires interest expense to be classified as a financing activity within the statement of cash flows, unlike ASC 230 under U.S. GAAP, which requires it to be classified as an operating activity. The following table presents cash flows from operating, financing and investing activities under MFRS and U.S. GAAP pursuant to the reclassification of interest expense for the years ended December 31, 2010, 2009 and 2008:

	2010			2009		2008
	MFRS		U.S. GAAP	MFRS	U.S. GAAP	MFRS	U.S. GAAP
Cash flows provided by operating activities	Ps	21,838	6,009	34,751	20,144	41,272	29,488
Cash flows used in financing activities		(24,387)	(8,558)	(37,146)	(22,539)	(23,689)	(11,905)
Cash flows provided by (used in) investing activities		(1,862)	(1,862)	5,715	5,715	(14,630)	(14,630)

Non-cash activities during 2010, 2009 and 2008 are disclosed in note 2A.

(n)	Sales of accounts receivable

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140) (“ASU 2009-16”). ASU 2009-16 removes the concept of a qualifying special purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810 10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor imposed constraints on transferees whose sole purpose is to engage in securitization or asset backed financing activities are evaluated in the same manner under the provisions of ASU 2009-16 as transferor imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of ASU 2009-16 when determining whether a transfer of financial assets qualifies for sale accounting. ASU 2009-16 also clarifies the Topic 860 sale accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. ASU 2009-16 was effective for CEMEX beginning January 1, 2010.

Until December 31, 2009, CEMEX accounted for transfers of receivables under MFRS consistently with the rules set forth by ASC 860, Transfers and Servicing (“ASC 860”). Under ASC 860, transactions that met the criteria for surrender of control were recorded as sales of receivables and their amounts were removed from the consolidated balance sheet at the time they are sold (note 5). ASC 860-50-30, Transfers and Servicing – Servicing Assets and Liabilities – Initial Measurement, requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. ASC 860-50-35, Transfers and Servicing – Servicing Assets and Liabilities – Subsequent Measurement, permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all similar transactions. For the years ended December 31, 2010, 2009 and 2008, CEMEX did not determine any reconciling item resulting from servicing assets and liabilities under U.S. GAAP considering that the effects were immaterial. In arriving at this conclusion CEMEX considered that the receivables are short-term financial assets with an average collection period of approximately 42 days, and assumed a 1% servicing fee over its approximately US$807 and US$735 of receivables sold under MFRS at December 31, 2010 and 2009, respectively. The result is a servicing asset of approximately US$8 in 2010 and US$7 in 2009 that would be amortized every 42 days.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

As a result of ASU 2009-16, beginning January 1, 2010, CEMEX’s accounts receivable sold under its securitization program in Mexico no longer qualify for derecognition under U.S. GAAP considering that despite the effective surrender of control associated with the trade receivables sold and that CEMEX does not guarantee or is obliged to reacquire the assets. CEMEX participates on a stand-alone basis in a securitization program in Mexico and retains certain administrative roles in connection with the collection of the accounts receivable. Consequently, the condensed balance sheet financial information under U.S. GAAP as of December 31, 2010 includes the reversal of the receivables sold and derecognized under MFRS for approximately Ps3,617, which were recognized as part of current assets against current liabilities. For the years ended December 31, 2010, 2009 and 2008, CEMEX considers there are no material effects that would require reconciling adjustments in the reconciliation of net income (loss) to U.S. GAAP since the discount granted to the acquirers of the trade receivables is recorded as financial expense under MFRS (note 5).

(o)	Other Disclosures under U.S. GAAP

Asset retirement obligations and other environmental costs

ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”), requires entities to record the fair value of an asset retirement obligation as a liability in the period in which a legal or a constructive obligation is incurred associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against an asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. MFRS C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments (“MFRS C-9”), establishes generally the same requirements as ASC 410 in connection with asset retirement obligations. For the years ended December 31, 2010, 2009 and 2008, CEMEX did not identify any differences between MFRS and U.S. GAAP in connection with this topic.

In addition, environmental expenditures related to current operations are expensed or capitalized, as appropriate. Other than those contingencies disclosed in notes 13 and 20, CEMEX is not currently facing other material contingencies, which might result in the recognition of an environmental remediation liability.

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

Guarantor’s Accounting and Disclosure Requirements for Guarantees

Under U.S. GAAP, a guarantor is required to recognize, at origination of a guarantee, a liability for the fair value of the obligation undertaken. As of December 31, 2010 and 2009, CEMEX has not guaranteed any third parties’ obligations. Nonetheless, with respect to the electricity supply long-term contract in Mexico discussed in note 19C, CEMEX may also be required to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to purchase the energy and pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. For the years ended December 31, 2010, 2009 and 2008, for accounting purposes under MFRS and U.S. GAAP, CEMEX has considered this agreement as a long-term energy supply agreement for own use and no liability has been created, based on the contingent characteristics of CEMEX’s obligation and given that, absent a default under the agreement, CEMEX’s obligations are limited to the purchase of energy from, and the supply of fuel to, the plant.

Variable Interest Entities

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) (“ASU 2009-17”) in December 2009. ASU 2009-17, which amends the Variable Interest Entity (VIE) Subsections of ASC Subtopic 810 10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. ASU 2009-17 requires kick out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. ASU 2009-17 also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity at risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick out rights and participating rights on the analysis. Finally, ASU 2009-17 adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for CEMEX beginning January 1, 2010. The adoption of ASU 2009-17 did not have a material impact on our consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2010, 2009 and 2008

(Millions of Mexican pesos)

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

Variable interests, among other factors, may be represented by operating losses, debt, contingent obligations or residual risks and may be assumed by means of loans, guarantees, management contracts, leasing, put options, derivatives, etc. A primary beneficiary is the entity that assumes the variable interests of a VIE, or the majority of them in the case of partnerships, directly or jointly with related parties, and is the entity that should consolidate the VIE. For the years ended December 31, 2010, 2009 and 2008, CEMEX has not identified any VIE that would require consolidation under U.S. GAAP other than those consolidated under MFRS.

Accounting for Planned Major Maintenance Activities

Under both MFRS and U.S. GAAP, CEMEX does not use the accrue-in-advance method of accounting for planned major maintenance activities considering that an obligation has not been incurred and therefore a liability should not be recognized.

(p)	Newly Issued Accounting Pronouncements under U.S. GAAP not Effective in 2010

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements (EITF Issue No. 08 1, Revenue Arrangements with Multiple Deliverables) (“ASU 2009-13”). ASU 2009-13 amends ASC 650 25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. ASU 2009-13 is effective for CEMEX prospectively for revenue arrangements entered into or materially modified beginning January 1, 2011. Early adoption is permitted. CEMEX expects that the adoption of ASU 2009-13 will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A) (“ASU 210-28”). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for CEMEX beginning January 1, 2011. CEMEX expects that the adoption of ASU 2010-28 in 2011 will not have a material impact on its consolidated financial statements.