Form 20-F
period 2011-12-31
CEMEX SAB DE CV
filed 2012-04-30
CIK 1076378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

9,547,422,616 CPOs

20,939,727,526 Series A shares (including Series A shares underlying CPOs)

10,469,863,763 Series B shares (including Series B shares underlying CPOs)

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

Large accelerated filer  ☒             Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Due to regulations issued in November 2008 by the Mexican securities authority (Comisión Nacional Bancaria y de Valores), registrants whose shares are listed on the Mexican Stock Exchange were required to begin preparing their consolidated financial statements using IFRS, as issued by the IASB, no later than January 1, 2012, and to stop the use of Mexican Financial Reporting Standards, or MFRS. In connection with this requirement, the consolidated financial statements included in this annual report as of December 31, 2011 and 2010 and as of January 1, 2010, and for the years ended December 31, 2011 and 2010, are CEMEX, S.A.B. de C.V.’s first consolidated financial statements prepared in accordance with IFRS, as in effect on December 31, 2011.

CEMEX, S.A.B. de C.V. determined its opening balance sheet under IFRS as of January 1, 2010, following the guidance set forth by IFRS 1, First time adoption (“IFRS 1”). The options selected by CEMEX, S.A.B. de C.V. in the migration to IFRS and the effects on its opening balance sheet as of January 1, 2010, according to IFRS 1, as well as the effects on its balance sheets as of December 31, 2011 and 2010, and its statements of operations and comprehensive loss for the years ended December 31, 2011 and 2010, as compared to CEMEX, S.A.B. de C.V.’s previously reported amounts under MFRS, are described in note 27 to our consolidated financial statements included elsewhere in this annual report.

The regulations of the Securities and Exchange Commission, or SEC, do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. GAAP. As such, while CEMEX, S.A.B. de C.V. has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in CEMEX, S.A.B. de C.V.’s filings with the SEC. Any references to accounting treatments under MFRS or U.S. GAAP relate solely to the application of MFRS or U.S. GAAP to our historical consolidated financial statements.

References in this annual report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, references to “¥” and “Yen” are to Japanese Yen, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” means one thousand million. The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps13.96 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2011. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. From December 31, 2011 through April 20, 2012, the Peso appreciated by approximately 6.32% against the Dollar, based on the noon buying rate for Pesos. See “Item 3—Key Information—Selected Consolidated Financial Information.”

The noon buying rate for Pesos on December 31, 2011 was Ps13.95 to U.S.$1.00 and on April 20, 2012 was Ps13.12 to U.S.$1.00.

References in this annual report to total debt plus other financial obligations do not include debt and other financial obligations of ours held by us. See notes 2L and 15B to our consolidated financial statements included elsewhere in this annual report for a detailed description of our other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under our Financing Agreement described herein.

v

PART I

Item 1—Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2—Offer Statistics and Expected Timetable

Not applicable.

Item 3—Key Information

Summary of Our Recent Financial History

On August 14, 2009, we reached a comprehensive financing agreement with our major creditors, as subsequently amended, the “Financing Agreement.” The Financing Agreement extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations. As part of the Financing Agreement, we pledged or transferred to trustees under security trusts substantially all the shares of CEMEX México, S.A. de C.V., or CEMEX Mexico, Centro Distribuidor de Cemento, S.A. de C.V., Mexcement Holdings, S.A. de C.V., Corporación Gouda, S.A. de C.V., CEMEX Trademarks Holding Ltd., New Sunward Holding B.V., or New Sunward, and CEMEX España, S.A., or CEMEX España, as collateral (the “Collateral”) and all proceeds of such Collateral, to secure our payment obligations under the Financing Agreement and under several other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide.

Since the signing of the Financing Agreement, we have completed a number of capital markets transactions and asset disposals, the majority of the proceeds of which have been used to reduce the amounts outstanding under the Financing Agreement, to pay other debt not subject to the Financing Agreement, to improve our liquidity position and for general corporate purposes. Such capital market transactions consisted of (i) in September 2009, the sale of a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds; (ii) in December 2009, the issuance by CEMEX, S.A.B. de C.V. of approximately Ps4.1 billion (approximately U.S.$315 million) of 10% mandatory convertible notes (the “Mandatory Convertible Notes”) in exchange for promissory notes previously issued by CEMEX, S.A.B. de C.V. in the Mexican capital markets (Certificados Bursátiles), or CBs; (iii) in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1,750,000,000 aggregate principal amount of its 9.50% Senior Secured Notes due 2016 and €350,000,000 aggregate principal amount of its 9.625% Senior Secured Notes due 2017, or together, the December 2009 Notes; (iv) in March 2010, the issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% convertible subordinated notes due 2015 (the “2010 Optional Convertible Subordinated Notes”); (v) in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of its 9.25% Senior Secured Notes due 2020 and €115,346,000 aggregate principal amount of its 8.875% Senior Secured Notes due 2017, or together, the May 2010 Notes, in exchange for the U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures (the “6.196% Debentures”) issued by C5 Capital (SPV) Limited, U.S. Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures (the “6.640% Debentures”) issued by C8 Capital (SPV) Limited, U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures (the “6.722% Debentures”) issued by C10 Capital (SPV) Limited and Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited, or together, the “Debentures,” pursuant to a private placement exchange offer directed to the holders of Debentures in May 2010; (vi) in January 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of 9.000% Senior Secured Notes due 2018, or the January 2011 Notes; (vii) in March 2011, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$125,331,000 aggregate principal amount of its

9.25% Senior Secured Notes due 2020, or the Additional May 2010 Notes; (viii) in March 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,667,500,000 million aggregate principal amount of 3.25% convertible subordinated notes due 2016 and 3.75% convertible subordinated notes due 2018 (together, the “2011 Optional Convertible Subordinated Notes”); (ix) in April 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of our Floating Rate Senior Secured Notes due 2015, or the April 2011 Notes; and (x) in July 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$650,000,000 aggregate principal amount of our 9.000% Senior Secured Notes due 2018, or the Additional January 2011 Notes. For a more detailed description of these transactions, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

As a result of the foregoing transactions, as of December 31, 2011, our total debt plus other financial obligations was Ps249,372 million (U.S.$17,863 million), not including approximately Ps13,089 million (U.S.$938 million) of notes issued in connection with the Debentures, but including our debt subject to the Financing Agreement, which was approximately Ps100,442 million (U.S.$7,195 million). As of December 31, 2011, we had principal payments due under the Financing Agreement of U.S.$488 million on December 15, 2013 and U.S.$6,707 million on February 14, 2014. In addition, as of December 31, 2011, we had reduced indebtedness under the Financing Agreement by approximately U.S.$7.7 billion (thereby satisfying all required amortization payments under the Financing Agreement through December 15, 2013).

Since the beginning of 2012, we have engaged in the following additional financing transactions:

On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-denominated Senior Secured Notes Due 2019 and €179,219,000 aggregate principal amount of its 9.875% Euro-denominated Senior Secured Notes Due 2019, or together, the March 2012 Notes, in exchange for Debentures and 4.75% Notes due 2014, or the Eurobonds, issued by CEMEX Finance Europe B.V., a special purpose vehicle and wholly-owned subsidiary of CEMEX España, pursuant to separate private placement exchange offers, or collectively, the 2012 Exchange Offers, directed to the holders of Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. For a more detailed description of the 2012 Exchange Offers, see “Item 5—Operating and Financial Review and Prospects—Recent Developments.”

On April 9, 2012, we (i) repaid Ps1,480,000,000 (approximately U.S.$106 million) aggregate principal amount of CBs maturing on such date, and (ii) prepaid Ps2,621,000,000 (approximately U.S.$188 million) aggregate principal mount of CBs that were scheduled to mature in September 2012 (together, the “2012 CB Payments”), with cash reserves outstanding as of December 31, 2011.

As of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers and the 2012 CB Payments, our total debt plus other financial obligations was Ps249,841 million (U.S.$17,897 million), not including approximately Ps6,785 million (U.S.$486 million) of notes issued in connection with the Debentures, but including our debt subject to the Financing Agreement, which was approximately Ps100,442 million (U.S.$7,195 million). Of such total debt plus other financial obligations amount, approximately Ps8,280 million (U.S.$593 million) is maturing during 2012; Ps8,140 million (U.S.$583 million) is maturing during 2013; Ps103,357 million (U.S.$7,404 million) is maturing during 2014 (including the last principal payment under the Financing Agreement of approximately U.S.$6,707 million due on February 14, 2014); Ps22,192 million (U.S.$1,590 million) is maturing during 2015; Ps35,803 million (U.S.$2,565 million) is maturing during 2016; and Ps72,065 million (U.S.$5,162 million) is maturing after 2016.

We refer to the December 2009 Notes, May 2010 Notes, January 2011 Notes, Additional May 2010 Notes, April 2011 Notes, Additional January 2011 Notes and March 2012 Notes, collectively, as the Senior Secured Notes.

Risk Factors

Many factors could have an adverse effect on our financial condition, cash flows and results of operations. We are subject to various risks resulting from changing economic, environmental, political, industry, business, financial and climate conditions. The factors we consider most important are described below.

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico and Western Europe. Despite some aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent several of the countries where we operate from experiencing further economic declines. The construction downturn has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the United States, Spain, Ireland and the United Kingdom). Most government sponsored recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the United States and Mexico, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the economic crisis or delays in implementing any such plans could adversely affect demand for our products.

In the United States, the recession was longer and deeper than the previous two recessions during the 1990s and early 2000s, and the economic uncertainty continues despite some recent positive signals. In 2011, housing starts, the primary driver of cement demand in the residential sector, reached a total of 606,900, according to the U.S. Census Bureau, which was 3.4% higher than the 2010 total of 586,900. The timing of a housing recovery remains uncertain given the current market environment, tight credit conditions and housing oversupply. As part of the announced government fiscal stimulus package, the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which provided for approximately U.S.$85 billion for infrastructure spending. However, spending under this program has not been effective to offset the decline in cement and ready-mix concrete demand as a result of current economic conditions. The uncertain economic environment and tight credit conditions also adversely affected the U.S. industrial and commercial sectors during 2010, with contract awards—a leading indicator of construction activity—declining 17% in 2010 compared to 2009, according to FW Dodge. This combination of factors resulted in the worst decline in sales volumes that we have experienced in the United States in recent history. In 2011, contract awards increased 6% compared to 2010, according to FW Dodge; our U.S. operations’ domestic cement sales volumes, however, decreased 2% in 2011 compared to 2010.

The Mexican economy was also significantly and adversely affected by the financial crisis. Mexico’s dependence on the U.S. economy remains very important, and therefore, any downside to the economic outlook in the United States may hinder economic growth in Mexico. The crisis also adversely affected local credit markets resulting in an increased cost of capital that had a negative impact on companies’ ability to meet their financial needs. During 2008, the Mexican Peso depreciated by 20.5% against the Dollar. During 2009 and 2010, the Mexican Peso had a mild recovery, appreciating by approximately 5% and 6%, respectively, against the Dollar. During 2011, the Mexican Peso depreciated by approximately 11.5% against the Dollar. Exchange rate depreciation and/or volatility in the markets would adversely affect our operational and financial results. We cannot be certain that a contraction of Mexican economic output will not take place, which would negatively affect the construction sector and demand for our products.

Many Western European countries, including the United Kingdom, France, Spain, Germany and Ireland, have faced difficult economic environments due to the financial crisis and its impact on their economies, including the construction sectors. If this situation were to deteriorate further, our financial condition and results of operations could be further affected. The situation has been more pronounced in those countries with a higher degree of previous market distortions (especially those experiencing real estate bubbles and durable goods overhangs prior to the crisis), such as Spain, or those more exposed to financial turmoil, such as the United Kingdom. According to OFICEMEN, the Spanish cement trade organization, domestic cement demand in Spain declined 17% in 2011 compared to 2010. Our domestic cement and ready-mix concrete sales volumes in Spain decreased approximately 19% and 21%, respectively, in 2011 compared to 2010. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Furthermore, the austerity measures being implemented by some European countries could result in further declines in construction activity and demand for our products. In addition, a default by Greece, Italy or Portugal on their debt or their exit from the Euro could have a negative impact on other countries in Europe in which we operate, which could adversely affect demand for our products and, as a consequence, adversely affect our business and results of operations. If these risks materialize, our business, financial condition and results of operations may be adversely affected. The important trade links with Western Europe make some of the Eastern European countries susceptible to the Western European recession. Large financing needs in these countries pose a significant vulnerability. Central European economies could face delays in implementation of European Union Structural Funds (funds provided by the European Union to member states with lowest national incomes per capita) related projects due to logistical and funding problems, which could have a material adverse effect on cement and/or ready-mix concrete demand. In addition, the current concerns about sovereign debt and the budget deficit levels of Greece, Ireland, Portugal, Spain, Italy and several other European countries have resulted in increased volatility and risk perception in the financial markets.

The Central and South American economies are also exposed to the risk of a decrease in overall economic activity. A new financial downturn, lower exports to the United States and Europe, lower remittances and lower commodity prices could represent an important risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on consumption and/or prices for our products, thereby adversely affecting our business and results of operations. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have an impact on prices and demand for our products, which could adversely affect our business and results of operations.

The Asia-Pacific region will likely be affected if the economic landscape further deteriorates. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region. In the Middle East region, lower oil revenues and tighter credit conditions could moderate economic growth and adversely affect construction investments. Our operations in the United Arab Emirates, or UAE, have been adversely affected by credit concerns and the end of the construction boom. In addition, the accumulated housing overhang, the rapid decline in property values and the radical change in the international financial situation could prompt a sudden adjustment of the residential markets in some of the countries in the region. The political instability in Egypt in 2010 and 2011, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011, is continuing and has caused a reduction in overall economic activity in Egypt, which is negatively affecting demand for building materials, and interruptions in services, such as banking, which is also having a material adverse effect on our operations in Egypt.

If the economies of the major countries where we operate were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations would be adversely affected.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that use the Euro as their currency, or the Eurozone. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries.

These concerns could lead to the reintroduction of individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse affect on the global capital markets, and more specifically on our ability, and the ability of our customers, suppliers and lenders to finance their respective businesses, to access liquidity at acceptable financing costs, if at all, and on the demand for our products.

The Financing Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.

The Financing Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each period of four consecutive fiscal quarters (measured semi-annually) up to and including the period ending December 31, 2012 and (ii) 2.00:1 for the remaining periods of four consecutive fiscal quarters (measured semi-annually) to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the Debentures) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed 7.00:1 for the period that ended December 31, 2011, 6.5:1 for the period ending June 30, 2012, 5.75:1 for the period ending December 31, 2012, 5.00:1 for the period ending June 30, 2013 and 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current economic conditions and high volatility in foreign exchange rates and the financial and capital markets. For the period ended December 31, 2011, we reported to the lenders under the Financing Agreement a consolidated coverage ratio of 1.88:1 and a consolidated leverage ratio of 6.64:1, each as calculated pursuant to the Financing Agreement. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million.

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

The Financing Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our lenders. Pursuant to the Financing Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) we receive an investment-grade rating from two of Standard & Poor’s Rating Services, Moody’s Investors Service, Inc. and Fitch Ratings; (ii) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5:1; and (iii) no default under the Financing Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that participating creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Financing Agreement.

The Financing Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy or insolvency of CEMEX, S.A.B. de C.V., any borrower under an existing facility agreement (as defined in the Financing Agreement) or any other of our material subsidiaries (as defined in the Financing Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) a change to the ownership of any of our subsidiary obligors under the Financing Agreement, unless the proceeds of such disposal are used to prepay Financing Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of August 14, 2009 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Financing Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. and each of its subsidiaries, taken as a whole, which more than 66.67% of the participating creditors determine would result in our failure, taken as a whole, to perform payment obligations under the existing facilities or the Financing Agreement; and (xiii) failure to comply with laws or our obligations under the Financing Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the participating creditors, the creditors have the ability to accelerate all outstanding amounts due under the existing facilities. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the Financing Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

We pledged the capital stock of the subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Financing Agreement, other financing arrangements and the Senior Secured Notes.

As part of the Financing Agreement, we pledged or transferred to trustees under security trusts, as collateral, the Collateral, and all proceeds of the Collateral to secure our payment obligations under the Financing Agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. The payment of principal, interest and premium, if any, on the Senior Secured Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. As of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers and the 2012 CB Payments, the Collateral and all proceeds of such Collateral secured (i) Ps196,916 million (U.S.$14,106 million) aggregate principal amount of debt under the Financing Agreement and other financing arrangements, and (ii) Ps9,812 million (U.S.$703 million) aggregate principal amount of notes issued in connection with our Debentures, in each case, including any such obligations held by us. These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Financing Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our debt maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers and the 2012 CB Payments, our total debt plus other financial obligations was Ps249,841 million (U.S.$17,897 million), not including approximately Ps6,785 million (U.S.$486 million) of notes issued in connection with the Debentures, but including our debt subject to the Financing Agreement, which was approximately Ps100,442 million

(U.S.$7,195 million). Of such total debt plus other financial obligations amount, approximately Ps8,280 million (U.S.$593 million) is maturing during 2012; Ps8,140 million (U.S.$583 million) is maturing during 2013; Ps103,357 million (U.S.$7,404 million) is maturing during 2014 (including the last principal payment under the Financing Agreement of approximately U.S.$6,707 million due on February 14, 2014); Ps22,192 million (U.S.$1,590 million) is maturing during 2015; Ps35,803 million (U.S.$2,565 million) is maturing during 2016; and Ps72,065 million (U.S.$5,162 million) is maturing after 2016.

If we are unable to comply with our upcoming principal maturities under our indebtedness (including the Financing Agreement), or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition. The failure to achieve a refinancing or extension of maturity of the Financing Agreement prior to its maturity in February 2014 would have a material adverse effect on our liquidity and on our ability to meet our other obligations.

Our ability to comply with our financial covenants and payment obligations under the Financing Agreement and other indebtedness may depend in large part on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As a result of the restrictions under the Financing Agreement and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all. The current volatility of the credit and capital markets can significantly affect us due to the limited availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset divestitures and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

In addition, our levels of debt, contractual restrictions, and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our high leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions.

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

As of December 31, 2011, we had U.S.$637 million funded under our securitization programs in Spain, the United States, France (which incorporated the sale of trade receivables in the United Kingdom) and Mexico. We cannot assure you that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global equity and credit markets in the last few years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness. Although we have been able to raise debt, equity and equity-linked capital following our entry into the Financing Agreement in August 2009, as capital markets recovered, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

The Financing Agreement restricts us from incurring additional debt, subject to a number of exceptions. The limitation on incurrence of debt covenant under the Financing Agreement permits us to incur a liquidity facility or facilities entered into with a participating creditor under the Financing Agreement in an amount not to exceed U.S.$1.0 billion (of which up to U.S.$500 million may be secured). In addition, the Financing Agreement requires proceeds from asset disposals, incurrence of debt and issuance of equity, and cash flow to be applied to the prepayments of the exposures of participating creditors, subject to our right to retain cash on hand up to U.S.$650 million, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Financing Agreement), and to temporarily reserve proceeds from asset disposals, permitted refinancings and cash on hand, to be applied to the repayment of CBs as permitted under the Financing Agreement.

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

As of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers, we had issued a total of U.S.$6,096 million and €644 million aggregate principal amount of Senior Secured Notes under the indentures governing such notes, including those held by us. The indentures governing the Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

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

Each of the covenants is subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing the Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under the indentures governing the Senior Secured Notes, holders of the Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

Furthermore, upon the occurrence of any event of default under the Financing Agreement, or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets will be sufficient to repay in full those amounts, to satisfy all of our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

CEMEX, S.A.B. de C.V. is a holding company with no significant assets other than the stock of its direct and indirect subsidiaries and its holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income from its wholly-owned and non-wholly-owned subsidiaries. The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Financing Agreement restricts CEMEX, S.A.B de C.V.’s ability to declare or pay cash dividends. In addition, the indentures governing the Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends, and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and satisfaction of losses, if any, incurred by such subsidiary in previous fiscal years.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

CEMEX, S.A.B. de C.V. currently does not expect that existing regulatory, legal and economic restrictions on its subsidiaries’ ability to pay dividends and make loans and other transfers to us will negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s subsidiaries may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations.

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

We have to service our debt and other financial obligations denominated in U.S. Dollars with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in U.S. Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars. As of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers and the 2012 CB Payments, our debt and other financial obligations denominated in U.S. Dollars represented approximately 79% of our total debt plus other financial obligations, which does not include approximately U.S.$397 million of U.S. Dollar-denominated Debentures. Our U.S. Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although the acquisition of Rinker Group Limited, or Rinker, in 2007 increased our U.S. assets substantially, we nonetheless continue to rely on our non-U.S. assets to generate revenues to service our U.S. Dollar-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our U.S. Dollar-denominated debt. See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Peso, Euro, Pound or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. In 2011, Mexico, the United Kingdom, Germany, France, the rest of Northern Europe region (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, and which we refer to as our Rest of Northern Europe region), Spain, Egypt, the rest of the Mediterranean region (which includes our subsidiaries in Croatia, UAE and Israel, and which we refer to as our Rest of the Mediterranean region) and Colombia, our main non-U.S. Dollar-denominated operations, together generated approximately 67% of our total net sales in Peso terms (approximately 22%, 8%, 8%, 7%, 7%, 4%, 3%, 4% and 4%, respectively) before eliminations resulting from consolidation. In 2011, approximately 16% of our net sales in Peso terms were generated in the United States. During 2011, the Peso depreciated approximately 11.5% against the Dollar, the Euro depreciated approximately 2.8% against the Dollar and the Pound remained almost flat against the Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts we may have entered into to hedge our exchange rate exposure.

In addition, as of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers and the 2012 CB Payments, our debt and other financial obligations denominated in Euros represented approximately 19% of our total debt plus other financial obligations, which does not include the approximately €70 million aggregate principal amount of Euro-denominated Debentures.

Our use of derivative financial instruments has negatively affected our operations especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction.

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

As of December 31, 2011, our derivative financial instruments that had a potential impact on our total financial items consisted of equity forward contracts on third party shares and equity derivatives on shares of CEMEX, S.A.B. de C.V. (including our capped call transactions in connection with the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes, as well as the conversion options embedded in these notes), a forward instrument over the Total Return Index of the Mexican Stock Exchange and interest rate derivatives related to energy projects.

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. If we resume using derivative financing instruments in the future, the cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net loss and our related ratios. For the years ended December 31, 2010 and 2011, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented a net gain of approximately Ps329 million (U.S.$26 million) and a net loss of approximately Ps905 million (U.S.$72 million), respectively. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we resume using derivative financing instruments, or with respect to our outstanding or new equity derivative positions, we may incur net losses from our derivative financial instruments. See notes 2L, 15B, 15D and 15 E to our consolidated financial statements included elsewhere in this annual report.

We may fail to obtain or renew or may experience material delays in obtaining requisite governmental approvals, licenses and permits for the conduct of our business.

We require various approvals, licenses, permits and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing licenses, permits and certificates required in the conduct of our business, or that we will continue to satisfy the conditions to which such licenses, permits, certificates are granted. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals. If we fail to obtain and/or maintain the necessary permits, licenses and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend the operation of one or more of our production facilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in 2011 and in recent years. Energy and fuel prices have recently increased and may continue to increase as a result of the political turbulence in Iran, Iraq and other countries in Africa and the Middle East. In an attempt to mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels such as tires, biomass and household waste, which will make us less vulnerable to price spikes. We have also implemented technical improvements in several facilities and entered into long-term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market and industry conditions continue to deteriorate further, additional impairment charges may be recognized.

As of December 31, 2011, approximately 35% of our total assets were intangible assets, of which approximately 81% (Ps152,674 million) corresponded to goodwill related primarily to our acquisitions of RMC Group, p.l.c., or RMC, and Rinker. Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price to the fair value of the assets acquired and liabilities assumed. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period following the purchase date.

Our consolidated financial statements have been prepared in accordance with IFRS, under which goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the reporting units to which those intangible assets relate (a reporting unit comprises multiple cash generating units) which consists of the higher of the reporting units’ fair value, less cost to sell such reporting units, and the reporting units’ value in use, represented by the discounted amount of estimated future cash flows expected to be generated by the reporting units. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the reporting unit. We determine the discounted amount of estimated future cash flows over periods of 5 to 10 years, depending on each specific country’s economic cycle. If the value in use of a reporting unit is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of Operating EBITDA and/or by reference to other market transactions. Impairment tests are sensitive to the projected future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. We use pre-tax discount rates, which are applied to pre-tax cash flows for each reporting unit. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. See note 14B to our consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2010, we recognized a goodwill impairment loss under IFRS of approximately Ps189 million (U.S.$15 million) associated with our reporting unit in Puerto Rico, which we acquired in July 2002. For the year ended December 31, 2011, we recognized a goodwill impairment loss under IFRS of approximately Ps145 million (U.S.$12 million) associated with our reporting unit in Latvia, which we acquired in March 2005. See notes 14 and 14B to our consolidated financial statements included elsewhere in this annual report.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the economies where we operate could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

We are subject to litigation proceedings, including antitrust proceedings, that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” of this annual report, we are currently subject to a number of significant legal proceedings, including, but not limited to, tax matters in Mexico, as well as antitrust investigations in Europe. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

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

In late 2010, the U.S. Environmental Protection Agency (the “EPA”) issued the final portland cement national emission standard (“Portland Cement NESHAP”) for hazardous air pollutants under the federal Clean Air Act (“CAA”). This rule requires portland cement facilities to limit emissions of mercury, total hydrocarbons, hydrochloric acid and particulate matter, and is scheduled to take effect in 2013. The EPA also promulgated New Source Performance Standards (the “NSPS”) for cement plants at the same time. The Company, along with others in its industry, has challenged these rules in administrative and judicial proceedings. In the administrative proceeding, the EPA agreed to reconsider certain aspects of both the Portland Cement NESHAP and NSPS rules. It did not, however, delay implementation of the rules, and it refused to reconsider certain aspects of the rules considered important to us. In the judicial proceeding, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP and asked the EPA to recompute the standards; however, the court declined to stay the rule pending reconsideration and therefore the compliance date remains September 2013. Industry groups are currently negotiating with the EPA to delay the compliance date but we cannot assure you that it will be delayed. The court also rejected all challenges to the NSPS rule. If the rules take effect as currently constituted, or if the remand results in the EPA issuing a stricter Portland Cement NESHAP rule, such developments could have a material impact on our business or results of operations.

In addition, the Company and others in its industry have challenged the EPA’s final emissions standards for commercial and industrial solid waste incinerators (“CISWI”), which were published in March 2011. The challenges assert, among other things, that the rules impermissibly overlap with the Portland Cement NESHAP and create ambiguity with respect to how portland cement kilns will be regulated in the future. In May 2011, the EPA announced that it will postpone implementation of the standards while it reconsiders portions of the rules and addresses related legal challenges. EPA re-proposed the CISWI rule in December of 2011. The re-proposed rule is less stringent in some respects than the previous final rule of March 2011; however, the proposed standards remain challenging. The EPA sought comments on the re-proposed rule, which were due February 21, 2012. The Portland Cement Association provided industry comments to the CISWI proposal. The pending administrative and judicial proceedings will be held in abeyance while EPA is re-considering the rule. If the rules take effect as proposed, they could have a material impact on our business or results of operations.

The EPA also has proposed regulating Coal Combustion Products (“CCPs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. We use CCPs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material, in some of our ready-mix concrete products. It is too early to predict how the EPA will ultimately regulate CCPs, but if CCPs are regulated as a hazardous or special waste in the future, it may result in changes to the mix of our products away from ones that use CCPs as a raw material. Based on current information, we believe, although we cannot assure you, that such matters will not have a material impact on us. The EPA has announced that it plans to finalize the rule by late 2012.

Efforts to address climate change through domestic federal, state and regional laws and regulations, as well as through international agreements and the laws and regulations of other countries, to reduce the emissions of greenhouse gases (“GHGs”) can create risks and uncertainties for our business. This is because the cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Such risks could include costs to purchase allowances or credits to meet GHG emission caps, costs required to provide equipment to reduce emissions to comply with GHG limits or required technological standards, or decreased profits or losses arising from decreased demand for our goods or higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls.

The EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. The EPA issued a Mandatory Reporting of GHG Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. We are in the process of complying with this regulation, and do not expect this rule to have a material economic impact on us.

In 2010, the EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to the EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, would need to apply for a PSD permit as of January 2, 2011, for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2e”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA would need to acquire a PSD permit for construction or modification activities that increase CO2e by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Beginning in July 2011, any new source that emits 100,000 tons/year of CO2e or any existing source that emits 100,000 tons/year of CO2e and undergoes modifications that would emit 75,000 tons/year of CO2e, must comply with PSD obligations. Although this has been challenged in litigation, it is now in effect and CEMEX USA facilities are complying with these requirements. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have had a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

On the legislative front, during the past few years, various bills have been introduced in the U.S. Congress seeking to establish caps or other limits on GHG emissions. However, Republicans took control of the House of Representatives in the November 2010 elections, and it is highly unlikely that legislation addressing GHG emissions will be passed by Congress as long as Republicans remain in control of the House of Representatives. On the contrary, the House of Representatives has passed a numbers of measures that would invalidate EPA’s authority to establish GHG emissions for stationary sources. Nonetheless, any legislation imposing significant costs or limitations on raw materials, fuel or production, or requirements for reductions of GHG emissions, could have a significant impact on the cement manufacturing industry and a material economic impact on our U.S. operations, including competition from imports in countries where such costs are not imposed on manufacturing.

In addition to pending U.S. federal regulation and legislation, states and regions are establishing or seeking to establish their own programs to reduce GHG emissions, including from manufacturing sectors. For example, California passed AB 32 into law in 2006, which, among other things, seeks a statewide reduction of GHG emissions to 1990 levels by 2020 and places responsibility with the California Air Resources Board (“CARB”) to develop the implementing regulations which, among other things, requires the minimization of leakage to the extent feasible. In October 2011, CARB approved a cap-and-trade program that will go into effect in January 2013 for the utility and industrial sectors, which includes the cement sector. Based on the current regulatory framework, we expect that CARB will distribute free emission allowances to industrial facilities under an output based benchmark system based on each industrial sector’s leakage risk. Emission allowances may be used to satisfy a covered entity’s compliance obligation under the cap. The cement sector was classified in the high leakage risk category which uses a 100% leakage assistance factor over the 2013 through 2020 period. Thus, based on the current regulatory framework, we expect to be able to satisfy a substantial portion of our compliance obligation under the cap using free allowances over the years 2013 through 2020, which could reduce the cost of complying with the cap. The program is designed to incentivize industrial facilities to improve energy efficiency and substitute lower carbon fuels for fossil fuels and the company is actively pursuing these opportunities as part of its alternative fuels program. However, even with the expected distribution of free allowances to the cement industry and advancements in energy efficiency and fuel substitution, we cannot provide assurance that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

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

Finally, there are ongoing efforts on the international front to address GHG emissions. We are actively monitoring negotiations of the United Nations Framework Convention on Climate Change (“UNFCCC”), and we operate in countries that are signatories to the Kyoto Protocol, which establishes GHG emission reduction targets for developed country parties to the protocol, such as the countries of the European Union. Hence, our operations in the United Kingdom, Spain, Germany, Latvia and Poland are subject to binding caps on CO2 emissions imposed by member states of the European Union as a result of the European Commission’s directive establishing the European Emissions Trading System (“ETS”) to implement the Kyoto Protocol. Under this directive, companies receive from the relevant member states set limitations on the levels of CO2 emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant monetary penalties. For the years 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. In December 2008, the European Commission, Council, and Parliament reached an agreement on a new Directive that will govern emissions trading after 2012. One of the main features of the Directive is that a European-wide benchmark will be used to allocate free allowances among installations in the cement sector according to their historical clinker production. On April 27, 2011, the European Commission adopted a Decision setting out the rules, including benchmarks of GHG emissions performance, to be used by the Member States in calculating the number of allowances to be allocated free annually to industrial sectors, including the cement sector, that are deemed to be exposed to the risk of carbon leakage. Based on the criteria in the Decision, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) will exceed our emissions, assuming that the cement industry continues to be considered a trade exposed industry. However, a review of the qualifying criteria for being considered as a trade exposed industry is to take place in 2014 and it is possible that the cement industry could lose that status. As a result of continuing uncertainty regarding final allowances, it is premature to draw conclusions regarding the overall position of all of our European cement plants. Also, separate cap-and-trade schemes may be adopted in individual countries outside the EU. For example, there is now a trading scheme in place in Croatia, who are due to become members of the European Union on July 1, 2013 after which their scheme will in due course be incorporated into that of the EU ETS.

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

Although we monitor other international efforts to regulate GHG emissions carefully, it is more difficult to estimate the potential impact of any international agreements under the UNFCCC or through other international or multilateral instruments. A Conference of Parties was held in November-December 2011 in Durban, South Africa, extending the Kyoto Protocol for five more years (until 2017). The Durban package states that a new international agreement with legal force, that would include emission reduction targets for developing countries, must be agreed by 2015 and implemented by 2020.

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

Environmental laws and regulations also impose liability and responsibility on present and former owners, operators or users of facilities and sites for hazardous substance contamination at such facilities and third-party disposal sites without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot provide assurance that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

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

With the acquisition of RMC in 2005, our geographic diversity significantly increased. As of December 31, 2011, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland), Egypt, Spain, Rest of the Mediterranean (which includes our subsidiaries in Croatia, the UAE and Israel), Colombia and Rest of South America and the Caribbean (which includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), the Philippines and Rest of Asia (which includes our subsidiaries in Thailand, Bangladesh, China and Malaysia).

For a geographic breakdown of our net sales for the year ended December 31, 2011, see “Item 4—Information on the Company—Geographic Breakdown of Net Sales for the Year Ended December 31, 2011.”

Our operations in the South America and the Caribbean region are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Our operations in Egypt, the UAE and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. We cannot assure you that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability.

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

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. We cannot assure you that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

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

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as of a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems, and those of third party providers, may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break-ins, unauthorized access and cyber attacks. Although we take steps to secure our systems and electronic information, these security measures may not be adequate. Any significant disruption to our systems could adversely affect our business and operating results.

The Mexican tax consolidation regime may have an adverse effect on our cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX, S.A.B. de C.V. to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform requires CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 are taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%).

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$23 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. On March 31, 2011, CEMEX paid approximately Ps506 million (approximately U.S.$36 million as of December 31, 2011, based on an exchange rate of Ps13.96 to U.S.$1.00). This amount covered the second payment, which together with the first payment represented 50% of the Additional Consolidation Taxes for the period between 1999 and 2004, and also included the first payment of 25% of the Additional Consolidation Taxes corresponding to 2005. As of December 31, 2011, our estimated payment schedule of Additional Consolidation Taxes was as follows: approximately Ps698 million in 2012 which was paid on March 30, 2012, approximately Ps693 million in 2013, approximately Ps1.9 billion in 2014 and approximately Ps8.9 billion in 2015 and thereafter. As of December 31, 2011, we had paid an aggregate amount of approximately Ps831 million (U.S.$59.5 million) of Additional Consolidation Taxes. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters” and notes 2O and 18D to our consolidated financial statements included elsewhere in this annual report.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the January 1, 2010 tax reform described above. However, we cannot assure you that we will prevail in this constitutional challenge. On June 3, 2011 we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities filed an appeal (recurso de revisión) before the Mexican Supreme Court, which is pending.

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

Under the terms of the ADSs and CEMEX, S.A.B. de C.V.’s by-laws, a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to Series B shares represented by the CPOs deposited with the depositary, but not with respect to the Series A shares represented by the CPOs deposited with the depositary. ADS holders will not be able to directly exercise their right to vote unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs) and may not receive voting materials in time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not voted as they requested. In addition, ADS holders are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate to vote the B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the

CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the A shares and the B shares represented by the CPOs at any meeting of holders of A shares or B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, A shares or B shares, as appropriate.

Non-Mexicans may not hold CEMEX, S.A.B. de C.V.’s Series A shares directly and must have them held in a trust at all times.

Non-Mexican investors in CEMEX, S.A.B. de C.V.’s CPOs or ADSs may not directly hold the underlying Series A shares, but may hold them indirectly through CEMEX, S.A.B. de C.V.’s CPO trust. Upon the early termination or expiration of the 30-year term of CEMEX, S.A.B. de C.V.’s CPO trust, the underlying Series A shares of CEMEX, S.A.B. de C.V.’s CPOs held by non-Mexican investors must be placed in a new trust similar to the current CPO trust for non- Mexican investors to continue to hold an economic interest in such shares. We cannot assure you that a new trust similar to the CPO trust will be created or that the relevant authorization for the creation of the new trust or the transfers of our Series A shares to such new trust will be obtained. In that event, since non-Mexican holders currently cannot hold Series A shares directly, they may be required to sell all of their Series A shares to a Mexican individual or corporation.

Preemptive rights may be unavailable to ADS holders.

ADS holders may be unable to exercise preemptive rights granted to CEMEX, S.A.B. de C.V.’s shareholders, in which case ADS holders could be substantially diluted following future equity or equity-linked offerings. Under Mexican law, whenever CEMEX, S.A.B. de C.V. issues new shares for payment in cash or in kind, CEMEX, S.A.B. de C.V. is generally required to grant preemptive rights to CEMEX, S.A.B. de C.V.’s shareholders, except if the shares are issued in respect of a public offering or if the relevant shares underlie convertible securities. However, ADS holders may not be able to exercise these preemptive rights to acquire new shares unless both the rights and the new shares are registered in the United States or an exemption from registration is available. We cannot assure you that we would file a registration statement in the United States at the time of any rights offering.

Mexican Peso Exchange Rates

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso depreciated against the Dollar by approximately 1% and 20.5% in 2007 and 2008, respectively, appreciated against the Dollar by approximately 5% and 6% in 2009 and 2010, respectively, and depreciated against the Dollar by approximately 11.5% in 2011. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. CEMEX accounting rates represent the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of Period	Average(1)	High	Low	End of Period	Average(1)	High	Low
2007	10.92	10.93	11.07	10.66	10.92	10.93	11.27	10.67
2008	13.74	11.21	13.96	9.87	13.83	11.15	13.92	9.92
2009	13.09	13.51	15.57	12.62	13.06	13.50	15.41	12.63
2010	12.36	12.67	13.21	12.15	12.38	12.64	13.19	12.16
2011	13.96	12.45	14.21	11.50	13.95	12.43	14.25	11.51

Monthly (2011)
November	13.64		14.21	13.34	13.62		14.25	13.38
December	13.96		14.02	13.48	13.95		13.99	13.49

Monthly (2012)
January	13.05		13.91	12.93	13.04		13.75	12.93
February	12.85		12.90	12.67	12.79		12.95	12.63
March	12.82		13.00	12.56	12.81		12.99	12.63
April(2)	13.11		13.22	12.74	13.12		13.23	12.73

(1)	The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	April noon buying rates and CEMEX accounting rates are through April 20, 2012.

On April 20, 2012, the CEMEX accounting rate was Ps13.11 to U.S.$1.00. Between January 1, 2012 and April 20, 2012, the Peso appreciated by approximately 6.32% against the Dollar, based on the noon buying rate for Pesos.

For a discussion of the financial treatment of our operations conducted in other currencies, see “—Selected Consolidated Financial Information.”

Selected Consolidated Financial Information

Our consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010, included elsewhere in this annual report have been prepared in accordance with IFRS. For our prior annual reports, our consolidated financial statements were prepared in accordance with MFRS.

Due to regulations issued in November 2008 by the Mexican securities authority, registrants whose shares are listed on the Mexican Stock Exchange were required to begin preparing their consolidated financial statements using IFRS, as issued by the IASB, no later than January 1, 2012, and to stop the use of MFRS. In connection with this requirement, the consolidated financial statements included in this annual report as of December 31, 2011 and 2010 and as of January 1, 2010, and for the years ended December 31, 2011 and 2010, are CEMEX, S.A.B. de C.V.’s first consolidated financial statements prepared in accordance with IFRS, as in effect on December 31, 2011.

CEMEX, S.A.B. de C.V. determined its opening balance sheet under IFRS as of January 1, 2010, following the guidance set forth by IFRS 1. The options selected by CEMEX, S.A.B. de C.V. in the migration to IFRS and the effects on its opening balance sheet as of January 1, 2010, according to IFRS 1, as well as the effects on its balance sheets as of December 31, 2011 and 2010, and its statements of operations and comprehensive loss for the years ended December 31, 2011 and 2010, as compared to CEMEX, S.A.B. de C.V.’s previously reported amounts under MFRS, are described in note 27 to our consolidated financial statements included elsewhere in this annual report.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by IASB) to reconcile such financial statements to U.S. GAAP. As such, while CEMEX has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in our filings with the SEC. Any references to accounting treatments under MFRS or U.S. GAAP relate solely to the application of MFRS or U.S. GAAP to our historical consolidated financial statements.

The financial data set forth below as of and for each of the two years ended December 31, 2011 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2011 and 2010, and as of January 1, 2010, and for each of the two years ended December 31, 2011 and 2010 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto included elsewhere in this annual report.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the year ended December 31, 2011 may not be comparable to that for the year ended December 31, 2010.

Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “—Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below and, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps13.96 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2011. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2011 was Ps13.95 to U.S.$1.00. Between January 1, 2012 and April 20, 2012, the Peso appreciated by approximately 6.32% against the Dollar, based on the noon buying rate for Pesos.

CEMEX, S.A.B. DE C.V. and Subsidiaries

Selected Consolidated Financial Information

	As of January 1, 2010	As of and for the year ended December 31,
		2010		2011
	(in millions of Pesos, except ratios and share and per share amounts)
Income Statement Information:
Net sales	N/A	Ps	177,641	Ps	189,887
Cost of sales(1)	N/A		(127,845)		(136,167)
Gross profit	N/A		49,796		53,720
Operating expenses	N/A		(39,060)		(41,656)
Operating income	N/A		10,736		12,064
Other expense, net	N/A		(6,335)		(5,449)
Financial items(2)	N/A		(15,276)		(18,841)
Equity in loss of associates	N/A		(487)		(334)
Loss before income tax	N/A		(11,362)		(12,560)
Non-controlling interest net loss	N/A		46		21
Controlling interest net loss	N/A		(13,482)		(24,788)
Basic loss per share(3)(4)	N/A		(0.39)		(0.74)
Diluted earnings per share(3)(4)	N/A		(0.39)		(0.74)
Dividends per share(3)(5)	N/A		N/A		N/A
Number of shares outstanding(3)(6)	28,836		30,065		31,410
Balance Sheet Information:
Cash and temporary investments	14,104		8,354		16,128
Property, machinery and equipment, net	246,123		221,271		233,709
Total assets	555,551		504,881		541,652
Short-term debt	7,274		5,618		4,673
Long-term debt	203,172		188,776		203,798
Non-controlling interest and perpetual debentures(7)	43,601		19,443		16,602
Total controlling stockholders’ equity	175,003		163,744		155,101
Other Financial Information:
Net working capital(8)	20,986		18,692		23,690
Book value per share(3)(6)(9)	6.07		5.45		4.94
Operating margin	N/A		6.0%		6.4%
Operating EBITDA(10)	N/A		29,844		29,600
Ratio of Operating EBITDA to interest expense(10)	N/A		2.0		1.8
Investment in property, machinery and equipment, net	N/A		4,726		3,198
Depreciation and amortization	N/A		19,108		17,536
Net cash flow provided by operating activities	N/A		6,674		6,486
Basic loss per CPO(3)(4)	N/A		1.17		2.22

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concerete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item, and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of our distribution expenses line item.
(2)	Financial items includes financial expenses and our other financial income (expenses), net, which includes our financial income, results from financial instruments (derivatives and marketable securities), foreign exchange results and others. See note 6 to our consolidated financial statements included elsewhere in this annual report.

(3)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each of CEMEX, S.A.B. de C.V.’s CPOs represents two Series A shares and one Series B share. As of December 31, 2011, approximately 99.8% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each of CEMEX, S.A.B. de C.V.’s ADSs represents ten CPOs.
(4)	Loss per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 21 to our consolidated financial statements included elsewhere in this annual report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS.
(5)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2010 and 2011. At CEMEX, S.A.B. de C.V.’s 2010 annual shareholders’ meeting, held on February 24, 2011, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. In connection with CEMEX, S.A.B. de C.V.’s 2011 annual shareholders’ meeting held on February 23, 2012, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. As a result, shares equivalent to approximately 418.7 million CPOs were issued and paid.
(6)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(7)	Non-controlling interest, as of December 31, 2010 and 2011, includes U.S.$1,320 million (Ps16,310 million) and U.S.$938 million (Ps13,089 million), respectively, that represents the nominal amount of Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(8)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(9)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(10)	Operating EBITDA equals operating income before amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. There is no specific standard under IFRS that regulates the presentation of the statement of operations. While there are line items that are customarily included in statements of operations prepared pursuant to IFRS such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals and the display of such statement of operations varies significantly by industry and company according to specific needs. Nonetheless, for convenience of the reader, Operating EBITDA is reconciled below to operating income, as reported in the statements of operations, and to net cash flows provided by operating activities, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Debentures issued by consolidated entities of approximately Ps1,010 million for 2010 and approximately Ps1,624 million for 2011, as described in note 19D to our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2010		2011
	(in millions of Pesos)
Reconciliation of operating EBITDA to net cash flows provided by continued operations
Operating EBITDA	Ps	29,844	Ps	29,600
Less:
Operating depreciation and amortization expense		19,108		17,536
Operating income	Ps	10,736	Ps	12,064
Plus/minus:
Changes in working capital excluding income taxes		(623)		(727)
Depreciation and amortization expense		19,108		17,536
Financial expense paid in cash including coupons on Debentures		(14,968)		(13,352)
Income taxes paid in cash		(4,310)		(3,778)
Other items, net		(3,269)		(5,257)
Net cash flows provided by operating activities	Ps	6,674	Ps	6,486

Item 4—Information on the Company

Unless otherwise indicated, references in this annual report to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis.

Business Overview

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of Mexico, with our principal executive offices in Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265. Our main phone number is (011-5281) 8888-8888.

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

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2011 of approximately 94.8 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 55 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 160 million tons, in each case based on our annual sales volumes in 2011. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.4 million tons of cement and clinker in 2011. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We operate globally, with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps542 billion (U.S.$39 billion) as of December 31, 2011, and an equity market capitalization of approximately Ps102,622.22 million (U.S.$7,774.41 million) as of April 26, 2012.

As of December 31, 2011, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2011, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2011
	Assets After Eliminations (in Billions of Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	78	15	29.3
United States	236	13	17.1
Northern Europe
United Kingdom	32	2	2.4
Germany	14	2	4.9
France	16	—	—
Rest of Northern Europe(2)	18	3	4.6
The Mediterranean
Spain	47	8	11
Egypt	8	1	5.4
Rest of Mediterranean(3)	10	3	2.4
South America and the Caribbean
Colombia	15	2	4.0
Rest of South America and the Caribbean(4)	20	5	8.0
Asia
Philippines	9	2	4.5
Rest of Asia(5)	2	1	1.2
Corporate and Other Operations	36	—	—

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	“Number of cement plants” and “Installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.6 million tons of cement.
(2)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2011, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.3 million tons of cement as of December 31, 2011.
(3)	Refers primarily to our operations in Croatia, the UAE and Israel.
(4)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(5)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

During most of the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following are our only significant acquisitions over the last five years:

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

•

As a result of Ready Mix USA’s exercise of its put option (see note 14A to our consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date and Ready Mix USA, LLC, generated an aggregate loss of approximately U.S.$31 million (or approximately Ps387 million), which, as a transaction between stockholders under IFRS, was recognized within “Other equity reserves.” Considering that control was transferred in August 2011, as of December 31, 2012, we were still in the process of completing the allocation of the purchase price of Ready Mix USA, LLC to the fair values of the assets acquired and liabilities assumed, which is expected to be concluded before July 31, 2012. Our consolidated financial statements included elsewhere in this annual report include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,347 million, and its results of operations for the nine-month period ended December 31, 2011.

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

Geographic Breakdown of Net Sales for the Year Ended December 31, 2011

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2011:

For a description of a breakdown of total revenues by geographic markets for each of the years ended December  31, 2010 and 2011, please see “Item 5—Operating and Financial Review and Prospects.”

Breakdown of Net Sales by Product for the Year Ended December 31, 2011

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2011:

Our Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that, in most cases, vertical integration brings us closer to the end consumer. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In approximately 20 years, we evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of the countries in which we operate (particularly Mexico, the United States, Colombia, Poland and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

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

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in the United States, Spain, Italy, Australia and elsewhere.

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

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated turnkey solutions provider, mostly in infrastructure projects which make extensive use of our cement and concrete products. For example, in Mexico alone, we have paved more than 10,000 kilometers of concrete highways and roads. We have also recently provided tailor-made solutions for important infrastructure projects in the country, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit. We also continue innovating with new products, and recently launched two new global ready-mix brands designed using proprietary admixtures developed by our researchers.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

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

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall cement production related costs and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We also implemented several worldwide standard platforms as part of this process. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to achieve cost efficiencies. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets often allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

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

Global Refinancing. On August 14, 2009, we entered into the Financing Agreement, which extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations, of which U.S.$7,195 million remained outstanding as of December 31, 2011. Since entering into the Financing Agreement, we have successfully completed several capital markets transactions, the proceeds of which were substantially applied to reduce our debt thereunder and to address other debt maturities. As of December 31, 2011, we had principal payments due under the Financing Agreement of U.S.$488 million on December 15, 2013 and U.S.$6,707 million on February 14, 2014. We currently have funds available to address all of our significant scheduled maturities until the December 15, 2013 scheduled principal payment under the Financing Agreement. Maintaining market terms and achieving an appropriate size, tenor and pricing for our overall corporate financing facilities is an ongoing objective of ours. Consistent with this objective, we maintain an ongoing dialogue with our creditors regarding refinancing alternatives for our upcoming maturities.

Asset Divestitures. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. In the first quarter of 2012 we sold assets for approximately U.S.$27 million. For the remainder of 2012, we expect to sell non-core assets for between approximately U.S.$250 million and U.S.$300 million, or for a higher amount, if we deem it necessary.

Global Cost-Reduction Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. CEMEX is targeting to generate approximately U.S.$400 million in annualized cost savings intended to improve our operating results by the end of 2012 through the implementation of this program, which contemplates an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 28%, from 61,545 employees as of December 31, 2007 to 44,104 employees as of December 31, 2011. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

Also as part of these initiatives, during 2009, we temporarily shut down (for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California, which had an installed cement production capacity of approximately 0.9 million tons per annum. The plant had been closed on a temporary basis since March 2009 due to economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States. We have no other set plans for the Davenport facility at this time. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. During 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations through the closure of under-utilized facilities and the reduction of headcount, among other actions designed to improve the profitability of our operations in the region.

Furthermore, during 2011, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

Optimizing Capital Expenditures. In light of the continued weak demand for our products throughout the majority of our markets, we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$468 million during 2011, from approximately U.S.$555 million during 2010 and approximately U.S.$636 million during 2009 (in each case excluding acquisitions and capital leases). This reduction in capital expenditures in response to weak demand for our products has been implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million until the debt under the Financing Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards and we may opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions.

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

Foster our sustainable development

Our priorities include sustainable construction, affordable housing and infrastructure, enhancing our carbon strategy, environmental and biodiversity management, health and safety, strengthening local communities and partnering with key stakeholders.

Lead in Sustainable Construction. We aim to take the lead in sustainable construction, which involves developing better building products and solutions that can be more sustainably produced, facilitate more efficient construction processes, and contribute to the overall sustainability of buildings and other infrastructure. Moreover, we support the design and transformation of buildings to consume significantly less energy, water, and other resources in their use, maintenance, renovation, and dismantling. During 2011, we increased to approximately 87% the implementation in our three main businesses of our carbon footprint tool—first of its kind in the building materials industry—that allows the company to measure the greenhouse gas emissions of all of our cement, ready-mix concrete, and aggregates products.

We seek to continually expand the range of applications and sustainability benefits that our products support. As an example, during 2011, we released three new concrete products, Fortium, Hidratium and Promptis.

Strategic and selective external collaboration are key in helping transform the construction industry and the solutions it provides to cities. Our ongoing participation in the World Business Council for Sustainable Development’s Urban Infrastructure Initiative has allowed us to become more involved in city planning and infrastructure projects. Our participation in this initiative has yielded sustainable infrastructure and building solutions action plans for cities in Europe and Asia.

Affordable Housing and Infrastructure. We are a leading provider of affordable housing and high-scale infrastructure as well as substantive collaborators in the socioeconomic development of emerging markets throughout the world. During 2011, we completed approximately 188 infrastructure projects, representing more than 8 million square meters of pavement for highways, mass transit projects, airport runways, and city streets. We have also made significant progress in meeting the need for affordable housing in our markets. In 2011 alone, we contributed to the construction of approximately 3,200 affordable homes. Our affordable housing program expanded to Costa Rica, Nicaragua, Panama, Guatemala, and Haiti. We expect to further grow our affordable housing program by engaging directly with potential homeowners to provide them with the engineering, technology, and construction techniques needed to build their own homes.

Enhance our Carbon Strategy. Climate change poses significant challenges to our society, and we are committed to applying our skills, technologies, and determination to contribute to the development of a low-carbon economy. We have been successful in increasing fossil fuels substitution rates to approximately 24.7% in 2011. We also introduced a new target of 35% substitution rate by 2015, by far the most ambitious in our industry. During 2011, four new projects qualified for Certified Emission Reduction (“CER”) credits under the CDM program. In total, we have eight projects that qualify for CERs under the CDM.

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

optimizing water use; and reducing and recycling waste. During 2011, we increased the percentage of clinker produced with continuous monitoring of major emissions from 74% to 80%. Overall, we have quarry rehabilitation plans in place at 89% of our active cement and aggregates sites, and we are on track to achieve our target of 100% by 2015. We continued our successful partnership with BirdLife International in 2011 and developed a new methodology for biodiversity action plans (BAPs), providing a guided plan designed to achieve set targets that aim to mitigate biodiversity loss and/ or seize opportunities to enhance biodiversity at the sites

Strengthen Local Communities. Helping sustain the health and prosperity of the communities in which we operate is important to CEMEX. Through our social responsibility efforts, we look to become a key partner in improving living conditions in developing economies while cultivating new generations of construction professionals.

Our high impact social programs have achieved significant progress during 2011, approximately 45,545 Latin American families benefited from our Patrimonio Hoy program, bringing the accumulated total to approximately 353,856 families. This initiative is currently implemented in Mexico, Colombia, Nicaragua, Costa Rica and the Dominican Republic. As part of our “Productive Centers for Self-employment” initiative, we established 16 new units, 14 of which are in Mexico and 2 in Colombia, that benefit a total of more than 44,000 families. Through the CEMEX-ITESM (TEC) partnership, 51 projects were developed involving 200 university students.

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

During 2011, we implemented 207 employee engagement initiatives throughout the world, reaching around 70% of our workforce. The countries in which we operate that conduct regular customer satisfaction surveys increased to 86%. More than 1,000 suppliers were surveyed regarding their sustainability practices. We are currently working with more than 300 global and local non-governmental organizations on environmental, educational, social, and other policy and development programs.

High Priority to Health and Safety. Because the safety, health, and well-being of our employees, contractors, and third parties affected by our operations are our highest priority, we have introduced safety systems to identify and address risks, implemented innovative employee health initiatives to promote well-being, and instituted line-manager ownership of health and safety to ensure that programs are implemented and led as effectively as possible.

During 2011, CEMEX guided 2,914 supervisors and managers through training in LEGACY, the company’s in house flagship safety leadership program, approximately 800 supervisor and managers more than those that completed the program in 2010.

In 2011, we had a lost-time injury (LTI) rate of 2.3 with 213 such injuries in total. This marks an improvement over 2010’s rate of 2.6.

During 2011, CEMEX established the Road Transportation Safety Group, a new group that represents all geographic regions in which we operate and that also includes leaders of road transportation and logistics, to develop continuous improvement initiatives globally that can reduce safety risks on the road.

During 2011, we increased the percentage of our operations that have implemented a local health management system to 82%, from 79% in 2010, 76% in 2009 and 52% in 2008. To complement these systems, we developed our global Health Essentials campaign, which provides managers in all business units with practical and easy-to-use materials on 12 key topics including heart and back health, stress management and nutrition. In 2011, approximately 72% of our employees participated in annual medical exam programs.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2011:

	North America	Europe	South America and the Caribbean	Africa and Middle East	Asia	Total CEMEX
Total fatalities, employees, contractors and other third parties (#)	10	12	15	4	3	44
Fatalities employees (#)	4	—	1	—	—	5
Fatality rate employees(1)	2.08	—	2.32	—	—	1.2
Lost-Time injuries (LTI), employees (#)	140	40	22	8	8	213
Lost-Time injuries (LTI), contractors (#)	51	23	29	12	12	124
Lost-Time injury (LTI) frequency rate, employees per million hours worked	3.07	1.41	1.90	1.58	1.58	2.3

(1)	Incidents per 10,000 people in a year.

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2011, 55 of our 57 operative production plants used the dry process and 2 used the wet process. Our operative production plants that use the wet process are located in Nicaragua and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

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

Aggregates are obtained from land-based sources such as sand and gravel pits and rock quarries or by dredging marine deposits. See “—Description of our raw materials reserves.”

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

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties. For the year ended December 31, 2011, approximately 12% of our total raw material needs were supplied by third-parties.

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

Our reserve estimates are prepared by CEMEX’s engineers and geologists and are subject to annual review by our corporate staff jointly with the regional technical managers associated to our business units. On specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. Over the three-year period ended December 31, 2011, we have employed third-parties to review (i) our cement raw materials reserves estimates in the United Kingdom, Germany, Croatia, Poland, Latvia, Philippines, Costa Rica and Puerto Rico, and (ii) our aggregates reserves estimates in France, Poland, Latvia, Austria, Czech Republic, Hungary, Israel, Malaysia, Panama and Nicaragua.

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

During 2011, our total quarry material production was approximately 208 million tons, of which approximately 64% was used for own consumption to produce cement, ready-mix concrete, and/or other products which are later sold to the public and the remaining 36% was directly sold to customers.

Our estimates distinguish between owned and leased reserves, the later determined over the term of the lease contract, and include only those permitted reserves which are proven and probable. As of December 31, 2011, the total surface of property in our quarries operations (including cement raw materials quarries and aggregates quarries), was approximately 109,729 hectares, of which approximately 74% was owned by us and approximately 26% was managed through lease contracts.

As of December 31, 2011, we operated 151 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are located at or near the cement plant facilities. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 59 years, assuming 2007-2011 average annual cement production (last five years average production).

The table set forth below presents our total permitted proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2011 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico(1)	Limestone	18	8,920	24	1,261	303	1,565	69	21.0	22.7	91%
	Clay	16	8,445	—	146	157	303	88	3.5	3.4	100%
	Others	1	100	—	—	—	—	7	—	—	100%

United States(2)	Limestone	13	17,358	—	898	164	1,062	50	11.4	21.3	100%
	Clay	2	132	7	24	—	24	52	0.4	0.5	100%

Northern Europe
United Kingdom	Limestone	3	681	107	136	9	145	63	2.2	2.3	100%
	Clay	2	98	—	14	22	36	58	0.6	0.6	100%
Germany	Limestone	3	628	49	32	128	159	41	4.0	3.9	98%
Rest of Northern Europe	Limestone	3	740	—	96	45	141	30	5.2	4.7	96%
	Clay	1	70	—	11	2	13	39	0.3	0.4	100%

Central and South America and the Caribbean
Colombia	Limestone	10	2,690	86	71	322	394	93	4.1	4.2	100%
	Clay	2	100	—	2	—	2	9	0.1	0.2	100%
Rest of Central and South America and the Caribbean	Limestone	21	988	186	234	512	745	120	6.5	6.2	98%
	Clay	8	540	60	47	41	88	110	0.6	0.8	100%
	Others	1	—	1,543	3	—	3	34	0.1	0.1	100%

The Mediterranean
Spain	Limestone	12	462	117	263	45	308	43	5.3	7.2	100%
	Clay	6	64	72	8	7	16	23	0.4	0.7	100%
	Others	2	102	9	1	13	14	81	—	0.2	100%
Egypt	Limestone	2	—	161	294	—	294	53	5.8	5.6	100%
	Clay	4	—	608	117	—	117	75	1.6	1.6	100%
	Others	5	—	299.5	27	—	27	174	0.1	0.2	100%
Croatia	Limestone	2	192.3	23.2	24	—	24	10	1.5	2.3	100%

Asia
Philippines	Limestone	4	116	38	44	58	102	51	4.7	2.0	0%
	Clay	3	36	—	—	3	3	3	0.2	1.0	0%
	Others	5	68	15	5	26	32	11	0.7	3.0	0%
Rest of Asia	Limestone	1	7	—	13	2	15	—	—	—	0%
	Clay	1	4	—	—	—	—	—	—	—	0%

CEMEX Consolidated	Limestone	92	32,783	792	3,366	1,589	4,955	60	72.0	82.0
	Clay	45	9,488	747	369	232	601	66	7.6	9.11
	Others	14	270	1,866	37	40	77	22	0.9	3.45

	Totals	151	42,541	3,405	3,772	1,860	5,632	59	80.3	95.0

(1)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.
(2)	Our cement raw materials operations in the U.S. include one limestone quarry that also produces hard rock aggregates.

As of December 31, 2011, we operated 491 aggregates quarries across our global operations dedicated to serving our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 31 years, assuming 2007-2011 average production (last five years average aggregates production).

The table set forth below, present our total permitted proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2011 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico	Hardrock	5	881	25	79	94	173	45	4.0	3.9	57%
	Others	9	128	230	27	29	56	11	5.0	5.1	73%

United States	Hardrock	16	13,030	4,527	334	238	572	34	13.0	16.7	28%
	Sand & Gravel	89	7,961	9,727	539	151	690	27	17.8	25.4	40%
	Others	16	1,774	1,072	42	158	199	41	2.9	4.8	25%

Northern Europe
United Kingdom	Hardrock	10	330	756	388	32	420	70	6.0	6.0	50%
	Sand & Gravel	94	3,915	2,441	76	210	287	44	6.4	6.4	50%
	Others	17	350	304	148	46	193	48	4.0	4.0	49%
Germany	Hardrock	4	87	56	22	21	43	26	1.9	1.7	0%
	Sand & Gravel	41	1,936	958	98	117	215	21	11.0	10.5	0%
	Others	6	30	645	91	32	123	26	4.8	4.8	4%
France	Hardrock	9	92	339	115	14	129	49	2.6	2.6	13%
	Sand & Gravel	32	913	1,309	159	52	211	24	9.0	8.9	40%
Rest of Northern Europe	Hardrock	16	757	669	150	48	197	39	3.8	5.0	47%
	Sand & Gravel	46	1,624	861	161	58	219	16	11.6	13.4	26%
	Others	21	655	125	62	37	100	28	3.4	3.5	17%

Central and South America and the Caribbean
Colombia	Sand & Gravel	5	557	—	15	3	19	10	1.2	1.9	100%
Rest of Central and South America and the Caribbean	Hardrock	1	150	—	15	3	18	38	0.4	0.5	0%
	Others	10	1,823	849	20	188	208	95	0.9	2.2	40%

The Mediterranean
Spain	Hardrock	22	542	197	264	30	294	47	3.2	6.2	51%
	Sand & Gravel	8	504	162	59	5	64	22	1.7	2.9	58%
	Others	1	—	48	2	2	4	20	0.1	0.2	7%
Egypt	Others	2	—	2	—	1	2	4	0.4	0.5	40%
Rest of the Mediterranean	Hardrock	6	27	282	95	44	139	15	10.6	9.4	51%
	Sand & Gravel	2	—	26	1	—	1	4	0.3	0.3	39%

Asia
Rest of Asia	Hardrock	3	83	23	18	18	35	17	1.9	2.1	47%

CEMEX Consolidated	Hardrock	92	15,979	6,874	1,480	542	2,022	37	47.4	54.0
	Sand & Gravel	317	17,410	15,485	1,109	596	1,705	24	59.2	69.7
	Others	82	4,760	3,275	392	493	885	35	21.6	25.1

	Totals	491	38,149	25,634	2,981	1,631	4,612	31	128.1	148.8

Related Products

We rely on our close relationship with our customers to offer them complementary products for their construction needs, from rods, blocks, concrete tubing and asphalt to electrical supplies, paint, tile, lumber and other fixtures.

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

Our Corporate Structure

We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2011. The chart also shows, for each company, our approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include all our intermediary holding companies and our operating company subsidiaries.

# Our Corporate Structure as of December 31, 2011

Cemex, S.A.B. DE C.V. (Mexico)
Cemex México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Centro Distribuidor de Cemento, S.A. de C.V. (Mexico) 100% (2)
New Sunward Holding B.V. (Netherlands) 100% (3)(4)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5)(6)
CEMEX France Gestion (S.A.S.) (France) 100%
CEMEX UK (United Kingdom) 100% (7)
CEMEX Investments Limited (United Kingdom) 100%
CEMEX Polska sp. Z.o.o (Poland) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (14)
CEMEX SIA (Latvia) 100%
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
CEMEX AS (Norway) 100% (8)
Readymix Argentina, S.A. (Argentina) 100%
CEMEX Deutschland AG (Germany) 100%
Akmenes Cementas AB (Lithuania) 33% (15)
Readymix plc (Ireland) 61.2% (13)
CEMEX Jamaica (Jamaica) 100%
CEMEX Austria AG (Austria) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
Cemex Hungária Kft (Hungary) 100%
UAE (United Arab Emirates) 49% (11)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
CEMEX Corp. (United States) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX, Inc. (United States) 100%
Cemex Materials LLC. (United States) 100%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
Cemento Bayano, S.A. (Panama) 99.5%
CEMEX Colombia, S.A. (Colombia) 99.7%
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (12)
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Solid Cement Corp. (Philippines) 100% (9)(10)
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (10)
APO Cement Corporation (Philippines) 100% (10)
CHINA (China) 99% (16)

(1)	Includes approximate 99.87% interest pledged as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral.
(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and Centro Distribuidor de Cemento, S.A. de C.V. indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes the interest of New Sunward, CEMEX, S.A.B. de C.V. and other subsidiaries of the group.
(6)	Includes approximate 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France Gestion (S.A.S.) 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operating company and also the holding company for operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX España’s 2% indirect interest.
(13)	Registered business name is CEMEX Ireland. On February 22, 2012, Readymix Investments, an indirect subsidiary of CEMEX, made an offer for all the shares in Readymix plc that are not already indirectly owned by CEMEX at a per share price of €0.25. The offer was subsequently accepted and the acquisition remains subject to closing conditions.
(14)	On December 4, 2009, Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d.
(15)	Represents our 33.95% interest in the ordinary shares and our 11.64% interest in the preferred shares.
(16)	Represents CEMEX Asia Holdings’ economic interest in 2 companies in China, CEMEX Tianjin and CEMEX Qingdao, with a 99% interest in CEMEX Tianjin and a 100% interest in CEMEX Qingdao.

Mexico

Overview. Our operations in Mexico represented approximately 21% of our net sales in Peso terms before eliminations resulting from consolidation. As of December 31, 2011, our business in Mexico represented approximately 31% of our total installed cement capacity and approximately 14% of our total assets.

As of December 31, 2011, we owned 100% of the outstanding capital stock of CEMEX Mexico. CEMEX Mexico is a direct subsidiary of CEMEX, S.A.B. de C.V. and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX Mexico, indirectly, is also the holding company for our international operations. CEMEX Mexico, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

In September 2006, we announced a plan to construct a new kiln at our Tepeaca cement plant in Puebla, Mexico. The current production capacity of the Tepeaca cement plant is approximately 3.3 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Tepeaca cement plant to approximately 7.4 million tons of cement per year, is expected to be completed in 2013. We anticipate spending a total of approximately U.S.$570 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$459 million through the end of 2011. We did not make any capital expenditures for the construction of the new kiln in 2011. We expect to spend approximately U.S.$111 million through completion.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2011, approximately 850 independent concessionaries with more than 2,500 stores were integrated into the Construrama program, with nationwide coverage.

The Cement Industry in Mexico. The latest release by the Instituto Nacional de Estadística y Geografía, or INEGI, indicates that construction investment increased by approximately 3.7% (in real terms) in 2011. Such positive performance was driven by the expansion of both residential (4.6%) and private and public non-residential sectors (3.2%). Public construction investment declined by approximately 1.7%. Construction GDP grew 4.8% (in real terms). INEGI has not yet published construction information for the first quarter of 2012.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2011 accounted for approximately 59% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 30% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

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

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, over the last 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim Ltd.; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos de Chihuahua, S.A.B. de C.V., or Cementos Chihuahua, a Mexican operator, whose holding company is 49% owned by us; and Lafarge Cementos, a subsidiary of Lafarge. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

Potential entrants into the Mexican cement market face various impediments to entry, including:

•

the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market;

•	the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement;

•	the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts;

•	the strong brand recognition and the wide variety of special products with enhanced properties;

•	the extensive capital expenditure requirements; and

•	the length of time required for construction of new plants, which is approximately two years.

Our Operating Network in Mexico

During 2011, we operated 13 out of our total of 15 cement plants (two were temporarily shut down given market conditions) and 87 cement distribution centers (including seven marine terminals) located throughout Mexico. We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low transportation costs to export to the United States, the Caribbean, and Central and South America.

Products and Distribution Channels

Cement. Our cement operations represented approximately 53% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2011. Our domestic cement sales volume represented approximately 97% of our total cement sales volume in Mexico for 2011. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The five most important distributors in the aggregate accounted for approximately 11% of our total cement sales in Mexico by volume in 2011.

Ready-Mix Concrete. Our ready-mix operations represented approximately 23% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2011. Our ready-mix operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 4% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2011.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 3% of our total cement sales volume in Mexico for 2011. In 2011, approximately 22% of our cement and clinker exports from Mexico were to the United States, 36% to Central America and the Caribbean and 42% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with Petróleos Mexicanos, or PEMEX, pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of petcoke per year, including TEG coke consumption, through 2022 and 2023. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 15.2% of the total fuel consumption for our operations in Mexico in 2011.

In 1999, we reached an agreement with the Termoeléctrica del Golfo, or TEG, consortium for the financing, construction and operation of a 230 megawatt (“MW”) energy plant in Tamuin, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. As part of the original agreement, we committed to supply the energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement we entered into with PEMEX. These agreements were reestablished under the same conditions in 2007 with the new operator and the term was extended until 2027. The agreement with PEMEX, however, was not modified and terminates in 2024. Consequently, for the last three years of the agreement, we intend to purchase the required fuel in the market. For the years ended December 31, 2009, 2010 and 2011 the power plant has supplied approximately 74%, 73% and 69%, respectively, of our overall electricity needs during such years for our cement plants in Mexico.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA, S.A., or ACCIONA, formed an alliance to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2010 and 2011, EURUS supplied approximately 20% and 23.7%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2011, we had 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 29.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 69 and 88 years, respectively, assuming 2007-2011 average annual cement production levels. As of December 31, 2011, all our production plants in Mexico utilized the dry process.

As of December 31, 2011, we had a network of 80 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 323 ready-mix concrete plants throughout 79 cities in Mexico, more than 2,500 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico. In addition, in 2011, we closed approximately 11% of our production capacity in our ready-mix plants throughout Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$84 million in 2009, U.S.$87 million in 2010 and U.S.$87 million in 2011 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$81 million in our operations in Mexico during 2012.

United States

Overview. Our operations in the United States represented approximately 16% of our net sales in Peso terms before eliminations resulting from consolidation. As of December 31, 2011, our business in the United States represented approximately 18% of our total installed cement capacity and approximately 44% of our total assets. As of December 31, 2011, we held 100% of CEMEX, Inc., the main holding company of our operating subsidiaries in the United States.

As of December 31, 2011, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2011, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 47 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2011, we had 444 ready-mix concrete plants located in the Carolinas, Florida, Georgia, Alabama, Tennessee, Texas, New Mexico, Nevada, Arizona, California, Oregon and Washington and aggregates facilities in North Carolina, South Carolina, Arizona, California, Florida, Georgia, Alabama, New Mexico, Nevada, Oregon, Texas, and Washington.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and 11 cement terminals to CEMEX Southeast, LLC, then representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC, then representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA LLC, then representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregates operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA LLC, then representing approximately 91% of its contributed capital. We owned a 50.01% interest, and Ready Mix USA owned a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owned a 50.01% interest, and we owned a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA LLC. CEMEX Southeast, LLC was managed and fully consolidated by us, and Ready Mix USA LLC was managed by Ready Mix USA and was accounted for by us under the equity method.

On February 22, 2010, Ready Mix USA LLC completed the sale of 12 active quarries and certain other assets to SPO Partners & Co. for U.S.$420 million. The active quarries, which consist of two granite quarries in Georgia, nine limestone quarries in Tennessee and one limestone quarry in Virginia, were operated by Ready Mix USA LLC and were deemed non strategic by CEMEX and Ready Mix USA LLC. The proceeds from the sale were partly used to reduce debt held by Ready Mix USA LLC and to effect a cash distribution of approximately U.S.$100 million to each joint venture partner, including CEMEX.

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 14A to our consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC was consolidated beginning March 31, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date and Ready Mix USA, LLC, generated an aggregate loss of approximately U.S.$31 million (or approximately Ps387 million), which, as a transaction between stockholders under IFRS, was recognized within “Other equity reserves.” Considering that control was transferred in August 2011, as of December 31, 2012, we were still in the process of completing the allocation of the purchase price of Ready Mix USA, LLC to the fair values of the assets acquired and liabilities assumed, which is expected to be concluded before July 31, 2012. Our consolidated financial statements included elsewhere in this annual report include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487, including cash and cash equivalents for approximately Ps912 and debt for approximately Ps1,347, and its results of operations for the nine-month period ended December 31, 2011.

On September 18, 2007, we announced our intention to begin the permitting process for the construction of a 1.7 million ton cement manufacturing facility near Seligman, Arizona. The state-of-the-art facility would manufacture cement to serve the future growth of Arizona, including the Phoenix metropolitan area. As a result of current market conditions and consistent with the reduction of our expansion capital expenditure program, we have delayed the completion of this project. As of December 31, 2009, we had spent a total of approximately U.S.$14 million on this project, and we did not incur capital expenditures in 2010 nor in 2011. We do not plan to incur capital expenditures in the construction of the Seligman Crossing Plant during 2012. During 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations, closed under-utilized facilities and reduced headcount, to pursue improvement in the profitability of our operations in the region.

With the acquisition of Mineral Resource Technologies, Inc. in August 2003, we became an important player in the fly ash market. Fly ash is a mineral residue resulting from the combustion of powdered coal in electric generating plants. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the six largest fly ash companies in the United States, providing fly ash to customers in 25 states. We also own regional pipe and precast businesses, along with concrete block and paver plants in the Carolinas and Florida.

The Cement Industry in the United States. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors, namely, the residential sector, the industrial and commercial sector, and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, demand from the public sector is more stable and has helped to soften the decline in demand during periodic economic recessions, including the recent recession.

The construction industry experienced the worst downturn in over 70 years as the fallout from the collapse of the housing boom caused massive losses in the financial sector, which resulted in a deep recession and extremely tight credit conditions. Under these conditions, cement demand declined 45% from 2006 to 2010. Expansionary monetary and fiscal policies pulled the economy out of the recession, with real GDP growth of 3% in 2010, which continued at a more moderate pace of 1.7% in 2011. With the economy recovering, cement demand has stabilized with a decline of approximately 0.7% for 2010 and growth of approximately 2.5% in 2011. After a 73% decline in housing starts from 2005 to 2009, the housing sector stabilized in the second half of 2009 and has increased moderately since then, from approximately 554,000 housing starts in 2009 to approximately 587,000 housing starts in 2010 and approximately 609,000 housing starts in 2011. Nominal construction spending for the industrial and commercial sector lagged the decline in the economy by about a year, with declines of 24% in 2009, 32% in 2010 and 2% in 2011. The industrial and commercial sector stabilized during 2011 from a year-over-year spending decline of 12% during the first half of the year to an increase of 5% in the third quarter and 12% in the fourth quarter. Industrial and commercial contract awards, which drive future spending for the sector, increased by 8% in real terms in 2011 compared to the same period of the prior year. Nominal construction spending for the public sector remained more resilient during the recession, increasing 9% in 2008 followed by flat spending in 2009 and declines of 7% in 2010 and 2% in 2011. Overall, we believe that the construction sector and cement demand have stabilized and should start growing again as the economic recovery leads to more job creation and better credit conditions.

Competition. The cement industry in the United States is highly competitive. We compete with national and regional cement producers in the United States. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 6,000 ready-mix concrete plants that produce ready-mix concrete in the United States and about 70,000 ready-mix concrete mixer trucks that deliver the concrete to the point of placement. The NRMCA estimates that the value of ready-mix concrete produced by the industry is approximately U.S.$30 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the U.S. Geological Survey, during 2011 an estimated 3,900 companies operated approximately 6,000 sand and gravel sites and 1,600 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2011.

Products and Distribution Channels

Cement. Our cement operations represented approximately 29% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2011. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 29% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2011. Our ready-mix concrete operations in the United States purchase most of their cement requirements from our cement operations in the United States and roughly half of their aggregates requirements from our aggregates operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 17% of net sales for our operations in the United States before eliminations resulting from consolidation in 2011. We estimate that, as of December 31, 2011, the hard rock and sand/gravel permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 34 and 27 years, respectively, assuming 2007-2011 average annual cement production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 32% of our total production costs of our cement operations in the United States in 2011. We are currently implementing a program to gradually replace coal with more economic fuels, such as petcoke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2011, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2011 represented approximately 16% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.1 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 50 and 52 years, respectively, assuming 2007-2011 average annual cement production levels. As of that date, we operated a distribution network of 47 cement terminals. All of our 13 cement production facilities in 2011 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2011, we had 444 wholly-owned ready-mix concrete plants and operated 81 aggregates quarries. As of December 31, 2011, we distributed fly ash through 14 terminals and eight third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 139 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 68% of our ready-mix plants, 75% of our block manufacturing plants and 77% of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport facility in 2011 for U.S.$30 million.

Capital Expenditures. We made capital expenditures of approximately U.S.$60 million in 2009, U.S.$75 million in 2010 and U.S.$66 million in 2011 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$69 million in our operations in the United States during 2012.

Divestitures. In an ongoing effort to divest idle and non-core assets, we divested approximately U.S.$69 million of assets in 2011, comprised of U.S.$50 million of real estate (including the sale of a portion of the Davenport facility), U.S.$10 million of non-core businesses and U.S.$9 million of equipment.

Northern Europe

For the year ended December 31, 2011, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 30% of our net sales before eliminations resulting from consolidation. As of December 31, 2011, our business in Northern Europe represented approximately 12% of our total installed capacity and approximately 15% of our total assets.

Our Operations in the United Kingdom

Overview. Our operations in the United Kingdom represented approximately 8% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 6% of our total assets, for the year ended December 31, 2011.

As of December 31, 2011, we held 100% of CEMEX Investments Limited, the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

The Construction Industry in the United Kingdom. According to the United Kingdom’s Office for National Statistics, in 2011, the U.K.’s GDP was estimated to have grown by 0.8% compared to a 1.8% growth in 2010. Total construction output is estimated to have risen 1.8% in 2011, as compared to an 8.2% decline in 2010 over the preceding year. Both private and public sector housing are estimated to have grown, but the total public construction sector is estimated to have decreased by 2.2%, while infrastructure construction is expected to have risen by 9.7%. According to the Mineral Products Association, domestic cement demand increased approximately 6% in 2011 compared to 2010. However, output in the industrial sector is estimated to be down 8.1%, with commercial construction activity flat and total repair and maintenance activity expected to be up slightly at 1.7%.

Competition. Our primary competitors in the United Kingdom are Lafarge, Heidelberg, Tarmac, and Aggregate Industries (a subsidiary of Holcim), each with varying regional and product strengths.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. Our cement operations represented approximately 15% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation for the year ended December 31, 2011. About 82% of our United Kingdom cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2011, our operations in the United Kingdom imported approximately 66,000 metric tons of clinker from our cement operations in Spain.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 25% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2011. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 16% of our 2011 United Kingdom sales volume. Our ready-mix concrete operations in the United Kingdom in 2011 purchased approximately 72% of their cement requirements from our cement operations in the United Kingdom and approximately 77% of their aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 23% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2011. In 2011, our United Kingdom aggregates sales were divided as follows: 53% were sand and gravel, 38% limestone and 9% hard stone. In 2011, 15% of our aggregates volumes were obtained from marine sources along the United Kingdom coast. In 2011, approximately 47% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2011, fixed production costs were reduced by 2%. Variable costs increased by 6%, primarily as a result of rising electricity costs. We continued to implement our cost reduction programs and increased the use of alternative fuels by 7% in 2011.

Ready-Mix Concrete. In 2011, we reduced fixed production costs by 7% as compared to fixed production costs in 2010.

Aggregates. In 2011, we reduced fixed production costs by approximately 1%, while increasing sales by 4%.

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated two cement plants and one clinker grinding facility in the United Kingdom (excluding Barrington, which remains mothballed since November 2008). Assets in operation at year-end 2011 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 63 and 58 years, respectively, assuming 2007-2011 average annual cement production levels. As of December 31, 2011, we also owned five cement import terminals and operated 234 ready-mix concrete plants and 61 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

In order to ensure increased availability of blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, we built a grinding and blending facility at the Port of Tilbury, located on the Thames River east of London. The facility, which started operations during May 2009, has an annual grinding capacity of approximately 1.2 million tons. In total, we spent approximately U.S.$93 million in the construction of this grinding and blending facility.

Capital Expenditures. We made capital expenditures of approximately U.S.$58 million in 2009, U.S.$53 million in 2010 and U.S.$47 million in 2011 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$41 million in our operations in the United Kingdom during 2012.

Our Operations in Germany

Overview. As of December 31, 2011, we held 100% of CEMEX Deutschland AG, our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete, aggregates and concrete products operations (consisting mainly of prefabricated concrete ceilings and walls).

The Cement Industry in Germany. According to Euroconstruct, total construction output in Germany increased by 3.7% in 2011. Data from the Federal Statistical Office indicate an increase in construction investments of 5.4% for 2011. Construction in the residential sector increased by 5.9% during 2011. Due to favorable weather in 2011, construction works increased significantly during the year. According to the German Cement Association, in 2011, the national cement consumption in Germany increased by 13.4% to 28.0 million tons, while the ready-mix concrete market showed an increase of 14.3% and the increase in the aggregates market was 8.4%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 82%, as estimated by us for 2011. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete markets and aggregates market is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated two cement plants in Germany (not including the Mersmann plant). As of December 31, 2011, our installed cement capacity in Germany was 4.9 million tons per year (excluding the Mersmann plant cement capacity). We estimate that, as of December 31, 2011, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life of approximately 41 years, assuming 2007-2011 average annual cement production levels. As of that date, our operations in Germany included three cement grinding mills, 173 ready-mix concrete plants, 42 aggregates quarries, two land distribution centers for cement, five land distribution centers for aggregates and two maritime terminals. In 2006, we closed the kiln at the Mersmann cement plant, and we do not contemplate resuming operations at this plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$31 million in 2009, U.S.$47 million in 2010 and U.S.$26 million in 2011 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$26 million in our operations in Germany during 2012.

Our Operations in France

Overview. As of December 31, 2011, we held 100% of CEMEX France Gestion (S.A.S.), our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative.

The Construction Industry in France. According to INSEE (National Institute of Statistics and Economic Studies in France), total construction output in France increased by 3.7% in 2011. The increase was primarily driven by a 20.2% increase in housing starts, a 21.3% increase in non-residential building starts and a 5.1% increase in the public works sector. According to the French cement producers association, total cement consumption in France reached 21.3 million tons in 2011, an increase of 7.9% compared to 2010. The increase was primarily driven by an increase of approximately 20% in the construction sector (both residential and non-residential), while the public works sector was flat.

Competition. Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, whereas we have to rely on sourcing cement from third parties.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated 247 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, 15 land distribution centers and 42 aggregates quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$15 million in 2009, U.S.$23 million in 2010 and U.S.$22 million in 2011 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in France during 2012.

Rest of Northern Europe

Our operations in the Rest of Northern Europe, which as of December 31, 2011, consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 33% non-controlling interest in a Lithuanian company. These operations represented approximately 7% of our 2011 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 3% of our total assets in 2011.

Our Operations in the Republic of Ireland

Overview. As of December 31, 2011, we held 61.2% of Readymix plc, our main subsidiary in the Republic of Ireland. On February 22, 2012, Readymix Investments, an indirect subsidiary of CEMEX, S.A.B. de C.V., made an offer for all the shares in Readymix plc that are not already indirectly owned by CEMEX at a per share price of €0.25. The offer was subsequently accepted and the acquisition remains subject to closing conditions. Our operations in the Republic of Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete blocks. As of December 31, 2011, we operated 34 ready-mix concrete plants, 26 aggregates quarries and 15 block plants located in the Republic of Ireland, Northern Ireland and the Isle of Man. We import and distribute cement in the Isle of Man.

The Construction Industry in the Republic of Ireland. According to Euroconstruct, total construction output in the Republic of Ireland is estimated to have decreased by 17.5% in 2011. The decrease reflected the continued contraction in the housing sector. We estimate that total cement consumption in the Republic of Ireland and Northern Ireland reached 1.9 million tons in 2011, a decrease of 12% compared to total cement consumption in 2010.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in the Republic of Ireland are CRH, the Lagan Group and Kilsaran.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.3 million in 2009, U.S.$1 million in 2010 and U.S.$1 million in 2011 in our operations in the Republic of Ireland. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in the Republic of Ireland during 2012.

Our Operations in Poland

Overview. As of December 31, 2011, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2011, we operated two cement plants and one grinding mill in Poland, with a total installed cement capacity of three million tons per year. As of December 31, 2011, we also operated 41 ready-mix concrete plants, nine aggregates quarries, 11 land distribution centers and two maritime terminals in Poland.

The Cement Industry in Poland. According to the Central Statistical Office in Poland, total construction output in Poland increased by 16.3% in 2011. In addition, according to our estimates, total cement consumption in Poland reached approximately 19.5 million tons in 2011, an increase of 21.8% compared to 2010.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$7 million in 2009, U.S.$10 million in 2010 and U.S.$21 million in 2011 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$33 million in our operations in Poland during 2012.

Our Operations in the Czech Republic

Overview. As of December 31, 2011, we held 100% of CEMEX Czech Republic, s.r.o., our operating subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2011, we operated 56 ready-mix concrete plants, six gravel pits and 12 aggregates quarries in the Czech Republic. As of that date, we also operated one cement grinding mill and one cement terminal in the Czech Republic.

The Cement Industry in the Czech Republic. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 4.8% in 2011. The decrease was primarily driven by a continued slowdown in civil engineering works. According to the Czech Cement Association, total cement consumption in the Czech Republic reached 3.9 million tons in 2011, a increase of 3.0% compared to 2010.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2009, U.S.$5 million in 2010 and U.S.$4 million in 2011 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$2 million in our operations in the Czech Republic during 2012.

Our Operations in Latvia

Overview. As of December 31, 2011, we held 100% of CEMEX SIA, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix cement producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in Estonia, Lithuania, Finland, northwest Russia and Belarus. As of December 31, 2011, we operated one cement plant in Latvia with an installed cement capacity of 1.2 million tons per year. As of that date, we also operated five ready-mix concrete plants in Latvia and one aggregates quarry.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. Our total capital expenditure in the capacity expansion of this plant was approximately U.S.$411 million through 2011.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$115 million in 2009, U.S.$24 million in 2010 and U.S.$8 million in 2011 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$9 million in our operations in Latvia during 2012.

Our Equity Investment in Lithuania

Overview. As of December 31, 2011, we owned an approximate 33% interest in Akmenes Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.3 million tons.

Our Operations in Austria

Overview. As of December 31, 2011, we held 100% of CEMEX Austria AG, our main subsidiary in Austria. We are a leading participant in the concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2011, we owned 32 ready-mix concrete plants and operated seven additional plants through joint ventures. We also owned 23 aggregates quarries, including six quarries which are currently operated by third parties, and had non-controlling interests in three quarries.

The Cement Industry in Austria. According to Euroconstruct, total construction output in Austria increased by 0.7% in 2011. The increase was primarily driven by slightly higher investments in residential and non-residential building construction. According to our estimates, the 2011 total cement consumption in Austria was stable compared to the previous year.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2009, U.S.$3 million in 2010 and U.S.$3 million in 2011 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Austria during 2012.

Our Operations in Hungary

Overview. As of December 31, 2011, we held 100% of CEMEX Hungária Kft., our main subsidiary in Hungary. As of December 31, 2011, we owned 33 ready-mix concrete plants and five aggregates quarries, and we had non-controlling interests in eight other ready-mix concrete plants and two other aggregates quarries.

The Cement Industry in Hungary. According to the Hungarian Central Statistical Office, total construction output in Hungary decreased by 3% in 2011. The decrease was primarily driven by a lack of infrastructural projects in the country due to the slowdown of the economy. Total cement consumption in Hungary was 2.2 million tons in 2011, a decrease of 16% compared to 2010.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Heidelberg, Strabag, Holcim and Lasselsberger.

Capital Expenditures. No significant capital expenditures were made in 2009 in our operations in Hungary, and we made capital expenditures of approximately U.S.$2 million in 2010 and U.S.$1 million in 2011. We currently expect to make capital expenditures of approximately U.S.$2 million in our operations in Hungary during 2012. See “—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Strabag Arbitration” for a description of the ongoing arbitration relating to the proposed sale of our operations in Austria and Hungary.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2011, we operated ten marine cement terminals in Finland, Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.1 million in 2009, U.S.$0.5 million in 2010 and U.S.$0.2 million in 2011 in our operations in Other Northern European countries. We currently do not expect to make any significant capital expenditures in our operations in Other Northern European countries during 2012.

The Mediterranean

For the year ended December 31, 2011, our business in the Mediterranean, which includes our operations in the Spain, Egypt and our Rest of the Mediterranean segment, as described below, represented approximately 11% of our net sales before eliminations resulting from consolidation. As of December 31, 2011, our business in the Mediterranean represented approximately 20% of our total installed capacity and approximately 12% of our total assets.

Our Operations in Spain

Overview. Our operations in Spain represented approximately 4% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 9% of our total assets, for the year ended December 31, 2011.

As of December 31, 2011, we held 99.88% of CEMEX España, our main operating subsidiary in Spain. Our cement activities in Spain are conducted by CEMEX España. Our ready-mix concrete activities in Spain are conducted by Hormicemex, S.A., also a subsidiary of CEMEX España, and our aggregates activities in Spain are conducted by Aricemex S.A., a subsidiary of CEMEX España. CEMEX España is also a holding company for most of our international operations.

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain, approximately

€33 million of which had been spent through the end of 2011. The first phase, which includes the cement mill with production capacity of nearly one million tons of cement per year, was completed in the last quarter of 2007. Execution of the second phase, which includes the new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, is at an initial stage, with no material investments made during 2011 or expected to be made during 2012.

In February 2007, we announced that Cementos Andorra, a joint venture between us and Spanish investors (the Burgos family), intends to build a new cement production facility in Teruel, Spain. The new cement plant is expected to have an annual capacity in excess of 650,000 tons and will be completed depending on the improvement of market conditions in Spain. Our investment in the construction of the plant is expected to be approximately €138 million, including approximately €28 million in 2007, €58 million in 2008, €30 million in 2009, €3 million in 2010, €1 million in 2011 and an expected €1 million in 2012. We hold a 99.99% interest in Cementos Andorra, and the Burgos family holds a 0.01% interest.

The Cement Industry in Spain. According to our latest estimates, in 2011, investment in the construction sector in Spain fell by approximately 8% when compared to 2010, primarily as a result of the drop in investment in the non-residential construction sector (both public and private), which decreased approximately 11%. Investment in the residential construction sector fell approximately 5% in 2011. According to the latest estimates from the Asociación de Fabricantes de Cemento de España, or OFICEMEN, the Spanish cement trade organization, cement consumption in Spain in 2011 decreased 17.2% compared to 2010.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 10.5% in 2007, 40% in 2008, 62% in 2009, 17% in 2010 and 30% in 2011. Clinker imports have been significant, with an increase of 26.8% in 2007, but experienced a sharp decline of 46% in 2008, 60% in 2009, 36% in 2010 and 45% in 2011. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In past years, Spain has traditionally been one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2011, cement exports decreased to approximately 3.9 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes decreased 22% in 2006 and 3% in 2007, increased 102% in 2008, 22% in 2009 and 33% in 2010, and decreased 1% in 2011.

Competition. According to our estimates, as of December 31, 2011, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of CEMEX España’s business strategy.

Our Operating Network in Spain

Products and Distribution Channels

Cement. Our cement operations represented approximately 67% of net sales for our operations in Spain before eliminations resulting from consolidation in 2011. CEMEX España offers various types of cement, targeting specific products to specific markets and users. In 2011, approximately 15% of CEMEX España’s domestic sales volume consisted of bagged cement, and the remainder of CEMEX España’s domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX España’s own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 20% of net sales for our operations in Spain before eliminations resulting from consolidation in 2011. Our ready-mix concrete operations in Spain in 2011 purchased almost 92% of their cement requirements from our cement operations in Spain, and approximately 69% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. Our aggregates operations represented approximately 8% of net sales for our operations in Spain before eliminations resulting from consolidation in 2011.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 12% of net sales for our operations in Spain before eliminations resulting from consolidation, increased by approximately 6% in 2011 compared to 2010, primarily as a result of strategically increased exports to other countries, especially those located in Africa, to mitigate local volume declines. Export prices are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2011, 4% consisted of white cement, 41% of gray cement and 55% of clinker. In 2011, 31% of our exports from Spain were to Europe and the Middle East and 69% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2011, we burned organic waste, tires and plastics as fuel, achieving, in 2011, a 43% substitution rate for petcoke in our gray and white clinker kilns for the year. During 2012, we expect to increase the quantity of these alternative fuels and to reach a substitution level of around 59%.

Description of Properties, Plants and Equipment. As of December 31, 2011, our operations in Spain included eight cement plants located in Spain, with an annual installed cement capacity of 11 million tons, including 1.1 million tons of white cement. As of that date, we also owned two cement mills and operated one mill under a lease contract, 21 distribution centers, including seven land and 14 marine terminals, 108 ready-mix concrete plants, 30 aggregates quarries and 12 mortar plants. As of December 31, 2011, we owned eight limestone quarries located in close proximity to our cement plants and five clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 43 and 23 years, respectively, assuming 2007-2011 average annual cement production levels.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in several cement plants in Spain. During 2010, four out of our eight cement plants partially stopped cement production. In addition to these partial stoppages, our Villanova plant, located in Tarragona, and our Escombreras grinding mill, located in Cartagena, were closed temporarily during 2009, and will only resume production on a need basis. Moreover, the San Vicente plant, located in Alicante, and the Muel grinding mill, located in Aragón, have been permanently shutdown. Additionally, approximately 48% of our ready-mix concrete plants in Spain have been also temporarily closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$74 million in 2009, U.S.$46 million in 2010 and U.S.$39 million in 2011 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$28 million in our operations in Spain during 2012, including those related to the construction of the new cement production facility in Teruel, described above.

Our Operations in Egypt

Overview. As of December 31, 2011, we had a 95.8% interest in Assiut Cement Company, or CEMEX Egypt, our main subsidiary in Egypt. As of December 31, 2011, we operated one cement plant in Egypt, with an annual installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 53 and 75 years, respectively, assuming 2007-2011 average annual cement production levels. In addition, as of December 31, 2011, we operated seven ready-mix concrete plants, of which three are owned and four are under management contracts, seven land distribution centers and one maritime terminal in Egypt. For the year ended December 31, 2011, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 1% of our total assets.

The Cement Industry in Egypt. According to our estimates, the Egyptian market consumed approximately 48.6 million tons of cement during 2011, based on government data (local and imported cement). Cement consumption decreased by approximately 1.7% in 2011, mainly driven by the political unrest the country witnessed in Egypt during the year. As of December 31, 2011, the cement industry in Egypt had a total of 19 cement producers, with an aggregate annual installed cement capacity of approximately 58.7 million tons.

Competition. According to the Egyptian Cement Council, during 2011, Holcim and Lafarge (Cement Company of Egypt), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 45.4% of the total installed capacity in Egypt. Other significant competitors in the Egypt are Aribian Cement, Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement (Cementir), Saud Valley, Aswan Medcom, Misr Beni Suef and Misr Quena Cement Companies.

Cement and Ready-Mix Concrete. For the year ended December 31, 2011, cement represented approximately 89% and ready-mix concrete represented approximately 7% of net sales for our operations in Egypt before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$23 million in 2009, U.S.$25 million in 2010 and U.S.$13 million in 2011 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Egypt during 2012.

Rest of the Mediterranean

Our operations in the Rest of the Mediterranean, which as of December 31, 2011, consisted primarily of our operations in Croatia, the UAE and Israel. These operations represented approximately 4% of our 2011 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 2% of our total assets in 2011.

Our Operations in South-East Europe

Overview. As of December 31, 2011, we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2011, according to our estimates. We have three cement plants in Croatia with an annual installed capacity of 2.4 million tons. As of December 31, 2011, our cement plants in Croatia were not in operation due to inventory control; however, these plants operated until November 2011. In the first quarter of 2012, two of our three cement plants resumed operations. As of December 31, 2011, we operated 11 land distribution centers, four maritime cement terminals in Croatia, Bosnia & Herzegovina and Montenegro, six ready-mix concrete facilities and one aggregates quarry in Croatia.

The Cement Industry in Croatia. According to our estimates, total cement consumption in Croatia alone reached almost 3.4 million tons in 2011, a decrease of 2.1% compared to 2010.

Competition. Our primary competitors in the cement market in Croatia are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$8 million in 2009, U.S.$10 million in 2010 and U.S.$10 million in 2011 in our operations in South-East Europe. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in South-East Europe during 2012.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2011, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2011, we owned 12 ready-mix concrete plants and a cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2009, U.S.$2 million in 2010 and U.S.$1 million in 2011 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in the UAE during 2012.

Our Operations in Israel

Overview. As of December 31, 2011, we held 100% of CEMEX Holdings (Israel) Ltd., our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2011, we operated 55 ready-mix concrete plants, seven aggregates quarries, one concrete products plant, one admixtures plant, one asphalt plant, one lime factory and one blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2009, U.S.$6 million in 2010 and U.S.$10 million in 2011 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Israel during 2012.

South America and the Caribbean

For the year ended December 31, 2011, our business in South America and the Caribbean, which includes our operations in the Colombia and our Rest of South America and the Caribbean segment, as described below, represented approximately 12% of our net sales before eliminations resulting from consolidation. As of December 31, 2011, our business in South America and the Caribbean represented approximately 6% of our total installed capacity and approximately 7% of our total assets.

Our Operations in Colombia

Overview. As of December 31, 2011, we owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2011, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity, according to the National Administrative Statistics Department, or DANE, in Colombia. For the year ended December 31, 2011, our operations in Colombia represented approximately 4% of our net sales before eliminations resulting from consolidation and approximately 3% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2011, these three metropolitan areas accounted for approximately 40% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.6 million tons as of December 31, 2011. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogotá area.

The Cement Industry in Colombia. According to the Institute of Cement Producers in Colombia, the installed capacity for cement in Colombia in 2011 was 17.1 million tons. According to DANE, total cement consumption in Colombia reached 10.1 million tons during 2011, an increase of 13.8% from 2010, while cement exports from Colombia reached 4 million tons. We estimate that close to 50% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for approximately 30% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. The “Grupo Empresarial Antioqueño,” or Argos, owns or has interests in 11 of Colombia’s 20 cement plants. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compañía Colclinker in Cartagena and Tolcemento in Tolú. The other principal cement producer is Holcim Colombia.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. Our cement operations represented approximately 62% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2011.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 26% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2011.

Aggregates. Our aggregates operations represented approximately 5% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2011.

Description of Properties, Plants and Equipment. As of December 31, 2011, CEMEX Colombia owned two operating cement plants (CEMEX Colombia owned six in prior years but four have been shutdown), having a total annual installed capacity of 4.0 million tons. Both plants utilize the dry process. In 2011, we replaced 6.9% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 24.7 megawatts. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 93 and 9 years, respectively, assuming 2007-2011 average annual cement production levels. The operating licenses for quarries in Colombia is renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2007-2011 average annual cement production levels. As of December 31, 2011, CEMEX Colombia owned twelve land distribution centers, one mortar plant, 28 ready-mix concrete plants and six aggregates operations. As of that date, CEMEX Colombia also owned five limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2009, U.S.$19 million in 2010 and U.S.$20 million in 2011 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$20 million in our operations in Colombia during 2012.

Rest of South America and the Caribbean

Our operations in the Rest of South America and the Caribbean, which as of December 31, 2011, consisted primarily of our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Brazil, El Salvador, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. These operations represented approximately 7% of our 2011 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 4% of our total assets in 2011.

Our Operations in Costa Rica

Overview. As of December 31, 2011, we owned a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our operating subsidiary in Costa Rica and a leading cement producer in the country. As of December 31, 2011, CEMEX Costa Rica operated one cement plant in Costa Rica, with an annual installed capacity of 0.9 million tons, and operated a grinding mill in the capital city of San José. As of December 31, 2011, CEMEX Costa Rica operated six ready-mix concrete plants, one aggregates quarry and one land distribution center.

The Cement Industry in Costa Rica. Approximately 1.2 million tons of cement were sold in Costa Rica during 2011, according to the Cámara de la Construcción de Costa Rica, the construction industry association in Costa Rica. The cement market in Costa Rica is a predominantly retail market, and we estimate that 60% of cement sold is bagged cement.

Competition. The Costa Rican cement industry includes three producers: CEMEX Costa Rica, Holcim Costa Rica and Cementos David.

Exports. During 2011, cement exports by our operations in Costa Rica represented approximately 20% of our total production in Costa Rica. In 2011, 70% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2009, U.S.$10 million in 2010 and U.S.$7 million in 2011 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Costa Rica during 2012.

Our Operations in the Dominican Republic

Overview. As of December 31, 2011, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. CEMEX Dominicana also has a 13-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements.

The Cement Industry in the Dominican Republic. In 2011, cement consumption in the Dominican Republic reached 2.8 million tons.

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

Description of Properties, Plants and Equipment. As of December 31, 2011, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2009, U.S.$11 million in 2010 and U.S.$9 million in 2011 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in the Dominican Republic during 2012.

Our Operations in Panama

Overview. As of December 31, 2011, we held a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country. As of December 31, 2011, Cemento Bayano operated one cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 15 ready-mix concrete plants, three aggregates quarries and three land distribution centers.

On February 6, 2007, we announced our expansion project to build a new kiln at our Bayano plant in Panama. The project was completed in the fourth quarter of 2009 and reached stable operations in the first quarter of 2010. Additional capital expenditures were required in 2010 and 2011 due to a change in the scope of the project. The new kiln increased our cement installed capacity to 2.1 million tons per year. As of December 31, 2011, we have spent approximately U.S.$242 million on the new kiln, which includes U.S.$31 million in 2007, U.S.$104 million in 2008, U.S.$83 million in 2009, U.S.$21 million in 2010 and U.S.$3.3 million in 2011. We currently expect to make capital expenditures of approximately U.S.$12.3 million in 2012 related to the new kiln.

The Cement Industry in Panama. Approximately 1.3 million cubic meters of ready-mix concrete were sold in Panama during 2011, according to our estimates. Cement consumption in Panama increased 9.2% in 2011, according to our estimates.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Cemento Panamá, an affiliate of Colombian Cementos Argos, and Cemento Interoceánico.

Capital Expenditures. We made capital expenditures of approximately U.S.$88 million in 2009, U.S.$32 million in 2010 and U.S.$17 million in 2011 in our operations in Panama, which include those related to the expansion of the Bayano plant described above. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Panama during 2012.

Our Operations in Nicaragua

Overview. As of December 31, 2011, we owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua. As of that date, CEMEX Nicaragua leased and operated one cement plant with an installed capacity of 0.6 million tons. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

The Cement Industry in Nicaragua. According to our estimates, approximately 0.7 million tons of cement, approximately 123,000 cubic meters of ready-mix concrete and approximately 4.3 million tons of aggregates were sold in Nicaragua during 2011.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2011, we operated one fixed ready-mix concrete plant and three mobile plants, two aggregates quarries and one distribution center in Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.7 million in 2009, U.S.$5 million in 2010 and U.S.$4 million in 2011 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Nicaragua during 2012.

Our Operations in Puerto Rico

Overview. As of December 31, 2011, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our main subsidiary in Puerto Rico. As of December 31, 2011, CEMEX Puerto Rico operated one cement plant, with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 12 ready-mix concrete plants and two land distribution centers. CEMEX Puerto Rico owns an aggregate quarry, which is currently closed.

The Cement Industry in Puerto Rico. In 2011, cement consumption in Puerto Rico reached 0.8 million tons.

Competition. The cement industry in Puerto Rico in 2011 was comprised of two cement producers: CEMEX Puerto Rico, and San Juan Cement Co., an affiliate of Italcementi, and Antilles Cement Co., an independent importer.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.9 million in 2009, U.S.$2 million in 2010 and U.S.$2 million in 2011 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in Puerto Rico during 2012.

Our Operations in Guatemala

Overview. In January 2006, we acquired a 51% equity interest in a cement grinding mill facility in Guatemala for approximately U.S.$17 million. As of December 31, 2011, the cement grinding mill had an installed capacity of 500,000 tons per year. In addition, we also owned and operated three land distribution centers and a clinker silo close to a maritime terminal in the City of Guatemala, as well as four owned ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.4 million in 2009, U.S.$2 million in 2010 and U.S.$1 million in 2011 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Guatemala during 2012.

Our Operations in Other South American and Caribbean Countries

Overview. As of December 31, 2011, we held 100% of Readymix Argentina, S.A., which operates five ready-mix concrete plants in Argentina.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2011, we operated a network of eight marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and another in the Cayman Islands.

As of December 31, 2011, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2011, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year. As of December 31, 2011, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$1 million in 2009, U.S.$2 million in 2010 and U.S.$1 million in 2011. We currently expect to make capital expenditures of approximately U.S.$2 million in our Other operations in South America, Central America and the Caribbean during 2012.

On April 8, 2010, we announced our plans to contribute, as an initial investment, up to U.S.$100 million for a non-controlling interest in a new investment vehicle that was named Blue Rock Cement Holdings S.A., which would be managed by Blueprint Management Partners, and which intends to invest in heavy building materials and related assets. On April 19, 2011 this vehicle adopted the form of a S.à.r.l. (private limited liability company) and its name changed to TRG Blue Rock HBM Holdings S.à.r.l. (“TRG—Blue Rock”). TRG—Blue Rock is now managed by entities that are part of The Rohatyn Group, LLC (a privately owned firm that invests in the public equity and fixed income markets across the globe, including emerging markets of Latin America, Asia, Africa and Central and Eastern Europe). Initially, a project in Peru, which consisted of the construction of a new cement plant with an initial production capacity of approximately one million metric tons per year, had been identified. As of the date of this annual report, this and/or other projections in Peru are still being considered. Although we do not anticipate being in a control position to affect the decisions of TRG—Blue Rock’s management, given our investment and industry expertise, we are in discussions with TRG—Blue Rock’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets, if any. Depending on the amount raised from third-party investors and the availability of financing, TRG—Blue Rock’s management may also decide to invest in different assets in the cement industry and/or related industries.

Asia

For the year ended December 31, 2011, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2011, our business in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2011, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation and APO Cement Corporation. For the year ended December 31, 2011, our operations in the Philippines represented approximately 2% of our net sales before eliminations resulting from consolidation and approximately 1% of our total assets.

The Cement Industry in the Philippines. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 15.8 million tons during 2011. Demand for cement in the Philippines decreased by approximately 2% in 2011 compared to 2010.

As of December 31, 2011, the Philippine cement industry had a total of 17 cement plants. Annual installed clinker capacity is 21 million metric tons, according to CEMAP.

Competition. As of December 31, 2011, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2011, our operations in the Philippines included two cement plants with an annual installed capacity of 4.5 million tons, one quarry dedicated to supply raw materials to our cement plants, eleven land distribution centers and four marine distribution terminals. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 51 and 3 years, assuming 2007-2011 average annual cement production levels.

Cement. For the year ended December 31, 2011, our cement operations represented 100% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2009, U.S.$14 million in 2010 and U.S.$36 million in 2011 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$37 million in our operations in the Philippines during 2012.

Rest of Asia

Our operations in the Rest of Asia, which as of December 31, 2011, consisted primarily of our operations in Thailand, Bangladesh, China and Malaysia. These operations represented approximately 1% of our 2011 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 1% of our total assets in 2011.

Our Operations in Thailand

Overview. As of December 31, 2011, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2011, CEMEX (Thailand) owned one cement plant in Thailand, with an annual installed capacity of approximately 1.2 million tons.

The Cement Industry in Thailand. According to our estimates, at December 31, 2011, the cement industry in Thailand had a total of 17 cement plants, with an aggregate annual installed capacity of approximately 55 million tons, from which the capacity to produce 10 million tons has been temporarily shut down. We estimate that there are six major cement producers in Thailand, four of which represent approximately 98% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made no significant capital expenditures in our operations in Thailand during 2009, and we made capital expenditures of approximately U.S.$1 million in 2010 and approximately U.S.$1 million in 2011. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Thailand during 2012.

Our Operations in Malaysia

Overview. As of December 31, 2011, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2011, we operated 15 ready-mix concrete plants, three asphalt plants and three aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Heidelberg.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2009, U.S.$2 million in 2010 and U.S.$1 million in 2011 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Malaysia during 2012.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2011, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan.

As of December 31, 2011, we also operated four ready-mix concrete plants in China, located in the northern cities of Tianjin and Qingdao.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2009, U.S.$1 million in 2010 and U.S.$2 million in 2011 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in other Asian countries during 2012.

Our Trading Operations

In 2011, we traded approximately 9.1 million tons of cementitious materials, including 8.4 million tons of cement and clinker. Approximately 79% of the cement and clinker trading volume in 2011 consisted of exports from our operations in Spain, Germany, Latvia, Croatia, Mexico, the Dominican Republic, the Philippines, Costa Rica, the United States, Puerto Rico, Poland, Nicaragua, Guatemala and Egypt. The remaining approximately 21% was purchased from third parties in countries, such as South Korea, China, Belgium, Colombia, Vietnam, UAE, Turkey, Slovakia, Greece, Pakistan, Lithuania and Taiwan. As of December 31, 2011, we had trading activities in 102 countries. In 2011, we traded approximately 0.7 million metric tons of granulated blast furnace slag, a non-clinker cementitious material.

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

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 17% of our cement and clinker import volume during 2011.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Regulatory Matters and Legal Proceedings

A description of material regulatory matter and legal proceedings affecting us is provided below.

Anti-Dumping

Jamaica Anti-dumping Investigation. On September 9, 2010, Jamaica’s Anti-Dumping and Subsidies Commission (the “Jamaica Commission”) issued a preliminary affirmative anti-dumping determination in its investigation of cement imported from the Dominican Republic. The Jamaica Commission based its determination on a preliminary finding of a threat of material injury to the only domestic cement company, Caribbean Cement Company Limited (“CCCL”). A majority of the Jamaica Commission preliminarily found that the case concerning present material injury was inconclusive. Also, the Jamaica Commission was not persuaded that provisional tariffs were necessary to prevent material injury to CCCL during the period between the preliminary determination and the final determination. Therefore, even though the Jamaica Commission preliminarily calculated an anti-dumping margin of 84.69% against cement imported from the Dominican Republic, no duties were imposed. On December 8, 2010, the Jamaica Commission issued a negative ruling in the case brought by CCCL against imports of cement from the Dominican Republic. The Jamaica Commission found no evidence of material injury to the domestic industry and has closed the investigation. However, on December 10, 2010, CCCL announced it needed to review the statement of reasons provided by the Jamaica

Commission before deciding on its future actions on this matter. As of April 20, 2012, CCCL had not initiated any legal actions and we had no accrued liabilities for dumping duties related to cement imported from the Dominican Republic to Jamaica, and all liabilities accrued for past anti-dumping duties had been eliminated.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office (the “Protection Office”), assisted by police officers, conducted a search of the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office had started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposes fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska is approximately Polish Zloty 115.56 million (approximately U.S.$37.05 million as of March 31, 2012, based on an exchange rate of Polish Zloty 3.1183 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagrees with the decision, denies that it committed the practices alleged by the Protection Office and filed an appeal before the Polish Court of Competition and Consumer Protection on December 23, 2009. The Polish Court of Competition and Consumer Protection confirmed that CEMEX Polska’s appeal met preliminary formal requirements and that it would conduct the case. On February 7, 2011, CEMEX Polska received a formal response to its appeal from the Protection Office in which the Protection Office made an application to the Polish Court of Competition and Consumer Protection to reject CEMEX Polska’s appeal. The response from the Protection Office argued that CEMEX Polska’s appeal is not justified, and it maintained all of the statements and arguments from the Protection Office’s decision issued on December 9, 2009. On February 21, 2011, CEMEX Polska sent a letter to the Polish Court of Competition and Consumer Protection in which it kept its position and argumentation from the appeal and widely opposed to arguments and statements included in the response of the Protection Office. The decision on the fines will not be enforced until two appeal instances are exhausted. Based on the status of the case as of April 20, 2012 and on Polish court practices, these two appeal proceedings could take at least three and a half years to be resolved. As of March 31, 2012, the accounting provision created in relation with this proceeding was approximately Polish Zloty 72 million (approximately U.S.$23.09 million as of March 31, 2012, based on an exchange rate of Polish Zloty 3.1183 to U.S.$1.00).

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe, United Kingdom and Ratingen, Germany. Further to these inspections, on September 22 and 23, 2009, CEMEX’s premises at Madrid, Spain, were also subject to an inspection by the European Commission.

In conducting these investigations, the European Commission alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. Since the inspections began, we have received requests for information and documentation from the European Commission during 2009 and 2010 and we have fully cooperated by providing the relevant information and documentation on time.

On December 8, 2010, the European Commission informed us that it decided to initiate formal proceedings with respect to the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. The European Commission indicated that we, as well as seven other companies, would be included in these proceedings. These proceedings may lead to an infringement decision, or if the objections raised by the European Commission are not substantiated, the case might be closed. This initiation of proceedings relieves the competition authorities of the Member States of the European Union of their competence to apply Article 101 of the Treaty on the Functioning of the European Union to the same case. We intend to defend our position vigorously in this proceeding and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter.

On April 1, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of a decision under Article 18(3) of Council Regulation (EC) No 1/2003 of December 16, 2002 on the implementation of the rules on competition set forth in Article 81 of the EC Treaty (current Articles 101 and 102 of the EC Treaty). The European Commission also requested that CEMEX, S.A.B. de C.V. deliver a material amount of information and documentation, which we effectively delivered on August 2, 2011, after requesting additional time.

CEMEX, S.A.B. de C.V. and several of its affiliates in Europe have filed an appeal before the General Court of the European Union for the annulment of the European Commission’s decision for information and documentation on the grounds that such request is contrary to several principles of European Union Law. In addition, on June 17, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe requested interim measures to the General Court of the European Union, asking for the suspension of the information and document request until the appeal was resolved. The President of the General Court of the European Union rejected the proposal for a suspension without considering the arguments of the main appeal. On December 21, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed their reply to the European Commission’s defense. The European Commission filed its rejoinder on March 27, 2012.

On November 29, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of its decision that if, by December 15, 2011, the European Commission did not receive a confirmation that CEMEX, S.A.B. de C.V.’s reply submitted August 2, 2011 was complete, accurate and definitive, or if CEMEX, S.A.B. de C.V. did not submit a new reply with the necessary amendments and clarifications, the European Commission would impose a daily fine of €438,000 (approximately U.S.$584,545.58 as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00). On December 15, 2011, we complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process performed since August 2, 2011.

If the alleged infringements investigated by the European Commission are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies. As this stage of the proceedings, the European Commission has not yet formulated a Statement of Objections against us and, as a result, the extent of the charges and the alleged infringements are unknown. Moreover, it is not clear which cement related products total turnover would be used as the basis for the determination of the possible penalties. As a consequence, we are not able to assess the likelihood of an adverse result or the amount of the potential fine, but if adversely resolved it may have a material adverse impact on our financial results.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the Investigative Department (Dirección de Investigación) of the Spanish Competition Commission (Comisión Nacional de la Competencia or “CNC”), applying exclusively national antitrust law, carried out another inspection, separate from the investigation conducted by the European Commission, in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of

Navarre (“Navarre”). We fully cooperated and provided the CNC inspectors all the information requested. On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law. The allegations against CEMEX España relate to several of our ready-mix plants located in Navarre, which we operated from January 2006 (as a result of the RMC acquisition) until September 2008, when we ceased operations for these plants.

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

On December 10, 2010, after receiving CEMEX España’s observations, the CNC Investigative Department notified CEMEX España of a proposed decision, summarizing its findings in the investigation. This proposed decision, which suggests the existence of an infringement, has been submitted to the CNC Council, together with CEMEX España’s opposition to all charges. This body will examine the case and the evidence proposed by all parties and issue a final decision. On May 17, 2011, the CNC Council decided to accept CEMEX España’s request to review the evidence presented by the other parties. On January 12, 2012, the CNC Council notified CEMEX España of its final decision on this matter, imposing a fine of approximately €500,000 (approximately U.S.$667,289.47 as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009. Under Spanish law, the maximum fine that could have been imposed in this procedure was up to 10% of the total turnover of CEMEX España for the calendar year preceding the imposition of the fine.

CEMEX España denies any wrongdoing and on March 1, 2012 filed an appeal before the competent court, requesting the interim suspension of the decision from the court until a final judgment is issued. To that effect, it has requested the CNC Council to suspend the implementation of its decision until the court has decided on the requested interim measure.

Investigations in the UK. On January 20, 2012, the United Kingdom Competition Commission, or the UK Commission, commenced a Market Investigation, (“MIR”), into the supply or acquisition of cement, ready-mix concrete and aggregates. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. The UK Commission is required to report on this investigation by no later than January 17, 2014. Our subsidiaries in the UK have been invited to participate in the MIR and will fully cooperating in this MIR. At this stage of the MIR, we are not able to assess what would be the scope of the recommendations made by the UK Commission, if any, or if such recommendations would have a material adverse impact on our results of operations.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted by the Mexican Constitution.

In February 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico, as well as a denial of the allegations, with respect to the first case. The Monterrey Circuit Court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concluded its proceeding and issued a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to cure such violations. We believe that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge (juicio de amparo) before the District Court in Monterrey, Mexico, to argue against the reinitiated proceeding. The Monterrey District Court determined that the order to reinitiate the proceeding and the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX subsequently filed an appeal before the Monterrey District Court and the Monterrey Circuit Court determined that the CFC’s termination of the proceedings in July 2010 was illegal and that it notified the CFC to the effect that it complies with the resolution issued. In February 2012, CEMEX was fined for anticompetitive practices approximately Ps10.2 million (approximately U.S.$795,631.82 as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00) plus ordered to implement certain measures. CEMEX has appealed the resolution and denies any wrongdoing. As of the date of this annual report, a decision on the appeal has not been made.

With respect to the second case, in April 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico, and in May 2009, we filed a denial of the CFC’s allegations. In November 2010, the Monterrey Circuit Court ordered the case to be heard by a District Court in Mexico City, Mexico claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the Mexico City District Court determined that CEMEX lacked standing with its constitutional challenge (juicio de amparo) since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concluded its proceeding and issued a final ruling before raising its constitutional challenge again. CEMEX filed an appeal before the Mexico City District Court to argue against such determination. On October 14, 2011, the CFC determined that the case should be closed due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling, The CFC recently confirmed its resolution to not impose any sanctions due to a lack of evidence.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA (the “CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC originally sought €102 million (approximately U.S.$136.12 million as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest (approximately U.S.151.47 million plus interest as of December 31, 2011, based on an exchange rate of €0.7493 to U.S.$1.00). On February 21, 2007, the District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008. The lawsuit will proceed in a court of first instance.

In the meantime, CDC acquired new claims by assignment and announced an increase in the claim to €131 million (approximately U.S.$174.83 million as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00). As of March 31, 2012, we had accrued liabilities regarding this matter for an amount of approximately €20 million (approximately U.S.$26.69 million based on an exchange rate of €0.7493 to U.S.$1.00), plus an additional €7.8 million (approximately U.S.$10.4 million based on an exchange rate of €0.7493 to U.S.$1.00) as interest over the principal amount of the claim.

In the first hearing on the merits of this case that was held on March 1, 2012, the District Court in Düsseldorf, Germany revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply on May 21, 2012, with a decision expected to be issued on or around July 20, 2012. As of the date of this annual report, we are unable to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages that would be borne by us; however, if the final decision is adverse to us, it could have a material adverse impact on our business results.

Antitrust Cases in Egypt. On July 29, 2009, two Egyptian contractors filed separate lawsuits against four cement producers, including CEMEX Egypt, demanding compensation of 20 million Egyptian Pounds

(approximately U.S.$3.31 million as of March 31, 2012, based on an exchange rate of Egyptian Pounds 6.0395 to U.S.$1.00) from the four cement producers, or approximately 5 million Egyptian Pounds (approximately U.S.$827,883.10 as of March 31, 2012, based on an exchange rate of Egyptian Pounds 6.0395 to U.S.$1.00) from each defendant. The plaintiffs are using a 2007 Egyptian court decision convicting all cement producers in Egypt, including CEMEX Egypt, of antitrust activities and price fixing as a precedent and as proof of their allegation.

On December 16, 2009, at the hearing for one of the cases, the plaintiffs requested the court to release CEMEX Egypt from the claim. On May 11, 2010, the court released CEMEX Egypt from the claim, and this case is now closed.

On April 24, 2010, at the hearing for the other case, the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations to be presented at the next hearing, which was held on January 11, 2011. Thereafter, this case was dismissed and all charges against CEMEX Egypt were dropped. The plaintiffs had 60 days to file their appeals, if any, to this ruling, which they subsequently filed before the Court of Cassation. As of April 20, 2012, the Court of Cassation has not yet scheduled the first hearing of cassation for this case.

These cases are the first of their kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevail in the ongoing case, these claims may have an adverse impact on us if they were to become a precedent and may create a risk of similar claims in the future.

Antitrust Cases in Florida. In October 2009, CEMEX Corp. and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: The first type was filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants. The second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise the price of cement and concrete and hinder competition in Florida. On January 7, 2010, both groups of plaintiffs independently filed consolidated amended complaints substituting CEMEX, Inc. and some of its subsidiaries for the original defendant, CEMEX Corp. The corresponding CEMEX subsidiaries in the U.S. and the other defendants moved to dismiss the consolidated amended complaints. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, the corresponding CEMEX subsidiaries in the U.S. moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. The corresponding CEMEX subsidiaries in the United States also answered the complaint filed by the direct purchaser plaintiffs. On January 4, 2011, both the direct and indirect purchaser plaintiffs filed further amended complaints, which the corresponding CEMEX subsidiaries in the United States answered on January 18, 2011. In March 2011, the direct and indirect purchaser plaintiffs filed motions for certification under Federal Rule of Civil Procedure 54(b), seeking the entry of final judgment pursuant to the court’s October 12, 2010 order so they may appeal the dismissals to the Court of Appeals for the 11th Circuit. The court denied those motions on April 15, 2011. On September 21, 2011, both groups of plaintiffs filed motions for class certification. On January 3, 2012, the court denied both motions, ruling that the cases cannot proceed as class actions. On January 5, 2012, the court stayed both cases pending the resolution of any potential appeal of the court’s ruling denying the motions for class certification. On January 17, 2012, the plaintiffs in the action involving entities that purchased ready-mix concrete directly from one or more of the defendants filed a petition with the Eleventh Circuit Court of Appeals, requesting that the Eleventh Circuit exercise its discretion to immediately review the trial court’s decision denying their class certification motion. In early March 2012, the corresponding CEMEX subsidiaries in the United States and the other remaining defendants effected a settlement of both cases resulting in us having to pay approximately U.S.$460,000. The corresponding CEMEX subsidiaries in the United States did not admit any wrongdoing as part of the settlements and deny allegations of misconduct.

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

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the year ended December 31, 2009, our environmental capital expenditures were not material. For the year ended December 31, 2010 and 2011, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$93 million and approximately U.S.$95 million, respectively. However, our environmental expenditures may increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Secretaría del Medio Ambiente y Recursos Naturales, (the “SEMARNAT”), the Mexican government’s environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican environmental protection agency in charge of the voluntary environmental auditing program, the Procuraduría Federal de Protección al Ambiente (the “PROFEPA”), which is part of SEMARNAT, completed the audit of our cement plants and awarded all our plants a Certificado de Industria Limpia, or Clean Industry Certificate, certifying that our plants are in full compliance with environmental laws. The Clean Industry Certificates are subject to renewal every two years. As of April 15, 2012, our operating cement plants have Clean Industry Certificates or are in the process of renewing them. We expect the renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 15.20% of the total fuel used in our operating cement plants in Mexico during 2011 was comprised of alternative fuels.

Between 1999 and April 15, 2012, our operations in Mexico have invested approximately U.S.$90.23 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization (“ISO”). The audit to obtain the renewal of the ISO 14001 certification took place during January 2012. All our operating cement plants in Mexico have obtained the renewal of the ISO 14001 certification for environmental management systems.

United States. Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. These laws are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws regulate water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. These laws also create a shared liability by responsible parties for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. We therefore may have to remove or mitigate the environmental effects of the disposal or release of these substances at our various operating facilities or elsewhere in the United States. We believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials. See “Item 3—Key Information—Risk Factors—Our operations are subject to environmental laws and regulations.”

As of March 31, 2012, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$19.1 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

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

Europe. In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £131.3 million (approximately U.S.$210.96 million as of March 31, 2012, based on an exchange rate of £0.6224 to U.S.$1.00) as of December 31, 2011, and we made an accounting provision for this amount at December 31, 2011.

In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a GHG emissions allowance trading scheme within the European Union, i.e., it caps carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the cement and lime industries and the pulp, paper and board production businesses. Installations in these sectors have to monitor their emissions of CO2 and surrender every year allowances (the right to emit one metric ton of CO2) that cover their emissions. Allowances are issued by member states according to their National Allocation Plans, or NAPs. The NAPs not only set the total number of allowances for a given phase, but also define how they are allocated among participating installations. So far, most allowances have been allocated for free, but some member states sell up to 10% of their total allowance volume in auctions or on exchanges. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emissions caps can subject a company to heavy penalties.

Companies can also use credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European obligations. Credits for emission reduction projects obtained under these mechanisms are recognized, up to specified levels, under the ETS as allowance substitutes. The main source of those credits are projects registered under the so-called Clean Development Mechanism (“CDM”), but Joint Implementation (“JI”) credits are also eligible; the difference between these credits is dependent on which country is hosting the project: CDM projects are implemented in developing countries, JI projects in developed ones.

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

In the case of the United Kingdom, Germany, Poland and Latvia, NAPs have been approved by the European Commission, and allowances have been issued to our existing installations.

On January 9, 2009, we received a positive answer from United Kingdom authorities to a request we filed in late 2008 to retain the allocation of allowances for our Barrington plant after this facility was mothballed in November 2008 and its production moved to our South Ferriby plant.

On May 18, 2009, the Environment Ministry of the Republic of Latvia published the amount of allocation of EUAs from the New Entrants Reserve to our Broceni plant expansion project.

On May 29, 2007, the Polish government filed an appeal before the Court of First Instance in Luxembourg regarding the European Commission’s rejection of the initial version of the Polish NAP. The Polish government has issued allowances at the level already accepted by the European Commission, which is lower than the Polish government proposal by 76 million EUA per year. However, on September 23, 2009, the same Court annulled the European Commission’s decision that reduced the number of EUAs in the Polish NAP. The Court found that such reduction was not justified, arguing that the European Commission should not ignore the historical and forecasted data that Poland used to establish the basis of the NAP allocation. On March 19, 2010, the European Commission and the government of Poland reached an agreement to maintain the originally approved cap for 2010 through 2012 (the remainder of the EU ETS Phase II period). On December 4, 2009, the European Commission appealed the Court of First Instance in Luxembourg’s decision to the European Supreme Court, as its resolution could impact similar cases against the European Commission raised by other Eastern European member states. On March 29, 2012, the European Supreme Court issued the final judgement in the case in favor of Poland, dismissing the European Commission’s appeal. Taking into account the agreement on an approved cap for 2010 through 2012 reached between the European Commission and the government of Poland on March 19, 2010, the Court of First Instance in Luxembourg’s decision has no impact on Poland’s CO2 allowances in the EU ETS Phase II period.

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

Despite having already sold a substantial amount of allowances for Phase II, we believe the overall volume of transactions is justified by our conservative emissions forecast, the stream of offset credits coming from our CDM projects and our expected long position in the initial years of Phase III, meaning that the risk of having to buy allowances in the market in the remainder of Phase II is very low. As of March 31, 2012, the price of carbon dioxide allowances for Phase II on the spot market was approximately €6.93 per ton (approximately U.S.$9.25 as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00). We are taking measures intended to minimize our exposure to this market, while continuing to supply our products to our customers.

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

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which is not subject to tax under these amendments. We filed two motions in the Mexican federal courts challenging the constitutionality of the January 1, 2005 amendments to the Mexican Income Tax Law. Although we had obtained a favorable ruling from the lower Mexican federal court, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, we had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012, we self-assessed the taxes corresponding to the 2005 tax year for a total amount, inclusive of surcharges and carry-forward charges, of approximately Mexican Ps4.6 billion (approximately U.S.$358 million as of March 31, 2012, based on an exchange rate of Mexican Ps12.82 to U.S.$1.00), of which 20%, equivalent to approximately Mexican Ps928 million (approximately U.S.$72.38 million as of March 31, 2012, based on an exchange rate of Mexican Ps12.82 to U.S.$1.00), was paid in connection with the submission of amended tax returns, which were filed on March 1, 2012. The remaining 80% of such total amount is due in January 2013, plus additional surcharges and carry-forward charges if we elect to extend the payment date and pay in thirty-six monthly installments, which can be prepaid at our option. We believe we have adequate provisions to cover this self-assessment. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 tax year and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for that year. While we have not determined the final amount of taxes to be paid for the 2006 and 2007 tax years, we expect the final amounts will be materially less than that for the 2005 tax year. The Mexican Income Tax Law was again amended in 2008, as a result of which we do not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007.

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

In 2008, the Asset Tax Law was abolished and a new applicable to all Mexican corporations was enacted, known as the Impuesto Empresarial a Tasa Única (Single Rate Corporate Tax), which is a form of alternative minimum tax.

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX to retroactively pay Additional Consolidation Taxes. This tax reform requires CEMEX to pay taxes on certain previously exempt intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have a material adverse effect on our cash flow, financial condition and net income. The Additional Consolidation Taxes must be paid over a five-year time period. This tax reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidation Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$1.22 billion as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$639.6 million as of March 31, 2012, based on an exchange rate of Mexican Ps12.82 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$171.6 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the January 1, 2010 tax reform described above. As of June 3, 2011, we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities subsequently filed an appeal (recurso de revisión) before the Mexican Supreme Court, which is pending.

On March 31, 2010, additional tax rules (miscelanea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provide certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$25.35 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the “1999 to 2004” period. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$39.46 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00). This second payment, together with the first payment, represented 50% of the Additional Consolidation Taxes for the “1999-2004” period, and also included the first payment of 25% of the Additional Consolidation Taxes for the “2005” period. As of December 31, 2011, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime was as follows: approximately Ps698 million in 2012 (approximately U.S.$54.44 million as of March 31, 2012, based on an exchange rate of Ps$12.82 to U.S.$1.00), which was paid on March 30, 2012; approximately Ps693 million (approximately U.S.$54.05 million as of March 31, 2012, based on an exchange rate of Ps$12.82 to U.S.$1.00) in 2013; approximately Ps1.9 billion (approximately U.S.$148.2 million as of March 31, 2012, based on an exchange rate of Ps$12.82 to U.S.$1.00) in 2014; and approximately Ps8.9 billion (approximately U.S.$694.22 million as of March 31, 2012, based on an exchange rate of Ps$12.82 to U.S.$1.00) in 2015 and thereafter. As of December 31, 2011, we have paid an aggregate amount of approximately Ps831 million (approximately U.S.$64.82 million as of March 31, 2012, based on an exchange rate of Ps$12.82 to U.S.$1.00) of Additional Consolidation Taxes.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$226.2 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments of Ps325 million (approximately U.S.$25.35 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00); (b) income tax from subsidiaries paid to the parent company of Ps2.4 billion (approximately U.S.$187.2 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00); and (c) other adjustments of Ps358 million (approximately U.S.$27.92 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$787.83 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00) as of December 31, 2010. Furthermore, after accounting for the following that took place in 2011: (a) cash payments in the amount of Ps506 million

(approximately U.S.$39.47 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00); (b) income tax from subsidiaries paid to the parent company of Ps2.3 billion (approximately U.S.$179.4 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00); and (c) other adjustments of Ps485 million (approximately U.S.$37.83 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$967.72 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00) as of December 31, 2011.

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment for approximately Ps995.6 million (approximately U.S.$77.65 million as of March 31, 2012 based on an exchange rate of Ps12.82 to U.S.$1.00) pertaining to the 2005 tax year. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, instead of deducting purchases, the law allowed for the cost of goods sold to be deducted. However, since there were inventories as of December 31, 2004, a transition provision of the law allowed for the inventory to be accumulated as income (thus reversing the deduction via purchases) and then deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some subsidiaries. The authorities argued that because of this offset, the right to use such losses at the consolidated level had been lost and, therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the authority and, on March 29, 2011, CEMEX challenged the assessment before the tax court.

On November 16, 2011, Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., both indirect subsidiaries of CEMEX, S.A.B. de C.V., of tax assessments, related to direct and indirect investments in entities considered to be preferential tax regimens, in the amount of approximately Ps1.3 billion (approximately U.S.$101.4 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00) and approximately Ps759 million (approximately U.S.$59.2 million as of March 31, 2012, based on an exchange rate of Ps12.82 to U.S.$1.00).

On February 3, 2012, Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V. filed a claim against the November 16, 2011 assessments.

United States. As of the date of this annual report, our U.S. subsidiaries and the Internal Revenue Service have reached a tentative resolution regarding the audits of years 2005 through 2009 and certain adjustments for post-2009 years. CEMEX expects that the audits for years 2005 through 2009 will be settled within the next twelve months. CEMEX believes it has adequately reserved for such tentative resolution and that the estimated amount of cash to be paid to resolve this matter is not expected to be material to our financial results. However, we can not assure you that the outcome will not require further provisions for taxes.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian Pesos (approximately U.S.$24 million as of March 31, 2012, based on an exchange rate of 1,792.07 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 69 billion Colombian Pesos (approximately U.S.$38.5 million as of March 31, 2012, based on an exchange rate of 1,792.07 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. We believe that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believe that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the November 10, 2010 proceeding notice (requerimiento especial). The official assessment was appealed by CEMEX Colombia on September 27, 2011, and the Colombian Tax Authority has one year to resolve the appeal.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice (requerimiento especial) in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$50.22 million as of March 31, 2012, based on an exchange rate of 1,792.07 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$80.3 million as of March 31, 2012, based on an exchange rate of 1,792.07 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice (requerimiento especial) on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012 and the Colombian Tax Authority has one year to resolve the appeal.

At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia in either of the special proceedings described above, but if adversely resolved, they could have a material adverse impact on our financial results.

Other Legal Proceedings

Expropriation of CEMEX Venezuela and ICSID Arbitration. On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, following the issuance of several governmental decrees purporting to authorize the takeover by the government of Venezuela of all of CEMEX Venezuela’s assets, shares and business. Around the same time, the Venezuelan government removed the board of directors of CEMEX Venezuela and replaced its senior management. On October 16, 2008, CEMEX Caracas, which held a 75.7% interest in CEMEX Venezuela, filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, seeking relief for the expropriation of their interest in CEMEX Venezuela. In the ICSID proceedings against Venezuela, CEMEX Caracas was seeking: (a) a declaration that the government of Venezuela was in breach of its obligations under a bilateral investment treaty between the Netherlands and Venezuela (the “Treaty”), the Venezuelan Foreign Investment Law and customary international law; (b) an order that the government of Venezuela restore to CEMEX Caracas their interest in, and control over, CEMEX Venezuela; (c) in the alternative, an order that the government of Venezuela pay CEMEX Caracas full compensation with respect to its breaches of the Treaty, the Venezuelan Foreign Investment Law and customary international law, in an amount to be determined in the arbitration, together with interest at a rate not less than LIBOR, compounded until the time of payment; and (d) an order that the government of Venezuela pay all costs of and associated with the arbitration, including CEMEX Caracas’s legal fees, experts’ fees, administrative fees and the fees and expenses of the arbitral tribunal. The ICSID Tribunal was constituted on July 6, 2009. The arbitral tribunal issued its decision in favor of jurisdiction on December 30, 2010.

Separately, the government of Venezuela had claimed that three cement transportation vessels, which the former CEMEX Venezuela transferred to a third party before the expropriation, continue to be the property of the former CEMEX Venezuela and obtained interim measures before Venezuelan courts barring further transfer or disposition of those vessels. The government of Venezuela attempted to enforce these interim measures in the courts of Panama, and on October 13, 2010, the Panamanian Supreme Civil Court confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. In December of 2010, the Venezuelan Attorney General’s office filed a complaint before the Maritime Court of the First Instance, Caracas, again seeking an order for the transfer of the vessels and damages for the allegedly unlawful deprivation of Venezuela’s use and enjoyment of the vessels.

On November 30, 2011, following negotiations with the government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX Caracas and the government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX Caracas received compensation for the expropriation of CEMEX Venezuela in the form of (i) a cash payment of approximately U.S.$240 million and (ii) notes issued by PDVSA which nominal value and interest income to maturity totaled U.S.$360 million. Additionally, as part of the settlement, claims, including the above referenced claim regarding the three transportation vessels, among all parties and their affiliates were released, and all intercompany payments due (approximately U.S.$154 million) from or to CEMEX Venezuela to and from CEMEX affiliates, as the case may be, were cancelled. As a result of this settlement agreement, CEMEX Caracas and the government of Venezuela agreed to withdraw its ICSID arbitration.

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia, S.A. claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately 100 billion Colombian Pesos (approximately U.S.$55.8 million as of March 31, 2012, based on an exchange rate of 1,792.07 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of ten days to deposit with the court in cash 337.8 billion Colombian Pesos (approximately U.S.$188.5 million as of March 31, 2012, based on an exchange rate of 1,792.07 Colombian Pesos to U.S.$1.00), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. On March 9, 2009, the Superior Court of Bogotá reversed this decision, allowing CEMEX to offer a security in the amount of 20 billion Colombian Pesos (approximately U.S.$11.16 million as of March 31, 2012, based on an exchange rate of 1,792.07 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security, and on July 27, 2009, the Superior Court of Bogotá lifted the attachment on the quarry. One of the plaintiffs appealed this decision, but the Supreme Court of Bogotá confirmed the lifting of the attachment. At this stage, we are not able to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX Colombia.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d., or CEMEX Croatia, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of CEMEX Croatia’s mining concession. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment, and seeking prohibition of implementation of the Master Plans; this appeal is currently under review by the Constitutional Court in Croatia, and we cannot predict when it will be resolved; and (ii) on May 17, 2006, an administrative proceeding seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The ruling of the Croatian administrative body confirms that CEMEX Croatia acquired rights according to the previous decisions. The Administrative Court in Croatia has ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. As of April 20, 2012, we are still waiting for an official declaration from the Constitutional Court regarding an open question that CEMEX Croatia has formally made as to whether the cities of Solin and Kaštela, within the scope of their Master Plans, can unilaterally change the borders of exploited fields. We believe that a declaration of the Constitutional Court will enable us to seek compensation for the losses caused by the proposed border changes.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry seeks U.S.$60 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. FLS filed a variety of motions challenging CEMEX Florida’s claims against FLS. Based upon the court rulings on FLS’s motions, on July 16, 2010, CEMEX Florida amended its counterclaim against AMEC/Zachry and its crossclaim against FLS. CEMEX Florida asserted new claims against AMEC/Zachry for negligent misrepresentation, and reasserted its claims for common law indemnity, negligent misrepresentation and breach of contract against FLS. FLS and AMEC/Zachry have filed new motions challenging CEMEX Florida’s amended complaint. FLS also filed an amended answer asserting crossclaims against CEMEX Florida and CEMEX Materials for breach of contract and unjust enrichment. CEMEX filed a motion to dismiss FLS’s crossclaims. On November 18, 2010, the Florida State court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida. The parties have since further amended their pleadings to add new claims and defenses and continue to conduct discovery. Motions seeking dismissal of discreet claims and defenses are pending before the court. Until discovery is substantially complete, we remain unable to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Florida or CEMEX Materials.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Autoridad de Aeronáutica Civil denied a request by our subsidiary Cemento Bayano to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of the cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, The Panamanian Autoridad de Aeronáutica Civil granted permission to construct the tallest building of the second line, under the following conditions: (a) Cemento Bayano shall assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there will be no further permissions for additional structures. Cemento Bayano filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the Autoridad de Aeronáutica Civil issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the Panamanian Autoridad de Aeronáutica Civil issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano, S.A. requested the abovementioned authority to reconsider its denial. As of April 21, 2012, the Panamanian Autoridad de Aeronaútica Civil had not yet issued a ruling pursuant to our request for reconsideration. We will continue the negotiations with officials at the Panamanian Autoridad de Aeronaútica Civil in hopes of attaining a negotiated settlement that addresses all their concerns.

Texas General Land Office Litigation. The Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also sought injunctive relief, although the State did not pursue such relief. On December 17, 2009, the Texas state district court granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court severed the parties’ ancillary claims, including CEMEX’s counter claims and third-party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010. Both parties submitted briefs and the Court of Appeals heard oral arguments on May 3, 2011. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the materials on the lands mined by CEMEX and its predecessors in interest. On November 16, 2011, CEMEX petitioned the Texas Supreme Court for review of the El Paso Court of Appeals’ decision. On February 23, 2012, the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay U.S.$750,000 in five equal installments of U.S.$150,000 per year and will enter into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. Further, CEMEX’s pending appeal to the Texas Supreme Court has been withdrawn and all ancillary claims that were held in abeyance have been dismissed.

Strabag Arbitration. Following an auction process, we (through our subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell our operations in Austria (then consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (then consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$413.71 million as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00). On February 10, 2009, the Hungarian Competition Council approved the sale of the Hungarian assets subject to the condition that Strabag sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) (the “ACC”) approved the sale of the Austrian assets subject to the condition that Strabag sell to a third party several ready-mix concrete plants, including the Nordbahnhof plant in Vienna. The Nordbahnhof plant had, however, already been dismantled by the time of the approval, so this condition could not be satisfied. Contrary to our recommendation that a supplementary application should have been made to the ACC, Strabag and the Austrian competition authority appealed the decision of the ACC. On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, we notified Strabag that we considered their purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the ACC, we rescinded the SPA with effect from September 16, 2009. On October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that our rescission was lawful and effective and claiming damages in a substantial amount likely to exceed €150 million (approximately U.S.$200.19 million as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00). On December 23, 2009, Strabag filed its answer to our request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim for an amount of €800,000 (approximately U.S.$1.06 million as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00) as damages and applied for security for costs in the amount of €1,000,000 (approximately U.S.$1.33 million as of March 31, 2012, based on an exchange rate of €0.7493 to U.S.$1.00) in the form of an on-demand bank guarantee. The security for costs application was withdrawn by Strabag on March 9, 2010. We consider Strabag’s counterclaim to be unfounded, and we will continue to demand that Strabag respond to CEMEX for the damages caused by Strabag’s breach of contract. The arbitral tribunal was constituted on February 16, 2010 and a first procedural hearing was held on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with Article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, we submitted our statement of claim and our list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. On January 14, 2011, we submitted our reply and answer to Strabag’s counterclaim. On March 7, 2011, Strabag submitted its rejoinder. Pursuant to Article 21 of the ICC Rules of Arbitration, the evidentiary hearing took place from May 2 to May 9, 2011. The hearing on quantum (attended by the quantum experts) took place on September 20, 2011. A second hearing on quantum was held on November 23 and 24, 2011. Post-hearing briefs were submitted on December 22, 2011, concluding this stage of the proceedings, and we are now awaiting the arbitral tribunal’s final award, which is expected to be issued within the first six months of 2012.

Colombian Water Use Litigation. On June 5, 2010, the District of Bogotá’s environmental secretary (Secretaría Distrital de Ambiente de Bogotá) issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) have also been ordered to suspend mining activities in that area. The District of Bogotá’s environmental secretary alleges that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the District of Bogotá’s environmental secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Environmental Ministry (Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial). On June 11, 2010, the local authorities in Bogotá, in compliance with the District of Bogotá’s environmental secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$167.4 million as of March 31, 2012, based on an exchange rate of 1,792.07 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our financial results.

As of the date of this annual report, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position or results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.

Item 4A—Unresolved Staff Comments

Not applicable.

Item 5—Operating and Financial Review and Prospects

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions;

•	the regulatory environment, including environmental, tax and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under the Financing Agreement entered into with our major creditors;

•	our ability to consummate contemplated asset sales and to achieve cost-savings from our cost-reduction initiatives;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

Overview

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by IASB) to reconcile such financial statements to U.S. GAAP. As such, while we had in the past reconciled our consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in our filings with the SEC. Any references to accounting treatments under MFRS or U.S. GAAP relate solely to the application of MFRS or U.S. GAAP to our historical consolidated financial statements.

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

The following table sets forth selected consolidated financial information as of and for each of the two years ended December 31, 2010 and 2011 by principal geographic segment expressed as an approximate percentage of our total consolidated group. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions.

	% Mexico	% USA	% UK	% Germany	% France	% Rest of Northern Europe	% Spain	% Egypt	% Rest of the Medi- terranean	% South America and the Caribbean	% Asia	% Others	Com- bined	Elimi- nations	Consoli- dated
Net Sales For the Period Ended(1):
December 31, 2010	23%	17%	8%	7%	7%	6%	4%	5%	4%	11%	4%	4%	183,522	(5,881)	177,641
December 31, 2011	21%	16%	8%	8%	7%	7%	4%	3%	4%	12%	3%	7%	202,260	(12,373)	189,887
Operating Income For the Period Ended(2):
December 31, 2010	111%	(78)%	(7)%	(2)%	5%	(1)%	10%	35%	4%	43%	10%	(30)%	10,736	—	10,736
December 31, 2011	109%	(65)%	(1)%	1%	9%	5%	7%	20%	6%	46%	3%	(40)%	12,064	—	12,064
Total Assets at(2):
January 1, 2010	14%	42%	6%	3%	3%	4%	9%	2%	2%	5%	2%	8%	555,551	—	555,551
December 31, 2010	15%	42%	6%	2%	3%	4%	8%	1%	2%	6%	2%	9%	504,881	—	504,881
December 31, 2011	14%	44%	6%	3%	3%	3%	9%	1%	2%	7%	2%	6%	541,652	—	541,652

(1)	Percentages by reporting segment are determined before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined after eliminations resulting from consolidation.

Critical Accounting Policies

The preparation of financial statements in accordance with IFRS principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and inventories, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment by management is required to appropriately assess the amounts of these assets and liabilities.

Identified below are the accounting policies we have applied under IFRS that are critical to understanding our overall financial reporting.

Income Taxes

Our operations are subject to taxation in many different jurisdictions throughout the world. Under IFRS, we recognize deferred tax assets and liabilities using a balance sheet methodology which requires a determination of the temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Significant judgment is required to appropriately assess the amounts of tax assets and liabilities. We record tax assets when we believe that the recoverability of the asset is determined to be probable in accordance with established accounting principles. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

For the recognition of deferred tax assets derived from net operating losses and their corresponding valuation reserve, we make an assessment of:

(a) the aggregate amount of self-determined tax loss carryforwards included in our income tax returns in each country where we consider that the tax authorities would not reject such self-determined tax loss carryforwards based on available evidence; and

(b) the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income.

If we consider that it is more likely than not that the tax authorities would reject a self-determined deferred tax asset, we would decrease such deferred tax assets. Likewise, if we consider that we would not be able to use a deferred tax carryforward asset before its expiration, we would increase our valuation reserve. Both situations would result in additional income tax expense in the income statement for the period in which such determination is made.

We consider all available positive and negative evidence including factors such as market conditions, industry analysis, our expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc., in the determination of whether it is probable that such deferred tax assets will ultimately be realized.

Every reporting period, we analyze our actual results versus our estimates and adjust our tax asset valuations as necessary. If actual results vary from our estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect our net income in such period.

Our overall strategy is to structure our worldwide operations to minimize or defer the payment of income taxes on a consolidated basis. Many of the activities we undertake in pursuing this tax reduction strategy are highly complex and involve interpretations of tax laws and regulations in multiple jurisdictions and are subject to review by the relevant taxing authorities. It is possible that the taxing authorities could challenge our application of these regulations to our operations and transactions. The taxing authorities have in the past challenged interpretations that we have made and have assessed additional taxes. Although we have, from time to time, paid some of these additional assessments, in general, we believe that these assessments have not been material and that we have been successful in sustaining our positions. No assurance can be given, however, that we will continue to be as successful as we have been in the past or that pending appeals of current tax assessments will be judged in our favor.

Derivative financial instruments

In compliance with the guidelines established by our risk management committee and the restrictions in our debt agreements, we use derivative financial instruments such as interest rate and currency swaps, currency and equity forward arrangements, and other instruments, in order to change the risk profile associated with changes in interest rates, the foreign exchange rates of debt agreements, or both, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) purchases of certain commodities, and (iii) our net assets in foreign subsidiaries. These instruments have been negotiated with institutions with significant financial capacity; therefore, we consider the risk of non-compliance with the obligations agreed upon by such counterparties to be minimal.

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations for the period in which they occur, except for changes in the fair value of derivative instruments that are designated and effective as cash flow hedges and hedges of the net investment in foreign subsidiaries. For the years ended December 31, 2010 and 2011, we did not have derivative financing instruments designated as cash flows or fair value hedges. See note 15D to our consolidated financial statements included elsewhere in this annual report.

Interest accruals generated by derivative financial instruments are recognized as financial expense, adjusting the effective interest rate of the related debt.

Pursuant to their recognition at fair value under IFRS, our balance sheets and statements of operations are subject to volatility arising from variations in interest rates, exchange rates, share prices and the counterparties credit risk, among other conditions established in our derivative financial instruments. The estimated fair value under IFRS represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation, that is, an exit price or a market-based measurement.

The concept of exit price is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

Significant judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of level 2 and level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See notes 15D to our consolidated financial statements included elsewhere in this annual report.

The estimated fair values of derivative financial instruments fluctuate over time determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be viewed in relation to the fair values of the underlying instruments or transactions, and as part of our overall exposure to fluctuations in foreign exchange rates, interest rates and prices of shares. The notional amounts of derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure through our use of derivatives. The amounts exchanged are determined on the basis of the notional amounts and other variables included in the derivative instruments.

Impairment of long-lived assets

Our balance sheet reflects significant amounts of long-lived assets (mainly fixed assets and goodwill) associated with our operations throughout the world. Many of these amounts have resulted from past acquisitions, which have required us to reflect these assets at their fair market values at the dates of acquisition. According to their characteristics and the specific accounting rules related to them, we assess the recoverability of our long-lived assets at least once a year, normally during the fourth quarter, as is the case for goodwill, or whenever events or circumstances arise that we believe trigger a requirement to review such carrying values, as is the case with property, machinery and equipment and intangible assets of definite life.

Goodwill is evaluated for impairment by determining the recoverable amount of the reporting units, which consists of the higher of the reporting units’ fair value, less cost to sell such reporting units, and the reporting units’ value in use, represented by the discounted amount of estimated future cash flows to be generated by such reporting units to which goodwill relates. A reporting unit refers to a group of one or more cash generating units. Each reporting unit, for purposes of the impairment evaluation, consists of all operations in each country. We determine initially our discounted cash flows over periods of 5 to 10 years, depending on each specific country’s economic cycle. If the value in use of a reporting unit is lower than its corresponding carrying amount, we determine the fair value of our reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss under IFRS is recognized if the recoverable amount is lower than the net book value of the reporting unit.

For the years ended December 31, 2010 and 2011, the geographic segments we reported in note 3 to our consolidated financial statements included elsewhere in this annual report, each integrated by multiple cash generating units, also represented our reporting units for purposes of testing goodwill for impairment. Based on our analysis, we concluded that the operating components that integrate the reported segments have similar economic characteristics, by considering: (a) the reported segments are the level used by us to organize and evaluate our activities in the internal information system, (b) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry, (c) the vertical integration in the value chain of the products comprising each component, (d) the type of clients, which are substantially similar in all components, (e) the operative integration among operating components, evidenced by the adoption of shared service centers, and (f) the compensation system of any of our country operations is based on the consolidated results of the geographic segment and not on the particular results of the components.

Significant judgment is required to appropriately assess the recoverable amount, represented by the higher of the value in use and the fair value, less costs to sell, of our reporting units. Impairment evaluations are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment evaluations. We use specific pre-tax discount rates for each reporting unit, which are applied to pre-tax cash flows. Our specific discount rates consider the weighted average cost of capital of each geographic segment. This determination requires substantial judgment and is highly complex when considering the many countries in which we operate, each of which has its own economic circumstances that have to be monitored. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. Additionally, we monitor the lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether impairment has occurred.

During the last quarter of 2010 and 2011, we performed our annual goodwill impairment test. Based on our analyses, in 2010, we determined an impairment loss of goodwill for approximately Ps189 million (U.S.$15 million) associated with the reporting unit in Puerto Rico. In 2011, we determined an impairment loss of goodwill for approximately Ps145 million (U.S.$12 million) associated with the reporting unit in Latvia. The estimated impairment losses are mainly attributable to market dynamics in these countries and their position in their business economic cycle. In both reporting units, their net book value exceeded their respective recoverable amount. See notes 14B to our consolidated financial statements included elsewhere in this annual report.

Discount rates and growth rates in perpetuity used in the reporting units that represent most of the consolidated balance of goodwill under IFRS in 2010 and 2011 are as follows:

	Discount rates		Growth rates
Reporting units	2010	2011	2010	2011
United States	10.0%	10.7%	2.5%	2.5%
Spain	11.2%	12.0%	2.5%	2.5%
Mexico	11.0%	11.4%	2.5%	2.5%
Colombia	11.1%	11.6%	2.5%	2.5%
France	10.7%	11.5%	2.5%	2.5%
United Arab Emirates	11.7%	13.9%	2.5%	2.5%
United Kingdom	10.7%	11.0%	2.5%	2.5%
Egypt	11.9%	13.0%	2.5%	2.5%
Range of discount rates in other countries	10.5% – 14.9%	11.8% – 14.0%	2.5%	2.5%

In addition, during 2010 and 2011, we recognized impairment losses of property, plant and equipment, mainly in connection with the permanent closing of operating assets for an aggregate amount of approximately Ps1,161 million (U.S.$94 million) and Ps1,249 million (U.S.$89 million), respectively. See note 13 to our consolidated financial statements included elsewhere in this annual report.

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

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that at the end of their operation, raw materials extraction sites, maritime terminals and other production sites are left in acceptable condition. Significant judgment is required in assessing the estimated cash outflows that will be disbursed upon retirement of the related assets. See notes 16 and 23 to our consolidated financial statements included elsewhere in this annual report.

Transactions in our own stock

From time to time we have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our consolidated financial statements included elsewhere in this annual report. We have viewed these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant judgment necessary to properly account for these transactions, as the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our income statement, including the conversion options embedded in our optionally convertible notes. These transactions raise the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others. See note 15D to our consolidated financial statements included elsewhere in this annual report.

Emission rights

In some of the countries where we operate, such as in countries of the European Union, governments have established mechanisms aimed at reducing CO2 by means of which, industries releasing CO2 must submit to the environmental authorities at the end of a compliance period, emission rights for a volume equivalent to the tons of CO2 released. Since the mechanism for emissions reduction in the European Union has been in operation, a certain number of emission rights based on historical levels have been granted by the environmental authorities to industries free of cost. Therefore, companies are required to buy additional emission rights to meet any deficit between actual CO2 emissions during the compliance period and emission rights held. Companies with surplus emission rights can also dispose of such surpluses in the market. In addition, the UNFCCC grants CERs to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the European Union. We actively participate in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

In the absence of an IFRS that defines the accounting treatment for these schemes, we account for the effects associated with CO2 emission reduction mechanisms as follows:

•	Emission rights granted by governments are not recognized in the balance sheet considering their cost is zero.

•

Revenues from the sale of any surplus of emission rights are recognized decreasing cost of sales; in the case of forward sale transactions, revenues are recognized upon physical delivery of the emission certificates.

•

Emission rights and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the emission certificates.

•

We accrue a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs.

•

CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred with authorities in the process of obtaining such CERs.

•	We do not maintain emission rights, CERs and/or forward transaction with trading purposes.

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU, has generated a surplus of emission rights held over the estimated CO2 emissions. From the consolidated surplus of emission rights, during 2010 and 2011, we sold an aggregate amount of approximately 13.4 million certificates, receiving revenues of approximately Ps1,417 million (U.S.$112 million) and Ps1,518 million (U.S.$122 million), respectively.

Significant judgment by management is required to appropriately assess estimated CO2 emissions and resulting excesses or deficit of allowances.

Revenue recognition

Our consolidated revenues represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of related party transactions. Revenues are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenues from trading activities, in which we acquire finished goods from a third party and subsequently we sell the goods to another third party, are recognized on a gross basis, considering that we assume the total risk of property on the goods purchased and we are not acting as agent or commissioner.

Revenues and costs associated with construction contracts are recognized in the period in which the work is performed by reference to the stage of completion of the contract activity at the end of the period, considering that the following have been defined: (a) each party’s enforceable rights regarding the asset to be constructed; (b) the consideration to be exchanged; (c) the manner and terms of settlement; (d) actual cost incurred and contract costs required to complete the asset are effectively controlled; and (e) it is probable that the economic benefits associated with the contract will flow to us.

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

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All significant balances and transactions between related parties have been eliminated in consolidation.

For the periods ended December 31, 2010 and 2011, our consolidated results reflect the following transactions:

•

As a result of Ready Mix USA’s exercise of its put option (see note 14A to our consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date and Ready Mix USA, LLC, generated an aggregate loss of approximately U.S.$31 million (or approximately Ps387 million), which, as a transaction between stockholders under IFRS, was recognized within “Other equity reserves.” Considering that control was transferred in August 2011, as of December 31, 2012, we were still in the process of completing the allocation of the purchase price of Ready Mix USA, LLC to the fair values of the assets acquired and liabilities assumed, which is expected to be concluded before July 31, 2012. Our consolidated financial statements included elsewhere in this annual report include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,347 million, and its results of operations for the nine-month period ended December 31, 2011.

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the two years ended December 31, 2010 and 2011 expressed as a percentage of net sales.

	Year Ended December 31,
	2010	2011
Net sales	100.0%	100.0%
Cost of sales	(72.0)	(71.7)

Gross profit	28.0	28.3

Administrative and selling expenses	(14.5)	(13.4)
Distribution expenses	(7.5)	(8.5)

Total operating expenses	(22.0)	(21.9)

Operating income	6.0	6.4
Other expenses, net	(3.5)	(2.9)

Operating income after other expenses, net	2.5	3.5
Financial expense	(8.3)	(8.7)
Other financial income (expense), net	(0.3)	(1.2)
Equity in (loss) of associates	(0.3)	(0.2)

Loss before income tax	(6.4)	(6.6)
Income taxes	(1.2)	(6.4)

Consolidated net income (loss)	(7.6)	(13.0)
Non-controlling interest net income loss	0.0	0.0

Controlling interest net income (loss)	(7.6)	(13.0)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2011 compared to the year ended December 31, 2010 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “—Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 3 to our consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+1%	+6%	+19%	+3%	+6%
United States(2)	-2%	+7%	—	Flat	+3%
Northern Europe
United Kingdom	+6%	+11%	—	+2%	+2%
Germany	+14%	+13%	—	-1%	Flat
France	N/A	+12%	—	N/A	+1%
Rest of Northern Europe(3)	+16%	+15%	—	+2%	+4%
Mediterranean
Spain	-19%	-21%	+6%	Flat	-1%
Egypt	-3%	-17%	—	-7%	-9%
Rest of the Mediterranean(4)	-6%	+13%	—	+2%	+5%
South America and the Caribbean
Colombia	+5%	+29%	—	+10%	+6%
Rest of South America and the Caribbean(5)	+4%	+5%	—	+5%	+7%
Asia
Philippines	-5%	—	+19%	-8%	—
Rest of Asia(6)	+8%	-8%	—	+2%	+12%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(3)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(4)	Includes mainly the operations in Croatia, the UAE and Israel.
(5)	Includes the operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations Argentina.
(6)	Includes primarily our operations in Malaysia, Thailand, Bangladesh and China.

On a consolidated basis, our cement sales volumes increased approximately 2%, from 65.6 million tons in 2010 to 66.8 million tons in 2011, and our ready-mix concrete sales volumes increased approximately 8%, from

51.0 million cubic meters in 2010 to 54.9 million cubic meters in 2011. Our net sales increased approximately 7%, from Ps177.6 billion in 2010 to Ps189.9 billion in 2011, and our operating income increased approximately 12%, from Ps10.7 billion in 2010 to Ps12.1 billion in 2011.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2011 and 2010. The net sales information in the table below is presented before the eliminations resulting from consolidation shown on note 3 to our consolidated financial statements included elsewhere in this annual report. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2010	2011
				(in millions of Pesos)
Mexico	+1%	—	+1%	Ps 42,907	Ps 43,361
United States(2)	+1%	+3%	+4%	31,575	32,759
Northern Europe
United Kingdom	+7%	+3%	+10%	14,320	15,757
Germany	+12%	+6%	+18%	13,524	15,975
France	+12%	+4%	+16%	12,179	14,170
Rest of Northern Europe(3)	+7	+15%	+22%	11,677	14,278
The Mediterranean
Spain	-14%	+3%	-11%	8,013	7,142
Egypt	-11%	-8%	-19%	8,053	6,516
Rest of the Mediterranean(4)	+8%	-1%	+7%	7,253	7,762
South America and the Caribbean
Colombia	+21%	+2%	+23%	6,964	8,533
Rest of South America and the Caribbean(5)	+8%	+13%	+21%	12,315	14,852
Asia
Philippines	-10%	+2%	-8%	4,014	3,701
Rest of Asia(6)	+5%	-2%	+3%	2,512	2,597
Others(7)	+26%	+55%	+81%	8,216	14,857

Net sales before eliminations			+10%	Ps 183,522	Ps 202,260
Eliminations from consolidation				(5,881)	(12,373)

Consolidated net sales			+7%	Ps 177,641	Ps 189,887

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Income (Loss) For the Year Ended December 31,
				2010	2011
				(in millions of Pesos)
Mexico	+10%	—	+10%	Ps 11,934	Ps 13,145
United States(2)	-4%	+6%	+6%	(8,370)	(7,907)
Northern Europe
United Kingdom	+80%	—	+80%	(723)	(147)
Germany	>100%	N/A	>100%	(270)	174
France	91%	N/A	>100%	516	1,056
Rest of Northern Europe(3)	>100%	N/A	>100%	(112)	648
The Mediterranean
Spain	-32%	+17%	-15%	1,047	894
Egypt	-36%	+1%	-35%	3,699	2,422
Rest of the Mediterranean(4)	>100%	N/A	+45%	471	682
South America and the Caribbean
Colombia	+16%	+2%	+18%	2,179	2,568
Rest of South America and the Caribbean(5)	-3%	+23%	+20%	2,462	2,956
Asia
Philippines	-58%	-6%	-64%	996	358
Rest of Asia(6)	-10%	-37%	-47%	96	51
Others(7)	+2%	-54%	-52%	(3,189)	(4,836)

Operating income			+12%	Ps 10,736	Ps 12,064

N/A = Not Applicable

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represents the weighted average change in prices in Euros). Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(3)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(4)	Includes mainly the operations in Croatia, the United Arab Emirates and Israel.
(5)	Includes primarily the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(6)	Includes primarily our operations in Malaysia, Thailand, Bangladesh and China.
(7)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net Sales

Our consolidated net sales increased approximately 7%, from approximately Ps178 billion in 2010 to Ps190 billion in 2011. The increase in net sales was primarily attributable to higher volumes and prices in our main markets. The infrastructure and residential sectors continue to be the main drivers of demand in most of our markets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data below is presented before eliminations resulting from consolidation. The discussion of net sales information below is presented before the eliminations resulting from consolidation shown on note 3 of our consolidated financial statements included elsewhere in this annual report.

Mexico

Our domestic cement sales volumes from our operations in Mexico increased approximately 1% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 6% during the same period. Our net sales from our operations in Mexico represented approximately 21% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. The increases in domestic cement and ready-mix concrete sales volumes were primarily attributable to a modest growth in the self-construction sector. Our cement export volumes of our operations in Mexico, which represented approximately 3% of our Mexican cement sales volumes in 2011, increased approximately 19% in 2011 compared to 2010, primarily as a result of higher export volumes to the South America region. Of our total cement export volumes during 2011 from operations in Mexico, 22% was shipped to the United States, 36% to Central America and the Caribbean and 42% to South America. Our average domestic sales price of cement for our operations in Mexico increased approximately 3%, in Peso terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 6%, in Peso terms, over the same period. For the year ended December 31, 2011, cement represented approximately 53%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 24% of our net sales for our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, our net sales in Mexico, in Peso terms, increased approximately 1% in 2011 compared to 2010.

United States

Our domestic cement sales volumes from our operations in the United States, which include cement purchased from our other operations, decreased approximately 2% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 7% during the same period. The increases in our ready-mix concrete sales volumes of our operations in the United States resulted primarily from the consolidation of the Ready Mix USA joint venture in August 2011. During the year, construction activity in the residential sector remained relatively stagnant due to excess inventory, tight credit conditions, weak job market and lack of confidence in the economy. In addition, continued weakness in state fiscal conditions and uncertainty over federal funding negatively affected the infrastructure sector. The industrial and commercial sector continued to show improvement. Our net sales from our operations in the United States represented approximately 16% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in the United States remained flat, in Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 3%, in Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 29%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 42% of our net sales for our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and average sales prices, partially offset by the decrease in domestic cement sales volumes, our net sales in the United States, in Dollar terms, increased approximately 1% in 2011 compared to 2010.

Northern Europe

In 2011, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 30% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2011, our operations in the Northern Europe region represented approximately 15% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 6% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 11% during the same period. The main driver of construction activity during the year was the infrastructure sector, although a slowdown was apparent during the second half of the year. Similarly, after a positive first half of the year, the residential sector was constrained by weak market fundamentals during the second half of the year, which made it difficult for buyers to obtain mortgages. The industrial and commercial sector was negatively affected by economic instability that accelerated during the second half of 2011. Our net sales from our operations in the United Kingdom represented approximately 8% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the United Kingdom increased approximately 2%, in Pound terms, in 2011 compared to 2010, and the average price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the year ended December 31, 2011, cement represented approximately 15%, ready-mix concrete approximately 25% and our aggregates and other businesses approximately 60% of net sales of our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 7% in 2011 compared to 2010.

Germany

Our domestic cement sales volumes from our operations in Germany increased approximately 14% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 13% during the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the positive momentum of the residential sector, resulting from historically low mortgage rates, stable construction prices, shrinking unemployment and higher wages. Performance from the industrial and commercial sector benefited from the strength in the manufacturing sector, as well as high capacity utilization. Construction activity from the infrastructure sector decreased slightly due to cuts in the national budget. Our net sales from our operations in Germany represented approximately 8% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Germany decreased approximately 1%, in Euro terms, in 2011 compared to 2010, and the average price of ready-mix concrete remained flat, in Euro terms, over the same period. For the year ended December 31, 2011, cement represented approximately 26%, ready-mix concrete approximately 35% and our aggregates and other businesses represented approximately 39% of net sales of our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes, partially offset by the decrease in domestic cement average sales prices, net sales in Germany, in Euro terms, increased approximately 12% in 2011 compared to 2010.

France

Our ready-mix concrete sales volumes from our operations in France increased approximately 12% in 2011 compared to 2010. The increase in ready-mix concrete volumes resulted primarily from the residential sector, which benefited from economic stimulus plan measures, such as social housing, tax incentives and zero rate loans, as well as favorable credit conditions. The increase in the number of new project starts and permits, especially from offices and warehouses, positively affected the performance of the industrial and commercial sector. Construction activity from the infrastructure sector remained stable, driven mainly by private investments, which offset the drop in public investments. Our net sales from our operations in France represented approximately 7% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete from our operations in France increased approximately 1%, in Euro terms, in 2011 compared to 2010. For the year ended December 31, 2011, ready-mix concrete represented approximately 73% and our aggregates and other businesses represented approximately 27% of our net sales for our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and average sales prices, net sales in France, in Euro terms, increased approximately 12% in 2011 compared to 2010.

Rest of Northern Europe

In 2011, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment increased approximately 16% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 15% during the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from better weather conditions compared to last year and increased demand from infrastructure projects. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 7% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in our Rest of Northern Europe segment increased approximately 2%, in Euro, terms in 2011 compared to 2010, and the average price of ready-mix concrete increased approximately 4%, in Euro terms, over the same period. For the year ended December 31, 2011, cement represented approximately 37%, ready-mix concrete approximately 42% and our aggregates and other businesses approximately 21% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, increased approximately 7% in 2011 compared to 2010.

The Mediterranean

In 2011, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 11% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2011, our operations in the Mediterranean region represented approximately 12% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 19% in 2011 compared to 2010, while ready-mix concrete sales volumes decreased approximately 21% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes were the result of lower construction activity across all regions and demand sectors. The residential sector was negatively affected by high inventory levels and lack of financing, with housing permits at all time lows. Large budget cuts and lack of economic resources negatively affected the infrastructure sector activity. Furthermore, activity from the industrial and commercial sector declined, given the lack of visibility, high risk premium, unfavorable macroeconomic conditions and tighter credit. Our net sales from our operations in Spain represented approximately 4% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 29% of our cement sales volumes in Spain for the year ended December 31, 2011, increased by approximately 6% in 2011 compared to 2010, primarily as a result of higher export volumes to Europe, partially offset by lower export volumes to Africa. Of such total cement export volumes, 31% was shipped to Europe and the Middle East, and 69% to Africa. Our average domestic sales price of cement of our operations in Spain remained flat, in Euro terms, in 2011 compared to 2010, and the average price of ready-mix concrete decreased approximately 1%, in Euro terms, over the same period. For the year ended December 31, 2011, cement represented approximately 67%, ready-mix concrete approximately 20% and our aggregates and other businesses approximately 13% of net sales for our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in the cement export volumes, our net sales in Spain, in Euro terms, decreased approximately 14% in 2011 compared to 2010.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 3% in 2011 compared to 2010, while ready-mix concrete sales volumes decreased approximately 17% during the same period. The domestic cement and ready-mix concrete sales volumes were negatively affected by the country’s political and social unrest, which slowed Egypt’s economy and affected the overall business environment. In the infrastructure sector, most projects were on hold due to a reduction in government expenditures. In addition, spending on other demand segments was stagnant, as a result of heightened uncertainty given the difficult political situation. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement of our operations in Egypt decreased by approximately 7%, in Egyptian pound terms, in 2011 compared to 2010, and the average price of ready-mix concrete decreased approximately 9%, in Egyptian pound terms, over the same period. For the year ended December 31, 2011, cement represented approximately 89%, ready-mix concrete approximately 7% and our aggregates and other businesses approximately 4% of net sales for our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and average domestic sales prices, our net sales in Egypt, in Egyptian pound terms, decreased approximately 11% in 2011 compared to 2010.

Rest of the Mediterranean

In 2011, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 6% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 13% during the same period. The decrease in domestic cement sales volumes resulted primarily from a slowdown in construction activity in our operations in Croatia and the UAE, and the increase in ready-mix concrete sales volumes resulted primarily from an upturn in the housing sector and more infrastructure projects in our operations in Israel. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in our Rest of the Mediterranean increased approximately 2%, in Dollar terms, in 2011 compared to 2010, and the average price of ready-mix concrete increased approximately 5%, in Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 25%, ready-mix concrete approximately 58% and our aggregates and other businesses approximately 17% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in domestic cement sales volumes, net sales in our Rest of the Mediterranean segment, in Dollar terms, increased approximately 8% in 2011 compared to 2010.

South America and the Caribbean

In 2011, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operation in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 12% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2011, our operations in the South America and the Caribbean region represented approximately 7% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement volumes from our operations in Colombia increased approximately 5% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 29% during the same period. Construction activity for the year was driven by the residential sector, particularly middle and high income housing development, which benefited from stable interest rates, controlled inflation, low unemployment and favorable macroeconomic conditions. Construction spending in the industrial and commercial sector, primarily on warehouses and commercial buildings, had a positive effect on volumes for the year. In addition, construction spending on infrastructure projects, primarily on road construction and maintenance, contributed to the performance of the sector. Our net sales from our operations in Colombia represented approximately 4% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Colombia increased approximately 10%, in Colombian Peso terms, in 2011 compared to 2010, while the average price of ready-mix concrete increased approximately 6%, in Colombian Peso terms, over the same period. For the year ended December 31, 2011, cement represented approximately 62%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 12% of our net sales for our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 21% in 2011 compared to 2010.

Rest of South America and the Caribbean

In 2011, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 4% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 5% during the same period. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 8% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in our Rest of South America and the Caribbean segment increased approximately 5%, in Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 7%, in Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 72%, ready-mix concrete approximately 20% and our other businesses approximately 8% of net for our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in our Rest of South America and the Caribbean segment, in Dollar terms, increased approximately 21% in 2011 compared to 2010.

Asia

In 2011, our operations in the Asia region consisted of our operations in the Philippines, which represents the most significant operation in this region, in addition to our Rest of Asia segment, which includes our operations in Thailand, Bangladesh, China and Malaysia. Our net sales from our operations in the Asia region represented approximately 3% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2011, our operations in the Asia region represented approximately 2% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement volumes from our operations in the Philippines decreased approximately 5% in 2011 compared to 2010 primarily as a result of the lower demand for building materials due to the government’s suspension of key infrastructure projects in its effort to implement a more rigorous process relating to the bidding and disbursement of funds, as well as by the delay in the implementation of public-private partnership projects. In addition, unfavorable weather conditions in many regions of the country hampered construction activity during the year. Our net sales from our operations in the Philippines represented approximately 2% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Philippines decreased approximately 8%, in Philippine Peso terms, in 2011 compared to 2010. For the year ended December 31, 2011, cement represented approximately 100% of our net sales for our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and average sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, decreased approximately 10% in 2011 compared to 2010.

Rest of Asia

In 2011, our operations in our Rest of Asia segment included our operations in Thailand, Bangladesh, China and Malaysia. Our domestic cement volumes from our operations in our Rest of Asia segment increased approximately 8% in 2011 compared to 2010, and ready-mix concrete sales volumes decreased approximately

8% during the same period. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in our Rest of Asia segment increased approximately 2%, in Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 12%, in Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 31%, ready-mix concrete approximately 57% and our other businesses approximately 12% of net sales for our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in ready-mix concrete sales volumes, net sales of our operations in our Rest of Asia segment, in Dollar terms, decreased approximately 2% in 2011 compared to 2010.

Others

Our Others segment includes our cement, trade maritime operations, our information technology solutions business and other minor subsidiaries with different lines of business. Net sales of our Others segment increased approximately 26% before eliminations resulting from consolidation in 2011 compared to 2010, in Dollar terms, primarily as a result of an increase of approximately 48% in our worldwide cement, clinker and slag trading operations. For the year ended December 31, 2011, our trading operations’ net sales represented approximately 62%, and our information technology solutions company 21%, of our Others segment’s net sales.

Cost of Sales

Our cost of sales, including depreciation, amortization and depletion of assets involved in production, increased approximately 7%, from Ps128 billion in 2010 to Ps136 billion in 2011, primarily due to higher sales volumes. As a percentage of net sales, cost of sales decreased from 72% in 2010 to 71.7% in 2011, mainly as a result of higher prices in our most important markets, as well as the results of our cost reduction initiatives, which more than offset the increase in fuel and raw materials costs. Our cost of sales includes freight expenses of raw materials used in our producing plants, storage costs in producing plants as well as delivery expenses of our ready-mix concrete business. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps7.9 billion in 2010 and Ps8.1 billion in 2011; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item, and which, for the years ended December 31, 2010 and 2011, represented Ps13.2 billion and Ps16.2 billion, respectively.

Gross Profit

For the reasons explained above, our gross profit increased approximately 8%, from approximately Ps49.7 billion in 2010 to approximately Ps53.7 billion in 2011. As a percentage of net sales, gross profit increased from approximately 28% in 2010 to 28.3% in 2011. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps13.2 billion in 2010 and approximately Ps16.2 billion in 2011.

Operating Expenses

Our operating expenses increased approximately 6%, from approximately Ps39.1 billion in 2010 to approximately Ps41.7 billion in 2011, primarily as a result of higher distribution expenses, which were partially offset by savings from our cost-reduction initiatives. As a percentage of net sales, our operating expenses represented approximately 22% in 2010 and 2011. Operating expenses include administrative, selling and distribution expenses. See note 2R to our consolidated financial statements included elsewhere in this annual report.

Operating Income

For the reasons mentioned above, our operating income increased approximately 11%, from approximately Ps10.7 billion in 2010 to approximately Ps12.0 billion in 2011. As a percentage of net sales, operating income represented approximately 6% in each of 2010 and 2011. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

Mexico

Our operating income from our operations in Mexico increased approximately 10%, from approximately Ps11.9 billion in 2010 to approximately Ps13.1 billion in 2011, in Peso terms. The increase in operating income was primarily attributable to the increases in domestic cement and ready-mix concrete sales volumes and average sales prices.

United States

Our operating loss from our operations in the U.S. improved approximately 6%, from an operating loss of approximately Ps8.4 billion in 2010 to an operating loss of approximately Ps7.9 billion in 2011, in Peso terms. As mentioned above, the improvement in operating loss resulted primarily from the consolidation of the Ready Mix USA joint venture and increases in ready-mix concrete sales volumes and average sales prices.

Northern Europe

United Kingdom

Our operating loss from our operations in the United Kingdom improved approximately 80%, from an operating loss of approximately Ps723 million in 2010 to an operating loss of approximately Ps147 million in 2011, in Peso terms. The increase in the operating income of our operations in the United Kingdom during 2011 compared to 2010 resulted primarily from higher domestic cement and ready-mix concrete sales volumes and average sales prices.

Germany

Our operating income from our operations in Germany increased significantly, from an operating loss of Ps270 million in 2010 to an operating income of Ps174 million in 2011, in Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sales volumes as a result of the positive momentum of the residential sector.

France

Our operating income from our operations in France improved significantly, from approximately Ps516 million in 2010 to approximately Ps1.1 billion in 2011, in Peso terms. The increase resulted primarily from higher ready-mix concrete and aggregates sales volumes and average sales prices driven by the residential sector.

Rest of Northern Europe

Our operating income from our operations in our Rest of Northern Europe segment increased significantly, from an operating loss of approximately Ps112 million in 2010 to an operating income of approximately Ps648 million in 2011, in Peso terms. The increase in our operating income from our operations in our Rest of Northern Europe segment resulted from higher domestic cement and ready-mix concrete sales volumes and average sales prices.

The Mediterranean

Spain

Our operating income from our operations in Spain decreased approximately 15%, from approximately Ps1 billion in 2010 to Ps894 million in 2011, in Peso terms. The decrease in operating income resulted primarily from decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete average sales prices as the result of lower construction activity across all regions and demand sectors.

Egypt

Our operating income from our operations in Egypt decreased approximately 35%, from approximately Ps3.7 billion in 2010 to Ps2.4 billion in 2011, in Peso terms. The decrease in operating income resulted primarily from decreases in domestic cement and ready-mix concrete sales volumes and average sales prices given the country’s political and social unrest, which slowed Egypt’s economy and affected the overall business environment.

Rest of the Mediterranean

Our operating income from our operations in our Rest of the Mediterranean segment increased approximately 45%, from approximately Ps471 million in 2010 to Ps682 million in 2011, in Peso terms. The increase in operating income resulted primarily from increases in ready-mix concrete sales volumes and average sales prices.

South America and the Caribbean

Colombia

Our operating income from our operations in Colombia increased approximately 18%, from approximately Ps2.2 billion in 2010 to approximately Ps2.6 billion in 2011, in Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sales volumes, which benefited from higher construction spending in the industrial and commercial sector, primarily on warehouses and commercial buildings.

Rest of South America and the Caribbean

Our operating income from our operations in our Rest of South America and the Caribbean segment increased approximately 20%, from approximately Ps2.5 billion in 2010 to Ps2.9 billion in 2011, in Peso terms. The increase in operating income resulted primarily from increases in domestic cement and ready-mix concrete sales volumes and average sales prices in our markets.

Asia

The Philippines

Our operating income from our operations in the Philippines decreased approximately 64%, from approximately Ps996 million in 2010 to approximately Ps358 million in 2011, in Peso terms. The decrease in operating income resulted primarily from a decrease in domestic cement sales volumes and average sales prices.

Rest of Asia

Our operating income from our operations in our Rest of Asia segment decreased approximately 47%, from approximately Ps96 million in 2010 to approximately Ps51 million in 2011, in Peso terms.

Others

Our operating loss from our Others segment increased approximately 52%, from an operating loss of approximately Ps3.2 billion in 2010 to an operating loss of approximately Ps4.8 billion, in 2011 in Peso terms. The increase in operating loss resulted primarily from a substantial increase in our worldwide cement, clinker and slag trading operations.

Other Expenses, Net

Our other expenses, net, decreased approximately 14%, from approximately Ps6.3 billion in 2010 to approximately Ps5.4 billion in 2011, primarily due to results from sales of assets and the net effect of the compensation for the nationalization of our operations in Venezuela, partially offset by the increase in our restructuring cost due to our transformation process.

The most significant items included under this caption in 2010 and 2011 are as follows:

	2010		2011
	(in millions of Pesos)
Restructuring costs	Ps	(897)	Ps	(1,959)
Impairment losses		(1,904)		(1,751)
Charitable contributions		(385)		(140)
Results from sales of assets and others, net		(3,149)		(1,599)

	Ps	(6,335)	Ps	(5,449)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion income (expense) from assets and liabilities recognized at amortized cost.

	Year Ended December 31,
	2010		2011
	(in millions of Pesos)
Financial items:
Financial expense	Ps	(14,753)	Ps	(16,627)
Financial income		483		489
Results from financial instruments		(1,103)		(76)
Foreign exchange result		895		(1,919)
Effects of net present value on assets and liabilities and others, net		(798)		(708)

	Ps	(15,276)	Ps	(18,841)

Our aggregate financial items in 2011, which comprises interest expense and other financial income (expense), net, as reported in our statements of operations, was a loss of approximately Ps18.8 billion, an increase from the loss of approximately Ps15.3 billion in 2010. The components of the change are shown above.

Our financial expense increased approximately 13%, from approximately Ps14.7 billion in 2010 to approximately Ps16.6 billion in 2011. The increase was primarily attributable to the issuance of fixed rate instruments to prepay debt under the Financing Agreement, improve our liquidity and for general corporate purposes. Our financial income increased 1%, from Ps483 million in 2010 to Ps489 million in 2011. Our loss from our financial instruments decreased substantially, from a loss of approximately Ps1.0 billion in 2010 to a loss of approximately Ps76 million in 2011. This loss resulted primarily from negative valuations of equity derivatives related to shares of CEMEX, S.A.B. de C.V. and Axtel, S.A.B. de C.V., or Axtel. Our foreign exchange result decreased, from a gain of approximately Ps895 million in 2010 to a loss of approximately Ps1.9 billion in 2011, mainly due to the depreciation of the Mexican Peso against the Dollar during 2011. The accretion expense or income, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, decreased from an expense of approximately Ps798 million in 2010 to an expense of Ps708 million in 2011.

Derivative Financial Instruments. For the years ended December 31, 2010 and 2011, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects and conversion options embedded in our convertible notes, as discussed in note 15D to our consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2011, our “Results from financial instruments” improved to a net loss of approximately Ps76 million under the item compared to a net loss of approximately Ps1,103 million in 2010. This improvement in 2011 was mainly attributable to positive changes in the fair value of the conversion options embedded in our convertible notes, which partially offset losses generated form the changes in fair value of our other derivative instruments related to shares of CEMEX, S.A.B. de C.V. and Axtel. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, increased from an expense of approximately Ps2 billion in 2010 to an expense of Ps12.2 billion in 2011. This increase is mainly attributable to our current income tax expense, which increased from an expense of approximately Ps4.7 billion in 2010 to an expense of approximately Ps14.3 billion in 2011, mainly as a result of the income tax expense recognized during the period associated to changes in the expected outcome in several of our uncertain tax positions which led to an increase in our unrecognized tax benefits provision. Our deferred tax benefit decreased from a revenue of approximately Ps2.6 billion in 2010 to a revenue of approximately Ps2.1 billion in 2011. The decrease was primarily attributable to the increase in valuation allowances relating to tax loss carryforwards in certain countries. See notes 18 and 18D to our consolidated financial statements included elsewhere in this annual report. For each of the years ended December 31, 2010 and 2011, our statutory income tax rate was 30%. Our effective tax rate in 2010 resulted in a negative tax rate of 18.2%, considering a loss before income tax of approximately Ps11.4 billion, while our effective tax rate in 2011 resulted in a negative tax rate of 97.2%, considering a loss before income tax of approximately Ps12.6 billion. See “Item 3—Key Information—Risk Factors—The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2011 increased 84%, from a consolidated net loss of approximately Ps13.4 billion in 2010 to a consolidated net loss of approximately Ps24.8 billion in 2011.

Non-controlling Interest Net Loss. Changes in non-controlling interest net income (loss) in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income (loss) attributable to those subsidiaries. Non-controlling interest net income increased approximately 54%, from a gain of Ps21 million in 2010 to a gain of Ps46 million in 2011, mainly as a result of an increase in the net income of the consolidated entities in which others have a non-controlling interest.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net income (loss), which is the portion of our consolidated net income (loss) attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss increased 84%, from a net loss of approximately Ps13.5 billion in 2010 to a controlling interest net loss of approximately Ps24.8 billion in 2011.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities before financial expenses, perpetual debentures coupons and income taxes paid in cash were approximately Ps26.0 billion in 2010 and Ps23.6 billion in 2011. See our statement of cash flows included elsewhere in this annual report.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2010 and 2011.

Our primary sources and uses of cash during the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
	(in millions of Pesos)
Operating activities
Consolidated net loss		(13,436)		(24,767)
Non-cash items		40,011		49,110
Changes in working capital, excluding income taxes		(623)		(727)

Net cash flows provided by operations before interest and income taxes		25,952		23,616
Financial expense, perpetual debentures coupons and income taxes paid in cash		(19,278)		(17,130)

Net cash flows provided by operating activities		6,674		6,486
Investing activities
Property, machinery and equipment, net		(4,726)		(3,198)
Disposal of subsidiaries and associates, net		1,172		1,232
Other investments		1,682		474

Net cash flows used in investing activities		(1,872)		(1,492)
Financing activities
Issuance of common stock		5		11
Derivative financial instruments		69		(5,464)
Issuance (repayment) of debt, net		(9,615)		5,702
Securitization of trade receivables		121		2,890
Non-current liabilities and others, net		140		1,430

Net cash flows used in financing activities		(9,280)		4,569

Increase (decrease) in cash and investments		(4,478)		9,563
Conversion effects		(1,272)		(1,789)
Cash and investments at beginning of year		14,104		8,354

Cash and investments at end of year	Ps	8,354	Ps	16,128

2011. During 2011, including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.8 billion, there was an increase in cash and investments of approximately Ps7.8 billion. This increase was generated by our net cash flows provided by operating activities, which after financial expense, perpetual debentures coupons and income taxes paid in cash of approximately Ps17.1 billion amounted to approximately Ps6.5 billion, and net cash flows provided by financing activities of approximately Ps4.6 billion, partially offset by net cash flows used in investing activities of approximately Ps1.5 billion.

For the year ended December 31, 2011, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps727 million, which was primarily composed by cash flows applied to trade accounts receivable, inventories and trade accounts payable for an aggregate amount of approximately Ps3.2 billion, partially offset by cash flows originated by other accounts receivable and other assets and other accounts payable and accrued expenses for an aggregate amount of approximately Ps2.5 billion.

During 2011, our net cash flows provided by operating activities after financial expense, perpetual debentures coupons and income taxes paid in cash of approximately Ps6.5 billion, our net resources provided by financing activities of approximately Ps4.6 billion, which include payments to our financial derivative instruments for an aggregate amount of approximately Ps5.5 billion related primarily to the purchase of a capped call and the settlement of options based on the price of our ADSs, and cash flows provided by the disposal of subsidiaries and associates and other long-term assets for an aggregate amount of approximately Ps1.7 billion, were disbursed mainly in connection with capital expenditures of approximately Ps3.2 billion.

2010. During 2010, including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.3 billion, there was a decrease in cash and investments of approximately Ps5.8 billion. This decrease was generated by net cash flows used in financing activities of approximately Ps9.3 billion and by net cash flows used in investing activities of approximately Ps1.9 billion, partially offset by our net cash flows provided by operating activities, which after financial expenses, perpetual debentures coupons and income taxes paid in cash of approximately Ps19.3 billion, amounted to approximately Ps6.7 billion.

For the year ended December 31, 2010, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps623 million, which was primarily composed by cash flows applied in other accounts receivable and inventories for an aggregate amount of approximately Ps2.6 billion, partially offset by cash flows originated by trade accounts receivable, trade accounts payable and other accounts payable and accrued expenses for an aggregate amount of approximately Ps1.9 billion.

During 2010, our cash flows were disbursed mainly in connection with our net cash flows used in financing activities of approximately Ps9.3 billion, which include net payments of debt of approximately Ps9.6 billion, and with capital expenditures of approximately Ps4.7 billion.

The table below shows the amount of cash and cash equivalents held by our U.S. subsidiaries, the holding company and our other subsidiaries for the years ended December 31, 2010 and 2011.

	2010	2011
	(in millions of Pesos)
Cash and Cash Equivalents
Held by the Holding Company	195	4,103
Held by U.S. subsidiaries	4,583	6,278
Held by other subsidiaries	3,576	5,747

	8,354	16,128

We would need to accrue and pay taxes on any funds repatriated to the United States. During the years ended December 31, 2010 and 2011, we did not repatriate any funds to the United States and we do not intend to do so for the foreseeable future.

Capital Expenditures

As of December 31, 2011, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$594 million, including our capital expenditures estimated to be incurred during 2012. This amount is expected to be incurred over the next 2 years, according to the evolution of the related projects. Our capital expenditures incurred for the years ended December 31, 2010 and 2011, and our expected capital expenditures during 2012, which include an allocation to 2012 of a portion of our total future committed amount, are as follows:

	Actual		Estimated in 2012
	2010	2011
	(in millions of U.S. Dollars)
Mexico	87	87	81
United States	75	66	69
Northern Europe
United Kingdom	53	47	41
Germany	47	26	26
France	23	22	11
Rest of Northern Europe(1)	44	39	49
Mediterranean
Egypt	25	13	17
Spain	46	39	28
Rest of Mediterranean(2)	18	22	23
South America and the Caribbean
Colombia	19	20	20
Rest of South America and the Caribbean(3)	63	43	40
Asia
Philippines	14	36	37
Rest of Asia(4)	5	5	5
Others	36	3	152
Total Consolidated	555	468	600
Of which
Expansion capital expenditures	126	136	135
Base capital expenditures	429	332	465

(1)	Refers mainly to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary, Latvia as well as trading activities in Scandinavia and Finland.
(2)	Includes our operations in Croatia, the United Arab Emirates and Israel.
(3)	Includes our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala and other assets in the Caribbean region.
(4)	Includes our operations mainly in Thailand, Malaysia, Bangladesh and other assets in the Asian region.

For the years ended December 31, 2010 and 2011, we recognized U.S.$555 million and U.S.$468 million in capital expenditures, respectively. As of the date of this annual report, plans for 2012 capital expenditures totaled approximately U.S.$594 million. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million until the debt under the Financing Agreement has been repaid in full.

Our Indebtedness

As of December 31, 2011, we had approximately Ps249,372 million (U.S.$17,863 million) of total debt plus other financial obligations, not including approximately Ps13,089 million (U.S.$938 million) of notes issued in connection with the Debentures. See notes 15A, 15B and 19D to our consolidated financial statements included elsewhere in this annual report. Of our total debt plus other financial obligations, approximately 5% were short-term (including current maturities of long-term debt) and 95% were long-term. As of December 31, 2011, approximately 76% of our total debt plus other financial obligations was Dollar-denominated, approximately 5% was Peso-denominated, approximately 19% was Euro-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into the Financing Agreement, which extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations. Since entering into the Financing Agreement, we have successfully completed several capital markets transactions, the proceeds of which were substantially applied to reduce our debt thereunder and to address other debt maturities. As of December 31, 2011, our indebtedness under the Financing Agreement was approximately Ps100,442 million (U.S.$7,195 million), and our other debt and other financial obligations not subject to the Financing Agreement, which remains payable pursuant to its original maturities, was approximately Ps148,930 million (U.S.$10,668 million). As of December 31, 2011, we had reduced indebtedness under the Financing Agreement by approximately U.S.$7.7 billion (thereby satisfying all required amortization payments under the Financing Agreement through December 15, 2013), and we had an aggregate principal amount of outstanding debt under the Financing Agreement of approximately Ps6,812 million (U.S.$488 million) maturing on December 15, 2013; and approximately Ps93,630 million (U.S.$6,707 million) maturing on February 14, 2014.

As part of the Financing Agreement, we pledged the Collateral and all proceeds of such Collateral to secure our payment obligations under the Financing Agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. In addition, the guarantors under our existing bank facilities (other than CEMEX, Inc.) have guaranteed the obligations to the participating creditors under the Financing Agreement.

The Financing Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest expense of the Debentures) of not less than (i) 1.75:1 for each period of four consecutive fiscal quarters (measured semi-annually) up to and including the period ending December 31, 2012 and (ii) 2.00:1 for the remaining periods of four consecutive fiscal quarters (measured semi-annually) to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the Debentures) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed 7.00:1 for the period that ended December 31, 2011, 6.5:1 for the period ending June 30, 2012, 5.75:1 for the period ending December 31, 2012, 5.00:1 for the period ending June 30, 2013 and 4.25:1 for the period ending December 31, 2013. Based on our current expectations and assuming constant debt levels from December 31, 2011, in order to be in compliance with the June 30, 2012 consolidated leverage ratio test of 6.5:1, EBITDA for the six months ending June 30, 2012 would need to increase by approximately 4% from the prior year period. We currently anticipate that we will be in compliance with our covenants at June 30, 2012 through a combination of improved operating performance and/or debt reduction.

Some of our subsidiaries and special purpose vehicles have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	March 2012 Notes	April 2011 Notes	January 2011 Notes	May 2010 Notes	December 2009 Notes	Financing Agreement	Debentures(2)	CBs(3)	Eurobonds(4)
Amount outstanding as of December 31, 2011(1)	U.S.$0.94 billion (Ps13.1 billion)	U.S.$0.76 billion (Ps10.6 billion)	U.S.$1.7 billion (Ps23.0 billion)	U.S.$1.3 billion (Ps18.6 billion)	U.S.$2.2 billion (Ps30.8 billion)	U.S.$7.2 billion (Ps100.4 billion)	U.S.$0.49 billion (Ps6.8 billion)	U.S.$0.04 billion (Ps0.59 billion)	U.S.$0.55 billion (Ps7.7 billion)
CEMEX, S.A.B. de C.V.	✓	✓	✓	✓	✓	✓	✓	✓
CEMEX Mexico	✓	✓	✓	✓	✓	✓	✓	✓
New Sunward	✓	✓	✓	✓	✓	✓	✓
CEMEX España.	✓	✓	✓	✓	✓	✓			✓
CEMEX Corp.					✓	✓
CEMEX Finance LLC					✓	✓
CEMEX Concretos, S.A. de C.V.					✓	✓
Empresas Tolteca de México, S.A. de C.V.					✓	✓		✓
C5 Capital (SPV) Ltd.							✓
C8 Capital (SPV) Ltd.							✓
C10 Capital (SPV) Ltd.							✓
C10-EUR Capital (SPV) Ltd.							✓
CEMEX Finance Europe B.V.									✓

(1)	Excludes our indebtedness held by us. Also, after giving pro forma effect to the 2012 Exchange Offers and the 2012 CB Payments.
(2)	CEMEX, S.A.B. de C.V., CEMEX Mexico, and New Sunward provide guarantees in connection with approximately U.S.$0.49 billion (approximately Ps6.8 billion as of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers) in notes issued in connection with the Debentures, which are accounted for as non-controlling interest under IFRS, the Financing Agreement and the indentures governing the Senior Secured Notes.
(3)	Includes long-term secured CBs maturing during 2017.
(4)	Issued by CEMEX Finance Europe B.V., a special purpose vehicle and wholly-owned subsidiary of CEMEX España, the sole guarantor of the Eurobonds. As of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. CEMEX Mexico, our principal Mexican subsidiary and indirect owner of our international operations, has indebtedness (including other financial obligations) or has provided guarantees of our indebtedness (including other financial obligations), including under the Financing Agreement, the Senior Secured Notes, CBs, and some capital leases, but excluding the Debentures, in the amount of approximately Ps198,217 million (U.S.$14,199 million) as of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers and the 2012 CB Payments. CEMEX España, a holding company for most of our international operations outside Mexico and our main operating subsidiary in Spain, has indebtedness (including other financial obligations) or has provided guarantees of our indebtedness (including other financial obligations), including under the Financing Agreement, the Senior Secured Notes and the Eurobonds, but excluding the Debentures, in the amount of approximately Ps203,270 million (U.S.$14,561 million) as of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

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

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness (including the Financing Agreement), or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition. The failure to achieve a refinancing or extension of maturity of the Financing Agreement prior to its maturity in February 2014 would have a material adverse effect on our liquidity and on our ability to meet our other obligations, including our obligations under the Senior Secured Notes and our other indebtedness.

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

Relevant transactions related to our indebtedness during 2011

As of December 31, 2011, after giving pro forma effect to the 2012 Exchange Offers and the 2012 CB Payments, we had approximately Ps249,841 (U.S.$17,897 million) of total debt plus other financial obligations, not including approximately Ps6,781 (U.S.$486 million) of notes issued in connection with the Debentures. Our financing activities through December 31, 2010 are described in our 2010 annual report. The following is a description of our most relevant transactions related to our indebtedness in 2011:

•

On January 11, 2011, we closed the offering of U.S.$1 billion aggregate principal amount of the January 2011 Notes, which were issued at 99.364% of face value, are callable beginning on their fourth anniversary, bear a 9% interest and mature in January 2018. The January 2011 Notes were issued by CEMEX, S.A.B. de C.V. and guaranteed by CEMEX Mexico, New Sunward and CEMEX España. The January 2011 Notes share the Collateral.

•

On March 4, 2011, we closed a private exchange transaction of approximately €119 million aggregate principal amount of the 6.277% Debentures for approximately U.S.$125 million (Ps1,491 million) aggregate principal amount of the Additional May 2010 Notes, which bear a 9.25% interest and mature in March 2020. The Additional May 2010 Notes were issued by CEMEX España, Luxembourg branch, and guaranteed by CEMEX, S.A.B. de C.V., CEMEX Mexico and New Sunward. The Additional May 2010 Notes share the Collateral. As a result of the private exchange, approximately €119 million in aggregate principal amount of the 6.277% Debentures were cancelled, generating in 2011 a gain of approximately Ps446 million, representing the difference between the notional amount of the reacquired Debentures and the Additional May 2010 Notes issued in exchange, which was recognized within “Other equity reserves.”

•

On April 5, 2011, we closed the offering of U.S.$800 million aggregate principal amount of the April 2011 Notes, which were issued at 99.001% of face value, are floating rate notes and mature in April 2015. The April 2011 Notes were issued by CEMEX, S.A.B. de C.V. and guaranteed by CEMEX Mexico, New Sunward and CEMEX España. The April 2011 Notes share the Collateral.

•

On July 11, 2011, we closed the offering of U.S.$650 million aggregate principal amount of the Additional January 2011 Notes at 97.616% of face value plus any accrued interest. The Additional January 2011 Notes bear 9% interest and mature in January 2018. The Additional January 2011 Notes were issued by CEMEX, S.A.B. de C.V. and guaranteed by CEMEX Mexico, New Sunward and CEMEX España. The Additional January 2011 Notes share the Collateral.

We used a substantial portion of the proceeds from these transactions to repay debt under the Financing Agreement. Through these and prior repayments, we avoided a 0.5% interest rate increase that would have been otherwise applicable beginning in January 2012 pursuant to the Financing Agreement. In addition, we have addressed all maturities under the Financing Agreement until December 15, 2013.

During December 2011, we exchanged a portion of the PDVSA notes received in payment from the Government of Venezuela for perpetual and debt instruments issued by CEMEX. See note 12B to our consolidated financial statements included elsewhere in this annual report. Also in December 2011, we received from a third party, as a settlement of an account receivable, the equity interest of an entity whose assets where mainly comprised by perpetual and debt instruments issued by CEMEX. As a result, as of December 31, 2011, CEMEX, S.A.B. de C.V. netted in its balance sheet a portion of several series of its subsidiaries’ debt instruments, held by the newly acquired entity and its other subsidiaries, for an aggregate notional amount of approximately Ps977 million, including portions of U.S. Dollar denominated notes issued in May 2010, described below, and U.S. Dollar denominated notes issued in April 2011, described below, as well as portions of several series of Debentures for an aggregate notional amount of approximately Ps3,029 million, among others. See note 15A to our consolidated financial statements included elsewhere else in this annual report. Considering the difference between the fair value of the instruments and their notional amount, as part of this cancellation, we recognized gains, net of certain commissions, for approximately Ps1,630 million, of which, approximately Ps239 million associated with our debt instruments, were recognized within “other expenses, net,” and approximately Ps1,391 million, associated with the Debentures, were recognized in stockholders’ equity as part of “other equity reserves.”

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2010 and 2011 are detailed as follows:

	December 31, 2011				December 31, 2010
	Short- term		Long-term	Total	Short- term		Long-term	Total
I. Convertible subordinated notes due 2018	Ps	—	7,451	7,451	Ps	—	—	—
I. Convertible subordinated notes due 2016		—	11,236	11,236		—	—	—
II. Convertible subordinated notes due 2015		—	8,829	8,829		—	7,554	7,554
III. Convertible securities due 2019		131	1,703	1,834		113	1,825	1,938
IV. Liabilities secured with accounts receivable		7,052	2,500	9,552		4,462	2,200	6,662
V. Capital leases		528	1,471	1,999		19	52	71

	Ps	7,711	33,190	40,901	Ps	4,594	11,631	16,225

As mentioned in note 2L to our consolidated financial statements included elsewhere else in this annual report, financial instruments convertible into our CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending if the instrument is mandatorily convertible, or is optionally convertible by election of the note holders.

2011 Optional Convertible Subordinated Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Optional Convertible Notes”) and U.S.$690 million (Ps8,211 million) aggregate principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Optional Convertible Notes”). The aggregate principal amounts reflect the full exercise of the U.S.$177.5 million and U.S.$90 million over-allotment option granted to the relevant initial purchasers of the 2016 Optional Convertible Notes and the 2018 Optional Convertible Notes, respectively. The notes are subordinated to all of CEMEX’s liabilities and commitments. The initial conversion price was equivalent to an approximate 30% premium to the closing price of our ADSs on March 9, 2011, and the notes are convertible into our ADSs, at any time after June 30, 2011. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions (note 15D to our consolidated financial statements included elsewhere else in this annual report), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2016 Optional Convertible Notes and the 2018 Optional Convertible Notes. As a result of the issuance, substantially all the new shares approved at CEMEX, S.A.B. de C.V.’s extraordinary shareholders’ meeting on February 24, 2011 (note 19 to our consolidated financial statements included elsewhere else in this annual report) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. After antidilution adjustments, the conversion rate as of December 31, 2011 was 92.1659 ADS per each U.S.$1,000 principal amount of such notes and as of March 31, 2012 was 95.8525 ADS per each U.S.$1,000 principal amount of such notes.

2010 Optional Convertible Subordinated Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Notes”), including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes. The 2015 Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the 2015 Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2015 Notes (note 15D to our consolidated financial statements included elsewhere in this annual report). After antidilution adjustments, the conversion rate as of December 31, 2011 was 79.5411 ADS per each U.S.$1,000 principal amount of such notes and as of March 31, 2012 was 82.7227 ADS per each U.S.$1,000 principal amount of such notes.

Mandatory Convertible Notes

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into Mandatorily Convertible Notes for approximately Ps4,126 million (U.S.$315 million). Reflecting antidilution adjustments, at their scheduled conversion in ten years or earlier if the price of the CPO reaches approximately $34.50, the securities will be mandatorily convertible into approximately 179.4 million CPOs at a conversion price of approximately $23.00 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component for Ps1,971 million was recognized within “Other equity reserves.” See note 15B to our consolidated financial statements included elsewhere else in this annual report.

Our Receivables Financing Arrangements

Our subsidiaries in Spain, the United States, Mexico, France and United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2011 and 2010 and January 1, 2010, trade accounts receivable include receivables of Ps12,733 million (U.S.$912 million), Ps9,968 million (U.S.$807 million) and Ps9,624 million (U.S.$735 million), respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, Spain, France and the United Kingdom; the later forms part of the program in France and was initiated in 2011. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps3,181 million as of December 31, 2011, Ps3,306 million as of December 31, 2010 and Ps3,083 million as of January 1, 2010. Therefore, the funded amount to us was Ps9,552 million (U.S.$684 million) as of December 31, 2011, including approximately Ps656 million (U.S.$47 million) of accounts receivable in France sold through factoring programs with recourse, Ps6,662 million (U.S.$539 million) as of December 31, 2010 and Ps6,541 million (U.S.$500 million) as of January 1, 2010. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps390 million (U.S.$31 million) in 2011 and Ps368 million (U.S.$29 million) in 2010. Our securitization programs are negotiated for specific periods and should be renewed at their maturity. The securitization programs outstanding as of December 31, 2011 in Mexico, the United States, Spain, France and the United Kingdom, were initiated or renewed during 2011 and mature in October 2015, May 2013, May 2016, March 2013 and March 2013, respectively.

Capital leases

As of December 31, 2010 and 2011, we held several operating assets, mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$6 million (Ps71 million) and U.S.$143 million (Ps1,999 million) respectively. Future payments associated with these contracts are presented in note 22E to our consolidated financial statements included elsewhere else in this annual report.

Our Equity Forward Arrangements

In connection with the sale of CPOs of Axtel (note 15D to our consolidated financial statements included elsewhere in this annual report) and in order to maintain exposure to changes in the price of such entity, in March 2008, we entered into a forward contract to be settled in cash over the price of 119 million CPOs of Axtel (59.5 million CPOs with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, we instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of Axtel until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. Changes in the fair value of this instrument generated losses of approximately U.S.$43 million (Ps545 million) in 2010, and approximately U.S.$34 million (Ps424 million) in 2011.

Our Debentures

As of December 31, 2010 and 2011, non-controlling interest stockholders’ equity included approximately U.S.$1,320 million (Ps16,310 million) and U.S.$938 million (Ps13,089 million), respectively, representing the principal amount of the Debentures. The Debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, the Debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under IFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the Debentures do not have any maturity date, meaning that they were issued to perpetuity, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps1,624 million in 2010 and Ps1,010 million in 2011. The different SPVs were established solely for purposes of issuing the Debentures and are included in our consolidated financial statements. As of December 31, 2011, the Debentures were as follows:

Issuer	Issuance Date	Nominal Amount (in millions)		Nominal Amount Outstanding as of December 31, 2011 (in millions)(2)(3)		Repurchase Option	Interest Rate
C5 Capital (SPV) Ltd.(1).	December 2006	U.S.$	350	U.S.$	68	Fifth anniversary	6.196%
C8 Capital (SPV) Ltd.	February 2007	U.S.$	750	U.S.$	140	Eighth anniversary	6.640%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	189	Tenth anniversary	6.722%
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€70	Tenth anniversary	6.277%

(1)	Because we did not exercise our repurchase option by December 31, 2011, the annual interest rate of this series changed to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. We are not permitted to call these Debentures under the Financing Agreement. As of December 31, 2011, 3-month LIBOR was approximately 0.581%.
(2)	Excludes the notional amount of Debentures held by subsidiaries, acquired in December 2011 through a series of asset swaps. See notes 15A and 19D to our consolidated financial statements included elsewhere in this annual report.
(3)	After giving pro forma effect to the 2012 Exchange Offers.

As described below and in note 15D to our consolidated financial statements included elsewhere in this annual report, on July 15, 2009, in connection with the derivative financial instruments associated with the Debentures, by means of which we changed the risk profile of the interest rates and the currencies of the Debentures from the U.S. Dollar and the Euro to the Yen, and in order to eliminate our exposure to the Yen and the Yen interest rate, we settled our Yen cross currency swap derivatives, as well as the forward contracts for U.S.$196 million as of December 2008, negotiated to eliminate the variability of cash flows in Yen to be incurred through the cross currency swap until 2010, in which CEMEX received cash flows in Yen and paid U.S. Dollars. As a result, a total amount of approximately U.S.$94 million was deposited with trustees for the benefit of the Debenture holders. This amount is being used to pay CEMEX’s coupons on the Debentures. As a result of this settlement, during 2009, we recognized a loss from changes in the fair value of the instruments of approximately U.S.$162 million (Ps2,203 million).

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2009, 2010 and 2011 annual shareholders’ meetings held on April 29, 2010, February 24, 2011 and February 23, 2012, respectively, no stock repurchase program was proposed between April 2010 and April 2011, between February 2011 and February 2012 and between February 2012 and February 2013, respectively. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Financing Agreement.

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

We have 10 laboratories dedicated to our R&D efforts. Nine of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in business processes, information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different materials used in the construction industry and the production processes related to them, as well as processes to improve our use of alternative fuels and raw materials.

Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

In 2010 and 2011, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to approximately Ps519 million (U.S.$41 million) and Ps487 million (U.S.$39 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The Financing Agreement

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.7 billion on February 14, 2014, based on prevailing exchange rates as of December 31, 2011. The Financing Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

The Financing Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest expense of the Debentures) of not less than (i) 1.75:1 for each period of four consecutive fiscal quarters (measured semi-annually) up to and including the period ending December 31, 2012 and (ii) 2.00:1 for the remaining periods of four consecutive fiscal quarters (measured semi-annually) to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the Debentures) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed 7.00:1 for the period that ended December 31, 2011, 6.5:1 for the period ending June 30, 2012, 5.75:1 for the period ending December 31, 2012, 5.00:1 for the period ending June 30, 2013 and 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current economic conditions and high volatility in foreign exchange rates and the financial and capital markets. For the period ended December 31, 2011, we expect to report to the lenders under the Financing Agreement a consolidated coverage ratio of approximately 1.88:1 and a consolidated leverage ratio of approximately 6.64:1, each as calculated pursuant to the Financing Agreement. Pursuant to the Financing Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million. In addition, we have addressed all maturities under the Financing Agreement until December 15, 2013.

On April 13, 2011, the Financing Agreement was amended so that we can retain funds in the CBs reserve from disposal proceeds, permitted fundraisings and cash in hand, to pay for CBs maturing in April and September 2012.

For a discussion of restrictions and covenants under the Financing Agreement, see “Item 3—Key Information—Risk Factors—The Financing Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

Mandatory Convertible Notes

On December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Notes, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Notes are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2011 shareholders’ meeting held on February 23, 2012, the conversion ratio for the Mandatory Convertible Notes as of the date of this annual report is 418.4494 CPOs per each obligation, equivalent to a conversion price of approximately Ps21.27 per CPO.

December 2009 Notes

On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1,250,000,000 aggregate principal amount and €350,000,000 aggregate principal amount of the December 2009 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On January 19, 2010, CEMEX Finance LLC issued an additional U.S.$500,000,000 aggregate principal amount of the December 2009 Notes. CEMEX, S.A.B. de C.V., CEMEX Mexico, CEMEX España, CEMEX Corp., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the December 2009 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

2010 Optional Convertible Subordinated Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715,000,000 aggregate principal amount of the 2010 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate has been adjusted to 82.7227 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2011 annual shareholders’ meeting held on February 23, 2012. We used a portion of the net proceeds from the offering of the 2010 Optional Convertible Subordinated Notes to fund the purchase of a capped call transaction, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2010 Optional Convertible Subordinated Notes.

May 2010 Notes

On May 12, 2010, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount and €115,346,000 aggregate principal amount of the May 2010 Notes, in exchange for a majority in principal amount of the then outstanding Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued an additional U.S.$125,331,000 aggregate principal amount of the Additional May 2010 Notes, in exchange for €119,350,000 aggregate principal amount of the 6.277% Debentures, pursuant to an exchange offer, in a private transaction exempt from registration pursuant to Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX Mexico and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2010 Notes, including the Additional May 2010 Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2011 Notes

On January 11, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1,000,000,000 aggregate principal amount of the January 2011 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On July 11, 2011, CEMEX, S.A.B. de C.V. issued an additional U.S.$650,000,000 aggregate principal amount of the Additional January 2011 Notes. CEMEX Mexico, New Sunward and CEMEX España have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2011 Notes, including the Additional January 2011 Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

2011 Optional Convertible Subordinated Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1,667,500,000 aggregate principal amount of the 2011 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into ADSs, at any time after June 30, 2011. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. The conversion rate has been adjusted to 95.8525 ADSs per U.S.$1,000 principal amount of 2011 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2011 annual shareholders’ meeting held on February 23, 2012. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes.

April 2011 Notes

On April 5, 2011, CEMEX, S.A.B. de C.V. issued U.S.$800,000,000 aggregate principal amount of the April 2011 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX Mexico, New Sunward and CEMEX España have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2011 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2012 Notes

On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount and €179,219,000 aggregate principal amount of the March 2012 Notes in exchange for Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

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

Commercial Commitments

As of December 31, 2010 and 2011, we had commitments for the purchase of raw materials for an approximate amount of U.S.$288 million and U.S.$184 million, respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and ACCIONA formed an alliance to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2010 and 2011, EURUS supplied approximately 20% and 23.7%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

In 1999, CEMEX entered into an agreement with an international partnership, which built and operated an electrical energy generating plant in Mexico called “Termoeléctrica del Golfo,” or TEG. In 2007, another international company replaced the original operator. The agreement established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. In addition, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with PEMEX which terminates in 2024. With the change of the operator in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the agreement, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2009, 2010 and 2011, the power plant has supplied approximately 74%, 73% and 69%, respectively, of CEMEX’s overall electricity needs during such years for its cement plants in Mexico.

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

Contractual Obligations

As of December 31, 2011 and 2010, CEMEX had the following contractual obligations:

(U.S. dollars millions)	2011						2010
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total	Total
Long-term debt	U.S.$	325	8,499	2,500	3,600	14,924	15,641
Capital lease obligations(1)		47	85	12	38	182	6
Convertible notes(2)		9	24	1,469	600	2,102	768

Total debt and other financial obligations(3)		381	8,608	3,981	4,238	17,208	16,415
Operating leases(4)		166	219	97	83	565	731
Interest payments on debt(5)		984	1,764	931	432	4,111	4,183
Pension plans and other benefits(6)		150	300	306	1,089	1,845	1,523

Total contractual obligations	U.S.$	1,681	10,891	5,315	5,842	23,729	22,852
	Ps	23,467	152,038	74,197	81,554	331,256	282,451

(1)	The amounts of payments under capital leases have been determined on the basis of nominal cash flows. As of December 31, 2011, the net present value of future payments under such leases is approximately U.S.$143 million (Ps1,999 million), of which, approximately U.S.$44 million (Ps613 million) refers to cash flows from 1 to 3 years, and approximately U.S.$73 million (Ps1,023 million) refer to cash flows from 3 to 5 years.
(2)	Refers to the convertible notes described in note 15B to our consolidated financial statements included elsewhere in this annual report and assumes repayment at maturity and no conversion of the notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
(4)	The amounts for operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was U.S.$256 million (Ps3,195 million) in 2011 and U.S.$199 million (Ps2,521 million) in 2010.
(5)	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the floating interest rates in effect as of December 31, 2011 and 2010.
(6)	Represents estimated annual payments under these benefits for the next 10 years (See note 17 to our consolidated financial statements included elsewhere in this annual report). Future payments include the estimate of new retirees during such future years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

CEMEX Venezuela

On August 18, 2008, the Government of Venezuela expropriated all business, assets and shares of CEMEX in Venezuela and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to the ICSID , seeking international arbitration claiming that the nationalization and seizure of the facilities located in Venezuela and owned by CEMEX Venezuela did not comply with the terms of the treaty for the protection of investments signed by the Government of Venezuela and the Netherlands and with international law because CEMEX had not received any compensation and no public purpose was proven. On November 30, 2011, following negotiations with the Government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX and the Government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of U.S.$240 million; and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”), with nominal value and interest income to maturity totaling approximately U.S.$360 million. Additionally, as part of the settlement, claims among all parties and their affiliates were released and all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable, net of approximately U.S.$154 million. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately U.S.$503 million and recognized a settlement gain in the statement of operations of approximately U.S.$25 million, which includes the write-off of the currency translation effects accrued in equity.

As of December 31, 2011, CEMEX maintained PDVSA notes as available-for-sale investments with a notional amount of approximately U.S.$203 million (Ps2,834 million) and a fair value of approximately U.S.$180 million (Ps2,513 million). During 2011, changes in valuation of these investments generated a loss of approximately Ps58 million recognized as part of other comprehensive loss within other equity reserves. See note 12B to our consolidated financial statements included in this annual report.

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the years ended December 31, 2010 and 2011, we had a net loss related to the recognition of changes in fair values of derivative financial instruments during the applicable period for approximately Ps849 (U.S.$67 million) and Ps3,994 million (U.S.$320 million), respectively.

Since the beginning of 2009, with the exception of our capped call transactions entered into in March 2010 and March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 15D to our consolidated financial statements included elsewhere in this annual report), which we finalized during April 2009. The Financing Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both; as an alternative source of financing and as hedges of: (i) highly probable forecasted transactions and (ii) our net investments in foreign subsidiaries. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot make assurances that the risk of non-compliance with the obligations agreed to with such counterparties is minimal.

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

	At December 31, 2010		At December 31, 2011		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of Dollars)
Interest rate swaps	196	34	189	46	April 2015
Equity forwards on third party shares	53	15	46	1	April 2012
Forward instruments over indexes	16	1	5	—	October 2010
Options on our own shares	1,575	(169)	2,743	11	September 2022

Our Interest Rate Swaps. As of December 31, 2010 and 2011, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$196 million and U.S.$189 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. See note 19C to our consolidated financial statements included elsewhere in this annual report. As of December 31, 2010 and 2011, the fair value of the swap represented assets of approximately U.S.$35 million and U.S.$52 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR, which is the international reference for debt denominated in U.S. Dollars. As of December 31, 2010 and 2011, LIBOR was 0.46% and 0.81%, respectively. Changes in the fair value of interest rate swaps, including those settled in April 2009, generated gains of approximately U.S.$8 million (Ps99 million) in 2010 and U.S.$12 million (Ps150 million) in 2011, which were recognized in the statement of operations for each year.

Our Equity Forwards on Third Party Shares. As of December 31, 2010 and 2011, we had forward contracts to be settled in cash over the price of 119 million CPOs of Axtel (59.5 million CPOs with each counterparty) with an aggregate notional amount of U.S.$53 million and U.S.$46 million, respectively. Both tranches are due in April 2012. These transactions were intended to maintain exposure to changes in the price of such entity after our sale of 119 million CPOs of Axtel in March 2008. The sale represented approximately 9.5% of the equity capital of Axtel as of the sale date and nearly 90% of our position in Axtel, which had been part of our investments in associates. Changes in the fair value of this instrument generated losses of approximately U.S.$43 million (Ps526 million) in 2010 and U.S.$35 million (Ps437 million) in 2011, which were recognized in the statement of operations for each year.

Our Forward Instruments Over Indexes. As of December 31, 2010 and 2011, we held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which matured in October 2011 and were extended until October 2012, through a payment of approximately U.S.$1 million (Ps12 million). By means of these instruments, we maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a gain of approximately U.S.$5 million (Ps67 million) in 2010 and a loss of approximately U.S.$1 million (Ps13 million) in 2011, which were recognized in the statement of operations for each year.

Our Options on Our Own Shares. In August 2011, upon their maturity, we settled through a payment of approximately U.S.$188 million (Ps2,346 million), options based on the price of our ADS for a notional amount of U.S.$500 million, structured within a debt transaction of U.S.$500 million (Ps6,870 million) issued in June 2008. By means of these options, considering that the price per ADS remained below approximately U.S.$21, as adjusted as of December 31, 2010, we paid the maximum net interest rate of 12% on the related debt transaction. We could have gradually obtained a net interest rate of zero on this debt had the ADS price exceeded approximately U.S.$30, as adjusted as of December 31, 2010. As of December 31, 2010, the fair value represented a liability of approximately U.S.$71 million (Ps872 million), which included deposits in margin accounts of approximately U.S.$105 million (Ps1,298 million). Changes in the fair value were recognized in the statements of operations for each year within “Results from financial instruments,” representing losses of approximately U.S.$27 million (Ps346 million) in 2010 and U.S.$2 million (Ps29 million) in 2011.

On March 15, 2011, in connection with the offering of the 2016 Optional Convertible Notes and the 2018 Optional Convertible Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions over approximately 148 million ADSs (87 million ADSs maturing in March 2016 and 61 million ADSs maturing in March 2018), by means of which, for the 2016 Optional Convertible Notes, at maturity of the notes in March 2016, if the price per ADS is above U.S.$11.284, we will receive in cash the difference between the market price of the ADS and U.S.$11.284, with a maximum appreciation per ADS of U.S.$5.21. Likewise, for the 2018 Notes, at maturity of the notes in March 2018, if the price per ADS is above U.S.$11.284, we will receive in cash the difference between the market price of the ADS and U.S.$11.284, with a maximum appreciation per ADS of U.S.$6.94. We paid a total premium of approximately U.S.$222 million. As of December 31, 2011, the fair value of such options represented an asset of approximately U.S.$71 million (Ps984 million). During 2011, changes in the fair value of these instruments generated a loss of approximately U.S.$153 million (Ps1,906 million), which was recognized within the statements of operations for 2011.

On March 30, 2010, in connection with the offering of the 2010 Optional Convertible Subordinated Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 52.6 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above U.S.$13.60, we will receive in cash the difference between the market price of the ADS and U.S.$13.60, with a maximum appreciation per ADS of U.S.$5.23. We paid a premium of approximately U.S.$105 million. As of December 31, 2010 and 2011, the fair value of such options represented an asset of approximately U.S.$90 million (Ps1,114 million) and U.S.$11 million (Ps157 million) respectively. During 2010 and 2011, changes in the fair value of this contract generated losses of approximately U.S.$16 million (Ps201 million) and U.S.$79 million (Ps984 million) respectively, which were recognized in the statements of operations for each year. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, we separated the conversion option embedded in the 2015 Notes and recognizes it at fair value, which as of December 31, 2010 and 2011, resulted in liabilities of approximately U.S.$106 million (Ps1,305 million) and U.S.$8 million (Ps120 million), respectively. Changes in fair value of the conversion option generated a gain in 2010 and a loss 2011 for approximately U.S.$5 million (Ps67 million) and U.S.$97million (Ps1,211 million), respectively.

As of December 31, 2010 and 2011, we had granted a guarantee for a notional amount of approximately U.S.$360 in both years, in connection with put option transactions on our CPOs entered into by Citibank with a Mexican trust that we established on behalf of its Mexican pension fund and certain of our directors and current and former employees in April 2008, as described in note 19C to our consolidated financial statements included elsewhere in this annual report. The fair value of such guarantee, net of deposits in margin accounts, represented liabilities of approximately U.S.$82 million (Ps1,019 million) in 2010 and U.S.$4 million (Ps58 million) in 2011. Changes in the fair value were recognized in the statements of operations for each year, representing a gain of approximately U.S.$5 million (Ps69 million) in 2010 and a loss of U.S.$92 million (Ps1,145 million) in 2011. As of December 31, 2010 and 2011, cash deposits in margin accounts were approximately U.S.$55 million (Ps680 million) and U.S.$225 million (Ps3,141 million), respectively.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December- 31, 2011. See note 15A to our consolidated financial statements included elsewhere in this annual report. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2011. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2011 and is summarized as follows:

	Expected maturity dates as of December 31, 2011
	(In millions of U.S. Dollars, except percentages)
Long-Term Debt(1)	2012		2013	2014	2015	After 2016	Total		Fair Value
Variable rate	U.S.$	213	498	6,399	755	9	U.S.$	7,874	U.S.$	7,678
Average interest rate		5.02%	5.48%	5.96%	6.90%	4.68%
Fixed rate	U.S.$	111	44	1.559	4	5,331	U.S.$	7,049	U.S.$	5,858
Average interest rate		8.40%	8.35%	8.36%	9.19%	9.07%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2011 does not include our other financial obligations and the Debentures for an aggregate amount of U.S.$2,225 million (Ps31,062 million) and U.S.$938 million (approximately Ps13,089 million), issued by consolidated entities. See notes 15B and 19B to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2011, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2011, 50% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 454 basis points.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2011, approximately 21% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 16% in the United States, 8% in the United Kingdom, 8% in Germany, 7% in France, 7% in our Rest of Northern Europe geographic segment, 4% in Spain, 3% in Egypt, 4% in our Rest of the Mediterranean segment, 12% in South America and the Caribbean, 3% in Asia and 7% from our other operations.

As of December 31, 2011, approximately 76% of our total debt plus other financial obligations was Dollar-denominated, approximately 19% was Euro-denominated, approximately 5% was Peso-denominated and immaterial amounts were denominated in other currencies, not including approximately Ps13,089 million (U.S.$938 million) of notes issued in connection with the Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of December 31, 2010 and 2011, all cross-currency swaps had been settled.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel CPOs. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2011, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs would be a loss of approximately U.S.$1 million (Ps14 million).

In addition, we have entered into forward contracts on the TRI of the Mexican Stock Exchange through which we maintain exposure to changes of such index, until maturity in October 2012. Upon liquidation, these forward contracts provide for cash settlement of the estimated fair value and the effects are recognized in the statement of operations. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the TRI of the Mexican Stock Exchange.

As of December 31, 2011, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index would be a loss of approximately U.S.$1 million (Ps14 million).

As of December 31, 2011, we were subject to the volatility of the market price of our CPOs in relation to our options over our CPO price and our put option transactions on our CPOs, as described in “—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Options on Our Own Shares.” A decrease in the market price of our CPOs may adversely affect our result from financial instruments and our net income.

As of December 31, 2011, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of our CPOs would be a loss of approximately U.S.$24 million (Ps332 million).

In connection with the offering of the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes issued in March 2010 and March 2011, respectively, we entered into capped call transactions with the financial institutions involved on those transactions or their affiliates. See “—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Options on Our Own Shares.”

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2009, 2010 and 2011.

Investments and Acquisitions

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 14A to our consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC was consolidated beginning March 31, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date and Ready Mix USA, LLC, generated an aggregate loss of approximately U.S.$31 million (or approximately Ps387 million), which, as a transaction between stockholders under IFRS, was recognized within “Other equity reserves.” Considering that control was transferred in August 2011, as of December 31, 2012, we were still in the process of completing the allocation of the purchase price of Ready Mix USA, LLC to the fair values of the assets acquired and liabilities assumed, which is expected to be concluded before July 31, 2012. Our consolidated financial statements included elsewhere in this annual report include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487, including cash and cash equivalents for approximately Ps912 and debt for approximately Ps1,347, and its results of operations for the nine-month period ended December 31, 2011.

According to CEMEX’s best estimate of the fair value of Ready Mix USA, LLC’s net assets as of December 31, 2011, CEMEX consolidated net assets of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,347 million.

Our total additions in property, machinery and equipment, as reflected in our consolidated financial statements (see note 13 to our consolidated financial statements included elsewhere in this annual report), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$636 million in 2009, U.S.$555 million) in 2010 and U.S.$468 million in 2011. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates.

As of the date of this annual report, we have allocated over U.S.$600 million in our 2012 budget to continue with this effort.

Divestitures

During 2011 we sold assets for approximately U.S.$225 million comprised in part by real estate non-core business and equipment.

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

On October 1, 2009, CEMEX sold its Australian operations to Holcim Ltd. for 2,020 million Australian dollars (U.S.$1,700 million). The assets divested consisted of 249 ready-mix concrete plants, 83 aggregate quarries, 16 concrete pipe plants, as well as CEMEX’s 25% interest in Cement Australia Pty Limited, with an aggregate cement production capacity of 5.1 million tons. As a result of this significant divestiture, the Australian operations for 2009 were reclassified to the single line item of “Discontinued operations,” which includes a loss on sale of approximately Ps5,901 million (U.S.$446 million), net of an income tax benefit of approximately Ps2,528 million (U.S.$191 million) and an expense of approximately Ps1,310 million (U.S.$99 million) from the reclassification of foreign currency translation effects accrued in equity until the moment of sale. See note 3B to our consolidated financial statements included elsewhere in this annual report.

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

Recent Developments

2012 Exchange Offer. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount and €179,219,000 aggregate principal amount of the March 2012 Notes in exchange for Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. U.S.$350,456,000 in aggregate principal amount of U.S. Dollar-denominated Debentures were exchanged for U.S.$255,456,000 in aggregate principal amount of the 9.875% U.S. Dollar-denominated Senior Secured Notes Due 2019 and €76,874,000 in aggregate principal amount of Euro-denominated Debentures were exchanged for €28,243,000 in aggregate principal amount of 9.875% Euro-denominated Senior

Secured Notes Due 2019 and U.S.$28,243,000 in aggregate principal amount of the 9.875% U.S. Dollar-denominated Senior Secured Notes Due 2019. Additionally, €469,619,000 in aggregate principal amount of the Eurobonds were exchanged for €150,976,000 in aggregate principal amount of 9.875% Euro-denominated Senior Secured Notes Due 2019 and U.S.$420,271,000 in aggregate principal amount of the 9.875% U.S. Dollar-denominated Senior Secured Notes Due 2019. The payment of principal, interest and premium, if any, on the March 2012 Notes is fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX Mexico, and New Sunward. The March 2012 Notes are secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. After the 2012 Exchange Offers expired and the March 2012 Notes were issued, U.S.$68,452,000 in aggregate principal amount of the 6.196% Perpetual Debentures, U.S.$139,785,000 in aggregate principal amount of the 6.640% Perpetual Debentures, U.S.$188,704,000 in aggregate principal amount of the 6.722% Perpetual Debentures, €69,826,000 in aggregate principal amount of the 6.277% Perpetual Debentures and €414,981,000 in aggregate principal amount of the Eurobonds remained outstanding.

2012 CB Payments. On April 9, 2012, we (i) repaid Ps1,480,000,000 (approximately U.S.$106 million) aggregate principal amount of CBs maturing on such date, and (ii) prepaid Ps2,621,000,000 approximately U.S.$188 million) aggregate principal mount of CBs that were scheduled to mature in September 2012, with cash reserves outstanding as of December 31, 2011.

Item 6—Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

Set forth below is the name and position of each member of our senior management team as of the date of this annual report. The terms of office of the senior managers are indefinite.

Name, Position (Age)	Experience

Lorenzo H. Zambrano Treviño, Chief Executive Officer (68)	Joined CEMEX in 1968. During his career with CEMEX, Mr. Zambrano has been involved in all operational aspects of our business. He held several positions in CEMEX prior to his appointment as Director of Operations in 1981. In 1985, Mr. Zambrano was appointed chief executive officer, and in 1995 he was elected chairman of the board of directors. Mr. Zambrano is a graduate of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C., or ITESM, with a degree in mechanical engineering and administration and has an M.B.A. from Stanford University.

Mr. Zambrano has been a member of our board of directors since 1979 and chairman of our board of directors since 1995. He is a member of the board of directors of Cementos Chihuahua, IBM, Enseñanza e Investigación Superior, A.C. and Museo de Arte Contemporáneo de Monterrey A.C. (MARCO). Mr. Zambrano participated in the chairman’s Council of Daimler Chrysler AG until July 2005, was a member of the Stanford University’s Graduate School of Business Advisory Council until 2006, of the board of directors of Vitro, S.A.B. de C.V. until 2007, of the board of directors of Alfa, S.A.B. de C.V. until 2008, of the board of directors of Grupo Televisa, S.A.B. and Banamex until April 2009 and of the board of directors of Fomento Económico Mexicano S.A.B. de C.V., or FEMSA and the international advisory board of Citigroup until 2011 and served as chairman of the board of directors of Enseñanza e Investigación Superior, A.C., which manages ITESM, until February 2012.

In recognition of his business and philanthropic record, Mr. Zambrano has received several awards and recognitions, including the Woodrow Wilson Center’s Woodrow Wilson Award for Corporate Citizenship, the America’s Society Gold Medal Distinguished Service Award, and Stanford University’s Graduate School of Business Alumni Association’s Ernest C. Arbuckle Award.

Mr. Zambrano is a first cousin of Rogelio Zambrano Lozano, a member of our board of directors, he is also a second cousin of Roberto Luis Zambrano Villarreal and second uncle of Tomas Milmo Santos, both members of our board of directors.

Juan Romero Torres, President CEMEX Mexico (55)	Joined CEMEX in 1989 and has occupied several senior management positions, including president of CEMEX Colombia, president of our operations in Mexico, president of the South America and the Caribbean region and president of our former Europe, Middle East, Africa and Asia region. He is currently president of our operations in Mexico and is also in charge of our global technology area. Mr. Romero graduated from Universidad de Comillas in Spain, where he studied law and economic and enterprise sciences.

Name, Position (Age)	Experience
Mr. Romero was appointed vice-president and representative of the board of directors of Cement National Chamber (Cámara Nacional del Cemento) in June 2011 and member of the board of directors of Cementos Chihuahua in April 2011.

Jaime Gerardo Elizondo Chapa, President CEMEX South America and the Caribbean (48)	Joined CEMEX in 1985 and since then he has headed several operations, including Panama, Colombia, Venezuela, and, more recently, Mexico. He is the current president of CEMEX South America (including Central America) and the Caribbean, and is also in charge of the company’s global procurement area. Mr. Elizondo has served as a member of the board of directors of Cementos Chihuahua, president and vice-president of the Cement National Chamber (Cámara Nacional del Cemento) and president of the Transformation Industry of Nuevo León Chamber (Cámara de la Industria de la Transformación de Nuevo León). He graduated with a BS and an MBA from ITESM.

Ignacio Madridejos Fernández, President CEMEX Northern Europe (46)	Joined CEMEX in 1996 and, after holding management positions in the strategic planning area, he headed CEMEX’s operations in Egypt, Spain, and Western Europe. He is currently president of CEMEX Northern Europe, and is also responsible for our global energy and sustainability area. He has served as a member of the board of directors of COMAC (Comercial de Mateiales de Construcción S.L.), member of the board and president of OFICEMEN (Agrupación de Fabricantes de Cemento de España), member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), president of CEMA, and patron of the Junior Achievement Foundation. In June 2010, he was appointed vice-president and, in June 2011, chairman of CEMBUREAU (European Cement Association). He graduated with a degree in civil engineering from the Polytechnic University of Madrid and holds an M.B.A. from Stanford University.

Jaime Muguiro Domínguez, President CEMEX Mediterranean (43)	Joined CEMEX in 1996, and held several executive positions in the areas of strategic planning, business development, ready-mix concrete, aggregates, and human resources. More recently, he headed CEMEX’s operations in Egypt. He is currently president of CEMEX Mediterranean, which includes operations in Spain, Egypt, Croatia and the Middle East. He graduated with a management degree from San Pablo CEU University, and holds a law degree from the Complutense University of Madrid and an M.B.A. from the Massachusetts Institute of Technology.

Karl H. Watson Jr., President CEMEX USA (47)	Joined CEMEX in 2007, after a successful career of more than 19 years in the building materials industry. Since then, he has held several senior positions in our operations in Florida and the Eastern region of the United States. Before joining CEMEX, he headed the ready-mix concrete and concrete products divisions of Rinker in the United States and Australia. He is currently president of CEMEX USA. Mr. Watson served as chairman of the Florida Concrete and Products Association from 2008 to 2009 and was appointed chairman of the NRMCA from 2010 to 2011 and member of the executive committee of the Portland Cement Association from 2011 to 2013. He holds a B.S. from the Palm Beach Atlantic University and an M.B.A. from the University of Nova Southeastern, both in Florida.

Name, Position (Age)	Experience
Joaquín Miguel Estrada Suarez, President CEMEX Asia (48)	Joined CEMEX in 1992 and has held several executive positions, including head of operations in Egypt and Spain, as well as head of trading for Europe, the Middle East and Asia. He is currently president of CEMEX Asia and is also responsible for our global trading activities. From 2008 to 2011, he served as a member of the board of directors of COMAC (Comercial de Materiales de la Construcción S.L.), president and member of the board of OFICEMEN (Agrupación de Fabricantes de Cemento de España), and member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), he was also the president of CEMA (Fundación Laboral del Cemento y el Medioambiente) from 2010 to 2011. He graduated with a degree in economics from the University of Zaragoza and holds an M.B.A. from the Instituto de Empresa.

Fernando A. González Olivieri, Executive Vice President of Finance and Administration and Chief Financial Officer (57)	Joined CEMEX in 1989, and has served as corporate vice-president of strategic planning from 1994 to 1998, president of CEMEX Venezuela from 1998 to 2000, president of CEMEX Asia from 2000 to May 2003, and president of the South American and the Caribbean region from May 2003 to February 2005. In March 2005, he was appointed president of the expanded European Region, in February 2007, president of our former Europe, Middle East, Africa, Asia and Australia Region, and, in May 2009, executive vice president of planning and development. In February 2010, Mr. Gonzalez was appointed executive vice president of planning and finance and in 2011 he was appointed chief financial officer. He is a member of the board of directors of Cementos Chihuahua. Mr. González earned his B.A. and M.B.A. degrees from ITESM.

Juan Pablo San Agustín Rubio, Executive Vice President of Strategic Planning and New Business Development (43)	Joined CEMEX in 1994 and has held executive positions in the strategic planning, continuous improvement, e-business, and marketing areas. He is currently executive vice president of strategic planning and new business development. He graduated with a B.S. from the Universidad Metropolitana and holds an International M.B.A. from the Instituto de Empresa.

Luis Hernández Echávez, Executive Vice President of Organization and Human Resources (48)	Joined CEMEX in 1996, and has held senior management positions in the strategic planning and human resources areas. He is currently executive vice president of organization and human resources. He graduated with a degree in civil engineering from ITESM, and holds a master’s degree in civil engineering and an M.B.A. from the University of Texas at Austin. Mr. Hernández is also a member of the board of directors of Universidad Regiomontana, A.C. and an alternate director of Cementos Chihuahua.

Francisco Garza, Vice Chairman of the Board of CEMEX Mexico, Chairman of CEMEX Latin America Advisory Board and Advisor to the CEO on Institutional Relations (56)	Joined CEMEX in 1988 and has served as director of trading from 1988 to 1992, president of CEMEX USA from 1992 to 1994, president of CEMEX Venezuela from 1994 to 1996 and Cemento Bayano from 1995 to 1996, president of CEMEX Mexico and CEMEX USA from 1996 to 1998, president of the our former North American region and trading from 1998 to 2009 and, in 2009, he was appointed president of our former Americas region. In 2011, he was appointed vice chairman of the board of CEMEX Mexico, chairman of CEMEX Latin America Advisory Board and advisor to the CEO on Institutional Relations.

Name, Position (Age)	Experience
He is a member of the board of directors of Universidad Regiomontana, A.C. and Cementos Chihuahua. He is a graduate in business administration from ITESM and has an M.B.A. from the Johnson School of Management at Cornell University in 1982.

Víctor M. Romo, Executive Advisor to the Chairman and CEO (54)	Joined CEMEX in 1985 and has served as director of administration of CEMEX España from 1992 to 1994, general director of administration and finance of CEMEX España from 1994 to 1996, president of CEMEX Venezuela from 1996 to 1998, president of our former South American and the Caribbean region from 1998 to May 2003, and executive vice president of administration from May 2003 to April 2011. In April 2011, he was appointed executive advisor to the chairman and chief executive officer. He is a member of the board of directors of Universidad Regiomontana, A.C. and Cementos Chihuahua. Mr. Romo is a certified public accountant and received a master’s degree in administration and finance from ITESM. Previously, he worked for Grupo Industrial Alfa, S.A. de C.V. from 1979 to 1985.

Rafael Garza Lozano, Chief Accounting Officer (48)	Joined CEMEX in 1985 and has served as chief accounting officer since 1999. Mr. Garza is a certified public accountant and received a master’s degree in administration and finance from ITESM. He also attended executive programs at ITAM, IPADE and Harvard University. He is currently a member of the board of directors of Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or CINIF, of Universidad Regiomontana, A.C., and an alternate director of Cementos Chihuahua.

Ramiro G. Villarreal Morales, General Counsel (64)	Joined CEMEX in 1987 and has served as general counsel since then, and also has served as secretary of our board of directors since 1995. He is a member of the board of directors of Universidad Regiomontana, A.C. He is a graduate of the Universidad Autónoma de Nuevo León with a degree in law. He also received a master of science degree in finance from the University of Wisconsin. Prior to joining CEMEX, he served as assistant general director of Grupo Financiero Banpais from 1985 to 1987.

Mr. Villarreal is a member of the board of directors of VINTE Viviendas Integrales, S.A., both real estate development companies, and an alternate member of the boards of directors of Cementos Chihuahua and Axtel. Mr. Villarreal is also a member of the board of directors of Universidad Regiomontana, A.C. and, until February 2012, he was the secretary of the board of directors of Ensenanza e Investigación Superior, A.C., that administered ITESM.

Board of Directors

Set forth below are the names of the current members of CEMEX, S.A.B. de C.V.’s board of directors, elected at CEMEX, S.A.B. de C.V.’s 2011 annual shareholders’ meeting held on February 23, 2012. At this shareholders’ meeting, no alternate directors were elected. Members of CEMEX, S.A.B. de C.V.’s board of directors serve for one-year terms.

Name (Age)	Experience
Lorenzo H. Zambrano Treviño, Chairman (68)	See “—Senior Management.”

Armando J. García Segovia (60)	Mr. García has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1983. He initially joined CEMEX in 1975 and rejoined CEMEX in 1985. He served as director of operational and strategic planning from 1985 to 1988, director of operations from 1988 to 1991, director of corporate services and affiliate companies from 1991 to 1994, director of development from 1994 to 1996, general director of development from 1996 to 2000, executive vice president of development from 2000 to May 2009, and executive vice president for technology, energy and sustainability from May 2009 to March 2010. He is a graduate of ITESM with a degree in mechanical engineering and administration and received an M.B.A. from the University of Texas. He was employed at Cydsa, S.A. from 1979 to 1981 and at Conek, S.A. de C.V. from 1981 to 1985.

He also serves as a member of the board of directors of Cementos Chihuahua and GCC Cemento, S.A. de C.V. He was also vice president of COPARMEX, member of the board and former chairman of the Private Sector Center for Sustainable Development Studies (Centro de Estudios del Sector Privado para el Desarrollo Sustentable), former chairman of Centro Patronal de Nuevo León (now COPARMEX NL), he was chairman and member of the board of Gas Industrial de Monterrey, S.A. de C.V. and member of the board of the World Environmental Center. Presently, he is a member of the board of directors of Hoteles City Express, S.A.P.I. de C.V. and Grupo Chapa, S.A. de C.V., and the chairman of the board of the Engineering School of the Instituto Tecnológico de Estudios Superiores de Monterrey. He is also a member of the board of Universidad Regiomontana, A.C., Universidad de Monterrey, A.C., Unidos para la Conservación, Pronatura Noreste, A.C., Consejo Consultivo de Flora y Fauna del Estado de N.L., and Parques y Vida Silvestre de N.L. He is also founder and chairman of the board of Comenzar de Nuevo, A.C. He is a first cousin of Rodolfo García Muriel, a member of our board of directors.

Rodolfo García Muriel (66)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1985 and member of CEMEX, S.A.B. de C.V.’s finance committee since 2009. He is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V. He is a member of the board of directors of Inmobiliaria Romacarel, S.A.P.I. de C.V., Comfort Jet, S.A. de C.V., and member of the regional board of Banamex. Mr. García Muriel is also vice president of the Textile Industry National Chamber (Cámara Nacional de la Industria Textil). Mr. García Muriel holds a degree in electric mechanical engineering from the Universidad Iberoamericana. He is a first cousin of Armando J. García Segovia, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Name (Age)	Experience
Rogelio Zambrano Lozano (55)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987 and president of CEMEX, S.A.B. de C.V.’s finance committee since 2009. He is also a member of the advisory board of Banamex, Zona Norte, and member of the boards of directors of Carza, S.A. de C.V., Plaza Sesamo, S.A. de C.V., Hospital San José, and ITESM. He is a graduate in industrial engineering from ITESM and holds an M.B.A. from the Wharton Business School of Pennsylvania University. He is a first cousin of Lorenzo H. Zambrano, chairman of CEMEX, S.A.B. de C.V.’s board of directors and our chief executive officer and uncle of Tomás Milmo Santos, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Roberto Luis Zambrano Villarreal (66)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987. He was president of CEMEX, S.A.B. de C.V.’s audit committee from 2002 to 2006, president of CEMEX, S.A.B. de C.V.’s corporate practices and audit committee from 2006 to 2009, and president of CEMEX, S.A.B. de C.V.’s new audit committee since 2009. He is also a member of the board of directors of CEMEX Mexico. He is chairman of the board of directors of Desarrollo Integrado, S.A. de C.V., Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., C & I Capital, S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Servicios Técnicos Hidráulicos, S.A. de C.V., Mantenimiento Integrado, S.A. de C.V., Pilatus PC-12 Center de México, S.A. de C.V., and Pronatura, A.C. He is a member of the board of directors of S.L.I. de México, S.A. de C.V., and Compañía de Vidrio Industrial, S.A. de C.V. Mr. Zambrano Villarreal is a graduate in mechanical engineering and administration from the ITESM. He is the second cousin of Lorenzo H. Zambrano, chief executive officer and chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Bernardo Quintana Isaac (70)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1990 and of CEMEX, S.A.B. de C.V.’s corporate practices committee since 2009. He is chairman of the board of directors of Empresas ICA, S.A.B. de C.V., where he was also chief executive officer until December 2006. Mr. Quintana Isaac was a member of Patronato UNAM until May 2009. Mr. Quintana Isaac is president of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., Fundación ICA and of the Foundation for Mexican Letters (Fundación para las Letras Mexicanas), and member of the board of GRUMA, S.A.B. de C.V., Banamex, and Banco Nacional de México, S.A. He is also a member of the Mexican Council of Businessmen (Consejo Mexicano de Hombres de Negocios) and Fundación UNAM. Mr. Quintana Isaac holds a degree in civil engineering from the Universidad Nacional Autónoma de México and an M.B.A. from the University of California at Los Angeles.

Dionisio Garza Medina (58)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1995 and president of CEMEX, S.A.B. de C.V.’s corporate practices committee since 2009. He is honorary chairman and member of the board of Alfa, S.A.B. de C.V. where he was chairman and chief executive officer until March 2010. Mr. Garza Medina is a member of the advisory board of the Mexican Ministry of Economy, the advisory committee of the David Rockefeller Center for Latin American Studies at Harvard. He is chairman of the Harvard Business School Latin American advisory board, the Advisory Council of Stanford’s Engineering School and the Trilateral Commission.

Name (Age)	Experience
Additionally, Mr. Garza Medina was the chairman of the board of the Universidad de Monterrey, A.C. until April 2012. Mr. Garza Medina holds an industrial engineering degree and a master degree in industrial engineering from Stanford University and an M.B.A. from Harvard University.

Tomás Milmo Santos (47)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2006 and member of CEMEX, S.A.B. de C.V.’s finance committee since 2009. Mr. Milmo Santos served as an alternate member of CEMEX, S.A.B. de C.V.’s board of directors from 2001 to 2006. He is chief executive officer and chairman of the board of directors of Axtel, a telecommunications company that operates in the local, long distance and data transfer market. He is also a member of the board of directors of CEMEX Mexico, Promotora Ambiental, S.A., ITESM and chairman of the board of directors of Tec Salud and Alianza Educativa por Nuevo León. He graduated with a degree in economics from Stanford University. Mr. Milmo Santos is the second nephew of Lorenzo H. Zambrano, chief executive officer and chairman of CEMEX, S.A.B. de C.V.’s board of directors.

José Manuel Rincón Gallardo Purón (69)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2003. He is also a member of CEMEX, S.A.B. de C.V.’s audit committee, where he qualifies as a “financial expert” for purposes of the Sarbanes-Oxley Act of 2002. He is president of the board of directors of Sonoco de México S.A. de C.V., member of the board of directors and audit committees of Banamex, Grupo Herdez, S.A. de C.V., General de Seguros, S.A.B., Kansas City Southern and Grupo Aeroportuario del Pacífico, S.A. de C.V., and member of the board of directors of Laboratorios Sanfer-Hormona. Mr. Rincón Gallardo is a member of the Instituto Mexicano de Contadores Públicos, A.C., he was managing partner of KPMG Mexico, and was member of the board of directors of KPMG United States and KPMG International. He is also a member of the corporate practices committee of Consejo Coordinador Empresarial. He is a certified public accountant from the Universidad Nacional Autonoma de México.

Francisco Javier Fernández Carbajal (57)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and member of CEMEX, S.A.B. de C.V.’s finance committee since February 2012. Mr. Fernández is currently the chairman of the board of directors of Primero Finanzas, S.A. de C.V. He is also chief executive officer of Servicios Administrativos Contry, S.A. de C.V. and a proprietary investing advisor and consultant in investment banking operations since January 2002. He has served as chief executive officer of Corporate Development at Grupo Financiero BBVA Bancomer, S.A. de C.V., after holding several positions in BBVA Bancomer since 1991. Furthermore, Mr. Fernández is a member of the board of directors of FEMSA, Visa Inc., Fresnillo PLC and Alfa, S.A.B. de C.V. He graduated with a degree in electric mechanical engineering from ITESM and also holds an M.B.A. from Harvard Business School.

Rafael Rangel Sostmann (70)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and member of CEMEX, S.A.B. de C.V.’s corporate practices

Name (Age)	Experience

committee since 2009 and member of CEMEX, S.A.B. de C.V.’s audit committee since 2010. Mr. Rangel Sostmann was president of ITESM from 1985 to 2011. He is also a member of the board of directors of Fundación Santos y de la Garza Evia, I.B.P., which owns Hospital San José de Monterrey. Mr. Sostmann is also a member of the following boards: UNIVERSIA (Consorcio de Universidades Iberoamericanas) SACS (Southern Association of Colleges and Schools) and Thunderbird Board of Fellows. He also served as president and chief executive officer of the Monterrey Tech Foundation from October 2011 to March 2012. He graduated with a degree in electric mechanical engineering from ITESM and also holds a masters degree in mechanical engineering from University of Wisconsin.

Board Practices

In compliance with the Mexican securities market law, which was enacted on December 28, 2005 and became effective on June 28, 2006, CEMEX, S.A.B. de C.V.’s shareholders approved, at a general extraordinary meeting of shareholders held on April 27, 2006, a proposal to amend various articles of CEMEX, S.A.B. de C.V.’s by-laws, or estatutos sociales, in order to improve our standards of corporate governance and transparency, among other matters. The amendments include outlining the fiduciary duties of the members of CEMEX, S.A.B. de C.V.’s board of directors, who are now required:

•	to perform their duties in a value-creating manner for the benefit of CEMEX without favoring a specific shareholder or group of shareholders;

•	to act diligently and in good faith by adopting informed decisions; and

•	to comply with their duty of care and loyalty, abstaining from engaging in illicit acts or activities.

The Mexican securities market law also eliminated the position of statutory examiner, whose duties of surveillance are now the responsibility of the board of directors, fulfilled through the corporate practices and the audit committees, as well as through the external auditor who audits the entity’s financial statements, each within its professional role. With its surveillance duties, CEMEX, S.A.B. de C.V.’s board of directors is no longer in charge of managing CEMEX; instead, this is the responsibility of CEMEX, S.A.B. de C.V.’s chief executive officer.

Pursuant to the Mexican securities market law and CEMEX, S.A.B. de C.V.’s by-laws, at least 25% of its directors must qualify as independent directors.

CEMEX, S.A.B. de C.V. has not entered into any service contracts with its directors that provide for benefits upon termination of employment.

The Audit Committee, the Corporate Practices Committee and the Finance Committee

The Mexican securities market law required CEMEX, S.A.B. de C.V. to create a corporate practices committee comprised entirely of independent directors, in addition to its then existing audit committee. In compliance with such requirement, in 2006 CEMEX, S.A.B. de C.V. increased the responsibilities of its audit committee and changed its name to “corporate practices and audit committee.” To further enhance the effectiveness of its corporate governance, at CEMEX, S.A.B. de C.V.’s annual shareholders meeting of April 23, 2009, CEMEX, S.A.B. de C.V.’s shareholders approved the division of this committee into two committees with different members and responsibilities, the audit committee and the corporate practices committee. In addition, at a meeting held on May 28, 2009, CEMEX, S.A.B. de C.V.’s board of directors approved the creation of the finance committee.

CEMEX, S.A.B. de C.V.’s audit committee is responsible for:

•	evaluating our internal controls and procedures, and identifying deficiencies;

•	following up with corrective and preventive measures in response to any non-compliance with our operation and accounting guidelines and policies;

•	evaluating the performance of our external auditors;

•	describing and valuing non-audit services performed by our external auditor;

•	reviewing CEMEX, S.A.B. de C.V.’s financial statements;

•	assessing the effects of any modifications to the accounting policies approved during any fiscal year;

•

overseeing measures adopted as a result of any observations made by CEMEX, S.A.B. de C.V.’s shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees; and

•	analyzing the risks identified by CEMEX, S.A.B. de C.V.’s independent auditors, accounting, internal control and process assessment areas.

CEMEX, S.A.B. de C.V.’s corporate practices committee is responsible for:

•	evaluating the hiring, firing and compensation of CEMEX, S.A.B. de C.V.’s chief executive officer;

•	reviewing the hiring and compensation policies for CEMEX, S.A.B. de C.V.’s executive officers;

•	reviewing related party transactions;

•	reviewing policies regarding use of corporate assets;

•	reviewing unusual or material transactions;

•	evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities; and

•	identifying, evaluating and following up on the operating risks affecting the company and its subsidiaries.

CEMEX, S.A.B. de C.V.’s finance committee is responsible for:

•	evaluating the company’s financial plans; and

•	reviewing the company’s financial strategy and its implementation.

Under CEMEX, S.A.B. de C.V.’s bylaws and the Mexican securities market law, all members of the corporate practices committee and the audit committee, including their presidents, are required to be independent directors. The president of the audit committee, the corporate practices committee and the finance committee shall be appointed and removed from his or her position only by the general shareholders meeting, and the rest of the members may only be removed by a resolution of the general shareholders meeting or of the board of directors.

Set forth below are the names of the members of CEMEX, S.A.B. de C.V.’s current audit committee, corporate practices committee and finance committee. The terms of the members of the committees are indefinite. José Manuel Rincón Gallardo qualifies as an “audit committee financial expert” for purposes of the Sarbanes Oxley Act of 2002. See “Item 16A—Audit Committee Financial Expert.”

Audit Committee:

Roberto Zambrano Villarreal, President	See “—Board of Directors.”
José Manuel Rincón Gallardo Purón	See “—Board of Directors.”
Rafael Rangel Sostmann	See “—Board of Directors.”

Corporate Practices Committee:

Dionisio Garza Medina, President	See “—Board of Directors.”
Bernardo Quintana Isaac	See “—Board of Directors.”
Rafael Rangel Sostmann	See “—Board of Directors.”

Finance Committee:

Rogelio Zambrano Lozano, President	See “—Board of Directors.”
Rodolfo García Muriel	See “—Board of Directors.”
Francisco Javier Fernández Carbajal	See “—Board of Directors.”
Tomás Milmo Santos	See “—Board of Directors.”

Compensation of CEMEX, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2011, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately U.S.$24.2 million. Approximately U.S.$18.3 million of this amount was paid as base compensation and approximately U.S.$5.9 million of this amount corresponds to the compensation expense of 6.6 million CPOs issued to this group during 2011 pursuant to the Restricted Stock Incentive Plan, or RSIP, described below under “—Restricted Stock Incentive Plan (RSIP).” In addition, for the year ended December 31, 2011, we set aside or accrued approximately U.S.$1.5 million to provide pension, retirement or similar benefits for all members of our board of directors, alternate members of our board of directors and senior managers, as a group.

In addition, our key executives, including our senior management, participate in a bonus plan that distributes a bonus pool based on our operating performance. This bonus is calculated and paid annually, with a portion paid in cash and another portion paid in restricted CPOs under the RSIP, according to responsibility level. During 2011, the performance bonus was approximately U.S.$14.0 million, of which approximately U.S.$7.0 million was paid in cash and approximately U.S.$7.0 million was paid in the form CPOs allocated under the RSIP.

CEMEX, Inc. ESOP

As a result of the acquisition of CEMEX, Inc. (formerly Southdown, Inc.) in November 2000, we established a stock option program for CEMEX, Inc.’s executives to purchase our ADSs. The options granted under the program have a fixed exercise price in Dollars equivalent to the average market price of one ADS during a six-month period before the grant date and have a 10-year term. Twenty-five percent of the options vested annually during the first four years after their grant date. The options are covered using shares currently owned by our subsidiaries, thus potentially increasing stockholders’ equity and the number of shares outstanding. As of December 31, 2011, options to acquire 1,265,584 ADSs remained outstanding under this program. These options have a weighted average exercise price of approximately U.S.$1.39 per CPO, or U.S.$13.90 per ADS.

The November 2001 Voluntary Exchange Program

In November 2001, we implemented a voluntary exchange program to offer participants in our then existing stock option program new options in exchange for their existing options. The new options have an escalating strike price in Dollars increasing at a 7% annual rate. As of December 31, 2011, options to acquire 2,950,479 CPOs remained outstanding under this program, with a weighted average exercise price of approximately U.S.$1.55 per CPO. As of December 31, 2011, the outstanding options under this program had a remaining tenure of approximately 1.1 years. Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.

The 2004 Voluntary Early Exercise Program

In December 2004, we offered participants in our then existing stock options programs new options, conditioned on the participants exercising and receiving the intrinsic value of their existing options. As a result of this program, we granted a total of 139,151,236 new options. The new options had an initial strike price of U.S.$7.4661 per CPO, which was U.S.$0.50 above the closing CPO market price on the date on which the old options were exercised, and which increased at a rate of 5.5% per annum. All gains from the exercise of these new options would be paid in restricted CPOs. The restrictions would be removed gradually within a period of between two and four years, depending on the exercise date.

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

On June 17, 2005, the closing CPO market price reached U.S.$8.50, and, as a result, all outstanding options subject to automatic exercise were automatically exercised and the annual payment to which holders of the remaining options were entitled was terminated. As of December 31, 2011, options to acquire 76,233,524 CPOs remained outstanding under this program, with an exercise price of approximately U.S.$2.00 per CPO and a remaining tenure of approximately 0.5 years.

For accounting purposes under IFRS, as of December 31, 2011, we accounted for the options granted under the February 2004 voluntary exchange program by means of the fair value method through earnings. See notes 2S and 20 to our consolidated financial statements included elsewhere in this annual report.

Consolidated Employee Stock Option Information

Stock options activity during 2010 and 2011, the balance of options outstanding as of December 31, 2010 and 2011 and other general information regarding our stock option programs, is presented in note 17 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2011, the following employee stock options to purchase our securities were outstanding:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CPOs (Dollars) (may be instantly cash-settled)	2,950,479	2012-2013	U.S.$	1.3-1.8
CPOs (Dollars) (receive restricted CPOs)	76,233,524	2012	U.S.$	2.0
CEMEX, Inc. ESOP	12,655,840	2012-2015	U.S.$	1.0-1.9

As of December 31, 2011, our senior management and directors held the following employee stock options to acquire our securities:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CPOs (Dollars) (receive restricted CPOs)	38,921,822	2012	U.S.$	2.0

As of December 31, 2011, our employees and former employees, other than senior management and directors, held the following employee stock options to acquire our securities:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CPOs (Dollars) (may be instantly cash-settled)	2,950,479	2012-2013	U.S.$	1.3-1.8
CPOs (Dollars) (receive restricted CPOs)	37,311,432	2012	U.S.$	2.0
CEMEX, Inc. ESOP	12,655,840	2012-2015	U.S.$	1.0-1.9

Restricted Stock Incentive Plan (RSIP)

Since January 2005, we have been changing our long-term variable compensation programs from stock option grants to restricted stock awards under a RSIP. Under the terms of the RSIP, eligible employees are allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. Before 2006, we distributed annually to a trust an amount in cash sufficient to purchase in the market, on behalf of each eligible employee, 25% of such employee’s allocated number of CPOs. During 2006, in order to reduce the volatility of our RSIP, we began to distribute annually an amount in cash sufficient to purchase 100% of the allocated CPOs for each eligible employee. Although the vesting period of the restricted CPOs and other features of the RSIP did not change as a result of this new policy, the nominal amount of annual compensation received by eligible employees increased in proportion to the additional number of CPOs received as a result of the new policy. The CPOs purchased by the trust were held in a restricted account by the trust on behalf of each employee for four years. At the end of each year during such four-year period, the restrictions lapsed with respect to 25% of the allocated CPOs and such CPOs became freely transferable and subject to withdrawal from the trust.

Starting in 2009, we made additional changes to the mechanism for granting the RSIP, but the benefits remained the same as in previous years. First, CPOs are no longer purchased in the open market, but instead CEMEX issues new CPOs to cover the RSIP. Second, CEMEX now issues the RSIP in four blocks of 25% per year. The total number of CEMEX CPOs granted during 2011 was approximately 48.9 million, of which approximately 9.6 million were related to senior management and the board of directors. In 2011, approximately 43.4 million CPOs were issued, representing the first 25% of the 2011 program, the second 25% of the 2010 program and the third 25% of the 2009 program. Of these 43.4 CPOs, approximately 6.6 million corresponded to senior management and the board of directors. See note 20 to our consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2011, we had approximately 44,104 employees worldwide, which represented a decrease of approximately 5% from December 31, 2010. We reduced our headcount by approximately 28% as a result of the implementation of our global cost-reduction program since 2007, as part of our ongoing efforts to align our company with new market conditions, lower costs and increase our efficiency.

The following table sets forth the number of our full-time employees and a breakdown of their geographic location as of December 31, 2010 and December 31, 2011:

Location	2010	2011
North America
Mexico	13,082	12,036
United States	8,910	8,391
Europe
Spain	2,595	2,228
United Kingdom	3,580	3,259
Rest of Northern Europe	9,387	9,087
South America, Central America and the Caribbean	5,318	5,681
Africa and the Middle East	2,211	2,103
Asia	1,450	1,319

Employees in Mexico have collective bargaining agreements on a plant-by-plant basis, which are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2011, more than 122 contracts with different labor unions were renewed.

Approximately 27% of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ Union of North America,

the International Brotherhood of Boilermakers, and the International Union of Operating Engineers. Collective bargaining agreements are in effect at many of our U.S. plants and have various expiration dates from January 14, 2012 through November 14, 2016.

Our Spanish union employees have collective bargaining agreements that are renewable every two to three years on a company-by-company basis. Employees in the ready-mix concrete, mortar, aggregates and transport sectors have collective bargaining agreements by sector. Executive compensation in Spain is subject to our institutional policies and influenced by the local labor market.

In the United Kingdom, our cement manufacturing and cement logistics operations have collective bargaining agreements with the Unite union. The rest of our operations in the United Kingdom are not part of collective bargaining agreements; however, there are local agreements for consultation and employee representation with Unite union, and the GMB union.

In Germany, most of our employees work under collective bargaining agreements with the Industriegewerkschaft Bauen Agrar Umwelt—IG B.A.U. union. In addition to the collective bargaining agreements, there are internal company agreements, negotiated between the workers council and the company itself.

In France, less than 5% of our employees are members of one of the five main unions. Each union is represented in our French subsidiary, mainly in Normandy, Paris, Lyon and in Southern France. All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité d’Entreprise) for periods of four years. The last elections took place in April 2010.

In Colombia, a single union represents our employees in Bucaramanga and Cúcuta. There are also collective agreements with non-union workers at the Caracolito/Ibagué cement plant, all ready-mix concrete plants and all logistics operations in Colombia. Overall, we consider our relationships with labor unions representing our employees to be satisfactory.

Share Ownership

As of March 31, 2012, our senior management and directors and their immediate families owned, collectively, approximately 2.47% of CEMEX, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of March 31, 2012, no individual director or member of our senior management beneficially owned one percent or more of any class of CEMEX, S.A.B. de C.V.’s outstanding capital stock.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

Based upon information contained in a statement on Schedule 13G filed with the SEC on February 14, 2012, as of December 31, 2011, Citigroup Inc., beneficially owned 25,237,889 ADSs and 301,114,524 CPOs, representing a total 553,493,417 CPOs or approximately 5.3% of CEMEX, S.A.B. de C.V.’s then outstanding capital stock. Citigroup Inc. does not have voting rights different from our other non-Mexican holders of CPOs.

Based upon information contained in a statement on Schedule 13G filed with the SEC on February 9, 2012, as of January 31, 2012, Southeastern Asset Management, Inc., an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 192,563,248 ADSs and 43,014,887 CPOs, representing a total of 1,968,647,367 CPOs or approximately 18.2% of CEMEX, S.A.B. de C.V.’s then outstanding capital stock. According to SEC filings, Southeastern Asset Management, Inc. decreased its shareholding from 11.9 % of CEMEX, S.A.B. de C.V.’s then outstanding capital stock as of December 31, 2008 to 11.2 % as of December 31, 2009, increased its shareholding to 13.7 % as of December 31, 2010, and increased its shareholding to 18.4 % as of December 31, 2011. Southeastern Asset Management, Inc. does not have voting rights different from our other non-Mexican holders of CPOs.

Based upon information contained in a statement on Schedule 13G filed with the SEC on February 12, 2012, as of December 31, 2011, Dodge & Cox, an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 71,084,092 ADSs, representing 710,840,920 CPOs or approximately 6.8% of CEMEX, S.A.B. de C.V.’s then outstanding capital stock. Dodge & Cox does not have voting rights different from our other non-Mexican holders of CPOs.

Other than Citigroup Inc., Southeastern Asset Management, Inc., Dodge & Cox and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of CEMEX, S.A.B. de C.V.’s voting securities.

As of March 31, 2012, CEMEX, S.A.B. de C.V.’s outstanding capital stock consisted of 21,778,052,236 Series A shares and 10,889,026,118 Series B shares, in each case including shares held by our subsidiaries.

As of March 31, 2012, a total of 21,317,202,482 Series A shares and 10,658,601,241 Series B shares were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders’ meeting, the A shares held in the CPO trust are voted as expressed by the shareholders representing the majority of the capital stock entitled to vote.

As of March 31, 2012, through CEMEX, S.A.B. de C.V.’s subsidiaries, we owned approximately 18,028,276 CPOs, representing approximately 0.2% of CEMEX, S.A.B. de C.V.’s outstanding CPOs and approximately 0.2% of CEMEX, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. CEMEX, S.A.B. de C.V.’s voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

CEMEX, S.A.B. de C.V.’s provide that its board of directors must authorize in advance any transfer of voting shares of its capital stock that would result in any person’s, or group’s acting in concert, becoming a holder of 2% or more of CEMEX, S.A.B. de C.V.’s voting shares.

Mexican securities regulations provide that our majority-owned subsidiaries may neither directly or indirectly invest in CEMEX, S.A.B. de C.V.’s CPOs nor other securities representing CEMEX, S.A.B. de C.V.’s capital stock. The Mexican securities authority could require any disposition of the CPOs or of other securities representing our capital stock so owned and/or impose fines on us if it were to determine that the ownership of our CPOs or of other securities representing CEMEX, S.A.B. de C.V.’s capital stock by CEMEX, S.A.B. de C.V.’s subsidiaries, in most cases, negatively affects the interests of CEMEX, S.A.B. de C.V.’s shareholders. Notwithstanding the foregoing, the exercise of all rights pertaining to our CPOs or to other securities representing our capital stock in accordance with the instructions of CEMEX, S.A.B. de C.V.’s subsidiaries does not violate any provisions of CEMEX, S.A.B. de C.V.’s bylaws or the bylaws of its subsidiaries. The holders of these CPOs or of other securities representing CEMEX, S.A.B. de C.V.’s capital stock are entitled to exercise the same rights relating to their CPOs or their other securities representing CEMEX, S.A.B. de C.V.’s capital stock, including all voting rights, as any other holder of the same series.

As of March 31, 2012, we had 79,017 ADS holders of record in the United States, holding approximately 50.41% of CEMEX, S.A.B. de C.V.’s outstanding CPOs as of such date.

On April 27, 2006, CEMEX, S.A.B. de C.V.’s shareholders approved a stock split, which occurred on July 17, 2006. In connection with the stock split, each of CEMEX, S.A.B. de C.V. existing series A shares was surrendered in exchange for two new series A shares, and each of CEMEX, S.A.B. de C.V.’s existing series B shares was surrendered in exchange for two new series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of CEMEX, S.A.B. de C.V.’s existing CPOs, with each new CPO representing two new series A shares and one new series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, distributed one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs did not change as a result of the stock split; each ADS represents ten new CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders did not change as a result of the stock split. The financial data set forth in this annual report have been adjusted to give effect to the stock split.

Related Party Transactions

Bernardo Quintana Isaac, a member of CEMEX, S.A.B. de C.V.’s board of directors, is also chairman of the board of directors of Grupo ICA, S.A.B. de C.V., or Grupo ICA, a large Mexican construction company. In the ordinary course of business, we extend financing to Grupo ICA for varying amounts at market rates, as we do for our other customers.

Francisco Javier Fernández Carbajal, a member of CEMEX, S.A.B. de C.V.’s board of directors, is also a member of the board of directors of FEMSA, a large multinational beverage company. In addition, José Antonio Fernández Carbajal, the brother of Francisco Javier Fernández Carbajal, is the president and chief executive officer of FEMSA. In the ordinary course of business, we pay and receive various amounts to and from FEMSA for products and services for varying amounts on market terms.

On April 12, 2011, Juan Pablo San Agustín Rubio was appointed to the role of executive vice president for strategic planning and business development, which is part of our senior management. In 2007, in compliance with our then applicable policies, we extended a loan to Mr. San Agustín Rubio for the construction of a house. As of the date of this annual report the loan has been repaid in full. The loan bore interest at an annual rate of 1.2% and the largest amount outstanding from January 1, 2011 until it was repaid was approximately €275,000.

Except as disclosed in the preceding paragraph, during 2011 and as of April 1, 2012, we did not have any other outstanding loans to any of our directors or members of senior management.

Item 8—Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18—Financial Statements” and “Index to Consolidated Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend is made by CEMEX, S.A.B. de C.V.’s shareholders at a general ordinary meeting. Any dividend declaration is usually based upon the recommendation of CEMEX, S.A.B. de C.V.’s board of directors. However, CEMEX, S.A.B. de C.V.’s shareholders are not obligated to approve the board’s recommendation. CEMEX, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by CEMEX, S.A.B. de C.V.’s shareholders and after all losses have been paid for, a legal reserve equal to 5% of its paid-in capital has been created and CEMEX, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. According to Mexican tax laws, all shareholders, excluding Mexican corporations, that receive a dividend in cash or in any other form are subject to a withholding tax. See “Item 10—Additional Information—Taxation—Mexican Tax Considerations.” Since CEMEX, S.A.B. de C.V. conducts its operations through its subsidiaries, it has no significant assets of its own except for its investments in those subsidiaries. Consequently, CEMEX, S.A.B. de C.V.’s ability to pay dividends to its shareholders is dependent upon its ability to receive funds from its subsidiaries in the form of dividends, management fees, or otherwise. The Financing Agreement effectively prohibits CEMEX, S.A.B. de C.V. from declaring and paying cash dividends or making other cash distributions to its shareholders. See “Item 3—Key Information—Risk Factors—CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.”

The recommendation of CEMEX, S.A.B. de C.V.’s board of directors as to whether to pay and the amount of any annual dividends has been and will continue to be, in absence of contractual restrictions to pay or declare dividends, based upon, among other things, earnings, cash flow, capital requirements, contractual restrictions, and our financial condition and other relevant factors.

Owners of ADSs on the applicable record date will be entitled to receive any dividends payable in respect of the A shares and the B shares underlying the CPOs represented by those ADSs; however, as permitted by the deposit agreement pursuant to which CEMEX, S.A.B. de C.V.’s ADSs are issued, CEMEX, S.A.B. de C.V. may instruct the ADS depositary not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs, as it did in connection with the dividend for the 2007 fiscal year, as described below. The ADS depositary will fix a record date for the holders of ADSs in respect of each dividend distribution. Unless otherwise stated, the ADS depositary has agreed to convert cash dividends received by it in respect of the A shares and the B shares underlying the CPOs represented by ADSs from Pesos into Dollars and, after deduction or after payment of expenses of the ADS depositary, to pay those dividends to holders of ADSs in Dollars. CEMEX, S.A.B. de C.V. cannot assure holders of its ADSs that the ADS depositary will be able to convert dividends received in Pesos into Dollars.

The following table sets forth the amounts of annual cash dividends paid in Pesos, on a per and per CPO share basis, and a convenience translation of those amounts into Dollars based on the CEMEX accounting rate as of December 31, 2011:

Dividends Per Share
Fiscal Year	Constant Pesos	Dollars
2007	0.29	0.30
2008	N/A	N/A
2009	N/A	N/A
2010	N/A	N/A
2011	N/A	N/A

Dividends declared at each year’s annual shareholders’ meeting are in respect of dividends for the preceding year. In 2008, CEMEX, S.A.B. de C.V.’s board of directors proposed, and CEMEX, S.A.B. de C.V.’s shareholders approved, a dividend proposal, whereby CEMEX, S.A.B. de C.V.’s shareholders had a choice between stock dividends or cash dividends declared in respect of the 2007 fiscal year, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. As a result of the dividend elections made by shareholders in 2008, with respect to the 2007 fiscal year, Ps214 million was paid in cash and approximately 284 million additional CPOs were issued.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2008. At CEMEX, S.A.B. de C.V.’s 2008 annual shareholders’ meeting, held on April 23, 2009, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 334 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2009. At CEMEX, S.A.B. de C.V.’s 2009 annual shareholders’ meeting, held on April 29, 2010, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 384 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADS held. There was no cash distribution and no entitlement to fractional shares.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2010. At CEMEX, S.A.B. de C.V.’s 2010 annual shareholders’ meeting, held on February 24, 2011, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held, and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2011. At CEMEX, S.A.B. de C.V.’s 2011 annual shareholders’ meeting, held on February 23, 2012, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 418.7 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held, and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

Significant Changes

Except as described herein, no significant change has occurred since the date of our consolidated financial statements included elsewhere in this annual report.

Item 9—Offer and Listing

Market Price Information

CEMEX, S.A.B. de C.V.’s CPOs are listed on the Mexican Stock Exchange and trade under the symbol “CEMEX.CPO.” CEMEX, S.A.B. de C.V.’s ADSs, each of which currently represents ten CPOs, are listed on the New York Stock Exchange (“NYSE”) and trade under the symbol “CX.” The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for CPOs on the Mexican Stock Exchange and the high and low sales prices in Dollars for ADSs on the NYSE.

	CPOs(1)		ADSs
Calendar Period	High	Low	High	Low
Yearly
2007	44.50	27.23	41.34	24.81
2008	33.80	5.55	32.61	4.01
2009	19.19	6.16	14.58	3.94
2010	16.16	9.59	12.60	7.46
2011	13.60	3.25	11.15	2.27
Quarterly
2010
First quarter	16.16	11.72	12.58	8.83
Second quarter	15.30	12.45	12.60	9.61
Third quarter	12.82	9.83	10.10	7.46
Fourth quarter	13.49	9.59	10.94	7.65
2011
First quarter	13.60	10.13	11.15	8.35
Second quarter	10.96	8.99	9.28	7.55
Third quarter	10.14	4.36	8.70	3.33
Fourth quarter	7.70	3.25	5.61	2.27
2012
First quarter	11.05	7.25	8.67	5.30
Monthly
2011-2012
October	6.05	3.25	4.65	2.27
November	6.55	4.90	4.93	3.45
December	7.70	6.20	5.61	4.50
January	9.31	7.25	6.96	5.30
February	11.05	8.83	8.67	6.84
March	10.36	9.43	8.21	7.38
April(2)	9.99	8.70	7.88	6.52

Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1)	As of December 31, 2011, approximately 99.8% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.
(2)	CPO and ADS prices are through April 26, 2012.

On April 26, 2012, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps9.44 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$7.16 per ADS.

Item 10—Additional Information

Articles of Association and By-laws

General

Pursuant to the requirements of Mexican corporations law, CEMEX, S.A.B. de C.V.’s articles of association and by-laws (estatutos sociales), have been registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, N.L., Mexico, under entry number 21, since June 11, 1920.

CEMEX, S.A.B. de C.V. is a holding company engaged, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. CEMEX, S.A.B. de C.V.’s objectives and purposes can be found in article 2 of CEMEX, S.A.B. de C.V.’s by-laws.

CEMEX, S.A.B. de C.V. has two series of common stock, the Series A common stock, with no par value, or A shares, which can only be owned by Mexican nationals, and the Series B common stock, with no par value, or B shares, which can be owned by both Mexican and non-Mexican nationals. CEMEX, S.A.B. de C.V.’s by-laws state that the A shares may not be held by non-Mexican individuals, corporations, groups, units, trusts, associations or governments that are foreign or have participation by foreign governments or their agencies. CEMEX, S.A.B. de C.V.’s by-laws also state that the A shares shall at all times account for a minimum of 64% of CEMEX, S.A.B. de C.V.’s total outstanding voting stock and that the B shares shall at all times account for a minimum of 36% of CEMEX, S.A.B. de C.V.’s total outstanding voting stock. Other than as described herein, holders of the A shares and the B shares have the same rights and obligations.

In 1994, CEMEX, S.A.B. de C.V. changed from a fixed capital corporation to a variable capital corporation in accordance with Mexican corporation law. As a result, CEMEX, S.A.B. de C.V. established a fixed capital account and a variable capital account and issued one share of variable capital stock of the same series for each eight shares of fixed capital stock held by any shareholder. Each of our fixed and variable capital accounts is comprised of A shares and B shares. Under the Mexican securities market law and CEMEX, S.A.B. de C.V.’s by-laws, holders of shares representing variable capital are not entitled to withdraw those shares.

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

On September 15, 1999, CEMEX, S.A.B. de C.V.’s shareholders approved a stock split, and for every one of CEMEX, S.A.B. de C.V.’s shares of any series CEMEX, S.A.B. de C.V. issued two Series A shares and one Series B share. Concurrently with this stock split, CEMEX, S.A.B. de C.V. also consummated an exchange offer to exchange new CPOs and new ADSs representing the new CPOs for CEMEX, S.A.B. de C.V.’s then existing A shares, B shares and ADSs, and converted CEMEX, S.A.B. de C.V.’s then existing CPOs into the new CPOs.

On June 1, 2001, the Mexican securities market law was amended, among other, to increase the protection granted to minority shareholders of Mexican listed companies and to commence bringing corporate governance procedures of Mexican listed companies in line with international standards.

On February 6, 2002, the Mexican securities authority (Comisión Nacional Bancaria y de Valores) issued an official communication authorizing the amendment of CEMEX, S.A.B. de C.V.’s by-laws to incorporate additional provisions to comply with the then new provisions of the Mexican securities market law. Following approval from CEMEX, S.A.B. de C.V.’s shareholders at the 2002 annual shareholders’ meeting, CEMEX, S.A.B. de C.V. amended and restated its by-laws to incorporate these additional provisions, which consist of, among other things, protective measures to prevent share acquisitions, hostile takeovers, and direct or indirect changes of control. As a result of the amendment and restatement of CEMEX, S.A.B. de C.V.’s by-laws, the expiration of CEMEX, S.A.B. de C.V.’s corporate term of existence was extended from 2019 to 2100.

On March 19, 2003, the Mexican securities authority issued new regulations designed to (i) further implement minority rights granted to shareholders by the Mexican securities market law and (ii) simplify and consolidate in a single document provisions relating to securities offerings and periodic reports by Mexican-listed companies.

On April 24, 2003, CEMEX, S.A.B. de C.V.’s shareholders approved changes to its by-laws, incorporating additional provisions and removing some restrictions. The changes that are still in force are as follows:

•	The limitation on CEMEX, S.A.B. de C.V.’s variable capital was removed. Formerly, CEMEX, S.A.B. de C.V.’s variable capital was limited to ten times CEMEX, S.A.B. de C.V.’s minimum fixed capital.

•

Increases and decreases in CEMEX, S.A.B. de C.V.’s variable capital now require the notarization of the minutes of the ordinary general shareholders’ meeting that authorize such increase or decrease, as well as the filing of these minutes with the Mexican National Securities Registry (Registro Nacional de Valores), except when such increase or decrease results from (i) shareholders exercising their redemption rights or (ii) stock repurchases.

•

The cancellation of registration of our shares in the Securities Section of the Mexican National Securities Registry now involves an amended procedure, which is described below under “—Repurchase Obligation.” In addition, any amendments to the article containing these provisions no longer require the consent of the Mexican securities authority and 95% approval by shareholders entitled to vote.

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

Under the new Mexican securities market law, CEMEX, S.A.B. de C.V. was required to adopt specific amendments to its by-laws within 180 days of the effective date of the new law. Following approval from CEMEX, S.A.B. de C.V.’s shareholders at its 2005 annual shareholders’ meeting held on April 27, 2006, CEMEX, S.A.B. de C.V. amended and restated its by-laws to incorporate these amendments. The amendments to CEMEX, S.A.B. de C.V.’s by-laws became effective on July 3, 2006. The most significant of these amendments were as follows:

•	The change of its corporate name from CEMEX, S.A. de C.V. to CEMEX, S.A.B. de C.V., which means that it is now called a publicly traded company (sociedad anónima bursátil or S.A.B.).

•	The creation of a corporate practices committee, which is a new committee of CEMEX, S.A.B. de C.V.’s board of directors and which is comprised exclusively of independent directors.

•

The elimination of the position of statutory examiner (comisario) and the assumption of its responsibilities by the board of directors through the audit committee and the new corporate practices committee, as well as through the external auditor who audits CEMEX, S.A.B. de C.V.’s financial statements, each within its professional role.

•	The express attribution of certain duties (such as the duty of loyalty and the duty of care) and liabilities on members of the board of directors as well as on certain senior executive officers.

•	The implementation of a mechanism for claims of a breach of a director’s or officer’s duties, to be brought by us or by holders of 5% or more of CEMEX, S.A.B. de C.V.’s shares.

•

The chief executive officer is now the person in charge of managing the company; previously, this was the duty of the board of directors. The board of directors now supervises the chief executive officer.

•	Shareholders are given the right to enter into certain agreements with other shareholders.

At a general extraordinary meeting of shareholders held on April 28, 2005, CEMEX, S.A.B. de C.V.’s shareholders approved a two-for-one stock split, which became effective on July 1, 2005. In connection with this stock split, each of CEMEX, S.A.B. de C.V.’s existing Series A shares was surrendered in exchange for two new Series A shares, and each of CEMEX, S.A.B. de C.V.’s existing Series B shares was surrendered in exchange for two new Series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which CEMEX, S.A.B. de C.V.’s CPOs are issued to provide for the substitution of two new CPOs for each of CEMEX, S.A.B. de C.V.’s existing CPOs, with each new CPO representing two new Series A shares and one new Series B share. The number of CEMEX, S.A.B. de C.V.’s existing ADSs did not change as a result of the stock split. Instead, the ratio of CPOs to ADSs was modified so that each existing ADS represented ten new CPOs following the stock split and the CPO trust amendment.

At the 2005 annual shareholders’ meeting held on April 27, 2006, CEMEX, S.A.B. de C.V.’s shareholders approved a new stock split, which became effective on July 17, 2006. In connection with this new two-for-one stock split, each of its existing Series A shares was surrendered in exchange for two new Series A shares, and each of its existing Series B shares was surrendered in exchange for two new Series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which CEMEX, S.A.B. de C.V.’s CPOs are issued to provide for the substitution of two new CPOs for each of its existing CPOs, with each new CPO representing two new Series A shares and one new Series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, distributed one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs did not change as a result of the stock split; each ADS continued to represent ten CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders did not change as a result of this stock split.

On September 4, 2009, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds within a period of 24 months. On September 28, 2009, CEMEX, S.A.B. de C.V. sold a total of 1,495,000,000 CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1,782 billion in net proceeds. On November 11, 2009, CEMEX, S.A.B. de C.V. launched an exchange offer in México, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs, in order to exchange such CBs for the Mandatory Convertible Notes. Pursuant to the exchange offer, on December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$334 million at the Peso/Dollar CX accounting rate on December 31, 2010) in Mandatory Convertible Notes in exchange for CBs. On March 30, 2010, CEMEX, S.A.B. de C.V.’s closed the offering of U.S.$715 million of its 4.875% Convertible Subordinated Notes due 2015.

On February 24, 2011, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 6 billion shares (equivalent to 2 billion CPOs or 200 million ADSs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds and, until then, these shares will be kept in our treasury. In addition, on February 24, 2011, CEMEX, S.A.B. de C.V. held its annual shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 60 million shares (equivalent to 20 million CPOs or 2 million ADSs). These shares will be kept in CEMEX, S.A.B. de C.V.’s treasury and will be used to preserve the rights of note holders pursuant to the issuance of convertible notes.

As of December 31, 2011, CEMEX, S.A.B. de C.V.’s common stock was represented as follows:

	2011
Shares(1)	Series A(2)	Series B(3)
Subscribed and paid shares	20,939,727,526	10,469,863,763
Unissued shares authorized for stock compensation programs	250,782,926	125,391,463
Shares that guarantee the issuance of convertible securities(4)	5,932,438,520	2,966,219,260
Shares authorized for the issuance of stock or convertible securities(5)	7,561,480	3,780,740
	27,130,510,452	13,565,255,226

(1)	As of December 31, 2011, 13,068,000,000 shares correspond to the fixed portion, and 27,627,765,678 shares correspond to the variable portion.
(2)	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
(3)	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
(4)	Shares that guarantee the conversion of the Mandatory Convertible Notes and the 2010 and 2011 Optional Convertible Subordinated Notes.
(5)	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On February 23, 2012, CEMEX, S.A.B. de C.V. held its annual shareholders’ meeting in which its shareholders approved, among other items, (i) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock of up to 1,256,383,653 shares (equivalent to approximately 418.7 million CPOs or 41,879,455 ADSs) paid with a charge to retained earnings, (ii) an increase in the variable portion of our capital stock through the issuance of up to 345,000,000 shares (equivalent to 115 million CPOs or 1,150,000 ADSs), such shares to be kept in CEMEX, S.A.B. de C.V.’s treasury and to be used to preserve the rights of note holders pursuant to our outstanding Mandatory Convertible Notes and the 2010 and 2011 Optional Convertible Subordinated Notes., (iii) the cancellation of 5,122,614 treasury shares, which were not subject to public offer or convertible notes issuance in the 24 months period authorized by the extraordinary shareholders meeting dated September 4, 2009, and (iv) another increase in the variable portion of our capital stock through the issuance of up to 1,500,000,000 shares (equivalent to 500 million CPOs or 50 million ADSs) to be kept in CEMEX, S.A.B. de C.V.’s treasury and used to be subscribed and paid pursuant to the terms and conditions of the CEMEX, S.A.B. de C.V.’s variable compensation stock programs, without entailing the preemptive right for shareholders.

CEMEX, S.A.B. de C.V. did not declare a cash dividend for fiscal year 2008. At CEMEX, S.A.B. de C.V.’s 2008 annual shareholders’ meeting, held on April 23, 2009, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 334 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2009. At CEMEX, S.A.B. de C.V.’s 2009 annual shareholders’ meeting, held on April 29, 2010, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 384 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADS held. There was no cash distribution and no entitlement to fractional shares.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2010. At CEMEX, S.A.B. de C.V.’s 2010 annual shareholders’ meeting, held on February 24, 2011, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held, and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2011. At CEMEX, S.A.B. de C.V.’s 2011 annual shareholders’ meeting, held on February 23, 2012, CEMEX, S.A.B. de C.V. shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 418.7 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held, and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

Changes in Capital Stock and Preemptive Rights

Subject to certain exceptions referred below, CEMEX, S.A.B. de C.V.’s by-laws allow for a decrease or increase in its capital stock if it is approved by its shareholders at a shareholders’ meeting. Additional shares of CEMEX, S.A.B. de C.V.’s capital stock, having no voting rights or limited voting rights, are authorized by its by-laws and may be issued upon the approval of its shareholders at a shareholders’ meeting, with the prior approval of the Mexican securities authority.

CEMEX, S.A.B. de C.V.’s by-laws provide that, subject to certain exceptions, shareholders have preemptive rights with respect to the class and in proportion to the number of shares of our capital stock they hold, in connection with any capital increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be. Subject to certain requirements: (i) under article 53 of the Mexican securities market law, this preemptive right to subscribe is not applicable to increases of CEMEX, S.A.B. de C.V.’s capital through public offers; and (ii) under article 210 bis of the General Law of Negotiable Instruments and Credit Operations (Ley General de Titulos y Operaciones de Credito), this preemptive right to subscribe is not applicable when issuing shares under convertible notes. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and CEMEX, S.A.B. de C.V.’s by-laws and applicable law provide that this period must be 15 days following the publication of the notice of the capital increase in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León) or any major newspaper published and distributed in the City of Monterrey, Nuevo León, México.

Holders of ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights. See “Item 3—Key Information—Risk Factors—Preemptive rights may be unavailable to ADS holders.”

Pursuant to the CEMEX, S.A.B. de C.V. by-laws, significant acquisitions of shares of CEMEX, S.A.B. de C.V.’s capital stock and changes of control of CEMEX, S.A.B. de C.V. require prior approval from CEMEX, S.A.B. de C.V.’s board of directors. CEMEX, S.A.B. de C.V.’s board of directors must authorize in advance any transfer of, or creation of any encumbrance or lien on, voting shares of CEMEX, S.A.B. de C.V.’s capital stock that would result in any person or group becoming a holder of 2% of more of CEMEX, S.A.B. de C.V.’s shares. The CEMEX, S.A.B. de C.V. board of directors shall consider the following when determining whether to authorize such transfer of voting shares: a) the type of investors involved; b) whether the acquisition would result in the potential acquirer exercising a significant influence or being able to obtain control; c) whether all applicable rules and CEMEX, S.A.B. de C.V.’s by-laws have been observed by the potential acquirer; d) whether the potential acquirers are our competitors and whether there is a risk of affecting market competition, or the potential acquirers could have access to confidential and privileged information; e) the morality and economic solvency of the potential acquirers; f) the protection of minority rights and the rights of our employees; and g) whether an adequate base of investors would be maintained. If the CEMEX, S.A.B. de C.V. board of directors denies the authorization, or the requirements established in CEMEX, S.A.B. de C.V.’s by-laws are not complied with, the persons involved in the transfer shall not be entitled to exercise the voting rights corresponding to the transferred shares, and such shares shall not be taken into account for the determination of the quorums of attendance and voting at shareholders’ meetings, nor shall the transfers be recorded in our share registry and the registry undertaken by S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., or Indeval, the Mexican securities depositary, shall not have any effect.

Any acquisition of shares of CEMEX, S.A.B. de C.V.’s capital stock representing 30% or more of its capital stock by a person or group of persons requires prior approval from CEMEX, S.A.B. de C.V.’s board of directors and, in the event approval is granted, the acquirer has an obligation to make a public offer to purchase all of the outstanding shares of CEMEX, S.A.B. de C.V.’s capital stock. In the event the requirements for significant acquisitions of shares of CEMEX, S.A.B. de C.V.’s capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, CEMEX, S.A.B. de C.V. will not record such persons as holders of such shares in its share registry, and the registry undertaken by the Indeval shall not have any effect.

CEMEX, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of the CEMEX, S.A.B. de C.V. board of directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing CEMEX, S.A.B. de C.V. within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of CEMEX, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended) of 20% or more in voting power of the outstanding voting stock of CEMEX, S.A.B. de C.V., a change of control will be deemed to have occurred under the Financing Agreement and other debt agreements of CEMEX; provided that the acquisition of beneficial ownership of capital stock of CEMEX, S.A.B. de C.V. by Lorenzo H. Zambrano or any member of his immediate family shall not constitute a change of control as described herein.

CEMEX, S.A.B. de C.V. is required to maintain a share registry that records the names, nationalities and domiciles of all significant shareholders, and any shareholder that meets or exceeds these thresholds must be recorded in this registry if such shareholder is to be recognized or represented at any shareholders’ meeting. If a shareholder fails to inform CEMEX, S.A.B. de C.V. of its shareholdings reaching a threshold as described above, we will not record the transactions that cause such threshold to be met or exceeded in CEMEX, S.A.B. de C.V.’s share registry, and such transaction will have no legal effect and will not be binding on us.

CEMEX, S.A.B. de C.V.’s by-laws also require that its shareholders comply with legal provisions regarding acquisitions of securities and certain shareholders’ agreements that require disclosure to the public.

Repurchase Obligation

In accordance with Mexican securities regulations, CEMEX, S.A.B. de C.V. is obligated to make a public offer for the purchase of stock to its shareholders if CEMEX, S.A.B. de C.V.’s registration with the Mexican securities registry is canceled, either by resolution of its shareholders or by an order of the Mexican securities authority. The minimum price at which we must purchase the stock is the higher of:

•

the weighted average price per share based on the weighted average trading price of CEMEX, S.A.B. de C.V.’s CPOs on the Mexican Stock Exchange during the latest period of 30 trading days preceding the date of the offer, for a period not to exceed six months; or

•	the book value per share, as reflected in the last quarterly report filed with the Mexican securities authority and the Mexican Stock Exchange before the date of the offer.

CEMEX, S.A.B. de C.V.’s board of directors shall prepare and disclose to the public through the Mexican Stock Exchange, within ten business days after the day the public offer begins, and after consulting the corporate practices committee, its opinion regarding the price of the offer and any conflicts of interests that each of its members may have regarding such offer. This opinion may be accompanied by an additional opinion issued by an independent expert that we may hire.

Following the cancellation of CEMEX, S.A.B. de C.V.’s registration with the Mexican securities registry, it must place in a trust set up for that purpose for a six-month period an amount equal to that required to purchase the remaining shares held by investors who did not participate in the offer.

Shareholders’ Meetings and Voting Rights

Shareholders’ meetings may be called by:

•	CEMEX, S.A.B. de C.V.’s board of directors or the corporate practices committee or the audit committee;

•

shareholders representing at least 10% of outstanding and fully paid shares, by requesting that it to the chairman of CEMEX, S.A.B. de C.V.’s board of directors or CEMEX, S.A.B. de C.V.’s corporate practices committee and audit committee;

•

any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the Mexican corporations law have not been dealt with, or (ii) when, for any reason, the required quorum for valid sessions of the corporate practices committee and audit committee was not reached and the board of directors failed to make the appropriate provisional appointments; or

•

a Mexican court of competent jurisdiction, in the event CEMEX, S.A.B. de C.V.’s board of directors or the corporate practices committee and audit committee do not comply with the valid shareholders’ request described above.

Notice of shareholders’ meetings must be published in the official gazette for the State of Nuevo León, Mexico or any major newspaper published and distributed in the City of Monterrey, Nuevo León, Mexico. The notice must be published at least 15 days prior to the date of any shareholders’ meeting. Consistent with Mexican law, CEMEX, S.A.B. de C.V.’s by-laws further require that all information and documents relating to the shareholders’ meeting be available to shareholders from the date the notice of the meeting is published.

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

An annual general ordinary shareholders’ meeting must be held during the first four months after the end of each of CEMEX, S.A.B. de C.V.’s fiscal year to consider the approval of a report of its board of directors regarding CEMEX, S.A.B. de C.V.’s performance and its financial statements for the preceding fiscal year and to determine the allocation of profits from the preceding year. In addition, CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting must:

•	review the annual reports of CEMEX, S.A.B. de C.V.’ corporate practices committee and audit committee, its chief executive officer, and its board of directors;

•	elect, remove, or substitute the members of CEMEX, S.A.B. de C.V.’s board of directors;

•	determine the level of independence of the members of CEMEX, S.A.B. de C.V.’s board of directors;

•	elect or remove the chairman of CEMEX, S.A.B. de C.V.’s audit and corporate practices committees;

•	approve any transaction that represents 20% or more of CEMEX, S.A.B. de C.V. consolidated assets; and

•	resolve any issues not reserved for extraordinary shareholders’ meetings.

A general extraordinary shareholders’ meeting may be called at any time to deal with any of the matters specified by Article 182 of the Mexican corporations law, which include, among other things:

•	extending CEMEX, S.A.B. de C.V.’s corporate existence;

•	CEMEX, S.A.B. de C.V.’s voluntary dissolution;

•	increasing or reducing CEMEX, S.A.B. de C.V.’s fixed capital stock;

•	changing CEMEX, S.A.B. de C.V.’s corporate purpose;

•	changing CEMEX, S.A.B. de C.V.’s country of incorporation;

•	changing CEMEX, S.A.B. de C.V.’s form of organization;

•	a proposed merger;

•	issuing preferred shares;

•	redeeming CEMEX, S.A.B. de C.V.’s own shares;

•	any amendment to CEMEX, S.A.B. de C.V.’s by-laws; and

•	any other matter for which a special quorum is required by law or by CEMEX, S.A.B. de C.V.’s by-laws.

In order to vote at a meeting of shareholders, shareholders must (i) appear on the list that Indeval and the Indeval participants holding shares on behalf of the shareholders prepare prior to the meeting or must deposit prior to that meeting, or (ii) prior to the meeting, deposit the certificates representing their shares at CEMEX, S.A.B. de C.V.’s offices or in a Mexican credit institution or brokerage house that operates in accordance with applicable laws in Mexico. The certificate of deposit with respect to the share certificates must be presented to CEMEX, S.A.B. de C.V.’s company secretary at least 48 hours before a meeting of shareholders. CEMEX, S.A.B. de C.V.’s company secretary verifies that the person in whose favor any certificate of deposit was issued is named in CEMEX, S.A.B. de C.V.’s share registry and issues an admission pass authorizing that person’s attendance at the meeting of shareholders.

CEMEX, S.A.B. de C.V.’s by-laws provide that a shareholder may only be represented by proxy in a shareholders’ meeting with a duly completed form provided by CEMEX, S.A.B. de C.V. authorizing the proxy’s presence. In addition, CEMEX, S.A.B. de C.V.’s by-laws require that the secretary acting at the shareholders’ meeting publicly affirm the compliance by all proxies with this requirement. A shareholders’ resolution is required to take action on any matter presented at a shareholders’ meeting.

At an ordinary meeting of shareholders, the affirmative vote of the holders of a majority of the shares present at the meeting is required to adopt a shareholders’ resolution. At an extraordinary meeting of shareholders, the affirmative vote of at least 50% of the capital stock is required to adopt a shareholders’ resolution, except that when amending Article 7 (with respect to measures limiting shareholding ownership), Article 10 (relating to the register of shares and significant participations) or Article 22 (specifying the impediments to being appointed a member of CEMEX, S.A.B. de C.V.’s board of directors) of CEMEX, S.A.B. de C.V.’s by-laws, the affirmative vote of at least 75% of the voting stock is needed.

The attendance quorum for a general ordinary meeting of shareholders upon the first call, is 50% of CEMEX, S.A.B. de C.V.’s outstanding and fully paid shares, and for the second call is any number of CEMEX, S.A.B. de C.V.’s outstanding and fully paid shares. If the quorum is not met upon the first call, a subsequent meeting may be called and the quorum for the second ordinary meeting is any number of CEMEX, S.A.B. de C.V.’s outstanding and fully paid shares represented at the meeting. The attendance quorum for the extraordinary shareholders’ meeting upon the first call, is 75% of CEMEX, S.A.B. de C.V.’s outstanding and fully paid shares, upon the second and subsequent calls is 50% of CEMEX, S.A.B. de C.V.’s outstanding and fully paid shares.

Rights of Minority Shareholders

At CEMEX, S.A.B. de C.V.’s annual general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of its voting stock has the right to appoint or remove one member of CEMEX, S.A.B. de C.V.’s board of directors, in addition to the directors appointed by the majority. Such appointment may only be revoked by other shareholders when the appointment of all other directors is also revoked.

CEMEX, S.A.B. de C.V.’s by-laws provide that holders of at least 10% of its capital stock are entitled to demand the postponement of the voting on any resolution of which they deem they have not been sufficiently informed.

Under Mexican law, holders of at least 20% of CEMEX, S.A.B. de C.V.’s outstanding capital stock entitled to vote on a particular matter may oppose any resolution at a shareholders’ meeting, by filing a petition for a court order to suspend the resolution temporarily with a court of law within 15 days after the adjournment of the meeting at which that action was taken and showing that the challenged action violates Mexican law or CEMEX, S.A.B. de C.V.’s by-laws and provided the opposing shareholders deliver a bond to the court to secure payment of any damages that we suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholders. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

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

Under CEMEX, S.A.B. de C.V.’s by-laws, shareholders representing 5% or more of its outstanding capital stock may initiate actions exclusively on behalf of CEMEX, S.A.B. de C.V. against members of its board of directors, its corporate practices committee and audit committee, its chief executive officer, or any relevant executives, for breach of their duty of care or duty of loyalty to shareholders or for committing illicit acts or activities. The only requirement is that the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs. Actions initiated on these grounds have a five-year statute of limitations.

Any recovery of damages with respect to these actions will be for our benefit and not that of the shareholders bringing the action.

Registration and Transfer

CEMEX, S.A.B. de C.V.’s common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Shareholders who have not deposited their shares into the CPO trust may hold their shares in the form of physical certificates or through institutions that have accounts with Indeval. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. CEMEX, S.A.B. de C.V. maintains a stock registry, and, in accordance with Mexican law, only those holders listed in CEMEX, S.A.B. de C.V.’s stock registry and those holding certificates issued by Indeval and by Indeval participants indicating ownership are recognized as CEMEX, S.A.B. de C.V. shareholders.

Pursuant to Mexican law, any transfer of shares must be registered in CEMEX, S.A.B. de C.V.’s stock registry, if effected physically, or through book entries that may be tracked back from CEMEX, S.A.B. de C.V.’s stock registry to the records of Indeval.

Redemption

CEMEX, S.A.B. de C.V.’s capital stock is subject to redemption upon approval of our shareholders at an extraordinary shareholders’ meeting.

Share Repurchases

If approved by CEMEX, S.A.B. de C.V.’s shareholders at a general shareholders’ meeting, we may purchase CEMEX, S.A.B. de C.V.’s outstanding shares. The economic and voting rights corresponding to repurchased shares cannot be exercised during the period the shares are owned by us and the shares will be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. We may also repurchase our equity securities on the Mexican Stock Exchange at the then prevailing market prices in accordance with Mexican securities law. If we intend to repurchase shares representing more than 1% of CEMEX, S.A.B. de C.V.’s outstanding shares at a single trading session, we must inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of CEMEX, S.A.B. de C.V.’s outstanding shares during a period of 20 trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases through the person or persons approved by CEMEX, S.A.B. de C.V.’s board of directors, through a single broker dealer during the relevant trading session, and without submitting bids during the first and the last 30 minutes of each trading session. We must inform the Mexican Stock Exchange of the results of any share repurchase no later than the business day following any such share repurchase.

Directors’ and Shareholders’ Conflict of Interest

Under Mexican law, any shareholder who has a conflict of interest with CEMEX, S.A.B. de C.V. with respect to any transaction is obligated to disclose such conflict and is prohibited from voting on that transaction. A shareholder who violates this prohibition may be liable for damages if the relevant transaction would not have been approved without that shareholder’s vote.

Under Mexican law, any director who has a conflict of interest with CEMEX, S.A.B. de C.V. in any transaction must disclose that fact to the other directors and is prohibited from participating and being present during the deliberations and voting on that transaction. A director who violates this prohibition will be liable for damages and lost profits. Additionally, CEMEX, S.A.B. de C.V.’s directors may not represent shareholders in our shareholders’ meetings.

Withdrawal Rights

Whenever CEMEX, S.A.B. de C.V.’s shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change who has voted against it may withdraw from CEMEX, S.A.B. de C.V. and receive an amount equal to the book value (in accordance with the latest balance sheet approved by the annual ordinary general shareholders’ meeting) attributable to such shareholder’s shares, provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

Dividends

At the annual ordinary general shareholders’ meeting, CEMEX, S.A.B. de C.V.’s board of directors submits, for approval by its shareholders, its financial statements together with a report on them prepared by its board of directors and the statutory auditors. CEMEX, S.A.B. de C.V.’s shareholders, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes, legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of CEMEX, S.A.B. de C.V.’s capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

Liquidation Rights

In the event CEMEX, S.A.B. de C.V. is liquidated, the surplus assets remaining after payment of all its creditors will be divided among CEMEX, S.A.B. de C.V.’s shareholders in proportion to the respective shares held by them. The liquidator may, with the approval of CEMEX, S.A.B. de C.V.’s shareholders, distribute the surplus assets in kind among CEMEX, S.A.B. de C.V.’s shareholders, sell the surplus assets and divide the proceeds among CEMEX, S.A.B. de C.V.’s shareholders or put the surplus assets to any other uses agreed to by a majority of CEMEX, S.A.B. de C.V.’s shareholders voting at an extraordinary shareholders’ meeting.

Differences Between Our Corporate Governance Practices and NYSE Standards for Domestic Companies

For a description of significant ways in which CEMEX, S.A.B. de C.V.’s corporate governance practices differ from those required of domestic companies under NYSE standards, please visit our website at www.cemex.com (under the heading “Investor Center/Corporate Governance”).

Material Contracts

On March 17, 2006, CEMEX, S.A.B. de C.V. registered a Ps5 billion revolving promissory note program (programa dual revolvente de certificados burstátiles) with the Mexican securities authority. CEMEX, S.A.B. de C.V. has subsequently increased the authorized amount under this program. On March 31, 2010, we received authorization from the Mexican securities authority for a Ps10 billion revolving promissory note program.

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

On December 18, 2006, CEMEX, through two special purpose vehicles, issued two tranches of fixed-to-floating rate callable Debentures. C5 Capital (SPV) Limited issued U.S.$350 million in Debentures under the first tranche, with the issuer having the option to redeem such Debentures on December 31, 2011 and on each interest payment date thereafter. C10 Capital (SPV) Limited issued U.S.$900 million in original principal amount of Debentures under the second tranche, with the issuer having the option to redeem such Debentures on December 31, 2016 and on each interest payment date thereafter. Both tranches pay coupons denominated in Dollars at a fixed rate until the call date and at a floating rate thereafter. On February 12, 2007, CEMEX, through a special purpose vehicle, issued a third tranche of fixed-to-floating rate callable Debentures. C8 Capital (SPV) Limited issued U.S.$750 million in original principal amount of Debentures under this third tranche, with the issuer having the option to redeem such Debentures on December 31, 2014 and on each interest payment date thereafter. This third tranche also pays coupons denominated in Dollars at a fixed rate until the call date and at a floating rate thereafter. On May 9, 2007, CEMEX, through a special purpose vehicle, issued a fourth tranche of fixed-to-floating rate callable Debentures. C10-EUR Capital (SPV) Limited issued €730 million in original principal amount of Debentures under this fourth tranche, with the issuer having the option to redeem such Debentures on June 30, 2017 and on each interest payment date thereafter. This fourth tranche pays coupons denominated in Euros at a fixed rate until the call date and at a floating rate thereafter. Due to their perpetual nature and optional deferral of coupons, these transactions, in accordance with IFRS, qualify as equity.

On March 5, 2007, CEMEX Finance Europe B.V., issued €900 million in notes paying a fixed coupon of 4.75% and maturing in 2014. The notes have been listed for trading on the London Stock Exchange’s Professional Securities Market. The notes are guaranteed by CEMEX España.

On June 2, 2008, CEMEX, through one of its subsidiaries, closed two identical U.S.$525 million facilities with a group of relationship banks. The amounts outstanding under the facilities, because of the interest deferral provision and the option of CEMEX to extend the maturity of the principal amounts indefinitely, had been treated as equity for accounting purposes in accordance with IFRS, in the same manner as CEMEX’s outstanding Debentures. Within the first three years that each facility is in place, CEMEX, subject to the satisfaction of specified conditions, had options to convert all (and not part) of the respective amounts outstanding under the respective facilities into maturity loans, each with a fixed maturity date of June 30, 2011. CEMEX exercised its conversion options under both facilities on December 31, 2008. The two facilities were amended on January 22, 2009. On August 14, 2009, the two facilities were overridden by the Financing Agreement.

In June 2008, CEMEX entered into a structured transaction comprised of: (i) a U.S.$500 million Credit Agreement, dated June 25, 2008 and amended on December 18, 2008 and January 22, 2009, among CEMEX, S.A.B. de C.V., as borrower, CEMEX Mexico, as guarantor, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, as lender; (ii) a U.S.$500 million aggregate notional amount of Put Spread Option Confirmations, dated June 3, 2008 and June 5, 2008, between Centro Distribuidor de Cemento, S.A. de C.V. and Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander; and (iii) a Framework Agreement, dated June 25, 2008, by and among CEMEX, S.A.B. de C.V., CEMEX Mexico, Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch. On August 14, 2009, the structured transaction was overridden by the Financing Agreement.

On January 27, 2009, CEMEX entered into a U.S.$437.50 million and Ps4.77 billion joint bilateral facility. The credit agreement is guaranteed by CEMEX Mexico and CEMEX Concretos, S.A. de C.V. On August 14, 2009, the joint bilateral facility was overridden by the Financing Agreement.

On January 27, 2009, CEMEX España, entered into a U.S.$617.5 million and €587.5 million joint bilateral facility. The joint bilateral facility is guaranteed by CEMEX, Inc. The joint bilateral facility was amended on January 30, 2009 to incorporate a number of minor technical modifications. On August 14, 2009, the joint bilateral facility was overridden by the Financing Agreement.

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.7 billion on February 14, 2014, based on prevailing exchange rates as of December 31, 2011. For a description of recent activity with respect to the Financing Agreement see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

On September 28, 2009, we sold a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds pursuant to two underwriting agreements dated September 22, 2009: (i) the first by and among CEMEX, S.A.B. de C.V. and J.P. Morgan Securities Inc, Citigroup Global Markets Inc., and Santander Investment Securities, as Representatives of the several Underwriters listed in Schedule 1 thereto and (ii) the second by and among Acciones y Valores Banamex, S.A.

de C.V., Casa de Bolsa, a company of Banamex, J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero, Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander, Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, and HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC , CEMEX, S.A.B. de C.V., Centro Distribuidor de Cemento, S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V. and Petrocemex, S.A. de C.V.

On November 11, 2009, we launched an exchange offer in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs maturing on or before December 31, 2012, in order to exchange such CBs for the Mandatory Convertible Securities. Pursuant to the exchange offer, on December 10, 2009, we issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Securities in exchange for CBs with original maturities of approximately Ps325 million, Ps1.7 billion and Ps2.1 billion in 2010, 2011 and 2012, respectively, that were canceled. The Mandatory Convertible Securities are mandatorily convertible into newly issued CPOs at an initial conversion price of Ps23.92 per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders’ meeting, the conversion price for the Mandatory Convertible Securities is approximately Ps22.12 (402.3552 CPOs per Ps8,900 of principal amount of Mandatory Convertible Securities), as of the date hereof. Under IFRS, the Mandatory Convertible Securities represent a combined instrument with liability and equity components. The liability component, approximately Ps1,994 million as of December 31, 2010, corresponds to the net present value of interest payments due under the Mandatory Convertible Securities, assuming no early conversion, and was recognized under “Other Financial Obligations” in our balance sheet. The equity component, approximately Ps1,971 million as of December 31, 2010, represents the difference between principal amount and the liability component and was recognized within “Other equity reserves” net of commissions in our balance sheet. See notes 12A and 16B in our consolidated financial statements included elsewhere in this annual report.

On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1,250 million aggregate principal amount and €350 million aggregate principal amount of December 2009 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On January 19, 2010, our subsidiary, CEMEX Finance LLC, issued U.S.$500 million additional aggregate principal amount of December 2009 Notes. The payment of principal, interest and premium, if any, on the December 2009 Notes are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX Mexico, CEMEX España, CEMEX Corp., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. and New Sunward. The December 2009 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral, unless and until the Collateral shall have been released as provided for in the December 2009 Notes Indentures and under the Intercreditor Agreement. We used the net proceeds from the offerings of the December 2009 Notes to repay indebtedness under the Financing Agreement and for general corporate purposes.

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

On May 12, 2010, our subsidiary CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount and €115,346,000 aggregate principal amount of May 2010 Notes, in exchange for a majority in principal amount of the then outstanding Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX Mexico and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2010 Notes on a senior basis. The payment of principal, interest and premium, if any, on the May 2010 Notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

On January 11, 2011, we closed the offering of U.S.$1.0 billion aggregate principal amount of January 2011 Notes, in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the January 2011 Notes are fully and unconditionally guaranteed by CEMEX Mexico, New Sunward and CEMEX España. The January 2011 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The 9.000% Senior Secured Notes were issued at a price of U.S.$99.364 per U.S.$100 principal amount plus accrued interest from January 11, 2011. The net proceeds from the offering, approximately U.S.$981 million were used for general corporate purposes including repayment of indebtedness, including indebtedness under the Financing Agreement.

On March 15, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1,667,500,000 aggregate principal amount of the 2011 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into ADSs, at any time after June 30, 2011. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. The conversion rate has been adjusted to 95.8525 ADSs per U.S.$1,000 principal amount of 2011 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2011 annual shareholders’ meeting held on February 23, 2012. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes.

On April 5, 2011, we closed the offering of U.S.$800 million aggregate principal amount of the April 2011 Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the April 2011 Notes is fully and unconditionally guaranteed by CEMEX Mexico, New Sunward and CEMEX España. The April 2011 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The April 2011 Notes were issued at a price of U.S.$99.001 per U.S.$100 principal amount. The net proceeds from the offering, approximately U.S.$788 million, were used to repay indebtedness under the Financing Agreement.

In July 2011, we closed the offering of U.S.$650,000,000 aggregate principal amount of the Additional January 2011 Notes.

On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount and €179,219,000 aggregate principal amount of the March 2012 Notes in exchange for Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

See “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments” for a description of additional material contracts.

Exchange Controls

See “Item 3—Key Information—Mexican Peso Exchange Rates.”

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

We believe that we are a “qualified foreign corporation” because (i) the ADSs trade on the New York Stock Exchange and (ii) we are eligible for the benefits of the comprehensive income tax treaty between Mexico and the United States which includes an exchange of information program. Accordingly, we believe that any dividends we pay should constitute “qualified dividend income” for United States federal income tax purposes. We cannot assure you, however, that we will continue to be considered a “qualified foreign corporation” and that our dividends will continue to be “qualified dividend income.”

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

Item 11—Qualitative and Quantitative Disclosures About Market Risk

See “Item 5 — Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments.”

Item 12—Description of Securities Other than Equity Securities

Item 12A—Debt Securities

Not applicable.

Item 12B—Warrants and Rights

Not applicable.

Item 12C—Other Securities

Not applicable.

Item 12D—American Depositary Shares

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

Depositary Payments for the Year Ended December 31, 2011

In 2011, we received approximately U.S.$2,355,116.34 (after applicable U.S. taxes) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences, and fees to investor relations service vendors), and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item  15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Executive Vice President of Finance and Administration, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2011.

KPMG Cárdenas Dosal, S.C., the registered public accounting firm that audited our financial statements included elsewhere in this annual report, has issued an attestation report on our internal control over financial reporting, which is included in page F-3 of this report.

Attestation Report of the Registered Public Accounting Firm

KPMG Cárdenas Dosal, S.C.’s report on our internal control over financial reporting appears on page F-3 of this report, and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

During 2011, we continued with the implementation of our Enterprise Resource Planning (“ERP”) system in Mexico, Spain, Central America and United Arab Emirates, in order to support our business model. We plan to continue with the implementation of this platform over the course of 2012 for the rest of our operations. Our management believes this business model improves the efficiency of our operations and financial information process.

In addition, our financial reporting framework changed from MFRS to IFRS as described in this annual report. The adoption of IFRS impacts our presentation of financial results and accompanying disclosures. We have evaluated the impact on our processes, controls and financial reporting systems and has made modifications to our control environment accordingly.

We have not identified other changes in our internal control over financial reporting during 2011 that could have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16—[RESERVED]

Item 16A—Audit Committee Financial Expert

Our board of directors has determined that it has at least one “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on its audit committee. Mr.  José Manuel Rincón Gallardo meets the requisite qualifications.

Item 16B—Code of Ethics

We have adopted a written code of ethics that applies to all our senior executives, including our principal executive officer, principal financial officer and principal accounting officer.

You may view our code of ethics in the corporate governance section of our website (www.cemex.com), or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León, México 66265.

Attn: Luis Hernández

Telephone: (011-5281) 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps177 million in fiscal year 2011 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2010, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps228 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps15 million in fiscal year 2011 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2010, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps33 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps13 million in fiscal year 2011 for tax compliance, tax advice and tax planning. KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps24 million for tax-related services in fiscal year 2010.

All Other Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps15 million in fiscal year 2011 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2010, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps21 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

During 2011, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

Item 16D—Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F—Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G—Corporate Governance

Section 303A.11 of the NYSE Listed Company Manual (“LCM”), requires that listed foreign private issuers, such as CEMEX, disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.01

Listed companies must have a majority of independent directors.	Pursuant to the Mexican securities market law, CEMEX, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, 25% of whom must be independent. Determination as to the independence of CEMEX, S.A.B. de C.V.’s directors is made upon their election by CEMEX, S.A.B. de C.V.’s shareholders at the corresponding meeting. Currently, CEMEX, S.A.B. de C.V.’s Board of Directors has 12 members and 3 alternate members, of which more than 25% are independent under the Mexican Securities Market Law.

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

303A.03

Non-management directors must meet at regularly executive sessions without management.	Under CEMEX, S.A.B. de C.V.’s bylaws and the Mexican Laws and Regulations, our non-management and independent directors are not required to meet in executive sessions. Our Board of Directors must meet at least once every three months.

303A.04

Listed companies must have a nominating/corporate governance committee composed of independent directors.

Under CEMEX, S.A.B. de C.V.’s bylaws and the Mexican Laws and Regulations, we are not required to have a nominating committee. We do not have such a committee.

Our Corporate Practices Committee operates pursuant to the provisions of the Mexican securities market law and CEMEX, S.A.B. de C.V.’s bylaws. Our Corporate Practices Committee is composed of 3 independent directors.

Our Corporate Practices Committee is responsible for evaluating the performance of our executive officers; reviewing related party transactions; reviewing the compensation paid to executive officers; evaluating any waivers granted to directors or executive officers for their taking of corporate opportunities; and carrying out the activities described under Mexican law.

Our Corporate Practices Committee meets as required by CEMEX, S.A.B. de C.V.’s bylaws and by the Mexican Laws and Regulations.

303A.05

Listed companies must have a compensation committee composed of independent directors.	Under CEMEX, S.A.B. de C.V.’s bylaws and the Mexican Laws and Regulations, we are not required to have a compensation committee. We do not have such committee.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.06

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

CEMEX, S.A.B. de C.V.’s Audit Committee operates pursuant to the provisions of the Mexican Securities Market Law and CEMEX, S.A.B. de C.V.’s bylaws.

CEMEX, S.A.B. de C.V.’s Audit Committee is composed of 3 members. According to CEMEX, S.A.B. de C.V.’s by-laws, all of the members must be independent.

CEMEX, S.A.B. de C.V.’s Audit Committee is responsible for evaluating the company’s internal controls and procedures, identifying any material deficiencies it finds; following up with any corrective or preventive measures adopted with respect to the non-compliance with the operation and accounting guidelines and policies; evaluating the performance of the external auditors; describing and valuating those non-audit services rendered by the external auditor; reviewing the company’s financial statements; assessing the effects of any modifications to the accounting policies approved during a fiscal year; overseeing measures adopted as result of any observations made by shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls and internal and external audit, as well as any complaints regarding irregularities on management, including anonymous and confidential methods for addressing concerns raised by employees; assuring the execution of resolutions adopted at shareholders’ or board of directors’ meetings.

CEMEX, S.A.B. de C.V.’s Board of Directors has determined that it has an “audit committee financial expert,” for purposes of the Sarbanes-Oxley Act of 2002, serving on its Audit Committee.

CEMEX, S.A.B. de C.V.’s Audit Committee meets as required by CEMEX, S.A.B. de C.V.’s bylaws and by the Mexican Laws and Regulations.

303A.09

Listed companies must adopt and disclose corporate governance guidelines.	Under CEMEX, S.A.B. de C.V.’s bylaws and the Mexican Laws and Regulations, we are not required to adopt corporate governance guidelines, but, on an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	CEMEX, S.A.B. de C.V. has adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

Equity compensation plans

Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under CEMEX, S.A.B. de C.V.’s bylaws for the adoption and amendment of an equity compensation plan. No equity compensation plans have been submitted for approval by our shareholders.

Item 16H—Mine Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report on Form 20-F.

PART III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-102, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of CEMEX, S.A.B. de C.V.(a)

2.1	Form of Trust Agreement between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(b)

2.2	Amendment Agreement to the Trust Agreement dated November 21, 2002, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(c)

2.3	Form of CPO Certificate.(b)

2.4	Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated August 10, 1999, among CEMEX, S.A.B. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(b)

2.4.1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(j)

2.4.2	Letter Agreement, dated October 12, 2007, by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(j)

2.4.3	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 4.875% Subordinated Convertible Notes due 2015, and the Depositary is to issue ADSs upon deposit of such CPOs.(l)

2.4.4	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(l)

2.4.5	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.25% Subordinated Convertible Notes due 2016 and 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(l)

2.4.6	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(l)

2.5	Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares.(b)

2.6	Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V.(b)

2.7	Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V.(b)

4.1	€250,000,000 and ¥19,308,000,000 Amended and Restated Term and Revolving Facilities Agreement, originally dated March 30, 2004, amended on October 10, 2006 and April 7, 2009, among CEMEX España, as borrower, Banco Bilbao Vizcaya Argentaria, S.A. and Société Générale, as mandated lead arrangers, and the several banks and other financial institutions named therein, as lenders.(i)

4.2	U.S.$700,000,000 Amended and Restated Credit Agreement, dated June 6, 2005, among CEMEX, S.A.B. de C.V., as borrower and CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., as guarantors, Barclays Bank PLC, as issuing bank and documentation agent, ING Bank N.V., as issuing bank, Barclays Capital, as joint bookrunner, and ING Capital LLC, as joint bookrunner and administrative agent.(g)

4.2.1	Amendment No. 1 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated June 21, 2006.(g)

4.2.2	Amendment and Waiver Agreement to U.S.$700,000,000 Amended and Restated Credit Agreement, dated December 1, 2006.(g)

4.2.3	Amendment No. 3 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated May 9, 2007.(g)

4.2.4	Amendment No. 4 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated December 19, 2008.(i)

4.2.5	Amendment No. 5 to U.S.$700,000,000 Amended and Restated Credit Agreement, dated January 22, 2009.(i)

4.3	U.S.$2,300,000,000 Amended and Restated Term and Revolving Facilities Agreement, originally dated September 24, 2004, amended on November 8, 2004, February 25, 2005, July 7, 2005, June 30, 2006, December 18, 2008, for CEMEX España, S.A., as borrower, arranged by Citigroup Global Markets Limited and Goldman Sachs International with Citibank International PLC, as agent.(i)

4.7	U.S.$1,200,000,000 Term Credit Agreement, dated May 31, 2005, among CEMEX, S.A.B. de C.V., as borrower, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., as guarantor, Barclays Bank PLC, as administrative agent, Barclays Capital, as joint lead arranger and joint bookrunner, and Citigroup Global Markets Inc., as documentation agent, joint lead arranger and joint bookrunner.(f)

4.7.1	Amendment No. 1 to U.S.$1,200,000,000 Term Credit Agreement, dated June 19, 2006.(g)

4.7.2	Amendment and Waiver Agreement to U.S.$1,200,000,000 Term Credit Agreement, dated November 30, 2006.(g)

4.7.3	Amendment No. 3 to U.S.$1,200,000,000 Term Credit Agreement, dated May 9, 2007.(g)

4.7.4	Amendment No. 4 to U.S.$1,200,000,000 Term Credit Agreement, dated December 19, 2008.(i)

4.7.5	Amendment No. 5 to U.S.$1,200,000,000 Term Credit Agreement, dated January 22, 2009.(i)

4.8	U.S.$700,000,000 Amended and Restated Term and Revolving Facilities Agreement, originally dated June 27, 2005, amended on June 22, 2006, November 30, 2006, December 19, 2008 and January 23, 2009, for New Sunward Holding B.V., as borrower, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and Empresas Tolteca De México, S.A. de C.V., as guarantors, arranged by Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas and Citigroup Global Markets Limited, as mandated lead arrangers and joint bookrunners, the several financial institutions named therein, as Lenders, and Citibank, N.A., as agent.(i)

4.9	U.S.$1,200,000,000 Acquisition Facility Agreement, dated October 24, 2006, between CEMEX S.A.B. de C.V., as borrower, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., as guarantors, and BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as agent.(g)

4.10	U.S.$6,000,000,000 Amended and Restated Acquisition Facilities Agreement, originally dated December 6, 2006, amended on January 27, 2007, December 19, 2008 and January 27, 2009, between CEMEX España, S.A., as borrower, Citigroup Global Markets Limited, The Royal Bank of Scotland PLC, and Banco Bilbao Vizcaya Argentaria, S.A. as mandated lead arrangers and joint bookrunners, as amended on December 21, 2006.(i)

4.11	Note Indenture, Dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $350,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.11.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.11.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 5 Capital (SPV) Limited and C5 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $350,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.12	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.12.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $900,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.12.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 10 Capital (SPV) Limited and C10 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.13	Note Indenture, dated as of February 12, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.13.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $750,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.13.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 8 Capital (SPV) Limited and 8 Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.14	Trust Deed, dated February 28, 2007, among CEMEX Finance Europe B.V., as issuer, and several initial purchasers, relating to the issuance by CEMEX Finance Europe B.V. of €900,000,000 aggregate principal amount of 4.75% Notes due 2014.(g)

4.15	Note Indenture, dated as of May 9, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.15.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.15.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap C10-EUR Capital (SPV) Limited and C10-EUR Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(j)

4.16	U.S.$525,000,000 Senior Unsecured Maturity Loan “A” Agreement, dated December 31, 2008, among New Sunward Holding B.V. as borrower, CEMEX S.A.B. de C.V. and CEMEX Mexico, S.A. de C.V., as guarantors, and a group of banks as lenders, HSBC Securities (USA) Inc., Banco Santander S.A. and The Royal Bank of Scotland Plc, as joint lead arrangers and Joint Bookrunners, and ING Capital LLC, as administrative agent.(i)

4.16.1	Amendment No. 1 to U.S.$525,000,000 Senior Unsecured Maturity Loan “A” Agreement, dated January 22, 2009.(i)

4.17	U.S.$525,000,000 Senior Unsecured Maturity Loan “B” Agreement, dated December 31, 2008, among New Sunward Holding B.V. as borrower, CEMEX S.A.B. de C.V. and CEMEX Mexico, S.A. de C.V., as guarantors, and a group of banks as lenders, HSBC Securities (USA) Inc., Banco Santander S.A. and The Royal Bank of Scotland Plc, as joint lead arrangers and Joint Bookrunners, and ING Capital LLC, as administrative agent.(i)

4.17.1	Amendment No. 1 to U.S.$525,000,000 Senior Unsecured Maturity Loan “B” Agreement, dated January 22, 2009.(i)

4.18	Forward Transaction (CEMEX Shares) Confirmation, Forward Transaction (NAFTRAC Shares) and Put Option Transaction Confirmation, with Credit Support Annex, each dated April 23, 2008, between Citibank, N.A. and a Mexican trust established by CEMEX on behalf of CEMEX’s Mexican pension fund and certain of CEMEX’s directors and current and former employees.(h)

4.19	Structured Transaction, dated June 2008, comprised of: (i) U.S.$500 million Credit Agreement, dated June 25, 2008, among CEMEX, S.A.B. de C.V., as borrower, CEMEX Mexico S.A. de C.V., as guarantor, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, as lender; (ii) U.S.$500 million aggregate notional amount of Put Spread Option Confirmations, dated June 3, 2008 and June 5, 2008, between Centro Distribuidor de Cemento, S.A. de C.V. and Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander; and (iii) Framework Agreement, dated June 25, 2008, by and among CEMEX, S.A.B. de C.V., CEMEX Mexico S.A. de C.V., Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch.(h)

4.20.1	Amendment No. 1 to U.S.$500 million Credit Agreement, dated December 18, 2008.(i)

4.20.2	Amendment No. 2 to U.S.$500 million Credit Agreement, dated January 22, 2009.(i)

4.21	U.S.$437,500,000.00 and Ps4,773,282,950.00 Credit Agreement, dated January 27, 2009 among CEMEX, S.A.B. de C.V., as borrower, CEMEX Mexico, S.A. de C.V. and CEMEX Concretos, S.A. de C.V., as guarantors, and a group of banks, as lenders, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, as administrative agent, and BBVA Bancomer, S.A., Institución De Banca Múltiple, Grupo Financiero BBVA Bancomer, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Santander Investment Securities Inc., and The Royal Bank of Scotland PLC, each a joint arranger and joint bookrunner.(i)

4.22	U.S.$617,500,000 and €587,500,000 Facilities Agreement dated January 27, 2009, and among CEMEX España, S.A., as the obligors and original guarantors; Banco Santander, S.A. and The Royal Bank of Scotland PLC, as coordinators, financial institutions, as lenders; and The Royal Bank of Scotland PLC, as agent.(i)

4.23	Financing Agreement for CEMEX, S.A.B. de C.V., dated August 14, 2009, with the financial institutions and noteholders named therein as Participating Creditors and Citibank International plc acting as Administrative Agent and Wilmington Trust (London) Limited acting as Security Agent.(j)

4.23.1	Amendment Agreement, dated December 1, 2009, between CEMEX, S.A.B. de C.V. acting for itself and as agent on behalf of each Obligor and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, related to the Financing Agreement, dated August 14, 2009.(j)

4.23.2	Amendment Agreement, dated March 18, 2010, between CEMEX, S.A.B. de C.V. acting for itself and as agent on behalf of each Obligor and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, related to the Financing Agreement, dated August 14, 2009.(j)

4.23.3	Amendment Agreement, dated October 25, 2010, between CEMEX, S.A.B. de C.V. acting for itself and as agent on behalf of each Obligor and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, related to the Financing Agreement, dated August 14, 2009.(k)

4.23.4	Amendment Agreement, dated April 13, 2011, between CEMEX, S.A.B. de C.V. acting for itself and as agent on behalf of each Obligor and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, related to the Financing Agreement, dated August 14, 2009.(k)

4.23.5	Amended and Restated Financing Agreement for CEMEX, S.A.B. de C.V., dated August 14, 2009, with the financial institutions and noteholders named therein as Participating Creditors and Citibank International plc acting as Administrative Agent and Wilmington Trust (London) Limited acting as Security Agent.(k)

4.24	Omnibus Amendment and Waiver Agreement, dated August 14, 2009, by and among CEMEX, S.A.B. de C.V., New Sunward Holding B.V. CEMEX Materials, LLC, as borrowers, CEMEX Mexico, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., CEMEX España, S.A. as guarantors, the financial institutions listed therein in their capacities as lenders under certain Existing Agreements (as defined therein) and the financial institutions listed in therein in their capacity as administrative agents under certain Existing Agreements.(j)

4.25	Intercreditor Agreement, dated August 14, 2009, by and among Citibank International plc as Administrative Agent, The Participating Creditors (as named therein), CEMEX, S.A.B. de C.V. and certain of its subsidiaries as Original Borrowers, Original Guarantors and Original Security Providers, and Wilmington Trust (London) Limited acting as Security Agent and others.(j)

4.25.1	Conformed copy of the Intercreditor Agreement dated August 14, 2009 incorporating amendments agreed on December 1, 2009 between CEMEX S.A.B. de C.V. acting for itself and as agent for each Obligor, and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, and Wilmington Trust (London) Limited acting as Security Agent.(j)

4.25.2	Conformed copy of the Intercreditor Agreement dated August 14, 2009 incorporating amendments agreed on December 1, 2009 and October 25, 2010 between CEMEX S.A.B. de C.V. acting for itself and as agent for each Obligor, and Citibank International plc acting for itself and as Administrative Agent on behalf of the Financing Parties, and Wilmington Trust (London) Limited acting as Security Agent.(k)

4.26	Consolidated Amended and Restated Note Purchase Agreement, dated August 14, 2009, relating to CEMEX España Finance LLC’s U.S.$882,407,495.57 8.91% Senior Notes, Series A, due 2014 and ¥1,185,389,696.06 6.625% Senior Notes, Series B, due 2014.(j)

4.27	Amended and Restated Consolidated Note Guarantee, dated August 14, 2009, relating to CEMEX España Finance LLC’s U.S.$882,407,495.57 8.91% Senior Notes, Series A, due 2014 and ¥1,185,389,696.06 6.625% Senior Notes, Series B, due 2014.(j)

4.28	Deed of Pledge of Registered Shares, dated August 14, 2009, by and among CEMEX Dutch Holdings B.V., Sunward Holdings B.V., Sunward Acquisitions N.V., CEMEX International Finance Company, Corporación Gouda S.A. de C.V., Mexcement Holdings S.A. de C.V., New Sunward Holding B.V, and Wilmington Trust (London) Limited as Security Agent concerning the she shares of New Sunward Holding B.V.(j)

4.28.1	Deed of Supplemental Pledge of Registered Shares, dated October 23, 2009, by and among CEMEX Dutch Holdings B.V., Sunward Holdings B.V., Sunward Acquisitions N.V., CEMEX International Finance Company, Corporación Gouda S.A. de C.V., Mexcement Holdings S.A. de C.V., New Sunward Holding B.V, and Wilmington Trust (London) Limited as Security Agent concerning the she shares of New Sunward Holding B.V.(j)

4.29	Share Pledge Agreement, dated August 14, 2009, by and among CEMEX S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., Interamerican Investments Inc., Empresas Tolteca de México, S.A. de C.V. as Pledgors and Wilmington Trust (London) Limited as Security Agent concerning 99.57% of the shares of CEMEX Trademarks Holding Ltd.(j)

4.30	Deed of Pledge of Registered Shares, dated September 4, 2009, by and among CEMEX S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. , Interamerican Investments Inc., Empresas Tolteca de México, S.A. de C.V. as Pledgors and Wilmington Trust (London) Limited as Security Agent concerning 99.57% of the shares of CEMEX Trademarks Holding Ltd.(j)

4.31	Irrevocable Mexican Security Trust Agreement, dated September 3, 2009, CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., as settlors; CEMEX Mexico, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V., Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V., as issuers; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, in its capacity as trustee; and Wilmington Trust (London) Limited, on its own behalf and in its capacity as Security Agent.(j)

4.31.1	Accession Letter, dated December 14, 2009, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited, relating to CEMEX Finance LLC’s U.S.$1,250,000,000 of 9.50% senior secured notes due December 14, 2016, and €350,000,000 of 9.625% senior secured notes due December 14, 2017, guaranteed by CEMEX SAB, CEMEX Mexico, Tolteca, CEMEX Concretos, S.A. de C.V., CEMEX España, S.A., CEMEX Corp. and New Sunward Holding B.V.(j)

4.31.2	Accession Letter, dated January 19, 2010, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited, relating to CEMEX Finance LLC’s U.S.$500,000,000 of 9.50% senior secured notes due December 14, 2016, guaranteed by CEMEX SAB, CEMEX Mexico, Tolteca, CEMEX Concretos, S.A. de C.V., CEMEX España, S.A., CEMEX Corp. and New Sunward Holding B.V.(j)

4.31.3	Accession Letter, dated May 12, 2010, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited, relating to CEMEX España, S.A., acting through its Luxembourg Branch’s, U.S.$1,067,665,000 of 9.25% senior secured notes due 2020, and €115,346,000 of 8.875% senior secured notes due 2017.(j)

4.31.4	Accession Letter, dated January 11, 2011, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited, relating to the issuance by CEMEX of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018.(k)

4.31.5	Accession Letter, dated March 4, 2011, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited relating to the private placement offer to exchange €119,350,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C-10 EUR Capital (SPV) Limited for an additional U.S.$125,331,000 aggregate principal amount of the Company’s 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 to be issued under the Indenture, dated as of May 12, 2010.(k)

4.31.6	Accession Letter, dated April 5, 2011, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited relating to the issuance by CEMEX of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015.(k)

4.31.7	Accession Letter, dated March 28, 2012, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited relating to the issuance by CEMEX España, S.A., through its Luxembourg Branch, of U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of 9.875% Euro-denominated Senior Secured Notes due 2019.(m)

4.31.8	Accession Letter, dated July 11, 2011, among CEMEX, S.A.B. de C.V., Empresas Tolteca de México, S.A. de C.V., Impra Café, S.A. de C.V., Interamerican Investments, Inc., CEMEX Mexico, S.A. de C.V., and Centro Distribuidor de Cemento, S.A. de C.V., Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, and Wilmington Trust (London) Limited relating to the issuance by CEMEX of U.S.$650,000,000 9.000% Senior Secured Notes due 2018.(m)

4.32	Share Pledge Agreement, dated September 29, 2009, by and among New Sunward Holding B.V., CEMEX, S.A.B. de C.V., Sunward Acquisitions N.V. as Pledgors, Wilmington Trust (London) Limited, as Security Agent and the Secured Parties concerning the shares of CEMEX España, S.A.(j)

4.32.1	Accession Deed, dated December 2, 2009, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of U.S.$1,250,000,000 9.5% Senior Secured Notes due 2016.(j)

4.32.2	Accession Deed, dated December 14, 2009, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of €350,000,000 9.625% Senior Secured Notes due 2017.(j)

4.32.3	Accession Deed, dated January 19, 2010, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of U.S.$500,000,000 9.50% Senior Secured Notes due 2016.(j)

4.32.4	Accession Deed, dated May 12, 2010, concerning the shares of CEMEX España, S.A., issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., relating to the issuance of U.S.$1,067,665,000 aggregate principal amount of 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and €115,346,000 aggregate principal amount of the 8.875% Euro-Denominated Senior Secured Notes due 2017.(j)

4.32.5	Extension and Creation of Share Pledge Agreement, dated December 23, 2010 by among New Sunward Holding B.V., CEMEX, S.A.B. de C.V., Sunward Acquisitions N.V. as Pledgors, Wilmington Trust (London) Limited, as Security Agent and the Secured Parties concerning the shares of CEMEX España, S.A.(k)

4.32.6	Accession Deed, dated January 11, 2011, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018.(k)

4.32.7	Accession Deed, dated March 4, 2011, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the private placement offer to exchange €119,350,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C-10 EUR Capital (SPV) Limited for an additional U.S.$125,331,000 aggregate principal amount of the Company’s 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 to be issued under the Indenture, dated as of May 12, 2010.(k)

4.32.8	Accession Deed, dated April 5, 2011, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015.(k)

4.32.9	Accession Deed, dated July 11, 2011, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX of U.S.$650,000,000 9.000% Senior Secured Notes due 2018.(m)

4.32.10	Accession deed, dated March 28, 2012, issued by the Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX España, S.A., through its Luxembourg Branch, of U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of 9.875% Euro-denominated Senior Secured Notes due 2019.(m)

4.33	Indenture, dated December 10, 2009, by and among CEMEX, S.A.B. de C.V., as issuer, Banco Mercantil de Norte Sociedad Anonima, Institución de Banca Múltiple, Grupo Financiero Banorte, as common representative and calculation agent, in connection with the issuance of Mandatory Convertible Bonds.(j)

4.34	Indenture, dated December 14, 2009, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of €350,000,000 9.625% Senior Secured Notes Due 2017.(j)

4.35	Indenture, dated December 14, 2009, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,250,000,000 9.50% Senior Secured Notes due 2016.(j)

4.35.1	Supplemental Indenture No. 1, dated January 19, 2010, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$500,000,000 9.50% Senior Secured Notes due 2016.(j)

4.36	Master Terms and Conditions Agreement, dated March 24, 2010, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(j)

4.37	Security Agreement, dated March 30, 2010, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V. relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(j)

4.38	Collateral Agreement, dated March 30, 2010, among Citibank, N.A., CEMEX, S.A.B. de C.V. and Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(j)

4.39	Amended and Restated Dealer Manager Agreement, dated May 6, 2010, among CEMEX, S.A.B. de C.V., CEMEX Mexico, New Sunward, New Sunward Holding Financial Ventures, B.V., CEMEX España, acting through its Luxembourg branch, J.P. Morgan Securities Inc., J.P. Morgan Securities Ltd., Citigroup Global Markets Inc, Citigroup Global Markets Ltd., C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited, and C-10 Capital (SPV) Limited, in connection with the offers to exchange Debentures for 9.25% U.S. Dollar-denominated Senior Secured Notes due 2020 and 8.875% Euro-denominated Senior Secured Notes due 2017, as applicable.(j)

4.40	Indenture, dated May 12, 2010, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,067,665,000 aggregate principal amount of 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and €115,346,000 aggregate principal amount of the 8.875% Euro-Denominated Senior Secured Notes Due 2017.(j)

4.41	Purchase Agreement, dated January 4, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and several initial purchasers named therein, in connection with the issuance of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018.(k)

4.42	Indenture, dated January 11, 2011, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018.(k)

4.42.1	Supplemental Indenture No. 1, dated July 11, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$650,000,000 9.000% Senior Secured Notes due 2018.(m)

4.43	Purchase Agreement, dated March 9, 2011, among CEMEX, S.A.B. de C.V. as issuer, and several initial purchasers named therein, in connection with the issuance of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(k)

4.44	Purchase Agreement, dated March 9, 2011, among CEMEX, S.A.B. de C.V. as issuer, and several initial purchasers named therein, in connection with the issuance of U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018.(k)

4.45	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(k)

4.46	Master Terms and Conditions Agreement, dated March 9, 2011, by and between JPMorgan Chase Bank, National Association, London Branch and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(k)

4.47	Master Terms and Conditions Agreement, dated March 9, 2011, by and between BNP Paribas and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018.(k)

4.48	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Bank of America, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018.(k)

4.49	Master Terms and Conditions Agreement, dated March 9, 2011, by and between The Royal Bank of Scotland plc and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(k)

4.50	Master Terms and Conditions Agreement, dated March 9, 2011, by and between HSBC Bank USA, National Association and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(k)

4.51	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Banco Santander, S.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018.(k)

4.52	Purchase Agreement, dated March 29, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and several initial purchasers named therein, in connection with the issuance of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015.(k)

4.53	Indenture, dated April 5, 2011, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015.(k)

4.54	Purchase Agreement, dated July 6, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and several initial purchasers named therein, in connection with the issuance of U.S.$650,000,000 9.000% Senior Secured Notes due 2018.(m)

4.55	Dealer Manager Agreement, dated February 27, 2012, among CEMEX, S.A.B. de C.V., CEMEX Mexico, New Sunward, New Sunward Holding Financial Ventures, B.V., CEMEX España, acting through its Luxembourg branch, J.P. Morgan Securities LLC, J.P. Morgan Securities Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch International, C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited, and C-10 Capital (SPV) Limited, in connection with the offers to exchange Debentures and Eurobonds for 9.875% U.S. Dollar-denominated Senior Secured Notes due 2019 and 9.875% Euro-denominated Senior Secured Notes due 2019, as applicable.(m)

4.56	Amendment to the Dealer Manager Agreement, dated March 12, 2012, among CEMEX, S.A.B. de C.V., CEMEX Mexico, New Sunward, New Sunward Holding Financial Ventures, B.V., CEMEX España, acting through its Luxembourg branch, J.P. Morgan Securities LLC, J.P. Morgan Securities Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch International, C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited, and C-10 Capital (SPV) Limited.(m)

4.57	Indenture, dated March 28, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of 9.875% Euro-denominated Senior Secured Notes due 2019.(m)

8.1	List of subsidiaries of CEMEX, S.A.B. de C.V.(m)

12.1	Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(m)

12.2	Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(m)

13.1	Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(m)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this Annual Report on Form 20-F.(m)

15.1	Mine safety and health administration safety data.(m)

(a)	Incorporated by reference to Form 6-K of CEMEX, S.A.B. de C.V., filed with the SEC on March 3, 2011.

(b)	Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.
(c)	Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 8, 2003.
(d)	Incorporated by reference to the 2003 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on May 11, 2004.
(e)	Incorporated by reference to the 2004 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on May 27, 2005.
(f)	Incorporated by reference to the 2005 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 8, 2006.
(g)	Incorporated by reference to the 2006 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 27, 2007.
(h)	Incorporated by reference to the 2007 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2008.
(i)	Incorporated by reference to the 2008 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2009.
(j)	Incorporated by reference to the 2009 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2010.
(k)	Incorporated by reference to the 2010 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 16, 2011.
(l)	Incorporated by reference to the Registration Statement on Form F-6 of CEMEX, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.
(m)	Filed herewith.

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

Date: April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2011 and 2010 and January 1, 2010, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2011 and 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010 and January 1, 2010, and the results of their operations, the changes in their stockholders’ equity, and their cash flows for the years ended December 31, 2011 and 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CEMEX, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 27, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cárdenas Dosal, S.C.

/s/ Celin Zorrilla Rizo

Monterrey, N.L., Mexico

April 27, 2012

INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CEMEX, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, CEMEX, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010 and January 1, 2010, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2011 and 2010, and our report dated April 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

/s/ Celin Zorrilla Rizo

Monterrey, N.L. Mexico

April 27, 2012

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

	Note	Years ended December 31,
		2011		2010
Net sales	2Q	Ps	189,887	177,641
Cost of sales	2R		(136,167)	(127,845)

Gross profit			53,720	49,796

Administrative and selling expenses			(25,486)	(25,818)
Distribution expenses			(16,170)	(13,242)

Total operating expenses	2R		(41,656)	(39,060)

Operating income			12,064	10,736

Other expenses, net	5		(5,449)	(6,335)

Operating income after other expenses, net			6,615	4,401

Financial expense	15		(16,627)	(14,753)
Other financial (expense) income, net	6		(2,214)	(523)
Equity in loss of associates	12		(334)	(487)

Loss before income tax			(12,560)	(11,362)

Income tax	18		(12,207)	(2,074)

CONSOLIDATED NET LOSS			(24,767)	(13,436)
Non-controlling interest net income			21	46

CONTROLLING INTEREST NET LOSS		Ps	(24,788)	(13,482)

BASIC LOSS PER SHARE	21	Ps	(0.74)	(0.39)

DILUTED LOSS PER SHARE	21	Ps	(0.74)	(0.39)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Millions of Mexican pesos)

	Notes	Years ended December 31,
		2011		2010
CONSOLIDATED NET LOSS		Ps	(24,767)	(13,436)

Effects from available-for-sale investments	12B		(58)	—
Actuarial gains (losses)	17		(1,042)	(1,192)
Currency translation of foreign subsidiaries	19B		11,325	(7,029)
Income tax recognized directly in other comprehensive income	18		4,974	6,350

Other comprehensive income (loss) for the period			15,199	(1,871)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD			(9,568)	(15,307)
Non-controlling interest comprehensive income (loss) for the period			21	46

CONTROLLING INTEREST COMPREHENSIVE LOSS FOR THE PERIOD		Ps	(9,589)	(15,353)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

	Notes	December 31,			January 1,
		2011		2010	2010
ASSETS
CURRENT ASSETS
Cash and investments	7	Ps	16,128	8,354	14,104
Trade receivables less allowance for doubtful accounts	8		26,205	22,161	23,007
Other accounts receivable	9		5,258	12,763	7,582
Inventories, net	10		17,654	15,217	16,173
Other current assets	11		3,953	3,080	3,192

Total current assets			69,198	61,575	64,058

NON-CURRENT ASSETS
Investments in associates	12A		8,533	8,365	11,068
Other investments and non-current accounts receivable	12B		10,595	14,974	21,995
Property, machinery and equipment, net	13		233,709	221,271	246,123
Goodwill and intangible assets, net	14		189,062	170,528	185,528
Deferred income taxes	18B		30,555	28,168	26,779

Total non-current assets			472,454	443,306	491,493

TOTAL ASSETS		Ps	541,652	504,881	555,551

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	15A	Ps	4,673	5,618	7,274
Other financial obligations	15B		7,711	4,594	4,597
Trade payables			20,169	18,686	18,194
Income tax payable			11,301	6,908	7,699
Other accounts payable and accrued expenses	16		20,680	24,063	15,547

Total current liabilities			64,534	59,869	53,311

NON-CURRENT LIABILITIES
Long-term debt	15A		203,798	188,776	203,172
Other financial obligations	15B		33,190	11,631	4,170
Employee benefits	17		15,325	13,693	13,286
Deferred income taxes	18B		17,560	16,660	17,735
Other non-current liabilities	16		35,542	31,065	45,273

Total non-current liabilities			305,415	261,825	283,636

TOTAL LIABILITIES			369,949	321,694	336,947

STOCKHOLDERS’ EQUITY

Controlling interest:
Common stock and additional paid-in capital	19A		113,444	108,722	102,924
Other equity reserves	19B		14,797	(842)	(2,748)
Retained earnings	19C		51,648	69,346	74,827
Net loss			(24,788)	(13,482)	—

Total controlling interest			155,101	163,744	175,003
Non-controlling interest and perpetual debentures	19D		16,602	19,443	43,601

TOTAL STOCKHOLDERS’ EQUITY			171,703	183,187	218,604

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	541,652	504,881	555,551

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

	Notes	Years ended December 31,
		2011		2010
OPERATING ACTIVITIES
Consolidated net loss		Ps	(24,767)	(13,436)
Non-cash items:
Depreciation and amortization of assets	4		17,536	19,108
Impairment losses	5		1,751	1,904
Equity in loss of associates	12A		334	487
Other expenses (income), net			(1,559)	1,162
Comprehensive financing result			18,841	15,276
Income taxes	18		12,207	2,074
Changes in working capital, excluding income taxes			(727)	(623)

Net cash flow provided by operating activities before interest and income taxes			23,616	25,952
Financial expense paid in cash including coupons on perpetual debentures	19D		(13,352)	(14,968)
Income taxes paid in cash			(3,778)	(4,310)

Net cash flows provided by operating activities			6,486	6,674

INVESTING ACTIVITIES
Property, machinery and equipment, net	13		(3,198)	(4,726)
Disposal of subsidiaries and associates, net	12, 14		1,232	1,172
Intangible assets and other deferred charges	14		(932)	117
Long term assets and others, net			1,406	1,565

Net cash flows used in investing activities			(1,492)	(1,872)

FINANCING ACTIVITIES
Issuance of common stock	19A		11	5
Derivative instruments			(5,464)	69
Issuance (repayment) of debt, net	15A		5,702	(9,615)
Securitization of trade receivables			2,890	121
Non-current liabilities, net			1,430	140

Net cash flows provided by (used in) financing activities			4,569	(9,280)

Increase (decrease) in cash and investments			9,563	(4,478)
Cash conversion effect, net			(1,789)	(1,272)
Cash and investments at beginning of year			8,354	14,104

CASH AND INVESTMENTS AT END OF YEAR	7	Ps	16,128	8,354

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	(2,211)	133
Other accounts receivable and other assets			1,306	(2,484)
Inventories			(575)	(146)
Trade payables			(454)	1,599
Other accounts payable and accrued expenses			1,207	275

Changes in working capital, excluding income taxes		Ps	(727)	(623)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note	Common stock		Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance at January 1, 2010		Ps	4,127	98,797	(2,748)	74,827	175,003	43,601	218,604
Net loss for the period			—	—	—	(13,482)	(13,482)	46	(13,436)
Total other items of comprehensive income for the period			—	—	(1,871)	—	(1,871)	—	(1,871)
Capitalization of retained earnings	19A		5	5,476	—	(5,481)	—	—	—
Issuance of common stock	19A		—	317	—	—	317	—	317
Effects of perpetual debentures	19D		—	—	3,777	—	3,777	(23,549)	(19,772)
Changes in non-controlling interest	19D		—	—	—	—	—	(655)	(655)

Balance at December 31, 2010			4,132	104,590	(842)	55,864	163,744	19,443	183,187
Net loss for the period			—	—	—	(24,788)	(24,788)	21	(24,767)
Total other items of comprehensive income for the period			—	—	15,199	—	15,199	—	15,199
Capitalization of retained earnings	19A		3	4,213	—	(4,216)	—	—	—
Issuance of common stock	19A		—	506	—	—	506	—	506
Effects of perpetual debentures	19D		—	—	827	—	827	(3,221)	(2,394)
Changes in non-controlling interest	19D		—	—	(387)	—	(387)	359	(28)

Balance at December 31, 2011		Ps	4,135	109,309	14,797	26,860	155,101	16,602	171,703

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002, this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Company’s management and its Board of Directors on April 27, 2012, for their inclusion in CEMEX’s 2011 annual report in accordance with the Circular Única de Emisoras to the Mexican National Banking and Securities Commission (“CNBV” for its abbreviation in Spanish) and the MSE, as well as for their inclusion in CEMEX’s 2011 annual report on Form 20-F to the U.S. Securities and Exchange Commission (“SEC”).

2.	SIGNIFICANT ACCOUNTING POLICIES

A)	BASIS OF PRESENTATION AND DISCLOSURE

In November 2008, the CNBV issued regulations requiring registrants whose shares are listed on the MSE, to begin preparing their consolidated financial statements using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), no later than January 1, 2012 and to stop the use of Mexican Financial Reporting Standards (“MFRS”). In connection with this requirement, the consolidated financial statements as of December 31, 2011 and 2010 and January 1, 2010 and for the years ended December 31, 2011 and 2010, represent CEMEX’s first consolidated financial statements prepared in accordance with IFRS, as these standards were effective on December 31, 2011.

Prior to the issuance of these consolidated financial statements, CEMEX issued its consolidated financial statements under MFRS on January 26, 2012, covering the same periods, which were the last consolidated financial statements of CEMEX prepared in accordance with MFRS, and were used by CEMEX to comply with its financial information obligations from December 31, 2011 until the issuance of these IFRS financial statements.

CEMEX determined its opening balance sheet under IFRS as of January 1, 2010, following the guidance set forth by IFRS 1, First time adoption (“IFRS 1”). The options elected by CEMEX in the migration to IFRS and the effects on its opening balance sheet as of January 1, 2010, according to IFRS 1, as well as the effects on CEMEX’s balance sheets as of December 31, 2011 and 2010, and its statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2011 and 2010, as compared to CEMEX’s previously reported amounts under MFRS, are described in note 27.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

In order to be in position to adopt IFRS, as issued by the IASB, CEMEX gathered the necessary material and human resources required for the identification and quantification of the differences between MFRS and IFRS, as well as for the conversion to IFRS of its financial information systems. As of the issuance date of these financial statements, the migration process to IFRS has been completed.

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

When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a convenience translation into dollars, into pesos, or both, as applicable. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2011 and 2010 and January 1, 2010, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of Ps13.96, Ps12.36 and Ps13.09 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of Ps12.48 and Ps12.67 pesos per dollar for 2011 and 2010, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the foreign currency amount into dollars using the closing exchange rates at year-end, and then translating the dollars into pesos as previously described.

Statements of operations

The line item “Other expenses, net” in the statements of operations consists primarily of revenues and expenses not directly related to CEMEX’s main activity, or which are of an unusual and/or non-recurring nature, including results on disposal of assets and restructuring costs, among others.

Statements of cash flows

The statements of cash flows present cash inflows and outflows, excluding unrealized foreign exchange effects, as well as the following transactions that did not represent sources or uses of cash:

•

In 2011, the decrease in debt and in perpetual debentures within non-controlling interest for approximately Ps239 and Ps1,391, respectively, in connection with the gains resulting from the difference between the notional amount and the fair value of CEMEX’s debt and perpetual instruments held by subsidiaries (note 15A);

•	In 2011, the increases in property, plant and equipment for approximately Ps1,519 and in debt for approximately Ps1,558, associated with the negotiation of capital leases during the year (note 15B);

•	In 2011, the increase in debt for Ps1,352 related mainly to the acquisition of Ready Mix USA LLC (note 14A);

•	In 2011, the exchange of a portion of CEMEX’s perpetual debentures for new notes for US$125, and in 2010, the exchange of a portion of CEMEX’s perpetual debentures for new notes for US$1,067 and €115

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

(note 15A), which represented a net increase in debt of Ps1,486 in 2011 and Ps15,361 in 2010, a reduction in equity’s non controlling interest of Ps1,937 in 2011 and Ps20,838 in 2010 and an increase in equity’s controlling interest of Ps446 in 2011 and Ps5,401 in 2010; and

•

In 2011 and 2010, the increases in stockholders’ equity associated with: (i) the capitalization of retained earnings for Ps4,216 and Ps5,481, respectively (note 19A); and (ii) CPOs issued as part of the executive stock-based compensation for Ps495 and Ps312, respectively (note 19A).

B)	PRINCIPLES OF CONSOLIDATION

According to IAS 27, Consolidated and separate financial statements (“IAS 27”), the consolidated financial statements include those of CEMEX, S.A.B. de C.V. and the entities in which the Parent Company holds, directly or through subsidiaries, more than 50% of their common stock and/or has control. Control exists when CEMEX, S.A.B. de C.V. has the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities. The financial statements of Special Purpose Entities (“SPEs”) are consolidated if, based on an evaluation of the substance of the agreements and the SPE’s risks and rewards, CEMEX concludes that it controls the SPE. Balances and operations between related parties are eliminated in consolidation.

Pursuant to IAS 28, Investments in associates and joint ventures (“IAS 28”), investments in associates are accounted for by the equity method when CEMEX has significant influence, which is generally presumed with a minimum equity interest of 20%, unless it is proven in unusual cases that CEMEX has significant influence with a lower percentage. The equity method reflects in the financial statements the investment’s original cost and the proportional interest of the holding company in the associate’s equity and earnings after acquisition, considering, if applicable, the effects of inflation. The financial statements of joint ventures, which are those entities in which CEMEX and other third-party investors have agreed to exercise joint control, are also recognized under the equity method. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the associate or joint venture, reaches zero, unless CEMEX has incurred or guaranteed additional obligations of the associate or joint venture.

Other investments of a permanent nature where CEMEX holds equity interests of less than 20% and/or there is no significant influence are carried at their historical cost.

C)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and inventories, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment by management is required to appropriately assess the amounts of these assets and liabilities.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

D)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

According to IAS 21, The effects of changes in foreign exchange rates (“IAS 21”), transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness directly related to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future; and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 19B) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, which are determined using the functional currency applicable in each country, are translated to pesos at the closing exchange rate for balance sheet accounts and at the closing exchange rates of each month within the period for income statements accounts. The corresponding translation adjustment is included within “Other equity reserves” as part of the foreign currency translation adjustment (note 19B) until the disposal of the net investment in the foreign subsidiary. As permitted by IFRS 1, in its opening balance sheet under IFRS, CEMEX elected to reset to zero all cumulative foreign currency translation adjustments determined under MFRS. Consequently, upon disposal of the foreign operations, those effects determined before the migration to IFRS will not be considered in the determination of disposal gains or losses.

During the reported periods, there were no subsidiaries whose functional currency was the currency of a hyperinflationary economy, which is generally considered to exist when the cumulative inflation rate over the last three years is approaching, or exceeds, 100%. In a hyperinflationary economy, the accounts of the subsidiary’s statements of operations should be restated to constant amounts as of the reporting date, in which case, both the balance sheet accounts and the statements of operations accounts would be translated to pesos at the closing exchange rates of the year.

The most significant closing exchange rates and the approximate average exchange rates for balance sheet accounts and income statement accounts, respectively, as of December 31 2011 and 2010, as well as for the opening balance sheet accounts under IFRS as of January 1, 2010, were as follows:

	2011		2010
Currency	Closing	Average	Closing	Average	January 1, 2010
United States Dollar	13.9600	12.4800	12.3600	12.6700	13.0900
Euro	18.1017	17.4204	16.4822	16.7106	18.7402
British Pound Sterling	21.6939	20.0321	19.2854	19.5404	21.1436
Colombian Peso	0.0072	0.0067	0.0065	0.0067	0.0064
Egyptian Pound	2.3151	2.0952	2.1285	2.2410	2.3823
Philippine Peso	0.3184	0.2886	0.2819	0.2813	0.2833

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

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

E)	CASH AND INVESTMENTS (note 7)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are easily convertible into cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Other investments which are easily convertible into cash are recorded at their market value. Gains or losses resulting from changes in market values and accrued interest are included in the statements of operations as part of other financial income (expense), net.

The amount of cash and investments in the balance sheet includes restricted cash and investments, comprised of deposits in margin accounts that guarantee several of CEMEX’s obligations, to the extent that the restriction will be lifted in less than three months from the balance sheet date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and investments are offset against the liabilities that CEMEX has with its counterparties.

F)	TRADE ACCOUNTS RECEIVABLE AND OTHER CURRENT ACCOUNTS RECEIVABLE (notes 8, 9)

According to IAS 39, Financial instruments: recognition and measurement (“IAS 39”), items under this caption are classified as “loans and receivables”, which are recorded at their amortized cost, which is represented by the net present value of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts as well as impairment of other current accounts receivable are recognized against administrative and selling expenses.

Trade receivables sold under securitization programs, in which CEMEX maintains a residual interest in the trade accounts receivable sold in case of recovery failure, as well as continued involvement in such assets, do not qualify for derecognition and are maintained on the balance sheet.

G)	INVENTORIES (note 10)

Inventories are valued using the lower of cost and net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results for the period. Advances to suppliers of inventory are presented as part of other short-term accounts receivable.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

H)	OTHER INVESTMENTS AND NON-CURRENT RECEIVABLES (note 12B)

As part of the category of “loans and receivables” under IAS 39, non-current accounts receivable, as well as investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in net present value are recognized in the statements of operations as part of other financial income (expenses), net.

Investments in financial instruments held for trading, as well as those investments available for sale, classified under IAS 39, are recognized at their estimated fair value, in the first case through the statements of operations as part of other financial income (expenses), net, and in the second case, changes in valuation are recognized as part of other comprehensive income (loss) of the period within other equity reserves until their time of disposition, when all valuation effects accrued in equity are reclassified to other financial income (expenses), net in the statements of operations. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.

I)	PROPERTY, MACHINERY AND EQUIPMENT (note 13)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. As described in note 27, in its opening balance sheet under IFRS as of January 1, 2010, CEMEX elected to determine the deemed cost of several items of its property, machinery and equipment at their estimated fair value at the date of transition, including land, mineral reserves and major equipments. In general, CEMEX maintained the same carrying amount that vehicles, office equipment and other minor assets had under MFRS at the date of transition to IFRS.

Depreciation of fixed assets is recognized as part of cost and operating expenses (note 4), and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2011, the maximum average useful lives by category of fixed assets were as follows:

Years
Administrative buildings	33
Industrial buildings	32
Machinery and equipment in plant	18
Ready-mix trucks and motor vehicles	7
Office equipment and other assets	6

CEMEX capitalizes, as part of the historical cost of fixed assets, interest expense arising from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Other costs, including periodic maintenance on fixed assets, are expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

J)	BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 14)

Business combinations are recognized using the purchase method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2K). Goodwill can be adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the statements of operations as incurred. As permitted by IFRS 1, CEMEX elected not to revisit business combinations incurred before the date of transition to IFRS as of January 1, 2010.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated with the assets are identified and there is evidence of control over such benefits. Intangible assets are presented at their acquisition or development cost. Such assets are classified as having a definite or indefinite life; the latter are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method and recognized as part of costs and operating expenses (note 4).

In May 2011, IASB issued IFRS 13, Fair value measurements (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 13 defines: a) fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, that is, an exit price or a market-based measurement; b) a conceptual framework for measuring fair value, establishing the hierarchy of fair values and mandating the use of observable market values, when available, over other valuation techniques; and c) disclosures about fair value measurements. IFRS 13 does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. CEMEX adopted IFRS 13 as of January 1, 2010. Based on IFRS 13, CEMEX modified the value of certain extraction permits considering that as of the date of transition to IFRS, there were better indicators of fair value as compared to the carrying amount related to such permits under MFRS (note 27).

Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Startup costs are recognized in the statements of operations as they are incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The technology and energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2011 and 2010, total combined expenses of these departments were approximately Ps487 (US$39) and Ps519 (US$41), respectively. Development costs are capitalized only if they meet the definition of intangible asset mentioned above.

Initial stripping costs incurred to gain access to the mineral reserves of a determined quarry are capitalized and amortized during the useful life of the quarry based on the estimated tons of material to be extracted. Ongoing stripping costs in the same quarry are expensed as incurred.

Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

extracting a mineral resource, which are not significant in CEMEX, are capitalized when future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment.

CEMEX’s extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector, and the expected life of the related reserves. As of December 31, 2011, except for extraction rights and/or otherwise indicated, CEMEX’s intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

K)	IMPAIRMENT OF LONG LIVED ASSETS (notes 13, 14)

Property, machinery and equipment, intangible assets of definite life and other investments

Property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered, in which case an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use or disposal of the asset.

Goodwill and intangible assets of indefinite life

Goodwill and other intangible assets of indefinite life are tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the reporting units, which consists of the higher of the reporting units’ fair value, less cost to sell such reporting units, and the reporting units’ value in use, represented by the discounted amount of estimated future cash flows to be generated by such reporting units to which those net assets relate. CEMEX determines initially its discounted cash flows over periods of 5 to 10 years, depending on each specific country’s economic cycle. If the value in use of a reporting unit is lower than its corresponding carrying amount, CEMEX determines the fair value of its reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. A reporting unit refers to a group of one or more cash generating units. An impairment loss is recognized within other expenses, net, if the recoverable amount is lower than the net book value of the reporting unit. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The geographic segments reported by CEMEX (note 3), each comprised of by multiple cash generating units, also represent the reporting units for purposes of testing goodwill for impairment, considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. CEMEX uses specific pre-tax discount rates for each reporting unit, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit.

L)	FINANCIAL LIABILITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (note 15)

Debt

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized in the balance sheet within “Other accounts payable and accrued expenses” against financial expense. During 2011 and 2010, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings are capitalized and amortized as interest expense as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees.

Capital leases

Capital leases, in which CEMEX has substantially all risks and rewards associated with the ownership of an asset, are recognized as financing liabilities against a corresponding fixed asset for the lesser between the market value of the leased asset and the net present value of future minimum payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. Among others elements, the main factors that determine a capital lease are: a) if ownership title of the asset is transferred to CEMEX at the end of the contract; b) if CEMEX has a bargain purchase option to acquire the asset at the end of the lease term; c) if the lease term covers the majority of the useful life of the asset; and/or d) if the net present value of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

Financial instruments with components of both liability and equity

Based on IAS 32, Financial instruments: presentation (“IAS 32”) and IAS 39, when a financial instrument contains components of both liability and equity, such as a note that at maturity is convertible into a fixed number of CEMEX’s shares and the currency in which the instrument is denominated is the same as the functional currency of the issuer, each component is recognized separately in the balance sheet according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the net present value of interest payments on the principal amount using a market interest rate, without assuming any early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves” net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 2P). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the statements of operations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Derivative financial instruments

In compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements, CEMEX uses derivative financial instruments (“derivative instruments”), mainly in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both; as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions; (ii) purchases of certain commodities; and (iii) CEMEX’s net investments in foreign subsidiaries.

CEMEX recognizes all derivative instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Other financial expense, net” for the period in which they occur, except for changes in fair value of derivative instruments associated to cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2D), which reversal to earnings would take place upon disposal of the foreign investment. For the years ended December 31, 2011 and 2010, CEMEX has not designated any fair value hedges.

Accrued interest generated by interest rate derivative instruments, when applicable, is recognized as financial expense in the relevant period, adjusting the effective interest rate of the related debt.

CEMEX reviews its different contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the balance sheet as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal. According to IFRS 13, the estimated fair value represents the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparties’ risk, that is, an exit price. Occasionally, there is a reference market that provides the estimated fair value; in the absence of such market, such value is determined by the net present value of projected cash flows or through mathematical valuation models.

Put options granted for the purchase of non controlling interests and associates

Represent agreements by means of which CEMEX commits to acquire, in case the counterparty exercises its right to sell at a future date at a predefined price formula, the shares of a non-controlling interest in a subsidiary of CEMEX or an associate. In respect of a put option granted for the purchase of a non-controlling interest in a CEMEX subsidiary, to the extent the put option is exercisable at the measurement date, CEMEX recognizes a liability for the net present value of the obligation as of the financial statements’ date against the controlling interest within stockholders’ equity. In respect of a put option granted for the purchase of an associate, CEMEX would recognize a liability against a loss in the statements of operations, to the extent the put option is exercisable at the measurement date, whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, had the counterparty exercised its right to sell.

M)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Restructuring (note 16)

CEMEX recognizes provisions for restructuring costs only when the restructuring plans have been properly finalized and authorized by management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 16)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to the passage of time is charged to “Other financial expenses, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs related to remediation of the environment (notes 16 and 23)

Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 22 and 23)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

N)	PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS (note 17)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans, other postretirement benefits and termination benefits

Based on IAS 19, Employee benefits (“IAS19”), CEMEX recognizes the costs associated with employees’ benefits for: a) defined benefit pension plans; and b) other postretirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law. These costs are recognized as services are rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. The actuarial assumptions consider the use of nominal rates. For certain

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

pension plans, irrevocable trust funds have been created to cover future benefit payments. These assets are valued at their estimated fair value at the balance sheet date. The expected rates of return on plan assets are determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The interest cost related to the increase in the liability by the passage of time, as well as the expected return on plan assets for the period, are recognized within “Other financial expenses, net.”

The effects from modifications to the pension plans that affect the cost of past services, are recognized within operating costs and expenses during the periods in which such modifications become effective with respect to the employees, or immediately if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or reduce significantly the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

The actuarial gains and losses, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized in the period in which they are incurred as part of other comprehensive income or loss for the period within stockholders’ equity.

As permitted by IFRS 1, in the transition to IFRS as of January 1, 2010, CEMEX reduced to zero all actuarial gains and losses accrued and pending for application under MFRS, under which they were previously amortized to the operating results of future periods during the average remaining service life of the employees (note 27).

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

O)	INCOME TAXES (note 18)

Based on IAS 12, Income taxes (“IAS 12”), the effects reflected in the statements of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax loss carryforwards as well as other recoverable taxes and tax credits, subject to a recoverability analysis. Deferred income taxes for the period represent the difference between balances of deferred income at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

For the recognition of deferred tax assets derived from net operating losses and their corresponding valuation reserve, CEMEX analyses the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration, CEMEX would increase its valuation reserve. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, every reporting period, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

The income tax effects from an uncertain tax position are recognized when it is more-likely-than-not that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The more-likely-than-not threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are recognized. CEMEX’s policy is to recognize interest and penalties related to unrecognized tax benefits as part of the income tax in the consolidated statements of operations.

P)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 19A)

These items represent the value of stockholders’ contributions, and include increases related to the recapitalization of retained earnings and the recognition of executive compensation programs in CEMEX’s CPOs.

Other equity reserves (note 19B)

This caption groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the elements presented in the statements of comprehensive income (loss). Comprehensive income (loss) for the period includes, in addition to net income (loss), certain changes in stockholders’ equity during a period, not resulting from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income (loss) for the period:

•

Currency translation effects from the translation of foreign subsidiaries’ financial statements, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties balances that are of a long-term investment nature (note 2D);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2L);

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

•	Changes in fair value during the tenure of available-for-sale investments until their disposal (note 2H); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income for the period:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The equity component of outstanding mandatorily convertible securities into shares of the Parent Company (note 15B). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated subsidiaries.

Retained earnings (note 19C)

Retained earnings represent the cumulative net results of prior accounting periods, net of dividends declared to stockholders, and net of any recapitalizations of retained earnings. In addition, as described in note 27, retained earnings also include the effects generated from initial adoption of IFRS as of January 1, 2010 according to IFRS 1.

Non-controlling interest and perpetual debentures (note 19D)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the amount as of the balance sheet date of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

Q)	REVENUE RECOGNITION

CEMEX’s consolidated net sales represent the value, before tax on sales, of revenues originated by products and services sold by consolidated subsidiaries as a result of their ordinary activities, after the elimination of transactions between related parties, and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk of property on the goods purchased, not acting as agent or broker.

Revenue and costs associated with construction contracts are recognized in the period in which the work is performed by reference to the stage of completion of the contract activity at the end of the period, considering

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

that the following have been defined: a) each party’s enforceable rights regarding the asset to be constructed; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

R)	COST OF SALES, ADMINISTRATIVE AND SELLING EXPENSES AND DISTRIBUTION EXPENSES

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production and expenses related to storage in production plants. Cost of sales excludes expenses related to personnel, equipment and services involved in sale activities and storage of product at points of sales, as well as costs related to warehousing of products at the selling points, which are included as part of the administrative and selling expenses. Cost of sales includes freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business, but excludes freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of the distribution expenses line item.

For the years ended December 31, 2011 and 2010, selling expenses included as part of the selling and administrative expenses line item amounted to Ps8,079 and Ps7,858, respectively.

S)	EXECUTIVE STOCK-BASED COMPENSATION (note 20)

Based on IFRS 2, Share-based payments (“IFRS 2”), stock awards based on CEMEX shares granted to executives are defined as equity instruments, when services received from employees are settled delivering CEMEX’s shares; or as liability instruments, when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in CEMEX’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the statements of operations during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

T)	EMISSION RIGHTS

In some of the countries where CEMEX operates, such as in countries of the European Union (“EU”), governments have established mechanisms aimed at reducing carbon-dioxide emissions (“CO2”) by means of which, industries releasing CO2 must submit to the environmental authorities at the end of a compliance period, emission rights for a volume equivalent to the tons of CO2 released. Since the mechanism for emissions reduction in the EU has been in operation, a certain number of emission rights based on historical levels have been granted by the environmental authorities to the different industries free of cost. Therefore, companies should buy additional emission rights to meet deficits between actual CO2 emissions during the compliance period and emission rights held or can dispose of any surplus of emission rights in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

In the absence of an IFRS that defines an accounting treatment for these schemes, CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•	Emission rights granted by governments are not recognized in the balance sheet considering their cost is zero.

•

Revenues from the sale of any surplus of emission rights are recognized by decreasing cost of sales; in the case of forward sale transactions, revenues are recognized upon physical delivery of the emission certificates.

•

Emission rights and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the emission certificates.

•

CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs.

•

CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred with authorities in the process of obtaining such CERs.

•	CEMEX does not maintain emission rights, CERs and/or forward transactions with trading purposes.

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU, has generated a surplus of emission rights held over the estimated CO2 emissions. From the consolidated surplus of emission rights, during 2011 and 2010, CEMEX sold an aggregate amount of approximately 13.4 million certificates, receiving revenues of approximately Ps1,518 and Ps1,417, respectively.

U)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of December 31, 2011, 2010 and 2009, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

V)	NEWLY ISSUED IFRSs NOT YET EFFECTIVE

Standards issued as of the date of issuance of these financial statements but not effective as of December 31, 2011 are listed below. Except as otherwise indicated, CEMEX expects to adopt these IFRS standards when they become effective.

Amendments to IAS 12: Deferred tax — Recovery of underlying assets. Amends IAS 12 by creating an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. In specified circumstances, such as when the deferred tax liability or asset arises from investment property or property, plant and equipment or intangible assets, the measurement of deferred tax liabilities and assets should reflect a rebuttable presumption that the carrying amount of the underlying asset will be recovered entirely by sale. Standing Interpretations Committee 21, Income Taxes — Recovery of Revalued Non-Depreciable Assets (“SIC 21”), is no longer applicable to investment properties

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

carried at fair value. The remaining guidance from SIC 21 was added to IAS 12, which requires businesses to measure the deferred tax relating to an asset to be measured based upon the expectation that the carrying amount of the asset will be recovered by selling the asset or using it. The amendments are effective January 1, 2012. CEMEX does not expect the application of the revised standard to have an impact on its consolidated financial statements.

In January 2011, the IASB amended IFRS 7, Financial instruments: Disclosures. The amendment is effective for CEMEX beginning on January 1, 2012, with earlier adoption permitted. The amendment relates to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity’s financial position. CEMEX would modify its current disclosures regarding transfers of financial assets as required by the revised standard, if applicable.

In January 2011, the IASB issued IFRS 9, Financial instruments: classification and measurement (“IFRS 9”), which as issued, reflects the first phase of the IASB work on the replacement of IAS 39. In subsequent phases, the IASB will address hedge accounting and derecognition. IFRS 9 introduces new requirements for the classification and measurement of financial assets and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The adoption of this standard will have an effect on the classification and measurement of CEMEX’s financial assets and financial liabilities. CEMEX is currently evaluating the impact and will quantify the effect in conjunction with the other phases, when issued, to make a comprehensive analysis.

In May 2011, the IASB issued IFRS 10, Consolidated financial statements (“IFRS 10”), effective beginning January 1, 2013. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in SIC 12, Consolidation — Special Purpose Entities and IAS 27. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This standard also provides additional guidance to assist in the determination of control where this is difficult to assess. CEMEX does not expect the application of IFRS 10 to have an impact on its consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint arrangements (“IFRS 11”), effective beginning January 1, 2013, which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring their classification, according to their legal form and other characteristics, as: a) joint operations, in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities relating to the arrangement; or b) joint ventures, in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The equity method should be applied as the single method to account for interests in joint ventures. Meanwhile, joint operators should account for their interests in joint operations line-by-line considering their share in the assets, liabilities, revenues and expenses of the arrangement. In conjunction with the issuance of IFRS 11, IAS 28 was amended. CEMEX does not expect the application of IFRS 11 to have an impact on its consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of interests in other entities (“IFRS 12”), effective beginning January 1, 2013, which is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 will require an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

position, financial performance and cash flows. CEMEX would modify its current disclosures regarding interest in other entities as required by IFRS 12, if applicable.

In May 2011, the IASB issued IFRS 13, effective beginning January 1, 2013 with earlier application permitted. IFRS 13 provides new guidance on fair value measurement and disclosure requirements. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements. As mentioned in note 2J, as permitted by IFRS 1, CEMEX early adopted IFRS 13 as of January 1, 2010, concurrent with its transition to IFRS (note 27).

In June 2011, the IASB amended IAS 19, which provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 intend to provide investors and other users of financial statements with a better understanding of an entity’s obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flows. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the ‘corridor method’, and further aligns IFRS with Generally Accepted Accounting Principles in the United States (“US GAAP”). The amendments to IAS 19 are effective for CEMEX beginning January 1, 2013, with earlier application permitted. CEMEX is currently evaluating the impact of adopting this amended standard; nonetheless, CEMEX does not expect a significant impact on its consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of financial statements (“IAS 1”), in order to improve the quality of the presentation of other comprehensive income (“OCI”) and align the presentation of OCI in financial statements prepared in accordance with IFRS with those prepared in accordance with US GAAP. The amendments require companies to group together items within OCI that may be reclassified to the profit or loss section of the income statements. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective for CEMEX beginning on January 1, 2012. CEMEX does not expect the application of amended IAS 1 to have an impact on its consolidated financial statements.

In December 2011, the IASB amended IAS 32, for disclosure requirements for the offsetting of assets and liabilities on the statement of financial position. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective beginning January 1, 2014 and require retrospective application. CEMEX is currently evaluating the impact of adopting this amended standard; nonetheless, CEMEX does not expect a significant impact on its consolidated financial statements.

3.	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Operating segments are defined as the components of an entity oriented to the production and sale of goods and services, which are subject to risks and benefits different from those associated with other business segments. CEMEX operates principally in the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates.

CEMEX operates geographically on a regional basis. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates. The country manager, who is one level below the regional president in the organizational structure, reports the operating results of the country manager’s business unit to the regional president, including all the operating sectors. CEMEX’s top management internally

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

evaluates the results and performance of each country and region for decision-making purposes, following a vertical integration approach. According to this approach, in CEMEX’s daily operations, management allocates economic resources on a country basis rather than on an operating component basis. During April 2011, CEMEX’s operations were reorganized into six geographical regions, each under the supervision of a regional president: 1) Mexico, 2) Unites States, 3) Northern Europe, 4) Mediterranean, 5) South America and the Caribbean, and 6) Asia. Selected financial information by geographic operating segment for 2010 has been reclassified as applicable in order to be comparable to the new organization in 2011. The major changes as compared to the previous organization are the creation of the “Mediterranean” region with Spain and Croatia, formerly part of the extinguished “Europe” region, and Egypt and Israel, formerly part of the extinguished “Africa and Middle East” region, among others.

The main indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA”, representing operating income plus depreciation and amortization, considering that such amount represents a relevant measure for CEMEX’s management as an indicator of the ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX’s ability to service or incur debt (note 15). Operating EBITDA should not be considered as an indicator of CEMEX’s financial performance, as alternative to cash flow, as a measure of liquidity or as being comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2. CEMEX recognizes sales and other transactions between related parties based on market values.

Selected information of the consolidated statements of operations by geographic operating segment for the years ended December 31, 2011 and 2010 was as follows:

2011	Net sales (including related parties)		Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating income (loss)	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	43,361	(924)	42,437	15,536	2,391	13,145	(963)	(528)	590
United States		32,759	(86)	32,673	(1,106)	6,801	(7,907)	(322)	(373)	(132)
Northern Europe
United Kingdom		15,757	—	15,757	1,034	1,181	(147)	(257)	(160)	(99)
Germany		15,975	(1,015)	14,960	1,215	1,041	174	(236)	(55)	(130)
France		14,170	—	14,170	1,580	524	1,056	(171)	(79)	7
Rest of Northern Europe 1		14,278	(650)	13,628	1,658	1,010	648	(1,127)	(66)	(227)
Mediterranean
Spain		7,142	(108)	7,034	1,575	681	894	(498)	(679)	301
Egypt		6,516	(13)	6,503	2,891	469	2,422	(71)	(5)	—
Rest of Mediterranean 2		7,762	(39)	7,723	962	280	682	(121)	(32)	(35)
South America and the Caribbean
Colombia		8,533	—	8,533	3,020	452	2,568	(302)	(135)	(168)
Rest of South America and the Caribbean 3		14,852	(1,689)	13,163	3,868	912	2,956	(240)	(35)	9
Asia
Philippines		3,701	(44)	3,657	617	259	358	(53)	(5)	7
Rest of Asia 4		2,597	—	2,597	155	104	51	(34)	(2)	(11)
Others 5		14,857	(7,805)	7,052	(3,405)	1,431	(4,836)	(1,054)	(14,473)	(2,326)

Total	Ps	202,260	(12,373)	189,887	29,600	17,536	12,064	(5,449)	(16,627)	(2,214)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Selected information of the statements of operations by geographic operating segment — continued.

2010	Net sales (including related parties)		Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating income (loss)	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	42,907	(744)	42,163	14,495	2,561	11,934	(854)	(447)	(219)
United States		31,575	(70)	31,505	(903)	7,467	(8,370)	(2,413)	(460)	(137)
Northern Europe
United Kingdom		14,320	—	14,320	508	1,231	(723)	164	(139)	(256)
Germany		13,524	(864)	12,660	753	1,023	(270)	(112)	(50)	(128)
France		12,179	—	12,179	1,172	656	516	(98)	(72)	(10)
Rest of Northern Europe 1		11,677	(454)	11,223	903	1,015	(112)	(50)	(66)	201
Mediterranean
Spain		8,013	(110)	7,903	1,768	721	1,047	(693)	(732)	(24)
Egypt		8,053	(174)	7,879	4,175	476	3,699	(141)	(8)	15
Rest of Mediterranean 2		7,253	(178)	7,075	770	299	471	(30)	(28)	(87)
South America and the Caribbean
Colombia		6,964	(8)	6,956	2,556	377	2,179	(161)	(57)	(264)
Rest of South America and the Caribbean 3		12,315	(1,588)	10,727	3,299	837	2,462	(279)	(68)	63
Asia
Philippines		4,014	—	4,014	1,242	246	996	(7)	(4)	(88)
Rest of Asia 4		2,512	—	2,512	197	101	96	(69)	(2)	16
Others 5		8,216	(1,691)	6,525	(1,091)	2,098	(3,189)	(1,592)	(12,620)	395

Total	Ps	183,522	(5,881)	177,641	29,844	19,108	10,736	(6,335)	(14,753)	(523)

The information of equity in income of associates by geographic operating segment for the years ended December 31, 2011 and 2010 is included in note 12A.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

As of December 31, 2011 and 2010 and January 1, 2010, selected segment information of balance sheet by geographic segment was as follows:

December 31, 2011	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
Mexico	Ps	841	77,031	77,872	21,858	56,014	2,612
United States		44	235,976	236,020	10,487	225,533	875
Northern Europe
United Kingdom		201	31,765	31,966	18,797	13,169	607
Germany		96	13,877	13,973	7,576	6,397	340
France		622	15,311	15,933	5,861	10,072	289
Rest of Northern Europe 1		108	18,317	18,425	6,030	12,395	501
Mediterranean
Spain		161	47,160	47,321	31,603	15,718	501
Egypt		—	7,819	7,819	4,052	3,767	175
Rest of Mediterranean 2		7	9,916	9,923	3,438	6,485	273
South America and the Caribbean
Colombia		—	15,318	15,318	5,161	10,157	179
Rest of South America and the Caribbean 3		25	19,980	20,005	4,656	15,349	484
Asia
Philippines		—	8,786	8,786	2,716	6,070	494
Rest of Asia 4		—	2,432	2,432	853	1,579	69
Corporate 5		4,568	16,384	20,952	238,087	(217,135)	27
Others 5		1,860	13,047	14,907	8,774	6,133	151

Total	Ps	8,533	533,119	541,652	369,949	171,703	7,577

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Selected information of the balance sheet by geographic operating segment — continued.

December 31, 2010	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
Mexico	Ps	803	75,613	76,416	18,183	58,233	1,265
United States		297	209,216	209,513	23,243	186,270	945
Northern Europe
United Kingdom		227	29,041	29,268	16,567	12,701	657
Germany		72	13,122	13,194	6,755	6,439	593
France		633	13,882	14,515	6,973	7,542	294
Rest of Northern Europe 1		97	18,229	18,326	4,811	13,515	584
Mediterranean
Spain		155	39,715	39,870	29,416	10,454	589
Egypt		—	7,324	7,324	3,206	4,118	315
Rest of Mediterranean 2		9	9,209	9,218	3,010	6,208	222
South America and the Caribbean
Colombia		—	13,808	13,808	5,829	7,979	241
Rest of South America and the Caribbean 3		22	16,731	16,753	3,602	13,151	775
Asia
Philippines		—	7,745	7,745	2,042	5,703	181
Rest of Asia 4		—	2,393	2,393	836	1,557	53
Corporate 5		4,374	11,833	16,207	195,950	(179,743)	135
Others 5		1,676	28,655	30,331	1,271	29,060	114

Total	Ps	8,365	496,516	504,881	321,694	183,187	6,963

January 1, 2010	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment
Mexico	Ps	790	77,344	78,134	20,925	57,209
United States		2,502	231,090	233,592	29,316	204,276
Northern Europe
United Kingdom		257	32,852	33,109	21,259	11,850
Germany		90	15,487	15,577	8,305	7,272
France		738	16,168	16,906	9,189	7,717
Rest of Northern Europe 1		107	21,652	21,759	5,845	15,914
Mediterranean
Spain		212	51,189	51,401	41,146	10,255
Egypt		—	8,650	8,650	4,366	4,284
Rest of Mediterranean 2		9	10,437	10,446	3,009	7,437
South America and the Caribbean
Colombia		—	13,742	13,742	5,896	7,846
Rest of South America and the Caribbean 3		25	17,468	17,493	5,080	12,413
Asia
Philippines		—	7,959	7,959	2,123	5,836
Rest of Asia 4		—	3,215	3,215	792	2,423
Corporate 5		4,492	8,528	13,020	160,643	(147,623)
Others 5		1,846	28,702	30,548	19,053	11,495

Total	Ps	11,068	544,483	555,551	336,947	218,604

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Total consolidated liabilities as of December 31, 2011 and 2010 and January 1, 2010 included debt of Ps208,471, Ps194,394 and Ps210,446, respectively. Of such balances, 31%, 23% and 27% was in the Parent Company, 37%, 43% and 40% was in Spain, 30%, 31% and 29% was in finance subsidiaries in Holland, Luxembourg and the United States, and 2%, 2% and 4% was in other countries, as of December 31, 2011 and 2010 and January 1, 2010, respectively. The Parent Company and the finance subsidiaries mentioned above are included within the segment “Corporate.”

Net sales by product and geographic segment for the years ended December 31, 2011 and 2010 were as follows:

2011	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	28,215	12,618	2,387	10,477	(11,260)	42,437
United States		11,772	11,811	6,868	10,213	(7,991)	32,673
Northern Europe
United Kingdom		3,377	5,942	5,315	8,714	(7,591)	15,757
Germany		5,156	6,797	4,143	3,609	(4,745)	14,960
France		—	11,853	4,092	362	(2,137)	14,170
Rest of Northern Europe 1		6,155	6,917	2,184	1,207	(2,835)	13,628
Mediterranean
Spain		5,567	1,676	647	441	(1,297)	7,034
Egypt		5,917	490	26	197	(127)	6,503
Rest of Mediterranean 2		2,015	4,801	1,092	304	(489)	7,723
South America and the Caribbean
Colombia		6,600	2,779	486	774	(2,106)	8,533
Rest of South America and the Caribbean 3		11,164	3,037	449	813	(2,300)	13,163
Asia
Philippines		3,699	—	—	3	(45)	3,657
Rest of Asia 4		843	1,524	200	122	(92)	2,597
Others 5		—	—	—	14,689	(7,637)	7,053

Total	Ps	90,480	70,245	27,889	51,925	(50,652)	189,887

2010	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	27,911	11,233	1,622	10,723	(9,326)	42,163
United States		12,232	10,708	7,091	9,274	(7,800)	31,505
Northern Europe
United Kingdom		3,055	5,107	4,870	6,092	(4,804)	14,320
Germany		4,313	5,770	3,494	3,126	(4,043)	12,660
France		—	10,051	3,371	368	(1,611)	12,179
Rest of Northern Europe 1		4,874	5,459	1,924	1,088	(2,122)	11,223
Mediterranean
Spain		6,107	2,057	757	1,089	(2,107)	7,903
Egypt		7,050	702	41	413	(327)	7,879
Rest of Mediterranean 2		2,312	4,125	1,020	687	(1,069)	7,075
South America and the Caribbean
Colombia		5,612	2,021	283	626	(1,586)	6,956
Rest of South America and the Caribbean 3		10,139	2,732	337	404	(2,885)	10,727
Asia
Philippines		3,976	—	—	38	—	4,014
Rest of Asia 4		779	1,497	190	146	(100)	2,512
Others 5		—	—	—	7,660	(1,136)	6,525

Total	Ps	88,360	61,462	25,000	41,735	(38,916)	177,641

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Footnotes to the geographic segment tables presented above:

1	The segment “Rest of Northern Europe” refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
2	The segment “Rest of Mediterranean” includes mainly the operations in Croatia, the United Arab Emirates and Israel.
3	The segment “Rest of South America and the Caribbean” includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
4	The segment “Rest of Asia” includes the operations in Thailand, Bangladesh, China and Malaysia.
5	This segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

4)	DEPRECIATION AND AMORTIZATION

Depreciation and amortization recognized during 2011 and 2010 is detailed as follows:

	2011		2010
Depreciation and amortization expense related to assets used in the production process	Ps	13,918	14,574
Depreciation and amortization expense related to assets used in administrative and selling activities		3,618	4,534

	Ps	17,536	19,108

5)	OTHER EXPENSES, NET

Other expenses, net in 2011 and 2010, consisted of the following:

	2011		2010
Restructuring costs	Ps	(1,959)	(897)
Impairment losses (notes 11, 12B, 13 and 14)		(1,751)	(1,904)
Charitable contributions		(140)	(385)
Results from the sale of assets and others, net		(1,599)	(3,149)

	Ps	(5,449)	(6,335)

6)	OTHER FINANCIAL (EXPENSES) INCOME, NET

Other financial (expenses) income, net in 2011 and 2010, is detailed as follows:

	2011		2010
Financial income	Ps	489	483
Results from financial instruments (notes 12B and 15D)		(76)	(1,103)
Foreign exchange results		(1,919)	895
Effects of net present value on assets and liabilities and others, net		(708)	(798)

	Ps	(2,214)	(523)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

7.	CASH AND INVESTMENTS

Consolidated cash and investments consisted of:

	December 31, 2011		December 31, 2010	January 1, 2010
Cash and bank accounts	Ps	6,123	3,659	11,295
Fixed-income securities and other cash equivalents 1		10,005	4,695	2,809

		Ps16,128	8,354	14,104

1	As of December 31, 2011 and 2010, this caption includes approximately Ps4,103 and Ps195, respectively, for the Mexican promissory notes (“Certificados Bursátiles” or “CBs”) reserve (note 15A), as well as restricted deposits related to insurance contracts for approximately Ps425 and Ps185, respectively.

Based on net settlement agreements, as of December 31, 2011 and 2010 and January 1, 2010, the balance of cash and investments excludes deposits in margin accounts that guarantee several obligations of CEMEX for approximately Ps4,010, Ps2,918 and Ps3,962, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

8.	TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable consisted of:

	December 31, 2011		December 31, 2010	January 1, 2010
Trade accounts receivable	Ps	28,376	24,407	25,578
Allowances for doubtful accounts		(2,171)	(2,246)	(2,571)

		Ps26,205	22,161	23,007

As of December 31, 2011 and 2010 and January 1, 2010, trade accounts receivable include receivables of Ps12,733 (US$912), Ps9,968 (US$807) and Ps9,624 (US$735), respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, Spain, France and the United Kingdom; the latter forms part of the program in France and was initiated in 2011. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps3,181 as of December 31, 2011, Ps3,306 as of December 31, 2010 and Ps3,083 as of January 1, 2010. Therefore, the funded amount to CEMEX was Ps9,552 (US$684) as of December 31, 2011, including approximately Ps656 (US$47) of accounts receivable in France sold through factoring programs with recourse, Ps6,662 (US$539) as of December 31, 2010 and Ps6,541 (US$500) as of January 1, 2010.The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps390 (US$31) in 2011 and Ps368 (US$29) in 2010. CEMEX’s securitization programs are negotiated for specific periods and should be renewed at their maturity. The securitization programs outstanding as of December 31, 2011 in Mexico, the United States, Spain, France and the United Kingdom, were initiated or renewed during 2011 and mature in October 2015, May 2013, May 2016, March 2013 and March 2013, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation allowance for doubtful accounts in 2011 and 2010, were as follows:

	2011		2010
Allowances for doubtful accounts at beginning of period	Ps	2,246	2,571
Charged to selling expenses		338	353
Deductions		(695)	(609)
Business combinations		82	2
Foreign currency translation effects		200	(71)

Allowances for doubtful accounts at end of period	Ps	2,171	2,246

9.	OTHER ACCOUNTS RECEIVABLE

Consolidated other accounts receivable consisted of:

	December 31, 2011		December 31, 2010	January 1, 2010
Non-trade accounts receivable 1	Ps	1,964	2,390	1,226
Current portion of valuation of derivative instruments		6	7,446	1,254
Interest and notes receivable 2		2,284	1,922	3,144
Loans to employees and others		185	267	375
Refundable taxes		819	738	1,583

	Ps	5,258	12,763	7,582

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2	Includes Ps185 as of December 31, 2011, Ps221 as of December 31, 2010 and Ps235 as of January 1, 2010, representing the short-term portion of the investment arising from the settlement of derivative instruments related to perpetual debentures issued by CEMEX (notes 15C and 19D)

10.	INVENTORIES

Consolidated balances of inventories are summarized as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
Finished goods	Ps	6,437	5,541	5,157
Work-in-process		2,597	2,722	3,207
Raw materials		3,219	2,783	3,005
Materials and spare parts		5,328	4,383	5,053
Inventory in transit		517	301	233
Allowance for obsolescence		(444)	(513)	(482)

		Ps17,654	15,217	16,173

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

For the years ended December 31, 2011 and 2010, CEMEX recognized in the statements of operations, inventory impairment losses of approximately Ps19 in 2011 and Ps17 in 2010.

11.	OTHER CURRENT ASSETS

Consolidated other current assets consisted of:

	December 31, 2011		December 31, 2010	January 1, 2010
Advance payments	Ps	1,946	1,832	1,828
Assets held for sale		2,007	1,248	1,364

	Ps	3,953	3,080	3,192

As of December 31, 2011 and 2010 and January 1, 2010, advance payments include Ps549, Ps446 and Ps331, respectively, associated with advances to suppliers of inventory (note 2G). Assets held for sale are stated at their estimated realizable value and include real estate properties received in payment of trade receivables. During 2011 and 2010, CEMEX recognized within “Other expenses, net” impairment losses in connection with assets held for sale for approximately Ps190 and Ps420, respectively.

12.	INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

12A)	INVESTMENTS IN ASSOCIATES

The main investments in shares of associates were as follows:

	Activity	Country	%	December 31, 2011		December 31, 2010	January 1, 2010
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,566	4,366	4,491
Trinidad Cement Ltd	Cement	Trinidad	20.0		548	560	591
Cancem, S.A. de C.V.	Cement	Mexico	10.3		486	465	478
Société Méridionale de Carrières	Aggregates	France	33.3		253	264	331
Société d’Exploitation de Carrières	Aggregates	France	50.0		202	188	227
ABC Capital, S.A. Institución de Banca Múltiple 1	Financing	Mexico	49.0		371	333	301
Société des Ciments Antillais	Cement	French Antilles	26.0		136	124	173
Lehigh White Cement Company	Cement	United States	24.5		160	155	214
Ready Mix USA LLC	Concrete	United States	49.9		—	265	2,366
Other companies	—	—	—		1,811	1,645	1,896

				Ps	8,533	8,365	11,068

Out of which:
Book value at acquisition date				Ps	2,627	3,162	4,962
Changes in stockholders’ equity				Ps	5,906	5,203	6,106

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

1	Formerly ABC Capital, S.A. de C.V.S.F.O.M. until October 2, 2011.

Equity in loss of associates by geographic operating segment in 2011 and 2010 is detailed as follows:

	2011		2010
Mexico	Ps	(53)	32
United States		(204)	(648)
Northern Europe		146	78
Mediterranean		(8)	(3)
Corporate and Others		(215)	54

	Ps	(334)	(487)

Combined condensed balance sheet information of CEMEX’s associates as of December 31, 2011 and 2010 is set forth below:

	2011		2010
Current assets	Ps	15,728	17,194
Non-current assets		42,196	49,635

Total assets		57,924	66,829

Current liabilities		7,912	8,471
Non-current liabilities		21,190	24,635

Total liabilities		29,102	33,106

Total net assets	Ps	28,822	33,723

Combined selected information of the statements of operations of CEMEX’s associates in 2011 and 2010 is set forth below:

	2011		2010
Sales	Ps	15,736	18,798
Operating income		1,118	1,233
Income (loss) before income tax		(846)	608
Net income (loss)		(402)	444

In 2005, CEMEX and Ready Mix USA formed two joint ventures: a) CEMEX Southeast, LLC, the joint venture owned at 50.01% and consolidated by CEMEX, was comprised by the Demopolis cement plant in Alabama with an annual installed capacity of 0.9 million tons, the Clinchfield cement plant in Georgia with an annual installed capacity of 0.8 million tons, and 12 cement terminals; and b) Ready Mix USA LLC, the joint venture owned at 50.01% and consolidated by Ready Mix USA, was comprised by 10 sand and gravel pits, 149 concrete plants and 20 block plants located throughout the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia, and the Florida Panhandle. In January 2008, as part of the joint venture agreements, CEMEX contributed and sold certain assets located also in Georgia, Tennessee and Virginia to Ready Mix USA, LLC for approximately US$380 of which US$120 represented the sale of assets and was received in cash. On February 22, 2010, Ready Mix USA LLC sold 12 quarries located in Georgia, Tennessee and Virginia and certain other assets to SPO Partners & Co. for US$420. The assets were deemed non strategic by CEMEX and Ready Mix USA. The proceeds from the sale were partly used to reduce debt held by Ready Mix USA LLC, and to effect a cash distribution of approximately US$100 to each joint venture partner.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Starting on June 30, 2008, Ready Mix USA had the right, but not the obligation, to sell its interests in both joint ventures to CEMEX. On September 30, 2010, Ready Mix USA exercised its put option. The purchase price was determined on March 31, 2011 and could have been paid at CEMEX election until September 30, 2011. Based on IAS 27, Ready Mix USA LLC was consolidated beginning March 31, 2011. Nonetheless, control was not transferred to CEMEX until August 12, 2011, date in which CEMEX paid and concluded the acquisition of the two joint ventures (note 14A). As of December 31 and January 1, 2010, CEMEX recognized a liability for approximately Ps26 (US$2) and Ps65 (US$5), respectively, in connection with the fair value of Ready Mix USA’s non-controlling interest in CEMEX Southeast, LLC.

In April 2010, as allowed by its debt agreements, CEMEX announced its plans to contribute, as an initial investment up to US$100 for a non-controlling interest in a vehicle that would invest in the cement and related industries originally named Blue Rock Cement Holdings S.A. which is now named TRG Blue Rock HBM Holdings S.à.r.l. (“Blue Rock -TRG”) and managed by entities that are part of The Rohatyn Group. Initially, a project in Peru, which consisted of the construction of a new cement plant with an initial production capacity of approximately one million metric tons per year, had been identified. As of December 31, 2011, this and/or other projects in Peru are still being considered. Depending on funds raised from third-party investors and the availability of financing, Blue Rock—TRG may decide to invest in different assets in the cement industry and/or related industries and/or enter into operating contracts providing for our assistance in the development, building and operation of the invested assets, if any. As of December 31, 2011, CEMEX had not made any investment.

12B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

Consolidated other investments and non-current accounts receivable were summarized as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
Non-current portion of valuation of derivative financial instruments	Ps	1,787	1,537	6,512
Non-current accounts receivable and other investments 1		5,926	12,886	14,795
Investments available-for-sale 2		2,513	—	—
Investments held for trading 3		369	551	688

	Ps	10,595	14,974	21,995

1	Includes, among other concepts: a) Ps6,203 as of December 31, 2010 and Ps6,147 as of January 1, 2010 related to CEMEX’s net investment in its expropriated assets in Venezuela; b) as of December 31, 2011 and 2010 and January 1, 2010, advances to suppliers of fixed assets for approximately Ps216, Ps204 and Ps675, respectively; c) Ps632 as of December 31, 2011, Ps726 as of December 31, 2010 and Ps1,011 as of January 1, 2010 of the investment resulting from the settlement of derivative instruments associated with the perpetual debentures, which is used to pay coupons under such instruments (notes 15D and 19D); and d) Ps1,144 as of December 31, 2010 and Ps916 as of January 1, 2010 of a restricted investment maintained for purchases of cement, concrete and/or aggregates businesses. In 2011, considering the lack of investment projects, the restrictions were lifted and the funds were used for general corporate purposes. CEMEX recognized impairment losses of non-current accounts receivable in the Caribbean and the United States for approximately Ps167 in 2011 and in the United States for approximately Ps129 in 2010 (note 5).
2	As of December 31, 2011, CEMEX maintained PDVSA notes as available-for-sale investments with a notional amount of approximately US$203 (Ps2,834) and a fair value of approximately US$180 (Ps2,513). During 2011, changes in valuation of these investments generated a loss of approximately Ps58 recognized as part of other comprehensive loss within other equity reserves.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

3	This line item includes: a) Ps59 as of December 31, 2011, Ps94 as of December 31, 2010 and Ps156 as of January 1, 2010 of an investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”); and b) investments in private funds for Ps310 as of December 31, 2011, Ps457 as of December 31, 2010 and Ps532 as of January 1, 2010. In 2011 and 2010, no contributions were made to such private funds.

Nationalization of CEMEX Venezuela

On August 18, 2008, the Government of Venezuela expropriated all businesses, assets and shares of CEMEX in Venezuela and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (“ICSID”), seeking international arbitration claiming that the nationalization and seizure of CEMEX’s facilities located in Venezuela did not comply with the terms of the existing treaty for the protection of investments between Venezuela and the Netherlands and with international law because CEMEX had not received compensation and no public purpose was proven. On December 13, 2011, CEMEX and the Government of Venezuela, through its public entity Corporación Socialista de Cemento, S.A., concluded a settlement agreement by means of which, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of US$240; and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”), with nominal value and interest income to maturity totaling approximately US$360. Additionally, as part of the settlement, all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable, net of approximately US$154. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately US$503 and recognized a settlement gain in the statement of operations for 2011 of approximately US$25, which includes the write-off of the currency translation effects accrued in equity.

13.	PROPERTY, MACHINERY AND EQUIPMENT

Consolidated property, machinery and equipment consisted of:

	December 31, 2011		December 31, 2010	January 1, 2010
Land and mineral reserves 1	Ps	81,136	75,164	80,626
Buildings 1		43,824	39,009	39,509
Machinery and equipment 2		183,683	165,154	172,157
Construction in progress		14,974	13,016	18,204
Accumulated depreciation and depletion		(89,908)	(71,072)	(64,373)

	Ps	233,709	221,271	246,123

1	Include a corporate building and its land sold in 2011, which were leased back not incurring in any change on the carrying amount or gain or loss on the transaction. The aggregate carrying amount of these assets as of December 31, 2011 was approximately Ps554.
2	Includes assets, mainly mobile equipment, acquired in 2011 through capital leases, which carrying amount as of December 31, 2011 was approximately Ps1,519. In 2010, there were no significant capital leases.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Changes in property, machinery and equipment in 2011 and 2010, were as follows:

	2011		2010
Cost of property, machinery and equipment at beginning of period	Ps	292,343	310,496
Accumulated depreciation and depletion at beginning of period		(71,072)	(64,373)
Net book value at beginning of period		221,271	246,123
Capital expenditures		5,943	6,875
Additions through capital leases		1,519	—
Capitalization of financial expense		115	88

Total additions		7,577	6,963
Disposals 1		(2,829)	(2,797)
Reclassifications 2		—	1,169
Additions through business combinations		5,166	38
Depreciation and depletion for the period		(14,457)	(15,337)
Impairment losses		(1,249)	(1,161)
Foreign currency translation effects		18,230	(13,727)

Cost of property, machinery and equipment at end of period		323,617	292,343
Accumulated depreciation and depletion at end of period		(89,908)	(71,072)

Net book value at end of period	Ps	233,709	221,271

1	In 2011, includes sales of non-strategic fixed assets in the United Kingdom, Mexico and the United States for Ps424, Ps567 and Ps968, respectively. In 2010, includes sales of non-strategic fixed assets in the Unites States and Mexico for Ps1,140 and Ps749, respectively.
2	In 2010, refers to the capitalization of advances to suppliers of fixed assets during the period.

As a result of impairment tests conducted on several cash generating units considering certain triggering events, mainly the closing and/or reduction of operations of cement and ready-mix plants resulting from adjusting the supply to current demand conditions, and the transferring of installed capacity to more efficient plants, CEMEX adjusted the related fixed assets to their estimated value in use, when the assets continue in operation based on estimated cash flows during the remaining useful lives, or to their realizable value, in case of permanent shut down, and recognized impairment losses (note 2K) in 2011 and 2010 in the following countries and for the following amounts:

	2011		2010
Ireland	Ps	790	91
Mexico		101	138
United Kingdom		84	—
Latvia		68	—
Colombia		46	—
Poland		29	76
Germany		21	103
Thailand		15	136
United States		11	500
Other countries		84	117

	Ps	1,249	1,161

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

14.	GOODWILL AND INTANGIBLE ASSETS

Consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	December 31, 2011				December 31, 2010
	Cost		Accumulated amortization	Carrying amount	Cost		Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	152,674	—	152,674	Ps	135,822	—	135,822
Intangible assets of definite useful life:
Extraction rights		29,839	(2,307)	27,532		26,598	(1,373)	25,225
Cost of internally developed software		7,546	(6,835)	711		7,551	(6,424)	1,127
Industrial property and trademarks		4,012	(3,000)	1,012		3,476	(2,209)	1,267
Customer relationships		5,172	(2,324)	2,848		4,587	(1,596)	2,991
Mining projects		2,083	(402)	1,681		1,942	(600)	1,342
Others intangible assets		9,326	(6,722)	2,604		8,291	(5,537)	2,754

	Ps	210,652	(21,590)	189,062	Ps	188,267	(17,739)	170,528

	January 1, 2010
	Cost		Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	144,190	—	144,190
Intangible assets of definite useful life:
Extraction rights		29,650	(1,361)	28,289
Cost of internally developed software		7,807	(5,075)	2,732
Industrial property and trademarks		3,331	(1,908)	1,423
Customer relationships		4,936	(1,224)	3,712
Mining projects		2,132	(431)	1,701
Others intangible assets		9,782	(6,301)	3,481

	Ps	201,828	(16,300)	185,528

The amortization of intangible assets of definite useful life was approximately Ps1,758 in 2011 and Ps2,046 in 2010, and was recognized within operating costs and expenses.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Goodwill

Goodwill balances by reporting unit were as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
United States	Ps	117,867	103,493	110,147
Mexico		6,369	6,354	6,354
Northern Europe
United Kingdom		4,647	4,254	4,569
France		3,690	3,302	3,635
Rest of Northern Europe 1		420	545	587
Mediterranean
Spain		9,549	8,750	9,217
United Arab Emirates		1,383	1,275	1,373
Egypt		231	229	231
South America and the Caribbean
Colombia		5,628	5,031	5,109
Dominican Republic		214	195	226
Rest of South America and the Caribbean 2		775	714	951
Asia
Philippines		1,513	1,339	1,425
Others
Other reporting units 3		388	341	366

	Ps	152,674	135,822	144,190

1	This caption refers to the reporting units in Czech Republic and Latvia.
2	This caption refers to the reporting units in Costa Rica and Panama.
3	This caption is primarily associated with CEMEX’s subsidiary in the information technology and software development business.

Changes in goodwill in 2011 and 2010 were as follows:

	2011		2010
Balance at beginning of period	Ps	135,822	144,190
Increase for business acquisitions		14	81
Disposals		—	(83)
Impairment losses (note 14B)		(145)	(189)
Foreign currency translation effects		16,983	(8,177)

Balance at end of period	Ps	152,674	135,822

As mentioned in note 14B, during 2011 and 2010, based on impairment tests made during the last quarter of such years, CEMEX recognized within “Other expenses, net” goodwill impairment losses in connection with the reporting units in Latvia and Puerto Rico, respectively, for approximately Ps145 (US$12) in 2011 and Ps189 (US$15) in 2010.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Intangible assets of definite life

Changes in intangible assets of definite life in 2011 and 2010 were as follows:

	2011	2010
Balance at beginning of period	Ps34,706	41,338
Increase for business acquisitions	6	48
Additions (disposals), net 1	621	(287)
Amortization	(1,758)	(2,046)
Impairment losses	—	(5)
Foreign currency translation effects	3,113	(4,342)

Balance at end of period	Ps36,688	34,706

1	CEMEX capitalized the direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses, for Ps501 in 2011 and Ps30 in 2010.

As described at the beginning of this note, a significant portion of CEMEX’s definite-lived intangible assets under IFRS as of December 31, 2011 and 2010 were comprised of extraction rights, trademarks and customer relationships. When impairment indicators exist, for each intangible asset, CEMEX would determine its projected revenue streams over the estimated useful life of the asset. In order to obtain discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to net present value using the risk adjusted discount rates of return. Significant management judgment is necessary to determine the appropriate valuation method and estimates under the key assumptions, among which are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices.

The fair values of intangible assets are very sensitive to changes in the significant assumptions used in their calculation. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers the royalty rate, key in the determination of revenue streams, as the most subjective assumption. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors.

Upon migration to IFRS as of January 1, 2010, as permitted by IFRS 1, CEMEX elected to consider as the deemed cost for its definite-lived intangible assets under IFRS, the same carrying amounts of such assets under MFRS, with the exception of certain extraction permits in the United States, which CEMEX elected to recognize at their estimated fair value as of the date of transition (note 27).

14A)	MAIN ACQUISITIONS AND DIVESTITURES DURING THE REPORTED PERIODS

Acquisition of Ready Mix USA, LLC

As a result of Ready Mix USA’s exercise of its put option (note 12A) and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately US$352 (Ps4,914), CEMEX acquired its former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

accordance with the joint venture agreements, from the date in which Ready Mix USA exercised its put option until CEMEX’s acquisition date, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at CEMEX election, Ready Mix USA LLC was consolidated beginning March 31, 2011. Upon consolidation, the purchase price was assigned to each joint venture proportionately to CEMEX’s relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. The acquisition of the minority interest in CEMEX Southeast, LLC, fully consolidated by CEMEX as of the acquisition date, and Ready Mix USA, LLC, generated an aggregate loss of approximately US$31 (Ps387), which, as a transaction between stockholders under IFRS, was recognized within “Other equity reserves.” Considering that control was transferred until August 2011, as of the issuance date of this financial statements, CEMEX was still in the process of completing the allocation of the purchase price of Ready Mix USA, LLC to the fair values of the assets acquired and liabilities assumed, which is expected to be concluded before July 31, 2012. The consolidated financial statements of CEMEX include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487, including cash and cash equivalents for approximately Ps912 and debt for approximately Ps1,352, and its results of operations for the nine-month period ended December 31, 2011.

14B)	ANALYSIS OF GOODWILL IMPAIRMENT

As mentioned in note 2K, CEMEX tests its balances of goodwill for impairment at the level of its geographic operating segments, which are commonly comprised by multiple cash generating units. CEMEX’s cash flow projections to determine the value in use of its reporting units consider the use of long-term economic assumptions. CEMEX believes that its discounted cash flow projections and the discount rates used reasonably reflect current economic conditions at the time of the calculations, considering, among other factors that: a) the cost of capital reflects current risks and volatility in the markets; and b) the cost of debt represents the average of industry’s specific interest rates observed in recent transactions.

During the last quarter of 2011 and 2010, CEMEX performed its annual goodwill impairment test. Based on these analyses, in 2011 and 2010, CEMEX determined impairment losses of goodwill for approximately Ps145 (US$12) and Ps189 (US$15), respectively, associated with the reporting units in Latvia in 2011 and Puerto Rico in 2010, in both cases representing 100% of the goodwill balance associated with such reporting units. The estimated impairment losses are mainly attributable to market dynamics in these countries and their position in their business economic cycle. In both reporting units, their net book value exceeded their respective recoverable amount.

Upon transition to IFRS as of January 1, 2010, the recoverable amount of all reporting units exceeded their respective carrying amount.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

In 2011 and 2010, CEMEX’s pre-tax discount rates and growth rates in perpetuity used to determine the discounted cash flows in the reporting units with the main goodwill balances, were as follows:

	Discount rates			Growth rates
Reporting units	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010
United States	10.7%	10.0%	10.2%	2.5%	2.5%	2.5%
Spain	12.0%	11.2%	10.9%	2.5%	2.5%	2.5%
Mexico	11.4%	11.0%	11.4%	2.5%	2.5%	2.5%
Colombia	11.6%	11.1%	11.8%	2.5%	2.5%	2.5%
France	11.5%	10.7%	11.2%	2.5%	2.5%	2.5%
United Arab Emirates	13.9%	11.7%	12.1%	2.5%	2.5%	2.5%
United Kingdom	11.0%	10.7%	10.9%	2.5%	2.5%	2.5%
Egypt	13.0%	11.9%	11.3%	2.5%	2.5%	2.5%
Range of discount rates in other countries	11.8%–14.0%	10.5%–14.9%	11.4%–15.1%	2.5%	2.5%	2.5%

In connection with CEMEX’s assumptions included in the table above, as of December 31, 2011 and 2010, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all reporting units with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent decrease of 1% in the perpetual growth rate. Except for those reporting units that experienced impairment losses described above, in any of the sensitivity analyses the carrying amount of the reporting units exceeded their recoverable amount.

15.	FINANCIAL INSTRUMENTS

15A)	SHORT-TERM AND LONG-TERM DEBT

Consolidated debt by interest rates, currencies and type of instrument was summarized as follows:

	December 31, 2011				December 31, 2010				January 1, 2010
	Short- term		Long- term	Total	Short- term		Long- term	Total	Short- term		Long- term	Total
Floating rate debt	Ps	2,997	106,943	109,940	Ps	4,785	120,303	125,088	Ps	7,254	150,091	157,345
Fixed rate debt		1,676	96,855	98,531		833	68,473	69,306		20	53,081	53,101

	Ps	4,673	203,798	208,471	Ps	5,618	188,776	194,394	Ps	7,274	203,172	210,446

Effective rate 1
Floating rate		5.0%	5.3%			5.2%	5.0%			5.1%	5.0%
Fixed rate		10.5%	8.4%			7.7%	8.3%			5.7%	7.8%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

	December 31, 2011					December 31, 2010					January 1, 2010
Currency	Short- term		Long- term	Total	Effective rate 1	Short- term		Long- term	Total	Effective rate 1	Short- term		Long- term	Total	Effective rate 1
Dollars	Ps	310	156,055	156,365	6.9%	Ps	172	129,062	129,234	6.3%	Ps	903	125,032	125,935	5.7%
Euros		93	44,357	44,450	5.9%		593	46,961	47,554	5.5%		426	57,143	57,569	5.6%
Pesos		4,268	3,268	7,536	9.5%		4,705	12,636	17,341	6.8%		4,379	20,877	25,256	6.5%
Other currencies		2	118	120	5.8%		148	117	265	5.5%		1,566	120	1,686	5.3%

	Ps	4,673	203,798	208,471		Ps	5,618	188,776	194,394		Ps	7,274	203,172	210,446

1	Represents the weighted average effective interest rate.

December 31, 2011	Short- term		Long- term	December 31, 2010	Short- term		Long- term
Bank loans				Bank loans
Loans in Mexico, 2012 to 2014	Ps	—	1,820	Loans in Mexico, 2011 to 2014	Ps	—	2,217
Loans in foreign countries, 2012 to 2018		16	23,797	Loans in foreign countries, 2011 to 2018		499	27,983
Syndicated loans, 2012 to 2014		—	71,195	Syndicated loans, 2011 to 2014		—	83,494

		16	96,812			499	113,694

Notes payable				Notes payable
Notes payable in Mexico, 2012 to 2017		—	4,647	Notes payable in Mexico, 2011 to 2017		—	13,224
Medium-term notes, 2012 to 2020		—	104,440	Medium-term notes, 2011 to 2020		—	64,363
Other notes payable, 2012 to 2025		124	2,432	Other notes payable, 2011 to 2025		555	2,059

		124	111,519			555	79,646

Total bank loans and notes payable		140	208,331	Total bank loans and notes payable		1,054	193,340
Current maturities		4,533	(4,533)	Current maturities		4,564	(4,564)

	Ps	4,673	203,798		Ps	5,618	188,776

Changes in consolidated debt for the years ended December 31, 2011 and 2010 were as follows:

	2011		2010
Debt at beginning of year	Ps	194,394	210,446
Proceeds from new debt instruments		33,591	12,212
Debt repayments		(44,368)	(29,641)
Issuance of debt in exchange for perpetual notes		1,491	15,437
Increase (decrease) from business combinations		1,352	—
Foreign currency translation and inflation effects		22,011	(14,060)

Debt at end of year	Ps	208,471	194,394

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

The most representative exchange rates for the financial debt are as follows:

	April 27, 2012	2011	2010	2009
Mexican pesos per dollar	12.97	13.96	12.36	13.09
Euros per dollar	0.7543	0.7712	0.7499	0.6985

The maturities of consolidated long-term debt as of December 31, 2011, were as follows:

2011
2013	Ps7,573
2014	111,068
2015	10,608
2016	24,293
2017 and thereafter	50,256

Ps203,798

As of December 31, 2011, CEMEX had the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 1.1% and 16.3%, depending on the negotiated currency:

	Lines of credit	Available
Other lines of credit in foreign subsidiaries	Ps7,960	5,299
Other lines of credit from banks	209	120

	Ps8,169	5,419

Relevant debt transactions during 2011 and 2010

During December 2011, CEMEX exchanged through market transactions a portion of the PDVSA notes received in payment from the Government of Venezuela (note 12B), for perpetual and debt instruments issued by CEMEX subsidiaries. In addition, during the same month, CEMEX received from a third party, as a settlement of an account receivable, the equity interest of an entity whose assets where mainly comprised by perpetual and debt instruments issued by CEMEX subsidiaries. As a result, as of December 31, 2011, CEMEX cancelled in its balance sheet a portion of several series of its subsidiaries’ debt instruments, held by the newly acquired entity and its other subsidiaries, for an aggregate notional amount of approximately Ps977, including portions of notes denominated in Dollars issued in May 2010, described below, and notes denominated in Dollars issued in April 2011, described below, as well as portions of several series of perpetual debentures (note 19D) for an aggregate notional amount of approximately Ps3,029, among others. Considering the difference between the fair value of the instruments and their notional amount, as part of this cancellation, CEMEX recognized gains, net of certain commissions, for approximately Ps1,630, of which, approximately Ps239 associated with CEMEX’s debt instruments, were recognized within other expenses, net, and approximately Ps1,391 associated with the perpetual debentures, were recognized in stockholders’ equity as part of other equity reserves.

As of December 31, 2010 and 2011, in connection with its obligations under the Financing Agreement, which is described within this note 15A, CEMEX had already paid 35.4%, or approximately US$5,263, and 51.0%, or approximately US$7,571, respectively. These accumulated repayments exceeded the scheduled amortizations of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

19.1%, or approximately US$2,837 by December 15, 2010, and 33.1%, or approximately US$4,918 by December 15, 2011. Through these repayments, CEMEX avoided a 0.5% increase in the interest rate beginning in January 2012 and addressed all maturities under the Financing Agreement until December 2013.

On July 11, 2011, CEMEX, S.A.B. de C.V. closed the reopening of notes issued in January 2011, described below, and issued US$650 aggregate principal amount of additional notes at 97.616% of face value plus any accrued interest. CEMEX used the net proceeds from the reopening for general corporate purposes and the repayment of debt, including debt under the Financing Agreement, in order to continue improving its debt maturities profile and avoid incremental interest costs.

On April 5, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$800 aggregate principal amount of Floating Rate Senior Secured Notes due in 2015 (the “April 2011 Notes”), which were issued at 99.001% of face value. The April 2011 Notes are unconditionally guaranteed by CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A. The net proceeds from the offering, approximately US$788, were used to repay indebtedness under the Financing Agreement.

On March 4, 2011, a CEMEX subsidiary closed a private exchange transaction of approximately €119 aggregate principal amount of its 6.277% Perpetual Debentures for approximately US$125 (Ps1,491) aggregate principal amount of new 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020, issued by a Luxembourg Branch of CEMEX España, and guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V. As a result of the private exchange, approximately €119 in aggregate principal amount of the 6.277% Perpetual Debentures were cancelled, generating in 2011 a gain of approximately Ps446, representing the difference between the notional amount of the reacquired perpetual debentures and the new senior secured notes, which was recognized within “Other equity reserves.”

On January 11, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$1 billion aggregate principal amount of its 9.0% senior secured notes due in 2018 (the “January 2011 Notes”), which were issued at 99.364% of face value, and are callable beginning on their fourth anniversary. The January 2011 Notes share the collateral pledged to the lenders under the Financing Agreement and other senior secured indebtedness having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A. This transaction improved CEMEX’s debt maturity profile and reduced short-term refinancing risk.

In June 2010, CEMEX prepaid Ps4,077 (US$330) of long-term CBs following a public tender offer and the exercise of a call option. As of December 31, 2010, the balance of CBs outstanding under this program amounted to Ps198 (US$16). These CBs matured and were repaid in March 2011.

In May 2010, CEMEX exchanged at a discount, part of each series of its perpetual debentures (note 19D) into new senior secured notes as follows: (1) US$1,067 senior secured notes denominated in Dollars maturing in May 2020, with an annual coupon of 9.25% and callable commencing on the fifth anniversary of their issuance; and (2) €115 (US$153) senior secured notes denominated in Euros maturing in May 2017, with an annual coupon of 8.875% and callable commencing on the fourth anniversary of their issuance. The senior secured notes, issued by the Luxembourg branch of CEMEX España, S.A., are fully guaranteed by CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V. and New Sunward Holding B.V. As a result of the exchange, CEMEX generated a gain of approximately Ps5,401 (US$437), representing the difference between the amount of perpetual debentures reacquired and the amount of new secured notes issued, which was recorded in “other equity reserves” in 2010.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

On January 13, 2010, through a reopening of the offering of its 9.5% notes due in 2016 issued on December 14, 2009, a CEMEX financial subsidiary issued notes for an additional amount of US$500. The additional notes were issued at a price of US$105.25 per US$100 principal amount plus accrued interest from December 14, 2009 with a yield to maturity of 8.477%. CEMEX used approximately US$411 of the net proceeds to prepay principal due in 2011 under CEMEX’s Financing Agreement and the difference was used for general corporate purposes. The original and additional notes are guaranteed by CEMEX, S.A.B. de C.V. and certain subsidiaries.

Financing Agreement

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain subsidiaries entered into the Financing Agreement with its major creditors, by means of which the maturities of approximately US$14,961 (Ps195,839) (amount determined in accordance with the contracts) of syndicated and bilateral loans, private placements and other obligations were extended, providing for a semi-annual amortization schedule. The Financing Agreement is guaranteed by several CEMEX’s operating subsidiaries, including CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A. As of December 31, 2011 and 2010, after the application of the proceeds from all the refinancing transactions disclosed above and in note 15B, the application of the net proceeds obtained from the sale of assets, and the equity offering in 2010 (note 19A), the remaining debt balance under the Financing Agreement was of approximately US$7,195 (Ps100,442) and US$9,566 (Ps118,235), respectively, with payments due for approximately US$6,707 in February 2014. As mentioned above, considering that CEMEX was able to prepay by December 31, 2011 approximately US$2,301 of debt under the Financing Agreement, CEMEX avoided an increase in the interest rate of debt under such Financing Agreement of 0.5%. Until its maturity, the Financing Agreement does not provide for any further increases in the interest rate associated to a certain amount of prepayments.

On October 25, 2010, as described in the “Covenants” section within this note 15A, CEMEX, S.A.B. de C.V. and its lenders under the Financing Agreement agreed to amendments which prospectively modified certain financial ratios and other financial tests. In addition, CEMEX’s creditors under the Financing Agreement consented to the following amendments: a) allowing CEMEX to use the proceeds from a permitted fundraising to be applied to repay short-term CBs; b) allowing CEMEX to replenish its CBs reserve with cash on hand or disposal proceeds following a voluntary prepayment of debt under the Financing Agreement made using amounts from the CBs reserve; c) assuming that specified debt reductions are met, allowing CEMEX to apply the proceeds from equity or equity-linked securities to the CBs reserve in the same way as it was permitted for proceeds from debt and convertible securities; d) the modification of solvency tests applying to certain intermediate holding companies to permit the elimination of subordinated intercompany liabilities; e) assuming that specified debt repayments are met, allowing the Parent Company and other subsidiaries to provide guarantees and other security described in note 22B in connection with the refinancing of certain debt held by subsidiaries in the Netherlands; f) permitting CEMEX to enter into a greater variety of derivative transactions for hedging exposures under voluntary convertible/exchangeable obligations, and permitting CEMEX to enter into such transactions with respect to mandatorily convertible securities; and g) if by September 30, 2011, CEMEX had not issue equity or equity-linked securities for at least US$1 billion the interest rate on its debt under the Financing Agreement would had increase until such amount of equity or equity-linked securities had been issued, among other obligations. To obtain the amendments package, CEMEX paid a fee to its creditors under the Financing Agreement. The commitment to issue at least US$1 billion by September 30, 2011 was met with the issuance in 2011 of CEMEX’s convertible notes described in note 15B. In addition, CEMEX avoided the payment of an additional fee in January 2012 as a result of the repayment of at least US$1.5 billion by December 31, 2011, of the debt outstanding under the Financing Agreement as of September 30, 2010. CEMEX believes that the aforementioned amendments will increase its flexibility to refinance and/or repay existing debt.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

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

On March 18, 2011, CEMEX, S.A.B. de C.V. requested consent from the required lenders and its major creditors under the Financing Agreement to make certain amendments to the Financing Agreement to allow to retain funds in the CBs reserve from disposal proceeds, permitted fundraisings and cash in hand, to meet CBs maturing in April and September of 2012. The required Participating Creditors provided their consent to such proposed amendments and on April 13, 2011 the Financing Agreement was amended.

Covenants

Most debt contracts of CEMEX require the compliance with financial ratios calculated on a consolidated basis, which mainly include: a) the ratio of net debt to operating EBITDA (“leverage ratio”); and b) the ratio of operating EBITDA to financial expense (“coverage ratio”). During 2011 and 2010, financial ratios were calculated according to formulas established in the debt contracts using as the consolidated amounts under MFRS, which required in most cases pro forma adjustments, according to the definitions of the contracts that differed from terms defined under MFRS.

On October 25, 2010, amendments were made to the Financing Agreement financial ratios and tests under MFRS, including a coverage ratio of not less than (i) 1.75 times for each semi-annual period beginning on June 30, 2010 through December 31, 2012; and (ii) 2.0 times for the remaining semi-annual periods to December 31, 2013. In addition, the maximum leverage ratio must not exceed 7.75 times for each semi-annual period beginning on June 30, 2010 through the period ending June 30, 2011, decreasing to 7.0 times for the period ending December 31, 2011, decreasing to 6.5 times for the period ending June 30, 2012, decreasing to 5.75 times for the period ending December 31, 2012, and decreasing gradually for subsequent semi-annual periods to 4.25 times for the period ending December 31, 2013.

As of December 31, 2011 and 2010, taking into account the Financing Agreement and its amendment thereto, the modifications to the credit contracts and the waivers obtained, based on its MFRS amounts, CEMEX, S.A.B. de C.V. and its subsidiaries were in compliance with the restrictive covenants imposed by its debt contracts. The main consolidated financial ratios under MFRS were as follows:

MFRS Consolidated financial ratios		2011	2010
Leverage ratio 1, 2	Limit	=< 7.00	=< 7.75
	Calculation	6.64	7.43

Coverage ratio 3	Limit	> 1.75	> 1.75
	Calculation	1.88	1.95

1	The leverage ratio is calculated in pesos by dividing “funded debt” by pro forma operating income plus depreciation and amortization (“operating EBITDA”) for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet excluding finance leases, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

2	Pro forma operating EBITDA represents, all calculated in pesos, operating EBITDA for the last twelve months as of the calculation date, plus the portion of operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.
3	The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

Pursuant to the Financing Agreement statutes, due to the mandatory migration of CEMEX to IFRS beginning January 1, 2012, CEMEX and its lenders under the Financing Agreement must negotiate the calculation of applicable financial ratios based on IFRS; otherwise, such financial ratios must continue to be calculated under MFRS. As of the date of these consolidated financial statements, CEMEX is beginning the negotiation process with its lender under the Financing Agreement regarding the calculation of the corresponding financial ratios based on IFRS with its lenders. Nonetheless, for 2012, CEMEX believes that it will continue to comply with its covenants under its agreements either calculating such covenants under IFRS or MFRS, as it is expecting to benefit from cost savings programs implemented during 2011, favorable market conditions in some of its key markets and decreasing costs for key inputs such as energy. Furthermore, CEMEX has an asset disposal plan in place which, as in prior years, is expected to support CEMEX’s efforts to reduce its overall debt during 2012. In addition, as of December 31, 2011, CEMEX held a portion of PDVSA bonds, which could be used to reduce debt (note 12B).

CEMEX will classify all of its outstanding debt as current debt in its balance sheet if: 1) as of any relevant measurement date on which CEMEX fails to comply with the financial ratios agreed upon pursuant to the Financing Agreement; or 2) as of any date prior to a subsequent measurement date on which CEMEX expects not to be in compliance with its financial ratios agreed upon under the Financing Agreement, in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. The aforementioned classification of debt in the short-term could have a material adverse effect on CEMEX’s liquidity and financial position.

15B)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the consolidated balance sheet are detailed as follows:

		December 31, 2011			December 31, 2010			January 1, 2010
		Short- term	Long- term	Total	Short- term	Long- term	Total	Short- term	Long- term	Total
I.	Convertible subordinated notes due 2018	Ps —	7,451	7,451	Ps —	—	—	Ps —	—	—
I.	Convertible subordinated notes due 2016	—	11,236	11,236	—	—	—	—	—	—
II.	Convertible subordinated notes due 2015	—	8,829	8,829	—	7,554	7,554	—	—	—
III.	Convertible securities due 2019	131	1,703	1,834	113	1,825	1,938	97	1,927	2,024
IV.	Liabilities secured with accounts receivable	7,052	2,500	9,552	4,462	2,200	6,662	4,341	2,200	6,541
V.	Capital leases	528	1,471	1,999	19	52	71	159	43	202

		Ps7,711	33,190	40,901	Ps4,594	11,631	16,225	Ps4,597	4,170	8,767

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Financial instruments convertible into CEMEX’s CPOs contain components of liability and equity, which are recognized differently depending if the instrument is mandatorily convertible, or is optionally convertible by election of the note holders (note 2L).

I.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$978 (Ps11,632) aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Notes”) and US$690 (Ps8,211) aggregate principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Notes”). The aggregate principal amounts reflect the full exercise of the US$177.5 and US$90 over-allotment option granted to the relevant initial purchasers of the 2016 Notes and the 2018 Notes, respectively. The notes are subordinated to all of CEMEX’s liabilities and commitments. The initial conversion price was equivalent to an approximate 30% premium to the closing price of CEMEX’s ADSs on March 9, 2011, and the notes are convertible into a fixed number of CEMEX’s ADSs, at the holder’s election, at any time after June 30, 2011. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions (note 15D), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2016 Notes and the 2018 Notes. This transaction improved CEMEX’s debt maturity profile and reduced short-term refinancing risk. As a result of the issuance, substantially all the new shares approved at CEMEX, S.A.B. de C.V.’s extraordinary shareholders’ meeting held on February 24, 2011 (note 19) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. The fair value of the conversion option as of the issuance date amounted to approximately Ps3,959, which considering the functional currency of the issuer, was recognized as a derivative instrument within “Other non-current liabilities” (note 15D). After antidilution adjustments, the conversion rate as of December 31, 2011 was 92.1659 ADS per each 1 thousand dollars principal amount of such notes.

II.	Optional convertible subordinated notes due in 2015

On March 30, 2010, CEMEX, S.A.B. de C.V. issued US$715 (Ps8,837) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Notes”), including the full exercise of the US$65 over-allotment option granted to the initial purchasers of the notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the notes have the option to convert their notes for a fixed number of CEMEX’s ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the notes (note 15D). The fair value of the conversion option as of the issuance date amounted to Ps1,232, which considering the functional currency of the issuer was recognized as a derivative instrument within “Other non-current liabilities” (note 15D). After antidilution adjustments, the conversion rate as of December 31, 2011 was 79.5411 ADS per each 1 thousand dollars principal amount of such notes.

III.	Mandatorily convertible securities due in 2019

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into mandatorily convertible securities for approximately Ps4,126 (US$315). Reflecting antidilution adjustments, at their scheduled conversion in ten years or earlier if the price of the CPO reaches approximately Ps34.50, the securities will be mandatorily convertible into approximately 179.4 million CPOs at a conversion price of approximately Ps23.00 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

anniversary of their issuance, on any interest payment date into CPOs. The equity component represented by the fair value of the conversion option as of the issuance date for Ps1,971 was recognized within “Other equity reserves.”

IV.	Liabilities secured with accounts receivable

As mentioned in note 8, as of December 31, 2011 and 2010, CEMEX maintains securitization programs for the sale of trade accounts receivable established in Mexico, the United States, Spain, France and the United Kingdom, by means of which, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Based on IAS 39, CEMEX recognizes cash flows received, that is the funded amounts of the trade receivables sold within “Other financial obligations.”

V.	Capital leases

CEMEX has several operating assets, mainly mobile equipment, under capital lease contracts. Future payments associated with these contracts are presented in note 22E.

15C)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Temporary investments (cash equivalents) and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of December 31, 2011 and 2010 and as of January 1, 2010, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	Carrying amount		Fair value	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Derivative instruments (notes 9 y 12B)	Ps	1,793	1,793	Ps	8,983	8,983	Ps	7,766	7,766
Other investments and non-current accounts receivable (note 12B)		5,926	5,571		12,886	12,628		14,795	14,795

	Ps	7,719	7,364	Ps	21,869	21,611	Ps	22,561	22,561

Financial liabilities
Long-term debt (note 15A)		203,798	176,867		188,776	185,683		203,172	201,765
Other financial obligations (note 15B)		40,901	36,499		16,225	19,974		8,767	10,959
Derivative instruments (notes 15D and 16)		998	998		10,480	10,480		7,808	7,808

	Ps	245,697	214,364	Ps	215,481	216,137	Ps	219,747	220,532

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Fair Value Hierarchy

CEMEX applies IFRS 13 for fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. Under IFRS, fair value represents an “exit value,” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation.

The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

Assets and liabilities carried at fair value in the consolidated balance sheets as of December 31, 2011 and 2010, and as of January 1, 2010, are included in the following fair value hierarchy categories:

December 31, 2011	Level 1		Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 9 y 12B)	Ps	—	1,793	—	1,793
Investments available-for-sale (note 12B)		2,513	—	—	2,513
Investments held for trading (note 12B)		59	310	—	369

	Ps	2,572	2,103	—	4,675

Liabilities measured at fair value
Derivative instruments (note 16)	Ps	—	998	—	998

December 31, 2010	Level 1		Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 9 y12B)	Ps	—	8,983	—	8,983
Investments held for trading (note 12B)		94	457	—	551

	Ps	94	9,440	—	9,534

Liabilities measured at fair value
Derivative instruments (note16)	Ps	—	10,480	—	10,480

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Fair value hierarchy categories—continued.

January 1, 2010	Level 1		Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 9 y 12B)	Ps	—	7,766	—	7,766
Investments held for trading (note 12B)		156	532	—	688

	Ps	156	8,298	—	8,454

Liabilities measured at fair value
Derivative instruments (note 16)	Ps	—	7,808	—	7,808

15D)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, CEMEX held interest rate swaps, as well as forward contracts and other derivative instruments on CEMEX, S.A.B. de C.V.’s own shares and third parties’ shares, with the objective of, as the case may be: a) changing the risk profile associated with the price of raw materials and other energy projects; and b) other corporate purposes.

The notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		December 31, 2011			December 31, 2010		January 1, 2010
(U.S. dollars millions)		Notional amount		Fair value	Notional amount	Fair value	Notional amount	Fair value
I.	Interest rate swaps	US$	189	46	196	34	202	26
II.	Equity forwards on third party shares		46	1	53	15	54	54
III.	Forward instruments over indexes		5	—	16	1	55	1
IV.	Options on CEMEX’s own shares		2,743	11	1,575	(169)	860	(71)

		US$	2,983	58	1,840	(119)	1,171	10

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

The caption “Other financial income (expenses), net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented a net gain of approximately Ps329 (US$26) in 2011 and a loss of approximately Ps905 (US$72) in 2010. As of December 31, 2011 and 2010 and January 1, 2010, pursuant to net balance settlement agreements, cash deposits in margin accounts that guaranteed obligations through derivative financial instruments were offset with the fair value of the derivative instruments for approximately US$234 (Ps3,266), US$160 (Ps1,978) and US$195 (Ps2,553), respectively.

As of December 31, 2011 and 2010, the main exposure of CEMEX was related to changes in the prices of its CPOs and third party shares. A significant decrease in the market price of CEMEX’s CPOs and third party shares would negatively affect CEMEX’s liquidity and financial position.

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

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

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

As of December 31, 2011 and 2010 and January 1, 2010, CEMEX had an interest rate swap maturing in September 2022 associated with agreements entered into by CEMEX for the acquisition of electric energy in Mexico (note 22C), which fair value represented assets of approximately US$46, US$34 and US$26, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR, which is the international reference rate for debt denominated in U.S. dollars. As of December 31, 2011 and 2010, LIBOR was 0.81% and 0.46%, respectively. Changes in the fair value of this interest rate swap generated gains of approximately US$12 (Ps150) in 2011 and US$8 (Ps99) in 2010, recognized in the statements of operations for each year.

II.	Equity forwards in third party shares

As of December 31, 2011 and 2010 and January 1, 2010, CEMEX had forward contracts to be settled in cash over the price of 119 million CPOs of Axtel, 59.5 million CPOs with each counterparty, with both tranches due in April 2012. These transactions were intended to maintain the exposure to changes in the price of such entity after the sale by CEMEX of 119 million CPOs of Axtel in March 2008. The sale represented approximately 9.5% of the equity capital of Axtel in that date and nearly 90% of CEMEX’s position in Axtel, which had been part of CEMEX’s investments in associates. Changes in the fair value of this instrument generated losses of approximately US$35 (Ps437) in 2011 and US$42 (Ps526) in 2010, recognized in the statements of operations for each year.

III.	Forward instruments over indexes

As of December 31, 2011 and 2010 and January 1, 2010, CEMEX held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which matured in October 2011 and were extended until October 2012, through a payment of approximately US$1 (Ps12). By means of these instruments, CEMEX maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a loss of approximately US$1 (Ps13) in 2011, and a gain of approximately US$5 (Ps67) in 2010, recognized in the statements of operations for each year.

IV.	Options on CEMEX’s own shares

In August 2011, upon their maturity, CEMEX settled through a payment of approximately US$188 (Ps2,346), options based on the price of CEMEX’s ADS for a notional amount of US$500, structured within a debt transaction of US$500 (Ps6,870) issued in June 2008. By means of these options, considering that the price per ADS remained below approximately US$20.5, as adjusted as of December 31, 2010, CEMEX paid the maximum net interest rate of 12% on the related debt transaction. CEMEX could have gradually obtained a net interest rate of zero on this debt, had the ADS price exceeded approximately US$30.4, as adjusted as of December 31, 2010. As of December 31, 2010 and January 1, 2010, the fair value represented liabilities of approximately US$71 (Ps872) and US$70 (Ps911), respectively, which included deposits in margin accounts of approximately US$105 (Ps1,298) on December 31, 2010 and US$54 (Ps707) on January 1, 2010. Changes in the fair represented losses of approximately US$2 (Ps29) in 2011 and US$27 (Ps346) in 2010.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

On March 15, 2011, in connection with the offering of the 2016 Notes and the 2018 Notes and to effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 148 million ADSs (87 million ADS maturing in March 2016 and 61 million ADSs maturing in March 2018), by means of which, for the 2016 Notes, at maturity of the notes in March 2016, if the price per ADS is above US$11.284, CEMEX will receive in cash the difference between the market price of the ADS and US$11.284, with a maximum appreciation per ADS of US$5.21. Likewise, for the 2018 Notes, at maturity of the notes in March 2018, if the price per ADS is above US$11.284, CEMEX will receive in cash the difference between the market price of the ADS and US$11.284, with a maximum appreciation per ADS of US$6.94. CEMEX paid a total premium of approximately US$222. As of December 31, 2011, the fair value of such options represented an asset of approximately US$71 (Ps984). During 2011, changes in the fair value of these instruments generated a loss of approximately US$153 (Ps1,906), which was recognized within “Other financial income (expense), net” in the statements of operations. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, CEMEX separates the conversion options embedded in the 2016 Notes and the 2018 Notes and recognizes them at fair value, which as of December 31, 2011, resulted in a liability of approximately US$58 (Ps806). Changes in fair value of the conversion options generated a gain in 2011 for approximately US$279 (Ps3,482).

On March 30, 2010, in connection with the offering of the 2015 Notes and to effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 52.6 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above US$13.60, CEMEX will receive in cash the difference between the market price of the ADS and US$13.60, with a maximum appreciation per ADS of US$5.23. CEMEX paid a premium of approximately US$105. As of December 31, 2011 and 2010, the fair value of such options represented an asset of approximately US$11 (Ps157) and US$90 (Ps1,114), respectively. During 2011 and 2010, changes in the fair value of this contract generated losses of approximately US$79 (Ps984) and US$16 (Ps201), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, CEMEX separates the conversion option embedded in the 2015 Notes and recognizes it at fair value, which as of December 31, 2011 and 2010, resulted in liabilities of approximately US$8 (Ps120) and US$106 (Ps1,305), respectively. Changes in fair value of the conversion option generated a gain in 2011 and a loss 2010 for approximately US$97 (Ps1,211) and US$5 (Ps67), respectively.

As of December 31, 2011 and 2010 and January 1, 2010, CEMEX had granted a guarantee for a notional amount of approximately US$360, in connection with put option transactions on CEMEX’s CPOs entered into by Citibank with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees in April 2008, as described in note 22C, which fair value, net of deposits in margin accounts, represented liabilities of approximately US$4 (Ps58), US$82 (Ps1,019), US$1 (Ps17), as of December 31, 2011 and 2010 and January 1, 2010, respectively. Changes in fair value were recognized in the statements of operations within “Other financial income (expense), net,” representing a loss of approximately US$92 (Ps1,145) in 2011 and a gain of approximately US$5 (Ps69) in 2010. As of December 31, 2011 and 2010 and January 1, 2010, cash deposits in margin accounts were approximately US$225 (Ps3,141), US$55 (Ps680) and US$141 (Ps1,846), respectively.

15E)	RISK MANAGEMENT

Since the beginning of 2009, with the exception of the capped call transactions entered into in March 2010 and March 2011 in connection with CEMEX’s 2015 Notes, 2016 Notes and 2018 Notes (notes 15B and 15D), CEMEX has been reducing the aggregate notional amount of its derivatives, thereby reducing the risk of cash

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to CEMEX’s debt (currency and interest rate derivatives), which was finalized during April 2009. The Financing Agreement significantly restricts CEMEX’s ability to enter into derivative transactions.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects CEMEX’s results if such debt is measured at fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. As of December 31, 2011, CEMEX was subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and increase its net loss. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs.

As of December 31, 2011, 51% of CEMEX’s long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 454 basis points. As of December 31, 2011 and 2010, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net loss for 2011 and 2010 would have increased by approximately US$40 (Ps550) and US$45 (Ps625), respectively, as a result of higher interest expense on variable rate denominated debt.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2011, approximately 21% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 16% in the United States, 8% in the United Kingdom, 8% in Germany, 7% in France, 7% in our Rest of Northern Europe geographic segment, 4% in Spain, 3% in Egypt, 4% in our Rest of Mediterranean segment, 12% in South America and the Caribbean, 3% in Asia and 7% from CEMEX’s other operations.

As of December 31, 2011, approximately 75% of CEMEX’s financial obligations was Dollar-denominated, approximately 21% was Euro-denominated, approximately 3% was Peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising from the Dollar-denominated financial obligations, and the Euro-denominated financial obligations, versus the currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars and Euros from its operations to service these obligations. As of December 31, 2011 and 2010, CEMEX has not implemented any derivative financing hedging strategy to address this foreign currency risk.

Foreign exchange fluctuations occur when the Parent Company or any subsidiary incurs monetary assets or liabilities in a currency different from its functional currency. These translation gains and losses are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2011 and 2010, excluding from the sensitivity analysis the impact of translating the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

net assets of foreign operations into CEMEX’s reporting currency, considering a hypothetic 10% strengthening of the U.S. dollar against the Mexican peso, with all other variables held constant, CEMEX’s net loss for 2011 and 2010 would have increased by approximately US$41 (Ps578) y US$12 (Ps145), respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
Monetary assets	Ps	62,139	61,332	69,880
Monetary liabilities		352,275	304,430	318,599

Net monetary assets (liabilities)	Ps	(290,136)	(243,098)	(248,719)

Out of which:
Dollars	Ps	(169,139)	(115,890)	(128,583)
Pesos		(26,701)	(25,493)	(27,435)
Other currencies		(94,296)	(101,715)	(92,701)

	Ps	(290,136)	(243,098)	(248,719)

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX’s and/or third party’s shares. As described in note 15D, CEMEX has entered into equity forward contracts on Axtel CPOs and the TRI index, as well as options and guarantees a put option transaction based on the price of CEMEX’s own CPOs. Under these equity derivative instruments, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying share or index. All changes in fair value of such equity derivative instruments are recognized through the statements of operations as part of “Other financial income (expense), net.”

As of December 31, 2011 and 2010, the potential change in the fair value of CEMEX’s equity forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs, with all other variables held constant, CEMEX’s net loss for 2011 and 2010 would have increased by approximately US$4 (Ps53) and US$7 (Ps84), respectively, as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

As of December 31, 2011 and 2010, the potential change in the fair value of CEMEX’s forward contracts in the TRI index that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index, with all other variables held constant, CEMEX’s net loss for 2011 and 2010 would have increased by approximately US$1 (Ps14) and US$2 (Ps21), respectively, as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

As of December 31, 2011 and 2010, the potential change in the fair value of CEMEX’s options (capped call) and the put option transaction based on the price of CEMEX’s own CPOs that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

CEMEX’s net loss for 2011 and 2010 would have increased by approximately US$24 (Ps332) and US$29 (Ps356), respectively, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

In addition, even though the changes in fair value of CEMEX’s embedded conversion options in the convertible notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2011 and 2010, the potential change in the fair value of these embedded conversion options that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, CEMEX’s net loss for 2011 and 2010 would have decreased by approximately US$17 (Ps240) and US$24 (Ps298), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. CEMEX has satisfied its operating liquidity needs primarily through the operations of its subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, its subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially increase CEMEX net loss and reduce cash from operations. Consequently, in order to meet its liquidity needs, CEMEX also relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX’s consolidated net cash flows provided by operating activities before interest and income taxes, as presented in its consolidated statements of cash flows, were approximately Ps23,616 in 2011 and Ps25,952 in 2010. The maturities of CEMEX’s contractual obligations are included in note 22E.

16.	OTHER CURRENT AND NON-CURRENT LIABILITIES

Consolidated other current accounts payable and accrued expenses were as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
Provisions	Ps	11,625	9,295	8,498
Other accounts payable and accrued expenses		4,056	3,357	2,858
Advances from customers		1,830	1,564	2,408
Interest payable		3,134	1,697	1,752
Current liabilities for valuation of derivative instruments		2	8,120	—
Dividends payable		33	30	31

	Ps	20,680	24,063	15,547

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Consolidated other non-current liabilities, which include the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months, were as follows:

	December 31, 2011		December 31, 2010	January 1, 2010
Asset retirement obligations 1	Ps	5,377	5,517	5,179
Environmental liabilities 2		1,174	812	717
Accruals for legal assessments and other responsibilities 3		11,816	9,911	14,342
Non-current liabilities for valuation of derivative instruments		996	2,360	7,808
Other non-current liabilities and provisions 4		16,179	12,465	17,227

	Ps	35,542	31,065	45,273

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
3	Provisions for legal claims and other responsibilities include items related to tax contingencies.
4	As of December 31, 2011 and 2010 and January 1, 2010, includes approximately Ps11,717, Ps9,578 and Ps10,073, respectively, of the non-current portion of taxes payable recognized in 2009 as a result of changes to the tax consolidation regime in Mexico (note 18D). Approximately Ps693 as of December 31, 2011, Ps501 as of December 31, 2010 and Ps389 as of January 1, 2010 are included within current taxes payable.

As of December 31, 2011 and 2010 and January 1, 2010, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 23A.

Changes in consolidated other non-current liabilities for the years ended December 31, 2011 and 2010, are the following:

	2011		2010
Balance at beginning of period	Ps	31,065	45,273
Current period additions due to new obligations or increase in estimates		7,748	4,708
Current period releases due to payments or decrease in estimates		(5,810)	(8,203)
Additions due to business combinations		21	5
Reclassification from current to non-current liabilities, net		(23)	(8,654)
Foreign currency translation		2,541	(2,064)

Balance at end of period	P	s35,542	31,065

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

17.	PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS

Defined contribution pension plans

The costs of defined contribution plans for the years ended December 31, 2011 and 2010 were approximately Ps357 and Ps550, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the balance sheet date.

Defined benefit pension plans

Actuarial results related to pension and other post retirement benefits are recognized in the results and/or in other comprehensive income (loss) for the period in which they are generated, as correspond. For the years ended December 31, 2011 and 2010, the effects of pension plans and other postretirement benefits are summarized as follows:

	Pensions			Other benefits		Total
	2011		2010	2011	2010	2011	2010
Net period cost (revenue):
Recorded in operating costs and expenses
Service cost	Ps	330	273	63	52	393	325
Past service cost		(510)	(2)	(40)	(6)	(550)	(8)
Loss (gain) for settlements and curtailments		(254)	(11)	(95)	—	(349)	(11)

		(434)	260	(72)	46	(506)	306

Recorded in other financial income (expenses), net
Interest cost		1,792	1,825	100	99	1,892	1,924
Actuarial return on plan assets		(1,328)	(1,314)	(2)	(3)	(1,330)	(1,317)

		464	511	98	96	562	607

Recorded in other comprehensive income for the period
Actuarial (gains) losses for the period		1,123	1,097	(81)	95	1,042	1,192

	Ps	1,153	1,869	(55)	237	1,098	2,106

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2011 and 2010 are presented as follows:

	Pensions			Other benefits		Total
	2011		2010	2011	2010	2011	2010
Change in benefits obligation:
Projected benefit obligation at beginning of year	Ps	32,431	33,368	1,653	1,569	34,084	34,937
Service cost		330	273	63	52	393	325
Interest cost		1,792	1,825	100	99	1,892	1,924
Actuarial results		796	1,504	(86)	85	710	1,589
Employee contributions		55	58	—	—	55	58
Changes for acquisitions (disposals)		—	7	—	1	—	8
Foreign currency translation		3,584	(2,716)	112	40	3,696	(2,676)
Settlements and curtailments		(1,447)	(3)	(140)	(27)	(1,587)	(30)
Benefits paid		(1,825)	(1,885)	(71)	(166)	(1,896)	(2,051)

Projected benefit obligation at end of year		35,716	32,431	1,631	1,653	37,347	34,084

Change in plan assets:
Fair value of plan assets at beginning of year		20,388	21,659	23	22	20,411	21,681
Return on plan assets		1,001	1,716	(2)	1	999	1,717
Foreign currency translation		2,409	(1,723)	—	—	2,409	(1,723)
Additions through business combinations		—	(19)		—	—	(19)
Employer contributions		677	583	71	166	748	749
Employee contributions		55	58	—	—	55	58
Settlements and curtailments		(674)	(1)	—	—	(674)	(1)
Benefits paid		(1,825)	(1,885)	(71)	(166)	(1,896)	(2,051)

Fair value of plan assets at end of year		22,031	20,388	21	23	22,052	20,411

Amounts recognized in the balance sheets:
Funded status		13,685	12,043	1,610	1,630	15,295	13,673
Unrecognized prior services		5	6	25	14	30	20

Net projected liability recognized in the balance sheet		Ps 13,690	12,049	1,635	1,644	15,325	13,693

As of January 1, 2010, CEMEX had a projected benefit obligation of pensions and other postretirement benefits of Ps34,937 and plan assets valued at fair value of Ps21,681, which generated a deficit in the funded status of Ps13,286.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

As of December 31, 2011 and 2010 and January 1, 2010, plan assets were measured at their estimated fair value and consisted of:

	December 31, 2011		December 31, 2010	January 1, 2010
Cash	Ps	642	708	1,286
Investments in corporate bonds		3,354	8,481	5,632
Investments in government bonds		9,650	2,916	6,685

Total fixed-income securities		13,646	12,105	13,603

Investment in marketable securities		4,936	5,026	5,731
Other investments and private funds		3,470	3,280	2,347

Total variable-income securities		8,406	8,306	8,078

Total plan assets	Ps	22,052	20,411	21,681

Based on the hierarchy of fair values established in IFRS 13 (note 15C), investments in plan assets are summarized as follows:

December 31, 2011	Level 1		Level 2	Level 3	Total
Cash	Ps	319	13	310	642
Investments in corporate bonds		2,508	846	—	3,354
Investments in government bonds		9,273	377	—	9,650

Total fixed-income securities		12,100	1,236	310	13,646

Investment in marketable securities		3,816	1,120	—	4,936
Other investments and private funds		1,539	1,931	—	3,470

Total variable-income securities		5,355	3,051	—	8,406

Total plan assets	Ps	17,455	4,287	310	22,052

December 31, 2010	Level 1		Level 2	Level 3	Total
Cash	Ps	600	19	89	708
Investments in corporate bonds		7,143	1,338	—	8,481
Investments in government bonds		2,574	342	—	2,916

Total fixed-income securities		10,317	1,699	89	12,105

Investment in marketable securities		5,000	—	26	5,026
Other investments and private funds		3,280	—	—	3,280

Total variable-income securities		8,280	—	26	8,306

Total plan assets	Ps	18,597	1,699	115	20,411

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

January 1, 2010	Level 1		Level 2	Level 3	Total
Cash	Ps	1,286	—	—	1,286
Investments in corporate bonds		3,860	1,772	—	5,632
Investments in government bonds		6,685	—	—	6,685

Total fixed-income securities		11,831	1,772	—	13,603

Investment in marketable securities		5,704	—	27	5,731
Other investments and private funds		1,882	42	423	2,347

Total variable-income securities		7,586	42	450	8,078

Total plan assets	Ps	19,417	1,814	450	21,681

As of December 31, 2011, estimated payments for pensions and other postretirement benefits over the next ten years were as follows:

	2011
2012	Ps	2,093
2013		2,074
2014		2,101
2015		2,107
2016		2,162
2017 — 2021		15,205

As mentioned in note 27, upon transition to IFRS as of January 1, 2010, based on IFRS 1, CEMEX elected to reset to zero all actuarial gains and losses accrued under MFRS and pending for amortization. In addition, under IFRS, CEMEX adopted the policy to recognize all actuarial gains and losses in the year in which they occur as part of other comprehensive income (loss) for the period. Until December 31, 2009, under MFRS, CEMEX amortized such results following the corridor method.

The most significant assumptions used in the determination of the net periodic cost were as follows:

	2011				2010
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Range of rates in other countries
Discount rates	8.0%	5.5%	5.3%	4.2% - 9.5%	8.5%	5.5%	5.7%	4.0% - 8.9%
Rate of return on plan assets	9.0%	7.5%	6.5%	3.0% - 9.0%	9.5%	7.5%	6.5%	3.8% - 9.0%
Rate of salary increases	4.5%	3.0%	3.4%	2.3% - 4.9%	4.5%	3.0%	3.6%	2.0% - 6.0%

As of December 31, 2011 and 2010, the aggregate projected benefit obligation (“PBO”) for pension plans and other postretirement benefits and the plan assets by country were as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	PBO	Assets	Deficit	PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	Ps 3,320	269	3,051	3,318	710	2,608	2,850	904	1,946
United States	5,177	3,426	1,751	4,665	3,475	1,190	4,611	3,873	738
United Kingdom	23,039	17,053	5,986	19,928	14,404	5,524	20,800	14,820	5,980
Germany	3,267	304	2,963	2,942	276	2,666	3,256	318	2,938
Other countries	2,544	1,000	1,544	3,231	1,546	1,685	3,420	1,766	1,654

	Ps37,347	22,052	15,295	34,084	20,411	13,673	34,937	21,681	13,256

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Significant events related to employees’ pension benefits

During 2011, following the required notices to the plans’ trustees, CEMEX settled its defined benefit pension plans in the Republic of Ireland. As a result, the available assets were used to provide beneficiaries’ entitlements in accordance with the agreement reached between CEMEX and the trustees of the relevant pension schemes. As of the wind up date, the total deficit in these schemes was approximately €15 (US$19 or Ps266). As part of the wind up agreement to settle this liability, CEMEX agreed to make contributions of approximately €11, of which approximately €10 will be paid over the next 20 years subject to a compound annual interest rate of 3% from the date of wind up to the date of payment. CEMEX granted security over certain non-operating assets for this payment. The wind up gave rise to a settlement gain in 2011 of approximately €4 (US$6 or Ps70), and the remaining liability as of December 31, 2011 of approximately €10 (US$13 or Ps181) was reclassified to other current and non-current liabilities, as appropriate.

During 2011, based on the applicable regulation, CEMEX communicated to the pension plans’ trustees, its decision to adopt the consumer price index for purposes of the restatement by inflation of the related obligations, in replacement of the retail price index, used until 2010, resulting in a decrease in the projected benefit obligation related to past services of approximately Ps509, which is reflected in both, the table of the net periodic cost and the table of the reconciliation of the benefits’ obligations, within the line item of actuarial results. In addition, applicable regulation in the United Kingdom requires entities to maintain plan assets at a level similar to that of the obligations. As a result, it is expected that significant contributions to the United Kingdom’s pension plans will be required in the following years. As of December 31, 2011, the deficit in these plans, excluding other postretirement benefits, was approximately Ps5,540 (US$397). These plans in the United Kingdom have been closed to new participants since 2004.

During 2011, CEMEX reduced significantly its workforce subject to defined pension and other postretirement benefits due to the ongoing streamlining of its operations in Mexico. The net periodic cost for 2011, reflects a curtailment gain of approximately Ps107 related to the significant decrease in the number of active participants, of which, approximately Ps10 refer to pensions and approximately Ps97 to other postretirement benefits.

Information related to other postretirement benefits

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2011 and 2010, the projected benefits obligation related to these benefits was approximately Ps1,256 and Ps1,282, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits for Mexico were 7.0% in 2011 and 2010, for Puerto Rico and the United States were 4.7% in 2011 and 2010, and for the United Kingdom were 7.4% in 2011 and 2010.

Sensitivity analysis of pension and other postretirement benefits

A 50 basis points decrease in the discount rate would have increased the defined benefit pension obligation by Ps2,532 (US$181) as of December 31, 2011, and the pension service cost in 2011 by approximately Ps35. A 50 basis points increase in the discount rate would have decreased the defined benefit pension obligation by Ps2,284 (US$164) as of December 31, 2011, and the pension service cost in 2011 by approximately Ps33.

A 50 basis points decrease in the discount rate would have increased the postretirement benefit obligation by Ps107 (US$8) as of December 31, 2011, and the postretirement service cost in 2011 by approximately Ps6. A 50 basis points increase in the same discount rate would have decreased the postretirement benefit obligation by Ps98 (US$7) as of December 31, 2011, and the postretirement service cost in 2011 by approximately Ps4.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

18.	INCOME TAXES

18A)	INCOME TAXES FOR THE PERIOD

The amounts for income taxes included in the statements of operations in 2011 and 2010 are summarized as follows:

	2011	2010
Current income taxes
From Mexican operations	Ps(11,010)	(208)
From foreign operations	(3,326)	(4,494)

	(14,336)	(4,702)

Deferred income taxes
From Mexican operations	327	1,108
From foreign operations	1,802	1,520

	2,129	2,628

	Ps(12,207)	(2,074)

As of December 31, 2011, consolidated tax loss and tax credits carryforwards and reserved carryforwards expire as follows:

	Amount of carryforwards		Amount of reserved carryforwards
2012	Ps	1,152	818
2013		7,030	6,415
2014		7,121	6,214
2015		1,529	363
2016 and thereafter		331,128	180,426

	Ps	347,960	194,236

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

18B)	DEFERRED INCOME TAXES

The main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	December 31, 2011	December 31, 2010	January 1, 2010
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps87,778	73,399	76,765
Accounts payable and accrued expenses	9,643	10,313	10,584
Intangible assets and deferred charges, net	14,992	15,588	5,811
Others	534	481	622

Total deferred tax assets	112,947	99,781	93,782
Less – Valuation allowance	(52,952)	(39,501)	(30,905)

Net deferred tax assets	59,995	60,280	62,877
Deferred tax liabilities:
Property, machinery and equipment	(41,165)	(42,627)	(50,671)
Investments and other assets	(2,469)	(2,836)	(1,142)
Others	(3,366)	(3,309)	(2,020)

Total deferred tax liabilities	(47,000)	(48,772)	(53,833)

Net deferred tax asset	Ps12,995	11,508	9,044

Changes to the consolidated valuation allowance of deferred tax assets in 2011, 2010 and 2009 were as follows:

	2011		2010
Balance at the beginning of the period	Ps	(39,501)	(30,905)
Increases		(11,408)	(31,719)
Decreases		874	19,947
Translation effects		(2,917)	3,176

Balance at the end of the period	Ps	(52,952)	(39,501)

The breakdown of changes in consolidated deferred income taxes during 2011 and 2010 were as follows:

	2011		2010
Deferred income tax charged to the statements of operations	Ps	2,129	2,628
Deferred income tax in stockholders’ equity		159	1,467
Reclassification to other captions in the balance sheet		(801)	(1,631)

Change in deferred income tax for the period	Ps	1,487	2,464

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Current and/or deferred income tax relative to items of other comprehensive loss during 2011 and 2010 were as follows:

	2011		2010
Tax effects relative to foreign exchange fluctuations from debt (note 19B)	Ps	3,391	(566)
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 19B)		1,424	5,449
Tax effects relative to actuarial gains and losses (note 19B)		343	392
Other effects		(184)	1,075

	Ps	4,974	6,350

CEMEX believes that sufficient taxable income will be generated so that it may realize the tax benefits associated with the deferred income tax assets and tax loss carryforwards, prior to their expiration. Nevertheless, a valuation allowance is recorded for the deferred tax assets on tax loss carryforwards that are estimated and may not be recoverable in the future. In the event that present conditions change, and it is determined that future operations would not generate sufficient taxable income, the valuation allowance on deferred tax assets would be increased against the results of the period.

CEMEX, S.A.B de C.V. has not provided for any deferred tax liability for the undistributed earnings generated by its subsidiaries recognized under the equity method, considering that such undistributed earnings are expected to be reinvested, and to not generate income tax in the foreseeable future. Likewise, CEMEX does not recognize a deferred income tax liability related to its investments in subsidiaries and interests in joint ventures, considering that CEMEX controls the reversal of the temporary differences arising from these investments.

18C)	EFFECTIVE TAX RATE

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2011 and 2010 were as follows:

	2011	2010
	%	%
Consolidated statutory tax rate	(30.0)	(30.0)
Non-taxable dividend income	(1.9)	—
Other non-taxable income 1	(0.3)	(15.5)
Expenses and other non-deductible items 2	88.2	(22.9)
Non-taxable sale of marketable securities and fixed assets	(14.4)	22.1
Difference between book and tax inflation	9.9	12.3
Other tax non-accounting benefits	46.2	48.8
Others	(0.5)	3.4

Effective consolidated tax rate	97.2	18.2

1	Includes the effects of the different income tax rates in the countries where CEMEX operates.
2	Includes the effects of unrecognized tax benefits in the year.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

18D)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

As of December 31, 2011 and 2010 and as of January 1, 2010, as part of short-term and long-term provisions and other liabilities (note 16), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX (note 2O). As of December 31, 2011, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

A summary of the beginning and ending amount of unrecognized tax benefits as of December 31, 2011 and 2010, excluding interest and penalties, is as follows:

	2011	2010
Balance of tax positions at beginning of year	Ps 17,260	20,333
Additions for tax positions of prior years	1,162	3,687
Additions for tax positions of current year	4,812	765
Reductions for tax positions related to prior years and other items	(2,513)	(2,240)
Settlements	(121)	(81)
Expiration of the statue of limitations	(120)	(4,195)
Foreign currency translation effects	1,456	(1,009)

Balance of tax positions at end of year	Ps 21,936	17,260

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

As of December 31, 2011, certain significant proceedings associated with these tax positions are as follows:

•

On November 16, 2011, the Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., subsidiaries of CEMEX in Mexico, of tax assessments related to direct and indirect investments in entities considered to be preferential tax regimes, in the amount of approximately Ps1,251 (US$90) and approximately Ps759 (US$54), respectively. CEMEX has challenged these assessments before the corresponding courts. At this stage, CEMEX is not able to assess the likelihood of an adverse result in these proceedings.

•

In May 2011, the U.S. Internal Revenue Service (“IRS”) had issued various Notices of Proposed Adjustment (“NOPAs”) for the years 2005 through 2007 proposing certain adjustments to CEMEX’s tax returns. CEMEX requested the opportunity to discuss and negotiate these with the IRS field team before they are finalized as formal Revenue Agent Reports. As of December 31, 2011, CEMEX and the IRS have reached a tentative resolution for the years 2005 through 2007 and for certain adjustments in post-2007 years. It is uncertain at this time whether the tentative resolution will be finalized in its current form. The IRS continues to audit the years 2008 and 2009, and it is possible there will be additional adjustments for these years. CEMEX believes that it is

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

possible that the audits for 2005–2007 and 2008-2009 will be settled in the next twelve months. Moreover, as of the issuance date of these consolidated financial statements, CEMEX believes it has adequately reserved for its uncertain tax position. The amount of which is not specified, as doing so may harm the current negotiations of CEMEX with the IRS. Nonetheless, there can be no assurance that the outcome of the IRS negotiations will not require further provisions for taxes.

•

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately $90 billion Colombian Pesos (approximately U.S.$50.2 million as of March 30, 2012, based on an exchange rate of $1792.12 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately $144 billion Colombian Pesos (approximately U.S.$80.3 million as of March 30, 2012, based on an exchange rate of $ 1792.12 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the special proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination in February 15, 2012 and it is expected to have a response from the Tax Authorities no later than February, 2013. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

•

On January 21, 2011, the Mexican tax authority notified CEMEX, S.A.B. de C.V., of a tax assessment for approximately Ps996 (US$71) pertaining to the tax year 2005. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, the law allows the cost of goods sold to be deducted, instead of deducting purchases. Since there were inventories as of December 31, 2004, in a transition provision, the law allowed the inventory to be accumulated as income (thus reversing the deduction via purchases) and then be deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of CEMEX’s subsidiaries. The authorities argued that because of this offsetting, the right to use such losses at the consolidated level had been lost; therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the Mexican tax authority and, on March 29, 2011, CEMEX challenged the assessment before the tax court.

•

On November 10, 2010, the Colombian tax authority notified CEMEX Colombia of a proceeding in which the Colombian tax authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian tax authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian pesos (US$22 or Ps307) and imposed a penalty in the amount of approximately 69 billion Colombian pesos (US$36 or Ps503), both amounts as of December 31, 2011. The Colombian tax authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. CEMEX believes that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, CEMEX believes that the Colombian tax authority is no longer able to review the 2008 tax return because the time to review such return has already expired pursuant to Colombian law. The Colombian tax authority issued an official settlement on July 27, 2011, which confirmed its position in the special request. The official settlement was appealed by CEMEX on September 27, 2011. The tax authorities have one year to resolve the appeal. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

•

Pursuant to amendments to the Mexican income tax law effective on January 1, 2005, Mexican companies with investments in entities incorporated outside of Mexico whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on net passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such controlled subsidiaries, provided, however, that such revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments were constitutional for tax years 2005 to 2007. Since the Supreme Court’s decision only determined that this tax regime is constitutional and does not dictate the details of how to calculate the amount of taxes due, CEMEX has self-assessed taxes due pursuant to these provisions through the submission of amended tax returns. As of December 31, 2011, the amounts determined were being reviewed by the Mexican tax authorities. Nonetheless, if the Mexican tax authorities do not agree with CEMEX’s self-assessment of the taxes due for past periods, they may assess additional amounts of taxes past due. As of December 31, 2011 and 2010, CEMEX has recognized certain provisions in connection with these amendments to the income tax law in Mexico. The amounts of which are not specified, as doing so may harm the current negotiations of CEMEX with the tax authorities in connection with this tax uncertainty. Changes in the provision are recognized through income tax expense for the period as the review by the tax authorities’ progresses. See note 25 for recent developments in connection with this tax assessment.

•

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In connection with these changes to the tax consolidation regime and based on MFRS, CEMEX recognized an aggregate liability of Ps10,461, Ps8,216 of which was recognized against “Other non-current assets” in connection with the net liability recognized before the new tax law and that CEMEX will recover through the payment of this tax liability, and Ps2,245 of which was recognized against “Retained earnings” for the portion, according to the modifications, related to the items mentioned above. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference of index a) above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. As a result, CEMEX reduced its estimated tax payable by approximately Ps2,911 against a credit to income taxes for the period in the statements of operations under IFRS. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past. Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2011 and 2010 were as follows:

	2011	2010
Balance at the beginning of the year	Ps 10,079	10,461
Income tax received from subsidiaries	2,352	2,496
Restatement for the period	485	358
Payments during the period	(506)	(325)
Effects associated with miscellaneous rules	—	(2,911)

Balance at the end of the year	Ps 12,410	10,079

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

19.	STOCKHOLDERS’ EQUITY

As of December 31, 2011 and 2010 and January 1, 2010, the balances of consolidated stockholders’ equity exclude investments in shares of CEMEX, S.A.B. de C.V. held by subsidiaries of approximately Ps129 (17,334,881 CPOs), Ps220 (16,668,156 CPOs) and Ps187 (16,107,081 CPOs). These amounts are canceled within “Other equity reserves.” The increase in the number of CPOs held by subsidiaries during 2011 and 2010 relates to CPOs received by subsidiaries as a result of the recapitalization of retained earnings as described below.

19A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2011 and 2010 and as of January 1, 2010, the breakdown of common stock and additional paid-in capital was as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Common stock	Ps 4,135	4,132	4,127
Additional paid-in capital	109,309	104,590	98,797

	Ps113,444	108,722	102,924

The common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Shares 1	Series A 2	Series B 3	Series A 2	Series B 3	Series A 2	Series B 3
Subscribed and paid shares	20,939,727,526	10,469,863,763	20,043,602,184	10,021,801,092	19,224,300,330	9,612,150,165
Unissued shares authorized for stock compensation programs	250,782,926	125,391,463	345,164,180	172,582,090	395,227,442	197,613,721
Shares that guarantee the issuance of convertible securities 4	5,932,438,520	2,966,219,260	1,896,584,924	948,292,462	344,960,064	172,480,032
Shares authorized for the issuance of stock or convertible securities 5	7,561,480	3,780,740	3,415,076	1,707,538	1,055,039,936	527,519,968

	27,130,510,452	13,565,255,226	22,288,766,364	11,144,383,182	21,019,527,772	10,509,763,886

1	As of December 31, 2011 and 2010 and January 1, 2010, 13,068,000,000 shares correspond to the fixed portion, and 27,627,765,678 shares as of December 31, 2011, 20,365,149,546 shares as of December 31, 2010 and 18,461,291,658 shares as of January 1, 2010, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
3	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
4	Shares that guarantee the conversion of both the voluntary and mandatorily convertible securities (note 15B).
5	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On February 24, 2011, stockholders at the extraordinary shareholders’ meeting approved an increase in the variable portion of our capital stock of up to 6 billion shares (2 billion CPOs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s stockholders, the subscription and payment of the new shares may occur through a public offer of CPOs and/or the issuance of convertible securities. These shares are kept in CEMEX’s treasury as a guarantee for the potential issuance of shares through CEMEX’s convertible securities (note 15B).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

On February 24, 2011, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings, issuing up to 1,202.6 million shares (400.9 million CPOs) based on a price of Ps10.52 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 401 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps4,213; and (ii) increase the variable common stock by up to 60 million shares (20 million CPOs) issuable as a result of antidilution adjustments upon conversion of CEMEX’s convertible securities (note 15B). These shares are kept in CEMEX’s treasury. There was no cash distribution and no entitlement to fractional shares.

On April 29, 2010, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings, issuing up to 1,153.8 million shares (384.6 million CPOs) based on a price of Ps14.24 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 384.6 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps5,476, and (ii) increase the variable common stock by up to 750 million shares (250 million CPOs) issuable as a result of antidilution adjustments upon conversion of CEMEX’s convertible securities (note 15B). These shares are kept in CEMEX’s treasury. There was no cash distribution and no entitlement to fractional shares.

The CPOs issued pursuant to the exercise of options under the “Fixed program” (note 20A) generated additional paid-in capital of approximately Ps11 in 2011, Ps5 in 2010 and Ps5 in 2009, and increased the number of shares outstanding. Likewise, in connection with the long-term compensation program (note 20) in 2011, 2010 and 2009, CEMEX issued approximately 43.4 million, 25.7 million and 13.7 million CPOs, respectively, generating an additional paid-in capital of approximately Ps495, Ps312 and Ps163, respectively, associated with the fair value of the compensation received by executives.

19B)	OTHER EQUITY RESERVES

Balances of other equity reserves are summarized as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 18B and 19D) 1	Ps 17,160	570	(4,532)
Cumulative actuarial gains (losses)	(2,234)	(1,192)	—
Issuance of convertible securities 2	—	—	1,971
Treasury shares held by subsidiaries	(129)	(220)	(187)

	Ps 14,797	(842)	(2,748)

1	In 2011 and 2010 includes gains of approximately Ps1,837 and Ps5,401, respectively, resulting from the exchange of perpetual debentures (note 15A).
2	Represents the equity component associated with the issuances of mandatorily convertible notes described in note 15B. Upon mandatory conversion of these securities, these balances will be correspondingly reclassified to common stock and/or additional paid-in capital.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

For the years ended December 31, 2011 and 2010, the translation effects of foreign subsidiaries included in the statements of comprehensive loss were as follows:

	2011	2010
Foreign currency translation adjustment 1	Ps 30,698	11,144
Foreign exchange fluctuations from debt 2	(11,305)	1,886
Foreign exchange fluctuations from intercompany balances 3	(8,068)	(20,059)

	Ps 11,325	(7,029)

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
2	Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V. associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries.
3	Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

19C)	RETAINED EARNINGS

Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2011, the legal reserve amounted to Ps1,804.

19D)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2011 and 2010 and January 1, 2010, non-controlling interest in equity amounted to approximately Ps3,513, Ps3,133 and Ps3,742, respectively.

Perpetual debentures

As of December 31, 2011 and 2010 and as of January 1, 2010, the balances of the non-controlling interest included approximately US$938 (Ps13,089), US$1,320 (Ps16,310) and US$3,045 (Ps39,859), respectively, representing the notional amount of perpetual debentures. The balance in 2011 excludes the notional amount of perpetual debentures held by subsidiaries, acquired in December 2011 through a series of asset swaps (note 15A). In May 2010, following an exchange offer with the debenture holders, a Luxembourg branch of a CEMEX, S.A.B. de C.V. subsidiary exchanged amounts in excess of a majority of the then outstanding principal amount of each series of perpetual debentures for new secured notes. Likewise, in March 2011, a Luxembourg branch of a CEMEX, S.A.B. de C.V. subsidiary concluded a private exchange for a portion of the then outstanding principal amount of Euro denominated perpetual debentures for new secured notes (note 15A).

Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of approximately Ps1,010 in 2011 and Ps1,624 in 2010, excluding in 2011 the amount of interest accrued by perpetual debentures held by subsidiaries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

The detail of CEMEX’s perpetual debentures, giving effect to the exchange transactions that occurred during these periods, as mentioned above, and to the exclusion of perpetual debentures held by subsidiaries, was as follows:

Issuer	Issuance date	Dec 31, 2011 Nominal amount		Dec 31, 2010 Nominal amount		Jan 1, 2010 Nominal amount		Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007		€147		€266		€730	Tenth anniversary	6.3%
C8 Capital (SPV) Ltd.	February 2007	US$	288	US$	369	US$	750	Eighth anniversary	6.6%
C5 Capital (SPV) Ltd 1.	December 2006	US$	111	US$	147	US$	350	Fifth anniversary	6.2%
C10 Capital (SPV) Ltd.	December 2006	US$	349	US$	449	US$	900	Tenth anniversary	6.7%

1	CEMEX did not exercise its repurchase option by December 31, 2011. Therefore, beginning January 1, 2012, the annual interest rate of this series will change to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. CEMEX is not permitted to call these debentures under the Financing Agreement. As of December 31, 2011, 3-month LIBOR was approximately 0.5810%.

20.	EXECUTIVE STOCK-BASED COMPENSATION

CEMEX has a long-term compensation program providing for the grant of CEMEX’s CPOs to a group of executives, pursuant to which, new CPOs are issued under each annual program over a 4 year period. By agreement with the executives, the CPOs of the annual grant, which is equivalent to 25% of the CPOs related to each plan, are placed in a trust established for the benefit of the executives (the “executives’ trust”) to comply with a 1 year restriction on sale. Under this program, CEMEX granted approximately 43.4 million CPOs in 2011 and 25.7 million CPOs in 2010 that were subscribed and pending for payment in CEMEX’s treasury. Of the total CPOs granted in 2011, approximately 10.3 million CPOs relate to termination payments associated with restructuring events (note 5). As of December 31, 2011, there are approximately 58.2 million CPOs associated to these annual programs that are expected to be issued during the following years as the executives render services to CEMEX. The compensation expense related to these programs in 2011 and 2010 recognized in the operating results amounted to approximately Ps415 and Ps536, respectively. The weighted average price per CPO granted during the period was approximately Ps11.42 in 2011 and Ps12.12 in 2010.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Until 2005, CEMEX granted stock options to executives based on CEMEX’s CPO. Options outstanding under CEMEX’s programs represent liability instruments, except for those of its “Fixed program,” which was designated as equity instruments (note 2S). The information related to options granted in respect of CEMEX, S.A.B. de C.V. shares is as follows:

Options	Fixed program (A)	Variable program (B)	Restricted program (C)	Special program (D)
Options at the beginning of 2010	613,639	1,358,920	15,022,272	722,618
Changes in 2010:
Options cancelled and adjustments	(57,933)	—	—	—
Options exercised	(106,963)	—	—	(8,000)

Options at the end of 2010	448,743	1,358,920	15,022,272	714,618
Changes in 2011:
Options cancelled and adjustments	(115,617)	(815,424)	—	(81,826)
Options exercised	(333,126)	—	—	—

Options at the end of 2011	—	543,496	15,022,272	632,792

Underlying CPOs 1	—	2,950,479	76,233,524	12,655,840

Weighted average exercise prices per CPO:
Options outstanding at the beginning of 2011 1	Ps5.85	US$1.52	US$2.00	US$1.36
Options exercised in the year 1	Ps4.99	—	—	—
Options outstanding at the end of 2011 1	—	US$1.55	US$2.00	US$1.39

Average life of options:	—	1.1 years	0.5 years	2.1 years

Number of options per exercise price:	—	70,746 – US$1.7	15,022,272 – US$2.0	125,345 – US$1.4
	—	141,679 – US$1.8	—	135,751 – US$1.0
	—	67,295 – US$1.5	—	257,291 – US$1.4
	—	205,034 – US$1.3	—	114,405 – US$1.9
	—	58,742 – US$1.6	—	—

Percent of options fully vested:	—	100%	100%	100%

1	Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.

A)	Fixed program

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

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

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

From June 2001 through June 2005, a CEMEX subsidiary in the United States granted to a group of its employees a stock option program to purchase CEMEX ADSs. The options granted have a fixed exercise price denominated in dollars and tenure of 10 years. The employees’ option rights vested up to 25% annually after having been granted. The option exercises are hedged using ADSs currently owned by subsidiaries, which increases stockholders’ equity and the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs.

Other programs

CEMEX’s subsidiary in Ireland has an outstanding stock option program in its own shares. As of December 31, 2011 and 2010, this subsidiary had outstanding options over 19,814 and 251,918 of its shares, respectively, with an average exercise price per share of approximately €0 in 2011 and €1.18 in 2010. As of December 31, 2011 and 2010, the market price per share of CEMEX’s subsidiary in Ireland was €0.04 and €0.21, respectively.

Valuation of options at fair value and accounting recognition

All options of programs that qualify as liability instruments are valued at their estimated fair value as of the date of the financial statements, recognizing changes in valuations in the statements of operations. Changes in the provision for executive stock option programs for the years ended December 31, 2011 and 2010 were as follows:

	Restricted program	Variable program	Special program	Total
Provision as of January 1, 2010	Ps 114	24	54	192
Net revenue in current period results	(92)	(15)	(40)	(147)
Estimated decrease from exercises of options	—	—	2	2
Foreign currency translation effect	(7)	(1)	(3)	(11)

Provision as of December 31, 2010	15	8	13	36
Net revenue in current period results	(17)	(9)	(15)	(41)
Estimated decrease from exercises of options	—	—	—	—
Foreign currency translation effect	2	1	2	5

Provision as of December 31, 2011	Ps —	—	—	—

The options’ fair values were determined through the binomial option-pricing model. As of December 31, 2011, 2010 and 2009, the most significant assumptions used in the valuations were as follows:

Assumptions	December 31, 2011	December 31, 2010	January 1, 2010
Expected dividend yield	4.0%	4.0%	4.0%
Volatility	35%	35%	35%
Interest rate	0.1%	1.2%	1.8%
Weighted average remaining tenure	1.2 years	2.1 years	3.1 years

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

21.	EARNINGS (LOSS) PER SHARE

Based on IAS 33 Earnings per Share (“IAS 33”), basic earnings (loss) per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only by the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings (loss) per share should reflect in both, the numerator and denominator, the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would led to a reduction in basic earnings per share or an increase in basic loss per share, otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of loss per share (“LPS”) in 2011 and 2010 were as follows:

	2011		2010
Denominator (thousands of shares)
Weighted average number of shares outstanding 1		31,267,218	31,177,140
Capitalization of retained earnings in 2012 2		1,256,354	1,256,354
Effect of dilutive instruments – stock-based compensation (note 20) 3		174,934	153,640
Effect of dilutive instruments – mandatorily convertible securities (note 15B) 3		559,663	538,138

Weighted average number of shares outstanding – basic		33,258,169	33,125,272
Effect of potentially dilutive instruments – optionally convertible securities (note 15B) 3		6,316,755	1,640,535

Weighted average number of shares outstanding – diluted		39,574,924	34,765,807

Numerators
Consolidated net loss	Ps	(24,767)	(13,436)
Less: non-controlling interest net income		21	46

Controlling interest net loss		(24,788)	(13,482)
Plus: after tax interest expense on mandatorily convertible securities		209	220

Controlling interest net loss – basic loss per share		(24,579)	(13,262)
Plus: after tax interest expense on optionally convertible securities		1,153	344

Controlling interest net loss – diluted loss per share	Ps	(23,426)	(12,918)

Controlling Interest Basic Loss Per Share	Ps	(0.74)	(0.39)

Controlling Interest Diluted Loss Per Share 4	Ps	(0.74)	(0.39)

1	Based on IAS 33, the weighted average number of shares outstanding in 2010 reflects the shares issued as a result of the capitalization of retained earnings declared in February 2011 (note 19A).
2	According to resolution of the stockholders’ meeting on February 23, 2012 (note 25).
3	The number of restricted CPO grants under the long-term compensation program initiated in 2009, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method.
4	For 2011 and 2010, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic and diluted loss per share.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

22.	COMMITMENTS

22A)	GUARANTEES

As of December 31, 2011 and 2010 and January 1, 2010, CEMEX, S.A.B. de C.V. had guaranteed loans of certain subsidiaries for approximately US$8,993, US$13,028 and US$12,570, respectively.

22B)	PLEDGED ASSETS

As of December 31, 2011 and 2010 and January 1, 2010, CEMEX had liabilities amounting to US$129, US$186 and US$292, respectively, secured by property, machinery and equipment. These amounts exclude the financial liabilities associated with capital leases (note 15B), as there are no legal liens on the related assets.

In addition, in connection with the Financing Agreement (note 15A), CEMEX transferred to a trust for the benefit of the Financing Agreement lenders, note holders and other creditors having the benefit of negative pledge clauses, the shares of several of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, S.A., in order to guarantee payment obligations under the Financing Agreement and other financial transactions. These shares secure several other financings entered into subsequent to the date of the Financing Agreement.

22C)	OTHER COMMITMENTS

As of December 31, 2011 and 2010 and as of January 1, 2010, CEMEX had commitments for the purchase of raw materials for an approximate amount of US$184, US$288 and US$172, respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA formed an alliance to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2011 and 2010, EURUS supplied (unaudited) approximately 23.7% and 20.1%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

In 1999, CEMEX entered into agreements with an international partnership, which built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, another international company replaced the original operator. The agreements established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. Likewise, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos, which terminates in 2024. With the change of the operator, in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the TEG fuel supply contract, CEMEX intends to purchase the required fuel in the market. CEMEX is not required to make any capital expenditure in the project. For the years ended December 31, 2011 and 2010, TEG supplied (unaudited) approximately 69.3% and 72.8%, respectively, of CEMEX’s 15 cement plants’ electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) 28 MW in 2008 and 2009, and 27 MW in 2010 and 2011. COZ expects to acquire 27 MW per year from 2012 to 2014, and expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately US$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 130 million CPOs at a price of US$2.7558 per CPO (120% of initial CPO price in dollars), as adjusted as of December 31, 2011. If the value of the assets held in the trust (33.4 million CPOs and the securities that track the performance of the Mexican Stock Exchange) were insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required to purchase, in April 2013, the total CPOs at a price per CPO equal to the difference between US$2.7558 and the market value of the assets of the trust. The purchase price per CPO in dollars and the corresponding number of CPOs under this transaction are subject to dividend adjustments. CEMEX recognizes a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations (note 15D).

22D)	COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2011, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 350 thousand dollars to 2 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly larger. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately US$78 (Ps1,089) in 2011 and US$81 (Ps1,026) in 2010.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

22E)	CONTRACTUAL OBLIGATIONS

As of December 31, 2011 and 2010, CEMEX had the following contractual obligations:

(U.S. dollars millions)	2011					2010
Obligations	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
Long-term debt	US$325	8,499	2,500	3,600	14,924	15,641
Capital lease obligations 1	47	85	12	38	182	6
Convertible notes 2	9	24	1,469	600	2,102	768

Total debt and other financial obligations 3	381	8,608	3,981	4,238	17,208	16,415
Operating leases 4	166	219	97	83	565	731
Interest payments on debt 5	984	1,764	931	432	4,111	4,183
Pension plans and other benefits 6	150	300	306	1,089	1,845	1,523

Total contractual obligations	US$1,681	10,891	5,315	5,842	23,729	22,852

	Ps23,467	152,038	74,197	81,554	331,256	282,451

1	The amounts of payments under capital leases have been determined on the basis of nominal cash flows. As of December 31, 2011, the net present value of future payments under such leases is approximately US$143 (Ps1,999), of which, approximately US$44 (Ps613) refers to cash flows from 1 to 3 years, and approximately US$73 (Ps1,023) refer to cash flows from 3 to 5 years.
2	Refers to the convertible notes described in note 15B and assumes repayment at maturity and no conversion of the notes.
3	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
4	The amounts for operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$256 (Ps3,195) in 2011 and US$199 (Ps2,521) in 2010.
5	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the floating interest rates in effect as of December 31, 2011 and 2010.
6	Represents estimated annual payments under these benefits for the next 10 years (note 17). Future payments include the estimate of new retirees during such future years.

23.	CONTINGENCIES

23A)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements, representing the best estimate of the amounts payable. Therefore, CEMEX believes that it will not incur significant expenditure in excess of the amounts recorded. As of December 31, 2011, the details of the most significant events are as follows:

•

In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

producers in the country, including CEMEX Polska and another of CEMEX’s indirect subsidiaries in Poland. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish cement market. In January 2007, CEMEX Polska filed its response to the notification, denying that it had committed the practices listed by the Protection Office, and submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska amounted to approximately 116 million Polish Zloty (US$34 or Ps475), which represents 10% of CEMEX Polska’s total revenue for the calendar year preceding the imposition of the fine. CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection (the “Court of Consumer Protection”). On February 7, 2011, the Protection Office made an application to the Court of Consumer Protection to reject CEMEX Polska’s appeal, arguing that such appeal is not justified, and the Protection Office maintained all the statements and arguments from its prior decision. On February 21, 2011, CEMEX Polska sent a letter to the Court of Consumer Protection in which it kept its position and argumentation from the appeal and opposed the arguments and statements of the Protection Office. The decision on the fines will not be enforced until two appeals are exhausted, which CEMEX estimates could take at least four years approximately. As of December 31, 2011, CEMEX recognized a provision of approximately 72 million Polish Zloty (US$21 or Ps293), representing the best estimate on such date of the expected cash outflow in connection with this resolution.

•

In 2005, through the acquisition of RMC Group plc, CEMEX assumed environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste. As of December 31, 2011, CEMEX had generated a provision for the net present value of such obligations of approximately £131 (US$204 or Ps2,848). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany, against CEMEX Deutschland AG, CEMEX’s subsidiary in Germany, and other German cement companies originally seeking approximately €102 (US$132 or Ps1,843) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. Since that time, CDC has acquired new claims by assignment, and the claim has increased to €131 (US$170 or Ps2,373). CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. In February 2007, the District Court in Düsseldorf allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed the resolution but the appeal was dismissed in May 2008 and the lawsuit will proceed at the level of the court of first instance. The District Court in Düsseldorf had called for a hearing on the merits of this case on May 26, 2011, which was canceled and is now rescheduled for March 1, 2012. As of December 31, 2011, CEMEX Deutschland AG had accrued liabilities regarding this matter of approximately €28 (US$36 or Ps503), including accrued interests over the principal amount of the claim.

•

As of December 31, 2011, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately US$26 (Ps363). The environmental matters relate to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX’s subsidiaries believe that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, CEMEX’s subsidiaries do not believe that they will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

23B)	OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote after considering all the elements of such proceedings, as well as proceedings in which a negative resolution for CEMEX may represent, among other things, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. As of December 31, 2011, the details of the most significant events with a quantification of the potential loss, when it is determinable, were as follows:

•

On December 8, 2010, the European Commission (“EC”) informed CEMEX that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, which include CEMEX and other seven companies. These proceedings may lead to an infringement decision or, if the objections raised by the EC are not substantiated, the case might be closed. In April 2011, the EC requested CEMEX to deliver a material amount of information and documentation. CEMEX filed an appeal before the General Court of the European Union for the annulment of such request for information and documentation on the grounds that it is contrary to several principals of European Union Law. Nonetheless, the request was fulfilled by CEMEX on August 2, 2011. On September 16, 2011, without discussing the main arguments of the claim, the EC rejected the claim from CEMEX asking for the annulment of the request. On December 15, 2011, CEMEX complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process. On December 21, 2011, CEMEX filed its reply to the EC’s rejection. As of December 31, 2011, the EC has not yet submitted its rejoinder. If the alleged infringements investigated by the EC are substantiated, the EC may impose a maximum fine of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved. CEMEX intends to defend its position vigorously in this proceeding and is fully cooperating and will continue to cooperate with the EC in connection with this matter. As of December 31, 2011, the EC has not yet formulated a Statement of Objections against CEMEX and, as a result, the extent of the charges and the alleged infringements are unknown. Moreover, it is not clear which cement related products’ total turnover would be used as the basis for the determination of the possible penalties. As a consequence, CEMEX cannot assess the likelihood of an adverse result or the amount of the potential fine, but, if adversely resolved, it may have a material adverse impact on CEMEX’s financial position.

•

In September 2009, officers from the European Commission (“EC”), in conjunction with local officials of the Spanish national competition enforcement authority (Comisión Nacional de la Competencia or “CNC”), conducted an unannounced inspection at CEMEX’s offices in Spain. The EC alleges that CEMEX may have participated in anti-competitive agreements and/or concerted practices. This investigation is related to unannounced previous inspections carried out by the EC in the United Kingdom and Germany in November 2008. Since the inspections, CEMEX has received requests for information from the EC in September 2009, October 2010 and December 2010, and CEMEX has fully cooperated by providing the relevant information on time. As of December 31, 2011,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

at this stage of the proceeding, CEMEX cannot assess the likelihood of an adverse result, or quantify the potential damages that could be borne by CEMEX. Nonetheless, CEMEX would not expect a material adverse effect on its financial position.

•

On June 5, 2010, the Secretaría Distrital de Ambiente de Bogotá, the District of Bogota’s environmental secretary (or the “environmental secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogotá, as well as the extraction activities of other aggregates producers in the same area. The environmental secretary alleges that during the past 60 years CEMEX Colombia and the other companies included in the temporary injunction have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the environmental secretary informing the initiation of proceedings to impose fines against CEMEX Colombia based on the above mentioned alleged environmental violations. CEMEX Colombia responded to the temporary injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial. On June 11, 2010, the local authorities in Bogotá, in compliance with the environmental secretary’s decision, sealed off the mine to machinery and prohibited the removal of our aggregates inventory. Although there is not an official quantification of the possible fine, the environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian pesos (US$154 or Ps2,150). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

•

In October 2009, CEMEX Corp., one of CEMEX’s subsidiaries in the United States, and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price fixing in Florida. The purported class action lawsuits are of two distinct types: a) the first type were filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants; and b) the second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise prices of cement and concrete and hinder competition in Florida. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, CEMEX moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. CEMEX also answered the complaint filed by the direct purchaser plaintiffs. On January 4, 2011, both the direct and indirect purchaser plaintiffs filed further amended complaints, which CEMEX answered on January 18, 2011. In March 2011, both the direct and indirect purchaser plaintiffs filed motions seeking the entry of final judgment pursuant to the court’s October 12, 2010 order so they may appeal the dismissals to the Court of Appeals for the 11th Circuit. The court denied those motions on April 15, 2011. On September 21, 2011, both groups of plaintiffs filed motions for class certification. CEMEX believes that the lawsuits are without merit and intends to defend them vigorously. As of December 31, 2011, at this stage of the proceeding, CEMEX cannot assess the likelihood of an adverse result, or quantify the potential damages that could be borne by CEMEX. Nonetheless, CEMEX would not expect this matter to have a material adverse effect on its financial position.

•

In September 2009, the CNC, applying exclusively national antitrust law, separately conducted its own inspection in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix and aggregates within the Chartered Community of Navarre (“Navarre”). In December 2009, the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

CNC started a procedure against CEMEX España for alleged practices prohibited under the Spanish competition law. In November 2010, the CNC provided CEMEX España with a Statement of Facts that included some allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward Holding B.V., could be jointly and severally liable for the investigated behavior. On December 10, 2010, the CNC Investigative Department notified CEMEX of its proposed decision, which declared an existence of infringement, and that it would submit the proposed decision to the CNC Council. The notification of the proposed decision marked the end of the investigation phase. On December 29, 2010, CEMEX submitted its opposition to the proposed decision denying all charges formulated by the CNC. On May 17, 2011, the CNC Council decided to accept CEMEX’s request to review the evidence presented by the other parties. As a result, the estimated deadline for the CNC Council to issue a decision is during January 2012. The maximum fine that the CNC could impose would be 10% of the total revenues of CEMEX España’s ready-mix production activities within Navarre for the calendar year preceding the imposition of the fine. As of December 31, 2011, CEMEX would not expect this matter to have a material adverse effect on its financial position (note 25).

•

In June 2009, the Texas General Land Office (“GLO”) alleged that CEMEX failed to pay approximately US$550 in royalties related to mining activities by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained a reservation of mineral rights. The petition filed by the GLO also states that the State is seeking injunctive relief. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed an appeal on March 25, 2010 and its appellate brief on May 28, 2010. The GLO requested that the Texas Court of Appeals hear oral arguments in this matter. On May 3, 2011, the GLO and CEMEX submitted briefs and the Court of Appeals heard oral arguments on this matter. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the mineral rights on the lands mined by CEMEX and its predecessors in interest. CEMEX will appeal the El Paso Court of Appeal’s decision to the Texas Supreme Court and will continue to vigorously defend the claim. As of December 31, 2011, at this stage of the proceeding, CEMEX cannot quantify the potential damages that could be borne by CEMEX, or assess the likelihood of an adverse result, which could significantly affect its financial position.

•

In January and March 2009, one of CEMEX’s subsidiaries in Mexico was notified of two findings issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), for presumptive violations of Mexican antitrust laws. During the CFC investigation, CEMEX filed constitutional challenges for both cases considering that these findings contain substantial violations of rights granted by the Mexican Constitution. In both challenges, the Circuit Courts resolved that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX appealed such resolutions. On October 14, 2011, the CFC determined to close one of the cases due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling, but CEMEX believes that legal precedent exists that establishes that third parties lack standing in these cases (note 25).

•

In January 2009, in response to litigation brought by environmental groups concerning the manner in which certain federal quarry permits were granted, a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX’s SCL, FEC and Kendall Krome quarries, in the Lake Belt area in South Florida, which were granted in 2002 to CEMEX Construction Materials Florida, LLC (“CEMEX Florida”), one of CEMEX’s subsidiaries in the United States. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies involved with the issuance of the permits. On January 29, 2010, in connection with the withdrawal of federal quarry permits in

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Lake Belt, Florida, the Army Corps of Engineers concluded a revision and determined procedures for granting new federal quarry permits in the area. During February 2010, new quarry permits were granted to the SCL and FEC quarries. However, at December 31, 2011, a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. The cessation or significant restriction of quarrying operations in the Lake Belt area could have a significant adverse effect on CEMEX’s Florida operating results.

•

In November 2008, AMEC/Zachry, the general contractor for CEMEX’s expansion program in Brooksville, Florida, filed a lawsuit against CEMEX Florida in the United States, alleging delay damages and seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry sought indemnity for US$60 (Ps838). During 2009, FLSmidth (“FLS”), a supplier for the mining and cement industry, became a co-defendant in the lawsuit. During 2009 and 2010, CEMEX filed counterclaims against both suppliers. On November 18, 2010, the court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida, and denied FLS’s motion on the pleading against CEMEX Florida. On January 6, 2011, CEMEX Florida amended its pleadings in accordance with the court’s rulings. On March 17, 2011, FLS filed another motion seeking dismissal of one of CEMEX Florida’s new claims asserted in the amended pleading. The parties have exchanged documents, and depositions are scheduled for the next several months. On July 1, 2011, AMEC/Zachry filed a motion for substitution of counsel and a motion for a limited stay of discovery proceedings. Until discovery is significantly underway, CEMEX cannot assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX.

•

In July 2008, Strabag SE (“Strabag”), one of the leading suppliers of building materials in Europe, entered into a Share Purchase Agreement (“SPA”) to purchase CEMEX’s operations in Austria and Hungary for €310 (US$402 or Ps5,612), subject to authorization of the competition authorities in such countries. On July 1, 2009, Strabag notified CEMEX of its purported rescission of the SPA, arguing that the regulatory approvals were not obtained before June 30, 2009. In October 2009, CEMEX filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce (“ICC”), requesting a declaration that Strabag’s rescission of the SPA was invalid and claiming the payment of damages caused to CEMEX for the alleged breach of the SPA for €150 (US$195 or Ps2,722). In December 2009, Strabag requested the tribunal to dismiss the claim and also filed a counterclaim for the payment of damages and applied for security for costs related to the arbitration proceedings for an aggregate amount of approximately €2 (US$3 or Ps36). The security for costs application was withdrawn by Strabag in March 2010. The arbitration tribunal was constituted on February 16, 2010, and a first procedural hearing was held on March 23, 2010 at which parties agreed on the terms of reference and procedural rules in accordance to ICC Rules of Arbitration. On June 30, 2010, CEMEX submitted its statement of claim and its list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. On January 14, 2011, CEMEX submitted its reply and answer to Strabag’s counterclaim. On March 7, 2011, Strabag submitted its response. The hearing on quantum (attended by the quantum experts) took place on September 20, 2011. A second hearing on quantum was held on November 23 and 24, 2011. Post-hearing briefs were submitted on December 22, 2011 concluding this stage of the proceedings. CEMEX is now awaiting the arbitral tribunal’s final award which is expected to be issued within the first six months of 2012.

•

In April 2006, the cities of Kaštela and Solin in Croatia published their respective development master plans, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia by the Croatian government in September 2005. In May 2006, CEMEX filed an appeal before a constitutional court seeking a declaration by the court of its rights and seeking prohibition of the implementation of the master plans. The

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

municipal courts in Kaštela and Solin had previously rejected the appeals presented by CEMEX. These resolutions were appealed. These cases are currently under review by the Constitutional Court in Croatia, and it is expected that these proceedings will continue for several years before resolution. During the proceedings, the Administrative Court in Croatia ruled in favor of CEMEX, validating the legality of the mining concession granted by the government of Croatia. This decision was final. However, CEMEX expects a resolution from the Constitutional Court to determine if the cities of Kaštela and Solin, within the scope of their master plans, can unilaterally change the borders of exploited fields. CEMEX believes that a declaration of the Constitutional Court will enable it to seek compensation for the losses caused by the proposed changes to the borders of the land available for extraction.

•

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia and other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia. The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs sought the repair of the roads and estimated that the cost of such repair would be approximately 100 billion Colombian pesos (US$51 or Ps712). In January 2008, CEMEX Colombia was subject to a court order, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia would be required to deposit with the court 337.8 billion Colombian pesos (US$174 or Ps2,429) in cash. CEMEX appealed this decision and also requested that the guarantee be covered by all defendants in the case. In March 2009, the Superior Court of Bogotá allowed CEMEX to offer security in the amount of 20 billion Colombian pesos (US$10 or Ps140). CEMEX deposited the security and, in July 2009, the attachment was lifted. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages that could be borne by CEMEX Colombia.

•

The government of Venezuela claimed that three cement transportation vessels, transferred before the expropriation of CEMEX Venezuelan operations, continued to be the property of the former CEMEX Venezuela, and obtained interim measures before a Venezuelan court barring further transfer or disposition of the vessels. The government of Venezuela attempted to enforce this interim measure in the courts of Panama. On November 2010, the Panamanian Supreme Civil Court confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. As a result of the settlement agreements between the government of Venezuela and CEMEX (note 12B), this claim was released and the vessels continue to be CEMEX’s property.

As of December 31, 2011, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

24.	RELATED PARTIES

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

•

Mr. José Antonio Fernández Carbajal, a member of the board of directors of CEMEX, S.A.B. de C.V., is president and chief executive officer of Fomento Empresarial Mexicano, S.A.B. de C.V. (“FEMSA”), a large multinational beverage company. In the ordinary course of business, CEMEX pays and receives various amounts to and from FEMSA for products and services for varying amounts on market terms. Mr. Fernández Carbajal is also vice-chairman of the board of Consejo de Enseñanza e Investigación Superior, A.C. (the managing entity of Instituto Tecnológico y de Estudios Superiores de Monterrey or ITESM), of which Mr. Lorenzo Zambrano, chief executive officer and chairman of CEMEX’s board of directors, is chairman of the board. ITESM has received contributions from CEMEX for amounts that were not material in the periods presented.

•	Mr. Rafael Rangel Sostmann, a member of the board of directors of CEMEX, S.A.B. de C.V., was the dean of ITESM until September 12, 2011.

•

On April 12, 2011, Juan Pablo San Agustin Rubio was appointed to the role of executive vice president for strategic planning and business development, which is part of CEMEX’s senior management. In 2007, in compliance with CEMEX’s then applicable policies, the Company extended a loan to Mr. San Agustin Rubio for the construction of a house. As of the date of these consolidated financial statements, the loan has been repaid in full. The loan bore interest at an annual rate of 1.2% and the largest amount outstanding from January 1, 2011 until it was repaid was approximately €275 thousand. Except for the previously described loan, during 2011 and 2010, there were no loans between CEMEX and its board members or other members of its top management.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

•

For the years ended December 31, 2011 and 2010, the aggregate amount of compensation paid by CEMEX, S.A.B. de C.V. and subsidiaries to its board of directors, including alternate directors, and top management executives, was approximately US$24 (Ps300) and US$11 (Ps139), respectively. Of these amounts, approximately US$18 (Ps225) in 2011 and US$8 (Ps101) in 2010, was paid as compensation plus performance bonuses, while approximately US$6 (Ps75) in 2011 and US$3 (Ps38) in 2010, corresponded to share payments under the long-term incentive program in restricted CPOs.

25.	SUBSEQUENT EVENTS

On January 3, 2012, in connection with the purported class action lawsuits alleging price-fixing in Florida (note 23B), the court denied both motions, ruling that the cases cannot proceed as class actions. On January 5, 2012, the court stayed both cases pending the resolution of any potential appeal of the court’s ruling denying the motions for class certification. On January 17, 2012, the plaintiffs in the action involving entities that purchased ready-mix concrete directly from one or more of the defendants filed a petition with the Eleventh Circuit Court of Appeals, requesting that the Eleventh Circuit exercise its discretion to immediately review the trial court’s decision denying their class certification motion. In early March 2012, the corresponding CEMEX subsidiaries in the United States and the other remaining defendants effected a settlement of both cases resulting in CEMEX having to pay approximately 460 thousand dollars. CEMEX did not admit any wrongdoing as part of the settlements and denies allegations of misconduct.

On January 12, 2012, in connection with the investigation of the CNC in Navarre, Spain, the CNC notified CEMEX of its final decision on this matter, imposing a fine of 500 thousand euro (648 thousand dollars or Ps9) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009. CEMEX España denies any wrongdoing and on March 1, 2012, filed an appeal before the competent court requesting the interim suspension of the decision from the court until a final judgment is rendered. To that effect, CEMEX España has requested the CNC Council to suspend the implementation of its decision until the court has decided on the requested interim measure.

On January 19, 2012, CEMEX informed that both the London Stock Exchange plc and the Irish Stock Exchange Limited published an announcement made by Readymix plc, an indirect subsidiary of CEMEX in the Republic of Ireland, in which the directors of Readymix plc announced that they have been approached by Readymix Investments, another indirect subsidiary of CEMEX, regarding the preliminary terms of a possible offer that Readymix Investments may be prepared to make for all the shares in Readymix plc that are not already indirectly owned by CEMEX. The directors of Readymix plc indicated that Readymix Investments was prepared to offer €0.22 per share in cash and that discussions with Readymix Investments had commenced.

On February 14, 2012, in connection with the two findings issued by the CFC for presumptive violations of Mexican antitrust laws (note 23B), CEMEX was fined for approximately Ps10.2 million for anticompetitive practices plus ordered to implement certain measures. CEMEX has appealed the resolution and denies any wrongdoing.

On February 23, 2012, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings, issuing up to 1,256.4 million shares (418.8 million CPOs); (ii) increase the variable common stock issuing up to 345 million shares (115 million CPOs),which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 15B); (iii) the cancellation of 5,122.6 million treasury shares, which were not subject to public offer or convertible notes issuance in the 24 months period

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

authorized by the extraordinary shareholders meeting dated September 4, 2009; and (iv) increase the variable common stock through issuing up to 1,500 million shares (500 million CPOs) which will be kept in CEMEX’s treasury and used to be subscribed and paid pursuant to the terms and conditions of CEMEX’s long-term compensation stock program (note 20), without entailing the preemptive right for shareholders.

On February 23, 2012, in connection with the litigation brought by the GLO regarding royalty payments for mining activities (note 23B), the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay 750 thousand dollars in five equal installments of 150 thousand per year and will enter into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. Further, CEMEX’s pending appeal to the Texas Supreme Court has been withdrawn and all ancillary claims that were held in abeyance have been dismissed.

On February 29, 2012, CEMEX UK agreed with the trustee of its employees’ defined benefits pension plans, the modification of certain terms and benefits accrued until February 29, 2012. Beginning in this date, the eligible employees in the UK started to accrue pension benefits in the existing defined contribution scheme. As of March 31, 2012, for accounting purposes, CEMEX estimated that the changes to the defined benefits scheme affected prior service costs and generated a net gain in the operating results of approximately US$69, mainly related to: 1) the effect of replacing salary increases with inflationary ones for the current active members; and 2) the removal of certain death and termination benefits.

On March 1, 2012, in connection with the tax assessment in Mexico pertaining to taxable income from 2005 to 2007 of entities incorporated outside of Mexico whose income tax liability is less than 75% of the income tax that would be payable in Mexico (note 18D), CEMEX self-assessed the taxes corresponding to the 2005 tax year for a total amount, inclusive of surcharges and carry-forward charges, of approximately Ps4,642 (US$358), of which 20%, equivalent to approximately Ps928 (US$72), was paid in connection with the submission of amended tax returns. The remaining 80% of such total amount is due in January 2013, plus additional surcharges and carry-forward charges if CEMEX elects to extend the payment date and pay in thirty-six monthly installments, which can be prepaid at CEMEX’s option. CEMEX believes it has adequate provisions to cover this self-assessment. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 tax year and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for that year. While CEMEX has not determined the final amount of taxes to be paid for the 2006 and 2007 tax years, CEMEX expects the final amounts will be materially less than that for the 2005 tax year. The Mexican Income Tax Law was again amended in 2008, as a result of which CEMEX does not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007.

On March 28, 2012, CEMEX exchanged at a discount approximately US$452 or 48% of its then aggregate outstanding perpetual debentures (note 18D), and exchanged at par value approximately US$470 or 53% of its then outstanding Euro-denominated notes due in 2014, for new senior secured notes as follows: (1) approximately US$704 senior secured notes denominated in Dollars maturing in March 2019, with an annual coupon of 9.875%; and (2) approximately €179 (US$239) senior secured notes denominated in Euros maturing in March 2019, with an annual coupon of 9.875%. The senior secured notes, issued by the Luxembourg branch of CEMEX España, S.A., are fully guaranteed by CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V. and New Sunward Holding B.V., and will share the same collateral that secures the Financing Agreement and other senior secured debt having the benefit of such collateral. As a result of the exchange, CEMEX reduced its overall indebtedness under the Financing Agreement (including perpetual debentures) by an amount estimated by the Company of approximately US$131 (unaudited), representing the difference between the amount of perpetual debentures exchanged and the amount of new secured notes issued, which was recorded against “other equity reserves” in 2012.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

On April 9, 2012, CEMEX repaid Ps1,480 (US$106) aggregate principal amount of CBs maturing on such date, and prepaid Ps2,621 (US$188) aggregate principal amount of CBs that were scheduled to mature in September 2012.

In connection with CEMEX’s negotiations regarding the proposed adjustments in the NOPAs audits (note 18D), as of the date of these consolidated financial statements, the subsidiaries of CEMEX in the United States and the IRS have reached a tentative resolution associated with the audits of years 2005 through 2009 and certain adjustments for post-2009 years. CEMEX expects that the audits for years 2005 through 2009 will be settled within the next twelve months. CEMEX believes it has adequately reserved for such tentative resolution and that the estimated amount of cash to be paid to resolve this matter is not expected to be material to its financial results. Nonetheless, there can be no assurance that the outcome will not require further provisions for taxes.

26.	MAIN OPERATING SUBSIDIARIES

The main operating subsidiaries as of December 31, 2011 and 2010 were as follows:

		% interest
Subsidiary	Country	2011	2010
CEMEX México, S. A. de C.V. 1	Mexico	100.0	100.0
CEMEX España, S.A. 2	Spain	99.9	99.9
CEMEX, Inc.	United States	100.0	100.0
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.	Colombia	99.7	99.7
Cemento Bayano, S.A.	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
Solid Cement Corporation 3	Philippines	100.0	100.0
APO Cement Corporation 3	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. 3	Thailand	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd 3	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria, AG.	Austria	100.0	100.0
CEMEX Hrvatska d.d.	Croatia	100.0	100.0
CEMEX Czech Operations, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Hungária Kft.	Hungary	100.0	100.0
Readymix PLC. 4	Ireland	61.2	61.2
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC 5	United Arab Emirates	100.0	100.0
CEMEX AS	Norway	100.0	100.0
Cimentos Vencemos do Amazonas, Ltda.	Brasil	100.0	100.0
Readymix Argentina, S.A.	Argentina	100.0	100.0
CEMEX Jamaica	Jamaica	100.0	100.0
Neoris N.V.	The Netherlands	99.6	99.6

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

1.	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2.	CEMEX España, S.A. is the indirect holding company of all CEMEX’s international operations.
3.	Represents CEMEX’s indirect interest in the economic benefits of these entities.
4.	Readymix plc is listed in the Irish stock exchange.
5.	CEMEX owns 49% of the common stock of these entities and obtains 100% of the economic benefits, through arrangements with other stockholders.

27.	MIGRATION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS BEGINNING JANUARY 1, 2012

As mentioned in note 2A, due to requirements of the CNBV for public entities to prepare their consolidated financial statements in accordance with IFRS, as issued by the IASB, no later than January 1, 2012, these are CEMEX’s first consolidated financial statements prepared under IFRS, as issued by the IASB. For this transition, CEMEX gathered the necessary material and human resources required for the identification and quantification of the differences between MFRS and IFRS for purposes of the opening IFRS balance sheet dated January 1, 2010, as well as for the conversion to IFRS of its financial information systems. As of the date of issuance of these consolidated financial statements, the migration process to IFRS has been completed.

In preparing its opening IFRS balance sheet, based on IFRS 1, CEMEX has adjusted the amounts previously reported in financial statements prepared under MFRS. A description of how the transition from MFRS to IFRS has affected CEMEX’s financial position is described below:

A)	IFRS 1 EXEMPTION OPTIONS

Set out below are the applicable IFRS 1 exemptions applied in the conversion from MFRS to IFRS.

Exemption for cumulative translation differences

IFRS 1 permits cumulative translation gains and losses on the conversion and consolidation of foreign subsidiaries’ financial statements and equity method investments that were generated under MFRS to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21, “The effects of changes in foreign exchange rates” (“IAS 21”), from the date a subsidiary or equity method investee was formed or acquired. CEMEX elected to reset to zero all cumulative translation gains and losses against the opening balance of retained earnings under IFRS at its transition date.

Exemption for fair value as deemed cost

IFRS 1 provides the option to measure at its fair value an item of property, plant and equipment, and certain intangibles at the date of transition to IFRS and use such fair value as its deemed cost at that date or to use a previous GAAP (Generally Accepted Accounting Principles) revaluation, if the revaluation is broadly comparable to: (a) fair value; or (b) cost or depreciated cost in accordance with IFRS, adjusted to recognize the inflation index changes.

CEMEX elected, at its transition date, to measure its mineral reserves, buildings and major machinery and equipment at fair value in those instances when the carrying amounts under MFRS did not comply with IFRS 1. CEMEX also elected to use the revaluation of its property, plant and equipment related to its acquisition of Rinker Group Limited,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

which was determined in 2007 before the date of transition to IFRS. For the minor equipment, CEMEX elected to use its MFRS revaluation as deemed cost under IFRS. The net effect from revaluation was recognized against the opening balance of retained earnings under IFRS at its transition date. Going forward, CEMEX will adopt the policy of cost method for its property, plant and equipment in accordance with IFRS.

Exemption for employee benefits

In connection with defined benefit plans, IFRS 1 provides retrospective relief from applying IAS 19, “Employee Benefits” (“IAS 19”), for the recognition of actuarial gains and losses. In line with this exemption, CEMEX elected to recognize all cumulative actuarial gains and losses that existed at its transition date against the opening balance of retained earnings under IFRS for all its defined benefit plans. Going forward, CEMEX will adopt a policy of recognizing all actuarial gains and losses immediately in the period in which they occur against other comprehensive income (equity reserves) as permitted under IAS 19.

Exemption for investments in subsidiaries, jointly controlled entities and associates

When an a entity has elected the cost model and not fair value, to account for investments in subsidiaries, jointly controlled entities and associates in its separate financial statements, IFRS 1 permits to measure that investment at one of the following amounts on date of transition: (a) cost, in accordance with IAS 27, “Consolidated and separate financial statements” (“IAS 27”); or (b) deemed cost. The deemed cost of such an investment shall be either: (i) fair value at the entity’s date of transition to IFRS in its separate financial statements; or (ii) the previous GAAP carrying amount at that date.

CEMEX, S.A.B de C.V. elected to measure its investments in subsidiaries, jointly controlled entities and associates in its separate financial statements at its MFRS carrying amount at its date of transition. Prospectively, CEMEX, S.A.B de C.V. will adopt the policy to recognize its investments in subsidiaries, jointly controlled entities and associates in its separate financial statements at cost.

Exemption for assets and liabilities of subsidiaries, associates and joint ventures

IFRS 1 permits that if a parent entity becomes a first-time adopter later than its subsidiary, in its consolidated financial statements, it shall measure its assets and liabilities of the subsidiary (or associate or joint venture) on the date of transition at the same carrying amounts as in the IFRS financial statements of the subsidiary (or associate or joint venture), after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

Based on this exemption, CEMEX elected to measure the assets and liabilities of its subsidiaries in Ireland, United Arab Emirates, Croatia, Guatemala, Panama, Dominican Republic, Costa Rica and Nicaragua that have already adopted IFRS prior to CEMEX, S.A.B. de C.V. at the same carrying amounts as in the IFRS financial statements of those subsidiaries after adjustments to homologate the group´s accounting policies.

Exemption for asset retirement obligations included in the cost of property, plant and equipment

IFRS 1 provides retrospective relief from applying IFRIC 1, “Changes in existing decommissioning, restoration and similar liabilities” (“IFRIC 1”), to changes in these liabilities that occurred before the transition date and provides a short cut method to determine the cost of decommissioning at the date of transition, by means of which, initially, the decommissioning, restoration or similar liability is estimated at the date of transition in accordance with IAS 37

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

“Provisions, contingent liabilities and contingent assets” (“IAS 37”); secondly, the amount that would have been included in the cost of the related asset when the liability first arose is estimated by discounting the liability to that date using the best estimate of the historical risk-adjusted discount rate that would have applied for that liability; and finally, the accumulated depreciation on that amount is calculated as at the date of transition to IFRS on the basis of the current estimate of the useful life of the asset according to the depreciation policy under IFRS.

CEMEX elected to use this exemption and applied the short cut method at its transition date.

Exemption for borrowing costs

IFRS 1 permits an entity to apply the transitional provisions set out in the revised IAS 23, “Borrowing costs” (“IAS 23”), with any reference to the effective date being interpreted as January 1, 2009, or the date of transition to IFRS whichever is later.

For any borrowing costs not being capitalized at the date of transition, CEMEX elected to apply this exemption and capitalized borrowing costs prospectively as from the transition date.

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, “Business Combinations” (“IFRS 3”), prospectively from the transition date or from a specific date prior to the transition date. An entity electing to restate business combinations from a specific date prior to the transition date should include all acquisitions that occurred during such period. This option provides relief from full retrospective application that would require restatement of all business combinations that occurred prior to the transition date.

CEMEX elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date were not restated; consequently, goodwill balances under MFRS at the transition date were not affected by the migration to IFRS except that, according to the IFRS 1 requirements, certain intangible assets which were included in goodwill under previous GAAP have been separately recognized on the IFRS opening balance sheet, the assets or liabilities segregation that under the previous GAAP was not allowed its recognition, and which were segregated to goodwill.

B)	IFRS 1 MANDATORY EXCEPTIONS

Set out below are the applicable mandatory exceptions in IFRS 1 applied by CEMEX in the conversion from MFRS to IFRS.

Exception for accounting estimates

IFRS estimates at transition date shall be consistent with estimates made for the same date in accordance with previous GAAP unless there is objective evidence that those estimates were in error. CEMEX reviewed its estimates at transition date and there were no modifications to previous estimates.

C)	SIGNIFICANT RECONCILING ITEMS OF MFRS TO IFRS

Considering the disclosure requirements of IFRS 1, the following tables present the reconciliations from MFRS to IFRS of the main accounts of the consolidated balance sheet as of December 31, 2011 and 2010 and January 1, 2010, as well as the statements of operations for the years ended December 31, 2011 and 2010.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Balance sheet reconciliation as of January 1, 2010:

Millions of Mexican pesos	Notes to the reconciliation	MFRS	Adjustments	IFRS
Cash and investments		Ps14,104	—	14,104
Trade receivables less allowance for doubtful accounts	(a)	13,383	9,624	23,007
Other accounts receivable and other current assets	(a, b, c)	12,424	(1,650)	10,774
Inventories, net	(d)	16,184	(11)	16,173
Investments and non-current accounts receivable	(c)	32,819	244	33,063
Property, machinery and equipment, net	(c, e)	258,863	(12,740)	246,123
Goodwill, intangible assets and deferred income taxes	(c, f, g, k)	234,509	(22,202)	212,307

Total assets		582,286	(26,735)	555,551

Short-term and long-term debt	(c, h)	211,144	(698)	210,446
Trade payables, other accounts payable and other non-current liabilities	(b, j)	71,382	15,331	86,713
Short-term and long-term other financial obligations	(a, c)	2,090	6,677	8,767
Employee benefits	( i)	7,458	5,828	13,286
Deferred income taxes	(k)	32,642	(14,907)	17,735

Total liabilities		324,716	12,231	336,947

Total stockholders’ equity	(m)	257,570	(38,966)	218,604

Total liabilities and stockholders’ equity		Ps582,286	(26,735)	555,551

Reconciliation of the statement of operations for the year ended December 31, 2010:

Millions of Mexican pesos	Notes to the reconciliation	MFRS	Adjustments	IFRS
Net sales		Ps178,260	(619)	177,641
Cost of sales	(d, e)	128,307	(462)	127,845

Gross profit		49,953	(157)	49,796
Operating expenses	(e, i)	39,111	(51)	39,060

Operating income		10,842	(106)	10,736
Other expenses, net	(e)	(6,672)	337	(6,335)

Earnings before interest and tax		4,170	231	4,401
Interest expense	(b)	(16,302)	1,549	(14,753)
Other financing income (expense), net	(b)	676	(1,199)	(523)
Equity in income (loss) of associates		(524)	37	(487)

Loss before income tax		(11,980)	618	(11,362)
Income tax	(k, l)	(4,509)	2,435	(2,074)

Consolidated net loss		Ps(16,489)	3,053	(13,436)

Out of which:
Non-controlling interest net income		Ps 27	19	46
Controlling interest net loss		(16,516)	3,034	(13,482)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Reconciliation of comprehensive net loss for the year ended December 31, 2010:

Millions of Mexican pesos	Notes to the reconciliation		MFRS	Adjustments	IFRS
Consolidated net loss			Ps(16,489)	3,053	(13,436)
Currency translation of foreign subsidiaries			(12,050)	5,021	(7,029)
Income tax recognized directly in equity	(k	)	737	5,613	6,350
Actuarial losses and others, net	(i	)	—	(1,192)	(1,192)

Comprehensive loss for the period			(27,802)	12,495	(15,307)

Balance sheet reconciliation as of December 31, 2010:

Millions of Mexican pesos	Notes to the reconciliation	MFRS	Adjustments	IFRS
Cash and investments		Ps 8,354	—	8,354
Trade receivables less allowance for doubtful accounts	(a)	12,193	9,968	22,161
Other accounts receivable and other current assets	(a, b, c)	18,922	(3,079)	15,843
Inventories, net	(d)	15,098	119	15,217
Investments and non-current accounts receivable	(c)	23,379	(40)	23,339
Property, machinery and equipment	(c, e)	231,254	(9,983)	221,271
Goodwill, intangible assets and deferred income taxes	(c, f, g, k)	205,897	(7,201)	198,696

Total assets		515,097	(10,216)	504,881

Short-term and long-term debt	(c, h)	195,057	(663)	194,394
Trade payables, other accounts payable and other non-current liabilities	(b, j)	71,855	8,867	80,722
Short-term and long-term other financial obligations	(a, c)	9,755	6,470	16,225
Employee benefits	( i)	7,583	6,110	13,693
Deferred income taxes	(k)	17,147	(487)	16,660

Total liabilities		301,397	20,297	321,694

Total controlling interest		194,176	(30,432)	163,744
Non-controlling interest and perpetual debentures		19,524	(81)	19,443

Total stockholders’ equity		213,700	(30,513)	183,187

Total liabilities and stockholders’ equity		Ps515,097	(10,216)	504,881

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Reconciliation of the statement of operations for the year ended December 31, 2011:

Millions of Mexican pesos	Notes to the reconciliation	MFRS	Adjustments	IFRS
Net sales	(n)	Ps188,938	949	189,887
Cost of sales	(d, e, n)	135,068	1,099	136,167

Gross profit		53,870	(150)	53,720
Operating expenses	(e, i, n)	41,887	(231)	41,656

Operating income		11,983	81	12,064
Other expenses, net	(e, n)	(4,241)	(1,208)	(5,449)

Earnings before interest and tax		7,742	(1,127)	6,615
Interest expense	(b, n)	(17,927)	1,300	(16,627)
Other financing income (expense), net	(b, n)	(5,273)	3,059	(2,214)
Equity in income (loss) of associates	(n)	(409)	75	(334)

Loss before income tax		(15,867)	3,307	(12,560)
Income tax	(k, l)	(3,297)	(8,910)	(12,207)

Consolidated net loss		Ps(19,164)	(5,603)	(24,767)

Out of which:
Non-controlling interest net income		Ps 37	(16)	21
Controlling interest net loss		(19,127)	(5,587)	(24,788)

Reconciliation of comprehensive net loss for the year ended December 31, 2011:

Millions of Mexican pesos	Notes to the reconciliation	MFRS	Adjustments	IFRS
Consolidated net loss		Ps(19,164)	(5,603)	(24,767)
Currency translation of foreign subsidiaries		12,495	(1,170)	11,325
Income tax recognized directly in equity	(k)	(1,374)	6,348	4,974
Actuarial losses and others, net	(i)	(58)	(1,042)	(1,100)

Comprehensive loss for the period		(8,101)	(1,467)	(9,568)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

Balance sheet reconciliation as of December 31, 2011:

Millions of Mexican pesos	Notes to the reconciliation	MFRS	Adjustments	IFRS
Cash and investments		Ps 16,128	—	16,128
Trade receivables less allowance for doubtful accounts	(a)	13,472	12,733	26,205
Other accounts receivable and other current assets	(a, b, c)	11,808	(2,597)	9,211
Inventories, net	(d)	17,539	115	17,654
Investments and non-current accounts receivable	(c)	19,707	(579)	19,128
Property, machinery and equipment	(c, e)	245,763	(12,054)	233,709
Goodwill, intangible assets and deferred income taxes	(c, f, g, k)	223,882	(4,265)	219,617

Total assets		548,299	(6,647)	541,652

Short-term and long-term debt	(c, h)	209,277	(806)	208,471
Trade payables, other accounts payable and other non-current liabilities	(b, j)	76,506	11,186	87,692
Short-term and long-term other financial obligations	(a)	31,721	9,180	40,901
Employee benefits	( i)	8,020	7,305	15,325
Deferred income taxes	(k)	15,038	2,522	17,560

Total liabilities		340,562	29,387	369,949

Total controlling interest	(m)	191,017	(35,916)	155,101
Non-controlling interest and perpetual debentures		16,720	(118)	16,602

Total stockholders’ equity		207,737	(36,034)	171,703

Total liabilities and stockholders’ equity		Ps548,299	(6,647)	541,652

Statements of cash flows

The reconciling adjustments from MFRS to IFRS did not have any effect on cash flows. However, MFRS requires interest expense to be classified as a financing activity within the statements of cash flows, while under IFRS, CEMEX has made an accounting policy election to classify interest expense as an operating activity. The following table presents cash flows from operating, financing and investing activities under MFRS and IFRS pursuant to the reclassification of interest expense for the years ended December 31, 2011 and 2010:

	2011		2010
	IFRS	MFRS	IFRS	MFRS
Cash flows provided by operating activities	Ps6,486	22,611	6,674	21,838
Cash flows used in financing activities	4,569	(11,673)	(9,280)	(24,387)
Cash flows provided by (used in) investing activities	(1,492)	(1,498)	(1,872)	(1,862)

Non-cash activities during 2011 and 2010 are disclosed in note 2A.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

D)	NOTES TO THE RECONCILIATIONS FROM MFRS TO IFRS

a)	Derecognition of financial assets and liabilities

As mentioned in note 8, CEMEX has securitization programs in several countries with various financial institutions under which, in accordance with MFRS and considering that CEMEX surrenders control associated with the trade receivables sold and that there is no guarantee or obligation to reacquire the assets, the accounts receivable are removed from the balance sheet at the moment of the sale, except for the amounts that were reclassified to other short-term accounts receivable. IAS 39 does not permit many securitizations to qualify for derecognition. Hence, under IFRS, except for non-recourse factoring transactions, CEMEX´s securitization programs of accounts receivable at the IFRS transition date did not qualify for derecognition as they include some ongoing involvement of CEMEX that causes it to retain some of the risks and rewards related to the transferred assets. The impact from the recognition of accounts receivables and the corresponding liability under IFRS was an increase of approximately Ps6,541, Ps6,662 and Ps9,552 in other accounts receivable against other financial obligations (notes 8 and 15B) as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.

b)	Fair value of derivative financial instruments

IAS 39 requires that the fair value of derivative financial instruments reflects its credit quality, in comparison with MFRS that does not provide any related guidance. The effect of including the credit risk within CEMEX´s derivative financial instruments represents net decrease of Ps102 in the net liability under IFRS against retained earnings in the opening balance sheet as of January 1, 2010. The corresponding effect in 2010 and 2011 represented a gain of approximately Ps452 and a gain of approximately Ps404, respectively.

In connection with the recognition at fair value through the statements of operations of derivatives instruments embedded in CEMEX’s convertible notes, which under MFRS represented the equity components of such notes and were not subsequently valued after initial recognition, during 2010 and 2011, from changes in fair value CEMEX recognized under IFRS a loss of approximately Ps529 and a gain of Ps4,394, respectively (notes 15B and 15D),as a result of changes in the fair value of such embedded derivatives.

c)	Others

In order to comply with IFRS presentation requirements, there are certain reclassifications between line items in the balance sheet, the most significant are as follows: a) As of January 1, 2010 an approximate amount of Ps4,117 of extraction rights and rights for using rented quarries were reclassified from fixed assets under MFRS to intangible assets under IFRS; and b) As of January 1, 2010, December 31, 2010 and December 31, 2011 deferred financing costs under MFRS were reclassified to debt under IFRS in Ps412, Ps745 and Ps1,141, respectively.

d)	Storage costs

According to IAS 2, storage costs that are incurred during the production process should be excluded from the cost of inventories and are required to be expensed in the period in which they are incurred, in comparison to MFRS, which does not provide any explicit guidance in this regard. Storage costs recognized within inventories under MFRS were cancelled under IFRS, representing a reduction in inventory of Ps11 against retained earnings in the opening balance sheet. The effects during 2010 and 2011 represented an decrease in cost of sales of approximately Ps2 and Ps4, respectively, against inventory.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

e)	Property, machinery and equipment

As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2010, CEMEX applied the fair value as deemed cost exemption to mineral reserves, as well as certain buildings and major machinery and equipment located in several countries. The appraisal reports prepared on these items as of January 1, 2010 determined a fair value of approximately Ps201,233, which resulted in a decrease of approximately Ps2,918 as compared to the carrying amount that such assets had under MFRS, which was recognized against retained earnings in the opening balance sheet under IFRS.

As of January 1, 2010, certain major components of machinery and equipment were classified as inventories under MFRS. These items met the definition of property, plant and equipment in accordance with IAS 16 under IFRS. Therefore, in its opening balance sheet under IFRS, CEMEX reclassified these components from inventories under MFRS to property, machinery and equipment under IFRS for approximately Ps675. CEMEX adopted the same componentization approach under MFRS in 2010; therefore, there is no effect arising from this difference in the balance sheet as of December 31, 2011 and 2010 under MFRS as compared to IFRS.

Under IFRS, the threshold to consider whether an economy is hyperinflationary in order to restate certain components of the financial statements by inflation is reached when the accumulated inflation rate over the last three years is approaching, or exceeds 100%; whereas under MFRS, such threshold is met at 26% during the same period. Consequently, in its opening balance sheet under IFRS as of January 1, 2010, CEMEX eliminated inflation restatement effects of property, machinery and equipment and intangible assets recognized under MFRS for approximately Ps5,081 against the initial balance of retained earnings. Upon transition to IFRS as of January 1, 2010 and as of December 31, 2010 and 2011, the 100% threshold was not reached in any country in which CEMEX operates.

The different depreciable amounts resulting from the reconciling adjustments mentioned above led to an increase in the depreciation expense of property, machinery and equipment under IFRS in 2010 and 2011 for approximately Ps935 and Ps702, respectively, in reference to the amount recognized under MFRS,

f)	Intangible assets

Upon transition to IFRS, January 1, 2010, CEMEX performed the identification and separation of certain, significant, intangible assets that were recognized within goodwill. As a result, extraction permits in the cement and ready mix sectors were reclassified, net of deferred taxes, from goodwill under MFRS to intangible assets under IFRS for approximately Ps6,649 million. Additionally, certain extraction permits were measured at fair value, resulting in a decrease of intangible assets for approximately Ps13,391.

g)	Deferred financing costs

A portion of the net balance of costs associated with CEMEX’s Financing Agreement in 2009 that were deferred under MFRS for approximately Ps6,724as of January 1, 2010, did not meet all the requirements for capitalization and deferral under IAS 39 and were immediately recognized upon transition against retained earnings in the opening balance sheet, decreasing the balance of intangible assets and other deferred charges as of January 1, 2010. Accordingly, amortization of these costs recognized under MFRS during 2010 and 2011 for approximately Ps1,641 and Ps1,986, respectively, was removed in the statements of operations under IFRS.

h)	Fair value of the Financing Agreement

As described in note 15A, CEMEX entered into a Financing Agreement with its major creditors, by means of which, among other things, CEMEX extended the maturities of its syndicated and bilateral loans, private placements and

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

other obligations. Under both MFRS and IFRS, the Financing Agreement qualified as the issuance of new debt and the extinguishment of the old facilities. Nonetheless, based on IAS 39, the new debt should be initially measured at fair value represented by its amortized cost; resulting in a decrease of debt in the opening balance sheet under IFRS of Ps150, recognized against opening retained earnings. The interest expense of this debt associated with the actualization of its amortized during 2010 and 2011 was approximately Ps37 and Ps37, respectively.

i)	Pensions and other postretirement benefits

As previously mentioned, CEMEX elected to apply the IFRS 1 employee benefits exemption. Accordingly, cumulative net actuarial losses pending for amortization under MFRS as of January 1, 2010 for approximately Ps5,730 were immediately recognized in opening retained earnings under IFRS, increasing the employee benefits’ liability.

Upon transition to IFRS as of January 1, 2010, CEMEX has also eliminated the employee termination benefits component from the employee benefits liability accrued under MFRS for approximately Ps345 against retained earnings in the opening balance sheet under IFRS, as termination benefits are only accrued in accordance with IAS 19 when the entity is demonstrably committed to paying the legal obligation to an employee; otherwise, they are expensed as incurred.

j)	Asset retirement obligations

As previously mentioned, CEMEX elected to use the exemption provided in IFRS 1 to account for the changes in asset retirement obligations (decommissioning costs) and related assets at the transition date using the short cut method. The impact of this change on the assets’ retirement liabilities was an increase of approximately Ps553 as of January 1, 2010, which was recognized against the related assets in the opening balance sheet under IFRS.

k)	Deferred income taxes

Changes in deferred tax assets and liabilities as of January 1, 2010 associated to the adjustments necessary for the transition to IFRS resulted in a net increase of deferred tax assets recognized under IFRS for approximately Ps4,933 (note 18B), as compared to the amounts previously recorded under MFRS, and recognized against retained earnings in the opening balance sheet under IFRS as of January 1, 2010. Except for an amount of Ps 4,017 which was recognized against goodwill as described in item f) of this note.

l)	Uncertain tax positions

Under MFRS, the income tax effects from an uncertain tax position are recognized following a cumulative probability model; meanwhile, under IFRS, CEMEX has elected a policy whereby the tax effects of a position are measured using either an expected value approach or a single best estimate of the most likely outcome only if it is “more-likely-than-not” to be sustained based on its technical merits as of the reporting date. In making this assessment, CEMEX has assumed that the tax authorities will examine each position and have full knowledge of all relevant information. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The more-likely-than-not threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are to be recognized. As a result of the difference in the measurement and recognition of the effects related to uncertain tax positions between MFRS and IFRS described above, in its opening balance sheet under IFRS as of January 1, 2010, CEMEX increased the provision for uncertain tax positions recorded

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2011, 2010 and January 1, 2010

(Millions of Mexican pesos)

under MFRS for approximately Ps13,265 against the opening balance of retained earnings. The income tax effects from the uncertain tax position in 2010 and 2011 were approximately an income of Ps5,279 and an expense of Ps2,751, respectively.

m)	Cumulative translation adjustment

In its opening balance sheet under IFRS as of January 1, 2010, according to the election provided by IFRS 1, CEMEX elected to reset to zero the cumulative translation adjustments accrued under MFRS at the same date for approximately Ps28,668 against the opening balance of retained earnings. Total stockholders’ equity was not changed as a result of this reclassification.

n)	Ready Mix Consolidation

Under the IFRS guideline the consolidated financial statements of CEMEX as of March 31, 2011 had to include the balance sheet of Ready Mix USA, LLC, based on the best estimate of its net asset´s fair value, and the additional four months of statement of operations (note 12A).