Form 20-F
period 2012-12-31
CEMEX SAB DE CV
filed 2013-04-24
CIK 1076378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ramiro G. Villarreal Morales, (+ 5281) 8888-8888, (+ 5281) 8888-4399,

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

10,852,835,253 CPOs

21,872,295,096 Series A shares (including Series A shares underlying CPOs)

10,936,147,548 Series B shares (including Series B shares underlying CPOs)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I

i

INTRODUCTION

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, or Mexico. Except as the context otherwise may require, references in this annual report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our 2012 audited consolidated financial statements included elsewhere in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The regulations of the Securities and Exchange Commission, or SEC, do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the IASB) to reconcile such financial statements to U.S. GAAP. As such, while CEMEX, S.A.B. de C.V. has in the past reconciled its consolidated financial statements prepared in accordance with Mexican Financial Reporting Standards, or MFRS, to U.S. GAAP, those reconciliations are no longer presented in CEMEX, S.A.B. de C.V.’s filings with the SEC.

References in this annual report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, references to “¥” and “Yen” are to Japanese Yen, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” means one thousand million. The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps12.85 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2012. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. From December 31, 2012 through April 19, 2013, the Peso appreciated by approximately 5.97% against the Dollar, based on the noon buying rate for Pesos. See “Item 3—Key Information—Selected Consolidated Financial Information.”

The noon buying rate for Pesos on December 31, 2012 was Ps12.96 to U.S.$1.00 and on April 19, 2013 was Ps12.23 to U.S.$1.00.

References in this annual report to total debt plus other financial obligations do not include debt and other financial obligations of ours held by us. See notes 2L and 16B to our 2012 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under our Facilities Agreement described herein.

CERTAIN TECHNICAL TERMS

When used herein, the terms set forth below mean the following:

•

Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two metric tons of gravel and sand.

•

Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray portland cement.

•

Gray cement, used for construction purposes, is a hydraulic binding agent with a composition by weight of at least 95% clinker and 0% to 5% of a minor component (usually calcium sulfate) which, when mixed with sand, stone or other aggregates and water, produces either concrete or mortar.

•	Petroleum coke (petcoke) is a byproduct of the oil refining coking process.

•	Ready-mix concrete is a mixture of cement, aggregates, and water.

•	Tons means metric tons. One metric ton equals 1.102 short tons.

•	White cement is a specialty cement used primarily for decorative purposes.

PART I

Item 1—Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2—Offer Statistics and Expected Timetable

Not applicable.

Item  3—Key Information

Summary of Our Recent Financial History

On August 14, 2009, we entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement notes to February 14, 2014. On July 5, 2012, we launched an exchange offer and consent request (the “Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement, including the deletion of all mandatory prepayment provisions, the release of the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral, and the deletion of certain representations, information undertakings, financial covenants, general undertakings and events of default thereunder (together, the “Amendment Consents”). In addition, we offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our 9.50% Senior Secured Notes due 2018 (the “September 2012 Notes”), in each case, in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

On September 17, 2012, we successfully completed the refinancing transactions contemplated by the Exchange Offer and Consent Request (collectively, the “Refinancing Transaction”), and we and certain of our subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “Amendment and Restatement Agreement”), pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement, dated September 17, 2012 (the “Facilities Agreement”), pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes remained outstanding under the 2009 Financing Agreement as of September 17, 2012. The aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement was subsequently reduced to approximately U.S.$55 million as of December 31, 2012, as a result of prepayments made in accordance with the Facilities Agreement.

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust substantially all the shares of CEMEX México, S.A. de C.V., or CEMEX Mexico, Centro Distribuidor de Cemento, S.A. de C.V., or Centro Distribuidor, Mexcement Holdings, S.A. de C.V., or Mexcement, Corporación Gouda, S.A. de C.V., CEMEX TRADEMARKS HOLDING Ltd., New Sunward Holding B.V., or New Sunward, and CEMEX España, S.A., or CEMEX España, as collateral (together, the “Collateral”), and all proceeds of such Collateral, to secure our payment obligations under the Facilities Agreement and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide.

Since August 2009, we have completed a number of capital markets transactions and asset disposals, the majority of the proceeds of which have been used to repay indebtedness, to improve our liquidity position and for general corporate purposes. Such capital market transactions consisted of:

•	in September 2009, the sale of a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds;

•

in December 2009, the issuance by CEMEX, S.A.B. de C.V. of approximately Ps4.1 billion (approximately U.S.$315 million) of 10% mandatory convertible notes due 2019 (the “Mandatory Convertible Notes”), in exchange for promissory notes previously issued by CEMEX, S.A.B. de C.V. in the Mexican capital markets (Certificados Bursátiles) (“CBs”);

•

in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1,750,000,000 aggregate principal amount of its 9.50% Senior Secured Notes due 2016 and €350,000,000 aggregate principal amount of its 9.625% Senior Secured Notes due 2017 (together, the “December 2009 Notes”);

•

in March 2010, the issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015 (the “2010 Optional Convertible Subordinated Notes”);

•

in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of its 9.25% Senior Secured Notes due 2020 and €115,346,000 aggregate principal amount of its 8.875% Senior Secured Notes due 2017 (together, the “May 2010 Notes”), in exchange for the U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, U.S. Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited (collectively, the “Perpetual Debentures”), pursuant to a private placement exchange offer directed to the holders of Perpetual Debentures;

•	in January 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of its 9.000% Senior Secured Notes due 2018 (the “January 2011 Notes”);

•

in March 2011, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$125,331,000 aggregate principal amount of its 9.25% Senior Secured Notes due 2020 (the “Additional May 2010 Notes”);

•

in March 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,667,500,000 aggregate principal amount of its 3.25% Convertible Subordinated Notes due 2016 and 3.75% Convertible Subordinated Notes due 2018 (together, the “2011 Optional Convertible Subordinated Notes”);

•	in April 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of its Floating Rate Senior Secured Notes due 2015 (the “April 2011 Notes”);

•	in July 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$650,000,000 aggregate principal amount of its 9.000% Senior Secured Notes due 2018 (the “Additional January 2011 Notes”);

•

in March 2012, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated Senior Secured Notes Due 2019 (together, the “March 2012 Notes”), in exchange for Perpetual Debentures and 4.75% Notes due 2014 (the “Eurobonds”) issued by CEMEX Finance Europe B.V., a special purpose vehicle and wholly-owned subsidiary of CEMEX España, pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds;

•	in October 2012, the issuance by CEMEX Finance LLC of U.S.$1,500,000,000 aggregate principal amount of its 9.375% Senior Secured Notes due 2022 (the “October 2012 Notes”); and

•

in November 2012, CEMEX Latam Holdings, S.A. (“CEMEX Latam”), a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in a concurrent public offering to investors in Colombia and a private placement to eligible investors outside of Colombia (together, the “CEMEX Latam Offering”), representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.). The net proceeds to CEMEX Latam from the offering were approximately U.S.$960 million, after deducting underwriting discounts, commissions and offering expenses. CEMEX Latam used the net proceeds to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2012, CEMEX España owned approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury.

As of December 31, 2012, our total debt plus other financial obligations were Ps218,026 million (U.S.$16,967 million) (principal amount Ps226,957 million (U.S.$17,662 million)), which does not include approximately Ps6,078 million (U.S.$473 million) of dual-currency notes underlying the Perpetual Debentures (collectively, the “Perpetual Notes”), but which does include our debt subject to the Facilities Agreement, which was approximately Ps52,406 million (U.S.$4,078 million) (principal amount Ps53,798 million (U.S.$4,187 million)), and our debt subject to the 2009 Financing Agreement, which was approximately Ps605 million (U.S.$47 million) (principal amount Ps703 million (U.S.$55 million)).

Since the beginning of 2013, we have engaged in the following additional capital market transactions:

•

On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600,000,000 aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2013 Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The net proceeds from the offering of approximately U.S.$595 million were used for the repayment in full of the remaining indebtedness under the 2009 Financing Agreement of approximately U.S.$55 million and the remainder for general corporate purposes, including the purchase of Eurobonds in the Eurobond Tender Offer (as defined below).

•

On March 28, 2013, we completed our purchase of €182,939,000 aggregate principal amount of Eurobonds through a cash tender offer (the “Eurobond Tender Offer”) using a portion of the proceeds from the issuance of the March 2013 Notes, which Eurobonds were immediately cancelled.

We refer to the December 2009 Notes, May 2010 Notes, January 2011 Notes, Additional May 2010 Notes, April 2011 Notes, Additional January 2011 Notes, March 2012 Notes, September 2012 Notes, October 2012 Notes and March 2013 Notes, collectively, as the Senior Secured Notes. For a more detailed description of these transactions, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

For the convenience of the reader, considering the impact of our recent financing transactions on our liquidity and financing obligations, we present amounts of debt and other financial obligations on as adjusted basis to give effect to important financing transactions completed between December 31, 2012 and the date of this annual report on Form 20-F. As of December 31, 2012, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement, our total debt plus other financial obligations were Ps221,971 million (U.S.$17,274 million) (principal amount Ps230,863 million (U.S.$17,966 million)), which does not include approximately Ps6,078 million (U.S.$473 million) of Perpetual Debentures, but which does include our debt subject to the Facilities Agreement, which was approximately Ps52,406 million (U.S.$4,078 million) (principal amount Ps53,798 million (U.S.$4,187 million)).

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

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico, South America and Western Europe. Despite measures taken by governments and central banks to address economic difficulties stemming from the global economic recession that began in late 2008, there is still a risk that these measures may not prevent the countries where we operate from experiencing future economic declines. The construction downturn has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the United States, Spain, Ireland and the United Kingdom). Most government sponsored recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the United States and Mexico, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the economic crisis or delays in implementing any such plans could adversely affect demand for our products.

Recovery in the United States has been slow despite various measures taken by the federal government, including fiscal stimulus. The financial sector, in particular, has been slow to recover. Once the level of public stimulus decreases, it is possible that the private sector will be unable to sustain the U.S. recovery. Also, if the Federal Reserve removes extraordinary liquidity too late (given macroeconomic conditions) from the U.S. economy, such action could prompt an increase in inflationary expectations, capital outflows, a disorderly increase of interest rates and an economic recession. The U.S. economy could still be affected by uncertainty related to the fiscal adjustment and concerns that investments and expenditures will be postponed or canceled. Recovery in the housing sector, which, as of the date of this annual report, is driving demand for cement and building materials in the United States, could stall if recent employment gains falter. Infrastructure spending is dependent upon state fiscal results and political agreements being reached at the federal level.

A contraction of the Mexican economy or a decline in the Mexican construction or housing sectors would have an adverse effect on demand for our products and could have a material adverse effect on our results of operations and financial condition. Mexico’s dependence on the U.S. economy remains very significant and, therefore, any downturn in the economic outlook of the United States may hinder economic growth in Mexico. Exchange rate depreciation and/or volatility in the markets would adversely affect our operational and financial results. Large capital inflows, which are driven by accommodative monetary policies in advanced countries, and the search for higher returns on investments, can generate financial instability through credit booms and asset price bubbles, dampening future economic growth. A reversal of capital inflows resulting from a spike in risk aversion, or when advanced economies begin exiting their accommodative monetary policy, could have adverse effects on the Mexican economy generally and our financial results.

Euro area countries, particularly countries in the periphery, have faced a difficult economic environment due to the sovereign, institutional and financial crises. Although progress has been made through policy actions that are essential to reestablish the consistency of the Euro area (European Central Bank support, banking union, further fiscal integration), stability in the Euro area is still fragile and relevant details of such policies are still in the initial phases. Once these policies are decided, they will still need to be legislated and implemented. Delays and/or incomplete steps could trigger the erosion of incipient market confidence and our financial condition and results of operations could be further affected. Austerity measures being implemented by most European countries could result in larger than expected declines in infrastructure construction activity and demand for our products. Weaker than expected economic growth and worsening financial conditions could negatively affect residential and private non-residential construction. The risks are more pronounced in those countries with a higher degree of previous market distortions (especially those experiencing real estate bubbles and durable goods overhangs prior to the crisis), such as Spain. In these countries, the adjustment process has been particularly painful and slow, given the severe fiscal constraints, the need for households to repair their balance sheets and the limitations on credit institutions that are in the process of deleveraging. Because of this, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. At the same time, social risk in these countries (associated with austerity fatigue) could also negatively affect their economies, which could adversely affect demand for our products and, as a consequence, adversely affect our business, financial condition and results of operations. Moreover, a default by a Eurozone country on their debt or their exit from the Euro could have a negative affect not only on the country, but also on the rest of Europe, which could adversely affect demand for our products and, as a consequence, adversely affect our business, financial condition and results of operations. In the UK, economic recovery is proceeding very slowly despite the sizable monetary stimulus. The UK’s exposure to financial market distress (given the weight of the financial sector in its economy) is significant. The significant trade links that Eastern European countries have with Western Europe make some of them susceptible to the Western European recession and political problems. The risk of spillover of financial and economic problems from one country to another is significant. Large financing needs in these countries also represent a significant vulnerability. Central European economies could face cuts in European Union Structural Funds (funds provided by the European Union to member states with the lowest national incomes per capita) in coming years that are larger than those currently being discussed in the European Parliament.

The Central and South American economies are also exposed to the risk of a decrease in overall economic activity. A new financial downturn, lower exports to the United States and Europe, lower remittances and lower commodity prices could represent an important risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on demand and/or prices for our products, thereby adversely affecting our business and results of operations. The region is also receiving strong capital inflows associated with the excess of global liquidity, so the risk of asset bubbles, credit booms and economic overheating is also present, as well as the risk of a sudden reversal of flows. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have a negative impact on prices and demand for our products, which could adversely affect our business, financial condition and results of operations.

The Asia-Pacific region will likely be negatively affected if the economic landscape further deteriorates. Increased country risk and/or decreased confidence among global investors would also limit capital inflows and investments in the Asian region. A decline in Chinese economic growth (due to a disorderly correction of its imbalances or otherwise) would have negative spillover effects on the region. In the Middle East region, lower oil revenues and political risk could moderate economic growth and adversely affect construction investments. In Egypt, political instability and social risk persist. The uncertainty caused by this could dampen overall economic activity in Egypt, negatively affecting demand for building materials. Egypt´s large financial needs and the impediments to accessing financial support from multilateral institutions (due to the necessity for unpopular economic measures) could trigger a disorderly depreciation of the exchange rate. In addition, Egypt is subject to risks created by legal uncertainty.

Demand for our products is highly related to construction levels and depends, in large part, on residential and commercial construction activity as well as private and public infrastructure spending in the countries where we operate. Declines in the construction industry are correlated with declines in economic conditions. As a result, a deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the GDP of the countries where we operate will translate into a correlated increase in demand for our products.

If the economies of certain major countries where we operate were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations would be adversely affected.

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

These concerns could lead to the reintroduction of individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse effect on the global capital markets, and more specifically on our ability, and the ability of our customers, suppliers and lenders to finance their respective businesses, to access liquidity at acceptable financing costs, if at all, and on the demand for our products.

Significant reductions in or changes to the U.S. federal government’s budget or its spending priorities from one period to another, including the potential impact of a sequestration, could adversely affect our customers’ and their demand for our products and services and could therefore materially adversely affect our business, financial condition and results of operations.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be materially adversely affected. Possible consequences from macroeconomic global challenges such as the debt crisis in certain countries in the European Union or slowing economies in parts of Asia, or the impact of continuing uncertainty associated with the budget “sequestration” in the U.S. federal government on our business, including insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products, customer insolvencies and increased risk that customers may delay payments, fail to pay or default on credit extended to them, could have a material adverse effect on our results of operations or financial condition.

The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.

The Facilities Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense, for each period of four consecutive fiscal quarters (measured semi-annually), of not less than (i) 1.50:1 from the period ending December 31, 2012 up to and including the period ending June 30, 2014, (ii) 1.75:1 from the period ending December 31, 2014 up to and including the period ending June 30, 2015, (iii) 1.85:1 for the period ending December 31, 2015, (iv) 2:00:1 for the period ending June 30, 2016 and (v) 2.25:1 for the period of four consecutive fiscal quarters ending December 31, 2016. In addition, the Facilities Agreement allows us a maximum consolidated leverage ratio of total debt (including the Perpetual Debentures) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed (i) 7.00:1 for each period from the period ending December 31, 2012 up to and including the period ending December 31, 2013, (ii) 6.75:1 for the period ending June 31, 2014, (iii) 6.5:1 for the period ending December 31, 2014, (iv) 6.00:1 for the period ending June 30, 2015, (v) 5.50:1 for the period ending December 31, 2015, (vi) 5.00:1 for the period ending June 30, 2016 and (vii) 4.25:1 for the period ending December 31, 2016. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the period ended December 31, 2012, we reported to the lenders under the Facilities Agreement a consolidated coverage ratio of 2.10:1 and a consolidated leverage ratio of 5.44:1, each as calculated pursuant to the Facilities

Agreement. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$350 million (or its equivalent)).

We are also subject to a number of negative covenants that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary (in each case, as defined in the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) issue shares; (xii) enter into certain derivatives transactions; (xiii) exercise any call option in relation to any perpetual bonds we issue unless the exercise of the call options does not have a materially negative impact on our cash flow; and (xiv) transfer assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

The Facilities Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to the participating creditors. Pursuant to the Facilities Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.50:1; and (ii) no default under the Facilities Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Facilities Agreement.

The Facilities Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other borrower under the Facilities Agreement or any other of our material subsidiaries (as defined in the Facilities Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) certain changes to the ownership of any of our subsidiary obligors under the Facilities Agreement, unless the proceeds of such disposal are used to prepay Facilities Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of September 17, 2012 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Facilities Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. and each of its subsidiaries, taken as a whole, which more than 66.67% of the Facilities Agreement creditors determine would result in our failure, taken as a whole, to perform payment obligations under the Facilities Agreement; and (xiii) failure to comply with laws or our obligations under the Facilities Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the Facilities Agreement creditors, the creditors have the ability to accelerate all outstanding amounts due under the Facilities Agreement. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the Facilities Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.

The Facilities Agreement requires us to (a) on or before March 5, 2014, redeem, purchase, repurchase, refinance or extend the maturity date of 100% of the Eurobonds to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 5, 2014, (b) on or before March 15, 2015, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 2010 Optional Convertible Subordinated Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2015, (c) on or before September 30, 2015, redeem or extend the maturity date of 100% of the April 2011 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become September 30, 2015, (d) on or before March 15, 2016, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 3.25% Convertible Subordinated Notes due 2016 issued by CEMEX, S.A.B. de C.V. to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2016, and (e) on or before December 14, 2016, redeem or extend the maturity date of 100% of the December 2009 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become December 14, 2016.

We cannot assure you that we will be able to meet any or all of the above milestones for redeeming, converting into equity, purchasing, repurchasing or extending the maturities of our indebtedness. Failure to meet any of these milestones will result in a spring-back of the maturity date of our indebtedness under the Facilities Agreement, and we cannot assure you that at such time we will be able to repay such indebtedness.

We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Facilities Agreement, the Senior Secured Notes and other financing arrangements.

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust, as collateral, the Collateral, and all proceeds of the Collateral to secure our payment obligations under the Facilities Agreement and under a number of other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. As of December 31, 2012, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement, the Collateral and all proceeds of such Collateral secured (i) Ps174,805 million (U.S.$13,603 million) (principal amount Ps177,060 million (U.S.$13,779 million) aggregate principal amount of debt under the Facilities Agreement and other financing arrangements and (ii) Ps9,078 million (U.S.$706 million aggregate principal amount of Perpetual Notes, which includes debt of ours held by us. These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Facilities Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As of December 31, 2012, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement, our total debt plus other financial obligations were Ps221,971 million (U.S.$17,274 million) (principal amount Ps230,863 million (U.S.$17,966 million)), which does not include approximately Ps6,078 million (U.S.$473 million) of Perpetual Debentures, but which does include our debt subject to the Facilities Agreement, which was approximately Ps52,406 million (U.S.$4,078 million) (principal amount Ps53,798 million (U.S.$4,187 million)). Of such total debt plus other financial obligations amount, approximately Ps5,140 million (U.S.$400 million) (principal amount Ps4,947 million (U.S.$385 million)) matures during 2014; Ps21,164 million (U.S.$1,647 million) (principal amount Ps21,806 million (U.S.$1,697 million)) matures during 2015; Ps33,654 million (U.S.$2,619 million) (principal amount Ps35,350 million (U.S.$2,751 million)) matures during 2016; Ps62,425 million (U.S.$4,858 million) (principal amount Ps63,543 million (U.S.$4,945 million)) matures during 2017 (including the remainder of the principal amount of debt under the Facilities Agreement) and Ps92,006 million (U.S.$7,160 million) (principal amount Ps97,840 million (U.S.$7,614 million)) matures after 2017. Additionally, as described above, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically spring-back to earlier dates.

If we are unable to comply with our upcoming principal maturities under our indebtedness or any milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, or refinance or extend maturities of our indebtedness, our debt could be accelerated or the maturity date could spring-back. Acceleration of our debt or a spring-back of a maturity date would have a material adverse effect on our financial condition.

Although we have successfully refinanced a substantial portion of our debt maturing in 2014, our ability to comply with our financial covenants and payment obligations under the Facilities Agreement and other indebtedness, in the event we are unable to refinance our maturities or generate sufficient cash flow from operations, may depend on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As a result of the restrictions under the Facilities Agreement and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

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

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2012, we had U.S.$662 million funded under our securitization programs in the United States, France (which incorporated the sale of trade receivables in the United Kingdom) and Mexico. We cannot assure you that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The continued weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

The Facilities Agreement restricts us from incurring additional debt, subject to a number of exceptions. The limitation on incurrence of debt covenant under the Facilities Agreement permits us to incur a liquidity facility or facilities in an amount not to exceed U.S.$400 million. In addition, the Facilities Agreement requires (i) proceeds from asset disposals, incurrences of debt and issuances of equity and excess cash flow to be applied to the prepayment of the indebtedness under the Facilities Agreement, subject to our right to retain cash on hand up to U.S.$625 million in the first three quarters of any fiscal year and U.S.$725 million in the fourth quarter of any fiscal year, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Facilities Agreement), and (ii) proceeds reserved from asset disposals, permitted refinancings and cash on hand to be applied to the repayment of indebtedness under the Facilities Agreement and of other indebtedness as permitted under the Facilities Agreement.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

If the global economic environment deteriorates further and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness.

The indentures governing the Senior Secured Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

As of December 31, 2012, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement, there were U.S.$8,697 million and €645 million aggregate principal amount of Senior Secured Notes outstanding under the indentures governing such notes, excluding those held by us. The indentures governing the Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

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

Most of the covenants are subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing the Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under the indentures governing the Senior Secured Notes, holders of the Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness or our other indebtedness.

Furthermore, upon the occurrence of any event of default under the Facilities Agreement, or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay in full those amounts or to satisfy our other liabilities.

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

CEMEX, S.A.B. de C.V. is a holding company with no significant assets other than the stock of its direct and indirect subsidiaries and its holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income from its wholly-owned and non-wholly-owned subsidiaries. The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Facilities Agreement restricts CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends. In addition, the indentures governing the Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends, and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and compensation or absorption of losses, if any, incurred by such subsidiary in previous fiscal years.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

CEMEX, S.A.B. de C.V. currently does not expect that existing regulatory, legal and economic restrictions on its subsidiaries’ ability to pay dividends and make loans and other transfers to it will negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s subsidiaries may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations.

We are subject to restrictions due to non-controlling interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always be aligned with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We have to service our debt and other financial obligations denominated in U.S. Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in U.S. Dollars from our operations to service all our debt and other financial obligations denominated in U.S. Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in U.S. Dollars. As of December 31, 2012, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement, our debt and other financial obligations denominated in U.S. Dollars represented approximately 83% of our total debt plus other financial obligations, which does not include approximately U.S.$389 million of U.S. Dollar-denominated Perpetual Debentures. Our U.S. Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although we have substantial U.S. operations, we continue to rely on our non-U.S. assets to generate revenues to service our U.S. Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our U.S. Dollar-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Peso, Euro, Pound or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar, could adversely affect our ability to service our debt. In 2012, Mexico, the United Kingdom, Germany, France, the rest of Northern Europe region (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, and which we refer to as our Rest of Northern Europe region), Spain, Egypt, the rest of the Mediterranean region (which includes our subsidiaries in Croatia, the UAE and Israel, and which we refer to as our Rest of the Mediterranean region) and Colombia, which are our main non-U.S. Dollar-denominated operations, together generated approximately 62% of our total net sales in Peso terms (approximately 21%, 7%, 7%, 6%, 6%, 2%, 3%, 4% and 6%, respectively) before eliminations resulting from consolidation. In 2012, approximately 19% of our net sales in Peso terms were generated in the United States. During 2012, the Peso appreciated approximately 8% against the U.S. Dollar, the Euro appreciated approximately 2% against the Dollar and the Pound appreciated approximately 4% against the U.S. Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure.

In addition, as of December 31, 2012, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement, our Euro-denominated total debt plus other financial obligations represented approximately 12% of our total debt plus other financial obligations, which does not include the approximately €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

Our use of derivative financial instruments has negatively affected our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. The Facilities Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions.

As of December 31, 2012, our derivative financial instruments that had a potential impact on other financial income (expense) consisted of equity forward contracts on third-party shares and equity derivatives on shares of CEMEX, S.A.B. de C.V. (including our capped call transactions in connection with the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes, as well as the conversion options embedded in these notes), a forward instrument over the Total Return Index of the Mexican Stock Exchange, and interest rate derivatives related to energy projects.

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. The cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net loss and our related ratios. For the years ended December 31, 2011 and 2012, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented a net loss of approximately Ps329 million (U.S.$26 million) and a net loss of approximately Ps98 million (U.S.$8 million), respectively. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we enter into new derivative financial instruments, or with respect to our existing derivative financial instruments (including our outstanding equity derivative positions), we may incur net losses from our derivative financial instruments. See notes 2L, 16B, 16D and 16E to our 2012 audited consolidated financial statements included elsewhere in this annual report.

We may fail to obtain or renew or may experience material delays in obtaining requisite governmental approvals, licenses and permits for the conduct of our business.

We require various approvals, licenses, permits and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits and certificates required in the conduct of our business, or that we will continue to satisfy the conditions to which such approvals, licenses, permits and certificates are granted. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals. If we fail to obtain and/or maintain the necessary approvals, licenses, permits and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend the operation of one or more of our production facilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. Although we may seek to dispose of assets to reduce our overall leverage and the Facilities Agreement and other debt instruments restrict our ability to acquire assets, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations could be materially and adversely affected.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of power and fuel, the cost of which has significantly increased worldwide in recent years. Power and fuel prices generally reflect a certain volatility, particularly in times of political turbulence in Iran, Iraq and other countries in the Middle East and Africa, such as has been recently experienced. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

In addition, if our efforts to increase our use of alternative fuels are unsuccessful, we would be required to use traditional fuels, which would increase our energy and fuel costs and could have a material adverse effect on our business, financial condition and results of operations.

The introduction of substitutes for cement, concrete or aggregates into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement, concrete or aggregates. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement, concrete and/or aggregates. Further, research aimed at developing new construction techniques and modern materials may introduce new products in the future that reduce the demand for cement, concrete and/or aggregates. The use of substitutes for cement, concrete or aggregates could cause a significant reduction in the demand and prices for our products.

We operate in highly competitive markets and if we do not compete effectively, our results of operations will be harmed.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, CEMEX Colombia’s results of operations have been negatively affected in the past by the pricing strategies of its competitors. Our ability to increase our net sales depends, in part, on our ability to compete effectively and maintain or increase our market share. We compete with different types of companies and based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition. In the more fragmented market for aggregates, we generally compete based on capacity and price. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. If we are not able to compete effectively, we may lose market share, our net sales could decline or grow at a slower rate and our business and results of operations would be harmed.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

Our audited consolidated financial statements have been prepared in accordance with IFRS, under which goodwill is not amortized and is tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the groups of cash-generating units to which goodwill has been allocated, which recoverable amount consists of the higher of the corresponding fair value, less cost to sell, and the corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated by those groups of cash-generating units to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of cash-generating units to which goodwill has been allocated. We determine the discounted amount of estimated future cash flows over periods of 5 to 10 years, depending on each specific country’s economic cycle. If the value in use of a group of cash-generating units to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of operating EBITDA and/or by reference to other market transactions. Impairment tests are sensitive to the projected future prices of our products, trends in administrative, selling and distribution expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. We use pre-tax discount rates, which are applied to pre-tax cash flows for each reporting unit. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by reporting unit obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by reporting unit obtained. See note 15C to our 2012 audited consolidated financial statements included elsewhere in this annual report.

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

From time to time, we are and may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” of this annual report, we are currently subject to a number of significant legal proceedings, including, but not limited to, those relating to tax matters in Mexico, as well as antitrust investigations in Europe. In addition, our Egyptian subsidiary, Assiut Cement Company (“ACC”), is involved in an Egyptian legal proceeding relating to our acquisition of ACC. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

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

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final portland cement national emission standard (“Portland Cement NESHAP”) for hazardous air pollutants under the federal Clean Air Act (“CAA”). This rule required portland cement plants to limit emissions of mercury, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The EPA also promulgated New Source Performance Standards (the “NSPS”) for cement plants at the same time. CEMEX, along with others in its industry, challenged these rules in administrative and judicial proceedings. In December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards, but rejected all challenges to the NSPS rule. In February 2013, EPA issued a revised final NESHAP rule that relaxed emissions limits for particulate matter as compared to the 2010 NESHAP rule, left the emissions limits for mercury, total hydrocarbons, and hydrochloric acid unchanged, and moved the compliance deadline to September 2015. It is expected that the revised Portland Cement NESHAP rule will again be challenged in federal court. We are unable to predict whether such a challenge would result in the rule being remanded again to EPA, or whether such a remand would result in a more or less stringent Portland Cement NESHAP. If the final Portland Cement NESHAP and NSPS rules result in more stringent emission requirements for portland cement plants, these rules could have a material impact on our business operations, which we expect would be consistent with the impact on the cement industry as a whole.

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (“CISWI”). Under the CISWI rule, if a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with CISWI standards. The CISWI rule covers nine pollutants, and imposes more stringent emissions limits on certain pollutants also regulated under the Portland Cement NESHAP. The CISWI rule may be challenged in federal court. We are unable to predict whether such a challenge would result in the rule being remanded to EPA, or whether such a remand would result in a more or less stringent CISWI standards. If the CISWI rule takes effect in its current form, and if kilns at CEMEX plants are determined to be CISWI kilns due to the use of certain alternative fuels, the emissions standards imposed by the CISWI rule could have a material impact on our business operations.

In June 2010, EPA proposed regulating Coal Combustion Products (“CCPs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCPs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. It is too early to predict how EPA will ultimately regulate CCPs, but if CCPs are regulated as a hazardous or special waste in the future, it may result in changes to the formulation of our products away from those formulations that employ CCPs as a raw or supplemental cementitious material. Based on current information, we believe, although we cannot assure you, that such matters will not have a material impact on us. EPA has not announced a timetable for issuing the final CCP rule, although one is expected in 2013.

The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, or decreased profits or losses arising from decreased demand for our goods or higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. We do not expect this rule to have a material economic impact on us.

In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would emit 75,000 tons/year of CO2E, must comply with PSD obligations. Although this has been challenged in litigation, it is now in effect and facilities in the United States are complying with these requirements. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

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

In addition to pending U.S. federal regulation and legislation, states and regions are establishing or seeking to establish their own programs to reduce GHG emissions, including from manufacturing sectors. For example, California passed AB 32 into law in 2006, which, among other things, seeks a statewide reduction of GHG emissions to 1990 levels by 2020 and places responsibility with the California Air Resources Board (“CARB”) to develop the implementing regulations which, among other things, requires the minimization of leakage to the extent feasible. In October 2011, CARB approved a cap-and-trade program that went into effect on January 1, 2013 for the utility and industrial sectors, including the cement sector. Under the current regulatory framework, we expect that CARB will distribute free emission allowances to industrial facilities under an output-based benchmark system based on each industrial sector’s leakage risk. The cement sector was placed in the high leakage risk category. Based on its placement in the high leakage risk category we expect that the cement industry as a whole will receive a free allowance allocation rate of approximately 94% of its emission obligation in 2013 which would decline ratably with the cap adjustment to 87% in 2020. The output-based benchmark system creates incentives for industrial facilities to reduce their GHG intensity. We are actively pursuing initiatives to substitute lower carbon fuels for fossil fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances and CARB-mandated power rebates to us, we cannot assure you that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

In 2007, CARB approved a regulation that will require California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets will require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines, which will result in higher equipment related expenses or capital investments. We may incur substantial expenditures to comply with these requirements. In December 2010, CARB amended both regulations to grant economic relief to affected fleets by extending certain compliance dates and modifying compliance requirements.

In the European Union, cement plants are regulated according to two directives which have been transposed into domestic law by member states. The first is the Directive on Integrated Pollution Prevention and Control (2008/1/EC) (“IPPC Directive”), which adopts an integrated approach by taking into account the whole environmental performance of the plant. It requires cement works to have a permit containing emission limit values and other conditions based on the application of best available techniques (“BAT”) with a view to preventing or, where this is not practicable, minimising emissions of pollutants likely to be emitted in significant quantities in air, water or land. Permit conditions also have to address energy efficiency, waste minimization, prevention of accidental emissions and site restoration. To assist the permitting authorities and companies in determining the BAT, the European Commission organises an exchange of information between experts from the member states, industry and environmental organisations. This results in the adoption and publication by the European Commission of BAT Reference Documents (“BREFs”) for the industry sectors covered by the IPPC Directive. A key element of the BREFs are the conclusions on BAT (“BAT conclusions”) which are used as a reference for setting permit conditions.

The second Directive relates to the Incineration of Waste (2000/76/EC) (“Incineration Directive”). Its aim is to prevent or limit, as far as practicable, negative effects on the environment, in particular pollution by emissions in air, soil, surface water and groundwater and the resulting risks to human health, from incineration and co-incineration plants, the latter including cement and lime kilns. The Incineration Directive seeks to achieve its aim by setting and maintaining stringent operational conditions and technical requirements, as well as emission limit values for a range of pollutants including dust, nitrogen oxides, sulphur dioxide, hydrogen chloride, heavy metals and dioxins.

On 6 January 2011, the Industrial Emissions Directive (2010/75/EU) (“IED”) came into force. The IED updates and merges seven pieces of existing legislation, including the IPPC Directive and the Incineration Directive which it will eventually replace. It will apply to new installations from 6 January 2013 and to existing installations (other than large combustion plants) from 6 January 2014. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the member states. As with the IPPC Directive, permit conditions, including emission limit values, must be based on BAT. However, there is an important difference between the two directives. Under the IPPC Directive, the BAT reference documents are considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment. In April 2013, the European Commission published new BAT conclusions under the IED for Cement, Lime and Magnesium Oxide, together with specific emission levels. While it is too early to assess what impact the IED will have on our operations, it is reasonable to assume that there will be an impact given the change in regulatory approach heralded by the legislation and the fact that it will be key to the permitting of the cement industry in the EU.

On the international front, we actively monitor negotiations of the United Nations Framework Convention on Climate Change (“UNFCCC”). In 1997, as part of the UNFCCC, 197 governments adopted the Kyoto Protocol to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialised countries and the European Union. Under the Kyoto Protocol, industrialised countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five year period 2008-2012 (“first commitment period”); future mandatory targets were expected to be established for commitment periods after 2012. To compensate for the sting of binding targets, the Kyoto Protocol allows three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: the Clean Development Mechanism (“CDM”), Joint Implementation (“JI”) and International Emissions Trading.

In November-December 2012, at the UN Climate Change Conference in Doha, Qatar, certain parties, including the UK and the European Union, adopted the Doha Amendment to the Kyoto Protocol and committed to reduce GHG emissions by at least 18% below 1990 levels in the eight year period from 2013 to 2020 (“second commitment period”).

We operate in countries that are signatories to the Kyoto Protocol, including European Union member states. Hence, our operations in the United Kingdom, Spain, Germany, Latvia and Poland, as well as our operations in Croatia, which is in the process of EU accession, are subject to binding caps on CO2 emissions imposed pursuant to the European Union’s emissions trading system (“ETS”) that was established by Directive 2003/87/EC to implement the Kyoto Protocol. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. The cap is reduced over time, so that the total amount of emissions will decrease. Within the cap, companies receive or buy emission allowances. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. In addition to carbon allowances, the ETS also allows the use of Kyoto Protocol units (the Emission Reduction Unit, representing a tonne of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit under the CDM). The ETS recognizes these units as equivalent to its carbon allowances and allows them to be used by companies for compliance up to a certain limit to offset their carbon emissions in the EU. After each year, a company must surrender enough carbon allowances to cover all its emissions. Failure to meet the emissions caps is subject to significant monetary penalties. For further detail, see “Item 3—Key Information—Risk Factors—Our operations are subject to environmental laws and regulations.”

The ETS consists of three trading phases: Phase I which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from 1 January 2007 to 31 December 2012, and was intended to meet commitments under the Kyoto first commitment period, and Phase III which commenced on 1 January 2013 and will end on 31 December 2020. Prior to the commencement of each of ETS Phases I and II, each member state was responsible for publishing its National Allocation Plan, a document which sets out a national cap on the total amount of carbon allowances during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each member state’s cap contributed to an overall EU cap on emissions, where one carbon allowance must be surrendered to account for 1 tonne of carbon emitted. The carbon allowances were mostly distributed for free by each member state to its ETS installations, although some member states also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of National Allocation Plans has been be replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each member state’s National Implementation Measures. Restrictions have been introduced on the extent to which Kyoto Protocol units can be used to offset EU carbon emissions, and auctioning, not free allocation, has become the default method for distributing allowances. For those allowances that are still given away free, as discussed below, harmonized rules apply based on EU-wide benchmarks of emissions performance.

EU policymakers see the free allocation of allowances as a principle way to reduce the risk of carbon leakage—that is, the risk that energy-intensive industries, facing higher costs because of the ETS, will move their facilities beyond the EU’s borders to countries that do not have climate change controls, thus resulting in a leakage of CO2 emissions without any environmental benefits . In 2009, a list of ETS sectors deemed to be at significant risk of carbon leakage was formally adopted by the European Commission, following agreement by member states and the European Parliament. The list included the cement production sector, on the basis that the additional costs imposed by the ETS would lead to a 30% or more increase in production costs as a proportion of the “gross value added”. Sectors classified as deemed to be at significant risk of carbon leakage will continue to receive 100% of their benchmark allocation of allowances free of charge during 2013 and 2014. By contrast, sectors that are not considered at risk of carbon leakage will receive 80% of their benchmark allowances for free in 2013, declining to 30% by 2020.

In accordance with European Commission Decision of 27 April 2011 (2011/278/EU), the number of allowances to be allocated to installations for free will be based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level is calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels are higher, 2009/10. The product benchmark is based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007/8, where carbon efficiency is measured by carbon intensity or carbon emission per tonne of product. Based on these criteria, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS will be sufficient to operate, assuming that the cement industry continues to be considered at significant risk of carbon leakage. However, a review of the sectors deemed to be at significant risk is to take place in 2014 and it is possible that the cement industry could lose that status. Indeed, commentators argue that many of the assumptions that were used to determine which sectors should be deemed to be at significant risk are now obsolete. For example, the 2009 quantitative analysis that was relied upon forecast that ETS prices would stabilise at €30/ton CO2, but in fact prices are significantly lower than that. A determination that the cement industry should no longer be regarded as at significant risk of carbon leakage could have a material impact on our operations.

An installation can only receive its full allocation of free allowances if it is deemed to have not partially ceased under the “partial cessation rule” of the ETS. Partial cessation applies where a sub-installation which contributes at least 30% of the installation’s final annual amount of emissions allocated, or contributes to more than 50,000 allowances, reduces its activity level by at least 50% of its historic activity levels. If activity levels are reduced to between 50% and 75% of the historic activity level, the amount of free carbon allowances the sub-installation will receive will reduce by half in the following year; if activity levels are reduced by 75% to 90% compared to historic activity levels, the amount of free carbon allowances the sub-installation will receive will reduce by 75% in the following year; and if activity levels are reduced by 90% or more compared to historic activity levels, no allowances shall be allocated free of charge the following year in respect of the sub-installation concerned. This represents a change from ETS Phase II, in which the rules for partial cessation were defined by each member state’s NAP and often did not result in any reduction in the level of free allocation, but an installation was no longer entitled to a free allocation from the following year if it had permanently ceased operating. The new rules are therefore more stringent, and to the extent that they result in our plants foregoing free carbon allowances, they could represent a significant loss of revenue, since carbon allowances are also tradable.

As a result of continuing uncertainty regarding final allocation of free allowances, it is premature to draw conclusions regarding the overall position of all of our European cement plants. Also, separate cap-and-trade schemes may be adopted in individual countries outside the European Union. For example, since 2013 in Croatia, who are due to become members of the European Union on July 1, 2013 after which their scheme will in due course be incorporated into that of the EU ETS.

Under the ETS, we seek to reduce the impact of any excess emissions by either reducing the level of CO2 released in our facilities or by implementing CDM projects under the Kyoto Protocol in emerging markets. We have registered 12 CDM projects; in total, these projects have the potential to reduce almost 1.7 million metric tons of CO2-E emissions per year. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have a significant impact on our operating results.

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

Cement production raises a number of health and safety issues. As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). As part of our annual due diligence, we work with our stakeholders to verify that certain health and safety protocols are in place as regards the management of silica and its health effects. Nonetheless, under various laws we may be subject to future claims related to exposure to these or other substances.

Other health and safety issues include: burns arising from contact with hot cement kiln dust or dust on preheater systems; noise, including from chutes and hoppers, milling plants, exhaust fans and blowers; the potential for dioxin formation if chlorine-containing alternative fuels are introduced into kilns; plant cleaning and maintenance activities involving working at height or in confined or other awkward locations, and the storage and handling of coal and petcoke, which, in their finely ground state, can pose a risk of fire or explosion. While we actively seek to minimise the risk posed by these issues, personal injury claims may be made, and substantial damages awarded, against us. We may also be required to change our operational practices, involving material capital expenditure.

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by CEMEX, as well as facilities to which we sent hazardous substances or wastes for treatment, storage or disposal. Such laws and regulations may apply without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures.

As part of our insurance-risk governance approach, from time to time we evaluate the need to address the financial consequences of environmental laws and regulations through the purchase of insurance. As a result we do arrange certain types of environmental impairment insurance policies for both site-specific, as well as multi-site locations. We also organize non-specific environmental impairment insurance as part of the provision of a broader corporate insurance strategy. These latter insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of an environmental incident could give rise to a financial liability. However, we cannot assure you that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident.

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our business, financial condition and results of operations.

As of December 31, 2012, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland), Egypt, Spain, Rest of the Mediterranean (which includes our subsidiaries in Croatia, the UAE and Israel), Colombia and Rest of South America and the Caribbean (which includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), the Philippines and Rest of Asia (which includes our subsidiaries in Thailand, Bangladesh, China and Malaysia).

For a geographic breakdown of our net sales for the year ended December 31, 2012, see “Item 4—Information on the Company—Geographic Breakdown of Net Sales for the Year Ended December 31, 2012.”

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

Our operations in Egypt, the UAE and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. We cannot assure you that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability. In addition, our operations in Egypt are subject to political risks, such as confiscation, expropriation and/or nationalization. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement.”

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution, and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, demonstrations and protests have continued to take place across Egypt. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this annual report. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt, which could affect demand for building materials, and interruptions in services, such as banking, which could have a material adverse effect on our operations in Egypt.

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

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our business, financial condition and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

We will be adversely affected by any significant or prolonged disruption to our production facilities.

Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, industrial accidents, unavailability of raw materials such as energy, mechanical equipment failure, human error or otherwise, will disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water or electricity or any fire, flood or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could adversely affect our business, financial condition and results of operations.

We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shut downs such that not all of our facilities are shut down at the same time, the unexpected shut down of any facility may nevertheless affect our business, financial condition and results of operations from one period to another.

We are dependent on information technology and our systems and infrastructure, as well as those provided by our third-party service providers, face certain risks, including cyber security risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as of a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems, as well as those provided by our third-party service providers, may be vulnerable to damage or disruption caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber attacks. Although we take steps to secure our systems and electronic information, these security measures may not be adequate. Any significant disruption to our systems could adversely affect our business, financial condition and results of operations.

Activities in our business can be dangerous and can cause injury to people or property in certain circumstances.

Our production facilities require individuals to work with chemicals, equipment and other materials that have the potential to cause harm and injury when used without due care. An accident or injury that occurs at our facilities could result in disruptions to our business and have legal and regulatory consequences and we may be required to compensate such individuals or incur other costs and liabilities, any and all of which could adversely affect our reputation, business, financial condition, results of operations and prospects.

Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, results of operations and prospects. Although our operations have not been affected by any significant labor dispute in the past, we cannot assure you that we will not experience labor unrest, activism, disputes or actions in the future, some of which may be significant and could adversely affect our business, financial condition, results of operations and prospects.

Our insurance coverage may not cover all the risks to which we may be exposed.

We face the risks of loss and damage to our property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. In such circumstances, our financial results may be adversely affected.

Our success depends on key members of our management.

Our success depends largely on the efforts and strategic vision of our executive management team. The loss of the services of some or all of our executive management could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business plan also depends on our ongoing ability to attract and retain additional qualified employees. For a variety of reasons, particularly with respect to the competitive environment and the availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition and results of operations could be adversely affected.

The Mexican tax consolidation regime may have an adverse effect on our cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX, S.A.B. de C.V. to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income

(“Additional Consolidation Taxes”). This tax reform requires CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. However, in December 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013, established that the statutory income tax rate remained at 30% in 2013, then lowered it to 29% for 2014 and 28% for 2015 and future years.

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

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$25 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. On March 31, 2011, CEMEX paid approximately Ps506 million (approximately U.S.$39 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00). This amount covered the second payment, which together with the first payment represented 50% of the Additional Consolidation Taxes for the period between 1999 and 2004, and also included the first payment of 25% of the Additional Consolidation Taxes corresponding to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$54 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the “1999-2004” period, 50% of the Additional Consolidation Taxes for the “2005” period and it also included the first payment of 25% of the Additional Consolidation Taxes for the “2006” period. As of December 31, 2012, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps2 billion in 2013: approximately Ps2.6 billion in 2014; approximately Ps2.7 billion in 2015; and approximately Ps7.2 billion in 2016 and thereafter. As of December 31, 2012, we have paid an aggregate amount of approximately Ps1.5 billion of Additional Consolidation Taxes. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters” and notes 2O and 19D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) to the January 1, 2010 tax reform described above. However, we cannot assure you that we will prevail in this constitutional challenge. On June 3, 2011 we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities filed an appeal (recurso de revisión) before the Mexican Supreme Court, which is pending.

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

Under Mexican law, the protections afforded to non-controlling shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and us, our directors, our officers or our controlling shareholders, if any, are less developed under Mexican law than under U.S. law. Mexican law generally only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S. and other laws. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States. As a result, in practice it may be more difficult for our non-controlling shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

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

Non-Mexican investors in CEMEX, S.A.B. de C.V.’s CPOs or ADSs may not directly hold the underlying Series A shares, but may hold them indirectly through CEMEX, S.A.B. de C.V.’s CPO trust. Upon the early termination or expiration of the 30-year term of CEMEX, S.A.B. de C.V.’s CPO trust, the Series A shares underlying CEMEX, S.A.B. de C.V.’s CPOs held by non-Mexican investors must be placed into a new trust similar to the current CPO trust for non-Mexican investors to continue to hold an economic interest in such shares. We cannot assure you that a new trust similar to the CPO trust will be created or that the relevant authorization for the creation of the new trust or the transfer of our Series A shares to such new trust will be obtained. In that event, since non-Mexican holders currently cannot hold Series A shares directly, they may be required to sell all of their Series A shares to a Mexican individual or corporation.

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

Mexican Peso Exchange Rates

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso depreciated against the U.S. Dollar by approximately 20.5% in 2008, appreciated against the U.S. Dollar by approximately 5% and 6% in 2009 and 2010, respectively, depreciated against the U.S. Dollar by approximately 11.5% in 2011 and appreciated against the U.S. Dollar by approximately 9% in 2012. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Mexican Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Mexican Pesos, expressed in Mexican Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of Period	Average(1)	High	Low	End of Period	Average(1)	High	Low
2008	13.74	11.21	13.96	9.87	13.83	11.15	13.92	9.92
2009	13.09	13.51	15.57	12.62	13.06	13.50	15.41	12.63
2010	12.36	12.67	13.21	12.15	12.38	12.64	13.19	12.16
2011	13.96	12.45	14.21	11.50	13.95	12.43	14.25	11.51
2012	12.85	13.16	14.37	12.56	12.96	13.15	14.37	12.63

Monthly (2012)
October	13.10				13.09		13.09	12.71
November	12.96				12.92		13.25	12.92
December	12.85				12.96		13.01	12.72

Monthly (2013)
January	12.70				12.73		12.79	12.59
February	12.79				12.78		12.88	12.63
March	12.34				12.32		12.80	12.32
April(2)	12.26				12.23		12.34	12.07

(1)	The average of the CEMEX accounting rate or the noon buying rate for Mexican Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	April noon buying rates and CEMEX accounting rates are through April 19, 2013.

On April 19, 2013, the CEMEX accounting rate was Ps12.26 to U.S.$1.00. Between January 1, 2013 and April 19, 2013, the Peso appreciated by approximately 5.97% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

For a discussion of the financial treatment of our operations conducted in other currencies, see “—Selected Consolidated Financial Information.”

Selected Consolidated Financial Information

Our consolidated financial statements as of and for the three years ended December 31, 2012 have been derived from our audited consolidated financial statements and have been prepared in accordance with IFRS. For our annual reports prior to fiscal year 2011, the first year we adopted IFRS, our consolidated financial statements were prepared in accordance with MFRS. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by IASB) to reconcile such financial statements to U.S. GAAP. As such, while CEMEX has in the past reconciled its consolidated financial statements prepared in accordance with MFRS to U.S. GAAP, those reconciliations are no longer presented in our filings with the SEC.

The financial data set forth below as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2012 audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2012, 2011 and 2010 may not be comparable to that of prior periods.

Non-Peso amounts included in the financial statements are first translated into U.S. Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those U.S. Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “—Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The U.S. Dollar amounts provided below and, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps12.85 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2012. However, in the case of transactions conducted in U.S. Dollars, we have presented the U.S. Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. The noon buying rate for Mexican Pesos on December 31, 2012 was Ps12.96 to U.S.$1.00. Between January 1, 2013 and April 19, 2013, the Peso appreciated by approximately 5.97% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. and Subsidiaries

Selected Consolidated Financial Information

	As of and For the Year Ended December 31,
	2010		2011		2012
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
Statement of Operations Information:
Net sales	Ps	177,641	Ps	189,887	Ps	197,036
Cost of sales(1)		(127,845)		(136,167)		(138,711)
Gross profit		49,796		53,720		58,325
Administrative, selling and distribution expenses		(39,060)		(41,656)		(41,125)
Operating earnings before other expenses, net(2)		10,736		12,064		17,200
Other expense, net		(6,335)		(5,449)		(5,692)
Operating earnings(2)		4,401		6,615		11,508
Financial items(3)		(15,276)		(18,841)		(17,358)
Equity in income (loss) of associates		(487)		(334)		728
Loss before income tax		(11,362)		(12,560)		(5,122)
Non-controlling net income		46		21		662
Controlling interest net loss		(13,482)		(24,788)		(11,881)
Basic loss per share(4)(5)		(0.39)		(0.71)		(0.34)
Diluted loss per share(4)(5)		(0.39)		(0.71)		(0.34)
Number of shares outstanding(4)(6)(7)		30,065		31,410		32,808

Balance Sheet Information:
Cash and cash equivalents		8,354		16,128		12,478
Property, machinery and equipment, net		221,271		233,709		212,301
Total assets		504,881		541,652		478,770
Short-term debt		5,618		4,673		596
Long-term debt		188,776		203,798		177,539
Non-controlling interest and Perpetual Debentures(8)		19,443		16,602		14,488
Total controlling stockholders’ equity		163,744		155,101		141,112

Other Financial Information:
Net working capital(9)		18,692		23,690		19,667
Book value per share(4)(7)(10)		5.45		4.94		4.30
Operating margin		6.0%		6.4%		8.7%
Operating EBITDA(11)		29,844		29,600		34,384
Ratio of Operating EBITDA to interest expense(11)		2.0		1.8		1.9
Capital expenditures		6,963		7,577		10,026
Depreciation and amortization		19,108		17,536		17,184
Net cash flow provided by operating activities before interest and income taxes paid in cash		25,952		23,616		29,897
Basic loss per CPO(4)(5)		(1.17)		(2.13)		(1.02)
Total debt plus other financial obligations		210,619		249,372		218,026
Total debt plus other financial obligations, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement(12)		—		—		221,971

(1)

Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concrete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item, and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of our distribution expenses line item.
(2)	The line item “Operating earnings before other expenses, net” was titled by CEMEX in prior years as “Operating income.” The line item “Operating earnings” was titled by CEMEX in prior years as “Operating income after other expenses, net.” See note 2A to our 2012 audited consolidated financial statements included elsewhere in this annual report.
(3)	Financial items includes financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives and marketable securities), foreign exchange results, effects of net present value on assets and liabilities and others, net. See note 7 to our 2012 audited consolidated financial statements included elsewhere in this annual report.
(4)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each of CEMEX, S.A.B. de C.V.’s CPOs represents two Series A shares and one Series B share. As of December 31, 2012, approximately 99.2% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each of CEMEX, S.A.B. de C.V.’s ADSs represents ten CPOs.
(5)	Loss per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our 2012 audited consolidated financial statements included elsewhere in this annual report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS.
(6)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2010, 2011 and 2012. At each of CEMEX, S.A.B. de C.V.’s 2010, 2011 and 2012 annual general ordinary shareholders’ meetings, held on February 24, 2011, February 23, 2012 and March 21, 2013, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs, approximately 418.7 million CPOs and approximately 437.5 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2010, 2011 and 2012 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.
(7)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8)	As of December 31, 2010, 2011 and 2012, non-controlling interest includes U.S.$1,320 million (Ps16,310 million), U.S.$938 million (Ps13,089 million) and U.S.$473 million (Ps6,078 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in U.S. Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(9)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(10)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(11)

Operating EBITDA equals operating earnings before other expenses, net, amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps1,624 million in 2010, approximately Ps1,010 million in 2011 and approximately Ps453 million in 2012, as described in note 20D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2010	2011	2012
	(in millions of Mexican Pesos)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest and income taxes paid in cash
Operating EBITDA	Ps 29,844	Ps 29,600	Ps 34,384
Less:
Operating depreciation and amortization expense	19,108	17,536	17,184
Operating earnings before other expenses, net	10,736	12,064	17,200
Plus/minus:
Changes in working capital excluding income taxes	(623)	(727)	(2,048)
Depreciation and amortization expense	19,108	17,536	17,184
Other items, net	(3,269)	(5,257)	(2,439)
Net cash flow provided by operating activities before interest and income taxes paid in cash	Ps 25,952	Ps 23,616	Ps 29,897

(12)	The table below shows a reconciliation of total debt plus other financial obligations to total debt plus other financial obligations, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement.

	As of December 31, 2012
(Amounts in millions)	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total
Total debt plus other financial obligations		Ps 7,574	30,022	96,070	84,360	218,026
Total debt plus other financial obligations	U.S.$	590	2,336	7,476	6,565	16,967
Effect of March 2013 Notes, the Eurobond Tender Offer and the Prepayment of the 2009 Financing Agreement
March 2013 Notes	U.S.$	—	—	—	595	595
Eurobonds	U.S.$	—	(241)	—	—	(241)
2009 Financing Agreement	U.S.$	—	(47)	—	—	(47)

Total debt and other financial obligations, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement	U.S.$	590	2,048	7,476	7,160	17,274
Total debt and other financial obligations, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement	Ps	7,582	26,317	96,067	92,006	221,971

Item 4—Information on the Company

Unless otherwise indicated, references in this annual report to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis.

Business Overview

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of Mexico, with our principal executive offices in Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, 66265, México. Our main phone number is (+ 5281) 8888-8888.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual general ordinary shareholders’ meeting, this period was extended to the year 2100. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2012 of approximately 94.8 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 55 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 159 million tons, in each case based on our annual sales volumes in 2012. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.8 million tons of cement and clinker in 2012. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world.

We operate globally, with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps479 billion (U.S.$37 billion) as of December 31, 2012, and an equity market capitalization of approximately Ps152,429.58 million (U.S.$13,386.05 million) as of April 19, 2013.

As of December 31, 2012, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2012, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2012
	Assets After Eliminations (in Billions of Mexican Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	79	15	29.3
United States(2)	208	13	17.1
Northern Europe
United Kingdom	29	2	2.4
Germany	13	2	4.9
France	14	—	—
Rest of Northern Europe(3)	18	3	4.6
The Mediterranean
Spain(4)	22	8	11.0
Egypt	7	1	5.4
Rest of the Mediterranean(5)	10	3	2.4
South America and the Caribbean
Colombia	16	2	4.0
Rest of South America and the Caribbean(6)	17	5	8.0
Asia
Philippines	8	2	4.5
Rest of Asia(7)	3	1	1.2
Corporate and Other Operations	35	—	—

Total	479	57	94.8

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.
(2)	“Number of cement plans” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2012, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.3 million tons of cement as of December 31, 2012. For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 1.5 million tons of cement.
(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	Refers primarily to our operations in Croatia, the UAE and Israel.
(6)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

During most of the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following is our only significant acquisition over the last five years:

•

In August 2011, as a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2012 audited consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Investments, Acquisitions and Divestitures—Investments and Acquisitions” for additional information regarding the Ready Mix USA put option right.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations over the last five years:

•

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Investments, Acquisitions and Divestitures—Divestitures” for additional information regarding the CEMEX Latam Offering.

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. (“Holcim”). The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

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

Geographic Breakdown of Net Sales for the Year Ended December 31, 2012

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2012:

For a description of a breakdown of total revenues by geographic markets for each of the years ended December  31, 2010, 2011 and 2012, please see “Item 5—Operating and Financial Review and Prospects.”

Breakdown of Net Sales by Product for the Year Ended December 31, 2012

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2012:

Our Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that, in most cases, vertical integration brings us closer to the end consumer by allowing us to offer comprehensive building solutions. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In approximately 20 years, we evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies that provides comprehensive building solutions.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of the countries in which we operate (particularly Mexico, the United States, Colombia and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

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

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in Central and South America, the United States, Spain, Italy, Australia and elsewhere.

Provide our customers with the best value proposition

We aspire to be the supplier of choice for our customers, whether governmental entities, construction firms that operate in the countries in which we operate or individuals building or expanding their family’s first home. We seek a clear understanding of what our customers require to meet their needs and provide them with the most efficient and effective building solutions for their construction project, large or small. We are committed to suiting our customers’ needs by providing them with not only high quality and tailor-made products, but also with reliable and cost-efficient building solutions.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated building solutions provider in many of the countries in which we operate, mostly in infrastructure projects which make extensive use of our cement and concrete products. For example, in Mexico alone, we have paved more than 10,000 kilometers of concrete highways and roads. We have also provided tailor-made solutions for important infrastructure projects in the country, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit. We also continue innovating with new products, and launched new global ready-mix brands designed using proprietary admixtures developed by our researchers.

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

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall production related costs for all of our products and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We have implemented several worldwide standard platforms as part of this process and have also started different initiatives, such as a system designed to improve our operating processes worldwide. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to achieve cost efficiencies, and have also reached a strategic agreement with International Business Machines Corporation (“IBM”) expected to improve some of our business processes. We have also transferred key processes like procurement and trading from a centralized model to a regional model and are simplifying and delayering our business to accelerate decision-making and maximize efficiency. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets often allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide allowing our regions to have access to information required to execute our trading activities. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our ability to import to the United States.

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

Strengthen our capital structure and regain our financial flexibility

In light of the global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt and cost of debt, improving cash flow generation and extending maturities. As of December 31, 2012, we had reduced total debt plus Perpetual Debentures by approximately U.S.$5.6 billion since June 2009. This ongoing effort has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations and had a final principal payment date of February 14, 2014. On September 17, 2012, we successfully completed the Refinancing Transaction, whereby we refinanced a substantial portion of the remaining outstanding amounts under the 2009 Financing Agreement by entering into (a) the Amendment and Restatement Agreement to the 2009 Financing Agreement and (b) the Facilities Agreement. Upon consummation of the Refinancing Transaction, creditors under the Facilities Agreement received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes, leaving approximately U.S.$525 million aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement. Subsequently, we applied the proceeds of the October 2012 Notes to prepay the Facilities Agreement, and we applied the proceeds of the CEMEX Latam Offering to prepay the 2009 Financing Agreement and the Facilities Agreement. As of December 31, 2012, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement, we had repaid the 2009 Financing Agreement in full and had reduced the aggregate principal amount of loans and private placement notes outstanding under the Facilities Agreement to U.S.$4.187 billion, all of which matures on February 14, 2017 (subject to our complying with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement). Maintaining market terms and achieving an appropriate size, tenor and pricing for our overall corporate financing facilities is an ongoing objective of ours. Consistent with this objective, we maintain an ongoing dialogue with our creditors regarding refinancing alternatives for our upcoming maturities.

Asset Divestitures or Asset Swaps. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. For the year ended December 31, 2012, we sold assets for approximately U.S.$227 million, plus an additional U.S.$960 million consisting of an approximate 26.65% interest in CEMEX Latam. We still expect to sell non-core assets or swap certain assets to streamline our operations, if we deem it necessary.

Global Cost-Reduction and Pricing Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global administrative, selling and distribution expenses. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2012, we reached our target of U.S.$400 million in annualized cost savings through the implementation of this program, which contemplated an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce administrative, selling and distribution expenses, we have reduced our global headcount by approximately 29%, from 56,791 employees as of December 31, 2008 to 43,905 employees as of December 31, 2012. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

Also as part of these initiatives, since 2009, we have temporarily shut down (some for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. We have also announced the permanent closure of some of our cement plants, such as our Davenport cement plant located in northern California in 2010. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. During 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations through the closure of under-utilized facilities and the reduction of headcount, among other actions designed to improve the profitability of our operations in the region.

Furthermore, during 2012, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

We have also introduced a comprehensive pricing strategy for our products that is expected to more fully reflect and capture the high value-creating capability of our products and services. Our strategy focuses on value enhancement, optimizing gains in customer relationships and in generating sufficient returns that would allow us to reinvest in our business. Under this strategy we are establishing internal procedures and guidelines that are expected to support our approach to pricing our different products and services.

Optimizing Capital Expenditures. In light of weak demand for our products throughout a considerable part of our markets, during 2011 and 2010 we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$468 million during 2011, from approximately U.S.$555 million during 2010 and approximately U.S.$636 million during 2009 (in each case excluding acquisitions and capital leases). These reductions in capital expenditures were in response to weak demand for our products has were implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. During 2012, while still optimizing our maintenance and expansion capital expenditures and as a result of a higher demand for our products in certain markets in which we operate, we increased capital expenditures related to maintenance and expansion of our operations to approximately U.S.$609 million, from approximately U.S.$468 million in 2011. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint ventures investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$350 million (or its equivalent)) until the debt under the Facilities Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards and we may opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions.

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

Lead in Sustainable Construction. We are focused on delivering solutions to the increasingly complex and inter-connected infrastructure demands of society in a manner that improves the future of cities and the environment. We recognize that creating sustainable infrastructure goes beyond building materials; it requires broad collaboration that encompasses all involved parties in the planning, financing, construction, ownership and maintenance of the structure. Moreover, we seek to continually expand the range of applications and sustainability benefits that our products support. For example, during 2012, we, together with our partners, made significant progress in the development, promotion, and market introduction of several technologies, including the following:

•

Wall construction using panels of EPS (Expanded Polystyrene) covered with a newly developed type of mortar called Gunite or Shotcrete. This technology, which is already available in Egypt, the UAE and Mexico, combines the durability and structural strength of traditional walls made of reinforced concrete with lower construction costs, as well as better thermal comfort and energy efficiency.

•

First successful tests were made with the use of our new Insularis concrete in molds. We expect that the further development of this technology will result in both reduced construction costs and improved energy efficiency.

Given the positive impact on both cost and energy efficiency, these technologies are particularly relevant for the affordable housing sector.

Strategic and selective external collaboration are key in helping transform the construction industry and the solutions it provides to cities. Our ongoing participation in the World Business Council for Sustainable Development’s Urban Infrastructure Initiative (UII) has allowed us to engage with cities in the earliest stages of urban planning, contributing the necessary external perspective to help city authorities turn their sustainability visions into action. During 2012, UII teams have worked in diverse cities around the globe, including Tilburg (The Netherlands), Philadelphia (United States), Kobe (Japan) and Guadalajara (Mexico) to demonstrate the value of providing early business input into city planning and to set the stage for ongoing work. We assumed the leading role during the workshops in Guadalajara, the first Latin American city to work with the UII. As a result, the team presented distinct solutions and proposals on four key topics that demanded attention in the city: mobility and logistics; buildings and housing; security and social development; and waste management.

We have also started to work with a regional network in Mexico to develop a local model to address more specifically the unique dynamics of Latin American cities. During 2013, we expect to develop further studies in cities such as Queretaro, Torreon, Puebla and Merida.

Affordable Housing and Infrastructure. We are a leading provider of affordable housing and high-scale infrastructure, as well as substantive contributors to the socioeconomic development of emerging markets throughout the world. During 2012, we completed approximately 315 infrastructure projects, representing more than 8.3 million square meters of pavement for highways, mass transit projects, airport runways and city streets.

We have also made significant progress in meeting the need for affordable housing in our markets. In 2012 alone, we contributed to the construction of approximately 2,942 affordable homes in Mexico and Latin America, representing more than 131,000 square meters of affordable housing. This brings the total for the first three years of this initiative to almost 7,800 units, exceeding 315,000 square meters. In 2012, we expanded the initiative to the Dominican Republic, Puerto Rico and Colombia.

Notable projects include:

•	800-unit project in Oaxaca, Mexico where CEMEX is rebuilding homes for those that suffered from the earthquake in September 2012;

•	700-unit Higuamo development in the Dominican Republic;

•

Four high-rise projects with a total of more than 5,000 units awarded to CEMEX by the government of Colombia. This vertical building type will significantly contribute to the re-densification of cities and has made CEMEX a pioneer in vertical affordable housing in Mexico after its use in a housing project of 100 units in Jalisco, Mexico.

In 2013, we plan to introduce other construction systems, such as ICF (Insulated Concrete Forms) or precast concrete, and develop strategies for expanding our affordable housing efforts in the United States and Europe.

Enhance our Carbon Strategy. Climate change poses significant challenges to our society, and we are committed to applying our skills, technologies and determination to contribute to the development of a low-carbon economy. We have been successful in increasing alternative fuel substitution rates to approximately 27.1% in 2012, well on track to meet our ambitious target of 35% substitution rate by 2015. During 2012, five new projects qualified for Certified Emission Reduction (“CER”) credits under the CDM. In total, we have 13 projects that qualify for CERs under the CDM. In addition, CEMEX has also successfully registered in the United States a carbon reduction initiative under a voluntary program known as Verified Carbon Standard.

Implementation of the CEMEX CO2 Footprint Tool has grown from 29% of our sites in 2010 to 100% of cement, aggregate and ready-mix sites under our operational control in 2012. This tool allows us to measure the greenhouse gas emissions of our cement, ready-mix concrete and aggregates products.

Excellence in Environmental and Biodiversity Management. We are committed to mitigating the impacts that our facilities, quarries and logistics have on their surrounding communities and ecosystems. Toward this end, we have a set of global initiatives that include: monitoring and controlling air emissions; managing land and conserving biodiversity within and around sites; minimizing disturbances, such as noise, vibration and traffic; optimizing water use; and reducing and recycling waste. During 2012, changes in the geographic pattern of our production (such as the reduction in the Northern Europe and the Mediterranean region, where we have full coverage in operating kilns) prevented us from increasing the percentage of clinker produced with continuous monitoring of major emissions, which remained flat at 80%. However, we maintain our commitment of full monitoring by the end of 2015.

We are also on track to achieve our target of 100% of implemented rehabilitation plans and Biodiversity Action Plans (“BAPs”) for our quarries by 2015. We continued our successful partnership with BirdLife International, and after developing our BAP standard in the previous year, we implemented this methodology at six pilot sites in 2012, one in each CEMEX region. In two regions, we completed key project stages and for the remaining four regions, we created work plans. In addition, in 2012, we continued working in partnership with the International Union for Conservation of Nature, jointly developing a protocol to standardize water measurement and management at our operations. Starting this year, the methodology will be rolled out to all of the businesses in the countries in which CEMEX operates in order to minimize the company’s water footprint and increase its water efficiency.

Strengthen Communities. Bringing together economic, educational and people resources, we are creating innovative solutions to social challenges and more sustainable communities. CEMEX strives to identify the needs and concerns of the communities where we operate and collaborate to address them. By leveraging CEMEX’s strengths and experience, we jointly develop project proposals that are relevant to each community.

Patrimonio Hoy is our flagship community initiative that helps low-income families realize their dream of home ownership. Combining the global presence of CEMEX distribution with the power of microcredit, the program offers families financial and technical assistance in the construction of their homes. With more than 100 offices in Latin America, during 2012, we reached almost 43,000 new partners, bringing the accumulated total to 396,845. In 2012 we built more than 447,000 square meters of living space, resulting in an accumulated total of more than 3 million square meters.

In the Philippines, CEMEX leaders recognized that a shortage of quality housing was a threat to employee quality of life, their productivity and the company’s ability to retain staff. CEMEX developed a customized housing solution based on input from the employees about their living preferences. The result was the Las Casas de Naga iHouse pilot project. Serving as the community developer, CEMEX is coordinating all aspects of planning, development and construction of 180 homes in a community that will feature playgrounds, urban agriculture, multi-purpose buildings and sports courts, sound roads, efficient water and waste management, a grocery store and transportation to and from the cement plant.

In 2012, we added 36 new Productive Centers for Self-employment (“PCS”) in Mexico and 3 in Colombia. There are now 76 PCS serving these countries, and we plan to expand the program to Nicaragua in 2013.

In 2012, CEMEX also became founding partner of New Employment Opportunities, an initiative to prepare young people, particularly disadvantaged ones, for entry level jobs in Latin America and the Caribbean. Other founding partners include the Multilateral Investment Fund, the Inter-American Development Bank (IADB), the International Youth Foundation (IYF), Caterpillar and Microsoft among others.

Partnership with Key Stakeholders. We continuously interact with a wide variety of stakeholders to discuss and address society’s pressing needs. Within our sustainability model, we have defined four core stakeholder groups: our people, our neighbors, our business partners and our world. Beyond this, we actively engage with our sustainability reporting advisory panel, a group of leading experts, who provide important and valuable advice. In 2012, 97% of our operations have community engagement plans and 54% of our operations have employee volunteering programs.

In 2012, we completed the third phase of our Supplier Sustainability Program by issuing our Code of Conduct for Doing Business with Us. The code is based on the result of a benchmark study analyzing industry best practices, the 10 UN Global Compact principles and the procurement clauses contained in the CEMEX Code of Ethics and Business Conduct.

We also continued to leverage our knowledge and resources and promote our sustainability priorities and vision through strategic global partnerships and memberships with recognized global and local organizations, such as the Clinton Initiative, Conservation International and Earth Focus, MIT Concrete Sustainability Hub, The Cement Sustainability Initiative from the World Business Council for Sustainable Development, among many others.

Health and Safety. In 2012, CEMEX began implementing a new Global Health and Safety Management System to bring alignment and structure to health and safety activities while empowering leaders to choose solutions that work best locally. We find that leadership driven initiatives are having the greatest impact on our health and safety performance with most countries seeing significant improvement in their key performance indicators. LEGACY, our health and safety leadership training course, has continued to be a success across our worldwide operations with courses being run on a regular basis for managers at all levels. While no level of fatalities are acceptable, in 2012, the combined number of employee, contractor and third-party fatalities in connection with CEMEX activities went down by 59% compared to 2011. In addition, our employee Lost-Time Injury rate (per million hours worked) decreased to 2.0 in 2012, a 13% reduction compared to 2011. There was also a 8.0% improvement in the 2012 CEMEX Total Recordable Injury Frequency Rate compared to 2011, with a rate of 6.0 compared to 6.5 the year before. However, the Sickness Absence Rate for CEMEX increased from 1.8 to 2.5 in 2012 when compared to 2011.

100% of our operations have a Health and Safety Management System implemented. To complement these systems, we continue to promote the CEMEX Health Essentials, which provides managers in all business units with practical and easy-to-use materials on 12 key topics including heart and back health, stress management and nutrition.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2012:

	Mexico	United States	Northern Europe	The Mediterranean	South America and the Caribbean	Asia	Total CEMEX
Total fatalities, employees, contractors and other third parties(#)	8	1	1	5	2	1	18
Fatalities employees(#)	—	1	—	—	—	—	1
Fatality rate employees(1)	—	1.07	—	—	—	—	0.22
Lost-Time injuries (LTI), employees(#)	85	64	15	7	41	2	214
Lost-Time injuries (LTI), contractors(#)	41	—	14	7	35	5	103
Lost-Time injury (LTI) frequency rate, employees per million hours worked	3.07	3.03	0.67	0.75	3.20	0.69	2.00

(1)	Incidents per 10,000 people in a year.

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2012, 55 of our 57 operative production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are located in Nicaragua and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, we also operate gypsum quarries in the United States, Spain, the Dominican Republic and Egypt.

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

In addition, we are one of the world’s largest suppliers of aggregates, primarily hard rock, sand and gravel, obtained from quarries, to be used in ready-mix concrete and other concrete-based products such as blocks and pipes.

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

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties. For the year ended December 31, 2012, approximately 13% of our total raw material needs were supplied by third-parties.

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

Our reserve estimates are prepared by CEMEX’s engineers and geologists and are subject to annual review by our corporate staff jointly with the regional technical managers associated to our business units. On specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. Over the three-year period ended December 31, 2012, we have employed third-parties to review (i) our cement raw materials reserves estimates in Mexico, Colombia, the Dominican Republic, Puerto Rico and the Philippines, and (ii) our aggregates reserves estimates in France, Poland, Austria, the Czech Republic, Hungary, the United Kingdom, Germany, Ireland and Mexico.

Reserves determination incorporates only materials meeting specific quality requirements. For aggregates used in ready-mix concrete such requirements are based on hardness, shape and size; for cement raw materials (mainly limestone and clay), such requirements are based on a chemical composition that matches the quality demanded by the production process. In the case of cement raw materials, since chemical composition varies from production sites and even in the same site, we conduct geostatistical chemical tests and determine the best blending proportions to meet production quality criteria and to try to maintain an extraction ratio close to 100% of the reported reserves for such materials.

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

During 2012, our total quarry material production was approximately 203 million tons, of which approximately 88% was used for own consumption to produce cement, ready-mix concrete, and/or other products which are later sold to the public and the remaining 12% was directly sold to customers.

Our estimates distinguish between owned and leased reserves, the later determined over the term of the lease contract, and include only those permitted reserves which are proven and probable. As of December 31, 2012, the total surface of property in our quarries operations (including cement raw materials quarries and aggregates quarries), was approximately 109,704 hectares, of which approximately 73% was owned by us and approximately 27% was managed through lease contracts.

As of December 31, 2012, we operated 151 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are located at or near the cement plant facilities. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 71 years, assuming 2008-2012 average annual cement production (last five years average production).

The table set forth below presents our total permitted proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2012 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico(1)	Limestone	18	8,920	24	1,244	496	1,739	89	19.1	19.6	79%
	Clay	16	8,445	—	142	156	298	82	4.7	3.6	100%
	Others	1	100	—	—	—	—	141	—	—	100%

United States(2)	Limestone	13	17,577	—	888	164	1,052	85	13.3	12.4	100%
	Clay	2	132	7	24	—	24	—	—	—	0%

Northern Europe
United Kingdom	Limestone	3	681	107	134	43	177	82	1.9	2.2	100%
	Clay	2	98	—	14	22	36	61	0.5	0.6	100%
Germany	Limestone	3	597	49	31	120	151	40	3.8	3.8	91%
Rest of Northern Europe	Limestone	3	740	—	94	45	139	30	4.5	4.6	94%
	Clay	1	70	—	11	2	13	38	0.4	0.4	100%

Central and South America and the Caribbean
Colombia	Limestone	10	3,025	86	68	321	389	94	4.1	4.1	100%
	Clay	2	183	—	2	—	2	9	0.2	0.2	100%
Rest of Central and South America and the Caribbean	Limestone	21	988	186	228	542	771	117	6.1	6.6	100%
	Clay	8	540	60	46	47	93	137	0.7	0.7	100%
	Others	2	27	1,543	16	50	66	444	0.1	0.1	100%

The Mediterranean
Spain	Limestone	12	462	117	259	45	304	42	4.1	7.2	100%
	Clay	6	64	72	8	7	15	22	0.5	0.7	100%
	Others	2	102	9	1	13	14	81	—	0.2	0%
Egypt	Limestone	2	—	157	288	—	288	51	5.7	5.7	100%
	Clay	4	—	592	115	—	115	74	1.5	1.6	100%
	Others	5	—	297	27	—	27	177	0.1	0.2	100%
Croatia	Limestone	2	192	23	23	—	23	10	1.5	2.2	100%

Asia
Philippines	Limestone	4	120	47	57	64	121	29	4.3	4.2	0%
	Clay	3	36	—	—	3	3	33	0.1	0.1	0%
	Others	5	68	15	10	22	32	41	0.6	0.8	0%
Rest of Asia	Limestone	1	—	—	5	9	14	10	0.7	1.4	15%

CEMEX Consolidated	Limestone	92	33,303	797	3,319	1,850	5,169	70	69.2	74.04
	Clay	44	9,567	731	363	237	600	77	8.6	7.79
	Others	15	297	1,864	55	86	140	110	0.9	1.27

	Totals	151	43,167	3,391	3,736	2,172	5,908	71	78.6	83.1

(1)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.
(2)	Our cement raw materials operations in the U.S. include one limestone quarry that also produces hard rock aggregates.

As of December 31, 2012, we operated 476 aggregates quarries across our global operations dedicated to serving our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 36 years, assuming 2008-2012 average production (last five years average aggregates production).

The table set forth below, present our total permitted proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2012 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico	Hardrock	6	881	25	184	244	429	113	4.1	3.8	54%
	Sand & Gravel	2	—	57	2	7	9	16	0.6	0.6	54%
	Others	8	128	175	14	75	89	—	—	—	0%

United States	Hardrock	16	13,732	4,635	341	239	580	34	22.6	16.9	28%
	Sand & Gravel	85	7,961	9,727	561	149	709	36	18.4	19.9	40%
	Others	14	1,682	1,072	47	140	187	64	2.0	2.9	23%

Northern Europe
United Kingdom	Hardrock	9	330	756	403	—	403	77	5.2	5.2	50%
	Sand & Gravel	92	3,915	2,441	167	124	291	52	5.6	5.6	47%
	Others	17	350	304	120	18	138	47	3.0	3.0	50%
Germany	Hardrock	3	89	39	14	21	35	26	1.6	1.4	0%
	Sand & Gravel	36	1,900	916	82	129	210	18	11.2	11.6	0%
	Others	6	30	645	86	32	118	25	4.9	4.7	0%
France	Hardrock	9	78	373	118	7	125	33	3.2	3.8	0%
	Sand & Gravel	32	954	1,429	159	44	203	25	8.3	8.1	0%
Rest of Northern Europe	Hardrock	16	5	643	53	3	56	32	1.8	1.7	2%
	Sand & Gravel	44	1,218	821	104	52	156	13	10.2	11.9	24%
	Others	20	501	125	23	62	86	27	2.7	3.1	12%

Central and South America and the Caribbean
Colombia	Sand & Gravel	6	557	—	15	3	17	9	1.7	1.9	100%
Rest of Central and South America and the Caribbean	Hardrock	1	150	—	15	3	18	45	0.3	0.4	0%
	Others	10	1,823	871	20	187	207	72	1.2	2.9	45%

The Mediterranean
Spain	Hardrock	22	542	197	261	30	292	54	2.2	5.4	52%
	Sand & Gravel	8	504	162	58	5	63	25	0.8	2.5	39%
	Others	1	—	48	2	2	4	25	—	0.2	0%
Egypt	Others	2	—	2	—	1	1	3	0.4	0.5	63%
Rest of the Mediterranean	Hardrock	6	27	282	79	38	117	12	10.6	9.6	53%
	Sand & Gravel	1	—	28	1	—	1	7	0.2	0.2	34%

Asia
Rest of Asia	Hardrock	4	—	17	12	6	18	—	0.6	—	0%

CEMEX Consolidated	Hardrock	92	15,833	6,967	1,480	591	2,071	43	52.3	48.2
	Sand & Gravel	306	17,009	15,582	1,150	511	1,660	27	57.2	62.3
	Others	78	4,514	3,241	314	517	832	48	14.1	17.2

	Totals	476	37,356	25,790	2,944	1,619	4,563	36	123.6	127.7

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

Our Corporate Structure

We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2012. The chart also shows, for each company, our approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include all our intermediary holding companies and our operating company subsidiaries.

(1)	Includes approximate 99.87% interest pledged as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral.
(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and Centro Distribuidor indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interest.
(6)	Includes approximate 99.63% interest pledged as part of the Collateral.

(7)	Includes CEMEX España’s 69.39% interest and CEMEX France’s 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operational company and also the holding company for operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies: CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Latam’s 2% indirect interest.
(13)	On July 24, 2012, changed its name from Readymix plc to Readymix Limited.
(14)	On December 4, 2009 Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d.
(15)	Represents our 33.95% in ordinary shares and our 11.64% in preferred shares.
(16)	Represents CEMEX Asia Holdings’ economic interest in 2 companies in China: CEMEX Tianjin and CEMEX Qingdao, with a 99% interest in CEMEX Tianjin and a 100% interest in CEMEX Qingdao.
(17)	Excludes CEMEX Latam shares held in CEMEX Latam’s treasury.
(18)	Represents CEMEX Latam’s economic interest in six Guatemala companies: Global Cement, S.A., Global Concrete, S.A., Gestion Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., Cementos de Centroamérica, S.A., and Line, S.A.

Mexico

Overview. Our operations in Mexico represented approximately 21% of our net sales in Peso terms before eliminations resulting from consolidation. As of December 31, 2012, our business in Mexico represented approximately 30% of our total installed cement capacity and approximately 17% of our total assets.

As of December 31, 2012, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México is a direct subsidiary of CEMEX, S.A.B. de C.V. and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

In September 2006, we announced a plan to construct a new kiln at our Tepeaca cement plant in Puebla, Mexico. The current production capacity of the Tepeaca cement plant is approximately 3.3 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Tepeaca cement plant to approximately 7.4 million tons of cement per year, is expected to be completed in 2015. We anticipate spending a total of approximately U.S.$570 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$459 million incurred through the end of 2012. We did not make any capital expenditures for the construction of the new kiln in 2012. We expect to spend approximately U.S.$111 million through completion.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2012, approximately 800 independent concessionaries with more than 2,100 stores were integrated into the Construrama program, with nationwide coverage.

Industry. The Instituto Nacional de Estadística y Geografía (INEGI) indicates that total construction investment increased by approximately 4.1% (in real terms) in 2012, compared to 2011. This positive performance was supported by the expansion of both residential (3.5%) and non-residential sectors (4.4%). In addition, public construction investment increased by approximately 6.5% and construction GDP increased approximately 3.3% (in real terms). INEGI has not yet published construction information for the first quarter of 2013.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2012 accounted for approximately 56% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 30% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

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

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, over the last 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos de Chihuahua, S.A.B. de C.V., or Cementos Chihuahua, a Mexican operator, whose holding company is 49% owned by us; and Lafarge Cementos, a subsidiary of Lafarge. In 2013, a new cement producer, Elementia (Cementos Fortaleza), is expected to enter the market. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

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

Our Operating Network in Mexico

During 2012, we operated 13 out of our total of 15 cement plants (two were temporarily shut down given market conditions) and 85 cement distribution centers (including seven marine terminals) located throughout Mexico. We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low transportation costs to export to the United States, the Caribbean, and Central and South America.

Products and Distribution Channels

Cement. Our cement operations represented approximately 53% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2012. Our domestic cement sales volume represented approximately 94% of our total cement sales volume in Mexico for 2012. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The five most important distributors in the aggregate accounted for approximately 11% of our total cement sales in Mexico by volume in 2012.

Ready-Mix Concrete. Our ready-mix operations represented approximately 24% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2012. Our ready-mix operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 5% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2012.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 6% of our total cement sales volume in Mexico for 2012. In 2012, approximately 17% of our cement and clinker exports from Mexico were to the United States, 32% to Central America and the Caribbean and 52% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with Petróleos Mexicanos, or PEMEX, pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of petcoke per year, including TEG coke consumption, through 2023. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 18% of the total fuel consumption for our operations in Mexico in 2012.

In 1999, we reached an agreement with the Termoeléctrica del Golfo, or TEG, consortium for the financing, construction and operation of a 230 megawatt energy plant in Tamuin, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA, S.A., or ACCIONA, formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named “EURUS.” ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2012, we had 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 29.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2012, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 89 and 82 years, respectively, assuming 2008-2012 average annual cement production levels. As of December 31, 2012, all our production plants in Mexico utilized the dry process.

As of December 31, 2012, we had a network of 78 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 323 (200 in operation) ready-mix concrete plants throughout 85 cities in Mexico, more than 2,500 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico. In addition, in 2012, we closed approximately 7% of our production capacity in our ready-mix plants throughout Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$87 million in 2010, U.S.$89 million in 2011 and U.S.$98 million in 2012 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$90 million in our operations in Mexico during 2013.

United States

Overview. Our operations in the United States represented approximately 19% of our net sales in Peso terms before eliminations resulting from consolidation. As of December 31, 2012, our business in the United States represented approximately 18% of our total installed cement capacity and approximately 43% of our total assets. As of December 31, 2012, we held 100% of CEMEX, Inc., the main holding company of our operating subsidiaries in the United States.

As of December 31, 2012, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2012, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 47 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2012, we had 421 ready-mix concrete plants located in the Alabama, Arizona, California, Florida, Georgia, New Mexico, Nevada, North Carolina, Oregon, South Carolina, Tennessee, Texas and Washington and aggregates facilities in Alabama, Arizona, California, Florida, Georgia, New Mexico, Nevada, North Carolina, Oregon, South Carolina, Texas and Washington.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States.

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2012 audited consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Investments, Acquisitions and Divestitures—Investments and Acquisitions” for additional information regarding the Ready Mix USA put option right.

On September 18, 2007, we announced our intention to begin the permitting process for the construction of a 1.7 million ton cement manufacturing facility near Seligman, Arizona. The state-of-the-art facility would manufacture cement to serve the future growth of Arizona, including the Phoenix metropolitan area. As a result of current market conditions and consistent with the reduction of our expansion capital expenditure program, we have delayed the completion of this project. As of December 31, 2009, we had spent a total of approximately U.S.$14 million on this project, and we did not incur capital expenditures from 2010 through 2012. We do not plan to incur capital expenditures in the construction of the Seligman Crossing Plant during 2013. Since 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations, closed under-utilized facilities and reduced headcount, to pursue improvement in the profitability of our operations in the region.

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

Industry. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors: the residential sector, the industrial and commercial sector, and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, demand from the public sector is more stable and has helped to soften the decline in demand during periodic economic recessions.

The construction industry is now recovering from the recession experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this recession due to the collapse of the housing sector. The massive job losses during the recession pushed home foreclosures to record levels, which resulted in excess inventories and a decline of over 30% in home prices. As a result, new construction plummeted, with housing starts declining 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2006 to 2010. In addition, the massive losses in the financial sector led to government bailouts and financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. These actions, together with unprecedented fiscal stimulus and expansionary monetary policies, helped pull the economy out of the recession in the second half of 2009. The economic recovery has proceeded at a relatively moderate pace, with real GDP growth of 2.4% in 2010, 1.8% in 2011 and 2.2% in 2012. With the economy growing again, the construction sector stabilized in 2010 and 2011 and joined the economy-wide recovery in 2012 with increased spending. Total nominal construction spending increased by 9.2% in 2012, with the residential sector up 16.8%, the industrial and commercial sector up 13.9% and the public sector up 3.5%. The residential sector is gaining some momentum due to affordability being at a record high and substantial pent-up demand coming back to the market. Housing inventories have returned to near record lows and home prices are increasing again in most markets. Housing starts increased 28% in 2012, from 609,000 in 2011 to 780,000 units in 2012, and reached a seasonally adjusted annual pace of 898,000 units in the fourth quarter of 2012. Cement demand has increased for the second consecutive year with actual 2012 reported cement demand up 8.9% over 2011. This follows a 2.7% increase in cement demand in 2011.

Competition. The cement industry in the United States is highly competitive. We compete with national and regional cement producers in the United States. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 6,000 ready-mix concrete plants that produce ready-mix concrete in the United States and about 55,000 ready-mix concrete mixer trucks that deliver the concrete to the point of placement. The NRMCA estimates that the value of ready-mix concrete produced by the industry is approximately U.S.$26 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. Geological Survey (USGS) estimates over 2 billion metric tons of aggregates were produced in 2012, an increase of about 7% over 2011. The U.S. aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represent approximately 50% of all production. According to the USGS, during 2012, an estimated 4,000 companies operated approximately 6,500 sand and gravel sites and 1,550 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2012.

Products and Distribution Channels

Cement. Our cement operations represented approximately 28% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2012. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 33% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2012. Our ready-mix concrete operations in the United States purchase most of their cement requirements from our cement operations in the United States and roughly two-thirds of their aggregates requirements from our aggregates operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 16% of net sales for our operations in the United States before eliminations resulting from consolidation in 2012. We estimate that, as of December 31, 2012, the hard rock and sand/gravel permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 34 and 36 years, respectively, assuming 2008-2012 average annual cement production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 32% of our total production costs of our cement operations in the United States in 2012. We are currently implementing a program to gradually replace coal with more economic fuels, such as petcoke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2012, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2012 represented approximately 16% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2012, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.1 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2012, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 85 years, assuming 2008-2012 average annual cement production levels. As of that date, we operated a distribution network of 47 cement terminals. All of our 13 cement production facilities in 2012 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2012, we had 421 wholly-owned ready-mix concrete plants and operated 74 aggregates quarries. As of December 31, 2012, we distributed fly ash through 14 terminals and seven third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 134 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 69% of our ready-mix plants, 58% of our block manufacturing plants and 76% of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport facility in 2011 for U.S.$30 million and a portion in 2012 for U.S.4.2 million.

Capital Expenditures. We made capital expenditures of approximately U.S.$75 million in 2010, U.S.$66 million in 2011 and U.S.$149 million in 2012 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$131 million in our operations in the United States during 2013.

Northern Europe

For the year ended December 31, 2012, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 26% of our net sales before eliminations resulting from consolidation. As of December 31, 2012, our business in Northern Europe represented approximately 13% of our total installed capacity and approximately 15% of our total assets.

Our Operations in the United Kingdom

Overview. Our operations in the United Kingdom represented approximately 7% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 6% of our total assets, for the year ended December 31, 2012.

As of December 31, 2012, we held 100% of CEMEX Investments Limited, the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom’s Office for National Statistics, in 2012, the GDP of the United Kingdom was estimated to have contracted by 0.1% compared to 0.8% growth in 2011. Total construction output is estimated to have fallen by 8.8% in 2012, as compared to a 2.5% increase in 2011 over the preceding year. Both private and public sector housing are estimated to have fallen, with the decline in private housing less steep than in public housing. Infrastructure and other public works showed the steepest decline across all sectors, with industrial and commercial sector also showing significant decline. According to the Mineral Products Association, domestic cement demand reduced by approximately 7% in 2012 compared to 2011.

Competition. Our primary competitors in the United Kingdom are Lafarge, Heidelberg, Tarmac, and Aggregate Industries (a subsidiary of Holcim), each with varying regional and product strengths. In 2011, Lafarge and Tarmac announced an agreement to combine their cement, ready-mix concrete, aggregates, asphalt and contracting businesses in the United Kingdom in a 50:50 joint venture, Lafarge Tarmac JV. The transaction was subject to regulatory approvals and led to the required divestiture of a number of significant assets held by the parties. At the end of 2012, Mittal Investments was announced as the successful bidder for the divested assets, which included a cement plant, a network of 172 ready-mix plants, five aggregates quarries and two asphalt plants. The Lafarge Tarmac JV was completed in January 2013. The creation of Hope Construction Materials, following the acquisition by Mittal Investments of the combined asset portfolio of divested sites by Tarmac and Lafarge, introduced a new integrated competitor in the UK market.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. Our cement operations represented approximately 16% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation for the year ended December 31, 2012. About 82% of our United Kingdom cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2012, our operations in the United Kingdom imported approximately 129,000 metric tons of clinker, of which 100,000 metric tons were from our cement operations in Spain and 29,000 metric tons were from CRH plc in Ireland.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 26% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2012. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 16% of our 2012 United Kingdom sales volume. Our ready-mix concrete operations in the United Kingdom in 2012 purchased approximately 72% of their cement requirements from our cement operations in the United Kingdom and approximately 77% of their aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 24% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2012. In 2012, our United Kingdom aggregates sales were divided as follows: 52% were sand and gravel, 39% limestone and 9% hard stone. In 2012, 15% of our aggregates volumes were obtained from marine sources along the United Kingdom coast. In 2012, approximately 45% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2012, fixed production costs were reduced by 1%. Variable costs increased by 7%, primarily as a result of imported clinker and rising electricity costs. We continued to implement our cost reduction programs and increased the use of alternative fuels by 4% in 2012.

Ready-Mix Concrete. In 2012, we reduced fixed production costs by 4%, as compared to fixed production costs in 2011. Seven ready-mix plants were closed as part of our capacity management measures.

Aggregates. In 2012, we reduced fixed production costs by 4%, as compared to fixed production costs 2011. Five aggregates sites were closed in 2012.

Description of Properties, Plants and Equipment. As of December 31, 2012, we operated two cement plants and one clinker grinding facility in the United Kingdom (excluding Barrington, which was idled in November 2008 and is now permanently closed and dismantled). Assets in operation at year-end 2012 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2012, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 82 and 61 years, respectively, assuming 2008-2012 average annual cement production levels. As of December 31, 2012, we also owned five cement import terminals and operated 219 ready-mix concrete plants and 59 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

In order to ensure increased availability of blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, we built a grinding and blending facility at the Port of Tilbury, located on the Thames River east of London, in 2009. The facility, which started operations during May 2009, has an annual grinding capacity of approximately 1.2 million tons. In total, we spent approximately U.S.$93 million in the construction of this grinding and blending facility.

Capital Expenditures. We made capital expenditures of approximately U.S.$53 million in 2010, U.S.$47 million in 2011 and U.S.$43 million in 2012 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$32 million in our operations in the United Kingdom during 2013.

Our Operations in Germany

Overview. As of December 31, 2012, we held 100% of CEMEX Deutschland AG, our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete, aggregates and concrete products operations (consisting mainly of prefabricated concrete ceilings and walls).

Industry. According to Euroconstruct, total construction output in Germany was stagnant in 2012, decreasing 0.2% compared to 2011. Construction in the residential sector increased by 3.0% during 2012. According to the German Cement Association, in 2012, the national cement consumption in Germany decreased by 5% to 26.6 million tons, while the ready-mix concrete market decreased by 5% and the aggregates market decreased by 6%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 82%, as estimated by us for 2012. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete markets and aggregates market is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2012, we operated two cement plants in Germany. As of December 31, 2012, our installed cement capacity in Germany was 4.9 million tons per year. We estimate that, as of December 31, 2012, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life of approximately 40 years, assuming 2008-2012 average annual cement production levels. As of that date, our operations in Germany included three cement grinding mills, 172 ready-mix concrete plants, 42 aggregates quarries, two land distribution centers for cement, five land distribution centers for aggregates and two maritime terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$47 million in 2010, U.S.$26 million in 2011 and U.S.$35 million in 2012 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$31 million in our operations in Germany during 2013.

Our Operations in France

Overview. As of December 31, 2012, we held 100% of CEMEX France Gestion (S.A.S.), our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative.

Industry. According to the Ministry of Ecology, Sustainable Development and Energy, housing starts in the residential sector decreased by 19.6% in 2012 compared to 2011. According to market consensus data, buildings starts in 2012 compared to 2011 decreased by approximately 10% and demand from the public works sector decreased by approximately 2.1% over the same period.

According to the French cement producers association, total cement consumption in France in 2012 reached approximately 20 million tons, a 6.7% decrease compared to 2011. The decrease was primarily driven by a decrease in demand in the construction, residential and non-residential sectors, and a lower proportion from the public works sector.

Competition. Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, whereas we rely on sourcing cement from third parties.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2012, we operated 245 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, 15 land distribution centers, 43 aggregates quarries and 11 river ports.

Capital Expenditures. We made capital expenditures of approximately U.S.$23 million in 2010, U.S.$22 million in 2011 and U.S.$21 million in 2012 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$19 million in our operations in France during 2013.

Rest of Northern Europe

Our operations in the Rest of Northern Europe, which as of December 31, 2012 consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 33% non-controlling interest in a Lithuanian company. These operations represented approximately 6% of our 2012 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 3% of our total assets in 2012.

Our Operations in the Republic of Ireland

Overview. As of December 31, 2012, we held 100% of Readymix plc, our main subsidiary in the Republic of Ireland. On May 17, 2012, we acquired the 38.8% interest in Readymix plc that had not been owned by us for approximately €11 million. Our operations in the Republic of Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete blocks. As of December 31, 2012, we operated 21 ready-mix concrete plants, 17 aggregates quarries and 14 block plants located in the Republic of Ireland and Northern Ireland. During December 2012, the company sold its operations on the Isle of Man and signed an agreement to sell its operations in Northern Ireland. We expect that the sale of the business unit in Northern Ireland will be concluded during 2013, subject to approval of the relevant authorities.

Industry. According to Euroconstruct, total construction output in the Republic of Ireland is estimated to have decreased by 15% in 2012, reflecting the continued contraction in the housing sector. We estimate that total cement consumption in the Republic of Ireland and Northern Ireland reached 1.6 million tons in 2012, a decrease of 15% compared to total cement consumption in 2011.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in the Republic of Ireland are CRH plc and the Kilsaran Group.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2010, U.S.$1 million in 2011 and U.S.$1 million in 2012 in our operations in the Republic of Ireland. We currently expect to make capital expenditures of approximately U.S.$0.5 million in our operations in the Republic of Ireland during 2013.

Our Operations in Poland

Overview. As of December 31, 2012, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2012, we operated two cement plants and one grinding mill in Poland, with a total installed cement capacity of three million tons per year. As of December 31, 2012, we also operated 40 ready-mix concrete plants, seven aggregates quarries, six land distribution centers and two maritime terminals in Poland.

Industry. In addition, according to our estimates, total cement consumption in Poland reached approximately 16.1 million tons in 2012, a decrease of 17.5% compared to 2011.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2010, U.S.$21 million in 2011 and U.S.$31 million in 2012 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$24 million in our operations in Poland during 2013.

Our Operations in the Czech Republic

Overview. As of December 31, 2012, we held 100% of CEMEX Czech Republic, s.r.o., our main subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2012, we operated 56 ready-mix concrete plants, seven gravel pits and six aggregates quarries in the Czech Republic. As of that date, we also operated one cement grinding mill and one cement terminal in the Czech Republic.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 2.7% in 2012. The decrease was primarily driven by a continued slowdown in civil engineering works, low demand for housing and the negative impact of government saving measures on non-residential buildings. According to the Czech Cement Association, total cement consumption in the Czech Republic reached 3.7 million tons in 2012, a decrease of 0.2% compared to 2011.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2010, U.S.$4 million in 2011 and U.S.$3 million in 2012 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in the Czech Republic during 2013.

Our Operations in Latvia

Overview. As of December 31, 2012, we held 100% of CEMEX SIA, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix concrete producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in Estonia, Lithuania, Finland, northwest Russia and Belarus. As of December 31, 2012, we operated one cement plant in Latvia with an installed cement capacity of 1.2 million tons per year. As of that date, we also operated six ready-mix concrete plants in Latvia and one aggregates quarry.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. Our total capital expenditure in the capacity expansion of this plant was approximately U.S.$411 million through 2012.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$24 million in 2010, U.S.$8 million in 2011 and U.S.$9 million in 2012 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Latvia during 2013.

Our Equity Investment in Lithuania

Overview. As of December 31, 2012, we owned an approximate 33% interest in Akmenes Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.3 million tons.

Our Operations in Austria

Overview. As of December 31, 2012, we held 100% of CEMEX Austria AG, our main subsidiary in Austria. We are a leading participant in the ready-mix concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2012, we owned 31 operating ready-mix concrete plants and operated eight additional plants through joint ventures and special purpose entities. We also owned 23 aggregates quarries, including four quarries which are currently operated by third parties, and had non-controlling interests in four quarries.

Industry. According to Euroconstruct, total construction output in Austria increased by 1.1% in 2012. This increase was primarily driven by higher spending on residential construction projects. Total cement consumption in Austria decreased by 4.4% in 2012 compared to 2011. The decrease was primarily driven by lower investments in infrastructure and office buildings.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2010, U.S.$3 million in 2011 and U.S.$4 million in 2012 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Austria during 2013.

Our Operations in Hungary

Overview. As of December 31, 2012, we held 100% of CEMEX Hungária Kft., our main operating subsidiary in Hungary. As of December 31, 2012, we owned 32 ready-mix concrete plants and four aggregates quarries, and we had non-controlling interests in six other ready-mix concrete plants and one other aggregates quarry.

Industry. According to the Hungarian Central Statistical Office, total construction output in Hungary decreased by 8% in 2012 compared to 2011. The decrease was primarily driven by a lack of infrastructure projects in the country due to the slowdown of the economy.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Heidelberg, Holcim, Frissbeton (Strabag) and Lasselsberger.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$1 million in 2012 in our operations in Hungary. We currently expect to make capital expenditures of approximately U.S.$2 million in our operations in Hungary during 2013.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2012, we operated ten marine cement terminals in Finland, Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.5 million in 2010, U.S.$0.2 million in 2011 and U.S.$0.2 million in 2012 in our operations in Other Northern European countries. We currently do not expect to make any significant capital expenditures in our operations in Other Northern European countries during 2013.

The Mediterranean

For the year ended December 31, 2012, our business in the Mediterranean, which includes our operations in the Spain, Egypt and our Rest of the Mediterranean segment, as described below, represented approximately 9% of our net sales before eliminations resulting from consolidation. As of December 31, 2012, our business in the Mediterranean represented approximately 20% of our total installed capacity and approximately 8% of our total assets.

Our Operations in Spain

Overview. Our operations in Spain represented approximately 2% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 5% of our total assets, for the year ended December 31, 2012.

As of December 31, 2012, we held 99.88% of CEMEX España, our main subsidiary in Spain. CEMEX España is also a holding company for most of our international operations.

Prior to October 1, 2012, our cement activities in Spain were conducted by CEMEX España, our ready-mix concrete activities in Spain were conducted by Hormicemex, S.A., a subsidiary of CEMEX España, and our aggregates activities in Spain were conducted by Aricemex, S.A., also a subsidiary of CEMEX España. Starting October 1, 2012, our cement operations in Spain were conducted by a new subsidiary, CEMEX España Operaciones, S.L.U. As of December 31, 2012, Aricemex, S.A and Hormicemex, S.A. were merged with CEMEX España Operaciones, S.L.U. As a result, all our cement, ready-mix concrete and aggregates activities are conducted by CEMEX España Operaciones, S.L.U. Most of our international operations and corporate services in Spain are still held by CEMEX España.

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain, approximately €33 million of which had been spent through the end of 2012. The first phase, which includes the cement mill with production capacity of nearly one million tons of cement per year, was completed in the fourth quarter of 2007. Execution of the second phase, which includes the new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, has been delayed due to market conditions.

In February 2007, we announced that Cementos Andorra, a joint venture between us and Spanish investors (the Burgos family), intends to build a new cement production facility in Teruel, Spain. We hold a 99.99% interest in Cementos Andorra, and the Burgos family holds a 0.01% interest. The new cement plant was expected to have an annual capacity in excess of 650,000 tons. Our investment in the construction of the plant was expected to be approximately €138 million, including approximately €121 million through December 31, 2012. Due to the current market conditions in Spain, we are in the process of analyzing whether to relocate the installation to other markets where we have operations.

Industry. According to our latest estimates, in 2012, investment in the construction sector in Spain fell by approximately 12% compared to 2011, primarily as a result of the drop in investment in the non-residential construction sector (both public and private), which decreased approximately 15% during this period. Investment in the residential construction sector fell approximately 7% in 2012. According to the latest estimates from the Asociación de Fabricantes de Cemento de España (OFICEMEN), the Spanish cement trade organization, cement consumption in Spain decreased 34.0% in 2012 compared to 2011.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 10.5% in 2007, 40% in 2008, 62% in 2009, 17% in 2010, 30% in 2011 and 15% in 2012. Clinker imports have been significant, with an increase of 26.8% in 2007, but experienced a sharp decline of 46% in 2008, 60% in 2009, 36% in 2010, 45% in 2011 and 78% in 2012. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In past years, Spain has traditionally been one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2012, cement exports decreased to approximately 5.9 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes decreased 22% in 2006 and 3% in 2007, increased 102% in 2008, 22% in 2009 and 33% in 2010, and decreased 1% in 2011 and 50% in 2012.

Competition. According to our estimates, as of December 31, 2012, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Our Operating Network in Spain

Products and Distribution Channels

Cement. Our cement operations represented approximately 70% of net sales for our operations in Spain before eliminations resulting from consolidation in 2012. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2012, approximately 18% of CEMEX España’s domestic sales volume consisted of bagged cement, and the remainder of CEMEX España’s domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX España’s own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 18% of net sales for our operations in Spain before eliminations resulting from consolidation in 2012. Our ready-mix concrete operations in Spain in 2012 purchased almost 95% of their cement requirements from our cement operations in Spain, and approximately 58% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. Our aggregates operations represented approximately 6% of net sales for our operations in Spain before eliminations resulting from consolidation in 2012.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 43% of net sales for our operations in Spain before eliminations resulting from consolidation, decreased approximately 21% in 2012 compared to 2011, primarily as a result of a decrease in export volumes to other countries, in particular, those located in Africa and Europe. Export prices are generally lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2012, 6% consisted of white cement, 32% of gray cement and 62% of clinker. In 2012, 3% of our exports from Spain were to Central America, 26% to Europe and the Middle East and 71% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2012, we burned organic waste, tires and plastics as fuel, achieving a 45% substitution rate for petcoke in our gray and white clinker kilns for the year. During 2013, we expect to increase the quantity of these alternative fuels and to reach a substitution level of around 60%.

Description of Properties, Plants and Equipment. As of December 31, 2012, our operations in Spain included eight cement plants located in Spain, with an annual installed cement capacity of 11 million tons, including 1 million tons of white cement. As of that date, we also owned two cement mills and operated one mill under a lease contract, 21 distribution centers, including seven land and 14 marine terminals, 98 ready-mix concrete plants, 30 aggregates quarries and 12 mortar plants. As of December 31, 2012, we owned eight limestone quarries located in close proximity to our cement plants and five clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2012, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 42 and 22 years, respectively, assuming 2008-2012 average annual cement production levels.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in several cement plants in Spain. During 2012, three out of our eight cement plants have shut down their kilns (Castillejo, Alcanar and San Feliu), operating only as grinding mills. Additionally, approximately 58% of our ready-mix concrete plants in Spain also have been temporarily closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$46 million in 2010, U.S.$39 million in 2011 and U.S.$26 million in 2012 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$12 million in our operations in Spain during 2013.

Our Operations in Egypt

Overview. As of December 31, 2012, we had a 95.8% interest in Assiut Cement Company, or ACC, our main subsidiary in Egypt. As of December 31, 2012, we operated one cement plant in Egypt, with an annual installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2012, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 51 and 74 years, respectively, assuming 2008-2012 average annual cement production levels. In addition, as of December 31, 2012, we operated nine ready-mix concrete plants, of which three are owned and six are under management contracts, eight land distribution centers and one maritime terminal in Egypt. For the year ended December 31, 2012, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

See “—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for a description of the legal proceeding relating to the share purchase agreement, signed in November 1999 between CEMEX, S.A.B. de C.V. and state-owned Metallurgical Industries Holding Company, pursuant to which CEMEX, S.A.B. de C.V. acquired a controlling interest in ACC.

Industry. According to our estimates, the Egyptian market consumed approximately 51.3 million tons of cement during 2012, based on government data (local and imported cement). Cement consumption increased by approximately 5.0% in 2012 compared to 2011, which was mainly attributed to political events taking place in 2011 that slowed cement consumption. As of December 31, 2012, the cement industry in Egypt had a total of 21 cement producers, with an aggregate annual installed cement capacity of approximately 68.7 million tons.

Competition. According to the ministry of Investment official figures, during 2012, Holcim and Lafarge (Cement Company of Egypt), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 39% of the total installed capacity in Egypt. Other significant competitors in Egypt are Arabian Cement, Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement

(Cementir), South Valley, Nile Valley, El Sewedy, Army Cement, Aswan Medcom, Misr Beni Suef and Misr Quena Cement Companies, in addition to two new cement producers that entered the market in 2012, Al Nahda Cement and Egyptian Kuwait Holding Co.

Cement and Ready-Mix Concrete. For the year ended December 31, 2012, cement represented approximately 84% and ready-mix concrete represented approximately 7% of net sales for our operations in Egypt before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$25 million in 2010, U.S.$13 million in 2011 and U.S.$21 million in 2012 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$21 million in our operations in Egypt during 2013.

Rest of the Mediterranean

Our operations in the Rest of the Mediterranean, which as of December 31, 2012, consisted primarily of our operations in Croatia, the UAE and Israel. These operations represented approximately 4% of our 2012 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 1% of our total assets in 2012.

Our Operations in South-East Europe

Overview. As of December 31, 2012 , we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2012, according to our estimates. We have three cement plants in Croatia with an annual installed capacity of 2.4 million tons. As of December 31, 2012, our cement plants in Croatia were not in operation due to inventory control, with the largest plant having operated until mid-December 2012. As of December 31, 2012, we operated 10 land distribution centers, four maritime cement terminals in Croatia, Bosnia & Herzegovina and Montenegro, seven ready-mix concrete facilities and one aggregates quarry in Croatia.

Industry. According to our estimates, total cement consumption in Croatia, Bosnia & Herzegovina and Montenegro reached almost 3.0 million tons in 2012, a decrease of 13% compared to 2011.

Competition. Our primary competitors in the cement market in Croatia are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2010, U.S.$10 million in 2011 and U.S.$6 million in 2012 in our operations in South-East Europe. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in South-East Europe during 2013.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2012, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2012, we owned nine ready-mix concrete plants and a cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$0.5 million in 2012 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$0.2 million in our operations in the UAE during 2013.

Our Operations in Israel

Overview. As of December 31, 2012, we held 100% of CEMEX Holdings (Israel) Ltd., our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2012, we operated 55 ready-mix concrete plants, six aggregates quarries, one concrete products plant, one admixtures plant, one lime factory and one blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2010, U.S.$10 million in 2011 and U.S.$17 million in 2012 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$19 million in our operations in Israel during 2013.

South America and the Caribbean

For the year ended December 31, 2012, our business in South America and the Caribbean, which includes our operations in the Colombia and our Rest of South America and the Caribbean segment, as described below, represented approximately 14% of our net sales before eliminations resulting from consolidation. As of December 31, 2012, our business in South America and the Caribbean represented approximately 13% of our total installed capacity and approximately 7% of our total assets.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Investments, Acquisitions and Divestitures—Divestitures” for additional information regarding the CEMEX Latam Offering.

Our Operations in Colombia

Overview. As of December 31, 2012, CEMEX Latam owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2012, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity (4.0 million metric tons per year) as of December 31, 2012, according to the National Administrative Statistics Department, or DANE, in Colombia. For the year ended December 31, 2012, our operations in Colombia represented approximately 6% of our net sales before eliminations resulting from consolidation and approximately 3% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2012, these three metropolitan areas accounted for approximately 37% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.8 million tons as of December 31, 2012. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogotá area.

Industry. According our estimates, the installed capacity for cement in Colombia was 17.3 million tons in 2012. According to DANE, total cement consumption in Colombia reached 10.5 million tons during 2012, an increase of 3.4% from 2011, while cement exports from Colombia reached 0.4 million tons. We estimate that close to 40% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for approximately 31% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. “Grupo Empresarial Antioqueño,” or Argos, has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compañía Colclinker in Cartagena and Tolcemento in Tolú. The other principal cement producer is Holcim Colombia.

The ready-mix concrete industry in Colombia is fairly consolidated with the top three producers accounting for approximately 85% of the market as of December 31, 2012. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2012. The largest and third-largest producers were Argos and Holcim, respectively.

The aggregates market in Colombia is characterized as very fragmented and is dominated by the informal market. CEMEX Colombia was the largest aggregates producer as of December 31, 2012. Approximately 88% of the aggregates market in Colombia is comprised of small independent producers as of December 31, 2012.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. Our cement operations represented approximately 58% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2012.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2012.

Aggregates. Our aggregates operations represented approximately 9% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2012.

Description of Properties, Plants and Equipment. As of December 31, 2012, CEMEX Colombia owned two operating cement plants, having a total annual installed capacity of 4.0 million tons. Both plants utilize the dry process. In 2012, we replaced 36% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 24.7 megawatts. We estimate that, as of December 31, 2012, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 94 and 9 years, respectively, assuming 2008-2012 average annual cement production levels. The operating licenses for quarries in Colombia is renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2008-2012 average annual cement production levels. As of December 31, 2012, CEMEX Colombia owned nine land distribution centers, one mortar plant, 38 ready-mix concrete plants and six aggregates operations. As of that date, CEMEX Colombia also owned seven limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$19 million in 2010, U.S.$20 million in 2011 and U.S.$81 million in 2012 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$75 million in our operations in Colombia during 2013.

Rest of South America and the Caribbean

Our operations in the Rest of South America and the Caribbean, which as of December 31, 2012, consisted primarily of our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. These operations represented approximately 8% of our 2012 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 4% of our total assets in 2012.

Our Operations in Costa Rica

Overview. As of December 31, 2012, CEMEX Latam owned a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our main operating subsidiary in Costa Rica and a leading cement producer in the country.

Industry. Approximately 1.3 million tons of cement were sold in Costa Rica during 2012, according to the Cámara de la Construcción de Costa Rica, the construction industry association in Costa Rica. The cement market in Costa Rica is a predominantly retail market, and we estimate that 54% of cement sold is bagged cement.

Competition. The Costa Rican cement industry currently includes two producers, CEMEX Costa Rica and Holcim Costa Rica. A third producer, Cementos David, closed its operations in May 2012.

Description of Properties, Plants and Equipment. As of December 31, 2012, CEMEX Costa Rica operated one cement plant in Costa Rica, with an annual installed capacity of 0.9 million tons, and operated a grinding mill in the capital city of San José. As of December 31, 2012, CEMEX Costa Rica had eight operational ready-mix concrete plants (one is dismantled), one aggregates quarry and one land distribution center.

Exports. During 2012, cement exports by our operations in Costa Rica represented approximately 18% of our total production in Costa Rica. In 2012, 60% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2010, U.S.$7 million in 2011 and U.S.$6 million in 2012 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in Costa Rica during 2013.

Our Operations in the Dominican Republic

Overview. As of December 31, 2012, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. CEMEX Dominicana also has a 12-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements.

Industry. In 2012, cement consumption in the Dominican Republic reached 2.6 million tons according to our estimates.

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

Description of Properties, Plants and Equipment. As of December 31, 2012, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$11 million in 2010, U.S.$9 million in 2011 and U.S.$10 million in 2012 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Dominican Republic during 2013.

Our Operations in Panama

Overview. As of December 31, 2012, CEMEX Latam held a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country.

On February 6, 2007, we announced our expansion project to build a new kiln at our Bayano plant in Panama. The project was completed in the fourth quarter of 2009 and reached stable operations in the first quarter of 2010. Additional capital expenditures were required in 2010 and 2011 due to a change in the scope of the project. The new kiln increased our cement installed capacity to 2.1 million tons per year. As of December 31, 2012, we have spent approximately U.S.$242 million on the new kiln through 2012, and we currently expect to make capital expenditures of approximately U.S.$3 million in 2013 related to the new kiln.

Industry. Approximately 1.6 million cubic meters of ready-mix concrete were sold in Panama during 2012, according to our estimates. Cement consumption in Panama increased 34% in 2012, according to our estimates.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Cemento Panamá, an affiliate of Colombian Cementos Argos, and Cemento Interoceánico.

Description of Properties, Plants and Equipment. As of December 31, 2012, Cemento Bayano operated one cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 14 ready-mix concrete plants, four aggregates quarries and three land distribution centers.

Capital Expenditures. We made capital expenditures of approximately U.S.$32 million in 2010, U.S.$17 million in 2011 and U.S.$9 million in 2012 in our operations in Panama. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in Panama during 2013. Capital expenditures in 2011 and 2012 include those related to the expansion of the Bayano plant described above.

Our Operations in Nicaragua

Overview. As of December 31, 2012, CEMEX Latam owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua.

The Cement Industry in Nicaragua. According to our estimates, approximately 0.8 million tons of cement, approximately 175,000 cubic meters of ready-mix concrete and approximately 4.8 million tons of aggregates were sold in Nicaragua during 2012.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2012, we leased and operated one fixed ready-mix concrete plant with an installed capacity of 0.6 million tons, four mobile plants, one aggregates quarry and one distribution center in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2010, U.S.$4 million in 2011 and U.S.$5 million in 2012 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Nicaragua during 2013.

Our Operations in Puerto Rico

Overview. As of December 31, 2012, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our main subsidiary in Puerto Rico.

The Cement Industry in Puerto Rico. In 2012, cement consumption in Puerto Rico reached 0.9 million tons according to our estimates.

Competition. The cement industry in Puerto Rico in 2012 was comprised of two cement producers: CEMEX Puerto Rico and San Juan Cement Co., an affiliate of Italcementi and Elefante Rojo Inc. (formerly Antilles Cement Co.).

Description of Properties, Plants and Equipment. As of December 31, 2012, CEMEX Puerto Rico operated one cement plant with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 12 ready-mix concrete plants and two land distribution centers. CEMEX Puerto Rico owns an aggregate quarry, which is currently closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$2 million in 2011 and U.S.$4 million in 2012 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in Puerto Rico during 2013.

Our Operations in Guatemala

Overview. As of December 31, 2012, CEMEX Latam owned 100% of Global Cement, S.A., our main subsidiary in Guatemala. As of December 31, 2012, we owned and operated one cement grinding mill in Guatemala with an installed capacity of 500,000 tons per year. In addition, we also owned and operated three land distribution centers and a clinker dome close to a maritime terminal in the southern part of the country, as well as four ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$1 million in 2012 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$2 million in our operations in Guatemala during 2013.

Our Operations in Other South American and Caribbean Countries

Overview. As of December 31, 2012, we held 100% of Readymix Argentina, S.A., which owns five ready-mix concrete plants in Argentina. Due to market conditions, only four of the five ready-mix concrete plants were in operation in 2012.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2012, we operated a network of eight marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, the Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and another in the Cayman Islands.

As of December 31, 2012, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2012, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year. As of December 31, 2012, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$3 million in 2012. We currently expect to make capital expenditures of approximately U.S.$3 million in our Other operations in South America, Central America and the Caribbean during 2013.

In April 2010, CEMEX announced its plans to contribute up to U.S.$100 million for a non-controlling interest in a vehicle originally named Blue Rock Cement Holdings S.A. which is now named TRG Blue Rock HBM Holdings S.à.r.l. (“Blue Rock -TRG”) that would invest in the cement and related industries. Blue Rock-TRG is managed by The Rohatyn Group and BK Cement Ltd. Depending on funds raised from third-party investors and the availability of financing, Blue Rock—TRG may decide to invest in different assets in the cement industry and/or related industries and/or enter into operating contracts providing for CEMEX’s assistance in the development, building and operation of the invested assets, if any. As of December 31, 2012, different projects are being considered but CEMEX does not have any investment in Blue Rock—TRG. Although we do not anticipate being in a control position to affect the decisions of Blue Rock -TRG’s management, given our investment and industry expertise, we are in discussions with Blue Rock -TRG’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets, if any. Depending on the amount raised from third-party investors and the availability of financing, Blue Rock -TRG’s management may also decide to invest in different assets in the cement industry and/or related industries.

Asia

For the year ended December 31, 2012, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2012, our business in Asia represented approximately 6% of our total installed capacity and approximately 3% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2012, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation and APO Cement Corporation. For the year ended December 31, 2012, our operations in the Philippines represented approximately 2% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

The Cement Industry in the Philippines. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 18.4 million tons during 2012. Demand for cement in the Philippines increased by approximately 17.5% in 2012 compared to 2011.

As of December 31, 2012, the Philippine cement industry had a total of 19 cement plants. Annual installed clinker capacity is 21 million metric tons, according to CEMAP.

Competition. As of December 31, 2012, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2012, our operations in the Philippines included two cement plants with an annual installed capacity of 4.5 million tons, one quarry dedicated to supply raw materials to our cement plants, 13 land distribution centers and four marine distribution terminals. We estimate that, as of December 31, 2012, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 29 and 33 years, assuming 2008-2012 average annual cement production levels.

On September 17, 2012, we announced that we intend to invest approximately U.S.$65 million to increase the cement production capacity of our APO plant in the Philippines by 1.5 million tons per year. This expansion is expected to be operational by the first quarter of 2014.

Cement. For the year ended December 31, 2012, our cement operations represented 100% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$14 million in 2010, U.S.$36 million in 2011 and U.S.$19 million in 2012 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$15 million in our operations in the Philippines during 2013.

Rest of Asia

Our operations in the Rest of Asia, which as of December 31, 2012, consisted primarily of our operations in Thailand, Bangladesh, China and Malaysia. These operations represented approximately 1% of our 2012 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 1% of our total assets in 2012.

Our Operations in Thailand

Overview. As of December 31, 2012, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2012, CEMEX (Thailand) owned one cement plant in Thailand, with an annual installed capacity of approximately 0.8 million tons.

The Cement Industry in Thailand. According to our estimates, at December 31, 2012, the cement industry in Thailand had a total of 14 cement plants, with an aggregate annual installed capacity of approximately 55 million tons, from which the capacity to produce 10 million tons has been temporarily shut down. We estimate that there are six major cement producers in Thailand, four of which represent approximately 98% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2010, approximately U.S.$1 million in 2011 and U.S.$1 million in 2012. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Thailand during 2013.

Our Operations in Malaysia

Overview. As of December 31, 2012, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2012, we operated 13 ready-mix concrete plants, two asphalt plants and three aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Heidelberg.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$2 million in 2012 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Malaysia during 2013.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2012, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan. In the fourth quarter of 2012, we sold our stake in the company that owned and operated this cement terminal.

As of December 31, 2012, we also operated four ready-mix concrete plants in China, located in the northern cities of Tianjin and Qingdao.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2010, U.S.$2 million in 2011 and U.S.$2.3 million in 2012 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in other Asian countries during 2013.

Our Trading Operations

In 2012, we traded approximately 8.8 million tons of cementitious materials, including 8.0 million tons of cement and clinker. Approximately 82% of the cement and clinker trading volume in 2012 consisted of exports from our operations in Costa Rica, Croatia, the Dominican Republic, Egypt, Germany, Guatemala, Latvia, Mexico, Nicaragua, the Philippines, Poland, Puerto Rico, Spain and the United States. The remaining approximately 18% was purchased from third parties in countries, such as Belgium, China, Colombia, Croatia, Egypt, Honduras, Jamaica, Slovakia, South Korea, Spain, Taiwan, Thailand, the United States and Vietnam. As of December 31, 2012, we had trading activities in 106 countries. In 2012, we traded approximately 0.8 million metric tons of granulated blast furnace slag, a non-clinker cementitious material.

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

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 9% of our cement and clinker import volume during 2012.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Regulatory Matters and Legal Proceedings

A description of material regulatory matter and legal proceedings affecting us is provided below.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office (the “Protection Office”), assisted by police officers, conducted a search of the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office had started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposes fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska is approximately Polish Zloty 115.56 million (approximately U.S.$35.49 million as of March 31, 2013, based on an exchange rate of Polish Zloty 3.2563 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagrees with the decision, denies that it committed the practices alleged by the Protection Office and filed an appeal before the Polish Court of Competition and Consumer Protection on December 23, 2009. The Polish Court of Competition and Consumer Protection confirmed that CEMEX Polska’s appeal met preliminary formal requirements and that it would conduct the case. On February 7, 2011, CEMEX Polska received a formal response to its appeal from the Protection Office in which the Protection Office made an application to the Polish Court of Competition and Consumer Protection to reject CEMEX Polska’s appeal. The response from the Protection Office argued that CEMEX Polska’s appeal is not justified, and it maintained all of the statements and arguments from the Protection Office’s decision issued on December 9, 2009. On February 21, 2011, CEMEX Polska sent a letter to the Polish Court of Competition and Consumer Protection in which it kept its position and argumentation from the appeal and widely opposed the arguments and statements included in the response of the Protection Office. The decision on the fines will not be enforced until two appeal instances are exhausted. Based on the speed of review of the case by the court of first instance and on general Polish court practices, these two appeal proceedings could last until the end of 2014. As of December 31, 2012, the accounting provision created in relation with this proceeding was approximately Polish Zloty 74.8 million (approximately U.S.$22.97 million as of March 31, 2013, based on an exchange rate of Polish Zloty 3.2563 to U.S.$1.00). The first preliminary court hearing regarding the appeal filed by CEMEX Polska was held on February 27, 2013. During the hearing, the judge presiding over the case confirmed the court’s decision to combine the separate appeals of six Polish cement producers in one joint case, as per the motion presented by CEMEX Polska, and reviewed the witness list proposed by CEMEX Polska, The next joint court hearing for all appeals filed by all six Polish cement producers is scheduled for September 18, 2013.

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe, United Kingdom, and Ratingen, Germany. Further to these inspections, on September 22 and 23, 2009, CEMEX’s premises at Madrid, Spain, were also subject to an inspection by the European Commission.

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

CEMEX, S.A.B. de C.V. and several of its affiliates in Europe have filed an appeal before the General Court of the European Union for the annulment of the European Commission’s decision for information and documentation on the grounds that such request is contrary to several principles of European Union Law. In addition, on June 17, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe requested interim measures to the General Court of the European Union, asking for the suspension of the information and document request until the appeal was resolved. The President of the General Court of the European Union rejected the proposal for a suspension without considering the arguments of the main appeal. On December 21, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed their reply to the European Commission’s defense. The European Commission filed its rejoinder on March 27, 2012. A hearing with respect to the proceedings against CEMEX, S.A.B. de C.V. and several of its affiliates in Europe was held on February 6, 2013, with the hearings for all other companies being investigated expected to be held during April 2013. We currently estimate that the judgement will be issued during September 2013.

On November 29, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of its decision that if, by December 15, 2011, the European Commission did not receive a confirmation that CEMEX, S.A.B. de C.V.’s reply submitted August 2, 2011 was complete, accurate and definitive, or if CEMEX, S.A.B. de C.V. did not submit a new reply with the necessary amendments and clarifications, the European Commission would impose a daily fine of €438,000 (approximately U.S.$561,898.65 as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00). On December 15, 2011, we complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process performed since August 2, 2011.

If the alleged infringements investigated by the European Commission are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies. At this stage of the proceedings, as of March 31, 2013, the European Commission had not yet formulated a Statement of Objections against us and, as a result, the extent of the charges and the alleged infringements are unknown. Moreover, it is not clear which cement related products total turnover would be used as the basis for the determination of the possible penalties. As a consequence, we are not able to assess the likelihood of an adverse result or the amount of the potential fine, but if adversely resolved it may have a material adverse impact on our financial results.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the Investigative Department (Dirección de Investigación) of the Spanish Competition Commission (Comisión Nacional de la Competencia or “CNC”), applying exclusively national antitrust law, carried out another inspection, separate from the investigation conducted by the European Commission, in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”). We fully cooperated and provided the CNC inspectors all the information requested. On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law. The allegations against CEMEX España relate to several of our ready-mix plants located in Navarre, which we operated from January 2006 (as a result of our acquisition of RMC Group PLC) until September 2008, when we ceased operations for these plants.

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

On December 10, 2010, after receiving CEMEX España’s observations, the CNC Investigative Department notified CEMEX España of a proposed decision, summarizing its findings in the investigation. This proposed decision, which suggests the existence of an infringement, was submitted to the CNC Council, together with CEMEX España’s opposition to all charges. On January 12, 2012, the CNC Council notified CEMEX España of its final decision on this matter, imposing a fine of approximately €500,000 (approximately U.S.$641,436.82 as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009.

CEMEX España denied any wrongdoing and on March 1, 2012 filed an appeal before the competent court (Audiencia Nacional), requesting the interim suspension of the decision from the court until a final judgment is issued. To that effect, it has requested the CNC Council to suspend the implementation of its decision until the court decided on the requested interim measure. On July 10, 2012, the court issued a resolution agreeing to the suspension of payment of the fine.

Investigations in the UK. On January 20, 2012, the United Kingdom Competition Commission, or the UK Commission, commenced a Market Investigation, (“MIR”), into the supply or acquisition of cement, ready-mix concrete and aggregates. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. The UK Commission is required to report on this investigation by no later than January 17, 2014. Our subsidiaries in the UK have been invited to participate in the MIR and will fully cooperate in this MIR. At this stage of the MIR, as of March 31, 2013, we are not able to assess what would be the scope of the recommendations made by the UK Commission, if any, or if such recommendations would have a material adverse impact on our results of operations.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted by the Mexican Constitution.

In February 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico, as well as a denial of the allegations, with respect to the first case. The Monterrey Circuit Court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to cure such violations. We believe that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge (juicio de amparo) before the District Court in Monterrey, Mexico, to argue against the reinitiated proceeding. The Monterrey District Court determined that the order to reinitiate the proceeding and the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX subsequently filed an appeal before the Monterrey District Court, and the Monterrey Circuit Court determined that the CFC’s termination of the proceedings in July 2010 was illegal and that it notified the CFC to the effect that it complies with the resolution issued. In February 2012, CEMEX was fined approximately Ps10.2 million (approximately U.S.$826,580.23 as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00) for anticompetitive practices and ordered to implement certain measures. CEMEX has appealed the resolution before the CFC and the Monterrey Circuit Court and denies any wrongdoing. In June 2012, the CFC confirmed its resolution. On July 2, 2012, CEMEX filed a separate constitutional challenge (juicio de amparo) before the District Court in Mexico D.F. As of April 15, 2013, a resolution regarding this constitutional challenge had not yet been issued. Simultaneously, CEMEX filed a claim before the Monterrey Circuit Court against the resolution issued by the CFC in June 2012. In this proceeding, the Monterrey Circuit Court determined that such resolution did not meet the Circuit Court’s order and, consequently, that it did not comply with the resolution previously issued in this regard. As a result, the Monterrey Circuit Court nullified the fine previously imposed on CEMEX. On December 18, 2012, the CFC ruled against CEMEX, although the fine was excluded from the part of its decision relating to the resolution. On February 12, 2013, CEMEX filed an appeal against this new resolution before both the CFC and the Monterrey Circuit Court.

With respect to the second case, in April 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico, and in May 2009, we filed a denial of the CFC’s allegations. In November 2010, the Monterrey Circuit Court ordered the case to be heard by the District Court in Mexico D.F., claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the District Court in Mexico D.F. determined that CEMEX lacked standing with respect to its constitutional challenge (juicio de amparo) since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. CEMEX filed an appeal before the District Court in Mexico D.F. to argue against such determination. On October 14, 2011, the CFC determined that the case should be closed due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling. The CFC recently confirmed its resolution to not impose any sanctions due to a lack of evidence. This decision was challenged by the plaintiffs before the District Court in Mexico D.F. through a constitutional challenge, which was dismissed because the plaintiffs lacked standing to challenge the CFC’s decision.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA (the “CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC originally sought €102 million (approximately U.S.$130.85 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the

German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest (approximately U.S.$145.61 million plus interest as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00). On February 21, 2007, the District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008. The lawsuit will proceed in a court of first instance.

In the meantime, CDC acquired new claims by assignment and announced an increase in the claim to €131 million (approximately U.S.$168.06 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00). As of December 31, 2012, we had accrued liabilities regarding this matter for an amount of approximately €20 million (approximately U.S.$25.66 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00), plus an additional €8.84 million (approximately U.S.$11.34 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) as interest over the principal amount of the claim.

In the first hearing on the merits of this case that was held on March 1, 2012, the District Court in Düsseldorf, Germany revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply on May 21, 2012. The decision was expected to be issued on July 20, 2012, but on that date, the court decided to postpone a decision until October 30, 2012. In the meantime, a new hearing was scheduled for January 17, 2013, which has been rescheduled to June 6, 2013 to allow the plaintiff time to prepare and submit its plea. As of the date of this annual report, we are unable to assess the likelihood of an adverse result and, because of the number of defendants, the potential damages that would be borne by us; however, if the final decision is adverse to us, it could have a material adverse impact on our business results.

Antitrust Cases in Egypt. On July 29, 2009, two Egyptian contractors filed separate lawsuits against four cement producers, including ACC, demanding compensation of 20 million Egyptian Pounds (approximately U.S.$2.94 million as of March 31, 2013, based on an exchange rate of Egyptian Pounds 6.8129 to U.S.$1.00) from the four cement producers, or approximately 5 million Egyptian Pounds (approximately U.S.$733,901.864 as of March 31, 2013, based on an exchange rate of Egyptian Pounds 6.8129 to U.S.$1.00) from each defendant. The plaintiffs are using a 2007 Egyptian court decision convicting all cement producers in Egypt, including ACC, of antitrust activities and price fixing as a precedent and as proof of their allegation.

On December 16, 2009, at the hearing for one of the cases, the plaintiffs requested the court to release ACC from the claim. On May 11, 2010, the court released ACC from the claim, and this case is now closed.

On April 24, 2010, at the hearing for the other case, the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations to be presented at the next hearing, which was held on January 11, 2011. Thereafter, this case was dismissed and all charges against ACC were dropped. The plaintiffs subsequently filed their appeal to this ruling before the Court of Cassation. As of April 15, 2013, the Court of Cassation had not yet scheduled the first hearing of cassation for this case.

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

On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of the date of this annual report, CEMEX, Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand, and it is unclear at this stage whether any formal proceeding will be initiated by the Office of the Florida Attorney General.

Environmental Matters

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability, without regard to fault or the legality of the original activity at the time of the actions giving rise to liability.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policy requires each subsidiary to respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation of a global Environmental Management System (EMS) at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of the date of this annual report, we expect to finish the implementation of the EMS at all of our operating sites by 2015. It will be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, at present, a substantial part of our operations already comply with all material environmental laws applicable to us, as all our cement plants already have some kind of EMS (most of which are ISO 14000 certified), with the remaining implementation efforts directed mainly on our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2010, 2011 and 2012, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$93 million, approximately U.S.$95 million and U.S.$139 million, respectively. Our environmental expenditures may materially increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Secretaría del Medio Ambiente y Recursos Naturales, (the “SEMARNAT”), the Mexican government’s environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican environmental protection agency in charge of the voluntary environmental auditing program, the Procuraduría Federal de Protección al Ambiente (PROFEPA), which is part of SEMARNAT, completed the audit of our cement plants and awarded all our plants a Certificado de Industria Limpia, or Clean Industry Certificate, certifying that our plants are in full compliance with environmental laws. The Clean Industry Certificates are subject to renewal every two years. As of April 15, 2013, our operating cement plants had Clean Industry Certificates or were in the process of renewing them. We expect the renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 17.80% of the total fuel used in our operating cement plants in Mexico during 2012 was comprised of alternative fuels.

Between 1999 and March 31, 2013, our operations in Mexico have invested approximately U.S.$92.8 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization (“ISO”). The audit to obtain the renewal of the ISO 14001 certification took place during January 2012. All our operating cement plants in Mexico have obtained the renewal of the ISO 14001 certification for environmental management systems.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Many important provisions require the development of secondary legislation, and depend on the publication of subsequent implementing regulations, which are expected to take place within the twelve months following the publication of the Climate Change Law. Because secondary legislation has not yet been developed and corresponding regulations have not yet been implemented, at this stage, we do not have sufficient information to determine whether or not the measures that may be taken by the Mexican federal government in connection with the Climate Change Law will have a material impact on our business or operations. For instance, the Climate Change Law provides for the elaboration of a registry of the emissions that are generated by fixed sources. However, the detailed guidelines for reporting, including the scope and methodologies for calculation, will be developed by implementing regulations yet to be developed. Companies that are required to report their emissions and fail to do so or that report false information will be fined. We do not expect any negative impact from this development as we already report our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. We cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. Although the Climate Change Law does not establish a program for emissions trading, it does vest on the Mexican federal government the power to create, authorize and regulate such a scheme, which may be voluntary or binding. We are closely observing the development of implementing regulations and cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico.

United States. Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. These laws are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. These laws also create a shared liability scheme under which parties are held responsible for the cost of cleaning up releases to the environment of designated hazardous substances. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. We believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials. See “Item 3—Key Information—Risk Factors—Our operations are subject to environmental laws and regulations.”

As of March 31, 2013, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$21.5 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or wastes, and (ii) the cleanup of hazardous substances or wastes at sites used or operated by CEMEX, Inc. including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into three settlements involving a total of $4.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California, Fairborn, Ohio and Lyons, Colorado plants. Although some of these proceedings are still in the initial stages, based on our past experience with such matters and currently available information, we believe, although we cannot assure you, that such cases will not have a material impact on our business or operations.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third-party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse effect on our financial results.

In 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board developed a cap-and-trade program, to be enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. We expect that our Victorville cement plant will receive enough free allowances to operate during the first compliance period (2013-2014) without a material impact on its operating costs.

Europe. In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £131.4 million (approximately U.S.$199.64 million as of March 31, 2013, based on an exchange rate of £0.6582 to U.S.$1.00) as of December 31, 2012, and we made an accounting provision for this amount at December 31, 2012.

In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a GHG emissions trading scheme (“ETS”) within the European Union, i.e., it caps carbon dioxide emissions from installations involved in a number of sectors including, among others, the cement and lime. Installations covered by this regulation have to monitor their emissions of CO2 and surrender every year allowances (the right to emit one metric ton of CO2), or to a certain extent international offset credits, that cover their emissions. Up to 2012, allowances were issued by member states according to their National Allocation Plans, or NAPs. The NAPs not only set the total number of allowances for a given phase, but also defined how they are allocated among participating installations. From

2013 onwards allowances are allocated under a European-wide standard, which takes into account a best-of-class performance benchmark and, for each installation, its production of clinker during a reference period. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emissions caps can subject a company to heavy penalties.

The international offset credits that installations are allowed to use, up to specified levels, to replace European allowances are issued under the flexible mechanisms of the Kyoto Protocol. The main source of those credits are projects registered under the so-called Clean Development Mechanism (“CDM”), but Joint Implementation (“JI”) credits are also eligible subject to certain criteria; the difference between these credits is dependent on which country is hosting the project: CDM projects are implemented in developing countries, JI projects in developed ones.

After a favourable verdict in the case that the Republic of Latvia brought before the European General Court against the European Commission’s rejection of the initial version of the Latvian NAP, the Latvian Ministry of Environmental Protection and Regional Development issued the Decision No. 46 of April 18, 2012 increasing the allocation of allowances to our Broceni plant. The European Commission has subsequently filed an appeal with the European Court of Justice against the Judgement of the General Court; the General Advocate has issued an opinion in favour of the Commission’s legal grounds and subsequently contrary to the judgment of the European General Court. The outcome of this appeal is uncertain, as is the effect that a successful appeal by the Commission could have on the Decision that increased the allocation to our cement plant. A final judgement is expected to be passed within an approximate period of 4 years.

Croatia implemented during the years 2010 to 2012 an emissions trading scheme designed to be compatible with the one in force in the European Union, although no emission allowances could be exchanged between the two schemes. Starting in 2013 and in line with its EU accession process, Croatia will fully adopt the EU ETS Phase III legislation. We do not expect the adoption by Croatia of the EU emissions trading scheme to substantially affect our overall position.

On April 27, 2011, the European Commission adopted a Decision that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage”. Based on the criteria contained in the adopted Decision and the proposed allocation figures included in the tables of National Implementation Measures submitted by the different EU Member States and Croatia for approval by the European Commission, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013—2020) will be sufficient to operate. This assessment stems from various factors, notably our efforts to reduce emissions per unit of clinker produced and reduced demand for our products due to the current economic circumstances.

Despite having already sold a substantial amount of allowances for Phase II of the ETS, we believe the overall volume of transactions is justified by our conservative emissions forecast, the stream of offset credits coming from our internal portfolio of CDM projects in Latin America and Egypt, and our expected long position in the initial years of Phase III of the ETS, meaning that the risk of having to buy allowances in the market is very low. As of March 31, 2013, the price of carbon dioxide allowances for Phase II on the spot market was approximately €4.74 per ton (approximately U.S.$6.08 as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00). We are taking measures intended to minimize our exposure to this market, while continuing to supply our products to our customers.

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

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which is not subject to tax under these amendments. We filed two motions in the Mexican federal courts challenging the constitutionality of the January 1, 2005 amendments to the Mexican Income Tax Law. Although we had obtained a favorable ruling from the lower Mexican federal court, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, we had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012, we self-assessed the taxes corresponding to the 2005 tax year for a total amount, inclusive of surcharges and carry-forward charges, of approximately Mexican Ps4.6 billion (approximately U.S.$372.77 million as of March 31, 2013, based on an exchange rate of Mexican Ps12.34 to U.S.$1.00), of which 20%, equivalent to approximately Mexican Ps928 million (approximately U.S.$75.20 million as of March 31, 2013, based on an exchange rate of Mexican Ps12.34 to U.S.$1.00), was paid in connection with the submission of amended tax returns, which were filed on March 1, 2012. The remaining 80% of such total amount is due in January 2013, plus additional surcharges and carry-forward charges if we elect to extend the payment date and pay in thirty-six monthly installments, which can be prepaid at our option. Additionally, on July 5, 2012, we self-assessed the taxes corresponding to the 2006 tax year for a total amount, inclusive of surcharges and carry-forward charges, of approximately Mexican Ps1.1 billion (approximately U.S.$89.14 million as of March 31, 2013, based on an exchange rate of Mexican Ps12.34 to U.S.$1.00), of which 20%, equivalent to approximately Mexican Ps221 million (approximately U.S.$17.91 million as of March 31, 2013, based on an exchange rate of Mexican Ps12.34 to U.S.$1.00), was paid in connection with the submission of amended tax returns, which were filed on July 5, 2012. The remaining 80%

of such total amount is due in July 2013, plus additional surcharges and carry-forward charges if we elect to extend the payment date and pay in thirty-six monthly instalments, which can be prepaid at our option. We believe we have adequate provisions to cover self-assessments for the years 2005 and 2006. For the 2007 tax year, there is no tax due. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 and 2006 tax years and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for those years. The Mexican Income Tax Law was again amended in 2008, as a result of which we do not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007. On December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year. The decree contains a transitory amnesty provision that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. CEMEX, S.A.B. opted to enter this amnesty program and therefore there are not any tax liabilities in connection to this matter as of March 31, 2013.

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

In 2008, the Asset Tax Law was abolished and a new law applicable to all Mexican corporations was enacted, known as the Impuesto Empresarial a Tasa Única (Single Rate Corporate Tax), which is a form of alternative minimum tax.

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX to retroactively pay Additional Consolidation Taxes. This tax reform requires CEMEX to pay taxes on certain previously exempt intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have a material adverse effect on our cash flow, financial condition and net income. The Additional Consolidation Taxes must be paid over a five-year time period. This tax reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years. However, in December of 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013, established that the statutory income tax rate will remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidation Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$850.89 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00), of which approximately Ps8.2 billion (approximately

U.S.$664.51 million as of March 31, 2013, based on an exchange rate of Mexican Ps12.34 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$178.28 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

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

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$26.34 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the “1999 to 2004” period. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$41.00 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00). This second payment, together with the first payment, represented 50% of the Additional Consolidation Taxes for the “1999-2004” period, and also included the first payment of 25% of the Additional Consolidation Taxes for the “2005” period. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S. $56.56 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the “1999-2004” period, 50% of the Additional Consolidation Taxes for the “2005” period and it also included the first payment of 25% of the Additional Consolidation Taxes for the “2006” period. On March 27, 2013, CEMEX paid Ps 2 billion (approximately U.S.$162.07 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00). This fourth payment, together with the first, second and third payments represented 85% of the Additional Consolidation Taxes for the “1999-2004” period, 70% of the Additional Consolidation Taxes for the “2005” period, 50% of the Additional Consolidation Taxes for the “2006” period and 25% of the Additional Consolidation Taxes for the “2007” period. As of March 31, 2013, we have paid an aggregate amount of approximately Ps3.5 billion (approximately U.S. $283.63 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00) of Additional Consolidation Taxes.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$235.01 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments of Ps325 million (approximately U.S.$26.34 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00); (b) income tax from subsidiaries paid to the parent company of Ps2.4 billion (approximately U.S.$194.49 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00); and (c) other adjustments of Ps358 million (approximately U.S.$29.01 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$818.48 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00) as of December 31, 2010. Furthermore,

after accounting for the following that took place in 2011: (a) cash payments in the amount of Ps506 million (approximately U.S.$41.00 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00); (b) income tax from subsidiaries paid to the parent company of Ps2.3 billion (approximately U.S.$186.39 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00); and (c) other adjustments of Ps485 million (approximately U.S.$39.30 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$1,004.86 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00) as of December 31, 2011. Additionally, after accounting for the following that took place in 2012: (a) cash payments in the amount of Ps 698 million (approximately U.S. $56.56 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00), (b) income tax from the subsidiaries paid to the parent company of Ps2.1 billion (approximately U.S. $186.39 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00) and (c) other adjustments of Ps745 million (approximately U.S. $42.79 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00); as of December 31, 2012, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps14.5 billion (approximately U.S. $1.18 billion as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00). In December 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013 established that the statutory income tax rate remained at 30% in 2013, then lowered it to 29% for 2014 and 28% for 2015 and future years. As of March 31, 2013, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps2.6 billion (approximately U.S. $210.7 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00) in 2014; approximately Ps2.7 billion (approximately U.S. $218.80 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00) in 2015; and approximately Ps7.2 billion (approximately U.S. $583.47 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S. $1.00) in 2016 and thereafter.

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment for approximately Ps995.6 million (approximately U.S.$80.68 million as of March 31, 2013 based on an exchange rate of Ps12.34 to U.S.$1.00) pertaining to the 2005 tax year. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, instead of deducting purchases, the law allowed for the cost of goods sold to be deducted. However, since there were inventories as of December 31, 2004, a transition provision of the law allowed for the inventory to be accumulated as income (thus reversing the deduction via purchases) and then deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some subsidiaries. The authorities argued that because of this offset, the right to use such losses at the consolidated level had been lost and, therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the authority and, on March 29, 2011, CEMEX challenged the assessment before the tax court.

On November 16, 2011, Mexican tax authorities notified Centro Distribuidor and Mexcement, both indirect subsidiaries of CEMEX, S.A.B. de C.V., of tax assessments, related to direct and indirect investments in entities considered to be preferential tax regimens for tax year 2004, in the amount of approximately Ps1.3 billion (approximately U.S.$105.35 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00) and approximately Ps759 million (approximately U.S.$61.51 million as of March 31, 2013, based on an exchange rate of Ps12.34 to U.S.$1.00).

On February 3, 2012, Centro Distribuidor and Mexcement filed a claim against the November 16, 2011 assessments.

United States. As of December 31, 2012, our U.S. subsidiaries and the Internal Revenue Service (IRS) reached a resolution regarding the income tax audits for the years 2005 through 2009 and also tax losses to applicable prior years to recover taxes previously paid. As of the date of this annual report, the audits for the years 2005 through 2009 have been settled and processed, and the IRS is conducting its audit of years 2010 and

2011. CEMEX believes it has adequately reserved for these matters and that the amounts are not expected to be material to our financial results. However, we cannot assure you that the outcome will not require further provisions for taxes.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian Pesos (approximately U.S.$23.47 million as of March 31, 2013, based on an exchange rate of 1,832.20 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 69 billion Colombian Pesos (approximately U.S.$37.66 million as of March 31, 2013, based on an exchange rate of 1,832.20 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. We believe that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believe that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the November 10, 2010 proceeding notice (requerimiento especial). The official assessment was appealed by CEMEX Colombia on September 27, 2011, and the Colombian Tax Authority has one year to resolve the appeal. On July 31, 2012, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia filed a lawsuit on November 16, 2012.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice (requerimiento especial) in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$49.12 million as of March 31, 2013, based on an exchange rate of 1,832.20 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$78.59 million as of March 31, 2013, based on an exchange rate of 1,832.30 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice (requerimiento especial) on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012 and the Colombian Tax Authority has one year to resolve the appeal.
On January 17, 2013, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. The company has four months, subsequent to the date of the resolution, to appeal.

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

On November 30, 2011, following negotiations with the government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX Caracas and the government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX Caracas received compensation for the expropriation of CEMEX Venezuela in the form of (i) a cash payment of approximately U.S.$240 million and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”) which nominal value and interest income to maturity totaled U.S.$360 million. Additionally, as part of the settlement, claims, including the above referenced claim regarding the three transportation vessels, among all parties and their affiliates were released, and all intercompany payments due (approximately U.S.$154 million) from or to CEMEX Venezuela to and from CEMEX affiliates, as the case may be, were cancelled. As a result of this settlement agreement, CEMEX Caracas and the government of Venezuela agreed to withdraw its ICSID arbitration.

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia, S.A. claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately 100 billion Colombian Pesos (approximately U.S.$54.58 million as of March 31, 2013, based on an exchange rate of 1,832.20 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of ten days to deposit with the court in cash 337.8 billion Colombian Pesos (approximately U.S.$184.37 million as of March 31, 2013, based on an exchange rate of 1,832.20 Colombian Pesos to U.S.$1.00), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. On March 9, 2009, the Superior Court of Bogotá reversed this decision, allowing CEMEX to offer a security in the amount of 20 billion Colombian Pesos (approximately U.S.$10.92 million as of March 31, 2013, based on an exchange rate of 1,832.20 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security, and on July 27, 2009, the Superior Court of Bogotá lifted the attachment on the quarry. One of the plaintiffs appealed this decision, but the Supreme Court of Bogotá confirmed the lifting of the attachment. At this stage, we are not able to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX Colombia. The preliminary hearing to dismiss was unsuccessful and the final argument stage concluded on August 28, 2012.

On October 10th the court nullified the accusation made against Jose Miguel Paz and Diego Jaramillo, (ASOCRETO officials). The judgment convicted Andres Camargo, former Director of the Urban Development Institute, and legal representatives of the builder and the auditor to a prison term of 85 months and a fine of 32 million Colombian Pesos (approximately U.S. $17,465.34 as of March 31, 2013, based on an exchange rate of 1,832.20 Colombian Pesos to U.S.$1.00).

As a consequence of the annulment, the judge ordered a restart of the proceedings against the ASOCRETO officers. The ruling can be appealed, but the practical effect of this decision is that the criminal action against ASOCRETO officers will be barred and, therefore, we expect that there will be no condemnation against CEMEX Colombia.

In addition, as a consequence of the prematurely faulty paving stones used in the “Transmilenio—Autopista Norte” project in Colombia, six citizen actions were brought against CEMEX Colombia. The Colombian Administrative Court nullified five of such actions and currently, only the popular action brought by the citizen Félix Ocampo, remains outstanding. In addition, the Urban Development Institute filed another popular action alleging that CEMEX Colombia made deceiving advertisements on the characteristics of the fluid filling of the material used. In the “Transmilenio—Autopista Norte” project, CEMEX Colombia participated solely and exclusively as supplier of the fluid filling and ready-mix concrete, which were delivered and received to the satisfaction of the contractor, fulfilling all the required technical specifications. Likewise, CEMEX Colombia did not participate in or have any responsibility on the design, materials or their corresponding technical specifications.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d., or CEMEX Croatia, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of CEMEX Croatia’s mining concession. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions, including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment and seeking prohibition of implementation of the Master Plans; this appeal is currently under review by the constitutional court in Croatia, and we cannot predict when it will be resolved; and (ii) on May 17, 2006, an administrative proceeding before an administrative court seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The administrative court subsequently ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. As of April 15, 2013, we had not yet been notified of an official declaration from the constitutional court regarding the question of whether the cities of Solin and Kaštela, within the scope of their Master Plans, can unilaterally change the borders of exploited fields. We believe that a declaration of the constitutional court will enable us to seek compensation for the losses caused by the proposed border changes. On June 15, 2012, we were notified that the case had been transferred from the constitutional court to the administrative court as a result of a new law that places the administrative courts in charge of disputes relating to environmental planning. In order to alleviate the adverse impact of the Master Plans, we are currently in the process of negotiating a new revised mining concession.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry sought U.S.$60.0 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. FLS filed a variety of motions challenging CEMEX Florida’s claims against FLS. Based upon the court rulings on FLS’s motions, on July 16, 2010, CEMEX Florida amended its counterclaim against AMEC/Zachry and its crossclaim against FLS. CEMEX Florida asserted new claims against AMEC/Zachry for negligent misrepresentation, and reasserted its claims for common law indemnity, negligent misrepresentation and breach of contract against FLS. FLS also filed an amended answer asserting crossclaims against CEMEX Florida and CEMEX Materials for breach of contract and unjust enrichment. After an extensive motion practice and discovery phase of the case, the parties to this proceeding have entered into a settlement. The settlement of this matter will not have a material adverse effect on our results.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Autoridad de Aeronáutica Civil denied a request by our subsidiary Cemento Bayano to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of the cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, The Panamanian Autoridad de Aeronáutica Civil granted permission to construct the tallest building of the second line, under the following conditions: (a) Cemento Bayano shall assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there will be no further permissions for additional structures. Cemento Bayano filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the Autoridad de Aeronáutica Civil issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the Panamanian Autoridad de Aeronáutica Civil issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano, S.A. requested the abovementioned authority to reconsider its denial. As of April 15, 2013, the Panamanian Autoridad de Aeronaútica Civil had not yet issued a ruling pursuant to our request for reconsideration. We will continue the negotiations with officials at the Panamanian Autoridad de Aeronaútica Civil in hopes of attaining a negotiated settlement that addresses all their concerns.

Texas General Land Office Litigation. The Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also sought injunctive relief, although the State did not pursue such relief. On December 17, 2009, the Texas state district court granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court severed the parties’ ancillary claims, including CEMEX’s counter claims and third-party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010. Both parties submitted briefs and the Court of Appeals heard oral arguments on May 3, 2011. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the materials on the lands mined by CEMEX and its predecessors in interest. On November 16, 2011, CEMEX petitioned the Texas Supreme Court for review of the El Paso Court of Appeals’ decision. On February 23, 2012, the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay U.S.$750,000 in five equal installments of U.S.$150,000 per year and has entered into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. Further, CEMEX’s pending appeal to the Texas Supreme Court has been withdrawn and all ancillary claims that were held in abeyance have been dismissed.

Strabag Arbitration. Following an auction process, CEMEX (through its subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell its operations in Austria (then consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (then consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$397.69 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00). On February 10, 2009, the Hungarian Competition Council approved the sale of the Hungarian assets subject to the condition that Strabag sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) approved the sale of the Austrian assets subject to the condition that Strabag sell to a third party several ready-mix concrete plants, including the Nordbahnhof plant in Vienna. The Nordbahnhof plant had, however, already been dismantled by the time of the approval, so this condition could not be satisfied. Contrary to CEMEX’s recommendation that a supplementary application should have been made to the Austrian Cartel Court, Strabag and the Austrian competition authority appealed the decision of the Austrian Cartel Court. On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, CEMEX notified Strabag that CEMEX considered their purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the Austrian Cartel Court, CEMEX rescinded the SPA with effect from September 16, 2009. On October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that CEMEX’s rescission was lawful and effective and claiming damages in a substantial amount likely to exceed €150 million (approximately U.S.$192.43 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00). On December 23, 2009, Strabag filed its answer to CEMEX’s request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim for an amount of €800,000 (approximately U.S.$1.03 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) as damages and applied for security for costs in the amount of €1,000,000.00 (approximately U.S.$1.28 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) in the form of an on-demand bank guarantee. The security for costs application was withdrawn by Strabag on March 9, 2010. CEMEX considered Strabag’s counterclaim to be unfounded. The arbitral tribunal was constituted on February 16, 2010 and a first procedural hearing was held on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with Article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, CEMEX submitted its statement of claim and its list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. On January 14, 2011, CEMEX submitted its reply and answer to Strabag’s counterclaim. On March 7, 2011, Strabag submitted its rejoinder. Pursuant to Article 21 of the ICC Rules of Arbitration, the evidentiary hearing took place from May 2 to May 9, 2011. The hearing on quantum (attended by the quantum experts) took place on September 20, 2011. A second hearing on quantum was held on November 23 and 24, 2011. Post-hearing briefs were submitted on December 22, 2011, concluding that stage of the proceedings. The final award dated May 29, 2012, was notified to CEMEX on June 1, 2012. According to this final award, the arbitral tribunal declared that Strabag’s rescission of the SPA was unlawful and ineffective, and ordered Strabag to pay to CEMEX: (i) damages in the amount of €30,000,000.00 (approximately U.S.$38.49 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) with interest thereon from the date of the Request for Arbitration (October 19, 2009) until payment in full at the rate of 8.32% per annum; (ii) default interest for the period of July 7, 2009 through September 16, 2009 in the amount of €4,946,182.00 (approximately U.S.$6.35 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) with interest thereon from the date of the statement of claim (June 30, 2010) until payment in full at the rate of 4% per annum; (iii) U.S.$250,000.00 as partial compensation for CEMEX’s ICC costs of arbitration and (iv) €750,551.00 (approximately U.S.$962,862.09 as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) as compensation for CEMEX’s legal costs incurred in the proceedings. Also, Strabag’s counterclaim was dismissed. Strabag has filed an annulment action before the Swiss Federal Court on July 2, 2012.

In relation to the annulment process with the Swiss Federal Court, on July 20, 2012, Strabag paid us, through RMC Holdings B.V., the amounts ordered by the arbitral tribunal on its final award dated May 29, 2012 (principal plus surplus accrued interest) totalling €42,977,921.66 (approximately U.S.$55.14 million as of March 31, 2013, based on an exchange rate of €0.7795 to U.S.$1.00) and U.S.$250,520.55, and, in order to secure the potential obligation for RMC Holdings B.V. to repay these amounts to Strabag in the event that the Swiss Federal Supreme Court resolves to annul the May 29, 2012 final award, RMC Holdings B.V. pledged in favour of Strabag 496,355 shares (representing approximately a 33% stake) in its subsidiary Cemex Austria AG. On September 6, 2012, we presented our reply to the annulment action before the Swiss Federal Court.

The Swiss Federal Court has rendered its judgement on February 20, 2013. The Court has rejected the annulment action brought by Strabag and has ordered Strabag to bear the Court costs amounting to CHF100,000.00 (approximately U.S.$105,462.98 as of March 31, 2013, based on an exchange rate of CHF0.9482 to U.S.$1.00) and to compensate RMC Holdings B.V. with an amount of CHF200,000.00 (approximately U.S.$210,925.96 as of March 31, 2013, based on an exchange rate of CHF0.9482 to U.S.$1.00) for costs incurred in the proceedings. As a result, the pledge made in favor of Strabag was cancelled on March 4, 2013.

Colombian Water Use Litigation. On June 5, 2010, the District of Bogotá’s environmental secretary (Secretaría Distrital de Ambiente de Bogotá) issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) have also been ordered to suspend mining activities in that area. The District of Bogotá’s environmental secretary alleges that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the District of Bogotá’s environmental secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Environmental Ministry (Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial). On June 11, 2010, the local authorities in Bogotá, in compliance with the District of Bogotá’s environmental secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$163.74 million as of March 31, 2013, based on an exchange rate of 1,832.20 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our financial results.

Israeli Class Action Litigation. On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application was filed by a homeowner who built his house with concrete supplied by our Israeli subsidiary in October 2010. According to the application, the plaintiff claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that, as a result, our Israeli subsidiary acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with the Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our Israeli subsidiary during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekels (approximately U.S.$75.66 million as of March 31, 2013, based on an exchange rate of 3.648 Israeli Shekels to U.S.$1.00). Our Israeli subsidiary has submitted a formal response to the corresponding court. At this stage, we believe the application is vexatious and should be dismissed without any expense to us. As of the date of this annual report, our subsidiary in Israel is analyzing the legal strategy to be employed and is also not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, but if adversely resolved, we do not believe the final resolutions would have a material adverse impact on our financial results.

Egypt Share Purchase Agreement. On September 13, 2012, ACC, through local media in Egypt, learned about a preliminary non-enforceable decision against ACC made by a court of first instance in Assiut, Egypt, regarding the annulment of a Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company pursuant to which CEMEX acquired a controlling interest in ACC. On September 19, 2012, ACC received the formal notification of the ruling made by the Assiut court of first instance. On October 18, 2012, ACC filed an appeal which was followed by Metallurgical Industries Company’s appeal filed on October 20, 2012. Hearings have been held on December 19, 2012, January 22, 2013 and April 16, 2013, with the next hearing scheduled to take place on June 16, 2013. At the January 22, 2013 hearing, the Assiut Court decided to join the appeals filed by each of ACC and the Metallurgical Industries Holding Company. At this stage, we are not able to assess the likelihood of an adverse result, but if adversely resolved, the final resolution could have a material adverse impact on our financial results.

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

Item 5—Operating and Financial Review and Prospects

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate;

•	the regulatory environment, including environmental, tax and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under the Facilities Agreement entered into with our major creditors and our obligations under the indentures that govern the Senior Secured Notes;

•	our ability to consummate asset sales, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

Overview

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS.

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

The following table sets forth selected consolidated financial information as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2012 by principal geographic segment expressed as an approximate percentage of our total consolidated group. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of business, financial condition and results of operations, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions.

	Net Sales For the Period Ended December 31,			Operating Earnings Before Other Expenses, Net For the Period Ended December 31,			Total Assets at December 31,
	2010(1)	2011(1)	2012(1)	2010(2)	2011(2)	2012(2)	2011(2)	2012(2)
Mexico	23%	21%	21%	111%	109%	79%	14%	17%
United States	17%	16%	19%	(78)%	(65)%	(35)%	44%	43%
Northern Europe
United Kingdom	8%	8%	7%	(7)%	(1)%	5%	6%	6%
Germany	7%	8%	7%	(2)%	1%	(2)%	3%	3%
France	7%	7%	6%	5%	9%	4%	3%	3%
Rest of Northern Europe	6%	7%	6%	(1)%	5%	6%	3%	3%
The Mediterranean
Spain	4%	4%	2%	10%	7%	4%	9%	5%
Egypt	5%	3%	3%	35%	20%	11%	1%	2%
Rest of the Mediterranean	4%	4%	4%	4%	6%	4%	2%	1%
South America and the Caribbean
Colombia	4%	5%	6%	20%	21%	26%	3%	3%
Rest of South America and the Caribbean	7%	7%	8%	23%	25%	21%	4%	4%
Asia
Philippines	2%	2%	2%	9%	2%	3%	2%	2%
Rest of Asia	2%	1%	1%	1%	1%	1%	—	1%
Corporate and Other Operations	4%	7%	8%	(30)%	(40)%	(27)%	6%	7%
Combined	183,522	202,260	209,911	10,736	12,064	17,200	541,652	478,770
Eliminations	(5,881)	(12,373)	(12,875)	—	—	—	—	—

Consolidated	177,641	189,887	197,036	10,736	12,064	17,200	541,652	478,770

(1)	Percentages by reporting segment are determined before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined after eliminations resulting from consolidation.

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

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations for the period in which they occur, except for changes in the fair value of derivative instruments that are designated and effective as cash flow hedges and hedges of the net investment in foreign subsidiaries. For the years ended December 31, 2010, 2011 and 2012, we did not have derivative financing instruments designated as cash flows or fair value hedges. See note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

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

Significant judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of level 2 and level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

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

Goodwill is evaluated for impairment by determining the recoverable amount of the reporting units, which consists of the higher of the reporting units’ fair value, less cost to sell such reporting units, and the reporting units’ value in use, represented by the discounted amount of estimated future cash flows to be generated by such reporting units to which goodwill relates. A reporting unit refers to a group of one or more cash-generating units. Each reporting unit, for purposes of the impairment evaluation, consists of all operations in each country. We determine initially our discounted cash flows over periods of 5 to 10 years, depending on each specific country’s economic cycle. If the value in use of a reporting unit is lower than its corresponding carrying amount, we determine the fair value of our reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss under IFRS is recognized if the recoverable amount is lower than the net book value of the reporting unit.

For the years ended December 31, 2010, 2011 and 2012, the geographic segments we reported in note 4 to our 2012 audited consolidated financial statements included elsewhere in this annual report, each integrated by multiple cash-generating units, also represented our reporting units for purposes of testing goodwill for impairment. Based on our analysis, we concluded that the operating components that integrate the reported segments have similar economic characteristics, by considering: (a) the reported segments are the level used by us to organize and evaluate our activities in the internal information system, (b) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry, (c) the vertical integration in the value chain of the products comprising each component, (d) the type of clients, which are substantially similar in all components, (e) the operative integration among operating components, evidenced by the adoption of shared service centers, and (f) the compensation system of any of our country operations is based on the consolidated results of the geographic segment and not on the particular results of the components.

Significant judgment is required to appropriately assess the recoverable amount, represented by the higher of the value in use and the fair value, less costs to sell, of our reporting units. Impairment evaluations are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of administrative, selling and distribution expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment evaluations. We use specific pre-tax discount rates for each reporting unit, which are applied to pre-tax cash flows. Our specific discount rates consider the weighted average cost of capital of each geographic segment. This determination requires substantial judgment and is highly complex when considering the many countries in which we operate, each of which has its own economic circumstances that have to be monitored. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. Additionally, we monitor the lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether impairment has occurred.

During the last quarter of 2010, 2011 and 2012, we performed our annual goodwill impairment test. Based on our analyses, in 2010, we determined an impairment loss of goodwill for approximately Ps189 million (U.S.$15 million) associated with the reporting unit in Puerto Rico. In 2011, we determined an impairment loss of goodwill for approximately Ps145 million (U.S.$12 million) associated with the reporting unit in Latvia. In 2012, we determined there was no impairment loss of goodwill. The estimated impairment losses in 2010 and 2011 are mainly attributable to market dynamics in these countries and their position in their business economic cycle. In both reporting units, their net book value exceeded their respective recoverable amount. See note 15C to our 2012 audited consolidated financial statements included elsewhere in this annual report.

Discount rates and growth rates in perpetuity used in the reporting units that represent most of the consolidated balance of goodwill under IFRS in 2010, 2011 and 2012 are as follows:

	Discount rates			Growth rates
Reporting units	2010	2011	2012	2010	2011	2012
United States	10.0%	10.7%	9.9%	2.5%	2.5%	2.5%
Spain	11.2%	12.0%	11.5%	2.5%	2.5%	2.5%
Mexico	11.0%	11.4%	10.7%	2.5%	2.5%	3.0%
Colombia	11.1%	11.6%	10.7%	2.5%	2.5%	3.5%
France	10.7%	11.5%	10.3%	2.5%	2.5%	1.9%
United Arab Emirates	11.7%	13.9%	13.3%	2.5%	2.5%	3.6%
United Kingdom	10.7%	11.0%	10.3%	2.5%	2.5%	2.7%
Egypt	11.9%	13.0%	13.5%	2.5%	2.5%	4.0%
Range of discount rates in other countries	10.5% – 14.9%	11.8% – 14.0%	11.1% – 13.3%	2.5%	2.5%	3.4% – 4.0%

As of December 31, 2012, the discount rates used by CEMEX in its cash flow projections decreased by an average 5% from the values determined in 2011, mainly as a result of a reduction in the industry specific average cost of debt observed in 2012, as compared to the prior year. In respect to long-term growth rates, following general practice under IFRS, in 2012, CEMEX started the use of country specific rates.

In connection with CEMEX’s assumptions included in the table above, as of December 31, 2010, 2011 and 2012, CEMEX performed sensitivity analyses to changes in assumptions, affecting the value in use of all groups of cash-generating units with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of CEMEX’s discounted cash flow model, CEMEX determined a weighted average of multiples of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of cash-generating units to which goodwill has been allocated. As of December 31, 2011 and 2012, CEMEX considered an industry weighted average Operating EBITDA multiple of 9.6 times and 10.3 times, respectively. CEMEX’s own Operating EBITDA multiples to enterprise value as of the same dates were 10 times in 2011 and 10.6 times in 2012. The lowest multiple observed in CEMEX’s benchmark as of December 31, 2011 and 2012 was 6.2 times and 7.2 times, respectively, and the highest being 22.1 times and 21.3 times, respectively.

As of December 31, 2012, the impairment charges resulting from the sensitivity analyses that would have resulted from an independent change of each one of the variables and/or by the use of multiples of Operating EBITDA, regarding the operating segment that presented a relative impairment risk, would have been as follows:

As of December 31, 2012	Sensitivity analysis of described change in assumptions
(Amounts in millions)	Recognized impairment charges		Discount rate + 1pt	Long-term growth rate - 1pt	Multiples of Operating EBITDA
Spain	U.S.$	—	99	—	39
United Arab Emirates		—	8	—	—

CEMEX will continue to monitor the evolution of the specific cash-generating units to which goodwill has been allocated that present relative goodwill impairment risk and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future. As of December 31, 2010 and 2011, CEMEX made the sensitivity analyses to changes in assumptions mentioned above.

CEMEX has experienced a significant decline in its market capitalization with respect to levels prior to the 2008 global crisis, which CEMEX believes is due to factors such as: a) the contraction of the construction industry in the United States, which has experienced a continued slow recovery after the crisis of 2008, that has significantly affected CEMEX’s operations in such country and consequently its overall generation of cash flows; b) CEMEX’s significant amount of consolidated debt and its operation over the last few years under the Financing Agreement (note 16A), has also significantly affected CEMEX’s valuation, considering the high uncertainty perceived by stakeholders regarding CEMEX’s odds of successfully achieving the different milestones established with its main creditors; and c) the transfer of capital during the last few years, mainly due to high volatility generated by liquidity problems in certain European countries, from variable income securities in developing countries such as Mexico to fixed income securities in developed countries such as the United States. The market price of CEMEX’s CPO has recovered significantly after CEMEX entering into the Facilities Agreement (note 16A). In U.S. Dollar terms, CEMEX’s market capitalization increased by approximately 93% in 2012 compared to 2011, to approximately U.S.$10.8 billion ($138.7 billion).

Goodwill allocated to the United States accounted for approximately 77% of CEMEX’s total amount of consolidated goodwill as of December 31, 2011 and 2012. In connection with CEMEX’s determination of value in use relative to its groups of cash-generating units in the United States as of December 31, 2012 and 2011, CEMEX has considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of CEMEX’s investment, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the 7% and 20% increase in ready-mix concrete volumes in 2011 and 2012, respectively, and the 3% and 4% increase in 2011 and 2012, respectively, of ready-mix concrete prices, respectively, which are key drivers for cement consumption and CEMEX’s profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX’s cash flow projections.

In addition, as mentioned above, CEMEX performed a reasonableness test of the estimated value in use by performing a sensitivity analysis on key cash flow assumptions, and estimated the recoverable amount by using the method of multiples of Operating EBITDA.

Based on the above, considering economic assumptions that were verified for reasonableness with information generated by external sources, to the extent available, the value in use of the CEMEX’s operating segment in the United States exceeded the respective carrying amount for goodwill impairment test purposes as of December 31, 2011 and 2012. The additional sensitivity analyses were as follows:

Excess of value in use over carrying amount	2011		2012
Basic test	U.S.$	4,114	3,933
Sensitivity to plus 1 percent point in discount rate		1,335	1,390
Sensitivity to minus 1 percent point in long-term growth		2,493	2,574
Excess of multiples of Operating EBITDA over carrying amount		781	1,106

As of December 31, 2011 and 2012, CEMEX considers that its combination of discount rate and long-term growth rate applied in the base model for its group of cash-generating units in the United States to which goodwill has been allocated reflect the particular risk factors existing as of the date of analysis.

In addition, CEMEX has significant balances of property, machinery and equipment. During 2011 and 2012, we recognized impairment losses of property, plant and equipment, mainly in connection with the permanent closing of operating assets for an aggregate amount of approximately Ps1,249 million (U.S.$89 million) and Ps542 million (U.S.$41 million), respectively. See note 14 to our 2012 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2011 and 2012, the consolidated balances of property, machinery and equipment, net, represented approximately 43.1% and 44.3%, respectively, of CEMEX’s total consolidated assets. Property, machinery and equipment are tested for impairment upon the occurrence of factors, such as a significant adverse event, changes in CEMEX’s operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash-generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of such asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset. Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. The main assumptions utilized to develop these estimates are a discount rate that reflects the risk of the cash flows associated with the assets evaluated and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers of commerce.

As a result of impairment tests conducted on several cash-generating units considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix plants resulting from adjusting CEMEX’s supply to current demand conditions and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2012 and 2011, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during their remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses in the following countries for the following amounts:

	For the Year Ended December 31,
	2011		2012
	(in millions of Pesos)
Ireland	Ps	790	Ps	64
Mexico		101		203
United Kingdom		84		—
Latvia		68		38
Colombia		46		—
Poland		29		3
Germany		21		128
Thailand		15		—
United States		11		71
Other countries		84		35

	Ps	1,249	Ps	542

As of December 31, 2012, in connection with those items of property, machinery and equipment pertaining to cash-generating units that due to impairment indicators, such as the reduction of operations and/or the extended economic slowdown in the respective country that were subject to impairment tests and for which their recoverable amounts exceeded by 10% or less their respective carrying amounts, we first determined the value in use of the related cash-generating units represented by their discounted future cash flows, and in all cases, the value in use exceeded the respective carrying amounts. Consequently, as of December 31, 2012, we did not determine the fair value less costs to sell of such cash-generating units. As of December 31, 2011, the cash-generating units that represent relative impairment risk was as follows:

Country	Related Assets	Excess of Value in Use Over Carrying Amount	Discount Rate(1)	Average Remaining Useful Life
United States	Machinery and equipment	Ps 105	10.7%	21 years

(1)	As of December 31, 2011, for purposes of impairment testing of property, machinery and equipment, we considered after-tax discount rates applied to after-tax cash flow projections associated to the cash-generating units to which such assets relate. The use of these rates results in recoverable values that are significantly similar to the values that would be obtained by using pre-tax rates and pre-tax cash flows (as required by IAS 36—Impairment of assets).

As of December 31, 2011, the impairment charges resulting from the sensitivity analysis that would have resulted from a reasonable independent change in each of the relevant variables used to determine the related assets’ value in use, regarding the cash-generating unit presented in the table above, would have been as follows:

Country	Excess of Value in Use Over Carrying Amount		Recognized Impairment Losses	Discount Rate + 1pt	Remaining Useful Life – 10%
United States	Ps	105	—	(105)	—

As of December 31, 2011, we believe that the estimated useful lives of the assets subject to the impairment test above is reasonable. With respect to the discount rate, such rate is linked to the global cost of capital, which may increase in the future, subject to economic conditions in the United States.

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

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that at the end of their operation, raw materials extraction sites, maritime terminals and other production sites are left in acceptable condition. Significant judgment is required in assessing the estimated cash outflows that will be disbursed upon retirement of the related assets. See notes 17 and 24 to our 2012 audited consolidated financial statements included elsewhere in this annual report.

Transactions in our own stock

From time to time we have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our 2012 audited consolidated financial statements included elsewhere in this annual report. We have viewed these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant judgment necessary to properly account for these transactions, as the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our income statement, including the conversion options embedded in our optionally convertible notes. These transactions raise the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others. See note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

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

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU, has generated a surplus of emission rights held over the estimated CO2 emissions. From the consolidated surplus of emission rights, during 2010 and 2011, we sold an aggregate amount of approximately 13.4 million certificates, receiving revenues of approximately Ps1,417 million (U.S.$112 million) and Ps1,518 million (U.S.$122 million), respectively. During 2012, there were no sales of emission rights.

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

Results of Operations

Consolidation of Our Results of Operations

Our audited consolidated financial statements include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

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

For the periods ended December 31, 2010, 2011 and 2012, our consolidated results reflect the following transactions:

•

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. CEMEX recognized within “Other equity reserves” a gain of approximately U.S.$630 million (approximately Ps8,096 million). See “—Investments, Acquisitions and Divestitures—Divestitures” for additional information regarding the CEMEX Latam Offering.

•

In October 2012, Corporación Cementera Latinoamericana, S.L., an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in Global Cement, S.A., CEMEX’s subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing within “Other equity reserves” a loss of approximately U.S.$32 million (approximately Ps411 million).

•

On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% interest in Readymix plc, our main subsidiary in Ireland, that had not been owned by us for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

•

In August 2011, as a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2012 audited consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready

Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date, and Ready Mix USA, LLC generated an aggregate gain of approximately U.S.$24 million (approximately Ps316 million), which was recognized within “Other expenses, net.” During 2012, after the completion of the purchase price allocation, there were changes in the values of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately U.S.$1 million (approximately Ps13 million). Our annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”) includes the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,352 million, and its results of operations for the nine-month period ended December 31, 2011.

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2010, 2011 and 2012 expressed as a percentage of net sales. Pursuant to guidance set forth in SEC´s International Series Release No. 1285, File No. 57-15-04, we are only presenting three years of our selected consolidated statement of operation due to our adoption of IFRS on January 1, 2010.

	For the Year Ended December 31,
	2010	2011	2012
Net sales	100.0%	100.0%	100.0%
Cost of sales	(72.0)	(71.7)	(70.4)

Gross profit	28.0	28.3	29.6

Administrative and selling expenses	(14.5)	(13.4)	(11.9)
Distribution expenses	(7.5)	(8.5)	(9.0)

Total administrative, selling and distribution expenses	(22.0)	(21.9)	(20.9)

Operating earnings before other expenses, net	6.0	6.4	8.7

Other expenses, net	(3.5)	(2.9)	(2.9)

Operating earnings	2.5	3.5	5.8

Financial expense	(8.3)	(8.7)	(9.3)
Other financial income (expense), net	(0.3)	(1.2)	0.5
Equity in (loss) income of associates	(0.3)	(0.2)	0.4

Loss before income tax	(6.4)	(6.6)	(2.6)

Income taxes	(1.2)	(6.4)	(3.1)

Consolidated net loss	(7.6)	(13.0)	(5.7)

Non-controlling interest net loss	—	—	0.3

Controlling interest net loss	(7.6)	(13.0)	(6.0)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2012 compared to the year ended December 31, 2011 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “—Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2012 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-1%	-2%	+62%	+3%	+5%
United States	+14%	+20%	—	+1%	+4%
Northern Europe
United Kingdom	-7%	-12%	—	+3%	+2%
Germany	-10%	-5%	—	+3%	+1%
France	N/A	-5%	—	N/A	+2%
Rest of Northern Europe(2)	-18%	-10%	—	-9%	-9%
The Mediterranean
Spain	-40%	-43%	-21%	+2%	+3%
Egypt	-10%	+2%	—	-2%	-11%
Rest of the Mediterranean(3)	-17%	+2%	—	-5%	-1%
South America and the Caribbean
Colombia	+5%	+14%	—	+19%	+20%
Rest of South America and the Caribbean(4)	+7%	-4%	—	+2%	+9%
Asia
Philippines	+15%	—	-92%	+7%	—
Rest of Asia(5)	+3%	-18%	—	+3%	Flat

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.

On a consolidated basis, our cement sales volumes decreased approximately 1%, from 66.8 million tons in 2011 to 65.8 million tons in 2012, and our ready-mix concrete sales volumes remained flat at 54.9 million cubic meters in each of 2011 and 2012. Our net sales increased approximately 4%, from Ps189.9 billion in 2011 to Ps197.0 billion in 2012, and our operating earnings before other expenses, net increased approximately 43%, from Ps12.1 billion in 2011 to Ps17.2 billion in 2012.

The following tables present selected financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the years ended December 31, 2012 and 2011. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown on note 4 to our 2012 audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2011		2012
				(in millions of Mexican Pesos)
Mexico	+2%	—	+2%	Ps	43,361	Ps	44,412
United States	+17%	+6%	+23%		32,759		40,319
Northern Europe
United Kingdom	-12%	+5%	-7%		15,757		14,620
Germany	-7%	-3%	-10%		15,975		14,406
France	-4%	-2%	-6%		14,170		13,324
Rest of Northern Europe(2)	-9%	-2%	-11%		14,278		12,778
The Mediterranean
Spain	-31%	-1%	-32%		7,142		4,841
Egypt	-8%	+6%	-2%		6,516		6,382
Rest of the Mediterranean(3)	Flat	+5%	+5%		7,762		8,160
South America and the Caribbean
Colombia	+29%	+11%	+40%		8,533		11,932
Rest of South America and the Caribbean(4)	+11%	—	+11%		14,852		16,450
Asia
Philippines	+17%	+10%	+27%		3,701		4,704
Rest of Asia(5)	-11%	+5%	-6%		2,597		2,430
Others(6)	-17%	+19%	+2%		14,857		15,153

Net sales before eliminations			+4%	Ps	202,260	Ps	209,911
Eliminations from consolidation					(12,373)		(12,875)

Consolidated net sales			+4%	Ps	189,887	Ps	197,036

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2011		2012
				(in millions of Mexican Pesos)
Mexico	+3%	—	+3%	Ps	13,145	Ps	13,598
United States	+31%	-8%	+23%		(7,907)		(6,056)
Northern Europe
United Kingdom	>100%	N/A	>100%		(147)		914
Germany	<100%	N/A	<100%		174		(324)
France	-27%	-1%	-28%		1,056		758
Rest of Northern Europe(2)	>100%	N/A	+36%		648		881
The Mediterranean
Spain	-25%	—	-25%		894		671
Egypt	-18%	-3%	-21%		2,422		1,917
Rest of the Mediterranean(3)	+4%	+8%	+12%		682		761
South America and the Caribbean
Colombia	+68%	+8%	+76%		2,568		4,509
Rest of South America and the Caribbean(4)	+40%	-16%	+24%		2,956		3,656
Asia
Philippines	+35%	+31%	+66%		358		595
Rest of Asia(5)	-46%	+15%	-31%		51		35
Others(6)	-17%	+19%	+2%		(4,836)		(4,715)

Operating earnings before other expenses, net			+43%	Ps	12,064	Ps	17,200

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.
(6)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased approximately 4%, from Ps189.9 billion in 2011 to Ps197.0 billion in 2012. The increase was primarily attributable to higher prices in local currency terms in most of our regions, and the favorable effect of foreign exchange fluctuations to the Mexican Peso, partially mitigated by lower volumes from our operations in the Northern Europe and the Mediterranean regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2012 audited consolidated financial statements included elsewhere in this annual report).

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 1% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 2% over the same period. Our net sales from our operations in Mexico represented approximately 21% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. The decreases in domestic cement and ready-mix concrete sales volumes were primarily attributable to homebuilder’s working capital financing constraints, high levels of inventories and a decline in remittances, resulting in lower demand in the residential sector. In addition, private consumption and manufacturing activity were the main drivers of the demand in the industrial and commercial sector. Our cement export volumes of our operations in Mexico, which represented approximately 6% of our Mexican cement sales volumes for the year ended December 31, 2012, increased approximately 62% in 2012 compared to 2011, primarily as a result of higher export volumes to South America, Central America and the Caribbean. Of our total cement export volumes from our operations in Mexico during 2012, approximately 17% was shipped to the United States, 31% to Central America and the Caribbean and 52% to South America. Our average sales price of domestic cement from our operations in Mexico increased approximately 3%, in Peso terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 5%, in Peso terms, over the same period. For the year ended December 31, 2012, cement represented approximately 53%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 23% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, offset by the increases in domestic cement and ready-mix concrete average sales prices, our net sales in Mexico, in Peso terms, increased approximately 2% in 2012 compared to 2011.

United States

Our domestic cement sales volumes from our operations in the United States, which include cement purchased from our other operations, increased approximately 14% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 20% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the U.S. resulted primarily from improved demand from most of our markets. Low interest rates, affordability of housing at a record high and a return to low levels of inventories led to higher activity in the residential sector. In addition, demand from the industrial and commercial sector was strong during the year, while demand from the infrastructure structure improved marginally. Our operations in the United States represented approximately 19% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in the United States increased approximately 1%, in U.S. Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 4%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 28%, ready-mix concrete approximately 33% and our aggregates and other businesses approximately 39% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sale prices, net sales from our operations in the United States, in U.S. Dollar terms, increased approximately 17% in 2012 compared to 2011.

Northern Europe

In 2012, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 26% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Northern Europe region represented approximately 15% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased approximately 7% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 12% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from the economic recession and cuts in public spending, which led to lower construction levels. In addition, limited credit availability restricted the activity in the residential sector, while the performance of the industrial and commercial sector remained weak. Our operations in the United Kingdom represented approximately 7% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased approximately 3%, in Pound terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the year ended December 31, 2012, cement represented approximately 16%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 58% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in the United Kingdom, in Pound terms, decreased approximately 12% in 2012 compared to 2011.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 10% in 2012 compared to 2011, and ready-mix concrete sales volumes in those operations decreased approximately 5% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a slowdown in the economy. Demand for building materials during 2012 was driven by the residential sector, which maintained favorable momentum with low mortgage rates and low levels of unemployment. Meanwhile, a reduction in government spending negatively affected the infrastructure sector, while bottlenecks in the construction industry and adverse weather conditions continued to restrict construction work and increased the backlog of projects. Our operations in Germany represented approximately 7% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany increased approximately 3%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 1%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 25%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 40% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in Germany, in Euro terms, decreased approximately 7% in 2012 compared to 2011.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 5% in 2012 compared to 2011. The decrease in ready-mix concrete sales volumes resulted primarily from a decline in demand in the residential sector that was mainly attributable to the elimination of tax incentives and limited credit availability. Despite deteriorated market conditions, the residential sector continued to be the main driver of consumption. Our operations in France represented approximately 6% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased approximately 2%, in Euro terms, in 2012 compared to 2011. For the year ended December 31, 2012, ready-mix concrete represented approximately 72% and our aggregates and other businesses approximately 28% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in ready-mix concrete sales volumes, partially offset by the increase in ready-mix concrete average sales price, net sales from our operations in France, in Euro terms, decreased approximately 4% in 2012 compared to 2011.

Rest of Northern Europe

In 2012, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment decreased approximately 18% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 10% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from harsh weather conditions and a slowdown of the economy, which led to low levels of investment and consumption. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 6% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment decreased approximately 9%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 9%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 36%, ready-mix concrete approximately 43% and our aggregates and other businesses approximately 21% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, decreased approximately 9% in 2012 compared to 2011.

The Mediterranean

In 2012, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 9% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 40% in 2012 compared to 2011, while ready-mix concrete sales volumes decreased approximately 43% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from the adverse economic conditions. The performance of the residential sector remained negatively affected by high inventories and limited credit availability. In addition, continued fiscal austerity measures resulted in very low levels of infrastructure spending. Our operations in Spain represented approximately 2% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 43% of our Spain cement sales volumes for the year ended December 31, 2012, decreased approximately 21% in 2012 compared to 2011, primarily as a result of lower export volumes to Africa and Europe. Of our total cement export volumes of our operations in Spain during 2012, approximately 26% was shipped to Europe and the Middle East, approximately 3% to Central America and the Caribbean and approximately 71% to Africa. Our average sales price of domestic cement of our operations in Spain increased approximately 2%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 3%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 70%, ready-mix concrete approximately 18% and our aggregates and other businesses approximately 12% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in Spain, in Euro terms, decreased approximately 31% in 2012 compared to 2011.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 10% in 2012 compared to 2011, while ready-mix concrete sales volumes increased approximately 2% over the same period. The decrease in domestic cement sales volumes resulted primarily from decreased infrastructure spending, while the informal residential sector continued to be the main driver of demand. An effort from developers to complete unfinished projects increased the activity in the residential sector during the second half of the year; however, investments in projects in the infrastructure sector remained on hold. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2012, in Peso terms. Our average sales price of domestic cement of our operations in Egypt decreased by approximately 2%, in Egyptian pound terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 11%, in Egyptian pound terms, over the same period. For the year ended December 31, 2012, cement represented approximately 84%, ready-mix concrete approximately 7% and our aggregates and other businesses approximately 9% of net sales from our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the increase in ready-mix concrete sales volumes, our net sales in Egypt, in Egyptian pound terms, decreased approximately 8% in 2012 compared to 2011.

Rest of the Mediterranean

In 2012, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 17% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 2% over the same period. The decrease in domestic cement sales volumes resulted primarily from lower construction levels due to cuts in public spending, adverse weather conditions and lower internal consumption. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean decreased approximately 5%, in U.S. Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 1%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 21%, ready-mix concrete approximately 55% and our aggregates and other businesses approximately 24% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, offset by the increase in ready-mix concrete sales volumes, net sales in our Rest of the Mediterranean segment, in U.S. Dollar terms, remained flat in 2012 compared to 2011.

South America and the Caribbean

In 2012, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operation in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Peru, Jamaica and other countries in the Caribbean, as well as small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 14% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the South America and the Caribbean region represented approximately 7% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement volumes from our operations in Colombia increased approximately 5% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 14% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from higher infrastructure sector activity, which benefited from ongoing projects and the initiation of new road projects towards the end of the year. The residential sector showed signs of recovery, mainly in low income housing due to the start of a support government program. In addition, higher confidence levels and favorable expectations for new trade agreements resulted in increased investment levels, primarily in warehouses and commercial buildings, which improved the performance of the industrial and commercial sector. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased approximately 19%, in Colombian Peso terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 20%, in Colombian Peso terms, over the same period. For the year ended December 31, 2012, cement represented approximately 58%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 15% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 29% in 2012 compared to 2011.

Rest of South America and the Caribbean

For the year ended December 31, 2012, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Peru, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 7% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 4% over the same period. This resulted primarily from new infrastructure and commercial projects, mainly in Panama and Costa Rica, offset by the completion of infrastructure projects in the Dominican Republic and Nicaragua. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 8% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of South America and the Caribbean segment increased approximately 2%, in U.S. Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 9%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 73%, ready-mix concrete approximately 19% and our other businesses approximately 8% of net from our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in ready-mix concrete sales volumes, net sales of our operations in our Rest of South America and the Caribbean segment, in U.S. Dollar terms, increased approximately 11% in 2012 compared to 2011.

Asia

For the year ended December 31, 2012, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operation in this region, in addition to our Rest of Asia segment, which includes our operations in Malaysia, Thailand, Bangladesh and China. Our net sales from our operations in the Asia region represented approximately 3% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Asia region represented approximately 3% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement volumes from our operations in the Philippines increased approximately 15% in 2012 compared to 2011. The increase in domestic cement sales volumes resulted primarily from the increase in public and private spending activities. Stable levels of inflation and mortgage rates, as well as inflows from remittances, contributed to the growth in the residential sector. In addition, the industrial and commercial sector continued to grow during the same period. Our net sales from our operations in the Philippines represented approximately 2% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 7%, in Philippine Peso terms, in 2012 compared to 2011. For the year ended December 31, 2012, cement represented approximately 100% of our net sales from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales price, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 17% in 2012 compared to 2011.

Rest of Asia

For the year ended December 31, 2012, our operations in our Rest of Asia segment included our operations in Malaysia, Thailand, Bangladesh and China. Our domestic cement volumes from our operations in our Rest of Asia segment increased approximately 3% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 18% over the same period resulted primarily from a decline in all of our markets mainly in China. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Asia segment increased approximately 3%, in U.S. Dollar terms, in 2012 compared to 2011, and the average sales price of ready-mix concrete remained flat, in U.S. Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 39%, ready-mix concrete approximately 53% and our other businesses approximately 8% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in our domestic cement sales volumes and domestic cement average sales price, offset by the decrease in ready-mix concrete sales volumes, net sales of our operations in our Rest of Asia segment, in U.S. Dollar terms, decreased approximately 11% in 2012 compared to 2011.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 17% before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable, in 2012 compared to 2011, in U.S. Dollar terms, primarily as a result of a decrease in worldwide cement volumes and a decrease in our other business, such as transport, public works, and coating and surfacing operations, partially offset by an increase in cement average sale price. For the year ended December 31, 2012, our trading operations’ net sales represented approximately 37% and our information technology solutions company 21% of our Others segment’s net sales.

Cost of Sales. Our cost of sales, including depreciation, increased approximately 2%, from Ps136.2 billion in 2011 to Ps138.7 billion in 2012, primarily due to higher electric power and raw material costs. As a percentage of net sales, cost of sales decreased from 71.7% in 2011 to 70.4% in 2012, mainly as a result of savings from our cost reduction initiatives and lower fuel costs. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps8.1 billion in 2011 and Ps7.9 billion in 2012; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item (except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales), and which, for the years ended December 31, 2011 and 2012, represented Ps16.2 billion and Ps17.6 billion, respectively.

Gross Profit. For the reasons explained above, our gross profit increased approximately 9%, from approximately Ps53.7 billion in 2011 to approximately Ps58.3 billion in 2012. As a percentage of net sales, gross profit increased from approximately 28.3% in 2011 to 29.6% in 2012. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps16.2 billion in 2011 and approximately Ps17.6 billion in 2012.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 43%, from approximately Ps12.1 billion in 2011 to approximately Ps17.2 billion in 2012. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 6.4% in 2011 to 8.7% in 2012. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net from our operations in Mexico increased approximately 3%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps13.1 billion in 2011 to an operating earnings before other expenses, net of approximately Ps13.6 billion in 2012. The increase resulted primarily from higher domestic cement and ready-mix concrete average sale prices, private consumption and manufacturing activity.

United States

Our operating loss before other expenses, net from our operations in the United States decreased approximately 23%, in Peso terms, from an operating loss before other expenses, net of approximately Ps7.9 billion in 2011 to an operating loss before other expenses, net of approximately Ps6.1 billion in 2012. The decrease resulted primarily from higher domestic cement and ready-mix concrete sale volumes and average sale prices, driven by the improvement in demand in most of our markets.

Northern Europe

United Kingdom

Our operating loss before other expenses, net from our operations in the United Kingdom decreased significantly, in Peso terms, from an operating loss before other expenses, net of approximately Ps147 million in 2011 to an operating earnings before other expenses, net of approximately Ps914 million in 2012. The increase resulted primarily from the changes to defined benefits plans, which led to a curtailment event and also affected prior service costs, generating a net gain in the operating results for 2012 of approximately Ps1,914 million (U.S.$146 million).

Germany

Our operating earnings before other expenses, net from our operations in Germany decreased significantly, in Peso terms, from an operating earnings before other expenses, net of approximately Ps174 million in 2011 to an operating loss before other expenses, net of approximately Ps324 million in 2012. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes caused by a slowdown in the economic environment.

France

Our operating earnings before other expenses, net from our operations in France decreased approximately 28%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps1,056 million in 2011 to an operating earnings before other expenses, net of approximately Ps758 million in 2012. The decrease resulted primarily from lower ready-mix concrete sale volumes caused by the decline in demand in the residential sector.

Rest of Northern Europe

Our operating earnings before other expenses, net from our operations in our Rest of Northern Europe segment increased approximately 36%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps648 million in 2011 to an operating earnings before other expenses, net of approximately Ps881 million in 2012. The increase resulted primarily from production cost reductions in all of our markets in the region.

The Mediterranean

Spain

Our operating earnings before other expenses, net from our operations in Spain decreased approximately 25%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps894 million in 2011 to an operating earnings before other expenses, net of approximately Ps671 million in 2012. The decrease resulted primarily from lower domestic cement and ready-mix concrete sale volumes caused by adverse economic conditions that affected the performance of the residential sector.

Egypt

Our operating earnings before other expenses, net from our operations in Egypt decreased approximately 21%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps2.4 billion in 2011 to an operating earnings before other expenses, net of approximately Ps1.9 billion in 2012. The decrease resulted primarily from a decline in domestic cement and ready-mix concrete sale volumes and average sales prices, caused by a decrease in infrastructure spending.

Rest of the Mediterranean

Our operating earnings before other expenses, net from our operations in our Rest of the Mediterranean segment increased approximately 12%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps682 million in 2011 to an operating earnings before other expenses, net of approximately Ps761 million in 2012. The increase resulted primarily from higher domestic cement and ready-mix concrete sale volumes and average sale prices in Israel, as well as production cost reductions in Israel.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net from our operations in Colombia increased approximately 76%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps2.6 billion in 2011 to an operating earnings before other expenses, net of approximately Ps4.5 billion in 2012. The increase resulted primarily from higher domestic cement and ready-mix sale concrete sale volumes and average sale prices driven by infrastructure sector activity and residential sector recovery.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net from our operations in our Rest of South America and the Caribbean segment increased approximately 24%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps3.0 billion in 2011 to an operating earnings before other expenses, net of approximately Ps3.7 billion in 2012. The increase resulted primarily from higher domestic cement sale volumes and domestic cement and ready-mix sale concrete average sale prices driven by new infrastructure and commercial projects.

Asia

The Philippines

Our operating earnings before other expenses, net from our operations in the Philippines increased approximately 66%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps358 million in 2011 to an operating earnings before other expenses, net of approximately Ps595 million in 2012. The increase resulted primarily from higher domestic cement sale volumes and average sale prices driven by a positive trend in the industrial, commercial and residential sectors.

Rest of Asia

Our operating earnings before other expenses, net from our operations in our Rest of Asia segment decreased approximately 31%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps51 million in 2011 to an operating earnings before other expenses, net of approximately Ps35 million in 2012. The decrease resulted primarily from a decline in ready-mix-concrete sale volumes partially offset by an increase in domestic cement sale volumes and average sale prices due to the decrease in project contracts and higher production costs in some countries.

Others

Our operating loss before other expenses, net from our operations in our Others segment decreased approximately 2%, in Peso terms, from an operating loss before other expenses, net of approximately Ps4.8 billion in 2011 to an operating loss before other expenses, net of approximately Ps4.7 billion in 2012. The increase resulted primarily from a decrease in worldwide cement volumes and a decrease in our other business, such as transport, public works, and coating and surfacing operations, partially offset by an increase in cement average sale price.

Other Expenses, Net. Our other expenses, net increased approximately 4%, in Peso terms, from approximately Ps5.4 billion in 2011 to approximately Ps5.7 billion in 2012. The increase resulted primarily from one-time restructuring costs of approximately Ps1,818 million in connection with a 10-year services agreement with IBM. See note 6 to our 2012 audited consolidated financial statements included elsewhere in this annual report. The increase was partially offset by the net effect of the compensation received as a result of the resolution of our legal proceeding with Strabag (see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Strabag Arbitration”) and by a decrease in impairment losses in 2012 compared with 2011.

The most significant items included under this caption for the years ended December 31, 2011 and 2012 are as follows:

	For the Year Ended December 31,
	2011	2012
	(in millions of Mexican Pesos)
Impairment losses	Ps (1,751)	Ps (1,661)
Restructuring costs	(1,959)	(3,079)
Charitable contributions	(140)	(100)
Results from sales of assets and others, net	(1,599)	(852)

	Ps(5,449)	Ps(5,692)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	For the Year Ended December 31,
	2011		2012
	(in millions of Mexican Pesos)
Financial Items:
Financial expense	Ps	(16,627)	Ps	(18,335)
Other financial (expense) income, net:
Financial income		489		620
Results from financial instruments		(76)		178
Foreign exchange result		(1,919)		1,142
Effects of net present value on assets and liabilities and others, net		(708)		(963)

	Ps	(18,841)	Ps	(17,358)

Our aggregate financial items in 2012, which comprises financial expense and other financial (expense) income, net, as reported in our statements of operations, was a loss of approximately Ps17.4 billion, a decrease from a loss of approximately Ps18.8 billion in 2011. The components of the change are shown above.

Our financial expense increased approximately 10%, from approximately Ps16.6 billion in 2011 to approximately Ps18.3 billion in 2012, primarily attributable to the issuance of fixed rate instruments to prepay debt under 2009 Financial Agreement, including our senior secured notes.

Our other financial (expense) income, net comprises our financial income which increased 27%, from Ps489 million in 2011 to Ps620 million in 2012, primarily attributable to the interest earned from temporary investments. Our loss from our financial instruments decreased significantly from a loss of approximately Ps76 million in 2011 to a gain of approximately Ps178 million in 2012, primarily attributable to the disposal of notes issued by PDVSA (see “—CEMEX Venezuela”) in which CEMEX recognized a net gain of approximately Ps169 million, including the effects recognized within other comprehensive income in prior years, and gains in our investments in private funds, partially offset by a negative valuation of derivatives related to shares of CEMEX, S.A.B. de C.V. Our foreign exchange result increased significantly, from a loss of approximately Ps1.9 billion in 2011 to a gain of approximately Ps1.1 billion in 2012, primarily attributable to the appreciation of the Euro, Mexican Peso and the Colombian Peso against the U.S. Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, increased from an expense of approximately Ps708 million in 2011 to an expense of Ps963 million in 2012.

Derivative Financial Instruments. For the years ended December 31, 2011 and 2012, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects and conversion options embedded in the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes, as discussed in note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2012, our loss from our financial instruments decreased significantly for the reasons described above. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased from an expense of approximately Ps12.2 billion in 2011 to an expense of Ps6.1 billion in 2012. This decrease is mainly attributable to our current income tax expense, which decreased from an expense of approximately Ps14.3 billion in 2011 to an income of approximately Ps6.2 billion in 2012, resulting primarily from: a) an income tax benefit related to the expiration of the statute of limitations of uncertain tax positions for approximately Ps120 million in 2011 as compared to approximately Ps1,599 million in 2012 and b) an income tax benefit due to the reduction and settlements of uncertain tax positions of approximately Ps2,634 million in 2011 as compared to Ps18,654 million in 2012, mainly attributed to a decree published by the Mexican authorities that granted an amnesty of certain tax proceedings of up to 80%, and the current situation of the tax uncertainties in Spain that have been re-measured.

Our deferred tax benefit decreased from a benefit of approximately Ps2.1 billion in 2011 to a expense of approximately Ps12.3 billion in 2012. The decrease in our deferred tax benefit was primarily attributable to the cancellation of deferred tax assets associated with tax loss carryforwards in Spain. See note 19 to our 2012 audited consolidated financial statements included elsewhere in this annual report. For each of the years ended December 31, 2011 and 2012, our approximate statutory income tax rate was 30%.

Our effective tax rate in 2011 resulted in a negative tax rate of 97.2%, considering a loss before income tax of approximately Ps12.6 billion, while our effective tax rate in 2012 resulted in a negative tax rate of 119%, considering a loss before income tax of approximately Ps5.1 billion. See “Item 3—Key Information—Risk Factors—The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2012 decreased 55%, from a consolidated net loss of approximately Ps24.8 billion in 2011 to a consolidated net loss of approximately Ps11.2 billion in 2012.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net loss attributable to those subsidiaries. Non-controlling interest net gain increased, from a gain of Ps21 million in 2011 to a gain of Ps662 million in 2012, primarily attributable to the CEMEX Latam Offering, partially offset by our acquisition of the 49% non-controlling interest in an indirect holding company of Global Cement, S.A. during October, 2012 in a private transaction and the 38.8% acquisition of a non-controlling interest in Readymix Investments, an indirect subsidiary of CEMEX España, through a public tender offer commenced on March 12, 2012.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net loss, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss decreased 52%, from a net loss of approximately Ps24.8 billion in 2011 to a controlling interest net loss of approximately Ps11.9 billion in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2011 compared to the year ended December 31, 2010 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “—Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4 to our audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+1%	+6%	+19%	+3%	+6%
United States(2)	-2%	+7%	—	Flat	+3%
Northern Europe
United Kingdom	+6%	+11%	—	+2%	+2%
Germany	+14%	+13%	—	-1%	Flat
France	N/A	+12%	—	N/A	+1%
Rest of Northern Europe(3)	+16%	+15%	—	+2%	+4%
The Mediterranean
Spain	-19%	-21%	+6%	Flat	-1%
Egypt	-3%	-17%	—	-7%	-9%
Rest of the Mediterranean(4)	-6%	+13%	—	+2%	+5%
South America and the Caribbean
Colombia	+5%	+29%	—	+10%	+6%
Rest of South America and the Caribbean(5)	+4%	+5%	—	+5%	+7%
Asia
Philippines	-5%	—	+19%	-8%	—
Rest of Asia(6)	+8%	-8%	—	+2%	+12%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(3)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(4)	Includes mainly the operations in Croatia, the UAE and Israel.
(5)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(6)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.

On a consolidated basis, our cement sales volumes increased approximately 2%, from 65.6 million tons in 2010 to 66.8 million tons in 2011, and our ready-mix concrete sales volumes increased approximately 8%, from 51.0 million cubic meters in 2010 to 54.9 million cubic meters in 2011. Our net sales increased approximately 7%, from Ps177.6 billion in 2010 to Ps189.9 billion in 2011, and our operating earnings before other expenses, net increased approximately 12%, from Ps10.7 billion in 2010 to Ps12.1 billion in 2011.

The following tables present selected financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the years ended December 31, 2011 and 2010. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown on note 4 to our audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2010		2011
				(in millions of Mexican Pesos)
Mexico	+1%	—	+1%	Ps	42,907	Ps	43,361
United States(2)	+1%	+3%	+4%		31,575		32,759
Northern Europe
United Kingdom	+7%	+3%	+10%		14,320		15,757
Germany	+12%	+6%	+18%		13,524		15,975
France	+12%	+4%	+16%		12,179		14,170
Rest of Northern Europe(3)	+7	+15%	+22%		11,677		14,278
The Mediterranean
Spain	-14%	+3%	-11%		8,013		7,142
Egypt	-11%	-8%	-19%		8,053		6,516
Rest of the Mediterranean(4)	+8%	-1%	+7%		7,253		7,762
South America and the Caribbean
Colombia	+21%	+2%	+23%		6,964		8,533
Rest of South America and the Caribbean(5)	+8%	+13%	+21%		12,315		14,852
Asia
Philippines	-10%	+2%	-8%		4,014		3,701
Rest of Asia(6)	+5%	-2%	+3%		2,512		2,597
Others(7)	+26%	+55%	+81%		8,216		14,857

Net sales before eliminations			+10%	Ps	183,522	Ps	202,260
Eliminations from consolidation					(5,881)		(12,373)

Consolidated net sales			+7%	Ps	177,641	Ps	189,887

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Earnings (Loss) For the Year Ended December 31,
				2010		2011
				(in millions of Mexican Pesos)
Mexico	+10%	—	+10%	Ps	11,934	Ps	13,145
United States(2)	-4%	+6%	+6%		(8,370)		(7,907)
Northern Europe
United Kingdom	+80%	—	+80%		(723)		(147)
Germany	>100%	N/A	>100%		(270)		174
France	91%	N/A	>100%		516		1,056
Rest of Northern Europe(3)	>100%	N/A	>100%		(112)		648
The Mediterranean
Spain	-32%	+17%	-15%		1,047		894
Egypt	-36%	+1%	-35%		3,699		2,422
Rest of the Mediterranean(4)	>100%	N/A	+45%		471		682
South America and the Caribbean
Colombia	+16%	+2%	+18%		2,179		2,568
Rest of South America and the Caribbean(5)	-3%	+23%	+20%		2,462		2,956
Asia
Philippines	-58%	-6%	-64%		996		358
Rest of Asia(6)	-10%	-37%	-47%		96		51
Others(7)	+2%	-54%	-52%		(3,189)		(4,836)

Operating earnings before other expenses, net			+12%	Ps	10,736	Ps	12,064

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(3)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(4)	Includes mainly the operations in Croatia, the UAE and Israel.
(5)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(6)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.
(7)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased approximately 7%, from approximately Ps178 billion in 2010 to Ps190 billion in 2011. The increase in net sales was primarily attributable to higher volumes and prices in our main markets. The infrastructure and residential sectors continue to be the main drivers of demand in most of our markets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data below is presented before eliminations resulting from consolidation. The discussion of net sales information below is presented before the eliminations resulting from consolidation shown on note 4 of our 2012 audited consolidated financial statements included elsewhere in this annual report.

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

United States

Our domestic cement sales volumes from our operations in the United States, which include cement purchased from our other operations, decreased approximately 2% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 7% during the same period. The increases in our ready-mix concrete sales volumes of our operations in the United States resulted primarily from the consolidation of the Ready Mix USA joint venture in August 2011. During the year, construction activity in the residential sector remained relatively stagnant due to excess inventory, tight credit conditions, weak job market and lack of confidence in the economy. In addition, continued weakness in state fiscal conditions and uncertainty over federal funding negatively affected the infrastructure sector. The industrial and commercial sector continued to show improvement. Our net sales from our operations in the United States represented approximately 16% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in the United States remained flat, in U.S. Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 3%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 29%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 42% of our net sales for our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and average sales prices, partially offset by the decrease in domestic cement sales volumes, our net sales in the United States, in U.S. Dollar terms, increased approximately 1% in 2011 compared to 2010.

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

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 19% in 2011 compared to 2010, while ready-mix concrete sales volumes decreased approximately 21% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes were the result of lower construction activity across all regions and demand sectors. The residential sector was negatively affected by high inventory levels and lack of financing, with housing permits at all-time lows. Large budget cuts and lack of economic resources negatively affected the infrastructure sector activity. Furthermore, activity from the industrial and commercial sector declined, given the lack of visibility, high risk premium, unfavorable macroeconomic conditions and tighter credit. Our net sales from our operations in Spain represented approximately 4% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 29% of our cement sales volumes in Spain for the year ended December 31, 2011, increased by approximately 6% in 2011 compared to 2010, primarily as a result of higher export volumes to Europe, partially offset by lower export volumes to Africa. Of such total cement export volumes, 31% was shipped to Europe and the Middle East, and 69% to Africa. Our average domestic sales price of cement of our operations in Spain remained flat, in Euro terms, in 2011 compared to 2010, and the average price of ready-mix concrete decreased approximately 1%, in Euro terms, over the same period. For the year ended December 31, 2011, cement represented approximately 67%, ready-mix concrete approximately 20% and our aggregates and other businesses approximately 13% of net sales for our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

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

Rest of the Mediterranean

In 2011, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 6% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 13% during the same period. The decrease in domestic cement sales volumes resulted primarily from a slowdown in construction activity in our operations in Croatia and the UAE, and the increase in ready-mix concrete sales volumes resulted primarily from an upturn in the housing sector and more infrastructure projects in our operations in Israel. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in our Rest of the Mediterranean increased approximately 2%, in U.S. Dollar terms, in 2011 compared to 2010, and the average price of ready-mix concrete increased approximately 5%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 25%, ready-mix concrete approximately 58% and our aggregates and other businesses approximately 17% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in domestic cement sales volumes, net sales in our Rest of the Mediterranean segment, in U.S. Dollar terms, increased approximately 8% in 2011 compared to 2010.

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

Rest of South America and the Caribbean

In 2011, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 4% in 2011 compared to 2010, and ready-mix concrete sales volumes increased approximately 5% during the same period. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 8% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in our Rest of South America and the Caribbean segment increased approximately 5%, in U.S. Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 7%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 72%, ready-mix concrete approximately 20% and our other businesses approximately 8% of net for our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in our Rest of South America and the Caribbean segment, in U.S. Dollar terms, increased approximately 21% in 2011 compared to 2010.

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

Rest of Asia

In 2011, our operations in our Rest of Asia segment included our operations in Thailand, Bangladesh, China and Malaysia. Our domestic cement volumes from our operations in our Rest of Asia segment increased approximately 8% in 2011 compared to 2010, and ready-mix concrete sales volumes decreased approximately 8% during the same period. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2011, in Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in our Rest of Asia segment increased approximately 2%, in U.S. Dollar terms, in 2011 compared to 2010, and the average sales price of ready-mix concrete increased approximately 12%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2011, cement represented approximately 31%, ready-mix concrete approximately 57% and our other businesses approximately 12% of net sales for our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in ready-mix concrete sales volumes, net sales of our operations in our Rest of Asia segment, in U.S. Dollar terms, decreased approximately 2% in 2011 compared to 2010.

Others

Our Others segment includes our cement, trade maritime operations, our information technology solutions business and other minor subsidiaries with different lines of business. Net sales of our Others segment increased approximately 26% before eliminations resulting from consolidation in 2011 compared to 2010, in U.S. Dollar terms, primarily as a result of an increase of approximately 48% in our worldwide cement, clinker and slag trading operations. For the year ended December 31, 2011, our trading operations’ net sales represented approximately 62%, and our information technology solutions company 21%, of our Others segment’s net sales.

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

Gross Profit. For the reasons explained above, our gross profit increased approximately 8%, from approximately Ps49.7 billion in 2010 to approximately Ps53.7 billion in 2011. As a percentage of net sales, gross profit increased from approximately 28% in 2010 to 28.3% in 2011. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps13.2 billion in 2010 and approximately Ps16.2 billion in 2011.

Administrative, selling and distribution expenses. Our administrative, selling and distribution expenses increased approximately 6%, from approximately Ps39.1 billion in 2010 to approximately Ps41.7 billion in 2011, primarily as a result of higher distribution expenses, which were partially offset by savings from our cost-reduction initiatives. As a percentage of net sales, our administrative, selling and distribution expenses represented approximately 22% in 2010 and 2011. See note 2R to our 2012 audited consolidated financial statements included elsewhere in this annual report.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 11%, from approximately Ps10.7 billion in 2010 to approximately Ps12.0 billion in 2011. As a percentage of net sales, operating earnings before other expenses, net represented approximately 6% in each of 2010 and 2011. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net from our operations in Mexico increased approximately 10%, from approximately Ps11.9 billion in 2010 to approximately Ps13.1 billion in 2011, in Peso terms. The increase in operating earnings before other expenses, net was primarily attributable to the increases in domestic cement and ready-mix concrete sales volumes and average sales prices.

United States

Our operating loss before other expenses, net from our operations in the U.S. improved approximately 6%, from an operating loss before other expenses, net of approximately Ps8.4 billion in 2010 to an operating loss before other expenses, net of approximately Ps7.9 billion in 2011, in Peso terms. As mentioned above, the improvement in operating loss before other expenses, net resulted primarily from the consolidation of the Ready Mix USA joint venture and increases in ready-mix concrete sales volumes and average sales prices.

Northern Europe

United Kingdom

Our operating loss before other expenses, net from our operations in the United Kingdom improved approximately 80%, from an operating loss before other expenses, net of approximately Ps723 million in 2010 to an operating loss before other expenses, net of approximately Ps147 million in 2011, in Peso terms. The increase in the operating earnings before other expenses, net of our operations in the United Kingdom during 2011 compared to 2010 resulted primarily from higher domestic cement and ready-mix concrete sales volumes and average sales prices.

Germany

Our operating earnings before other expenses, net from our operations in Germany increased significantly, from an operating loss before other expenses, net of Ps270 million in 2010 to an operating earnings before other expenses, net of Ps174 million in 2011, in Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sales volumes as a result of the positive momentum of the residential sector.

France

Our operating earnings before other expenses, net from our operations in France improved significantly, from approximately Ps516 million in 2010 to approximately Ps1.1 billion in 2011, in Peso terms. The increase resulted primarily from higher ready-mix concrete and aggregates sales volumes and average sales prices driven by the residential sector.

Rest of Northern Europe

Our operating earnings before other expenses, net from our operations in our Rest of Northern Europe segment increased significantly, from an operating loss before other expenses, net of approximately Ps112 million in 2010 to an operating earnings before other expenses, net of approximately Ps648 million in 2011, in Peso terms. The increase in our operating earnings before other expenses, net from our operations in our Rest of Northern Europe segment resulted from higher domestic cement and ready-mix concrete sales volumes and average sales prices.

The Mediterranean

Spain

Our operating earnings before other expenses, net from our operations in Spain decreased approximately 15%, from approximately Ps1 billion in 2010 to Ps894 million in 2011, in Peso terms. The decrease in operating earnings before other expenses, net resulted primarily from decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete average sales prices as the result of lower construction activity across all regions and demand sectors.

Egypt

Our operating earnings before other expenses, net from our operations in Egypt decreased approximately 35%, from approximately Ps3.7 billion in 2010 to Ps2.4 billion in 2011, in Peso terms. The decrease in operating earnings before other expenses, net resulted primarily from decreases in domestic cement and ready-mix concrete sales volumes and average sales prices given the country’s political and social unrest, which slowed Egypt’s economy and affected the overall business environment.

Rest of the Mediterranean

Our operating earnings before other expenses, net from our operations in our Rest of the Mediterranean segment increased approximately 45%, from approximately Ps471 million in 2010 to Ps682 million in 2011, in Peso terms. The increase in operating earnings before other expenses, net resulted primarily from increases in ready-mix concrete sales volumes and average sales prices.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net from our operations in Colombia increased approximately 18%, from approximately Ps2.2 billion in 2010 to approximately Ps2.6 billion in 2011, in Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sales volumes, which benefited from higher construction spending in the industrial and commercial sector, primarily on warehouses and commercial buildings.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net from our operations in our Rest of South America and the Caribbean segment increased approximately 20%, from approximately Ps2.5 billion in 2010 to Ps2.9 billion in 2011, in Peso terms. The increase in operating earnings before other expenses, net resulted primarily from increases in domestic cement and ready-mix concrete sales volumes and average sales prices in our markets.

Asia

The Philippines

Our operating earnings before other expenses, net from our operations in the Philippines decreased approximately 64%, from approximately Ps996 million in 2010 to approximately Ps358 million in 2011, in Peso terms. The decrease in operating earnings before other expenses, net resulted primarily from a decrease in domestic cement sales volumes and average sales prices.

Rest of Asia

Our operating earnings before other expenses, net from our operations in our Rest of Asia segment decreased approximately 47%, from approximately Ps96 million in 2010 to approximately Ps51 million in 2011, in Peso terms.

Others

Our operating loss before other expenses, net from our Others segment increased approximately 52%, from an operating loss before other expenses, net of approximately Ps3.2 billion in 2010 to an operating loss before other expenses, net of approximately Ps4.8 billion, in 2011 in Peso terms. The increase in operating loss before other expenses, net resulted primarily from a substantial increase in our worldwide cement, clinker and slag trading operations.

Other Expenses, Net. Our other expenses, net, decreased approximately 14%, from approximately Ps6.3 billion in 2010 to approximately Ps5.4 billion in 2011, primarily due to results from sales of assets and the net effect of the compensation for the nationalization of our operations in Venezuela, partially offset by the increase in our restructuring cost due to our transformation process.

The most significant items included under this caption in 2010 and 2011 are as follows:

	2010		2011
	(in millions of Mexican Pesos)
Restructuring costs	Ps	(897)	Ps	(1,959)
Impairment losses		(1,904)		(1,751)
Charitable contributions		(385)		(140)
Results from sales of assets and others, net		(3,149)		(1,599)

	Ps	(6,335)	Ps	(5,449)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	Year Ended December 31,
	2010		2011
	(in millions of Mexican Pesos)
Financial items:
Financial expense	Ps	(14,753)	Ps	(16,627)
Other financial (expense) income, net:
Financial income		483		489
Results from financial instruments		(1,103)		(76)
Foreign exchange result		895		(1,919)
Effects of net present value on assets and liabilities and others, net		(798)		(708)

	Ps	(15,276)	Ps	(18,841)

Our aggregate financial items in 2011, which comprises interest expense and other financial income (expense), net, as reported in our statements of operations, was a loss of approximately Ps18.8 billion, an increase from the loss of approximately Ps15.3 billion in 2010. The components of the change are shown above.

Our financial expense increased approximately 13%, from approximately Ps14.7 billion in 2010 to approximately Ps16.6 billion in 2011. The increase was primarily attributable to the issuance of fixed rate instruments to prepay debt under the 2009 Financing Agreement, improve our liquidity and for general corporate purposes.

Other financial (expense) income, net comprises our financial income which increased 1%, from Ps483 million in 2010 to Ps489 million in 2011. Our loss from our financial instruments decreased substantially, from a loss of approximately Ps1.0 billion in 2010 to a loss of approximately Ps76 million in 2011. This loss resulted primarily from negative valuations of equity derivatives related to shares of CEMEX, S.A.B. de C.V. and Axtel, S.A.B. de C.V., or Axtel. Our foreign exchange result decreased, from a gain of approximately Ps895 million in 2010 to a loss of approximately Ps1.9 billion in 2011, mainly due to the depreciation of the Mexican Peso against the U.S. Dollar during 2011. The accretion expense or income, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, decreased from an expense of approximately Ps798 million in 2010 to an expense of Ps708 million in 2011.

Derivative Financial Instruments. For the years ended December 31, 2010 and 2011, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects and conversion options embedded in our convertible notes, as discussed in note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2011, our “Results from financial instruments” improved to a net loss of approximately Ps76 million under the item compared to a net loss of approximately Ps1,103 million in 2010. This improvement in 2011 was mainly attributable to positive changes in the fair value of the conversion options embedded in our convertible notes, which partially offset losses generated from the changes in fair value of our other derivative instruments related to shares of CEMEX, S.A.B. de C.V. and Axtel. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, increased from an expense of approximately Ps2 billion in 2010 to an expense of Ps12.2 billion in 2011. This increase is mainly attributable to our current income tax expense, which increased from an expense of approximately Ps4.7 billion in 2010 to an expense of approximately Ps14.3 billion in 2011. This increase of approximately Ps9.6 billion in the current income tax expense was mainly a result of: a) an income tax benefit related to the expiration of the statute of limitations of uncertain tax positions for approximately Ps4.2 billion in 2010 as compared to approximately Ps120 million in 2011; b) the income tax expense recognized during the period associated to changes in the expected outcome in several of our uncertain tax positions, primarily in connection with uncertain tax positions in Mexico, which led to a net increase in our unrecognized tax benefits provision and consequently a net expense for approximately Ps3.5 billion in 2011 as compared to a net expense of approximately Ps2.2 billion in 2010, including in both periods interest and penalties; c) the reclassification to equity of current income tax benefit in both periods associated with foreign exchange losses that were recorded directly in equity for approximately Ps4.8 billion in 2010 as compared to approximately Ps6.0 billion in 2011; and d) an income tax benefit of approximately Ps2.9 billion in 2010 related to the changes in the tax consolidation regime in Mexico.

Our deferred tax benefit decreased from a benefit of approximately Ps2.6 billion in 2010 to a benefit of approximately Ps2.1 billion in 2011. The decrease in our deferred tax benefit was primarily attributable to the increase in valuation allowances relating to tax loss carryforwards in certain countries. See notes 19 and 19D to our 2012 consolidated financial statements included elsewhere in this annual report. For each of the years ended December 31, 2010 and 2011, our approximate statutory income tax rate was 30%.

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

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities before financial expenses, Perpetual Debenture coupons and income taxes paid in cash were approximately Ps26.0 billion in 2010, Ps23.6 billion in 2011 and Ps29.9 billion in 2012. See our statement of cash flows included elsewhere in this annual report. Our management is of the opinion that working capital is sufficient for our present requirements.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2010, 2011 and 2012.

Our primary sources and uses of cash during the years ended December 31, 2010, 2011 and 2012 were as follows:

	For the Year Ended December 31,
	2010		2011		2012
	(in millions of Mexican Pesos)
Operating activities
Consolidated net loss		(13,436)		(24,767)		(11,219)
Non-cash items		40,011		49,110		43,164
Changes in working capital, excluding income taxes		(623)		(727)		(2,048)

Net cash flows provided by operations before interest and income taxes		25,952		23,616		29,897
Financial expense, Perpetual Debenture coupons and income taxes paid in cash		(19,278)		(17,130)		(24,273)

Net cash flows provided by operating activities		6,674		6,486		5,624
Investing activities
Property, machinery and equipment, net		(4,726)		(3,198)		(5,597)
Disposal (acquisition) of subsidiaries and associates, net		1,172		1,232		(895)
Other long term assets and others, net		1,682		474		4,258

Net cash flows used in investing activities		(1,872)		(1,492)		(2,234)
Financing activities
Issuance of common stock		5		11		—
Issuance of common stock by subsidiaries		—		—		12,442
Derivative financial instruments		69		(5,464)		1,633
Issuance (repayment) of debt, net		(9,615)		5,702		(17,239)
Securitization of trade receivables		121		2,890		(193)
Non-current liabilities and others, net		140		1,430		(1,679)

Net cash flows (used in) provided by financing activities		(9,280)		4,569		(5,036)

Increase (decrease) in cash and cash equivalents		(4,478)		9,563		(1,646)
Conversion effects		(1,272)		(1,789)		(2,004)
Cash and cash equivalents at beginning of period		14,104		8,354		16,128

Cash and cash equivalents at end of period	Ps	8,354	Ps	16,128	Ps	12,478

2012. During 2012, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps2.0 billion, there was a decrease in cash and cash equivalents of approximately Ps3.7 billion. This decrease was generated by our net cash flows used in financing activities of approximately Ps5.0 billion and our net cash flows used in investing activities of approximately Ps2.2 billion, partially offset by our net cash flows generated by operating activities, which, after financial expense, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps24.3 billion, amounted to approximately Ps5.6 billion.

For the year ended December 31, 2012, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps2.0 billion, which was primarily comprised of cash flows applied to other accounts payable and accrued expenses, other accounts receivable and other assets and trade accounts payable, for an aggregate amount of approximately Ps6.4 billion, partially offset by cash flows originated by trade accounts receivable and inventories for an aggregate amount of approximately Ps4.4 billion.

During 2012, our net cash flows provided by operating activities after financial expense, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps5.6 billion, our net resources applied in financing activities of approximately Ps5.0 billion, which include payments to our debt, net for an aggregate amount of approximately Ps17.2 billion, partially offset by our cash flows provided by the issuance of common stock by subsidiaries for an aggregate amount of approximately Ps12.4 billion, related mainly in connection with Cemex Latam outstanding common shares.

2011. During 2011, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps1.8 billion, there was an increase in cash and cash equivalents of approximately Ps7.8 billion. This increase was generated by our net cash flows provided by operating activities, which after financial expense, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps17.1 billion amounted to approximately Ps6.5 billion, and net cash flows provided by financing activities of approximately Ps4.6 billion, partially offset by net cash flows used in investing activities of approximately Ps1.5 billion.

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

2010. During 2010, including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.3 billion, there was a decrease in cash and investments of approximately Ps5.8 billion. This decrease was generated by net cash flows used in financing activities of approximately Ps9.3 billion and by net cash flows used in investing activities of approximately Ps1.9 billion, partially offset by our net cash flows provided by operating activities, which after financial expenses, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps19.3 billion, amounted to approximately Ps6.7 billion.

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

As of December 31, 2012, we had the following uncommitted lines of credit, at annual interest rates ranging between approximately 2.14% and 10.0%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	6,491	4,243
Other lines of credit from banks	456	—

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2011 and 2012, and our expected capital expenditures during 2013, which include an allocation to 2013 of a portion of our total future committed amount, are as follows:

	Actual For the Year Ended December 31,		Estimated in 2013
	2011	2012
	(in millions of U.S. Dollars)
Mexico	87	98	90
United States	66	149	131
Northern Europe
United Kingdom	47	43	32
Germany	26	35	31
France	22	21	19
Rest of Northern Europe(1)	39	48	45
The Mediterranean
Egypt	13	21	21
Spain	39	26	12
Rest of Mediterranean(2)	22	24	23
South America and the Caribbean
Colombia	20	81	75
Rest of South America and the Caribbean(3)	43	38	40
Asia
Philippines	36	19	15
Rest of Asia(4)	5	5	7
Others	3	1	159

Total consolidated	468	609	700

Of which
Expansion capital expenditures	136	178	200
Base capital expenditures	332	431	500

(1)	Refers mainly to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia as well as trading activities in Scandinavia and Finland.
(2)	Includes our operations in Croatia, the UAE and Israel.
(3)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(4)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

For the years ended December 31, 2011 and 2012, we recognized U.S.$468 million and U.S.$609 million in capital expenditures, respectively. As of December 31, 2012, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$700 million, including our capital expenditures estimated to be incurred during 2013. This amount is expected to be incurred during 2013, based on the evolution of the related projects. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are in the aggregate not to exceed U.S.$350.0 million (or its equivalent)).

Our Indebtedness

As of December 31, 2012, we had approximately Ps218,026 million (U.S.$16,967 million) (principal amount Ps226,957 million (U.S.$17,662 million)) of total debt plus other financial obligations, which does not include approximately Ps6,078 million (U.S.$473 million) of Perpetual Debentures. See notes 16A, 16B and 20D to our 2012 audited consolidated financial statements included elsewhere in this annual report. Of our total debt plus other financial obligations, approximately 3.5% were short-term (including current maturities of long-term debt) and 96.5% were long-term. As of December 31, 2012, approximately 81% of our total debt plus other financial obligations was Dollar-denominated, approximately 14% was Euro-denominated, approximately 5% was Peso-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement notes to February 14, 2014. On July 5, 2012, we launched an exchange offer and consent request (the “Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement, pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement, including the deletion of all mandatory prepayment provisions, the release of the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral, and the deletion of certain representations, information undertakings, financial covenants, general undertakings and events of default thereunder (together, the “Amendment Consents”). In addition, we offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our September 2012 Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, we successfully completed the refinancing transactions contemplated by the Exchange Offer and Consent Request (collectively, the “Refinancing Transaction”), and we and certain of our subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “Amendment and Restatement Agreement”), pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement, dated September 17, 2012 (the “Facilities Agreement”), pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes remained outstanding under the 2009 Financing Agreement as of September 17, 2012. The aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement was subsequently repaid in full, as a result of prepayments made in accordance with the Facilities Agreement.

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust, as collateral, the Collateral, and all proceeds of the Collateral, to secure our payment obligations under the Facilities Agreement and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Item 3—Key Information—Risk Factors—We pledged the capital stock of subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Facilities Agreement, the Senior Secured Notes and other financing arrangements.” Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released.

As of December 31, 2012, we had an aggregate principal amount of outstanding debt under the 2009 Financing Agreement of approximately Ps605 million (U.S.$47 million) (principal amount Ps703 million (U.S.$55 million)) maturing on February 14, 2014. In connection with the issuance of the March 2013 Notes, we used a portion of the proceeds from the offering for the repayment in full of the remaining indebtedness under the 2009 Financing Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments.”

As of December 31, 2012, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps52,406 million (U.S.$4,078 million) (principal amount Ps53,798 million (U.S.$4,187 million)), all of which matures in 2017. However, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Item 3—Key Information—Risk Factors—If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.”

For a discussion of restrictions and covenants under the Facilities Agreement, see “Item 3—Key Information—Risk Factors—The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

For a description of the Senior Secured Notes, see “—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	Senior Secured Notes(3)	Facilities Agreement	Perpetual Debentures	Eurobonds	CBs(4)
Amount outstanding as of December 31, 2012(1)(2)	U.S.$9,481 million (Ps121,831 million) (principal amount U.S.$9,548 million (Ps122,694 million))	U.S.$4,078 million (Ps52,406 million) (principal amount U.S.$4,187 million (Ps53,798 million))	U.S.$706 million (Ps9,078 million)	U.S.$325 million (Ps4,178 million) (principal amount U.S.$327 million (Ps4,197 million))	U.S.$44 million (Ps568 million)
CEMEX, S.A.B. de C.V.	✓	✓	✓		✓
CEMEX España	✓	✓		✓
CEMEX México	✓	✓	✓		✓
New Sunward	✓	✓	✓
CEMEX Corp.	✓	✓
CEMEX Finance LLC	✓	✓
CEMEX Research Group	✓	✓
CEMEX Shipping	✓	✓
CEMEX Asia	✓	✓
CEMEX France	✓	✓
CEMEX UK	✓	✓
CEMEX Egyptian Investments	✓	✓
CEMEX Concretos	✓	✓
Empresas Tolteca	✓	✓			✓
C5 Capital (SPV) Ltd.			✓
C8 Capital (SPV) Ltd.			✓
C10 Capital (SPV) Ltd.			✓
C10-EURCapital (SPV) Ltd.			✓
CEMEX Finance Europe B.V				✓

(1)	Includes Senior Secured Notes, Perpetual Debentures and Eurobonds held by CEMEX.
(2)	As adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement.

(3)	CEMEX Finance LLC is neither the issuer of, nor does it provide a guarantee for, the May 2010 Notes, Additional May 2010 Notes, January 2011 Notes, Additional January 2011 Notes, April 2011 Notes, March 2012 Notes, September 2012 Notes and March 2013 Notes. On March 25, 2013, CEMEX Corp., CEMEX Concretos and Empresas Tolteca became guarantors of the May 2010 Notes, Additional May 2010 Notes, January 2011 Notes, Additional January 2011 Notes, April 2011 Notes, March 2012 Notes and March 2013 Notes.
(4)	Includes long-term secured CBs.

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

The continued weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant Transactions Related to Our Indebtedness During 2012

As of December 31, 2012, as adjusted to give effect to the issuance of the March 2013 Notes, the Eurobond Tender Offer and the prepayment of the 2009 Financing Agreement, we had approximately Ps221,971 million (U.S.$17,274 million) (principal amount Ps230,863 million (U.S.$17,966 million)) of total debt plus other financial obligations, which does not include approximately Ps6,078 million (U.S.$473 million) of Perpetual Debentures. Our financing activities through December 31, 2011 are described in the 2011 20-F. The following is a description of our most relevant transactions related to our indebtedness in 2012:

•

On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$704 million aggregate principal amount and €179 million aggregate principal amount of the March 2012 Notes in exchange for Perpetual Debentures and the Eurobonds, pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act.

•

On September 17, 2012, we successfully completed the Refinancing Transaction, and we and certain of our subsidiaries entered into (a) the Amendment and Restatement Agreement pursuant to which the Amendment Consents were given effect, and (b) the Facilities Agreement, pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. In addition, on September 17, 2012, CEMEX, S.A.B. de C.V. issued U.S.$500 million aggregate principal amount of the September 2012 Notes to such participating creditors that elected to receive the September 2012 Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. See “—Liquidity and Capital Resources—Our Indebtedness.”

•

On October 12, 2012, CEMEX Finance LLC issued U.S.$1.5 billion aggregate principal amount of the October 2012 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. Through these and prior repayments, including from the proceeds of the CEMEX Latam Offering, taken together with the repayment in full of the remaining indebtedness under the 2009 Financing Agreement in connection with the issuance of the March 2013 Notes (see “—Recent Developments”), we have addressed all maturities under the 2009 Financing Agreement and have addressed all maturities under the Facilities Agreement until February 14, 2017.

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2011 and 2012 are detailed as follows:

	December 31, 2011				December 31, 2012
	Short- term		Long- term	Total	Short- term		Long- term	Total
I. Convertible subordinated notes due 2018	Ps	—	7,451	7,451	Ps	—	7,100	7,100
I. Convertible subordinated notes due 2016		—	11,236	11,236		—	10,786	10,768
II. Convertible subordinated notes due 2015		—	8,829	8,829		—	8,397	8,397
III. Convertible securities due 2019		131	1,703	1,834		152	1,561	1,713
IV. Liabilities secured with accounts receivable		7,052	2,500	9,552		6,013	2,500	8,513
V. Capital leases		528	1,471	1,999		813	2,587	3,400

	Ps	7,711	33,190	40,901	Ps	6,978	32,913	39,891

As mentioned in note 2L to our 2012 audited consolidated financial statements included elsewhere in this annual report, financial instruments convertible into our CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending if the instrument is mandatorily convertible, or is optionally convertible by election of the note holders.

2011 Optional Convertible Subordinated Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million (Ps8,211 million) aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018. The aggregate principal amounts reflect the full exercise of the U.S.$177.5 million and U.S.$90 million over-allotment option granted to the relevant initial purchasers of the 3.25% Convertible Subordinated Notes due 2016 and the 3.75% Convertible Subordinated Notes due 2018, respectively. The 2011 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The initial conversion price was equivalent to an approximate 30% premium to the closing price of our ADSs on March 9, 2011, and the notes are convertible into our ADSs, at any time after June 30, 2011. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions. During 2012 and 2011, changes in the fair value of these capped call transactions generated a gain of approximately U.S.$155 million (Ps1,973 million) and a loss of approximately U.S.$153 million (Ps1,906 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2011 Optional Convertible Subordinated Notes. As a result of the issuance, substantially all the new shares approved at CEMEX, S.A.B. de C.V.’s extraordinary shareholders’ meeting on February 24, 2011 (see note 20 to our 2012 audited consolidated financial statements included elsewhere in this annual report) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. After antidilution adjustments, the conversion rate as of December 31, 2012 was 95.8525 ADSs per U.S.$1,000 principal amount of such notes and as of March 21, 2013, has been further adjusted to 99.6866 ADS per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, under IFRS, we separated the conversion options embedded in these notes and recognized them as a freestanding derivative at fair value through the statements of operations. Changes in fair value of such conversion options generated a loss in 2012 for approximately U.S.$243 million (Ps3,078 million) and a gain in 2011 for approximately U.S.$279 million (Ps3,482 million) (see note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report).

2010 Optional Convertible Subordinated Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015, including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes. The 2010 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the 2010 Optional Convertible Subordinated Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2015 Notes. During 2012 and 2011, changes in the fair value of this capped call transaction generated a gain of approximately U.S.$47 million (Ps594 million) and a loss of approximately U.S.$79 million (Ps984 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report). After antidilution adjustments, the conversion rate as of December 31, 2012 was 82.7227 ADSs per U.S.$1,000 principal amount of such notes and as of March 21, 2013, has been further adjusted to 86.0316 ADS per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, under IFRS, we separated the conversion option embedded in these notes and recognized it as a freestanding derivative at fair value through the statements of operations. Changes in fair value of the conversion option generated a loss in 2012 for approximately U.S.$56 million (Ps708 million) and a gain in 2011 for approximately U.S.$97 million (Ps1,211 million) (see note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report).

Mandatory Convertible Notes

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into Mandatorily Convertible Notes for approximately Ps4,126 million (U.S.$315 million). Reflecting antidilution adjustments, at their scheduled conversion in ten years or earlier if the price of the CPO reaches approximately $30.68, the securities will be mandatorily convertible into approximately 202 million CPOs at a conversion price of approximately $20.4510 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component for Ps1,971 million was recognized within “Other equity reserves.” See note 16B to our 2012 audited consolidated financial statements included elsewhere in this annual report.

Our Receivables Financing Arrangements

Our subsidiaries in the United States, Mexico and France (which incorporated the sale of trade receivables in the United Kingdom) are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2011 and 2012, trade accounts receivable include receivables of Ps12,733 million (U.S.$912 million) and Ps10,792 million (U.S.$840 million), respectively. In October 2012, CEMEX terminated its program in Spain. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps3,181 million and Ps2,280 million as of December 31, 2011 and 2012, respectively. Therefore, the funded amount to CEMEX was Ps$8,512 million (U.S.$662 million) in 2012 and Ps$9,552 million (U.S.$684 million) in 2011. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps390 million (U.S.$31 million) and Ps368 million (U.S.$29 million) in 2011 and 2012, respectively. Our securitization programs are negotiated for specific periods and should be renewed at their maturity. The securitization programs outstanding as of December 31, 2012 in Mexico and the United States were initiated or renewed during 2012 and mature in October 2015 and May 2013, respectively. The securitization programs in France and the United Kingdom were renewed in 2013 and currently mature in March 2014.

Capital leases

As of December 31, 2011 and 2012, we held several operating assets, mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$143 million (Ps1,999 million) and U.S.$265 million (Ps3,400 million), respectively. Future payments associated with these contracts are presented in note 23E to our 2012 audited consolidated financial statements included elsewhere in this annual report.

Our Equity Forward Arrangements

In connection with the sale of CPOs of Axtel (note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report) and in order to maintain exposure to changes in the price of such entity, in March 2008, we entered into a forward contract to be settled in cash over the price of 119 million CPOs of Axtel (59.5 million CPOs with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, we instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of Axtel until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. In addition, during 2011, the other counterparty further extended the maturity of its contract also until April 2012. During 2012, one of the contracts was further extended until October 2013, while other contracts reached its scheduled maturity in April 2012. In March 2012, CEMEX renewed the forward contract to be settled in cash over the price of 59.5 CPOs of Axtel, which is extended until October 2013. Changes in the fair value of this instrument generated losses of approximately U.S.$35 million (Ps437 million) in 2011, and approximately U.S.$7 million (Ps100 million) in 2012.

Perpetual Debentures

As of December 31, 2011 and 2012, non-controlling interest stockholders’ equity included approximately U.S.$938 million (Ps13,089 million) and U.S.$473 million (Ps6,078 million), respectively, representing the principal amount of the Perpetual Debentures. The Perpetual Debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, the Perpetual Debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under IFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the Perpetual Debentures do not have any maturity date, meaning that they were issued to perpetuity, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps1,010 million and Ps453 million in 2011 and 2012, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2012 audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2012, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)		Nominal Amount Outstanding as of December 31, 2012 (in millions)(2)		Repurchase Option	Interest Rate
C5 Capital (SPV) Ltd(1).	December 2006	U.S.$	350	U.S.$	69	Fifth anniversary and at every coupon payment date thereafter	LIBOR 4.277	+ %
C8 Capital (SPV) Ltd.	February 2007	U.S.$	750	U.S.$	137	Eighth anniversary	6.640%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	183	Tenth anniversary	6.722%
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%

(1)	Because we did not exercise our repurchase option by December 31, 2011, the annual interest rate of this series changed to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. We are not permitted to call these Perpetual Debentures under the Facilities Agreement. As of December 31, 2012, 3-month LIBOR was approximately 0.306%.
(2)	Excludes the notional amount of Perpetual Debentures held by subsidiaries, acquired in December 2011 through a series of asset swaps. See notes 16A and 20D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual general ordinary shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2010, 2011 and 2012 annual general ordinary shareholders’ meetings held on February 24, 2011, February 23, 2012 and March 21, 2013, respectively, no stock repurchase program has been proposed between February 2011 and the date of this annual report. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Facilities Agreement and the indentures governing the Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology and Safety is responsible for developing new products for our cement, ready-mix concrete, aggregate and admixture businesses that respond to our clients’ needs, as well as introduce new or improved processing and equipment technology for all our core businesses. The department of the Vice President of Energy and Sustainability has the responsibility to optimize operational efficiencies and reduce our costs and environmental impact through the usage of alternative or biomass fuels, and energy management systems. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Products have also been developed that provide our customers with solutions with better performance and overall lower environment footprint in the whole value chain. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

We have nine laboratories dedicated to our R&D efforts. Eight of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in business processes, information technology and energy management. We have actively registering patents and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different solutions, materials, additives used in the construction industry and the production processes related to them, as well as processes to decrease the use of scarce resources and improve our use of alternative fuels and raw materials.

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

In 2010, 2011 and 2012, the combined total expense of the departments of the Vice President of Energy, Vice President of Technology, which includes R&D activities, amounted to approximately Ps519 million (U.S.$41 million), Ps487 million (U.S.$39 million) and Ps514 million (U.S.$40 million), respectively.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

The 2009 Financing Agreement

On August 14, 2009, we entered into the 2009 Financing Agreement. The 2009 Financing Agreement extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement notes to February 14, 2014, providing for a semi-annual amortization schedule, and, prior to giving effect to the Refinancing Transaction, we had reduced indebtedness under the 2009 Financing Agreement by approximately U.S.$7.7 billion. Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released. As of December 31, 2012, we had an aggregate principal amount of outstanding debt under the 2009 Financing Agreement of approximately Ps605 million (U.S.$47 million) (principal amount Ps703 million (U.S.$55 million)) maturing on February 14, 2014. In connection with the issuance of the March 2013 Notes, we used a portion of the proceeds from the offering for the repayment in full of the remaining indebtedness under the 2009 Financing Agreement. See “—Recent Developments.”

The Facilities Agreement

As a result of the Refinancing Transaction, on September 17, 2012, we entered into the Facilities Agreement. See “—Liquidity and Capital Resources—Our Indebtedness.” As of December 31, 2012, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps52,406 million (U.S.$4,078 million) (principal amount Ps53,798 million (U.S.$4,187 million)), all of which matures in 2017. Additionally, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Item 3—Key Information—Risk Factors—If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.”

The Facilities Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Facilities Agreement, see “Item 3—Key Information—Risk Factors—The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

Senior Secured Notes

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

December 2009 Notes. On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1,250 million aggregate principal amount of its 9.50% Dollar-Denominated Notes and €350,000,000 aggregate principal amount of its 9.625% Euro-Denominated Notes, or together, the December 2009 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On January 19, 2010, CEMEX Finance LLC issued an additional U.S.$500,000,000 aggregate principal amount of its 9.50% Dollar-Denominated Notes. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, Cemex Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., Cemex Egyptian Investments B.V. (“CEMEX Egyptian Investments”), CEMEX France Gestion (S.A.S.) (“CEMEX France”), Cemex Research Group AG (“CEMEX Research Group”), Cemex Shipping B.V. (“CEMEX Shipping”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the December 2009 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2010 Notes. On May 12, 2010, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-Denominated Notes and €115,346,000 aggregate principal amount of its 8.875% Euro-Denominated Notes, or together, the May 2010 Notes, in exchange for a majority in principal amount of the then outstanding Perpetual Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued an additional U.S.$125,331,000 aggregate principal amount of the Additional May 2010 Notes, in exchange for €119,350,000 aggregate principal amount of the 6.277% Debentures, pursuant to an exchange offer, in a private transaction exempt from registration pursuant to Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX

UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2010 Notes, including the Additional May 2010 Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2011 Notes. On January 11, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1,000,000,000 aggregate principal amount of its 9.000% Senior Secured Notes due 2018, or the January 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On July 11, 2011, CEMEX, S.A.B. de C.V. issued an additional U.S.$650,000,000 aggregate principal amount of the Additional January 2011 Notes. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2011 Notes and the Additional January 2011 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2011 Notes. On April 5, 2011, CEMEX, S.A.B. de C.V. issued U.S.$800,000,000 aggregate principal amount of its Floating Rate Senior Secured Notes due 2015, or the April 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2011 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2012 Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 and €179,219,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019, or together, the March 2012 Notes, in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the March 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

September 2012 Notes. In connection with the Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. issued U.S.$500,000,000 aggregate principal amount of its 9.50% Senior Secured Notes due 2018, or the September 2012 Notes, to participating creditors that elected to receive the September 2012 Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the September 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2012 Notes. On October 12, 2012, our subsidiary, CEMEX Finance LLC, issued U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022, or the October 2012 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the October 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2013 Notes. On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600,000,000 aggregate principal amount of its 5.875% Senior Secured Notes due 2019, or the March 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2013 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

Mandatory Convertible Notes

On December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Notes, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Notes are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After antidilution adjustments, the conversion rate as of December 31, 2012 was 418.4494 CPOs per each obligation, equivalent to a conversion price of approximately Ps21.27 per CPO and as of March 21, 2013, has been further adjusted to 435.1874 CPOs per each obligation, equivalent to a conversion price of approximately Ps20.4510 per CPO, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013.

Convertible Subordinated Notes

2010 Optional Convertible Subordinated Notes. On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715,000,000 aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015, or the 2010 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate at issuance was 73.5402 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes. After antidilution adjustments, the conversion rate as of December 31, 2012 was 82.7227 ADSs per U.S.$1,000 principal amount of such notes and as of March 21, 2013, has been further adjusted to 86.0316 ADS per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. We used a portion of the net proceeds from the offering of the 2010 Optional Convertible Subordinated Notes to fund the purchase of a capped call transaction, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2010 Optional Convertible Subordinated Notes.

2011 Optional Convertible Subordinated Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. issued U.S.$977.5 million aggregate principal amount of its 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million aggregate principal amount of its 3.75% Convertible Subordinated Notes due 2018, or together, the 2011 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into ADSs, at any time after June 30, 2011. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. After antidilution adjustments, the conversion rate as of December 31, 2012 was 95.8525 ADSs per U.S.$1,000 principal amount of such notes and as of March 21, 2013, has been further adjusted to 99.6866 ADS per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes.

Commercial Commitments

As of December 31, 2011 and 2012, we had commitments for the purchase of raw materials for an approximate amount of U.S.$184 million and U.S.$127 million, respectively.

On July 27, 2012, we entered into a Master Professional Services Agreement with IBM. This agreement provides the framework for our contracting for IBM to provide us with the following services: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact center services. The agreement provides for these services to be provided to us from July 27, 2012 until August 31, 2022, unless earlier terminated. Our minimum required payments to IBM under the agreement are approximately U.S.$50 million per year. We will have the right to adjust the cost and quality of the services every two years if it is determined that they do not meet certain benchmarks. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that will vary with the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and ACCIONA formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently owns and operates the wind farm. The operation of the 167 wind turbines on the farm commenced on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2011 and 2012, EURUS supplied approximately 23.7% and 29.1%, respectively, of CEMEX’s overall electricity needs in Mexico during such years.

In 1999, CEMEX entered into an agreement with an international partnership, which built and operated an electrical energy generating plant in Mexico called “Termoeléctrica del Golfo,” or TEG. In 2007, another international company replaced the original operator. The agreement established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. In addition, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with PEMEX, which terminates in 2024. With the change of the operator in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the agreement, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2011 and 2012, the power plant has supplied approximately 69% and 68%, respectively, of CEMEX’s overall electricity needs during such years for its cement plants in Mexico.

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

Contractual Obligations

As of December 31, 2011 and 2012, we had material contractual obligations as set forth in the table below. For purposes of this table, we have presented the U.S.$1 billion prepayment required to satisfy the March 31, 2013 milestone under the Facilities Agreement as a required payment.

	As of December 31, 2011		As of December 31, 2012
Obligations	Total		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of U.S. Dollars)
Long-term debt	U.S.$	14,924	42	1,333	6,600	5,882	13,857
Capital lease obligation(1)		182	83	112	51	115	361
Convertible notes(2)		2,102	12	683	878	604	2,177

Total debt and other financial obligations(3)		17,208	137	2,128	7,529	6,601	16,395
Operating leases(4)		565	129	155	76	53	413
Interest payments on debt(5)		4,111	747	1,437	1,066	463	3,713
Pension plans and other benefits(6)		1,845	154	301	314	884	1,653
Purchases of raw materials(7)		184	102	25	—	—	127
Purchases of fuel and energy(8)		3,794	201	413	430	2,495	3,539

Total contractual obligations	U.S.$	27,707	1,470	4,459	9,415	10,496	25,840

Total contractual obligations (Mexican Pesos)	Ps	386,791	18,889	57,298	120,983	134,874	332,044

(1)	The amounts of payments under capital leases have been determined on the basis of nominal cash flows. As of December 31, 2012, the net present value of future payments under such leases is approximately U.S.$265 million (Ps3,400 million), of which, approximately U.S.$90 million (Ps1,163 million) refers to cash flows from 1 to 3 years, approximately U.S.$32 million (Ps413 million) refers to cash flows from 3 to 5 years and approximately U.S.$79 million (Ps1,011 million) refers to cash flows of more than 5 years.
(2)	Refers to the Mandatory Convertible Notes described herein and assumes repayment at maturity and no conversion of the notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature. For purposes of this table, other financial obligations do not include liabilities secured with accounts receivable, as these receivables are sold on a non-recourse basis.
(4)	The amounts for operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain administrative, selling and distribution expenses. Rental expense was U.S.$256 million (Ps3,195 million) in 2011 and U.S.$156 million (Ps2,003 million) in 2012.
(5)	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the floating interest rates in effect as of December 31, 2011 and 2012.

(6)	Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our 2012 audited consolidated financial statements included elsewhere in this annual report). Future payments include the estimate of new retirees during such future years.
(7)	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows.
(8)	Future nominal payments of energy have been estimated for all contractual commitments on the basis of aggregate average expected consumption of approximately 3,171.4 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

CEMEX Venezuela

On August 18, 2008, the Government of Venezuela expropriated all business, assets and shares of CEMEX in Venezuela and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to ICSID, seeking international arbitration claiming that the nationalization and seizure of the facilities located in Venezuela and owned by CEMEX Venezuela did not comply with the terms of the treaty for the protection of investments signed by the Government of Venezuela and the Netherlands and with international law because CEMEX had not received any compensation and no public purpose was proven. On November 30, 2011, following negotiations with the Government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX and the Government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of U.S.$240 million; and (ii) notes issued by PDVSA, with nominal value and interest income to maturity totaling approximately U.S.$360 million. Additionally, as part of the settlement, claims among all parties and their affiliates were released and all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable, net of approximately U.S.$154 million. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately U.S.$503 million and recognized a settlement gain in the statement of operations of approximately U.S.$25 million, which includes the write-off of the currency translation effects accrued in equity. In 2012, upon disposal of the PDVSA notes, CEMEX recognized a net gain of approximately Ps169 million as part of other financial (expense) income, net, including the effects recognized within other comprehensive income in prior years. See note 13B to our 2012 audited consolidated financial statements included elsewhere in this annual report.

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2011, we had a net gain related to the recognition of changes in fair values of derivative financial instruments of approximately Ps329 million (U.S.$26 million). For the year ended December 31, 2012, we had a net loss related to the recognition of changes in fair values of derivative financial instruments of approximately Ps98 million (U.S.$8 million).

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2010 and March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our 2012 audited consolidated financial statements included elsewhere in this annual report), which we finalized during April 2009. The Facilities Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

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

	At December 31, 2011		At December 31, 2012		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of U.S. Dollars)
Interest Rate Swaps	189	46	181	49	September 2022
Equity forwards on third-party shares	46	1	27	—	October 2013
Forward instruments over indexes	5	—	5	—	July 2013
Options on our own shares	2,743	11	2,743	(138)	March 2015 – March 2018

Our Interest Rate Swaps. As of December 31, 2011 and 2012, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$189 million and U.S.$181 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. For more information, see note 23C to our 2012 audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2011 and 2012, the fair value of the swap represented assets of approximately U.S.$46 million and U.S.$49 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR, which is the international reference for debt denominated in U.S. Dollars. As of December 31, 2011 and 2012, LIBOR was 0.7705% and 0.513%, respectively. Changes in the fair value of interest rate swaps, including those settled in April 2009, generated gains of approximately U.S.$12 million (Ps150 million) in 2011 and U.S.$2 million (Ps35 million) in 2012, which were recognized in the statement of operations for each year.

Our Equity Forwards on Third-Party Shares. As of December 31, 2011 and 2012, we had forward contracts to be settled in cash over the price of 119 million CPOs and 59.5 million CPOs, respectively, of Axtel with an aggregate notional amount of U.S.$46 million and U.S.$27 million, respectively. One of the contracts matured in April 2012 and the remaining contract matures in October 2013. Changes in the fair value of this instrument generated a loss of approximately U.S.$35 million (Ps437 million) in 2011 and U.S.$7 million (Ps100 million) in 2012, which were recognized in the statement of operations for each year. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Our Forward Instruments Over Indexes. As of December 31, 2011 and 2012, we held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which were set to mature in October 2012 and were extended until April 2013 and July 2013. Through these instruments, we maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a loss of approximately U.S.$1 million (Ps13 million) in 2011 and a gain of approximately U.S.$1 million (Ps13 million) in 2012, which were recognized in the statement of operations for each year.

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the 2011 Optional Convertible Subordinated Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions over approximately 160 million ADSs (94 million ADSs maturing in March 2016 and 66 million ADSs maturing in March 2018), by means of which, for the 3.25% Convertible Subordinated Notes due 2016, at maturity of the notes in March 2016, if the price per ADS is above U.S.$10.4327, we will receive in cash the difference between the market price of the ADS and U.S.$10.4327, with a maximum appreciation per ADS of U.S.$4.8151. Likewise, for the 3.75% Convertible Subordinated Notes due 2018, at maturity of the notes in March 2018, if the price per ADS is above U.S.$10.4327, we will receive in cash the difference between the market price of the ADS and U.S.$10.4327, with a maximum appreciation per ADS of U.S.$6.4201. We paid a total premium of approximately U.S.$222 million. As of December 31, 2011 and 2012, the fair value of such options represented an asset of approximately U.S.$71 million (Ps984 million) and U.S.$226 million (Ps2,899 million), respectively. During 2011 and 2012, changes in the fair value of this contract generated a loss of approximately U.S.$153 million (Ps1,906 million) and a gain U.S.$155 million (Ps1,973 million), respectively, which were recognized in the statements of operations for each year. As previously mentioned, for accounting purposes under IFRS, we separated the conversion options embedded in these notes and recognized them at fair value, which as of December 31, 2011 and 2012, resulted in liabilities of approximately U.S.$58 million (Ps806 million) and U.S.$301 million (Ps3,862 million), respectively. Changes in fair value of the conversion options generated a gain in 2011 for approximately U.S.$279 million (Ps3,842 million) and a loss in 2012 for approximately U.S.$243 million (Ps3,078 million), which were recognized in the statement of operations for each year. In addition, even though the changes in fair value of CEMEX’s embedded conversion options in these notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through the exercise of such embedded conversion options, we may settle a fixed amount of debt with a fixed amount of shares.

On March 30, 2010, in connection with the offering of the 2010 Optional Convertible Subordinated Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 59.1 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above U.S.$12.0886, we will receive in cash the difference between the market price of the ADS and U.S.$12.0886, with a maximum appreciation per ADS of U.S.$4.6494. We paid a premium of approximately U.S.$105 million. As of December 31, 2011 and 2012, the fair value of such options represented an asset of approximately U.S.$11 million (Ps157 million) and U.S.$58 million (Ps751 million), respectively. During 2011 and 2012, changes in the fair value of this contract generated a loss of approximately U.S.$79 million (Ps984 million) and gains of U.S.$47 million (Ps594 million), respectively, which were recognized in the statements of operations for each year. As previously mentioned, for accounting purposes under IFRS, we separated the conversion option embedded in these notes and recognized it at fair value, which as of December 31, 2011 and 2012, resulted in liabilities of approximately U.S.$8 million (Ps120 million) and U.S.$64 million (Ps828 million), respectively. Changes in fair value of the conversion options generated a gain in 2011 for approximately U.S.$97 million (Ps1,211 million) and a loss in 2012 for approximately U.S.$56 million (Ps708 million), which were recognized in the statement of operations for each year. In addition, even though the changes in fair value of CEMEX’s embedded conversion option in these notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through the exercise of such embedded conversion option, we may settle a fixed amount of debt with a fixed amount of shares.

As of December 31, 2012, we had granted a guarantee for a notional amount of approximately U.S.$360 million in connection with put option transactions on our CPOs entered into by Citibank with a Mexican trust that we established on behalf of our Mexican pension fund and certain of our directors and current and former employees in April 2008, as described in notes 16D and 23C to our 2012 audited consolidated financial statements included elsewhere in this annual report. The fair value of such guarantee, net of deposits in margin accounts, represented liabilities of approximately U.S.$4 million (Ps58 million) in 2011 and U.S.$58 million (Ps740 million) in 2012. As of December 31, 2011 and 2012, cash deposits in margin accounts were approximately U.S.$225 million (Ps3,141 million) and U.S.$76 million (Ps975 million), respectively. As of April 17, 2013, the notional amount of the guarantee was completely closed as a result of the unwinding of 100% of the original underlying amount of put options over CPOs of CEMEX, S.A.B. de C.V. Cash and cash deposits in margin accounts, after deducting the proceeds from the sale of securities that track the performance of the Mexican Stock Exchange and CEMEX’s CPOs held by the Mexican trust in an aggregate amount of approximately U.S.$112 million, were used to settle the unwinding of these put options.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2012. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2012. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2012 and is summarized as follows:

Long-Term Debt(1)	Expected maturity dates as of December 31, 2012
	2013		2014	2015	2016	After 2017	Total		Fair Value
	(in millions of U.S. Dollars, except percentages)
Variable rate	U.S.$	6	18	756	4	4,097	U.S.$	4,882	U.S.$	4,804
Average interest rate		4.89%	5.02%	5.27%	5.66%	6.28%
Fixed rate	U.S.$	36	552	6	1,739	6,643	U.S.$	8,975	U.S.$	9,877
Average interest rate		9.01%	9.03%	9.31%	9.31%	9.37%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2012 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of U.S.3,578 million (Ps45,969 million) issued by consolidated entities. See notes 16B and 20D to our 2012 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2012, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2012, 35% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 456 basis points. See note 16 to our 2012 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar/Peso exchange rate. For the year ended December 31, 2012, approximately 21% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 19% in the United States, 7% in the United Kingdom, 7% in Germany, 6% in France, 6% in our Rest of Northern Europe geographic segment, 2% in Spain, 3% in Egypt, 4% in our Rest of the Mediterranean segment, 6% in Colombia, 8% in our Rest of South America and the Caribbean segment, 3% in Asia and 8% from our Other operations.

As of December 31, 2012, approximately 81% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 14% was Euro-denominated, approximately 5% was Peso-denominated and immaterial amounts were denominated in other currencies, which does not include approximately Ps6,078 million (U.S.$473 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of December 31, 2011 and 2012, all cross-currency swaps had been settled.

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

As of December 31, 2012, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs would be a loss of approximately U.S.$1 million (Ps17 million).

In addition, we have entered into forward contracts on the TRI of the Mexican Stock Exchange through which we maintained exposure to changes of such index, until maturity in April 2013 and July 2013. Upon liquidation, these forward contracts provide for cash settlement of the estimated fair value and the effects are recognized in the statement of operations. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the TRI of the Mexican Stock Exchange. See “—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Forward Instruments Over Indexes.”

As of December 31, 2012, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index would be a loss of approximately U.S.$1 million (Ps17 million).

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

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2010, 2011 and 2012.

Investments and Acquisitions

In October 2012, Corporación Cementera Latinoamericana, S.L., an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in Global Cement, S.A., a CEMEX subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing within “Other equity reserves” a loss of approximately U.S.$32 million (approximately Ps411 million).

On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% interest in Readymix plc, our main subsidiary in Ireland, that had not been owned by us for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States.

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2012 audited consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date, and Ready Mix USA, LLC generated an aggregate gain of approximately U.S.$24 million (approximately Ps316 million), which was recognized within “Other expenses, net.” During 2012, after the completion of the purchase price allocation, there were changes in the values of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately U.S.$1 million (approximately Ps13 million). Our 2011 audited consolidated financial statements included in the 2011 20-F include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,352 million, and its results of operations for the nine-month period ended December 31, 2011.

Ready Mix USA, LLC’s net assets as of December 31, 2012, CEMEX consolidated net assets of approximately Ps3,792 million, including cash and cash equivalents for approximately Ps3 million and debt for approximately Ps1,977 million.

Our total additions in property, machinery and equipment, as reflected in our 2012 audited consolidated financial statements (see note 14 to our 2012 audited consolidated financial statements included elsewhere in this annual report), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$555 million in 2010, U.S.$468 million in 2011 and U.S.$609 million in 2012. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates. As of the date of this annual report, we have allocated approximately U.S.$500 million of our $750 million 2013 budget to continue with this effort.

Divestitures

During 2012 we sold assets for approximately U.S.$227 million comprised in part by real estate, non-core businesses and equipment.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian

Stock Exchange (Bolsa de Valores de Colombia S.A.). The net proceeds to CEMEX Latam from the offering were approximately U.S.$960 million, after deducting underwriting discounts, commissions and offering expenses. CEMEX Latam used the net proceeds to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2012, CEMEX España owned approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury.

During 2011 we sold assets for approximately U.S.$225 million comprised in part by real estate, non-core businesses and equipment.

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

Recent Developments

Offering of 5.875% Senior Secured Notes due 2019

On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600,000,000 aggregate principal amount of its 5.875% Senior Secured Notes due 2019, or the March 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the March 2013 Notes is fully and unconditionally guaranteed by CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca. The March 2013 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The March 2013 Notes were issued at par. The net proceeds from the offering of approximately U.S.$595 million were used for the repayment in full of the remaining indebtedness under the 2009 Financing Agreement of approximately U.S.$55 million and the remainder for general corporate purposes, including the purchase of Eurobonds in the Eurobond Tender Offer.

Eurobond Tender Offer

On March 28, 2013, we completed our purchase of €182,939,000 aggregate principal amount of Eurobonds through a cash tender offer using a portion of the proceeds from the issuance of the March 2013 Notes.

Change in the Parent Company’s functional currency

Considering the guidance under IFRS set forth by International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), and based on changing circumstances on the net monetary position in foreign currencies of CEMEX, S.A.B. de C.V. (on a parent company only basis) resulting mainly from: a) a significant decrease in tax liabilities denominated in Mexican Pesos; b) a significant increase in its U.S. Dollar-denominated debt and other financial obligations; and c) the expected increase in U.S. Dollar-denominated intra-group administrative expenses associated with the externalization of major back office activities with IBM; effective as of January 1, 2013, CEMEX, S.A.B. de C.V., for purposes of its parent company only financial statements, was required to prospectively change its functional currency from the Mexican Peso to the U.S. Dollar, as the U.S. Dollar was determined to be the currency of CEMEX, S.A.B. de C.V.’s primary economic environment. The aforementioned change has no effect on the functional currencies of CEMEX, S.A.B. de C.V.’s subsidiaries, which continue to be the currency in the primary economic environment in which each subsidiary operates. Moreover, the reporting currency for the consolidated financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries and the parent company only financial statements of CEMEX, S.A.B. de C.V. continues to be the Mexican Peso.

The main effects in CEMEX, S.A.B. de C.V.’s parent company only financial statements beginning on January 1, 2013, associated with the change in functional currency, as compared to prior years are: a) all transactions, revenues and expenses in any currency are recognized in U.S. Dollars at the exchange rates prevailing at their execution dates; b) monetary balances of CEMEX, S.A.B. de C.V. denominated in U.S. Dollars will not generate foreign currency fluctuations, while monetary balances in Mexican Pesos and other non-U.S. Dollar-denominated balances will now generate foreign currency fluctuations through CEMEX, S.A.B. de C.V.’s statement of operations; and c) the conversion option embedded in CEMEX, S.A.B. de C.V.’s Mandatory Convertible Notes denominated in Mexican Pesos will now be treated as a stand-alone derivative instrument through CEMEX, S.A.B. de C.V.’s statement of operations, while the options embedded in CEMEX, S.A.B. de C.V.’s U.S. Dollar-Denominated 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes will cease to be treated as stand-alone derivatives through CEMEX, S.A.B. de C.V.’s statement of operations. Prior period financial statements are not required to be restated.

Item 6—Directors,	Senior Management and Employees

Senior Management and Directors

Senior Management

Set forth below is the name and position of each member of our senior management team as of the date of this annual report. The terms of office of the senior managers are indefinite.

Name, Position (Age)	Experience
Lorenzo H. Zambrano Treviño, Chief Executive Officer (69)	Joined CEMEX in 1968. During his career with CEMEX, Mr. Zambrano has been involved in all operational aspects of our business. He held several positions in CEMEX prior to his appointment as Director of Operations in 1981. In 1985, Mr. Zambrano was appointed chief executive officer, and in 1995 he was elected chairman of the board of directors. Mr. Zambrano is a graduate of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C., or ITESM, with a degree in mechanical engineering and administration and has an M.B.A. from Stanford University.

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

Name, Position (Age)	Experience

the America’s Society Gold Medal Distinguished Service Award, and Stanford University’s Graduate School of Business Alumni Association’s Ernest C. Arbuckle Award.

Mr. Zambrano is a first cousin of Rogelio Zambrano Lozano, a member of our board of directors, he is also a second cousin of Roberto Luis Zambrano Villarreal and second uncle of Tomás Milmo Santos, both members of our board of directors.

Juan Romero Torres, President CEMEX Mexico (56)	Joined CEMEX in 1989 and has occupied several senior management positions, including president of CEMEX Colombia, president of our operations in Mexico, president of the South America and the Caribbean region and president of our former Europe, Middle East, Africa and Asia region. He is currently president of our operations in Mexico and is also in charge of our global technology area. Mr. Romero graduated from Universidad de Comillas in Spain, where he studied law and economic and enterprise sciences.

Mr. Romero was appointed vice-president and representative of the board of directors of Cement National Chamber (Cámara Nacional del Cemento) in June 2011 and member of the board of directors of Cementos Chihuahua in April 2011.

Jaime Gerardo Elizondo Chapa, President CEMEX South America and the Caribbean (49)	Joined CEMEX in 1985 and since then he has headed several operations, including Panama, Colombia, Venezuela, and, more recently, Mexico. He is the current president of CEMEX South America (including Central America) and the Caribbean, and is also in charge of the company’s global procurement area. Mr. Elizondo has served as a member of the board of directors of Cementos Chihuahua, president and vice-president of the Cement National Chamber (Cámara Nacional del Cemento) and president of the Transformation Industry of Nuevo León Chamber (Cámara de la Industria de la Transformación de Nuevo León). He graduated with a BS and an M.B.A. from ITESM.

Ignacio Madridejos Fernández President CEMEX Northern Europe (47)	Joined CEMEX in 1996 and, after holding management positions in the strategic planning area, he headed CEMEX’s operations in Egypt, Spain, and Western Europe. He is currently president of CEMEX Northern Europe, and is also responsible for our global energy and sustainability area. He has served as a member of the board of directors of COMAC (Comercial de Mateiales de Construcción S.L.), member of the board and president of OFICEMEN (Agrupación de Fabricantes de Cemento de España), chairman and member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), president of CEMA, and patron of the Junior Achievement Foundation. In June 2010, he was appointed vice-president and, in June 2011, chairman of CEMBUREAU (European Cement Association). He graduated with a degree in civil engineering from the Polytechnic University of Madrid and holds an M.B.A. from Stanford University.

Jaime Muguiro Domínguez, President CEMEX Mediterranean (44)	Joined CEMEX in 1996, and held several executive positions in the areas of strategic planning, business development, ready-mix concrete, aggregates, and human resources. More recently, he headed CEMEX’s operations in Egypt. He is currently president of

Name, Position (Age)	Experience

CEMEX Mediterranean, which includes operations in Spain, Egypt, Croatia and the Middle East. He graduated with a management degree from San Pablo CEU University, and holds a law degree from the Complutense University of Madrid and an M.B.A. from the Massachusetts Institute of Technology.

Karl H. Watson Jr., President CEMEX USA (48)	Joined CEMEX in 2007, after a successful career of more than 19 years in the building materials industry. Since then, he has held several senior positions in our operations in Florida and the Eastern region of the United States. Before joining CEMEX, he headed the ready-mix concrete and concrete products divisions of Rinker in the United States and Australia. He is currently president of CEMEX USA. Mr. Watson served as chairman of the Florida Concrete and Products Association from 2008 to 2009 and was appointed chairman of the NRMCA from 2010 to 2011 and member of the executive committee of the Portland Cement Association from 2011 to 2013. He holds a B.S. from the Palm Beach Atlantic University and an M.B.A. from the University of Nova Southeastern, both in Florida.

Joaquín Miguel Estrada Suarez, President CEMEX Asia (49)	Joined CEMEX in 1992 and has held several executive positions, including head of operations in Egypt and Spain, as well as head of trading for Europe, the Middle East and Asia. He is currently president of CEMEX Asia and is also responsible for our global trading activities. From 2008 to 2011, he served as a member of the board of directors of COMAC (Comercial de Materiales de la Construcción S.L.), president and member of the board of OFICEMEN (Agrupación de Fabricantes de Cemento de España), and member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), he was also the president of CEMA (Fundación Laboral del Cemento y el Medioambiente) from 2010 to 2011. He graduated with a degree in economics from the University of Zaragoza and holds an M.B.A. from the Instituto de Empresa.

Fernando A. González Olivieri, Executive Vice President of Finance and Administration and Chief Financial Officer (58)	Joined CEMEX in 1989, and has served as corporate vice-president of strategic planning from 1994 to 1998, president of CEMEX Venezuela from 1998 to 2000, president of CEMEX Asia from 2000 to May 2003, and president of the South American and the Caribbean region from May 2003 to February 2005. In March 2005, he was appointed president of the expanded European Region, in February 2007, president of our former Europe, Middle East, Africa, Asia and Australia Region, and, in May 2009, executive vice president of planning and development. In February 2010, Mr. Gonzalez was appointed executive vice president of planning and finance and in 2011 he was appointed chief financial officer. He is a member of the board of directors of Cementos Chihuahua. Mr. González earned his B.A. and M.B.A. degrees from ITESM.

Juan Pablo San Agustín Rubio, Executive Vice President of Strategic Planning and New Business Development (44)	Joined CEMEX in 1994 and has held executive positions in the strategic planning, continuous improvement, e-business, and marketing areas. He is currently executive vice president of strategic planning and new business development. He graduated with a B.S. from the Universidad Metropolitana and holds an International M.B.A. from the Instituto de Empresa.

Name, Position (Age)	Experience
Luis Hernández Echávez, Executive Vice President of Organization and Human Resources (49)	Joined CEMEX in 1996, and has held senior management positions in the strategic planning and human resources areas. He is currently executive vice president of organization and human resources. He graduated with a degree in civil engineering from ITESM, and holds a master’s degree in civil engineering and an M.B.A. from the University of Texas at Austin. Mr. Hernández is also an alternate director of Cementos Chihuahua.

Francisco Garza, Vice Chairman of the Board of CEMEX Mexico, Chairman of CEMEX Latin America Advisory Board and Advisor to the CEO on Institutional Relations (57)	Joined CEMEX in 1988 and has served as director of trading from 1988 to 1992, president of CEMEX USA from 1992 to 1994, president of CEMEX Venezuela from 1994 to 1996 and Cemento Bayano from 1995 to 1996, president of CEMEX Mexico and CEMEX USA from 1996 to 1998, president of the our former North American region and trading from 1998 to 2009 and, in 2009, he was appointed president of our former Americas region. In 2011, he was appointed vice chairman of the board of CEMEX Mexico, chairman of CEMEX Latin America Advisory Board and advisor to the CEO on Institutional Relations.

He is a member of the board of directors of Universidad Regiomontana, A.C. and Cementos Chihuahua. He is a graduate in business administration from ITESM and has an M.B.A. from the Johnson School of Management at Cornell University in 1982.

Víctor M. Romo, Executive Advisor to the Chairman and CEO (55)	Joined CEMEX in 1985 and has served as director of administration of CEMEX España from 1992 to 1994, general director of administration and finance of CEMEX España from 1994 to 1996, president of CEMEX Venezuela from 1996 to 1998, president of our former South American and the Caribbean region from 1998 to May 2003, and executive vice president of administration from May 2003 to April 2011. In April 2011, he was appointed executive advisor to the chairman and chief executive officer. He is a member of the board of directors of Cementos Chihuahua. Mr. Romo is a certified public accountant and received a master’s degree in administration and finance from ITESM. Previously, he worked for Grupo Industrial Alfa, S.A. de C.V. from 1979 to 1985.

Rafael Garza Lozano, Chief Accounting Officer (49)	Joined CEMEX in 1985 and has served as chief accounting officer since 1999. Mr. Garza is a certified public accountant and received a master’s degree in administration and finance from ITESM. He also attended executive programs at ITAM, IPADE and Harvard University. He is currently a member of the board of directors of Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or CINIF, and an alternate director of Cementos Chihuahua.

Ramiro G. Villarreal Morales, General Counsel and Secretary (65)	Joined CEMEX in 1987 and has served as general counsel since then, and also has served as secretary of our board of directors since 1995. He is a graduate of the Universidad Autónoma de Nuevo León with a degree in law. He also received a master of science degree in finance from the University of Wisconsin. Prior to joining CEMEX, he served as assistant general director of Grupo Financiero Banpais from 1985 to 1987.

Name, Position (Age)	Experience

Mr. Villarreal is a member of the board of directors of VINTE Viviendas Integrales, S.A., both real estate development companies, and an alternate member of the boards of directors of Cementos Chihuahua and Axtel. Until February 2012, Mr. Villarreal was the secretary of the board of directors of Ensenanza e Investigación Superior, A.C., that administered ITESM.

Board of Directors

As of December 31, 2012, Bernardo Quintana Isaac was a member of CEMEX, S.A.B. de C.V.’s board of drectors. Mr. Quintana Isaac was not elected as a director at CEMEX, S.A.B. de C.V.’s 2012 annual general ordinary shareholders’ meeting held on March 21, 2013 and no longer serves on the board of directors. Set forth below are the names of the current members of CEMEX, S.A.B. de C.V.’s board of directors, elected at CEMEX, S.A.B. de C.V.’s 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. At this shareholders’ meeting, no alternate directors were elected. Members of CEMEX, S.A.B. de C.V.’s board of directors serve for one-year terms.

Name (Age)	Experience
Lorenzo H. Zambrano Treviño, Chairman (69)	See “—Senior Management.”

Armando J. García Segovia (61)	Mr. García has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1983. He initially joined CEMEX in 1975 and rejoined CEMEX in 1985. He served as director of operational and strategic planning from 1985 to 1988, director of operations from 1988 to 1991, director of corporate services and affiliate companies from 1991 to 1994, director of development from 1994 to 1996, general director of development from 1996 to 2000, executive vice president of development from 2000 to May 2009, and executive vice president for technology, energy and sustainability from May 2009 to March 2010, the year in which he retired from CEMEX. He is a graduate of ITESM with a degree in mechanical engineering and administration and received an M.B.A. from the University of Texas. He was employed at Cydsa, S.A. from 1979 to 1981 and at Conek, S.A. de C.V. from 1981 to 1985.

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

Name (Age)	Experience

Silvestre de N.L. He is also founder and chairman of the board of Comenzar de Nuevo, A.C. He is a first cousin of Rodolfo García Muriel, a member of our board of directors.

Rodolfo García Muriel (67)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1985 and member of CEMEX, S.A.B. de C.V.’s finance committee since 2009. He is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V. He is a member of the board of directors of Inmobiliaria Romacarel, S.A.P.I. de C.V., Comfort Jet, S.A. de C.V., and member of the regional board of Banamex. Mr. García Muriel is also vice president of the Textile Industry National Chamber (Cámara Nacional de la Industria Textil). Mr. García Muriel holds a degree in electric mechanical engineering from the Universidad Iberoamericana. He is a first cousin of Armando J. García Segovia, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Rogelio Zambrano Lozano (56)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987 and president of CEMEX, S.A.B. de C.V.’s finance committee since 2009. He is also a member of the advisory board of Banamex, Zona Norte, and member of the boards of directors of Carza, S.A. de C.V., Plaza Sesamo, S.A. de C.V., Hospital San José, and ITESM. He is a graduate in industrial engineering from ITESM and holds an M.B.A. from the Wharton Business School of Pennsylvania University. He is a first cousin of Lorenzo H. Zambrano, chairman of CEMEX, S.A.B. de C.V.’s board of directors and our chief executive officer and uncle of Tomás Milmo Santos, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Roberto Luis Zambrano Villarreal (67)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987. He was president of CEMEX, S.A.B. de C.V.’s audit committee from 2002 to 2006, president of CEMEX, S.A.B. de C.V.’s corporate practices and audit committee from 2006 to 2009, and president of CEMEX, S.A.B. de C.V.’s new audit committee since 2009. He is also a member of the board of directors of CEMEX Mexico. He is chairman of the board of directors of Desarrollo Integrado, S.A. de C.V., Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., C & I Capital, S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Servicios Técnicos Hidráulicos, S.A. de C.V., Mantenimiento Integrado, S.A. de C.V., Pilatus PC-12 Center de México, S.A. de C.V., and Pronatura, A.C. He is a member of the board of directors of S.L.I. de México, S.A. de C.V., and Compañía de Vidrio Industrial, S.A. de C.V. Mr. Zambrano Villarreal is a graduate in mechanical engineering and administration from the ITESM. He is the second cousin of Lorenzo H. Zambrano, chief executive officer and chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Dionisio Garza Medina (59)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1995 and president of CEMEX, S.A.B. de C.V.’s corporate practices committee since 2009. He is honorary chairman and

Name (Age)	Experience

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

Tomás Milmo Santos (48)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2006 and member of CEMEX, S.A.B. de C.V.’s finance committee since 2009. Mr. Milmo Santos served as an alternate member of CEMEX, S.A.B. de C.V.’s board of directors from 2001 to 2006. He is chief executive officer and chairman of the board of directors of Axtel, a telecommunications company that operates in the local, long distance and data transfer market. He is also a member of the board of directors of CEMEX Mexico, Promotora Ambiental, S.A., ITESM and chairman of the board of directors of Tec Salud and Alianza Educativa por Nuevo León. He graduated with a degree in economics from Stanford University. Mr. Milmo Santos is the second nephew of Lorenzo H. Zambrano, chief executive officer and chairman of CEMEX, S.A.B. de C.V.’s board of directors.

José Manuel Rincón Gallardo Purón (70)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2003. He is also a member of CEMEX, S.A.B. de C.V.’s audit committee, where he qualifies as a “financial expert” for purposes of the Sarbanes-Oxley Act of 2002. He is president of the board of directors of Sonoco de México S.A. de C.V., member of the board of directors and audit committees of Banamex, Grupo Herdez, S.A. de C.V., General de Seguros, S.A.B., Kansas City Southern and Grupo Aeroportuario del Pacífico, S.A. de C.V., and member of the board of directors of Laboratorios Sanfer-Hormona. Mr. Rincón Gallardo is a member of the Instituto Mexicano de Contadores Públicos, A.C., he was managing partner of KPMG Mexico, and was member of the board of directors of KPMG United States and KPMG International. He is also a member of the corporate practices committee of Consejo Coordinador Empresarial and is a member of the audit committee of Banco Nacional de México, S.A.B., Sonoco de México, S.A.B., Grupo Herdez, S.A.B., among other companies. He is a certified public accountant from the Universidad Nacional Autonoma de México.

Francisco Javier Fernández Carbajal (58)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors, a member of CEMEX, S.A.B. de C.V.’s finance committee since February 2012 and a member of CEMEX, S.A.B. de C.V.’s corporate practices committee since March 2013. Mr. Fernández is currently the chairman of the board of directors of

Name (Age)	Experience

Primero Finanzas, S.A. de C.V. and of Primero Seguros, S.A. de C.V., He is also chief executive officer of Servicios Administrativos Contry, S.A. de C.V. and a proprietary investing advisor and consultant in investment banking operations since January 2002. He has served as chief executive officer of Corporate Development at Grupo Financiero BBVA Bancomer, S.A. de C.V., after holding several positions in BBVA Bancomer since 1991. Furthermore, Mr. Fernández is a member of the board of directors of Femsa, S.A.B. de C.V., Visa, Inc., Fresnillo PLC and Alfa, S.A.B. de C.V. He graduated with a degree in electric mechanical engineering from ITESM and also holds an M.B.A. from Harvard Business School.

Rafael Rangel Sostmann (71)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and member of CEMEX, S.A.B. de C.V.’s corporate practices committee since 2009 and member of CEMEX, S.A.B. de C.V.’s audit committee since 2010. Mr. Rangel Sostmann was president of ITESM from 1985 to 2011. He is also a member of the board of directors of Fundación Santos y de la Garza Evia, I.B.P., which owns Hospital San José de Monterrey. Mr. Sostmann is also a member of the following boards: UNIVERSIA (Consorcio de Universidades Iberoamericanas) SACS (Southern Association of Colleges and Schools) and Thunderbird Board of Fellows. He also served as president and chief executive officer of the Monterrey Tech Foundation from October 2011 to March 2012. He graduated with a degree in electric mechanical engineering from ITESM and also holds a master’s degree in mechanical engineering from University of Wisconsin.

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

The Audit Committee, the Corporate Practices Committee and the Finance Committee

The Mexican securities market law required CEMEX, S.A.B. de C.V. to create a corporate practices committee comprised entirely of independent directors, in addition to its then existing audit committee. In compliance with such requirement, in 2006 CEMEX, S.A.B. de C.V. increased the responsibilities of its audit committee and changed its name to “corporate practices and audit committee.” To further enhance the effectiveness of its corporate governance, at CEMEX, S.A.B. de C.V.’s annual shareholders meeting of April 23, 2009, CEMEX, S.A.B. de C.V.’s shareholders approved the division of this committee into two committees with different members and responsibilities, the audit committee and the corporate practices committee. In addition, at an annual general ordinary shareholders’ meeting held on April 29, 2010, CEMEX, S.A.B. de C.V.’s shareholders approved the creation of the finance committee.

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

Audit Committee:

Roberto Zambrano Villarreal, President	See “—Board of Directors.”
José Manuel Rincón Gallardo	See “—Board of Directors.”
Rafael Rangel Sostmann	See “—Board of Directors.”

Corporate Practices Committee:

Dionisio Garza Medina, President	See “—Board of Directors.”
Francisco Javier Fernández Carbajal	See “—Board of Directors.”
Rafael Rangel Sostmann	See “—Board of Directors.”

Finance Committee:

Rogelio Zambrano Lozano, President	See “—Board of Directors.”
Rodolfo García Muriel	See “—Board of Directors.”
Francisco Javier Fernández Carbajal	See “—Board of Directors.”
Tomás Milmo Santos	See “—Board of Directors.”

Compensation of CEMEX, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2012, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately U.S.$37.2 million. Approximately U.S.$26.1 million of this amount was paid as base compensation, including approximately U.S.$9.5 million of a bonus pool to key executives base on our operating performance and U.S.$3.1 million to provide pension, retirement or similar benefits. In addition, approximately U.S.$11.1 million of the aggregate amount corresponds to stock-based compensation, including approximately U.S.$2.4 million related to the bonus pool to key executives based on our operating performance and approximately U.S.$3 million of compensation earned under the program that is linked to the fulfillment of certain performance conditions and that is payable through March 2015 to then still active members of CEMEX, S.A.B. de C.V.´s board of directors and top management executives. During 2012, we issued 9.8 million of CPOs to this group pursuant to the Restricted Stock Incentive Plan, or RSIP, described below under “—Restricted Stock Incentive Plan (RSIP).”

CEMEX, Inc. ESOP

As a result of the acquisition of CEMEX, Inc. (formerly Southdown, Inc.) in November 2000, we established a stock option program for CEMEX, Inc.’s executives to purchase our ADSs. The options granted under the program have a fixed exercise price in U.S. Dollars equivalent to the average market price of one ADS during a six-month period before the grant date and have a 10-year term. Twenty-five percent of the options vested annually during the first four years after their grant date. The options are covered using shares currently owned by our subsidiaries, thus potentially increasing stockholders’ equity and the number of shares outstanding. As of December 31, 2012, options to acquire 1,014,894 ADSs remained outstanding under this program. These options have a weighted average exercise price of approximately U.S.$1.40 per CPO, or U.S.$13.98 per ADS. As of December 31, 2012, the outstanding options under this program had a remaining tenure of approximately 1.4 years.

The November 2001 Voluntary Exchange Program

In November 2001, we implemented a voluntary exchange program to offer participants in our then existing stock option program new options in exchange for their existing options. The new options have an escalating strike price in U.S. Dollars increasing at a 7% annual rate. As of December 31, 2012, options to acquire 1,451,249 CPOs remained outstanding under this program, with a weighted average exercise price of approximately U.S.$1.42 per CPO. As of December 31, 2012, the outstanding options under this program had a remaining tenure of approximately 0.6 years. Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.

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

On June 17, 2005, the closing CPO market price reached U.S.$8.50, and, as a result, all outstanding options subject to automatic exercise were automatically exercised and the annual payment to which holders of the remaining options were entitled was terminated. As of December 31, 2012, options to acquire 15,022,272 CPOs under this program were non-vested.

For accounting purposes under IFRS, as of December 31, 2012, we accounted for the options granted under the February 2004 voluntary exchange program by means of the fair value method through earnings. See notes 2S and 21 to our 2012 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Employee Stock Option Information

Stock options activity during 2011 and 2012, the balance of options outstanding as of December 31, 2011 and 2012 and other general information regarding our stock option programs, is presented in note 21 to our 2012 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2012, the following employee stock options to purchase our securities were outstanding:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CPOs (U.S. Dollars) (may be instantly cash-settled)	1,451,249	2013	U.S.$	1.4-1.6
CEMEX, Inc. ESOP	10,148,940	2013-2015	U.S.$	1.0-1.9

Restricted Stock Incentive Plan (RSIP)

Since January 2005, we have been changing our long-term variable compensation programs from stock option grants to restricted stock awards under a RSIP. Under the terms of the RSIP, eligible employees are allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. Before 2006, we distributed annually to a trust an amount in cash sufficient to purchase in the market, on behalf of each eligible employee, 25% of such employee’s allocated number of CPOs. During 2006, in order to reduce the volatility of our RSIP, we began to distribute annually an amount in cash sufficient to purchase 100% of the allocated CPOs for each eligible employee. Although the vesting period of the restricted CPOs and other features of the RSIP did not change as a result of this new policy, the nominal amount of annual compensation received by eligible employees increased in proportion to the additional number of CPOs received as a result of the new policy. The CPOs purchased by the trust was held in a restricted account by the trust on behalf of each employee for four years. At the end of each year during such four-year period, the restrictions lapsed with respect to 25% of the allocated CPOs and such CPOs became freely transferable and subject to withdrawal from the trust.

Starting in 2009, we made additional changes to the mechanism for granting the RSIP, but the benefits remained the same as in previous years. First, CPOs are no longer purchased in the open market, but instead CEMEX issues new CPOs to cover the RSIP. Second, CEMEX now issues the RSIP in four blocks of 25% per year. The total number of CEMEX CPOs granted during 2012 was approximately 72.5 million, of which approximately 37.9 million were related to senior management and the board of directors. In 2012, approximately 46.4 million CPOs were issued, representing the first 25% of the 2012 program, representing the second 25% of the 2011 program, the third 25% of the 2010 program and the final 25% of the 2009 program. Of these 46.4 million CPOs, approximately 17.7 million corresponded to senior management and the board of directors. See note 25 to our consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2012, we had approximately 43,905 employees worldwide, which represented a decrease of approximately 0.45% from December 31, 2011. We reduced our headcount by approximately 28% as a result of the implementation of our global cost-reduction program since 2007, as part of our ongoing efforts to align our company with new market conditions, lower costs and increase our efficiency.

The following table sets forth the number of our full-time employees and a breakdown of their geographic location as of December 31, 2010, December 31, 2011 and December 31, 2012:

Location	2010	2011	2012
Mexico	13,082	12,036	11,108
United States	8,910	8,391	9,846
Northern Europe
United Kingdom	3,580	3,259	3,072
Germany	3,149	3,010	2,907
France	1,963	1,933	1,915
Rest of Northern Europe	3,605	3,510	3,299
The Mediterranean
Spain	2,595	2,228	1,798
Egypt	658	644	637
Rest of the Mediterranean	2,223	2,093	2,056
South America and the Caribbean
Colombia	1,544	1,875	2,157
Rest of South America and the Caribbean	3,774	3,806	3,911
Asia
Philippines	575	549	555
Rest of Asia	875	770	644

Employees in Mexico have collective bargaining agreements on a plant-by-plant basis, which are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2012, more than 100 contracts with different labor unions were renewed.

Approximately 27% of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ Union of North America, the International Brotherhood of Boilermakers and the International Union of Operating Engineers. Collective bargaining agreements are in effect or are being negotiated at many of our U.S. plants and have various expiration dates through December 31, 2017.

Our Spanish union employees have company collective bargaining agreements that are renewable every two to three years on a legal entity and business basis. Some employees in the ready-mix concrete, mortar, aggregates and transport sectors have industry collective bargaining agreements. Executive compensation in Spain is subject to our institutional policies and influenced by the local labor market.

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

In France, less than 5% of our employees are members of one of the five main unions. At least one representative from one of five main unions is represented in our French subsidiaries, mainly in the following legal entities: Cemex Granulats, Cemex Bétons Ile de France, Cemex Bétons Rhône Alpes Auvergne, Cemex Bétons Sud Est and Cemex Granulats Rhône Méditrreanéee. All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité d’Entreprise) for periods of four years. The last elections took place in April 2010.

In Colombia, a single union represents our employees at the Bucaramanga and Cúcuta cement plants. There are also collective agreements with non-union workers at the Caracolito/Ibagué and Santa Rosa cement plants, all ready-mix concrete and aggregates plants and all logistics operations in Colombia. Overall, we consider our relationships with labor unions representing our employees to be satisfactory.

Share Ownership

As of March 31, 2013, our senior management and directors and their immediate families owned, collectively, approximately 2.25% of CEMEX, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of March 31, 2013, no individual director or member of our senior management beneficially owned one percent or more of any class of CEMEX, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

Based upon information contained in a statement on Schedule 13G filed with the SEC on January 30, 2013, as of December 31, 2012, BlackRock Inc. beneficially owned 821,682,526 CPOs, which represent approximately 7.2% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of March 31, 2013. BlackRock Inc. does not have voting rights different from our other non-Mexican holders of CPOs. As required by CEMEX, S.A.B. de C.V.’s by-laws, CEMEX, S.A.B. de C.V.’s board of directors is required to approve Blackrock Inc.’s beneficial ownership of CEMEX, S.A.B. de C.V.’s outstanding capital stock. We expect the corresponding request for approval will be submitted to the board of directors during the second quarter of 2013.

Based upon information contained in a statement on Schedule 13G filed with the SEC on April 10, 2013, as of March 31, 2013, Southeastern Asset Management, Inc., an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended, beneficially owned 51,732,448 ADSs and 40,571,360 CPOs, which represent a total of 557,895,840 CPOs or approximately 4.9% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of March 31, 2013. According to SEC filings, Southeastern Asset Management, Inc. increased its shareholding from 13.7% of CEMEX, S.A.B. de C.V.’s then outstanding capital stock as of December 31, 2010 to 18.4% of CEMEX, S.A.B. de C.V.’s then outstanding capital stock as of December 31, 2011. Southeastern Asset Management, Inc. subsequently decreased its shareholding to 4.9% of CEMEX, S.A.B. de C.V.’s then outstanding capital stock as of March 31, 2013. Southeastern Asset Management, Inc. does not have voting rights different from our other non-Mexican holders of CPOs.

As of March 31, 2013, CEMEX, S.A.B. de C.V.’s outstanding capital stock consisted of 22,747,925,696 Series A shares and 11,373,962,848 Series B shares, in each case including shares held by our subsidiaries.

As of March 31, 2013, a total of 21,705,670,506 Series A shares and 10,852,835,253 Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders’ meeting, the A shares held in the CPO trust are voted as expressed by the shareholders representing the majority of the capital stock entitled to vote.

Other than BlackRock Inc., Southeastern Asset Management, Inc. and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of CEMEX, S.A.B. de C.V.’s voting securities.

As of March 31, 2013, through CEMEX, S.A.B. de C.V.’s subsidiaries, we owned approximately 18.2 million CPOs, representing approximately 0.2% of CEMEX, S.A.B. de C.V.’s outstanding CPOs and approximately 0.2% of CEMEX, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. CEMEX, S.A.B. de C.V.’s voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

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

As of March 31, 2013, we had 738 ADS holders of record, representing 5,295,010,310 CPOs, or approximately 46.6% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of such date.

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

Except as disclosed in the preceding paragraph, from January 1, 2010 through the date of this annual report, we did not have any other outstanding loans to any of our directors or members of senior management.

Item 8—Financial Information

Consolidated Financial Statements and Other Financial Information

See “Item 18—Financial Statements” and “Index to Consolidated Financial Statements.”

Legal Proceedings

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings.”

Dividends

A declaration of any dividend is made by CEMEX, S.A.B. de C.V.’s shareholders at a general ordinary meeting. Any dividend declaration is usually based upon the recommendation of CEMEX, S.A.B. de C.V.’s board of directors. However, CEMEX, S.A.B. de C.V.’s shareholders are not obligated to approve the board’s recommendation. CEMEX, S.A.B. de C.V. may only pay dividends from retained earnings included in financial statements that have been approved by CEMEX, S.A.B. de C.V.’s shareholders and after all losses have been paid for, a legal reserve equal to 5% of its paid-in capital has been created and CEMEX, S.A.B. de C.V.’s shareholders have approved the relevant dividend payment. According to Mexican tax laws, all shareholders, excluding Mexican corporations, that receive a dividend in cash or in any other form are subject to a withholding tax. See “Item 10—Additional Information—Taxation—Mexican Tax Considerations.” Since CEMEX, S.A.B. de C.V. conducts its operations through its subsidiaries, it has no significant assets of its own except for its investments in those subsidiaries. Consequently, CEMEX, S.A.B. de C.V.’s ability to pay dividends to its shareholders is dependent upon its ability to receive funds from its subsidiaries in the form of dividends, management fees, or otherwise. The Facilities Agreement and the indentures governing the Senior Secured Notes effectively prohibit CEMEX, S.A.B. de C.V. from declaring and paying cash dividends or making other cash distributions to its shareholders. See “Item 3—Key Information—Risk Factors—CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.”

The recommendation of CEMEX, S.A.B. de C.V.’s board of directors as to whether to pay and the amount of any annual dividends has been and will continue to be, in absence of contractual restrictions to pay or declare dividends, based upon, among other things, earnings, cash flow, capital requirements, contractual restrictions, and our financial condition and other relevant factors.

Owners of ADSs on the applicable record date will be entitled to receive any dividends payable in respect of the A shares and the B shares underlying the CPOs represented by those ADSs; however, as permitted by the deposit agreement pursuant to which CEMEX, S.A.B. de C.V.’s ADSs are issued, CEMEX, S.A.B. de C.V. may instruct the ADS depositary not to extend the option to elect to receive cash in lieu of the stock dividend to the holders of ADSs. The ADS depositary will fix a record date for the holders of ADSs in respect of each dividend distribution. Unless otherwise stated, the ADS depositary has agreed to convert cash dividends received by it in respect of the A shares and the B shares underlying the CPOs represented by ADSs from Mexican Pesos into U.S. Dollars and, after deduction or after payment of expenses of the ADS depositary, to pay those dividends to holders of ADSs in U.S. Dollars. CEMEX, S.A.B. de C.V. cannot assure holders of its ADSs that the ADS depositary will be able to convert dividends received in Mexican Pesos into U.S. Dollars.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2010, 2011 and 2012.

Significant Changes

Except as described herein, no significant change has occurred since the date of our consolidated financial statements included elsewhere in this annual report.

Item 9—Offer and Listing

Market Price Information

CEMEX, S.A.B. de C.V.’s CPOs are listed on the Mexican Stock Exchange and trade under the symbol “CEMEX.CPO.” CEMEX, S.A.B. de C.V.’s ADSs, each of which currently represents ten CPOs, are listed on the New York Stock Exchange (“NYSE”) and trade under the symbol “CX.” The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Mexican Pesos for CPOs on the Mexican Stock Exchange and the high and low sales prices in U.S. Dollars for ADSs on the NYSE.

	CPOs(1)		ADSs
Calendar Period	High	Low	High	Low
Yearly
2008	33.80	5.55	32.61	4.01
2009	19.19	6.16	14.58	3.94
2010	16.16	9.59	12.60	7.46
2011	13.60	3.25	11.15	2.27
2012	12.93	7.00	10.14	4.94
Quarterly
2011
First quarter	13.60	10.13	11.15	8.35
Second quarter	10.96	8.99	9.28	7.55
Third quarter	10.14	4.36	8.70	3.33
Fourth quarter	7.70	3.25	5.61	2.27
2012
First quarter	11.05	7.25	8.67	5.30
Second quarter	9.99	7.00	7.88	4.94
Third quarter	11.18	8.45	8.74	6.28
Fourth quarter	12.93	10.71	10.14	8.07
2013
First quarter	15.55	12.59	12.47	9.83
Monthly
2012-2013
October	12.14	10.71	9.48	8.07
November	12.30	11.02	9.48	8.27
December	12.93	11.52	10.14	8.85
January	14.31	12.93	11.20	10.17
February	14.05	12.59	11.07	9.83
March	15.55	13.58	12.47	10.57
April(2)	15.41	13.61	12.71	11.03

Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1)	As of December 31, 2012, approximately 99.2% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.
(2)	CPO and ADS prices are through April 19, 2013.

On April 19, 2013, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps13.96 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$11.34 per ADS.

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

On February 6, 2002, the Mexican securities authority (Comisión Nacional Bancaria y de Valores) issued an official communication authorizing the amendment of CEMEX, S.A.B. de C.V.’s by-laws to incorporate additional provisions to comply with the then new provisions of the Mexican securities market law. Following approval from CEMEX, S.A.B. de C.V.’s shareholders at the 2002 annual general ordinary shareholders’ meeting, CEMEX, S.A.B. de C.V. amended and restated its by-laws to incorporate these additional provisions, which consist of, among other things, protective measures to prevent share acquisitions, hostile takeovers, and direct or indirect changes of control. As a result of the amendment and restatement of CEMEX, S.A.B. de C.V.’s by-laws, the expiration of CEMEX, S.A.B. de C.V.’s corporate term of existence was extended from 2019 to 2100.

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

•

Increases and decreases in CEMEX, S.A.B. de C.V.’s variable capital now require the notarization of the minutes of the annual general ordinary shareholders’ meeting that authorize such increase or decrease, as well as the filing of these minutes with the Mexican National Securities Registry (Registro Nacional de Valores), except when such increase or decrease results from (i) shareholders exercising their redemption rights or (ii) stock repurchases.

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

Under the new Mexican securities market law, CEMEX, S.A.B. de C.V. was required to adopt specific amendments to its by-laws within 180 days of the effective date of the new law. Following approval from CEMEX, S.A.B. de C.V.’s shareholders at its 2005 annual general ordinary shareholders’ meeting held on April 27, 2006, CEMEX, S.A.B. de C.V. amended and restated its by-laws to incorporate these amendments. The amendments to CEMEX, S.A.B. de C.V.’s by-laws became effective on July 3, 2006. The most significant of these amendments were as follows:

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

At the 2005 annual general ordinary shareholders’ meeting held on April 27, 2006, CEMEX, S.A.B. de C.V.’s shareholders approved a new stock split, which became effective on July 17, 2006. In connection with this new two-for-one stock split, each of its existing Series A shares was surrendered in exchange for two new Series A shares, and each of its existing Series B shares was surrendered in exchange for two new Series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which CEMEX, S.A.B. de C.V.’s CPOs are issued to provide for the substitution of two new CPOs for each of its existing CPOs, with each new CPO representing two new Series A shares and one new Series B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, distributed one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs did not change as a result of the stock split; each ADS continued to represent ten CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders did not change as a result of this stock split.

On September 4, 2009, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds within a period of 24 months. On September 28, 2009, CEMEX, S.A.B. de C.V. sold a total of 1,495,000,000 CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1,782 billion in net proceeds. On November 11, 2009, CEMEX, S.A.B. de C.V. launched an exchange offer in México, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs, in order to exchange such CBs for the Mandatory Convertible Notes. Pursuant to the exchange offer, on December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$334 million at the Peso/U.S. Dollar CEMEX accounting rate on December 31, 2010) in Mandatory Convertible Notes in exchange for CBs. On March 30, 2010, CEMEX, S.A.B. de C.V.’s closed the offering of U.S.$715 million aggregate principal amount of its 2010 Optional Convertible Subordinated Notes.

On February 24, 2011, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 6 billion shares (equivalent to 2 billion CPOs or 200 million ADSs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds and, until then, these shares will be kept in our treasury. In addition, on February 24, 2011, CEMEX, S.A.B. de C.V. held its annual general ordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 60 million shares (equivalent to 20 million CPOs or 2 million ADSs). These shares will be kept in CEMEX, S.A.B. de

C.V.’s treasury and will be used to preserve the rights of note holders pursuant to the issuance of convertible notes. On March 15, 2011, CEMEX, S.A.B. de C.V.’s closed the offering of U.S.$1,667,500,000 aggregate principal amount of its 2011 Optional Convertible Subordinated Notes.

As of December 31, 2012, CEMEX, S.A.B. de C.V.’s common stock was represented as follows:

	2012
Shares(1)	Series A(2)	Series B(3)
Subscribed and paid shares	21,872,295,096	10,936,147,548
Unissued shares authorized for stock compensation programs	1,155,804,458	577,902,229
Shares that guarantee the issuance of convertible securities(4)	6,162,438,520	3,081,219,260
Shares authorized for the issuance of stock or convertible securities(5)	4,146,404	2,073,202
	29,194,684,478	14,597,342,239

(1)	As of December 31, 2012, 13,068,000,000 shares correspond to the fixed portion, and 30,724,026,717 shares correspond to the variable portion.
(2)	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
(3)	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
(4)	Shares that guarantee the conversion of the Mandatory Convertible Notes and the 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes.
(5)	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On March 21, 2013, CEMEX, S.A.B. de C.V. held its 2012 annual general ordinary shareholders’ meeting in which its shareholders approved, among other items, (i) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock of up to 1,312,380,330 shares (equivalent to approximately 437.5 million CPOs or 43,746,011 ADSs) paid with a charge to retained earnings and (ii) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the issuance of up to 369,000,000 shares (equivalent to 123 million CPOs or 12,300,000 ADSs), such shares to be kept in CEMEX, S.A.B. de C.V.’s treasury and to be used to preserve the rights of note holders pursuant to the outstanding Mandatory Convertible Notes and the 2010 and 2011 Optional Convertible Subordinated Notes.

In addition, on March 21, 2013, CEMEX, S.A.B. de C.V. held an extraordinary shareholder’s meeting at which its shareholders approved, among other items, the proposal by the board of directors to (i) issue new notes convertible into shares and to place them (A) among public investors and use the proceeds to pay and cancel a corresponding amount of 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes and/or (B) through an exchange offer for the 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes, and (ii) apply the shares held in treasury to satisfy the conversion rights of any such cancelled or exchanged 2010 Optional Convertible Subordinated Notes or 2011 Optional Convertible Subordinated Notes to satisfy the conversion rights of any such new notes convertible into shares.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2010, 2011 and 2012. See “Item 8—Financial Information—Dividends” for a description of CEMEX, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions.

At each of CEMEX, S.A.B. de C.V.’s 2010, 2011 and 2012 annual general ordinary shareholders’ meetings, held on February 24, 2011, February 23, 2012 and March 21, 2013, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs, approximately 418.7 million CPOs and approximately 437.5 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2010, 2011 and 2012 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

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

CEMEX, S.A.B. de C.V.’s by-laws require the stock certificates representing shares of its capital stock to make reference to the provisions in its by-laws relating to the prior approval of the CEMEX, S.A.B. de C.V. board of directors for significant share transfers and the requirements for recording share transfers in its share registry. In addition, shareholders are responsible for informing CEMEX, S.A.B. de C.V. within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of CEMEX, S.A.B. de C.V.’s capital stock. If a person acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934) of 20% or more in voting power of the outstanding voting stock of CEMEX, S.A.B. de C.V., a change of control will be deemed to have occurred under the Facilities Agreement and other debt agreements of CEMEX; provided that the acquisition of beneficial ownership of capital stock of CEMEX, S.A.B. de C.V. by Lorenzo H. Zambrano or any member of his immediate family shall not constitute a change of control as described herein.

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

Notice of shareholders’ meetings must be published in the Official Gazette of the State of Nuevo León (Periódico Oficial del Estado de Nuevo León), Mexico or any major newspaper published and distributed in the City of Monterrey, Nuevo León, Mexico. The notice must be published at least 15 days prior to the date of any shareholders’ meeting. Consistent with Mexican law, CEMEX, S.A.B. de C.V.’s by-laws further require that all information and documents relating to the shareholders’ meeting be available to shareholders from the date the notice of the meeting is published.

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

Rights of Minority Shareholders

At CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of its voting stock has the right to appoint or remove one member of

CEMEX, S.A.B. de C.V.’s board of directors, in addition to the directors appointed by the majority. Such appointment may only be revoked by other shareholders when the appointment of all other directors is also revoked.

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

Under CEMEX, S.A.B. de C.V.’s by-laws, shareholders representing 5% or more of its outstanding capital stock may initiate actions exclusively on behalf of CEMEX, S.A.B. de C.V. against members of its board of directors, its corporate practices committee and audit committee, its chief executive officer, or any relevant executives, for breach of their duty of care or duty of loyalty to shareholders or for committing illicit acts or activities. The only requirement is that the claim covers all of the damage alleged to have been caused to us or any entities on which we have a significant influence and not merely the damage suffered by the plaintiffs. Actions initiated on these grounds have a five-year statute of limitations from the day of the act or action that caused the damage.

Any recovery of damages with respect to these actions will be for CEMEX, S.A.B. de C.V.’s benefit and not that of the shareholders bringing the action.

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

Withdrawal Rights

Whenever CEMEX, S.A.B. de C.V.’s shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change who has voted against it may withdraw from CEMEX, S.A.B. de C.V. and receive an amount equal to the book value (in accordance with the latest balance sheet approved by the annual general ordinary shareholders’ meeting) attributable to such shareholder’s shares, provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

Dividends

At the annual general ordinary shareholders’ meeting, CEMEX, S.A.B. de C.V.’s board of directors submits, for approval by its shareholders, its financial statements together with a report on them prepared by its board of directors and the statutory auditors. CEMEX, S.A.B. de C.V.’s shareholders, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes, legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of CEMEX, S.A.B. de C.V.’s capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

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

Differences Between Our Corporate Governance Practices and NYSE Standards for Domestic Companies

For a description of significant ways in which CEMEX, S.A.B. de C.V.’s corporate governance practices differ from those required of domestic companies under NYSE standards, see “Item 16G—Corporate Governance.”

Material Contracts

On March 14, 2006, CEMEX, S.A.B. de C.V. registered a Ps5 billion revolving promissory note program (programa dual revolvente de certificados bursátiles) with the Mexican securities authority. CEMEX, S.A.B. de C.V. has subsequently increased the authorized amount under this program. On March 31, 2010, we received authorization from the Mexican securities authority for a Ps10 billion revolving promissory note program, which authorization is valid until March 31, 2015.

On December 18, 2006, CEMEX, through two special purpose vehicles, issued two tranches of fixed-to-floating rate callable Perpetual Debentures. C5 Capital (SPV) Limited issued U.S.$350 million original principal amount of Perpetual Debentures under the first tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2011 and on each interest payment date thereafter, of which U.S.$69 million principal amount were outstanding as of December 31, 2012 (excluding Perpetual Debentures held by us). C10 Capital (SPV) Limited issued U.S.$900 million original principal amount of Perpetual Debentures under the second tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2016 and on each interest payment date thereafter, of which U.S.$183 million principal amount were outstanding as of December 31, 2012 (excluding Perpetual Debentures held by us). Both tranches pay coupons denominated in U.S. Dollars at a fixed rate until the call date and at a floating rate thereafter. On February 12, 2007, CEMEX, through a special purpose vehicle, issued a third tranche of fixed-to-floating rate callable Debentures. C8 Capital (SPV) Limited issued U.S.$750 million original principal amount of Perpetual Debentures under this third tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2014 and on each interest payment date thereafter, of which U.S.$137 million principal amount were outstanding as of December 31, 2012 (excluding Perpetual Debentures held by us). This third tranche also pays coupons denominated in U.S. Dollars at a fixed rate until the call date and at a floating rate thereafter. On May 9, 2007, CEMEX, through a special purpose vehicle, issued a fourth tranche of fixed-to-floating rate callable Perpetual Debentures. C10-EUR Capital (SPV) Limited issued €730 million original principal amount of Perpetual Debentures under this fourth tranche, with the issuer having the option to redeem such Perpetual Debentures on June 30, 2017 and on each interest payment date thereafter, of which €64 million principal amount were outstanding as of December 31, 2012 (excluding Perpetual Debentures held by us). This fourth tranche pays coupons denominated in Euros at a fixed rate until the call date and at a floating rate thereafter. Due to their perpetual nature and optional deferral of coupons, these transactions, in accordance with IFRS, qualify as equity.

On March 5, 2007, CEMEX Finance Europe B.V., issued €900 million in Eurobonds paying a fixed coupon of 4.75% and maturing in 2014. The Eurobonds have been listed for trading on the London Stock Exchange’s Professional Securities Market. The notes are guaranteed by CEMEX España. As of December 31, 2012, as adjusted to give effect to the Eurobond Tender Offer, we had approximately Ps4,178 million (U.S.$325 million) (principal amount Ps4,197 million (U.S.$327 million)) of Eurobonds outstanding.

For a description of the material terms relating to the Mandatory Convertible Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Mandatory Convertible Notes.”

For a description of the material terms relating to the 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Convertible Subordinated Notes.”

For a description of the material terms relating to the Facilities Agreement, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness.” In connection with our entry into the Facilities Agreement, we also entered into the related Ancillary Agreement, dated as of September 17, 2012, Irrevocable Administration Trust Agreement, dated as of September 17, 2012, USPP Note Purchase Agreement, dated as of September 17, 2012 and USPP Note Guarantee, dated as of September 17, 2012, as well as the Intercreditor Agreement, dated as of September 17, 2012, Dutch law Share Pledge, dated as of September 17, 2012, Swiss law Share Pledge, dated as of September 17, 2012, Spanish law Share Pledge, dated as of November 8, 2012, and Mexican law Security Trust Agreement, dated as of September 17, 2012, relating to the Collateral.

For a description of the material terms relating to the Senior Secured Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

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

The term U.S. Shareholder shall have the same meaning ascribed below under the section “—U.S. Federal Income Tax Considerations.”

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

This summary is based on provisions of the U.S. Internal Revenue Code, or the Code, of 1986, as amended, U.S. Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Shareholders (as defined below) who hold our ADSs or CPOs, as the case may be, as capital assets. This summary does not discuss all aspects of U.S. federal income taxation which may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, persons who own 10% or more of our voting stock, or holders whose functional currency is not the U.S. Dollar or U.S. Shareholders who hold a CPO or an ADS as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset). In addition, this summary does not address any aspect of state, local or foreign taxation.

For purposes of this summary, a “U.S. Shareholder” means a beneficial owner of CPOs or ADSs, who is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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

The gross amount of any dividends paid in Mexican Pesos will be includible in the income of a U.S. Shareholder in a U.S. Dollar amount calculated by reference to the exchange rate in effect the day the Mexican Pesos are received by the CPO trustee or successor thereof whether or not the Mexican Pesos are converted into U.S. Dollars on that day. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. Dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 20 percent (15 percent if taxable income is below certain thresholds) will apply to “qualified dividend income” received by U.S. Shareholders that are individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2012, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States, or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program.

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

Taxation of capital gains on disposition of CPOs or ADSs

The sale, exchange, redemption, or other disposition of CPOs or ADSs will result in the recognition of gain or loss by a U.S. Shareholder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Shareholder’s tax basis in the CPOs or ADSs, as applicable. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period for the CPOs or ADSs exceeds one year at the time of disposition. Long-term capital gain recognized by a U.S. Shareholder that is an individual (as well as certain trusts and estates) upon the sale or exchange of CPOs or ADSs in a taxable year which begins after December 31, 2012 generally will be subject to a maximum United States federal income tax rate of 20 percent (15 percent if taxable income is below certain thresholds). The deduction of capital losses is subject to limitations. Gain from the disposition of CPOs or ADSs generally will be treated as a U.S. source for foreign tax credit purposes; losses generally will be allocated against U.S. source income. Deposits and withdrawals of CPOs by U.S. Shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Item 11—Qualitative and Quantitative Disclosures About Market Risk

See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments.”

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

An ADS holder also is responsible to pay fees and expenses incurred by the ADS depositary and taxes and governmental charges including, but not limited to:

•	transfer and registration fees charged by the registrar and transfer agent for eligible and deposited securities, such as upon deposit of eligible securities and withdrawal of deposited securities;

•	expenses incurred for converting foreign currency into U.S. Dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements;

•	fees and expenses incurred in connection with the delivery of deposited securities; and

•	taxes and duties upon the transfer of securities, such as when eligible securities are deposited or withdrawn from deposit.

We have agreed to pay some of the other charges and expenses of the ADS depositary. Note that the fees and charges that a holder of ADSs is required to pay may vary over time and may be changed by us and by the ADS depositary. ADS holders will receive notice of the changes. The fees described above may be amended from time to time.

Depositary Payments for the Year Ended December 31, 2012

In 2012, we received approximately U.S.$2,110,779.08 (after applicable U.S. taxes) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences, and fees to investor relations service vendors), and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item  15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Executive Vice President of Finance and Administration, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2012.

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

Changes in Internal Control Over Financial Reporting

During 2012, we continued with the implementation of our Enterprise Resource Planning (“ERP”) system in our operations, in order to support our business model. We plan to continue with the implementation of this platform over the course of 2013 for a small number of our operations for which the ERP was not implemented during 2012. Our management believes this business model improves the efficiency of our operations and financial information process.

On July 27, 2012, we reached a strategic agreement with IBM, expected to improve some of our business processes. This agreement implies the transfer of internal controls for some of our transactional processes. During 2012, we started evaluating these transfers of certain internal controls, and we observed no material change. Accordingly, during 2013, we will continue monitoring the effects that this change may have in all our internal controls related to the processes included in the agreement.

We have not identified other changes in our internal control over financial reporting during 2012 that could have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16—[RESERVED]

Item 16A—Audit Committee Financial Expert

Our board of directors has determined that it has at least one “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on its audit committee. Mr. José Manuel Rincón Gallardo meets the requisite qualifications and is independent for purposes of the rules of the NYSE.

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

Telephone: (+ 5281) 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps185 million in fiscal year 2012 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2011, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps177 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps14 million in fiscal year 2012 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2011, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps15 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps12 million in fiscal year 2012 for tax compliance, tax advice and tax planning. In fiscal year 2011, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps13 million for tax-related services.

All Other Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps20 million in fiscal year 2012 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2011, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps15 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

During 2012, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

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

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.01

Listed companies must have a majority of independent directors.	Pursuant to the Mexican securities market law, CEMEX, S.A.B. de C.V. is required to have a board of directors with a maximum of 21 members, 25% of whom must be independent. Determination as to the independence of CEMEX, S.A.B. de C.V.’s directors is made upon their election by CEMEX, S.A.B. de C.V.’s shareholders at the corresponding meeting. Currently, CEMEX, S.A.B. de C.V.’s Board of Directors has 10 members, of which more than 25% are independent under the Mexican Securities Market Law.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE

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

Our Corporate Practices Committee meets as required by CEMEX, S.A.B. de C.V.’s bylaws and by the Mexican Laws and Regulations.

303A.05

Listed companies must have a compensation committee composed of independent directors. Compensation committee members must satisfy additional independence requirements specific to compensation committee membership.	Under CEMEX, S.A.B. de C.V.’s bylaws and the Mexican Laws and Regulations, we are not required to have a compensation committee. We do not have such committee.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
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

CEMEX, S.A.B. de C.V.’s Audit Committee meets as required by CEMEX, S.A.B. de C.V.’s bylaws and by the Mexican Laws and Regulations.

303A.09

Listed companies must adopt and disclose corporate governance guidelines.	Under CEMEX, S.A.B. de C.V.’s bylaws and the Mexican Laws and Regulations, we are not required to adopt corporate governance guidelines, but, on an annual basis, we file a report with the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	CEMEX, S.A.B. de C.V. has adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

Equity compensation plans

Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is not expressly required under CEMEX, S.A.B. de C.V.’s bylaws for the adoption and amendment of an equity compensation plan. No equity compensation plans have been submitted for approval by our shareholders.

Item 16H—Mine	Safety Disclosure

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.1 to this annual report on Form 20-F.

PART III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-108, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of CEMEX, S.A.B. de C.V.(a)

2.1	Form of Trust Agreement between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(b)

2.2	Amendment Agreement to the Trust Agreement dated November 21, 2002, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(c)

2.3	Form of CPO Certificate.(b)

2.4	Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated August 10, 1999, among CEMEX, S.A.B. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(b)

2.4.1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(e)

2.4.2	Letter Agreement, dated October 12, 2007, by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(e)

2.4.3	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 4.875% Subordinated Convertible Notes due 2015, and the Depositary is to issue ADSs upon deposit of such CPOs.(h)

2.4.4	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(h)

2.4.5	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.25% Subordinated Convertible Notes due 2016 and 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(h)

2.4.6	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(h)

2.5	Form of American Depositary Receipt (included in Exhibit 2.3) evidencing American Depositary Shares.(b)

2.6	Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V.(b)

2.7	Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V.(b)

4.1	Note Indenture, Dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $350,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.1.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.1.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 5 Capital (SPV) Limited and C5 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $350,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.2	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.2.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $900,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.2.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 10 Capital (SPV) Limited and C10 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.3	Note Indenture, dated as of February 12, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.3.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. $750,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.3.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 8 Capital (SPV) Limited and 8 Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.4	Trust Deed, dated February 28, 2007, among CEMEX Finance Europe B.V., as issuer, and several initial purchasers, relating to the issuance by CEMEX Finance Europe B.V. of €900,000,000 aggregate principal amount of 4.75% Notes due 2014.(d)

4.5	Note Indenture, dated as of May 9, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.5.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.5.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap C10-EUR Capital (SPV) Limited and C10-EUR Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX Mexico, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.6	Indenture, dated December 10, 2009, by and among CEMEX, S.A.B. de C.V., as issuer, Banco Mercantil de Norte Sociedad Anonima, Institución de Banca Múltiple, Grupo Financiero Banorte, as common representative and calculation agent, in connection with the issuance of Mandatory Convertible Bonds.(e)

4.7	Indenture, dated December 14, 2009, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of €350,000,000 9.625% Senior Secured Notes Due 2017.(e)

4.7.1	Supplemental Indenture No. 1, dated September 17, 2012, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.625% Senior Secured Notes Due 2017.(i)

4.8	Indenture, dated December 14, 2009, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,250,000,000 9.50% Senior Secured Notes due 2016.(e)

4.8.1	Supplemental Indenture No. 1, dated January 19, 2010, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$500,000,000 9.50% Senior Secured Notes due 2016.(e)

4.8.2	Supplemental Indenture No. 2, dated September 17, 2012, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.50% Senior Secured Notes due 2016.(i)

4.9	Master Terms and Conditions Agreement, dated March 24, 2010, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(e)

4.10	Security Agreement, dated March 30, 2010, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V. relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(e)

4.11	Collateral Agreement, dated March 30, 2010, among Citibank, N.A., CEMEX, S.A.B. de C.V. and Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(e)

4.12	Amended and Restated Dealer Manager Agreement, dated May 6, 2010, among CEMEX, S.A.B. de C.V., CEMEX Mexico, New Sunward, New Sunward Holding Financial Ventures, B.V., CEMEX España, acting through its Luxembourg branch, J.P. Morgan Securities Inc., J.P. Morgan Securities Ltd., Citigroup Global Markets Inc, Citigroup Global Markets Ltd., C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited, and C-10 Capital (SPV) Limited, in connection with the offers to exchange Debentures for 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 and 8.875% Euro-Denominated Senior Secured Notes due 2017, as applicable.(e)

4.13	Indenture, dated May 12, 2010, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,067,665,000 aggregate principal amount of 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and €115,346,000 aggregate principal amount of the 8.875% Euro-Denominated Senior Secured Notes Due 2017.(e)

4.13.1	Supplemental Indenture No. 1, dated September 17, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(i)

4.13.2	Supplemental Indenture No. 2, dated March 25, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(i)

4.14	Purchase Agreement, dated January 4, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and several initial purchasers named therein, in connection with the issuance of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018.(f)

4.15	Indenture, dated January 11, 2011, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 9.000% Senior Secured Notes due 2018.(f)

4.15.1	Supplemental Indenture No. 1, dated July 11, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$650,000,000 9.000% Senior Secured Notes due 2018.(g)

4.15.2	Supplemental Indenture No. 2, dated September 17, 2012, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.000% Senior Secured Notes due 2018.(i)

4.15.3	Supplemental Indenture No. 3, dated March 25, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.000% Senior Secured Notes due 2018.(i)

4.16	Purchase Agreement, dated March 9, 2011, among CEMEX, S.A.B. de C.V. as issuer, and several initial purchasers named therein, in connection with the issuance of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(f)

4.17	Purchase Agreement, dated March 9, 2011, among CEMEX, S.A.B. de C.V. as issuer, and several initial purchasers named therein, in connection with the issuance of U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018.(f)

4.18	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(f)

4.19	Master Terms and Conditions Agreement, dated March 9, 2011, by and between JPMorgan Chase Bank, National Association, London Branch and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(f)

4.20	Master Terms and Conditions Agreement, dated March 9, 2011, by and between BNP Paribas and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018.(f)

4.21	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Bank of America, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018.(f)

4.22	Master Terms and Conditions Agreement, dated March 9, 2011, by and between The Royal Bank of Scotland plc and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(f)

4.23	Master Terms and Conditions Agreement, dated March 9, 2011, by and between HSBC Bank USA, National Association and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016.(f)

4.24	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Banco Santander, S.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 3.75% Convertible Subordinated Notes due 2018.(f)

4.25	Purchase Agreement, dated March 29, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and several initial purchasers named therein, in connection with the issuance of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015.(f)

4.26	Indenture, dated April 5, 2011, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$800,000,000 Floating Rate Senior Secured Notes due 2015.(f)

4.26.1	Supplemental Indenture No. 1, dated September 17, 2012, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(i)

4.26.2	Supplemental Indenture No. 2, dated March 25, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(i)

4.27	Purchase Agreement, dated July 6, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and several initial purchasers named therein, in connection with the issuance of U.S.$650,000,000 9.000% Senior Secured Notes due 2018.(g)

4.28	Dealer Manager Agreement, dated February 27, 2012, among CEMEX, S.A.B. de C.V., CEMEX Mexico, New Sunward, New Sunward Holding Financial Ventures, B.V., CEMEX España, acting through its Luxembourg branch, J.P. Morgan Securities LLC, J.P. Morgan Securities Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch International, C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited, and C-10 Capital (SPV) Limited, in connection with the offers to exchange Debentures and Eurobonds for 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019, as applicable.(g)

4.29	Amendment to the Dealer Manager Agreement, dated March 12, 2012, among CEMEX, S.A.B. de C.V., CEMEX Mexico, New Sunward, New Sunward Holding Financial Ventures, B.V., CEMEX España, acting through its Luxembourg branch, J.P. Morgan Securities LLC, J.P. Morgan Securities Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch International, C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited, and C-10 Capital (SPV) Limited.(g)

4.30	Indenture, dated March 28, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of 9.875% Euro-Denominated Senior Secured Notes due 2019.(g)

4.30.1	Supplemental Indenture No. 1, dated September 17, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(i)

4.30.2	Supplemental Indenture No. 2, dated March 25, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(i)

4.31	Facilities Agreement for CEMEX, S.A.B. de C.V. and certain of its subsidiaries, dated September 17, 2012, with the financial institutions, noteholders and other entities named therein as Original Creditors and Citibank International plc acting as Agent and Wilmington Trust (London) Limited acting as Security Agent.(i)

4.32	Intercreditor Agreement, dated September 17, 2012, by and among Citibank International plc, as Facilities Agent, The Facilities Agreement Creditors (as named therein), CEMEX, S.A.B. de C.V. and certain of its subsidiaries, as Original Borrowers, Original Guarantors and Original Security Providers and Intra-Group Lenders, Wilmington Trust (London) Limited, acting as Security Agent, and others.(i)

4.33	Dutch law Share Pledge over the registered shares in New Sunward Holding B.V., dated September 17, 2012, between Corporación Gouda S.A. de C.V., Mexcement Holdings, S.A. de C.V., CEMEX International Finance Company and CEMEX TRADEMARKS HOLDING Ltd. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(i)

4.34	Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated September 17, 2012, between CEMEX, S.A.B de C.V., CEMEX México, S.A. de C.V., Interamerican Investments Inc. and Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(i)

4.35	Spanish law Share Pledge over the shares in CEMEX España, dated November 8, 2012, between New Sunward Holding B.V., CEMEX, S.A.B de C.V., CEMEX España, S.A. and Wilmington Trust (London) Limited (as Security Agent).(i)

4.36	English translation of Mexican law Security Trust Agreement, dated September 17, 2012, entered into by CEMEX, S.A.B de C.V., Empresas Tolteca de Mexico, S.A. de C.V., Impra Café S.A. de C.V., Interamerican Investments Inc., Centro Distribuidor de Cemento, S.A. de C.V. and CEMEX México, regarding the shares of each of them owns in: CEMEX México; Centro Distribuidor de Cemento S.A. de C.V.; Corporación Gouda S.A. de C.V.; and Mexcement Holdings, S.A. de C.V.(i)

4.37	Ancillary Agreement, dated as of September 17, 2012, among CEMEX, S.A.B. de C.V., certain subsidiaries of CEMEX, S.A.B. de C.V., certain creditors party to the Financing Agreement, dated August 14, 2009 (as amended), Citibank International PLC, as administrative agent, and Citibank International PLC, as exchange agent.(i)

4.38	English translation of Irrevocable Administration Trust Agreement with Reversion Rights No. 111523-3, dated as of September 17, 2012, among CEMEX, S.AB. de C.V. and certain of its subsidiaries, as the settlors and second beneficiaries, Banco Nacional de México, S.A., as trustee, and Wilmington Trust Company (London) Limited, as first beneficiary, and CEMEX, S.A.B. de C.V. and certain other of its subsidiaries, as counterparties.(i)

4.39	USPP Note Purchase Agreement, dated as of September 17, 2012, among CEMEX Finance LLC and each of the purchasers thereunder, for $106,586,333.79 9.66% senior notes due 2017.(i)

4.40	USPP Note Guarantee, dated as of September 17, 2012, by CEMEX España, S.A. in favor of the holders of notes under the Note Purchase Agreement, dated as of September 17, 2012.(i)

4.41	Indenture, dated September 17, 2012, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., as trustee, in connection with the issuance of U.S.$500,000,000 9.50 Senior Secured Notes due 2018.(i)

4.42	Purchase Agreement, dated October 4, 2012, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and several initial purchasers named therein, in connection with the issuance of U.S.$1,500,000,000 9.375% Senior Secured Notes due 2022.(i)

4.43	Indenture, dated October 12, 2012, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, N.A., as trustee, in connection with the issuance of U.S.$1,500,000,000 9.375% Senior Secured Notes due 2022.(i)

4.44	Purchase Agreement, dated November 6, 2012, among CEMEX Latam Holdings, S.A., as issuer, CEMEX, S.A.B. de C.V. and several initial purchasers named therein, in connection with the issuance of 147,634,465 shares of common stock.(i)

4.45	Dealer Manager Purchase Agreement, dated March 14, 2013, among CEMEX, S.A.B. de C.V., and Merrill Lynch International, Citigroup Global Markets Limited, HSBC Bank plc and Banco Santander Central Hispano, S.A., in connection with a Eurobond Tender Offer for certain of the outstanding 4.75% Notes due 2014 issued by CEMEX Finance Europe B.V., a subsidiary of the CEMEX, S.A.B. de C.V.(i)

4.46	Purchase Agreement, dated March 14, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and several initial purchasers named therein, in connection with the issuance of U.S.$600,000,000 5.875% Senior Secured Notes due 2019.(i)

4.47	Indenture, dated March 25, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, N.A., as trustee, in connection with the issuance of U.S.$600,000,000 5.875% Senior Secured Notes due 2019.(i)

4.48	English translation of Accession Deed, dated March 25, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 5.875% Senior Secured Notes due 2019.(i)

8.1	List of subsidiaries of CEMEX, S.A.B. de C.V.(i)

12.1	Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(i)

12.2	Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(i)

13.1	Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(i)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this Annual Report on Form 20-F.(i)

15.1	Mine safety and health administration safety data.(i)

(a)	Incorporated by reference to Form 6-K of CEMEX, S.A.B. de C.V., filed with the SEC on March 8, 2011.
(b)	Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.
(c)	Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 8, 2003.
(d)	Incorporated by reference to the 2006 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 27, 2007.
(e)	Incorporated by reference to the 2009 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2010.
(f)	Incorporated by reference to the 2010 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 16, 2011.
(g)	Incorporated by reference to the 2011 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 30, 2012.
(h)	Incorporated by reference to the Registration Statement on Form F-6 of CEMEX, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.
(i)	Filed herewith.

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

Date: April 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity , and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CEMEX, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 23, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cárdenas Dosal, S.C.

/s/ Celin Zorrilla Rizo

Monterrey, N.L., Mexico

April 23, 2013

INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CEMEX, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, CEMEX, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 23, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

/s/ Celin Zorrilla Rizo

Monterrey, N.L. Mexico

April 23, 2013

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

			Years ended December 31,
	Note		2012	2011	2010
Net sales	3	Ps	197,036	189,887	177,641
Cost of sales	2R		(138,711)	(136,167)	(127,845)

Gross profit			58,325	53,720	49,796

Administrative and selling expenses			(23,545)	(25,486)	(25,818)
Distribution expenses			(17,580)	(16,170)	(13,242)

	2R		(41,125)	(41,656)	(39,060)

Operating earnings before other expenses, net 1			17,200	12,064	10,736

Other expenses, net	6		(5,692)	(5,449)	(6,335)

Operating earnings 2			11,508	6,615	4,401

Financial expense	16		(18,335)	(16,627)	(14,753)
Other financial (expense) income, net	7		977	(2,214)	(523)
Equity in gain (loss) of associates	13A		728	(334)	(487)

Loss before income tax			(5,122)	(12,560)	(11,362)

Income tax	19		(6,097)	(12,207)	(2,074)

CONSOLIDATED NET LOSS			(11,219)	(24,767)	(13,436)
Non-controlling interest net income			662	21	46

CONTROLLING INTEREST NET LOSS		Ps	(11,881)	(24,788)	(13,482)

BASIC LOSS PER SHARE	22	Ps	(0.34)	(0.71)	(0.39)

DILUTED LOSS PER SHARE	22	Ps	(0.34)	(0.71)	(0.39)

1	The line item “Operating earnings before other expenses, net” was titled by CEMEX in prior years as “Operating income” (note 2A).
2	The line item “Operating earnings” was titled by CEMEX in prior years as “Operating income after other expenses, net” (note 2A).

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Millions of Mexican pesos)

			Years ended December 31,
	Notes		2012	2011	2010
CONSOLIDATED NET LOSS		Ps	(11,219)	(24,767)	(13,436)

Items that will not be reclassified subsequently to profit or loss
Actuarial losses	18		(940)	(1,042)	(1,192)
Income tax recognized directly in other comprehensive income	19		318	343	392

			(622)	(699)	(800)

Items that will be reclassified subsequently to profit or loss when specific conditions are met
Effects from available-for-sale investments	13B		(44)	(93)	—
Currency translation of foreign subsidiaries	20B		(7,336)	11,360	(7,029)
Income tax recognized directly in other comprehensive income	19		(3,639)	4,631	5,958

			(11,019)	15,898	(1,071)

Other comprehensive income (loss) for the period			(11,641)	15,199	(1,871)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD			(22,860)	(9,568)	(15,307)
Non-controlling interest comprehensive income for the period			662	21	46

CONTROLLING INTEREST COMPREHENSIVE LOSS FOR THE PERIOD		Ps	(23,522)	(9,589)	(15,353)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

			December 31,
	Notes		2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	Ps	12,478	16,128
Trade receivables less allowance for doubtful accounts	9		23,698	26,205
Other accounts receivable	10		6,239	5,258
Inventories, net	11		16,485	17,654
Other current assets	12		4,421	3,953

Total current assets			63,321	69,198

NON-CURRENT ASSETS
Investments in associates	13A		7,979	8,533
Other investments and non-current accounts receivable	13B		8,600	10,595
Property, machinery and equipment, net	14		212,301	233,709
Goodwill and intangible assets, net	15		173,522	189,062
Deferred income taxes	19B		13,047	30,555

Total non-current assets			415,449	472,454

TOTAL ASSETS		Ps	478,770	541,652

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	16A	Ps	596	4,673
Other financial obligations	16B		6,978	7,711
Trade payables			20,516	20,169
Income tax payable			6,736	11,301
Other accounts payable and accrued expenses	17		18,967	20,680

Total current liabilities			53,793	64,534

NON-CURRENT LIABILITIES
Long-term debt	16A		177,539	203,798
Other financial obligations	16B		32,913	33,190
Employee benefits	18		13,460	15,325
Deferred income taxes	19B		12,861	17,560
Other non-current liabilities	17		32,604	35,542

Total non-current liabilities			269,377	305,415

TOTAL LIABILITIES			323,170	369,949

STOCKHOLDERS’ EQUITY

Controlling interest:
Common stock and additional paid-in capital	20A		118,068	113,444
Other equity reserves	20B		12,203	14,797
Retained earnings	20C		22,722	51,648
Net loss			(11,881)	(24,788)

Total controlling interest			141,112	155,101
Non-controlling interest and perpetual debentures	20D		14,488	16,602

TOTAL STOCKHOLDERS’ EQUITY			155,600	171,703

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	478,770	541,652

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

	Notes		2012	2011	2010
OPERATING ACTIVITIES
Consolidated net loss		Ps	(11,219)	(24,767)	(13,436)
Non-cash items:
Depreciation and amortization of assets	5		17,184	17,536	19,108
Impairment losses	6		1,661	1,751	1,904
Equity in loss of associates	13A		(728)	334	487
Other expenses (income), net			1,592	(1,559)	1,162
Comprehensive financing result			17,358	18,841	15,276
Income taxes	19		6,097	12,207	2,074
Changes in working capital, excluding income taxes			(2,048)	(727)	(623)

Net cash flow provided by operating activities before interest and income taxes			29,897	23,616	25,952
Financial expense paid in cash including coupons on perpetual debentures	20D		(19,564)	(13,352)	(14,968)
Income taxes paid in cash			(4,709)	(3,778)	(4,310)

Net cash flows provided by operating activities			5,624	6,486	6,674

INVESTING ACTIVITIES
Property, machinery and equipment, net	14		(5,597)	(3,198)	(4,726)
Disposal (acquisition) of subsidiaries and associates, net	13, 15		(895)	1,232	1,172
Intangible assets and other deferred charges	15		(438)	(932)	117
Long term assets and others, net			4,696	1,406	1,565

Net cash flows used in investing activities			(2,234)	(1,492)	(1,872)

FINANCING ACTIVITIES
Issuance of common stock	20A		—	11	5
Issuance of common stock by subsidiaries	20D		12,442	—	—
Derivative instruments			1,633	(5,464)	69
Issuance (repayment) of debt, net	16A		(17,239)	5,702	(9,615)
Securitization of trade receivables			(193)	2,890	121
Non-current liabilities, net			(1,679)	1,430	140

Net cash flows (used in) provided by financing activities			(5,036)	4,569	(9,280)

Increase (decrease) in cash and cash equivalents			(1,646)	9,563	(4,478)
Cash conversion effect, net			(2,004)	(1,789)	(1,272)
Cash and cash equivalents at beginning of year			16,128	8,354	14,104

CASH AND CASH EQUIVALENTS AT END OF YEAR	8	Ps	12,478	16,128	8,354

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	2,956	(2,211)	133
Other accounts receivable and other assets			(2,010)	1,306	(2,484)
Inventories			1,412	(575)	(146)
Trade payables			(424)	(454)	1,599
Other accounts payable and accrued expenses			(3,982)	1,207	275

Changes in working capital, excluding income taxes		Ps	(2,048)	(727)	(623)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note		Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance at January 1, 2010		Ps	4,127	98,797	(2,748)	74,827	175,003	43,601	218,604
Net loss for the period			—	—	—	(13,482)	(13,482)	46	(13,436)
Total other items of comprehensive loss for the period			—	—	(1,871)	—	(1,871)	—	(1,871)
Capitalization of retained earnings	20A		5	5,476	—	(5,481)	—	—	—
Stock-based compensation	20A, 21		—	317	—	—	317	—	317
Effects of perpetual debentures	20D		—	—	3,777	—	3,777	(23,549)	(19,772)
Changes in non-controlling interest	20D		—	—	—	—	—	(655)	(655)

Balance at December 31, 2010			4,132	104,590	(842)	55,864	163,744	19,443	183,187
Net loss for the period			—	—	—	(24,788)	(24,788)	21	(24,767)
Total other items of comprehensive income for the period			—	—	15,199	—	15,199	—	15,199
Capitalization of retained earnings	20A		3	4,213	—	(4,216)	—	—	—
Stock-based compensation	20A, 21		—	506	—	—	506	—	506
Effects of perpetual debentures	20D		—	—	827	—	827	(3,221)	(2,394)
Changes in non-controlling interest	20D		—	—	(387)	—	(387)	359	(28)

Balance at December 31, 2011			4,135	109,309	14,797	26,860	155,101	16,602	171,703
Net loss for the period			—	—	—	(11,881)	(11,881)	662	(11,219)
Total other items of comprehensive loss for the period			—	—	(11,641)	—	(11,641)	—	(11,641)
Capitalization of retained earnings	20A		4	4,134	—	(4,138)	—	—	—
Stock-based compensation	20A, 21		—	486	136	—	622	—	622
Effects of perpetual debentures	20D		—	—	1,227	—	1,227	(7,004)	(5,777)
Changes in non-controlling interest	20D		—	—	7,684	—	7,684	4,228	11,912

Balance at December 31, 2012		Ps	4,139	113,929	12,203	10,841	141,112	14,488	155,600

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

1) DESCRIPTION OF BUSINESS

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

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the management of CEMEX, S.A.B. de C.V. on January 31, 2013. These consolidated financial statements were authorized by the Stockholders’ Meeting of CEMEX, S.A.B. de C.V. on March 21, 2013.

2) SIGNIFICANT ACCOUNTING POLICIES

2A) BASIS OF PRESENTATION AND DISCLOSURE

In November 2008, the CNBV issued regulations requiring registrants whose shares are listed on the MSE, to begin preparing their consolidated financial statements using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), no later than January 1, 2012 and to stop using Mexican Financial Reporting Standards (“MFRS”). In connection with this requirement, CEMEX’s consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, were prepared in accordance with IFRS as issued by the IASB.

On January 26, 2012, CEMEX issued its last consolidated financial statements under MFRS, which were as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009. These financial statements were used to comply with CEMEX’s financial information requirements before April 2012 issuance of its 2011 annual report with the Mexican National Banking and Exchange Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”) and its 2011 annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”). In addition, for purposes of preparing its 2011 annual reports with the CNBV and the SEC, on April 27, 2012, CEMEX issued its first financial statements under IFRS, which were as of December 31, 2011 and 2010 and as of January 1, 2010 and for the years ended December 31, 2011 and 2010 (not included in this report), in which CEMEX described the options it made in the migration to IFRS and the effects that such migration had on (i) CEMEX’s opening balance sheet as of January 1, 2010, according to IFRS 1, First time adoption (“IFRS 1”), (ii) CEMEX’s balance sheets as of December 31, 2011 and 2010, and (iii) CEMEX’s statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2011 and 2010, in each case, as compared to CEMEX’s previously reported amounts under MFRS.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Definition of terms

When reference is made to pesos or “Ps,” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to loss per share and/or prices per share. When reference is made to “US$” or dollars, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or pounds, it means millions of British pounds sterling. When reference is made to “€” or Euros, it means millions of the currency in circulation in a significant number of European Union (“EU”) countries. When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a convenience translation into dollars, into pesos, or both, as applicable. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2012 and 2011, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of Ps12.85 and Ps13.96 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of Ps13.15, Ps12.48 and Ps12.67 pesos per dollar for 2012, 2011 and 2010, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the foreign currency amount into dollars using the closing exchange rates at year-end, and then translating the dollars into pesos as previously described.

Statements of operations

In CEMEX’s statements of operations for the years ended December 31, 2012, 2011 and 2010, the line item currently titled “Operating earnings before other expenses, net” was previously titled “Operating income,” and the line item currently titled “Operating earnings” was previously titled “Operating income after other expenses, net.” CEMEX made these changes to comply with industry practice when filing financial statements under IFRS with the SEC based on the guidance set forth in paragraph 56 of the Basis for Conclusions of IAS 1, Presentation of Financial Statements (“IAS 1”). However, such changes in line-item titles do not represent any change in CEMEX’s accounting practices, policies or methodologies under IFRS as compared to prior years. Consequently, the line item “Operating earnings before other expenses, net” is directly comparable with the line item “Operating income” presented in prior years and the line item “Operating earnings” is directly comparable with the line item “Operating income after other expenses, net” presented in prior years.

The line item “Other expenses, net” in the statements of operations consists primarily of revenues and expenses not directly related to CEMEX’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 6).

Statements of other comprehensive income (loss)

For the years ended December 31, 2012, 2011 and 2010, CEMEX adopted amendments to IAS 1, which, among other things, require entities to present line items for amounts of other comprehensive income (loss) in the period grouped into those that, in accordance with other IFRSs: a) will not be reclassified subsequently to profit or loss; and b) will be reclassified subsequently to profit or loss when specific conditions are met.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Statements of cash flows

The statements of cash flows present cash inflows and outflows, excluding unrealized foreign exchange effects, as well as the following transactions that did not represent sources or uses of cash:

•

In 2012, the exchange of approximately US$452 (48%) of CEMEX’s then outstanding perpetual debentures and of approximately €470 (53%) of CEMEX’s then outstanding Euro-denominated 4.75% notes due 2014, for new Euro-denominated notes for €179 and new Dollar-denominated notes for US$704. In 2011, the exchange of a portion of CEMEX’s perpetual debentures for new notes for US$125, and in 2010, the exchange of a portion of CEMEX’s perpetual debentures for new notes for US$1,067 and new notes for €115 (note 16A). These exchanges represented net increases in debt of Ps4,111 in 2012, Ps1,486 in 2011 and Ps15,361 in 2010, reductions in equity’s non controlling interest of Ps5,808 in 2012, Ps1,937 in 2011 and Ps20,838 in 2010 and increases in equity’s controlling interest of Ps1,680 in 2012, Ps446 in 2011 and Ps5,401 in 2010;

•

In 2012 and 2011, the increases in property, plant and equipment for approximately Ps2,025 and Ps1,519, respectively, and in debt for approximately Ps1,401 and Ps1,558, respectively, associated with the negotiation of capital leases during the year (note 16B);

•	In 2011, the increase in debt for Ps1,352 related mainly to the acquisition of Ready Mix USA LLC (note 15B);

•

In 2011, the decrease in debt and in perpetual debentures within non-controlling interest for approximately Ps239 and Ps1,391, respectively, in connection with the gains resulting from the difference between the notional amount and the fair value of CEMEX’s debt and perpetual instruments held by subsidiaries (note 16A); and

•

In 2012, 2011 and 2010, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for Ps4,138, Ps4,216 and Ps5,481, respectively (note 20A); and (ii) CPOs issued as part of the executive stock-based compensation for Ps486, Ps495 and Ps312, respectively (note 20A).

2B) PRINCIPLES OF CONSOLIDATION

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

Pursuant to IAS 28, Investments in associates and joint ventures (“IAS 28”), investments in associates are accounted for by the equity method when CEMEX has significant influence, which is generally presumed with a minimum equity interest of 20%, unless it is proven in unusual cases that CEMEX has significant influence with a lower percentage. The equity method reflects in the financial statements the investment’s original cost and the proportional interest of the holding company in the associate’s equity and earnings after acquisition, considering, if applicable, the effects of inflation. The financial statements of joint ventures, which are those entities in which CEMEX and other third-party investors have agreed to exercise joint control, are also recognized under the

Principles of consolidation - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

equity method. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the associate or joint venture, reaches zero, unless CEMEX has incurred or guaranteed additional obligations of the associate or joint venture.

Other investments of a permanent nature where CEMEX holds equity interests of less than 20% and/or there is no significant influence are carried at their historical cost.

2C) USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

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

2D) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

According to IAS 21, The effects of changes in foreign exchange rates (“IAS 21”), transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness directly related to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 20B) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for balance sheet accounts and at the closing exchange rates of each month within the period for income statements accounts. The corresponding translation adjustment is included within “Other equity reserves” as part of the foreign currency translation adjustment (note 20B) until the disposal of the net investment in the foreign subsidiary. As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2010, CEMEX elected to reset to zero all cumulative foreign currency translation adjustments determined under MFRS. Consequently, upon disposal of the foreign operations, those effects determined before the migration to IFRS will not be considered in the determination of disposal gains or losses.

Foreign currency transactions and translation of foreign currency financial statements - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

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

The most significant closing exchange rates and the approximate average exchange rates for balance sheet accounts and income statement accounts, respectively, as of December 31 2012, 2011 and 2010, were as follows:

	2012		2011		2010
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	12.8500	13.1500	13.9600	12.4800	12.3600	12.6700
Euro	16.9615	16.9688	18.1017	17.4204	16.4822	16.7106
British Pound Sterling	20.8841	20.9373	21.6939	20.0321	19.2854	19.5404
Colombian Peso	0.0073	0.0073	0.0072	0.0067	0.0065	0.0067
Egyptian Pound	2.0233	2.1590	2.3151	2.0952	2.1285	2.2410
Philippine Peso	0.3130	0.3125	0.3184	0.2886	0.2819	0.2813

The financial statements of foreign subsidiaries are translated from their functional currencies into dollars and subsequently into pesos. The foreign exchange rates presented in the table above represent the exchange rates inferred from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those published by the Mexican Central Bank.

2E) CASH AND CASH EQUIVALENTS (note 8)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are easily convertible into cash, and which are not subject to significant risks of changes in their values, including overnight investments which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Other investments which are easily convertible into cash are recorded at their market value. Gains or losses resulting from changes in market values and accrued interest are included in the statements of operations as part of other financial income (expense), net.

The amount of cash and cash equivalents in the balance sheet includes restricted cash and cash equivalents, comprised of deposits in margin accounts that guarantee several of CEMEX’s obligations, to the extent that the restriction will be lifted in less than three months from the balance sheet date. When the restriction period is greater than three months, such restricted cash and cash equivalents are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

2F) TRADE ACCOUNTS RECEIVABLE AND OTHER CURRENT ACCOUNTS RECEIVABLE (notes 9, 10)

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

2G) INVENTORIES (note 11)

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

2H) OTHER INVESTMENTS AND NON-CURRENT RECEIVABLES (note 13B)

As part of the category of “loans and receivables” under IAS 39, non-current accounts receivable, as well as investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in net present value are recognized in the statements of operations as part of other financial income (expenses), net.

Investments in financial instruments held for trading, as well as those investments available for sale, classified under IAS 39, are recognized at their estimated fair value, in the first case through the statements of operations as part of other financial income (expenses), net, and in the second case, changes in valuation are recognized as part of other comprehensive income (loss) of the period within other equity reserves until their time of disposition, when all valuation effects accrued in equity are reclassified to other financial income (expenses), net, in the statements of operations. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.

2I) PROPERTY, MACHINERY AND EQUIPMENT (note 14)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. In its opening balance sheet under IFRS as of January 1, 2010, CEMEX elected to determine the deemed cost of several items of its property, machinery and equipment at their estimated fair value at the date of transition, including land, mineral reserves and major equipment. In general, CEMEX maintained the same carrying amount that vehicles, office equipment and other minor assets had under MFRS at the date of transition to IFRS.

Property, machinery and equipment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Depreciation of fixed assets is recognized as part of cost and operating expenses (note 5), and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2012, the maximum average useful lives by category of fixed assets were as follows:

Years
Administrative buildings	36
Industrial buildings	34
Machinery and equipment in plant	19
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	6

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

2J) BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 15)

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

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated with the assets are identified and there is evidence of control over such benefits. Intangible assets are presented at their acquisition or development cost. Such assets are classified as having a definite or indefinite life; the latter are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method and recognized as part of costs and operating expenses (note 5). Based on IFRS 13, CEMEX modified the value of certain extraction permits considering that as of the date of transition to IFRS, there were better indicators of fair value as compared to the carrying amount related to such permits under MFRS.

Business combinations, goodwill, other intangible assets and deferred charges - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Startup costs are recognized in the statements of operations as they are incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The technology and energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2012, 2011 and 2010, total combined expenses of these departments were approximately Ps514 (US$40), Ps487 (US$39) and Ps519 (US$41), respectively. Development costs are capitalized only if they meet the definition of intangible asset mentioned above.

Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment.

CEMEX’s extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector, and the expected life of the related reserves. As of December 31, 2012, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

2K) IMPAIRMENT OF LONG LIVED ASSETS (notes 14, 15)

Property, machinery and equipment, intangible assets of definite life and other investments

Property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset.

Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. The main assumptions utilized to develop these estimates are a discount rate that reflects the risk of the cash flows associated with the assets evaluated and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers of commerce.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Goodwill and intangible assets of indefinite life

Goodwill and other intangible assets of indefinite life are tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the group of cash-generating units (“CGUs”)to which goodwill balances have been allocated, which consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill has been allocated. Other intangible assets of indefinite life may be tested at the CGU or group of CGUs level, depending on their allocation. CEMEX determines discounted cash flows generally over periods of 5 years. In specific circumstances, when, according to CEMEX’s experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide the Company with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the extent CEMEX has detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. The number of additional periods above the standard period of 5 years of cash flow projections up to 10 years is determined by the extent to which future expected average performance resembles the historical average performance. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss is recognized within other expenses, net, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The geographic operating segments reported by CEMEX (note 4), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, CEMEX considered: a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect to inputs that behave according to international prices, such as gas and oil. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows.

Goodwill and intangible assets of indefinite life - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

2L) FINANCIAL LIABILITIES, DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (note 16)

Debt

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized in the balance sheet within “Other accounts payable and accrued expenses” against financial expense. During 2012 and 2011, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings are capitalized and amortized as interest expense as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees.

Capital leases

Capital leases, in which CEMEX has substantially all risks and rewards associated with the ownership of an asset, are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the net present value of future minimum payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. Among other elements, the main factors that determine a capital lease are: a) if ownership title of the asset is transferred to CEMEX at the expiration of the contract; b) if CEMEX has a bargain purchase option to acquire the asset at the end of the lease term; c) if the lease term covers the majority of the useful life of the asset; and/or d) if the net present value of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Derivative financial instruments

In compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements, CEMEX uses derivative financial instruments (“derivative instruments”) mainly in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both; as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions; (ii) purchases of certain commodities; and (iii) CEMEX’s net investments in foreign subsidiaries.

CEMEX recognizes all derivative instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Other financial expense, net” for the period in which they occur, except for changes in fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2D), which reversal to earnings would take place upon disposal of the foreign investment. For the years ended December 31, 2012 and 2011, CEMEX has not designated any fair value hedges.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Fair value measurements

CEMEX applies the guidance of IFRS 13, Fair value measurements (“IFRS 13”) for its fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. IFRS 13 does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. Under IFRS 13, fair value represents an “Exit Value,” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation.

The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

2M) PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company.

Restructuring (note 17)

CEMEX recognizes provisions for restructuring costs only when the restructuring plans have been properly finalized and authorized by management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 17)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to the passage of time is charged to the line item of “Other financial expenses, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Costs related to remediation of the environment (notes 17 and 24)

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

Contingencies and commitments (notes 23 and 24)

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

2N) PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS (note 18)

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

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses during the periods in which such modifications become effective with respect to the employees, or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or

Defined benefit pension plans, other postretirement benefits and termination benefits - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or reduce significantly the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

The actuarial gains and losses, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized in the period in which they are incurred as part of other comprehensive income or loss for the period within stockholders’ equity.

2O) INCOME TAXES (note 19)

Based on IAS 12, Income taxes (“IAS 12”), the effects reflected in the statements of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax loss carryforwards as well as other recoverable taxes and tax credits, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes reflects the tax consequences that follow the manner in which CEMEX expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is not considered probable that the related tax benefit will be realized. In conducting such assessment, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other deferred tax asset, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, every reporting period, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

Income taxes - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

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

2P) STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 20A)

These items represent the value of stockholders’ contributions, and include increases related to the recapitalization of retained earnings and the recognition of executive compensation programs in CEMEX’s CPOs.

Other equity reserves (note 20B)

This caption groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the elements presented in the statements of comprehensive income (loss). Comprehensive income (loss) for the period includes, in addition to net income (loss), certain changes in stockholders’ equity during a period that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

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

Items of “Other equity reserves” not included in comprehensive loss for the period:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

Other equity reserves - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The equity component of outstanding mandatorily convertible securities, which are convertible into shares of the Parent Company (note 16B). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated subsidiaries.

Retained earnings (note 20C)

Retained earnings represent the cumulative net results of prior accounting periods, net of dividends declared to stockholders, and net of any recapitalizations of retained earnings. In addition, retained earnings also include the effects generated from initial adoption of IFRS as of January 1, 2010 according to IFRS 1.

Non-controlling interest and perpetual debentures (note 20D)

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

2Q) REVENUE RECOGNITION (note 3)

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

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk on the goods purchased, not acting as agent or broker.

Revenue and costs associated with construction contracts are recognized in the period in which the work is performed by reference to the percentage or stage of completion of the contract at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset to be constructed; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

The percentage of completion of construction contracts represents the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs or the surveys of work performed or the

Revenue recognition - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short or long term advanced payments, as appropriate.

2R) COST OF SALES, ADMINISTRATIVE AND SELLING EXPENSES AND DISTRIBUTION EXPENSES

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production and expenses related to storage in production plants. Cost of sales excludes expenses related to personnel, equipment and services involved in sale activities and storage of product at points of sales, which are included as part of the administrative and selling expenses. Cost of sales includes freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business, but excludes freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of the distribution expenses line item. For the years ended December 31, 2012, 2011 and 2010, selling expenses included as part of the selling and administrative expenses line item amounted to Ps7,946, Ps8,079 and Ps7,858, respectively.

2S) EXECUTIVE STOCK-BASED COMPENSATION (note 21)

Based on IFRS 2, Share-based payments (“IFRS 2”), stock awards based on shares of CEMEX granted to executives are defined as equity instruments when services received from employees are settled by delivering CEMEX’s shares; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in CEMEX’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the statements of operations during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

2T) EMISSION RIGHTS

In some of the countries where CEMEX operates, such as in countries of the EU, governments have established mechanisms aimed at reducing carbon-dioxide emissions (“CO2”) by means of which industries releasing CO2 must submit to the environmental authorities at the end of a compliance period emission rights for a volume equivalent to the tons of CO2 released. Since the mechanism for emissions reduction in the EU has been in operation, a certain number of emission rights based on historical levels have been granted by the relevant environmental authorities to the different industries free of cost. Therefore, companies have to buy additional emission rights to meet deficits between actual CO2 emissions during the compliance period and emission rights actually held, or they can dispose of any surplus of emission rights in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

Emission rights - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

In the absence of an IFRS that defines an accounting treatment for these schemes, CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•	Emission rights granted by governments are not recognized in the balance sheet considering that their cost is zero.

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

•	CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs.

•	CEMEX does not maintain emission rights, CERs and/or forward transactions with trading purposes.

The combined effect of the use of alternate fuels that help reduce the emission of CO2, and the downturn in produced cement volumes in the EU, generated a surplus of emission rights held over the estimated CO2 emissions. From the consolidated surplus of emission rights, during 2011 and 2010, CEMEX sold an aggregate amount of approximately 13.4 million certificates, receiving revenues of approximately Ps1,518 and Ps1,417, respectively. During 2012, there were no sales of emission rights.

2U) CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2012, 2011 and 2010, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2V) NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements but which have not yet been adopted, which are listed below. Except as otherwise indicated, CEMEX expects to adopt these IFRS when they become effective.

•

During 2011 and 2012, the IASB issued IFRS 9, Financial instruments: classification and measurement (“IFRS 9”), which as issued, reflects the first part of Phase 1 of the IASB’s project to replace IAS 39. In subsequent phases, the IASB will address impairment methodology, derecognition and hedge accounting. IFRS 9 requires an entity to recognize a financial asset or a financial liability in its statement of financial position when, and only when, the entity becomes party to the contractual provisions of the instrument. At

Newly issued IFRS not yet adopted - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

initial recognition, an entity shall measure a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. CEMEX does not consider that current IFRS 9 will have a significant effect on the classification and measurement of CEMEX’s financial assets and financial liabilities. Nonetheless, CEMEX will evaluate the impact and will quantify the effect together with the other phases, when issued, to make a comprehensive analysis.

•

In May 2011, the IASB issued IFRS 10, Consolidated financial statements (“IFRS 10”), effective beginning January 1, 2013. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in SIC 12, Consolidation — Special Purpose Entities and IAS 27. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. This standard also provides additional guidance to assist in the determination of control where this is difficult to assess. CEMEX does not expect the application of IFRS 10 to have a significant impact on its consolidated financial statements.

•

In May 2011, the IASB issued IFRS 11, Joint arrangements (“IFRS 11”), effective beginning January 1, 2013. IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring an entity to classify the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement, as: a) joint operations, in which the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement; or b) joint ventures, in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The equity method should be applied as the single method to account for interests in joint ventures. Meanwhile, joint operators should account for their interests in joint operations line-by-line considering their share in the assets, liabilities, revenues and expenses of the arrangement. In conjunction with the issuance of IFRS 11, IAS 28 was amended. CEMEX does not expect the application of IFRS 11 to have a significant impact on its consolidated financial statements.

•

In May 2011, the IASB issued IFRS 12, Disclosure of interests in other entities (“IFRS 12”), effective beginning January 1, 2013, which is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 will require an entity to disclose information that enables users of financial statements to evaluate: a) the nature of, and risks associated with, its interests in other entities; and b) the effects of those interests on its financial position, financial performance and cash flows. CEMEX would modify its current disclosures regarding interest in other entities as required by IFRS 12, if applicable. Nonetheless, CEMEX does not expect the application of IFRS 12 to have a significant impact on its consolidated financial statements.

•

In June 2011, the IASB amended IAS 19, which provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 intend to provide investors and other users of financial statements with a better understanding of an entity’s obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flows. Among other things, the amendments require: a) the use of a single rate for the determination of

Newly issued IFRS not yet adopted - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

the expected return on plan assets’ and the discount of the benefits’ obligation to present value (together the “net interest expense”); b) the recognition of the net interest on the net defined benefit liability (liability minus plan assets), instead of an interest cost on the liability and a separate return on plan assets; and c) the recognition of all actuarial gains and losses for the period as part of other comprehensive income or loss, thereby, eliminating the option to defer the recognition of gains and losses, known as the ’corridor method’. The amendments to IAS 19 are effective for CEMEX beginning January 1, 2013, with earlier application permitted. The use of the single rate will generally increase the net interest expense for future periods. For the years ended December 31, 2012 and 2011, had CEMEX used a single rate to determine the net interest expense on its net defined pension liability, the effect would have increased the net interest expense on net defined pension liability of approximately Ps173 and Ps246, respectively (note 18).

•

In October 2011, the IASB issued International Financial Reporting Interpretations Committee 20, Stripping costs in the production phase of a surface mine (“IFRIC 20”), which is effective beginning January 1, 2013, with early adoption permitted. IFRIC 20 addresses inconsistencies in the reporting of waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’). To the extent that the benefit from the stripping activity is realized in the form of inventory produced, the entity shall account for the costs of that stripping activity in accordance with the principles of IAS 2, Inventories. To the extent the benefit is improved access to ore, the entity shall recognize these costs as an addition to, or as an enhancement of, the existing non-current asset. The capitalized amounts should be further amortized over the expected useful life of exposed ore body based on the units of production method. As mentioned in CEMEX’s accounting policy in note 2I, as of December 31, 2012, ongoing stripping costs in the same quarry are expensed as incurred. Therefore, pursuant to IFRIC 20, beginning January 1, 2013, all stripping costs that result in improved access to quarry reserves will be recognized as capital expenditures, as part of the carrying amount of the related quarries, reducing cash production costs and increasing depletion expense. CEMEX estimates that the adoption of IFRIC 20 beginning in January 1, 2013 would increase its annual capital expenditures and quarry depletion expense by approximately US$25 (Ps321).

•

In December 2011, the IASB amended IAS 32 for disclosure requirements for the offsetting of assets and liabilities on the statement of financial position. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective beginning January 1, 2014 and require retrospective application. CEMEX is currently evaluating the impact of adopting this amended standard; nonetheless, CEMEX does not expect that the adoption of this amended standard will have a significant impact on its consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

3) REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2012, 2011 and 2010, net sales, after sales and eliminations between related parties resulting from consolidation, were as follows:

(Millions of Mexican pesos)		2012	2011	2010
From the sale of goods associated to CEMEX’s main activities 1	Ps	189,219	182,835	171,116
From the sale of services 2		2,574	2,531	2,182
From the sale of other goods and services 3		5,243	4,521	4,343

	Ps	197,036	189,887	177,641

1	Includes revenues generated under construction contracts as presented in the table below.
2	Refers mainly to revenues generated by Neoris N.V., a subsidiary involved in the sale of information technology solutions.
3	Refers mainly to revenues generated by minor subsidiaries operating in different lines of business.

For the years ended December 31, 2012, 2011 and 2010, revenues and costs related to construction contracts in progress were as follows:

(Millions of Mexican pesos)		Recognized to date 1	2012	2011	2010
Revenue from construction contracts included in consolidated net sales 2	Ps	7,270	180	1,027	2,548
Costs incurred in construction contracts included in consolidated cost of sales 3		(5,727)	(80)	(895)	(1,976)

Construction contracts operating profit	Ps	1,543	100	132	572

1	Revenues and costs recognized from inception of the contracts until December 31, 2012 in connection with those projects still in progress.
2	Revenues from construction contracts during 2012, 2011 and 2010, determined under the percentage of completion method, were mainly obtained in Mexico.
3	Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2012 started in 2008.

As of December 31, 2012 and 2011, amounts receivable for progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant.

4) SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

CEMEX applies IFRS 8, Operating Segments (“IFRS 8”), for the disclosure of its operating segments, which are defined as the components of an entity that engage in business activities from which they may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available.

Selected Financial Information by Geographic Operating Segment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

CEMEX’s main activities are oriented to the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX operates geographically on a regional basis. Beginning in April 2011, CEMEX’s operations were reorganized into six geographical regions, each under the supervision of a regional president: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean (“MED”), 5) South America and the Caribbean (“SAC”), and 6) Asia. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. All regional presidents report directly to CEMEX’s Chief Executive Officer. The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In accordance with this approach, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis.

Based on IFRS 8 and considering the financial information that is regularly reviewed by CEMEX’s top management, each of the six geographic regions in which CEMEX operates and the countries that comprise such regions represent reportable operating segments. However, for disclosure purposes in the notes to the financial statements, considering similar regional and economic characteristics and/or the fact that certain countries do not exceed the materiality thresholds included in IFRS 8 to be reported separately, such countries have been aggregated and presented as single line items as follows: a) “Rest of Northern Europe” is mainly comprised of CEMEX’s operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland; b) “Rest of Mediterranean” is mainly comprised of CEMEX’s operations in Croatia, the United Arab Emirates and Israel; c) “Rest of South America and the Caribbean” is mainly comprised of CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina; and d) “Rest of Asia” is mainly comprised of CEMEX’s operations in Thailand, Bangladesh, China and Malaysia. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris, N.V., CEMEX’s subsidiary involved in the development of information technology solutions, 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

Selected financial information by geographic operating segment for 2010 has been reclassified as applicable in order to be comparable to the new geographic organization implemented beginning in 2011. The major changes as compared to the previous geographic organization are the creation of the “Mediterranean” region with Spain and Croatia, formerly part of the previously titled “Europe” region, and Egypt and Israel, formerly part of the previously titled “Africa and Middle East” region, among others.

Selected Financial Information by Geographic Operating Segment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

The main indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA”, representing operating earnings before other expenses, net, plus depreciation and amortization, considering that such amount represents a relevant measure for CEMEX’s management as an indicator of the ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX’s ability to service or incur debt (note 16). Operating EBITDA should not be considered as an indicator of CEMEX’s financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2. CEMEX recognizes sales and other transactions between related parties based on market values.

Selected consolidated statements of operations information by geographic operating segment for the years ended December 31, 2012, 2011 and 2010 was as follows:

2012		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	44,412	(1,425)	42,987	16,238	2,640	13,598	(291)	(432)	(84)
United States		40,319	(122)	40,197	323	6,379	(6,056)	(967)	(546)	(159)
Northern Europe
United Kingdom		14,620	—	14,620	1,870	956	914	(297)	(151)	(701)
Germany		14,406	(953)	13,453	680	1,004	(324)	(258)	(19)	(170)
France		13,324	—	13,324	1,251	493	758	(156)	(69)	13
Rest of Northern Europe		12,778	(806)	11,972	1,739	858	881	440	(118)	56
Mediterranean
Spain		4,841	(155)	4,686	1,355	684	671	(1,443)	(111)	944
Egypt		6,382	(190)	6,192	2,470	553	1,917	(203)	(9)	82
Rest of Mediterranean		8,160	(37)	8,123	1,063	302	761	(112)	(47)	(91)
South America and the Caribbean
Colombia		11,932	—	11,932	4,905	396	4,509	31	(139)	348
Rest of South America and the Caribbean		16,450	(1,851)	14,599	4,402	746	3,656	(70)	(53)	5
Asia
Philippines		4,704	—	4,704	900	305	595	27	(3)	(11)
Rest of Asia		2,430	—	2,430	110	75	35	13	(13)	—
Others		15,153	(7,336)	7,817	(2,922)	1,793	(4,715)	(2,406)	(16,625)	745

Total	Ps	209,911	(12,875)	197,036	34,384	17,184	17,200	(5,692)	(18,335)	977

Selected consolidated statements of operations information by geographic operating segment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

2011		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	43,361	(924)	42,437	15,536	2,391	13,145	(963)	(528)	590
United States		32,759	(86)	32,673	(1,106)	6,801	(7,907)	(322)	(373)	(132)
Northern Europe
United Kingdom		15,757	—	15,757	1,034	1,181	(147)	(257)	(160)	(99)
Germany		15,975	(1,015)	14,960	1,215	1,041	174	(236)	(55)	(130)
France		14,170	—	14,170	1,580	524	1,056	(171)	(79)	7
Rest of Northern Europe		14,278	(650)	13,628	1,658	1,010	648	(1,127)	(66)	(227)
Mediterranean
Spain		7,142	(108)	7,034	1,575	681	894	(498)	(679)	301
Egypt		6,516	(13)	6,503	2,891	469	2,422	(71)	(5)	—
Rest of Mediterranean		7,762	(39)	7,723	962	280	682	(121)	(32)	(35)
South America and the Caribbean
Colombia		8,533	—	8,533	3,020	452	2,568	(302)	(135)	(168)
Rest of South America and the Caribbean		14,852	(1,689)	13,163	3,868	912	2,956	(240)	(35)	9
Asia
Philippines		3,701	(44)	3,657	617	259	358	(53)	(5)	7
Rest of Asia		2,597	—	2,597	155	104	51	(34)	(2)	(11)
Others		14,857	(7,805)	7,052	(3,405)	1,431	(4,836)	(1,054)	(14,473)	(2,326)

Total	Ps	202,260	(12,373)	189,887	29,600	17,536	12,064	(5,449)	(16,627)	(2,214)

Selected consolidated statements of operations information by geographic operating segment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

2010		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	42,907	(744)	42,163	14,495	2,561	11,934	(854)	(447)	(219)
United States		31,575	(70)	31,505	(903)	7,467	(8,370)	(2,413)	(460)	(137)
Northern Europe
United Kingdom		14,320	—	14,320	508	1,231	(723)	164	(139)	(256)
Germany		13,524	(864)	12,660	753	1,023	(270)	(112)	(50)	(128)
France		12,179	—	12,179	1,172	656	516	(98)	(72)	(10)
Rest of Northern Europe		11,677	(454)	11,223	903	1,015	(112)	(50)	(66)	201
Mediterranean
Spain		8,013	(110)	7,903	1,768	721	1,047	(693)	(732)	(24)
Egypt		8,053	(174)	7,879	4,175	476	3,699	(141)	(8)	15
Rest of Mediterranean		7,253	(178)	7,075	770	299	471	(30)	(28)	(87)
South America and the Caribbean
Colombia		6,964	(8)	6,956	2,556	377	2,179	(161)	(57)	(264)
Rest of South America and the Caribbean		12,315	(1,588)	10,727	3,299	837	2,462	(279)	(68)	63
Asia
Philippines		4,014	—	4,014	1,242	246	996	(7)	(4)	(88)
Rest of Asia		2,512	—	2,512	197	101	96	(69)	(2)	16
Others		8,216	(1,691)	6,525	(1,091)	2,098	(3,189)	(1,592)	(12,620)	395

Total	Ps	183,522	(5,881)	177,641	29,844	19,108	10,736	(6,335)	(14,753)	(523)

The information of equity in income of associates by geographic operating segment for the years ended December 31, 2012, 2011 and 2010 is included in note 13A.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012 and 2011, selected balance sheet information by geographic segment was as follows:

2012		Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets 1
Mexico	Ps	834	78,232	79,066	18,483	60,583	2,154
United States		187	207,559	207,746	10,105	197,641	2,609
Northern Europe
United Kingdom		496	28,408	28,904	11,594	17,310	558
Germany		86	12,534	12,620	6,727	5,893	459
France		526	13,427	13,953	4,986	8,967	268
Rest of Northern Europe		78	17,546	17,624	4,107	13,517	657
Mediterranean
Spain		56	22,366	22,422	2,856	19,566	347
Egypt		—	7,208	7,208	3,548	3,660	277
Rest of Mediterranean		7	10,074	10,081	3,275	6,806	315
South America and the Caribbean
Colombia		—	16,160	16,160	9,252	6,908	1,456
Rest of South America and the Caribbean		23	16,764	16,787	3,856	12,931	500
Asia
Philippines		3	7,758	7,761	1,382	6,379	246
Rest of Asia		—	2,801	2,801	865	1,936	77
Others		5,683	29,954	35,637	242,134	(206,497)	103

Total	Ps	7,979	470,791	478,770	323,170	155,600	10,026

2011		Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets 1
Mexico	Ps	841	77,031	77,872	21,858	56,014	2,612
United States		44	235,976	236,020	10,487	225,533	875
Northern Europe
United Kingdom		201	31,765	31,966	18,797	13,169	607
Germany		96	13,877	13,973	7,576	6,397	340
France		622	15,311	15,933	5,861	10,072	289
Rest of Northern Europe		108	18,317	18,425	6,030	12,395	501
Mediterranean
Spain		161	47,160	47,321	14,989	32,332	501
Egypt		—	7,819	7,819	4,052	3,767	175
Rest of Mediterranean		7	9,916	9,923	3,438	6,485	273
South America and the Caribbean
Colombia		—	15,318	15,318	5,161	10,157	179
Rest of South America and the Caribbean		25	19,980	20,005	4,656	15,349	484
Asia
Philippines		—	8,786	8,786	2,716	6,070	494
Rest of Asia		—	2,432	2,432	853	1,579	69
Others		6,428	29,431	35,859	263,475	(227,616)	178

Total	Ps	8,533	533,119	541,652	369,949	171,703	7,577

1	In 2012 and 2011, the total “Additions to fixed assets” includes capital expenditures of approximately Ps7,899 and Ps5,943, respectively (note 14).

Total consolidated liabilities as of December 31, 2012 and 2011, included debt of Ps178,135 and Ps208,471, respectively. Of such balances, as of December 31, 2012 and 2011, 29% and 31% was in the Parent Company, 18% and 28% was in Spain, 51% and 39% was in finance subsidiaries in Holland, Luxembourg and the United States, and 2% and 2% was in other countries, respectively. As mentioned above, the Parent Company and the finance subsidiaries mentioned above are included within the segment “Others.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Net sales by product and geographic segment for the years ended December 31, 2012, 2011 and 2010 were as follows:

2012		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	29,229	12,927	2,478	10,090	(11,737)	42,987
United States		14,372	16,653	8,215	11,204	(10,247)	40,197
Northern Europe
United Kingdom		3,404	5,628	5,064	7,345	(6,821)	14,620
Germany		4,546	6,264	3,882	3,283	(4,522)	13,453
France		—	11,181	4,112	312	(2,281)	13,324
Rest of Northern Europe		5,103	6,066	2,155	892	(2,244)	11,972
Mediterranean
Spain		3,829	965	316	397	(821)	4,686
Egypt		5,461	463	24	525	(281)	6,192
Rest of Mediterranean		1,910	5,130	1,187	1,018	(1,122)	8,123
South America and the Caribbean
Colombia		8,911	4,102	1,351	897	(3,329)	11,932
Rest of South America and the Caribbean		12,832	3,337	619	703	(2,892)	14,599
Asia
Philippines		4,702	—	1	2	(1)	4,704
Rest of Asia		954	1,320	102	92	(38)	2,430
Others		—	—	—	15,153	(7,336)	7,817

Total	Ps	95,253	74,036	29,506	51,913	(53,672)	197,036

2011		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	28,215	12,618	2,387	10,477	(11,260)	42,437
United States		11,772	11,811	6,868	10,213	(7,991)	32,673
Northern Europe
United Kingdom		3,377	5,942	5,315	8,714	(7,591)	15,757
Germany		5,156	6,797	4,143	3,609	(4,745)	14,960
France		—	11,853	4,092	362	(2,137)	14,170
Rest of Northern Europe		6,155	6,917	2,184	1,207	(2,835)	13,628
Mediterranean
Spain		5,567	1,676	647	441	(1,297)	7,034
Egypt		5,917	490	26	197	(127)	6,503
Rest of Mediterranean		2,015	4,801	1,092	304	(489)	7,723
South America and the Caribbean
Colombia		6,600	2,779	486	774	(2,106)	8,533
Rest of South America and the Caribbean		11,164	3,037	449	813	(2,300)	13,163
Asia
Philippines		3,699	—	—	3	(45)	3,657
Rest of Asia		843	1,524	200	122	(92)	2,597
Others		—	—	—	14,689	(7,637)	7,052

Total	Ps	90,480	70,245	27,889	51,925	(50,652)	189,887

Net sales by product and geographic segment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

2010		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	27,911	11,233	1,622	10,723	(9,326)	42,163
United States		12,232	10,708	7,091	9,274	(7,800)	31,505
Northern Europe
United Kingdom		3,055	5,107	4,870	6,092	(4,804)	14,320
Germany		4,313	5,770	3,494	3,126	(4,043)	12,660
France		—	10,051	3,371	368	(1,611)	12,179
Rest of Northern Europe		4,874	5,459	1,924	1,088	(2,122)	11,223
Mediterranean
Spain		6,107	2,057	757	1,089	(2,107)	7,903
Egypt		7,050	702	41	413	(327)	7,879
Rest of Mediterranean		2,312	4,125	1,020	687	(1,069)	7,075
South America and the Caribbean
Colombia		5,612	2,021	283	626	(1,586)	6,956
Rest of South America and the Caribbean		10,139	2,732	337	404	(2,885)	10,727
Asia
Philippines		3,976	—	—	38	—	4,014
Rest of Asia		779	1,497	190	146	(100)	2,512
Others		—	—	—	7,661	(1,136)	6,525

Total	Ps	88,360	61,462	25,000	41,735	(38,916)	177,641

5) DEPRECIATION AND AMORTIZATION

Depreciation and amortization recognized during 2012, 2011 and 2010 is detailed as follows:

		2012	2011	2010
Depreciation and amortization expense related to assets used in the production process	Ps	13,852	13,918	14,574
Depreciation and amortization expense related to assets used in administrative and selling activities		3,332	3,618	4,534

	Ps	17,184	17,536	19,108

6) OTHER EXPENSES, NET

Other expenses, net in 2012, 2011 and 2010, consisted of the following:

		2012	2011	2010
Restructuring costs	Ps	(3,079)	(1,959)	(897)
Impairment losses (notes 12, 13B, 14 and 15)		(1,661)	(1,751)	(1,904)
Charitable contributions		(100)	(140)	(385)
Results from the sale of assets and others, net		(852)	(1,599)	(3,149)

	Ps	(5,692)	(5,449)	(6,335)

During 2012, in connection with the 10-year services agreement with IBM (note 23C), CEMEX recognized one-time restructuring costs of approximately US$138 (Ps1,818), of which, approximately US$54 (Ps710) are related to severance payments for termination of employees’ employment. In 2011 and 2010, restructuring costs mainly refer to severance payments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

7) OTHER FINANCIAL (EXPENSES) INCOME, NET

Other financial (expenses) income, net in 2012, 2011 and 2010, is detailed as follows:

		2012	2011	2010
Financial income	Ps	620	489	483
Results from financial instruments, net (notes 13B and 16D)		178	(76)	(1,103)
Foreign exchange results		1,142	(1,919)	895
Effects of net present value on assets and liabilities and others, net		(963)	(708)	(798)

	Ps	977	(2,214)	(523)

8) CASH AND CASH EQUIVALENTS

As of December 31, 2012 and 2011, consolidated cash and cash equivalents consisted of:

		2012	2011
Cash and bank accounts	Ps	7,581	6,123
Fixed-income securities and other cash equivalents 1		4,897	10,005

	Ps	12,478	16,128

1	As of December 31, 2011, this caption included approximately Ps4,103 relating to the reserve for the Mexican promissory notes (“Certificados Bursátiles” or “CBs”) (note 16A). As of December 31, 2012 and 2011, this caption included restricted deposits related to insurance contracts of approximately Ps239 and Ps425, respectively.

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of approximately Ps1,782 in 2012 and Ps4,010 in 2011, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

9) TRADE ACCOUNTS RECEIVABLE

As of December 31, 2012 and 2011, consolidated trade accounts receivable consisted of:

		2012	2011
Trade accounts receivable	Ps	25,464	28,376
Allowances for doubtful accounts		(1,766)	(2,171)

	Ps	23,698	26,205

As of December 31, 2012 and 2011, trade accounts receivable include receivables of Ps10,792 (US$840) and Ps12,733 (US$912), respectively, that were sold under outstanding securitization programs for the sale of trade accounts receivable and/or factoring programs with recourse in Mexico, the United States, France and the United Kingdom. In October 2012, CEMEX terminated its program in Spain. Under the securitization programs, CEMEX

Trade accounts receivable - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,280 in 2012 and Ps3,181 in 2011. Therefore, the funded amount to CEMEX was Ps8,512 (US$662) in 2012 and Ps9,552 (US$684) in 2011. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps368 (US$28) in 2012, Ps390 (US$31) in 2011 and Ps368 (US$29) in 2010. CEMEX’s securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2012 in Mexico, the United States, France and the United Kingdom, were initiated or renewed during 2011 and mature in October 2015, May 2013, March 2013 and March 2013, respectively.

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation of allowance for doubtful accounts in 2012, 2011 and 2010, were as follows:

		2012	2011	2010
Allowances for doubtful accounts at beginning of period	Ps	2,171	2,246	2,571
Charged to selling expenses		372	338	353
Deductions		(595)	(695)	(609)
Business combinations		—	82	2
Foreign currency translation effects		(182)	200	(71)

Allowances for doubtful accounts at end of period	Ps	1,766	2,171	2,246

10) OTHER ACCOUNTS RECEIVABLE

As of December 31, 2012 and 2011, consolidated other accounts receivable consisted of:

		2012	2011
Non-trade accounts receivable 1	Ps	2,321	1,964
Interest and notes receivable 2		2,721	2,284
Loans to employees and others		171	191
Refundable taxes		1,026	819

	Ps	6,239	5,258

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2	Includes Ps171 in 2012 and Ps185 in 2011, representing the short-term portion of the investment arising from the settlement of derivative instruments related to perpetual debentures issued by CEMEX (notes 16C and 20D)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

11) INVENTORIES

As of December 31, 2012 and 2011, consolidated balances of inventories are summarized as follows:

		2012	2011
Finished goods	Ps	5,934	6,437
Work-in-process		2,819	2,597
Raw materials		2,980	3,219
Materials and spare parts		4,523	5,328
Inventory in transit		820	517
Allowance for obsolescence		(591)	(444)

	Ps	16,485	17,654

For the years ended December 31, 2012, 2011 and 2010, CEMEX recognized in the statements of operations, inventory impairment losses of approximately Ps44, Ps19 and Ps17, respectively.

12) OTHER CURRENT ASSETS

As of December 31, 2012 and 2011, consolidated other current assets consisted of:

		2012	2011
Advance payments	Ps	2,228	1,946
Assets held for sale		2,193	2,007

	Ps	4,421	3,953

As of December 31, 2012 and 2011, advance payments include Ps18 and Ps549, respectively, associated with advances to suppliers of inventory (note 2G). Assets held for sale are stated at their estimated realizable value and include real estate properties received in payment of trade receivables as well as other assets held for sale.

During 2012, 2011 and 2010, CEMEX recognized within “Other expenses, net” impairment losses in connection with assets held for sale of approximately Ps595, Ps190 and Ps420, respectively. Of such 2012 impairment losses, approximately Ps123 (US$9) related to the amount of goodwill that was written-off due to the decision to classify these assets as held for sale (note 15A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

13) INVESTMENTS IN ASSOCIATES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13A) INVESTMENTS IN ASSOCIATES

As of December 31, 2012 and 2011, the main investments in shares of associates were as follows:

	Activity	Country	%		2012	2011
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,471	4,566
Camcem, S.A. de C.V.	Cement	Mexico	10.3		476	486
AB Akmenés cementas	Cement	Lithuania	33.9		399	391
ABC Capital, S.A. Institución de Banca Múltiple 1	Financing	Mexico	49.0		369	371
Trinidad Cement Ltd	Cement	Trinidad	20.0		252	548
Société Méridionale de Carrières	Aggregates	France	33.3		213	253
Société d’Exploitation de Carrières	Aggregates	France	50.0		172	202
Lehigh White Cement Company	Cement	United States	24.5		162	160
Industrias Básicas, S.A	Cement	Panama	25.0		121	129
Société des Ciments Antillais	Cement	French Antilles	26.0		70	136
Other companies	—	—	—		1,274	1,291

				Ps	7,979	8,533

Out of which:
Book value at acquisition date				Ps	2,420	2,627
Changes in stockholders’ equity				Ps	5,559	5,906

1	Formerly ABC Capital, S.A. de C.V.S.O.F.O.M. until October 2, 2011.

As of December 31, 2012 and 2011, there were no put options outstanding for the purchase of non-controlling interests and/or investments in associates.

In April 2010, CEMEX announced its plans to contribute up to US$100 million for a non-controlling interest in a vehicle originally named Blue Rock Cement Holdings S.A. which is now named TRG Blue Rock HBM Holdings S.à.r.l. (“Blue Rock -TRG”) that would invest in the cement and related industries. Blue Rock-TRG is managed by The Rohatyn Group and BK Cement Ltd. Depending on funds raised from third-party investors and the availability of financing, Blue Rock - TRG may decide to invest in different assets in the cement industry and/or related industries and/or enter into operating contracts providing for CEMEX’s assistance in the development, building and operation of the invested assets, if any. As of December 31, 2012, different projects were being considered but CEMEX did not have any investment in Blue Rock - TRG.

Equity in net income (loss) of associates by geographic operating segment in 2012, 2011 and 2010 is detailed as follows:

		2012	2011	2010
Mexico	Ps	92	(53)	32
United States		343	(204)	(648)
Northern Europe		157	146	78
Mediterranean		(90)	(8)	(3)
Corporate and Others		226	(215)	54

	Ps	728	(334)	(487)

Investments in associates - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Combined condensed balance sheet information of CEMEX’s associates as of December 31, 2012 and 2011 is set forth below:

		2012	2011
Current assets	Ps	14,302	15,728
Non-current assets		38,533	42,196

Total assets		52,835	57,924

Current liabilities		7,546	7,912
Non-current liabilities		17,420	21,190

Total liabilities		24,966	29,102

Total net assets	Ps	27,869	28,822

Combined selected information of the statements of operations of CEMEX’s associates in 2012, 2011 and 2010 is set forth below:

		2012	2011	2010
Sales	Ps	11,693	15,736	18,798
Operating earnings		1,160	1,118	1,233
Income (loss) before income tax		531	(846)	608
Net income (loss)		517	(402)	444

13B) OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2012 and 2011, consolidated other investments and non-current accounts receivable were summarized as follows:

		2012	2011
Non-current portion of valuation of derivative financial instruments	Ps	4,279	1,787
Non-current accounts receivable and other investments 1		3,744	5,926
Investments available-for-sale 2		211	2,572
Investments held for trading 3		366	310

	Ps	8,600	10,595

1	Includes, among other items: a) advances to suppliers of fixed assets of approximately Ps86 in 2012 and Ps216 in 2011; and b) a restricted investment used to pay coupons under the perpetual debentures (note 20D), of approximately Ps490 in 2012 and Ps632 in 2011. CEMEX recognized impairment losses of non-current accounts receivable in the United States of approximately Ps90 in 2012, in the Caribbean and in the United States of approximately Ps167 in 2011 and in the United States of approximately Ps129 in 2010 (note 6).
2	This line item includes: a) an investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”) of approximately Ps211 in 2012 and Ps59 in 2011; and b) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”) with a notional amount of approximately US$203 (Ps2,834) in 2011 and a fair value of approximately US$180 (Ps2,513). During 2012 and 2011, changes in valuation of these investments generated losses of approximately Ps102 and Ps93, respectively, recognized as part of other comprehensive loss within other equity reserves. In 2012, upon disposal of the PDVSA notes, CEMEX recognized a net gain of approximately Ps169 as part of other financial (expense) income, net, including the effects recognized within other comprehensive income in prior years
3	This line item refers to investments in private funds. In 2012 and 2011, no contributions were made to such private funds.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Nationalization of CEMEX Venezuela

In connection with the expropriation in 2008 of all businesses, assets and shares of CEMEX in Venezuela by the Government of Venezuela, and after an international arbitration process with the International Centre for Settlement of Investment Disputes (“ICSID”), on December 13, 2011, CEMEX and the Government of Venezuela concluded a settlement agreement pursuant to which CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of US$240; and (ii) notes issued by PDVSA, with nominal value and interest income to maturity totaling approximately US$360. Additionally, as part of the settlement, all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable, net of approximately US$154. Pursuant to this settlement agreement, CEMEX and the Government of Venezuela agreed to withdraw the ICSID arbitration as well as other then outstanding legal proceedings. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately US$503 and recognized a settlement gain in the statement of operations for 2011 of approximately US$25, recognized within other expenses, net, which includes the write-off of the currency translation effects accrued in equity.

14) PROPERTY, MACHINERY AND EQUIPMENT

As of December 31, 2012 and 2011, consolidated property, machinery and equipment and the changes in such line item during 2012, 2011 and 2010, were as follows:

		2012
		Land and mineral reserves 1	Buildings 1	Machinery and equipment 2	Construction in progress	Total
Cost at beginning of period	Ps	81,135	43,824	183,682	14,976	323,617
Accumulated depreciation and depletion		(5,817)	(11,911)	(72,180)	—	(89,908)

Net book value at beginning of period		75,318	31,913	111,502	14,976	233,709
Capital expenditures		1,339	1,579	4,981	—	7,899
Additions through capital leases		—	813	1,212	—	2,025
Capitalization of financial expense		—	—	—	102	102

Total additions		1,339	2,392	6,193	102	10,026
Disposals 3		(1,548)	(397)	(1,451)	15	(3,381)
Reclassifications 4		(742)	(97)	(261)	(2)	(1,102)
Depreciation and depletion for the period		(1,116)	(1,691)	(11,264)	—	(14,071)
Impairment losses		(131)	(31)	(380)	—	(542)
Foreign currency translation effects		(4,955)	(4,476)	(2,092)	(815)	(12,338)

Cost at end of period		75,198	40,316	176,720	14,276	306,510
Accumulated depreciation and depletion		(7,033)	(12,703)	(74,473)	—	(94,209)

Net book value at end of period	Ps	68,165	27,613	102,247	14,276	212,301

Properties, machinery and equipment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

		2011
		Land and mineral reserves 1	Buildings 1	Machinery and equipment 2	Construction in progress	Total	2010
Cost at beginning of period	Ps	75,149	39,008	165,170	13,016	292,343	310,496
Accumulated depreciation and depletion		(4,446)	(8,990)	(57,636)	—	(71,072)	(64,373)

Net book value at beginning of period		70,703	30,018	107,534	13,016	221,271	246,123
Capital expenditures		74	397	5,472	—	5,943	6,875
Additions through capital leases		4	—	1,515	—	1,519	—
Capitalization of financial expense		—	—	—	115	115	88

Total additions		78	397	6,987	115	7,577	6,963
Disposals 3		(1,251)	(654)	(1,185)	261	(2,829)	(2,797)
Reclassifications 4		—	—	—	—	—	1,169
Business combinations (note 15A)		1,157	615	2,388	1,006	5,166	38
Depreciation and depletion for the period		(1,461)	(1,630)	(11,366)	—	(14,457)	(15,337)
Impairment losses		(667)	(85)	(497)	—	(1,249)	(1,161)
Foreign currency translation effects		6,759	3,252	7,641	578	18,230	(13,727)

Cost at end of period		81,135	43,824	183,682	14,976	323,617	292,343
Accumulated depreciation and depletion		(5,817)	(11,911)	(72,180)	—	(89,908)	(71,072)

Net book value at end of period	Ps	75,318	31,913	111,502	14,976	233,709	221,271

1	Includes corporate buildings and related land sold to financial institutions during 2012 and 2011, which were leased back, without incurring any change in the carrying amount of such assets or gain or loss on the transactions. The aggregate carrying amount of these assets as of December 31, 2012 and 2011 was approximately Ps1,657 and Ps554, respectively.
2	Includes assets, mainly mobile equipment, acquired in 2012 and 2011 through capital leases, which carrying amount as of December 31, 2012 and 2011 was approximately Ps2,025 and Ps1,519, respectively.
3	In 2012, includes sales of non-strategic fixed assets in Mexico, the United Kingdom and the United States for Ps1,160, Ps1,129 and Ps384, respectively. In 2011, includes sales of non-strategic fixed assets in the United Kingdom, Mexico and the United States for Ps424, Ps567 and Ps968, respectively. In 2010, includes sales of non-strategic fixed assets in the United States and Mexico for Ps1,140 and Ps749, respectively.
4	In 2012, due to decision to dispose of certain components of CGUs in the United States, CEMEX reclassified approximately Ps1,102 of fixed assets associated with such CGUs to assets held for sale (note 12). The reclassified assets were recognized at fair value less cost to sale. In 2010, refers to the capitalization of advances to suppliers of fixed assets during the period.

CEMEX has significant balances of property, machinery and equipment. As of December 31, 2012 and 2011, the consolidated balances of property, machinery and equipment, net, represented approximately 44.3% and 43.1%, respectively, of CEMEX’s total consolidated assets. As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2012, 2011 and 2010, CEMEX

Properties, machinery and equipment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses (note 2K) during 2012, 2011 and 2010 in the following countries and for the following amounts:

		2012	2011	2010
Ireland	Ps	64	790	91
Mexico		203	101	138
United Kingdom		—	84	—
Latvia		38	68	—
Colombia		—	46	—
Poland		3	29	76
Germany		128	21	103
Thailand		—	15	136
United States		71	11	500
Other countries		35	84	117

	Ps	542	1,249	1,161

As of December 31, 2012, there were no items of property, machinery and equipment related to CGUs that due to impairment indicators, such as the reduction of operations and/or the extended economic slowdown in the respective country, were subject to impairment tests and presented relative impairment risk in that their value in use exceeded by only 10% or less their respective carrying amounts. As of December 31, 2011, the CGU that presented relative impairment risk was as follows:

			2011
Country	Related assets		Excess of value in use over carrying amount	Discount rate	Average remaining useful life
United States	Machinery and equipment	Ps	105	10.7%	21 years

As of December 31, 2011, in connection with the items of property, machinery and equipment mentioned in the table above that presented relative impairment risk, the impairment charges resulting from the sensitivity analysis that would have resulted from a reasonable independent change in each of the relevant variables used to determine the related assets’ value in use would have been as follows:

		2011
		Sensitivity analysis impact of described change in assumptions
Country		Excess of value in use over carrying amount	Recognized impairment losses	Discount rate + 1pt	Remaining useful live – 10%
United States	Ps	105	—	(105)	—

As of December 31, 2011, CEMEX believed that the estimated useful lives of the assets subject to the impairment test above were reasonable. With respect to the discount rate, such rate is linked to the global cost of capital, which may increase in the future, subject to economic conditions in the respective country.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

15) GOODWILL AND INTANGIBLE ASSETS

15A) BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2012 and 2011, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

		2012				2011
		Cost	Accumulated amortization	Carrying amount		Cost	Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	142,444	—	142,444	Ps	152,674	—	152,674
Intangible assets of definite useful life:
Extraction rights		27,685	(2,242)	25,443		29,839	(2,307)	27,532
Industrial property and trademarks		429	(76)	353		4,012	(3,000)	1,012
Customer relations		4,862	(2,606)	2,256		5,172	(2,324)	2,848
Mining projects		1,642	(300)	1,342		2,083	(402)	1,681
Others intangible assets		14,068	(12,384)	1,684		16,872	(13,557)	3,315

	Ps	191,130	(17,608)	173,522	Ps	210,652	(21,590)	189,062

The amortization of intangible assets of definite useful life was approximately Ps3,113 in 2012, Ps3,079 in 2011 and Ps3,771 in 2010, and was recognized within operating costs and expenses.

Goodwill

Changes in consolidated goodwill in 2012, 2011 and 2010 were as follows:

		2012	2011	2010
Balance at beginning of period	Ps	152,674	135,822	144,190
Business combinations		—	14	81
Disposals and cancellations 1		(323)	—	(83)
Reclassification to assets held for sale 2		(212)	—	—
Impairment losses (note 15C) 3		—	(145)	(189)
Foreign currency translation effects		(9,695)	16,983	(8,177)

Balance at end of period	Ps	142,444	152,674	135,822

1	In 2012, due to the decision to transfer certain milling assets from Spain to Colombia, CEMEX cancelled approximately Ps323 of goodwill in Spain associated with the original acquisition of the entity that held the assets against other expenses, net.
2	In 2012, due to the classification of certain CGUs in the United States to assets held for sale, considering the historical average Operating EBITDA generation of such CGUs, CEMEX allocated approximately Ps212 of goodwill related to the groups of CGUs to which goodwill had been allocated in such country to the fair value less cost to sale associated with such assets recognized in assets held for sale (note 12).

Goodwill - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

3	In 2011 and 2010, based on impairment tests made during the last quarter of such years, CEMEX recognized within “Other expenses, net” goodwill impairment losses in connection with the CGUs to which goodwill had been allocated in Latvia for approximately Ps145 (US$12) in 2011, and in Puerto Rico for approximately Ps189 (US$15) in 2010. The impairment losses in such countries represented 100% of the amount of goodwill allocated to such CGUs. In 2012, there were no impairment losses of goodwill (note 15C).

Intangible assets of definite life

Changes in intangible assets of definite life in 2012, 2011 and 2010 were as follows:

		2012
		Extraction rights	Industrial property and trademarks	Customer relations	Mining projects	Others 1	Total
Balance at beginning of period	Ps	27,532	1,012	2,848	1,681	3,315	36,388
Additions (disposals), net 1		(4)	(513)	134	263	(265)	(385)
Amortization		(446)	(373)	(512)	(69)	(1,713)	(3,113)
Impairment losses		(42)	—	—	—	(69)	(111)
Foreign currency translation effects		(1,597)	227	(214)	(533)	416	(1,701)

Balance at end of period	Ps	25,443	353	2,256	1,342	1,684	31,078

		2011
		Extraction rights	Industrial property and trademarks	Customer relations	Mining projects	Others 1	Total	2010
Balance at beginning of period	Ps	25,225	1,267	2,991	1,342	3,881	34,706	41,338
Business combinations		—	—	—	—	6	6	48
Additions (disposals), net 1		61	92	11	117	340	621	(287)
Amortization		(386)	(506)	(463)	(86)	(1,638)	(3,079)	(3,771)
Impairment losses		—	—	—	—	—	—	(5)
Foreign currency translation effects		2,632	159	309	308	726	4,134	(2,617)

Balance at end of period	Ps	27,532	1,012	2,848	1,681	3,315	36,388	34,706

1	As of December 31, 2012 and 2011, “Others” includes the carrying amount of internal-use software of approximately Ps204 and Ps711, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses, amounted to approximately Ps352 in 2012, Ps501 in 2011 and Ps30 in 2010.

When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. In order to obtain discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to net present value using the risk adjusted discount rate of return. Significant management judgment is necessary to determine the appropriate valuation method and estimates under the key assumptions, among which are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices.

Intangible assets of definite life - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

The fair values of intangible assets are very sensitive to changes in the significant assumptions used in their calculation. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers the royalty rate, which is key in the determination of revenue streams, as the most subjective assumption. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors.

15B) MAIN ACQUISITIONS AND DIVESTITURES DURING THE REPORTED PERIODS

In 2005, CEMEX and Ready Mix USA formed two joint ventures: a) CEMEX Southeast, LLC, a joint venture that was 50.01% owned and consolidated by CEMEX, and was comprised of the Demopolis cement plant in Alabama and the Clinchfield cement plant in Georgia, with a combined annual installed capacity of 1.7 million tons, and 12 cement terminals; and b) Ready Mix USA LLC, a joint venture that was 50.01% owned and consolidated by Ready Mix USA, and was comprised of 10 sand and gravel pits, 149 concrete plants and 20 block plants located in the states of Arkansas, Mississippi, Tennessee, Alabama, Georgia, and Florida.

Starting on June 30, 2008, Ready Mix USA had the right, but not the obligation, to sell (or put) its interests in both joint ventures to CEMEX. On September 30, 2010, Ready Mix USA exercised this put option. As a result of Ready Mix USA’s exercise of its put option and after performance of the obligations by both parties under the put option agreement, on August 12, 2011, through the payment of approximately US$352 (Ps4,914), CEMEX acquired its former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date in which Ready Mix USA exercised its put option until CEMEX’s acquisition date, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, and considering the existence of a settlement price that could have been paid any time until September 30, 2011 at CEMEX election and potential voting rights, Ready Mix USA LLC was consolidated beginning March 31, 2011. Upon consolidation, the purchase price was assigned to each joint venture proportionately to CEMEX’s relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC, considering the original fair values as of the dates of the 2005 agreements. During 2011, the acquisition of the non-controlling interest in CEMEX Southeast, LLC, fully consolidated by CEMEX as of the acquisition date, and the non-controlling interest in Ready Mix USA, LLC, generated a gain of approximately US$24 (Ps316) resulting mainly to the measurement at fair value of CEMEX’s previously held equity interest in Ready Mix USA, LLC, and was recognized within “Other expenses, net.” The consolidated financial statements of CEMEX as of December 31, 2011 included the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of the fair value of its net assets as of the acquisition date of approximately Ps4,487, including cash and cash equivalents of approximately Ps912 and debt of approximately Ps1,352, and its results of operations for the nine-month period ended December 31, 2011. During 2012, after conclusion of the purchase price allocation, there were changes in the value of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately US$1 (Ps13).

On November 15, 2012, as described in note 20D, CEMEX sold a non-controlling interest of 26.65% in CEMEX Latam Holdings, S.A., a direct subsidiary of CEMEX España, for a net amount of approximately US$960 (Ps12,336).

Main acquisitions and divestitures during the reported periods - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

On October 12, 2012, in a private transaction, CEMEX made the final payment in connection with the acquisition, initiated in April 2012 from third parties, of the 49% non-controlling interest in an indirect holding company of Global Cement, S.A., CEMEX’s main operating subsidiary in Guatemala, for a total amount including the final payment of approximately US$54 (Ps694), recognizing within “Other equity reserves” a loss of approximately US$32 (Ps411).

On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in the Republic of Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired all the shares of Readymix plc (“Readymix”), CEMEX’s main operating subsidiary in the Republic of Ireland, for €0.25 per share in cash. The acquisition price for the 38.8% non-controlling interest in Readymix was approximately €11 (US$15 or Ps187). The listing and trading of Readymix’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

15C) ANALYSIS OF GOODWILL IMPAIRMENT

As of December 31, 2012 and 2011, goodwill balances allocated by operating segment were as follows:

		2012	2011
United States	Ps	109,326	117,867
Mexico		6,369	6,369
Northern Europe
United Kingdom		4,552	4,647
France		3,451	3,690
Rest of Northern Europe 1		297	420
Mediterranean
Spain		8,660	9,549
United Arab Emirates		1,371	1,383
Egypt		231	231
South America and the Caribbean
Colombia		5,510	5,628
Dominican Republic		201	214
Rest of South America and the Caribbean 2		733	775
Asia
Philippines		1,389	1,513
Others
Other operating segments 3		354	388

	Ps	142,444	152,674

1	This caption refers to the operating segments in the Czech Republic and Latvia.
2	This caption refers to the operating segments in the Caribbean, Argentina, Costa Rica and Panama.
3	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary in the information technology and software development business.

Analysis of goodwill impairment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

CEMEX is engaged in the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. The geographic operating segments reported by CEMEX (note 4) represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. Correspondingly, each of CEMEX’s geographic operating segments is comprised of CEMEX’s operations in a country. Each country or operating segment is, in turn, comprised of a lower level of cash-generating units, which are not larger than an operating segment, identified by CEMEX as geographical zones within the country in which all main business activities are conducted. For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated, as goodwill is allocated at that level. In order to arrive at these conclusions, CEMEX evaluated: a) that after the acquisition, goodwill is allocated at the level of the reportable operating segment and represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes and reflects the way CEMEX manages its operations and allocates resources; b) that the cash-generating units that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information systems; d) the homogeneous nature of the items produced and traded in each cash-generating unit, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic operating segment and not on the particular results of the components. Considering materiality for disclosure purposes, in note 15C, certain balances of goodwill were presented for Rest of Northern Europe or Rest of South America and the Caribbean, but this does not represent that goodwill was tested at a level higher than for operations in an individual country.

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the long-term growth rates applied. CEMEX’s cash flow projections to determine the value in use of its CGUs to which goodwill has been allocated consider the use of long-term economic assumptions. CEMEX believes that its discounted cash flow projections and the discount rates used reasonably reflect current economic conditions at the time of the calculations, considering, among other factors that: a) the cost of capital reflects current risks and volatility in the markets; and b) the cost of debt represents the average of industry specific interest rates observed in recent transactions. Other key assumptions used to determine CEMEX’s discounted cash flows are volume and price increases or decreases by main product during the projected periods. Volume increases or decreases generally reflect forecasts issued by trustworthy external sources, occasionally adjusted based on CEMEX’s actual backlog, experience and judgment considering its concentration in certain sectors, while price changes normally reflect the expected inflation in the respective country. Operating costs and expenses during all periods are maintained as a fixed percent of revenues considering historic performance.

During the last quarter of 2012, 2011 and 2010, CEMEX performed its annual goodwill impairment test. Based on these analyses, in 2012 CEMEX did not determine impairment losses of goodwill, whereas, in 2011 and 2010, CEMEX determined impairment losses of goodwill for approximately Ps145 (US$12) and Ps189 (US$15), respectively, associated with CEMEX’s groups of CGUs to which goodwill has been allocated in Latvia in 2011 and Puerto Rico in 2010, in both cases representing 100% of the goodwill balance associated with such countries. The estimated impairment losses are mainly attributable to market dynamics in these countries and their position in their business economic cycles. In both countries, their net book value exceeded their respective recoverable amount.

Analysis of goodwill impairment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012, 2011 and 2010, CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances, were as follows:

	Discount rates			Growth rates
Groups of CGUs	2012	2011	2010	2012	2011	2010
United States	9.9%	10.7%	10.0%	2.5%	2.5%	2.5%
Spain	11.5%	12.0%	11.2%	2.5%	2.5%	2.5%
Mexico	10.7%	11.4%	11.0%	3.0%	2.5%	2.5%
Colombia	10.7%	11.6%	11.1%	3.5%	2.5%	2.5%
France	10.3%	11.5%	10.7%	1.9%	2.5%	2.5%
United Arab Emirates	13.3%	13.9%	11.7%	3.6%	2.5%	2.5%
United Kingdom	10.3%	11.0%	10.7%	2.7%	2.5%	2.5%
Egypt	13.5%	13.0%	11.9%	4.0%	2.5%	2.5%
Range of rates in other countries	11.1% –13.3%	11.8% –14.0%	10.5% –14.9%	3.4% –4.0%	2.5%	2.5%

As of December 31, 2012, the discount rates used by CEMEX in its cash flows projections decreased by an average 5% from the values determined in 2011, mainly as a result of a reduction in the industry specific average cost of debt observed in 2012, as compared to the prior year. In respect to long-term growth rates, following general practice under IFRS, in 2012, CEMEX started the use of country specific rates.

In connection with CEMEX’s assumptions included in the table above, as of December 31, 2012 and 2011, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of CEMEX’s discounted cash flow model, CEMEX determined a weighted average of multiples of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. As of December 31, 2012 and 2011, CEMEX considered an industry weighted average Operating EBITDA multiple of 10.3 times and 9.6 times, respectively. CEMEX’s own Operating EBITDA multiples to enterprise value as of the same dates were 10.6 times in 2012 and 10 times in 2011. The lowest multiple observed in CEMEX’s benchmark as of December 31, 2012 and 2011 was 7.2 times and 6.2 times, respectively, and the highest being 21.3 times and 22.1 times, respectively.

As of December 31, 2012, the impairment charges resulting from the sensitivity analyses that would have resulted from an independent change of each one of the variables and/or by the use of multiples of Operating EBITDA, regarding the operating segment that presented a relative impairment risk, would have been as follows:

As of December 31, 2012	Sensitivity analysis of described change in assumptions
(Amounts in millions)	Recognized impairment charges		Discount rate + 1pt	Long-term growth rate - 1pt	Multiples of Operating EBITDA
Spain	US$	—	99	—	39
United Arab Emirates		—	8	—	—

Analysis of goodwill impairment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

CEMEX will continue to monitor the evolution of the specific CGUs to which goodwill has been allocated that present relative goodwill impairment risk and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future. As of December 31, 2011 and 2010, CEMEX made the sensitivity analyses to changes in assumptions mentioned above.

CEMEX has experienced a significant decline in its market capitalization with respect to levels prior to the 2008 global crisis, which CEMEX believes is due to factors such as: a) the contraction of the construction industry in the United States, which has experienced a continued slow recovery after the crisis of 2008, that has significantly affected CEMEX’s operations in such country and consequently its overall generation of cash flows; b) CEMEX’s significant amount of consolidated debt and its operation over the last few years under the Financing Agreement (note 16A), has also significantly affected CEMEX’s valuation, considering the high uncertainty perceived by stakeholders regarding CEMEX’s odds of successfully achieving the different milestones established with its main creditors; and c) the transfer of capital during the last few years, mainly due to high volatility generated by liquidity problems in certain European countries, from variable income securities in developing countries such as Mexico to fixed income securities in developed countries such as the United States. The market price of CEMEX’s CPO has recovered significantly after CEMEX entering into the Facilities Agreement (note 16A). In dollar terms, CEMEX’s market capitalization increased by approximately 93% in 2012 compared to 2011, to approximately US$10.8 billion (Ps138.7 billion).

Goodwill allocated to the United States accounted for approximately 77% of CEMEX’s total amount of consolidated goodwill as of December 31, 2012 and 2011. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States as of December 31, 2011 and 2012, CEMEX has considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of CEMEX’s investment, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the 20% and 7% increase in ready-mix concrete volumes in 2012 and 2011, respectively, and the 4% and 3% increase in 2012 and 2011, respectively, of ready-mix concrete prices, respectively, which are key drivers for cement consumption and CEMEX’s profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX’s cash flow projections.

In addition, as mentioned above, CEMEX performed a reasonableness test of the estimated value in use by performing a sensitivity analysis on key cash flow assumptions, and estimated the recoverable amount by using the method of multiples of Operating EBITDA.

Based on the above, considering economic assumptions that were verified for reasonableness with information generated by external sources, to the extent available, the value in use of the CEMEX’s operating segment in the United States exceeded the respective carrying amount for goodwill impairment test purposes as of December 31, 2012 and 2011. The additional sensitivity analyses were as follows:

Excess of value in use over carrying amount	2012		2011
Basic test	US$	3,933	4,114
Sensitivity to plus 1 percent point in discount rate		1,390	1,335
Sensitivity to minus 1 percent point in long-term growth		2,574	2,493
Excess of multiples of Operating EBITDA over carrying amount		1,106	781

Analysis of goodwill impairment - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012 and 2011, CEMEX considers that its combination of discount rate and long-term growth rate applied in the base model for its group of CGUs in the United States to which goodwill has been allocated reflect the particular risk factors existing as of the date of analysis.

16) FINANCIAL INSTRUMENTS

16A) SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2012 and 2011, CEMEX’s consolidated debt summarized by interest rates, currencies and type of instrument, was as follows:

		2012				2011
		Short-term	Long-term	Total		Short-term	Long-term	Total
Floating rate debt	Ps	81	62,664	62,745	Ps	2,997	106,943	109,940
Fixed rate debt		515	114,875	115,390		1,676	96,855	98,531

	Ps	596	177,539	178,135	Ps	4,673	203,798	208,471

Effective rate 1
Floating rate		5.5%	5.2%			5.0%	5.3%
Fixed rate		4.7%	9.0%			10.5%	8.4%

		2012					2011
Currency		Short-term	Long-term	Total	Effective rate 1		Short-term	Long-term	Total	Effective rate 1
Dollars	Ps	486	144,582	145,068	7.8%	Ps	310	156,055	156,365	6.9%
Euros		46	30,461	30,507	5.9%		93	44,357	44,450	5.9%
Pesos		15	2,392	2,407	8.8%		4,268	3,268	7,536	9.5%
Other currencies		49	104	153	4.6%		2	118	120	5.8%

	Ps	596	177,539	178,135		Ps	4,673	203,798	208,471

1	Represents the weighted average effective interest rate.

Short-term and long-term debt - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

2012		Short-term	Long-term
Bank loans
Loans in Mexico, 2013 to 2014	Ps	—	1,088
Loans in foreign countries, 2013 to 2018		2	3,770
Syndicated loans, 2013 to 2017		—	49,972

		2	54,830

Notes payable
Notes payable in Mexico, 2013 to 2017		—	568
Medium-term notes, 2013 to 2022		—	120,535
Other notes payable, 2013 to 2025		80	2,120

		80	123,223

Total bank loans and notes payable		82	178,053
Current maturities		514	(514)

	Ps	596	177,539

2011		Short-term	Long-term
Bank loans
Loans in Mexico, 2012 to 2014	Ps	—	1,820
Loans in foreign countries, 2012 to 2018		16	23,797
Syndicated loans, 2012 to 2014		—	71,195

		16	96,812

Notes payable
Notes payable in Mexico, 2012 to 2017		—	4,647
Medium-term notes, 2012 to 2020		—	104,440
Other notes payable, 2012 to 2025		124	2,432

		124	111,519

Total bank loans and notes payable		140	208,331
Current maturities		4,533	(4,533)

	Ps	4,673	203,798

Changes in consolidated debt for the years ended December 31, 2012, 2011 and 2010 were as follows:

		2012	2011	2010
Debt at beginning of year	Ps	208,471	194,394	210,446
Proceeds from new debt instruments		33,468	33,591	12,212
Debt repayments		(52,699)	(44,368)	(29,641)
Issuance of debt in exchange for perpetual notes		4,123	1,491	15,437
Increase (decrease) from business combinations		—	1,352	—
Foreign currency translation and inflation effects		(15,228)	22,011	(14,060)

Debt at end of year	Ps	178,135	208,471	194,394

The most representative exchange rates for the financial debt are as follows:

	April 23, 2013	2012	2011	2010
Mexican pesos per dollar	12.26	12.85	13.96	12.36
Euros per dollar	0.7689	0.7576	0.7712	0.7499

Short-term and long-term debt - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

The maturities of CEMEX’s consolidated long-term debt as of December 31, 2012, were as follows:

		2012
2014	Ps	7,346
2015		9,797
2016		22,391
2017		62,417
2018 and thereafter		75,588

	Ps	177,539

As of December 31, 2012, CEMEX had the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 2.14% and 10.0%, depending on the negotiated currency:

		Lines of credit	Available
Other lines of credit in foreign subsidiaries	Ps	6,491	4,243
Other lines of credit from banks		456	—

	Ps	6,947	4,243

Relevant debt transactions during 2012, 2011 and 2010

On September 17, 2012, CEMEX concluded the refinancing process of a substantial portion of its then outstanding debt under the Financing Agreement, as amended on several dates during 2009, 2010, 2011 and finally on September 17, 2012 (the “Financing Agreement”), with the completion of the Exchange Offer on September 17, 2012, as further described in this note 16.

On September 17, 2012, in connection with the Facilities Agreement described elsewhere in this note 16A, CEMEX issued US$500 aggregate principal amount of 9.5% senior secured notes due in 2018 (the “September 2012 Notes”). The September 2012 Notes were issued in exchange for loans and private placements outstanding under the Financing Agreement.

On October 12, 2012, through its subsidiary CEMEX Finance LLC, CEMEX closed the offering of US$1,500 aggregate principal amount of 9.375% senior secured notes due in 2022 (the “October 2012 Notes”). The October 2012 Notes, which were issued at par and will be callable commencing on their 5th anniversary, are unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX España, S.A., New Sunward Holding B.V., CEMEX Concretos, S.A. de C.V., CEMEX Corp. and Empresas Tolteca de México, S.A. de C.V., as well as by CEMEX Research Group AG, CEMEX Shipping B.V., CEMEX Asia B.V., CEMEX France Gestion (S.A.S.), CEMEX UK, and CEMEX Egyptian Investments B.V. ( jointly the “New Guarantors”), which also guarantee debt under the Facilities Agreement. The net proceeds from the offering, approximately US$1,489, were used to repay indebtedness under the Facilities Agreement, which allowed CEMEX to achieve the first debt repayment milestone thereunder of March 2013 and the reduction in the interest rate under such agreement by 25 basis points, as detailed in other section of this note 16A.

Relevant debt transactions during 2012, 2011 and 2010 - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

On March 23, 2012, through several exchange offers made on a private placement basis by CEMEX España’s Luxembourg branch, CEMEX finalized the issuance of: a) approximately €179 aggregate principal amount of 9.875% Euro-denominated senior secured notes due 2019; and b) approximately US$704 aggregate principal amount of 9.875% Dollar-denominated senior secured notes due 2019 (collectively, the “March 2012 Notes”), in exchange for approximately €470, or 53%, of its then outstanding Euro-denominated 4.75% notes due 2014, and approximately US$452, or 48%, in several series of its then aggregate outstanding perpetual debentures (note 20D). The March 2012 Notes are unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., New Sunward Holding B.V. and the New Guarantors and share the same collateral that secures the Facilities Agreement and other senior secured debt having the benefit of such collateral. As a result of the private exchanges, CEMEX generated in 2012 a gain of approximately US$131 (Ps1,680), representing the difference between the notional amount of the March 2012 Notes, and the several series of the reacquired and cancelled perpetual debentures, which was recognized within “Other equity reserves.”

During December 2011, CEMEX exchanged through market transactions a portion of the PDVSA notes received in payment from the Government of Venezuela (note 13B), for perpetual debentures and debt instruments issued by CEMEX subsidiaries. In addition, during the same month, CEMEX received from a third party, as a settlement of an account receivable, the equity interest of an entity whose assets where mainly comprised by perpetual debentures and debt instruments issued by CEMEX subsidiaries. As a result, as of December 31, 2011, CEMEX cancelled in its balance sheet a portion of several series of its subsidiaries’ debt instruments, held by the newly acquired entity and its other subsidiaries, for an aggregate notional amount of approximately Ps977, including portions of the 9.25% Dollar-denominated senior secured notes due 2020 and portions of the April 2011 Notes, described below, as well as portions of several series of perpetual debentures (note 20D) for an aggregate notional amount of approximately Ps3,029, among others. Considering the difference between the fair value of the instruments and their notional amount, as part of this cancellation, CEMEX recognized gains, net of certain commissions, of approximately Ps1,630, of which, approximately Ps239 associated with CEMEX’s debt instruments, were recognized within other expenses, net, and approximately Ps1,391 associated with the perpetual debentures, were recognized in stockholders’ equity as part of other equity reserves.

As of December 31, 2010 and 2011, in connection with its obligations under the Financing Agreement, which is described within this note 16A, CEMEX had already paid 35.4% of the original principal amount, or approximately US$5,263, of debt under the Financing Agreement and 51.0% of the original principal amount, or approximately US$7,571, of debt under the Financing Agreement, respectively. These repayments exceeded the scheduled amortizations of 19.1%, or approximately US$2,837 by December 15, 2010, and 33.1%, or approximately US$4,918 by December 15, 2011. Through these repayments, CEMEX avoided a 0.5% increase in the interest rate of debt under the Financing Agreement beginning in January 2012 and addressed all maturities under the Financing Agreement until December 2013.

On July 11, 2011, CEMEX, S.A.B. de C.V. closed the reopening of the January 2011 Notes, described below, and issued US$650 aggregate principal amount of additional notes at 97.616% of face value plus any accrued interest. CEMEX used the net proceeds from the reopening for general corporate purposes and the repayment of debt, including debt under the Financing Agreement.

On April 5, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$800 aggregate principal amount of Floating Rate Senior Secured Notes due in 2015 (the “April 2011 Notes”), which were issued at 99.001% of face value. The April 2011 Notes are unconditionally guaranteed by CEMEX México, S.A. de C.V., New Sunward

Relevant debt transactions during 2012, 2011 and 2010 - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Holding B.V., CEMEX España, S.A. and the New Guarantors. The net proceeds from the offering, approximately US$788, were used to repay indebtedness under the Financing Agreement.

On March 4, 2011, a CEMEX subsidiary closed a private exchange transaction whereby it exchanged approximately €119 aggregate principal amount of 6.277% perpetual debentures for approximately US$125 (Ps1,491) aggregate principal amount of new 9.25% Dollar-denominated senior secured notes due 2020, described below. As a result of the private exchange, approximately €119 in aggregate principal amount of the 6.277% Perpetual Debentures were cancelled, generating in 2011 a gain of approximately Ps446, representing the difference between the notional amount of the reacquired perpetual debentures and the new senior secured notes, which was recognized within “Other equity reserves.”

On January 11, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$1,000 aggregate principal amount of its 9.0% senior secured notes due in 2018 (the “January 2011 Notes”), which were issued at 99.364% of face value, and are callable beginning on their fourth anniversary. The January 2011 Notes share the collateral pledged to the lenders under the Facilities Agreement and other senior secured indebtedness having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A. and the New Guarantors.

In May 2010, CEMEX exchanged at a discount, part of each series of its perpetual debentures (note 20D) into new senior secured notes as follows: (1) US$1,067 senior secured notes denominated in Dollars maturing in May 2020, with an annual coupon of 9.25% and callable commencing on the fifth anniversary of their issuance; and (2) €115 (US$153) senior secured notes denominated in Euros maturing in May 2017, with an annual coupon of 8.875% and callable commencing on the fourth anniversary of their issuance. The senior secured notes, issued by the Luxembourg branch of CEMEX España, S.A., are fully guaranteed by CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V., New Sunward Holding B.V. and the New Guarantors. As a result of the exchange, CEMEX generated a gain of approximately Ps5,401 (US$437), representing the difference between the amount of perpetual debentures reacquired and the amount of new secured notes issued, which was recorded in “other equity reserves” in 2010.

On January 13, 2010, through a reopening of the offering of its 9.5% notes due in 2016 issued on December 14, 2009, a CEMEX financial subsidiary issued notes for an additional amount of US$500. The additional notes were issued at a price of US$105.25 per US$100 principal amount plus accrued interest from December 14, 2009 with a yield to maturity of 8.477%. CEMEX used approximately US$411 of the net proceeds to prepay principal due in 2011 under the Financing Agreement and the difference was used for general corporate purposes. The original and additional notes are guaranteed by CEMEX, S.A.B. de C.V., CEMEX México S.A. de C.V., New Sunward Holding B.V. and the New Guarantors.

Facilities Agreement and Financing Agreement

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain subsidiaries entered into the original Financing Agreement with its major creditors, by means of which the maturities of approximately US$14,961 (Ps195,839) (amount determined in accordance with the contracts) of syndicated and bilateral loans, private placement notes and other obligations were extended, providing for a semi-annual amortization schedule. The Financing Agreement is guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Concretos, S.A. de C.V., CEMEX Corp., CEMEX Finance LLC and Empresas Tolteca de México, S.A. de C.V. As of December 31, 2011 and 2010, after the application of the

Facilities Agreement and Financing Agreement - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

proceeds from the refinancing transactions disclosed above and in note 16B and others, the application of the net proceeds obtained from the sale of assets, and the equity offering in 2009, the remaining debt balance under the Financing Agreement was approximately US$7,195 (Ps100,442) and US$9,566 (Ps118,235), respectively, with payments due as of August 31, 2012 of approximately US$488 in December 2013 and US$6,707 at final maturity in February 2014, each calculated as of August 30, 2012. Considering that CEMEX was able to prepay by December 31, 2011 approximately US$2,301 of debt under the Financing Agreement, CEMEX avoided an increase in the interest rate of debt under such agreement of 0.5%. Until its maturity, the Financing Agreement does not provide for any further increases in the interest rate associated with a certain amount of prepayments.

On September 17, 2012, CEMEX completed a refinancing process of a substantial portion of its then outstanding debt under the Financing Agreement, as amended on several dates. Pursuant to CEMEX’s exchange proposal (the “Exchange Offer”), creditors were invited to exchange their existing exposures under the existing Financing Agreement into one or a combination of the following instruments: a) new loans (“New Loans”) or private placement notes (“New USPP Notes”), as applicable, or b) up to US$500 in new 9.5% notes (the “September 2012 Notes”) to be issued by CEMEX maturing in June 2018, having terms substantially similar to those of senior secured notes previously issued by CEMEX, S.A.B. de C.V. and/or its subsidiaries. The September 2012 Notes were allocated pro rata to the participating creditors of the Financing Agreement in the Exchange Offer that elected to receive the September 2012 Notes in the Exchange Offer. Financing Agreement creditors accepting certain amendments, including the elimination of the benefit of the security package among others, received an amendment fee of 20 basis points (“bps”) calculated on the amount of their existing exposures under such agreement.

Pursuant to the Exchange Offer, participating creditors representing approximately 92.7% of the aggregate principal amount of debt outstanding under the existing Financing Agreement agreed to extinguish their existing loans and private placement notes and to receive in place thereof: a) approximately US$6,155 in aggregate principal amount of New Loans with an initial interest rate of LIBOR plus 525 bps (subject to decrease depending on certain prepayments), and new USPP Notes with an initial interest rate of 9.66% (subject to decrease depending on certain prepayments), issued pursuant to a new agreement (the “Facilities Agreement”) dated as of September 17, 2012, and with a final maturity on February 14, 2017, and an exchange fee of 80 bps calculated on the amount of their existing exposures under the Financing Agreement that were extinguished and for which New Loans or New USPP Notes were issued in place thereof; and b) US$500 of the September 2012 Notes, issued pursuant to an indenture dated as of September 17, 2012. Approximately US$525 aggregate principal amount of loans and U.S. Dollar private placement notes remained outstanding after the Exchange Offer under the existing Financing Agreement, as amended, after the Exchange Offer. As of December 31, 2012, after the application of proceeds resulting from the CEMEX Latam Holdings, S.A. initial offering (note 20D), the aggregate principal amount of loans and U.S. dollar private placement notes under the amended Financing Agreement was US$55 (Ps707), with a final maturity on February 14, 2014.

The Facilities Agreement required CEMEX to make the following amortization payments: (i) US$500 on February 14, 2014, (ii) US$250 on June 30, 2016, and (iii) US$250 on December 31, 2016. The Facilities Agreement also provides that CEMEX must: (a) repay at least US$1,000 of the indebtedness under the Facilities Agreement on or prior to March 31, 2013 (or a date falling no more than 90 days thereafter, if agreed to by two thirds of the participating creditors under the Facilities Agreement), or the maturity date of the indebtedness under the Facilities Agreement will become due on February 14, 2014; (b) on or before March 5, 2014, in case CEMEX does not redeem, purchase, repurchase, refinance or extend the maturity date of 100% of the notes issued by CEMEX Finance Europe B.V. and guaranteed by CEMEX España to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become

Facilities Agreement and Financing Agreement - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

March 5, 2014; (c) on or before March 15, 2015, in case CEMEX does not redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 2015 Convertible Subordinated Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2015; (d) on or before September 30, 2015, in case CEMEX does not redeem or extend the maturity date of 100% of the April 2011 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become September 30, 2015; (e) on or before March 15, 2016, in case CEMEX does not redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 2016 Convertible Subordinated Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2016; and (f) on or before December 14, 2016, in case CEMEX does not redeem or extend the maturity date of 100% of the December 2009 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become December 14, 2016.

For the initial US$1,000 repayment, at its sole discretion, CEMEX may elect to: a) sell minority stakes in CEMEX’s operations; b) sell selected assets in the United States; c) sell selected assets in Europe; and/or d) sale of other non-core assets. If during the Facilities Agreement term CEMEX pays down US$1,500 and US$2,000 of aggregate principal amount under the Facilities Agreement, the interest rate under the outstanding amount of the New Notes would be reduced to LIBOR plus 500 bps and LIBOR plus 450 bps, respectively, and in the New USPP Notes would be reduced to 9.41% and 8.91%, respectively.

As of December 31, 2012, CEMEX achieved the US$1,000 repayment milestone of March 2013, and the debt amortization requirements under the Facilities Agreement through and including the amortization on December 15, 2016; with US$4,187 remaining outstanding with a final maturity in February 2017. As a result of the prepayments, the interest rate on the New Loans under the Facilities Agreement was reduced to LIBOR plus 450 bps and on the New USPP Notes was reduced to 8.91%.

As mentioned above, the debt under the Facilities Agreement is guaranteed by the same entities that guarantee the debt under the Financing Agreement, and additionally by the New Guarantors. The amended Financing Agreement and certain other precedent facilities did not receive guarantees from the New Guarantors. The debt under the Facilities Agreement (together with other senior capital markets debt issued or guaranteed by CEMEX, and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V.; Centro Distribuidor de Cemento, S.A. de C.V.; Corporación Gouda, S.A. de C.V.; Mexcement Holdings, S.A. de C.V.; New Sunward Holding B.V.; CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the “Collateral”), and (b) all proceeds of such Collateral.

Pursuant to the Facilities Agreement, CEMEX is prohibited from making aggregate annual capital expenditures in excess of US$800 (excluding certain capital expenditures, and, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of US$350 (or its equivalent)). In the Facilities Agreement, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) issue shares; (xii) enter into certain derivatives

Facilities Agreement and Financing Agreement - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

transactions; (xiii) exercise any call option in relation to any perpetual bonds CEMEX issues unless the exercise of the call options does not have a materially negative impact on its cash flow; and (xiv) transfer assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

The Facilities Agreement also contains a number of affirmative covenants that, among other things, require CEMEX to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) CEMEX’s consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5 times; and (ii) no default under the Facilities Agreement is continuing. Restrictions that will cease to apply when CEMEX satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX’s ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX issues (provided that creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of CEMEX in excess of US$75). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Facilities Agreement.

In addition, the Facilities Agreement contains events of default, some of which may be outside of CEMEX’s control. CEMEX cannot assure that it will be able to meet any or all of the above milestones for repaying indebtedness pursuant the Facilities Agreement or redeeming, converting into equity, purchasing, repurchasing or extending the maturities of CEMEX’s other indebtedness. Failure to meet any of these milestones will result in a spring back of the maturity date of CEMEX’s indebtedness under the Facilities Agreement, and CEMEX cannot assure that at such time it will be able to repay such indebtedness. Moreover, CEMEX cannot assure that it will be able to comply with the restrictive covenants and limitations contained in the Facilities Agreement. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

Financial Covenants

The Facilities Agreement requires the compliance with financial ratios calculated on a consolidated basis, which mainly include: a) the ratio of net debt to operating EBITDA (“leverage ratio”); and b) the ratio of operating EBITDA to interest expense (“coverage ratio”). Pursuant to the Facilities Agreement, beginning on September 17, 2012, at each compliance date, financial ratios should be calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS. During 2011 and 2010, financial ratios were calculated according to the formulas established in the Financing Agreement using the consolidated amounts under MFRS. The determinations of financial ratios require in most cases pro forma adjustments, according to the definitions of the contracts that differed from terms defined under IFRS and MFRS.

Based on the Facilities Agreement, CEMEX must comply with consolidated financial ratios and tests under IFRS, including a coverage ratio for each period of four consecutive fiscal quarters (measured semi-annually) of not less than (i) 1.50 times for the period ending on December 31, 2012 up to and including the period ending on June 30, 2014, (ii) 1.75 times from the period ending on December 31, 2014 up to and including the period

Financial Covenants - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

ending on June 30, 2015, (iii) 1.85 times for the period ending on December 31, 2015, (iv) 2.0 times for the period ending on June 30, 2016, and (v) 2.25 times for the period ending on December 31, 2016. In addition, the Facilities Agreement allows CEMEX a maximum consolidated leverage ratio for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed: (i) 7.0 times for each period from the period ending on December 31, 2012 up to and including the period ending on December 31, 2013, (ii) 6.75 times for the period ending on June 30, 2014, (iii) 6.5 times for the period ending on December 31, 2014, (iv) 6.0 times for the period ending on June 30, 2015, (v) 5.5 times for the period ending on December 31, 2015, (vi) 5.0 times for the period ending on June 30, 2016, and (vii) 4.25 times for the period ending on December 31, 2016. Applicable during 2011 and 2010, and resulting from the amendments made to the original Financing Agreement on October 25, 2010, CEMEX had to comply with consolidated financial ratios and tests under MFRS, including a coverage ratio of not less than 1.75 times for the periods ended on December 31, 2011 and 2010. In addition, the maximum leverage ratio must not have exceeded 7.75 times for the period ending December 31, 2010 and 7.0 times for the period ending December 31, 2011.

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2012, 2011 and 2010, taking into account the Facilities Agreement and the amended Financing Agreement, as applicable, and based on its IFRS and MFRS amounts, as applicable, CEMEX, S.A.B. de C.V. and its subsidiaries were in compliance with the financial covenants imposed by its debt contracts.

The main consolidated financial ratios as of December 31, 2012, 2011 and 2010 were as follows:

		IFRS Consolidated financial ratios	MFRS Consolidated financial ratios
		2012	2011	2010
Leverage ratio 1, 2	Limit	=< 7.00	=< 7.00	=< 7.75
	Calculation	5.44	6.64	7.43

Coverage ratio 3	Limit	> 1.50	> 1.75	> 1.75
	Calculation	2.10	1.88	1.95

1	The leverage ratio is calculated in pesos by dividing “funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet excluding finance leases, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments.
2	Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.
3	The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

Financial Covenants - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

For 2013 and going forward, CEMEX believes that it will continue to comply with its covenants under its Facilities Agreement, as it is expecting to benefit from cost savings programs implemented during 2012 and 2011, favorable market conditions in some of its key markets and decreasing costs for key inputs such as energy. Furthermore, CEMEX has an asset disposal plan in place which, as in prior years, is expected to support CEMEX’s efforts to reduce its overall debt.

CEMEX will classify all of its outstanding debt as current debt in its balance sheet if: 1) as of any relevant measurement date on which CEMEX fails to comply with the financial ratios agreed upon pursuant to the Facilities Agreement; or 2) as of any date prior to a subsequent measurement date on which CEMEX expects not to be in compliance with its financial ratios agreed upon under the Facilities Agreement, in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX with the financial ratios agreed upon pursuant to the Facilities Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the Facilities Agreement. That scenario will have a material adverse effect on CEMEX’s liquidity, capital resources and financial position.

16B) OTHER FINANCIAL OBLIGATIONS

As of December 31, 2012 and 2011, other financial obligations in the consolidated balance sheet are detailed as follows:

		2012				2011
		Short-term	Long-term	Total		Short-term	Long-term	Total
I. Convertible subordinated notes due 2018	Ps	—	7,100	7,100	Ps	—	7,451	7,451
I. Convertible subordinated notes due 2016		—	10,768	10,768		—	11,236	11,236
II. Convertible subordinated notes due 2015		—	8,397	8,397		—	8,829	8,829
III. Convertible securities due 2019		152	1,561	1,713		131	1,703	1,834
IV. Liabilities secured with accounts receivable		6,013	2,500	8,513		7,052	2,500	9,552
V. Capital leases		813	2,587	3,400		528	1,471	1,999

	Ps	6,978	32,913	39,891	Ps	7,711	33,190	40,901

Financial instruments convertible into CEMEX’s CPOs contain components of liability and equity, which are recognized differently depending upon whether the instrument is mandatorily convertible or is optionally convertible by election of the note holders (note 2L).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

I. Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$978 (Ps11,632) aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Notes”) and US$690 (Ps8,211) aggregate principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Notes”). The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX’s ADSs, at the holder’s election, at any time after June 30, 2011 and are subject to antidilution adjustments. As of December 31, 2012 and 2011, the conversion price per ADS was US$10.4327 and US$10.85, respectively. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions (note 16D), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2016 Notes and the 2018 Notes. The fair value of the conversion option as of the issuance date amounted to approximately Ps3,959, which considering the functional currency of the issuer, was recognized as a derivative instrument within “Other non-current liabilities” (note 16D). Changes in fair value of the conversion option generated a net loss of approximately Ps1,094 (US$88) in 2012 and a net gain of approximately Ps167 (US$13) in 2011, recognized within other financial (expense) income, net. After antidilution adjustments, the conversion rate as of December 31, 2012 and 2011 was 95.8525 ADS and 92.1659 ADS, respectively, per each 1 thousand dollars principal amount of such notes.

II. Optional convertible subordinated notes due in 2015

On March 30, 2010, CEMEX, S.A.B. de C.V. issued US$715 (Ps8,837) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Notes”). The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX’s ADSs, at the holder’s election, and are subject to antidilution adjustments. As of December 31, 2012 and 2011, the conversion price per ADS was US$12.0886 and US$12.5721, respectively. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the notes (note 16D). The fair value of the conversion option as of the issuance date amounted to Ps1,232, which considering the functional currency of the issuer was recognized as a derivative instrument within “Other non-current liabilities” (note 16D). Changes in fair value of the conversion option generated a net loss of approximately Ps114 (US$9) in 2012 and a net gain of approximately Ps39 (US$3) in 2011, recognized within other financial (expense) income, net. After antidilution adjustments, the conversion rate as of December 31, 2012 and 2011 was 82.7227 ADS and 79.5411 ADS, respectively, per each 1 thousand dollars principal amount of such notes.

III. Mandatorily convertible securities due in 2019

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into mandatorily convertible securities for approximately Ps4,126 (US$315). Reflecting antidilution adjustments, at their scheduled conversion in 2019 or earlier if the price of the CPO reaches approximately Ps31.9 the securities will be mandatorily convertible into approximately 194 million CPOs at a conversion price of approximately Ps21.269 per CPO. During their tenure, the securities bear interest at an annual rate of 10% payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component represented by the fair value of the conversion option as of the issuance date of Ps1,971 was recognized within “Other equity reserves.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

IV. Liabilities secured with accounts receivable

As mentioned in note 9, as of December 31, 2012 and 2011, CEMEX maintained securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom, and terminated its program in Spain during October 2012, by means of which, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Based on IAS 39, CEMEX recognizes cash flows received, that is the funded amounts of the trade receivables sold within “Other financial obligations”, and maintains the receivables sold in the balance sheet.

V. Capital leases

CEMEX has several operating and administrative assets, including buildings and mobile equipment, under capital lease contracts. Future payments associated with these contracts are presented in note 23E.

16C) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Temporary investments (cash equivalents) and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of December 31, 2012 and 2011, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2012			2011
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative instruments (note 13B)	Ps	4,279	4,279	Ps	1,787	1,793
Other investments and non-current accounts receivable (note 13B)		4,321	4,121		8,808	8,453

	Ps	8,600	8,400	Ps	10,595	10,246

Financial liabilities
Long-term debt (note 16A)		177,539	188,128		203,798	176,867
Other financial obligations (note 16B)		32,913	42,651		33,190	28,788
Derivative instruments (notes 16D and 17)		5,451	5,451		998	998

	Ps	215,903	236,230	Ps	237,986	206,653

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Fair Value Hierarchy

As mentioned in note 2A, CEMEX applies IFRS 13 for fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. Assets and liabilities carried at fair value in the consolidated balance sheets as of December 31, 2012 and 2011, are included in the following fair value hierarchy categories:

2012		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (note 13B)	Ps	—	4,279	—	4,279
Investments available-for-sale (note 13B)		211	—	—	211
Investments held for trading (note 13B)		—	366	—	366

	Ps	211	4,645	—	4,856

Liabilities measured at fair value
Derivative instruments (note 16D and 17)	Ps	—	5,451	—	5,451

2011		Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (note 13B)	Ps	—	1,793	—	1,793
Investments available-for-sale (note 13B)		2,572	—	—	2,572
Investments held for trading (note 13B)		—	310	—	310

	Ps	2,572	2,103	—	4,675

Liabilities measured at fair value
Derivative instruments (note 16D and 17)	Ps	—	998	—	998

16D) DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, CEMEX held interest rate swaps, as well as forward contracts and other derivative instruments on CEMEX, S.A.B. de C.V.’s own shares and third parties’ shares, with the objective of, as the case may be: a) changing the risk profile associated with the price of raw materials and other energy projects; and b) other corporate purposes.

As of December 31, 2012 and 2011, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		2012		2011
(U.S. dollars millions)		Notional amount	Fair value	Notional amount	Fair value
I.Interest rate swaps	US$	181	49	189	46
II.Equity forwards on third party shares		27	—	46	1
III.Forward instruments over indexes		5	—	5	—
IV.Options on CEMEX’s own shares		2,743	(138)	2,743	11

	US$	2,956	(89)	2,983	58

The fair values determined by CEMEX for its derivative financial instruments are Level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with the derivative instruments. Therefore, the risk factors

Derivative financial instruments - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX and its counterparties.

The caption “Other financial income (expenses), net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented a net loss of approximately Ps98 (US$8) in 2012 and a net gain of approximately Ps329 (US$26) in 2011. As of December 31, 2012 and 2011, pursuant to net balance settlement agreements, cash deposits in margin accounts that guaranteed obligations through derivative financial instruments were offset with the fair value of the derivative instruments for approximately US$91 (Ps1,168) and US$234 (Ps3,266), respectively.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

I. Interest rate swap contracts

As of December 31, 2012 and 2011, CEMEX had an interest rate swap maturing in September 2022 associated with agreements entered into by CEMEX for the acquisition of electric energy in Mexico (note 23C), which fair value represented assets of approximately US$49 and US$46, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR, which is the international reference rate for debt denominated in U.S. dollars. As of December 31, 2012 and 2011, LIBOR was 0.513% and 0.7705%, respectively. Changes in the fair value of this interest rate swap generated gains of approximately US$2 (Ps35) in 2012, US$12 (Ps150) in 2011 and US$8 (Ps99) in 2010, recognized in the statements of operations for each period.

II. Equity forwards in third party shares

As of December 31, 2012 and 2011, CEMEX had forward contracts to be settled in cash over the price of 59.5 million and 119 million CPOs of Axtel, respectively. During April 2012, at maturity of one of the contracts for 59.5 million CPOs of Axtel, by agreement with the counterparty CEMEX elected to acquire the underlying shares. The remaining contract matures in October 2013. These contracts were intended to maintain the exposure to changes in the price of such entity. Changes in the fair value of this instrument generated losses of approximately US$7 (Ps100) in 2012, US$35 (Ps437) in 2011 and US$42 (Ps526) in 2010, recognized in the statements of operations for each period.

III. Forward instruments over indexes

As of December 31, 2012 and 2011, CEMEX held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, with maturity in April and July 2013. By means of these instruments, CEMEX maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a gain of approximately US$1 (Ps13) in 2012, a loss of US$1 (Ps13) in 2011, and a gain of approximately US$5 (Ps67) in 2010, recognized in the statements of operations for each year.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

IV. Options on CEMEX’s own shares

In August 2011, upon their maturity, CEMEX settled through a payment of approximately US$188 (Ps2,346), options based on the price of CEMEX’s ADS for a notional amount of US$500, structured within a debt transaction of US$500 (Ps6,870) issued in June 2008. By means of these options, considering that the price per ADS remained below approximately US$20.5, as adjusted as of December 31, 2010, CEMEX paid the maximum net interest rate of 12% on the related debt transaction. CEMEX could have gradually obtained a net interest rate of zero on this debt, had the ADS price exceeded approximately US$30.4, as adjusted as of December 31, 2010. Changes in the fair value of these options represented losses of approximately US$2 (Ps29) in 2011 and US$27 (Ps346) in 2010.

On March 15, 2011, in connection with the offering of the 2016 Notes and the 2018 Notes and to effectively increase the conversion price for CEMEX CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 160 million ADSs (94 million ADS maturing in March 2016 and 66 million ADSs maturing in March 2018), by means of which, for the 2016 Notes, at maturity of the notes in March 2016, if the price per ADS is above US$10.4327, CEMEX will receive in cash the difference between the market price of the ADS and US$10.4327, with a maximum appreciation per ADS of US$4.8151. Likewise, for the 2018 Notes, at maturity of the notes in March 2018, if the price per ADS is above US$10.4327, CEMEX will receive in cash the difference between the market price of the ADS and US$10.433, with a maximum appreciation per ADS of US$6.4201. CEMEX paid a total premium of approximately US$222. As of December 31, 2012 and 2011, the fair value of such options represented an asset of approximately US$226 (Ps2,899) and US$71 (Ps984), respectively. During 2012 and 2011, changes in the fair value of these instruments generated a gain of approximately US$155 (Ps1,973) and a loss of approximately US$153 (Ps1,906), respectively, recognized within “Other financial income (expense), net” in the statements of operations. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, CEMEX separates the conversion options embedded in the 2016 Notes and the 2018 Notes and recognizes them at fair value, which as of December 31, 2012 and 2011, resulted in a liability of approximately US$301 (Ps3,862) and US$58 (Ps806), respectively. Changes in fair value of the conversion options generated a loss in 2012 of approximately US$243 (Ps3,078) and a gain in 2011 of approximately US$279 (Ps3,482).

On March 30, 2010, in connection with the offering of the 2015 Notes and to effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 59.1 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above US$12.0086, CEMEX will receive in cash the difference between the market price of the ADS and US$12.0886, with a maximum appreciation per ADS of US$4.6494. CEMEX paid a premium of approximately US$105. As of December 31, 2012 and 2011, the fair value of such options represented an asset of approximately US$58 (Ps751) and US$11 (Ps157), respectively. During 2012, 2011 and 2010, changes in the fair value of this contract generated a gain of approximately US$47 (Ps594), a loss of approximately US$79 (Ps984) and a loss of approximately US$16 (Ps201), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, CEMEX separates the conversion option embedded in the 2015 Notes and recognizes it at fair value, which as of December 31, 2012 and 2011, resulted in liabilities of approximately US$64 (Ps828) and US$8 (Ps120), respectively. Changes in fair value of the conversion option generated a loss of approximately US$56 (Ps708) in 2012, a gain of approximately US$97 (Ps1,211) in 2011 and a loss of approximately US$5 (Ps67) in 2010.

Options on CEMEX’s own shares - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012 and 2011, CEMEX had granted a guarantee for a notional amount of approximately US$360, in connection with put option transactions on CEMEX’s CPOs entered into by Citibank with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees in April 2008, as described in note 23C, which fair value, net of deposits in margin accounts, represented a net liability of approximately US$58 (Ps740) and US$4 (Ps58), as of December 31, 2012 and 2011, respectively. Changes in fair value were recognized in the statements of operations within “Other financial income (expense), net,” representing a gain of approximately US$95 (Ps1,198) in 2012, a loss of approximately US$92 (Ps1,145) in 2011 and a gain of approximately US$5 (Ps69) in 2010. As of December 31, 2012 and 2011, cash deposits in margin accounts were approximately US$76 (Ps975) and US$225 (Ps3,141), respectively.

16E) RISK MANAGEMENT

Since the beginning of 2009, with the exception of the capped call transactions entered into in March 2010 and March 2011 in connection with CEMEX’s 2015 Notes, 2016 Notes and 2018 Notes (notes 16B and 16D), CEMEX has been reducing the aggregate notional amount of its derivatives, thereby reducing the risk of cash margin calls. This initiative included closing substantially all notional amounts of derivative instruments related to CEMEX’s debt (currency and interest rate derivatives), which was completed during April 2009. The Facilities Agreement significantly restricts CEMEX’s ability to enter into derivative transactions.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects CEMEX’s results if such debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. As of December 31, 2012 and 2011, CEMEX was subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and increase its net loss. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs.

As of December 31, 2012 and 2011, approximately 35% and approximately 52%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted average interest rate of LIBOR plus 456 basis points in 2012 and 454 basis points in 2011. As of December 31, 2012 and 2011, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net loss for 2012 and 2011 would have increased by approximately US$25 (Ps315) and US$40 (Ps550), respectively, as a result of higher interest expense on variable rate denominated debt.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2012, approximately 21% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 19% in the United States, 7% in the United Kingdom, 7% in Germany, 6% in France, 6% in the Rest of Northern Europe geographic segment, 2% in Spain, 3% in Egypt, 4% in the Rest of Mediterranean segment, 6% in Colombia, 8% in the Rest of South America and the Caribbean, 3% in Asia and 8% in CEMEX’s other operations.

Foreign currency risk - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012, approximately 81% of CEMEX’s financial debt was Dollar-denominated, approximately 17% was Euro-denominated, approximately 1% was Peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising from the Dollar-denominated financial debt, and the Euro-denominated financial debt, versus the currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars and Euros from its operations to service these obligations. As of December 31, 2012 and 2011, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Foreign exchange fluctuations occur when the Parent Company or any subsidiary incurs monetary assets or liabilities in a currency different from its functional currency. These translation gains and losses are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2012 and 2011, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into CEMEX’s reporting currency, considering a hypothetic 10% strengthening of the U.S. dollar against the Mexican peso, with all other variables held constant, CEMEX’s net loss for 2012 and 2011 would have increased by approximately US$108 (Ps1,522) and US$41 (Ps578), respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2012 and 2011, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

		2012	2011
Monetary assets	Ps	55,435	62,139
Monetary liabilities		(310,102)	(352,275)

Net monetary liabilities	Ps	(254,667)	(290,136)

Out of which:
Dollars	Ps	(167,157)	(169,139)
Pesos		(30,989)	(26,701)
Other currencies		(56,521)	(94,296)

	Ps	(254,667)	(290,136)

Equity risk

As of December 31, 2012 and 2011, equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX’s and/or third party’s shares. As described in note 16D, CEMEX has entered into equity forward contracts on Axtel CPOs and the TRI index, as well as options and guarantees of a put option transaction based on the price of CEMEX’s own CPOs. Under these equity derivative instruments, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying share or index. All changes in fair value of such equity derivative instruments are recognized through the statements of operations as part of “Other financial income (expense), net.” A significant decrease in the market price of CEMEX’s CPOs and third party shares would negatively affect CEMEX’s liquidity and financial position.

Equity risk - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012 and 2011, the potential change in the fair value of CEMEX’s equity forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs, with all other variables held constant, would have increased CEMEX’s net loss for 2012 and 2011 by approximately US$1 (Ps17) and US$4 (Ps53), respectively, as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

As of December 31, 2012 and 2011, the potential change in the fair value of CEMEX’s forward contracts in the TRI index that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index, with all other variables held constant, would have increased CEMEX’s net loss for 2012 and 2011 by approximately US$1 (Ps6) and US$1 (Ps14), respectively, as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the TRI index would generate approximately the opposite effect.

As of December 31, 2012 and 2011, the potential change in the fair value of CEMEX’s options (capped call) and the put option transaction based on the price of CEMEX’s own CPOs that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have increased CEMEX’s net loss for 2012 and 2011 by approximately US$76 (Ps971) and US$24 (Ps332), respectively, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

In addition, even though the changes in fair value of CEMEX’s embedded conversion options in the convertible notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2012 and 2011, the potential change in the fair value of these embedded conversion options that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have decreased CEMEX’s net loss for 2012 and 2011 by approximately US$89 (Ps1,148) and US$17 (Ps240), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. CEMEX has satisfied its operating liquidity needs primarily through the operations of its subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, its subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially increase CEMEX net loss and reduce cash from operations. Consequently, in order to meet its liquidity needs, CEMEX also relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX’s consolidated net cash flows provided by operating activities, as presented in its consolidated statements of cash flows, were approximately Ps5,624 in 2012, Ps6,486 in 2011 and Ps6,674 in 2010. The maturities of CEMEX’s contractual obligations are included in note 23E.

The requirement of margin calls based on the relevant master agreements under CEMEX’s derivative instruments can have a significant negative effect on CEMEX’s liquidity position and can impair CEMEX’s ability to service its

Liquidity risk - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

debt and fund its capital expenditures. In addition to the current amount of margin calls previously described as of December 31, 2012 referring to CEMEX’s derivative financial instruments positions of approximately Ps1,169 (US$91), the potential requirement for additional margin calls that would result from reasonable and hypothetical instantaneous changes in the key variables associated with CEMEX’s derivative instruments is as follows:

•

As of December 31, 2012, the potential requirement for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the value of the shares of Axtel, with all other variables held constant, was approximately US$1.

•

As of December 31, 2012, the potential requirement for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in CEMEX’s CPO price, with all other variables held constant, was approximately US$36.

17) OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2012 and 2011, consolidated other current accounts payable and accrued expenses were as follows:

		2012	2011
Provisions	Ps	9,496	11,625
Other accounts payable and accrued expenses		4,174	4,056
Advances from customers		1,641	1,830
Interest payable		3,003	3,134
Current liabilities for valuation of derivative instruments		623	2
Dividends payable		30	33

	Ps	18,967	20,680

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

As of December 31, 2012 and 2011, other non-current liabilities, which include the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months, were as follows:

		2012	2011
Asset retirement obligations 1	Ps	7,062	5,377
Environmental liabilities 2		520	1,174
Accruals for legal assessments and other responsibilities 3		7,412	11,816
Non-current liabilities for valuation of derivative instruments		4,828	996
Other non-current liabilities and provisions 4		12,782	16,179

	Ps	32,604	35,542

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

Other current and non-current liabilities - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

2	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
3	Provisions for legal claims and other responsibilities include items related to tax contingencies.
4	As of December 31, 2012 and 2011, includes approximately Ps12,526 and Ps11,717, respectively, of the non-current portion of taxes payable recognized in 2009 as a result of changes to the tax consolidation regime in Mexico (note 19D). Approximately Ps2,020 and Ps693 as of December 31, 2012 and 2011, respectively, were included within current taxes payable.

As of December 31, 2012 and 2011, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 24A.

Changes in consolidated current and non-current provisions for the years ended December 31, 2012 and 2011 were as follows:

		2012
		Asset retirement obligations	Environmental liabilities	Accruals for legal assessments	Valuation of derivative instruments	Other provisions	Total	Total 2011
Balance at beginning of period	Ps	5,377	1,174	11,816	998	27,804	47,169	40,362
Additions or increase in estimates		310	75	132	5,241	29,768	35,526	19,602
Releases or decrease in estimates		(154)	(23)	(1,002)	—	(33,070)	(34,249)	(15,738)
Additions due to business combinations		—	—	—	—	—	—	27
Reclassification from current to non-current liabilities, net		162	133	(312)	—	(742)	(759)	209
Accretion expense		213	—	—	—	(1,176)	(963)	(708)
Foreign currency translation		1,154	(839)	(3,222)	(787)	(307)	(4,001)	3,415

Balance at end of period	Ps	7,062	520	7,412	5,452	22,277	42,723	47,169

Out of which:
Current provisions	Ps	—	—	—	623	9,496	10,119	11,627

18) PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS

Defined contribution pension plans

The costs of defined contribution plans for the years ended December 31, 2012, 2011 and 2010 were approximately Ps528, Ps357 and Ps550, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the balance sheet date.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Defined benefit pension plans

Actuarial results related to pension and other postretirement benefits are recognized in the results and/or in other comprehensive income (loss) for the period in which they are generated, as applicable. For the years ended December 31, 2012, 2011 and 2010, the effects of pension plans and other postretirement benefits are summarized as follows:

		Pensions			Other benefits			Total
Net period cost (revenue):		2012	2011	2010	2012	2011	2010	2012	2011	2010
Recorded in operating costs and expenses
Service cost	Ps	138	330	273	59	63	52	197	393	325
Past service cost		(1,454)	(510)	(2)	(21)	(40)	(6)	(1,475)	(550)	(8)
Loss (gain) for settlements and curtailments		(513)	(254)	(11)	(18)	(95)	—	(531)	(349)	(11)

		(1,829)	(434)	260	20	(72)	46	(1,809)	(506)	306

Recorded in other financial income (expenses), net
Interest cost		1,712	1,792	1,826	93	100	99	1,805	1,892	1,925
Actuarial return on plan assets		(1,201)	(1,328)	(1,314)	(2)	(2)	(3)	(1,203)	(1,330)	(1,317)

		511	464	512	91	98	96	602	562	608

Recorded in other comprehensive income for the period
Actuarial (gains) losses for the period		843	1,123	1,097	97	(81)	95	940	1,042	1,192

	Ps	(475)	1,153	1,869	208	(55)	237	(267)	1,098	2,106

Defined benefit pension plans - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2012 and 2011 are presented as follows:

		Pensions		Other benefits		Total
		2012	2011	2012	2011	2012	2011
Change in benefits obligation:
Projected benefit obligation at beginning of year	Ps	35,716	32,431	1,631	1,653	37,347	34,084
Service cost		138	330	59	63	197	393
Interest cost		1,712	1,792	93	100	1,805	1,892
Actuarial results		1,201	796	99	(86)	1,300	710
Employee contributions		11	55	—	—	11	55
Foreign currency translation		(1,525)	3,584	(60)	112	(1,585)	3,696
Settlements and curtailments		(2,209)	(1,447)	(18)	(140)	(2,227)	(1,587)
Benefits paid		(1,604)	(1,825)	(75)	(71)	(1,679)	(1,896)

Projected benefit obligation at end of year		33,440	35,716	1,729	1,631	35,169	37,347

Change in plan assets:
Fair value of plan assets at beginning of year		22,031	20,388	21	23	22,052	20,411
Return on plan assets		1,558	1,001	2	(2)	1,560	999
Foreign currency translation		(995)	2,409	—	—	(995)	2,409
Employer contributions		933	677	75	71	1,008	748
Employee contributions		11	55	—	—	11	55
Settlements and curtailments		(243)	(674)	—	—	(243)	(674)
Benefits paid		(1,604)	(1,825)	(75)	(71)	(1,679)	(1,896)

Fair value of plan assets at end of year		21,691	22,031	23	21	21,714	22,052

Amounts recognized in the balance sheets:
Funded status		11,749	13,685	1,706	1,610	13,455	15,295
Unrecognized prior services		3	5	2	25	5	30

Net projected liability recognized in the balance sheet	Ps	11,752	13,690	1,708	1,635	13,460	15,325

As of December 31, 2012 and 2011, plan assets were measured at their estimated fair value and consisted of:

		2012	2011
Cash	Ps	1,353	642
Investments in corporate bonds		3,619	3,354
Investments in government bonds		7,859	9,650

Total fixed-income securities		12,831	13,646

Investment in marketable securities		5,651	4,936
Other investments and private funds		3,232	3,470

Total variable-income securities		8,883	8,406

Total plan assets	Ps	21,714	22,052

Defined benefit pension plans - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012 and 2011, based on the hierarchy of fair values established in IFRS 13 (note 16C), investments in plan assets are summarized as follows:

	2012				2011
(Millions of pesos)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	1,353	—	—	1,353	319	13	310	642
Investments in corporate bonds	2,685	934	—	3,619	2,508	846	—	3,354
Investments in government bonds	7,859	—	—	7,859	9,273	377	—	9,650

Total fixed-income securities	11,897	934	—	12,831	12,100	1,236	310	13,646

Investment in marketable securities	4,550	1,102	—	5,652	3,816	1,120	—	4,936
Other investments and private funds	1,362	1,869	—	3,231	1,539	1,931	—	3,470

Total variable-income securities	5,912	2,971	—	8,883	5,355	3,051	—	8,406

Total plan assets	17,809	3,905	—	21,714	17,455	4,287	310	22,052

As of December 31, 2012, estimated payments for pensions and other postretirement benefits over the next ten years were as follows:

		2012
2013	Ps	1,985
2014		1,931
2015		1,940
2016		1,999
2017		2,037
2018 – 2022		11,344

The most significant assumptions used in the determination of the net periodic cost were as follows:

	2012				2011
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Range of rates in other countries
Discount rates	8.0%	5.2%	5.0%	4.2% - 8.5%	8.0%	5.5%	5.3%	4.2% -9.5%
Rate of return on plan assets	9.0%	7.5%	5.6%	3.0% - 9.0%	9.0%	7.5%	6.5%	3.0% -9.0%
Rate of salary increases	4.0%	—	3.2%	2.5% - 5.0%	4.5%	—	3.4%	2.3% -4.9%

Defined benefit pension plans - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012 and 2011, the aggregate projected benefit obligation (“PBO”) for pension plans and other postretirement benefits and the plan assets by country were as follows:

		2012			2011
		PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	Ps	3,595	574	3,021	3,320	269	3,051
United States		5,148	3,106	2,042	5,177	3,426	1,751
United Kingdom		20,162	16,812	3,350	23,039	17,053	5,986
Germany		3,479	272	3,207	3,267	304	2,963
Other countries		2,785	950	1,835	2,544	1,000	1,544

	Ps	35,169	21,714	13,455	37,347	22,052	15,295

Significant events related to employees’ pension benefits

Applicable regulation in the United Kingdom requires entities to maintain plan assets at a level similar to that of the obligations. In November 2012, in order to better manage CEMEX’s obligations under its defined benefit pension schemes and future cash funding requirements thereof, CEMEX implemented an asset backed pension funding arrangement in its operations in the United Kingdom by means of which CEMEX transferred certain operating assets to a non-transferable limited partnership, owned, controlled and consolidated by CEMEX UK with a total value of approximately US$553 and entered into lease agreements for the use of such assets with the limited partnership, in which the pension schemes hold a limited interest. On an ongoing basis CEMEX UK will make annual rental payments of approximately US$20, increasing at annual rate of 5%, which will generate profits in the limited partnership that are then distributed to the pension schemes. As previously mentioned, the purpose of the structure, in addition to provide the pension schemes with secured assets producing an annual return over a period of 25 years, improves the security for the trustees of the pension schemes, and reduces the level of cash funding that CEMEX UK will have to make in future periods. In 2037, on expiry of the lease arrangements, the limited partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Any future profit distribution from the limited partnership to the pension fund will be considered as an employer contribution to plan assets in the period in which they occur.

On February 29, 2012, CEMEX UK agreed with the trustees of its employees’ defined benefits pension plans to the modification of certain terms and benefits accrued until February 29, 2012. Beginning on this date, the eligible employees in the United Kingdom started to accrue pension benefits in the existing defined contribution scheme. In addition, during 2012, the adjustment for the change in the consumer price index explained below was extended to retirees under the pension plan. As of the modifications dates, the changes to the defined benefits schemes resulted in a curtailment event and also affected prior service costs, generating a net gain in the operating results for 2012 of approximately Ps1,914 (US$146), mainly related to: 1) the effect of replacing salary increases with inflationary ones for the current retirees, and 2) the removal of certain death and termination benefits. In addition, during 2011, based on the applicable regulation, CEMEX UK communicated to the pension plans’ trustees its decision to adopt for active beneficiaries the consumer price index for purposes of the restatement by inflation of the related obligations, in replacement of the retail price index, which had been used until 2010, resulting in a decrease in the projected benefit obligation related to past services of approximately Ps509, which is reflected in both the table of the net periodic cost and the table of the reconciliation of the benefits’ obligations, within the line item of actuarial results. As of December 31, 2012, the deficit in these plans, excluding other postretirement benefits, was approximately Ps2,929 (US$228). These plans in the United Kingdom have been closed to new participants since 2004.

Significant events related to employees’ pension benefits - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

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

During 2011, CEMEX reduced significantly its workforce subject to defined pension and other postretirement benefits due to the ongoing streamlining of its operations in Mexico. The net periodic cost for 2011 reflects a curtailment gain of approximately Ps107 related to the significant decrease in the number of active participants, of which approximately Ps10 refer to pensions and approximately Ps97 to other postretirement benefits.

Information related to other postretirement benefits

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2012 and 2011, the projected benefits obligation related to these benefits was approximately Ps1,247 and Ps1,256, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits for Mexico were 7.0% in 2012 and 7.0% in 2011, for Puerto Rico and the United States were 4.6% in 2012 and 4.7% in 2011, and for the United Kingdom were 6.6% in 2012 and 7.4% in 2011.

During 2012, in Puerto Rico, CEMEX eliminated coverage under the medical plan for any participants who had not retired by January 2, 2012. This event generated a curtailment gain of approximately Ps18 recognized as part of the net periodic cost.

Sensitivity analysis of pension and other postretirement benefits

A 50 basis points decrease in the discount rate would have increased the defined benefit pension obligation by approximately Ps2,192 (US$171) as of December 31, 2012, and the pension service cost in 2012 by approximately Ps32. A 50 basis points increase in the discount rate would have decreased the defined benefit pension obligation by approximately Ps2,170 (US$169) as of December 31, 2012, and the pension service cost in 2012 by approximately Ps26.

A 50 basis points decrease in the discount rate would have increased the postretirement benefit obligation by approximately Ps104 (US$8) as of December 31, 2012, and the postretirement service cost in 2012 by approximately Ps5. A 50 basis points increase in the same discount rate would have decreased the postretirement benefit obligation by approximately Ps96 (US$7) as of December 31, 2012, and the postretirement service cost in 2012 by approximately Ps5.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

19) INCOME TAXES

19A) INCOME TAXES FOR THE PERIOD

The amounts for income taxes included in the statements of operations in 2012, 2011 and 2010 are summarized as follows:

		2012	2011	2010
Current income taxes
From Mexican operations	Ps	1,825	(11,010)	(208)
From foreign operations		4,377	(3,326)	(4,494)

		6,202	(14,336)	(4,702)

Deferred income taxes
From Mexican operations		1,276	327	1,108
From foreign operations		(13,575)	1,802	1,520

		(12,299)	2,129	2,628

	Ps	(6,097)	(12,207)	(2,074)

As of December 31, 2012, consolidated tax loss and tax credits carryforwards and reserved carryforwards expire as follows:

		Amount of carryforwards	Amount of reserved carryforwards
2013	Ps	1,019	98
2014		10,272	3,042
2015		9,702	2,675
2016		17,082	4,656
2017 and thereafter		341,635	271,260

	Ps	379,710	281,731

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

19B) DEFERRED INCOME TAXES

As of December 31, 2012 and 2011, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2012	2011
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	16,118	34,826
Accounts payable and accrued expenses		11,734	9,643
Intangible assets and deferred charges, net		9,786	14,992
Others		177	534

Net deferred tax assets		37,815	59,995
Deferred tax liabilities:
Property, machinery and equipment		(33,672)	(41,165)
Investments and other assets		(3,531)	(2,469)
Others		(426)	(3,366)

Total deferred tax liabilities		(37,629)	(47,000)

Net deferred tax asset	Ps	186	12,995

The breakdown of changes in consolidated deferred income taxes during 2012, 2011 and 2010 were as follows:

		2012	2011	2010
Deferred income tax (charged) credited to the statements of operations 1	Ps	(12,299)	2,129	2,628
Deferred income tax (charged) credited to stockholders’ equity		(515)	159	1,467
Reclassification to other captions in the balance sheet		5	(801)	(1,631)

Change in deferred income tax for the period	Ps	(12,809)	1,487	2,464

1	Considering current estimates of future taxable income in Spain and due to changes in the applicable regulations, during 2012, CEMEX reduced its deferred tax assets associated with tax loss carryforwards by approximately Ps17,018, against the deferred income tax expense for the period.

Current and/or deferred income tax relative to items of other comprehensive loss during 2012, 2011 and 2010 were as follows:

		2012	2011	2010
Tax effects relative to foreign exchange fluctuations from debt (note 20B)	Ps	(2,082)	3,391	(566)
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 20B)		(724)	1,424	5,449
Tax effects relative to actuarial (losses) gains (note 20B)		318	343	392
Other effects		(833)	(184)	1,075

	Ps	(3,321)	4,974	6,350

Deferred income taxes - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

For the recognition of deferred tax assets, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other tax asset, CEMEX would not recognize such asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

As of December 31, 2012, CEMEX’s deferred tax loss carryforwards that have been recognized expire as follows:

		Amount of unreserved carryforwards
2013	Ps	921
2014		7,230
2015		7,027
2016		12,426
2017 and thereafter		70,375

	Ps	97,979

In connection with CEMEX’s deferred tax loss carryforwards presented in the table above, as of December 31, 2012, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate approximately Ps97,979 in consolidated pre-tax income in future periods. For the years ended December 31, 2012, 2011 and 2010, CEMEX has reported pre-tax losses on a worldwide consolidated basis. Nonetheless, based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets, considering that the amount of taxable income required to recover CEMEX’s deferred tax assets over the next four years is not significant, and that approximately Ps70,375 out of the Ps97,979 of consolidated pre-tax income mentioned above would be required over several years in 2017 and thereafter.

Deferred income taxes - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

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

19C) EFFECTIVE TAX RATE

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2012, 2011 and 2010 were as follows:

	2012	2011	2010
	%	%	%
Consolidated statutory tax rate	(30.0)	(30.0)	(30.0)
Non-taxable dividend income	(0.7)	(1.9)	—
Expenses and other non-deductible items	7.7	53.4	10.3
Unrecognized tax benefits in the year	(44.6)	34.8	(33.2)
Non-taxable sale of marketable securities and fixed assets	(14.2)	(14.4)	22.1
Difference between book and tax inflation	34.0	9.9	12.3
Other tax non-accounting benefits 1	166.4	45.9	33.3
Others	0.4	(0.5)	3.4

Effective consolidated tax rate	119.0	97.2	18.2

1	Includes: a) the effects of the different income tax rates in the countries where CEMEX operates and other permanent differences; b) changes during the period related to deferred tax assets originated by tax loss carryforwards (note 19B); and c) changes in the balance of provisions for tax uncertainties during the period, as described in note 19D.

19D) UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

As of December 31, 2012 and 2011, as part of short-term and long-term provisions and other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX (note 2O). As of December 31, 2012, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

Uncertain tax positions and significant tax proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010, excluding interest and penalties, is as follows:

		2012	2011	2010
Balance of tax positions at beginning of year	Ps	21,936	17,260	20,333
Additions for tax positions of prior years		325	1,162	3,687
Additions for tax positions of current year		110	4,812	765
Reductions for tax positions related to prior years and other items		(14,601)	(2,513)	(2,240)
Settlements and reclassifications		(4,053)	(121)	(81)
Expiration of the statue of limitations		(1,599)	(120)	(4,195)
Foreign currency translation effects		(883)	1,456	(1,009)

Balance of tax positions at end of year	Ps	1,235	21,936	17,260

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

As of December 31, 2012, certain significant proceedings associated with these tax positions are as follows:

•

During 2011, the U.S. Internal Revenue Service (“IRS”) had issued various Notices of Proposed Adjustment (“NOPAs”) for the years 2005 through 2009 proposing certain adjustments to CEMEX’s tax returns. As of December 31, 2012, CEMEX’s subsidiaries in the United States and the IRS have reached a resolution regarding the income tax audits for the years 2005 through 2009 and also tax losses to applicable prior years to recover taxes previously paid. CEMEX expects a net refund from the IRS of approximately US$25. In connection with this resolution, CEMEX expects to owe additional state and local income taxes and interest resulting from the IRS audit adjustments. The IRS has recently commenced an audit of years 2010 and 2011. CEMEX believes it has adequately reserved for its uncertain tax position. The amount of which is not specified, as doing so may harm the current negotiations of CEMEX with the IRS. Nonetheless, there can be no assurance that the outcome of the IRS negotiations will not require further provisions for taxes.

•

Pursuant to amendments to the Mexican income tax law effective January 1, 2005, Mexican companies with investments in foreign entities whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on net passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such entities, provided, however, that those revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments were constitutional for tax years 2005 to 2007. On March 1, 2012 and July 5, 2012, CEMEX

Uncertain tax positions and significant tax proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

self-assessed the taxes corresponding to the 2005 and 2006 tax years, respectively, for a total amount, inclusive of surcharges and carry-forward charges, of approximately Ps4,642 (US$358) for 2005 and Ps1,100 (US$86) for 2006, of which 20%, equivalent to approximately Ps928 (US$72) for 2005 and Ps221 (US$17) for 2006, was paid in connection with the submission of amended tax returns. The remaining 80% of such total amounts would have been due in February 2013 and July 2013 for the 2005 and 2006 tax years, respectively, plus additional interest if CEMEX would have elected to extend the payment date in thirty-six monthly installments. On January 31, 2013 in connection with the transitory amnesty provision described below, CEMEX reached a settlement agreement with the tax authorities (note 26). Changes in the provision were recognized through income tax expense for the period.

•

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In connection with these changes to the tax consolidation regime, as of December 31, 2009, CEMEX had accrued an aggregate liability of Ps10,461, of which: i) Ps8,216 had been recognized against “Other non-current assets” before the new tax law became effective, assets which, CEMEX expects to recover through the payment of the related tax liability; and ii) Ps2,245 was recognized in December 2009, in connection with the amendments to the income tax law mentioned above. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. As a result, CEMEX reduced its estimated tax payable by approximately Ps2,911 against a credit to income taxes for the period in the statements of operations. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past. Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2012, 2011 and 2010 were as follows:

		2012	2011	2010
Balance at the beginning of the year	Ps	12,410	10,079	10,461
Income tax received from subsidiaries		2,089	2,352	2,496
Restatement for the period		745	485	358
Payments during the period		(698)	(506)	(325)
Effects associated with miscellaneous rules		—	—	(2,911)

Balance at the end of the year	Ps	14,546	12,410	10,079

•

On January 21, 2011, the Mexican tax authority notified CEMEX, S.A.B. de C.V., of a tax assessment for approximately Ps996 (US$77) pertaining to the tax year 2005. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, the law allows the cost of goods sold to be deducted, instead of deducting purchases. Since there were inventories as

Uncertain tax positions and significant tax proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

of December 31, 2004, in a transition provision, the law allowed the inventory to be accumulated as income (thus reversing the deduction via purchases) and then be deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of CEMEX’s subsidiaries. The authorities argued that because of this offsetting, the right to use such losses at the consolidated level had been lost; therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the Mexican tax authority and, on March 29, 2011, CEMEX challenged the assessment before the tax court.

•

On November 16, 2011, the Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., subsidiaries of CEMEX in Mexico, of tax assessments related to direct and indirect investments in entities considered to be preferential tax regimes, in the amount of approximately Ps1,251 (US$101) and approximately Ps759 (US$59), respectively. In February 2012, CEMEX filed a claim against these assessments before the corresponding courts. At this stage, CEMEX is not able to assess the likelihood of an adverse result in these proceedings.

•

On December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year. The decree contains a transitory amnesty provision that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period, and 100% of interest and penalties, as well as 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. CEMEX is a beneficiary of such transitory amnesty provision in connection with several of the Mexican tax proceedings mentioned in the paragraphs above. The tax authorities must issue the relevant rules for the implementation of such decree no later than March 2013. CEMEX awaits the publication of such rules in order to definitively determine the final amount of taxes payable and benefits that would be obtained pursuant to the decree. Based on CEMEX’s best estimates and current understanding of the transitory amnesty provision, CEMEX reduced the provision accrued in prior years related to these tax proceedings and the effect is included as part of the changes of unrecognized tax benefits during the year presented in the table above.

•

On November 10, 2010, the Colombian tax authority notified CEMEX Colombia of a proceeding in which the Colombian tax authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian tax authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian pesos (US$24 or Ps308) and imposed a penalty in the amount of approximately 69 billion Colombian pesos (US$39 or Ps501), both amounts as of December 31, 2012. The Colombian tax authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. CEMEX believes that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, CEMEX believes that the Colombian tax authority is no longer able to review the 2008 tax return because the time to review such return has already expired pursuant to Colombian law. The Colombian tax authority issued an official settlement on July 27, 2011, which confirmed its position in the special request. The official settlement was appealed by CEMEX on September 27, 2011. On July 31, 2012, the Colombian tax authority notified CEMEX Colombia of the resolution confirming the official liquidation. In November 2012, CEMEX Colombia appealed the official assessment. CEMEX believes it has adequately reserved for this proceeding. Nonetheless, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s liquidity and financial position.

Uncertain tax positions and significant tax proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

•

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately Ps90 billion Colombian Pesos (approximately US$51 or Ps655) and imposed a penalty in the amount of approximately Ps144 billion Colombian Pesos (approximately US$81 or Ps1,041). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the special proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012 and it is expected to have a response from the Tax Authorities no later than February, 2013. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s liquidity and financial position.

20) STOCKHOLDERS’ EQUITY

As of December 31, 2012 and 2011, stockholders’ equity excludes investments in CPOs of CEMEX, S.A.B. de C.V. held by subsidiaries of approximately Ps229 (18,028,276 CPOs) and Ps129 (17,334,881 CPOs), respectively, which were eliminated within “Other equity reserves.” The increase in the number of CPOs held by subsidiaries during 2012 relates to CPOs received by subsidiaries as a result of the recapitalization of retained earnings as described below.

20A) COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2012 and 2011, the breakdown of common stock and additional paid-in capital was as follows:

		2012	2011
Common stock	Ps	4,139	4,135
Additional paid-in capital		113,929	109,309

	Ps	118,068	113,444

As of December 31, 2012 and 2011, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2012		2011
Shares 1	Series A 2	Series B 3	Series A 2	Series B 3
Subscribed and paid shares	21,872,295,096	10,936,147,548	20,939,727,526	10,469,863,763
Unissued shares authorized for stock compensation programs	1,155,804,458	577,902,229	250,782,926	125,391,463
Shares that guarantee the issuance of convertible securities 4	6,162,438,520	3,081,219,260	5,932,438,520	2,966,219,260
Shares authorized for the issuance of stock or convertible securities 5	4,146,404	2,073,202	7,561,480	3,780,740

	29,194,684,478	14,597,342,239	27,130,510,452	13,565,255,226

Common stock and additional paid-in capital - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

1	As of December 31, 2012 and 2011, 13,068,000,000 shares correspond to the fixed portion, and 30,724,026,717 shares in 2012 and 27,627,765,678 shares in 2011, correspond to the variable portion.

2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.

3	Series “B” or free subscription shares may represent up to 36% of CEMEX’s capital stock.

4	Shares that guarantee the conversion of both the voluntary and mandatorily convertible securities (note 16B).

5	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On February 23, 2012, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,256.4 million shares (418.8 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps3.4, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps4,133.8; (ii) increase the variable common stock by issuing up to 345 million shares (115 million CPOs),which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B); (iii) the cancellation of 5,122 million treasury shares, which were not subject to public offer or convertible notes issuance in the 24 months period authorized by the extraordinary shareholders meeting held on September 4, 2009; and (iv) increase the variable common stock by issuing up to 1,500 million shares (500 million CPOs) which will be kept in CEMEX’s treasury and used to be subscribed and paid pursuant to the terms and conditions of CEMEX’s long-term compensation stock program (note 21), without triggering the shareholders’ preemptive rights.

On February 24, 2011, stockholders at the extraordinary shareholders’ meeting approved an increase in the variable portion of our capital stock of up to 6 billion shares (2 billion CPOs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s stockholders, the subscription and payment of the new shares may occur through a public offer of CPOs and/or the issuance of convertible securities. These shares are kept in CEMEX’s treasury as a guarantee for the potential issuance of shares through CEMEX’s convertible securities (note 16B).

On February 24, 2011, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings, issuing up to 1,202.6 million shares (400.9 million CPOs) based on a price of Ps10.52 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 401 million CPOs were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps4,213; and (ii) increase the variable common stock by up to 60 million shares (20 million CPOs) issuable as a result of antidilution adjustments upon conversion of CEMEX’s convertible securities (note 16B). These shares are kept in CEMEX’s treasury. There was no cash distribution and no entitlement to fractional shares.

On April 29, 2010, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings, issuing up to 1,153.8 million shares (384.6 million CPOs) based on a price of Ps14.24 per CPO. Stockholders received 3 new shares for each 75 shares held (1 new CPO for each 25 CPOs held), through the capitalization of retained earnings. As a result, shares equivalent to approximately 384.6 million CPOs were issued, representing an

Common stock and additional paid-in capital - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps5,476, and (ii) increase the variable common stock by up to 750 million shares (250 million CPOs) issuable as a result of antidilution adjustments upon conversion of CEMEX’s convertible securities (note 16B). These shares are kept in CEMEX’s treasury. There was no cash distribution and no entitlement to fractional shares.

The CPOs issued pursuant to the exercise of options under the “Fixed program” (note 21A) generated additional paid-in capital of approximately Ps11 in 2011 and Ps5 in 2010, and increased the number of shares outstanding. In addition, in connection with the long-term executive stock-based compensation programs (note 21), in 2012, 2011 and 2010, CEMEX issued approximately 46.4 million CPOs, 43.4 million CPOs and 25.7 million CPOs, respectively, generating additional paid-in capital of approximately Ps486, Ps495 and Ps312, respectively, associated with the fair value of the compensation received by executives.

20B) OTHER EQUITY RESERVES

As of December 31, 2012 and 2011 other equity reserves are summarized as follows:

		2012	2011
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19B and 20D)	Ps	13,635	15,189
Cumulative actuarial gains (losses)		(3,174)	(2,234)
Issuance of convertible securities 1		1,971	1,971
Treasury shares held by subsidiaries		(229)	(129)

	Ps	12,203	14,797

1	Represents the equity component associated with the issuances of mandatorily convertible notes described in note 16B. Upon mandatory conversion of these securities, these balances will be correspondingly reclassified to common stock and/or additional paid-in capital.

For the years ended December 31, 2012, 2011 and 2010, the translation effects of foreign subsidiaries included in the statements of comprehensive loss were as follows:

		2012	2011	2010
Foreign currency translation adjustment 1	Ps	(16,031)	30,733	11,144
Foreign exchange fluctuations from debt 2		6,939	(11,305)	1,886
Foreign exchange fluctuations from intercompany balances 3		1,756	(8,068)	(20,059)

	Ps	(7,336)	11,360	(7,029)

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
2	Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V. associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries.

Other equity reserves - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

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

20C) RETAINED EARNINGS

Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the capital represented by the common stock. As of December 31, 2012, the legal reserve amounted to Ps1,804.

20D) NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2012 and 2011, non-controlling interest in equity amounted to approximately Ps8,410 and Ps3,513, respectively.

As mentioned in note 15B, on May 17, 2012, CEMEX acquired the non-controlling interest in Readymix, the Company’s subsidiary in Ireland.

On November 15, 2012, CEMEX Latam Holdings, S.A. (“CEMEX Latam”), a wholly-owned subsidiary of CEMEX España, S.A., concluded its initial offering of 170,388,000 new common shares, at a price of 12,250 Colombian Pesos per common share. The common shares offered by CEMEX Latam included (a) 148,164,000 new common shares offered in a public offering to investors in Colombia and in a concurrent private placement to eligible investors outside of Colombia, and (b) an additional 22,224,000 new common shares offered in such private placement that were subject to a put option granted to the initial purchasers during the 30-day period following closing of the offering. CEMEX Latam’s assets include substantially all of CEMEX’s cement and ready-mix assets in Colombia, Panama, Costa Rica, Brazil, Guatemala and El Salvador. After giving effect to the offering, and the exercise of the put option by the initial purchasers, CEMEX España, S.A., owns approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker CLH. The net proceeds from the offering of approximately US$960, after deducting commissions and offering expenses and after giving effect to the exercise of the put option by the initial purchasers, were used by CEMEX to repay indebtedness under the Facilities Agreement and the Financing Agreement. During September and October 2012, CEMEX entered into foreign exchange call options and forward contracts for notional amounts of US$200 and US$510, respectively; to hedge the exposure to the exchange rate fluctuations between the Colombian peso to the U.S. dollar. At settlement, changes in the fair value of these instruments generated a loss of approximately US$2 (Ps26).

Perpetual debentures

As of December 31, 2012 and 2011, the balances of the non-controlling interest included approximately US$473 (Ps6,078) and US$938 (Ps13,089), respectively, representing the notional amount of perpetual debentures. The balance in 2012 and 2011 excludes the notional amount of perpetual debentures held by subsidiaries, acquired during 2012 and 2011 through a series of exchange transaction of each series of its then outstanding perpetual debentures for new secured notes or other financial instruments (note 16A). The exchange offers previously mentioned were contemporarily agreed by CEMEX and its perpetual debentures’ holders, without any existing commitment.

Perpetual debentures - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of approximately Ps453 in 2012, Ps1,010 in 2011 and Ps1,624 in 2010, excluding in all periods the amount of interest accrued by perpetual debentures held by subsidiaries.

CEMEX’s perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

As of December 31, 2012 and 2011, the detail of CEMEX’s perpetual debentures, giving effect to the exchange transactions that occurred during these periods, as mentioned above, and to the exclusion of perpetual debentures held by subsidiaries, was as follows:

Issuer	Issuance date	2012 Nominal amount		2011 Nominal amount		Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007		€64		€147	Tenth anniversary	6.3%
C8 Capital (SPV) Ltd.	February 2007	US$	137	US$	288	Eighth anniversary	6.6%
C5 Capital (SPV) Ltd 1.	December 2006	US$	69	US$	111	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.	December 2006	US$	183	US$	349	Tenth anniversary	6.7%

1	Beginning January 1, 2012, the annual interest rate of this series changed from 6.2% to 3-month LIBOR plus 4.277%, which is reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. CEMEX is not permitted to call these debentures under the Facilities Agreement. As of December 31, 2012 and 2011, 3-month LIBOR was approximately 0.306% and 0.5810%, respectively.

21) EXECUTIVE STOCK-BASED COMPENSATION

CEMEX has long-term restricted stock-based compensation programs providing for the grant of CEMEX’s CPOs to a group of executives, pursuant to which, new CPOs are issued under each annual program over a service period of 4 years. By agreement with the executives, the CPOs of the annual grant (25% of each annual program) are placed in a trust established for the benefit of the executives to comply with a 1 year restriction on sale. Under these programs, CEMEX granted approximately 46.4 million CPOs in 2012, 43.4 million CPOs in 2011 and 25.7 million CPOs in 2010 that were subscribed and pending for payment in CEMEX’s treasury. Of the total CPOs granted in 2011, approximately 10.3 million CPOs were related to termination payments associated with restructuring events (note 6). As of December 31, 2012, there are approximately 87.4 million CPOs associated with these annual programs that are expected to be issued during the following years as the executives render services. The compensation expense related to these programs in 2012, 2011 and 2010 recognized in the operating results amounted to approximately Ps486, Ps415 and Ps536, respectively. The weighted average price per CPO granted during the period was approximately Ps10.48 in 2012, Ps11.42 in 2011 and Ps12.12 in 2010.

In 2012, CEMEX initiated a new stock-based compensation program for a group of executives which is linked to both internal performance conditions (increase in Operating EBITDA), as well as market conditions (increase in

Executive stock-based compensation - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

the price of CEMEX’s CPO), over a period of three years. Under this program, CEMEX granted awards over approximately 39.9 million CPOs, which become vested upon achievement of the annual performance conditions. Any CPOs vested would be delivered, fully unrestricted, only to active executives in March 2015. The compensation expense related to this program in 2012 of approximately Ps136 was recognized in the operating results against “Other equity reserves.”

Until 2005, CEMEX granted stock options to executives based on CEMEX’s CPO. Options outstanding under CEMEX’s programs represent liability instruments, except for those of its “Fixed program,” which was designated as equity instruments (note 2S). The information related to options granted in respect of CEMEX, S.A.B. de C.V. shares is as follows:

Options	Fixed program (A)	Variable program (B)		Restricted program (C)		Special program (D)
Options at the beginning of 2011	448,743		1,358,920		15,022,272		714,618
Changes in 2011:
Options cancelled and adjustments	(115,617)		(815,424)		—		(81,826)
Options exercised	(333,126)		—		—		—

Options at the end of 2011	—		543,496		15,022,272		632,792
Changes in 2012:
Options cancelled and adjustments	—		(279,720)		(15,022,272)		(125,345)
Options exercised	—		—		—		—

Options at the end of 2012	—		263,776		—		507,447

Underlying CPOs 1	—		1,451,249		—		10,148,940

Weighted average exercise prices per CPO:
Options outstanding at the beginning of 2012 1	—	US$	1.55	US$	2.00	US$	1.36
Options exercised in the year 1	—		—		—		—
Options outstanding at the end of 2012 1	—	US$	1.42		—	US$	1.40

Average life of options:	—		0.6 years		—		1.4 years

Number of options per exercise price:
	—		—		—		135,751 - US$1.0
	—		205,034 - US$1.4		—		257,291 - US$1.4
	—		58,742 - US$1.6		—		114,405 - US$1.9

Percent of options fully vested:	100%		—		100%		—

Prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings.

Executive stock-based compensation - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

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

C) Restricted program

This program started in February 2004 through a voluntary exchange of options mainly from the variable program. These options had an exercise price denominated in dollars which, depending on the program, increased annually at a 5.5% rate or at a 7% rate. Executives’ gains under these options were settled in the form of CPOs, which were restricted for sale for an approximate period of 4 years from the exercise date.

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

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

Valuation of options at fair value and accounting recognition

All options of programs that qualify as liability instruments are valued at their estimated fair value as of the date of the financial statements, recognizing changes in valuations in the statements of operations. Changes in the provision for executive stock option programs for the years ended December 31, 2012, 2011 and 2010 were as follows:

		Restricted program	Variable program	Special program	Total
Provision as of January 1, 2010	Ps	114	24	54	192
Net revenue in current period results		(92)	(15)	(40)	(147)
Estimated decrease from exercises of options		—	—	2	2
Foreign currency translation effect		(7)	(1)	(3)	(11)

Provision as of December 31, 2010		15	8	13	36
Net revenue in current period results		(17)	(9)	(15)	(41)
Estimated decrease from exercises of options		—	—	—	—
Foreign currency translation effect		2	1	2	5

Provision as of December 31, 2011		—	—	—	—
Net expense (revenue) in current period results		—	—	9	9
Estimated decrease from exercises of options		—	—	—	—
Foreign currency translation effect		—	—	—	—

Provision as of December 31, 2012	Ps	—	—	9	9

The options’ fair values were determined through the binomial option-pricing model. As of December 31, 2012, 2011 and 2010, the most significant assumptions used in the valuations were as follows:

Assumptions	2012	2011	2010
Expected dividend yield	4.0%	4.0%	4.0%
Volatility	35%	35%	35%
Interest rate	0.1%	0.1%	1.2%
Weighted average remaining tenure	1.1 years	1.2 years	2.1 years

22) LOSS PER SHARE

Based on IAS 33 Earnings per Share (“IAS 33”), basic earnings (loss) per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings (loss) per share should reflect in both, the numerator and denominator, the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share, otherwise, the effects of potential shares are not considered because they generate antidilution.

Loss per share - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

The amounts considered for calculations of loss per share (“LPS”) in 2012, 2011 and 2010 were as follows:

		2012	2011	2010
Denominator (thousands of shares)
Weighted average number of shares outstanding 1		32,926,445	32,523,572	32,433,494
Capitalization of retained earnings 2		1,312,380	1,312,380	1,312,380
Effect of dilutive instruments – mandatorily convertible securities (note 16B) 3		582,050	559,663	538,138

Weighted average number of shares outstanding – basic		34,820,875	34,395,615	34,284,012
Effect of dilutive instruments – stock-based compensation (note 21) 3		286,042	174,934	153,640
Effect of potentially dilutive instruments – optionally convertible securities (note 16B) 3		6,569,423	6,316,755	1,640,535

Weighted average number of shares outstanding – diluted		41,676,341	40,887,304	36,078,187

Numerator
Consolidated net loss	Ps	(11,219)	(24,767)	(13,436)
Less: non-controlling interest net income		662	21	46

Controlling interest net loss		(11,881)	(24,788)	(13,482)
Plus: after tax interest expense on mandatorily convertible securities		196	209	220

Controlling interest net loss – basic loss per share		(11,685)	(24,579)	(13,262)
Plus: after tax interest expense on optionally convertible securities		1,501	1,153	344

Controlling interest net loss – diluted loss per share	Ps	(10,184)	(23,426)	(12,918)

Controlling Interest Basic Loss Per Share	Ps	(0.34)	(0.71)	(0.39)

Controlling Interest Diluted Loss Per Share 4	Ps	(0.34)	(0.71)	(0.39)

1	Based on IAS 33, the weighted average number of shares outstanding in 2012 and 2011 reflects the shares issued as a result of the capitalization of retained earnings declared in February 2012 and February 2011, as applicable (note 20A).
2	According to resolution of the stockholders’ meetings on March 21, 2013 (note 26).
3	The number of CPO to be issued under the executive stock-based compensation programs, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method.
4	For 2012, 2011 and 2010, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic and diluted loss per share.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

23) COMMITMENTS

23A) GUARANTEES

As of December 31, 2012 and 2011, CEMEX, S.A.B. de C.V. had guaranteed loans to certain subsidiaries of approximately US$9,148 (Ps117,557) and US$8,993 (Ps125,538), respectively.

23B) PLEDGED ASSETS

As of December 31, 2012 and 2011, CEMEX had liabilities amounting to US$84 and US$129, respectively, secured by property, machinery and equipment. These amounts exclude the financial liabilities associated with capital leases (note 16B), as there are no legal liens on the related assets.

In addition, in connection with the Facilities Agreement (note 16A), CEMEX transferred to a guarantee trust and entered into pledge agreements for the benefit of the Facilities Agreement lenders, note holders and other creditors having the benefit of negative pledge clauses, the shares of several of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, S.A., in order to secure payment obligations under the Facilities Agreement and other debt instruments. These shares also secure several other financings entered into prior to the date of the Facilities Agreement.

23C) OTHER COMMITMENTS

As of December 31, 2012 and 2011, CEMEX had commitments for the purchase of raw materials for an approximate amount of US$127 (Ps1,632) and US$184 (Ps2,569), respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA formed an alliance to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2012, 2011 and 2010, EURUS supplied (unaudited) approximately 29.1%, 23.7% and 20.1%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

In 1999, CEMEX entered into agreements with an international partnership, which built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, another international company replaced the original operator. The agreements established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. Likewise, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos, which terminates in 2024. With the change of the operator, in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the TEG fuel supply contract, CEMEX intends to purchase the required fuel in the market. CEMEX is not required to make any capital expenditure in the project. For the years ended December 31, 2012, 2011 and 2010, TEG supplied (unaudited) approximately 67.8%, 69.3% and 72.8%, respectively, of CEMEX’s 15 cement plants’ electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

Other commitments - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) approximately 27 MW in 2010, 2011 and 2012. COZ expects to acquire 27 MW per year for 2013 and 2014, and expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately US$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 136 million CPOs at a price of US$2.6498 per CPO (120% of initial CPO price in dollars), as adjusted as of December 31, 2012. If the value of the assets held in the trust (34.7 million CPOs and the securities that track the performance of the Mexican Stock Exchange) were insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required to purchase, in April 2013, the total CPOs at a price per CPO equal to the difference between US$2.6498 and the market value of the assets of the trust. The purchase price per CPO in dollars and the corresponding number of CPOs under this transaction are subject to dividend adjustments. CEMEX recognizes a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations (note 16D).

On July 30, 2012, CEMEX signed a 10-year strategic agreement with IBM pursuant to which IBM will provide business processes services and information technology (“IT”). Moreover, IBM will provide business consulting to detect and promote sustainable improvements in CEMEX’s profitability. The 10-year contract assigned to IBM is expected to generate cost reductions to CEMEX of approximately US$1,000 (unaudited) over such period, and includes: data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

23D) COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2012, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 350 thousand dollars to 2 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly larger. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately US$96 (Ps1,234) in 2012, US$78 (Ps1,089) in 2011 and US$81 (Ps1,026) in 2010.

23E) CONTRACTUAL OBLIGATIONS

As of December 31, 2012 and 2011, CEMEX had the following contractual obligations:

(U.S. dollars millions)			2012					2011
Obligations			Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
Long-term debt	US$		42	1,333	6,600	5,882	13,857	14,924
Capital lease obligations 1			83	112	51	115	361	182
Convertible notes 2			12	683	878	604	2,177	2,102

Total debt and other financial obligations 3			137	2,128	7,529	6,601	16,395	17,208
Operating leases 4			129	155	76	53	413	565
Interest payments on debt 5			747	1,437	1,066	463	3,713	4,111
Pension plans and other benefits 6			154	301	314	884	1,653	1,845
Purchases of raw materials 7			102	25	—	—	127	184
Purchases of fuel and energy 8			201	413	430	2,495	3,539	3,794

Total contractual obligations	US$		1,470	4,459	9,415	10,496	25,840	27,707

		Ps	18,889	57,298	120,983	134,874	332,044	386,791

1	The amounts of payments under capital leases have been determined on the basis of nominal cash flows. As of December 31, 2012, the net present value of future payments under such leases was approximately US$265 (Ps3,400), of which, approximately US$90 (Ps1,163) refers to cash flows from 1 to 3 years, and approximately US$32 (Ps413) refer to cash flows from 3 to 5 years, and approximately US$79 (Ps1,011) refer to cash flows of more than 5 years.
2	Refers to the convertible notes described in note 16B and assumes repayment at maturity and no conversion of the notes.
3	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
4	The amounts for operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$156 (Ps2,003) in 2012, US$256 (Ps3,195) in 2011 and US$199 (Ps2,521) in 2010.

Contractual obligations - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

5	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the floating interest rates in effect as of December 31, 2012 and 2011.
6	Represents estimated annual payments under these benefits for the next 10 years (note 18). Future payments include the estimate of new retirees during such future years.
7	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows.
8	Future nominal payments for energy have been estimated for all contractual commitments on the basis of an aggregate average expected consumption of approximately 3,171.4 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

24) CONTINGENCIES

24A) PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, other than tax related matters which are detailed in note 19D, the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements, representing the best estimate of the amounts payable. Therefore, CEMEX believes that it will not incur significant expenditure in excess of the amounts recorded.

As of December 31, 2012, the details of the most significant legal proceedings that have required the recognition of certain provisions are as follows:

•

In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, including CEMEX Polska and another of CEMEX’s indirect subsidiaries in Poland. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish cement market. In January 2007, CEMEX Polska filed its response to the notification, denying that it had committed the practices listed by the Protection Office, and submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. The fine imposed on CEMEX Polska amounted to approximately 116 million Polish Zloty (US$34 or Ps437), which represents 10% of CEMEX Polska’s total revenue for the calendar year preceding the imposition of the fine. CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection (the “Court of Consumer Protection”). On February 7, 2011, the Protection Office made an application to the Court of Consumer Protection to reject CEMEX Polska’s appeal, arguing that such appeal is not justified, and the Protection Office maintained all the statements and arguments from its prior decision. On February 21, 2011, CEMEX Polska sent a letter to the Court of Consumer Protection in which it kept its position and argumentation from the appeal and opposed the arguments and statements of the Protection Office. The decision on the fines will not be enforced until two appeals are exhausted, which CEMEX estimates could take until the end of 2014 to be resolved. As of December 31, 2012, CEMEX recognized a provision of approximately 75 million Polish Zloty (US$24 or Ps308), representing the best estimate on such date of the expected cash outflow in connection with this resolution. The hearing of this case is scheduled to take place on February 19, 2013.

Provisions resulting from legal proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

•

CEMEX has environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste. As of December 31, 2012, CEMEX had generated a provision for the net present value of such obligations of approximately £131 (US$214 or Ps2,745). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany, against CEMEX Deutschland AG, CEMEX’s subsidiary in Germany, and other German cement companies originally seeking approximately €102 (US$132 or Ps1,696) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. Since that time, CDC has acquired new claims by assignment, and the claim has increased to €131 (US$170 or Ps2,185). CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. In February 2007, the District Court in Düsseldorf allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed the resolution but the appeal was dismissed in May 2008 and the lawsuit will proceed at the level of the court of first instance. On March 1, 2012, the District Court in Düsseldorf revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply. A new hearing has been rescheduled to June 6, 2013 to allow plaintiff to prepare and submit their plea. As of December 31, 2012, CEMEX Deutschland AG had accrued liabilities regarding this matter of approximately €28 (US$36 or Ps463), including accrued interests over the principal amount of the claim.

•

As of December 31, 2012, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately US$21 (Ps270). The environmental matters relate to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX’s subsidiaries believe that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, CEMEX’s subsidiaries do not believe that they will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

24B) OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, other than tax related matters which are detailed in note 19D, which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote after considering all the elements of such proceedings, as well as proceedings in which a negative resolution for CEMEX may represent, among other things, the revocation of operating licenses or the

Other contingencies from legal proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

assessment of fines, whereby CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. Where no amount of the estimation is disclosed, it is because such disclosure could impair the outcome of the relevant proceeding.

As of December 31, 2012, the details of the most significant events with a quantification of the potential loss, when it is determinable, were as follows:

•

On September 13, 2012, Assiut Cement Company (“ACC”), CEMEX’s subsidiary in Egypt, learned about a preliminary non-enforceable decision against ACC made by a court of first instance in Assiut, Egypt, regarding the annulment of a Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company (“MIC”) pursuant to which CEMEX acquired a controlling interest in ACC. On September 19, 2012, ACC received the formal notification of the ruling made by the Assiut court of first instance. On October 18, 2012 and October 20, 2012, ACC and MIC, respectively, filed appeals of the decision with the Assiut Court of Appeals. The first hearings were held on December 19, 2012 and January 22, 2013 with such Court of Appeals, and a third hearing is scheduled for April 16, 2013.

•

On June 21, 2012, one of CEMEX’s subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application, filed by a homeowner who built his house with concrete supplied by CEMEX in October of 2010, claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with the Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekel (US$74 or Ps951). CEMEX’s subsidiary has until January 31, 2013 to submit a formal response to the corresponding court. At this stage, CEMEX believes the application is vexatious and should be dismissed without any expense to CEMEX. As of December 31, 2012, CEMEX is analyzing the legal strategy to be employed and is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, but if adversely resolved, CEMEX does not believe the final resolutions would have a material adverse impact on its liquidity and financial position.

•

On January 20, 2012, the United Kingdom Competition Commission (the “UK Commission”), commenced a market investigation into the supply or acquisition of cement, ready-mix concrete and aggregates. The referral to the UK Commission was made by the Office of Fair Trading, following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the market investigation are required by law to comply with certain requests for information and, if necessary, to attend hearings. The UK Commission is required to report on this investigation by no later than January 17, 2014. CEMEX’s subsidiaries in the UK have been invited to participate in the market investigation and will fully cooperate with it. At this stage of the market investigation, as of December 31, 2012, CEMEX is not able to assess what would be the scope of the recommendations made by the UK Commission, if any, or if such recommendations would have a material adverse impact on its results of operations.

•

On December 8, 2010, the European Commission (“EC”) informed CEMEX that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, which include CEMEX and seven other companies. The proceedings may lead to an infringement decision or, if the

Other contingencies from legal proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

objections raised by the EC are not substantiated, the case might be closed. In April 2011, the EC requested CEMEX to deliver a material amount of information and documentation. CEMEX filed an appeal before the General Court of the European Union for the annulment of such request for information and documentation on the grounds that it is contrary to several principals of European Union Law. Nonetheless, the request was fulfilled by CEMEX on August 2, 2011. On September 16, 2011, without discussing the main arguments of the claim, the EC rejected the claim from CEMEX asking for the annulment of the request. On December 15, 2011, CEMEX complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process. On December 21, 2011, CEMEX filed its reply to the EC’s rejection. The EC filed its rejoinder on March 27, 2012. The hearing is scheduled for February 6, 2013. If the alleged infringements are substantiated, the EC may impose a maximum fine of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved. CEMEX intends to defend its position vigorously in this proceeding and is fully cooperating and will continue to cooperate with the EC in connection with this matter. As of December 31, 2012, the extent of the charges and the alleged infringements are unknown, and it is not clear which revenues would be used for the determination of the possible penalties. As a result, CEMEX cannot assess the likelihood of an adverse result or the amount of the potential fine, but, if adversely resolved, it may have a material adverse impact on CEMEX’s financial position.

•

On October 26, 2010, CEMEX, Inc., one of CEMEX’s subsidiaries in the United States, received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of December 31, 2012, CEMEX is working with the Office of the Florida Attorney General to comply with the civil investigative demand, and it is unclear at this stage whether any formal proceeding will be initiated by the Office of the Florida Attorney General.

•

In September 2009, officers from the EC, in conjunction with local officials of the Spanish national competition enforcement authority (Comisión Nacional de la Competencia or “CNC”), conducted an unannounced inspection at CEMEX‘s offices in Spain. The EC alleges that CEMEX may have participated in anti-competitive agreements and/or concerted practices. This investigation is related to unannounced previous inspections carried out by the EC in the United Kingdom and Germany in November 2008. CEMEX has received requests for information from the EC in September 2009, October 2010 and December 2010, and CEMEX has fully cooperated by providing the relevant information on time. As of December 31, 2012, CEMEX cannot assess the likelihood of an adverse result, or quantify the potential damages that could be borne by CEMEX. Nonetheless, CEMEX would not expect a material adverse effect on its financial position.

•

On June 5, 2010, the Secretaría Distrital de Ambiente de Bogotá, the District of Bogota’s environmental secretary (or the “Environmental Secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogotá, as well as those of other aggregates producers in the same area. The Environmental Secretary claims that during the past 60 years CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the injunction, on June 5, 2010, CEMEX Colombia received a notification from the Environmental Secretary informing the initiation of proceedings to impose fines against CEMEX Colombia based on the above mentioned alleged environmental violations. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported

Other contingencies from legal proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial. On June 11, 2010, the local authorities in Bogotá, in compliance with the environmental secretary’s decision, sealed off the mine to machinery and prohibited the removal of our aggregates inventory. Although there is not an official quantification of the possible fine, the environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian pesos (US$170 or Ps2,184). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

•

In October 2009, CEMEX Corp., one of CEMEX’s subsidiaries in the United States, and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price fixing in Florida. The purported class action lawsuits are of two distinct types: a) those filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants; and b) those filed by entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise prices of cement and concrete and hinder competition in Florida. After a period of amended claims and responses in 2010 and 2011, in which all parties presented their arguments, on September 21, 2011, both groups of plaintiffs filed motions for class certification. On January 3, 2012, the court denied both motions, ruling that the cases cannot proceed as class certification. On January 5, 2012, the court stayed both cases pending the resolution of any potential appeal of the court’s ruling denying the motions for class certification. On January 17, 2012, the plaintiffs in the action involving entities that purchased ready-mix concrete directly from one or more of the defendants filed a petition with the Eleventh Circuit Court of Appeals, requesting such court to exercise its discretion to review the trial court’s decision denying their class certification motion. In March 2012, CEMEX Corp. and the other defendants effected a settlement of both cases resulting in CEMEX having to pay approximately 460 thousand dollars. CEMEX did not admit any wrongdoing as part of the settlements and denies allegations of misconduct.

•

In September 2009, the CNC separately conducted its own inspection in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix and aggregates within the Chartered Community of Navarre (“Navarre”). In December 2009, the CNC started a procedure against CEMEX España for alleged practices prohibited under the Spanish competition law. In November 2010, the CNC provided CEMEX España with a Statement of Facts that included a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts indicated to CEMEX España that its parent company, New Sunward Holding B.V., could be jointly and severally liable for the investigated behavior. On December 10, 2010, the CNC Investigative Department notified CEMEX of its proposed decision, which declared an existence of infringement, and that it would submit the proposed decision to the CNC Council. The notification of the proposed decision marked the end of the investigation phase. On December 29, 2010, CEMEX submitted its opposition to the proposed decision denying all charges formulated by the CNC. On May 17, 2011, the CNC Council decided to accept CEMEX’s request to review the evidence presented by the other parties. The maximum fine that the CNC could have imposed would be 10% of the total revenues of CEMEX España’s ready-mix production activities within Navarre for the calendar year preceding the imposition of the fine. On January 12, 2012, the CNC notified CEMEX of its final decision on this matter, imposing a fine of 500 thousand euro (660 thousand dollars or Ps8,481) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008

Other contingencies from legal proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

through September 2009. CEMEX España denies any wrongdoing and on March 1, 2012, filed an appeal before the competent court (Audiencia Nacional) requesting the interim suspension of the decision from the court until a final judgment is issued. To that effect, CEMEX España has requested the CNC Council to suspend the implementation of its decision until the court has decided on the requested interim measure. On July 10, 2012, the court has issued a resolution agreeing to the suspension of payment of the fine.

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

•

In January and March 2009, one of CEMEX’s subsidiaries in Mexico was notified of two findings issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), for presumptive violations of Mexican antitrust laws. During the CFC investigation, CEMEX filed constitutional challenges for both cases considering that these findings contain substantial violations of rights granted by the Mexican Constitution. In both challenges, the Circuit Courts resolved that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX appealed such resolutions. On October 14, 2011, the CFC determined to close one of the cases due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling, but CEMEX believes that legal precedent exists that establishes that third parties lack standing in these cases. On February 14, 2012, CEMEX was fined approximately Ps10.2 million for anticompetitive practices and was ordered to implement certain measures. CEMEX has appealed the resolution before the CFC and the Circuit Court and denies any wrongdoing. In June 2012, the CFC confirmed its resolution. As a result, in July 2012, CEMEX filed a constitutional challenge and simultaneously filed a claim against the CFC’s resolution before the Circuit Court, which nullified the fine imposed on CEMEX. On December 18, 2012, the CFC ratified its resolution, which CEMEX expects to appeal. As of December 31, 2012, a resolution regarding the constitutional challenge has not been issued.

•

In January 2009, in response to litigation brought by environmental groups concerning the manner in which certain federal quarry permits were granted, a judge from the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX’s SCL, FEC and Kendall Krome quarries, in the Lake Belt area in South Florida, which were granted in 2002 to CEMEX Construction Materials Florida, LLC (“CEMEX Florida”), one of CEMEX’s subsidiaries in the United States. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies involved with the issuance of the permits. On January 29, 2010, in connection with the withdrawal

Other contingencies from legal proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

of federal quarry permits in Lake Belt, Florida, the Army Corps of Engineers concluded a revision and determined procedures for granting new federal quarry permits in the area. During February 2010, new quarry permits were granted to the SCL and FEC quarries. However, at December 31, 2012, a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. The cessation or significant restriction of quarrying operations in the Lake Belt area could have a significant adverse effect on CEMEX’s Florida operating results.

•

In November 2008, AMEC/Zachry, the general contractor for CEMEX’s expansion program in Brooksville, Florida, filed a lawsuit against CEMEX Florida in the United States, alleging delay damages and seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry sought indemnity for US$60 (Ps771). During 2009, FLSmidth (“FLS”), a supplier for the mining and cement industry, became a co-defendant in the lawsuit. During 2009 and 2010, CEMEX filed counterclaims against both suppliers. On November 18, 2010, the court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida, and denied FLS’s motion on the pleading against CEMEX Florida. On January 6, 2011, CEMEX Florida amended its pleadings in accordance with the court’s rulings. On March 17, 2011, FLS filed another motion seeking dismissal of one of CEMEX Florida’s new claims asserted in the amended pleading. The parties have exchanged documents, and depositions are scheduled for the next several months. On July 1, 2011, AMEC/Zachry filed a motion for substitution of counsel and a motion for a limited stay of discovery proceedings. As of December 31, 2012, the parties to this proceeding finalized the terms and conditions of a settlement. The settlement of this matter will not have a material adverse effect on CEMEX’s liquidity and financial position.

•

In July 2008, Strabag SE (“Strabag”), one of the leading suppliers of building materials in Europe, entered into a Share Purchase Agreement (“SPA”) to purchase CEMEX’s operations in Austria and Hungary for €310 (US$409 or Ps5,256), subject to authorization of the competition authorities in such countries. On July 1, 2009, Strabag notified CEMEX of its purported rescission of the SPA, arguing that the regulatory approvals were not obtained before June 30, 2009. In October 2009, CEMEX filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce (“ICC”), requesting a declaration that Strabag’s rescission of the SPA was invalid and claiming the payment of damages caused to CEMEX for the alleged breach of the SPA for €150 (US$198 or Ps2,544). After a period of hearings, counterclaims, responses and the conformation of the arbitration tribunal, a final award dated May 29, 2012, was notified to CEMEX on June 1, 2012. According to this final award, the arbitral tribunal declared that Strabag’s rescission of the SPA was unlawful and ineffective, and ordered Strabag to pay to CEMEX a compensation for damages (including accrued interest), arbitration and legal costs. Also, Strabag’s counterclaim was dismissed. Strabag filed an annulment action before the Swiss Federal Supreme Court (the “Swiss Court”) on July 2, 2012. In relation to the annulment process with the Swiss Court, on July 20, 2012, Strabag paid CEMEX, through RMC Holdings B.V., the amounts ordered by the arbitral tribunal on its final award (principal plus surplus accrued interest and expenses) for approximately €43 (US$57 or Ps732), and, in order to secure the potential obligation for RMC Holdings B.V. to repay these amounts to Strabag in the event that the Swiss Court resolves to annul the May 29, 2012 final award, RMC Holdings B.V. pledged in favor of Strabag 496,355 shares (representing approximately a 33% stake) in its subsidiary Cemex Austria AG. On September 6, 2012, CEMEX presented its reply to the annulment action before the Swiss Court, and expects a final judgment during the first quarter 2013. CEMEX considers the likelihood of a negative

Other contingencies from legal proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

resolution from the Swiss Court to be very remote. As a result, the amount of the final award mentioned above was recorded in the statement of operations in 2012, of which approximately €35 (US$46 or Ps591) identified with CEMEX’s damages was recognized as part of other expenses, net, and approximately €8 (US$11 or Ps141) related to the recovery of operating losses and expenses caused by Strabag was recognized as part of costs and administration expenses.

•

In April 2006, the cities of Kaštela and Solin in Croatia published their respective development master plans, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia by the Croatian government in September 2005. In May 2006, CEMEX filed an appeal before a constitutional court seeking a declaration by the court of its rights and seeking prohibition of the implementation of the master plans. The municipal courts in Kaštela and Solin had previously rejected the appeals presented by CEMEX. These resolutions were appealed. These cases are currently under review by the Constitutional Court in Croatia, and it is expected that these proceedings will continue for several years before resolution. During the proceedings, the Administrative Court in Croatia ruled in favor of CEMEX, validating the legality of the mining concession granted by the government of Croatia. This decision was final. However, as of December 31, 2012, CEMEX has not been notified of an official declaration from the Constitutional Court as to whether the cities of Kaštela and Solin, within the scope of their master plans, can unilaterally change the borders of exploited fields. CEMEX believes that a declaration of the Constitutional Court will enable it to seek compensation for the losses caused by the proposed changes to the borders of the land available for extraction.

•

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia and other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia. The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs sought the repair of the roads and estimated that the cost of such repair would be approximately 100 billion Colombian pesos (US$57 or Ps732). In January 2008, CEMEX Colombia was subject to a court order, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia would be required to deposit with the court 337.8 billion Colombian pesos (US$191 or Ps2,454) in cash. CEMEX appealed this decision and also requested that the guarantee be covered by all defendants in the case. In March 2009, the Superior Court of Bogotá allowed CEMEX to offer security in the amount of 20 billion Colombian pesos (US$11 or Ps141). CEMEX deposited the security and, in July 2009, the attachment was lifted. The preliminary hearing to dismiss was unsuccessful and the final argument stage concluded on August 28, 2012. On October 10, 2012, the court nullified the accusation made against two ASOCRETO officials, but the judgment convicted the former director of the Urban Development Institute, and legal representatives of the builder and the auditor to a prison term of 85 months and a fine of 32 million Colombian Pesos (Ps18 thousand dollars). As a consequence of the annulment the judge ordered a restart of the proceedings against the ASOCRETO officers. The ruling can be appealed, but the practical effect of this decision is that the criminal action against ASOCRETO officers will prescribe and therefore there will be no condemnation against CEMEX. As of December 31, 2012, CEMEX Colombia has not recorded any provision as it feels it has sufficient arguments to overcome this action, but if adversely resolved it could have a negative effect on CEMEX’s liquidity and financial position.

Other contingencies from legal proceedings - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

As of December 31, 2012, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

25) RELATED PARTIES

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

CEMEX’s transactions with related parties are executed under market conditions. CEMEX has identified the following transactions between related parties:

•

Mr. Bernardo Quintana Isaac, a member of the board of directors of CEMEX, S.A.B. de C.V., is the current chairman of the board of directors of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”). Empresas ICA is one of the most important engineering and construction companies in Mexico. In the ordinary course of business, CEMEX extends financing to Empresas ICA in connection with the purchase of CEMEX’s products, on the same credit conditions that CEMEX awards to other customers.

•

Mr. José Antonio Fernández Carbajal, former member of the board of directors of CEMEX, S.A.B. de C.V. until February 23, 2012, is president and chief executive officer of Fomento Empresarial Mexicano, S.A.B. de C.V. (“FEMSA”), a large multinational beverage company. In the ordinary course of business, CEMEX pays and receives various amounts to and from FEMSA for products and services for varying amounts on market terms. Mr. Fernández Carbajal is the actual chairman of the board of Consejo de Enseñanza e Investigación Superior, A.C. (the managing entity of Instituto Tecnológico y de Estudios Superiores de Monterrey or ITESM). Mr. Lorenzo Zambrano, chief executive officer and chairman of CEMEX’s board of

Related parties - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

directors, was chairman of the board of ITESM until February 13, 2012. ITESM has received contributions from CEMEX for amounts that were not material in the periods presented.

•	Mr. Rafael Rangel Sostmann, a member of the board of directors of CEMEX, S.A.B. de C.V., was the dean of ITESM until September 12, 2011.

•

On April 12, 2011, Juan Pablo San Agustín Rubio was appointed to the role of executive vice president for strategic planning and business development, which is part of CEMEX’s senior management. In 2007, in compliance with CEMEX’s then applicable policies, CEMEX extended a loan to Mr. San Agustín Rubio for the construction of a house. During the first quarter of 2012, the loan was repaid in full. The loan bore interest at an annual rate of 1.2% and the largest amount outstanding from January 1, 2011 until it was repaid was approximately €275 thousand. Except for the previously described loan, during 2012, 2011 and 2010, there were no loans between CEMEX and its board members or other members of its top management.

•

For the years ended December 31, 2012, 2011 and 2010, the aggregate amount of compensation of CEMEX, S.A.B. de C.V.’s board of directors, including alternate directors, and top management executives, was approximately US$37 (Ps490), US$24 (Ps300) and US$11 (Ps139), respectively. Of these amounts, approximately US$26 (Ps343) in 2012, US$18 (Ps225) in 2011 and US$8 (Ps101) in 2010, was paid as compensation plus performance bonuses, including pension and postretirement benefits. In addition, approximately US$11 (Ps147) in 2012, US$6 (Ps75) in 2011 and US$3 (Ps38) in 2010 of the aggregate amount in each year, corresponded to allocations of CPOs under CEMEX’s executive stock-based compensation programs. In 2012, the amount of CPOs allocated included approximately US$3 (Ps39) of compensation earned under the program that is linked to the fulfillment of certain performance conditions and that is payable through March 2015 to then still active members of CEMEX, S.A.B. de C.V.‘s board of directors and top management executives (note 21).

26) SUBSEQUENT EVENTS

In connection with the put option transactions on CEMEX’s CPOs entered into by Citibank with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees in April 2008 (notes 16D and 23C). As of April 17, 2013, the notional amount of the guarantee was completely closed, as a result of the unwinding of 136 million put options over CEMEX’s CPOs (100% of the original underlying amount). Cash deposits in margin accounts, after deducting the proceeds from the sale of securities that track the performance of the Mexican Stock Exchange and CEMEX’s CPOs held by the Mexican trust, in an aggregate amount of US$112 were used to settle the unwinding of these put options.

In connection with the tax proceeding related to the taxes payable in Mexico from passive income generated by foreign investments for the years 2005 and 2006 and the transitory amnesty provision both of which are described in note 19D, on January 31, 2013, CEMEX, S.A.B. de C.V. was notified that an agreement had been reached with the Mexican tax authorities regarding the settlement of such tax proceeding pursuant to a final payment according to the rules of the transitory provision. CEMEX paid the amount on February 1, 2013.

Considering the guidance under IFRS set forth by International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), and based on changing circumstances on the net monetary position in foreign currencies of CEMEX, S.A.B. de C.V. (on a parent company only basis) resulting mainly from: a) a significant decrease in tax liabilities denominated in Mexican Pesos; b) a significant increase in its U.S. Dollar-denominated

Subsequent events - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

debt and other financial obligations; and c) the expected increase in U.S. Dollar-denominated intra-group administrative expenses associated with the externalization of major back office activities with IBM; effective as of January 1, 2013, CEMEX, S.A.B. de C.V., for purposes of its parent company only financial statements, was required to prospectively change its functional currency from the Mexican Peso to the U.S. Dollar, as the U.S. Dollar was determined to be the currency of CEMEX, S.A.B. de C.V.‘s primary economic environment. The aforementioned change has no effect on the functional currencies of CEMEX, S.A.B. de C.V.‘s subsidiaries, which continue to be the currency in the primary economic environment in which each subsidiary operates. Moreover, the reporting currency for the consolidated financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries and the parent company only financial statements of CEMEX, S.A.B. de C.V. continues to be the Mexican Peso.

The main effects in CEMEX, S.A.B. de C.V.‘s parent company only financial statements beginning on January 1, 2013, associated with the change in functional currency, as compared to prior years are: a) all transactions, revenues and expenses in any currency are recognized in U.S. Dollars at the exchange rates prevailing at their execution dates; b) monetary balances of CEMEX, S.A.B. de C.V. denominated in U.S. Dollars will not generate foreign currency fluctuations, while monetary balances in Mexican Pesos and other non-U.S. Dollar-denominated balances will now generate foreign currency fluctuations through CEMEX, S.A.B. de C.V.‘s statement of operations; and c) the conversion option embedded in CEMEX, S.A.B. de C.V.‘s Mandatory Convertible Notes denominated in Mexican Pesos will now be treated as a stand-alone derivative instrument through CEMEX, S.A.B. de C.V.‘s statement of operations, while the options embedded in CEMEX, S.A.B. de C.V.‘s U.S. Dollar-Denominated 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes will cease to be treated as stand-alone derivatives through CEMEX, S.A.B. de C.V.‘s statement of operations. Prior period financial statements are not required to be restated.

On March 21, 2013, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,312.3 million shares (437.4 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps3.6, considering a nominal value of Ps0.00833 per CPO; (ii) increase the variable common stock by issuing up to 369 million shares (123 million CPOs),which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B).

On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600 aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2013 Notes”). The net proceeds from the offering of approximately U.S.$595 were used for the repayment in full of the remaining indebtedness under the 2009 Financing Agreement of approximately U.S.$55 and the remainder for general corporate purposes, including the purchase of Eurobonds in the Eurobond Tender Offer.

On March 27, 2013, CEMEX paid Ps 2,035 in connection with the account payable with the amendments to the tax consolidation regime in Mexico described in note 19D.

On March 28, 2013, CEMEX purchased €183 aggregate principal amount of Eurobonds through a cash tender offer using a portion of the proceeds from the issuance of the March 2013 Notes, which Eurobonds were immediately cancelled.

Subsequent events - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

During the court hearing regarding the appeal filed by CEMEX Polska held on February 27, 2013, (note 24A) in reference to the antitrust proceeding against Cemex Polska, the judge presiding over the case confirmed the court’s decision to combine the separate appeals of six Polish cement producers in one joint case, as per the motion presented by CEMEX Polska, and reviewed the witness list proposed by CEMEX Polska. The next joint court hearing for all appeals is scheduled for September 18, 2013.

In connection with the Egypt Share Purchase Agreement proceeding, in which CEMEX acquired a controlling interest in ACC (note 24B), on April 16, 2013, the court decided to schedule a new hearing on June 16, 2013.

In connection to the Antitrust Investigations in Europe by the European Commission proceedings, (note 24 B) a hearing with respect to the proceedings against CEMEX, S.A.B. de C.V. and several of its affiliates in Europe was held on February 6, 2013, with the hearings for all other companies being investigated expected to be held during April 2013. CEMEX, S.A.B. de C.V estimates a judgment could be issued during September 2013.

27) MAIN OPERATING SUBSIDIARIES

The main operating subsidiaries as of December 31, 2012 and 2011 were as follows:

		% interest
Subsidiary	Country	2012	2011
CEMEX México, S. A. de C.V. 1	Mexico	100.0	100.0
CEMEX España, S.A. 2	Spain	99.9	99.9
CEMEX, Inc.	United States	100.0	100.0
CEMEX Latam Holdings, S.A. 3	Spain	74.4	—
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.	Colombia	99.7	99.7
Cemento Bayano, S.A.	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
Solid Cement Corporation 4	Philippines	100.0	100.0
APO Cement Corporation 4	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. 4	Thailand	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd 4	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria, AG.	Austria	100.0	100.0
CEMEX Hrvatska d.d.	Croatia	100.0	100.0
CEMEX Czech Operations, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Hungária Kft.	Hungary	100.0	100.0
Readymix PLC. 5	Ireland	100.0	61.2
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0

Main operating subsidiaries - continued

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and 2010

(Millions of Mexican pesos)

		% interest
Subsidiary	Country	2012	2011
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC 6	United Arab Emirates	100.0	100.0
CEMEX AS	Norway	100.0	100.0
Cimentos Vencemos do Amazonas, Ltda. .	Brazil	100.0	100.0
Global Cement, S.A.	Guatemala	100.0	51.0
CEMEX El Salvador, S.A.	El Salvador	100.0	100.0
Readymix Argentina, S.A.	Argentina	100.0	100.0
CEMEX Jamaica	Jamaica	100.0	100.0
Neoris N.V.	The Netherlands	99.6	99.6

1.	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2.	CEMEX España, S.A. is the indirect holding company of all CEMEX’s international operations.
3.	CEMEX Latam Holdings, S.A., which is listed in the Colombian stock exchange, is subsidiary of CEMEX España and the indirect holding company of CEMEX’s operations in Colombia, Costa Rica, Panama, Brazil, Guatemala and El Salvador (note 20D).
4.	Represents CEMEX’s indirect interest in the economic benefits of these entities.
5.	Readymix plc was listed in the Irish stock exchange until May 17, 2012 (note 15A).
6.	CEMEX owns 49% of the common stock of these entities and obtains 100% of the economic benefits, through arrangements with other stockholders.