Form 20-F
period 2013-12-31
CEMEX SAB DE CV
filed 2014-04-28
CIK 1076378

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

+52 81 8888-8888, +52 81 8888-4399,

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

11,395,982,596 CPOs

22,847,063,194 Series A shares (including Series A shares underlying CPOs)

11,423,531,597 Series B shares (including Series B shares underlying CPOs)

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

INTRODUCTION

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, or Mexico. Except as the context otherwise may require, references in this annual report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our 2013 audited consolidated financial statements included elsewhere in this annual report.

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

References in this annual report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, references to “¥” and “Yen” are to Japanese Yen, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” means one thousand million. The Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Peso amounts at an exchange rate of Ps13.05 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2013. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. Between January 1, 2013 and April 17, 2014, the Peso appreciated by approximately 0.3% against the Dollar, based on the noon buying rate for Pesos. See “Item 3—Key Information—Selected Consolidated Financial Information.”

The noon buying rate for Pesos on December 31, 2013 was Ps13.10 to U.S.$1.00 and on April 17, 2014 was Ps13.06 to U.S.$1.00.

References in this annual report to total debt plus other financial obligations do not include debt and other financial obligations of ours held by us. See notes 2L and 16B to our 2013 audited consolidated financial statements included elsewhere in this annual report for a detailed description of our other financial obligations. Total debt plus other financial obligations differs from the calculation of debt under our Facilities Agreement described herein.

CERTAIN TECHNICAL TERMS

When used herein, the terms set forth below mean the following:

•	Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two metric tons of gravel and sand.

•	Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray portland cement.

•	Gray Portland Cement, used for construction purposes, is a hydraulic binding agent with a composition by weight of at least 95% clinker and 0% to 5% of a minor component (usually calcium sulfate) which, when mixed with sand, stone or other aggregates and water, produces either concrete or mortar.

•	Petroleum coke (pet coke) is a byproduct of the oil refining coking process.

•	Ready-mix concrete is a mixture of cement, aggregates, and water.

•	Tons means metric tons. One metric ton equals 1.102 short tons.

•	White cement is a specialty cement used primarily for decorative purposes.

PART I

Item 1—Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2—Offer Statistics and Expected Timetable

Not applicable.

Item 3—Key Information

Summary of Most Important Transactions since the 2009 Refinancing

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

On September 17, 2012, we successfully completed the refinancing transactions contemplated by the Exchange Offer and Consent Request (collectively, the “Refinancing Transaction”), and we and certain of our subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “Amendment and Restatement Agreement”), pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement, dated September 17, 2012 (as amended from time to time, the “Facilities Agreement”), pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes remained outstanding under the 2009 Financing Agreement as of September 17, 2012. We currently have no loans or private placement notes outstanding under the 2009 Financing Agreement as a result of subsequent prepayments made in accordance with the Facilities Agreement.

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust substantially all the shares of CEMEX México, S.A. de C.V., or CEMEX México, Cemex Operaciones México, S.A. de C.V., or Cemex Operaciones México (formerly known as Centro Distribuidor de Cemento, S.A. de C.V., as successor by merger to Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V.), CEMEX TRADEMARKS HOLDING Ltd., New Sunward Holding B.V., or New Sunward, and CEMEX España, S.A., or CEMEX España, as collateral (together, the “Collateral”), and all proceeds of such Collateral, to secure our payment obligations under the Facilities Agreement and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide.

Since 2009, we have completed a number of capital markets transactions and asset disposals, the majority of the proceeds of which have been used to repay indebtedness, to improve our liquidity position and for general corporate purposes. Such capital market transactions consisted of:

•	in September 2009, the sale of a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds;

•	in December 2009, the issuance by CEMEX, S.A.B. de C.V. of approximately Ps4.1 billion (approximately U.S.$315 million) of 10% mandatory convertible notes due 2019 (the “Mandatory Convertible Securities”), in exchange for promissory notes previously issued by CEMEX, S.A.B. de C.V. in the Mexican capital markets (Certificados Bursátiles) (“CBs”);

•	in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1.75 billion aggregate principal amount of its 9.50% U.S. Dollar-Denominated Senior Secured Notes due 2016 (the “December 2009 U.S. Dollar Notes”) and €350 million aggregate principal amount of its 9.625% Euro-Denominated Senior Secured Notes due 2017 (the “December 2009 Euro Notes” and, together with the December 2009 U.S. Dollar Notes, the “December 2009 Notes”);

•	in March 2010, the issuance by CEMEX, S.A.B. de C.V. of U.S.$715 million aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015 (the “2010 Optional Convertible Subordinated Notes”);

•	in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of its 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020 (the “May 2010 U.S. Dollar Notes”) and €115,346,000 aggregate principal amount of its 8.875% Euro-Denominated Senior Secured Notes due 2017 (the “May 2010 Euro Notes” and, together with the May 2010 U.S. Dollar Notes, the “May 2010 Notes”), in exchange for the U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, U.S. Dollar-Denominated 6.64% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited (collectively, the “Perpetual Debentures”), pursuant to a private placement exchange offer directed to the holders of Perpetual Debentures;

•	in January 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 9.0% Senior Secured Notes due 2018 (the “January 2011 Notes”);

•	in March 2011, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$125,331,000 aggregate principal amount of its 9.25% Senior Secured Notes due 2020 (the “Additional May 2010 Notes”);

•	in March 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,667.5 million aggregate principal amount of its 3.25% Convertible Subordinated Notes due 2016 and 3.75% Convertible Subordinated Notes due 2018 (together, the “2011 Optional Convertible Subordinated Notes”);

•	in April 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$800 million aggregate principal amount of its Floating Rate Senior Secured Notes due 2015 (the “April 2011 Notes”);

•	in July 2011, the issuance by CEMEX, S.A.B. de C.V. of U.S.$650 million aggregate principal amount of its 9.000% Senior Secured Notes due 2018 (the “Additional January 2011 Notes”);

•	in March 2012, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated Senior Secured Notes Due 2019 (together, the “March 2012 Notes”), in exchange for Perpetual Debentures and 4.75% Notes due 2014 (the “Eurobonds”) issued by CEMEX Finance Europe B.V., a special purpose vehicle and wholly-owned subsidiary of CEMEX España, pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds;

•	in October 2012, the issuance by CEMEX Finance LLC of U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022 (the “October 2012 Notes”);

•	in November 2012, CEMEX Latam Holdings, S.A. (“CEMEX Latam”), a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in a concurrent public offering to investors in Colombia and a private placement to eligible investors outside of Colombia (together, the “CEMEX Latam Offering”), representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.). CEMEX Latam used the net proceeds from the offering to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2013, CEMEX España owned approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury;

•	in March 2013, the issuance by CEMEX S.A.B. de C.V. of U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2013 Notes”);

•	in August 2013, the issuance by CEMEX S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 6.5% Senior Secured Notes due (the “August 2013 Notes”); and

•	in October 2013, the issuance by CEMEX S.A.B. de C.V. of U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due 2021 (the “October 2013 Fixed Rate Notes”) and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due 2018 (the “October 2013 Floating Rate Notes” and, together with the October 2013 Fixed Rate Notes (the “October 2013 Notes”).

As of December 31, 2013, our total debt plus other financial obligations were Ps230,298 million (U.S.$17,647 million) (principal amount Ps235,688 million (U.S.$18,060 million)), which does not include approximately Ps6,223 million (U.S.$477 million) of dual-currency notes underlying the Perpetual Debentures (collectively, the “Perpetual Notes”), but which does include our debt subject to the Facilities Agreement, which was approximately Ps54,024 million (U.S.$4,140 million) (principal amount Ps55,147 million (U.S.$4,226 million)).

Since the beginning of 2014, we have engaged in the following additional capital market transactions:

•	On February 28, 2014, CEMEX, S.A.B. de C.V. entered into private conversion agreements with certain institutional holders of its 2010 Optional Convertible Subordinated Notes pursuant to which such holders converted U.S.$280,387,000 in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.’s ADSs (the “Private Inducements”). Following the closing of the Private Inducements in March 2014, U.S.$434,613,000 aggregate principal amount of the 2010 Optional Convertible Subordinated Notes remained outstanding.

•	On March 5, 2014, CEMEX Finance Europe B.V. repaid the remaining €247,442,000 aggregate principal amount outstanding of its Eurobonds at their maturity (the “Eurobond Repayment”) using a portion of the proceeds from the October 2013 Notes.

•	On April 1, 2014, CEMEX Finance LLC issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 (the “April 2014 U.S. Dollar Notes”) and €400 million aggregate principal amount of its 5.250% Euro-Denominated Senior Secured Notes due 2021 (the “April 2014 Euro Notes” and, together with the April 2014 U.S. Dollar Notes, the “April 2014 Notes”). The net proceeds from the offering of the April 2014 U.S. Dollar Notes of approximately U.S.$995 million and the offering of the April 2014 Euro Notes of approximately €398 million were used to fund the April 2014 Tender Offer (as defined below) and the December 2009 Euro Notes Redemption (as defined below), with the remainder to be used for general corporate purposes, including to fund May 2010 Euro Notes Redemption (as defined below).

•	On April 9, 2014, CEMEX Finance LLC completed the purchase of U.S.$597,153,000 aggregate principal amount of May 2010 U.S. Dollar Notes and U.S.$482,847,000 aggregate principal amount of January 2011 Notes through a cash tender offer (the “April 2014 Tender Offer”) using a portion of the proceeds from the issuance of the April 2014 Notes, which May 2010 U.S. Dollar Notes and January 2011 Notes were immediately cancelled. Following the settlement of the April 2014 Tender Offer, U.S.$595,843,000 aggregate principal amount of May 2010 U.S. Dollar Notes and U.S.$1,167,153,000 aggregate principal amount of January 2011 Notes remained outstanding.

•	On April 25, 2014, CEMEX Finance LLC completed the redemption of the remaining €130,000,000 aggregate principal amount of its December 2009 Euro Notes (the “December 2009 Euro Notes Redemption”) using a portion of the proceeds from the issuance of the April 2014 Notes.

•	Pursuant to a notice of redemption issued on April 1, 2014, CEMEX España, acting through its Luxembourg branch, expects to complete the redemption of the €115,346,000 remaining aggregate principal amount outstanding of its May 2010 Euro Notes (the “May 2010 Euro Notes Redemption”) on May 12, 2014 using a portion of the proceeds from the issuance of the April 2014 Notes.

We refer to the May 2010 Notes, January 2011 Notes, Additional May 2010 Notes, April 2011 Notes, Additional January 2011 Notes, March 2012 Notes, September 2012 Notes, October 2012 Notes, March 2013 Notes, August 2013 Notes, October 2013 Notes and April 2014 Notes, collectively, as the Senior Secured Notes. For a more detailed description of these transactions, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments.”

For the convenience of the reader, considering the impact of our recent financing transactions on our liquidity and financing obligations, we present amounts of debt and other financial obligations on as adjusted basis to give effect to important financing transactions completed between December 31, 2013 and the date of this annual report on Form 20-F. We refer to the Private Inducements, the Eurobond Repayment, the issuance of the April 2014 Notes, the April 2014 Tender Offer and the December 2009 Euro Notes Redemption collectively as the “Recent Financing Transactions,” which term does not include the May 2010 Euro Notes Redemption. As of December 31, 2013, as adjusted to give effect to the Recent Financing Transactions, our total debt plus other financial obligations were Ps226,920 million (U.S.$17,388 million) (principal amount Ps232,099 million (U.S.$17,785 million)), which does not include approximately Ps6,223 million (U.S.$477 million) of Perpetual Debentures, but which does include our debt subject to the Facilities Agreement, which was approximately Ps54,024 million (U.S.$4,140 million) (principal amount Ps55,147 million (U.S.$4,226 million)).

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

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico, South America and Western Europe. The most significant challenges facing the current global economic environment are decreasing government intervention in the U.S. economy and its effects on the global economy, a slowdown in China’s economic performance, deflation and economic stagnation in Europe, and the potential geopolitical implications of the current conflict in Ukraine and in other regions of political turmoil.

The recovery of the U.S. economy has been particularly slow, despite extraordinary measures taken by the Federal Reserve to increase liquidity in the U.S. financial system. There is a risk of a shock to the private sector if extraordinary stimulus measures taken by the Federal Reserve following the global financial crisis are scaled back. While the tapering process began at a time of improving economic indicators, recent economic data has fallen below economists’ expectations. A rapid and aggressive withdrawal of monetary stimulus could jeopardize economic growth. Conversely, there is medium term risk that the Federal Reserve could act too slowly to rein in extraordinary liquidity levels, prompting a disanchoring of inflationary expectations, an increase in capital outflows, a disorderly rise of interest rates and economic recession. Furthermore, the U.S. economy still could be affected by fiscal adjustments, as political and fiscal uncertainty could resurface heading into 2015. Recovery in the housing sector, which is leading cement demand, could stall if employment gains falter and/or long term interest rates increase sharply.

Even though investor confidence in the Mexican economy remains relatively high due to the recent progress of structural reforms, economic activity in Mexico moderated more than expected during 2013 as a result of external conditions and domestic factors. Currently, all economic indicators point towards a moderate, rather than strong, recovery. If the Mexican economy fails to gain momentum, construction activity would remain weak and, therefore, may result in an adverse effect on demand for our products and could have a material adverse effect on our business, financial condition and results of operations. In addition, Mexico’s dependence on the U.S. economy remains very significant and, therefore, any downturn in the economic outlook of the United States may hinder economic growth in Mexico.

In terms of financial variables, the Federal Reserve’s tapering process in the United States has impacted all emerging economies, particularly reflected in capital outflows and exchange rate volatility. Although Mexico is not immune to such impact, the risk of a sudden reversal of capital outflows has been contained due to the absence of the economic imbalances that were experienced in the past and relatively low external financing needs. Nonetheless, the risk of contagion from other emerging markets remains a concern to the Mexican economy.

Countries in the Euro area, particularly in the periphery, have faced a difficult economic environment due to sovereign, institutional and financial crises. Economic stability in the Euro area is still fragile. Although progress has been made through actions essential to the establishment of a consistent monetary and fiscal policy across the Euro area such as a banking union and enhanced fiscal integration, the relevant details of such policies are still in the initial phases. Once the details of these policies have been refined and developed, they will still need to be legislated and implemented. Delays and/or incomplete steps towards structural reforms could trigger the erosion of incipient market confidence and our business, financial condition and results of operations could be further affected. The current low inflation in Europe has raised the fear of deflation across the Euro zone. Austerity measures being implemented by most European countries could result in larger than expected declines in infrastructure construction activity and demand for our products. Weaker than expected economic growth and worsening financial conditions could negatively affect residential and private non-residential construction. The risks are more pronounced in countries that experienced stronger market distortions, especially those that experienced real estate bubbles and durable goods overhangs prior to the global financial crisis, such as Spain. In these countries, levels of unemployment remain high and the adjustment process has been particularly painful and slow, given the severe fiscal constraints, the need for households to repair their balance sheets and the limitations on credit institutions that are in the process of deleveraging. Because of this, weakness in the residential and non-residential building sectors could persist longer than anticipated.

Significant trade links with Western Europe render some of the Eastern European countries susceptible to economic and political pressures in Western Europe. Additionally, in the coming years, Central European countries might experience a reduction in the proceeds they receive from the European Union Structural Funds which could hinder infrastructure investment.

Central and South American economies are also exposed to the risk of a decrease in overall economic activity. The region has been recently affected by the broad selling of equities across emerging markets and the contagion effect from crisis in Argentina and Turkey. The risk of a new contagion across the emerging markets is persistent. Political or economic volatility in South American, Central American or Caribbean countries in which we have operations may also have an impact on prices and demand for our products, which could adversely affect our business, financial condition and results of operations.

Lower commodity prices and a further slowdown in some net commodity importing Asian emerging markets could represent an important risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on demand and/or prices for our products, thereby adversely affecting our business, financial condition and results of operations.

The economic slowdown in China will have a broad impact across many economies, particularly those of commodity exporters among the emerging markets. There are expectations that China will grow more slowly over the medium term than in the recent past as it transitions into a more balanced and sustainable growth path.

In the Middle East, lower oil revenues and political risk could moderate economic growth and adversely affect construction investments. Particularly, political instability in Syria and a potential military intervention could affect oil prices. In Egypt, political instability and social risk persist despite the approval of a new constitution, the relative stability of the provisional government and the milestone path for elections in 2014. Uncertainty could dampen overall economic activity in Egypt, negatively affecting demand for building materials. Although Egypt has recently received direct financial support from its allies in the Persian Gulf, its foreign reserves remain low and the exchange rate for the Egyptian pound, although stable during the last few months, is still faced with the threat of depreciation. Egypt´s substantial financial needs combined with an inability to access multilateral financial support could eventually trigger a disorderly depreciation of the exchange rate. In addition, Egypt is subject to risks created by legal uncertainty.

Demand for our products is highly related to construction levels and depends, in large part, on residential and commercial construction activity as well as private and public infrastructure spending in the countries where we operate. Declines in the construction industry are correlated with declines in economic conditions. As a result, deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that use the Euro as their currency, or the Eurozone. Although this risk appears to have declined considerably, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries.

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

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges such as the debt crisis in certain countries in the European Union could have an adverse effect on our business, financial condition and results of operations.

The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.

The Facilities Agreement requires us to comply with several financial ratios and tests under IFRS, including a consolidated coverage ratio of EBITDA to consolidated interest expense (including interest accrued on Perpetual Debentures), for each period of four consecutive fiscal quarters (measured semi-annually), of not less than (i) 1.50:1 from the period ending December 31, 2012 up to and including the period ending June 30, 2014, (ii) 1.75:1 from the period ending December 31, 2014 up to and including the period ending June 30, 2015, (iii) 1.85:1 for the period ending December 31, 2015, (iv) 2:00:1 for the period ending June 30, 2016 and (v) 2.25:1 for the period of four consecutive fiscal quarters ending December 31, 2016. In addition, the Facilities Agreement allows us a maximum consolidated leverage ratio of total debt (including financial leases plus Perpetual Debentures and guarantees, plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed (i) 7.00:1 for each period from the period ending December 31, 2012, up to and including the period ending December 31, 2013, (ii) 6.75:1 for the period ending June 31, 2014, (iii) 6.5:1 for the period ending December 31, 2014, (iv) 6.00:1 for the period ending June 30, 2015, (v) 5.50:1 for the period ending December 31, 2015, (vi) 5.00:1 for the period ending June 30, 2016 and (vii) 4.25:1 for the period ending December 31, 2016. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the period ended December 31, 2013, we reported to the lenders under the Facilities Agreement a consolidated coverage ratio of 2.11:1 and a consolidated leverage ratio of 5.49:1, each as calculated pursuant to the Facilities Agreement. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$350 million (or its equivalent)).

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

The Facilities Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our creditors. Pursuant to the Facilities Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.50:1; and (ii) no default under the Facilities Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Facilities Agreement.

The Facilities Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other obligor under the Facilities Agreement or any other of our material subsidiaries (as defined in the Facilities Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) certain changes to the ownership of any of our subsidiary obligors under the Facilities Agreement, unless the proceeds of such disposal are used to prepay Facilities Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of September 17, 2012 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Facilities Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. and each of its subsidiaries, taken as a whole, which more than 66.67% of the Facilities Agreement creditors determine would result in our failure, taken as a whole, to perform payment obligations under the Facilities Agreement; and (xiii) failure to comply with laws or our obligations under the Facilities Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the Facilities Agreement creditors, the creditors have the ability to accelerate all outstanding amounts due under the Facilities Agreement. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the Facilities Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back” to earlier dates.

The Facilities Agreement requires us to (a) on or before March 15, 2015, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 2010 Optional Convertible Subordinated Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2015 (in March 2014, holders of U.S.$280,387,000 in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes converted their 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.’s ADSs pursuant to the Private Inducements), (b) on or before September 30, 2015, redeem or extend the maturity date of 100% of the April 2011 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become September 30, 2015, (c) on or before March 15, 2016, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 3.25% Convertible Subordinated Notes due 2016 to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2016, and (d) on or before December 14, 2016, redeem or extend the maturity date of 100% of the December 2009 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become December 14, 2016.

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

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust, as collateral, the Collateral, and all proceeds of the Collateral to secure our payment obligations under the Facilities Agreement and under a number of other financing arrangements for the benefit of the creditors and holders of debt, and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. As of December 31, 2013, as adjusted to give effect to the Recent Financing Transactions, the Collateral and all proceeds of such Collateral secured (i) Ps188,050 million (U.S.$14,410 million) (principal amount Ps190,445 million (U.S.$14,594 million) aggregate principal amount of debt under the Facilities Agreement and other financing arrangements and (ii) Ps9,270 million (U.S.$710 million aggregate principal amount of Perpetual Notes, which includes debt of ours held by us). These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Facilities Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

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

As of December 31, 2013, as adjusted to give effect to the Recent Financing Transactions, our total debt plus other financial obligations were Ps226,920 million (U.S.$17,388 million) (principal amount Ps232,099 million (U.S.$17,785 million)), which does not include approximately Ps6,223 million (U.S.$477 million), which represents the nominal amount of Perpetual Debentures, but which does include our debt subject to the Facilities Agreement, which was approximately Ps54,024 million (U.S.$4,140 million) (principal amount Ps55,147 million (U.S.$4,226 million)). Of such total debt plus other financial obligations amount, approximately Ps5,795 million (U.S.$444 million) (principal amount Ps5,795 million (U.S.$444 million)) matures during 2014; Ps18,423 million (U.S.$1,411 million) (principal amount Ps18,775 million (U.S.$1,439 million)) matures during 2015; Ps12,113 million (U.S.$928 million) (principal amount Ps13,319 million (U.S.$1,021 million)) matures during 2016; Ps58,304 million (U.S.$4,468 million) (principal amount Ps59,435 million (U.S.$4,554 million)) matures during 2017 (including the remainder of the principal amount of debt under the Facilities Agreement); and Ps132,285 million (U.S.$10,137 million) (principal amount Ps134,775 million (U.S.$10,327 million)) matures after 2017. Additionally, as described above, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically spring-back to earlier dates.

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

Although we have successfully repaid or refinanced a substantial portion of our debt maturing in 2014, our ability to comply with our financial covenants and payment obligations under the Facilities Agreement and other indebtedness, in the event we are unable to refinance our maturities or generate sufficient cash flow from operations, may depend on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

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

In addition, our levels of debt, contractual restrictions, and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our high leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2013, we had U.S.$534 million funded under our securitization programs in the United States, France and Mexico. We cannot assure you that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The continued weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s common stock, CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

The Facilities Agreement restricts us from incurring additional debt, subject to several exceptions. The limitation on incurrence of debt covenant under the Facilities Agreement permits us to incur a liquidity facility or facilities in an amount not to exceed U.S.$400 million. In addition, the Facilities Agreement requires (i) proceeds from asset disposals, incurrences of debt and issuances of equity and excess cash flow to be applied to the prepayment of the indebtedness under the Facilities Agreement, subject to our right to retain cash on hand up to U.S.$625 million in the first three quarters of any fiscal year and U.S.$725 million in the fourth quarter of any fiscal year, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Facilities Agreement), and (ii) proceeds reserved from asset disposals, permitted refinancings and cash on hand to be applied to the repayment of indebtedness under the Facilities Agreement and of other indebtedness as permitted under the Facilities Agreement.

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

As of December 31, 2013, as adjusted to give effect to the Recent Financing Transactions, there were U.S.$9,367 million and €695 million aggregate principal amount of Senior Secured Notes outstanding under the indentures governing such notes, excluding those held by us. The indentures governing the Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

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

Aside from operating certain assets in Mexico, CEMEX, S.A.B. de C.V. is a holding company that owns the stock of its direct and indirect subsidiaries and has holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income from its wholly-owned and non-wholly-owned subsidiaries. The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Facilities Agreement restricts CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends. In addition, the indentures governing the Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

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

We have to service our debt and other financial obligations denominated in U.S. Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in U.S. Dollars from our operations to service all our debt and other financial obligations denominated in U.S. Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in U.S. Dollars. As of December 31, 2013, as adjusted to give effect to the Recent Financing Transactions, our debt plus other financial obligations denominated in U.S. Dollars represented approximately 85% of our total debt plus other financial obligations, which does not include approximately U.S.$389 million of U.S. Dollar-denominated Perpetual Debentures. Our U.S. Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although we have substantial U.S. operations, we continue to rely on our non-U.S. assets to generate revenues to service our U.S. Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our U.S. Dollar-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Euro, British Pound, Colombian Peso or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar, could adversely affect our ability to service our debt. In 2013, Mexico, the United Kingdom, Germany, France, the rest of Northern Europe region (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, and which we refer to as our Rest of Northern Europe region), Spain, Egypt, the rest of the Mediterranean region (which includes our subsidiaries in Croatia, the UAE and Israel, and which we refer to as our Rest of the Mediterranean region) and Colombia, which are our main non-U.S. Dollar-denominated operations, together generated approximately 62% of our total net sales in Mexican Peso terms (approximately 20%, 7%, 7%, 6%, 6%, 2%, 3%, 5% and 6%, respectively) before eliminations resulting from consolidation. In 2013, approximately 20% of our net sales in Mexican Peso terms were generated in the United States. During 2013, the Mexican Peso depreciated approximately 2% against the U.S. Dollar, the Euro appreciated approximately 4% against the U.S. Dollar and the British Pound appreciated approximately 2% against the U.S. Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. The Facilities Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions. For a description of these restrictions, see “—Our use of derivative financial instruments has negatively affected our operations, especially in volatile and uncertain markets.”

In addition, as of December 31, 2013, as adjusted to give effect to the Recent Financing Transactions, our Euro-denominated total debt plus other financial obligations represented approximately 11% of our total debt plus other financial obligations, which does not include the approximately €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

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

As of December 31, 2013, our derivative financial instruments that had a potential impact on other financial income (expense), net, consisted of equity forward contracts on third-party shares and equity derivatives on shares of CEMEX, S.A.B. de C.V. (including our zero strike call options in connection with the 2010 Optional Convertible Subordinated Notes and capped call transactions in connection with the 2011 Optional Convertible Subordinated Notes), a forward instrument over the Total Return Index of the Mexican Stock Exchange, and interest rate derivatives related to energy projects.

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. The cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The fair value changes in some of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net loss and our related ratios. For the years ended December 31, 2012 and 2013, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented a net loss of approximately Ps98 million (U.S.$8 million) and a net gain of approximately Ps2,126 million (U.S.$163 million), respectively. Also, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we enter into new derivative financial instruments, or with respect to our existing derivative financial instruments (including our outstanding equity derivative positions), we may incur net losses from our derivative financial instruments. See notes 2L, 16B, 16D and 16E to our 2013 audited consolidated financial statements included elsewhere in this annual report.

We may fail to obtain or renew or may experience material delays in obtaining requisite governmental approvals, licenses and permits for the conduct of our business.

We require various approvals, licenses, permits and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits and certificates required in the conduct of our business, or that we will continue to satisfy the conditions to which such approvals, licenses, permits and certificates are granted. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we fail to obtain and/or maintain the necessary approvals, licenses, permits and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend the operation of one or more of our production facilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our operations consume significant amounts of power and fuel, the cost of which has significantly increased worldwide in recent years. Power and fuel prices generally reflect certain volatility, particularly in times of political turbulence in Iran, Iraq, Egypt and other countries in the Middle East and Africa, such as has been recently experienced. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

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

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, CEMEX Colombia’s results of operations have been negatively affected in the past by the pricing strategies of its competitors. Our ability to increase our net sales depends, in part, on our ability to compete effectively and maintain or increase our market share. We compete with different types of companies and based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition. In the more fragmented market for aggregates, we generally compete based on capacity and price. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. In addition, if our competitors were to combine, they may be able to compete more effectively with us and they may dispose of assets, which could lead to new market entrants that increase competition in our markets. If we are not able to compete effectively, we may lose market share, our net sales could decline or grow at a slower rate and our business and results of operations would be harmed.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market or industry conditions deteriorate further, additional impairment charges may be recognized.

Our audited consolidated financial statements have been prepared in accordance with IFRS, under which goodwill is not amortized and is tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the groups of cash-generating units to which goodwill balances has been allocated, which recoverable amount consists of the higher of such groups of cash-generating units its corresponding fair value, less cost to sell, and the corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated within other expenses, net, by such groups of cash-generating units to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of cash-generating units to which goodwill has been allocated. We determine the discounted amount of estimated future cash flows generally over periods of 5 years. In specific circumstances, when, according to our experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide us with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the extent we have detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of cash-generating units to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of operating EBITDA and/or by reference to other market transactions, among others. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied, among others. We use specific pre-tax discount rates for each group of cash-generating units to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rates in perpetuity applied. Likewise, the amounts of discounted future cash flows are significantly sensitive to the weight average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of cash-generating units obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of cash-generating units obtained. During the last quarter of 2013, 2012 and 2011, we performed our annual goodwill impairment test. Based on these analyses, in 2013 and 2012 we did not determine impairment losses of goodwill, whereas, in 2011, we determined impairment losses of goodwill for approximately Ps145 million (U.S.$12 million), associated with our groups of cash generating units to which goodwill has been allocated in Latvia representing 100% of the goodwill balance associated with such country. The estimated impairment loss was mainly attributable to market dynamics in this country and its position in the business economic cycle, generating that the net book value exceeded its respective recoverable amount. See note 15C to our 2013 audited consolidated financial statements included elsewhere in this annual report.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the economies where we operate could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

We are subject to litigation proceedings, including antitrust proceedings that could harm our business if an unfavorable ruling were to occur.

From time to time, we are and may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” in this annual report, we are currently subject to a number of significant legal proceedings, including, but not limited to, those relating to tax matters in Mexico, as well as antitrust investigations in Europe. In addition, our Egyptian subsidiary, Assiut Cement Company (“ACC”), is involved in an Egyptian legal proceeding relating to the acquisition of ACC. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including fines and other sanctions, the payment of compensation to third parties, remediation costs and damage to reputation.

Moreover, the enactment of stricter laws and regulations, stricter interpretation of existing laws or regulations, or new enforcement initiatives, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability.

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final Portland Cement National Emission Standard (“Portland Cement NESHAP”) for Hazardous Air Pollutants under the federal Clean Air Act (“CAA”). This rule required portland cement plants to limit mercury emissions, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The rule was challenged in federal court, and in December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards. In February 2013, EPA issued a revised final NESHAP rule that relaxed emissions limits for particulate matter and moved the compliance deadline to September 2015. In April 2013, environmental groups again challenged the revised Portland Cement NESHAP rule in federal court. In April 2014, the D.C. Circuit issued a ruling upholding both the revised particulate matter emission limits and the Semptember 2015 compliance deadline. We are unable to predict at this time whether the environmental groups will petition for a rehearing or rehearing en banc of the D.C. Circuit’s decision. If the final Portland Cement NESHAP takes effect in its present form, the rule could have a material adverse impact on our results of operations, liquidity and financial condition, however, we expect that such impact would be consistent with the impact on the cement industry as a whole.

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (“CISWI”). Under the CISWI rule, if a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with CISWI standards. The CISWI rule covers nine pollutants, and imposes more stringent emissions limits on certain pollutants that also are regulated under the Portland Cement NESHAP. The CISWI rule has been challenged by both industrial and environmental groups in federal court. We are unable to predict whether these challenges will ultimately result in the rule being remanded to EPA, or whether such a remand would result in more or less stringent CISWI standards. If the CISWI rule takes effect in its current form, and if kilns at or CEMEX plants are determined to be CISWI kilns due to the use of certain alternative fuels, the emissions standards imposed by the CISWI rule could have a material impact on our business operations.

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

The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional, European Union and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, decreased profits or losses arising from decreased demand for our goods and higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. To the extent that financial markets view climate change and

GHG emissions as a financial risk, this could have a material adverse effect on our cost of and access to capital. Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional, European Union and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries. For more information on the laws and regulations addressing climate change that we are, or could become, subject to, and the impacts to our operations arising therefrom, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters.”

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

Other health and safety issues related to our business include: burns arising from contact with hot cement kiln dust or dust on preheater systems; air borne hazards related to our aggregates mining activities; noise, including from chutes and hoppers, milling plants, exhaust fans and blowers; the potential for dioxin formation if chlorine-containing alternative fuels are introduced into kilns; plant cleaning and maintenance activities involving working at height or in confined or other awkward locations, and the storage and handling of coal, pet coke and certain alternative fuels, which, in their finely ground state, can pose a risk of fire or explosion; and health hazards associated with operating ready-mix concrete trucks. While we actively seek to minimize the risk posed by these issues, personal injury claims may be made, and substantial damages awarded, against us. We may also be required to change our operational practices, involving material capital expenditure.

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

As of December 31, 2013, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland), Egypt, Spain, Rest of the

Mediterranean (which includes our subsidiaries in Croatia, the UAE and Israel), Colombia and Rest of South America and the Caribbean (which includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), the Philippines and Rest of Asia (which includes our subsidiaries in Thailand, Bangladesh, China and Malaysia).

For a geographic breakdown of our net sales for the year ended December 31, 2013, see “Item 4—Information on the Company—Geographic Breakdown of Net Sales for the Year Ended December 31, 2013.”

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

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution, and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, demonstrations and protests continued to take place across Egypt following Mr. Morsi’s election, culminating in large-scale anti-Morsi protests in June 2013. On July 3, 2013, the Egyptian military removed Mr. Morsi from office and suspended the Egyptian constitution. The Egyptian military then appointed Chief Justice Adly Mansour as the interim president of Egypt, and charged him with forming a transitional technocratic government. The removal of Mr. Morsi from office has been followed by demonstrations and clashes between his supporters and opponents across Egypt, some of which have been violent. A referendum for a new constitution was approved and a call for presidential elections is expected soon. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this annual report. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt exchange rate volatility, energy shortages and, which could affect demand for building materials, and interruptions in services, such as banking, which could have a material adverse effect on our operations in Egypt.

In recent years, concerns over global economic conditions, energy costs, geopolitical issues, the availability and cost of credit and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy. Meanwhile, political unrest in Ukraine and Venezuela, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks also could adversely affect the global economy.

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

We rely on a variety of information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as of a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems, as well as those provided by our third-party service providers, may be vulnerable to damage or disruption caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber-attacks. Although we take steps to secure our systems and electronic information, these security measures may not be adequate. Any significant disruption to our systems could adversely affect our business, financial condition and results of operations.

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

We face the risks of loss and damage to our products, property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. In such circumstances, our financial results may be adversely affected.

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

Certain Mexican tax matters may have an adverse effect on our cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform required CEMEX, S.A.B. de C.V. to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform required CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. This tax reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. However, in December 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013 established that the statutory income tax rate remained at 30% in 2013, and then lowered it to 29% for 2014 and 28% for 2015 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidation Taxes arising after 2004 are taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Mexico” for a description of the legal proceeding regarding the January 1, 2010 tax reform described herein.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$25 million as of December 31, 2013, based on an exchange rate of Ps13.05 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. On March 31, 2011, CEMEX paid approximately Ps506 million (approximately U.S.$39 million as of December 31, 2013, based on an exchange rate of Ps13.05 to U.S.$1.00). This amount covered the second payment, which together with the first payment represented 50% of the Additional Consolidation Taxes for the period between 1999 and 2004, and also included the first payment of 25% of the Additional Consolidation Taxes corresponding to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$53 million as of December 31, 2013, based on an exchange rate of Ps13.05 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the “1999-2004” period, 50% of the Additional Consolidation Taxes for the “2005” period and it also included the first payment of 25% of the Additional Consolidation Taxes for the “2006” period. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$153.25 million as of December 31, 2013, based on an exchange rate of Ps13.05 to U.S.$1.00). This fourth payment together with the first, second and third payments represented 85% of the Additional Consolidation Taxes for the “1999-2004” period, 70% of the Additional Consolidation Taxes for the “2005” period, 50% of the Additional Consolidation Taxes for the “2006” period and 25% of the Additional Consolidation Taxes for the “2007” period. As of December 31, 2013, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime was as follows: approximately Ps4.2 billion in 2014; approximately Ps5 billion in 2015; and approximately Ps15.6 billion in 2016 and thereafter. As of December 31, 2013, we had paid an aggregate amount of approximately Ps3.5 billion of Additional Consolidation Taxes. See notes 2O and 19D to our 2013 audited consolidated financial statements included elsewhere in this annual report, and for information as of March 31, 2014, see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters.”

In addition, as a result of the enactment of the new income tax law in Mexico approved in December of 2013 and effective beginning January 1, 2014, the statutory income tax rate for 2014 will remain at 30%, and the tax consolidation regime that was in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply. In consequence, as of 2014, each company in Mexico will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters—Mexico” for a description of the legal proceeding regarding the January 1, 2014 tax reform described herein.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of our directors and officers and some of the persons named in this annual report reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Lic. Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws

The protections afforded to non-controlling shareholders in Mexico are different from those in the United States and may be more difficult to enforce.

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

Mexican Peso Exchange Rates

Mexico has had no exchange control system in place since the dual exchange control system was abolished in November 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Mexican Peso has been subject to substantial fluctuations in value. The Mexican Peso appreciated against the U.S. Dollar by approximately 5% and 6% in 2009 and 2010, respectively, depreciated against the U.S. Dollar by approximately 11.5% in 2011, appreciated against the U.S. Dollar by approximately 9% in 2012 and depreciated against the U.S. Dollar by approximately 2% in 2013. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. The CEMEX accounting rate represents the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Mexican Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Mexican Pesos, expressed in Mexican Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year Ended December 31,	End of the period	Average(1)	High	Low	End of the period	Average(1)	High	Low
2009	13.09	13.51	15.57	12.62	13.06	13.50	15.41	12.63
2010	12.36	12.67	13.21	12.15	12.38	12.64	13.19	12.16
2011	13.96	12.45	14.21	11.50	13.95	12.43	14.25	11.51
2012	12.85	13.16	14.37	12.56	12.96	13.15	14.37	12.63
2013	13.05	12.85	13.39	11.98	13.10	12.76	13.43	11.98

Monthly (2013)
October	13.02				13.00		13.25	12.77
November	13.11				13.11		13.24	12.87
December	13.05				13.10		13.22	12.85

Monthly (2014)
January	13.36				13.36		13.46	13.00
February	13.25				13.23		13.51	13.20
March	13.06				13.06		13.33	13.06
April(2)	13.04				13.06		13.13	12.95

(1)	The average of the CEMEX accounting rate or the noon buying rate for Mexican Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	April noon buying rates and CEMEX accounting rates are through April 17, 2014.

On April 21, 2014, the CEMEX accounting rate was Ps13.04 to U.S.$1.00. Between January 1, 2013 and April 17, 2014, the Mexican Peso appreciated by approximately 0.3% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

For a discussion of the financial treatment of our operations conducted in other currencies, see “—Selected Consolidated Financial Information.”

Selected Consolidated Financial Information

The financial data set forth below as of and for each of the four years ended December 31, 2013 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2013 and 2012 and for each of the three years ended December 31, 2013, 2012 and 2011 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2013 audited consolidated financial statements and the notes thereto included elsewhere in this annual report. Our audited consolidated financial statements prepared under IFRS for the year ended December 31, 2013 were approved by our shareholders at the annual general ordinary shareholders’ meeting, which was held on March 20, 2014. Our consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended as of December 31, 2012 included in our annual report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”), do not include the adjustments from the application of those newly issued financial reporting standards effective January 1, 2013. The effects of the amendments to IAS 19 “Employee Benefits” and the IFRIC 20 “Stripping Cost in the production phase of a surface mine” were recognized in our 2013 audited consolidated financial statements.

Pursuant to guidance set forth in SEC’s International Series Release No. 1285, File No. 57-15-04, we are only presenting four years of our selected consolidated statement of operation due to our adoption of IFRS on January 1, 2010.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2013, 2012, 2011 and 2010 may not be comparable to that of prior periods.

Our audited consolidated financial statements included elsewhere in this annual report, have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, beginning in 2011 upon our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Non-Mexican Peso amounts included in the financial statements are first translated into U.S. Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those U.S. Dollar amounts are then translated into Mexican Peso amounts at the CEMEX accounting rate, described under “—Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The U.S. Dollar amounts provided below, unless otherwise indicated elsewhere in this annual report, are translations of Mexican Peso amounts at an exchange rate of Ps13.05 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2013. However, in the case of transactions conducted in U.S. Dollars, we have presented the U.S. Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. The noon buying rate for Mexican Pesos on December 31, 2013 was Ps13.10 to U.S.$1.00. From December 31, 2013 through April 17, 2014, the Mexican Peso appreciated by approximately 0.3% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. and Subsidiaries Selected Consolidated Financial Information

	As of and For the Year Ended December 31,
	2010	2011	2012	2013
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
Statement of Operations Information:
Net sales	Ps 177,641	Ps 189,887	Ps 197,036	Ps 195,661
Cost of sales(1)	(127,845)	(136,181)	(138,706)	(134,774)
Gross profit	49,796	53,706	58,330	60,887
Administrative, selling and distribution expenses	(39,060)	(41,844)	(41,329)	(41,383)
Operating earnings before other expenses, net(2)	10,736	11,862	17,001	19,504
Other expense, net	(6,335)	(5,233)	(5,490)	(4,903)
Operating earnings(2)	4,401	6,629	11,511	14,601
Financial items(3)	(15,276)	(19,092)	(17,534)	(18,231)
Equity in income (loss) of associates	(487)	(334)	728	229
Loss before income tax	(11,362)	(12,797)	(5,295)	(3,401)
Non-controlling net income	46	21	662	1,223
Controlling interest net loss	(13,482)	(24,953)	(12,000)	(10,834)
Basic loss per share(4)(5)	(0.37)	(0.69)	(0.33)	(0.29)
Diluted loss per share(4)(5)	(0.37)	(0.69)	(0.33)	(0.29)
Number of shares outstanding(4)(6)(7)	30,065	31,410	32,808	34,270
Balance Sheet Information:
Cash and cash equivalents	8,354	16,128	12,478	15,176
Property, machinery and equipment, net	221,271	234,342	213,075	205,717
Total assets	504,881	541,655	478,797	496,130
Short-term debt including current maturities of long-term debt	5,618	4,673	596	3,959
Long-term debt	188,776	203,798	177,539	187,021
Non-controlling interest and Perpetual Debentures(8)	19,443	16,602	14,488	14,939
Total controlling stockholders’ equity	163,744	155,104	141,139	133,379
Other Financial Information:
Net working capital(9)	18,692	23,690	19,667	20,754
Book value per share(4)(7)(10)	5.45	4.94	4.30	3.89
Operating margin before other expense, net	6.0%	6.2%	8.6%	10.0%
Operating EBITDA(11)	29,844	29,710	34,506	33,963
Ratio of Operating EBITDA to interest expense(11)	2.0	1.8	1.9	1.7
Capital expenditures	6,963	8,540	10,465	8,409
Depreciation and amortization	19,108	17,848	17,505	14,459
Net cash flow provided by operating activities before interest, coupons on perpetual debentures and income taxes	25,952	23,942	30,222	27,045
Basic loss per CPO(4)(5)	(1.11)	(2.07)	(0.99)	(0.87)
Total debt plus other financial obligations	210,619	249,372	218,026	230,298
Total debt plus other financial obligations, as adjusted to give effect to the Recent Financing Transactions(12)	—	—	—	226,920

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
(2)	The line item “Operating earnings before other expenses, net” was titled by CEMEX until the year ended December 31, 2011 as “Operating income.” The line item “Operating earnings” was titled by CEMEX until the year ended December 31, 2011 as “Operating income after other expenses, net.” See note 2A to our 2013 audited consolidated financial statements included elsewhere in this annual report.
(3)	Financial items include financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives and marketable securities), foreign exchange results, effects of net present value on assets and liabilities and others, net. See note 7 to our 2013 audited consolidated financial statements included elsewhere in this annual report.
(4)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each of CEMEX, S.A.B. de C.V.’s CPOs represents two Series A shares and one Series B share. As of December 31, 2013, approximately 99.76% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each of CEMEX, S.A.B. de C.V.’s ADSs represents ten CPOs.
(5)	Loss per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our 2013 audited consolidated financial statements included elsewhere in this annual report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS.
(6)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2011, 2012 and 2013. At each of CEMEX, S.A.B. de C.V.’s 2011, 2012 and 2013 annual general ordinary shareholders’ meetings, held on February 23, 2012, March 21, 2013 and March 20, 2014, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 418.8 million CPOs, approximately 437.4 million CPOs and approximately 468 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2011, 2012 and 2013 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.
(7)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8)	As of December 31, 2011, 2012 and 2013, non-controlling interest includes U.S.$938 million (Ps13,089 million), U.S.$473 million (Ps6,078 million) and U.S.$477 million (Ps6,223 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in U.S. Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(9)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(10)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(11)

Operating EBITDA equals operating earnings before other expenses, net, plus amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps1,010 million in 2011, approximately Ps453 million in 2012 and approximately Ps405 million in 2013, as described in note 20D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2010	2011	2012	2013
	(in millions of Mexican Pesos)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest and income taxes paid in cash
Operating EBITDA	Ps 29,844	Ps 29,710	Ps 34,506	Ps 33,963
Less:
Operating depreciation and amortization expense	19,108	17,848	17,505	14,459
Operating earnings before other expenses, net	10,736	11,862	17,001	19,504
Plus/minus:
Changes in working capital excluding income taxes	(623)	(727)	(2,048)	(4,082)
Operating depreciation and amortization expense	19,108	17,848	17,505	14,459
Other items, net	(3,269)	(5,041)	(2,236)	(2,836)
Net cash flow provided by operating activities before interest, coupons on perpetual debentures and income taxes	Ps 25,952	Ps 23,942	Ps 30,222	Ps 27,045

(12)	The table below shows a reconciliation of total debt plus other financial obligations to total debt plus other financial obligations, as adjusted to give effect to the Recent Financing Transactions.

	As of December 31, 2013
	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total
	(Amounts in millions)
Total debt plus other financial obligations	Ps	9,527	21,916	72,736	126,119	230,298
Total debt plus other financial obligations	U.S.$	730	1,679	5,574	9,664	17,647

Effect of the Recent Financing Transactions
December 2009 Euro Notes Redemption	U.S.$	—		(178)		(178)
April 2014 Notes Due 2024	U.S.$	—			995	995
April 2014 Notes Due 2021	U.S.$	—			548	548
Eurobond Repayment	U.S.$	(286)				(286)
April Tender Offer January 2018	U.S.$	—			(476)	(476)
April Tender Offer May Notes 2020	U.S.$	—			(594)	(594)
Private Inducements	U.S.$	—	(268)			(268)

Total debt and other financial obligations, as adjusted to give effect to the Recent Refinancing Transactions	U.S.$	444	1,411	5,396	10,137	17,388
Total debt and other financial obligations, as adjusted to give effect to the Recent Refinancing Transactions	P	s 5,795	18,423	70,417	132,285	226,920

Item 4—Information on the Company

Unless otherwise indicated, references in this annual report to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis.

Business Overview

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of Mexico, with our principal executive offices in Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, 66265, México. Our main phone number is +52 81 8888-8888.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo Leon, Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual general ordinary shareholders’ meeting, this period was extended to the year 2100. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2013 of approximately 94.8 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 54.9 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 159 million tons, in each case based on our annual sales volumes in 2013. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.8 million tons of cement and clinker in 2013. CEMEX, S.A.B. de C.V. is engaged, either directly or indirectly through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world.

We operate globally, with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps496 billion (U.S.$38 billion) as of December 31, 2013, and an equity market capitalization of approximately Ps197,569 million (U.S.$15,081 million) as of April 24, 2014.

As of December 31, 2013, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2013, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray portland cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray portland cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2013
	Assets After Eliminations (in Billions of Mexican Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	77	15	29.3
United States(2)	206	13	17.1
Northern Europe
United Kingdom	29	2	2.4
Germany	13	2	4.9
France	15	—	—
Rest of Northern Europe(3)	18	3	5.1
The Mediterranean
Spain(4)	23	6	9.4
Egypt	7	1	5.4
Rest of Mediterranean(5)	11	3	2.4
South America and the Caribbean (“SAC”)
Colombia	17	2	4.0
Rest of SAC(6)	17	5	8.0
Asia
Philippines	8	2	4.5
Rest of Asia(7)	2	1	1.2
Corporate and Other Operations	53	—	—

Total	496	55	93.7

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.
(2)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 37.8% interest, as of December 31, 2013, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.3 million tons of cement as of December 31, 2013.
(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	Refers primarily to our operations in Croatia, the United Arab Emirates (“UAE”) and Israel.
(6)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

During part of the last 25 years, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following is our only significant acquisition over the last five years:

•	In August 2011, as a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2013 audited consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Investments, Acquisitions and Divestitures—Investments and Acquisitions” for additional information regarding the Ready Mix USA put option right.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations over the last five years:

•	In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Investments, Acquisitions and Divestitures—Investments and Acquisitions” for additional information regarding the CEMEX Latam Offering.

•	On October 12, 2012, CEMEX made the final payment in connection with the acquisition, initiated in April 2012 from third parties, of the 49% non-controlling interest in an indirect holding company of CEMEX Guatemala, CEMEX’s main operating subsidiary in Guatemala, for a total amount including the final payment of approximately U.S.$54 (Ps694 million).

•	On May 17, 2012, Readymix Investments, an indirect subsidiary of CEMEX España, acquired all the shares of Readymix plc (“Readymix”), CEMEX’s main operating subsidiary in the Republic of Ireland. The acquisition price for the 38.8% non-controlling interest in Readymix was approximately €11 million (U.S.$15 or Ps187 million).

•	On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•	On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. (“Holcim”). The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

•	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

Geographic Breakdown of Net Sales for the year ended December 31, 2013

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2013:

For a description of a breakdown of total revenues by geographic markets for each of the years ended December 31, 2011, 2012, and 2013, please see “Item 5—Operating and Financial Review and Prospects.”

Breakdown of Net Sales by Product for the year ended December 31, 2013

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2013:

Our Business Strategy

We seek to continue to improve our overall business by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that, in most cases, vertical integration brings us closer to the end consumer by allowing us to offer comprehensive building solutions. We believe that this strategic focus enables us to grow our existing businesses, particularly in high-growth markets and higher-margin products. In approximately 25 years, we evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies that provides comprehensive building solutions.

We intend to focuse on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of the countries in which we operate (particularly Mexico, the United States, Colombia and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers in the main countries in which we operate. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in Central and South America, the United States, Spain, Italy, Australia and elsewhere, asset swaps or mergers.

Provide our customers with the best value proposition

We aspire to be the supplier of choice for our customers, whether governmental entities, construction firms that operates in the countries in which we operate or individuals building or expanding their family’s first home. We seek a clear understanding of what our customers require to meet their needs and provide them with the most efficient and effective building solutions for their construction project, large or small. We are committed to suiting our customers’ needs by providing them with not only high quality and tailor-made products, but also with reliable and cost-efficient building solutions.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated building solutions provider in many of the countries in which we operate, mostly in infrastructure projects which make extensive use of our cement and concrete products. For example, in Mexico alone, we have paved more than 10,000 kilometers of concrete highways and roads. We have also provided tailor-made solutions for important infrastructure projects in Mexico and abroad, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit, respectively; the Clamecy-Oisy wind farm in Nièvre, France; and, in the United States, the fourth bore of the Caldecott tunnel, which connects Oakland to Orinda, California. We also continue innovating with new products, and launched new global ready-mix brands designed using proprietary admixtures developed by our researchers.

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

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall production related costs for all of our products and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We have implemented several worldwide standard platforms as part of this process and have also started different initiatives, such as a system designed to improve our operating processes worldwide. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to achieve cost efficiencies, and have also reached a strategic agreement with International Business Machines Corporation (“IBM”) expected to improve some of our business processes. We have also transferred key processes, such as procurement and trading, from a centralized model to a regional model and are simplifying and delayering our business to accelerate decision-making and maximize efficiency. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

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

Strengthen our capital structure and regain our financial flexibility

In light of the global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt and cost of debt, improving cash flow generation and extending maturities. As of December 31, 2013, we had reduced total debt plus Perpetual Debentures by approximately U.S.$4.8 billion since June 2009. This ongoing effort has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations and had a final principal payment date of February 14, 2014. On September 17, 2012, we successfully completed the Refinancing Transaction, whereby we refinanced a substantial portion of the remaining outstanding amounts under the 2009 Financing Agreement by entering into (a) the Amendment and Restatement Agreement to the 2009 Financing Agreement and (b) the Facilities Agreement. Upon consummation of the Refinancing Transaction, creditors under the Facilities Agreement received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes, leaving approximately U.S.$525 million aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement. Subsequently, we applied the proceeds of the October 2012 Notes to make a prepayment on the Facilities Agreement, and we applied the proceeds of the CEMEX Latam Offering to make a prepayment on the 2009 Financing Agreement and the Facilities Agreement. In addition, on March 25, 2013, we used approximately U.S.$55 million of the net proceeds from the offering of the March 2013 Notes to repay in full the remaining indebtedness under CEMEX’s 2009 Financing Agreement. As of December 31, 2013, we had repaid the 2009 Financing Agreement in full and had reduced the aggregate principal amount of loans and private placement notes outstanding under the Facilities Agreement to U.S.$4,226 million, all of which matures on February 14, 2017 (subject to our compliance with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement). Maintaining market terms and achieving an appropriate size, tenor and pricing for our overall corporate financing facilities is an ongoing objective of ours. Consistent with this objective, we maintain an ongoing dialogue with our creditors regarding refinancing alternatives for our upcoming maturities.

Asset Divestitures, Asset Swaps or Mergers. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. For the year ended December 31, 2013, we sold assets for approximately U.S.$172 million. We still expect to sell non-core assets, swap certain assets to streamline our operations, or enter into mergers, if we deem it necessary.

Proposed Transactions in Europe. In August 2013, we and Holcim, a global producer of building materials based in Switzerland, reached an agreement in principle, to conduct a series of related transactions by means of which: a) in the Czech Republic, we would acquire all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants; b) in Germany, we would sell to Holcim our assets in the western part of the country, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants, while we would maintain our operations in the north, east and south of the country; and c) in Spain, Holcim would contribute all its operations in the country to CEMEX España Operaciones, S.L. (“CEMEX España Operaciones”), our operating subsidiary in the country, in exchange for approximately 25% of the resulting combined entity’s common stock, reflecting the relative estimated fair value of the net assets to be contributed, while we would hold a 75% equity interest in CEMEX España Operaciones. As part of all the above transactions, we would receive €70 million (U.S.$96 million) in cash, reflecting certain fair value differences between the net assets to be sold, against the contribution to be received and the net assets to be acquired, as well as the sale of certain other assets and the rendering of services during the transition process. As of March 31, 2014, the execution of the transactions are subject to various conditions precedent, including among others, negotiation of final binding agreements and the review and authorization of the European Commission and the Czech Office for the Protection of Competition. On March 12, 2014, the Czech Office for the Protection of Competition issued a decision clearing the acquisition by us of Holcim’s assets in the Czech Republic. The remaining authorizations required from the European Commission are, at this stage, still pending and are expected during the second half of 2014. Nonetheless, we cannot predict if the European Commission may extend its review period or if it would authorize the transactions as proposed by us and Holcim, or if it would require certain modifications thereof. Considering that the consummation of the aforementioned transactions are still subject to the negotiation of final binding agreements and that the required authorizations from the European Commission are out of our and Holcim’s control, and such approval could require changes to the proposed transaction or its withdrawal, as of December 31, 2013, our related net assets in Germany were not treated as assets held for disposal. As of the date of this annual report we cannot determine the impact on this transaction of the proposed merger of Holcim and Lafarge S.A. (“Lafarge”) announced on April 7, 2014.

Global Cost-Reduction and Pricing Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global administrative, selling and distribution expenses. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2013, we reached our target of U.S.$400 million in annualized cost savings through the implementation of this program, which contemplated an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce administrative, selling and distribution expenses, we have reduced our global headcount by approximately 24%, from 56,791 employees as of December 31, 2008 to 43,087 employees as of December 31, 2013. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

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

Furthermore, during 2013, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

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

Optimizing Capital Expenditures. In light of weak demand for our products throughout a considerable part of our markets, we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$468 million during 2011, from approximately U.S.$555 million during 2010 and approximately U.S.$636 million during 2009 (in each case excluding acquisitions and capital leases). These reductions in capital expenditures were in response to weak demand for our products has were implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. During 2013 and 2012, while still optimizing our maintenance and expansion capital expenditures and as a result of a higher demand for our products in certain markets in which we operate, we increased capital expenditures related to maintenance and expansion of our operations to approximately U.S.$606 million and U.S.$609 million, respectively, from approximately U.S.$468 million in 2011. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint ventures investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$350 million (or its equivalent)) until the debt under the Facilities Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards and we may opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions.

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

Lead in Sustainable Construction. We are focused on delivering solutions to the different infrastructure demands of society in a manner designed to improve the future of cities and the environment. We recognize that creating sustainable infrastructure goes beyond building materials, it requires broad collaboration that encompasses all involved parties in the planning, financing, construction, ownership and maintenance of the projects. Moreover, we seek to continually expand the range of applications and sustainability benefits that our products support. For example, during 2013 we continued to expand our already extensive portfolio of sustainable technology offers, developing products that aid in the reduction of clinker factor and waste reduction by improving the recyclability of our products. Our complete portfolio includes products that address solutions to land use, water management, energy and emissions among others.

Also, in Mexico, we have created and launched the Sustainable Cities Initiative, which, in collaboration with third parties, has resulted in a local model to help unlock opportunities for urban authorities to create more sustainable, livable cities. In 2013, the first study was carried out in Merida, Yucatán. We expect that further studies will take place during 2014 in other cities in Mexico such as Querétaro, Torreón and Puebla.

Housing and Infrastructure. We are a leading provider of housing and high-scale infrastructure, as well as a significant contributor to the socioeconomic development of emerging markets throughout the world. During 2013, we completed more than 350 infrastructure projects, representing more than 7 million square meters of pavement for highways, mass transit projects, airport runways and city streets. We have also made significant progress in meeting the need for housing in our markets. In 2013 alone, we contributed to the construction of 7,155 homes in Mexico and Latin America, representing almost 300,000 square meters. This brings the total for the first four years of this initiative to almost 15,000 units.

CEMEX has also partnered with Habitat for Humanity to carry out microfinance pilots in Mexico, Nicaragua, Colombia and the Philippines, and to try and increase the building of affordable and disaster relief housing in the majority of the countries in which both Habitat for Humanity is present and in which we operate. During 2013, in collaboration with the government of Colombia and with the objective of providing affordable housing to low-income people, we started to serve as a general contractor in the Vivienda project, a project which involves the construction of approximately 5,745 homes in six different provinces consisting of houses and apartment buildings as well as public services such as water, sewage and electricity.

Enhance our Carbon Strategy. Climate change poses significant challenges to our society, and we are committed to applying our skills, technologies and determination to contribute to the development of a low-carbon economy. We have been successful in increasing alternative fuel substitution rates to more than 28% in 2013, well on track to meet our ambitious target of 35% substitution rate by 2015. During 2013, six new projects qualified for Certified Emission Reduction (“CER”) credits under the Clean Development Mechanism (“CDM”). Our full CDM portfolio now includes 19 projects officially registered with a total potential to mitigate around 2.44 million tons of CO2 per year. CEMEX also registered another carbon reduction project under the Verified Carbon Standard (“VCS”), the world’s leading voluntary greenhouse gas program. The project consisted of the partial substitution of fossil fuels by biomass fuels such as textiles, organic sludge, wood residues, paper, cardboard and other biomass residues in the kilns at the CEMEX cement plant in Miami, Florida. Together, CEMEX’s two VCS projects have the potential to reduce more than 360 kT of CO2 per year. Our full portfolio, including CDMs and VCS projects has the potential to mitigate approximately 2.8 million tons of CO2 per year.

For the second consecutive year, we have been recognized by the Carbon Disclosure Project as one of the leading companies in Latin America for climate change data disclosure. CEMEX continues to strive its efforts on expanding its renewable energy sources and, in 2013, added two wind projects at its Victorville cement plant in California with a total capacity of 6.2 megawatts of energy. The turbines will produce energy equivalent to powering approximately 550 American homes annually and prevent 4,300 tons of CO2 emissions each year.

Excellence in Environmental and Biodiversity Management. We have a set of global initiatives that include monitoring and controlling air emissions from our facilities; managing land and conserving biodiversity within and around our sites; minimizing disturbances, such as noise, vibration and traffic from the locations in which we operate; optimizing water use; and reducing and recycling waste. In 2013, our overall clinker factor (the ratio of clinker content to total cement production) was reduced by approximately 8% when compared to our baseline year of 1990.

In 2013, we continued our work to develop quarry rehabilitation plans for our active cement and aggregates quarries. We also continued taking action to enhance the biodiversity of our quarries in areas with significant natural value, and started new BAP projects in key quarries located in areas of high biodiversity value. Also during 2013, we continued working with the International Union for Conservation of Nature and implemented the methodology the we jointly developed last year, in order to improve our water management and to better address the water risks facing our business. The methodology was rolled out to all businesses and countries in which CEMEX operates. We also launched our corporate water policy, which defines our global strategy for responsible water management and acts as a framework for the development of local water conservation and efficiency strategies across our operations worldwide.

Strengthen Communities. Bringing together economic, educational and human resources, we are creating innovative solutions to social challenges and more sustainable communities. CEMEX strives to identify the needs and concerns of the communities where we operate and collaborates to address them. By leveraging CEMEX’s strengths and experience, we jointly with communities develop project proposals that are relevant to each community.

Patrimonio Hoy is our flagship community initiative that helps low-income families realize their dream of home ownership. Combining the global presence of CEMEX distribution with the power of microcredit, the program offers families financial and technical assistance in the construction of their homes. With more than 100 offices in Latin America, during 2013, we reached approximately 29,700 new partners, bringing the accumulated total to approximately 426,570. In 2013 we built approximately 270,500 square meters of living space, resulting in an accumulated total of approximately 3.4 million square meters.

In 2013, we added 6 new Productive Centers for Self-Employment in Colombia and 2 in Costa Rica. In Mexico, we expect to reach 100 of such centers by the end of 2014. In 2012, CEMEX also became a founding partner of New Employment Opportunities, an initiative to prepare young people, particularly disadvantaged ones, for entry level jobs in Latin America and the Caribbean. Other founding partners include the Multilateral Investment Fund , the Inter-American Development Bank, the International Youth Foundation, Caterpillar and Microsoft, among others. In 2013, a strategic implementation plan was developed and in December 2013, the MIF Donors Committee authorized the corresponding funding to begin its implementation in during 2014. As a result of its Inclusive Businesses Assisted Self Construction Program (Programa Integral de Autoconstrucción Asistida) and Patrimonio Hoy, CEMEX is part of the United Nations Business Call to Action initiative which aims to accelerate meeting the Millennium Development Goals set by the UN, such as eradicating extreme poverty and hunger, promoting gender equality and empowerment of women, reducing mortality among children, among others.

Partnership with Key Stakeholders. We continuously interact with a wide variety of stakeholders to discuss and address society’s pressing needs. Within our sustainability model, we have defined four core stakeholder groups: our people, our neighbors, our business partners and our world. Beyond this, we actively engage with our sustainability reporting advisory panel. As of December 31, 2013, 97% of our operations had community engagement plans and 67% of our operations had employee volunteering programs. CEMEX is part of the Sustainability Index of the Mexican Stock Exchange and we have been included in the United Nations Global Compact “Global Compact 100” Index. We are the only Mexican-based company in such index and the only amongst our top competitors.

We have also continued to leverage our knowledge and resources and promote our sustainability priorities and vision through strategic global partnerships and memberships with recognized global and local organizations, such as the Clinton Initiative, National Geographic, MIT Concrete Sustainability Hub, The Cement Sustainability Initiative from the World Business Council for Sustainable Development, among many others.

Health and Safety. In 2012, CEMEX began implementing a new Global Health and Safety Management System to bring alignment and structure to health and safety activities while empowering certain leading management within CEMEX to choose solutions that work best locally. We find that leadership driven initiatives are having the greatest impact on our health and safety performance with most countries seeing significant improvement in their key performance indicators. LEGACY, our health and safety leadership training course, is provided on a regular basis for managers at all levels. While no level of fatalities are acceptable, in 2013, the combined number of employee, contractor and third-party fatalities in connection with CEMEX activities increased by 17% compared to 2012. In addition, our employee Lost-Time Injury rate (per million hours worked) decreased to 1.7 in 2013, a 15% reduction compared to 2012. In 2013, the CEMEX Total Recordable Injury Frequency Rate remained the same when compared to 2012, with a rate of 5.9. However, the Sickness Absence Rate for CEMEX decreased from 2.6 to 2.3 in 2013 when compared to 2012.

All of our operations have a Health and Safety Management System implemented. To complement these systems, we continue to promote the CEMEX Health Essentials, which provides managers in all business units with practical and easy-to-use materials on 12 key topics including heart and back health, stress management and nutrition.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2013:

	Mexico		United States	Northern Europe	The Mediterranean	SAC	Asia	Total CEMEX
Total fatalities, employees, contractors and other third parties (#)	10		2	3	—	5	1	21
Fatalities employees (#)	2		1	—	—	—	—	3
Fatality rate employees(1)	0.9		1.1	—	—	—	—	0.5
Lost-Time injuries (LTI), employees (#)	60		67	7	3	33	1	171
Lost-Time injuries (LTI), contractors (#)	45	(2)	1	8	13	21	2	90
Lost-Time injury (LTI) frequency rate, employees per million hours worked	2.5		3.3	0.3	0.4	2.2	0.3	1.7

(1)	Incidents per 10,000 people in a year.
(2)	Includes a contractor from our global headquarters in Mexico.

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

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2013, 53 of our 55 operative production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are located in Nicaragua and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

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

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties. For the year ended December 31, 2013, approximately 14% of our total raw material needs were supplied by third-parties.

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

Our reserve estimates are prepared by CEMEX’s engineers and geologists and are subject to annual review by our corporate staff jointly with the regional technical managers associated to our business units. On specific circumstances we have used the services of third-party geologists and/or engineers to validate our own estimates. Over the three-year period ended December 31, 2013, we have employed third-parties to review (i) our cement raw materials reserves estimates in Mexico, Colombia, Nicaragua, Costa Rica, the United Kingdom, Germany, Latvia and Spain, and (ii) our aggregates reserves estimates in France, Poland, Austria, the Czech Republic, Hungary, the United Kingdom, Germany, Ireland and Mexico.

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

During 2013, our total quarry material production was approximately 192 million tons, of which approximately 55% was used for own consumption to produce cement, ready-mix concrete, and/or other products which are later sold to the public and the remaining 45% was directly sold to customers.

Our estimates distinguish between owned and leased reserves, the later determined over the term of the lease contract, and include only those permitted reserves which are proven and probable. As of December 31, 2013, the total surface of property in our quarries operations (including cement raw materials quarries and aggregates quarries), was approximately 111,620 hectares, of which approximately 72% was owned by us and approximately 38% was managed through lease contracts.

As of December 31, 2013, we operated 167 cement raw materials quarries across our global operations, serving our facilities dedicated to cement production, which are located at or near the cement plant facilities. We estimate that our proven and probable cement raw material reserves, on a consolidated basis, have an average remaining life of approximately 74 years, assuming 2009-2013 average annual cement production (last five years average production).

The table set forth below presents our total permitted proven and probable cement raw materials reserves by geographic segment and material type extracted or produced in our cement raw materials quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2013 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico(1)	Limestone	18	8,920	24	1,233	491	1,725	83	20.7	20.8	100%
	Clay	16	8,445	—	139	156	295	77	3.4	3.9	100%
	Others	15	1,247	150	8	23	31	99	0.3	0.3	100%

United States(2)	Limestone	13	17,577	—	856	223	1,078	90	12.8	12.0	100%
	Clay	2	132	7	23	—	23	65	0.4	0.4	100%

Northern Europe
United Kingdom	Limestone	3	681	107	135	43	178	82	1.9	2.2	100%
	Clay	2	98	—	16	19	35	58	0.5	0.6	100%
Germany	Limestone	3	597	49	31	120	151	39	3.6	3.9	89%
Rest of Northern Europe	Limestone	3	740	—	89	45	134	29	4.1	4.6	95%
	Clay	1	70	—	11	2	13	37	0.3	0.4	100%

The Mediterranean
Spain	Limestone	11	606	117	272	131	403	59	3.1	6.8	100%
	Clay	6	64	72	16	5	21	36	0.4	0.6	27%
	Others	2	102	9	1	14	15	69	0.0	0.2	100%
Egypt	Limestone	2	—	154	282	—	282	49	6.0	5.8	100%
	Clay	4	—	583	114	—	114	72	1.6	1.6	100%
	Others	5	—	296	27	—	27	197	0.1	0.1	100%
Rest of the Mediterranean	Limestone	2	192	23	20	—	20	9	2.0	2.2	100%

SAC
Colombia	Limestone	13	3,025	1,751	102	491	593	145	4.0	4.1	100%
	Clay	2	183	—	2	—	2	9	0.2	0.2	100%
Rest of SAC	Limestone	21	990	186	223	549	771	127	5.9	6.1	95%
	Clay	8	540	60	46	47	93	136	0.6	0.7	100%
	Others	2	27	1,543	16	50	66	394	0.2	0.2	87%

Asia
Philippines	Limestone	4	129	47	93	31	124	84	4.9	1.5	100%
	Clay	3	37	—	1	3	4	13	0.3	0.3	100%
	Others	5	69	15	6	4	11	13	0.8	0.9	66%
Rest of Asia	Limestone	1	—	—	5	8	13	12	1.1	1.1	10%

CEMEX Consolidated	Limestone	94	33,458	2,458	3,341	2,132	5,473	74	70.1	74.0
	Clay	44	9,568	722	366	231	598	71	7.6	8.4
	Others	29	1,445	2,013	59	92	119	70	1.4	1.7

	Totals	167	44,470	5,194	3,766	2,455	6,190	74	79.1	84.1

(1)	Our cement raw materials operations in Mexico include three limestone quarries that also produce hard rock aggregates.
(2)	Our cement raw materials operations in the U.S. include one limestone quarry that also produces hard rock aggregates.

As of December 31, 2013, we operated 460 aggregates quarries across our global operations dedicated to serving our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 38 years, assuming 2009-2013 average production (last five years average aggregates production).

The table set forth below, present our total permitted proven and probable aggregates reserves by geographic segment and material type extracted or produced in our aggregates quarries operations.

Location	Mineral	Number of quarries	Property Surface (hectares)		Reserves (Million tons)			Years to depletion	2011 Annualized Production	5 years aver. Annualized Production	Own Use
			Owned	Leased	Proven	Probable	Total
Mexico	Hardrock	6	881	54	179	210	389	101	4.2	3.8	100%
	Others	7	128	209	15	82	96	23	4.5	4.2	92%

United States	Hardrock	27	15,208	5,493	357	372	729	42	20.4	17.4	23%
	Sand & Gravel	90	8,036	9,727	460	132	592	53	9.5	11.1	42%
	Others	3	113	214	8	7	15	89	0.2	0.2	0%

Northern Europe
United Kingdom	Hardrock	9	330	756	397	—	397	68	5.8	5.8	50%
	Sand & Gravel	84	3,915	2,441	67	156	223	39	5.7	5.7	50%
	Others	16	350	304	120	—	120	31	3.8	3.8	47%
Germany	Hardrock	3	87	56	13	21	34	26	1.0	1.3	0%
	Sand & Gravel	38	1,991	1,014	98	116	214	20	10.4	10.6	0%
	Others	6	30	645	102	11	113	23	5.3	5.0	0%
France	Hardrock	9	120	342	118	—	118	31	3.5	3.7	0%
	Sand & Gravel	32	968	1,031	152	46	198	28	7.5	7.0	0%
Rest of Northern Europe	Hardrock	16	321	701	184	7	191	67	2.5	2.9	10%
	Sand & Gravel	39	1,571	849	160	137	297	26	10.7	11.4	24%
	Others	19	389	139	53	24	77	23	2.6	3.3	8%

The Mediterranean
Spain	Hardrock	21	543	231	258	236	494	137	1.0	3.6	70%
	Sand & Gravel	5	504	162	55	1	55	28	0.6	2.0	38%
	Others	1	—	48	1	2	3	61	—	0.1	0%
Egypt	Others	2	—	2	0	1	2	4	0.4	0.4	38%
Rest of the Mediterranean	Hardrock	7	27	296	77	38	115	11	12.2	10.5	51%
	Sand & Gravel	1	—	29	1	—	1	5	0.3	0.2	35%

SAC
Colombia	Sand & Gravel	6	613	19	32	—	32	5	1.5	7.2	71%
Rest of SAC	Hardrock	1	150	—	15	3	18	60	0.3	0.3	0%
	Others	10	53	849	20	188	207	93	1.3	2.2	70%

Asia
Rest of Asia	Hardrock	2	—	69	58	27	84	60	1.4	1.4	27%

CEMEX Consolidated	Hardrock	101	17,667	7,997	1,656	915	2,570	51	52.4	50.8
	Sand & Gravel	295	17,597	15,272	1,025	589	1,614	29	46.2	55.2
	Others	64	1,063	2,409	319	315	634	33	18.1	19.2

	Totals	460	36,327	25,678	3,000	1,818	4,818	38	116.7	125.2

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

Our Corporate Structure

We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2013. The chart also shows, for each company, our approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only some of our major holding companies and/or major operating companies in the main countries in which we operate and does not include all our intermediary holding companies and all our operating company subsidiaries.

Our Corporate Structure as of December 31, 2013

Cemex, S.A.B. DE C.V. (Mexico)
Cemex México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Cemex Operaciones México, S.A. de C.V. (Mexico) 100% (2)
CxNetworks N.V. (Netherlands) 100% (19)
New Sunward Holding B.V. (Netherlands) 100% (3)(4)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100%
CEMEX UK (United Kingdom) 100% (7)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
CEMEX Corp. (United States) 100%
RMC Holdings B.V. (Netherlands) 100% (18)
CEMEX Investments Limited (United Kingdom) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX, Inc. (United States) 100%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Materials LLC. (United States) 100%
Readymix Limited (Ireland) 100%
CEMEX Polska sp. Z.o.o (Poland) 100%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX Latam Holdings, S.A. (Spain) 73.35% (16)
CEMEX Deutschland AG (Germany) 100%
CEMEX SIA (Latvia) 100%
CEMEX España Operaciones, S.L.U. (Spain) 100%
Cimento Vencemos Do Amazonas, Ltda. (Brazil) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (13)
CEMEX Austria AG (Austria) 100%
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100%
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Cemento Bayano, S.A. (Panama) 99.5%
GUATEMALA (Guatemala) 100% (17)
CEMEX Hungária Kft (Hungary) 100%
Readymix Argentina, S.A. (Argentina) 100%
Solid Cement Corp. (Philippines) 100% (9)
CEMEX El Salvador, S.A. (El Salvador) 100%
Akmenes Cementas AB (Lithuania) 38% (14)
APO Cement Corporation (Philippines) 100% (10)
CEMEX Colombia, S.A. (Colombia) 99.7% (20)
CEMEX Jamaica (Jamaica) 100%
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (10)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX AS (Norway) 100% (8)
Cemex Tianjin (China) 99% (15)
UAE (United Arab Emirates) 49% (11)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (12)

(1)	Includes approximate 99.87% interest pledged as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral. On December 1, 2013, Mexcement Holdings, S.A. de C.V. and Corporación Gouda, S.A. de C.V. were merged into and absorbed by Centro Distribuidor de Cemento, S.A. de C.V. On December 3, 2013, Centro Distribuidor de Cemento, S.A. de C.V. changed its legal name to CEMEX Operaciones México.

(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and CEMEX Operaciones México indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interest and shares held in CEMEX España’s treasury.
(6)	Includes approximate 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France Gestion (S.A.S.)’s (“CEMEX France”) 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operational company and also the holding company for operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Latam’s 2% indirect interest.
(13)	On December 4, 2009, Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d.
(14)	Represents our 37.84% in ordinary shares and our 11.76% in preferred shares.
(15)	Represents CEMEX Asia Holdings’ 99% economic interest in CEMEX Tianjin. CEMEX Asia Holdings’sale of its 99% economic interest in CEMEX Tianjin is pending certain government approvals. On December 17, 2013, CEMEX Asia Holdings completed the sale of its 100% interest in CEMEX Qingdao.
(16)	Represents outstanding shares of CEMEX Latam’s capital stock and excludes treasury stock.
(17)	Represents CEMEX Latam’s economic interest in five Guatemala companies: CEMEX Guatemala, S.A., Global Concrete, S.A., Gestion Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.
(18)	Includes CEMEX France’s 94.75% interest and CEMEX Investments Limited’s 5.25% interest.
(19)	CxNetworks N.V. is the holding company of the global business and IT consulting entities.
(20)	Represents our 99.75% and 99.74% interest in ordinary and preferred shares, respectively.

Mexico

Overview. Our operations in Mexico represented approximately 20% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our business in Mexico represented approximately 30% of our total installed cement capacity and approximately 15% of our total assets.

As of December 31, 2013, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México is a direct subsidiary of CEMEX, S.A.B. de C.V. and is currently both a holding company for some of our operating companies in Mexico and is involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

In September 2006, we announced a plan to construct a new kiln at our Tepeaca cement plant in Puebla, Mexico. The current production capacity of the Tepeaca cement plant is approximately 3.1 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Tepeaca cement plant to approximately 7.2 million tons of cement per year, is expected to be completed in 2018. We anticipate spending a total of approximately U.S.$581 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$459 million incurred through the end of 2013. We did not make any capital expenditures for the construction of the new kiln in 2013. We expect to spend approximately U.S.$122 million to start operations.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2013, approximately 703 independent concessionaries with more than 1,827 stores were integrated into the Construrama program, with nationwide coverage.

Industry. The National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), or INEGI, indicated that, as of September 30, 2013, total construction investment in Mexico decreased by approximately 5.0% (based on constant prices, non-seasonally adjusted). The negative performance has been attributed to a decline in all segments. Residential and non-residential sectors both declined 5.0%. Public construction investment declined 9.8% while the private segment decreased 3.1%. INEGI has not yet published construction data for the whole year.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2013 accounted for approximately 65% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 35% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anáhuac,” “Campana,” “Gallo” and “Centenario.” We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, for over more than the past 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos de Chihuahua, S.A.B. de C.V., or Cementos Chihuahua, a Mexican operator, whose holding company is 49% owned by us; and Lafarge Cementos, a subsidiary of Lafarge. During 2013, a new cement producer, Elementia (Cementos Fortaleza), entered the market. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

Potential entrants into the Mexican cement market face various impediments to entry, including, among other things, the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market; the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement; the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts; the strong brand recognition and the wide variety of special products with enhanced properties; the extensive capital expenditure requirements; and the length of time required for construction of new plants, which is approximately two years.

Our Operating Network in Mexico

During 2013, we operated 13 out of our total of 15 cement plants (two were temporarily shut down given market conditions) and 85 cement distribution centers (including 7 marine terminals) located throughout Mexico. We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low transportation costs to export to the United States, the Caribbean, and Central and South America.

Products and Distribution Channels

Cement. Our cement operations represented approximately 52% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2013. Our domestic cement sales volume represented approximately 93% of our total cement sales volume in Mexico for 2013. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The five most important distributors in the aggregate accounted for approximately 11% of our total cement sales in Mexico by volume in 2013.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 24% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2013. Our ready-mix concrete operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 5% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2013.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 7% of our total cement sales volume in Mexico for 2013. In 2013, approximately 17% of our cement and clinker exports from Mexico were to the United States, 19% to Central America and the Caribbean and 64% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize pet coke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into four 20-year contracts with PEMEX pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of pet coke per year, including TEG coke consumption, through 2024. Pet coke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX pet coke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 15% of the total fuel consumption for our operations in Mexico in 2013.

In 1999, we reached an agreement with TEG for the financing, construction and operation of a 230 megawatt energy plant in Tamuín, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA, S.A., or ACCIONA, formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named “EURUS.” ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Commercial Commitments.”

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2013, we had 15 wholly-owned cement plants located throughout Mexico, with a total potential capacity of 29.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 83 and 77 years, respectively, assuming 2009-2013 average annual cement production levels. As of December 31, 2013, all our production plants in Mexico utilized the dry process.

As of December 31, 2013, we had a network of 78 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 286 (77 are idle due to market conditions) ready-mix concrete plants throughout 80 cities in Mexico, more than 2,320 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico. In addition, in 2013, we closed approximately 6% of our production capacity in our ready-mix plants throughout Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$89 million in 2011, U.S.$98 million in 2012 and U.S.$86 million in 2013 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$79 million in our operations in Mexico during 2014.

United States

Overview. Our operations in the United States represented approximately 20% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our business in the United States represented approximately 18% of our total installed cement capacity and approximately 42% of our total assets. As of December 31, 2013, we held 100% of CEMEX, Inc., the main holding company of our operating subsidiaries in the United States.

As of December 31, 2013, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2013, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 46 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2013, we had 381 ready-mix concrete plants located in the Alabama, Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, Tennessee, Texas and Washington and aggregates facilities in Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, South Carolina, Texas, Virginia and Washington.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2013 audited consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Investments, Acquisitions and Divestitures—Investments and Acquisitions” for additional information regarding the Ready Mix USA put option right.

On May 30, 2013, we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 metric tons to nearly 900,000 metric tons per year in order to keep pace with rapidly growing demand in the West Texas market led mainly by the oil and gas industry. By leveraging existing assets and producing value-added products, we expect to achieve strong returns on our investment. The demand for specialty cement products used in well construction is growing as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed. The expansion will utilize state of the art production technology resulting in higher fuel efficiency and improved productivity. The expansion will also include an improved higher capacity load out system, allowing for a more efficient truck loading process to accommodate the region’s growing demand for cement.

On September 9, 2013, we and Concrete Supply Company, a leading producer of ready-mix concrete throughout the Carolinas, announced we have entered into an agreement to form a joint venture company. The joint venture company will be known as Concrete Supply Co., LLC and will be majority owned by Concrete Supply Holdings Co, who will act as the managing member. This joint venture will be a leading concrete supplier in North and South Carolina and will create a regionally focused company with strong local management able to service every facet of the market.

With the acquisition of Mineral Resource Technologies, Inc. in August 2003, we became an important player in the fly ash market. Fly ash is a mineral residue resulting from the combustion of powdered coal in electric generating plants. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the six largest fly ash companies in the United States, providing fly ash to customers in 24 states.

Industry. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors: the residential, the industrial and commercial, and the public sectors. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, the public sector demand is more stable and also has helped to soften the decline in global demand during periodic economic recessions.

The construction industry is continuing to recover from the recession experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this recession due to the collapse of the housing sector. The massive job losses during the recession pushed home foreclosures to record levels, which resulted in excess inventories and a decline of over 30% in home prices. As a result, new construction plummeted, with housing starts declining 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2006 to 2010. In addition, the massive losses in the financial sector led to government bailouts and financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. These actions, together with unprecedented fiscal stimulus and expansionary monetary policies, helped pull the economy out of the recession in the second half of 2009. The economic recovery has proceeded at a relatively moderate pace, with real GDP growth of 2.5% in 2010, 1.8% in 2011, 2.8% in 2012 and an estimated 2.2% in 2013. With the economy growing again, the construction sector stabilized in 2010 and joined the economy-wide recovery in 2011. Compared with the prior year, the total nominal construction spending for 2013 increased by 5%, with the residential sector up 18%, the industrial and commercial sector up 9% and the public sector down 5%. The residential sector is leading the construction sector recovery with positive fundamentals in place.

Despite the mid-year increase in interest rates of about 100 basis points and rising home prices in 2013, housing affordability remains at a high level from a historical perspective. In addition, substantial pent-up demand exits and housing inventories have declined to below normal levels in most markets. Housing starts increased 28% in 2012 and 18% in 2013 which brought total housing starts to 925,000 units, well above the 2009 trough of 554,000 units but well below the historical steady state level which we estimate at 1.6 million units. Cement demand has increased for the third consecutive year with cement demand up 4.5% in 2013 after annual increases of 8.8% in 2012 and 2.7% in 2011.

Competition. The cement industry in the United States is highly competitive, including national and regional cement producers in the United States. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 5,500 ready-mix concrete plants that produce ready-mix concrete in the United States and about 55,000 ready-mix concrete mixer trucks that deliver the concrete to the point of placement. The NRMCA estimates that the value of ready-mix concrete produced by the industry is approximately U.S.$30 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. Geological Survey (USGS) estimates over 2.1 billion tons of aggregates were produced in 2013, an increase of about 6% over 2012. Crushed stone accounted for 59% of aggregates consumed and sand & gravel 40%, slag was about 1%. These products are produced in all 50 states and have a value of U.S.$19 billion. The U.S. aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represent approximately 50% of all production. According to the USGS, during 2013, an estimated 4,000 companies operated approximately 6,500 sand and gravel sites and 1,550 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2013.

Products and Distribution Channels

Cement. Our cement operations represented approximately 29% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2013. We deliver a substantial portion of cement by rail, which occasionally those go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 35% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2013. Our ready-mix concrete operations in the United States purchase most of their cement aggregates requirements from our cement operations in the United States and roughly two-thirds of their aggregates requirements from our aggregates operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 16% of net sales for our operations in the United States before eliminations resulting from consolidation in 2013. We estimate that, as of December 31, 2013, the crushed stone quarries and sand/gravel pits permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 42 and 53 years, respectively, assuming 2009-2013 average annual cement production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 31% of our total production costs of our cement operations in the United States in 2013. We are currently implementing a program to gradually replace coal with more economic fuels, such as pet coke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2013, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2013 represented approximately 13% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2013, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.1 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2013, the limestone permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 90 years, assuming 2009-2013 average annual cement production levels. As of that date, we operated a distribution network of 46 cement terminals. All of our 13 cement production facilities in 2012 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2013, we had 381 wholly-owned ready-mix concrete plants and operated 77 aggregates quarries. As of December 31, 2013, we distributed fly ash through 15 terminals and 7 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 122 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 70% of our ready-mix plants, 54% of our block manufacturing plants and 83% of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since

March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport facility in 2011 for U.S.$30 million and a portion in 2012 for U.S.$4.2 million

Capital Expenditures. We made capital expenditures of approximately U.S.$66 million in 2011, U.S.$149 million in 2012 and U.S.$160 million in 2013 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$211 million in our operations in the United States during 2014.

Northern Europe

For the year ended December 31, 2013, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 26% of our net sales before eliminations resulting from consolidation. As of December 31, 2013, our business in Northern Europe represented approximately 13% of our total installed capacity and approximately 15% of our total assets.

Our Operations in the United Kingdom

Overview. Our operations in the United Kingdom represented approximately 7% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 6% of our total assets, for the year ended December 31, 2013.

As of December 31, 2013, we held 100% of CEMEX Investments Limited, the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom’s Construction Products Association, in 2013, the GDP of the United Kingdom was estimated to have grown by 1.4% compared to 0.1% growth in 2012. Total construction output is estimated to have increased by 1% in 2013, as compared to a 7.5% decrease in 2012 over the preceding year. Both private and public sector housing sectors are estimated to have grown by 9% and 4% respectively in 2013, with the housing market stimulated by the governments Help to Buy scheme. Public sector non-housing construction output fell 7.6% in 2013, impacted by continued public sector spending cuts, and the industrial sector also fell by 7.3%. However in 2013 the commercial sector grew by 2.7%, with recovery now underway in offices and retail, and the infrastructure sector also grew by 1.4% driven by roads, rail and energy. As of the date of this annual report, the official data corresponding to 2013 has not been released by the Mineral Products Association, but we estimate that domestic cement demand expanded by approximately 6.8% in 2013 compared to 2012.

Competition. Our primary competitors in the United Kingdom are Lafarge Tarmac (a joint venture formed in early 2013), Heidelberg, Aggregate Industries (a subsidiary of Holcim) and Hope Construction Materials, a new integrated player owned by Mittal Investments and formed from enforced divestments by Lafarge and Tarmac when they created Lafarge Tarmac. In addition more than 1 million tons per acre of cement are imported to the UK by various players including CRH, Holcim, and other independents, with material increasingly arriving from over-capacity markets including Ireland, Spain and Greece. A market investigation commenced by the United Kingdom Competition Commission (the “UK Commission”) in January 2012 and concluded in January 2014 issued remedies to address a combination of structural and conduct features that gave rise to an adverse effect on competition in the United Kingdom cement markets and an adverse effect on competition as a result of contracts involving certain major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag, these remedies include divestitures by certain competitors of ours in the United Kingdom.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. Our cement operations represented approximately 16% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation for the year ended December 31, 2013. About 82% of our United Kingdom cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2013, our operations in the United Kingdom imported approximately 169 metric tons of clinker, of which 110 metric tons were from CRH plc in Ireland and 59kT were from Titan in Greece.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2013. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 15% of our 2013 United Kingdom sales volume. Our ready-mix concrete operations in the United Kingdom in 2013 purchased approximately 82% of their cement requirements from our cement operations in the United Kingdom and approximately 83% of their aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 23% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2013. In 2013, our United Kingdom aggregates sales were divided as follows: 51% were sand and gravel, 40% limestone and 9% hard stone. In 2013, 15% of our aggregates volumes were obtained from marine sources along the United Kingdom coast. In 2013, approximately 46% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2013, fixed production costs increased by 7%. Variable costs increased by 1%, primarily as a result of imported clinker and rising electricity costs. We continued to implement our cost reduction programs and increased the use of alternative fuels by 6% in 2013.

Ready-Mix Concrete. In 2013, fixed production costs increased by 3%, as compared to fixed production costs in 2012. During 2013, 11 ready-mix plants were closed as part of our capacity management measures.

Aggregates. In 2013, fixed production costs increased by 5%, as compared to fixed production costs 2012. 2 aggregates sites were closed in 2013.

Description of Properties, Plants and Equipment. As of December 31, 2013, we operated 2 cement plants and 1 clinker grinding facility in the United Kingdom (excluding Barrington, which was idled in November 2008 and is now permanently closed and dismantled). Assets in operation at year-end 2013 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 82 and 58 years, respectively, assuming 2009-2013 average annual cement production levels. As of December 31, 2013, we also owned 4 cement import terminals and operated 195 ready-mix concrete plants and 53 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

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

Capital Expenditures. We made capital expenditures of approximately U.S.$47 million in 2011, U.S.$43 million in 2012 and U.S.$44 million in 2013 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$34 million in our operations in the United Kingdom during 2014.

Our Operations in Germany

Overview. As of December 31, 2013, we held 100% of CEMEX Deutschland AG, our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete and aggregates. Our operations in Germany represented approximately 7% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation.

Industry. According to Euroconstruct, total construction output in Germany was stagnant in 2013, compared to 2012. Construction in the residential sector increased by 3% during 2013. According to the German Cement Association, in 2013, the national cement consumption in Germany decreased by 1% to 26.5 million tons, while the ready-mix concrete market and the aggregates market each decreased by 1%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 80%, as estimated by us for 2013. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete markets and aggregates market is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2013, we operated 2 cement plants in Germany. As of December 31, 2013, our installed cement capacity in Germany was 4.9 million tons per year. We estimate that, as of December 31, 2013, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life up to 139 years, assuming 2009-2013 average annual cement production levels. As of that date, our operations in Germany included 3 cement grinding mills, 158 ready-mix concrete plants, 41 aggregates quarries, 2 land distribution centers for cement and 2 maritime terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$26 million in 2011, U.S.$35 million in 2012 and U.S.$37 million in 2013 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$29 million in our operations in Germany during 2014.

Our Operations in France

Overview. As of December 31, 2013, we held 100% of CEMEX France, our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative. Our operations in France represented approximately 6% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation.

Industry. According to the Ministry of Ecology, Sustainable Development and Energy, housing starts in the residential sector decreased by 5.7% in 2013 compared to 2012. According to market consensus data, buildings starts in 2013 compared to 2012 decreased by approximately 3.4% and demand from the public works sector decreased by approximately 1.9% over the same period.

According to the French cement producers association, total cement consumption in France in 2013 reached approximately 19.2 million tons, a 3.8% decrease compared to 2012. The decrease was primarily driven by 2.6% decrease in demand in the construction, residential and non-residential sectors, and a lower proportion from the public works sector.

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

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2013, we operated 241 ready-mix concrete plants in France, 1 maritime cement terminal located in Le Havre, on the northern coast of France, 18 land distribution centers, 43 quarries and 11 river ports.

Capital Expenditures. We made capital expenditures of approximately U.S.$22 million in 2011, U.S.$21 million in 2012 and U.S.$28 million in 2013 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$20 million in our operations in France during 2014.

Rest of Northern Europe

Our operations in the Rest of Northern Europe, which as of December 31, 2013 consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 37.8% non-controlling interest in a Lithuanian company. These operations represented approximately 6% of our 2013 net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 3% of our total assets in 2013.

Our Operations in the Republic of Ireland

Overview. As of December 31, 2013, we held 100% of Readymix Ltd., our main operating subsidiary in the Republic of Ireland. On May 17, 2012, we acquired the 38.8% interest in Readymix plc that had not been owned by us for approximately €11 million. Our operations in the Republic of Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete blocks. As of December 31, 2013, we operated 14 ready-mix concrete plants, 14 aggregates quarries and 8 block plants located in the Republic of Ireland and Northern Ireland. In December 2012, the company sold its operations on the Isle of Man and signed an agreement to sell its operations in Northern Ireland. CEMEX concluded the sale of the business unit in Northern Ireland in May 2013.

Industry. According to Euroconstruct, total construction output in the Republic of Ireland is estimated to have decreased by 3.5% in 2013, reflecting the continued contraction in the housing sector. We estimate that total cement consumption in the Republic of Ireland and Northern Ireland reached 1.5 million tons in 2013, a decrease of 7.5% compared to total cement consumption in 2012.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in the Republic of Ireland are CRH plc and the Kilsaran Group.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million for each of the three years ended December 31, 2011, 2012 and 2013 in our operations in the Republic of Ireland. We currently expect to make capital expenditures of approximately U.S.$0.5 million in our operations in the Republic of Ireland during 2014.

Our Operations in Poland

Overview. As of December 31, 2013, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2013, we operated 2 cement plants and 1 grinding mill in Poland, with a total installed cement capacity of 3.1 million tons per year. As of December 31, 2013, we also operated 38 ready-mix concrete plants, 9 aggregates quarries, 7 land distribution centers and 2 maritime terminals in Poland.

Industry. In addition, according to our estimates, total cement consumption in Poland reached approximately 14.8 million tons in 2013, a decrease of 8.5% compared to 2012.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$21 million in 2011, U.S.$31 million in 2012 and U.S.$12 million in 2013 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$16 million in our operations in Poland during 2014.

Our Operations in the Czech Republic

Overview. As of December 31, 2013, we held 100% of CEMEX Czech Republic, s.r.o., our main subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2013, we operated 59 ready-mix concrete plants, 6 gravel pits and 7 aggregates quarries in the Czech Republic. As of that date, we also operated 1 cement grinding mill and 1 cement terminal in the Czech Republic.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 8% in 2013. The decrease was primarily driven by a continued slowdown in civil engineering works, low demand for housing and the negative impact of government saving measures on non-residential buildings. According to the Czech Cement Association, total cement production in the Czech Republic reached 3.2 million tons in 2013, a decrease of 6.5% compared to 2012.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$4.3 million in 2011, U.S.$3.4 million in 2012 and U.S.$3.8 million in 2013 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$2.3 million in our operations in the Czech Republic during 2014.

Our Operations in Latvia

Overview. As of December 31, 2013, we held 100% of CEMEX SIA, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix concrete producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in the Baltics. As of December 31, 2013, we operated 1 cement plant in Latvia with an installed cement capacity of 1.6 million tons per year. As of that date, we also operated 6 ready-mix concrete plants in Latvia and 1 aggregates quarry.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. Our total capital expenditure in the capacity expansion of this plant was approximately U.S.$409 million through 2013. The project was completed and fully capitalized in 2013.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$8 million in 2011, U.S.$9 million in 2012 and U.S.$8 million in 2013 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$3.7 million in our operations in Latvia during 2014.

Our Equity Investment in Lithuania

Overview. As of December 31, 2013, we owned an approximate 37.8% interest in Akmenes Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.3 million tons.

Our Operations in Austria

Overview. As of December 31, 2013, we held 100% of CEMEX Austria AG, our main subsidiary in Austria. We are a leading participant in the ready-mix concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2013, we owned 31 operating ready-mix concrete plants and operated 8 additional plants through joint ventures and special purpose entities. We also owned 24 aggregates quarries, including 4 quarries which are currently operated by third parties, and had non-controlling interests in 4 quarries.

Industry. According to Euroconstruct, total construction output in Austria increased by 0.5% in 2013. This increase was primarily driven by higher spending on residential construction projects. Total cement consumption in Austria in 2013 remained at the same level compared to 2012.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2011, U.S.$4 million in 2012 and U.S.$5 million in 2013 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$4.5 million in our operations in Austria during 2014.

Our Operations in Hungary

Overview. As of December 31, 2013, we held 100% of CEMEX Hungária Kft., our main operating subsidiary in Hungary. As of December 31, 2013, we owned 34 ready-mix concrete plants and 5 aggregates quarries, and we had non-controlling interests in 6 other ready-mix concrete plants and 1 other aggregates quarry.

Industry. According to the Hungarian Central Statistical Office, total construction output in Hungary increased by 9.6% in 2013 compared to 2012. The increase was primarily driven by construction in the industrial sector, as residential construction continued to decrease.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Heidelberg, Holcim, Frissbeton (Strabag) and Lasselsberger.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, U.S.$1 million in 2012 and U.S.$1.5 million in 2013 in our operations in Hungary. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Hungary during 2014.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2013, we operated ten marine cement terminals in Finland, Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.2 million in 2011, U.S.$0.2 million in 2012 and U.S.$0.3 million in 2013 in our operations in Other Northern European countries. We currently do not expect to make any significant capital expenditures in our operations in Other Northern European countries during 2014.

The Mediterranean

For the year ended December 31, 2013, our business in the Mediterranean, which includes our operations in the Spain, Egypt and our Rest of the Mediterranean segment, as described below, represented approximately 10% of our net sales before eliminations resulting from consolidation. As of December 31, 2013, our business in the Mediterranean represented approximately 20% of our total installed capacity and approximately 8% of our total assets.

Our Operations in Spain

Overview. Our operations in Spain represented approximately 2% of our net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 5% of our total assets, for the year ended December 31, 2013.

As of December 31, 2013, we held 99.88% of CEMEX España (including shares held in treasury), a holding company for most of our international operations.

On October 1, 2012, CEMEX España agreed to spin-off its Spanish industrial operations in favor of CEMEX España Operaciones, a subsidiary in which CEMEX España holds 100% of the share capital. In December 2012, the merger of CEMEX España Operaciones and Aricemex, S.A. and Hormicemex, S.A. was completed and, as a result, our manufacturing and sales of cement, aggregates, concrete and mortar were consolidated in CEMEX España Operaciones, which became our Spanish operating subsidiary.

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain. The first phase, which included the construction of a cement mill with production capacity of nearly one million tons of cement per year, was completed in the fourth quarter of 2007. Execution of the second phase, which included the construction of a new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, was delayed due to market conditions. In line with CEMEX España Operaciones’ strategic plan, “Plan Horizonte,” we decided to relinquish the administrative concession granted for the construction of the cement mill and dry mortar production plant. In June 2013, the Cartagena Port Authority approved the resignation, and we decided to dismantle the installation and relocate it to another country.

In furtherance of our assets optimization plan, in June 2013, we formalized an agreement to sell our cement plant in San Feliú of Llobregat (Barcelona) to Cements Molins, S.A. The transaction has been approved by the Spanish Competition Authorities.

In February 2007, we announced that Cementos Andorra S.A., at the time a joint venture between us and Spanish investors (the Burgos family), intended to build a new cement production facility in Teruel, Spain. Due to the current market conditions in Spain, we are in the process of analyzing whether to relocate the installation to other markets where we have operations. During 2013, CEMEX España Operaciones acquired up to the 100% interest in Cementos Andorra, S.A.

Industry. According to our latest estimates, in 2013, investment in the construction sector in Spain decreased by approximately 10.5% compared to 2012, primarily as a result of the drop in investment in the non-residential construction sector (both public and private), which decreased approximately 12% during this period. Investment in the residential construction sector decreased approximately 8.5% in 2013. According to the latest estimates from the Asociación de Fabricantes de Cemento de España (OFICEMEN), the Spanish cement trade organization, cement consumption in Spain decreased 19.2% in 2013 compared to 2012.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 39% in 2008, 58% in 2009, 10% in 2010, 29% in 2011, 18% in 2012 and 18% in 2013. Clinker imports have been significant, with a decrease of 46.0% in 2008, but experienced a sharp decline of 61% in 2009, 49% in 2010, 47% in 2011, 75% in 2012 and 18% in 2013. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In the early 1980’s, Spain was one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2013, cement exports amounted approximately 7 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin, as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes decreased 3% in 2007, and increased 114% in 2008, 22% in 2009, 37% in 2010 and 2% in 2011, 56% in 2012 and 12% in 2013.

Competition. According to our estimates, as of December 31, 2013, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of our business strategy in Spain.

Our Operating Network in Spain

Products and Distribution Channels

Cement. Our cement operations represented approximately 71% of net sales for our operations in Spain before eliminations resulting from consolidation in 2013. We offer various types of cement in Spain, targeting specific products to specific markets and users. In 2013, approximately 20% of CEMEX España Operaciones’ domestic sales volume consisted of bagged cement, and the remainder of CEMEX España Operaciones’ domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, including sales to our other operations in Spain, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 16% of net sales for our operations in Spain before eliminations resulting from consolidation in 2013. Our ready-mix concrete operations in Spain in 2013 purchased almost 98% of their cement requirements from our cement operations in Spain, and approximately 67% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. Our aggregates operations represented approximately 4% of net sales for our operations in Spain before eliminations resulting from consolidation in 2013.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 20% of net sales for our operations in Spain before eliminations resulting from consolidation, decreased approximately 13% in 2013 compared to 2012, primarily as a result of a decrease in export volumes to other countries, in particular, those located in Africa and the Middle East and Europe. Export prices are lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2013, 22% consisted of white cement, 14% of gray portland cement and 64% of clinker. In 2013, 10% of our exports from Spain were to Central America, 24% to Europe and the Middle East and 66% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2013, we used organic waste, tires and plastics as fuel, achieving a 46.9% substitution rate for pet coke in our gray and white clinker kilns for the year. During 2014, we expect to reach a substitution level over 40.2%. Also during 2013, as part of our Plan Horizonte, new cement collective agreements have been signed with cost reductions of approximately 30%.

Description of Properties, Plants and Equipment. As of December 31, 2013, our operations in Spain included 6 cement plants located in Spain, with an annual installed cement capacity of 9.4 million tons, including 1 million tons of white cement. As of that date, we also owned 1 cement mill, 13 distribution centers, including 4 land and 9 marine terminals, 72 ready-mix concrete plants, 21 aggregates quarries and 11 mortar plants. As of December 31, 2013, we owned 7 limestone quarries located in close proximity to our cement plants and 4 clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 59 and 36 years, respectively, assuming 2009-2013 average annual cement production levels.

As part of our global cost reduction initiatives, we have made temporary capacity adjustments and rationalizations in several cement plants in Spain. During 2012, three out of our eight cement plants shut down their kilns (Castillejo, Alcanar and San Feliu), operating only as grinding mills. In October of 2013, the Alcanar kilns were restarted to supply export markets. As of December 31, 2013, approximately 60% of our ready-mix concrete plants in Spain were temporarily closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$39 million in 2011, U.S.$26 million in 2012 and U.S.$10 million in 2013 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$12 million in our operations in Spain during 2014.

Our Operations in Egypt

Overview. As of December 31, 2013, we had a 95.8% interest in Assiut Cement Company, or ACC, our main subsidiary in Egypt. As of December 31, 2013, we operated one cement plant in Egypt, with an annual installed Clinker capacity of approximately 5.3 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 49 and 72 years, respectively, assuming 2009-2013 average annual cement production levels. In addition, as of December 31, 2013, we operated 9 ready-mix concrete plants, of which 4 are owned and 5 are under management contracts, 9 land distribution centers and 1 maritime terminal in Egypt. For the year ended December 31, 2013, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 1% of our total assets.

See “Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” for a description of the legal proceeding relating to the share purchase agreement, signed in November 1999 between CEMEX, S.A.B. de C.V. and state-owned Metallurgical Industries Company, pursuant to which CEMEX, S.A.B. de C.V. acquired a controlling interest in ACC.

Industry. According to the ministry of Investment official figures, the Egyptian market consumed approximately 50.1 million tons of cement during 2013, based on government data (local and imported cement). Cement consumption decreased by approximately 3.1% in 2013 compared to 2012, which was mainly attributed to political events taking place in 2013 that slowed cement consumption. As of December 31, 2013, the cement industry in Egypt had a total of 20 cement producers, with an aggregate annual installed cement capacity of approximately 75 million tons.

Competition. According to the ministry of Investment official figures, during 2013, Holcim and Lafarge (Egyptian Cement Company of Egypt), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 37% of the total cement production in Egypt. Other significant competitors in Egypt are Arabian (La Union), Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement (Cementir), South Valley, Nile Valley, El Sewedy, Army Cement, Aswan Medcom, Misr Beni Suef, Al Nahda and Misr Quena Cement Companies, in addition to two new cement producers that entered the market in 2013, ASEC Cement and Egyptian Kuwait Holding Co.

Cement and Ready-Mix Concrete. For the year ended December 31, 2013, cement represented approximately 91% and ready-mix concrete represented approximately 6% of net sales for our operations in Egypt before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$14 million in 2011, U.S.$21 million in 2012 and U.S.$24 million in 2013 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$26 million in our operations in Egypt during 2014.

Rest of the Mediterranean

Our operations in the Rest of the Mediterranean, which as of December 31, 2013, consisted primarily of our operations in Croatia, the UAE and Israel. These operations represented approximately 5% of our 2013 net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 2% of our total assets in 2013.

Our Operations in South-East Europe

Overview. As of December 31, 2013, we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2013, according to our estimates. We have three cement plants in Croatia with an annual installed capacity of 2.6 million tons. As of December 31, 2013, from our cement plants in Croatia only the largest plant having operated until the end of December 2013 due to inventory control. As of December 31, 2013, we operated 11 land distribution centers, 4 maritime cement terminals in Croatia, Bosnia & Herzegovina and Montenegro, 8 ready-mix concrete facilities and 2 aggregates quarry in Croatia.

Industry. According to our estimates, total cement consumption in Croatia, Bosnia & Herzegovina and Montenegro reached almost 2.9 million tons in 2013, a decrease of 4.1% compared to 2012.

Competition. Our primary competitors in the cement market in Croatia are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2011, U.S.$6 million in 2012 and U.S.$6 million in 2013 in our operations in South-East Europe. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in South-East Europe during 2014.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2013, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2013, we owned 9 ready-mix concrete plants and 1 cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, U.S.$0.5 million in 2012 and U.S.$0.4 million in 2013 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$0.3 million in our operations in the UAE during 2014.

Our Operations in Israel

Overview. As of December 31, 2013, we held 100% of CEMEX Holdings (Israel) Ltd., our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2013, we operated 57 ready-mix concrete plants, 6 aggregates quarries, 1 concrete products plant, 1 admixtures plant, 1 lime factory and 1 blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2011, U.S.$17 million in 2012 and U.S.$17 million in 2013 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$17 million in our operations in Israel during 2014.

South America and the Caribbean

For the year ended December 31, 2013, our business in South America and the Caribbean, which includes our operations in the Colombia and our Rest of South America and the Caribbean segment, as described below, represented approximately 13% of our net sales before eliminations resulting from consolidation. As of December 31, 2013, our business in South America and the Caribbean represented approximately 13% of our total installed capacity and approximately 7% of our total assets.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Item 5—Operating and Financial Review and Prospects—Results of Operations—Investments, Acquisitions and Divestitures—Divestitures” for additional information regarding the CEMEX Latam Offering.

Our Operations in Colombia

Overview. As of December 31, 2013, CEMEX Latam owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2013, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity (4.0 million metric tons per year) as of December 31, 2013, according to the National Administrative Statistics Department, or DANE, in Colombia. For the year ended December 31, 2013, our operations in Colombia represented approximately 6% of our net sales before eliminations resulting from consolidation and approximately 4% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2013, these three metropolitan areas accounted for approximately 36% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.8 million tons as of December 31, 2013. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. In 2013, we completed the construction of a new cement grinding plant with an annual capacity of 450,000 tons of cement. This new plant is enhancing our footprint in the Caribbean coast market in Colombia. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogotá area.

Industry. According our estimates, the installed capacity for cement in Colombia was 17.7 million tons in 2013. According to DANE, total cement consumption in Colombia reached 10.9 million tons during 2013, an increase of 3.5% from 2012, while cement exports from Colombia reached 0.4 million tons. We estimate that close to 38% of cement in Colombia is consumed by the self-construction sector, while the infrastructure sector accounts for approximately 36% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the formal housing and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. We have two primary competitors, Cementos Argos, which has established a leading position in the Colombian Caribbean coast, Antioquia and Southwest region markets, and our other competitor is Holcim Colombia.

The ready-mix concrete industry in Colombia is fairly consolidated with the top three producers accounting for approximately 75% of the market as of December 31, 2013. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2013. The first and third-largest producers were Argos and Holcim Colombia, respectively.

The aggregates market in Colombia is highly fragmented and is dominated by the informal market. CEMEX Colombia was the largest aggregates producer as of December 31, 2013. Approximately 88% of the aggregates market in Colombia is comprised of small independent producers as of December 31, 2013.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. Our cement operations represented approximately 58% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2013.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 29% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2013.

Aggregates. Our aggregates operations represented approximately 9% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2013.

Description of Properties, Plants and Equipment. As of December 31, 2013, CEMEX Colombia owned 5 operating cement plants, having a total annual installed capacity of 4.0 million tons. Both plants utilize the dry process. In 2013, we replaced 36% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 24.7 megawatts. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 145 and 9 years, respectively, assuming 2009-2013 average annual cement production levels. The operating licenses for quarries in Colombia are renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2009-2013 average annual cement production levels. As of December 31, 2013, CEMEX Colombia owned 8 land distribution centers, 1 mortar plant, 69 ready-mix concrete plants (including 44 fixed and 25 mobile) and 6 aggregates operations. As of that date, CEMEX Colombia also owned 13 limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$20 million in 2011, U.S.$81 million in 2012 and U.S.$60 million in 2013 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$30 million in our operations in Colombia during 2014.

Rest of South America and the Caribbean

Our operations in the Rest of South America and the Caribbean, which as of December 31, 2013, consisted primarily of our operations in Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. These operations represented approximately 7% of our 2013 net sales in Mexican Peso terms, before eliminations resulting from consolidation, and approximately 3% of our total assets in 2013.

Our Operations in Costa Rica

Overview. As of December 31, 2013, CEMEX Latam owned a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our main operating subsidiary in Costa Rica and a leading cement producer in the country.

Industry. Approximately 1.3 million tons of cement were sold in Costa Rica during 2013, according to the Cámara de la Construcción de Costa Rica, the construction industry association in Costa Rica. The cement market in Costa Rica is a predominantly retail market, and we estimate that 57% of cement sold is bagged cement.

Competition. The Costa Rican cement industry currently includes two producers, CEMEX Costa Rica and Holcim Costa Rica.

Description of Properties, Plants and Equipment. As of December 31, 2013, CEMEX Costa Rica operated 1 cement plant in Costa Rica, with an annual installed capacity of 0.7 million tons, and operated a grinding mill in the capital city of San José with an annual installed capacity of 0.2 million tons. CEMEX Costa Rica had 7 operational ready-mix concrete plants (one is dismantled), 1 aggregates quarry and 1 land distribution center.

Exports. During 2013, cement exports by our operations in Costa Rica represented approximately 16% of our total production in Costa Rica. In 2013, 50% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$7 million in 2011, U.S.$6 million in 2012 and U.S.$6 million in 2013 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Costa Rica during 2014.

Our Operations in the Dominican Republic

Overview. As of December 31, 2013, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. CEMEX Dominicana also has a 10-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements.

Industry. In 2013, cement consumption in the Dominican Republic reached 3.1 million tons according to our estimates.

Competition. Our principal competitors in the Dominican Republic are Domicem, a mixed Italian/local cement producer that started cement production in 2005; Cementos Cibao, a local competitor; Cemento Colón, an affiliated grinding operation of Argos; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; Cementos Andinos, a Colombian cement producer which has an installed grinding operation and a partially constructed cement kiln; and Cementos Estrella, a new grinding owned by a local investor.

Description of Properties, Plants and Equipment. As of December 31, 2013, CEMEX Dominicana operated 1 cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, 1 aggregates quarry, 2 land distribution centers and 2 marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$9 million in 2011, U.S.$10 million in 2012 and U.S.$17 million in 2013 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Dominican Republic during 2014.

Our Operations in Panama

Overview. As of December 31, 2013, CEMEX Latam held a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country.

Industry. Approximately 1.8 million cubic meters of ready-mix concrete were sold in Panama during 2013, according to our estimates. Cement consumption in Panama increased 10.7% in 2013, according to our estimates.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Argos Panamá, an affiliate of Colombian Cementos Argos, and Cemento Interoceánico.

Description of Properties, Plants and Equipment. As of December 31, 2013, Cemento Bayano operated 1 cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 14 ready-mix concrete plants, 4 aggregates quarries and 3 land distribution centers.

Capital Expenditures. We made capital expenditures of approximately U.S.$17 million in 2011, U.S.$9 million in 2012 and U.S.$11 million in 2013 in our operations in Panama. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in Panama during 2014.

Our Operations in Nicaragua

Overview. As of December 31, 2013, CEMEX Latam owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua.

Industry. According to our estimates, approximately 0.8 million tons of cement, approximately 184,000 cubic meters of ready-mix concrete and approximately 4.9 million tons of aggregates were sold in Nicaragua during 2013.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2013, we leased and operated 1 fixed ready-mix concrete plant with an installed capacity of 0.6 million tons, 5 ready-mix plants, 2 aggregates quarries and 1 distribution center in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for pet coke milling.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2011, U.S.$5 million in 2012 and U.S.$5 million in 2013 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Nicaragua during 2014.

Our Operations in Puerto Rico

Overview. As of December 31, 2013, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our main subsidiary in Puerto Rico.

Industry. In 2013, cement consumption in Puerto Rico reached 0.9 million tons according to our estimates

Competition. The cement industry in Puerto Rico in 2013 was comprised of two cement producers: CEMEX Puerto Rico and San Juan Cement Co., an affiliate of Italcementi and Elefante Rojo Inc. (formerly Antilles Cement Co.).

Description of Properties, Plants and Equipment. As of December 31, 2013, CEMEX Puerto Rico operated 1 cement plant with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 9 ready-mix concrete plants and 2 land distribution centers. CEMEX Puerto Rico owns an aggregate quarry, which is currently closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2011, U.S.$4 million in 2012 and U.S.$4 million in 2013 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$8 million in our operations in Puerto Rico during 2014.

Our Operations in Guatemala

Overview. As of December 31, 2013, CEMEX Latam owned 100% of CEMEX Guatemala, S.A., our main operating subsidiary in Guatemala. As of December 31, 2013, we owned and operated 1 cement grinding mill in Guatemala with an installed capacity of 500,000 tons per year. In addition, we also owned and operated 3 land distribution centers and 1 clinker dome close to the maritime terminal in the southern part of the country, as well as 4 ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, U.S.$1 million in 2012 and U.S.$2 million in 2013 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Guatemala during 2014.

Our Operations in Other South American and Caribbean Countries

Overview. As of December 31, 2013, we held 100% of Readymix Argentina, S.A., which owns 5 ready-mix concrete plants in Argentina. Due to market conditions, only 4 of the 5 ready-mix concrete plants were in operation in 2013.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2013, we operated a network of 8 marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, the Dominican Republic, Puerto

Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and the other in the Cayman Islands.

As of December 31, 2013, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2013, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year and a hydrate line with a capacity of 18,000 tons per year. As of December 31, 2013, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$1 million in 2011, U.S.$3 million in 2012 and U.S.$7 million in 2013. We currently expect to make capital expenditures of approximately U.S.$1 million in our Other operations in South America, Central America and the Caribbean during 2014.

In April 2010, CEMEX announced its plans to contribute up to U.S.$100 million for a non-controlling interest in a vehicle originally named Blue Rock Cement Holdings S.A. which is now named TRG Blue Rock HBM Holdings S.à.r.l. (“Blue Rock—TRG”) that would invest in the cement and related industries. Depending on funds raised from third-party investors and the availability of financing, Blue Rock—TRG may decide to invest in different assets in the cement industry and/or related industries and/or enter into operating contracts providing for CEMEX’s assistance in the development, building and operation of the invested assets, if any. As of December 31, 2013, different projects are being considered but CEMEX does not have any investment in Blue Rock—TRG. Although we do not anticipate being in a control position to affect the decisions of Blue Rock—TRG’s management, given our investment and industry expertise, we are in discussions with Blue Rock—TRG’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets, if any. Depending on the amount raised from third-party investors and the availability of financing, Blue Rock—TRG’s management may also decide to invest in different assets in the cement industry and/or related industries.

Asia

For the year ended December 31, 2013, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 4% of our net sales before eliminations resulting from consolidation. As of December 31, 2013, our business in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2013, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation (“Solid Cement”) and APO Cement Corporation (“APO”). For the year ended December 31, 2013, our operations in the Philippines represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 3% of our total assets.

Industry. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 19.4 million tons during 2013. Demand for cement in the Philippines increased by approximately 5.9% in 2013 compared to 2012.

As of December 31, 2013, the Philippine cement industry had a total of 19 cement plants, of which 2 are grinding plants. Annual installed clinker capacity is 26.9 million metric tons, according to CEMAP.

Competition. As of December 31, 2013, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound, Mabuhay and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2013, our operations in the Philippines included 2 cement plants with an annual installed capacity of 4.5 million tons, 4 quarry dedicated to supply raw materials to our cement plants, 13 land distribution centers and 4 marine distribution terminals. We estimate that, as of December 31, 2013, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 27 and 13 years, assuming 2009-2013 average annual cement production levels.

On September 17, 2012, we announced that we intended to invest approximately U.S.$65 million to increase the cement production capacity of our APO plant in the Philippines by 1.5 million tons per year. This expansion is expected to be operational by the second half of 2014.

Cement. For the year ended December 31, 2013, our cement operations represented 99% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$36 million in 2011, U.S.$19 million in 2012 and U.S.$39 million in 2013 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$54 million in our operations in the Philippines during 2014.

Rest of Asia

Our operations in the Rest of Asia, which as of December 31, 2013, consisted primarily of our operations in Thailand, Bangladesh, China and Malaysia. These operations represented approximately 1% of our 2013 net sales in Mexican Peso terms, before eliminations resulting from consolidation, and an insignificant amount of our total assets in 2013.

Our Operations in Thailand

Overview. As of December 31, 2013, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2013, CEMEX (Thailand) owned one cement plant in Thailand, with an annual installed capacity of approximately 0.8 million tons.

Industry. According to our estimates, at December 31, 2013, the cement industry in Thailand had a total of 14 cement plants, with an aggregate annual installed capacity of approximately 55 million tons, from which the capacity to produce 10 million tons has been temporarily shut down. We estimate that there are 6 major cement producers in Thailand, four of which represent approximately 98% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, approximately U.S.$1 million in 2012 and U.S.$1 million in 2013. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Thailand during 2014.

Our Operations in Malaysia

Overview. As of December 31, 2013, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2013, we operated 16 ready-mix concrete plants, 2 asphalt plants and 3 aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Heidelberg.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2011, U.S.$2 million in 2012 and U.S.$2.7 million in 2013 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$2.0 million in our operations in Malaysia during 2014.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2013, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In the fourth quarter of 2012, we sold our stake in the company that owned and operated a cement terminal located on the west coast of Taiwan.

In the second quarter of 2013, we agreed to sell our stake in the company that owned and operated ready-mix plants in Qingdao. The transfer of ownership in said company was officially completed in the last quarter of 2013. As of December 31, 2013, we also operated 3 ready-mix concrete plants in China, located in the northern city of Tianjin.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2011, U.S.$2.3 million in 2012 and U.S.$1.6 million in 2013 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$1.2 million in our operations in other Asian countries during 2014.

Our Trading Operations

In 2013, we traded approximately 9.5 million tons of cementitious materials, including 8.5 million tons of cement and clinker. Approximately 79% of the cement and clinker trading volume in 2013 consisted of exports from our operations in Costa Rica, Croatia, the Dominican Republic, Germany, Guatemala, Latvia, Mexico, the Philippines, Poland, Puerto Rico, Spain, United Arab Emirates and the United States. The remaining approximately 21% was purchased from third parties in countries, such as Colombia, Greece, Honduras, India, Ireland, Italy Jamaica, Slovakia, South Korea, Spain, Turkey, the United States and Vietnam. As of December 31, 2013, we had trading activities in 108 countries. In 2013, we traded approximately 1 million metric tons of granulated blast furnace slag, a non-clinker cementitious material.

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

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 13% of our cement and clinker import volume during 2013.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

Regulatory Matters and Legal Proceedings

A description of material regulatory matter and legal proceedings affecting us is provided below.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office (the “Protection Office”) conducted a search of the office in Warsaw, Poland, of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office had started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposed fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska was approximately Polish Zloty 115.56 million (approximately U.S.$38.17 million as of March 31, 2014, based on an exchange rate of Polish Zloty 3.0279 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagreed with the decision, denied that it committed the practices alleged by the Protection Office and, therefore, on December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regards with the appeals filed by CEMEX Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on CEMEX Polska to approximately Polish Zloty 93.89 million (approximately U.S.$31.01 million based on an exchange rate of Polish Zloty 3.0279 to U.S.$1.00 as of March 31, 2014), which is equal to 8.125% of CEMEX Polska’s revenue in 2008. On December 20, 2013, CEMEX Polska requested the First Instance Court to deliver its judgment with a written justification. After reception of the written justification CEMEX Polska intends to appeal the First Instance Court judgment before the Appeals Court in Warsaw. The abovementioned penalty is enforceable until the Appeals Court issues its final judgment. As of March 31, 2014, the accounting provision created in relation with this proceeding was approximately Polish Zloty 93.89 million (approximately U.S.$31.01 million as of March 31, 2014, based on an exchange rate of Polish Zloty 3.0279 to U.S.$1.00). As of March 31, 2014, we do not expect this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe, United Kingdom, and Ratingen, Germany. Further to these inspections, on September 22 and 23, 2009, our offices in Madrid, Spain, were also inspected by the European Commission.

In conducting these investigations, the European Commission alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. During 2009 and 2010, we received requests for information and documentation from the European Commission, and we fully cooperated by providing the relevant information and documentation on time.

On December 8, 2010, the European Commission informed us that it decided to initiate formal proceedings with respect to the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. The European Commission indicated that we, as well as seven other companies, would be included in these proceedings. These proceedings may lead to an infringement decision, or if the objections raised by the European Commission are not substantiated, the case might be closed. This initiation of proceedings relieves the competition authorities of the Member States of the European Union of their competence to apply Article 101 of the Treaty on the Functioning of the European Union to the same case. We intend to defend our position vigorously in these proceedings and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter.

On April 1, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of a decision under Article 18(3) of Council Regulation (EC) No 1/2003 of December 16, 2002 on the implementation of the rules on competition set forth in Article 81 of the EC Treaty (current Articles 101 and 102 of the EC Treaty). The European Commission also requested that CEMEX, S.A.B. de C.V. deliver a substantial amount of information and documentation, which we effectively delivered on August 2, 2011, after requesting additional time.

CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed an appeal before the General Court of the European Union (the “General Court”) for the annulment of the European Commission’s decision requesting information and documentation on the grounds that such request was contrary to several principles of European Union Law. In addition, on June 17, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe requested interim measures to the General Court, asking for the suspension of the information and document request until the appeal was resolved. The President of the General Court rejected the proposal for a suspension without considering the arguments of the main appeal. On December 21, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed their reply to the European Commission’s defense. The European Commission filed its rejoinder on March 27, 2012. A hearing with respect to the proceedings against CEMEX, S.A.B. de C.V. and several of its affiliates in Europe was held on February 6, 2013, and the hearings for all other companies being investigated were held during April 2013. On March 14, 2014, the General Court issued a judgment dismissing the appeal filed by CEMEX, S.A.B. de C.V. and several of its affiliates in Europe and confirming the lawfulness of the request for information sent by the European Commission in all of its aspects. CEMEX, S.A.B. de C.V. and several of its affiliates in Europe may file an appeal against the General Court’s judgment, limited to points of law only, before the European Court of Justice (the “Court of Justice”), within approximately two months from the date of notice of the General Court’s judgment dismissing the appeal.

On November 29, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of its decision that if, by December 15, 2011, the European Commission did not receive a confirmation that CEMEX, S.A.B. de C.V.’s reply submitted on August 2, 2011 was complete, accurate and definitive, or if CEMEX, S.A.B. de C.V. did not submit a new reply with the necessary amendments and clarifications, the European Commission would impose a daily fine. On December 15, 2011, we complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process performed since August 2, 2011.

If the alleged infringements investigated by the European Commission are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies. At this stage of the proceedings, as of March 31, 2014, the European Commission had not yet formulated a Statement of Objections against us and, as a result, the extent of the charges and the alleged infringements are unknown. Moreover, it is not clear which cement related products total turnover would be used as the basis for the determination of the possible penalties. As a consequence, we are not able to assess the likelihood of an adverse result or the amount of the potential fine, but if adversely resolved it may have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the Investigative Department (Dirección de Investigación) of the Spanish Competition Commission (Comisión Nacional de la Competencia), or CNC, applying exclusively national antitrust law, carried out an inspection, separate from the investigation conducted by the European Commission, in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”). On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law.

On January 12, 2012, the CNC Council notified CEMEX España of its final decision on this matter, imposing a fine of approximately €500,000 (approximately U.S.$688,800.11 as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009. CEMEX España denied any wrongdoing and on March 1, 2012, filed an appeal before the competent court (Audiencia Nacional), requesting the interim suspension of the decision until a final judgment was issued. To that effect, it requested the CNC Council to suspend the implementation of its decision until the Audiencia Nacional decided on the requested interim measure. On July 10, 2012, the Audiencia Nacional issued a resolution agreeing to the suspension of payment of the fine. On February 14, 2014, the Audiencia Nacional notified the judgment issued regarding this matter, accepting in part the appeal filed by CEMEX España. The Audiencia Nacional ordered the CNC to recalculate the penalty imposed on CEMEX España, which must be reduced substantially. As CEMEX España continues to believe it has not breached any laws, on March 27, 2014, CEMEX España filed an appeal before the Supreme Court (Tribunal Supremo) against the judgment of the Audiencia Nacional. As of March 31, 2014, we do not expect that the decision to be issued by the CNC to have a material adverse impact on our results of operations, liquidity and financial condition.

Investigations in the United Kingdom. On January 20, 2012, the UK Commission commenced a Market Investigation, (“MIR”), into the supply or acquisition of cement, ready-mix concrete and aggregates for the period from 2007 to 2011. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. Our subsidiaries in the United Kingdom were invited to participate in the MIR and fully cooperated. The UK Commission issued its full Provisional Findings Report on May 23, 2013, in which it provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready-mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready-mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. On October 8, 2013, the UK Commission announced its provisional decision on remedies which not required CEMEX to divest any of its assets in the United Kingdom. On January 14, 2014, the UK Commission published its Final Report which followed the earlier provisional decision in regards any remedies for our subsidiaries in the United Kingdom. The UK Commission made changes to the provisional decision in its Final Report regarding the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag by the other major participants in the MIR; our subsidiaries in the United Kingdom are not impacted by this. As of March 31, 2014, we estimate that the Final Report will not have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia), or CFC, alleging certain violations of Mexican antitrust laws. We believed these findings contained substantial violations of rights granted by the Mexican Constitution.

With respect to the first case, in February 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico (the “Monterrey Circuit Court”), as well as a denial of the allegations. The Monterrey Circuit Court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX would need to wait until the CFC concluded its proceeding and issued a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to cure such violations. We believed that Mexican law did not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge before the District Court in Monterrey, Mexico, (the “Monterrey District Court”), arguing against the reinitiated proceeding. The Monterrey District Court determined that the order to reinitiate the proceeding and the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX subsequently filed an appeal before the Monterrey District Court, and the Monterrey Circuit Court determined that the CFC’s termination of the proceedings in July 2010 was illegal and it notified the CFC to comply with the issued resolution. In February 2012, CEMEX was fined approximately Ps10.2 million (approximately U.S.$781,010.72 as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) for anticompetitive practices and ordered to implement certain measures. CEMEX appealed the resolution before the CFC and the Monterrey Circuit Court and denied any wrongdoing. In June 2012, the CFC confirmed its resolution. On July 2, 2012, CEMEX filed a separate constitutional challenge before the District Court in Mexico D.F. (the “D.F. District Court”). Simultaneously, CEMEX filed a claim before the Monterrey Circuit Court against the June 2012 CFC resolution. In this proceeding, the Monterrey Circuit Court determined that such resolution did not meet the Circuit Court’s order and, consequently, that it did not comply with the resolution previously issued in this regard. As a result, the Monterrey Circuit Court nullified the fine previously imposed on CEMEX, consequently on May 15, 2013 the D.F. District Court dismissed the constitutional challenge filed by CEMEX against that decision. On December 18, 2012, the CFC ruled against CEMEX, although the fine was excluded from the part of its decision relating to the resolution. On February 12, 2013, CEMEX filed an appeal against this new resolution before the Monterrey Circuit Court. On June 6, 2013, the Monterrey Circuit Court ruled that the CFC had not complied with the constitutional challenge resolution and that the matter shall be sent to Mexico’s Supreme Court in order to apply the relevant sanctions to the CFC. Once the CFC was notified of the content of this resolution, the CFC issued a new decision revoking its previous resolution and withdrawing all charges against CEMEX.

With respect to the second case, in April 2009, we filed a constitutional challenge before the Monterrey Circuit Court and in May 2009 we filed a denial of the CFC’s allegations. In November 2010, the Monterrey Circuit Court ordered the case to be heard by the D.F. District Court, claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the D.F. District Court determined that CEMEX lacked standing with respect to its constitutional challenge since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX would need to wait until the CFC concluded its proceeding and issued a final ruling before raising its constitutional challenge again. CEMEX filed an appeal before the D.F. District Court to argue against such determination. On October 14, 2011, the CFC determined that the case should be closed due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling. The CFC recently confirmed its resolution to not impose any sanctions due to a lack of evidence. This decision was challenged by the plaintiffs before the D.F. District Court through a constitutional challenge, which was dismissed because the plaintiffs lacked standing to challenge the CFC’s decision. Thereafter, the plaintiffs appealed this resolution before a Circuit Court in Mexico City. On September 20, 2013, the Circuit Court in Mexico City confirmed that the case should be closed due to a lack of evidence to impose any sanctions.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA (“CDC”), a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants, filed a lawsuit in the District Court in Düsseldorf, Germany (“Düsseldorf District Court”) against CEMEX Deutschland AG and other German cement companies originally claiming €102 million (approximately U.S.$140.52 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00), which later increased to €131 million (approximately U.S.$180.47 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00), in damages related to alleged price and quota fixing by German cement companies between 1993 and 2002. On February 21, 2007, the Düsseldorf District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008.

On a hearing on the merits of this case that was held on March 1, 2012, the Düsseldorf District Court revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply on May 21, 2012. After several court hearings, on December 17, 2013 the Düsseldorf District Court issued a decision on closing the first instance. By this decision, all claims brought to court by CDC were dismissed. The court held that the manner in which CDC obtained the claims from 36 cement purchasers was illegal given the limited risk it faced for covering the litigation costs. The acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. On January 15, 2014, CDC filed an appeal to the Higher Regional Court in Düsseldorf, Germany, and thereafter submitted reasons for their appeal. A court hearing has been scheduled for November 12, 2014. As of March 31, 2014, we are unable to assess the likelihood of an adverse result and, because of the number of defendants, the potential damages that would be borne by us; however, if the final decision is adverse to us, it could have a material adverse impact on our results of operations, liquidity and financial condition.

As of March 31, 2014, we had accrued liabilities regarding this matter for an amount of approximately €20 million (approximately U.S.$27.55 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00), plus an additional €9.98 million (approximately U.S.$13.75 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00), as interest over the principal amount of the claim.

Antitrust Cases in Egypt. On July 29, 2009, two Egyptian contractors filed separate lawsuits against four cement producers, including ACC, demanding compensation of 20 million Egyptian Pounds (approximately U.S.$2.87 million as of March 31, 2014, based on an exchange rate of Egyptian Pounds 6.9790 to U.S.$1.00) from the four cement producers, or approximately 5 million Egyptian Pounds (approximately U.S.$716,435.02 as of March 31, 2014, based on an exchange rate of Egyptian Pounds 6.9790 to U.S.$1.00) from each defendant.

At a December 16, 2009 hearing for one of the cases, the plaintiffs requested the court to release ACC from the claim. On May 11, 2010, ACC was released from the claim and this case is now closed. On an April 24, 2010 hearing for the other case, the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations that was presented at a hearing held on January 11, 2011. Thereafter, this case was dismissed and all charges against ACC were dropped. The plaintiffs subsequently filed their appeal to this ruling before the Court of Cassation. As of March 31, 2014, the Court of Cassation had not yet scheduled the first hearing of cassation for this case.

These cases are the first of their kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevail in the ongoing case, these claims may have an adverse impact on our results of operations, liquidity and financial condition if they were to become a precedent and may create a risk of similar claims in the future.

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

On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of March 31, 2014, CEMEX, Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand, and it is unclear, as of March 31, 2014, whether any formal proceeding will be initiated by the Office of the Florida Attorney General or, if such proceedings are initiated, if any adverse decision against us resulting from the investigations would be made or if such decision would or would not have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Investigation in Colombia. On September 5, 2013, CEMEX Colombia was notified of Resolution No. 49141 dated August 21, 2013, issued by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio), or SIC, pursuant to which the SIC opened an investigation and issued a statement of objections (pliego de cargos) against five cement companies and fourteen directors of those companies, including CEMEX Colombia, for alleged anti-competitive practices. On October 7, 2013, CEMEX Colombia answered the statement of objections and submitted evidence.

The investigated parties are accused of allegedly breaching: (i) Article 1 of Law 155 of 1959, which prohibits any kind of practice, procedure or system designed to limit free competition and determining or maintaining unfair prices; (ii) paragraph 1 of Article 47 of Decree 2153 of 1992, which prohibits any agreements designed to directly or indirectly fix prices; and (iii) paragraph 3 of Article 47 of Decree 2153 of 1992, which prohibits any market sharing agreements between producers or between distributors. Additionally, the fourteen executives, including a former legal representative and the current President of CEMEX Colombia, are being investigated for allegedly breaching paragraph 16 of Article 4 of Decree 2153 of 1992, as amended by Article 26 of Law 1340 of 2009, which provides that the SIC may investigate and sanction any individual who collaborates, facilitates, authorizes, executes or tolerates behavior that violates free competition rules.

If the alleged infringements investigated by the SIC are substantiated, aside from any measures that could be ordered to stop the alleged anti-competitive practices, the following penalties may be imposed against CEMEX Colombia pursuant to Law 1340 of 2009: (i) up to 100,000 times the legal monthly minimum wage, which equals approximately 58,950 million Colombian Pesos (approximately U.S.$29.99 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00) for each violation and to each company being declared in breach of the competition rules, and (ii) up to 2,000 times the legal monthly minimum wage, which equals approximately 1,179 million Colombian Pesos (approximately U.S.$599,902.31 as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00) against those individuals found responsible of collaborating, facilitating, authorizing, executing or tolerating behavior that violates free competition rules. At this stage of the investigations, as of March 31, 2014, we do not expect this matter to have a material adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters

In the ordinary course of business, we are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability, without regard to fault or the legality of the original activity at the time of the actions giving rise to liability.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policy requires each subsidiary to respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, during 2012 we started the implementation of a global Environmental Management System (EMS) at our operating sites that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. As of March 31, 2014, we expect to finish the implementation of the EMS at all of our operating sites by 2015. It will be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, at present, a substantial part of our operations already comply with all material environmental laws applicable to us, as all our cement plants already have some kind of EMS (most of which are ISO 14000 certified), with the remaining implementation efforts directed mainly on our aggregates and ready-mix plants.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2011, 2012 and 2013, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$95 million, approximately U.S.$139 million and approximately U.S.$95 million, respectively. Our environmental expenditures may materially increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Mexican Ministry of Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales), or SEMARNAT, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente), or PROFEPA, which is part of SEMARNAT, completed the audit of our cement plants and awarded each of them a Clean Industry Certificate (Certificado de Industria Limpia) certifying that our cement plants are in full compliance with applicable environmental laws. The Clean Industry Certificates are subject to renewal every two years. As of March 31, 2014, our operating cement plants had Clean Industry Certificates or were in the process of renewing them. We expect the renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 15.50% of the total fuel used in our operating cement plants in Mexico during 2013 was comprised of alternative fuels.

Between 1999 and March 31, 2014, our operations in Mexico have invested approximately U.S.$97 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001:2004 environmental management standards of the International Organization for Standardization (“ISO”). The audit to obtain the renewal of the ISO 14001:2004 certification took place during the first quarter of 2012 and our operating cement plants in Mexico obtained the renewal of the ISO 14001:2004 certification for environmental management systems which is valid for a three year period.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático), or the Climate Change Law, was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Many important provisions require the development of secondary legislation, and depend on the publication of subsequent implementing regulations, which are expected to take place within the twelve months following the publication of the Climate Change Law. Because secondary legislation has not yet been developed and corresponding regulations have not yet been implemented, at this stage, as of March 31, 2014, we do not have sufficient information to determine whether or not the measures that may be taken by the Mexican federal government in connection with the Climate Change Law will have a material impact on our business or operations. For instance, the Climate Change Law provides for the elaboration of a registry of the emissions that are generated by fixed sources. However, the detailed guidelines for reporting, including the scope and methodologies for calculation, will be developed by implementing regulations yet to be developed. Companies that are required to report their emissions and fail to do so or that report false information will be fined. We do not expect any negative impact from this development as we already report our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. We cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. Although the Climate Change Law does not establish a program for emissions trading, it does vest on the Mexican federal government the power to create, authorize and regulate such a scheme, which may be voluntary or binding. We are closely observing the development of implementing regulations and cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. A Special Tax on Production and Services (Impuesto Especial Sobre Producción y Servicios) on the sale of fossil fuels was included in the recently approved tax reform. Starting January 1, 2014, petroleum coke, a primary fuel widely used in our kilns in Mexico will be taxed at a rate of Mexican Ps15.60 (approximately U.S.$1.19 as of March 31, 2014, based on an exchange rate of Mexican Ps13.06 to U.S.$1.00) per ton.

United States. Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment that are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. Certain laws also create a shared liability scheme under which parties are held responsible for the cost of cleaning up releases to the environment of designated hazardous substances. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. We believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials.

As of March 31, 2014, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$23.04 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or wastes, and (ii) the cleanup of hazardous substances or wastes at sites used or operated by CEMEX, Inc. and its subsidiaries including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. and its subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into three settlements involving a total of U.S.$4.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California, Fairborn, Ohio and Lyons, Colorado plants. Although some of these proceedings are still in the initial stages, based on our past experience with such matters and currently available information, we believe, although we cannot assure you, that as of March 31, 2014, such cases will not have a material adverse impact on our results of operations, liquidity and financial condition.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third-party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida is unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse impact on our results of operations, liquidity and financial condition.

In June 2010, EPA proposed regulating Coal Combustion Products (“CCPs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCPs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. It is too early to predict how CCPs will ultimately be regulated, but if CCPs are regulated as a hazardous or special waste in the future, it may result in changes to the formulation of our products away from those formulations that employ CCPs as a raw or supplemental cementitious material. Based on current information, we believe, although we cannot assure you, that such matters will not have a material impact on us. EPA has entered into a Consent Decree obligating it to issue a final rule on the regulation of CCPs by December 19, 2014.

We are subject to a number of federal and state laws and regulations addressing climate change. On the federal side, EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would emit 75,000 tons/year of CO2E, must comply with PSD obligations. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

With respect to state efforts to address climate change, in 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board (“CARB”) developed a cap-and-trade program, to be enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. Based on the free allowances received as of March 31, 2014 for the first compliance period (2013-2014), we expect that our Victorville cement plant will have enough free allowances to meet all of its compliance obligations for the first compliance period (2013-2014) without a material impact on its operating costs. Furthermore, we are actively pursuing initiatives to substitute lower carbon fuels for fossil fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances, we cannot assure you that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

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

Europe.

Permits and Emissions Trading

In the European Union, cement plants have been regulated by two directives which were transposed into domestic law by member states. The first was the Directive on Integrated Pollution Prevention and Control (2008/1/EC) (“IPPC Directive”), which adopted an integrated approach by taking into account the whole environmental performance of the plant. It required cement works to have a permit containing emission limit values and other conditions based on the application of best available techniques (“BAT”) with a view to preventing or, where this was not practicable, minimizing emissions of pollutants likely to be emitted in significant quantities in air, water or land. Permit conditions also had to address energy efficiency, waste minimization, prevention of accidental emissions and site restoration. To assist the permitting authorities and companies in determining the BAT, the European Commission organized an exchange of information between experts from the member states, industry and environmental organizations. This resulted in the adoption and publication by the European Commission of BAT Reference Documents (“BREFs”) for the industry sectors covered by the IPPC Directive. A key element of the BREFs were the conclusions on BAT (“BAT conclusions”) which were used as a reference for setting permit conditions.

The second Directive related to the Incineration of Waste (2000/76/EC) (“Incineration Directive”). Its aim was to prevent or limit, as far as practicable, negative effects on the environment, in particular pollution by emissions in air, soil, surface water and groundwater and the resulting risks to human health, from incineration and co-incineration plants, the latter including cement and lime kilns. The Incineration Directive sought to achieve its aim by setting and maintaining stringent operational conditions and technical requirements, as well as emission limit values for a range of pollutants including dust, nitrogen oxides, sulfur dioxide, hydrogen chloride, heavy metals and dioxins.

On January 6, 2011, the Industrial Emissions Directive (2010/75/EU) (“IED”) came into force. The IED recasts seven pieces of existing legislation into a single coherent legislative instrument, including the above mentioned IPPC Directive and Incineration Directive, both of which it repeals. The IED has applied to new industrial installations since January 7, 2013 and to existing industrial installations (other than large combustion plants) since January 7, 2014. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the member states. As with the IPPC Directive, permit conditions, including emission limit values, must be based on BAT and a total of 35 BREFs are being rewritten or revised for the IED However, there is an important difference between the IPPC Directive and the IED. Under the IPPC Directive, the BREFs were considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment. In April 2013, the European Commission published new BAT conclusions under the IED for Cement, Lime and Magnesium Oxide, together with specific emission levels. While it is too early to assess what impact the IED will have on our operations, it is reasonable to assume that there will be an impact given the change in regulatory approach heralded by the legislation and the fact that it will be key to the permitting of the cement industry in the EU.

In 1997, as part of the United Nations Framework Convention on Climate Change, 197 governments adopted the Kyoto Protocol to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialized countries and the European Union. Under the Kyoto Protocol, industrialized countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five year period 2008-2012 (“first commitment period”); future mandatory targets were expected to be established for commitment periods after 2012. To compensate for the sting of binding targets, the Kyoto Protocol allows three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: the Clean Development Mechanism (“CDM”), Joint Implementation (“JI”) and International Emissions Trading.

In 2012, at the UN Climate Change Conference in Doha, Qatar, certain parties, including the UK and the European Union, adopted the Doha Amendment to the Kyoto Protocol and committed to reduce GHG emissions by at least 18% below 1990 levels in the eight year period from 2013 to 2020 (“second commitment period”).

Our operations in the United Kingdom, Spain, Germany, Latvia, Poland and Croatia (since 2013), are subject to binding caps on CO2 emissions imposed pursuant to the European Union’s emissions trading system (“ETS”) that was established by Directive 2003/87/EC to implement the Kyoto Protocol. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. The cap is reduced over time, so that the total amount of emissions will decrease. Within the cap, companies receive or buy emission allowances. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. After each year, a company must surrender enough carbon allowances to cover all its emissions. Failure to meet the emissions caps is subject to significant monetary penalties.

In addition to carbon allowances, the ETS also allows the use of Kyoto Protocol units: the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit under the CDM. The ETS recognizes these units as equivalent to its carbon allowances and allows them to be used by companies for compliance up to a certain limit to offset their carbon emissions in the EU. We have registered 12 CDM projects; in total, these projects have the potential to reduce almost 1.7 million metric tons of CO2-E emissions per year.

The ETS consists of three trading phases: Phase I which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from 1 January 2007 to December 31, 2012, and was intended to meet commitments under the Kyoto first commitment period, and Phase III which commenced on 1 January 2013 and will end on 31 December 2020. Prior to the commencement of each of ETS Phases I and II, each member state was responsible for publishing its National Allocation Plan (“NAP”), a document which sets out a national cap on the total amount of carbon allowances during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each member state’s cap contributed to an overall EU cap on emissions, where one carbon allowance must be surrendered to account for 1 metric ton of carbon emitted. The carbon allowances were mostly distributed for free by each member state to its ETS installations, although some member states also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of NAPs has been replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each member state’s National Implementation Measures (“NIM”). Restrictions have been introduced on the extent to which Kyoto Protocol units can be used to offset EU carbon emissions, and auctioning, not free allocation, has become the default method for distributing allowances. For those allowances that are still given away free, as discussed below, harmonized rules apply based on EU-wide benchmarks of emissions performance.

EU policymakers see the free allocation of allowances as a principle way to reduce the risk of carbon leakage—that is, the risk that energy-intensive industries, facing higher costs because of the ETS, will move their facilities beyond the EU’s borders to countries that do not have climate change controls, thus resulting in a leakage of CO2 emissions without any environmental benefits. In 2009, a list of ETS sectors deemed to be at significant risk of carbon leakage was formally adopted by the European Commission, following agreement by member states and the European Parliament. The list included the cement production sector, on the basis that the additional costs imposed by the ETS would lead to a 30% or more increase in production costs as a proportion of the “gross value added.” Sectors classified as deemed to be at significant risk of carbon leakage will continue to receive 100% of their benchmark allocation of allowances free of charge during 2013 and 2014, adjusted by a cross-sectoral correction factor that is being applied uniformly upon all participating facilities in Europe in order to reduce the amount of free allocation that each installation so that the total sum does not exceed the authorized EU-wide cap for free allocation. By contrast, sectors that are not considered at risk of carbon leakage will receive 80% of their benchmark allowances for free in 2013, declining to 30% by 2020.

In accordance with European Commission Decision of April 27, 2011 (2011/278/EU), the number of allowances to be allocated to installations for free will be based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level is calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels are higher, 2009/10. The product benchmark is based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007/8, where carbon efficiency is measured by carbon intensity or carbon emission per metric ton of product. On September 5, 2013, the European Commission adopted Decision 2013/448/EU by which the figures for the annual cross-sectoral correction factor were determined for the period 2013-2020.

Based on the European Commission approved NIMs that have been published in the first quarter of 2014, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS will be sufficient to operate, assuming that the cement industry continues to be considered at significant risk of carbon leakage. However, a review of the sectors deemed to be at significant risk is to take place in 2014 and it is possible that the cement industry could lose that status. Indeed, commentators argue that many of the assumptions that were used to determine which sectors should be deemed to be at significant risk are now obsolete. For example, the 2009 quantitative analysis that was relied upon forecast that ETS prices would stabilize at €30/ton CO2, but in fact prices are significantly lower than that. A determination that the cement industry should no longer be regarded as at significant risk of carbon leakage could have a material impact on our operations.

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

After a favorable verdict in the case that the Republic of Latvia brought before the General Court against the European Commission’s rejection of the initial version of the Latvian NAP for the period from 2008 to 2012, the Latvian Ministry of Environmental Protection and Regional Development issued the Decision No. 46 of April 18, 2012 increasing the allocation of allowances to our Broceni plant. The European Commission subsequently filed an appeal with the Court of Justice against the Judgment of the General Court. On October 3, 2013, the Court of Justice issued a judgment dismissing the European Commission’s appeal; therefore our operations in Latvia obtained all the allowances they were entitled to pursuant to the initial version of the Latvian NAP.

On April 27, 2011, the European Commission adopted a Decision that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage.” Preliminary allocation calculations based on those rules were carried out by each Member State and included in a NIM table which was sent for scrutiny to the European Commission. Furthermore on September 5, 2013, the Commission adopted a Decision on Member States’ NIMs, which provides the basis for calculating the number of allowances allocated for free and auctioned, respectively. According to this Decision, the free allocation to each installation is to be adjusted by a cross-sectoral correction factor laid down in the Decision which will vary each year, as foreseen by the ETS legislation. This is to ensure that the total amount handed out for free does not exceed a maximum set in the ETS Directive. The application of this cross-sectoral correction factor results in an important decrease in the quantity of allowances that our ETS-participant operations expect to receive for free in the 2013-2020 period. On February 27, 2014, the European Commission adopted a Decision on national allocation allowances for the last group of Member States including Croatia, which was granted 5.56 million of free allowances. Thereafter, a regularly updated allocation table showing the number of allowances that have been allocated per Member State will be published on the European Commission’s website.

Nonetheless, despite having sold a substantial amount of allowances during Phase II of the ETS, we believe that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) will be sufficient to operate. This assessment stems from various factors, notably our efforts to reduce emissions per unit of clinker produced, the stream of offset credits coming from our internal portfolio of CDM projects in Latin America and our expected long position in the initial years of Phase III of the ETS. We are taking measures intended to minimize our exposure to this market, while continuing to supply our products to our customers.

Landfills

In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £131.2 million (approximately U.S.$218.70 million as of March 31, 2014, based on an exchange rate of £0.5999 to U.S.$1.00) as of March 31, 2014, and we made an accounting provision for this amount at March 31, 2014.

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

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) that became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which were not subject to tax under these amendments. We had filed two motions in the Mexican federal courts challenging the constitutionality of the January 1, 2005 amendments to the Mexican Income Tax Law. Although we had obtained a favorable ruling from the lower Mexican federal court, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, we had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012 and July 5, 2012, we self-assessed the taxes corresponding to the 2005 and 2006 tax years, respectively, of which 20% of the amounts due were paid in connection with the submission of amended tax returns, which were filed on March 1, 2012, for the 2005 tax year, and on July 5, 2012, for the 2006 tax year, respectively. The remaining 80% of the total amounts due were to be paid in January 2013 and July 2013, for the amounts due in connection to the 2005 and 2006 tax years, respectively. No taxes are due in connection to the 2007 tax year. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 and 2006 tax years and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for those years. The Mexican Income Tax Law was again amended in 2008, as a result of which we do not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007. However, on December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year. The decree contains a transitory amnesty provision (the “Amnesty Provision”) that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. We opted to enter this amnesty program and, therefore, the amounts due in connection to the 2005 and 2006 tax years were settled and there are no tax liabilities in connection to this matter as of March 31, 2014.

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform included changes to the tax consolidation regime that required CEMEX, among others, to determine and retroactively pay taxes at a current rate on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidated Taxes”). This tax reform required CEMEX to pay taxes on certain previously exempted intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period. This tax reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years. However, in December of 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013, established that the statutory income tax rate would remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years. As per the tax reforms enacted for 2014, the statutory income tax will remain at 30%.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidation Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$803.98 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$627.87 million as of March 31, 2014, based on an exchange rate of Mexican Ps13.06 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$168.45 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity, (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V., and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the January 1, 2010 tax reform described above. As of June 3, 2011, we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities subsequently filed an appeal (recurso de revisión) before the Mexican Supreme Court, which, as of March 31, 2014, is pending. At this stage of the proceeding, as of March 31, 2014, we are not able to assess the likelihood of an adverse result to us on the appeal (recurso de revision) filed by the Mexican tax authorities before the Mexican Supreme Court, but if adversely resolved, the resolution could have a material adverse impact on our results of operations, liquidity and financial condition.

On March 31, 2010, additional tax rules (miscelánea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provided certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$24.89 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$38.74 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00). This second payment, together with the first payment, represented 50% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004, and also included the first payment of 25% of the Additional Consolidation Taxes for the period that corresponds to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$53.45 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004, 50% of the Additional Consolidation Taxes for the period that corresponds to 2005 and it also included the first payment of 25% of the Additional Consolidation Taxes for the period that corresponds to 2006. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$153.14 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00). This fourth payment, together with the first, second and third payments represented 85% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004, 70% of the Additional Consolidation Taxes for the period that corresponds to 2005, 50% of the Additional Consolidation Taxes for the period that corresponds to 2006 and 25% of the Additional Consolidation Taxes for the period that corresponds to 2007. On March 31, 2014, CEMEX paid Ps2 billion (approximately U.S.$153.14 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00). This fifth payment, together with the first, second, third and fourth payments represented 100% of the Additional Consolidation Taxes for the period that includes from 1999 to 2004, 85% of the Additional Consolidation Taxes for the period that corresponds to 2005, 70% of the Additional Consolidation Taxes for the period that corresponds to 2006 and 50% of the Additional Consolidation Taxes for the period that corresponds to 2007. As of March 31, 2014, we have paid an aggregate amount of approximately Ps5.5 billion (approximately U.S.$421.13 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) of Additional Consolidation Taxes.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$222.05 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments of Ps325 million (approximately U.S.$24.89 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps2.4 billion (approximately U.S.$183.77 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), and (c) other adjustments of Ps358 million (approximately U.S.$27.41 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$773.35 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) as of December 31, 2010.

Furthermore, after accounting for the following that took place in 2011: (a) cash payments in the amount of Ps506 million (approximately U.S.$38.74 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps2.3 billion (approximately U.S.$176.11 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), and (c) other adjustments of Ps485 million (approximately U.S.$37.14 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$949.46 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) as of December 31, 2011. Additionally, after accounting for the following that took place in 2012: (a) cash payments in the amount of Ps698 million (approximately U.S.$53.45 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), (b) income tax from the subsidiaries paid to the parent company of Ps2.1 billion (approximately U.S.$160.80 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), and (c) other adjustments of Ps745 million (approximately U.S.$57.04 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), as of December 31, 2012, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps14.5 billion (approximately U.S.$1.11 billion as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00). Furthermore, after accounting for the following that took place in 2013: (a) cash payments in the amount of Ps2 billion (approximately U.S.$152.79 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), (b) income tax from subsidiaries paid to the parent company of Ps1.8 billion (approximately U.S.$137.83 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), and (c) other adjustments of Ps1.2 billion (approximately U.S.$91.88 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), and (d) effects of tax deconsolidation of Ps9.3 billion (approximately U.S.$712.10 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00), as of December 31, 2013, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps24.8 billion (approximately U.S.$1.90 billion as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00).

As of March 31, 2014, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps2.2 billion (approximately U.S.$168.45 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) in 2014; approximately Ps5 billion (approximately U.S.$382.85 million as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) in 2015; and approximately Ps15.6 billion (approximately U.S.$1.19 billion as of March 31, 2014, based on an exchange rate of Ps13.06 to U.S.$1.00) in 2016 and thereafter.

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment pertaining to the 2005 tax year. The tax assessment was related to the corporate income tax in connection with the tax consolidation regime. On March 29, 2011, CEMEX challenged the assessment before the tax court. This tax assessment was settled in May of 2013 based on the Amnesty Provision.

On November 16, 2011, Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. (“CEDICE”) (now named Cemex Operaciones México, S.A. de C.V.) and Mexcement Holdings, S.A. de C.V. (“Mexcement”) (now merged to, and succeeded by CEDICE), both indirect subsidiaries of CEMEX, S.A.B. de C.V., of tax assessments, related to direct and indirect investments in entities considered to be preferential tax regimens for tax year 2004. On February 3, 2012, CEDICE and Mexcement filed a claim against the November 16, 2011 assessments. These tax assessments were settled in May 2013 based on the Amnesty Provision.

In addition, as a result of the enactment of the new Income Tax Law (Ley del Impuesto Sobre la Renta) in Mexico approved in December 2013 and effective beginning January 1, 2014, the statutory income tax rate for 2014 will remain at 30%, and the tax consolidation regime that was in effect up until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply. In consequence, as of 2014, each company in Mexico will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013.

On February 12, 2014, we filed a constitutional challenge (juicio de amparo) against the January 1, 2014 tax reform that abrogated the tax consolidation regime, described in the preceding paragraph. The purpose of the challenge is to obtain certainty in the applicable statutory rules in order to assess and pay the tax liability derived from such reform according to Constitutional principles. As of March 31, 2014, we cannot asses the likelihood of an adverse result to the constitutional challenge we filed, but even if the constitutional challenge is adversely resolved, we do not foresee any material adverse impact on our results of operations, liquidity and financial condition, additional to those described above.

United States. As of March 31, 2014, the Internal Revenue Service concluded its audits for the years 2010 and 2011. The final findings did not materially alter the reserves CEMEX had set aside for these matters and, as such, the amounts are not considered material to our financial results. On February 4, 2014, the Internal Revenue Service commenced its audit of the 2012 tax year. We have not identified any material audit issues and, as such, no reserves are recorded for the 2012 audit in our financial statements.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian Pesos (approximately U.S.$21.88 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 69 billion Colombian Pesos (approximately U.S.$35.11 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argued that CEMEX Colombia was limited in its use of prior year tax losses to 25% of such losses per subsequent year. We believed that the tax provision that limited the use of prior year tax losses did not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believed that the Colombian Tax Authority was no longer able to review the 2008 tax return because the time to review such returns had already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the November 10, 2010 proceeding notice. The official assessment was appealed by CEMEX Colombia on September 27, 2011. On July 31, 2012, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia filed a lawsuit on November 16, 2012; however, during the second quarter of 2013, CEMEX Colombia reached a settlement with the Colombian Tax Authority regarding the 2008, and also its 2007, year-end tax returns. The aggregate amount paid in connection with the settlement regarding the 2008 and 2007 year-end tax returns was $47,111.33 million Colombian Pesos (approximately U.S.$23.97 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00). On August 26, 2013 and September 16, 2013, CEMEX Colombia received the final resolutions regarding the 2007 and 2008 year-end tax returns, respectively, effectively concluding both processes.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$45.79 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$73.27 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. CEMEX Colombia appealed the final determination on May 10, 2013 which was admitted on June 21, 2013. The appeal was notified to the Colombian Tax Authority and initial hearings took place on February 18, 2014 and

March 11, 2014. At this stage of the proceeding, as of March 31, 2014, we are not able to assess the likelihood of an adverse result in this special proceeding, but if adversely resolved, they could have a material adverse impact on our results of operations, liquidity and financial condition.

Spain. On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. CEMEX España has been formally notified of fines in the aggregate amount of approximately €456 million (approximately U.S.$625.69 million as of April 3, 2014, based on an exchange rate of €0.7288 to U.S.$1.00) resulting from the July 7, 2011 tax audit process in Spain. The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. CEMEX España intends to appeal such fines. At this stage, as of April 4, 2014, we are not able to assess the likelihood of an adverse result regarding this matter, and the appeals that CEMEX España will file could take an extended amount of time to be resolved, but if all appeals that CEMEX España files are adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

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

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano), or UDI, and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, an association formed by the ready-mix concrete producers in Colombia, for the premature distress of the concrete slabs of the Autopista Norte trunk line of the Transmilenio bus rapid transit system of Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs were seeking the repair of the concrete slabs in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair could have been approximately 100 billion Colombian Pesos (approximately U.S.$50.88 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation against a former director and two officers of the UDI, the builder, the auditor and two ASOCRETO officers. On January 21, 2008, a court issued an order, sequestering the El Tunjuelo quarry, as security for payment of a possible future money judgment against CEMEX Colombia. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit 337.8 billion Colombian Pesos (approximately U.S.$171.88 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00) in cash instead of posting an insurance policy to secure such recovery. CEMEX Colombia appealed this decision and the Superior Court of Bogotá (Tribunal Superior de Bogotá) allowed CEMEX to present an insurance policy in the amount of 20 billion Colombian Pesos (approximately U.S.$10.18 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security and, on July 27, 2009, the court lifted the attachment on the quarry.

On October 10, 2012 the court issued a first instance judgment pursuant to which the accusation made against the ASOCRETO officers was nullified. The judgment also convicted a former UDI director, the builder’s legal representatives and the auditor to a prison term of 85 months and a fine of 32 million Colombian Pesos (approximately U.S.$16,282.34 as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00). As a consequence of the nullification, the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the judicial proceeding appealed the first instance judgment and on August 30, 2013 the Superior Court of Bogotá resolved to reduce the prison term imposed to the former UDI director and the UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian Pesos (approximately U.S.$4,477.64 as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00). Additionally, the UDI officers were sentenced to severally pay the amount of 108,000 million Colombian Pesos (approximately U.S.$54.95 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00) for the damages in the concrete slabs of the Transmilenio bus rapid transit system. Additionally, the Superior Court of Bogotá overturned the penalty imposed to the builder’s legal representatives and auditor because the criminal action against them was time barred. Furthermore, the Superior Court of Bogotá revoked the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. At this stage of the proceedings, as of March 31, 2014, we are not able to assess the likelihood of an adverse result or, due to the number of defendants, the potential damages which could be borne by CEMEX Colombia.

In addition, as a consequence of the premature distress of the concrete slabs of the Autopista Norte trunk line of the Transmilenio bus rapid transit system, six actions were brought against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and currently, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made deceiving advertisements on the characteristics of the flowable fill used in the construction of the line. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, fulfilling all the required technical specifications. CEMEX Colombia neither participated in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. At this stage of the proceedings, as of March 31, 2014, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d. (“CEMEX Croatia”), our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of CEMEX Croatia’s mining concession. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions, including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment and seeking prohibition of implementation of the Master Plans; this appeal is currently under review by the constitutional court in Croatia, and we cannot predict when it will be resolved; and (ii) on May 17, 2006, an administrative proceeding before an administrative court seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The administrative court subsequently ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. As of March 31, 2014, we had not yet been notified of an official declaration from the constitutional court regarding the question of whether the cities of Solin and Kaštela, within the scope of their Master Plans, can unilaterally change the borders of exploited fields. We believe that a declaration of the constitutional court will enable us to seek compensation for the losses caused by the proposed border changes. On June 15, 2012, we were notified that the case had been transferred from the constitutional court to the administrative court as a result of a new law that places the administrative courts in charge of disputes relating to environmental planning. In February 2014, the administrative court requested CEMEX Croatia to declare if it is still interested in proceeding with the concession litigation and if so, to provide additional clarification and documentation to support such claims. As of March 31, 2014, CEMEX Croatia is preparing the requested clarification and documentation to submit before the administrative court. In order to alleviate the adverse impact of the Master Plans, as of March 31, 2014, we are in the process of negotiating a new revised mining concession.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry sought U.S.$60.0 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. After an extensive motion practice and discovery phase of the case, the parties to this proceeding have entered into a settlement. The settlement of this matter did not have a material adverse impact on our results of operations, liquidity and financial condition.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Authority of Civil Aeronautics (Autoridad de Aeronáutica Civil), or AAC, denied a request by our subsidiary Cemento Bayano to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of our cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento

Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, the AAC granted permission to construct the tallest building of the second line, under the following conditions: that (a) Cemento Bayano would assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there would be no further permissions for additional structures. Cemento Bayano filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the AAC issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the AAC issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano requested the abovementioned authority to reconsider its denial. As of March 31, 2014, the AAC had not yet issued a ruling pursuant to our request for reconsideration, and we continue to monitor our request. At this stage, we are not able to determine if the AAC will issue a favorable decision to our request for reconsideration or if such denial would have a material adverse impact on our results of operations, liquidity and financial condition. We are also not able to assess the likelihood of any incident or accident occurring as a result of the construction of the second line of our cement plant and the responsibility, if any, that would be allocated to Cemento Bayano, but if any major incident or accident were to occur and if Cemento Bayano were to be held liable, any responsibility that is formally allocated to Cemento Bayano could have a material adverse impact on our results of operations, liquidity and financial condition.

Texas General Land Office Litigation. The Texas General Land Office (the “GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also sought injunctive relief, although the State did not pursue such relief. On December 17, 2009, the Texas state district court granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court severed the parties’ ancillary claims, including CEMEX’s counter claims and third-party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010. Both parties submitted briefs and the Court of Appeals heard oral arguments on May 3, 2011. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the materials on the lands mined by CEMEX and its predecessors in interest. On November 16, 2011, CEMEX petitioned the Texas Supreme Court for review of the El Paso Court of Appeals’ decision. On February 23, 2012, the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay U.S.$750,000 in five equal installments of U.S.$150,000 per year and has entered into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. Further, CEMEX’s pending appeal to the Texas Supreme Court has been withdrawn and all ancillary claims that were held in abeyance have been dismissed. As of March 31, 2014, we do not expect a material adverse impact on our results of operations, liquidity and financial condition as a result of this settlement.

Strabag Arbitration. Following an auction process, CEMEX (through its subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell its operations in Austria (then consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (then consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$427.05 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00). On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, CEMEX notified Strabag that CEMEX considered their purported rescission invalid. CEMEX rescinded the SPA with effect from September 16, 2009 and on

October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that CEMEX’s rescission was lawful and effective and claiming damages in a substantial amount. On December 23, 2009, Strabag filed its answer to CEMEX’s request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim. The arbitral tribunal was constituted on February 16, 2010 and after a series of procedural hearings and submissions by both parties a final award dated May 29, 2012 was notified to CEMEX on June 1, 2012. According to this final award, the arbitral tribunal declared Strabag’s rescission of the SPA unlawful and ineffective, and ordered Strabag to pay CEMEX: (i) damages in the amount of €30 million (approximately U.S.$41.33 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00) with interest thereon from the date of the Request for Arbitration (October 19, 2009) until payment in full at the rate of 8.32% per annum; (ii) default interest for the period of July 7, 2009 through September 16, 2009 in the amount of approximately €5 million (approximately U.S.$6.89 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00) with interest thereon from the date of the statement of claim (June 30, 2010) until payment in full at the rate of 4% per annum; (iii) U.S.$250,000 as partial compensation for CEMEX’s ICC costs of arbitration and (iv) €750,551 (approximately U.S.$1.03 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00) as compensation for CEMEX’s legal costs incurred in the proceedings. Also, Strabag’s counterclaim was dismissed. Strabag filed an annulment action before the Swiss Federal Court on July 2, 2012.

In relation to the annulment process with the Swiss Federal Court, on July 20, 2012, Strabag paid us, through RMC Holdings B.V., the amounts ordered by the arbitral tribunal on its final award dated May 29, 2012 (principal plus surplus accrued interest) totaling approximately €43 million (approximately U.S.$59.24 million as of March 31, 2014, based on an exchange rate of €0.7259 to U.S.$1.00) and U.S.$250,521, and, in order to secure the potential obligation for RMC Holdings B.V. to repay these amounts to Strabag in the event that the Swiss Federal Supreme Court resolved to annul the May 29, 2012 final award, RMC Holdings B.V. pledged in favor of Strabag 496,355 shares (representing approximately a 33% stake) in its subsidiary CEMEX Austria AG. On September 6, 2012, we presented our reply to the annulment action before the Swiss Federal Court. The Swiss Federal Court rendered its judgment on February 20, 2013, rejecting the annulment action brought by Strabag and ordering Strabag to bear the Court costs amounting to CHF100,000 (approximately U.S.$113,071.01 as of March 31, 2014, based on an exchange rate of CHF0.8844 to U.S.$1.00) and to compensate RMC Holdings B.V. with an amount of CHF200,000 (approximately U.S.$226,142.02 as of March 31, 2014, based on an exchange rate of CHF0.8844 to U.S.$1.00) for costs incurred in the proceedings. As a result, the pledge made in favor of Strabag was cancelled on March 4, 2013.

Colombian Water Use Litigation. On June 5, 2010, the District of Bogotá’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá), or the Environmental Secretary, issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) were ordered to suspend mining activities in that area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies illegally changed the course of the Tunjuelo River, used the percolating waters without permission and improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the Environmental Secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogotá, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$152.65 million as of March 31, 2014, based on an exchange rate of 1,965.32 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. At this stage, as of March 31, 2014, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our results of operations, liquidity and financial condition.

Israeli Class Action Litigation. On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application was filed by a homeowner who built his house with concrete supplied by our Israeli subsidiary in October 2010. According to the application, the plaintiff claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that, as a result, our Israeli subsidiary acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with the Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our Israeli subsidiary during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekels (approximately U.S.$79.15 million as of March 31, 2014, based on an exchange rate of 3.487 Israeli Shekels to U.S.$1.00). Our Israeli subsidiary submitted a formal response to the corresponding court. Both parties presented their preliminary arguments in a hearing held on November 4, 2013. The next hearing has been scheduled for April 28, 2014. As of March 31, 2014, our subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, but if adversely resolved, we do not believe the final resolutions would have a material adverse impact on our results of operations, liquidity and financial condition.

Egypt Share Purchase Agreement. On September 13, 2012, the first instance court of Assiut, Egypt issued a judgment (the “First Instance Judgment”) to (i) annul the Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company pursuant to which CEMEX acquired a controlling interest in ACC; and (ii) reinstate former employees to their former jobs at ACC. The First Instance Judgment was notified to ACC on September 19, 2012. On October 18, 2012, ACC filed an appeal against the First Instance Judgment, which was followed by Metallurgical Industries Company’s appeal filed on October 20, 2012. Hearings with the Appeals Court in Assiut, Egypt (the “Appeals Court”) were held on December 19, 2012, January 22, 2013, April 16, 2013, June 16, 2013, September 14, 2013, October 23, 2013 and November 17, 2013. At the November 17, 2013 hearing the Assiut court decided to join the appeals filed by ACC and Metallurgical Industries Company and adjourned the session to January 20, 2014 to render judgment. On January 20, 2014, the Appeals Court issued a judgment (the “Appeal Judgment”) accepting the appeals, revoking the First Instance Judgment, ruling for non-qualitative jurisdiction of the first instance court to review the case and referred the matter to the administrative court in Assiut, Egypt (the “Administrative Court”) for a hearing to be held on March 16, 2014, which was rescheduled to April 19, 2014, and which was further rescheduled to May 17, 2014 because the case file was not timely referred to the Administrative Court. Furthermore, the Appeals Court ruled that each of ACC and Metallurgical Industries Company should bear the appeal expenses and attorney fees. On March 12, 2014, ACC filed an appeal before the Cassation Court against the part of the Appeal Judgment that refers to the referral of the case to the Administrative Court and payment of the appeal expenses and attorney fees, and requested a suspension of the Appeal Judgment execution in respect to these matters until the Cassation Court renders its judgment. On April 22, 2014, the Presidential Decree on Law No. 32 of 2014 (“Law 32/2014”), which regulates legal actions to challenge agreements entered into by the Egyptian State (including its ministries, departments, special budget entities, local administrative units, authorities and state-participated companies) and third parties, was published in the Official Gazette, becoming effective as of April 23, 2014, but subject to its presentation, discussion and approval by the House of Representatives once it has been elected. As per the provisions of Law 32/2014, and considering certain exceptions, only the parties to these agreements have standing to challenge the validity of an agreement. We are currently analyzing the effects of Law 32/2014, which we currently expect will result in the dismissal of these proceedings in favor of ACC, without nullification of the Share Purchase Agreement, such that this matter should not have an adverse impact on our results of operations, liquidity and financial condition unless Law 32/2014 is not presented, discussed and ratified by the House of Representatives.

South Louisiana Flood Protection Authority-East Claim. On July 24, 2013 a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East (“SLFPAE”) in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants including CEMEX, Inc. SLFPAE is seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980’s. The matter was recently removed to the United States District Court for the Eastern District of Louisiana and a motion by the Plaintiffs to remand to State Court is pending. As of March 31, 2014, we do not have sufficient information to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX, Inc., if any, or if such damages, if any, would have or not a material adverse impact on our results of operations, liquidity and financial condition.

As of March 31, 2014, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position and results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.

Item 4A—Unresolved Staff Comments

Not applicable.

Item 5—Operating and Financial Review and Prospects

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under the Facilites Agreement entered into with our major creditors and our obligations under the indentures that govern the Senior Secured Notes and our other debt instruments;

•	our ability to consummate asset sales and to achieve cost-savings from our cost-reduction initiative and implement our global pricing initiatives for our products;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	other risks and uncertainties described under “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

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

The following table sets forth selected consolidated financial information as of December 31, 2013 and 2012 and for each of the three years ended December 31, 2013 by principal geographic segment expressed as an approximate percentage of our total consolidated group. We operate in countries and regions with economies in different stages of development and structural reform and with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of business, financial condition and results of operations, depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions.

	Net Sales For the Period Ended December 31,			Operating Earnings Before Other Expenses, Net For the Period Ended December 31,			Total Assets at December 31,
	2011(1)	2012(1)	2013(1)	2011(2)	2012(2)	2013(2)	2012(2)	2013(2)
Mexico	21%	21%	20%	109%	79%	53%	17%	15%
United States	16%	19%	20%	(67)%	(36)%	(15)%	43%	42%
Northern Europe
United Kingdom	8%	7%	7%	(1)%	5%	1%	6%	6%
Germany	8%	7%	7%	2%	(2)%	1%	3%	3%
France	7%	6%	6%	9%	4%	4%	3%	3%
Rest of Northern Europe	7%	6%	6%	5%	6%	2%	3%	3%
The Mediterranean
Spain	4%	2%	2%	8%	4%	(1)%	5%	5%
Egypt	3%	3%	3%	20%	11%	10%	2%	1%
Rest of the Mediterranean	4%	4%	5%	6%	4%	5%	1%	2%
SAC
Colombia	5%	6%	6%	22%	27%	25%	3%	4%
Rest of SAC	7%	8%	7%	25%	22%	20%	4%	3%
Asia
Philippines	2%	2%	3%	3%	4%	4%	2%	2%
Rest of Asia	1%	1%	1%	—	—	—	1%	—
Corporate and Other Operations	7%	8%	7%	(41)%	(28)%	(9)%	7%	11%
Combined	202,260	209,912	209,506	11,862	17,001	19,504	478,797	496,130
Eliminations	(12,373)	(12,876)	(13,845)	—	—	—	—	—

Consolidated	189,887	197,036	195,661	11,862	17,001	19,504	478,797	496,130

(1)	Percentages by reporting segment are determined before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined after eliminations resulting from consolidation.

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

Income Taxes

Our operations are subject to taxation in many different jurisdictions throughout the world. Under IFRS, we recognize deferred tax assets and liabilities using a balance sheet methodology which requires a determination of the temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax loss carrying forwards as well as other recoverable tax and credits, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Our worldwide tax position is highly complex and subject to numerous laws that require interpretation and application and that are not consistent among the countries in which we operate. Significant judgment is required to appropriately assess the amounts of tax assets and liabilities. We expect to recover or settle the carrying amount of our assets and liabilities at the end of the reporting period. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

For the recognition of deferred tax assets derived from net operating losses and their corresponding valuation reserve, we make an assessment of:

(a) the aggregate amount of self-determined tax loss carryforwards included in our income tax returns in each country where we consider, based on available evidence, that the tax authorities would not reject such self-determined tax loss carryforwards; and

(b) the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income.

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

The income tax effects from an uncertain tax position are recognized when it is more-likely-than-not that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The more-likely-than-not threshold represents a positive assertion by management that we are entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are recognized. Our policy is to recognize interest and penalties related to unrecognized tax benefits as part of the income tax in the consolidated statements of operations.

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

Derivative financial instruments

In compliance with the guidelines established by our risk management committee and the restrictions in our debt agreements and debt instruments, we use derivative financial instruments such as interest rate and currency swaps, currency and equity forward arrangements, and other instruments, in order to change the risk profile associated with changes in interest rates, the foreign exchange rates of debt agreements, or both, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) purchases of certain commodities, and (iii) our net assets in foreign subsidiaries. These instruments have been negotiated with institutions with significant financial capacity; therefore, we consider the risk of non-compliance with the obligations agreed upon by such counterparties to be minimal.

Derivative financial instruments are recognized as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Other financial expense, net” for the period in which they occur, except for changes in the fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result, which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, we have not designated derivative financing instruments as cash flows or fair value hedges. See note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, we believe the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Accrued interest generated by derivative financial instruments, when applicable, is recognized as financial expense, adjusting the effective interest rate of the related debt.

Pursuant to their recognition at fair value under IFRS, our balance sheets and statements of operations are subject to volatility arising from variations in interest rates, exchange rates, share prices and the counterparty’s credit risk, among other conditions established in our derivative financial instruments. The estimated fair value under IFRS represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation, that is, an exit price or a market-based measurement.

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

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•	Level 2 inputs are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility, credit spreads and other market corroborated inputs, including inputs extrapolated from other observable inputs. In the absence of Level 1 inputs CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•	Level 3 inputs are unobservable inputs for the asset or liability. We use unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

Significant judgment and estimates by management are required to appropriately identify the corresponding level of fair value applicable to each derivative financing transaction, as well as to assess the amounts of the resulting assets and liabilities, mainly in respect of level 2 and level 3 fair values, in order to account for the effects of derivative financial instruments in the financial statements. See note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

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

Impairment of long-lived assets

Our balance sheet reflects significant amounts of long-lived assets (including property, machinery and equipment, intangible assets of definite life and other investments) associated with our operations throughout the world. Many of these amounts have resulted from past acquisitions, which have required us to reflect these assets at their fair market values at the dates of acquisition. According to their characteristics and the specific accounting rules related to them, we assess the recoverability of our long-lived assets at least once a year, normally during the fourth quarter, as is the case for goodwill, or whenever events or circumstances arise that we believe trigger a requirement to review such carrying values, as is the case with property, machinery and equipment and intangible assets of definite life.

Property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in our operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset.

Goodwill and other intangible assets of indefinite life are tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances have been allocated, which consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill has been allocated. Other intangible assets of indefinite life may be tested at the CGU or group of CGUs level, depending on their allocation. We determine discounted cash flows generally over periods of 5 years. In specific circumstances, when, according to our experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide the Company with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the extent we have detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. The number of additional periods above the standard period of 5 years of cash flow projections up to 10 years is determined by the extent to which future expected average performance resembles the historical average performance. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, we determine the fair value of our reporting units using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss under IFRS is recognized within other expenses, net, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

For the years ended December 31, 2011, 2012 and 2013, the geographic segments we reported in note 4 to our 2013 audited consolidated financial statements included elsewhere in this annual report, each integrated by groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment. In arriving at this conclusion, we considered: (a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; (b) that the operating components that comprise the reported segment have similar economic characteristics; (c) that the reported segments are used by us to organize and evaluate its activities in its internal information system; (d) the homogenous nature of the items produced and traded in each operative component, which are all used by the construction industry; (e) the vertical integration in the value chain of the products comprising each component; (f) the type of clients, which are substantially similar in all components, (g) the operative integration among components; and (h) the compensation system of specific county is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, we use, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect to inputs that behave according to international prices, such as gas and oil. We use specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by group of CGUs obtained. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by group of CGUs obtained. Additionally, we monitor the lives assigned to these long-lived assets for purposes of depreciation and amortization, when applicable. This determination is subjective and is integral to the determination of whether impairment has occurred.

During the last quarter of 2011, 2012 and 2013, we performed our annual goodwill impairment test. Based on these analyses, in 2013 and 2012 we did not determine impairment losses of goodwill, whereas, in 2011, we determined an impairment loss of goodwill for approximately Ps145 million (U.S.$12 million) associated with our groups of CGUs to which goodwill has been allocated in Latvia, representing 100% of the goodwill balance associated with such country. The estimated impairment loss was mainly attributable to market dynamics in this country and its position in the business economic cycle, generating that the net book value exceeded its respective recoverable amount. See note 15C to our 2013 audited consolidated financial statements included elsewhere in this annual report.

Pre tax discount rates and long-term growth rates used in the reporting units that represent most of the consolidated balance of goodwill under IFRS in 2011, 2012 and 2013 are as follows:

	Discount rates			Growth rates
Reporting units	2011	2012	2013	2011	2012	2013
United States	10.7%	9.9%	9.8%	2.5%	2.5%	2.5%
Spain	12.0%	11.5%	11.4%	2.5%	2.5%	2.3%
Mexico	11.4%	10.7%	10.9%	2.5%	3.0%	3.8%
Colombia	11.6%	10.7%	10.9%	2.5%	3.5%	4.2%
France	11.5%	10.3%	10.7%	2.5%	1.9%	1.7%
United Arab Emirates	13.9%	13.3%	12.2%	2.5%	3.6%	3.4%
United Kingdom	11.0%	10.3%	10.5%	2.5%	2.7%	2.1%
Egypt	13.0%	13.5%	13.0%	2.5%	4.0%	4.0%
Range of discount rates in other countries	11.8%—14.0%	11.1%—13.3%	11.0%—12.3%	2.50%	3.4%—4.0%	2.4%—5.0%

As of December 31, 2013, the discount rates we used in our cash flow projections changed slightly from the values determined in 2012, in each case, mainly as a result of variations in the country specific sovereign yield as compared to the prior year. In respect to long-term growth rates, following general practice under IFRS, beginning in 2012, we started the use of country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with our assumptions included in the table above, as of December 31, 2011, 2012 and 2013, we performed sensitivity analyses to changes in assumptions, affecting the value in use of all groups of cash-generating units with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, we performed cross-check analyses for reasonableness of our results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of our discounted cash flow model; we determined a weighted average of multiples of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of cash-generating units to which goodwill has been allocated. As of December 31, 2012 and 2013, we considered an industry weighted average Operating EBITDA multiple of 10.3 times in both periods. Our own EBITDA multiples to enterprise value as of the same dates were 10.6 times in 2012 and 11.6 times in 2013. The lowest multiple observed in our benchmark as of December 31, 2012 and 2013 was 7.2 times in both periods, and the highest was 21.3 times and 20.9 times, respectively.

As of December 31, 2013, none of our sensitivy analyses resulted in a relative impairment risk in our operating segments. As of December 31, 2012, the impairment charges resulting from the sensitivity analyses that would have resulted from an independent change of each one of the variables and/or by the use of multiples of Operating EBITDA, regarding the operating segment that presented a relative impairment risk, would have been as follows:

As of December 31, 2012		Sensitivity analysis of described change in assumptions
(Amounts in millions)		Recognized impairment charges	Discount rate + 1pt	Long-term growth rate - 1pt	Multiples of Operating EBITDA

Spain	U.S.$	—	99	—	39
United Arab Emirates		—	8	—	—

Nonetheless, we will continue to monitor the evolution of the specific cash-generating units to which goodwill has been allocated that presented relative goodwill impairment risk and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

We mantain a market capitalization significantly lower than our levels prior to the 2008 global crisis, which we believe is due to factors such as: a) the contraction of the construction industry in the United States, which has experienced a continued slow recovery after the 2008 crisis, that has significantly affected our operations in such country and consequently our overall generation of cash flows; b) our significant amount of consolidated debt and our operating since August 2009 under the 2009 Financing Agreement (see note 16A to our 2013 audited consolidated financial statements included elsewhere in this annual report), has also significantly affected our valuation, considering the high uncertainty perceived by stakeholders regarding our odds of successfully achieving the different milestones established with our main creditors; and c) the transfer of capital during the last few years, mainly due to high volatility generated by continued liquidity problems in certain European countries, from variable income securities in developing countries such as Mexico to fixed income securities in developed countries such as the United States. The market price of CEMEX, S.A.B. de C.V.’s CPOs has recovered significantly after we entered into the Facilities Agreement (see note 16A to our 2013 audited consolidated financial statements included elsewhere in this annual report). In U.S. Dollar terms, our market capitalization increased by approximately 25% in 2013 compared to 2012, to approximately U.S.$13.5 billion (Ps176.1 billion).

Goodwill allocated to the United States accounted for approximately 77% of our total amount of consolidated goodwill as of December 31, 2012 and 2013. In connection with our determination of value in use relative to our groups of CGUs in the United States as of December 31, 2013 and 2012, we have considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of our investment, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. We has also considered recent developments in our operations in the United States, such as the 7%, 20% and 8% increases in ready-mix concrete volumes in 2011, 2012 and 2013, respectively, and the 3%, 4% and 6% increases in 2011, 2012 and 2013, respectively, of ready-mix concrete prices, respectively, which are key drivers for cement consumption and our profitability, and which trends are expected to continue over the next few years, as anticipated in our cash flow projections.

In addition, as mentioned above, we performed a reasonableness test of the estimated value in use by performing a sensitivity analysis on key cash flow assumptions, and estimated the recoverable amount by using the method of multiples of Operating EBITDA.

Based on the above, considering economic assumptions that were verified for reasonableness with information generated by external sources, to the extent available, the value in use of the our operating segment in the United States exceeded the respective carrying amount for goodwill impairment test purposes as of December 31, 2012 and 2013. The additional sensitivity analyses were as follows:

		2012	2013
Basic test	U.S.$	3,933	5,275
Sensitivity to plus 1 percent point in discount rate		1,390	1,131
Sensitivity to minus 1 percent point in long-term growth		2,574	2,263
Excess of multiples of Operating EBITDA over carrying amount		1,106	1,878

As of December 31, 2012 and 2013, we consider that our combination of discount rate and long-term growth rate applied in the base model for our group of cash-generating units in the United States to which goodwill has been allocated reflect the particular risk factors existing as of the date of analysis.

In addition, we have significant balances of property, machinery and equipment. During 2011, 2012 and 2013, we recognized impairment losses of property, plant and equipment, mainly in connection with the permanent closing of operating assets for an aggregate amount of approximately Ps 1,249 million (U.S.$89 million), Ps542 million (U.S.$41 million) and Ps1,358 million (U.S.$106 million), respectively. See note 14 to our 2013 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2012 and 2013, the consolidated balances of property, machinery and equipment, net, represented approximately 44.5% and 41.5%, respectively, of our total consolidated assets. Property, machinery and equipment are tested for impairment upon the occurrence of factors, such as a significant adverse event, changes in our operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each CGU, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of such asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset. Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. The main assumptions utilized to develop these estimates are a discount rate that reflects the risk of the cash flows associated with the assets evaluated and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers of commerce.

As a result of impairment tests conducted on several cash-generating units considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting our supply to current demand conditions and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2013 and 2012, we adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during their remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses in the following countries for the following amounts:

	For the Year Ended December 31,
	2012	2013
	(in millions of Mexican Pesos)
Spain	Ps—	Ps 917
Puerto Rico	—	187
United States	71	134
Germany	128	59
Mexico	203	36
Latvia	38	2
Ireland	64	—
Other countries	38	23

	Ps542	Ps1,358

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

Asset retirement obligations

We recognize unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase of the liability, related to the passage of time is charged to the line item “Other financial expenses, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively.

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that at the end of their operation, raw materials extraction sites, maritime terminals and other production sites are left in acceptable condition. Significant management judgment is required in assessing the estimated cash outflows that will be disbursed upon retirement of the related assets. See notes 17 and 24 to our 2013 audited consolidated financial statements included elsewhere in this annual report.

Transactions in our own stock

From time to time we have entered into various transactions involving our own stock. These transactions have been designed to achieve various financial goals but were primarily executed to give us a means of satisfying future transactions that may require us to deliver significant numbers of shares of our own stock. These transactions are described in detail in the notes to our 2013 audited consolidated financial statements included elsewhere in this annual report. We have viewed these transactions as hedges against future exposure even though they do not meet the definition of hedges under accounting principles. There is significant management judgment necessary to properly account for these transactions, as the obligations underlying the related transactions are required to be reflected at market value, with the changes in such value reflected in our income statement, including the mandatory convertible securities embedded and our optional convertible notes. These transactions raise the possibility that we could be required to reflect losses on the transactions in our own shares without having a converse reflection of gains on the transactions under which we would deliver such shares to others. See note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

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

The combined effect of the use of alternate fuels that help reduce the emission of CO2 and the downturn in produced cement volumes in the EU, has generated a surplus of emission rights held over the estimated CO2 emissions in recent years. From the consolidated surplus of emission rights, during 2011, we sold an aggregate amount of approximately 13.4 million certificates, receiving revenues of approximately Ps1,518 million (U.S.$122 million), respectively. During 2012 and 2013, there were no sales of emission rights.

Significant judgment by management is required to appropriately assess estimated CO2 emissions and resulting excesses or deficit of allowances.

Revenue recognition

We consolidated net sales represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of related parties transactions and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenues from trading activities, in which we acquire finished goods from a third party and subsequently we sell the goods to another third party, are recognized on a gross basis, considering that we assume the total risk of property on the goods purchased and we are not acting as agent or broker.

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

The percentage of completion of construction contracts represents the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs or the surveys of work performed or the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short or long term advanced payments, as appropriate.

Results of Operations

Consolidation of Our Results of Operations

Our audited consolidated financial statements, included elsewhere in this annual report, include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

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

All significant balances and transactions between related parties have been eliminated in consolidation.

For the periods ended December 31, 2011, 2012 and 2013, our consolidated results reflect the following transactions:

•	In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. CEMEX recognized within “Other equity reserves” a gain of approximately U.S. $630 million (approximately Ps8,096 million). See “—Investments, Acquisitions and Divestitures—Divestitures” for additional information regarding the CEMEX Latam Offering.

•	In October 2012, Corporación Cementera Latinoamericana, S.L.U. (Sociedad Unipersonal), an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in CEMEX Guatemala, S.A., CEMEX’s subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing within “Other equity reserves” a loss of approximately U.S.$32 million (approximately Ps411 million).

•	On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% interest in Readymix plc, our main subsidiary in Ireland, that had not been owned by us for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

•

In August 2011, as a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2013 audited consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of

August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date, and Ready Mix USA, LLC generated an aggregate gain of approximately U.S.$24 million (approximately Ps316 million), which was recognized within “Other expenses, net.” During 2012 after the completion of the purchase price allocation, there were changes in the values of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately U.S.$1 million (approximately Ps13 million). Our 2012 20-F includes the balance sheet of Ready Mix USA, LLC as of December 31, 2012, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,352 million, and its results of operations for the nine-month period ended December  31, 2011.

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2011, 2012 and 2013 expressed as a percentage of net sales.

	Year Ended December 31,
	2011	2012	2013
Net sales	100%	100%	100%
Cost of sales	(71.7)	(70.4)	(68.9)

Gross profit	28.3	29.6	31.1

Administrative and selling expenses	(13.5)	(12.1)	(12.3)
Distribution expenses	(8.5)	(8.9)	(8.8)

Total administrative, selling and distribution expenses	(22.0)	(21.0)	(21.1)

Operating earnings before other expenses, net	6.3	8.6	10.0

Other expenses, net	(2.8)	(2.8)	(2.5)

Operating earnings	3.5	5.8	7.5

Financial expense	(8.9)	(9.4)	(10.2)
Other financial (expense) income, net	(1.2)	0.5	0.9
Equity in (loss) gain of associates	(0.1)	0.4	0.1

Loss before income tax	(6.7)	(2.7)	(1.7)

Income taxes	(6.4)	(3.1)	(3.2)

Consolidated net loss	(13.1)	(5.8)	(4.9)

Non-controlling interest net income	—	0.3	0.6

Controlling interest net loss	(13.1)	(6.1)	(5.5)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2013 compared to the year ended December 31, 2012 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “—Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
		Ready-Mix			Ready-Mix
Geographic Segment	Cement	Concrete	Cement	Cement	Concrete
Mexico	-8%	-6%	+6%	-3%	Flat
United States	+5%	+8%	—	+3%	+6%
Northern Europe
United Kingdom	+7%	+4%	—	-3%	+2%
Germany	+1%	-4%	-9%	-1%	+5%
France	—	-6%	—	—	+2%
Rest of Northern Europe(2)	-10%	-4%	-7%	+5%	+1%
Mediterranean
Spain	-28%	-27%	-13%	+5%	-5%
Egypt	+7%	-11%	—	+14%	+15%
Rest of the Mediterranean(3)	-2%	+15%	+100%	-2%	+8%
SAC
Colombia	+1%	+8%	—	+5%	+8%
Rest of SAC(4)	+5%	-4%	—	-2%	+4%
Asia
Philippines	+8%	—	-28%	+5%	—
Rest of Asia(5)	-4%	-12%	—	+9%	+4%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.

On a consolidated basis, our cement sales volumes decreased approximately 1%, from 65.8 million tons in 2012 to 65 million tons in 2013, and our ready-mix concrete sales volumes remained flat at approximately 54.9 million cubic meters in 2012 and 2013. Our net sales decreased approximately 1%, from Ps197 billion in 2012 to Ps195.7 billion in 2013, and our operating earnings before other expenses, net, increased approximately 15%, from Ps17 billion in 2012 to Ps19.5 billion in 2013.

The following tables present selected financial information of net sales and operating earnings before other expenses, net, for each of our geographic segments for the years ended December 31, 2013 and 2012. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Net Sales For the Year Ended December 31,
				2012	2013
				(in millions of Mexican Pesos)
Mexico	-8%	—	-8%	Ps 44,412	Ps 40,932
United States	+8%	-2%	+6%	40,319	42,582
Northern Europe
United Kingdom	+2%	-4%	-2%	14,620	14,368
Germany	-6%	+1%	-5%	14,406	13,715
France	Flat	+1%	+1%	13,324	13,393
Rest of Northern Europe(2)	-7%	+3%	-4%	12,778	12,250
Mediterranean
Spain	-21%	+1%	-20%	4,841	3,856
Egypt	+16%	-19%	-3%	6,382	6,162
Rest of the Mediterranean(3)	+19%	-2%	+17%	8,160	9,517
SAC
Colombia	+18%	-7%	+11%	11,932	13,203
Rest of SAC(4)	+2%	-8%	-6%	16,450	15,527
Asia
Philippines	+12%	-4%	+8%	4,704	5,067
Rest of Asia(5)	-2%	-2%	-4%	2,430	2,330
Others(6)	-9%	+19%	+10%	15,154	16,604

Net sales before eliminations			Flat	Ps 209,912	Ps 209,506
Eliminations from consolidation				(12,876)	(13,845)

Consolidated net sales			-1%	Ps 197,036	Ps 195,661

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations Net of inflation effect	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2012	2013
				(in millions of Mexican Pesos)
Mexico	-24%	—	-24%	Ps 13,403	Ps 10,247
United States	+54%	-2%	+52%	(6,059)	(2,906)
Northern Europe
United Kingdom	-98%	+11%	-87%	914	123
Germany	+154%	+5%	+159%	(311)	183
France	-2%	—	-2%	759	742
Rest of Northern Europe(2)	-52%	—	-52%	879	421
Mediterranean
Spain	–142%	–1%	-141%	659	(269)
Egypt	+19%	-19%	Flat	1,917	1,911
Rest of the Mediterranean(3)	+51%	-5%	+46%	762	1,109
SAC
Colombia	+17%	-7%	+10%	4,509	4,964
Rest of SAC(4)	+16%	-11%	+5%	3,656	3,843
Asia
Philippines	+39%	+4%	+43%	596	853
Rest of Asia(5)	+249%	-140%	+109%	35	73
Others(6)	-9%	+71%	+62%	(4,718)	(1,790)

Operating earnings before other expenses, net			+15%	Ps 17,001	Ps 19,504

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the change in Euros), net, in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.
(6)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales decrease approximately 1%, from Ps197.0 billion in 2012 to Ps195.7 billion in 2013. The decrease was primarily attributable to lower volumes and prices from our operations in Mexico and Spain, partially mitigated by higher volumes and prices in local currency terms in the United States and Colombia. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included elsewhere in this annual report).

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 8% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 6% over the same period. Our net sales from our operations in Mexico represented approximately 20% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. The decrease in domestic cement and ready-mix concrete sales volumes were primarily attributable to homebuilder´s working capital financial constraints and high levels of inventories, resulting in lower demand in residential sector. The decrease in sales volumes was partially offset by positive performance in the industrial and commercial sectors and infrastructure spending accelerated during the second half of 2013. Our cement export volumes of our operations in Mexico, which represented approximately 7% of our Mexican cement sales volumes for the year ended December 31, 2013, increased approximately 6% in 2013 compared to 2012, primarily as a result of higher export volumes to South America, Central American and the Caribbean, and the United States. Of our total cement export volumes from our operations in Mexico during 2013, approximately 17% was shipped to the United States, 19% to Central America and the Caribbean and 64% to South America. Our average sales price of domestic cement from our operations in Mexico decreased approximately 3%, in Mexican Peso terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete remained flat, in Mexican Peso terms, over the same period. For the year ended December 31, 2013, cement represented approximately 52%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 24% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and domestic cement average sale prices, our net sales in Mexico, in Mexican Peso terms, decreased approximately 8% in 2013 compared to 2012.

United States

Our domestic cement sales volumes from our operations in the United States increased approximately 5% in 2013 compared to 2012, and ready-mix concrete sales volumes increased approximately 8% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the U.S. resulted primarily from the strong fundamentals such as high affordability, large pent-up demand and low levels of inventories that continued to be the main driver of the demand in the residential sector. In addition, the industrial and commercial sectors also contributed favorably to demand growth and the infrastructure sector showed a slight improvement in highway spending. Our operations in the United States represented approximately 20% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic cement sales price of our operations in the United States increased approximately 3%, in U.S. Dollar terms, in 2013 compared to 2012, and our average ready-mix concrete sales prices increased approximately 6%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2013, cement represented approximately 29%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 36% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes as well as the increase in average domestic cement and ready-mix concrete sales prices, net sales from our operations in the United States, in U.S. Dollar terms, increased approximately 8% in 2013 compared to 2012.

Northern Europe

In 2013, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 26% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our operations in the Northern Europe region represented approximately 15% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased approximately 7% in 2013 compared to 2012, and ready-mix concrete sales volumes increased approximately 4% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the improved macroeconomic conditions that contributed to higher activity in the country. In addition, the residential sector continued driving the demand for our products, which benefited from the governmental incentives to promote home ownership. Our operations in the United Kingdom represented approximately 7% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom decreased approximately 3%, in Pound terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the year ended December 31, 2013, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average ready-mix concrete sales prices, partially offset by the decrease in domestic cement average sales prices, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 2% in 2013 compared to 2012.

Germany

Our domestic cement sales volumes from our operations in Germany increased approximately 1% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 4% over the same period. The decrease in ready-mix concrete sales volumes resulted primarily from adverse weather conditions that mitigated the demand for our products. The decrease in ready-mix concrete sales volumes, was partially offset by low unemployment and mortgage rates, as well as higher wages and salaries that contributed to an increase activity in the residential sector, which was the main driver of demand for our products. Moreover, the performance of the infrastructure sector remained stable. Our cement export volumes of our operations in Germany, which represented approximately 29% of our Germany cement sales volumes for the year ended December 31, 2013, decreased approximately 9% in 2013 compared to 2012, primarily as a result of lower export volumes to Europe. Our operations in Germany represented approximately 7% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany decreased approximately 1%, in Euro terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 5%, in Euro terms, over the same period. For the year ended December 31, 2013, cement represented approximately 26%, ready-mix concrete approximately 37% and our aggregates and other businesses approximately 37% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in ready-mix concrete sales volumes and domestic cement sales price, partially offset by the increases in domestic cement sales volumes and ready-mix concrete average sales prices, net sales from our operations in Germany, in Euro terms, decreased approximately 6% in 2013 compared to 2012.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 6% in 2013 compared to 2012. The decrease in ready-mix concrete sales volumes resulted primarily from a high level of unemployment, a less attractive buy-to-let program and limited credit availability which affected the performance in the residential sector. In contrast, the activity in the industrial and commercial sectors, especially in industrial buildings, mitigated the decline in volumes. The infrastructure activity continues to be supported by a number of ongoing highway and high-speed-railway projects. Our operations in France represented approximately 6% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased approximately 2%, in Euro terms, in 2013 compared to 2012. For the year ended December 31, 2013, ready-mix concrete represented approximately 71% and our aggregates and other businesses approximately 29% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in ready-mix concrete sales volumes, offset by the increase in ready-mix concrete average sales prices, net sales from our operations in France, in Euro terms, remained flat in 2013 compared to 2012.

Rest of Northern Europe

In 2013, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment decreased approximately 10% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 4% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from lower activity in the infrastructure sector as well as high levels of unemployment and limited credit availability in the residential sector, mainly in Poland. Our cement export volumes of our operations in the Rest of Northern Europe, which represented approximately 24% of our Rest of Northern Europe cement sales volumes for the year ended December 31, 2013, decreased approximately 7% in 2013 compared to 2012, primarily as a result of lower export volumes to Europe and Asia. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 6% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment increased approximately 5%, in Euro terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 1%, in Euro terms, over the same period. For the year ended December 31, 2013, cement represented approximately 39%, ready-mix concrete approximately 41% and our aggregates and other businesses approximately 20% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially mitigated by increases in average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, decreased approximately 7% in 2013 compared to 2012.

The Mediterranean

In 2013, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 10% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 28% in 2013 compared to 2012, while ready-mix concrete sales volumes decreased approximately 27% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from government spending cuts that kept infrastructure activity at low levels and a gradual reduction in home inventories in the residential sector, while house prices showed signs of stabilization. Our operations in Spain represented approximately 2% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 48% of our Spain cement sales volumes for the year ended December 31, 2013, decreased approximately 13% in 2013 compared to 2012, primarily as a result of lower export volumes to Africa and Europe. Of our total cement export volumes of our operations in Spain during 2013, approximately 10% to Central America and the Caribbean, approximately 24% was shipped to Europe and to the Middle East and approximately 66% to Africa. Our average sales price of domestic cement of our operations in Spain increases approximately 5%, in Euro terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete decreases approximately 5%, in Euro terms, over the same period. For the year ended December 31, 2013, cement represented approximately 71%, ready-mix concrete approximately 16% and our aggregates and other businesses approximately 13% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and ready-mix average sales prices, partially offset by increase in our domestic cement sales prices, net sales from our operations in Spain, in Euro terms, decreased approximately 21% in 2013 compared to 2012.

Egypt

Our domestic cement sales volumes from our operations in Egypt increased approximately 7% in 2013 compared to 2012, while ready-mix concrete sales volumes decreased approximately 11% over the same period. The increase in domestic cement sales volumes resulted primarily from the informal residential sector that continues to be the main driver of demand. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms. Our average sales price of domestic cement increased approximately 14%, in Egyptian pound terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 15%, in Egyptian pound terms, over the same period. For the year ended December 31, 2013, cement represented approximately 91%, ready-mix concrete approximately 6% and our aggregates and other businesses approximately 3% of net sales from our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and domestic cement and ready-mix concrete average sale prices, partially offset by the decrease in ready-mix concrete sales volumes, our net sales in Egypt, in Egyptian pound terms, increased approximately 16% in 2013 compared to 2012.

Rest of the Mediterranean

In 2013, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 2% in 2013 compared to 2012, and ready-mix concrete sales volumes increased approximately 15% over the same period. The decrease in domestic cement sales volumes resulted primarily from lower construction levels. The increase in ready-mix concrete sales volumes, resulted primary from higher volumes in Croatia, market reactivation in UAE and strong demand in the residential and infrastructure sectors in Israel. Our cement export volumes of our operations in the Rest of the Mediterranean, which represented approximately 44% of our Rest of the Mediterranean cement sales volumes for the year ended December 31, 2013, increased significantly in 2013 compared to 2012, primarily as a result of higher export volumes to Middle East and South American. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 5% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean decreased approximately 2%, in U.S. Dollar terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 8%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2013, cement represented approximately 20%, ready-mix concrete approximately 58% and our aggregates and other businesses approximately 22% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and ready-mix concrete average sale prices, partially offset by decreases in domestic cement sale volumes and domestic cement average sale prices, net sales in our Rest of the Mediterranean segment, in U.S. Dollar terms, increased approximately 19% in 2013 compared to 2012.

South America and the Caribbean

In 2013, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operation in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, as well as small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 13% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our operations in the South America and the Caribbean region represented approximately 7% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement volumes from our operations in Colombia increased approximately 1% in 2013 compared to 2012, and ready-mix concrete sales volumes increased approximately 8% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from the government-sponsored free-home program, a driver of demand in the residential sector. The positive economic outlook, higher investor confidence and new trade agreements were factors that continued to support the favorable trend in the industrial and commercial sectors. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased approximately 5% in Colombian Peso terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 8% in Colombian Peso terms, over the same period. For the year ended December 31, 2013, cement represented approximately 58%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 13% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 18% in 2013 compared to 2012.

Rest of South America and the Caribbean

For the year ended December 31, 2013, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 5% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 4% over the same period. The increase in domestic cement volumes resulted primarily from higher consumption levels due to projects in Panama, Costa Rica and Nicaragua. The decrease in ready-mix concrete sales volumes resulted primarily from lower construction levels caused by cuts in public spending and the culmination of commercial and infrastructure projects in Dominican Republic, Puerto Rico and Costa Rica. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 7% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of South America and the Caribbean segment decreased approximately 2% in U.S. Dollar terms, in 2013 compared to 2012, and our average sales price of ready-mix concrete increased approximately 4% in U.S. Dollar terms, over the same period. For the year ended December 31, 2013, cement represented approximately 74% ready-mix concrete approximately 19% and our other businesses approximately 7% of net sales from our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and ready-mix concrete average sales price, partially offset by the decrease in ready-mix concrete sales volumes and domestic cement average sales prices, net sales of our operations in our Rest of South America and the Caribbean segment, in U.S. Dollar terms, increased approximately 2% in 2013 compared to 2012.

Asia

For the year ended December 31, 2013, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operation in this region, in addition to our Rest of Asia segment, which includes our operations in Malaysia, Thailand, Bangladesh and China. Our net sales from our operations in the Asia region represented approximately 4% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2013, our operations in the Asia region represented approximately 2% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement volumes from our operations in the Philippines increased approximately 8% in 2013 compared to 2012. The increase in domestic cement sales volumes resulted primarily from favorable economic conditions such as a stable level of inflation and mortgage rates, healthy remittances inflows that contributed to an increase in the activity in the residential sector. In addition, the infrastructure and industrial and commercial sectors continued with their positive performance. Our cement export volumes of our operations in Philippines, which represented approximately 1% of our Philippines cement sales volumes for the year ended December 31, 2013, decreased approximately 28% in 2013 compared to 2012, primarily as a result of lower export volumes to Asia. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 5% in Philippine Peso terms, in 2013 compared to 2012. For the year ended December 31, 2013, cement represented approximately 100% of our net sales from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales price, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 12% in 2013 compared to 2012.

Rest of Asia

For the year ended December 31, 2013, our operations in our Rest of Asia segment included our operations in Malaysia, Thailand, Bangladesh and China. Our domestic cement sales volumes from our operations in our Rest of Asia segment decreased approximately 4% in 2013 compared to 2012, and ready-mix concrete sales volumes decreased approximately 12% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from unfavorable market conditions that caused lower construction levels in our markets. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement increased approximately 9% in U.S. Dollar terms, in 2013 compared to 2012, and the average sales price of ready-mix concrete increased approximately 4%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2013, cement represented approximately 41% ready-mix concrete approximately 49% and our other businesses approximately 10% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, offset by the increases in domestic cement and ready-mix concrete average sales price, net sales from our operations in our Rest of Asia segment, in U.S. Dollar terms, decreased approximately 2% in 2013 compared to 2012.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment decreased approximately 9% before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable, in 2013 compared to 2012, in U.S. Dollar terms. The decrease in net sales in our Others segment primarily was a result of lower trading operations and others, such as transport, asphalt, concrete products and multiproducts. For the year ended December 31, 2013, our trading operations represented approximately 44% and our information technology solutions company represented approximately 18% of our net sales in our Others segment.

Cost of Sales. Our cost of sales, including depreciation, decreased approximately 3% from Ps138.7 billion in 2012 to Ps134.8 billion in 2013. As a percentage of net sales, cost of sales decreased from 70.4% in 2012 to 68.9% in 2013. The decrease in cost of sales as a percentage of net sales resulted primarily from a reduction in workforce and other cost reduction initiatives. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants and delivery expenses of our ready-mix concrete business. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps7.9 billion in 2012 and Ps8.1 billion in 2013; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ facilities, which are included as part of our distribution expenses line item (except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales), and which, for the years ended December 31, 2012 and 2013, represented Ps17.6 billion and Ps17.2 billion, respectively.

Gross Profit. For the reasons explained above, our gross profit increased approximately 4% from approximately Ps58.3 billion in 2012 to approximately Ps60.9 billion in 2013. As a percentage of net sales, gross profit increased from approximately 29.6% in 2012 to 31.1% in 2013. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps17.6 billion in 2012 and approximately Ps17.2 billion in 2013.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net, increased approximately 15% from approximately Ps17.0 billion in 2012 to approximately Ps19.5 billion in 2013. As a percentage of net sales, operating earnings before other expenses, net, increased from approximately 8.6% in 2012 to 10.0% in 2013. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net, on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased approximately 24%, in Mexican Peso terms, from operating earnings before other expenses, net, of approximately Ps13.4 billion in 2012 to operating earnings before other expenses, net, of approximately Ps10.3 billion in 2013. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes and domestic cement average sales prices caused by lower demand in the residential sector.

United States

Our operating loss before other expenses, net, from our operations in the United States decreased approximately 54% in U.S. Dollar terms. The decrease resulted primarily from higher domestic cement and ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sale prices, driven by the growth demand in the residential, industrial and commercial sectors.

Northern Europe

United Kingdom

Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased 98% in Pound terms. The decrease resulted primarily from the net gain in operating results due to changes in defined benefit plans of approximately Ps1,914 million (U.S.$146 million) recognized during 2012.

Germany

Our operating loss before other expenses, net, from our operations in Germany decreased significantly in Euro terms. The decrease resulted primarily from higher ready-mix concrete sales volumes and sales prices as well as our cost reduction initiatives.

France

Our operating earnings before other expenses, net, from our operations in France decreased approximately 2% in Euro terms. The decrease resulted primarily from lower ready-mix concrete sales volumes caused by a slowdown in the residential, industrial and commercial sectors.

Rest of Northern Europe

Our operating earnings before other expenses, net, from our operations in our Rest of Northern Europe segment decreased approximately 52% in Euro terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes as a result of lower activity in the infrastructure and residential sectors.

The Mediterranean

Spain

Our operating earnings before other expenses, net, from our operations in Spain decreased significantly in Euro terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes mainly driven by government spending cuts in the infrastructure sector and continued unfavorable market conditions.

Egypt

Our operating earnings before other expenses, net, from our operations in Egypt increased 19% in Egypt Pound terms. The increase resulted from higher domestic cement sales volumes, as well as higher domestic cement and ready-mix concrete sales price, partially mitigated by a decrease in ready-mix concrete sales volumes.

Rest of the Mediterranean

Our operating earnings before other expenses, net, from our operations in our Rest of the Mediterranean segment increased approximately 51% in U.S. Dollar terms. The increase resulted primarily from higher ready-mix concrete sales volumes and average sales prices, mainly driven by strong demand in residential and infrastructure projects in Israel and favorable market conditions in Croatia and the UAE.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net, from our operations in Colombia increased approximately 17% in Colombian Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sales volumes as well as higher average sales prices, driven by the continued favorable trend in the residential, industrial and commercial sectors supported by the positive economic outlook and investor confidence.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net, from our operations in our Rest of South America and the Caribbean segment increased approximately 16% in U.S. Dollar terms. The increase resulted primarily from higher domestic cement volumes and ready-mix concrete sales prices, driven by higher consumption levels due to current projects, despite of the culmination of others.

Asia

The Philippines

Our operating earnings before other expenses, net, from our operations in the Philippines increased approximately 39% in Philippine Peso terms. The increase resulted primarily from higher domestic cement sales volumes and average sales prices caused by favorable economic conditions and positive performance in all sectors.

Rest of Asia

Our operating earnings before other expenses, net, from our operations in our Rest of Asia segment increased significantly in U.S. Dollar terms. The increase resulted primarily from increases in domestic cement and ready-mix concrete average sales prices, as well as our cost reduction initiatives.

Others

Our operating loss before other expenses, net, from our operations in our Others segment decreased approximately 62% in Mexican Peso terms, from an operating loss before other expenses, net, of approximately Ps4.7 billion in 2012 to an operating loss before other expenses, net, of approximately Ps1.8 billion in 2013. The decrease resulted primarily from a decrease in trading operations and others, such as transport, asphalt, concrete products and multiproducts.

Other Expenses, Net. Our other expenses, net, decreased approximately 11%, in Mexican Peso terms, from approximately Ps5.5 billion in 2012 to approximately Ps4.9 billion in 2013. The decrease resulted primarily from one-time restructuring costs in connection with a 10-year services agreement with IBM incurred during last year. The decrease was partially offset by an increase in fixed asset sales, net, in 2013 compared with 2012.

The most significant items included under this caption for the years ended December 31, 2012 and 2013 are as follows:

	For the Year Ended December 31,
	2012	2013
	(in millions of Mexican Pesos)
Restructuring costs	Ps(3,079)	Ps (963)
Impairment losses	(1,661)	(1,591)
Charitable contributions	(100)	(25)
Results from sales of assets and others, net	(650)	(2,324)

	Ps(5,490)	Ps(4,903)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	Year Ended December 31,
	2012	2013
	(in millions of Mexican Pesos)
Financial items:
Financial expense	Ps(18,511)	Ps(19,937)
Other financial income (expense), net:
Financial income	620	424
Results from financial instruments	178	2,075
Foreign exchange results	1,142	57
Effects of net present value on assets and liabilities and others, net	(963)	(850)

	Ps(17,534)	Ps(18,231)

Our financial items in 2013, which comprises financial expense and other financial (expense) income, net, as reported in our statements of operations, increased 4% from a loss of approximately Ps17.5 billion in 2012 to a loss of approximately Ps18.2 billion in 2013. The components of the change are shown above.

Our financial expense increased approximately 8%, from approximately Ps18.5 billion in 2012 to approximately Ps19.9 billion in 2013, primarily attributable to our liability management activities, through which we replaced debt with shorter term maturities with mostly fixed coupon bonds of longer term maturities.

Our other financial income (expense), net, comprises our financial income which decreased approximately 32%, from Ps620 million in 2012 to Ps424 million in 2013. Our result from financial instruments increased significantly from a gain of approximately Ps178 million in 2012 to a gain of approximately Ps2,075 million in 2013, primarily attributable to valuations of equity derivatives related to shares of CEMEX, S.A.B. de C.V. Our foreign exchange result decreased significantly, from a gain of approximately Ps1.1 billion in 2012 to a gain of approximately Ps57 million in 2013. The decrease was primarily attributable to the depreciation of the Mexican Peso and Euro against the U.S. Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, decreased by approximately 12% from an expense of approximately Ps963 million in 2012 to an expense of Ps850 million in 2013.

Derivative Financial Instruments. For the years ended December 31, 2012 and 2013, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects, conversion options embedded in the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes until December 31, 2012 and since then, the conversion option embedded in the Mandatory Convertible Securities, as discussed in note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2013, our gain from our financial instruments increased significantly for the reasons described above. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, increased approximately 3% from an expense of approximately Ps6.0 billion in 2012 to an expense of Ps6.2 billion in 2013.

The increase in the income tax expense is mainly attributable to our current income tax expense, which decreased from an income of approximately Ps6.2 billion in 2012 to an expense of approximately Ps14.2 billion in 2013, resulting primarily from the income tax expense generated by the new rules enacted for the disconnection of the tax consolidation regime in Mexico.

Our deferred tax expense decreased from an expense of approximately Ps12.2 billion in 2012 to an income of approximately Ps8.0 billion in 2013. Our deferred tax benefit was primarily attributable to the recognition of certain deferred tax assets associated with tax loss carryforwards considering new projections of estimated taxable income in our Mexican operations. See note 19B and 19D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

For each of the years ended December 31, 2012 and 2013, our approximate statutory income tax rate was 30%. Our effective tax rate in 2012 resulted in a negative tax rate of 114.1%, considering a loss before income tax of approximately Ps5.3 billion, while our effective tax rate in 2013 resulted in a negative tax rate of 182.6%, considering a loss before income tax of approximately Ps3.4 billion. See “Item 3—Key Information—Risk Factors—Certain Mexican tax matters may have an adverse effect on our cash flow, financial condition and net income.”

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2013 decreased 15%, from a consolidated net loss of approximately Ps11.3 billion in 2012 to a consolidated net loss of approximately Ps9.6 billion in 2013.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net loss attributable to those subsidiaries. Non-controlling interest net gain increased, from Ps662 million in 2012 to Ps1,223 million in 2013, primarily attributable to the net income of the consolidated entities in which others have a non-controlling interest, mainly those related with CEMEX Latam Offering.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net income, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss decreased 10%, from a net loss of approximately Ps12.0 billion in 2012 to a controlling interest net loss of approximately Ps10.8 billion in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2012 compared to the year ended December 31, 2011 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “—Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included elsewhere in this annual report).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-1%	-2%	+62%	+3%	+5%
United States	+14%	+20%	—	+1%	+4%
Northern Europe
United Kingdom	-7%	-12%	—	+3%	+2%
Germany	-10%	-5%	—	+3%	+1%
France	N/A	-5%	—	N/A	+2%
Rest of Northern Europe(2)	-18%	-10%	—	-9%	-9%
The Mediterranean
Spain	-40%	-43%	-21%	+2%	+3%
Egypt	-10%	+2%	—	-2%	-11%
Rest of the Mediterranean(3)	-17%	+2%	—	-5%	-1%
SAC
Colombia	+5%	+14%	—	+19%	+20%
Rest of SAC(4)	+7%	-4%	—	+2%	+9%
Asia
Philippines	+15%	—	-92%	+7%	—
Rest of Asia(5)	+3%	-18%	—	+3%	Flat

“—” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.

On a consolidated basis, our cement sales volumes decreased approximately 1%, from 66.8 million tons in 2011 to 65.8 million tons in 2012, and our ready-mix concrete sales volumes remained flat at 54.9 million cubic meters in each of 2011 and 2012. Our net sales increased approximately 4%, from Ps189.9 billion in 2011 to Ps197.0 billion in 2012, and our operating earnings before other expenses, net increased approximately 43%, from Ps11.8 billion in 2011 to Ps17.0 billion in 2012.

The following tables present selected financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the years ended December 31, 2012 and 2011. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included elsewhere in this annual report). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2011	2012
				(in millions of Mexican Pesos)
Mexico	+2%	—	+2%	Ps 43,361	Ps44,412
United States	+17%	+6%	+23%	32,759	40,319
Northern Europe
United Kingdom	-12%	+5%	-7%	15,757	14,620
Germany	-7%	-3%	-10%	15,975	14,406
France	-4%	-2%	-6%	14,170	13,324
Rest of Northern Europe(2)	-9%	-2%	-11%	14,278	12,778
The Mediterranean
Spain	-31%	-1%	-32%	7,142	4,841
Egypt	-8%	+6%	-2%	6,516	6,382
Rest of the Mediterranean(3)	Flat	+5%	+5%	7,762	8,160
SAC
Colombia	+29%	+11%	+40%	8,533	11,932
Rest of SAC(4)	+11%	—	+11%	14,852	16,450
Asia
Philippines	+17%	+10%	+27%	3,701	4,704
Rest of Asia(5)	-11%	+5%	-6%	2,597	2,430
Others(6)	-17%	+19%	+2%	14,857	15,154

Net sales before eliminations			+4%	Ps202,260	Ps 209,912
Eliminations from consolidation				(12,373)	(12,876)

Consolidated net sales			+4%	Ps189,887	Ps197,036

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2011	2012
				(in millions of Mexican Pesos)
Mexico	+4%	—	+4%	Ps12,934	Ps13,403
United States	+31%	-8%	+23%	(7,920)	(6,059)
Northern Europe
United Kingdom	+695%	+27%	+722%	(147)	914
Germany	-262%	+4%	-258%	197	(311)
France	-27%	-1%	-28%	1,054	759
Rest of Northern Europe(2)	+41%	-4%	+37%	640	879
The Mediterranean
Spain	-26%	—	-26%	894	659
Egypt	-18%	-3%	-21%	2,422	1,917
Rest of the Mediterranean(3)	+4%	+8%	+12%	681	762
SAC
Colombia	+68%	+8%	+76%	2,568	4,509
Rest of SAC(4)	+39%	-16%	+23%	2,966	3,656
Asia
Philippines	+35%	+31%	+66%	358	596
Rest of Asia(5)	-46%	+15%	-31%	51	35
Others(6)	-17%	+19%	+2%	(4,836)	(4,718)

Operating earnings before other expenses, net			+43%	Ps11,862	Ps17,001

“—” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.
(6)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased approximately 4%, from Ps189.9 billion in 2011 to Ps197.0 billion in 2012. The increase was primarily attributable to higher prices in local currency terms in most of our regions, and the favorable effect of foreign exchange fluctuations to the Mexican Peso, partially mitigated by lower volumes from our operations in the Northern Europe and the Mediterranean regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2013 audited consolidated financial statements included elsewhere in this annual report).

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 1% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 2% over the same period. Our net sales from our operations in Mexico represented approximately 21% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. The decreases in domestic cement and ready-mix concrete sales volumes were primarily attributable to homebuilder’s working capital financing constraints, high levels of inventories and a decline in remittances, resulting in lower demand in the residential sector. In addition, private consumption and manufacturing activity were the main drivers of the demand in the industrial and commercial sector. Our cement export volumes of our operations in Mexico, which represented approximately 6% of our Mexican cement sales volumes for the year ended December 31, 2012, increased approximately 62% in 2012 compared to 2011, primarily as a result of higher export volumes to South America, Central America and the Caribbean. Of our total cement export volumes from our operations in Mexico during 2012, approximately 17% was shipped to the United States, 31% to Central America and the Caribbean and 52% to South America. Our average sales price of domestic cement from our operations in Mexico increased approximately 3%, in Mexican Peso terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 5%, in Mexican Peso terms, over the same period. For the year ended December 31, 2012, cement represented approximately 53%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 23% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, offset by the increases in domestic cement and ready-mix concrete average sales prices, our net sales in Mexico, in Mexican Peso terms, increased approximately 2% in 2012 compared to 2011.

United States

Our domestic cement sales volumes from our operations in the United States, which include cement purchased from our other operations, increased approximately 14% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 20% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the U.S. resulted primarily from improved demand from most of our markets. Low interest rates, affordability of housing at a record high and a return to low levels of inventories led to higher activity in the residential sector. In addition, demand from the industrial and commercial sector was strong during the year, while demand from the infrastructure structure improved marginally. Our operations in the United States represented approximately 19% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in the United States increased approximately 1%, in U.S. Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 4%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 28%, ready-mix concrete approximately 33% and our aggregates and other businesses approximately 39% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sale prices, net sales from our operations in the United States, in U.S. Dollar terms, increased approximately 17% in 2012 compared to 2011.

Northern Europe

In 2012, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 26% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Northern Europe region represented approximately 15% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased approximately 7% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 12% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from the economic recession and cuts in public spending, which led to lower construction levels. In addition, limited credit availability restricted the activity in the residential sector, while the performance of the industrial and commercial sector remained weak. Our operations in the United Kingdom represented approximately 7% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased approximately 3%, in Pound terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the year ended December 31, 2012, cement represented approximately 16%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 58% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in the United Kingdom, in Pound terms, decreased approximately 12% in 2012 compared to 2011.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 10% in 2012 compared to 2011, and ready-mix concrete sales volumes in those operations decreased approximately 5% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a slowdown in the economy. Demand for building materials during 2012 was driven by the residential sector, which maintained favorable momentum with low mortgage rates and low levels of unemployment. Meanwhile, a reduction in government spending negatively affected the infrastructure sector, while bottlenecks in the construction industry and adverse weather conditions continued to restrict construction work and increased the backlog of projects. Our operations in Germany represented approximately 7% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany increased approximately 3%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 1%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 25%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 40% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in Germany, in Euro terms, decreased approximately 7% in 2012 compared to 2011.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 5% in 2012 compared to 2011. The decrease in ready-mix concrete sales volumes resulted primarily from a decline in demand in the residential sector that was mainly attributable to the elimination of tax incentives and limited credit availability. Despite deteriorated market conditions, the residential sector continued to be the main driver of consumption. Our operations in France represented approximately 6% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased approximately 2%, in Euro terms, in 2012 compared to 2011. For the year ended December 31, 2012, ready-mix concrete represented approximately 72% and our aggregates and other businesses approximately 28% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in ready-mix concrete sales volumes, partially offset by the increase in ready-mix concrete average sales price, net sales from our operations in France, in Euro terms, decreased approximately 4% in 2012 compared to 2011.

Rest of Northern Europe

In 2012, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment decreased approximately 18% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 10% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from harsh weather conditions and a slowdown of the economy, which led to low levels of investment and consumption. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 6% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment decreased approximately 9%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 9%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 36%, ready-mix concrete approximately 43% and our aggregates and other businesses approximately 21% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, decreased approximately 9% in 2012 compared to 2011.

The Mediterranean

In 2012, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 9% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 40% in 2012 compared to 2011, while ready-mix concrete sales volumes decreased approximately 43% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from the adverse economic conditions. The performance of the residential sector remained negatively affected by high inventories and limited credit availability. In addition, continued fiscal austerity measures resulted in very low levels of infrastructure spending. Our operations in Spain represented approximately 2% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 43% of our Spain cement sales volumes for the year ended December 31, 2012, decreased approximately 21% in 2012 compared to 2011, primarily as a result of lower export volumes to Africa and Europe. Of our total cement export volumes of our operations in Spain during 2012, approximately 26% was shipped to Europe and the Middle East, approximately 3% to Central America and the Caribbean and approximately 71% to Africa. Our average sales price of domestic cement of our operations in Spain increased approximately 2%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 3%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 70%, ready-mix concrete approximately 18% and our aggregates and other businesses approximately 12% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in Spain, in Euro terms, decreased approximately 31% in 2012 compared to 2011.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 10% in 2012 compared to 2011, while ready-mix concrete sales volumes increased approximately 2% over the same period. The decrease in domestic cement sales volumes resulted primarily from decreased infrastructure spending, while the informal residential sector continued to be the main driver of demand. An effort from developers to complete unfinished projects increased the activity in the residential sector during the second half of the year; however, investments in projects in the infrastructure sector remained on hold. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms. Our average sales price of domestic cement of our operations in Egypt decreased by approximately 2%, in Egyptian pound terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 11%, in Egyptian pound terms, over the same period. For the year ended December 31, 2012, cement represented approximately 84%, ready-mix concrete approximately 7% and our aggregates and other businesses approximately 9% of net sales from our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the increase in ready-mix concrete sales volumes, our net sales in Egypt, in Egyptian pound terms, decreased approximately 8% in 2012 compared to 2011.

Rest of the Mediterranean

In 2012, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 17% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 2% over the same period. The decrease in domestic cement sales volumes resulted primarily from lower construction levels due to cuts in public spending, adverse weather conditions and lower internal consumption. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean decreased approximately 5%, in U.S. Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 1%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 21%, ready-mix concrete approximately 55% and our aggregates and other businesses approximately 24% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, offset by the increase in ready-mix concrete sales volumes, net sales in our Rest of the Mediterranean segment, in U.S. Dollar terms, remained flat in 2012 compared to 2011.

South America and the Caribbean

In 2012, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operation in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, as well as small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 14% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the South America and the Caribbean region represented approximately 7% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement volumes from our operations in Colombia increased approximately 5% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 14% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from higher infrastructure sector activity, which benefited from ongoing projects and the initiation of new road projects towards the end of the year. The residential sector showed signs of recovery, mainly in low income housing due to the start of a support government program. In addition, higher confidence levels and favorable expectations for new trade agreements resulted in increased investment levels, primarily in warehouses and commercial buildings, which improved the performance of the industrial and commercial sector. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased approximately 19%, in Colombian Peso terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 20%, in Colombian Peso terms, over the same period. For the year ended December 31, 2012, cement represented approximately 58%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 15% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in Colombia, in Colombian Peso terms, increased approximately 29% in 2012 compared to 2011.

Rest of South America and the Caribbean

For the year ended December 31, 2012, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 7% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 4% over the same period. This resulted primarily from new infrastructure and commercial projects, mainly in Panama and Costa Rica, offset by the completion of infrastructure projects in the Dominican Republic and Nicaragua. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 8% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of South America and the Caribbean segment increased approximately 2%, in U.S. Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 9%, in U.S. Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 73%, ready-mix concrete approximately 19% and our other businesses approximately 8% of net from our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in ready-mix concrete sales volumes, net sales from our operations in our Rest of South America and the Caribbean segment, in U.S. Dollar terms, increased approximately 11% in 2012 compared to 2011.

Asia

For the year ended December 31, 2012, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operation in this region, in addition to our Rest of Asia segment, which includes our operations in Malaysia, Thailand, Bangladesh and China. Our net sales from our operations in the Asia region represented approximately 3% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Asia region represented approximately 3% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement volumes from our operations in the Philippines increased approximately 15% in 2012 compared to 2011. The increase in domestic cement sales volumes resulted primarily from the increase in public and private spending activities. Stable levels of inflation and mortgage rates, as well as inflows from remittances, contributed to the growth in the residential sector. In addition, the industrial and commercial sector continued to grow during the same period. Our net sales from our operations in the Philippines represented approximately 2% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 7%, in Philippine Peso terms, in 2012 compared to 2011. For the year ended December 31, 2012, cement represented approximately 100% of our net sales from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales price, net sales from our operations in the Philippines, in Philippine Peso terms, increased approximately 17% in 2012 compared to 2011.

Rest of Asia

For the year ended December 31, 2012, our operations in our Rest of Asia segment included our operations in Malaysia, Thailand, Bangladesh and China. Our domestic cement volumes from our operations in our Rest of Asia segment increased approximately 3% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 18% over the same period resulted primarily from a decline in all of our markets mainly in China. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2012, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Asia segment increased approximately 3%, in U.S. Dollar terms, in 2012 compared to 2011, and the average sales price of ready-mix concrete remained flat, in U.S. Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 39%, ready-mix concrete approximately 53% and our other businesses approximately 8% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in our domestic cement sales volumes and domestic cement average sales price, offset by the decrease in ready-mix concrete sales volumes, net sales from our operations in our Rest of Asia segment, in U.S. Dollar terms, decreased approximately 11% in 2012 compared to 2011.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment decreased approximately 17% before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable, in 2012 compared to 2011, in U.S. Dollar terms, primarily as a result of a decrease in worldwide cement volumes and a decrease in our other business, such as transport, public works, and coating and surfacing operations, partially offset by an increase in cement average sale price. For the year ended December 31, 2012, our trading operations’ net sales represented approximately 37% and our information technology solutions company 21% of our Others segment’s net sales.

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

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 43%, from approximately Ps11.9 billion in 2011 to approximately Ps17.0 billion in 2012. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 6.2% in 2011 to 8.6% in 2012. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net from our operations in Mexico increased approximately 4%, in Mexican Peso terms, from operating earnings before other expenses, net of approximately Ps12.9 billion in 2011 to operating earnings before other expenses, net of approximately Ps13.4 billion in 2012. The increase resulted primarily from higher domestic cement and ready-mix concrete average sale prices, private consumption and manufacturing activity.

United States

Our operating loss before other expenses, net from our operations in the United States decreased approximately 23%, in Mexican Peso terms, from an operating loss before other expenses, net of approximately Ps7.9 billion in 2011 to an operating loss before other expenses, net of approximately Ps6.1 billion in 2012. The decrease resulted primarily from higher domestic cement and ready-mix concrete sale volumes and average sale prices, driven by the improvement in demand in most of our markets.

Northern Europe

United Kingdom

Our operating loss before other expenses, net from our operations in the United Kingdom decreased significantly, in Mexican Peso terms, from an operating loss before other expenses, net of approximately Ps147 million in 2011 to an operating earnings before other expenses, net of approximately Ps914 million in 2012. The increase resulted primarily from the changes to defined benefits plans, which led to a curtailment event and also affected prior service costs, generating a net gain in the operating results for 2012 of approximately Ps1,914 million (U.S.$146 million).

Germany

Our operating earnings before other expenses, net from our operations in Germany decreased significantly, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps197 million in 2011 to an operating loss before other expenses, net of approximately Ps311 million in 2012. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes caused by a slowdown in the economic environment.

France

Our operating earnings before other expenses, net from our operations in France decreased approximately 28%, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps1,054 million in 2011 to an operating earnings before other expenses, net of approximately Ps759 million in 2012. The decrease resulted primarily from lower ready-mix concrete sale volumes caused by the decline in demand in the residential sector.

Rest of Northern Europe

Our operating earnings before other expenses, net from our operations in our Rest of Northern Europe segment increased approximately 37%, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps640 million in 2011 to an operating earnings before other expenses, net of approximately Ps879 million in 2012. The increase resulted primarily from production cost reductions in all of our markets in the region.

The Mediterranean

Spain

Our operating earnings before other expenses, net from our operations in Spain decreased approximately 26%, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps894 million in 2011 to an operating earnings before other expenses, net of approximately Ps659 million in 2012. The decrease resulted primarily from lower domestic cement and ready-mix concrete sale volumes caused by adverse economic conditions that affected the performance of the residential sector.

Egypt

Our operating earnings before other expenses, net from our operations in Egypt decreased approximately 21%, in Mexican Peso terms, from operating earnings before other expenses, net of approximately Ps2.4 billion in 2011 to operating earnings before other expenses, net of approximately Ps1.9 billion in 2012. The decrease resulted primarily from a decline in domestic cement and ready-mix concrete sale volumes and average sales prices, caused by a decrease in infrastructure spending.

Rest of the Mediterranean

Our operating earnings before other expenses, net from our operations in our Rest of the Mediterranean segment increased approximately 12%, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps681 million in 2011 to an operating earnings before other expenses, net of approximately Ps762 million in 2012. The increase resulted primarily from higher domestic cement and ready-mix concrete sale volumes and average sale prices in Israel, as well as production cost reductions in Israel.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net from our operations in Colombia increased approximately 76%, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps2.6 billion in 2011 to an operating earnings before other expenses, net of approximately Ps4.5 billion in 2012. The increase resulted primarily from higher domestic cement and ready-mix sale concrete sale volumes and average sale prices driven by infrastructure sector activity and residential sector recovery.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net from our operations in our Rest of South America and the Caribbean segment increased approximately 23%, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps3.0 billion in 2011 to an operating earnings before other expenses, net of approximately Ps3.7 billion in 2012. The increase resulted primarily from higher domestic cement sale volumes and domestic cement and ready-mix sale concrete average sale prices driven by new infrastructure and commercial projects.

Asia

The Philippines

Our operating earnings before other expenses, net from our operations in the Philippines increased approximately 66%, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps358 million in 2011 to an operating earnings before other expenses, net of approximately Ps596 million in 2012. The increase resulted primarily from higher domestic cement sale volumes and average sale prices driven by a positive trend in the industrial, commercial and residential sectors.

Rest of Asia

Our operating earnings before other expenses, net from our operations in our Rest of Asia segment decreased approximately 31%, in Mexican Peso terms, from an operating earnings before other expenses, net of approximately Ps51 million in 2011 to an operating earnings before other expenses, net of approximately Ps35 million in 2012. The decrease resulted primarily from a decline in ready-mix-concrete sale volumes partially offset by an increase in domestic cement sale volumes and average sale prices due to the decrease in project contracts and higher production costs in some countries.

Others

Our operating loss before other expenses, net from our operations in our Others segment decreased approximately 2%, in Mexican Peso terms, from an operating loss before other expenses, net of approximately Ps4.8 billion in 2011 to an operating loss before other expenses, net of approximately Ps4.7 billion in 2012. The increase resulted primarily from a decrease in worldwide cement volumes and a decrease in our other business, such as transport, public works, and coating and surfacing operations, partially offset by an increase in cement average sale price.

Other Expenses, Net. Our other expenses, net increased approximately 5%, in Mexican Peso terms, from approximately Ps5.2 billion in 2011 to approximately Ps5.5 billion in 2012. The increase resulted primarily from one-time restructuring costs of approximately Ps1,818 million in connection with a 10-year services agreement with IBM. See note 6 to our 2013 audited consolidated financial statements included elsewhere in this annual report. The increase was partially offset by the net effect of the compensation received as a result of the resolution of our legal proceeding with Strabag (see “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Strabag Arbitration”) and by a decrease in impairment losses in 2012 compared with 2011.

The most significant items included under this caption for the years ended December 31, 2011 and 2012 are as follows:

	For the Year Ended December 31,
	2011	2012
	(in millions of Mexican Pesos)
Impairment losses	Ps(1,751)	Ps(1,661)
Restructuring costs	(1,959)	(3,079)
Charitable contributions	(140)	(100)
Results from sales of assets and others, net	(1,383)	(650)

	Ps(5,233)	Ps(5,490)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	For the Year Ended December 31,
	2011	2012
	(in millions of Mexican Pesos)
Financial Items:
Financial expense	Ps(16,878)	Ps(18,511)
Other financial (expense) income, net:
Financial income	489	620
Results from financial instruments	(76)	178
Foreign exchange result	(1,919)	1,142
Effects of net present value on assets and liabilities and others, net	(708)	(963)

	Ps(19,092)	Ps(17,534)

Our aggregate financial items in 2012, which comprises financial expense and other financial (expense) income, net, as reported in our statements of operations, was a loss of approximately Ps17.5 billion, a decrease from a loss of approximately Ps19.1 billion in 2011. The components of the change are shown above.

Our financial expense increased approximately 10%, from approximately Ps16.9 billion in 2011 to approximately Ps18.5 billion in 2012, primarily attributable to the issuance of fixed rate instruments to prepay debt under 2009 Financial Agreement, including our senior secured notes.

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

Derivative Financial Instruments. For the years ended December 31, 2011 and 2012, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects and conversion options embedded in the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes, as discussed in note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

For the year ended December 31, 2012, our loss from our financial instruments decreased significantly for the reasons described above. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased from an expense of approximately Ps12.1 billion in 2011 to an expense of Ps6.0 billion in 2012. This decrease is mainly attributable to our current income tax expense, which decreased from an expense of approximately Ps14.3 billion in 2011 to an income of approximately Ps6.2 billion in 2012, resulting primarily from: a) an income tax benefit related to the expiration of the statute of limitations of uncertain tax positions for approximately Ps120 million in 2011 as compared to approximately Ps1,599 million in 2012 and b) an income tax benefit due to the reduction and settlements of uncertain tax positions of approximately Ps2,634 million in 2011 as compared to Ps18,654 million in 2012, mainly attributed to a decree published by the Mexican authorities that granted an amnesty of certain tax proceedings of up to 80%, and the current situation of the tax uncertainties in Spain that have been re-measured.

Our deferred tax benefit decreased from a benefit of approximately Ps2.2 billion in 2011 to an expense of approximately Ps12.2 billion in 2012. The decrease in our deferred tax benefit was primarily attributable to the cancellation of deferred tax assets associated with tax loss carryforwards in Spain. See note 19 to our 2013 audited consolidated financial statements included elsewhere in this annual report. For each of the years ended December 31, 2011 and 2012, our approximate statutory income tax rate was 30%.

Our effective tax rate in 2011 resulted in a negative tax rate of 94.8%, considering a loss before income tax of approximately Ps12.8 billion, while our effective tax rate in 2012 resulted in a negative tax rate of 114.1%, considering a loss before income tax of approximately Ps5.3 billion. See “Item 3—Key Information—Risk Factors—Certain Mexican tax matters may have an adverse effect on our cash flow, financial condition and net income.”

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2012 decreased 55%, from a consolidated net loss of approximately Ps24.9 billion in 2011 to a consolidated net loss of approximately Ps11.3 billion in 2012.

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

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net loss, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss decreased 52%, from a net loss of approximately Ps25.0 billion in 2011 to a controlling interest net loss of approximately Ps12.0 billion in 2012.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially increase our net loss and reduce cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities before interest, coupons on Perpetual Debentures and income taxes paid in cash were approximately Ps23.9 billion in 2011, Ps30.2 billion in 2012 and Ps27.0 billion in 2013. See our statement of cash flows included elsewhere in this annual report. CEMEX management is of the opinion that working capital is sufficient for our present requirements.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2011, 2012 and 2013.

Our primary sources and uses of cash during the years ended December 31, 2011, 2012 and 2013 were as follows:

	For the year ended December 31,
	2011	2012	2013
	(in millions of Mexican Pesos)
Operating Activities
Consolidated net loss	(24,932)	(11,338)	(9,611)
Non-cash items	49,601	43,608	40,738
Changes in working capital, excluding income taxes	(727)	(2,048)	(4,082)

Net cash flow provided by operating activities before interest, coupons on Perpetual Debentures and income taxes	23,942	30,222	27,045
Financial expense paid in cash including coupons on Perpetual Debentures and income taxes	(17,130)	(24,273)	(25,775)

Net cash flows provided by operating activities	6,812	5,949	1,270
Investing Activities
Property, machinery and equipment, net	(3,524)	(5,922)	(5,570)
Disposal (acquisition) of subsidiaries and associates, net	1,232	(895)	1,259
Other long term assets and others, net	474	4,258	(1,085)

Net cash flows used in investing activities	(1,818)	(2,559)	(5,396)
Financing Activities
Issuance of common stock	11	—	—
Issuance of common stock by subsidiaries	—	12,442	—
Derivative financial instruments	(5,464)	1,633	(256)
Issuance (repayment) of debt, net	5,702	(17,239)	5,933
Securitization of trade receivables	2,890	(193)	(1,854)
Non-current liabilities, net	1,430	(1,679)	(568)

Net cash flows provided by (used in) financing activities	4,569	(5,036)	3,255

Increase (decrease) in cash and cash equivalents	9,563	(1,646)	(871)
Cash conversion effect, net	(1,789)	(2,004)	3,569
Cash and cash equivalents at beginning of period	8,354	16,128	12,478

Cash and cash equivalents at the end of period	Ps16,128	Ps12,478	Ps15,176

2013. During 2013, including the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps3.6 billion, there was an increase in cash and cash equivalents of approximately Ps2.7 billion. This increase was generated by our net cash flows provided by operating activities, which, after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps25.8 billion, amounted to approximately Ps1.3 billion, and by our net cash flows provided by financing activities of approximately Ps3.3 billion, partially offset by our net cash flows in investing activities of approximately Ps5.4 billion.

For the year ended December 31, 2013, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps4.1 billion, which was primarily comprised of cash flows applied in trade accounts receivable, other accounts receivable and other assets, inventories and other accounts payable and accrued expenses for an aggregate amount of approximately Ps5.7 billion, partially offset by cash flows originated by trade accounts payables for an aggregate amount of approximately Ps1.6 billion.

During 2013, our net cash flows provided by operating activities after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps1.3 billion, our net resources generated by financing activities of approximately Ps3.3 billion, which include issuance of our debt, net, for an aggregate amount of approximately Ps5.9 billion, partially offset by our cash flows used in the securitization of trade receivables, derivative financial instruments and non-current liabilities for an aggregate amount of approximately Ps2.6 billion, were disbursed mainly in connection with capital expenditures of approximately Ps5.6 billion.

2012. During 2012, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps2.0 billion, there was a decrease in cash and cash equivalents of approximately Ps3.7 billion. This decrease was generated by our net cash flows used in financing activities of approximately Ps5.0 billion and our net cash flows applied in investing activities of approximately Ps2.6 billion, partially offset by our net cash flows generated by operating activities, which after financial expenses, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps24.3 billion, amounted to approximately Ps5.9 billion.

For the year ended December 31, 2012, our net cash flows provided by operating activities included cash flows included cash flows applied in working capital of approximately Ps2.0 billion, which was primarily comprised of cash flows applied to other accounts payable and accrued expenses, other accounts receivable and other assets and trade payables, for an aggregate amount of approximately Ps6.4 billion, partially offset by cash flows originated by trade receivables, net, and inventories for an aggregate amount of approximately Ps4.4 billion.

During 2012, our net cash flows provided by operating activities after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps5.9 billion, our net resources applied in financing activities of approximately Ps5.0 billion, which include payments to our debt for an aggregate amount of approximately Ps17.2 billion, partially offset by our cash flows provided by the issuance of common stock by subsidiaries for an aggregate amount of approximately Ps12.4 billion, related mainly in connection with CEMEX Latam outstanding common shares and cash flows generated by other long-term assets and others, net, for an aggregate amount of approximately Ps4.2 billion, were disbursed mainly in connection with capital expenditures of approximately Ps5.9 billion.

2011. During 2011, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps1.8 billion, there was an increase in cash and cash equivalents of approximately Ps7.8 billion. This increase was generated by net cash flows provided by operating activities, which after financial expenses, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps17.1 billion amounted to approximately Ps6.8 billion, and net cash flows provided by financing activities of approximately Ps4.6 billion, partially offset by our net cash flows used in investing activities of approximately Ps1.8 billion.

For the year ended December 31, 2011, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps727 million, which was primarily composed by cash flows applied to trade receivables, net, inventories and trade payables for an aggregate amount of approximately Ps3.2 billion, partially offset by cash flows originated by other accounts receivable and other assets, and other accounts payable and accrued expenses for an aggregate amount of approximately Ps2.5 billion.

During 2011, our net cash flows generated by operating activities after financial expenses, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps6.8 billion, our net resources provided by financing activities of approximately Ps4.6 billion, which include payments of our derivative financial instruments for an aggregate amount of approximately Ps5.5 billion related primarily to the purchase of a capped call and the settlement of options based on our ADSs, and cash flows provided by other long-term assets and others, net, and disposal of subsidiaries and associates, net for an aggregate amount of approximately Ps1.7 billion, were disbursed mainly in connection with capital expenditures of approximately Ps3.5 billion.

As of December 31, 2013, we had the following lines of credit, the majority of which are subject to the bank’s availability at annual interest rates ranging between approximately 2.25% and 8.33%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	6,441	4,892
Other lines of credit from banks	3,712	3,676

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2012 and 2013, and our expected capital expenditures during 2014, which include an allocation to 2014 of a portion of our total future committed amount, are as follows:

	Actual For the Year Ended December 31, Actual		Estimated in 2013
	2012	2013
	(in millions of U.S. Dollars)
Mexico	98	86	79
United States	149	160	211
Northern Europe
United Kingdom	43	44	34
Germany	35	37	29
France	21	28	20
Rest of Northern Europe(1)	48	32	30
The Mediterranean
Spain	21	10	12
Egypt	26	24	26
Rest of Mediterranean(2)	24	23	21
SAC
Colombia	81	60	30
Rest of SAC(3)	38	52	31
Asia
Philippines	19	39	54
Rest of Asia(4)	5	6	5
Others	1	5	63

Total consolidated	609	606	645

Of which
Expansion capital expenditures	178	117	140
Base capital expenditures	431	489	505

(1)	Refers mainly to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia as well as trading activities in Scandinavia and Finland.
(2)	Includes our operations in Croatia, the UAE and Israel.
(3)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(4)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

For the years ended December 31, 2012 and 2013, we recognized U.S.$609 million and U.S.$606 million in capital expenditures, respectively. As of December 31, 2013, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$645 million, including our capital expenditures estimated to be incurred during 2014. This amount is expected to be incurred during 2014, based on the evolution of the related projects. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are in the aggregate not to exceed U.S.$350 million (or its equivalent)).

Our Indebtedness

As of December 31, 2013, we had approximately Ps230,298 million (U.S.$17,647 million) (principal amount Ps235,688 million (U.S.$18,060 million)) of total debt plus other financial obligations, which does not include approximately Ps6,223 million (U.S.$477 million) of Perpetual Debentures. See notes 16A, 16B and 20D to our 2013 audited consolidated financial statements included elsewhere in this annual report. Of our total debt plus other financial obligations, approximately 4.1% were short-term (including current maturities of long-term debt) and 95.9% were long-term. As of December 31, 2013, approximately 86% of our total debt plus other financial obligations was Dollar-denominated, approximately 11% was Euro-denominated, approximately 3% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014. On July 5, 2012, we launched the Exchange Offer and Consent Request, to eligible creditors under the 2009 Financing Agreement, pursuant to which eligible creditors were requested to consent to the Amendment Consents. In addition, we offered to exchange the indebtedness owed to the Participating Creditors for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our September 2012 Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, we successfully completed the Refinancing Transaction, and we and certain of our subsidiaries entered into (a) the Amendment and Restatement Agreement, pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) the Facilities Agreement, pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes remained outstanding under the 2009 Financing Agreement as of September 17, 2012. The aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement was subsequently repaid in full, as a result of prepayments made in accordance with the Facilities Agreement. Considering that the relevant economic terms of the new debt instruments are not substantially different from those of the original loans and private placements, the aforementioned exchange of debt as part of the refinancing process did not result in the extinguishment of the original financial liabilities under IFRS; therefore, there were no effects in profit or loss. CEMEX adjusted the carrying amount of the financial liability by approximately U.S.$116 million in relation to the fees and cost incurred during the refinancing process, and those costs, together with any remaining costs relative to the 2009 Financing Agreement will be amortized over the remaining term of the Facilities Agreement.

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

As of December 31, 2013, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps54,024 million (U.S.$4,140 million) (principal amount Ps55,147 million (U.S.$4,226 million)), all of which matures in 2017. However, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Item 3—Key Information—Risk Factors—If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or ‘spring-back’ to earlier dates.”

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

For a description of the Senior Secured Notes, see “—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles have issued or provided guarantees of certain of our indebtedness, as indicated in the table below and as adjusted to give effect to the Recent Financing Transactions.

	Senior Secured Notes(3)	Facilities Agreement	Perpetual Debentures	CBs(3)
	U.S.$10,225 million (Ps133,437 million) (principal amount U.S.$10,323 million (Ps134,709 million))	U.S.$4,140 Million (Ps54,024 million) (principal amount U.S.$4,226 million (Ps55,147 million))	U.S.$710 Million (Ps9,270 million)	U.S.$45 million (Ps589 million)
Amount outstanding as of December 31, 2013(1)(2)

CEMEX, S.A.B. de C.V.	✓	✓	✓	✓
CEMEX España	✓	✓
CEMEX México	✓	✓	✓	✓
New Sunward	✓	✓	✓
CEMEX Corp.	✓	✓
CEMEX Finance LLC	✓	✓
CEMEX Research Group AG	✓	✓
CEMEX Shipping B.V.	✓	✓
CEMEX Asia B.V.	✓	✓
CEMEX France	✓	✓
CEMEX UK	✓	✓
Cemex Egyptian Investments B.V.	✓	✓
Cemex Egyptian Investments II B.V.	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓		✓
C5 Capital (SPV) Ltd.			✓
C8 Capital (SPV) Ltd.			✓
C10 Capital (SPV) Ltd.			✓
C10-EURCapital (SPV) Ltd.			✓

(1)	Includes Senior Secured Notes, Perpetual Debentures and Eurobonds held by CEMEX, as applicable.
(2)	CEMEX Finance LLC previously did not provide guarantees for the May 2010 Notes, January 2011 Notes, Additional May 2010 Notes, Additional January 2011 Notes, March 2012 Notes, September 2012 Notes,

March 2013 Notes, August 2013 Notes or October 2013 Notes. On April 1, 2014, concurrently with the completion of the offering of the April 2014 Notes, CEMEX Finance LLC entered into supplemental indentures to the indentures governing such notes pursuant to which it provided guarantees for such notes.
(3)	Includes long-term secured CBs.

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

The moderate growth of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s common stock, CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

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

Relevant Transactions Related to Our Indebtedness During 2013

As of December 31, 2013, as adjusted to give effect to the Recent Financing Transactions, we had approximately Ps226,920 million (U.S.$17,388 million) (principal amount Ps232,099 million (U.S.$17,785 million)) of total debt plus other financial obligations, which does not include approximately Ps6,223 million (U.S.$477 million) of Perpetual Debentures. Our financing activities through December 31, 2012 are described in the 2012 20-F. The following is a description of our most relevant transactions related to our indebtedness in 2013:

•

On March 25, 2013, CEMEX issued U.S.$600 million aggregate principal amount of the March 2013 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. In connection with this issuance, CEMEX commenced a tender offer to purchase up to €200 million aggregate principal amount of Eurobonds. The tender offer expired on March 25, 2013 and resulted in the purchase of approximately €183 million aggregate principal amount of Eurobonds.

CEMEX used the remainder of the net proceeds from the offering of the March 2013 Notes for general corporate purposes, including the repayment in full of the remaining indebtedness under CEMEX’s 2009 Financing Agreement of approximately U.S.$55 million.

•	On August 12, 2013, CEMEX issued U.S.$1.0 billion aggregate principal amount of the August 2013 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. In connection with this issuance, CEMEX commenced a tender offer that expired on August 30, 2013 and resulted in the purchase of U.S.$925 million aggregate principal amount of December 2009 U.S. Dollar Notes.

•	On October 2, 2013, CEMEX issued U.S.$1.5 billion aggregate principal amount of October 2013 Notes, consisting of U.S.$1.0 billion aggregate principal amount of October 2013 Fixed Rate Notes and U.S.$500 million aggregate principal amount of October 2013 Floating Rate Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. In connection with this issuance, CEMEX commenced tender offers to purchase any and all December 2009 U.S. Dollar Notes and up to €220 million aggregate principal amount of December 2009 Euro Notes. The tender offers expired on October 23, 2013 and resulted in the purchase of approximately U.S.$470 million aggregate amount of December 2009 U.S. Dollar Notes and approximately €181 principal amount of December 2009 Euro Notes. On December 14, 2013, CEMEX subsequently redeemed all of the approximately U.S.$355 million aggregate principal amount of December 2009 U.S. Dollar Notes remaining outstanding and approximately €39 million aggregate principal amount of December 2009 Euro Notes. CEMEX used the remainder of the net proceeds from the offering of the October 2013 Notes for general corporate purposes, including to reserve €247,442,000 to repay the Eurobonds at their maturity, which repayment was completed on March 5, 2014.

We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. Through these and prior refinancing transactions, taken together with the Recent Financing Transactions (see “Item 3—Key Information—Summary of Most Important Transactions since the 2009 Refinancing”), we have addressed all maturities under the 2009 Financing Agreement and have addressed all maturities under the Facilities Agreement until February 14, 2017.

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2012 and 2013 are detailed as follows:

	December 31, 2012			December 31, 2013
	Short- term	Long- term	Total	Short- term	Long- term	Total
I. Convertible Subordinated Notes due 2018	Ps —	7,100	7,100	Ps —	7,565	7,565
II. Convertible Subordinated Notes due 2016	—	10,768	10,768	—	11,551	11,551
III. 2010 Optional Convertible Subordinated Notes	—	8,397	8,397	—	8,919	8,919
IV. Mandatory Convertible Securities	152	1,561	1,713	177	1,392	1,569
V. Liabilities secured with accounts receivable	6,013	2,500	8,513	4,471	2,500	6,971
VI. Capital leases	813	2,587	3,400	920	1,823	2,743

	Ps6,978	32,913	39,891	Ps5,568	33,750	39,318

As mentioned in note 2L to our 2013 audited consolidated financial statements included elsewhere in this annual report, financial instruments convertible into CEMEX, S.A.B. de C.V.’s CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated.

2011 Optional Convertible Subordinated Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million (Ps8,211 million) aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018. The aggregate principal amounts reflect the full exercise of the U.S.$177.5 million and U.S.$90 million over-allotment option granted to the relevant initial purchasers of the 3.25% Convertible Subordinated Notes due 2016 and the 3.75% Convertible Subordinated Notes due 2018, respectively. The 2011 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The initial conversion price was equivalent to an approximate 30% premium to the closing price of our ADSs on March 9, 2011, and the notes are convertible into our ADSs, at any time after June 30, 2011. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions. During 2013 and 2012, changes in the fair value of these capped call transactions generated a gain of approximately U.S.$127 million (Ps1,663 million) and a gain of approximately U.S.$155 million (Ps1,973 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2011 Optional Convertible Subordinated Notes. As a result of the issuance, substantially all the new shares approved at CEMEX, S.A.B. de C.V.’s extraordinary shareholders’ meeting on February 24, 2011 (see note 20 to our 2013 audited consolidated financial statements included elsewhere in this annual report) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. After antidilution adjustments, the conversion rate as of December 31, 2013 was 99.6866 ADSs per U.S.$1,000 principal amount of such notes and as of March 20, 2014, has been further adjusted to 103.6741 ADSs per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2013 annual general ordinary shareholders’ meeting held on March 20, 2014. Effective January 1, 2013, in connection with the change in CEMEX, S.A.B. de C.V.’s functional currency, the conversion options embedded in the 2016 Convertible Notes and the 2018 Convertible Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. Changes in fair value of such conversion options generated a loss in 2012 for approximately U.S.$243 million (Ps3,078 million) (see note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report).

2010 Optional Convertible Subordinated Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015, including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes. The 2010 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the 2010 Optional Convertible Subordinated Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2015 Notes. During 2013 and 2012, changes in the fair value of this capped call transaction generated a gain of approximately U.S.$36 million (Ps465 million) and a gain of approximately U.S.$47 million (Ps594 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report). After antidilution adjustments, the conversion rate as of December 31, 2013 was 86.0316 ADSs per U.S.$1,000 principal amount of such notes and as of March 20, 2014, has been further adjusted to 89.4729 ADSs per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2013 annual general ordinary shareholders’ meeting held on March 20, 2014. Effective January 1, 2013, in connection with the change in CEMEX, S.A.B. de C.V.’s functional currency, the conversion options embedded in the 2016 Convertible Notes and the 2018 Convertible Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. Changes in fair value of the conversion option generated a loss in 2012 for approximately U.S.$56 million

(Ps708 million) (see note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report). In February 2014, CEMEX amended the terms of the capped call options related to its 2010 Optional Convertible Subordinated Notes and, separately, in March 2014, holders of U.S.$280,387,000 in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes converted their 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.’s ADSs pursuant to the Private Inducements.

Mandatory Convertible Securities

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange marketable notes issued in Mexico with maturities between 2010 and 2013, into Mandatory Convertible Securities for approximately Ps4,126 million (U.S.$315 million). Reflecting antidilution adjustments, at their scheduled conversion in 2019 or earlier if the price of the CPO reaches approximately Ps30.68, the securities will be mandatorily convertible into approximately 202 million CPOs at a conversion price of approximately Ps20.45 per CPO. During their tenure, the securities bear interest at an annual rate of 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component, represented by the fair value of the conversion options of the issuance date of Ps1,971 million was recognized within “Other equity reserves.” See note 16B to our 2013 audited consolidated financial statements included elsewhere in this annual report. Effective January 1, 2013, in connection with the change in CEMEX, S.A.B. de C.V.’s functional currency, the conversion option embedded in these securities as of January 1, 2013, started to be treated as stand-alone derivative liability at fair value through profit or loss, recognizing an initial effect of Ps365 million. Changes in fair value of the conversion option generated a loss of Ps135 million (U.S.$10 million) in 2013.

Our Receivables Financing Arrangements

Our subsidiaries in the United States, Mexico and France (which incorporated the sale of trade receivables in the United Kingdom) are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2012 and 2013, trade accounts receivable include receivables of Ps10,792 million (U.S.$840 million) and Ps8,487 million (U.S.$650 million), respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,280 million and Ps1,516 million as of December 31, 2012 and 2013, respectively. Therefore, the funded amount to CEMEX was Ps6,971 million (U.S.$534 million) in 2013 and Ps8,512 million (U.S.$662 million) in 2012. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps368 million (U.S.$28 million) and Ps317 million (U.S.$25 million) in 2012 and 2013, respectively. Our securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization program outstanding as of December 31, 2013 in the United States matures in May 2015. The securitization programs in France and the United Kingdom were extended in March 2014 and mature in March 2015. In April 2014, CEMEX refinanced its securitization program in Mexico with a final maturity in March 2017.

Capital leases

As of December 31, 2012 and 2013, we held several operating buildings and mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$154 million (Ps2,025 million) and U.S.$11 million (Ps141 million), respectively. Future payments associated with these contracts are presented in note 23E to our 2013 audited consolidated financial statements included elsewhere in this annual report.

Our Equity Forward Arrangements

In connection with the sale of CPOs of Axtel (note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report) and in order to maintain exposure to changes in the price of such entity, in March 2008, we entered into a forward contract to be settled in cash over the price of 59.5 million CPOs of Axtel (59.5 million CPO with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, we instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of Axtel until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. In addition, during 2011, the other counterparty further extended the maturity of its contract also until April 2012. In March 2012, CEMEX renewed the forward contract to be settled in cash over the price of 59.5 CPOs of Axtel, which is extended until October 2015. Changes in the fair value of this instrument generated losses of approximately U.S.$7 million (Ps100 million) in 2012, and gains of approximately U.S.$6 million (Ps76 million) in 2013.

Perpetual Debentures

As of December 31, 2012 and 2013, non-controlling interest stockholders’ equity included approximately U.S.$473 million (Ps6,078 million) and U.S.$477 million (Ps6,223 million), respectively, representing the notional amount of the Perpetual Debentures. The Perpetual Debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, the Perpetual Debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under IFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the Perpetual Debentures do not have any maturity date, meaning that they were issued to perpetuity, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps453 million and Ps405 million in 2012 and 2013, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2013 audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2013, the Perpetual Debentures were as follows:

Issuer	Issuance date	Nominal Amount at Issuance Date (in millions)		Nominal amount Outstanding as of December 31, 2013 (in millions)(2)		Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%
C8 Capital (SPV) Ltd.	February 2007	U.S.$	750	U.S.$	137	Eighth anniversary	6.640%
C5 Capital (SPV) Ltd.(1)	December 2006	U.S.$	350	U.S.$	69	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	183	Tenth anniversary	6.722%

(1)	We are not permitted to call these Perpetual Debentures under the Facilities Agreement. As of December 31, 2012 and 2013, 3-month LIBOR was approximately 0.306% and 0.246%.
(2)	Excludes the notional amount of Perpetual Debentures held by subsidiaries, acquired in December 2012 through a series of asset swaps. See notes 16A and 20D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders may authorize a stock repurchase program at CEMEX, S.A.B. de C.V.’s annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2011, 2012 and 2013 annual general ordinary shareholders’ meetings held on February 23, 2012, March 21, 2013 and March 20, 2014, respectively, no stock repurchase program has been proposed between February 2011 and the date of this annual report. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Facilities Agreement and the indentures governing the Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Headed by CEMEX Research Group AG (“CEMEX Research Group”), research and development (“R&D”) is increasingly assuming a key role as it is recognized as an important contributor to CEMEX’s comprehensive pricing strategy for CEMEX’s products. Through the development of innovative technologies, services, and commercial models, CEMEX is leveraging its know-how based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. Focus is placed on creating tangible value for our customers by making their business more profitable, but more importantly, as leaders in the industry, there is an underlying mission for CEMEX to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

CEMEX’s R&D initiatives are globally led, coordinated and managed by CEMEX Research Group, which encompasses the areas of Technology, Energy & Sustainability, Business Process & IT, Innovation, and Commercial & Logistics. The Vice Presidency of Technology (the “VPT”) is responsible for developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of the CEMEX’s core businesses. Additionally, the VPT also develops and proposes construction solutions through the integration of the aforementioned technologies. The Energy and Sustainability departments are dedicated to operational efficiencies leading to reduction of costs and enhancing the environmental impact through the usage of alternative or biomass fuels, and energy management systems. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon foot-print and improve the quality of life in rapidly transforming cities. Underlying CEMEX’s R&D philosophy, is a growing culture of collaboration, where the Innovation Team brings about its research to identify novel collaboration practices, and mobilize its adoption within CEMEX.

There are nine laboratories supporting the CEMEX’s R&D efforts under a collaboration network. Eight of the laboratories are strategically located in close proximity to our plants, and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratory located in Switzerland is continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in energy management. In addition, CEMEX Research Group actively registers patents and pending applications in many of the countries in which CEMEX operates. Patents and trade secrets are managed strategically in order to ensure an important technology lock-ins associated with CEMEX technology.

Our Information Technology divisions develop information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment. More importantly, thanks to the activities of the Process and IT area, CEMEX is continuously improving and innovating its business processes to adapt it to the dynamically evolving markets, and better serve the needs.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

In 2011, 2012 and 2013, the total combined expense of the technology and energy departments in CEMEX, which includes all significant R&D activities, amounted to approximately Ps487 million (U.S.$39 million), Ps514 million (U.S.$40 million) and Ps494 million (U.S.$38 million), respectively.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material and adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Summary of Material Contractual Obligations and Commercial Commitments

The 2009 Financing Agreement

On August 14, 2009, we entered into the 2009 Financing Agreement. The 2009 Financing Agreement extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral loans and private placement notes to February 14, 2014, providing for a semi-annual amortization schedule, and, prior to giving effect to the Refinancing Transaction, we had reduced indebtedness under the 2009 Financing Agreement by approximately U.S.$7.2 billion. Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released. In March 2013, we repaid the 2009 Financing Agreement in full.

The Facilities Agreement

As a result of the Refinancing Transaction, on September 17, 2012, we entered into the Facilities Agreement. See “—Liquidity and Capital Resources—Our Indebtedness.” As of December 31, 2013, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps54,024 million (U.S.$4,140 million) (principal amount Ps55,147 million (U.S.$4,226 million)), all of which matures in 2017. Additionally, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Item 3—Key Information—Risk Factors—If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or ‘spring-back’ to earlier dates.”

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

May 2010 Notes. On May 12, 2010, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020, or the May 2010 U.S. Dollar Notes, and €115,346,000 aggregate principal amount of its 8.875% Euro-Denominated Senior Secured Notes due 2017, or the May 2010 Euro Notes and, together with the May 2010 U.S. Dollar Notes, the May 2010 Notes, in exchange for a majority in principal amount of the then outstanding Perpetual Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued an additional U.S.$125,331,000 aggregate principal amount of its May 2010 U.S. Dollar Notes, in exchange for €119,350,000 aggregate principal amount of the Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV), pursuant to an exchange offer, in a private transaction exempt from registration pursuant to Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., CEMEX Finance LLC, Cemex Egyptian Investments B.V. (“CEMEX Egyptian Investments”), Cemex Egyptian Investments II B.V. (“CEMEX Egyptian Investments II”), CEMEX France, CEMEX Research Group, CEMEX Shipping B.V. (“CEMEX Shipping”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2010 Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2011 Notes. On January 11, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 9.000% Senior Secured Notes due 2018, or the January 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On July 11, 2011, CEMEX, S.A.B. de C.V. issued an additional U.S.$650 million aggregate principal amount of its January 2011 Notes. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2011 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2011 Notes. On April 5, 2011, CEMEX, S.A.B. de C.V. issued U.S.$800 million aggregate principal amount of its Floating Rate Senior Secured Notes due 2015, or the April 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2011 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2012 Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of its 9.875% Euro-Denominated Senior Secured Notes Due 2019, or together, the March 2012 Notes, in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the

Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the March 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

September 2012 Notes. In connection with the Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. issued U.S.$500 million aggregate principal amount of its 9.50% Senior Secured Notes due 2018, or the September 2012 Notes, to participating creditors that elected to receive the September 2012 Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the September 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2012 Notes. On October 12, 2012, our subsidiary, CEMEX Finance LLC, issued U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022, or the October 2012 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the October 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2013 Notes. On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019, or the March 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2013 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

August 2013 Notes. On August 12, 2013, CEMEX S.A.B. de C.V. issued U.S.$1.0 billion of aggregate principal amount of its 6.5% Senior Secured Notes due in 2019, or the August 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group AG, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the August 2013 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2013 Notes. On October 2, 2013, CEMEX S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due in 2021 and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due in 2018, or together, the October 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance LLC, CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group AG, CEMEX Shipping and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the October 2013 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2014 Notes. On April 1, 2014, CEMEX Finance LLC issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024, or the April 2014 U.S. Dollar Notes, and €400 million aggregate principal amount of its 5.250% Euro-Denominated Senior Secured Notes due 2021, or the April 2014 Euro Notes and, together with the April 2014 U.S. Dollar Notes, the April 2014 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK, Empresas Tolteca and CEMEX Finance LLC have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the April 2014 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

Mandatory Convertible Securities

On December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4,126 million (approximately U.S.$315 million) in Mandatory Convertible Securities, in exchange for marketable notes maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Securities are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After antidilution adjustments, the conversion rate as of December 31, 2013 was 435.1874 CPOs per each obligation, equivalent to a conversion price of approximately Ps20.45 per CPO and as of March 20, 2014, has been further adjusted to 452.5949 CPOs per each obligations, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2013 annual general ordinary shareholders’ meeting held on March 20, 2014.

Optional Convertible Subordinated Notes

2010 Optional Convertible Subordinated Notes. On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015, or the 2010 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate at issuance was 73.5402 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes. After antidilution adjustments, the conversion rate as of December 31, 2013 was 86.0316 ADSs per U.S.$1,000 principal amount of such notes and as of March 20, 2014, has been further adjusted to 89.4729 ADSs per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2013 annual general ordinary shareholders’ meeting held on March 20, 2014. We used a portion of the net proceeds from the offering of the 2010 Optional Convertible Subordinated Notes to fund the purchase of a capped call transaction, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2010 Optional Convertible Subordinated Notes. In February 2014, CEMEX amended the terms of the capped call options related to its 2010 Optional Convertible Subordinated Notes and, separately, in March 2014, holders of

U.S.$280,387,000 in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes converted their 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.’s ADSs pursuant to the Private Inducements.

2011 Optional Convertible Subordinated Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. issued U.S.$977.5 million aggregate principal amount of its 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million aggregate principal amount of its 3.75% Convertible Subordinated Notes due 2018, or together, the 2011 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into a fixed number of ADSs, at any time after June 30, 2011 and are subject to antidilution adjustments. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. After antidilution adjustments, the conversion rate as of December 31, 2013 was 99.6866 ADSs per U.S.$1,000 principal amount of such notes and as of March 20, 2014, has been further adjusted to 103.6741 ADSs per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2013 annual general ordinary shareholders’ meeting held on March 20, 2014. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes.

Commercial Commitments

As of December 31, 2012 and 2013, we had commitments for the purchase of raw materials for an approximate amount of U.S.$127 million and U.S.$107 million, respectively.

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

In September 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” we and ACCIONA formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently owns and operates the wind farm. The operation of the 167 wind turbines on the farm commenced on November 15, 2009. The agreements between us and ACCIONA established that our plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2012 and 2013, EURUS supplied approximately 29.1% and 25.8%, respectively, of our overall electricity needs in Mexico during such years.

In 2007, CEMEX Ostzement GmbH (“COZ”), our subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to our Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) approximately 27 MW in 2011, 2012, and 2013, COZ expects to acquire 27 MW per year for 2014, and expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In 1999, we entered into agreements with an international partnership, which financed, built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, the original operator was replaced. Pursuant to the agreement, we would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. In addition, we committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with Petróleos Mexicanos (“PEMEX”), which terminate in 2024. Consequently, for the last 3 years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2013, 2012 and 2011, TEG supplied approximately 70.9%, 67.8% and 69.1%, respectively, of our overall electricity needs during such year for our cement plants in Mexico.

In regards with the above, in March 1998 and July 1999, we signed contracts with PEMEX providing that beginning in April 2004 PEMEX’s refineries in Cadereyta and Madero City would supply us with a combined volume of approximately 1.75 million tons of pet coke per year. As per the pet coke contracts with PEMEX, 1.2 million tons of the contracted volume will be allocated to TEG and the other energy producer and the remaining volume will be allocated to our operations in Mexico. By entering into the pet coke contracts with PEMEX, we expect to have a consistent source of pet coke throughout the 20-year term.

Contractual Obligations

As of December 31, 2012 and 2013, we had material contractual obligations as set forth in the table below.

	As of December 31, 2012	As of December 31, 2013
Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years	Total
		(in millions of U.S. Dollars)
Long-term debt	U.S.$ 13,857	296	765	7,236	6,330	14,627
Capital lease obligations(1)	361	58	91	61	82	292
Convertible notes(2)	2,177	14	1,603	625	27	2,269

Total debt and other financial obligations(3)	16,395	368	2,459	7,922	6,439	17,189
Operating leases(4)	413	111	157	87	47	402
Interest payments on debt(5)	5,366	1,037	2,052	2,004	1,196	6,289
Pension plans and other benefits(6)	1,653	168	320	334	925	1,747
Purchases of raw materials(7)	127	68	39	—	—	107
Purchases of fuel and energy(8)	3,539	218	443	442	2,278	3,381

Total contractual obligations	U.S.$ 27,493	1,970	5,470	10,789	10,885	29,114

Total contractual obligations (Mexican Pesos)	Ps 353,285	25,709	71,384	140,796	142,049	379,938

(1)	Represents nominal cash flows. As of December 31, 2013, the net present value of future payments under such leases is approximately U.S.$210 million (Ps2,743 million), of which, approximately U.S.$28 million (Ps365 million) refers to payments from 1 to 3 years, approximately U.S.32 million (Ps418 million) refers to payments from 3 to 5 years and approximately U.S.$80 million (Ps1,040 million) refers to payments of more than 5 years.
(2)	Refers to the Mandatory Convertible Securities described herein and assumes repayment at maturity and no conversion of the notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
(4)	The amounts for operating leases have been determined on the basis of nominal cash flows. we have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain administrative, selling and distribution expenses. Rental expense was U.S.$156 million (Ps2,003 million) in 2012 and U.S.$126 million (Ps1,647 million) in 2013.
(5)	Estimated cash flows on floating rate denominated debt were determined using the interest rates in effect as of December 31, 2012 and 2013.
(6)	Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our 2013 audited consolidated financial statements included elsewhere in this annual report). Future payments include the estimate of new retirees during such future years.
(7)	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows.
(8)	Future nominal payments of energy were estimated on the basis of an aggregate average expected consumption of approximately 3,147.8 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2012, we had a net loss related to the recognition of changes in fair values of derivative financial instruments of approximately Ps98 million (U.S.$8 million). For the year ended December 31, 2013, we had a net gain related to the recognition of changes in fair values of derivative financial instruments of approximately Ps2,126 million (U.S.$163 million).

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2010 and March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our 2013 audited consolidated financial statements included elsewhere in this annual report), which we finalized during April 2009. The Facilities Agreement significantly restricts our ability to enter into derivative transactions.

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

	At December 31, 2012		At December 31, 2013		Maturity Date
	Notional amount	Estimated Fair value	Notional amount	Estimated Fair value
	(in millions of U.S. Dollars)
Interest Rate Swaps	181	49	174	33	September 2022
Equity forwards on third-party shares	27	—	27	1	October 2013
Forward instruments over indexes	5	—	—	—	July 2013
Options on our own shares	2,743	(138)	2,383	408	March 2015 -March 2018

Our Interest Rate Swaps. As of December 31, 2012 and 2013, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$181 million and U.S.$174 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. For more information, see note 23C to our 2013 audited consolidated financial statements included elsewhere in this annual report. As of December 31, 2012 and 2013, the fair value of the swap represented assets of approximately U.S.$49 million and U.S.$33 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR, which is the international reference for debt denominated in U.S. Dollars. As of December 31, 2012 and 2013, LIBOR was 0.50825% and 0.348%, respectively. Changes in the fair value of interest rate swaps, generated losses of approximately U.S.$12 million (Ps150 million ) in 2011, U.S.$2 million (Ps35 million) in 2012 and U.S.$16 million (Ps207 million) in 2013, which were recognized in the statement of operations for each year.

Our Equity Forwards on Third-Party Shares. As of December 31, 2012 and 2013, we had forward contracts to be settled in cash over the price of 59.5 million CPOs in both years. The contract matures in October 2015. Changes in the fair value of this instrument generated losses of approximately U.S.$35 million (Ps437million ) in 2011 and U.S.$7 million (Ps100 million) in 2012 and a gain of approximately U.S.$6 million (Ps76 million) in 2013, which were recognized in the statement of operations for each year. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Our Forward Instruments Over Indexes. As of December 31, 2012, CEMEX held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which matured in April 2013. By means these instrument, CEMEX maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a loss of approximately U.S.$1 million (Ps13 million) in 2011, a gain of approximately U.S.$1 million (Ps13 million) in 2012 and a gain of approximately U.S.$0.3 million (Ps5 million) in 2013, which were recognized in the statement of operations for each year.

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the 2011 Optional Convertible Subordinated Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions after antidilution adjustments over approximately 166 million ADSs (97 million ADSs maturing in March 2016 and 69 million ADSs maturing in March 2018), by means of which, for the 3.25% Convertible Subordinated Notes due 2016, at

maturity of the notes in March 2016, if the price per ADS is above U.S.$10.0314, we will receive in cash the difference between the market price of the ADS and U.S.$10.0314, with a maximum appreciation per ADS of U.S.$4.6299. Likewise, for the 3.75% Convertible Subordinated Notes due 2018, at maturity of the notes in March 2018, if the price per ADS is above U.S.$10.0314, we will receive in cash the difference between the market price of the ADS and U.S.$10.0314, with a maximum appreciation per ADS of U.S.$6.1732. We paid a total premium of approximately U.S.$222 million. As of December 31, 2012 and 2013, the fair value of such options represented an asset of approximately U.S.$226 million (Ps2,899 million) and U.S.$353 million (Ps4,607 million), respectively. During 2011, 2012 and 2013, changes in the fair value of this contract generated a loss of approximately U.S.$153 million (Ps1,906 million), a gain of approximately U.S.$155 million (Ps1,973 million) and a gain U.S.$127 million (Ps1,663 million), respectively, which were recognized in the statements of operations for each year. In addition, until December 31, 2012 considering that the currency in which the notes are denominated and the functional currency of the issuer differed, CEMEX, S.A.B. de C.V. separated the conversion options embedded in the 2016 Convertible Notes and the Convertible 2018 Notes and recognized them at fair value, which as of December 31, 2012, resulted in a liability of approximately U.S.$301 million (Ps3,862 million). Changes in fair value of the conversion options generated a gain of approximately U.S.$279 million (Ps3,482 million) in 2011 and a loss in 2012 for approximately U.S.$243 million (Ps3,078 million), which were recognized in the statement of operations for each year. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity.

On March 30, 2010, after antidiluton adjustments in connection with the offering of the 2010 Optional Convertible Subordinated Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 62 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above U.S.$11.6236, we will receive in cash the difference between the market price of the ADS and U.S.$11.6236, with a maximum appreciation per ADS of U.S.$4.4706. We paid a premium of approximately U.S.$105 million. As of December 31, 2012 and 2013, the fair value of such options represented an asset of approximately U.S.$58 million (Ps751 million) and U.S.$94 million (Ps1,228 million), respectively. During 2011, 2012 and 2013, changes in the fair value of this contract generated a loss of approximately U.S.$79 million (Ps984 million), a gain of approximately U.S.$47 million (Ps594 million) and a gain of approximately U.S.$36 million (Ps465 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations for each year. In addition, until December 31, 2012 considering that the currency in which the notes are denominated and the functional currency of the issuer differed, CEMEX, S.A.B. de C.V. separated the conversion option embedded in the 2015 Convertible Notes and recognized it at fair value, which as of December 31, 2012, resulted in a liability of approximately U.S.$64 million (Ps828 million). Changes in fair value of the conversion options generated a gain of approximately U.S.$97 million (Ps1,211 million) in 2011, a loss in 2012 for approximately U.S.$56 million (Ps708 million), which were recognized in the statement of operations for each year. As mentioned in the paragraph above, effective January 1, 2013, the conversion option embedded in the 2010 Optional Convertible Notes ceased to be treated as stand-alone derivative at fair value through the statement of operations. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. In February 2014, we amended the terms of the capped call options related to our 2010 Optional Convertible Notes.

Conversely, in connection with the Mandatory Convertible Securities (see note 16B to our 2013 audited consolidated financial statements included elsewhere in this annual report), and considering the aforementioned change in CEMEX, S.A.B. de C.V.’s functional currency effective January 1, 2013 and that the currency in which such Mandatory Convertible Securities are denominated and the functional currency of the issuer differ, we separate now the conversion option embedded in such instruments and recognizes it at fair value, which as of December 31, 2013, resulted in a liability of approximately U.S.$39 million (Ps506 million). Changes in fair value of the conversion option generated in 2013 a loss of approximately U.S.$10 million (Ps135 million).

As of December 31, 2012, we had granted a guarantee for a notional amount of approximately U.S.$360 million in connection with put option transactions on CEMEX, S.A.B. de C.V.’s CPOs entered into by Citibank with a Mexican trust that we established on behalf of our Mexican pension fund and certain of our directors and current and former employees in April 2008, as described in notes 16D and 23C to our 2013 audited consolidated financial statements included elsewhere in this annual report. The fair value of such guarantee, net of deposits in margin accounts, represented a liability of approximately U.S.$58 million (Ps740 million) in 2012. As of December 31, 2011 and 2012, cash deposits in margin accounts were approximately U.S.$225 million (Ps3,141 million) and U.S.$76 million (Ps975 million). As of April 17, 2013, the notional amount of the guarantee was completely closed as a result of the unwinding of 100% of the original underlying amount of put options over CPOs of CEMEX, S.A.B. de C.V. Cash and cash deposits in margin accounts, after deducting the proceeds from the sale of securities that track the performance of the Mexican Stock Exchange and CEMEX, S.A.B. de C.V.’s CPOs held by the Mexican trust in an aggregate amount of approximately U.S.$112 million, were used to settle the unwinding of these put options.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2013. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2013. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2013 and is summarized as follows:

	Expected maturity dates as of December 31, 2013								Fair Value
Long-Term Debt(1)	2014		2015	2016	2017	After 2018	Total
	(In millions of U.S. Dollars, except percentages)
Variable rate	U.S.$	758	4	4,156	500	—	U.S.$	5,418	U.S.$	5,626
Average interest rate		4.59%	5.76%	6.92%	7.93%	4.58%
Fixed rate	U.S.$	3	—	456	2,124	6,330	U.S.$	8,913	U.S.$	10,076
Average interest rate		8.50%	8.50%	8.50%	8.50%	8.28%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2013 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of U.S.3,490 million (Ps45,541 million) issued by consolidated entities. See notes 16B and 20D to our 2013 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2013, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2013, 38% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 458 basis points. See note 16 to our 2013 audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar/Mexican Peso exchange rate. For the year ended December 31, 2013, approximately 20% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 20% in the United States, 7% in the United Kingdom, 7% in Germany, 6% in France, 6% in our Rest of Northern Europe geographic segment, 2% in Spain, 3% in Egypt, 5% in our Rest of the Mediterranean segment, 6% in Colombia, 7% in our Rest of South America and the Caribbean segment, 4% in Asia and 7% from our Other operations.

As of December 31, 2013, approximately 86% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 11% was Euro-denominated, approximately 3% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies, which does not include approximately Ps6,223 million (U.S.$477 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of December 31, 2012 and 2013, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel shares. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations as part of “Other financial income (expense), net.” At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2013, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs would be a loss of approximately U.S.$2 million (Ps28 million).

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

As of December 31, 2013 and 2012, the potential change in the fair value of our options (capped call) and the put option transaction based on the price of CEMEX, S.A.B. de C.V.’s CPOs that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have increased our net loss for 2012 and 2013 by approximately U.S.$76 million (Ps971 million) and U.S.$89 million (Ps1,155 million), respectively, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

In addition, even though the changes in fair value of our embedded conversion options in the convertible notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2013 and 2012, after considering in the convertible notes the effects related with the change in CEMEX, S.A.B. de C.V.’s functional currency in 2013, the potential change in the fair value of these embedded conversion options that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have decreased our net loss for 2012 and 2013 by approximately U.S.$89 million (Ps1,148 million) and U.S.$8 million (Ps102 million), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity risk. The requirement of margin calls based on the relevant master agreements under our derivative instruments can have a significant negative effect on our liquidity position and can impair our ability to service our debt and fund our capital expenditures. In addition to the current amount of margin calls previously described as of December 31, 2013 referring to our derivative financial instrument positions of approximately

U.S.$7 million (Ps95 million). The potential requirement as of December 31, 2013 for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the prices of Axtel shares and CEMEX CPOs would not be significant.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2011, 2012 and 2013.

Investments and Acquisitions

On June 3, 2013, we announced that we expect to invest approximately U.S.$100 million (approximately 700 million Egyptian Pounds) to improve our operations in Egypt and to continue supporting the country’s housing, commercial and infrastructure development. A sizable percentage of the investment will be used by the company to increase our capacity to use coal and pet coke as energy sources in our Assiut cement plant. We also expect to install new waste co-processing and environmental equipment in the plant to continue reducing our emissions and to increase its alternative fuels usage.

On May 30, 2013, we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 metric tons to nearly 900,000 metric tons per year in order to keep pace with growing demand in the West Texas market led mainly by the oil and gas industry. The demand for specialty cement products used in well construction for the oil and gas industry is growing as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed.

In October 2012, Corporación Cementera Latinoamericana, S.L.U. (Sociedad Unipersonal), an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in CEMEX Guatemala, S.A., our main operating subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing within “Other equity reserves” a loss of approximately U.S.$32 million (approximately Ps411 million).

On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in the Republic of Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% non-controlling interest in Readymix plc, our main operating subsidiary in the Republic of Ireland, for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two joint ventures, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States.

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2013 audited consolidated financial statements included elsewhere in this annual report), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date, and Ready Mix USA, LLC generated an aggregate gain of approximately U.S.$24 million (approximately Ps316 million), which was recognized within “Other expenses, net.” During 2012, after the completion of the purchase price allocation, there were changes in the values of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately U.S.$1 million (approximately Ps13 million).

Ready Mix USA, LLC’s net assets as of December 31, 2013, CEMEX consolidated net assets of approximately Ps6,180 million, including cash and cash equivalents for approximately Ps6 million and debt for approximately Ps2,883 million.

Our total additions in property, machinery and equipment, as reflected in our 2013 audited consolidated financial statements (see note 14 to our 2013 audited consolidated financial statements included elsewhere in this annual report), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$468 million in 2011, U.S.$609 million in 2012, and U.S.$606 million in 2013. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates. As of the date of this annual report, we have allocated approximately U.S.$58 million of our U.S.$645 million 2014 budget to continue with this effort.

Divestitures

During 2013 we sold assets for approximately U.S.$172 million comprised in part by real estate, non-core businesses and equipment.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.). The net proceeds to CEMEX Latam from the offering were approximately U.S.$960 million, after deducting underwriting discounts, commissions and offering expenses. CEMEX Latam used the net proceeds to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the main holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2013, CEMEX España owned approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury.

During 2011 we sold assets for approximately U.S.$225 million comprised in part by real estate, non-core businesses and equipment.

Recent Developments

Recent Developments Relating to Our Operations

Mexican Integration Initiative

Historically, CEMEX’s business in Mexico had been primarily run by three subsidiaries, CEMEX México, CEMEX Concretos and CEMEX Agregados, S.A. de C.V. (“CEMEX Agregados”). In line with the intention to increase operational efficiency, starting the first quarter of 2014, CEMEX launched an initiative within its

Mexican business which involved concentrating the majority of the operations of the Mexican business under a single entity. Under the Mexican business structure, separate CEMEX entities in Mexico serviced different lines of business (e.g. cement, concrete and aggregates). CEMEX has begun the integration of these lines of business (e.g. the production and commercial and administrative activities related to the sale of cement, ready-mix concrete, aggregates and other construction materials in Mexico) into one entity, CEMEX, S.A.B. de C.V. This single entity is capable of providing customers from all end-user segments (including distributors, builders and manufacturers) with a full service platform in Mexico. As a result, CEMEX, S.A.B. de C.V. will be the single entity under which the Mexican business will be operated, predominantly by leasing assets in Mexico (including relevant property, plant and equipment) mainly from CEMEX México, CEMEX Concretos and CEMEX Agregados. An administrative trust incorporated pursuant to the laws of Mexico will manage the lease payments and engage in other activities as permitted by the laws of Mexico and our debt agreements. CEMEX, S.A.B. de C.V. will continue to consolidate all of our companies. The required shareholders’ and creditors’ approvals have been obtained.

Recent Developments Relating to Our Shareholders

2013 Shareholders’ Meetings

On March 20, 2014, CEMEX, S.A.B. de C.V. held its 2013 annual general ordinary shareholders’ meeting at which its shareholders approved, among other items, (i) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock of up to 1,404,099,228 shares (equivalent to 468,033,076 CPOs or approximately 46.8 million ADSs) paid with a charge to retained earnings; (ii) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the issuance of up to 387 million shares (equivalent to 129 million CPOs or 12.9 million ADSs), such shares to be kept in CEMEX, S.A.B. de C.V.’s treasury and to be used to preserve the rights of note holders pursuant to the outstanding Mandatory Convertible Securities and the 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes; and (iii) a reduction in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the cancellation of 6,219,606 shares (equivalent to approximately 2 million CPOs or approximately 200,000 ADSs).

In addition, on March 20, 2014, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting at which its shareholders approved, among other items, the board of directors’ proposal to expand the corporate purpose of CEMEX, S.A.B. de C.V. so that, aside from being a holding company, CEMEX, S.A.B. de C.V. can undertake operating activities related to the production and commercialization of cement, ready-mix concrete and aggregates.

Recent Developments Relating to Our Indebtedness

Private Inducements for 2010 Optional Convertible Subordinated Notes

On February 28, 2014, CEMEX, S.A.B. de C.V. entered into private conversion agreements with certain institutional holders of its 2010 Optional Convertible Subordinated Notes pursuant to which such holders converted U.S.$280,387,000 in aggregate principal amount of the 2010 Optional Convertible Subordinated Notes in exchange for approximately 27.73 million of CEMEX, S.A.B. de C.V.’s ADSs. Following the closing of the Private Inducements in March 2014, U.S.$434,613,000 aggregate principal amount of the 2010 Optional Convertible Subordinated Notes remained outstanding.

Repayment of Eurobonds

On March 5, 2014, CEMEX Finance Europe B.V. repaid the remaining €247,442,000 aggregate principal amount outstanding of its Eurobonds at their maturity using a portion of the proceeds from the October 2013 Notes.

2015 Capped Call Amendment

On January 13, 2014, considering its short term maturity and using prevailing market valuation of the instrument, CEMEX, S.A.B. de C.V. initiated a process to amend the terms of its capped call options to be settled in 2015 that were purchased in connection with the issuance of its 2010 Optional Convertible Subordinated Notes. The execution of this amendment, which does not require any cash payments, was finalized in February 2014. As a result of this amendment, CEMEX, S.A.B. de C.V. has the right to receive the market value of approximately 7.7 million of ADSs through the same number of zero-strike call options maturing in March 2015, which will be marked-to-market through profit or loss prospectively.

Offering of April 2014 U.S. Dollar Notes and April 2014 Euro Notes

On April 1, 2014, CEMEX Finance LLC issued U.S.$1.0 billion aggregate principal amount of its April 2014 U.S. Dollar Notes and €400 million aggregate principal amount of its April 2014 Euro Notes. The net proceeds from the offering of the April 2014 U.S. Dollar Notes of approximately U.S.$995 million and the offering of the April 2014 Euro Notes of approximately €398 million were used to fund the April 2014 Tender Offer and the December 2009 Euro Notes Redemption, with the remainder to be used for general corporate purposes, including to fund May 2010 Euro Notes Redemption.

April 2014 Tender Offer

On April 9, 2014, CEMEX Finance LLC completed the purchase of U.S.$597,153,000 aggregate principal amount of May 2010 U.S. Dollar Notes and U.S.$482,847,000 aggregate principal amount of January 2011 Notes through the April 2014 Tender Offer using a portion of the proceeds from the issuance of the April 2014 Notes, which May 2010 U.S. Dollar Notes and January 2011 Notes were immediately cancelled. Following the settlement of the April 2014 Tender Offer, U.S.$595,843,000 aggregate principal amount of May 2010 U.S. Dollar Notes and U.S.$1,167,153,000 aggregate principal amount of January 2011 Notes remained outstanding.

December 2009 Euro Notes Redemption

On April 25, 2014, CEMEX Finance LLC completed the redemption of the remaining €130,000,000 aggregate principal amount of its December 2009 Euro Notes using a portion of the proceeds from the issuance of the April 2014 Euro Notes.

May 2010 Euro Notes Redemption

On April 1, 2014, CEMEX España, acting through its Luxembourg branch, issued a notice to redeem the €115,346,000 remaining aggregate principal amount outstanding of its May 2010 Euro Notes. CEMEX España expects to complete the May 2010 Euro Notes Redemption on May 12, 2014 using a portion of the proceeds from the issuance of the April 2014 Euro Notes.

Recent Developments Relating to Our Competitors

Proposed Merger of Holcim Ltd. and Lafarge S.A.

On April 7, 2014, Holcim and Lafarge, two of our largest global competitors, announced their intention to combine their two companies through a merger, with the resulting company to be named LafargeHolcim. As of the date of this annual report, we cannot predict what impact the proposed merger would have on our operations, on the prices for our products, on the entrance of new competitors in the markets in which we compete with Holcim and Lafarge, on our competitive position in the markets in which we operate, the price of our shares or our previously announced proposed transactions with Holcim in Europe. We also cannot predict whether the proposed merger will be completed on the terms announced or at all.

Item 6—Directors, Senior Management and Employees

Senior Management and Directors

Senior Management

Set forth below is the name and position of each member of our senior management team as of the date of this annual report. The terms of office of the senior managers are indefinite.

Name, Position (Age)	Experience
Lorenzo H. Zambrano Treviño, Chief Executive Officer (70)	Joined CEMEX in 1968. During his career with CEMEX, Mr. Zambrano has been involved in all operational aspects of our business. He held several positions in CEMEX prior to his appointment as Director of Operations in 1981. In 1985, Mr. Zambrano was appointed chief executive officer, and in 1995 he was elected chairman of the board of directors. Mr. Zambrano is a graduate of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C., or ITESM, with a degree in mechanical engineering and administration and has an M.B.A. from Stanford University.

Mr. Zambrano has been a member of our board of directors since 1979 and chairman of our board of directors since 1995. He is a member of the board of directors of Cementos Chihuahua, IBM, Enseñanza e Investigación Superior, A.C. and Museo de Arte Contemporáneo de Monterrey A.C. (MARCO). Mr. Zambrano participated in the chairman’s Council of Daimler Chrysler AG until July 2005, was a member of the Stanford University’s Graduate School of Business Advisory Council until 2006, of the board of directors of Vitro, S.A.B. de C.V. until 2007, of the board of directors of Alfa, S.A.B. de C.V., or Alfa, until 2008, of the board of directors of Grupo Televisa, S.A.B. and Banamex until April 2009 and of the board of directors of Fomento Económico Mexicano S.A.B. de C.V., or FEMSA and the international advisory board of Citigroup until 2011 and served as chairman of the board of directors of Enseñanza e Investigación Superior, A.C., which manages ITESM, until February 2012.

In recognition of his business and philanthropic record, Mr. Zambrano has received several awards and recognitions, including the Woodrow Wilson Center’s Woodrow Wilson Award for Corporate Citizenship, the America’s Society Gold Medal Distinguished Service Award, and Stanford University’s Graduate School of Business Alumni Association’s Ernest C. Arbuckle Award.

Mr. Zambrano is a first cousin of Rogelio Zambrano Lozano, a second cousin of Roberto Luis Zambrano Villarreal and second uncle of Tomás Milmo Santos, all members of our board of directors.

Name, Position (Age)	Experience
Juan Romero Torres, President CEMEX México (57)	Joined CEMEX in 1989 and has occupied several senior management positions, including president of CEMEX Colombia, president of our operations in Mexico, president of the South America and the Caribbean region and president of our former Europe, Middle East, Africa and Asia region. He is currently president of our operations in Mexico and is also in charge of our global technology area. Mr. Romero graduated from Universidad de Comillas in Spain, where he studied law and economic and enterprise sciences.

Mr. Romero was appointed vice-president and representative of the board of directors of the Cement National Chamber (Cámara Nacional del Cemento) in June 2011 and member of the board of directors of Cementos Chihuahua in April 2011.

Jaime Gerardo Elizondo Chapa, President CEMEX South America and the Caribbean (50)	Joined CEMEX in 1985 and since then he has headed several operations, including Panama, Colombia, Venezuela, and, more recently, Mexico. He is the current president of CEMEX South America (including Central America) and the Caribbean, and is also in charge of the company’s global procurement area. Mr. Elizondo has served as a member of the board of directors of Cementos Chihuahua, as president and vice-president of the Cement National Chamber (Cámara Nacional del Cemento) and as president of the Transformation Industry Chamber of Nuevo León (Cámara de la Industria de la Transformación de Nuevo León). Mr. Elizondo is currently the chairman of CEMEX Latam’s board of directors. He graduated with a BS in chemical and system engineering and an MBA from ITESM.

Ignacio Madridejos Fernández, President CEMEX Northern Europe (48)	Joined CEMEX in 1996 and, after holding management positions in the strategic planning area, he headed CEMEX’s operations in Egypt, Spain, and Western Europe. He is currently president of CEMEX Northern Europe, and is also responsible for our global energy and sustainability area. Mr. Madridejos Fernández is also a member of the board of CEMEX Latam. He has served as a member of the board of directors of COMAC (Comercial de Materiales de Construcción S.L.), member of the board and president of OFICEMEN (Agrupación de Fabricantes de Cemento de España), member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), president of CEMA (Fundación Laboral del Cemento y el Medioambiente), patron of the Junior Achievement Foundation, vice-president and chairman of CEMBUREAU (European Cement Association). He graduated with a degree in civil engineering from the Polytechnic University of Madrid and holds an M.B.A. from Stanford University.

Jaime Muguiro Domínguez, President CEMEX Mediterranean (45)	Joined CEMEX in 1996, and held several executive positions in the areas of strategic planning, business development, ready-mix concrete, aggregates, and human resources. More recently, he headed CEMEX’s operations in Egypt. He is currently

Name, Position (Age)	Experience
president of CEMEX Mediterranean, which includes operations in Spain, Egypt, Croatia and the Middle East, and a member of CEMEX Latam’s board of directors. He graduated with a management degree from San Pablo CEU University, and holds a law degree from the Complutense University of Madrid and an M.B.A. from the Massachusetts Institute of Technology.

Karl H. Watson Jr., President CEMEX USA (49)	Joined CEMEX in 2007, after a successful career of more than 19 years in the building materials industry. Since then, he has held several senior positions in our operations in Florida and the Eastern region of the United States. Before joining CEMEX, he headed the ready-mix concrete and concrete products divisions of Rinker in the United States and Australia. He is currently president of CEMEX USA. Mr. Watson served as chairman of the Florida Concrete and Products Association from 2008 to 2009 and was appointed chairman of the NRMCA from 2010 to 2011 and member of the executive committee of the Portland Cement Association from 2011 to 2013. He holds a B.S. from the Palm Beach Atlantic University and an M.B.A. from the University of Nova Southeastern, both in Florida.

Joaquín Miguel Estrada Suarez, President CEMEX Asia (50)	Joined CEMEX in 1992 and has held several executive positions, including head of operations in Egypt and Spain, as well as head of trading for Europe, the Middle East and Asia. He is currently president of CEMEX Asia and is also responsible for our global trading activities. From 2008 to 2011, he served as a member of the board of directors of COMAC (Comercial de Materiales de Construcción S.L.), president and member of the board of OFICEMEN (Agrupación de Fabricantes de Cemento de España), and member of the board of IECA (Instituto Español del Cemento y sus Aplicaciones), he was also the president of CEMA (Fundación Laboral del Cemento y el Medioambiente) from 2010 to 2011. He graduated with a degree in economics from the University of Zaragoza and holds an M.B.A. from the Instituto de Empresa.

Fernando A. González Olivieri, Executive Vice President of Finance and Administration and Chief Financial Officer (59)	Joined CEMEX in 1989, and has served as corporate vice-president of strategic planning from 1994 to 1998, president of CEMEX Venezuela from 1998 to 2000, president of CEMEX Asia from 2000 to May 2003, and president of the South American and the Caribbean region from May 2003 to February 2005. In March 2005, he was appointed president of the expanded European Region, in February 2007, president of our former Europe, Middle East, Africa, Asia and Australia Region, and, in May 2009, executive vice president of planning and development. In February 2010, Mr. Gonzalez was appointed executive vice president of planning and finance and in 2011 he was appointed executive vice president of finance (chief financial officer) and administration. He is a member of the board of directors of Cementos Chihuahua. Mr. González earned his B.A. and M.B.A. degrees from ITESM.

Name, Position (Age)	Experience
Juan Pablo San Agustín Rubio, Executive Vice President of Strategic Planning and New Business Development (45)	Joined CEMEX in 1994 and has held executive positions in the strategic planning, continuous improvement, e-business, and marketing areas. He is currently executive vice president of strategic planning and new business development and vice president of the board of directors of CEMEX Latam. He graduated with a B.S. from the Universidad Metropolitana and holds an International M.B.A. from the Instituto de Empresa.

Luis Hernández Echávez, Executive Vice President of Organization and Human Resources (50)	Joined CEMEX in 1996, and has held senior management positions in the strategic planning and human resources areas. He is currently executive vice president of organization and human resources. He graduated with a degree in civil engineering from ITESM, and holds a master’s degree in civil engineering and an M.B.A. from the University of Texas at Austin. Mr. Hernández is also a member of the board of directors of Universidad Regiomontana, A.C. and an alternate director of Cementos Chihuahua.

Francisco Javier Garza Zambrano, Vice Chairman of the Board of CEMEX México, Chairman of CEMEX Latin America Advisory Board and Advisor to the CEO on Institutional Relations (58)	Joined CEMEX in 1988 and has served as director of trading from 1988 to 1992, president of CEMEX USA from 1992 to 1994, president of CEMEX Venezuela from 1994 to 1996 and Cemento Bayano from 1995 to 1996, president of CEMEX México and CEMEX USA from 1996 to 1998, president of the our former North American region and trading from 1998 to 2009 and, in 2009, he was appointed president of our former Americas region until 2011. In 2011, he was appointed vice chairman of the board of CEMEX México, chairman of the Advisory Board of CEMEX Latin America and advisor to the CEO on Institutional Relations.

Mr. Garza Zambrano is a member of the board of directors of Universidad Regiomontana, A.C. (“UR”) and of the board of directors of Cementos Chihuahua. He is a graduate in business administration from ITESM and has an M.B.A. from the Johnson School of Management at Cornell University in 1982.

Víctor Manuel Romo Muñoz, Executive Advisor to the Chairman and CEO (56)	Joined CEMEX in 1985 and has served as director of administration of CEMEX España from 1992 to 1994, general director of administration and finance of CEMEX España from 1994 to 1996, president of CEMEX Venezuela from 1996 to 1998, president of our former South American and the Caribbean region from 1998 to May 2003, and executive vice president of administration from May 2003 to April 2011. In April 2011, he was appointed executive advisor to the chairman and chief executive officer of CEMEX. He is a member of the board of directors of Cementos Chihuahua. Mr. Romo is a certified public accountant and received a master’s degree in administration and finance from ITESM. Previously, he worked for Alfa from 1979 to 1985.

Name, Position (Age)	Experience
Rafael Garza Lozano, Chief Accounting Officer (50)	Joined CEMEX in 1985 and has served as chief accounting officer since 1999. Mr. Garza is a certified public accountant and received a master’s degree in administration and finance from ITESM. He also attended executive programs at ITAM, IPADE and Harvard University. He is currently a member of the board of directors of Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or CINIF, of UR and an alternate director of Cementos Chihuahua.

Ramiro G. Villarreal Morales, General Counsel (66)	Joined CEMEX in 1987 and has served as general counsel since then, and also has served as secretary of our board of directors since 1995. He is a member of the board of directors of UR. He is a graduate of the Universidad Autónoma de Nuevo León with a degree in law. He also received a master of science degree in finance from the University of Wisconsin. Prior to joining CEMEX, he served as assistant general director of Grupo Financiero Banpais from 1985 to 1987.

Mr. Villarreal is a member of the board of directors of Vinte Viviendas Integrales, S.A.P.I. de C.V., a real estate development company, and an alternate member of the boards of directors of Cementos Chihuahua and Axtel. Mr. Villarreal is also a member of the board of directors of UR and, until February 2012, he was the secretary of the board of directors of Enseñanza e Investigación Superior, A.C., which manages ITESM.

Board of Directors

Bernardo Quintana Isaac was a member of CEMEX, S.A.B. de C.V.’s board of directors. Mr. Quintana Isaac was not elected as a director at CEMEX, S.A.B. de C.V.’s 2012 annual shareholders’ meeting held on March 21, 2013 and no longer serves on the board of directors. Set forth below are the names of the current members of CEMEX, S.A.B. de C.V.’s board of directors, elected at CEMEX, S.A.B. de C.V.’s 2013 annual shareholders’ meeting held on March 20, 2014. At this shareholders’ meeting, no alternate directors were elected. Members of CEMEX, S.A.B. de C.V.’s board of directors serve for one-year terms.

Name (Age)	Experience
Lorenzo H. Zambrano Treviño, Chairman (70)	See “—Senior Management.”

Armando J. García Segovia (62)	Mr. García has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1983. He initially joined CEMEX in 1975 and rejoined CEMEX in 1985. He served as director of operational and strategic planning from 1985 to 1988, director of operations from 1988 to 1991, director of corporate services and affiliate companies from 1991 to 1994, director of development from 1994 to 1996, general director of development from 1996 to 2000, executive vice president of development from 2000 to May 2009, and executive vice president for technology, energy and sustainability from May 2009 to March 2010. He is a graduate of ITESM with a degree

Name (Age)	Experience
in mechanical engineering and administration and received an M.B.A. from the University of Texas. He was employed at Cydsa, S.A. from 1979 to 1981 and at Conek, S.A. de C.V. from 1981 to 1985.

He also serves as a member of the board of directors of Cementos Chihuahua. He was also vice president of COPARMEX, member of the board and former chairman of the Private Sector Center for Sustainable Development Studies (Centro de Estudios del Sector Privado para el Desarrollo Sustentable), former chairman of Centro Patronal de Nuevo León (now COPARMEX NL), he was chairman and member of the board of Gas Industrial de Monterrey, S.A. de C.V. and member of the board of the World Environmental Center. Currently, he is a member of the board of directors of Hoteles City Express, S.A.P.I. de C.V. and of Innovación y Conveniencia, S.A. de C.V. formerly known as Grupo Chapa, S.A. de C.V., and the chairman of the board of the Engineering School of ITESM. He is also a member of the board of Universidad de Monterrey, A.C., Unidos para la Conservación, Pronatura Noreste, A.C., Consejo Consultivo de Flora y Fauna del Estado de Nuevo León, and Parques y Vida Silvestre de Nuevo León He is also founder and chairman of the board of Comenzar de Nuevo, A.C. He is a first cousin of Rodolfo García Muriel, a member of our board of directors.

Rodolfo García Muriel (68)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1985 and member of CEMEX, S.A.B. de C.V.’s finance committee since 2009. He is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V. He is a member of the board of directors of Inmobiliaria Romacarel, S.A.P.I. de C.V., Comfort Jet, S.A. de C.V., and member of the regional board of Banamex. Mr. García Muriel is also vice president of the Textile Industry National Chamber (Cámara Nacional de la Industria Textil). Mr. García Muriel holds a degree in electric mechanical engineering from the Universidad Iberoamericana. He is a first cousin of Armando J. García Segovia, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Rogelio Zambrano Lozano (57)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987 and president of CEMEX, S.A.B. de C.V.’s finance committee since 2009. He is also a member of the advisory board of Banamex, Zona Norte, and member of the boards of directors of Carza, S.A. de C.V., Plaza Sésamo, S.A. de C.V., and ITESM. He is a graduate in industrial engineering from ITESM and holds an M.B.A. from the Wharton Business School of Pennsylvania University. He is a first cousin of Lorenzo H. Zambrano, chairman of CEMEX, S.A.B. de C.V.’s board of directors and our chief executive officer and uncle of Tomás Milmo Santos, a member of CEMEX, S.A.B. de C.V.’s board of directors.

Name (Age)	Experience
Roberto Luis Zambrano Villarreal (68)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1987. He was president of CEMEX, S.A.B. de C.V.’s audit committee from 2002 to 2006, president of CEMEX, S.A.B. de C.V.’s corporate practices and audit committee from 2006 to 2009, and president of CEMEX, S.A.B. de C.V.’s new audit committee since 2009. He is also a member of the board of directors of CEMEX México. He is chairman of the board of directors of Desarrollo Integrado, S.A. de C.V., Administración Ficap, S.A. de C.V., Aero Zano, S.A. de C.V., Ciudad Villamonte, S.A. de C.V., Focos, S.A. de C.V., C & I Capital, S.A. de C.V., Industrias Diza, S.A. de C.V., Inmobiliaria Sanni, S.A. de C.V., Inmuebles Trevisa, S.A. de C.V., Servicios Técnicos Hidráulicos, S.A. de C.V., Mantenimiento Integrado, S.A. de C.V., Pilatus PC-12 Center de México, S.A. de C.V., and Pronatura, A.C. He is a member of the board of directors of S.L.I. de México, S.A. de C.V., and Compañía de Vidrio Industrial, S.A. de C.V. Mr. Zambrano Villarreal is a graduate in mechanical engineering and administration from the ITESM. He is the second cousin of Lorenzo H. Zambrano, chief executive officer and chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Dionisio Garza Medina (60)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 1995 and president of CEMEX, S.A.B. de C.V.’s corporate practices committee since 2009. He is chairman of the board of Tenedora TOPAZ, S.A.P.I. de C.V. He was a member of the board of Alfa until February 2013 and chairman and chief executive officer until March 2010. Mr. Garza Medina is a member of the advisory committee of the David Rockefeller Center for Latin American Studies at Harvard and chairman of the Advisory Council of Stanford University’s School of Engineering. Additionally, Mr. Garza Medina was the chairman of the board of the Universidad de Monterrey, A.C. until April 2012. Mr. Garza Medina holds an industrial engineering degree and a master degree in industrial engineering from Stanford University and an M.B.A. from Harvard University.

Tomás Milmo Santos (49)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2006 and member of CEMEX, S.A.B. de C.V.’s finance committee since 2009. Mr. Milmo Santos served as an alternate member of CEMEX, S.A.B. de C.V.’s board of directors from 2001 to 2006. He is chief executive officer and chairman of the board of directors of Axtel, a telecommunications company that operates in the local, long distance and data transfer market and subscription-based television services. He is also a member of the board of directors of CEMEX México, Promotora Ambiental, S.A., ITESM and chairman of the board of directors of Tec Salud and Alianza Educativa por Nuevo León. He graduated with a degree in economics from Stanford University. Mr. Milmo Santos is the second nephew of Lorenzo H. Zambrano, chief executive officer and chairman of CEMEX, S.A.B. de C.V.’s board of directors.

Name (Age)	Experience
José Manuel Rincón Gallardo Purón (71)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors since 2003. He is also a member of CEMEX, S.A.B. de C.V.’s audit committee, where he qualifies as a “financial expert” for purposes of the Sarbanes-Oxley Act of 2002. He is president of the board of directors and a member of the audit committee of Sonoco de México S.A. de C.V., member of the board of directors and audit committees of Banamex, Grupo Herdez, S.A. de C.V., General de Seguros, S.A.B., Kansas City Southern and Grupo Aeroportuario del Pacífico, S.A. de C.V., and member of the board of directors of Laboratorios Sanfer-Hormona. Mr. Rincón Gallardo is a member of the Instituto Mexicano de Contadores Públicos, A.C., he was a managing partner of KPMG Mexico, and was member of the board of directors of KPMG United States and KPMG International. He is also a member of the corporate practices committee of Consejo Coordinador Empresarial. He is a certified public accountant from the Universidad Nacional Autónoma de México.

Francisco Javier Fernández Carbajal (59)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and member of CEMEX, S.A.B. de C.V.’s finance committee since February 2012, and a member of CEMEX, S.A.B. de C.V.’s corporate practices committee since March 2013. Mr. Fernández is currently the chairman of the board of directors of Primero Fianzas, S.A. de C.V. He is also chief executive officer of Servicios Administrativos Contry, S.A. de C.V. and a proprietary investing advisor and consultant in investment banking operations since January 2002. He has served as chief executive officer of Corporate Development at Grupo Financiero BBVA Bancomer, S.A. de C.V., after holding several positions in BBVA Bancomer since 1991. Furthermore, Mr. Fernández is a member of the board of directors of FEMSA, Visa Inc., Fresnillo PLC and Alfa. He graduated with a degree in electric mechanical engineering from ITESM and also holds an M.B.A. from Harvard Business School.

Rafael Rangel Sostmann (72)	Has been a member of CEMEX, S.A.B. de C.V.’s board of directors and member of CEMEX, S.A.B. de C.V.’s corporate practices committee since 2009 and member of CEMEX, S.A.B. de C.V.’s audit committee since 2010. Mr. Rangel Sostmann was president of ITESM from 1985 to 2011. He is also a member of the board of directors of the Coca-Cola Foundation in Mexico and New York University’s research area. He also served as president and chief executive officer of the Monterrey Tech Foundation from October 2011 to March 2012. Since 2013, Mr. Rangel Sostmann has been the special advisor to the president of the Arizona State University. He graduated with a degree in electric mechanical engineering from ITESM and also holds a masters degree in mechanical engineering and a doctor’s degree from University of Wisconsin.

Board Practices

In compliance with the Mexican securities market law, which was enacted on December 28, 2005 and became effective on June 28, 2006, CEMEX, S.A.B. de C.V.’s shareholders approved, at a general extraordinary meeting held on April 27, 2006, a proposal to amend various articles of CEMEX, S.A.B. de C.V.’s by-laws, or estatutos sociales, in order to improve our standards of corporate governance and transparency, among other matters. The amendments include outlining the fiduciary duties of the members of CEMEX, S.A.B. de C.V.’s board of directors, who are now required:

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

Compensation of CEMEX, S.A.B. de C.V.’s Directors and Members of Our Senior Management

For the year ended December 31, 2013, the aggregate amount of compensation we paid, or our subsidiaries paid, to all members of our board of directors, alternate members of our board of directors and senior managers, as a group, was approximately U.S.$39 million. Approximately U.S.$24.9 million of this amount was paid as base compensation, including approximately U.S.$8.7 million of a bonus pool to key executives base on our operating performance and U.S.$2.5 million to provide pension, retirement or similar benefits. In addition, approximately U.S.$14.2 million of the aggregate amount corresponds to stock-based compensation, including approximately U.S.$5.6 million related to the bonus pool to key executives based on our operating performance and approximately U.S.$3 million of compensation earned under the program that is linked to the fulfillment of certain performance conditions and that is payable through March 2015 to then still active members of CEMEX, S.A.B. de C.V.´s board of directors and top management executives. During 2013, we issued 12.6 million of CPOs to this group pursuant to the Restricted Stock Incentive Plan, or RSIP, described below under “—Restricted Stock Incentive Plan (RSIP).”

CEMEX, Inc. ESOP

As a result of the acquisition of CEMEX, Inc. (formerly Southdown, Inc.) in November 2000, we established a stock option program for CEMEX, Inc.’s executives to purchase CEMEX, S.A.B. de C.V.’s ADSs. The options granted under the program have a fixed exercise price in U.S. Dollars equivalent to the average market price of one ADS during a six-month period before the grant date and have a 10-year term. Twenty-five percent of the options vested annually during the first four years after their grant date. The options are covered using shares currently owned by our subsidiaries, thus potentially increasing stockholders’ equity and the number of shares outstanding. As of December 31, 2013, options to acquire 472,045 ADSs remained outstanding under this program. These options have a weighted average exercise price of approximately U.S$1.55 per CPO, or U.S$15.49 per ADS. As of December 31, 2013, the outstanding options under this program had a remaining tenure of approximately 0.8 years.

The November 2001 Voluntary Exchange Program

In November 2001, we implemented a voluntary exchange program to offer participants in our then existing stock option program new options in exchange for their existing options. The new options have an escalating strike price in U.S. Dollars increasing at a 7% annual rate. As of December 31, 2013, this program was totally vested.

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

On June 17, 2005, the closing CPO market price reached U.S.$8.50, and, as a result, all outstanding options subject to automatic exercise were automatically exercised and the annual payment to which holders of the remaining options were entitled was terminated. As of December 31, 2013, options to acquire 15,022,272 CPOs under this program were non-vested.

For accounting purposes under IFRS, as of December 31, 2013, we accounted for the options granted under the February 2004 voluntary exchange program by means of the fair value method through earnings. See notes 2S and 21 to our 2013 audited consolidated financial statements included elsewhere in this annual report.

Consolidated Employee Stock Option Information

Stock options activity during 2012 and 2013, the balance of options outstanding as of December 31, 2012 and 2013 and other general information regarding our stock option programs, is presented in note 21 to our 2013 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2013, the following employee stock options to purchase our securities were outstanding:

Title of security underlying options	Number of CPOs or CPO equivalents underlying options	Expiration Date	Range of exercise prices per CPO or CPO equivalent
CEMEX, Inc. ESOP	4,720,450	2014-2015	U.S.$	1.0-1.6

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

Starting in 2009, we made additional changes to the mechanism for granting the RSIP, but the benefits remained the same as in previous years. First, CPOs are no longer purchased in the open market, but instead CEMEX, S.A.B. de C.V. issues new CPOs to cover the RSIP. Second, CEMEX, S.A.B. de C.V. now issues the RSIP in four blocks of 25% per year. The total number of CEMEX, S.A.B. de C.V.’s CPOs granted during 2013 was approximately 47 million, of which approximately 14,1 million were related to senior management and the board of directors. In 2013, approximately 49.9 million CPOs were issued, representing the first 25% of the 2013 program, representing the second 25% of the 2012 program, the third 25% of the 2011 program and the final 25% of the 2010 program. Of these 49.9 million CPOs, approximately 12.6 million corresponded to senior management and the board of directors. See note 25 to our consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2013, we had approximately 43,087 employees worldwide, which represented a decrease of approximately 2% from December 31, 2012. We reduced our headcount by approximately 29.8% as a result of the implementation of our global cost-reduction program since 2007, as part of our ongoing efforts to align our company with new market conditions, lower costs and increase our efficiency.

The following table sets forth the number of our full-time employees and a breakdown of their geographic location as of December 31, 2011, December 31, 2012 and December 31, 2013:

Location	2011	2012	2013
Mexico	12,036	11,108	11,064
United States	8,391	9,846	9,483
Northern Europe
United Kingdom	3,259	3,072	2,866
Germany	3,010	2,907	2,426
France	1,933	1,915	1,865
Rest of Northern Europe	3,510	3,299	2,893
The Mediterranean
Spain	2,228	1,798	1,652
Egypt	644	637	644
Rest of the Mediterranean	2,093	2,056	2,137
SAC
Colombia	1,875	2,157	2,732
Rest of SAC	3,806	3,911	4,147
Asia
Philippines	549	555	623
Rest of Asia	770	644	555

Employees in Mexico have collective bargaining agreements on a plant-by-plant basis, which are renewable on an annual basis with respect to salaries and on a biannual basis with respect to benefits. During 2013, more than 196 contracts with different labor unions were renewed.

Approximately 28% of our employees in the United States are represented by unions, with the largest number being members of the International Brotherhood of Teamsters, the Laborers’ Union of North America, the International Brotherhood of Boilermakers and the International Union of Operating Engineers. Collective bargaining agreements are in effect or are being negotiated at many of our U.S. plants and have various expiration dates through December 14, 2020.

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

In France, less than 5% of our employees are members of one of the five main unions. At least one representative from one of five main unions is represented in our French subsidiaries, mainly in the following legal entities: Cemex Granulats, Cemex Bétons Ile de France, Cemex Bétons Rhône Alpes Auvergne, Cemex Bétons Sud Est and Cemex Granulats Rhône Méditérranée. All agreements are negotiated with unions and non-union representatives elected in the local workers council (Comité d’Entreprise) for periods of four years. The last elections took place in April 2010 and the next one will be in April 2014.

In Egypt, approximately 95% of our employees are affiliated to Assiut Cement Company’s union (“ACC’s Union”), which is a member of Egypt’s General Union of Building Materials. ACC’s Union represents these employees in any collective negotiation, agreement or dispute.

In Israel, approximately 84% of our employees in Lime & Stone Production Company Ltd., one of our operating subsidiaries in Israel, or 27% of all of our employees in Israel, are represented by Histadrut, Israel’s largest labor union. These employees work under special collective bargaining agreements which are renewable on an annual basis with respect to salaries and benefits and every one or two years with respect to retirement and dismissal terms.

In the Philippines, approximately 34% of the cement operation employees of APO and Solid are members of either one of four labor unions that are affiliated with a national federation. Each labor union has a collective bargaining agreement with either APO or Solid. Each of the collective bargaining agreements has a term of five years, with the economic terms negotiated in the third and fifth years. We consider our relationships with the labor unions representing these employees to be satisfactory.

In Colombia, there are three regional sectionals of a single union that represents our employees at the Caracolito, Bucaramanga and Cúcuta cement plants. There are also collective agreements with non-union workers at the Santa Rosa cement plant, all ready-mix concrete and aggregates plants and all logistics operations in Colombia. Overall, we consider our relationships with labor unions representing our employees to be satisfactory.

In Panama, approximately 52% of our workforce is member of a union named Sindicato de Trabajadores de Cemento Bayano (SITRACEB), which is a legal entity registered before the Panamanian Ministry of Labor. The union’s board of directors is elected every two to four years through a general voting process. The collective bargaining agreement that is currently in full force and effect was entered into on January 2011 and expires in 2015.

Share Ownership

As of March 31, 2014, our senior management and directors and their immediate families owned, collectively, approximately 2.44% of CEMEX, S.A.B. de C.V.’s outstanding shares, including shares underlying stock options and restricted CPOs under our ESOPs. This percentage does not include shares held by the extended families of members of our senior management and directors, since, to the best of our knowledge, no voting arrangements or other agreements exist with respect to those shares. As of March 31, 2014, no individual director or member of our senior management beneficially owned one percent or more of any class of CEMEX, S.A.B. de C.V.’s outstanding capital stock and each such individual’s share ownership has not been previously disclosed to shareholders or otherwise made public.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

Based upon information contained in Amendment No. 2 to a statement on Schedule 13G filed with the SEC on January 10, 2014, as of December 31, 2013, BlackRock Inc. beneficially owned 1,229,127,394 CPOs, representing approximately 10.5% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of March 31, 2014. BlackRock Inc. does not have voting rights different from our other non-Mexican holders of CPOs. As required by CEMEX, S.A.B. de C.V.’s by-laws, CEMEX, S.A.B. de C.V.’s board of directors is required to approve Blackrock Inc.’s beneficial ownership of CEMEX, S.A.B. de C.V.’s outstanding capital stock. Pursuant to the authorizations by CEMEX, S.A.B. de C.V.’s Board of Directors, BlackRock, Inc. is authorized to acquire up to 13% of CEMEX, S.A.B. de C.V.’s capital stock.

As of March 31, 2014, CEMEX, S.A.B. de C.V.’s outstanding capital stock consisted of 23,401,653,774 Series A shares and 11,700,826,887 Series B shares, in each case including shares held by our subsidiaries.

Additionally, at CEMEX, S.A.B. de C.V.’s 2013 ordinary shareholders meeting held on March 20, 2014, CEMEX, S.A.B. de C.V.’s shareholders approved the issuance of 936,066,152 Series A shares and 468,033,076 Series B shares to be allocated to shareholders on a pro rata basis pursuant to such approval. These shares became part of CEMEX, S.A.B. de C.V’s outstanding capital stock on April 25, 2014.

As of March 31, 2014, a total of 23,346,455,772 Series A shares and 11,673,277,886 Series B shares outstanding were held by the CPO trust. Each CPO represents two Series A shares and one Series B share. A portion of the CPOs is represented by ADSs. Under the terms of the CPO trust agreement, non-Mexican holders of CPOs and ADSs have no voting rights with respect to the A shares underlying those CPOs and ADSs. All ADSs are deemed to be held by non-Mexican nationals. At every shareholders’ meeting, the A shares held in the CPO trust are voted as expressed by the shareholders representing the majority of the capital stock entitled to vote.

Other than BlackRock Inc. and the CPO trust, we are not aware of any person that is the beneficial owner of five percent or more of any class of CEMEX, S.A.B. de C.V.’s voting securities.

As of March 31, 2014, through CEMEX, S.A.B. de C.V.’s subsidiaries, we owned approximately 17.6 million CPOs, representing approximately 0.2% of CEMEX, S.A.B. de C.V.’s outstanding CPOs and approximately 0.2% of CEMEX, S.A.B. de C.V.’s outstanding voting stock. These CPOs are voted at the direction of our management. CEMEX, S.A.B. de C.V.’s voting rights over those CPOs are the same as those of any other CPO holder. As of the same date, we did not hold any CPOs in derivative instruments hedging expected cash flows of stock options exercises.

CEMEX, S.A.B. de C.V.’s provide that its board of directors must authorize in advance any transfer of voting shares of its capital stock that would result in any person’s, or group’s acting in concert, becoming a holder of 2% or more of CEMEX, S.A.B. de C.V.’s voting shares.

Mexican securities regulations provide that our majority-owned subsidiaries may neither directly or indirectly invest in CEMEX, S.A.B. de C.V.’s CPOs nor other securities representing CEMEX, S.A.B. de C.V.’s capital stock. The Mexican securities authority could require any disposition of the CPOs or of other securities representing our capital stock so owned and/or impose fines on us if it were to determine that the ownership of CEMEX, S.A.B. de C.V.’s CPOs or of other securities representing CEMEX, S.A.B. de C.V.’s capital stock by CEMEX, S.A.B. de C.V.’s subsidiaries, in most cases, negatively affects the interests of CEMEX, S.A.B. de C.V.’s shareholders. Notwithstanding the foregoing, the exercise of all rights pertaining to CEMEX, S.A.B. de C.V.’s CPOs or to other securities representing our capital stock in accordance with the instructions of CEMEX, S.A.B. de C.V.’s subsidiaries does not violate any provisions of CEMEX, S.A.B. de C.V.’s bylaws or the bylaws of its subsidiaries. The holders of these CPOs or of other securities representing CEMEX, S.A.B. de C.V.’s capital stock are entitled to exercise the same rights relating to their CPOs or their other securities representing CEMEX, S.A.B. de C.V.’s capital stock, including all voting rights, as any other holder of the same series.

As of March 31, 2014, we had 680 ADS holders of record, representing 5,086,532,170 CPOs, or approximately 43.47% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of such date.

Related Party Transactions

Mr. Lorenzo H. Zambrano, chairman of CEMEX, S.A.B. de C.V.’s board of directors and our chief executive officer, is a member of the board of directors of IBM. On July 30, 2012, we entered into a Master Professional Services Agreement with IBM pursuant to which, in the ordinary course of business, IBM provides CEMEX with business processes services and IT, including: data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

Mr. Karl H. Watson Jr. is the president of CEMEX USA. In the ordinary course of business, CEMEX USA’s operations pay fees for freight services to Florida Aggregate Transport, a Florida based vendor. Karl H. Watson Jr.’s stepbrother is part of Florida Aggregate Transport’s ownership and senior management. The amounts for these services, which are negotiated on market terms, are not significant to CEMEX USA’s operations.

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

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2011, 2012 and 2013.

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

	CPOs(1)		ADSs
Calendar Period	High	Low	High	Low
Yearly
2009.	19.19	6.16	14.58	3.94
2010.	16.16	9.59	12.60	7.46
2011.	13.60	3.25	11.15	2.27
2012	12.93	7.00	10.14	4.94
2013	16.16	12.58	12.71	9.14

Quarterly
2012
First quarter	11.05	7.25	8.67	5.30
Second quarter	9.99	7.00	7.88	4.94
Third quarter	11.18	8.45	8.74	6.28
Fourth quarter	12.93	10.71	10.14	8.07
2013
First quarter	15.55	12.59	12.47	9.83
Second quarter	15.41	12.58	12.71	9.14
Third quarter	16.16	13.33	12.53	10.17
Fourth quarter	15.43	13.05	11.86	9.81
2014
First quarter	17.97	14.96	13.51	11.44

Monthly
2013-2014
October	15.17	13.47	11.49	10.47
November	14.53	13.05	11.06	9.81
December	15.43	14.16	11.86	10.68
January	17.48	14.96	13.16	11.44
February	17.97	16.13	13.51	11.78
March	17.38	15.85	13.20	11.97
April(2)	18.50	16.41	14.37	12.56

Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1)	As of December 31, 2013, approximately 99.76%of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs.
(2)	CPO and ADS prices are through April 21, 2014.

On April 21, 2014, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps17.00 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$13.00 per ADS.

Item 10—Additional Information

Articles of Association and By-laws

General

Pursuant to the requirements of Mexican corporations law, CEMEX, S.A.B. de C.V.’s articles of association and by-laws (estatutos sociales), have been registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, Nuevo Leon, Mexico, under entry number 21, since June 11, 1920.

CEMEX, S.A.B. de C.V. is a holding company engaged directly or indirectly, through its operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. CEMEX, S.A.B. de C.V.’s objectives and purposes can be found in article 2 of CEMEX, S.A.B. de C.V.’s by-laws.

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

At a general extraordinary shareholders’s meeting of held on April 28, 2005, CEMEX, S.A.B. de C.V.’s shareholders approved a two-for-one stock split, which became effective on July 1, 2005. In connection with this stock split, each of CEMEX, S.A.B. de C.V.’s existing Series A shares was surrendered in exchange for two new Series A shares, and each of CEMEX, S.A.B. de C.V.’s existing Series B shares was surrendered in exchange for two new Series B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which CEMEX, S.A.B. de C.V.’s CPOs are issued to provide for the substitution of two new CPOs for each of CEMEX, S.A.B. de C.V.’s existing CPOs, with each new CPO representing two new Series A shares and one new Series B share. The number of CEMEX, S.A.B. de C.V.’s existing ADSs did not change as a result of the stock split. Instead, the ratio of CPOs to ADSs was modified so that each existing ADS represented ten new CPOs following the stock split and the CPO trust amendment.

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

Under the new Mexican securities market law, CEMEX, S.A.B. de C.V. was required to adopt specific amendments to its by-laws within 180 days of the effective date of the new law. Following approval from CEMEX, S.A.B. de C.V.’s shareholders at its 2005 annual a general extraordinary shareholders’ meeting held on April 27, 2006, CEMEX, S.A.B. de C.V. amended and restated its by-laws to incorporate these amendments. The amendments to CEMEX, S.A.B. de C.V.’s by-laws became effective on July 3, 2006. The most significant of these amendments were as follows:

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

On September 4, 2009, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting in which its shareholders approved an increase in the variable portion of its capital stock of up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds within a period of 24 months. On September 28, 2009, CEMEX, S.A.B. de C.V. sold a total of 1,495,000,000 CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1,782 billion in net proceeds. On November 11, 2009, CEMEX, S.A.B. de C.V. launched an exchange offer in México, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs, in order to exchange such CBs for the Mandatory Convertible Securities. Pursuant to the exchange offer, on December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$334 million at the Mexican Peso/U.S. Dollar CEMEX accounting rate on December 31, 2010) in Mandatory Convertible Securities in exchange for CBs. On March 30, 2010, CEMEX, S.A.B. de C.V.’s closed the offering of U.S.$715 million aggregate principal amount of its 2010 Optional Convertible Subordinated Notes.

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

As of December 31, 2013, CEMEX, S.A.B. de C.V.’s common stock was represented as follows:

Shares(1)	Series A(2)	Series B(3)
Subscribed and paid shares	22,847,063,194	11,423,531,597
Unissued shares authorized for stock compensation programs	1,055,956,580	527,978,290
Shares that guarantee the issuance of convertible securities(4)	6,408,438,520	3,204,219,260
Shares authorized for the issuance of stock or convertible securities(5)	4,146,404	2,073,202

	30,315,604,698	15,157,802,349

(1)	As of December 31, 2013, 13,068,000.000 shares correspond to the fixed portion, and 32,405,407,047 shares correspond to the variable portion.
(2)	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
(3)	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
(4)	Shares that guarantee the conversion of the Mandatory Convertible Securities, the 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes.
(5)	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On March 20, 2014, CEMEX, S.A.B. de C.V. held its 2013 annual general ordinary shareholders’ meeting in which its shareholders approved, among other items, (i) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock of up to 1,404,099,228 shares (equivalent to 468,033,076 CPOs or approximately 46.8 million ADSs) paid with a charge to retained earnings; (ii) an increase in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the issuance of up to 387 million shares (equivalent to 129 million CPOs or 12.9 million ADSs), such shares to be kept in CEMEX, S.A.B. de C.V.’s treasury and to be used to preserve the rights of note holders pursuant to the outstanding Mandatory Convertible Securities, the 2010 and 2011 Optional Convertible Subordinated Notes; and (iii) a reduction in the variable portion of CEMEX, S.A.B. de C.V.’s capital stock through the cancellation of 6,219,606 shares (equivalent to approximately 2 million CPOs or approximately 200,000 ADSs).

In addition, on March 20, 2014, CEMEX, S.A.B. de C.V. held an extraordinary shareholders’ meeting at which its shareholders approved, among other items, the board of directors’ proposal to expand the corporate purpose of CEMEX, S.A.B. de C.V. so that, aside from being a holding company, CEMEX, S.A.B. de C.V. can undertake operating activities related to the production and commercialization of cement, ready-mix concrete and aggregates.

CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2011, 2012 and 2013. See “Item 8—Financial Information—Dividends” for a description of CEMEX, S.A.B. de C.V.’s policy on dividend distributions and dividend restrictions.

At each of CEMEX, S.A.B. de C.V.’s 2011, 2012 and 2013 annual general ordinary shareholders’ meetings, held on February 23, 2012, March 21, 2013 and March 20, 2014, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 418.7 million CPOs, approximately 437.4 million CPOs and approximately 468 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2011, 2012 and 2013 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

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

CEMEX, S.A.B. de C.V. is required to maintain a share registry to record the names, nationalities and domiciles of all significant shareholders, and any shareholder that meets or exceeds these thresholds must be recorded in this registry if such shareholder is to be recognized or represented at any shareholders’ meeting. If a shareholder fails to inform CEMEX, S.A.B. de C.V. of its shareholdings reaching a threshold as described above, we will not record the transactions that cause such threshold to be met or exceeded in CEMEX, S.A.B. de C.V.’s share registry, and such transaction will have no legal effect and will not be binding on us.

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

Material Contracts

On March 14, 2006, CEMEX, S.A.B. de C.V. registered a Ps5 billion revolving promissory note program (programa dual revolvente de certificados bursátiles) with the Mexican securities authority. CEMEX, S.A.B. de C.V. has subsequently increased the authorized amount under this program. On March 31, 2011, we received authorization from the Mexican securities authority for a Ps10 billion revolving promissory note program, which authorization is valid until March 31, 2015.

On December 18, 2006, CEMEX, through two special purpose vehicles, issued two tranches of fixed-to-floating rate callable Perpetual Debentures. C5 Capital (SPV) Limited issued U.S.$350 million original principal amount of Perpetual Debentures under the first tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2011 and on each interest payment date thereafter, of which U.S.$69 million principal amount were outstanding as of December 31, 2013 (excluding Perpetual Debentures held by us). C10 Capital (SPV) Limited issued U.S.$900 million original principal amount of Perpetual Debentures under the second tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2016 and on each interest payment date thereafter, of which U.S.$183 million principal amount were outstanding as of December 31, 2013 (excluding Perpetual Debentures held by us). Both tranches pay coupons denominated in U.S. Dollars at a fixed rate until the call date and at a floating rate thereafter. On February 12, 2007, CEMEX, through a special purpose vehicle, issued a third tranche of fixed-to-floating rate callable Debentures. C8 Capital (SPV) Limited issued U.S.$750 million original principal amount of Perpetual Debentures under this third tranche, with the issuer having the option to redeem such Perpetual Debentures on December 31, 2014 and on each interest payment date thereafter, of which U.S.$137 million principal amount were outstanding as of December 31, 2013 (excluding Perpetual Debentures held by us). This third tranche also pays coupons denominated in U.S. Dollars at a fixed rate until the call date and at a floating rate thereafter. On May 9, 2007, CEMEX, through a special purpose vehicle, issued a fourth tranche of fixed-to-floating rate callable Perpetual Debentures. C10-EUR Capital (SPV) Limited issued €730 million original principal amount of Perpetual Debentures under this fourth tranche, with the issuer having the option to redeem such Perpetual Debentures on June 30, 2017 and on each interest payment date thereafter, of which €64 million principal amount were outstanding as of December 31, 2013 (excluding Perpetual Debentures held by us). This fourth tranche pays coupons denominated in Euros at a fixed rate until the call date and at a floating rate thereafter. Due to their perpetual nature and optional deferral of coupons, these transactions, in accordance with IFRS, qualify as equity.

For a description of the material terms relating to the Mandatory Convertible Securities, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Mandatory Convertible Securities.”

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

Exchange Controls

See “Item 3—Key Information—Mexican Peso Exchange Rates.”

Taxation

Mexican Tax Considerations

General

The following is a summary of certain Mexican federal income tax considerations relating to the ownership and disposition of CEMEX, S.A.B. de C.V.’s CPOs or ADSs.

This summary is based on Mexican income tax law that is in effect on the date of this annual report, which is subject to change. This summary is limited to non-residents of Mexico, as defined below, who own CEMEX, S.A.B. de C.V.’s CPOs or ADSs. This summary does not address all aspects of Mexican income tax law. Holders are urged to consult their tax counsel as to the tax consequences that the purchase, ownership and disposition of CEMEX, S.A.B. de C.V.’s CPOs or ADSs, may have.

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

Taxation of Dividends

Dividends from earnings generated before January 1, 2014, either in cash or in any other form, paid to non-residents of Mexico with respect to A shares or B shares represented by the CPOs (or in the case of holders who hold CPOs represented by ADSs), will not be subject to withholding tax in Mexico.

As a result of the enactment of certain tax provisions in Mexico, as of January 1, 2014, dividends in cash from identified pre-tax retained earnings generated after January 1, 2014 will be subject to a 10% withholding tax.

Disposition of CPOs or ADSs

As a result of the enactment of certain tax provisions in Mexico, as of January 1, 2014, in the case of individuals, capital gains of shares issued by Mexican companies in the Mexican Stock Exchange will be subject to a 10% withholding tax which will be withheld by the intermediary acting as a withholding agent. If the individual is a tax resident in a country with a tax treaty in force with Mexico such individual will not be subject to any withholding tax.

Gains on the sale or disposition of CPOs by a holder who is a non-resident of Mexico will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other recognized securities market, as determined by Mexican tax authorities. Gains realized on sales or other dispositions of CPOs by non-residents of Mexico made in other circumstances would be subject to Mexican income tax. However, gains on the sale or disposition of ADSs by a holder who is a non-resident of Mexico will not be subject to Mexican tax.

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

U.S. Federal Income Tax Considerations

General

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of CEMEX, S.A.B. de C.V.’s CPOs and ADSs.

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

U.S. Shareholders should consult their own tax advisors as to the particular tax consequences to them under United States federal, state and local, and foreign laws relating to the ownership and disposition of CEMEX, S.A.B. de C.V.’s CPOs and ADSs.

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

The gross amount of any dividends paid in Mexican Pesos will be includible in the income of a U.S. Shareholder in a Dollar amount calculated by reference to the exchange rate in effect the day the Mexican Pesos are received by the CPO trustee or successor thereof whether or not the Mexican Pesos are converted into Dollars on that day. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into Dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15 percent will apply to “qualified dividend income” received by U.S. Shareholders that are individuals (as well as certain trusts and estates) in taxable years beginning after January 1, 2013, provided that certain holding period requirements are met (individuals in the top tax bracket will pay United States federal income tax at a rate of 23.8 percent (20 percent plus a 3.8 percent Medicare surtax)). “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States, or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program.

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

Taxation of capital gains on disposition of CPOs or ADSs

The sale, exchange, redemption, or other disposition of CPOs or ADSs will result in the recognition of gain or loss by a U.S. Shareholder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Shareholder’s tax basis in the CPOs or ADSs, as applicable. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period for the CPOs or ADSs exceeds one year at the time of disposition. Long-term capital gain recognized by a U.S. Shareholder that is an individual (as well as certain trusts and estates) upon the sale or exchange of CPOs or ADSs in a taxable year which begins after January 1, 2013 generally will be subject to a maximum United States federal income tax rate of 15 percent (individuals in the top tax bracket will pay United States federal income tax at a rate of 23.8 percent (20 percent plus a 3.8 percent Medicare surtax)). The deduction of capital losses is subject to limitations. Gain from the disposition of CPOs or ADSs generally will be treated as a U.S. source for foreign tax credit purposes; losses generally will be allocated against U.S. source income. Deposits and withdrawals of CPOs by U.S. Shareholders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

United States backup withholding and information reporting

A U.S. Shareholder may, under certain circumstances, be subject to information reporting with respect to some payments to that U.S. Shareholder such as dividends or the proceeds of a sale or other disposition of the CPOs or ADSs. Backup withholding at a rate of 31 percent also may apply to amounts paid to such holder unless such holder (i) is a corporation or comes within certain exempt categories and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be creditable against the U.S. Shareholder’s federal income tax liability, and the U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service (“IRS”) and timely furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Shareholder may be required to submit to the IRS certain information with respect to his or her beneficial ownership of CPOs or ADSs, unless such CPOs or ADSs are held on his or her behalf by a U.S. financial institution. The law also imposes penalties if an individual U.S. Shareholder is required to submit such information to the IRS and fails to do so. U.S. Shareholders should consult their tax advisors regarding the application of the new law in their particular circumstances.

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

Additionally, we provide notifications of news, announcements regarding our financial performance or other material information, including SEC filings, investor events, press and earnings releases as part of our investor relations website (http://www.cemex.com/InvestorCenter.aspx). The content of our website is not incorporated by reference into this annual report or in any other report or document we file or furnish with the SEC, and any references to our website are intended to be inactive textual references only.

Item 11—Qualitative and Quantitative Disclosures About Market Risk

See “Item 5—Operating and Financial Review and Prospects—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments.”

Item 12—Description of Securities Other than Equity Securities

Item 12A—Debt Securities

Not applicable.

Item 12B—Warrants and Rights

Not applicable.

Item 12C—Other Securities

Not applicable

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

Depositary Payments for the year ended December 31, 2013

In 2013, we received approximately U.S.$1,930,568.99 (after applicable U.S. taxes) from our Depositary Bank, Citibank, N.A., to reimburse us for contributions towards our investor relations activities (including but not limited to investor meetings, conferences, and fees to investor relations service vendors), and other miscellaneous expenses related to the listing of our ADSs on the NYSE.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15—Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Executive Vice President of Finance and Administration, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2013.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial and accounting officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2013.

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

Changes in Internal Control Over Financial Reporting

On July 27, 2012, we reached a strategic agreement with IBM, expected to improve some of our business processes. This agreement implies the transfer of internal controls for some of our transactional processes. During 2013, we maintained monitoring controls over transferred processes and observed no material change in the related internal controls. Accordingly, during 2014, we will continue monitoring the effects that this change may have in all our internal controls related to the processes included in the agreement.

We have not identified other changes in our internal control over financial reporting during 2013 that could have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Telephone: +52 81 8888-8888

Item 16C—Principal Accountant Fees and Services

Audit Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps198 million in fiscal year 2013 in connection with the professional services rendered for the audit of our annual financial statements and services normally provided by them relating to statutory and regulatory filings or engagements. In fiscal year 2012, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps185 million for these services.

Audit-Related Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps8 million in fiscal year 2013 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2012, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps13 million for audit-related services.

Tax Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps14 million in fiscal year 2013 for tax compliance, tax advice and tax planning. In fiscal year 2012, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us approximately Ps12 million for tax-related services.

All Other Fees: KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide billed us Ps26 million in fiscal year 2013 for products and services other than those comprising audit fees, audit-related fees and tax fees. In fiscal year 2012, KPMG Cárdenas Dosal, S.C. in Mexico and KPMG firms worldwide charged us approximately Ps19 million for products and services in this category. These fees relate mainly to services provided by KPMG to us with respect to our due diligence activities around the world.

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

During 2013, there were no services provided to us by our external auditors that were performed pursuant to the de minimis exception.

Item 16D—Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F—Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G—Corporate Governance

Section 303A.11 of the NYSE Listed Company Manual (“LCM”) requires that listed foreign private issuers, such as CEMEX, disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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

Our Corporate Practices Committee meets as required by CEMEX, S.A.B. de C.V.’s bylaws and by the Mexican Laws and Regulations.

NYSE LISTING STANDARDS	CEMEX CORPORATE GOVERNANCE PRACTICE
303A.05

Listed companies must have a compensation committee composed of independent directors. Compensation committee members must satisfy additional independence requirements specific to compensation committee membership.	Under CEMEX, S.A.B. de C.V.’s bylaws and the Mexican Laws and Regulations, we are not required to have a compensation committee. We do not have such committee.

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

PART III

Item 17—Financial Statements

Not applicable.

Item 18—Financial Statements

See pages F-1 through F-109, incorporated herein by reference.

Item 19—Exhibits

1.1	Amended and Restated By-laws of CEMEX, S.A.B. de C.V.(j)

2.1	Form of Trust Agreement between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(b)

2.1.1	Amendment Agreement to the Trust Agreement dated November 21, 2002, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(c)

2.1.2	English Translation of Amendment Agreement to the Trust Agreement dated January 8, 2007, between CEMEX, S.A.B. de C.V., as founder of the trust, and Banco Nacional de México, S.A. regarding the CPOs.(j)

2.2	Form of CPO Certificate.(j)

2.3	Form of Second Amended and Restated Deposit Agreement (A and B share CPOs), dated August 10, 1999, among CEMEX, S.A.B. de C.V., Citibank, N.A. and holders and beneficial owners of American Depositary Shares.(b)

2.3.1	Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of ADR attached thereto.(e)

2.3.2	Letter Agreement, dated October 12, 2007, by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to enable the Depositary to establish a direct registration system for the ADSs.(e)

2.3.3	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 4.875% Subordinated Convertible Notes due 2015, and the Depositary is to issue ADSs upon deposit of such CPOs.(i)

2.3.4	Letter Agreement, dated March 30, 2010 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(i)

2.3.5	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to deposit CPOs upon conversion of the 3.25% Subordinated Convertible Notes due 2016 and 3.75% Subordinated Convertible Notes due 2018, and the Depositary is to issue ADSs upon deposit of such CPOs.(i)

2.3.6	Letter Agreement, dated March 15, 2011 by and between CEMEX, S.A.B. de C.V. and Citibank, N.A., as Depositary, supplementing the Second Amended and Restated Deposit Agreement, as amended, to set forth the terms upon which CEMEX, S.A.B. de C.V. is to establish a restricted ADS series.(i)

2.4	Form of American Depositary Receipt evidencing American Depositary Shares.(h)

2.5	Form of Certificate for shares of Series A Common Stock of CEMEX, S.A.B. de C.V.(j)

2.6	Form of Certificate for shares of Series B Common Stock of CEMEX, S.A.B. de C.V.(j)

4.1	Note Indenture, Dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.1.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.1.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 5 Capital (SPV) Limited and C5 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$350,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.2	Note Indenture, dated as of December 18, 2006, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.2.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.2.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 10 Capital (SPV) Limited and C10 Capital (SPV) Limited., supplementing the Note Indenture, dated as of December 18, 2006, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$900,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.3	Note Indenture, dated as of February 12, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.3.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.3.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap 8 Capital (SPV) Limited and 8 Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S.$750,000,000 aggregate principal amount of Callable Perpetual Dual-Currency Notes.(e)

4.4	Note Indenture, dated as of May 9, 2007, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.4.1	First Supplemental Note Indenture, dated as of August 10, 2009, by and among New Sunward Holding Financial Ventures B.V., as issuer, and CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., and New Sunward Holding B.V., as guarantors and the Bank of New York, as trustee, supplementing the Note Indenture, dated as of May 9, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.4.2	Second Supplemental Note Indenture, dated as of May 12, 2010, by and among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, The Bank of New York Mellon, as trustee, Swap C10-EUR Capital (SPV) Limited and C10-EUR Capital (SPV) Limited., supplementing the Note Indenture, dated as of February 12, 2007, among New Sunward Holding Financial Ventures B.V., as issuer, CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V., as guarantors, and The Bank of New York Mellon, as trustee, relating to New Sunward Holding Financial Ventures B.V.’s U.S. €730,000,000 Callable Perpetual Dual-Currency Notes.(e)

4.5	Indenture, dated December 10, 2009, by and among CEMEX, S.A.B. de C.V., as issuer, Banco Mercantil de Norte Sociedad Anonima, Institución de Banca Múltiple, Grupo Financiero Banorte, as common representative and calculation agent, in connection with the issuance of Mandatory Convertible Bonds.(e)

4.6	Indenture, dated December 14, 2009, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of €350,000,000 9.625% Senior Secured Notes Due 2017.(e)

4.6.1	Supplemental Indenture No. 1, dated September 17, 2012, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.625% Senior Secured Notes Due 2017.(h)

4.6.2	Supplemental Indenture No. 2, dated June 6, 2013, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.625% Senior Secured Notes Due 2017.(j)

4.7	Master Terms and Conditions Agreement, dated March 24, 2010, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(e)

4.7.1	Amendment and Restatement Agreement, dated January 10, 2014, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(j)

4.8	Security Agreement, dated March 30, 2010, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V. relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(e)

4.9	Collateral Agreement, dated March 30, 2010, among Citibank, N.A., CEMEX, S.A.B. de C.V. and Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(e)

4.10	Indenture, dated March 30, 2010, CEMEX, S.A.B. de C.V., as issuer, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of U.S.$715,000,000 aggregate principal amount of 4.875% Convertible Subordinated Notes due 2015.(e)

4.11	Indenture, dated May 12, 2010, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,067,665,000 aggregate principal amount of 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and €115,346,000 aggregate principal amount of the 8.875% Euro-Denominated Senior Secured Notes Due 2017.(h)

4.11.1	Supplemental Indenture No. 1, dated September 17, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(h)

4.11.2	Supplemental Indenture No. 2, dated March 25, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(h)

4.11.3	Supplemental Indenture No. 3, dated June 6, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(j)

4.11.4	Supplemental Indenture No. 4, dated April 1, 2014, among CEMEX España, acting through its Luxembourg branch, as issuer, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.25% U.S. Dollar-Denominated Senior Secured Notes Due 2020 and 8.875% Euro-Denominated Senior Secured Notes Due 2017.(j)

4.12	Indenture, dated January 11, 2011, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 9.000% Senior Secured Notes due 2018.(f)

4.12.1	Supplemental Indenture No. 1, dated July 11, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$650,000,000 aggregate principal amount of 9.000% Senior Secured Notes due 2018.(g)

4.12.2	Supplemental Indenture No. 2, dated September 17, 2012, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.000% Senior Secured Notes due 2018.(h)

4.12.3	Supplemental Indenture No. 3, dated March 25, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.000% Senior Secured Notes due 2018.(h)

4.12.4	Supplemental Indenture No. 4, dated June 6, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.000% Senior Secured Notes due 2018.(j)

4.12.5	Supplemental Indenture No. 5, dated April 1, 2014, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.000% Senior Secured Notes due 2018.(j)

4.13	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Citibank, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(f)

4.14	Master Terms and Conditions Agreement, dated March 9, 2011, by and between JPMorgan Chase Bank, National Association, London Branch and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(f)

4.15	Master Terms and Conditions Agreement, dated March 9, 2011, by and between BNP Paribas and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(f)

4.16	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Bank of America, N.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(f)

4.17	Master Terms and Conditions Agreement, dated March 9, 2011, by and between The Royal Bank of Scotland plc and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(f)

4.18	Master Terms and Conditions Agreement, dated March 9, 2011, by and between HSBC Bank USA, National Association and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(f)

4.19	Master Terms and Conditions Agreement, dated March 9, 2011, by and between Banco Santander, S.A. and CEMEX, S.A.B. de C.V., relating to the capped call transaction entered into in connection with issuance by CEMEX, S.A.B. de C.V. of U.S.$800,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$600,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(f)

4.20	Indenture, dated March 15, 2011, CEMEX, S.A.B. de C.V., as issuer, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of U.S.$977,500,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016.(j)

4.21	Indenture, dated March 15, 2011, CEMEX, S.A.B. de C.V., as issuer, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon S.A., Institución de Banca Múltiple, as Mexican trustee, in connection with the issuance of U.S.$690,000,000 aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018.(j)

4.22	Indenture, dated April 5, 2011, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$800,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2015.(f)

4.22.1	Supplemental Indenture No. 1, dated September 17, 2012, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(h)

4.22.2	Supplemental Indenture No. 2, dated March 25, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(h)

4.22.3	Supplemental Indenture No. 3, dated June 6, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(j)

4.22.4	Supplemental Indenture No. 4, dated April 1, 2014, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(j)

4.23	Indenture, dated March 28, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and €179,219,000 aggregate principal amount of 9.875% Euro-Denominated Senior Secured Notes due 2019.(g)

4.23.1	Supplemental Indenture No. 1, dated September 17, 2012, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(h)

4.23.2	Supplemental Indenture No. 2, dated March 25, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(h)

4.23.3	Supplemental Indenture No. 3, dated June 6, 2013, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(j)

4.23.4	Supplemental Indenture No. 4, dated April 1, 2014, among CEMEX España, acting through its Luxembourg branch, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and 9.875% Euro-Denominated Senior Secured Notes due 2019.(j)

4.24	Facilities Agreement for CEMEX, S.A.B. de C.V. and certain of its subsidiaries, dated September 17, 2012, with the financial institutions, noteholders and other entities named therein as Original Creditors and Citibank International plc acting as Agent and Wilmington Trust (London) Limited acting as Security Agent.(h)

4.24.1	Amendment Agreement, dated October 16, 2013, between CEMEX, S.A.B. de C.V., acting for itself and as agent on behalf of each other Obligor, and Citibank International plc, acting for itself and as Agent on behalf of the Finance Parties, relating to the Facilities Agreement.(j)

4.25	Intercreditor Agreement, dated September 17, 2012, by and among Citibank International plc, as Facilities Agent, The Facilities Agreement Creditors (as named therein), CEMEX, S.A.B. de C.V. and certain of its subsidiaries, as Original Borrowers, Original Guarantors and Original Security Providers and Intra-Group Lenders, Wilmington Trust (London) Limited, acting as Security Agent, and others.(h)

4.26	Dutch law Share Pledge over the registered shares in New Sunward Holding B.V., dated September 17, 2012, between Corporación Gouda S.A. de C.V., Mexcement Holdings, S.A. de C.V., CEMEX International Finance Company and CEMEX TRADEMARKS HOLDING Ltd. (as Pledgors) and Wilmington Trust (London) Limited (as Pledgee).(h)

4.27	Swiss law Share Pledge over 1,938,958,014 shares in CEMEX TRADEMARKS HOLDING Ltd., dated September 17, 2012, between CEMEX, S.A.B de C.V., theretoCEMEX México, S.A. de C.V., Interamerican Investments Inc. Empresas Tolteca de México, S.A. de C.V. (as Pledgors) and Wilmington Trust (London) Limited (as trustee, relating to its Floating Rate Senior Secured Notes due 2015.(iPledgee).(h)

4.28	Spanish law Share Pledge over the shares in CEMEX España, dated November 8, 2012, between New Sunward Holding B.V., CEMEX, S.A.B de C.V., CEMEX España, S.A. and Wilmington Trust (London) Limited (as Security Agent).(h)

4.29	English translation of Mexican law Security Trust Agreement, dated September 17, 2012, entered into by CEMEX, S.A.B de C.V., Empresas Tolteca de Mexico, S.A. de C.V., Impra Café S.A. de C.V., Interamerican Investments Inc., Centro Distribuidor de Cemento, S.A. de C.V. and CEMEX México, S.A. de C.V., regarding the shares of each of them owns in: CEMEX México, S.A. de C.V.; Centro Distribuidor de Cemento S.A. de C.V.; Corporación Gouda S.A. de C.V.; and Mexcement Holdings, S.A. de C.V.(h)

4.30	Ancillary Agreement, dated as of September 17, 2012, among CEMEX, S.A.B. de C.V., certain subsidiaries of CEMEX, S.A.B. de C.V., certain creditors party to the 2009 Financing Agreement, dated August 14, 2009 (as amended), Citibank International PLC, as administrative agent, and Citibank International PLC, as exchange agent.(h)

4.31	Facilities Agreement for CEMEX, S.A.B. de C.V. and certain of its subsidiaries, dated September 17, 2012, with the financial institutions, noteholders and other entities named therein as Original Creditors and Citibank International plc acting as Agent and Wilmington Trust (London) Limited acting as Security Agent.(i)

4.32	English translation of Irrevocable Administration Trust Agreement with Reversion Rights No. 111523-3, dated as of September 17, 2012, by and among CEMEX, S.AB. de C.V. and certain of its subsidiaries, as the settlors and second beneficiaries, Banco Nacional de México, S.A., as trustee, and Wilmington Trust Company (London) Limited, as first beneficiary, and CEMEX, S.A.B. de C.V. and certain other of its subsidiaries, as counterparties.(h)

4.33	USPP Note Purchase Agreement, dated as of September 17, 2012, among CEMEX Finance LLC and each of the purchasers thereunder, for $106,586,333.79 aggregate principal amount of 9.66% senior notes due 2017.(h)

4.34	USPP Note Guarantee, dated as of September 17, 2012, by CEMEX España, S.A. in favor of the holders of notes under the Note Purchase Agreement,dated as of September 17, 2012.(h)

4.35	Indenture, dated September 17, 2012, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., as trustee, in connection with the issuance of U.S.$500,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2018.(h)

4.35.1	Supplemental Indenture No. 1, dated June 6, 2013, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., trustee, relating to its 9.50% Senior Secured Notes due 2018.(j)

4.35.2	Supplemental Indenture No. 2, dated April 1, 2014, among CEMEX, S.A.B de C.V., as issuer, the Note Guarantors party thereto and Computershare Trust Company, N.A., trustee, relating to its 9.50% Senior Secured Notes due 2018.(j)

4.36	Indenture, dated October 12, 2012, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,500,000,000 aggregate principal amount of 9.375% Senior Secured Notes due 2022.(h)

4.36.1	Supplemental Indenture No. 1, dated June 6, 2013, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 9.375% Senior Secured Notes due 2022.(j)

4.37	Mexican law Security Trust Agreement, dated September 17, 2012, entered into by CEMEX, S.A.B de C.V., Empresas Tolteca de Mexico, S.A. de C.V., Impra Café S.A. de C.V., Interamerican Investments Inc., Centro Distribuidor de Cemento, S.A. de C.V. and CEMEX México, regarding the shares of each of them owns in: CEMEX México; Centro Distribuidor de Cemento S.A. de C.V.; Corporación Gouda S.A. de C.V.; and Mexcement Holdings, S.A. de C.V.(i)

4.38	Indenture, dated March 25, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$600,000,000 aggregate principal amount of 5.875% Senior Secured Notes due 2019.(h)

4.38.1	Supplemental Indenture No. 1, dated June 6, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 5.875% Senior Secured Notes due 2019.(j)

4.38.2	Supplemental Indenture No. 2, dated April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 5.875% Senior Secured Notes due 2019.(j)

4.39	English translation of Accession Deed, dated March 25, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$600,000,000 aggregate principal amount of 5.875% Senior Secured Notes due 2019.(h)

4.40	Indenture, dated August 12, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 6.500% Senior Secured Notes due 2019.(j)

4.40.1	Supplemental Indenture No. 1, dated April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 6.500% Senior Secured Notes due 2019.(j)

4.41	English translation of Accession Deed, dated August 12, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000,000 aggregate principal amount of 6.500% Senior Secured Notes due 2019.(j)

4.42	Indenture, dated October 2, 2013, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 7.250% Senior Secured Notes due 2021.(j)

4.42.1	Supplemental Indenture No. 1, dated April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its 7.250% Senior Secured Notes due 2021.(j)

4.43	English translation of Accession Deed, dated October 2, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$1,000,000 aggregate principal amount of 7.250% Senior Secured Notes due 2021.(j)

4.44	Indenture, dated October 2, 2013, among CEMEX S.A.B. de C.V, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2018.(j)

4.44.1	Supplemental Indenture No. 1, dated April 1, 2014, among CEMEX, S.A.B. de C.V., as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, relating to its Floating Rate Senior Secured Notes due 2018.(j)

4.45	English Translation of Accession Deed, dated October 2, 2013, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX, S.A.B. de C.V. of U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Secured Notes due 2018.(j)

4.46	Indenture, dated April 1, 2014, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto and The Bank of New York Mellon, as trustee, in connection with the issuance of U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024.(j)

4.47	English Translation of Accession Deed, dated April 1, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of U.S.$1,000,000,000 aggregate principal amount of 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024.(j)

4.48	Indenture, dated April 1, 2014, among CEMEX Finance LLC, as issuer, the Note Guarantors party thereto, The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent and transfer agent, in connection with the issuance of €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021.(j)

4.49	English Translation of Accession Deed, dated April 1, 2014, issued by The Bank of New York Mellon, as Trustee, and CEMEX España, S.A., concerning the shares of CEMEX España, S.A. relating to the issuance by CEMEX Finance LLC of €400,000,000 aggregate principal amount of 5.250% Euro-Denominated Senior Secured Notes due 2021.(j)

4.50	Trust Deed, dated February 28, 2007, among CEMEX Finance Europe B.V., as issuer, and several initial purchasers, relating to the issuance by CEMEX Finance Europe B.V. of €900,000,000 aggregate principal amount of 4.75% Notes due 2014.(d)

8.1	List of subsidiaries of CEMEX, S.A.B. de C.V.(j)

12.1	Certification of the Principal Executive Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(j)

12.2	Certification of the Principal Financial Officer of CEMEX, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(j)

13.1	Certification of the Principal Executive and Financial Officers of CEMEX, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(j)

14.1	Consent of KPMG Cárdenas Dosal, S.C. to the incorporation by reference into the effective registration statements of CEMEX, S.A.B. de C.V. under the Securities Act of their report with respect to the consolidated financial statements of CEMEX, S.A.B. de C.V., which appears in this Annual Report on Form 20-F.(j)

15.1	Mine safety and health administration safety data.(j)

(a)	Incorporated by reference to Form 6-K of CEMEX, S.A.B. de C.V., filed with the SEC on March 8, 2011.
(b)	Incorporated by reference to the Registration Statement on Form F-4 of CEMEX, S.A.B. de C.V. (Registration No. 333-10682), filed with the SEC on August 10, 1999.
(c)	Incorporated by reference to the 2002 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 8, 2003.
(d)	Incorporated by reference to the 2006 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 27, 2007.
(e)	Incorporated by reference to the 2009 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 30, 2010.
(f)	Incorporated by reference to the 2010 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on June 16, 2011.
(g)	Incorporated by reference to the 2011 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 30, 2012.
(h)	Incorporated by reference to the 2012 annual report on Form 20-F of CEMEX, S.A.B. de C.V. filed with the SEC on April 23, 2013.
(i)	Incorporated by reference to the Registration Statement on Form F-6 of CEMEX, S.A.B. de C.V. (Registration No. 333-174743), filed with the SEC on June 6, 2011.
(j)	Filed herewith.

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

Date: April 28, 2014

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CEMEX, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Cardenas Dosal, S.C.

/s/ Luis Gabriel Ortiz Esqueda

Monterrey, N.L., Mexico

April 28, 2014

INTERNAL CONTROL REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

We have audited CEMEX, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CEMEX, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, CEMEX, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated April 28, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG Cardenas Dosal, S.C.

/s/ Luis Gabriel Ortiz Esqueda

Monterrey, N.L., Mexico

April 28, 2014

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

		Years ended December 31,
	Note	2013		2012	2011
Net sales	3	Ps	195,661	197,036	189,887
Cost of sales	2R		(134,774)	(138,706)	(136,181)

Gross profit			60,887	58,330	53,706
Administrative and selling expenses			(24,142)	(23,749)	(25,674)
Distribution expenses			(17,241)	(17,580)	(16,170)

	2R		(41,383)	(41,329)	(41,844)

Operating earnings before other expenses, net [1]			19,504	17,001	11,862
Other expenses, net	6		(4,903)	(5,490)	(5,233)

Operating earnings [2]			14,601	11,511	6,629
Financial expense	16		(19,937)	(18,511)	(16,878)
Other financial income (expense), net	7		1,706	977	(2,214)
Equity in gain (loss) of associates	13A		229	728	(334)

Loss before income tax			(3,401)	(5,295)	(12,797)
Income tax	19		(6,210)	(6,043)	(12,135)

CONSOLIDATED NET LOSS			(9,611)	(11,338)	(24,932)
Non-controlling interest net income			1,223	662	21

CONTROLLING INTEREST NET LOSS		Ps	(10,834)	(12,000)	(24,953)

BASIC LOSS PER SHARE	22	Ps	(0.29)	(0.33)	(0.69)
DILUTED LOSS PER SHARE	22	Ps	(0.29)	(0.33)	(0.69)

1	The line item “Operating earnings before other expenses, net” was titled by CEMEX until the year ended December 31, 2011 as “Operating income” (note 2A).
2	The line item “Operating earnings” was titled by CEMEX until the year ended December 31, 2011 as “Operating income after other expenses, net” (note 2A).

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Millions of Mexican pesos)

		Years ended December 31,
	Note	2013		2012	2011
CONSOLIDATED NET LOSS		Ps	(9,611)	(11,338)	(24,932)
Items that will not be reclassified subsequently to profit or loss
Actuarial losses	18		(391)	(754)	(801)
Income tax recognized directly in other comprehensive income	19		(122)	263	271

			(513)	(491)	(530)

Items that will be reclassified subsequently to profit or loss when specific conditions are met
Effects from available-for-sale investments	13B		80	(44)	(93)
Currency translation of foreign subsidiaries	20B		952	(7,324)	11,359
Income tax recognized directly in other comprehensive income	19		(1,085)	(3,639)	4,631

			(53)	(11,007)	15,897

Other comprehensive (loss) income			(566)	(11,498)	15,367

TOTAL COMPREHENSIVE LOSS			(10,177)	(22,836)	(9,565)
Non-controlling interest comprehensive income			892	662	21

CONTROLLING INTEREST COMPREHENSIVE LOSS		Ps	(11,069)	(23,498)	(9,586)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Note	2013		2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	Ps	15,176	12,478
Trade receivables less allowance for doubtful accounts	9		25,971	23,698
Other accounts receivable	10		7,010	6,239
Inventories, net	11		16,985	16,485
Other current assets	12		3,906	4,396

Total current assets			69,048	63,296

NON-CURRENT ASSETS
Investments in associates	13A		9,022	7,979
Other investments and non-current accounts receivable	13B		12,060	8,410
Property, machinery and equipment, net	14		205,717	213,075
Goodwill and intangible assets, net	15		174,940	172,990
Deferred income taxes	19B		25,343	13,047

Total non-current assets			427,082	415,501

TOTAL ASSETS		Ps	496,130	478,797

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	16A	Ps	3,959	596
Other financial obligations	16B		5,568	6,978
Trade payables			22,202	20,516
Income tax payable			9,779	6,736
Other accounts payable and accrued expenses	17		18,054	18,967

Total current liabilities			59,562	53,793

NON-CURRENT LIABILITIES
Long-term debt	16A		187,021	177,539
Other financial obligations	16B		33,750	32,913
Employee benefits	18		14,073	13,460
Deferred income taxes	19B		18,315	12,861
Other non-current liabilities	17		35,091	32,604

Total non-current liabilities			288,250	269,377

TOTAL LIABILITIES			347,812	323,170

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	20A		88,943	118,068
Other equity reserves	20B		15,037	12,514
Retained earnings	20C		40,233	22,557
Net loss			(10,834)	(12,000)

Total controlling interest			133,379	141,139
Non-controlling interest and perpetual debentures	20D		14,939	14,488

TOTAL STOCKHOLDERS’ EQUITY			148,318	155,627

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	496,130	478,797

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

			Years ended December 31,
	Notes		2013	2012	2011
OPERATING ACTIVITIES
Consolidated net loss		Ps	(9,611)	(11,338)	(24,932)
Non-cash items:
Depreciation and amortization of assets	5		14,459	17,505	17,848
Impairment losses	6		1,591	1,661	1,751
Equity in gain (loss) of associates	13A		(229)	(728)	334
Other expenses (income), net			476	1,593	(1,559)
Financial items, net			18,231	17,534	19,092
Income taxes	19		6,210	6,043	12,135
Changes in working capital, excluding income taxes			(4,082)	(2,048)	(727)

Net cash flow provided by operating activities before interest, coupons on perpetual debentures and income taxes			27,045	30,222	23,942
Financial expense paid in cash including coupons on perpetual debentures	20D		(19,110)	(19,564)	(13,352)
Income taxes paid in cash			(6,665)	(4,709)	(3,778)

Net cash flows provided by (used in) operating activities			1,270	5,949	6,812

INVESTING ACTIVITIES
Property, machinery and equipment, net	14		(5,570)	(5,922)	(3,524)
Disposal (acquisition) of subsidiaries and associates, net	13, 15		1,259	(895)	1,232
Intangible assets and other deferred charges	15		(1,203)	(438)	(932)
Long term assets and others, net			118	4,696	1,406

Net cash flows used in investing activities			(5,396)	(2,559)	(1,818)

FINANCING ACTIVITIES
Issuance of common stock	20A		—	—	11
Issuance of common stock by subsidiaries	20D		—	12,442	—
Derivative instruments			(256)	1,633	(5,464)
Issuance (repayment) of debt, net	16A		5,933	(17,239)	5,702
Securitization of trade receivables			(1,854)	(193)	2,890
Non-current liabilities, net			(568)	(1,679)	1,430

Net cash flows provided by (used in) financing activities			3,255	(5,036)	4,569

Increase (decrease) in cash and cash equivalents			(871)	(1,646)	9,563
Cash conversion effect, net			3,569	(2,004)	(1,789)
Cash and cash equivalents at beginning of year			12,478	16,128	8,354

CASH AND CASH EQUIVALENTS AT END OF YEAR	8	Ps	15,176	12,478	16,128

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	(2,187)	2,956	(2,211)
Other accounts receivable and other assets			(1,033)	(2,010)	1,306
Inventories			(616)	1,412	(575)
Trade payables			1,620	(424)	(454)
Other accounts payable and accrued expenses			(1,866)	(3,982)	1,207

Changes in working capital, excluding income taxes		Ps	(4,082)	(2,048)	(727)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

				Additional paid-in	Other equity		Total controlling		Total stockholders’
			Common			Retained		Non-controlling
	Notes		stock	capital	reserves	earnings	interest	interest	equity
Balance at December 31, 2010		Ps	4,132	104,590	(842)	55,864	163,744	19,443	183,187
Net loss			—	—	—	(24,953)	(24,953)	21	(24,932)
Total other items of comprehensive income			—	—	15,367	—	15,367	—	15,367
Capitalization of retained earnings	20A		3	4,213	—	(4,216)	—	—	—
Stock-based compensation	20A, 21		—	506	—	—	506	—	506
Effects of perpetual debentures	20D		—	—	827	—	827	(3,221)	(2,394)
Changes in non-controlling interest	20D		—	—	(387)	—	(387)	359	(28)

Balance at December 31, 2011		Ps	4,135	109,309	14,965	26,695	155,104	16,602	171,706
Net loss			—	—	—	(12,000)	(12,000)	662	(11,338)
Total other items of comprehensive loss			—	—	(11,498)	—	(11,498)	—	(11,498)
Capitalization of retained earnings	20A		4	4,134	—	(4,138)	—	—	—
Stock-based compensation	20A, 21		—	486	136	—	622	—	622
Effects of perpetual debentures	20D		—	—	1,227	—	1,227	(7,004)	(5,777)
Changes in non-controlling interest	20D		—	—	7,684	—	7,684	4,228	11,912

Balance at December 31, 2012		Ps	4,139	113,929	12,514	10,557	141,139	14,488	155,627
Net loss			—	—	—	(10,834)	(10,834)	1,223	(9,611)
Total other items of comprehensive loss			—	—	(235)	—	(235)	(331)	(566)
Change in the Parent Company’s functional currency	2D		—	—	3,027	—	3,027	—	3,027
Restitution of retained earnings	20C		—	(35,667)	—	35,667	—	—	—
Capitalization of retained earnings	20A		4	5,987	—	(5,991)	—	—	—
Stock-based compensation	20A, 21		—	551	136	—	687	—	687
Effects of perpetual debentures	20D		—	—	(405)	—	(405)	—	(405)
Changes in non-controlling interest	20D		—	—	—	—	—	(441)	(441)

Balance at December 31, 2013		Ps	4,143	84,800	15,037	29,399	133,379	14,939	148,318

The accompanying notes are part of these consolidated financial statements

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, is currently a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials.

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

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. These consolidated financial statements were issued by the Company’s management on January 31, 2014, and were further authorized by the Stockholders’ Meeting of CEMEX, S.A.B. de C.V. on March 20, 2014.

2)	SIGNIFICANT ACCOUNTING POLICIES

2A)	BASIS OF PRESENTATION AND DISCLOSURE

In November 2008, the Mexican National Banking and Exchange Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) issued regulations requiring registrants whose shares are listed on the MSE, to begin preparing their consolidated financial statements using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), beginning no later than January 1, 2012 and to stop using Mexican Financial Reporting Standards (“MFRS”). In connection with this requirement, CEMEX’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, were prepared in accordance with IFRS as issued by the IASB.

On January 26, 2012, CEMEX issued its last consolidated financial statements under MFRS, which were as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009. These financial statements were used to comply with CEMEX’s financial information requirements before the issuance on April 8, 2012 of its 2011 annual report with the CNBV and its 2011 annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”). In addition, for purposes of preparing its 2011 annual reports with the CNBV and the SEC, on April 27, 2012, CEMEX issued its first financial statements under IFRS, which were as of December 31, 2011 and 2010 and as of January 1, 2010 and for the years ended December 31, 2011 and 2010 (not included in this report), in which CEMEX described the options it made in the migration to IFRS and the effects that such migration had on (i) CEMEX’s opening balance sheet as of January 1, 2010, according to IFRS 1, First time adoption (“IFRS 1”), (ii) CEMEX’s balance sheets as of December 31, 2011 and 2010, and (iii) CEMEX’s statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2011 and 2010, in each case, as compared to CEMEX’s previously reported amounts under MFRS.

Definition of terms

When reference is made to pesos or “Ps” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to loss per share and/or prices per

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Definition of terms – continued

share. When reference is made to “US$” or “dollars”, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or “pounds”, it means millions of British pounds sterling. When reference is made to “€” or “Euros”, it means millions of the currency in circulation in a significant number of European Union (“EU”) countries. When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a convenience translation into dollars, into pesos, or both, as applicable. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2013 and 2012, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of Ps13.05 and Ps12.85 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of Ps12.85, Ps13.15 and Ps12.48 pesos per dollar for 2013, 2012 and 2011, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the foreign currency amount into dollars using the closing exchange rates at year-end, and then translating the dollars into pesos as previously described.

Statements of operations

In CEMEX’s statements of operations for the years ended December 31, 2013, 2012 and 2011, the line item currently titled “Operating earnings before other expenses, net” was previously titled until December 31, 2011 as “Operating income,” and the line item currently titled “Operating earnings” was previously titled until December 31, 2011 as “Operating income after other expenses, net.” CEMEX made these changes to comply with industry practice when filing financial statements under IFRS with the SEC based on the guidance set forth in paragraph 56 of the Basis for Conclusions of IAS 1, Presentation of Financial Statements (“IAS 1”). However, such changes in line-item titles do not represent any change in CEMEX’s accounting practices, policies or methodologies under IFRS as compared to prior years before 2011. Consequently, the line items “Operating earnings before other expenses, net” and “Operating earnings” are directly comparable with the line items “Operating income” and “Operating income after other expenses, net” respectively, as presented in financial statements issued until December 31, 2011.

The line item “Other expenses, net” in the statements of operations consists primarily of revenues and expenses not directly related to CEMEX’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 6).

Statements of other comprehensive income (loss)

For the years ended December 31, 2013, 2012 and 2011, based on IAS 1, CEMEX presents line items for amounts of other comprehensive income (loss) in the period grouped into those that, in accordance with other IFRSs: a) will not be reclassified subsequently to profit or loss; and b) will be reclassified subsequently to profit or loss when specific conditions are met.

Statements of cash flows

The statements of cash flows present cash inflows and outflows, excluding unrealized foreign exchange effects, as well as the following transactions that did not represent sources or uses of cash:

•	In 2013, the increase in investments in associates for Ps712, related to CEMEX’s joint venture Concrete Supply Co., LLC. (note 13A). As part of the agreement CEMEX contributed cash of approximately US$4;

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Statements of cash flows – continued

•	In 2013, the decrease in other non-current liabilities for approximately Ps4,325 before a deferred tax liability of approximately Ps1,298, as a result of the change in the functional currency at the Parent Company (note 16B);

•	In 2012, the exchange of approximately US$452 (48%) of CEMEX’s then outstanding perpetual debentures and of approximately €470 (53%) of CEMEX’s then outstanding Euro-denominated 4.75% notes due 2014, for new Euro-denominated notes for €179 and new Dollar-denominated notes for US$704. In 2011, the exchange of a portion of CEMEX’s perpetual debentures for new notes for US$125 (note 16A). These exchanges represented net increases in debt of Ps4,111 in 2012 and Ps1,486 in 2011, reductions in equity’s non controlling interest of Ps5,808 in 2012 and Ps1,937 in 2011 and increases in equity’s controlling interest of Ps1,680 in 2012 and Ps446 in 2011;

•	In 2013, 2012 and 2011, the increases in property, plant and equipment for approximately Ps141, Ps2,025 and Ps1,519, respectively, a decrement in debt for approximately Ps657 and an increase for approximately Ps1,401 and Ps1,558, respectively, associated with the negotiation of capital leases during the year (note 16B);

•	In 2011, the increase in debt for Ps1,352 related mainly to the acquisition of Ready Mix USA LLC (note 15B);

•	In 2013, 2012 and 2011, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for Ps5,991, Ps4,138 and Ps4,216, respectively (note 20A); and (ii) CPOs issued as part of the executive stock-based compensation for Ps551, Ps486 and Ps495, respectively (note 20A).

2B)	PRINCIPLES OF CONSOLIDATION

Effective January 1, 2013, IFRS 10, Consolidated financial statements (“IFRS 10”), which establishes the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements, replaced the consolidation requirements in IAS 27, Consolidated and separate financial statements, and in SIC 12, Consolidation – Special Purpose Entities. According to IFRS 10, the consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities, including Special Purpose Entities (“SPEs”), in which the Parent Company exercises control, by means of which the Parent Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Among other factors, control is evidenced when the Parent Company: a) holds directly or through subsidiaries, more than 50% of an entity’s common stock; b) has the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity, or c) is the primary receptor of the risks and rewards of a SPE. The adoption of IFRS 10 did not represent any significant impact on CEMEX’s consolidated financial statements. Balances and operations between related parties are eliminated in consolidation.

Pursuant to IAS 28, Investments in associates and joint ventures (“IAS 28”), investments in associates are accounted for by the equity method when CEMEX has significant influence, which is generally presumed with a minimum equity interest of 20%, unless it is proven in unusual cases that CEMEX has significant influence with a lower percentage. The equity method reflects in the financial statements the investment’s original cost and the proportional interest of the holding company in the associate’s equity and earnings after acquisition, considering, if applicable, the effects of inflation. Effective January 1, 2013, IFRS 11, Joint arrangements (“IFRS 11”), pursuant to which the classification of a joint arrangement is made by assessing its resulting rights and

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Principles	of consolidation – continued

obligations, replaced the accounting rules for these arrangements set forth by IAS 28. According to IFRS 11, the financial statements of joint ventures, which are those joint arrangements in which CEMEX and other third-party investors have agreed to exercise joint control and have rights to the net assets of the arrangement, are recognized under the equity method, whereas, the financial statements of joint operations, in which the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement, are proportionally consolidated line-by-line. The adoption of IFRS 11 did not represent any significant impact on CEMEX’s consolidated financial statements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the associate or joint venture, reaches zero, unless CEMEX has incurred or guaranteed additional obligations of the associate or joint venture.

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

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for balance sheet accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation adjustment is included

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Foreign	currency transactions and translation of foreign currency financial statements – continued

within “Other equity reserves” and is presented in the statement of other comprehensive income (loss) for the period as part of the foreign currency translation adjustment (note 20B) until the disposal of the net investment in the foreign subsidiary. As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2010, CEMEX elected to reset to zero all cumulative foreign currency translation adjustments determined under MFRS. Consequently, upon disposal of the foreign operations, those effects determined before the migration to IFRS will not be considered in the determination of disposal gains or losses. Considering guidance in IAS 21 and changing circumstances on the net monetary position in foreign currencies of the Parent Company, resulting mainly from: a) a significant decrease in tax liabilities denominated in Mexican Pesos; b) a significant increase in its U.S. Dollar-denominated debt and other financial obligations; and c) the increase in U.S. Dollar-denominated intra-group administrative expenses associated with the externalization of major back office activities with IBM (note 23C); effective as of January 1, 2013, CEMEX, S.A.B. de C.V., on a stand-alone basis, prospectively changed its functional currency from the Mexican Peso to the U.S. Dollar. The aforementioned change has no effect on the functional currencies of other consolidated entities. Moreover, the reporting currency for the individual and consolidated financial statements of the Parent Company continues to be the Mexican Peso. The main effects in the Parent Company’s-only financial statements beginning on January 1, 2013, associated with the change in functional currency, as compared to prior years are: i) all transactions, revenues and expenses in any currency are recognized in U.S. Dollars at the exchange rates prevailing at their execution dates; ii) monetary balances of CEMEX, S.A.B. de C.V. denominated in U.S. Dollars will not generate foreign currency fluctuations, while monetary balances in Mexican Pesos and other non-U.S. Dollar-denominated balances will now generate foreign currency fluctuations through the statement of operations; and iii) the conversion option embedded in the Parent Company’s mandatory convertible notes denominated in pesos are now treated as a stand-alone derivative instrument with changes in fair value through the statement of operations (notes 16B and 16D), the options embedded in the Parent Company’s optional convertible notes denominated in dollars ceased to be treated as stand-alone derivatives, recognizing its fair value as an equity component (notes 16B and 16D). Based on IFRS, prior period financial statements were not restated.

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

The most significant closing exchange rates and the approximate average exchange rates for balance sheet accounts and income statement accounts, as of December 31 2013, 2012 and 2011, were as follows:

	2013		2012		2011
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	13.0500	12.8500	12.8500	13.1500	13.9600	12.4800
Euro	17.9554	17.1079	16.9615	16.9688	18.1017	17.4204
British Pound Sterling	21.6167	20.1106	20.8841	20.9373	21.6939	20.0321
Colombian Peso	0.0068	0.0068	0.0073	0.0073	0.0072	0.0067
Egyptian Pound	1.8750	1.8600	2.0233	2.1590	2.3151	2.0952
Philippine Peso	0.2940	0.3014	0.3130	0.3125	0.3184	0.2886

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Foreign	currency transactions and translation of foreign currency financial statements – continued

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

The amount of cash and cash equivalents in the balance sheet includes restricted cash and investments, comprised of deposits in margin accounts that guarantee several of CEMEX’s obligations, to the extent that the restriction will be lifted in less than three months from the balance sheet date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and investments are offset against the liabilities that CEMEX has with its counterparties.

2F)	TRADE ACCOUNTS RECEIVABLE AND OTHER CURRENT ACCOUNTS RECEIVABLE (notes 9, 10)

According to IAS 39, Financial instruments: recognition and measurement (“IAS 39”), items under this caption are classified as “loans and receivables”, with no explicit cost, which are recorded at their amortized cost, which is represented by the net present value of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts as well as impairment of other current accounts receivable are recognized against administrative and selling expenses.

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

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

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

As of December 31, 2013, the maximum average useful lives by category of fixed assets were as follows:

Years
Administrative buildings	35
Industrial buildings	33
Machinery and equipment in plant	18
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	6

CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Property,	machinery and equipment – continued

Based on IFRIC 20, Stripping costs in the production phase of a surface mine (“IFRIC 20”), beginning January 1, 2013, all waste removal costs or stripping costs incurred in the operative phase of a surface mine that result in improved access to mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method. Until December 31, 2012, only initial stripping costs were capitalized, while ongoing stripping costs in the same quarry were expensed as incurred. As mandatory, IFRIC 20 was adopted retroactively as of January 1, 2011, consequently, the consolidated balance sheet as of December 31, 2012 and the consolidated statements of operations for the years ended December 31, 2012 and 2011 included as part of these consolidated financial statements were restated as a result of the adoption of IFRIC 20. The effects were not significant. As of December 31, 2011, the main effects in the relevant line items of CEMEX’s consolidated balance sheet were as follows:

(Millions of pesos)		As originally reported	As restated	Adjustment
Other current assets	Ps	3,953	3,951	(2)
Other investments and non-current accounts receivable		10,595	10,385	(210)
Plant, machinery and equipment, net		233,709	234,342	633
Goodwill and intangible assets, net		189,062	188,644	(418)
Total controlling interest		155,101	155,104	(3)

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance on fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

2J)	BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 15)

Business combinations are recognized using the purchase method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2K), can be adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the statements of operations as incurred.

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

Startup costs are recognized in the statements of operations as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Business	combinations, goodwill, other intangible assets and deferred charges – continued

to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2013, 2012 and 2011, total combined expenses of these departments were approximately Ps494 (US$38), Ps514 (US$40) and Ps487 (US$39), respectively. Development costs are capitalized only if they meet the definition of intangible asset mentioned above.

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

CEMEX’s extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector, and the expected life of the related reserves. As of December 31, 2013, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

2K)	IMPAIRMENT OF LONG LIVED ASSETS (notes 14, 15)

Impairment of property, machinery and equipment, intangible assets of definite life and other investments

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

Goodwill and intangible assets of indefinite life

Goodwill and other intangible assets of indefinite life are tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year, by determining the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances have been allocated, which

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Goodwill and intangible assets of indefinite life – continued

consists of the higher of such group of CGUs fair value, less cost to sell and its value in use, represented by the discounted amount of estimated future cash flows to be generated by such CGUs to which goodwill has been allocated. Other intangible assets of indefinite life may be tested at the CGU or group of CGUs level, depending on their allocation. CEMEX determines discounted cash flows generally over periods of 5 years. In specific circumstances, when, according to CEMEX’s experience, actual results for a given cash-generating unit do not fairly reflect historical performance and most external economic variables provide the Company with confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the extent CEMEX has detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. The number of additional periods above the standard period of 5 years of cash flow projections up to 10 years is determined by the extent to which future expected average performance resembles the historical average performance. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss is recognized within other expenses, net, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

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

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

2L)	FINANCIAL LIABILITIES, DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (note 16)

Debt

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized in the balance sheet within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt, are capitalized as part of the related debt’s carrying amount and amortized as interest expense as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis, are recognized in the statements of operations within “financial expense” as incurred.

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

Financial instruments with components of both liabilities and equity

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

Derivative financial instruments

CEMEX recognizes all derivative instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in the statements of operations within “Other financial expense, net” for the period in which they occur, except for changes in fair value of derivative instruments

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Derivative financial instruments – continued

associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2D), which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX has not designated any derivative instruments in fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

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

Put options granted for the purchase of non-controlling interests and associates

Represent agreements by means of which CEMEX commits to acquire, in case the counterparty exercises its right to sell at a future date at a predefined price formula or at fair market value, the shares of a non-controlling interest in a subsidiary of CEMEX or an associate. In respect of a put option granted for the purchase of a non-controlling interest in a CEMEX subsidiary, to the extent CEMEX should settle the obligation in cash or through the delivery of other financial asset, CEMEX recognizes a liability for the net present value of the redemption amount as of the financial statements’ date against the controlling interest within stockholders’ equity. A liability is not recognized as a result of an option granted for the purchase of a non-controlling interest when the redemption amount is determined at fair market value at the exercise date and CEMEX has the election to settle using its own shares.

In respect of a put option granted for the purchase of an associate, CEMEX would recognize a liability against a loss in the statements of operations whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, had the counterparty exercised its right to sell.

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

The concept of exit value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Fair value measurements – continued

gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•	Level 2 inputs are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility, credit spreads and other market corroborated inputs, including inputs extrapolated from other observable inputs. In the absence of Level 1 inputs CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•	Level 3 inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2M)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company. As of December 31, 2013 and 2012 some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 24A.

Restructuring (note 17)

CEMEX recognizes provisions for restructuring costs only when the restructuring plans have been properly finalized and authorized by management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 17)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the net present value of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to the passage of time is charged to the line item “Other financial expenses, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs related to remediation of the environment (notes 17 and 24)

Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Costs related to remediation of the environment – continued

economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 23 and 24)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets, unless their realization is virtually certain.

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

Defined benefit pension plans, other postretirement benefits and termination benefits

Based on IAS 19, Employee benefits (“IAS19”), CEMEX recognizes the costs associated with employees’ benefits for: a) defined benefit pension plans; and b) other postretirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law. These costs are recognized as services are rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. The actuarial assumptions consider the use of nominal rates. For certain pension plans, irrevocable trust funds have been created to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the balance sheet date. On January 1, 2013, as a result of amendments to IAS 19: a) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; b) a net interest is recognized on the net defined benefit liability (liability minus plan assets), instead of an interest cost on the liability and a separate return on plan assets, as it was determined until December 31, 2012; and c) all actuarial gains and losses for the period are recognized as part of other comprehensive income or loss, thereby, eliminating the option to defer the recognition of gains and losses, known as the “corridor method”, which was not applied by CEMEX. Until December 31, 2012, the expected rates of return on plan assets were determined based on market prices prevailing on the calculation date, applicable to the period over which the obligation were expected to be settled. As a result of the adoption of the amendments to IAS 19 on January 1, 2013, CEMEX restated its consolidated balance sheet as of December 31, 2012 and its consolidated statements of operations for the years ended December 31, 2012 and 2011. The effects were not significant.

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Defined benefit pension plans, other postretirement benefits and termination benefits – continued

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest is recognized within “Other financial expenses, net.”

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

As mentioned above, the actuarial gains and losses, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized in the period in which they are incurred as part of other comprehensive income or loss for the period within stockholders’ equity.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Income	taxes – continued

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

Common stock and additional paid-in capital (note 20A)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX’s CPOs as well as decreases associated with the restitution of retained earnings.

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

Items of “Other equity reserves” included within other comprehensive loss:

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other equity reserves – continued

Items of “Other equity reserves” not included in comprehensive loss:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•	Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The equity component determined upon issuance of convertible securities or upon classification, which are mandatorily or optionally convertible into shares of the Parent Company (note 16B) and that qualify under IFRS as instruments having components of liability and equity (note 2L). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 20C)

Retained earnings represent the cumulative net results of prior accounting periods, net of: a) dividends declared to stockholders; b) recapitalizations of retained earnings; c) the effects generated form initial adoption of IFRS as of January 1, 2010 according to IFRS 1; and d) when applicable, the restitution of retained earnings from other line items within stockholder’s equity.

Non-controlling interest and perpetual debentures (note 20D)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amount as of the balance sheet date of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) a unilateral option to defer interest payments or preferred dividends for indeterminate periods.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Revenue	recognition – continued

constructed; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

The percentage of completion of construction contracts represents the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs or the surveys of work performed or the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short or long term advanced payments, as appropriate.

2R)	COST OF SALES, ADMINISTRATIVE AND SELLING EXPENSES AND DISTRIBUTION EXPENSES

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production and expenses related to storage in production plants. Cost of sales excludes expenses related to personnel, equipment and services involved in sale activities and storage of product at points of sales, which are included as part of the administrative and selling expenses. Cost of sales includes freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business, but excludes freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities, which are included as part of the distribution expenses line item. For the years ended December 31, 2013, 2012 and 2011, selling expenses included as part of the selling and administrative expenses line item amounted to Ps8,120, Ps7,946 and Ps8,079, respectively.

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

In some of the countries where CEMEX operates, such as EU countries, governments have established mechanisms aimed at reducing carbon dioxide emissions (“CO2”) by means of which industries releasing CO2 must submit to the environmental authorities at the end of a compliance period emission rights for a volume equivalent to the tons of CO2 released. Since the mechanism for emissions reduction in the EU has been in operation, a certain number of emission rights based on historical levels have been granted by the relevant environmental authorities to the different industries free of cost. Therefore, companies have to buy additional emission rights to meet deficits between actual CO2 emissions during the compliance period and emission rights actually held, or they can dispose of any surplus of emission rights in the market. In addition, the United Nations

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Emission rights – continued

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

The combined effect of the use of alternate fuels that help reduce the emission of CO2, and the downturn in produced cement volumes in the EU, generated a surplus of emission rights held over the estimated CO2 emissions in the recent years. From the consolidated surplus of emission rights, during 2011, CEMEX sold an aggregate amount of approximately 13.4 million certificates, receiving revenues of approximately Ps1,518. During 2013 and 2012, there were no sales of emission rights.

2U)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2013, 2012 and 2011, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2V)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements but which have not yet been adopted, which are listed below. Except as otherwise indicated, CEMEX expects to adopt these IFRS when they become effective.

•

During 2012 and 2013, the IASB issued IFRS 9, Financial instruments: classification and measurement (“IFRS 9”), which as issued, reflects the first part of Phase 1 of the IASB’s project to replace IAS 39. In subsequent phases, the IASB will address impairment methodology, derecognition and hedge accounting. IFRS 9 requires

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted – continued

an entity to recognize a financial asset or a financial liability in its statement of financial position when, and only when, the entity becomes party to the contractual provisions of the instrument. At initial recognition, an entity shall measure a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. CEMEX does not consider that current IFRS 9 will have a significant effect on the classification and measurement of CEMEX’s financial assets and financial liabilities. Nonetheless, CEMEX will evaluate the impact and will quantify the effect together with the other phases, when issued, to make a comprehensive analysis.

•	In December 2011, the IASB amended IAS 32 for disclosure requirements for the offsetting of assets and liabilities on the statement of financial position. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective beginning January 1, 2014 and require retrospective application. CEMEX is currently evaluating the impact of adopting this amended standard; nonetheless, CEMEX does not expect that the adoption of this amended standard will have a significant impact on its consolidated financial statements.

3)	REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2013, 2012 and 2011, net sales, after sales and eliminations between related parties resulting from consolidation, were as follows:

(Millions of Mexican pesos)		2013	2012	2011
From the sale of goods associated to CEMEX’s main activities [1]	Ps	187,335	189,219	182,835
From the sale of services [2]		2,523	2,574	2,531
From the sale of other goods and services [3]		5,803	5,243	4,521

	Ps	195,661	197,036	189,887

1	Includes revenues generated under construction contracts as presented in the table below.
2	Refers mainly to revenues generated by Neoris N.V., a subsidiary involved in providing information technology solutions and services.
3	Refers mainly to revenues generated by minor subsidiaries operating in different lines of business.

For the years ended December 31, 2013, 2012 and 2011, revenues and costs related to construction contracts in progress were as follows:

(Millions of Mexican pesos)		Recognized to date [1]	2013	2012	2011
Revenue from construction contracts included in consolidated net sales [2]	Ps	3,698	1,319	180	1,027
Costs incurred in construction contracts included in consolidated cost of sales [3]		(2,695)	(1,144)	(80)	(895)

Construction contracts operating profit	Ps	1,003	175	100	132

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Revenues	and construction contracts – continued

1	Revenues and costs recognized from inception of the contracts until December 31, 2013 in connection with those projects still in progress.
2	Revenues from construction contracts during 2013, 2012 and 2011, determined under the percentage of completion method, were mainly obtained in Mexico and 2013 in Colombia.
3	Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2013 started in 2010.

As of December 31, 2013 and 2012, amounts receivable for progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant.

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

CEMEX’s main activities are oriented to the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX operates geographically on a regional basis. Beginning in April 2011, CEMEX’s operations were reorganized into six geographical regions, each under the supervision of a regional president: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean, 5) South America and the Caribbean (“SAC”), and 6) Asia. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. All regional presidents report directly to CEMEX’s Chief Executive Officer. The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In accordance with this approach, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Selected	financial information by geographic operating segment – continued

aggregated and presented as single line items as follows: a) “Rest of Northern Europe” is mainly comprised of CEMEX’s operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland; b) “Rest of Mediterranean” is mainly comprised of CEMEX’s operations in Croatia, the United Arab Emirates and Israel; c) “Rest of South America and the Caribbean” or “Rest of SAC” is mainly comprised of CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina; and d) “Rest of Asia” is mainly comprised of CEMEX’s operations in Thailand, Bangladesh, China and Malaysia. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the development of information technology solutions, 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

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

Selected information of the consolidated statements of operations by geographic operating segment for the years ended December 31, 2013, 2012 and 2011 was as follows:

2013		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	40,932	(1,507)	39,425	12,740	2,493	10,247	(721)	(337)	206
United States		42,582	(128)	42,454	2,979	5,885	(2,906)	(359)	(501)	(129)
Northern Europe
United Kingdom		14,368	—	14,368	1,005	882	123	(258)	(113)	(220)
Germany		13,715	(976)	12,739	826	643	183	(80)	(11)	(125)
France		13,393	—	13,393	1,274	532	742	(160)	(61)	(22)
Rest of Northern Europe		12,250	(822)	11,428	1,310	889	421	(115)	(13)	(141)
Mediterranean
Spain		3,856	(203)	3,653	360	629	(269)	(1,439)	(55)	11
Egypt		6,162	3	6,165	2,373	462	1,911	(144)	(15)	55
Rest of Mediterranean		9,517	(91)	9,426	1,334	225	1,109	(12)	(49)	30
South America and the Caribbean
Colombia		13,203	—	13,203	5,449	485	4,964	(87)	(177)	(183)
Rest of SAC		15,527	(1,843)	13,684	4,518	675	3,843	(345)	(49)	(11)
Asia
Philippines		5,067	—	5,067	1,173	320	853	12	(3)	38
Rest of Asia		2,330	—	2,330	153	80	73	57	(12)	29
Others		16,604	(8,278)	8,326	(1,531)	259	(1,790)	(1,252)	(18,541)	2,168

Total	Ps	209,506	(13,845)	195,661	33,963	14,459	19,504	(4,903)	(19,937)	1,706

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Selected	information of the consolidated statements of operations by geographic operating segment – continued

2012		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	44,412	(1,425)	42,987	16,048	2,645	13,403	(94)	(438)	(84)
United States		40,319	(122)	40,197	405	6,464	(6,059)	(967)	(617)	(159)
Northern Europe
United Kingdom		14,620	—	14,620	1,910	996	914	(297)	(244)	(701)
Germany		14,406	(953)	13,453	704	1,015	(311)	(258)	(18)	(170)
France		13,324	—	13,324	1,340	581	759	(156)	(68)	13
Rest of Northern Europe		12,778	(806)	11,972	1,797	918	879	440	(119)	56
Mediterranean
Spain		4,841	(155)	4,686	1,349	690	659	(1,443)	(111)	944
Egypt		6,382	(190)	6,192	2,473	556	1,917	(203)	(9)	82
Rest of Mediterranean		8,160	(37)	8,123	1,069	307	762	(112)	(47)	(91)
South America and the Caribbean
Colombia		11,932	—	11,932	4,905	396	4,509	31	(139)	348
Rest of SAC		16,450	(1,851)	14,599	4,417	761	3,656	(70)	(62)	5
Asia
Philippines		4,704	—	4,704	901	305	596	27	(3)	(11)
Rest of Asia		2,430	—	2,430	110	75	35	13	(13)	—
Others		15,154	(7,337)	7,817	(2,922)	1,796	(4,718)	(2,401)	(16,623)	745

Total	Ps	209,912	(12,876)	197,036	34,506	17,505	17,001	(5,490)	(18,511)	977

2011		Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	43,361	(924)	42,437	15,328	2,394	12,934	(747)	(538)	590
United States		32,759	(86)	32,673	(1,033)	6,887	(7,920)	(322)	(440)	(132)
Northern Europe
United Kingdom		15,757	—	15,757	1,072	1,219	(147)	(257)	(333)	(99)
Germany		15,975	(1,015)	14,960	1,250	1,053	197	(236)	(53)	(130)
France		14,170	—	14,170	1,659	605	1,054	(171)	(78)	7
Rest of Northern Europe		14,278	(650)	13,628	1,723	1,083	640	(1,127)	(65)	(227)
Mediterranean
Spain		7,142	(108)	7,034	1,583	689	894	(498)	(679)	301
Egypt		6,516	(13)	6,503	2,895	473	2,422	(71)	(5)	—
Rest of Mediterranean		7,762	(39)	7,723	967	286	681	(121)	(28)	(35)
South America and the Caribbean
Colombia		8,533	—	8,533	3,020	452	2,568	(302)	(135)	(168)
Rest of SAC		14,852	(1,689)	13,163	3,881	915	2,966	(240)	(44)	9
Asia
Philippines		3,701	(44)	3,657	617	259	358	(53)	(6)	7
Rest of Asia		2,597	—	2,597	155	104	51	(34)	(2)	(11)
Others		14,857	(7,805)	7,052	(3,407)	1,429	(4,836)	(1,054)	(14,472)	(2,326)

Total	Ps	202,260	(12,373)	189,887	29,710	17,848	11,862	(5,233)	(16,878)	(2,214)

The information of equity in income of associates by geographic Operating segment for the years ended December 31, 2013, 2012 and 2011 is included in the note 13A.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

As of December 31, 2013 and 2012, selected balance sheet information by geographic segment was as follows:

2013		Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	Ps	821	75,948	76,769	16,230	60,539	1,182
United States		920	205,487	206,407	11,259	195,148	2,237
Northern Europe
United Kingdom		190	28,512	28,702	12,710	15,992	567
Germany		59	12,845	12,904	6,891	6,013	556
France		539	14,629	15,168	4,839	10,329	482
Rest of Northern Europe		74	18,089	18,163	4,400	13,763	505
Mediterranean
Spain		15	23,362	23,377	2,539	20,838	151
Egypt		—	7,498	7,498	3,402	4,096	314
Rest of Mediterranean		6	10,646	10,652	3,711	6,941	299
South America and the Caribbean
Colombia		—	17,285	17,285	9,948	7,337	934
Rest of South America and the Caribbean		24	16,681	16,705	3,233	13,472	594
Asia
Philippines		3	7,716	7,719	1,296	6,423	451
Rest of Asia		—	2,116	2,116	711	1,405	74
Others		6,371	46,294	52,665	266,643	(213,978)	63

Total	Ps	9,022	487,108	496,130	347,812	148,318	8,409

2012		Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	Ps	834	78,229	79,063	18,483	60,580	2,157
United States		187	207,553	207,740	10,105	197,635	2,719
Northern Europe
United Kingdom		496	28,408	28,904	11,594	17,310	598
Germany		86	12,568	12,654	6,727	5,927	527
France		526	13,427	13,953	4,986	8,967	397
Rest of Northern Europe		78	17,538	17,616	4,107	13,509	723
Mediterranean
Spain		56	22,366	22,422	2,856	19,566	348
Egypt		—	7,208	7,208	3,548	3,660	281
Rest of Mediterranean		7	10,073	10,080	3,275	6,805	320
South America and the Caribbean
Colombia		—	16,160	16,160	9,252	6,908	1,456
Rest of South America and the Caribbean		23	16,764	16,787	3,856	12,931	516
Asia
Philippines		3	7,758	7,761	1,382	6,379	246
Rest of Asia		—	2,801	2,801	865	1,936	77
Others		5,683	29,965	35,648	242,134	(206,486)	100

Total	Ps	7,979	470,818	478,797	323,170	155,627	10,465

1	In 2013 and 2012, the total “Additions to fixed assets “includes capital expenditures of approximately Ps7,769 and Ps7,899, respectively (note 14).

Total consolidated liabilities as of December 31, 2013 and 2012 included debt of Ps190,980 and Ps178,135, respectively. Of such balances, as of December 31, 2013 and 2012, 49% and 29% was in the Parent Company, 17% and 18% was in Spain, 32% and 51% was in finance subsidiaries in the Netherlands, Luxembourg and the United States, and 2% and 2% was in other countries, respectively. As mentioned above, the Parent Company and the finance subsidiaries mentioned above are included within the segment “Others”.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Net sales by product and geographic segment for the years ended December 31, 2013, 2012 and 2011 were as follows:

2013		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	26,497	12,228	2,580	9,924	(11,804)	39,425
United States		15,296	18,589	8,764	10,793	(10,988)	42,454
Northern Europe
United Kingdom		3,387	5,699	4,856	6,952	(6,526)	14,368
Germany		4,460	6,386	3,972	2,524	(4,603)	12,739
France		—	11,244	4,378	189	(2,418)	13,393
Rest of Northern Europe		5,377	5,775	2,186	619	(2,529)	11,428
Mediterranean
Spain		3,057	678	174	368	(624)	3,653
Egypt		5,718	403	18	128	(102)	6,165
Rest of Mediterranean		2,122	6,214	1,438	911	(1,259)	9,426
South America and the Caribbean
Colombia		8,847	4,474	1,358	630	(2,106)	13,203
Rest of South America and the Caribbean		12,677	3,240	651	552	(3,436)	13,684
Asia
Philippines		5,040	10	—	23	(6)	5,067
Rest of Asia		977	1,166	143	101	(57)	2,330
Others		—	—	—	16,605	(8,279)	8,326

Total	Ps	93,455	76,106	30,518	50,319	(54,737)	195,661

2012		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	29,229	12,927	2,478	10,090	(11,737)	42,987
United States		14,372	16,653	8,215	11,204	(10,247)	40,197
Northern Europe
United Kingdom		3,404	5,628	5,064	7,345	(6,821)	14,620
Germany		4,546	6,264	3,882	3,283	(4,522)	13,453
France		—	11,181	4,112	312	(2,281)	13,324
Rest of Northern Europe		5,103	6,066	2,155	892	(2,244)	11,972
Mediterranean
Spain		3,829	965	316	397	(821)	4,686
Egypt		5,461	463	24	525	(281)	6,192
Rest of Mediterranean		1,910	5,130	1,187	1,018	(1,122)	8,123
South America and the Caribbean
Colombia		8,911	4,102	1,351	897	(3,329)	11,932
Rest of South America and the Caribbean		12,832	3,337	619	703	(2,892)	14,599
Asia
Philippines		4,702	—	1	2	(1)	4,704
Rest of Asia		954	1,320	102	92	(38)	2,430
Others		—	—	—	15,153	(7,336)	7,817

Total	Ps	95,253	74,036	29,506	51,913	(53,672)	197,036

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Net	sales by product and geographic segment – continued

2011		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	28,215	12,618	2,387	10,477	(11,260)	42,437
United States		11,772	11,811	6,868	10,213	(7,991)	32,673
Northern Europe
United Kingdom		3,377	5,942	5,315	8,714	(7,591)	15,757
Germany		5,156	6,797	4,143	3,609	(4,745)	14,960
France		—	11,853	4,092	362	(2,137)	14,170
Rest of Northern Europe		6,155	6,917	2,184	1,207	(2,835)	13,628
Mediterranean
Spain		5,567	1,676	647	441	(1,297)	7,034
Egypt		5,917	490	26	197	(127)	6,503
Rest of Mediterranean		2,015	4,801	1,092	304	(489)	7,723
South America and the Caribbean
Colombia		6,600	2,779	486	774	(2,106)	8,533
Rest of South America and the Caribbean		11,164	3,037	449	813	(2,300)	13,163
Asia
Philippines		3,699	—	—	3	(45)	3,657
Rest of Asia		843	1,524	200	122	(92)	2,597
Others		—	—	—	14,689	(7,637)	7,052

Total	Ps	90,480	70,245	27,889	51,925	(50,652)	189,887

5)	DEPRECIATION AND AMORTIZATION

Depreciation and amortization recognized during 2013, 2012 and 2011 is detailed as follows:

			2013	2012	2011
Depreciation and amortization expense related to assets used in the production process	Ps		13,048	14,182	14,247
Depreciation and amortization expense related to assets used in administrative and selling activities			1,411	3,323	3,601

		Ps	14,459	17,505	17,848

6)	OTHER EXPENSES, NET

Other expenses, net in 2013, 2012 and 2011, consisted of the following:

		2013	2012	2011
Restructuring costs	Ps	(963)	(3,079)	(1,959)
Impairment losses (notes 12, 13B, 14 and 15)		(1,591)	(1,661)	(1,751)
Charitable contributions		(25)	(100)	(140)
Results from the sale of assets and others, net		(2,324)	(650)	(1,383)

	Ps	(4,903)	(5,490)	(5,233)

During 2012, in connection with the 10-year services agreement with IBM (note 23C), CEMEX recognized one-time restructuring costs of approximately US$138 (Ps1,818), of which, approximately US$54 (Ps710) are related to severance payments for termination of employees’ employment. In 2013, 2012 and 2011, restructuring costs mainly refer to severance payments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

7)	OTHER FINANCIAL INCOME (EXPENSES), NET

Other financial income (expenses), net in 2013, 2012 and 2011, is detailed as follows:

		2013	2012	2011
Financial income	Ps	424	620	489
Results from financial instruments, net (notes 13B and 16D)		2,075	178	(76)
Foreign exchange results		57	1,142	(1,919)
Effects of net present value on assets and liabilities and others, net		(850)	(963)	(708)

	Ps	1,706	977	(2,214)

8)	CASH AND CASH EQUIVALENTS

As of December 31, 2013 and 2012, consolidated cash and cash equivalents consisted of:

		2013	2012
Cash and bank accounts	Ps	5,007	7,581
Fixed-income securities and other cash equivalents [1]		10,169	4,897

	Ps	15,176	12,478

1	As of December 31, 2013, this caption included approximately Ps3,734 of cash that will be used for payment of CEMEX Finance Europe B.V.’s 4.75% notes due on March 2014. As of December 31, 2013 and 2012, this caption included restricted deposits related to insurance contracts of approximately Ps34 and Ps239, respectively.

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of approximately Ps564 in 2013 and Ps1,782 in 2012, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

9)	TRADE ACCOUNTS RECEIVABLE

As of December 31, 2013 and 2012, consolidated trade accounts receivable consisted of:

		2013	2012
Trade accounts receivable	Ps	27,775	25,464
Allowances for doubtful accounts		(1,804)	(1,766)

	Ps	25,971	23,698

As of December 31, 2013 and 2012, trade accounts receivable include receivables of Ps8,487 (US$650) and Ps10,792 (US$840), respectively, that were sold under outstanding securitization programs for the sale of trade accounts receivable and/or factoring programs with recourse in Mexico, the United States, France and the United Kingdom. Under the outstanding securitization programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Trade	accounts receivable – continued

accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps1,516 in 2013 and Ps2,280 in 2012. Therefore, the funded amount to CEMEX was Ps6,971 (US$534) in 2013 and Ps8,512 (US$662) in 2012, representing the amounts recognized within Other financial obligations. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps317 (US$25) in 2013, Ps368 (US$28) in 2012 and Ps390 (US$31) in 2011. CEMEX’s securitization programs are negotiated for specific periods and may be renewed at their maturity. The securitization programs outstanding as of December 31, 2013 in Mexico, the United States, France and the United Kingdom mature in October 2015, May 2015, March 2014 and March 2014, respectively.

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation of this caption allowance for doubtful accounts in 2013, 2012 and 2011, were as follows:

		2013	2012	2011
Allowances for doubtful accounts at beginning of period	Ps	1,766	2,171	2,246
Charged to selling expenses		561	372	338
Deductions		(587)	(595)	(695)
Business combinations		—	—	82
Foreign currency translation effects		64	(182)	200

Allowances for doubtful accounts at end of period	Ps	1,804	1,766	2,171

10)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2013 and 2012, consolidated other accounts receivable consisted of:

		2013	2012
Non-trade accounts receivable [1]	Ps	2,683	2,321
Interest and notes receivable [2]		1,952	2,721
Loans to employees and others		154	171
Refundable taxes		2,221	1,026

	Ps	7,010	6,239

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2	Includes Ps174 in 2013 and Ps171 in 2012, representing the short-term portion of a restricted investment related to coupon payments under CEMEX’s perpetual debentures (note 20D).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

11)	INVENTORIES

As of December 31, 2013 and 2012, the consolidated balance of inventories was summarized as follows:

		2013	2012
Finished goods	Ps	6,153	5,934
Work-in-process		2,825	2,819
Raw materials		3,121	2,980
Materials and spare parts		4,683	4,523
Inventory in transit		689	820
Allowance for obsolescence		(486)	(591)

	Ps	16,985	16,485

For the years ended December 31, 2013, 2012 and 2011, CEMEX recognized in the statements of operations, inventory impairment losses of approximately Ps6, Ps44 and Ps19, respectively.

12)	OTHER CURRENT ASSETS

As of December 31, 2013 and 2012, consolidated other current assets consisted of:

		2013	2012
Advance payments	Ps	2,296	2,203
Assets held for sale		1,610	2,193

	Ps	3,906	4,396

As of December 31, 2013 and 2012, the caption of advance payments included advances to suppliers of inventory that were not significant (note 2G). Assets held for sale are stated at their estimated realizable value and include real estate properties received in payment of trade receivables as well as other assets held for sale.

During 2013, 2012 and 2011, CEMEX recognized within “Other expenses, net” impairment losses in connection with assets held for sale for approximately Ps56, Ps595 and, Ps190, respectively. Of such 2012 impairment losses, approximately Ps123(US$9) related to the amount of goodwill that was written-off due to the decision to classification of these assets as held for sale (note 15A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

13)	INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13A)	INVESTMENTS IN ASSOCIATES

As of December 31, 2013 and 2012, the main investments in common shares of associates were as follows:

	Activity	Country	%	2013		2012
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,420	4,471
Concrete Supply Co. LLC	Concrete	United States	40.0		712	—
Cancem, S.A. de C.V.	Cement	Mexico	10.3		476	476
Akmenes Cementas AB	Cement	Lithuania	37.8		551	399
ABC Capital, S.A. Institución de Banca Múltiple	Financing	Mexico	49.0		411	369
Trinidad Cement Ltd	Cement	Trinidad and Tobago	20.0		307	252
Société Méridionale de Carrières	Aggregates	France	33.3		228	213
Société d’Exploitation de Carrières	Aggregates	France	50.0		163	172
Lehigh White Cement Company	Cement	United States	24.5		184	162
Industrias Básicas, S.A.	Cement	Panama	25.0		128	121
Société des Ciments Antillais	Cement	French Antilles	26.0		74	70

Other companies	—	—	—		1,368	1,274

				Ps	9,022	7,979

Out of which:
Book value at acquisition date				Ps	3,236	2,420
Changes in stockholders’ equity					5,786	5,559

As of December 31, 2013 and 2012, there were no written put options granted by CEMEX for the purchase of investments in associates.

During 2013, with the aim of improving its strategic position in Lithuania, CEMEX increased by approximately 4% its equity interest in Akmenes Cementas AB for approximately US$8. In addition, as of December 31, 2013, CEMEX holds approximately 11.8% of preferred shares that have no voting rights of Akmenes Cements AB.

In September 2013, CEMEX entered into contribution agreements with Concrete Supply Holding Company (“CSH”). The agreements established a new limited liability company, Concrete Supply Company LLC (“CSC LLC”). As a result, CEMEX recognized assets at fair value for approximately Ps54 (Ps712) which represented the assets contributed to CSC LLC, giving CEMEX a 40% non-controlling interest in CSC LLC. CSH also contributed ready mix assets to CSC LLC with a fair value of approximately Ps87 (Ps1,147). CSC LLC was formed for the purpose of engaging in the production, sale and distribution of ready-mix concrete within North and South Carolina, United States.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Investments	in associates – continued

Equity in net income (loss) of associates by geographic operating segment in 2013, 2012 and 2011 is detailed as follows:

		2013 [1]	2012	2011
Mexico	Ps	(6)	92	(53)
United States		91	343	(204)
Northern Europe		111	157	146
Mediterranean		16	(90)	(8)
Corporate and Others		17	226	(215)

	Ps	229	728	(334)

Combined condensed balance sheet information of CEMEX’s associates as of December 31, 2013 and 2012 is set forth below:

		2013 [1]	2012
Current assets	Ps	14,192	14,302
Non-current assets		37,974	38,533

Total assets		52,166	52,835

Current liabilities		5,465	7,546
Non-current liabilities		17,531	17,420

Total liabilities		22,996	24,966

Total net assets	Ps	29,170	27,869

Combined selected information of the statements of operations of CEMEX’s associates in 2013, 2012 and 2011 is set forth below:

		2013 [1]	2012	2011
Sales	Ps	19,966	11,693	15,736
Operating earnings		2,024	1,160	1,118
Income (loss) before income tax		928	531	(846)
Net income (loss)		455	517	(402)

1	The combined condensed selected information of balance sheet and statements of operations of CEMEX’s associates presented in the tables above does not include the balances and operations of the newly created joint venture CSC LLC as of and for the three-month period ended December 31, 2013.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

13B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2013 and 2012, consolidated other investments and non-current accounts receivable were summarized as follows:

		2013	2012
Non-current portion of valuation of derivative financial instruments	Ps	6,274	4,279
Non-current accounts receivable and other investments [1]		4,983	3,554
Investments available-for-sale [2]		340	211
Investments held for trading [3]		463	366

	Ps	12,060	8,410

1	Includes, among other items: a) advances to suppliers of fixed assets of approximately Ps138 in 2013 and Ps86 in 2012; and b) the non-current portion of a restricted investment used to pay coupons under the perpetual debentures (note 20D), of approximately Ps326 in 2013 and Ps490 in 2012. CEMEX recognized impairment losses of non-current accounts receivable in the United States of approximately Ps14 in 2013 and Ps90 in 2012, and in the Caribbean and in the United States of approximately Ps167 in 2011 (note 6).
2	This line item includes: a) an investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”) of approximately Ps340 in 2013 and Ps 211 in 2012.
3	This line item refers to investments in private funds. In 2013 and 2012, no contributions were made to such private funds.

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2013 and 2012, consolidated property, machinery and equipment, net and the changes in such line item during 2013, 2012 and 2011, were as follows:

		2013
		Land and mineral reserves [1]	Building [1]	Machinery and equipment [2]	Construction in progress	Total
Cost at beginning of period	Ps	76,620	40,316	176,720	14,276	307,932
Accumulated depreciation and depletion		(7,681)	(12,703)	(74,473)	—	(94,857)

Net book value at beginning of period		68,939	27,613	102,247	14,276	213,075
Capital expenditures		961	632	6,176	—	7,769
Additions through capital leases		—	38	103	—	141
Stripping costs		499	—	—	—	499

Total additions		1,460	670	6,279	—	8,409
Disposals [3]		(1,014)	(471)	(1,465)	(10)	(2,960)
Reclassifications [4]		(317)	(98)	(246)	(4)	(665)
Depreciation and depletion for the period		(1,501)	(1,873)	(9,758)	—	(13,132)
Impairment losses		(240)	(96)	(1,022)	—	(1,358)
Foreign currency translation effects		(587)	1,129	3,251	(1,445)	2,348

Cost at end of period		75,415	41,531	179,905	12,817	309,668
Accumulated depreciation and depletion		(8,675)	(14,657)	(80,619)	—	(103,951)

Net book value at end of period	Ps	66,740	26,874	99,286	12,817	205,717

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Property,	machinery and equipment, net – continued

		2012
		Land and mineral reserves [1]	Building [1]	Machinery and equipment [2]	Construction in progress	Total	2011

Cost at beginning of period	Ps	82,098	43,824	183,682	14,976	324,580	292,343
Accumulated depreciation and depletion		(6,146)	(11,911)	(72,180)	—	(90,237)	(71,072)

Net book value at beginning of period		75,952	31,913	111,502	14,976	234,343	221,271
Capital expenditures		1,339	1,579	4,981	—	7,899	5,943
Additions through capital leases		—	813	1,212	—	2,025	1,519
Stripping costs		439	—	—	—	439	963
Capitalization of financial expense		—	—	—	102	102	115

Total additions		1,778	2,392	6,193	102	10,465	8,540
Disposals [3]		(1,548)	(397)	(1,451)	15	(3,381)	(2,829)
Reclassifications [4]		(742)	(97)	(261)	(2)	(1,102)	—
Business combinations (note 15A)		—	—	—	—	—	5,166
Depreciation and depletion for the period		(1,437)	(1,691)	(11,264)	—	(14,392)	(14,769)
Impairment losses		(131)	(31)	(380)	—	(542)	(1,249)
Foreign currency translation effects		(4,933)	(4,476)	(2,092)	(815)	(12,316)	18,213

Cost at end of period		76,620	40,316	176,720	14,276	307,932	324,580
Accumulated depreciation and depletion		(7,681)	(12,703)	(74,473)	—	(94,857)	(90,237)

Net book value at end of period	Ps	68,939	27,613	102,247	14,276	213,075	234,343

1	Includes corporate buildings and related land sold to financial institutions during 2013, 2012 and 2011, which were leased back, without incurring any change in the carrying amount of such assets or gain or loss on the transactions. The aggregate carrying amount of these assets as of December 31, 2013 and 2012 was approximately Ps2,210 and Ps1,657, respectively.
2	Includes assets, mainly mobile equipment, acquired in through capital leases, which carrying amount as of December 31, 2013 and 2012 was approximately Ps141 and Ps2,025, respectively.
3	In 2013, the sales of non-strategic fixed assets in Mexico, the United States and the United Kingdom for Ps680, Ps702 and Ps920, respectively. In 2012, includes sales of non-strategic fixed assets in the United States, the United Kingdom and Mexico for Ps384, Ps1,129 and Ps1,160, respectively. In 2011, includes sales of non-strategic fixed assets in the United Kingdom, Mexico and the United States for Ps424, Ps567 and Ps968, respectively.
4	In 2013, as described in note 13A, CEMEX contributed fixed assets to its associate Concrete Supply Co., LLC for approximately Ps445. In 2012, due to decision to dispose of certain components of CGUs in the United States, CEMEX reclassified approximately Ps1,102 of fixed assets associated with such CGUs to assets held for sale (note 12). The reclassified assets were recognized at fair value less cost to sale. In 2011, refers to the capitalization of advances to suppliers of fixed assets during the period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Property,	machinery and equipment, net – continued

CEMEX has significant balances of property, machinery and equipment. As of December 31, 2013 and 2012, the consolidated balances of property, machinery and equipment, net, represented approximately 41.5% and 44.5%, respectively, of CEMEX’s total consolidated assets. As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions; and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2013, 2012 and 2011, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses (note 2K) during 2013, 2012 and 2011 in the following countries and for the following amounts:

		2013	2012	2011
Spain	Ps	917	—	—
Puerto Rico		187	—	—
United States		134	71	11
Germany		59	128	21
Mexico		36	203	101
Latvia		2	38	68
Ireland		—	64	790
United Kingdom		—	—	84
Colombia		—	—	46
Other countries		23	38	128

	Ps	1,358	542	1,249

15)	GOODWILL AND INTANGIBLE ASSETS

15A)	BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2013 and 2012, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

		2013				2012
		Cost	Accumulated amortization	Carrying amount		Cost	Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	144,457	—	144,457	Ps	142,444	—	142,444
Intangible assets of definite useful life:
Extraction rights		27,550	(2,554)	24,996		27,416	(2,242)	25,174
Industrial property and trademarks		248	(108)	140		429	(76)	353
Customer relationships		4,829	(3,090)	1,739		4,862	(2,606)	2,256
Mining projects		1,562	(221)	1,341		1,379	(300)	1,079
Others intangible assets		7,023	(4,756)	2,267		14,068	(12,384)	1,684

	Ps	185,669	(10,729)	174,940	Ps	190,598	(17,608)	172,990

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Balances	and changes during the period – continued

The amortization of intangible assets of definite useful life was approximately Ps1,327 in 2013, Ps3,113 in 2012 and Ps3,079 in 2011, and was recognized within operating costs and expenses.

Goodwill

Changes in consolidated goodwill in 2013, 2012 and 2011 were as follows:

		2013	2012	2011
Balance at beginning of period	Ps	142,444	152,674	135,822
Business combinations		—	—	14
Disposals and cancellations [1]		—	(323)	—
Reclassification to assets held for sale [2]		—	(212)	—
Impairment losses (note 15C) [3]		—	—	(145)
Foreign currency translation effects		2,013	(9,695)	16,983

Balance at end of period	Ps	144,457	142,444	152,674

1	In 2012, due to the decision to sell certain milling assets from CEMEX’s operations in Spain to its operations in Colombia, CEMEX cancelled approximately Ps323 of goodwill in Spain associated with the original acquisition of the entity that held the assets against other expenses, net.
2	In 2012, due to the classification of certain CGUs in the United States to assets held for sale, considering the historical average Operating EBITDA generation of such CGUs, CEMEX allocated approximately Ps212 of goodwill related to the groups of CGUs to which goodwill had been allocated in such country to the fair value less cost to sale associated with such assets recognized in assets held for sale (note 12).
3	Based on impairment tests made during the last quarter of each year, in 2011 CEMEX recognized within “Other expenses, net” goodwill impairment losses in connection with the CGUs to which goodwill had been allocated in Latvia for approximately Ps145 (US$12). The impairment losses in such country represented 100% of the amount of goodwill allocated to such CGUs. In 2013 and 2012, there were no impairment losses of goodwill (note 15C).

Intangible assets of definite life

Changes in intangible assets of definite life in 2013, 2012 and 2011 were as follows:

		2013
		Extraction rights	Industrial property and trademarks	Customer relations	Mining projects	Others [1]	Total
Balance at beginning of period	Ps	25,174	353	2,256	1,079	1,684	30,546
Additions (disposals), net [1]		(110)	(69)	(9)	537	185	534
Amortization		(447)	(295)	(498)	(53)	(34)	(1,327)
Reclassification to assets held for sale		—	—	(13)	—	(35)	(48)
Impairment losses		—	(5)	(29)	—	(129)	(163)
Foreign currency translation effects		379	156	32	(222)	596	941

Balance at the end of period	Ps	24,996	140	1,739	1,341	2,267	30,483

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Intangible assets of definite life – continued

		2012
		Extraction rights	Industrial property and trademarks	Customer relations	Mining projects	Others [1]	Total	2011
Balance at beginning of period	Ps	27,307	1,012	2,848	1,487	3,317	35,971	34,249
Business combinations		—	—	—	—	—	—	6
Additions (disposals), net [1]		(48)	(513)	134	194	(267)	(500)	621
Amortization		(446)	(373)	(512)	(69)	(1,713)	(3,113)	(3,079)
Impairment losses		(42)	—	—	—	(69)	(111)	—
Foreign currency translation effects		(1,597)	227	(214)	(533)	416	(1,701)	4,174

Balance at the end of period	Ps	25,174	353	2,256	1,079	1,684	30,546	35,971

1	As of December 31, 2013 and 2012, “Others” includes the carrying amount of internal-use software of approximately Ps984 and Ps204, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses, amounted to approximately Ps562 in 2013, Ps352 in 2012 and Ps501 in 2011.

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

The fair values of intangible assets are very sensitive to changes in the significant assumptions used in their calculation. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption in the determination of revenue streams is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors.

15B)	MAIN ACQUISITIONS AND DIVESTITURES DURING THE REPORTED PERIODS

In August 2013, CEMEX and Holcim Ltd. (“Holcim”), a global producer of building materials based in Switzerland, reached an agreement in principle, to conduct a series of related transactions by means of which: a) in the Czech Republic, CEMEX would acquire all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants; b) in Germany, CEMEX would sell to Holcim its assets in the western part of the country, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants, while CEMEX would maintain its operations in the north, east and south of the country; and c) in Spain, Holcim would contribute all its operations in the country to CEMEX España Operaciones, S.L. (“CEMEX España Operaciones”), CEMEX’s operating subsidiary in the country, in exchange for approximately 25% of the resulting combined entity’s common stock, reflecting the relative estimated fair

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Main	acquisitions and divestitures during the reported periods – continued

value of the net assets to be contributed, while CEMEX would hold a 75% equity interest in CEMEX España Operaciones. As part of all the above transactions, CEMEX would receive €70 million (US$96 million) in cash, reflecting certain fair value differences between the net assets to be sold, against the contribution to be received and the net assets to be acquired, as well as the sale of certain other assets and the rendering of services during the transition process. As of December 31, 2013, the execution of the transactions are subject to various conditions precedent, including among others, negotiation of final binding agreements and the review and authorization of the European Commission and the Czech Office for the Protection of Competition (the “Authorities”), which at this stage, are pending and are expected during the third quarter of 2014. Nonetheless, CEMEX cannot predict if Authorities may extend the review period or if it would permit the transactions as proposed by CEMEX and Holcim, or if it would require certain modifications thereof. Considering that the conclusion of the aforementioned transactions are still subject to final binding agreements and that the required authorizations from the Authorities are out of the control of CEMEX and Holcim, and such approval could require changes to the proposed transaction or its withdrawal, as of December 31, 2013, the related CEMEX’s net assets in Germany were not treated as assets held for disposal.

On November 15, 2012, as described in note 20D, and giving effect to the put option granted to the initial purchasers in December 2012, CEMEX sold a non-controlling interest of 26.65% in CEMEX Latam Holdings, S.A, a direct subsidiary of CEMEX España S.A, (“CEMEX España”) for a net amount of approximately US$960 (Ps12,336).

On October 12, 2012, in a private transaction, CEMEX made the final payment in connection with the acquisition, initiated in April 2012 from third parties, of the 49% non-controlling interest in an indirect holding company of Global Cement, S.A., which on May 23, 2013 changed its name to CEMEX Guatemala, S.A., CEMEX’s main operating subsidiary in Guatemala, for a total amount including the final payment of approximately US$54 (Ps694), recognizing within “Other equity reserves” an amount of approximately US$32 (Ps411).

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Main	acquisitions and divestitures during the reported periods – continued

acquired its former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date in which Ready Mix USA exercised its put option until CEMEX’s acquisition date, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, and considering the existence of a settlement price that could have been paid any time until September 30, 2011 at CEMEX election and potential voting rights, Ready Mix USA LLC was consolidated beginning March 31, 2011. Upon consolidation, the purchase price was assigned to each joint venture proportionately to CEMEX’s relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC, considering the original fair values as of the dates of the 2005 agreements. During 2011, the acquisition of the non-controlling interest in CEMEX Southeast, LLC, fully consolidated by CEMEX as of the acquisition date, and the non-controlling interest in Ready Mix USA, LLC, generated a gain of approximately US$24 (Ps316) resulting mainly to the measurement at fair value of CEMEX’s previously held equity interest in Ready Mix USA, LLC, and was recognized within “Other expenses, net.” The consolidated statement of operations for 2011 included the results of operations of Ready Mix USA, LLC for the nine-month period ended December 31, 2011. During 2012, after conclusion of the purchase price allocation, there were changes in the value of certain assets and liabilities, none of which were individually significant, which decreased the aforementioned aggregate gain on purchase by approximately US$1 (Ps13).

15C)	ANALYSIS OF GOODWILL IMPAIRMENT

As of December 31, 2013 and 2012, goodwill balances allocated by operating segment were as follows:

		2013	2012
United States	Ps	111,064	109,326
Mexico		6,399	6,369
Northern Europe
United Kingdom		4,559	4,462
France		3,638	3,451
Czech Republic		428	419
Mediterranean
Spain		8,845	8,660
United Arab Emirates		1,370	1,339
Egypt		231	231
SA&C
Colombia		5,289	5,510
Dominican Republic		215	201
Rest of SA&C [1]		743	733
Asia
Philippines		1,317	1,389
Others
Other reporting units [2]		359	354

	Ps	144,457	142,444

1	This caption refers to the operating segments in the Caribbean, Argentina, Costa Rica and Panama.
2	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology solutions and services.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Analysis	of goodwill impairment – continued

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

During the last quarter of 2013, 2012 and 2011, CEMEX performed its annual goodwill impairment test. Based on these analyses, in 2013 and 2012 CEMEX did not determine impairment losses of goodwill, whereas, in 2011, CEMEX determined impairment losses of goodwill for approximately Ps145 (US$12), associated with CEMEX’s groups of CGUs to which goodwill has been allocated in Latvia representing 100% of the goodwill balance associated with such country. The estimated impairment loss was mainly attributable to market dynamics in this country and its position in the business economic cycle, generating that the net book value exceeded its respective recoverable amount.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Analysis	of goodwill impairment – continued

As of December 31, 2013, 2012 and 2011, CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances, were as follows:

	Discount rates			Growth rates
Groups of CGUs	2013	2012	2011	2013	2012	2011
United States	9.8%	9.9%	10.7%	2.5%	2.5%	2.5%
Spain	11.4%	11.5%	12.0%	2.3%	2.5%	2.5%
Mexico	10.9%	10.7%	11.4%	3.8%	3.0%	2.5%
Colombia	10.9%	10.7%	11.6%	4.2%	3.5%	2.5%
France	10.7%	10.3%	11.5%	1.7%	1.9%	2.5%
United Arab Emirates	12.2%	13.3%	13.9%	3.4%	3.6%	2.5%
United Kingdom	10.5%	10.3%	11.0%	2.1%	2.7%	2.5%
Egypt	13.0%	13.5%	13.0%	4.0%	4.0%	2.5%
Range of discount rates in other countries	11.0% – 12.3%	11.1% – 13.3%	11.8% – 14.0%	2.4% – 5.0%	3.4% – 4.0%	2.5%

As of December 31, 2013, the discount rates used by CEMEX in its cash flows projections changed slightly from the values determined in 2012, in each case, mainly as a result of variations in the country specific sovereign yield as compared to the prior year. In respect to long-term growth rates, following general practice under IFRS, beginning in 2012, CEMEX started the use of country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analyst´ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with CEMEX’s assumptions included in the table above, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of CEMEX’s discounted cash flow model, CEMEX determined a weighted average of multiples of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. As of December 31, 2013 and 2012, CEMEX considered an industry weighted average Operating EBITDA multiple of approximately 10.3 times, in both periods. CEMEX’s own Operating EBITDA multiple as of the same dates was 11.6 times in 2013 and 10.6 times in 2012. The lowest multiple observed in CEMEX’s benchmark as of December 31, 2013 and 2012 was 7.2 times, in both periods, and the highest being 20.9 times and 21.3 times, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Analysis	of goodwill impairment – continued

As of December 31, 2013, none of CEMEX’s sensitivity analyses resulted in a relative impairment risk in CEMEX´s operating segments. As of December 31, 2012, the impairment charges resulting from the sensitivity analyses that would have resulted from an independent change of each one of the variables and/or by the use of multiples of Operating EBITDA, regarding the operating segment that presented a relative impairment risk, would have been as follows:

As of December 31, 2012		Sensitivity analysis of described change in assumptions
(Amounts in millions)		Recognized impairment charges	Discount rate + 1pt	Long-term growth rate - 1pt	Multiples of Operating EBITDA
Spain	US$	—	99	—	39
United Arab Emirates		—	8	—	—

Nonetheless, CEMEX will continue to monitor the evolution of the specific CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

CEMEX maintains a market capitalization significantly lower than its levels prior to the 2008 global crisis, which CEMEX believes is due to factors such as: a) the contraction of the global construction industry and mainly in the United States, which has experienced a continued slow recovery after the crisis of 2008, that has significantly affected CEMEX’s operations in such country and consequently its overall generation of cash flows; b) CEMEX’s significant amount of consolidated debt and its operation since August 2009 under the Financing Agreement as refinanced by the Facilities Agreement (note 16A), has also significantly affected CEMEX’s valuation, considering the high uncertainty perceived by stakeholders regarding CEMEX’s odds of successfully achieving the different milestones established with its main creditors; and c) the transfer of capital during the last few years, mainly due to high volatility generated by continued liquidity problems in certain European countries, from variable income securities in developing countries such as Mexico to fixed income securities in developed countries such as the United States. The market price of CEMEX’s CPO has recovered significantly after CEMEX entering into the Facilities Agreement in September 2012. In dollar terms, CEMEX’s market capitalization increased by approximately 91% in 2012 compared to 2011, to approximately US$10.8 billion (Ps138.5 billion), and further increased approximately 25% in 2013 compared to 2012 to approximately US$ 13.5 billion (Ps176.1 billion),

Goodwill allocated to the United States accounted for approximately 77% of CEMEX’s total amount of consolidated goodwill as of December 31, 2013 and 2012. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States as of December 31, 2013 and 2012, CEMEX has considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of CEMEX’s investment, the recent signs of recovery in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the increases in ready-mix concrete volumes of approximately 8% in 2013, 20% in 2012 and 7% in 2011, and the increases in ready-mix concrete prices of approximately 6% in 2013, 4% in 2012 and 3% in 2011, which are key drivers for cement consumption and CEMEX’s profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX’s cash flow projections.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Analysis	of goodwill impairment – continued

In addition, as mentioned above, CEMEX performed a reasonableness test of the estimated value in use by performing a sensitivity analysis on key cash flow assumptions, and estimated the recoverable amount by using the method of multiples of Operating EBITDA.

Based on the above, considering economic assumptions that were verified for reasonableness with information generated by external sources, to the extent available, the value in use of the CEMEX’s operating segment in the United States exceeded the respective carrying amount for goodwill impairment test purposes as of December 31, 2013 and 2012. The additional sensitivity analyses were as follows:

Excess of value in use over carrying amount		2013	2012
Basic test	US$	5,275	3,933
Sensitivity to plus 1 percent point in discount rate		1,131	1,390
Sensitivity to minus 1 percent point in long-term growth		2,263	2,574
Excess of multiples of Operating EBITDA over carrying amount		1,878	1,106

As of December 31, 2013 and 2012, CEMEX considers that its combination of discount rate and long-term growth rate applied in the base model for its group of CGUs in the United States to which goodwill has been allocated reflect the particular risk factors existing as of the date of analysis.

16)	FINANCIAL INSTRUMENTS

16A)	SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2013 and 2012, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follow:

		2013				2012
		Short-Term	Long-Term	Total		Short-Term	Long-Term	Total
Floating rate debt	Ps	82	70,707	70,789	Ps	81	62,664	62,745
Fixed rate debt		3,877	116,314	120,191		515	114,875	115,390

	Ps	3,959	187,021	190,980	Ps	596	177,539	178,135

Effective rate [1]
Floating rate		3.9%	4.9%			5.5%	5.2%
Fixed rate		4.7%	8.5%			4.7%	9.0%

		2013					2012
Currency		Short-term	Long-term	Total	Effective rate [1]		Short-Term	Long-Term	Total	Effective rate [1]
Dollars	Ps	125	163,632	163,757	7.2%	Ps	486	144,582	145,068	7.8%
Euros		3,765	20,895	24,660	6.2%		46	30,461	30,507	5.9%
Pesos		—	2,413	2,413	7.4%		15	2,392	2,407	8.8%
Other currencies		69	81	150	4.7%		49	104	153	4.6%

	Ps	3,959	187,021	190,980		Ps	596	177,539	178,135

1	Represents the weighted average effective interest rate.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Short-term	and long-term debt – continued

As of December 31, 2013 and 2012, CEMEX´s consolidated debt summarized by type of instrument, was as follow:

2013		Short- term	Long- term	2012		Short- term	Long- term
Bank loans				Bank loans
Loans in Mexico, 2014 to 2017	Ps	—	1,090	Loans in Mexico, 2013 to 2014	Ps	—	1,088
Loans in foreign countries, 2014 to 2018		6	1,234	Loans in foreign countries, 2013 to 2018		2	3,770
Syndicated loans, 2014 to 2017		—	53,102	Syndicated loans, 2013 to 2014		—	49,972

		6	55,426			2	54,830

Notes payable				Notes payable
Notes payable in Mexico, 2014 to 2017		—	589	Notes payable in Mexico, 2013 to 2017		—	568
Medium-term notes, 2014 to 2022		—	132,702	Medium-term notes, 2013 to 2020		—	120,535
Other notes payable, 2014 to 2025		87	2,170	Other notes payable, 2013 to 2025		80	2,120

		87	135,461			80	123,223

Total bank loans and notes payable		93	190,887	Total bank loans and notes payable		82	178,053
Current maturities		3,866	(3,866)	Current maturities		514	(514)

	Ps	3,959	187,021		Ps	596	177,539

Changes in consolidated debt for the years ended December 31, 2013, 2012 and 2011 were as follows:

		2013	2012	2011
Debt at beginning of year	Ps	178,135	208,471	194,394
Proceeds from new debt instruments		40,661	33,468	33,591
Debt repayments		(31,913)	(52,699)	(44,368)
Issuance of debt in exchange for perpetual notes		—	4,123	1,491
Increase (decrease) from business combinations		—	—	1,352
Foreign currency translation and inflation effects		4,097	(15,228)	22,011

Debt at end of year	Ps	190,980	178,135	208,471

The most representative exchange rates for the financial debt are as follows:

	April 24, 2014	2013	2012	2011
Mexican pesos per dollar	13.10	13.05	12.85	13.96
Euros per dollar	0.7230	0.7268	0.7576	0.7712

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Short-term	and long-term debt – continued

The maturities of consolidated long-term debt as of December 31, 2013, were as follows:

		2013
2015	Ps	9,928
2016		55
2017		60,194
2018		34,236
2019 and thereafter.		82,608

	Ps	187,021

As of December 31, 2013, CEMEX had the following lines of credit, the majority of which are subject to the banks’ availability, at annual interest rates ranging between 2.25% and 8.33%, depending on the negotiated currency:

		Lines of credit	Available
Other lines of credit in foreign subsidiaries	Ps	6,441	4,892
Other lines of credit from banks		3,712	3,676

	Ps	10,153	8,568

Relevant	debt transactions during 2013, 2012 and 2011

On December 14, 2013, subsequent to the tender offers of September 25 described below, CEMEX S.A.B. de C.V. completed the redemption of all of the outstanding US$355 principal amount of 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) and the redemption of approximately €39 of the outstanding €169 aggregate principal amount of 9.625% Senior Secured Notes due 2017 (the “2017 Notes”), both issued by CEMEX Finance LLC, its indirect subsidiary. CEMEX redeemed the 2016 Notes at a price of 1,047.50 dollars per 1 thousand dollars principal amount of 2016 Notes redeemed, or approximately US$372 in total, and redeemed the 2017 Notes at a price of 1,048.125 euros per 1 thousand euros principal amount of 2017 Notes redeemed, or approximately €41 in total. CEMEX did not incur any early termination penalties in connection with the redemption of the 2016 Notes or 2017 Notes beyond the premium reflected in the redemption price described above.

On September 25, 2013, in connection with the proceeds obtained from the issuance of US$1.5 billion combined aggregate principal amount of the New Notes described below, CEMEX commenced independent tender offers to purchase any and all of US$825 aggregate principal amount outstanding of the 2016 Notes and to purchase up to €150 of the €350 aggregate principal amount outstanding of the 2017 Notes. The remainder was used for general corporate purposes, including to repay at maturity the 4.75% Notes due 2014, issued by CEMEX Finance Europe B.V., and/or to repay its other indebtedness. The cap amount on the 2017 Notes tender offer was further increased on October 3, 2013 to €220, while all other terms and conditions of the offer remained unchanged. The tender offers expired on October 23, 2013 and resulted in the purchase of approximately US$470 principal amount of 2016 Notes and approximately €181 principal amount of 2017 Notes. Holders whose 2016 Notes and 2017 Notes tendered were accepted for purchased received a base compensation of 32.50 dollars per 1 thousand dollars principal amount of 2016 Notes and 33.50 euros per 1 thousand euros principal amount of 2017 Notes, respectively, of which, those holders of the 2016 Notes and the 2017 Notes that tendered at or prior to 5:00 p.m.,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Relevant debt transactions during 2013, 2012 and 2011 – continued

New York City time, on October 8, 2013, received an additional early tender payment of 30 dollars per 1 thousand dollars principal amount of 2016 Notes and of 30 euros per 1 thousand euros principal amount of 2017 Notes, respectively. As a result of the tender offers of the 2016 Notes and the 2017 Notes, CEMEX paid a combined amount of premiums, including fees and costs incurred during the tender offers of approximately US$45 (Ps591), of which, approximately US$32 (Ps418) associated with the portion of the 2016 Notes and the 2017 Notes that were extinguished in accordance with IFRS were recognized in the statement of operations in 2013 as part of the financial expense, net. Moreover, proportional fees and costs related to the issuance of the 2016 Notes and the 2017 Notes for approximately US$1 (Ps14) that were pending for amortization were recognized in the statement of operations in 2013 as part of financial expense. In addition, approximately US$13 (Ps173), corresponding to the portion of the premium of the 2016 Notes tendered that were treated as a refinancing under IFRS by considering that: a) the relevant economic terms of the Fixed Rate Notes and the 2016 Notes were not substantially different; and b) final holders of the Fixed Rate Notes were the same of such portion of the 2016 Notes, adjusted the carrying amount of the Fixed Rate Notes, and such amount, together with any remaining costs pending for amortization relative to the 2016 Notes and the 2017 Notes will be amortized over the remaining term of each instrument. Giving effect to the results of the tender offers, the principal amounts the outstanding of the 2016 Notes and the 2017 Notes were approximately US$355 and €169 (US$232), respectively.

On September 25, 2013, CEMEX announced the issuance of US$1.0 billion of 7.25% senior secured notes due in January 2021 (the “Fixed Rate Notes”) and US$400 of floating rate senior secured notes due in October 2018 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “New Notes”) denominated in U.S. dollars. On September 27, CEMEX announced the issuance of US$100 additional Floating Rate Notes, which are also part of the New Notes. The Fixed Rate Notes were issued at par and are callable commencing on January 15, 2018. The Floating Rate Notes bear interest at a floating rate equal to three-month LIBOR plus 4.75% (475 basis points) and are callable all, but not less than all, at any day after the interest payment date immediately preceding the maturity date. The closing of the offerings occurred on October 2, 2013, after satisfaction of customary closing conditions. The New Notes share the collateral pledged for the benefit of the lenders under CEMEX’s Facilities Agreement, dated as of September 17, 2012, and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, Cemex Asia B.V., CEMEX Corp., Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK. Fees and costs related to the issuance of the New Notes for approximately US$6 (Ps78) adjusted the carrying amount of such facilities, and such amount is amortized over the remaining term of each instrument.

On August 5, 2013, in connection with the issuance of US$1.0 billion principal amount of the 2019 Notes described below, CEMEX commenced a tender offer to purchase up to US$925 of the then outstanding 2016 Notes. The tender offer expired on August 30, 2013 and resulted in the purchase of US$925 principal amount of 2016 Notes. Holders whose 2016 Notes tendered were accepted for purchase received a base compensation of 45 dollars per 1 thousand dollars principal amount of 2016 Notes, of which, those holders of the 2016 Notes that tendered at or prior to 5:00 p.m., New York City time, on August 16, 2013, received an additional early tender payment of 30 dollars per 1 thousand dollars principal amount of 2016 Notes. As a result of this tender offer of the 2016 Notes, CEMEX paid a total, including fees and costs incurred during the tender offer of approximately US$70 (Ps917), of which, approximately US$52 (Ps678) associated with the portion of the 2016 Notes that were extinguished in accordance with IFRS were recognized in the statement of operations in 2013 as part of financial expense. Moreover, proportional fees and costs related to the issuance of the 2016 Notes for approximately US$2 (Ps21) that were pending for amortization were recognized in the statement of operations in 2013 as part of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Relevant debt transactions during 2013, 2012 and 2011 – continued

financial expense. In addition, approximately US$18 (Ps239), corresponding to the portion of the premium of the 2016 Notes tendered that were treated as a refinancing under IFRS by considering that: a) the relevant economic terms of the 2019 Notes and the 2016 Notes were not substantially different; and b) the final holders of the 2019 Notes were the same of such portion of the 2016 Notes, adjusted the carrying amount of the 2019 Notes, and such amount, together with any remaining costs pending for amortization relative to the 2016 Notes are amortized over the remaining term of the 2019 Notes.

On August 5, 2013, CEMEX announced the issuance of US$1.0 billion of 6.5% senior secured notes due in December 2019 (the “December 2019 Notes”) denominated in U.S. dollars. The 2019 Notes were issued at par and are callable commencing on December 10, 2017. The closing of the offering occurred on August 12, 2013, after satisfaction of customary closing conditions. The December 2019 Notes share the collateral pledged for the benefit of the lenders under CEMEX’s Facilities Agreement, dated as of September 17, 2012, and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, Cemex Asia B.V., CEMEX Corp., Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK. CEMEX used approximately US$996 of net proceeds from the offering to purchase US$925 of the 2016 Notes as described above, and the remainder for general corporate purposes, including the repayment of other indebtedness. Fees and costs related to the issuance of the December 2019 Notes for approximately US$4 (Ps52) adjusted the carrying amount of such facility and are amortized over the remaining term of the December 2019 Notes.

On March 14, 2013, CEMEX announced the issuance of US$600 of 5.875% senior secured notes due in March 2019 (the “March 2019 Notes”) denominated in U.S. dollars. The March 2019 Notes were issued at par and are callable commencing on March 25, 2016. The closing of the offering occurred on March 25, 2013, after satisfaction of customary closing conditions. The March 2019 Notes share the collateral pledged for the benefit of the lenders under CEMEX’s Facilities Agreement, dated as of September 17, 2012, and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Egyptian Investments B.V., CEMEX Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK. CEMEX used approximately US$596 of net proceeds from the offering for the repayment of US$55 of the remaining indebtedness under CEMEX’s 2009 Financing Agreement, dated August 2009, as amended, the purchase of €183 of 4.75% Notes due in 2014, issued by CEMEX Finance Europe B.V., and the remainder for general corporate purposes, including the repayment of other indebtedness. Fees and costs related to the issuance of the March 2019 Notes for approximately US$4 (Ps47) adjusted the carrying amount of such facility and are amortized over the remaining term of the March 2019 Notes.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Relevant debt transactions during 2013, 2012 and 2011 – continued

On September 17, 2012, in connection with the Facilities Agreement described elsewhere in this note 16A, CEMEX issued US$500 aggregate principal amount of 9.5% senior secured notes due in 2018 (the “September 2012 Notes”). The September 2012 Notes were issued in exchange for loans and private placements outstanding under the Financing Agreement.

On October 12, 2012, through its subsidiary CEMEX Finance LLC, CEMEX closed the offering of US$1,500 aggregate principal amount of 9.375% senior secured notes due in 2022 (the “October 2012 Notes”). The October 2012 Notes, which were issued at par and will be callable commencing on their 5th anniversary, are unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX España, New Sunward Holding B.V., CEMEX Concretos, S.A. de C.V., CEMEX Corp. and Empresas Tolteca de México, S.A. de C.V., as well as by CEMEX Research Group AG, CEMEX Shipping B.V., CEMEX Asia B.V., CEMEX France Gestion (S.A.S.), CEMEX UK, and CEMEX Egyptian Investments B.V. ( jointly the “New Guarantors”), which also guarantee debt under the Facilities Agreement. The net proceeds from the offering, approximately US$1,489, were used to repay indebtedness under the Facilities Agreement, which allowed CEMEX to achieve the first debt repayment milestone of March 2013 and the reduction in the interest rate under such agreement by 25 basis points, as detailed in other section of this note 16A.

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

During December 2011, CEMEX exchanged through market transactions a financial assets held in its portfolio of long-term investments for perpetual debentures and debt instruments issued by CEMEX subsidiaries. In addition, during the same month, CEMEX received from a third party, as a settlement of an account receivable, the equity interest of an entity whose assets where mainly comprised by perpetual debentures and debt instruments issued by CEMEX subsidiaries. As a result, as of December 31, 2011, CEMEX cancelled in its balance sheet a portion of several series of its subsidiaries’ debt instruments, held by the newly acquired entity and its other subsidiaries, for an aggregate notional amount of approximately Ps977, as well as portions of several series of perpetual debentures (note 20D) for an aggregate notional amount of approximately Ps3,029, among others. Considering the difference between the fair value of the instruments and their notional amount, as part of this cancellation, CEMEX recognized in 2011 a gain, net of certain commissions, of approximately Ps1,630, of which, approximately Ps239 associated with CEMEX’s debt instruments, was recognized within other expenses, net, and approximately Ps1,391 associated with the perpetual debentures, was recognized in stockholders’ equity as part of other equity reserves.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Relevant debt transactions during 2013, 2012 and 2011 – continued

On July 11, 2011, CEMEX, S.A.B. de C.V. closed the reopening of the January 2011 Notes, described below, and issued US$650 aggregate principal amount of additional notes at 97.616% of face value plus any accrued interest. CEMEX used the net proceeds from the reopening for general corporate purposes and the repayment of debt, including debt under the Financing Agreement.

On April 5, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$800 aggregate principal amount of floating rate senior secured notes due in 2015 (the “April 2011 Notes”), which were issued at 99.001% of face value. The April 2011 Notes bear interest at a floating rate equal to three-month LIBOR plus 5% (500 basis points) and are callable all, but not less than all, at any day after the first interest payment date immediately preceding the maturity date. The April 2011 Notes are unconditionally guaranteed by CEMEX México, S.A. de C.V., New Sunward Holding B.V., CEMEX España and the New Guarantors. The net proceeds from the offering, approximately US$788, were used to repay indebtedness under the Financing Agreement.

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

On January 11, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$1,000 aggregate principal amount of its 9.0% senior secured notes due in 2018 (the “January 2011 Notes”), which were issued at 99.364% of face value, and are callable beginning on their fourth anniversary. The January 2011 Notes share the collateral pledged to the lenders under the Facilities Agreement and other senior secured indebtedness having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V., New Sunward Holding B.V., CEMEX España and the New Guarantors.

Facilities	Agreement and Financing Agreement

On August 14, 2009, CEMEX, S.A.B. de C.V. and certain subsidiaries entered into the original Financing Agreement with its major creditors, by means of which the maturities of approximately US$14,961 (Ps195,839) (amount determined in accordance with the contracts) of syndicated and bilateral loans, private placement notes and other obligations were extended, providing for a semi-annual amortization schedule. The Financing Agreement is guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, CEMEX Concretos, S.A. de C.V., CEMEX Corp., CEMEX Inc., CEMEX Finance LLC and Empresas Tolteca de México, S.A. de C.V. As of December 31, 2011, after the application of the proceeds from several refinancing transactions, the application of the net proceeds obtained from the sale of assets, and an equity offering of CEMEX, S.A.B. de C.V. in 2009, the remaining debt balance under the Financing Agreement was approximately US$7,195 (Ps100,442). Considering certain prepayments by December 31, 2011 of debt under the Financing Agreement, CEMEX avoided an increase in the interest rate of debt under such agreement of 0.5%. Until its maturity, the Financing Agreement did not provide for any further increases in the interest rate associated with a certain amount of prepayments.

On September 17, 2012, CEMEX completed a refinancing process of a substantial portion of its then outstanding debt under the Financing Agreement, as amended on several dates, with a then outstanding balance of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Facilities Agreement and Financing Agreement – continued

approximately US$7,195, with payments due of approximately US$488 in December 2013 and US$6,707 at final maturity in February 2014. Pursuant to CEMEX’s exchange proposal (the “Exchange Offer”), creditors were invited to exchange their existing exposures under the existing Financing Agreement into one or a combination of the following instruments: a) new loans (“New Loans”) or private placement notes (“New USPP Notes”), as applicable, or b) up to US$500 in new 9.5% notes (the “September 2012 Notes”) to be issued by CEMEX maturing in June 2018, having terms substantially similar to those of senior secured notes previously issued by CEMEX, S.A.B. de C.V. and/or its subsidiaries. The September 2012 Notes were allocated pro rata to the participating creditors of the Financing Agreement in the Exchange Offer that elected to receive the September 2012 Notes in the Exchange Offer. Financing Agreement creditors accepting certain amendments, including the elimination of the benefit of the security package among others, received an amendment fee of 20 basis points (“bps”) calculated on the amount of their existing exposures under such agreement.

Pursuant to the Exchange Offer, participating creditors representing approximately 92.7% of the aggregate principal amount of debt outstanding under the existing Financing Agreement agreed exchange their existing loans and private placement notes and to receive in place thereof: a) approximately US$6,155 in aggregate principal amount of New Loans with an initial interest rate of LIBOR plus 525 bps (subject to decrease depending on certain prepayments), and new USPP Notes with an initial interest rate of 9.66% (subject to decrease depending on certain prepayments), issued pursuant to a new agreement (the “Facilities Agreement”) dated as of September 17, 2012, and with a final maturity on February 14, 2017, and an exchange fee of 80 bps calculated on the amount of their existing exposures under the Financing Agreement that were exchanged and for which New Loans or New USPP Notes were issued in place thereof; and b) US$500 of the September 2012 Notes, issued pursuant to an indenture dated as of September 17, 2012. Approximately US$525 aggregate principal amount of loans and U.S. Dollar private placement notes remained outstanding after the Exchange Offer under the existing Financing Agreement, as amended, after the Exchange Offer. Considering that the relevant economic terms of the new debt instruments are not substantially different from those of the original loans and private placements, the aforementioned exchange of debt as part of the refinancing process did not result in the extinguishment of the original financial liabilities under IFRS; therefore, there were no effects in profit or loss. CEMEX adjusted the carrying amount of the financial liability for approximately US$116 in relation to the fees and cost incurred during the refinancing process, and those costs, together with any remaining costs relative to the Financing Agreement will be amortized over the remaining term of the Facilities Agreement. As of December 31, 2012, after the application of proceeds resulting from the CEMEX Latam initial offering (note 20D), the aggregate principal amount of loans and U.S. dollar private placement notes under the amended Financing Agreement was US$55 (Ps707), with a final maturity on February 14, 2014. This amount was repaid in March 2013 with proceeds from the issuance of the March 2019 Notes.

The Facilities Agreement required CEMEX to make the following amortization payments: (i) US$500 on February 14, 2014, (ii) US$250 on June 30, 2016, and (iii) US$250 on December 31, 2016. The Facilities Agreement also provides that CEMEX must: (a) repay at least US$1,000 of the indebtedness under the Facilities Agreement on or prior to March 31, 2013 (or a date falling no more than 90 days thereafter, if agreed to by two thirds of the participating creditors under the Facilities Agreement), or the maturity date of the indebtedness under the Facilities Agreement will become due on February 14, 2014; (b) on or before March 5, 2014, in case CEMEX does not redeem, purchase, repurchase, refinance or extend the maturity date of 100% of the notes issued by CEMEX Finance Europe B.V. and guaranteed by CEMEX España to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 5, 2014; (c) on or before March 15, 2015, in case CEMEX does not redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 2015 Convertible Subordinated Notes to a

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Facilities Agreement and Financing Agreement – continued

maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2015; (d) on or before September 30, 2015, in case CEMEX does not redeem or extend the maturity date of 100% of the April 2011 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become September 30, 2015; (e) on or before March 15, 2016, in case CEMEX does not redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 2016 Convertible Subordinated Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2016; and (f) on or before December 14, 2016, in case CEMEX does not redeem or extend the maturity date of 100% of the December 2009 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become December 14, 2016.

For the initial US$1,000 repayment, at its sole discretion, CEMEX had the right to: a) sell minority stakes in CEMEX’s operations; b) sell selected assets in the United States; c) sell selected assets in Europe; and/or d) sale of other non-core assets. If during the Facilities Agreement term CEMEX pays down US$1,500 and US$2,000 of aggregate principal amount under the Facilities Agreement, the interest rate under the outstanding amount of the New Notes would be reduced to LIBOR plus 500 bps and LIBOR plus 450 bps, respectively, and in the New USPP Notes would be reduced to 9.41% and 8.91%, respectively.

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

As mentioned above, the debt under the Facilities Agreement is guaranteed by the same entities that guaranteed the debt under the Financing Agreement, and additionally by the New Guarantors. The amended Financing Agreement and certain other precedent facilities did not receive guarantees from the New Guarantors. The debt under the Facilities Agreement (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V.; Centro Distribuidor de Cemento, S.A. de C.V.; Corporación Gouda, S.A. de C.V.; Mexcement Holdings, S.A. de C.V.; New Sunward Holding B.V.; CEMEX Trademarks Holding Ltd. and CEMEX España (the “Collateral”), and (b) all proceeds of such Collateral. Effective December 1, 2013, Corporación Gouda, S.A. de C.V. and Mexcement Holdings, S.A. de C.V. together with other Mexican subsidiaries merge into Centro Distribuidor de Cemento, S.A. de C.V. being Centro Distribuidor de Cemento, S.A. de C.V. the successor and surviving entity and universal successor that assumed all the obligations of the merged entities. On December 3, 2013, Centro Distribuidor de Cemento, S.A. de C.V. changed its name to CEMEX Operaciones México, S.A. de C.V.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Facilities Agreement and Financing Agreement – continued

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

The Facilities Agreement requires the compliance with financial ratios calculated on a consolidated basis, which mainly include: a) the ratio of net debt to operating EBITDA (“leverage ratio”); and b) the ratio of operating EBITDA to interest expense (“coverage ratio”). Pursuant to the Facilities Agreement, beginning on September 17, 2012, at each compliance date, financial ratios should be calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS. During 2011, financial ratios were calculated according to the formulas established in the Financing Agreement using the consolidated amounts under MFRS. The determinations of financial ratios require in most cases pro forma adjustments, according to the definitions of the contracts that differed from terms defined under IFRS and MFRS.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Financial Covenants – continued

Based on the Facilities Agreement, CEMEX must comply with consolidated financial ratios and tests under IFRS, including a coverage ratio for each period of four consecutive fiscal quarters (measured semi-annually) of not less than (i) 1.50 times for the period ending on December 31, 2012 up to and including the period ending on June 30, 2014, (ii) 1.75 times from the period ending on December 31, 2014 up to and including the period ending on June 30, 2015, (iii) 1.85 times for the period ending on December 31, 2015, (iv) 2.0 times for the period ending on June 30, 2016, and (v) 2.25 times for the period ending on December 31, 2016. In addition, the Facilities Agreement allows CEMEX a maximum consolidated leverage ratio for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed: (i) 7.0 times for each period from the period ending on December 31, 2012 up to and including the period ending on December 31, 2013, (ii) 6.75 times for the period ending on June 30, 2014, (iii) 6.5 times for the period ending on December 31, 2014, (iv) 6.0 times for the period ending on June 30, 2015, (v) 5.5 times for the period ending on December 31, 2015, (vi) 5.0 times for the period ending on June 30, 2016, and (vii) 4.25 times for the period ending on December 31, 2016. Applicable during 2011 and resulting from the amendments made to the original Financing Agreement on October 25, 2010; CEMEX had to comply with consolidated financial ratios and tests under MFRS, including a coverage ratio of not less than 1.75 times for the period ended on December 31, 2011. In addition, the maximum leverage ratio must not have exceeded 7.0 times for the period ending December 31, 2011.

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2013, 2012 and 2011, taking into account the Facilities Agreement and the amended Financing Agreement, as applicable, and based on its IFRS and MFRS amounts, as applicable, CEMEX, S.A.B. de C.V. and its subsidiaries were in compliance with the financial covenants imposed by its debt contracts.

The main consolidated financial ratios as of December 31, 2013, 2012 and 2011 were as follows:

		IFRS Consolidated financial ratios		MFRS Consolidated financial ratios
		2013	2012	2011
Leverage ratio [1,2]	Limit Calculation	=< 7.00 5.49	=< 7.00 5.44	=< 7.00 6.64

Coverage ratio [3]	Limit Calculation	> 1.50 2.11	> 1.50 2.10	> 1.75 1.88

1	The leverage ratio is calculated in pesos by dividing “funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet excluding finance leases, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments
2	Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.
3	The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Financial Covenants – continued

Based on its financial forecasts, for 2014 and going forward, CEMEX believes that it will continue to comply with its covenants under its Facilities Agreement, CEMEX expects to benefit from cost savings programs implemented during 2013 and prior years that may offset the unfavorable market conditions in some of its key markets and increasing costs for key inputs such as energy. Furthermore, CEMEX will continue as appropriate its asset disposal plan in place which, as in prior years, is expected to support CEMEX’s efforts to reduce its overall debt.

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

16B)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2013 and 2012, other financial obligations in the consolidated balance sheet are detailed as follows:

		2013				2012
		Short-term	Long-term	Total		Short-term	Long-term	Total
I. Convertible subordinated notes due 2018	Ps	—	7,565	7,565	Ps	—	7,100	7,100
I. Convertible subordinated notes due 2016		—	11,551	11,551		—	10,768	10,768
II. Convertible subordinated notes due 2015		—	8,919	8,919		—	8,397	8,397
III. Mandatory convertible securities 2019		177	1,392	1,569		152	1,561	1,713
IV. Liabilities secured with accounts receivable		4,471	2,500	6,971		6,013	2,500	8,513
V. Capital Leases		920	1,823	2,743		813	2,587	3,400

	Ps	5,568	33,750	39,318	Ps	6,978	32,913	39,891

Financial instruments convertible into CEMEX’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2L).

I.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$978 (Ps11,632) aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Convertible Notes”) and US$690 (Ps8,211) aggregate principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

I.	Optional convertible subordinated notes due in 2016 and 2018 – continued

convertible into a fixed number of CEMEX’s ADSs, at the holder’s election, at any time after June 30, 2011 and are subject to antidilution adjustments. As of December 31, 2013 and 2012, the conversion price per ADS was approximately US10.03 and US$10.43, respectively. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions (note 16D), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon the potential conversion of such notes. The fair value of the conversion option as of the issuance date amounted to approximately Ps3,959, which considering the then functional currency of the issuer, was recognized until December 31, 2012 as a derivative instrument through profit or loss (note 16D). Changes in fair value of the conversion option generated a loss of Ps1,094 (US$88) in 2012 and a gain of Ps167 (US$13) in 2011, recognized within other financial (expense) income, net. Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency described in note 2D, which among other effects aligned the functional currency of the issuer with the currency in which the instruments are denominated, the conversion options embedded in the 2016 Convertible Notes and the 2018 Convertible Notes ceased to be treated as stand-alone derivatives at fair value through profit or loss. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. After antidilution adjustments, the conversion rate as of December 31, 2013 and 2012 was 99.6866 ADS and 95.8525 ADS, respectively, per each 1 thousand dollars principal amount of such notes.

II.	Optional convertible subordinated notes due in 2015

On March 30, 2010, CEMEX, S.A.B. de C.V. issued US$715 (Ps8,837) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Convertible Notes”). The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX’s ADSs, at the holder’s election, and are subject to antidilution adjustments. As of December 31, 2013 and 2012, the conversion price per ADS was approximately US$11.62 and US$12.09, respectively. Concurrent with the offering, a portion of the proceeds were used to enter into a capped call transaction that was expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon the potential conversion of the notes (note 16D). The fair value of the conversion option as of the issuance date amounted to Ps1,232, which considering the then functional currency of the issuer was recognized until December 31, 2012 as a derivative instrument through profit or loss (note 16D). Changes in fair value of the conversion option generated a loss of Ps114 (US$9) in 2012 and a gain of Ps39 (US$3) in 2011, recognized within other financial (expense) income, net. Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency described in note 2D, which among other effects aligned the functional currency of the issuer with the currency in which the instrument is denominated, the conversion option embedded in the 2015 Convertible Notes ceased to be treated as stand-alone derivative at fair value through the statement of operations. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity. After antidilution adjustments, the conversion rate as of December 31, 2013 and 2012 was 86.0316 ADS and 82.7227 ADS, respectively, per each 1 thousand dollars principal amount of such notes.

III.	Mandatorily convertible securities due in 2019

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange marketable notes issued in Mexico with maturities between 2010 and 2012, into mandatorily convertible securities for approximately Ps4,126 (US$315). Reflecting antidilution adjustments, at their scheduled conversion in 2019 or earlier if the price of the CPO reaches approximately Ps30.68 the securities will be mandatorily convertible into approximately 202 million CPOs at a conversion price of approximately Ps20.45 per CPO. During their tenure, the securities

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

III.	Mandatorily convertible securities due in 2019 – continued

bear interest at an annual rate of 10% payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. Considering the then functional currency of the issuer, the equity component represented by the fair value of the conversion option as of the issuance date of Ps1,971 was recognized within “Other equity reserves.” Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency, the conversion option embedded in these securities started to be treated as a stand-alone derivative liability at fair value through profit or loss, recognizing an initial effect of Ps365. Changes in fair value of the conversion option generated a loss of Ps135 (US$10) in 2013.

IV.	Liabilities secured with accounts receivable

As mentioned in note 9, as of December 31, 2013 and 2012, CEMEX maintained securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom, by means of which, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Based on IAS 39, CEMEX recognizes cash flows received, that is the funded amounts of the trade receivables sold within “Other financial obligations”, and maintains the receivables sold in the balance sheet.

V.	Capital leases

CEMEX has several operating and administrative assets, including buildings and mobile equipment, under capital lease contracts. Future payments associated with these contracts are presented in note 23E.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

16C)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Temporary investments (cash equivalents) and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of CEMEX’s long-term debt is level 2, and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of December 31, 2013 and 2012, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2013			2012
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Derivative instruments (notes 13B)	Ps	6,274	6,274	Ps	4,279	4,279
Other investments and non-current accounts receivable (note 13B)		5,786	5,586		4,131	3,931

	Ps	12,060	11,860	Ps	8,410	8,210

Financial liabilities
Long-term debt (note 16A)		187,021	201,040		177,539	188,128
Other financial obligations (note 16B)		33,750	48,106		32,913	42,651
Derivative instruments (notes 16D and 17)		508	508		5,451	5,451

	Ps	221,279	249,654	Ps	215,903	236,230

Fair Value Hierarchy

As mentioned in note 2L, CEMEX applies IFRS 13 for fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. Assets and liabilities carried at fair value in the consolidated balance sheets as of December 31, 2013 and 2012 are included in the following fair value hierarchy categories:

2013		Level 1	Level 2	Level 3	Total
Assets measured at fair value	Ps
Derivative instruments (notes 13B)		—	6,274	—	6,274
Investments available-for-sale (note 13B)		340	—	—	340
Investments held for trading (note 13B)		—	463	—	463

	Ps	340	6,737	—	7,077

Liabilities measured at fair value
Derivative instruments (notes 16D and 17)	Ps	—	508	—	508

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Fair Value Hierarchy – continued

2012		Level 1	Level 2	Level 3	Total
Assets measured at fair value	Ps
Derivative instruments (notes 13B)		—	4,279	—	4,279
Investments available-for-sale (note 13B)		211	—	—	211
Investments held for trading (note 13B)		—	366	—	366

	Ps	211	4,645	—	4,856

Liabilities measured at fair value
Derivative instruments (notes 16D and 17)	Ps	—	5,451	—	5,451

16D)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements, CEMEX held interest rate swaps, as well as forward contracts and other derivative instruments on CEMEX, S.A.B. de C.V.’s own shares and third parties’ shares, with the objective of, as the case may be: a) changing the risk profile associated with the price of raw materials and other energy projects; and b) other corporate purposes.

As of December 31, 2013 and 2012, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		2013		2012
(U.S. dollars millions)		Notional amount	Fair value	Notional amount	Fair value
I. Interest rate swaps	US$	174	33	181	49
II. Equity forwards on third party shares		27	1	27	—
III. Forward instruments over indexes		—	—	5	—
IV. Options on CEMEX’s own shares		2,383	408	2,743	(138)

	US$	2,584	442	2,956	(89)

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

The caption “Other financial income (expenses), net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented a net gain of approximately Ps2,126 (US$163) in 2013 and a loss of approximately Ps98 (US$8) in 2012 and a gain of approximately Ps329 (US$26) in 2011. As of December 31, 2013 and 2012, pursuant to net balance settlement agreements, cash deposits in margin accounts that guaranteed obligations through derivative financial instruments were offset with the fair value of the derivative instruments for approximately Ps95 (US$7) and Ps1,168 (US$91), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Derivative financial instruments – continued

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

As of December 31, 2013 and 2012, CEMEX had an interest rate swap maturing in September 2022 associated with agreements entered into by CEMEX for the acquisition of electric energy in Mexico (note 23C), which fair value represented assets of approximately US$33 and US$49, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR, which is the international reference rate for debt denominated in U.S. dollars. As of December 31, 2013 and 2012, LIBOR was 0.3480% and 0.50825%, respectively. Changes in the fair value of this interest rate swap generated losses of approximately US$16 (Ps207) in 2013, US$2 (Ps35) in 2012 and US$12 (Ps150) in 2011, recognized in the statements of operations for each year.

II.	Equity forwards in third party shares

As of December 31, 2013 and 2012, CEMEX had a forward contract to be settled in cash over the price of 59.5 million CPOs of Axtel in both years. The contract matures in October 2015. This contract is intended to maintain the exposure to changes in the price of such entity. Changes in the fair value of this instrument generated gains of approximately US$6 (Ps76) in 2013 and losses of approximately US$7 (Ps100) in 2012 and US$35 (Ps437) in 2011, recognized in the statements of operations for each period.

III.	Forward instruments over indexes

As of December 31, 2012, CEMEX held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which were terminated during 2013. By means of these instruments, CEMEX maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a gain of approximately US$0.3 (Ps5) in 2013, a gain of US$1 (Ps13) in 2012 and a loss of approximately US$1 (Ps13) in 2011, recognized in the statements of operations for each year.

IV.	Options on CEMEX’s own shares

On March 15, 2011, in connection with the offering of the 2016 Convertible Notes and the 2018 Convertible Notes and to effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments, over approximately 166 million ADSs (97 million ADS maturing in March 2016 and 69 million ADSs maturing in March 2018), by means of which, for the 2016 Convertible Notes, at maturity of the notes in March 2016, if the price per ADS is above US$10.0314, CEMEX will receive in cash the difference between the market price of the ADS and US$10.0314, with a maximum appreciation per ADS of US$4.6299. Likewise, for the 2018 Convertible Notes, at maturity of the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

IV.	Options on CEMEX’s own shares – continued

notes in March 2018, if the price per ADS is above US$10.0314, CEMEX will receive in cash the difference between the market price of the ADS and US$10.0314, with a maximum appreciation per ADS of US$6.1732. CEMEX paid a total premium of approximately US$222. As of December 31, 2013 and 2012, the fair value of such options represented an asset of approximately US$353 (Ps4,607) and US$226 (Ps2,899), respectively. During 2013, 2012 and 2011, changes in the fair value of these instruments generated a gain of approximately US$127 (Ps1,663) and a gain of approximately US$155 (Ps1,973) and a loss of approximately US$153 (Ps1,906), respectively, recognized within “Other financial income (expense), net” in the statements of operations. In addition, until December 31, 2012 considering that the currency in which the notes are denominated and the functional currency of the issuer differed, CEMEX separated the conversion options embedded in the 2016 Convertible Notes and the Convertible 2018 Notes and recognized them at fair value, which as of December 31, 2012, resulted in a liability of approximately US$Ps301 (Ps3,862). Changes in fair value of the conversion options generated a loss in 2012 for approximately US$243 (Ps3,078) and a gain in 2011 of approximately US$279 (Ps3,482). Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency described in note 2D, which among other effects aligned the functional currency of the issuer with the currency in which the instruments are denominated, the conversion options embedded in the 2016 Convertible Notes and the 2018 Convertible Notes ceased to be treated as stand-alone derivatives at fair value through the statement of operations. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity.

On March 30, 2010, in connection with the offering of the 2015 Convertible Notes and to effectively increase the conversion price for CEMEX’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction, after antidilution adjustments over approximately 62 million ADSs maturing in March 2015, by means of which, at maturity of the notes, CEMEX expected that if the price per ADS was above US$11.6236, CEMEX would receive in cash the difference between the market price of the ADS and US$11.6236, with a maximum appreciation per ADS of US$4.4706. CEMEX paid a premium of approximately US$105. On January 13, 2014, CEMEX initiated amendments to this transaction (note 26). As of December 31, 2013 and 2012, the fair value of such options represented an asset of approximately US$94 (Ps1,228) and US$58 (Ps751), respectively. During 2013, 2012 and 2011, changes in the fair value of this contract generated a gain of approximately US$36 (Ps465), a gain of approximately US$47 (Ps594) and a loss of approximately US$79 (Ps984), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations. In addition, until December 31, 2012, considering that the currency in which the notes are denominated and the functional currency of the issuer differed, CEMEX separated the conversion option embedded in the 2015 Convertible Notes and recognized it at fair value, which as of December 31, 2012, resulted in a liability of approximately US$64 (Ps828). Changes in fair value of the conversion option generated a loss of approximately US$56 (Ps708) in 2012 and a gain of approximately US$97 (Ps1,211) in 2011. As mentioned in the paragraph above, effective January 1, 2013, the conversion option embedded in the 2015 Convertible Notes ceased to be treated as stand-alone derivative at fair value through the statement of operations. The liability accrued until December 31, 2012 was cancelled against stockholders’ equity.

Conversely, in connection with the mandatorily convertible securities (note 16B); considering i) the aforementioned change in the functional currency of the Parent Company effective January 1, 2013 and ii) that the currency in which such mandatorily convertible securities are denominated and the functional currency of the issuer differ, CEMEX separated now the conversion option embedded in such instruments and recognizes it at fair value, which as of December 31, 2013, resulted in a liability of approximately US$39 (Ps506). Changes in fair value of the conversion option generated in 2013 a loss of approximately US$10 (Ps135).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

IV.	Options on CEMEX’s own shares – continued

As of December 31, 2012, as described in note 23C, CEMEX had granted a guarantee for a notional amount of approximately US$360, in connection with put option transactions on CEMEX’s CPOs entered into by Citibank with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees in April 2008, which fair value as of December 31, 2012, net of deposits in margin accounts, represented a liability of approximately US$58 (Ps740). Between January and April 2013, the notional amount of the guarantee was gradually unwound. Changes in fair value were recognized in the statements of operations within “Other financial income (expense), net,” representing a gain of approximately US$22 (Ps284) in 2013, a gain of approximately US$95 (Ps1,198) in 2012 and a loss of approximately US$92 (Ps1,145) in 2011. As of December 31, 2012, cash deposits in margin accounts associated with this transaction were approximately US76 (Ps975).

16E)	RISK MANAGEMENT

Since the beginning of 2009, with the exception of the capped call transactions entered into in March 2010 and March 2011 in connection with CEMEX’s 2015 Convertible Notes, 2016 Convertible Notes and 2018 Convertible Notes (notes 16B, 16D and 26), CEMEX has been reducing the aggregate notional amount of its derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to CEMEX’s debt (currency and interest rate derivatives), which was finalized during April 2009. The Facilities Agreement significantly restricts CEMEX’s ability to enter into derivative transactions.

Interest	rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value.

All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. As of December 31, 2013 and 2012, CEMEX was subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and increase its net loss. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs.

As of December 31, 2013 and 2012, approximately 38% and 35%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted average interest rate of LIBOR plus 458 basis points in 2013 and 456 basis points in 2012. As of December 31, 2013 and 2012, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net loss for 2013 and 2012 would have increased by approximately US$27 (Ps354) and US$25 (Ps315), respectively, as a result of higher interest expense on variable rate denominated debt.

Foreign	currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Foreign	currency risk – continued

costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2013, approximately 20% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 20% in the United States, 7% in the United Kingdom, 7% in Germany, 6% in France, 6% in the Rest of Northern Europe geographic segment, 2% in Spain, 3% in Egypt, 5% in the Rest of Mediterranean segment, 6% in Colombia, 7% in the Rest of South America and the Caribbean segment, 4% in Asia and 7% from CEMEX’s other operations.

As of December 31, 2013, approximately 86% of CEMEX’s financial debt was Dollar-denominated, approximately 13% was Euro-denominated, approximately 1% was Peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising from the Dollar-denominated financial debt, and the Euro-denominated financial debt, versus the currencies in which CEMEX’s revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars and Euros from its operations to service these obligations. As of December 31, 2013 and 2012, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Foreign exchange gains and losses occur when any entity incurs monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income. As of December 31, 2013 and 2012, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into CEMEX’s reporting currency, considering a hypothetic 10% strengthening of the U.S. dollar against the Mexican peso, with all other variables held constant, CEMEX’s net loss for 2013 and 2012 would have increased by approximately US$59 (Ps773) and US$108 (Ps1,522), respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2013 and 2012, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

		2013
		Mexico	USA	Northern Europe	Mediterranean	SAC	Asia	Others	Total
Monetary assets	Ps	13,608	7,632	11,237	6,644	6,081	1,775	17,145	64,122
Monetary liabilities		12,135	12,603	27,323	8,493	6,193	1,643	260,543	328,933

Net monetary assets (liabilities)	Ps	1,473	(4,971)	(16,086)	(1,849)	(112)	132	(243,398)	(264,811)

Out of which:
Dollars	Ps	(688)	(5,283)	—	(6)	1,065	129	(180,829)	(185,612)
Pesos		2,161	1	—	—	—	—	(22,366)	(20,204)
Euros		—	281	(6,623)	(2,091)	1	—	(49,073)	(57,505)
Other currencies		—	30	(9,463)	248	(1,178)	3	8,870	(1,490)

	Ps	1,473	(4,971)	(16,086)	(1,849)	(112)	132	(243,398)	(264,811)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Foreign	currency risk – continued

		2012
		Mexico	USA	Northern Europe	Mediterranean	SAC	Asia	Others	Total
Monetary assets	Ps	14,102	7,556	10,095	5,309	4,477	1,603	12,078	55,220
Monetary liabilities		13,761	13,792	26,400	8,140	6,353	1,693	239,963	310,102

Net monetary assets (liabilities)	Ps	341	(6,236)	(16,305)	(2,831)	(1,876)	(90)	(227,885)	(254,882)

Out of which:
Dollars	Ps	(991)	(6,648)	—	(17,367)	2,694	9	(144,747)	(167,050)
Pesos		1,332	412	—	—	—	—	(32,733)	(30,989)
Euros		—	—	(7,709)	(2,972)	—	—	(75,351)	(86,032)
Other currencies		—	—	(8,596)	17,508	(4,570)	(99)	24,946	29,189

	Ps	341	(6,236)	(16,305)	(2,831)	(1,876)	(90)	(227,885)	(254,882)

Equity	risk

As of December 31, 2013 and 2012, equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX’s and/or third party’s shares. As described in note 16D, CEMEX has entered into equity forward contracts on Axtel CPOs and the TRI index, as well as options and guarantees of a put option transaction based on the price of CEMEX’s own CPOs. Under these equity derivative instruments, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying share or index. All changes in fair value of such equity derivative instruments are recognized through the statements of operations as part of “Other financial income (expense), net.” A significant decrease in the market price of CEMEX’s CPOs and third party shares would negatively affect CEMEX’s liquidity and financial position.

As of December 31, 2013 and 2012, the potential change in the fair value of CEMEX’s equity forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs, with all other variables held constant, would have increased CEMEX’s net loss for 2013 and 2012 by approximately US$2 (Ps28) and US$1 (Ps17), respectively, as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

As of December 31, 2012, the potential change in the fair value of CEMEX’s forward contracts in the TRI index that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index, with all other variables held constant, would have no increased CEMEX’s net loss for 2012 by approximately US$1 (Ps6), as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the TRI index would generate approximately the opposite effect.

As of December 31, 2012, the potential change in the fair value of CEMEX’s options (capped call) and the put option transaction based on the price of CEMEX’s own CPOs that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have increased CEMEX’s net loss for 2013 and 2012 by approximately US$89 (Ps1,155) and US$76 (Ps971), respectively, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Equity	risk – continued

In addition, even though the changes in fair value of CEMEX’s embedded conversion options in the convertible notes denominated in a currency other than the functional currency of CEMEX, S.A.B de C.V. affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2013 and 2012, after considering in the convertible notes the effects related with the change in functional currency of the Parent Company in 2013, the potential change in the fair value of these embedded conversion options that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have decreased CEMEX’s net loss for 2013 and 2012 by approximately US$8 (Ps102) and US$89 (Ps1,148), respectively, as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CPO price would generate approximately the opposite effect.

Liquidity	risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. CEMEX has satisfied its operating liquidity needs primarily through the operations of its subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from operations has historically met CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, its subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially increase CEMEX net loss and reduce cash from operations. Consequently, in order to meet its liquidity needs, CEMEX also relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX’s consolidated net cash flows provided by (used in) operating activities, after interest and taxes, were approximately Ps1,270 in 2013, Ps5,949 in 2012, and Ps6,812 in 2011. The maturities of CEMEX’s contractual obligations are included in note 23E.

As of December 31, 2013, there are margin calls referring to CEMEX’s derivative financial instruments positions of approximately US$7 (Ps95). The potential requirement as of December 31, 2013 for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the prices of Axtel shares and CEMEX CPOs would not be significant.

17)	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2013 and 2012, consolidated other current accounts payable and accrued expenses were as follows:

		2013	2012
Provisions	Ps	10,186	9,496
Other accounts payable and accrued expenses		2,763	4,174
Advances from customers		2,074	1,641
Interest payable		3,007	3,003
Current liabilities for valuation of derivative instruments		—	623
Dividends payable		24	30

	Ps	18,054	18,967

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other	current and non-current liabilities – continued

Current provisions primarily consist of accrued employee benefits, insurance payments, and accruals for legal assessments, among others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

As of December 31, 2013 and 2012, other non-current liabilities, which include the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months, were as follows:

		2013	2012
Asset retirement obligations [1]	Ps	7,190	7,062
Environmental liabilities [2]		522	520
Accruals for legal assessments and other responsibilities [3]		3,817	7,412
Non-current liabilities for valuation of derivative instruments		508	4,828
Other non-current liabilities and provisions [4]		23,054	12,782

	Ps	35,091	32,604

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
3	Provisions for legal claims and other responsibilities include items related to tax contingencies.
4	As of December 31, 2013 and 2012, includes approximately Ps20,530 and Ps12,526, respectively, of the non-current portion of taxes payable recognized since 2009 as a result of the changes to the tax consolidation regime in Mexico approved in 2009 and 2013 as described in note 19D. Approximately Ps4,274 and Ps2,020 as of December 31, 2013 and 2012 respectively, were included within current taxes payable.

Changes in consolidated other non-current liabilities for the years ended December 31, 2013 and 2012 were as follows:

		2013
		Asset retirement obligations	Environmental liabilities	Accruals for legal assessments	Valuation of derivative instruments	Other provisions	Total	2012
Balance at beginning of period	Ps	7,062	520	7,412	5,452	22,277	42,723	47,169
Additions or increase in estimates		417	28	928	2,884	39,443	43,700	35,526
Releases or decrease in estimates		(399)	(31)	(4,673)	(8,798)	(36,532)	(50,433)	(34,249)
Reclassification from current to non-current liabilities, net		(159)	(26)	17	—	408	240	(759)
Accretion expense		202	10	10	—	(675)	(453)	(963)
Foreign currency translation		67	21	123	970	8,319	9,500	(4,001)

Balance at the end of period	Ps	7,190	522	3,817	508	33,240	45,277	42,723

Out of which:
Current provisions	Ps	—	—	—	—	10,186	10,186	10,119

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

18)	PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS

Defined	contribution pension plans

The costs of defined contribution plans for the years ended December 31, 2013, 2012 and 2011 were approximately Ps572, Ps528 and Ps357, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the balance sheet date.

Defined	benefit pension plans

Actuarial results related to pension and other post retirement benefits are recognized in the results and/or in other comprehensive income (loss) for the period in which they are generated, as correspond. For the years ended December 31, 2013, 2012 and 2011, the effects of pension plans and other postretirement benefits are summarized as follows:

		Pensions			Other benefits			Total
Net period cost (revenue):		2013	2012	2011	2013	2012	2011	2013	2012	2011
Recorded in operating costs and expenses
Service cost	Ps	112	138	330	35	59	63	147	197	393
Past service cost		(40)	(1,454)	(510)	(90)	(21)	(40)	(130)	(1,475)	(550)
Loss (gain) for settlements and curtailments		(18)	(513)	(254)	—	(18)	(95)	(18)	(531)	(349)

		54	(1,829)	(434)	(55)	20	(72)	(1)	(1,809)	(506)

Recorded in other financial expenses
Net interest cost		518	697	705	71	91	98	589	788	803

Recorded in other comprehensive income for the period
Actuarial (gains) losses for the period		729	657	882	(338)	97	(81)	391	754	801

	Ps	1,301	(475)	1,153	(322)	208	(55)	979	(267)	1,098

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Defined benefit pension plans – continued

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2013 and 2012 are presented as follows:

		Pensions		Other benefits		Total
		2013	2012	2013	2012	2013	2012
Change in benefits obligation:
Projected benefit obligation at beginning of year	Ps	33,440	35,716	1,729	1,631	35,169	37,347
Service cost		112	138	35	59	147	197
Interest cost		1,448	1,712	72	93	1,520	1,805
Actuarial results		830	1,200	(338)	97	492	1,297
Employee contributions		—	11	—	—	—	11
Foreign currency translation		1,019	(1,524)	25	(58)	1,044	(1,582)
Settlements and curtailments		(66)	(2,209)	(90)	(18)	(156)	(2,227)
Benefits paid		(1,694)	(1,604)	(76)	(75)	(1,770)	(1,679)

Projected benefit obligation at end of year		35,089	33,440	1,357	1,729	36,446	35,169

Change in plan assets:
Fair value of plan assets at beginning of year		21,691	22,031	23	21	21,714	22,052
Return on plan assets		930	1,015	1	2	931	1,017
Actuarial results		101	543	—	—	101	543
Foreign currency translation		679	(995)	1	—	680	(995)
Employer contributions		642	933	75	75	717	1,008
Employee contributions		—	11	—	—	—	11
Settlements and curtailments		—	(243)	—	—	—	(243)
Benefits paid		(1,694)	(1,604)	(76)	(75)	(1,770)	(1,679)

Fair value of plan assets at end of year		22,349	21,691	24	23	22,373	21,714

Amounts recognized in the balance sheets:
Funded status		12,740	11,749	1,333	1,706	14,073	13,455
Unrecognized prior services		—	3	—	2	—	5

Net projected liability recognized in the balance sheet	Ps	12,740	11,752	1,333	1,708	14,073	13,460

As of December 31, 2013 and 2012, plan assets were measured at their estimated fair value and consisted of:

		2013	2012
Cash	Ps	1,761	1,353
Investments in corporate bonds		3,091	3,619
Investments in government bonds		7,170	7,859

Total fixed-income securities		12,022	12,831

Investment in marketable securities		7,178	5,651
Other investments and private funds		3,173	3,232

Total variable-income securities		10,351	8,883

Total plan assets	Ps	22,373	21,714

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Defined benefit pension plans – continued

As of December 31, 2013 and 2012, based on the hierarchy of fair values established in IFRS 13 (note 16C), investments in plan assets are summarized as follows:

		2013				2012
(Millions of pesos)		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	Ps	1,654	107	—	1,761	1,353	—	—	1,353
Investments in corporate bonds		2,524	567	—	3,091	2,685	934	—	3,619
Investments in government bonds		7,170	—	—	7,170	7,859	—	—	7,859

Total fixed-income securities		11,348	674	—	12,022	11,897	934	—	12,831

Investment in marketable securities		5,771	1,407	—	7,178	4,550	1,102	—	5,652
Other investments and private funds		947	2,218	8	3,173	1,362	1,869	—	3,231

Total variable-income securities		6,718	3,625	8	10,351	5,912	2,971	—	8,883

Total plan assets	Ps	18,066	4,299	8	22,373	17,809	3,905	—	21,714

As of December 31, 2013, estimated payments for pensions and other postretirement benefits over the next ten years were as follows:

2013
2014	2,188
2015	2,066
2016	2,114
2017	2,182
2018	2,170
2019 – 2023	12,066

The most significant assumptions used in the determination of the net periodic cost were as follows:

	2013				2012
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Range of rates in other countries
Discount rates	7.0%	3.9%	4.6%	2.7% – 7.0%	8.0%	5.2%	5.0%	4.2% – 8.5%
Rate of return on plan assets	7.0%	3.9%	4.6%	2.7% – 7.0%	8.0%	5.2%	5.0%	4.2% – 8.5%
Rate of salary increases	4.0%	—	3.1%	2.3% – 5.0%	4.0%	—	3.2%	2.5% – 5.0%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Defined benefit pension plans – continued

As of December 31, 2013 and 2012, the aggregate projected benefit obligation (“PBO”) for pension plans and other postretirement benefits and the plan assets by country were as follows:

		2013			2012
		PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	Ps	3,355	693	2,662	3,595	574	3,021
United States		4,654	3,272	1,382	5,148	3,106	2,042
United Kingdom		22,078	17,030	5,048	20,162	16,812	3,350
Germany		3,600	295	3,305	3,479	272	3,207
Other countries		2,759	1,083	1,676	2,785	950	1,835

	Ps	36,446	22,373	14,073	35,169	21,714	13,455

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2013 and 2012, the projected benefits obligation related to these benefits was approximately Ps908 and Ps1,247, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2013 and 2012 for Mexico were 7.0%, for Puerto Rico 4.9%, the United States 4.6%, and for the United Kingdom were 6.6%.

Significant events related to employees’ pension benefits and other postretirement benefits

Effective December 31, 2013, in connection with the closure in 2010 of the Davenport Plant in California, United States, and all benefits under the Medical Plan ceased to former RMC Davenport employees and their spouses. This plan amendment under IAS 19 resulted in an adjustment to past service cost which generated a gain of approximately Ps94 recognized immediately through the 2013 benefit cost. In addition, certain reductions in workforce affected CEMEX’s pension plans in Spain and the Philippines, which led to curtailment gains of approximately Ps18 also recognized through the 2013 benefit cost.

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

On February 29, 2012, CEMEX UK agreed with the trustees of its employees’ defined benefits pension plans to the modification of certain terms and benefits accrued until February 29, 2012. Beginning on this date, the

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Significant events related to employees’ pension benefits and other postretirement benefits – continued

eligible employees in the United Kingdom started to accrue pension benefits in the existing defined contribution scheme. In addition, during 2012, the adjustment for the change in the consumer price index explained below was extended to retirees under the pension plan. As of the modifications dates, the changes to the defined benefits schemes resulted in a curtailment event and also affected prior service costs, generating a net gain in the operating results for 2012 of approximately Ps1,914 (US$146), mainly related to: 1) the effect of replacing salary increases with inflationary ones for the current retirees, and 2) the removal of certain death and termination benefits. In addition, during 2011, based on the applicable regulation, CEMEX UK communicated to the pension plans’ trustees its decision to adopt for active beneficiaries the consumer price index for purposes of the restatement by inflation of the related obligations, in replacement of the retail price index, which had been used until 2010, resulting in a decrease in the projected benefit obligation related to past services of approximately Ps509, which is reflected in both the table of the net periodic cost in 2011 and the table of the reconciliation of the benefits’ obligations, within the line item of actuarial results. These plans in the United Kingdom have been closed to new participants since 2004.

During 2011, following the required notices to the plans’ trustees, CEMEX settled its defined benefit pension plans in the Republic of Ireland. As a result, the available assets were used to provide beneficiaries’ entitlements in accordance with the agreement reached with the plans’ trustees. As of the wind up date, the total deficit in these schemes was approximately €15 (US$19 or Ps266). As part of the wind up agreement to settle this liability, CEMEX agreed to make contributions of approximately €11, of which approximately €10 will be paid over the next 20 years subject to a compound annual interest rate of 3% from the date of wind up to the date of payment. CEMEX granted security over certain non-operating assets for this payment. The wind up gave rise to a settlement gain in 2011 of approximately €4 (US$6 or Ps70), and the remaining liability as of December 31, 2011 of approximately €10 (US$13 or Ps181) was reclassified to other current and non-current liabilities, as appropriate.

During 2012, in Puerto Rico, CEMEX eliminated coverage under the medical plan for any participants who had not retired by January 2, 2012. This event generated a curtailment gain of approximately Ps18 recognized as part of the net periodic cost. The net periodic cost for 2011 reflects a curtailment gain of approximately Ps107 related to the significant decrease in the number of active participants in the Mexican plans, of which approximately Ps97 refer to other postretirement benefits.

Sensitivity analysis of pension and other postretirement benefits

For the year ended December 31, 2013, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other postretirement benefits as of December 31, 2013 are shown below:

		Pensions		Other benefits		Total
		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Assumptions:
Discount Rate Sensitivity	Ps	(2,166)	2,418	(94)	35	(2,260)	2,453
Salary Increase Rate Sensitivity		36	(29)	13	(12)	49	(41)
Pension Increase Rate Sensitivity		1,567	(1,456)	—	—	1,567	(1,456)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

19)	INCOME TAXES

19A)	INCOME TAXES FOR THE PERIOD

The amounts for income tax (expense) income to the statements of operations in 2013, 2012 and 2011 are summarized as follows:

		2013	2012	2011
Current income taxes
From Mexican operations	Ps	(12,227)	1,825	(11,010)
From foreign operations		(2,013)	4,377	(3,326)

		(14,240)	6,202	(14,336)

Deferred income taxes
From Mexican operations		8,645	1,276	327
From foreign operations		(615)	(13,521)	1,874

		8,030	(12,245)	2,201

	Ps	(6,210)	(6,043)	(12,135)

As of December 31, 2013, consolidated tax loss and tax credits carryforwards and reserved carryforwards expire as follows:

		Amount of carryforwards	Amount of reserved carryforwards
2014	Ps	1,635	455
2015		3,793	241
2016		2,603	658
2017		3,385	453
2018 and thereafter		353,187	274,656

	Ps	364,603	276,463

19B)	DEFERRED INCOME TAXES

As of December 31, 2013 and 2012, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2013	2012
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	26,290	16,118
Accounts payable and accrued expenses		7,511	11,734
Intangible assets and deferred charges, net		8,647	9,786
Others		211	177

Net deferred tax assets		42,659	37,815
Deferred tax liabilities:
Property, machinery and equipment		(32,099)	(33,672)
Investments and other assets		(3,532)	(3,531)
Others		—	(426)

Total deferred tax liabilities		(35,631)	(37,629)

Net deferred tax asset	Ps	7,028	186

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Deferred income taxes – continued

The breakdown of changes in consolidated deferred income taxes during 2013, 2012 and 2011 were as follows:

		2013	2012	2011
Deferred income tax (charged) credited to the statements of operations [1,2]	Ps	8,030	(12,245)	2,201
Deferred income tax(charged) credited to stockholders’ equity		(1,167)	(570)	87
Reclassification to other captions in the balance sheet		(21)	6	(801)

Change in deferred income tax period	Ps	6,842	(12,809)	1,487

1	In December 2013, considering the projections of estimated taxable income in the Parent Company resulting from the integration of the operations in Mexico that is described in note 26, CEMEX recognized deferred income tax assets in an amount of approximately Ps10,823.
2	Considering current estimates of future taxable income in Spain and due to changes in the applicable regulations, during 2012, CEMEX reduced its deferred tax assets associated with tax loss carryforwards by approximately Ps17,018, against the deferred income tax expense for the period.

Current and/or deferred income tax relative to items of other comprehensive loss during 2013, 2012 and 2011 were as follows:

		2013	2012	2011
Tax effects relative to foreign exchange fluctuations from debt (note 20B) [1]	Ps	—	(2,082)	3,391
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 20B)		(1,338)	(724)	1,424
Tax effects relative to actuarial gains and (losses) (note 20B)		(122)	263	271
Other effects [2]		253	(833)	(184)

	Ps	(1,207)	(3,376)	4,902

1	Effective January 1, 2013, in connection with the change of the Parent Company’s functional currency described in note 2D there were no effects of foreign exchange fluctuations from the Parent Company’s US dollar-denominated debt within other comprehensive loss.
2	In connection with the changes in the conversion options embedded into the mandatorily convertible securities and into the convertible notes as explained in note 16, a net deferred income tax effect of Ps1,298 was recognized directly into stockholders ´equity.

For the recognition of deferred tax assets, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other tax asset, CEMEX would not recognize such asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Deferred income taxes – continued

changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

As of December 31, 2013, CEMEX’s deferred tax loss carryforwards that have been recognized expire as follows:

		Amount of unreserved carryforwards
2014	Ps	1,180
2015		3,552
2016		1,945
2017		2,932
2018 and thereafter		78,531

	Ps	88,140

In connection with CEMEX’s deferred tax loss carryforwards presented in the table above, as of December 31, 2013, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate approximately Ps88,140 in consolidated pre-tax income in future periods. For the years ended December 31, 2013, 2012 and 2011, CEMEX has reported pre-tax losses on a worldwide consolidated basis. Nonetheless, based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets, considering that the amount of taxable income required to recover CEMEX’s deferred tax assets over the next four years is not significant, and that approximately Ps78,531 out of the Ps88,140 of consolidated pre-tax income mentioned above would be required over several years in 2018 and thereafter.

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

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

19C)	EFFECTIVE TAX RATE

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2013, 2012 and 2011 were as follows:

	2013	2012	2011
	%	%	%
Consolidated statutory tax rate	(30.0)	(30.0)	(30.0)
Non-taxable dividend income	(5.6)	(0.7)	(1.9)
Expenses and other non-deductible items [1]	352.7	7.7	53.4
Unrecognized tax benefits in the year	(37.8)	(49.5)	32.4
Non-taxable sale of marketable securities and fixed assets	(48.1)	(14.2)	(14.4)
Difference between book and tax inflation	39.9	34.0	9.9
Other tax non-accounting benefits [2]	(87.0)	166.4	45.9
Others	(1.5)	0.4	(0.5)

Effective consolidated tax rate	182.6	114.1	94.8

1	In 2013, this line item includes the effects associated with the termination of the tax consolidation regime in Mexico.
2	Includes: a) the effects of the different income tax rates in the countries where CEMEX operates and other permanent differences; b) changes during the period related to deferred tax assets originated by tax loss carryforwards (note 19B); and c) changes in the balance of provisions for tax uncertainties during the period, as described in note 19D.

19D)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

As of December 31, 2013 and 2012, as part of short-term and long-term provisions and other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX (note 2O). As of December 31, 2013, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011, excluding interest and penalties, is as follows:

		2013	2012	2011
Balance of tax positions at beginning of year	Ps	1,235	21,936	17,260
Additions for tax positions of prior years		207	325	1,162
Additions for tax positions of current year		68	110	4,812
Reductions for tax positions related to prior years and other items		(42)	(14,601)	(2,513)
Settlements and reclassifications		(81)	(4,053)	(121)
Expiration of the statue of limitations		(103)	(1,599)	(120)
Foreign currency translation effects		(1)	(883)	1,456

Balance of tax positions at end of year	Ps	1,283	1,235	21,936

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Significant	tax proceedings – continued

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

As of December 31, 2013, certain significant proceedings associated with these tax positions are as follows:

•	Regarding Notices of Proposed Adjustment (“NOPAs”) issued during 2011 by the U.S. Internal Revenue Service (“IRS”) for the years 2005 through 2009 proposing certain adjustments to CEMEX’s subsidiaries tax returns in the United States, a resolution was reached with the IRS regarding the income tax audits for said years and also on tax losses applicable to prior years to recover taxes previously paid as well as the amount of tax losses to be carried forward for future years. The statute of limitation for the years of 2005 through 2009 expired and accordingly, no further adjustments will be made. As of December 31, 2013, the IRS concluded its audits for the years 2010 and 2011. The final findings did not materially alter the reserves CEMEX had set aside for these matters and, as such, the amounts are not considered material to its financial results. As of December 31, 2013, no other audit periods have been opened.

•	On December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year. The decree contains a transitory amnesty provision that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period, and 100% of interest and penalties, as well as 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. CEMEX was a beneficiary of such transitory amnesty provision in connection with several of the Mexican tax proceedings mentioned in the following paragraphs. As a result, CEMEX reduced the provision accrued in prior years related to these tax proceedings and the effect is included as part of the changes of unrecognized tax benefits during the year 2012 presented in the table above.

•	On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. As of December 31, 2013, discussions with the tax authorities in Spain are ongoing and CEMEX España has not been formally notified regarding any final taxes due from the audit. According to applicable tax regulations in Spain, a penalty could be imposed on the amount of losses under discussion, but at this stage of the process, as of December 31, 2013, CEMEX is not able to assess the likelihood of a penalty being imposed or the potential damages which would be borne by CEMEX España in case a penalty is imposed. However, in case any penalty is imposed by the tax authorities in Spain, the laws of Spain provide a number of appeals that could be filed against such penalty without making any payment until they are finally resolved. As a result of conversations that are still ongoing with the tax authorities in Spain, that no penalty has been imposed on CEMEX España at this point and because CEMEX España could appeal against any fine that could be imposed, at this time this matter does not have a material adverse impact on CEMEX’s financial results. If a penalty is imposed and all the appeals were not resolved in favor of CEMEX España, the penalty could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Significant	tax proceedings – continued

•	Pursuant to amendments to the Mexican income tax law effective January 1, 2005, Mexican companies with investments in foreign entities whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on net passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such entities, provided, however, that those revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments were constitutional for tax years 2005 to 2007. On March 1, 2012 and July 5, 2012, CEMEX self-assessed the taxes corresponding to the 2005 and 2006 tax years, respectively, for a total amount, inclusive of surcharges and carry-forward charges, of approximately Ps4,642 (US$358) for 2005 and Ps1,100 (US$86) for 2006, of which 20%, equivalent to approximately Ps928 (US$72) for 2005 and Ps221 (US$17) for 2006, was paid in connection with the submission of amended tax returns. The remaining 80% of such total amounts would have been due in February 2013 and July 2013 for the 2005 and 2006 tax years, respectively, plus additional interest if CEMEX would have elected to extend the payment date in thirty-six monthly installments. On January 31, 2013 in connection with the Amnesty Provision, CEMEX reached a settlement agreement with the tax authorities consisting in a single final payment according to the rules set forth by the transitory provision described above. Changes in the provision were recognized within income tax expense in 2012. CEMEX paid the agreed upon amount on February 1, 2013.

•	In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary was disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past.

In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1, 2014, the tax consolidation regime in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results. A period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounts to approximately Ps24,804 as described in the table below.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Significant	tax proceedings – continued

Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2013, 2012 and 2011 were as follows:

		2013	2012	2011
Balance at beginning of period	Ps	14,546	12,410	10,079
Income tax received from subsidiaries		1,805	2,089	2,352
Restatement for the period		1,234	745	485
Payments during the period		(2,035)	(698)	(506)
Effects associated with the termination of the tax consolidation regime		9,254	—	—

Balance at end of period	Ps	24,804	14,546	12,410

•	On January 2011, the Mexican tax authority notified CEMEX, S.A.B. de C.V., of a tax assessment for approximately Ps996 (US$77) pertaining to changes to the income tax law approved in 2005 that permits the deductibility of the cost of goods sold deducted in the determination of income taxes, instead of using the amount of purchases. Since there were inventories as of December 31, 2004, in a transition provision, the law allowed the inventory to be accumulated as income (thus reversing the deduction via purchases) and then be deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of CEMEX’s subsidiaries. The authorities argued that because of this offsetting, the right to use such losses at the consolidated level had been lost; therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. During May 2013, CEMEX settled this tax assessment as part of the Amnesty Provision described above.

•	On November 16, 2011, the Mexican tax authorities notified Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., subsidiaries of CEMEX in Mexico, of tax assessments related to direct and indirect investments in entities considered to be preferential tax regimes, in the amount of approximately Ps1,251 (US$101) and approximately Ps759 (US$59), respectively. In February 2013, CEMEX filed a claim against these assessments before the corresponding courts. During May 2013, CEMEX settled these tax assessments based on the Amnesty Provision described below.

•	On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately Ps90 billion Colombian Pesos (approximately US$47 or Ps610) and imposed a penalty in the amount of approximately Ps144 billion Colombian Pesos (approximately US$75 or Ps975). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the special proceeding notice June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012. On January 17, 2013, CEMEX Colombia was notified of the resolution confirming the official liquidation. On May 10, 2013, CEMEX Colombia appealed the final determination. At this stage of the proceeding, as of December 31, 2013, CEMEX is not able to assess the likelihood of an adverse result in the proceedings, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Significant	tax proceedings – continued

•	On November 10, 2010, the Colombian tax authority notified CEMEX Colombia of a proceeding in which the Colombian tax authority rejected certain tax losses taken by CEMEX Colombia in its 2007 and 2008 year-end tax return. In addition, the Colombian tax authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian pesos (US$22 or Ps291) and imposed a penalty in the amount of approximately 69 billion Colombian pesos (US$36 or Ps467), both amounts as of December 31, 2013. The Colombian tax authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. CEMEX believes that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, CEMEX believes that the Colombian tax authority is no longer able to review the 2008 tax return because the time to review such return has already expired pursuant to Colombian law. The Colombian tax authority issued an official settlement on July 27, 2011, which confirmed its position in the special request. The official settlement was appealed by CEMEX on September 27, 2011. On July 31, 2012, the Colombian tax authority notified CEMEX Colombia of the resolution confirming the official liquidation. In November 2012, CEMEX Colombia appealed the official assessment. CEMEX believes it has adequately reserved for this proceeding. During 2013, CEMEX Colombia reached a settlement agreement with the Colombian Tax Authority regarding its 2007 and 2008 year-end tax returns. The amount paid in connection with the settlement regarding the 2007 and 2008 year-end tax returns was 47 billion Colombian Pesos (US$24 or Ps318). On August 26, 2013 and September 16, 2013, the settlement confirmations were signed in connection with the years 2007 and 2008, respectively, representing the official conclusion of this proceeding.

20)	STOCKHOLDERS’ EQUITY

As of December 31, 2013 and 2012, stockholders’ equity excludes investments in CPOs of CEMEX, S.A.B. de C.V. held by subsidiaries of approximately Ps269 (17,558,782 CPOs) and Ps229 (18,028,276 CPOs), respectively, which were eliminated within “Other equity reserves.”

20A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2013 and 2012, the breakdown of common stock and additional paid-in capital was as follows:

		2013	2012
Common stock	Ps	4,143	4,139
Additional paid-in capital		84,800	113,929

	Ps	88,943	118,068

During December 2013, the Company’s management approved restitution to the consolidated line item of “Retained earnings” for Ps35,667, by means of transfer with charge to the line item of “Additional paid-in capital.” This transfer represents a reclassification between line items within CEMEX’s consolidated stockholders’ equity that does not affect its consolidated amount.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Common	stock and additional paid-in capital – continued

As of December 31, 2013 and 2012, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2013		2012
Shares [1]	Series A [2]	Series B [3]	Series A [2]	Series B [3]
Subscribed and paid shares	22,847,063,194	11,423,531,597	21,872,295,096	10,936,147,548
Unissued shares authorized for stock compensation programs	1,055,956,580	527,978,290	1,155,804,458	577,902,229
Shares that guarantee the issuance of convertible [4]	6,408,438,520	3,204,219,260	6,162,438,520	3,081,219,260
Shares authorized for the issuance of stock or convertible [5]	4,146,404	2,073,202	4,146,404	2,073,202

	30,315,604,698	15,157,802,349	29,194,684,478	14,597,342,239

1	As of December 31, 2013 and 2012, 13,068,000,000 shares correspond to the fixed portion, and 32,405,407,047 shares in 2013, 30,724,026,717 shares in 2012, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
3	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
4	Shares that guarantee the conversion of both the voluntary and mandatorily convertible securities (note 16B).
5	Shares authorized for the issuance of stock through a public offer or through the issuance of convertible securities.

On March 21, 2013, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,312.3 million shares (437.4 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps4, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps5,987; (ii) increase the variable common stock by issuing up to 369 million shares (123 million CPOs), which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B). Also, on March 21, 2013, stockholders at the extraordinary shareholders’ meeting approved resolutions pursuant to which all or any part of the shares currently kept in CEMEX’s treasury as a guarantee for the potential issuance of shares through CEMEX’s convertible securities may be re-allocated to ensure the conversion rights of any new convertible securities if any new convertible securities are issued.

On February 23, 2012, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,256.4 million shares (418.8 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps3.4, considering a nominal value of Ps0.00833 per CPO, and additional paid-in capital of approximately Ps4,133.8; (ii) increase the variable common stock by issuing up to 345 million shares (115 million CPOs), which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16B); (iii) the cancellation of 5,122 million treasury shares, which were not subject to public offer or convertible notes issuance in the 24 months period authorized by the extraordinary shareholders meeting held on September 4, 2009; and (iv) increase the variable common stock by issuing up to 1,500 million shares (500 million CPOs) which will be kept in CEMEX’s treasury and used to be subscribed and paid pursuant to the terms and conditions of CEMEX’s long-term compensation stock program (note 21), without triggering the shareholders’ preemptive rights.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Common stock and additional paid-in capital – continued

On February 24, 2011, stockholders at the extraordinary shareholders’ meeting approved an increase in the variable portion of the Parent Company’s capital stock of up to 6 billion shares (2 billion CPOs). Pursuant to the resolution approved by CEMEX, S.A.B. de C.V.’s stockholders, the subscription and payment of the new shares may occur through a public offer of CPOs and/or the issuance of convertible securities. These shares are kept in CEMEX’s treasury as a guarantee for the potential issuance of shares through CEMEX’s convertible securities (note 16B).

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

The CPOs issued pursuant to the exercise of options under the “Fixed program” (note 21) generated additional paid-in capital of approximately Ps11 in 2011 and increased the number of shares outstanding. In addition, in connection with the long-term executive stock-based compensation program (note 21) in 2013, 2012 and 2011, CEMEX issued approximately 49.6 million, 46.4 million and 43.4 million CPOs, respectively, generating an additional paid-in capital of approximately Ps551 in 2013, Ps486 in 2012 and Ps495 in 2011, associated with the fair value of the compensation received by executives.

20B)	OTHER EQUITY RESERVES

As of December 31, 2013 and 2012 other equity reserves are summarized as follows:

		2013	2012
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19B and 20D)	Ps	12,152	13,523
Cumulative actuarial gains (losses)		(3,142)	(2,751)
Effects associated with CEMEX’s convertible securities [1]		6,296	1,971
Treasury shares held by subsidiaries		(269)	(229)

	Ps	15,037	12,514

1	Represents the equity component upon the issuance of CEMEX’s convertible securities described in note 16B, as well as the effects associated with such securities in connection with the change in the Parent Company’s functional currency (note 2D). Upon conversion of these securities, the balances will be correspondingly reclassified to common stock and/or additional paid-in capital. (note 16A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other equity reserves – continued

For the years ended December 31, 2013, 2012 and 2011, the translation effects of foreign subsidiaries included in the statements of comprehensive loss were as follows:

		2013	2012	2011
Foreign currency translation adjustment [1]	Ps	(4,187)	(16,019)	30,732
Foreign exchange fluctuations from debt [2]		—	6,939	(11,305)
Foreign exchange fluctuations from intercompany balances [3]		5,139	1,756	(8,068)

	Ps	952	(7,324)	11,359

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
2	Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V. associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries.
3	Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

20C)	RETAINED EARNINGS

Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2013, the legal reserve amounted to Ps1,804. As mentioned in note 20A, in December 2013, CEMEX incurred a restitution of retained earnings from additional paid-in capital for Ps35,667.

20D)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2013 and 2012, non-controlling interest in equity amounted to approximately Ps8,716 and Ps8,410, respectively.

On November 15, 2012, CEMEX Latam, a wholly-owned subsidiary of CEMEX España, concluded its initial offering of 170,388,000 new common shares, at a price of 12,250 Colombian Pesos per common share. The common shares offered by CEMEX Latam included (a) 148,164,000 new common shares offered in a public offering to investors in Colombia and in a concurrent private placement to eligible investors outside of Colombia, and (b) an additional 22,224,000 new common shares offered in such private placement that were subject to a put option granted to the initial purchasers during the 30-day period following closing of the offering. CEMEX Latam’s assets include substantially all of CEMEX’s cement and ready-mix assets in Colombia, Panama, Costa Rica, Brazil, Guatemala and El Salvador. After giving effect to the offering, and the exercise of the put option by the initial purchasers, CEMEX España, owns approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.) under the ticker CLH. The net proceeds from the offering of approximately US$960, after deducting commissions and offering expenses and after giving effect to the exercise of the put option by the initial purchasers, were used by CEMEX to repay indebtedness under the Facilities

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Non-controlling interest – continued

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

As of December 31, 2013 and 2012, the balances of the non-controlling interest included approximately US$477 (Ps6,223) and US$473 (Ps6,078), respectively, representing the notional amount of perpetual debentures. The balance in 2013 and 2012 excludes the notional amount of perpetual debentures held by subsidiaries, acquired through a series of exchange transactions of each series of its then outstanding perpetual debentures for new secured notes or other financial instruments (note 16A). The exchange offers previously mentioned were contemporarily agreed by CEMEX and its perpetual debentures’ holders, without any existing commitment.

Interest expense on the perpetual debentures was included within “Other equity reserves” and amounted to approximately Ps405 in 2013, Ps453 in 2012 and Ps1,010 in 2011, excluding in all the periods the amount of interest accrued by perpetual debentures held by subsidiaries.

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

As of December 31, 2013 and 2012, the detail of CEMEX’s perpetual debentures, giving effect to the exchange transactions that occurred during 2012, as mentioned in note 16A, and to the exclusion of perpetual debentures held by subsidiaries, was as follows:

		2013		2012		Repurchase option
Issuer	Issuance date	Nominal amount		Nominal amount			Interest rate
C10-EUR Capital (SPV) Ltd	May 2007		€64		€64	Tenth anniversary	6.3%
C8 Capital (SPV) Ltd	February 2007	US$	137	US$	137	Eighth anniversary	6.6%
C5 Capital (SPV) Ltd [1]	December 2006	US$	69	US$	69	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd	December 2006	US$	183	US$	183	Tenth anniversary	6.7%

1	CEMEX is not permitted to call these debentures under the Facilities Agreement. As of December 31, 2013 and 2012, 3-month LIBOR was approximately 0.246% and 0.306%, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

21)	EXECUTIVE STOCK-BASED COMPENSATION

CEMEX has long-term restricted stock-based compensation programs providing for the grant of CEMEX’s CPOs to a group of executives, pursuant to which, new CPOs are issued under each annual program over a service period of 4 years. By agreement with the executives, the CPOs of the annual grant (25% of each annual program) are placed in a trust established for the benefit of the executives to comply with a 1 year restriction on sale. Under these programs, CEMEX granted approximately 49.6 million CPOs in 2013, 46.4 million CPOs in 2012 and 43.4 million CPOs in 2011 that were subscribed and pending for payment in CEMEX’s treasury. Of the total CPOs granted in 2012, approximately 10.3 million CPOs were related to termination payments associated with restructuring events (note 6). As of December 31, 2013, there are approximately 82.3 million CPOs associated with these annual programs that are expected to be issued during the following years as the executives render services. The compensation expense related to these programs in 2013, 2012 and 2011 recognized in the operating results amounted to approximately Ps551, Ps486 and Ps495, respectively. The weighted average price per CPO granted during the period was approximately Ps11.11 in 2013, Ps10.48 in 2012 and Ps11.42 in 2011.

In 2012, CEMEX initiated a new stock-based compensation program for a group of executives which is linked to both internal performance conditions (increase in Operating EBITDA), and market conditions (increase in the price of CEMEX’s CPO), over a period of three years. Under this program, CEMEX granted awards over approximately 39.9 million CPOs, which become vested upon achievement of the annual internal o external performance conditions, which were achieved in 2013 and 2012, representing a total of 50% of the CPOs granted. Any CPOs vested would be only delivered, fully unrestricted, to active executives in March 2015. The compensation expense related to this program in 2013 and 2012 recognized in the operating results against “Other equity reserves” amounted to approximately Ps136 in both periods.

Options outstanding under CEMEX’s programs represent liability instruments (note 2S). The information related to options granted in respect of CEMEX, S.A.B. de C.V. shares is as follows:

Options	Variable Program (A)	Restricted Program (B)	Special Program (C)
Options at the beginning of 2012	543,496	15,022,272	632,792
Changes in 2012:
Options cancelled and adjustments	(279,720)	(15,022,272)	(125,345)

Options at the end of 2012	263,776	—	507,447
Changes in 2013:
Options cancelled and adjustments	(263,776)	—	(160,112)
Options exercised	—	—	(111,312)

Options at the end of 2013	—	—	236,023

Underlying CPOs [1]	—	—	4,720,450

Weighted average exercise prices per CPO:
Options outstanding at the beginning of 2013 [1]	US$1.4	—	US$1.4
Options exercised in the year	—	—	US$1.0
Options outstanding at the end of 2013 [1]	—	—	US$1.6

Average life of options:	—	—	0.8years

1	Prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalization of retained earnings

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Executive stock-based compensation – continued

A)	Variable program

This program started in November 2001, through an exchange of fixed program options, with exercise prices denominated in dollars increasing annually at a 7% rate.

B)	Restricted program

These options had an exercise price denominated in dollars which, depending on the program, increased annually at a 5.5% rate or at a 7% rate.

C)	Special program

Until 2005, a subsidiary in the United States granted to a group of its employees a stock option program to purchase CEMEX ADSs. The options granted have a fixed exercise price denominated in dollars and tenure of 10 years. The option exercises are hedged using ADSs currently owned by subsidiaries, which increases the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs.

Valuation of options at fair value and accounting recognition

All options outstanding qualify as liability instruments and are valued at their estimated fair value as of the date of the financial statements, recognizing changes in valuations in the statements of operations. The options’ fair values were determined through the binomial option-pricing model considering the options’ remaining tenure and assumptions of expected dividend yield, volatility and interest rate based on reasonable market conditions. The balances of the provision for the remaining executive stock options as of December 31, 2013 and 2012 and the changes in such provision for the years ended December 31, 2013, 2012 and 2011 were not significant.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Loss per share – continued

The amounts considered for calculations of loss per share (“LPS”) in 2013, 2012 and 2011 were as follows:

		2013	2012	2011
Denominator (thousands of shares)
Weighted average number of shares outstanding [1]		34,485,885	34,236,719	34,004,226
Capitalization of retained earnings [2]		1,404,099	1,404,099	1,404,099
Effect of dilutive instruments – mandatorily convertible securities (note 16B) [3]		605,332	582,050	559,663

Weighted average number of shares outstanding – basic		36,495,316	36,222,868	35,967,988
Effect of dilutive instruments – stock-based compensation (note 21) [3]		306,930	286,042	174,934
Effect of potentially dilutive instruments – optionally convertible securities (note 16B) [3]		6,832,200	6,569,424	6,316,755

Weighted average number of shares outstanding – diluted		43,634,446	43,078,334	42,459,677

Numerator
Consolidated net loss	Ps	(9,611)	(11,338)	(24,932)
Less: non-controlling interest net income		1,223	662	21

Controlling interest net loss		(10,834)	(12,000)	(24,953)
Plus: after tax interest expense on mandatorily convertible securities		181	196	209

Controlling interest net loss – basic loss per share		(10,653)	(11,804)	(24,744)
Plus: after tax interest expense on optionally convertible securities		1,494	1,501	1,153

Controlling interest net loss – diluted loss per share	Ps	(9,159)	(10,303)	(23,591)

Controlling Interest Basic Loss Per Share	Ps	(0.29)	(0.33)	(0.69)

Controlling Interest Diluted Loss Per Share [4]	Ps	(0.29)	(0.33)	(0.69)

1	Based on IAS 33, the weighted average number of shares outstanding in 2012 and 2011 reflects the shares issued as a result of the capitalization of retained earnings declared on March 2013 and February 2012, as applicable (note 20A).
2	According to resolution of the stockholders’ meetings on March 20, 2014 (note 26).
3	The number of CPO to be issued under the executive stock-based compensation programs, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method.
4	For 2013, 2012 and 2011, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic and diluted loss per share.

23)	COMMITMENTS

23A)	GUARANTEES

As of December 31, 2013 and 2012, CEMEX, S.A.B. de C.V. had guaranteed loans of certain subsidiaries for approximately US$7,125 (Ps92,982) and US$9,148 (Ps117,557), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

23B)	PLEDGED ASSETS

As of December 31, 2013 and 2012, CEMEX had liabilities amounting to US$83 and US$84, respectively, secured by property, machinery and equipment. These amounts exclude the financial liabilities associated with capital leases (note 16B), as there are no legal liens on the related assets.

In addition, in connection with the Financing Agreement (note 16A), CEMEX transferred to a guarantee trust and entered into pledge agreements for the benefit of the Facilities Agreement lenders, note holders and other creditors having the benefit of negative pledge clauses, the shares of several of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, in order to secure payment obligations under the Facilities Agreement and other debt instruments. These shares also secure several other financings entered into prior to the date of the Facilities Agreement.

23C)	OTHER COMMITMENTS

As of December 31, 2013 and 2012, CEMEX had commitments for the purchase of raw materials for an approximate amount of US$107 (Ps1,398) and US$127 (Ps1,632), respectively.

In September 2006, CEMEX and the Spanish company ACCIONA formalized an alliance to develop a wind farm project for the generation of 250 Megawatts (MW) in the Mexican state of Oaxaca. CEMEX acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2013, 2012 and 2011, EURUS supplied (unaudited) approximately 25.8%, 29.1% and 23.7%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

In 1999, CEMEX entered into agreements with an international partnership, which financed, built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). In 2007, the original operator was replaced. Pursuant to the agreement, CEMEX would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004 and that was further extended until 2027 with the change of operator. In addition, CEMEX committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations, a commitment that has been hedged through four 20-year agreements entered with Petróleos Mexicanos (“PEMEX”), which terminate in 2024. Consequently, for the last 3 years, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2013, 2012 and 2011, TEG supplied (unaudited) approximately 70.9%, 67.8% and 69.1%, respectively, of CEMEX’s overall electricity needs during such year for its cement plants in Mexico.

In regards with the above, in March 1998 and July 1999, CEMEX signed contracts with PEMEX providing that beginning in April 2004 PEMEX’s refineries in Cadereyta and Madero City would supply CEMEX with a combined volume of approximately 1.75 million tons of petcoke per year. As per the petcoke contracts with PEMEX, 1.2 million tons of the contracted volume will be allocated to TEG and the other energy producer and the remaining volume will be allocated to CEMEX’s operations in Mexico. By entering into the petcoke contracts with PEMEX, CEMEX expects to have a consistent source of petcoke throughout the 20-year term.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other commitments – continued

In 2007, CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, entered into a long-term energy supply contract with Vattenfall Europe New Energy Ecopower (“VENEE”), pursuant to which VENEE committed to supply energy to CEMEX’s Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year COZ has the option to fix in advance the volume of energy that it will acquire from VENEE, with the option to adjust the purchase amount one time on a monthly and quarterly basis. According to the contract, COZ acquired (unaudited) approximately 27 MW in 2011, 2012, and 2011, COZ expects to acquire 27 MW per year for 2013 and 2014, and expects to acquire between 26 and 28 MW per year starting in 2015 and thereafter. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, did not require initial investments and was expected to be performed at a future date. Based on its terms, this contract qualified as a financial instrument under IFRS. However, as the contract is for CEMEX’s own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices and thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately US$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represented the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 136 million CPOs at a price of US$2.6498 per CPO (120% of initial CPO price in dollars). If the value of the assets held in the trust (34.7 million CPOs and the securities that track the performance of the Mexican Stock Exchange) was insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required settle, in April 2013, the difference between the total number of CPOs at a price of US$2.6498 per CPO and the market value of the assets of the trust. During the tenure of the transaction, the purchase price per CPO in dollars and the corresponding number of CPOs under this transaction were subject to dividend adjustments. Moreover, CEMEX recognized a liability for the fair value of the guarantee, and changes in valuation were recorded in the statements of operations (note 16D). Between January and April 2013, the 136 million put options were gradually unwounded, and cash deposits in margin accounts, after deducting the value of the trust’ assets, were used in an aggregate amount of approximately US$112.

On July 30, 2012, CEMEX signed a 10-year strategic agreement with International Business Machines Corporation (“IBM”) pursuant to which IBM provides business processes services and information technology (“IT”). Moreover, IBM provides business consulting to detect and promote sustainable improvements in CEMEX’s profitability. The 10-year contract signed with IBM is expected to generate cost reductions to CEMEX over such period, and includes: data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other commitments – continued

In connection with the agreement in principle entered into by CEMEX and Holcim in August 2013 described in note 15B, and that is currently subject (i) to the review and authorization of the Authorities and (ii) final binding agreements, in respect to the part of the transaction in Spain, if executed, CEMEX anticipates that any definitive agreements relating to the transaction will contain customary provisions regarding Holcim’s rights as a minority shareholder in CEMEX España Operaciones.

23D)	COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2013, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 350 thousand dollars to 2 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously are significantly larger. However, this scenario is remote. The amount expensed through self-insured health care benefits was approximately US$70 (Ps914) in 2013, US$72 (Ps925) in 2012 and US$62 (Ps866) in 2011.

23E)	CONTRACTUAL OBLIGATIONS

As of December 31, 2013 and 2012, CEMEX had the following contractual obligations:

(U.S. dollars millions)		2013					2012
Obligations		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total	Total
Long-term debt	US$	296	765	7,236	6,330	14,627	13,857
Capital lease obligations [1]		58	91	61	82	292	361
Convertible notes [2]		14	1,603	625	27	2,269	2,177

Total debt and other financial obligations [3]		368	2,459	7,922	6,439	17,188	16,395
Operating leases [4]		111	157	87	47	402	413
Interest payments on debt [5]		1,037	2,052	2,004	1,196	6,289	5,366
Pension plans and other benefits [6]		168	320	334	925	1,747	1,653
Purchases of raw materials [7]		68	39	—	—	107	127
Purchases of fuel and energy [8]		218	443	442	2,278	3,381	3,539

Total contractual obligations	US$	1,970	5,470	10,789	10,885	29,114	27,493

	Ps	25,709	71,384	140,796	142,049	379,938	353,285

1	Represent nominal cash flows. As of December 31, 2013, the net present value of future payments under such leases was US$210 (Ps2,743), of which, US$28 (Ps365) refers to payments from 1 to 3 years, US$32 (Ps418) refer to payments from 3 to 5 years, and US$80 (Ps1,040) refer payments of more than 5 years.
2	Refers to the convertible notes described in note 16B and assumes repayment at maturity and no conversion of the notes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Contractual	obligations – continued

3	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.
4	The amounts represent nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$126 (Ps1,647) in 2013, US$156 (Ps2,003) in 2012 and US$256 (Ps3,195) in 2011.
5	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2013 and 2012.
6	Represents estimated annual payments under these benefits for the next 10 years (note 18), including the estimate of new retirees during such future years.
7	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows.
8	Future nominal payments for energy were estimated on the basis of an aggregate average expected consumption of 3,147.8 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

24)	CONTINGENCIES

24A)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, in addition to those related to income tax matters (note 19D), the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements, representing the best estimate of the amounts payable. Therefore, CEMEX believes that it will not incur significant expenditure in excess of the amounts recorded. As of December 31, 2013, the details of the most significant events are as follows:

•

In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, including CEMEX Polska and another of CEMEX’s indirect subsidiaries in Poland. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish cement market. In January 2007, CEMEX Polska filed its response to the notification, denying that it had committed the practices listed by the Protection Office, and submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position that its activities were in line with Polish competition law. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. The fine imposed on CEMEX Polska amounted to approximately 116 million Polish Zloty (US$38 or Ps502), which represents 10% of CEMEX Polska’s total revenue for the calendar year preceding the imposition of the fine. On December 23, 2009, CEMEX Polska filed an appeal before the Polish Court of Competition and Consumer Protection in Warsaw (the “First Instance Court”). After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regards with the appeals filed by CEMEX Polska and other cement producers, which were previously combined into a joint appeal. The First Instance Court reduced the penalty imposed on CEMEX Polska to approximately Polish Zlotys 93.89 million (US$31) which is equal to 8.125% of CEMEX Polska’s revenue in 2008. On December 20, 2013, CEMEX Polska requested the First Instance Court to deliver its

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Provisions resulting from legal proceedings – continued

judgment with a written justification. After reception of the written justification CEMEX Polska intends to appeal the First Instance Court judgment before the Appeals Court in Warsaw. The abovementioned penalty is enforceable until the Appeals Court issues its final judgment. As of December 31, 2013, CEMEX recognized a provision of approximately 93.89 million Polish Zloty (US$31 or Ps406), representing the best estimate on such date of the expected cash outflow in connection with this resolution. As of December 31, 2013, CEMEX does not expect this matter would have a material adverse impact on its results of operations, liquidity or financial condition.

•	In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany, against CEMEX Deutschland AG, CEMEX’s subsidiary in Germany, and other German cement companies originally seeking approximately €102 (US$140 or Ps1,831) in respect of damage claims relating to alleged price and quota fixing by German cement companies between 1993 and 2002. Since that time, CDC has acquired new claims by assignment, and the claim has increased to €131 (US$180 or Ps2,352). CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. In February 2007, the District Court in Düsseldorf allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed the resolution but the appeal was dismissed in May 2008. On March 1, 2012, the District Court in Düsseldorf revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply. After several court hearings, on December 17, 2013 the District Court in Düsseldorf issued a decision on closing the first instance. By this decision, all claims brought to court by CDC were dismissed. CDC may file an appeal against this decision before the Higher Regional Court in Düsseldorf, Germany. The court held that the way CDC obtained the claims from 36 cement purchasers was illegal given the limited risk it faced for covering the litigation costs. The acquisition of the claims also breached rules that make the provision of legal advice subject to public authorization. As of December 31, 2013, CEMEX is unable to assess the likelihood of an adverse result from any appeal the CDC may file and, because of the number of defendants, the potential damages that would be borne by CEMEX; however, if the final decision is adverse to CEMEX, it could have a material adverse impact on its results of operations, liquidity or financial condition. As of December 31, 2013, CEMEX Deutschland AG had accrued liabilities regarding this matter of approximately €28 (US$39 or Ps503), including accrued interests over the principal amount of the claim.

•	CEMEX has environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste. As of December 31, 2013, CEMEX had generated a provision for the net present value of such obligations of approximately £131 (US$217 or Ps2,832). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

As of December 31, 2013, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately US$24 (Ps313). The environmental matters relate to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision,

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Provisions resulting from legal proceedings – continued

CEMEX’s subsidiaries believe that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, CEMEX’s does not believe that they will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

24B)	OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, in addition to those related in tax matters (note 19D), which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote after considering all the elements of such proceedings, as well as proceedings in which a negative resolution for CEMEX may represent, among other things, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. As of December 31, 2013, the details of the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•	On September 5, 2013, CEMEX Colombia received a resolution, issued by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio or the “SIC”) pursuant to which the SIC opened an investigation and issued a statement of objections against five cement companies and 14 directors of those companies, including CEMEX Colombia, for alleged anti-competitive practices. On October 7, 2013, CEMEX Colombia responded the statement of objections and submitted evidence in its relief. The investigated parties are accused of allegedly breaching rules which prohibit: a) any kind of practice, procedure or system designed to limit free competition and determining or maintaining unfair prices; b) any agreements designed to directly or indirectly fix prices; and c) any market sharing agreements between producers or between distributors. In connection with the 14 executives under investigation, including a former legal representative and the current President of CEMEX Colombia, the SIC may investigate and sanction any individual who collaborates, facilitates, authorizes, executes or tolerates behavior that violates free competition rules. If the alleged infringements are substantiated, aside from any measures that could be ordered to remediate the alleged anti-competitive practices, penalties may be imposed by the SIC against CEMEX Colombia for up to 58.9 billion Colombian Pesos (US$30) for each violation and to each company being declared in breach of the competition rules, and up to 1.2 billion Colombian Pesos (approximately US$1) against those individuals found responsible of collaborating, facilitating, authorizing, executing or tolerating behavior that violates free competition rules. As of December 31, 2013, CEMEX is not able to assess the likelihood of an adverse result, but if adversely resolved, such resolution may not have a material adverse impact on CEMEX’s financial results of operation, liquidity or financial condition.

•

On July 24, 2013 a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East (“SLFPAE”) in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants including CEMEX, Inc. SLFPAE is seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. CEMEX, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other	contingencies from legal proceedings – continued

connection with oil and gas operations that were divested in the late 1980’s. The matter was recently removed to the United States District Court for the Eastern District of Louisiana and a motion by the Plaintiffs to remand to State Court is pending. As of December 31, 2013, CEMEX does not has sufficient information to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX, Inc., if any, or if such damages, if any, would have or not a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	On September 13, 2012, the first instance court of Assiut in Egypt issued a judgment (the “First Instance Judgment”) to: (i) annul the Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company (“MIC”) pursuant to which CEMEX acquired a controlling interest in Assiut Cement Company (“ACC”); and (ii) reinstate former employees to their former jobs at ACC. The First Instance Judgment was notified to ACC on September 19, 2012. On October 18, 2012 and October 20, 2012, ACC and MIC, respectively, filed appeals of the decision with the Appeals Court in Assiut (the “Appeals Court”) of hearings with the Appeals Court were held on December 19, 2012, January 22, 2013, April 16, 2013, June 16, 2013, September 14, 2013, October 23, 2013 and November 17, 2013. In the November 17, 2013 hearing the Assiut court decided to join the appeals filed by ACC and MIC and adjourned the session to January 20, 2014. As of December 31, 2013, CEMEX is not able to assess the likelihood of an adverse result, but if adversely resolved, such resolution may have a material adverse impact on CEMEX’s financial results of operations, liquidity or financial condition.

•	On June 21, 2012, one of CEMEX’s subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application, filed by a homeowner who built his house with concrete supplied by CEMEX in October of 2010, claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with the Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekel (US$80 or Ps1,038). CEMEX’s subsidiary submitted a formal response to the corresponding court. Both parties presented their preliminary arguments in a hearing held on November 4, 2013; the next hearing has been scheduled for February 10, 2014. At this stage, CEMEX believes the application is vexatious and should be dismissed without any expense to CEMEX. As of December 31, 2013, CEMEX is analyzing the legal strategy to be employed and is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, but if adversely resolved, CEMEX does not believe the final resolutions would have a material adverse impact on its results of operations, liquidity and financial condition.

•

On January 20, 2012, the United Kingdom Competition Commission (the “UK Commission”), commenced a market investigation (“MIR”) into the supply or acquisition of cement, ready-mix concrete and aggregates. The referral to the UK Commission was made by the Office of Fair Trading, following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. CEMEX’s subsidiaries in the UK were invited to participate in the MIR and fully cooperated. The UK Commission issued its full Provisional Findings Report on May 23, 2013, in which it provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other	contingencies from legal proceedings – continued

major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. On October 8, 2013 the UK Commission announced its provisional decision on remedies which should not require CEMEX to divest any of its assets in the United Kingdom. Other major participants in the MIR could be required to divest certain of their assets in the United Kingdom. Based on the provisional remedies, as, as of December 31, 2013, CEMEX does not expect any material adverse impact on its results of operations, liquidity and financial condition from the Finding and Remedies final report that is to be submitted by the UK Commission by January 17, 2014.

•	On December 8, 2010, the European Commission (the “EC”) informed CEMEX that it has decided to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom, which include CEMEX and seven other companies. These proceedings may lead to an infringement decision or, if the objections raised by the EC are not substantiated, the case might be closed. On April 2011, the EC requested CEMEX to deliver a substantial amount of information and documentation. CEMEX filed an appeal before the General Court of the European Union for the annulment of such request for information and documentation on the grounds that it is contrary to several principals of European Union Law. Nonetheless, the request was fulfilled by CEMEX on August 2, 2011. On September 16, 2011, without discussing the main arguments of the claim, the EC rejected the claim from CEMEX asking for the annulment of the request. On December 15, 2011, CEMEX complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process. On December 21, 2011, CEMEX filed its reply to the EC’s rejection. The EC filed its rejoinder on March 27, 2012. A hearing with respect to the proceedings against CEMEX was held on February 6, 2013, and the hearings for all other companies being investigated were held during April 2013. CEMEX estimates that the judgment will be issued during 2014. If the alleged infringements are substantiated, the EC may impose a maximum fine of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved. CEMEX intends to defend its position vigorously in this proceeding and is fully cooperating and will continue to cooperate with the EC in connection with this matter. As of December 31, 2013, the extent of the charges and the alleged infringements are unknown, and it is not clear which revenues would be used for the determination of the possible penalties. As a result, CEMEX cannot assess the likelihood of an adverse result or the amount of the potential fine, but, if adversely resolved, it may have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

•	On October 26, 2010, CEMEX, Inc., one of CEMEX’s subsidiaries in the United States, received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of December 31, 2013, CEMEX Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand, and it is unclear, as of December 31, 2013, whether any formal proceeding will be initiated by the Office of the Florida Attorney General, or if such proceedings are initiated, if adverse decision against CEMEX resulting from the investigation would be made or if such decision would have or not a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other	contingencies from legal proceedings – continued

•	On June 5, 2010, the District of Bogota’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá or the “Environmental Secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogotá, as well as those of other aggregates producers in the same area. The Environmental Secretary alleged that during the past 60 years CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the injunction, on June 5, 2010, CEMEX Colombia received a notification from the Environmental Secretary informing the initiation of proceedings to impose fines against CEMEX Colombia based on the above mentioned alleged environmental violations. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible). On June 11, 2010, the local authorities in Bogotá, in compliance with the Environmental Secretary’s decision, sealed off the mine to machinery and prohibited the removal of CEMEX’s aggregates inventory. Although there is not an official quantification of the possible fine, the Environmental Secretary has publicly declared that the fine could be as much as 300 billion Colombian pesos (US$156 or Ps2,032). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to CEMEX’s clients in Colombia. At this stage, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia. An adverse resolution on this case would have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

In October 2009, CEMEX Corp., one of CEMEX’s subsidiaries in the United States, and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price fixing in Florida. Underlying the class action lawsuits is the allegation that the defendants conspired to raise prices of cement and concrete and hinder competition in Florida. In March 2012, CEMEX Corp. and the other defendants effected a settlement of all cases resulting in CEMEX having to pay approximately 460 thousand dollars. As part of the settlement agreement CEMEX did not admit any inappropriate conduct or wrongdoing. The settlement of this matter will not have a material adverse impact on CEMEX´s results of operations, liquidity or financial position.

•	In September 2009, the Spanish Competition Commission (Comisión Nacional de la Competencia or “CNC”) separate from the investigation conducted by the EC, conducted its own inspection in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix and aggregates within the Chartered Community of Navarre (“Navarre”). In December 2009, the CNC started a procedure against CEMEX España and four companies with activities in Navarre for alleged practices prohibited under the Spanish competition law. On January 12, 2012, the CNC notified CEMEX of its final decision on this matter, imposing a fine of 500 thousand euro (688 thousand dollars or Ps9) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009. CEMEX España denied any wrongdoing and on March 1, 2012, filed an appeal before the competent court (“Audiencia Nacional”) requesting the interim suspension of the decision until a final judgment is issued. To that effect, it requested the CNC Council to suspend the implementation of its decision until the Audiencia Nacional decided on the requested interim measure. On July 10, 2012, the Audiencia Nacional issued a resolution agreeing to the suspension of payment of the fine.

•

In June 2009, the Texas General Land Office (the “GLO”) alleged that CEMEX failed to pay approximately US$550 in royalties related to mining activities by CEMEX and its predecessors since the 1940s on lands

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other	contingencies from legal proceedings – continued

that, when transferred originally by the State of Texas, contained a reservation of mineral rights. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed an appeal on March 25, 2010. Both parties submitted briefs and the Court of Appeals heard oral arguments on this matter on May 3, 2011. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the mineral rights on the lands mined by CEMEX and its predecessors in interest. On February 23, 2012, the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay 750 thousand dollars in five equal installments of 150 thousand per year and will enter into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. As of December 31, 2013, CEMEX does not expect a material adverse impact on its results of operations, liquidity or financial condition as a result of this settlement.

•	In January and March 2009, one of CEMEX’s subsidiaries in Mexico was notified of two findings issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), for presumptive violations of Mexican antitrust laws. During the CFC investigation, CEMEX filed constitutional challenges for both cases considering that these findings contain substantial violations of rights granted by the Mexican Constitution. In both challenges, the Circuit Courts resolved that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX appealed such resolutions. With respect to the second case, on October 14, 2011, the CFC determined to close the case due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling. The CFC recently confirmed its resolution to not impose any sanctions due to a lack of evidence. This decision was challenged by the plaintiffs before a Mexico City’s District Court through a constitutional challenge, which was dismissed; thereafter the plaintiffs appealed this resolution before a Circuit Court in Mexico City. On September 20, 2013, the Circuit Court in Mexico City confirmed that the case should be closed due to a lack of evidence to impose any sanctions. With respect to the first case, on February 14, 2012, CEMEX was fined for approximately Ps10.2 for anticompetitive practices and was ordered to implement certain measures. CEMEX appealed the resolution before the CFC and the Circuit Court in Monterrey and denied any wrongdoing. In June 2012, the CFC confirmed its resolution. On July 2, 2012, CEMEX filed a separate constitutional challenge before the Mexico City’s District Court and simultaneously filed a claim against the June 2012 CFC’s resolution before the Circuit Court in Monterrey. The Monterrey Circuit Court nullified the fine previously imposed on CEMEX, consequently on May 15, 2013, the District Court in Mexico City dismissed the constitutional challenge filed by CEMEX against that decision. On December 18, 2012, the CFC ratified its resolution, which CEMEX appealed. On February 12, 2013, CEMEX filed an appeal against the new resolution before the Monterrey Circuit Court. On June 6, 2013, the Monterrey Circuit Court ruled that the CFC did not comply with its resolution and that the matter should be sent to Mexico’s Supreme Court in order to apply the relevant sanctions to the CFC. Once the CFC was notified of the content of this resolution, the CFC issued a new decision revoking its previous resolution and withdrawing all charges against CEMEX.

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

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other	contingencies from legal proceedings – continued

ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (the “Engineers”) in connection with the issuance of the permits. On January 29, 2010, the Engineers concluded a revision and determined procedures for granting new federal quarry permits for the SCL and FEC quarries. During February 2010, new quarry permits were granted to the SCL and FEC quarries. A number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. The cessation or significant restriction of quarrying operations in the Lake Belt area could have a significant adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	In November 2008, AMEC/Zachry, the general contractor for CEMEX’s expansion project in Brooksville, Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando, for US$60 (Ps783), alleging delay damages and seeking an equitable adjustment to the contract and payment of change orders. During 2009, FLSmidth (“FLS”), a supplier for the mining and cement industry, became a co-defendant in the lawsuit. During 2009 and 2010, CEMEX filed counterclaims against both suppliers. On November 18, 2010, the court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida, and denied FLS’s motion on the pleading against CEMEX Florida. On January 6, 2011, CEMEX Florida amended its pleadings in accordance with the court’s rulings. On March 17, 2011, FLS filed another motion seeking dismissal of one of CEMEX Florida’s new claims asserted in the amended pleading. In December 2012, the parties to this proceeding have entered into a settlement. The settlement of this matter did not have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

•	In July 2008, Strabag SE (“Strabag”), one of the leading suppliers of building materials in Europe, entered into a Share Purchase Agreement (“SPA”) to purchase CEMEX’s operations in Austria and Hungary for €310 (US$427 or Ps5,566). On July 1, 2009, Strabag notified CEMEX of its purported rescission of the SPA. In October 2009, CEMEX filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce (“ICC”), requesting a declaration that Strabag’s rescission of the SPA was invalid and claiming the payment of damages caused to CEMEX for the alleged breach of the SPA for €150 (US$206 or Ps2,693). After a period of hearings, counterclaims, responses and the conformation of the arbitration tribunal, a final award dated May 29, 2012, was notified to CEMEX on June 1, 2012. The arbitral tribunal declared that Strabag’s rescission of the SPA was unlawful and ineffective, and ordered Strabag to pay to CEMEX a compensation for damages (including accrued interest), arbitration and legal costs. Strabag filed an annulment action before the Swiss Federal Supreme Court (the “Swiss Court”) on July 2, 2012. During the annulment process with the Swiss Court, on July 20, 2012, Strabag paid CEMEX, through RMC Holdings B.V., the amounts ordered by the arbitral tribunal on its final award for €43 (US$59 or Ps772) and, in order to secure the potential obligation to repay these amounts to Strabag in the event that the Swiss Court resolves to annul the May 29, 2012 final award, RMC Holdings B.V. pledged in favor of Strabag 496,355 shares (approximately a 33% stake) in its subsidiary Cemex Austria AG. On February 20, 2013, the Swiss Court rendered its judgment rejecting the annulment action brought by Strabag and ordered it to pay the Court costs for 100 thousands Swiss francs (106 thousand dollars) and to compensate RMC Holdings B.V. with an amount of 200 thousands Swiss francs (211 thousand dollars) for costs incurred in the proceedings. As a result, the pledge made in favor of Strabag was cancelled on March 4, 2013. The amount of the final award mentioned above was recorded in the statement of operations in 2012, of which approximately €35 (US$48 or Ps628) identified with CEMEX’s damages was recognized as part of other expenses, net, and approximately €8 (US$11 or Ps141) related to the recovery of operating losses and expenses caused by Strabag was recognized as part of costs and administration expenses.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other	contingencies from legal proceedings – continued

•	In April 2006, the cities of Kaštela and Solin in Croatia published their respective development master plans, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia by the Croatian government in September 2005. In May 2006, CEMEX filed an appeal before a constitutional court seeking a declaration by the court of its rights and seeking prohibition of the implementation of the master plans. The municipal courts in Kaštela and Solin had previously rejected the appeals presented by CEMEX. These resolutions were appealed. These cases are currently under review by the Constitutional Court in Croatia, and it is expected that these proceedings will continue for several years before resolution. During the proceedings, the Administrative Court in Croatia ruled in favor of CEMEX, validating the legality of the mining concession granted by the government of Croatia. This decision was final. However, as of December 31, 2013, CEMEX has not been notified of an official declaration from the Constitutional Court as to whether the cities of Kaštela and Solin, within the scope of their master plans, can unilaterally change the borders of exploited fields. CEMEX believes that a declaration of the Constitutional Court will enable it to seek compensation for the losses caused by the proposed changes to the borders of the land available for extraction. Nonetheless, even when it is considered remote, would CEMEX lose its mining concession in Croatia, it would have a material adverse impact on its results of operations, liquidity and financial condition. On June 15, 2012, CEMEX was notified that the case had been transferred from the constitutional court to the administrative court as a result of a new law that places the administrative courts in charge of disputes relating to environmental planning. In order to alleviate the adverse impact of the master plans, CEMEX is currently in the process of negotiating a new revised mining concession.

•

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia and other members of the Colombian Ready-mix Producers Association (Asociación Colombiana de Productores de Concreto or ASOCRETO), a union formed by all the ready-mix concrete producers in Colombia. The lawsuit claimed that CEMEX Colombia and other ASOCRETO members were liable for the premature distress of the concrete slabs of the Autopista Norte trunk line of the Transmilenio bus rapid transit system in Bogotá in which ready-mix concrete and flowable fill supplied by CEMEX Colombia and other ASOCRETO members was used. The plaintiffs alleged that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs sought the repair of concrete slabs and estimated that the cost of such repair would be approximately 100 billion Colombian pesos (US$52 or Ps677). In 2008, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings, the Superior Court of Bogotá allowed CEMEX to present and insurance policy in the amount of 20 billion Colombian pesos (US$10 or Ps135). CEMEX deposited the security and, in July 2009, the attachment was lifted. On October 10, 2012, the court issued at first instance judgment pursuant to which the accusation made against two ASOCRETO officers was nullified, but the judgment convicted the former director of the Urban Development Institute (“UDI”), and legal representatives of the builder and the auditor to a prison term of 85 months and a fine of 32 million Colombian Pesos (17 thousand dollars). As a consequence of the annulment the judge ordered a restart of the proceeding against the ASOCRETO officers. The UDI and other parties to the proceeding appealed the first instance judgment, and on August 30, 2013, the Superior Court of Bogotá resolved: a) to reduce the prison term imposed to the former UDI officers to 60 months and imposed a fine equivalent to 8.8 million Colombian pesos; b) to sentence the UDI officers to severally pay the amount of 108 billion Colombian pesos (US$56 or Ps731); c) to overturn the penalty imposed to the builder’s legal representatives and auditor because the criminal action against them was time barred; and d) to revoke the annulment in favor of the ASOCRETO officers and ordered the first instance judge to render a judgment regarding the ASOCRETO officers’ liability or lack thereof. In addition, six actions related to the premature distress were brought

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Other	contingencies from legal proceedings – continued

against CEMEX Colombia. The Cundinamarca Administrative Court (Tribunal Administrativo de Cundinamarca) nullified five of these actions and currently, only one remains outstanding. In addition, the UDI filed another action alleging that CEMEX Colombia made deceiving advertisements on the characteristics of the flowable fill used in the construction of the line. CEMEX Colombia participated in this project solely and exclusively as supplier of the ready-mix concrete and flowable fill, which were delivered and received to the satisfaction of the contractor, fulfilling all the required technical specifications. CEMEX Colombia did not participate in nor had any responsibility on the design, sourcing of materials or their corresponding technical specifications or construction. At this stage of the proceedings, as of December 31, 2013, CEMEX is not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

As of December 31, 2013, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

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

The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions. CEMEX has identified the following transactions between related parties:

•

Mr. José Antonio Fernández Carbajal, former member of the board of directors of CEMEX, S.A.B. de C.V. until February 23, 2012, is president and chief executive officer of Fomento Empresarial Mexicano, S.A.B. de C.V. (“FEMSA”), a large multinational beverage company. Moreover, Mr. Francisco Javier Fernández Carbajal, brother of Mr. José Antonio Fernández Carbajal, was appointed to the board of directors of

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Related parties – continued

CEMEX, S.A.B. de C.V. effective March 21, 2013. In the ordinary course of business, CEMEX pays and receives various amounts to and from FEMSA for products and services for varying amounts on market terms. Mr. Fernández Carbajal is the actual chairman of the board of Consejo de Enseñanza e Investigación Superior, A.C. (the managing entity of Instituto Tecnológico y de Estudios Superiores de Monterrey or ITESM). Mr. Lorenzo H. Zambrano, Chairman of the Board of Directors and Chief Executive Officer of CEMEX, S.A.B. de C.V., was chairman of the board of ITESM until February 13, 2012. ITESM has received contributions from CEMEX for amounts that were not material in the periods presented.

•	Mr. Rafael Rangel Sostmann, a member of the board of directors of CEMEX, S.A.B. de C.V., was the dean of ITESM until September 12, 2011.

•	Mr. Bernardo Quintana Isaac, former member of the board of directors of CEMEX, S.A.B. de C.V., until March 20, 2013 is the chairman of the board of directors of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”). Empresas ICA is one of the most important engineering and construction companies in Mexico. In the ordinary course of business, CEMEX extends financing to Empresas ICA in connection with the purchase of CEMEX’s products, on the same credit conditions that CEMEX awards to other customers.

•	Mr. Lorenzo H. Zambrano is a member of the board of directors of IBM. As mentioned in note 23C, in the ordinary course of business, IBM provides CEMEX with business processes services and IT, including: data processing services (back office) in finance, accounting and human resources; as well as IT infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

•	Mr. Karl H. Watson Jr. is the President of CEMEX’s operations in the U.S. In the ordinary course of business, CEMEX’s U.S. operations pays fees to Florida Aggregate Transport, a vendor based in Florida, for freight services. Karl H. Watson Jr.’s stepbrother is part of Florida Aggregate Transport’s ownership and senior management. The amount of those services, which are negotiated on market terms, are not significant to CEMEX’s U.S. operations.

•	On April 12, 2011, Juan Pablo San Agustín Rubio was appointed to the role of executive vice president for strategic planning and business development, which is part of CEMEX’s senior management. In 2007, in compliance with CEMEX’s then applicable policies, CEMEX extended a loan to Mr. San Agustín Rubio for the construction of a house. During the first quarter of 2012, the loan was repaid in full. The loan bore interest at an annual rate of 1.2% and the largest amount outstanding from January 1, 2011 until it was repaid was approximately €275 thousand. Except for the previously described loan, during 2013, 2012 and 2011, there were no loans between CEMEX and its board members or other members of its top management.

•	For the years ended December 31, 2013, 2012 and 2011, the aggregate amount of compensation of CEMEX, S.A.B. de C.V.’s board of directors, including alternate directors, and top management executives, was approximately US$39 (Ps504), US$37 (Ps490) and US$24 (Ps300), respectively. Of these amounts, approximately US$25 (Ps321) in 2013, US$26 (Ps343) in 2012 and US$18 (Ps225) in 2011, was paid as base compensation plus performance bonuses, including pension and postretirement benefits. In addition, approximately US$14 (Ps183) in 2013, US$11 (Ps147) in 2012 and US$6 (Ps75) in 2011 of the aggregate amount in each year, corresponded to allocations of CPOs under CEMEX’s executive stock-based compensation programs. In 2013 and 2012, the amount of CPOs allocated included approximately US$3 (Ps38) and US$3 (Ps39), respectively, of compensation earned under the program that is linked to the fulfillment of certain performance conditions and that is payable through March 2015 to then still active members of CEMEX, S.A.B. de C.V.‘s board of directors and top management executives (note 21).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

26)	SUBSEQUENT EVENTS

During the first and second quarter of 2014, in order to run its operations in Mexico more efficiently and to facilitate the acquisition of financing, CEMEX has launched an initiative to integrate its Mexican businesses and operational activities in Mexico under a single entity. This initiative considers that there are efficiency and improvement opportunities by shifting from a platform where CEMEX serves its customers from different entities according to its line of business (i.e. cement, concrete, aggregates), into a platform where customers, now sorted by end-user segment (i.e. distributor, builder, manufacturer) will be serviced from a single entity. Under this initiative CEMEX, S.A.B. de C.V. will integrate productive, commercial, marketing and administrative activities related to the sale of cement, ready-mix concrete, aggregates and other construction materials in Mexico. As part of this initiative, CEMEX S.A.B. de C.V., will enter into lease agreements of property, plant and equipment, with CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V. and CEMEX Agregados, S.A. de C.V., these companies that have carried operating activities until December 31, 2013 and the beginning of 2014, will cease to have operating activities on or after April 1, 2014, and while maintaining property of the assets will mainly act as lessors. To implement the Mexican integration initiative efficiently, a wholly owned administrative trust will be used to concentrate lease payments and obtain financing. CEMEX, S.A.B. de C.V. will continue to consolidate the entire CEMEX group.

On January 13, 2014, considering its short term maturity, CEMEX initiated a process to amend the terms of the capped call options maturing in 2015 (note 16D), using prevailing market valuation of the instrument. As of January 31, 2014, the execution of this cash-less amendment is still ongoing, when finalized during February 2014; CEMEX estimates that it will have the right to receive the market value of approximately 7.7 million of ADSs through a same number of zero-strike call options maturing in March 2015, which will be marked-to-market through profit or loss prospectively.

In connection with the MIR commenced by the UK Commission (note 24B), on January 14, 2014, the UK Commission published its Finding and Remedies final report which followed the earlier Provisional Findings Report in regards any remedies for CEMEX’s subsidiaries in the United Kingdom. The UK Commission made changes to the provisional decision in its Final Report regarding the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag by the other major participants in the MIR; CEMEX’s subsidiaries in the United Kingdom were not impacted by this final report.

In connection with the Antitrust Cartel Litigation in Germany (note 24A), on January 15, 2014, CDC filed an appeal before the Higher Regional Court in Düsseldorf against the decision issued by the Düsseldorf District Court on December 17, 2013.

In connection with the First Instance Judgment issued by the first instance court of Assiut in Egypt in order to annul the Share Purchase Agreement pursuant to which CEMEX acquired a controlling interest in ACC (note 24B), on a hearing held on January 20, 2014, the Appeals Court, without issuing a decision on the merits of the First Instance Judgment, accepted the appeals and referred the matter to an administrative court in Assiut. CEMEX’s facilities in Egypt continue to operate normally.

On February 14, 2014, the Audiencia Nacional notified the judgment issued regarding this matter (note 24B), accepting in part the appeal filed by CEMEX España. On March 27, 2014, CEMEX España filed an appeal before the Supreme Court (Tribunal Supremo) against the judgment of the Audiencia Nacional. CEMEX does not expect that the decision to be issued by the CNC to have a material adverse impact on our results of operations, liquidity and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

Subsequent events – continued

On February 28, 2014, CEMEX, S.A.B. de C.V. entered into private conversion agreements with certain institutional holders of its 2015 Convertible Notes (note 16B), pursuant to which such holders converted approximately US$280 in aggregate principal amount of the 2015 Convertible Notes in exchange for approximately 28 million ADSs.

On March 5, 2014, CEMEX repaid the remaining €247 aggregate principal amount outstanding of its Notes due 2014 at their maturity, using a portion of the proceeds from New Notes issued on September 25, 2013 (note 16A).

On March 20, 2014, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,404 million shares (468 million CPOs); (ii) increase the variable common stock by issuing up to 387 million shares (129 million CPOs), which will be kept in CEMEX’s treasury to be used to preserve the rights of note holders pursuant to CEMEX´s convertible securities (note 16B).

On April 1, 2014, through its subsidiary CEMEX Finance LLC issued US$1,000 aggregate principal amount of 6.0% Senior Secured Notes due 2024 and €400 aggregate principal amount of its 5.250% Senior Secured Notes due 2021 (together the “April 1st Notes”). The payment of principal, interest and premium, if any, on the April 1st Notes is fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Toltecas de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II, B.V., CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK.

In connection with the tax audit process in Spain covering the tax years from and including 2006 to 2009 (note 19D), on April 4, 2014, CEMEX informed securities authorities in Mexico and the Unites States that the tax authorities in Spain notified CEMEX España of fines in the aggregate amount of approximately €456 (US$626). The laws of Spain provide a number of appeals that can be filed against such fines without CEMEX España having to make any payment until such appeals are finally resolved. CEMEX España intends to appeal such fines. At this stage, CEMEX is not able to assess the likelihood of an adverse result regarding this matter, and the appeals that CEMEX España will file could take an extended amount of time to be resolved, but if all appeals that CEMEX España files are adversely resolved, it could have a material adverse impact on the results of operations, liquidity and financial condition.

The securitization programs in France and the United Kingdom were extended in March 2014 and mature in March 2015. In April 2014, CEMEX refinanced its securitization program in Mexico with a final maturity in March 2017 (note 9).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011

(Millions of Mexican pesos)

27)	MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2013 and 2012 were as follows:

		% Interest
Subsidiary	Country	2013	2012
CEMEX México, S. A. de C.V. [1]	Mexico	100.0	100.0
CEMEX España, S.A. [2]	Spain	99.9	99.9
CEMEX, Inc.	United States	100.0	100.0
CEMEX Latam Holdings, S.A. [3]	Spain	74.4	74.4
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.	Colombia	99.7	99.7
Cemento Bayano, S.A.	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
Solid Cement Corporation [4]	Philippines	100.0	100.0
APO Cement Corporation [4]	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. [4]	Thailand	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd [4]	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria, AG.	Austria	100.0	100.0
CEMEX Hrvatska d.d.	Croatia	100.0	100.0
CEMEX Czech Republic, s.r.o [5].	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Hungária Kft.	Hungary	100.0	100.0
Readymix Limited [5]	Ireland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [6]	United Arab Emirates	100.0	100.0
CEMEX AS	Norway	100.0	100.0
Cimentos Vencemos do Amazonas, Ltda.	Brazil	100.0	100.0
Readymix Argentina, S.A.	Argentina	100.0	100.0
CEMEX Jamaica	Jamaica	100.0	100.0
Neoris N.V. [7]	The Netherlands	99.8	99.8

1	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España and subsidiaries.
2	CEMEX España is the indirect holding company of most of CEMEX’s international operations.
3	The interest reported includes treasury shares. CEMEX Latam Holdings, which is listed in the Colombian stock exchange, is a subsidiary of CEMEX España and the indirect holding company of CEMEX’s operations in Colombia, Costa Rica, Panama, Brazil, Guatemala and El Salvador (note 20D).
4	Represents CEMEX’s indirect interest in the economic benefits of these entities.
5	Since 2012, Readymix plc is known as Readymix Limited, and CEMEX Czech Operations, s.r.o as CEMEX Czech Republic, s.r.o.
6	CEMEX owns 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.
7	Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.